Form 20-F
period 2013-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2014-04-30
CIK 1263043

As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

20, Sejong-Daero 9-Gil, Jung-Gu

Seoul 100-724, Korea

(Address of principal executive offices)

Sung Hun Yu, +822 6360 3071(T), irshy@shinhan.com, +822 6360 3082 (F), 20, Sejong-Daero 9-Gil, Jung-Gu, Seoul 100-724, Korea

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

Yes  ☐  No  ☐

i

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND CURRENCY OF PRESENTATION

Unless otherwise specified or the context otherwise requires:

•	the terms “we,” “us,” “our,” “Shinhan Financial Group,” “SFG” and the “Group” mean Shinhan Financial Group Co., Ltd. and its consolidated subsidiaries; and

•	the terms “Shinhan Financial Group Co., Ltd.,” “our company” and “our holding company” mean Shinhan Financial Group Co., Ltd.

All references to “Korea” or the “Republic” contained in this annual report mean The Republic of Korea. All references to the “Government” mean the government of The Republic of Korea. The Financial Supervisory Service is the executive body of the Financial Services Commission of Korea (“Financial Services Commission”). References to “MOSF” are to the Ministry of Strategy and Finance of Korea.

Our fiscal year ends on December 31 of each year, except Shinhan Savings Bank. Unless otherwise specified or the context otherwise requires, all references to a particular year are to the year ended December 31 of that year.

The currency of the primary economic environment in which we operate is Korean Won.

In this annual report, unless otherwise indicated, all references to “Won” or “￦” are to the currency of The Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ￦1,055.3 to US$1.00, which was the noon buying rate in the City of New York on December 31, 2013 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 11, 2014, the Noon Buying Rate was ￦1,035.4 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Unless otherwise indicated, the financial information presented in this annual report has been prepared on a consolidated basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Effective January 1, 2013, we adopted IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and amendments to International Accounting Standard (“IAS”) 19 “Employee Benefits” (“IAS 19”), as a result of which we changed our accounting policies regarding the scope of consolidation and remeasurements of net defined benefit liability (asset), respectively. Accordingly, we have restated our consolidated statements of comprehensive income for the year ended December 31, 2012 and our consolidated statements of financial position as of January 1, 2012 and December 31, 2012 to give effect to IFRS 10 and the amendments to IAS 19. We have also restated our consolidated statements of comprehensive income for the years ended December 31, 2011 and 2010 and our consolidated statements of financial position as of December 31, 2011 and 2010 to give effect to the amendments to IAS 19 for comparative purposes. See “Item 5.A. Operating Results — Critical Accounting Policies” and Note 2 of the notes to our consolidated financial statements.

Unless stated otherwise, all financial information contained in this annual report for the years ended December 31, 2012 and 2013 and as of January 1, 2012 and December 31, 2012 and 2013 is presented in accordance with IFRS, as amended and supplemented by IFRS 10 and the amendments to IAS 19, and all financial information contained in this annual report as of and for the years ended December 31, 2010 and 2011 is presented in accordance with IFRS, as amended and supplemented by the amendments to IAS 19.

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

The selected consolidated income statement and balance sheet data set forth below for the years ended December 31, 2010, 2011, 2012 and 2013 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS as issued by the IASB. Until December 31, 2010, we prepared our consolidated financial information in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). All financial information as of and for the year ended December 31, 2010 included in this report has been prepared in accordance with IFRS. Our consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012 and 2013 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2010		2011		2012		2013
	(In billions of Won and millions of US$, except per common share data)
Interest income	￦	12,909	￦	13,781	￦	13,998	￦	12,588	$11,929
Interest expense		(6,436)		(6,701)		(7,018)		(5,985)	(5,672)

Net interest income		6,473		7,080		6,980		6,603	6,257
Fees and commission income		3,397		3,557		3,491		3,490	3,307
Fees and commission expense		(1,640)		(1,798)		(1,948)		(2,103)	(1,993)

Net fees and commission income		1,757		1,759		1,543		1,387	1,314
Net insurance loss		(76)		(119)		(209)		(379)	(359)
Dividend income		217		209		174		158	150
Net trading income (loss)		334		(132)		608		77	73
Net foreign currency transaction gain		117		14		280		296	281
Net gain (loss) on financial instruments designated at fair value through profit or loss		(125)		172		(532)		(122)	(116)
Net gain on sale of available-for-sale financial assets		652		846		536		701	664
Impairment losses on financial assets		(1,336)		(983)		(1,416)		(1,340)	(1,270)
General and administrative expenses		(3,789)		(3,983)		(4,062)		(4,203)	(3,983)
Net other operating expenses		(613)		(538)		(724)		(540)	(511)

Operating income		3,611		4,325		3,178		2,638	2,500
Equity in income of associates		15		58		28		7	7
Other non-operating income (loss), net		(138)		(38)		25		37	35

Profit before income taxes		3,488		4,345		3,231		2,682	2,542
Income tax expense		(584)		(957)		(739)		(623)	(590)

Profit for the year	￦	2,904	￦	3,388	￦	2,492	￦	2,059	$1,952

	Year Ended December 31,
	2010		2011		2012		2013
	(In billions of Won and millions of US$, except per common share data)
Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations	￦	(18)	￦	16	￦	(85)	￦	(58)	$(55)
Net change in unrealized fair value of available-for-sale financial assets		175		(461)		13		(270)	(256)
Equity in other comprehensive income of associates		21		3		4		(5)	(5)
Net change in unrealized fair value of cash flow hedges		13		1		16		6	6
Other comprehensive income (loss) of separate account		2		—		1		(2)	(2)

		193		(441)		(51)		(329)	(312)

Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability		(45)		(115)		—		20	18

		(45)		(115)		—		20	18

Total other comprehensive loss, net of income tax		148		(556)		(51)		(309)	(294)

Total comprehensive income for the year	￦	3,052	￦	2,832	￦	2,441	￦	1,750	$1,658

Net income attributable to:
Equity holders of the Group		2,729		3,215		2,322		1,903	1,803
Non-controlling interest		175		173		170		156	149
Total comprehensive income attributable to:
Equity holders of the Group		2,876		2,660		2,269		1,594	1,511
Non-controlling interest		176		172		172		156	147
Earnings per share:
Basic earnings per share in Won and US$(1)		5,269		6,195		4,684		3,819	3.62
Dilutive earnings per share in Won and US$(2)		5,167		6,065		4,684		3,819	3.62

Notes:

(1)	Basic earnings per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.

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

Consolidated Balance Sheet Data

	As of December 31,				As of January 1,		As of December 31,
	2010		2011		2012		2012		2013		2013
	(In billions of Won and millions of US$, except per common share data)
Assets
Cash and due from banks	￦	11,822	￦	14,731	￦	14,799	￦	13,507	￦	16,473	$15,610
Trading assets		9,412		11,954		14,521		16,654		18,033	17,089
Financial assets designated at fair value through profit or loss		2,208		1,801		1,801		2,542		3,361	3,185
Derivative assets		3,159		2,319		2,321		2,171		1,717	1,628
Loans, net		181,347		192,573		193,229		200,289		205,723	194,952
Available-for-sale financial assets		29,452		34,106		34,016		36,284		33,604	31,845
Held-to-maturity financial assets		12,529		11,895		11,895		11,660		11,031	10,454
Property and equipment, net		2,976		2,994		2,994		3,108		3,214	3,046
Intangible assets, net		4,073		4,203		4,203		4,195		4,226	4,005
Investments in associates		300		249		249		299		329	311
Current tax receivable		11		9		9		14		6	6
Deferred tax assets		65		29		31		100		197	186
Investment properties, net		286		275		515		779		690	654
Other assets, net		9,949		10,888		10,948		13,283		12,449	11,797
Assets held for sale		21		16		16		54		243	230

Total assets	￦	267,610	￦	288,042	￦	291,547	￦	304,939	￦	311,296	$294,998

Liabilities
Deposits	￦	149,417	￦	163,016	￦	166,244	￦	173,296	￦	178,810	$169,448
Trading liabilities		823		704		704		1,371		1,258	1,192
Financial liabilities designated at fair value through profit or loss		1,954		3,298		3,298		4,822		5,909	5,600
Derivative liabilities		2,588		1,972		1,972		1,904		2,027	1,920
Borrowings		18,085		20,033		20,255		19,518		20,143	19,088
Debt securities issued		40,286		39,737		39,735		38,838		37,491	35,528
Liability for defined benefit obligations		170		275		275		222		118	111
Provisions		859		870		870		748		750	711
Current tax payable		251		568		568		254		239	227
Deferred tax liabilities		184		—		22		42		15	14
Liabilities under insurance contracts		8,986		10,867		10,867		13,419		15,656	14,837
Other liabilities		16,812		19,843		19,817		21,593		19,021	18,025

Total liabilities	￦	240,415	￦	261,183	￦	264,627	￦	276,027	￦	281,437	$266,701

Equity
Capital stock	￦	2,590	￦	2,645	￦	2,645	￦	2,645	￦	2,645	$2,507
Other equity instrument		—		239		239		537		537	509
Capital surplus		8,835		9,887		9,887		9,887		9,887	9,370
Capital adjustments		(391)		(393)		(393)		(393)		(393)	(373)
Accumulated other comprehensive income		1,584		1,030		1,033		980		672	637
Retained earnings		12,116		10,989		11,047		12,715		14,194	13,451

Total equity attributable to equity holders of the Group		24,734		24,397		24,458		26,371		27,542	26,101
Non-controlling interest		2,461		2,462		2,462		2,541		2,317	2,196

Total equity	￦	27,195	￦	26,859	￦	26,920	￦	28,912	￦	29,859	$28,297

Total liabilities and equity	￦	267,610	￦	288,042	￦	291,547	￦	304,939	￦	311,296	$294,998

Dividends

	Year Ended December 31,
	2010		2011		2012		2013
	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	￦	750	￦	750	￦	700	￦	650
In U.S. Dollars		$0.66		$0.65		$0.66		$0.62
Cash dividends per share of preferred stock:
In Korean Won	￦	5,275	￦	4,996	￦	5,580	￦	5,580
In U.S. Dollars		$4.62		$4.31		$5.25		$5.29

Selected Statistical Information

Profitability Ratios

	Year Ended December 31,
	2010	2011	2012	2013
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	0.98%	1.09%	0.82%	0.66%
Average total Group stockholders’ equity(1)	10.36	10.89	8.83	7.04
Dividend payout ratio(2)	21.84	20.39	16.76	19.43
Net interest spread(3)	2.29	2.34	2.11	1.95
Net interest margin(4)	2.69	2.80	2.57	2.36
Efficiency ratio(5)	87.39	82.53	85.97	88.22
Cost-to-average assets ratio(6)	8.85	7.23	6.54	6.48
Equity to average asset ratio(7)	9.49	9.97	9.31	9.43

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

(2)	Represents the ratio of total dividends declared on common and preferred stock as a percentage of net income attributable to the Group.

(3)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4)	Represents the ratio of net interest income to average interest-earning assets.

(5)

Represents the ratio of non-interest expense to the sum of net interest income and non-interest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2010		2011		2012		2013
	(In billions of Won, except percentages)
Non-interest expense (A)	￦	24,124	￦	20,505	￦	19,800	￦	20,095
Divided by
The sum of net interest income and non-interest income (B)		27,606		24,845		23,031		22,777
Net interest income		6,473		7,080		6,980		6,603
Non-interest income		21,133		17,765		16,051		16,174
Efficiency ratio ((A) as a percentage of (B))		87.39%		82.53%		85.97%		88.22%

(6)	Represents the ratio of non-interest expense to average total assets.

(7)	Represents the ratio of average stockholders’ equity to average total assets.

Asset Quality Ratios

	As of December 31,
	2010		2011		2012		2013
	(In billions of Won, except percentages)
Total gross loans	￦	184,249	￦	195,055	￦	202,916	￦	207,987
Total allowance for loan losses		2,852		2,577		2,800		2,476
Allowance for loan losses as a percentage of total loans		1.55%		1.32%		1.38%		1.19%
Impaired loans(1)	￦	2,757	￦	2,457	￦	2,658	￦	2,386
Impaired loans as a percentage of total loans		1.50%		1.26%		1.31%		1.15%
Allowance as a percentage of impaired loans		103.45%		104.88%		105.34%		103.77%
Total non-performing loans(2)	￦	1,427	￦	1,416	￦	1,695	￦	1,197
Non-performing loans as a percentage of total loans		0.77%		0.73%		0.84%		0.58%
Allowance as a percentage of total assets		1.06%		0.89%		0.92%		0.80%

Notes:

(1)	Impaired loans include (i) loans for which the borrower has defaulted under Basel standards and (ii) loans that qualify as “troubled debt restructurings” under IFRS.

(2)	Non-performing loans are defined as loans, whether corporate or retail, that are past due more than 90 days.

Capital Ratios

	As of December 31,
	2010	2011	2012	2013
	(Percentages)
Group BIS ratio(1)	12.38%	11.41%	12.46%	13.43%
Total capital adequacy ratio of Shinhan Bank	15.47	15.26	15.83	16.29
Adjusted equity capital ratio of Shinhan Card(2)	24.99	25.81	27.43	30.41
Solvency ratio for Shinhan Life Insurance(3)	397.93	324.02	287.70	253.24

Notes:

(1)

Under the guidelines of the Financial Services Commission applicable to financial holding companies, the minimum requisite capital ratio applicable to us is the Bank for International Settlement (“BIS”) ratio of 8%. This computation is based on our consolidated financial statements in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

(2)

Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Services Commission for credit card companies. Under these guidelines, a credit card company is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on the consolidated financial statements of the credit card company prepared in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Credit Card Companies — Capital Adequacy.”

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

	As of December 31,
	2011		2012		2013
	(In millions of Won, except percentages)
Risk-weighted assets	￦	195,579,399	￦	201,184,402	￦	190,716,648
Total risk-adjusted capital	￦	22,315,419	￦	25,075,736	￦	25,605,827
Tier 1 capital	￦	17,316,861	￦	19,124,728	￦	21,538,399
Capital adequacy ratio (%)		11.41%		12.46%		13.43%
Tier 1 capital ratio (%)		8.85%		9.51%		11.29%

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2009	1,163.7	1,270.0	1,532.8	1,163.7
2010	1,130.6	1,155.7	1,253.2	1,104.0
2011	1,158.5	1,106.9	1,197.5	1,049.2
2012	1,063.2	1,126.2	1,185.0	1,063.2
2013	1,055.3	1,094.7	1,161.3	1,050.1
October	1,060.8	1,065.9	1,075.5	1,057.5
November	1,057.8	1,061.6	1,072.7	1,054.8
December	1,055.3	1,055.6	1,161.4	1,050.1
2014 (through April 11)	1,035.4	1,065.8	1,084.3	1,035.4
January	1,080.4	1,067.1	1,083.7	1,050.3
February	1,066.0	1,071.3	1,084.3	1,062.1
March	1,064.7	1,070.5	1,079.6	1,064.1
April (through April 11)	1,035.4	1,050.1	1,058.3	1,035.4

Source:	Federal Reserve Board

Note:

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. Dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. Dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. Dollars are based on the Noon Buying Rate in effect on December 31, 2013, which was ￦1,055.3 to US$1.00. On April 11, 2014, the Noon Buying Rate in effect was ￦1,035.4 to US$1.00.

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. The lagging difficulties affecting the European, U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the European, U.S., Chinese and global economy have caused global economic prospects to remain uncertain in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to the ongoing volatility in the global financial markets and speculations regarding changes in monetary policies of the United States and other countries, the value of the Won relative to the U.S. Dollar has also fluctuated significantly in recent years. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. While the global economy has incrementally shown mixed signs of stabilization and recovery starting 2010, the overall prospects for the global and Korean economies in 2014 and beyond remain uncertain due in part to the continuing fiscal and macroeconomic difficulties in Europe and less than robust recovery of Asian economies, including China, Japan and India, notwithstanding expansionary monetary policies. Any future deterioration of the global and Korean economies could adversely affect our business, financial condition and results of operations.

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowances for loan losses and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. In addition, the continuing slump in the real estate market and the shipbuilding industry have led to increased delinquency among our corporate borrowers in the construction, real estate leasing, shipbuilding and shipping industries (and in certain cases, even insolvency, corporate restructurings and/or voluntary arrangements with creditors, as was the case for the current and former member companies of the STX Group and Keangnam Enterprises Co., Ltd., to which we have limited exposure). While we have sought to actively reduce our exposure to such troubled industries through preemptive risk management policies, we cannot assure you that we will not experience further loan losses from borrowers in these industries since the quality of their assets may further deteriorate due to the continued slump in these industries or for other reasons. Shinhan Bank’s delinquency ratio (based on one or more month of delinquency) increased from 0.48% in 2010 to 0.60% in 2011 and 0.61% in 2012, before decreasing to 0.39% in 2013 primarily due to Shinhan Bank’s active efforts to reduce its exposure to such troubled industries and other at-risk borrowers through preemptive risk management policies and increased lending to borrowers with high-quality credit profiles as part of Shinhan Bank’s strategic initiative to improve its asset quality. As for Shinhan Card, its delinquency ratio under the Financial Services Commission guidelines increased from 2.01% in 2010 to 2.27% in 2011 and 2.64% in 2012 largely as a result of an increase in its assets, before decreasing to 2.15% in 2013 largely as a result of its enhanced preemptive risk management and controlled asset growth as well as the sale of large nonperforming loans to improve its asset quality.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Association of Agriculture and Fisheries, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2013, Korea had seven major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 39 foreign banks. We believe that foreign financial institutions, many of which have greater experiences and resources than we do, will continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further, although in a more limited fashion compared to that prior to the recent global financial crisis. Prior to the crisis, most Korean banks, including Shinhan Bank, focused on enlarging their assets through aggressive loan growth from small- and medium-sized enterprises and retail customers and, to a lesser extent, from large corporate borrowers, while developing fee income businesses, including bancassurance and investment products, as complementary sources of revenue. Following the crisis, Korean banks, including Shinhan Bank, are increasingly focusing on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to “small office, home office” (“SOHO”) with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This shift in focus toward stable growth based on less risky assets may result in lower net interest margin and reduced overall profitability, especially as banks compete for the same pool of quality credit by engaging in price competition or by other means. Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on its results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. In addition, Government regulations adopted in 2012 mandating lower merchant fees chargeable to small- and medium-sized businesses and Government guidelines issued in 2013 suggesting lower standard interest rates for cash advances and card loans have reduced and are likely to continue to reduce the revenues of credit card companies, including Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may decline if customers with higher credit quality borrow from Shinhan Card’s competitors rather than from Shinhan Card.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions may also add competition in the markets in which we and our subsidiaries conduct business. The Korean banking industry may undergo further consolidation either voluntarily or as part of government-led initiatives, including privatization, although the Government announced in March 2013 that it would no longer pursue privatization of Korea Development Bank and Industrial Bank of Korea. Some of the financial institutions resulting from these developments may, by virtue of their increased size, expanded business scope and more efficient operations, provide greater competition for us. For example, since announcing in January 2010 that the Government intends to sell its controlling stake in Woori Financial Group, one of the top four financial holding companies in Korea in terms of assets as of December 31, 2013 with a similarly ranked banking operation, the Government has actively taken measures to sell several of Woori Financial Group’s subsidiaries, including Woori Investment & Securities, a leading brokerage firm, for which the National Agricultural Cooperative Federation was selected as the preferred bidder in December 2013. In addition, Woori Financial Group’s other major subsidiaries, including in the businesses of asset management and regional banking, have found preferred bidders in December 2013. While the outlook for such sales remains uncertain, if Woori Financial Group or any of its major operating subsidiaries (particularly Woori Bank) were to be acquired by a rival bank or financial holding company, the consolidated entity may have a greater scale of operations, including a larger customer base, and financial resources than us, which may hurt our ability to compete effectively. In addition, in April 2013, Korea Exchange Bank became part of Hana Financial Group after acquisition of the former by the latter in February 2012, and it is expected that Korea Exchange Bank will eventually be merged into Hana Bank, one of the major commercial banks in Korea. Furthermore, in March 2012, the National Agricultural Cooperative Federation, a policy bank controlled by the Government, was reorganized into a holding company structure pursuant to which several of its financial business units were spun off into separate subsidiaries, including banking, life insurance and non-life insurance units. Following such reorganization, the National Agricultural Cooperative Federation has actively expanded its retail operations. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

As the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. Recently, banks are beginning to compete for new customers and competition between bank-operated credit card companies and independent card companies may increase substantially. For example, in November 2011, BC Card became a subsidiary of KT Group, a mobile phone service provider. In addition, as part of the aforementioned privatization efforts by the Government, Woori Card may be sold to another major credit card company, in which case it is possible that a credit card company comparable to Shinhan Card in terms of asset size and customer base may newly emerge. Furthermore, large non-financial institutions, such as mobile telecommunications companies, have also been reported to be considering entry into the Korean credit card and consumer finance businesses by way of convergence with the existing and future mobile telephone networks. SK Telecom, Korea Telecom and LG Uplus have been actively providing mobile phone payment services through payment solutions tailored for smartphones. As these companies are the three largest telecommunications service providers in Korea serving substantially all of the Korean population, a widespread consumer acceptance of mobile phone payment services in lieu of credit card services could pose a serious competitive threat to the existing credit card service providers, including our credit card subsidiary.

Competition in the Korean financial services industry may also intensify as a result of deregulation. For example, the Financial Investment Services and Capital Markets Act, which became effective in February 2009, promotes integration and rationalization of the Korean capital markets and financial investment products industry by permitting a wider range of financial services providers to engage in a broader sphere of financial activities, including depositary services, and has, to a significant extent, removed the regulatory barriers between securities brokerage, asset management, derivative financial services and trust services in favor of creating financial investment companies that may engage in all of the foregoing activities. Accordingly, the Financial Investment Services and Capital Markets Act enables the creation of large financial institutions that can offer both commercial and investment banking and asset management services modeled after the major global financial institutions based in the United States and Europe. Recently, in light of the recent global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, which minimum requirements are being phased in sequentially from December 1, 2013 and will become fully effective on January 1, 2016, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission announced its plan to implement Basel III requirements relating to liquidity coverage ratio and countercyclical capital buffer in 2015 and 2016, respectively, among other Basel III requirements. However, there is no assurance that these measures will continue to curb competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry.

If we are unable to compete effectively in the changing business and regulatory environment, our profit margin and market share may erode and our future growth opportunities may become limited, which could adversely affect our business, financial condition and results of operations.

We and our subsidiaries need to maintain our capital ratios above minimum required levels, and the failure to so maintain could result in the suspension of some or all of our operations.

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, we and our banking subsidiaries in Korea are required to maintain a minimum Tier I capital adequacy ratio of 5.5% (which ratio will increase to 6.0% effective January 1, 2015), a common equity Tier I ratio of 4.0% (which ratio will increase to 4.5% effective January 1, 2015) and a BIS ratio of 8.0%. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. In addition, our subsidiaries Shinhan Card, Shinhan Life Insurance and Shinhan Investment are required to maintain a consolidated adjusted equity capital ratio of 8.0%, a solvency ratio of 100% and a net operating capital ratio of 150%, respectively.

While we and our subsidiaries currently maintain capital adequacy ratios in excess of the respective required regulatory minimum levels we or our subsidiaries may not be able to continue to satisfy the capital adequacy requirements for a number of reasons, including an increase in risky assets and provisioning expenses, substitution costs related to the disposal of problem loans, declines in the value of securities portfolios, adverse changes in foreign currency exchange rates, changes in the capital ratio requirements, the guidelines regarding the computation of capital ratios, or the framework set by the Basel Committee on Banking Supervision (the “Basel Committee”) upon which the guidelines of the Financial Services Commission are based, or other adverse developments affecting our asset quality or equity capital.

In December 2010, the Basel Committee issued final rules in respect of (i) a global regulatory framework for more resilient banks and banking systems and (ii) an international framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as “Basel III.” The new minimum capital requirements, including the minimum common equity Tier 1 requirement of 4.5% and additional capital conservation buffer requirement of 2.5%, are currently being implemented in phases until January 1, 2019. Additional countercyclical capital buffer requirements are also expected to be phased in starting in 2016, which will range at the discretion of national regulators between 0% and 2.5% of risk-weighted assets. Basel III introduces a minimum leverage ratio requirement that is currently proposed at 3% on a preliminary basis. Effective January 1, 2011, the leverage ratio is subject to a supervisory monitoring period as well as a parallel run period from January 1, 2013 to January 1, 2017, after which the leverage ratio and related definitions will be finalized. Public disclosure of the components of the leverage ratio will be required beginning January 1, 2015 and full compliance will be required beginning January 1, 2018. On January 13, 2011, the Basel Committee issued further minimum requirements to ensure that all classes of capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss. Instruments issued on or after January 1, 2013 may only be included in regulatory capital if the new requirements are met. The capital treatment of securities issued prior to this date will be phased out over a ten-year period commencing January 1, 2013.

The Financial Supervisory Service amended the Regulation on the Supervision of the Banking Business to implement the capital requirements of Basel III in Korea under which the new Basel III capital requirements will be phased in sequentially from December 2013 and will become fully effective in January 2015. Under the amended Regulation on the Supervision of the Banking Business, commercial banks in Korea must meet certain minimum capital requirements with respect to risk-weighted assets. Specifically, from December 1, 2013, commercial banks are required to maintain a minimum total capital adequacy (BIS) ratio of 8.0%, a minimum common stock capital ratio of 3.5% and a minimum Tier I capital ratio of 4.5% and, from January 1, 2015, commercial banks will be required to maintain a minimum total capital adequacy (BIS) ratio of 8.0%, a minimum common stock capital ratio of 4.5% and a minimum Tier 1 capital ratio of 6.0%. If any bank fails to satisfy the above requirements, prompt corrective measures will apply from January 1, 2015. In addition to such minimum capital requirements, capital conservation buffer requirements will be phased in sequentially from January 2016, at which time commercial banks will be required to reserve at least a 0.625% capital surcharge in its capital conservation buffer, and from January 2019, at which time commercial banks will be required to maintain a capital conservation buffer of 2.5%. If a commercial bank fails to maintain such capital conservation buffer requirements, such bank will be subject to certain restrictions relating to its use of income, such as distributing dividends and purchasing treasury stock. In addition, under the amended Regulation on the Supervision of the Banking Business, equity securities issued after December 1, 2013 must include a contingent capital feature as required under Basel III’s capital requirements. For equity securities issued before December 1, 2013, a certain amount thereof will be derecognized annually as equity securities pursuant to the transitional provisions of such amended regulations. However, equity securities issued after September 12, 2010 containing step-up provisions do not benefit from such transitional provisions and are not recognized as equity securities in their full amount. Accordingly, the Series 12 non-voting redeemable preferred shares we issued on April 20, 2011 are no longer recognized as equity securities. See “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock — Preferred Stock” for more details regarding our Series 12 non-voting redeemable preferred shares.

We and our banking subsidiaries are currently in compliance with Basel III requirements in effect since December 1, 2013.

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

For example, Basel III includes an international framework for liquidity risk measurement, standards and monitoring, as noted above, including a new minimum liquidity standard, known as the liquidity coverage ratio (“LCR”), which is designed to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and speedily converted into cash in the private marketplace to survive a significant stress scenario lasting 30 calendar days. The LCR is computed as (a) the value of a banking organization’s HQLA, divided by (b) its total expected net cash outflows over the next 30 calendar days under stress scenarios. The minimum LCR is 100%. In January 2013, the Basel Committee on Bank Supervision released a revised formulation of the LCR, one of two quantitative liquidity measures approved in December 2010 as part of Basel III. The Basel Committee extended the timetable for full phase-in of the LCR to the effect that the minimum LCR will be 60% as of January 1, 2015 and will thereafter rise by an annual increment of 10% so that the minimum LCR will be 100% as of January 1, 2019, with the minimum LCR rising 10% each year. The Financial Supervisory Service and the Financial Services Commission are expected to promulgate proposed regulations to implement the liquidity requirements of Basel III.

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

We and our subsidiaries also raise funds in the capital markets and borrow from other financial institutions, the cost of which depends on the market rates and the general availability of credit and the terms of which may limit our ability to pay dividends, make acquisitions or subject us to other restrictive covenants. In addition, during times of sudden and significant devaluations of the Korean Won against the U.S. Dollar, as was the case at the outset of the recent global liquidity crisis, Korean commercial banks, including our banking and credit card subsidiaries, had temporary difficulties in refinancing or obtaining optimal amounts of foreign currency-denominated funding on terms commercially acceptable to us. While we and our subsidiaries are not currently facing liquidity difficulties in any material respect, if we or our subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for whatever reason, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively.

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

Commencing in the second half of 2008, interest rates in Korea declined to historically low levels as the government sought to stimulate the economy through active rate-lowering measures. As the Korean economy showed signs of recovery, the Korean government increased the base interest rate by an aggregate of 125 basis points during the period of 2010 and 2011 from 2.0% in 2010 to 3.25% in 2011; however, in an effort to spur domestic economy amid signs of protracted economic difficulties, the Korean government decreased the base interest rate by an aggregate of 50 basis points from 3.25% in 2011 to 2.75% in 2012 and by 25 basis points from 2.75% in 2012 to 2.50% in 2013.

Interest rate movements, in terms of magnitude and timing as well as their relative impacts on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) decrease or increase at a slower pace or by a thinner margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average term of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, an increase in the base interest rates tend to increase our net interest margin while a decrease in the base interest rates tend to have the opposite effect. While we continually manages our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our financial condition and results of operations, could suffer significantly.

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

We face the risk that counterparties will be unable to honor contractual obligations to us or our subsidiaries. These parties may default on their obligations to us or our subsidiaries due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into swaps or other derivative contracts under which counterparties have obligations to make payments to us or our subsidiaries or in executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Any realization of counterparty risk may adversely affect our business, operations and financial condition.

Risks Relating to Our Banking Business

We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate and Investment Banking Services — Small- and Medium-sized Enterprises Banking”). Our loans to such enterprises amounted to ￦52,268 billion as of December 31, 2011, ￦51,324 billion as of December 21, 2012 and ￦55,062 billion as of December 31, 2013, representing 26.8%, 25.37% and 26.47%, respectively, of our total loan portfolio as of such dates.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through controlled lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2011, 2012 and 2013, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ￦597 billion, ￦487 billion and ￦320 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 1.04%, 0.89% and 0.55%, respectively. If the ongoing difficulties in the Korean or global economy were to be sustained or experience an even more severe downturn, the delinquency ratio for our loans to small- and medium-sized enterprises may rise significantly.

Of particular concern is the significant exposure we have to enterprises in the real estate and leasing and construction industries. As of December 31, 2013, Shinhan Bank had outstanding loans to the real estate and leasing and construction industries (many of which are small- and medium-sized enterprises) of ￦15,805 billion and ￦3,254 billion, respectively, representing 8.98% and 1.85%, respectively, of our total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which are continuing to experience business downturns.

The enterprises in the real estate development and construction industries in Korea, concentrated in the housing market, are currently experiencing a prolonged downturn characterized by reduced real estate demand and stagnant real estate prices, largely due to a combination of excessive supply of residential property, sustained efforts by the Korean government to stem speculation in the housing market, ongoing economic sluggishness in Korea and globally and the demographic changes in the Korean population. We also have a limited exposure to real estate project financing, particularly by construction companies that have built residential units in provinces outside the metropolitan Seoul area, which have experienced a relatively low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a source for their liquidity and cash flow.

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

Any of the foregoing developments may result in deterioration in the asset quality of our banking subsidiaries. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit Exposures to Companies in Workout and Recovery Proceedings.” According to the annual evaluation conducted pursuant to the Corporate Restructuring Promotion Act in relation to exposure to troubled companies (which examines each large corporation with credit exposure of ￦50 billion or more and small- to –medium enterprises with credit exposure of ￦5 billion to ￦50 billion), in 2011, we had an aggregate exposure of ￦149 billion to five conglomerates (for which we set out provisions in the aggregate amount of ￦16 billion) and an aggregate exposure of ￦113 billion to eight small- to medium-sized enterprises (for which we set out provisions in the aggregate amount of ￦16 billion), in 2012, we had an aggregate exposure of ￦142.0 billion to four conglomerates (for which we set out provisions in the aggregate amount of ￦86 billion) and an aggregate exposure of ￦19 billion to one small- to medium-sized enterprise (for which we set out provisions in the aggregate amount of ￦19 billion) and in 2013, we had an aggregate exposure of ￦28 billion to two conglomerates (for which we set out provisions in the aggregate amount of ￦20 billion) and an aggregate exposure of ￦21 billion to two small- to medium-sized enterprises (for which we set out provisions in the aggregate amount of ￦15 billion).

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

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2013, the secured portion of Shinhan Bank’s loans amounted to ￦82,766 billion, or 56.3% of its total loans. There is no assurance that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 40% to 60% of the appraised value of the collateral and to periodically re-appraise such collateral. However, in light of the sustained downturn in the real estate market in Korea, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take seven months to one year from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. There can be no assurance that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

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

Of Shinhan Bank’s 20 largest corporate exposures as of December 31, 2013, six were companies that are or were members of the main debtor groups identified by the Governor of the Financial Supervisory Service, which are largely comprised of chaebols. As of such date, the total amount of Shinhan Bank’s exposures to the main debtor groups was ￦30,337 billion, or 13.1% of its total exposure. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group (mostly comprised of chaebols) amounted to ￦5,027 billion, or 2.2% of its total exposures. Largely due to the continued stagnation in the shipbuilding and construction industries, in the second half of 2013, current and former member companies of the STX Group, one of the leading conglomerates in Korea, entered or took steps to enter into a voluntary arrangement with their creditors (including Shinhan Bank) to improve their credit situation, and in October 2013, Keangnam Enterprises Co., Ltd., a construction company in Korea, entered into workout proceedings. Partly as a result of our active past efforts to reduce exposure to the shipbuilding and construction sectors, we currently have limited exposure to both the former and current member companies of the STX Group and Keangnam Enterprises Co., Ltd. If the credit quality of our exposures to these and other large corporations, including those in the main debtor groups, declines, we may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy. We cannot assure you that the allowances we have established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

In May 2010, creditor financial institutions entered into agreements with eight main debtor groups, largely comprised of chaebols, under which such groups agreed to undertake plans to improve their financial conditions, including through the sale of subsidiaries. While Shinhan Bank was not the main creditor financial institution to any of these main debtor groups, Shinhan Bank was one of the creditor financial institutions and has exposure to a limited number of such corporations and main debtor groups. As of December 31, 2013, six main debtor groups remained subject to restructuring programs or were otherwise making significant efforts to improve their financial conditions, such as by obtaining intragroup loans and entering into agreements to further improve their capital structures. There is no assurance that there will not be future restructuring with major corporate customers or that such restructuring will not result in significant losses to Shinhan Bank with less than full recovery. In addition, bankruptcies or financial difficulties of large corporations, including chaebol groups, may have the adverse ripple effect of triggering delinquencies and impairment of our loans to small- and medium-sized enterprises that supply parts or labor to such corporations. If we experience future losses from our exposures to large corporations, including chaebol groups, it may have a material adverse impact on our business, financial condition and results of operations. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to Main Debtor Groups.”

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2013, we had aggregate guarantees and acceptances of ￦15,618 billion, for which we provided allowances for losses of ￦93 billion. Such guarantees and acceptances include refund guarantees provided by us to shipbuilding companies, which involve guaranteeing a refund payment of the initial cash payment (typically 25% of the contract amount for ship orders) received by shipbuilders from buyers in the event that such shipbuilders are unable to deliver ships in time or otherwise default under shipbuilding contracts. In recent years, small- and medium-sized shipbuilding companies have faced increasing financial difficulties due to the global economic downturn and the resulting slowdown in shipbuilding orders, which has increased the risk that they may default on their shipbuilding contracts and we may have to make payments under the refund guarantees. The refund guarantees provided by us to small- and medium-sized shipbuilding companies amounted to approximately ￦85 billion as of December 31, 2013. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities, or the losses we incur on the relevant guarantees and acceptances may be larger than the outstanding principal amount of the underlying loans.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

In recent years, credit card and other consumer debt has increased significantly in Korea. As of December 31, 2011, 2012 and 2013, Shinhan Card’s interest-earning credit card assets amounted to ￦19,772 billion, ￦20,027 billion and ￦19,626 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

In addition, Government regulations aimed at protecting small- and medium-sized enterprises, such as the reduction of fees chargeable to small- and medium-sized merchants, may have a material adverse effect on our revenues. In January 2012, the Government expanded the definition of a small- and medium-sized merchant to include those with annual sales of up to ￦200 million and effective September 2012, lowered fees chargeable to such merchants from 1.8% to 1.5% with respect to credit cards. The Government has also recently implemented measures regulating marketing costs in order to control excessive marketing campaigns and curtail undue marketing expenses, which had the effect of impeding revenue growth for credit card companies, but also reduced or slowed the growth in their marketing expenses. In addition, Shinhan Card’s interest income from card loans and cash advances is expected to decrease in 2014 due to the Government’s introduction of new guidelines that will have the effect of lowering interest rates chargeable for such card loans and cash advances, effective December 2013. Furthermore, the Government may also introduce tax incentives and other measures to encourage the use of check cards (akin to debit cards in the United States where all outstanding balances are settled monthly) in lieu of credit cards in an attempt to preempt a potential rise in delinquency among credit card users, and if check cards are widely used in lieu of credit cards, this would reduce interest income from credit cards, which generally have a longer repayment period than that of check cards, and may have an adverse impact on Shinhan Card’s revenues and results of operations.

Competition in the Korean credit card industry is intense and growing market saturation in the credit card sector may adversely affect growth prospects and profitability of Shinhan Card.

Competition in the credit card and consumer finance businesses remains intense as existing credit card companies, commercial banks, consumer finance companies and other financial and mobile telecommunications institutions in Korea have made significant investments and engaged in aggressive marketing campaigns and promotions in these areas, notwithstanding the recent introduction of stricter regulatory measures, such as the reduction of merchant fees and interest rates on card loans and cash advances chargeable by credit card companies and the regulation of their marketing expenses. While the rapid increase in competition has somewhat subsided due to the aforementioned regulatory measures, competition remains intense. The growth, market share and profitability of our credit card subsidiary’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. For example, other credit card issuers may compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, different product offerings and/or better customer service, which may lead to a loss by Shinhan Card of accounts and/or account balances to competing credit card issuers. Customer attrition from any or all of Shinhan Card’s products, together with any lowering of interest rates or fees that Shinhan Card might implement to retain customers and higher marketing expenses could reduce its revenues and earnings. As the credit card market further matures and becomes more saturated in terms of the number of cardholders and transaction volume, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers.

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

Increasing consumer and corporate spending and borrowing on our card products and growth in card lending balances depend in part on Shinhan Card’s ability to develop and issue new or enhanced card and prepaid products and increase revenue from such products and services, as well as the level of discretionary income among our cardholders, which is largely affected by macroeconomic factors beyond our control, including the rising level of household debt. Shinhan Card’s future earnings and profitability also depend on its ability to attract new cardholders, reduce cardholder attrition, increase merchant coverage and capture a greater share of customers’ total credit card spending in Korea and overseas. Shinhan Card may not be able to manage and expand cardholder benefits in a cost-effective manner or contain the growth of marketing, promotion and reward expenses to a commercially reasonable level. If Shinhan Card is not successful in increasing customer spending or in containing costs or cardholder benefits, its financial condition, results of operations and cash flow could be negatively affected.

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

In response to the growing incidents of voice phishing, regulatory authorities have undertaken a number of steps to protect consumers against voice phishing and other financial scams. There is no assurance, however, that the regulatory activities will have the desired effect of substantially eradicating or even containing the incidents of voice phishing or other financial scams. For example, following an investigation in November and December 2011 of major credit card companies, including Shinhan Card, as to their compliance with regulations on card loan-related voice phishing and the scope of damage suffered by customers as a result of voice phishing, the Financial Supervisory Service issued a number of guidelines for credit companies to comply with in order to minimize damage from voice phishing, including, among others, (i) strengthening identity verification procedures for card loan applications that are made online or through the automated response system, (ii) delaying the timing of loan payout by a few hours following the approval of card loan application, and (iii) giving an option to customers to block card loan applications. In May 2012, Shinhan Card completed all necessary steps to fully comply with these additional guidelines and has been in full compliance since then.

Pursuant to guidelines set forth by the Credit Finance Association of Korea, credit card companies in Korea, including Shinhan Card, adopted a standard compensation scheme for victims of voice phishing under which the credit card companies would compensate up to 50% of the damage suffered by such victims, depending on the nature of the victims (for example, more compensation if the victim is handicapped or at the lowest income bracket) and the level of precautionary steps undertaken by the relevant credit card company before approving the credit card loans or cash advances in connection with voice phishing; provided that if the applicant personally made the application, for example, through an ATM terminal or an outcall procedure was undertaken to confirm the personal identity of the applicant, no compensation would be made. The compensation scheme applies to claims of voice phishing received for the period from January 1, 2011 to December 8, 2011. Although the financial institutions are often not legally at fault for the damage suffered by victims of voice phishing, the compensation scheme was adopted largely in consideration of social responsibility among financial institutions and that the financial institutions were not required to, and therefore in many instances did not, confirm the personal identity of the card loan or cash advance applicants prior to the adoption of such scheme. On December 8, 2011, Shinhan Card began implementing a mandatory outcall procedure to verify the personal identity of applicants for card loans and cash advances if not requested in person. In January 2012, financial institutions, the Financial Supervisory Service, the police and other related institutions formed a joint committee to prevent voice phishing incidents and implemented preventive measures such as enforcing a 10 minute delay for withdrawal of credit card loans of ￦3 million or more from an automated teller machine.

In 2013, Shinhan Card received 1,478 customer claims in relation to voice phishing in the aggregate amount of ￦13.1 billion. In 2013, Shinhan Card reserved as other provisioning ￦0.4 billion to cover its potential liability.

Other than voice phishing, cyber security risks relating to our businesses primarily involve potential security breaches of our customers’ personal and financial information and illegal use thereof through system-wide “hacking” or other means. For example, in December 2013 it was reported that there was a leakage of personal information of approximately 130,000 customers of Standard Chartered Bank and Citibank in Korea, which leakage was attributed to a third party sub-contractor in the case of Standard Chartered Bank, and an employee in the case of Citibank. In addition, in January 2014, it was reported that there was a leakage of personal information of approximately 100 million customers of NH Card, Lotte Card and KB Card in Korea due to illegal access to such information by an employee of a third party credit information company in the course of developing information technology programs for these three credit card companies. In order to minimize the risk of security breaches related to customer information, we have taken a series of group-wide preventive measures, such as the adoption and implementation of a best-in-class information security system and reinforcement of internal control measures, and we have not experienced any similar large scale leakage of customer information in the past. However, there can be no guarantee that we will not experience a leakage of customer information or other security breaches in the future as a result of illegal activities by its internal employees, outside consultants or hackers, or otherwise. If a security breach were to happen with respect to us or any of our subsidiaries, it may result in litigation by affected customers or other third parties (including class actions), damage to our reputation and loss of customers, heightened regulatory scrutiny and related sanctions and other costs related to damage control and reinforcement of information security systems, any of which may have a material adverse effect on our business, results of operation and financial condition.

We are fully committed to maintaining the highest standards of cyber security and consumer protection measures and upgrading them continually. We believe that our ISO 27001-certified security management system is among the best-in-class in the industry. Our security management system continuously monitors for signs of potential cyber attacks or other security breaches, and is designed to provide early warning alerts to enable prompt action on our part. We also actively provide employee training on cyber security and other security breaches and have adopted advanced security infrastructure for online financial services such as mandatory website certification and keyboard security functions. In addition, in compliance with applicable regulations we currently carry insurance to cover cyber security breaches up to ￦2 billion in relation to our banking business and up to ￦3 billion in the aggregate and up to ￦1 billion per incident for our securities investment business and have set aside a reserve of ￦1 billion for our credit card business. In addition, in light of the growing use of smartphones and other mobile devices to access financial services, we have implemented security measures to provide a secure mobile banking service as well as to prevent illegal leakage or sharing of customer data and otherwise enhance customer privacy.

We do not believe that the currently outstanding claims in relation to voice phishing will have a material adverse impact on our business, financial condition or results of operations. Additionally, other than voice phishing incidents and the recent cyber security attacks as discussed above, we have not experienced any material security breaches in the past. Furthermore, we are actively taking steps to implement preventive and other steps recommended or required by the regulatory authorities in relation to actual and potential financial scams. However, major financial institutions in Korea, including us, have fallen victim to cyber security attacks in the past, and given the unpredictable and continually evolving nature of cyber security threats due to advances in technology or other reasons, we cannot assure you that, notwithstanding our best efforts at maintaining the best-in-class cyber security systems, we will not be vulnerable to major cyber security attacks in the future, which may have a material adverse effect on our business, financial condition and results of operations. In addition, we may be required to incur substantial costs in connection with compensation to victims of cyber security attack, compliance with the present and future regulatory restrictions, and reparation and other remedial actions relating to system malfunction in the case of a widespread cyber security breach, and suffer reputational damage.

Risks Relating to Our Other Businesses

We may incur significant losses from our investments and, to a lesser extent, trading activities due to market fluctuations.

We enter into and maintain large investment positions in fixed income products, primarily through our treasury and investment operations. We describe these activities in “Item 4.B. Business Overview — Our Principal Activities — Corporate and Investment Banking Services.” We also maintain smaller trading positions, including equity and equity-linked securities and derivative financial instruments as part of our operations. Taking these positions entails making assessments about financial market conditions and trends. The revenues and profits we derive from many of these positions and related transactions are dependent on market prices, which are beyond our control. When we own assets such as debt or equity securities, a decline in market prices, for example, as a result of fluctuating market interest rates or stock market indices, can expose us to trading and valuation losses. If market prices move in a way that we have not anticipated, we may experience losses. In addition, when markets are volatile and subject to rapid changes in price directions, the actual market prices may be contrary to our assessments and lead to lower than anticipated revenues or profits, or even result in losses, with respect to the related transactions and positions.

We may generate losses from our brokerage and other commission- and fee-based business.

We, through our investment and other subsidiaries, currently provide, and seek to expand the offerings of, brokerage and other commission- and fee-based services. Downturns in stock markets typically lead to a decline in the volume of transactions that we execute for our customers and, therefore, a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are often based on the size of the assets under management, a downturn in the stock market, which has the effect of reducing the value of our clients’ portfolios or increasing the amount of withdrawals, also generally reduces the fees we receive from our securities brokerage, trust account management and other asset management services. Even in the absence of a market downturn, below-market performance by our securities, trust account or asset management subsidiaries may result in increased withdrawals and reduced cash inflows, which would reduce the revenue we receive from these businesses. In addition, protracted declines in asset prices can reduce liquidity for assets held by us and lead to material losses if we cannot close out or otherwise dispose of deteriorating positions in a timely way or at commercially reasonable prices.

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

Companies in Korea are subject to certain legal and regulatory restrictions with respect to payment of dividends. For example, under the Korean Commercial Code, dividends may only be paid out of distributable income, which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves from its net assets, in each case as of the end of the prior fiscal year. In addition, financial companies in Korea, including banks, credit card companies, securities companies and life insurers, such as our subsidiaries, must meet minimum capital requirements and capital adequacy ratios applicable to their respective industries before dividends can be paid. For example, under the Banking Act, a bank is required to credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until such time when this reserve equals the amount of its total paid-in capital, and under the Banking Act, the Specialized Credit Financial Business Act and the regulations promulgated by the Financial Services Commission, if a bank or a credit card company fails to meet its required capital adequacy ratio or is otherwise subject to the management improvement measures imposed by the Financial Services Commission, then the Financial Services Commission may restrict the declaration and payment of dividend by such a bank or credit card company. In addition, if our or our subsidiaries’ capital adequacy ratios fall below the required levels, our ability to pay dividends may be restricted by the Financial Services Commission.

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

Due to a global economic slowdown and a deteriorating Korean stock market in the second half of 2008, investment funds whose performance was tied to domestic and foreign stock market indices experienced a sharp fall in their rates of return. Consequently, investors in these funds brought lawsuits against commercial banks in Korea that sold such investment fund products based on the allegation that such banks used defective sales practices in selling such products, such as failing to comply with disclosure requirements or unfairly inducing them to invest in such products. For example, in 2009, we, like other commercial banks that sold similar products, became a defendant in lawsuits in connection with the sale of foreign currency derivatives products known as “KIKOs,” which stands for “knock-in knock-out,” to certain of our customers comprised mostly of small- and medium-sized enterprises. The KIKOs, which are intended to be hedging instruments, operate so that if the value of Korean Won increases to a certain level, we are required to pay the purchasers a certain amount, and if the value of Korean Won falls below a certain level, the purchasers of KIKOs are required to pay us a certain amount. As the Korean Won significantly depreciated against the U.S. Dollar in the second half of 2008, purchasers of KIKOs were required under the relevant contracts to make large payments to us, and some of such purchasers filed lawsuits to nullify their obligations under the allegation that we did not sufficiently disclose the risks in investing in KIKOs and unfairly induced them to make such investments. As of December 31, 2013, at the lower court level, we had won 16 of 35 KIKO-related cases and partially lost five cases, with 14 cases pending. If we lose our cases on appeal, the court may nullify the contracts under which KIKO products were sold and order us to return payments received from the customers. As of December 31, 2013, the aggregate amount of the outstanding KIKO-related claims was ￦164.9 billion, for which we set aside ￦18.1 billion as allowance. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings” for more information on the legal and regulatory proceedings currently pending against us. While it is difficult to predict the outcome of each lawsuit against us, as it will ultimately depend on the specific facts and circumstances underlying such lawsuit, if the courts rule against us, the lawsuits may have a material adverse effect on our business, financial condition and results of operations.

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

Our activities have been, and will continue to be, subject to an increasing risk of cyber attacks, the nature of which is continually evolving. Cyber security risks include unauthorized access to privileged and sensitive customer information, including passwords and account information of our retail and corporate customers. For example, many of our customers increasing rely on our Internet banking services for various types of transactions and while such transactions are protected by encryption and other security programs, they are not free from security breaches. We have made substantial investments to build systems and defenses to address threats from cyber attacks. In March 2013, we experienced a temporary interruption in providing online financial services due to large-scale cyber attacks on the security systems of major broadcasting networks and financial institutions in Korea by sources that have yet to be identified. While the interruption of our online financial services lasted approximately 90 minutes, after which our online system resumed without further malfunction, we do not believe such incident resulted in any material loss, loss of customer information or other sensitive data or unauthorized financial transactions. The Financial Supervisory Service conducted an investigation into the incident and found that Shinhan Bank and Jeju Bank had not properly maintained their information technology administrator accounts and vaccine servers. As a result, in December 2013, the Financial Supervisory Service notified Shinhan Bank and Jeju Bank of an institutional caution (which does not give rise to significant sanctions unlike in the case of repeated institutional warnings), in December 2013 against Shinhan Bank and Jeju Bank and imposed disciplinary actions against five of Shinhan Bank’s employees and three of Jeju Bank’s employees. In response to the Financial Supervisory Service’s findings, Shinhan Bank and Jeju Bank adopted additional safety measures, including total segregation between their internal and external networks and enhancements to their security and vaccine programs. See “— Risks Relating to Our Credit Card Business — Our customers may become victims to “voice phishing”, other financial scams or cyber security breaches, for which we may be required to make monetary compensation and suffer damage to our business and reputation” and “Item 4.B. Business Overview — Information Technology” for more information on cyber security risks relating to our businesses and the steps we have taken to strengthen the security of our information technology systems and to prevent cyber security attacks.

Risks Relating to Law, Regulation and Government Policy

We are a heavily regulated entity and operate in a legal and regulatory environment that is subject to change, and violations could result in penalties and other regulatory actions.

As a financial services provider, we are subject to a number of regulations that are designed to maintain the safety and soundness of Korea’s financial system, to ensure our compliance with economic and other obligations and to limit our risk exposure. These regulations may limit our activities, and changes in these regulations may increase our costs of doing business. Regulatory agencies frequently review regulations relating to our business and implement new regulatory measures, including increasing the minimum required provisioning levels or capital adequacy ratios applicable to us and our subsidiaries from time to time. We expect the regulatory environment in which we operate to continue to change. Changes in regulations applicable to us, our subsidiaries and our or their business or changes in the implementation or interpretation of such regulations could affect us and our subsidiaries in unpredictable ways and could adversely affect our business, financial condition and results of operations.

For example, under the Financial Investment Services and Capital Markets Act, financial institutions, including us and our subsidiaries, may offer a broader range of investment products with novel and complex structures, including by way of hedge funds and private equity funds. Such products may involve counterparty risks as well as compliance risks associated with inadequate disclosure of investment risks. In addition, upon implementation of the proposed Financial Consumer Protection Act (currently pending at the National Assembly for a vote), customers of financial services will be entitled to heightened investor protection measures, including additional remedies in the case of “imperfect sales” of financial products based on inadequate disclosure or unfair inducement, such as mandatory compensatory damages, right of rescission, class action eligibility and double damages in case of a statutory violation. Furthermore, in an effort to curb the recent substantial rise in retail loans in Korea, regulators may adopt measures and guidelines designed to limit further growth of our retail lending, in particular mortgage and home equity loans that are deemed to be “high-risk” (namely, mortgage and home equity loans over ￦50 million (i) whose principal and interest are due at maturity, (ii) whose interest is due periodically over the term of the loan but whose principal is due at maturity, or (iii) whose borrower has more than three mortgage and home equity loans from financial institutions). We may also become subject to other restrictions on our operations as a result of future changes in laws and regulations, including more stringent liquidity and capital requirements under Basel III, which will be adopted in phases in Korea in consideration of, among others, the pace and scope of international adoption of such requirements. Any of these regulatory developments may have a material adverse effect on our ability to expand operations or adequately manage our risks and liabilities.

In addition, violations of law and regulations could expose us to significant liabilities and sanctions. For example, the Financial Supervisory Service conducts periodic audits on us and, from time to time, we have received institutional warnings from the Financial Supervisory Service. If the Financial Supervisory Service determines as part of such audit or otherwise that our financial condition, including the financial conditions of our operating subsidiaries, is unsound or that we have violated applicable law or regulations, including Financial Services Commission orders, or if we or our operating subsidiaries fail to meet the applicable requisite capital ratio or the capital adequacy ratio, as the case may be, set forth under Korean law, the Financial Services Commission may order, among others, at the level of the holding company or that of the relevant subsidiary, capital increases or reductions, suspension of officers from performing their duties and appointment of custodians, stock cancellations, consolidations, transfers of business, sales of assets, closures of branch offices, mergers with other financial institutions and/or suspensions of a part or all of our business operations.

In July 2012, the Financial Supervisory Service issued an institutional warning against Shinhan Bank in relation to an embezzlement case involving Dongah Construction Industrial Co., Ltd. on the grounds that there was misconduct in payment of funds held in the trust account and mismanagement of internal control. For detailed description of the Dongah Construction case, please see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.” In addition, the Financial Supervisory Service conducted a comprehensive audit of Shinhan Bank from November to December 2012, and in July 2013, notified Shinhan Bank of an institutional caution (which does not give rise to significant sanctions unlike in the case of repeated institutional warnings), imposed disciplinary actions against 65 Shinhan Bank employees and assessed a fine of ￦87.5 million after finding that Shinhan Bank had illegally monitored customer accounts, breached confidentiality with respect to certain financial transactions and violated its obligation to disclose and report an investment in an affiliated company to the Financial Services Commission. Furthermore, in March 2013 the Financial Supervisory Service conducted a special audit of Shinhan Bank as to an alleged malfunctioning of its financial computer network and in December 2013, notified Shinhan Bank of an institutional caution and imposed disciplinary actions against five Shinhan Bank employees after finding that Shinhan Bank did not properly maintain its information technology administrator account and vaccine server.

The Financial Supervisory Service also conducted a special audit of Shinhan Card, together with BC Card and KB Kookmin Card, from June to July 2013, in relation to alleged imperfect sales of insurance products, and in March 2014, issued an institutional warning against each of the three credit card companies based on a finding that card customers were provided inadequate or misleading disclosures regarding the risks relating to such products at the time of sale. The Financial Supervisory Service also imposed disciplinary actions against three Shinhan Card employees and assessed a fine of ￦10 million against Shinhan Card as well as similar sanctions against BC Card and KB Kookmin Card.

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

During the global financial crisis and the ensuing economic downturn starting in 2008, many governments worldwide, including the Government, became involved in providing assistance, including by direct investment, to troubled financial institutions and corporations, typically in exchange for increased government monitoring and guidance of the operations of such entities. In Korea, for example, in 2008 and 2009 several major commercial banks, including Shinhan Bank, applied for Government-backed credit lines, which if drawn down would have imposed greater Government monitoring of their operations. While no drawdown has been made and these programs have since terminated, there is no assurance that if the Korean or global economy were to experience another severe crisis, financial institutions in Korea, including us and our subsidiaries, will not require special assistance from the Government, which would generally impose greater government monitoring and restrictions on our business and operations and may have a material adverse effect on our business, financial condition and results of operations.

In light of the widely held perception that the recent global liquidity crisis is at least partly attributable to deficiencies in the risk management systems and capital adequacy of financial institutions, many governments worldwide have taken or are considering taking measures to increase regulatory oversight in these and other areas. Examples of such measures currently being considered by the Government include proposals to further regulate capital and liquidity of financial institutions in line with Basel II and Basel III. There can be no assurance that such measures will have the desired consequences or not have unintended adverse consequences which could hurt our business, financial condition and results of operations or profitability.

The Korean government may encourage targeted lending to and investment in certain sectors in furtherance of policy initiatives, and we may take this factor into account.

The Government has encouraged and may in the future encourage lending to or investment in the securities of certain types of borrowers and other financial institutions in furtherance of government initiatives. The Government, through its regulatory bodies such as the Financial Services Commission, from time to time announces lending policies to encourage Korean banks and financial institutions to lend to or invest in particular industries or customer segments, and, in certain cases, has provided lower cost funding through loans made by the Bank of Korea for further lending to specific customer segments. While all of our loans or securities investments are reviewed in accordance with our internal credit review policies or internal investment guidelines and regulations, we, on a voluntary basis, may factor the existence of such policies and encouragements into consideration in making loans or securities investments. In addition, while the ultimate decision whether to make loans or securities investments remains with us and is made based on our internal credit approval procedures and risk management systems independently of Government policies, the Government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may be required to make or may otherwise decide to accept. For example, the Government has taken and is taking various initiatives to support small- and medium-sized enterprises, which were disproportionately affected by the recent downturn in the Korean and global economy.

For example, under the rules of the Bank of Korea, when commercial banks (including Shinhan Bank) make Won-denominated loans to certain start-up, venture, innovative and other strategic small- and medium-sized enterprises specially designated by the Bank of Korea as “priority borrowers”, the Bank of Korea will provide the underlying funding to these banks at concessionary rates for up to 50% of all such loans made to priority borrowers subject to a monthly-adjusted limit prescribed by the Bank of Korea (currently ￦5 trillion), provided that if such loans to priority borrowers made by all commercial banks exceed the prescribed limit for a given month, the concessionary funding for the following month will be allocated to each commercial bank in proportion to such bank’s lending to priority borrowers two months prior to the time of such allocation, which has the effect that, if a particular bank lags other banks in making loans to priority borrowers, the amount of funding such bank can receive from the Bank of Korea at concessionary rates will be proportionately reduced.

In tandem with providing additional loans to small- and medium-sized enterprises pursuant to the foregoing arrangement, Shinhan Bank has taken active steps to mitigate the potential adverse impacts from making bad loans to enterprises with high risk profiles as a result of such arrangements, such as by strengthening its loan review and post-lending monitoring processes. However, we cannot assure you that such arrangement did not or will not, or similar or other government-led initiatives in the future will not, result in a suboptimal allocation of our loan portfolio from a risk-reward perspective compared to what we would have allocated based on purely commercial decisions in the absence of such initiatives. The government may implement similar or other initiatives in the future to spur the overall economy or encourage the growth of targeted industries, particularly in light of the fact that bolstering the role of, and providing additional support to, small- and medium-sized enterprises has been a major campaign pledge and accordingly is likely to become a significant policy initiative of the current presidential administration in Korea. Specifically, the government may introduce lending-related initiatives or enforce existing ones in a heightened fashion during times when small- and medium-sized enterprises on average are facing an increased level of financial distress or vulnerability due to an economic downturn, which makes lending to them in the volume and the manner suggested by the government even riskier and less commercially desirable. For example, the Financial Supervisory Service has recently encouraged banks in Korea to increase lending to small- and medium-sized enterprises in order to ease the financial burden on such enterprises amid sluggish economic recovery, and partly as a result of government policy, in January 2014, banks in Korea announced their commitment to increase lending to small- and medium-sized enterprises by ￦34.6 trillion in the aggregate (comprised of a ￦27.3 trillion commitment by commercial banks and a ￦7.5 trillion commitment by government-controlled policy banks) in 2014 in anticipation of growing funding needs by such enterprises in tandem with expected GDP growth for 2014. However, making loans to small- and medium-sized enterprises in furtherance of the government-led initiatives may result in enhanced difficulties for us in terms of risk management, deterioration of our asset quality and reduced earnings, compared to what would have been in the absence of such initiatives.

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

The Fund is funded with capital contributions and loans from the aforesaid nine sponsors in the aggregate amount of ￦1,828 billion (consisting of ￦1,400 billion in capital contributions and ￦428 billion in loans) as of December 31, 2013. Of such amounts, under the fund organization documents, Shinhan Bank is obligated to make capital contributions up to ￦149 billion (representing a 10.65% equity interest in the Fund in the form of common shares) and loans of ￦19.4 billion (representing 4.5% of the total loans made by the sponsors) as of December 31, 2013, and Shinhan Bank, together with other sponsors, may be requested to make, on a prorated basis based on their relative shareholdings, additional capital contributions and loans upon further purchase by the Fund of non-performing assets from project financings. The amount of funding obligation is proportionate to each sponsor’s relative asset size and its exposure to project financings. As of December 31, 2013, Shinhan Bank made capital contributions in the aggregate amount of ￦118.7 billion and has fulfilled its capital contribution obligations. As for the capital contributions made by Shinhan Bank to-date, these have not been subject to impairment since the underlying assets of the Fund, which primarily consist of impaired loans, are purchased at fair value, and profits have subsequently been realized thereon either in the form of recovery from enhanced collection measures or capital gains upon resale thereof. Shinhan Bank currently does not plan to make additional capital contributions. The terms of the loans, including the interest rate and redemption provisions, are subject to further negotiation among the sponsors.

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

Since the establishment of the Fund in June 2011 and as of December 31, 2013, Shinhan Bank has sold non-performing project financing assets in the aggregate amount of ￦179.1 billion to the Fund and recognized from such sales an aggregate loss of ￦56.2 billion before applying allowance for loan losses allocated to such assets and an aggregate profit of ￦7.7 billion after applying allowance for loan losses allocated to such assets. Under IFRS, the sale of non-performing project financing assets to the Fund is classified as a true sale, and therefore, gain or loss from such sale is recognized at the time of sale, and no gain or loss is recognized after the time of sale. Subject to market conditions, Shinhan Bank may sell additional non-performing project financing assets to the Fund and use all or part of the proceeds for its future capital contribution or loan requirements. However, given the generally poor asset quality of its non-performing project financing assets, there is no assurance that Shinhan Bank will be able to sell such assets held by it on commercially reasonable terms or that the Fund will be able to attain its objective of selling the purchased project financing assets at a profit, in which case Shinhan Bank may not be able to recoup its investment in, or be repaid the loans to, the Fund fully or at all.

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

The Government may from time to time take measures to regulate the housing market in response to prevailing market conditions. For example, in an effort to facilitate real estate transactions amid a prolonged slump in the housing market in Korea, in April 2013, the Government announced the Real Estate Comprehensive Countermeasure, which provides for, among other things, (i) reduced capital gains tax and (ii) exemption of acquisition tax for first-time homebuyers. In addition, in November 2013, the Government announced a permanent reduction in acquisition tax, with retrospective application from August 2013. Prior to such reduction, acquisition tax was assessed on a differentiated scale based on whether the homebuyer was purchasing a primary home or a secondary home, with the former being assessed an acquisition tax of 2% for the purchase of homes under ￦900 million and 4% for homes exceeding ￦900 million, and the latter being assessed an acquisition tax of 4% regardless of the price of the home. Under the new regulatory structure, the differentiated tax scale for primary homes and secondary homes is eliminated, and all homebuyers are assessed an acquisition tax of 1% for the purchase of homes under ￦600 million, 2% for homes exceeding ￦600 million but less than ￦900 million and 3% for homes exceeding ￦900 million.

While any Government measure that is designed to stimulate growth in the real estate sector may result in growth of, and improved profitability for, our retail lending business (particularly with respect to mortgage and home equity loans) at least for the short term, such measure could also result in unintended consequences, including potentially excessive speculation resulting in a “bubble” for the Korean real estate market and a subsequent market crash. In addition, if the Government were to change the direction of its stimulative measures (for example, in order to preemptively curtail an actual or anticipated bubble in the real estate market), such change in policy may result in a contraction of the real estate market, a decline in real estate prices and consequently, a reduction in the growth of, and profitability for, our retail and/or other lending businesses, as well as otherwise have an adverse effect on the business, financial condition and results of operations or profitability of the Bank. See “— Risks Relating to Our Banking Business — A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.”

Following from the recent decision of the Supreme Court of Korea, we may be exposed to potential claims made by current or previous employees for unpaid wages for the past three years under the expanded scope of ordinary wages and become subject to additional labor costs arising from the broader interpretation of ordinary wages under such decision.

Under the Labor Standards Act, an employee is legally entitled to “ordinary wages”. Under the guidelines previously issued by the Ministry of Labor, ordinary wages include base salary and certain fixed monthly allowances for work performed overtime during night shifts and holidays. Prior to the Supreme Court decision described below, many companies in Korea had typically interpreted these guidelines as excluding from the scope of ordinary wages fixed bonuses that are paid other than on a monthly basis, namely on a bi-monthly, quarterly or biannually basis, although such interpretation had been a subject of controversy and had been overruled in a few court cases.

In a decision rendered on December 18, 2013, the Supreme Court of Korea ruled that regular bonuses (including those that are paid other than on a monthly basis) shall be deemed to be ordinary wages if these bonuses are paid “regularly” and “uniformly” on a “fixed basis” notwithstanding differential amounts based on seniority. Under this decision, any collective bargaining agreement or labor-management agreement which attempts to exclude such regular bonuses from ordinary wage will be deemed void for violation of the mandatory provisions of Korean law. However, the Supreme Court further ruled that an employee’s claim for underpayments under the expanded scope of ordinary wages for the past three years within the statute of limitations may be denied based on the principles of good faith in certain limited situations. In response to the Supreme Court’s ruling, on January 23, 2014, the Ministry of Employment and Labor issued a guideline on ordinary wages to further clarify what constitutes ordinary wages under Korean law. Pursuant to such guidelines, we believe that the bonuses and performance incentives paid by most of our subsidiaries, including Shinhan Bank, do not fall within the definition of ordinary wage. In addition, given our collective bargaining agreements and labor-management agreements currently in effect, and which were entered into prior to the Supreme Court decision, exclude bonuses and performance incentive compensation from ordinary wages, any additional payments due as a result of retrospective application of the decision is likely to be minimal.

We anticipate that this decision may result in additional labor cost in the form of additional payments under the expanded scope of ordinary wages incurred in the past three years as well as to be incurred in the future. Although we believe that the amount of such additional costs at least for past unpaid wages under the expanded scope of ordinary wages will be limited, we may be required to revise our compensation structure and negotiate with our employees and there is no assurance that such additional payments or restructuring of compensation structure will not have an adverse effect on our results of operation and cash flows.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

The Act on Class Actions regarding Securities allows class action suits to be brought by shareholders of companies listed on the Korea Exchange, including ours, for losses incurred in connection with the purchase and sale of securities and other securities transactions arising from (i) false or inaccurate statements provided in registration statements, prospectuses and business reports; (ii) insider trading and (iii) market manipulation. This law permits 50 or more shareholders who collectively hold 0.01% or more of the shares of a company at the time when the cause of such damages occurred to bring a class action suit against us and our subsidiaries and our and their respective directors and officers. It is uncertain how the courts will apply this law, however, as this law has been enacted relatively recently and there are few precedents. Litigation can be time-consuming and expensive to resolve, and can divert valuable management time and attention from the operation of a business. We are not aware of any basis for such suit being brought against us, nor, to our knowledge, are there any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, results of operations and financial condition.

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

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operations and financial condition are substantially dependent on developments relating to the Korean economy. As Korea’s economy is highly dependent on the health and direction of the global economy, and investor’s reactions to developments in one country can have adverse effects on the securities price of companies in other countries, we are also subject to the fluctuations of the global economy and financial markets. Factors that determine economic and business cycles in the Korean or global economy are for the most part beyond our control and inherently uncertain. In addition to discussions of recent developments regarding the global economic and market uncertainties and the risks relating to us as provided elsewhere in this section, factors that could hurt Korea’s economy in the future include, among others:

•

further deterioration of the fiscal and financial crisis in Europe, downgrades in the sovereign or other credit ratings of the governments and financial institutions in Europe and the United States, as well as the slowdown of the Chinese and Indian economies, which could have adverse effects on the global, and in turn Korean, credit and financial markets;

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

Tensions with North Korea could have an adverse effect on us, the price of our common shares and our American depositary shares.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. For example, in March 2010, the Cheonan, a Korean navy ship, sank off the western coast of Korea killing 46 soldiers. An investigation carried out by the Joint Civilian-Military Investigation Group, consisting of investigators from Korea, the United States, Australia, the United Kingdom and Sweden, concluded that the Cheonan was sunk by a North Korean torpedo. Also, in November 2010, the North Korean military fired artillery shells onto the Korean island of Yeonpyeong, killing two Korean soldiers and two civilians which set off an exchange of fire between the two sides. Around the end of 2010, the International Criminal Court tentatively concluded that North Korea’s sinking of the Cheonan and shelling of the island of Yeonpyeong constituted a war crime, and launched a preliminary investigation regarding such incidents. While there has been no major attack or territorial invasion from North Korea since the attack on the island of Yeonpyeong, North Korea has been launching test missiles on a periodic basis.

Furthermore, following a series of missile testing in 2009, in April 2012, North Korea conducted a test of a long-range missile against the protests of many in the international community, including Korea, Japan and the United States. Although the test failed, it has raised tensions in the Korean peninsula. The United Nations Security Council has strongly condemned the tests and the United States has cut off food aid to North Korea. North Korea has responded by issuing a statement that it is free to take necessary retaliatory measures. After Korea announced in October 2012 that it would extend the range of its ballistic missiles from 185 to 500 miles, a distance which could hit the northeast corner of North Korea from launch sites in central Korea, the National Defense Commission (which is the top military body of North Korea) announced that it was ready to wage war on the United States and its allies and threatened to launch nuclear weapons in the event the United States or its allies use nuclear weapons against North Korea. In February 2013, North Korea conducted a third nuclear test following the previous two rounds of nuclear tests in 2006 and 2009. The regime also heralded further actions after the nuclear test and mentioned a potential fourth nuclear test. In response, the Korean government announced that North Korea’s nuclear test was in clear violation of the U.N. resolution and Korea would strengthen the coordination with the international community in order to deter the regime from being armed with nuclear weapons. In April 2013, North Korea blocked South Koreans from entering the Kaesong Industrial Complex, an economic cooperation zone within North Korea and on April 26, 2013, Korea decided to withdraw its workers from the complex. In September 2013, however, Korea and North Korea reached an agreement and resumed operation of the Kaesong Industrial Complex, and have since made efforts to improve the business environment of the complex, including by building radio frequency identification data transfer systems and launching internet service, among other things. In February 2014, the U.S. Congressional Research Service reported that the Government’s approach towards the expansion and internationalization of the Kaesong Industrial Complex could conflict with U.S. legislative efforts to expand its sanctions on North Korea, and there is no assurance that the Government will not reverse or reduce such efforts at detente.

In addition, there recently has been increased uncertainty about the future of North Korea’s political leadership and its implications for the economic and political stability of the region. Shortly after the death of Kim Jong-il, a long-standing former ruler of North Korea, in December 2011, his son Kim Jong-un was named North Korea’s Supreme Commander of the Armed Forces. Whether Kim Jong-un will successfully solidify his political power or whether he will implement policies that will successfully assist North Korea in withstanding the many challenges it faces, however, remains uncertain. If the consolidation of power by Kim Jong-un is not successful or there exist any conflicts among different political factions, there may be significant uncertainty regarding the policies, actions and initiatives that North Korea might pursue in the future. For example, in December 2013, Jang Sung-taek, a relative of Kim Jong-un who was widely speculated to be the second in command after Kim Jong-un, was executed on charges of sedition, among others. There are reports that such development has led to and may further lead to an extensive political purge in the North Korean leadership and cause further political and social instability in North Korea and/or adoption of more hostile policies that could enhance friction with Korea and the rest of the world. For example, North Korea has recently announced its plan to test long-distance missiles, Kwang-myong Sung No. 3, despite the sanction from the United Nations Security Council and objection from the international society.

There can be no assurance that the level of tension and instability in the Korean peninsula will not escalate in the future, or that the political regime in North Korea may not suddenly collapse. Furthermore, North Korea’s economy also faces severe challenges, including severe inflation and food shortages, which may further aggravate social and political tensions within North Korea. In addition, reunification of Korea and North Korea could occur in the future, which would entail significant economic commitment and expenditure by Korea. Any further increase in tension or uncertainty relating to the military, political or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, occurrence of military hostilities, heightened concerns about the stability of North Korea’s political leadership or its actual collapse, a leadership crisis, a breakdown of high-level contacts or accelerated reunification could have a material adverse effect on our business, financial condition and results of operations, as well as the price of our common shares and our American depositary shares.

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

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a PFIC for 2013, and we do not expect to be a PFIC in 2014 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2014 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

Introduction

Incorporated on September 1, 2001, Shinhan Financial Group is the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aim to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are second largest financial services provider in Korea as measured by total assets as of December 31, 2013 and operate the third largest banking business (as measured by consolidated total assets as of December 31, 2013) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2013) in Korea.

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

We currently have 13 direct subsidiaries and 18 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 29 million active customers, which we believe is the largest customer base in Korea, through approximately 24,134 employees at approximately 1,447 network branches group-wide. While substantially all of our revenues have been historically derived from Korea, we aim to serve the needs of our clients through a global network of our 71 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Hong Kong, Vietnam, Cambodia, Kazakhstan and Singapore.

Our registered office and corporate headquarters are located at 20, Sejong-Daero 9-Gil, Jung-Gu, Seoul 100-724, Korea and our telephone number is +822 6360 3000.

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

The global financial crisis that began in the second half of 2008 has engendered, even as its immediate ripple effects have subsided for the most part, a new set of challenges for financial service providers such as us and our subsidiaries by having created a “new normal” in the business environment with the following defining features: (i) stricter financial regulations and regulatory scrutiny with a focus on heightened risk management, (ii) less tolerance for unbalanced risk in financial products, (iii) demand for higher levels of capital adequacy and reduced debt levels, (iv) greater market acceptability of a business model that emphasizes stable and conservative growth even at the expense of higher return, (v) rising political and social skepticism of unfettered capitalism and stronger demand for enhanced social responsibility and accountability of financial institutions. In addition, advances in mobile and other technologies are renewing challenges for financial service providers to continually reexamine their existing business models. Combined, these developments require that we continue to seek opportunities to foster customer trust, enhance our social capital and quickly adapt ourselves to the constant changes in our business environment.

Accordingly, in recognition of these trends in our business environment, which we expect to continue for the foreseeable future, and in order to meet the new set of challenges arising therefrom, as a general strategic objective, we are in the process of re-making ourselves with an overarching focus of putting our customers first, namely by constantly seeking ways to make our interactions with customers more user-friendly and customer-oriented, as well as further strengthening risk management, efficiently using our resources and selectively identifying new growth opportunities.

Our mid- to long-term strategic target is to become Korea’s number one financial brand by 2015 through emphasis on creation of value to our customers and fostering “good” growth. We believe that establishing ourselves firmly as the market leader in Korea is critical to realizing our ultimate objective of becoming a world-class financial institution, and our strategic priorities reflect our renewed commitment to sustainable growth, stable profitability and best-class core competencies. In addition, in May 2013, we have added “compassionate finance” and “strategic cost-saving” as our key strategic priorities in order to further foster the trust element in our relationships with customers and to promote sustainable efficiency in the face of changing business environments, respectively.

More specifically, our key strategic priorities currently include the following:

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

•

Strengthen fee-earnings businesses.    While we will continue to focus on our core, interest income generating business of banking and credit card services, in order to attain a more balanced overall business portfolio as well as in anticipation of a potential rise in interest rates and cost of capital, we plan to strengthen our businesses that generate non-interest fee income, such as asset management, insurance and securities. To this end, we are currently re-evaluating the business models for our key business segments with the goal of strengthening our competitiveness in areas of core competencies that will ensure our long-term viability and profitability. More specifically, our asset management business will focus on building the Shinhan brand through continued customer-oriented product development, our securities business will support our asset management business through developing and distributing new investment products and enhancing marketing channels, and our insurance business will seek to join the top tier in the industry through organic growth.

•

Enhance synergy through shared focus on the customer.    We plan to renew our commitment to our founding principle of emphasizing customer-oriented service by streamlining our business lines to provide a comprehensive financial services package tailored to each customer, as well as enhancing customer access to our diverse product offerings through a more customer-friendly one portal financial service platform. To that end, we are identifying precedents that can serve as useful guidelines for successful intra-group synergy generation and are building clear and comprehensive joint marketing models that can provide specific guidance for differentiated synergy output for our entire group.

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

In order to effectively achieve the foregoing strategic objectives, we plan to continue to enhance our business fundamentals in the following areas:

•

systematic roll-out of “compassionate finance” through (i) group-wide adoption and implementation of various operating systems and infrastructure designed to enhance customer value in our marketing and other business generation efforts, (ii) continued development of products and services specifically tailored to promote the theme of compassionate finance, (iii) strengthening support for low-income households and small businesses, and (iv) embedding compassionate finance into the group-wide culture through continuous internal education and outside consulting, including through promotional campaigns for successful cases of compassionate finance;

•

systemized strategic cost-savings through (i) implementation of a group-wide efficiency management optimization system, (ii) continuous organizational “slimming”, and (iii) realignment of the group-wide business portfolio. The efficiency optimization system will focus on optimizing internal and external operational networks for productivity improvement, streamlining operational processes for low-cost efficiency, rationalizing human resources, and selective reinforcement of core competencies such as information technology systems and top-performing employees. Organizational slimming will include restructuring of low-profitability business units, outsourcing of non-core business areas and simplifying decision-making processes. Realignment of the group-wide business portfolio will involve re-evaluation of the existing business models for our core business units, selective entry into new business areas through joint ventures or strategic alliances and formulation of more profitable and balanced business portfolios;

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions or formation of joint ventures. Our key acquisitions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation
July 2002	Shinhan Investment Corp.(1)	Securities and investment	Acquisition from the SsangYong Group
August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas
August 2003	Chohung Bank	Commercial banking	Acquisition from creditors
December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders
March 2007	LG Card	Credit card services	Acquisition from creditors
January 2012	Tomato Mutual Savings Bank(3)	Savings bank	Purchase and assumption of assets and liabilities from creditors
January 2013	Yehanbyoul Savings Bank(4)	Savings bank	Acquisition from Korea Deposit Insurance Corporation

Notes:

(1)	Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009.

(2)	In January 2009, SH Asset Management Co., Ltd. and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management Co., Ltd.

(3)

Shinhan Hope Co., Ltd. was established on December 12, 2011, to purchase and assume certain assets and liabilities of Tomato Mutual Savings Bank. On December 28, 2011, Shinhan Hope Co., Ltd. obtained a savings bank license, changed its name to Shinhan Savings Bank and became our direct subsidiary.

(4)

In January 2013, we entered into a share purchase agreement with Korea Deposit Insurance Corporation for the acquisition of Yehanbyoul Savings Bank, a savings bank located in Korea, for ￦45.3 billion, and received regulatory approval to merge Yehanbyoul Savings Bank into our existing subsidiary Shinhan Saving Bank. On April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank being named Shinhan Savings Bank.

In addition, in December 2012, we entered into an agreement to acquire a 40% equity interest in Bankmetro Express, a bank in Indonesia, subject to obtaining requisite approvals from the Indonesian authorities. Such approvals remain pending as of the date of this annual report.

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

•

other services, including leasing and equipment financing, regional banking services, savings banking services, loan collection and credit reporting, collective investment administrative services, private equity investment advisory services and financial system development services.

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

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profile. Our deposit products consist principally of the following:

•

Demand deposits.    Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted approximately 12.1%, 12.3% and 13.7% of our total deposits as of December 31, 2011, 2012 and 2013, respectively. Our demand deposits paid average interest of 0.72%, 0.68% and 0.65% in 2011, 2012 and 2013, respectively.

•

Savings deposits.    Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Saving deposits constituted approximately 21.1%, 22.0% and 23.5% of our total deposits as of December 31, 2011, 2012 and 2013, respectively, and paid average interest of 0.98%, 1.24% and 0.96% in 2011, 2012 and 2013, respectively.

•

Time deposits.    Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the Cost of Funds Index (“COFIX”). If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted approximately 65.0%, 64.9% and 61.8% of our total deposits as of December 31, 2011, 2012 and 2013, respectively, and paid average interest of 3.61%, 3.63% and 3.00% in 2011, 2012 and 2013, respectively.

•

Other deposits.    Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to five years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted approximately 1.8%, 0.8% and 1.0% of our total deposits as of December 31, 2011, 2012 and 2013, respectively. Our certificates of deposit paid average interest of 3.40%, 3.26% and 2.01% in 2011, 2012 and 2013, respectively.

We also offer deposits which provide the customer with preferential rights to housing subscriptions under the Housing Law, and eligibility for mortgage and home equity loans. These products include:

•

Housing subscription time deposits.    These deposit products are special purpose time deposits providing the customer with a preferential right to subscribe for new private apartment units under the Housing Law and Rules on Housing Supply (the “Housing Law”). This law provides various measures supporting the purchase of houses and the supply of such houses by construction companies. If a potential home-buyer subscribes for these deposit products and holds them for a certain period of time set forth in the Housing Law, such deposit customer obtains the right to subscribe for new private apartment units on a priority basis. Such preferential rights are neither transferable nor marketable in the open market. These products accrue interest at a fixed rate for one year and at an adjustable rate after one year, which are consistent with other time deposits. Required deposit amounts per account range from ￦2 million to ￦15 million depending on the size and location of the dwelling unit. These deposit products target high- and middle-income households as customers.

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

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 1% per annum) and amounted to ￦6,103 billion, ￦6,150 billion and ￦6,680 billion as of December 31, 2011, 2012 and 2013, respectively.

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

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. The retail loans, excluding credit card receivables, amounted to ￦77,150 billion as of December 31, 2013.

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

As of December 31, 2013, our mortgage and home equity loans and other retail loans accounted for 60.80% and 39.20%, respectively, of our retail loans (excluding credit card loans).

For secured loans, including mortgage and home equity loans, our policy is to lend up to 40% to 60% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). The loan-to-value ratio of secured loans is updated on a monthly basis using the most recent appraisal value of the collateral. As of December 31, 2013, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was approximately 51%. As of December 31, 2013, substantially all of our mortgage and home equity loans were secured by residential property.

Under the Regulation on the Supervision of the Banking Business currently in effect, our banking subsidiaries (i) are subject to limits on loan-to-value ratios ranging from 40% to 70% when extending home mortgage loans, which limits depend on various factors including collateral value, loan period, whether the real estate collateral is an apartment (which has greater liquidity in the secondary markets in Korea compared to other forms of residential property) and the location of such collateral; (ii) are required to comply with a limit on debt-to-income ratio of less than 40% in extending home mortgage loans for the purchase of new apartments that are secured by such apartments appraised at a market value of more than ￦600 million in areas of excessive speculation; (iii) are prohibited from accepting apartments located in areas of high speculation as collateral from borrowers who have already obtained home mortgage loans; (iv) in the case of borrowers with two or more loans secured by apartments in areas of high speculation, are required to limit the extension of the maturity of such loans so that the number of loans secured by apartments in areas of high speculation held by such borrowers is reduced to one such loan; (v) are prohibited from extending home equity loans to minors; and (vi) are prohibited from accepting apartments located in areas of high speculation as collateral for company loans with the purpose of acquiring such apartments, except for unavoidable cases.

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

The following table sets forth the portfolio of our retail loans.

	As of December 31,
	2011		2012		2013
	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home-equity loans	￦	44,399	￦	46,130	￦	46,908
Other retail loans(2)		25,052		28,407		30,242
Percentage of retail loans to total gross loans		35.61%		36.73%		37.09%

Notes:

(1)	Before allowance for loan losses and excludes credit card accounts.

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

The total mortgage and home equity loans in the amount of ￦46,908 billion outstanding as of December 31, 2013 consisted of amortizing loans (where part of the installment payments thereon is applied toward repaying the principal amount of the loans) in the amount of ￦35,092 billion and non-amortizing loans in the amount of ￦11,816 billion. In addition, as of December 31, 2013, there were lines of credit in the aggregate outstanding amount of ￦5,614 billion for non-amortizing loans.

Pricing

The interest rates on retail loans made by Shinhan Bank are either periodically adjusted floating rates (based on a base rate determined for three-month, six-month or twelve-month periods derived using an internal transfer price system, which reflects the cost of funding in the market, as further adjusted to account for expenses related to lending and the profit margin of the relevant loan products) or fixed rates that reflect the cost of funding, as further adjusted to account for expenses related to lending and the profit margin. Fixed rate loans currently have maturities of 15 years or less and are offered only on a limited basis and at a premium to floating rate loans. For unsecured loans, which we provide on a floating or fixed rate basis, the interest rates thereon take into account a margin based on, among other things, the borrower’s credit score as determined during our loan approval process. For secured loans, the credit limit is based on the type of collateral, priority with respect to the collateral and the loan-to-value ratio. Shinhan Bank may adjust the pricing of these loans to reflect the borrower’s current and/or expected future contribution to Shinhan Bank’s profitability. The interest rate on our loan products may become adjusted at the time the loan is extended. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.5% to 3.0% of the outstanding principal amount of and accrued and unpaid interest on the loan, depending on the timing of termination, the nature of the loan and the loan amount.

As of December 31, 2013, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 2.65%, 2.72% and 2.78%, respectively. As of December 31, 2013, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of three years, five years and seven years were approximately 4.00%, 4.20% and 4.40%, respectively, and Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 5.75% to 13.25%, depending on the credit scores of its customers.

As of December 31, 2013, approximately 75.52% of Shinhan Bank’s total retail loans were floating rate loans and approximately 24.48% were fixed rate loans. As of the same date, approximately 71.39% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and approximately 28.61% was fixed rate loans.

Since February 2010, the Korean Federation of Banks has published the “cost of funding index”, or COFIX, which is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of nine major Korean banks (comprised of Kookmin Bank, Shinhan Bank, Woori Bank, Hana Bank, Korea Exchange Bank, Nonghyup Bank, Industrial Bank of Korea, Citibank Korea Inc. and Standard Chartered Bank Korea Limited). Each bank then independently determines the interest rate applicable to its respective customers by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. These interest rates are typically adjusted on a monthly basis.

Private Banking

We have long focused on customers with high net worth. Our retail banking services include providing private banking services to high net worth customers who seek personal advice in complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth clients by offering them portfolio and fund management, tax consulting and real estate management services, among others.

As of December 31, 2013, Shinhan Bank operated 24 private banking centers nationwide, including 18 in Seoul, two in the suburbs of Seoul and four in cities located in other regions in Korea. As of December 31, 2013, Shinhan Bank had approximately 5,744 private banking customers, who are typically required to have ￦500 million in deposit with us to qualify for private banking services.

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

	As of December 31,
	2011			2012			2013
	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	￦	52,268	26.80%	￦	51,324	25.29%	￦	55,062	26.47%
Large corporate loans		34,413	17.64%		33,713	16.61%		31,412	15.10%
Others		21,043	10.79%		25,488	12.56%		26,698	12.84%

Total corporate loans	￦	107,724	55.23%	￦	110,525	54.47%	￦	113,172	54.41%

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

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree, in order to qualify as a small- and medium-sized enterprise, (i) the number of regular employees of the enterprise must be less than 1,000, (ii) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (iii) the enterprise’s paid-in capital at the end of the immediately preceding fiscal year must be less than ￦100 billion, (iv) the enterprise’s average sales revenues for the most recent three fiscal years must be less than ￦150 billion, (v) the enterprise must meet the standards prescribed by the Presidential Decree applicable to the type of its main business, and (vi) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. As of January 26, 2012, non-profit enterprises with a number of regular employees not exceeding 300 or revenue of less than ￦30 billion that satisfy certain requirements prescribed in the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree may qualify as a small- and medium-sized enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree must be deemed as small- and medium-sized enterprises from April 15. 2014. As of December 31, 2013, we made loans to 202,771 small- and medium-sized enterprises for an aggregate amount ￦55,062 billion.

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

•

operates a relationship management system to provide targeted and tailored customer service to small-and medium-sized enterprises.    Shinhan Bank currently has relationship management teams in 185 banking branches, of which two are corporate banking branches and 183 are hybrid banking branches designed to serve retail customers and, to a limited extent, corporate customers. These relationship management teams market products and review and approve smaller loans that pose less credit risks; and

•

continues to focus on cross-selling loan products with other products.    For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate and Investment Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ￦31,412 billion as of December 31, 2013. As large corporate customers tend to have better credit profiles than small- and medium-sized enterprises, since the onset of the global financial crisis and economic downturns in Korea starting in 2008, Shinhan Bank has focused on attracting and retaining large corporate customers as part of its risk management policy.

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

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2013, working capital loans and facilities loans amounted to ￦52,015 billion and ￦28,842 billion, respectively, representing 64.33% and 35.67% of Shinhan Bank’s total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans have a maximum maturity of ten years and are typically repaid in installments of at least twice a year, subject to a grace period for the first repayment of not less than one-third of the loan term; provided that facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2013, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 56.08% and 10.45%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. Approximately 43.77% of the corporate loans were secured by real estate.

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

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2013, 62.8% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable by reference to their market rates.

More specifically, the interest rate on Shinhan Bank’s corporate loans is generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus a credit spread plus risk premium plus or minus a discretionary adjustment rate.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2013, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for three-month, six-month, one-year, two-year, three-year or five-year periods derived using Shinhan Bank’s market rate system) were 2.65% for three months, 2.72% for six months, 2.78% for one year, 2.94% for two years, 3.13% for three years and 3.52% for five years. As of the same date, Shinhan Bank’s reference rate was 6.75%. The reference rate refers to the base lending rate used by Shinhan Bank. The reference rate is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

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

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount was ￦165,879 billion, ￦136,795 billion and ￦122,842 billion in 2011, 2012 and 2013, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge Shinhan Bank’s risk exposure that results from such client contracts.

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

Under the Banking Act, the Financial Investment Services and Capital Markets Act and the Trust Act, assets accepted in trust accounts are required to be segregated from other assets of the trustee bank and are not available to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts that are not guaranteed as to principal (or as to both principal and interest) are accounted for and reported separately from the bank accounts. See “— Supervision and Regulation.” Trust accounts are regulated by the Trust Act and the Financial Investment Services and Capital Markets Act, and most national commercial banks offer similar trust account products. Shinhan Bank earns income from trust account management services, which is recorded as net trust management fees.

As of December 31, 2011, 2012 and 2013, Shinhan Bank had total trust assets of ￦30,563 billion, ￦29,243 billion and ￦26,342 billion, respectively, comprised principally of real property investments of ￦10,683 billion, ￦9,511 billion and ￦4,723 billion, respectively; securities investments of ￦5,759 billion, ￦5,266 billion and ￦5,195 billion, respectively; and loans with an aggregate principal amount of ￦566 billion, ￦560 billion and ￦466 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2011, 2012 and 2013, debt securities accounted for 17.2%, 16.3% and 18.3%, respectively, and equity securities constituted 1.6%, 1.7% and 1.4%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2011, 2012 and 2013, approximately 58.5%, 51.9% and 54.5%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ￦14,000 billion, ￦15,453 billion and ￦16,830 billion as of December 31, 2011, 2012 and 2013, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2011, 2012 and 2013, Shinhan Bank’s variable rate trust accounts amounted to ￦10,814 billion, ￦12,289 billion and ￦13,531 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to ￦3,185 billion, ￦3,163 billion and ￦3,298 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts. Shinhan Bank also offers an insignificant amount of guaranteed fixed rate trust products (amounting to ￦1.0 billion, ￦1.0 billion and ￦1.0 billion as of December 31, 2011, 2012 and 2013, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return.

Credit Card Services

Overview

We currently provide our credit card services principally through our credit card subsidiary, Shinhan Card, and to a limited extent, Jeju Bank. Former Shinhan Card was originally formed as a result of the spin-off of Shinhan Bank’s credit card business in 2002. In 2006, the credit card division of Chohung Bank was split and merged into former Shinhan Card concurrently with the merger of Chohung Bank and Shinhan Bank. Chohung Bank was a member of BC Card Co., Ltd. (“BC Card”), which is owned by consortium banks. Shinhan Card currently holds a 1.0% equity interest in BC Card. BC Card issues credit cards under the names of the member banks, substantially all of which are licensed to use MasterCard, Visa or JCB. This enables holders of BC Card to use their cards at any establishment which accepts MasterCard, Visa or JCB, as the case may be.

In 2007, we acquired the controlling equity interest in LG Card, which assumed all of the assets and liabilities of former Shinhan Card and changed its name to Shinhan Card. We believe that the acquisition of LG Card, which was the largest credit card company in Korea in terms of the number of cardholders, has contributed to our having the largest market share in the Korean credit card industry and diversifying our revenue sources by reducing our reliance on our banking operations.

Products and Services

Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•

credit card services, which involve providing cardholders with credit up to a preset limit to purchase products and services. Payment must be made either (i) in full at the end of a monthly billing cycle (the Lump-sum Basis) or (ii) on a revolving basis subject to a minimum monthly payment which is the lesser of (x) 5% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) ￦30,000. Currently (the Revolving Payment Basis), the remaining outstanding balance generally accrues interest at the effective annual rates of approximately 6.34% to 24.94%.

•

cash advances, for which payment must be made either on a lump-sum basis or a revolving basis. Currently, the lump-sum cash advances generally accrue interest at the effective annual rates of approximately 7.8% to 27.4% and the revolving cash advances generally accrue interest at a minimum rate of (x) 5% to 20% of the outstanding balance (depending on the cardholder’s credit) or (y) ￦30,000. Cash advances may be made at ATM machines and bank branches.

•

installment purchases, which provide customers with an option to purchase products and services from select merchants on an installment basis for which payments must be made in equal amounts over a fixed term ranging from two months to 24 months. Currently, the outstanding installment purchase balances generally accrue interest at the effective annual rates of approximately 9.5% to 20.9%.

•

card loans, which provide customers with generally unsecured loans. Payment must be made generally by (i) repaying principal and interest in equal amounts on an installment basis over a fixed term of two to 36 months, (ii) repaying the principal and interest amounts in full at maturity, or (iii) making interest-only payments during the initial grace period of typically three months and repaying the principal and interest amounts on a monthly installment basis over the remaining period of typically two to 24 months. Currently, the outstanding card loan balances generally accrue interest at the effective annual rates of approximately 7.6% to 25.9%. Delinquent credit card receivables can also be restructured into loans, which we classify as card loans, and these loans generally accrue interest at the effective annual rates of approximately 17.0% to 27.8% over a fixed term whose maximum is 72 months.

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

Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to 2.7% of the purchased amount depending on the merchant used, with the average charge being 1.88% in 2013.

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

In addition to credit card services, Shinhan Card also offers check cards, which are similar to debit cards in the United States and many other countries, to its individual retail customers as well as corporate customers. A check card can be used at any of the merchants that accept credit cards issued by Shinhan Card and the amount charged to a check card is directly debited from the cardholder’s designated bank account. Check cards have a low risk of default and there are no procurement costs. Although Shinhan Card does not charge annual membership fees on check cards, merchants are charged fees on the amount purchased using check cards at a rate between 1.00% and 1.85%, depending on the type of business, which is lower than the corresponding fee charged for credit card use.

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

	As of December 31,
	2011	2012	2013
	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	15,540	15,182	13,493
Personal accounts	15,424	15,070	13,385
Corporate accounts	116	112	108
Active ratio(2)	81.5%	83.6%	93.7%
Number of merchants	2,669	2,755	2,392

Notes:

(1)	Represents the number of cardholders not subject to suspension or termination as of the relevant date.

(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers in connection with purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 2.0% of Shinhan Card’s total operating revenue in 2013. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card historically charged, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Initial financing fees charged in connection with installment finance products for new cars, however, was abolished effective March 2, 2013 pursuant to the Financial Consumer Report (Automobile Financings) issued by the Financial Supervisory Service on January 29, 2013. Shinhan Card has installment financing arrangements with over 10,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

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

Auto Lease

Shinhan Card currently provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 0.9% of Shinhan Card’s total operating revenue in 2013.

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

As of December 31, 2013, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 6.05% (consisting of 2.36% in the retail segment, 0.67% in the institutional segment and 3.02% in the international segment) in terms of total brokerage volume, ranking third among securities firms in Korea. As of the same date, according to internal data, Shinhan Investment held the fifth largest annual market share in options brokerage segments and the second largest annual market share in the KOSPI 200 futures of 3.47% and 7.07%, respectively, in terms of total brokerage volume with respect to these products.

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

With respect to investment banking services, Shinhan Investment provides such services through five divisions consisting of equity capital markets, debt capital markets, private equity, project finance and mergers and acquisitions, as well as three overseas service centers in Hong Kong, Shanghai and Ho Chi Minh City.

Life Insurance Services

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides its services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. As of the end of calendar years ended December 31, 2011, 2012 and 2013, Shinhan Life Insurance had total assets of ￦13,977 billion, ￦16,942 billion and ￦19,385 billion and net profits of ￦237 billion, ￦209 billion and ￦80 billion, respectively. In 2014, we expect the life insurance industry to continue to be adversely affected by recent unfavorable changes in applicable regulations, such as the lowering of the cap on deferral of expenses incurred in connection with new insurance contracts, which regulations were implemented in 2013, and to the extent the low interest rate environment persists, we expect Shinhan Life Insurance to experience limited growth, if any, in net profit.

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, a joint venture with BNP Paribas Investment Partners, of which we and BNP Paribas Investment Partners hold 65:35 interests, respectively. Shinhan BNP Paribas Asset Management was formed on January 1, 2009 through the merger of Shinhan BNP Paribas Investment Trust Management, our 50:50 joint venture with BNP Paribas Investment Partners, and SH Asset Management, our wholly-owned subsidiary, in order to streamline our asset management services capabilities. Shinhan BNP Paribas Asset Management ranked fourth among asset managers in Korea in terms of assets under management as of December 31, 2013, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a joint venture with BNP Paribas Investment Partners, we believe Shinhan BNP Paribas Asset Management has significantly benefited from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2013, Shinhan BNP Paribas Asset Management had assets under management amounting to approximately ￦33,501 billion. To a limited extent, Shinhan Investment also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”

In 2014, we expect the activity level in the asset management industry, including fund formation activities, to remain similar to 2013 due to uncertainties surrounding the domestic and international economy, with the exception of the discretionary investment market, which is expected to continue to grow due to expanded use of such services by large institutional investors, such as the National Pension Service.

Other Services

Through our other subsidiaries, we also provide leasing and equipment financing, regional banking services, savings banking services, loan collection and credit reporting, collective investment administration services, private equity investment advisory services and financial system development services.

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

Regional Banking

We provide regionally focused commercial banking services, primarily in Jeju Island of Korea, through a majority-owned banking subsidiary, Jeju Bank. Jeju Bank provides retail banking, corporate banking, treasury and trust account management services, and has a network of 39 branches as of December 31, 2013.

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

Loan Collection and Credit Reporting

We centralize credit collection and credit reporting operations for our subsidiaries through Shinhan Credit Information Co. Ltd., which also provides similar services to third party customers. Shinhan Credit Information’s services include debt collection, credit inquiries, credit reporting, civil application/petition services and process agent services, among others. Shinhan Credit Information also manages participants in credit recovery programs and provides support to the Kookmin Happy Fund, which is a Government-established fund that supports retail borrowers with low credit scores by purchasing defaulted loans from creditors or providing credit guarantees to enable such borrowers to refinance at lower rates.

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

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2013.

Distribution Channels in Korea(1)

	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Investment	Shinhan Life Insurance	Total
Seoul metropolitan	396	2	7	49	56	510
Kyunggi province	210	—	5	15	36	266
Six major cities:	180	1	7	19	52	259
Incheon	60	—	1	3	17	81
Busan	41	1	2	6	11	61
Kwangju	15	—	1	2	7	25
Taegu	30	—	1	4	6	41
Ulsan	13	—	1	2	3	19
Taejon	21	—	1	2	8	32

Sub-total	786	3	19	83	144	1,035

Others	157	37	13	16	64	287

Total	943	40	32	99	208	1,322

Note:

(1)	Includes our main office and those of our subsidiaries.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2013, Shinhan Bank’s branch network in Korea comprised of 943 service centers, consisting of 745 retail banking service centers, 11 corporate banking service centers primarily designed to serve large corporate customers and 187 hybrid banking branches designed to serve retail as well as small-business corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2013, Shinhan Bank had 168 cash dispensers and 7,559 ATMs. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that use of Shinhan Bank’s automated banking machines has increased in recent years. In 2013, automated banking machine transactions accounted for a substantial portion and a majority of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

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

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2013.

Business Unit	Location	Year Established or Acquired
Subsidiaries

Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH	Germany	1994
Shinhan Bank America	New York, U.S.A.	2003
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Khmer Bank PLC	Cambodia	2007
Shinhan Bank Kazakhstan Limited	Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(1)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(2)	Ho Chi Minh City, Vietnam	2011

Branches

New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Vellore	India	2010

Representative Offices

Mexico	Mexico City, Mexico	2008
Uzbekistan	Tashkent, Uzbekistan	2009
Myanmar	Yangon, Myanmar	2013

Notes:

(1)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.

(2)

On November 28, 2011, two of Shinhan Bank’s wholly-owned banking subsidiaries in Vietnam, Shinhan Vina and Shinhan Vietnam, merged to form Shinhan Bank Vietnam. Shinhan Vina, prior to its merger with Shinhan Vietnam, was a 50-50 joint venture established in 2000 between Shinhan Bank and Vietcombank, a state-owned bank of Vietnam. On November 14, 2011, Shinhan Bank acquired Vietcombank’s 50% interest in Shinhan Vina to facilitate the merger. Shinhan Vietnam was established in 2009. Shinhan Bank has been providing banking services in Vietnam through a branch since 1995.

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

The branch network for our credit card operations consisted of 943 branches as of December 31, 2013 of Shinhan Bank and 32 card sales branches of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2013, the number of new cardholders acquired through our banking distribution network accounted for approximately 14.1% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2013, and the number of new cardholders acquired through sales agents accounted for approximately 60.4% of the total number of Shinhan Card’s new cardholders in 2013. As of December 31, 2013, Shinhan Card had 4,992 sales agents, of which 4,592 were independent contractors and 400 were sales agents of Shinhan Card’s business partners and affiliates. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is tied to the transaction volume and the repayment patterns of the customers introduced by them, and we believe this system helps to minimize credit risk and enhance profitability.

As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a number of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers. Shinhan Card plans to continue to leverage its alliances with such vendors to attract new cardholders.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2013, Shinhan Investment had 99 service centers nationwide, and two overseas subsidiaries based in New York and Hong Kong to service our corporate customers.

Approximately 63.3% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Investment and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. Shinhan Life Insurance, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2013, Shinhan Life Insurance had 208 branches and 13 customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

Information Technology

We dedicate substantial resources to maintaining a sophisticated information technology system to support our operations management and provide high quality customer service. Since 2009, we have operated our information and technology system at a group-wide level (rather than the previous subsidiary-specific level) based on a comprehensive group-wide information collection and processing. Since developing in 2008 a single group-wide enterprise information technology system known as “enterprise data warehouse” for customer relations management capabilities, risk management systems and data processing, which is designed to maximize synergy among our subsidiaries, we have continually upgraded our group-wide information technology system, with the current upgrade targeted for completion by the first half of 2015, which, among other things, will focus on applying the best-in-class technology to our risk management systems to reflect the changes in our business environment as well as enhance differentiation from our competitors.

We continue to upgrade the information technology systems for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary, including with respect to electronic and mobile banking (including by means of smartphones), online consultation, expanded sales services and customized informational services. In addition, we have enhanced our smartphone banking service by providing a more convenient and secure mobile platform. In addition, in tandem with the expansion of our overseas operations, we have completed the installation of AITHER, a new global network of information technology systems, for our overseas subsidiaries and branches. In 2013, we have also expanded information technology systems for indirect service channels, such as corporate online banking (in addition to retail online banking), and completed the construction of Shinhan Data Center, which is responsible for comprehensive management of information technology systems for our subsidiaries. This Data Center ensures a stable use of a central information processing facilities for at least 15 years and is designed to maximize operational and cost efficiency by combining the various data centers previously used by our subsidiaries. Shinhan Bank and Shinhan Card completed relocation of their respective information technology centers to this Data Center in September 2013 and January 2014, respectively, and all our other subsidiaries are expected to complete similar relocation in the first half of 2014.

In order to enhance security and trustworthiness of the financial services provided by us, we have continually been in the process of enhancing a group-wide set of standards for information security and upgrading related systems. In 2008, we established group-wide information systems and policies. In 2010, we installed a system for monitoring security breaches at a group-wide level on a 365 days a year, 24 hours a day basis. In 2011, we built a security control tower to enhance the security features of our information management systems on a group-wide level and we and all of our subsidiaries obtained in September 2011, the internationally recognized ISO 27001 certification. Partly as a result of such efforts, when in March 2013 major broadcasting networks and financial institutions in Korea, including some of our subsidiaries, experienced a temporary interruption in providing online services due to large-scale cyber attacks by an outside hacker, we were among the first to restore services through operation of a group-wide emergency response system and did so without suffering leakage of confidential customer information or illegal financial transactions. In response to such cyber attacks, we have taken a number of security enhancement measures, the short-term measures of which have already been completed and the long-term measures of which are due for completion by the end of 2014. We believe that our so enhanced security system was instrumental in preventing the type of large-scale customer information leakage suffered by three major credit card companies in Korea in January 2014.

The information technology system for each of our subsidiaries is currently backed up on a real-time basis. We are currently in the process of establishing a group-wide back-up information technology system that will fully back up our main data processing system in the event of any interruption or failure of the latter. Following the construction of the Shinhan Financial Group Data Center the previous data centers are being converted into back-up or disaster recovery facilities. We believe that by centralizing our back-up systems for the entire group, such systems will be managed more efficiently and at a higher level of security. Our information technology system at the group-wide level is currently able to fully resume operation within an hour even in the case of a complete disruption of the information technology system at our headquarters.

Competition

Competition in the Korean financial services industry is, and is likely to remain, intense.

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Association of Agriculture and Fisheries, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2013, Korea had seven major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 39 foreign banks. We believe that foreign financial institutions, many of which have greater experiences and resources than we do, will continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further, although in a more limited fashion compared to that prior to the recent global financial crisis. Prior to the crisis, most Korean banks, including Shinhan Bank, focused on enlarging their assets through aggressive loan growth from small- and medium-sized enterprises and retail customers and, to a lesser extent, from large corporate borrowers, while developing fee income businesses, including bancassurance and investment products, as complementary sources of revenue. Following the crisis, Korean banks, including Shinhan Bank, are increasingly focusing on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to “small office, home office” (“SOHO”) with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This shift in focus toward stable growth based on less risky assets may result in lower net interest margin and reduced overall profitability, especially as banks compete for the same pool of quality credit by engaging in price competition or by other means. Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on its results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. In addition, Government regulations adopted in 2012 mandating lower merchant fees chargeable to small- and medium-sized businesses and Government guidelines issued in 2013 suggesting lower standard interest rates for cash advances and card loans have reduced and are likely to continue to reduce the revenues of credit card companies, including Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may decline if customers with higher credit quality borrow from Shinhan Card’s competitors rather than from Shinhan Card.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions may also add competition in the markets in which we and our subsidiaries conduct business. The Korean banking industry may undergo further consolidation either voluntarily or as part of government-led initiatives, including privatization, although the Government announced in March 2013 that it would no longer pursue privatization of Korea Development Bank and Industrial Bank of Korea. Some of the financial institutions resulting from these developments may, by virtue of their increased size, expanded business scope and more efficient operations, provide greater competition for us. For example, since announcing in January 2010 that the Government intends to sell its controlling stake in Woori Financial Group, one of the top four financial holding companies in Korea in terms of assets as of December 31, 2013 with a similarly ranked banking operation, the Government has actively taken measures to sell several of Woori Financial Group’s subsidiaries, including Woori Investment & Securities, a leading brokerage firm, for which the National Agricultural Cooperative Federation was selected as the preferred bidder in December 2013. In addition, Woori Financial Group’s other major subsidiaries, including in the businesses of asset management and regional banking, have found preferred bidders in December 2013. While the outlook for such sales remains uncertain, if Woori Financial Group or any of its major operating subsidiaries (particularly Woori Bank) were to be acquired by a rival bank or financial holding company, the consolidated entity may have a greater scale of operations, including a larger customer base, and financial resources than us, which may hurt our ability to compete effectively. In addition, in April 2013, Korea Exchange Bank became part of Hana Financial Group after acquisition of the former by the latter in February 2012, and it is expected that Korea Exchange Bank will eventually be merged into Hana Bank, one of the major commercial banks in Korea. Furthermore, in March 2012, the National Agricultural Cooperative Federation, a policy bank controlled by the Government, was reorganized into a holding company structure pursuant to which several of its financial business units were spun off into separate subsidiaries, including banking, life insurance and non-life insurance units. Following such reorganization, the National Agricultural Cooperative Federation has actively expanded its retail operations. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

As the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. Recently, banks are beginning to compete for new customers and competition between bank-operated credit card companies and independent card companies may increase substantially. For example, in November 2011, BC Card became a subsidiary of KT Group, a mobile phone service provider. In addition, as part of the aforementioned privatization efforts by the Government, Woori Card may be sold to another major credit card company, in which case it is possible that a credit card company comparable to Shinhan Card in terms of asset size and customer base may newly emerge. Furthermore, large non-financial institutions, such as mobile telecommunications companies, have also been reported to be considering entry into the Korean credit card and consumer finance businesses by way of convergence with the existing and future mobile telephone networks. SK Telecom, Korea Telecom and LG Uplus have been actively providing mobile phone payment services through payment solutions tailored for smartphones. As these companies are the three largest telecommunications service providers in Korea serving substantially all of the Korean population, a widespread consumer acceptance of mobile phone payment services in lieu of credit card services could pose a serious competitive threat to the existing credit card service providers, including our credit card subsidiary.

Competition in the Korean financial services industry may also intensify as a result of deregulation. For example, the Financial Investment Services and Capital Markets Act, which became effective in February 2009, promotes integration and rationalization of the Korean capital markets and financial investment products industry by permitting a wider range of financial services providers to engage in a broader sphere of financial activities, including depositary services, and has, to a significant extent, removed the regulatory barriers between securities brokerage, asset management, derivative financial services and trust services in favor of creating financial investment companies that may engage in all of the foregoing activities. Accordingly, the Financial Investment

Services and Capital Markets Act enables the creation of large financial institutions that can offer both commercial and investment banking and asset management services modeled after the major global financial institutions based in the United States and Europe. Recently, in light of the recent global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, which minimum requirements are being phased in sequentially from December 1, 2013 and will become fully effective on January 1, 2016, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission announced its plan to implement Basel III requirements relating to liquidity coverage ratio and countercyclical capital buffer in 2015 and 2016, respectively, among other Basel III requirements. However, there is no assurance that these measures will continue to curb competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry.

If we are unable to compete effectively in the changing business and regulatory environment, our profit margin and market share may erode and our future growth opportunities may become limited, which could adversely affect our business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Relating to Our Overall Business — Competition in the Korean financial services industry is intense, and may further intensify as a result of further deregulation” and “Item 4.B. Business Overview — Supervision and Regulation — Financial Investment Services and Capital Markets Act.”

Description of Assets and Liabilities

Loans

As of December 31, 2013, our total gross loan portfolio was ￦207,987 billion, which represented an increase of 2.50% from ￦202,916 billion at December 31, 2012. The increase in our portfolio primarily reflects a 2.39% increase in corporate loans and a 3.51% increase in retail loans.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011		2012		2013
	(In billions of Won)
Corporate
Corporate loans(1)	￦	95,835	￦	98,598	￦	101,162	￦	102,823
Public and other(2)		2,771		4,930		3,107		2,525
Loans to banks(3)		1,467		2,557		4,557		6,103
Lease financing		1,555		1,639		1,699		1,721

Total — Corporate		101,628		107,724		110,525		113,172

Retail
Mortgages and home equity		40,073		44,399		46,130		46,908
Other retail(4)		24,901		25,052		28,407		30,242

Total — Retail		64,974		69,451		74,537		77,150

Credit cards		17,647		17,880		17,854		17,665

Total loans(5)	￦	184,249	￦	195,055	￦	202,916	￦	207,987

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.

(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.

(3)	Consists of interbank loans and call loans.

(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(5)	As of December 31, 2010, 2011, 2012 and 2013, approximately 89.25%, 88.76%, 89.59% and 89.99% of our total gross loans, respectively, were Won-denominated.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Borrower

As of December 31, 2013, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ￦42,413 billion and accounted for 16.1% of our total exposures. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2013.

	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Total Exposure		Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
The Bank of Korea	￦	2,730	￦	—	￦	5,060	￦	—	￦	7,790	￦	—
Ministry of Strategy and Finance		—		—		6,197		—		6,197		—
Korea Development Bank		9		84		2,782		—		2,875		—
Hyundai Heavy Industries Co., Ltd.		35		174		309		2,255		2,774		—
Industrial Bank of Korea		492		63		2,205		—		2,760		—
Korea Deposit Insurance Corporation		—		—		2,710		—		2,710		—
Woori Bank		857		34		1,483		—		2,374		—
Korea Finance Corporation		—		—		2,195		—		2,195		—
Korea Securities Finance Corporation		36		—		1,490		—		1,526		—
Korea Land & Housing Corporation		—		—		1,497		—		1,497		—
Nonghyup Bank		529		—		792		11		1,332		—
Samsung Heavy Industries Co., Ltd.		—		19		53		1,257		1,328		—
Hyundai Samho Heavy Industries Co., Ltd.		4		34		10		1,137		1,185		—
Korea Housing Finance Corporation.		—		—		974		—		974		—
Hana Bank		57		72		766		—		894		—
Korea Electric Power Corporation		2		—		841		20		863		—
The Export-Import Bank of Korea		—		—		853		—		853		—
Hyundai Steel Co., Ltd.		493		171		98		42		803		—
Hyundai Mipo Dockyard Co., Ltd.		—		—		1		761		762		—
LG Electronics Inc.		196		—		86		438		720		—

Total	￦	5,440	￦	650	￦	30,401	￦	5,921	￦	42,413	￦	—

Exposure to Main Debtor Groups

As of December 31, 2013, 12.7% of our total exposure was to the 30 main debtor groups, which are largely comprised of chaebols. The following table shows, as of December 31, 2013, our total exposures to the ten main debtor groups to which we have the largest exposure.

Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Amounts of Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Hyundai Heavy Industries	￦	152	￦	377	￦	340	￦	4,180	￦	—	￦	5,050	￦	—
Samsung		395		1,026		1,112		1,892		—		4,425		—
SK		488		637		1,192		1,189		—		3,506		—
Hyundai Motors		1,229		938		992		325		—		3,485		—
LG		795		313		474		507		—		2,089		—
Lotte		555		529		756		248		—		2,088		—
POSCO		253		409		461		232		1		1,357		—
LS		188		381		171		342		—		1,082		—
Hyosung		253		492		76		142		—		963		9
GS		227		103		193		365		—		887		—

Total	￦	4,535	￦	5,205	￦	5,767	￦	9,422	￦	1	￦	24,931	￦	9

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2013.

Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing	￦	33,331	29.45%
Retail and wholesale		15,180	13.41
Real estate, leasing and service		17,250	15.24
Construction		3,635	3.21
Hotel and leisure		5,445	4.81
Finance and insurance		10,874	9.61
Transportation, storage and communication		5,108	4.51
Other service		12,063	10.66
Other		10,286	9.10

Total	￦	113,172	100.00%

Maturity Analysis

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2013. The amounts below are before deduction of attributable loan loss reserves.

	As of December 31, 2013
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Years		Total
	(In billions of Won)
Corporate:
Corporate loans	￦	75,518	￦	22,621	￦	4,684	￦	102,823
Public and other		1,609		757		159		2,525
Loans to banks		5,452		543		108		6,103
Lease financing		591		949		181		1,721

Total corporate	￦	83,170	￦	24,870	￦	5,132	￦	113,172

Retail:
Mortgage and home equity	￦	7,787	￦	11,401	￦	27,720	￦	46,908
Other retail		23,321		6,072		849		30,242

Total retail	￦	31,108	￦	17,473	￦	28,569	￦	77,150

Credit cards	￦	16,016	￦	1,405	￦	244	￦	17,665

Total loans	￦	130,294	￦	43,748	￦	33,945	￦	207,987

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
Interest Rate Sensitivity

The following table shows our loans by interest rate sensitivity as of December 31, 2013.

	As of December 31, 2013
	Due Within 1 Year		Due After 1 Year		Total
	(In billions of Won)
Fixed rate loans(1)	￦	55,956	￦	29,675	￦	85,631
Variable rate loans(2)		70,887		51,469		122,356

Total loans	￦	126,843	￦	81,144	￦	207,987

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.

(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. In 2010, 2011, 2012 and 2013 we would have recorded gross interest income of ￦145 billion, ￦131 billion, ￦163 billion and ￦119 billion respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2010, 2011, 2012 and 2013 were ￦52 billion, ￦66 billion, ￦70 billion and ￦61 billion, respectively.

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

	As of December 31,
	2010		2011		2012		2013
	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Corporate	￦	1,813	￦	1,621	￦	1,642	￦	1,660
Retail		155		239		416		217
Credit cards		155		152		215		108

Sub-total		2,123		2,012		2,273		1,985

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		263		224		245		194
Retail		369		482		354		436
Credit cards		432		576		633		524

Sub-total		1,064		1,282		1,232		1,154

Total	￦	3,187	￦	3,294	￦	3,505	￦	3,139

Note:

(1)

Represents either loans that are “troubled debt restructuring” as defined under IFRS or loans for which payment of interest and/or principal became past due by 90 days or more (adjusting for any overlap due to loans that satisfy both prongs so as to avoid double counting).

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under IFRS. These loans mainly consist of corporate loans that have been restructured through the process of workout and recovery proceedings. See “— Credit Exposures to Companies in Workout and Recovery Proceedings.” These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

	As of December 31,
	2010		2011		2012		2013
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)(1)	￦	193	￦	75	￦	173	￦	71

Note:

(1)

The total amount of loans classified as “troubled debt restructurings,” including nonaccrual and past due loans, amounted to ￦1,275 billion, ￦1,009 billion, ￦868 billion and ￦756 billion for the year ended December 31, 2010, 2011, 2012 and 2013, respectively.

For the year ended December 31, 2010, 2011, 2012 and 2013, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦69 billion, ￦42 billion, ￦74 billion and ￦68 billion, respectively, out of which ￦31 billion, ￦14 billion, ￦20 billion and ￦15 billion was reflected as our interest income, respectively.

The following table presents a breakdown of the outstanding balance and specific allowance for loan losses as of December 31, 2010, 2011, 2012 and 2013 of corporate loans classified as “troubled debt restructurings” under IFRS by the type of restructuring to which such loans are subject. The table provides a breakdown of the total amount of “troubled debt restructurings” (including nonaccrual and past due loans) for purposes of enhanced disclosure.

	As of December 31,
	2010				2011				2012				2013
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Corporate loans classified as “troubled debt restructurings”(1):
Workout	￦	1,201	￦	651	￦	752	￦	351	￦	683	￦	276	￦	571	￦	266
Recovery Proceedings		73		31		250		38		185		20		185		75
Others(2)		1		1		7		5		—		—		—		—

Total	￦	1,275	￦	683	￦	1,009	￦	394	￦	868	￦	296	￦	756	￦	341

Notes:

(1)	Includes nonaccrual and past due loans.

(2)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).

With respect to the retail loans (including nonaccrual and past due loans) subject to credit rehabilitation programs for retail borrowers (which loans are not part of the aforementioned corporate loans and therefore not included in the table above), the outstanding loan balance and specific allowance for loan losses amounted to ￦70 billion and ￦58 billion, respectively, as of December 31, 2010, ￦68 billion and ￦54 billion, respectively, as of December 31, 2011, ￦60 billion and ￦46 billion, respectively, as of December 31, 2012 and ￦41 billion and ￦30 billion, respectively, as of December 31, 2013. All such loans became modified under credit rehabilitation programs and became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral. For more information on the credit rehabilitation program, see “— Credit Exposures to Companies in Workout and Recovery Proceedings — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

As of December 31, 2010, 2011, 2012 and 2013, the amount of restructured loans that are considered impaired and classified as nonaccrual pursuant to our general interest accrual policy as described below was ￦1,082 billion, ￦934 billion, ￦695 billion and ￦685 billion, respectively. In 2010, 2011, 2012 and 2013, the charge-off on restructured loans amounted to ￦261 billion, ￦259 billion, ￦263 billion and ￦153 billion, respectively, of which ￦49 billion, ￦46 billion, ￦84 billion and ￦29 billion, respectively, were charge-offs as part of debt-to-equity conversions.

Credit Exposures to Companies in Workout and Recovery Proceedings

Our credit exposures to restructuring are managed and collected by our Corporate Credit Collection Department. As of December 31, 2013, 0.4% of our total loans, or ￦756 billion (of which ￦685 billion was classified as nonaccrual and ￦71 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures principally takes the legal form of workout and recovery proceedings.

Workout

Under the Corporate Restructuring Promotion Act, which will remain effective until December 31, 2015, all creditors to borrowers that are financial institutions are required to participate in a creditors’ committee. The Corporate Restructuring Promotion Act mandatorily applies to a wide range of financial institutions in Korea, which include commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under this act, the approval of financial institution creditors holding not less than 75% of the total debt outstanding of a borrower is required for such borrower’s restructuring plan, including debt restructuring and provision of additional funds, which plan is binding on all the financial institution creditors of the borrower, provided that any financial institution creditor that disagrees with the final restructuring plan approved by the creditors’ committee has the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting financial institution creditor fail to come to an agreement, a mediation committee consisting of seven experts is set up to resolve the matter. There is a risk that these procedures may require us to participate in a plan we do not agree with or may require us to sell our claims at prices that we do not believe are adequate. With respect to any workout for which the lead creditor bank called for a meeting of the creditors’ committee while the old Corporate Restructuring Promotion Act was still effective, the procedures applicable to such creditors’ committee and the related workout remain subject to the old Corporate Restructuring Promotion Act until the suspension or conclusion of such workout, provided that such workout became subject to the procedures under the reinstated Corporate Restructuring Promotion Act as of its effective date, as opposed to the old Corporate Restructuring Promotion Act, even if such workout began while the old law was in effect. Under the reinstated Corporate Restructuring Promotion Act, if any of our borrowers becomes subject to corporate restructuring procedures, we may be forced to (i) restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (and 75% or more of the total outstanding secured debt, if the restructuring plan includes the restructuring of existing secured debt) of the borrower or (ii) dispose of our credits to other creditors on unfavorable terms.

The total loan amount currently undergoing workout as of December 31, 2013 was ￦571 billion.

Recovery Proceedings

Under the Debtor Rehabilitation and Bankruptcy Act, which took effect on April 1, 2006, court receiverships have been replaced with recovery proceedings. In a recovery proceeding, unlike court receivership proceedings where the management of the debtor company was vested in a court appointed receiver, the existing chief executive officer of the debtor company may continue to manage the debtor company, provided, that (i) neither fraudulent conveyance nor concealment of assets existed, (ii) the financial failure of the debtor company was not due to gross negligence of such chief executive officer, and (iii) no creditors’ meeting was convened to request, based on reasonable cause, a court-appointed receiver to replace such chief executive officer. Recovery proceeding may be commenced by any insolvent debtor. Furthermore, in an effort to meet the global standards, international bankruptcy procedures have been introduced in Korea under which a receiver of a foreign bankruptcy proceeding may, upon receiving Korean court approval of the ongoing foreign bankruptcy proceeding, apply for or participate in a Korean bankruptcy proceeding. Similarly, a receiver in a domestic recovery proceeding or a bankruptcy trustee is allowed to perform its duties in a foreign country where an asset of the debtor is located to the extent the applicable foreign law permits.

Any composition, corporate reorganization, bankruptcy and rehabilitation proceedings for individual debtors pending as of April 1, 2006, the effective date of the Debtor Rehabilitation and Bankruptcy Act, continue to proceed in accordance with the respective applicable laws.

As of December 31, 2013, the total loan amount subject to recovery proceedings was ￦185 billion. No loan amount was subject to court receivership or composition proceedings.

Loans in the process of workout and recovery proceedings are reported as nonaccrual loans on our statements of financial position as described in “— Nonaccrual Loans and Past Due Accruing Loans” above since generally, they are past due by more than 90 days and interest does not accrue on such loans. Restructured loans that meet the definition of a troubled debt restructuring are included within “— Troubled Debt Restructurings” described above. Such restructured loans are disclosed as either loans or securities on our statements of financial position depending on the type of instrument we receive after the restructuring.

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

Upon application to the Credit Counseling and Recovery Service and approval of a majority of unsecured and secured creditor financial institutions, a qualified “credit delinquent person” with outstanding debts to financial institutions in an aggregate amount not exceeding ￦1.5 billion may participate in an “individual work-out program” designed to restructure such person’s debt and rehabilitate such person’s credit.

Under the Debtor Rehabilitation and Bankruptcy Act, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦500 million of unsecured debt and/or ￦1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

In 2008, in order to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund, which was subsequently renamed Kookmin Happy Fund, to purchase defaulted loans from creditors or provide credit guarantees to enable refinancing at lower rates. Kookmin Happy Fund provides credit guarantees to borrowers who (i) have credit scores between category 6 and 10 (which requirement will be waived for individuals who are “basic living welfare recipients” or have an annual income not exceeding ￦30 million); (ii) earn an annual income not exceeding ￦40 million (or, in the case of borrowers who are self-employed or have two or more dependent family members, earn an annual income not exceeding ￦45 million); (iii) have made timely repayments for at least six months in an aggregate repayment amount exceeding ￦10 million or for at least three months in an aggregate repayment amount not exceeding ￦10 million. In 2013, Kookmin Happy Fund purchased loans of approximately 214,000 borrowers from creditors based on such borrowers’ applications, and purchased loans of approximately 940,000 borrowers in lump sum from finance companies, including banks, without requiring applications from such borrowers. In 2013, we sold loans in an aggregate amount of ￦9 billion to Kookmin Happy Fund.

In 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective until the end of 2014, we provided liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us.

In 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with short-term outstanding debt. Our pre-workout program is generally available to retail borrowers meeting all of the following requirements: (i) unsecured borrowings from at least two financial institutions not exceeding ￦500 million in the aggregate; (ii) payment default of more than 30 days but less than 90 days; (iii) all borrowings newly made within six months prior to the application for the pre-workout program not to exceed 30% of the applicant’s total outstanding borrowings; (iv) the annual aggregate amount of principal and interest payment obligations being 30% or more of the borrower’s annual income; (v) assets in possession of less than ￦1 billion, and in the case of real estate, calculated based on the official land price announced by the Ministry of Land, Infrastructure and Transport; and (vi) a person deemed by the pre-workout committee to be impaired in his or her ability to repay without a pre-workout arrangement due to layoff, unemployment, business closure, disaster or earnings loss. Retail borrowers who fail any of these requirements, have previously participated in the pre-workout program or have lost eligibility in the course of participating in a previous pre-workout program are ineligible to participate in the pre-workout program.

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

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2010, 2011, 2012 and 2013 by our loan modification programs, as further categorized according to the loan category and performing versus nonperforming status.

	2010
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	￦	20	￦	177	￦	197
Reduction of interest rate		155		241		396
Forgiveness of principal		—		—		—
Equity conversion		15		10		25
Additional lending(1)		3		233		236
Others(2)		51		370		421

Total	￦	244	￦	1,031	￦	1,275

	2011
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	￦	43	￦	340	￦	383
Reduction of interest rate		40		213		253
Forgiveness of principal		—		1		1
Equity conversion		—		46		46
Additional lending(1)		1		97		98
Others(2)		63		165		228

Total	￦	147	￦	862	￦	1,009

	2012
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	￦	4	￦	142	￦	146
Reduction of interest rate		90		322		412
Forgiveness of principal		—		—		—
Equity conversion		3		—		3
Additional lending(1)		—		179		179
Others(2)		51		77		128

Total	￦	148	￦	720	￦	868

	2013
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	￦	2	￦	81	￦	83
Reduction of interest rate		54		283		337
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		27		169		196
Others(2)		37		103		140

Total	￦	120	￦	636	￦	756

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.

(2)

Principally consists of restructured loans whose restructuring terms were not determined as of the end of the period indicated. A loan is deemed to be subject to restructuring upon the commencement of the recovery proceedings or when the relevant creditors’ committee or our credit officer determines that the borrower will be subject to workout, and in many cases the restructuring terms for such loans are not determined at the time such loans are deemed to be subject to restructuring.

Debt-to-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2013, we converted into equity securities restructured loans amounting to ￦171 billion, of which ￦29 billion was subsequently treated as charge-off and ￦142 billion was treated as the new cost basis of the equity securities.

Debt-to-equity conversion generally has two primary benefits. One, the debt-to-equity conversion reduces the amount of loans and related interest expenses of the borrower, resulting in lesser debt burden and greater liquidity for the borrower, a greater likelihood of its exit from restructuring and the repayment of its obligations to us. Two, in the case of a successful turnaround of the borrower, we are entitled to the upside gains from the increase in the value of the equity securities so converted. Notwithstanding these benefits, however, the resulting impact from the debt-to-equity conversion on our interest income is generally not material as the loans being converted as part of restructuring are generally deemed to be uncollectible regardless any modification of terms. As for the impact on our asset classification, we generally apply the same asset classification standards to both non-restructured and restructured loans. As for restructured loans, we also consider additional factors such as the borrower’s adherence to its business plans and execution of the self-help measures, among others, to the extent applicable. In consideration of such criteria, we generally classify loans subject to workout as “precautionary”. For a general discussion of our loan classifications, see “— Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

Accrual Policy for Restructured Loans

For purposes of our accrual policy, we classify restructured loans principally into (i) loans subject to workout pursuant to the Corporate Restructuring Promotion Act and (ii) loans subject to recovery proceedings pursuant to the Debtor Rehabilitation and Bankruptcy Act, which is the comprehensive bankruptcy-related law in Korea. See “— Credit Exposures to Companies in Workout and Recovery Proceedings.” As for loans subject to workout, our general policy is to discontinue accruing interest on a loan when payment of principal and/or interest thereon becomes past due by 90 days or more, as described above in “— Nonaccrual Loans and Past Due Accruing Loans.” Interest is recognized on these loans on a cash basis (i.e., when collected) from the date such loan is reclassified as non-accruing, and such loans are not reclassified as accruing until the overdue principal and/or interest amounts are paid in full. This general policy also applies to loans subject to workout even if such loans are restructured loans. In the case of loans subject to recovery proceedings, we discontinue accruing interest immediately upon the borrowers becoming subject to recovery proceedings (notwithstanding the absence of delinquency of such loans) in light of the heightened uncertainty regarding the borrower’s ability to repay, interest on such loans are recognized on a cash basis and such loans are not reclassified as accruing until the borrower exits recovery proceedings, as the case may be. Accordingly, under to our accrual policy, the number of payments made on a nonaccrual restructured loan is not a relevant factor in determining whether to reinstate such loan to accrual status.

Determination of Performance of Restructured Loans

In determining whether a borrower has satisfactorily performed its obligations under the existing loan terms, we principally review the payment history of the borrower, namely whether the borrower has been delinquent by one day or more pursuant to our general interest accrual policy. In determining whether a borrower has shown the capacity to continue to perform under the restructured terms, we primarily rely upon the assessment of our credit officers (or the creditors’ committee in the case of large corporate borrowers with significant outstanding loans) of the likelihood of the borrower’s ability to repay under the restructured terms, which assessment takes into account the size of the loans in question, the credit profile of the borrower, the original terms of the loans and other factors deemed relevant by the relevant credit officers. Depending on various factors such as the size of the loans in question and the credit profile of the borrower, we or the relevant creditors’ committee, as the case may be, sometimes engage an outside advisory firm to perform further due diligence in order to supplement the aforementioned assessment. In certain cases, the borrowers also submit self-help proposals to facilitate obtaining the approval for restructuring, which measures are then also taken into consideration by our credit officers or the relevant creditors’ committees, as the case may be, in determining their future capacity to continue to perform under the restructured terms.

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

As for loans that we consider to be uncollectible regardless of any modification of terms, we negotiate with the borrower to have a portion of such loans converted into equity securities (usually common stock) of the borrower in consideration, among others, of (i) the degree to which such conversion will alleviate the debt burdens and liquidity concerns of the borrower, (ii) our potential upside from the gain in the value of the equity securities compared to the likelihood of collection if the loans were not converted into equity securities, and (iii) the borrower’s concerns regarding its shareholding structure subsequent to such conversion. We then charge off the remainder of the loans not converted into equity securities. The value of the equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

Since we generally do not accrue interest on loans subject to recovery proceedings while we generally accrue interest on loans subject to workout unless past due by 90 days or more, charge-off is not a relevant factor we consider when determining the accrual status of a particular restructured loan.

We continue to accrue interest on restructured loans if we conclude that repayment of interest and principal contractually due on the entire debt is reasonably assured. Such conclusion is reached only after we have carefully reviewed the borrower’s ability to repay based on an assessment, among others, of various factors such as the size of the loans in question and the credit quality of the borrower by our credit officer or the relevant creditors’ committee as supplemented by the due diligence by outside advisory firms, as the case may be.

Potential Problem Loans

Since 2012, in order to enable a more systematic and real-time monitoring of loans with a significant potential of non-repayment, we have in place an “early warning system”. This system enables our management to determine potential problem loans to include all loans which have caused our management to have serious doubt as to the ability of the borrowers to comply with their respective loan repayment terms.

We classify potential problem loans as loans that are designed as “early warning loans” and reported to the Financial Services Commission. “Early warning loans” are extended to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem loans on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Services Commission. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Services Commission, we consider this to be an indication of serious doubt as to such borrower’s ability to comply with repayment terms in the near future. As of December 31, 2013, we had ￦1,751 billion of potential problem loans.

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

If there is objective evidence that a financial asset, such as a loan or receivable, has suffered impairment loss, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flow (excluding anticipated future credit losses) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the financial asset in question is a loan or receivable with a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the relevant transaction agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of the probability of realization of such collateral.

In assessing collective impairment, we rate and classify financial assets based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relevant factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, as adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. When adjusting future cash flow based on historical modeling, we ensure that such adjustments are in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss. See “Item 5.A. Operating Results — Critical Accounting Policies — Impairment of Financial Assets — Allowance for Loan Losses.”

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

We identify loss factors based on the discounted cash flow (“DCF”) model using a statistical tool with look-back periods longer than a year. For impaired corporate loans whose amounts are relatively small, we use the collective DCF model, under which cash flow projections for the relevant loans are not individually computed for each borrower, but are collectively computed for a group of loans sharing similar characteristics (for example, retail versus corporate, secured versus unsecured, and so forth), except that, when we discount the projected cash flow at the present value, we apply the interest rate effective prior to impairment specific to each borrower.

— Loans not specifically identified as impaired

We establish allowances collectively for non-impaired corporate loans to reflect losses incurred within the portfolio which have not yet been specifically identified as impaired. We use the probability of default / loss-given default method, also known as the Advanced Internal Rating-Based approach under Basel II, to calculate the historical loss rate on migration analysis based on measurable long-term risk factors such as probability of default from risk grading and loss given default based on the Basel II framework.

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

The expected percentage of loss reflects estimates of both the default probability within each loan aging category and the magnitude of loss. Generally, loans that are six months or more past due are charged off. We adjust our loan loss rate for the magnitude of loss when considering historical recovery of charged off credits when establishing the allowance.

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

We determine whether credit card loans are impaired using criteria similar to those used for corporate loans, except that upon the closure of business by merchants using our credit card services, the related credit card loans are deemed impaired.

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current		Past Due Up to 3 Months		Past Due 3-6 Months		Past Due More Than 6 Months		Total
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount
	(In billions of Won, except percentages)
2010	181,659	98.59	1,163	0.63	635	0.34	792	0.43	184,249
2011	192,120	98.50	1,519	0.77	597	0.31	819	0.42	195,055
2012	199,658	98.39	1,563	0.77	579	0.29	1,116	0.55	202,916
2013	205,282	98.70	1,508	0.73	420	0.20	777	0.37	207,987

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2010		2011		2012		2013
	(In billions of Won, except percentages)
Total non-performing loans	￦	1,427	￦	1,416	￦	1,695	￦	1,197
As a percentage of total loans		0.77%		0.73%		0.84%		0.57%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2010					2011					2012					2013
	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	￦	95,835	￦	816	0.85%	￦	98,598	￦	739	0.75%	￦	101,162	￦	769	0.76%	￦	102,825	￦	529	0.51%
Public and other		2,771		8	0.29		4,930		8	0.16		3,107		9	0.29		2,525		—	0.00
Loans to banks		1,467		—	0.00		2,557		—	0.00		4,557		—	0.00		6,103		—	0.00
Lease financing		1,555		10	0.64		1,639		5	0.31		1,699		8	0.47		1,721		11	0.64

Total corporate		101,628		834	0.82		107,724		752	0.70		110,525		786	0.71		113,174		540	0.48

Retail
Mortgage and home equity		40,073		30	0.07		44,399		55	0.12		46,130		60	0.13		46,906		41	0.09
Other retail		24,901		102	0.41		25,052		164	0.65		28,407		315	1.11		30,242		174	0.58

Total retail		64,974		132	0.20		69,451		219	0.31		74,537		375	0.50		77,148		215	0.28

Credit cards		17,647		461	2.61		17,880		445	2.49		17,854		534	2.99		17,665		442	2.50

Total	￦	184,249	￦	1,427	0.77%	￦	195,055	￦	1,416	0.73%	￦	202,916	￦	1,695	0.84%	￦	207,987	￦	1,197	0.58%

Note:

(1)

Includes unsecured retail loans and credit card loans past due by more than six months. The number of days past due of restructured credit card loans is calculated from the first date of non-payment regardless of subsequent modification of terms.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2013.

Industry	Aggregate Non-Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance
	(In billions of Won)		(Percentages)
Real estate, leasing and service	￦	236	43.70%
Construction		43	7.96
Manufacturing		88	16.30
Retail and wholesale		28	5.19
Transportation, storage and communication		17	3.15
Hotel and leisure		15	2.78
Finance and insurance		11	2.04
Other service(1)		56	10.37
Other(2)		46	8.51

Total	￦	540	100.00%

Notes:

(1)	Includes other service industries such as publication, media and education.

(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2013, our 20 largest non-performing loans accounted for 28.4% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2013
		Industry	Gross Principal Outstanding		Allowance for Loan Losses
		(In billions of Won)
1	Borrower A	Real estate, leasing and service	￦	90	￦	7
2	Borrower B	Manufacturing		29		3
3	Borrower C	Real estate, leasing and service		28		11
4	Borrower D	Real estate, leasing and service		19		3
5	Borrower E	Construction		18		7
6	Borrower F	Manufacturing		18		—
7	Borrower G	Other service		18		18
8	Borrower H	Real estate, leasing and service		15		4
9	Borrower I	Real estate, leasing and service		14		14
10	Borrower J	Real estate, leasing and service		13		—
11	Borrower K	Other service		11		4
12	Borrower L	Other service		11		—
13	Borrower M	Other service		11		—
14	Borrower N	Real estate, leasing and service		9		—
15	Borrower O	Other service		7		—
16	Borrower P	Real estate, leasing and service		6		2
17	Borrower Q	Transportation, storage, and communication		6		—
18	Borrower R	Transportation, storage, and communication		6		6
19	Borrower S	Other service		6		—
20	Borrower T	Other service		5		2

			￦	340	￦	81

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

In 2013, we sold non-performing loans in the amount of ￦77 billion to third parties and transferred ￦33 billion to the Woori F&I Co., Ltd. See “Item 3.D. Risk Factors — Other Risks Relating to Us — The Korean government may encourage targeted lending to and investment in certain sectors in furtherance of policy initiatives, and we may take this factor into account.” These loans met the criteria of true sale and were derecognized accordingly.

The following table presents a roll-forward of our nonperforming loans in 2013.

	(In billions of Won)
Non-performing loans as of December 31, 2012	￦	1,695

Additional non-performing loans due to delinquency		1,038
Loans sold		(157)
Loans charged off		(894)
Loans modified and returned to performing		(39)
Other adjustments(1)		(446)

Non-performing loans as of December 31, 2013	￦	1,197

Note:

(1)

Represents loans paid down or paid off and loans returned to performing other than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type.

	As of December 31,
	2010			2011			2012			2013
	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	￦	1,923	67.43%	￦	1,634	63.41%	￦	1,700	60.71%	￦	1,576	63.65%
Public and other		15	0.53		19	0.74		14	0.50		10	0.40
Loan to banks		32	1.12		13	0.50		11	0.39		5	0.20
Lease financing		17	0.60		14	0.54		33	1.18		21	0.85

Total corporate		1,987	69.68		1,680	65.19		1,758	62.78		1,612	65.10

Retail
Mortgages and home equity		17	0.60		19	0.74		23	0.82		26	1.05
Other retail		178	6.24		202	7.84		275	9.82		190	7.68

Total retail		195	6.84		221	8.58		298	10.64		216	8.73

Credit cards		670	23.48		676	26.23		744	26.58		648	26.17

Total allowance for loan losses	￦	2,852	100.00%	￦	2,577	100.00%	￦	2,800	100.00%	￦	2,476	100.00%

Our total allowance for loan losses decreased by ￦324 billion, or 11.57%, to ￦2,476 billion as of December 31, 2013 from ￦2,800 billion as of December 31, 2012. During 2013, the allowance for loan losses decreased primarily as a result of a decrease in the loss rate for other retail loans due to a decrease in overall delinquency of retail loans following an increase in loans with sound quality.

Our total allowance for loan losses increased by ￦223 billion, or 8.65%, to ￦2,800 billion as of December 31, 2012 from ￦2,577 billion as of December 31, 2011. During 2012, the allowance for loan losses increased primarily as a result of increased loss rate for other retail loans.

Analysis of Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2010		2011		2012		2013
	(In billions of Won, except percentages)
Balance at the beginning of the period	￦	3,114	￦	2,852	￦	2,585	￦	2,800
Amounts charged against income		1,301		864		1,325		1,082
Gross charge-offs:
Corporate:
Corporate loans		1,292		960		844		799
Public and other		19		1		1		—
Loan to banks		—		—		—		—
Lease financing		18		14		19		33
Retail:
Mortgage and home equity		25		1		4		4
Other retail		76		80		130		242
Credit cards		429		447		486		657

Total gross charge-offs		1,859		1,503		1,484		1,735

Recoveries:
Corporate:
Corporate loans		83		75		75		150
Public and other		—		—		6		—
Loan to banks		—		—		—		—
Lease financing		1		2		2		1
Retail:
Mortgage and home equity		2		6		—		—
Other retail		52		37		32		28
Credit cards		327		283		257		217
Total recoveries		465		403		372		396

Other		(169)		(39)		2		(67)
Net charge-offs		(1,563)		(1,139)		(1,110)		(1,406)

Balance at the end of the period	￦	2,852	￦	2,577	￦	2,800	￦	2,476

Ratio of net charge-offs during the period to average loans outstanding during the period		1.06%		0.78%		0.55%		0.68%

Loan Charge-offs

Our gross charge-offs decreased from ￦1,503 billion in 2011 to ￦1,484 billion in 2012, primarily due to a decrease in charge-off of corporate loans as a result of a slowdown in the deterioration in asset quality for corporate loans in 2012 as compared to 2011. Our gross charge-offs increased to ￦1,735 billion in 2013, primarily due to an increase in charge-off of impaired retail loans as part of our efforts to enhance the overall asset quality of our assets.

In 2013, the charge-off on restructured loans amounted to ￦153 billion, of which ￦29 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

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

Treatment of Collateral

When we determine that a loan collateralized by real estate cannot be recovered through normal collection channels, we generally petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency and within four months after delinquency. However, this procedure does not apply to companies under restructuring, recovery proceedings, workout or other court proceedings where there are restrictions on such auction procedures. Filing of such petition with the court generally encourages the debtor to repay the overdue loan. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we sell the collateral and recover the principal amount and interest accrued up to the sales price, net of expenses incurred from the auction. Foreclosure proceedings in under the laws and regulations in Korea typically take seven months to one year from initiation to collection depending on the nature of the collateral.

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

Book Value and Market Value

The following table sets out the book value and market value of investments in our investment portfolio as of the dates indicated.

	As of December 31, 2011				As of December 31, 2012				As of December 31, 2013
	Book Value		Market Value		Book Value		Market Value		Book Value		Market Value
	(In billions of Won)
Financial assets designated at fair value
Marketable equity securities	￦	1,361	￦	1,361	￦	1,689	￦	1,689	￦	2,173	￦	2,173
Debt securities:
Korean treasury and governmental agencies		88		88		87		87		172		172
Debt securities issued by financial institutions		110		110		175		175		229		229
Corporate debt securities		242		242		591		591		780		780
Debt securities issued by foreign government		—		—		—		—		—		—
Mortgage-backed and asset-backed securities		—		—		—		—		6		6
Others		—		—		—		—		—		—

Total — Fair Value Through Profit and Loss		1,801		1,801		2,542		2,542		3,360		3,360

Available-for-sale securities
Marketable equity securities		5,038		5,038		4,971		4,971		5,085		5,085
Debt securities:
Korean treasury and governmental agencies		4,612		4,612		5,053		5,053		3,707		3,707
Debt securities issued by financial institutions		13,689		13,689		13,750		13,750		12,842		12,842
Corporate debt securities		10,046		10,046		11,633		11,633		10,404		10,404
Debt securities issued by foreign government		218		218		394		394		589		589
Mortgage-backed and asset-backed securities		503		503		483		483		977		977

Total — Available-for-sale		34,106		34,106		36,284		36,284		33,604		33,604

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		5,781		6,076		5,613		6,003		5,585		5,828
Debt securities issued by financial institutions		2,064		2,162		1,701		1,758		1,406		1,426
Corporate debt securities		3,887		3,978		4,182		4,358		3,785		3,874
Debt securities issued by foreign government		90		90		104		104		135		135
Mortgage-backed and asset-backed securities		73		74		60		61		120		117

Total — Held-to-maturity		11,895		12,380		11,660		12,284		11,031		11,380

	As of December 31, 2011				As of December 31, 2012				As of December 31, 2013
	Book Value		Market Value		Book Value		Market Value		Book Value		Market Value
	(In billions of Won)
Trading Securities
Marketable equity securities		1,988		1,988		2,337		2,337		2,693		2,693
Debt securities:
Korean treasury and governmental agencies		698		698		992		992		866		866
Financial institutions		2,994		2,994		5,770		5,770		6,035		6,035
Corporations		5,843		5,843		6,934		6,934		7,676		7,676
Mortgage-backed and asset-backed securities		90		90		141		141		679		679
Debt securities issued by foreign governments		—		—		2		2		7		7
Other trading assets		341		341		438		438		76		76
Total — Trading		11,954		11,954		16,654		16,654		18,032		18,032

Total securities	￦	59,756	￦	60,241	￦	67,140	￦	67,764	￦	66,027	￦	66,376

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2013.

	As of December 31, 2013
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Financial assets designated at fair value:
Korean treasury securities and government agencies	￦	—	0.00%	￦	70	2.90%	￦	102	3.57%	￦	—	0.00%	￦	172	3.30%
Debt securities issued by financial institutions		40	2.83%		110	3.22%		79	3.93%		—	0.00%		229	3.40%
Corporate debt securities		10	3.19%		665	3.21%		105	3.75%		—	0.00%		780	3.30%
Mortgage Backed Securities and Asset Backed Securities		—	0.00%		6	3.32%		—	0.00%		—	0.00%		6	3.32%

Total	￦	50	2.90%	￦	851	3.18%	￦	286	3.74%	￦	—	0.00%	￦	1,187	2.96%

Available-for-sale securities:
Korean treasury securities and government agencies	￦	234	3.47%	￦	2,467	3.11%	￦	877	3.25%	￦	129	3.75%	￦	3,707	3.19%
Debt securities issued by financial institutions		6,984	3.00%		5,322	3.00%		527	3.85%		9	5.15%		12,842	3.04%
Corporate debt securities		2,913	3.38%		6,659	3.51%		703	3.68%		129	4.32%		10,404	3.48%
Debt securities issued by foreign governments		205	4.11%		255	9.02%		11	5.01%		118	4.00%		589	6.23%
Mortgage-backed securities and asset-backed securities		365	2.90%		533	3.04%		79	3.50%		—	0.00%		977	3.03%

Total	￦	10,701	3.13%	￦	15,236	3.34%	￦	2,197	3.55%	￦	385	4.05%	￦	28,519	3.28%

	As of December 31, 2013
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Held-to-maturity securities:
Korean treasury securities and government agencies	￦	1,624	4.98%	￦	2,602	4.58%	￦	121	3.71%	￦	1,238	3.79%	￦	5,585	4.50%
Debt securities issued by financial institutions		310	2.19%		607	3.34%		266	3.84%		223	4.73%		1,406	3.40%
Corporate debt securities		531	4.14%		2,216	3.50%		434	3.16%		604	3.89%		3,785	3.62%
Debt securities issued by foreign governments		91	3.54%		14	6.14%		30	1.91%		—	0.00%		135	3.45%
Mortgage-backed securities and asset-backed securities		—	0.00%		20	3.37%		20	3.68%		80	3.64%		120	3.60%

Total	￦	2,556	4.42%	￦	5,459	4.01%	￦	871	3.41%	￦	2,145	3.91%	￦	11,031	4.04%

Trading securities:
Korean treasury securities and government agencies	￦	207	3.02%	￦	530	3.05%	￦	82	2.56%	￦	47	3.78%	￦	866	2.93%
Debt securities issued by financial institutions		4,810	2.70%		1,214	2.90%		—	0.00%		11	5.97%		6,035	2.74%
Corporate debt securities		5,772	2.85%		1,901	3.07%		2	4.63%		1	3.90%		7,676	2.90%
Debt securities issued by foreign governments		1	0.01%		3	10.25%		3	12.11%		—	0.00%		7	8.81%
Mortgage-backed securities and asset-backed securities		644	2.83%		35	3.00%		—	0.00%		—	0.00%		679	2.84%

Total	￦	11,434	2.79%	￦	3,683	3.02%	￦	87	2.90%	￦	59	4.19%	￦	15,263	2.84%

Total	￦	24,741		￦	25,229		￦	3,441		￦	2,589		￦	56,000

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

The following table provides securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2013. As of December 31, 2013, 10% of our stockholders’ equity was ￦2,986 billion.

	As of December 31, 2013
	Book Value		Fair Value
	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	￦	6,197	￦	6,336
The Bank of Korea	￦	5,060	￦	5,060

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2011		2012		2013
	(In billions of Won)
Commitments to extend credit	￦	65,822	￦	71,256	￦	73,464
Commercial letters of credit		3,859		3,115		3,045
Other(1)		28,017		26,444		26,743

Total	￦	97,698	￦	100,815	￦	103,252

Note:

(1)	Consists of financial guarantees, performance guarantees, liquidity facilities to special purpose entities, acceptances, guarantee on trust accounts and endorsed bills.

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

The following shows, as of December 31, 2013, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) nontrading that qualify for hedge accounting.

	As of December 31, 2013
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	￦	28,148	￦	421	￦	494
Swaps		14,328		428		348
Options		314		9		2

Sub-total		42,790		858		844

Interest rate derivatives:
Future and forward contracts		963		—		—
Swaps		85,988		487		443
Options		3,161		13		17

Sub-total		90,112		500		460

Credit derivatives:
Swaps		230		1		5

Sub-total		230		1		5

Equity derivatives:
Swaps and forward contracts		3,043		91		64
Options		3,752		87		222
Future contracts		223		—		—

Sub-total		7,018		178		286

Commodity derivatives:
Swaps and forward contracts		1,184		8		82
Options		108		2		7
Future contracts		185		2		3

Sub-total		1,477		12		92

Total	￦	141,627	￦	1,549	￦	1,687

Nontrading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	￦	1,881	￦	12	￦	102
Future and forward contracts		152		2		—
Interest rate derivatives:
Swaps		8,691		153		236

Total	￦	10,724	￦	167	￦	338

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2013.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2011			2012			2013
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Demand deposits	￦	16,517	0.72%	￦	17,233	0.68%	￦	19,531	0.65%
Savings deposits		34,234	0.98		38,655	1.24		40,139	0.96
Time deposits		99,654	3.61		109,743	3.63		112,133	3.00
Other deposits		3,513	3.71		1,875	3.26		1,680	2.01

Total interest-bearing deposits	￦	153,918	2.72%	￦	167,506	2.77%	￦	173,483	2.26%

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are reflected on short-term borrowings and securities sold under repurchase agreements are reflected as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the balance and remaining maturities of certificates of deposit and other time deposits which had a fixed maturity in excess of ￦100 million or more as of December 31, 2013.

	As of December 31, 2013
	Certificates of Deposit		Other Time Deposits		Total
	(In billions of Won)
Maturing within three months	￦	459	￦	29,813	￦	30,272
After three but within six months		285		17,059		17,344
After six but within 12 months		204		24,117		24,321
After 12 months		102		3,714		3,816

Total	￦	1,050	￦	74,703	￦	75,753

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2011								2012								2013
	Balance Out- standing		Average Balance Out- standing(1)		Highest Balances at Any Month- end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Out- standing		Average Balance Out- standing(1)		Highest Balances at Any Month- end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Out- standing		Average Balance Out- standing(1)		Highest Balances at Any Month- end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from
Bank of Korea(3)	￦	1,029	￦	1,046	￦	1,240	1.18%	0.10-1.50%	￦	1,510	￦	1,159	￦	1,510	1.20%	0.10-1.50%	￦	1,385	￦	1,373	￦	1,531	0.97%	0.1-1.25%
Call money		1,309		2,212		2,013	4.93	0.14-3.55		1,089		2,402		2,861	4.50	0.07-9.00		1,403		2,397		3,335	2.93	0.01-5.08
Other short-term borrowings(4)		11,508		7,430		12,022	1.14	0.60-9.26%		9,434		7,555		12,069	1.63	0.00-14.00%		9,007		5,540		9,925	1.52	0.0-6.17%

	￦	13,846	￦	10,688	￦	15,275	1.93%		￦	12,033	￦	11,116	￦	16,440	2.24%		￦	11,795	￦	9,310	￦	14,791	1.8%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies.

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

We believe that our risk management system has been instrumental to building our reputation as a well-managed and prudent financial service provider and withstanding various external shocks. In particular, during the global financial crisis of 2008 and 2009, we believe our risk management provided effective early warning signals which helped us to proactively reconfigure our asset portfolio and substantially reduce our exposure to troubled debtors and thereby avoid what could have been a substantially greater credit loss during such crisis, and we are carefully upgrading and refining our risk management system in the face of ongoing economic difficulties in Europe and elsewhere.

In particular, our group-wide risk management is guided by the following core principles:

•	carrying out all business activities within prescribed risk tolerance levels and prudently balancing profitability and risk management;

•	standardizing the risk management process and monitoring compliance on a group-wide level;

•	operating a risk management decision making system with active participation by management;

•	creating and operating a risk management organization independent of business activities;

•	operating a performance management system that enhances clear identification of risks when making business decisions;

•	aiming to achieve preemptive and practical risk management; and

•	prudent preparation for known and unknown contingencies.

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

•

risk monitoring — We proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system that is currently being installed. Currently, each of our subsidiaries is required to report to the holding company any factors that could have a material impact on group-wide risk management, and the holding company reports to our chief risk officer and other members of our senior management the results of risk monitoring weekly, monthly and on an ad hoc basis as needed. In addition, we perform preemptive risk management through a “risk dashboard system” under which we closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of our subsidiaries, and to the extent such monitoring yields any warning signals, we promptly analyze the causes and, if necessary, formulate and implement actions in response to such warning signals.

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

Organization

Our risk management system is organized along the following hierarchy: from the top and at the holding company level, the Group Risk Management Committee, the Group Risk Management Council, the Group Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committee, the Chief Risk Officer and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of our holding company’s board of directors, sets the basic group-wide risk management policies and strategies. Our Group Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of our subsidiaries. Each of our subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group-wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group-wide guidelines. We also have the Group Risk Management Team, which supports our Chief Risk Officer in his or her risk management and supervisory role.

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

At the holding company level:

•

Group Risk Management Committee — The Group Risk Management Committee consists of three outside directors of our holding company. The Group Risk Management Committee convenes at least quarterly and on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of our subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide other risk management-related issues the board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the board of directors of our holding company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

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

•

Group Chief Risk Officer — The Group Chief Risk Officer aids the Group Risk Management Committee by implementing the risk policies and strategies as well as ensuring consistency in the risk management systems of our subsidiaries. Furthermore, the Group Chief Risk Officer evaluates the Chief Risk Officer of each subsidiary in addition to monitoring the risk management practices of each subsidiary.

•	Group Risk Management Team — This team provides support and assistance to the Group Chief Risk Officer in carrying out his responsibilities.

At the subsidiary level:

•

Risk Management Committee — In order to maintain group-wide risk at an appropriate level, we have established a hierarchical risk limit system where the Group Risk Management Committee establishes risk limits for us and our subsidiaries, and each of our subsidiaries establishes and manages risk limits in more detail by type of risk and type of product for each department and division within such subsidiary. In accordance with the group risk management policies and strategies, the risk management committee at the subsidiary level establishes its own risk management policies and strategies in more detail and the respective risk management department implements those policies and strategies.

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

Credit Risk Management

Credit risk, which is the risk of loss from default by an obligor or counterparty, is our greatest risk. Our credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on our balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions. A substantial majority of our credit risk relates to the operations of Shinhan Bank and Shinhan Card.

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

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Risk Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Risk Policy Committee. Both the Risk Policy Committee and the Credit Review Committee make decisions by a vote of two-thirds or more of the attending members of the respective committees, which must constitute at least two-thirds of the respective committee members to satisfy the respective quorum.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Credit Evaluation and Approval

All loan applicants and guarantors are subject to credit evaluation before approval of any loans. Credit evaluation of loan applicants are carried out by the relevant lending approval authority of Shinhan Bank. Loan evaluation is carried out by a group rather than at an individual level through an objective and deliberative process. Credit ratings of loan applicants and guarantors influence loan interest rates, approval authority, credit exposure limits, calculation of potential losses and estimated cost of capital, and therefore are determined objectively and independently by the relevant business unit. Shinhan Bank uses a credit scoring system for retail loans and a credit-risk rating system for corporate loans.

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s biographic details, past dealings with Shinhan Bank and external credit rating information, among other things. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among other things. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel II requirements, which requirements have not changed under Basel III. See “Item 5.A. Operating Results — Critical Accounting Policies — Impairment of Financial Assets — Allowance for Loan Losses.”

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

Corporate Loans

Shinhan Bank rates all of its corporate borrowers using internally developed credit evaluation systems. These systems consider a variety of criteria (quantitative, qualitative, financial and non-financial) in order to standardize credit decisions and focus on the quality of borrowers rather than the size of loans. The quantitative considerations include the borrower’s financial and other data, while the qualitative considerations are based on the judgment of Shinhan Bank’s credit officers as to the borrower’s ability to repay. Financial considerations include financial variables and ratios based on customer’s financial statements, such as return on assets and cash flow to total debt ratios, and non-financial considerations include, among other things, the industry to which the borrower’s businesses belong, the borrower’s competitive position in its industry, its operating and funding capabilities, the quality of its management and controlling stockholders (based in part on interviews with its officers and employees), technological capabilities and labor relations.

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

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 174 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to an independent loan review team which analyzes in detail the results and adjusts credit ratings accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, mostly comprised of chaebols, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 30 were identified as such as of December 31, 2013. Shinhan Bank also continually reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure that the assigned ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to the Chief Risk Officer on a monthly basis.

The early warning system performs automatic daily checks for borrowers to whom the Bank has more than ￦1 billion of total exposure or ￦500 million of credit exposure. When the early warning system detects a warning signal, the results of such monitoring are reviewed by the Credit Review Department in the case of a borrower to whom the Bank has more than ￦2 billion of exposure, and the relationship manager and the Credit Officer in the case of a borrower to whom the Bank has less than ￦2 billion of exposure. In addition, the Bank carries out a planned review of each borrower in accordance with changing credit risk factors based on the changing economic environment. The results of such planned review are continually reported to the Chief Risk Officer of the Bank.

The early warning system performs automatic daily checks for borrowers to whom Shinhan Bank has more than ￦1 billion of total exposure (which represents the total outstanding amount due from a borrower, net of collateral for deposit, installment savings and guarantees, as well as import guarantee money) or ￦500 million of net credit exposure (which represents total exposure net of effective collateral). When the early warning systems detects a warning signal, such signal and other findings from the monitoring are reviewed by the Credit Review Department in the case of a borrower to whom Shinhan Bank has more than ￦2 billion of exposure, and by the relationship manager and the Credit Officer in the case of a borrower to whom Shinhan Bank has less than ￦2 billion of exposure. In addition, Shinhan Bank carries out a preemptive review of each borrower in accordance with changing credit risk factors based on the changing economic environment. The results of such preemptive review are continually reported to the Chief Risk Officer of Shinhan Bank.

Depending on the nature of the items detected by the early warning system, a borrower may be classified as a “deteriorating credit” and become subject to evaluation for a possible downgrade in rating, or may be initially classified as a “borrower showing early warning signs” or become reinstated to the “normal borrower” status. For borrowers classified as “showing early warning signs”, the relevant relationship manager gathers information and conducts a review of the borrower to determine whether it should be classified as a deteriorating credit or whether to impose management improvement warnings or implement joint creditors’ management. If the borrower becomes non-performing, Shinhan Bank’s collection department directly manages such borrower’s account in order to maximize recovery rate, and conducts auctions, court proceedings, sale of assets or corporate restructuring as needed.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require precaution, (iii) borrowers that require observation and (iv) normal borrowers, and treats them differentially accordingly.

In order to curtail delinquency among corporate customers, Shinhan Bank has taken primarily the following measures: (i) adoption of a systematic approach in monitoring borrowers with sizable outstanding loans, (ii) heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries and (iii) assignment of industry-specific lending caps, as adjusted for whether specific industries are particularly sensitive to general business cycles and/or are troubled at a given time.

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

Heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries. In addition to the systematic monitoring discussed above, Shinhan Bank also carries out additional monitoring for borrowers that, among others, (i) are rated as “requiring observation”, “requiring precaution” or “with early warning signs” as noted above, (ii) have prior history of delinquency or restructuring or (iii) have borrowings that are classified as substandard or below. Based on the heightened monitoring of these borrowers, Shinhan Bank adjusts contingency planning as to how the overall asset quality of a specific industry should change for each phase of the business cycle, how it should limit or reduce its exposure to such borrowers, and how our group-wide delinquency and nonperforming ratio would change, among other things.

Assignment of industry-specific lending caps. Shinhan Bank currently classifies loans to corporate borrowers by industry, and caps the aggregate amount of loans to each industry, which amount varies depending on the respective industry forecasts and industry-specific loan default rates, among other factors. By doing so, Shinhan Bank seeks to avoid concentration of loans in risky industries and subject loans to risky industries to heightened monitoring and risk management.

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

Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocating capital to, its business groups. Expected loss is calculated based on the probability of default, the loss given default, the exposure at default and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for loan losses accordingly. Shinhan Bank makes provisioning at a level which is the higher of the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on VaR, which is used to determine compliance with the aggregate credit risk limit for Shinhan Bank as well as the credit risk limit for the relevant department within Shinhan Bank. Shinhan Bank uses the Advanced Internal Rating-Based (“AIRB”) method as proposed by the Basel Committee to compute VaR at the account-specific level as well as to measure risk adjusted performance.

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

The following describes the process on how Shinhan Card sets credit limits for credit cards, cash advances and card loans:

•

Credit purchase and cash advance limits — These limits are set based on the applicant’s limit request and Shinhan Card’s credit screening criteria. Except where an accountholder has requested for a reduction in the credit purchase and/or cash advance limit, Shinhan Card is required to provide prior notice to the accountholder for any reduction in such accountholder’s limit. However, where the accountholder has defaulted or the accountholder’s credit limit is reduced according to the terms of the card agreement, Shinhan Card is entitled to lower the credit limit before notifying the accountholder.

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

Credit Risk Management of Shinhan Investment

In accordance with the guidelines of the Financial Supervisory Service, Shinhan Investment assesses its credit risks (including through VaR analyses) and allocates the maximum limit for the credit amount at risk by department. Shinhan Investment also assesses the counterparty risks in all credit-related transactions, such as loans, acquisition financings and derivative transactions and takes corresponding risk management measures. In assessing the credit risk of a corporate counterparty, Shinhan Investment considers such counterparty’s corporate credit rating obtained from Shinhan Bank’s internal corporate rating database. Through its risk management system, Shinhan Investment also closely monitors credit risk exposures by counterparty, industry, conglomerates, credit ratings and country. Shinhan Investment conducts credit risk stress tests on a daily basis based on probability of default and also conducts more advanced stress tests from time to time, the results of which are then reported to its management as well as the Group Chief Risk Officer to support group-wide credit risk management.

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

Our market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, our securities trading and brokerage subsidiary, which incurs market risk relating to its trading activities. Shinhan Bank’s Risk Policy Committee acts as the executive decision-making body in relation to market risks in terms of setting the risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities. This Committee consists of the deputy presidents of the Bank’s seven business groups, which includes the Bank’s Chief Risk Officer and the Chief Financial Officer. At least on a monthly basis, the Risk Policy Committee reviews and approves reports, which include the position and VaR of Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation of its non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank. Shinhan Bank measures market risk with respect to all assets and liabilities in bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Services Commission.

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

Market Risk Exposure from Trading Activities

Shinhan Bank’s trading activities principally consist of:

•

trading activities to realize short-term trading profits in debt and stock markets and foreign exchange markets based on Shinhan Bank’s short-term forecast of changes in market situation and customer demand, for its own account as well as for the trust accounts of Shinhan Bank’s customers; and

•

trading activities primarily to realize profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions, and, to a lesser extent, to sell derivative products to Shinhan Bank’s customers and to cover market risk incurred from those trading activities.

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

Shinhan Bank’s net foreign currency open position, which is the difference between its foreign currency assets and liabilities as offset against forward foreign exchange positions, is Shinhan Bank’s foreign exchange risk. The Risk Policy Committee oversees Shinhan Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits. The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. Dollar, Japanese Yen, Euro and Chinese Yuan are set in a conservative manner in order to minimize other foreign exchange trading.

Shinhan Investment carries foreign exchange risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Transactions of such products are centrally monitored and managed by Shinhan Investment’s Fixed Income, Currency & Commodities Departments. Shinhan Investment’s Risk Management Working Committee, which has been delegated the decision-making authority over the approval of foreign exchange-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2013, Shinhan Investment’s net open position related to foreign exchange-related products was US$194.4 million, and its open positions related to the sale of U.S. Dollar forwards was US$(202.2) million. As of December 31, 2013, Shinhan Investment did not have any open positions related to the sale of Won-U.S. Dollar futures.

The net open foreign currency positions held by our other subsidiaries are insignificant. In the case of Shinhan Capital, which incurs a considerable amount of foreign exchange exposure from its leasing business, it maintains its net exposure below US$10 million by hedging its foreign exchange positions using forwards and currency swaps.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2011, 2012 and 2013. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2011		2012		2013
	(In millions of US$)
U.S. Dollars	US$	162.3	US$	165.5	US$	53.1
Japanese Yen		(1.3)		(54.6)		(54.7)
Euro		(1.3)		2.2		1.8
Others		624.6		668.4		698.3

Total	US$	784.2	US$	781.7	US$	698.5

Equity Risk

Equity risk for Shinhan Bank’s trading activities results from trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market. In addition, Shinhan Bank pays close attention to the loss limits. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2011, 2012 and 2013, Shinhan Bank held ￦106.9 billion, ￦165.4 billion and ￦16.1 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Equity risk for Shinhan Investment’s trading activities also results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2011, 2012 and 2013, the total amount of equity securities at risk held by Shinhan Investment was ￦15.7 billion, ￦15.8 billion and ￦16.1 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following table presents an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, for the year ended and as of December 31, 2013. For market risk management purposes, Shinhan Bank includes its trading portfolio in bank accounts and assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2013
	Average		Minimum		Maximum		As of December 31, 2013
	(In billions of Won)
Shinhan Bank:(1)
Interest rate	￦	21.6	￦	14.4	￦	28.7	￦	25.1
Foreign exchange(2)		45.2		41.6		50.9		44.0
Equities		5.7		2.7		13.2		7.3
Option volatility(3)		0.3		0.2		0.4		0.2
Less: portfolio diversification(4)		(25.8)		(18.5)		(40.9)		(27.0)

Total VaR(5)	￦	46.9	￦	40.4	￦	52.3	￦	49.7

Shinhan Investment:(1)
Interest rate	￦	12.6	￦	2.9	￦	33.5	￦	6.4
Equities		8.3		3.4		17.2		3.5
Foreign exchange		2.2		0.1		7.5		1.2
Option volatility(3)		1.7		0.3		3.4		1.4
Less: portfolio diversification(4)		(9.9)		(3.6)		(22.2)		(7.4)

Total VaR	￦	14.9	￦	3.1	￦	39.4	￦	5.1

Notes:

(1)	Shinhan Bank and Shinhan Investment’s ten-day VaR is based on a 99.9% confidence level.

(2)	Includes both trading and non-trading accounts as Shinhan Bank and Shinhan Investment manage foreign exchange risk on a total position basis.

(3)	Volatility implied from the option price using the Black-Scholes or a similar model.

(4)

Calculation of portfolio diversification effects may occur on different days scenario for different risk components. Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.

(5)	Includes trading portfolio in Shinhan Bank’s bank accounts and assets in trust accounts for which it guarantees principal or fixed return.

Shinhan Bank generally manages its market risk from the trading activities of its portfolios on an aggregated basis. To control its trading portfolio market risk, Shinhan Bank uses position limits, VaR limits, stop loss limits, Greek limits and stressed loss limits. In addition, it establishes appropriate limits for investment securities. Shinhan Bank maintains risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Services Commission, and measures market risk from trading activities to monitor and control the risk of its operating divisions and teams that perform trading activities. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

Value-at-risk analysis.    Shinhan Bank uses ten-day and one-day VaRs to measure its market risk. Shinhan Bank calculates ten-day VaRs on a daily basis based on data for the previous 12 months for the holding periods of ten days and one-day VARs on a daily basis based on data for the previous 12 months for the holding periods of one day. A ten-day VaR and one-day VaR are statistically estimated maximum amounts of loss that can occur for ten days and one day, respectively, under normal market conditions. If a VaR is measured using a 99% confidence level, the actual amount of loss may exceed the expected VaR, on average, once out of every 100 business days, while if a VaR is measured using a 99.9% confidence level, the actual amount of loss may exceed the VaR, on average, once out of 1,000 business days.

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR and stressed VAR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service. Stressed VaR reflects the potential significant loss in the current trading portfolio based on scenario derived from a crisis simulation during the preceding 12 months. Shinhan Bank also uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. For Shinhan Bank, the actual amount of losses exceeded VaR at the 99% confidence level twice in 2013. Shinhan Bank’s actual amount of losses never exceeded VaR at the 99% confidence level in 2012.

Shinhan Investment currently uses the ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VAR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Investment, the actual amount of losses did not exceed VaR at 99% confidence level in 2012 and 2013.

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

Shinhan Bank operates an integrated market risk management system which manages Shinhan Bank’s Won-denominated and foreign-denominated accounts. This system uses historical simulation to measure both linear risks arising from products such as equity and debt securities and nonlinear risks arising from other products including options. We believe that this system enables Shinhan Bank to generate elaborate and consistent VaR numbers and perform sensitivity analysis and back testing to check the validity of the models on a daily basis. Shinhan Life also measure market risks based on a VaR analysis.

Stress test.    In addition to VaR, Shinhan Bank performs stress tests to measure market risk. As VaR assumes normal market situations, Shinhan Bank assesses its market risk exposure to unlikely abnormal market fluctuations through stress test. Stress test is an important way of supplementing VaR since VaR does not cover potential loss if the market moves in a manner that is outside Shinhan Bank’s normal expectations. Stress test projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio.

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test taking into account four market risk components such as foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, we assume instantaneous and simultaneous movements in four market risk components — appreciation of Won by 20%, a decrease in Korea Exchange Composite Index by 30% and increases in Won-denominated and U.S. Dollar-denominated interest rates by 200 basis points and 200 basis points, respectively. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio declined by ￦334.4 billion as of December 31, 2013. Shinhan Bank performs stress test on a daily basis and reports the results to the Risk Policy Committee on a monthly basis and the Risk Management Committee on a quarterly basis.

Shinhan Investment uses nine scenarios for stress tests, taking into account four market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for Won-denominated loans, foreign exchange rates and implied volatility. As of December 31, 2013, under the worst case scenario assuming a 1% point increase in the three-year government bond yield, the market value of Shinhan Investment’s trading portfolio fluctuated by ￦22.0 billion for one day.

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

Accordingly, Shinhan Bank measures and manages interest rate risk for non-trading activities by taking into account the effects of interest rate changes on both its income and net asset value. Shinhan Bank measures and manages interest rate risk on a daily/monthly basis with respect to all interest-earning assets and interest-bearing liabilities in Shinhan Bank’s bank accounts (including derivatives denominated in Won which are interest rate swaps for the purpose of hedging) and in trust accounts, except that it measures VaRs on a monthly basis. Most of Shinhan Bank’s interest-earning assets and interest-bearing liabilities are denominated in Won.

Interest Rate Risk Management

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates. The Risk Policy Committee sets out interest rate risk limits for Shinhan Bank’s Won-denominated and foreign currency-denominated non-trading accounts and trust accounts and the Risk Management Committee sets Shinhan Bank’s overall interest rate risk, in both cases, at least annually, and the Risk Management Department monitors Shinhan Bank’s compliance with these limits and reports the monitoring results to the Risk Policy Committee on a monthly basis and the Risk Management Committee on a quarterly basis. Shinhan Bank uses interest rate swaps to control its interest rate exposure limits.

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

Interest Rate Gap Analysis

Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables in which Shinhan Bank’s interest-earning assets and interest-bearing liabilities are allocated to the applicable time categories based on the expected cash flows and re-pricing dates. On a daily basis, Shinhan Bank performs interest rate gap analysis for Won- and foreign currency-denominated assets and liabilities in its bank and trust accounts. Shinhan Bank’s gap analysis includes Won-denominated derivatives (which are interest rate swaps for the purpose of hedging) and foreign currency-denominated derivatives (which are currency swaps for the purpose of hedging) whose management is centralized at the FX & Derivatives Department. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Shinhan Bank assesses its exposure to future interest risk fluctuations. For interest rate gap analysis, Shinhan Bank assumes and uses the following maturities for different assets and liabilities:

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2013 for (1) Won-denominated non-trading bank accounts, including derivatives for the purpose of hedging and (2) foreign currency-denominated non-trading bank accounts, including derivatives for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2013
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)
Interest-earning assets	￦	98,048	￦	42,306	￦	11,516	￦	8,833	￦	7,400	￦	17,723	￦	185,826
Fixed rates		24,702		4,055		8,840		8,102		5,471		8,228		59,399
Floating rates		72,335		37,271		1,275		462		1,319		8,805		121,467
Interest rate swaps		1,010		980		1,400		270		610		690		4,960
Interest-bearing liabilities	￦	80,931	￦	29,645	￦	39,929	￦	10,616	￦	8,018	￦	13,827	￦	182,965
Fixed liabilities		51,938		28,234		39,707		10,353		7,973		13,082		151,288
Floating liabilities		24,033		1,411		222		263		44		746		26,718
Interest rate swaps		4,960		—		—		—		—		—		4,960
Sensitivity gap		17,116		12,661		(28,413)		(1,782)		(618)		3,896		2,861
Cumulative gap		17,116		29,778		1,365		(417)		(1,035)		2,861		2,861
% of total assets		9.21%		16.02%		0.73%		(0.22)%		(0.56)%		1.54%		1.54%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2013
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)
Interest-earning assets	$16,463	$3,705	$2,142	$3,518	$2,162	$27,990
Interest-bearing liabilities	14,427	2,826	3,583	4,991	2,488	28,315
Sensitivity gap	2,036	879	(1,441)	(1,473)	(326)	(325)
Cumulative gap	2,036	2,915	1,474	(2)	(325)	(325)
% of total assets	7.27%	10.42%	5.27%	0.01%	1.16%	1.16%

Note:

(1)	Includes merchant banking accounts.

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2013 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2013 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2013
(In months)
Interest-earning assets	9.46
Interest-bearing liabilities	9.93
Gap	(0.30)

Market Value as of December 31, 2013 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2013
	Actual		1% Point Increase		Changes
	(In billions of Won)
Interest-earning assets	￦	189,364	￦	187,977	￦	(1,386)
Interest-bearing liabilities		186,236		184,836		(1,399)
Gap		3,128		3,141		13

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

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

The following table illustrates by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2013 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, when it assumes (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2013 and (b) the same interest rates as of December 31, 2013 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2013
	(For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates						Change in Net Interest Income			Change in Net Interest Income
	No Change		1% Point Increase		1% Point Decrease		Amount (1% Point Increase)		% Change (1% Point Increase)	Amount (1% Point Decrease)		% Change (1% Point Decrease)
	(In billions of Won, except percentages)
Simulated interest income	￦	7,688	￦	8,768	￦	6,609	￦	1,079	14.04%	￦	1,079	(14.04)%
Simulated interest expense		4,122		4,937		3,307		815	19.77%		(815)	(19.77)%
Net interest income		3,566		3,830		3,302		264	7.41%		(264)	(7.41)%

Note:

(1)	Includes Merchant Banking account and derivatives for the purpose of hedging.

Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in non-trading accounts have a maturity structure that benefits from an increase in interest rates, because the re-pricing periods of the interest-earning assets in Shinhan Bank’s non-trading accounts tend to be shorter than those of the interest-bearing liabilities in these accounts. This is primarily due to a sustained low interest rate environment in the recent years in Korea, which resulted in a significant increase in floating rate loans, resulting in the maturities or re-pricing periods of Shinhan Bank’s loans becoming shorter. As a result, Shinhan Bank’s net interest income tends to increase when the market interest rates rise.

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2013, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Shinhan Bank’s non-trading interest-earning assets and interest-bearing liabilities including available-for-sale investment securities. Under the Financial Services Commission regulations, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2013(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	￦	275	￦	99	￦	362	￦	99

Note:

(1)	One-year VaR results with a 99.9% confidence level.

Interest Rate Risk for Other Subsidiaries

Shinhan Card also monitors and manages its interest rate risk for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. Shinhan Card primarily uses interest rate VaR and EaR analyses to measure its interest rate risk.

The interest rate VaR analysis used by Shinhan Card principally focuses on the maximum impact on its net asset value from adverse movements in interest rates and consists of (i) historical interest rate VaR analysis and (ii) interest rate gap analysis. The historical interest rate VaR analysis is made through simulation of net asset value based on the interest rate volatility over a fixed past period to produce expected future interest rate scenarios and computes the maximum value at risk at a 99.9% confidence level by analyzing the net present value distribution under each such scenario. As for interest rate gap analysis, Shinhan Card computes the value at risk based on the duration proxies and interest rate shocks for each time bucket as recommended under the Basel Accord.

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

Equity Risk

Substantially all of Shinhan Bank’s equity risk results from its portfolio of stocks of Korean companies. As of December 31, 2013, Shinhan bank held an aggregate amount of ￦69.8 billion of equity interest in unlisted foreign companies (including ￦45.0 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2013, Shinhan Bank held equity securities in an aggregate amount of ￦2,764.6 billion in its non-trading accounts, including equity securities in the amount of ￦456.1 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2013, Shinhan Bank held Won-denominated convertible bonds in an aggregate amount of ￦17.0 billion and Won-denominated bonds with warrants in an aggregate amount of ￦2.7 billion, in each case, in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds with warrants and the interest rate risk of these bonds are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

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

The following tables show Shinhan Bank’s liquidity status and limits for Won-denominated accounts (including derivatives and merchant banking accounts), together with a breakdown of their respective components, as of December 31, 2013 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Won-denominated accounts (including derivatives and merchant banking accounts)

Won-Denominated Accounts	0-1 Months		1-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Sub- standard or Below		Total
	(In billions of Won, except percentages)
Assets:	￦	53,590	￦	18,013	￦	29,092	￦	44,851	￦	28,349	￦	50,092	￦	1,663	￦	225,650
Cash and deposit		6,870		—		—		—		—		—		—		6,870
Available-for-sale securities		27,102		—		—		—		—		3,888		45		31,034
Loans		10,336		14,006		25,242		40,484		23,496		38,563		1,619		153,746
Other assets		2,875		—		—		—		—		6,229		—		9,104
Derivative assets		4,011		3,559		3,523		3,120		4,562		1,125		—		19,900
Merchant banking account assets		2,396		477		328		1,247		290		288		—		4,996
Liabilities:		41,700		22,288		27,720		43,478		14,412		55,884		—		205,481
Deposits (including certificates of deposit)		25,022		17,834		22,627		37,412		5,018		43,214		—		151,126
Borrowings		1,570		252		105		172		621		1,838		—		4,557
Debt securities		152		600		1,610		2,680		4,271		4,449		—		13,762
Other liabilities		7,475		—		—		—		—		4,375		—		11,850
Derivatives liabilities		4,002		3,603		3,378		3,214		4,502		1,063		—		19,762
Merchant banking account liabilities		3,479		—		—		—		—		944		—		4,424
Liquidity gap		11,890
Liquidity ratio		128.51%
Limit		100.00%

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

For the most part, the criteria used for determining the remaining maturities on these two sections are the same, the primary exception being in respect of demand deposits. Under IFRS, all demand deposits are categorized as having maturities of less than one month; however, under the Banking Regulations, demand deposits are categorized as having maturities of less than one month in an amount equal to the sum of (x) the non-core deposits and (y) 15% of core deposits. Shinhan Bank’s total demand deposit balance as of December 31, 2013 was ￦52,708 billion of which ￦49,814 billion was classified as core deposits and ￦10,814 billion was classified as Won liquid liabilities (namely, liabilities with maturities of less than one month based on the formula under the Banking Regulations).

Shinhan Bank’s Treasury Department is in charge of liquidity risk management with respect to Shinhan Bank’s Won and foreign currency funds. The Treasury Department submits Shinhan Bank’s monthly funding and asset management plans to Shinhan Bank’s Asset & Liability Committee for approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and maturity structures of Shinhan Bank’s assets and liabilities. Shinhan Bank’s Risk Management Department measures

Shinhan Bank’s liquidity ratio and liquidity gap ratio on a daily basis and reports on a monthly basis whether they are in compliance with the limits to Shinhan Bank’s Risk Policy Committee, which sets and monitors Shinhan Bank’s liquidity ratio and liquidity gap ratio.

The following tables show Shinhan Bank’s liquidity status and limits for foreign currency-denominated accounts (including derivatives and merchant banking accounts) as of December 31, 2013 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s foreign currencies-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2013
Foreign Currencies Denominated Accounts:	7 Days or Less	1 Month or Less	3 Months or Less	6 Months or Less	12 Months or Less	Total Before Sub-Standard or Below(1)	Sub- Standard or Below	Total
	(In millions of US$, except percentages)
Assets:	$8,815	$16,441	$25,808	$35,566	$41,695	$51,128	$90	$51,219
Liabilities	7,422	13,512	20,294	27,185	34,795	50,385	—	50,385
For three months or less:
Assets			25,808
Liabilities			20,294
Liquidity ratio			127.17%
Limit			85.00%

Note:

(1)	Cumulative total of accounts, including accounts over one year, but excluding accounts that are sub-standard or below.

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

Shinhan Card manages its liquidity risk according to the following principles: (i) provide a sufficient volume of necessary funding in a timely manner at a reasonable cost, (ii) establish an overall liquidity risk management strategy, including in respect of liquidity management targets, policy and internal control systems, and (iii) manage its liquidity risk in conjunction with other risks based on a comprehensive understanding of the interaction among the various risks. As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months. In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and we also have contingency plans in place in case of any emergency or crisis. In managing its liquidity risks, Shinhan Card focuses on a prompt response system based on periodic monitoring of the relevant early signals, stress testing and contingency plan formulations. Shinhan Card identifies its funding needs on a daily, monthly, quarterly and annual basis based on the maturity schedule of its liabilities as well as short-term liquidity needs, based upon which it formulates its funding plans using diverse sources such as corporate debentures, commercial papers, asset-backed securitizations and credit line facilities. Shinhan Card also has in place master asset-backed securitization arrangements through which it can securitize assets with minimum delay, and when entering into asset-backed securitizations, it provides sufficient credit enhancements to avoid triggering early amortization events. In addition, Shinhan Card formulates long-term funding plans with a time horizon of three years, enters into derivative arrangements to hedge interest rate- and foreign currency-related risks and conducts pre-transaction risk analyses before entering into any new type of derivative arrangements.

Furthermore, Shinhan Card also manages its liquidity risk within the limits set on Won accounts in accordance with the regulations of the Financial Services Commission. Under the Specialized Credit Financial Business Act and the regulations thereunder, credit card companies in Korea are required to maintain a Won liquidity ratio of at least 100.0%.

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2013 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Total
	(In billions of Won, except percentages)
Assets	￦	2,254	￦	9,983	￦	14,491	￦	16,609	￦	18,633	￦	3,107	￦	21,741
Liabilities		619		2,742		3,902		4,468		5,695		9,477		15,172
Liquidity ratio						371.36%

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

As of December 31, 2013, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 190 key risk indicators.

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

Shinhan Investment, through its operational risk management system, also conducts self-assessments of risks, collects loss data and manages key risk indicators. The operational risk management system is supervised by its audit department, compliance department and operational risk management department, as well as a risk management officer in each of Shinhan Investment’s departments.

General audits, special audits, day-to-day audits and real-time monitoring audits are performed by our examiners, and self-audits are performed by the self-auditors of the relevant operational departments.

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, in July 2012, the Financial Supervisory Service issued an institutional warning in relation to an embezzlement case involving Dongah Construction Industrial Co., Ltd. on the grounds that there were misconduct in payment of funds held in the trust account and mismanagement of internal control. For detailed description of the Dongah Construction case, please see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

The Financial Supervisory Service conducted a comprehensive audit of Shinhan Bank from November to December 2012, and in July 2013, notified Shinhan Bank of an institutional caution, imposed disciplinary actions against 65 Shinhan Bank employees and assessed a fine of ￦87.5 million after finding that Shinhan Bank had illegally monitored customer accounts, breached confidentiality with respect to certain financial transactions and violated its obligation to disclose and report an investment in an affiliated company to the Financial Services Commission. Furthermore, in March 2013 the Financial Supervisory Service conducted a special audit of Shinhan Bank as to an alleged malfunctioning of its financial computer network and in December 2013, notified Shinhan Bank of an institutional caution and imposed disciplinary actions against five Shinhan Bank employees after finding that Shinhan Bank did not properly maintain its information technology administrator account and vaccine server.

The Financial Supervisory Service also conducted a special audit of Shinhan Card, together with BC Card and KB Kookmin Card, from June to July 2013, in relation to alleged imperfect sales of insurance products, and in March 2014, issued an institutional warning against each of the three credit card companies based on a finding that card customers were provided inadequate or misleading disclosures regarding the risks relating to such products at the time of sale. The Financial Supervisory Service also imposed disciplinary actions against three Shinhan Card employees and assessed a fine of ￦10 million against Shinhan Card as well as similar sanctions against BC Card and KB Kookmin Card.

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

Upgrades of Risk Management System

Shinhan Bank

In order to strengthen risk management of its overseas subsidiaries and effectively comply with local and domestic regulations, Shinhan Bank is in the process of laying out a global risk management system network, which records the risk data of its overseas subsidiaries. Shinhan Bank seeks to leverage the development of this system for further overseas expansion and stable growth of existing overseas subsidiaries. Shinhan Bank completed the development of such system for its subsidiaries in China and Japan in 2012, and in Vietnam and the United States in 2013, and plans to expand the application of this system to its other overseas subsidiaries.

Shinhan Bank has also completed development of a system to calculate stressed VaR based on Basel II standards in order to prepare for stress situations such as the global financial crisis in 2008. Shinhan Bank has received approval for such system from the Financial Supervisory Service and has been implemented since 2012.

In 2012, Shinhan Bank also developed a system for improving collection and recovery of bad assets through enhanced loss given default (“LGD”) data processing. In 2012, Shinhan Bank also upgraded the credit evaluation system to improve assessment of small- and medium size enterprises which are not subject to periodic audit by outside accounting firms. Such upgrade was approved by the Financial Supervisory Service and began implementation since 2012. In 2013, Shinhan Bank obtained approval from the Financial Supervisory Service to use an internal evaluation model with respect to Basel II credit risks related to Shinhan Bank’s retail SOHO exposures.

Shinhan Bank also upgraded the asset and liability management system in 2012 in order to timely comply with Basel III, IFRS and other regulatory requirements as well as to upgrade the quality of risk-related data.

Shinhan Card

In 2012, Shinhan Card completed further upgrades to its credit risk measurement system in satisfaction of the Basel II standards, as well as other regulatory requirements and internal needs in order to address the ongoing volatility in the economic and regulatory environment.

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

“Non-financial business group companies” are defined under the Financial Holding Companies Act as companies, which include:

(i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group;

(ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than ￦2 trillion;

(iii) any mutual fund in which a same shareholder group identified in item (i) or (ii) above holds more than 4% of the total shares issued and outstanding of such mutual fund;

(iv) any private equity fund (x) which has a partner with limited liability that falls under item (i), (ii) or (iii) above and holds equity equivalent to 10% or greater of the total amount invested by the private equity fund, (y) which has a partner with unlimited liability that falls under item (i), (ii) or (iii) above or (z) whose affiliates belonging to an enterprise group subject to limitation on mutual investment hold in aggregate equity equivalent to 30% or greater of the total amount invested by such private equity fund; or

(v) any investment purpose company in which a private equity fund that falls under item (iv) above acquires and holds no less than 4% of such company’s shares or equity or exercises de-facto influence on such company’s significant managerial matters.

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

If the Korean government deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the government may order:

•	capital increases or reductions;

•	suspension of officers from performing their duties and appointment of custodians;

•	stock cancellations or consolidations;

•	transfers of a part or all of business;

•	sale of assets;

•	closures of branch offices;

•	mergers or becoming a subsidiary under the Financial Holding Companies Act of a financial holding company;

•	acquisition of a bank by a third party;

•	suspensions of a part or all of business operation; and

•	assignments of contractual rights and obligations relating to financial transactions.

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

Under the Regulation on the Supervision of the Banking Business, banks generally must maintain allowances for credit losses in respect of their outstanding loans and other credits (including confirmed guarantees and acceptances and trust account loans) in an aggregate amount covering not less than:

•

0.85% of normal credits (or 0.9% in the case of normal credits comprising loans to certain industries including construction, retail and wholesale sales, accommodations, restaurant, real estate and lease, 1.0% in the case of normal credits comprising loans to individuals and households, 2.5% in the case of normal credits comprising card loan assets and revolving assets and 1.1% in the case of normal credits comprising other card assets such as claims arising from the use of a credit card, a debit card or a prepaid card (“other card assets”));

•

7% of precautionary credits (or 10% in the case of precautionary credits comprising loans to individuals and households, 50% in the case of precautionary credits comprising card loan assets and revolving assets and 40% in the case of other card assets);

•

20% of substandard credits (or 10% in the case of substandard credits comprising assets for which a bank has the right to receive repayment in preference (“assets subject to preferential repayment”) under the Corporate Restructuring Promotion Act or the Debtor Rehabilitation and Bankruptcy Act, 65% in the case of substandard credits comprising card loan assets and revolving assets and 60% in the case of substandard credits comprising other card assets);

•

50% of doubtful credits (or 25% in the case of doubtful credits comprising assets subject to preferential repayment, 55% in the case of doubtful credits comprising loans to individuals and households and 75% in the case of doubtful credits comprising other card assets); and

•	100% of estimated loss credits (or 50% in the case of estimated loss credits comprising assets subject to preferential repayment).

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

Loan-to-Deposit Ratio

In 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business (“RSBB”) upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The RSBB, which was amended as of August 18, 2010 and became effective on January 1, 2014, requires banks with Won-denominated loans of more than ￦2 trillion in value to maintain a ratio of Won-denominated loans to Won-denominated deposits lower than 1:1. In practice, however, the Financial Supervisory Service instructed relevant banks to comply with this newly enacted loan-to-deposit ratio by the end of June 2012. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2013 was 98.5%.

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

Interest Rates

Korean banks remain dependent on the acceptance of deposits as their primary source of funds. Currently, there are no legal controls on interest rates on bank loans in Korea except for a cap of 34.9% on the default interest rate under the Act on Lending Business, which cap will remain effective until December 31, 2015.

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

In the above cases, a bank’s total investment in a company in which the bank owns more than 15% of shares outstanding with voting rights (“subsidiary”) shall not exceed:

•	an amount equivalent to 15% of the sum of such bank’s Tier I and Tier II capital; or

•

an amount equivalent to 30% of the sum of such bank’s Tier I and Tier II capital if the bank and its subsidiary, after consideration of their managerial condition, satisfy the requirements prescribed and published by the Financial Services Commission.

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

Under the Specialized Credit Financial Business Act, the Financial Services Commission may take necessary measures to maintain credit order and protect consumers by establishing standards to be complied with by credit card companies relating to:

•	maximum limits for cash advances on credit cards;

•	restrictions on debit cards with respect to per day or per transaction usage;

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards;

•	calculation and determination of credit limits;

•	determination of the amount limit of credit cards;

•	provisions included in credit card agreements;

•	management of credit card merchants;

•	collection on claims; or

•	classification of credit card holders for purposes of determining the fees applicable to such holders.

Lending Ratio in Ancillary Business

Pursuant to the Presidential Decree of the Specialized Credit Financial Business Act, as amended in September 2013, a credit card company must maintain a quarterly average balance of receivables arising from cash advances to credit card holders (excluding cash advances incurred by re-lending to a credit card holder after modifying the terms and conditions, such as maturity or interest rate, of the original cash advance for debt rescheduling purposes) no greater than its aggregate quarterly average balance of receivables arising from credit card holders’ purchase of goods and services (excluding the amount of receivables arising from the purchase of goods and services using an exclusive use card for business purposes) plus its aggregate quarterly amount of payments made by members using their debit cards.

Issuance of New Cards and Solicitation of New Card Holders

The Presidential Decree of the Specialized Credit Financial Business Act establishes the conditions under which a credit card company or a licensed bank engaged in the credit card business may issue new cards and solicit new members. Specifically, new credit cards may be issued only to the following persons that meet all of the following criteria: (i) age of 19 years or more as defined in the Korean Civil Code, or age of 18 years or more with evidence of employment as of the date of the credit card application; (ii) satisfaction of a minimum credit score as publicly announced by the Financial Services Commission, provided that the minimum personal credit score requirement will not apply in the case where (a) the credit card company can confirm through objective evidence that an applicant is sufficiently capable of paying for his or her credit card use or such applicant can provide objective evidence therefor, or (b) a credit card function is added to an existing debit card for added convenience to the card holder and the credit card function is subject to limits determined by the Financial Services Commission and (iii) satisfaction of the application scoring system for the relevant credit; and (iv) verification of personal identity.

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

Net Operating Equity = Net assets (total assets—total liabilities)—the total of items that may be deducted + the total of items that may be added

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

Pursuant to the regulations established by the Financial Services Commission, insurance companies are required to maintain allowances for outstanding loans, accounts receivables and other credits (including accrued income, payment on account, and bills receivables or dishonored) in an aggregate amount covering not less than 0.5% of normal credits, 2% of precautionary credits, 20% of substandard credits, 50% of doubtful credits and 100% of estimated loss credits, provided that the minimum ratio of allowances for certain type of outstanding loans by insurance companies to individuals and households (including, retail loans, housing loans, and other forms of retail loans extended to individuals not registered for business), is increased to 1% of normal credits, 10% of precautionary credits and 55% of doubtful credits. Furthermore, the regulations on insurance companies became more stringent in September 2010 by adding a requirement that insurance companies maintain allowance for bad debts in connection with real estate project financing loans in excess of 0.9% of normal credits and 7% of precautionary credits.

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

U.S. Banking Regulations

Our operations in the United States are subject to a variety of regulatory regimes. Shinhan Bank maintains an uninsured branch in New York, which is licensed by the New York State Department of Financial Services (“Department”) and registered with the banking authority of Korea. Shinhan Bank’s New York branch is subject to regulation and examination by the Department under its licensing authority. In addition, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) exercises examination and regulatory authority over Shinhan Bank’s U.S. branch. We also own a non-member state chartered bank, Shinhan Bank America, which is regulated by the Department, as its chartering authority, and by the Federal Deposit Insurance Corporation (“FDIC”), as its primary federal banking regulator and as the insurer of its deposits. Our U.S. branch and U.S. bank subsidiary are subject to restrictions on their respective activities, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, and restrictions on transactions with affiliates, among other things. We are also a financial holding company and a bank holding company under U.S. banking laws and our U.S. operations are subject to regulation, supervision and enforcement by the Federal Reserve.

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

Financial Holding Company

Because we operate a U.S. branch and have a subsidiary bank in the U.S., our nonbanking activities in the United States are subject to regulation by the Federal Reserve pursuant to the International Banking Act of 1978, the Bank Holding Company Act of 1956 (the “BHC Act”), and other laws. We have elected to be a “financial holding company” under the BHC Act. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain our financial holding company status, (i) we and our U.S. subsidiary bank located in New York are required to be “well capitalized” and “well managed”, (ii) our U.S. branch and our U.S. subsidiary bank located in New York are required to meet certain examination ratings, and (iii) our subsidiary bank in New York is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1977 (the “CRA”).

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010 in response to the financial crisis, impacts the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically important institutions, OTC derivatives, the ability of banking entities, including non-U.S. banks with branches in the U.S., like us, to engage in proprietary trading activities and invest in hedge funds and private equity (the so-called Volcker rule), consumer and investor protection, hedge fund registration, securitization, investment advisors, shareholder “say on pay,” the role of credit-rating agencies, and more. The Dodd-Frank Act requires various federal banking and financial regulatory authorities to adopt a broad range of implementing rules and regulations. Such authorities have significant discretion in drafting the implementing rules and regulations and, consequently, the full impact of the Dodd-Frank Act may not be known for years.

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in assets. In imposing such heightened prudential standards on non-U.S. banks such as us, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding company is subject to comparable home country standards. In February 2014, the Federal Reserve Board issued final rules applying enhanced prudential standards to foreign banking organizations, or FBOs, like us with $50 billion or more in total global consolidated assets. The final rules represent significant changes to the way that the U.S. operations of FBOs are supervised by the Federal Reserve within the United States. In particular, the final rules:

•

require an FBO with both $50 billion or more in total global consolidated assets and combined U.S. assets (excluding the total assets of each U.S. branch and agency) of $50 billion or more to establish a U.S. top-tier intermediate holding company (“IHC”) over all U.S. bank and nonbank subsidiaries subject to the proposal;

•	subject an FBO’s IHC to the same capital adequacy standards, including minimum risk based capital and leverage requirements, as those applicable to U.S. bank holding companies;

•

require an FBO with combined U.S. assets of $50 billion or more to have its U.S. operations satisfy certain liquidity risk management standards, conduct liquidity stress tests, and maintain a buffer of highly liquid assets over specified time horizons, and an FBO with combined U.S. assets of less than $50 billion would be required to conduct an internal liquidity stress test and report the results to the Federal Reserve Board on an annual basis; and

•

subject the largest FBOs with the most significant U.S. operations (i.e., those FBOs with $50 billion or more in total global consolidated assets and $50 billion or more in combined U.S. assets, excluding the assets of their U.S. branch and agency networks) to heightened compliance obligations with respect to capital plans, capital and leverage standards, capital stress testing, liquidity stress testing and risk management.

The final rules also include requirements relating to overall risk management and debt-to-equity limits for the U.S. operations of FBOs. Implementation of the final rules begins June 1, 2014 with the most significant requirements to be implemented beginning July 1, 2016. Rules imposing single counterparty credit limits and early remediation requirements on FBOs have yet to be finalized. We are currently assessing the full impact of these enhanced prudential requirements on our business.

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

As of December 31, 2013, Shinhan Bank America exceeded all of the capital ratio standards for a well-capitalized bank with a Tier I leverage ratio of 12.58%, a Tier I risk-based capital ratio of 19.25% and a total risk-based capital ratio of 20.52%.

The current FDIC capital adequacy guidelines will be modified in accordance with “Basel III”. In July 2013, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency issued final rules (the “Final Rules”) that substantially revise the federal banking agencies’ current capital rules and implement Basel III. The Final Rules, among other things, narrow the definition of capital, and increase capital requirements for specific exposures. They also include higher capital ratio requirements. In addition, consistent with the Dodd-Frank Act, they remove references to, or requirements of reliance on, credit ratings in the capital rules and replace them with alternative standards of creditworthiness. Although Shinhan Bank America will not be subject to the Final Rules until January 1, 2015, its current capital ratios would satisfy the requirements set forth in the Final Rules.

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

In the past four years, there have been many failures and near-failures among financial institutions, although such failures have been declining in the United States in recent years. The FDIC insurance fund reserve ratio, representing the ratio of the fund to the level of insured deposits, declined due to losses caused by bank failures and the FDIC then increased its deposit insurance premiums on remaining institutions in order to replenish the insurance fund. The FDIC insurance fund balance increased throughout 2010 and turned positive in 2011. The Dodd-Frank Act requires the FDIC to increase the ratio of the FDIC insurance fund to estimated total insured deposits to 1.35% by September 30, 2020. If bank failures in the future are more costly than the FDIC currently anticipates, then the FDIC will be required to continue to impose higher insurance premiums. Such an increase would increase our non-interest expense. Thus, despite the prudent steps Shinhan Bank America may take to avoid the mistakes made by other banks, its costs of operations may increase as a result of those mistakes by others.

As required by the Dodd-Frank Act, the FDIC revised its deposit insurance premium assessment rates in 2011. In general, the rates are applied to a bank’s total assets less tangible capital, in contrast to the former rule which applied the assessment rate to a bank’s amount of deposits. The FDIC believes that while the largest banks will face higher assessments under the new system than they would under the former system, most banks, including Shinhan Bank America, will pay a lower total assessment under the new system than they would have paid under the former system.

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

Brokered Deposits.    Under federal law and applicable regulations, (i) a well capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. Shinhan Bank America had an aggregate amount of US$8.0 million of brokered deposits outstanding at December 31, 2013.

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

Assessments.    Banking institutions are required to pay assessments to both the FDIC and the Department to fund the operations of those agencies. The assessments are based upon the amount of Shinhan Bank America’s total assets. Shinhan Bank America must also pay an examination fee to the Department when it conducts an examination.

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

Shinhan Investment America Inc. is regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (“FINRA”). Our U.S. subsidiaries are also regulated by some or all of the NYSE, the Municipal Securities Rulemaking Board, the U.S. Department of the Treasury, the Federal Reserve, the Commodities Futures Trading Commission. In addition, the U.S. states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

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

Many of the provisions of the Dodd-Frank Act discussed above will affect the operation of Shinhan Investment America, as well as our U.S. banking operations. Again, the impact of this statute on our operations will depend on the final regulations ultimately adopted by various agencies and oversight boards in coming years.

ITEM 4.C.	Organizational Structure

As of the date hereof, we have 13 direct and 18 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Asia Limited (incorporated in Hong Kong);

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Khmer Bank PLC (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	Shinhan Investment Corp., Europe Ltd. (incorporated in the United Kingdom);

•	Shinhan Investment Corp., USA Inc. (incorporated in the United States);

•	Shinhan Investment Corp., Asia Ltd. (incorporated in Hong Kong); and

•	Shinhan BNP Paribas Asset Management (Hong Kong) Limited (incorporated in Hong Kong).

ITEM 4.D.	Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	20, Sejong-Daero 9-Gil, Jung-Gu, Seoul 100-724, Korea	59,519	5,418
Shinhan Investment Corp.	23-2, Youido-Dong, Youngdungpo-Gu, Seoul, Korea 150-312	70,170	4,765
Shinhan Centennial Building	117, Samgak-Dong, Jung-Gu, Seoul, Korea	19,697	1,389
Shinhan Bank Gwanggyo Branch	14, 1-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea	16,727	6,783
Shinhan Myongdong Branch	53-1, 1-Ga, Myong-Dong, Jung-Gu, Seoul, Korea	8,936	1,014
Shinhan Youngdungpo Branch	57, 4-Ga, Youngdungpo-Dong, Youngdungpo-Gu, Seoul, Korea	6,171	1,983
Shinhan Back Office Support Center	781, Janghang-Dong, Ilsan-Gu, Goyang-Si, Kyunggi Province, Korea	24,496	5,856
Shinhan Bank Back Office and Call Center	731, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	23,374	7,964
Shinhan Bank Back Office and Storage Center	210-12, Bangseo-Dong, Sangdang-Gu, Cheongju-Si, Chungcheongbuk-Do, Korea	6,094	5,376
Shinhan Card Yoksam-Dong Building	790-5, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	7,348	1,185
Shinhan Data Center	23-2, Jukjeon-Dong, Suji-Gu, Yongin, Kyunggi Province, Korea	44,676	9,114

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2013, Shinhan Bank had a countrywide network of 943 branches. Approximately 24.1% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. As of December 31, 2013, Jeju Bank had 40 branches of which we own 18 of the buildings in which the facilities are located, representing 45% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.

As of December 31, 2013, Shinhan Card had 32 branches, all but one of which were leased. Lease terms are generally from one to two years. We also lease Shinhan Card’s headquarters for a term of five years. As of December 31, 2013, Shinhan Investment had a nationwide network of 99 branches of which we own six of the buildings in which the facilities are located, representing 6% of its total branches in Korea. Lease terms are generally from one to two years. As of December 31, 2013, Shinhan Life had 208 branches which we leased for a term of generally two to three years.

The net book value of all the properties owned by us at December 31, 2013 was ￦2,774 billion. We do not own any material properties outside of Korea.

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

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the second largest financial services provider in Korea as measured by total assets as of December 31, 2013 and operate the third largest banking business (as measured by consolidated total assets as of December 31, 2013) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2013) in Korea.

Most of our assets are located in, and we generate most of our income from, Korea. Accordingly, our business and profitability are largely dependent on the general economic and social conditions in Korea, including interest rates, inflation, exports, personal expenditures and consumption, unemployment, demand for business products and services, debt service burden of households and businesses, the general availability of credit, the asset value of real estate and securities and other factors affecting the financial well-being of our corporate and retail customers. The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. In recent years, the global economy and financial markets experienced hardship, which also had a negative impact on the Korean economy and in turn on our business and profitability. See “Item 3.D. Risk Factors — Risks Relating to our Banking Business — Difficult conditions and turbulence in the Korean and global economy and financial markets may adversely affect our business, asset quality, capital adequacy and earnings.”

The ongoing fiscal and financial difficulties affecting Europe and elsewhere in the world and the slow economic recovery in Korea and globally continue to present a number of difficulties and challenges for financial institutions in Korea, including us, particularly in the form of deterioration in asset quality as an increasing number of corporate borrowers face liquidity difficulties and are forced to undergo restructuring, sometimes under the guidance of the Government. For example, Shinhan Bank’s delinquency ratio for large corporate borrowers increased from 0.31% as of December 31, 2011 to 0.34% as of December 31, 2012 and to 0.44% as of December 31, 2013, largely as a result of continued financial difficulties for an increasing number of companies in the construction and shipbuilding sectors, some of which (including several members of the STX Group and Keangnam Enterprises Co., Ltd.) have entered into workouts or rehabilitation proceedings. In contrast, Shinhan Bank’s delinquency ratio for small- to medium-sized enterprises has subsided from 1.04% as of December 31, 2011 to 0.89% as of December 31, 2012 and to 0.55% as of December 31, 2013 largely as a result of our strategic focus on conservative and prudent asset growth for these borrowers, including by increasing the portion of borrowers with high collateral values and SOHOs with demonstrated stability in their business and financial track records. Compared to the corporate banking business, the economic sluggishness in 2011 and 2012 had a less severe impact on Shinhan Bank’s retail banking business. This was largely because Shinhan Bank’s retail loans are mostly mortgage and home equity loans collateralized by residential properties and individuals and households traditionally are less prone to default on mortgage and home equity loans. Nonetheless, Shinhan Bank’s delinquency ratio for retail borrowers increased from 0.39% as of December 31, 2011 to 0.53% as of December 31, 2012 largely as a result of increased delinquency for collective housing loans in tandem with the sustained slump in the housing market, before decreasing to 0.24% as of December 31, 2013 following enhanced risk management initiatives, including aggressive write-off of troubled loans. Similarly, the delinquency ratio of Shinhan Card, our credit card business, increased from 2.27% as of December 31, 2011 to 2.64% as of December 31, 2012 due to the continued general economic downturn, before decreasing to 2.15% as of December 31, 2013 following enhanced risk management initiatives, including conservative and prudent asset growth and aggressive write-off of troubled loans.

We derive most of our income from interest earned on our corporate and retail loans, net of funding costs (which primarily consist of interest payable on customer deposits). Net interest income is largely a function of the average volume of loans and the net interest spread thereon. In 2012 and 2013, the average volume of retail loans showed moderate growth largely because secured housing loans, which had represented the primary factor for loan growth until 2011, barely grew as a result of a sustained slump in the real estate market and the sale of a portion of our existing secured housing loans to Korea National Housing Fund by way of asset-backed securitization, while loans to retail customers with high-quality credit and key deposit loans for housing rental grew modestly. Similarly, in 2012 and 2013, the average volume of corporate loans did not show significant growth largely because corporate borrowers increasingly resorted to debenture issuances through capital markets rather than bank borrowings as their primary funding source due to the ample liquidity in the Korean financial sector and low interest rates available for such debentures.

From 2011 to 2012, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased (with the former decreasing more sharply than the latter due to the difference in relative maturity profiles) while the average balance increased for both interest-earning assets and interest-bearing liabilities. Largely due to the greater decrease in the average yield on interest-earning assets compared to that for the average rate on interest-bearing liabilities, Shinhan Bank’s net interest income decreased from ￦4,971 billion in 2011 to ￦4,768 billion in 2012. Net interest income after provision for loan losses amounted to ￦4,325 billion and ￦3,950 billion in 2011 and 2012, respectively. Shinhan Bank’s operating income also decreased from ￦2,673 billion in 2011 to ￦2,078 billion in 2012.

From 2012 to 2013, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased (with the former decreasing more sharply than the latter due to the difference in relative maturity profiles) while the average balance increased for both interest-earning assets and interest-bearing liabilities. Largely due to the greater decrease in the average yield on interest-earning assets compared to that for the average rate on interest-bearing liabilities, Shinhan Bank’s net interest income decreased from ￦4,768 billion in 2012 to ￦4,351 billion in 2013. Net interest income after provision for loan losses amounted to ￦3,950 billion and ￦3,677 billion in 2012 and 2013, respectively. Shinhan Bank’s operating income also decreased from ￦2,078 billion in 2012 to ￦1,720 billion in 2013.

As for Shinhan Card, its net interest income is largely dependent on the transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general Korean economy, such as general consumer spending patterns in Korea. As a result, operating revenue for Shinhan Card remained largely stable from ￦4,526 billion in 2011 to ￦4,599 billion in 2012, largely due to an increase of the volume of credit card loans, which was substantially offset by a reduction in merchant fee rates, and increased slightly from ￦4,599 billion in 2012 to ￦4,615 billion in 2013, largely due to the increased volume of credit card loans, which was largely offset by a decrease in interest rates charged on card loans and cash advances.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2013 and our current outlook for 2014 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2014.

Recent Developments and Outlook for Korean Economy

During 2013, the Korean economy grew at the rate of 3.00%, largely due to modest but steady growth in export and domestic consumption in tandem with the general improvements in the global economy following the recovery of U.S. and European economies, notwithstanding the general economic sluggishness in emerging markets (such as Brazil and India).

We believe that the global economy is likely to continue to improve at a modest rate in 2014 driven by, among other things, continued recovery of the U.S. economy backed by improved consumer sentiment based in part on the continued weakening of the deleveraging effect and improving housing markets, as well as the recovery of troubled European economies as their fiscal crises gradually subside. However, there is no assurance that the global economy will not stumble into difficulties in 2014 for reasons including uncertainties related to the tightening of U.S. monetary policies and its impact on the global economy and investor sentiment, a potential hard landing of the Chinese economy due to problems associated with social and economic restructuring and accelerated difficulties in emerging market economies.

We expect that in 2014, the Korean economy will likely follow the trends of the global economy and record a modest growth, backed by continued improvements in export and domestic consumptions. However, a number of challenges remain ahead, including potential appreciation of the Korean Won, which would adversely impact export consumption, as well as the sustained slump in the real estate market and the continued high level of household debt, which would adversely impact domestic consumption.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

In 2013, major commercial banks in Korea generally had a difficult year in terms of operating results due to a narrowing of the net interest margin following a further reduction in the base interest rate set by the Government. We believe that in 2014, commercial banks in Korea will experience modest growth in asset size as demand for loans grows in tandem with the expected incremental recovery of the general economy. However, the amount of such growth is expected to be substantially limited since it is expected that retail borrowers in general will continue to face significant interest burden amid a high level of household debt and corporate borrowers will continue to have access to low-cost funding from debenture issuances in capital markets in light of the ample liquidity in the Korean financial sector. Asset quality in general of the major commercial banks in Korea is expected to slightly improve in 2014, assuming an absence of major corporate bankruptcies and restructurings as was the case in 2013; the anticipated tightening of U.S. monetary policy may increase interest rates globally and accordingly, increase the interest burden of borrowers, particularly those with limited discretionary income, which could adversely affect the quality of banks’ assets. Assuming no significant deterioration of asset quality, profitability of major commercial banks is also expected to improve slightly in 2014 in tandem with the continued recovery of the general economy and the expected rise in base and market interest rates.

On the regulatory side, we expect the Government to continue to focus on supporting small- and medium-sized enterprises and consumers with low income or otherwise facing financial difficulties, as well as actively lowering household debt, which has been on the rise in recent years. In that connection, we expect the Government to further strengthen financial consumer protection through new regulatory measures or reforms in 2014.

If the currently contemplated privatization of Woori Financial Group, one of the top four financial holding companies in Korea in terms of assets as of December 31, 2013, is materialized and a megabank emerges as a result of such privatization, including by way of a merger between Woori Bank and another large commercial bank or foreign bank, competition may intensify for commercial banks in Korea. Currently, the Government has secured preferred bidders only for relatively small regional banking subsidiaries of Woori Financial Group, and we anticipate that the Government will have greater difficulty in receiving commercially satisfactory bids for Woori Bank from any major commercial banks or financial holding companies, unlike in the case of Woori Investment & Securities, a leading brokerage firm in Korea, which is expected to be sold to National Agricultural Cooperative Federation.

Credit Cards

In 2013, credit companies in Korea generally experienced deterioration in profitability due to a slower than anticipated rate of recovery in domestic consumption and the reduction in the rates of merchant fees charged to businesses as a result of Government guidelines designed to assist small businesses.

In 2014, we believe that card use will likely increase in tandem with the general rate of recovery in domestic consumption; however, we expect that such increase will likely involve the use of check cards rather than credit cards, as the Government has been encouraging the use of the former through tax and other incentives. In contrast, we expect interest income from card loans and cash advances, which generally represent the most profitable segments for credit card companies, will decrease in 2014 due to the mandatory adoption of standard interest rates (which generally is lower than what was charged previously) with respect to card loans as a result of Government guidelines designed to assist low income households and individuals. Accordingly, we believe that profitability for credit companies in Korea will continue to worsen in 2014.

As for asset quality of credit card receivables, we believe that it is likely to stabilize in 2014 due to the industry-wide focus on conservative risk management and the reduction of credit card interest burden with respect to card loans and cash advances following the adoption of standard interest rates for such services.

The competitive environment for credit card companies in Korea may significantly change in 2014 upon the expected privatization of Woori Card and merger of Hana-SK Card with KEB Card.

In light of the negative prospect for profitability and asset growth in 2014, we expect that credit card companies in Korea will likely focus on cost savings, operational efficiency, development of new products and services and strategic responses to the changing competitive landscape.

Securities

In 2013, securities companies in Korea suffered a particularly difficult year in terms of revenue and profitability due to an increasing flight of investors from the stock markets, a decline in trading volumes and aggressive competition through brokerage fee reduction. As a result, many securities companies put themselves up for sale and most securities companies underwent layoff and contracted their number of branch offices.

In 2014, we believe that the operating environment will likely remain adverse for securities companies as negative investor sentiment persists in the face of continued significant volatility in the stock markets, In addition, the expected rise in the base and market interest rates will likely dampen opportunities for transaction gains from the sale of debt securities as well as increase funding costs.

However, the wealth management business may continue to grow in 2014. In 2013, demand grew for major products offered by the wealth management businesses, such as equity-linked securities, wraps, repos, trust and fund products, and it is expected that demand for alternative investment products, particularly those offering high returns for high risk, as well as desire for portfolio diversification, will continue to grow in 2014.

Due to an increase in the sale of equity-linked securities (which combine features of debt and equity securities and have elements of upside optionality plus downside protection through derivative hedging) and repos, the proportion of interest rate-sensitive products in the proprietary trading portfolio of securities companies has been on the rise. Accordingly, profitability for securities companies may experience significant volatility depending on the actual and anticipated movements in the base and market interest rates.

We believe that segmentation will continue to intensify in 2014 for the securities industry in Korea with the larger companies gearing toward becoming large-scale investment banking houses with diversified business portfolios (including prime brokerage and merchant banking) and the smaller companies seeking to become boutiques specializing in particular products.

In 2014, there may be significant restructuring (including consolidation) in the Korean securities industry depending on the disposition of securities companies currently or expected to be up for sale, as well as substantial layoffs and contraction of branch operations. We believe that in order to stay profitable and competitive, securities companies may be required to further bolster the wealth management business, expand product development and asset management capabilities, refine risk management systems for proprietary trading and decide on strategic positioning in light of the industry segmentation.

Life Insurance

In 2013, the life insurance companies in Korea generally recorded reduced profits due to sluggish growth in insurance premium following the reduction in tax benefits for long-term savings insurance products, changes in commission structure (namely, restrictions on the upfront payouts of commissions payable to insurance brokers on savings-type life insurance products and adoption of an amortized payment schedule of such commissions to streamline the incentives of insurance brokers) and net negative margin for aged insurance products due to a decrease in asset management income. As a result, asset quality as measured by risk-based capital also significantly deteriorated.

In 2014, we expect that insurance companies are unlikely to experience a significant turnaround in profitability, notwithstanding the expected increase in the base and market interest rates, since the level of such increase is not expected to be sufficiently high to reverse the net negative margin for aged insurance products. However, we expect that demand will continue to grow in 2014 for individual retirement accounts, annuities and health insurance products in tandem with aging demographics, as well as due to Government policies to expand the pension market.

On the regulatory side, we expect that the Government will adopt stricter measures for consumer protection, including the enactment of the Financial Consumer Protection Act, amendments to the Commercial Code and the Insurance Act and guidelines for reducing complaints by consumers of insurance products. As a result, it will be important for life insurance companies in Korea to revamp their operating processes, including reinforcing the policies and practices for complete sales, simplification of products to facilitate informed decision-making by consumers and other measures designed to bolster consumer trust.

Specialized Credit

The specialized credit business was introduced in Korea in August 1997. The specialized credit business cannot accept customer deposits and generally involves providing a combination of four types of financing: equipment and facilities leasing, installment finance, new technology finance and credit card services, and sources funding primarily by issuing debentures and commercial papers. The specialized credit business generally targets customers with higher risk profile in return for higher return compared to customers of commercial banks, which makes risk management (including customer screening) a particularly key factor for commercial success of this business.

Due, in part, to the variety of services being offered and the broad range of potential customers, specialized credit providers often find it relatively easy to develop new customer segments and provide niche offerings. Due to the relatively low barriers of entry, however, competition is intense and is expected to further intensify as a result of the commencement of automobile loan offerings by commercial banks and the expanded entry into personal loan markets by micro lenders.

The financial supervisory authorities are currently considering consolidating three types of specialized credit services, namely, equipment and facilities leasing, installment finance and new technology finance, in order to bolster the capacity of specialized credit providers to support corporate finance. Accordingly, we expect that in 2014, specialized credit providers will strengthen their efforts to find further growth opportunities, including by expanding the new technology finance segment and selective overseas expansions.

Asset Management

In 2013, the asset management companies generally experienced growth in the size of assets under management largely due to increased demand for their services from corporate customers (particularly financial institutions).

In 2014, we expect that asset management companies will likely experience further growth in asset size due to a continued increase in demand for their services from financial institutions as well as modest growth in demand from retail customers in tandem with the expected recovery of the general economy, although the growth for the latter is likely to be limited in the event of significant movements in interest rates and volatility of the stock markets.

In 2014, we anticipate the following areas to be important for the growth and profitability of asset management companies: stronger disclosure policies and practices in response to the anticipated adoption by the Government of stricter measures for financial consumer protection, enhanced asset management capabilities in the face of expected volatilities in interest rates and equity market indices and product differentiation strategies (particularly for alternative investment products including passive funds) to meet growing customer demand for diversified investment portfolios and stable returns on investments.

Private Equity

Since the introduction of private equity funds in Korea at the end of 2004, the number of registered private equity funds with the Financial Supervisory Commission has increased. For example, in 2013, 237 private equity funds with an aggregate fund size of ￦44 trillion were registered compared to 226 private equity funds with an aggregate fund size of ￦40 trillion registered in 2012. As these funds increase their funding size, we expect them to diversify their investment focus, including to buyouts and restructuring of troubled companies.

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

Interest Rates

Interest rate movements, in terms of magnitude and timing as well as their relative impacts on our assets and liabilities, have a significant impact on our net interest margins and profitability, particularly with respect to its financial products that are sensitive to such movements. For example, if the interest rates applicable to Shinhan Bank’s loans (which are recorded as our assets) decrease at a faster pace or by a thicker margin, or increase at a slower pace or by a thinner margin, compared to the interest rates applicable to its deposits (which are recorded as our liabilities), Shinhan Bank’s net interest margin will shrink and its profitability will be negatively affected. In addition, the relative size and composition of Shinhan Bank’s variable rate loans and deposits (as compared to our fixed rate loan and deposits) may also impact Shinhan Bank’s net interest margin. Furthermore, the difference in the average term of Shinhan Bank’s interest-earning assets (primarily loans) compared to its interest-bearing liabilities (primarily deposits) may also impact its net interest margin. For example, since Shinhan Bank’s deposits currently have a longer term, on average, than that of its loans, its deposits are on average less sensitive to movements in the base interest rates on which its deposits and loans tend to be pegged, and therefore, an increase in the base interest rates tend to increase its net interest margin while a decrease in the base interest rates tend to have the opposite effect. Since Shinhan Bank is one of our principal operating subsidiaries, its net interest margin and profitability have a substantial effect on ours. While we continually manage our assets and liabilities to minimize our exposure to the interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner.

Prior to February 2010, major commercial banks in Korea, including Shinhan Bank, principally used the certificate of deposit, or CD, rates set by Bank of Korea in determining the base rate for secured housing loans, which represent the substantial majority of retail loans. However, amid concerns that the CD rates do not accurately represent the banks’ cost of capital as certificates of deposit constitute relatively a minor fraction of the banks’ assets and in light of the substantial variance in recent periods between the CD rates and the actual market rates, beginning in February 2010, the Korean Federation of Banks publishes the “cost of funding index”, or COFIX, which is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of nine major Korean banks (comprised of Kookmin Bank, Shinhan Bank, Woori Bank,

Hana Bank, Korea Exchange Bank, Nonghyup Bank, Industrial Bank of Korea, Citibank Korea Inc. and Standard Chartered Bank Korea Limited). Each bank then independently determines the interest rate applicable to the customer by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. These interest rates are typically set on a monthly basis.

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance-Based(4)	COFIX New Borrowing-Based(5)
June 30, 2009	5.39	4.16	2.41	N/A	N/A
December 31, 2009	5.53	4.41	2.86	N/A	N/A
June 30, 2010	4.77	3.86	2.46	3.95	2.89
December 31, 2010	4.27	3.38	2.80	3.72	3.10
June 30, 2011	4.49	3.76	3.57	3.88	3.66
December 31, 2011	4.21	3.34	3.55	3.95	3.69
June 30, 2012	3.87	3.30	3.54	3.91	3.63
December 31, 2012	3.29	2.82	2.89	3.57	3.01
June 30, 2013	3.34	2.89	2.69	3.17	2.66
December 31, 2013	3.37	2.86	2.66	2.91	2.60

Source: Korea Securities Dealers Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.

(5)	Measured based on the weighted average of the borrowing rates for new funding for each month made by the commercial banks that are subject of the COFIX reporting.

Changes in Accounting Policies

Adoption of IFRS 10 “Consolidated Financial Statements”

We adopted IFRS 10 “Consolidated Financial Statements” since January 1, 2013. As a result, we have changed our accounting policy with respect to determining whether we have control over, and consequently whether we consolidate, our investees. IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if we control the investee on the basis of de facto circumstances.

We re-assessed the control conclusion for our investees as of January 1, 2013. As a consequence, we changed our control relationship with its investees as below.

Newly included subsidiaries	Reason
Everdigm Corp.	The practical ability to direct the relevant activities.

Guaranteed principal money trusts

We are exposed, or have rights, to variable returns from our involvement with the guaranteed principal money trusts and have the ability to affect those returns through our power over these investees. Accordingly, they are newly consolidated. Prior to the adoption of IFRS 10, they had not been consolidated since we had not held the majority of the benefits or the residual risk.

The following tables set out the effect of applying the requirements of IFRS 10 “Consolidated Financial Statements”.

Consolidated Balance Sheet Data

	As of January 1, 2012
	As previously reported(1)		Adjustments		As restated
	(In billions of Won)
Cash and due from banks	￦	14,731	￦	68	￦	14,799
Trading assets		11,952		2,569		14,521
Derivative assets		2,319		2		2,321
Loans		192,573		656		193,229
Available-for-sale financial assets		34,106		(90)		34,016
Deferred tax assets		29		2		31
Investment property		275		240		515
Other assets		10,888		60		10,948

Impact on total assets			￦	3,507

Deposits	￦	163,016	￦	3,228	￦	166,244
Borrowings		20,033		222		20,255
Debt securities issued		39,737		(2)		39,735
Liability for defined benefit obligations		274		1		275
Deferred tax liabilities		—		22		22
Other liabilities		19,842		(25)		19,817

Impact on total liabilities			￦	3,446

Accumulated other comprehensive income		1,030		3		1,033
Retained earnings		10,989		58		11,047

Impact on total equity			￦	61

	As of December 31, 2012
	As previously reported(1)		Adjustments		As restated
	(In billions of Won)
Cash and due from banks	￦	13,394	￦	113	￦	13,507
Trading assets		14,019		2,635		16,654
Financial assets designated at fair value through profit or loss		2,585		(43)		2,542
Derivative assets		2,165		6		2,171
Loans		199,656		633		200,289
Available-for-sale financial assets		36,328		(44)		36,284
Held-to-maturity financial assets		11,659		1		11,660
Property and equipment		3,047		61		3,108
Intangible assets		4,191		4		4,195
Deferred tax assets		96		4		100
Investment property		247		532		779
Other assets		13,094		189		13,283

Impact on total assets			￦	4,091

Deposits	￦	170,097	￦	3,199	￦	173,296
Borrowings		18,891		627		19,518
Debt securities issued		38,840		(2)		38,838
Liability for defined benefit obligations		214		8		222
Provisions		747		1		748
Current tax payable		252		2		254
Deferred tax liabilities		20		22		42
Other liabilities		21,492		101		21,593

Impact on total liabilities			￦	3,958

Accumulated other comprehensive income		975		5		980
Retained earnings		12,659		56		12,715
Non-controlling interests		2,469		72		2,541

Impact on total equity			￦	133

Note:

(1)	The amounts have been recalculated to reflect the impact of the amendments to IAS 19 “Employee Benefits”.

Consolidated Income Statement Data

	For the year ended December 31, 2012
	As previously reported(1)		Adjustments		As restated
	(In billions of Won)
Net interest income	￦	6,974	￦	6	￦	6,980
Net fees and commission income		1,572		(29)		1,543
Dividend income		175		(1)		174
Net trading income		596		12		608
Net gain on sale of available-for-sale financial assets		537		(1)		536
General and administrative expenses		(4,060)		(2)		(4,062)
Other non-operating income, net		12		13		25

Net income for the year	￦	2,494	￦	(2)	￦	2,492

Note:

(1)	The amounts have been recalculated to reflect the impact of the amendments to IAS 19 “Employee Benefits”.

Cash and cash equivalents as of January 1, 2012 increased by ￦13,303 million. Cash flows from financing activities for the year ended December 31, 2012 increased by ￦355,138 million, and cash flows from operating activities and investing activities decreased by ￦9,584 million and ￦316,818 million respectively. As a result, cash and cash equivalents as of December 31, 2012 increased by ￦42,039 million.

Amendments to IAS 19 “Employee Benefits”

We have applied the amendments to IAS 19 “Employee Benefits” since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and calculation of expected return on plan assets based on the rate used to discount the defined benefit obligation.

As a result of the application of the amendments to IAS 19 “Employee Benefits”, we have restated the comparative financial information for prior periods retrospectively.

The following tables set out the effect of applying the requirements of IAS 19 “Employee Benefits”.

Consolidated Balance Sheet Data

	As of December 31, 2010
	As previously reported(1)		Adjustments		As restated
	(In billions of Won)
Accumulated other comprehensive income	￦	1,629	￦	(45)	￦	1,584
Retained earnings		12,071		45		12,116

	As of January 1, 2012
	As previously reported(1)		Adjustments		As restated
	(In billions of Won)
Accumulated other comprehensive income	￦	1,192	￦	(159)	￦	1,033
Retained earnings		10,888		159		11,047

	As of December 31, 2012
	As previously reported(1)		Adjustments		As restated
	(In billions of Won)
Accumulated other comprehensive income	￦	1,140	￦	(160)	￦	980
Retained earnings		12,555		160		12,715

Note:

(1)	The amounts are recalculated to reflect the impact of the adoption of IFRS 10 “Consolidated Financial Statements”.

Consolidated Income Statement Data

	For the year ended December 31, 2010
	As previously reported(1)		Adjustments		As restated
	(In billions of Won)
General and administrative expenses	￦	(3,848)	￦	59	￦	(3,789)
Income tax expense		(570)		(14)		(584)
Net income for the year		2,859		45		2,904
Remeasurement loss related to the defined benefit liability		—		(45)		(45)

	For the year ended December 31, 2011
	As previously reported(1)		Adjustments		As restated
	(In billions of Won)
General and administrative expenses	￦	(4,135)	￦	152	￦	(3,983)
Income tax expense		(920)		(37)		(957)
Net income for the year		3,273		115		3,388
Remeasurement loss related to the defined benefit liability		—		(115)		(115)

	For the year ended December 31, 2012
	As previously reported(1)		Adjustments		As restated
	(In billions of Won)
General and administrative expenses	￦	(4,062)	￦	—	￦	(4,062)
Income tax expense		(739)		—		(739)
Net income for the year		2,492		—		2,492
Remeasurement loss related to the defined benefit liability		—		—		—

Note:

(1)	The amounts are recalculated to reflect the impact of the adoption of IFRS 10 “Consolidated Financial Statements”.

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

Structured Entities

We have established or invested in various structure entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, we consider factors such as the purpose and the design of the investee; our practical ability to direct the relevant activities of the investee; the nature of our relationship with the investee; and the size of our exposure to the variability of returns of the investee. We do not recognize any non-controlling interests in the consolidated statements of financial position since our interests in these entities are recognized as liabilities of us.

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

As a general rule, we obtain updated appraisal on an annual basis for all collateral dependent loans and therefore, adjust the appraisal value of loans every 12 months. We estimate the fair value of collateral with outdated appraisal value primarily on the basis of the publicly available standard reference prices as officially published by the government (or (x) in the case of collateral in the form of apartment units, the real estate market price database maintained by Kookmin Bank for apartment units, (y) in the case of collateral in the form of other communal housing units, the publicly available standard reference prices as officially published by the Ministry of Land, Infrastructure and Transport or (z) in the case of commercial buildings, the publicly available standard reference prices as officially published by the National Tax Service), except that (i) if there are bid prices for such collateral, we use as the fair value the lowest bid price deemed to be credible as to the bidder’s intent to purchase based on the written bid submitted by such purchaser and (ii) in the circumstances where we deem that the aforesaid reference prices do not accurately reflect the true value of such land, for example, due to a downturn in the relevant real estate market, we hire an outside appraiser to obtain an independent valuation, which valuation is typically derived from 90% or lower of the lowest of two or more sale prices from recent sales of similar types of collateral in the vicinity, and we use such valuation as the fair value for such collateral. Other than in the case of a bid price which is higher than the original appraisal value, we design our fair value estimation system so that the adjusted fair value does not exceed the original appraisal value and hence, in the absence of a higher bid price, the adjustments made have the effect of assigning a fair value lower than the original appraisal value. Since the magnitude of adjustments is principally dependent on reference prices maintained by the Government or bid prices, which are in turn dependent on the market prices, it varies case by case and is therefore difficult to compute the average adjustments made to outdated appraisals. After making such adjustments, we also internally appraise each collateral at least annually in order to ensure that the adjusted value is fair and reasonable.

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

If the hedging derivative expires or is sold, terminated, or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, hedge accounting is discontinued prospectively. Any adjustment to a hedged item up to the point for which the effective interest method is used is amortized to profit or loss as part of the recalculated effective interest rate of the item over its remaining life.

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

Non-controlling Interest

Non-controlling interest, which means the equity is a subsidiary not attributable, directly or indirectly, to a parent, consists of the amount of those non-controlling interests at the date of the original combination calculated in accordance with IFRS 3(R) “Business Combination” and the non-controlling interests’ share of changes in equity since the date of the combination.

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

Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. Our net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. We determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of our obligations and that are denominated in the same currency in which the benefits are expected to be paid. We recognize service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurement of the net defined benefit liability (asset) in other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. We recognize gains and losses on the settlement of a defined benefit plan when the settlement occurs.

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

Accounting for Trust Accounts

We account for trust accounts separately from our group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except those which are guaranteed as to principal (or as to both principal and interest) controlled by us, based on an evaluation of the substance of its relationship with us and the special purpose entity’s risks and rewards. Funds transferred between a group account and a trust account are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by us.

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

Average Balance Sheet and Volume and Rate Analysis

Average Balance Sheet and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, in 2011, 2012 and 2013.

	Year Ended December 31,
	2011					2012					2013
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks	￦	11,110	￦	249	2.24%	￦	12,080	￦	247	2.04%	￦	13,918	￦	201	1.44%
Trading assets		11,285		414	3.67		17,378		515	2.96		19,037		531	2.79
Loans(2)
Retail loans		66,953		3,751	5.60		70,974		3,847	5.42		75,069		3,487	4.65
Corporate loans		99,734		5,349	5.36		102,800		5,280	5.14		105,482		4,664	4.42
Public and other loans		3,516		193	5.50		3,591		195	5.43		2,821		131	4.64
Loans to banks		3,750		102	2.72		5,215		153	2.92		4,824		122	2.54
Credit card loans		17,740		1,887	10.64		17,508		1,834	10.48		17,436		1,764	10.12

Total loans		191,693		11,282	5.89		200,088		11,309	5.65		205,632		10,168	4.94

Securities(3)
Available-for-sale financial assets		26,626		1,026	3.85		30,566		1,154	3.78		30,474		983	3.23
Held-to-maturity financial assets		12,307		643	5.22		11,793		595	5.04		11,187		528	4.72

Total securities		38,933		1,669	4.29		42,359		1,749	4.13		41,661		1,511	3.63

Other interest-earning assets		—		167	—		—		178	—		—		177	—

Total interest-earning assets	￦	253,021	￦	13,781	5.45%	￦	271,905	￦	13,998	5.15%	￦	280,248	￦	12,588	4.49%

Non-interest-earning assets
Cash and due from banks	￦	2,390				￦	2,661				￦	2,601
Derivative assets		2,951					2,094					1,789
Available-for-sale financial assets		4,760					4,389					4,046
Property and equipment and intangible assets		6,981					7,732					7,393
Other non-interest-earning assets		15,552					14,081					14,149

Total non-interest-earning assets	￦	32,634				￦	30,957				￦	29,978

Total assets	￦	285,655	￦	13,781		￦	302,862	￦	13,998		￦	310,226	￦	12,588

	Year Ended December 31,
	2011					2012					2013
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	￦	16,517	￦	119	0.72%	￦	17,233	￦	118	0.68%	￦	19,531	￦	126	0.65%
Savings deposits		34,234		335	0.98%		38,655		478	1.24		40,139		387	0.96
Time deposits		99,653		3,597	3.61%		109,743		3,980	3.63		112,134		3,367	3.00
Other deposits		3,513		130	3.71%		1,875		61	3.26		1,680		34	2.01

Total interest-bearing deposits		153,917		4,181	2.72%		167,506		4,637	2.77		173,484		3,914	2.26

Borrowings		19,733		485	2.46%		22,258		565	2.54		21,730		468	2.16
Debt securities issued		40,048		1,943	4.85%		39,938		1,740	4.36		38,251		1,521	3.98
Other interest-bearing liabilities		1,715		92	5.34%		1,367		76	5.58		2,098		82	3.87

Total interest-bearing liabilities	￦	215,413	￦	6,701	3.11%	￦	231,069	￦	7,018	3.04%	￦	235,563	￦	5,985	2.54%

Non-interest-bearing liabilities
Non-interest-bearing deposits	￦	2,570				￦	2,459				￦	2,669
Derivatives liabilities		2,569					1,811					1,790
Insurance liabilities		9,940					12,053					14,590
Other non-interest-bearing liabilities		26,694					27,263					26,335

Total non-interest-bearing liabilities	￦	41,773				￦	43,586				￦	45,404

Total liabilities	￦	257,186	￦	6,701		￦	274,655	￦	7,018		￦	280,967	￦	5,985

Total equity attributable to equity holder of the Group		26,008					25,728					26,976
Non-controlling interest		2,461					2,479					2,283

Total liabilities and equity	￦	285,655	￦	6,701		￦	302,862	￦	7,018		￦	310,226	￦	5,985

Net interest spread(4)					2.34%					2.11%					1.95%
Net interest margin(5)					2.80%					2.57%					2.36%
Average asset liability ratio(6)					117.46%					117.67%					118.97%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

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

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2013 compared to 2012 and (ii) 2012 compared to 2011. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2012 to 2013 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	￦	34	￦	(80)	￦	(46)
Trading assets		47		(31)		16
Loans:
Retail loans		213		(573)		(360)
Corporate loans		135		(751)		(616)
Public and other loans		(38)		(26)		(64)
Loans to banks		(11)		(20)		(31)
Credit card loans		(7)		(63)		(70)

Total loans		292		(1,433)		(1,141)

Securities:
Available-for-sale financial assets		(3)		(168)		(171)
Held-to-maturity financial assets		(30)		(37)		(67)

Total securities		(33)		(205)		(238)

Other interest-earning assets		—		(1)		(1)

Total interest income	￦	340	￦	(1,750)	￦	(1,410)

Increase (decrease) in interest expense
Deposits:
Demand deposits	￦	15	￦	(7)	￦	8
Savings deposits		18		(109)		(91)
Time deposits		85		(698)		(613)
Other deposits		(6)		(21)		(27)

Total interest-bearing deposits		112		(835)		(723)

Borrowings		(13)		(84)		(97)
Debt securities issued		(71)		(148)		(219)
Other interest-bearing liabilities		34		(28)		6

Total interest expense	￦	82	￦	(1,095)	￦	(1,033)

Net increase (decrease) in net interest	￦	278	￦	(655)	￦	(377)

	From 2011 to 2012 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	￦	21	￦	(23)	￦	(2)
Trading assets		192		(91)		101
Loans:
Retail loans		220		(124)		96
Corporate loans		162		(231)		(69)
Public and other loans		4		(2)		2
Loans to banks		43		8		51
Credit card loans		(25)		(28)		(53)

Total loans		404		(377)		27

Securities:
Available-for-sale financial assets		148		(20)		128
Held-to-maturity financial assets		(26)		(22)		(48)

Total securities		122		(42)		80

Other interest-earning assets		—		11		11

Total interest income	￦	739	￦	(522)	￦	217

Increase (decrease) in interest expense
Deposits:
Demand deposits	￦	5	￦	(6)	￦	(1)
Savings deposits		47		96		143
Time deposits		366		17		383
Other deposits		(55)		(14)		(69)

Total interest-bearing deposits		363		93		456

Borrowings		64		16		80
Debt securities issued		(5)		(198)		(203)
Other interest-bearing liabilities		(20)		4		(16)

Total interest expense	￦	402	￦	(85)	￦	317

Net increase (decrease) in net interest	￦	337	￦	(437)	￦	(100)

Results of Operations

2013 Compared to 2012

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2012		2013		% Change
	(In billions of Won, except percentages)
Net interest income	￦	6,980	￦	6,603	(5.4)%
Net fees and commission income		1,543		1,387	(10.1)
Net other operating income (expense)		(5,345)		(5,352)	0.1

Operating income	￦	3,178	￦	2,638	(17.0)%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2012		2013		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	￦	247	￦	201	(18.6)%
Trading assets		489		493	0.8
Financial assets designated at fair value through profit or loss		26		38	46.2
Loans		11,309		10,168	(10.1)
Available-for-sale financial assets		1,154		983	(14.8)
Held-to-maturity financial assets		595		528	(11.3)
Other interest income		178		177	(0.6)

Total interest income	￦	13,998	￦	12,588	(10.1)%

Interest expense:
Deposits	￦	4,637	￦	3,914	(15.6)%
Borrowings		565		468	(17.2)
Debt securities issued		1,740		1,521	(12.6)
Other interest expense		76		82	7.9

Total interest expense	￦	7,018	￦	5,985	(14.7)%

Net interest income	￦	6,980	￦	6,603	(5.4)%

Net interest margin(1)		2.57%		2.36%	(8.3)%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest income.    The 10.1% decrease in interest income was due primarily to a decrease in interest on loans. Interest on loans decreased by 10.1% from ￦11,309 billion in 2012 to ￦10,168 billion in 2013, primarily as a result of a decrease in the average lending rate from 5.65% in 2012 to 4.94% in 2013 largely as a result of a general decrease in market interest rates in reflection of the lowering of the base interest rate by the Bank of Korea and the ample liquidity in the Korean financial sector, which was partially offset by a 2.8% increase in the average balance of total loans from ￦200,088 billion in 2012 to ￦205,632 billion in 2013 due to an increase in the average balance of both retail and corporate loans following targeted loan growth in select strategic customer segments.

Interest on retail loans decreased by 9.4% from ￦3,847 billion in 2012 to ￦3,487 billion in 2013, primarily due to a decrease in the average lending rate for retail loans from 5.42% in 2012 to 4.65% in 2013, which was partially offset by a 5.8% increase in the average balance of retail loans from ￦70,974 billion in 2012 to ￦75,069 billion in 2013. The average lending rate for retail loans decreased largely as a result of a decrease in the base rate set by the Bank of Korea, which largely determines the market rates for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans. The average balance of retail loans increased principally as a result of an increase in the volume of long-term housing rental deposit loans in tandem with a growing preference for long-term housing rental in lieu of home ownership due in part to the continued slump in the Korean real property market, as well as increased lending to borrowers with high credit profiles and government employees with relatively strong job security, such as police officers and firefighters, as part of our strategic initiative to increase the volume of lending while maintaining or improving the profit margin and asset quality for such lending.

Interest on corporate loans decreased by 11.7% from ￦5,280 billion in 2012 to ￦4,664 billion in 2013, which was primarily due to a decrease in the average lending rate for corporate loans from 5.14% in 2012 to 4.42% in 2013, which was partially offset by a 2.6% increase in the average balance of such loans from ￦102,800 billion in 2012 to ￦105,482 billion in 2013. The average lending rate for corporate loans decreased largely as a result of a general decrease in market interest rates in reflection of the lowering of the base rate by the government and the ample liquidity in the Korean financial sector. The average balance of corporate loans increased principally as a result of an increase in loans to SOHO and small- and medium-sized enterprise borrowers with quality credit profiles as part of our strategic lending policies as well as the launch of new loan products for SOHO and small- and medium-sized enterprises in general at relatively affordable rates in line with the Government’s policy initiative to assist and support such enterprises, which more than offset a decrease in the balance of loans to large corporations due to the sale or write-off of a portion of such loans that were insolvent or at risk of insolvency as part our risk management efforts to improve the overall quality of our assets.

Interest expense.    Interest expense decreased by 14.7% from ￦7,018 billion in 2012 to ￦5,985 billion in 2013, due primarily to a 15.6% decrease in interest expense on deposits from ￦4,637 billion in 2012 to ￦3,914 billion in 2013, a 17.2% decrease in interest expense on borrowings from ￦565 billion in 2012 to ￦468 billion in 2013 and a 12.6% decrease in interest expense on debt securities issued from ￦1,740 billion in 2012 to ￦1,521 billion in 2013.

The decrease in interest expense on deposits was due to a decrease in the average interest rate payable on deposits from 2.77% in 2012 to 2.26% in 2013, which was partially offset by a 3.6% increase in the average balance of deposits from ￦167,506 billion in 2012 to ￦173,484 billion in 2013. The increase in the average balance of deposits was primarily due to a 2.2% increase in the average balance of time deposits from ￦109,743 billion in 2012 to ￦112,134 billion in 2013, which was partially offset by a 10.4% decrease in the average balance of other deposits from ￦1,875 billion in 2012 to ￦1,680 billion in 2013. The overall increase in the average balance of time deposits was largely due to the growing preference among customers for higher-yielding deposit products such as time deposits (which generally offer relatively higher rates of interest compared to our other deposit products) in light of the continued low interest rate environment in Korea in 2013, as well as our efforts to maintain our customer base by offering competitive rates on time deposits. The average balance of other deposits, which principally consist of certificates of deposit, decreased primarily as a result of our efforts to replace a portion of certificates of deposit with regular customer deposits in order to improve our loan-to-deposit ratio since the former are not classified as deposits for purposes of computing such ratio. The decrease in the average interest rate payable on deposits resulted mainly from a decrease in the average interest rate payable on time deposits from 3.63% in 2012 to 3.00% in 2013 and a decrease in the average interest rate payable on other deposits from 3.26% in 2012 to 2.01% in 2013. The average interest rate payable on time deposits decreased largely as a result of increasing competition among commercial banks for customer deposits to secure stable funding and strengthen customer loyalty as well as a general decrease in market interest rates attributable to the decrease in the base interest rate set by the Bank of Korea and ample liquidity in the Korean financial sector. The average interest rate payable on other deposits also decreased largely as a result of the general decrease in market interest rates in 2013, as well as our efforts to decrease the volume of our certificates of deposit by offering lower rates thereon.

The decrease in interest expense on borrowings was due to a 2.4% decrease in the average balance of borrowings from ￦22,258 billion in 2012 to ￦21,730 billion in 2013 and a decrease on the average interest rate payable on borrowings from 2.54% in 2012 to 2.16% in 2013. The average balance of borrowings decreased largely as a result of the increase in the average balance of deposits and greater availability of funding through capital markets in tandem with the ample liquidity in the Korean financial sector, both of which reduced our need to source funding through borrowings. The average interest rate payable on borrowings decreased largely due to the general decrease in market interest rates in 2013 and our active efforts to reduce borrowings with relatively high interest rates through repayment.

The decrease in interest expense on debt securities issued was due to a decrease in the average interest rate payable on debt securities from 4.36% in 2012 to 3.98% in 2013, and a 4.2% decrease in the average balance of debt securities from ￦39,938 billion in 2012 to ￦38,251 billion in 2013. The average interest rate payable on debt securities issued decreased largely as a result of a general decrease in market interest rates in reflection of the lowering of the base rate by the Bank of Korea and the ample liquidity in the Korean financial sector. The average balance of debt securities issued decreased largely as a result of the increase in the average balance of deposits, which reduced our need to source funding through issuance of debt securities, which bear higher interest rates.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin decreased by 21 basis points from 2.57% in 2012 to 2.36% in 2013, due to a decrease by 16 basis points in net interest spread from 2.11% in 2012 to 1.95% in 2013, which more than offset a 3.1% increase in the average volume of interest-earning assets from ￦271,905 billion in 2012 to ￦280,248 billion in 2013. Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased from 2012 to 2013 primarily due to a 66 basis points decrease in the average rate of interest receivable on interest-earning assets (principally consisting of loans) from 5.15% in 2012 to 4.49% in 2013 primarily resulting from the decrease in base interest rates set by the Bank of Korea in 2012 from 2.75% in 2012 to 2.50% in 2013, which more than offset a 50 basis points decrease in the average rate of interest paid on interest-bearing liabilities from 3.04% in 2012 to 2.54% in 2013 primarily due to a decrease in the average interest rate payable on deposits from 2.77% in 2012 to 2.26% in 2013 and a decrease in the average interest rate payable on debt securities issued from 4.36% in 2012 to 3.98% in 2013, in each case, for reasons discussed above. In general, as was the case in 2012, a decrease in the base rates set by the Bank of Korea tend to decrease our net interest margin since our deposits (on which we pay interest) have, on average, a longer maturity profile than our loans (from which we receive interest) do and are therefore less sensitive to movements in base and market interest rates. See “— Overview — Interest Rates.”

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2012		2013		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	￦	58	￦	67	15.5%
Commission received as electronic charge receipt		134		132	(1.5)
Brokerage fees		354		329	(7.1)
Commission received as agency		211		213	0.9
Investment banking fees		70		45	(35.7)
Commission received in foreign exchange activities		148		143	(3.4)
Asset management fees		47		51	8.5
Credit card fees		2,071		2,106	1.7
Others		398		404	1.5

Total fees and commission income	￦	3,491	￦	3,490	N/M %

Fees and commission expense:
Credit-related fees	￦	38	￦	38	—%
Credit card fees		1,678		1,726	2.9
Others		232		339	46.1

Total fees and commission expense		1,948		2,103	8.0

Net fees and commission income	￦	1,543	￦	1,387	(10.1)%

N/M = not meaningful

Net fees and commission income decreased by 10.1% from ￦1,543 billion in 2012 to ￦1,387 billion in 2013, primarily as a result of a 46.1% increase in other fees and commission expense from ￦232 billion in 2012 to ￦339 billion in 2013, a 2.9% increase in credit card fee expense from ￦1,678 billion in 2012 to ￦1,726 billion in 2013, a 35.7% decrease in investment banking fee income from ￦70 billion in 2012 to ￦45 billion in 2013 and a 7.1% decrease in brokerage fee income from ￦354 billion in 2012 to ￦329 billion in 2013, which were partially offset by a 1.7% increase in credit card fee income from ￦2,071 billion in 2012 to ￦2,106 billion in 2013.

The increase in other fees and commission expense was principally attributable to an increase in fees paid by Shinhan Card in connection with factoring transactions relating to SK Telecom mobile handset installment receivables and an increase in insurance premiums relating to Shinhan Card’s guarantee for such receivables. The increase in credit card fee expense was principally attributable to an increase in the expenses related to the reward points systems and membership services for Shinhan Card largely as a result of enhanced marketing efforts to maintain and expand our credit card customers. Investment banking fee income decreased largely due to a decrease in advisory fee income as a result of a general decline in the number and volume of investment banking transactions in Korea, including real estate development, public infrastructure projects and mergers and acquisitions. The decrease in brokerage fee income was principally attributable to decreases in the balance of indirect investment products and the trading volume in the Korean stock market due to increased investor preference for low risk investments in the face of uncertainty in the general economy as well as a decrease in brokerage fee rates due to intensifying competition for brokerage services primarily brought by the prevalence of Internet-based and mobile trading services for which minimal brokerage fee is charged. The increase in credit card fees income was principally attributable to an increase in average credit card balances, which was largely offset by a decrease in the rate of fees we charge on merchants.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2012		2013		% Change
	(In billions of Won, except percentages)
Net insurance loss	￦	(209)	￦	(379)	81.3%
Dividend income		174		158	(9.2)
Net trading income		608		77	N/M
Net foreign currency transaction gain		280		296	5.7
Net loss on financial instruments designated at fair value through profit or loss		(532)		(122)	N/M
Net gain on sale of available-for-sale financial assets		536		701	30.8
Impairment loss on financial assets		(1,416)		(1,340)	(5.4)
General and administrative expenses		(4,062)		(4,203)	3.5
Others		(724)		(540)	(25.4)

Other operating income (expense)	￦	(5,345)	￦	(5,352)	0.1%

N/M = not meaningful

Net other operating expenses remained relatively stable at ￦5,352 billion in 2013 compared to ￦5,345 billion in 2012, primarily as a result of a significant decrease in net loss on financial instruments designated at fair value through profit or loss, a 25.4% decrease in other expense, a 30.8% increase in net gain on sale of available-for-sale financial assets and a 5.4% decrease in impairment loss on financial assets (as further explained below), which were partially offset by a significant decrease in net trading income, a 3.5% increase in general and administrative expense and a 81.3% increase in net insurance loss.

Net loss on financial instruments designated at fair value through profit or loss decreased significantly from ￦532 billion in 2012 to ￦122 billion in 2013, largely as a result of significant valuation gain and gain on sale of equity-linked securities sold by us due to a general decrease in market stock prices in 2013. However, the net economic effect from such loss is negligible since we hedge substantially all of our equity-linked securities and such loss is therefore offset for the most part by net trading income from valuation gains from related derivative products.

Other expense decreased by 25.4% from ￦724 billion in 2012 to ￦540 billion in 2013 principally due to an increase in other income attributable to the sale of defaulted loans to Kookmin Happy Fund and a decrease in loss from hedging activities.

Net gain on sale of available-for-sale financial assets increased by 30.8% from ￦536 billion in 2012 to ￦701 billion in 2013 principally due to gain realized from the sale of shares in SK Hynix and available-for-sale debt securities in 2013 in the amount of ￦148 billion and ￦123 billion, respectively.

Net trading income decreased significantly from ￦608 billion in 2012 to ￦77 billion in 2013, largely as a result of losses incurred by Shinhan Bank and Shinhan Investment relating to derivative transactions and valuation loss on derivative products.

General and administrative expenses increased by 3.5% from ￦4,062 billion in 2012 to ￦4,203 billion in 2013 principally due to an increase in severance and retirement benefits related to our early retirement programs and performance-related bonuses, as well as an increase in Shinhan Card’s marketing expenses.

Net insurance loss increased by 81.3% from ￦209 billion in 2012 to ￦379 billion in 2013 principally due to a decrease in Shinhan Life Insurance’s fee income resulting from a decrease in the sale of new bancassurance contracts following adverse changes in tax regulation, as well as an increase in commission expenses that are recognized upfront as a result of changes in insurance regulations.

Impairment Loss on Financial Assets

The following table sets forth for the periods indicated the impairment loss by type of financial asset.

	Year Ended December 31,
	2012		2013		% Change
	(In billions of Won, except percentages)
Loans:
Retail	￦	177	￦	140	(20.9)%
Corporate		860		613	(28.7)
Credit card		295		339	14.9
Others		(7)		(10)	42.9

Subtotal		1,325		1,082	(18.3)
Securities(1)		101		215	N/M
Others		(10)		43	N/M

Total impairment loss on financial assets	￦	1,416	￦	1,340	(5.4)%

N/M = not meaningful

Note:

(1)	Consist of available-for-sale financial assets.

Impairment loss on financial assets decreased by 5.4% from ￦1,416 billion in 2012 to ￦1,340 billion in 2013 principally due to a 18.3% decrease in impairment on loans from ￦1,325 billion in 2012 to ￦1,082 billion in 2013, which mainly resulted from:

•

a 28.7% decrease in impairment loss on corporate loans from ￦860 billion in 2012 to ￦613 billion in 2013 principally due to a decrease in delinquency among corporate borrowers resulting from our enhanced risk management policy and ongoing efforts to increase the overall asset quality of our corporate loans by focusing on SOHOs and small- to medium- sized enterprises with high quality credit, and

•

a 20.9% decrease in impairment loss on retail loans from ￦177 billion in 2012 to ￦140 billion in 2013 principally due to a decrease in impairment of our collective housing loans, which are loans made to a group of borrowers on identical terms for certain types of purchases of real property, such as subscription for apartment pre-sales. Impairment of our collective retail loans decreased largely as a result of a decrease in our balance of collective retail loans due to the sustained downturn in the real estate market in Korea and our sale of a portion of our impaired collective retail loans in 2013; and

which more than offset

•

a 14.9% increase in impairment loss on credit card loans from ￦295 billion in 2012 to ￦339 billion in 2013 principally due to increases in allowance for credit card loan losses and bad debt expenses resulting from an increase in the delinquency rate for such loans and a reduction in recovery of credit card loans that were written off.

The decrease in impairment loss on loans was partially offset by a significant increase in impairment loss on securities from ￦101 billion in 2012 to ￦215 billion in 2013 principally due to recognition of impairment loss on shares in POSCO and SsangYong Engineering & Construction held by us following a decline in their stock prices and on our capital investment in Credit Recovery Fund due to lowered valuations of such capital investment by a third party valuation firm in 2013.

Income Tax Expense

Income tax expense decreased by 15.7% from ￦739 billion in 2012 to ￦623 billion in 2013 as a result of the decrease in our taxable income. Our effective rate of income tax remained relatively stable from 22.9% in 2012 to 23.2% in 2013.

Net Income for the Period

As a result of the foregoing, our net income for the period decreased by 17.4% from ￦2,492 billion in 2012 to ￦2,059 billion in 2013.

Other Comprehensive Income for the Period

	Year Ended December 31,
	2012		2013		% Change
	(In billions of Won, except percentages)
Items that will be reclassified to profit or loss:
Foreign currency translation differences for foreign operations	￦	(85)	￦	(58)	(31.8)%
Net change in fair value of available-for-sale financial assets		13		(270)	N/M
Equity in other comprehensive income of associates		4		(5)	N/M
Net change in unrealized fair value of cash flow hedges		16		6	N/M
Other Comprehensive income (loss) of separate account		1		(2)	N/M

		(51)		(329)	545.1
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability		—		20	N/M

		—		20	N/M

Total other comprehensive loss, net of income tax	￦	(51)	￦	(309)	N/M	%

N/M = not meaningful

Other comprehensive loss increased significantly to ￦309 billion in 2013 from ￦51 billion in 2012, principally due to the absence in 2013 of the one-time gain realized from the sale of shares in SK Hynix and Visa in 2012.

2012 Compared to 2011

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2011		2012		% Change
	(In billions of Won, except percentages)
Net interest income	￦	7,080	￦	6,980	(1.4)%
Net fees and commission income		1,759		1,543	(12.3)
Net other operating income (expense)		(4,514)		(5,345)	18.4

Operating income	￦	4,325	￦	3,178	(26.5)%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2011		2012		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	￦	249	￦	247	(0.8)%
Trading assets		394		489	24.1
Financial assets designated at fair value through profit or loss		20		26	30.0
Loans		11,282		11,309	0.2
Available-for-sale financial assets		1,026		1,154	12.5
Held-to-maturity financial assets		643		595	(7.5)
Other interest income		167		178	6.6

Total interest income	￦	13,781	￦	13,998	1.6%

Interest expense:
Deposits	￦	4,181	￦	4,637	10.9%
Borrowings		485		565	16.5
Debt securities issued		1,943		1,740	(10.4)
Other interest expense		92		76	(17.4)

Total interest expense	￦	6,701	￦	7,018	4.7%

Net interest income	￦	7,080	￦	6,980	(1.4)%

Net interest margin(1)		2.80%		2.57%	(8.2)%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest income.    The moderate 1.6% increase in interest income was due primarily to the stable level of interest on loans coupled with a 12.5% increase in interest on available-for-sale financial assets. The increase in interest on available-for-sale financial assets largely resulted from a 14.8% increase in the average balance of our available-for-sale financial assets from ￦26,626 billion in 2011 to ￦30,566 billion in 2012 due to our active investment in debt securities as a source of profit in the face of sluggishness of the general economy, which was partially offset by a decrease in the average interest rates for available-for-sale financial assets from 3.85% in 2011 to 3.78% in 2012 due a general decrease in market interest rates.

Interest on loans remained largely stable, having decreased by 0.2% from ￦11,282 billion in 2011 to ￦11,309 billion in 2012, primarily as a result of a decrease in the average lending rate from 5.89% in 2011 to

5.65% in 2012 largely as a result of a general decrease in market interest rates in reflection of the lowering of the base rate by the Bank of Korea and the ample liquidity in the Korean financial sector, which was substantially offset by a 4.4% increase in the average balance of total loans from ￦191,693 billion in 2011 to ￦200,088 billion in 2012 due to an increase in the average balance of both retail and corporate loans following targeted loan growth in select strategic customer segments.

Interest on retail loans increased by 2.6% from ￦3,751 billion in 2011 to ￦3,847 billion in 2012, which was primarily due to a 6.0% increase in the average balance of retail loans from ￦66,953 billion in 2011 to ￦70,974 billion in 2012, which was partially offset by a decrease in the average lending rate for such loans from 5.60% in 2011 to 5.42% in 2012. The average balance of retail loans increased principally as a result of a net increase in the volume of mortgage and home equity loans in 2012 largely due to a decrease in the lending rates in the second half of 2012 which more than offset the prolonged downturn in the real estate market, as well an increase in specialized lending to police officers and other government employees with relatively strong job security and stable credit profiles as part of our tailored strategic marketing efforts. The average lending rate for retail loans decreased largely as a result of a decrease in the base rate set by the Bank of Korea, which largely determines the market rates for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans.

Interest on corporate loans decreased by 1.3% from ￦5,349 billion in 2011 to ￦5,280 billion in 2012, which was primarily due to a decrease in the average lending rate for corporate loans from 5.36% in 2011 to 5.14% in 2012, which was partially offset by a 2.1% increase in the average balance of such loans from ￦99,734 billion in 2011 to ￦102,800 billion in 2012. The average lending rate for corporate loans decreased largely as a result of a general decrease in market interest rates in reflection of the lowering of the base rate by the government and the ample liquidity in the Korean financial sector. The average balance of corporate loans increased principally as a result of an increase in the volume of facility loans as well as an increase in the volume of loans to small-office, small-home sole proprietorship borrowers (SOHOs) and other quality small- to medium-sized enterprises with strong credit profiles as part of our tailored strategic marketing efforts, which was partially offset by a decrease in the volume of working capital loans following the redemption by Korea Deposit Insurance Corporation of working capital loans in the aggregate amount of ￦1,982 billion in the first half of 2012 in connection with the restructuring of savings banks.

Interest expense.    Interest expense increased by 4.7% from ￦6,701 billion in 2011 to ￦7,018 billion in 2012, due primarily to a 10.9% increase in interest expense on deposits from ￦4,181 billion in 2011 to ￦4,637 billion in 2012 and a 16.5% increase in interest expense on borrowings from ￦485 billion in 2011 to ￦565 billion in 2012, which was partially offset by a 10.4% decrease in interest expense on debt securities issued from ￦1,943 billion in 2011 to ￦1,740 billion in 2012.

The increase in interest expense on deposits was due to a 6.8% increase in the average balance of deposits from ￦153,917 billion in 2011 to ￦167,506 billion in 2012 and a slight increase in the average interest rate payable on deposits from 2.72% in 2011 to 2.77% in 2012. The increase in the average balance of deposits was primarily due to a 10.1% increase in the average balance of time deposits from ￦99,653 billion in 2011 to ￦109,743 billion in 2012, which was partially offset by a 46.6% decrease in the average balance of other deposits from ￦3,513 billion in 2011 to ￦1,875 billion in 2012. The overall increase in the average balance of deposits was largely due to the increasing preference among consumers for bank deposits (and particularly, time deposits, which generally offered the highest interest rates among our deposit products) as safe investment products amid the continued uncertainty in the general economy and the sustained slump in the housing market. The average balance of other deposits, which principally consist of certificates of deposit, decreased primarily as a result of our efforts to replace a portion of certificates of deposit with regular customer deposits in order to improve our loan-to-deposit ratio since the former are not classified as deposits for purposes of computing such ratio. The slight increase in the average interest rate payable on deposits resulted mainly from an increase in the average interest rate payable on time deposits from 3.61% in 2011 to 3.63% in 2012, which more than offset the decrease in the average interest rate payable on other deposits from 3.71% in 2011 to 3.26% in 2012. The average interest rate payable on time deposits increased largely as a result of increasing competition among commercial banks (as well as Korea Development Bank which launched retail banking services in 2012) for customer deposits to secure stable funding, strengthen customer loyalty and reduce the loan-to-deposit ratio, which more than offset the impact from the increase in the base rate set by the Bank of Korea, which tends to have a lag effect compared to lending rates due to the differential maturity profiles of our customer deposits compared to our loans.

The increase in interest expense on borrowings was due to a 12.8% increase in the average balance of borrowings from ￦19,733 billion in 2011 to ￦22,258 billion in 2012 and an increase on the average interest rate payable on borrowings from 2.46% in 2011 to 2.54% in 2012, which resulted primarily from an increase in the average balance of bonds sold under repurchase agreements, which bear relatively higher interest rates, from ￦3,675 billion in 2011 to ￦4,753 billion in 2012 as part of our effort to expand the customer base for Shinhan Investment in this type of product offering.

The decrease in interest expense on debt securities issued was due to a decrease in the average interest rate payable on debt securities from 4.85% in 2011 to 4.36% in 2012, and to a lesser extent, a 0.3% decrease in the average balance of debt securities from ￦40,048 billion in 2011 to ￦39,938 billion in 2012. The average interest rate payable on debt securities issued decreased largely as a result of a general decrease in market interest rates in reflection of the lowering of the base rate by the Bank of Korea and the ample liquidity in the Korean financial sector. The average balance of debt securities issued decreased largely as a result of the increase in the average balance of deposits, which reduced our need to source funding through issuance of debt securities, which bear higher interest rates.

Net interest margin.    Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin decreased by 23 basis points from 2.80% in 2011 to 2.57% in 2012, due to a decrease by 23 basis points in net interest spread from 2.34% in 2011 to 2.11% in 2012, which more than offset a 7.5% increase in the average volume of interest-earning assets from ￦253,021 billion in 2011 to ￦271,905 billion in 2012. Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased from 2011 to 2012 primarily due to a 30 basis points decrease in the average rate of interest receivable on interest-earning assets (principally consisting of loans) from 5.45% in 2011 to 5.15% in 2012 primarily resulting from the decrease in base interest rates set by the Bank of Korea in 2012 from 3.25% in 2011 to 2.75% in 2012, which more than offset a seven basis points decrease in the average rate of interest paid on interest-bearing liabilities from 3.11% in 2011 to 3.04% in 2012 primarily due to a decrease in the average interest rate payable on debt securities issued from 4.85% in 2011 to 4.36% in 2012, which was partially offset by an increase in the average interest rate payable on deposits from 2.72% in 2011 to 2.77% in 2012, in each case, for reasons discussed above. In general, as was the case in 2012, a decrease in the base rates set by the Bank of Korea tend to decrease our net interest margin since our deposits (on which we pay interest) have, on average, a longer maturity profile than our loans (from which we receive interest) do and are therefore less sensitive to movements in base and market interest rates. See “— Overview — Interest Rates.”

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2011		2012		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	￦	50	￦	58	16.0%
Commission received as electronic charge receipt		145		134	(7.6)
Brokerage fees		495		354	(28.5)
Commission received as agency		115		240	108.7
Investment banking fees		69		70	1.4
Commission received in foreign exchange activities		162		148	(8.6)
Asset management fees		68		47	(30.9)
Credit card fees		2,020		2,071	2.5
Others		433		369	(14.8)

Total fees and commission income	￦	3,557	￦	3,491	(1.9)%

Fees and commission expense:
Credit-related fees	￦	25	￦	38	52.0%
Credit card fees		1,544		1,678	8.7
Others		229		232	1.3

Total fees and commission expense		1,798		1,948	8.3

Net fees and commission income	￦	1,759	￦	1,543	(12.3)%

Net fees and commission income decreased by 12.3% from ￦1,759 billion in 2011 to ￦1,543 billion in 2012, primarily as a result of a 28.5% decrease in brokerage fees income from ￦495 billion in 2011 to ￦354 billion in 2012 and a 8.7% increase in credit card fees expenses from ￦1,544 billion in 2011 to ￦1,678 billion in 2012, which was substantially offset by a 108.7% increase in commission received as agency.

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

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2011		2012		% Change
	(In billions of Won, except percentages)
Net insurance loss	￦	(119)	￦	(209)	75.6%
Dividend income		209		174	(16.7)
Net trading income (loss)		(132)		608	N/M
Net foreign currency transaction gain		14		280	N/M
Net gain (loss) on financial instruments designated at fair value through profit or loss		172		(532)	N/M
Net gain on sale of available-for-sale financial assets		846		536	(36.6)
Impairment loss on financial assets		(983)		(1,416)	44.0
General and administrative expenses		(3,983)		(4,062)	2.0
Others		(538)		(724)	34.6

Other operating expense	￦	(4,514)	￦	(5,345)	18.4%

N/M = not meaningful

Net other operating expenses increased by 18.4% from ￦4,514 billion in 2011 to ￦5,345 billion in 2012, primarily as a result of an increase in impairment loss on financial assets (as further explained below), recording a net loss on financial instruments designated at fair value through profit or loss in 2012 compared to recording net such gain in 2011 and a decrease in net gain on sale of available-for-sale financial assets, which more than offset recording net trading income in 2012 compared to net trading loss in 2011.

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

Net gain on sale of available-for-sale financial assets decreased by 36.6% from ￦846 billion in 2011 to ￦536 billion in 2012 principally due to the gain on sale of shares in Hyundai Construction and BC Card in 2011 in the amount of ￦352 billion and ￦89 billion, respectively.

We recorded net trading income of ￦608 billion in 2012 compared to net trading loss of ￦132 billion in 2011, largely as a result of valuation gains on derivative products used for hedging equity-linked securities issued by us.

General and administrative expenses increased by 2.0% from ￦4,062 billion in 2011 to ￦3,983 billion in 2012 principally due to our cost reduction efforts, including less advertising and a reduced payout of performance-related bonuses.

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

Income Tax Expense

Income tax expense decreased by 22.8% from ￦957 billion in 2011 to ￦739 billion in 2012 as a result of the decrease in our taxable income. Our effective rate of income tax increased from 21.9% in 2011 to 22.9% in 2012 largely as a result of a decrease in tax refunds in 2012 compared to 2011.

Net Income for the Period

As a result of the foregoing, our net income for the period decreased by 26.4% from ￦3,388 billion in 2011 to ￦2,492 billion in 2012.

Other Comprehensive Income for the Period

	Year Ended December 31,
	2011		2012		% Change
	(In billions of Won, except percentages)
Items that will be reclassified to profit or loss:
Foreign currency translation differences for foreign operations	￦	16	￦	(85)	N/M%
Net change in fair value of available-for-sale financial assets		(461)		13	N/M
Equity in other comprehensive income of associates		3		4	33.3
Net change in unrealized fair value of cash flow hedges		1		16	N/M
Other Comprehensive income (loss) of separate account		—		1	N/M

		(441)		(51)	(88.4)
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability		(115)		—	N/M

		(115)		—	N/M

Total other comprehensive loss, net of income tax	￦	(556)	￦	(51)	N/M	%

N/M = not meaningful

Other comprehensive loss decreased to ￦51 billion in 2012 from ￦556 billion in 2011, principally due to the absence of divestment of Hyundai Engineering & Construction Co., Ltd. shares in 2011.

Results by Principal Business Segment

As of December 31, 2013, we were organized into eight major business segments as follows:

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

	Year Ended December 31,						% Change
	2011(1)		2012		2013		2011/2012	2012/2013
	(In billions of Won, except percentages)
Banking:
Retail banking	￦	913	￦	699	￦	460	(23.4)%	(34.2)%
Corporate and investment banking		838		889		988	6.1	11.1
International banking		75		211		123	181.3	(41.7)
Others		1,005		314		175	(68.8)	(44.3)

Subtotal		2,831		2,113		1,746	(25.4)	(17.4)
Credit card		1,097		942		833	(14.1)	(11.6)
Securities		123		68		102	(44.7)	50.0
Life insurance		322		279		113	(13.4)	(59.5)
Others		(66)		(261)		(117)	N/M	(55.2)
Consolidation adjustment(2)		18		37		(39)	N/M	N/M

Total operating income	￦	4,325	￦	3,178	￦	2,638	(26.5)%	(17.0)%

N/M = not meaningful

Notes:

(1)

Prior to 2012, the “Others” segment included our holding company’s income for the period on a non-consolidated basis, which consisted of dividends from our subsidiaries on account of our ownership of stock in our subsidiaries, interest income from loans extended to our subsidiaries and fees and commissions received from our subsidiaries for the use of the group brands and logos, interest expense and administrative costs. Starting in 2012, the “Others” segment no longer includes dividends from our subsidiaries on account of our ownership of stock in our subsidiaries. The “Others” segment results for 2011 have also been so adjusted retroactively for comparability purposes.

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

We allocate provision for loan losses as follows: (i) first, each of our operating segments is allocated up to 100% of the expected loss from loans made by such segment (namely, with respect to a particular loan, 80% of the expected loss for such loan on a daily basis based on the daily ending balance of such loan and the remaining 20% upon the occurrence of insolvency for such loan), and (ii) the difference between the actual incurred loss and the expected loss for a given operating segment is in the “Others (Banking)” segment. Accordingly, the total provision of losses recorded for our banking business is a sum of expected loss for each banking segment and any amounts by which actual incurred loss exceeds expected loss allocated to a loan whose borrower has become insolvent, which is recorded as provision of loan losses for the “Others (Banking)” segment.

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

	Year Ended December 31,						% Change
	2011		2012		2013		2011/2012	2012/2013
	(In billions of Won, except percentages)
Net interest income (expense)	￦	2,671	￦	2,513	￦	2,341	(5.9)%	(6.8)%
Net fees and commission income (expense)		624		600		559	(3.8)	(6.8)
Net other income (expense)		(2,382)		(2,414)		(2,440)	1.3	1.1

Operating income (expense)	￦	913	￦	699	￦	460	(23.4)%	(34.2)%

Comparison of 2013 to 2012

Operating income for retail banking decreased by 34.2% from ￦699 billion in 2012 to ￦460 billion in 2013.

Net interest income for retail banking decreased by 6.8% from ￦2,513 billion in 2012 to ￦2,341 billion in 2013 due to a tightening of our net interest margin resulting from a decline in general market interest rates following the reduction of the base interest rate set by the Bank of Korea to 2.50% in 2013 from 2.75% in 2012, which generally has a greater impact on the average interest rate on loans relative to that on deposits due to the shorter repricing periods for the former, as well as intensified rate competition among peer commercial banks for high quality retail loans and customer deposits and an increase in the proportion of retail loans with higher asset quality for which Shinhan Bank charges lower rates. The deterioration in the our net interest margin more than offset the increase in the volume of retail loans, which was primarily attributable to an increase in the volume of specialized loan products for government employees and borrowers with high credit profiles and long-term home rental deposit loans.

Net fees and commission income decreased by 6.8% from ￦600 billion in 2012 to ￦559 billion in 2013 primarily due to reduced demand for indirect investment products offered by Shinhan Bank’s retail banking branches resulting from the continued stagnation in domestic stock markets, as well as a decrease in fees received for bancassurance products due to a decrease in the volume of bancassurance products sold in response to a change in applicable tax regulations relating to tax exemptions and deductions for bancassurance products.

Net other expense remained largely stable, having increased by 1.1% from ￦2,414 billion in 2012 to ￦2,440 billion in 2013 primarily due to an increase in general and administrative expense resulting from an increase in severance and other benefits related to Shinhan Bank’s early retirement programs.

Comparison of 2012 to 2011

Operating income for retail banking decreased by 23.4% from ￦913 billion in 2011 to ￦699 billion in 2012.

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

Net other expense remained largely stable, having increased by 1.3% from ￦2,382 billion in 2011 to ￦2,414 billion in 2012 primarily due to a decrease in expenses related to court deposit service, which was substantially offset by an increase in general and administrative expense resulting from an increase in severance and other benefits related to Shinhan Bank’s early retirement programs.

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

	Year Ended December 31,						% Change
	2011		2012		2013		2011/2012	2012/2013
	(In billions of Won, except percentages)
Net interest income (expense)	￦	1,014	￦	1,049	￦	937	3.5%	(10.7)%
Net fees and commission income (expense)		279		275		233	(1.4)	(15.3)
Net other income (expense)		(455)		(435)		(182)	(4.4)	(58.2)

Operating income (expense)	￦	838	￦	889	￦	988	6.1%	11.1%

Comparison of 2013 to 2012

Operating income for corporate and investment banking increased by 11.1% from ￦889 billion in 2012 to ￦988 billion in 2013.

Net interest income decreased by 10.7% from ￦1,049 billion in 2012 to ￦937 billion in 2013 primarily due to a decrease in the volume of loans to large corporate borrowers, which resulted primarily from an increased use of capital markets for financing, instead of bank loans, by large corporations to take advantage of ample liquidity in the Korean financial sector, as well as intensified pricing competition among commercial banks to make high quality corporate loans, which adversely affected Shinhan Bank’s average lending rate.

Net fees and commission income decreased by 15.3% from ￦275 billion in 2012 to ￦233 billion in 2013 primarily due to a decrease in investment advisory fees resulting from decreased investment banking activities in light of the continued weakness in the Korean and global economies.

Net other expense significantly decreased by 58.2% from ￦435 billion in 2012 to ￦182 billion in 2013 primarily due to a decrease in provision of loan losses resulting from an absence of major workouts or rehabilitations of corporate borrowers as well as an increase in net gain on the sale of debt securities as a preemptive measure to reduce interest rate volatility.

Comparison of 2012 to 2011

Operating income for corporate and investment banking increased by 6.1% from ￦838 billion in 2011 to ￦889 billion in 2012.

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

Net other expense decreased by 4.4% from ￦455 billion in 2011 to ￦435 billion in 2012 primarily due to a decrease in the expected loss from corporate loans made resulting from a slowdown in the growth of corporate loans in 2012 compared to 2011, which was partially offset by an increase in selling and administrative expenses for reasons similar to that for retail banking as discussed above and an increase in provision for loan losses attributable to the increase in the proportion of insolvent borrowers in the construction industry and, to a lesser extent, the shipbuilding and shipping industries, as a result of the continued slump in such industries in 2012.

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

	Year Ended December 31,						% Change
	2011		2012		2013		2011/2012	2012/2013
	(In billions of Won, except percentages)
Net interest income (expense)	￦	259	￦	289	￦	273	11.6%	(5.5)%
Net fees and commission income (expense)		46		48		50	4.3	4.2
Net other income (expense)		(230)		(126)		(200)	(45.2)	58.7

Operating income (expense)	￦	75	￦	211	￦	123	181.3%	(41.7)%

Comparison of 2013 to 2012

Operating income for international banking decreased by 41.7% from ￦211 billion in 2012 to ￦123 billion in 2013.

Net interest income decreased by 5.5% from ￦289 billion in 2012 to ￦273 billion in 2013 primarily due to a general decrease in net interest margins for Shinhan Bank’s overseas operations in both developed and emerging markets as a result of a global decrease in market interest rates.

Net fees and commission income increased by 4.2% from ￦48 billion in 2012 to ￦50 billion in 2013 primarily due to an increase in fees and commissions charged by Shinhan Bank Japan for its loans.

Net other expense increased by 58.7% from ￦126 billion in 2012 to ￦200 billion in 2013 primarily due to an increase in valuation losses related to loans made to corporate borrowers in China mostly prior to the onset of the recent global financial crisis who have subsequently entered into corporate restructuring, as well as an increase in general and administrative expense related to the expansion of Shinhan Bank’s overseas operations.

Comparison of 2012 to 2011

Operating income for international banking increased by 181.3% from ￦75 billion in 2011 to ￦211 billion in 2012.

Net interest income increased by 11.6% from ￦259 billion in 2011 to ￦289 billion in 2012 primarily due to export-import and other loan growth and improved net interest margins for Shinhan Bank’s subsidiaries in key overseas markets due to Shinhan Bank’s efforts to increase the synergy between Shinhan Bank’s domestic and overseas activities, including through enhanced trade financing.

Net fees and commission income increased by 4.3% from ￦46 billion in 2011 to ￦48 billion in 2012 primarily due to an increase in fees earning from export-import related remittances.

Net other expense decreased by 45.2% from ￦230 billion in 2011 to ￦126 billion in 2012 primarily due to a gain on disposal of trading assets.

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

	Year Ended December 31,						% Change
	2011		2012		2013		2011/2012	2012/2013
	(In billions of Won, except percentages)
Net interest income (expense)	￦	1,110	￦	1,003	￦	878	(9.6)%	(12.5)%
Net fees and commission income (expense)		(50)		(75)		(82)	50.0	9.3
Net other income (expense)		(55)		(614)		(621)	N/M	1.1

Operating income (expense)	￦	1,005	￦	314	￦	175	(68.8)%	(44.3)%

N/M = not meaningful

Comparison of 2013 to 2012

Operating income for the other banking segment decreased by 44.3% from ￦314 billion in 2012 to ￦175 billion in 2013.

Net interest income decreased by 12.5% from ￦1,003 billion in 2012 to ￦878 billion in 2013 primarily due to a decrease in the average balance of loans made by our other banking segment resulting from substantial repayment of such loans in 2013.

Net fees and commission expense increased by 9.3% from ￦75 billion in 2012 to ￦82 billion in 2013 primarily due to the effect of consolidation adjustments relating to an increase in commission expenses relating to Won-denominated guarantees among affiliates.

Net other expense increased by 1.1% from ￦614 billion in 2012 to ￦621 billion in 2013 primarily due to an increase in provision for loan losses of a consolidated special purpose company.

Comparison of 2012 to 2011

Operating income for the other banking segment decreased by 68.8% from ￦1,005 billion in 2011 to ￦314 billion in 2012.

Net interest income decreased by 9.6% from ￦1,110 billion in 2011 to ￦1,003 billion in 2012 primarily due to a decrease in interest earned on asset-backed securitization bonds, which resulted mainly from the expiry of the securitization or redemption of the related bonds.

Net fees and commission expense increased by 50.0% from ￦50 billion in 2011 to ￦75 billion in 2012 primarily due to increased consulting fees for the other banking segment.

Net other expense increased significantly from ￦55 billion in 2011 to ￦614 billion in 2012 primarily due to a one-time gain realized from the sale of shares in Hyundai Construction & Engineering in 2011.

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

	Year Ended December 31,						% Change
	2011		2012		2013		2011/2012	2012/2013
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	￦	1,360	￦	1,410	￦	1,395	3.7%	(1.1)%
Net fees and commission income (expense)		320		246		166	(23.1)	(32.5)
Net other income (expense)		(583)		(714)		(728)	22.5	2.0

Operating income (expense)	￦	1,097	￦	942	￦	833	(14.1)%	(11.6)%

Comparison of 2013 to 2012

Operating income for the credit card business decreased by 11.6% from ￦942 billion in 2012 to ￦833 billion in 2013.

Net interest income decreased by 1.1% largely as a result of decreases in the average balance of credit card loans and the average lending rate for credit card loans, which more than offset a decrease in funding costs attributable to decreases in the volume of credit card loans and related interest expense as well as funding cost savings from the issuance of low-cost, long-term debt securities issued by Shinhan Card. The decrease in the average balance of credit card loans was principally attributable to reduced use of card loans and cash advances by customers in light of ample liquidity in the Korean financial sector and the resulting increase in the availability of lower-cost loans and other financing options. The average lending rate on credit card loans decreased due to a general decrease in market interest rates largely driven by the decrease in the base interest rate set by the Bank of Korea.

Net fees and commission income decreased by 32.5% due primarily to the lowering of merchant fee rates in compliance with new regulatory requirements and an increase in fees and commissions payable as a result of increased use of membership points by Shinhan Card’s credit card customers as part of enhanced marketing efforts.

Net other expense increased by 2.0% primarily as a result of reduced recovery from delinquent loans largely due to a decrease in the outstanding balance of bad debt to be recovered as well as increased difficulties in collection due to the ageing of such loans with the passage of time and an increase in marketing and general expenses resulting from intensified competition among credit card companies, which was substantially offset by a gain on the sale of credit card loans such as factoring assets in 2013.

Comparison of 2012 to 2011

Operating income for the credit card business decreased by 14.1% from ￦1,097 billion in 2011 to ￦942 billion in 2012.

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

Net other expense increased by 22.5% due to an increase in provision for loan losses in anticipation of rising delinquency as a result of the increased level of household debt and a decrease in recovery from delinquent loans primarily due to a decrease in the outstanding balance of bad debt to be recovered as well as increased difficulties in collection due to the ageing of such loans with the passage of time.

Securities Brokerage Services

Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Shinhan Investment, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change
	2011		2012		2013		2011/2012	2012/2013
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	￦	231	￦	248	￦	282	7.4%	13.7%
Net fees and commission income (expense)		319		237		212	(25.7)	(10.5)
Net other income (expense)		(427)		(417)		(392)	(2.3)	(6.0)

Operating income (expense)	￦	123	￦	68	￦	102	(44.7)%	50.0%

Comparison of 2013 to 2012

Operating income for securities brokerage services increased by 50.0% from ￦68 billion in 2012 to ￦102 billion in 2013.

Net interest income increased by 13.7% due primarily to an increase in financial bonds under our management, which more than offset a decrease in net interest margin.

Net fees and commission income decreased by 10.5% due primarily to a decrease in brokerage fee resulting from a decrease in the trading volume in the Korean stock market due to increased investor preference for low risk investments in the face of uncertainty in the general economy as well as a decrease in the brokerage fee rates due to intensifying competition for brokerage services primarily brought by the growing prevalence of Internet-based and mobile trading services for which minimal brokerage fee is charged.

Net other expense decreased by 6.0% due primarily to a reversal of impairment loss on bonds and equity securities and provision for litigation recorded in 2012, which more than offset an increase in employee benefits and severance under Shinhan Investment’s early retirement program and valuation losses of its affiliated companies.

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

Net other expense decreased from by 2.3% due primarily to a decrease in general administrative expense.

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2011		2012		2013		2011/2012	2012/2013
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	￦	524	￦	566	￦	601	8.0%	6.2%
Net fees and commission income (expense)		28		35		32	25.0	(8.6)
Net other income (expense)		(230)		(322)		(520)	40.0	61.5

Operating income (expense)	￦	322	￦	279	￦	113	(13.4)%	(59.5)%

Comparison of 2013 to 2012

Operating income for life insurance services decreased by 59.5% from ￦279 billion in 2012 to ￦113 billion in 2013.

Net interest income increased by 6.2% due primarily to an increase in interest on insurance loans and cash balances resulting from an increase in insurance premium collected largely due to an increase in tax-exempt insurance policies and annuities sold following a change in tax law in 2012.

Net fees and commission income decreased by 8.6% due primarily to an increase in fees incurred in connection with maintaining existing customers and attracting new customers in response to intensified competition in the life insurance sector in Korea.

Net other expense increased by 61.5% from ￦322 billion in 2012 to ￦520 billion in 2013 due primarily to a decrease in other income resulting from a decrease in the volume of insurance policies sold as a result of intensified competition in the life insurance sector and decreased purchasing power of consumers due to ongoing economic difficulties and slow economic recovery in Korea in 2013 following the global financial crisis in 2008 and 2009.

Comparison of 2012 to 2011

Operating income for life insurance services decreased by 13.4% from ￦322 billion in 2011 to ￦279 billion in 2012.

Net interest income increased by 8.0% due primarily to an increase in interest on insurance loans and cash balances resulting from an increase in insurance premium collected largely due to an increase in tax-exempt insurance policies and annuities sold following a change in tax law.

Net fees and commission income increased by 25.0% due primarily to increase in fees resulting from an increase in the volume of insurance policies sold for reasons noted above.

Net other expense increased by 40.0% from ￦230 billion in 2011 to ￦322 billion in 2012 due primarily to an increase in provision for policy reserves due to an increase in the volume of insurance policies and annuities sold and an increase in provision for loan losses related to the increase in loans purchased with premium from the new insurance contracts.

Others

Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Shinhan Capital, Shinhan Credit Information, Shinhan BNP Paribas Asset Management, Shinhan Private Equity, Shinhan Savings Bank and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change
	2011		2012		2013		2011/2012	2012/2013
	(In billions of Won, except percentages)
Net interest income (expense)	￦	(96)	￦	(108)	￦	(108)	12.5%	—%
Net fees and commission income (expense)		219		196		222	(10.5)	13.3
Net other income (expense)		(189)		(349)		(231)	84.7	(33.8)

Operating income (expense)	￦	(66)	￦	(261)	￦	(117)	N/M %	(55.2)%

N/M = not meaningful

Comparison of 2013 to 2012

Operating expense decreased from ￦261 billion in 2012 to ￦117 billion in 2013 primarily due to Shinhan Capital’s recording operating expense of ￦12 billion in 2012 to operating income of ￦60 billion in 2013 and the recording of operating expense by Shinhan Savings Bank of ￦27 billion in 2013, its second year of operation.

Net interest expense remained stable at ￦108 billion in each of 2012 and 2013 primarily due to a decrease in net interest expense for our financial holding company attributable to a decrease in debt securities issued and an increase in Shinhan Capital’s net interest income, which were offset by a decrease in Shinhan Saving Bank’s net interest income.

Net fees and commission income increased by 13.3% primarily due to trust fee and commission income of Shinhan AITAS, a former subsidiary of Shinhan Bank which became a consolidated subsidiary of our financial holding company in November 2012.

Net other expense decreased by 33.8% primarily due to a decrease in Shinhan Capital’s bad debt expense relating to vessel financing and other large loans as a result of its active efforts reduce its exposure to the shipbuilding and shipping industries and other troubled industries, as well as a decrease in the remaining balance of troubled loans previously made by Shinhan Savings Bank prior to our acquisition, which resulted in a corresponding decrease in Shinhan Savings Bank’s bad debt expense.

Comparison of 2012 to 2011

Operating expense increased significantly from ￦66 billion in 2011 to ￦261 billion in 2012 primarily due to Shinhan Capital’s recording operating income of ￦50 billion in 2011 to operating expense of ￦12 billion in 2012 and the recording of operating expense by Shinhan Savings Bank of ￦23 billion in 2012, its first year of operation.

Net interest expense increased by 12.5% from ￦96 billion in 2011 to ￦108 billion in 2012, primarily due to an increase in net interest expense due to a substantial decrease in interest-bearing assets following the redemption by our financial holding company of all Series 10 redeemable preferred shares and Series 11 redeemable convertible preferred shares in the aggregate amount of ￦3,573 billion in January 2012, which was partially offset by Shinhan Savings Bank’s recording net interest income of ￦64 billion in 2012.

Net fees and commission income decreased by 10.5% primarily due to a decrease in the fee that our financial holding company collects from its subsidiaries relating to the use of the “Shinhan” brand and a decrease in Shinhan BNP Paribas Asset Management’s net fees and commission income largely as a result of a net withdrawal of fund assets by investors in light of the stagnant stock markets in Korea.

Net other expenses increased by 84.7% primarily due to an increase in allowance for loan losses for Shinhan Capital from ￦46 billion in 2011 to ￦120 billion in 2012 primarily in relation to loans to borrowers in the shipbuilding industry which continues to face difficulties, as well as recording of allowance for loan losses of ￦59 billion in 2012 for Shinhan Savings Bank.

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2011		2012		2013		2011/2012	2012/2013
	(In billions of Won, except percentages)
Cash and due from banks	￦	14,731	￦	13,507	￦	16,473	(8.3)%	22.0%
Trading assets		11,954		16,654		18,033	39.3	8.3
Financial assets designated at fair value through profit or loss		1,801		2,542		3,361	41.1	32.2
Derivative assets		2,319		2,171		1,717	(6.4)	(20.9)
Loans		192,573		200,289		205,723	4.0	2.7
Available-for-sale financial assets		34,106		36,284		33,604	6.4	(7.4)
Held-to-maturity financial assets		11,895		11,660		11,031	(2.0)	(5.4)
Property and equipment		2,994		3,108		3,214	3.8	3.4
Intangible assets		4,203		4,195		4,226	(0.2)	0.7
Investments in associates		249		299		329	20.1	10.0
Deferred tax assets		29		100		197	244.8	97.0
Current tax receivables		9		14		6	55.6	(57.1)
Investment property		275		779		690	183.3	(11.4)
Assets held for sale		16		54		243	237.5	N/M
Other assets		10,888		13,283		12,449	22.0	(6.3)

Total assets	￦	288,042	￦	304,939	￦	311,296	5.9%	2.1%

N/M = not meaningful

2013 Compared to 2012

Our assets increased by 2.1% from ￦304,939 billion as of December 31, 2012 to ￦311,296 billion as of December 31, 2013, principally due to increases in loans, cash and due from banks and trading assets, which was partially offset by decreases in available-for-sale financial assets and net other assets.

Our loans increased by 2.7% from ￦200,289 billion as of December 31, 2012 to ￦205,723 billion as of December 31, 2013, principally as a result of our risk management and tailored strategic marketing policy which emphasized increasing the proportion of high quality assets such as retail loans to police officers and other government employees and corporate loans to quality SOHO and small- to medium-sized enterprise customers.

Our cash and due from banks increased by 22.0% from ￦13,507 billion as of December 31, 2012 to ￦16,473 billion as of December 31, 2013, principally due to an increase in foreign currency deposits in response to abundant foreign currency liquidity in 2013 as well as the inclusion of cash and dues held by Yehanbyoul Savings Bank following our acquisition thereof in 2013.

Our trading assets increased by 8.3% from ￦16,654 billion as of December 31, 2012 to ￦18,033 billion as of December 31, 2013, principally due to an increase in securities held for hedging purposes to offset increases in the volume of equity-linked securities.

Our available-for-sale financial assets decreased by 7.4% from ￦36,284 billion as of December 31, 2012 to ￦33,604 billion as of December 31, 2013, principally due to an increase in the disposal of debt securities as part of our efforts to reduce our exposure to interest rate volatility.

Our held-to-maturity financial assets decreased by 5.4% from ￦11,660 billion as of December 31, 2012 to ￦11,031 billion as of December 31, 2013, principally due to an increase in the disposal of debt securities as part of our efforts to reduce our exposure to interest rate volatility.

2012 Compared to 2011

Our assets increased by 5.9% from ￦288,042 billion as of December 31, 2011 to ￦304,939 billion as of December 31, 2012, principally due to increases in loans, trading assets, available-for-sale financial assets and other assets.

Our loans increased by 4.0% from ￦192,573 billion as of December 31, 2011 to ￦200,289 billion as of December 31, 2012, principally as a result of our risk management and tailored strategic marketing policy which emphasized increasing the proportion of high quality assets such as retail loans to police officers and other government employees and corporate loans to quality SOHO and small- to medium-sized enterprise customers.

Our cash and due from banks decreased by 8.3% from ￦14,731 billion as of December 31, 2011 to ￦13,507 billion as of December 31, 2012, principally due to the redemption of the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares in the aggregate amount of ￦3,765 billion in January 2012.

Our trading assets increased by 39.3% from ￦11,954 billion as of December 31, 2011 to ￦16,654 billion as of December 31, 2012 and available-for-sale financial assets increased by 6.4% from ￦34,106 billion as of December 31, 2011 to ￦36,284 billion as of December 31, 2012, in each case, largely due to an increased purchase of debt securities issued by corporations and financial institutions as a part of our cash management and the inclusion of financial assets of newly consolidated entities as a result of our adoption of IFRS 10, effective January 1, 2013, pursuant to which we restated our financial information as of December 31, 2012.

Our net other assets increased by 22.0% from ￦10,888 billion as of December 31, 2011 to ￦13,283 billion as of December 31, 2012, principally due to an increase in transitional accounts such as spot exchange receivables (which are foreign currency exchange recognized as receivables from the trading date to the settlement date) and domestic exchange settlement debits (which are receivables recognized in respect of domestic inter-bank transactions).

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2011		2012		2013		2011/2012	2012/2013
	(In billions of Won, except percentages)
Deposits	￦	163,016	￦	173,296	￦	178,810	6.3%	3.2%
Trading liabilities		704		1,371		1,258	94.7	(8.2)
Financial liabilities designated at fair value through profit or loss		3,298		4,822		5,909	46.2	22.5
Derivative liabilities		1,972		1,904		2,027	(3.4)	6.5
Borrowings		20,033		19,518		20,143	(2.6)	3.2
Debt securities issued		39,737		38,838		37,491	(2.3)	(3.5)
Liability for defined benefit obligations		275		222		118	(19.3)	(46.8)
Provisions		870		748		750	(14.0)	0.3
Current tax liabilities		568		254		239	(55.3)	(5.9)
Deferred tax liabilities		—		42		15	—	(64.3)
Liabilities under insurance contracts		10,867		13,419		15,656	23.5	16.7
Other liabilities		19,843		21,593		19,021	8.8	(11.9)

Total liabilities		261,183		276,027		281,437	5.7	2.0

Total equity attributable to equity holder of the Group		24,397		26,371		27,542	8.1	4.4
Non-controlling interest		2,462		2,541		2,317	3.2	(8.8)

Total equity		26,859		28,912		29,859	7.6	3.3

Total liabilities and equity	￦	288,042	￦	304,939	￦	311,296	5.9%	2.1%

2013 Compared to 2012

Our total liabilities increased by 2.0% from ￦276,027 billion as of December 31, 2012 to ￦281,437 billion as of December 31, 2013, primarily due to an increase in deposits (which principally consist of customer deposits) and, to a lesser extent, an increase in liabilities under insurance contracts, which were partially offset by a decrease in other liabilities.

Our deposits increased by 3.2% from ￦173,296 billion as of December 31, 2012 to ￦178,810 billion as of December 31, 2013, primarily due to continuing preference among customers for safe investment products in light of the lingering uncertainties surrounding the general economy, the continued slump in the real estate market and the stagnant stock markets.

Our liabilities under insurance contracts increased by 16.7% from ￦13,419 billion as of December 31, 2012 to ￦15,656 billion as of December 31, 2013, primarily due to an increase in policy reserve related to an increase in the cumulative volume of our insurance policies.

Our other liabilities decreased by 11.9% from ￦21,593 billion as of December 31, 2012 to ￦19,021 billion as of December 31, 2013, primarily due to a significant decrease in other accounts payable, and in particular, swap exchange payables, as a result of a decrease in derivative transactions for hedging foreign currency-denominated loans following a decrease in such loans in 2013.

Total equity increased by 3.3% from ￦28,912 billion as of December 31, 2012 to ￦29,859 billion as of December 31, 2013, largely due to net income attributable to equity holders in the amount of ￦1,903 billion, which more than offset a dividend payout of ￦394 billion in 2013 and the effect of recording other comprehensive loss of ￦309 billion in 2013.

2012 Compared to 2011

Our total liabilities increased by 5.7% from ￦261,183 billion as of December 31, 2011 to ￦276,027 billion as of December 31, 2012, primarily due to an increase in deposits (which principally consist of customer deposits) and, to a lesser extent, an increase in insurance liabilities.

Our deposits increased by 6.3% from ￦163,016 billion as of December 31, 2011 to ￦173,296 billion as of December 31, 2012, primarily due to continuing preference among customers for safe investment products in light of the lingering uncertainties surrounding the general economy, the continued slump in the real estate market and the stagnant stock markets.

Our liabilities under insurance contracts increased by 23.5% from ￦10,867 billion as of December 31, 2011 to ￦13,419 billion as of December 31, 2012, primarily due to an increase in policy reserve related to an increase in the cumulative volume of our insurance policies.

Total equity increased by 7.6% from ￦26,859 billion as of December 31, 2011 to ￦28,912 billion as of December 31, 2012, largely due to net income attributable to equity holders in the amount of ￦2,323 billion and the issuance of hybrid bonds in the amount of ￦299 billion, which more than offset a dividend payout of ￦630 billion in 2012.

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

The following table sets forth our capital resources as of December 31, 2013.

	As of December 31, 2013
	(In billions of Won)
Deposits	￦	178,810
Long-term debt		40,303
Call money		1,403
Borrowings from the Bank of Korea		1,385
Other short-term borrowings		9,007
Asset securitizations		6,395
Stockholders’ equity(1)		2,645

Total	￦	239,948

Note:

(1)	Includes Series 12 redeemable preferred stock. See Note 30 of the notes to our consolidated financial statements included in this annual report.

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 72.2% of our total funding as of December 31, 2011, 73.5% of our total funding as of December 31, 2012 and 74.5% of our total funding as of December 31, 2013. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us.

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

As of December 31, 2011, 2012 and 2013 ￦6,103 billion, ￦6,150 billion and ￦6,680 billion, or 4.33%, 3.68% and 3.82%, respectively, of Shinhan Bank’s total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, we, Shinhan Bank and Shinhan Card, may also issue long-term debt securities denominated in foreign currencies in overseas markets, and Shinhan Bank and Shinhan Card have global medium term notes programs under which foreign currency-denominated notes may be issued with an aggregate program limit of US$8 billion. As of December 31, 2011, 2012 and 2013, our long-term debt amounted to ￦42,670 billion, ￦42,021 billion and ￦40,303 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to ￦10,250 billion, ￦1,062 billion, ￦700 billion, ￦20 billion, or 85.2%, 8.8%, 5.8% and 0.2%, respectively, of the funding for our credit card activities, as of December 31, 2013. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

There can be no assurance that that we or our subsidiaries will maintain our current credit ratings if, among other reasons, the global or Korean economy were to face another downturn, there are any changes in our corporate governance or our businesses significantly deteriorate. Our failure to maintain current credit ratings and outlooks could increase the cost of our funding, limit our access to capital markets and other borrowings, and require us to post additional collateral in financial transactions, any of which could adversely affect our liquidity, net interest margins and profitability.

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ￦13,846 billion, ￦12,032 billion and ￦11,795 billion as of December 31, 2011, 2012 and 2013, respectively, each representing 6.1%, 5.1% and 4.9%, respectively, of our total funding as of such dates.

We may also from time to time obtain funding through issuance of equity securities. For example, in the first quarter of 2009, we conducted a rights offering in the face of an expanding global credit crisis in order to enhance our capital position to prepare for potential contingencies, despite having fully met the required capital adequacy ratios required under applicable laws and regulations and not facing any significant liquidity constraints or financial distress. As a result of such offering, which was substantially fully subscribed and resulted in a capital increase of approximately 16.4%, we raised approximately ￦1,310 billion (before underwriting commissions and other offering expenses).

In limited situations, we may also issue convertible and/or preferred shares. For example, in August 2003, in order to partly fund our acquisition of Chohung Bank, we raised a total of ￦2,552 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares to domestic financial institutions and governmental entities in Korea, all of which shares have since been redeemed or converted. In addition, in January 2007, partly to fund the acquisition of LG Card, we raised a total of ￦3,750 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares, all of which have been redeemed as of the date hereof, and in April 2011, we issued redeemable preferred shares to fund redemption of such securities. For further details on the terms of these preferred shares, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

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

We generally may not acquire our own shares except in certain limited circumstances such as a capital reduction. However, pursuant to the Financial Investment Services and Capital Markets Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the KRX KOSPI Market of the Korea Exchange or through a tender offer, or retrieve our own shares from a trust company upon termination of a trust agreement subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, subtracted by the sum of (a) the purchase price of treasury stock acquired if any treasury stock has been purchased after the end of the preceding fiscal year pursuant to the Commercial Act or the Financial Investment Services and Capital Markets Act, (b) the amount subject to a trust contract, and (c) the amount of dividends approved at the ordinary general shareholders’ meeting after the end of the preceding fiscal year and the amount of retained earnings reserve required under the Commercial Act; plus if any treasury stock has been disposed of after the end of the preceding fiscal year, the acquisition cost of such treasury stock, and (2) the purchase of such shares shall meet the requisite ratio under the Financial Holding Companies Act and regulations thereunder. In addition, pursuant to the Financial Investment Services and Capital Markets Act, in certain limited circumstances, dissenting holders of shares have the right to require us to purchase their shares.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2013.

	As of December 31, 2013 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Deposits	￦	81,532	￦	20,667	￦	25,856	￦	43,638	￦	10,648	￦	2,908	￦	185,249
Borrowings		10,104		1,792		2,152		1,795		3,816		791		20,450
Debt securities issued		1,111		2,865		3,065		4,711		24,848		5,709		42,309

Total	￦	92,747	￦	25,324	￦	31,073	￦	50,144	￦	39,312	￦	9,408	￦	248,008

Note:

(1)

Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings and debt securities issued, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2013 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

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

The following table sets forth our commitments and guarantees as of December 31, 2013. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2013 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Commitments to extend credit(1)	￦	69,382	￦	3,731	￦	351	￦	73,464
Commercial letters of credit(2)		2,912		125		8		3,045
Financial guarantees(3)		857		133		25		1,015
Performance guarantees(4)		8,107		2,618		325		11,050
Liquidity facilities to SPEs(5)		259		860		480		1,599
Acceptances(6)		495		2		12		509
Endorsed bills(7)		11,382		—		—		11,382
Other		1,004		32		152		1,188

Total	￦	94,398	￦	7,501	￦	1,353	￦	103,252

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

(6)	Acceptances represent guarantees by us to pay a bill of exchange drawn on a customer. We expect most acceptances to be presented, but reimbursement by the customer is normally immediate.

(7)	Endorsed bills represent notes transferred to third parties by us. We are obligated to fulfill the duty of payment if the person primarily liable does not honor the bill on the due date.

See also Note 44 of the notes to our consolidated financial statements included in this annual report.

ITEM 5.C.	Research and Development, Patents and Licenses

Not applicable.

ITEM 5.D.	Trend Information

These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E.	Off-Balance Sheet Arrangements

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

ITEM 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations, Commitments and Guarantees.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive director is as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Dong Woo Han	65	Chairman and Chief Executive Officer	March 23, 2011	March 2017

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Dong Woo Han is our Chairman and Chief Executive Officer. Prior to being elected to his current position on March 23, 2011, he was the vice-chairman of Shinhan Life Insurance from 2007 to 2009 and also served as the chief executive officer of Shinhan Life Insurance in 2002, a vice president of Shinhan Bank in 1999, a managing director of Shinhan Bank in 1995 and a director of Shinhan Bank in 1993. Mr. Han received a LL.B. degree from the College of Law, Seoul National University.

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

Our non-executive directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Jin Won Suh	63	Non-Executive Director	March 23, 2011	March 2015
Taeeun Kwon	73	Outside Director	March 23, 2011	March 2015
Kee Young Kim	76	Outside Director	March 23, 2011	March 2015
Seok Won Kim	67	Outside Director	March 23, 2011	March 2015
Hoon Namkoong	66	Outside Director and Chairman of Board of Directors	March 23, 2011	March 2015
Man Woo Lee	59	Outside Director	March 26, 2014	March 2016
Sang Kyung Lee	68	Outside Director	March 29, 2012	March 2015
Boo In Ko	72	Outside Director	March 28, 2013	March 2015
Jin Chung	77	Outside Director	March 26, 2014	March 2016
Haruki Hirakawa	49	Outside Director	March 23, 2011	March 2015
Philippe Aguignier	56	Outside Director	March 24, 2010	March 2015

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Kee Young Kim has been our outside director since March 23, 2011. Mr. Kim served as the President of Kwangwoon University from 2009 to 2013, an outside director of GS Holdings Corp. from 2004 to 2009 and an outside director of KTB Networks, currently renamed KTB Investment & Securities Co., Ltd., in 2003. Mr. Kim also was the dean of the Graduate School of Information, Yonsei University in 2000 and a professor at the School of Business, Yonsei University from 1979 to 2003. Mr. Kim received a Ph.D. in Business Administration from Washington University.

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

Hoon Namkoong has been our outside director since March 23, 2011 and is currently the Chairman of the Board of Directors. Mr. Namkoong served as an outside director of Samsung Electro-Magnetics Co., Ltd. from 2005 to 2014, an outside director of Korea Real Asset Management Company (KORAMCO) from 2009 to 2011, the chairman of Korea Life Insurance Association from 2005 to 2008, a member of the Monetary Policy Committee of the Bank of Korea from 2000 to 2004 and the chairman and president of the Korea Deposit Insurance Corporation from 1999 to 2000. Mr. Namkoong received a master’s degree Public Administration from the University of Wisconsin at Madison.

Man Woo Lee has been our outside director since March 26, 2014. Mr. Lee is currently a professor at Korea University Business School. Mr. Lee served as the chairman of the Korean Accounting Association from 2007 to 2008, the chairman of the Korean Academic Society of Taxation from 2006 to 2007 and a member of the Securities Listing Committee of the Korea Exchange from 2001 to 2007. Mr. Lee received a Ph.D. in Business Administration from the University of Georgia.

Sang-Kyung Lee has been our outside director since March 29, 2012. Mr. Lee currently serves as the representative attorney of the law firm WONJON. Prior to his current position, Mr. Lee served as the chief judge of the Constitutional Court of Korea. Mr. Lee received a bachelor’s degree in law from Chung-Ang University.

Boo In Ko has been our outside director since March 28, 2013. Mr. Ko is currently the chief executive officer of Sansei Co., Ltd. Mr. Ko served as an outside director of Shinhan Financial Group from 2009 to 2010, an outside director of Jeju Bank from 2005 to 2009, a director of Jeju International Convention Center in 2002, an advisor to the National Unification Advisory Council in 1998 and the vice chairman of the Korea Chamber of Commerce and Industry in Tokyo in 1998. Mr. Ko received a bachelor’s degree from Meiji University.

Jin Chung has been our outside director since March 26, 2014. Mr. Chung currently serves as the chairman of Jin Corporation. Mr. Chung served as the chairman and vice chairman of the Korean Residents Union in Japan from 2006 to 2012 and 2003 to 2006, respectively, the president of Daitou Co., Ltd. from 1978 to 1994 and the deputy president of Muramathu Co., Ltd. from 1959 to 1978. Mr. Chung received a bachelor’s degree in economics from Nihon University.

Haruki Hirakawa has been our outside director since March 23, 2011. Mr. Hirakawa currently serves as the chief executive officer of Hirakawa Shoji Co., Ltd. Prior to his current position, Mr. Hirakawa served as the chief executive officer of Shinei Shoji Co., Ltd. and Kokusai Kaihatus Co., Ltd. Mr. Hirakawa received a bachelor’s degree in political science and economics from Kinki University.

Philippe Aguignier has been our outside director since March 24, 2010. Mr. Aguignier was nominated by BNP Paribas and elected to our board of directors pursuant to the alliance agreement dated December 2001 between us and BNP Paribas. See “Item 7.B. Related Party Transactions.” Mr. Aguignier is currently the head of BNP Paribas Asia Retail Banking. Mr. Aguignier received a Ph.D. in Far Eastern Studies from Université Paris III (Inalco).

Any director wishing to enter into a transaction with Shinhan Financial Group including the subsidiaries in his or her personal capacity is required to obtain the prior approval of our Board of Directors. The director having an interest in the transaction may not vote at the meeting of our Board of Directors at which the relevant transaction is subject to vote for approval.

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position	In Charge of
Hyung Jin Kim	55	Deputy President and Chief Strategic Officer	Strategic Planning Team
			Global Business Strategy Team Future Strategy Research Institute Corporate Culture Development Team
Jae Gwang Soh	52	Deputy President	Synergy Management Team
			Information, Communication and Technology Planning Team
			Audit Team Smart Finance Team
Jung Kee Min	55	Deputy President and Chief Financial Officer	Finance Management Team Investor Relations Team Human Resource Team
Sin Gee Lee	57	Deputy President	Public Relations Team Corporate Social Responsibility Team Management Support Team
Young Jin Lim	53	Deputy President	Wealth Management Planning Office
Dong Hwan Lee	54	Deputy President	Corporate & Investment Banking Planning Office
Bo Hyuk Yim	53	Executive Vice President	Risk Management Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Hyung Jin Kim has been our Deputy President and Chief Strategic Officer since May 23, 2013. Mr. Kim previously served as president of Shinhan Data System. Mr. Kim also serves as a deputy president of Shinhan Bank. Mr. Kim received a bachelor’s degree in economics from Yeungnam University.

Jae Gwang Soh has been our Deputy President since April 18, 2011. Mr. Soh previously served as a deputy president of Shinhan Card in charge of risk management and held various posts at Shinhan Card and LG Card. Mr. Soh received a bachelor’s degree in business management from Korea University.

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

Young Jin Lim has been our Deputy President since May 27, 2013. Mr. Lim also serves as a deputy president of Shinhan Bank and a non-executive director of Shinhan Investment Corp. Mr. Lim received a bachelor’s degree in business management from Korea University.

Dong Hwan Lee has been our Deputy President since April 18, 2011. Mr. Lee previously served as deputy vice president of Shinhan Bank in charge of capital markets and held various posts at Shinhan Bank and Shinhan Financial Group. Mr. Lee also currently serves as an outside director of Shinhan Investment. Mr. Lee received a bachelor’s degree in business management from Yonsei University.

Bo Hyuk Yim has been our Executive Vice President since January 2, 2014. Mr. Yim previously served as our Managing Director in charge of risk management. Mr. Yim received a bachelor’s degree in business management from Korea University.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B.	Compensation

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2013 was ￦4.2 billion, consisting of ￦2.8 billion in salaries and wages and ￦1.4 billion in bonus payments.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us. We do not pay any severance payment to our chairman or directors upon their retirement, but we do, however, pay fixed sums of severance payment to other members of senior management pursuant to internal guidelines on severance payments to members of senior management. In 2013, we accrued ￦100 million for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below in “Item 6.E. Share Ownership — Stock Options.” For options granted prior to March 19, 2008, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. These options are subject to a vesting period of two or three years from the grant date and require continued employment for two to three years. Upon vesting, options may be exercised during a period commencing two or three years from the grant date and ending four years thereafter. As of December 31, 2013, we recorded ￦16 million in accrued expense for the stock options granted to our directors and management under our incentive stock option plan. Effective April 1, 2010, we ceased granting stock options.

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

Since April 1, 2010, in addition to the performance units, we also grant “performance shares” to certain high-ranking officers of select group companies. The performance shares are conceptually similar to the performance units granted since April 1, 2010, in that the number of performance shares is based on the operating and financial performance of the relevant group company, except that the number of performance shares granted is adjusted on the basis of the movements in the market price of our shares. In addition, while the performance shares are paid out in cash at the end of the adjustment period, the grantee is contractually required to use the payout solely to purchase our shares in the market at the then-prevailing market price.

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

As of December 31, 2013, we recognized ￦1.2 billion and ￦1.8 billion as accrued expenses for performance units and performance shares, respectively.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in November 2013, we are required to disclose in our Korean annual report the individual annual compensation paid by us to our directors and auditors if such individual annual compensation is ￦500 million or greater. In 2013, Dong Woo Han, our Chairman and Chief Executive Officer, received ￦1,398 million in annual compensation, which consisted of ￦981 million in salaries and wages and ￦418 million in bonus payments. He also currently holds 15,020 performance units and 15,020 performance shares. The exercisability of these performance units and performance shares into cash and our common shares, as well as the respective amounts thereof, will be determined based on a review of our business performance and share price movements during the period from 2011 to 2015.

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

Board Steering Committee

The Board Steering Committee currently consists of five directors, namely Boo In Ko, Kee Young Kim, Seok Won Kim and Jin Chung and the Chairman of our group. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

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

Audit Committee

The Audit Committee currently consists of four outside directors, namely Taeeun Kwon, Seok Won Kim, Man Woo Lee and Sang Kyung Lee. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Compensation Committee

The Compensation Committee currently consists of four directors, namely Seok Won Kim, Hoon Namkoong, Haruki Hirakawa, and Man Woo Lee. At least one-half of the members of this committee must be outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

Corporate Governance and Chief Executive Officer Recommendation Committee

The Corporate Governance and Chief Executive Officer (CEO) Recommendation Committee was established in March 2012 and currently consist of six directors, namely Taeeun Kwon, Sang Kyung Lee, Hoon Namkoong, Philippe Aguignier, Bo In Ko and the Chairman of our group. This committee is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior, size of the board of directors and other matters necessary for improving our overall corporate governance structure), as well as recommendation of the nominees for the president and/or chief executive officer of our group and development, operation and review of our management succession plan, including setting the qualifications for the CEO, evaluating CEO candidate pool and recommending CEO candidates. The chairperson of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Outside Director Recommendation Committee

Members of this committee will be appointed by our board of directors if and only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.

Audit Committee Member Recommendation Committee

Members of this committee must be outside directors and will be appointed by our board of directors on an as-needed basis to recommend and nominate candidates for our audit committee member positions and related matters. This committee recommends candidates for the members of the Audit Committee and is required to act on the basis of a two-thirds vote of the members present.

ITEM 6.D.	Employees

At the holding company level, we had 148, 147 and 142 regular employees as of December 31, 2011, 2012 and 2013, respectively, almost all of whom are employed within Korea. Our subsidiaries had 17,932, 20,197 and 21,478 regular employees as of December 31, 2011, 2012 and 2013, respectively, almost all of whom are employed within Korea. In addition, we had ten, nine and nine non-regular employee at the holding company level as of December 31, 2011, 2012 and 2013, respectively, and 4,780, 3,343 and 2,318 non-regular employees at the subsidiary level as of December 31, 2011, 2012 and 2013, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 0.25% were managerial or executive employees.

8,330 employees of Shinhan Bank, 330 employees of Jeju Bank and 1,590 employees of Shinhan Investment were members of the Korea Securities Trade Union as of December 31, 2013. 2,536 employees of Shinhan Card and 1,187 employees of Shinhan Life were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2013.

Under Korean law, we may not terminate full time employees except under certain circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages and contribute 4.5% of employees’ wages which are deducted from such wages to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2011, 2012 and 2013, we recognized liabilities for defined benefit obligations of ￦275 billion, ￦222 billion and ￦118 billion, respectively. See Note 26 of the notes to our consolidated financial statements.

ITEM 6.E.	Share Ownership

As of December 31, 2013, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 714,519 shares of our common stock representing approximately 0.15% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Stock Options

We have granted stock options to certain of the directors and officers of the holding company and its subsidiaries. For all such options that are currently outstanding, we pay in cash the difference between the exercise and the market price at the date of exercise. The following table is the breakdown of outstanding stock options with respect to our common stock that we have granted to our directors and officers, describing the grant dates, positions held by such directors and officers, exercise period, price and the number of options as of April 8, 2014.

		Exercise Period
	Grant Date	From	To	Exercise Price (In Won)	Number of Granted Options	Number of Options Outstanding
Shinhan Financial Group
Hyung Jin Kim	3/19/2008	3/19/2011	3/18/2015	49,053	6,386	6,386
(Deputy President)
Jae Gwang Soh	3/19/2008	3/19/2011	3/18/2015	49,053	5,989	5,989
(Deputy President)
Shinhan Bank
Jin Won Suh	3/19/2008	3/19/2011	3/18/2015	49,053	17,600	17,600
(President & Chief Executive Officer)
Shinhan Card
Sung Ho Wi	3/19/2008	3/19/2011	3/18/2015	49,053	7,100	7,100
(President & Chief Executive Officer)
Jae Jeong Lee	3/19/2008	3/19/2011	3/18/2015	49,053	2,495	2,495
(Deputy CEO)
O Heum Kwon	3/19/2008	3/19/2011	3/18/2015	49,053	2,495	2,495
(Deputy CEO)
Sung Ha Cho	3/19/2008	3/19/2011	3/18/2015	49,053	2,495	2,495
(Deputy CEO)
Shinhan Investment Corp.
Kyeong Ho Chu	3/19/2008	3/19/2011	3/18/2015	49,053	2,131	2,131
(Vice President)
Seok Hun Park	3/19/2008	3/19/2011	3/18/2015	49,053	1,937	1,937
(Vice President)
Total					48,628	48,628

In addition, members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2013, the employee stock ownership association owned 19,332,502 shares of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2013.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service(1)	41,795,962	8.81
BNP Paribas SA	25,356,276	5.35
Shinhan Financial Group Employee Stock Ownership Association	19,332,502	4.08
Saudi Arabian Monetary Agency	17,112,570	3.61
Citibank, N.A. (ADR Department)	12,143,776	2.56
The Government of Singapore	9,612,739	2.03
The Lazard Funds Inc.	9,094,314	1.92
Samsung Asset Management	6,023,595	1.27
Mizuho	5,955,000	1.26
Abu Dhabi Investment Authority	5,550,669	1.17
Dimensional Emerging Markets Value Fund	5,415,719	1.14
Others	316,806,465	66.80

Total	474,199,587	100.00

Note:

(1)

As of December 31, 2013, National Pension Service held 2,000,000 shares, or 18.02% of our Series 12 redeemable preferred stock, which we issued in April 2011. The redeemable preferred stock does not carry voting rights.

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

As of December 31, 2013, 474,199,587 common shares and 11,100,000 Series 12 redeemable preferred shares are currently issued and outstanding. See “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

As of December 31, 2013, the latest date on which we closed our shareholders’ registry, 507 shareholders of record were notated as U.S. persons, holding in the aggregate 21.9% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing one shares of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

ITEM 7.B.	Related Party Transactions

Since the beginning of the preceding three financial years, none of our directors or officers has or had any transactions with us that are or were unusual in their nature or conditions or significant to our business, other than as set forth below and also described in Note 46 to our consolidated financial statements included in this annual report.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ￦155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2013, BNP Paribas Group held 25,356,276 shares, or 5.35%, of our total common stock.

As of December 31, 2011, 2012 and 2013, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ￦2.1 billion, ￦3.2 billion and ￦4.6 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

As of December 31, 2013, we and our subsidiaries were defendants in pending lawsuits (including any government proceedings) in the aggregate claim amount of ￦631 billion, for which we recorded a provision of ￦106 billion.

Due to a global economic slowdown and a deteriorating Korean stock market in the second half of 2008, investment funds whose performance was tied to domestic and foreign stock market indices experienced a sharp fall in their rates of return. Consequently, investors in these funds brought lawsuits against commercial banks in Korea that sold such investment fund products based on the allegation that such banks used defective sales practices in selling such products, such as failing to comply with disclosure requirements or unfairly inducing them to invest in such products. For example, in 2009, we, like other commercial banks that sold similar products, became a defendant in lawsuits in connection with the sale of foreign currency derivatives products known as “KIKOs,” which stands for “knock-in knock-out,” to certain of our customers comprised mostly of small- and medium-sized enterprises. The KIKOs, which are intended to be hedging instruments, operate so that if the value of Korean Won increases to a certain level, we are required to pay the purchasers a certain amount, and if the value of Korean Won falls below a certain level, the purchasers of KIKOs are required to pay us a certain amount. As the Korean Won significantly depreciated against the U.S. Dollar in the second half of 2008, purchasers of KIKOs were required under the relevant contracts to make large payments to us, and some of such purchasers filed lawsuits to nullify their obligations under the allegation that we did not sufficiently disclose the risks in investing in KIKOs and unfairly induced them to make such investments. As of December 31, 2013, at the lower court level, we had won 16 of 35 KIKO-related cases and partially lost five cases, with 14 cases pending. If we lose our cases on appeal, the court may nullify the contracts under which KIKO products were sold and order us to return payments received from the customers. As of December 31, 2013, the aggregate amount of the outstanding KIKO-related claims was ￦164.9 billion, for which we set aside ￦18.1 billion as allowance.

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

In March 2008, the Korea Federation of Banks, together with 16 banks, including Shinhan Bank, brought a joint claim against the Fair Trade Commission of Korea (the “FTC”) in the Seoul High Court for an order invalidating the FTC’s recent measures recommending banks to use a revised standard contract for loan transactions (the “FTC Recommendation”). On April 6, 2011, the Seoul High Court dismissed the claim for invalidation on the grounds that (i) the terms of the previous standard contract, which provide that banks and customers shall “mutually agree” on the party responsible for bearing the stamp duty, costs and expenses associated with the establishment and registration of the mortgage in connection with bank loans, are unfair and (ii) the revised standard contract recommended by the FTC Recommendation, which expressly sets out the specific parties responsible for bearing each of the itemized costs and expenses associated with bank loans, is fair and legitimate. In particular, the Seoul High Court noted that the previous standard form contract is unfair because a bank may abuse its advantageous position as a lender by requiring customers to bear the costs that should have be borne by the bank in loan transactions. Since July 1, 2011, banks in Korea have been using the revised standard form contract pursuant to the FTC Recommendation, the terms of which require the costs and expenses associated with the establishment and registration of the right to collateral security in connection with bank loans to be borne by a specified party (either the bank or the customer) depending on the nature of the costs and expenses. Certain of Shinhan Bank’s customers have filed lawsuits against Shinhan Bank which are currently pending, alleging that it should return the mortgage registration expenses paid by such customers under mortgage loan agreements that did not reflect the amendments instituted by the Korea Fair Trade Commission. As of December 31, 2013, there were 86 such cases outstanding for a total amount in dispute of ￦11.4 billion. There is no assurance that additional lawsuits will not be filed against Shinhan Bank on similar or other grounds, and the final outcome of the existing and any such new litigation remains uncertain.

In May 2011, Shinhan Bank commenced an action against Dongah Construction Industrial Co., Ltd. (“Dongah”) and two of its employees in connection with such employees’ embezzlement of ￦89.8 billion from funds held in a trust account managed by Shinhan Bank on behalf of Dongah’s creditors. Through the action, Shinhan Bank sought, among other things, a declaratory judgment finding that Shinhan Bank is not liable for the embezzlement on the basis that Shinhan Bank properly remitted the trust funds at issue in accordance with the release instruction duly executed by the employees of Dongah. Shinhan Bank further claimed compensation for damages from the employees of Dongah in the amount of ￦89.8 billion. Dongah, in its counterclaim, alleged that Shinhan Bank should reinstate the embezzled funds on the grounds that Shinhan Bank, as the trustee, did not manage the trust account properly and thereby caused reduction in trust funds. In May 2011, the Seoul Central District Court dismissed Shinhan Bank’s claim, ruling that Shinhan Bank’s transfer of the funds was not in accordance with the terms of the trust agreement and therefore, inappropriate. The court concurrently admitted Dongah’s counterclaim and ordered Shinhan Bank to restore the embezzled trust funds by depositing ￦89.8 billion, while accepting Shinhan Bank’s claim for compensatory damages against the employees of Dongah in the amount of ￦89.8 billion and interest accrued thereon (except the claim for loss incurred by delay). Shinhan Bank appealed to the Seoul High Court alleging that Shinhan Bank is not liable for the embezzlement or, in the alternative, that Dongah should reinstate ￦42.7 billion as unjust profits since such funds were eventually credited to the account of Dongah by its employees and pay damages to Shinhan Bank in the amount of ￦18.8 billion for Dongah’s failure to properly manage and supervise its employees. In April 2012, the Seoul High Court dismissed Shinhan Bank’s claim that it was not liable for the embezzlement and ordered Shinhan Bank to restore the embezzled trust funds by depositing ￦96.2 billion (representing the principal amount of the embezzled funds and profit that would have been earned by the trust account through March 13, 2012 absent the embezzlement) and paying interest on such deposit amount until the date on which such amount is deposited in full. The Seoul High Court, however, admitted Shinhan Bank’s alternative claim and ordered Dongah to pay ￦61.5 billion (representing the sum of ￦42.7 billion and ￦18.8 billion claimed by Shinhan Bank as described above) and interest accrued thereon to Shinhan Bank. Pursuant to the ruling of the Seoul High Court, Shinhan Bank has deposited ￦96.8 billion to the trust account managed by Shinhan Bank on behalf of Dongah’s creditors. Shinhan Bank subsequently appealed to the Supreme Court of Korea. In addition, the Financial Supervisory Service commenced an investigation of Shinhan Bank in connection with this incident, and, in July 2012, issued an institutional warning against Shinhan Bank. The above lawsuit is currently pending in the Supreme Court of Korea.

The Financial Supervisory Service conducted a comprehensive audit of Shinhan Bank from November to December 2012, and in July 2013, notified Shinhan Bank of an institutional caution, imposed disciplinary actions against 65 Shinhan Bank employees and assessed a fine of ￦87.5 million after finding that Shinhan Bank had illegally monitored customer accounts, breached confidentiality with respect to certain financial transactions and violated its obligation to disclose and report an investment in an affiliated company to the Financial Services Commission. Furthermore, in March 2013 the Financial Supervisory Service conducted a special audit of Shinhan Bank as to an alleged malfunctioning of its financial computer network and in December 2013, notified Shinhan Bank of an institutional caution and imposed disciplinary actions against five Shinhan Bank employees after finding that Shinhan Bank did not properly maintain its information technology administrator account and vaccine server.

The Financial Supervisory Service also conducted a special audit of Shinhan Card, together with BC Card and KB Kookmin Card, from June to July 2013, in relation to alleged imperfect sales of insurance products, and in March 2014, issued an institutional warning against each of the three credit card companies based on a finding that card customers were provided inadequate or misleading disclosures regarding the risks relating to such products at the time of sale. The Financial Supervisory Service also imposed disciplinary actions against three Shinhan Card employees and assessed a fine of ￦10 million against Shinhan Card as well as similar sanctions against BC Card and KB Kookmin Card.

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

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since 2009, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since 2009.

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(Shares)			(ADSs)
2009	49,550	20,500	3,219,298	86.42	26.25	115,649
2010	53,600	39,250	1,830,799	93.82	66.31	53,391
2011	53,800	36,150	1,749,097	101.33	61.77	51,671
First Quarter	53,800	46,350	1,696,713	95.65	82.76	43,879
Second Quarter	52,500	46,250	1,970,879	97.40	85.29	58,282
Third Quarter	52,900	36,150	1,842,548	101.33	61.77	58,528
Fourth Quarter	46,250	37,300	1,487,274	84.00	62.92	45,640
2012(1)	47,000	33,350	1,167,012	42.22	31.25	39,369
First Quarter	47,000	38,650	1,250,825	84.44	67.34	44,454
Second Quarter	44,650	37,000	1,031,253	79.08	62.79	28,073
Third Quarter	40,900	33,350	1,372,606	72.84	58.54	31,853
Fourth Quarter	38,950	33,550	968,017	36.64	31.25	53,217
2013	48,650	35,950	969,961	45.70	30.82	66,410
First Quarter	42,650	37,650	1,083,492	39.32	33.60	77,668
Second Quarter	40,700	35,950	951,656	36.26	30.82	96,414
Third Quarter	44,850	37,300	876,582	42.34	32.58	49,804
Fourth Quarter	48,650	42,150	969,944	45.70	40.06	42,457
October	48,650	43,800	1,158,945	45.61	40.63	38,189
November	46,800	42,150	817,671	43.87	40.06	37,159
December	47,500	43,900	931,378	45.70	41.27	52,178
2014 (through April 11)	47,000	42,000	962,483	44.85	39.44	57,384
January	46,600	43,000	1,007,697	43.77	39.77	63,164
February	45,250	42,000	972,797	41.79	39.44	74,470
March	47,000	43,500	909,929	43.95	40.24	45,706
April (through April 11)	47,000	45,500	961,711	44.85	42.74	35,072

Source:	Korea Exchange; New York Stock Exchange

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

The Korea Exchange was established in a form of a limited liability stock company in accordance with the Korean Commercial Code with the minimum paid-in capital of ￦100 billion in accordance with the Financial Investment Services and Capital Markets Act. Historically, the Korea Exchange was the only exchange authorized under the Financial Investment Services and Capital Markets Act. On May 28, 2013, however, the Financial Investment Services and Capital Markets Act was amended to implement a license system under which a license may be granted to an exchange upon satisfaction of certain requirements. In addition, the Financial Services Commission has authorized the establishment of alternative trading systems that engage in the trading of listed beneficial certificates, among other things, for a multiple number of parties through electronic means. Notwithstanding the foregoing regulatory developments, the Korea Exchange is presently the only duly licensed exchange in Korea and there have been no definitive developments regarding newly licensed exchanges or alternative trading systems in Korea. The Korea Exchange operates and supervises four market divisions, the KRX KOSPI Market Division, the KRX KOSDAQ Market Division, the KRX Futures Market Division and the KRX KONEX Market Division. It has its principal office in Busan.

As of December 31, 2013, the aggregate market value of equity securities listed on the KOSPI was approximately ￦1,186 trillion. The average daily trading volume of equity securities for 2013 was approximately 328 million shares with an average transaction value of ￦3,993 billion.

Even though the Financial Investment Services and Capital Markets Act prescribed that the Korea Exchange be established in a form of a limited liability stock company, the Korea Exchange is expected to play a public role as a public organization. In order to safeguard against a possible conflict, the Financial Investment Services and Capital Markets Act has placed restrictions on the ownership and operation of the Korea Exchange and any newly established exchanges approved by the Financial Services Commission as follows:

•

Any person’s ownership of shares in the Korea Exchange is limited to 5% or less except for an investment trust company or investment company established under the Financial Investment Services and Capital Markets Act, or the Korean government. However, more than 5% ownership in Korea Exchange is permitted if necessary for forming a strategic alliance with a foreign stock or futures exchange and such amount of ownership is approved by the Financial Services Commission on grounds that such ownership may contribute to the efficiency and soundness of capital markets and the distribution of shares held by shareholders;

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

	Opening(1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1,383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014 (through April 11)	1,967.19	2,008.61	1,886.85	1,997.44

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price	Rounded Down to Won
Less than 1,000	1
1,000 to less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

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

		Total Market Capitalization		Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)

2000	704	188,041,490	148,414,751	306,163	2,602,211	2,053,837
2001	689	255,850,070	194,784,979	473,241	1,997,420	1,520,685
2002	683	258,680,756	218,056,778	857,245	3,041,598	2,563,937
2003	684	355,362,626	298,123,008	542,010	2,216,636	1,859,594
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005	702	655,074,595	648,588,708	467,629	3,157,662	3,126,398
2006	731	704,587,508	757,620,976	279,096	3,435,180	3,693,742
2007	746	951,917,907	1,017,223,666	363,846	5,540,151	5,920,229
2008	765	576,927,703	457,153,489	355,440	5,190,180	4,112,663
2009	770	887,935,183	763,060,356	485,657	5,795,552	4,980,495
2010	777	1,141,885,458	1,009,981,831	380,859	5,619,768	4,970,607
2011	791	1,041,999,162	899,438,206	353,760	6,863,146	5,924,166
2012	784	1,154,294,167	1,085,638,395	486,480	4,823,643	4,536,739
2013	777	1,185,973,724	1,123,826,139	328,325	3,993,422	3,784,158
2014 (through April 11)	775	1,189,691,462	1,149,016,285	235,844	3,786,923	3,657,450

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

Violation of these reporting requirements may subject a person to criminal sanctions such as administrative sanctions, fines, imprisonment and/or a loss of voting rights with respect to the portion of ownership of Equity Securities exceeding 5% of the total outstanding shares. In addition, the Financial Services Commission may order the disposal of the unreported Equity Securities. Any persons who reports management control as the purpose for its holdings is prohibited from acquiring additional shares or from exercising voting rights during the following five days following the reporting date.

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

General

As of December 31, 2013 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. See “— Description of Preferred Stock — Redeemable Preferred Stock (Series 10)” and “— Description of Preferred Stock — Redeemable Convertible Preferred Stock (Series 11).” As of December 31, 2013 and as of the date hereof, the number of our issued and outstanding common shares was 474,199,587.

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

Preemptive Rights and Issuance of Additional Shares

Unless otherwise provided in the Korean Commercial Code, a company may issue authorized but unissued shares at such times and upon such terms as the board of directors of the company may determine. The company must offer the new shares on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders’ register as of the record date. Our shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. However, as provided in the Articles of Incorporation, we may issue new shares by resolution of board of directors to persons other than existing shareholders if those shares are (1) publicly offered (where the number of such shares so offered may not exceed 50% of our total number of issued and outstanding shares); (2) preferentially allocated to the members of the ESOA pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act; (3) issued for the purpose of issuing depositary receipts pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act (where the number of such shares so issued may not exceed 50% of our total number of issued and outstanding shares); (4) issued to directors or employees as a result of exercise of stock options we granted to them pursuant to the Korean Commercial Code; (5) issued to a financial investment company, a private equity fund or a special purpose company under the Financial Investment Services and Capital Markets Act; or (6) issued to any specified foreign investors, foreign or domestic financial institutions or alliance companies for operational needs such as introduction of advanced financial technology, improvement of its or subsidiaries’ financial structure and funding or strategic alliance (where such number of shares so issued may not exceed 50% of our total number of issued and outstanding shares). Under the Korean Commercial Code, a company may vary, without stockholders’ approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders’ register is closed) prior to the record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before such deadline, the shareholder’s preemptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur. Under the Financial Investment Services and Capital Markets Act, if a listed company intends to issue new shares by way of allotment to shareholders, it must issue a certificate of preemptive right to the newly issued shares. Furthermore, the company must list the newly issued shares on the Korea Exchange for a certain period of time or designate a securities company to broker and/or deal in such newly issued shares in order to ensure that they are properly distributed. In the event certain shareholder forfeit their right to subscribe to newly issued shares, the company may allot the forfeited shares to a third party under certain conditions, including in relation to the purchase price of such shares, although in principle, the company must withdraw the forfeited shares. Under the

Korean Commercial Code, when a company issues new shares by way of allotment to a third party, it must also notify its stockholders or make public notice of the conditions and other details of such new shares not less than two weeks prior to their subscription payment date. Under the Financial Investment Services and Capital Markets Act, however, a listed company may substitute such notification or public notice by disclosing the material fact in a report publicly filed with the listing authorities.

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2013, the ESOA owned 18,787,067 shares of our common stock.

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

Preferred Stock

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

If you are subject to tax on capital gains with respect to a sale of common shares or ADSs, the purchaser or, in the case of a sale of common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, the financial investment company is required to withhold Korean tax from the sales proceeds in an amount equal to 11% (including local income surtax) of the gross realization proceeds and to remit the withheld tax to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition costs and certain direct transaction costs associated with common shares or ADSs. See the discussion under “— Tax Treaties” below for an explanation of claiming treaty benefits.

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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser, the financial investment company, or other withholding agent, as the case may be, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser, the financial investment company, or other withholding agent, as the case may be, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an “application for entitlement to reduced tax rate”, and in the case for exemption from withholding tax, an “application for tax exemption”) with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions (together, the “BO application”). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle that is not the beneficial owner of such income (an “OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2013, and we do not expect to be a PFIC in 2014 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets.

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

See “Item 4.B. Business Overview —Risk Management” for quantitative and qualitative disclosures about market risk.

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

Depositary Payments for the Fiscal Year 2013

In 2013, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	20,191.52
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	40,328.66
Legal expenses	US$	1,782.00
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection to the preparation of our Form 20-F for the fiscal year 2012	US$	538,619.32

Total:	US$	600,921.50

Note: The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2013 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2013. The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2013. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting during 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee currently consists of four outside directors, namely Taeeun Kwon, Man Woo Lee, Sang Kyung Lee and Seok Won Kim. Our board of directors has determined that Taeeun Kwon, the chairman of our Audit Committee, and Man Woo Lee are “audit committee financial experts”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Taeeun Kwon, Man Woo Lee, Sang Kyung Lee and Seok Won Kim are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2011, 2012 and 2013, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2011		2012		2013
	(In millions of Won)
Audit fees	￦	6,193	￦	5,909	￦	5,004	Audit service for Shinhan Financial Group and its subsidiaries.
Tax fees		317		116		171	Tax return and consulting advisory service.
All other fees		—		—		—	All other services which do not meet the two categories above.

Total	￦	6,510	￦	6,025	￦	5,175

Our audit committee generally pre-approves all engagements of our principal accountants pursuant to policies and procedures adopted by it. Our audit committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests must in the first instance be submitted as follows: (i) in the case of audit and non-audit services for our holding company, to our Planning & Financial Management subject to reporting to our

Chief Financial Officer; and (ii) in the case of audit and non-audit services for our subsidiaries, to our Audit and Compliance Team subject to reporting to the Senior Executive Vice President of Audit & Compliance Team. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to the Audit Committee for consideration. To facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority of the following: (i) permitted non-audit services to our holding company, (ii) audit services to our subsidiaries and (iii) permitted non-audit services to our subsidiaries, to one of its members who is “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such member in our case is Mr. Taeeun Kwon, the chairman of our Audit Committee, and he is required to report any approvals made by them to the Audit Committee at its next meeting. Our Audit Committee meets regularly once every quarter.

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

A nomination/corporate governance committee is not required under Korean law. However, in March 2012, we established the Corporate Governance and Chief Executive Officer Recommendation Committee, which is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior, size of the board of directors and other matters necessary for improving our overall corporate governance structure), as well as recommendation of the nominees for the president and/or chief executive officer of our group and development, operation and review of our management succession plan, including setting the qualifications for the CEO, evaluating CEO candidate pool and recommending CEO candidates. The chairperson of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Compensation Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to have a compensation committee which is composed entirely of independent directors. In January 2013, the SEC approved amendments to the listing rules of NYSE and NASDAQ regarding the independence of compensation committee members and the appointment, payment and oversight of compensation consultants. The listing rules were adopted as required by Section 952 of the Dodd-Frank Act and rule 10C-1 of the Securities Exchange Act of 1934, as amended, which direct the national securities exchanges to prohibit the listing of any equity security of a company that is not in compliance with the rule’s compensation committee director and advisor independence requirements. Certain elements of the listing rules became effective on July 1, 2013 and companies listed on the NYSE must comply with such listing rules by the earlier of the company’s first annual meeting after January 15, 2014, or October 31, 2014.

While no such requirement currently exists under applicable Korean law or listing standards, such committee is recommended to be established under the model guidelines set by the Financial Supervisory Service in relation to executives’ performance pay.

We currently have a compensation committee, which is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee consists of four members, all of whom are outside directors and satisfy the independent director requirements as set forth in Rule 10A-3 under the Exchange Act.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As a foreign private issuer, we are exempt from this requirement. While we have not adopted official corporate governance guidelines, our board of directors, outside director recommendation committee and the board steering committee review and determine corporate policies as needed to ensure efficient and transparent corporate governance practices. Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a code of ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, as well as all financial, accounting and other officers of Shinhan Financial Group and its subsidiaries that are involved in the preparation and disclosure of Shinhan Financial Group’s consolidated financial statements and internal control of financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We have also adopted an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics applicable to our executive officers as well as the financial officers of the holding company and its subsidiaries is available on our website www.shinhangroup.com. Several of our subsidiaries, including Shinhan Bank, Shinhan Investment and Shinhan Life Insurance, currently also have their own codes of business conduct and ethics.

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

Date: April 30, 2014

SHINHAN FINANCIAL GROUP CO, LTD.

By:	/s/ Dong Woo Han
	Name:	Dong Woo Han
	Title:	Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited the Group’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 2 to the consolidated financial statements, the Group applied the amendments to IAS 19 Employee Benefits and recognized remeasurements in other comprehensive income, and the Group adopted IFRS 10 Consolidated Financial Statements to determine the scope of consolidation. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative information of the consolidated financial statements for the year ended December 31, 2012, and the consolidated statement of comprehensive income, changes in equity and cash flows for the year ended December 31, 2011.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 30, 2014

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of January 1, 2012 and December 31, 2012, 2013

	Note	January 1, 2012 (restated)		December 31, 2012 (restated)	December 31, 2013
	(In millions of won)
Assets
Cash and due from banks	4,8,20	￦	14,799,035	13,507,249	16,472,509
Trading assets	4,9,20		14,520,784	16,654,255	18,033,298
Financial assets designated at fair value through profit or loss	4,10,20		1,800,846	2,542,333	3,360,765
Derivative assets	4,11		2,321,301	2,170,765	1,717,468
Loans, net	4,12,20		193,229,389	200,288,636	205,722,718
Available-for-sale financial assets	4,13,20		34,015,741	36,283,918	33,604,301
Held-to-maturity financial assets	4,13,20		11,894,664	11,659,682	11,031,307
Property and equipment, net	14,20		2,993,860	3,108,457	3,214,303
Intangible assets, net	15		4,203,460	4,195,496	4,226,378
Investments in associates	16		248,848	298,518	328,567
Current tax receivable			9,022	14,128	6,184
Deferred tax assets	42		31,464	99,964	196,780
Investment properties, net	17		515,362	778,505	690,257
Other assets, net	4,18		10,948,286	13,282,907	12,449,193
Assets held for sale			15,792	54,412	242,815

Total assets		￦	291,547,854	304,939,225	311,296,843

Liabilities
Deposits	4,21	￦	166,243,830	173,295,702	178,809,881
Trading liabilities	4,22		704,418	1,370,723	1,258,283
Financial liabilities designated at fair value through profit or loss	4,23		3,298,409	4,822,197	5,909,130
Derivative liabilities	4,11		1,972,197	1,904,044	2,026,534
Borrowings	4,24		20,255,421	19,518,040	20,142,908
Debt securities issued	4,25		39,735,249	38,838,467	37,491,439
Liability for defined benefit obligations	26		275,435	222,333	117,655
Provisions	27		869,632	747,885	750,283
Current tax payable			568,074	253,524	239,174
Deferred tax liabilities	42		21,816	41,746	14,625
Liabilities under insurance contracts	28		10,867,254	13,418,559	15,656,455
Other liabilities	4,29		19,816,727	21,592,861	19,020,815

Total liabilities			264,628,462	276,026,081	281,437,182

Equity	30
Capital stock			2,645,053	2,645,053	2,645,053
Other equity instrument			238,582	537,443	537,443
Capital surplus			9,886,849	9,887,199	9,887,335
Capital adjustments			(392,654)	(393,097)	(393,128)
Accumulated other comprehensive income			1,032,780	980,121	671,807
Retained earnings			11,046,478	12,715,172	14,194,163

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			24,457,088	26,371,891	27,542,673
Non-controlling interests	30		2,462,304	2,541,253	2,316,988

Total equity			26,919,392	28,913,144	29,859,661

Total liabilities and equity		￦	291,547,854	304,939,225	311,296,843

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011, 2012 and 2013

	Note	2011 (restated)		2012 (restated)	2013
		(In millions of won)
Interest income		￦	13,780,714	13,998,109	12,588,015
Interest expense			(6,700,743)	(7,018,391)	(5,985,159)

Net interest income	32		7,079,971	6,979,718	6,602,856

Fees and commission income			3,557,132	3,491,104	3,489,624
Fees and commission expense			(1,797,961)	(1,947,959)	(2,103,269)

Net fees and commission income	33		1,759,171	1,543,145	1,386,355

Net insurance loss	28		(119,201)	(209,303)	(379,322)
Dividend income	34		208,860	174,325	158,016
Net trading income	35		(131,848)	607,861	77,034
Net foreign currency transaction gain			13,874	280,028	296,187
Net loss on financial instruments designated at fair value through profit or loss	36		171,911	(532,070)	(122,020)
Net gain on sale of available-for-sale financial assets	13		846,345	535,578	700,609
Impairment losses on financial assets	37		(982,958)	(1,416,220)	(1,339,897)
General and administrative expenses	38		(3,984,128)	(4,061,576)	(4,202,550)
Net other operating expenses	40		(538,382)	(723,519)	(539,687)

Operating income			4,323,615	3,177,967	2,637,581

Equity in income of associates	16		57,790	27,538	7,286
Other non-operating income (loss), net	41		(37,614)	25,131	37,268

Profit before income taxes			4,343,791	3,230,636	2,682,135
Income tax expense	42		(956,580)	(738,727)	(622,565)

Profit for the year	30,43		3,387,211	2,491,909	2,059,570

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations			16,120	(84,917)	(57,845)
Net change in unrealized fair value of available-for-sale financial assets			(460,437)	13,441	(270,103)
Equity in other comprehensive income of associates			2,717	4,097	(4,811)
Net change in unrealized fair value of cash flow hedges			1,429	15,655	6,089
Other comprehensive income (loss) of separate account			(579)	570	(1,829)

			(440,750)	(51,154)	(328,499)

Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(114,578)	179	18,599

Total other comprehensive loss, net of income tax	30		(555,328)	(50,975)	(309,900)

Total comprehensive income for the year		￦	2,831,883	2,440,934	1,749,670

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income — (Continued)

For the years ended December 31, 2011, 2012 and 2013

	Note	2011 (restated)		2012 (restated)	2013
		(In millions of won, except earnings per share)
Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43	￦	3,214,124	2,321,890	1,902,808
Non-controlling interest			173,087	170,019	156,762

		￦	3,387,211	2,491,909	2,059,570

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	2,659,464	2,269,231	1,594,494
Non-controlling interest			172,419	171,703	155,176

		￦	2,831,883	2,440,934	1,749,670

Earnings per share:	30,43
Basic earnings per share in won		￦	6,195	4,684	3,819

Diluted earnings per share in won		￦	6,065	4,684	3,819

See accompanying notes to the consolidated financial statement

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2011, 2012 and 2013

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd								Non-controlling interests	Total
	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total
	(In millions of won)
Balance at January 1, 2011	￦	2,589,553	—	8,834,971	(390,853)	1,629,495	12,071,221	24,734,387	2,460,838	27,195,225
Changes in accounting policy		—	—	—	—	(44,507)	44,507	—	—	—
Restated Balance at January 1, 2011		2,589,553	—	8,834,971	(390,853)	1,584,988	12,115,728	24,734,387	2,460,838	27,195,225
Profit for the period		—	—	—	—	—	3,214,124	3,214,124	173,087	3,387,211
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	16,086	—	16,086	34	16,120
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(460,200)	—	(460,200)	(237)	(460,437)
Equity in other comprehensive income of associates		—	—	—	—	2,717	—	2,717	—	2,717
Net change in unrealized fair value of cash flow hedges		—	—	—	—	1,429	—	1,429	—	1,429
Other comprehensive income of separate account		—	—	—	—	(579)	—	(579)	—	(579)
Remeasurements of the defined benefit liability		—	—	—	—	(114,113)	—	(114,113)	(465)	(114,578)

		—	—	—	—	(554,660)	—	(554,660)	(668)	(555,328)

Total comprehensive income for the period		—	—	—	—	(554,660)	3,214,124	2,659,464	172,419	2,831,883

Transactions with owners, etc
Dividends		—	—	—	—	—	(586,236)	(586,236)	—	(586,236)
Dividends to hybrid bonds		—	—	—	—	—	(2,594)	(2,594)	—	(2,594)
Issuance of preferred stock		55,500	—	1,050,664	—	—	—	1,106,164	—	1,106,164
Issuance of hybrid bonds		—	238,582	—	—	—	—	238,582	—	238,582
Redemption of preferred stock		—	—	—	—	—	(3,752,679)	(3,752,679)	—	(3,752,679)
Change in other capital surplus		—	—	1,214	—	—	—	1,214	—	1,214
Change in other capital adjustments		—	—	—	(1,801)	—	—	(1,801)	—	(1,801)
Change in other non-controlling interests		—	—	—	—	—	—	—	(170,953)	(170,953)

		55,500	238,582	1,051,878	(1,801)	—	(4,341,509)	(2,997,350)	(170,953)	(3,168,303)

Balance at December 31, 2011	￦	2,645,053	238,582	9,886,849	(392,654)	1,030,328	10,988,343	24,396,501	2,462,304	26,858,805

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2011, 2012 and 2013

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd									Total
	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non-controlling interests
	(In millions of won)
Balance at January 1, 2012	￦	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	24,396,501	2,462,304	26,858,805
Changes in accounting policy		—	—	—	—	(156,168)	216,755	60,587	—	60,587
Restated Balance at January 1, 2012		2,645,053	238,582	9,886,849	(392,654)	1,032,780	11,046,478	24,457,088	2,462,304	26,919,392
Profit for the period		—	—	—	—	—	2,321,890	2,321,890	170,019	2,491,909
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(84,695)	—	(84,695)	(222)	(84,917)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	12,852	—	12,852	589	13,441
Equity in other comprehensive income of associates		—	—	—	—	4,097	—	4,097	—	4,097
Net change in unrealized fair value of cash flow hedges		—	—	—	—	15,655	—	15,655	—	15,655
Other comprehensive income of separate account		—	—	—	—	570	—	570	—	570
Remeasurements of the defined benefit liability		—	—	—	—	(1,138)	—	(1,138)	1,317	179

		—	—	—	—	(52,659)	—	(52,659)	1,684	(50,975)

Total comprehensive income for the period		—	—	—	—	(52,659)	2,321,890	2,269,231	171,703	2,440,934

Transactions with owners, etc
Dividends		—	—	—	—	—	(629,508)	(629,508)	—	(629,508)
Dividends to hybrid bonds		—	—	—	—	—	(23,688)	(23,688)	—	(23,688)
Issuance of hybrid bonds		—	298,861	—	—	—	—	298,861	—	298,861
Change in other capital surplus		—	—	350	—	—	—	350	—	350
Change in other capital adjustments		—	—	—	(443)	—	—	(443)	—	(443)
Change in other non-controlling interests		—	—	—	—	—	—	—	(92,754)	(92,754)

		—	298,861	350	(443)	—	(653,196)	(354,428)	(92,754)	(447,182)

Balance at December 31, 2012	￦	2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2011, 2012 and 2013

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non-controlling interests	Total
	(In millions of won)
Balance at January 1, 2013	￦	2,645,053	537,443	9,887,199	(393,097)	1,134,820	12,499,259	26,310,677	2,469,146	28,779,823
Changes in accounting policy		—	—	—	—	(154,699)	215,913	61,214	72,107	133,321
Restated Balance at January 1, 2013		2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144
Profit for the period		—	—	—	—	—	1,902,808	1,902,808	156,762	2,059,570
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(57,825)	—	(57,825)	(20)	(57,845)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(268,854)	—	(268,854)	(1,249)	(270,103)
Equity in other comprehensive income of associates		—	—	—	—	(4,811)	—	(4,811)	—	(4,811)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	6,089	—	6,089	—	6,089
Other comprehensive income of separate account		—	—	—	—	(1,829)	—	(1,829)	—	(1,829)
Remeasurements of defined benefit liability		—	—	—	—	18,916	—	18,916	(317)	18,599

		—	—	—	—	(308,314)	—	(308,314)	(1,586)	(309,900)

Total comprehensive income for the period		—	—	—	—	(308,314)	1,902,808	1,594,494	155,176	1,749,670

Transactions with owners, etc
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(29,939)	(29,939)	—	(29,939)
Change in other capital adjustments		—	—	136	—	—	—	136	—	136
Change in other capital adjustments		—	—	—	(31)	—	—	(31)	—	(31)
Change in other non-controlling interests		—	—	—	—	—	—	—	(379,441)	(379,441)

		—	—	136	(31)	—	(423,817)	(423,712)	(379,441)	(803,153)

Balance at December 31, 2013	￦	2,645,053	537,443	9,887,335	(393,128)	671,807	14,194,163	27,542,673	2,316,988	29,859,661

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2012 and 2013

	Note	2011 (restated)		2012 (restated)	2013
		(In millions of won)
Cash flows from operating activities
Profit before income taxes		￦	4,343,791	3,230,636	2,682,135
Adjustments for:
Net interest income	32		(7,079,971)	(6,979,718)	(6,602,856)
Dividend income	34		(208,860)	(174,325)	(158,016)
Net fees and commission expense			182,169	39,142	82,410
Insurance expense	28		2,297,723	3,043,780	2,760,884
Net trading loss (income)	35		17,876	(414,253)	227,976
Net foreign currency transaction gain			11,293	(86,820)	(2,520)
Net loss (gain) on financial assets designated at fair value through profit or loss	36		(167,961)	353,830	(177,645)
Gain on disposal of available-for-sale financial assets	13		(846,345)	(535,578)	(700,609)
Provision for allowance	12		896,006	1,315,365	1,124,927
Impairment losses on other financial assets			91,303	100,855	214,970
Salaries expense			66,510	146,501	80,600
Depreciation and amortization	38		287,734	298,836	319,730
Other operating income			(578,983)	(534,076)	61,074
Equity in income of associates	16		(57,790)	(27,538)	(7,286)
Other non-operating loss (income), net			(7,621)	(25,126)	15,510

			(5,096,917)	(3,479,125)	(2,760,851)

Changes in assets and liabilities:
Due from banks			(3,540,709)	1,843,530	(1,954,448)
Trading assets			(2,723,770)	(1,414,528)	(1,305,364)
Financial instruments designated at fair value through profit or loss			1,821,807	467,291	396,252
Derivative assets			195,027	301,268	21,049
Loans			(11,397,231)	(8,940,062)	(7,444,790)
Other assets			(1,036,742)	(3,232,456)	(65,799)
Deposits			12,941,911	8,444,336	5,825,422
Liability for defined benefit obligations	26		(115,687)	(206,635)	(140,462)
Provision	27		(19,564)	(154,851)	(105,796)
Other liabilities			(298,829)	6,530,566	(2,315,596)

			(4,173,787)	3,638,459	(7,089,532)

Income taxes paid			(651,914)	(1,074,846)	(695,725)
Interest received			13,273,499	13,569,246	12,499,754
Interest paid			(6,492,566)	(6,990,531)	(5,891,494)
Dividends received			208,860	174,475	156,196

Net cash provided by (used in) operating activities		￦	1,410,966	9,068,314	(1,099,517)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

For the years ended December 31, 2011, 2012 and 2013

	Note	2011 (restated)		2012 (restated)	2013
		(In millions of won)
Cash flows from investing activities
Proceeds from disposition of financial assets designated at fair value through profit or loss		￦	98,472	52,909	57,833
Acquisition of financial assets designated at fair value through profit or loss			—	(134,507)	(7,937)
Proceeds from disposition of available-for-sale financial assets			43,335,156	40,687,182	29,917,886
Acquisition of available-for-sale financial assets			(47,704,240)	(42,572,548)	(26,999,720)
Proceeds from redemption of held-to-maturity financial assets			4,499,462	2,684,122	2,393,951
Acquisition of held-to-maturity financial assets			(3,828,684)	(2,489,373)	(1,806,589)
Proceeds from disposition of property and equipment	14,41		69,347	8,017	29,021
Acquisition of property and equipment	14		(302,111)	(292,898)	(294,003)
Proceeds from disposition of intangible assets	15,41		12,676	6,711	8,097
Acquisition of intangible assets	15		(168,132)	(123,736)	(154,407)
Proceeds from disposition of investments in associates			71,827	50,125	27,466
Acquisition of investments in associates			(27,661)	(43,353)	(55,389)
Proceeds from disposition of investment property	17,41		23,037	2,880	38,085
Acquisition of investment property	17		(17)	(296,316)	(234,432)
Proceeds from disposition of assets held for sale			2,047	6,489	49,185
Net increase (decrease) in other assets			(90,922)	(166,593)	39,509
Net increase (decrease) in derivatives			107	(58)	2,073
Business combinations, net of cash acquired	45		(103,859)	95,270	385,291

Net cash provided by (used in) investing activities			(4,113,495)	(2,525,677)	3,395,920

Cash flows from financing activities
Issuance of preferred stock			1,107,278	—	—
Issuance of hybrid bond			238,682	298,860	—
Proceeds from borrowings			21,300,793	22,256,148	21,665,428
Repayments of borrowings			(19,397,747)	(22,743,958)	(21,142,955)
Proceeds from debt securities issued			13,056,571	11,696,281	10,338,560
Repayments of debt securities issued			(13,760,022)	(12,506,217)	(11,352,135)
Repayments of preferred stock			—	(3,765,124)	—
Net increase in other liabilities			(22,512)	20,996	31,893
Dividends paid			(585,557)	(650,697)	(424,014)
Net cash flows from derivative financial instruments for hedging purposes			75,887	36,752	(24,292)
Decrease in non-controlling interest			(173,559)	(164,874)	(379,441)

Net cash used in financing activities			1,839,814	(5,521,833)	(1,286,956)

Effect of exchange rate fluctuations on cash and cash equivalents held			(1,088)	4,316	3,964

Increase in cash and cash equivalents			(863,803)	1,025,120	1,013,411
Cash and cash equivalents at beginning of year	45		4,833,145	3,982,645	5,007,765

Cash and cash equivalents at end of year	45	￦	3,969,342	5,007,765	6,021,176

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2011, 2012 and 2013

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

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2012 and 2013 are as follows: Ownership (%)

Investor	Investee(*1)	Location	Date of financial information	Ownership (%)
				2012 (restated)	2013
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	”	”	99.8	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	93.3
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. America Inc.	USA	December 31	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity	Symphony Energy Co., Ltd.(*2)	Korea	—	77.6	—
”	HKC&T Co., Ltd.	”	September 30	100.0	100.0
”	Everdigm, Corp.	”	”	38.7	45.2
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	December 31	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

(*2)	The investee was liquidated for the current period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

2.	Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. (“IFRS”).

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

(e) Changes in accounting policies

i) IFRS 1, Presentation of Financial Statements

The Group has applied the amendments to IFRS 1, Presentation of Financial Statements since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

ii) IFRS 10, Consolidated Financial Statement

The Group adopted IFRS 10, Consolidated Financial Statements since January 1, 2013. As a result, the Group has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Group controls the investee on the basis of de facto circumstances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

iii) IFRS 11, Joint Arrangements

The Group adopted IFRS 11, Joint Arrangements since January 1, 2013. The standard classifies joint arrangements into two types — joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

iv) IFRS 12, Disclosure of Interests in Other Entities

The Group adopted IFRS 12, Disclosure of Interests in Other Entities since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires the disclosure of information about the nature, risks and financial effects of these interests. (See Note 49)

v) Amendments to IAS 19, Employee Benefits

The Group has applied the amendments to IAS 19, Employee Benefits since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

vi) IFRS 13, Fair Value Measurement

The Group adopted IFRS 13, Fair Value Measurement since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. (See Note 4.(f))

vii) Amendments to IFRS 7, Financial Instruments: Disclosures

The Group has applied the amendments to IFRS 7, Financial Instruments: Disclosures since January 1, 2013. The amendments require to disclose information so that users of its financial statements are able to evaluate the effect or potential effect of netting arrangements and similar agreements on the Group’s financial position. (See Note 4.(h))

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(f) Impact of changes in accounting policy

The following table summarizes the adjustments made to the Group’s consolidated statements of financial position as of January 1, 2012 and December 31, 2012.

	January 1, 2012
	As previously reported		Adjustments			As restated
			IFRS 10	IAS 19	Sub-total
Assets
Cash and due from banks	￦	14,730,932	68,103	—	68,103	14,799,035
Trading assets		11,954,266	2,566,518	—	2,566,518	14,520,784
Financial assets designated at fair value through profit or loss		1,800,846	—	—	—	1,800,846
Derivative assets		2,319,585	1,716	—	1,716	2,321,301
Loans, net		192,572,571	656,818	—	656,818	193,229,389
Available-for-sale financial assets		34,105,747	(90,006)	—	(90,006)	34,015,741
Held-to-maturity financial assets		11,894,664	—	—	—	11,894,664
Property and equipment, net		2,993,860	—	—	—	2,993,860
Intangible assets, net		4,203,460	—	—	—	4,203,460
Investments in associates		248,848	—	—	—	248,848
Current tax receivable		9,022	—	—	—	9,022
Deferred tax assets		29,202	2,262	—	2,262	31,464
Investment properties, net		275,123	240,239	—	240,239	515,362
Other assets, net		10,887,878	60,408	—	60,408	10,948,286
Assets held for sale		15,792	—	—	—	15,792

Total assets		288,041,796	3,506,058	—	3,506,058	291,547,854

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

	January 1, 2012
	As previously reported		Adjustments
			IFRS 10	IAS 19	Sub-total	As restated
Liabilities
Deposits		163,015,732	3,228,098	—	3,228,098	166,243,830
Trading liabilities		704,418	—	—	—	704,418
Financial liabilities designated at fair value through profit or loss		3,298,409	—	—	—	3,298,409
Derivative liabilities		1,972,197	—	—	—	1,972,197
Borrowings		20,033,246	222,175	—	222,175	20,255,421
Debt securities issued		39,736,958	(1,709)	—	(1,709)	39,735,249
Liability for defined benefit obligations		274,661	774	—	774	275,435
Provisions		869,592	40	—	40	869,632
Current tax payable		568,074	—	—	—	568,074
Deferred tax liabilities		282	21,534	—	21,534	21,816
Liabilities under insurance contracts		10,867,254	—	—	—	10,867,254
Other liabilities		19,842,168	(25,441)	—	(25,441)	19,816,727

Total liabilities		261,182,991	3,445,471	—	3,445,471	264,628,462

Equity
Capital stock		2,645,053	—	—	—	2,645,053
Other equity instrument		238,582	—	—	—	238,582
Capital surplus		9,886,849	—	—	—	9,886,849
Capital adjustments		(392,654)	—	—	—	(392,654)
Accumulated other comprehensive income		1,188,948	2,452	(158,620)	(156,168)	1,032,780
Retained earnings		10,829,723	58,135	158,620	216,755	11,046,478
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.		24,396,501	60,587	—	60,587	24,457,088
Non-controlling interests		2,462,304	—	—	—	2,462,304

Total equity		26,858,805	60,587	—	60,587	26,919,392

Total liabilities and equity	￦	288,041,796	3,506,058	—	3,506,058	291,547,854

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

	December 31, 2012
	As previously reported		Adjustments
			IFRS 10	IAS 19	Sub-total	As restated
Assets
Cash and due from banks	￦	13,394,331	112,918	—	112,918	13,507,249
Trading assets		14,018,894	2,635,361	—	2,635,361	16,654,255
Financial assets designated at fair value through profit or loss		2,585,111	(42,778)	—	(42,778)	2,542,333
Derivative assets		2,164,852	5,913	—	5,913	2,170,765
Loans, net		199,655,732	632,904	—	632,904	200,288,636
Available-for-sale financial assets		36,328,429	(44,511)	—	(44,511)	36,283,918
Held-to-maturity financial assets		11,659,215	467	—	467	11,659,682
Property and equipment, net		3,046,686	61,771	—	61,771	3,108,457
Intangible assets, net		4,190,776	4,720	—	4,720	4,195,496
Investments in associates		298,518	—	—	—	298,518
Current tax receivable		14,128	—	—	—	14,128
Deferred tax assets		95,970	3,994	—	3,994	99,964
Investment properties, net		246,970	531,535	—	531,535	778,505
Other assets, net		13,094,465	188,442	—	188,442	13,282,907
Assets held for sale		54,412	—	—	—	54,412

Total assets		300,848,489	4,090,736	—	4,090,736	304,939,225

Liabilities
Deposits		170,096,454	3,199,248	—	3,199,248	173,295,702
Trading liabilities		1,370,723	—	—	—	1,370,723
Financial liabilities designated at fair value through profit or loss		4,822,197	—	—	—	4,822,197
Derivative liabilities		1,904,044	—	—	—	1,904,044
Borrowings		18,891,378	626,662	—	626,662	19,518,040
Debt securities issued		38,840,175	(1,708)	—	(1,708)	38,838,467
Liability for defined benefit obligations		214,068	8,265	—	8,265	222,333

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

	December 31, 2012
	As previously reported		Adjustments			As restated
			IFRS 10	IAS 19	Sub-total
Provisions		746,846	1,039	—	1,039	747,885
Current tax payable		252,283	1,241	—	1,241	253,524
Deferred tax liabilities		19,890	21,856	—	21,856	41,746
Liabilities under insurance contracts		13,418,559	—	—	—	13,418,559
Other liabilities		21,492,049	100,812	—	100,812	21,592,861

Total liabilities		272,068,666	3,957,415	—	3,957,415	276,026,081

Equity
Capital stock		2,645,053	—	—	—	2,645,053
Other equity instrument		537,443	—	—	—	537,443
Capital surplus		9,887,199	—	—	—	9,887,199
Capital adjustments		(393,097)	—	—	—	(393,097)
Accumulated other comprehensive income		1,134,820	5,059	(159,758)	(154,699)	980,121
Retained earnings		12,499,259	56,155	159,758	215,913	12,715,172
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.		26,310,677	61,214	—	61,214	26,371,891
Non-controlling interests		2,469,146	72,107	—	72,107	2,541,253

Total equity		28,779,823	133,321	—	133,321	28,913,144

Total liabilities and equity	￦	300,848,489	4,090,736	—	4,090,736	304,939,225

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

The following table summarizes the adjustments made to the Group’s consolidated statements of comprehensive income for the year ended December 31, 2011 and 2012.

	2011
	As previously reported		IAS 19	As restated
Interest income	￦	13,780,714	—	13,780,714
Interest expense		(6,700,743)	—	(6,700,743)

Net interest income		7,079,971	—	7,079,971

Fees and commission income		3,557,132	—	3,557,132
Fees and commission expense		(1,797,961)	—	(1,797,961)

Net fees and commission income		1,759,171	—	1,759,171

Net insurance loss		(119,201)	—	(119,201)
Dividend income		208,860	—	208,860
Net trading income (loss)		(131,848)	—	(131,848)
Net foreign currency transaction gain		13,874	—	13,874
Net gain (loss) on financial instruments designated at fair value through profit or loss		171,911	—	171,911
Net gain on sale of available-for-sale financial assets		846,345	—	846,345
Impairment losses on financial assets		(982,958)	—	(982,958)
General and administrative expenses		(4,135,357)	151,229	(3,984,128)
Net other operating expenses		(538,382)	—	(538,382)

Operating income		4,172,386	151,229	4,323,615

Equity in income of associates		57,790	—	57,790
Other non-operating income (loss), net		(37,614)	—	(37,614)

Income before income taxes		4,192,562	—	4,343,791
Income tax expense		(919,929)	(36,651)	(956,580)

Net income for the year		3,272,633	114,578	3,387,211

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss :
Foreign currency translation adjustments for foreign operations		16,120	—	16,120

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

	2011
	As previously reported		IAS 19	As restated
Net change in unrealized fair value of available-for-sale financial assets		(460,437)	—	(460,437)
Equity in other comprehensive income of associates		2,717	—	2,717
Net change in unrealized fair value of cash flow hedges		1,429	—	1,429
Other comprehensive income (loss) of separate account		(579)	—	(579)

		(440,750)	—	(440,750)

Items that will never be reclassified to profit or loss :
Remeasurements of the defined benefit liability		—	(114,578)	(114,578)

Total other comprehensive loss, net of income tax		(440,750)	(114,578)	(555,328)

Total comprehensive income for the year		2,831,883	—	2,831,883

Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		3,100,011	114,113	3,214,124
Non-controlling interest		172,622	465	173,087

		3,272,633	114,578	3,387,211

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		2,659,464	—	2,659,464
Non-controlling interest		172,419	—	172,419

		2,831,883	—	2,831,883

Earnings per share:
Basic earnings per share in won	￦	5,954	241	6,195

Diluted earnings per share in won	￦	5,832	233	6,065

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

	2012
	As previously reported		Adjustments
			IFRS 10	IAS 19	Sub-total	As restated
Interest income	￦	13,857,112	140,997	—	140,997	13,998,109
Interest expense		(6,882,901)	(135,490)	—	(135,490)	(7,018,391)

Net interest income		6,974,211	5,507	—	5,507	6,979,718

Fees and commission income		3,513,839	(22,735)	—	(22,735)	3,491,104
Fees and commission expense		(1,941,748)	(6,211)	—	(6,211)	(1,947,959)

Net fees and commission income		1,572,091	(28,946)	—	(28,946)	1,543,145

Net insurance loss		(209,303)	—	—	—	(209,303)
Dividend income		175,783	(1,458)	—	(1,458)	174,325
Net trading income (loss)		595,866	11,995	—	11,995	607,861
Net foreign currency transaction gain		280,028	—	—	—	280,028
Net gain (loss) on financial instruments designated at fair value through profit or loss		(532,070)	—	—	—	(532,070)
Net gain on sale of available-for-sale financial assets		536,581	(1,003)	—	(1,003)	535,578
Impairment losses on financial assets		(1,415,794)	(426)	—	(426)	(1,416,220)
General and administrative expenses		(4,059,560)	(1,780)	(236)	(2,016)	(4,061,576)
Net other operating expenses		(723,881)	362	—	362	(723,519)

Operating income		3,193,952	(15,749)	(236)	(15,985)	3,177,967

Equity in income of associates		27,538	—	—	—	27,538
Other non-operating income (loss), net		11,522	13,609	—	13,609	25,131

Income before income taxes		3,233,012	(2,140)	(236)	(2,376)	3,230,636
Income tax expense		(738,944)	160	57	217	(738,727)

Net income for the year		2,494,068	(1,980)	(179)	(2,159)	2,491,909

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss :
Foreign currency translation adjustments for foreign operations		(85,343)	426	—	426	(84,917)
Net change in unrealized fair value of available-for-sale financial assets		11,260	2,181	—	2,181	13,441
Equity in other comprehensive income of associates		4,097	—	—	—	4,097
Net change in unrealized fair value of cash flow hedges		15,655	—	—	—	15,655
Other comprehensive income (loss) of separate account		570	—	—	—	570

		(53,761)	2,607	—	2,607	(51,154)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

	2012
	As previously reported		Adjustments
			IFRS 10	IAS 19	Sub-total	As restated
Items that will never be reclassified to profit or loss :
Remeasurements of the defined benefit liability		—	—	179	179	179

Total other comprehensive loss, net of income tax		(53,761)	2,607	179	2,786	(50,975)

Total comprehensive income for the year		2,440,307	627	—	627	2,440,934

Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		2,322,732	(1,980)	1,138	(842)	2,321,890
Non-controlling interest		171,336	—	(1,317)	(1,317)	170,019

		2,494,068	(1,980)	(179)	(2,159)	2,491,909

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		2,268,604	627	—	627	2,269,231
Non-controlling interest		171,703	—	—	—	171,703

		2,440,307	627	—	627	2,440,934

Earnings per share:
Basic and diluted earnings per share in won	￦	4,686	(2)	—	(2)	4,684

Cash and cash equivalents as of January 1, 2012 were increased by ￦13,303 million. And cash flows from financing activities for the year ended December 31, 2012 were increased by ￦355,138 million, and cash flows from operating activities and investing activities were decreased by ￦9,584 million and ￦316,818 million respectively. As a result, cash and cash equivalents as of December 31, 2012 were increased by ￦42,039 million.

Additionally, there was no impact on the net cash flows from operating activities, investing and financing activities for the year ended December 31, 2011.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(i) IFRS 10, Consolidated Financial Statements

The Group re-assessed the control conclusion for its investees as of January 1, 2013. As a consequence, the Group changed its control relationship with its investees as below.

Newly included subsidiaries	Reason
Everdigm Corp.	The practical ability to direct the relevant activities

Guaranteed principal money trusts

The Group is exposed, or has rights, to variable returns from its involvement with the guaranteed principal money trusts and has the ability to affect those returns through its power over these investees. Accordingly, they are newly consolidated. Prior to the adoption of IFRS 10, they had not been consolidated since the Group had not held the majority of the benefits or the residual risk.

(ii) Amendments to IFRS 11, Joint Arrangements

As a result of the adoption of IFRS 11, the Group has changed its accounting policy with respect to its interests in joint arrangements.

Under IFRS 11, the Group classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Group’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Group considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Group has re-evaluated its involvement in its only joint arrangement and has reclassified the investment from jointly controlled entity to joint venture. Notwithstanding the reclassification, the investment continues to be recognized by applying the equity method and there has been no impact on the recognized assets, liabilities and comprehensive income of the Group.

(iii) Amendments to IAS 19, Employee Benefits

As a result of the application the amendments to IAS 19, the Group has restated the comparative financial information for the prior periods, retrospectively.

(g) Approval of the consolidated financial statements

The consolidated financial statements were approved by the Board of Directors on February 11, 2014, which were approved by the shareholders’ meeting which was held on March 26, 2014.

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

December 31, 2011, 2012 and 2013

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

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date when control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests in the consolidated statements of financial position since the Group’s interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

When the Group additionally acquires non-controlling interest, the group does not recognize goodwill since the transaction is regarded as equity transaction.

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or when another entity is classified as a subsidiary by the Banking act since the Group holds more than 15% of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

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

December 31, 2011, 2012 and 2013

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

December 31, 2011, 2012 and 2013

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

Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

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

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

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

In assessing collective impairment , the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

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

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

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

December 31, 2011, 2012 and 2013

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

December 31, 2011, 2012 and 2013

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

The Group estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

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

December 31, 2011, 2012 and 2013

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

(p) Foreign currency

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

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

December 31, 2011, 2012 and 2013

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

December 31, 2011, 2012 and 2013

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

iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

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

December 31, 2011, 2012 and 2013

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with IAS 18 Revenue

(v) Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of IAS 39 Financial Instruments:Recognition and Measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to IFRS 4 Insurance Contracts.

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

December 31, 2011, 2012 and 2013

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

December 31, 2011, 2012 and 2013

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

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programs are lower than the unavoidable cost of meeting its obligations under the programs.

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

December 31, 2011, 2012 and 2013

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

(z) Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commissions income.

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

(ab) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2014, and the Group has not early adopted them.

i) Amendments to IAS 32 Financial Instruments: Presentation

The amendments clarified the application guidance related to ‘offsetting a financial asset and a financial liability’. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier application permitted. The amendments are not expected to have a material effect on the Group’s financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

ii) IFRS 9 Financial Instruments (2013), IFRS 9 Financial Instruments (2010) and IFRS 9 Financial Instruments (2009) (together, IFRS 9)

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. IFRS 9 (2010) introduces additions relating to financial liabilities. IFRS 9 (2013) introduces new requirements for hedge accounting. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets.

The IFRS 9 (2009) requirements represent a significant change from the existing requirements in IAS 39 in respect of financial assets. The standard contains two primary measurement categories for financial assets: amortized cost and fair value. A financial asset would be measured at amortized cost if it is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. All other financial assets would be measured at fair value. The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables. For an investment in an equity instrument that is not held for trading, the standard permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in OCI. No amount recognized in OCI would ever be reclassified to profit or loss at a later date. However, dividends on such investments would be recognized in profit or loss, rather than OCI, unless they clearly represent a partial recovery of the cost of the investment. Investments in equity instruments in respect of which an entity does not elect to present fair value changes in OCI would be measured at fair value with changes in fair value recognized in profit or loss.

The standard requires derivatives embedded in contracts with a host that is a financial asset in the scope of the standard not to be separated; instead, the hybrid financial instrument is assessed in its entirety for whether it should be measured at amortized cost or fair value.

IFRS 9 (2010) introduces a new requirement in respect of financial liabilities designated under the fair value option to generally present fair value changes that are attributable to the liability’s credit risk in OCI rather than in profit or loss. Apart from this change, IFRS 9 (2010) largely carries forward without substantive amendment the guidance on classification and measurement of financial liabilities from IAS 39.

IFRS 9 (2013) introduces new requirements for hedge accounting that align hedge accounting more closely with risk management. The requirements also establish a more principles-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39.

The mandatory effective date of IFRS 9 is not specified but will be determined when the outstanding phases are finalized. However, application of IFRS 9 is permitted.

The Group has started the process of evaluating the potential effect of this standard but is awaiting finalization of the limited amendments before the evaluation can be completed. Given the nature of the Group’s operations, this standard is expected to have a significant impact on the Group’s financial statements.

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

December 31, 2011, 2012 and 2013

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

ii) Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic group wide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies

iii) Risk management framework

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

•

Risk management — The Group maintain a group wide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

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

Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Risk Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Risk Management Department. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Risk Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel III requirements.

Loans are generally approved after evaluations and approvals by the manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank . The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

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

December 31, 2011, 2012 and 2013

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

ii) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Due from banks and loans (*1)(*6)	￦	210,798,802	219,551,119
Banks		11,126,070	14,392,195
Retail		82,924,709	85,959,631
Government		7,597,140	9,296,770
Corporate		92,082,186	92,920,898
Card receivable		17,068,697	16,981,625
Trading assets		14,277,000	15,339,949
Financial assets designated at FVTPL(*3)		1,325,646	1,890,919
AFS financial assets(*4)		31,371,415	28,581,427
HTM financial assets(*5)		11,659,682	11,031,307
Derivative assets		2,170,765	1,717,468
Other financial assets (*1)(*2)		9,563,182	8,603,430
Financial guarantee contracts		2,895,878	2,457,712
Loan commitments and other liabilities for credit		72,383,708	74,824,310

	￦	356,446,078	363,997,641

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.

(*2)	Comprise of account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.

(*3)	FVTPL : fair value through profit or loss

(*4)	AFS : available-for-sale

(*5)	HTM : held-to-maturity

(*6)	Due from banks and loans were classified as similar credit risk group in calculating equity capital ratio under New Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

iii) Due from banks and loans by past due or impairment

Due from banks and loans as of December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	11,133,952	82,394,657	7,600,456	91,602,154	16,539,121	209,270,340
Past due but not impaired		116	438,505	378	496,409	739,736	1,675,144
Impaired		—	478,247	—	1,646,130	533,902	2,658,279

		11,134,068	83,311,409	7,600,834	93,744,693	17,812,759	213,603,763
Less : allowance		(7,998)	(386,700)	(3,694)	(1,662,507)	(744,062)	(2,804,961)

	￦	11,126,070	82,924,709	7,597,140	92,082,186	17,068,697	210,798,802

	2013
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Past due but not impaired		—	505,408	197	492,877	552,954	1,551,436
Impaired		—	273,316	—	1,670,702	442,301	2,386,319

		14,406,019	86,239,500	9,302,087	94,462,184	17,629,441	222,039,231
Less : allowance		(13,824)	(279,869)	(5,317)	(1,541,286)	(647,816)	(2,488,112)

	￦	14,392,195	85,959,631	9,296,770	92,920,898	16,981,625	219,551,119

Credit quality of due from banks and loans, net of allowance, that are neither past due nor impaired as of December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	￦	11,133,866	79,418,399	7,597,923	54,675,569	15,186,242	168,011,999
Grade 2 (*1)		86	2,976,258	2,533	36,926,585	1,352,879	41,258,341

		11,133,952	82,394,657	7,600,456	91,602,154	16,539,121	209,270,340
Less : allowance		(7,998)	(141,664)	(3,690)	(1,070,722)	(321,865)	(1,545,939)

	￦	11,125,954	82,252,993	7,596,766	90,531,432	16,217,256	207,724,401

Mitigation of credit risk due to collateral (*2)	￦	124,104	55,043,349	388	41,733,524	5,529	96,906,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	￦	14,406,019	79,598,552	9,300,931	55,623,367	14,186,554	173,115,423
Grade 2 (*1)		—	5,862,224	959	36,675,238	2,447,632	44,986,053

		14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Less : allowance		(13,823)	(141,374)	(5,315)	(722,229)	(322,158)	(1,204,899)

	￦	14,392,196	85,319,402	9,296,575	91,576,376	16,312,028	216,896,577

Mitigation of credit risk due to collateral (*2)	￦	124,204	58,302,024	408	47,932,602	5,058	106,364,296

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating.

(*2)

The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

Aging analyses of due from banks and loans, net of allowance, that are past due but not impaired as of December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	￦	116	351,806	378	360,946	636,595	1,349,841
31~60 days		—	53,263	—	59,230	65,267	177,760
61~90 days		—	32,021	—	58,400	37,874	128,295
More than 90 days		—	1,415	—	17,833	—	19,248

		116	438,505	378	496,409	739,736	1,675,144
Less : allowance		—	(20,078)	(3)	(25,601)	(93,680)	(139,362)

	￦	116	418,427	375	470,808	646,056	1,535,782

Mitigation of credit risk due to collateral (*)	￦	—	266,454	44	271,123	22	537,643

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	￦	—	424,331	197	414,958	471,146	1,310,632
31~60 days		—	49,189	—	37,930	56,589	143,708
61~90 days		—	29,396	—	24,079	25,204	78,679
More than 90 days		—	2,492	—	15,910	15	18,417

		—	505,408	197	492,877	552,954	1,551,436
Less : allowance		—	(24,199)	(2)	(25,682)	(78,484)	(128,367)

	￦	—	481,209	195	467,195	474,470	1,423,069

Mitigation of credit risk due to collateral (*)	￦	—	341,937	44	275,010	59	617,050

(*)

The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	￦	—	478,247	—	1,646,130	533,902	2,658,279
Less : allowance		—	(224,957)	—	(566,184)	(328,519)	(1,119,660)

	￦	—	253,290	—	1,079,946	205,383	1,538,619

Mitigation of credit risk due to collateral (*)	￦	—	124,546	—	606,059	6	730,611

	2013
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	￦	—	273,316	—	1,670,702	442,301	2,386,319
Less : allowance		—	(114,296)	—	(793,377)	(247,174)	(1,154,847)

	￦	—	159,020	—	877,325	195,127	1,231,472

Mitigation of credit risk due to collateral (*)	￦	—	104,993	—	583,160	25	688,178

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

iv) Credit rating

Credit rating of debt securities as of December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	4,376,337	177,567	19,868,860	9,594,512	34,017,276
AA- to AA+		4,601,391	131,845	5,923,292	1,411,353	12,067,881
A- to A+		3,376,639	527,359	3,175,284	293,422	7,372,704
BBB- to BBB+		1,243,112	350,891	1,419,647	19	3,013,669
Lower than BBB-		62,542	—	246,909	26,337	335,788
Unrated		179,051	137,984	737,423	334,039	1,388,497

	￦	13,839,072	1,325,646	31,371,415	11,659,682	58,195,815

	2013
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	4,264,959	181,842	16,055,970	7,954,950	28,457,721
AA- to AA+		5,807,978	253,736	6,566,924	2,577,316	15,205,954
A- to A+		4,051,365	866,705	3,548,370	341,974	8,808,414
BBB- to BBB+		553,614	460,788	1,303,271	19	2,317,692
Lower than BBB-		271,603	—	419,464	23,305	714,372
Unrated		314,093	127,848	687,428	133,743	1,263,112

	￦	15,263,612	1,890,919	28,581,427	11,031,307	56,767,265

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB-to BBB+	BBB-to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service

(*2)	KR : Korea Ratings

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

Credit status of debt securities as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Neither past due nor impaired	￦	58,164,862	56,759,666
Impaired		30,952	7,599

	￦	58,195,814	56,767,265

Assets acquired through foreclosures amounting to ￦9,977 million and ￦6,074 million were classified as assets held for sale (non-business purpose property) as of December 31, 2012 and 2013, respectively.

v) Concentration by geographic location

An analysis of concentration by geographic location for due from financial instrument, net of allowance, as of December 31, 2012 and 2013 are as follows:

		2012 (restated)
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	￦	7,631,544	538,588	142,839	104,819	1,112,010	1,596,270	11,126,070
	Retail		82,409,529	246,815	43,919	9,062	13,693	201,691	82,924,709
	Government		7,042,917	221,413	226,426	50,827	617	54,940	7,597,140
	Corporate		85,746,150	1,043,872	1,252,544	681,755	1,275,962	2,081,903	92,082,186
	Card		17,051,936	5,812	1,793	1,145	2,266	5,745	17,068,697

			199,882,076	2,056,500	1,667,521	847,608	2,404,548	3,940,549	210,798,802

Trading assets			13,830,184	—	1,127	—	—	445,689	14,277,000
Financial assets designated at FVTPL(*1)			1,322,056	—	—	—	—	3,590	1,325,646
AFS financial assets(*2)			30,771,099	264,487	—	218,275	—	117,554	31,371,415
HTM financial assets(*3)			11,525,398	1,210	62,629	19,609	—	50,836	11,659,682

		￦	257,330,813	2,322,197	1,731,277	1,085,492	2,404,548	4,558,218	269,432,545

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

		2013
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	￦	7,437,875	1,302,191	203,670	99,266	2,975,472	2,373,721	14,392,195
	Retail		85,220,722	230,881	226,899	30,824	23,792	226,513	85,959,631
	Government		8,824,682	222,567	141,928	39,176	936	67,481	9,296,770
	Corporate		84,444,327	1,271,063	1,640,463	935,723	1,892,867	2,736,455	92,920,898
	Card		16,961,645	6,302	2,008	2,320	3,413	5,937	16,981,625

			202,889,251	3,033,004	2,214,968	1,107,309	4,896,480	5,410,107	219,551,119

Trading assets			15,249,072	1,477	—	—	—	89,400	15,339,949
Financial assets designated at FVTPL(*1)			1,887,358	—	—	—	—	3,561	1,890,919
AFS financial assets(*2)			27,482,775	582,395	—	373,060	5,106	138,091	28,581,427
HTM financial assets(*3)			10,829,152	64,451	50,408	10,450	63,991	12,855	11,031,307

		￦	258,337,608	3,681,327	2,265,376	1,490,819	4,965,577	5,654,014	276,394,721

(*1)	FVTPL : fair value through profit or loss

(*2)	AFS : available-for-sale

(*3)	HTM : held-to-maturity

vi) Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of December 31, 2012 and 2013 are as follows:

		2012 (restated)
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	10,090,348	—	—	120,696	915,026	—	11,126,070
	Retail		—	—	—	—	—	82,924,709	82,924,709
	Government		7,304,220	6	132	39	292,743	—	7,597,140
	Corporate		3,078,782	32,595,013	11,630,765	16,625,570	28,152,056	—	92,082,186
	Card		46,493	127,504	140,127	25,846	610,321	16,118,406	17,068,697

			20,519,843	32,722,523	11,771,024	16,772,151	29,970,146	99,043,115	210,798,802

Trading assets			9,204,943	1,185,807	532,840	1,189,942	2,163,468	—	14,277,000
Financial assets designated at FVTPL(*1)			817,997	112,852	10,371	123,632	260,794	—	1,325,646
AFS financial assets(*2)			20,369,556	1,193,095	229,618	1,040,793	8,538,353	—	31,371,415
HTM financial assets(*3)			3,803,177	10,005	—	694,149	7,152,351	—	11,659,682

		￦	54,715,516	35,224,282	12,543,853	19,820,667	48,085,112	99,043,115	269,432,545

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

		2013
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	12,280,508	—	—	114,037	1,997,650	—	14,392,195
	Retail		—	—	—	—	—	85,959,631	85,959,631
	Government		8,979,578	—	125	51	317,016	—	9,296,770
	Corporate		3,120,088	32,099,156	12,912,762	16,244,112	28,544,780	—	92,920,898
	Card		49,173	149,566	129,553	27,929	489,201	16,136,203	16,981,625

			24,429,347	32,248,722	13,042,440	16,386,129	31,348,647	102,095,834	219,551,119

Trading assets			10,563,868	1,009,708	329,326	795,317	2,641,730	—	15,339,949
Financial assets designated at FVTPL(*1)			1,253,602	110,074	20,243	60,810	446,190	—	1,890,919
AFS financial assets(*2)			19,328,390	1,288,842	215,759	892,194	6,856,242	—	28,581,427
HTM financial assets(*3)			3,144,309	36,961	—	589,116	7,260,921	—	11,031,307

		￦	58,719,516	34,694,307	13,607,768	18,723,566	48,553,730	102,095,834	276,394,721

(*1)	FVTPL : fair value through profit or loss

(*2)	AFS : available-for-sale

(*3)	HTM : held-to-maturity

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Risk Policy Committee, acts as the executive decision making body in relation to market risks in terms of setting the risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

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

December 31, 2011, 2012 and 2013

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

In order to streamline such differences and use a consistent VaR among operating subsidiaries, the Group has adopted starting in 2013 a unified group-wide market risk measurement methodology, which uses the ten-day 99.9% confidence level for calculating the VaR.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2012 and 2013 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	189,958	203,740	176,840	182,318
Equities		63,419	74,694	55,241	74,694
Foreign exchange		114,537	117,037	112,022	113,434
Option volatility		4,602	5,801	3,828	4,594

	￦	372,516	401,272	347,931	375,040

	2013
	Average		Maximum	Minimum	At December 31
Interest rate	￦	195,496	210,229	185,555	200,557
Equities		75,107	85,345	66,493	85,345
Foreign exchange		128,086	137,491	121,200	122,205
Option volatility		6,631	7,506	4,941	7,324

	￦	405,320	440,571	378,189	415,431

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

Insurance company, Shinhan life insurance, was excluded when the Group estimated the market risk, because insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2012 and 2013 are as follows:

i-1) Shinhan Bank

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2012 and 2013 are as follows:

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	24,085	32,036	19,817	19,817
Equities		26,476	41,920	11,085	12,247
Foreign exchange		79,449	95,661	49,583	55,243
Option volatility		257	897	95	251
Portfolio diversification		(60,274)	(80,989)	(37,435)	(38,967)

	￦	69,993	89,525	43,145	48,591

	2013
	Average		Maximum	Minimum	At December 31
Interest rate	￦	21,604	28,670	14,413	25,136
Equities		5,677	13,250	2,737	7,341
Foreign exchange		45,176	50,933	41,554	43,993
Option volatility		278	350	198	208
Portfolio diversification		(25,837)	(40,931)	(18,457)	(27,001)

	￦	46,898	52,272	40,445	49,677

(*)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

i-2) Shinhan Card

An analysis of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2012 and 2013, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	358	900	250	500
Foreign exchange		35,291	40,972	32,313	36,905

	￦	35,649	41,872	32,563	37,405

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	Average		Maximum	Minimum	At December 31
Interest rate	￦	233	750	150	150
Foreign exchange		42,640	46,678	39,401	46,678

	￦	42,873	47,428	39,551	46,828

(*)

The Group has been exposed to only foreign exchange rate risk of foreign currency equity securities for the purpose of non-trading because the Shinhan Card hedges all cash flow of foreign currency liabilities by currency rate swap.

i-3) Shinhan Investment

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2012 and 2013 are as follows:

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	9,102	15,797	2,532	3,467
Equities		2,790	8,816	882	8,620
Foreign exchange		2,779	10,825	90	1,292
Option volatility		4,465	11,866	237	736
Portfolio diversification		(10,253)	(20,771)	(3,036)	(6,875)

	￦	8,883	26,533	705	7,240

	2013
	Average		Maximum	Minimum	At December 31
Interest rate	￦	12,583	33,534	2,930	6,404
Equities		8,287	17,163	3,418	3,471
Foreign exchange		2,160	7,524	116	1,194
Option volatility		1,681	3,400	323	1,409
Portfolio diversification		(9,889)	(22,237)	(3,662)	(7,416)

	￦	14,822	39,384	3,125	5,062

i-4) Shinhan Life Insurance

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2012 and 2013 are as follows:

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	826	1,333	197	958
Equities		750	947	499	947
Foreign exchange		216	253	136	135

	￦	1,792	2,533	832	2,040

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	Average		Maximum	Minimum	At December 31
Interest rate	￦	975	1,599	455	455
Equities		346	988	20	89
Foreign exchange		254	546	32	113

	￦	1,575	3,133	507	657

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

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

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

Shinhan Card Co., Ltd and Shinhan Life Insurance also monitors and manages its interest rate risk limits for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. The interest rate VaR analysis used by Shinhan Card Co., Ltd and Shinhan Life Insurance principally focuses on the maximum impact on its net asset value from adverse movement in interest rates.

Non-trading positions for interest rate VaR and EaR as of December 31, 2012 and 2013 are as follows:

ii-1) Shinhan Bank

	2012		2013
VaR	￦	841,157	415,700
EaR		249,567	356,453

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

ii-2) Shinhan Card

	2012		2013
VaR	￦	338,930	285,352
EaR		29,318	17,040

ii-3) Shinhan Investment

	2012		2013
VaR	￦	26,289	11,725
EaR		107,733	126,321

ii-4) Shinhan Life Insurance

	2012		2013
VaR	￦	126,359	62,298
EaR		28,705	2,428

(*1)

The Interest VaR was calculated by The Financial Supervisory Service regulations based on the duration proxies and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

(*2)

The Interest EaR was calculated by The Financial Supervisory Service regulations based on an interest rate gap analysis using the time buckets and the “middle of time band” as recommended under the Basel Accord.

iii) Foreign exchange risk

Foreign exchange risk arises because of the Group’s net foreign currency open position, which is the difference between its foreign currency assets and liabilities, including derivatives.

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The Risk Policy Committee oversees Shinhan Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

Foreign currency denominated assets and liabilities as of December 31, 2012 and 2013 are as follows:

	2012 (restated)
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	￦	1,198,615	1,119,555	74,962	870,378	340,001	3,603,511
Loans		11,790,540	4,932,804	1,323,022	1,351,857	1,964,774	21,362,997
Trading assets		153,521	—	—	14,715	451,165	619,401
Derivative assets		276,729	—	9,939	—	127	286,795
Available-for-sale financial assets		1,357,859	44,099	9,005	—	335,003	1,745,966
Held-to-maturity financial assets		1,210	392,628	—	—	40,648	434,486
Other financial assets		2,094,597	215,778	15,696	145,082	95,961	2,567,114

	￦	16,873,071	6,704,864	1,432,624	2,382,032	3,227,679	30,620,270

Liabilities
Deposits	￦	5,328,631	5,651,318	247,045	1,634,518	1,523,852	14,385,364
Trading liabilities		—	—	—	—	484,061	484,061
Derivative liabilities		123,007	47,718	—	—	60	170,785
Borrowings		4,968,386	669,168	688,261	85,055	250,880	6,661,750
Debt securities issued		4,863,268	436,625	106,220	210,002	701,964	6,318,079
Other financial liabilities		1,334,236	227,995	253,896	245,871	227,323	2,289,321

	￦	16,617,528	7,032,824	1,295,422	2,175,446	3,188,140	30,309,360

Net assets (liabilities)	￦	255,543	(327,960)	137,202	206,586	39,539	310,910
Off-balance derivative exposure		794,675	328,526	(123,325)	203,512	614,279	1,817,667

Net position	￦	1,050,218	566	13,877	410,098	653,818	2,128,577

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	￦	2,454,298	1,236,206	94,546	1,464,235	454,990	5,704,275
Loans		12,066,235	4,074,563	1,088,485	1,777,469	2,045,999	21,052,751
Trading assets		237,996	5,020	—	—	110,694	353,710
Derivative assets		188,332	34	7,864	397	1,910	198,537
Available-for-sale financial assets		1,740,787	9,125	13,508	5,106	523,371	2,291,897
Held-to-maturity financial assets		64,451	294,027	—	63,991	28,251	450,720
Other financial assets		1,329,737	348,676	105,395	43,322	116,523	1,943,653

	￦	18,081,836	5,967,651	1,309,798	3,354,520	3,281,738	31,995,543

Liabilities
Deposits	￦	6,526,255	5,280,535	319,828	2,492,930	1,818,909	16,438,457
Trading liabilities		—	—	—	—	398,596	398,596
Financial liabilities designated at fair value through profit or loss		46,806	—	—	—	—	46,806
Derivative liabilities		130,607	46,114	—	2,901	1,919	181,541
Borrowings		4,320,200	420,004	505,242	228,988	221,460	5,695,894
Debt securities issued		4,618,872	653,029	—	104,292	507,813	5,884,006
Other financial liabilities		1,134,441	309,432	374,739	170,065	320,016	2,308,693

	￦	16,777,181	6,709,114	1,199,809	2,999,176	3,268,713	30,953,993

Net assets (liabilities)	￦	1,304,655	(741,463)	109,989	355,344	13,025	1,041,550
Off-balance derivative exposure		147,613	753,581	(114,039)	49,107	296,693	1,132,955

Net position	￦	1,452,268	12,118	(4,050)	404,451	309,718	2,174,505

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

December 31, 2011, 2012 and 2013

(In millions of won)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	￦	9,787,042	1,200,221	1,015,252	1,251,796	281,700	51,490	13,587,501
Loans		29,530,726	28,531,335	32,647,384	45,347,878	47,575,372	47,325,670	230,958,365
Trading assets (*3)		14,079,144	171,414	254,080	776,572	1,373,046	—	16,654,256
Financial assets designated at fair value through profit or loss		1,793,657	73,857	5,169	41,007	609,711	21,728	2,545,129
Available-for-sale financial assets (*3)		33,002,881	1,243,237	—	60,648	35,377	1,945,647	36,287,790
Held-to-maturity financial assets		270,168	424,714	437,935	1,527,358	7,663,374	4,192,561	14,516,110
Other financial assets		5,743,829	184,686	40,126	282,030	3,393,670	106,117	9,750,458

	￦	94,207,447	31,829,464	34,399,946	49,287,289	60,932,250	53,643,213	324,299,609

Liabilities
Deposits (*2)	￦	70,081,054	19,834,349	17,568,677	58,212,569	11,138,795	2,655,637	179,491,081
Trading liabilities (*3)		1,370,723	—	—	—	—	—	1,370,723
Borrowings		9,314,059	2,085,094	1,390,841	1,416,346	4,719,507	892,355	19,818,202
Debt securities issued		1,068,555	1,949,034	2,922,035	6,558,938	27,084,263	4,321,377	43,904,202
Financial liabilities designated at fair value through profit or loss		85,260	173,289	296,974	495,799	3,617,151	153,724	4,822,197
Other financial liabilities		17,963,473	50,675	38,652	160,998	434,581	66,282	18,714,661

	￦	99,883,124	24,092,441	22,217,179	66,844,650	46,994,297	8,089,375	268,121,066

Off balance
Finance guarantee contracts	￦	2,895,878	—	—	—	—	—	2,895,878
Loan commitments and other		72,200,742	—	—	—	—	—	72,200,742

	￦	75,096,620	—	—	—	—	—	75,096,620

Derivatives:
Cash inflow	￦	2,024,108	373,602	161,696	571,717	2,137,068	631,768	5,899,959
Cash outflow		1,761,438	100,083	167,306	569,682	1,939,458	375,361	4,913,328

	￦	262,670	273,519	(5,610)	2,035	197,610	256,407	986,631

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	￦	13,158,921	1,132,108	1,158,640	842,635	71,427	236,053	16,599,784
Loans		29,266,553	28,405,856	32,069,312	46,773,416	51,992,423	45,558,541	234,066,101
Trading assets (*3)		18,021,851	—	—	—	—	—	18,021,851
Financial assets designated at fair value through profit or loss		2,387,535	146,011	99,491	88,401	639,495	—	3,360,933
Available-for-sale financial assets (*3)		28,471,792	1,424,789	43,166	569,533	177,199	2,936,276	33,622,755
Held-to-maturity financial assets		163,006	860,399	216,955	1,708,192	6,138,602	5,884,452	14,971,606
Other financial assets		4,234,883	115,317	257,777	335,576	3,732,060	83,282	8,758,895

	￦	95,704,541	32,084,480	33,845,341	50,317,753	62,751,206	54,698,604	329,401,925

Liabilities
Deposits (*2)	￦	81,531,603	20,667,444	25,856,289	43,637,751	10,648,429	2,907,671	185,249,187
Trading liabilities (*3)		1,258,283	—	—	—	—	—	1,258,283
Borrowings		10,104,078	1,791,667	2,152,228	1,795,100	3,816,464	790,890	20,450,427
Debt securities issued		1,111,445	2,864,917	3,065,423	4,710,799	24,847,517	5,708,971	42,309,072
Financial liabilities designated at fair value through profit or loss		56,175	206,479	442,352	677,631	4,205,094	321,399	5,909,130
Other financial liabilities		14,587,022	148,854	52,803	173,826	433,346	65,753	15,461,604

	￦	108,648,606	25,679,361	31,569,095	50,995,107	43,950,850	9,794,684	270,637,703

Off balance
Financial guarantee contracts	￦	2,457,712	—	—	—	—	—	2,457,712
Loan commitments and others		74,824,310	—	—	—	—	—	74,824,310

	￦	77,282,022	—	—	—	—	—	77,282,022

Derivatives:
Cash inflow	￦	1,827,969	671,262	234,757	327,195	1,886,110	736,877	5,684,170
Cash outflow		1,894,089	425,602	221,876	263,615	1,678,499	416,179	4,899,860

	￦	(66,120)	245,660	12,881	63,580	207,611	320,698	784,310

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2)	Demand deposits amounting to ￦52,171,149 million and ￦59,143,510 million as of December 31, 2012 and 2013 are included in the ‘Less than 1 month’ category, respectively.

(*3)	Trading assets and available-for-sale financial assets, except for assets restricted for sale for certain periods, were included in the ‘Less than 1 month’ category.

(*4)

Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

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

i) Financial instruments measured at the fair value

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

i-1) The table below analyzes financial instruments measured at the fair value as of December 31, 2012 and 2013 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2012 (restated)
	Level 1		Level 2	Level 3	Total
Assets
Trading assets
Debt securities	￦	3,170,587	10,495,814	172,671	13,839,072
Equity securities		437,925	1,934,550	4,780	2,377,255
Gold deposits		437,928	—	—	437,928
Financial assets designated at fair value through profit or loss
Debt securities and others		161,056	614,664	549,926	1,325,646
Equity securities		58,772	1,014,981	142,934	1,216,687
Derivative assets
Trading		25,315	1,607,049	275,277	1,907,641
Hedging		—	193,207	69,917	263,124
Available-for-sale financial assets
Debt securities		7,987,288	23,342,149	41,978	31,371,415
Equity securities		2,159,574	235,445	2,517,484	4,912,503

	￦	14,438,445	39,437,859	3,774,967	57,651,271

Liabilities
Trading liabilities
Debt securities	￦	886,662	—	—	886,662
Gold deposits		484,061	—	—	484,061
Financial liabilities designated at fair value through profit or loss
Borrowings		—	563,998	4,258,199	4,822,197
Derivative liabilities
Trading		21,286	1,481,257	210,866	1,713,409
Hedging		—	139,997	50,638	190,635

	￦	1,392,009	2,185,252	4,519,703	8,096,964

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	Level 1		Level 2	Level 3	Total
Assets
Trading assets
Debt securities	￦	2,904,587	12,329,028	29,997	15,263,612
Equity securities		627,131	2,060,870	5,348	2,693,349
Gold Deposits		76,337	—	—	76,337
Financial assets designated at fair value through profit or loss
Debt securities and others		171,881	1,037,630	681,408	1,890,919
Equity securities		46,573	1,209,975	213,298	1,469,846
Derivative assets
Trading		7,010	1,345,476	197,230	1,549,716
Hedging		—	115,195	52,557	167,752
Available-for-sale financial assets
Debt securities		7,614,090	20,950,068	17,269	28,581,427
Equity securities		2,285,388	485,498	2,251,988	5,022,874

	￦	13,732,997	39,533,740	3,449,095	56,715,832

Liabilities
Trading liabilities
Debt securities	￦	859,687	—	—	859,687
Gold deposits		398,596	—	—	398,596
Financial liabilities designated at fair value through profit or loss
Borrowings		672	1,379,367	4,529,091	5,909,130
Derivative liabilities
Trading		6,216	1,310,870	370,687	1,687,773
Hedging		—	147,416	191,345	338,761

	￦	1,265,171	2,837,653	5,091,123	9,193,947

i-2) There was no transfer between level 1 and level 2 for the year ended December 31, 2013.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

i-3) Changes in level 3 of the fair value hierarchy for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	￦	9,991	308,029	2,191,946	22,940	3,298,409
comprehensive income
Profit or loss		2,680	42,955	94,029	418,900	649,683
Other comprehensive income		—	—	46,157	19	—

		2,680	42,955	140,186	418,919	649,683
Purchases		640,000	981,102	525,561	69,590	—
Issuances		—	—	—	(170,367)	9,080,911
Settlements		(480,000)	(737,868)	(594,107)	(221,565)	(8,770,804)
Transfers into (out of) level 3		4,780	98,642	295,876	(35,827)	—

Ending balance	￦	177,451	692,860	2,559,462	83,690	4,258,199

	2013
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	￦	177,451	692,860	2,559,462	83,690	4,258,199
Comprehensive income
Profit or loss		(3,603)	5,856	(61,469)	(157,720)	59,683
Other comprehensive income		—	—	75,371	(1,148)	—

		(3,603)	5,856	13,902	(158,868)	59,683
Purchases		486,200	680,253	673,700	48,469	—
Issuances		—	—	—	(82,857)	4,996,245
Settlements		(626,200)	(473,800)	(404,688)	(202,679)	(4,785,036)
Transfers into (out of) level 3		1,497	(10,463)	(573,119)	—	—

Ending balance	￦	35,345	894,706	2,269,257	(312,245)	4,529,091

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

i-4) Valuation technique and inputs used in measuring fair value

i-4-1) Information about valuation technique and inputs used at December 31, 2013 in the fair value measurement of financial instruments classified as level 2 was as follows:

Type of financial instrument	Valuation technique	Book value		Inputs
Assets
Trading assets
Debt securities	DCF(*1)	￦	12,329,028	Discount rate
Equity securities	NAV(*2)		2,060,870	Price of underlying assets

			14,389,898

Financial assets designated at fair value through profit or loss
Debt securities	DCF(*1)		1,037,630	Discount rate
Equity securities	NAV(*2)		1,209,975	Price of underlying assets

			2,247,605

Derivative assets
Trading	Option model DCF(*1)		1,345,476	Discount rate, Foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			115,195

			1,460,671

Available-for-sale financial assets
Debt securities	DCF(*1)		20,950,068	Discount rate
Equity securities	NAV(*2)		485,498	Price of underlying assets

			21,435,566

			39,533,740

Liabilities
Financial liabilities designated at fair value through profit or loss
Borrowings	DCF(*1)		1,379,367	Discount rate
Derivative liabilities
Trading	Option model DCF(*1)		1,310,870	Discount rate, Foreign exchange rate, volatility, stock price, commodity index, etc
Hedging			147,416

			1,458,286

		￦	2,837,653

(*1)	DCF : Discounted cash flow

(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

i-4-2) Information about valuation technique and significant unobservable inputs used at December 31, 2013 in the fair value measurement of financial instruments classified as level 3 was as follows:

Type of financial instrument	Valuation technique	Book value (*4)		significant unobservable inputs	Range
Assets
Trading assets
Dept securities	DCF(*1)	￦	29,997	The volatility of the underlying asset	0.88%
Equity securities	DCF(*1)		5,348	Discount rate Growth rate	10.48% 0.00%~1.00%

			35,345

Financial assets designated at fair value through profit or loss
Dept securities and others	DCF(*1)		681,408	The volatility of the underlying asset Correlations	14.41%~48.86% 4.40%~81.68%
Equity securities	DCF(*1)		213,298	Discount rate Growth rate	10.48% 0.00%~1.00%

			894,706

Derivative assets
Equity and foreign exchange related	Option model(*2)		174,178	The volatility of the underlying asset Correlations	5.00%~48.09% (34.85%)~94.71%
Interest rates related	Option model(*2)		69,036	The volatility of the underlying asset Regression coefficient Correlations	0.44%~60.10% 0.02%~2.05% (17.75)%~61.19%
Credit related	Option model(*2)		277	The volatility of the underlying asset	4.76%
Commodity related	Option model(*2)		6,296	The volatility of the underlying asset Correlations	1.60%~41.33% (3.31%)~(85.97%)

			249,787

Available-for-sale financial assets
Dept securities	NAV(*3)		17,269	Discount rate Growth rate	0.00%
Equity securities	DCF(*1)		2,158,571	Discount rate, Growth rate	2.01%~26.61% 0.00%~2.00%

			2,175,840

			3,355,678

Liabilities
Financial liabilities designated at fair value through profit or loss
Other securities	Option model(*2)		4,529,091	The volatility of the underlying asset Correlations	1.60%~105.96% (4.91%)~74.16%
Derivative liabilities
Equity and foreign exchange related	Option model(*2)		280,811	The volatility of the underlying asset Correlations	5.63%~90.49% (34.85%)~68.88%
Interest rates related	Option model(*2)		213,124	The volatility of the underlying asset Regression coefficient Correlations	0.22%~0.51% 0.00%~5.12% 27.02%~94.60%
Credit related	Option model(*2)		(363)	Correlations	50.00%~80.00%
Commodity related	Option model(*2)		68,460	The volatility of the underlying asset Correlations	8.69%~41.33% (1.59%)~85.97%

			562,032

		￦	5,091,123

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(*1)	DCF : Discounted cash flow

(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*3)	NAV : Net asset value

(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

i-5) Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit or loss, or other comprehensive income:

	2012 (restated)
	Favorable changes		Unfavorable changes
Profit or loss
Trading assets	￦	1,362	(17)
Financial assets designated at fair value through profit or loss		7,020	(4,185)
Derivative assets		41,556	(39,570)
Available-for-sale financial assets(*1)		183,294	(137,350)

		233,232	(181,122)

Profit or loss
Financial liabilities designated at fair value through profit or loss		54,241	(39,574)
Derivative liabilities		21,952	(12,268)

	￦	76,193	(51,842)

(*1)	Fair value changes of equity securities are calculated by increasing or decreasing discount rate (-1~1%) or liquidation value (-1~1%).

	2013
	Favorable changes		Unfavorable changes
Profit or loss(*1)
Trading assets	￦	375	(1,249)
Financial assets designated at fair value through profit or loss		5,170	(4,385)
Derivative assets		16,053	(24,130)
Available-for-sale financial assets(*2)		165,734	(73,273)

		187,332	(103,037)

Profit or loss(*1)
Financial liabilities designated at fair value through profit or loss		45,080	(48,732)
Derivative liabilities		56,084	(58,729)

	￦	101,164	(107,461)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).

(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

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

ii-2) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2012 and 2013 are as follows:

	2012 (restated)			2013
	Book value		Fair value	Book value	Fair value
Assets
Loans	￦	200,288,636	202,224,920	205,722,718	207,047,757
Held-to-maturity financial assets		11,659,682	12,284,153	11,031,307	11,380,798
Other financial assets		9,563,182	9,627,212	8,603,430	8,650,316

		221,511,500	224,136,285	225,357,455	227,078,871

Liabilities
Deposits		173,295,702	173,592,345	178,809,881	178,792,752
Borrowings		19,518,040	19,581,684	20,142,908	20,186,806
Debt securities issued		38,838,467	39,874,554	37,491,439	37,905,035
Other financial liabilities		18,741,468	18,743,359	15,500,424	15,470,331

	￦	250,393,677	251,791,942	251,944,652	252,354,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

ii-3) The fair values of financial instruments not measured at fair value and analyzes them by the level in the fair value hierarchy into which each fair value measurement as of December 31, 2013 is categorized.

	Level 1		Level 2	Level 3	Total
Assets
Loans	￦	4,875,218	—	202,172,539	207,047,757
Held-to-maturity financial assets		3,800,855	7,579,943	—	11,380,798
Other financial assets		4,678,461	—	3,971,855	8,650,316

		13,354,534	7,579,943	206,144,394	227,078,871

Liabilities
Deposits		61,210,971	—	117,581,781	178,792,752
Borrowings		7,288,983	—	12,897,823	20,186,806
Debt securities issued		—	23,276,229	14,628,806	37,905,035
Other financial liabilities		3,226,901	—	12,243,430	15,470,331

	￦	71,726,855	23,276,229	157,351,840	252,354,924

ii-4) Information about valuation technique and inputs used at December 31, 2013 in measuring financial instruments not measured at fair value classified as level 2 or 3 was as follows:

	Fair value (*2)		Valuation technique		Inputs
Financial instruments classified as level 2 :
Assets
Held-to-maturity financial assets	￦	7,579,943	DCF	(*1)	Discount rate
Liabilities
Debt securities issued	￦	23,276,229	DCF	(*1)	Discount rate
Financial instruments classified as level 3 :
Assets
Loans	￦	202,172,539	DCF	(*1)	Discount rate, Credit spread, Prepayment rate
Other financial assets		3,971,855	DCF	(*1)	Discount rate

		206,144,394

Liabilities
Deposits		117,057,230	DCF	(*1)	Discount rate
Borrowings		8,777,156	DCF	(*1)	Discount rate
Debt securities issued		14,628,806	DCF	(*1)	Discount rate, Regression coefficient, Correlation coefficient
Other financial liabilities		12,243,430	DCF	(*1)	Discount rate

	￦	152,706,622

(*1)	DCF : Discounted cash flow

(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

iii) Unamortized balance of financial instruments valued using models with significant unobservable inputs.

Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2012 and 2013, are as follows:

	2012		2013
Beginning balance	￦	(3,097)	(2,574)
Deferral on new transactions		88	(36,241)
Recognized in the income statement during the period		435	9,367

Ending balance	￦	(2,574)	(29,448)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value. The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	￦	—	—	—	—	13,507,249	—	13,507,249
Trading assets		16,654,255	—	—	—	—	—	16,654,255
Financial assets designated at FVTPL (*1)		—	2,542,333	—	—	—	—	2,542,333
Derivatives		1,907,641	—	—	—	—	263,124	2,170,765
Loans		—	—	—	—	200,288,636	—	200,288,636
AFS financial assets(*2)		—	—	36,283,918	—	—	—	36,283,918
HTM financial assets(*3)		—	—	—	11,659,682	—	—	11,659,682
Other		—	—	—	—	9,563,182	—	9,563,182

	￦	18,561,896	2,542,333	36,283,918	11,659,682	223,359,067	263,124	292,670,020

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2012 (restated)
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	￦	—	—	173,295,702	—	173,295,702
Trading liabilities		1,370,723	—	—	—	1,370,723
Financial liabilities designated at FVTPL (*1)		—	4,822,197	—	—	4,822,197
Derivatives		1,713,409	—	—	190,635	1,904,044
Borrowings		—	—	19,518,040	—	19,518,040
Debt securities issued		—	—	38,838,467	—	38,838,467
Other		—	—	18,741,468	—	18,741,468

	￦	3,084,132	4,822,197	250,393,677	190,635	258,490,641

(*1)	FVTPL : Fair value through profit of loss

(*2)	AFS : Available-for-sale

(*3)	HTM : Held-to-maturity

(g) The transaction as a transfer of financial instruments

i) Transfers that do not qualify for derecognition

 Bonds sold under repurchase agreements as of December 31, 2012 and 2013 are as follows:

	2012		2013
Transferred asset:
Financial assets at fair value through profit or loss	￦	4,721,888	5,904,275
Available-for-sale financial assets		448,224	573,096
Held-to-maturity financial assets		241,592	262,225
Loans		—	121,350
Associated liabilities:
Bonds sold under repurchase agreements	￦	5,174,780	6,390,886

‚ Securities loaned as of December 31, 2012 and 2013 are as follows:

	2012		2013	Lender
Government bonds	￦	433,850	185,161	Korea Securities Finance Corp., Mitsui Sumitomo and others
Financial institutions bonds		370,143	17,043	Korea Securities Finance Corp.,
Corporate bonds		12,634	3,368	Mirae Asset Securities Co. Ltd.,

	￦	816,627	205,572

ii) Qualify for derecognition and continued involvement financial instrument.

There are no financial instrument which qualifies for derecognition and continued involvement as of December 31, 2012 and 2013.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(h) Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2012 and 2013 are as follows:

	2012
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets
Derivatives(*1)	￦	2,138,741	—	2,138,741	4,474,050	104,789	847,834
Other financial instruments(*1)		3,286,214	(1,718)	3,287,932
Bonds purchased under repurchase agreements(*2)		9,102,007	—	9,102,007	8,786,669	—	315,338
Securities loaned(*2)		816,627	—	816,627	816,627	—	—
Domestic exchange settlement debit(*3)		23,605,892	21,490,097	2,115,795	146	—	2,115,649
Receivables from disposal of securities(*4)		987,603	879,580	108,023	—	—	108,023
Insurance receivables		2,657	—	2,657	1,728	—	929

		39,939,741	22,367,959	17,571,782	14,079,220	104,789	3,387,773

Liabilities
Derivatives(*1)		1,834,127	—	1,834,127	4,320,184	—	588,541
Other financial instruments(*1)		3,072,880	(1,718)	3,074,598
Bonds purchased under repurchase agreements(*2)		5,174,780	—	5,174,780	5,174,780	—	—
Securities borrowed(*2)		883,750	—	883,750	883,750	—	—
Domestic exchange settlement pending(*3)		24,486,098	21,490,097	2,996,001	2,613,130	—	382,871
Payable from purchase of securities(*4)		1,007,732	879,580	128,152	—	—	128,152
Insurance payables		1,906	—	1,906	1,728	—	178

	￦	36,461,273	22,367,959	14,093,314	12,993,572	—	1,099,742

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets
Derivatives(*1)	￦	1,688,219	—	1,688,219	3,080,591	22,499	1,055,926
Other financial instruments(*1)		2,470,797	—	2,470,797
Bonds purchased under repurchase agreements(*2)		10,064,835	—	10,064,835	9,594,775	—	470,060
Securities loaned(*2)		205,572	—	205,572	205,572	—	—
Domestic exchange settlement debit(*3)		23,413,253	21,045,416	2,367,837	4,145	—	2,363,692
Receivables from disposal of securities(*4)		616,732	616,732	—	—	—	—
Insurance receivables		2,107	—	2,107	2,052	—	55

		38,461,515	21,662,148	16,799,367	12,887,135	22,499	3,889,733

Liabilities
Derivatives(*1)		1,947,627	—	1,947,627	3,128,198	—	949,872
Other financial instruments(*1)		2,130,443	—	2,130,443
Bonds purchased under repurchase agreements(*2)		6,390,886	—	6,390,886	6,390,886	—	—
Securities borrowed(*2)		858,039	—	858,039	858,039	—	—
Domestic exchange settlement pending(*3)		21,966,798	21,045,416	921,382	889,904	—	31,478
Payable from purchase of securities(*4)		716,475	616,732	99,743	—	—	99,743
Insurance payables		2,193	—	2,193	2,052	—	141

	￦	34,012,461	21,662,148	12,350,313	11,269,079	—	1,081,234

(*1)

The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.

(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3)

The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(*4)

Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.

(i) Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments included common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, ie ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2012 and 2013 are as follows:

	2012(*)		2013
Capital (A)	￦	25,075,736	25,605,827
Risk-weighted assets (B)		201,184,402	190,716,648
BIS ratio (A/B)		12.46%	13.43%

(*) The BIS ratio was calculated under the first accord, Basel I.

As of December 31, 2012 and 2013, the Group met the regulatory capital ratio above 8%.

5.	Significant estimate and judgment

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

December 31, 2011, 2012 and 2013

(In millions of won)

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

(e) Defined benefit obligation

The present value of defined benefit obligation that is measured by actuarial valuation method uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss. Other significant assumptions related to defined benefit obligation are based on current market situation

(f) Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of more than 30% against the original cost as “significant decline” and the status when the market price for marketable equity less than the carrying amounts of instruments for a six consecutive months as a “prolonged decline”.

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

The acquisition of savings banks is expected to boost synergies between the savings banks and other Group companies. When the Group’s linked loan system commences operations, loan introduction processes between

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

banks and savings banks will be accelerated. The Group expects synergies from diversification of customers through the business combination and has recognized the goodwill attributable to the synergies.

(a) Incorporation of Shinhan Savings Bank and acquisition of Tomato Savings Bank.

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

On January 2, 2012, Shinhan Savings Bank acquired certain assets and liabilities of Tomato Savings Bank.

Recognized amounts of assets acquired and liabilities assumed from the business combination are as follows;

	Amount
Assets :
Cash and due from banks	￦	237,443
Trading assets		83,860
Loans(*)		361,728
Available-for-sale financial assets		125,446
Property and equipment		180
Intangible assets		24,023
Other assets		798,676

		1,631,356

Liabilities :
Deposits		1,563,377
Other liabilities		95,533

		1,658,910

Net liabilities acquired		(27,554)

Consideration		—
Goodwill	￦	27,554

(*)	The aggregate principal amount of loans was ￦533,165 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

Comprehensive loss of the business acquired from the date of acquisition to December 31, 2012 was as follows:

	Amount
Operating loss	￦	(23,186)
Net interest income		63,523
Interest income		99,139
Interest expense		(35,616)
Net fees and commission expense		(2,114)
Fees and commission income		121
Fees and commission expense		(2,235)
Net trading income		8,286
Net gain on sale of available-for-sale financial assets		647
Impairment losses on financial assets		(60,093)
General and administrative expenses		(27,428)
Net other operating expenses		(6,007)
Other non-operating income, net		3,891

Loss before income taxes		(19,295)

Income tax expense		(4,094)

Loss for the period		(23,389)

Other comprehensive loss for the period, net of income tax		(3,078)
Net change in unrealized fair value of available-for-sale financial assets		(3,078)

Total comprehensive loss for the period	￦	(26,467)

(b) Acquisition of Yehanbyoul Saving Bank

On January 11, 2013, Shinhan Financial Group signed a share purchase agreement with Korea Deposit Insurance Corporation (KDIC) for the acquisition of Yehanbyoul Savings Bank (payment for acquisition is ￦45,296 million).

On April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank named Shinhan Savings Bank.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

Recognized amounts of assets acquired and liabilities assumed from the business combination were as follows:

	Amount
Assets :
Cash and due from banks	￦	907,174
Trading assets		14,813
Available-for-sale financial assets		25,945
Loans		133,663
Property and equipment, net		685
Other assets		5,614

		1,087,894

Liabilities :
Deposits		1,023,195
Other liabilities		31,392

		1,054,587

Net assets acquired		33,307

Consideration (cash and cash equivalent)		45,296
Goodwill	￦	11,989

Comprehensive loss of the business acquired from the date of acquisition to December 31, 2013 was as follows:

	Amount
Operating loss	￦	(19,127)
Net interest income		26,433
Interest income		54,638
Interest expense		(28,205)
Net fees and commission expense		(866)
Fees and commission income		1,027
Fees and commission expense		(1,893)
Dividend income		631
Net trading income		829
Net gain on sale of available-for-sale financial assets		286
Impairment losses on financial assets		(15,466)
General and administrative expenses		(24,876)
Net other operating expenses		(6,098)
Other non-operating loss, net		(389)

Loss before income taxes		(19,516)

Income tax expense		(2,361)

Loss for the period		(21,877)

Other comprehensive loss for the period, net of income tax		(115)
Net change in unrealized fair value of available-for-sale financial assets		(115)

Total comprehensive loss for the period	￦	(21,992)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

7.	Operating segments

(a) Segment information

The general descriptions by operating segments as of December 31, 2012 and 2013 are as follows:

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b) The following table provides information of income for each operating segment for the years ended December 31, 2011, 2012 and 2013.

	2011 (restated)
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustments	Total
	Retail		Corporate	International	Other	Adjustments
Net interest income (loss)	￦	2,671,278	1,013,951	259,548	1,049,467	60,820	1,359,734	230,747	523,663	(96,275)	7,038	7,079,971
Net fees and commission Income (loss)		623,694	279,177	45,580	(47,281)	(2,442)	319,845	319,115	27,533	219,555	(25,605)	1,759,171
Net other operating income (expense)		(2,381,593)	(455,328)	(230,543)	(47,492)	(8,516)	(582,661)	(426,967)	(229,211)	(189,289)	36,073	(4,515,527)

Operating income (loss)		913,379	837,800	74,585	954,694	49,862	1,096,918	122,895	321,985	(66,009)	17,506	4,323,615

Equity method income (loss)		—	—	—	—	28,995	—	8,170	—	15,748	4,877	57,790
Income tax expense (benefit)		181,401	169,104	20,369	185,975	16,016	229,983	39,206	73,518	33,572	7,436	956,580

Profit (loss) for the year	￦	714,972	670,335	52,384	719,866	75,829	893,959	101,710	239,456	1,750,295	(1,831,595)	3,387,211

Controlling interest	￦	714,972	670,335	52,384	719,866	74,870	893,959	101,710	239,456	1,752,029	(2,005,457)	3,214,124

Non-controlling interest		—	—	—	—	959	—	—	—	(1,734)	173,862	173,087

	2012 (restated)
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustments	Total
	Retail		Corporate	International	Other	Adjustments
Net interest income (loss)	￦	2,513,032	1,049,015	288,671	987,871	14,771	1,410,193	248,254	566,499	(107,569)	8,981	6,979,718
Net fees and commission Income (loss)		599,891	275,065	47,578	(62,880)	(12,517)	246,000	236,573	34,945	195,717	(17,227)	1,543,145
Net other operating income (expense)		(2,414,333)	(435,250)	(125,543)	(521,978)	(91,565)	(714,539)	(416,948)	(322,230)	(348,816)	46,306	(5,344,896)

Operating income (loss)		698,590	888,830	210,706	403,013	(89,311)	941,654	67,879	279,214	(260,668)	38,060	3,177,967

Equity method income		—	—	—	—	21,897	—	2,221	—	1,518	1,902	27,538
Income tax expense (benefit)		146,395	179,849	42,033	91,207	(25,458)	214,699	15,177	57,198	11,868	5,759	738,727

Profit (loss) for the year	￦	538,554	714,482	166,981	366,881	(101,137)	741,772	63,912	215,303	(234,374)	19,535	2,491,909

Controlling interest	￦	538,554	714,482	166,981	366,881	(101,311)	741,772	63,912	215,303	(232,105)	(152,579)	2,321,890

Non-controlling interest		—	—	—	—	174	—	—	—	(2,269)	172,114	170,019

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustments	Total
	Retail		Corporate	International	Other	Adjustments
Net interest income (loss)	￦	2,340,500	936,884	272,513	865,486	12,530	1,395,425	281,858	601,201	(108,286)	4,746	6,602,857
Net fees and commission Income (loss)		558,894	232,673	49,547	(83,585)	1,987	166,129	212,276	32,270	221,627	(5,463)	1,386,355
Net other operating income (expense)		(2,439,364)	(181,966)	(199,254)	(553,045)	(68,702)	(728,559)	(392,488)	(520,554)	(230,343)	(37,356)	(5,351,631)

Operating income (loss)		460,030	987,591	122,806	228,856	(54,185)	832,995	101,646	112,917	(117,002)	(38,073)	2,637,581

Equity method income		—	—	—	—	22,448	—	(19,401)	—	7,029	(2,790)	7,286
Income tax expense (benefit)		103,326	198,408	23,893	42,163	(7,367)	192,728	21,896	22,539	29,974	(4,995)	622,565

Profit (loss) for the year	￦	364,484	794,236	95,647	168,780	(29,488)	658,074	75,366	79,691	(99,437)	(47,783)	2,059,570

Controlling interest	￦	364,484	794,236	95,647	168,780	(29,647)	658,074	75,366	79,691	(105,420)	(198,403)	1,902,808

Non-controlling interest		—	—	—	—	159	—	—	—	5,983	150,620	156,762

(c) The following table provides information of assets for each operating segment as of December 31, 2012 and 2013.

	2012 (restated)
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustments	Total
	Retail		Corporate	International	Other	Adjustments
Trading assets		—	5,606,443	—	2,964,627	(576,199)	100,023	7,776,746	473,707	308,908	—	16,654,255
Loans	￦	104,015,570	58,446,332	8,975,232	2,159,083	(1,591,205)	20,156,564	1,217,660	3,581,004	4,723,211	(1,394,815)	200,288,636
Available-for-sale financial assets		607,848	25,030,962	871,999	2,664,565	(250,778)	486,540	1,455,369	5,339,775	408,823	(331,185)	36,283,918
Held-to-maturity financial assets		—	8,789,842	434,486	—	—	—	—	2,429,848	5,506	—	11,659,682

	￦	104,623,418	97,873,579	10,281,717	7,788,275	(2,418,182)	20,743,127	10,449,775	11,824,334	5,446,448	(1,726,000)	264,886,491

	2013
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustments	Total
	Retail		Corporate	International	Other	Adjustments
Trading assets		—	5,525,821	—	2,918,422	(924,478)	30,009	9,399,511	464,422	619,591	—	18,033,298
Loans	￦	107,691,917	58,927,881	9,667,785	1,888,357	(1,222,272)	19,303,111	1,375,047	4,160,146	5,294,693	(1,363,947)	205,722,718
Available-for-sale financial assets		599,738	21,365,262	1,106,929	1,953,003	(332,109)	608,840	1,658,456	6,484,313	445,013	(285,144)	33,604,301
Held-to-maturity financial assets		—	7,046,218	387,402	—	—	—	—	3,592,151	5,536	—	11,031,307

	￦	108,291,655	92,865,182	11,162,116	6,759,782	(2,478,859)	19,941,960	12,433,014	14,701,032	6,364,833	(1,649,091)	268,391,624

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(d) Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2012 and 2013.

	2011 (restated)		2012 (restated)	2013
Domestic	￦	4,179,287	2,990,495	2,520,008
Overseas		144,328	187,472	117,573

	￦	4,323,615	3,177,967	2,637,581

The following table provides information of non-current assets by geographical area as of December 31, 2012 and 2013.

	2012 (restated)		2013
Domestic	￦	8,030,779	8,071,974
Overseas		51,678	58,963

	￦	8,082,457	8,130,937

(*)	Non-current assets as of December 31, 2012 and 2013 include property and equipment, intangible assets, investment properties.

8.	Cash and due from banks

(a) Cash and due from banks as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Cash and cash equivalents	￦	2,997,084	2,644,109

Deposits in won:
Reserve deposits		2,804,583	3,230,045
Time deposits		2,850,405	2,396,369
Certificate of deposits		—	79,515
Other		1,635,249	2,833,687

		7,290,237	8,539,616

Deposits in foreign currency:
Deposits		1,561,565	2,715,882
Time deposits		1,232,353	2,037,426
Other		430,466	547,135

		3,224,384	5,300,443

Provisions		(4,456)	(11,659)

	￦	13,507,249	16,472,509

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b) Restricted due from banks as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Deposits in won
Reserve deposits	￦	2,804,583	3,230,045
Other(*)		996,503	2,034,098

		3,801,086	5,264,143

Deposits in foreign currency		728,619	878,274

	￦	4,529,705	6,142,417

(*)

Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

9.	Trading assets

Trading assets as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Debt securities:
Governments	￦	993,863	873,387
Financial institutions		5,770,083	6,034,954
Corporations		3,089,952	4,450,556
Bills bought		2,787,392	2,828,339
CMA(*)		1,018,520	1,043,266
Others		179,262	33,110

		13,839,072	15,263,612

Equity securities:
Stocks		327,853	521,406
Beneficiary certificates		1,672,624	1,836,729
Others		376,778	335,214

		2,377,255	2,693,349

Other
Gold deposits		437,928	76,337

	￦	16,654,255	18,033,298

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013	Condition
Debt securities	￦	853,433	1,187,310	Evaluation and management on a fair value basis, accounting mismatch
Equity securities		1,216,687	1,469,846	Evaluation and management on a fair value basis, accounting mismatch
Others		472,213	703,609	Combined instrument

	￦	2,542,333	3,360,765

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

11.	Derivatives

(a) The notional amounts of derivatives as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Foreign currency related
Over the counter
Currency forwards	￦	32,456,980	28,090,919
Currency swaps		11,789,631	14,327,504
Currency options		387,852	314,069

		44,634,463	42,732,492

Exchange traded
Currency futures		123,215	56,979

		44,757,678	42,789,471

Interest rates related
Over the counter
Interest rate swaps		91,314,373	85,987,990
Interest rate options		5,776,662	3,161,155

		97,091,035	89,149,145

Exchange traded
Interest rate futures		631,050	962,539

		97,722,085	90,111,684

Credit related
Over the counter
Credit swaps		165,789	229,742

Equity related
Over the counter
Equity swap and forwards		3,091,829	3,042,964
Equity options		1,671,376	2,717,467

		4,763,205	5,760,431

Exchange traded
Equity futures		161,051	223,417
Equity options		4,811,288	1,034,366

		4,972,339	1,257,783

		9,735,544	7,018,214

Commodity related
Over the counter
Swaps and forwards		467,334	1,183,862
Equity options		77,011	107,644

		544,345	1,291,506

Exchange traded
Equity options		282,185	185,346

		826,530	1,476,852

Hedge
Currency forwards		2,807	151,768
Currency swaps		1,848,578	1,880,545
Interest rate swaps		8,484,998	8,691,250

		10,336,383	10,723,563

	￦	163,544,009	152,349,526

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b) Fair values of derivative instruments as of December 31, 2012 and 2013 are as follows:

	2012 (restated)			2013
	Assets		Liabilities	Assets	Liabilities
Foreign currency related
Over the counter
Currency forwards	￦	511,226	611,165	421,167	494,163
Currency swaps		361,588	257,034	428,409	348,368
Currency options		25,167	11	9,123	1,504

		897,981	868,210	858,699	844,035

Interest rates related
Over the counter
Interest rate swaps		694,505	593,361	486,583	443,022
Interest rate options		23,921	33,297	12,982	16,932
Interest rate forwards		11	—	214	—

		718,437	626,658	499,779	459,954

Credit related
Over the counter
Credit swaps		1,147	842	1,480	5,324

Equity related
Over the counter
Equity swap and forwards		182,282	46,436	90,610	63,833
Equity options		75,760	144,417	86,113	221,341

		258,042	190,853	176,723	285,174

Exchange traded
Equity forwards		3	—	85	4
Equity options		20,740	18,995	1,341	928

		20,743	18,995	1,426	932

		278,785	209,848	178,149	286,106

Commodity related
Over the counter
Swaps and forwards		5,679	5,189	7,609	81,893
Equity options		1,052	371	1,852	7,268

		6,731	5,560	9,461	89,161

Exchange traded
Commodity futures		4,560	2,291	2,148	3,193

		11,291	7,851	11,609	92,354

Hedge
Currency forwards		447	—	2,112	141
Currency swaps		1,157	100,156	12,413	102,228
Interest rate swaps		261,520	90,479	153,227	236,392

		263,124	190,635	167,752	338,761

	￦	2,170,765	1,904,044	1,717,468	2,026,534

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012 (restated)	2013
Foreign currency related
Over the counter
Currency forwards	￦	176,646	(160,903)	(120,476)
Currency swaps		(94,365)	189,056	(11,165)
Currency options		5,117	(9,160)	4,673

		87,398	18,993	(126,968)

Exchange traded
Currency futures		116	63	(27)

		87,514	19,056	(126,995)

Interest rates related
Over the counter
Interest rate swaps		42,931	(17,681)	(74,566)
Interest rate options		(3,501)	985	3,328

		39,430	(16,696)	(71,238)

Exchange traded
Interest rate futures		(617)	(777)	(1,823)

		38,813	(17,473)	(73,061)

Credit related
Over the counter
Credit swaps		(411)	1,547	(4,391)

Equity related
Over the counter
Equity swap and forwards		(200,928)	352,700	(34,698)
Equity options		(75,330)	23,012	(10,993)

		(276,258)	375,712	(45,691)

Exchange traded
Equity futures		749	(1,446)	(1,214)
Equity options		62,571	1,347	(1,587)

		63,320	(99)	(2,801)

		(212,938)	375,613	(48,492)

Commodity related
Over the counter
Swaps and forwards		(430)	1,286	(66,468)
Commodity options		(6,055)	(1,393)	2,704

		(6,485)	(107)	(63,764)

Exchange traded
Commodity futures		104	2,404	(4,065)

		(6,381)	2,297	(67,829)

Hedge
Currency forwards		(358)	1,252	1,665
Currency swaps		30,065	(128,935)	(15,849)
Interest rate swaps		45,081	15,429	(253,433)

		74,788	(112,254)	(267,617)

	￦	(18,615)	268,786	(588,385)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(d) Gain or loss on fair value hedges for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012 (restated)	2013
Hedged item	￦	(51,205)	(18,970)	279,618
Hedging instruments		29,467	20,209	(240,814)

	￦	(21,738)	1,239	38,804

(e) Hedge of net investment in foreign operations

Hedge accounting is applied for a portion of Net investments in foreign operations, Foreign currency translation adjustments for foreign operation by each hedging instrument for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Borrowings in foreign currency	￦	56,314	65,567
Debt securities issued in foreign currency		25,782	5,366
Currency forwards		—	98

	￦	82,096	71,031

12.	Loans

(a) Loans as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Household loans	￦	74,537,214	77,150,180
Corporate loans		102,861,009	104,544,194
Public and other		3,106,885	2,525,043
Loans to banks		4,557,172	6,102,748
Card receivables		17,853,528	17,664,882

		202,915,808	207,987,047

Present value discount		(39,144)	(39,127)
Deferred loan origination costs and fees		212,477	251,249

		203,089,141	208,199,169
Allowance for impairment		(2,800,505)	(2,476,451)

	￦	200,288,636	205,722,718

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b) Changes in the allowance for impairment for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Loans						Other(*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	221,722	1,655,535	675,520	32,145	2,584,922	152,008	2,736,930
Provision for (reversal of) allowance		177,919	859,159	294,616	(6,908)	1,324,786	(9,421)	1,315,365
Write-offs		(116,871)	(713,805)	(490,108)	—	(1,320,784)	(21,484)	(1,342,268)
Effect of discounting		(321)	(66,155)	(1,526)	—	(68,002)	—	(68,002)
Allowance related to loans transferred		(17,222)	(84,463)	6,125	—	(95,560)	(9,623)	(105,183)
Recoveries		32,030	84,516	256,651	—	373,197	637	373,834
Others(*1)		—	(839)	2,785	—	1,946	(9,171)	(7,225)

Ending balance	￦	297,257	1,733,948	744,063	25,237	2,800,505	102,946	2,903,451

	2013
	Loans						Other(*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	297,257	1,733,948	744,063	25,237	2,800,505	102,946	2,903,451
Provision for (reversal of) allowance		139,989	613,257	339,242	(10,122)	1,082,366	42,561	1,124,927
Write-offs		(191,261)	(656,801)	(610,036)	—	(1,458,098)	(29,998)	(1,488,096)
Effect of discounting		(406)	(51,244)	(1,234)	—	(52,884)	—	(52,884)
Allowance related to loans transferred		(53,864)	(124,051)	(45,987)	—	(223,902)	(4,398)	(228,300)
Recoveries		27,751	150,954	216,888	—	395,593	2,470	398,063
Others(*1)		(3,148)	(68,863)	4,882	—	(67,129)	(14,964)	(82,093)

Ending balance	￦	216,318	1,597,200	647,818	15,115	2,476,451	98,617	2,575,068

(*1)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc

(*2)	Included allowance for due from banks and other assets

(c) Changes in deferred loan origination costs and fees for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Beginning balance	￦	138,933	212,477
Loan originations		122,985	150,137
Amortization		(49,441)	(111,365)

Ending balance	￦	212,477	251,249

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a) Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Available-for-sale financial assets
Debt securities(*1)
Government bonds	￦	5,446,367	4,396,211
Financial institutions bonds		13,750,391	12,842,491
Corporate bonds and others		12,174,657	11,342,725

		31,371,415	28,581,427

Equity securities(*2)
Stock		3,819,723	3,193,031
Equity investments		506,012	517,846
Beneficiary certificates		537,766	1,047,228
Others		49,002	264,769

		4,912,503	5,022,874

		36,283,918	33,604,301

Held-to-maturity financial assets
Debt securities
Government bonds		5,717,180	5,720,223
Financial institutions bonds		1,700,583	1,406,063
Corporate bonds and others		4,241,919	3,905,021

		11,659,682	11,031,307

	￦	47,943,600	44,635,608

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting year.

(*2)

Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦173,342 million and ￦93,417 million as of December 31, 2012 and 2013, respectively.

(b) Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012 (restated)	2013
Gain on sale of available-for-sale financial assets	￦	866,138	566,157	773,032
Loss on sale of available-for-sale financial assets		(19,793)	(30,579)	(72,423)

	￦	846,345	535,578	700,609

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

14.	Property and equipment, net

(a) Property and equipment as of December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,742,337	—	1,742,337
Buildings		962,217	(95,786)	866,431
Other		2,113,681	(1,613,992)	499,689

	￦	4,818,235	(1,709,778)	3,108,457

	2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Book value
Land	￦	1,798,444	—	—	1,798,444
Buildings		1,106,021	(130,467)	—	975,554
Other		2,049,971	(1,609,581)	(85)	440,305

	￦	4,954,436	(1,740,048)	(85)	3,214,303

(*)

Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

(b) Changes in property and equipment for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Land		Buildings	Other	Total
Beginning balance	￦	1,751,634	862,009	380,216	2,993,859
Acquisitions(*1)		1,699	41,386	266,848	309,933
Disposals(*1)		(180)	(7,191)	(14,674)	(22,045)
Depreciation		—	(31,982)	(169,789)	(201,771)
Amounts transferred from (to) investment property		(4,659)	(2,042)	—	(6,701)
Amounts transferred to assets held for sale(*2)		(16,243)	(5,264)	—	(21,507)
Effects of foreign currency movements		(179)	(1,563)	(3,341)	(5,083)
Change in subsidiaries		10,265	11,078	40,429	61,772

Ending balance	￦	1,742,337	866,431	499,689	3,108,457

(*1)	￦13,651 million of buildings increased by transfers from construction-in-progress.

(*2)	Comprised of land and buildings, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	Land		Buildings	Other	Total
Beginning balance	￦	1,742,337	866,431	499,689	3,108,457
Acquisitions(*1)		10,283	165,824	255,603	431,710
Disposals(*1)		(5,863)	(5,259)	(154,585)	(165,707)
Depreciation		—	(34,338)	(168,830)	(203,168)
Impairment		—	—	(85)	(85)
Amounts transferred from (to) investment property		56,210	(12,442)	—	43,768
Amounts transferred to assets held for sale(*2)		(3,752)	(2,526)	—	(6,278)
Effects of foreign currency movements		(771)	(2,136)	8,513	5,606

Ending balance	￦	1,798,444	975,554	440,305	3,214,303

(*1)	￦134,790 million of buildings increased by transfers from construction-in-progress.

(*2)	Comprised of land and buildings, etc.

(c) Insured assets as of December 31, 2013 are as follows:

Type of insurance	Assets insured	Amount covered	Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent	22,600	Samsung Fire & Marine Insurance Co., Ltd and 7 other entities
Package insurance	Land and buildings	1,303,784	Samsung Fire & Marine Insurance Co., Ltd and 5 other entities
Fire insurance	Equipment	13,605	Samsung Fire & Marine Insurance Co., Ltd and AIG Insurance
Theft insurance	Cash and securities	57,030	Dongbu Insurance Co., Ltd., and 8 other entities
Directors’ and Officers’ Liability and Company Reimbursement Insurance	—	50,000	Samsung Fire & Marine Insurance Co., Ltd
Other	—	26,760	MERITZ Fire & Marine Insurance Co., Ltd and 2 other entities

		1,473,779

(*)	In addition, the Group maintains vehicle insurance, medical insurance, fire insurance for its assets, and employee compensation insurance covering loss and liability arising from accidents.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

15.	Intangible assets, net

(a) Intangible assets as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Goodwill	￦	3,830,363	3,835,141
Software		72,362	74,622
Development cost		115,506	87,168
Other		177,265	229,447

	￦	4,195,496	4,226,378

(b) Changes in intangible assets for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Goodwill		Development cost	Software	Other	Total
Beginning balance	￦	3,854,524	99,529	75,164	174,243	4,203,460
Acquisitions		27,554	50,339	28,794	44,603	151,290
Disposals		—	—	(578)	(6,718)	(7,296)
Impairment(*1)		(54,124)	—	(185)	(4,208)	(58,517)
Amortization(*2)		—	(34,430)	(31,483)	(31,152)	(97,065)
Effects of foreign currency movements		—	—	(816)	(280)	(1,096)
Change in subsidiaries		2,409	68	1,466	777	4,720

Ending balance	￦	3,830,363	115,506	72,362	177,265	4,195,496

	2013
	Goodwill		Development cost	Software	Other	Total
Beginning balance	￦	3,830,363	115,506	72,362	177,265	4,195,496
Acquisitions		—	12,754	34,114	107,537	154,405
Business combination		11,989	—	—	—	11,989
Disposals		(7,211)	(61)	(635)	(8,122)	(16,029)
Impairment(*1)		—	—	—	(2,576)	(2,576)
Amortization(*2)		—	(41,031)	(30,913)	(44,618)	(116,562)
Effects of foreign currency movements		—	—	(306)	(39)	(345)

Ending balance	￦	3,835,141	87,168	74,622	229,447	4,226,378

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful life by comparing its recoverable amount with its carrying amount.

(*2)	The Group recognized amortization of intangible asset in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(c) Goodwill

i) Goodwill as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Banking
Retail	￦	652,344	652,344
Corporate and investment		107,856	107,856
Other		82,060	82,060
Credit card		2,685,389	2,685,389
Life insurance		275,370	275,370
Others		27,344	32,122

	￦	3,830,363	3,835,141

ii) The changes in goodwill for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Beginning balance	￦	3,854,523	3,830,363
Acquisition of subsidiaries		27,555	11,989
Disposition from business combinations		—	(7,211)
Impairment(*1)		(54,124)	—
Change in subsidiaries		2,409	—

Ending balance	￦	3,830,363	3,835,141

(*1)	The impairment losses was recognized in ‘Others CGU’ of ￦10,284 million and ‘international CGU of Shinhan Bank’ of ￦43,840 million for the year ended December 31, 2013, respectively.

iii) Goodwill impairment test

The recoverable amounts of all CGUs to which goodwill has been allocated was based on their respective value in use and was determined by discounting the estimated future cash flows to be generated from the continuing use of the respective CGUs.

The recoverable amounts of CGUs have been determined using cash flow estimates which cover a 5.5 year period (July 31, 2013 through December 31, 2018) from the date of valuation, which is June 30, 2013, with a valuation of terminal value applied thereafter. In case of Shinhan Life Insurance, only the 30 years of future cash flows are applied since the present value of the future cash flows thereafter is not significant.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

Discount and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking
Retail	11.45%	2.98%
Corporate and investment	10.40%, 11.45%	2.98%, 3.10%
Other	11.45%	2.98%
Credit card	11.00%	2.98%
Life insurance	10.50%	—
Other	11.40%, 11.80%	2.98%

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2013	2014	2014	2016	2017 and thereafter
CPI growth	1.70%	2.80%	3.50%	3.50%	3.20%
Real retail sales growth	0.00%	3.30%	4.00%	3.70%	3.40%
Real GDP growth	1.60%	3.40%	4.10%	3.80%	3.60%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Return on investment	4.85%
Risk-based solvency margin ratio	311.90%

Total recoverable amount and book value of CGUs, to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	￦	31,853,511
Total book value		29,351,776

	￦	2,501,735

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

16.	Investments in associates

(a) Investments in associates as of December 31, 2012 and 2013 are as follows:

Investees	Country	Reporting date	Ownership (%) (*1)
			2012	2013
Cardif Life Insurance(*1,3)	Korea	September 30	14.99	14.99
Aju Capital Co., Ltd.(*1,2)	”	”	12.85	12.85
Pohang TechnoPark 2PFV(*2)	”	December 31	14.90	14.90
Daewontos Co., Ltd.(*1,6)	”	September 30	36.33	36.33
Shinhan Corporate Restructuring Fund 5th(*5)	”	December 31	45.00	52.58
DCC Corporate Restructuring Fund 1st	”	”	24.14	—
PT Clemont Finance Indonesia(*1)	Indonesia	September 30	30.00	30.00
Haejin Shipping Co. Ltd.	Hongkong	December 31	24.00	24.00
APC Fund(*1)	”	September 30	25.20	25.20
SHC-IMM New Growth Fund(*5)	Korea	December 31	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
UAMCO., Ltd.(*2)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Aju-Shinhan 1st Investment Fund	”	”	60.00	—
Aju-Shinhan 2nd Investment Fund	”	”	33.33	—
Aju 3rd Investment Fund	”	”	60.00	—
Medici 2nd Investment Fund(*5)	”	”	54.67	54.67
STI New growth engine Investment Fund	”	”	50.00	50.00
AJU-SHC WIN-WIN Company Fund 3(*5)	”	”	70.16	70.16
Shinhan K2 Secondary Fund(*4)	”	”	10.75	10.75
Aju 4th Investment Fund	”	”	30.00	30.00
KDB Daewoo Securities Platinum PEF	”	”	20.00	20.00
Shinhan-stonebridge Petro PEF(*4)	”	”	1.82	1.82
FAMILY FOOD CO,. LTD.(*1)	”	September 30	—	24.63
TS2013-6 M&A Investment Fund	”	December 31	—	25.00
Inhee Co., Ltd(*1,2,6)	”	September 30	—	15.36
Truston Falcon Asia US Feeder Fund	Singapore	December 31	—	31.58
Innopolis-CJ Bio Healthcare Fund	Korea	”	—	25.00

(*1)	Financial statements as of September 30, 2013 were used for the equity method.

(*2)	The Group used the equity method of accounting as the Group has significant influence in electing on the board of directors.

(*3)	The Group has significant influence due to material transaction with investee.

(*4)	As a managing partner, the Group has significant management control over the investee.

(*5)	As a limited partner, the Group is not able to participate in policy-making processes to obtain economic benefit from the investee.

(*6)

The Group reclassifies available-for-sale financial assets that were acquired by debt-equity swap to investments in associates since reorganization procedures were completed and voting rights were restored.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b) Changes in investments in associates for the years ended December 31, 2012 and 2013 are as follows:

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	42,647	8,923	3,964	(4,284)	—	51,250
Aju Capital Co., Ltd.(*1)		29,653	(1,849)	568	(149)	—	28,223
Pohang TechnoPark 2PFV		2,895	—	(48)	—	—	2,847
Daewontos Co., Ltd.		122	—	(122)	—	—	—
Shinhan Corporate Restructuring Fund 5th		675	—	(675)	239	(239)	—
DCC Corporate Restructuring Fund 1st		296	(273)	(23)	—	—	—
PT Clemont Finance Indonesia		6,892	—	81	(1,393)	—	5,580
Haejin Shipping Co. Ltd.		—	—	1,051	(36)	—	1,015
APC Fund		38,101	8,640	(23,533)	(474)	—	22,734
SHC-IMM New Growth Fund		8,884	440	(175)	—	—	9,149
QCP New Technology Fund 20th		259	—	(10)	—	—	249
UAMCO., Ltd.		120,917	—	18,373	(19)	—	139,271
Miraeasset 3rd Investment Fund		4,705	—	232	799	—	5,736
Aju-Shinhan 1st Investment Fund		3,748	(3,635)	(113)	—	—	—
Aju-Shinhan 2nd Investment Fund		675	(693)	18	—	—	—
Aju 3rd Investment Fund		3,040	(3,698)	658	—	—	—
Medici 2nd Investment Fund]		3,208	—	(36)	—	—	3,172
STI New growth engine Investment Fund		2,824	(273)	(42)	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		2,954	2,139	163	—	—	5,256
Shinhan K2 Secondary Fund		1,692	1,698	(28)	—	—	3,362
Aju 4th Investment Fund		2,977	(3,957)	2,560	—	—	1,580
KDB Daewoo Securities Platinum PEF		6,517	(1,079)	1,125	—	—	6,563
Shinhan-stonebridge Petro PEF		14,837	(417)	1,898	—	—	16,318
SHINHAN 2013-1 New Technology Business Investment Fund’		—	(172)	172	—	—	—
FAMILY FOOD CO,. LTD.		—	4,158	53	460	—	4,671
TS2013-6 M&A Investment Fund		—	4,000	(89)	—	—	3,911
Inhee Co., Ltd		—	—	382	(21)	—	361
Truston Falcon Asia US Feeder Fund		—	10,030	913	(102)	—	10,841
Innopolis-CJ Bio Healthcare Fund		—	4,000	(31)	—	—	3,969

	￦	298,518	27,982	7,286	(4,980)	(239)	328,567

(*1)	The market values of investments are ￦37,049 million as of December 31, 2013 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(c) Condensed financial statements of associates as of and for the years ended December 31, 2012 and 2013 are as follows:

	2012			2013
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	￦	2,993,361	2,765,496	3,466,657	3,184,257
Aju Capital Co., Ltd.		5,857,903	5,153,149	6,044,214	5,349,045
Pohang TechnoPark 2PFV		20,993	1,564	20,783	1,676
Daewontos Co., Ltd.		5,314	4,979	6,536	7,740
Shinhan Corporate Restructuring Fund 5th		2,749	1,250	12	1
DCC Corporate Restructuring Fund 1st		1,237	11	—	—
PT Clemont Finance Indonesia		77,548	54,573	56,333	37,734
Haejin Shipping Co. Ltd.		19,681	22,942	10,118	5,892
APC Fund		162,712	11,360	90,300	86
SHC-IMM New Growth Fund		13,772	2	14,180	—
QCP New Technology Fund 20th		548	—	527	—
UAMCO., Ltd.		4,906,006	4,215,061	4,363,884	3,568,061
Miraeasset 3rd Investment Fund		9,474	63	11,579	106
Aju-Shinhan 1st Investment Fund		6,353	106	—	—
Aju-Shinhan 2nd Investment Fund		2,031	7	—	—
Aju 3rd Investment Fund		5,070	3	—	—
Medici 2nd Investment Fund		5,869	—	5,803	—
STI New growth engine Investment Fund		5,649	—	5,019	—
AJU-SHC WIN-WIN Company Fund 3		4,229	19	7,554	62
Shinhan K2 Secondary Fund		15,732	—	31,266	5
Aju 4th Investment Fund		9,945	23	5,277	13
KDB Daewoo Securities Platinum PEF		32,676	90	33,005	188
Shinhan-stonebridge Petro PEF		814,189	—	895,695	211
FAMILY FOOD CO,. LTD.		—	—	67,882	45,103
TS2013-6 M&A Investment Fund		—	—	15,728	82
Inhee Co., Ltd		—	—	16,481	14,127
Truston Falcon Asia US Feeder Fund		—	—	35,209	880
Innopolis-CJ Bio Healthcare Fund		—	—	15,879	2

	￦	14,973,041	12,230,698	15,219,921	12,215,271

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

Condensed income statement information the years ended December 31, 2012 and 2013 are as follows:

	2012
Investees	Operating revenue		Net profit	Other comprehensive income	Total comprehensive income
Cardif Life Insurance	￦	798,918	2,497	44,709	47,206
Aju Capital Co., Ltd.		775,227	40,353	(96)	40,257
Pohang TechnoPark 2PFV		—	(5,440)	—	(5,440)
Daewontos Co., Ltd.		24,397	243	—	243
Shinhan Corporate Restructuring Fund 5th		19	15	(532)	(517)
DCC Corporate Restructuring Fund 1st		16	(1,064)	—	(1,064)
PT Clemont Finance Indonesia		6,558	1,343	—	1,343
Haejin Shipping Co. Ltd.		2,482	(3,287)	—	(3,287)
APC Fund		3,564	2,076	—	2,076
SHC-IMM New Growth Fund		102	(300)	—	(300)
QCP New Technology Fund 20th		1	(21)	—	(21)
UAMCO., Ltd.		599,570	95,828	(422)	95,406
Miraeasset 3rd Investment Fund		195	36	—	36
Aju-Shinhan 1st Investment Fund		677	630	—	630
Aju-Shinhan 2nd Investment Fund		882	852	—	852
Aju-Shinhan 3rd Investment Fund		433	419	—	419
Medici 2nd Investment Fund		5	(104)	—	(104)
STI New growth engine Investment Fund		—	1,648	—	1,648
AJU-SHC WIN-WIN Company Fund 3		844	825	—	825
Shinhan K2 Secondary Fund		—	(543)	—	(543)
Aju 4th Investment Fund		374	(77)	—	(77)
KDB Daewoo Securities Platinum PEF		—	(314)	—	(314)
Shinhan-stonebridge Petro PEF		26	(3,991)	—	(3,991)

	￦	2,214,290	131,624	43,659	175,283

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
Investees	Operating revenue		Net profit	Other comprehensive income	Total comprehensive income
Cardif Life Insurance	￦	682,100	18,295	(28,557)	(10,262)
Aju Capital Co., Ltd.		790,073	2,232	1,324	3,556
Pohang TechnoPark 2PFV		—	(322)	—	(322)
Daewontos Co., Ltd.		17,313	(873)	—	(873)
Shinhan Corporate Restructuring Fund 5th		2,213	473	532	1,005
DCC Corporate Restructuring Fund 1st		42	(104)	—	(104)
PT Clemont Finance Indonesia		3,562	268	—	268
Haejin Shipping Co. Ltd.		194	7,572	—	7,572
APC Fund		—	(93,567)	—	(93,567)
SHC-IMM New Growth Fund		85	(271)	—	(271)
QCP New Technology Fund 20th		1	(21)	—	(21)
UAMCO., Ltd.		708,035	105,013	(107)	104,906
Miraeasset 3rd Investment Fund		695	462	1,599	2,061
Aju-Shinhan 1st Investment Fund		274	(189)	—	(189)
Aju-Shinhan 2nd Investment Fund		131	55	—	55
Aju-Shinhan 3rd Investment Fund		1,234	1,097	—	1,097
Medici 2nd Investment Fund		—	(66)	—	(66)
STI New growth engine Investment Fund		—	(84)	—	(84)
AJU-SHC WIN-WIN Company Fund 3		869	233	—	233
Shinhan K2 Secondary Fund		680	(258)	—	(258)
Aju 4th Investment Fund		9,265	8,532	—	8,532
KDB Daewoo Securities Platinum PEF		6,000	5,626	—	5,626
Shinhan-stonebridge Petro PEF		107,695	104,163	—	104,163
SHINHAN 2013-1 New Technology Business Investment Fund’		872	729	—	729
FAMILY FOOD CO,. LTD.		32,205	217	1,869	2,086
TS2013-6 M&A Investment Fund		355	(354)	—	(354)
Inhee Co., Ltd		5,866	662	(18,156)	(17,494)
Truston Falcon Asia US Feeder Fund		3,977	2,887	—	2,887
Innopolis-CJ Bio Healthcare Fund		15	(123)	—	(123)

	￦	2,373,751	162,284	(41,496)	120,788

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(d) Reconciliation of the financial information presented to the carrying amount of its interest in the associate as of December 31, 2012 and 2013 are as follow:

	December 31, 2012
Investees	Net assets (a)		Ownership (%) (b)	the share of net assets (a)*(b)	Intra-group transactions	Other	Book value
Cardif Life Insurance(*1)	￦	227,865	14.99	34,157	(304)	8,794	42,647
Aju Capital Co., Ltd.(*2)		662,870	12.85	85,176	—	(55,523)	29,653
Pohang TechnoPark 2PFV		19,429	14.90	2,895	—	—	2,895
Daewontos Co., Ltd.		335	36.33	122	—	—	122
Shinhan Corporate Restructuring Fund 5th		1,499	45.00	675	—	—	675
DCC Corporate Restructuring Fund 1st		1,226	24.14	296	—	—	296
PT Clemont Finance Indonesia		22,975	30.00	6,892	—	—	6,892
Haejin Shipping Co. Ltd.(*3)		(3,261)	24.00	(783)	—	783	—
APC Fund		151,352	25.20	38,101	—	—	38,101
SHC-IMM New Growth Fund		13,770	64.52	8,884	—	—	8,884
QCP New Technology Fund 20th		548	47.17	259	—	—	259
UAMCO., Ltd.		690,945	17.50	120,917	—	—	120,917
Miraeasset 3rd Investment Fund		9,411	50.00	4,705	—	—	4,705
Aju-Shinhan 1st Investment Fund		6,247	60.00	3,748	—	—	3,748
Aju-Shinhan 2nd Investment Fund		2,024	33.33	675	—	—	675
Aju 3rd Investment Fund		5,067	60.00	3,040	—	—	3,040
Medici 2nd Investment Fund		5,869	54.67	3,208	—	—	3,208
STI New growth engine Investment Fund		5,649	50.00	2,824	—	—	2,824
AJU-SHC WIN-WIN Company Fund 3		4,210	70.16	2,954	—	—	2,954
Shinhan K2 Secondary Fund		15,732	10.75	1,692	—	—	1,692
Aju 4th Investment Fund		9,922	30.00	2,977	—	—	2,977
KDB Daewoo Securities Platinum PEF		32,586	20.00	6,517	—	—	6,517
Shinhan-stonebridge Petro PEF		814,189	1.82	14,837	—	—	14,837

	￦	2,700,459		344,768	(304)	(45,946)	298,518

(*1)	Other adjustments represent the increase in net assets due to paid-in capital increase occurred between the end of reporting period of the associate and the Group.

(*2)	Net assets do not include non-controlling interest. Other adjustments represent the cumulative impairment loss.

(*3)	Other adjustments represent the unrecognized share of losses of an associate because the Group has stopped recognizing its share losses of the associate due to cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(e) The unrecognized share of losses of associate for the year ended December 31, 2013 and cumulatively were as follow:

Investees	The unrecognized share of losses of associate for
	the reporting period	the cumulative period
Daewontos Co., Ltd.	￦ (437)	(437)

17.	Investment properties, net

(a) Investment properties as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Acquisition cost	￦	811,977	737,426
Accumulated depreciation		(33,472)	(47,169)

Book value	￦	778,505	690,257

(*)

Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

(b) Changes in investment properties for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Beginning balance	￦	512,034	778,505
Acquisitions		296,315	234,432
Disposals		(2,991)	(32,915)
Depreciation		(14,045)	(17,238)
Amounts transferred from property and equipment		6,701	(43,768)
Amounts transferred to assets held for sale(*1)		(22,825)	(228,762)
Foreign currency adjustment		(13)	3
Change in subsidiaries		3,329	—

Ending balance	￦	778,505	690,257

(*1)	Comprise of land and buildings, etc.

(c) Income and expenses on investment property for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012 (restated)	2013
Rental Income	￦	26,955	44,885	53,024
Direct operating expenses for investment properties that generated rental income		8,299	14,045	19,284

(d) The fair value of investment property as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Land and buildings	￦	801,221	709,511

(*)	Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

18.	Other assets, net

Other assets as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Accounts receivable	￦	4,579,155	3,530,688
Domestic exchange settlement debit		2,134,806	2,424,781
Guarantee deposits		1,358,007	1,353,898
Present value discount		(87,620)	(75,218)
Accrued income		1,524,432	1,329,910
Prepaid expense		187,568	133,086
Suspense payments		91,426	74,565
Sundry assets		204,479	157,572
Separate account assets		1,896,072	2,108,617
Advance payments		185,356	180,561
Unamortized deferred acquisition cost		1,239,756	1,152,549
Other		67,961	165,140
Allowances for impairment		(98,491)	(86,956)

	￦	13,282,907	12,449,193

19.	Leases

(a) Finance lease receivables of the Group as lessor as of December 31, 2012 and 2013 are as follows:

	2012
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	767,000	91,345	675,655	—
1 ~ 5 years		1,131,866	146,687	985,179	—
Later than 5 years		42,489	3,171	39,318	—

	￦	1,941,355	241,203	1,700,152	—

	2013
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	689,515	99,379	590,136	—
1 ~ 5 years		1,206,565	110,560	1,096,005	—
Later than 5 years		35,823	1,061	34,762	—

	￦	1,931,903	211,000	1,720,903	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b) The scheduled maturities of minimum lease payments of the Group as lessor as of December 31, 2012 and 2013 are as follows:

i) Finance leases

	2012
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	￦	754,107	91,964	662,143
1 ~ 5 years		1,087,534	141,667	945,867
Later than 5 years		42,489	3,171	39,318

	￦	1,884,130	236,802	1,647,328

	2013
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	￦	689,515	99,379	590,136
1 ~ 5 years		1,206,565	110,560	1,096,005
Later than 5 years		35,823	1,061	34,762

	￦	1,931,903	211,000	1,720,903

ii) Operating leases

	Minimum lease payment
	2012		2013
Not later than 1 year	￦	7,491	9,950
1 ~ 5 years		11,135	10,120

	￦	18,626	20,070

(c) Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2012 and 2013 are as follows:

	Minimum lease payment
	2012		2013
Not later than 1 year	￦	104,108	94,296
1 ~ 5 years		122,332	115,946
Later than 5 years		9,606	12,238

	￦	236,046	222,480

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

20.	Pledged assets

(a) Assets pledged as collateral as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Loans	￦	127,588	237,277
Securities
Trading assets		5,645,860	6,701,687
Available-for-sale financial assets		1,531,366	2,421,472
Held-to-maturity financial assets		5,551,874	4,922,650
Financial assets designated at fair value through profit or loss		400,837	485,202

		13,129,937	14,531,011

Deposits		100,498	124,716
Real estate		452,907	445,206
Other assets		56,056	93,480

	￦	13,866,986	15,431,690

(*)

The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2012 and 2013 were ￦5,530,540 million and ￦6,949,973 million, respectively.

(b) The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Collateral held		Collateral sold or repledged
Securities	￦	3,731,968	—

	2013
	Collateral held		Collateral sold or repledged
Securities	￦	3,233,542	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

21.	Deposits

Deposits as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Demand deposits	￦	52,171,149	59,143,510
Time deposits		114,220,905	112,583,986
Negotiable certificates of deposits		1,303,683	1,827,088
Note discount deposits		3,013,376	3,132,185
CMA(*)		1,626,061	1,291,588
Others		960,528	831,524

	￦	173,295,702	178,809,881

(*)	CMA: Cash management account deposits

22.	Trading liabilities

Trading liabilities as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Securities sold
Equity	￦	126,160	285,616
Debt		760,502	565,422
Others		—	8,649
Gold deposits		484,061	398,596

	￦	1,370,723	1,258,283

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013	Condition
Equity-linked securities sold	￦	4,017,337	4,545,850	Combined instrument
Derivatives-combined securities sold		804,860	1,362,608
Securities sold		—	672	Evaluation and management on a fair value basis

	￦	4,822,197	5,909,130

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

24.	Borrowings

(a) Borrowings as of December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.25~1.50	￦	1,354,261
Others	0.00~6.60		5,773,894

			7,128,155

Borrowings in foreign currency
Overdraft due to banks	0.00~0.63		155,269
Borrowings from banks	0.08~3.88		3,071,900
Others	0.30~1.86		2,675,937

			5,903,106

Call money	0.07~9.00		1,088,535
Bill sold	1.70~3.80		55,397
Bonds sold under repurchase agreements	0.30~3.65		5,189,539
Due to Bank of Korea in foreign currency	0.10		156,150
Bond Issuance Cost			(2,842)

		￦	19,518,040

	2013
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	0.50~1.00	￦	1,291,005
Others	0.00~5.05		6,085,756

			7,376,761

Borrowings in foreign currency
Overdraft due to banks	0.00~0.78		225,689
Borrowings from banks	0.05~1.83		2,640,072
Others	0.55~1.85		1,980,853

			4,846,614

Call money	0.10~5.08		1,403,260
Bill sold	1.50~2.93		28,631
Bonds sold under repurchase agreements	0.30~3.34		6,395,322
Due to Bank of Korea in foreign currency	0.10		94,315
Bond Issuance costs			(1,995)

		￦	20,142,908

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

25.	Debt securities issued

Debt securities issued as of December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00~9.00	￦	27,355,181
Subordinated debt securities issued	3.41~8.00		5,150,290
Loss on fair value hedges			107,559
Bond Issuance Cost			(64,123)

			32,548,907

Debt securities issued in foreign currency
Debt securities issued	0.72~8.13		6,199,275
Loss on fair value hedges			117,096
Bond Issuance Cost			(26,811)

			6,289,560

		￦	38,838,467

	2013
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00~8.36	￦	26,219,135
Subordinated debt securities issued	3.41~8.00		5,510,630
Loss on fair value hedges			(24,853)
Bond Issuance Cost			(73,895)

			31,631,017

Debt securities issued in foreign currency
Debt securities issued	0.74~8.13		5,813,843
Loss on fair value hedges			70,163
Bond Issuance Cost			(23,584)

			5,860,422

		￦	37,491,439

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

26.	Employee benefits

(a) Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Present value of defined benefit obligation	￦	1,016,018	1,037,143
Fair value of plan assets		(793,685)	(919,488)

Recognized liabilities for defined benefit obligation	￦	222,333	117,655

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2012 and 2013 were as follows:

	2012 (restated)
(restated)	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	877,037	(601,602)	275,435
Included in profit or loss
Current service cost		134,068	—	134,068
Interest expense (income)		44,732	(32,549)	12,183

		178,800	(32,549)	146,251

Included in other comprehensive income:
Remeasurements loss (gain) :
— Actuarial gains (losses) arising from :
Demographic assumptions		(87,623)	—	(87,623)
Financial assumptions		46,523	—	46,523
Experience adjustment		33,786	—	33,786
— Return on plan assets excluding interest income		—	7,079	7,079

		(7,314)	7,079	(235)

Other :
Benefits paid by the plan		(40,430)	11,158	(29,272)
Contributions paid into the plan		—	(177,362)	(177,362)
Change in subsidiaries		7,899	(409)	7,490
Effect of movements in exchange rates		26	—	26

		(32,505)	(166,613)	(199,118)

Ending balance	￦	1,016,018	(793,685)	222,333

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(c) Plan assets as of December 31, 2012 and 2013 were as follows:

	2012 (restated)		2013
Plan assets
Equity securities	￦	28,680	35,691
Debt securities		892	741
Due from banks		725,584	868,455
Other		38,529	14,601

	￦	793,685	919,488

(d) Actuarial assumptions as of December 31, 2012 and 2013 were as follows;

	2012	2013	Description
Discount rate	3.06%~4.44%	4.12%~4.98%	AA corporate bond yields
Future salary increasing rate	1.88%~4.22% + Upgrade rate	2.28%~3.66% + Upgrade rate	Average for 5 years
the weighted-average duration	7.48 year~14.12 year	7.71 year~16.11 year

(e) Sensitivity analysis

Reasonably possible changes as of December 31, 2013 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Defined benefit obligation
	Increase		Decrease
Discount rate (1% movement)	￦	135,953	(116,991)
Future salary increasing rate (1% movement)		(113,506)	133,939

27.	Provisions

(a) Provisions as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Asset retirement obligations	￦	39,348	41,730
Expected loss related to litigation		135,748	106,202
Unused credit commitments		415,420	411,171
Bonus card points program		24,873	29,104
Financial guarantee contracts issued		77,840	92,980
Others		54,656	69,096

	￦	747,885	750,283

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b) Changes in provisions for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Asset retirement		Litigation	Unused credit	Card point(*1)	Guarantee	Other	Total
Beginning balance	￦	35,727	215,808	444,810	24,439	85,778	63,070	869,632
Provision (reversal)		676	13,986	(26,764)	39,142	7,949	13,356	48,345
Provision used		(439)	(93,586)	—	(38,708)	—	(22,118)	(154,851)
Foreign exchange translation		—	(460)	(2,651)	—	(2,428)	(643)	(6,182)
Others		3,384	—	25	—	(13,459)	—	(10,050)
Change in subsidiaries		—	—	—	—	—	991	991

Ending balance	￦	39,348	135,748	415,420	24,873	77,840	54,656	747,885

	2013
	Asset retirement		Litigation	Unused credit	Card point(*1)	Guarantee	Other	Total
Beginning balance	￦	39,348	135,748	415,420	24,873	77,840	54,656	747,885
Provision (reversal)		301	3,456	(5,390)	60,847	21,906	61,961	143,081
Provision used		(993)	(32,844)	—	(56,616)	—	(44,515)	(134,968)
Foreign exchange translation		—	(158)	1,141	—	2,240	(41)	3,182
Others		3,074	—	—	—	(9,006)	(2,965)	(8,897)

Ending balance	￦	41,730	106,202	411,171	29,104	92,980	69,096	750,283

(*1)	Provisions for card point were classified as fees and commission expense

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

(d) Allowance for guarantees and acceptances as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Guarantees and acceptances outstanding	￦	9,627,145	10,564,718
Contingent guarantees and acceptances		5,203,826	5,053,750
ABS and ABCP purchase commitments		2,019,404	1,599,331
Endorsed bill		3,946	54,460

	￦	16,535,149	17,272,259

Allowance for loss on guarantees and acceptances	￦	77,840	92,980
Ratio		0.47%	0.54%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

28.	Liability under insurance contracts

(a) Insurance liabilities as of December 31, 2012 and 2013 are as follows:

	2012		2013
Policy reserve	￦	13,415,015	15,657,500
Policyholder’s equity adjustment		3,544	(1,045)

	￦	13,418,559	15,656,455

(b) Policy reserve of December 31, 2012 and 2013 are as follows:

	2012		2013
Interest rate linked	￦	8,092,651	10,261,450
Fixed interest rate		5,322,364	5,396,050

	￦	13,415,015	15,657,500

(c) The details of policy reserves as of December 31, 2012 and 2013 are as follows:

	2012
	Individual insurance
	Pure endowment		Death	Endowment	Subtotal
Premium reserve	￦	2,983,148	5,745,842	3,932,195	12,661,185
Guarantee reserve		9,315	4,252	190	13,757
Unearned premium reserve		4	698	—	702
Reserve for outstanding claims		49,891	494,767	83,964	628,622
Interest rate difference guarantee reserve		2,534	229	20	2,783
Mortality gains reserve		7,910	7,292	397	15,599
Interest gains reserve		9,202	334	29	9,565
Long term duration dividend reserve		73	14	2	89
Reserve for policyholder’s profit dividend		5,388	—	—	5,388
Reserve for losses on dividend insurance contract		1,289	—	—	1,289

	￦	3,068,754	6,253,428	4,016,797	13,338,979

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	￦	42,471	281	42,752	12,703,937
Guarantee reserve		—	—	—	13,757
Unearned premium reserve		548	—	548	1,250
Reserve for outstanding claims		32,731	—	32,731	661,353
Interest rate difference guarantee reserve		—	—	—	2,783
Mortality gains reserve		5	—	5	15,604
Interest gains reserve		—	—	—	9,565
Long term duration dividend reserve		—	—	—	89
Reserve for policyholder’s profit dividend		—	—	—	5,388
Reserve for losses on dividend insurance contract		—	—	—	1,289

	￦	75,755	281	76,036	13,415,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	Individual insurance
	Pure endowment		Death	Endowment	Subtotal
Premium reserve	￦	3,302,309	6,484,119	5,023,729	14,810,157
Guarantee reserve		10,140	13,495	187	23,822
Unearned premium reserve		3	621	—	624
Reserve for outstanding claims		55,723	563,061	104,958	723,742
Interest rate difference guarantee reserve		2,422	194	18	2,634
Mortality gains reserve		7,579	6,246	354	14,179
Interest gains reserve		12,462	296	27	12,785
Long term duration dividend reserve		70	12	2	84
Reserve for policyholder’s profit dividend		1,057	—	—	1,057
Reserve for losses on dividend insurance contract		439	—	—	439

	￦	3,392,204	7,068,044	5,129,275	15,589,523

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	￦	38,092	278	38,370	14,848,527
Guarantee reserve		—	—	—	23,822
Unearned premium reserve		556	—	556	1,180
Reserve for outstanding claims		29,046	—	29,046	752,788
Interest rate difference guarantee reserve		—	—	—	2,634
Mortality gains reserve		5	—	5	14,184
Interest gains reserve		—	—	—	12,785
Long term duration dividend reserve		—	—	—	84
Reserve for policyholder’s profit dividend		—	—	—	1,057
Reserve for losses on dividend insurance contract		—	—	—	439

	￦	67,699	278	67,977	15,657,500

(d) Reinsurance credit risk as of December 31, 2012 and 2013 are as follows:

	2012
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	133	139
A- to A+		777	2,518

	￦	910	2,657

	2013
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	129	434
A- to A+		647	1,673

	￦	776	2,107

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(e) Income or expenses on insurance for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012	2013
Insurance income
Premium income	￦	3,553,537	4,412,777	4,209,673
Reinsurance income		7,528	5,348	4,301
Separate account income		22,008	15,665	14,894

		3,583,073	4,433,790	4,228,868

Insurance expenses
Claims paid		1,329,067	(1,508,778)	(1,678,721)
Reinsurance premium expenses		6,733	(5,011)	(4,115)
Provision for policy reserves		1,882,436	(2,554,251)	(2,242,619)
Separate account expenses		22,008	(15,665)	(14,894)
Discount charge		332	(406)	(1,640)
Acquisition costs		656,236	(686,716)	(566,456)
Collection expenses		12,373	(13,793)	(12,538)
Deferred acquisition costs		(622,198)	631,056	431,058
Amortization of deferred acquisition costs		415,287	(489,529)	(518,265)

		3,702,274	(4,643,093)	(4,608,190)

Net loss on insurance	￦	(119,201)	(209,303)	(379,322)

(f) Maturity of premium reserve as of December 31, 2012 and 2013 are as follows:

	2012
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	￦	9,302	210,736	213,402	1,191,678	661,460	5,967,470	8,254,048
Fixed interest rate		56,883	65,960	219,535	342,018	1,273,608	2,491,885	4,449,889

Ending balance	￦	66,185	276,696	432,937	1,533,696	1,935,068	8,459,355	12,703,937

	2013
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	￦	127,120	132,806	646,877	983,459	846,873	7,234,458	9,971,593
Fixed interest rate		41,429	37,924	349,342	377,535	1,221,327	2,849,376	4,876,933

Ending balance	￦	168,549	170,730	996,219	1,360,994	2,068,200	10,083,834	14,848,526

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(g) Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve as of December 31, 2013 of contract held at December 31, 2013 and 2012. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

	Assumption		Measurement basis
	2012	2013
Discount rate	4.50% ~ 5.03%	3.74% ~ 10.61%	Future rate of return on invested asset based on the rate scenario suggested by FSS.

Mortality rate	10% ~ 320%	9% ~ 256%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years.

Operating expense rate	Acquisition cost — The first time: 90.0% ~ 674.0% — From the second time : 0% ~ 90.0% Maintenance expense (each case): 1,532won ~ 6,768won Collection expenses (on gross premium): 132.26won ~ 440.53won	Acquisition cost — The first time: 90.0% ~ 586.9% — From the second time : 0% ~ 274.0% Maintenance expense (each case): 1,232won ~ 9,429won Collection expenses (on gross premium): 0won ~ 438won	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year

Surrender ratio	0.42% ~ 62.57%	0% ~ 60.9%	Surrender ratio by classes of sales channel, product and transition period of last 5 years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

The result of liability adequacy test as of December 31, 2012 and 2013 are as follows:

	2012
	Provisions for test		LAT base	Premium loss(surplus)
Participating
Fixed interest	￦	584,566	740,489	155,923
Variable interest		483,985	464,575	(19,410)

		1,068,551	1,205,064	136,513

Non- Participating
Fixed interest		3,097,139	2,474,500	(622,639)
Variable interest		6,579,371	5,478,979	(1,100,392)

		9,676,510	7,953,479	(1,723,031)

Option and Guarantee		12,126	67,255	55,129

	￦	10,757,187	9,225,798	(1,531,389)

	2013
	Provisions for test		LAT base	Premium loss(surplus)
Participating
Fixed interest	￦	586,624	1,080,943	494,319
Variable interest		626,862	621,944	(4,918)

		1,213,486	1,702,887	489,401

Non- Participating
Fixed interest		3,920,626	3,546,318	(374,308)
Variable interest		10,706,716	8,446,667	(2,260,049)

		14,627,342	11,992,985	(2,634,357)

Option and Guarantee		23,822	204,963	181,141

	￦	15,864,650	13,900,835	(1,963,815)

Sensitivity analysis as of December 31, 2012 and 2013 are as follows:

	LAT fluctuation
	2012		2013
Discount rate increased by 0.5%	￦	(979,703)	(876,040)
Discount rate decreased by 0.5%		1,089,958	993,435
Operating expense increased by 10%		229,698	224,335
Mortality rate increased by 10%		545,774	513,309
Mortality rate increased by 5%		272,887	256,274
Surrender ratio increased by 10%	￦	104,501	165,307

(*)	As a result of sensitivity analysis above, there are no effects on income and capital, because the increase of LAT exceeds LAT surplus.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

29.	Other liabilities

Other liabilities as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Accounts payable	￦	6,123,428	4,854,478
Accrued expenses		3,579,461	3,302,409
Dividend payable		27,599	27,837
Advance receipts		148,027	243,412
Unearned income(*)		318,604	318,572
Withholding value-added tax and other taxes		344,884	492,469
Securities deposit received		692,303	654,826
Present value discount account		(25,716)	(24,397)
Foreign exchange remittances pending		207,461	206,405
Domestic exchange remittances pending		3,032,615	1,022,871
Borrowing from trust account		2,110,786	2,299,929
Due to agencies		657,855	588,020
Deposits for subscription		101,798	72,270
Separate account liabilities		1,922,465	2,203,997
Sundry liabilities		2,042,118	2,538,431
Other		309,173	219,286

	￦	21,592,861	19,020,815

(*)	Changes in deferred (unearned) point income for the years ended December 31, 2012 and 2013 are as follows:

	2012		2013
Beginning balance	￦	150,177	158,895
Deferred income		184,248	208,618
Recognized income		(175,530)	(227,077)

Ending balance	￦	158,895	140,436

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

30.	Equity

(a) Equity as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Capital stock:
Common stock	￦	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		537,443	537,443
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,430	392,566

		9,887,199	9,887,335

Capital adjustments		(393,097)	(393,128)
Accumulated other comprehensive income, net of tax:
Valuation gain (loss) on available-for-sale financial assets		1,225,809	956,955
Equity in other comprehensive income of associates		5,501	690
Foreign currency translation adjustments for foreign operations		(88,297)	(146,122)
Net loss from cash flow hedges		(4,846)	1,243
Other comprehensive income of separate account		1,712	(117)
Actuarial gains (losses)		(159,758)	(140,842)

		980,121	671,807

Retained earnings(*1)		12,715,172	14,194,163
Non-controlling interest(*2)		2,541,253	2,316,988

	￦	28,913,144	29,859,661

(*1)	Restriction on appropriation of retained earnings is as follows:

1) Legal reserve of ￦1,557,916 million and ￦1,616,961 million for the years ended December 31, 2012 and 2013, respectively

2) Regulatory reserve for loan loss of ￦8,786 million and ￦7,621 million for the years ended December 31, 2012 and 2013, respectively

3) Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦3,792,011 million for the years ended December 31, 2013

(*2)

The hybrid bonds of ￦2,329,760 million and ￦2,099,350 million issued by Shinhan bank were attributed to non-controlling interests as of December 31, 2012 and 2013, respectively. Dividends to those hybrid bonds of ￦153,989 million and ￦133,268 million were attributed to non-controlling interests for years ended December 31, 2012 and 2013, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b) Capital stock

i) Capital stock of the Group as of December 31, 2012 and 2013 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	￦	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding		11,100,000

The capital stock does not match the total amount of the par value for preferred stock issued ￦55,500 million as of December 31, 2013 because redeemable preferred stock (43,711,000 shares) has been repaid by retirement of stock method.

ii) Preferred stocks issued by the Group as of December 31, 2013 are as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

(*1)	Based on initial issuance price

(*2)

The Group maintains the right to redeem Series 12 redeemable preferred stock in part or in its entirety during the redeemable period at par value (reflecting contract dividend rate). If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.

(c) Hybrid bond

Hybrid bond classified as other equity as of December 31, 2012 and 2013 are as follows:

			Amount
	Issue date	Maturity date	2012 (restated)		2013	Interest rate (%)
Hybrid bond	October 24, 2011	October 24, 2041	￦	238,582	238,582	5.80%
	May 22, 2012	May 22, 2042		298,861	298,861	5.34%

			￦	537,443	537,443

The above hybrid bonds can be repaid at par value early after 5 years from date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend was to be paid for common shares, the agreed interest was also not paid.

(d) Capital adjustments

Changes in capital adjustments for the years ended December 31, 2012 and 2013 are as follows:

	2012		2013
Beginning balance	￦	(392,654)	(393,097)
Other transactions with owners		(443)	(31)

Ending balance	￦	(393,097)	(393,128)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(e) Accumulated other comprehensive income

i) Changes in accumulated other comprehensive income for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Valuation gain(loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation Adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Remeasurements of the defined benefit liability
Beginning balance	￦	1,211,196	1,404	(1,841)	(20,501)	1,142	(158,620)	1,032,780
Change due to fair value		449,494	3,220	—	—	841	—	453,555
Reclassification
Change due to impairment or disposal		(438,178)	—	—	—	—	—	(438,178)
Effect of hedge accounting		—	—	—	154,820	—	—	154,820
Hedging		(3,861)	—	82,095	(134,167)	—	—	(55,933)
Effects from exchange rate fluctuations		12,785	—	(151,555)	—	—	—	(138,770)
Remeasurements of the defined benefit liability		—	—	—	—	—	(184)	(184)
Deferred income taxes		(5,038)	877	(17,219)	(4,998)	(270)	363	(26,285)
Non-controlling interest		(589)	—	222	—	—	(1,317)	(1,684)

Ending balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Valuation gain(loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation Adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Remeasurements of the defined benefit liability
Beginning balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121
Change due to fair value		232,496	(4,979)	—	—	(2,414)	—	225,103
Reclassification
Change due to impairment or disposal		(583,253)	—	—	—	—	—	(583,253)
Effect of hedge accounting		—	—	—	37,580	—	—	37,580
Hedging		4,170	—	71,031	(29,546)	—	—	45,655
Effects from exchange rate fluctuations		(9,374)	—	(116,552)	—	—	—	(125,926)
Remeasurements of the defined benefit liability		—	—	—	—	—	24,635	24,635
Deferred income taxes		85,858	168	(12,324)	(1,944)	584	(6,036)	66,306
Non-controlling interest		1,249	—	20	—	—	317	1,586

Ending balance	￦	956,955	690	(146,123)	1,244	(117)	(140,842)	671,807

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(f) Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Unappropriated retained earnings:
Balance at beginning of year	￦	4,846,219	4,969,958
Changes in accounting policy		1,605	2,650
Interest on hybrid bond		(23,688)	(29,940)
Net income		591,494	731,638

		5,415,630	5,674,306

Reversal of regulatory reserve for loan loss:		9,901	1,165

		5,425,531	5,675,471

Appropriation of retained earnings:
Legal reserve		59,045	73,164
Dividends
Dividends on common stock		331,940	308,230
Dividends on preferred stock paid		61,938	61,938

		393,878	370,168

		452,923	443,332

Unappropriated retained earnings to be carried over to subsequent year	￦	4,972,608	5,232,139

(*)	These statements of appropriation of retained earnings were based on the separate financial statements of the parent company.

31.	Dividends

(a) Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2012 and 2013 are as follows:

	2012		2013
Total number of shares issued and outstanding	￦	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		700	650

Dividends	￦	331,940	308,230

Dividend rate per share (%)		14%	13%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b) Details of dividends recognized as distributions to preferred stockholders for the years ended December 31, 2012 and 2013 are as follows:

	2012
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580		61,938	100,000	5.58%

	11,100,000		￦	61,938

	2013
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580		61,938	100,000	5.58%

	11,100,000		￦	61,938

(c) The calculation of dividend for hybrid bond is as follows:

	2012		2013
Amount of hybrid bond	￦	540,000	540,000
Interest rate		5.34%~5.80%	5.34%~5.80%

Dividend	￦	23,688	29,939

(d) There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2012 and 2013.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

32.	Net interest income

Net interest income for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012 (restated)	2013
Interest income
Cash and due from banks	￦	248,571	246,711	200,853
Trading assets		394,296	488,954	492,766
Financial assets designated at fair value through profit or loss		19,743	25,854	37,989
Available-for-sale financial assets		1,025,523	1,154,229	983,076
Held-to-maturity financial assets		642,931	594,684	527,853
Loans		11,281,606	11,309,119	10,168,445
Others		168,044	178,558	177,033

		13,780,714	13,998,109	12,588,015

Interest expense
Deposits		4,181,049	(4,636,873)	(3,914,160)
Borrowings		485,253	(565,090)	(468,395)
Debt securities issued		1,942,850	(1,740,174)	(1,521,461)
Others		91,591	(76,254)	(81,143)

		6,700,743	(7,018,391)	(5,985,159)

Net interest income	￦	7,079,971	6,979,718	6,602,856

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012 (restated)	2013
Fees and commission income
Credit placement fees	￦	50,440	57,900	66,891
Commission received as electronic charge receipt		145,449	133,842	132,146
Brokerage fees		495,082	353,694	328,781
Commission received as agency		114,970	211,001	212,982
Investment banking fees		68,856	70,142	44,530
Commission received in foreign exchange activities		161,887	148,271	143,177
Asset management fees		68,289	46,936	50,592
Credit card fees		2,020,010	2,070,625	2,105,870
Others		432,149	398,693	404,655

		3,557,132	3,491,104	3,489,624

Fees and commission expense
Credit-related fee		25,148	(38,363)	(38,486)
Credit card fees		1,544,291	(1,678,342)	(1,726,023)
Others		228,522	(231,254)	(338,760)

		1,797,961	(1,947,959)	(2,103,269)

Net fees and commission income	￦	1,759,171	1,543,145	1,386,355

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

34.	Dividend income

Dividend income for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012 (restated)	2013
Trading assets	￦	2,290	3,102	6,243
Available-for-sale financial assets		206,570	171,223	151,773

	￦	208,860	174,325	158,016

35.	Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012 (restated)	2013
Trading assets
Gain (loss) on valuation of debt securities	￦	1,731	5,989	(9,790)
Gain (loss) on sale of debt securities		4,603	40,249	(42,150)
Gain on valuation of equity securities		(3,304)	34,324	33,862
Gain on sale of equity securities		(36,315)	44,959	50,660
Loss on valuation of other trading assets		23,939	(6,228)	(91,522)

		(9,346)	119,293	(58,940)

Trading liabilities
Gain (loss) on valuation of securities sold		(251)	(5,850)	2,695
Gain (loss) on disposition of securities sold		(22,284)	(20,614)	11,695
Gain on valuation of other trading liabilities		(29,670)	4,978	157,547
Gain on disposition of other trading liabilities		5,308	2,944	2,355

		(46,897)	(18,542)	174,292

Derivatives
Gain (loss) on valuation of derivatives		(93,403)	381,040	(320,768)
Gain on transaction of derivatives		17,798	126,070	282,450

		(75,605)	507,110	(38,318)

	￦	(131,848)	607,861	77,034

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012	2013
Financial assets designated at fair value through profit or loss:
Cash and due from banks
Gain on valuation	￦	32,731	38,982	30,346
Debt securities
Gain on valuation		(20,684)	46,370	7,180
Gain on sale and redemption		12,206	15,359	21,858

		(8,478)	61,729	29,038

Equity securities
Dividend income		1,405	1,025	688
Gain (loss) on valuation		(27,596)	6,273	(3,210)
Gain on sale		18,864	16,443	26,786

		(7,327)	23,741	24,264

Financial liabilities designated at fair value through profit or loss:
Borrowings
Gain (loss) on valuation		239,011	(445,455)	143,329
Loss on disposal and redemption		(84,026)	(211,067)	(348,997)

		154,985	(656,522)	(205,668)

	￦	171,911	(532,070)	(122,020)

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012 (restated)	2013
Impairment loss
Loans	￦	864,060	1,324,786	1,082,366
Available-for-sale financial assets		110,481	121,004	229,614
Other		31,946	—	42,561

		1,006,487	1,445,790	1,354,541

Reversal of impairment loss
Available-for-sale financial assets		(23,529)	20,149	14,644
Others		—	9,421	—

		(23,529)	29,570	14,644

	￦	982,958	1,416,220	1,339,897

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

38.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011 (restated)		2012 (restated)	2013
Employee benefits	￦	2,338,687	2,433,958	2,497,504
Salaries		2,132,229	2,228,600	2,330,885
Severance benefits		127,316	160,894	76,523
Defined contribution		18,573	14,643	15,371
Defined benefit		108,743	146,251	61,152
Termination benefits		79,142	44,464	90,096
Rent		294,178	338,536	348,239
Entertainment		35,321	34,987	34,224
Depreciation		211,771	201,771	203,168
Amortization		75,963	97,066	116,562
Taxes and dues		145,685	161,975	164,906
Advertising		230,633	188,358	211,304
Research		10,819	12,447	12,733
Others		641,071	592,478	613,910

	￦	3,984,128	4,061,576	4,202,550

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

39.	Share-based payments

(a) Stock options granted as of December 31, 2013 are as follows:

	4th grant		5th grant		6th grant		7th grant
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won		￦28,006		￦38,829		￦54,560		￦49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise year		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date
Changes in number of shares granted:
Balance at January 1, 2013		102,389		2,012,706		1,025,856		619,778
Exercised		—		1,904,350		—		—

Balance at December 31, 2013		102,389		108,356		1,025,856		619,778
Assumptions used to determine the fair value of options:
Risk-free interest rate		—		—		2.64%		2.64%
Expected exercise year		—		—		2 months		8 months
Expected stock price volatility		—		—		16.91%		19.76%
Expected dividend yield		—		—		1.82%		1.61%
Weighted average fair value per share	￦	19,294	￦	8,471	￦	5	￦	2,228

The weighted average exercise price for 1,856,379 options outstanding as of December 31, 2013 is ￦50,339. As of December 31, 2013, the exercise of the remaining stock options was temporarily prohibited and after the suspension, the exercise period will be extended.

(b) Performance shares granted as of December 31, 2013 are as follows:

	Content
	Expired	Non-expired
Type	Cash-settled share-based payment
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at December 31, 2013	381,134		492,462
Fair value per share in won	￦ 45,926	￦	47,300

The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. So the fair value of number of shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of number of shares non-expired is estimated using the closing share price at the end of reporting year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(c) Share-based compensation costs for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted:
4th	￦	(2,615)	(10,105)	(12,720)
5th		(3,656)	(19,130)	(22,786)
6th		(1,073)	(4,784)	(5,857)
7th		(1,642)	(5,854)	(7,496)
Performance share		296	6,330	6,626

	￦	(8,690)	(33,543)	(42,233)

	2012
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted:
4th	￦	430	1,814	2,244
5th		(1,235)	(6,938)	(8,173)
6th		(200)	(1,411)	(1,611)
7th		(188)	(992)	(1,180)
Performance share		1,163	7,807	8,970

	￦	(30)	280	250

	2013
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted:
4th	￦	76	789	865
5th		494	3,190	3,684
6th		(9)	(62)	(71)
7th		81	427	508
Performance share		2,189	12,272	14,461

	￦	2,831	16,616	19,447

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(d) Accrued expenses and the intrinsic value as of December 31, 2012 and 2013 are as follows:

	2012
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted:
4th	￦	97	1,013	1,110
5th		322	1,809	2,131
6th		9	67	76
7th		139	734	873
Performance share		3,077	23,259	26,336

	￦	3,644	26,882	30,526

The intrinsic value of share-based payments is ￦27,489 million based on the quoted market price ￦38,850 per share for stock options and performance share.

	2013
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted:
4th	￦	173	1,802	1,975
5th		54	864	918
6th		1	4	5
7th		220	1,161	1,381
Performance share		5,267	35,531	40,798

	￦	5,715	39,362	45,077

The intrinsic value of share-based payments is ￦43,691 million based on the quoted market price ￦47,300 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

40.	Net other operating income (expense)

Other operating income and other operating expense for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012 (restated)	2013
Other operating income
Gain on sale of assets:
Loans	￦	95,926	69,977	219,423
Others:
Gain on hedge activity		321,444	190,680	336,650
Reversal of allowance for acceptances and guarantee		70,860	10	5,317
Gain on trust account		1,025	3,255	3,960
Gain on other allowance		22,455	37,832	19,582
Others		89,002	91,679	259,070

		504,786	323,456	624,579

		600,712	393,433	844,002

Other operating expense
Loss on sale of assets:
Loans		(57,806)	(40,397)	(36,580)
Others:
Loss on hedge activity		(276,088)	(342,004)	(363,531)
Contribution		(239,841)	(252,231)	(249,730)
Loss on allowance for acceptances and guarantee		—	(7,960)	(27,223)
Loss on other allowance		(123,792)	(36,896)	(56,903)
Depreciation of operating lease assets		(11,320)	(7,761)	(7,734)
Deposit insurance premium		(230,752)	—	—
Others		(199,495)	(429,703)	(641,988)

		(1,081,288)	(1,076,555)	(1,347,109)

		(1,139,094)	(1,116,952)	(1,383,689)

Net other operating expenses	￦	(538,382)	(723,519)	(539,687)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

41.	Net other non-operating expenses

Other non-operating income and other non-operating expense for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012 (restated)	2013
Other non-operating income
Gain on sale of assets:
Property and equipment	￦	925	688	1,405
Investment property		5	315	5,170
Non-current assets held-for-sale		1	14,572	3,012
Lease assets		2,864	3,568	898
Others		776	222	193

		4,571	19,365	10,678

Gain on sale of Investments in associates		45,773	36,084	59

Others:
Rental income on investment property		26,955	44,885	52,733
Reversal of impairment loss on Intangible asset		—	32	170
Gain from assets contributed		5,900	5,039	561
Gain on bond retirement		14,473	24	—
Gains on conversion of convertible bond		—	7,217	—
Others		111,221	110,148	92,099

		158,549	167,345	145,563

		208,893	222,794	156,300

Other non-operating expense
Loss on sale of assets:
Property and equipment		1,910	(1,065)	(3,301)
Investment property		—	(426)	—
Non-current assets held-for-sale		1,531	—	—
Lease assets		1,830	(1,368)	(1,094)
Others		107	(65)	—

		5,378	(2,924)	(4,395)

Loss on sale of Investments in associates		470	(1,423)	—
Impaired loss on Investments in associates		4,351	(8,977)	(239)

		4,821	(10,400)	(239)

Others:
Donations		117,887	(74,073)	(48,619)
Depreciation of investment properties		9,245	(14,045)	(17,238)
Impaired loss on property and equipment		—	—	(85)
Impaired loss on intangible assets		39,674	(58,549)	(2,746)
Write-off of intangible assets		3,682	(585)	(552)
Loss on bond retirement		296	(10,256)	(1,780)
Collecting of written-off expenses		6,433	(6,414)	(5,740)
Others		59,091	(20,417)	(37,638)

		236,308	(184,339)	(114,398)

		246,507	(197,663)	(119,032)

Net other non-operating income	￦	(37,614)	25,131	37,268

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

42.	Income tax expense

(a) Income tax expense for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011 (restated)		2012 (restated)	2013
Current income tax expense	￦	1,013,109	819,320	682,629
Adjustment for prior periods		(30,798)	(7,838)	(1,785)
Origination and reversal of temporary differences		(147,061)	(46,740)	(124,002)
Income tax recognized in other comprehensive income		121,330	(26,015)	65,723

Income tax expenses	￦	956,580	738,727	622,565

(b) Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011 (restated)		2012 (restated)	2013
Income before income taxes	￦	4,343,791	3,230,636	2,682,135
Income taxes at statutory tax rates		1,051,127	781,826	647,942
Adjustments:
Non-taxable income		(49,363)	(42,217)	(37,017)
Non-deductible expense		8,312	10,837	14,304
Tax credit		(9,228)	(1,819)	(1,982)
Other		(13,470)	(2,062)	1,103
Refund due to adjustments of prior year tax returns		(30,798)	(7,838)	(1,785)
Income tax expense	￦	956,580	738,727	622,565

Effective tax rate (%)		22.02%	22.87%	23.21%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)
	Beginning balance		Profit or loss	Other comprehensive income	Change in subsidiaries	Ending balance
Unearned income	￦	(134,399)	(15,039)	—	—	(149,438)
Account receivable		(18,044)	5,074	—	—	(12,970)
Trading assets		(5,665)	(4,770)	—	—	(10,435)
Available-for-sale		3,646	58,401	(5,038)	—	57,009
Investment in subsidiaries		6,006	(17,428)	877	—	(10,545)
Valuation and depreciation of property and equipment		(162,899)	17,565	—	(349)	(145,683)
Derivative asset (liability)		33,762	21,902	(4,998)	—	50,666
Deposits		37,508	(5,508)	—	—	32,000
Accrued expenses		69,707	(5,656)	—	—	64,051
Defined benefit obligation		132,058	87,570	68	1,543	221,239
Plan assets		(127,344)	(27,719)	295	—	(154,768)
Other provisions		260,397	(25,658)	—	—	234,739
Allowance for acceptances and guarantees		26,540	(7,881)	—	—	18,659
Allowance related to asset revaluation		(44,873)	—	—	—	(44,873)
Allowance for expensing depreciation		(802)	56	—	—	(746)
Deemed dividend		1,334	—	—	—	1,334
Accrued contributions		20,282	(5,441)	—	—	14,841
Financial assets designated at fair value through profit of loss		(52,642)	(12,567)	—	—	(65,209)
Allowances		9,581	34,998	—	—	44,579
Fictitious dividend		1,077	(8)	—	—	1,069
Liability under insurance contracts		2,591	738	—	—	3,329
Other		(48,173)	(25,630)	(17,219)	392	(90,630)

	￦	9,648	72,999	(26,015)	1,586	58,218

(*)	Deferred tax assets from overseas subsidiaries were decreased by ￦244 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

	2013
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	￦	(149,438)	(700)	—	(150,138)
Account receivable		(12,970)	11,072	—	(1,898)
Trading assets		(10,435)	(8,335)	—	(18,770)
Available-for-sale		57,009	86,095	86,845	229,949
Investment in subsidiaries		(10,545)	3,820	168	(6,557)
Valuation and depreciation of property and equipment		(145,683)	(4)	—	(145,687)
Derivative asset (liability)		50,666	(29,433)	(1,944)	19,289
Deposits		32,000	(6,310)	—	25,690
Accrued expenses		64,051	8,270	—	72,321
Defined benefit obligation		221,239	(13,179)	(6,345)	201,715
Plan assets		(154,768)	(40,016)	318	(194,466)
Other provisions		234,739	(2,348)	—	232,391
Allowance for acceptances and guarantees		18,659	3,838	—	22,497
Allowance related to asset revaluation		(44,873)	84	—	(44,789)
Allowance for expensing depreciation		(746)	56	—	(690)
Deemed dividend		1,334	—	—	1,334
Accrued contributions		14,841	(2,605)	—	12,236
Financial assets designated at fair value through profit of loss		(65,209)	36,330	—	(28,879)
Allowances		44,579	(8,274)	—	36,305
Fictitious dividend		1,069	5,442	—	6,511
Liability under insurance contracts		3,329	2,436	—	5,765
Other		(90,630)	11,975	(13,319)	(91,974)

	￦	58,218	58,214	65,723	182,155

(*)	Deferred tax assets from overseas subsidiaries were decreased by ￦ 65 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(d) Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2012 and 2013 are as follows:

	January 1, 2012 (restated)			Changes		December 31, 2012 (restated)
	Other comprehensive income		Tax effect	Other comprehensive income	Tax effect	Other comprehensive income	Tax effect
Valuation gain (loss) on available-for-sale financial assets	￦	1,599,335	(386,377)	17,890	(5,038)	1,617,225	(391,415)
Foreign currency translation adjustments for foreign operations		(8,143)	4,540	(67,476)	(17,219)	(75,619)	(12,679)
Gain (loss) on cash flow hedge		(27,047)	6,545	20,654	(4,998)	(6,393)	1,547
Equity in other comprehensive income of associates		1,520	(116)	3,221	877	4,741	761
The accumulated other comprehensive income in separate account(*)		1,419	(277)	840	(271)	2,259	(548)
Remeasurements of the defined benefit liability		(209,261)	50,641	(1,501)	363	(210,762)	51,004

Income tax charged or credited directly to equity	￦	1,357,823	(325,044)	(26,372)	(26,286)	1,331,451	(351,330)

	December 31, 2012 (restated)			Changes		December 31, 2013
	Other comprehensive income		Tax effect	Other comprehensive income	Tax effect	Other comprehensive income	Tax effect
Valuation gain (loss) on available-for-sale financial assets	￦	1,617,225	(391,415)	(354,713)	85,858	1,262,512	(305,557)
Foreign currency translation adjustments for foreign operations		(75,619)	(12,679)	(45,501)	(12,324)	(121,120)	(25,003)
Gain (loss) on cash flow hedge		(6,393)	1,547	8,034	(1,944)	1,641	(397)
Equity in other comprehensive income of associates		4,741	761	(4,980)	168	(239)	929
The accumulated other comprehensive income in separate account(*)		2,259	(548)	(2,413)	584	(154)	36
Remeasurements of the defined benefit liability		(210,762)	51,004	24,952	(6,036)	(185,810)	44,968

Income tax charged or credited directly to equity	￦	1,331,451	(351,330)	(374,621)	66,306	956,830	(285,024)

(*)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(e) The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Tax loss carry forward(*)	￦	99,449	99,449

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	￦	—	—	—	99,449

(f) The amount of deferred tax liabilities regarding investment in subsidiaries which are not recognized as of December 31, 2012 and 2013 are as follows:

	2012 (restated)	2013
Investment in associates	￦ (11,346)	(10,357)

(g) The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Deferred tax assets	￦	213,115	216,483
Deferred tax liabilities		(154,897)	(34,328)

43.	Earnings per share

(a) Basic earnings per share

Basic earnings per share for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011 (restated)		2012 (restated)	2013
Net income for the year	￦	3,214,124	2,321,890	1,902,808
Less: dividends on preferred stock		273,858	77,100	61,938
hybrid bond		2,594	23,688	29,940

		276,452	100,788	91,878

Net income available for common stock		2,937,672	2,221,102	1,810,930
Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587

Earnings per share in won	￦	6,195	4,684	3,819

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b) Diluted earnings per share

Diluted earnings per share for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011 (restated)		2012 (restated)	2013
Net income available for common stock	￦	2,937,672	2,221,102	1,810,930
Add: dividends on redeemable convertible preferred stock		27,657	—	—

Diluted net earnings		2,965,329	2,221,102	1,810,930
Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		488,920,587	474,199,587	474,199,587

Earnings and diluted per share in won	￦	6,065	4,684	3,819

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011 (restated)	2012 (restated)	2013
Weighted average number of common shares	474,199,587	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	14,721,000	—	—

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	488,920,587	474,199,587	474,199,587

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

44.	Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Guarantees
Guarantee outstanding	￦	9,627,145	10,564,718
Contingent guarantees		5,203,826	5,053,750

		14,830,971	15,618,468

Commitments to extend credit
Loan commitments in won		51,984,314	53,343,728
Loan commitments in foreign currency		19,271,257	20,120,391
ABS and ABCP Commitments(*)		2,019,404	1,599,331
Others		1,183,413	1,185,788

		74,458,388	76,249,238

Endorsed bills
Secured endorsed bills		3,946	54,460
Unsecured endorsed bills		11,519,392	11,327,272

		11,523,338	11,381,732

Loans sold with recourse		2,099	2,099

	￦	100,814,796	103,251,537

(*)

The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. As the Group’s interests in the structured entities are presented as liabilities in the consolidated statement of financial position of the Group, the Group does not recognize non-controlling interests for the consolidated structured entities. The Group provides ABCP purchase agreement amounting to ￦ 362,277 million to the structured entities described above.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b) Legal contingencies

The Group’s pending lawsuits as a defendant for the years ended December 31, 2013 were as follows.

Case	Number of claim	Descriptions	Claim amount
Contract void check and the return of unfair profits	35	As of December 31, 2013, the Group provided provision for the lawsuits that had been filed to nullify investor’s obligations under the KIKO contracts. The cases are currently pending at the second appeal or the final appeal. As of December 31, 2013, the Group believes that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The Group has recorded a provision or a liability related to this claim.	164,865

Claimed for principal and interest of the ABCP	1	A holder of an Asset Backed Commercial Paper (“ABCP”) has claimed for principal and interest of the ABCP against the Group, the broker of the ABCP deal, as the Group had refused to pay insisting the line of credit was provided illegally by their employee. As of December 31, 2013, the Group believes that there are remote possibilities of resource outflows in respect of the lawsuit, considering other similar litigations. The Group has not recorded a provision or a liability related to this claim.	65,000

Compensation for a loss	1

The plaintiff has filed a lawsuit against the Group claiming that the Group should compensate for a loss of the damaged right of management insisting the Group had purchased the shares of Shinho Paper Co., Ltd. (currently known as Artone Paper Co., Ltd.) while being aware that the sale had been executed against the will of the members of Aram Corporate Restructuring Association. The first appeal has been ruled in favor of the plaintiff. The Group has appealed and such appeal is currently pending at the second appeal. As of December 31, 2013, the Group believes that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The Group has recorded a provision or a liability related to this claim.

			53,069

Claimed uncollected receivables of goods	1	A plaintiff claimed uncollected receivables of goods against the Group since the plaintiff had delivered goods based on a bank guarantee forged by the Group issued. The case is currently pending at the first appeal and the Group recorded a provision based on similar litigations.	43,362

Refund a cost of the fixed collateral establishment	86	The plaintiffs have filed the lawsuits against the Group claiming that the Group should refund a cost of the fixed collateral establishment insisting a loan agreement was unfair and invalid since it prescribed that the cost should be paid by the borrower. As of December 31, 2013, the Group believes that there are remote possibilities of resource outflows due to the lawsuits. The Group has not recorded a provision or a liability related to this claim.	11,436

Claimed for price collusion	19	The plaintiffs have filed the lawsuits against the Group claiming the price collusion for value added network fee.	33,724

Other	224	Various cases such as a compensation for a loss claim.	259,150

	367		630,606

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

As of December 31, 2013, the Group recorded ￦106,202 million as Provisions and ￦673 million as Liabilities under insurance contracts with respect to these lawsuits.

45.	Statement of cash flows

(a) Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Cash and due from banks	￦	13,511,704	16,484,168
Due from financial institutions with a maturity over three months from date of acquisition		(3,974,234)	(4,320,575)
Restricted due from banks		(4,529,705)	(6,142,417)

	￦	5,007,765	6,021,176

(b) Significant non-cash activities for the years ended December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Increase in available-for-sale financial assets from debt-equity swap	￦	61,893	159,966
Transfers from construction-in-progress to property and equipment		13,651	134,790
Transfers between property and equipment and investment property		6,701	43,768
Transfers from property and equipment to assets held for sale		21,507	6,278
Transfers from investment property to assets held for sale		22,825	228,762

(c) On January 11, 2013, the Group obtained a controlling ownership over Yehanbyoul Savings Bank by acquiring an 100 % of the outstanding and voting interests for ￦45,813 million won in consideration.

Net cash inflow was ￦ 385,291 million from business combination as the investee had cash and cash equivalents of ￦431,104 million.

As of the acquisition date, the Group acquired cash and cash equivalents amounting to ￦ 90,010 million and ￦5,260 million through business combination with Tomato Savings Bank Co., Ltd and Everdigm, Corp., respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Significant balances with the related parties as of December 31, 2012 and 2013 are as follows:

Related party	Account	2012		2013
Investments in associates
Aju Capital co., Ltd	Loans and receivables	￦	50,000	50,000
”	Allowances		(254)	(275)
”	Deposits		20,297	467
UAMCO., Ltd	Deposits		517	1,719
Pohang TechnoPark2PFV	Deposits		14,794	14,689
Shinhan Corporate Restructuring Fund 5th	Account Receivable		27	27
”	Allowances		(27)	(27)
Cardif Life Insurance	Credit card assets		94	103
”	Deposits		2,353	231
Key management personnel and their immediate relatives
Loans and receivables			3,221	4,560

Assets			53,061	54,388
Liabilities		￦	37,961	17,106

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b)	Significant transactions with the related parties for the years ended December 31, 2011, 2012 and 2013 are as follows:

Related party	Account	2011		2012	2013
Investments in associates
Aju Capital co., Ltd	Interest income	￦	—	2,042	1,059
”	Net other operating income		664	11	—
”	Interest expense		—	—	(24)
”	Allowance for impairment		304	—	(21)
UAMCO., Ltd	Interest income		—	311	115
”	Interest expense		—	—	(1)
”	Allowance for impairment		(23)	52	—
Pohang TechnoPark2PFV	Net other operating income		(286)	286	—
”	Interest expense		—	(17)	(15)
”	Allowance for impairment		(3)	3	—
Shinhan Corporate Restructuring Fund 8th	Fees and commission income		824	—	—
SHC-AJU 1st Investment Fund	”		97	—	—
Petra Private Equity Fund	”		365	—	—
SHC-AJU 2nd Investment Fund	”		11	—	—
Cardif Life Insurance	”		577	271	168
Shinhan K2 Secondary Fund	”		—	281	464
NSC New Technology Fund 1st	”		—	—	88
Key management personnel and their immediate relatives
Interest income			80	135	168

		￦	2,610	3,375	2,001

(c) Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012	2013
Short-term employee benefits	￦	21,310	23,679	18,980
Severance benefits		585	503	322
Share-based payment transactions		3,279	3,904	6,475

	￦	25,174	28,086	25,777

(d) There are no guarantees provided between the related parties as of December 31, 2013 and 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

47.	Investment in subsidiaries

(a) Condensed financial information for the Group’s subsidiaries.

i) Condensed financial position for the Group’s subsidiaries as of December 31, 2012 and 2013 are as follows:

	2012 (restated)				2013
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan financial group (Separate)	￦	27,212,924	7,546,003	19,666,921	27,424,645	7,450,173	19,974,472
Shinhan Bank		237,395,784	217,058,924	20,336,860	238,045,694	217,509,614	20,536,080
Shinhan Card Co., Ltd.		22,279,918	16,546,741	5,733,177	21,649,234	15,540,451	6,108,783
Shinhan Investment Corp.		16,465,338	14,287,115	2,178,223	19,097,725	16,862,018	2,235,707
Shinhan Life Insurance Co., Ltd		16,942,184	15,617,037	1,325,147	19,385,187	18,085,212	1,299,975
Shinhan Capital Co., Ltd.		3,526,185	3,053,871	472,314	3,772,378	3,252,627	519,751
Jeju Bank		3,146,674	2,868,780	277,894	3,196,049	2,903,954	292,095
Shinhan Credit Information Co., Ltd.		19,176	5,659	13,517	21,026	7,303	13,723
Shinhan Private Equity		604,946	524,358	80,588	572,884	488,850	84,034
Shinhan BNP Paribas AMC		168,911	23,218	145,693	169,611	20,982	148,629
SHC Management Co., Ltd.		8,747	331	8,416	8,804	1,705	7,099
Shinhan Data system		16,298	8,594	7,704	20,542	12,360	8,182
Shinhan Savings Bank		636,115	542,861	93,254	777,096	681,113	95,983
Shinhan Aitas Co., Ltd.		30,976	4,309	26,667	34,584	4,146	30,438

	￦	328,454,176	278,087,801	50,366,375	334,175,459	282,820,508	51,354,951

(*1)	Summarized financial information of the subsidiaries is based of consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

ii) Condensed comprehensive income statement for the Group’s subsidiaries for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011 (restated)				2012 (restated)			2013
	Operating revenue		Net Income (loss)	Total comprehensive income (loss)	Operating revenue	Net Income (loss)	Total comprehensive income (loss)	Operating revenue	Net Income (loss)	Total comprehensive income (loss)
Shinhan financial group (separate)	￦	2,145,768	1,673,932	1,674,610	992,793	591,494	590,449	1,107,013	731,638	731,369
Shinhan Bank		18,808,507	2,208,988	1,634,530	17,382,529	1,662,718	1,526,684	15,470,116	1,373,177	1,014,975
Shinhan Card Co., Ltd.		4,497,105	893,959	936,096	4,585,830	741,772	802,663	4,591,704	658,074	776,419
Shinhan Investment Corp.		2,061,234	101,710	113,316	1,981,935	63,912	78,307	2,692,355	75,366	67,911
Shinhan Life Insurance Co., Ltd		4,340,729	239,456	217,586	5,240,366	215,303	201,838	5,057,368	79,690	15,423
Shinhan Capital Co., Ltd.		344,579	51,712	48,729	370,696	4,746	(3,108)	313,499	50,372	48,074
Jeju Bank		193,042	23,905	22,275	193,712	23,041	29,977	176,138	20,483	15,452
Shinhan Credit Information Co., Ltd.		32,235	(662)	(746)	29,924	(48)	1	29,399	155	259
Shinhan Private Equity		84,366	(7,647)	(7,624)	40,882	1,185	1,185	254,458	8,836	8,852
Shinhan BNP Paribas AMC		109,811	35,040	34,961	102,473	31,302	30,497	97,981	31,468	31,455
SHC Management Co., Ltd.		259	(34)	(34)	293	150	150	237	31,468	31,468
Shinhan Data system		50,128	1,329	1,056	58,170	1,623	946	62,858	(1,317)	(1,923)
Shinhan Savings Bank Co., Ltd.		—	(87)	(87)	124,244	(23,427)	(26,467)	75,929	(29,919)	(30,622)
Shinhan Aitas Co., Ltd.		—	—	—	4,385	(513)	(513)	27,608	3,770	3,770

	￦	32,667,763	5,221,601	4,674,668	31,108,232	3,313,258	3,232,609	29,956,663	3,033,261	2,712,882

(*1)	Summarized financial informations about the subsidiary are the amount after consolidation, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

(b) Change in subsidiaries

i) Subsidiaries newly excluded in the Group for the year ended December 31, 2012 are as follows :

Subsidiary	Reason
Everdigm Corp.	The practical ability to direct the relevant activities.

ii) Subsidiaries newly consolidated in the Group for the year ended December 31, 2013 were as follows:

Subsidiary	Reason
Symphony Energy Co., Ltd.	The investee is in liquidated for the current period.

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

48.	Information of trust business

(a) Significant balances with trust business as of December 31, 2012 and 2013 are as follows:

	2012 (restated)		2013
Borrowings from trust account	￦	2,110,786	2,299,929

(b) Transactions with trust business for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012 (restated)	2013
Trust management fees	￦	62,305	40,716	42,347
Commission income		46	24	—
Interest on borrowings from trust account		61,976	44,224	50,050

49.	Interests in Unconsolidated Structured Entities

(a) The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, investment fund and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization	Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The group is involved in the securitization vehicles by purchasing the asset-backed securities issued, or providing credit enhancement.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc.

The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement

Investment fund

Investment funds include trusts, private equity fund and corporate restructuring fund which are financed through the issue of units to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors.

The Group invests in units issued by the fund and manages assets on behalf of third-party investors as fund manager (including General Partner).

i) The size of unconsolidated structured entities as of December 31, 2013 are as follows:

	Assets-backed securitization		Structured financing	Investment fund	Total
Total assets	￦	45,419,633	86,940,716	98,365,874	230,726,223

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities recognized relating to its interests in unconsolidated structured entities as of December 31, 2013 are as follows:

	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	165,698	5,156,721	12,361	5,334,780
Trading assets		230,729	—	41,008	271,737
Derivative assets		884	1,075	—	1,959
Available for sale financial assets		1,074,673	237,146	2,124,512	3,436,331
Held-to-maturity financial assets		119,945	—	—	119,945
Other assets		580	—	—	580

		1,592,509	5,394,942	2,177,881	9,165,332

ii) Exposure to risk relating to interests in unconsolidated structured entities as of December 31, 2013 are as follows:

	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	1,592,509	5,394,942	2,177,881	9,165,332
ABS and ABCP commitments		157,000	183,800	18,913	359,713
Loan commitments		1,258,531	783,639	18,449	2,060,619
Guarantees		—	5,410	—	5,410

	￦	3,008,040	6,367,791	2,215,243	11,591,074

iii) Losses incurred by the Group relating to its interests in unconsolidated structured entities for the year ended December 31, 2013 was as follows:

	Assets-backed securitization		Structured financing	Investment fund	Total
Losses	￦	1,801	—	18,866	20,667

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements

STATEMENTS OF FINANCIAL POSITION

	January 1, 2012 (restated)		December 31, 2012 (restated)	December 31, 2013
Assets
Deposits with banking subsidiary	￦	2,220,168	212,783	385
Receivables from subsidiaries:
Non-banking subsidiaries		1,104,678	1,359,605	1,377,083
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,756,799	13,872,801	13,918,614
Non-banking subsidiaries		11,293,203	11,343,295	11,343,295
Trading asset		1,856,712	118,548	520,116
Property, equipment and intangible assets, net		9,337	8,376	7,667
Other assets
Banking subsidiaries		390,347	171,933	169,454
Non-banking subsidiaries		200,532	123,146	124,373
Other		12,474	2,437	3,658

Total assets		30,844,250	27,212,924	27,424,645

Liabilities and equity
Borrowings		5,000	10,000	7,500
Debt securities issued		7,034,393	7,196,951	7,098,797
Accrued expenses & other liabilities		4,374,050	339,052	343,876

Total liabilities		11,413,443	7,546,003	7,450,173

Equity		19,430,807	19,666,921	19,974,472

Total liabilities and equity	￦	30,844,250	27,212,924	27,424,645

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

CONDENSED STATEMENTS OF INCOME

	2011 (restated)		2012 (restated)	2013
Income
Dividends from banking subsidiaries	￦	828,033	390,000	451,132
Dividends from non-banking subsidiaries		1,009,446	410,223	469,043
Interest income from banking subsidiaries		36,046	10,431	2,916
Interest income from non-banking subsidiaries		74,610	57,366	58,948
Other income		197,994	126,605	127,159

Total income		2,146,129	994,625	1,109,198
Expenses
Interest expense		(372,084)	(341,678)	(310,438)
Other expense		(92,686)	(62,631)	(67,552)

Total expenses		(464,770)	(404,309)	(377,990)

Profit before income tax expense		1,681,359	590,316	731,208
Income tax expense (benefit)		7,427	(1,178)	(430)

Profit for the year	￦	1,673,932	591,494	731,638

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2011, 2012 and 2013

(In millions of won)

CONDENSED STATEMENTS OF CASH FLOWS

	2011 (restated)		2012 (restated)	2013
Cash flows from operating activities
Profit before income taxes	￦	1,681,359	590,316	731,208
Non-cash items included in profit before tax		(1,585,744)	(523,918)	(666,455)
Changes in operating assets and liabilities		(1,606,828)	1,737,232	(401,830)
Income taxes paid		(2,324)	—	—
Net interest paid		(262,284)	(246,380)	(241,414)
Dividend received from subsidiaries		1,837,479	800,223	919,805

Net cash provided by operating activities		61,628	2,357,473	341,314

Cash flows from investing activities
Loan origination (collection) to non-banking subsidiaries		350,000	(255,000)	22,500
Acquisition of subsidiary		(4,000)	(166,094)	(45,813)
Other, net		(14,689)	11,327	(448)

Net cash provided by (used in) investing activities		331,311	(409,767)	(23,761)

Cash flows from financing activities
Repayments of preferred stock		—	(3,765,124)	—
Issuance of preferred stock and other equity instrument		1,344,746	298,861	—
Net changes in borrowings		—	5,000	(2,500)
Issuance of debt securities issued		2,530,729	1,296,510	1,596,525
Repayments of securities issued		(2,105,126)	(1,140,000)	(1,700,000)
Dividend paid		(585,557)	(650,697)	(424,014)
Cash inflows from cash flow hedge		32,966	—	—

Net cash provided by (used in) financing activities		1,217,758	(3,955,450)	(529,989)

Net increase (decrease) in cash and cash equivalents		1,610,697	(2,007,744)	(212,436)
Cash and cash equivalents at beginning of year		609,865	2,220,562	212,818

Cash and cash equivalents at end of year	￦	2,220,562	212,818	382

SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)

INDUSTRY GUIDE 3 INFORMATION

Except where indicated otherwise, amounts for 2010, 2011, 2012 and 2013 have been prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements. In accordance with the SEC Release, “First-time application of International Financial Reporting”, amounts for 2009 have been prepared under U.S. GAAP.

Loan Types

The following tables present our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011		2012		2013
	(In billions of Won)
Corporate
Corporate loans(1)	￦	95,835	￦	98,598	￦	101,162	￦	102,823
Public and other(2)		2,771		4,930		3,107		2,525
Loans to banks(3)		1,467		2,557		4,557		6,103
Lease financing		1,555		1,639		1,699		1,721

Total — Corporate		101,628		107,724		110,525		113,172

Retail
Mortgages and home equity		40,073		44,399		46,130		46,908
Other retail(4)		24,901		25,052		28,407		30,242

Total — retail		64,974		69,451		74,537		77,150

Credit cards		17,647		17,880		17,854		17,665

Total loans(5)	￦	184,249	￦	195,055	￦	202,916	￦	207,987

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.

(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.

(3)	Consists of interbank loans and call loans.

(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(5)	As of December 31, 2010, 2011, 2012 and 2013, approximately 89.25%, 88.76%, 89.59% and 89.99% of our total gross loans, respectively, were Won-denominated.

As of December 31,
2009
(In billions of Won)
Corporate
Commercial and industrial(1)	￦ 89,249
Lease financing	1,560

Total — Corporate	90,809

Retail
Mortgages and home equity	40,022
Other retail(2)	23,307

Total — Retail	63,329

Credit cards	15,117

Total loans(3)	￦ 169,255

Notes:

(1)

Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes, inter-bank loans, privately placed bonds, credit facility drawdowns and purchases of commercial paper or notes at a discount from its customers with recourse.

(2)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(3)	As of December 31, 2009, approximately 94.4% of our total gross loans were Won-denominated.

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

Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. In 2009, 2010, 2011, 2012 and 2013 we would have recorded gross interest income of ￦151 billion, ￦145 billion, ￦131 billion, ￦163 billion and ￦119 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2009, 2010, 2011, 2012 and 2013 were ￦90 billion, ￦52 billion, ￦66 billion, ￦70 billion and ￦61 billion, respectively.

The following tables show, at the dates indicated, the amount of loans that are placed on a nonaccrual basis and accruing loans which are past due one day or more. The term “accruing but past due one day” includes loans which are still accruing interest but on which principal or interest payments are contractually past due one day or more. We continue to accrue interest on loans where the total amount of loan outstanding, including accrued interest, is fully secured by cash on deposits.

	As of December 31,
	2010		2011		2012		2013
	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Corporate	￦	1,813	￦	1,621	￦	1,642	￦	1,660
Retail		155		239		416		217
Credit cards		155		152		215		108

Sub-total		2,123		2,012		2,273		1,985

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		263		224		245		194
Retail		369		482		354		436
Credit cards		432		576		633		524

Sub-total		1,064		1,282		1,232		1,154

Total	￦	3,187	￦	3,294	￦	3,505	￦	3,139

Note:

(1)

Represents either loans that are “troubled debt restructuring” as defined under IFRS or loans for which payment of interest and/or principal became past due by 90 days or more (adjusting for any overlap due to loans that satisfy both prongs so as to avoid double counting).

As of December 31,
2009
(In billions of Won)
Loans accounted for on a nonaccrual basis
Corporate	￦ 1,231
Retail	187
Credit cards	224

Sub-total	1,642

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate	65
Retail	24
Credit cards	—

Sub-total	89

Total	￦ 1,731

Troubled Debt Restructurings

The following tables present, at the dates indicated, our loans which are “troubled debt restructurings” as defined under IFRS for the years ended December 31, 2010, 2011, 2012 and 2013 and under U.S. GAAP for the year ended December 31, 2009. These loans mainly consist of corporate loans that have been restructured through the process of workout and recovery proceedings. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit Exposures to Companies in Workout and Recovery Proceedings.” These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

	As of December 31,
	2010		2011		2012		2013
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	￦	193	￦	75	￦	173	￦	71

For the years ended December 31, 2010, 2011, 2012 and 2013, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦69 billion, ￦42 billion, ￦74 billion and ￦68 billion, respectively, out of which ￦31 billion, ￦14 billion, ￦20 billion and ￦15 billion was reflected as our interest income, respectively.

As of December 31,
2009
(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	￦ 932

For the year ended December 31, 2009, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦34 billion, out of which ￦22 billion was reflected as our interest income.

Analysis of Non-Performing Loans

The following tables set forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2010					2011					2012					2013
	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	￦	95,835	￦	816	0.85%	￦	98,598	￦	739	0.75%	￦	101,162	￦	769	0.76%	￦	102,825	￦	529	0.51%
Public and other		2,771		8	0.29		4,930		8	0.16		3,107		9	0.29		2,525		—	0.00
Loans to banks		1,467		—	0.00		2,557		—	0.00		4,557		—	0.00		6,103		—	0.00
Lease financing		1,555		10	0.64		1,639		5	0.31		1,699		8	0.47		1,721		11	0.64

Total corporate		101,628		834	0.82		107,724		752	0.70		110,525		786	0.71		113,174		540	0.48

Retail
Mortgage and home equity		40,073		30	0.07		44,399		55	0.12		46,130		60	0.13		46,906		41	0.09
Other retail		24,901		102	0.41		25,052		164	0.65		28,407		315	1.11		30,242		174	0.58

Total retail		64,974		132	0.20		69,451		219	0.31		74,537		375	0.50		77,148		215	0.28

Credit cards		17,647		461	2.61		17,880		445	2.49		17,854		534	2.99		17,665		442	2.50

Total	￦	184,249	￦	1,427	0.77%	￦	195,055	￦	1,416	0.73%	￦	202,916	￦	1,695	0.84%	￦	207,987	￦	1,197	0.58%

Note:

(1)

Includes unsecured retail loans and credit card loans past due by more than six months. The number of days past due of restructured credit card loans is calculated from the first date of non-payment regardless of subsequent modification of terms.

	As of December 31,
	2009
	Loans		Non-Loans		Ratio of Non-Loans
	(In billions of Won, except percentages)
Corporate
Commercial and industrial	￦	89,249	￦	1,160	1.30%
Lease financing		1,560		4	0.26

Total corporate		90,809		1,164	1.28

Retail
Mortgage and home equity		40,022		29	0.07
Other retail		23,307		51	0.22
Total retail		63,329		80	0.29
Credit cards		15,117		171	1.13

Total	￦	169,255	￦	1,415	0.84%

Allocation of Allowance for Loan Losses

The following tables present, as of the dates indicated, the allocation of our loan loss allowance by loan type.

	As of December 31,
	2010			2011			2012			2013
	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	￦	1,923	67.43%	￦	1,634	63.41%	￦	1,700	60.71%	￦	1,576	63.65%
Public and other		15	0.53		19	0.74		14	0.50		10	0.40
Loan to banks		32	1.12		13	0.50		11	0.39		5	0.20
Lease financing		17	0.60		14	0.54		33	1.18		21	0.85

Total corporate		1,987	69.68		1,680	65.19		1,758	62.78		1,612	65.10

Retail
Mortgages and home equity		17	0.60		19	0.74		23	0.82		26	1.05
Other retail		178	6.24		202	7.84		275	9.82		190	7

Total retail		195	6.84		221	8.58		298	10.64		216	8.73

Credit cards		670	23.48		676	26.23		744	26.58		648	26.17

Total allowance for loan losses	￦	2,852	100.00%	￦	2,577	100.00%	￦	2,800	100.00%	￦	2,476	100.0%

	As of December 31,
	2009
	Amount		Loans % of Total Loans
	(In billions of Won, except percentages)
Corporate
Commercial and Industrial	￦	2,969	81.61%
Lease financing		13	0.36

Total corporate		2,982	81.97

Retail
Mortgages and home equity		11	0.30
Other retail		170	4.67

Total retail		181	4.97

Credit cards		475	13.06

Total allowance for loan losses	￦	3,638	100.00%

Our total allowance for loan losses decreased by ￦324 billion, or 11.57%, to ￦2,476 billion as of December 31, 2013 from ￦2,800 billion as of December 31, 2012. During 2013, the allowance for loan losses decreased primarily as a result of a decrease in the loss rate for other retail loans due to a decrease in overall delinquency of retail loans following an increase in loans with sound quality.

Our total allowance for loan losses increased by ￦223 billion, or 8.65%, to ￦2,800 billion as of December 31, 2012 from ￦2,577 billion as of December 31, 2011. During 2012, the allowance for loan losses increased primarily as a result of increased loss rate for other retail loans.

Analysis of Allowance for Loan Losses

The following tables present an analysis of our loan loss experience for each of the years indicated.

	2010		2011		2012		2013
	(In billions of Won, except percentages)
Balance at the beginning of the period	￦	3,114	￦	2,852	￦	2,585	￦	2,800
Amounts charged against income		1,301		864		1,325		1,082
Gross charge-offs:
Corporate:
Corporate loans		1,292		960		844		799
Public and other		19		1		1		—
Loan to banks		—		—		—		—
Lease financing		18		14		19		33
Retail:
Mortgage and home equity		25		1		4		4
Other retail		76		80		130		242
Credit cards		429		447		486		657

Total gross charge-offs		1,859		1,503		1,484		1,735

Recoveries:
Corporate:
Corporate loans		83		75		75		150
Public and other		—		—		6		—
Loan to banks		—		—		—		—
Lease financing		1		2		2		1
Retail:
Mortgage and home equity		2		6		—		—
Other retail		52		37		32		28
Credit cards		327		283		257		217
Total recoveries		465		403		372		396

Other		(169)		(39)		2		(67)
Net charge-offs		(1,563)		(1,139)		(1,110)		(1,406)

Balance at the end of the period	￦	2,852	￦	2,577	￦	2,800	￦	2,476

Ratio of net charge-offs during the period to average loans outstanding during the period		1.06%		0.78%		0.55%		0.68%

	2009
	(In billions of Won, except percentages)
Balance at the beginning of the period	￦	3,201
Amounts charged against income		1,751
Gross charge-offs:
Corporate:
Commercial and industrial		1,087
Lease financing		(19)
Retail:
Mortgage and home equity		(1)
Other retail		227
Credit cards		597

Total gross charge-offs		(1,891)

Recoveries:
Corporate:
Commercial and industrial		123
Lease financing		1
Retail:
Mortgage and home equity		1
Other retail		59
Credit cards		393

Total recoveries		577

Net charge-offs		(1,314)
Acquisition of LG Card		—

Balance at the end of the period	￦	3,638

Ratio of net charge-offs during the period to average loans outstanding during the period		0.78%

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 29, 2012 (in English)†*

2.1	Form of Common Stock Certificate (in English) † **

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt**

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.**

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003***

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003**

4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union**

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English) † ****

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English) † ****

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English) †*****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†******

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

†	A fair and accurate translation from Korean into English.

*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on April 30, 2012.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.

*****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 29, 2007.

******	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2008.

E-1