Form 20-F
period 2014-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2015-04-30
CIK 1263043

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Yu Sunghun, +822 6360 3071(T), irshy@shinhan.com, +822 6360 3098 (F), 20, Sejong-daero 9-gil, Jung-gu, Seoul 100-724, Korea

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

The fiscal year for us and our subsidiaries ends on December 31 of each year, except Shinhan Savings Bank whose fiscal year ends on June 30 of each year. Unless otherwise specified or the context otherwise requires, all references to a particular year are to the year ended December 31 of that year.

The currency of the primary economic environment in which we operate is Korean Won.

In this annual report, unless otherwise indicated, all references to “Won” or “ ~~W~~” are to the currency of The Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1,090.9 to US$1.00, which was the noon buying rate in the City of New York on December 31, 2014 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 10, 2015, the Noon Buying Rate was ~~W~~1,093.1 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. This annual report discloses, under the caption “Item 3.D. Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). Included among the factors discussed under the caption “Item 3.D. Risk Factors” are the followings risks related to our business, which could cause actual results to differ materially from those described in the forward-looking statements: the risk of adverse impacts from an economic downturn; increased competition; market volatility in securities and derivatives markets, interest or foreign exchange rates or indices; other factors impacting our operational plans; or legislative and/or regulatory developments. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

ITEM 3.A.	Selected Financial Data

The selected consolidated income statement and balance sheet data set forth below for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements.” Historical results are not necessarily indicative of future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2010		2011		2012(1)		2013(1)		2014		2014(2)
	(In billions of Won and millions of US$, except per common share data)
Interest income	~~W~~	12,909	~~W~~	13,781	~~W~~	13,999	~~W~~	12,591	~~W~~	12,061	$11,056
Interest expense		(6,436)		(6,701)		(7,019)		(5,986)		(5,271)	(4,832)

Net interest income		6,473		7,080		6,980		6,605		6,790	6,224

Fees and commission income		3,397		3,557		3,491		3,490		3,561	3,264
Fees and commission expense		(1,640)		(1,798)		(1,948)		(2,103)		(2,092)	(1,917)

Net fees and commission income		1,757		1,759		1,543		1,387		1,469	1,347

Net insurance loss		(76)		(119)		(211)		(383)		(413)	(379)
Dividend income		217		209		174		156		176	161
Net trading income (loss)		334		(132)		608		75		262	241
Net foreign currency transaction gain		117		14		280		296		224	205
Net gain (loss) on financial instruments designated at fair value through profit or loss		(125)		172		(532)		(122)		(361)	(331)
Net gain on sale of available-for-sale financial assets		652		846		536		701		681	624
Impairment losses on financial assets		(1,336)		(983)		(1,416)		(1,340)		(1,174)	(1,077)
General and administrative expenses		(3,789)		(3,983)		(4,062)		(4,203)		(4,463)	(4,091)
Net other operating expenses		(613)		(538)		(724)		(540)		(536)	(491)

Operating income		3,611		4,325		3,176		2,632		2,655	2,433

Equity method income		15		58		28		7		31	28
Other non-operating income (loss), net		(138)		(38)		25		37		182	167

Profit before income taxes		3,488		4,345		3,229		2,676		2,868	2,628

	Year Ended December 31,
	2010		2011		2012(1)		2013(1)		2014		2014(2)
	(In billions of Won and millions of US$, except per common share data)

Income tax expense		(584)		(957)		(739)		(621)		(668)	(612)

Profit for the year	~~W~~	2,904	~~W~~	3,388	~~W~~	2,490	~~W~~	2,055	~~W~~	2,200	$2,016

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations	~~W~~	(18)	~~W~~	16	~~W~~	(85)	~~W~~	(58)	~~W~~	(13)	$(12)
Net change in unrealized fair value of available-for-sale financial assets		175		(461)		13		(269)		136	125
Equity in other comprehensive income of associates		21		3		4		(5)		6	6
Net change in unrealized fair value of cash flow hedges		13		1		16		6		(16)	(15)
Other comprehensive income (loss) of separate account		2		—		1		(2)		6	5

		193		(441)		(51)		(328)		119	109

Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability		(45)		(115)		—		19		(155)	(141)

		(45)		(115)		—		19		(155)	(141)

Total other comprehensive loss, net of income tax		148		(556)		(51)		(309)		(36)	(32)

Total comprehensive income for the year	~~W~~	3,052	~~W~~	2,832	~~W~~	2,439	~~W~~	1,746	~~W~~	2,164	$1,984

Net income attributable to:
Equity holders of the Group	~~W~~	2,729	~~W~~	3,215	~~W~~	2,320	~~W~~	1,898	~~W~~	2,081	$1,908
Non-controlling interest		175		173		170		157		119	108

Total comprehensive income attributable to:
Equity holders of the Group		2,876		2,660		2,267		1,591		2,046	1,876
Non-controlling interest		176		172		172		155		118	108

Earnings per share:
Basic earnings per share in Won and US$(3)		5,269		6,195		4,681		3,810		4,195	3.85
Dilutive earnings per share in Won and US$(4)		5,167		6,065		4,681		3,810		4,195	3.85

Notes:

(1)	We have restated our consolidated statements of comprehensive income for the years ended December 31, 2012 and 2013 and our consolidated statements of financial position as of December 31, 2012 and December 31, 2013 to give effect to changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.
(2)	Won amounts are expressed in U.S. dollar at the rate of ~~W~~1,090.9 to US$1.00, the Noon Buying Rate in effect on December 31, 2014 for the convenience of readers. No representation is made that the Won or U.S. dollar amounts referred to above could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

(3)	Basic earnings per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.
(4)	Dilutive earnings per share are calculated in a manner consistent with basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common shares were converted into or exercised for common shares. Common shares issuable upon conversion of redeemable convertible preferred shares are potentially dilutive.

Consolidated Balance Sheet Data

	As of December 31,
	2010		2011		2012(1)		2013(1)		2014		2014(2)
	(In billions of Won and millions of US$, except per common share data)
Assets
Cash and due from banks	~~W~~	11,822	~~W~~	14,731	~~W~~	13,507	~~W~~	16,473	~~W~~	20,585	$18,870
Trading assets		9,412		11,954		16,654		18,033		24,362	22,332
Financial assets designated at fair value through profit or loss		2,208		1,801		2,542		3,361		2,737	2,509
Derivative assets		3,159		2,319		2,171		1,717		1,568	1,438
Loans, net		181,347		192,573		200,289		205,723		221,618	203,151
Available-for-sale financial assets		29,452		34,106		36,284		33,597		31,418	28,800
Held-to-maturity financial assets		12,529		11,895		11,660		11,031		13,373	12,259
Property and equipment, net		2,976		2,994		3,108		3,214		3,147	2,885
Intangible assets, net		4,073		4,203		4,195		4,226		4,153	3,807
Investments in associates		300		249		299		329		342	313
Current tax receivable		11		9		14		6		11	10
Deferred tax assets		65		29		100		196		228	209
Investment properties, net		286		275		779		690		268	245
Other assets, net		9,949		10,888		13,283		12,451		14,203	13,019
Assets held for sale		21		16		54		243		9	8

Total assets	~~W~~	267,610	~~W~~	288,042	~~W~~	304,939	~~W~~	311,290	~~W~~	338,022	$309,855

Liabilities
Deposits	~~W~~	149,417	~~W~~	163,016	~~W~~	173,296	~~W~~	178,810	~~W~~	193,710	$177,569
Trading liabilities		823		704		1,371		1,258		2,689	2,465
Financial liabilities designated at fair value through profit or loss		1,954		3,298		4,822		5,909		8,996	8,247
Derivative liabilities		2,588		1,972		1,904		2,019		1,718	1,574
Borrowings		18,085		20,033		19,537		20,143		22,974	21,059
Debt securities issued		40,286		39,737		38,838		37,491		37,335	34,224
Liability for defined benefit obligations		170		275		222		118		309	284
Provisions		859		870		748		750		694	636
Current tax payable		251		568		254		239		257	236
Deferred tax liabilities		184		—		42		15		10	9
Liabilities under insurance contracts		8,986		10,867		13,420		15,662		17,776	16,295
Other liabilities		16,812		19,843		21,574		19,021		21,040	19,287

Total liabilities	~~W~~	240,415	~~W~~	261,183	~~W~~	276,028	~~W~~	281,435	~~W~~	307,508	$281,885

	As of December 31,
	2010		2011		2012(1)		2013(1)		2014		2014(2)
	(In billions of Won and millions of US$, except per common share data)

Equity
Capital stock	~~W~~	2,590	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	$2,425
Hybrid bond		—		239		537		537		537	493
Capital surplus		8,835		9,887		9,887		9,887		9,887	9,063
Capital adjustments		(391)		(393)		(393)		(393)		(393)	(361)
Accumulated other comprehensive income		1,584		1,030		980		673		638	585
Retained earnings		12,116		10,989		12,714		14,189		15,869	14,545

Total equity attributable to equity holders of the Group		24,734		24,397		26,370		27,538		29,183	26,750
Non-controlling interest		2,461		2,462		2,541		2,317		1,331	1,220

Total equity	~~W~~	27,195	~~W~~	26,859	~~W~~	28,911	~~W~~	29,855	~~W~~	30,514	$27,970

Total liabilities and equity	~~W~~	267,610	~~W~~	288,042	~~W~~	304,939	~~W~~	311,290	~~W~~	338,022	$309,855

Notes:

(1)	We have restated our consolidated statements of comprehensive income for the years ended December 31, 2012 and 2013 and our consolidated statements of financial position as of December 31, 2012 and December 31, 2013 to give effect to changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.
(2)	Won amounts are expressed in U.S. dollar at the rate of ~~W~~1,090.9 to US$1.00, the Noon Buying Rate in effect on December 31, 2014 for the convenience of readers. No representation is made that the Won or U.S. dollar amounts referred to above could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

Dividends

	Year Ended December 31,
	2010		2011		2012		2013		2014
	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	~~W~~	750	~~W~~	750	~~W~~	700	~~W~~	650	~~W~~	950
In U.S. Dollars(1)		$0.66		$0.65		$0.66		$0.62		$0.87
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	5,275	~~W~~	4,996	~~W~~	5,580	~~W~~	5,580	~~W~~	5,580
In U.S. Dollars(1)		$4.62		$4.31		$5.25		$5.29		$5.12

Note:

(1)	Won amounts for 2010, 2011, 2012, 2013 and 2014 are expressed in U.S. dollar at the rate of ~~W~~1,130.6, ~~W~~1,158.5, ~~W~~1,063.2, ~~W~~1,055.3 and ~~W~~1,090.9, respectively, to US$1.00, the Noon Buying Rate in effect on December 31, 2010, 2011, 2012, 2013 and 2014, respectively, for the convenience of readers. No representation is made that the Won or U.S. dollar amounts referred to above could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

Selected Statistical Information

Profitability Ratios

	Year Ended December 31,
	2010	2011	2012(1)	2013(1)	2014
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(2)	0.98%	1.09%	0.82%	0.66%	0.68%
Average total Group stockholders’ equity(2)	10.36	10.89	8.83	7.03	7.25
Dividend payout ratio(3)	21.84	20.39	16.77	19.47	24.66
Net interest spread(2)(4)	2.29	2.34	2.11	1.95	1.93
Net interest margin(2)(5)	2.69	2.80	2.57	2.36	2.31
Efficiency ratio(6)	87.39	82.53	85.98	88.25	87.31
Cost-to-income ratio(7)	44.03	44.79	47.45	52.41	55.32
Cost-to-average assets ratio(2)(8)	8.85	7.23	6.54	6.48	6.09
Equity to average asset ratio(2)(9)	9.49	9.97	9.31	9.43	9.36

Notes:

(1)	The amounts for 2012 and 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.
(2)	Average total assets, liabilities and stockholder’s equity are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(3)	Represents the ratio of total dividends declared on common and preferred stock as a percentage of net income attributable to the Group.
(4)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(5)	Represents the ratio of net interest income to average interest-earning assets.
(6)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income. Efficiency ratio is used as a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2010		2011		2012		2013		2014
	(In billions of Won, except percentages)
Non-interest expense (A)	~~W~~	24,124	~~W~~	20,505	~~W~~	19,802	~~W~~	20,100	~~W~~	19,733

Divided by
The sum of net interest income and non-interest income (B)		27,606		24,845		23,031		22,776		22,601
Net interest income		6,473		7,080		6,980		6,605		6,790
Non-interest income		21,133		17,765		16,051		16,171		15,811
Efficiency ratio ((A) as a percentage of (B))		87.39%		82.53%		85.98%		88.25%		87.31%

(7)	Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.
(8)	Represents the ratio of non-interest expense to average total assets.
(9)	Represents the ratio of average stockholders’ equity to average total assets.

Asset Quality Ratios

	As of December 31,
	2010		2011		2012		2013		2014
	(In billions of Won, except percentages)
Total gross loans	~~W~~	184,249	~~W~~	195,055	~~W~~	202,916	~~W~~	207,987	~~W~~	223,879
Total allowance for loan losses	~~W~~	2,852	~~W~~	2,577	~~W~~	2,800	~~W~~	2,476	~~W~~	2,501
Allowance for loan losses as a percentage of total loans		1.55%		1.32%		1.38%		1.19%		1.12%
Impaired loans(1)	~~W~~	2,757	~~W~~	2,457	~~W~~	2,658	~~W~~	2,386	~~W~~	2,127
Impaired loans as a percentage of total loans		1.50%		1.26%		1.31%		1.15%		0.95%
Allowance as a percentage of impaired loans		103.45%		104.88%		105.34%		103.77%		117.58%
Total non-performing loans(2)	~~W~~	1,427	~~W~~	1,416	~~W~~	1,695	~~W~~	1,197	~~W~~	1,286
Non-performing loans as a percentage of total loans		0.77%		0.73%		0.84%		0.58%		0.57%
Allowance as a percentage of total assets		1.06%		0.89%		0.92%		0.80%		0.74%

Notes:

(1)	Impaired loans include (i) loans for which the borrower has defaulted under Basel standards applicable during the relevant period and (ii) loans that qualify as “troubled debt restructurings” applicable during the relevant period.
(2)	Non-performing loans are defined as loans, whether corporate or retail, that are past due more than 90 days.

Capital Ratios

	As of December 31,
	2010	2011	2012	2013	2014
	(Percentages)
Group BIS ratio(1)	12.38%	11.41%	12.46%	13.43%	13.05%
Total capital adequacy ratio of Shinhan Bank	15.47	15.26	15.83	16.29	15.43
Adjusted equity capital ratio of Shinhan Card(2)	24.99	25.81	27.43	30.41	29.69
Solvency ratio for Shinhan Life Insurance(3)	397.93	324.02	287.70	253.06	230.69

Notes:

(1)	Under the guidelines of the Financial Services Commission applicable to financial holding companies, the minimum requisite capital ratio applicable to us is the Bank for International Settlement (“BIS”) ratio of 8%. This computation is based on our consolidated financial statements in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”
(2)	Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Services Commission for credit card companies. Under these guidelines, a credit card company is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on the consolidated financial statements of the credit card company prepared in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Credit Card Companies — Capital Adequacy.”
(3)	Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the guidelines issued by the Financial Services Commission for life insurance companies. Under these guidelines, Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Insurance Companies — Capital Adequacy.”

The Financial Services Commission regulations require that capital ratios be computed based on our consolidated financial statements under IFRS and regulatory guidelines. The following table sets forth our capital ratios computed on the basis of our consolidated financial statements under IFRS and the regulatory guidelines of the Financial Services Commission.

	As of December 31,
	2012		2013		2014
	(In millions of Won, except percentages)
Risk-weighted assets	~~W~~	201,184,402	~~W~~	190,716,648	~~W~~	198,832,860
Total risk-adjusted capital	~~W~~	25,075,736	~~W~~	25,605,827	~~W~~	25,937,968
Tier 1 capital	~~W~~	19,124,728	~~W~~	21,538,399	~~W~~	22,174,353
Capital adequacy ratio (%)		12.46%		13.43%		13.05%
Tier 1 capital ratio (%)		9.51%		11.29%		11.15%

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2010	1,130.6	1,158.7	1,253.2	1,104.0
2011	1,158.5	1,105.2	1,197.5	1,049.2
2012	1,063.2	1,119.6	1,185.0	1,063.2
2013	1,055.3	1,094.6	1,161.3	1,050.1
2014	1,090.9	1,054.0	1,117.7	1,008.9
October	1,073.1	1,073.1	1,074.4	1,043.9
November	1,112.1	1,112.1	1,114.7	1,077.0
December	1,090.9	1,090.9	1,117.7	1,080.8
2015 (through April 10)	1,093.1	1,101.5	1,135.7	1,075.3
January	1,104.3	1,104.3	1,109.1	1,075.3
February	1,100.7	1,100.7	1,112.8	1,086.8
March	1,107.7	1,107.7	1,135.7	1,095.7
April (through April 10)	1,093.1	1,093.1	1,098.1	1,083.4

Source: Federal Reserve Board

Note:

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. Dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. Dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. Dollars are based on the Noon Buying Rate in effect on December 31, 2014, which was ~~W~~1,090.9 to US$1.00. On April 10, 2014, the Noon Buying Rate in effect was ~~W~~1,093.1 to US$1.00.

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

Risks Relating to Our Overall Business

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy. In light of the ongoing general economic weakness and political turbulence in Europe, signs of cooling economy for China and the continuing political instability in the Middle East and the former republics of the Soviet Union, including Russia, among others, significant uncertainty remains as to the global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy. In addition, as the Korean economy matures, it is increasingly exposed to the risk of a “scissor effect”, namely being pursued by competitors in less advanced economies while not having fully caught up with competitors in advanced economies, which risk is amplified by the fact that Korean economy is heavily dependent on exports. The Korean economy also continues to face other difficulties, including sluggishness in domestic consumption and investment, weakness in the real estate market, rising household debt, potential declines in productivity due to aging demographics and a rise in youth unemployment. Any future deterioration of the global and Korean economies could adversely affect our business, financial condition and results of operations.

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowances for loan losses and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. In addition, the continuing slump in the real estate market and the shipbuilding and shipping industries has led to increased delinquency among our corporate borrowers in the construction, real estate leasing, shipbuilding and shipping industries (and in certain cases, even insolvency, corporate restructurings and/or voluntary arrangements with creditors, as was the case for the current and former member companies of the STX Group, Keangnam Enterprises and Dongbu Steel, to each of which we have limited exposure). While we have sought to actively reduce our exposure to such troubled industries through preemptive risk management policies, we cannot assure you that we will not experience further loan losses from borrowers in these industries since the quality of their assets may further deteriorate due to the continued slump in these industries or for other reasons. Shinhan Bank’s delinquency ratio (based on one or more month of delinquency) increased from 0.48% in 2010 to 0.60% in 2011 and 0.61% in 2012, but decreased to 0.39% in 2013 and further to 0.31% in 2014, primarily due to Shinhan Bank’s active efforts to reduce its exposure to such troubled industries and other at-risk borrowers through preemptive risk management policies and increased lending to borrowers with high-quality credit profiles as part of Shinhan Bank’s strategic initiative to improve its asset quality. As for Shinhan Card, its delinquency ratio under the Financial Services Commission guidelines increased from 2.01% in 2010 to 2.27% in 2011 and 2.64% in 2012 largely as a result of an increase in its assets, before stabilizing to 2.15% and 2.18% in 2013 and 2014, respectively, largely as a result of its enhanced preemptive risk management and controlled asset growth as well as the sale of large non-performing loans to improve its asset quality.

Moreover, depending on the nature of the difficulties in the financial markets and general economy, we may be forced to scale back certain of our core lending activities and other operations and/or borrow money at a higher funding cost or face a tightening in the net interest spread, any of which may have a negative impact on our earnings and profitability. Furthermore, while we and our principal subsidiaries currently maintain a capital adequacy ratio at a level higher than the required regulatory minimum, there is no guarantee that an even higher capital requirement will not be imposed by the Government in case of a renewed economic crisis.

In addition, given the highly integrated nature of financial systems and economic relationships worldwide, there may be unanticipated systemic or other risks that may not be presently predictable. Any of these risks if materialized may have a material adverse effect on our business, liquidity, financial condition and results of operations.

Competition in the Korean financial services industry is intense, and may further intensify.

Competition in the Korean financial services industry is, and is likely to remain, intense, including as a result of the sustained low interest rate environment (which narrows opportunities to make profit based on the spread between lending rates and funding rates), the continuing sluggishness in the general economy, the growing maturation and saturation of the industry as a whole, the entry of new market participants and deregulation, among others.

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Association of Agriculture and Fisheries, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2014, Korea had seven major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 40 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to “small office, home office” (“SOHO”) with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its own lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. In addition, the Government regulations adopted in 2012 mandating lower merchant fees chargeable to small- and medium-sized businesses and the Government guidelines issued in 2013 suggesting lower standard interest rates for cash advances and card loans have reduced and are likely to continue to limit the revenues of credit card companies, including Shinhan Card. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions may also add competition in the markets in which we and our subsidiaries conduct business. The Korean banking industry may undergo further consolidation either voluntarily or as part of government-led initiatives, including privatization, although the Government announced in March 2013 that it would no longer pursue privatization of Korea Development Bank and Industrial Bank of Korea. Some of the financial institutions resulting from these developments may, by virtue of their increased size, expanded business scope and more efficient operations, provide greater competition for us. For example, partly to facilitate the sale of Government-invested members of the former Woori Financial Group which had not materialized despite a prolonged attempt to sell them as a whole, beginning in 2013 the Government has promoted the sale of such members in three separate groups (namely, commercial banking, regional banking, and securities and investment). As a result, the securities and investment members of the former Woori Financial Group (including Woori Investment & Securities) were sold to other domestic financial institutions in the first half of 2014 and their regional banking members (namely, Kyongnam Bank and Gwangju Bank) were sold to other domestic financial institutions in October 2014. In November 2014, Woori Financial Group was dissolved and merged into Woori Bank, with all the remaining subsidiaries of the former Woori Financial Group having been converted into subsidiaries of Woori Bank. The Government continues to seek to sell Woori Bank, and the outlook for such sale remains uncertain. If one of major competitors or a foreign financial institution were to acquire Woori Bank or any of its major operating subsidiaries, the consolidated entity may have a greater scale of operations, including a larger customer base, and financial resources than us, which may hurt our ability to compete effectively. In addition, in April 2013, Korea Exchange Bank became part of Hana Financial Group after acquisition of the former by the latter in February 2012, and in October 2014, Korea Exchange Bank entered into an agreement to be merged into Hana Bank, one of the major commercial banks in Korea. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

As the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. Recently, banks are beginning to compete for new customers and competition between bank-operated credit card companies and independent card companies may increase substantially. For example, as part of the aforementioned privatization efforts by the Government, Woori Card may be sold to another major credit card company, in which case it is possible that a credit card company comparable to Shinhan Card in terms of asset size and customer base may newly emerge. Furthermore, as online service providers with large-scale user networks, such as Daum Kakao, make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech”, competition for online customers is growing not just among commercial banks, but also from online service providers. Accordingly, the commercial banks are facing increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches. In addition, large non-financial institutions, such as mobile telecommunications companies, which on a combined basis service most of the Korean population, may expand entry into the Korean credit card and consumer finance businesses by way of convergence with the existing and future mobile telephone networks. Accordingly, a widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to competitive threat to the existing credit card service providers, including our credit card subsidiary.

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, the minimum requirements of which are being phased in sequentially from December 1, 2013 and will become fully effective on January 1, 2019, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission announced its plan to implement Basel III requirements relating to liquidity coverage ratio and countercyclical capital buffer in 2015 and 2016, respectively, among other Basel III requirements. However, there is no assurance that these measures will continue to curb competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry.

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

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, effective January 1, 2015, we and our banking subsidiaries in Korea are required to maintain a minimum Tier I capital adequacy ratio of 6.0%, a common equity Tier I ratio of 4.5% and a BIS ratio of 8.0%. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. In addition, our subsidiaries Shinhan

Card, Shinhan Life Insurance and Shinhan Investment are required to maintain a consolidated adjusted equity capital ratio of 8.0%, a solvency ratio of 100% and a net operating capital ratio of 150%, respectively.

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

In December 2010, the Basel Committee issued final rules in respect of (i) a global regulatory framework for more resilient banks and banking systems and (ii) an international framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as “Basel III.” The new minimum capital requirements, including the minimum common equity Tier 1 requirement of 4.5% and additional capital conservation buffer requirement of 2.5%, are currently being implemented in phases until January 1, 2019. Additional countercyclical capital buffer requirements are also expected to be phased in starting in 2016, which will range at the discretion of national regulators between 0% and 2.5% of risk-weighted assets. Basel III introduced a minimum leverage ratio requirement that is currently proposed at 3% on a preliminary basis. The Basel Committee issued the full text of Basel III’s leverage ratio framework and disclosure in January 2014. Public disclosure of the components of the leverage ratio is required starting January 1, 2015. The final calibration of the leverage ratio and any further adjustments to its definition are currently expected to be completed by 2017 and full compliance therewith is expected to be required beginning January 1, 2018. On January 13, 2011, the Basel Committee issued further minimum capital requirements to ensure that all classes of capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss. Instruments issued on or after January 1, 2013 may only be included in regulatory capital if the new requirements are met. The capital treatment of securities issued prior to this date will be phased out over a ten-year period commencing January 1, 2013.

The Financial Supervisory Service amended the Regulation on the Supervision of the Banking Business to implement the capital requirements of Basel III in Korea under which the new Basel III capital requirements were phased in sequentially from December 2013 and became fully effective in January 2015. Under the amended Regulation on the Supervision of the Banking Business, commercial banks in Korea must meet certain minimum capital requirements with respect to risk-weighted assets. Specifically, effective from December 1, 2013, commercial banks are required to maintain a minimum total capital adequacy (BIS) ratio of 8.0%, a minimum common stock capital ratio of 3.5% and a minimum Tier I capital ratio of 4.5% and, effective from January 1, 2015, commercial banks are required to maintain a minimum total capital adequacy (BIS) ratio of 8.0%, a minimum common stock capital ratio of 4.5% and a minimum Tier 1 capital ratio of 6.0%. Effective January 1, 2015, if any bank fails to satisfy the above requirements, such bank will be subject to prompt corrective measures. In addition to such minimum capital requirements, capital conservation buffer requirements will be phased in sequentially from January 2016, at which time commercial banks will be required to reserve at least a 0.625% capital surcharge in its capital conservation buffer, and from January 2019, at which time commercial banks will be required to maintain a capital conservation buffer of 2.5%. If a commercial bank fails to maintain such capital conservation buffer requirements, such bank will be subject to certain restrictions relating to its use of income, such as distributing dividends and purchasing treasury stock. In addition, under the amended Regulation on the Supervision of the Banking Business, equity securities issued after December 1, 2013 must include a contingent capital feature as required under Basel III’s capital requirements. For equity securities issued before December 1, 2013, a certain amount thereof will be derecognized annually as equity securities pursuant to the transitional provisions of such amended regulations. However, equity securities issued after September 12, 2010 containing step-up provisions do not benefit from such transitional provisions and are not recognized as equity securities in their full amount. Accordingly, the Series 12 non-voting redeemable preferred shares we issued on April 20, 2011 are not recognized as equity securities. See “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock — Preferred Stock” for more details regarding our Series 12 non-voting redeemable preferred shares.

We and our banking subsidiaries are currently in compliance with Basel III requirements in effect since December 1, 2013. However, there is no assurance that we will continue to be able to do so for whatsoever reason, and if the capital adequacy ratios of us or our subsidiaries were to fall below the required levels, the Financial Services Commission might impose penalties ranging from a warning to suspension or revocation of our or our subsidiaries’ business licenses. In order to maintain the capital adequacy ratios above the required levels, we or our subsidiaries may be required to raise additional capital through equity financing, but there is no assurance that we or our subsidiaries will be able to do so on commercially favorable terms or at all and, even if successful, any such capital raising may have a dilutive effect on our shareholders with respect to their interest in us or on us with respect to our interest in our subsidiaries.

Liquidity, funding management and credit ratings are critical to our ongoing performance.

Liquidity is essential to our business as a financial intermediary, and we may seek additional funding in the near future to satisfy liquidity needs, meet regulatory requirements, enhance our capital levels or fund the growth of our operations as opportunities arise.

For example, Basel III includes an international framework for liquidity risk measurement, standards and monitoring, as noted above, including a new minimum liquidity standard, known as the liquidity coverage ratio (“LCR”), which is designed to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and speedily converted into cash in the private marketplace to survive a significant stress scenario lasting 30 calendar days. The LCR is computed as (a) the value of a banking organization’s HQLA, divided by (b) its total expected net cash outflows over the next 30 calendar days under stress scenarios. The minimum LCR is 100%. In January 2013, the Basel Committee on Bank Supervision released a revised formulation of the LCR, one of two quantitative liquidity measures approved in December 2010 as part of Basel III. The Basel Committee extended the timetable for full phase-in of the LCR to the effect that the minimum LCR has become 60% as of January 1, 2015 and will thereafter rise by an annual increment of 10% so that the minimum LCR will be 100% as of January 1, 2019. In December 2014, the Financial Services Commission promulgated regulations to implement the liquidity requirements of Basel III, including raising the minimum LCR to 80% as of January 1, 2015 and thereafter by an annual increment of 5% so that the minimum LCR for commercial banks in Korea will be 100% as of January 1, 2019.

A substantial part of the liquidity and funding requirements for our banking subsidiaries is met through short-term customer deposits, which typically roll over upon maturity. While the volume of our customer deposits has generally been stable over time, customer deposits have from time to time declined substantially due to the popularity of other, higher-yielding investment opportunities, namely stocks and mutual funds, for example, during times of bullish stock markets. During such times, our banking subsidiaries were required to obtain alternative funding at higher costs. There is no assurance that a similar development will not occur in the future. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. In addition, even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operation.

We and our subsidiaries also raise funds in capital markets and borrow from other financial institutions, the cost of which depends on the market rates and the general availability of credit and the terms of which may limit our ability to pay dividends, make acquisitions or subject us to other restrictive covenants. While we and our subsidiaries are not currently facing liquidity difficulties in any material respect, if we or our subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for whatever reason, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively.

Credit ratings affect the cost and other terms upon which we and our subsidiaries are able to obtain funding. Domestic and international rating agencies regularly evaluate us and our subsidiaries, and their ratings of our and our subsidiaries’ long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry and the Korean economy in general. There can be no assurance that the rating agencies will maintain our current ratings or outlooks. There is no assurance that Shinhan Bank, Shinhan Card, any of our other major subsidiaries or our holding company will not experience a downgrade in their respective credit ratings and outlooks for reasons related to the general Korean economy or reasons specific to such entity. Any downgrade in the credit ratings and outlooks of us and our subsidiaries will likely increase the cost of our funding, limit our access to capital markets and other borrowings, require us to provide additional credit enhancement in financial transactions, and could increase the amount of regulatory liquidity we will be required to hold when Basel III liquidity requirements become effective, any of which could adversely affect our liquidity, net interest margins and profitability, and in turn, our business, financial condition and results of operations.

Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operation and financial condition.

The most significant market risks we face are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realized between lending and borrowing costs. Changes in foreign currency exchange rates, particularly in the Korean Won-U.S. Dollar exchange rates, affect the value of our assets and liabilities denominated in foreign currencies, the reported earnings of our non-Korean subsidiaries and income from foreign exchange dealings, and substantial and rapid fluctuations in the exchange rates may cause difficulty in obtaining foreign currency-denominated financing in international financial markets on commercial terms acceptable to us or at all. The performance of financial markets may affect bond and equity prices and, therefore, cause changes in the value of our investment and trading portfolios. While we have implemented risk management systems to mitigate and control these and other market risks to which we are exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our business, financial condition and results of operations.

Of particular importance is the change in the base and market interest rates. Since the onset of the global financial crisis in the second half of 2008, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Since January 1, 2011, the base interest rate set by the Bank of Korea has remained within the band between 1.75% and 3.25%. In March 2015, the base interest rate was set at a historic low of 1.75%.

Interest rate movements, in terms of magnitude and timing as well as their relative impacts on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) increase at a slower pace or by a thinner margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average term of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, a decrease in the base interest rates tends to decrease our net interest margin while an increase in the base interest rates tends to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our financial condition and results of operations, could suffer significantly.

We cannot assure you when and to what extent the Government will in the future adjust the base interest rate, to which the market interest rate correlate. A decision to adjust the base interest rate is subject to many policy considerations, including the general economic cycle, inflationary levels, interest rates in other economies and foreign currency exchange rates, among others. In general, a decrease in interest rates adversely affects our interest income due to the differential maturity structure for our assets and liabilities as discussed above. Conversely, if there were to be a significant or sustained increase in interest rates, all else being equal, such movement would lead to a decline in the value of traded debt securities and could also raise our funding costs, while reducing loan demand, especially among retail customers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches in our asset liability management and to maintain our profitability. In addition, rising interest rates may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to deterioration of asset quality for our credit portfolio. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rates will increase the funding costs of our borrowers and may adversely affect their ability to make payments on their outstanding loans.

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

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate and Investment Banking Services — Small- and Medium-sized Enterprises Banking”). Our loans to such enterprises amounted to ~~W~~51,324 billion as of December 31, 2012, ~~W~~55,062 billion as of December 31, 2013 and ~~W~~59,889 billion as of December 31, 2014, representing 25.37%, 26.47% and 26.75%, respectively, of our total loan portfolio as of such dates.

Compared to loans to large corporations, which tend to be better capitalized and weather business downturns with greater ease, or loans to individuals and households, which tend to be secured with homes and with respect to which the borrowers are therefore less willing to default, loans to small- and medium-sized enterprises have historically had a relatively higher delinquency ratio. Many small- and medium-sized enterprises represent sole proprietorships or small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected to a greater extent than large corporate borrowers by fluctuations in the Korean and global economy. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for us to judge the level of risk inherent in lending to these enterprises, as compared to large corporations. In addition, many small- and medium-sized enterprises are dependent on business relationships with large corporations in Korea, primarily as suppliers.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through controlled lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2012, 2013 and 2014, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~487 billion, ~~W~~320 billion and ~~W~~332 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.89%, 0.55% and 0.53%, respectively. If the ongoing difficulties in the Korean or global economy were to continue or further aggravate, the delinquency ratio for our loans to small- and medium-sized enterprises may rise significantly.

Of particular concern is our significant exposure to enterprises in the real estate and leasing and construction industries. As of December 31, 2014, Shinhan Bank had outstanding loans to the real estate and leasing and construction industries (many of which are small- and medium-sized enterprises) of ~~W~~17,639 billion and ~~W~~3,148 billion, respectively, representing 9.30% and 1.66%, respectively, of its total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which have yet to stage a meaningful turnaround.

The enterprises in the real estate development and construction industries in Korea, which are heavily concentrated in the housing market, continue to experience sluggish growth due to stagnant real estate demand and depressed real estate prices, largely due to a combination of excessive supply of residential property, sustained efforts by the Government to stem speculation in the housing market, ongoing economic sluggishness in Korea and globally and the demographic changes in the Korean population. We also have a limited exposure to real estate project financing, particularly by construction companies that have built residential units in provinces outside the metropolitan Seoul area, which have experienced a relatively low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a key source for liquidity and cash flow.

Any of the foregoing developments may result in deterioration in the asset quality of our banking subsidiaries. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit Exposures to Companies in Workout and Recovery Proceedings.” We have been taking active steps to curtail delinquency among our small- and medium-sized enterprise customers, including by way of strengthening loan application review processes and closely monitoring borrowers in troubled sectors. Despite such efforts, there is no assurance that the delinquency ratio for our loans to small- and medium-sized enterprises will not rise in the future, especially if the Korean economy were to face renewed difficulties and a subsequent deterioration in the liquidity and cash flow of these borrowers. A significant rise in the delinquency ratios among these borrowers would lead to increased charge-offs and higher provisioning and reduced interest and fee income, which would have a material adverse effect on our business, financial condition and results of operations.

A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31,

2014, the secured portion of Shinhan Bank’s loans amounted to ~~W~~88,899 billion, or 55.6% of its total loans. There is no assurance that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 40% to 70% of the appraised value of the collateral and to periodically re-appraise such collateral. However, in light of the sustained downturn in the real estate market in Korea, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take seven months to one year from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. There can be no assurance that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated largely in the construction of residential complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. As of December 31, 2014, the total outstanding amount of Shinhan Bank’s real estate project financing-related exposure was approximately ~~W~~1.1 trillion, which represents a significant decrease over the years as Shinhan Bank has actively reduced new exposures in this area in light of the sustained downturn in the Korean real estate market. However, if defaults were to significantly increase under our existing loans to real estate development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, such development may adversely affect our business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of Shinhan Bank’s 20 largest corporate exposures as of December 31, 2014, nine were companies that are or were members of the main debtor groups as identified by the Governor of the Financial Supervisory Service, which are largely comprised of chaebols. As of such date, the total amount of Shinhan Bank’s exposures to the main debtor groups was ~~W~~31,225 billion, or 12.8%, of its total exposure. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group (mostly comprised of chaebols) amounted to ~~W~~4,375 billion, or 1.8%, of its total exposures. Largely due to the continued stagnation in the shipbuilding and construction industries, current and former member companies of the STX Group, one of the leading conglomerates in Korea, entered into voluntary arrangements with their creditors (including Shinhan Bank) to improve their credit situation, and in October 2013, Keangnam Enterprises Co., Ltd., a construction company in Korea, entered into workout proceedings. In October 2014, Dongbu Steel also entered into a voluntary arrangement with its creditors led by Korea Development Bank, but our exposure to this company remains limited. Partly as a result of our active past efforts to reduce exposure to the shipbuilding and construction sectors, we currently have limited exposure to the aforementioned troubled companies. However, if the credit quality of our exposures to these and other large corporations, including those in the main debtor groups, declines, we may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy. We cannot assure you that the allowances we have established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

As of December 31, 2014, 10 main debtor groups to which Shinhan Bank has credit exposure remained subject to restructuring programs or were otherwise making significant efforts to improve their financial conditions, such as by obtaining intragroup loans and entering into agreements to further improve their capital structures. There is no assurance that there will not be future restructuring with Shinhan Bank’s major corporate customers or that such restructuring will not result in significant losses to Shinhan Bank with less than full recovery. In addition, bankruptcies or financial difficulties of large corporations, including chaebol groups, may have the adverse ripple effect of triggering delinquencies and impairment of our loans to small- and medium-sized enterprises that supply parts or labor to such corporations. If we experience future losses from our exposures to large corporations, including chaebol groups, it may have a material adverse impact on our business, financial condition and results of operations. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to Main Debtor Groups.”

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2014, we had aggregate guarantees and acceptances of ~~W~~15,110 billion, for which we provided allowances for losses of ~~W~~107 billion. Such guarantees and acceptances include refund guarantees provided by us to shipbuilding companies, which involve guaranteeing a refund payment of the initial cash payment (typically 25% of the contract amount for ship orders) received by shipbuilders from buyers in the event that such shipbuilders are unable to deliver ships in time or otherwise default under shipbuilding contracts. Small- and medium-sized shipbuilding companies continue to face financial difficulties due to the sluggishness of the global economy and the resulting slowdown in shipbuilding orders, which has increased the risk that they may default on their shipbuilding contracts and we may have to make payments under the refund guarantees. The refund guarantees provided by us to small- and medium-sized shipbuilding companies amounted to approximately ~~W~~83 billion as of December 31, 2014. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities, or the losses we incur on the relevant guarantees and acceptances may be larger than the outstanding principal amount of the underlying loans.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

As of December 31, 2012, 2013 and 2014, Shinhan Card’s interest-earning credit card assets amounted to ~~W~~20,027 billion, ~~W~~19,626 billion and ~~W~~20,550 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Increasing consumer and corporate spending and borrowing on our card products and growth in card lending balances depend in part on Shinhan Card’s ability to develop and issue new or enhanced card and prepaid products and increase revenue from such products and services, as well as the level of discretionary income among our cardholders, which is largely affected by macroeconomic factors beyond our control. In addition, credit card companies in Korea, including Shinhan Card, may not be able to enjoy any rapid growth in revenue over the long term due to the maturing nature of the credit card industry, in part due to oversaturation of credit card service providers. Shinhan Card’s future earnings and profitability also depend on its ability to attract new cardholders, reduce cardholder attrition, increase merchant coverage and capture a greater share of customers’ total credit card spending in Korea and overseas. Shinhan Card may not be able to manage and expand cardholder benefits in a cost-effective manner or contain the growth of marketing, promotion and reward expenses to a commercially reasonable level. If Shinhan Card is not successful in increasing customer spending, maintaining or expanding its market position and asset growth, or containing costs or cardholder benefits, its financial condition, results of operations and cash flow could be negatively affected.

In addition, Government regulations aimed at protecting small- and medium-sized enterprises, such as the reduction of fees chargeable to small- and medium-sized merchants, may have a material adverse effect on our revenues from Shinhan Card. In January 2012, the Government expanded the definition of a small- and medium-sized merchant to include those with annual sales of up to ~~W~~200 million and effective September 2012, lowered fees chargeable to such merchants from 1.8% to 1.5% with respect to credit cards. In 2013, the Government also implemented measures regulating marketing costs in order to control excessive marketing campaigns and curtail undue marketing expenses, which had the effect of impeding revenue growth for credit card companies, but also reduced or slowed the growth in their marketing expenses. In addition, effective December 2013, the Government introduced guidelines to curb the interest rates that credit card companies, including Shinhan Card, may charge on card loans and cash advances. Furthermore, the Government also provides tax incentives, among others, for the use of check cards (where the amounts paid with check cards are instantly debited from the customer’s bank accounts) to encourage the use of check cards in lieu of credit cards in an attempt to preempt a potential rise in delinquency among credit card users, and if check cards are widely used in lieu of credit cards, this would reduce interest income from credit cards, which generally have a longer repayment period than that of check cards, and may have an adverse impact on Shinhan Card’s revenues and results of operations.

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

Other Risks Relating to Us as the Holding Company

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

In the course of our operations, we must manage a number of risks, such as credit risks, market risks and operational risks. Although we devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management practices may not be fully effective at all times in eliminating or mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated. For example, from time to time, a limited number of our and our subsidiaries’ personnel have engaged in embezzlement of substantial amounts for an extended period of time before such activities were detected by our risk management systems. In response to these incidents, we have strengthened our internal control procedures by, among others, implementing a real-time monitoring system, but there is no assurance that such measures will be sufficient to prevent similar employee misconducts in the future. Management of credit, market and operational risk requires, among others, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure you that these policies and procedures will prove to be fully effective at all times against all the risks we face.

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

Shinhan Bank, like many other commercial banks in Korea, is currently subject to litigation in relation to investment products known as “KIKOs”. KIKOs, which stands for “knock-in knock-out,” are foreign currency derivative products under the terms of which the seller is obligated to pay the buyer a certain amount if the Korean Won appreciates beyond a certain level and the buyer is obligated to pay the seller a certain amount if the Korean Won appreciates beyond a certain level. Intended as a hedging instrument, these products were sold to mostly small businesses primarily prior to the onset of the global financial crisis in 2008, but when the Korean Won significantly and suddenly depreciated during the global financial crisis, the investors became obligated to pay a substantial sum to the banks, including Shinhan Bank. Subsequently, the investors brought suit to nullify the contracts on grounds of imperfect sale alleging failure on the part of the selling banks to fully disclose the associated risk. As of December 31, 2014, the courts had conclusively found in our favor in 45 of 54 KIKO-related cases and at least partially against us in the remaining nine cases. As of December 31, 2014, seven KIKO-related cases were in proceeding for which the aggregate amount of claims in dispute was ~~W~~46.6 billion and we set aside ~~W~~6.1 billion as allowance in respect of such claims. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings” for more information on the legal and regulatory proceedings currently pending against us. While it is difficult to predict the outcome of each lawsuit against us, as it will ultimately depend on the specific facts and circumstances underlying such lawsuit, if the courts rule against us, the lawsuits may have a material adverse effect on our business, financial condition and results of operations.

While we plan to rigorously defend our positions in the foregoing lawsuits, it is difficult to predict the final outcome of litigation. The total amount in dispute may increase during the course of litigation and other lawsuits may be brought against us based on similar allegations. Accordingly, these lawsuits, especially if the courts finally rule against us, may have a material adverse effect on our business, financial condition and results of operations. In addition, while in response to the past or current claims or in order to prevent future legal claims we have implemented extensive employee training and other operational procedures to provide adequate disclosure, prevent unfair inducement and otherwise comply with all relevant laws and regulations, we cannot assure you that, despite due training and other preventive measures, all of our employees in charge of such sales have not breached disclosure requirements, engaged in unfair inducement or committed similar acts or will not do the same in the future and, as a result, we may face additional claims or litigation in the future, which may have a material adverse effect on our business, reputation, financial condition and results of operations.

We may experience disruptions, delays and other difficulties relating to our information technology systems.

We rely on our information technology systems to seamlessly provide our wide-ranging financial services as well as for our daily operations, including billing, online and offline financial transactions settlement and record keeping. We continually upgrade, and make substantial expenditures to upgrade, our group-wide information technology system, including in relation to customer data-sharing and other customer relations management systems, particularly in light of the heightened cyber security risks from advances in technology. Despite our best efforts, however, we may experience disruptions, delays, cyber or other security breaches or other difficulties relating to our information technology systems, and may not timely upgrade our systems as currently planned. Any of these developments may have an adverse effect on our business, particularly if our customers perceive us to not be providing the best-in-class cyber security systems and failing to timely and fully rectify any glitches in our information technology systems.

Our activities are subject to cyber security risk.

Our activities have been, and will continue to be, subject to an increasing risk of cyber-attacks, the nature of which is continually evolving. Cyber security risks include unauthorized access, through system-wide “hacking” or other means, to privileged and sensitive customer information, including passwords and account information, and illegal use thereof. The cyber security risk is generally on the rise as a growing number of our customers increasingly rely on our Internet- and mobile phone-based banking services for various types of financial transactions, the public is developing heightened awareness about the importance of keeping their personal data private and the financial regulators are placing greater emphasis on personal data protection by financial service providers. While we vigilantly protect customer data through encryption and other security programs, there is no assurance that such data will not be subject to future security breaches. We have made substantial investments to build and upgrade our systems and defenses to address the growing threats from cyber-attacks which are increasingly becoming sophisticated based on evolving technology.

For example, in December 2013 it was reported that there was a leakage of personal information of approximately 130,000 customers of Standard Chartered Bank and Citibank in Korea, which leakage was attributed to a third party sub-contractor in the case of Standard Chartered Bank, and an employee in the case of Citibank. In addition, in January 2014, it was reported that there was a leakage of personal information of approximately 100 million customers of NH Card, Lotte Card and KB Card in Korea due to illegal access to such information by an employee of a third party credit information company in the course of developing information technology programs for these three credit card companies, following which the regulatory authorities imposed a brief suspension on telemarketing for all financial institutions in the beginning of 2014. In March 2013, we experienced a temporary interruption in providing online financial services due to large-scale cyber-attacks on the security systems of major broadcasting networks and financial institutions in Korea by sources that have yet to be identified. While the interruption of our online financial services lasted approximately 90 minutes, after which our online system resumed without further malfunction, we do not believe such incident resulted in any material loss, loss of customer information or other sensitive data or unauthorized financial transactions. The Financial Supervisory Service conducted an investigation into the incident and found that Shinhan Bank and Jeju Bank had not properly maintained their information technology administrator accounts and vaccine servers. As a result, in December 2013, the Financial Supervisory Service notified Shinhan Bank and Jeju Bank of an institutional caution (which does not give rise to significant sanctions unlike in the case of repeated institutional warnings), in December 2013 against Shinhan Bank and Jeju Bank and imposed disciplinary actions against five of Shinhan Bank’s employees and three of Jeju Bank’s employees. In response to the Financial Supervisory Service’s findings, Shinhan Bank and Jeju Bank adopted additional safety measures, including total segregation between their internal and external networks and enhancements to their security and vaccine programs.

In order to minimize the risk of security breaches related to customer and our other proprietary information, we have taken a series of group-wide preventive measures, such as the adoption and implementation of a best-in-class information security system and reinforcement of internal control measures, and we have not experienced any similar large scale leakage of customer information. We are also fully committed to maintaining the highest standards of cyber security and consumer protection measures and upgrading them continually. We have implemented the ISO 27001-certified security management system for us and all our subsidiaries, and we are currently in the process of obtaining the Information Security Management System certification for us and all our subsidiaries. We believe such certifications represent third-party validations that we are in compliance with best-in-class international standards on matters of information security. Our security management system continuously monitors for signs of potential cyber-attacks or other security breaches, and is designed to provide early warning alerts to enable prompt action on our part. We also provide intensive training to our information technology staff and our other employees on cyber security and other security breaches and have adopted advanced security infrastructure (including through hiring a highly competent team of information security experts) for online financial services such as mandatory website certification and keyboard security functions. In addition, in compliance with applicable regulations we currently carry insurance to cover cyber security breaches up to ~~W~~2 billion in relation to our banking business and up to ~~W~~3 billion in the aggregate and up to ~~W~~1 billion per incident for our securities investment business and have set aside a reserve of ~~W~~1 billion for our credit card business. In addition, in light of the growing use of smartphones and other mobile devices to access financial services, we have implemented security measures (including encryptions and service terminal monitoring) to provide a secure mobile banking service as well as to prevent illegal leakage or sharing of customer data and otherwise enhance customer privacy. We are also keenly aware of the litigation and regulatory sanctions risks that may arise from security breaches and are aggressively reinforcing a groupwide culture that stresses safety and good custodianship as among our highest priorities. Furthermore, we are actively taking steps to implement preventive and other steps recommended or required by the regulatory authorities in relation to actual and potential financial scams. However, major financial institutions in Korea, including us, have fallen victim to cyber security attacks in the past, and given the unpredictable and continually evolving nature of cyber security threats due to advances in technology or other reasons, we cannot assure you that, notwithstanding our best efforts at maintaining the best-in-class cyber security systems, we will not be vulnerable to major cyber security attacks in the future. In addition, there can be no assurance that we will not experience a leakage of customer information or other security breaches in the future as a result of illegal activities by its internal employees, outside consultants or hackers, or otherwise.

If a cyber or other security breach were to happen with respect to us or any of our subsidiaries, it may result in litigation by affected customers or other third parties (including class actions), compensation for any losses suffered by victims of cyber security attacks, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, compliance with the present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of information security systems, any of which may have a material adverse effect on our business, results of operation and financial condition.

Our customers may become victims to “voice phishing” or other financial scams, for which we may be required to make monetary compensation and suffer damage to our business and reputation.

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

Although the financial institutions are often not legally at fault for the damage suffered by victims of voice phishing, the compensation scheme was adopted largely in consideration of social responsibility among financial institutions and that the financial institutions were not required to, and therefore in many instances did not, confirm the personal identity of the card loan or cash advance applicants prior to the adoption of such scheme. On December 8, 2011, Shinhan Card began implementing a mandatory outcall procedure to verify the personal identity of applicants for card loans and cash advances if not requested in person. In January 2012, financial institutions, the Financial Supervisory Service, the police and other related institutions formed a joint committee to prevent voice phishing incidents and implemented preventive measures such as enforcing a 10 minute delay for withdrawal of credit card loans of ~~W~~3 million or more from an automated teller machine.

Partly as a result of these efforts, the claims that Shinhan Card received in 2014 in relation to voice phishing amounted only to an aggregate amount of ~~W~~0.31 billion from 81 customers, for which Shinhan Card reserved as other provisioning ~~W~~0.11 billion to cover its potential liability. Accordingly, we do not believe that the currently outstanding claims in relation to voice phishing will have a material adverse impact on our business, financial condition or results of operations. Additionally, other than voice phishing incidents and the recent cyber security attacks as discussed above, we have not experienced any material security breaches in the past. However, given continual advances in technology and the increasing sophistication of the financial scammers, there is no assurance that we will be able to prevent future financial scams, or that the frequency and scope of financial scams will not rise. If financial scams involving us and our subsidiaries were to continue or to become more prevalent, it may result in compensation for any losses suffered by victims thereof, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, compliance with the present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of our preventive measures, any of which may have a material adverse effect on our business, results of operation and financial condition.

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

In addition, violations of law and regulations could expose us to significant liabilities and sanctions. For example, the Financial Supervisory Service conducts periodic audits on us and, from time to time, we have received institutional warnings from the Financial Supervisory Service. If the Financial Supervisory Service determines as part of such audit or otherwise that our financial condition, including the financial conditions of our operating subsidiaries, is unsound or that we have violated applicable law or regulations, including Financial Services Commission orders, or if we or our operating subsidiaries fail to meet the applicable requisite capital ratio or the capital adequacy ratio, as the case may be, set forth under Korean law, the Financial Services Commission may order, among others, at the level of the holding company or that of the relevant subsidiary, capital increases or reductions, suspension of officers from performing their duties and appointment of custodians, stock cancellations, consolidations, transfers of business, sales of assets, closures of branch offices, mergers with other financial institutions and/or suspensions of a part or all of our business operations. From time to time, our subsidiaries, including Shinhan Bank and Shinhan Card, have been subject to investigations and/or sanctions from the Financial Supervisory Service. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.” Any such investigation and/or sanctions could adversely impact our reputation, business, results of operation and financial condition.

The Korean government may encourage targeted lending to certain sectors in furtherance of policy objectives, and we may take this factor into account.

The Government has encouraged and may in the future encourage targeted lending to certain types of enterprises and individuals in furtherance of government initiatives. The Government, through its regulatory bodies such as the Financial Services Commission, from time to time announces lending policies to encourage Korean banks and financial institutions, including us and our subsidiaries, to lend to particular industries, business groups or customer segments, and, in certain cases, has provided lower cost funding through loans made by the Bank of Korea for further lending to specific customer segments. For example, the Government has taken and is taking various initiatives to support small- and medium-sized enterprises and low-income individuals, who were disproportionately affected by the downturn in the Korean and global economy in the late 2000s and have yet to fully recover.

In addition, the financial regulators have adopted several measures designed to improve certain lending practices of the commercial banks which practices were perceived as having an unduly prohibitive effect on extending loans to small- to medium-sized enterprises. Moreover, as a way of supporting the Government’s initiative to assist promising start-ups and venture companies, in February 2015 the financial regulators announced that they would encourage the banks in Korea to increase lending to technology companies in the small- to medium-sized enterprise segment by an annual target of ~~W~~20 trillion and to enhance technology-related credit review capabilities. Furthermore, in February 2014, the Financial Services Commission announced that it plans to increase fixed interest rate housing loans and installment principal repayment-based housing loans each as a proportion of the housing loans extended by commercial banks (which loans have historically been, for the most part, variable interest rate loans with the entire principal being repaid at maturity, which is usually rolled over on an annual basis). According to this plan, the target proportion for the fixed interest rate, installment principal repayment housing loans was 20% by the end of 2014, 25% by the end of 2015, 30% by the end of 2016 and 40% by the end of 2017. In addition, an expanded tax deduction limit for interest repayment will be granted for loans with maturity of 10 years or more (compared to 15 years or more prior to this plan). According to the assessment by the Financial Services Commission in January 2015 of the restructured housing loans by banks in Korea as of December 31, 2014, fixed interest rate and installment principal repayment-based housing loans accounted for 23.6% and 26.5%, respectively, exceeding target proportions for 2014. The Financial Services Commission announced that it would continue to examine whether banks meet their targets on an annual basis.

Moreover, in furtherance of the policy to expand the proportion of fixed rate housing loans, the Financial Services Commission implemented, from March 24 to March 27, 2015 and also from March 30 to April 3, 2015, a “Relief Debt Conversion” program under which borrowers of eligible housing loans (namely, loans that have been in existence for one year or more since the original loan date, with no delinquency in the past six months, with principal amounts of ~~W~~500 million or less and for houses valued at ~~W~~900 million or less that are on a floating rate basis and/or an interest payment only basis) might convert such loans to new fixed rate loans in respect of which the borrowers would be required to repay the principal and interest in installment for a term of 10, 15, 20 or 30 years without a grace period, provided that the new loans pass the loan-to-value ratio of 70% and the debt-to-income ratio of 60%. The borrowers were allowed to convert the original loans only at the banks that extended such loans. The banks holding the newly converted fixed rate loans are required to sell such loans to Korea Housing Finance Corporation, a government-controlled entity, which will then securitize such loans and issue mortgage-backed securities (backed by such loans) to be purchased by the banks who sold the loans in proportion to the amounts of the loans sold, and the banks will be required to hold such securities for a period of one year, after which the bank can sell or dispose of such securities in the market or otherwise. According to the Financial Supervisory Commission, under this program, approximately 345,000 borrowers converted loans in the aggregate amount of ~~W~~33.9 trillion to fixed rate loans, of which Shinhan Bank accounted for approximately 13.1%. In the event that market interest rates increase from those applicable during this program’s implementation in March and April 2015, we may experience valuation or realization losses on the mortgage-backed securities to be held by Shinhan Bank or, depending on prevailing market conditions, difficulties in selling the mortgage backed securities in the market or otherwise in amounts or at prices commercially reasonable to us. Any of these developments could adversely affect our results of operation and financial condition.

We, on a voluntary basis, may factor the existence of such policies and encouragements into consideration in making loans although the ultimate decision whether to make loans remains with us and is made based on our internal credit approval procedures and risk management systems independently of Government policies. In addition, in tandem with providing additional loans to small- and medium-sized enterprises and low-income individuals, Shinhan Bank takes active steps to mitigate the potential adverse impacts from making bad loans to enterprises or individuals with high risk profiles as a result of such arrangements, such as by strengthening its loan review and post-lending monitoring processes. However, we cannot assure you that future government-led initiatives, including those undertaken in order to spur the overall economy, encourage the growth of targeted industries and/or provide relief to certain segments of the economy in distress (such as small- to medium-sized enterprises in general or in certain industry sectors and low-income households and individuals who, on average, have weaker credit profiles), and our actions in relation to such government initiatives will not result in lending decisions that are riskier and less commercially desirable, which might in turn result in enhanced difficulties for us in terms of risk management, deterioration of our asset quality and reduced earnings, compared to what would have been in the absence of such initiatives. Such developments may have an adverse effect on our business, financial condition and results of operation.

The Korean government may also encourage us to make investments in certain institutions in furtherance of policy objectives, and we may not recoup our investments therein in a timely or otherwise commercially reasonable manner.

In addition to targeted lending, the Government may from time to time encourage or request the financial institutions in Korea, including us and our subsidiaries, to make investments in or provide other forms of financial support to certain institutions in furtherance of the Government’s policy objectives. In response thereto, we have made and will continue to make the ultimate decision on whether, how and to what extent we will comply with such encouragements or requests based on our internal risk assessment and in accordance with our risk management systems and policies. At the same time, as a leading member of the financial service industry in Korea and as a responsible corporate citizen we will also fully give due consideration to such encouragements or requests from the Government, especially in relation to the long-term benefit arising from furthering the policy objective of maintaining a sound financial system, even if complying with such requests may involve additional short-term costs and risks to a limited extent.

For example, in order to reduce non-performing assets from mostly real-estate project financings primarily affecting mostly lower-tier commercial banks and savings banks, in June 2011, the Government established the United PF 1st Recovery Private Equity Fund (the “Fund”), a joint-stock private equity fund sponsored by United Asset Management Company Ltd. (“UAMCO”), a government-invested enterprise and the largest purchaser in Korea of non-performing financial assets generally, and eight major policy and commercial banks. While Shinhan Bank holds a 10.65% equity interest in the Fund, Shinhan Bank, like the other seven banks, is a limited partner and does not have any involvement in the management or day-to-day operations of the Fund. Such management and operational activities are handled by UAMCO, a general partner designated as the managing partner under the Fund’s articles of organization. UAMCO is a limited liability company whose shareholders are the six banks that have made capital contributions to the Fund (namely, Shinhan Bank, Kookmin Bank, Hana Bank, Nonghyup Bank, Industrial Bank of Korea and Woori Bank) acts within the scope of delegated authorities as expressly set out in the Fund’s articles of incorporation, namely in relation to asset and liabilities management, investment decisions and distributions of the Fund’s assets, among others. Under the Fund’s articles of organization, the activities of the general partner are subject to supervision by an advisory committee consisting of representatives of each of the limited partners (which may not be a general partner), and the advisory committee may express a non-binding view on the activities of the managing partner. If the managing partner breaches law or material articles of the Fund’s articles of incorporation, the advisory committee, with the consent from members representing two-thirds or more of the equity interests in the Fund, may suspend such managing partner’s activities relating to the operation and management of the Fund.

The Fund is funded with capital contributions and loans from the aforesaid sponsors in the aggregate amount of ~~W~~1,828 billion (consisting of ~~W~~1,400 billion in capital contributions and ~~W~~428 billion in loans) as of December 31, 2014, of which Shinhan Bank is obligated to make capital contributions up to ~~W~~149 billion (representing a 10.65% equity interest in the Fund in the form of common shares) and loans of ~~W~~19.4 billion (representing 4.5% of the total loans made by the sponsors) as of December 31, 2014. While Shinhan Bank, together with other sponsors, may be requested to make, on a prorated basis based on their relative shareholdings, additional capital contributions and loans upon further purchase by the Fund of non-performing assets from project financings, Shinhan Bank had made capital contributions in the aggregate amount of ~~W~~118.7 billion and fulfilled its capital contribution obligations as of December 31, 2014. The capital contributions made by Shinhan Bank to-date have not been subject to impairment since the underlying assets of the Fund, which primarily consist of impaired loans, are purchased at fair value, and profits have subsequently been realized thereon either in the form of recovery from enhanced collection measures or capital gains upon resale thereof. Shinhan Bank currently does not plan to make additional capital contributions. The terms of the loans, including the interest rate and redemption provisions, are subject to further negotiation among the sponsors.

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

Since the establishment of the Fund in June 2011 and up to December 31, 2014, Shinhan Bank had sold non-performing project financing assets in the aggregate amount of ~~W~~179.1 billion to the Fund and recognized from such sales an aggregate loss of ~~W~~56.2 billion before applying allowance for loan losses allocated to such assets and an aggregate profit of ~~W~~7.7 billion after applying allowance for loan losses allocated to such assets. Subject to market conditions, Shinhan Bank may sell additional non-performing project financing assets to the Fund and use all or part of the proceeds for its future capital contribution or loan requirements. However, given the generally poor asset quality of its non-performing project financing assets, there is no assurance that Shinhan Bank will be able to sell such assets held by it on commercially reasonable terms or that the Fund will be able to attain its objective of selling the purchased project financing assets at a profit, in which case Shinhan Bank may not be able to recoup its investment in, or be repaid the loans to, the Fund fully or at all. There is no assurance that in furtherance of similar or other policy objectives, the Government may not request or otherwise encourage financial institutions in Korea, including us and our subsidiaries, to provide similar or other investments or provide other financial support for which we are not duly compensated or otherwise take up additional risk that we would not normally have undertaken, which may have an adverse effect on our business, results of operation and financial condition.

The level and scope of government oversight of our retail lending business, particularly regarding mortgage and home equity loans, may change depending on the economic or political climate.

Real estate comprises the most significant asset for a substantial number of households in Korea, and the movements of the housing price have generally had a significant impact on the direction of domestic economy. Accordingly, regulating housing prices, either in terms of attempting to stem actual or anticipated excessive speculation during times of a suspected housing price bubble and spur the pricing and/or volume of real estate transactions during times of a depressed real estate market by way of tax subsidy, guidelines to lending institutions or otherwise, has been a key policy initiative for the Korean government.

For example, during the early to mid-2000s, the Government adopted several regulatory measures, including in relation to retail banking, to stem a rise in speculation in real estate investments generally and in select areas. Some of the measures undertaken in the past include requiring financial institutions to impose stricter debt-to-income ratio and loan-to-value ratio requirements for mortgage loans for real property located in areas deemed to have engaged in a high level of speculation, raising property tax on real estate transactions for owners of multiple residential units, adopting a ceiling on the sale price of newly constructed housing units and recommending that commercial banks restrain from making further mortgage and home equity lending, among others. More recently, amid a prolonged slump in the housing market in Korea, in April 2013, the Government announced the Real Estate Comprehensive Countermeasure, which provides for, among other things, (i) reduced capital gains tax and (ii) exemption of acquisition tax for first-time homebuyers. In addition, in November 2013, the Government announced a permanent reduction in acquisition tax, with retrospective application from August 2013. Prior to such reduction, acquisition tax was assessed on a differentiated scale based on whether the homebuyer was purchasing a primary home or a secondary home, with the former being assessed an acquisition tax of 2% for the purchase of homes under ~~W~~900 million and 4% for homes exceeding ~~W~~900 million, and the latter being assessed an acquisition tax of 4% regardless of the price of the home. Under the new regulatory structure, the differentiated tax scale for primary homes and secondary homes is eliminated, and all homebuyers are assessed an acquisition tax of 1% for the purchase of homes under ~~W~~600 million, 2% for homes exceeding ~~W~~600 million but less than ~~W~~900 million and 3% for homes exceeding ~~W~~900 million. In addition, in July 2014 the Government imposed a maximum loan-to-value ratio of 70% in the case of housing loans for all financial institutions (compared to different loan-to-value ratios applied previously, depending on the location of the property and the type of the lender) and a maximum debt-to-income ratio of 60% for all financial institutions in respect of residential properties in the greater Seoul metropolitan area. Furthermore, in December 2014 the National Assembly also passed several bills that are designed to stimulate the real estate market.

While any Government measure that is designed to stimulate the real estate sector may result in growth of, and improved profitability for, our retail lending business (particularly with respect to mortgage and home equity loans) at least for the short term, such measure could also result in unintended consequences, including potentially excessive speculation resulting in a “bubble” for the Korean real estate market and a subsequent market crash. Conversely, if the Government were to change the direction of its stimulative measures (for example, in order to preemptively curtail an actual or anticipated bubble in the real estate market), such change in policy may result in a contraction of the real estate market, a decline in real estate prices and consequently, a reduction in the growth of, and profitability for, our retail and/or other lending businesses, as well as otherwise have an adverse effect on our business, financial condition and results of operations or profitability. See “— Risks Relating to Our Banking Business — A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.”

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

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operations and financial condition are substantially dependent on developments relating to the Korean economy. As Korea’s economy is highly dependent on the health and direction of the global economy, and investor’s reactions to developments in one country can have adverse effects on the securities price of companies in other countries, we are also subject to the fluctuations of the global economy and financial markets. Factors that determine economic and business cycles in the Korean or global economy are for the most part beyond our control and inherently uncertain. In addition to discussions of recent developments regarding the global economic and market uncertainties and the risks relating to us as provided elsewhere in this section, factors that could hurt Korea’s economy in the future include, among others:

•	fiscal difficulties political turbulence and increased sovereign default risks in select countries in Europe and the resulting adverse effects on the global financial markets;

•	adverse change or increased volatility in macroeconomic indicators, including interest rates, inflation level, foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of U.S. Dollar, Euro or Japanese Yen or revaluation of the Renminbi), stock market indices and inflows and outflows of foreign capital;

•	adverse developments in the economies of countries and regions that are Korea’s important export markets (such as the United States, China and Japan) and deterioration in economic or diplomatic relations between Korea and its major trading partners or allies, including as a result of trading or territorial disputes or disagreements in foreign policy;

•	continued sluggishness in the Korean real estate market;

•	a continuing rise in the level of household debt and an increase in delinquency and credit default by retail or small- and medium-sized enterprise borrowers;

•	a rise in unemployment or stagnation of real wages;

•	an increase in social expenditures to support an aging population or decreases in productivity due to shifting demographics;

•	social and labor unrest;

•	a decline in consumer confidence and a slowdown in consumer spending and corporate investments;

•	a widening fiscal deficit from a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus, unemployment compensation and other economic and social programs;

•	political gridlock within the government or in the legislature, which prevents or disrupts timely and effective policy making;

•	laws, regulations or other government actions (financial, economic or otherwise) that fail to achieve desired policy objectives, produce adverse unintended consequences or otherwise constrain or distort sound economic activities;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues, including in respect of certain chaebols; and

•	any other developments that has a material adverse effect on the global or Korean economy, such geopolitical tensions (such as in the Crimea peninsula, certain former republics of the Soviet Union, the Middle East and the Korean peninsula), an act of war, a terrorist act, a breakout of an epidemic or natural or man-made disasters (such as the sinking of the Sewol ferry in April 2014, which significantly dampened consumer sentiment in Korea for months).

Any future deterioration of the Korean economy could have an adverse effect on our business, financial condition and results of operations.

Tensions with North Korea could have an adverse effect on us, the price of our common shares and our American depositary shares.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there continues to be uncertainty regarding the long-term stability of North Korea’s political leadership since the succession of Kim Jong-un to power following the death of his father in December 2011, which has raised concerns with respect to the political and economic future of the region.

In addition, there continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Some examples from recent years include the following:

•	In December 2014, North Korea allegedly hacked into Sony’s network to prevent the airing of the movie “The Interview” which unfavorably portrays the North Korean leader, which has prompted the United States to consider implementing additional economic sanctions against North Korea.

•	In March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests.

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2013.

•	In December 2012, North Korea launched a satellite into orbit using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology.

North Korea’s economy also faces severe challenges, including severe inflation and food shortages, which may further aggravate social and political tensions within North Korea. In addition, reunification of Korea and North Korea may suddenly occur in the future, which would entail significant economic commitment and expenditure by Korea that may outweigh any resulting economic benefits of reunification. Any further increase in tension or uncertainty relating to the military, political or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, occurrence of military hostilities, heightened concerns about the stability of North Korea’s political leadership or its actual collapse, a leadership crisis, a breakdown of high-level contacts or accelerated reunification could have a material adverse effect on our business, financial condition and results of operations, as well as the price of our common shares and our American depositary shares.

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

Holders of our ADSs will not be able to exercise dissent and appraisal rights unless they have withdrawn the underlying shares of our common stock and become our direct stockholders.

Under Korean law, in some limited circumstances, including the transfer of the whole or any significant part of our business and the merger or consolidation of us with another company, dissenting stockholders have the right to require us to purchase their shares under Korean law. However, under our deposit agreement, holders of our American depositary shares do not have, and may not instruct the depositary as to the exercise of, any dissenter’s rights provided to the holders of our common shares under Korean law. Therefore, if holders of our American depositary shares wish to exercise dissenting rights, they must withdraw the underlying common stock from the American depositary shares facility (and incur charges relating to that withdrawal) and become our direct stockholders prior to the record date of the stockholders’ meeting at which the relevant transaction is to be approved, in order to exercise dissent and appraisal rights.

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

The Korean government has the potential ability to exert substantial influence over many aspects of the private sector business community, and in the past has exerted that influence from time to time. For example, the Government has promoted mergers to reduce what it considers excess capacity in a particular industry and has also encouraged private companies to publicly offer their securities. Similar actions in the future could have the effect of depressing or boosting the Korean securities market, whether or not intended to do so. Accordingly, actions by the government, or the perception that such actions are taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Korean companies in the future, which may affect the market price and liquidity of our common stock and ADSs.

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

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a PFIC for 2014, and we do not expect to be a PFIC in 2015 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2015 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

Introduction

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the largest financial services provider in Korea as measured by total assets as of December 31, 2014 and operate the third largest banking business (as measured by consolidated total assets as of December 31, 2014) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2014) in Korea.

We have experienced substantial growth through several mergers and acquisitions. Most notably, our acquisition of Chohung Bank in 2003 has enabled us to have the third largest banking operations in Korea. In addition, our acquisition in March 2007 of LG Card, the then largest credit card company in Korea, has enabled to have the largest credit card operations in Korea and significantly expand our non-banking business capacity so as to achieve a balanced business portfolio.

We currently have 13 direct subsidiaries and 18 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 29 million active customers, which we believe is the largest customer base in Korea, through approximately 23,555 employees at approximately 1,372 network branches group-wide. While substantially all of our revenues have been historically derived from Korea, we aim to serve the needs of our customers through a global network of 76 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Hong Kong, Vietnam, Cambodia, Kazakhstan, Singapore, Mexico, Uzbekistan, Myanmar and Poland.

Our registered office and corporate headquarters are located at 20, Sejong-daero 9-gil, Jung-gu, Seoul 100-724, Korea and our telephone number is +822 6360 3000.

Our Strategy

Since our inception in 2001, we have pursued the following objectives as the core of our long-term strategy: (i) balanced growth in our banking and non-banking businesses, (ii) continued creation of value by identifying new business opportunities and gaining a competitive edge through differentiating our business model from that of our competitors, and (iii) becoming the market leader in Korea and a world-class financial holding company through enhancement of our management systems and core competencies.

Following the global financial crisis that began in the second half of 2008, a new set of challenges for financial service providers such as us and our subsidiaries has emerged in the form of a “new normal” in the business environment with the following general features: (i) stricter financial regulations and regulatory scrutiny with a focus on heightened risk management, (ii) less tolerance for unbalanced risk in financial products, (iii) demand for higher levels of capital adequacy and reduced debt levels, (iv) greater market acceptability of a business model that emphasizes stable and conservative growth even at the expense of higher return, and (v) rising political and social skepticism of unfettered capitalism and stronger demand for enhanced social responsibility and accountability of financial institutions. In addition, advances in mobile and other technologies are renewing challenges for financial service providers to continually reexamine their existing business models. Combined, these developments require that we continue to seek opportunities to foster customer trust, enhance our social capital and quickly adapt ourselves to the constant changes in our business environment.

Accordingly, in recognition of these trends in our business environment, we have strived to, and will continue to strive to, re-make ourselves with an overarching focus of putting our customers first, namely by constantly seeking ways to make our interactions with customers more user-friendly and customer-oriented, as well as further strengthening risk management, efficiently using our resources and selectively identifying new growth opportunities.

Our mid- to long-term strategic target is to become Korea’s number one financial brand by the end of 2015 through emphasis on creation of value to our customers and fostering “good” growth. We believe that establishing ourselves firmly as the market leader in Korea is critical to realizing our ultimate objective of becoming a world-class financial institution, and our strategic priorities reflect our continual commitment to sustainable growth, stable profitability and best-class core competencies.

Recently, we have also added to our groupwide mission the concept of “Compassionate Finance, Your Companion for the Future.” This notion leverages on our strategic theme that we can “make a better world through the power of finance.” To elaborate, by “the power of finance,” we mean that we can enable our customers to achieve their desired financial objectives through differentiated financial products and services (including asset management) using innovative techniques and planning that reflect or anticipate the changes in customer preferences and market and regulatory environments. In addition, by “making a better world”, we mean that we as a financial service provider aim to add value to the customer, which in turn will create a virtuous cycle whereby our franchise value also increases in tandem with the added value to the customer, which will over the long term benefit the society we live in on a global basis. Thus, we believe ‘compassionate finance’, ‘innovating financing’ and “a virtuous cycle of mutual benefit” are all interconnected themes that form the overarching backbone to our overall strategy.

More specifically, our key strategic priorities currently include the following:

•	Solidify our market position as the “local best” in our core businesses. Currently, our two core businesses of banking and credit cards rank as number one in their respective industries (banking in terms of profitability and credit cards in terms of market share and the number of customers). We seek to solidify our brand and market position in these fields as the indisputable local best in both quantitative and qualitative terms by offering our customers quality service that clearly differentiates us from our competitors. To this end, in our banking business, we will seek to offer a variety of products and services tailored to each customer segment, enhance service capabilities that do not require customers’ physical presence in our branch offices and increase its distribution network outside the Seoul metropolitan area. As for our credit card business, we seek to further solidify our market leadership position and generate further revenue growth by offering new differentiated services and exploring opportunities in the emerging arena of strategic convergence between financial services providers and telecommunication service providers as well as other potential business opportunities on a selective basis, as well as further improve our cost structure. In addition, we seek to establish firm industry leadership for our leasing business through differentiated services in order to further contribute to our goal of sustainable growth.

•	Strengthen fee-earnings businesses. While we will continue to focus on our core, interest income generating business of banking and credit card services, in order to attain a more balanced overall business portfolio as well as in anticipation of a potential rise in interest rates and cost of capital, we plan to strengthen our businesses that generate non-interest fee income, such as asset management, insurance and securities. To this end, we are currently re-evaluating the business models for our key business segments with the goal of strengthening our competitiveness in areas of core competencies that will ensure our long-term viability and profitability. More specifically, our asset management business will focus on building the Shinhan brand through continued customer-oriented product development, our securities business will support our asset management business through developing and distributing new investment products and enhancing marketing channels, and our insurance business will seek to join the top tier in the industry through organic growth and selectively leveraging other business opportunities.

•	Enhance synergy through shared focus on the customer. We plan to renew our commitment to our founding principle of emphasizing customer-oriented service by streamlining our business lines to provide a comprehensive financial services package tailored to each customer’s lifestyle and financial needs, as well as enhancing customer access to our diverse product offerings through a more customer-friendly one portal financial service platform. To that end, we are identifying precedents that can serve as useful guidelines for successful intra-group synergy generation and are building clear and comprehensive joint marketing models that can provide specific guidance for differentiated synergy output for our entire group.

•	Gain competitiveness in strategic growth areas. In light of the increasing maturation of the domestic financial services sector, we intend to seek new business opportunities at the group level by sharing group-wide management resources to identify and develop potential strategic growth areas. In particular, we plan to enhance the competitiveness of our investment banking business so as to be on par with our group-wide market leadership by redefining its business model and selectively entering into international markets, with an initial focus on Asia. In addition, we will explore selectively entering into strategic alliances with telecommunications service providers and retail grocery and department store chains to take advantage of new business opportunities generated by technological developments and the growing prominence of retail chains in the distribution of financial services.

In order to effectively achieve the foregoing strategic objectives, we plan to continue to enhance our business fundamentals in the following areas:

•	systematic build-up of “future-oriented compassionate finance” through (i) group-wide adoption and implementation of various operating systems and infrastructure designed to enhance customer value in our marketing and other business generation efforts, (ii) continued development of products and services specifically tailored to promote the theme of compassionate finance, (iii) strengthening support for low-income households and small businesses, and (iv) embedding compassionate finance into the group-wide culture through continuous internal education and outside consulting, including through promotional campaigns for successful cases of compassionate finance;

•	expanded offering of differentiated financial services, particularly in the area of retirement and other financial planning, in light of the fast-aging demographics in Korea on the basis of our existing extensive service platform and the trust we have built up with our customers;

•	strengthening a results-oriented approach for our international expansion efforts, including through a joint introduction of our banking and non-banking services in select regions, localization of product offering and operational processes and enhancing our local marketing competencies;

•	upgrading our distribution channels in order to take a leading role in setting the future direction of the financial services industry, such as by preemptively developing new channels in anticipation of changes arising from new information technology capabilities, ramping up customer access to our services without having to visit our branches in person and integration of our various service offerings in our branches;

•	systemized strategic cost-savings through (i) implementation of a group-wide efficiency management optimization system, (ii) continuous organizational “slimming”, and (iii) realignment of the group-wide business portfolio. The efficiency optimization system will focus on optimizing internal and external operational networks for productivity improvement, streamlining operational processes for low-cost efficiency, rationalizing human resources, and selective reinforcement of core competencies such as information technology systems and top-performing employees. Organizational slimming will include restructuring of low-profitability business units, outsourcing of non-core business areas and simplifying decision-making processes. Realignment of the group-wide business portfolio will involve re-evaluation of the existing business models for our core business units, selective entry into new business areas through joint ventures or strategic alliances and formulation of more profitable and balanced business portfolios;

•	increased investment in employee training and professional development, with a focus on nurturing leaders for the next generation; and

•	balanced risk-return management.

At the subsidiary level, we plan to implement the following strategies with respect to our core business lines:

•	in commercial banking, our primary objective is to strengthen our competitive position and become the leading bank in Korea by enhancing customer satisfaction, locking in the loyalty of our existing banking customers and further enlarging our customer base. To this end, we plan to fully leverage the scale of our banking operation afforded by our extensive branch network, emphasize cross-selling non-banking products at our banking network, offer total financial service packages, bolster our brand image and further upgrade our customer service infrastructure, risk management systems and other operating processes. We also intend to enter, on a selective basis, into promising new businesses by strengthening our investment banking, private banking and other fee-based businesses, making significant inroads into the retirement pension market, and offering differentiated wealth management strategies and portfolios.

•	in credit card business, our primary objective is to further solidify our market leadership as the largest credit card service provider in Korea through differentiated and tailored customer service based on a strategy that emphasizes “soft” and “smart” aspects of enhancing customer loyalty, brand recognition and revenue expansion. We will also emphasize further optimizing our risk management through preemptive risk prevention, creating new synergy opportunities through collaboration with our other Shinhan affiliates and enhanced use of the group-wide customer relationship management system. As a way of identifying and exploring new potential growth areas, we are also exploring various business opportunities associated with technological advancements in providing financial services (commonly referred to as “fin-tech”) and also , on a selective basis, entering into strategic alliances with telecommunications service providers and market-leading department and discount store chains for further expansion of our distribution network.

•	in securities business, our primary objective is to establish a solid platform for providing leading brokerage and financial advisory services in Korea in light of the recent deregulations of the securities industries in Korea. We aim to selectively develop competitive business models and capture promising business opportunities, including wealth management and investment advisory services. Our near-term strategic objective is to promote cross-selling, and in order to achieve this end, we have implemented strategies to enhance our research and preemptive risk management capabilities and maximize our group-wide synergy base.

•	in life insurance business, our primary objective is to enhance our market position as one of the leading insurers in Korea. To that end, we aim to maximize the use of our group-wide distribution channels, particularly in banking and credit card businesses, in order to foster direct interaction with customers. We also aim to train specialists and offer differentiated products targeting the fast-growing senior citizen population in Korea.

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions or formation of joint ventures. Our key acquisitions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation

July 2002	Shinhan Investment Corp.(1)	Securities and investment	Acquisition from the SsangYong Group

August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas

August 2003	Chohung Bank	Commercial banking	Acquisition from creditors

December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders

March 2007	LG Card	Credit card services	Acquisition from creditors

January 2012	Tomato Mutual Savings Bank(3)	Savings bank	Purchase and assumption of assets and liabilities from creditors

January 2013	Yehanbyoul Savings Bank(4)	Savings bank	Acquisition from Korea Deposit Insurance Corporation

Notes:

(1)	Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009.
(2)	In January 2009, SH Asset Management Co., Ltd. and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management Co., Ltd.
(3)	Shinhan Hope Co., Ltd. was established on December 12, 2011, to purchase and assume certain assets and liabilities of Tomato Mutual Savings Bank. On December 28, 2011, Shinhan Hope Co., Ltd. obtained a savings bank license, changed its name to Shinhan Savings Bank and became our direct subsidiary.
(4)	In January 2013, we entered into a share purchase agreement with Korea Deposit Insurance Corporation for the acquisition of Yehanbyoul Savings Bank, a savings bank located in Korea, for ~~W~~45.3 billion, and received regulatory approval to merge Yehanbyoul Savings Bank into our existing subsidiary Shinhan Saving Bank. On April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank being named Shinhan Savings Bank.

ITEM 4.B.	Business Overview

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under IFRS.

Our Principal Activities

We provide comprehensive financial services, principally consisting of the following:

•	commercial banking services, consisting of:

•	retail banking, which primarily focuses on making loans to or receiving deposits from individual customers (including high net-worth individuals and families) and, to a lesser extent, not-for-profit institutions such as hospitals, airports and schools;

•	corporate and investment banking services, which primarily focuses on making loans to or receiving deposits from for-profit corporations, including small- and medium-sized enterprises;

•	international banking, which primarily focuses on management of overseas subsidiaries and branch operations and other international businesses, as well as internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related activities; and

•	other banking, which primarily focuses on administration of banking operations.

•	credit card services;

•	securities brokerage services;

•	life insurance services;

•	asset management services, including brokerage and trading of various securities, related margin lending and deposit and trust services, and other asset management services; and

•	other services, including leasing and equipment financing, regional banking services, savings banking services, loan collection and credit reporting, collective investment administrative services and financial system development services as well as engaging in private equity investments through formation of private equity funds on a private placement basis.

In addition to the above-mentioned business activities, we, at the holding company level, have the “wealth management planning” team and “corporate and investment banking planning” team, whose primary function is to support cross-divisional management with respect to these specific functional areas.

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

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profile. Our deposit products consist principally of the following:

•	Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted approximately 12.3%, 13.7% and 13.6% of our total deposits as of December 31, 2012, 2013 and 2014, respectively. Our demand deposits paid average interest of 0.68%, 0.65% and 0.57% in 2012, 2013 and 2014, respectively.

•	Savings deposits. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Saving deposits constituted approximately 22.0%, 23.5% and 26.5% of our total deposits as of December 31, 2012, 2013 and 2014, respectively, and paid average interest of 1.24%, 0.96% and 0.87% in 2012, 2013 and 2014, respectively.

•	Time deposits. Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the Cost of Funds Index (“COFIX”). If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted approximately 64.9%, 61.8% and 58.8% of our total deposits as of December 31, 2012, 2013 and 2014, respectively, and paid average interest of 3.63%, 3.00% and 2.58% in 2012, 2013 and 2014, respectively.

•	Other deposits. Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to two years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting interest payable on the certificates of deposit. Certificates of deposit constituted approximately 0.8%, 1.0% and 1.1% of our total deposits as of December 31, 2012, 2013 and 2014, respectively. Our certificates of deposit paid average interest of 3.26%, 2.01% and 1.32% in 2012, 2013 and 2014, respectively.

We also offer deposits which provide the customer with preferential rights to housing subscriptions under the Housing Law, and eligibility for mortgage and home equity loans. These products include:

•	Housing subscription time deposits. These deposit products are special purpose time deposits providing the customer with a preferential right to subscribe for new private housing units under the Housing Law and Rules on Housing Supply (the “Housing Law”). This law provides various measures supporting the purchase of housing units and the supply of such housing units by construction companies. If a potential home-buyer subscribes for these deposit products and holds them for a certain period of time set forth in the Housing Law, such deposit customer obtains the right to subscribe for new private housing units on a priority basis. Such preferential rights are neither transferable nor marketable in the open market. These products accrue interest at a fixed rate for one year and at an adjustable rate after one year, which are consistent with other time deposits. Required deposit amounts per account range from ~~W~~2 million to ~~W~~15 million depending on the size and location of the housing unit. These deposit products target high- and middle-income households as customers.

•	Housing subscription installment savings deposits. These deposit products are monthly installment savings products providing the customer with a preferential right to subscribe for new private housing units under the Housing Law. Such preferential rights are neither transferable nor marketable in the open market. These deposits require monthly installments of ~~W~~50,000 to ~~W~~500,000, have maturities between three and five years and accrue interest at fixed rates depending on the term, which rates are consistent with other installment savings deposits. These deposit products target low- and middle-income households as customers. For information on our deposits in Korean Won based on the principal types of deposit products we offer, see “— Description of Assets and Liabilities — Funding — Deposits.”

The rate of interest payable on our deposit products may vary significantly, depending on average funding costs, the rate of return on our interest-earning assets, prevailing market interest rates among financial institutions and other major financial indicators.

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 0.5% per annum) and amounted to ~~W~~6,150 billion, ~~W~~6,680 billion and ~~W~~6,443 billion as of December 31, 2012, 2013 and 2014, respectively.

The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits at commercial banks at rates ranging from 0% to 7%, based generally on maturity and the type of deposit instrument. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity.”

The Depositor Protection Act provides for a deposit insurance system under which the Korea Deposit Insurance Corporation guarantees repayment of eligible bank deposits to depositors up to a total of ~~W~~50 million per depositor per bank. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Deposit Insurance System.”

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. The retail loans, excluding credit card receivables, amounted to ~~W~~84,930 billion as of December 31, 2014.

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

Retail Lending Activities

We offer various retail loan products, consisting principally of loans to individuals and households. Our retail loan products target different segments of the population with features tailored to each segment’s financial profile and other characteristics, including customer’s occupation, age, loan purpose, collateral requirements and the duration of the customer’s relationship with Shinhan Bank. Our retail loans consist principally of the following:

•	Mortgage and home equity loans, which are mostly comprised of mortgage loans that are used to finance home purchases and are generally secured by the housing unit being purchased; and

•	Other retail loans, which are loans made to customers for any purpose other than mortgage and home equity loans and the terms of which vary based primarily upon the characteristics of the borrower and which are either unsecured or secured, or guaranteed by deposits or by a third party.

As of December 31, 2014, our mortgage and home equity loans and other retail loans accounted for 59.64% and 40.36%, respectively, of our retail loans (excluding credit card loans).

For secured loans, including mortgage and home equity loans, our policy is to lend up to 40% to 70% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). The loan-to-value ratio of secured loans is updated on a monthly basis using the most recent appraisal value of the collateral. As of December 31, 2014, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was approximately 52%. As of December 31, 2014, substantially all of our mortgage and home equity loans were secured by residential property.

Under the Regulation on the Supervision of the Banking Business as amended effective August 1, 2014, our banking subsidiaries (i) are subject to a limit on loan-to-value ratio of 70% when extending home mortgage loans; (ii) are required to comply with a limit on debt-to-income ratio of 60% in extending home mortgage loans (amounting to ~~W~~100 million or more) for the purchase of new apartments that are secured by such apartments appraised at a market value of more than ~~W~~600 million if they are located in areas designated as “speculative” or (if in the greater Seoul metropolitan area) “excessively speculative”; (iii) are required to apply greater flexibility in determining the debt-to-income ratio by considering the expected earnings potential; (iv) are prohibited from accepting apartments located in areas of intense speculation as collateral from borrowers who have already obtained home mortgage loans; (v) in the case of borrowers with two or more loans secured by apartments in areas of intense speculation, are required to limit the extension of the maturity of such loans so that the number of loans secured by apartments in areas of intense speculation held by such borrowers is reduced to one such loan; (v) are prohibited from extending home equity loans to minors; and (vi) are prohibited from accepting apartments located in areas of intense speculation as collateral for company loans with the purpose of acquiring such apartments, except for unavoidable cases.

In addition, the supervising authorities in Korea from time to time issue administrative instructions to Korean banks, which have the effect of regulating the access of borrowers to housing loans and, as such, demand for real estate properties. For example, the Financial Supervisory Service issued administrative instructions to financial institutions to (except in limited circumstances) verify the borrower’s ability to repay based on proof of income prior to making a mortgage and home equity loan regardless of the type or value of the collateral or the location of the property, which has had the effect of practically barring the grant of any new mortgage and home equity loans to borrowers without verifiable income.

Our banking subsidiaries extend mortgage and home equity loans in compliance with the applicable regulations and administrative instructions by the relevant supervising authorities.

The following table sets forth a breakdown of our retail loans.

	As of December 31,
	2012		2013		2014
	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home-equity loans	~~W~~	46,130	~~W~~	46,908	~~W~~	50,652
Other retail loans(2)		28,407		30,242		34,278
Percentage of retail loans to total gross loans		36.73%		37.09%		37.94%

Notes:

(1)	Before allowance for loan losses and excludes credit card receivables.
(2)	In Korea, construction companies typically require buyers of new homes (including apartment units) to make installment payments of the purchase price well in advance of the title transfer. Commercial banks, including Shinhan Bank, provide advance loans on an unsecured basis to retail borrowers the use proceeds for which is restricted to financing of home purchases. A significant portion of these loans are guaranteed by third parties, which may include the construction company receiving the installment payments, until construction of the home is completed. Once construction is completed and the titles to the homes are transferred to the borrowers, which may take several years, these loans become secured by the new homes purchased by these borrowers. In recognition of the unsecured nature of such loans, we classify such loans as other retail loans.

The total mortgage and home equity loans amounted to ~~W~~50,652 billion outstanding as of December 31, 2014, and as of such date, consisted of amortizing loans (whose principal is repaid by part of the installment payments thereon) in the amount of ~~W~~40,351 billion and non-amortizing loans in the amount of ~~W~~10,301 billion. In addition, as of December 31, 2014, we also provided lines of credit in the aggregate outstanding amount of ~~W~~515 billion for non-amortizing loans.

Pricing

The interest rates payable on Shinhan Bank’s retail loans are either periodically adjusted floating rates (based on a base rate determined for three-month, six-month or twelve-month periods derived using an internal transfer price system, which reflects the market cost of funding, as adjusted to account for expenses related to lending and the profit margin of the relevant loan products) or fixed rates that reflect the market cost of funding, as adjusted to account for expenses related to lending and the profit margin. Fixed rate loans have maturities of up to 15 years and are offered only on a limited basis and at a premium to floating rate loans. For unsecured loans, which Shinhan Bank provides on a floating or fixed rate basis, interest rates thereon reflect a margin based on, among other things, the borrower’s credit score as determined during its loan approval process. For secured loans, the credit limit is based on the type of collateral, priority with respect to the collateral and the loan-to-value ratio. Shinhan Bank may adjust the pricing of these loans to reflect the borrower’s current and/or expected future contribution to Shinhan Bank’s profitability. The interest rate on Shinhan Bank’s loan products may become adjusted at the time the loan is extended. If a loan is terminated within three years following the date of the loan, the borrower is required to pay an early termination fee, which is calculated generally as 1.5% of the outstanding principal amount of and accrued and unpaid interest on the loan, multiplied by a fraction the numerator of which is the number of the remaining days on the loan until maturity and the denominator of which is the number of days comprising the term of the loan or three years, whichever is greater.

As of December 31, 2014, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 2.13%, 2.17% and 2.18%, respectively. As of December 31, 2014, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of three years, five years and seven years were approximately 3.80%, 3.85% and 4.50%, respectively, and Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 4.74% to 14.00%, depending on the credit scores of its customers.

As of December 31, 2014, 73.11% of Shinhan Bank’s total retail loans were floating rate loans and 26.89% were fixed rate loans. As of the same date, 65.45%, of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and 34.55% were fixed rate loans.

The interest rate charged to customers by our banking subsidiaries is based, in part, on the “cost of funding index”, or COFIX, which is published by the Korean Federation of Banks. COFIX is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of nine major Korean banks (comprised of Kookmin Bank, Shinhan Bank, Woori Bank, Hana Bank, Korea Exchange Bank, Nonghyup Bank, Industrial Bank of Korea, Citibank Korea and Standard Chartered Bank Korea). Each bank then independently determines the interest rate applicable to its respective customers by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. These interest rates are typically adjusted on a monthly basis.

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

As of December 31, 2014, Shinhan Bank operated 25 private banking centers nationwide, including 18 in Seoul, three in the suburbs of Seoul and four in cities located in other regions in Korea. As of December 31, 2014, Shinhan Bank had approximately 6,055 private banking customers, who are typically required to have ~~W~~500 million in deposits with us to qualify for private banking services.

Corporate and Investment Banking Services

Overview

We provide corporate banking services, primarily through Shinhan Bank, to small- and medium-sized enterprises, including enterprises known as SOHO (standing for “small office, home office”), which are small enterprises operated by individuals or households, and, to a lesser extent, to large corporations, including corporations that are affiliated with chaebols. We also lend to government-controlled enterprises.

The following table sets forth the balances and percentage of our total lending attributable to each category of our corporate lending business as of the dates indicated.

	As of December 31,
	2012			2013			2014
	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	~~W~~	51,324	25.29%	~~W~~	55,062	26.47%	~~W~~	59,889	26.75%
Large corporate loans		33,713	16.61		31,412	15.10		33,381	14.91
Others		25,488	12.56		26,698	12.84		27,538	12.30

Total corporate loans	~~W~~	110,525	54.47%	~~W~~	113,172	54.41%	~~W~~	120,808	53.96%

Note:

(1)	Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree.

Shinhan Bank also engages in treasury and securities investment business, which involves, among other things, treasury activities (consisting primarily of internal asset and liability management), securities investment trading and derivatives trading.

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises (the “SME Basic Act”) and the related Presidential Decree, as amended effective from February 3, 2015, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ~~W~~500 billion, (ii) the enterprise must meet the standards prescribed by the Presidential Decree in relation to the average and total annual sales revenues applicable to the type of its main business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. However, if any entity which was a small- and medium-sized enterprise as defined in the SME Basic Act prior to the latest amendment no longer meets such definition following such amendment, such entity will be deemed a small- and medium-sized enterprise for purposes of the SME Basic Act until March 31, 2018. Non-profit enterprises with a number of regular employees not exceeding 300 or revenue of less than ~~W~~30 billion that satisfy certain requirements prescribed in the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree may qualify as a small- and medium-sized enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree are deemed as small- and medium-sized enterprises, effective from April 15. 2014. As of December 31, 2014, we made loans to 220,135 small- and medium-sized enterprises for an aggregate amount ~~W~~59,889 billion.

We believe that Shinhan Bank, whose traditional focus has been on small- and medium-sized enterprises lending, is well-positioned to succeed in the small- and medium-sized enterprises market in light of its marketing capabilities (which we believe have provided Shinhan Bank with significant customer loyalty) and its prudent risk management practices, including conservative credit rating systems for credit approval. To maintain or increase its market share of small- and medium-sized enterprises lending, Shinhan Bank:

•	has accumulated a market-leading expertise and familiarity as to customers and products. We believe Shinhan Bank has an in-depth understanding of the credit risks embedded in this market segment and to develop loan and other products specifically tailored to the needs of this market segment;

•	operates a relationship management system to provide customer service that is tailored to small-and medium-sized enterprises. Shinhan Bank currently has relationship management teams in 190 banking branches, of which two are corporate banking branches and 188 are hybrid banking branches designed to serve both retail customers and, to a limited extent, corporate customers. These relationship management teams market products, and review and approve smaller loans with less credit risks; and

•	continues to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate and Investment Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~33,381 billion as of December 31, 2014. Large corporate customers tend to have better credit profiles than small- and medium-sized enterprises, and accordingly, Shinhan Bank has expanded its focus on these customers as part of its risk management policy.

Shinhan Bank aims to be a one-stop financial solution provider that also partners with its corporate clients in their corporate expansion and growth endeavors. To that end, Shinhan Bank provides a wide range of corporate banking services, including investment banking, including real estate financing, overseas real estate project financing, large development project financing, infrastructure financing, structured financing, equity investments/venture investments, mergers and acquisitions consulting, securitization and derivatives services, including securities and derivative products and foreign exchange trading. Shinhan Bank, through Shinhan Asia Limited, a subsidiary in Hong Kong, also arranges financing for, and offers consulting services to, Korean companies expanding their business overseas, particularly in Asia.

Electronic Corporate Banking

Shinhan Bank offers to corporate customers a web-based total cash management service known as “Shinhan Bizbank.” Shinhan Bizbank supports substantially all types of banking transactions ranging from basic transaction history inquiries and fund transfers to opening letters of credit, trade finance, payment management, collection management, sales settlement service, acquisition settlement service, business-to-business settlement service, sweeping and pooling. In addition, Shinhan Bank provides customers with integrated and advanced access to its financial services through its “InsideBank” program, which combines internet banking, capital management services and enterprise resource planning to better serve corporate customers. The Inside Bank program also seeks to provide customized financial services to meet the comprehensive needs of target corporate customers ranging from conglomerates to small enterprises in various industries, with the goal of enhancing convenience to our corporate customers in accessing our financial services as well as assisting them to strategically manage their funds.

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2014, working capital loans and facilities loans amounted to ~~W~~55,267 billion and ~~W~~32,450 billion, respectively, representing 63.01% and 36.99% of Shinhan Bank’s total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans have a maximum maturity of ten years, are typically repaid in semiannual installments per annum and may be entitled to a grace period not exceeding one-third of the loan term with respect to the first repayment; facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2014, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 57.65% and 10.19%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. Approximately 45.25% of the corporate loans were secured by real estate as of such date.

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

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2014, 64.17% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates as determined by the applicable market rates.

More specifically, interest rates on Shinhan Bank’s corporate loans are generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus credit spread plus risk premium plus or minus discretionary adjustment.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2014, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for a three-month, six-month, one-year, two-year, three-year or five-year period, as applicable, as derived using Shinhan Bank’s market rate system) were 2.13% for three months, 2.17% for six months, 2.18% for one year, 2.23% for two years, 2.31% for three years and 2.49% for five years. As of the same date, Shinhan Bank’s reference rate was 6.75%. The reference rate refers to the base lending rate used by Shinhan Bank and is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

Transaction cost reflects the standardized transaction cost assigned to each loan product and other miscellaneous costs, including contributions to the Credit Guarantee Fund, and education taxes. The Credit Guarantee Fund is a statutorily created entity that provides credit guarantees to loans made by commercial banks and is funded by mandatory contributions from commercial banks in the amount of approximately 0.2% of all loans made by them.

The credit spread is added to the periodic floating rate to reflect the expected loss based on the borrower’s credit rating and the value of any collateral or payment guarantee. In addition, Shinhan Bank adds a risk premium which takes into account the potential of unexpected loss that may exceed the expected loss from the credit rating assigned to a particular borrower.

A discretionary adjustment rate is added or subtracted to reflect the borrower’s current and/or future contribution to Shinhan Bank’s profitability. If additional credit is provided by way of a guarantee, the adjustment rate is subtracted to reflect such change in the credit spread. In addition, depending on the price and other terms set by competing banks for similar borrowers, Shinhan Bank may reduce the interest rate to compete more effectively with other banks.

Treasury

Shinhan Bank’s treasury division provides funds to all of Shinhan Bank’s business operations and ensures the liquidity of its operation. To secure stable long-term funds, Shinhan Bank uses fixed and floating rate notes, debentures, structured financing, and other advanced funding methods. As for overseas funding, Shinhan Bank closely monitors the feasibility of raising funds in currencies other than the U.S. Dollar, such as the Japanese Yen and the Euro. In addition, Shinhan Bank makes call loans and borrows call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies with a minimum transaction amount of ~~W~~100 million and maturities of typically one day.

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

Derivatives Trading

Shinhan Bank provides to its customers, and to a limited extent, trades for its proprietary accounts, a range of derivatives products, which include:

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

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount was ~~W~~136,795 billion, ~~W~~122,842 billion and ~~W~~106,498 billion in 2012, 2013 and 2014, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to enter into derivative contracts to hedge their risk exposure and entering into back-to-back derivatives to hedge Shinhan Bank’s risk exposure that results from such client contracts.

Shinhan Bank also enters into derivative contracts to hedge the interest rate and foreign currency risk exposures that arise from its own assets and liabilities. See “— Description of Assets and Liabilities — Derivatives.”

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

Under the Banking Act, the Financial Investment Services and Capital Markets Act and the Trust Act, assets in trust accounts are required to be segregated from other assets of the trustee bank and are unavailable to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts that are not guaranteed as to principal (or as to both principal and interest) are accounted for and reported separately from the bank accounts. See “— Supervision and Regulation.” Trust accounts are regulated by the Trust Act and the Financial Investment Services and Capital Markets Act, and most national commercial banks offer similar trust account products. Shinhan Bank earns income from trust account management services, which is recorded as net trust management fees.

As of December 31, 2012, 2013 and 2014, Shinhan Bank had total trust assets of ~~W~~29,243 billion, ~~W~~26,342 billion and ~~W~~30,986 billion, respectively, comprised principally of securities investments of ~~W~~5,266 billion, ~~W~~5,195 billion and ~~W~~6,239 billion, respectively; real property investments of ~~W~~9,511 billion, ~~W~~4,723 billion and ~~W~~5,913 billion, respectively; and loans with an aggregate principal amount of ~~W~~560 billion, ~~W~~466 billion and ~~W~~434 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2012, 2013 and 2014, debt securities accounted for 16.3%, 18.3% and 18.9%, respectively, and equity securities constituted 1.7%, 1.4% and 1.3%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2012, 2013 and 2014, approximately 51.9%, 54.5% and 57.9%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ~~W~~15,453 billion, ~~W~~16,830 billion and ~~W~~19,591 billion as of December 31, 2012, 2013 and 2014, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2012, 2013 and 2014, Shinhan Bank’s variable rate trust accounts amounted to ~~W~~12,289 billion, ~~W~~13,531 billion and ~~W~~16,121 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to ~~W~~3,163 billion, ~~W~~3,298 billion and ~~W~~3,469 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts. Shinhan Bank also has an insignificant amount of guaranteed fixed rate trust products (amounting to ~~W~~1.0 billion, ~~W~~1.0 billion and ~~W~~1.0 billion as of December 31, 2012, 2013 and 2014, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return. These products are carry-overs from past offerings, and Shinhan Bank no longer offers guaranteed fixed rate trust products.

Credit Card Services

Products and Services

We currently provide our credit card services principally through our credit card subsidiary, Shinhan Card, and to a limited extent, Jeju Bank.

Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•	credit card services, which involve providing cardholders with credit up to a preset limit to purchase products and services. Repayment for credit card purchases may be made either (i) on a lump-sum basis, namely, in full at the end of a monthly billing cycle or (ii) on a revolving basis subject to a minimum monthly payment which is the lesser of (x) 10% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) ~~W~~50,000. Currently, the outstanding credit card balance subject to the revolving basis payments generally accrues interest at the effective annual rates of approximately 6.34% to 24.94%.

•	cash advances, which enable the cardholders to withdraw cash subject to a preset limit from an ATM machine or a bank branch. Repayments for cash advances may be made either on a lump-sum basis or a revolving basis. Currently, the lump-sum cash advances generally accrue interest at the effective annual rates of approximately 7.84% to 27.44% and the revolving cash advances generally accrue interest at a minimum rate of (x) 5% to 20% of the outstanding balance (depending on the cardholder’s credit) or (y) ~~W~~30,000.

•	installment purchases, which provide customers with an option to purchase products and services from select merchants on an installment basis for which repayments must be made in equal amounts over a fixed term ranging from two months to 24 months. Currently, the outstanding installment purchase balances generally accrue interest at the effective annual rates of approximately 9.5% to 20.9%.

•

card loans, which enable cardholders to receive, up to a preset limit, a loan which are generally unsecured. Repayment of card loans is made generally by (i) repaying principal and interest in equal amounts on an installment basis over a fixed term of two to 36 months, (ii) repaying the principal and interest amounts in full at maturity, or (iii) making interest-only payments during the initial grace period of typically three months and repaying the principal and interest amounts on a monthly installment basis over the remaining period of typically two to 24 months. Currently, the outstanding card loan balances generally accrue interest at the effective annual rates of approximately 7.6% to 25.9%. Delinquent credit card receivables can also be restructured into loans, which we classify as card loans, and these loans generally accrue interest at the effective annual rates of approximately 17.0% to 27.8% over a fixed term whose maximum is 72 months.

Shinhan Card derives revenues from annual membership fees paid by credit cardholders, interest charged on credit card balances, fees and interest charged on cash advances and card loans, interest charged on late and deferred payments and merchant fees paid by retail and service establishments. Merchant fees and interest on cash advances constitute the largest source of revenue.

The annual membership fees for credit cards vary depending on the type of credit card and the benefits offered thereunder. For standard credit cards, Shinhan Card charges an annual membership fee ranging from ~~W~~2,000 to ~~W~~1,000,000 per credit card, depending on the type of the card and the cardholder profile. Annual membership fees for various affinity and co-branded cards vary from ~~W~~2,000 to ~~W~~1,000,000. If Shinhan Card’s customers make cash advances using ATMs of a financial institution other than Shinhan Card, Shinhan Card also charges a usage fee for such cash advances in an amount equivalent to the fees charged by such financial institution for the use of its ATM plus costs to cover Shinhan Card’s related administration expenses.

Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card levies a late charge in lieu of the interest rates applicable prior to default. The late charge rate currently ranges from 23.0% to 29.5% per annum.

Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to the regulatory limit of 2.7% of the purchased amount depending on the merchant used, with the average charge being 1.88% in 2014.

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

Cardholders are required to settle their outstanding balances in accordance with the terms of the credit cards they hold. Cardholders are required to select the monthly settlement date when they open the credit card account and may subsequently change the settlement but no more than once every two months. Settlement dates at or around the end of each month are the most popular since salaries are typically paid at the end of the month.

In addition to credit card services, Shinhan Card also offers check cards, which are similar to debit cards in the United States and many other countries, to retail and corporate customers. A check card can be used at any of the merchants that accept credit cards issued by Shinhan Card and the amount charged to a check card is directly debited from the cardholder’s designated bank account. Check cards have a low risk of default and involve minimal funding costs. Although Shinhan Card does not charge annual membership fees on check cards, merchants are charged fees on the amount purchased using check cards at a rate between 1.00% and 1.85%, depending on the type of business, which is lower than the corresponding fee charged for credit card use.

Credit Card Products

Shinhan Card offers a wide range of credit card products tailored for credit cardholders’ lives and to satisfy their preferences and needs. Credit card products offered by Shinhan Card include:

•	cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prices and cash;

•	platinum cards and other preferred membership cards, which have higher credit limits and provide additional services in return for higher annual membership fees;

•	cards with additional features to preferred customers, such as revolving credit cards, travel services and insurance;

•	cards with fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet;

•	corporate and affinity cards that are issued to employees or members of particular companies or organizations; and

•	mobile phone cards allowing customers to conduct wireless credit card transactions through their mobile phones.

Customers and Merchants

In addition to internal growth through cross-selling, we seek to enhance our market position by selectively targeting new customers with high net worth and solid credit quality through the use of a sophisticated and market-oriented risk management system. We also seek to provide a wide variety of differentiated products and services tailored to our customers’ individualized needs through precision analysis and customer segmentation based on the “big data” we have compiled on our approximately 22 million customers. We have also formed a team dedicated to the “fintech” business by actively pursuing technology developments and strategic alliances with key partners. Shinhan Card screens its credit card applicants and sets individualized credit limits for such applicants according to internal guidelines based on a comprehensive credit scoring system.

The following table sets forth the number of customers of Shinhan Card and the number of merchants at which Shinhan Card can be used for purchases as of the dates indicated.

	As of December 31,
	2012	2013	2014
	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	15,182	13,493	12,578
Personal accounts	15,070	13,385	12,468
Corporate accounts	112	108	110
Active ratio(2)	83.6%	93.7%	97.1%
Number of merchants	2,755	2,392	2,491

Notes:

(1)	Represents the number of cardholders whose card use is not subject to suspension or termination as of the relevant date.
(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers to facilitate purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 1.9% of Shinhan Card’s total operating revenue in 2014. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card historically charged, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Initial financing fees charged in connection with installment finance products for new cars, however, were abolished effective March 2, 2013 pursuant to the Financial Consumer Report (Automobile Financings) issued by the Financial Supervisory Service on January 29, 2013. Shinhan Card has installment financing arrangements with over 10,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

Shinhan Card promptly processes installment financing applications and, based on the extensive credit information it possesses or can access, it is able to offer flexible installment payment terms tailored to individual needs of the customers. Shinhan Card also devotes significant efforts to developing and maintaining its relationships with merchants, which are the most important source of referrals for installment finance customers. Shinhan Card makes prompt payments to merchants for goods purchased by the installment finance customers.

Auto Lease

Shinhan Card currently provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 0.8% of Shinhan Card’s total operating revenue in 2014.

Securities Brokerage Services

Overview

Through Shinhan Investment, we provide a wide range of financial investment services to our diversified customer base including corporations, institutional investors, governments and individuals. Financial investment services offered by Shinhan Investment range from securities brokerage services, investment advice and financial planning services, and investment banking services such as underwriting and M&A advisory services. Subject to market conditions, Shinhan Investment also engages in equity- and stock index-linked derivatives sales and brokerage, proprietary trading and brokerage services for futures involving interest rates, currency and commodities as well as foreign exchange margin trading.

As of December 31, 2014, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 6.42% (consisting of 2.40% in the retail segment, 0.75% in the institutional segment and 3.27% in the international segment) in terms of total brokerage volume, ranking second among securities firms in Korea. As of the same date, according to internal data, Shinhan Investment held the fourth largest annual market share in options brokerage segments and the second largest annual market share in the KOSPI 200 futures of 4.98% and 7.87%, respectively, in terms of total brokerage volume with respect to these products.

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

institutional financial products. These services are currently supported by a team of approximately 80 research analysts that specialize in equity, bonds and derivatives research.

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

With respect to investment banking services, Shinhan Investment concentrates on equity capital markets, debt capital markets, project finance and mergers and acquisitions. To a limited extent, Shinhan Investment also engages in private equity investments through formation of private equity funds by soliciting investors on a private placement basis. To better serve its international customers, Shinhan Investment has established two overseas service centers in Hong Kong and New York.

Life Insurance Services

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides its services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. As of December 31, 2012, 2013 and 2014, Shinhan Life Insurance had total assets of ~~W~~16,943 billion, ~~W~~19,379 billion and ~~W~~21,940 billion and net profits of ~~W~~209 billion, ~~W~~84 billion and ~~W~~81 billion, respectively. In 2015, we expect the life insurance industry to continue to be adversely affected by recent unfavorable changes in applicable regulations, such as the lowering of the cap on deferral of expenses incurred in connection with new insurance contracts, which regulations were implemented in 2013, and to the extent the low interest rate environment persists, we expect Shinhan Life Insurance to experience limited growth, if any, in net profit.

Other Services

Through our other subsidiaries, we also provide asset management, leasing and equipment financing, regional banking, savings banking, loan collection and credit reporting, collective investment administration and financial system development services. Through Shinhan Private Equity (in addition to Shinhan Investment), we are also engaged in private equity investments through formation of private equity funds by soliciting investors on a private placement basis.

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, a joint venture with BNP Paribas Investment Partners, of which we and BNP Paribas Investment Partners hold 65:35 interests, respectively. Shinhan BNP Paribas Asset Management ranked fifth among asset managers in Korea in terms of assets under management as of December 31, 2014, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a joint venture with BNP Paribas Investment Partners, we believe Shinhan BNP Paribas Asset Management derives significantly benefits from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2014, Shinhan BNP Paribas Asset Management had assets under management amounting to approximately ~~W~~35,412 billion. To a limited extent, Shinhan Investment also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”

In 2015, we expect the activity level in the asset management industry, including fund formation activities, to remain similar to 2014 due to uncertainties surrounding the domestic and international economy, with the exception of the discretionary investment market, which is expected to continue to grow due to expanded use of such services by large institutional investors, such as the National Pension Service.

Leasing and Equipment Financing

We provide leasing and equipment financing services to our corporate customers mainly through Shinhan Capital. Shinhan Capital provides customers with leasing, installment financing and new technology financing, equipment leasing, and corporate credit financing. Shinhan Capital’s strength has traditionally been in leasing of ships, printing machines, automobiles and other specialty items, but it also offers other leasing and financing services, such as corporate restructuring services for financially troubled companies, project financing for real estate and infrastructure development, corporate leasing and equipment financing.

Regional Banking

We provide regionally focused commercial banking services, primarily in Jeju Island of Korea, through a majority-owned banking subsidiary, Jeju Bank. Jeju Bank provides retail banking, corporate banking, treasury and trust account management services through a network of 38 branches as of December 31, 2014.

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

Collective Investment Administration Services

We provide integrated collective investment administration services through Shinhan AITAS Co., Ltd. Shinhan AITAS provides general management service, asset management systems, accounting systems and trading systems to asset management companies and institutional investors. The target customers for these collective investment administration services are asset managers, investment advisors and institutional investors, and Shinhan AITAS seeks to provide a comprehensive service package including the computation of the reference value for funds, evaluation of fund performance, provision of trading systems and fund-related legal administrative services.

Private Equity

To a limited extent, through Shinhan Private Equity, we are also engaged in private equity investments through formation of private equity funds. The private equity funds receive funding from investors on a private placement basis, which funds are then invested in equity securities in companies for a variety of reasons, including management control, business turnaround or corporate governance improvements.

Financial System Development Services

We provide financial system development services through Shinhan Data Systems, which offers system integration, system management, IT outsourcing, business process outsourcing and IT consulting services.

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2014.

Distribution Channels in Korea(1)	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Investment	Shinhan Life Insurance	Total
Seoul metropolitan	377	2	8	47	46	480
Kyunggi province	200	—	5	13	31	249
Six major cities:	166	1	7	20	47	241
Incheon	54	—	1	3	17	75
Busan	39	1	2	6	11	59
Kwangju	12	—	1	2	6	21
Taegu	28	—	1	4	5	38
Ulsan	13	—	1	2	2	18
Taejon	20	—	1	3	6	30

Sub-total	743	3	20	80	124	970

Others	158	35	13	15	62	283

Total	901	38	33	95	186	1,253

Note:

(1)	Includes our main office and those of our subsidiaries.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2014, Shinhan Bank’s branch network in Korea comprised of 901 service centers, consisting of our headquarters, 675 retail banking service centers, nine corporate banking service centers primarily designed to serve large corporate customers and 216 hybrid banking branches designed to serve retail as well as small-business corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2014, Shinhan Bank had 33 cash dispensers and 7,434 ATMs. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2014, automated banking machine transactions accounted for a substantial portion and a majority of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

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

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2014.

Business Unit	Location	Year Established or Acquired
Subsidiaries

Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH(1)	Germany	1994
Shinhan Bank America	New York, U.S.A.	2003
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Khmer Bank PLC	Cambodia	2007
Shinhan Bank Kazakhstan Limited	Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(2)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(3)	Ho Chi Minh City, Vietnam	2011

Branches

New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Kancheepuram	India	2014
Pune	India	2014

Representative Offices

Mexico	Mexico City, Mexico	2008
Uzbekistan	Tashkent, Uzbekistan	2009
Myanmar	Yangon, Myanmar	2013
Poland(1)	Wroclaw, Poland	2014

Notes:

(1)	Shinhan Bank Europe GmbH established a representative office in Poland in 2014.
(2)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.
(3)	Prior to the establishment of this subsidiary in 2011, Shinhan Bank had provided banking services in Vietnam through a branch since 1995.

In addition, in April 2015, we obtained the approval from financial regulatory authorities in Indonesia for our acquisition of a 40% equity interest in PT. Bank Metro Express, a small-sized bank in Indonesia. We expect the closing for this transaction will occur in the third quarter of 2015.

Currently, our overseas subsidiaries and branches are primarily engaged in trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets, as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers. In the future, as part of our globalization efforts, we plan to expand our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets in order to enhance our presence and enable a greater flexibility in our service offerings in these markets.

Credit Card Distribution Channels

Shinhan Card primarily uses three distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, and (iii) business partnerships and affiliations with vendors.

The branch network for our credit card operations consisted of 901 branches as of December 31, 2014 of Shinhan Bank and 33 card sales branches of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2014, the number of new cardholders acquired through our banking distribution network accounted for approximately 17.7% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2014, and the number of new cardholders acquired through sales agents accounted for approximately 59.9% of the total number of Shinhan Card’s new cardholders in 2014. As of December 31, 2014, Shinhan Card had 4,098 sales agents, who were independent contractors. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is tied to the transaction volume and the repayment patterns of the customers introduced by them, and we believe this system helps to minimize credit risk and enhance profitability.

As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a number of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers. Shinhan Card plans to continue to leverage its alliances with such vendors to attract new cardholders.

In November 2014, as an initial step to exploring potential opportunities overseas Shinhan Card established its first overseas subsidiary in Kazakhstan, LLP MFO Shinhan Finance, as Kazakhstan was deemed to have relatively low entry barriers to foreign financial institutions, high growth potential for retail operations and the possibility of leveraging Shinhan Bank’s network. LLP MFO Shinhan Finance, a wholly-owned subsidiary of Shinhan Card, is expected to obtain its business license by the end of 2015, following which it is expected to receive capital contributions from Shinhan Card and engage in retail operations, including installment financing, credit loans and financing leases.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2014, Shinhan Investment had 95 service centers nationwide, and two overseas subsidiaries based in New York and Hong Kong to service our corporate customers.

Approximately 49.5% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Investment and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. Shinhan Life Insurance, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2014, Shinhan Life Insurance had 186 branches and 13 customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

Information Technology

We dedicate substantial resources to maintaining a sophisticated information technology system to support our operations management and provide high quality customer service. Our information and technology system is operated at a group-wide level based on a comprehensive group-wide information collection and processing. We also operate a single group-wide enterprise information technology system known as “enterprise data warehouse” for customer relations management capabilities, risk management systems and data processing, which is designed to maximize synergy among our subsidiaries. We continually upgrade our group-wide information technology system in order to apply the best-in-class technology to our risk management systems to reflect the changes in our business environment as well as enhance differentiation from our competitors.

At the subsidiary level, we also continue to upgrade the information technology systems for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary and thereby bolsters their respective competitiveness, including with respect to electronic and mobile banking (including by means of smartphones), online consultation, expanded sales services and customized informational services. In addition, we have recently strengthened our indirect service channels through a major upgrade of the corporate online banking services and expansion of mobile phone-based product offerings and sales and service networks in light of the growing base of customers who increasingly access financial services through their mobile phones.

In addition, we have established a groupwide customer credit rating system to enhance precision in assessing the creditworthiness of our customers and developed information technology systems to bolster our market leadership in retirement planning services in light of the rapidly aging demographics in Korea. Furthermore, we have expanded information technology systems to support the sales and operational capabilities of our overseas subsidiaries and branches through a global customer management system as well as provide country-specific financial services.

In 2013, we completed the construction of the Integrated Data Center, which is responsible for comprehensive management of information technology systems for our subsidiaries on a groupwide basis. This center ensures a stable use of a central information processing facilities for at least 15 years and is designed to maximize operational and cost efficiency as well as enhance information security by combining the various data centers previously used by our subsidiaries. All of our subsidiaries have completed relocation of their information management capabilities to this center by the first half of 2014.

In order to enhance security and trustworthiness of the financial services provided by us, we continually seek to enhance a group-wide set of standards for information security and upgrading the related systems. In 2008, we established group-wide information systems and policies, which have since been continually updated and upgraded. In 2014, we further upgraded the groupwide information security control tower to a best-in-class level and replaced most of our internal information security staff with highly qualified outside experts in order to reinforce our security defense capabilities in the event of cyber breaches. In addition, we have newly established a team within our group to provide specialized data protection and related support services to our smaller operating subsidiaries, and we take active measures to preemptively forestall any security breaches through mock trials.

The information technology system for each of our subsidiaries is currently backed up on a real-time basis. In 2014, we converted the pre-existing data center to a back-up and disaster recovery center for all our subsidiaries’ operations in order to provide customer services in a continued seamless manner even in the case of an interruption at Shinhan Data Center. We believe that our centralized back-up systems enable more efficient back-up at a higher level of security.

Competition

Competition in the Korean financial services industry is, and is likely to remain, intense, including as a result of the sustained low interest rate environment (which narrows opportunities to make profit based on the spread between lending rates and funding rates), the continuing sluggishness in the general economy, the growing maturation and saturation of the industry as a whole, the entry of new market participants and deregulation, among others.

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Association of Agriculture and Fisheries, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2014, Korea had seven major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 40 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This largely shared shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on its results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. In addition, the Government regulations adopted in 2012 mandating lower merchant fees chargeable to small- and medium-sized businesses and the Government guidelines issued in 2013 suggesting lower standard interest rates for cash advances and card loans have reduced and are likely to continue to limit the revenues of credit card companies, including Shinhan Card. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions may also add competition in the markets in which we and our subsidiaries conduct business. The Korean banking industry may undergo further consolidation either voluntarily or as part of government-led initiatives, including privatization, although the Government announced in March 2013 that it would no longer pursue privatization of Korea Development Bank and Industrial Bank of Korea. Some of the financial institutions resulting from these developments may, by virtue of their increased size, expanded business scope and more efficient operations, provide greater competition for us. For example, partly to facilitate the sale of Government-invested members of the former Woori Financial Group which had not materialized despite a prolonged attempt to sell them as a whole, beginning in 2013 the Government has promoted the sale of such members in three separate groups (namely, commercial banking, regional banking, and securities and investment). As a result, the securities and investment members of the former Woori Financial Group (including Woori Investment & Securities) were sold to other domestic financial institutions in the first half of 2014 and its regional banking members (namely, Kyongnam Bank and Gwangju Bank) were sold to other domestic financial institutions in October 2014. In November 2014, Woori Financial Group was dissolved and merged into Woori Bank, with all the remaining subsidiaries of the former Woori Financial Group having been converted into subsidiaries of Woori Bank. The Government continues to seek to sell Woori Bank, and the outlook for such sale remains uncertain. If one of major competitors or a foreign financial institution were to acquire Woori Bank or any of its major operating subsidiaries, the consolidated entity may have a greater scale of operations, including a larger customer base, and financial resources than us, which may hurt our ability to compete effectively. In addition, in April 2013, Korea Exchange Bank became part of Hana Financial Group after acquisition of the former by the latter in February 2012, and in October 2014, Korea Exchange Bank entered into an agreement to be merged into Hana Bank, one of the major commercial banks in Korea. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

As the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. Recently, banks are beginning to compete for new customers and competition between bank-operated credit card companies and independent card companies may increase substantially. For example, as part of the aforementioned privatization efforts by the Government, Woori Card may be sold to another major credit card company, in which case it is possible that a credit card company comparable to Shinhan Card in terms of asset size and customer base may newly emerge. Furthermore, as online service providers with large-scale user networks, such as Daum Kakao, make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech”, competition for online customers is growing not just among commercial banks, but also from online service providers. Accordingly, the commercial banks are facing increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches. In addition, large non-financial institutions, such as mobile telecommunications companies, which on a combined basis service most of the Korean population, may expand entry into the Korean credit card and consumer finance businesses by way of convergence with the existing and future mobile telephone networks. Accordingly, a widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to competitive threat to the existing credit card service providers, including our credit card subsidiary.

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, the minimum requirements of which are being phased in sequentially from December 1, 2013 and will become fully effective on January 1, 2019, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission announced its plan to implement Basel III requirements relating to liquidity coverage ratio and countercyclical capital buffer in 2015 and 2016, respectively, among other Basel III requirements. However, there is no assurance that these measures will continue to curb competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry.

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

Description of Assets and Liabilities

Loans

As of December 31, 2014, our total gross loan portfolio was ~~W~~223,879 billion, which represented an increase of 7.64% from ~~W~~207,987 billion at December 31, 2013. The increase in our portfolio primarily reflects a 6.75% increase in corporate loans and a 10.08% increase in retail loans.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011		2012		2013		2014
	(In billions of Won)
Corporate
Corporate loans(1)	~~W~~	95,835	~~W~~	98,598	~~W~~	101,162	~~W~~	102,823	~~W~~	112,145
Public and other(2)		2,771		4,930		3,107		2,525		2,135
Loans to banks(3)		1,467		2,557		4,557		6,103		4,684
Lease financing		1,555		1,639		1,699		1,721		1,844

Total — Corporate		101,628		107,724		110,525		113,172		120,808

Retail
Mortgages and home equity		40,073		44,399		46,130		46,908		50,652
Other retail(4)		24,901		25,052		28,407		30,242		34,278

Total — Retail		64,974		69,451		74,537		77,150		84,930

Credit cards		17,647		17,880		17,854		17,665		18,141

Total loans(5)	~~W~~	184,249	~~W~~	195,055	~~W~~	202,916	~~W~~	207,987	~~W~~	223,879

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.
(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.
(3)	Consists of interbank loans and call loans.
(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.
(5)	As of December 31, 2010, 2011, 2012, 2013 and 2014, approximately 89.25%, 88.76%, 89.59%, 89.99% and 89.08% of our total gross loans, respectively, were Won-denominated.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Borrower

As of December 31, 2014, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~40,016 billion and accounted for 14.28% of our total exposures. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2014.

	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Ministry of Strategy and Finance	~~W~~	—	~~W~~	—	~~W~~	7,338	~~W~~	—	~~W~~	—	~~W~~	7,338	~~W~~	—
The Bank of Korea		1,730		—		5,103		—		—		6,833		—
Korea Deposit Insurance Corporation		—		—		2,995		—		—		2,995		—
Korea Development Bank		15		24		2,805		—		—		2,844		—
Industrial Bank of Korea		535		—		1,702		—		—		2,237		—
Hyundai Heavy Industries Co., Ltd.		39		225		81		1,832		—		2,177		—
Korea Finance Corporation		—		—		1,764		—		—		1,764		—
Korea Land & Housing Corporation		—		—		1,474		—		—		1,474		—
Woori Bank		302		77		1,052		—		—		1,431		—
Samsung Heavy Industries Co., Ltd.		270		11		20		942		—		1,243		—
Hyundai Samho Heavy Industries Co., Ltd.		—		64		38		1,103		—		1,205		—
Korea Securities Finance Corporation		—		—		1,188		—		—		1,188		—
Kookmin Bank		280		—		690		—		—		970		—
Hyundai Steel Co., Ltd.		510		277		153		28		—		968		—
Nonghyup Bank		499		—		445		9		—		953		—
Hana Bank		115		10		820		—		—		945		—
KB Kookmin Card Co., Ltd.		—		—		931		—		—		931		—
Korea Housing Finance Corporation.		—		—		884		—		—		884		—
Korea Electric Power Corporation		2		—		827		16		—		845		—
Woori Card Co., Ltd.		—		—		791		—		—		791		—

Total	~~W~~	4,297	~~W~~	688	~~W~~	31,101	~~W~~	3,930	~~W~~	—	~~W~~	40,016	~~W~~	—

Exposure to Main Debtor Groups

As of December 31, 2014, 12.85% of our total exposure was to the 42 main debtor groups as identified by the Governor of the Financial Supervisory Service, which are largely comprised of chaebols. The following table shows, as of December 31, 2014, our total exposures to the ten main debtor groups to which we have the largest exposure.

Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Amounts of Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Hyundai Motors	~~W~~	1,372	~~W~~	1,280	~~W~~	1,836	~~W~~	364	~~W~~	—	~~W~~	4,852	~~W~~	—
Samsung		642		1,182		1,003		1,672		—		4,499		—
Hyundai Heavy Industries		154		491		148		3,671		—		4,464		—
SK		457		967		951		1,204		—		3,579		—
Lotte		348		828		1,340		398		—		2,914		—
LG		657		290		400		762		—		2,109		—
LS		185		353		163		602		—		1,303		—
POSCO		214		407		357		189		—		1,167		—
GS		238		387		177		261		—		1,063		—
Hyosung		248		500		5		134		—		887		8

Total	~~W~~	4,515	~~W~~	6,685	~~W~~	6,380	~~W~~	9,257	~~W~~	—	~~W~~	26,837	~~W~~	8

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2014.

Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing	~~W~~	37,266	30.85%
Retail and wholesale		16,046	13.28
Real estate, leasing and service		19,438	16.09
Construction		3,649	3.02
Hotel and leisure		6,010	4.97
Finance and insurance		9,498	7.86
Transportation, storage and communication		4,602	3.81
Other service		12,548	10.39
Other		11,751	9.73

Total	~~W~~	120,808	100.00%

Maturity Analysis

The following table sets out the scheduled maturities (presented in terms of time remaining until maturity) of our loan portfolio as of December 31, 2014. The amounts below are before deduction of attributable loan loss reserves.

	As of December 31, 2014
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Years		Total
	(In billions of Won)
Corporate:
Corporate loans	~~W~~	81,865	~~W~~	25,630	~~W~~	4,650	~~W~~	112,145
Public and other		1,566		495		74		2,135
Loans to banks		4,022		530		132		4,684
Lease financing		659		1,169		16		1,844

Total corporate	~~W~~	88,112	~~W~~	27,824	~~W~~	4,872	~~W~~	120,808

Retail:
Mortgage and home equity	~~W~~	8,237	~~W~~	11,461	~~W~~	30,954	~~W~~	50,652
Other retail		25,855		6,704		1,719		34,278

Total retail	~~W~~	34,092	~~W~~	18,165	~~W~~	32,673	~~W~~	84,930

Credit cards	~~W~~	16,463	~~W~~	1,406	~~W~~	272	~~W~~	18,141

Total loans	~~W~~	138,667	~~W~~	47,395	~~W~~	37,817	~~W~~	223,879

We may roll over our corporate loans (primarily consisting of working capital loans and facility loans) and retail loans (to the extent not payable in installments) after we conduct our standard loan reviews in accordance with our loan review procedures. Working capital loans may be extended on an annual basis for an aggregate term of three to five years for unsecured loans and five years for secured loans. Facilities loans, which are generally secured, may generally be extended once for a maximum of five years from the initial loan date. Retail loans may be extended for additional terms of up to 12 months for an aggregate term of ten years from the initial loan date for both unsecured loans and secured loans.

Interest Rate Sensitivity

The following table presents a breakdown our loans in terms of interest rate sensitivity as of December 31, 2014.

	As of December 31, 2014
	Due Within 1 Year		Due After 1 Year		Total
	(In billions of Won)
Fixed rate loans(1)	~~W~~	56,555	~~W~~	34,822	~~W~~	91,377
Variable rate loans(2)		78,645		53,857		132,502

Total loans	~~W~~	135,200	~~W~~	88,679	~~W~~	223,879

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.
(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

We generally do not request borrowers to make immediate repayment of the whole outstanding principal balances and related accrued interest on loans whose interest payments are past due for one to 14 days in the case of commercial loans and one to 30 days in the case of retail loans.

Interest foregone is interest due on nonaccrual loans that has not been accrued in our books of account. In 2010, 2011, 2012, 2013 and 2014 we would have recorded gross interest income of ~~W~~145 billion, ~~W~~131 billion, ~~W~~163 billion, ~~W~~119 billion and ~~W~~113 billion respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2010, 2011, 2012, 2013 and 2014 were ~~W~~52 billion, ~~W~~66 billion, ~~W~~70 billion, ~~W~~58 billion and ~~W~~53 billion, respectively.

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

	As of December 31,
	2010		2011		2012		2013		2014
	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Corporate	~~W~~	1,813	~~W~~	1,621	~~W~~	1,642	~~W~~	1,660	~~W~~	1,358
Retail		155		239		416		217		233
Credit cards		155		152		215		108		152

Sub-total		2,123		2,012		2,273		1,985		1,743

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		263		224		245		194		183
Retail		369		482		354		436		374
Credit cards		432		576		633		524		466

Sub-total		1,064		1,282		1,232		1,154		1,023

Total	~~W~~	3,187	~~W~~	3,294	~~W~~	3,505	~~W~~	3,139	~~W~~	2,766

Note:

(1)	Represents either loans that are “troubled debt restructuring” or loans for which payment of interest and/or principal became past due by 90 days or more (adjusting for any overlap due to loans that satisfy both prongs so as to avoid double counting).

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings”. These loans mainly consist of corporate loans that have been restructured through the process of workout and recovery proceedings. See “— Credit Exposures to Companies in Workout and Recovery Proceedings.” These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

	As of December 31,
	2010		2011		2012		2013		2014
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	~~W~~	193	~~W~~	75	~~W~~	173	~~W~~	71	~~W~~	173
Loans classified as “troubled debt restructurings” (including nonaccrual and past due loans)	~~W~~	1,275	~~W~~	1,009	~~W~~	868	~~W~~	756	~~W~~	635

The following table presents, for the periods indicated and with respect to the restructured loans, the amounts that would have been recorded as our interest income under the original contract terms of the restructured loans, and the amounts that were actually recorded as our interest income for such loans under the restructured contractual terms of such loans.

	2010		2011		2012		2013		2014
	(In billions of Won)
Interest income under the original contractual terms of the restructured loans(1)	~~W~~	69	~~W~~	42	~~W~~	74	~~W~~	68	~~W~~	21
Interest income under the restructured contractual terms of the restructured loans(1)	~~W~~	31	~~W~~	14	~~W~~	20	~~W~~	15	~~W~~	12

Note:

(1)	Includes nonaccrual and past due loans.

The following table presents a breakdown of the outstanding balance and specific allowance for loan losses as of December 31, 2010, 2011, 2012, 2013 and 2014 of corporate loans classified as “troubled debt restructurings” (including nonaccrual and past due loans) by the type of restructuring to which such loans are subject.

	As of December 31,
	2010				2011				2012				2013				2014
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Corporate loans classified as “troubled debt restructurings”(1):
Workout	~~W~~	1,201	~~W~~	651	~~W~~	752	~~W~~	351	~~W~~	683	~~W~~	276	~~W~~	571	~~W~~	266	~~W~~	476	~~W~~	471
Recovery Proceedings		73		31		250		38		185		20		185		75		159		144
Others(2)		1		1		7		5		—		—		—		—		—		—

Total	~~W~~	1,275	~~W~~	683	~~W~~	1,009	~~W~~	394	~~W~~	868	~~W~~	296	~~W~~	756	~~W~~	341	~~W~~	635	~~W~~	615

Notes:

(1)	Includes nonaccrual and past due loans.
(2)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).

The following table presents the outstanding balance and specific allowance for loan losses as of December 31, 2010, 2011, 2012, 2013 and 2014 of retail loans (including nonaccrual and past due loans) subject to credit rehabilitation programs for retail borrowers. All such loans became modified under credit rehabilitation programs and became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral. For more information on the credit rehabilitation program, see “— Credit Exposures to Companies in Workout and Recovery Proceedings — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

	As of December 31,
	2010				2011				2012				2013				2014
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Retail loans subject to credit rehabilitation programs(1):	~~W~~	70	~~W~~	58	~~W~~	68	~~W~~	54	~~W~~	60	~~W~~	46	~~W~~	41	~~W~~	30	~~W~~	45	~~W~~	27

Note:

(1)	Includes nonaccrual and past due loans.

The following table presents, as of the dates indicated and with respect to corporate loans, the amounts of restructured loans that were considered impaired and classified as nonaccrual pursuant to our general interest accrual policy as described in “— Accrual Policy for Restructured Loans”. The table also presents, for the periods indicated and with respect to corporate loans, the amounts of total charge-off on restructured loans and the amounts of charge-off as part of debt-to-equity conversions.

	As of and for the year ended December 31,
	2010		2011		2012		2013		2014
	(In billions of Won)
Impaired and nonaccrual restructured loans	~~W~~	1,082	~~W~~	934	~~W~~	695	~~W~~	685	~~W~~	462
Total charge-off of restructured loans	~~W~~	261	~~W~~	259	~~W~~	263	~~W~~	153	~~W~~	55
Charge-off as part of debt-to-equity conversion	~~W~~	49	~~W~~	46	~~W~~	84	~~W~~	29	~~W~~	32

Credit Exposures to Companies in Workout and Recovery Proceedings

Our credit exposures to restructuring are monitored and managed by our Corporate Credit Collection Department. As of December 31, 2014, 0.3% of our total loans, or ~~W~~635 billion (of which ~~W~~462 billion was classified as nonaccrual and ~~W~~173 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures generally takes the form of workout and recovery proceedings.

Workout

Under the Corporate Restructuring Promotion Act, which will remain effective until December 31, 2015, all creditors to borrowers that are financial institutions are required to participate in a creditors’ committee. The Corporate Restructuring Promotion Act mandatorily applies to a wide range of financial institutions in Korea, which include commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under this act, the approval of financial institution creditors holding not less than 75% of the total debt outstanding of a borrower is required for such borrower’s restructuring plan, including debt restructuring and provision of additional funds, which plan becomes binding on all the financial institution creditors of the borrower, provided that any financial institution creditor that disagrees with the final restructuring plan approved by the creditors’ committee has the right to request the creditors’ committee to purchase its claims at a mutually agreed price. If the creditors’ committee and the dissenting financial institution creditor fail to come to an agreement, a mediation committee consisting of seven experts is set up to resolve the matter. There is a risk that these procedures may require us to participate in a plan we do not agree with or may require us to sell our claims at prices that we do not believe are adequate. With respect to any workout for which the lead creditor bank called for a meeting of the creditors’ committee while the old Corporate Restructuring Promotion Act was still effective, the procedures applicable to such creditors’ committee and the related workout remain subject to the old Corporate Restructuring Promotion Act until the suspension or conclusion of such workout, provided that such workout became subject to the procedures under the reinstated Corporate Restructuring Promotion Act as of its effective date, as opposed to the old Corporate Restructuring Promotion Act, even if such workout began while the old law was in effect. Under the reinstated Corporate Restructuring Promotion Act, if any of our borrowers becomes subject to corporate restructuring procedures, we may be forced to (i) restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (and 75% or more of the total outstanding secured debt, if the restructuring plan includes the restructuring of existing secured debt) of the borrower or (ii) dispose of our credits to other creditors on unfavorable terms.

The total loan amount currently undergoing workout as of December 31, 2014 was ~~W~~476 billion.

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

As of December 31, 2014, the total loan amount subject to recovery proceedings was ~~W~~159 billion. No loan amount was subject to court receivership or composition proceedings.

Loans in the process of workout and recovery proceedings are reported as nonaccrual loans on our statements of financial position as described in “— Nonaccrual Loans and Past Due Accruing Loans” above since generally, they are past due by more than 90 days and interest does not accrue on such loans. Restructured loans that meet the definition of a troubled debt restructuring are reported as troubled debt restructurings as described above in “— Troubled Debt Restructurings”. Such restructured loans are reported as either loans or securities on our statements of financial position depending on the type of instrument we receive as a result of the restructuring.

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

Upon application to the Credit Counseling and Recovery Service and approval of a majority of unsecured and secured creditor financial institutions, a qualified “credit delinquent person” with outstanding debts to financial institutions in an aggregate amount not exceeding ~~W~~1.5 billion may participate in an “individual work-out program” designed to restructure such person’s debt and rehabilitate such person’s credit.

Under the Debtor Rehabilitation and Bankruptcy Act, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ~~W~~500 million of unsecured debt and/or ~~W~~1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

Kookmin Happy Fund, which has been established by the Financial Services Commission, purchases defaulted loans from creditors or provide credit guarantees to enable refinancing at lower rates in order to assist retail borrowers with low credit scores. More specifically, Kookmin Happy Fund provides credit guarantees to borrowers who (i) have credit scores between category 6 and 10 (which requirement will be waived for individuals who are “basic living welfare recipients” or have an annual income not exceeding ~~W~~30 million); (ii) earn an annual income not exceeding ~~W~~40 million (or, in the case of borrowers who are self-employed or have two or more dependent family members, earn an annual income not exceeding ~~W~~45 million); (iii) have made timely repayments for at least six months in an aggregate repayment amount exceeding ~~W~~10 million or for at least three months in an aggregate repayment amount not exceeding ~~W~~10 million. In 2014, we sold loans in an aggregate amount of ~~W~~0.5 billion to Kookmin Happy Fund.

Under the guidelines of the Financial Supervisory Service, Korean banks, including us, operate a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective until the end of 2015, we provided liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us.

Under the guidelines of the Financial Services Commission, Korean banks, including us, also operate a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with short-term outstanding debt. Our pre-workout program is generally available to retail borrowers meeting all of the following requirements: (i) unsecured borrowings from at least two financial institutions not exceeding ~~W~~500 million in the aggregate; (ii) payment default of more than 30 days but less than 90 days; (iii) all borrowings newly made within six months prior to the application for the pre-workout program not to exceed 30% of the applicant’s total outstanding borrowings; (iv) the annual aggregate amount of principal and interest payment obligations being 30% or more of the borrower’s annual income; (v) assets in possession of less than ~~W~~1 billion, and in the case of real estate, calculated based on the official land price announced by the Ministry of Land, Infrastructure and Transport; and (vi) a person deemed by the pre-workout committee to be impaired in his or her ability to repay without a pre-workout arrangement due to layoff, unemployment, business closure, disaster or earnings loss. Retail borrowers who fail any of these requirements, have previously participated in the pre-workout program or have lost eligibility in the course of participating in a previous pre-workout program are ineligible to participate in the pre-workout program.

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

In 2014, the aggregate amount of our retail credit (including credit card receivables) provided by Shinhan Bank which became subject to the pre-working program was ~~W~~45 billion. We believe that our participation in such pre-workout program has not had a material impact on the overall asset quality of our retail loans and credit card portfolio or on our results of operations and financial condition to-date.

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

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2010, 2011, 2012, 2013 and 2014 by our loan modification programs, as further categorized according to the loan category and performing versus non-performing status.

2010
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	20	~~W~~	177	~~W~~	197
Reduction of interest rate		155		241		396
Forgiveness of principal		—		—		—
Equity conversion		15		10		25
Additional lending(1)		3		233		236
Others(2)		51		370		421

Total	~~W~~	244	~~W~~	1,031	~~W~~	1,275

2011
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	43	~~W~~	340	~~W~~	383
Reduction of interest rate		40		213		253
Forgiveness of principal		—		1		1
Equity conversion		—		46		46
Additional lending(1)		1		97		98
Others(2)		63		165		228

Total	~~W~~	147	~~W~~	862	~~W~~	1,009

2012
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	4	~~W~~	142	~~W~~	146
Reduction of interest rate		90		322		412
Forgiveness of principal		—		—		—
Equity conversion		3		—		3
Additional lending(1)		—		179		179
Others(2)		51		77		128

Total	~~W~~	148	~~W~~	720	~~W~~	868

2013
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	2	~~W~~	81	~~W~~	83
Reduction of interest rate		54		283		337
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		27		169		196
Others(2)		37		103		140

Total	~~W~~	120	~~W~~	636	~~W~~	756

2014
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	4	~~W~~	3	~~W~~	7
Reduction of interest rate		52		260		312
Forgiveness of principal		10		—		10
Equity conversion		—		—		—
Additional lending(1)		1		198		199
Others(2)		61		46		107

Total	~~W~~	128	~~W~~	507	~~W~~	635

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.
(2)	Principally consists of restructured loans whose restructuring terms were not determined as of the end of the period indicated. A loan is deemed to be subject to restructuring upon the commencement of the recovery proceedings or when the relevant creditors’ committee or our credit officer determines that the borrower will be subject to workout, and in many cases the restructuring terms for such loans are not determined at the time such loans are deemed to be subject to restructuring.

Debt-to-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to loans in the latter category, we convert a portion of such loans into equity securities following negotiation with the borrowers and charge off the remainder of such loans as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2014, our loans restructured into equity securities amounted to ~~W~~59 billion, of which ~~W~~32 billion was subsequently treated as charge-off and ~~W~~27 billion was treated as the new cost basis of the equity securities.

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

Accrual Policy for Restructured Loans

For purposes of our accrual policy, we classify restructured loans principally into (i) loans subject to workout pursuant to the Corporate Restructuring Promotion Act and (ii) loans subject to recovery proceedings pursuant to the Debtor Rehabilitation and Bankruptcy Act, which is the comprehensive bankruptcy-related law in Korea. See “— Credit Exposures to Companies in Workout and Recovery Proceedings.” As for loans subject to workout, our general policy is to discontinue accruing interest on a loan when payment of principal and/or interest thereon becomes past due by 90 days or more, as described above in “— Nonaccrual Loans and Past Due Accruing Loans.” Interest is recognized on these loans on a cash basis (i.e., when collected) from the date such loan is reclassified as non-accruing, and such loans are not reclassified as accruing until the overdue principal and/or interest amounts are paid in full. This general policy also applies to loans subject to workout even if such loans are restructured loans. In the case of loans subject to recovery proceedings, we discontinue accruing interest immediately upon the borrowers becoming subject to recovery proceedings (even if such loans are not yet delinquent) in light of the heightened uncertainty regarding the borrower’s ability to repay, interest on such loans are recognized on a cash basis and such loans are not reclassified as accruing until the borrower exits recovery proceedings. Accordingly, under our accrual policy, the number of payments made on a nonaccrual restructured loan is not a relevant factor in determining whether to reinstate such loan to the accrual status.

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

As for loans that we consider to be uncollectible regardless of any modification of terms, we negotiate with the borrower to have a portion of such loans converted into equity securities (usually common stock) of the borrower in consideration, among others, of (i) the degree to which such conversion will alleviate the debt burdens and liquidity concerns of the borrower, (ii) our potential upside from the gain in the value of the equity securities compared to the likelihood of collection if the loans were not converted into equity securities, and (iii) the borrower’s concerns regarding its shareholding structure subsequent to such conversion. We then charge off the remainder of the loans not converted into equity securities. The value of the equity securities so converted is recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

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

Potential Problem Loans

In 2012, in order to enable a more systematic and real-time monitoring of loans with a significant potential of non-repayment, we have upgraded our “early warning system”. This system enables our management to determine potential problem loans to include all loans which have caused our management to have serious doubt as to the ability of the borrowers to comply with their respective loan repayment terms.

We classify potential problem loans as loans that are designated as “early warning loans” and reported to the Financial Supervisory Service. The “early warning loans” designation applies to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem loans on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Supervisory Service. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Supervisory Service, we consider this to be an indication of serious doubt as to such borrower’s ability to comply with repayment terms in the near future. As of December 31, 2014, we had ~~W~~1,503 billion of potential problem loans.

Other Problematic Interest-Earning Assets

In the past, we received certain other interest-earning assets in connection with troubled debt restructuring that, if they were loans, would be required to be disclosed as part of the problem, past due or restructuring or potential problem loan disclosures provided above. However, as of December 31, 2010, 2011, 2012, 2013 and 2014, we had no such assets.

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

Under IFRS, a loan is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and if the loss event had a negative effect on the estimated future cash flows of that asset and can be estimated reliably. We consider, among others, the following loans to be impaired:

•	loans whose principal or interest amount is more than 90 days past due;

•	loans that by reason of non-performance becomes subject to write-off, charge-off, debt restructuring (including recovery proceedings and workout) or bankruptcy;

•	loans to customers whose credit record shows past instances of delinquency, enforcement of guarantee or subrogation; and

•	loans to customers who become finally insolvent by an order to suspend settlement of personal checks, corporate checks or promissory note.

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

— Loans collectively evaluated for impairment

We also establish allowances for impaired corporate loans with relatively small balances (typically ~~W~~3 billion or less). We manage these loans on a portfolio basis and therefore collectively evaluate them for impairment since it is impractical to analyze each such loan on an individual basis. The allowance for such loans is determined based on loss factors taking into consideration past performance of the portfolio, previous loan loss history and charge-off information.

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

Retail Loans

We consider the following retail loans to be impaired for an individual assessment of impairment:

•	loans whose principal or interest amount is more than 90 days past due;

•	loans that by reason of non-performance becomes subject to write-off, charge-off, debt restructuring (including recovery proceedings and workout) or bankruptcy;

•	loans to customers whose credit record shows past instances of delinquency, enforcement of guarantee or subrogation; and

•	loans to customers who become finally insolvent by an order to suspend settlement of personal checks, corporate checks or promissory note.

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

The expected percentage of loss reflects estimates of both the default probability within each loan aging category and the magnitude of loss. Generally, loans that are six months or more past due are charged off. We consider adjusting our loan loss rate for the magnitude of loss after accounting for the historical recovery of charged off credits when establishing the allowance.

We segment our credit card portfolio into several product types and perform separate roll-rate analysis for such product types to reflect the different risks and characteristics of each such product type.

We further consider adjusting the results from the roll-rate analysis based on factors that may impact loss recognition which have not been adequately captured by our historical analysis. These factors include:

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current		Past Due Up to 3 Months		Past Due 3-6 Months		Past Due More Than 6 Months		Total Amount
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%
	(In billions of Won, except percentages)
2010	181,659	98.59	1,163	0.63	635	0.34	792	0.43	184,249
2011	192,120	98.50	1,519	0.77	597	0.31	819	0.42	195,055
2012	199,658	98.39	1,563	0.77	579	0.29	1,116	0.55	202,916
2013	205,282	98.70	1,508	0.73	420	0.20	777	0.37	207,987
2014	221,273	98.84	1,320	0.59	706	0.32	580	0.26	223,879

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2010		2011		2012		2013		2014
	(In billions of Won, except percentages)
Total non-performing loans	~~W~~	1,427	~~W~~	1,416	~~W~~	1,695	~~W~~	1,197	~~W~~	1,286
As a percentage of total loans		0.77%		0.73%		0.84%		0.58%		0.57%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2010					2011					2012					2013					2014
	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	~~W~~	95,835	~~W~~	816	0.85%	~~W~~	98,598	~~W~~	739	0.75%	~~W~~	101,162	~~W~~	769	0.76%	~~W~~	102,823	~~W~~	529	0.51%	~~W~~	112,145	~~W~~	551	0.49%
Public and other		2,771		8	0.29		4,930		8	0.16		3,107		9	0.29		2,525		—	—		2,135		—	—
Loans to banks		1,467		—	—		2,557		—	—		4,557		—	—		6,103		—	—		4,684		—	—
Lease financing		1,555		10	0.64		1,639		5	0.31		1,699		8	0.47		1,721		11	0.64		1,844		15	0.81

Total corporate		101,628		834	0.82		107,724		752	0.70		110,525		786	0.71		113,172		540	0.48		120,808		566	0.47

Retail
Mortgage and home equity		40,073		30	0.07		44,399		55	0.12		46,130		60	0.13		46,908		41	0.09		50,652		56	0.11
Other retail		24,901		102	0.41		25,052		164	0.65		28,407		315	1.11		30,242		174	0.58		34,278		173	0.50

Total retail		64,974		132	0.20		69,451		219	0.31		74,537		375	0.50		77,150		215	0.28		84,930		229	0.27

Credit cards		17,647		461	2.61		17,880		445	2.49		17,854		534	2.99		17,665		442	2.50		18,141		491	2.71

Total	~~W~~	184,249	~~W~~	1,427	0.77%	~~W~~	195,055	~~W~~	1,416	0.73%	~~W~~	202,916	~~W~~	1,695	0.84%	~~W~~	207,987	~~W~~	1,197	0.58%	~~W~~	223,879	~~W~~	1,286	0.57%

Note:

(1)	Includes unsecured retail loans and credit card loans past due by more than six months. The number of days past due of restructured credit card loans is calculated from the first date of non-payment regardless of subsequent modification of terms.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2014.

Industry	Aggregate Non-Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance
	(In billions of Won)		(Percentages)
Real estate, leasing and service	~~W~~	180	31.80%
Construction		44	7.77
Manufacturing		158	27.92
Retail and wholesale		22	3.89
Transportation, storage and communication		19	3.36
Hotel and leisure		23	4.06
Finance and insurance		12	2.12
Other service(1)		42	7.42
Other(2)		66	11.66

Total	~~W~~	566	100.00%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2014, our 20 largest non-performing loans accounted for 25.58% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2014
		Industry	Gross Principal Outstanding		Allowance for Loan Losses
		(In billions of Won)
1	Borrower A	Real estate, leasing and service	~~W~~	90	~~W~~	—
2	Borrower B	Manufacturing		29		3
3	Borrower C	Manufacturing		22		—
4	Borrower D	Construction		20		1
5	Borrower E	Construction		18		6
6	Borrower F	Manufacturing		18		—
7	Borrower G	Other service		17		17
8	Borrower H	Manufacturing		13		—
9	Borrower I	Other service		12		—
10	Borrower J	Other service		10		7
11	Borrower K	Finance and Insurance		10		2
12	Borrower L	Other Service		9		—
13	Borrower M	Manufacturing		9		9
14	Borrower N	Real estate, leasing and service		9		—
15	Borrower O	Real estate, leasing and service		9		—
16	Borrower P	Real estate, leasing and service		8		—
17	Borrower Q	Other service		8		—
18	Borrower R	Construction		6		—
19	Borrower S	Other service		6		—
20	Borrower T	Transportation, storage and communication		6		—

			~~W~~	329	~~W~~	45

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

In 2014, we sold non-performing loans in the amount of ~~W~~27 billion to third parties and transferred ~~W~~13 billion to the Baro Investment and Securities. See “Item 3.D. Risk Factors — Other Risks Relating to Us — The Korean government may encourage targeted lending to and investment in certain sectors in furtherance of policy initiatives, and we may take this factor into account.” These loans met the criteria of true sale and were derecognized accordingly.

The following table presents a roll-forward of our non-performing loans in 2014.

	(In billions of Won)
Non-performing loans as of December 31, 2013	~~W~~	1,197

Additional non-performing loans due to delinquency		596
Loans sold		(27)
Loans charged off		(350)
Loans modified and returned to performing		(39)
Other adjustments(1)		(91)

Non-performing loans as of December 31, 2014		1,286

Note:

(1)	Represents loans paid down or paid off and loans returned to performing other than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type.

	As of December 31,
	2010			2011			2012			2013			2014
	(In billions of Won, except percentages)
	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans
Corporate
Corporate loans	~~W~~	1,923	67.43%	~~W~~	1,634	63.41%	~~W~~	1,700	60.71%	~~W~~	1,576	63.65%	~~W~~	1,502	60.05%
Public and other		15	0.53		19	0.74		14	0.50		10	0.40		11	0.44
Loan to banks		32	1.12		13	0.50		11	0.39		5	0.20		12	0.48
Lease financing		17	0.60		14	0.54		33	1.18		21	0.85		26	1.04

Total corporate		1,987	69.68		1,680	65.19		1,758	62.78		1,612	65.10		1,551	62.01

Retail
Mortgages and home equity		17	0.60		19	0.74		23	0.82		26	1.05		31	1.24
Other retail		178	6.24		202	7.84		275	9.82		190	7.68		198	7.92

Total retail		195	6.84		221	8.58		298	10.64		216	8.73		229	9.16

Credit cards		670	23.48		676	26.23		744	26.58		648	26.17		721	28.83

Total allowance for loan losses	~~W~~	2,852	100.00%	~~W~~	2,577	100.00%	~~W~~	2,800	100.00%	~~W~~	2,476	100.00%	~~W~~	2,501	100.00%

Our total allowance for loan losses increased by ~~W~~25 billion, or 1.01%, to ~~W~~2,501 billion as of December 31, 2014 from ~~W~~2,476 billion as of December 31, 2013, primarily as the result of an increase in the volumes of the credit card purchase and credit card loans and an increase in the loss rate of credit card loans mainly due to deterioration of the asset quality for such loans.

Our total allowance for loan losses decreased by ~~W~~324 billion, or 11.57%, to ~~W~~2,476 billion as of December 31, 2013 from ~~W~~2,800 billion as of December 31, 2012. During 2013, the allowance for loan losses decreased primarily as a result of a decrease in the loss rate for other retail loans due to a decrease in overall delinquency of retail loans following an increase in loans with sound quality.

Analysis of Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2010		2011		2012		2013		2014
	(In billions of Won, except percentages)
Balance at the beginning of the period	~~W~~	3,114	~~W~~	2,852	~~W~~	2,585	~~W~~	2,800	~~W~~	2,476
Amounts charged against income		1,301		864		1,325		1,082		895
Gross charge-offs:
Corporate:
Corporate loans		(1,292)		(960)		(844)		(799)		(515)
Public and other		(19)		(1)		(1)		—		—
Loan to banks		—		—		—		—		—
Lease financing		(18)		(14)		(19)		(33)		(16)
Retail:
Mortgage and home equity		(25)		(1)		(4)		(4)		(3)
Other retail		(76)		(80)		(130)		(242)		(153)
Credit cards		(429)		(447)		(486)		(657)		(500)

Total gross charge-offs		(1,859)		(1,503)		(1,484)		(1,735)		(1,187)

Recoveries:
Corporate:
Corporate loans		83		75		75		150		177
Public and other		—		—		6		—		11
Loan to banks		—		—		—		—		—
Lease financing		1		2		2		1		2
Retail:
Mortgage and home equity		2		6		—		—		—
Other retail		52		37		32		28		19
Credit cards		327		283		257		217		182

Total recoveries		465		403		372		396		391

Other		(169)		(39)		2		(67)		(74)

Net charge-offs		(1,563)		(1,139)		(1,110)		(1,406)		(870)

Balance at the end of the period	~~W~~	2,852	~~W~~	2,577	~~W~~	2,800	~~W~~	2,476	~~W~~	2,501

Ratio of net charge-offs during the period to average loans outstanding during the period		1.06%		0.78%		0.55%		0.68%		0.41%

Loan Charge-offs

Our gross charge-offs increased from ~~W~~1,484 billion in 2012 to ~~W~~1,735 billion in 2013, primarily due to an increase in charge-off of impaired retail loans as part of our efforts to enhance the overall quality of our assets. Our gross charge-offs decreased from ~~W~~1,735 billion in 2013 to ~~W~~1,187 billion in 2014, primarily due to a decrease in charge-off of corporate loans as a result of a slowdown in the deterioration in the asset quality for corporate loans in 2014 as compared to 2013, which was primarily due to a decrease in impaired assets following a substantial charge-off of impaired loans to shipbuilding and construction companies in 2013.

In 2014, the charge-off on restructured loans amounted to ~~W~~55 billion, of which ~~W~~32 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

Basic Principles

We attempt to minimize loans to be charged off by practicing a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans. For charge-off of restructured loans, see “— Loan Modification Programs for Loans under Restructuring — Charge-off of Restructured Loans” above.

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

Treatment of Loans Charged-off

Once loans are charged off, they are derecognized from our statements of financial position. We continue collection efforts in respect of these loans through third-party collection agencies, including the Korea Asset Management Corporation, and Shinhan Credit Information, which is our subsidiary.

Treatment of Collateral

When we determine that a loan collateralized by real estate cannot be recovered through normal collection channels, we generally petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency and within four months after delinquency. However, this procedure does not apply to companies under restructuring, recovery proceedings, workout or other court proceedings where there are restrictions on such auction procedures. Filing of such petition with the court generally encourages the debtor to repay the overdue loan. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we sell the collateral and recover the principal amount and interest accrued up to the sales price, net of expenses incurred from the auction. Foreclosure proceedings under the laws and regulations of Korea typically take seven months to one year from initiation to collection depending on the nature of the collateral.

Financial Statement Presentation

Our financial statements report as charges-offs all unsecured retail loans, including credit cards, which are overdue for more than six months. Leases are charged off when past due for more than twelve months. For collateral dependent loans, we charge off the excess of the book value of the subject loan over the amount received or to be received from the sale of the underlying collateral when the collateral is sold as part of a foreclosure proceeding and its sale price becomes known through court publication as part of such proceeding.

Investment Portfolio

Investment Policy

We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for our own account in order to:

•	maintain the stability and diversification of our assets;

•	maintain adequate sources of back-up liquidity to match our funding requirements; and

•	supplement income from our core lending activities.

When making an investment decision with respect to particular securities, we consider macroeconomic trends, industry analysis and credit evaluation, among others.

Our securities investment activities are subject to a number of regulatory guidelines, including limitations prescribed under the Financial Holding Companies Act and the Banking Act. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). Furthermore, under these regulations, Shinhan Bank must limit its investments in shares and securities with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 100.0% of the sum of Tier I and Tier II capital (less any deductions) of Shinhan Bank. Generally, Shinhan Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set out in “— Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Investments in Property”, “— Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies”, “— Principal Regulations Applicable to Financial Holding Companies — Liquidity” and “— Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies.”

Book Value and Market Value

The following table sets out the book value and market value of investments in our investment portfolio as of the dates indicated.

	As of December 31, 2012				As of December 31, 2013(1)				As of December 31, 2014
	Book Value		Market Value		Book Value		Market Value		Book Value		Market Value
	(In billions of Won)
Financial assets designated at fair value
Marketable equity securities	~~W~~	1,689	~~W~~	1,689	~~W~~	2,173	~~W~~	2,173	~~W~~	1,318	~~W~~	1,318
Debt securities:
Korean treasury and governmental agencies		87		87		172		172		60		60
Debt securities issued by financial institutions		175		175		229		229		539		539
Corporate debt securities		591		591		780		780		816		816
Debt securities issued by foreign government		—		—		—		—		—		—
Mortgage-backed and asset-backed securities		—		—		7		7		4		4
Others		—		—		—		—		—		—

Total — Fair Value Through Profit and Loss	~~W~~	2,542		2,542		3,361		3,361		2,737		2,737

Available-for-sale securities
Marketable equity securities	~~W~~	4,971	~~W~~	4,971	~~W~~	4,888	~~W~~	4,888	~~W~~	4,562	~~W~~	4,562
Debt securities:
Korean treasury and governmental agencies		5,053		5,053		3,707		3,707		3,083		3,083
Debt securities issued by financial institutions		13,750		13,750		12,842		12,842		11,922		11,922
Corporate debt securities		11,633		11,633		10,594		10,594		10,515		10,515
Debt securities issued by foreign government		394		394		589		589		589		589
Mortgage-backed and asset-backed securities		483		483		977		977		747		747

Total — Available-for-sale	~~W~~	36,284	~~W~~	36,284	~~W~~	33,597	~~W~~	33,597	~~W~~	31,418	~~W~~	31,418

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	5,613	~~W~~	6,003	~~W~~	5,585	~~W~~	5,828	~~W~~	7,723	~~W~~	8,344
Debt securities issued by financial institutions		1,701		1,758		1,406		1,426		1,574		1,607
Corporate debt securities		4,182		4,358		3,785		3,874		3,860		4,049
Debt securities issued by foreign government		104		104		135		135		62		62
Mortgage-backed and asset-backed securities		60		61		120		117		154		160

Total — Held-to-maturity	~~W~~	11,660	~~W~~	12,284	~~W~~	11,031	~~W~~	11,380	~~W~~	13,373	~~W~~	14,222

Trading Securities
Marketable equity securities	~~W~~	2,377	~~W~~	2,377	~~W~~	2,693	~~W~~	2,693	~~W~~	2,861	~~W~~	2,861
Debt securities:
Korean treasury and governmental agencies		992		992		866		866		1,942		1,942
Financial institutions		5,770		5,770		6,035		6,035		8,312		8,312
Corporations		6,934		6,934		7,676		7,676		10,731		10,731
Mortgage-backed and asset-backed securities		141		141		679		679		189		189
Debt securities issued by foreign governments		2		2		7		7		103		103
Other trading assets		438		438		77		77		224		224

Total — Trading		16,654		16,654		18,033		18,033		24,362		24,362

Total securities	~~W~~	67,140	~~W~~	67,764	~~W~~	66,022	~~W~~	66,371	~~W~~	71,890	~~W~~	72,739

Note:

(1)	The amounts as of December 31, 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us as described in Note 48 of the notes to our consolidated financial statements.

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2014.

	As of December 31, 2014
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Financial assets designated at fair value:
Korean treasury securities and government agencies	~~W~~	—	—	~~W~~	41	3.62%	~~W~~	19	4.02%	~~W~~	—	—	~~W~~	60	3.75%
Debt securities issued by financial institutions		20	3.43%		288	3.00		231	3.92		—	—		539	3.41
Corporate debt securities		60	3.78		659	3.26		97	3.31		—	—		816	3.30
Mortgage Backed Securities and asset Backed Securities		—	—		4	8.62		—	—		—	—		4	8.62

Total	~~W~~	80	3.69%	~~W~~	992	3.22%	~~W~~	347	3.76%		—	—	~~W~~	1,419	3.38%

Available-for-sale securities:
Korean treasury securities and government agencies	~~W~~	242	3.30%	~~W~~	2,174	2.73%	~~W~~	549	2.99%	~~W~~	118	3.13%	~~W~~	3,083	2.83%
Debt securities issued by financial institutions		5,353	2.79		6,154	2.70		405	3.41		10	4.52		11,922	2.77
Corporate debt securities		2,690	3.56		6,880	2.91		668	3.20		277	4.67		10,515	3.11
Debt securities issued by foreign governments		170	3.51		328	7.85		12	5.77		79	3.87		589	6.02
Mortgage-backed securities and asset-backed securities		377	2.79		236	3.22		134	3.33		—	—		747	3.02

Total	~~W~~	8,832	3.05%	~~W~~	15,772	2.91%	~~W~~	1,768	3.21%	~~W~~	484	4.05%	~~W~~	26,856	2.99%

Held-to-maturity securities:
Korean treasury securities and government agencies	~~W~~	450	4.81%	~~W~~	4,247	3.78%	~~W~~	818	3.01%	~~W~~	2,208	3.87%	~~W~~	7,723	3.78%
Debt securities issued by financial institutions		679	3.24		384	4.37		277	4.18		234	4.11		1,574	3.81
Corporate debt securities		953	4.06		1,627	3.47		525	3.97		755	3.97		3,860	3.78
Debt securities issued by foreign governments		1	7.38		14	6.39		47	4.66		—	—		62	5.08
Mortgage-backed securities and asset-backed securities		10	2.45		40	2.79		20	3.15		84	3.66		154	3.29

Total	~~W~~	2,093	3.95%	~~W~~	6,312	3.73%	~~W~~	1,687	3.55%	~~W~~	3,281	3.90%	~~W~~	13,373	3.79%

Trading securities:
Korean treasury securities and government agencies	~~W~~	295	2.91%	~~W~~	1,211	2.38	~~W~~	332	3.38%	~~W~~	104	3.69%	~~W~~	1,942	2.70%
Debt securities issued by financial institutions		5,583	2.32		2,702	2.04		23	3.35		4	6.21		8,312	2.23
Corporate debt securities		8,119	2.42		2,540	2.56		59	3.80		13	2.21		10,731	2.46
Debt securities issued by foreign governments		87	3.94		16	3.79		—	—		—	—		103	3.91
Mortgage-backed securities and asset-backed securities		179	2.70		10	3.11		—	—		—	—		189	2.72

Total	~~W~~	14,263	2.41%	~~W~~	6,479	2.32%	~~W~~	414	3.44%	~~W~~	121	3.61%	~~W~~	21,277	2.40%

Total	~~W~~	25,268		~~W~~	29,555		~~W~~	4,216		~~W~~	3,886		~~W~~	62,925

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

The following table presents securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2014. As of December 31, 2014, 10% of our stockholders’ equity was ~~W~~3,051 billion.

	As of December 31, 2014
	Book Value		Fair Value
	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	~~W~~	10,324	~~W~~	10,930
The Bank of Korea	~~W~~	5,033	~~W~~	5,034

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2012		2013		2014
	(In billions of Won)
Commitments to extend credit	~~W~~	71,256	~~W~~	73,464	~~W~~	74,449
Commercial letters of credit		3,115		3,045		2,987
Other(1)		26,444		26,743		28,742

Total	~~W~~	100,815	~~W~~	103,252	~~W~~	106,178

Note:

(1)	Consists of financial guarantees, performance guarantees, liquidity facilities to special purpose entities, acceptances, guarantee on trust accounts and endorsed bills.

We have credit-related commitments that are not reflected on our statements of financial position, which primarily consist of commitments to extend credit and commercial letters of credit. Commitments to extend credit, including credit lines, represent unfunded portions of authorizations to extend credit in the form of loans. These commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments. Commercial letters of credit are undertakings on behalf of customers authorizing third parties to make drawdowns up to a stipulated amount under specific terms and conditions. They are generally short-term and collateralized by the underlying shipments of goods to which they relate.

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

The following shows, as of December 31, 2014, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) nontrading that qualify for hedge accounting.

	As of December 31, 2014
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	~~W~~	32,211	~~W~~	440	~~W~~	510
Swaps		14,363		247		273
Options		775		4		5

Sub-total		47,349	~~W~~	691	~~W~~	788

Interest rate derivatives:
Future and forward contracts	~~W~~	1,237	~~W~~	—	~~W~~	—
Swaps		80,217		564		509
Options		1,861		10		17

Sub-total	~~W~~	83,315	~~W~~	574	~~W~~	526

Credit derivatives:
Swaps	~~W~~	385	~~W~~	2	~~W~~	15

Sub-total	~~W~~	385	~~W~~	2	~~W~~	15

Equity derivatives:
Swaps and forward contracts	~~W~~	4,168	~~W~~	59	~~W~~	(17)
Options		2,843		67		146
Future contracts		224		—		—

Sub-total		7,235	~~W~~	126	~~W~~	129

Commodity derivatives:
Swaps and forward contracts	~~W~~	1,170	~~W~~	14	~~W~~	133
Options		41		2		—
Future contracts		159		2		5

Sub-total	~~W~~	1,370	~~W~~	18	~~W~~	138

Total	~~W~~	139,654	~~W~~	1,411	~~W~~	1,596

	As of December 31, 2014
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Nontrading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	~~W~~	2,179	~~W~~	1	~~W~~	20
Future and forward contracts		685		39		51
Interest rate derivatives:
Swaps		8,307		117		51

Total	~~W~~	11,171	~~W~~	157	~~W~~	122

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2014.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2012			2013			2014
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Demand deposits	~~W~~	17,233	0.68%	~~W~~	19,531	0.65%	~~W~~	21,871	0.57%
Savings deposits		38,655	1.24		40,139	0.96		45,622	0.87
Time deposits		109,743	3.63		112,134	3.00		112,469	2.58
Other deposits		1,875	3.26		1,680	2.01		2,151	1.32

Total interest-bearing deposits	~~W~~	167,506	2.77%	~~W~~	173,484	2.26%	~~W~~	182,113	1.89%

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are recorded on short-term borrowings and securities sold under repurchase agreements are recorded as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the balance and remaining maturities of certificates of deposit and other time deposits which had a fixed maturity in excess of ~~W~~100 million or more as of December 31, 2014.

	As of December 31, 2014
	Certificates of Deposit		Other Time Deposits		Total
	(In billions of Won)
Maturing within three months	~~W~~	1,248	~~W~~	31,234	~~W~~	32,482
After three but within six months		284		21,725		22,009
After six but within 12 months		434		24,051		24,485
After 12 months		96		5,436		5,532

Total	~~W~~	2,062	~~W~~	82,446	~~W~~	84,508

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2012								2013								2014
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from
Bank of Korea(3)	~~W~~	1,510	~~W~~	1,159	~~W~~	1,510	1.20%	0.10 - 1.50%	~~W~~	1,385	~~W~~	1,373	~~W~~	1,531	0.97%	0.10 - 1.25%	~~W~~	1,478	~~W~~	1,251	~~W~~	1,478	0.84%	0.10 - 1.00%
Call money		1,089		2,402		2,861	4.50	0.07 - 9.00		1,403		2,397		3,335	2.93	0.01- 5.08		2,649		2,942		3,729	2.35	0.10 - 9.00
Other short-term borrowings(4)		9,434		7,555		12,069	1.63	0.00 - 14.00		9,007		5,540		9,925	1.52	0.00 - 6.17		12,809		10,750		12,901	1.03	0.00 - 8.91

	~~W~~	12,033	~~W~~	11,116	~~W~~	16,440	2.24%		~~W~~	11,795	~~W~~	9,310	~~W~~	14,791	1.80%		~~W~~	16,936	~~W~~	14,943	~~W~~	18,108	1.27%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, and borrowings in domestic and foreign currencies.

Our short-term borrowings have maturities of less than one year which are generally unsecured with the exception of borrowings from the Bank of Korea, which are generally secured with available-for-sale or held-to-maturity securities held by us.

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

We believe that our risk management system has been instrumental to building our reputation as a well-managed and prudent financial service provider and withstanding various external shocks. In particular, during the global financial crisis of 2008 and 2009, we believe our risk management provided effective early warning signals which helped us to proactively reconfigure our asset portfolio and substantially reduce our exposure to troubled debtors and thereby avoid what could have been a substantially greater credit loss during such crisis, and we are carefully upgrading and refining our risk management system in the face of current and potential economic difficulties at global, regional and domestic levels.

In particular, our group-wide risk management is guided by the following core principles:

•	carrying out all business activities within prescribed risk tolerance levels and prudently balancing profitability and risk management;

•	standardizing the risk management process and monitoring compliance at a group-wide level;

•	operating a prudent risk management decision making system backed by active participation by management;

•	creating and operating a risk management organization independent of business activities;

•	operating a performance management system that enhances clear and prompt identification of risks when making business decisions;

•	aiming to achieve preemptive and practical risk management; and

•	prudent preparation for known and unknown contingencies.

We take the following steps to implement the foregoing risk management principles:

•	risk capital management — Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite for our total assets so that we can maintain an appropriate level of risk capital. As part of our risk capital management, we and our subsidiaries have adopted and maintain various risk planning processes and reflect such risk planning in our business and financial planning. We also maintain a risk limit management system to ensure that risks in our business do not exceed prescribed limits.

•	risk monitoring — We proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of our subsidiaries is required to report to the holding company any factors that could have a material impact on group-wide risk management, and the holding company reports to our chief risk officer and other members of our senior management the results of risk monitoring weekly, monthly and on an ad hoc basis as needed. In addition, we perform preemptive risk management through a “risk dashboard system” under which we closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of our subsidiaries, and to the extent such monitoring yields any warning signals, we promptly analyze the causes and, if necessary, formulate and implement actions in response thereto.

•	risk review — Prior to entering any new business, offering any new products or changing any major policies, we review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, perform reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all our subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the holding company level prior to making any independent risk reviews.

•	crisis management — We maintain a group-wide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure our survival as a going concern. Each of our subsidiaries maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the occurrence of any such contingency, is required to respond according to a prescribed contingency plan. At the holding company level, we maintain and install a crisis detection and response system which is applied consistently group-wide, and upon the occurrence of an “imminent crisis” or “crisis” event at a subsidiary level, we directly take charge of the situation at the holding company level so that we manage it on a concerted group-wide basis.

Organization

Our risk management system is organized along the following hierarchy (from top to bottom): at the holding company level, the Group Risk Management Committee, the Group Risk Management Council, the Group Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committee, the Chief Risk Officer and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of our holding company’s board of directors, sets the basic group-wide risk management policies and strategies. Our Group Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of our subsidiaries. Each of our subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group-wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group-wide guidelines. We also have the Group Risk Management Team, which supports our Chief Risk Officer in his or her risk management and supervisory role.

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

At the holding company level:

•

Group Risk Management Committee — The Group Risk Management Committee consists of three outside directors of our holding company. The Group Risk Management Committee convenes at least quarterly and on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of our subsidiaries, (iii) approve appropriate investment limits or permissible loss limits, (iv) enact and amend risk management regulations, and (v) decide other risk management-related issues the board of directors or the Group Risk Management

Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the board of directors of our holding company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

•	Group Risk Management Council — Comprised of the Group Chief Risk Officer, Group Risk Management Team head, and Chief Risk Officers of each of our subsidiaries, the Group Risk Management Council provides a forum for risk management executives from each subsidiary to discuss our group-wide risk management guidelines and strategy in order to maintain consistency in the group-wide risk policies and strategies.

•	Group Chief Risk Officer — The Group Chief Risk Officer assists the Group Risk Management Committee by implementing the risk policies and strategies as well as ensuring consistency in the risk management systems of our subsidiaries. Furthermore, the Group Chief Risk Officer evaluates the Chief Risk Officer of each subsidiary in addition to monitoring the risk management practices of each subsidiary.

•	Group Risk Management Team — This team provides support and assistance to the Group Chief Risk Officer in carrying out his or her responsibilities.

At the subsidiary level:

•	Risk Management Committee — In order to maintain group-wide risk at an appropriate level, we have established a hierarchical risk limit system where the Group Risk Management Committee establishes risk limits for us and our subsidiaries, and each of our subsidiaries establishes and manages risk limits in more detail by type of risk and type of product for each department and division within such subsidiary. In accordance with the group risk management policies and strategies, the Risk Management Committee at the subsidiary level establishes its own risk management policies and strategies in more detail and the respective risk management department implements those policies and strategies.

•	Risk Management Team — The Risk Management Team, operating independently from the business units of each of our subsidiaries, monitors, assesses, manages and controls the overall risk of its operations and reports all major risk-related issues to the Group Risk Management Team at the holding company level, which then reports to the Group Chief Risk Officer.

The following is a flowchart of our risk management system at the holding company level and the subsidiary level.

Credit Risk Management

Credit risk, which is the risk of loss from default by borrowers, other obligors or other counterparties to the transactions that we have entered into, is our greatest risk. Our credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on our balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions. A substantial majority of our credit risk relates to the operations of Shinhan Bank and Shinhan Card.

Credit Risk Management of Shinhan Bank

Shinhan Bank’s credit risk management is guided by the following principles:

•	achieve a profit level corresponding to the level of risks involved;

•	improve asset quality and achieve an optimal mix of asset portfolios;

•	avoid excessive loan concentration in a particular borrower or sector;

•	closely monitor the borrower’s ability to repay the debt; and

•	provide financial support to advance the growth of select customers.

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Risk Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer and the heads of each business. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations with a focus on improving the asset quality of and profitability from the loans being made, and operates separately from the Risk Policy Committee. Both the Risk Policy Committee and the Credit Review Committee make decisions by a vote of two-thirds or more of the attending members of the respective committees, which must constitute at least two-thirds of the respective committee members to satisfy the respective quorum.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Credit Evaluation and Approval

All loan applicants and guarantors are subject to credit evaluation before approval of any loans. Credit evaluation of loan applicants are carried out by the relevant lending approval authority of Shinhan Bank. Loan evaluation is carried out by a group rather than by an individual reviewer through an objective and deliberative process. Credit ratings of loan applicants and guarantors influence loan interest rates, approval authority, credit exposure limits, calculation of potential losses and estimated cost of capital, and therefore are determined objectively and independently by the relevant business unit. Shinhan Bank uses a credit scoring system for retail loans and a credit-risk rating system for corporate loans.

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s biographic details, past dealings with Shinhan Bank and external credit rating information, among other things. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among other things. The credit rating, once assigned, serves as the fundamental instrument for Shinhan Bank’s credit risk management, and is applied to a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel II requirements, which requirements have not changed under Basel III. See “Item 5.A. Operating Results — Critical Accounting Policies — Impairment of Financial Assets — Allowance for Loan Losses.”

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

For mortgage and home equity loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral using a proprietary database, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses up-to-date information provided by third parties regarding the real estate market and property values in Korea. While Shinhan Bank uses internal staff from the processing centers to appraise the value of the real estate collateral, Shinhan Bank also hires certified appraisers to review and co-sign the appraisal value of real estate collateral that have an appraisal value exceeding ~~W~~5 billion, as initially determined by the processing centers. Shinhan Bank also reevaluates internally, on a summary basis, the appraisal value of collateral at least every year.

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

Loan Approval Process

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Master Credit Officer Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval. The Credit Review Committee’s evaluation and approval of loan limits vary depending on the credit ratings of the borrowers as determined by Shinhan Bank’s internal credit rating system. For example, for borrowers with a credit rating of B-, the Credit Review Committee evaluates and approves unsecured loans in excess of ~~W~~10 billion and secured loans in excess of ~~W~~15 billion, whereas for borrowers with a credit rating of AAA, the Credit Review Committee evaluates and approves unsecured loans in excess of ~~W~~40 billion and secured loans in excess of ~~W~~90 billion. The Credit Review Committee holds at least two meetings a week to approve applications for large-sized loans whose principal amounts exceed prescribed levels set by it.

The chart below summarizes the credit approval process of our banking operation. The Chief Credit Officer and the Head of Business Division do not make individual decisions on loan approval, but are part of the decision-making process at the group level.

The reviewer at each level of the review process may in its discretion approve loans up to a maximum amount per loan assigned to such level. The discretionary loan approval limit for each level of the loan approval process takes into account the total amount of loans extended to the borrower, the credit level of the applicant based on credit review, the existence and value of collateral and the level of credit risk established by the credit rating system. The discretionary loan amount approval limit ranges from ~~W~~30 million for unsecured retail loans with a credit rating of B-, which are subject to approvals by the retail branch manager, to ~~W~~90 billion for secured loans with a credit rating of AAA, which are subject to approvals by the Master Credit Officer Committee. Any loans exceeding the maximum discretionary loan amount approval limit must be approved by the Credit Review Committee.

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 192 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to an independent loan review team which analyzes in detail the results and adjusts credit ratings accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, mostly comprised of chaebols, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 54 were identified as such as of December 31, 2014. Shinhan Bank also continually reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure that the assigned ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to the Chief Risk Officer on a monthly basis.

The early warning system performs automatic daily checks for borrowers to whom Shinhan Bank has more than ~~W~~1 billion of total exposure or ~~W~~500 million of credit exposure. When the early warning system detects a warning signal, the results of such monitoring are reviewed by the Credit Review Department in the case of a borrower to whom Shinhan Bank has more than ~~W~~2 billion of exposure, and the relationship manager and the Credit Officer in the case of a borrower to whom Shinhan Bank has ~~W~~2 billion or less of exposure. In addition, Shinhan Bank carries out a planned review of each borrower in accordance with changing credit risk factors based on the changing economic environment. The results of such planned review are continually reported to the Chief Risk Officer of Shinhan Bank.

The early warning system performs automatic daily checks for borrowers to whom Shinhan Bank has more than ~~W~~1 billion of total exposure (which represents the total outstanding amount due from a borrower, net of collateral for deposit, installment savings, guarantees and import guarantee money) or ~~W~~500 million of net credit exposure (which represents total exposure net of effective collateral). When the early warning systems detects a warning signal, such signal and other findings from the monitoring are reviewed by the Credit Review Department in the case of a borrower to whom Shinhan Bank has more than ~~W~~2 billion of exposure, and by the relationship manager and the Credit Officer in the case of a borrower to whom Shinhan Bank has less than ~~W~~2 billion of exposure. In addition, Shinhan Bank carries out a preemptive review of each borrower in accordance with changes in credit risk factors based on changes in the economic environment. The results of such preemptive review are continually reported to the Chief Risk Officer of Shinhan Bank.

Depending on the nature of the signals detected by the early warning system, a borrower may be classified as “deteriorating credit” and become subject to evaluation for a possible downgrade in rating, or may be initially classified as “showing early warning signs” or become reinstated to the “normal borrower” status. For borrowers classified as “showing early warning signs”, the relevant relationship manager gathers information and conducts a review of the borrower to determine whether the borrower should be classified as a deteriorating credit or whether to impose management improvement warnings or implement joint creditors’ management. If the borrower becomes non-performing, Shinhan Bank’s collection department directly manages such borrower’s account in order to maximize recovery rate, and conducts auctions, court proceedings, sale of assets or corporate restructuring as needed.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require precaution, (iii) borrowers that require observation and (iv) normal borrowers, and treats them differentially accordingly.

In order to curtail delinquency among corporate customers, Shinhan Bank takes primarily the following measures: (i) systematic monitoring of borrowers with sizable outstanding loans, (ii) heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries and (iii) assignment of industry-specific lending caps, as adjusted for whether specific industries are particularly sensitive to general business cycles and/or are troubled at a given time.

Systematic monitoring of borrowers with sizable outstanding loans. Shinhan Bank currently applies a heightened monitoring system to corporate borrowers with outstanding loans (other than guaranteed loans and loans secured by specified types of collaterals such as deposits with us or letters of credit) in the aggregate amount of ~~W~~1 billion or more and borrowers with net outstanding loans (i.e., the outstanding loan amount minus the fair value of collaterals (other than as aforesaid) securing such loans) in the aggregate amount of ~~W~~500 million or more. Under this monitoring system, each such borrower is assigned one of the following ratings:

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

Shinhan Bank conducts systematic monitoring of the foregoing borrowers at intervals depending on the borrower’s credit rating (for example, every 12 months for “normal” borrowers with a credit rating of AAA to A, every nine months for “normal” borrowers with a credit rating of A- to BBB+, every six months for a credit rating of BBB to B- and every three months for borrowers with a credit rating of CCC or below and borrowers not deemed to be “normal”). In addition, the loan reviewer may request more frequent monitoring if the borrower is showing signs of deteriorating credit quality. For borrowers with outstanding loan amounts of ~~W~~2 billion or more, Shinhan Bank also monitors the revenues and earnings of such borrower on a quarterly basis within 10 weeks following the end of each quarter.

Heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries. In addition to the systematic monitoring discussed above, Shinhan Bank also carries out additional monitoring for borrowers that, among others, (i) are rated as “requiring observation”, “requiring precaution” or “with early warning signs” as noted above, (ii) have prior history of delinquency or restructuring or (iii) have borrowings that are classified as substandard or below. Based on the heightened monitoring of these borrowers, Shinhan Bank adjusts contingency planning as to how the overall asset quality of a specific industry should change for each phase of the business cycle, how Shinhan Bank should limit or reduce its exposure to such borrowers, and how our group-wide delinquency and non-performing ratio would change, among other things.

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

Shinhan Bank currently places the following industries with relatively high risk profiles on the “intensive management” watch list for heightened monitoring and management: real estate supply, leasing and service; restaurants; lodging; construction; shipbuilding; shipping; non-metallic minerals and golf operation. For each of these industries, Shinhan Bank enforces a conservative cap on the aggregate amount of loans to such industry, and the business units responsible for exceeding such limits are penalized in their performance evaluations, which would have a negative impact on the pay and promotion of the employees belonging to such units.

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

The risk of loss from default by the cardholders or credit card loan borrowers is Shinhan Card’s greatest credit risk. Shinhan Card manages its credit risk based on the following principles:

•	achieve profit at a level corresponding to the level of risks involved;

•	improve asset quality and achieve an optimal mix of asset portfolios; and

•	closely monitor borrower’s ability to repay the debt.

Credit Card Approval Process

Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the behavior scoring system and the application scoring system. The behavior scoring system is based largely on the credit history of the cardholder or borrower, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom we have an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as the ability to repay, total assets, the length of the existing relationship and the applicant’s contribution to Shinhan Card’s profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants. Shinhan Card gathers information about the applicant’s transaction history with financial institutions, including banks and credit card companies, from a number of third party credit reporting agencies including, among others, National Information & Credit Evaluation Inc. and Korea Credit Bureau. These credit checks reveal a list of the delinquent customers of all credit card issuers in Korea.

If a credit score assigned to an applicant is above the minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies. For a credit card application by a long-standing customer with a good credit history, Shinhan Card may, on a discretionary basis, approve the application notwithstanding the assigned credit score unless overridden by other considerations. All of these factors also serve as the basis for setting a credit limit for approved applications.

The following describes the process of how Shinhan Card sets credit limits for credit cards, cash advances and card loans:

•	Credit purchase and cash advance limits — These limits are set based on the applicant’s limit request and Shinhan Card’s credit screening criteria. Unless a cardholder requests a reduction in the credit purchase and/or cash advance limit, Shinhan Card is required to provide prior notice to the cardholder for any reduction in such cardholder’s limit. However, if the accountholder defaults or the cardholder’s credit limit is reduced according to the terms of the card agreement, Shinhan Card may lower the credit limit before notifying the accountholder.

•	Card loan limit — This limit is set monthly by Shinhan Card based on the cardholder’s credit rating and transaction history. The card loan limit can be adjusted monthly based on the cardholder’s credit standing without prior notification.

Monitoring

Shinhan Card continually monitors all cardholders and accounts using a behavior scoring system. The behavior scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

Loan Application Review and On-going Credit Review

When reviewing new applications and conducting an ongoing credit review for retail loans, installment purchase loans and personal leases, Shinhan Card uses criteria substantially similar to those used in the credit underwriting system and the credit review system for cardholders. For retail loans, installment purchase loans and personal leases to existing cardholders, Shinhan Card reviews their card usage history in addition to other factors such as their income, occupation and assets.

Fraud Loss Prevention

Shinhan Card seeks to minimize losses from the fraudulent use of credit cards issued by it. Shinhan Card focuses on preventing fraudulent uses and, following the occurrence of a fraudulent use, makes investigations in order to make the responsible party bear the losses. Misuses of lost credit cards account for a substantial majority of Shinhan Card’s fraud-related losses. Through its fraud loss prevention system, Shinhan Card seeks to detect, on a real-time basis, transactions that are unusual or inconsistent with prior usage history and calls are made to the relevant cardholders to confirm their purchases. A team at Shinhan Card dedicated to investigating fraud losses also examines whether the cardholder was at fault by, for example, not reporting a lost card or failing to endorse the card, or whether the relevant merchant was negligent in checking the identity of the user. Fault may also lie with delivery companies that fail to deliver credit cards to the relevant applicant. In such instances, Shinhan Card attempts to recover fraud losses from the responsible party. To prevent misuse of a card as well as to manage credit risk, Shinhan Card’s information technology system will automatically suspend the use of a card (i) when, as a result of ongoing monitoring, fraudulent use or loss of the card is suspected based on the accountholder’s credit score, or (ii) at the request of the accountholder.

Approximately 80% of Shinhan Card’s cardholders consent to Shinhan Card’s accessing their travel records to detect any misuse of credit cards while they are traveling abroad. Shinhan Card also offers cardholders additional fraud protection through a fee-based texting service. At the cardholder’s option, Shinhan Card notifies the cardholder of any credit card activity in his or her account by sending a text message to his or her mobile phone. This notification service allows customers to quickly and easily identify any fraudulent use of their credit cards.

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

Our market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, our securities trading and brokerage subsidiary, which faces market risk relating to its trading activities.

Shinhan Bank’s Risk Policy Committee acts as the executive decision-making body in relation to Shinhan Bank’s market risks in terms of setting its risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities of Shinhan Bank. This Committee consists of the deputy presidents of Shinhan Bank’s seven business groups, which includes Shinhan Bank’s Chief Risk Officer and the Chief Financial Officer. At least on a monthly basis, the Risk Policy Committee reviews and approves reports relating to, among others, the position and VaR of Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation of its non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank. Shinhan Bank measures market risk with respect to all assets and liabilities in bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Services Commission.

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

We use financial information prepared on a separate basis according to IFRS for the market risk management of our subsidiaries and, unless otherwise specified herein, financial information in this annual report presented for quantitative market risk disclosure relating to our subsidiaries have been prepared in accordance with IFRS on a separate basis.

Market Risk Exposure from Trading Activities

Shinhan Bank’s trading activities principally consist of:

•	trading activities to realize short-term profits from trading in the equity and debt securities markets and the foreign currency markets based on Shinhan Bank’s short-term forecast of changes in market situation and customer demand, for its own account as well as for the trust accounts of Shinhan Bank’s customers; and

•	trading activities primarily to realize profits from arbitrage transactions involving derivatives such as swaps, forwards, futures and options, and, to a lesser extent, to sell derivative products to Shinhan Bank’s customers and to cover market risk associated with those trading activities.

Shinhan Investment’s trading activities principally consist of trading for customers and for proprietary accounts equity and debt securities and derivatives based on stock prices, stock indexes, interest rates, foreign currency exchange rates and commodity prices.

As a result of these trading activities, Shinhan Bank is exposed principally to interest rate risk, foreign currency exchange rate risk and equity risk, and Shinhan Investment is exposed principally to equity risk and interest rate risk.

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

Foreign Currency Exchange Rate Risk

Shinhan Bank’s exposure to foreign currency exchange rate risk mainly relates to its assets and liabilities, including derivatives such as foreign currency forwards and futures and currency swaps, which are denominated in currencies other than the Won. Shinhan Bank manages foreign currency exchange rate risk on a consolidated basis, including the corresponding risks faced by its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

Shinhan Bank’s net foreign currency open position represents the difference between its foreign currency assets and liabilities as offset against forward foreign currency positions, and is Shinhan Bank’s principal exposure to foreign currency exchange rate risk. The Risk Policy Committee oversees Shinhan Bank’s foreign currency exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits. Shinhan Bank centrally monitors and manages its foreign exchange positions through its FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within preset limits through spot trading, forward contracts, currency options, futures and swaps and foreign currency swaps. Shinhan Bank sets a limit for net open positions by currency. The limits for currencies other than the U.S. Dollar, Japanese Yen, Euro and Chinese Yuan are set in a conservative manner in order to minimize trading in such currencies.

Shinhan Investment faces foreign currency exchange rate risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Shinhan Investment centrally monitors and manages transactions involving such products through its Fixed Income, Currency & Commodities Departments. Shinhan Investment’s Risk Management Working Committee, which is delegated with the authority to approve foreign currency-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2014, Shinhan Investment’s net open position related to foreign currency-related products was US$(13.8) million, and its open positions related to the sale of Won-U.S. Dollar forwards and Won-U.S. dollar futures were US$(450.6) million and US$195.6 million, respectively.

Shinhan Capital faces considerable foreign currency exchange rate exposure in respect of its leasing business, but maintains its net exposure below US$10 million by hedging its foreign exchange positions using forwards and currency swaps.

The net open foreign currency positions held by our other subsidiaries are insignificant.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2012, 2013 and 2014. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2012		2013		2014
	(In millions of US$)
U.S. Dollars	US$	165.5	US$	53.1	US$	101.6
Japanese Yen		(54.6)		(54.7)		(72.4)
Euro		2.2		1.8		(1.5)
Others		668.4		698.3		614.8

Total	US$	781.7	US$	698.5	US$	642.6

Equity Risk

Shinhan Bank’s equity risk related to trading activities mainly involves trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market and closely monitors the loss limits and the observance thereof. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2012, 2013 and 2014, Shinhan Bank held ~~W~~165.4 billion, ~~W~~64.6 billion and ~~W~~60.7 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Shinhan Investment’s equity risk related to trading activities also mainly involves the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2012, 2013 and 2014, the total amount of equity securities at risk held by Shinhan Investment was ~~W~~15.8 billion, ~~W~~16.1 billion and ~~W~~49.1 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following table presents an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, for the year ended and as of December 31, 2014. For market risk management purposes, Shinhan Bank includes in the computation of total VaR its trading portfolio in bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2014
	Average		Minimum		Maximum		As of December 31, 2014
	(In billions of Won)
Shinhan Bank:(1)
Interest rate	~~W~~	17.3	~~W~~	8.7	~~W~~	25.9	~~W~~	13.4
Foreign exchange(2)		43.9		34.9		54.4		49.4
Equities		4.3		2.5		7.4		3.4
Option volatility(3)		0.2		0.1		0.3		0.1
Less: portfolio diversification(4)		(18.7)		(5.2)		(32.3)		(13.3)

Total VaR(5)	~~W~~	47.0	~~W~~	41.0	~~W~~	55.5	~~W~~	53.0

Shinhan Investment:(1)
Interest rate	~~W~~	9.00	~~W~~	3.51	~~W~~	30.06	~~W~~	6.07
Equities		7.53		3.39		14.68		14.44
Foreign exchange		3.69		0.65		17.35		5.23
Option volatility(3)		1.92		0.22		7.04		0.71
Less: portfolio diversification(4)		(7.73)		(1.40)		(38.17)		(8.97)

Total VaR	~~W~~	14.41	~~W~~	6.37	~~W~~	30.97	~~W~~	30.97

Notes:

(1)	Shinhan Bank and Shinhan Investment’s ten-day VaR is based on a 99.9% confidence level.
(2)	Includes both trading and non-trading accounts as Shinhan Bank and Shinhan Investment manage foreign exchange risk on a total position basis.
(3)	Volatility implied from the option price using the Black-Scholes or a similar model.

(4)	Calculation of portfolio diversification effects is conducted on different days’ scenarios for different risk components. Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.
(5)	Includes trading portfolios in Shinhan Bank’s bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return.

Shinhan Bank generally manages its market risk from the trading activities of its portfolios on an aggregated basis. To control its trading portfolio market risk, Shinhan Bank uses position limits, VaR limits, stop loss limits, Greek limits and stressed loss limits. In addition, it establishes separate limits for investment securities. Shinhan Bank maintains risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Services Commission, and measures market risk from trading activities to monitor and control the risk of its operating divisions and teams that perform trading activities. Shinhan Bank manages VaR measurements and limits on a daily basis based on automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank presets limits on loss, sensitivity, investment and stress for its trading departments and desks and daily monitors such limits and observance thereof.

Value-at-risk analysis. Shinhan Bank uses ten-day and one-day VaRs to measure its market risk. Shinhan Bank calculates (i) ten-day VaRs on a daily basis based on data for the previous 12 months for the holding periods of ten days and (ii) one-day VARs on a daily basis based on data for the previous 12 months for the holding periods of one day. A ten-day VaR and one-day VaR are statistically estimated maximum amounts of loss that can occur for ten days and one day, respectively, under normal market conditions. If a VaR is measured using a 99% confidence level, the actual amount of loss may exceed the expected VaR, on average, once out of every 100 business days, while if a VaR is measured using a 99.9% confidence level, the actual amount of loss may exceed the VaR, on average, once out of 1,000 business days.

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR and stressed VAR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service. Stressed VaR reflects the potential significant loss in the current trading portfolio based on scenarios derived from a crisis simulation during the preceding 12 months. Shinhan Bank also uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. For Shinhan Bank, the actual amount of losses exceeded the one-day 99% confidence level-based VaR amount twice in 2013, by 23% on April 11, 2013 and by 73% on July 1, 2013, and once in 2014, by 58% on December 16, 2014.

Shinhan Investment currently uses the ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VAR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Investment, the actual amount of losses did not exceed the one-day 99% confidence level-based VaR amount in 2013, but exceeded such amount three times in 2014, by 5%, 21% and 49% on August 28, 2014, September 11, 2014 and November 6, 2014, respectively.

Value-at-risk is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•	VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a reliable indicator of future events, particularly those that are extreme in nature;

•	VaR may underestimate the probability of extreme market movements;

•	Shinhan Bank’s VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but such assumption regarding the length of the holding period may prove to be inadequate;

•	The 99.9% confidence level does not take into account or provide indication of any losses that might occur beyond this confidence level; and

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

Currently, Shinhan Bank and Shinhan Investment conduct back-testing of VaR results against actual outcomes on a daily basis.

Shinhan Bank operates an integrated market risk management system which manages Shinhan Bank’s Won-denominated and foreign-denominated accounts. This system uses historical simulation to measure both linear risks arising from products such as equity and debt securities and nonlinear risks arising from other products including options. We believe that this system enables Shinhan Bank to generate elaborate and consistent VaR information and to perform sensitivity analysis and back testing in order to check the validity of the models on a daily basis. Shinhan Life also measures market risks based on a VaR analysis.

Stress test. In addition to VaR, Shinhan Bank performs stress tests to measure market risk. As VaR assumes normal market situations, Shinhan Bank assesses its market risk exposure to unlikely abnormal market fluctuations through stress test. Stress test is a valuable supplement to VaR since VaR does not cover potential loss if the market moves in a manner that is outside Shinhan Bank’s normal expectations. Stress test projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio.

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test by taking into account four market risk components: foreign currency exchange rates, stock prices, and Won-denominated interest rates and foreign currency-denominated interest rates. For the worst case scenario, Shinhan Bank assumes instantaneous and simultaneous movements in four market risk components: appreciation of Won by 20%, a decrease in Korea Exchange Composite Index by 30% and increases in Won-denominated and U.S. Dollar-denominated interest rates by 200 basis points each, respectively. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio would have declined by ~~W~~317 billion as of December 31, 2014. Shinhan Bank performs stress test on a daily basis and reports the results to its Risk Policy Committee on a monthly basis and its Risk Management Committee on a quarterly basis.

Shinhan Investment uses nine scenarios for stress tests by taking into account four market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for Won-denominated loans, foreign currency exchange rates and implied volatility. As of December 31, 2014, under the worst case scenario assuming a 1% point increase in the three-year government bond yield, the market value of Shinhan Investment’s trading portfolio would have fluctuated by ~~W~~39.6 billion for one day.

Shinhan Life Insurance conducts a stress test annually based on a “bad” scenario and a “worst-case” scenario, and the results of the stress test include expected losses and impacts on capital adequacy. Shinhan Life Insurance takes preemptive measures on the basis of the results from its stress tests.

Shinhan Bank sets limits on stress testing for its overall operations. Shinhan Investment sets limits on stress testing for its overall operations as well as at its department level. Although Shinhan Life Insurance does not set any limits on stress testing, it monitors the impact of market turmoil or any abnormality. In the case of Shinhan Bank, Shinhan Investment and Shinhan Life Insurance, if the potential impact is large, their respective Chief Risk Officer may request a portfolio restructuring or other proper action.

Hedging and Derivative Market Risk

The principal objective of our group-wide hedging strategy is to manage market risk within established limits. We use derivative instruments to hedge our market risk as well as to make profits by trading derivative products within preset risk limits. Our derivative trading includes interest rate and cross-currency swaps, foreign currency forwards and futures, stock index and interest rate futures, and stock index and currency options.

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

Shinhan Bank assesses the adequacy of the fair market value of a new product derived from its internal model prior to the launch of such product. The assessment process involves the following:

•	computation of an internal dealing system market value (based on assessment by the quantitative analysis team of the adequacy of the formula and the model used to compute the market value as derived from the dealing system);

•	computation of the market value as obtained from an outside credit evaluation company; and

•	following comparison of the market value derived from an internal dealing system to that obtained from outside credit evaluation companies, determination as to whether to use the internally developed market value based on inter-departmental consensus.

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

See “Item 5.A. Operating Results — Critical Accounting Policies” and Note 3 of the notes to our consolidated financial statements.

Market risk from derivatives is not significant since derivative trading activities of Shinhan Bank and Shinhan Investment are primarily driven by arbitrage and customer deals with highly limited open trading positions. Market risk from derivatives is also not significant for Shinhan Life Insurance as its derivative trading activities are limited to those within preset risk limits and are subject to heavy regulations imposed on the insurance industry. Market risk from derivatives is not significant for our other subsidiaries since the amount of such positions by our other subsidiaries is insignificant.

Market Risk Management for Non-trading Activities

Interest Rate Risk

Interest rate risk represents Shinhan Bank’s principal market risk from non-trading activities. Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of Shinhan Bank. Shinhan Bank’s interest rate risk primarily relates to the differences between the timing of rate changes for interest-earning assets and that for interest-bearing liabilities.

Interest rate risk affects Shinhan Bank’s earnings and the economic value of Shinhan Bank’s net assets as follows:

•	Earnings: interest rate fluctuations have an effect on Shinhan Bank’s net interest income by affecting its interest-sensitive operating income and expenses.

•	Economic value of net assets: interest rate fluctuations influence Shinhan Bank’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of Shinhan Bank.

Accordingly, Shinhan Bank measures and manages interest rate risk for non-trading activities by taking into account the effects of interest rate changes on both its income and net asset value. Shinhan Bank measures and manages interest rate risk on a daily and monthly basis with respect to all interest-earning assets and interest-bearing liabilities in Shinhan Bank’s bank accounts (including derivatives denominated in Won which are principally interest rate swaps entered into for the purpose of hedging) and in trust accounts, except that Shinhan Bank measures VaRs on a monthly basis. Most of Shinhan Bank’s interest-earning assets and interest-bearing liabilities are denominated in Won.

Interest Rate Risk Management

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank monitors and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates. The Risk Policy Committee sets interest rate risk limits for Shinhan Bank’s Won-denominated and foreign currency-denominated non-trading accounts and trust accounts, and the Risk Management Committee sets Shinhan Bank’s overall interest rate risk, in both cases, at least annually. The Risk Management Department monitors Shinhan Bank’s compliance with these limits and reports the monitoring results to the Risk Policy Committee on a monthly basis and the Risk Management Committee on a quarterly basis. Shinhan Bank uses interest rate swaps to control its interest rate exposure limits.

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

Interest rate VaR cannot be meaningfully compared to the ten-day 99% confidence level based VaR (“market risk VaR”) for managing trading risk principally because (i) the underlying assets are different (namely, non-trading interest-bearing assets as well as liabilities in the case of the interest rate VaR, compared to trading assets only in the case of the market risk VaR), and (ii) interest rate VaR is sensitive to interest rate movements only while the market risk VaR is sensitive to interest rate movements as well as other factors such as foreign currency exchange rates, stock market prices and option volatility.

Even if comparison were to be made between the interest rate VaR and the interest rate portion only of the market risk VaR, we do not believe such comparison would be meaningful since the interest rate VaR examines the impact of interest rate movements on both assets and liabilities (which will likely have offsetting effects), whereas the interest rate portion of the market VaR examines the impact of interest rate movements on assets only.

Shinhan Bank uses various analytical methodologies to measure and manage its interest rate risk for non-trading activities on a daily and monthly basis, including the following analyses:

•	Interest rate gap analysis;.

•	Duration gap analysis;,

•	Market value analysis; and.

•	Net interest income simulation analysis.

Interest Rate Gap Analysis

Shinhan Bank performs an interest gap analysis to measure the difference between the amount of interest-earning assets and that of interest-bearing liabilities at each maturity and re-pricing date for specific time intervals by preparing interest rate gap tables in which Shinhan Bank’s interest-earning assets and interest-bearing liabilities are allocated to the applicable time intervals based on the expected cash flows and re-pricing dates.

On a daily basis, Shinhan Bank performs interest rate gap analysis for Won- and foreign currency-denominated assets and liabilities in its bank and trust accounts. Shinhan Bank’s gap analysis includes Won-denominated derivatives (which are interest rate swaps for the purpose of hedging) and foreign currency-denominated derivatives (which are currency swaps for the purpose of hedging), which are managed centrally at the FX & Derivatives Department. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Shinhan Bank assesses its exposure to future interest risk fluctuations. For interest rate gap analysis, Shinhan Bank assumes and uses the following maturities for different types of assets and liabilities:

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2014 for (i) Won-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging and (ii) foreign currency-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2014
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)
Interest-earning assets	~~W~~	101,077	~~W~~	46,100	~~W~~	9,662	~~W~~	11,025	~~W~~	11,221	~~W~~	17,664	~~W~~	196,749
Fixed rates		22,076		3,908		7,262		9,239		6,217		7,874		56,576
Floating rates		77,861		41,412		1,090		1,225		4,724		9,310		135,623
Interest rate swaps		1,140		780		1,310		560		280		480		4,550

Interest-bearing liabilities	~~W~~	86,329	~~W~~	30,414	~~W~~	42,006	~~W~~	13,136	~~W~~	8,103	~~W~~	14,608	~~W~~	194,595
Fixed liabilities		59,530		29,716		41,678		13,092		8,073		13,879		165,968
Floating liabilities		22,248		698		328		43		30		729		24,077
Interest rate swaps		4,550		—		—		—		—		—		4,550

Sensitivity gap	~~W~~	14,749	~~W~~	15,686	~~W~~	(32,344)	~~W~~	(2,111)	~~W~~	3,118	~~W~~	3,055	~~W~~	2,154
Cumulative gap		14,749		30,435		(1,909)		(4,020)		(902)		2,154		2,154
% of total assets		7.50%		15.47%		(0.97)%		(2.04)%		(0.46)%		1.09%		1.09%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2014
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)
Interest-earning assets	$17,372	$3,698	$3,206	$3,385	$2,092	$29,753
Interest-bearing liabilities	15,191	3,341	4,821	4,060	2,253	29,665

Sensitivity gap	2,181	357	(1,615)	(674)	(160)	88
Cumulative gap	2,181	2,538	923	249	88	88
% of total assets	7.33%	8.53%	3.10%	0.84%	0.30%	0.30%

Note:

(1)	Includes merchant banking accounts.

Duration Gap Analysis

Shinhan Bank performs a duration gap analysis to measure the differential effects of interest rate risk on the market value of its assets and liabilities by examining the difference between the durations of Shinhan Bank’s interest-earning assets and those of its interest-bearing liabilities, which durations represent their respective weighted average maturities calculated based on their respective discounted cash flows using applicable yield curves. These measurements are done on a daily basis and for each operating department, account, product and currency, the respective durations of interest-earning assets and interest-bearing liabilities.

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2014 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2014 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2014
(In months)
Interest-earning assets	9.78
Interest-bearing liabilities	9.53
Gap	0.47

Market Value Analysis

Shinhan Bank performs a market value analysis to measure changes in the market value of Shinhan Bank’s interest-earning assets compared to that of its interest-bearing liabilities based on the assumption of parallel shifts in interest rates. These measurements are done on a daily basis.

Market Value as of December 31, 2014 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2014
	Actual		1% Point Increase		Changes
	(In billions of Won)
Interest-earning assets	~~W~~	200,675	~~W~~	199,134	~~W~~	(1,541)
Interest-bearing liabilities		195,954		194,535		(1,419)
Gap		4,721		4,599		(122)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Net Interest Income Simulation

Shinhan Bank performs net interest income simulation to measure the effects of the change in interest rate on its results of operations. Such simulation uses deterministic analysis methodology to measure the estimated changes in Shinhan Bank’s annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates (assuming parallel shifts) and funding requirements. For simulations involving interest rate changes, based on the assumption that there is no change in funding requirements, Shinhan Bank applies three scenarios of parallel shifts in interest rate: (1) no change, (2) a 1% point increase in interest rates and (3) a 1% point decrease in interest rates.

The following table illustrates by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2013 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, assuming (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2013 and (b) the same interest rates as of December 31, 2014 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2014 (For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates						Change in Net Interest Income			Change in Net Interest Income
	No Change		1% Point Increase		1% Point Decrease		Amount (1% Point Increase)		% Change (1% Point Increase)	Amount (1% Point Decrease)		% Change (1% Point Decrease)
	(In billions of Won, except percentages)
Simulated interest income	~~W~~	7,074	~~W~~	8,210	~~W~~	5,938	~~W~~	1,136	16.05%	~~W~~	(1,136)	(16.05)%
Simulated interest expense		3,531		4,396		2,666		865	24.51%		(865)	(24.51)%
Net interest income		3,543		3,814		3,273		270	7.63%		(270)	(7.63)%

Note:

(1)	Includes merchant banking accounts and derivatives entered into for the purpose of hedging.

Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in non-trading accounts have a maturity structure that benefits from an increase in interest rates, because the re-pricing periods for interest-earning assets in Shinhan Bank’s non-trading accounts are, on average, shorter than those of the interest-bearing liabilities in these accounts. This is primarily due to a sustained low interest rate environment in the recent years in Korea, which resulted in a significant increase in demand for floating rate loans (which tend to have shorter maturities or re-pricing periods than fixed rate loans) as a portion of Shinhan Bank’s overall loans, which in turn led to the shortening, on average, of the maturities or re-pricing periods of Shinhan Bank’s loans on an aggregate basis. As a result, Shinhan Bank’s net interest income tends to decrease during times of a decrease in the market interest rates while the opposite is generally true during times of an increase in the market interest rates.

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2014, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches between the re-pricing dates for Shinhan Bank’s non-trading interest-earning assets including available-for-sale investment securities and those for its interest-bearing liabilities. Under the regulations of the Financial Services Commission, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2014(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	~~W~~	115	~~W~~	91	~~W~~	163	~~W~~	163

Note:

(1)	One-year VaR results with a 99.9% confidence level. Computed based on Shinhan Bank’s internal model as explained below.

The foregoing VaR was computed based on Shinhan Bank’s internal model, whereas the non-trading assets and liabilities VaR of Shinhan Bank appearing in note 4(c)(ii) to the financial statements included in this annual report was computed in accordance with the Basel Committee’s proposed standard approach. In note 4(c)(ii) to the financial statements, we did not use the internal model but instead used the Basel Committee’s proposed standard approach because in such note we presented non-trading assets and liabilities VaRs also for our other subsidiaries (namely, Shinhan Card, Shinhan Investment and Shinhan Life Insurance) and we currently do not apply the internal model to Shinhan Investment (although we are in the process of developing an internal model for Shinhan Investment as well for target completion by the end of 2015). In addition, Shinhan Bank is required to report to domestic regulators non-trading assets and liabilities VaR prepared based on both the Basel Committee’s proposed standard approach and our internal model. Therefore, in order to enhance comparability across our subsidiaries appearing in note 4(c)(ii) to the financial statements, as well as with the reports submitted to the Korean regulators, we applied the Basel Committee’s proposed standard approach for purposes of the disclosure in note 4(c)(ii) to the financial statements.

Under our internal model, non-trading assets and liabilities VaR is computed based on historical simulation at the 99.9% confidence level, namely by computing the average net present value based on the net present value distribution under historical interest rate scenarios and subtracting from such average net present value the net present value at the 0.1% percentile. In comparison, under the Basel Committee’s proposed standard approach, non-trading assets and liabilities VaR is computed by using the following formula involving the interest rate gap under different maturity time buckets, the modified duration proxy as proposed by the Basel Committee and the standard interest rate shock of 200 basis points:

Interest rate VaR =  [Interest rate gap for maturity i * Modified duration proxy of maturity i] * 200 basis points where:

Maturity i is 0 to 1 month, 1 to 3 months, 3 to 6 months, 6 to 12 months, 1 to 2 years, 2 to 3 years, 3 to 4 years, 4 to 5 years, 5 to 7 years, 7 to 10 years, 10 to 15 years, 15 to 20 years and more than 20 years;

Interest rate gap means the difference between the amount of interest sensitive assets and the amount of interest sensitive liabilities for each maturity time bucket, which is classified based on the respective interest rate reset dates (namely, (i) in the case of floating rate loans, the periodic interest rate determination dates and (ii) in the case of fixed rate loans, the interest rate reset dates, if any, or the maturity date (in the case of rollovers)); and

Modified duration proxy means the sensitivity in bond prices relating to movements in interest rates, which may substitute for interest rate gap for maturity i to calculate interest rate VaR under the standardized guidelines proposed by the Basel Committee.

Upon completion of the development and testing of the internal model for Shinhan Investment as currently expected by the end of 2015, in the corresponding note to the financial statements in future annual reports, we plan to present the VaR for interest rate risk from non-trading activities of Shinhan Bank, Shinhan Card, Shinhan Investment and Shinhan Life Insurance each based our internal model rather than based on the current mix of internal model and Basel Committee’s proposed standard approach as currently disclosed, for purposes of enhanced comparability and consistency.

Interest Rate Risk for Other Subsidiaries

Shinhan Card monitors and manages its interest rate risk for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of the impact on its earnings and net asset value from changes in interest rates. Shinhan Card primarily uses interest rate VaR and EaR analyses to measure its interest rate risk.

The interest rate VaR analysis used by Shinhan Card principally focuses on the maximum impact on its net asset value from adverse movements in interest rates and consists of (i) historical interest rate VaR analysis and (ii) interest rate gap analysis. The historical interest rate VaR analysis is made through simulation of net asset value based on the interest rate volatility over a fixed past period to produce expected future interest rate scenarios and computes the maximum value at risk at a 99.9% confidence level by analyzing the net present value distribution under each such scenario. As for interest rate gap analysis, Shinhan Card computes the value at risk based on the duration proxies and interest rate shocks for each time interval as recommended under the Basel Accord.

The interest rate EaR analysis used by Shinhan Card computes the maximum loss in net interest income for a one-year period following adverse movements in interest rates, based on an interest rate gap analysis using the time intervals and the “middle of time band” as recommended under the Basel Accord.

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

Interest rate risk for our other subsidiaries is insignificant.

Equity Risk

Substantially all of Shinhan Bank’s equity risk relates to its portfolio of common stock in Korean companies. As of December 31, 2014, Shinhan Bank held an aggregate amount of ~~W~~169 billion of equity interest in unlisted foreign companies (including ~~W~~98 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2014, Shinhan Bank held equity securities in an aggregate amount of ~~W~~2,068 billion in its non-trading accounts, including equity securities in the amount of ~~W~~419 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2014, Shinhan Bank held Won-denominated convertible bonds in an aggregate amount of ~~W~~46 billion and Won-denominated bonds with warrants in an aggregate amount of ~~W~~1.9 billion, in each case, in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds or bonds with warrants and the interest rate risk of these equity-linked securities are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

Liquidity Risk Management

Liquidity risk is the risk of insolvency, default or loss due to disparity between inflow and outflow of funds, including the risk of having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds. Each of our subsidiaries seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funds that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the group-wide level, we manage our liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, our group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, we measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Shinhan Bank applies the following basic principles for liquidity risk management:

•	raise funds in sufficient amounts, at the optimal time at reasonable costs;

•	maintain liquidity risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of an actual crisis; and

•	consider liquidity-related costs, benefits of and risks in determining the pricing of our products and services, employee performance evaluations and approval of launching of new products and services.

Each of our subsidiaries manages liquidity risk in accordance with the risk limits and guidelines established internally as well as by the relevant regulatory authorities. Pursuant to principal regulations applicable to financial holding companies and banks as promulgated by the Financial Services Commission, we, at the holding company level, are required to maintain specific Won and foreign currency liquidity ratios. These ratios require us to maintain the ratio of liquid assets to liquid liabilities above certain minimum levels.

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and a foreign currency liquidity ratio of at least 85.0%. The Financial Services Commission defines the foreign currency liquidity ratio as foreign currency-denominated liquid assets (including marketable securities) divided by foreign currency-denominated liabilities, in each case, due within three months. As for the Won liquidity ratio, the Financial Services Commission defines it as all Won-denominated assets divided by all Won-denominated liabilities, in each case, that are on the balance sheet or arise from off-balance sheet derivative transactions with outstanding maturities of less than one month, except that (i) Won-denominated trading and available-for-sale securities with outstanding maturities of one month or more are included as Won liquid assets at their fair market value to the extent that such securities are marketable and have not been provided as collateral, and (ii) Won-denominated demand deposits with no fixed maturity are included as Won liquid liabilities in an amount equal to the sum of (x) the standard deviation of the monthly weighted average balance during the preceding 12-month period multiplied by 2.33 (such product, the “non-core” deposits) and (y) 15% of “core” deposit (meaning the monthly average balance of the most recent month prior to the time of determination), less the “non-core” deposits.

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

With respect to Won-denominated demand deposits with no fixed maturity, given that a portion of the balance of such demand deposits may be withdrawn at any time, we categorize them as core deposits and non-core deposits each as defined above.

The following tables show Shinhan Bank’s liquidity status and limits for Won-denominated accounts (including derivatives and merchant banking accounts), together with a breakdown of their respective components, as of December 31, 2014 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Won-denominated accounts (including derivatives and merchant banking accounts)

Won-Denominated Accounts	0-1 Months		1-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Substandard or Below		Total
	(In billions of Won, except percentages)
Assets:	~~W~~	55,338	~~W~~	19,938	~~W~~	31,611	~~W~~	49.129	~~W~~	30,145	~~W~~	51,924	~~W~~	1,746	~~W~~	239,831
Cash and deposit		10,551		100		100		—		—		—		—		10,751
Available-for-sale securities		26,217		—		—		—		—		3,722		84		30,023
Loans		8,869		15,436		27,672		44,108		25,544		40,951		1,662		164,241
Other assets		3,607		—		—		—		—		5,673		—		9,280
Derivative assets		3,389		4,147		3,500		4,021		4,384		1,139		—		20,580
Merchant banking account assets		2,706		256		339		1,000		217		439		—		4,957
Liabilities:		45,259		24,236		29,102		43,808		15,505		59,869		—		217,779
Deposits (including certificates of deposit)		28,531		19,273		23,927		36,531		5,965		49,477		—		163,703
Borrowings		3,050		290		88		142		608		1,913		—		6,090
Debt securities		122		620		2,084		2,960		4,520		2,233		—		12,540
Other liabilities		6,289		—		—		—		—		3,955		—		10,244
Derivatives liabilities		3,542		4,054		3,003		4,175		4,412		1,092		—		20,278
Merchant banking account liabilities		3,724		—		—		—		—		1,199		—		4,924
Liquidity gap		10,080
Liquidity ratio		122.27%
Limit		100%

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

For the most part, the criteria used for determining the remaining maturities on these two sections are the same, the primary exception being in respect of demand deposits. Under IFRS, all demand deposits are categorized as having maturities of less than one month; however, under the Banking Regulations, demand deposits are categorized as having maturities of less than one month in an amount equal to the sum of (x) the non-core deposits and (y) 15% of core deposits. Shinhan Bank’s total demand deposit balance as of December 31, 2014 was ~~W~~62,085 billion of which ~~W~~55,866 billion was classified as core deposits and ~~W~~14,736 billion was classified as Won liquid liabilities (namely, liabilities with maturities of less than one month based on the formula under the Banking Regulations).

Shinhan Bank’s Treasury Department is in charge of liquidity risk management with respect to Shinhan Bank’s Won and foreign currency funds. The Treasury Department submits Shinhan Bank’s monthly funding and asset management plans to Shinhan Bank’s Asset and Liability Committee for approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and maturity structures of Shinhan Bank’s assets and liabilities. Shinhan Bank’s Risk Management Department measures Shinhan Bank’s liquidity ratio and liquidity gap ratio on a daily basis and reports on a monthly basis whether they are in compliance with the limits to Shinhan Bank’s Risk Policy Committee, which sets and monitors Shinhan Bank’s liquidity ratio and liquidity gap ratio.

The following tables show Shinhan Bank’s liquidity status and limits for foreign currency-denominated accounts (including derivatives and merchant banking accounts) as of December 31, 2014 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s foreign currency-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2014
Foreign Currency Denominated Accounts:	7 Days or Less	1 Month or Less	3 Months or Less	6 Months or Less	12 Months or Less	Total Before Sub-Standard or Below(1)	Sub- Standard or Below	Total
	(In millions of US$, except percentages)
Assets:	$8,259	$15,285	$25,309	$34,587	$42,735	$52,795	$93	$52,888
Liabilities	5,838	11,388	19,473	26,310	36,437	52,198	—	52,198
For three months or less:
Assets			25,309
Liabilities			19,473
Liquidity ratio			129.97%
Limit			85.00%

Note:

(1)	Cumulative total of accounts, including accounts over one year, but excluding accounts that are sub-standard or below.

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

In addition, Shinhan Card manages liquidity risk by setting and complying with specific guidelines for various measures of liquidity, including the breakdown of contractual payment obligations by maturity, overseas funding, the ratio of asset-backed securitized borrowings to the total borrowing, the ratio of requisite liquidity to reserve liquidity, and the ratio of fixed interest rate borrowings to floating interest rate borrowings. Furthermore, Shinhan Card closely monitors various indicators of a potential liquidity crisis, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio. Shinhan Card also has contingency plans in place in case of any emergency or crisis. In managing its liquidity risk, Shinhan Card focuses on a prompt response system based on periodic monitoring of the relevant early signals, stress testing and contingency plan formulations. Shinhan Card identifies its funding needs on a daily, monthly, quarterly and annual basis based on the maturity schedule of its liabilities as well as short-term liquidity needs, based upon which it formulates its funding plans using diverse sources such as corporate debentures, commercial papers, asset-backed securitizations and credit line facilities. When entering into asset-backed securitizations, Shinhan Card provides sufficient credit enhancements to avoid triggering early amortization events. In addition, prior to entering into any funding transaction and related derivative transaction, Shinhan Card conducts pre-transaction risk analyses, including in respect of counterparty credit risk and its total exposure limit by country and by financial institution.

Shinhan Card also manages its liquidity risk within the limits set on Won accounts in accordance with the regulations of the Financial Services Commission. Under the Specialized Credit Financial Business Act and the regulations thereunder, credit card companies in Korea are required to maintain a Won liquidity ratio of at least 100.0%.

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2014 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Total
	(In billions of Won, except percentages)
Assets	~~W~~	2,249	~~W~~	9,959	~~W~~	14,584	~~W~~	16,822	~~W~~	19,009	~~W~~	3,463	~~W~~	22,472
Liabilities		683		2,752		3,014		4,196		6,298		16,672		22,970
Liquidity ratio						483.79%

Shinhan Investment manages its liquidity risk for its Won-denominated accounts by setting a limit of ~~W~~100 billion on each of its seven-day and one-month liquidity gap, a limit of 110% on its three-months liquidity ratio and a limit of ~~W~~8 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Investment manages the liquidity risk on a quarterly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the one-week and one-month maturity mismatch ratios to be 0% and -10% or less, respectively, and the three months liquidity ratio to be 80% or higher.

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

In addition to liquidity risk management under the normal market situations, we have contingency plans to effectively cope with possible liquidity crisis. Liquidity crisis arises when we would not be able to effectively manage the situations with our normal liquidity management measures due to, among other reasons, inability to access our normal sources of funds or epidemic withdrawals of deposits as a result of various external or internal factors, including a collapse in the financial markets or abrupt deterioration of our credit. We have contingency plans corresponding to different stages of liquidity crisis: namely, “alert stage,” “imminent-crisis stage” and “crisis stage,” based on the following liquidity indices:

•	indices that reflect the market movements such as interest rates and stock prices;

•	indices that reflect financial market sentiments, an example being the size of money market funds; and

•	indices that reflect our internal liquidity condition.

Operational Risk Management

Operational risk is difficult to quantify and subject to different definitions. The Basel Committee defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from other external events. Similarly, we define operational risk as the risks related to our overall management other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error, non-adherence to policy and procedures, fraud, inadequate internal controls and procedures or environmental changes and resulting in financial and non-financial loss. We monitor and assess operational risks related to our business operations, including administrative risk, information technology risk (including cyber security risk), managerial risk and legal risk, with a view to minimizing such losses.

Our holding company’s Audit Committee, which consists of four outside directors, two of whom are accounting or financial experts as required by internal control regulations under the Financial Holding Company Act, oversees and monitors our operational compliance with legal and regulatory requirements. The Audit Committee also oversees management’s operations and may, at any time it deems appropriate, demand additional operations-related reporting from management and inspects our asset condition. At the holding company level, we define each subsidiary’s operational process and establish an internal review system applicable to each subsidiary. Each subsidiary’s operational risk is internally monitored and managed at the subsidiary level and the Group Internal Audit Department at our holding company, which reports to our Audit Committee, continuously monitors the integrity of our subsidiaries’ operational risk management system. Our holding company’s board of directors and the Group Risk Management Committee establish our basic policies for operational risk management at the group level. The Group Internal Audit Department at our holding company is directly responsible for overseeing our operational risk management with a focus on legal, regulatory, operational and reputational risks. The Group Internal Audit Department audits both our and our subsidiaries’ operations and asset condition in accordance to our annual audit plan, which is approved by the Audit Committee, and submits regular reports to the Audit Committee pursuant to our internal reporting system. If the Group Internal Audit Department discovers any non-compliance with operational risk procedures or areas of weaknesses, it promptly alerts the business department in respect of which such non-compliance was discovered and demands implementation of corrective measures. Implementation of such corrective measures is subsequently reviewed by the Group Internal Audit Department.

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

The operational risk management system of Shinhan Bank is managed by the operational risk team under the Risk Management Department. The current system principally consists of risk control self-assessment, risk quantification using key risk indicators, loss data collection, scenario management and operational risk capital measurement. Shinhan Bank operates several educational and awareness programs designed to have all of its employees to be familiar with this system. In addition, Shinhan Bank has a designated operational risk manager at each of its departments and branch offices, who serves as a coordinator between the operational risk team at the headquarters and the employees in the front office and seeking to provide centralized feedback to further improve the operational risk management system.

As of December 31, 2014, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 196 key risk indicators.

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

Shinhan Bank’s Audit Committee and Audit Department supervise and perform the following audits:

•	general audits, including full-scale audits performed annually for the overall operations, sectional audits of selected operations performed as needed, and periodic and irregular spot audits;

•	special audits, performed when the Audit Committee or standing auditor deems it necessary or pursuant to requests by the chief executive officer or supervisory authorities such as the Financial Supervisory Service;

•	day-to-day audits, performed by the standing auditor for material transactions or operations that are subject to approval by the heads of Shinhan Bank’s operational departments or senior executives;

•	real-time monitoring audits, performed by the computerized audit system to identify any irregular transactions and take any necessary actions; and

•	self-audits as a self-check by each operational department to ensure its compliance with our business regulations and policies, which include daily audits, monthly audits and special audits.

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

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, in July 2012, the Financial Supervisory Service issued an institutional warning in relation to an embezzlement case involving Dongah on the grounds that there were misconduct in payment of funds held in the trust account and mismanagement of internal control. For detailed description of the Dongah case, please see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

The Financial Supervisory Service conducted a comprehensive audit of Shinhan Bank from November to December 2012, and in July 2013, notified Shinhan Bank of an institutional caution, imposed disciplinary actions against 65 Shinhan Bank employees and assessed a fine of ~~W~~87.5 million after finding that Shinhan Bank had illegally monitored customer accounts, breached confidentiality with respect to certain financial transactions and violated its obligation to disclose and report an investment in an affiliated company to the Financial Services Commission. Furthermore, in March 2013 the Financial Supervisory Service conducted a special audit of Shinhan Bank as to an alleged malfunctioning of its financial computer network and in December 2013, notified Shinhan Bank of an institutional caution and imposed disciplinary actions against five Shinhan Bank employees after finding that Shinhan Bank did not properly maintain its information technology administrator account and vaccine server.

The Financial Supervisory Service also conducted a special audit of Shinhan Card, together with BC Card and KB Kookmin Card, from June to July 2013, in relation to alleged imperfect sales of insurance products, and in March 2014, issued an institutional warning against each of the three credit card companies based on a finding that card customers were provided inadequate or misleading disclosures regarding the risks relating to such products at the time of sale. The Financial Supervisory Service also imposed disciplinary actions against three Shinhan Card employees and assessed a fine of ~~W~~10 million against Shinhan Card as well as similar sanctions against BC Card and KB Kookmin Card. In December 2014, the Financial Supervisory Service also issued institutional cautions against Shinhan Life for selling insurance products without adequate disclosure and for incomplete payments of agency fees, together with a fine of ~~W~~338 million in relation to the former case.

We consider legal risk as a part of operational risk. The uncertainty of the enforceability of obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea changes and many new laws and regulations governing the banking industry remain untested. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. The Compliance Department operates Shinhan Financial Group’s compliance system. This system is designed to ensure that all employees of Shinhan Financial Group and its subsidiaries comply with the relevant laws and regulations. The compliance system’s main function is to monitor the degree of improvement in compliance with the relevant laws and regulations, maintain internal controls (including ensuring that each department has established proper internal policies and that it complies with those policies) and educate employees about observance of the relevant laws and regulations. The Compliance Department also supervises the management, execution and performance of self-audits.

Upgrades of Risk Management System

Our recent material upgrades in relation to risk management systems are as follows.

Shinhan Bank

In order to strengthen risk management of its overseas subsidiaries and effectively comply with local and domestic regulations, Shinhan Bank is in the process of laying out a global risk management system network, which records the risk data of its overseas subsidiaries. Shinhan Bank seeks to leverage the development of this system for further overseas expansion and stable growth of existing overseas subsidiaries. To-date, Shinhan Bank has completed the development of such system for its subsidiaries in China, Japan, Vietnam, the United States, Canada and India and plans to expand the application of this system to its other overseas subsidiaries.

Shinhan Bank has also completed development of a system to calculate stressed VaR based on Basel II standards in order to prepare for stress situations such as the global financial crisis in 2008. Shinhan Bank has received approval for such system from the Financial Supervisory Service and has been implemented since 2012.

In 2012, Shinhan Bank developed a system for improving collection and recovery of bad assets through enhanced loss given default (“LGD”) data processing. In addition, in 2012, Shinhan Bank received approvals from the Financial Supervisory Service for upgrades to its credit evaluation modeling for risk assessment of small- to medium-sized enterprises that are not required to be audited by outside accounting firms and for SOHOs, which upgrades related to accounting for in the credit profiles of the heads of such enterprises and SOHOs. In addition, in 2013, Shinhan Bank obtained approval from the Financial Supervisory Service to use an internal evaluation model with respect to Basel II credit risks related to Shinhan Bank’s retail SOHO exposures. In 2014, Shinhan Bank further upgraded the credit evaluation modeling for risk assessment of small- and medium-size enterprises that are not required to be audited by outside accounting firms by entirely revamping the modeling for enterprises subject to outside audits, enterprises that are not subject to outside auditors and enterprise heads. Such upgraded modeling was approved by the Financial Supervisory Service and Shinhan Bank began implementation of the upgraded system since 2014.

Shinhan Bank also upgraded the asset and liability management system in 2012 in order to timely comply with Basel III, IFRS and other regulatory requirements as well as to upgrade the quality of risk-related data. In 2014, Shinhan Bank upgraded the liquidity coverage ratio and net stable funding ratio systems under Basel III in order to facilitate daily measurement and efficient management.

Following the approval by the Financial Supervisory Service of the advanced measurement approach for risk management, Shinhan Bank has re-established the operational risk management system in order to further enhance its operational risk management capabilities.

Shinhan Card

In 2012, Shinhan Card completed further upgrades to its credit risk measurement system in satisfaction of the Basel II standards, as well as other regulatory requirements and internal needs in order to address the ongoing volatility in the economic and regulatory environment.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on May 28, 2014, Law No. 10361). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.

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

(a)	the sum of:

(i)	in the case of a financial holding company, the shareholders’ equity as defined under Article 24-3, Section 7(2) of the Presidential Decree of the Financial Holding Companies Act, which represents the difference between the total assets less total liabilities on the balance sheet as of the end of the most recent quarter;

(ii)	in the case of a bank, the shareholders’ equity as defined under Article 2, Section 1(5) of the Bank Act, which represents the sum of Tier I and Tier II capital amounts determined according to the standards set by the BIS;

(iii)	in the case of a merchant bank, the capital amount as defined in Article 2, Section (1) of the Financial Investment Services and Capital Markets Act;

(iv)	in the case of a financial investment company, the shareholders’ equity as defined under Article 37, Section 3 of the Presidential Decree of the Financial Investment Services and Capital Markets Act, which represents the total shareholders’ equity as adjusted as determined by the Financial Services Commission, such as the amount of increase or decrease in paid-in capital after the end of the most recent fiscal year;

(v)	in the case of an insurance company, the shareholders’ equity as defined under Article 2, Section 15 of the Insurance Act, which represents the sum of items designated by the Presidential Decree, such as paid-in-capital, capital surplus, earned surplus and any equivalent items, less the value of good will and other equivalent items;

(vi)	in the case of a mutual savings bank, the shareholders’ equity as defined under Article 2, Section 4 of the Mutual Savings Bank Act, which represents the sum of Tier I and Tier II capital amounts determined in accordance with the standards set by the Bank for International Settlements; and

(vii)	in the case of a credit card company or a specialty credit provider, the shareholders’ equity as defined under Article 2, Section 19 of the Specialized Credit Financial Business Act, which represents the sum of the items designated by the Presidential Decree, such as paid-in-capital, capital surplus, earned surplus and any equivalent items;

(b)	less the sum of:

(i)	the amount of shares in direct and indirect subsidiaries held by the financial holding company;

(ii)	the amount of shares in the direct and indirect subsidiaries that are cross-held by such subsidiaries; and

(iii)	the amount of shares in the financial holding company held by its direct and indirect subsidiaries.

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

However, “non-financial business group companies” (as defined below) may not acquire beneficial ownership of shares of a bank holding company in excess of 4% of such financial holding company’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of such financial holding company’s outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. In addition, any person (whether a Korean national or a foreigner), with the exception of non-financial business group companies described above, may also acquire in excess of 10% of total voting shares issued and outstanding of a financial holding company which controls national bank, provided that an approval from the Financial Services Commission is obtained in instances where the total holding exceeds 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such bank holding company.

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

If the Korean government deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the government may order:

•	admonition, warnings or reprimands with respect to our officers and employees;

•	capital increases or reductions;

•	suspension of officers from performing their duties and appointment of custodians;

•	stock cancellations or consolidations;

•	transfers of a part or all of business;

•	sale of assets;

•	closures of subsidiaries or branch offices or downsizing of offices / workforce.

•	mergers or becoming a subsidiary under the Financial Holding Companies Act of a financial holding company;

•	acquisition of a bank by a third party;

•	suspensions of a part or all of business operation; and

•	assignments of contractual rights and obligations relating to financial transactions.

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

Under the Banking Act, the capital of a bank is divided into two categories: Tier I and Tier II capital. Tier I capital (core capital) consists of (i) Tier I common equity capital including paid-in capital, capital surplus and retained earnings related to common equity and accumulated other comprehensive gains and losses, and (ii) other Tier I capital, including paid-in capital and capital surplus related to hybrid Tier I capital instruments that, among other things, qualify as contingent capital and are subordinated to subordinated debt. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in securities, allowance for bad debts set aside for loans classified as “normal” or “precautionary,” perpetual subordinated debt, cumulative preferred shares, redeemable preferred shares (with a right to redeem after the fifth anniversary of the date of issuance) and certain other subordinated debt.

All banks must meet standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with the Financial Services Commission requirements that have been formulated based on the BIS Standards. These standards were adopted and became effective in 1996. Under these regulations, all domestic banks and foreign bank branches were required to meet the minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%. In July and September 2013, the Financial Services Commission promulgated amended regulations implementing Basel III in Korea, pursuant to which Korean banks and bank holding companies are required to maintain a minimum ratio of Tier I common equity capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement of a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019.

Under the Regulation on the Supervision of the Banking Business and the Detailed Regulations promulgated thereunder, Korean banks apply the following risk-weight ratios in respect of their home mortgage loans:

(1) for those banks adopting a standardized approach for calculating credit risk capital requirements, the risk-weight ratio of 35% (if the loan is fully secured by a first ranking mortgage) and 50% (in the case of high-risk home mortgage loans); and

(2) for those banks adopting an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined in the Detailed Regulations on the Supervision of the Banking Business.

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

Liquidity

All banks are required to match the maturities of their assets and liabilities in accordance with the Banking Act in order to ensure adequate liquidity. Banks may not invest in excess of an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a period remaining to maturity of over three years. However, this restriction does not apply to government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea.

The Financial Services Commission requires each Korean bank to maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within one month) of not less than 100% and to make monthly reports to the Financial Supervisory Service. The Financial Services Commission also requires each Korean bank to (1) maintain a liquidity coverage ratio of 80% or higher from January 1, 2015 until December 31, 2015 with such minimum liquidity coverage ratio to increase in increments of 5% per year to 100% by 2019, by holding a stock of highly-liquid assets with a value equal to or greater than such bank’s total net cash outflows over a month period, subject to certain exceptions, (2) maintain a foreign-currency liquidity ratio due within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 85%, (3) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than negative 3%, (4) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%, and (5) submit monthly reports with respect to the maintenance of these ratios. The Financial Services Commission also requires each Korean bank to submit monthly reports with respect to its compliance with these ratios.

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

Loan-to-Deposit Ratio

In 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The Regulation on the Supervision of the Banking Business, which was amended as of August 18, 2010 and became effective on January 1, 2014, requires banks with Won-denominated loans of more than ~~W~~2 trillion in value to maintain a ratio of Won-denominated loans to Won-denominated deposits lower than 1:1. In practice, however, the Financial Supervisory Service instructed relevant banks to comply with this newly enacted loan-to-deposit ratio by the end of June 2012. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2014 was 98.0%.

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

Lending to Small- and Medium-sized Enterprises

When commercial banks (including Shinhan Bank) make Won-denominated loans to certain start-up, venture, innovative and other strategic small- and medium-sized enterprises specially designated by the Bank of Korea as “priority borrowers”, the Bank of Korea generally provides the underlying funding to these banks at concessionary rates for up to 50% of all such loans made to the priority borrowers subject to a monthly-adjusted limit prescribed by the Bank of Korea (currently ~~W~~5 trillion) provided that if such loans to priority borrowers made by all commercial banks exceed the prescribed limit for a given month, the concessionary funding for the following month will be allocated to each commercial bank in proportion to such bank’s lending to priority borrowers two months prior to the time of such allocation, which has the effect that, if a particular bank lags other banks in making loans to priority borrowers, the amount of funding such bank can receive from the Bank of Korea at concessionary rates will be proportionately reduced.

Disclosure of Management Performance

For the purpose of enforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Services Commission requires commercial banks to disclose certain matters as follows:

•	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits) except where the loan exposure to a single business group is not more than ~~W~~4 billion;

•	occurrence of any financial event involving embezzlement, malfeasance or misappropriation of funds, for which the damage amount is expected to exceed ~~W~~1 billion, or the Governor of the Financial Supervisory Service has made a public announcement regarding such an occurrence; and

•	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month except where the loss is not more than ~~W~~1 billion.

Restrictions on Lending

According to the Banking Act, commercial banks are prohibited from making any of the following categories of loans:

•	loans made directly or indirectly on the pledge of a bank’s own shares (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans made directly or indirectly to enable a natural or a legal person to buy the bank’s own shares; and

•	loans made to any of the bank’s officers or employees other than de minimis loans of up to (1) ~~W~~20 million in the case of a general loan, (2) ~~W~~50 million in the case of a general loan plus a housing loan, or (3) ~~W~~60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission implemented a number of changes in recent years to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. Due to a rapid increase in the number of loans secured by homes and other forms of housing, the Financial Services Commission and the Financial Supervisory Service implemented regulations designed to curtail extension of new or refinanced loans secured by housing, including the following:

•	as to loans secured by collateral of housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 60%;

•	as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (excluding apartments) located in areas of high speculation, in each case, as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than three years should not exceed 50% and (ii) the loan-to-value ratio for loans with a maturity of more than three years should not exceed 60%;

•	as to loans secured by collateral of housing (regardless of housing type or location) to be amortized over the period of ten years, the loan-to-value ratio should not exceed 70%; provided, that the loans (i) have a fixed rate of interest with (a) redemption period/term of not more than one year and (b) debt-to income ratio of not more than 40%, and (ii) within one year, have either (x) plans for sale to Korea Housing Finance Corporation, or (y) separate securitization plans;

•	as to loans secured by apartments located in areas of high speculation as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than ten years should not exceed 40%; and (ii) the loan-to-value ratio for loans with a maturity of more than ten years should not exceed (a) 40%, if the price of such apartment is over ~~W~~600 million, and (b) 60%, if the price of such apartment is ~~W~~600 million or lower;

•	as to loans secured by apartments with appraisal value of more than ~~W~~600 million in areas of high speculation as designated by the government or certain metropolitan areas designated as areas of excessive investment by the government, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such apartment(s) and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) should not exceed 40%;

•	as to apartments located in areas of high speculation as designated by the government, a borrower is permitted to have only one new loan secured by such apartment;

•	where a borrower has two or more loans secured by apartments located in areas of high speculation as designated by the government, the loan with the earliest maturity date must be repaid first and the number of loans must be eventually reduced to one; and

•	in the case of a borrower (i) whose spouse already has a loan secured by housing or (ii) who is single and under 30 years old, the debt-to-income ratio of the borrower in respect of loans secured by apartment(s) located in areas of high speculation as designated by the government should not exceed 40%.

Restrictions on Investments in Property

A bank may possess real estate property if and only to the extent necessary for conducting its business; provided that the aggregate value of such real estate property must not exceed 60% of the sum of its Tier I and Tier II capital (less any capital deductions). Any property acquired by a bank (1) through the exercise of its rights as a secured party or (2) the acquisition of which is prohibited by the Banking Act must be disposed of within one year, subject to certain exceptions.

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

Restrictions on Bank Ownership

Under the Banking Act, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Banking Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies — namely, (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group; (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than ~~W~~2 trillion; (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding; (4) a private equity fund (under the Financial Investment Services and Capital Markets Act) where (i) the general partner of such private equity fund, (ii) the limited partner whose equity holding ratio in such private equity fund is 18% or more, or (iii) the limited partners, being member companies of a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act, whose aggregate equity holding ratio in such private equity fund is 36% or more falls under either of item (1) to (3) above; or (5) a special purpose company of a private equity fund where a private equity fund, as described in item (4) above, owns 4% or more of the special purpose company’s issued and outstanding shares or has actual control over the major business affairs of the special purpose company through, for example, appointment and dismissal of the officers — may not acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares, and must obtain the approval of the Financial Services Commission in order to acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares if, through such acquisition, the non-financial business group companies become the largest shareholder of such bank or have actual control over the major business affairs of such bank through the methods set out in the Enforcement Decree of the Banking Act such as appointment and dismissal of the officers; provided that such non-financial business group companies may acquire beneficial ownership of:

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

Recently, regulatory authorities are encouraging financial institutions to lower the automatic teller machines (“ATM”) usage fees in order to decrease the financial expense burden on consumers. Further, in light of the increasing household debt, regulatory authorities are encouraging financial institutions to gradually increase the proportion of the principal of retail loans that are subject to the fixed interest rates from the currently effective proportion of 10% of the principal amount to 15% and 30% by 2012 and 2016, respectively.

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

Under the Financial Investment Service Regulations, as amended effective as of December 12, 2014, the soundness requirement of financial investment companies changed from the previous net operating equity ratio requirement to a net equity ratio requirement. The net equity ratio is calculated according to the following formula:

Net Equity Ratio = (Net Operating Equity – Total Risk) / Equity Capital Maintenance Requirement for Each Service Unit

The terms “Net Operating Equity” and “Total Risk” for the purpose of the above-stated formula are defined and elaborated in the regulations of the Financial Services Commission. Generally, the Net Operating Equity, the Total Risk and the Equity Capital Maintenance Requirement for Each Service Unit are to be calculated according to the following formula:

Net Operating Equity = Net assets (total assets – total liabilities) – the total of items that may be deducted + the total of items that may be added;

Total Risk = market risk + counterparty risk + management risk; and

Equity Capital Maintenance Requirement for Each Service Unit = Mandatory Equity Capital to be Required for Each Licensed Service Unit × 70%

The regulations of the Financial Services Commission requires, among other things, financial investment companies to maintain the net equity ratio at a level equal to or higher than 100% at the end of the each quarter of the fiscal year.

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

Regulations on Class Actions Regarding Securities

The Law on Class Actions Regarding Securities was enacted as of January 20, 2004 and last amended on May 28, 2013. The Law on Class Actions Regarding Securities governs class actions suits instituted by one or more representative plaintiff(s) on behalf of 50 or more persons who claim to have been damaged in a capital markets transaction involving securities issued by a listed company in Korea.

Applicable causes of action with respect to such suits include:

•	claims for damages caused by misleading information contained in a securities statement;

•	claims for damages caused by the filing of a misleading business report, semi-annual report, or quarterly report;

•	claims for damages caused by insider trading or market manipulation; and

•	claims instituted against auditors for damages caused by accounting irregularities.

Any such class action may be instituted upon approval from the presiding court and the outcome of such class action will have a binding effect on all potential plaintiffs who have not joined the action, with the exception of those who have filed an opt out notice with such court.

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

The final rules also include requirements relating to overall risk management and debt-to-equity limits for the U.S. operations of FBOs. Implementation of the final rules began June 1, 2014 with the most significant requirements to be implemented beginning July 1, 2016. Rules imposing single counterparty credit limits and early remediation requirements on FBOs have yet to be finalized. We are currently assessing the full impact of these enhanced prudential requirements on our business.

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

In order for our U.S. bank subsidiary to be classified as “well capitalized”, which is necessary in order for us to maintain our financial holding company status, it must have a Tier I leverage ratio of at least 5%, a Tier I risk-

based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Furthermore, banks are generally encouraged to maintain even higher levels of capital during the current period of economic difficulty.

As of December 31, 2014, Shinhan Bank America exceeded all of the capital ratio standards for a well capitalized bank with a Tier I leverage ratio of 13.41%, a Tier I risk-based capital ratio of 18.83% and a total risk-based capital ratio of 20.80%.

The current FDIC capital adequacy guidelines will be modified in accordance with “Basel III”. In July 2013, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency issued final rules (the “Final Rules”) that substantially revise the federal banking agencies’ current capital rules and implement Basel III. The Final Rules, among other things, narrow the definition of capital, and increase capital requirements for specific exposures. They also include higher capital ratio requirements. In addition, consistent with the Dodd-Frank Act, they remove references to, or requirements of reliance on, credit ratings in the capital rules and replace them with alternative standards of creditworthiness. Shinhan Bank America has been subject to the Final Rules since January 1, 2015 and its current capital ratios satisfy the requirements set forth in the Final Rules.

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

Brokered Deposits. Under federal law and applicable regulations, (i) a well capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. Shinhan Bank America had an aggregate amount of US$5 million of brokered deposits outstanding at December 31, 2014.

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

Shinhan Investment America Inc. is regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (“FINRA”). Our U.S. subsidiaries are also regulated by some or all of the NYSE, the Municipal Securities Rulemaking Board, the U.S. Department of the Treasury, the Federal Reserve, and the Commodities Futures Trading Commission. In addition, the U.S. states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

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

As of the date hereof, we have 13 direct and 18 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Asia Limited (incorporated in Hong Kong);

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Khmer Bank PLC (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	LLP MFO Shinhan Finance (incorporated in Kazakhstan);

•	Shinhan Investment Corp., USA Inc. (incorporated in the United States);

•	Shinhan Investment Corp., Asia Ltd. (incorporated in Hong Kong); and

•	Shinhan BNP Paribas Asset Management (Hong Kong) Limited (incorporated in Hong Kong).

ITEM 4.D.	Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	20, Sejong-daero 9-gil, Jung-gu, Seoul 100-724, Korea	59,519	5,418
Shinhan Investment Corp.	23-2, Youido-dong, Youngdungpo-gu, Seoul, Korea 150-312	70,170	4,765
Shinhan Centennial Building	117, Samgak-dong, Jung-gu, Seoul, Korea	19,697	1,389
Shinhan Bank Gwanggyo Branch	14, 1-ga, Namdaemun-ro, Jung-gu, Seoul, Korea	16,727	6,783
Shinhan Myongdong Branch	53-1, 1-ga, Myong-dong, Jung-gu, Seoul, Korea	8,936	1,014
Shinhan Youngdungpo Branch	57, 4-ga, Youngdungpo-dong, Youngdungpo-gu, Seoul, Korea	6,171	1,983
Shinhan Back Office Support Center	781, Janghang-dong, Ilsan-gu, Goyang-si, Gyeonggi-do, Korea	24,496	5,856
Shinhan Bank Back Office and Call Center	731, Yoksam-dong, Gangnam-gu, Seoul, Korea	23,374	7,964
Shinhan Bank Back Office and Storage Center	1074, Yongam-dong, Sangdang-gu, Cheongju-Si, Chungcheongbuk-do, Korea	6,019	5,376
Shinhan Card Yoksam-Dong Building	790-5, Yoksam-dong, Gangnam-gu, Seoul, Korea	7,348	1,185
Shinhan Data Center	23-2, Jukjeon-dong, Suji-gu, Yongin, Gyeonggi-do, Korea	44,676	9,114

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2014, Shinhan Bank had a countrywide network of 901 branches. Approximately 25.2% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. As of December 31, 2014, Jeju Bank had 38 branches of which we own 18 of the buildings in which the facilities are located, representing 47.4% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.

As of December 31, 2014, Shinhan Card had 33 branches, all but one of which was leased. Lease terms are generally from one to two years. We also lease Shinhan Card’s headquarters for a term of five years. As of December 31, 2014, Shinhan Investment had a nationwide network of 95 branches of which we own six of the buildings in which the facilities are located, representing 6.3% of its total branches in Korea. Lease terms are generally from one to two years. As of December 31, 2014, Shinhan Life had 186 branches which we leased for a term of generally one to two years.

The net book value of all the properties owned by us at December 31, 2014 was ~~W~~2,742 billion. We do not own any material properties outside of Korea.

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

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the largest financial services provider in Korea as measured by total assets as of December 31, 2014 and operate the third largest banking business (as measured by consolidated total assets as of December 31, 2014) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2014) in Korea.

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

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowances for loan losses and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. In addition, the continuing slump in the real estate market and the shipbuilding and shipping industries has led to increased delinquency among our corporate borrowers in the construction, real estate leasing, shipbuilding and shipping industries (and in certain cases, even insolvency, corporate restructurings and/or voluntary arrangements with creditors, as was the case for the current and former member companies of the STX Group, Keangnam Enterprises and Dongbu Steel, to each of which we have limited exposure). While we have sought to actively reduce our exposure to such troubled industries through preemptive risk management policies, we cannot assure you that we will not experience further loan losses from borrowers in these industries since the quality of their assets may further deteriorate due to the continued slump in these industries or for other reasons. Shinhan Bank’s delinquency ratio (based on one or more month of delinquency) increased from 0.48% in 2010 to 0.60% in 2011 and 0.61% in 2012, before decreasing to 0.39% in 2013 and decreasing further to 0.31% in 2014 primarily due to Shinhan Bank’s active efforts to reduce its exposure to such troubled industries and other at-risk borrowers through preemptive risk management policies and increased lending to borrowers with high-quality credit profiles as part of Shinhan Bank’s strategic initiative to improve its asset quality. As for Shinhan Card, its delinquency ratio under the Financial Services Commission guidelines increased from 2.01% in 2010 to 2.27% in 2011 and 2.64% in 2012 largely as a result of an increase in its assets, before stabilizing to 2.15% and 2.18% in 2013 and 2014, respectively, largely as a result of its enhanced preemptive risk management and controlled asset growth as well as the sale of large non-performing loans to improve its asset quality.

We derive most of our income from interest earned on our corporate and retail loans, net of funding costs (which primarily consist of interest payable on customer deposits). Net interest income is largely a function of the average volume of loans and the net interest spread thereon.

In 2013, the average volume of retail loans increased by 5.8% from 2012 largely due to an increase in long-term housing rental deposit loans in tandem with a rise in long-term housing rental prices and an increase in retail loans to high quality customers such as police officers and government employees, which more than offset a decrease in new home purchase mortgage loans due to the continued uncertainty in the outlook for the Korean housing market. In 2013, the average volume of corporate loans increased by 2.6%, largely because corporate borrowers increasingly resorted to debenture issuances through capital markets rather than bank borrowings as their primary funding source due to the ample liquidity in the Korean financial sector and low interest rates available for such debentures. In 2014, the average volume of retail loans grew by 6.1% from 2013, largely due to a continued increase in lending to borrowers with high credit profiles and government employees with relatively strong job security (such as police officers and firefighters) as part of our strategic initiative to increase the volume of lending while maintaining or improving the profit margin and asset quality for such lending, an increase in the volume of long-term housing rental deposit loans in tandem with a growing preference for long-term housing rental in lieu of home ownership due in part to the continued uncertainty in the outlook for the Korean real property market, and a substantial increase in the volume of housing mortgage loans in the second half of 2014 following the series of Government plans to stimulate the general economy and the real estate market through various monetary, fiscal and deregulatory measures as announced in the second half of 2014. In 2014, the average volume of corporate loans increased by 4.7% from 2013, largely due to relatively stable growth in loans to small- to medium-sized enterprises (which mainly resulted from heightened marketing focus on the good-quality smaller-sized enterprises that are not required to be audited by outside directors) and loans to large corporations (which mainly resulted from an increase in demand for facility loans and acquisition financing).
From 2012 to 2013, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased (with the former decreasing more than the latter due to the difference in relative maturity profiles) while the average balance increased for both interest-earning assets and interest-bearing liabilities. Largely due to the greater decrease in the average yield on interest-earning assets compared to that for the average rate on interest-bearing liabilities, Shinhan Bank’s net interest income decreased by 8.7% from ~~W~~4,768 billion in 2012 to ~~W~~4,351 billion in 2013. Net interest income after provision for loan losses amounted to ~~W~~3,950 billion and ~~W~~3,677 billion in 2012 and 2013, respectively. Shinhan Bank’s operating income also decreased by 17.2% from ~~W~~2,078 billion in 2012 to ~~W~~1,720 billion in 2013.

From 2013 to 2014, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased (with the former decreasing more than the latter due to the difference in relative maturity profiles), including as a result of the decreases in the base interest rate set by the Bank of Korea in August and October 2014, while the average balance increased for both interest-earning assets and interest-bearing liabilities. While the base rate decreases in 2014 had the impact of substantially narrowing the interest rate spread, such impact was largely offset by the increase in the average balance of loans as discussed above. As a result, Shinhan Bank’s net interest income remained relatively stable from ~~W~~4,351 billion in 2013 to ~~W~~4,367 billion in 2014. Net interest income after provision for loan losses increased by 6.1% from ~~W~~3,677 billion in 2013 to ~~W~~3,903 billion in 2014 due to a decrease in provisioning in reflection of the improvement of Shinhan Bank’s overall asset quality. Shinhan Bank’s operating income increased by 4.5% from ~~W~~1,720 billion in 2013 to ~~W~~1,797 billion in 2014.

As for Shinhan Card, its operating revenue is largely dependent on the transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general Korean economy, such as general consumer spending patterns in Korea. Shinhan Card’s operating revenues remained largely stable from ~~W~~4,599 billion in 2012 to ~~W~~4,615 billion in 2013 and to ~~W~~4,597 billion in 2014, in each case, largely due to increase in merchant fees collected due to an increase in the volume of credit purchases (especially through check cards), as well as an increase in the volume of credit card loans, which were substantially offset by a decrease in the volume of cash advances. The volume of cash advances has been in a steady decline since 2013 after we ceased allowing installment repayments and a revolving facility for cash advances; partly as a result of a substitution effect, credit card loans have increased instead.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2014 and our current outlook for 2015 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2015.

Recent Developments and Outlook for Korean Economy

During 2014, the global economy underwent divergent paths of growth, with the U.S. economy showing signs of stable and robust growth starting in the second half, while the rest of the world, such as China, Japan and Europe, experienced anemic growth or slowdown. Partly as a result of such developments, the U.S. government ended the quantitative easing program while China, Japan and Europe are likely to continue, if not strengthen, expansionary monetary policies. We expect such divergence to continue in 2015. As for the Korean economy in 2014, it suffered a temporary slowdown in the first half due to the Sewol ferry incident which chilled consumer spending, but rebounded to a limited extent on the back of the government’s stimulus policies in the second half.

In 2015, we expect that the Korean economy will post limited growth assuming continuation of expansionary monetary policies by the Korean government and growth in exports, particularly into the United States. However, significant uncertainties remain, including in the form of the magnitude and speed of the tightening of the money supply by the U.S. government, potential deflation in the Euro zone, slowdown in Chinese and other emerging market economies and the escalation of geopolitical concerns surrounding the Middle East and Russia, and the ensuing risks for the international financial markets and the global economy, any of which may have a material adverse effect on the Korean economy.

As for interest rate movements, in 2014 market interest rates generally declined in Korea due to sluggish domestic demand, low inflation level and inflow of foreign capital. In 2015, there was a further base interest rate decrease by the Bank of Korea to a historic low of 1.75%. In light of such development and also the projected modest growth of Korean economy in 2015, we expect that the low interest rate environment will generally continue in 2015, assuming all other things equal, including no sudden and substantial monetary tightening by governments in the United States and other major economies for policy or other reasons.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

In 2014, major commercial banks in Korea generally experienced modest growth in terms of assets and revenues, principally due to a rebound in demand for loans from retail and corporate customers. The asset quality also improved to a limited extent in terms of both delinquency and non-performing loan ratio. However, net interest margin generally tightened for the commercial banks largely due to a decrease in the base rates set by the Korean government as well as intensifying competition among Korean banks, particularly in relation to certain qualified fixed rate and installment payment loans.

In 2015, we expect Korean commercial banks to post modest loan growth in tandem with the expected growth in the overall Korean economy. We also expect the asset quality for Korean commercial banks to remain largely stable in 2015 in light of preemptive debt restructuring and conservative provisioning over the recent years. However, in the case of a sharp or sustained rise in interest rates including as a result of a monetary tightening by the U.S. government as currently expected, credit risk may significantly increase in light of the high level of household debt in Korea.

We are currently not aware of any major regulatory developments that may adversely affect the commercial banking industry in Korea. However, the prolonged low-interest rate environment has limited opportunities for commercial banks to generate profit by taking advantage of the differences between deposits and loans, and has fueled intense competition among major commercial banks for quality customers. Furthermore, as online service providers with large-scale user networks, such as Daum Kakao, make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech”, competition for online customers is growing not just among commercial banks, but also from online service providers. Accordingly, the commercial banks are facing increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Credit Cards

In 2014, credit companies in Korea generally experienced steady growth in profitability and stable asset quality, largely due to steadfast retail spending, cost-cutting measures undertaken by the credit card companies and stabilization in the delinquency ratio, notwithstanding the chilling effect of the Sewol ferry accident on consumer sentiment and the suspension of operation for certain card companies following accidental leaks of customer data.

In 2015, we expect that the credit card companies will continue to record stable revenue and asset growth in tandem with the growth in the overall Korean economy following fiscal and monetary stimulus by the Korean government. However, the expected rise in the cost of funding following the anticipated increase in base interest rates and the risk of aggressive marketing, particularly among credit card companies in the mid- to lower-tiers, may undercut the profitability of the credit card companies. In addition, given the already high level of household debt, an increase in interest rates may adversely impact the borrower’s ability to repay and hence lead to an increase in delinquency.

On the regulatory side, the Korean financial regulators continue to introduce measures designed to enhance protection of financial service consumers, and particularly so in the aftermath of the accidental leaks of customer data by certain credit card companies in 2014. As for the competition, competition is expected to remain intense given that the Korean credit card market is mature and saturated and as the mobile payment systems being introduced by online service providers become more prevalent.

Securities

In 2014, securities companies in Korea experienced a slight turnaround after years of difficulties related to decreases in trading volume and brokerage fee rates, largely due to a rise in the KOSPI index in the second half and an increase in sales of equity/debt-linked products in part as a result of the sustained low-interest rate environment in Korea. However, the Korean securities brokerage industry remains overcrowded, and competition remains intense, particularly in the traditional securities brokerage services, although there recently has been an increase in consumer appetite for structured investment products, such as equity/debt-linked products.

In 2015, we expect the securities companies on average to experience improvements in profitability largely as a result of growth in the overall Korean economy and cost-savings from redundancy elimination in the workforce, but only to a limited extent in light of the expected loss in valuation and decrease in sales of fixed income securities in the case of a rise in the base interest rates. In addition, we expect that securities companies that can offer competitive new products, particularly in the area of investment products with a mid-range risk/return profile, will reap the majority of the benefits.

On the regulatory side, the Korean financial regulators are considering measures to curb self-regulation in margin lending, while liberalizing the procedures and processes for licensing and other government approvals, incentivizing initial public offerings for promising ventures and creating opportunities for scalable investment banking through integration of investment services. On the competitive side, we expect competition to remain intense as the securities brokerage industry is already overcrowded with relatively low barriers of entry, although the industry is showing some signs of consolidation (such as the sale of Woori Investment & Securities to NH Securities, the proposed sale of several small- to medium-sized securities brokerage firms and the acquisition of TongYang Securities by Yuanta Securities of Taiwan), which may improve, even if slightly, the competitive landscape for Korean securities brokerage firms in the future.

Life Insurance

In 2014, life insurance companies in Korea generally showed signs of normalization concerning revenues, driven largely by rising demand for endowment health insurance products. However, the low interest rate environment continued to hurt the profitability of these companies, particularly with respect to certain annuities and saving products which yielded negative net interest margin, despite cost saving efforts by the insurance companies, including redundancy elimination in workforce and branch network.

In 2015, we expect life insurance companies to experience improvements in revenues and profitability in tandem with growth in the overall Korean economy. However, the direction and magnitude of interest rate movements will remain critical and the insurance companies will increasingly be forced to look for additional opportunities for income, such as through endowment insurance, innovative products for the elderly and privately funded insurance, and enhance risk management and funding management policies given the likelihood of a sustained low-interest rate environment.

We are currently not aware of any major regulatory developments that may adversely affect the life insurance industry in Korea. On the competitive side, competition is expected to remain intense as the life insurance industry in Korea is mature and saturated, and the ability to offer differentiated services in order to attract the growing population of the elderly and the retirees’ products will continue to be an ever important competitive factor.

Asset Management

In 2014, the asset management companies generally experienced growth in the size of assets under management largely due to increased demand for their services from corporate customers, despite an increase in redemption by retail customers. However, given that the asset management services for corporate customers generally yield low rates of fees, the growth in profitability was limited.

In 2015, we expect that asset management companies will face greater divergence in terms of profitability as the markets are likely to experience greater turbulence in the face of a sustained low interest rate environment, which typically heightens customers’ sensitivity to the rates of return and hence their loyalty to a particular asset manage service provider.

The asset management service industry is highly volatile and sensitive to the general trends in the overall cycles in the general economy and financial markets. Competition for this industry is likely to remain intense given the relatively low barriers of entry and the difficulty to differentiate services. On the regulatory side, the Korean government has recently announced that it may liberalize the rules of pension fund management. Such development may create business opportunities for asset management service providers, particularly in the area of dividend-paying pension management products.

In 2015, we anticipate the following areas to be important for the growth and profitability of asset management companies: stronger disclosure policies and practices in response to the anticipated adoption by the Government of stricter measures for financial consumer protection, enhanced asset management capabilities in the face of expected volatilities in interest rates and equity market indices and product differentiation strategies (particularly for structured investment products) to meet growing customer demand for diversified investment portfolios and stable returns on investments.

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

The financial supervisory authorities have submitted a proposal to the legislature which would consolidate three types of specialized credit services, namely, equipment and facilities leasing, installment finance and new technology finance, in order to bolster the capacity of specialized credit providers to support corporate finance. We expect that specialized credit providers will continue to focus their efforts on finding new business opportunities, including by expanding the new technology finance segment and selective overseas expansions.

Interest Rates

Interest rate movements, in terms of magnitude and timing as well as their relative impacts on our assets and liabilities, have a significant impact on our net interest margins and profitability, particularly with respect to its financial products that are sensitive to such movements. For example, if the interest rates applicable to Shinhan Bank’s loans (which are recorded as our assets) decrease at a faster pace or by a thicker margin, or increase at a slower pace or by a thinner margin, compared to the interest rates applicable to its deposits (which are recorded as our liabilities), Shinhan Bank’s net interest margin will shrink and its profitability will be negatively affected. In addition, the relative size and composition of Shinhan Bank’s variable rate loans and deposits (as compared to our fixed rate loan and deposits) may also impact Shinhan Bank’s net interest margin. Furthermore, the difference in the average term of Shinhan Bank’s interest-earning assets (primarily loans) compared to its interest-bearing liabilities (primarily deposits) may also impact its net interest margin. For example, since Shinhan Bank’s deposits currently have a longer term, on average, than that of its loans, its deposits are on average less sensitive to movements in the base interest rates on which its deposits and loans tend to be pegged, and therefore, an increase in the base interest rates tends to increase its net interest margin while a decrease in the base interest rates tends to have the opposite effect. Since Shinhan Bank is one of our principal operating subsidiaries, its net interest margin and profitability have a substantial effect on ours. While we continually manage our assets and liabilities to minimize our exposure to the interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner.

The interest rate charged to customers by our banking subsidiaries is based, in part, on the “cost of funding index”, or COFIX, which is published by the Korean Federation of Banks. COFIX is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of nine major Korean banks (comprised of Kookmin Bank, Shinhan Bank, Woori Bank, Hana Bank, Korea Exchange Bank, Nonghyup Bank, Industrial Bank of Korea, Citibank Korea and Standard Chartered Bank Korea). Each bank then independently determines the interest rate applicable to its respective customers by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. These interest rates are typically adjusted on a monthly basis.

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance-Based(4)	COFIX New Borrowing-Based(5)
June 30, 2010	4.77	3.86	2.46	3.95	2.89
December 31, 2010	4.27	3.38	2.80	3.72	3.10
June 30, 2011	4.49	3.76	3.57	3.88	3.66
December 31, 2011	4.21	3.34	3.55	3.95	3.69
June 30, 2012	3.87	3.30	3.54	3.91	3.63
December 31, 2012	3.29	2.82	2.89	3.57	3.01
June 30, 2013	3.31	2.88	2.69	3.17	2.66
December 31, 2013	3.29	2.86	2.66	2.91	2.60
June 30, 2014	3.10	2.68	2.65	2.79	2.59
December 31, 2014	2.43	2.10	2.13	2.58	2.10

Source: Korea Securities Dealers Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.

(5)	Measured based on the weighted average of the borrowing rates for new funding for each month made by the commercial banks that are subject of the COFIX reporting.

Changes in Accounting Policies

Classification of hybrid financial instruments by the holder

Prior to 2014, we had previously classified our investments in hybrid financial instruments as investments in equity securities from the holder’s perspective. In 2014, we determined that the host contract of a hybrid financial instruments can be classified as either equity or debt instruments based on the interpretation letter issued by the Korea Accounting Institute. Accordingly, we reclassified hybrid bonds, of which total face value is ~~W~~130 billion as of December 31, 2014, held for investment purposes by Shinhan Life Insurance from equity securities to debt securities because the purpose of investment by Shinhan Life Insurance was to invest in debt securities for asset-liability management purpose. We have applied the changes in accounting policy retrospectively and restated the comparative prior year financial statements and the relevant disclosures in notes to the consolidated financial statements. See note 48 to the financial statements included in this annual report for the effect of the change in accounting policy.

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

Investments in Associates and Joint Arrangements (Collectively, “Associates”)

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

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modelling. In adjusting the future cash flow by historical modelling, the result has to be in line with changes and trends of observable data (e.g., impairment loss of collective assets and unemployment rate, asset price, commodity price, payment status and other variables representing the size of implement loss). Methodologies and assumptions used to estimate future cash flow are reviewed on a regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

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

Net Investment in a Foreign Operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

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

Average Balance Sheet and Volume and Rate Analysis

Average Balance Sheet and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, in 2012, 2013 and 2014.

	Year Ended December 31,
	2012(1)					2013(1)					2014
	Average Balance(2)		Interest Income/ Expense		Yield / Rate	Average Balance(2)		Interest Income/ Expense		Yield / Rate	Average Balance(2)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks	~~W~~	12,080	~~W~~	247	2.04%	~~W~~	13,917	~~W~~	201	1.44%	~~W~~	16,118	~~W~~	237		1.47%
Trading assets		17,378		515	2.96		19,037		531	2.79		23,267		620		2.67
Loans(3)
Retail loans		70,974		3,847	5.42		75,069		3,487	4.65		79,642		3,340		4.19
Corporate loans		102,800		5,280	5.14		105,482		4,664	4.42		110,460		4,465		4.04
Public and other loans		3,591		195	5.43		2,821		131	4.64		2,343		100		4.27
Loans to banks		5,215		153	2.93		4,824		122	2.54		4,296		106		2.47
Credit card loans		17,508		1,834	10.48		17,436		1,764	10.12		17,574		1,703		9.69

Total loans		200,088		11,309	5.65		205,632		10,168	4.94		214,315		9,714		4.53

Securities(4)
Available-for-sale financial assets		30,566		1,154	3.78		30,471		985	3.23		28,105		826		2.94
Held-to-maturity financial assets		11,793		595	5.05		11,187		528	4.72		12,160		522		4.29

Total securities		42,359		1,749	4.13		41,658		1,513	3.63		40,265		1,348		3.35

Other interest-earning assets		—		179	—		—		178	—		—		142		—

Total interest-earning assets	~~W~~	271,905	~~W~~	13,999	5.15%	~~W~~	280,244	~~W~~	12,591	4.49%	~~W~~	293,965	~~W~~	12,061	~~W~~	4.10%

Non-interest-earning assets
Cash and due from banks	~~W~~	2,661				~~W~~	2,601				~~W~~	2,417
Derivative assets		2,094					1,789					1,630
Available-for-sale financial assets		4,389					4,046					3,333
Property and equipment and intangible assets		7,732					7,393					7,375
Other non-interest-earning assets		14,081					14,151					15,336

Total non-interest-earning assets	~~W~~	30,957				~~W~~	29,980				~~W~~	30,091

Total assets	~~W~~	302,862	~~W~~	13,999		~~W~~	310,224	~~W~~	12,591		~~W~~	324,056	~~W~~	12,061

	Year Ended December 31,
	2012(1)					2013(1)					2014
	Average Balance(2)		Interest Income/ Expense		Yield / Rate	Average Balance(2)		Interest Income/ Expense		Yield / Rate	Average Balance(2)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	~~W~~	17,233	~~W~~	118	0.68%	~~W~~	19,531	~~W~~	126	0.65%	~~W~~	21,871	~~W~~	124	0.57%
Savings deposits		38,655		478	1.24		40,139		387	0.96		45,622		395	0.87
Time deposits		109,743		3,980	3.63		112,134		3,367	3.00		112,469		2,902	2.58
Other deposits		1,875		61	3.25		1,680		34	2.01		2,151		28	1.32

Total interest-bearing deposits		167,506		4,637	2.77		173,484		3,914	2.26		182,113		3,449	1.89

Trading Liabilities		—		—	—		—		—	—		3		—	—
Borrowings		22,258		565	2.54		21,730		468	2.16		22,283		444	1.99
Debt securities issued		39,938		1,740	4.36		38,251		1,521	3.98		36,544		1,302	3.56
Other interest-bearing liabilities		1,367		77	5.63		2,098		83	3.93		1,993		76	3.80

Total interest-bearing liabilities	~~W~~	231,069	~~W~~	7,019	3.04%	~~W~~	235,563	~~W~~	5,986	2.54%	~~W~~	242,936	~~W~~	5,271	2.17%

Non-interest-bearing liabilities
Non-interest-bearing deposits	~~W~~	2,459				~~W~~	2,669				~~W~~	2,872
Derivatives liabilities		1,811					1,788					1,793
Insurance liabilities		12,053					14,592					16,714
Other non-interest-bearing liabilities		27,263					26,355					29,401

Total non-interest-bearing liabilities	~~W~~	43,586				~~W~~	45,404				~~W~~	50,780

Total liabilities	~~W~~	274,655	~~W~~	7,019		~~W~~	280,967	~~W~~	5,986		~~W~~	293,716	~~W~~	5,271

Total equity attributable to equity holder of the Group		25,728					26,974					28,620
Non-controlling interest		2,479					2,283					1,720

Total liabilities and equity	~~W~~	302,862	~~W~~	7,019		~~W~~	310,224	~~W~~	5,986		~~W~~	324,056	~~W~~	5,271

Net interest spread(5)					2.11%					1.95%					1.93%
Net interest margin(6)					2.57%					2.36%					2.31%
Average asset liability ratio(7)					117.67%					118.97%					121.01%

Notes:

(1)	The amounts for 2012 and 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.
(2)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(3)	Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current.
(4)	Average balance of and yield on securities are based on book value.
(5)	Represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.
(6)	Represents the ratio of net interest income to average interest-earning assets.
(7)	Represents the ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2014 compared to 2013 and (ii) 2013 compared to 2012. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change.

	From 2013 to 2014 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	32	~~W~~	4	~~W~~	36
Trading assets		114		(25)		89
Loans:
Retail loans		205		(352)		(147)
Corporate loans		213		(412)		(199)
Public and other loans		(21)		(10)		(31)
Loans to banks		(13)		(3)		(16)
Credit card loans		14		(75)		(61)

Total loans		398		(852)		(454)

Securities:
Available-for-sale financial assets		(73)		(86)		(159)
Held-to-maturity financial assets		44		(50)		(6)

Total securities		(29)		(136)		(165)

Other interest-earning assets		—		(36)		(36)

Total interest income	~~W~~	515	~~W~~	(1,045)	~~W~~	(530)

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	14	~~W~~	(16)	~~W~~	(2)
Savings deposits		50		(42)		8
Time deposits		10		(475)		(465)
Other deposits		8		(14)		(6)

Total interest-bearing deposits		82		(547)		(465)

Borrowings		12		(36)		(24)
Debt securities issued		(66)		(153)		(219)
Other interest-bearing liabilities		(4)		(3)		(7)

Total interest expense	~~W~~	24	~~W~~	(739)	~~W~~	(715)

Net increase (decrease) in net interest	~~W~~	491	~~W~~	(306)	~~W~~	185

	From 2012 to 2013 Interest Increase (Decrease) Due to Change in
	Volume(1)		Rate(1)		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	34	~~W~~	(80)	~~W~~	(46)
Trading assets		47		(31)		16
Loans:
Retail loans		213		(573)		(360)
Corporate loans		135		(751)		(616)
Public and other loans		(38)		(26)		(64)
Loans to banks		(11)		(20)		(31)
Credit card loans		(7)		(63)		(70)

Total loans	~~W~~	292	~~W~~	(1,433)	~~W~~	(1,141)

Securities:
Available-for-sale financial assets		(4)		(165)		(169)
Held-to-maturity financial assets		(30)		(37)		(67)

Total securities		(34)		(202)		(236)

Other interest-earning assets		—		(1)		(1)

Total interest income	~~W~~	339	~~W~~	(1,747)	~~W~~	(1,408)

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	15	~~W~~	(7)	~~W~~	8
Savings deposits		18		(109)		(91)
Time deposits		85		(698)		(613)
Other deposits		(6)		(21)		(27)

Total interest-bearing deposits	~~W~~	112	~~W~~	(835)	~~W~~	(723)

Borrowings		(13)		(84)		(97)
Debt securities issued		(71)		(148)		(219)
Other interest-bearing liabilities		33		(27)		6

Total interest expense	~~W~~	61	~~W~~	(1,094)	~~W~~	(1,033)

Net increase (decrease) in net interest	~~W~~	278	~~W~~	(653)	~~W~~	(375)

Note:

(1)	The amounts for 2012 and 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.

Results of Operations

2014 Compared to 2013

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2013(1)		2014		% Change
	(In billions of Won, except percentages)
Net interest income	~~W~~	6,605	~~W~~	6,790	2.8%
Net fees and commission income		1,387		1,469	5.9
Net other operating income (expense)		(5,360)		(5,604)	4.6

Operating income	~~W~~	2,632	~~W~~	2,655	0.9%

Note:

(1)	The amounts for 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2013(1)		2014		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	~~W~~	201	~~W~~	237	17.9%
Trading assets		493		583	18.3
Financial assets designated at fair value through profit or loss		38		37	(2.6)
Loans		10,168		9,714	(4.5)
Available-for-sale financial assets		985		826	(16.1)
Held-to-maturity financial assets		528		522	(1.1)
Other interest income		178		142	(20.2)

Total interest income	~~W~~	12,591	~~W~~	12,061	(4.2)%

Interest expense:
Deposits	~~W~~	3,914	~~W~~	3,449	(11.9)%
Borrowings		468		444	(5.1)
Debt securities issued		1,521		1,302	(14.4)
Other interest expense		83		76	(8.4)

Total interest expense	~~W~~	5,986	~~W~~	5,271	(11.9)%

Net interest income	~~W~~	6,605	~~W~~	6,790	2.8%

Net interest margin(2)		2.36%		2.31%	(2.0)%

Notes:

(1)	The amounts for 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.
(2)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest income. The 4.2% decrease in interest income was due primarily to a decrease in interest on loans. Interest on loans decreased by 4.5% from ~~W~~10,168 billion in 2013 to ~~W~~9,714 billion in 2014, primarily as a result of a decrease in the average lending rate from 4.94% in 2013 to 4.53% in 2014 largely as a result of a general decrease in market interest rates in reflection of the lowering of the base interest rate by the Bank of Korea and the ample liquidity in the Korean financial sector, which was partially offset by a 4.22% increase in the average balance of total loans from ~~W~~205,632 billion in 2013 to ~~W~~214,315 billion in 2014 due to an increase in the average balance of both retail and corporate loans following targeted loan growth in select strategic customer segments.

Interest income from retail loans decreased by 4.22% from ~~W~~3,487 billion in 2013 to ~~W~~3,340 billion in 2014, primarily due to a decrease in the average lending rate for retail loans from 4.65% in 2013 to 4.19% in 2014, which was partially offset by a 6.09% increase in the average balance of retail loans from ~~W~~75,069 billion in 2013 to ~~W~~79,642 billion in 2014. The average lending rate for retail loans decreased largely as a result of a decrease in the base rate set by the Bank of Korea, which largely determines the market rates for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans. The average balance of retail loans increased principally as a result of a continued increase in lending to borrowers with high credit profiles and government employees with relatively strong job security (such as police officers and firefighters) as part of our strategic initiative to increase the volume of lending while maintaining or improving the profit margin and asset quality for such lending, an increase in the volume of long-term housing rental deposit loans in tandem with a growing preference for long-term housing rental in lieu of home ownership due in part to the continued uncertainty in the Korean real property market, and a substantial increase in the volume of secured housing loans in the second half of 2014 following the series of Government plans to stimulate the general economy and the real estate market through various monetary, fiscal and deregulatory measures as announced in the second half of 2014.

Interest income from corporate loans decreased by 4.27% from ~~W~~4,664 billion in 2013 to ~~W~~4,465 billion in 2014, which was primarily due to a decrease in the average lending rate for corporate loans from 4.42% in 2013 to 4.04% in 2014, which was partially offset by a 4.72% increase in the average balance of such loans from ~~W~~105,482 billion in 2013 to ~~W~~110,460 billion in 2014. The average lending rate for corporate loans decreased largely as a result of a general decrease in market interest rates in reflection of the lowering of the base rate by the government and the ample liquidity in the Korean financial sector. The average balance of corporate loans increased principally as a result of an increase in loans to SOHO and small- and medium-sized enterprise borrowers with quality credit profiles as part of our strategic lending policies as well as the launch of new loan products for SOHO and small- and medium-sized enterprises in general at relatively affordable rates in line with the Government’s policy initiative to assist and support such enterprises, as well as an increase in working capital loans to large corporations to meet their short-term financing needs.

Interest expense. Interest expense decreased by 11.9% from ~~W~~5,986 billion in 2013 to ~~W~~5,271 billion in 2014, due primarily to a 11.9% decrease in interest expense on deposits from ~~W~~3,914 billion in 2013 to ~~W~~3,449 billion in 2014 and a 14.4% decrease in interest expense on debt securities issued from ~~W~~1,521 billion in 2013 to ~~W~~1,302 billion in 2014.

The decrease in interest expense on deposits was due to a decrease in the average interest rate payable on deposits from 2.26% in 2013 to 1.89% in 2014, which was partially offset by a 4.97% increase in the average balance of deposits from ~~W~~173,484 billion in 2013 to ~~W~~182,113 billion in 2014. The increase in the average balance of deposits was primarily due to a 11.98% increase in the average balance of demand deposits from ~~W~~19,531 billion in 2013 to ~~W~~21,871 billion in 2014 and a 13.66% increase in the average balance of savings deposits from ~~W~~40,139 billion in 2013 to ~~W~~45,622 billion in 2014 while the average balance of time deposits, which represents the substantial majority of deposits, remained largely stable from ~~W~~112,134 billion in 2013 to ~~W~~112,469 billion in 2014. The increase in the average balance of demand deposits was largely due to an increase in newly opened demand deposit accounts (including accounts for automatic deposit of salaries and credit card settlements) mainly as a result of our active cross-selling efforts, as well as the increased use of check cards. The increase in the average balance of savings deposits was largely due to an increase in savings deposits by government and government-affiliated agencies. The decrease in the average interest rate payable on deposits resulted mainly from a decrease in the average interest rate payable on time deposits from 3.00% in 2013 to 2.58% in 2014. The average interest rate payable on time deposits decreased largely as a result of a general decrease in market interest rates attributable to the decrease in the base interest rate set by the Bank of Korea and ample liquidity in the Korean financial sector.

The decrease in interest expense on debt securities issued was due to a decrease in the average interest rate payable on debt securities from 3.98% in 2013 to 3.56% in 2014, and a 4.46% decrease in the average balance of debt securities from ~~W~~38,251 billion in 2013 to ~~W~~36,544 billion in 2014. The average interest rate payable on debt securities issued decreased largely as a result of a general decrease in market interest rates in reflection of the lowering of the base rate by the Bank of Korea and the ample liquidity in the Korean financial sector. The average balance of debt securities issued decreased largely as a result of the increase in the average balance of deposits, which reduced our need to source funding through issuance of debt securities, which bear higher interest rates.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin decreased by five basis points from 2.36% in 2013 to 2.31% in 2014, due to a 4.90% increase in the average volume of interest-earning assets from ~~W~~280,244 billion in 2013 to ~~W~~293,965 billion in 2014 and a decrease by two basis points in net interest spread from 1.95% in 2013 to 1.93% in 2014. Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased from 2013 to 2014 primarily due to a 39 basis points decrease in the average rate of interest receivable on interest-earning assets (principally consisting of loans) from 4.49% in 2013 to 4.10% in 2014 primarily resulting from the decrease in base interest rates set by the Bank of Korea from 2.50% in 2013 to 2.00% in 2014, which more than offset a 37 basis points decrease in the average rate of interest paid on interest-bearing liabilities from 2.54% in 2013 to 2.17% in 2014 primarily due to a decrease in the average interest rate payable on deposits from 2.26% in 2013 to 1.89% in 2014 and a decrease in the average interest rate payable on debt securities issued from 3.98% in 2013 to 3.56% in 2014, in each case, for reasons discussed above. In general, as was the case in 2013, a decrease in the base rates set by the Bank of Korea tend to decrease our net interest margin since our deposits (on which we pay interest) have, on average, a longer maturity profile than our loans (from which we receive interest) do and are therefore less sensitive to movements in base and market interest rates. See “— Overview — Interest Rates.”

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2013		2014		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	67	~~W~~	63	(6.0)%
Commission received as electronic charge receipt		132		135	2.3
Brokerage fees		329		321	(2.4)
Commission received as agency		213		191	(10.3)
Investment banking fees		45		50	11.1
Commission received in foreign exchange activities		143		143	—
Asset management fees		51		61	19.6
Credit card fees		2,106		2,201	4.5
Others		404		396	(2.0)

Total fees and commission income	~~W~~	3,490	~~W~~	3,561	2.0%

Fees and commission expense:
Credit-related fees	~~W~~	38	~~W~~	33	(13.2)%
Credit card fees		1,726		1,726	—
Others		339		333	(1.8)

Total fees and commission expense		2,103		2,092	(0.5)

Net fees and commission income	~~W~~	1,387	~~W~~	1,469	5.9%

Net fees and commission income increased by 5.9% from ~~W~~1,387 billion in 2013 to ~~W~~1,469 billion in 2014, primarily as a result of a 4.5% increase in credit card fees from ~~W~~2,106 billion in 2013 to ~~W~~2,201 billion in 2014, which was partially offset by a 10.3% decrease in commission received as agency.

The increase in credit card fees was principally attributable to an increase in the average credit card balance, which was partially offset by a decrease in the rate of fees we charge on merchants. The decrease in commission received as agency was principally attributable to a result of a temporary suspension of telemarketing activities by Shinhan Card as part of a sanction from the financial regulators applicable to all credit card companies in Korea (including Shinhan Card) following the leakage of personal customer information by credit card companies, as well as a decrease in fees for asset-backed securitization services related to mobile phone installment receivables due to a reduction of such securitizations in following a change in telecommunication law in Korea.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2013(1)		2014		% Change
	(In billions of Won, except percentages)
Net insurance loss	~~W~~	(383)	~~W~~	(413)	7.8%
Dividend income		156		176	12.8
Net trading income		75		262	N/M
Net foreign currency transaction gain		296		224	(24.3)
Net loss on financial instruments designated at fair value through profit or loss		(122)		(361)	N/M
Net gain on sale of available-for-sale financial assets		701		681	(2.9)
Impairment loss on financial assets		(1,340)		(1,174)	(12.4)
General and administrative expenses		(4,203)		(4,463)	6.2
Others		(540)		(536)	(0.7)

Other operating income (expense)	~~W~~	(5,360)	~~W~~	(5,604)	4.6%

N/M = not meaningful

Note:

(1)	The amounts for 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.

Net other operating expenses increased by 4.6% to ~~W~~5,604 billion in 2014 from ~~W~~5,360 billion in 2013, primarily as a result of a 6.2% increase in general and administrative expenses and a significant increase in net loss on financial instruments designated at fair value through profit or loss , which were partially offset by a significant increase in net trading income and a 12.4% decrease in impairment loss on financial assets.

General and administrative expenses increased by 6.2% from ~~W~~4,203 billion in 2013 to ~~W~~4,463 billion in 2014 principally due to an increase in performance pays, an increase related to termination benefits arising from voluntary retirement programs and performance and an increase in taxes and dues related to the contribution of funds to a government-sponsored program to replace old credit card payment terminals for low-income merchants.

Net loss on financial instruments designated at fair value through profit or loss increased significantly from ~~W~~122 billion in 2013 to ~~W~~361 billion in 2014, largely as a result of a significant increase in valuation losses on equity-linked securities mainly as a result of an increase in volatility in the Korean stock market indices. However, the net economic effect from such loss is negligible since we hedge substantially all of our equity-linked securities and such loss is therefore offset for the most part by net trading income from valuation gains from related derivative products.

Net trading income increased significantly from ~~W~~75 billion in 2013 to ~~W~~262 billion in 2014, largely as a result of valuation gains on short-term financial instruments and trading gains from the disposal thereof following the decrease in the base and market interest rates.

Impairment loss on financial assets decreased primarily for reasons further discussed below.

Impairment Loss on Financial Assets

The following table sets forth for the periods indicated the impairment loss by type of financial asset.

	Year Ended December 31,
	2013		2014		% Change
	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	140	~~W~~	153	9.3%
Corporate		613		358	(41.6)
Credit card		339		387	14.2
Others		(10)		(3)	(70.0)

Subtotal		1,082		895	(17.3)
Securities(1)		215		230	7.0
Others		43		49	14.0

Total impairment loss on financial assets	~~W~~	1,340	~~W~~	1,174	(12.4)%

Note:

(1)	Consist of available-for-sale financial assets.

Impairment loss on financial assets decreased by 12.4% from ~~W~~1,340 billion in 2013 to ~~W~~1,174 billion in 2014 principally due to a 17.3% decrease in impairment on loans from ~~W~~1,082 billion in 2013 to ~~W~~895 billion in 2014, which mainly resulted from:

•	a 41.6% decrease in impairment loss on corporate loans from ~~W~~613 billion in 2013 to ~~W~~358 billion in 2014 principally due to a decrease in delinquency among corporate borrowers resulting from our enhanced risk management policy and ongoing efforts to increase the overall asset quality of our corporate loans by focusing on SOHOs and small- to medium- sized enterprises with high quality credit;

which was partially offset by:

•	a 14.2% increase in impairment loss on credit card loans from ~~W~~339 billion in 2013 to ~~W~~387 billion in 2014 principally due to an increase in allowance for credit card loan losses (largely resulting from an increase in the average balance of credit card receivables) and an increase in bad debt expenses (largely resulting from a reduction in recovery of written-off receivables due to aging); and

•	a 9.3% increase in impairment loss on retail loans from ~~W~~140 billion in 2013 to ~~W~~153 billion in 2014 principally due to the preemptive sale of loans showing signs of asset quality deterioration as part of the Bank’s risk management policy to improve its overall asset quality.

Income Tax Expense

Income tax expense increased by 7.53% from ~~W~~621 billion in 2013 to ~~W~~668 billion in 2014 as a result of the increase in our taxable income. Our effective rate of income tax remained largely stable from 23.2% in 2013 to 23.3% in 2014.

Net Income for the Period

As a result of the foregoing, our net income for the period increased by 7.02% from ~~W~~2,055 billion in 2013 to ~~W~~2,200 billion in 2014.

Other Comprehensive Income for the Period

	Year Ended December 31,
	2013(1)		2014		% Change
	(In billions of Won, except percentages)
Items that will be reclassified to profit or loss:
Foreign currency translation differences for foreign operations	~~W~~	(58)	~~W~~	(13)	(77.6)%
Net change in fair value of available-for-sale financial assets		(269)		136	N/M
Equity in other comprehensive income of associates		(5)		6	N/M
Net change in unrealized fair value of cash flow hedges		6		(16)	N/M
Other Comprehensive income (loss) of separate account		(2)		6	N/M

		(328)		119	N/M
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability		19		(155)	N/M

		19		(155)	N/M

Total other comprehensive loss, net of income tax	~~W~~	(309)	~~W~~	(36)	(88.3)%

N/M = not meaningful

Note:

(1)	The amounts for 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.

Other comprehensive loss decreased by 88.3% to ~~W~~36 billion in 2014 from ~~W~~309 billion in 2013, principally due to valuation gains for debt instruments held by us following a decrease in the base and market interest rates, which more than offset a negative change in remeasurements of defined benefit liability, mainly related to changes in financial assumptions, including discount rates used in reflection of the lower base and market interest rates.

2013 Compared to 2012

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2012(1)		2013(1)		% Change
	(In billions of Won, except percentages)
Net interest income	~~W~~	6,980	~~W~~	6,605	(5.4)%
Net fees and commission income		1,543		1,387	(10.1)
Net other operating income (expense)		(5,347)		(5,360)	0.2

Operating income	~~W~~	3,176	~~W~~	2,632	(17.1)%

Note:

(1)	The amounts for 2012 and 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2012(1)		2013(1)		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	~~W~~	247	~~W~~	201	(18.6)%
Trading assets		489		493	0.8
Financial assets designated at fair value through profit or loss		26		38	46.2
Loans		11,309		10,168	(10.1)
Available-for-sale financial assets		1,154		985	(14.6)
Held-to-maturity financial assets		595		528	(11.3)
Other interest income		179		178	(0.6)

Total interest income	~~W~~	13,999	~~W~~	12,591	(10.1)%

Interest expense:
Deposits	~~W~~	4,637	~~W~~	3,914	(15.6)%
Borrowings		565		468	(17.2)
Debt securities issued		1,740		1,521	(12.6)
Other interest expense		77		83	7.8

Total interest expense	~~W~~	7,019	~~W~~	5,986	(14.7)%

Net interest income	~~W~~	6,980	~~W~~	6,605	(5.4)%

Net interest margin(2)		2.57%		2.36%	(8.2)%

Notes:

(1)	The amounts for 2012 and 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.
(2)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest income. The 10.1% decrease in interest income was due primarily to a decrease in interest on loans. Interest on loans decreased by 10.1% from ~~W~~11,309 billion in 2012 to ~~W~~10,168 billion in 2013, primarily as a result of a decrease in the average lending rate from 5.65% in 2012 to 4.94% in 2013 largely as a result of a general decrease in market interest rates in reflection of the lowering of the base interest rate by the Bank of Korea and the ample liquidity in the Korean financial sector, which was partially offset by a 2.8% increase in the average balance of total loans from ~~W~~200,088 billion in 2012 to ~~W~~205,632 billion in 2013 due to an increase in the average balance of both retail and corporate loans following targeted loan growth in select strategic customer segments.

Interest on retail loans decreased by 9.4% from ~~W~~3,847 billion in 2012 to ~~W~~3,487 billion in 2013, primarily due to a decrease in the average lending rate for retail loans from 5.42% in 2012 to 4.65% in 2013, which was partially offset by a 5.8% increase in the average balance of retail loans from ~~W~~70,974 billion in 2012 to ~~W~~75,069 billion in 2013. The average lending rate for retail loans decreased largely as a result of a decrease in the base rate set by the Bank of Korea, which largely determines the market rates for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans. The average balance of retail loans increased principally as a result of an increase in the volume of long-term housing rental deposit loans in tandem with a growing preference for long-term housing rental in lieu of home ownership due in part to the continued uncertainty in the Korean real property market, as well as increased lending to borrowers with high credit profiles and government employees with relatively strong job security, such as police officers and firefighters, as part of our strategic initiative to increase the volume of lending while maintaining or improving the profit margin and asset quality for such lending.

Interest on corporate loans decreased by 11.7% from ~~W~~5,280 billion in 2012 to ~~W~~4,664 billion in 2013, which was primarily due to a decrease in the average lending rate for corporate loans from 5.14% in 2012 to 4.42% in 2013, which was partially offset by a 2.6% increase in the average balance of such loans from ~~W~~102,800 billion in 2012 to ~~W~~105,482 billion in 2013. The average lending rate for corporate loans decreased largely as a result of a general decrease in market interest rates in reflection of the lowering of the base rate by the government and the ample liquidity in the Korean financial sector. The average balance of corporate loans increased principally as a result of an increase in loans to SOHO and small- and medium-sized enterprise borrowers with quality credit profiles as part of our strategic lending policies as well as the launch of new loan products for SOHO and small- and medium-sized enterprises in general at relatively affordable rates in line with the Government’s policy initiative to assist and support such enterprises, which more than offset a decrease in the balance of loans to large corporations due to the sale or write-off of a portion of such loans that were insolvent or at risk of insolvency as part our risk management efforts to improve the overall quality of our assets.

Interest expense. Interest expense decreased by 14.7% from ~~W~~7,019 billion in 2012 to ~~W~~5,986 billion in 2013, due primarily to a 15.6% decrease in interest expense on deposits from ~~W~~4,637 billion in 2012 to ~~W~~3,914 billion in 2013, a 17.2% decrease in interest expense on borrowings from ~~W~~565 billion in 2012 to ~~W~~468 billion in 2013 and a 12.6% decrease in interest expense on debt securities issued from ~~W~~1,740 billion in 2012 to ~~W~~1,521 billion in 2013.

The decrease in interest expense on deposits was due to a decrease in the average interest rate payable on deposits from 2.77% in 2012 to 2.26% in 2013, which was partially offset by a 3.6% increase in the average balance of deposits from ~~W~~167,506 billion in 2012 to ~~W~~173,484 billion in 2013. The increase in the average balance of deposits was primarily due to a 2.2% increase in the average balance of time deposits from ~~W~~109,743 billion in 2012 to ~~W~~112,134 billion in 2013, which was partially offset by a 10.4% decrease in the average balance of other deposits from ~~W~~1,875 billion in 2012 to ~~W~~1,680 billion in 2013. The overall increase in the average balance of time deposits was largely due to the growing preference among customers for higher-yielding deposit products such as time deposits (which generally offer relatively higher rates of interest compared to our other deposit products) in light of the continued low interest rate environment in Korea in 2013, as well as our efforts to maintain our customer base by offering competitive rates on time deposits. The average balance of other deposits, which principally consist of certificates of deposit, decreased primarily as a result of our efforts to replace a portion of certificates of deposit with regular customer deposits in order to improve our loan-to-deposit ratio since the former are not classified as deposits for purposes of computing such ratio. The decrease in the average interest rate payable on deposits resulted mainly from a decrease in the average interest rate payable on time deposits from 3.63% in 2012 to 3.00% in 2013 and a decrease in the average interest rate payable on other deposits from 3.25% in 2012 to 2.01% in 2013. The average interest rate payable on time deposits decreased largely as a result of a general decrease in market interest rates attributable to the decrease in the base interest rate set by the Bank of Korea and ample liquidity in the Korean financial sector. The average interest rate payable on other deposits also decreased largely as a result of the general decrease in market interest rates in 2013, as well as our efforts to decrease the volume of our certificates of deposit by offering lower rates thereon.

The decrease in interest expense on borrowings was due to a 2.4% decrease in the average balance of borrowings from ~~W~~22,258 billion in 2012 to ~~W~~21,730 billion in 2013 and a decrease on the average interest rate payable on borrowings from 2.54% in 2012 to 2.16% in 2013. The average balance of borrowings decreased largely as a result of the increase in the average balance of deposits and greater availability of funding through capital markets in tandem with the ample liquidity in the Korean financial sector, both of which reduced our need to source funding through borrowings. The average interest rate payable on borrowings decreased largely due to the general decrease in market interest rates in 2013 and our active efforts to reduce borrowings with relatively high interest rates through repayment.

The decrease in interest expense on debt securities issued was due to a decrease in the average interest rate payable on debt securities from 4.36% in 2012 to 3.98% in 2013, and a 4.2% decrease in the average balance of debt securities from ~~W~~39,938 billion in 2012 to ~~W~~38,251 billion in 2013. The average interest rate payable on debt securities issued decreased largely as a result of a general decrease in market interest rates in reflection of the lowering of the base rate by the Bank of Korea and the ample liquidity in the Korean financial sector. The average balance of debt securities issued decreased largely as a result of the increase in the average balance of deposits, which reduced our need to source funding through issuance of debt securities, which bear higher interest rates.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin decreased by 21 basis points from 2.57% in 2012 to 2.36% in 2013, due to a decrease by 16 basis points in net interest spread from 2.11% in 2012 to 1.95% in 2013, which more than offset a 3.1% increase in the average volume of interest-earning assets from ~~W~~271,905 billion in 2012 to ~~W~~280,244 billion in 2013. Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased from 2012 to 2013 primarily due to a 66 basis points decrease in the average rate of interest receivable on interest-earning assets (principally consisting of loans) from 5.15% in 2012 to 4.49% in 2013 primarily resulting from the decrease in base interest rates set by the Bank of Korea in 2012 from 2.75% in 2012 to 2.50% in 2013, which more than offset a 50 basis points decrease in the average rate of interest paid on interest-bearing liabilities from 3.04% in 2012 to 2.54% in 2013 primarily due to a decrease in the average interest rate payable on deposits from 2.77% in 2012 to 2.26% in 2013 and a decrease in the average interest rate payable on debt securities issued from 4.36% in 2012 to 3.98% in 2013, in each case, for reasons discussed above. In general, as was the case in 2012, a decrease in the base rates set by the Bank of Korea tend to decrease our net interest margin since our deposits (on which we pay interest) have, on average, a longer maturity profile than our loans (from which we receive interest) do and are therefore less sensitive to movements in base and market interest rates. See “— Overview — Interest Rates.”

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2012		2013		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	58	~~W~~	67	15.5%
Commission received as electronic charge receipt		134		132	(1.5)
Brokerage fees		354		329	(7.1)
Commission received as agency		211		213	0.9
Investment banking fees		70		45	(35.7)
Commission received in foreign exchange activities		148		143	(3.4)
Asset management fees		47		51	8.5
Credit card fees		2,071		2,106	1.7
Others		398		404	1.5

Total fees and commission income	~~W~~	3,491	~~W~~	3,490	—

Fees and commission expense:
Credit-related fees	~~W~~	38	~~W~~	38	—
Credit card fees		1,678		1,726	2.9%
Others		232		339	46.1

Total fees and commission expense		1,948		2,103	8.0

Net fees and commission income	~~W~~	1,543	~~W~~	1,387	(10.1)%

Net fees and commission income decreased by 10.1% from ~~W~~1,543 billion in 2012 to ~~W~~1,387 billion in 2013, primarily as a result of a 46.1% increase in other fees and commission expense from ~~W~~232 billion in 2012 to ~~W~~339 billion in 2013, a 2.9% increase in credit card fee expense from ~~W~~1,678 billion in 2012 to ~~W~~1,726 billion in 2013, a 35.7% decrease in investment banking fee income from ~~W~~70 billion in 2012 to ~~W~~45 billion in 2013 and a 7.1% decrease in brokerage fee income from ~~W~~354 billion in 2012 to ~~W~~329 billion in 2013, which were partially offset by a 1.7% increase in credit card fee income from ~~W~~2,071 billion in 2012 to ~~W~~2,106 billion in 2013.

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

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2012(1)		2013(1)		% Change
	(In billions of Won, except percentages)
Net insurance loss	~~W~~	(211)	~~W~~	(383)	81.5%
Dividend income		174		156	(10.3)
Net trading income		608		75	(87.7)
Net foreign currency transaction gain		280		296	5.7
Net loss on financial instruments designated at fair value through profit or loss		(532)		(122)	(77.1)
Net gain on sale of available-for-sale financial assets		536		701	30.8
Impairment loss on financial assets		(1,416)		(1,340)	(5.4)
General and administrative expenses		(4,062)		(4,203)	3.5
Others		(724)		(540)	(25.4)

Other operating income (expense)	~~W~~	(5,347)	~~W~~	(5,360)	0.2%

Note:

(1)	The amounts for 2012 and 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.

Net other operating expenses remained relatively stable at ~~W~~5,360 billion in 2013 compared to ~~W~~5,347 billion in 2012, primarily as a result of a significant decrease in net loss on financial instruments designated at fair value through profit or loss, a 25.4% decrease in other expense, a 30.8% increase in net gain on sale of available-for-sale financial assets and a 5.4% decrease in impairment loss on financial assets (as further explained below), which were partially offset by a significant decrease in net trading income, a 3.5% increase in general and administrative expense and a 81.5% increase in net insurance loss.

Net loss on financial instruments designated at fair value through profit or loss decreased significantly from ~~W~~532 billion in 2012 to ~~W~~122 billion in 2013, largely as a result of significant valuation gain and gain on sale of equity-linked securities sold by us due to a general decrease in market stock prices in 2013. However, the net economic effect from such loss is negligible since we hedge substantially all of our equity-linked securities and such loss is therefore offset for the most part by net trading income from valuation gains from related derivative products.

Other expense decreased by 25.4% from ~~W~~724 billion in 2012 to ~~W~~540 billion in 2013 principally due to an increase in other income attributable to the sale of defaulted loans to Kookmin Happy Fund and a decrease in loss from hedging activities.

Net gain on sale of available-for-sale financial assets increased by 30.8% from ~~W~~536 billion in 2012 to ~~W~~701 billion in 2013 principally due to gain realized from the sale of shares in SK Hynix and available-for-sale debt securities in 2013 in the amount of ~~W~~148 billion and ~~W~~123 billion, respectively.

Net trading income decreased significantly from ~~W~~608 billion in 2012 to ~~W~~75 billion in 2013, largely as a result of losses incurred by Shinhan Bank and Shinhan Investment relating to derivative transactions and valuation loss on derivative products.

General and administrative expenses increased by 3.5% from ~~W~~4,062 billion in 2012 to ~~W~~4,203 billion in 2013 principally due to an increase in severance and retirement benefits related to our early retirement programs and performance-related bonuses, as well as an increase in Shinhan Card’s marketing expenses.

Net insurance loss increased by 81.5% from ~~W~~211 billion in 2012 to ~~W~~383 billion in 2013 principally due to a decrease in Shinhan Life Insurance’s fee income resulting from a decrease in the sale of new bancassurance contracts following adverse changes in tax regulation, as well as an increase in commission expenses that are recognized upfront as a result of changes in insurance regulations.

Impairment Loss on Financial Assets

The following table sets forth for the periods indicated the impairment loss by type of financial asset.

	Year Ended December 31,
	2012		2013		% Change
	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	177	~~W~~	140	(20.9)%
Corporate		860		613	(28.7)
Credit card		295		339	14.9
Others		(7)		(10)	42.9

Subtotal		1,325		1,082	(18.3)
Securities(1)		101		215	N/M
Others		(10)		43	N/M

Total impairment loss on financial assets	~~W~~	1,416	~~W~~	1,340	(5.4)%

N/M = not meaningful

Note:

(1)	Consist of available-for-sale financial assets.

Impairment loss on financial assets decreased by 5.4% from ~~W~~1,416 billion in 2012 to ~~W~~1,340 billion in 2013 principally due to an 18.3% decrease in impairment on loans from ~~W~~1,325 billion in 2012 to ~~W~~1,082 billion in 2013, which mainly resulted from:

•	a 28.7% decrease in impairment loss on corporate loans from ~~W~~860 billion in 2012 to ~~W~~613 billion in 2013 principally due to a decrease in delinquency among corporate borrowers resulting from our enhanced risk management policy and ongoing efforts to increase the overall asset quality of our corporate loans by focusing on SOHOs and small-to medium-sized enterprises with high quality credit, and

•	a 20.9% decrease in impairment loss on retail loans from ~~W~~177 billion in 2012 to ~~W~~140 billion in 2013 principally due to a decrease in impairment of our collective housing loans, which are loans made to a group of borrowers on identical terms for certain types of purchases of real property, such as subscription for apartment pre-sales. Impairment of our collective retail loans decreased largely as a result of a decrease in our balance of collective retail loans due to the sustained downturn in the real estate market in Korea and our sale of a portion of our impaired collective retail loans in 2013; and

which more than offset

•	a 14.9% increase in impairment loss on credit card loans from ~~W~~295 billion in 2012 to ~~W~~339 billion in 2013 principally due to increases in allowance for credit card loan losses and bad debt expenses resulting from an increase in the delinquency rate for such loans and a reduction in recovery of credit card loans that were written off.

The decrease in impairment loss on loans was partially offset by a significant increase in impairment loss on securities from ~~W~~101 billion in 2012 to ~~W~~215 billion in 2013 principally due to recognition of impairment loss on shares in POSCO and SsangYong Engineering & Construction held by us following a decline in their stock prices and on our capital investment in Credit Recovery Fund due to lowered valuations of such capital investment by a third party valuation firm in 2013.

Income Tax Expense

Income tax expense decreased by 16.0% from ~~W~~739 billion in 2012 to ~~W~~621 billion in 2013 as a result of the decrease in our taxable income. Our effective rate of income tax remained relatively stable from 22.9% in 2012 to 23.2% in 2013.

Net Income for the Period

As a result of the foregoing, our net income for the period decreased by 17.5% from ~~W~~2,490 billion in 2012 to ~~W~~2,055 billion in 2013.

Other Comprehensive Income for the Period

	Year Ended December 31,
	2012		2013(1)		% Change
	(In billions of Won, except percentages)
Items that will be reclassified to profit or loss:
Foreign currency translation differences for foreign operations	~~W~~	(85)	~~W~~	(58)	(31.8)%
Net change in fair value of available-for-sale financial assets		13		(269)	N/M
Equity in other comprehensive income of associates		4		(5)	N/M
Net change in unrealized fair value of cash flow hedges		16		6	(62.5)
Other Comprehensive income (loss) of separate account		1		(2)	N/M

		(51)		(328)	543.1
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability		—		19	N/M

		—		19	N/M

Total other comprehensive loss, net of income tax	~~W~~	(51)	~~W~~	(309)	505.9%

N/M = not meaningful

Note:

(1)	The amounts for 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.

Other comprehensive loss increased significantly to ~~W~~309 billion in 2013 from ~~W~~51 billion in 2012, principally due to the absence in 2013 of the one-time gain realized from the sale of shares in SK Hynix and Visa in 2012.

Results by Principal Business Segment

As of December 31, 2014, we were organized into eight major business segments as follows:

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

Operating Income by Principal Business Segment

The table below provides the income statement data for our principal business segments for the periods indicated.

	Year Ended December 31,						% Change
	2012(1)		2013(1)		2014		2012/2013	2013/2014
	(In billions of Won, except percentages)
Banking:
Retail banking	~~W~~	699	~~W~~	460	~~W~~	567	(34.2)%	23.3%
Corporate and investment banking		889		988		1,411	11.1	42.8
International banking		211		123		132	(41.7)	7.3
Others		314		174		(295)	(44.6)	N/M

Subtotal		2,113		1,745		1,815	(17.4)	4.0

Credit card		942		833		793	(11.6)	(4.8)
Securities		68		102		133	50.0	30.4
Life insurance		277		107		118	(61.4)	10.3
Others		(261)		(117)		(79)	(55.2)	(32.5)
Consolidation adjustment(1)		37		(38)		(125)	N/M	N/M

Total operating income	~~W~~	3,176	~~W~~	2,632	~~W~~	2,655	(17.2)%	0.9%

N/M = not meaningful

Notes:

(1)	The amounts for 2012 and 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.
(2)	Consolidation adjustment consists of adjustments for inter-segment transactions.

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

The table below provides the income statement data for the retail banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2012		2013		2014		2012/2013	2013/2014
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	2,513	~~W~~	2,341	~~W~~	2,402	(6.8)%	2.6%
Net fees and commission income (expense)		600		559		573	(6.8)	2.5
Net other income (expense)		(2,414)		(2,440)		(2,408)	1.1	(1.3)

Operating income (expense)	~~W~~	699	~~W~~	460	~~W~~	567	(34.2)%	23.3%

Comparison of 2014 to 2013

Operating income for retail banking increased by 23.3% from ~~W~~460 billion in 2013 to ~~W~~567 billion in 2014.

Net interest income for retail banking increased by 2.6% from ~~W~~2,341 billion in 2013 to ~~W~~2,402 billion in 2014 due to an increase in the average balance of retail loans, which more than offset a decrease in net interest spread. The average balance of retail loans increased from 2013 to 2014, largely due to an increase in home rental long-term deposit loans and mortgage loans for new home purchases, as well as increased lending to quality retail customers with stable employment and sound credit profile. The increase in the average balance of retail loans more than offset the decrease in net interest spread, which resulted largely from a decline in general market interest rates following the reduction of the base interest rate set by the Bank of Korea to 2.00% in 2014 from 2.50% in 2013, which generally has a greater impact on the average interest rate on loans relative to that on deposits due to the shorter repricing periods for the former, as well as intensified rate competition among peer commercial banks for high quality retail loans and customer deposits and an increase in the proportion of retail loans with higher asset quality for which Shinhan Bank charges lower rates.

Net fees and commission income increased by 2.5% from ~~W~~559 billion in 2013 to ~~W~~573 billion in 2014 primarily due to an increase in agency fees and commissions related to the increased volume of bancassurance products sold.

Net other expense decreased by 1.3% from ~~W~~2,440 billion in 2013 to ~~W~~2,408 billion in 2014 primarily due to a decrease in rental expenses due to consolidation of our retail banking branch network in tandem with the rationalization efforts for Shinhan Bank’s distribution network.

Comparison of 2013 to 2012

Operating income for retail banking decreased by 34.2% from ~~W~~699 billion in 2012 to ~~W~~460 billion in 2013.

Net interest income for retail banking decreased by 6.8% from ~~W~~2,513 billion in 2012 to ~~W~~2,341 billion in 2013 due to the narrowing of the net interest spread, which was partially offset by an increase in the average balance of corporate loans. The narrowing of Shinhan Bank’s net interest spread was largely due to the decrease in the market interest rates in tandem with a decrease in the base interest rates set by the Bank of Korea in 2014 as well as increasing competition among commercial banks for high-quality corporate loans in the midst of an increase in general market liquidity for corporate borrowers, as described above. The increase in the average balance of corporate loans was largely due to a steady increase in loans to high quality SOHO and small-and medium-sized enterprise borrowers as well as the launch of new loan products for SOHO and small-and medium-sized enterprises in general at relatively affordable rates in line with the Government’s policy initiative to assist and support such enterprises, as described above.

Net fees and commission income decreased by 6.8% from ~~W~~600 billion in 2012 to ~~W~~559 billion in 2013 primarily due to reduced demand for indirect investment products offered by Shinhan Bank’s retail banking branches resulting from the continued stagnation in domestic stock markets, as well as a decrease in fees received for bancassurance products due to a decrease in the volume of bancassurance products sold in response to a change in applicable tax regulations relating to tax exemptions and deductions for bancassurance products.

Net other expense remained largely stable, having increased by 1.1% from ~~W~~2,414 billion in 2012 to ~~W~~2,440 billion in 2013 primarily due to an increase in general and administrative expense resulting from an increase in severance and other benefits related to Shinhan Bank’s early retirement programs.

Corporate and Investment Banking

The corporate and investment banking segment primarily consists of banking and other services provided by Shinhan Bank’s corporate banking branches to their corporate customers, most of which are small-and medium-sized enterprises and large corporations, including members of the chaebol groups, such as general lending and providing overdrafts and other credit facilities.

The table below provides the income statement data for the corporate and investment banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2012		2013		2014		2012/2013	2013/2014
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	1,049	~~W~~	937	~~W~~	891	(10.7)%	(4.9%)
Net fees and commission income (expense)		275		233		258	(15.3)	10.7
Net other income (expense)		(435)		(182)		262	(58.2)	N/M

Operating income (expense)	~~W~~	889	~~W~~	988	~~W~~	1,411	11.1%	42.8%

N/M = not meaningful

Comparison of 2014 to 2013

Operating income for corporate and investment banking increased by 42.8% from ~~W~~988 billion in 2013 to ~~W~~1,411 billion in 2014.

Net interest income decreased by 4.9% from ~~W~~937 billion in 2013 to ~~W~~891 billion in 2014 primarily due to the narrowing of the net interest spread, which was partially offset by an increase in the average balance of corporate loans. The narrowing of the net interest spread was largely due to the decrease in the market interest rates in tandem with a decrease in the base interest rates set by the Bank of Korea in 2014 as well as increasing competition among commercial banks for high-quality corporate loans in the midst of an increase in general market liquidity for corporate borrowers. The increase in the average balance of corporate loans was largely due to a steady increase in loans to high quality SOHO and small- and medium-sized enterprise borrowers as well as the launch of new loan products for SOHO and small- and medium-sized enterprises in general at relatively affordable rates in line with the Government’s policy initiative to assist and support such enterprises.

Net fees and commission income increased by 10.7% from ~~W~~233 billion in 2013 to ~~W~~258 billion in 2014 primarily due to an increase in investment banking fees and commissions largely resulting from an increase in mergers and acquisitions in Korea as well as fees and commissions related to disposition of real estate mortgage backed securities.

Corporate banking recorded net other income of ~~W~~262 billion in 2014 compared to net other expense of ~~W~~182 billion in 2013 to primarily due to a decrease in provision of loan losses resulting from an absence of major workouts or rehabilitations of corporate borrowers as well as an increase in net gain on the sale of debt securities as a preemptive measure to reduce interest rate volatility.

Comparison of 2013 to 2012

Operating income for corporate and investment banking increased by 11.1% from ~~W~~889 billion in 2012 to ~~W~~988 billion in 2013.

Net interest income decreased by 10.7% from ~~W~~1,049 billion in 2012 to ~~W~~937 billion in 2013 primarily due to a decrease in the volume of loans to large corporate borrowers, which resulted primarily from an increased use of capital markets for financing, instead of bank loans, by large corporations to take advantage of ample liquidity in the Korean financial sector, as well as intensified pricing competition among commercial banks to make high quality corporate loans, which adversely affected Shinhan Bank’s average lending rate.

Net fees and commission income decreased by 15.3% from ~~W~~275 billion in 2012 to ~~W~~233 billion in 2013 primarily due to a decrease in investment advisory fees resulting from decreased investment banking activities in light of the continued weakness in the Korean and global economies.

Net other expense significantly decreased by 58.2% from ~~W~~435 billion in 2012 to ~~W~~182 billion in 2013 primarily due to a decrease in provision of loan losses resulting from an absence of major workouts or rehabilitations of corporate borrowers as well as an increase in net gain on the sale of debt securities as a preemptive measure to reduce interest rate volatility.

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

The table below provides the income statement data for the international banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2012		2013		2014		2012/2013	2013/2014
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	289	~~W~~	273	~~W~~	304	(5.5)%	11.4%
Net fees and commission income (expense)		48		50		55	4.2	10.0
Net other income (expense)		(126)		(200)		(227)	58.7	13.5

Operating income (expense)	~~W~~	211	~~W~~	123	~~W~~	132	(41.7)%	7.3%

Comparison of 2014 to 2013

Operating income for international banking increased by 7.3% from ~~W~~123 billion in 2013 to ~~W~~132 billion in 2014.

Net interest income increased by 11.4% from ~~W~~273 billion in 2013 to ~~W~~304 billion in 2014 primarily due to a general increase in the average balance of loans extended by Shinhan Bank’s subsidiaries, especially its subsidiary in the People’s Republic of China.

Net fees and commission income increased by 10.0% from ~~W~~50 billion in 2013 to ~~W~~55 billion in 2014 primarily due to an increase in fees and commissions charged by Shinhan Bank Japan for loans made by it.

Net other expense increased by 13.5% from ~~W~~200 billion in 2013 to ~~W~~227 billion in 2014 primarily due to an increase in bad debt expense relating to loans in Shinhan Bank’s Vietnamese subsidiary arising largely from an increase in loans made by such subsidiary in Vietnam due in part to its active marketing.

Comparison of 2013 to 2012

Operating income for international banking decreased by 41.7% from ~~W~~211 billion in 2012 to ~~W~~123 billion in 2013.

Net interest income decreased by 5.5% from ~~W~~289 billion in 2012 to ~~W~~273 billion in 2013 primarily due to a general decrease in net interest margins for Shinhan Bank’s overseas operations in both developed and emerging markets as a result of a global decrease in market interest rates.

Net fees and commission income increased by 4.2% from ~~W~~48 billion in 2012 to ~~W~~50 billion in 2013 primarily due to an increase in fees and commissions charged by Shinhan Bank Japan for loans (primarily housing mortgage loans) made by it due in part to its active marketing.

Net other expense increased by 58.7% from ~~W~~126 billion in 2012 to ~~W~~200 billion in 2013 primarily due to an increase in valuation losses related to loans made to corporate borrowers in China mostly prior to the onset of the global financial crisis who have subsequently entered into corporate restructuring, as well as an increase in general and administrative expense related to the expansion of Shinhan Bank’s overseas operations.

Others (Banking)

This segment primarily consists of Shinhan Bank’s back-office functions, including management of non-performing loans and restructured loans and consolidated adjustments within Shinhan Bank.

The table below provides the income statement data for the others (banking) segment for the periods indicated.

	Year Ended December 31,						% Change
	2012		2013		2014		2012/2013	2013/2014
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	1,003	~~W~~	878	~~W~~	850	(12.5)%	(3.2)%
Net fees and commission income (expense)		(75)		(82)		(70)	9.3	(14.6)
Net other income (expense)		(614)		(622)		(1,075)	1.3	72.8

Operating income (expense)	~~W~~	314	~~W~~	174	~~W~~	(295)	(44.6)%	N/M

N/M = not meaningful

Comparison of 2014 to 2013

Others (Banking) recorded operating expense of ~~W~~295 billion in 2014 compared to operating income of ~~W~~174 billion in 2013.

Net interest income decreased by 3.2% from ~~W~~878 billion in 2013 to ~~W~~850 billion in 2014 primarily due to an increase in interest expense largely resulting from an increase in the average balance of deposits in the principal and/or interest-guaranteed trust accounts which are subject to consolidation.

Net fees and commission expense decreased by 14.6% from ~~W~~82 billion in 2013 to ~~W~~70 billion in 2014 primarily due to the netting-out effect of consolidation adjustments relating to commission income received by Shinhan Bank’s corporate banking segment from a mortgage-backed asset securitization vehicle.

Net other expense increased by 72.8% from ~~W~~622 billion in 2013 to ~~W~~1,075 billion in 2014 primarily due to the netting-out effect of consolidation adjustments relating to an increase in foreign currency translation losses for foreign currency-denominated assets as recorded by Shinhan Bank’s corporate banking segment.

Comparison of 2013 to 2012

Operating income for the other banking segment decreased by 44.6% from ~~W~~314 billion in 2012 to ~~W~~174 billion in 2013.

Net interest income decreased by 12.5% from ~~W~~1,003 billion in 2012 to ~~W~~878 billion in 2013 primarily due to a decrease in the average balance of loans made by our other banking segment resulting from substantial repayment of such loans in 2013.

Net fees and commission expense increased by 9.3% from ~~W~~75 billion in 2012 to ~~W~~82 billion in 2013 primarily due to the effect of consolidation adjustments relating to an increase in commission expenses relating to Won-denominated guarantees among affiliates.

Net other expense increased by 1.3% from ~~W~~614 billion in 2012 to ~~W~~622 billion in 2013 primarily due to an increase in provision for loan losses of a consolidated special purpose company.

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

	Year Ended December 31,						% Change
	2012		2013		2014		2012/2013	2013/2014
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,410	~~W~~	1,395	~~W~~	1,373	(1.1)%	(1.6)%
Net fees and commission income (expense)		246		166		257	(32.5)	54.8
Net other income (expense)		(714)		(728)		(837)	2.0	15.0

Operating income (expense)	~~W~~	942	~~W~~	833	~~W~~	793	(11.6)%	(4.8)%

Comparison of 2014 to 2013

Operating income for the credit card business decreased by 4.8% from ~~W~~833 billion in 2013 to ~~W~~793 billion in 2014.

Net interest income decreased by 1.6% largely as a result of the narrowing of the net interest spread following the decrease in the base and market interest rates, the growing popularity of interest-free installment payment programs (under which no interest is charged on credit card purchases for limited duration, usually up to three months) and a reduction in interest income on cash advances due to a decrease in the average balance of cash advances as part of our risk management policy, which was partially offset by a slight increase in the average balance of credit card receivables.

Net fees and commission income increased by 54.8% due primarily to an increase in merchant fees largely as a result of the increase in the average balance of credit card receivables and an increase in annual membership dues following a reduction of exemptions for annual membership dues and a growing popularity of credit card programs that charge higher annual membership dues in exchange for other membership benefits.

Net other expense increased by 15.0% primarily as a result of an increase in bad debt expenses following reduced recovery from delinquent receivables largely due aging of such receivables and an increase in taxes and dues related to the contribution of funds to a government-sponsored program to replace old credit card payment terminals for low-income merchants.

Comparison of 2013 to 2012

Operating income for the credit card business decreased by 11.6% from ~~W~~942 billion in 2012 to ~~W~~833 billion in 2013.

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

Net other expense increased by 2.0% primarily as a result of an increase in bad debt expenses following reduced recovery from delinquent receivables largely due to the aging of such receivables and an increase in marketing and general expenses resulting from intensified competition among credit card companies, which was substantially offset by a gain on the sale of credit card loans such as factoring assets in 2013.

Securities Brokerage Services

Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Shinhan Investment, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change
	2012		2013		2014		2012/2013	2013/2014
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	248	~~W~~	282	~~W~~	386	13.7%	36.9%
Net fees and commission income (expense)		237		212		198	(10.5)	(6.6)
Net other income (expense)		(417)		(392)		(451)	(6.0)	15.1

Operating income (expense)	~~W~~	68	~~W~~	102	~~W~~	133	50.0%	30.4%

Comparison of 2014 to 2013

Operating income for securities brokerage services increased by 30.4% from ~~W~~102 billion in 2013 to ~~W~~133 billion in 2014.

Net interest income increased by 36.9% due primarily to an increase in interest income from financial bonds held by us for hedging purposes in light of the growing volume of equity-linked securities, which more than offset the decrease in net interest spread largely resulting from the decrease in the base and market interest rates in Korea.

Net fees and commission income decreased by 6.6% due primarily to a decrease in brokerage fee resulting from the reduced proportion of retail investors who generally pay a higher brokerage commission due to their continued growing preference for low risk investments, an industry-wide decrease in the average rate of brokerage fees and commission due to intensifying competition and an increase in derivative transactions entered into for purposes of hedging equity-linked securities.

Net other expense increased by 15.1% due primarily to an increase in securities transaction taxes arising from an increase in the trading volume of investment products such as equity swaps, which more than offset an increase in valuation gain of its affiliated companies.

Comparison of 2013 to 2012

Operating income for securities brokerage services increased by 50.0% from ~~W~~68 billion in 2012 to ~~W~~102 billion in 2013.

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

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2012(1)		2013(1)		2014		2012/2013	2013/2014
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	566	~~W~~	603	~~W~~	651	6.5%	8.0%
Net fees and commission income (expense)		35		32		27	(8.6)	(15.6)
Net other income (expense)		(324)		(528)		(560)	63.0	6.1

Operating income (expense)	~~W~~	277	~~W~~	107	~~W~~	118	(61.4)%	10.3%

Note:

(1)	The amounts for 2012 and 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.

Comparison of 2014 to 2013

Operating income for life insurance services increased by 10.3% from ~~W~~107 billion in 2013 to ~~W~~118 billion in 2014.

Net interest income increased by 8.0% due primarily to an increase in interest income on debt securities held by Shinhan Life Insurance as part of asset liability management following an increase in the volume of insurance contracts.

Net fees and commission income decreased by 15.6% due primarily to an increase in fees paid for tax and legal consulting services and call center services.

Net other expense increased by 6.1% from ~~W~~528 billion in 2013 to ~~W~~560 billion in 2014 due primarily to a decrease in other income resulting from an decrease in the volume of insurance policies sold as a result of intensified competition in the life insurance sector and additional reserve set aside for suicide-related death benefits in accordance with a guideline thereon from the Financial Supervisory Service.

Comparison of 2013 to 2012

Operating income for life insurance services decreased by 61.4% from ~~W~~277 billion in 2012 to ~~W~~107 billion in 2013.

Net interest income increased by 6.5% due primarily to an increase in interest on insurance loans and cash balances resulting from an increase in insurance premium collected largely due to an increase in tax-exempt insurance policies and annuities sold following a change in tax law in 2012.

Net fees and commission income decreased by 8.6% due primarily to an increase in fees incurred in connection with maintaining existing customers and attracting new customers in response to intensified competition in the life insurance sector in Korea.

Net other expense increased by 63.0% from ~~W~~324 billion in 2012 to ~~W~~528 billion in 2013 due primarily to a decrease in other income resulting from a decrease in the volume of insurance policies sold as a result of intensified competition in the life insurance sector and decreased purchasing power of consumers due to ongoing economic difficulties and slow economic growth in Korea in 2013 following the global financial crisis in 2008 and 2009.

Others

Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Shinhan Capital, Shinhan Credit Information, Shinhan BNP Paribas Asset Management, Shinhan Private Equity, Shinhan Savings Bank and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change
	2012		2013		2014		2012/2013	2013/2014
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	(108)	~~W~~	(108)	~~W~~	(70)	—	(35.2)%
Net fees and commission income (expense)		196		222		186	13.3%	(16.2)
Net other income (expense)		(349)		(231)		(195)	(33.8)	(15.6)

Operating income (expense)	~~W~~	(261)	~~W~~	(117)	~~W~~	(79)	(55.2)%	(32.5)%

Comparison of 2014 to 2013

Operating expense decreased from ~~W~~117 billion in 2013 to ~~W~~79 billion in 2014 primarily due to Shinhan Savings Bank’s recording operating expense of ~~W~~19 billion in 2013 to operating income of ~~W~~9 billion in 2014.

Net interest expense decreased from ~~W~~108 billion in 2013 to ~~W~~70 billion in 2014 primarily due to a decrease in net interest expense for our financial holding company attributable to a decrease in debt securities issued by it.

Net fees and commission income decreased by 16.2% primarily due to a decrease in branding fees payable by our subsidiaries to our financial holding company. The branding fees are determined every two years (and were last determined in 2014) based on the expected revenue contribution from the brand as of the determination date.

Net other expense decreased by 15.6% primarily due to gain recognized by Shinhan Savings Bank from the disposal of shares in Samsung SDS held by it and a decrease in bad debt expense for Shinhan Savings Bank due to a reduction in delinquent loans extended by Shinhan Savings Bank.

Comparison of 2013 to 2012

Operating expense decreased from ~~W~~261 billion in 2012 to ~~W~~117 billion in 2013 primarily due to Shinhan Capital’s recording operating expense of ~~W~~12 billion in 2012 to operating income of ~~W~~60 billion in 2013 and the recording of operating expense by Shinhan Savings Bank of ~~W~~27 billion in 2013, its second year of operation.

Net interest expense remained stable at ~~W~~108 billion in each of 2012 and 2013 primarily due to a decrease in net interest expense for our financial holding company attributable to a decrease in debt securities issued and an increase in Shinhan Capital’s net interest income, which were offset by a decrease in Shinhan Saving Bank’s net interest income.

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

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2012(1)		2013(1)		2014		2012/2013	2013/2014
	(In billions of Won, except percentages)
Cash and due from banks	~~W~~	13,507	~~W~~	16,473	~~W~~	20,585	22.0%	25.0%
Trading assets		16,654		18,033		24,362	8.3%	35.1%
Financial assets designated at fair value through profit or loss		2,542		3,361		2,737	32.2%	(18.6)%
Derivative assets		2,171		1,717		1,568	(20.9)%	(8.7)%
Loans		200,289		205,723		221,618	2.7%	7.7%
Available-for-sale financial assets		36,284		33,597		31,418	(7.4)%	(6.5)%
Held-to-maturity financial assets		11,660		11,031		13,373	(5.4)%	21.2%
Property and equipment		3,108		3,214		3,147	3.4%	(2.1)%
Intangible assets		4,195		4,226		4,153	0.7%	(1.7)%
Investments in associates		299		329		342	10.0%	4.0%
Deferred tax assets		100		196		228	96.0%	16.3%
Current tax receivables		14		6		11	(57.1)%	83.3%
Investment property		779		690		268	(11.4)%	(61.2)%
Assets held for sale		54		243		9	N/M	N/M
Other assets		13,283		12,451		14,203	(6.3)%	14.1%

Total assets	~~W~~	304,939	~~W~~	311,290	~~W~~	338,022	2.1%	8.6%

N/M = not meaningful

Note:

(1)	The amounts as of December 31, 2012 and 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.

2014 Compared to 2013

Our assets increased by 8.6% from ~~W~~311,290 billion as of December 31, 2013 to ~~W~~338,022 billion as of December 31, 2014, principally due to increases in loans and, to a lesser extent, trading assets and cash and due from banks and held-to-maturity financial assets, which was partially offset by a decrease in available-for-sale financial assets.

Our loans increased by 7.7% from ~~W~~205,723 billion as of December 31, 2013 to ~~W~~221,618 billion as of December 31, 2014, principally as a result of an increase in home mortgage loans and long-term housing rental deposit loans following the government policy announced in the second half of 2014 to stimulate the real estate market, as well as an increase in high-quality retail loans to police officers and other government employees and an increase in corporate loans to quality SOHO and small- to medium-sized enterprise customers.

Our trading assets increased by 35.1% from ~~W~~18,033 billion as of December 31, 2013 to ~~W~~24,362 billion as of December 31, 2014, principally due to an increase in securities held for hedging purposes to offset decreases in the volume of equity-linked securities.

Our cash and due from banks increased by 25.0% from ~~W~~16,473 billion as of December 31, 2013 to ~~W~~20,585 billion as of December 31, 2014, principally due to an increase of due from The Bank of Korea, which fluctuates on a daily basis.

Our held-to-maturity financial assets increased by 21.2% from ~~W~~11,031 billion as of December 31, 2013 to ~~W~~13,373 billion as of December 31, 2014, principally due to an increase in government bonds and national housing bonds held by us as part of our asset management policy.

Our available-for-sale financial assets decreased by 6.5% from ~~W~~33,597 billion as of December 31, 2013 to ~~W~~31,418 billion as of December 31, 2014, principally due to increased disposal of debt securities following the decrease in the base and market interest rates.

2013 Compared to 2012

Our assets increased by 2.1% from ~~W~~304,939 billion as of December 31, 2012 to ~~W~~311,290 billion as of December 31, 2013, principally due to increases in loans, cash and due from banks and trading assets, which was partially offset by decreases in available-for-sale financial assets and net other assets.

Our loans increased by 2.7% from ~~W~~200,289 billion as of December 31, 2012 to ~~W~~205,723 billion as of December 31, 2013, principally as a result of our risk management and tailored strategic marketing policy which emphasized increasing the proportion of high quality assets such as retail loans to police officers and other government employees and corporate loans to quality SOHO and small- to medium-sized enterprise customers.

Our cash and due from banks increased by 22.0% from ~~W~~13,507 billion as of December 31, 2012 to ~~W~~16,473 billion as of December 31, 2013, principally due to an increase in foreign currency deposits in response to abundant foreign currency liquidity in 2013 as well as the inclusion of cash and dues held by Yehanbyoul Savings Bank following our acquisition thereof in 2013.

Our trading assets increased by 8.3% from ~~W~~16,654 billion as of December 31, 2012 to ~~W~~18,033 billion as of December 31, 2013, principally due to an increase in securities held for hedging purposes to offset increases in the volume of equity-linked securities.

Our available-for-sale financial assets decreased by 7.4% from ~~W~~36,284 billion as of December 31, 2012 to ~~W~~33,597 billion as of December 31, 2013, principally due to an increase in the disposal of debt securities as part of our efforts to reduce our exposure to interest rate volatility.

Our held-to-maturity financial assets decreased by 5.4% from ~~W~~11,660 billion as of December 31, 2012 to ~~W~~11,031 billion as of December 31, 2013, principally due to an increase in the disposal of debt securities as part of our efforts to reduce our exposure to interest rate volatility.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2012(1)		2013(1)		2014		2012/2013	2013/2014
	(In billions of Won, except percentages)
Deposits	~~W~~	173,296	~~W~~	178,810	~~W~~	193,710	3.2%	8.3%
Trading liabilities		1,371		1,258		2,689	(8.2)%	113.8%
Financial liabilities designated at fair value through profit or loss		4,822		5,909		8,996	22.5%	52.2%
Derivative liabilities		1,904		2,019		1,718	6.0%	(14.9)%
Borrowings		19,537		20,143		22,974	3.1%	14.1%
Debt securities issued		38,838		37,491		37,335	(3.5)%	(0.4)%
Liability for defined benefit obligations		222		118		309	(46.8)%	N/M
Provisions		748		750		694	0.3%	(7.5)%
Current tax liabilities		254		239		257	(5.9)%	7.5%
Deferred tax liabilities		42		15		10	(64.3)%	(33.3)%
Liabilities under insurance contracts		13,420		15,662		17,776	16.7%	13.5%
Other liabilities		21,574		19,021		21,040	(11.8)%	10.6%

Total liabilities		276,028		281,435		307,508	2.0%	9.3%

Total equity attributable to equity holder of the Group		26,370		27,538		29,183	4.4%	6.0%
Non-controlling interest		2,541		2,317		1,331	(8.8)%	(42.6)%

Total equity		28,911		29,855		30,514	3.3%	2.2%

Total liabilities and equity	~~W~~	304,939	~~W~~	311,290	~~W~~	338,022	2.1%	8.6%

N/M = not meaningful

Note:

(1)	The amounts as of December 31, 2012 and 2013 have been restated to retroactively reflect changes in accounting policies regarding the classification of financial instruments held by us and correction of prior period errors as described in Note 48 of the notes to our consolidated financial statements.

2014 Compared to 2013

Our total liabilities increased by 9.3% from ~~W~~281,435 billion as of December 31, 2013 to ~~W~~307,508 billion as of December 31, 2014, primarily due to an increase in customer deposits and, to a lesser extent, increases in financial liabilities designated at fair value through profit or loss, borrowings and liabilities under insurance contracts, which were partially offset by a decrease in debt securities issued.

Our deposits increased by 8.3% from ~~W~~178,810 billion as of December 31, 2013 to ~~W~~193,710 billion as of December 31, 2014, primarily due to an increase in cross-selling deposit products (including automatic salary deposit products, automatic credit card payment deposit products, check card deposit products and other deposit products offered to high-quality retail customers such as police officers and government employees) and an increase in inter-bank deposits.

Our financial liabilities designated at fair value through profit or loss increased by 52.2% from ~~W~~5,909 billion as of December 31, 2013 to ~~W~~8,996 billion as of December 31, 2014, primarily due to an increase in the volume of equity-linked securities sold and an increase in valuation losses of such securities.

Our borrowings increased by 14.1% from ~~W~~20,143 billion as of December 31, 2013 to ~~W~~22,974 billion as of December 31, 2014, primarily due to an increase in short-term borrowings such as repos and call moneys as part of our liquidity management policy.

Our liabilities under insurance contracts increased by 13.5% from ~~W~~15,662 billion as of December 31, 2013 to ~~W~~17,776 billion as of December 31, 2014, primarily due to an increase in policy reserve related to an increase in the cumulative volume of our insurance policies.

Our other liabilities increased by 10.6% from ~~W~~19,021 billion as of December 31, 2013 to ~~W~~21,040 billion as of December 31, 2014, primarily due to a significant increase in other accounts payable related to short-term accounts payable for securities and derivatives trading.

Total equity increased by 2.2% from ~~W~~29,855 billion as of December 31, 2013 to ~~W~~30,514 billion as of December 31, 2014, largely due to net income attributable to equity holders in the amount of ~~W~~2,081 billion, which more than offset a dividend payout of ~~W~~370 billion in 2014 and the effect of recording other comprehensive loss of ~~W~~36 billion in 2014.

2013 Compared to 2012

Our total liabilities increased by 2.0% from ~~W~~276,028 billion as of December 31, 2012 to ~~W~~281,435 billion as of December 31, 2013, primarily due to an increase in deposits (which principally consist of customer deposits in Won) and, to a lesser extent, an increase in liabilities under insurance contracts, which were partially offset by a decrease in other liabilities.

Our deposits increased by 3.2% from ~~W~~173,296 billion as of December 31, 2012 to ~~W~~178,810 billion as of December 31, 2013, primarily due to continuing preference among customers for safe investment products in light of the lingering uncertainties surrounding the general economy, the continued slump in the real estate market and the stagnant stock markets.

Our liabilities under insurance contracts increased by 16.7% from ~~W~~13,420 billion as of December 31, 2012 to ~~W~~15,662 billion as of December 31, 2013, primarily due to an increase in policy reserve related to an increase in the cumulative volume of our insurance policies.

Our other liabilities decreased by 11.8% from ~~W~~21,574 billion as of December 31, 2012 to ~~W~~19,021 billion as of December 31, 2013, primarily due to a significant decrease in other accounts payable, and in particular, swap exchange payables, as a result of a decrease in derivative transactions for hedging foreign currency-denominated loans following a decrease in such loans in 2013.

Total equity increased by 3.3% from ~~W~~28,911 billion as of December 31, 2012 to ~~W~~29,855 billion as of December 31, 2013, largely due to net income attributable to equity holders in the amount of ~~W~~1,898 billion, which more than offset a dividend payout of ~~W~~394 billion in 2013 and the effect of recording other comprehensive loss of ~~W~~309 billion in 2013.

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

The following table sets forth our capital resources as of December 31, 2014.

	As of December 31, 2014
	(In billions of Won)
Deposits	~~W~~	193,710
Long-term debt		37,936
Call money		2,649
Borrowings from the Bank of Korea		1,478
Other short-term borrowings		12,797
Asset securitizations		7,708
Stockholders’ equity(1)		2,645

Total	~~W~~	258,923

Note:

(1)	Includes Series 12 redeemable preferred stock. See Note 30 of the notes to our consolidated financial statements included in this annual report.

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 73.5% of our total funding as of December 31, 2012, 74.5% of our total funding as of December 31, 2013, and 74.8% of our total funding as of December 31, 2014. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. In addition, even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operation.

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

As of December 31, 2012, 2013 and 2014, ~~W~~6,150 billion, ~~W~~6,680 billion and ~~W~~6,443 billion, or 3.68%, 3.82% and 3.33%, respectively, of Shinhan Bank’s total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, we, Shinhan Bank and Shinhan Card, may also issue long-term debt securities denominated in foreign currencies in overseas markets, and Shinhan Bank and Shinhan Card have global medium term notes programs under which foreign currency-denominated notes may be issued with an aggregate program limit of US$8 billion. As of December 31, 2012, 2013 and 2014, our long-term debt amounted to ~~W~~42,021 billion, ~~W~~40,303 billion and ~~W~~37,936 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to ~~W~~11,309 billion, ~~W~~440 billion, ~~W~~700 billion, ~~W~~50 billion, or 90.5%, 3.5%, 5.6% and 0.4%, respectively, of the funding for our credit card activities, as of December 31, 2014. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

There can be no assurance that we or our subsidiaries will maintain our current credit ratings if, among other reasons, the global or Korean economy were to face another downturn, there are any changes in our corporate governance or our businesses significantly deteriorate. Our failure to maintain current credit ratings and outlooks could increase the cost of our funding, limit our access to capital markets and other borrowings, and require us to post additional collateral in financial transactions, any of which could adversely affect our liquidity, net interest margins and profitability.

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ~~W~~12,032 billion, ~~W~~11,795 billion and ~~W~~16,924 billion as of December 31, 2012, 2013 and 2014, respectively, each representing 5.1%, 4.9% and 6.5%, respectively, of our total funding as of such dates.

We may also from time to time obtain funding through issuance of equity securities. For example, in the first quarter of 2009, we conducted a rights offering in the face of an expanding global credit crisis in order to enhance our capital position to prepare for potential contingencies, despite having fully met the required capital adequacy ratios required under applicable laws and regulations and not facing any significant liquidity constraints or financial distress. As a result of such offering, which was substantially fully subscribed and resulted in a capital increase of approximately 16.4%, we raised approximately ~~W~~1,310 billion (before underwriting commissions and other offering expenses).

In limited situations, we may also issue convertible and/or preferred shares. For example, in August 2003, in order to partly fund our acquisition of Chohung Bank, we raised a total of ~~W~~2,552 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares to domestic financial institutions and governmental entities in Korea, all of which shares have since been redeemed or converted. In addition, in January 2007, partly to fund the acquisition of LG Card, we raised a total of ~~W~~3,750 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares, all of which have been redeemed as of the date hereof, and in April 2011, we issued redeemable preferred shares to fund redemption of such securities. For further details on the terms of these preferred shares, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2014.

	As of December 31, 2014 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Deposits	~~W~~	92,720	~~W~~	22,383	~~W~~	27,514	~~W~~	42,444	~~W~~	11,474	~~W~~	3,709	~~W~~	200,244
Borrowings		13,113		1,991		1,751		1,792		3,737		847		23,231
Debt securities issued		847		1,909		4,172		7,515		23,271		3,202		40,916

Total	~~W~~	106,680	~~W~~	26,283	~~W~~	33,437	~~W~~	51,751	~~W~~	38,482	~~W~~	7,758	~~W~~	264,391

Note:

(1)	Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings and debt securities issued, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2014 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

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

The following table sets forth our commitments and guarantees as of December 31, 2014. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2014 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Commitments to extend credit(1)	~~W~~	72,127	~~W~~	2,015	~~W~~	307	~~W~~	74,449
Commercial letters of credit(2)		2,957		30		—		2,987
Financial guarantees(3)		933		187		41		1,161
Performance guarantees(4)		7,727		2,761		43		10,531
Liquidity facilities to SPEs(5)		501		2,820		1,065		4,386
Acceptances(6)		548		3		—		551
Endorsed bills(7)		10,966		—		—		10,966
Other		811		53		283		1,147

Total	~~W~~	96,570	~~W~~	7,869	~~W~~	1,739	~~W~~	106,178

Notes:

(1)	Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments.

(2)	Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on us up to a stipulated amount under specific terms and conditions. These are generally short-term and collateralized by the underlying shipments of goods to which they relate. Commitments to extend credit, including credit lines, are in general subject to provisions that allow us to withdraw such commitments in the event there are material adverse changes affecting an obligor.
(3)	Financial guarantees are contracts that require us to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee liabilities are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee. The financial guarantee liability is subsequently carried at the higher of this amortized amount and the present value of any expected payment when a payment under the guarantee has become probable. Financial guarantees are included within other liabilities.
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

Capital Adequacy

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2012 based on Basel I and as of December 31, 2013 and 2014 based on Basel III.

	As of December 31,
	2012(1)		2013(2)		2014(2)
	(In millions of Won, except percentages)
Tier I Capital:
Tier I CE Capital	~~W~~	19,124,728	~~W~~	19,119,612	~~W~~	20,678,973
Paid-in capital		2,589,553		2,589,553		2,589,553
Capital reserve		8,432,526		8,442,542		8,442,542
Retained earnings		9,138,769		11,975,700		13,656,398
Non-controlling interest in consolidated subsidiaries		2,469,146		82,442		78,362
Others		(3,505,266)		(3,970,625)		(4,087,883)
Additional Tier I Capital		—		2,418,788		1,495,382

Total Tier I Capital	~~W~~	19,124,728	~~W~~	21,538,399	~~W~~	22,174,354

Tier II Capital:
Allowances for credit losses	~~W~~	2,588,414		1,536,628		1,633,808
Subordinated debt		4,061,277		315,000		280,000
Valuation gain on investment securities		299,906		—		—
Others		(998,589)		2,215,800		1,849,806

Total Tier II capital	~~W~~	5,951,008	~~W~~	4,067,428	~~W~~	3,763,614

Total Capital	~~W~~	25,075,736	~~W~~	25,605,827	~~W~~	25,937,968

Risk-weighted assets
Credit risk	~~W~~	196,496,395	~~W~~	170,520,750	~~W~~	177,137,898
Market risk		4,688,006		5,192,895		7,135,320
Operational risk		—		15,003,003		14,559,643

Total risk-weighted assets	~~W~~	201,184,402	~~W~~	190,716,648	~~W~~	198,832,860

Capital adequacy ratio		12.46%		13.43%		13.05%
Tier I capital adequacy ratio		9.51%		11.29%		11.15%
Common equity capital adequacy ratio		—%		10.03%		10.40%

Notes:

(1)	Figures as of December 31, 2012 calculated according to Basel I requirements.
(2)	Figures as of December 31, 2013 and 2014 calculated according to Basel III requirements.

ITEM 5.C.	Research and Development, Patents and Licenses

Not applicable.

ITEM 5.D.	Trend Information

These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E.	Off-Balance Sheet Arrangements

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

ITEM 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations, Commitments and Guarantees.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive director is as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Han Dongwoo	66	Chairman and Chief Executive Officer	March 23, 2011	March 2017

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Han Dongwoo is our Chairman and Chief Executive Officer. Prior to being elected to his current position on March 23, 2011, he was the vice-chairman of Shinhan Life Insurance from 2007 to 2009 and also served as the chief executive officer of Shinhan Life Insurance in 2002, a vice president of Shinhan Bank in 1999, a managing director of Shinhan Bank in 1995 and a director of Shinhan Bank in 1993. Mr. Han received a LL.B. degree from the College of Law, Seoul National University.

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

Our non-executive and outside directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Cho Yong-byoung	57	Non-Executive Director	March 25, 2015	March 2017
Kwon Taeeun	74	Outside Director	March 23, 2011	March 2016
Kim Seok-won	68	Outside Director	March 23, 2011	March 2016
Namkoong Hoon	67	Outside Director and Chairman of Board of Directors	March 23, 2011	March 2016
Park Cheul	69	Outside Director	March 25, 2015	March 2017
Lee Man-woo	60	Outside Director	March 26, 2014	March 2016
Lee Sang-kyung	69	Outside Director	March 29, 2012	March 2016
Ko Boo-in	73	Outside Director	March 28, 2013	March 2016
Chung Jin	78	Outside Director	March 26, 2014	March 2016
Yuki Hirakawa	54	Outside Director	March 25, 2015	March 2017
Philippe Avril	55	Outside Director	March 25, 2015	March 2017

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Cho Yong-byoung has been our non-executive director since March 25, 2015. Mr. Cho currently also serves as the president and chief executive officer of Shinhan Bank. Prior to his current position, Mr. Cho served as the chief executive officer of Shinhan BNP Paribas Asset Management in 2013 and as the deputy president of Shinhan Bank in 2011. Mr. Cho received a bachelor’s degree in Law from Korea University.

Kwon Taeeun has been our outside director since March 23, 2011. Mr. Kwon served as the former Dean of the Department of Global Business at the School of Contemporary International Studies, Nagoya University of Foreign Studies from 2010 to 2012, the chief executive officer of Nam Bu Ham Co., Ltd. from 1983 to 2010, a committee member of the Korea Residents’ Union HQ in Japan from 1997 to 2009 and counsel and director of the Korea Education Foundation from 1991 to 2008. Mr. Kwon also was a professor of the Department of Global Business at the School of Contemporary International Studies, Nagoya University of Foreign Studies from 2004 to 2012. Mr. Kwon received a Ph.D. in Business Administration from Nanzan University.

Kim Seok-won has been our outside director since March 23, 2011. Mr. Kim served as the former chairman of Credit Information Companies Association from 2009 to 2012, the chairman of the Korea Federation of Savings Banks from 2006 to 2009, an outside director at Woori Bank in 2005, the vice president of Korea Deposit Insurance Corporation from 2002 to 2005 and the head of the Korea-OECD Multilateral Tax Center from 1999 to 2001. Mr. Kim received a Ph.D. in Economics from Kyung Hee University.

Namkoong Hoon has been our outside director since March 23, 2011 and is currently the Chairman of the Board of Directors. Mr. Namkoong served as an outside director of Samsung Electro-Magnetics Co., Ltd. from 2005 to 2014, an outside director of Korea Real Asset Management Company (KORAMCO) from 2009 to 2011, the chairman of Korea Life Insurance Association from 2005 to 2008, a member of the Monetary Policy Committee of the Bank of Korea from 2000 to 2004 and the chairman and president of the Korea Deposit Insurance Corporation from 1999 to 2000. Mr. Namkoong received a master’s degree in Public Administration from the University of Wisconsin at Madison.

Park Cheul has been our outside director since March 25, 2015. Mr. Park served as the former chairman and chief executive officer of Leading Investment & Securities Co., Ltd. from 2006 to 2013, an outside director of the Korea Development Bank from 2003 to 2006, a committee member of the National Economy Advisory Council in 2004 and the senior deputy governor of the Bank of Korea from 2000 to 2003. Mr. Park received a master’s degree in Economics from New York University.

Lee Man-woo has been our outside director since March 26, 2014. Mr. Lee is currently a professor at Korea University Business School. Mr. Lee served as the chairman of the Korean Accounting Association from 2007 to 2008, the chairman of the Korean Academic Society of Taxation from 2006 to 2007 and a member of the Securities Listing Committee of the Korea Exchange from 2001 to 2007. Mr. Lee received a Ph.D. in Business Administration from the University of Georgia.

Lee Sang-kyung has been our outside director since March 29, 2012. Mr. Lee currently serves as the representative attorney of the law firm WONJON. Prior to his current position, Mr. Lee served as the chief judge of the Constitutional Court of Korea. Mr. Lee received a bachelor’s degree in law from Chung-Ang University.

Ko Boo-in has been our outside director since March 28, 2013. Mr. Ko is currently the chief executive officer of Sansei Co., Ltd. Mr. Ko served as an outside director of Shinhan Financial Group from 2009 to 2010, an outside director of Jeju Bank from 2005 to 2009, a director of Jeju International Convention Center in 2002, an advisor to the National Unification Advisory Council in 1998 and the vice chairman of the Korea Chamber of Commerce and Industry in Tokyo in 1998. Mr. Ko received a bachelor’s degree from Meiji University.

Chung Jin has been our outside director since March 26, 2014. Mr. Chung currently serves as the chairman of Jin Corporation. Mr. Chung served as the chairman and vice chairman of the Korean Residents Union in Japan from 2006 to 2012 and 2003 to 2006, respectively, the president of Daitou Co., Ltd. from 1978 to 1994 and the deputy president of Muramathu Co., Ltd. from 1959 to 1978. Mr. Chung received a bachelor’s degree in economics from Nihon University.

Yuki Hirakawa has been our outside director since March 25, 2015. Mr. Hirakawa currently serves as the chief executive officer of Level River Co., Ltd. Mr. Hirakawa served as the chief executive officer of Hirakawa Industry Co., Ltd. from 1994 to 2012. Mr. Hirakawa received a bachelor’s degree in Spanish from Osaka University.

Philippe Avril has been our outside director since March 25, 2015. Mr. Avril currently serves as the chief executive officer and representative director of BNP Paribas Securities (Japan) Ltd. and the chief country officer of BNP Paribas, Tokyo Branch. Mr. Avril received a master’s degree in Economics from Université Paris-Dauphine.

Any director wishing to enter into a transaction with Shinhan Financial Group including the subsidiaries in his or her personal capacity is required to obtain the prior approval of our Board of Directors. The director having an interest in the transaction may not vote at the meeting of our Board of Directors at which the relevant transaction is subject to vote for approval.

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position	In Charge of
Kim Hyung-jin	56	Deputy President and Chief Strategic Officer	Strategic Planning Team Global Business Strategy Team Future Strategy Research Institute Corporate Culture Development Team

Soh Jae-gwang	53	Deputy President	Synergy Management Team Information, Communication and Technology Planning Team Audit Team Smart Finance Team

Lee Sin-gee	58	Deputy President	Public Relations Team Corporate Social Responsibility Team Management Support Team

Lim Young-jin	54	Deputy President	Wealth Management Planning Office

Lee Dong-hwan	55	Deputy President	Corporate & Investment Banking Planning Office

Yim Bo-hyuk	54	Executive Vice President and Chief Financial Officer	Finance Management Team Investor Relations Team Human Resource Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Kim Hyung-jin has been our Deputy President and Chief Strategic Officer since May 23, 2013. Mr. Kim previously served as president of Shinhan Data System. Mr. Kim also serves as a deputy president of Shinhan Bank. Mr. Kim received a bachelor’s degree in economics from Yeungnam University.

Soh Jae-gwang has been our Deputy President since April 18, 2011. Mr. Soh previously served as a deputy president of Shinhan Card in charge of risk management and held various posts at Shinhan Card and LG Card. Mr. Soh received a bachelor’s degree in business management from Korea University.

Lee Sin-gee has been our Deputy President since January 1, 2013. Mr. Lee previously served as executive vice president of Shinhan Bank from 2011 to 2013. Mr. Lee received a bachelor’s degree in commerce and trade from Yeungnam University.

Lim Young-jin has been our Deputy President since May 27, 2013. Mr. Lim also serves as a deputy president of Shinhan Bank and a non-executive director of Shinhan Investment Corp. Mr. Lim received a bachelor’s degree in business management from Korea University.

Lee Dong-hwan has been our Deputy President since April 18, 2011. Mr. Lee previously served as deputy vice president of Shinhan Bank in charge of capital markets and held various posts at Shinhan Bank and Shinhan Financial Group. Mr. Lee also currently serves as an outside director of Shinhan Investment. Mr. Lee received a bachelor’s degree in business management from Yonsei University.

Yim Bo-hyuk has been our Executive Vice President since January 1, 2014 and our Chief Financial Officer since March 2, 2015. Mr. Yim previously served as our Managing Director in charge of risk management. Mr. Yim received a bachelor’s degree in business management from Korea University.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B.	Compensation

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2014 was ~~W~~4.1 billion, consisting of ~~W~~2.8 billion in salaries and wages and ~~W~~1.3 billion in bonus payments.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us. We do not pay any severance payment to our chairman or directors upon their retirement, but we do, however, pay fixed sums of severance payment to other members of senior management pursuant to internal guidelines on severance payments to members of senior management. In 2014, we accrued ~~W~~0.1 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which the expiration of the exercise period has been suspended by a resolution of the board of directors. We did not record any accrued expense for stock options in 2014.

During the period from March 20, 2007 to December 31, 2013, we granted “performance units” to certain high-ranking officers of select group companies. These performance units are performance-based cash compensation, the per-unit value of which is initially determined at the time of grant subject to adjustment after a fixed number of years based on the operating and financial performance of the relevant group company over the same or another fixed term, at the end of which a cash amount equal to the adjusted number of the performance units is paid out. For performance units granted prior to April 1, 2010, the performance review period was three years, and the payout was made at the end of the three-year term. For performance units granted on or after April 1, 2010 until December 31, 2014, the applicable performance review period is generally four years (and to a limited extent, five years), and the payment is made at the end of such four- or five-year term. We ceased granting performance units effective January 1, 2014.

Since April 1, 2010, we have also granted “performance shares” to certain high-ranking officers of select group companies. The performance shares are conceptually similar to the performance units granted since April 1, 2010, in that the number of performance shares is based on the operating and financial performance of the relevant group company, except that the number of performance shares granted is adjusted on the basis of the movements in the market price of our shares. The aggregate amount of performance shares granted to a given grantee is generally equal to the expected incentive compensation payable to such grantee for three years (in the case of performance shares granted prior to January 1, 2014) and one year (in the case of performance shares granted since January 1, 2014) of service starting from the grant date, which initial amount is computed based on the expected performance of the grantee’s company and the expected price movements of our shares over the applicable adjustment period, which is generally four years (and to a limited extent, five years). The performance shares are paid out in cash at the end of the applicable adjustment period (even if employment is terminated prior to such date, provided that for performance shares granted prior to January 1, 2014 the payment was or will be made at the time of such termination), and the grantee is contractually and in accordance with our internal regulations required to use the payout solely to purchase our shares in the market at the then-prevailing market price.

Neither the performance units nor the performance shares have been granted to outside directors. In 2014, we recognized ~~W~~0.2 billion and ~~W~~1.9 billion as accrued expenses for performance units and performance shares, respectively.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in November 2013, we are required to disclose in our Korean annual report the individual annual compensation (including stock options) paid by us to our directors and statutory auditors if the individual annual compensation for such persons is ~~W~~500 million or greater. In 2014, Han Dongwoo, our Chairman and Chief Executive Officer, received ~~W~~1,233 million, consisting of ~~W~~801 million in salaries and wages and ~~W~~432 million in bonuses. Mr. Han was granted in 2014, and currently holds, 19,500 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during the period from 2014 to 2017.

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

Committees of the Board of Directors

We currently have seven management committees that serve under the board:

•	the Board Steering Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee;

•	the Outside Director Recommendation Committee;

•	the Audit Committee Member Recommendation Committee;

•	the Corporate Governance and Chief Executive Officer Recommendation Committee; and

•	the Corporate Social Responsibility Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Board Steering Committee

The Board Steering Committee currently consists of five directors, namely Han Dongwoo, Namkoong Hoon, Lee Sang-kyung, Chung Jin and Yuki Hirakawa. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee

The Risk Management Committee currently consists of three directors, namely Namkoong Hoon, Park Cheul and Philippe Avril. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of four outside directors, namely Kwon Taeeun, Kim Seok-won, Lee Man-woo and Lee Sang-kyung. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Compensation Committee

The Compensation Committee currently consists of four directors, namely Kim Seok-won, Park Cheul, Lee Man-woo and Chung Jin. At least one-half of the members of this committee must be outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

Outside Director Recommendation Committee

Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director selection, (ii) recommendation of outside director candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

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

Corporate Governance and Chief Executive Officer Recommendation Committee

The Corporate Governance and Chief Executive Officer (CEO) Recommendation Committee was established in March 2012 and currently consist of six directors, namely Ko Boo-in, Kwon Taeeun, Namkoong Hoon, Lee Sang-kyung, Philippe Avril and the chairman of our group. This committee is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior, size of the board of directors and other matters necessary for improving our overall corporate governance structure), as well as recommendation of the nominees for the president and/or chief executive officer of our group and development, operation and review of our management succession plan, including setting the qualifications for the CEO, evaluating CEO candidate pool and recommending CEO candidates. The chairperson of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Corporate Social Responsibility Committee

The Corporate Social Reasonability Committee was established in March 2015 and currently consists of four directors, namely Kim Seok-won, Lee Man-woo, Yuki Hirakawa and the chairman of our group. This committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen.

ITEM 6.D.	Employees

At the holding company level, we had 147, 142 and 152 regular employees as of December 31, 2012, 2013 and 2014, respectively, almost all of whom are employed within Korea. Our subsidiaries had 20,197, 21,478 and 21,453 regular employees as of December 31, 2012, 2013 and 2014, respectively, almost all of whom are employed within Korea. In addition, we had nine, nine and six non-regular employee at the holding company level as of December 31, 2012, 2013 and 2014, respectively, and 3,343, 2,318 and 1,944 non-regular employees at the subsidiary level as of December 31, 2012, 2013 and 2014, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 0.26% were managerial or executive employees.

10,408 employees of Shinhan Bank and 328 employees of Jeju Bank were members of the Korean Financial Industry Union as of December 31, 2014. 2,528 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2014. 1,501 employees of Shinhan Investment and 1,117 employees of Shinhan Life were members of the Korea Finance & Service Workers’ Union as of December 31, 2014.

Under Korean law, we may not terminate full time employees except under limited circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages and contribute 4.5% of employees’ wages which are deducted from such wages to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2012, 2013 and 2014, we recognized liabilities for defined benefit obligations of ~~W~~222 billion, ~~W~~118 billion and ~~W~~309 billion, respectively. See Note 26 of the notes to our consolidated financial statements.

ITEM 6.E.	Share Ownership

As of December 31, 2014, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 513,825 shares of our common stock representing approximately 0.11% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2014, the employee stock ownership association owned 19,344,136 shares of our common stock.

Following the expiration of the exercise period for remaining stock options on March 18, 2015, there are currently no outstanding options granted to directors and officers of the holding company and its subsidiaries.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2014.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service(1)(2)	42,133,294	8.89
BNP Paribas SA	25,356,276	5.35
Saudi Arabian Monetary Agency	20,863,893	4.40
Shinhan Financial Group Employee Stock Ownership Association	19,344,136	4.08
Citibank, N.A. (ADR Department)	12,478,312	2.63
The Government of Singapore	10,053,958	2.12
The Lazard Funds Inc.	7,748,374	1.63
Samsung Asset Management	6,073,694	1.28
Mizuho	5,955,000	1.26
People’s Bank of China	4,762,564	1.00
Others	319,430,086	67.36

Total	474,199,587	100.00

Notes:

(1)	As of December 31, 2014, National Pension Service held 2,000,000 shares, or 18.02% of our Series 12 redeemable preferred stock, which we issued in April 2011. The redeemable preferred stock does not carry voting rights.
(2)	As of March 3, 2015, National Pension Service held 43,174,488 shares, or 9.10% of our common shares.

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

As of December 31, 2014, 474,199,587 common shares and 11,100,000 Series 12 redeemable preferred shares are currently issued and outstanding. See “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

As of December 31, 2014, the latest date on which we closed our shareholders’ registry, 543 shareholders of record were notated as U.S. persons, holding in the aggregate 22.27% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing one shares of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

ITEM 7.B.	Related Party Transactions

Since the beginning of the preceding three financial years, none of our directors or officers has or had any transactions with us that are or were unusual in their nature or conditions or significant to our business, other than as set forth below and also described in Note 46 to our consolidated financial statements included in this annual report.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2014, BNP Paribas Group held 25,356,276 shares, or 5.35%, of our total common stock.

As of December 31, 2012, 2013 and 2014, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~3.2 billion, ~~W~~4.6 billion and ~~W~~4.6 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

As of December 31, 2014, we and our subsidiaries were defendants in pending lawsuits (including any government proceedings) in the aggregate claim amount of ~~W~~376 billion, for which we recorded a provision of ~~W~~33 billion.

Shinhan Bank, like many other commercial banks in Korea, is currently subject to litigation in relation to investment products knows as “KIKOs”. KIKOs, which stand for “knock-in knock-out,” are foreign currency derivative products under the terms of which the seller is obligated to pay the buyer a certain amount if the Korean Won appreciates beyond a certain level and the buyer is obligated to pay the seller a certain amount if the Korean Won appreciates beyond a certain level. Intended as a hedging instrument, these products were sold to mostly small businesses primarily prior to the onset of the global financial crisis in 2008, but when the Korean Won significantly and suddenly depreciated during the global financial crisis, the investors became obligated to pay a substantial sum to the banks, including Shinhan Bank. Subsequently, the investors brought suit to nullify the contracts on grounds of imperfect sale alleging failure on the part of the selling banks to fully disclose the associated risk. As of December 31, 2014, the courts had conclusively found in our favor in 45 of 54 KIKO-related cases and at least partially against us in the remaining nine cases. As of December 31, 2014, seven KIKO-related cases were in proceeding for which the aggregate amount of claims in dispute was ~~W~~46.6 billion and we set aside ~~W~~6.1 billion as allowance in respect of such claims.

In November 2005, Shinhan Bank purchased the shares of Shinho Paper Co., Ltd. (currently known as Artone Paper Co., Ltd.) (“Shinho”) held by Aram Corporate Restructuring Association (“Aram”) from Choong-Shik Lee, an executive member of the Aram, who allegedly sold such shares against the will of the other members of Aram in an act of embezzlement (the “Embezzlement”). Chung Wook Uhm, who was then in charge of the management of Shinho, brought claim for damages against Shinhan Bank on the grounds that (i) Shinhan Bank was aware of the Embezzlement when it bought the shares and (ii) Shinhan Bank caused forfeiture of Chung Wook Uhm’s management rights when it exercised its voting rights in favor of Kuk- Il Paper MFG Co., Ltd. (“Kuk-Il”), which had announced its intention to attempt a hostile takeover of Shinho. In our rebuttal, we argued that we did not participate in the alleged Embezzlement since Shinhan Bank properly purchased the shares through a block trade on the Korea Exchange during trading hours. In September 2011, the Seoul Central District Court ruled in favor of Chung Wook Uhm, ordering Shinhan Bank and Choong-Shik Lee to jointly and severally compensate approximately ~~W~~25 billion to Chung Wook Uhm as damages for his loss of management rights. In August 2014, the appellate court ruled partly against us and set the amount of damages payable by us at ~~W~~15 billion. We have made advance contingent payment of ~~W~~21 billion (which amount includes interest) to Chung Wook Uhm and have appealed to the Supreme Court of Korea, where the case is currently pending.

In May 2011, Shinhan Bank commenced an action against Dongah and two of its employees in connection with such employees’ embezzlement of ~~W~~89.8 billion from funds held in a trust account managed by Shinhan Bank on behalf of Dongah’s creditors. Through the action, Shinhan Bank sought, among other things, a declaratory judgment finding that Shinhan Bank is not liable for the embezzlement on the basis that Shinhan Bank properly remitted the trust funds at issue in accordance with the release instruction duly executed by the employees of Dongah. Shinhan Bank further claimed compensation for damages from the employees of Dongah in the amount of ~~W~~89.8 billion. Dongah, in its counterclaim, alleged that Shinhan Bank should reinstate the embezzled funds on the grounds that Shinhan Bank, as the trustee, did not manage the trust account properly and thereby caused reduction in trust funds. In May 2011, the Seoul Central District Court dismissed Shinhan Bank’s claim, ruling that Shinhan Bank’s transfer of the funds was not in accordance with the terms of the trust agreement and therefore, inappropriate. The court concurrently admitted Dongah’s counterclaim and ordered Shinhan Bank to restore the embezzled trust funds by depositing ~~W~~89.8 billion, while accepting Shinhan Bank’s claim for compensatory damages against the employees of Dongah in the amount of ~~W~~89.8 billion and interest accrued thereon (except the claim for loss incurred by delay). Shinhan Bank appealed to the Seoul High Court alleging that Shinhan Bank is not liable for the embezzlement or, in the alternative, that Dongah should reinstate ~~W~~42.7 billion as unjust profits since such funds were eventually credited to the account of Dongah by its employees and pay damages to Shinhan Bank in the amount of ~~W~~18.8 billion for Dongah’s failure to properly manage and supervise its employees. In April 2012, the Seoul High Court dismissed Shinhan Bank’s claim that it was not liable for the embezzlement and ordered Shinhan Bank to restore the embezzled trust funds by depositing ~~W~~96.2 billion (representing the principal amount of the embezzled funds and profit that would have been earned by the trust account through March 13, 2012 absent the embezzlement) and paying interest on such deposit amount until the date on which such amount is deposited in full. The Seoul High Court, however, admitted

Shinhan Bank’s alternative claim and ordered Dongah to pay ~~W~~61.5 billion (representing the sum of ~~W~~42.7 billion and ~~W~~18.8 billion claimed by Shinhan Bank as described above) and interest accrued thereon to Shinhan Bank. Pursuant to the ruling of the Seoul High Court, Shinhan Bank has deposited ~~W~~96.8 billion to the trust account managed by Shinhan Bank on behalf of Dongah’s creditors. Shinhan Bank subsequently appealed to the Supreme Court of Korea. In addition, the Financial Supervisory Service commenced an investigation of Shinhan Bank in connection with this incident, and, in July 2012, issued an institutional warning against Shinhan Bank. The above lawsuit is currently pending in the Supreme Court of Korea.

The Financial Supervisory Service conducted a comprehensive audit of Shinhan Bank from November to December 2012, and in July 2013, notified Shinhan Bank of an institutional caution, imposed disciplinary actions against 65 Shinhan Bank employees and assessed a fine of ~~W~~87.5 million after finding that Shinhan Bank had illegally monitored customer accounts, breached confidentiality with respect to certain financial transactions and violated its obligation to disclose and report an investment in an affiliated company to the Financial Services Commission. Furthermore, in March 2013 the Financial Supervisory Service conducted a special audit of Shinhan Bank as to an alleged malfunctioning of its financial computer network and in December 2013, notified Shinhan Bank of an institutional caution and imposed disciplinary actions against five Shinhan Bank employees after finding that Shinhan Bank did not properly maintain its information technology administrator account and vaccine server.

The Financial Supervisory Service also conducted a special audit of Shinhan Card, together with BC Card and KB Kookmin Card, from June to July 2013, in relation to alleged imperfect sales of insurance products, and in March 2014, issued an institutional warning against each of the three credit card companies based on a finding that card customers were provided inadequate or misleading disclosures regarding the risks relating to such products at the time of sale. The Financial Supervisory Service also imposed disciplinary actions against three Shinhan Card employees and assessed a fine of ~~W~~10 million against Shinhan Card as well as similar sanctions against BC Card and KB Kookmin Card. In December 2014, the Financial Supervisory Service also issued institutional cautions against Shinhan Life for selling insurance products without adequate disclosure and for incomplete payments of agency fees, together with a fine of ~~W~~338 million in relation to the former case.

In August 2014, the Fair Trade Commission of Korea (“KFTC”) investigated four major commercial banks in Korea, including Shinhan Bank, regarding alleged rate fixing (including in relation to certificates of deposit (“CD”) rates) by commercial banks. It is our current understanding that the investigation has not been concluded and we are not aware as to when it will be concluded. We also understand that the current investigation is a continuation of an investigation by the KFTC in July 2012 in relation to the same subject matter, which to our knowledge also has not been concluded to-date. We have not received any notice or report of formal findings by the KFTC in relation to the investigation in July 2012 or the one in August 2014. Since the investigation has not been concluded and the KFTC has not announced any formal findings, it is presently difficult to speculate what the KFTC has found or will find or how it will rule on the subject matter and accordingly what impact such investigation will have on our results of operations, capital or liquidity. We do note however it is structurally difficult, if not impossible, for commercial banks, including Shinhan Bank, to manipulate the CD rates in violation of Korean antitrust laws since the CD rates are determined and reported daily by the Korea Financial Investment Association (“KOFIA”) based on the average yields (after excluding the highest and the lowest yields) submitted by 10 securities companies in Korea (and not commercial banks) selected by the KOFIA for the purpose of computing the CD rates. Under Korean antitrust laws and regulations, sanctions that may be imposed for illegal manipulation of the CD rates include corrective orders and/or fines. Based on information available to-date, our management currently believes that the investigation or the result thereof is unlikely to have a material adverse effect on our results of operations, capital or liquidity; however, if Shinhan Bank or any of our other subsidiaries were to be found guilty of wrongdoing in regards to this or other subject matter and/or become subject to any penalty or other regulatory sanctions, there is no assurance that it will not have a material adverse effect on our reputation and, to a lesser extent, our results of operations, capital or liquidity.

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

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since 2010, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since 2010.

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low	(Shares)	High	Low	(ADSs)
2010	53,600	39,250	1,830,799	93.82	66.31	53,391
2011	53,800	36,150	1,749,097	101.33	61.77	51,671
2012 (1)	47,000	33,350	1,167,012	42.22	31.25	39,369
First Quarter	47,000	38,650	1,250,825	84.44	67.34	44,454
Second Quarter	44,650	37,000	1,031,253	79.08	62.79	28,073
Third Quarter	40,900	33,350	1,372,606	72.84	58.54	31,853
Fourth Quarter	38,950	33,550	968,017	36.64	31.25	53,217
2013	48,650	35,950	969,961	45.70	30.82	66,410
First Quarter	42,650	37,650	1,083,492	39.32	33.60	77,668
Second Quarter	40,700	35,950	951,656	36.26	30.82	96,414
Third Quarter	44,850	37,300	876,582	42.34	32.58	49,804
Fourth Quarter	48,650	42,150	969,944	45.70	40.06	42,457
2014	53,400	42,000	852,730	52.44	39.44	51,257
First Quarter	47,000	42,000	962,596	43.95	39.44	60,675
Second Quarter	48,000	44,300	752,597	47.00	42.55	43,787
Third Quarter	53,400	45,050	908,445	52.44	43.98	45,338
Fourth Quarter	51,500	44,450	785,826	48.83	40.00	55,554
October	51,500	46,650	870,605	48.83	43.83	65,886
November	50,400	47,900	715,311	46.69	43.36	36,241
December	49,450	44,450	768,203	44.39	40.00	61,431
2015 (through April 10)	46,650	39,300	1,092,234	42.83	36.19	75,294
January	46,650	42,500	826,439	42.83	38.50	73,006
February	45,700	41,250	994,661	42.00	37.57	56,410
March	44,000	40,850	1,417,346	39.21	36.54	72,693
April (through April 10)	41,400	39,300	1,103,235	37.55	36.19	141,260

Source: Korea Exchange; New York Stock Exchange

Note:

(1)	Effective October 15, 2012, the exchange rate of ADRs per common share was changed from 2:1 to 1:1. As supplemental information, the high price, low price and average daily trading volume of our ADRs was US$84.44, US$58.54 and 34,778 ADRs, respectively, for the period from January to September 2012 (prior to the ratio change) and US$36.64, US$31.25 and 53,217 ADRs, respectively, for the period from October to December 2012.

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

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

As of December 31, 2014, the aggregate market value of equity securities listed on the KOSPI was approximately ~~W~~1,192 trillion. The average daily trading volume of equity securities for 2014 was approximately 278 million shares with an average transaction value of ~~W~~3,984 billion.

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

	Opening(1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1,383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015 (through April 10)	1,926.44	2,087.76	1,882.45	2,087.76

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

		Total Market Capitalization		Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
2000	704	188,041,490	148,414,751	306,163	2,602,211	2,053,837
2001	689	255,850,070	194,784,979	473,241	1,997,420	1,520,685
2002	683	258,680,756	218,056,778	857,245	3,041,598	2,563,937
2003	684	355,362,626	298,123,008	542,010	2,216,636	1,859,594
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005	702	655,074,595	648,588,708	467,629	3,157,662	3,126,398
2006	731	704,587,508	757,620,976	279,096	3,435,180	3,693,742
2007	746	951,917,907	1,017,223,666	363,846	5,540,151	5,920,229
2008	765	576,927,703	457,153,489	355,440	5,190,180	4,112,663
2009	770	887,935,183	763,060,356	485,657	5,795,552	4,980,495
2010	777	1,141,885,458	1,009,981,831	380,859	5,619,768	4,970,607
2011	791	1,041,999,162	899,438,206	353,760	6,863,146	5,924,166
2012	784	1,154,294,167	1,085,638,395	486,480	4,823,643	4,536,739
2013	777	1,185,973,724	1,123,826,139	328,325	3,993,422	3,784,158
2014	773	1,192,252,867	1,092,907,569	278,082	3,983,580	3,651,646
2015 (through April 10)(2)	765	1,272,317,323	1,163,921,330	376,558	4,783,593	4,376,052

Source: Korea Exchange

Notes:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.
(2)	Information presented is as of April 10, 2015, except for the number of listed companies and the total market capitalization which are presented as of March 31, 2015.

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

Our articles of incorporation, which was last amended on March 25, 2015 to provide for, among other things, (i) electronic registration of corporate bonds in accordance with an amendment to the Korean Commercial Code, (ii) amendments to the eligibility requirements for outside directors and chief executive officer recommendation committee, each in accordance with the establishment of the Financial Corporate Governance Code, and (iii) the issuance of write-down contingent capital securities in accordance with the amendments to the Financial Investment Services and Capital Markets Act and the Korean Commercial Code, is annexed to this annual report as Exhibit 1.1.

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

General

As of December 31, 2014 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. See “— Description of Preferred Stock — Redeemable Preferred Stock (Series 10)” and “— Description of Preferred Stock — Redeemable Convertible Preferred Stock (Series 11).” As of December 31, 2014 and as of the date hereof, the number of our issued and outstanding common shares was 474,199,587.

On January 25, 2007, we issued 28,990,000 Series 10 redeemable preferred shares and 14,721,000 Series 11 redeemable convertible preferred shares as part of our funding for the acquisition of LG Card, all of which were redeemed as of January 25, 2012.

On April 20, 2011, as part of funding for partial redemption of the Series 10 redeemable preferred stock and the Series 11 redeemable convertible preferred stock, we issued 11,100,000 shares of the Series 12 non-voting redeemable preferred stock. See “— Description of Preferred Stock — Redeemable Preferred Stock (Series 12).” Other than as described above, there are no other preferred shares authorized, issued or outstanding as of the date hereof.

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of the date hereof, our authorized but unissued share capital consists of 373,684,849 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Distribution of Free Shares.” Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares. The par value of our common shares per share is ~~W~~5,000.

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

Preemptive Rights and Issuance of Additional Shares

Unless otherwise provided in the Korean Commercial Code, a company may issue authorized but unissued shares at such times and upon such terms as the board of directors of the company may determine. The company must offer the new shares on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders’ register as of the record date. Our shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. However, as provided in the Articles of Incorporation, we may issue new shares by resolution of board of directors to persons other than existing shareholders if those shares are (1) publicly offered (where the number of such shares so offered may not exceed 50% of our total number of issued and outstanding shares); (2) preferentially allocated to the members of the ESOA pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act; (3) issued for the purpose of issuing depositary receipts pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act (where the number of such shares so issued may not exceed 50% of our total number of issued and outstanding shares); (4) issued to directors or employees as a result of exercise of stock options we granted to them pursuant to the Korean Commercial Code; (5) issued to a financial investment company, a private equity fund or a special purpose company under the Financial Investment Services and Capital Markets Act; or (6) issued to any specified foreign investors, foreign or domestic financial institutions or alliance companies for operational needs such as introduction of advanced financial technology, improvement of its or subsidiaries’ financial structure and funding or strategic alliance (where such number of shares so issued may not exceed 50% of our total number of issued and outstanding shares). Under the Korean Commercial Code, a company may vary, without stockholders’ approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders’ register is closed) prior to the record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before such deadline, the shareholder’s preemptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur. Under the Financial Investment Services and Capital Markets Act, if a listed company intends to issue new shares by way of allotment to shareholders, it must issue a certificate of preemptive right to the newly issued shares. Furthermore, the company must list the newly issued shares on the Korea Exchange for a certain period of time or designate a securities company to broker and/or deal in such newly issued shares in order to ensure that they are properly distributed. In the event certain shareholder forfeit their right to subscribe to newly issued shares, the company may allot the forfeited shares to a third party under certain conditions, including in relation to the purchase price of such shares, although in principle, the company must withdraw the forfeited shares. Under the Korean Commercial Code, when a company issues new shares by way of allotment to a third party, such company must notify its stockholders or make public notice of the conditions and other details of such new shares not less than two weeks prior to the relevant subscription payment date. Under the Financial Investment Services and Capital Markets Act, however, a listed company may substitute such notification or public notice by disclosing the material fact in a report publicly filed with the listing authorities.

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2014, the employee stock ownership association owned 19,344,136 shares of our common stock.

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

The Korean Commercial Code and our Articles of Incorporation provide that an ordinary resolution may be adopted if approval is obtained from the holders of at least a majority of those common shares present or represented at such meeting and such majority also represents at least one-fourth of the total of our issued and outstanding common shares. Holders of non-voting shares (other than enfranchised non-voting shares) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. The Korean Commercial Code provides that a company’s articles of incorporation may prescribe conditions for enfranchisement of non-voting shares. For example, if our general shareholders’ meeting resolves not to pay to holders of preferred shares the annual dividend as determined by the board of directors at the time of issuance of such shares, the holders of preferred shares will be entitled to exercise voting rights from the general shareholders’ meeting immediately following the meeting adopting such resolution until the end of the meeting to declare to pay such dividend with respect to the preferred shares. Holders of such enfranchised preferred shares have the same rights as holders of common shares to request, receive notice of, attend and vote at a general meeting of shareholders.

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

On April 20, 2011, as part of funding for preferred stocks due to be redeemed in January 2012, we issued 11,100,000 Series 12 non-voting redeemable preferred shares for the subscription price of ~~W~~100,000 per share, or ~~W~~1,110 billion in the aggregate. These shares are currently entitled to dividends at the following rate: (i) for the period from the issue date until December 31, 2011, 5.58% of the subscription price per share multiplied by a fraction of the number of days from the issue date to and including December 31, 2001 over 365; (ii) for 2012 to and including 2015, 5.58% of the subscription price per share; (iii) for 2016, (x) 5.58% of the subscription price per share, multiplied by a fraction of the number of days from January 1, 2016 to April 19, 2016 over 365, plus (y) ‘R’% of the subscription price, multiplied by a fraction of the number of days from April 20, 2016 to December 31, 2016 over 365, where R% means the sum of (A) the five trading-day average of a designated five-year treasury rate quotes immediately preceding April 20, 2016 and (B) 250 basis points; and (iv) for 2017 and each year thereafter, R% of the subscription price per share. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights.” We may redeem these shares at any time during the period commencing on the fifth anniversary of the issuance date until the 20th anniversary of the issuance date to the extent that distributable profits are available for such redemption. None of these shares may be redeemed except during the redemption period. There is no maturity date for these shares.

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

Non-reporting or underreporting of securities transaction tax will generally result in the imposition of penalties equal to 20% to 60% of the non-reported or 10% to 60% of underreported tax amount and a failure to timely pay securities transaction tax due will result in penalties of 10.95% per annum of the due but unpaid tax. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, on the party that has the withholding obligation.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a PFIC for 2014, and we do not expect to be a PFIC in 2015 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets.

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

Depositary Payments for the Fiscal Year 2014

In 2014, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	—
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	51,167.35
Legal expenses	US$	—
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection to the preparation of our Form 20-F for the fiscal year 2013	US$	399,760.68

Total:	US$	450,928.03

Note: The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2014 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal Control-Integrated Framework (2013) suspended the original framework issued by COSO in 1992 on December 15, 2014. We adopted the 2013 Framework on December 15, 2014. Further details of the changes made are set out below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014. The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2014. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

Changes in Internal Controls

As part of the implementation of the Internal Control-Integrated Framework (2013), our management undertook a full review of the existing financial control model to ensure compliance with the requirements of the 2013 Framework. As part of this review, the existing financial control model was updated and enhanced to recognize the additional requirements of the new Framework. All controls have been tested and certified as part of the year-end control self-assessment process. Our management believes these controls are effective.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee currently consists of four outside directors, namely Kwon Taeeun, Lee Man-woo, Lee Sang-kyung and Kim Seok-won. Our board of directors has determined that Kwon Taeeun, the chairman of our Audit Committee, and Lee Man Woo are “audit committee financial experts”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Kwon Taeeun, Lee Man-woo, Lee Sang-kyung and Kim Seok-won are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

ITEM 16.B.	CODE OF ETHICS

We have adopted a code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required under Section 406 of the Sarbanes-Oxley Act of 2002, together with an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. We have not granted any waiver, including an implicit waiver, from a provision of the code of ethics to any of the above-mentioned officers during our most recently completed fiscal year. As a further detailed guideline to the code of ethics, we have also adopted a code of ethics applicable to all the officers and employees of our holding company and our subsidiaries and established a supplemental code of behavior for all officers and employees of our holding company and our subsidiaries in order to provide additional guideline for the performance of their work-related duties as well as their daily behavior. Our code of ethics is available on our website www.shinhangroup.com.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2012, 2013 and 2014, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2012		2013		2014
	(In millions of Won)
Audit fees	~~W~~	5,909	~~W~~	5,004	~~W~~	5,619	Audit service for Shinhan Financial Group and its subsidiaries.
Tax fees		116		171		190	Tax return and consulting advisory service.
All other fees		—		250		—	All other services which do not meet the two categories above.(1)

Total	~~W~~	6,025	~~W~~	5,425	~~W~~	5,809

Note:

(1)	Due diligence service fee.

Our audit committee generally pre-approves all engagements of our principal accountants pursuant to policies and procedures adopted by it. Our audit committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests must in the first instance be submitted as follows: (i) in the case of audit and non-audit services for our holding company, to our Planning & Financial Management subject to reporting to our Chief Financial Officer; and (ii) in the case of audit and non-audit services for our subsidiaries, to our Audit and Compliance Team subject to reporting to the Senior Executive Vice President of Audit & Compliance Team. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to the Audit Committee for consideration. To facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority of the following: (i) permitted non-audit services to our holding company, (ii) audit services to our subsidiaries and (iii) permitted non-audit services to our subsidiaries, to one of its members who is “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such member in our case is Kwon Taeeun, the chairman of our Audit Committee, and he is required to report any approvals made by them to the Audit Committee at its next meeting. Our Audit Committee meets regularly once every quarter.

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

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As a foreign private issuer, we are exempt from this requirement. In Korea, the Financial Services Commission implemented the Standard Corporate Governance Guidelines for Financial Service Companies in December 2014, and accordingly, we have adopted in February 2015 and are currently complying with international regulators on corporate governance modeled after the standard guidelines implemented by the Financial Services Commission,

Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a code of ethics applicable to all the officers and employees of our holding company and our subsidiaries, including all financial, accounting and other officers and employees that are involved in the preparation and disclosure of Shinhan Financial Group’s consolidated financial statements and internal control of financial reporting. As a further detailed guideline to the code of ethics, we have also established a supplemental code of behavior for all officers and employees of our holding company and our subsidiaries in order to provide additional guideline for the performance of their work-related duties as well as their daily behavior. We have also adopted an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The above-mentioned code of ethics and the code of behavior are available on our website www.shinhangroup.com.

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

Under Korean law, if a company issues stock options amounting to 10% or more of its issued and outstanding shares, only a board of director resolution is required for such issuance if permitted by such company’s articles of incorporation. Under our articles of incorporation, we may also grant stock options, but since April 1, 2010, we have not granted any stock options.

We currently have two equity compensation plans, consisting of a performance share plan for directors and key employees and an employee stock ownership plan for all employees under the Framework Act on Labor Welfare.

In accordance with our internal regulations, performance shares granted to directors are granted pursuant to a resolution by the board of director, subject to the limit amount set by a resolution at the shareholders’ meeting while performance shares granted to key employees are granted pursuant to a resolution by the board of director, without any requirement that the limit amount be approved at the shareholders’ meeting. There are no requirements relating to the granting of performance shares under applicable Korean laws and our articles of incorporation.

Under the Framework Act on Labor Welfare, a Korean company may issue stock options up to 20% of its issued and outstanding shares by a resolution at the shareholders’ meeting, if permitted by the articles of incorporation. Our articles of incorporation does not contain such provision. The equity compensation scheme for the employee stock ownership association is governed by its internal regulations, over which we have no control under Korean law.

Annual Certification of Compliance

Under the NYSE listing rules, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. As a foreign private issuer, we are not subject to this requirement. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with the NYSE corporate governance standards applicable to us. In addition, foreign private issuers, including us, are required to submit to the NYSE an annual written affirmation relating to compliance with Sections 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. An annual written affirmation is required to be submitted to the NYSE within 30 days of filing with the SEC our annual report on Form 20-F. We have been in compliance with this requirement in all material respects and plan to submit such affirmation within the prescribed time line

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

Date: April 30, 2015

SHINHAN FINANCIAL GROUP CO, LTD.

By:	/s/ Han Dongwoo
Name: Han Dongwoo
Title: Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited the Group’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 30, 2015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2013 and 2014

(In millions of won)	Notes	2013 (Restated see note 48)		2014
Assets
Cash and due from banks	4,8,20	￦	16,472,509	20,584,838
Trading assets	4,9,20		18,033,298	24,362,176
Financial assets designated at fair value through profit or loss	4,10,20		3,360,765	2,737,375
Derivative assets	4,11		1,717,468	1,568,307
Loans, net	4,12,20		205,722,718	221,617,689
Available-for-sale financial assets	4,13,20,48		33,596,567	31,418,014
Held-to-maturity financial assets	4,13,20		11,031,307	13,373,384
Property and equipment, net	14,20		3,214,303	3,147,255
Intangible assets, net	15		4,226,378	4,152,843
Investments in associates	16		328,567	341,876
Current tax receivable			6,184	10,643
Deferred tax assets	42,48		196,410	228,356
Investment property, net	17		690,257	267,529
Other assets, net	4,18,48		12,451,007	14,202,627
Assets held for sale			242,815	8,892

Total assets		￦	311,290,553	338,021,804

Liabilities
Deposits	4,21	￦	178,809,881	193,709,738
Trading liabilities	4,22		1,258,283	2,688,734
Financial liabilities designated at fair value through profit or loss	4,23		5,909,130	8,996,181
Derivative liabilities	4,11,48		2,019,395	1,717,555
Borrowings	4,24		20,142,908	22,973,767
Debt securities issued	4,25		37,491,439	37,334,612
Liabilities for defined benefit obligations	26		117,655	309,457
Provisions	27		750,283	694,165
Current tax payable			239,174	256,993
Deferred tax liabilities	42		14,625	9,549
Liabilities under insurance contracts	28,48		15,661,827	17,776,280
Other liabilities	4,29		19,020,815	21,039,865

Total liabilities			281,435,415	307,506,896

Equity	30
Capital stock			2,645,053	2,645,053
Hybrid bonds			537,443	537,443
Capital surplus			9,887,335	9,887,335
Capital adjustments			(393,128)	(393,405)
Accumulated other comprehensive income	48		672,967	637,894
Retained earnings	48		14,188,480	15,869,779

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			27,538,150	29,184,099
Non-controlling interests	30		2,316,988	1,330,809

Total equity			29,855,138	30,514,908

Total liabilities and equity		￦	311,290,553	338,021,804

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012, 2013 and 2014

(In millions of won)	Notes	2012 (Restated see note 48)		2013 (Restated see note 48)	2014
Interest income		￦	13,998,521	12,591,322	12,060,507
Interest expense			(7,018,803)	(5,986,438)	(5,270,707)

Net interest income	32,48		6,979,718	6,604,884	6,789,800

Fees and commission income			3,491,151	3,489,668	3,560,500
Fees and commission expense			(1,948,006)	(2,103,313)	(2,091,342)

Net fees and commission income	33		1,543,145	1,386,355	1,469,158

Insurance income			4,434,009	4,230,013	4,221,120
Insurance expenses			(4,645,384)	(4,612,791)	(4,634,320)

Net insurance loss	28,48		(211,375)	(382,778)	(413,200)

Dividend income	34,48		174,325	155,984	175,798
Net trading income	35,48		607,861	74,912	262,492
Net foreign currency transaction gain			280,028	296,187	223,718
Net loss on financial instruments designated at fair value through profit or loss	36		(532,070)	(122,020)	(360,972)
Net gain on disposal of available-for-sale financial assets	13		535,578	700,609	680,931
Impairment losses on financial assets	37		(1,416,220)	(1,339,897)	(1,174,379)
General and administrative expenses	38		(4,061,576)	(4,202,550)	(4,462,883)
Other operating expenses, net	40		(723,519)	(539,687)	(535,653)

Operating income			3,175,895	2,631,999	2,654,810

Equity method income	16		27,538	7,286	30,580
Other non-operating income, net	41		25,131	37,268	182,186

Profit before income taxes			3,228,564	2,676,553	2,867,576

Income tax expense	42,48		738,226	621,214	667,965

Profit for the year	30,43,48	￦	2,490,338	2,055,339	2,199,611

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2012, 2013 and 2014

(In millions of won, except earnings per share)	Notes	2012 (Restated see note 48)		2013 (Restated see note 48)	2014
Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		￦	(84,917)	(57,845)	(12,868)
Net change in unrealized fair value of available-for-sale financial assets			13,441	(268,943)	135,908
Equity in other comprehensive income of associates			4,097	(4,811)	6,255
Net change in unrealized fair value of cash flow hedges			15,655	6,089	(16,378)
Other comprehensive income (loss) of separate account			570	(1,829)	5,820

			(51,154)	(327,339)	118,737
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			179	18,599	(154,416)

Total other comprehensive loss, net of income tax	30,48		(50,975)	(308,740)	(35,679)

Total comprehensive income for the year		￦	2,439,363	1,746,599	2,163,932

Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43,48	￦	2,320,319	1,898,577	2,081,110
Non-controlling interest			170,019	156,762	118,501

		￦	2,490,338	2,055,339	2,199,611

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	48	￦	2,267,660	1,591,423	2,046,037
Non-controlling interest			171,703	155,176	117,895

		￦	2,439,363	1,746,599	2,163,932

Earnings per share:	30,43,48
Basic earnings per share in won		￦	4,681	3,810	4,195

Diluted earnings per share in won		￦	4,681	3,810	4,195

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2012, 2013 and 2014 (Restated, see note 48)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2012	￦	2,645,053	238,582	9,886,849	(392,654)	1,032,780	11,046,478	24,457,088	2,462,304	26,919,392
Effect of prior period misstatement		—	—	—	—	—	119	119	—	119
Balance at January 1, 2012 (restated)		2,645,053	238,582	9,886,849	(392,654)	1,032,780	11,046,597	24,457,207	2,462,304	26,919,511
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,320,319	2,320,319	170,019	2,490,338
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(84,695)	—	(84,695)	(222)	(84,917)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	12,852	—	12,852	589	13,441
Equity in other comprehensive income of associates		—	—	—	—	4,097	—	4,097	—	4,097
Net change in unrealized fair value of cash flow hedges		—	—	—	—	15,655	—	15,655	—	15,655
Other comprehensive income of separate account		—	—	—	—	570	—	570	—	570
Remeasurements of defined benefit plans		—	—	—	—	(1,138)	—	(1,138)	1,317	179

Total other comprehensive income (loss)		—	—	—	—	(52,659)	—	(52,659)	1,684	(50,975)

Total comprehensive income		—	—	—	—	(52,659)	2,320,319	2,267,660	171,703	2,439,363

Other changes in equity
Dividends		—	—	—	—	—	(629,508)	(629,508)	—	(629,508)
Dividends to hybrid bonds		—	—	—	—	—	(23,688)	(23,688)	—	(23,688)
Issuance of hybrid bonds		—	298,861	—	—	—	—	298,861	—	298,861
Change in other capital surplus		—	—	350	—	—	—	350	—	350
Change in other capital adjustments		—	—	—	(443)	—	—	(443)	—	(443)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(92,754)	(92,754)

		—	298,861	350	(443)	—	(653,196)	(354,428)	(92,754)	(447,182)

Balance at December 31, 2012 (restated)	￦	2,645,053	537,443	9,887,199	(393,097)	980,121	12,713,720	26,370,439	2,541,253	28,911,692

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2012, 2013 and 2014 (Restated, see note 48)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2013	￦	2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144
Effect of prior period misstatement		—	—	—	—	—	(1,452)	(1,452)	—	(1,452)
Balance at January 1, 2013 (restated)		2,645,053	537,443	9,887,199	(393,097)	980,121	12,713,720	26,370,439	2,541,253	28,911,692
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	1,898,577	1,898,577	156,762	2,055,339
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(57,825)	—	(57,825)	(20)	(57,845)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(267,694)	—	(267,694)	(1,249)	(268,943)
Equity in other comprehensive income of associates		—	—	—	—	(4,811)	—	(4,811)	—	(4,811)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	6,089	—	6,089	—	6,089
Other comprehensive income of separate account		—	—	—	—	(1,829)	—	(1,829)	—	(1,829)
Remeasurements of defined benefit plans		—	—	—	—	18,916	—	18,916	(317)	18,599

Total other comprehensive income (loss)		—	—	—	—	(307,154)	—	(307,154)	(1,586)	(308,740)

Total comprehensive income		—	—	—	—	(307,154)	1,898,577	1,591,423	155,176	1,746,599

Other changes in equity
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(29,939)	(29,939)	—	(29,939)
Change in other capital surplus		—	—	136	—	—	—	136	—	136
Change in other capital adjustments		—	—	—	(31)	—	—	(31)	—	(31)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(379,441)	(379,441)

		—	—	136	(31)	—	(423,817)	(423,713)	(379,441)	(803,153)

Balance at December 31, 2013 (restated)	￦	2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2012, 2013 and 2014 (Restated, see note 48)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2014	￦	2,645,053	537,443	9,887,335	(393,128)	671,807	14,194,163	27,542,673	2,316,988	29,859,661
Change in accounting policy		—	—	—	—	1,160	(1,611)	(451)	—	(451)
Effect of prior period misstatement		—	—	—	—	—	(4,072)	(4,072)	—	(4,072)
Balance at January 1, 2014 (restated)		2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,081,110	2,081,110	118,501	2,199,611
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(11,984)	—	(11,984)	(884)	(12,868)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	134,507	—	134,507	1,401	135,908
Equity in other comprehensive income of associates		—	—	—	—	6,255	—	6,255	—	6,255
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(16,378)	—	(16,378)	—	(16,378)
Other comprehensive income of separate account		—	—	—	—	5,820	—	5,820	—	5,820
Remeasurements of defined benefit plans		—	—	—	—	(153,293)	—	(153,293)	(1,123)	(154,416)

Total other comprehensive income (loss)		—	—	—	—	(35,073)	—	(35,073)	(606)	(35,679)

Total comprehensive income		—	—	—	—	(35,073)	2,081,110	2,046,037	117,895	2,163,932

Other changes in equity
Dividends		—	—	—	—	—	(370,168)	(370,168)	—	(370,168)
Dividends to hybrid bonds		—	—	—	—	—	(29,940)	(29,940)	—	(29,940)
Change in other capital adjustments		—	—	—	(277)	—	—	(277)	—	(277)
Change in other retained earnings		—	—	—	—	—	297	297	—	297
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(1,104,074)	(1,104,074)

		—	—	—	(277)	—	(399,811)	(400,088)	(1,104,074)	(1,504,162)

Balance at December 31, 2014	￦	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2013 and 2014

(In millions of won)	Notes	2012 (Restated see note 48)		2013 (Restated see note 48)	2014
Cash flows from operating activities
Profit before income taxes		￦	3,228,564	2,676,553	2,867,576
Adjustments for:
Interest income	32		(13,998,521)	(12,591,322)	(12,060,507)
Interest expense	32		7,018,803	5,986,438	5,270,707
Dividend income	34		(174,325)	(155,984)	(175,798)
Net fees and commission expense			39,142	82,410	166,204
Net insurance loss	28		3,043,780	2,764,340	2,583,739
Net trading loss (gain)	35		(414,253)	227,976	151,525
Net foreign currency translation loss (gain)			(86,820)	(2,520)	31,356
Net loss (gain) on financial assets designated at fair value through profit or loss	36		353,830	(177,645)	117,137
Net gain on disposal of available-for-sale financial assets	13		(535,578)	(700,609)	(680,931)
Provision for credit losses	12		1,315,365	1,124,927	944,429
Impairment losses on other financial assets			100,855	214,970	229,951
Employee costs			146,501	80,600	143,330
Depreciation and amortization	38		298,836	319,730	312,966
Other operating loss (income)			(534,076)	61,074	(213,139)
Equity method income, net	16		(27,538)	(7,286)	(30,580)
Other non-operating loss (income), net			(23,054)	15,510	(117,933)

			(3,477,053)	(2,757,391)	(3,327,544)

Changes in assets and liabilities:
Due from banks			1,843,530	(1,954,448)	(4,542,186)
Trading assets and liabilities			(1,414,528)	(1,305,364)	(4,711,789)
Financial instruments designated at fair value through profit or loss			467,291	396,252	3,593,303
Derivative instruments			301,268	23,171	(261,032)
Loans			(8,940,062)	(7,444,790)	(16,978,229)
Other assets			(3,232,456)	(65,799)	(2,012,074)
Deposits			8,444,336	5,825,422	14,994,221
Liabilities for defined benefit obligations	26		(206,635)	(140,462)	(141,614)
Provisions	27		(154,851)	(105,796)	(128,531)
Other liabilities			6,530,566	(2,315,596)	3,079,941

			3,638,459	(7,087,410)	(7,107,990)

Income taxes paid			(1,074,846)	(695,725)	(667,784)
Interest received			13,569,246	12,499,754	11,732,050
Interest paid			(6,990,531)	(5,891,494)	(5,789,333)
Dividends received			174,475	156,196	212,381

Net cash provided by (used in) operating activities		￦	9,068,314	(1,099,517)	(2,080,644)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2012, 2013 and 2014

(In millions of won)	Notes	2012 (Restated see note 48)		2013 (Restated see note 48)	2014
Cash flows from investing activities
Proceeds from disposal of financial assets designated at fair value through profit or loss		￦	52,909	57,833	—
Acquisition of financial assets designated at fair value through profit or loss			(134,507)	(7,937)	—
Proceeds from disposal of available-for-sale financial assets			40,687,182	29,917,886	32,886,606
Acquisition of available-for-sale financial assets			(42,572,548)	(26,999,720)	(30,227,793)
Proceeds from redemption of held-to-maturity financial assets			2,684,122	2,393,951	2,667,782
Acquisition of held-to-maturity financial assets			(2,489,373)	(1,806,589)	(4,959,391)
Proceeds from disposal of property and equipment	14,41		8,017	29,021	32,377
Acquisition of property and equipment	14		(292,898)	(294,003)	(182,130)
Proceeds from disposal of intangible assets	15,41		6,711	8,097	10,275
Acquisition of intangible assets	15		(123,736)	(154,407)	(62,984)
Proceeds from disposal of investments in associates			50,125	27,466	77,592
Acquisition of investments in associates			(43,353)	(55,389)	(61,289)
Proceeds from disposal of investment property	17,41		2,880	38,085	676,496
Acquisition of investment property	17		(296,316)	(234,432)	(1,037)
Proceeds from disposal of assets held for sale			6,489	49,185	232,365
Net decrease (increase) in other assets			(166,593)	39,509	(128,080)
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			(58)	2,073	—
Business combination, net of cash acquired	45		95,270	385,291	—

Net cash provided by (used in) investing activities			(2,525,677)	3,395,920	960,789

Cash flows from financing activities
Issuance of hybrid bond			298,860	—	—
Proceeds from borrowings			22,256,148	21,665,428	30,493,012
Repayments of borrowings			(22,743,958)	(21,142,955)	(27,895,195)
Proceeds from debt securities issued			11,696,281	10,338,560	10,262,773
Repayments of debt securities issued			(12,506,217)	(11,352,135)	(10,619,073)
Repayments of preferred stock			(3,765,124)	—	—
Net increase (decrease) in other liabilities			20,996	31,893	(28,842)
Dividends paid			(650,697)	(424,014)	(399,791)
Payment of hedging derivative financial instruments for debt securities issued			36,752	(24,292)	(20,980)
Redemption of subsidiary’s hybrid bonds and others			(164,874)	(379,441)	(1,105,051)

Net cash provided by (used in) financing activities			(5,521,833)	(1,286,956)	686,853

Effect of exchange rate fluctuations on cash and cash equivalents held			4,316	3,964	16,237

Increase (decrease) in cash and cash equivalents			1,025,120	1,013,411	(416,765)

Cash and cash equivalents at beginning of period	45		3,982,645	5,007,765	6,021,176

Cash and cash equivalents at end of period	45	￦	5,007,765	6,021,176	5,604,411

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”, or “Parent Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of Shinhan Financial Group’s common stock with the former stockholders of Shinhan Bank Co., Ltd., Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Asset Management Co., Ltd. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2013 and 2014 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2013	2014
Shinhan Financial Group	Shinhan Bank Co., Ltd.	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	90.0	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	—	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity Inc.	HKC&T Co., Ltd.	Korea	September 30	100.0	100.0
”	Everdigm, Corp.	”	”	45.2	45.2
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	December 31	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

1.	Reporting entity (continued)

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank is not included.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	19 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 30 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 46 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*)	The Group provides credit enhancement for the consolidated structured entities providing ABCP purchase commitment amounting to ￦492,195 million for the purpose of credit enhancement of the structure entities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. (“IFRS”)

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position.

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk are recognized in profit or loss

•	liabilities for defined benefit plans that are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and presentation currency

The financial statements of the parent and each subsidiary are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Parent Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

(e)	Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

2.	Basis of preparation (continued)

i) Offsetting Financial Assets and Financial Liabilities (Amendments to K-IFRS No. 1032)

The Group has adopted amendments to K-IFRS No.1032, ‘Offsetting Financial Assets and Financial Liabilities’ since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle. The amendments do not have significant effects on the Group’s consolidated financial statements.

ii) K-IFRS No.2121, ‘Levies’

The Group has adopted K-IFRS No.2121, ‘Levies’ since January 1, 2014. K-IFRS No. 2121 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The new interpretation does not have significant effects on the Group’s consolidated financial statements.

iii) Classification of hybrid financial instruments by the holder

The Group had previously classified its investments in hybrid financial instruments as investments in equity securities from the holder’s perspective. In 2014, the Group has determined that the host contract of a hybrid financial instruments can be classified as either equity or debt instruments based on the interpretation letter issued by Korea Accounting Institute. The Group reclassified hybrid bonds, of which total of face value is ￦130 billion as of December 31, 2014, held for investment purposes by Shinhan Life Insurance from equity securities to debt securities because the purpose of investment by Shinhan Life Insurance was to invest in debt securities for asset-liability management purpose. The Group has applied the changes in accounting policy retrospectively and restated the comparative prior year financial statements and the relevant disclosures in notes to the consolidated financial statements. See note 48 for the effect of the change in accounting policy.

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for the changes in accounting policies as explained in Note 2 (e).

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group has reportable segments which consist of banking, credit card, securities, life insurance, and others.

(b)	Basis of consolidation

i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

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

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities’ default, and is exposed to, or has rights to related variable returns.

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

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

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012 Income Taxes

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that are included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demand deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

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

v) De-recognition of financial assets

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

vi) Offsetting between financial assets and financial liabilities

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

(g)	Derivative financial instruments including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

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

•

Fair value hedge – Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

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

•	Cash flow hedge – When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

•	Hedge of net investment – Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

(h)	Impairment of financial assets

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

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

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

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

(r)	Employee benefits

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

Provision shall be used only for expenditures for which the provision was originally recognized.

(u)	Financial guarantee contract

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

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with K-IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No.1018. Revenue

(v)	Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS No.1039, Financial Instruments, Recognition and Measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to K-IFRS No.1104, Insurance Contracts.

i) Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

•	Premium reserve – Premium reserve is a liability to prepare for the future claims on the valid contracts. Premium reserve is calculated by deducting discounted net premium from the discounted claims expected to be paid in the future period.

•	Unearned premium reserve – Unearned premium reserve represents the portion of premiums written which is applicable to the unexpired portion of policies in force.

•	Guarantee reserve – At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of benefit payments for the amount equals to the average amount of net losses of the worst 30% cases forecasted by scenarios or the standard reserve amount by insurance type and the lowest insured amount, whichever is greater.

•	Reserve for outstanding claims – Reserve for outstanding claims is an estimate of loss for insured events that have occurred prior to the date of the statement of financial position but for which a fixed value cannot be determined, which includes the following:

•	Estimated amount: The expenses to be incurred in the course of settlement of the insured event, such as lawsuit or arbitration (if partial amount is settled, the remainder is recognized)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

•	Reserve for ineffective contracts: Reserve for ineffective contracts due to default in premium payment (Partial amount of surrender value)

•	Unpaid claims: The amount of claims, surrender value and dividend to be paid is determined but not paid yet

•	IBNR (Incurred But Not Reported): Estimated amount using a reasonable statistical method considering the company’s experience rate

•	Reserve for participating policyholder’s dividend – In accordance with regulations and policy terms, reserves for participating policyholder’s dividend are provided for dividend to be paid to the policyholders and comprise the current reserve for policyholder’s dividend and the future reserve for policyholder’s dividend. The current reserve for policyholder’s dividend is the fixed payable dividend amount but not paid at the end of the reporting period and the future reserve for policyholder’s dividend is the calculated policyholder’s dividend amount factoring in estimated policy termination rates for the valid insurance policy as at the end of the reporting period.

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

iii) Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset.

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

v) Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain direct and incremental underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

(w)	Financial income and expense

i) Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

(y)	Income tax

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

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

Management is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statements, if any.

i) K-IFRS No. 1108, ‘Operating Segments’

The amendment requires the disclosure of judgements made by management in applying the aggregation criteria. The disclosures include a brief description of the operating segments that have been aggregated and the economic indicators that have been assessed in determining whether the operating segments share the similar economic characteristics. In addition, this amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s total assets is required only when the information is regularly provided to the entity’s chief operating decision maker. The amendment is effective for annual periods beginning on or after July 1, 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

ii) K-IFRS No. 1102, ‘Share-based Payment’

The amendment clarifies the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘service condition’. The amendment is effective for annual periods beginning on or after July 1, 2014.

iii) K-IFRS No. 1103, ‘Business Combinations’

The amendment clarifies the classification and measurement of contingent consideration in a business combination. When a contingent consideration is a financial instrument, its classification as a liability or equity shall be determined in accordance with K-IFRS No. 1032 and the contingent consideration that is classified as an asset or a liability shall be subsequently measured at fair value of which the changes recognised in profit or loss. In addition, this amendments clarifies that the standard does not apply to the accounting for all types of joint arrangements. The amendment is effective for annual periods beginning on or after July 1, 2014.

iv) K-IFRS No. 1113, ‘Fair Value Measurement’

The amendment allows entities to measure short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, given the discount is immaterial. In addition, this amendment clarifies that the portfolio exception can be applies to contracts in the scope of K-IFRS No. 1039 even though the contracts do not meet the definition of a financial asset or financial liability. The amendment is effective for annual periods beginning on or after July 1, 2014.

v) K-IFRS No. 1024, ‘Related Party Disclosures’

The definition of a ‘related party’ is extended to include a management entity that provides key management personnel services to the reporting entity, either directly or through a group entity. The reporting entity is required to separately disclose the expense amount recognised for the key management personnel services. The amendment is effective for annual periods beginning on or after July 1, 2014.

vi) K-IFRS No. 1019, ‘Employee Benefits’

The amendments introduce a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. A company is permitted (but not required) to recognise those contributions as a reduction of the service cost in the period in which the related service is rendered. Service-linked contributions from employees or third parties should be reflected in determining the net current service cost and the defined benefit obligation, and should be attributed to the periods of service using the same method as used for calculating the gross benefits or on a straight line basis. The amendment is effective for annual periods beginning on or after July 1, 2014.

vii) K-IFRS No. 1111, ‘Joint Arrangements’

The amendment requires the business combination accounting to be applied to an acquisition of interests in a joint operation that constitutes a business. In addition, when business combination accounting applies to the acquisition of additional interests in a joint operation while the joint operator retains joint control, the

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

3.	Significant accounting policies (continued)

additional interest acquired shall be measured at fair value but the previously held interests in the joint operation shall not be re-measured. The amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each subsidiary, and the Risk Management Committee and the Management Council of each subsidiary manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

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

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

iii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group-wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Crisis management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

(b)	Credit risk

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

•	Credit Risk Management of Shinhan Bank

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	credit review and monitoring; and

•	credit risk assessment and control

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

•	Credit Risk Management of Shinhan Card

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

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

ii) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2013 and 2014 are as follows:

	2013 (Restated see note 48)		2014
Due from banks and loans (*1)(*3):
Banks	￦	14,392,195	13,663,318
Retail		85,959,631	94,282,270
Government		9,296,770	12,195,758
Corporations		92,920,898	102,160,212
Card receivable		16,981,625	17,378,179

		219,551,119	239,679,737

Trading assets		15,339,949	21,500,955
Financial assets designated at FVTPL (*4)		1,890,919	1,946,200
AFS financial assets (*5)		28,708,674	26,855,662
HTM financial assets (*6)		11,031,307	13,373,384
Derivative assets		1,717,468	1,568,307
Other financial assets (*1)(*2)		8,605,244	10,151,338
Financial guarantee contracts		2,457,712	3,090,873
Loan commitments and other credit liabilities		74,824,310	74,295,365

	￦	364,126,702	392,461,821

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	Comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

iii) Due from banks and loans by past due or impairment

•	Due from banks and loans as of December 31, 2013 and 2014 are as follows:

	2013
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	￦	14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Past due but not impaired		—	505,408	197	492,877	552,954	1,551,436
Impaired		—	273,316	—	1,670,702	442,301	2,386,319

		14,406,019	86,239,500	9,302,087	94,462,184	17,629,441	222,039,231
Less : allowance		(13,824)	(279,869)	(5,317)	(1,541,286)	(647,816)	(2,488,112)

	￦	14,392,195	85,959,631	9,296,770	92,920,898	16,981,625	219,551,119

	2014
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	￦	13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Past due but not impaired		—	455,948	181	278,262	497,147	1,231,538
Impaired		—	286,414	—	1,349,849	490,925	2,127,188

		13,693,746	94,590,367	12,203,749	103,616,389	18,100,024	242,204,275
Less : allowance		(30,428)	(308,097)	(7,991)	(1,456,177)	(721,845)	(2,524,538)

	￦	13,663,318	94,282,270	12,195,758	102,160,212	17,378,179	239,679,737

•	Credit quality of due from banks and loans that are neither past due nor impaired as of December 31, 2013 and 2014 are as follows:

	2013
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	￦	14,406,019	79,598,552	9,300,931	55,623,367	14,186,554	173,115,423
Grade 2 (*1)		—	5,862,224	959	36,675,238	2,447,632	44,986,053

		14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Less : allowance		(13,823)	(141,374)	(5,315)	(722,229)	(322,158)	(1,204,899)

	￦	14,392,196	85,319,402	9,296,575	91,576,376	16,312,028	216,896,577

Mitigation of credit risk due to collateral (*2)	￦	124,204	58,302,024	408	47,932,602	5,058	106,364,296

	2014
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	￦	13,693,746	88,338,903	12,201,919	62,614,102	14,750,893	191,599,563
Grade 2 (*1)		—	5,509,102	1,649	39,374,176	2,361,059	47,245,986

		13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Less : allowance		(30,428)	(161,189)	(7,984)	(864,854)	(340,544)	(1,404,999)

	￦	13,663,318	93,686,816	12,195,584	101,123,424	16,771,408	237,440,550

Mitigation of credit risk due to collateral (*2)	￦	59,826	63,402,563	398	51,326,493	4,970	114,794,250

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments*	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

*	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for the Group’s subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.

(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of December 31, 2013 and 2014 are as follows:

	2013
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	￦	—	424,331	197	414,958	471,146	1,310,632
31~60 days		—	49,189	—	37,930	56,589	143,708
61~ 90 days		—	29,396	—	24,079	25,204	78,679
More than 90 days		—	2,492	—	15,910	15	18,417

		—	505,408	197	492,877	552,954	1,551,436
Less : allowance		—	(24,199)	(2)	(25,682)	(78,484)	(128,367)

	￦	—	481,209	195	467,195	474,470	1,423,069

Mitigation of credit risk due to collateral (*)	￦	—	341,937	44	275,010	59	617,050

	2014
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	￦	—	353,523	80	157,029	429,972	940,604
31~ 60 days		—	66,576	101	31,839	44,603	143,119
61~ 90 days		—	28,868	—	50,745	22,445	102,058
More than 90 days		—	6,981	—	38,649	127	45,757

		—	455,948	181	278,262	497,147	1,231,538
Less : allowance		—	(31,590)	(8)	(32,996)	(72,581)	(137,175)

	￦	—	424,358	173	245,266	424,566	1,094,363

Mitigation of credit risk due to collateral (*)	￦	—	307,234	11	98,941	25	406,211

•	Due from banks and loans that are impaired as of December 31, 2013 and 2014 are as follows:

	2013
	Banks		Retail	Government	Corporations	Card	Total
Impaired	￦	—	273,316	—	1,670,702	442,301	2,386,319
Less : allowance		—	(114,296)	—	(793,377)	(247,174)	(1,154,847)

	￦	—	159,020	—	877,325	195,127	1,231,472

Mitigation of credit risk due to collateral (*)	￦	—	104,993	—	583,160	25	688,178

	2014
	Banks		Retail	Government	Corporations	Card	Total
Impaired	￦	—	286,414	—	1,349,849	490,925	2,127,188
Less : allowance		—	(115,318)	—	(558,327)	(308,720)	(982,365)

	￦	—	171,096	—	791,522	182,205	1,144,823

Mitigation of credit risk due to collateral (*)	￦	—	137,039	—	488,535	2	625,576

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

iv) Credit rating

•	Credit ratings of debt securities as of December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	4,264,959	181,842	16,055,970	7,954,950	28,457,721
AA- to AA+		5,807,978	253,736	6,566,924	2,577,316	15,205,954
A- to A+		4,051,365	866,705	3,675,617	341,974	8,935,661
BBB- to BBB+		553,614	460,788	1,303,271	19	2,317,692
Lower than BBB-		271,603	—	419,464	23,305	714,372
Unrated		314,093	127,848	687,428	133,743	1,263,112

	￦	15,263,612	1,890,919	28,708,674	11,031,307	56,894,512

	2014
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	7,068,449	59,945	14,584,701	9,879,920	31,593,015
AA- to AA+		6,639,473	262,439	4,797,373	3,040,388	14,739,673
A- to A+		6,195,826	1,433,469	4,705,307	350,244	12,684,846
BBB- to BBB+		926,701	190,347	1,647,993	19	2,765,060
Lower than BBB-		242,057	—	441,338	33,306	716,701
Unrated		203,893	—	678,950	69,507	952,350

	￦	21,276,399	1,946,200	26,855,662	13,373,384	63,451,645

(*)	FVTPL : fair value through profit or loss

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	Credit status of debt securities as of December 31, 2013 and 2014 are as follows:

	2013 (Restated see note 48)		2014
Neither past due nor impaired	￦	56,886,913	63,444,233
Impaired		7,599	7,412

	￦	56,894,512	63,451,645

•	Assets acquired through foreclosures amounting to ￦6,074 million and ￦2,585 million are classified as assets held for sale (non-business purpose property) as of December 31, 2013 and 2014, respectively.

v) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	7,437,875	1,302,191	203,670	99,266	2,975,472	2,373,721	14,392,195
Retail		85,220,722	230,881	226,899	30,824	23,792	226,513	85,959,631
Government		8,824,682	222,567	141,928	39,176	936	67,481	9,296,770
Corporations		84,444,327	1,271,063	1,640,463	935,723	1,892,867	2,736,455	92,920,898
Card		16,961,645	6,302	2,008	2,320	3,413	5,937	16,981,625

		202,889,251	3,033,004	2,214,968	1,107,309	4,896,480	5,410,107	219,551,119

Trading assets		15,249,072	1,477	—	—	—	89,400	15,339,949
Financial assets designated at FVTPL (*1)		1,887,358	—	—	—	—	3,561	1,890,919
AFS financial assets (*2)		27,610,022	582,395	—	373,060	5,106	138,091	28,708,674
HTM financial assets (*3)		10,829,152	64,451	50,408	10,450	63,991	12,855	11,031,307

	￦	258,464,855	3,681,327	2,265,376	1,490,819	4,965,577	5,654,014	276,521,968

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	6,605,378	1,585,332	367,795	345,781	2,654,699	2,104,333	13,663,318
Retail		92,855,198	264,564	784,086	56,376	45,115	276,931	94,282,270
Government		11,321,880	115,845	73,475	80,516	540,175	63,867	12,195,758
Corporations		92,121,984	1,339,264	1,480,651	1,294,133	2,665,519	3,258,661	102,160,212
Card		17,349,245	6,597	2,401	8,394	4,503	7,039	17,378,179

		220,253,685	3,311,602	2,708,408	1,785,200	5,910,011	5,710,831	239,679,737

Trading assets		21,153,829	7,450	—	—	114,897	224,779	21,500,955
Financial assets designated at FVTPL (*1)		1,912,084	—	—	—	34,116	—	1,946,200
AFS financial assets (*2)		25,839,853	397,158	37,005	416,632	29,669	135,345	26,855,662
HTM financial assets (*3)		13,178,520	83,560	23,137	22,031	54,860	11,276	13,373,384

	￦	282,337,971	3,799,770	2,768,550	2,223,863	6,143,553	6,082,231	303,355,938

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

vi) Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	￦	12,280,508	—	—	114,037	1,997,650	—	14,392,195
Retail		—	—	—	—	—	85,959,631	85,959,631
Government		8,979,578	—	125	51	317,016	—	9,296,770
Corporations		3,120,088	32,099,156	12,912,762	16,244,112	28,544,780	—	92,920,898
Card		49,173	149,566	129,553	27,929	489,201	16,136,203	16,981,625

		24,429,347	32,248,722	13,042,440	16,386,129	31,348,647	102,095,834	219,551,119

Trading assets		10,563,868	1,009,708	329,326	795,317	2,641,730	—	15,339,949
Financial assets designated at FVTPL (*1)		1,253,602	110,074	20,243	60,810	446,190	—	1,890,919
AFS financial assets (*2)		19,328,390	1,288,842	215,759	892,194	6,983,489	—	28,708,674
HTM financial assets (*3)		3,144,309	36,961	—	589,116	7,260,921	—	11,031,307

	￦	58,719,516	34,694,307	13,607,768	18,723,566	48,680,977	102,095,834	276,521,968

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	￦	11,724,753	2,246	—	187,727	1,748,592	—	13,663,318
Retail		—	—	—	—	—	94,282,270	94,282,270
Government		11,285,787	—	182	43	909,746	—	12,195,758
Corporations		4,102,383	35,954,237	13,807,545	18,358,983	29,937,064	—	102,160,212
Card		44,351	158,901	123,175	29,767	494,580	16,527,405	17,378,179

		27,157,274	36,115,384	13,930,902	18,576,520	33,089,982	110,809,675	239,679,737

Trading assets		14,834,973	908,646	599,989	923,759	4,233,588	—	21,500,955
Financial assets designated at FVTPL (*1)		1,498,097	92,494	106,890	30,124	218,595	—	1,946,200
AFS financial assets (*2)		18,375,517	1,365,458	163,342	819,355	6,131,990	—	26,855,662
HTM financial assets (*3)		3,448,775	50,370	—	593,894	9,280,345	—	13,373,384

	￦	65,314,636	38,532,352	14,801,123	20,943,652	52,954,500	110,809,675	303,355,938

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

(c)	Market risk

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

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than the Won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Risk Policy Committee acts as the executive decision making body in relation to market risks setting the risk management policies and risk limits and controlling market risks arising from trading and non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2013 and 2014 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	195,496	210,229	185,555	200,557
Stock price		75,107	85,345	66,493	85,345
Foreign exchange		128,086	137,491	121,200	122,205
Option volatility		6,631	7,506	4,941	7,324

	￦	405,320	440,571	378,189	415,431

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	256,051	293,708	214,823	292,081
Stock price		130,879	161,505	85,819	159,049
Foreign exchange		121,334	145,703	104,065	114,101
Option volatility		7,857	9,843	5,577	5,577

	￦	516,121	610,759	410,284	570,808

Insurance company, Shinhan Life Insurance, was excluded when the Group estimated the market risk, because insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2013 and 2014 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2013 and 2014 are as follows:

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	21,604	28,670	14,413	25,136
Stock price		5,677	13,250	2,737	7,341
Foreign exchange (*)		45,176	50,933	41,554	43,993
Option volatility		278	350	198	208
Portfolio diversification		(25,837)	(40,931)	(18,457)	(27,001)

	￦	46,898	52,272	40,445	49,677

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	17,302	25,863	8,721	13,414
Stock price		4,333	7,362	2,493	3,442
Foreign exchange (*)		43,872	54,355	34,928	49,372
Option volatility		161	259	66	66
Portfolio diversification		(18,668)	(32,344)	(5,246)	(13,268)

	￦	47,000	55,495	40,962	53,026

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2013 and 2014, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	233	750	150	150
Foreign exchange		42,640	46,678	39,401	46,678

	￦	42,873	47,428	39,551	46,828

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	754	1,300	400	1,150
Foreign exchange		40,309	46,846	33,832	39,849

	￦	41,063	48,146	34,232	40,999

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2013 and 2014 are as follows:

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	12,583	33,534	2,930	6,404
Stock price		8,287	17,163	3,418	3,471
Foreign exchange		2,160	7,524	116	1,194
Option volatility		2,516	6,621	154	867
Portfolio diversification		(8,349)	(22,491)	(1,371)	(6,216)

	￦	17,197	42,351	5,247	5,720

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	8,999	30,064	3,514	6,069
Stock price		7,531	14,677	3,389	14,438
Foreign exchange		3,688	17,353	646	5,227
Option volatility		1,917	7,042	224	711
Portfolio diversification		(7,730)	(38,169)	(1,399)	(8,967)

	￦	14,405	30,967	6,374	17,478

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for years ended December 31, 2013 and 2014 are as follows:

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	849	1,599	455	455
Stock price		196	535	20	89
Foreign exchange		243	546	32	113
Option volatility		2,279	3,204	452	3,182

	￦	3,567	5,884	959	3,839

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	997	4,850	223	354
Stock price		5	111	—	—
Foreign exchange		301	664	19	392
Option volatility		3,136	7,289	1,058	1,332

	￦	4,439	12,914	1,300	2,078

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

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

Shinhan Card and Shinhan Life Insurance also monitors and manages its interest rate risk limits for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. The interest rate VaR analysis used by Shinhan Card and Shinhan Life Insurance principally focuses on the maximum impact on its net asset value from adverse movement in interest rates.

Non-trading positions for interest rate VaR and EaR as of December 31, 2013 and 2014 are as follows:

ii-1) Shinhan Bank

	2013		2014
VaR	￦	415,700	695,044
EaR		356,453	313,619

ii-2) Shinhan Card

	2013		2014
VaR	￦	285,352	299,816
EaR		17,040	23,458

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

ii-3) Shinhan Investment

	2013		2014
VaR	￦	11,725	20,887
EaR		126,321	119,812

ii-4) Shinhan Life Insurance

	2013		2014
VaR	￦	62,298	147,488
EaR		2,428	4,525

(*1)	The interest rate VaR was calculated by the Financial Supervisory Service regulations based on the duration proxies and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

Foreign currency denominated assets and liabilities as of December 31, 2013 and 2014 are as follows:

	2013
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	￦	2,454,298	1,236,206	94,546	1,464,235	454,990	5,704,275
Loans		12,066,235	4,074,563	1,088,485	1,777,469	2,045,999	21,052,751
Trading assets		237,996	5,020	—	—	110,694	353,710
Derivative assets		188,332	34	7,864	397	1,910	198,537
AFS financial assets (*1)		1,740,787	9,125	13,508	5,106	523,371	2,291,897
HTM financial assets (*2)		64,451	294,027	—	63,991	28,251	450,720
Other financial assets		1,329,737	348,676	105,395	43,322	116,523	1,943,653

	￦	18,081,836	5,967,651	1,309,798	3,354,520	3,281,738	31,995,543

Liabilities:
Deposits	￦	6,526,255	5,280,535	319,828	2,492,930	1,818,909	16,438,457
Trading liabilities		—	—	—	—	398,596	398,596
Financial liabilities designated at FVTPL (*3)		46,806	—	—	—	—	46,806
Derivative liabilities		130,607	46,114	—	2,901	1,919	181,541
Borrowings		4,320,200	420,004	505,242	228,988	221,460	5,695,894
Debt securities issued		4,618,872	653,029	—	104,292	507,813	5,884,006
Other financial liabilities		1,134,441	309,432	374,739	170,065	320,016	2,308,693

	￦	16,777,181	6,709,114	1,199,809	2,999,176	3,268,713	30,953,993

Net assets (liabilities)	￦	1,304,655	(741,463)	109,989	355,344	13,025	1,041,550
Off-balance derivative exposure		147,613	753,581	(114,039)	49,107	296,693	1,132,955

Net position	￦	1,452,268	12,118	(4,050)	404,451	309,718	2,174,505

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	￦	2,379,606	798,025	152,503	2,001,028	700,881	6,032,043
Loans		14,854,848	4,218,136	929,165	2,304,384	2,345,771	24,652,304
Trading assets		278,187	8,986	—	110,086	285,465	682,724
Derivative assets		127,127	351	5,205	1,418	1,746	135,847
Financial assets designated at FVTPL (*1)		149,380	—	—	—	—	149,380
AFS financial assets (*2)		1,638,766	41,160	4,143	—	536,891	2,220,960
HTM financial assets (*3)		61,376	180,191	—	51,180	38,326	331,073
Other financial assets		1,884,301	213,949	33,864	279,412	120,851	2,532,377

	￦	21,373,591	5,460,798	1,124,880	4,747,508	4,029,931	36,736,708

Liabilities:
Deposits	￦	7,416,198	4,548,996	383,545	3,003,747	2,325,939	17,678,425
Trading liabilities		430	—	—	—	428,936	429,366
Financial liabilities designated at FVTPL (*1)		188,123	—	—	—	—	188,123
Derivative liabilities		69,371	72,637	366	916	579	143,869
Borrowings		5,519,777	261,194	511,723	387,367	261,130	6,941,191
Debt securities issued		5,515,370	585,209	—	—	389,648	6,490,227
Other financial liabilities		1,999,245	129,719	103,272	436,379	185,590	2,854,205

	￦	20,708,514	5,597,755	998,906	3,828,409	3,591,822	34,725,406

Net assets (liabilities)	￦	665,077	(136,957)	125,974	919,099	438,109	2,011,302
Off-balance derivative exposure		350,795	132,161	(60,167)	(554,143)	83,193	(48,161)

Net position	￦	1,015,872	(4,796)	65,807	364,956	521,302	1,963,141

(*1)	AFS : available-for-sale
(*2)	HTM : held-to-maturity
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)
	Less than 1 month		1~3 months	3~6 months	6 months ~1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	￦	13,158,921	1,132,108	1,158,640	842,635	71,427	236,053	16,599,784
Loans		29,266,553	28,405,856	32,069,312	46,773,416	51,992,423	45,558,541	234,066,101
Trading assets (*3)		18,021,851	—	—	—	—	—	18,021,851
Financial assets designated at fair value through profit or loss		2,387,535	146,011	99,491	88,401	639,495	—	3,360,933
Available-for-sale financial assets (*3)		28,471,792	1,424,789	43,166	569,533	304,446	2,801,295	33,615,021
Held-to-maturity financial assets		163,006	860,399	216,955	1,708,192	6,138,602	5,884,452	14,971,606
Other financial assets		4,234,883	115,317	259,591	335,576	3,732,060	83,282	8,760,709

	￦	95,704,541	32,084,480	33,847,155	50,317,753	62,878,453	54,563,623	329,396,005

Liabilities:
Deposits (*2)	￦	81,531,603	20,667,444	25,856,289	43,637,751	10,648,429	2,907,671	185,249,187
Trading liabilities (*3)		1,258,283	—	—	—	—	—	1,258,283
Borrowings		10,104,078	1,791,667	2,152,228	1,795,100	3,816,464	790,890	20,450,427
Debt securities issued		1,111,445	2,864,917	3,065,423	4,710,799	24,847,517	5,708,971	42,309,072
Financial liabilities designated at fair value through profit or loss		56,175	206,479	442,352	677,631	4,205,094	321,399	5,909,130
Other financial liabilities		14,587,022	148,854	52,803	173,826	433,346	65,753	15,461,604

	￦	108,648,606	25,679,361	31,569,095	50,995,107	43,950,850	9,794,684	270,637,703

Off balance (*4):
Finance guarantee contracts	￦	2,457,712	—	—	—	—	—	2,457,712
Loan commitments and other		74,824,310	—	—	—	—	—	74,824,310

	￦	77,282,022	—	—	—	—	—	77,282,022

Derivatives:
Cash inflows	￦	1,827,969	671,262	234,757	327,195	1,886,110	736,877	5,684,170
Cash outflows		(1,894,089)	(425,602)	(221,876)	(263,615)	(1,678,499)	(416,179)	(4,899,860)

	￦	(66,120)	245,660	12,881	63,580	207,611	320,698	784,310

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	Less than 1 month		1~3 months	3~6 months	6 months ~1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	￦	16,293,055	1,202,567	1,294,502	1,824,756	35,664	47,375	20,697,919
Loans		28,612,094	29,867,481	34,979,379	51,517,129	55,500,327	49,283,162	249,759,572
Trading assets (*3)		24,369,749	—	—	—	—	—	24,369,749
Financial assets designated at fair value through profit or loss		2,160,836	32,715	106,930	26,051	409,795	1,202	2,737,529
Available-for-sale financial assets (*3)		26,174,710	1,974,674	10,992	1,002,739	26,551	2,229,016	31,418,682
Held-to-maturity financial assets		205,544	636,188	394,655	1,265,085	7,646,864	7,471,576	17,619,912
Other financial assets		6,337,858	21,269	20,151	327,983	3,382,771	190,599	10,280,631

	￦	104,153,846	33,734,894	36,806,609	55,963,743	67,001,972	59,222,930	356,883,994

Liabilities:
Deposits (*2)	￦	92,720,125	22,382,996	27,514,353	42,443,826	11,473,918	3,708,829	200,244,047
Trading liabilities (*3)		2,688,734	—	—	—	—	—	2,688,734
Borrowings		13,112,645	1,991,313	1,751,068	1,791,657	3,737,094	846,679	23,230,456
Debt securities issued		846,643	1,909,290	4,171,870	7,515,358	23,271,423	3,201,822	40,916,406
Financial liabilities designated at fair value through profit or loss		149,918	220,932	287,058	820,256	6,672,700	845,656	8,996,520
Other financial liabilities		16,634,144	45,750	15,921	172,690	471,352	108,993	17,448,850

	￦	126,152,209	26,550,281	33,740,270	52,743,787	45,626,487	8,711,979	293,525,013

Off balance (*4):
Finance guarantee contracts	￦	3,090,873	—	—	—	—	—	3,090,873
Loan commitments and other		74,295,365	—	—	—	—	—	74,295,365

	￦	77,386,238	—	—	—	—	—	77,386,238

Derivatives:
Cash inflows	￦	1,530,627	339,105	197,109	1,036,878	1,845,455	50,797	4,999,971
Cash outflows		(1,614,763)	(104,502)	(153,737)	(1,009,806)	(1,925,721)	(433,058)	(5,241,587)

	￦	(84,136)	234,603	43,372	27,072	(80,266)	(382,261)	(241,616)

(*1)	These amounts include cash flows of principal and interest on financial liabilities.
(*2)	Demand deposits amounting to ￦59,143,510 million and ￦68,949,585 million as of December 31, 2013 and 2014 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Available-for-sale financial assets, trading assets and trading liabilities, which are not restricted for sale and measured at market prices, were included in the ‘Less than 1 month’ category.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

(e)	Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

i) Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	2,904,587	12,329,028	29,997	15,263,612
Equity securities		627,131	2,060,870	5,348	2,693,349
Gold deposits		76,337	—	—	76,337
Financial assets designated at fair value through profit or loss:
Debt securities and others		171,881	1,037,630	681,408	1,890,919
Equity securities		46,573	1,209,975	213,298	1,469,846
Derivative assets:
Trading		7,010	1,345,476	197,230	1,549,716
Hedging		—	115,195	52,557	167,752
Available-for-sale financial assets:
Debt securities		7,614,090	21,077,315	17,269	28,708,674
Equity securities		2,285,388	485,498	2,117,007	4,887,893

	￦	13,732,997	39,660,987	3,314,114	56,708,098

Financial liabilities
Trading liabilities:
Securities sold	￦	859,687	—	—	859,687
Gold deposits		398,596	—	—	398,596
Financial liabilities designated at fair value through profit or loss:
Securities sold		672	—	—	672
Derivatives-combined securities		—	1,379,367	4,529,091	5,908,458
Derivative liabilities:
Trading		6,216	1,310,870	363,549	1,680,635
Hedging		—	147,416	191,345	338,761

	￦	1,265,171	2,837,653	5,083,985	9,186,808

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	5,553,244	15,567,883	155,271	21,276,398
Equity securities		1,191,394	1,659,309	10,519	2,861,222
Gold deposits		224,556	—	—	224,556
Financial assets designated at fair value through profit or loss:
Debt securities and others		59,945	1,469,473	416,782	1,946,200
Equity securities		17,955	630,537	142,683	791,175
Derivative assets:
Trading		4,640	1,247,402	159,126	1,411,168
Hedging		—	95,706	61,433	157,139
Available-for-sale financial assets:
Debt securities		7,371,643	19,468,619	15,400	26,855,662
Equity securities		1,647,908	346,331	2,568,113	4,562,352

	￦	16,071,285	40,485,260	3,529,327	60,085,872

Financial liabilities:
Trading liabilities:
Securities sold	￦	2,259,798	—	—	2,259,798
Gold deposits		428,936	—	—	428,936
Financial liabilities designated at fair value through profit or loss:
Deposits		—	—	6,139	6,139
Securities sold		417	—	—	417
Derivatives-combined securities		154	2,004,122	6,985,349	8,989,625
Derivative liabilities:
Trading		5,317	1,360,839	230,244	1,596,400
Hedging		—	92,392	28,763	121,155

	￦	2,694,622	3,457,353	7,250,495	13,402,470

•	There was no transfer between level 1 and level 2 for the years ended December 31, 2013 and 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)
	Trading assets		Financial assets designated at FVTPL (*5)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*5)
Beginning balance	￦	177,451	692,860	2,559,462	83,690	4,258,199
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		(3,603)	5,856	(61,469)	(157,720)	59,683
Recognized in other comprehensive income (loss) for the year		—	—	76,900	(1,148)	—

		(3,603)	5,856	15,431	(158,868)	59,683
Purchase		486,200	680,253	537,190	48,469	—
Issue		—	—	—	(75,719)	4,996,245
Settlement		(626,200)	(473,800)	(404,688)	(202,679)	(4,785,036)
Transfer in (*2),(*3)		1,497	—	210,550	—	—
Transfer out (*2),(*4)		—	(10,463)	(783,669)	—	—

Ending balance	￦	35,345	894,706	2,134,276	(305,107)	4,529,091

	2014
	Trading assets		Financial assets designated at FVTPL (*5)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*5)
Beginning balance	￦	35,345	894,706	2,134,276	(305,107)	4,529,091
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		7,519	(124,819)	(115,324)	348,976	356,008
Recognized in other comprehensive income (loss) for the year		—	—	136,483	(798)	—

		7,519	(124,819)	21,159	348,178	356,008
Purchase		412,363	323,824	607,297	28,376	—
Issue		—	—	—	—	6,623
Settlement		(289,437)	(534,246)	(210,998)	(109,843)	2,099,766
Transfer in (*2),(*3)		—	—	35,336	—	—
Transfer out (*2),(*4)		—	—	(3,557)	(52)	—

Ending balance	￦	165,790	559,465	2,583,513	(38,448)	6,991,488

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2013 and 2014, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2013			2014
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	￦	585	1,174	16,971	16,276
Gain (loss) on financial instruments designated at FVTPL		63,077	(180,460)	416,636	(56,244)
Gain (loss) on disposal of available-for-sale financial assets		47,379	—	25,890	—
Impairment losses on financial assets		(115,647)	(114,626)	(140,958)	(140,885)
Other operating income (expenses)		(155,615)	(153,267)	153,786	154,846

	￦	(160,221)	(447,179)	472,325	(26,007)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.
(*3)	Transfers into Level 3 are recognized principally where the fair value of an asset cannot be determined based on variables observable through the market due to disruptions in, or infrequency of, market trading of such asset.
(*4)	Transfers out of Level 3 are recognized principally where fair market values can be determined for marketable securities whose valuation previously depended on assessment by outside valuation firms.
(*5)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2014 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF (*1)	￦	15,567,883	Discount rate
Equity securities	NAV (*2)		1,659,309	Price of underlying assets

			17,227,192

Financial assets designated at fair value through profit or loss:
Debt securities	DCF (*1)		1,469,473	Discount rate
Equity securities	NAV (*2)		630,537	Price of underlying assets

			2,100,010

Derivative assets:
Trading	Option model, DCF (*1)		1,247,402	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			95,706

			1,343,108

Available-for-sale financial assets:
Debt securities	DCF (*1)		19,468,619	Discount rate
Equity securities	NAV (*2)		346,331	Price of underlying assets

			19,814,950

			40,485,260

Liabilities
Financial liabilities designated at fair value through profit or loss:
Others	DCF (*1)		2,004,122	Discount rate
Derivative liabilities:
Trading	Option model, DCF (*1)		1,360,839	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			92,392

			1,453,231

		￦	3,457,353

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2014 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*4)		Significant unobservable inputs	Range
Financial assets
Trading assets:
Debt securities	DCF (*1)	￦	155,271	The volatility of the underlying asset	1.75%~2.05%
Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF (*1)		559,465	The volatility of the underlying asset, correlations	0%~44.09% 8.23%~65.17%
Derivative assets:
Equity and foreign exchange related	Option model (*2)		127,420	The volatility of the underlying asset, correlations	0%~43.79% (0.06%)~65.18%
Interest rates related	Option model (*2)		85,485	The volatility of the underlying asset, regression coefficient, correlations	0.16%~0.64% 0%~3.02% 0%~41.70%
Commodity related	Option model (*2)		7,654	The volatility of the underlying asset, correlations	0%~46.50% (15.43%)~75.10%

			220,559

Available-for-sale financial assets:
Debt securities	NAV (*3)		15,400	Discount rate, growth rate	0.00%
Equity securities	DCF (*1)		2,566,650	Discount rate, growth rate	2.29%~23.25% 0%~3.50%
			2,582,050

		￦	3,517,345

(*1)	DCF : discounted cash flow
(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV : net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Other securities	Option model (*1)	￦	6,991,488	The volatility of the underlying asset, correlations	22.08%~28.19% 34%
Derivative liabilities:
Equity and foreign exchange related	Option model (*1)		120,397	The volatility of the underlying asset, correlations	0%~47.54% (0.06%)~63.59%
Interest rates related	Option model (*1)		17,956	The volatility of the underlying asset, regression coefficient, correlations	0%~27.38% 0%~3.02% 0.43%~41.7%
Commodity related	Option model (*1)		120,654	The volatility of the underlying asset, correlations	0%~58.67% 26.88%~92.00%
			259,007

		￦	7,250,495

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2013 and 2014.

	2013
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	￦	375	(1,249)
Financial assets designated at fair value through profit or loss		5,170	(4,385)
Derivative assets		16,053	(24,130)

		21,598	(29,764)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		165,734	(73,273)

	￦	187,332	(103,037)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	￦	45,080	(48,732)
Derivative liabilities		56,084	(58,729)

	￦	101,164	(107,461)

	2014
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	￦	2,691	(2,761)
Derivative assets		25,759	(33,508)

		28,450	(36,269)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		195,171	(69,090)

	￦	223,621	(105,359)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	￦	82,347	(81,191)
Derivative liabilities		74,637	(76,587)

	￦	156,984	(157,778)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

ii) Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)			2014
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	￦	205,722,718	207,047,757	221,617,689	223,965,124
Held-to-maturity financial assets		11,031,307	11,380,798	13,373,384	14,231,320
Other financial assets		8,605,244	8,652,130	10,151,338	10,204,666

	￦	225,359,269	227,080,685	245,142,411	248,401,110

Liabilities:
Deposits	￦	178,809,881	178,792,752	193,709,738	194,057,580
Borrowings		20,142,908	20,186,806	22,973,767	23,097,742
Debt securities issued		37,491,439	37,905,035	37,334,612	38,270,720
Other financial liabilities		15,500,424	15,470,331	17,485,236	17,432,936

	￦	251,944,652	252,354,924	271,503,353	272,858,978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position as of December 31, 2013 and 2014 are as follows:

	2013
	Level 1		Level 2	Level 3	Total
Assets:
Loans	￦	4,875,218	—	202,172,539	207,047,757
Held-to-maturity financial assets		3,800,855	7,579,943	—	11,380,798
Other financial assets		4,678,461	—	3,971,855	8,650,316

	￦	13,354,534	7,579,943	206,144,394	227,078,871

Liabilities:
Deposits	￦	61,210,971	—	117,581,781	178,792,752
Borrowings		7,288,983	—	12,897,823	20,186,806
Debt securities issued in won		—	23,276,229	14,628,806	37,905,035
Other financial liabilities		3,226,901	—	12,243,430	15,470,331

	￦	71,726,855	23,276,229	157,351,840	252,354,924

	2014
	Level 1		Level 2	Level 3	Total
Assets:
Loans	￦	29,569	2,959,108	220,976,447	223,965,124
Held-to-maturity financial assets		5,135,924	9,095,396	—	14,231,320
Other financial assets		16,544	5,841,425	4,346,697	10,204,666

	￦	5,182,037	17,895,929	225,323,144	248,401,110

Liabilities:
Deposits	￦	1,697,313	70,025,042	122,335,225	194,057,580
Borrowings		7,542,900	1,793,101	13,761,741	23,097,742
Debt securities issued in won		—	23,667,234	14,603,486	38,270,720
Other financial liabilities		17,520	5,189,079	12,226,337	17,432,936

	￦	9,257,733	100,674,456	162,926,789	272,858,978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2013 and 2014 are as follows:

	2013
	Fair value (*2)		Valuation technique	Inputs
Financial instruments classified as level 2 :
Assets
Held-to-maturity financial assets	￦	7,579,943	DCF(*1)	Discount rate
Liabilities
Debt securities issued	￦	23,276,229	DCF(*1)	Discount rate
Financial instruments classified as level 3 :
Assets
Loans	￦	202,172,539	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		3,971,855	DCF(*1)	Discount rate

		206,144,394

Liabilities
Deposits		117,581,781	DCF(*1)	Discount rate
Borrowings		12,897,823	DCF(*1)	Discount rate
Debt securities issued		14,628,806	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		12,243,430	DCF(*1)	Discount rate

	￦	157,351,840

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	Fair value (*2)		Valuation technique	Inputs
Financial instruments classified as level 2 :
Assets
Loans	￦	2,959,108	DCF(*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		9,095,396	DCF(*1)	Discount rate
Other financial assets		5,841,425	DCF(*1)	Discount rate

		17,895,929

Liabilities
Deposits		70,025,042	DCF(*1)	Discount rate
Borrowings		1,793,101	DCF(*1)	Discount rate
Debt securities issued		23,667,234	DCF(*1)	Discount rate
Other financial liabilities		5,189,079	DCF(*1)	Discount rate

	￦	100,674,456

Financial instruments classified as level 3 :
Assets
Loans	￦	220,976,447	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		4,346,697	DCF(*1)	Discount rate

		225,323,144

Liabilities
Deposits		122,335,225	DCF(*1)	Discount rate
Borrowings		13,761,741	DCF(*1)	Discount rate
Debt securities issued		14,603,486	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		12,226,337	DCF(*1)	Discount rate

	￦	162,926,789

(*1)	DCF : discounted cash flow
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

iii) Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2013 and 2014

	2013		2014
Beginning balance	￦	(2,574)	(29,448)
Deferral on new transactions		(36,241)	(94,299)
Recognized in profit for the year		9,367	37,582

Ending balance	￦	(29,448)	(86,165)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized cost are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2013 and 2014 are as follows:

	2013
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	16,472,509	—	16,472,509
Trading assets		18,033,298	—	—	—	—	—	18,033,298
Financial assets designated at FVTPL (*1)		—	3,360,765	—	—	—	—	3,360,765
Derivatives		1,549,716	—	—	—	—	167,752	1,717,468
Loans		—	—	—	—	205,722,718	—	205,722,718
AFS financial assets (*2)		—	—	33,596,567	—	—	—	33,596,567
HTM financial assets (*3)		—	—	—	11,031,307	—	—	11,031,307
Other		—	—	—	—	8,605,244	—	8,605,244

	￦	19,583,014	3,360,765	33,596,567	11,031,307	230,800,471	167,752	298,539,876

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2013
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	178,809,881	—	178,809,881
Trading liabilities		1,258,283	—	—	—	1,258,283
Financial liabilities designated at FVTPL (*1)		—	5,909,130	—	—	5,909,130
Derivatives		1,680,634	—	—	338,761	2,019,395
Borrowings		—	—	20,142,908	—	20,142,908
Debt securities issued		—	—	37,491,439	—	37,491,439
Other		—	—	15,500,424	—	15,500,424

	￦	2,938,917	5,909,130	251,944,652	338,761	261,131,460

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

	2014
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	20,584,838	—	20,584,838
Trading assets		24,362,176	—	—	—	—	—	24,362,176
Financial assets designated at FVTPL (*1)		—	2,737,375	—	—	—	—	2,737,375
Derivatives		1,411,168	—	—	—	—	157,139	1,568,307
Loans		—	—	—	—	221,617,689	—	221,617,689
AFS financial assets (*2)		—	—	31,418,014	—	—	—	31,418,014
HTM financial assets (*3)		—	—	—	13,373,384	—	—	13,373,384
Other		—	—	—	—	10,151,338	—	10,151,338

	￦	25,773,344	2,737,375	31,418,014	13,373,384	252,353,865	157,139	325,813,121

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	193,709,738	—	193,709,738
Trading liabilities		2,688,734	—	—	—	2,688,734
Financial liabilities designated at FVTPL (*1)		—	8,996,181	—	—	8,996,181
Derivatives		1,596,400	—	—	121,155	1,717,555
Borrowings		—	—	22,973,767	—	22,973,767
Debt securities issued		—	—	37,334,612	—	37,334,612
Other		—	—	17,485,236	—	17,485,236

	￦	4,285,134	8,996,181	271,503,353	121,155	284,905,823

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

(g)	Transfer of financial instruments

i) Transfers that do not qualify for derecognition

•	Bonds sold under repurchase agreements as of December 31, 2013 and 2014 are as follows:

	2013		2014
Transferred asset:
Financial assets at fair value through profit or loss	￦	5,904,275	6,929,219
Available-for-sale financial assets		573,096	972,344
Held-to-maturity financial assets		262,225	375,396
Loans		121,350	158,673
Associated liabilities:
Bonds sold under repurchase agreements	￦	6,390,886	7,707,954

•	Securities loaned as of December 31, 2013 and 2014 are as follows:

	2013		2014	Lenders
Government bonds	￦	185,161	491,931	Korea Securities Finance Corp., Mitsui Sumitomo and others
Financial institutions bonds		17,043	140,239	Korea Securities Finance Corp.
Corporate bonds		3,368	1,831	Mirae Asset Securities Co., Ltd.

	￦	205,572	634,001

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

ii) Financial instruments qualified for derecognition and continued involvement

There was no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2013, and 2014.

(h)	Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	￦	1,688,219	—	1,688,219	3,080,591	22,499	1,055,926
Other financial instruments (*1)		2,470,797	—	2,470,797
Bonds purchased under repurchase agreements (*2)		10,064,835	—	10,064,835	9,594,775	—	470,060
Securities loaned (*2)		205,572	—	205,572	205,572	—	—
Domestic exchange settlement debit (*3)		23,413,253	21,045,416	2,367,837	4,145	—	2,363,692
Receivables from disposal of securities (*4)		616,732	616,732	—	—	—	—
Insurance receivables		2,107	—	2,107	2,052	—	55

		38,461,515	21,662,148	16,799,367	12,887,135	22,499	3,889,733

Liabilities:
Derivatives (*1)		1,947,627	—	1,947,627	3,128,198	—	949,872
Other financial instruments (*1)		2,130,443	—	2,130,443
Bonds purchased under repurchase agreements (*2)		6,390,886	—	6,390,886	6,390,886	—	—
Securities borrowed (*2)		858,039	—	858,039	858,039	—	—
Domestic exchange settlement pending (*3)		21,966,798	21,045,416	921,382	889,904	—	31,478
Payable from purchase of securities (*4)		716,475	616,732	99,743	—	—	99,743
Insurance payables		2,193	—	2,193	2,052	—	141

	￦	34,012,461	21,662,148	12,350,313	11,269,079	—	1,081,234

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	￦	1,513,338	—	1,513,338	5,006,936	25,044	920,259
Other financial instruments (*1)		5,280,560	841,659	4,438,901
Bonds purchased under repurchase agreements (*2)		11,071,542	—	11,071,542	10,510,942	—	560,600
Securities loaned (*2)		634,001	—	634,001	487,090	—	146,911
Domestic exchange settlement debit (*3)		24,624,335	22,524,299	2,100,036	3,561	—	2,096,475
Receivables from disposal of securities (*4)		4,648	316	4,332	4,332	—	—
Insurance receivables		1,775	—	1,775	1,198	—	577

		43,130,199	23,366,274	19,763,925	16,014,059	25,044	3,724,822

Liabilities:
Derivatives (*1)		1,845,449	—	1,845,449	4,978,480	—	711,744
Other financial instruments (*1)		4,686,434	841,659	3,844,775
Bonds purchased under repurchase agreements (*2)		7,707,954	—	7,707,954	7,707,954	—	—
Securities borrowed (*2)		2,253,329	—	2,253,329	2,253,329	—	—
Domestic exchange settlement pending (*3)		24,010,268	22,524,299	1,485,969	1,449,106	—	36,863
Payable from purchase of securities (*4)		551	315	236	236	—	—
Insurance payables		1,198	—	1,198	1,198	—	—

	￦	40,505,183	23,366,273	17,138,910	16,390,303	—	748,607

(*1)	The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.
(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)	The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.
(*4)	Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

4.	Financial risk management (continued)

(i)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments included common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2013 and 2014 are as follows:

	2013		2014
Capital (A)	￦	25,605,827	25,937,968
Risk-weighted assets (B)		190,716,648	198,832,860
BIS ratio (A/B)		13.43%	13.05%

As of December 31, 2013 and 2014, the Group met the regulatory capital ratio above 8%.

Shinhan Life Insurance measures and manages RBC (risk based capital) ratio according to the Regulation on Supervision of Insurance Business to maintain required capital for the solvency margin.

As of December 31, 2013 and 2014, the Group’s BIS capital ratio and Shinhan Life Insurance’s RBC ratio exceed the regulatory minimum ratios.

5.	Significant estimate and judgment

The preparation of consolidated financial statements requires the application of certain critical accounting and assumptions relative to the future. Management’s estimate of the outcome may differ from an actual outcome if managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment. The change in an accounting estimate is recognized prospectively in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

5.	Significant estimate and judgment (continued)

(b)	Income taxes

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

(f)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of more than 30% against the original cost as “significant decline” and the status when the market price for marketable equity is less than the carrying amounts of instruments for six consecutive months as a “prolonged decline”.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

5.	Significant estimate and judgment (continued)

(g)	Hedging relationship

The hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

6.	Investment in subsidiaries

(a)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the controlling company and the Group’s subsidiaries as of December 31, 2013 and 2014 are as follows:

		2013 (Restated, see note 48)				2014
	Note	Total assets		Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Financial Group (Separate)		￦	27,424,645	7,450,173	19,974,472	27,094,548	6,859,429	20,235,119
Shinhan Bank			238,045,694	217,509,613	20,536,081	255,646,329	235,169,429	20,476,900
Shinhan Card Co., Ltd.			21,649,234	15,540,450	6,108,784	22,259,514	16,127,087	6,132,427
Shinhan Investment Corp.			19,097,725	16,862,018	2,235,707	25,928,292	23,598,201	2,330,091
Shinhan Life Insurance Co., Ltd.	48		19,385,187	18,085,212	1,299,975	21,939,682	20,463,749	1,475,933
Shinhan Capital Co., Ltd.			3,772,378	3,252,627	519,751	3,939,493	3,369,060	570,433
Jeju Bank			3,196,049	2,903,954	292,095	3,475,694	3,170,213	305,481
Shinhan Credit Information Co., Ltd.			21,026	7,303	13,723	23,040	8,420	14,620
Shinhan Private Equity			572,884	488,850	84,034	461,342	371,448	89,894
Shinhan BNP Paribas AMC			169,611	20,982	148,629	188,886	32,429	156,457
SHC Management Co., Ltd.			8,804	1,705	7,099	8,938	1,358	7,580
Shinhan Data System			20,542	12,360	8,182	25,826	16,461	9,365
Shinhan Savings Bank			777,096	681,113	95,983	804,035	689,550	114,485
Shinhan Aitas Co., Ltd.			34,584	4,146	30,438	37,657	6,242	31,415

		￦	334,175,459	282,820,506	51,354,953	361,833,276	309,883,076	51,950,200

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

6.	Investment in subsidiaries (continued)

ii)	Condensed comprehensive income statement for the controlling company and the Group’s subsidiaries for years ended December 31, 2012, 2013 and 2014 were as follows:

		2012 (Restated, see note 48)				2013 (Restated, see note 48)			2014
	Note	Operating income		Net income (loss)	Total com- prehensive income (loss)	Operating income	Net income (loss)	Total com- prehensive income (loss)	Operating income	Net income (loss)	Total com- prehensive income (loss)
Shinhan Financial Group (separate)		￦	992,793	591,494	590,449	1,106,991	731,638	731,369	1,061,540	662,623	660,754
Shinhan Bank			17,382,529	1,662,718	1,526,684	15,454,849	1,373,177	1,014,906	13,987,647	1,455,653	1,396,780
Shinhan Card Co., Ltd.			4,585,830	741,772	802,663	4,614,563	658,074	776,419	4,596,758	635,151	547,666
Shinhan Investment Corp.			1,981,935	63,912	78,307	2,692,355	75,366	67,911	3,295,109	118,235	104,390
Shinhan Life Insurance Co., Ltd.	48		5,238,294	213,732	200,267	5,057,026	75,459	16,583	5,134,787	80,672	106,980
Shinhan Capital Co., Ltd.			370,696	4,746	(3,108)	343,499	50,372	48,073	328,077	51,944	55,591
Jeju Bank			193,712	23,041	29,977	176,135	20,483	15,452	168,723	13,856	15,608
Shinhan Credit Information Co., Ltd.			29,924	(48)	1	28,901	155	259	976	1,055	891
Shinhan Private Equity			40,882	1,185	1,185	254,458	8,836	8,852	332,861	8,327	7,579
Shinhan BNP Paribas AMC			102,473	31,302	30,497	97,981	31,468	31,455	89,019	28,195	28,228
SHC Management Co., Ltd.			293	150	150	237	(1,317)	(1,317)	558	482	482
Shinhan Data System			58,170	1,623	946	62,061	1,124	517	69,136	2,647	(1,459)
Shinhan Savings Bank			124,244	(23,427)	(26,467)	75,929	(29,919)	(30,622)	72,085	11,140	14,758
Shinhan Aitas Co., Ltd.			4,385	(513)	(513)	26,859	3,770	3,770	28,515	3,988	3,988

		￦	31,106,160	3,311,687	3,231,038	29,991,844	2,998,686	2,683,627	29,165,791	3,073,968	2,942,236

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

6.	Investment in subsidiaries (continued)

(b)	Change in subsidiaries

i) The subsidiary that was excluded from consolidation during the year ended December 31, 2013 is as follows:

Company	Description
Symphony Energy Co., Ltd.	Disposal

ii) The subsidiary that is newly included in consolidation during the year ended December 31, 2014 is as follows:

Company	Description
LLP MFO Shinhan Finance	A new investment

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of December 31, 2014 are as follows:

Segment		Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools

	Corporations and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking

	International group	Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business

	Others	Administration of bank operations

Credit card		Credit card business

Securities		Securities trading, underwriting and brokerage services

Life insurance		Life insurance and related business

Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

7.	Operating segments (continued)

(b)	The following tables provide information of income for each operating segment for the years ended December 31, 2012, 2013 and 2014.

	2012 (Restated, see note 48)
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	2,513,032	1,049,015	288,671	987,871	14,772	1,410,193	248,254	566,499	(107,570)	8,981	6,979,718
Net fees and commission income (loss)		599,891	275,065	47,578	(62,880)	(12,517)	246,000	236,573	34,945	195,717	(17,227)	1,543,145
Other income (expense), net		(2,414,333)	(435,250)	(125,543)	(521,978)	(91,565)	(714,539)	(416,948)	(324,305)	(348,814)	46,307	(5,346,968)

Operating income (loss)		698,590	888,830	210,706	403,013	(89,310)	941,654	67,879	277,139	(260,667)	38,061	3,175,895
Equity method income (loss)		—	—	—	—	21,897	—	2,221	—	1,517	1,903	27,538
Income tax expense (benefit)		146,395	179,849	42,033	91,207	(25,458)	214,699	15,177	56,697	11,868	5,759	738,226

Net profit (loss) for the period	￦	538,554	714,482	166,981	366,881	(101,138)	741,772	63,912	213,731	(234,374)	19,537	2,490,338

Controlling interest	￦	538,554	714,482	166,981	366,881	(101,311)	741,772	63,912	213,731	(232,105)	(152,578)	2,320,319
Non-controlling interests		—	—	—	—	173	—	—	—	(2,269)	172,115	170,019

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

7.	Operating segments (continued)

	2013 (Restated, see note 48)
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	2,340,436	936,884	272,513	865,550	12,530	1,395,425	281,858	603,229	(108,287)	4,746	6,604,884
Net fees and commission income (loss)		559,453	232,673	49,547	(83,616)	1,459	166,129	212,276	32,270	221,626	(5,463)	1,386,354
Other income (expense), net		(2,439,859)	(181,966)	(199,254)	(553,078)	(68,173)	(728,559)	(392,488)	(528,164)	(230,342)	(37,356)	(5,359,239)

Operating income (loss)		460,030	987,591	122,806	228,856	(54,184)	832,995	101,646	107,335	(117,003)	(38,073)	2,631,999
Equity method income (loss)		—	—	—	—	22,448	—	(19,401)	—	7,029	(2,790)	7,286
Income tax expense (benefit)		103,326	198,408	23,893	42,163	(7,368)	192,728	21,895	21,188	29,973	(4,992)	621,214

Net profit (loss) for the period	￦	364,484	794,236	95,647	168,780	(29,487)	658,074	75,366	75,460	(99,437)	(47,784)	2,055,339

Controlling interest	￦	364,484	794,236	95,647	168,780	(29,646)	658,074	75,366	75,460	(105,421)	(198,403)	1,898,577
Non-controlling interests		—	—	—	—	159	—	—	—	5,984	150,619	156,762

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

7.	Operating segments (continued)

	2014
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	2,401,490	891,375	303,760	844,439	5,490	1,372,965	386,071	651,109	(70,296)	3,397	6,789,800
Net fees and commission income (loss)		572,913	258,368	54,670	(58,233)	(11,879)	256,809	197,747	27,365	185,859	(14,461)	1,469,158
Other income (expense), net		(2,406,966)	261,178	(226,501)	(1,060,649)	(14,496)	(836,871)	(450,806)	(560,331)	(194,159)	(114,547)	(5,604,148)

Operating income (loss)		567,437	1,410,921	131,929	(274,443)	(20,885)	792,903	133,012	118,143	(78,596)	(125,611)	2,654,810
Equity method income (loss)		—	—	—	—	11,808	—	10,943	5	6,266	1,558	30,580
Income tax expense (benefit)		116,698	288,840	32,398	(40,660)	(13,187)	186,886	39,035	31,395	24,407	2,153	667,965

Net profit (loss) for the period	￦	454,402	1,130,845	98,002	(177,133)	(36,606)	635,151	118,235	80,672	(14,594)	(89,363)	2,199,611

Controlling interest	￦	454,402	1,130,845	98,002	(177,133)	(37,036)	635,151	118,235	80,672	(22,325)	(199,703)	2,081,110
Non-controlling interests		—	—	—	—	430	—	—	—	7,731	110,340	118,501

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

7.	Operating segments (continued)

(c)	The following tables provide information of net interest income of each operating segment for the years ended December 31, 2013 and 2014.

	2013 (Restated, see note 48)
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	￦	2,206,527	1,615,232	295,584	321,157	—	1,430,554	288,060	601,696	(153,926)	—	6,604,884
Internal transactions		133,909	(678,348)	(23,071)	544,393	12,530	(35,129)	(6,202)	1,533	45,638	4,747	—

	￦	2,340,436	936,884	272,513	865,550	12,530	1,395,425	281,858	603,229	(108,288)	4,747	6,604,884

	2014
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	￦	2,539,504	1,352,390	307,124	254,322	—	1,408,923	393,529	648,313	(114,305)	—	6,789,800
Internal transactions		(138,014)	(461,015)	(3,364)	590,117	5,490	(35,958)	(7,458)	2,796	44,009	3,397	—

	￦	2,401,490	891,375	303,760	844,439	5,490	1,372,965	386,071	651,109	(70,296)	3,397	6,789,800

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

7.	Operating segments (continued)

(d)	Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2012, 2013 and 2014.

	2012		2013	2014
Domestic	￦	2,988,423	2,514,426	2,489,006
Overseas		187,472	117,573	165,804

	￦	3,175,895	2,631,999	2,654,810

The following table provides information of non-current assets by geographical area as of December 31, 2013 and 2014.

	2013		2014
Domestic	￦	8,071,974	7,513,214
Overseas		58,963	54,413

	￦	8,130,937	7,567,627

(*)	Non-current assets comprise property and equipment, intangible assets, investment properties.

8.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2013 and 2014 are as follows:

	2013		2014
Cash and cash equivalents	￦	2,644,109	2,522,791
Deposits in won:
Reserve deposits		3,230,045	5,755,317
Time deposits		2,396,369	2,644,390
Certificate of deposits		79,515	—
Other		2,833,687	4,019,905

		8,539,616	12,419,612

Deposits in foreign currency:
Deposits		2,715,882	2,540,592
Time deposits		2,037,426	2,577,682
Other		547,135	547,836

		5,300,443	5,666,110

Allowance for credit losses		(11,659)	(23,675)

	￦	16,472,509	20,584,838

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

8.	Cash and due from banks (continued)

(b)	Restricted due from banks as of December 31, 2013 and 2014 are as follows:

	2013		2014
Deposits denominated in won:
Reserve deposits	￦	3,230,045	5,755,317
Other (*)		2,034,098	3,842,219

		5,264,143	9,597,536
Deposits denominated in foreign currency		878,274	666,620

	￦	6,142,417	10,264,156

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

9.	Trading assets

Trading assets as of December 31, 2013 and 2014 are as follows:

	2013		2014
Debt securities:
Governments	￦	873,387	2,045,124
Financial institutions		6,034,954	8,302,174
Corporations		4,450,556	5,769,659
Commercial Papers		2,828,339	3,790,597
CMA (*)		1,043,266	1,197,304
Others		33,110	171,540

		15,263,612	21,276,398
Equity securities:
Stocks		521,406	1,011,012
Beneficiary certificates		1,836,729	1,812,208
Others		335,214	38,002

		2,693,349	2,861,222
Other
Gold deposits		76,337	224,556

	￦	18,033,298	24,362,176

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

10.	Financial asset designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of December 31, 2013 and 2014 are as follows:

	2013		2014	Reason for designation
Debt securities	￦	1,187,310	1,419,343	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		1,469,846	791,175	Evaluation and management on a fair value basis, accounting mismatch
Others		703,609	526,857	Combined instrument

	￦	3,360,765	2,737,375

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2013 and 2014 are ￦1,209,975 million and ￦706,899 million, respectively.

11.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2013 and 2014 are as follows:

	2013 (Restated see note 48)		2014
Foreign currency related:
Over the counter:
Currency forwards	￦	28,090,919	31,812,684
Currency swaps		14,327,504	14,362,691
Currency options		314,069	774,869

		42,732,492	46,950,244
Exchange traded:
Currency futures		56,979	397,954

		42,789,471	47,348,198

Interest rates related:
Over the counter:
Interest rate swaps		85,987,990	76,964,495
Interest rate options		3,288,402	1,861,201

		89,276,392	78,825,696
Exchange traded:
Interest rate futures		962,539	1,236,960
Interest rate swaps (*)		—	3,253,000

		962,539	4,489,960

		90,238,931	83,315,656

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

11.	Derivatives (continued)

	2013 (Restated see note 48)		2014
Credit related:
Over the counter:
Credit swaps		229,742	385,333

Equity related:
Over the counter:
Equity swaps and forwards		3,042,964	4,168,373
Equity options		2,717,467	2,637,565

		5,760,431	6,805,938
Exchange traded:
Equity futures		223,417	223,607
Equity options		899,385	205,018

		1,122,802	428,625

		6,883,233	7,234,563

Commodity related:
Over the counter:
Commodity swaps and forwards		1,183,862	1,170,283
Commodity options		107,644	40,502

		1,291,506	1,210,785
Exchange traded:
Commodity futures		185,346	159,155

		1,476,852	1,369,940

Hedge:
Currency forwards		151,768	685,348
Currency swaps		1,880,545	2,178,614
Interest rate swaps		8,691,250	8,306,680

		10,723,563	11,170,642

	￦	152,341,792	150,824,332

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

11.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)			2014
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	￦	421,167	494,163	440,089	509,555
Currency swaps		428,409	348,368	247,236	272,584
Currency options		9,123	1,504	4,440	5,048

		858,699	844,035	691,765	787,187
Exchange traded:
Currency futures		—	—	175	—

		858,699	844,035	691,940	787,187

Interest rates related:
Over the counter:
Interest rate swaps		486,583	443,022	564,432	509,140
Interest rate options		12,982	16,932	10,147	16,614
Interest rate forwards		214	—	—	—

		499,779	459,954	574,579	525,754
Exchange traded:
Interest rate futures		—	—	213	45

		499,779	459,954	574,792	525,799

Credit related:
Over the counter:
Credit swaps		1,480	5,324	1,641	15,484

Equity related:
Over the counter:
Equity swap and forwards		90,610	63,833	59,440	(17,352)
Equity options		86,113	214,202	64,626	145,608

		176,723	278,035	124,066	128,256
Exchange traded:
Equity futures		85	4	201	258
Equity options		1,341	928	2,540	104

		1,426	932	2,741	362

		178,149	278,967	126,807	128,618

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

11.	Derivatives (continued)

	2013 (Restated, see note 48)			2014
	Assets		Liabilities	Assets	Liabilities
Commodity related:
Over the counter:
Commodity swaps and forwards		7,609	81,893	12,663	134,400
Commodity options		1,852	7,268	1,814	3

		9,461	89,161	14,477	134,403
Exchange traded:
Commodity futures		2,148	3,193	1,511	4,909

		11,609	92,354	15,989	139,312

Hedge:
Currency forwards		2,112	141	1,127	19,712
Currency swaps		12,413	102,228	38,997	50,788
Interest rate swaps		153,227	236,392	117,015	50,655

		167,752	338,761	157,139	121,155

	￦	1,717,468	2,019,395	1,568,307	1,717,555

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013 (Restated see note 48)	2014
Foreign currency related
Over the counter
Currency forwards	￦	(160,903)	(120,476)	(71,396)
Currency swaps		189,056	(11,165)	(74,327)
Currency options		(9,160)	4,673	582

		18,993	(126,968)	(145,141)
Exchange traded
Currency futures		63	(27)	(955)

		19,056	(126,995)	(146,096)

Interest rates related
Over the counter
Interest rate swaps		(17,681)	(74,566)	(35,782)
Interest rate options		985	3,328	(668)

		(16,696)	(71,238)	(36,450)
Exchange traded
Interest rate futures		(777)	(1,823)	(853)
		—	—	(7,180)

		(777)	(1,823)	(8,033)

		(17,473)	(73,061)	(44,483)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

11.	Derivatives (continued)

	2012		2013 (Restated see note 48)	2014
Credit related
Over the counter
Credit swaps		1,547	(4,391)	(11,216)

Equity related
Over the counter
Equity swap and forwards		352,700	(34,698)	62,852
Equity options		23,012	(13,114)	(1,925)

		375,712	(47,812)	60,927

Exchange traded
Equity futures		(1,446)	(1,214)	4,232
Equity options		1,347	(1,587)	477

		(99)	(2,801)	4,709

		375,613	(50,613)	65,636

Commodity related
Over the counter
Commodity swaps and forwards		1,286	(66,468)	(112,485)
Commodity options		(1,393)	2,704	(196)

		(107)	(63,764)	(112,681)
Exchange traded
Commodity futures		2,404	(4,065)	(5,527)

		2,297	(67,829)	(118,208)

Hedge
Currency forwards		1,252	1,665	(13,470)
Currency swaps		(128,935)	(15,849)	58,444
Interest rate swaps		15,429	(253,433)	148,048

		(112,254)	(267,617)	193,022

	￦	268,786	(590,506)	(61,345)

(d)	Gain or loss on fair value hedges for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013	2014
Hedged item	￦	(18,970)	279,618	(133,761)
Hedging instruments		20,209	(240,814)	145,560

	￦	1,239	38,804	11,799

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

11.	Derivatives (continued)

(e)	Hedge of net investment in foreign operations

Hedge accounting is applied for a portion of net investments in foreign operations. Foreign currency translation adjustments for foreign operation by each hedging instrument for the years ended December 31, 2013 and 2014 are as follows:

	2013		2014
Borrowings in foreign currency	￦	65,567	(2,066)
Debt securities issued in foreign currency		5,366	22,820
Currency forwards		98	(5,133)

	￦	71,031	15,621

12.	Loans

(a)	Loans as of December 31, 2013 and 2014 are as follows:

	2013		2014
Household loans	￦	77,150,180	84,929,702
Corporate loans		104,544,194	113,989,749
Public and other		2,525,043	2,135,127
Loans to banks		6,102,748	4,683,996
Card receivables		17,664,882	18,140,810

		207,987,047	223,879,384
Discount		(39,127)	(37,458)
Deferred loan origination costs and fees		251,249	276,627

		208,199,169	224,118,553
Allowance for credit losses		(2,476,451)	(2,500,864)

	￦	205,722,718	221,617,689

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

12.	Loans (continued)

(b)	Changes in the allowance for credit losses for the years ended December 31, 2013 and 2014 are as follows:

	2013
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	297,257	1,733,948	744,063	25,237	2,800,505	102,946	2,903,451
Provision for (reversal of) allowance		139,989	613,257	339,242	(10,122)	1,082,366	42,561	1,124,927
Write-offs		(191,261)	(656,801)	(610,036)	—	(1,458,098)	(29,998)	(1,488,096)
Effect of discounting (*1)		(406)	(51,244)	(1,234)	—	(52,884)	—	(52,884)
Allowance related to loans transferred		(53,864)	(124,051)	(45,987)	—	(223,902)	(4,398)	(228,300)
Recoveries		27,751	150,954	216,888	—	395,593	2,470	398,063
Others (*3)		(3,148)	(68,863)	4,882	—	(67,129)	(14,964)	(82,093)

Ending balance	￦	216,318	1,597,200	647,818	15,115	2,476,451	98,617	2,575,068

	2014
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	216,318	1,597,200	647,818	15,115	2,476,451	98,617	2,575,068
Provision for (reversal of) allowance		152,643	357,630	387,499	(3,050)	894,722	49,706	944,428
Write-offs		(150,381)	(459,018)	(497,538)	(206)	(1,107,143)	(33,742)	(1,140,885)
Effect of discounting (*1)		(220)	(41,700)	(354)	—	(42,274)	—	(42,274)
Allowance related to loans transferred		(5,252)	(30,291)	(2,255)	(4)	(37,802)	—	(37,802)
Recoveries		18,883	178,970	181,882	10,763	390,498	4,216	394,714
Others (*3)		(2,691)	(75,692)	4,796	—	(73,587)	(444)	(74,031)

Ending balance	￦	229,300	1,527,099	721,848	22,618	2,500,865	118,353	2,619,218

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

(c)	Changes in deferred loan origination costs and fees for the years ended December 31, 2013 and 2014 are as follows:

	2013		2014
Beginning balance	￦	212,477	251,249
Loan originations		150,137	179,784
Amortization		(111,365)	(154,406)

Ending balance	￦	251,249	276,627

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2013 and 2014 are as follows:

	2013 (Restated see note 48)		2014
Available-for-sale financial assets:
Debt securities (*1):
Government bonds	￦	4,396,211	4,007,317
Financial institution bonds		12,842,491	11,922,184
Corporate bonds and others		11,469,972	10,926,161

		28,708,674	26,855,662
Equity securities (*2):
Stocks		3,193,031	2,416,482
Equity investments		517,846	614,566
Beneficiary certificates		1,047,228	1,427,387
Others		129,788	103,917

		4,887,893	4,562,352

		33,596,567	31,418,014

Held-to-maturity financial assets:
Debt securities:
Government bonds		5,720,223	7,794,704
Financial institutions bonds		1,406,063	1,573,869
Corporate bonds		3,905,021	4,004,811

		11,031,307	13,373,384

	￦	44,627,874	44,791,398

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦93,417 million and ￦113,717 million as of December 31, 2013 and 2014, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
Gain on disposal of available-for-sale financial assets	￦	566,157	773,032	721,736
Loss on disposal of available-for-sale financial assets		(30,579)	(72,423)	(40,805)

	￦	535,578	700,609	680,931

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

14.	Property and equipment, net

(a)	Property and equipment as of December 31, 2013 and 2014 are as follows:

	2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	￦	1,798,444	—	—	1,798,444
Buildings		1,106,021	(130,467)	—	975,554
Other		2,049,971	(1,609,581)	(85)	440,305

	￦	4,954,436	(1,740,048)	(85)	3,214,303

	2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	￦	1,789,410	—	—	1,789,410
Buildings		1,115,070	(162,346)	—	952,724
Other		2,012,103	(1,606,982)	—	405,121

	￦	4,916,583	(1,769,328)	—	3,147,255

(b)	Changes in property and equipment for the years ended December 31, 2013 and 2014 are as follows:

	2013
	Land		Buildings	Other	Total
Beginning balance	￦	1,742,337	866,431	499,689	3,108,457
Acquisitions (*1)		10,283	165,824	255,603	431,710
Disposals		(5,863)	(5,259)	(154,585)	(165,707)
Depreciation		—	(34,338)	(168,830)	(203,168)
Impairment		—	—	(85)	(85)
Amounts transferred from (to) investment property		56,210	(12,442)	—	43,768
Amounts transferred to assets held for sale (*2)		(3,752)	(2,526)	—	(6,278)
Effects of foreign currency movements		(771)	(2,136)	8,513	5,606

Ending balance	￦	1,798,444	975,554	440,305	3,214,303

(*1)	￦134,790 million of buildings increased by transfers from construction-in-progress.
(*2)	Comprise land and buildings, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

14.	Property and equipment, net (continued)

	2014
	Land		Buildings	Other	Total
Beginning balance	￦	1,798,444	975,554	440,305	3,214,303
Acquisitions (*1)		590	28,061	156,625	185,276
Disposals		(101)	(2,656)	(24,260)	(27,017)
Depreciation		—	(35,060)	(165,751)	(200,811)
Amounts transferred from (to) investment property		(12,432)	(14,319)	—	(26,751)
Amounts transferred from assets held for sale (*2)		2,891	305	—	3,196
Others		—	—	378	378
Effects of foreign currency movements		18	839	(2,176)	(1,319)

Ending balance	￦	1,789,410	952,724	405,121	3,147,255

(*1)	￦4,054 million of buildings increased by transfers from construction-in-progress.
(*2)	Comprise land and buildings, etc.

(c)	Insured assets as of December 31, 2014 are as follows:

Type of insurance	Assets insured	Amount covered		Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent	￦	22,944	Samsung Fire & Marine Insurance Co., Ltd. and 7 other entities
Package insurance	Land and buildings		1,331,422	Samsung Fire & Marine Insurance Co., Ltd. and 5 other entities
Fire insurance	Equipment		20,744	Hyundai Marine & Fire Insurance Co., Ltd. and 2 other entities
Directors’ and officers’ liability and company reimbursement insurance	—		150,911	Samsung Fire & Marine Insurance Co., Ltd.
Other	—		67,509	Seoul Guarantee Insurance Co., Ltd.

		￦	1,593,530

(*)	In addition, the Group maintains vehicle insurance, medical insurance, fire insurance for its assets, and employee compensation insurance covering loss and liability arising from accidents.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

15.	Intangible assets, net

(a)	Intangible assets as of December 31, 2013 and 2014 are as follows:

	2013		2014
Goodwill	￦	3,835,141	3,824,646
Software		74,622	70,708
Development cost		87,168	61,665
Other		229,447	195,824

	￦	4,226,378	4,152,843

(b)	Changes in intangible assets for the years ended December 31, 2013 and 2014 are as follows:

	2013
	Goodwill		Software	Development cost	Other	Total
Beginning balance	￦	3,830,363	72,362	115,506	177,265	4,195,496
Acquisitions		—	34,114	12,754	107,537	154,405
Business combination		11,989	—	—	—	11,989
Disposals		(7,211)	(635)	(61)	(8,122)	(16,029)
Impairment (*1)		—	—	—	(2,576)	(2,576)
Amortization (*2)		—	(30,913)	(41,031)	(44,618)	(116,562)
Effects of foreign currency movements		—	(306)	—	(39)	(345)

Ending balance	￦	3,835,141	74,622	87,168	229,447	4,226,378

	2014
	Goodwill		Software	Development cost	Other	Total
Beginning balance	￦	3,835,141	74,622	87,168	229,447	4,226,378
Acquisitions		—	23,099	9,404	29,717	62,220
Disposals		—	—	—	(10,960)	(10,960)
Impairment (*1)		(10,493)	—	—	(1,965)	(12,458)
Amortization (*2)		—	(27,480)	(34,784)	(49,891)	(112,155)
Effects of foreign currency movements		(2)	467	29	(531)	(37)
Others		—	—	(152)	7	(145)

Ending balance	￦	3,824,646	70,708	61,665	195,824	4,152,843

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful lives by comparing recoverable amounts with carrying amounts.
(*2)	The Group recognized amortization of intangible asset in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

15.	Intangible assets, net (continued)

(c)	Goodwill

i) Goodwill allocated in the Group’s CGU(*)s as of December 31, 2013 and 2014

	2013		2014
Banking:
Retail	￦	652,344	652,344
Corporate and investment		107,856	107,856
Other		64,326	64,326
Credit card		2,685,389	2,685,389
Life insurance		275,370	275,370
Others		49,856	39,361

	￦	3,835,141	3,824,646

(*)	CGU : cash-generating unit

ii) Changes in goodwill for the years ended December 31, 2013 and 2014

	2013		2014
Beginning balance	￦	3,830,363	3,835,141
Acquisitions through business combinations		11,989	—
Disposal		(7,211)	—
Impairment loss (*)		—	(10,493)
Other		—	(2)

Ending balance	￦	3,835,141	3,824,646

(*)	The impairment loss during the year ended December 31, 2014 was recognized in ‘Others CGU’.

iii) Goodwill impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

•	Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each financial institution.

•	Projection period

When evaluating the value in use, 5.5 year of cash flow estimates – July 31, 2014 through December 31, 2019 – was used in projection and the value thereafter was reflected as terminal value. In case of Shinhan Life Insurance, only the 30 years of future cash flows were applied since the present value of the future cash flows thereafter is not significant.

•	Discount rates and terminal growth rates

The required rates of return expected by shareholders were applied to the discount rates by calculating the cost of equity which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). Expected terminal growth rate is on the basis of inflation rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

15.	Intangible assets, net (continued)

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking:
Retail	11.23%	2.80%
Corporate and investment	11.23%, 10.81%	2.80%, 3.20%
Other	11.23%	2.80%
Credit card	10.28%	2.80%
Life insurance	10.00%	—
Other	11.23%, 12.07%	2.80%

iv) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2014	2015	2016	2017	2018 and thereafter
CPI growth	1.6%	2.1%	2.8%	2.9%	3.1%
Real retail sales growth	1.1%	2.8%	3.8%	3.5%	3.7%
Real GDP growth	3.7%	3.7%	3.7%	3.5%	3.5%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Rate of return on investment	4.22%
Risk-based capital ratio	250.93%

v) Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated

	Amount
Total recoverable amount	￦	32,028,350
Total carrying value		29,321,287

	￦	2,707,063

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

16.	Investments in associates

(a)	Investments in associates as of December 31, 2013 and 2014 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2013	2014
Cardif Life Insurance (*1,3)	Korea	September 30	14.99	14.99
Aju Capital Co., Ltd. (*1,2)	”	”	12.85	12.85
Pohang TechnoPark 2PFV (*2)	”	December 31	14.90	14.90
Daewontos Co., Ltd. (*1,6)	”	September 30	36.33	36.33
Shinhan Corporate Restructuring Fund 5th (*5)	”	December 31	52.58	—
PT Clemont Finance Indonesia (*1)	Indonesia	September 30	30.00	—
Haejin Shipping Co., Ltd.	Hong Kong	December 31	24.00	24.00
APC Fund	Cayman Islands	”	25.18	25.18
SHC-IMM New Growth Fund (*5)	Korea	”	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
UAMCO., Ltd. (*2)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Medici 2nd Investment Fund (*5)	”	”	54.67	—
STI New Growth Engine Investment Fund	”	”	50.00	50.00
AJU-SHC WIN-WIN Company Fund 3 (*5)	”	”	70.16	—
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
Aju 4th Investment Fund	”	”	30.00	—
KDB Daewoo Securities Platinum PEF	”	”	20.00	—
Shinhan-stonebridge Petro PEF (*4)	”	”	1.82	1.82
FAMILY FOOD CO., LTD. (*1)	”	September 30	24.63	—
TS2013-6 M&A Investment Fund	”	December 31	25.00	25.00
Inhee Co., Ltd. (*1,2,6)	”	September 30	15.36	15.36
Truston Falcon Asia US Feeder Fund	Cayman Islands	December 31	31.58	—
Innopolis-CJ Bio Healthcare Fund	Korea	”	25.00	25.00
KDB Daewoo Ruby PEF	”	”	—	20.00
Dream High Fund III (*5)	”	”	—	54.55
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	”	”	—	50.00
DAEGY Electrical Construction., LTD (*1,2)	”	September 30	—	27.48
Kukdong Engineering & Construction CO. (*1,2,6)	”	”	—	14.30
Arkone Asia Access Offshore Feeder Fund Limited	Cayman Islands	December 31	—	23.64
BNP Paribas Cardif General Insurance (*1,2)	Korea	September 30	—	10.00
SHC-EN Fund	”	December 31	—	43.48
SP New Technology Business investment Fund I	”	”	—	23.25
Albatross Growth Fund	”	”	—	36.36

(*1)	Financial statements as of September 31, 2014 were used for the equity method since the Group could not obtain the financial statements as of December 31, 2014. Significant trades and events that occurred within the period were properly reflected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

16.	Investments in associates (continued)

(*2)	The Group applied the equity method as the Group has a significant influence on electing the investees’ board members who can participate in decision making on the financial and operating policies of the investee.
(*3)	The Group can have a significant influence on the investees through important business transactions.
(*4)	As a managing partner, the Group can have a significant influence over the investees.
(*5)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*6)	The Group acquired the shares by debt-equity swap during the investees’ work-out process. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can exercise its voting rights to the investees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2013 and 2014 were as follows:

	2013
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	42,647	8,923	3,964	(4,284)	—	51,250
Aju Capital Co., Ltd. (*)		29,653	(1,849)	568	(149)	—	28,223
Pohang TechnoPark 2PFV		2,895	—	(48)	—	—	2,847
Daewontos Co., Ltd.		122	—	(122)	—	—	—
Shinhan Corporate Restructuring Fund 5th		675	—	(675)	239	(239)	—
DCC Corporate Restructuring Fund 1st		296	(273)	(23)	—	—	—
PT Clemont Finance Indonesia		6,892	—	81	(1,393)	—	5,580
Haejin Shipping Co., Ltd.		—	—	1,051	(36)	—	1,015
APC Fund		38,101	8,640	(23,533)	(474)	—	22,734
SHC-IMM New Growth Fund		8,884	440	(175)	—	—	9,149
QCP New Technology Fund 20th		259	—	(10)	—	—	249
UAMCO., Ltd.		120,917	—	18,373	(19)	—	139,271
Miraeasset 3rd Investment Fund		4,705	—	232	799	—	5,736
Aju-Shinhan 1st Investment Fund		3,748	(3,635)	(113)	—	—	—
Aju-Shinhan 2nd Investment Fund		675	(693)	18	—	—	—
Aju 3rd Investment Fund		3,040	(3,698)	658	—	—	—
Medici 2nd Investment Fund		3,208	—	(36)	—	—	3,172
STI New Growth Engine Investment Fund		2,824	(273)	(42)	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		2,954	2,139	163	—	—	5,256
Shinhan K2 Secondary Fund		1,692	1,698	(28)	—	—	3,362
Aju 4th Investment Fund		2,977	(3,957)	2,560	—	—	1,580
KDB Daewoo Securities Platinum PEF		6,517	(1,079)	1,125	—	—	6,563
Shinhan-stonebridge Petro PEF		14,837	(417)	1,898	—	—	16,318
SHINHAN 2013-1 New Technology Business Investment Fund		—	(172)	172	—	—	—
FAMILY FOOD CO., LTD.		—	4,158	53	460	—	4,671
TS2013-6 M&A Investment Fund		—	4,000	(89)	—	—	3,911
Inhee Co., Ltd.		—	—	382	(21)	—	361
Truston Falcon Asia US Feeder Fund		—	10,030	913	(102)	—	10,841
Innopolis-CJ Bio Healthcare Fund		—	4,000	(31)	—	—	3,969

	￦	298,518	27,982	7,286	(4,980)	(239)	328,567

(*)	The market value of the investment is ￦37,049 million as of December 31, 2013 based on the quoted market price.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

16.	Investments in associates (continued)

	2014
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
Cardif Life Insurance	￦	51,250	(84)	1,216	4,394	—	56,776
Aju Capital Co., Ltd. (*1)		28,223	(1,105)	3,438	(130)	—	30,426
Pohang TechnoPark 2PFV		2,847	—	(870)	—	—	1,977
Daewontos Co., Ltd. (*2)		—	—	—	—	—	—
Shinhan Corporate Restructuring Fund 5th (*3)		—	—	—	—	—	—
PT Clemont Finance Indonesia		5,580	—	(405)	1,568	(6,743)	—
Haejin Shipping Co. Ltd.		1,015	—	(10)	30	—	1,035
APC Fund		22,734	94	10,382	1,929	—	35,139
SHC-IMM New Growth Fund		9,149	—	(201)	—	—	8,948
QCP New Technology Fund 20th		249	—	21	—	—	270
UAMCO., Ltd.		139,271	(35,043)	10,066	(56)	—	114,238
Miraeasset 3rd Investment Fund		5,736	(3,540)	1,916	(90)	—	4,022
Medici 2nd Investment Fund		3,172	(3,838)	666	—	—	—
STI New growth engine Investment Fund		2,509	—	(51)	—	—	2,458
AJU-SHC WIN-WIN Company Fund 3		5,256	(7,211)	1,955	—	—	—
Shinhan K2 Secondary Fund		3,362	(623)	207	60	—	3,006
Aju 4th Investment Fund		1,580	(1,261)	(319)	—	—	—
KDB Daewoo Securities Platinum PEF		6,563	(6,542)	(21)	—	—	—
Shinhan-stonebridge Petro PEF		16,318	(21)	732	—	—	17,029
FAMILY FOOD CO., LTD.		4,671	(4,211)	—	(460)	—	—
TS2013-6 M&A Investment Fund		3,911	(1,952)	543	(921)	—	1,581
Inhee Co., Ltd.		361	—	170	—	—	531
Truston Falcon Asia US Feeder Fund		10,841	(11,222)	279	102	—	—
Innopolis-CJ Bio Healthcare Fund		3,969	—	1,103	—	—	5,072
KDB Daewoo Ruby PEF		—	6,918	786	—	—	7,704
Dream High Fund III		—	3,000	(37)	—	—	2,963
Korea investment gong-pyeong office real estate investment trust 2nd		—	26,540	1,460	—	—	28,000
DAEGY Electrical Construction., LTD		—	—	41	3	—	44
Kukdong Engineering & Construction CO., LTD		—	9,092	(1,990)	56	—	7,158
Arkone Asia Access Offshore Feeder Fund Limited		—	5,141	(493)	365	—	5,013
BNP Paribas Cardif General Insurance		—	1,290	5	—	—	1,295
SHC-EN Fund		—	4,000	(8)	—	—	3,992
SP New Technology Business investment Fund I		—	2,000	(1)	—	—	1,999
Albatross Growth Fund		—	1,200	—	—	—	1,200

	￦	328,567	(17,378)	30,580	6,850	(6,743)	341,876

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

16.	Investments in associates (continued)

(*1)	The market values of investments are ￦47,624 million as of December 31, 2014 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.
(*3)	The Group has recognized impairment loss on the investments during the year ended December 31, 2013 and the fund was liquidated during the year ended December 31, 2014.

(c)	Condensed statement of financial position information of associates as of December 31, 2013 and 2014 are as follows:

	2013			2014
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	￦	3,466,657	3,184,257	3,890,674	3,510,712
Aju Capital Co., Ltd.		6,044,214	5,349,045	6,428,736	5,714,874
Pohang TechnoPark 2PFV		20,783	1,676	14,668	1,401
Daewontos Co., Ltd.		6,536	7,740	6,139	7,344
Shinhan Corporate Restructuring Fund 5th		12	1	—	—
PT Clemont Finance Indonesia		56,333	37,734	43,972	27,832
Haejin Shipping Co. Ltd.		10,118	5,892	4,523	211
APC Fund		90,300	86	139,732	197
SHC-IMM New Growth Fund		14,180	—	14,190	321
QCP New Technology Fund 20th		527	—	572	—
UAMCO., Ltd.		4,363,884	3,568,061	4,357,490	3,688,589
Miraeasset 3rd Investment Fund		11,579	106	8,215	172
Medici 2nd Investment Fund		5,803	—	—	—
STI New growth engine Investment Fund		5,019	—	4,916	—
AJU-SHC WIN-WIN Company Fund 3		7,554	62	—	—
Shinhan K2 Secondary Fund		31,266	5	27,998	7
Aju 4th Investment Fund		5,277	13	—	—
KDB Daewoo Securities Platinum PEF		33,005	188	—	—
Shinhan-stonebridge Petro PEF		895,695	211	935,256	807
FAMILY FOOD CO., LTD.		67,882	45,103	—	—
TS2013-6 M&A Investment Fund		15,728	82	6,406	76
Inhee Co., Ltd.		16,481	14,127	16,284	12,826
Truston Falcon Asia US Feeder Fund		35,209	880	—	—
Innopolis-CJ Bio Healthcare Fund		15,879	2	20,294	2
KDB Daewoo Ruby PEF		—	—	40,525	2,004
Dream High Fund III		—	—	5,432	—
Korea investment gong-pyeong office real estate investment trust 2nd		—	—	56,022	22
DAEGY Electrical Construction.,LTD		—	—	1,278	1,119
Kukdong Engineering & Construction CO., LTD		—	—	368,308	337,159
Arkone Asia Access Offshore Feeder Fund Limited		—	—	67,403	46,195
BNP Paribas Cardif General Insurance		—	—	33,341	20,392
SHC-EN Fund		—	—	9,183	2
SP New Technology Business investment Fund I		—	—	8,600	6
Albatross Growth Fund		—	—	3,301	—

	￦	15,219,921	12,215,271	16,513,458	13,372,270

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

16.	Investments in associates (continued)

Condensed statement of comprehensive income information for years ended December 31, 2013 and 2014 were as follows:

	2013
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	￦	682,100	18,295	(28,557)	(10,262)
Aju Capital Co., Ltd.		790,073	2,232	1,324	3,556
Pohang TechnoPark 2PFV		—	(322)	—	(322)
Daewontos Co., Ltd.		17,313	(873)	—	(873)
Shinhan Corporate Restructuring Fund 5th		2,213	473	532	1,005
DCC Corporate Restructuring Fund 1st		42	(104)	—	(104)
PT Clemont Finance Indonesia		3,562	268	—	268
Haejin Shipping Co. Ltd.		194	7,572	—	7,572
APC Fund		—	(93,567)	—	(93,567)
SHC-IMM New Growth Fund		85	(271)	—	(271)
QCP New Technology Fund 20th		1	(21)	—	(21)
UAMCO., Ltd.		708,035	105,013	(107)	104,906
Miraeasset 3rd Investment Fund		695	462	1,599	2,061
Aju-Shinhan 1st Investment Fund		274	(189)	—	(189)
Aju-Shinhan 2nd Investment Fund		131	55	—	55
Aju 3rd Investment Fund		1,234	1,097	—	1,097
Medici 2nd Investment Fund		—	(66)	—	(66)
STI New Growth Engine Investment Fund		—	(84)	—	(84)
AJU-SHC WIN-WIN Company Fund 3		869	233	—	233
Shinhan K2 Secondary Fund		680	(258)	—	(258)
Aju 4th Investment Fund		9,265	8,532	—	8,532
KDB Daewoo Securities Platinum PEF		6,000	5,626	—	5,626
Shinhan-stonebridge Petro PEF		107,695	104,163	—	104,163
SHINHAN 2013-1 New Technology Business Investment Fund’		872	729	—	729
FAMILY FOOD CO., LTD.		32,205	217	1,869	2,086
TS2013-6 M&A Investment Fund		355	(354)	—	(354)
Inhee Co., Ltd.		5,866	662	(18,156)	(17,494)
Truston Falcon Asia US Feeder Fund		3,977	2,887	—	2,887
Innopolis-CJ Bio Healthcare Fund		15	(123)	—	(123)

	￦	2,373,751	162,284	(41,496)	120,788

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

16.	Investments in associates (continued)

	2014
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	￦	483,911	5,852	29,293	35,145
Aju Capital Co., Ltd.		781,957	26,756	(1,016)	25,740
Pohang TechnoPark 2PFV		—	(5,839)	—	(5,839)
Daewontos Co., Ltd.		10,954	(2)	—	(2)
Shinhan Corporate Restructuring Fund 5th		90	82	—	82
PT Clemont Finance Indonesia		1,362	87	—	87
Haejin Shipping Co. Ltd.		74	(41)	—	(41)
APC Fund		13,756	40,426	—	40,426
SHC-IMM New Growth Fund		102	(155)	—	(155)
QCP New Technology Fund 20th		51	45	—	45
UAMCO., Ltd.		548,990	57,519	(319)	57,200
Miraeasset 3rd Investment Fund		4,532	3,832	(182)	3,650
Medici 2nd Investment Fund		3,000	1,218	—	1,218
STI New growth engine Investment Fund		—	(110)	—	(110)
AJU-SHC WIN-WIN Company Fund 3		2,278	2,787	—	2,787
Shinhan K2 Secondary Fund		3,545	1,935	562	2,497
Aju 4th Investment Fund		143	(1,061)	—	(1,061)
KDB Daewoo Securities Platinum PEF		—	(111)	—	(111)
Shinhan-stonebridge Petro PEF		43,454	40,118	—	40,118
TS2013-6 M&A Investment Fund		56	(694)	(3,688)	(4,382)
Inhee Co., Ltd.		5,041	1,105	—	1,105
Innopolis-CJ Bio Healthcare Fund		4,414	4,414	—	4,414
KDB Daewoo Ruby PEF		4,422	3,929	—	3,929
Dream High Fund III		6	(68)	—	(68)
Korea investment gong-pyeong office real estate investment trust 2nd		2,821	2,821	—	2,821
DAEGY Electrical Construction.,LTD		286	148	—	148
Kukdong Engineering & Construction CO., LTD		57,654	(13,917)	347	(13,570)
Arkone Asia Access Offshore Feeder Fund Limited		(1,349)	(2,087)	—	(2,087)
BNP Paribas Cardif General Insurance		4,021	(8,103)	183	(7,920)
SHC-EN Fund		—	(19)	—	(19)
SP New Technology Business investment Fund I		—	(6)	—	(6)
Albatross Growth Fund		1	1	—	1

	￦	1,975,572	160,862	25,180	186,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

16.	Investments in associates (continued)

(d)	Reconciliation of the associates’ financial information to the carrying value of the Group’s investments in the associates as of December 31, 2013 and 2014 are as follow:

	2013
Investees	Net assets (a)		Owner- ship (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Cardif Life Insurance(*1)	￦	282,400	14.99	42,332	(171)	9,089	51,250
Aju Capital Co., Ltd. (*2)		651,747	12.85	83,751	—	(55,528)	28,223
Pohang TechnoPark 2PFV		19,107	14.90	2,847	—	—	2,847
Daewontos Co., Ltd. (*3)		(1,204)	36.33	(437)	—	437	—
Shinhan Corporate Restructuring Fund 5th (*4)		11	52.58	6	—	(6)	—
PT Clemont Finance Indonesia		18,599	30.00	5,580	—	—	5,580
Haejin Shipping Co., Ltd.		4,226	24.00	1,015	—	—	1,015
APC Fund		90,214	25.20	22,734	—	—	22,734
SHC-IMM New Growth Fund		14,180	64.52	9,149	—	—	9,149
QCP New Technology Fund 20th		527	47.17	249	—	—	249
UAMCO., Ltd.		795,823	17.50	139,271	—	—	139,271
Miraeasset 3rd Investment Fund		11,473	50.00	5,736	—	—	5,736
Medici 2nd Investment Fund		5,803	54.67	3,172	—	—	3,172
STI New Growth Engine Investment Fund		5,019	50.00	2,509	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		7,492	70.16	5,256	—	—	5,256
Shinhan K2 Secondary Fund		31,261	10.75	3,362	—	—	3,362
Aju 4th Investment Fund		5,264	30.00	1,580	—	—	1,580
KDB Daewoo Securities Platinum PEF		32,817	20.00	6,563	—	—	6,563
Shinhan-stonebridge Petro PEF		895,484	1.82	16,318	—	—	16,318
FAMILY FOOD CO., LTD. (*5)		22,779	24.63	5,610	—	(939)	4,671
TS2013-6 M&A Investment Fund		15,646	25.00	3,911	—	—	3,911
Inhee Co., Ltd.		2,354	15.36	361	—	—	361
Truston Falcon Asia US Feeder Fund		34,329	31.58	10,841	—	—	10,841
Innopolis-CJ Bio Healthcare Fund		15,877	25.00	3,969	—	—	3,969

	￦	2,961,228		375,685	(171)	(46,947)	328,567

(*1)	Other adjustments represent the increase in net assets due to paid-in capital increases that occurred between the end of reporting period of the associate and the Group.
(*2)	Net assets do not include non-controlling interests. Other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method loss for the year ended December 31, 2013 and the cumulative unrecognized equity method loss as of December 31, 2013 are ￦437 million.
(*4)	Other adjustments represent the cumulative impairment loss.
(*5)	Other adjustments represent the difference between the cost of the investment and the Group’s share of the net fair value of the investee’s identifiable assets and liabilities on acquisition of the investment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

16.	Investments in associates (continued)

	2014
Investees	Net assets (a)		Owner- ship (%) (b)	Interests in the net assets (a)*(b)	Intra- group transactions	Other	Carrying value
Cardif Life Insurance	￦	379,962	14.99	56,991	(215)	—	56,776
Aju Capital Co., Ltd. (*1)		668,171	12.85	85,860	—	(55,434)	30,426
Pohang TechnoPark 2PFV		13,268	14.90	1,977	—	—	1,977
Daewontos Co., Ltd. (*3)		(1,205)	36.33	(438)	—	438	—
Haejin Shipping Co. Ltd.		4,312	24.00	1,035	—	—	1,035
APC Fund		139,535	25.18	35,139	—	—	35,139
SHC-IMM New Growth Fund		13,869	64.52	8,948	—	—	8,948
QCP New Technology Fund 20th		572	47.17	270	—	—	270
UAMCO., Ltd. (*2)		652,801	17.50	114,238	—	—	114,238
Miraeasset 3rd Investment Fund		8,043	50.00	4,021	—	—	4,021
STI New growth engine Investment Fund		4,916	50.00	2,458	—	—	2,458
Shinhan K2 Secondary Fund		27,991	10.75	3,006	—	—	3,006
Shinhan-stonebridge Petro PEF		934,449	1.82	17,029	—	—	17,029
TS2013-6 M&A Investment Fund		6,330	25.00	1,581	—	—	1,581
Inhee Co., Ltd.		3,458	15.36	531	—	—	531
Innopolis-CJ Bio Healthcare Fund		20,292	25.00	5,072	—	—	5,072
KDB Daewoo Ruby PEF		38,521	20.00	7,704	—	—	7,704
Dream High Fund III		5,432	54.55	2,963	—	—	2,963
Korea investment gong-pyeong office real estate investment trust 2nd		56,000	50.00	28,000	—	—	28,000
DAEGY Electrical Construction.,LTD		159	27.48	44	—	—	44
Kukdong Engineering & Construction CO., LTD (*4)		33,318	14.30	4,763	—	2,395	7,158
Arkone Asia Access Offshore Feeder Fund Limited		21,208	23.64	5,014	—	—	5,014
BNP Paribas Cardif General Insurance		12,949	10.00	1,295	—	—	1,295
SHC-EN Fund		9,181	43.48	3,992	—	—	3,992
SP New Technology Business investment Fund I		8,594	23.25	1,999	—	—	1,999
Albatross Growth Fund		3,301	36.36	1,200	—	—	1,200

	￦	3,065,427		394,692	(215)	(52,601)	341,876

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method loss for year ended December 31, 2014 and the cumulative unrecognized equity method loss as of December 31, 2014 are ￦1 million and ￦438 million, respectively.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

17.	Investment properties, net

(a)	Investment properties as of December 31, 2013 and 2014 are as follows:

	2013		2014
Acquisition cost	￦	737,426	317,775
Accumulated depreciation		(47,169)	(50,246)

Book value	￦	690,257	267,529

(b)	Changes in investment properties for the years ended December 31, 2013 and 2014 are as follows:

	2013		2014
Beginning balance	￦	778,505	690,257
Acquisitions		234,432	1,037
Disposals		(32,915)	(438,566)
Depreciation		(17,238)	(13,795)
Amounts transferred from (to) property and equipment		(43,768)	26,751
Amounts transferred from (to) assets held for sale (*)		(228,762)	1,841
Foreign currency adjustment		3	4

Ending balance	￦	690,257	267,529

(*)	Comprise land and buildings, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012		2013	2014
Rental income	￦	44,885	53,024	60,684
Direct operating expenses for investment properties that generated rental income		14,045	19,284	14,902

(d)	The fair value of investment property as of December 31, 2013 and 2014 is as follows:

	2013		2014
Land and buildings	￦	709,511	1,016,009

(*)	Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

18.	Other assets, net

Other assets as of December 31, 2013 and 2014 are as follows:

	2013 (Restated see note 48)		2014
Accounts receivable	￦	3,532,502	5,468,811
Domestic exchange settlement debit		2,424,781	2,127,545
Guarantee deposits		1,353,898	1,307,700
Present value discount		(75,218)	(62,993)
Accrued income		1,329,910	1,291,305
Prepaid expense		133,086	127,913
Suspense payments		74,565	74,304
Sundry assets		157,572	153,040
Separate account assets		2,108,617	2,356,530
Advance payments		180,561	288,107
Unamortized deferred acquisition cost		1,152,549	1,060,325
Other		165,140	104,717
Allowances for impairment		(86,956)	(94,677)

	￦	12,451,007	14,202,627

19.	Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2013 and 2014 are as follows:

	2013
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	689,515	99,379	590,136	—
1 ~ 5 years		1,206,565	110,560	1,096,005	—
Later than 5 years		35,823	1,061	34,762	—

	￦	1,931,903	211,000	1,720,903	—

	2014
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	736,050	114,368	621,682	—
1 ~ 5 years		1,270,400	71,644	1,198,756	—
Later than 5 years		24,449	552	23,897	—

	￦	2,030,899	186,564	1,844,335	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

19.	Leases (continued)

(b)	The scheduled maturities of minimum lease payments of the Group as lessor as of December 31, 2013 and 2014 are as follows:

i) Finance leases

	2013
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	￦	689,515	99,379	590,136
1 ~ 5 years		1,206,565	110,560	1,096,005
Later than 5 years		35,823	1,061	34,762

	￦	1,931,903	211,000	1,720,903

	2014
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	￦	736,050	114,368	621,682
1 ~ 5 years		1,270,400	71,644	1,198,756
Later than 5 years		24,449	552	23,897

	￦	2,030,899	186,564	1,844,335

ii) Operating leases

	Minimum lease payment
	2013		2014
Not later than 1 year	￦	9,950	8,496
1 ~ 5 years		10,120	17,239

	￦	20,070	25,735

(c)	Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2013 and 2014 are as follows:

	Minimum lease payment
	2013		2014
Not later than 1 year	￦	94,296	128,296
1 ~ 5 years		115,946	174,293
Later than 5 years		12,238	5,310

	￦	222,480	307,899

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

20.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2013 and 2014 are as follows:

	2013		2014
Loans	￦	237,277	132,373
Securities
Trading assets		6,701,687	10,320,812
Available-for-sale financial assets		2,421,472	2,006,430
Held-to-maturity financial assets		4,922,650	5,219,661
Financial assets designated at fair value through profit or loss		485,202	636,399

		14,531,011	18,183,302

Deposits		124,716	456,432
Real estate		445,206	11,691
Other assets		93,480	137,707

	￦	15,431,690	18,921,505

(*)	The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2013 and 2014 are ￦6,949,973 million and ￦8,323,372 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2013 and 2014 are as follows:

	2013
	Collateral held		Collateral sold or repledged
Securities	￦	3,233,542	—

	2014
	Collateral held		Collateral sold or repledged
Securities	￦	2,432,109	—

21.	Deposits

Deposits as of December 31, 2013 and 2014 are as follows:

	2013		2014
Demand deposits	￦	59,143,510	68,949,585
Time deposits		112,583,986	116,521,457
Negotiable certificates of deposits		1,827,088	2,179,573
Note discount deposits		3,132,185	3,241,082
CMA (*)		1,291,588	1,682,610
Others		831,524	1,135,431

	￦	178,809,881	193,709,738

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

22.	Trading liabilities

Trading liabilities as of December 31, 2013 and 2014 are as follows:

	2013		2014
Securities sold:
Equity	￦	285,616	592,667
Debt		565,422	1,453,931
Others		8,649	213,200

		859,687	2,259,798
Gold deposits		398,596	428,936

	￦	1,258,283	2,688,734

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2013 and 2014 are as follows:

	2013		2014	Reason for designation
Deposits	￦	—	6,139	Combined instrument
Equity-linked securities sold		4,545,850	6,671,481	Combined instrument
Derivatives-combined securities sold		1,362,608	2,318,144	Combined instrument
Securities sold		672	417	Evaluation and management on a fair value basis

	￦	5,909,130	8,996,181

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

24.	Borrowings

(a)	Borrowings as of December 31, 2013 and 2014 are as follows:

	2013
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	0.50~1.00	￦	1,291,005
Others	0.00~5.05		6,085,756

			7,376,761

Borrowings in foreign currency
Overdraft due to banks	0.00~0.78		225,689
Borrowings from banks	0.05~1.83		2,640,072
Others	0.55~1.85		1,980,853

			4,846,614

Call money	0.10~5.08		1,403,260
Bills sold	1.50~2.93		28,631
Bonds sold under repurchase agreements	0.30~3.34		6,395,322
Due to Bank of Korea in foreign currency	0.10		94,315
Bond issuance costs			(1,995)

		￦	20,142,908

	2014
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	0.50~1.00	￦	1,401,054
Others	0.00~5.05		5,118,274

			6,519,328

Borrowings in foreign currency
Overdraft due to banks	0.55~0.67		337,197
Borrowings from banks	0.28~8.85		2,783,837
Others	0.25~0.79		2,869,681

			5,990,715

Call money	0.10~9.00		2,649,036
Bills sold	1.40~2.50		31,059
Bonds sold under repurchase agreements	0.50~5.82		7,707,954
Due to Bank of Korea in foreign currency	0.10		77,180
Bond issuance costs			(1,505)

		￦	22,973,767

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

25.	Debt securities issued

Debt securities issued as of December 31, 2013 and 2014 are as follows:

	2013
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.36	￦	26,219,135
Subordinated debt securities issued	3.41~8.00		5,510,630
Gain on fair value hedges			(24,853)
Bond issuance cost			(73,895)

			31,631,017

Debt securities issued in foreign currencies:
Debt securities issued	0.74~8.13		5,813,843
Loss on fair value hedges			70,163
Bond issuance cost			(23,584)

			5,860,422

		￦	37,491,439

	2014
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.91	￦	27,567,890
Subordinated debt securities issued	3.41~5.10		3,321,239
Loss on fair value hedges			34,277
Bond issuance cost			(56,050)

			30,867,356

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.50		6,443,377
Loss on fair value hedges			46,850
Bond issuance cost			(22,971)

			6,467,256

		￦	37,334,612

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

26.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2013 and 2014 are as follows:

	2013		2014
Present value of defined benefit obligations	￦	1,037,143	1,346,881
Fair value of plan assets		(919,488)	(1,037,424)

Recognized liabilities for defined benefit obligations	￦	117,655	309,457

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2013 and 2014 were as follows:

	2013
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	1,016,018	(793,685)	222,333
Included in profit or loss
Current service cost		142,830	—	142,830
Past service cost		(89,510)	—	(89,510)
Interest expense (income)		42,754	(34,922)	7,832

		96,074	(34,922)	61,152

Included in other comprehensive income:
Remeasurements loss (gain) :
- Actuarial gains (losses) arising from :
Demographic assumptions		(1,109)	—	(1,109)
Financial assumptions		30,798	—	30,798
Experience adjustment		(64,136)	—	(64,136)
- Return on plan assets excluding interest income		—	9,495	9,495

		(34,447)	9,495	(24,952)

Other :
Benefits paid by the plan		(40,451)	31,778	(8,673)
Contributions paid into the plan		—	(131,789)	(131,789)
Change in subsidiaries		42	(365)	(323)
Effect of movements in exchange rates		(93)	—	(93)

		(40,502)	(100,376)	(140,878)

Ending balance	￦	1,037,143	(919,488)	117,655

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

26.	Employee benefits (continued)

	2014
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	1,037,143	(919,488)	117,655
Included in profit or loss
Current service cost		138,370	—	138,370
Past service cost		(12,527)	—	(12,527)
Interest expense (income)		48,677	(44,695)	3,982

		174,520	(44,695)	129,825

Included in other comprehensive income:
Remeasurements loss (gain) :
- Actuarial gains (losses) arising from :
Demographic assumptions		(550)	—	(550)
Financial assumptions		186,210	—	186,210
Experience adjustment		(3,214)	—	(3,214)
- Return on plan assets excluding interest income		—	20,953	20,953

		182,446	20,953	203,399

Other :
Benefits paid by the plan		(52,490)	42,644	(9,846)
Contributions paid into the plan		—	(136,838)	(136,838)
Succession from associates		5,199	—	5,199
Effect of movements in exchange rates		63	—	63

		(47,228)	(94,194)	(141,422)

Ending balance	￦	1,346,881	(1,037,424)	309,457

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(c)	The composition of plan assets as of December 31, 2013 and 2014 are as follows:

	2013		2014
Plan assets comprise:
Equity securities	￦	35,691	52,872
Debt securities		741	747
Due from banks		868,455	982,841
Other		14,601	964

	￦	919,488	1,037,424

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

26.	Employee benefits (continued)

(d)	Actuarial assumptions as of December 31, 2013 and 2014 are as follows:

	2013	2014	Description
Discount rate	4.12%~4.98%	3.04%~4.02%	AA corporate bond yields
Future salary increase rate (*)	2.28%~3.66%+ Upgrade rate	2.54%~4.45% + Upgrade rate	Average for 5 years
Weighted-average duration	7.71 year~ 16.11 year	7.68 year~ 16.33 year

(*)	Future salary increase rate of Everdigm Corp., which is Shinhan Private Equity’s consolidated subsidiary, is 7.38% as of December 31, 2014.

(e)	Sensitivity analysis

Reasonably possible changes as of December 31, 2014 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	￦	1,182,823	1,543,900
Future salary increase rate (1%p movement)		1,544,331	1,179,600

27.	Provisions

(a)	Provisions as of December 31, 2013 and 2014 are as follows:

	2013		2014
Asset retirement obligations	￦	41,730	44,181
Expected loss related to litigation		106,202	33,377
Unused credit commitments		411,171	402,877
Bonus card points program		29,104	33,113
Financial guarantee contracts issued		92,980	107,209
Others		69,096	73,408

	￦	750,283	694,165

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

27.	Provisions (continued)

(b)	Changes in provisions for the years ended December 31, 2013 and 2014 were as follows:

	2013
	Asset retirement		Litigation	Unused credit	Card point (*1)	Guarantee	Other	Total
Beginning balance	￦	39,348	135,748	415,420	24,873	77,840	54,656	747,885
Provision (reversal)		301	3,456	(5,390)	60,847	21,906	61,961	143,081
Provision used		(993)	(32,844)	—	(56,616)	—	(44,515)	(134,968)
Foreign exchange translation		—	(158)	1,141	—	2,240	(41)	3,182
Others		3,074	—	—	—	(9,006)	(2,965)	(8,897)

Ending balance	￦	41,730	106,202	411,171	29,104	92,980	69,096	750,283

	2014
	Asset retirement		Litigation	Unused credit	Card point (*1)	Guarantee	Other	Total
Beginning balance	￦	41,730	106,202	411,171	29,104	92,980	69,096	750,283
Provision (reversal)		408	(23,458)	(9,592)	42,095	10,365	29,439	49,257
Provision used		(2,576)	(49,807)	—	(48,928)	—	(25,900)	(127,211)
Foreign exchange translation		—	440	1,298	—	11,603	773	14,114
Others		4,619	—	—	10,842	(7,739)	—	7,722

Ending balance	￦	44,181	33,377	402,877	33,113	107,209	73,408	694,165

(*1)	Provisions for card point were classified as fees and commission expense.

(c)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d)	Allowance for guarantees and acceptances as of December 31, 2013 and 2014 are as follows:

	2013		2014
Guarantees and acceptances outstanding	￦	10,564,718	10,796,896
Contingent guarantees and acceptances		5,053,750	4,335,333
ABS and ABCP purchase commitments		1,599,331	2,143,308
Endorsed bill		54,460	51,043

	￦	17,272,259	17,326,580

Allowance for loss on guarantees and acceptances	￦	92,980	107,209
Ratio	%	0.54	0.62

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

28.	Liability under insurance contracts

(a)	Insurance liabilities as of December 31, 2013 and 2014 are as follows:

	2013 (Restated see note 48)		2014
Policy reserve	￦	15,662,872	17,763,576
Policyholder’s equity adjustment		(1,045)	12,704

	￦	15,661,827	17,776,280

(b)	Policy reserve as of December 31, 2013 and 2014 are as follows:

	2013 (Restated see note 48)		2014
Interest rate linked	￦	10,266,822	11,832,073
Fixed interest rate		5,396,050	5,931,503

	￦	15,662,872	17,763,576

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

28.	Liability under insurance contracts (continued)

(c)	The details of policy reserves as of December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	￦	3,302,310	6,484,119	5,023,728	14,810,157	38,091	278	38,369	14,848,526
Guarantee reserve		10,141	13,495	187	23,823	—	—	—	23,823
Unearned premium reserve		3	621	—	624	556	—	556	1,180
Reserve for outstanding claims		55,723	563,061	104,958	723,742	29,046	—	29,046	752,788
Interest rate difference guarantee reserve		2,422	194	19	2,635	—	—	—	2,635
Mortality gains reserve		7,579	6,246	354	14,179	5	—	5	14,184
Interest gains reserve		12,461	296	27	12,784	—	—	—	12,784
Long term duration dividend reserve		70	12	2	84	—	—	—	84
Reserve for policyholder’s profit dividend		3,877	—	—	3,877	—	—	—	3,877
Reserve for losses on dividend insurance contract		2,991	—	—	2,991	—	—	—	2,991

	￦	3,397,577	7,068,044	5,129,275	15,594,896	67,698	278	67,976	15,662,872

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

28.	Liability under insurance contracts (continued)

	2014
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	￦	3,657,740	7,338,766	5,793,465	16,789,971	36,939	286	37,225	16,827,196
Guarantee reserve		10,601	20,965	179	31,745	—	—	—	31,745
Unearned premium reserve		3	544	—	547	1,228	—	1,228	1,775
Reserve for outstanding claims		62,489	629,976	143,756	836,221	29,929	—	29,929	866,150
Interest rate difference guarantee reserve		2,214	176	16	2,406	—	—	—	2,406
Mortality gains reserve		7,072	5,639	294	13,005	6	—	6	13,011
Interest gains reserve		15,101	276	25	15,402	—	—	—	15,402
Long term duration dividend reserve		65	11	2	78	—	—	—	78
Reserve for policyholder’s profit dividend		3,666	—	—	3,666	—	—	—	3,666
Reserve for losses on dividend insurance contract		2,147	—	—	2,147	—	—	—	2,147

	￦	3,761,098	7,996,353	5,937,737	17,695,188	68,102	286	68,388	17,763,576

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

28.	Liability under insurance contracts (continued)

(d)	Reinsurance credit risk as of December 31, 2013 and 2014 are as follows:

	2013
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	129	434
A- to A+		647	1,673

	￦	776	2,107

	2014
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	270	661
A- to A+		750	1,114

	￦	1,020	1,775

(e)	Income or expenses on insurance for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012 (Restated see note 48)		2013 (Restated see note 48)	2014
Insurance income
Premium income	￦	4,412,996	4,210,818	4,199,227
Reinsurance income		5,348	4,301	3,595
Separate account income		15,665	14,894	18,298

		4,434,009	4,230,013	4,221,120
Insurance expenses
Claims paid		(1,508,997)	(1,679,865)	(1,890,213)
Reinsurance premium expenses		(5,011)	(4,115)	(4,485)
Provision for policy reserves		(2,556,323)	(2,246,076)	(2,100,459)
Separate account expenses		(15,665)	(14,894)	(18,298)
Discount charge		(406)	(1,640)	(394)
Acquisition costs		(686,716)	(566,456)	(514,997)
Collection expenses		(13,793)	(12,538)	(13,251)
Deferred acquisition costs		631,056	431,058	370,925
Amortization of deferred acquisition costs		(489,529)	(518,265)	(463,148)

		(4,645,384)	(4,612,791)	(4,634,320)

Net loss on insurance	￦	(211,375)	(382,778)	(413,200)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

28.	Liability under insurance contracts (continued)

(f)	Maturity of premium reserve as of December 31, 2013 and 2014 are as follows:

	2013
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	￦	41,429	37,924	349,342	377,535	1,221,327	2,849,376	4,876,933
Fixed interest rate		127,120	132,806	646,877	983,459	846,873	7,234,458	9,971,593

Ending balance	￦	168,549	170,730	996,219	1,360,994	2,068,200	10,083,834	14,848,526

	2014
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	￦	21,789	41,189	430,313	493,853	1,149,626	3,225,055	5,361,825
Fixed interest rate		83,211	92,768	1,062,364	839,953	978,613	8,408,462	11,465,371

Ending balance	￦	105,000	133,957	1,492,677	1,333,806	2,128,239	11,633,517	16,827,196

(g)	Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2013 and 2014. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2013	2014	Measurement basis
Discount rate	3.74% ~ 10.61%	3.41% ~ 21.03%	Future rate of return on invested asset based on the rate scenario suggested by FSS

Mortality rate	9% ~ 256%	5% ~ 310%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years

Operating expense rate	Acquisition cost - The first time : 90.0% ~ 534%- From the second time : 0% ~ 274% Maintenance expense (each case): 1,232won ~ 9,429won Collection expenses (on gross premium): 0won ~ 438won	Acquisition cost - The first time : 90% ~ 818% - From the second time : 0% ~ 258% Maintenance expense (each case): 1,325won ~ 6,634won Collection expenses (on gross premium): 0won ~ 431won	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year

Surrender ratio	0% ~ 60.9%	0% ~ 62.7%	Surrender ratio by classes of sales channel, product and transition period of last 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won, except per share data)

28.	Liability under insurance contracts (continued)

The result of liability adequacy test as of December 31, 2013 and 2014 are as follows:

	2013
	Provisions for test		LAT base	Premium loss (surplus)
Participating
Fixed interest	￦	586,624	1,080,943	494,319
Variable interest		626,862	621,944	(4,918)

		1,213,486	1,702,887	489,401

Non-Participating
Fixed interest		3,920,626	3,546,318	(374,308)
Variable interest		10,706,716	8,446,667	(2,260,049)

		14,627,342	11,992,985	(2,634,357)

Option and guarantee		23,822	204,963	181,141

	￦	15,864,650	13,900,835	(1,963,815)

	2014
	Provisions for test		LAT base	Premium loss (surplus)
Participating
Fixed interest	￦	592,415	1,150,996	558,581
Variable interest		696,080	726,853	30,773

		1,288,495	1,877,849	589,354

Non-Participating
Fixed interest		4,451,910	3,991,966	(459,944)
Variable interest		12,369,639	10,620,204	(1,749,435)

		16,821,549	14,612,170	(2,209,379)

Option and guarantee		31,747	98,400	66,653

	￦	18,141,791	16,588,419	(1,553,372)

Sensitivity analysis as of December 31, 2013 and 2014 are as follows:

	LAT fluctuation
	2013		2014
Discount rate increased by 0.5%	￦	(876,040)	(1,028,258)
Discount rate decreased by 0.5%		993,435	1,202,286
Operating expense increased by 10%		224,335	241,465
Mortality rate increased by 10%		513,309	495,624
Mortality rate increased by 5%		256,274	248,801
Surrender ratio increased by 10%		165,307	151,132

(*)	As a result of sensitivity analysis above, there are no effects on income and capital, because the increase of LAT does not exceed LAT surplus.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

29.	Other liabilities

Other liabilities as of December 31, 2013 and 2014 are as follows:

	2013		2014
Accounts payable	￦	4,854,478	6,762,516
Accrued expenses		3,302,409	3,216,009
Dividend payable		27,837	24,524
Advance receipts		243,412	62,326
Unearned income (*)		318,572	354,822
Withholding value-added tax and other taxes		492,469	490,556
Securities deposit received		654,826	733,023
Foreign exchange remittances pending		206,405	228,017
Domestic exchange remittances pending		1,022,871	1,524,019
Borrowing from trust account		2,299,929	2,020,712
Due to agencies		588,020	648,430
Deposits for subscription		72,270	88,010
Separate account liabilities		2,203,997	2,411,454
Sundry liabilities		2,538,431	2,398,937
Other		219,286	100,978
Present value discount account		(24,397)	(24,468)

	￦	19,020,815	21,039,865

(*)	Changes in deferred (unearned) point income for the years ended December 31, 2013 and 2014 are as follows:

	2013		2014
Beginning balance	￦	158,895	140,436
Deferred income		208,618	262,383
Recognized income		(227,077)	(234,331)

Ending balance	￦	140,436	168,488

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

30.	Equity

(a)	Equity as of December 31, 2013 and 2014 are as follows:

	2013 (Restated see note 48)		2014
Capital stock:	￦
Common stock		2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		537,443	537,443

Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(393,128)	(393,405)

Accumulated other comprehensive income, net of tax:
Valuation gain (loss) on available-for-sale financial assets		958,115	1,092,622
Equity in other comprehensive income of associates		690	6,945
Foreign currency translation adjustments for foreign operations		(146,122)	(158,107)
Net loss from cash flow hedges		1,243	(15,134)
Other comprehensive income of separate account		(117)	5,703
Actuarial gains (losses)		(140,842)	(294,135)

		672,967	637,894

Retained earnings (*1)		14,188,480	15,869,779
Non-controlling interest (*2)		2,316,988	1,330,809

	￦	29,855,138	30,514,908

(*1)	Restriction on appropriation of retained earnings is as follows:

1)	Legal reserve of ￦1,616,961 million and ￦1,690,125 million for the years ended December 31, 2013 and 2014, respectively.
2)	Regulatory reserve for loan loss of ￦7,621 million and ￦8,479 million for the years ended December 31, 2013 and 2014, respectively.
3)	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦3,916,816 million for the years ended December 31, 2014.

(*2)	The hybrid bonds of ￦2,099,350 million and ￦1,100,250 million issued by Shinhan Bank were attributed to non-controlling interests as of December 31, 2013 and 2014, respectively. Dividends to those hybrid bonds of ￦133,268 million and ￦96,293 million were attributed to non-controlling interests for years ended December 31, 2013 and 2014, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

30.	Equity (continued)

(b)	Capital stock

i) Capital stock of the Group as of December 31, 2013 and 2014 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	￦	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding		11,100,000

The capital stock does not match the total amount of the par value for preferred stock issued ￦55,500 million as of December 31, 2014 because redeemable preferred stock (43,711,000 shares) has been repaid by retirement of stock method.

ii) Preferred stocks issued by the Group as of December 31, 2014 are as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

(*1)	Based on initial issuance price
(*2)	The Group maintains the right to redeem Series 12 redeemable preferred stock in part or in its entirety during the redeemable period at par value (reflecting contract dividend rate). If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.

(c)	Hybrid bond

Hybrid bond classified as other equity as of December 31, 2013 and 2014 are as follows:

Issue date	Maturity date	2013		2014	Interest rate (%)
October 24, 2011	October 24, 2041	￦	238,582	238,582	5.80%
May 22, 2012	May 22, 2042		298,861	298,861	5.34%

		￦	537,443	537,443

The above hybrid bonds can be repaid at par value early after 5 years from date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

(d)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2013 and 2014 are as follows:

	2013		2014
Beginning balance	￦	(393,097)	(393,128)
Other transactions with owners		(31)	(277)

Ending balance	￦	(393,128)	(393,405)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

30.	Equity (continued)

(e)	Accumulated other comprehensive income

i) Changes in accumulated other comprehensive income for the years ended December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121
Change due to fair value		234,026	(4,979)	—	—	(2,414)	—	226,633
Reclassification:
Change due to impairment or disposal		(583,253)	—	—	—	—	—	(583,253)
Effect of hedge accounting		—	—	—	37,580	—	—	37,580
Hedging		4,170	—	71,031	(29,546)	—	—	45,655
Effects from exchange rate fluctuations		(9,374)	—	(116,552)	—	—	—	(125,926)
Remeasurements of the defined benefit plans		—	—	—	—	—	24,635	24,635
Deferred income taxes		85,488	168	(12,324)	(1,944)	584	(6,036)	65,936
Non-controlling Interests		1,249	—	20	—	—	317	1,586

Ending balance	￦	958,115	690	(146,123)	1,244	(117)	(140,842)	672,967

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

30.	Equity (continued)

	2014
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	958,115	690	(146,123)	1,244	(117)	(140,842)	672,967
Change due to fair value		629,374	6,849	—	—	7,678	—	643,901
Reclassification:
Change due to impairment or disposal		(479,184)	—	—	—	—	—	(479,184)
Effect of hedge accounting		—	—	—	(96,405)	—	—	(96,405)
Hedging		2,181	—	15,622	74,798	—	—	92,601
Effects from exchange rate fluctuations		21,468	—	(30,376)	—	—	—	(8,908)
Remeasurements of the defined benefit plans		—	—	—	—	—	(203,300)	(203,300)
Deferred income taxes		(37,931)	(594)	1,886	5,229	(1,858)	48,884	15,616
Non-controlling interests		(1,401)	—	884		—	1,123	606

Ending balance	￦	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won, except per share data)

30.	Equity (continued)

(f)	Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)		2014
Unappropriated retained earnings:
Balance at beginning of year	￦	4,972,608	5,232,139
Dividend to hybrid bonds		(29,940)	(29,940)
Net income		731,638	662,623

		5,674,306	5,864,822
Reversal of regulatory reserve for loan losses		1,165	—

		5,675,471	5,864,822

Appropriation of retained earnings:
Legal reserve		73,164	66,262
Regulatory reserve for loan losses		—	858
Dividends
Dividends on common stocks paid		308,230	450,490
Dividends on preferred stocks paid		61,938	61,938

		443,332	579,548

Unappropriated retained earnings to be carried over to subsequent year	￦	5,232,139	5,285,274

Date of appropriation:		March 26, 2014	March 25, 2015

(*)	These statements of appropriation of retained earnings were based on the separate financial statements of the parent company.

31.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2013 and 2014 are as follows:

	2013		2014
Total number of shares issued and outstanding	￦	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		650	950

Dividends	￦	308,230	450,490

Dividend rate per share	%	13.0	19.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won, except per share data)

31.	Dividends (continued)

(b)	Details of dividends recognized as distributions to preferred stockholders for the years ended December 31, 2013 and 2014 are as follows:

	2013
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580	￦	61,938	100,000	5.58%

	2014
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580	￦	61,938	100,000	5.58%

(c)	Dividend for hybrid bond was calculated as follows for years ended December 31, 2013 and 2014.

	2013		2014
Amount of hybrid bond	￦	540,000	540,000
Interest rate		5.34~5.80%	5.34~5.80%

Dividend	￦	29,939	29,939

(d)	There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2013 and 2014.

32.	Net interest income

Net interest income for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012 (Restated see note 48)		2013 (Restated see note 48)	2014
Interest income:
Cash and due from banks	￦	246,711	200,853	236,919
Trading assets		488,954	492,766	583,234
Financial assets designated at fair value through profit or loss		25,854	37,989	36,894
Available-for-sale financial assets		1,154,229	985,104	825,790
Held-to-maturity financial assets		594,684	527,853	521,683
Loans		11,309,119	10,168,445	9,713,860
Others		178,970	178,312	142,127

		13,998,521	12,591,322	12,060,507
Interest expense:
Deposits		(4,636,873)	(3,914,160)	(3,449,480)
Borrowings		(565,090)	(468,395)	(443,668)
Debt securities issued		(1,740,174)	(1,521,461)	(1,301,872)
Others		(76,666)	(82,422)	(75,687)

		(7,018,803)	(5,986,438)	(5,270,707)

Net interest income	￦	6,979,718	6,604,884	6,789,800

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012 (Restated see note 48)		2013 (Restated see note 48)	2014
Fees and commission income:
Credit placement fees	￦	57,900	66,891	63,462
Commission received as electronic charge receipt		133,842	132,146	135,472
Brokerage fees		353,694	328,781	320,700
Commission received as agency		211,001	212,982	190,759
Investment banking fees		70,142	44,530	50,158
Commission received in foreign exchange activities		148,271	143,177	143,365
Asset management fees		46,936	50,592	60,635
Credit card fees		2,070,625	2,105,870	2,200,964
Others		398,740	404,699	394,985

		3,491,151	3,489,668	3,560,500
Fees and commission expense:
Credit-related fee		(38,363)	(38,486)	(32,757)
Credit card fees		(1,678,342)	(1,726,023)	(1,725,712)
Others		(231,301)	(338,804)	(332,873)

		(1,948,006)	(2,103,313)	(2,091,342)

Net fees and commission income	￦	1,543,145	1,386,355	1,469,158

34.	Dividend income

Dividend income for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013 (Restated see note 48)	2014
Trading assets	￦	3,102	6,243	13,585
Available-for-sale financial assets		171,223	149,741	162,213

	￦	174,325	155,984	175,798

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

35.	Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013 (Restated see note 48)	2014
Trading assets
Gain (loss) on valuation of debt securities	￦	5,989	(9,790)	58,143
Gain (loss) on sale of debt securities		40,249	(42,150)	44,699
Gain on valuation of equity securities		34,324	33,862	33,007
Gain on sale of equity securities		44,959	50,660	46,636
Loss on valuation of other trading assets		(6,228)	(91,522)	(1,623)

		119,293	(58,940)	180,862

Trading liabilities
Gain (loss) on valuation of securities sold		(5,850)	2,695	31,095
Gain (loss) on disposition of securities sold		(20,614)	11,695	15,280
Gain on valuation of other trading liabilities		4,978	157,547	(17,781)
Gain on disposition of other trading liabilities		2,944	2,355	1,296

		(18,542)	174,292	29,890

Derivatives
Gain (loss) on valuation of derivatives		381,040	(322,890)	(254,367)
Gain on transaction of derivatives		126,070	282,450	306,107

		507,110	(40,440)	51,740

	￦	607,861	74,912	262,492

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013	2014
Financial assets designated at fair value through profit or loss:
Other securities
Gain on valuation	￦	38,982	30,346	22,147
Debt securities
Gain on valuation		46,370	7,180	27,458
Gain on sale and redemption		15,359	21,858	19,770

		61,729	29,038	47,228

Equity securities
Dividend income		1,025	688	850
Gain (loss) on valuation		6,273	(3,210)	5,684
Gain on sale		16,443	26,786	2,451

		23,741	24,264	8,985

Financial liabilities designated at fair value through profit or loss:
Other securities
Gain on valuation		—	—	32
Loss on disposal and redemption		—	—	3

		—	—	35
Borrowings
Gain (loss) on valuation		(445,455)	143,329	(171,537)
Loss on disposal and redemption		(211,067)	(348,997)	(267,830)

		(656,522)	(205,668)	(439,367)

	￦	(532,070)	(122,020)	(360,972)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013	2014
Impairment losses on:
Loans	￦	1,324,786	1,082,366	894,722
Available-for-sale financial assets		121,004	229,614	243,895
Other financial assets		—	42,561	49,706

		1,445,790	1,354,541	1,188,323

Reversal of impairment losses on:
Available-for-sale financial assets		20,149	14,644	13,944
Other financial assets		9,421	—	—

		29,570	14,644	13,944

	￦	1,416,220	1,339,897	1,174,379

38.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013	2014
Employee benefits:
Salaries	￦	2,228,600	2,330,885	2,475,184
Severance benefits:
Defined contribution		14,643	15,371	18,608
Defined benefit		146,251	61,152	125,552
Termination benefits		44,464	90,096	120,308

		2,433,958	2,497,504	2,739,652

Rent		338,536	348,239	353,879
Entertainment		34,987	34,224	33,248
Depreciation		201,771	203,168	200,811
Amortization		97,066	116,562	112,155
Taxes and dues		161,975	164,906	197,433
Advertising		188,358	211,304	229,643
Research		12,447	12,733	11,871
Others		592,478	613,910	584,191

	￦	4,061,576	4,202,550	4,462,883

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won, except per share data)

39.	Share-based payments

(a)	Stock options granted as of December 31, 2014 are as follows:

	4th grant (*1)(*2)		5th grant (*1)(*2)		6th grant	7th grant (*1)
Grant date		March 30, 2005		March 21, 2006	March 20, 2007		March 19, 2008
Exercise price in won		￦28,006		￦38,829	￦54,560		￦49,053
Number of shares granted		2,695,200		3,296,200	1,301,050		808,700
Contractual exercise period		Within four years after three years from grant date		Within four years after three years from grant date	Within four years after three years from grant date		Within four years after three years from grant date

Changes in number of shares granted:
Balance at January 1, 2014		102,389		108,356	1,025,856		619,778
Exercised		—		—	—		126,699
Expired		—		—	1,025,856		—

Balance at December 31, 2014		102,389		108,356	—		493,079

Assumptions used to determine the fair value of options:

Risk-free interest rate		—		—	—		2.05%
Expected exercise period		—		—	—		2 months
Expected stock price volatility		—		—	—		16.90%
Expected dividend yield		—		—	—		1.58%
Fair value per share	￦	16,444	￦	5,621	—	￦	39

(*1)	The equity instruments granted are fully vested as of December 31, 2014. The weighted average share price for 703,824 stock options outstanding at December 31, 2014 is ￦44,417.
(*2)	As of December 31, 2014, the exercise of the remaining stock options (4th and 5th grant) was temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won, except per share data)

39.	Share-based payments (continued)

(b)	Performance shares granted as of December 31, 2014 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions	Increase rate of the stock price and achievement of target ROE
Operating period (*1)	4 or 5 years
Estimated number of shares vested at December 31, 2014	219,853	664,125
Fair value per share in won	￦45,926 and ￦47,376 (*2)	￦44,450

(*1)	Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.
(*2)	￦45,926 of fair value per unit is applied for the shares that are vested at December 31, 2013 and ￦47,376 for the shares that are vested at December 31, 2014, respectively.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. As such the fair value of number of shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of number of shares non-expired is estimated using the closing share price at the end of reporting year.

(c)	Share-based compensation costs for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	￦	430	1,814	2,244
5th		(1,235)	(6,938)	(8,173)
6th		(200)	(1,411)	(1,611)
7th		(188)	(992)	(1,180)
Performance shares		1,163	7,807	8,970

	￦	(30)	280	250

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

39.	Share-based payments (continued)

	2013
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	￦	76	789	865
5th		494	3,190	3,684
6th		(9)	(62)	(71)
7th		81	427	508
Performance shares		2,189	12,272	14,461

	￦	2,831	16,616	19,447

	2014
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	￦	(26)	(266)	(292)
5th		(18)	(291)	(309)
6th		(1)	(4)	(5)
7th		(216)	(876)	(1,092)
Performance shares		2,264	12,939	15,203

	￦	2,003	11,502	13,505

(d)	Accrued expenses and the intrinsic value as of December 31, 2013 and 2014 are as follows:

	2013
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	￦	173	1,802	1,975
5th		54	864	918
6th		1	4	5
7th		220	1,161	1,381
Performance shares		5,267	35,531	40,798

	￦	5,715	39,362	45,077

The intrinsic value of share-based payments is ￦43,691 million as of December 31, 2013. For calculating, the quoted market price ￦47,300 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

39.	Share-based payments (continued)

	2014
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	￦	147	1,537	1,684
5th		36	573	609
6th		—	—	—
7th		4	15	19
Performance shares		6,327	33,584	39,911

	￦	6,514	35,709	42,223

The intrinsic value of share-based payments is ￦42,024 million as of December 31, 2014. For calculating, the quoted market price ￦44,450 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

40.	Net other operating income (expense)

Other operating income and other operating expense for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013	2014
Other operating income
Gain on sale of assets:
Loans	￦	69,977	219,423	72,061
Others:
Gain on hedge activity		190,680	336,650	422,637
Reversal of allowance for acceptances and guarantee		10	5,317	2,262
Gain on trust account		3,255	3,960	5,374
Gain on other allowance		37,832	19,582	37,567
Others		91,679	259,070	376,861

		323,456	624,579	844,701

		393,433	844,002	916,762

Other operating expense
Loss on sale of assets:
Loans		(40,397)	(36,580)	(1,249)
Others:
Loss on hedge activity		(342,004)	(363,531)	(338,818)
Contribution		(252,231)	(249,730)	(250,159)
Loss on allowance for acceptances and guarantee		(7,960)	(27,223)	(12,867)
Loss on other allowance		(36,896)	(56,903)	(32,477)
Depreciation of operating lease assets		(7,761)	(7,734)	(9,058)
Others		(429,703)	(641,988)	(807,787)

		(1,076,555)	(1,347,109)	(1,451,166)

		(1,116,952)	(1,383,689)	(1,452,415)

Net other operating expenses	￦	(723,519)	(539,687)	(535,653)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

41.	Net other non-operating expenses

Other non-operating income and other non-operating expense for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013	2014
Other non-operating income
Gain on sale of assets:
Property and equipment	￦	688	1,405	1,229
Investment property		315	5,170	123,723
Non-current assets held-for-sale		14,572	3,012	—
Lease assets		3,568	898	1,203
Others		222	193	405

		19,365	10,678	126,560

Gain on sale of Investments in associates		36,084	59	—
Others:
Rental income on investment property		44,885	52,733	60,684
Reversal of impairment losses on Property and equipment and intangible asset		32	170	—
Gain from assets contributed		5,039	561	259
Gain on bond retirement		24	—	—
Gains on conversion of convertible bond		7,217	—	—
Others		110,148	92,099	97,127

		167,345	145,563	158,070

		222,794	156,300	284,630

Other non-operating expense
Loss on sale of assets:
Property and equipment		(1,065)	(3,301)	(3,558)
Investment property		(426)	—	(5,168)
Lease assets		(1,368)	(1,094)	(2,108)
Others		(65)	—	(42)

		(2,924)	(4,395)	(10,876)

Loss on sale of investments in associates		(1,423)	—	(1,076)
Impairment loss on investments in associates		(8,977)	(239)	—

		(10,400)	(239)	(1,076)

Others:
Donations		(74,073)	(48,619)	(18,828)
Depreciation of investment properties		(14,045)	(17,238)	(13,795)
Impaired loss on property and equipment		—	(85)	—
Impaired loss on intangible assets		(58,549)	(2,746)	(12,458)
Write-off of intangible assets		(585)	(552)	(1,572)
Loss on bond retirement		(10,256)	(1,780)	(107)
Collecting of written-off expenses		(6,414)	(5,740)	(4,718)
Others		(20,417)	(37,638)	(39,014)

		(184,339)	(114,398)	(90,492)

		(197,663)	(119,032)	(102,444)

Net other non-operating income	￦	25,131	37,268	182,186

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

42.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012 (Restated see note 48)		2013 (Restated see note 48)	2014
Current income tax expense	￦	819,320	681,278	689,216
Adjustment for prior periods		(7,838)	(1,785)	(1,772)
Temporary differences		(47,241)	(123,632)	(37,003)
Income tax recognized in other comprehensive income		(26,015)	65,353	17,524

Income tax expenses	￦	738,226	621,214	667,965

(b)	Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012 (Restated see note 48)		2013 (Restated see note 48)	2014
Income before income taxes	￦	3,228,564	2,676,553	2,867,576

Income taxes at statutory tax rates	￦	781,325	646,591	692,384
Adjustments:
Non-taxable income		(42,217)	(37,017)	(31,865)
Non-deductible expense		10,837	14,304	21,874
Tax credit		(1,819)	(1,982)	(639)
Other		(2,062)	1,103	(12,017)
Refund due to adjustments of prior year tax returns		(7,838)	(1,785)	(1,772)

Income tax expense	￦	738,226	621,214	667,965

Effective tax rate		% 22.87	23.21	23.29

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

42.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2013 and 2014 are as follows:

	2013 (Restated, see note 48)
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	￦	(149,438)	(700)	—	(150,138)
Account receivable		(12,970)	11,072	—	(1,898)
Trading assets		(10,435)	(8,335)	—	(18,770)
Available-for-sale		57,009	86,095	86,475	229,579
Investment in subsidiaries		(10,545)	3,820	168	(6,557)
Valuation and depreciation of property and equipment		(145,683)	(4)	—	(145,687)
Derivative asset (liability)		50,666	(29,433)	(1,944)	19,289
Deposits		32,000	(6,310)	—	25,690
Accrued expenses		64,051	8,270	—	72,321
Defined benefit obligation		224,640	(13,179)	(6,345)	205,116
Plan assets		(154,768)	(40,016)	318	(194,466)
Other provisions		234,739	(2,348)	—	232,391
Allowance for acceptances and guarantees		18,659	3,838	—	22,497
Allowance related to asset revaluation		(44,873)	84	—	(44,789)
Allowance for expensing depreciation		(746)	56	—	(690)
Deemed dividend		1,334	—	—	1,334
Accrued contributions		14,841	(2,605)	—	12,236
Financial instruments designated at fair value through profit of loss		(65,209)	36,330	—	(28,879)
Allowances		44,579	(8,274)	—	36,305
Fictitious dividend		1,069	5,442	—	6,511
Liability under insurance contracts		3,329	2,436	—	5,765
Other		(94,031)	11,975	(13,319)	(95,375)

	￦	58,218	58,214	65,353	181,785

(*)	Deferred tax assets from overseas subsidiaries were decreased by ￦65 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

42.	Income tax expense (continued)

	2014
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	￦	(150,138)	14,323	—	(135,815)
Account receivable		(1,898)	(14,288)	—	(16,186)
Trading assets		(18,770)	(30,355)	—	(49,125)
Available-for-sale		229,579	(148,975)	(37,931)	42,673
Investment in subsidiaries		(6,557)	25,428	(594)	18,277
Valuation and depreciation of property and equipment		(145,687)	(489)	—	(146,176)
Derivative asset (liability)		19,289	(16,346)	5,229	8,172
Deposits		25,690	3,518	—	29,208
Accrued expenses		72,321	39,115	—	111,436
Defined benefit obligation		205,116	26,346	47,745	279,207
Plan assets		(194,466)	(43,841)	1,099	(237,208)
Other provisions		232,391	(25,893)	—	206,498
Allowance for acceptances and guarantees		22,497	3,417	—	25,914
Allowance related to asset revaluation		(44,789)	(21)	—	(44,810)
Allowance for expensing depreciation		(690)	56	—	(634)
Deemed dividend		1,334	—	—	1,334
Accrued contributions		12,236	1,072	—	13,308
Financial instruments designated at fair value through profit of loss		(28,879)	70,902	—	42,023
Allowances		36,305	23,427	—	59,732
Fictitious dividend		6,511	(1,136)	—	5,375
Liability under insurance contracts		5,765	1,918	—	7,683
Other		(95,375)	91,320	1,976	(2,079)

	￦	181,785	19,498	17,524	218,807

(*)	Deferred tax assets from overseas subsidiaries were decreased by ￦65 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

42.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2013 and 2014 are as follows:

	January 1, 2013			Changes (Restated see note 48)		December 31, 2013 (Restated see note 48)
	OCI (*2)		Tax effect	OCI (*2)	Tax effect	OCI (*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	￦	1,617,225	(391,415)	(353,183)	85,488	1,264,042	(305,927)
Foreign currency translation adjustments for foreign operations		(75,619)	(12,679)	(45,501)	(12,324)	(121,120)	(25,003)
Gain (loss) on cash flow hedge		(6,393)	1,547	8,034	(1,944)	1,641	(397)
Equity in other comprehensive income of associates		4,741	761	(4,980)	168	(239)	929
The accumulated other comprehensive income in separate account (*1)		2,258	(547)	(2,412)	583	(154)	36
Remeasurements of the defined benefit liability		(210,762)	51,004	24,952	(6,036)	(185,810)	44,968

Income tax charged or credited directly to equity	￦	1,331,450	(351,329)	(373,090)	65,935	958,360	(285,394)

	January 1, 2014			Changes		December 31, 2014
	OCI (*2)		Tax effect	OCI (*2)	Tax effect	OCI (*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	￦	1,264,042	(305,927)	172,438	(37,931)	1,436,480	(343,858)
Foreign currency translation adjustments for foreign operations		(121,120)	(25,003)	(13,960)	1,976	(135,080)	(23,027)
Gain (loss) on cash flow hedge		1,641	(397)	(21,607)	5,229	(19,966)	4,832
Equity in other comprehensive income of associates		(239)	929	6,849	(594)	6,610	335
The accumulated other comprehensive income in separate account (*1)		(154)	36	7,678	(1,857)	7,524	(1,821)
Remeasurements of the defined benefit liability		(185,810)	44,968	(202,137)	48,844	(387,947)	93,812

Income tax charged or credited directly to equity	￦	958,360	(285,394)	(50,739)	15,667	907,621	(269,727)

(*1)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.
(*2)	OCI : other comprehensive income

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won, except per share data)

42.	Income tax expense (continued)

(e)	The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2013 and 2014 are as follows:

	2013		2014
Tax loss carry forward (*)	￦	99,449	99,449

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	￦	—	—	—	99,449

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2013 and 2014 are as follows:

	2013	2014
Investment in associates	￦ (10,357)	(11,532)

(g)	The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2013 and 2014 are as follows:

	2013		2014
Deferred tax assets	￦	216,113	280,599
Deferred tax liabilities		(34,328)	(61,792)

43.	Earnings per share

Basic and diluted earnings per share for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012 (Restated see note 48)		2013 (Restated see note 48)	2014
Profit attributable to equity holders of Shinhan Financial Group	￦	2,320,319	1,898,577	2,081,110
Less:
Dividends on preferred stock		77,100	61,938	61,938
Hybrid bond		23,688	29,940	29,940

		100,788	91,878	91,878

Net profit available for common stock		2,219,531	1,806,699	1,989,232
Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587

Basic and diluted earnings per share in won	￦	4,681	3,810	4,195

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

44.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2013 and 2014 are as follows:

	2013		2014
Guarantees
Guarantee outstanding	￦	10,564,718	10,796,896
Contingent guarantees		5,053,750	4,335,333

		15,618,468	15,132,229

Commitments to extend credit		—	—
Loan commitments in won		53,343,728	52,723,778
Loan commitments in foreign currency		20,120,391	20,195,691
ABS and ABCP commitments (*)		1,599,331	2,143,308
Others		1,185,788	1,226,604

		76,249,238	76,289,381

Endorsed bills		—	—
Secured endorsed bills		54,460	51,043
Unsecured endorsed bills		11,327,272	10,914,587

		11,381,732	10,965,630

Loans sold with recourse		2,099	2,099

	￦	103,251,537	102,389,339

(*)	The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. As the Group’s interests in the structured entities are presented as liabilities in the consolidated statement of financial position of the Group, the Group does not recognize non-controlling interests for the consolidated structured entities. The Group provides ABCP purchase agreement amounting to ￦492,195 million to the structured entities described above.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

44.	Commitments and contingencies (continued)

(b)	Legal contingencies

The Group’s pending lawsuits as a defendant for the years ended December 31, 2014 are as follows.

Case	Number of claim	Descriptions	Claim amount
Billing of Goods	1	The plaintiff filed claims against the Group for payment of goods that were based on a forged guarantee of payment. The first appeal was ruled against the Group, and therefore, the Group has paid the claim amount. The Group is in progress with its second appeal.	43,761

Compensation for a loss	1	The plaintiff has filed a lawsuit against the Group claiming that the Group should compensate for a loss of the damaged right of management insisting the Group had purchased the shares of Shinho Paper Co., Ltd. while being aware that the sale had been executed against the will of the members of Aram Corporate Restructuring Association. The first and second court decided partially in favor of the plaintiff, and therefore, the Group has paid the claim amount. The Group is in progress with its third appeal.	47,200

Void Contract and Return of Unjust Enrichment	6	Claims to void or cancel currency futures option. The Group is in progress with its second and third appeal, and recognizes provisions for the expected loss.	43,406

VAN Fee Fixing	19	Agency of VAN filed claims against VAN and the credit card company. The agency filed a lawsuit against VAN and the Group claiming for losses due to fee fixing. 19 cases were all for the same claim, and therefore, there were partial losses for VAN and the Group. Of the 19 cases, 12 cases are currently pending in their second appeal, one case is pending in its third appeal, and four cases completed their third appeal.	33,116

Other	201	Various cases such as a compensation for a loss claim.	208,998

	228		376,481

As of December 31, 2014, the Group recorded ￦33,377 million as provisions and ￦1,161 million as liabilities under insurance contracts with respect to these lawsuits.

(c)	Contingent assets

The creditors of Samsung Motors Co., Ltd. (currently known as Renault Samsung Motors., Ltd.), including the Group, entered into a written agreement regarding the bankruptcy of Samsung Motors Co., Ltd. on September 1999. The written agreement states that should the disposal price of the 3.5 million contributed

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

44.	Commitments and contingencies (continued)

shares of Samsung Life Insurance to the financial institutions and creditors of Samsung Motors Co., Ltd. as of December 31, 2000 fall below 2.45 trillion won, the Samsung Group affiliates shall be responsible for the deficit and therefore, provide the financial institutions and creditors with contributed capital or purchases of subordinated bonds. The agreement also states that should the Samsung Group affiliates fail to meet these conditions, the affiliates shall be held responsible to pay the interests for the overdue amounts.

Based on the written agreement stated above, the Group and the creditors of Samsung Motors Co., Ltd., filed a lawsuit claiming for the contracted amounts on December 9, 2005 against Chairman Lee Kun-Hee and the Samsung Group affiliates. On January 29, 2015, the Supreme Court ruled in favor of the Group and the creditors of Samsung Motors Co., Ltd.

45.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2013 and 2014 are as follows:

	2013		2014
Cash and due from banks	￦	16,484,168	20,608,513
Due from financial institutions with a maturity over three months from date of acquisition		(4,320,575)	(4,739,947)
Restricted due from banks		(6,142,417)	(10,264,156)

	￦	6,021,176	5,604,410

(b)	Significant non-cash activities for the years ended December 31, 2013 and 2014 are as follows:

	2013		2013
Increase in available-for-sale financial assets from debt-equity swap	￦	159,966	129,215
Transfers from construction-in-progress to property and equipment		134,790	4,054
Transfers between property and equipment and investment property		43,768	26,751
Transfers from property and equipment to assets held for sale		6,278	3,196
Transfers from investment property to assets held for sale		228,762	146,126

(c)	On January 11, 2013, the Group obtained a controlling ownership over Yehanbyoul Savings Bank by acquiring an 100% of the outstanding and voting interests for ￦45,813 million won in consideration. Net cash flow provided by the business combination was ￦385,291 million as the investee had ￦431,104 million of cash and cash equivalents.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of December 31, 2013 and 2014 are as follows:

Related party	Account	2013		2014
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	￦	60,000	50,000
”	Loans and receivables		50,000	200,000
”	Credit card assets		2,049	2,011
”	Allowances		(285)	(624)
”	Deposits		470	1,184
”	Provisions		280	78
UAMCO., Ltd.	Loans and receivables		—	—
”	Credit card assets		49	43
”	Allowances		(1)	(1)
”	Deposits		1,719	28,801
”	Provisions		50	50
Pohang TechnoPark2PFV	Deposits		14,689	14,666
Cardif Life Insurance	Accounts receivable		118	115
”	Credit card assets		103	119
”	Allowances		(1)	(1)
”	Deposits		262	194
”	Provisions		1	1
BNP Paribas Cardif General Insurance	Credit card assets		40	26
”	Allowances		(1)	(1)
”	Deposits		—	7
Korea investment gong-pyeong office real estate investment trust 2nd	Deposits		18,001	32,002
Kukdong Engineering & Construction CO., LTD	Credit card assets		15	17
”	Allowances		(1)	(1)
”	Deposits		—	6,986
Shinhan Corporate Restructuring Fund 5th	Accounts receivable		27	—
”	Allowances for credit losses		(27)	—
Dream High Fund III	Deposits		—	301
Miraeasset 3rd Investment Fund	Deposits		158	1,777
KDB Daewoo Ruby PEF	Deposits		—	2,025
Medici 2nd Investment Fund	Deposits		62	—
KDB Daewoo Securities Platinum PEF	Deposits		652	—
FAMILY FOOD CO., LTD.	Provisions		5	—
SP New Technology Business investment Fund I	Accounts receivable		—	5
Key management personnel and their immediate relatives:	Loans and receivables		4,560	4,642

	Assets	￦	116,645	256,350
	Liabilities		18,348	88,072

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

46.	Related parties (continued)

(b)	Significant transactions with the related parties for the years ended December 31, 2012, 2013 and 2014 are as follows:

Related party	Account	2012		2013	2014
Investments in associates
Aju Capital co., Ltd	Interest income	￦	2,042	2,185	5,638
”	Fees and commission income		230	889	487
”	Net other operating income		11	—	202
”	Reversal of credit losses		—	1	—
”	Interest expense		—	(24)	(1)
”	Fees and commission expense		—	(881)	(1,693)
”	Provision for credit losses		—	(21)	(340)
UAMCO., Ltd	Interest income		311	115	40
”	Fees and commission income		—	5	7
”	Reversal of credit losses		—	—	1
”	Interest expense		—	(1)	(1)
”	Provision for credit losses		52	(1)	—
Pohang TechnoPark2PFV	Net other operating income		286	—	—
”	Interest expense		(17)	(15)	(15)
”	Provision for credit losses		3	—	—
Cardif Life Insurance	Fees and commission income		271	1,193	1,661
”	Provision for credit losses		—	(1)	(1)
Kukdong Engineering & Construction CO., LTD	Interest income		—	—	—
”	Fees and commission income		—	—	15
”	Interest expense		—	—	(40)
”	Fees and commission expense		—	—	(4)
”	Provision for credit losses		—	(1)	(1)
Inhee Co., Ltd.	Interest income		—	1	—
Shinhan K2 Secondary Fund	Fees and commission income		281	464	465
Shinhan 2013-1 Fund	Fees and commission income		—	88	—
BNP Paribas Cardif General Insurance	Fees and commission income		—	4	9
”	Reversal of credit losses		—	1	1
Korea investment gong-pyeong office real estate investment trust 2nd	Interest expense		—	—	(1,274)
FAMILY FOOD CO., LTD.	Other operating income		—	—	5
Dream High Fund III	Interest expense		—	—	(6)
Miraeasset 3rd Investment Fund	Interest expense		(2)	(2)	(1)
Medici 2nd Investment Fund	Interest expense		(5)	—	—
Shinhan 2014-1 Fund	Fees and commission income		—	—	9
SHC-EN Fund	Fees and commission income		—	—	8
SP New Technology Business investment Fund I	Fees and commission income		—	—	5
UNW Securitization Specialty Co., Ltd.	Fees and commission income		268	56	—
UW 3rd Securitization Specialty Co., Ltd.	Fees and commission income		176	93	—
UK Second Asset Securitization Specialty Co., Ltd.	Fees and commission income		142	14	—
Key management personnel and their immediate relatives
Interest income			135	168	170

		￦	4,184	4,330	5,346

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

46.	Related parties (continued)

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013	2014
Short-term employee benefits	￦	23,679	18,980	18,392
Severance benefits		503	322	422
Share-based payment transactions		3,904	6,475	6,541

	￦	28,086	25,777	25,355

(d)	There are no guarantees provided between the related parties as of December 31, 2012, 2013 and 2014.

47.	Information of trust business

(a)	Significant balances with trust business as of December 31, 2013 and 2014 are as follows:

	2013		2014
Borrowings from trust account	￦	2,299,929	2,020,712
Accrued fees on trust accounts		15,206	16,227
Accrued interest expense		665	526

(b)	Transactions with trust business for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013	2014
Trust management fees	￦	40,716	42,347	49,877
Commission income		24	—	—
Interest on borrowings from trust account		44,224	50,050	44,899

48.	Retrospective restatement

Change in accounting policy

The Group reclassified hybrid bonds held for investment purposes by Shinhan Life Insurance, from equity securities to debt securities in accordance with the interpretation by the Korea Accounting Institute in 2014.

Correction of prior period misstatement

The Group retrospectively restated prior period’s comparative financial statements due to effects from incomplete fund transfer within Shinhan Life Insurance’s general and separate accounts. As explained below, incomplete fund transfer caused understatement of reserve for policyholder’s profit dividend by ￦5,372 million as of December 31, 2013.

Effects of restatement

The following tables summarize the effects of the hybrid bond reclassification and the incomplete fund transfer on the Group’s comparative consolidated statements of financial position and its financial

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

48.	Retrospective restatement (continued)

performance as of December 31, 2013 and for the years ended December 31, 2012 and 2013. Although the effects of the change in accounting policy and the prior period misstatement are not considered material to the financial position or results of operations, the Group has restated comparative periods for consistency of presentation.

	December 31, 2013
	As previously reported		Reclassification of hybrid bonds	Incomplete fund transfer	Restated
Available-for-sale financial assets	￦	33,604,301	(7,734)	—	33,596,567
Deferred tax assets		196,780	(370)	—	196,410
Other assets		12,449,193	514	1,300	12,451,007
Derivative liabilities		2,026,534	(7,139)	—	2,019,395
Liabilities under insurance contracts		15,656,455	—	5,372	15,661,827
Accumulated other comprehensive income, net of tax		671,807	1,160	—	672,967
Retained earnings		14,194,163	(1,611)	(4,072)	14,188,480

	2012
	As previously reported		Incomplete fund transfer	Restated
Net interest income	￦	6,979,718	—	6,979,718
Net insurance income		(209,303)	(2,072)	(211,375)
Dividend income		174,325	—	174,325
Net trading income		607,861	—	607,861
Income tax expense		(738,727)	501	(738,226)
Profit for the year		2,491,909	(1,571)	2,490,338
Other comprehensive income		(50,975)	—	(50,975)
Net income attributable to equity holders of Shinhan Financial Group		2,321,890	(1,571)	2,320,319
Total comprehensive income attributable to equity holders of Shinhan Financial Group		2,269,231	(1,571)	2,267,660
Basic and diluted earnings per share in won		4,684	(3)	4,681

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

48.	Retrospective restatement (continued)

	2013
	As previously reported		Reclassification of hybrid bonds	Incomplete fund transfer	Restated
Net interest income	￦	6,602,856	2,028	—	6,604,884
Net insurance income		(379,322)	—	(3,456)	(382,778)
Dividend income		158,016	(2,032)	—	155,984
Net trading income		77,034	(2,122)	—	74,912
Income tax expense		(622,565)	515	836	(621,214)
Profit for the year		2,059,570	(1,611)	(2,620)	2,055,339
Other comprehensive income		(309,900)	1,160	—	(308,740)
Net income attributable to equity holders of Shinhan Financial Group		1,902,808	(1,611)	(2,620)	1,898,577
Total comprehensive income attributable to equity holders of Shinhan Financial Group		1,594,494	(451)	(2,620)	1,591,423
Basic and diluted earnings per share in won		3,819	(3)	(6)	3,810

49.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group is involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization	Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

49.	Interests in unconsolidated structured entities (continued)

Description
The Group does not consolidate a structured financing entity if (i) the Group does not have decision-making authority of these entities (ii) (even so) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The Group does not consolidate an investment fund if (i) the Group does not have the decision-making authority of these funds (ii) (even so) if the Group does not have unilateral ability to remove an operator or a GP from these funds, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such fund.

The size of unconsolidated structured entities as of December 31, 2013 and 2014 are as follows:

	2013		2014
Total assets:
Asset-backed securitization	￦	45,419,633	33,603,260
Structured financing		86,940,716	52,342,495
Investment fund		34,636,571	29,096,759

	￦	166,996,920	115,042,514

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2013 and 2014 are as follows:

	2013
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	165,698	5,156,721	12,361	5,334,780
Trading assets		230,729	—	41,008	271,737
Derivative assets		884	1,075	—	1,959
Available-for-sale financial assets		1,074,673	237,146	1,991,374	3,303,193
Held-to-maturity financial assets		119,945	—	—	119,945
Other assets		580	—	—	580

	￦	1,592,509	5,394,942	2,044,743	9,032,194

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

49.	Interests in unconsolidated structured entities (continued)

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	383,011	4,658,388	613,089	5,654,488
Trading assets		573,919	48,877	10,950	633,746
Derivative assets		42	—	—	42
Available-for-sale financial assets		575,360	253,740	2,085,276	2,914,376
Held-to-maturity financial assets		154,103	—	—	154,103
Other assets		555	—	15,038	15,593

		1,686,900	4,961,005	2,724,353	9,372,348

Liabilities:
Other		1,200	—	658	1,858

	￦	1,200	—	658	1,858

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2013 and 2014 are as follows:

	2013
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	1,592,509	5,394,942	2,044,743	9,032,194
ABS and ABCP commitments		157,000	183,800	18,913	359,713
Loan commitments		1,258,531	783,639	18,449	2,060,619
Guarantees		—	5,410	—	5,410

	￦	3,008,040	6,367,791	2,082,105	11,457,936

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	1,686,991	4,961,049	2,724,352	9,372,392
ABS and ABCP commitments		325,195	167,000	103,702	595,897
Loan commitments		1,631,113	229,540	26,454	1,887,107
Guarantees		—	28,888	—	28,888

	￦	3,643,299	5,386,477	2,854,508	11,884,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

49.	Interests in unconsolidated structured entities (continued)

iii) Losses incurred relating to the Group’s interests in unconsolidated structured entities for the years ended December 31, 2013 and 2014 were as follows:

	2013		2014
Losses on:
Asset-backed securitization	￦	1,801	987
Structured financing		—	—
Investment fund		18,866	42,429

	￦	20,667	43,416

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements

STATEMENTS OF FINANCIAL POSITION

	December 31, 2013		December 31, 2014
Assets
Deposits with banking subsidiary	￦	385	120,790
Receivables from subsidiaries:
Non-banking subsidiaries		1,377,083	1,337,083
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,918,614	13,859,864
Non-banking subsidiaries		11,343,295	11,343,295
Trading asset		520,116	69,338
Property, equipment and intangible assets, net		7,667	7,122
Other assets
Banking subsidiaries		170,545	203,958
Non-banking subsidiaries		124,373	149,473
Other		2,567	3,625

Total assets		27,424,645	27,094,548

Liabilities and equity
Borrowings		7,500	7,500
Debt securities issued		7,098,797	6,451,436
Accrued expenses & other liabilities		343,876	400,493

Total liabilities		7,450,173	6,859,429

Equity		19,974,472	20,235,119

Total liabilities and equity	￦	27,424,645	27,094,548

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME

	2012		2013	2014
Income
Dividends from banking subsidiaries	￦	390,000	451,132	361,524
Dividends from non-banking subsidiaries		410,223	469,043	561,210
Interest income from banking subsidiaries		10,431	2,916	1,201
Interest income from non-banking subsidiaries		57,366	58,948	57,163
Other income		126,605	127,159	80,879

Total income		994,625	1,109,198	1,061,977

Expenses
Interest expense		(341,678)	(310,438)	(271,909)
Other expense		(62,631)	(67,552)	(127,938)

Total expenses		(404,309)	(377,990)	(399,847)

Profit before income tax expense		590,316	731,208	662,130

Income tax expense (benefit)		(1,178)	(430)	(493)

Profit for the year	￦	591,494	731,638	662,623

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(In millions of won)

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2012		2013	2014
Cash flows from operating activities
Profit before income taxes	￦	590,316	731,208	662,130
Non-cash items included in profit before tax		(523,918)	(666,455)	(645,338)
Changes in operating assets and liabilities		1,737,232	(401,830)	447,013
Net interest paid		(246,380)	(241,414)	(213,993)
Dividend received from subsidiaries		800,223	919,805	922,734

Net cash provided by operating activities		2,357,473	341,314	1,172,546

Cash flows from investing activities
Loan origination (collection) to non-banking subsidiaries		(255,000)	22,500	—
Acquisition of subsidiary		(166,094)	(45,813)	—
Other, net		11,327	(448)	(565)

Net cash provided by (used in) investing activities		(409,767)	(23,761)	(565)

Cash flows from financing activities
Repayments of preferred stock		(3,765,124)	—	—
Issuance of preferred stock and other equity instrument		298,861	—	—
Net changes in borrowings		5,000	(2,500)	—
Issuance of debt securities issued		1,296,510	1,596,525	818,238
Repayments of securities issued		(1,140,000)	(1,700,000)	(1,470,000)
Dividend paid		(650,697)	(424,014)	(399,791)

Net cash provided by (used in) financing activities		(3,955,450)	(529,989)	(1,051,553)

Net increase (decrease) in cash and cash equivalents		(2,007,744)	(212,436)	120,428
Cash and cash equivalents at beginning of year		2,220,562	212,818	382

Cash and cash equivalents at end of year	￦	212,818	382	120,810

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 25, 2015 (in English)†

2.1	Form of Common Stock Certificate (in English) † *

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*

4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English) † ***

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English) † ***

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