Form 20-F
period 2015-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2016-04-29
CIK 1263043

As filed with the Securities and Exchange Commission on April 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Seoul 04513, Korea

(Address of principal executive offices)

Yu Sunghun, +822 6360 3071(T), irshy@shinhan.com, +822 6360 3098 (F), 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

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

All references to “Korea” or the “Republic” contained in this annual report are to the Republic of Korea. All references to the “Government” are to the government of the Republic of Korea. References to the “Financial Services Commission” are to the Financial Services Commission of Korea, and references to the “Financial Supervisory Service” are to the Financial Supervisory Service of Korea, the executive body of the Financial Services Commission.

The fiscal year for us and our subsidiaries ends on December 31 of each year. Unless otherwise specified or the context otherwise requires, all references to a particular year are to the year ended December 31 of that year.

The currency of the primary economic environment in which we operate is Korean Won.

In this annual report, unless otherwise indicated, all references to “Won” or “ ~~W~~ ” are to the currency of the Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1,169.3 to US$1.00, which was the noon buying rate in the City of New York on December 31, 2015 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 12, 2016, the Noon Buying Rate was ~~W~~1,144.5 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

ITEM 3.A.	Selected Financial Data

The selected consolidated income statement and balance sheet data set forth below for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements.” Historical results are not necessarily indicative of future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2011		2012		2013		2014		2015		2015(1)
	(In billions of Won and millions of US$, except per common share data)
Interest income	~~W~~	13,781	~~W~~	13,999	~~W~~	12,591	~~W~~	12,061	~~W~~	11,130	$9,518
Interest expense		(6,701)		(7,019)		(5,986)		(5,271)		(4,437)	(3,794)

Net interest income		7,080		6,980		6,605		6,790		6,693	5,724

Fees and commission income		3,557		3,491		3,490		3,561		3,897	3,332
Fees and commission expense		(1,798)		(1,948)		(2,103)		(2,091)		(2,276)	(1,946)

Net fees and commission income		1,759		1,543		1,387		1,469		1,621	1,386

Net insurance loss		(119)		(211)		(383)		(413)		(432)	(370)
Dividend income		209		174		156		176		308	264
Net trading income (loss)		(132)		608		75		262		(344)	(294)
Net foreign currency transaction gain		14		280		296		224		78	67
Net gain (loss) on financial instruments designated at fair value through profit or loss		172		(532)		(122)		(361)		460	393
Net gain on sale of available-for-sale financial assets		846		536		701		681		772	661
Impairment losses on financial assets		(983)		(1,416)		(1,340)		(1,174)		(1,264)	(1,081)
General and administrative expenses		(3,983)		(4,062)		(4,203)		(4,463)		(4,475)	(3,827)
Net other operating expenses		(538)		(724)		(540)		(536)		(444)	(380)

Operating income		4,325		3,176		2,632		2,655		2,973	2,543

Equity method income		58		28		7		31		21	18
Other non-operating income (loss), net		(38)		25		37		182		147	125

Profit before income taxes		4,345		3,229		2,676		2,868		3,141	2,686

	Year Ended December 31,
	2011		2012		2013		2014		2015		2015(1)
	(In billions of Won and millions of US$, except per common share data)

Income tax expense		(957)		(739)		(621)		(668)		(695)	(594)

Profit for the year	~~W~~	3,388	~~W~~	2,490	~~W~~	2,055	~~W~~	2,200	~~W~~	2,446	$2,092

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations	~~W~~	16	~~W~~	(85)	~~W~~	(58)	~~W~~	(13)	~~W~~	(6)	$(6)
Net change in unrealized fair value of available-for-sale financial assets		(461)		13		(269)		136		(266)	(227)
Equity in other comprehensive income of associates		3		4		(5)		6		12	10
Net change in unrealized fair value of cash flow hedges		1		16		6		(16)		3	3
Other comprehensive income (loss) of separate account		—		1		(2)		6		2	2

		(441)		(51)		(328)		119		(255)	(218)

Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability		(115)		—		19		(154)		(82)	(70)

		(115)		—		19		(154)		(82)	(70)

Total other comprehensive loss, net of income tax		(556)		(51)		(309)		(36)		(337)	(288)

Total comprehensive income for the year	~~W~~	2,832	~~W~~	2,439	~~W~~	1,746	~~W~~	2,164	~~W~~	2,109	$1,804

Net income attributable to:
Equity holders of the Group	~~W~~	3,215	~~W~~	2,320	~~W~~	1,898	~~W~~	2,081	~~W~~	2,367	$2,024
Non-controlling interest		173		170		157		119		79	68

Total comprehensive income attributable to:
Equity holders of the Group		2,660		2,267		1,591		2,046		2,034	1,740
Non-controlling interest		172		172		155		118		75	64

Earnings per share:
Basic earnings per share in Won and US$(2)		6,195		4,681		3,810		4,195		4,789	4.10
Dilutive earnings per share in Won and US$(3)		6,065		4,681		3,810		4,195		4,789	4.10

Notes:

(1)	Won amounts are expressed in U.S. Dollar at the rate of ~~W~~1,169.3 to US$1.00, the Noon Buying Rate in effect on December 31, 2015 for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.
(2)	Basic earnings per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.

(3)	Dilutive earnings per share are calculated in a manner consistent with basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common shares were converted into or exercised for common shares. Common shares issuable upon conversion of redeemable convertible preferred shares are potentially dilutive.

Consolidated Balance Sheet Data

	2011		2012		2013		2014		2015		2015(1)
	(In billions of Won and millions of US$, except per common share data)
Assets
Cash and due from banks	~~W~~	14,731	~~W~~	13,507	~~W~~	16,473	~~W~~	20,585	~~W~~	22,024	$18,836
Trading assets		11,954		16,654		18,033		24,362		22,638	19,361
Financial assets designated at fair value through profit or loss		1,801		2,542		3,361		2,737		3,244	2,774
Derivative assets		2,319		2,171		1,717		1,568		1,995	1,706
Loans, net		192,573		200,289		205,723		221,618		246,441	210,760
Available-for-sale financial assets		34,106		36,284		33,597		31,418		33,966	29,048
Held-to-maturity financial assets		11,895		11,660		11,031		13,373		16,192	13,848
Property and equipment, net		2,994		3,108		3,214		3,147		3,039	2,599
Intangible assets, net		4,203		4,195		4,226		4,153		4,275	3,656
Investments in associates		249		299		329		342		393	336
Current tax receivable		9		14		6		11		10	8
Deferred tax assets		29		100		196		228		164	140
Investment properties, net		275		779		690		268		209	178
Other assets, net		10,888		13,283		12,451		14,203		15,946	13,637
Assets held for sale		16		54		243		9		4	3

Total assets	~~W~~	288,042	~~W~~	304,939	~~W~~	311,290	~~W~~	338,022	~~W~~	370,540	$316,890

Liabilities
Deposits	~~W~~	163,016	~~W~~	173,296	~~W~~	178,810	~~W~~	193,710	~~W~~	217,676	$186,160
Trading liabilities		704		1,371		1,258		2,689		2,136	1,826
Financial liabilities designated at fair value through profit or loss		3,298		4,822		5,909		8,996		8,916	7,625
Derivative liabilities		1,972		1,904		2,019		1,718		2,599	2,223
Borrowings		20,033		19,537		20,143		22,974		21,734	18,587
Debt securities issued		39,737		38,838		37,491		37,335		41,221	35,253
Liability for defined benefit obligations		275		222		118		309		226	193
Provisions		870		748		750		694		699	598
Current tax payable		568		254		239		257		142	121
Deferred tax liabilities		—		42		15		10		11	10
Liabilities under insurance contracts		10,867		13,420		15,662		17,776		20,058	17,154
Other liabilities		19,843		21,574		19,021		21,040		23,312	19,936

Total liabilities	~~W~~	261,183	~~W~~	276,028	~~W~~	281,435	~~W~~	307,507	~~W~~	338,730	$289,686

	2011		2012		2013		2014		2015		2015(1)
	(In billions of Won and millions of US$, except per common share data)
Equity
Capital stock	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	$2,262
Hybrid bond		239		537		537		537		737	630
Capital surplus		9,887		9,887		9,887		9,887		9,887	8,456
Capital adjustments		(393)		(393)		(393)		(393)		(424)	(362)
Accumulated other comprehensive income		1,189		980		673		638		305	261
Retained earnings		10,830		12,714		14,189		15,869		17,690	15,127

Total equity attributable to equity holders of the Group		24,397		26,370		27,538		29,184		30,840	26,374
Non-controlling interest		2,462		2,541		2,317		1,331		970	830

Total equity	~~W~~	26,859	~~W~~	28,911	~~W~~	29,855	~~W~~	30,515	~~W~~	31,810	$27,204

Total liabilities and equity	~~W~~	288,042	~~W~~	304,939	~~W~~	311,290	~~W~~	338,022	~~W~~	370,540	$316,890

Note:

(1)	Won amounts are expressed in U.S. Dollar at the rate of ~~W~~1,169.3 to US$1.00, the Noon Buying Rate in effect on December 31, 2015 for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

Dividends

	Year Ended December 31,
	2011		2012		2013		2014		2015
	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	~~W~~	750	~~W~~	700	~~W~~	650	~~W~~	950	~~W~~	1,200
In U.S. Dollars(1)		$0.65		$0.66		$0.62		$0.87		$1.03
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	4,996	~~W~~	5,580	~~W~~	5,580	~~W~~	5,580	~~W~~	5,580
In U.S. Dollars(1)		$4.31		$5.25		$5.29		$5.12		$4.77

Note:

(1)	Won amounts for 2011, 2012, 2013, 2014 and 2015 are expressed in U.S. Dollar at the rate of ~~W~~1,158.5, ~~W~~1,063.2, ~~W~~1,055.3, ~~W~~1,090.9, and ~~W~~1,169.3 respectively, to US$1.00, the Noon Buying Rate in effect on December 31, 2011, 2012, 2013, 2014 and 2015, respectively, for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

Selected Statistical Information

Profitability Ratios and Other Data

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	1.09%	0.82%	0.66%	0.68%	0.62%
Average total Group stockholders’ equity(1)	10.89	8.83	7.03	7.25	7.08
Dividend payout ratio(2)	20.39	16.77	19.47	24.66	30.25
Net interest spread(3)	2.34	2.11	1.95	1.93	1.78
Net interest margin(4)	2.80	2.57	2.36	2.31	2.08
Efficiency ratio(5)	82.53	85.98	88.25	87.31	88.15
Cost-to-income ratio(6)	44.79	47.45	52.41	55.32	52.74
Cost-to-average assets ratio(1)(7)	7.23	6.54	6.48	6.09	6.56
Equity to average asset ratio(1)(8)	9.97	9.31	9.43	9.36	8.72

Notes:

(1)	Average total assets, liabilities and stockholder’s equity are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Represents the ratio of total dividends declared on common and preferred stock and hybrid bonds as a percentage of net income attributable to the Group.
(3)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income. Efficiency ratio is used as a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2011		2012		2013		2014		2015
	(In billions of Won, except percentages)
Non-interest expense (A)	~~W~~	20,505	~~W~~	19,802	~~W~~	20,100	~~W~~	19,733	~~W~~	23,368

Divided by
The sum of net interest income and non-interest income (B)		24,845		23,031		22,776		22,601		26,509
Net interest income		7,080		6,980		6,605		6,790		6,693
Non-interest income		17,765		16,051		16,171		15,811		19,816
Efficiency ratio ((A) as a percentage of (B))		82.53%		85.98%		88.25%		87.31%		88.15%

(6)	Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(7)	Represents the ratio of non-interest expense to average total assets.

(8)	Represents the ratio of average stockholders’ equity to average total assets.

Asset Quality Ratios

	As of December 31,
	2011		2012		2013		2014		2015
	(In billions of Won, except percentages)
Total gross loans	~~W~~	195,055	~~W~~	202,916	~~W~~	207,987	~~W~~	223,879	~~W~~	248,429
Total allowance for loan losses	~~W~~	2,577	~~W~~	2,800	~~W~~	2,476	~~W~~	2,501	~~W~~	2,318
Allowance for loan losses as a percentage of total loans		1.32%		1.38%		1.19%		1.12%		0.93%
Impaired loans(1)	~~W~~	2,457	~~W~~	2,658	~~W~~	2,386	~~W~~	2,127	~~W~~	1,902
Impaired loans as a percentage of total loans		1.26%		1.31%		1.15%		0.95%		0.77%
Allowance as a percentage of impaired loans		104.88%		105.34%		103.77%		117.58%		121.87%
Total non-performing loans(2)	~~W~~	1,416	~~W~~	1,695	~~W~~	1,197	~~W~~	1,286	~~W~~	1,333
Non-performing loans as a percentage of total loans		0.73%		0.84%		0.58%		0.57%		0.54%
Allowance as a percentage of total assets		0.89%		0.92%		0.80%		0.74%		0.63%

Notes:

(1)	Impaired loans include (i) loans for which the borrower has defaulted under Basel standards applicable during the relevant period and (ii) loans that qualify as “troubled debt restructurings” applicable during the relevant period.
(2)	Non-performing loans are defined as loans, whether corporate or retail, that are past due more than 90 days.

Capital Ratios

	As of December 31,
	2011	2012	2013	2014	2015
	(Percentages)
Group BIS ratio(1)	11.41%	12.46%	13.43%	13.05%	13.39%
Total capital adequacy ratio of Shinhan Bank	15.26	15.83	16.29	15.43	14.75
Adjusted equity capital ratio of Shinhan Card(2)	25.81	27.43	30.41	29.69	28.88
Solvency ratio for Shinhan Life Insurance(3)	324.02	287.70	253.06	230.69	204.19

Notes:

(1)	Under the guidelines of the Financial Services Commission applicable to financial holding companies, the minimum requisite capital ratio applicable to us is the Bank for International Settlement (“BIS”) ratio of 8%. This computation is based on our consolidated financial statements in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”
(2)	Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Services Commission for credit card companies. Under these guidelines, a credit card company is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on the consolidated financial statements of the credit card company prepared in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Credit Card Companies — Capital Adequacy.”
(3)	Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the guidelines issued by the Financial Services Commission for life insurance companies. Under these guidelines, Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Insurance Companies — Capital Adequacy.”

The Financial Services Commission regulations require that capital ratios be computed based on our consolidated financial statements under IFRS and regulatory guidelines. The following table sets forth our capital ratios computed on the basis of our consolidated financial statements under IFRS and the regulatory guidelines of the Financial Services Commission.

	As of December 31,
	2013		2014		2015
	(In millions of Won, except percentages)
Risk-weighted assets	~~W~~	190,716,648	~~W~~	198,832,860	~~W~~	203,274,542
Total risk-adjusted capital	~~W~~	25,605,827	~~W~~	25,937,968	~~W~~	27,216,448
Tier I capital	~~W~~	21,538,399	~~W~~	22,174,353	~~W~~	23,194,191
Tier I common equity capital	~~W~~	19,119,612	~~W~~	20,678,971	~~W~~	21,882,816
Capital adequacy ratio (%)		13.43%		13.05%		13.39%
Tier I capital adequacy ratio (%)		11.29%		11.15%		11.41%
Common equity capital adequacy ratio (%)		10.03%		10.40%		10.77%

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2011	1,158.5	1,105.2	1,197.5	1,049.2
2012	1,063.2	1,119.6	1,185.0	1,063.2
2013	1,055.3	1,094.6	1,161.3	1,050.1
2014	1,090.9	1,054.0	1,117.7	1,008.9
2015	1,169.3	1,133.7	1,196.4	1,063.0
October	1,140.5	1,143.2	1,180.0	1,120.9
November	1,149.4	1,153.5	1,172.7	1,136.5
December	1,169.3	1,169.9	1,188.0	1,140.7
2016 (through April 12)	1,144.5	1,182.9	1,242.6	1,138.9
January	1,210.0	1,203.3	1,217.0	1,190.4
February	1,238.1	1,216.2	1,242.6	1,186.1
March	1,229.6	1,181.6	1,229.6	1,138.9
April (through April 12)	1,144.5	1,150.5	1,158.4	1,142.0

Source: Federal Reserve Board

Note:

(1)	The average rate for annual and interim periods were calculated by taking the simple average of the Noon Buying Rates on the last day of each month during the relevant period. The average rates for the monthly periods (or portion thereof) were calculated by taking the simple average of the daily Noon Buying Rates during the relevant month (or portion thereof).

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. Dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. Dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. Dollars are based on the Noon Buying Rate in effect on December 31, 2015, which was ~~W~~1,169.3 to US$1.00. On April 12, 2016, the Noon Buying Rate in effect was ~~W~~1,144.5 to US$1.00.

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy. In light of the ongoing general uncertainty about economic and political conditions in Europe, signs of cooling economy for China and the continuing geopolitical and social instability in various parts of the Middle East, including Iraq, Syria and Yemen, as well as in the former republics of the Soviet Union, including Russia and Ukraine, among others, significant uncertainty remains as to the global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy. In addition, as the Korean economy matures, it is increasingly exposed to the risk of a “scissor effect,” namely being pursued by competitors in less advanced economies while not having fully caught up with competitors in advanced economies, which risk is amplified by the fact that Korean economy is heavily dependent on exports. The Korean economy also continues to face other difficulties, including sluggishness in domestic consumption and investment, volatility in the real estate market, rising household debt, potential declines in productivity due to aging demographics and low birth rates, and a rise in youth unemployment. Any future deterioration of the global and Korean economies could adversely affect our business, financial condition and results of operations.

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowances for loan losses and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. For example, in 2011 and 2012, the continuing slump in the real estate market and the shipbuilding industry led to increased delinquency among our corporate borrowers in the construction, real estate leasing, shipbuilding and shipping industries, and in certain cases, even insolvency, workouts, recovery proceedings and/or voluntary arrangements with creditors, as was the case for the current and former member companies of the STX Group, Keangnam Enterprises Co., Ltd., Dongbu Steel Co., Ltd., and Sambu Construction Co., Ltd. During the same period, the sustained slump in the real estate market also led to increased delinquency among our retail borrowers, and in particular, borrowers with collective loans for pre-sale of newly constructed apartment units.

Accordingly, Shinhan Bank’s delinquency ratio (based on delinquency of one or more month and net of charge-offs and loan sales) increased from 0.48% as of December 31, 2010 to 0.60% as of December 31, 2011

and 0.61% as of December 31, 2012. However, primarily due to a modest rebound in the housing market recently and Shinhan Bank’s active efforts to reduce its exposure to such troubled industries and other at-risk borrowers through preemptive risk management policies and increased lending to borrowers with high-quality credit profiles as part of Shinhan Bank’s strategic initiative to improve its asset quality, Shinhan Bank’s delinquency ratio decreased to 0.39% as of December 31, 2013 and further to 0.31% as of December 31, 2014, and remained stable at 0.33% as of December 31, 2015. There is no assurance, however, that Shinhan Bank will not experience further loan losses from borrowers in the troubled industries since the quality of loans to such borrowers may further deteriorate due to the continued slump in these industries or for other reasons. As for Shinhan Card, its delinquency ratio under the Financial Services Commission guidelines increased from 2.01% as of December 31, 2010 to 2.27% as of December 31, 2011, and further to 2.64% as of December 31, 2012 largely as a result of an increase in its assets, before stabilizing and decreasing to 2.15%, 2.18% and 1.69% as of December 31, 2013, 2014 and 2015, respectively, largely as a result of its enhanced preemptive risk management and controlled asset growth as well as the sale of large non-performing loans to improve its asset quality.

Moreover, as was the case during the global financial crisis of 2008-2009, depending on the nature of the difficulties in the financial markets and general economy, we may be forced to scale back certain of our core lending activities and other operations and/or borrow money at a higher funding cost or face a tightening in the net interest spread, any of which may have a negative impact on our earnings and profitability. Furthermore, while we and our principal subsidiaries currently maintain a capital adequacy ratio at a level higher than the required regulatory minimum, there is no guarantee that an even higher capital requirement will not be imposed by the Government in case of a renewed economic crisis.

In addition, given the highly integrated nature of financial systems and economic relationships worldwide, there may be other unanticipated systemic or other risks that may not be presently predictable. Any of these risks, if materialized, may have a material adverse effect on our business, liquidity, financial condition and results of operations.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Association of Agriculture and Fisheries, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2015, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 40 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to “small office, home office” (“SOHO”) with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means, although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. In addition, the Government regulations adopted in 2012 mandating lower merchant fees chargeable to small- and medium-sized enterprises (which are subject to revision every three years) and the Government guidelines issued in 2013 suggesting lower standard interest rates for cash advances and card loans have reduced, and are likely to continue to limit, the revenues of credit card companies, including Shinhan Card. Most recently, in November 2015, the Government announced a further reduction in the merchant fees chargeable to small- and medium-sized enterprises with effect from January 31, 2016, and this is expected to place downward pressure on Shinhan Card’s results of operations for 2016 and beyond. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Hanmi Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005, Chohung Bank’s merger with Shinhan Bank in 2006, and Hana Financial Group’s acquisition of Korea Exchange Bank in 2012 and the resulting merger of Hana Bank and Korea Exchange Bank in September 2015. Moreover, in 2014, pursuant to the implementation of the Government’s privatization plan with respect to Woori Finance Holdings (now merged into Woori Bank) and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In 2015, the Government decided to sell a 30% to 40% interest in Woori Bank to multiple investors in separate blocks ranging from 4% to 10% each. Although such attempts have stalled, most recently in January 2016 when discussions with three Saudi Arabian sovereign funds broke off, the Government is expected to continue efforts to sell minority stakes of Woori Bank. In addition, in October 2014, the Government’s ownership interest in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group (now BNK Financial Group), respectively. In the securities brokerage sector, Mirae Asset agreed in January 2016 to acquire KDB Daewoo Securities, which, if successfully consummated, will create the largest brokerage company in Korea by assets. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. From early 2009, financial investment companies with a dealing license and/or brokerage license are allowed to provide secondary services in connection with securities investments such as settlement and remittance services relating to customer deposits. In addition, in the second half of 2015, the Financial Services Commission began to take steps to adopt the “account switch service,” which allows customers to manage or switch their automatic payment transfer accounts in a more convenient way. For example, the Financial Services Commission introduced the integrated automatic payment transfer management system, which enables customers to change the bank account through which automatic payment transfers are made by following simple steps online or visiting a bank branch, with the banks being responsible for implementing the change should the customer decide to switch banks. Prior to the introduction of the account switch service, customers had the onus of making arrangements with each of the involved banks as well as the payment recipient to make the change. Under the new system, it is expected that customers will find it easier to switch from one bank to another. Currently, the service only applies to limited types of payment transfers, but the Financial Services Commission plans to expand the service with respect to all types of payment transfers by June 2016. Furthermore, effective March 2016, the Financial Services Commission introduced the individual savings account (“ISA”) system, as part of its efforts to lower the regulatory barrier between the banking and securities sectors. The ISA is an integrated account that enables account holders to manage a number of different financial products, including cash deposits, funds and securities investment accounts, from a single account, the income from which will be eligible for tax benefits. Since this new system does not allow an individual to hold multiple ISA accounts, competition among banks and securities firms to retain existing customers and attract new customers is expected to intensify. As a result, Shinhan Bank may face difficulties in increasing or retaining its deposits, which in turn may result in an increase in its cost of funding and a decrease in its settlement and remittance service fee revenue. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. Also, widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to competitive threat to the existing credit card service providers, including our credit card subsidiary. In addition, the Government recently announced its plans to allow Internet-only banks to operate in Korea. As of the date hereof, two business consortiums, Kakao consortium and KT consortium, have been granted preliminary permission by the Government to operate Internet-only banks. These consortiums are expected to apply for final permission during the second half of 2016 and commence operations within six months of the final permission being granted by the Government. Internet-only banks may have advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, whose minimum requirements were phased in sequentially from December 1, 2013 through full implementation by January 1, 2015, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission is currently implementing the Basel III requirements relating to liquidity coverage ratio and capital conservation buffer, each of which will be fully phased in by January 1, 2019. Furthermore, the Financial Services Commission announced that it would implement the Basel III requirements relating to countercyclical capital buffer, which was initially set at 0% on March 30, 2016 but may be subject to change upon quarterly review by the Financial Services Commission. However, there is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

If, despite our efforts to adapt to the changing macroeconomic environment and comply with new regulations, we are unable to compete effectively in the changing business and regulatory environment, our profit margin and market share may erode and our future growth opportunities may become limited, which could adversely affect our business, financial condition and results of operations.

We and our subsidiaries need to maintain our capital ratios above minimum required levels, and the failure to so maintain could result in the suspension of some or all of our operations.

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, effective January 1, 2015, we and our banking subsidiaries in Korea are required to maintain a minimum common equity Tier I capital adequacy ratio of 4.5%, a Tier I capital adequacy ratio of 6.0% and a total capital

(BIS) ratio of 8.0%. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. In addition, our subsidiaries Shinhan Card, Shinhan Life Insurance and Shinhan Investment are required to maintain a consolidated adjusted equity capital ratio of 8.0%, a solvency ratio of 100% and a net equity ratio of 100%, respectively.

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

In December 2010, the Basel Committee issued final rules in respect of (i) a global regulatory framework for more resilient banks and banking systems and (ii) an international framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as “Basel III.” Under Basel III, Tier I capital is defined to include common equity Tier I and additional Tier I capital. Common equity Tier I capital is a new category of capital primarily consisting of common stock, capital surplus, retained earnings and other comprehensive income (progressively phased into the capital ratio calculation over several years). The new minimum capital requirements, including the minimum common equity Tier I requirement of 4.5% and additional mandatory capital conservation buffer requirement of 2.5%, are currently being implemented in phases until January 1, 2019. Additional discretionary countercyclical capital buffer requirements are also expected to be phased in, which will range at the discretion of national regulators between 0% and 2.5% of risk-weighted assets. Basel III also introduces a minimum leverage ratio requirement. In January 2016, the Group of Central Bank Governors and Heads of Supervision, the oversight body of the Basel Committee, (i) endorsed a new market risk framework that will take effect from 2019 by revising the standards on minimum capital requirements for market risk, (ii) agreed to complete its work to address the problem of excessive variability in risk-weighted assets by the end of 2016, and (iii) agreed on the use of a Tier I definition of capital for the calculation of the leverage ratio and the minimum leverage ratio level of 3%. The final calibration of the leverage ratio and any further adjustments to its definition are currently expected to be completed within 2016, and full compliance therewith is expected to be required beginning January 1, 2018.

In order to implement the capital requirements under Basel III in Korea, the Regulation on the Supervision of the Banking Business was amended, effective December 1, 2013. Under the amended Regulation on the Supervision of the Banking Business, effective from January 1, 2015, commercial banks in Korea are required to maintain a minimum common equity Tier I ratio of 4.5%, a minimum Tier I capital ratio of 6.0% and a minimum total capital (BIS) ratio of 8.0%. The Regulation on the Supervision of the Banking Business was further amended on December 26, 2014, to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019. Capital conservation buffer requirements are also being phased in from January 1, 2016 in increments of 0.625% annually, to the effect that commercial banks in Korea will be required to maintain a capital conservation buffer of 2.5% as of January 1, 2019. If a commercial bank fails to maintain such capital conservation buffer requirements, such bank will be subject to certain restrictions relating to its use of income, such as distributing dividends and purchasing treasury stock. The Financial Services Commission also announced that it would implement the Basel III requirements relating to countercyclical capital buffer, which was initially set at 0% on March 30, 2016 but may be subject to change upon quarterly review by the Financial Services Commission. Most recently, in December 2015, the Financial Services Commission designated us, Hana Financial Group, KB Financial Group and NongHyup Financial Group as domestic systemically important bank holding companies and Woori Bank as a domestic systemically important bank and introduced more stringent capital requirements for these financial institutions. According to these new regulations, such financial institutions are required to maintain an additional capital buffer of 0.25% starting on January 1, 2016, with such buffer to increase by 0.25% annually to 1.00% by January 1, 2019.

We and our banking subsidiaries are currently, and have been, in full compliance with Basel III requirements as implemented in Korea since its introduction in December 2013. However, there is no assurance that we will continue to be able to be in compliance with Basel III requirements. New requirements under Basel III may require an increase in the credit risk capital requirements in the future, which may require us or our subsidiaries to either improve asset quality or raise additional capital. In addition, if the capital adequacy ratios of us or our subsidiaries were to fall below the required levels, the Financial Services Commission might impose penalties ranging from a warning to suspension or revocation of our or our subsidiaries’ business licenses. In order to maintain the capital adequacy ratios above the required levels, we or our subsidiaries may be required to raise additional capital through equity financing, but there is no assurance that we or our subsidiaries will be able to do so on commercially favorable terms or at all and, even if successful, any such capital raising may have a dilutive effect on our shareholders with respect to their interest in us or on us with respect to our interest in our subsidiaries.

Liquidity, funding management and credit ratings are critical to our ongoing performance.

Liquidity is essential to our business as a financial intermediary, and we may seek additional funding in the near future to satisfy liquidity needs, meet regulatory requirements, enhance our capital levels or fund the growth of our operations as opportunities arise.

For example, Basel III includes an international framework for liquidity risk measurement, standards and monitoring, as noted above, including a new minimum liquidity standard, known as the liquidity coverage ratio (“LCR”), which is designed to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and speedily converted into cash in the private marketplace to survive a significant stress scenario lasting 30 calendar days. The LCR is computed as (a) the value of a banking organization’s HQLA, divided by (b) its total expected net cash outflows over the next 30 calendar days under stress scenarios. The minimum LCR is 100%. In January 2013, the Basel Committee released a revised formulation of the LCR, one of two quantitative liquidity measures approved in December 2010 as part of Basel III. The Basel Committee extended the timetable for full phase-in of the LCR to the effect that the minimum LCR was set at 60% as of January 1, 2015 and thereafter rises in annual increments of 10% so that the minimum LCR will be 100% as of January 1, 2019. In December 2014, the Financial Services Commission promulgated regulations to implement the liquidity requirements of Basel III, including raising the minimum LCR to 80% as of January 1, 2015 and thereafter by annual increments of 5% so that the minimum LCR for commercial banks in Korea will be 100% as of January 1, 2019.

A substantial part of the liquidity and funding requirements for our banking subsidiaries is met through short-term customer deposits, which typically roll over upon maturity. While the volume of our customer deposits has generally been stable over time, customer deposits have from time to time declined substantially due to the popularity of other, higher-yielding investment opportunities, namely stocks and mutual funds, for example, during times of bullish stock markets. During such times, our banking subsidiaries were required to obtain alternative funding at higher costs. There is no assurance that a similar development will not occur in the future. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. In addition, even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

We and our subsidiaries also raise funds in capital markets and borrow from other financial institutions, the cost of which depends on market rates and the general availability of credit and the terms of which may limit our ability to pay dividends, make acquisitions or subject us to other restrictive covenants. While we and our subsidiaries are not currently facing liquidity difficulties in any material respect, if we or our subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for whatever reason, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively.

Credit ratings affect the cost and other terms upon which we and our subsidiaries are able to obtain funding. Domestic and international rating agencies regularly evaluate us and our subsidiaries, and their ratings of our and our subsidiaries’ long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry and the Korean economy in general. There can be no assurance that the rating agencies will maintain our current ratings or outlooks. There is no assurance that Shinhan Bank, Shinhan Card, any of our other major subsidiaries or our holding company will not experience a downgrade in their respective credit ratings and outlooks for reasons related to the general Korean economy or reasons specific to such entity. Any downgrade in the credit ratings and outlooks of us and our subsidiaries will likely increase our cost of funding, limit our access to capital markets and other borrowings, or require us to provide additional credit enhancement in financial transactions, any of which could adversely affect our liquidity, net interest margins and profitability, and in turn, our business, financial condition and results of operations.

Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.

The most significant market risks we face are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realized between lending and borrowing costs. Changes in foreign currency exchange rates, particularly in the Korean Won to U.S. Dollar exchange rates, affect the value of our assets and liabilities denominated in foreign currencies, the reported earnings of our non-Korean subsidiaries and income from foreign exchange dealings, and substantial and rapid fluctuations in exchange rates may cause difficulty in obtaining foreign currency-denominated financing in the international financial markets on commercial terms acceptable to us or at all. The performance of financial markets may affect bond and equity prices and, therefore, cause changes in the value of our investment and trading portfolios. While we have implemented risk management systems to mitigate and control these and other market risks to which we are exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our business, financial condition and results of operations.

Of particular importance is the change in the base and market interest rates. Since 2009, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015 and further reduced such rate to the historic low of 1.50% in June 2015, which has since remained unchanged. Interest rate movements, in terms of magnitude and timing as well as their relative impacts on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) increase at a slower pace or by a thinner margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average term of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, a decrease in the base interest rates tends to decrease our net interest margin while an increase in the base interest rates tends to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our financial condition and results of operations, could suffer significantly.

We cannot assure you when and to what extent the Government will in the future adjust the base interest rate, to which the market interest rate correlates. A decision to adjust the base interest rate is subject to many policy considerations as well as market factors, including the general economic cycle, inflationary levels, interest rates in other economies and foreign currency exchange rates, among others. In general, a decrease in interest rates adversely affects our interest income due to the different maturity structure for our assets and liabilities as discussed above. In contrast, if there were to be a significant or sustained increase in interest rates, all else being equal, such movement would lead to a decline in the value of traded debt securities and could also raise our funding costs, while reducing loan demand, especially among retail customers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches in our asset liability management and to maintain our profitability. In addition, rising interest rates may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to deterioration of asset quality for our credit portfolio. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rates will increase the funding costs of our borrowers and may adversely affect their ability to make payments on their outstanding loans.

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

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Our loans (before allowance for loan losses and deferred loan origination costs and fees) to such enterprises amounted to ~~W~~55,062 billion as of December 31, 2013, ~~W~~59,889 billion as of December 31, 2014 and ~~W~~67,336 billion as of December 31, 2015, representing 26.5%, 26.8% and 27.1%, respectively, of our total loan portfolio as of such dates.

Compared to loans to large corporations, which tend to be better capitalized and better able to weather business downturns, or loans to individuals and households, which tend to be secured with homes and with respect to which the borrowers are therefore less willing to default, loans to small- and medium-sized enterprises have historically had a relatively higher delinquency ratio. Many small- and medium-sized enterprises represent sole proprietorships or small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected to a greater extent than large corporate borrowers by fluctuations in the Korean and global economy. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for banks to judge the level of risk inherent in lending to these enterprises, as compared to large corporations. In addition, many small- and medium-sized enterprises are dependent on business relationships with large corporations in Korea, primarily as suppliers. Any difficulties encountered by those large corporations would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans. As large Korean corporations continue to expand into China, Southeast Asia and other countries with lower labor costs and other expenses through relocating their production plants and facilities to such countries, such development may have a material adverse impact on such small- and medium-sized enterprises.

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through conservative lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2013, 2014 and 2015, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~320 billion, ~~W~~322 billion and ~~W~~308 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.55%, 0.53%, and 0.46% respectively. If the ongoing difficulties in the Korean or global economy were to continue or aggravate, the delinquency ratio for our loans to small- and medium-sized enterprises may rise.

Of particular concern is our significant exposure to enterprises in the real estate and leasing and construction industries. As of December 31, 2015, Shinhan Bank had outstanding loans (before allowance for loan losses and deferred loan origination costs and fees) to enterprises in the real estate and leasing and construction industries (many of which are small- and medium-sized enterprises) of ~~W~~19,061 billion and ~~W~~2,797 billion, respectively, representing 9.0% and 1.3%, respectively, of its total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which have yet to stage a meaningful turnaround, and those in the petrochemical industries, which have recently been facing challenges due to declining fuel prices.

The enterprises in the real estate development and construction industries in Korea, which are heavily concentrated in the housing market, continue to experience difficulties despite the Government’s policy measures designed to stimulate the real estate market and a moderate recovery in demand in the housing market, due to ongoing economic sluggishness in Korea and globally and the demographic changes in the Korean population. We also have limited exposure to real estate project financing, particularly by construction companies that have built residential units in provinces outside the metropolitan Seoul area, which have experienced a relatively low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a key source for liquidity and cash flow.

Any of the foregoing developments may result in deterioration in the asset quality of our banking subsidiaries. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit Exposures to Companies in Workout and Recovery Proceedings.” We have been taking active steps to curtail delinquency among our small- and medium-sized enterprise customers, including by way of strengthening loan application review processes and closely monitoring borrowers in troubled sectors. Despite such efforts, there is no assurance that the delinquency ratio for our loans to small- and medium-sized enterprises will not rise in the future, especially if the Korean economy were to face renewed difficulties and, as a result, the liquidity and cash flow of these borrowers deteriorate. A significant rise in the delinquency ratios among these borrowers would lead to increased charge-offs and higher provisioning and reduced interest and fee income, which would have a material adverse effect on our business, financial condition and results of operations.

A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2015, the secured portion of Shinhan Bank’s loans (before allowance for loan losses and deferred loan origination costs and fees) amounted to ~~W~~98,645 billion, or 49.1% of its total loans. There is no assurance that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 40% to 70% of the appraised value of the collateral and to periodically re-appraise such collateral. However, if the real estate market in Korea experiences a downturn, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take 10 to 14 months from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. There can be no assurance that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated largely in the construction of residential complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. As of December 31, 2015, the total outstanding amount of Shinhan Bank’s real estate project financing-related exposure was approximately ~~W~~1.6 trillion, which represents a significant decrease over the years as Shinhan Bank has actively reduced new exposures in this area in light of the sustained downturn in the Korean real estate market. However, if defaults were to significantly increase under our existing loans to real estate development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, this may have an adverse effect on our business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of Shinhan Bank’s 10 largest corporate exposures as of December 31, 2015, three were companies that are or were members of the main debtor groups as identified by the Governor of the Financial Supervisory Service, which are largely comprised of chaebols. As of such date, the total amount of Shinhan Bank’s exposures to the main debtor groups was ~~W~~21,359 billion, or 15.1%, of its total exposures. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group amounted to ~~W~~4,166 billion, or 2.9%, of its total exposures. Largely due to the continued stagnation in the shipbuilding and construction industries, in 2013, current and former member companies of the STX Group, one of the leading conglomerates in Korea, entered into voluntary arrangements with their creditors (including Shinhan Bank) to improve their credit situation, and Keangnam Enterprises Co., Ltd., a large construction company in Korea, entered into workout proceedings in the same year and subsequently filed for recovery proceedings in March 2015. Dongbu Steel Co., Ltd. and Sambu Construction Co., Ltd. also experienced significant hardship and entered into workout or recovery proceedings in 2015. Additionally, in October 2015, creditors of Daewoo Shipbuilding & Marine Engineering Co., led by Korea Development Bank, announced a restructuring plan that includes additional cash injection and extensive streamlining measures. Partly as a result of its active past efforts to reduce exposure to the shipbuilding and construction sectors, Shinhan Bank currently has limited exposure to the aforementioned troubled companies. However, if the credit quality of Shinhan Bank’s exposure to large corporations, including those in the main debtor groups, declines, Shinhan Bank may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect its financial condition, results of operations and capital adequacy. Shinhan Bank cannot assure you that the allowances it has established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

A limited number of the main debtor groups to which Shinhan Bank has credit exposure are subject to restructuring programs or are otherwise making significant efforts to improve their financial conditions, such as by obtaining intragroup loans and entering into agreements to further improve their capital structures. There is no assurance that there will not be future restructuring with Shinhan Bank’s major corporate customers or that such restructuring will not result in significant losses to Shinhan Bank with less than full recovery. In addition, if the Government decides to pursue an aggressive restructuring policy with respect to distressed companies, Korean commercial banks, including Shinhan Bank, may face a temporary rise in delinquencies and an intensified pressure for additional provisioning. Furthermore, bankruptcies or financial difficulties of large corporations, including chaebol groups, may have the adverse ripple effect of triggering delinquencies and impairment of Shinhan Bank’s loans to small- and medium-sized enterprises that supply parts or labor to such corporations. If Shinhan Bank experiences future losses from its exposure to large corporations, including chaebol groups, it may have a material adverse impact on Shinhan Bank’s business, financial condition and results of operations. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to Main Debtor Groups.”

The asset quality of our retail loan portfolio may deteriorate.

In recent years, consumer debt, including lending to households and small unincorporated businesses, has continued to increase in Korea. Shinhan Bank’s portfolio of retail loans is comprised of two principal product types, namely secured retail loans (which are primarily comprised of mortgage and home equity loans secured by real estate) and general purpose loans (which are unsecured loans and tend to carry a higher credit risk). As of December 31, 2015, Shinhan Bank’s retail loan portfolio (before allowance for loan losses and deferred loan origination costs and fees) was ~~W~~90,426 billion, or 42.9% of its total loans outstanding. As of December 31, 2013, 2014 and 2015, Shinhan Bank’s non-performing retail loans were ~~W~~132 billion, ~~W~~141 billion and ~~W~~148 billion, respectively, representing non-performing loan ratios (net of charge-offs and loan sales) of 0.18%, 0.18% and 0.16%, respectively.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. For example, a rise in unemployment, an increase in interest rates or a decline in housing prices in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults. Economic difficulties in Korea that hurt consumers could result in increasing delinquencies and a decline in the asset quality of the our household loan portfolio, which may in turn require us to record higher provisions for credit loss and charge-offs and may materially and adversely affect our financial condition and results of operations.

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the notes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2015, we had aggregate guarantees and acceptances of ~~W~~13,120 billion, for which we provided allowances for losses of ~~W~~80 billion. Such guarantees and acceptances include refund guarantees provided by us to shipbuilding companies, which involve guaranteeing a refund payment of the initial cash payment (typically 25% of the contract amount for ship orders) received by shipbuilders from buyers in the event that such shipbuilders are unable to deliver the ships in time or otherwise default under the shipbuilding contracts. Small- and medium-sized shipbuilding companies continue to face financial difficulties due to the sluggishness of the global economy and the resulting slowdown in shipbuilding orders, which has increased the risk that they may default on their shipbuilding contracts and we may have to make payments under the refund guarantees. The refund guarantees provided by us to small- and medium-sized shipbuilding companies amounted to ~~W~~88 billion as of December 31, 2015. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities, or the losses we incur on the relevant guarantees and acceptances may be larger than the outstanding principal amount of the underlying loans.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

As of December 31, 2013, 2014 and 2015, Shinhan Card’s interest-earning credit card assets amounted to ~~W~~19,626 billion, ~~W~~20,550 billion and ~~W~~21,323 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, Government regulations aimed at protecting small- and medium-sized enterprises, such as the reduction of fees chargeable to small- and medium-sized merchants, may have a material adverse effect on our revenues from Shinhan Card. In January 2012, the Government expanded the definition of a small- and medium-sized merchant to include those with annual sales of up to ~~W~~200 million and, effective September 2012, lowered fees chargeable to such merchants from 1.8% to 1.5% with respect to credit cards. In January 2015, the Government further expanded the definition of a small- and medium-sized merchant to include those with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and imposed a cap on fees chargeable to such merchants at 2.0% with respect to credit cards. Most recently, in November 2015, the Government announced a further reduction in the merchant fees chargeable to small- and medium-sized enterprises with respect to credit cards, effective January 31, 2016, from 2.0% to 1.3% for merchants with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and from 1.5% to 0.8% for merchants with annual sales of up to ~~W~~200 million. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years.

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

We enter into and maintain large investment positions in fixed income products, primarily through our treasury and investment operations. These activities are described in “Item 4.B. Business Overview — Our Principal Activities — Other Banking Services.” We also maintain smaller trading positions, including equity and equity-linked securities and derivative financial instruments as part of our operations. Taking these positions entails making assessments about financial market conditions and trends. The revenues and profits we derive from many of these positions and related transactions are dependent on market prices, which are beyond our control. When we own assets such as debt or equity securities, a decline in market prices, for example, as a result of fluctuating market interest rates or stock market indices, can expose us to trading and valuation losses. If market prices move in a way that we have not anticipated, we may experience losses. In addition, when markets are volatile and subject to rapid changes in price directions, actual market prices may be contrary to our assessments and lead to lower than anticipated revenues or profits, or even result in losses, with respect to the related transactions and positions.

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

Companies in Korea are subject to certain legal and regulatory restrictions with respect to payment of dividends. For example, under the Korean Commercial Code, dividends may only be paid out of distributable income, which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves from its net assets, in each case as of the end of the prior fiscal year. In addition, financial companies in Korea, including banks, credit card companies, securities companies and life insurers, such as our subsidiaries, must meet minimum capital requirements and capital adequacy ratios applicable to their respective industries before dividends can be paid. For example, under the Banking Act of 1950, as amended (the “Banking Act”), a bank is required to credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until such time when this reserve equals the amount of its total paid-in capital, and under the Banking Act, the Specialized Credit Financial Business Act and the regulations promulgated by the Financial Services Commission, if a bank or a credit card company fails to meet its required capital adequacy ratio or is otherwise subject to the management improvement measures imposed by the Financial Services Commission, then the Financial Services Commission may restrict the declaration and payment of dividend by such a bank or credit card company. In addition, if our or our subsidiaries’ capital adequacy ratios fall below the required levels, our ability to pay dividends may be restricted by the Financial Services Commission.

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

In the course of our operations, we must manage a number of risks, such as credit risks, market risks and operational risks. We seek to monitor and manage our risk exposures through a comprehensive risk management platform, encompassing centralized risk management organization and credit evaluation systems, reporting and monitoring systems, early warning systems and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 4.B. Business Overview — Risk Management.” Although we

devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management practices may not be fully effective at all times in eliminating or mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated. For example, from time to time, a limited number of our and our subsidiaries’ personnel have engaged in embezzlement of substantial amounts for an extended period of time before such activities were detected by our risk management systems. In response to these incidents, we have strengthened our internal control procedures by, among others, implementing a real-time monitoring system, but there is no assurance that such measures will be sufficient to prevent similar employee misconducts in the future. Management of credit, market and operational risk requires, among others, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure you that these policies and procedures will prove to be fully effective at all times against all the risks we face.

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

Our activities have been, and will continue to be, subject to an increasing risk of cyber-attacks, the nature of which is continually evolving. Cyber security risks include unauthorized access, through system-wide “hacking” or other means, to privileged and sensitive customer information, including passwords and account information, and illegal use thereof. Cyber security risk is generally on the rise as a growing number of our customers increasingly rely on our Internet- and mobile phone-based banking services for various types of financial transactions. While we vigilantly protect customer data through encryption and other security programs and have made substantial investments to build and upgrade our systems and defenses to address the growing threats from cyber-attacks, there is no assurance that such data will not be subject to future security breaches. In addition, there can be no assurance that we will not experience a leakage of customer information or other security breaches as a result of illegal activities by our employees, outside consultants or hackers, or otherwise.

For example, in March 2013, we experienced a temporary interruption in providing online financial services due to large-scale cyber-attacks by unidentified sources on the security systems of major broadcasting networks and financial institutions in Korea. The interruption of our online financial services lasted approximately 90 minutes, after which our online system resumed without further malfunction. The Financial Supervisory Service conducted an investigation into the incident and found that Shinhan Bank and Jeju Bank had not properly maintained their information technology administrator accounts and vaccine servers. As a result, in December 2013, the Financial Supervisory Service notified Shinhan Bank and Jeju Bank of an institutional caution (which does not give rise to significant sanctions unlike in the case of repeated institutional warnings) and imposed disciplinary actions against five of Shinhan Bank’s employees and three of Jeju Bank’s employees. We do not believe such incident resulted in any material loss or leakage of customer information or other sensitive data.

Major financial institutions in Korea have also fallen victim to large-scale data leakage in the past. In December 2013, it was reported that there was a leakage of personal information of approximately 130,000 customers of Standard Chartered Bank and Citibank in Korea, which leakage was attributed to a third party sub-contractor in the case of Standard Chartered Bank, and an employee in the case of Citibank. In addition, in

January 2014, it was reported that there was a leakage of personal information of approximately 100 million customers of NH Card, Lotte Card and KB Card in Korea due to illegal access to such information by an employee of a third party credit information company in the course of developing information technology programs for these three credit card companies.

Other than the cyber security attack in March 2013 as discussed above, we have not experienced any material security breaches in the past, including any similar large scale leakage of customer information. In order to minimize the risk of security breaches related to customer and our other proprietary information, we have taken a series of group-wide preventive measures, such as the adoption and implementation of a best-in-class information security system and reinforcement of internal control measures. We are fully committed to maintaining the highest standards of cyber security and consumer protection measures and upgrading them continually. We have implemented the ISO 27001-certified security management system for us and all our subsidiaries, and we have obtained the Information Security Management System certification for most of our subsidiaries. We believe such certifications represent third-party validations that we are in compliance with best-in-class international standards on matters of information security. Our security management system continuously monitors for signs of potential cyber-attacks and is designed to provide early warning alerts to enable prompt action by us. We also provide intensive employee training to our information technology staff and other employees on cyber security and have adopted advanced security infrastructure (including through hiring a highly competent team of information security experts) for online financial services such as mandatory website certification and keyboard security functions. In addition, in compliance with applicable regulations we currently carry insurance to cover cyber security breaches up to ~~W~~3 billion in relation to our banking business and up to ~~W~~3 billion in the aggregate and up to ~~W~~1 billion per incident for our securities investment business and have set aside a reserve of ~~W~~1 billion for our credit card business. In addition, in light of the growing use of smart phones and other mobile devices to access financial services, we have implemented security measures (including encryptions and service terminal monitoring) to provide a secure mobile banking service as well as to prevent illegal leakage or sharing of customer data and otherwise enhance customer privacy. We are also keenly aware of the litigation and regulatory sanctions risks that may arise from security breaches and are aggressively reinforcing a group-wide culture that stresses safety and good custodianship as among our highest priorities. Furthermore, we are actively taking steps to implement preventive and other steps recommended or required by the regulatory authorities in relation to actual and potential financial scams. However, given the unpredictable and continually evolving nature of cyber security threats due to advances in technology or other reasons, there is no assurance that, notwithstanding our best efforts at maintaining the best-in-class cyber security systems, we will not be vulnerable to major cyber security attacks in the future.

The public is developing heightened awareness about the importance of keeping their personal data private, and the financial regulators are placing greater emphasis on data protection by financial service providers. For example, under the Personal Information Protection Act, as amended in July 2015, financial institutions, as personal information manager, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically request or permit the management of resident registration numbers. Further, under the Use and Protection of Credit Information Act, as amended in March 2015, a financial institution has a higher duty to protect all information that it collects from its customers and to treat such information as credit information. Such regulations have considerably restricted a financial institution’s ability to transfer or provide the information to its affiliate or holding company, and treble damages can be imposed on a financial institution for a leakage of such information. In addition, under the Electronic Financial Transaction Act, as last amended in January 2016, a financial institution is primarily responsible for compensating its customers harmed by the financial institution’s cyber security breach, even if the breach is not directly attributable to the financial institution. We maintain an integrated system that closely monitors customer information to ensure compliance with data protection laws and regulations.

If a cyber or other security breach were to happen with respect to us or any of our subsidiaries, it may result in litigation by affected customers or other third parties (including class actions), compensation for any losses suffered by victims of cyber security attacks, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, more stringent compliance with the present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of information security systems, any of which may have a material adverse effect on our business, results of operations and financial condition.

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

Although the financial institutions are often not legally at fault for the damage suffered by victims of voice phishing, the compensation scheme was adopted largely in consideration of social responsibility among financial institutions and that the financial institutions were not required to, and therefore in many instances did not, confirm the personal identity of the card loan or cash advance applicants prior to the adoption of such scheme. On December 8, 2011, Shinhan Card began implementing a mandatory outcall procedure to verify the personal identity of applicants for card loans and cash advances if not requested in person. In January 2012, financial institutions, the Financial Supervisory Service, the police and other related institutions formed a joint committee to prevent voice phishing incidents and implemented preventive measures such as enforcing a 10 minute delay for withdrawal of credit card loans of ~~W~~3 million or more from an automated teller machine. In addition, Shinhan Card and our other subsidiaries have established a fraud detection system that identifies any questionable transactions based on deviations from a customer’s conventional transaction patterns.

Partly as a result of these efforts, the claims that Shinhan Card received in 2015 in relation to voice phishing amounted only to an aggregate amount of ~~W~~0.37 billion from 11 customers, for which Shinhan Card reserved as other provisioning ~~W~~0.11 billion to cover its potential liability. Accordingly, we do not believe that the currently outstanding claims in relation to voice phishing will have a material adverse impact on our business, financial condition or results of operations. Additionally, other than voice phishing incidents and the recent cyber security attacks as discussed above, we have not experienced any material security breaches in the past. However, given continual advances in technology and the increasing sophistication of the financial scammers, there is no assurance that we will be able to prevent future financial scams, or that the frequency and scope of financial scams will not rise. If financial scams involving us and our subsidiaries were to continue or to become more prevalent, it may result in compensation for any losses suffered by victims thereof, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, compliance with the present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of our preventive measures, any of which may have a material adverse effect on our business, results of operations and financial condition.

Legal claims and regulatory risks arise in the conduct of our business.

In the ordinary course of our business, we are subject to regulatory oversight and potential legal and administrative liability risk. We are also subject to a variety of other claims, disputes, legal proceedings and government investigations in Korea and other jurisdictions where we are active. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.” These types of proceedings may expose us to substantial monetary and/or reputational damages and legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on our businesses. The outcome of these matters cannot be predicted and they could adversely affect our future business.

While we plan to rigorously defend our positions in the lawsuits or other regulatory proceedings against us, it is difficult to predict the final outcome of such cases. The total amount in dispute may increase during the course of litigation and other lawsuits may be brought against us based on similar allegations. Accordingly, these lawsuits and other proceedings may have a material adverse effect on our business, financial condition and results of operations.

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

Upon implementation of the Government-proposed Financial Consumer Protection Act (currently pending at the National Assembly’s subcommittee for review of the bill), financial instrument distributors will be subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution system, increased liability for damages borne by direct financial instrument distributors and newly imposed penalty surcharges. We may also become subject to other restrictions on our operations as a result of future changes in laws and regulations, including more stringent liquidity and capital requirements under Basel III, which are being adopted in phases in Korea in consideration of, among others, the pace and scope of international adoption of such requirements. Any of these regulatory developments may have a material adverse effect on our ability to expand operations or adequately manage our risks and liabilities. For further details on the principal laws and regulations applicable to us as a holding company and our principal subsidiaries, see “Item 4.B. Business Overview — Supervision and Regulation.”

In addition, violations of law and regulations could expose us to significant liabilities and sanctions. For example, the Financial Supervisory Service conducts periodic audits on us and, from time to time, we have received institutional warnings from the Financial Supervisory Service. If the Financial Supervisory Service

determines as part of such audit or otherwise that our financial condition, including the financial conditions of our operating subsidiaries, is unsound or that we have violated applicable law or regulations, including Financial Services Commission orders, or if we or our operating subsidiaries fail to meet the applicable requisite capital ratio or the capital adequacy ratio, as the case may be, set forth under Korean law, the Financial Supervisory Service may ask the Financial Services Commission to order, among other things, cancellations of authorization, permission or registration of the business, suspensions of a part or all of the business, closures of branch offices, recommendations for dismissal of officers or suspensions of officers from performing their duties, or may order, among other things, institutional warnings, institutional cautions, reprimanding warnings on officers, cautionary warnings on officers or cautions on officers. From time to time, our subsidiaries, including Shinhan Bank and Shinhan Card, have been subject to investigations and/or sanctions from the Financial Supervisory Service. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.” Any such investigation and/or sanctions imposed on us or our subsidiaries could adversely impact our reputation, business, results of operations or financial condition.

The Government may encourage targeted lending to certain sectors in furtherance of policy objectives, and we may take this factor into account.

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

For example, the Government has taken and is taking various initiatives to support small- and medium-sized enterprises and low-income individuals, who were disproportionately affected by the downturn in the Korean and global economy in the late 2000s and have yet to fully recover. As part of these initiatives, the Financial Supervisory Service has recently encouraged banks in Korea to increase lending to small- and medium-sized enterprises in order to ease the financial burden on such enterprises amid sluggish economic recovery, and partly as a result of government policy, in February 2015, banks in Korea announced their commitment to increase lending to small- and medium-sized enterprises by ~~W~~38.4 trillion in the aggregate (comprised of a ~~W~~19.9 trillion commitment by major commercial banks, ~~W~~6.8 trillion commitment by regional banks and a ~~W~~11.7 trillion commitment by government-controlled policy banks) by the end of 2015 in anticipation of growing liquidity difficulties among such enterprises in light of the sustained sluggishness of the general economy. The financial regulators have also adopted several measures designed to improve certain lending practices of the commercial banks which practices were perceived as having an unduly prohibitive effect on extending loans to small- to medium-sized enterprises. In addition, as a way of supporting the Government’s initiative to assist promising start-ups and venture companies, in February 2015 the financial regulators announced that they would encourage the banks in Korea to increase lending to technology companies in the small- to medium-sized enterprise segment by an annual target of ~~W~~20 trillion and to enhance technology-related credit review capabilities.

Furthermore, in response to an increasing level of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Financial Services Commission announced in February 2014 that it plans to increase the proportion of fixed interest rate loans and installment principal repayment-based loans within the total housing loans extended by commercial banks (which loans have historically been, for the most part, variable interest rate loans with the entire principal being repaid at maturity, which is usually rolled over on an annual basis). According to this plan, the target proportion for fixed interest rate loans was set at 20%, 35%, 37.5% and 40% and the target proportion for installment principal repayment-based housing loans was set at 20%, 35%, 40% and 45%, each by the end of 2014, 2015, 2016 and 2017, respectively. In addition, an expanded tax deduction limit for interest repayment is granted for loans with maturity of 10 years or more (compared to 15 years or more prior to this plan). The Financial Services Commission announced that it would examine whether banks meet their targets on an annual basis.

In furtherance of the policy to expand the proportion of fixed rate housing loans, the Financial Services Commission implemented “Relief Debt Conversion” program from March 24 to March 27, 2015 and from March 30 to April 3, 2015, respectively, under which borrowers of eligible housing loans (namely, loans that have been in existence for one year or more since the original loan date, with no delinquency in the past six months, with principal amounts of ~~W~~500 million or less and for houses valued at ~~W~~900 million or less that are on a floating rate basis and/or an interest payment only basis) might convert such loans to new fixed rate loans in respect of which the borrowers would be required to repay the principal and interest in installment for a term of 10, 15, 20 or 30 years without a grace period, provided that the new loans pass the maximum loan-to-value ratio of 70% (irrespective of the location of the property) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions). The borrowers were allowed to convert the original loans only at the banks that extended such loans. The banks holding the newly converted fixed rate loans are required to sell such loans to Korea Housing Finance Corporation, a government-controlled entity, which will then securitize such loans and issue mortgage-backed securities (backed by such loans) to be purchased by the banks who sold the loans in proportion to the amounts of the loans sold, and the banks will be required to hold such securities for a period of one year, after which the bank can sell or dispose of such securities in the market or otherwise. According to the Financial Supervisory Commission, under this program, approximately 345,000 borrowers converted loans in the aggregate amount of ~~W~~31.5 trillion to fixed rate loans, of which Shinhan Bank accounted for approximately 13.6%. Due in large part to such initiatives, fixed interest rate loans and installment principal repayment-based loans accounted for 33.6% and 37.5%, respectively, of the total housing loans extended by commercial banks in Korea as of September 30, 2015, according to data published by the Government in December 2015. Fixed interest rate and installment principal repayment-based housing loans accounted for 36.2% and 39.1%, respectively, of the housing loans extended by Shinhan Bank as of December 31, 2015, exceeding the Government’s target proportions for 2015.

In the event that market interest rates increase from those applicable during this program’s implementation in March and April 2015, we may experience valuation or realization losses on the mortgage-backed securities to be held by Shinhan Bank. Due to the prevailing interest rate environment and other market conditions, we also may not be able to sell or otherwise dispose of the mortgage backed securities in the market or otherwise in amounts or at prices commercially reasonable to us. In addition, as a result of this program we may incur additional costs from recalibrating our asset portfolio and asset-liability management policy. Any of these developments could adversely affect our results of operations and financial condition.

We, on a voluntary basis, may factor the existence of the Government’s policies and encouragements into consideration in making loans although the ultimate decision whether to make loans remains with us and is made based on our internal credit approval procedures and risk management systems independently of Government policies. In addition, in tandem with providing additional loans to small- and medium-sized enterprises and low-income individuals, Shinhan Bank takes active steps to mitigate the potential adverse impacts from making bad loans to enterprises or individuals with high risk profiles as a result of such arrangement, such as by strengthening its loan review and post-lending monitoring processes. However, we cannot assure you that such arrangement did not or will not, or similar or other government-led initiatives in the future will not, result in a suboptimal allocation of our loan portfolio from a risk-reward perspective compared to what we would have allocated based on purely commercial decisions in the absence of such initiatives. The Government may implement similar or other initiatives in the future to spur the overall economy or encourage the growth of targeted industries or relief to certain segments of the population. Specifically, the Government may introduce lending-related initiatives or enforce existing ones in a heightened fashion during times when small- and medium-sized enterprises or low-income households on average are facing an increased level of financial distress or vulnerability due to an economic downturn, which makes lending to them in the volume and the manner suggested by the Government even riskier and less commercially desirable. Accordingly, such policy-driven lending may create enhanced difficulties for us in terms of risk management, deterioration of our asset quality and reduced earnings, compared to what would have been in the absence of such initiatives, which may have an adverse effect on our business, financial condition and results of operations.

The Government may also encourage investments in certain institutions in furtherance of policy objectives, and we may not recoup our investments therein in a timely or otherwise commercially reasonable manner.

In addition to targeted lending, the Government may from time to time encourage or request the financial institutions in Korea, including us and our subsidiaries, to make investments in, or provide other forms of financial support to, certain institutions in furtherance of the Government’s policy objectives. In response thereto, we have made and will continue to make the ultimate decision on whether, how and to what extent we will comply with such encouragements or requests based on our internal risk assessment and in accordance with our risk management systems and policies. At the same time, as a leading member of the financial service industry in Korea and as a responsible corporate citizen we will also fully give due consideration to such encouragements or requests from the Government, especially in relation to the long-term benefit arising from furthering the policy objective of maintaining a sound financial system, even if complying with such requests may involve additional short-term costs and risks to a limited extent.

For example, to deal with a growing number of non-performing loans in the wake of the global financial crisis of 2008-2009, the Government sponsored the establishment of United Asset Management Company Ltd. (“UAMCO”) in October 2009 through capital contributions from six major policy and commercial banks, namely Shinhan Bank, Kookmin Bank, KEB Hana Bank, Industrial Bank of Korea, Woori Bank and Nonghyup Bank. Shinhan Bank has committed to contribute ~~W~~175 billion of capital to UAMCO, of which ~~W~~85 billion has been contributed to date. As of the date hereof, Shinhan Bank holds a 17.5% equity interest in UAMCO, while five other policy and commercial banks each holds an interest ranging from 15.0% to 17.5%.

UAMCO seeks to achieve financial improvement of struggling companies through a wide range of restructuring programs, including debt restructuring, capital injection, asset sales, corporate reorganization, workouts and liquidation and bankruptcy proceedings. UAMCO is the largest purchaser in Korea of non-performing financial assets generally. Shinhan Bank sold non-performing assets to UAMCO in the amount of ~~W~~89.8 billion, ~~W~~326.1 billion and ~~W~~39.1 billion in 2013, 2014 and 2015, respectively.

The Government originally planned to dispose of UAMCO during 2015 and establish a new company that specializes in corporate restructuring, but the Government scrapped such plans and instead decided to reorganize UAMCO and expand its restructuring business. As part of an effort to strengthen its balance sheet, UAMCO has recently announced its intention to receive additional capital contributions from two new shareholders, Korea Development Bank and the Export-Import Bank of Korea, and two of the existing shareholders, Woori Bank and Nonghyup Bank, by the end of June 2016. With an enlarged capital base following the planned capital contributions, it is expected that UAMCO will play a more active role in the restructuring of the Korean corporate sector. The Government is also considering an amendment of the Financial Investment Services and Capital Markets Act of Korea to facilitate the business activities of UAMCO.

If UAMCO is successful in its expanded restructuring activities, it is anticipated that financial institutions including us will be able to further enhance their financial soundness by transferring more non-performing loans to UAMCO rather than directly engaging in the restructuring activities of the troubled borrowers. However, Shinhan Bank or other banks may be requested by the Government to make additional capital contributions or loans to UAMCO, which may entail unanticipated costs. Additionally, given the generally poor quality of our non-performing assets, there is no assurance that we will be able to sell such assets held by us to UAMCO on commercially reasonable terms and on a timely basis. Furthermore, there is no assurance that in furtherance of similar or other policy objectives, the Government may not request or otherwise encourage us or our subsidiaries to provide similar or other investments or provide other financial support for which we are not duly compensated or otherwise take up additional risk that we would not normally have undertaken, which may have an adverse effect on our business, financial condition and results of operations.

The level and scope of government oversight of our retail lending business, particularly regarding mortgage and home equity loans, may change depending on the economic or political climate.

Real estate comprises the most significant asset for a substantial number of households in Korea, and the movements of the housing price have generally had a significant impact on the direction of domestic economy. Accordingly, regulating housing prices, either in terms of attempting to stem actual or anticipated excessive speculation during times of a suspected housing price bubble and spur the pricing and/or volume of real estate transactions during times of a depressed real estate market by way of tax subsidy, guidelines to lending institutions or otherwise, has been a key policy initiative for the Government.

For example, during the early to mid-2000s, the Government adopted several regulatory measures, including in relation to retail banking, to stem a rise in speculation in real estate investments generally and in select areas. Some of the measures undertaken in the past include requiring financial institutions to impose stricter debt-to-income ratio and loan-to-value ratio requirements for mortgage loans for real property located in areas deemed to have engaged in a high level of speculation, raising property tax on real estate transactions for owners of multiple residential units, adopting a ceiling on the sale price of newly constructed housing units and recommending that commercial banks restrain from making further mortgage and home equity lending, among others. In addition, amid a prolonged slump in the housing market in Korea, in April 2013, the Government announced the Real Estate Comprehensive Countermeasure, which provides, among other things, for (i) reduced capital gains tax and (ii) exemption of acquisition tax for first-time homebuyers. In addition, in November 2013, the Government announced a permanent reduction in acquisition tax, with retrospective application from August 2013. Prior to such reduction, acquisition tax was assessed on a differentiated scale based on whether the homebuyer was purchasing a primary home or a secondary home, with the former being assessed an acquisition tax of 2% for the purchase of homes under ~~W~~900 million and 4% for homes exceeding ~~W~~900 million, and the latter being assessed an acquisition tax of 4% regardless of the price of the home. Under the new regulatory structure, the differentiated tax scale for primary homes and secondary homes is eliminated, and all homebuyers are assessed an acquisition tax of 1% for the purchase of homes under ~~W~~600 million, 2% for homes exceeding ~~W~~600 million but less than ~~W~~900 million and 3% for homes exceeding ~~W~~900 million. Furthermore, in February 2014, the Financial Services Commission announced that it plans to increase the proportion of fixed interest rate loans and installment principal repayment-based loans within the total housing loans extended by commercial banks. See “—The Government may encourage targeted lending to certain sectors in furtherance of policy objectives, and we may take this factor into account.” In addition, in order to rationalize the regulations on the housing loans, the Financial Supervisory Service provided the administrative instructions in July 2014 that all financial institutions including banks under the Banking Act are subject to the maximum loan-to-value ratio of 70% (irrespective of the location of the property) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions), from August 1, 2014. Furthermore, in December 2014 the National Assembly also passed several bills that are designed to stimulate the real estate market.

While any Government measure that is designed to stimulate growth in the real estate sector may result in growth of, and improved profitability for, our retail lending business (particularly with respect to mortgage and home equity loans) at least for the short term, such measure could also result in unintended consequences, including potentially excessive speculation resulting in a “bubble” for the Korean real estate market and a subsequent market crash. In contrast, if the Government were to change the direction of its stimulative measures (for example, in order to preemptively curtail an actual or anticipated bubble in the real estate market), such change in policy may result in a contraction of the real estate market, a decline in real estate prices and consequently, a reduction in the growth of, and profitability for, our retail and/or other lending businesses, as well as otherwise have an adverse effect on our business, financial condition and results of operations or profitability. See “— Risks Relating to Our Banking Business — A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.”

Risks Relating to Korea

Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on our asset quality, liquidity and financial performance.

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operations and financial condition are substantially dependent on developments relating to the Korean economy. As Korea’s economy is highly dependent on the health and direction of the global economy, and investors’ reactions to developments in one country can have adverse effects on the securities price of companies in other countries, we are also subject to the fluctuations of the global economy and financial markets. Factors that determine economic and business cycles in the Korean or global economy are for the most part beyond our control and inherently uncertain. In addition to discussions of recent developments regarding the global economic and market uncertainties and the risks relating to us as provided elsewhere in this section, factors that could have an adverse impact on Korea’s economy in the future include, among others:

•	continued volatility or deterioration in Korea’s credit and capital markets;

•	difficulties in the financial sectors in Europe, China and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	declines in consumer confidence and a slowdown in consumer spending and corporate investments;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. Dollar, the Euro or the Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	increasing levels of household debt;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere;

•	the economic impact of any pending or future free trade agreements;

•	social and labor unrest;

•	further decreases in the market prices of Korean real estate;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and risk of further attacks by terrorist groups around the world, including the actions of the so-called “Islamic State”;

•	the occurrence of severe health epidemics in Korea and other parts of the world, including the recent Ebola and Middle East Respiratory Syndrome (MERS) outbreaks;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea, and political gridlock within the government or in the legislature, which prevents or disrupts timely and effective policy making;

•	hostilities involving oil-producing countries in the Middle East and North Africa and any material disruption in the supply of oil or increase in the price of oil; and

•	the occurrence of natural or man-made disasters in Korea (such as the sinking of the Sewol ferry in April 2014, which significantly dampened consumer sentiment in Korea for months) and other parts of the world, particularly in trading partners of Korea.

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

In addition, there continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Some examples from recent years include the following:

•	On February 7, 2016, North Korea launched a rocket, claimed by them to be carrying a satellite intended for scientific observation. The launch was widely suspected by the international community to be a cover for testing a long-range missile capable of carrying a nuclear warhead. On February 18, 2016, U.S. President Barack Obama signed into law mandatory sanctions on North Korea to punish it for its recent nuclear and missile tests, human rights violations and cyber crimes. The bill, which marks the first measure by the United States to exclusively target North Korea, is intended to seize the assets of anyone engaging in business related to North Korea’s weapons program, and authorizes US$50 million over five years to transmit radio broadcasts into the country and support humanitarian assistance projects. On March 2, 2016, the United Nations Security Council voted unanimously to adopt a resolution to impose sanctions against North Korea, which include inspection of all cargo going to and from North Korea, a ban on all weapons trade and the expulsion of North Korean diplomats who engage in “illicit activities.” Also, on March 4, 2016, the European Union announced that it would expand its sanctions on North Korea, adding additional companies and individuals to its list of sanction targets.

•	On January 6, 2016, North Korea announced that it had successfully conducted its first hydrogen bomb test, hours after international monitors detected a 5.1 magnitude earthquake near a known nuclear testing site in the country. The claims have not been verified independently. The alleged test followed a statement made in the previous month by Kim Jong-un, who claimed that North Korea had developed a hydrogen bomb.

•	In August 2015, two Korean soldiers were injured in a landmine explosion near the South Korean demilitarized zone. Claiming the landmines were set by North Koreans, the South Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas. High-ranking officials from North and South Korea subsequently met for discussions and entered into an agreement on August 25, 2015 intending to deflate military tensions.

•	From time to time, North Korea has fired short- to medium-range missiles from the coast of the Korean peninsula into the sea. Most recently in March 2015, North Korea fired seven surface-to-air missiles into waters off its east coast in apparent protest of annual joint military exercises being held by Korea and the United States.

•	In December 2014, North Korea allegedly hacked into Sony’s network to prevent the airing of the movie “The Interview” which unfavorably portrays the North Korean leader, which has prompted the United States to consider implementing additional economic sanctions against North Korea.

•	In December 2013, Jang Sung-taek, a relative of Kim Jong-un, who was widely speculated to be the second in command after Kim Jong-un, was executed on charges of sedition. There are reports that such development may cause further political and social instability in North Korea and/or adoption of more hostile policies that could engender further friction with North Korea and the rest of the world.

•	In April 2013, North Korea blocked South Koreans from entering the industrial complex in the border city of Kaesong. In the same month, the United States deployed nuclear-capable carriers in the South Korean air and sea space. In September 2013, however, Korea and North Korea reached an agreement and resumed operation of the Kaesong Industrial Complex, and have since made efforts to improve the business environment of the complex, including by building radio frequency identification data transfer systems and launching internet service, among others. In February 2014, the U.S. Congressional Research Service reported that Korea’s approach toward the expansion and internationalization of the Kaesong Industrial Complex could conflict with U.S. legislative efforts to expand its sanctions on North Korea. On February 10, 2016, in retaliation of North Korea’s recent launch of a long-range rocket, South Korea announced that it would halt its operations of the Kaesong Industrial Complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. In response, North Korea announced on February 11, 2016 that it would expel all South Korean employees from the industrial complex and freeze all South Korean assets in the complex.

•	In March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests.

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2013.

•	In December 2012, North Korea launched a satellite into orbit using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology.

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

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that the political regime in North Korea may not suddenly collapse. Any further increase in tension or uncertainty relating to the military, political or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, occurrence of military hostilities, heightened concerns about the stability of North Korea’s political leadership or its actual collapse, a leadership crisis, a breakdown of high-level contacts or accelerated reunification could have a material adverse effect on our business, financial condition and results of operations, as well as the price of our common shares and our American depositary shares.

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

The Government has the potential ability to exert substantial influence over many aspects of the private sector business community, and in the past has exerted that influence from time to time. For example, the Government has promoted mergers to reduce what it considers excess capacity in a particular industry and has also encouraged private companies to publicly offer their securities. Similar actions in the future could have the effect of depressing or boosting the Korean securities market, whether or not intended to do so. Accordingly, actions by the government, or the perception that such actions are taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Korean companies in the future, which may affect the market price and liquidity of our common stock and ADSs.

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

We are a corporation with limited liability organized under the laws of Korea. All or substantially all of our directors and officers and other persons named in this annual report reside in Korea, and all or a substantial portion of the assets of our directors and officers and other persons named in this annual report and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of the American depository shares to effect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

We may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a PFIC for 2015, and we do not expect to be a PFIC in 2016 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2016 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

Introduction

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the largest financial services provider in Korea as measured by consolidated total assets as of December 31, 2015 and operate the fourth largest banking business (as measured by consolidated total bank assets as of December 31, 2015) and the largest credit card business (as measured by the total credit purchase volume in 2015) in Korea.

We have experienced substantial growth through several mergers and acquisitions. Most notably, our acquisition of Chohung Bank in 2003 has enabled us to have the fourth largest banking operations in Korea. In addition, our acquisition in March 2007 of LG Card, the then largest credit card company in Korea, has enabled us to have the largest credit card operations in Korea and significantly expand our non-banking business capacity so as to achieve a balanced business portfolio.

We currently have 13 direct subsidiaries and 24 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 18.3 million active customers, which we believe is the largest customer base in Korea, through approximately 25,623 employees at approximately 1,448 network branches group-wide. While substantially all of our revenues have been historically derived from Korea, we aim to serve the needs of our customers through a global network of 156 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Hong Kong, Vietnam, Cambodia, Kazakhstan, Singapore, Mexico, Uzbekistan, Myanmar, Poland, Indonesia, Philippines and Dubai.

Our registered office and corporate headquarters are located at 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea and our telephone number is +822 6360 3000.

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

Following the global financial crisis that began in the second half of 2008, a new set of challenges for financial service providers such as us and our subsidiaries has emerged in the form of a “new normal” in the business environment with the following general trends: (i) demographic changes due to declining birth rates and increasingly aging population, (ii) prolonged periods of low growth and low interest rates, (iii) rapid innovation in the financial industry as a result of advancements in information and communication technology (ICT) and digital finance technologies, and (iv) amplifying effects of challenges and opportunities globally. Constant changes in the global markets demand that financial service providers consistently develop new financial trends, ensure customer satisfaction by offering competitive products and services in the continued low-interest rate environment, maintain a sound infrastructure that can withstand external shocks, and enhance social responsibility and accountability.

In recognition of these trends in our business environment and in order to realize our long-term vision of becoming a world-class financial group, we have recently adopted a near term mission of (i) solidifying our position as a leading financial group in Korea and (ii) build the foundation for success in the Asian market. We aim to become Korea’s number one financial brand and, at the same time, achieve meaningful growth in overseas markets by expanding into regions with high growth potential.

More specifically, our key strategic priorities currently include the following:

•	Lead value creation through creative innovation. By generating new ideas that drive global trends, we will strive for a synergy that increases value for both our customers and the Group. In particular, we plan to implement innovative approaches in emerging business sectors such as digital finance, retirement planning and real estate portfolio management, so that we can increase the value of our customers’ assets and develop new drivers of growth for the future.

•	Secure new opportunities for growth with global operations. We will continue to expand into global high growth markets to procure a strong source of growth. To pursue meaningful advancement and move beyond a simple survey of opportunities, we plan to explore various new market entry strategies while establishing a firm presence in local markets.

•	Implement integration and build “One Shinhan” system by reforming the Group’s operating system. We will reform our operating system to (i) provide our customers with a single portal that integrates multiple business lines and (ii) continue developing integrated financial products and services. Through such strategies, we intend to enhance the group’s operational efficiency and proactively accommodate customers’ needs regarding total financial service packages.

•	Optimize risk management preemptively in preparation for low economic growth and external shock. In order to attain sustainable growth in an environment where risk factors are amplified and the threat of financial crises lingers, we plan to take precautionary measures to eliminate negative external factors before they arise. Moreover, we will strengthen our capacity to provide differentiated risk management and exercise our best effort to handle customer data with prudence.

•	Enforce strategic cost-savings. Due to the deterioration of structural profitability, companies in the financial sector must improve their cost structure to survive. We plan to recalibrate our current business portfolio with investments in emerging business sectors and will continue to increase operational efficiency in areas such as business channels, processes and marketing.

•	Establish a strong organizational culture based on the “Shinhan Way.” We will further upgrade our policies and operating system according to our value of “future-oriented compassionate finance.” We aim to further invigorate the group’s creative and proactive culture while nurturing a new generation of leaders based on the “Shinhan Way.”

At the subsidiary level, we plan to implement the following strategies with respect to our core business lines:

•

in commercial banking, our primary objective is to challenge ourselves to reach a new level of excellence. Commercial banking is our principal business line and has the highest level of profitability in Korea based on its strong risk management capacity. Equipped with an extensive branch network and a broad customer base, our commercial banking business serves as the key sales and distribution channel for the various financial products and services we provide. We seek to solidify our brand and market position in commercial banking by offering our customers differentiated value creation strategies, strengthening our competitiveness in areas of core competencies, developing new trends in the financial sector and enhancing organizational capacity. Our plan is to further optimize risk management to address the volatility of the business environment and to continue reinforcing our commercial banking operations’ high profitability and central role in strengthening group-wide synergy.

•	in credit card business, our primary objectives are to further solidify our market leadership as the largest credit card service provider in Korea and to become the industry trendsetter. With such goals, we will strive to preemptively address rapid developments in the technology environment such as “fintech” and mobile payment services and overcome the industry’s low structural growth and weakened profitability. To this end, we plan to boost our competitiveness in the mobile payment service market and increase strategic alliances based on our mobile platform. Additionally, through an overall expansion of our credit card business, we aim to diversify revenue models and become even more active in entering overseas markets. We also seek to bolster our customer service by solidifying our industry leadership in the credit card industry and improve profitability by utilizing our resources strategically.

•	in securities business, our primary objectives are to enhance our market position and to provide innovative products and services to our customers. We seek to establish a solid platform for providing leading brokerage and financial advisory services in Korea and foster a customer-centric corporate culture. We will actively incorporate collaborative platforms such as PWM (Private Wealth Management) and the Creative Finance Plaza and strive to increase our customers’ rate of return by developing competitive business models and capturing promising business opportunities. Furthermore, to ensure reliable asset management for our customers, we plan to steadily update our risk management capabilities.

•	in life insurance business, our primary objective is to attain market recognition while procuring a stable source of revenue in the long term by improving the competitiveness of our life insurance program. To establish our life insurance program as the standard for the industry, we aim to broaden the reach of our operations to all business sectors and strengthen our execution capacity. Our strategy is to maximize customer value by encouraging compassionate, innovative and digital finance, augment corporate value by expanding the whole life insurance portfolio and fortifying financial solidity and increase community value by enforcing model business practices, instituting a good working environment and improving brand value.

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions or formation of joint ventures. Our key acquisitions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation

July 2002	Shinhan Investment Corp.(1)	Securities and investment	Acquisition from the SsangYong Group

August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas

August 2003	Chohung Bank	Commercial banking	Acquisition from creditors

December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders

March 2007	LG Card	Credit card services	Acquisition from creditors

January 2012	Tomato Mutual Savings Bank(3)	Savings bank	Purchase and assumption of assets and liabilities from creditors

January 2013	Yehanbyoul Savings Bank(4)	Savings bank	Acquisition from Korea Deposit Insurance Corporation

Notes:

(1)	Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009.
(2)	In January 2009, SH Asset Management Co., Ltd. and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management Co., Ltd.
(3)	Shinhan Hope Co., Ltd. was established on December 12, 2011, to purchase and assume certain assets and liabilities of Tomato Mutual Savings Bank. On December 28, 2011, Shinhan Hope Co., Ltd. obtained a savings bank license, changed its name to Shinhan Savings Bank and became our direct subsidiary.
(4)	In January 2013, we entered into a share purchase agreement with Korea Deposit Insurance Corporation for the acquisition of Yehanbyoul Savings Bank, a savings bank located in Korea, for ~~W~~45.3 billion, and received regulatory approval to merge Yehanbyoul Savings Bank into our existing subsidiary Shinhan Saving Bank. On April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank being named Shinhan Savings Bank.

ITEM 4.B. Business	Overview

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under IFRS.

Our Principal Activities

We provide comprehensive financial services, principally consisting of the following:

•	commercial banking services, consisting of:

•	retail banking, which primarily focuses on making loans to or receiving deposits from individual customers (including high net-worth individuals and families) and, to a lesser extent, not-for-profit institutions such as hospitals, airports and schools;

•	corporate banking, which primarily focuses on making loans to or receiving deposits from for-profit corporations, including small- and medium-sized enterprises, and providing investment banking services to corporate clients;

•	international banking, which primarily focuses on management of overseas subsidiaries and branch operations and other international businesses; and

•	other banking, which consists of treasury business (including internal asset and liability management and other non-deposit funding activities), securities investing and trading and derivatives trading, as well as administration of the overall banking operations.

•	credit card services;

•	securities brokerage services;

•	life insurance services;

•	asset management services, including brokerage and trading of various securities, related margin lending and deposit and trust services, and other asset management services; and

•	other services, including leasing and equipment financing, regional banking services, savings banking services, loan collection and credit reporting, collective investment administrative services and financial system development services as well as engaging in private equity investments through formation of private equity funds on a private placement basis.

In addition to the above-mentioned business activities, we, at the holding company level, have the wealth management planning office and corporate & investment banking business department, whose primary function is to support cross-divisional management with respect to these specific functional areas.

Our principal business activities are not subject to any material seasonal trends. While we have a number of overseas branches and subsidiaries, substantially all of our assets are located, and substantially all of our revenues are generated, in Korea.

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profiles. Our deposit products consist principally of the following:

•	Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted approximately 13.7%, 13.6% and 14.6% of our total deposits as of December 31, 2013, 2014 and 2015, respectively. Demand deposits paid average interest of 0.65%, 0.57% and 0.44% in 2013, 2014 and 2015, respectively.

•	Savings deposits. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Savings deposits constituted approximately 23.5%, 26.5% and 28.6% of our total deposits as of December 31, 2013, 2014 and 2015, respectively, and paid average interest of 0.96%, 0.87% and 0.70% in 2013, 2014 and 2015, respectively.

•	Time deposits. Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the Cost of Funds Index (“COFIX”) published by the Korean Federation of Banks. If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted approximately 61.8%, 58.7% and 54.8% of our total deposits as of December 31, 2013, 2014 and 2015, respectively, and paid average interest of 3.00%, 2.58% and 2.03% in 2013, 2014 and 2015, respectively.

•	Other deposits. Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to two years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted approximately 1.0%, 1.1% and 2.1% of our total deposits as of December 31, 2013, 2014 and 2015, respectively and paid average interest of 2.01%, 1.32% and 1.20% in 2013, 2014 and 2015, respectively.

We also offer deposits which provide the customer with preferential rights to housing subscriptions under the Housing Law and Rules on Housing Supply (the “Housing Law”), and eligibility for mortgage and home equity loans. These products include:

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

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 0.5% per annum) and amounted to ~~W~~6,680 billion, ~~W~~6,443 billion and ~~W~~6,480 billion as of December 31, 2013, 2014 and 2015, respectively.

The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits at commercial banks at rates ranging from 0% to 7%, based generally on maturity and the type of deposit instrument. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity.”

The Depositor Protection Act provides for a deposit insurance system under which the Korea Deposit Insurance Corporation guarantees repayment of eligible bank deposits to depositors up to ~~W~~50 million per depositor and ~~W~~50 million per insured under the defined contribution retirement pension per bank. See “—Supervision and Regulation — Principal Regulations Applicable to Banks — Deposit Insurance System.”

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. Our retail loans, before allowance for loan losses and deferred loan origination costs and fees and excluding credit card receivables, amounted to ~~W~~96,018 billion as of December 31, 2015.

Retail banking services include mortgage and home equity lending and retail lending as well as demand, savings and fixed deposit-taking, checking account services, electronic banking and automatic teller machines (“ATM”) services, bill paying services, payroll and check-cashing services, currency exchange and wire fund transfer. We believe that providing modern and efficient retail banking services is important to maintaining our public profile and as a source of fee-based income. Accordingly, we believe that our retail banking services and products will become increasingly important in the coming years as the domestic banking sector further develops and becomes more complex.

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

Retail Lending Activities

We offer various retail loan products, consisting principally of loans to individuals and households. Our retail loan products target different segments of the population with features tailored to each segment’s financial profile and other characteristics, including customer’s occupation, age, loan purpose, collateral requirements and the duration of the customer’s relationship with Shinhan Bank. Our retail loans consist principally of the following:

•	Mortgage and home equity loans, which are mostly comprised of mortgage loans that are used to finance home purchases and are generally secured by the housing unit being purchased; and

•	Other retail loans, which are loans made to customers for any purpose other than mortgage and home equity loans and the terms of which vary based primarily upon the characteristics of the borrower and which are either unsecured or secured, or guaranteed by deposits or by a third party. Other retail loans also include advance loans extended on an unsecured basis to retail borrowers the use of proceeds for which is restricted to financing of home purchases prior to the completion of the construction.

As of December 31, 2015, our mortgage and home equity loans and other retail loans accounted for 57.3% and 42.7% of our total Won-denominated retail loans (excluding credit card loans), respectively.

For secured loans, including mortgage and home equity loans, our policy is to lend up to 40% to 70% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). The loan-to-value ratio of secured loans is updated on a monthly basis using the most recent appraisal value of the collateral. As of December 31, 2015, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was approximately 52.86%. As of December 31, 2015, substantially all of our mortgage and home equity loans were secured by residential property.

Under the administrative instructions of the Financial Supervisory Service effective August 1, 2014, our banking subsidiaries (i) are subject to a limit on loan-to-value ratio of 70% when extending home mortgage loans; (ii) are required to comply with a limit on debt-to-income ratio of 60% in extending home mortgage loans (amounting to more than ~~W~~100 million) for the purchase of new apartments that are secured by such apartments if they are located in the greater Seoul metropolitan area, excluding some areas such as island areas; and (iii) are required to apply greater flexibility in determining the debt-to-income ratio by considering the expected earnings potential. In addition, the supervising authorities in Korea from time to time issue administrative instructions to Korean banks, which have the effect of regulating the access of borrowers to housing loans and, as such, demand for real estate properties. For example, the Financial Supervisory Service issued administrative instructions to financial institutions to (except in limited circumstances) verify the borrower’s ability to repay based on proof of income prior to making a mortgage and home equity loan regardless of the type or value of the collateral or the location of the property, which has had the effect of practically barring the grant of any new mortgage and home equity loans to borrowers without verifiable income.

Our banking subsidiaries extend mortgage and home equity loans in compliance with the applicable regulations and administrative instructions by the relevant supervising authorities.

The following table sets forth a breakdown of our retail loans.

	As of December 31,
	2013		2014		2015
	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home-equity loans	~~W~~	46,908	~~W~~	50,652	~~W~~	54,983
Other retail loans		30,242		34,278		41,035
Percentage of retail loans to total gross loans		37.1%		37.9%		38.7%

Note:

(1)	Before allowance for loan losses and deferred loan origination costs and fees and excludes credit card receivables.

The total mortgage and home equity loans amounted to ~~W~~54,983 billion as of December 31, 2015, and as of such date, consisted of amortizing loans (whose principal is repaid by part of the installment payments) in the amount of ~~W~~46,635 billion and non-amortizing loans in the amount of ~~W~~8,348 billion. In addition, as of December 31, 2015, we also provided lines of credit in the aggregate outstanding amount of ~~W~~1,030 billion for non-amortizing loans.

Pricing

The interest rates payable on Shinhan Bank’s retail loans are either periodically adjusted floating rates (based on a base rate determined for three-month, six-month or twelve-month periods derived using an internal transfer price system, which reflects the market cost of funding, as adjusted to account for expenses related to lending and the profit margin of the relevant loan products) or fixed rates that reflect the market cost of funding, as adjusted to account for expenses related to lending and the profit margin. Fixed rate loans, which have maturities of up to 30 years for retail loans and 15 years for corporate loans are offered only on a limited basis and at a premium to floating rate loans. For unsecured loans, which Shinhan Bank provides on a floating or fixed rate basis, interest rates thereon reflect a margin based on, among other things, the borrower’s credit score as determined during its loan approval process. For secured loans, the credit limit is based on the type of collateral, priority with respect to the collateral and the loan-to-value ratio. Shinhan Bank may adjust the pricing of these loans to reflect the borrower’s current and/or expected future contribution to Shinhan Bank’s profitability. The interest rate on Shinhan Bank’s loan products may become adjusted at the time the loan is extended. If a loan is terminated within three years following the date of the loan, the borrower is required to pay an early termination fee, which is typically 0.8% to 1.4% of the outstanding principal amount of and accrued and unpaid interest on the loan, multiplied by a fraction the numerator of which is the number of the remaining days on the loan until maturity and the denominator of which is the number of days comprising the term of the loan or three years, whichever is greater.

As of December 31, 2015, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 1.67%, 1.69% and 1.73%, respectively. As of December 31, 2015, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of five years and seven years were approximately 3.35% and 4.45%, respectively, and Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 4.31% to 14.00%, depending on the credit scores of its customers.

As of December 31, 2015, 72.5% of Shinhan Bank’s total retail loans were floating rate loans and 27.5% were fixed rate loans. As of the same date, 64.3%, of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and 35.7% were fixed rate loans.

The interest rate charged to customers by our banking subsidiaries is based, in part, on the “cost of funds index,” or COFIX, which is published by the Korean Federation of Banks. COFIX is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of eight major Korean banks (comprised of Shinhan Bank, Kookmin Bank, Woori Bank, KEB Hana Bank, Nonghyup Bank, Industrial Bank of Korea, Citibank Korea Inc. and Standard Chartered Bank Korea Limited). Each bank then independently determines the interest rate applicable to its respective customers by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. These interest rates are typically adjusted on a monthly basis.

Private Banking

Historically, we have focused on customers with high net worth. Our retail banking services include providing private banking services to high net worth customers who seek personal advice in complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth clients by offering them portfolio and fund management, tax consulting and real estate management services, among others. Since the end of 2011, in order to preemptively respond to evolving customer needs and promote asset growth by inducing greater synergy between commercial banking and investment advisory services offered by Shinhan Investment, Shinhan Bank launched private wealth management centers which combine certain branches of Shinhan Bank with those of Shinhan Investment in same locations. Shinhan Bank’s strength in private banking has been widely recognized by a number of significant industry awards in recent years, including the “Best Wealth Manager in Korea” and “Best Private Bank in Korea” awards by The Asset magazine in 2015, and the “Best Private Bank in Korea” at the Global Private Banking Awards 2015 co-sponsored by Professional Wealth Management and The Banker.

As of December 31, 2015, Shinhan Bank operated 27 private banking centers nationwide, including 18 in Seoul, three in the suburbs of Seoul and six in cities located in other regions in Korea. As of December 31, 2015, Shinhan Bank had approximately 6,684 private banking customers, who typically are required to have ~~W~~500 million in deposits with us to qualify for private banking services.

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

The following table sets forth the balances and percentage of our total loans (before allowance for loan losses and deferred loan origination costs and fees) attributable to each category of our corporate lending business as of the dates indicated.

	As of December 31,
	2013			2014			2015
	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	~~W~~	55,062	26.5%	~~W~~	59,889	26.8%	~~W~~	67,336	27.1%
Large corporate loans		31,412	15.1		33,381	14.9		33,742	13.6
Others(2)		26,698	12.8		27,538	12.3		32,796	13.2

Total corporate loans	~~W~~	113,172	54.4%	~~W~~	120,808	54.0%	~~W~~	133,874	53.9%

Notes:

(1)	Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree.
(2)	Includes loans to governmental agencies, loans to banks and other corporate loans.

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises (the “SME Basic Act”) and the related Presidential Decree, as amended effective from February 3, 2015, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ~~W~~500 billion, (ii) the enterprise must meet the standards prescribed by the Presidential Decree in relation to the average and total annual sales revenues applicable to the type of its main business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. However, if any entity which was a small- and medium-sized enterprise as defined in the SME Basic Act prior to the latest amendment no longer meets such definition following such amendment, such entity will be deemed a small- and medium-sized enterprise for purposes of the SME Basic Act until March 31, 2018. Non-profit enterprises with a number of regular employees not exceeding 300 or revenue of less than ~~W~~30 billion that satisfy certain requirements prescribed in the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree may qualify as a small- and medium-sized enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree are deemed as small- and medium-sized enterprises, effective from April 15. 2014. As of December 31, 2015, we made loans to 245,947 small- and medium-sized enterprises for an aggregate amount of ~~W~~67,336 billion (before allowance for loan losses and deferred loan origination costs and fees).

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

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~33,742 billion (before allowance for loan losses and deferred loan origination costs and fees) as of December 31, 2015. Large corporate customers tend to have better credit profiles than small- and medium-sized enterprises, and accordingly, Shinhan Bank has expanded its focus on these customers as part of its risk management policy.

Shinhan Bank aims to be a one-stop financial solution provider that also partners with its corporate clients in their corporate expansion and growth endeavors. To that end, Shinhan Bank provides a wide range of corporate banking services, including investment banking, real estate financing, overseas real estate project financing, large development project financing, infrastructure financing, structured financing, equity investments/venture investments, mergers and acquisitions consulting, securitization and derivatives services, including securities and derivative products and foreign exchange trading. Shinhan Bank, through Shinhan Asia Limited, a subsidiary in Hong Kong, also arranges financing for, and offers consulting services to, Korean companies expanding their business overseas, particularly in Asia.

Electronic Corporate Banking

Shinhan Bank offers to corporate customers a web-based total cash management service known as “Shinhan Bizbank.” Shinhan Bizbank supports substantially all types of banking transactions ranging from basic transaction history inquiries and fund transfers to opening letters of credit, trade finance, payment management, collection management, sales settlement service, acquisition settlement service, business-to-business settlement service, sweeping, pooling, ERP interface service, host-to-host banking solutions, SWIFT SCORE service and global cash and liquidity management service. In addition, Shinhan Bank provides customers with integrated and advanced access to its financial services through its “Inside Bank” program, which combines Internet banking, capital management services and enterprise resource planning to better serve corporate customers. The Inside Bank program also seeks to provide customized financial services to meet the comprehensive needs of target corporate customers ranging from conglomerates to small enterprises in various industries, with the goal of enhancing convenience to our corporate customers in accessing our financial services as well as assisting them to strategically manage their funds.

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2015, working capital loans and facilities loans amounted to ~~W~~57,093 billion and ~~W~~39,803 billion, respectively, representing 58.9% and 41.1% of our total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans have a maximum maturity of 10 years, are typically repaid in semiannual installments per annum and may be entitled to a grace period not exceeding one-third of the loan term with respect to the first repayment; facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2015, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 58.7% and 10.3%, respectively, of our Won-denominated loans to small- and medium-sized enterprises. As of December 31, 2015, 47.1% of the corporate loans were secured by real estate.

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

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2015, 51.9% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates as determined by the applicable market rates.

More specifically, interest rates on Shinhan Bank’s corporate loans are generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus credit spread plus risk premium plus or minus discretionary adjustment.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2015, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for a three-month, six-month, one-year, two-year, three-year or five-year period, as applicable, as derived using Shinhan Bank’s market rate system) were 1.67% for three months, 1.69% for six months, 1.73% for one year, 1.78% for two years, 1.84% for three years and 2.02% for five years. As of the same date, Shinhan Bank’s reference rate was 5.75%. The reference rate refers to the base lending rate used by Shinhan Bank and is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

Transaction cost reflects the standardized transaction cost assigned to each loan product and other miscellaneous costs, including contributions to the Credit Guarantee Fund, and education taxes. The Credit Guarantee Fund is a statutorily created entity that provides credit guarantees to loans made by commercial banks and is funded by mandatory contributions from commercial banks in the amount of approximately 0.35% of all loans (excluding certain loans such as facility loans) made by them.

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

Other Banking Services

Other banking businesses carried on by Shinhan Bank include treasury business (including internal asset and liability management and other non-deposit funding activities), trading of, and investment in, debt securities and, to a lesser extent, equity securities for its own accounts, derivative trading activities, as well as managing back-office functions.

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

Derivatives Trading

Shinhan Bank provides to its customers, and to a limited extent, trades for its proprietary accounts, a range of derivatives products, which include:

•	interest rate swaps, options, and futures relating to Korean Won interest rate risks and LIBOR risks, respectively;

•	cross-currency swaps, largely for Korean Won against U.S. Dollars, Japanese Yen and Euros;

•	equity and equity-linked options;

•	foreign currency forwards, options and swaps;

•	commodity forwards, swaps and options;

•	credit derivatives; and

•	KOSPI 200 indexed equity options.

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount were ~~W~~122,842 billion, ~~W~~106,498 billion and ~~W~~132,785 billion in 2013, 2014 and 2015, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to enter into derivatives contracts to hedge their risk exposure and entering into back-to-back derivatives to hedge Shinhan Bank’s risk exposure that results from such client contracts.

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

As of December 31, 2013, 2014 and 2015, Shinhan Bank had total trust assets of ~~W~~26,342 billion, ~~W~~30,986 billion, and ~~W~~37,304 billion respectively, comprised principally of securities investments of ~~W~~5,195 billion, ~~W~~6,239 billion, and ~~W~~7,688 billion respectively; real property investments of ~~W~~4,723 billion, ~~W~~5,913 billion, and ~~W~~7,576 billion respectively; and loans with an aggregate principal amount of ~~W~~466 billion, ~~W~~434 billion, and ~~W~~454 billion respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2013, 2014 and 2015, debt securities accounted for 18.3%, 18.9% and 19.2%, respectively, and equity securities constituted 1.4%, 1.3% and 1.4%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2013, 2014 and 2015, approximately 54.5%, 57.9% and 53.3%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ~~W~~16,830 billion, ~~W~~19,591 billion and ~~W~~24,093 billion as of December 31, 2013, 2014 and 2015, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2013, 2014 and 2015, Shinhan Bank’s variable rate trust accounts amounted to ~~W~~13,531 billion, ~~W~~16,121 billion and ~~W~~20,443 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to ~~W~~3,298 billion, ~~W~~3,469 billion and ~~W~~3,649 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts. Shinhan Bank also offers an insignificant amount of guaranteed fixed rate trust products (amounting to ~~W~~1.0 billion, ~~W~~1.0 billion and ~~W~~1.0 billion as of December 31, 2013, 2014 and 2015, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return. These products are carry-overs from past offerings, and Shinhan Bank no longer offers guaranteed fixed rate trust products.

Credit Card Services

Products and Services

We currently provide our credit card services principally through our credit card subsidiary, Shinhan Card, and to a limited extent, Jeju Bank.

Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•	credit card services, which involve providing cardholders with credit up to a preset limit to purchase products and services. Repayment for credit card purchases may be made either (i) on a lump-sum basis, namely, in full at the end of a monthly billing cycle or (ii) on a revolving basis subject to a minimum monthly payment. The minimum monthly payment for holders of credit cards issued before December 30, 2014 is the lessor of (x) 5% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) ~~W~~30,000. The minimum monthly payment for holders of credit cards issued on or after December 30, 2014 is the lesser of (x) 10% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) ~~W~~50,000. Currently, the outstanding credit card balance subject to the revolving basis payments generally accrues interest at the effective annual rates of approximately 5.44% to 24.94%.

•	cash advances, which enable the cardholders to withdraw cash subject to a preset limit from an ATM machine or a bank branch. Repayments for cash advances may be made either on a lump-sum basis or, in the case of credit cards issued before December 30, 2014, on a revolving basis. Currently, the lump-sum cash advances generally accrue interest at the effective annual rates of approximately 6.14% to 26.64% and the revolving cash advances generally accrue interest at a minimum rate of (x) 5% to 20% of the outstanding balance (depending on the cardholder’s credit) or (y) ~~W~~30,000.

•	installment purchases, which provide customers with an option to purchase products and services from select merchants on an installment basis for which repayments must be made in equal amounts over a fixed term generally ranging from two months to 24 months, and for certain limited types of cards, up to 36 months. Currently, the outstanding installment purchase balances generally accrue interest at the effective annual rates of approximately 9.5% to 20.9%.

•	card loans, which enable cardholders to receive, up to a preset limit, a loan which is generally unsecured. Repayment of card loans is made generally by (i) repaying principal and interest in equal amounts on an installment basis over a fixed term of two to 36 months, (ii) repaying the principal and interest amounts in full at maturity, or (iii) making interest-only payments during the initial grace period of either three months or six months and repaying the principal and interest amounts on a monthly installment basis over the remaining period of typically two to 30 months. Currently, the outstanding card loan balances generally accrue interest at the effective annual rates of approximately 6.3% to 24.7%. Delinquent credit card receivables can also be restructured into loans, which we classify as card loans, and these loans generally accrue interest at the effective annual rates of approximately 17.0% to 27.8% over a fixed term whose maximum is 72 months.

Shinhan Card derives revenues from annual membership fees paid by credit cardholders, interest charged on credit card balances, fees and interest charged on cash advances and card loans, interest charged on late and deferred payments and merchant fees paid by retail and service establishments. Merchant fees and interest on cash advances constitute the largest source of revenue.

The annual membership fees for credit cards vary depending on the type of credit card and the benefits offered thereunder. For standard credit cards and most of the affinity and co-branded cards, Shinhan Card charges an annual membership fee ranging from ~~W~~2,000 to ~~W~~1,000,000 per credit card, depending on the type of the card and the cardholder profile. Certain government affinity cards have no annual membership fee. If Shinhan Card’s customers make cash advances using ATMs of a financial institution other than Shinhan Card, Shinhan Card also charges a usage fee for such cash advances in an amount equivalent to the fees charged by such financial institution for the use of its ATM plus costs to cover Shinhan Card’s related administration expenses.

Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card levies a late charge in lieu of the interest rates applicable prior to default. The late charge rate currently ranges from 23.0% to 27.9% per annum.

Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to the regulatory limit of 2.5% of the purchased amount depending on the merchant used, with the average charge for credit cards being 1.85% in 2015. For small- and medium-sized merchants, the applicable regulations impose reduced fee rates of 0.8% (in the case of merchants with annual sales of ~~W~~200 million or less) and 1.3% (in the case of merchants with annual sales of more than ~~W~~200 million and up to ~~W~~300 million), respectively, of the purchased amount.

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

In addition to credit card services, Shinhan Card also offers check cards, which are similar to debit cards in the United States and many other countries, to retail and corporate customers. A check card can be used at any of the merchants that accept credit cards issued by Shinhan Card and the amount charged to a check card is directly debited from the cardholder’s designated bank account. Check cards have a low risk of default and involve minimal funding costs. Although Shinhan Card does not charge annual membership fees on check cards, merchants are charged fees on the amount purchased using check cards at a rate between 0.50% and 2.50%, depending on the type of business, which is lower than the corresponding fee charged for credit card use.

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

	As of December 31,
	2013	2014	2015
	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	13,493	12,578	12,163
Personal accounts	13,385	12,468	12,052
Corporate accounts	108	110	111
Active ratio(2)	93.7%	97.1%	97.9%
Number of merchants	2,392	2,491	2,513

Notes:

(1)	Represents the number of cardholders whose card use is not subject to suspension or termination as of the relevant date.
(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers to facilitate purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 2.0% of Shinhan Card’s total operating revenue in 2015. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card historically charged, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Initial financing fees charged in connection with installment finance products for new cars, however, were abolished effective March 2, 2013 pursuant to the Financial Consumer Report (Automobile Financings) issued by the Financial Supervisory Service on January 29, 2013. Shinhan Card has installment financing arrangements with over 10,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

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

Auto Lease

Shinhan Card currently provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 0.8% of Shinhan Card’s total operating revenue in 2015.

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

As of December 31, 2015, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 5.92% (consisting of 2.83% in the retail segment, 0.58% in the institutional segment and 2.51% in the international segment) in terms of total brokerage volume, ranking third among securities firms in Korea. As of the same date, according to internal data, Shinhan Investment held the second largest annual market share in the options brokerage segment and the third largest annual market share in the KOSPI 200 futures segment of 5.90% and 5.69%, respectively, in terms of total brokerage volume with respect to these products.

Products and Services

Shinhan Investment provides principally the following services:

•	retail client services. These services include equity and bond brokerage, investment advisory and financial planning services to retail customers, with a focus on high net worth individuals. The fees generated include brokerage commissions for the purchase and sale of securities, asset management fees, interest income from credit extensions (including in the form of stock subscription loans), margin transaction loans and loans secured by deposited securities.

•	institutional client services:

•	brokerage services. These services include brokerage of stocks, corporate bonds, futures and options provided to Shinhan Investment’s institutional and international customers and sale of institutional financial products. These services are currently supported by a team of approximately 82 research analysts that specialize in equity, bonds and derivatives research.

•	investment banking services. These services include a wide array of investment banking services to Shinhan Investment’s corporate customers, such as domestic and international initial public offerings, mergers and acquisitions advisory services, bond issuances, underwriting, capital increase, asset-backed securitizations, issuance of convertible bonds and bonds with warrants, structured financing, issuance of asset-backed commercial papers and project financings involving infrastructure, real estate and shipbuilding.

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

With respect to investment banking services, Shinhan Investment concentrates on equity capital markets, debt capital markets, project finance and mergers and acquisitions. To a limited extent, Shinhan Investment also engages in private equity investments through formation of private equity funds by soliciting investors on a private placement basis. To better serve its international customers, Shinhan Investment has established three overseas service centers in Hong Kong, New York and Vietnam. In July 2015, we acquired a 100% stake in Nam An Securities, a Vietnamese securities services firm that provides investment banking and asset management services.

Life Insurance Services

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides its services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. As of December 31, 2013, 2014 and 2015, Shinhan Life Insurance had total assets of ~~W~~19,379 billion, ~~W~~21,940 billion and ~~W~~24,545 billion and net profits of ~~W~~76 billion, ~~W~~81 billion and ~~W~~100 billion, respectively. In 2016, we expect the life insurance industry to continue to be adversely affected by recent unfavorable changes in applicable regulations, such as the lowering of the cap on deferral of expenses incurred in connection with new insurance contracts, which regulations were implemented in 2013, and to the extent the low interest rate environment persists, we expect Shinhan Life Insurance to experience limited growth, if any, in net profit.

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

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, a joint venture with BNP Paribas Investment Partners, of which we and BNP Paribas Investment Partners hold 65:35 interests, respectively. Shinhan BNP Paribas Asset Management ranked fifth among asset managers in Korea in terms of assets under management as of December 31, 2015, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a joint venture with BNP Paribas Investment Partners, we believe Shinhan BNP Paribas Asset Management derives significant benefits from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2015, Shinhan BNP Paribas Asset Management had assets under management amounting to approximately ~~W~~37,808 billion. To a limited extent, Shinhan Investment also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”

In 2016, we expect the activity level in the asset management industry, including fund formation activities, to remain similar to 2015 due to uncertainties surrounding the domestic and international economy. The sustained low interest rate environment and continuing sluggishness in the general economy has led to lower expected returns for financial investments, and we therefore do not expect a significant increase in investments in domestic equity/fixed income funds and other traditional investment products. However, we expect an increased interest in globally diversified investment portfolios due to an increasing demand for broader asset allocation amidst continuing uncertainty in the financial markets.

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

Regional Banking

We provide regionally focused commercial banking services, primarily in Jeju Island of Korea, through a majority-owned banking subsidiary, Jeju Bank. Jeju Bank provides retail banking, corporate banking, treasury and trust account management services through a network of 38 branches as of December 31, 2015.

Savings Banking

Through Shinhan Savings Bank, we provide savings banking services in accordance with the Mutual Savings Bank Act to customers that generally would not, due to their credit profile, qualify for our commercial banking services or who seek higher returns on their deposits than those offered by our commercial banking subsidiaries. Established in December 2011, Shinhan Savings Bank offers savings and other deposit products with relatively higher interest rates and loans (usually in relatively small amounts and on customer-tailored terms and including loans for which we receive credit support from the Government) primarily to small- to medium-sized enterprises and low income households who would not generally qualify for our commercial banking services. Shinhan Savings Bank has assumed the assets and liabilities of Tomato Savings Bank, which we acquired in January 2012, and has merged into Yehanbyoul Savings Bank, which we acquired in March 2013, with Yehanbyoul Savings Bank as the surviving entity with its name changed to Shinhan Savings Bank. Both Tomato Savings Bank and Yehanbyoul Savings Bank were facing liquidity troubles due to difficulties in the real estate project financing business as a result of the prolonged slump in the Korean real estate market at the time we acquired them. We closely monitor the business activities and product offerings of Shinhan Savings Bank to ensure its financial soundness.

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

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2015.

Distribution Channels in Korea(1)	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Investment	Shinhan Life Insurance	Total

Seoul metropolitan	371	2	6	54	50	483
Gyeonggi province	200	—	4	18	33	255
Six major cities:	169	1	7	22	52	251
Incheon	56	—	1	3	15	75
Busan	39	1	2	6	14	62
Gwangju	13	—	1	3	8	25
Daegu	28	—	1	4	6	39
Ulsan	13	—	1	3	2	19
Daejeon	20	—	1	3	7	31

Sub-total	740	3	17	94	135	989

Others	159	35	11	14	52	271

Total	899	38	28	108	187	1,260

Note:

(1)	Includes our main office and those of our subsidiaries.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2015, Shinhan Bank’s branch network in Korea comprised of 900 service centers, consisting of our headquarters, 668 retail banking service centers, nine corporate banking service centers primarily designed to serve large corporate customers and 222 hybrid banking branches designed to serve retail as well as small-business corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers.

Retail Banking Channels

In Korea, many retail transactions are conducted in cash or with credit cards, and conventional checking accounts are generally not offered or used as widely as in other countries such as the United States. An extensive retail branch network has traditionally played an important role as the main platform for a wide range of banking transactions. However, a growing number of customers are turning to other service channels to meet their banking needs, such as Internet banking, mobile banking and other forms of non-face-to-face platforms. In response to such changes, Shinhan Bank has recently been focused on reorganizing its retail branch network, including shifting, merger or closure of certain branches that are considered redundant.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers In December 2015, Shinhan Bank introduced a new generation of automated self-service machines called “digital kiosks,” which are currently being test-run at 17 branches in the Seoul metropolitan area. These digital kiosks feature biometric authentication technology and can perform a wide range of services that are unavailable through traditional ATMs, such as opening new accounts, issuance of debit and check cards, foreign currency exchange and overseas remittance of foreign currency. As of December 31, 2015, Shinhan Bank had 6,816 ATMs, three cash dispensers and 24 digital kiosks. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2015, automated banking machine transactions accounted for a substantial portion of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Electronic Banking

Shinhan Bank’s Internet banking services are more comprehensive than those available at the counter, including such services as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Shinhan Bank also offers mobile banking services in order to enable customers to make speedy, convenient and secure banking transactions using mobile phones. As of December 31, 2015, Shinhan Bank had approximately 15,321,000 subscribers to its Internet banking services and approximately 10,027,000 users of its smart banking apps, representing an increase of 7.1% and 16.5%, respectively, compared to December 31, 2014. Shinhan Bank continues to experience a rise in the number of online and mobile banking users. Shinhan Bank began offering online and mobile banking initially with a view to saving costs rather than increasing revenues, but is currently exploring ways to leverage the possibility of increase revenues through online and mobile banking given that these services offer customers with easier and more convenient access to banking services without limitations of time and space as well as offer tailored and customized service to each customer. In December 2015, Shinhan Bank launched “Sunny Bank,” a new mobile platform that is more user friendly and easier to access than the previous platform. Sunny Bank utilizes non-face-to-face identity authentication technology, which allows users to open new bank accounts, apply for loans and use other services through the Sunny Bank mobile application without having to visit a physical bank branch.

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2015.

Business Unit	Location	Year Established or Acquired
Subsidiaries

Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH(1)	Frankfurt, Germany	1994
Shinhan Bank America	New York, U.S.A.	2003
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Khmer Bank PLC	Phnom Penh, Cambodia	2007
Shinhan Bank Kazakhstan Limited	Almaty, Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(2)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(3)	Ho Chi Minh City, Vietnam	2011
PT Bank Metro Express	Jakarta, Indonesia	2015
PT Centratama Nasional Bank	Surabaya, Indonesia	2015

Business Unit	Location	Year Established or Acquired
Banco Shinhan de Mexico(4)	Mexico City, Mexico	2015

Branches

New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Kancheepuram	India	2014
Pune	India	2014
Manila	Philippines	2015
Dubai	United Arab Emirates	2015

Representative Offices

Mexico	Mexico City, Mexico	2008
Uzbekistan	Tashkent, Uzbekistan	2009
Myanmar	Yangon, Myanmar	2013
Poland(1)	Wroclaw, Poland	2014

Notes:

(1)	Shinhan Bank Europe GmbH established a representative office in Poland in 2014.
(2)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.
(3)	Prior to the establishment of this subsidiary in 2011, Shinhan Bank provided banking services in Vietnam through a branch since 1995.
(4)	Banco Shinhan de Mexico obtained a preliminary license in August 2015. As of the date of this annual report, Banco Shinhan de Mexico’s application for full business license is pending.

Currently, our overseas subsidiaries and branches are primarily engaged in trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets, as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers. In the future, as part of our globalization efforts, we plan to expand our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets and in 2011 merged two of our Vietnam banking subsidiaries in order to enhance our presence and enable greater flexibility in its service offerings in these markets. We plan to maintain our focus on organic growth, while we may selectively pursue acquisitions in markets where it is difficult to obtain local banking licenses through greenfield entry. In furtherance of this objective, Shinhan Bank acquired a 97.8% stake in Bank Metro Express and a 75% stake in Centratama Nasional Bank, two commercial banks in Indonesia, in November and December 2015, respectively. We are currently contemplating the combination of the two banks with the goal of facilitating its penetration into the emerging Indonesian market. Shinhan Bank also opened additional branches in the Philippines and United Arab Emirates in the second half of 2015 and established a local subsidiary in Mexico in October 2015, and is planning to open an additional branch in Australia in 2016. We plan to continue our efforts to expand our overseas banking service network and global operations.

Credit Card Distribution Channels

Shinhan Card primarily uses three distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, and (iii) business partnerships and affiliations with vendors.

The branch network for our credit card operations consisted of 899 branches as of December 31, 2015 of Shinhan Bank and 28 card sales branches of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2015, the number of new cardholders acquired through our banking distribution network accounted for approximately 23% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2015, and the number of new cardholders acquired through sales agents accounted for approximately 52% of the total number of Shinhan Card’s new cardholders in 2015. As of December 31, 2015, Shinhan Card had 2,888 sales agents, who were independent contractors. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is generally tied to the transaction volume of the customers introduced by them, and we believe this system helps to enhance profitability.

As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a number of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers. Shinhan Card plans to continue to leverage its alliances with such vendors to attract new cardholders.

In November 2014, as an initial step to exploring potential opportunities overseas, Shinhan Card established its first overseas subsidiary in Kazakhstan, LLP MFO Shinhan Finance, as Kazakhstan was deemed to have relatively low entry barriers to foreign financial institutions, high growth potential for retail operations and the possibility of leveraging Shinhan Bank’s network. LLP MFO Shinhan Finance, a wholly-owned subsidiary of Shinhan Card, obtained its business license in the first half of 2015 and commenced its operations in July 2015 including installment financing and credit loans. It is expected to offer additional services such as financing leases beginning in 2017.

In December 2015, Shinhan Card acquired a majority stake in PT Swadharma Indotama Finance, a multi finance company in Indonesia, and changed its legal name to PT Shinhan Indo Finance. PT Shinhan Indo Finance engages in retail operations including installment financing and financial leases and is expected to obtain its credit card business license by the end of 2016 to offer credit card services.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2015, Shinhan Investment had 108 service centers nationwide, and three overseas subsidiaries based in Hong Kong, New York and Vietnam to service our corporate customers.

Approximately 50% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Investment and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. Shinhan Life Insurance, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2015, Shinhan Life Insurance had 187 branches and 11 customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

Information Technology

We dedicate substantial resources to maintaining a sophisticated information technology system to support our operations management and provide high quality customer service. Our information and technology system is operated at a group-wide level based on comprehensive group-wide information collection and processing. We also operate a single group-wide enterprise information technology system known as “enterprise data warehouse” for customer relations management capabilities, risk management systems and data processing. We continually upgrade our group-wide information technology system in order to apply the best-in-class technology to our risk management systems to reflect the changes in our business environment as well as enhance differentiation from our competitors.

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

At the subsidiary level, we also continue to upgrade the information technology systems for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary and thereby bolster their respective competitiveness, including with respect to electronic and mobile banking (including by means of smartphones), online consultation, expanded sales services and customized informational services. In addition, we have recently strengthened our indirect service channels through a major upgrade of the corporate online banking services and expansion of mobile phone-based product offerings and sales and service networks in light of the growing base of customers who increasingly access financial services through their mobile phones. We also established in April 2015 a new credit evaluation system with enhanced precision in assessing the creditworthiness of our corporate customers, which has enabled us to manage our credit risk more effectively. Furthermore, we have expanded, and will continue to expand, our information technology systems to support the sales and operational capabilities of our overseas subsidiaries and branches through a global customer management system as well as provide country-specific financial services.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Association of Agriculture and Fisheries, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2015, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 40 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means, although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. In addition, the Government regulations adopted in 2012 mandating lower merchant fees chargeable to small- and medium-sized enterprises (which are subject to revision every three years) and the Government guidelines issued in 2013 suggesting lower standard interest rates for cash advances and card loans have reduced, and are likely to continue to limit, the revenues of credit card companies, including Shinhan Card. Most recently, in November 2015, the Government announced a further reduction in the merchant fees chargeable to small- and medium-sized enterprises with effect from January 31, 2016, and this is expected to place downward pressure on Shinhan Card’s results of operations for 2016 and beyond. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Hanmi Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005, Chohung Bank’s merger with Shinhan Bank in 2006, and Hana Financial Group’s acquisition of Korea Exchange Bank in 2012 and the resulting merger of Hana Bank and Korea Exchange Bank in September 2015. Moreover, in 2014, pursuant to the implementation of the Government’s privatization plan with respect to Woori Finance Holdings (now merged into Woori Bank) and its former subsidiaries, Woori Financial, Woori Asset

Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In 2015, the Government decided to sell a 30% to 40% interest in Woori Bank to multiple investors in separate blocks ranging from 4% to 10% each. Although such attempts have stalled, most recently in January 2016 when discussions with three Saudi Arabian sovereign funds broke off, the Government is expected to continue efforts to sell minority stakes of Woori Bank. In addition, in October 2014, the Government’s ownership interest in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group (now BNK Financial Group), respectively. In the securities brokerage sector, Mirae Asset agreed in January 2016 to acquire KDB Daewoo Securities, which, if successfully consummated, will create the largest brokerage company in Korea by assets. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. From early 2009, financial investment companies with a dealing license and/or brokerage license are allowed to provide secondary services in connection with securities investments such as settlement and remittance services relating to customer deposits. In addition, in the second half of 2015, the Financial Services Commission began to take steps to adopt the “account switch service,” which allows customers to manage or switch their automatic payment transfer accounts in a more convenient way. For example, the Financial Services Commission introduced the integrated automatic payment transfer management system, which enables customers to change the bank account through which automatic payment transfers are made by following simple steps online or visiting a bank branch, with the banks being responsible for implementing the change should the customer decide to switch banks. Prior to the introduction of the account switch service, customers had the onus of making arrangements with each of the involved banks as well as the payment recipient to make the change. Under the new system, it is expected that customers will find it easier to switch from one bank to another. Currently, the service only applies to limited types of payment transfers, but the Financial Services Commission plans to expand the service with respect to all types of payment transfers by June 2016. Furthermore, effective March 2016, the Financial Services Commission introduced the ISA system, as part of its efforts to lower the regulatory barrier between the banking and securities sectors. The ISA is an integrated account that enables account holders to manage a number of different financial products, including cash deposits, funds and securities investment accounts, from a single account, the income from which will be eligible for tax benefits. Since this new system does not allow an individual to hold multiple ISA accounts, competition among banks and securities firms to retain existing customers and attract new customers is expected to intensify. As a result, Shinhan Bank may face difficulties in increasing or retaining its deposits, which in turn may result in an increase in its cost of funding and a decrease in its settlement and remittance service fee revenue. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. Also, widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to competitive threat to the existing credit card service providers, including our credit card subsidiary. In addition, the Government recently announced its plans to allow Internet-only banks to operate in Korea. As of the date hereof, two business consortiums, Kakao consortium and KT consortium, have been granted preliminary permission by the Government to operate Internet-only banks. These consortiums are expected to apply for final permission during the second half of 2016 and commence operations within six months of the final permission being granted by the Government. Internet-only banks may have advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, whose minimum requirements were phased in sequentially from December 1, 2013 through full implementation by January 1, 2015, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission is currently implementing the Basel III requirements relating to liquidity coverage ratio and capital conservation buffer, each of which will be fully phased in by January 1, 2019. Furthermore, the Financial Services Commission announced that it would implement the Basel III requirements relating to countercyclical capital buffer, which was initially set at 0% on March 30, 2016 but may be subject to change upon quarterly review by the Financial Services Commission. However, there is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry

If, despite our efforts to adapt to the changing macroeconomic environment and comply with new regulations, we are unable to compete effectively in the changing business and regulatory environment, our profit margin and market share may erode and our future growth opportunities may become limited, which could adversely affect our business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Relating to Our Overall Business — Competition in the Korean financial services industry is intense, and may further intensify” and “Item 4.B. Business Overview — Supervision and Regulation — Financial Investment Services and Capital Markets Act.”

Description of Assets and Liabilities

Loans

As of December 31, 2015, our total gross loan portfolio was ~~W~~248,429 billion, which represented an increase of 11.0% from ~~W~~223,879 billion at December 31, 2014. The increase in our portfolio primarily reflects a 10.82% increase in corporate loans and a 13.1% increase in retail loans.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2011		2012		2013		2014		2015
	(In billions of Won)
Corporate
Corporate loans(1)	~~W~~	98,598	~~W~~	101,162	~~W~~	102,823	~~W~~	112,145	~~W~~	125,155
Public and other(2)		4,930		3,107		2,525		2,135		2,191
Loans to banks(3)		2,557		4,557		6,103		4,684		4,653
Lease financing		1,639		1,699		1,721		1,844		1,875

Total — Corporate		107,724		110,525		113,172		120,808		133,874

Retail
Mortgages and home equity		44,399		46,130		46,908		50,652		54,983
Other retail(4)		25,052		28,407		30,242		34,278		41,035

Total — Retail		69,451		74,537		77,150		84,930		96,018

Credit cards		17,880		17,854		17,665		18,141		18,537

Total loans(5)	~~W~~	195,055	~~W~~	202,916	~~W~~	207,987	~~W~~	223,879	~~W~~	248,429

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.
(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.
(3)	Consists of interbank loans and call loans.
(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.
(5)	As of December 31, 2011, 2012, 2013, 2014 and 2015, approximately 88.8%, 89.6%, 90.0%, 89.1% and 89.4% of our total gross loans, respectively, were Won-denominated.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”) .

Twenty Largest Exposures by Individual Borrower

As of December 31, 2015, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~45,520 billion. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2015.

	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
The Bank of Korea	~~W~~	3,430	~~W~~	—	~~W~~	6,858	~~W~~	—	~~W~~	—	~~W~~	10,288	~~W~~	—
Ministry of Strategy and Finance		—		—		7,970		—		—		7,970		—
Korea Development Bank		16		55		5,382		—		—		5,453		—
Korea Housing Finance Corporation.		—		—		4,963		—		—		4,963		—
Industrial Bank of Korea.		568		—		1,390		—		—		1,958		—
Korea Deposit Insurance Corporation.		—		—		1,914		—		—		1,914		—
Hyundai Heavy Industries Co., Ltd.		47		33		1		1,261		—		1,342		—
Samsung Electronics Co., Ltd.		—		1,134		15		—		—		1,149		—
Samsung Heavy Industries Co., Ltd		150		4		10		901		—		1,065		—
Kookmin Bank.		475		—		562		—		—		1,037		—
Korea Securities Finance Corporation.		125		—		869		—		—		994		—
Woori Card Co., Ltd		199		59		731		1		—		990		—
Korea Land & Housing Corporation		—		—		949		—		—		949		—
Nonghyup Bank.		348		12		547		6		—		913		—
Hyundai Steel Co., Ltd		675		43		41		41		—		800		—
Export-Import Bank of Korea		—		—		790		6		—		796		—
Hotel Lotte Co., Ltd.		—		398		149		241		—		788		—
Hyundai Samho Heavy Industries Co., Ltd		2		56		—		713		—		771		—
KEB Hana Bank		137		32		553		—		—		722		—
LG Electronics Inc.		48		55		77		478		—		658		—

Total	~~W~~	6,220	~~W~~	1,881	~~W~~	33,771	~~W~~	3,648	~~W~~	—	~~W~~	45,520	~~W~~	—

Exposure to Main Debtor Groups

As of December 31, 2015, our total exposure to the main debtor groups as identified by the Governor of the Financial Supervisory Service amounted to 31,835 billion. The main debtor groups are largely comprised of chaebols. The following table shows, as of December 31, 2015, our total exposures to the ten main debtor groups to which we have the largest exposure.

Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Amounts of Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Samsung	~~W~~	424	~~W~~	1,857	~~W~~	666	~~W~~	1,523	~~W~~	—	~~W~~	4,470	~~W~~	—
Hyundai Motors		1,437		1,407		1,161		278		—		4,283		—
Lotte		410		1,040		1,293		484		2		3,229		—
Hyundai Heavy Industries		206		144		31		2,576		—		2,957		1
SK		469		377		901		1,133		—		2,880		—
LG		463		464		306		757		—		1,990		—
LS		193		366		171		740		—		1,470		—
Hanwha		625		238		215		231		—		1,309		—
GS		380		97		342		154		—		973		—
Hyosung		238		490		33		150		—		911		—

Total	~~W~~	4,845	~~W~~	6,480	~~W~~	5,119	~~W~~	8,026	~~W~~	2	~~W~~	24,472	~~W~~	1

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2015.

Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing	~~W~~	39,569	29.6%
Real estate, leasing and service		19,236	14.4
Retail and wholesale		16,250	12.1
Finance and insurance		10,459	7.8
Hotel and leisure		5,904	4.4
Transportation, storage and communication		4,005	3.0
Construction		2,820	2.1
Other service(1)		12,486	9.3
Other(2)		23,145	17.3

Total	~~W~~	133,874	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Maturity Analysis

The following table sets out the scheduled maturities (presented in terms of time remaining until maturity) of our loan portfolio as of December 31, 2015. The amounts below are before deduction of attributable loan loss reserves. In the case of installment payment loans, maturities have been adjusted to take into account the timing of installment payments.

	As of December 31, 2015
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Years(1)		Total
	(In billions of Won)
Corporate:
Corporate loans	~~W~~	88,295	~~W~~	31,501	~~W~~	5,359	~~W~~	125,155
Public and other		1,556		511		124		2,191
Loans to banks		4,006		480		167		4,653
Lease financing		696		1,177		2		1,875

Total corporate	~~W~~	94,553	~~W~~	33,669	~~W~~	5,652	~~W~~	133,874

Retail:
Mortgage and home equity	~~W~~	8,026	~~W~~	12,283	~~W~~	34,674	~~W~~	54,983
Other retail		27,559		10,990		2,486		41,035

Total retail	~~W~~	35,585	~~W~~	23,273	~~W~~	37,160	~~W~~	96,018

Credit cards	~~W~~	16,465	~~W~~	1,848	~~W~~	224	~~W~~	18,537

Total loans	~~W~~	146,603	~~W~~	58,790	~~W~~	43,036	~~W~~	248,429

Note:

(1)	Includes overdue loans.

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

Interest Rate Sensitivity

The following table presents a breakdown of our loans in terms of interest rate sensitivity as of December 31, 2015.

	As of December 31, 2015
	Due Within 1 Year(1)		Due After 1 Year		Total
	(In billions of Won)
Fixed rate loans(1)	~~W~~	70,135	~~W~~	43,434	~~W~~	113,569
Variable rate loans(2)		76,468		58,392		134,860

Total loans	~~W~~	146,603	~~W~~	101,826	~~W~~	248,429

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.
(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

Interest foregone is interest due on nonaccrual loans that has not been accrued in our books of account. In 2011, 2012, 2013, 2014 and 2015 we would have recorded gross interest income of ~~W~~131 billion, ~~W~~163 billion, ~~W~~119 billion, ~~W~~113 billion and ~~W~~79 billion respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2011, 2012, 2013, 2014 and 2015 were ~~W~~66 billion, ~~W~~70 billion, ~~W~~58 billion, ~~W~~53 billion and ~~W~~39 billion, respectively.

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

	As of December 31,
	2011		2012		2013		2014		2015
	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Corporate	~~W~~	1,621	~~W~~	1,642	~~W~~	1,660	~~W~~	1,358	~~W~~	1,235
Retail		239		416		217		233		228
Credit cards		152		215		108		152		93

Sub-total		2,012		2,273		1,985		1,743		1,556

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		224		245		194		183		176
Retail		482		354		436		374		316
Credit cards		576		633		524		466		399

Sub-total		1,282		1,232		1,154		1,023		891

Total	~~W~~	3,294	~~W~~	3,505	~~W~~	3,139	~~W~~	2,766	~~W~~	2,447

Note:

(1)	Represents either loans that are “troubled debt restructuring” or loans for which payment of interest and/or principal became past due by 90 days or more (adjusting for any overlap due to loans that satisfy both prongs so as to avoid double counting).

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings.” These loans mainly consist of corporate loans that have been restructured through the process of workout and recovery proceedings. See “— Credit Exposures to Companies in Workout and Recovery Proceedings.” These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

	As of December 31,
	2011		2012		2013		2014		2015
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	~~W~~	75	~~W~~	173	~~W~~	71	~~W~~	173	~~W~~	244
Loans classified as “troubled debt restructurings” (including nonaccrual and past due loans)	~~W~~	1,009	~~W~~	868	~~W~~	756	~~W~~	635	~~W~~	714

The following table presents, for the periods indicated and with respect to the restructured loans, the amounts that would have been recorded as our interest income under the original contract terms of the restructured loans, and the amounts that were actually recorded as our interest income for such loans under the restructured contractual terms of such loans.

	2011		2012		2013		2014		2015
	(In billions of Won)
Interest income under the original contractual terms of the restructured loans(1)	~~W~~	42	~~W~~	74	~~W~~	68	~~W~~	21	~~W~~	22
Interest income under the restructured contractual terms of the restructured loans(1)	~~W~~	14	~~W~~	20	~~W~~	15	~~W~~	12	~~W~~	6

Note:

(1)	Includes nonaccrual and past due loans.

The following table presents a breakdown of the outstanding balance and specific allowance for loan losses as of December 31, 2011, 2012, 2013, 2014 and 2015 of corporate loans classified as “troubled debt restructurings” (including nonaccrual and past due loans) by the type of restructuring to which such loans are subject.

	As of December 31,
	2011				2012				2013				2014				2015
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Workout	~~W~~	752	~~W~~	351	~~W~~	683	~~W~~	276	~~W~~	571	~~W~~	266	~~W~~	476	~~W~~	471	~~W~~	506	~~W~~	215
Recovery Proceedings		250		38		185		20		185		75		159		144		208		63
Others(1)		7		5		—		—		—		—		—		—		—		—

Total	~~W~~	1,009	~~W~~	394	~~W~~	868	~~W~~	296	~~W~~	756	~~W~~	341	~~W~~	635	~~W~~	615	~~W~~	714	~~W~~	278

Note:

(1)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).

The following table presents the outstanding balance and specific allowance for loan losses as of December 31, 2011, 2012, 2013, 2014 and 2015 of retail loans (including nonaccrual and past due loans) subject to credit rehabilitation programs for retail borrowers. All such loans became modified under credit rehabilitation programs and became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral. For more information on the credit rehabilitation program, see “— Credit Exposures to Companies in Workout and Recovery Proceedings — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

	As of December 31,
	2011				2012				2013				2014				2015
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Retail loans subject to credit rehabilitation programs(1):	~~W~~	68	~~W~~	54	~~W~~	60	~~W~~	46	~~W~~	41	~~W~~	30	~~W~~	45	~~W~~	27	~~W~~	61	~~W~~	40

Note:

(1)	Includes nonaccrual and past due loans.

The following table presents, as of the dates indicated and with respect to corporate loans, the amounts of restructured loans that were considered impaired and classified as nonaccrual pursuant to our general interest accrual policy as described in “— Accrual Policy for Restructured Loans.” The table also presents, for the periods indicated and with respect to corporate loans, the amounts of total charge-off on restructured loans and the amounts of charge-off as part of debt-to-equity conversions

	As of and for the year ended December 31,
	2011		2012		2013		2014		2015
	(In billions of Won)
Impaired and nonaccrual restructured loans	~~W~~	934	~~W~~	695	~~W~~	685	~~W~~	462	~~W~~	470
Total charge-off of restructured loans	~~W~~	259	~~W~~	263	~~W~~	153	~~W~~	55	~~W~~	259
Charge-off as part of debt-to-equity conversion	~~W~~	46	~~W~~	84	~~W~~	29	~~W~~	32	~~W~~	51

Credit Exposures to Companies in Workout and Recovery Proceedings

Our credit exposures to restructuring are monitored and managed by our Corporate Credit Collection Department. As of December 31, 2015, 0.3% of our total loans, or ~~W~~714 billion (of which ~~W~~470 billion was classified as nonaccrual and ~~W~~244 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures generally takes the form of workout and recovery proceedings.

Workout

Under the old Corporate Restructuring Promotion Act, which expired on December 31, 2015, all creditors that are financial institutions were required to participate in a creditors’ committee. The old Corporate Restructuring Promotion Act was mandatorily applicable to a wide range of financial institutions in Korea, including commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under this act, the approval of financial institution creditors holding not less than 75% of the total debt outstanding of a borrower was required for such borrower’s restructuring plan, including debt restructuring and provision of additional funds, which plan would be binding on all the financial institution creditors of the borrower, provided that any financial institution creditor that disagrees with the final restructuring plan approved by the creditors’ committee has the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting financial institution creditor fail to come to an agreement, the act provided that a mediation committee consisting of seven experts be formed to resolve the matter.

The above-mentioned old Corporate Restructuring Promotion Act expired on December 31, 2015, and a new Corporate Restructuring Promotion Act, which modified and expanded the old act in several respects, was passed in the National Assembly of Korea on March 3, 2016. The new Corporate Restructuring Promotion Act has extended the definition of “borrower” subject to the act from any enterprise whose total amount of credit granted from financial institution creditors is at least ~~W~~50 billion to any enterprise that is a corporation under the Korean Commercial Code or any other entity performing commercial activities. The new Corporate Restructuring Promotion Act has also extended the definition of “creditor” who may participate in a creditors’ committee from financial institution creditors to all creditors who have claims to the borrower through granting of credit. Under the new act, the creditors that constitute the creditors’ committee shall be determined at the committee’s initial assembly based on the approval of creditors that hold 75% or more of the total debt outstanding held by creditors notified of such initial assembly. Although creditors that are not financial institutions or possess less than 1% of the total amount of claims to the borrower may not be notified of the assembly of the creditors’ committee, if such creditors wish to participate, they shall not be excluded from the committee. Also, resolutions of the creditors’ committee shall be adopted by the approval of creditors holding 75% or more of the total debt outstanding to the creditors of the committee. However, if a single creditor holds 75% or more of the total debt outstanding to the creditors of the committee, resolutions shall be adopted by a vote of 40% or more of the total number of creditors of the committee, including such single creditor. The new Corporate Restructuring Promotion Act is set to expire on June 30, 2018.

The total loan amount currently undergoing workout as of December 31, 2015 was ~~W~~506 billion.

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

As of December 31, 2015, the total loan amount subject to recovery proceedings was ~~W~~208 billion. No loan amount was subject to court receivership or composition proceedings.

Loans in the process of workout and recovery proceedings are reported as nonaccrual loans on our statements of financial position as described in “— Nonaccrual Loans and Past Due Accruing Loans” above since generally, they are past due by more than 90 days and interest does not accrue on such loans. Restructured loans that meet the definition of a troubled debt restructuring are reported as troubled debt restructurings as described above in “— Troubled Debt Restructurings.” Such restructured loans are reported as either loans or securities on our statements of financial position depending on the type of instrument we receive as a result of the restructuring.

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

Under the guidelines of the Financial Supervisory Service, Korean banks, including us, operate a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective until the end of 2016, we provided liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us.

Under the guidelines of the Financial Services Commission, Korean banks, including us, also operate a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with short-term outstanding debt. Our pre-workout program is generally available to retail borrowers meeting all of the following requirements: (i) borrowings from at least two financial institutions not exceeding ~~W~~1.5 billion in the aggregate (~~W~~1.0 billion in secured borrowings and ~~W~~0.5 billion in unsecured borrowings); (ii) payment default of more than 30 days but less than 90 days including payment default of not exceeding 30 days in case where the borrower’s annual income is not exceeding ~~W~~40 million and there was payment default of not less than 30 days, within one year prior to the application for the pre-workout program. Retail borrowers who fail any of these requirements, have previously participated in the pre-workout program or have lost eligibility in the course of participating in a previous pre-workout program are ineligible to participate in the pre-workout program.

Once a borrower is deemed to be eligible to participate in the pre-workout program, we promptly sell the collateral underlying such borrower’s secured loans to mitigate our losses, and we may restructure such borrower’s unsecured loans (regardless of their type) as follows:

•	Extension of maturity: Based on considerations of the type of loan, the total loan amount, the repayment amount and the probability of repayment, the maturity of unsecured loans may be extended by up to 10 years and maturity of secured loans may be extended by up to 20 years with a grace period not exceeding three years.

•	Interest rate adjustment: The interest rate of the loan may be adjusted to 70% of the original interest rate or 5% per annum, whichever is higher; provided that if the original interest rate is less than 5% per annum, no adjustment applies. The adjusted interest rate applies to the principal amount following any adjustment thereto as part of the pre-workout program, and no interest accrues on the interest already accrued or fees payable.

•	Debt forgiveness: Debt forgiveness under the pre-workout program is limited to (i) the default interest accrued prior to the application for the pre-workout program and (ii) the regular and default interest accrued following such application but before the approval of the program.

•	Deferral: If the foregoing three measures are deemed to be insufficient in terms of providing meaningful assistance to a qualifying borrower due to layoff, unemployment, business closure, disaster or earnings loss, loan repayment may be deferred for a maximum of one year, provided that the pre-workout committee may extend such deferral period every six months, for a period not to exceed six months, upon the borrower’s application. The deferral period is not counted toward the repayment period, and interest accrues at 3% per annum during the deferral period.

In 2015, the aggregate amount of our retail credit (including credit card receivables) provided by Shinhan Bank which became subject to the pre-working program was ~~W~~54 billion. We believe that our participation in such pre-workout program has not had a material impact on the overall asset quality of our retail loans and credit card portfolio or on our results of operations and financial condition to date.

Loan Modification Programs for Loans under Troubled Debt Restructuring

We generally offer the following types of concessions in relation to restructured loans: reduction of interest rate, forgiveness of overdue interest, extension of the term for repayment of principal, conversion of debt into equity or the combination of the foregoing. The nature and degree of such concessions vary depending on, among other things, the creditworthiness of the borrower, the size of loans being restructured, the existing terms of the loans and other factors deemed relevant by the relevant creditors’ committee. We generally do not restructure an existing loan into multiple new loans.

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2011, 2012, 2013, 2014 and 2015 by our loan modification programs, as further categorized according to the loan category and performing versus non-performing status at each fiscal year end.

December 31, 2011
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	43	~~W~~	340	~~W~~	383
Reduction of interest rate		40		213		253
Forgiveness of principal		—		1		1
Equity conversion		—		46		46
Additional lending(1)		1		97		98
Others(2)		63		165		228

Total	~~W~~	147	~~W~~	862	~~W~~	1,009

December 31, 2012
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	4	~~W~~	142	~~W~~	146
Reduction of interest rate		90		322		412
Forgiveness of principal		—		—		—
Equity conversion		3		—		3
Additional lending(1)		—		179		179
Others(2)		51		77		128

Total	~~W~~	148	~~W~~	720	~~W~~	868

December 31, 2013
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	2	~~W~~	81	~~W~~	83
Reduction of interest rate		54		283		337
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		27		169		196
Others(2)		37		103		140

Total	~~W~~	120	~~W~~	636	~~W~~	756

December 31, 2014
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	4	~~W~~	3	~~W~~	7
Reduction of interest rate		52		260		312
Forgiveness of principal		10		—		10
Equity conversion		—		—		—
Additional lending(1)		1		198		199
Others(2)		61		46		107

Total	~~W~~	128	~~W~~	507	~~W~~	635

December 31, 2015
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	87	~~W~~	87
Reduction of interest rate		119		368		487
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		4		19		23
Others(2)		87		30		117

Total	~~W~~	210	~~W~~	504	~~W~~	714

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.
(2)	Principally consists of restructured loans whose restructuring terms were not determined as of the date indicated. A loan is deemed to be subject to restructuring upon the commencement of the recovery proceedings or when the relevant creditors’ committee or our credit officer determines that the borrower will be subject to workout, and in many cases the restructuring terms for such loans are not determined at the time such loans are deemed to be subject to restructuring.

Debt-to-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to loans in the latter category, we convert a portion of such loans into equity securities following negotiation with the borrowers and charge off the remainder of such loans as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2015, our loans restructured into equity securities amounted to ~~W~~51 billion, of which ~~W~~29 billion was subsequently treated as charge-off and ~~W~~22 billion was treated as the new cost basis of the equity securities.

Debt-to-equity conversion generally has two primary benefits. One, the debt-to-equity conversion reduces the amount of loans and related interest expenses of the borrower, resulting in lesser debt burden and greater liquidity for the borrower, a greater likelihood of its exit from restructuring and the repayment of its obligations to us. Two, in the case of a successful turnaround of the borrower, we are entitled to the upside gains from the increase in the value of the equity securities so converted. Notwithstanding these benefits, however, the resulting impact from the debt-to-equity conversion on our interest income is generally not material as the loans being converted as part of restructuring are generally deemed to be uncollectible regardless any modification of terms. As for the impact on our asset classification, we generally apply the same asset classification standards to both non-restructured and restructured loans. As for restructured loans, we also consider additional factors such as the borrower’s adherence to its business plans and execution of the self-help measures, among others, to the extent applicable. In consideration of such criteria, we generally classify loans subject to workout as “precautionary.” For a general discussion of our loan classifications, see “— Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

Potential Problem Loans

In 2012, in order to enable a more systematic and real-time monitoring of loans with a significant potential of non-repayment, we have upgraded our “early warning system.” This system enables our management to determine potential problem loans to include all loans which have caused our management to have serious doubt as to the ability of the borrowers to comply with their respective loan repayment terms.

We classify potential problem loans as loans that are designated as “early warning loans” and reported to the Financial Supervisory Service. The “early warning loans” designation applies to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem loans on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Supervisory Service. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Supervisory Service, we consider this to be an indication of serious doubt as to such borrower’s ability to comply with repayment terms in the near future. As of December 31, 2015, we had ~~W~~771 billion of potential problem loans.

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

We consider a credit card or card loan to be delinquent if payment on such account is not received when first due and the amount outstanding is greater than ~~W~~10,000. Our general policy is to be proactive in its collection procedures. We believe that card accounts which are in early stages of delinquency are easier to collect than those accounts which have been delinquent for a longer period of time and, therefore, we emphasize collections at an early stage of delinquency although we increase the level of collection efforts as the delinquency period increases with respect to the relevant account. Efforts to collect from cardholders whose account balances are up to 30 days past due include the use of non-face-to-face channels such as texting and calling and are generally made by our credit support centers at Shinhan Card. Our credit support centers classify delinquent customers based upon three criteria: the expected level of difficulty in collection, the nature of the customer and the customer’s contribution to Shinhan Card’s profitability. By implementing collection activities tailored to each such category of customers, we seek to maximize efficiency in our collection efforts.

For card accounts with balances that are more than 30 days past due, we generally assign collection to our collection branches. During the first two months of their appointment, these collection branches rely on postal or telephone notice and take measures to locate and provisionally attach accounts receivables or other properties of the delinquent cardholders. After the initial two-month period, the collection branches commence compulsory execution procedures against the delinquent cardholders’ accounts receivables or other properties to secure the amount of outstanding balances. During the entire period managed by branches, we offer restructured card loan and reduction programs. For card accounts that are charged off, we outsource collection to external collection centers such as Shinhan Credit Information, which is our subsidiary, and Mirae Credit Information Services Corp.

Loan Aging Schedule
The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current			Past Due Up to 3 Months			Past Due 3-6 Months			Past Due More Than 6 Months			Total
As of December 31,	Amount		%	Amount		%	Amount		%	Amount		%	Amount
	(In billions of Won, except percentages)
2011	~~W~~	192,120	98.50	~~W~~	1,519	0.77	~~W~~	597	0.31	~~W~~	819	0.42	~~W~~	195,055
2012		199,658	98.39		1,563	0.77		579	0.29		1,116	0.55		202,916
2013		205,282	98.70		1,508	0.73		420	0.20		777	0.37		207,987
2014		221,273	98.84		1,320	0.59		706	0.32		580	0.26		223,879
2015		245,997	99.02		1,098	0.44		781	0.31		553	0.22		248,429

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2011		2012		2013		2014		2015
	(In billions of Won, except percentages)
Total non-performing loans	~~W~~	1,416	~~W~~	1,695	~~W~~	1,197	~~W~~	1,286	~~W~~	1,333
As a percentage of total loans		0.73%		0.84%		0.58%		0.57%		0.54%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2011					2012					2013					2014					2015
	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	~~W~~	98,598	~~W~~	739	0.75%	~~W~~	101,162	~~W~~	769	0.76%	~~W~~	102,823	~~W~~	529	0.51%	~~W~~	112,145	~~W~~	551	0.49%	~~W~~	125,155	~~W~~	664	0.53%
Public and other		4,930		8	0.16		3,107		9	0.29		2,525		—	—		2,135		—	—		2,191		1	0.05
Loans to banks		2,557		—	—		4,557		—	—		6,103		—	—		4,684		—	—		4,653		—	0.00
Lease financing		1,639		5	0.31		1,699		8	0.47		1,721		11	0.64		1,844		15	0.81		1,875		16	0.85

Total corporate		107,724		752	0.70		110,525		786	0.71		113,172		540	0.48		120,808		566	0.47		133,874		680	0.51

Retail
Mortgage and home equity		44,399		55	0.12		46,130		60	0.13		46,908		41	0.09		50,652		56	0.11		54,983		45	0.08
Other retail		25,052		164	0.65		28,407		315	1.11		30,242		174	0.58		34,278		173	0.50		41,035		193	0.47

Total retail		69,451		219	0.31		74,537		375	0.50		77,150		215	0.28		84,930		229	0.27		96,018		238	0.25

Credit cards		17,880		445	2.49		17,854		534	2.99		17,665		442	2.50		18,141		491	2.71		18,537		415	2.24

Total	~~W~~	195,055	~~W~~	1,416	0.73%	~~W~~	202,916	~~W~~	1,695	0.84%	~~W~~	207,987	~~W~~	1,197	0.58%	~~W~~	223,879	~~W~~	1,286	0.57%	~~W~~	248,429	~~W~~	1,333	0.54%

Note:

(1)	The number of days past due of restructured credit card loans is calculated from the first date of non-payment regardless of subsequent modification of terms.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2015.

Industry	Aggregate Non-Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance
	(In billions of Won)		(Percentages)
Construction	~~W~~	179	26.3%
Manufacturing		170	25.0
Real estate, leasing and service		99	14.6
Retail and wholesale		66	9.7
Finance and insurance		45	6.6
Hotel and leisure		25	3.7
Transportation, storage and communication		21	3.1
Other service(1)		24	3.5
Other(2)		51	7.5

Total	~~W~~	680	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2015, our 20 largest non-performing loans accounted 29.7% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2015
		Industry	Gross Principal Outstanding		Allowance for Loan Losses
		(In billions of Won)
1	Borrower A	Construction	~~W~~	88	~~W~~	4
2	Borrower B	Construction		43		42
3	Borrower C	Finance and insurance		36		7
4	Borrower D	Real estate, leasing and service		30		22
5	Borrower E	Manufacturing		29		3
6	Borrower F	Real estate, leasing and service		23		—
7	Borrower G	Construction		18		3
8	Borrower H	Manufacturing		18		3
9	Borrower I	Real estate, leasing and service		17		—
10	Borrower J	Manufacturing		16		—
11	Borrower K	Construction		10		—
12	Borrower L	Finance and insurance		10		2
13	Borrower M	Manufacturing		10		10
14	Borrower N	Other service		9		4
15	Borrower O	Real estate, leasing and service		8		—
16	Borrower P	Other service		8		1
17	Borrower Q	Transportation, storage, and communication		6		—
18	Borrower R	Other service		6		3
19	Borrower S	Other service		6		—
20	Borrower T	Construction		5		—

			~~W~~	396	~~W~~	104

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

In addition to making efforts to collect on these non-performing loans, we take other measures to reduce the level of our non-performing loans, including:

•	selling non-performing loans to third parties including the Korea Asset Management Corporation;

•	entering into asset-backed securitization transactions with respect to non-performing loans;

•	managing retail loans that are three months or more past due through Shinhan Credit Information under an agency agreement; and

•	using third-party collection agencies including credit information companies.

In 2015, we sold non-performing loans in the amount of ~~W~~205 billion to third parties, including ~~W~~112 billion transferred to Ivy Hankang Ltd., a real estate project financing company wholly owned by KCC Corporation. Loans transferred to third parties generally meet the criteria of true sale and are derecognized accordingly.

The following table presents a roll-forward of our non-performing loans in 2015.

	(In billions of Won)
Non-performing loans as of December 31, 2014	~~W~~	1,286

Additional non-performing loans due to delinquency		884
Loans sold		(205)
Loans charged off		(376)
Loans modified and returned to performing		(44)
Other adjustments(1)		(212)

Non-performing loans as of December 31, 2015	~~W~~	1,333

Note:

(1)	Represents loans paid down or paid off and loans returned to performing other than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type.

	As of December 31,
	2011			2012			2013			2014			2015
	(In billions of Won, except percentages)
	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans
Corporate
Corporate loans	~~W~~	1,634	63.4%	~~W~~	1,700	60.7%	~~W~~	1,576	63.7%	~~W~~	1,502	60.1%	~~W~~	1,357	58.5%
Public and other		19	0.7		14	0.5		10	0.4		11	0.4		8	0.4
Loan to banks		13	0.5		11	0.4		5	0.2		12	0.5		10	0.4
Lease financing		14	0.5		33	1.2		21	0.9		26	1.0		29	1.3

Total corporate		1,680	65.2		1,758	62.8		1,612	65.1		1,551	62.0		1,404	60.6

Retail
Mortgages and home equity		19	0.7		23	0.8		26	1.1		31	1.2		33	1.4
Other retail		202	7.8		275	9.8		190	7.7		198	7.9		206	8.9

Total retail		221	8.6		298	10.6		216	8.7		229	9.2		239	10.3

Credit cards		676	26.2		744	26.6		648	26.2		721	28.8		675	29.1

Total allowance for loan losses	~~W~~	2,577	100.0%	~~W~~	2,800	100.0%	~~W~~	2,476	100.0%	~~W~~	2,501	100.0%	~~W~~	2,318	100.0%

Our total allowance for loan losses decreased by ~~W~~183 billion, or 7.32%, to ~~W~~2,318 billion as of December 31, 2015 from ~~W~~2,501 billion as of December 31, 2014, primarily due to improvement in asset quality of our corporate loans largely resulting from an increase in the sale, transfer and charge-offs of non-performing loans.

Our total allowance for loan losses increased by ~~W~~25 billion, or 1.01%, to ~~W~~2,501 billion as of December 31, 2014 from ~~W~~2,476 billion as of December 31, 2013, primarily as a result of an increase in the volumes of the credit card purchase and credit card loans and an increase in the loss rate of credit card loans mainly due to deterioration of the asset quality for such loans.

Analysis of Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2011		2012		2013		2014		2015
	(In billions of Won, except percentages)
Balance at the beginning of the period	~~W~~	2,852	~~W~~	2,585	~~W~~	2,800	~~W~~	2,476	~~W~~	2,501
Amounts charged against income		864		1,325		1,082		895		1,022
Gross charge-offs:
Corporate:
Corporate loans		(960)		(844)		(799)		(515)		(731)
Public and other		(1)		(1)		—		—		(2)
Loan to banks		—		—		—		—		—
Lease financing		(14)		(19)		(33)		(16)		(60)
Retail:
Mortgage and home equity		(1)		(4)		(4)		(3)		—
Other retail		(80)		(130)		(242)		(153)		(128)
Credit cards		(447)		(486)		(657)		(500)		(520)

Total gross charge-offs		(1,503)		(1,484)		(1,735)		(1,187)		(1,441)

Recoveries:
Corporate:
Corporate loans		75		75		150		177		88
Public and other		—		6		—		11		—
Loan to banks		—		—		—		—		—
Lease financing		2		2		1		2		1
Retail:
Mortgage and home equity		6		—		—		—		3
Other retail		37		32		28		19		24
Credit cards		283		257		217		182		171

Total recoveries		403		372		396		391		287

Other		(39)		2		(67)		(74)		(51)

Net charge-offs		(1,139)		(1,110)		(1,406)		(870)		(1,205)

Balance at the end of the period	~~W~~	2,577	~~W~~	2,800	~~W~~	2,476	~~W~~	2,501	~~W~~	2,318

Ratio of net charge-offs during the period to average loans outstanding during the period		0.78%		0.55%		0.68%		0.41%		0.51%

Loan Charge-offs

Our gross charge-offs increased by 21.4% from ~~W~~1,187 billion in 2014 to ~~W~~1,441 billion in 2015, primarily due to our ongoing efforts to improve asset quality. Our gross charge-offs decreased from ~~W~~1,735 billion in 2013 to ~~W~~1,187 billion in 2014, primarily due to a decrease in charge-off of corporate loans as a result of a slowdown in the deterioration in the asset quality for corporate loans in 2014 as compared to 2013, which was primarily due to a decrease in impaired assets following a substantial charge-off of impaired loans to shipbuilding and construction companies in 2013.

In 2015, the charge-off on restructured loans amounted to ~~W~~310 billion, of which ~~W~~51 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

We attempt to minimize loans to be charged off by practicing a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans. For charge-off of restructured loans, see “— Loan Modification Programs for Loans under Restructuring — Charge-off of Restructured Loans” above.

Loans to be Charged-off

Loans are charged off if they are deemed to be uncollectible by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency or bankruptcy, dissolution or the termination of the debtor’s business;

•	loans for which collection is not foreseeable due to the death or disappearance of debtors;

•	loans for which collection expenses exceed the collectable amount;

•	loans for which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards that are overdue for more than six months;

•	payments outstanding on unsecured retail loans that are overdue for more than 12 months;

•	payments in arrears in respect of leases that are overdue for more than 12 months;

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible.; or

•	domestic loans that are required by the Financial Supervisory Service to be charged-off, or loans held by our foreign subsidiaries or branches for which a charge-off or special provisioning is required by the relevant regulatory authority.

Timeline for Charge-off

Shinhan Bank’s loans to be charged-off must be charged-off within one year of the month they are deemed to be uncollectible. If such loans are not charged-off within one year, the reason for the delay must be reported to Shinhan Bank’s Audit Department.

Procedure for Charge-off Approval

An application for Shinhan Bank’s loans to be charged-off is submitted by the relevant branch or department to the Credit Collection Department. The Credit Collection Department refers the application to the Audit Department for their review to ensure compliance with the Bank’s internal procedures for charge-offs. The Credit Collection Department, after reviewing the application to confirm that it meets relevant requirements, seeks approval from the Financial Supervisory Service for the charge-offs, which is typically granted. Once the Financial Supervisory Service approves (except for household loans with estimated losses of ~~W~~5 million or less, whose charge-off is considered automatically approved by the Financial Supervisory Service), loans are charged-off upon approval by the President of Shinhan Bank. As for Shinhan Card, it generally charges off receivables that are 180 days past due following internal review.

Treatment of Loans Charged-off

Once loans are charged off, they are derecognized from our statements of financial position and are classified as charged-off loans. We continue collection efforts in respect of these loans through third-party collection agencies, including the Korea Asset Management Corporation, and Shinhan Credit Information, which is our subsidiary. The General Manager of the Credit Collection Department must report to the Financial Supervisory Service the amounts of loans permanently written off or recovered during each reporting period.

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

Financial Statement Presentation

Our financial statements report as charges-offs all unsecured retail loans, which are overdue for more than 12 months. Leases are charged off when past due for more than twelve months. For collateral dependent loans, we charge off the excess of the book value of the subject loan over the amount received or to be received from the sale of the underlying collateral when the collateral is sold as part of a foreclosure proceeding and its sale price becomes known through court publication as part of such proceeding.

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

Our securities investment activities are subject to a number of regulatory guidelines, including limitations prescribed under the Financial Holding Companies Act and the Banking Act. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another finance-related company (other than its direct and indirect subsidiaries). Furthermore, under these regulations, Shinhan Bank must limit its investments in shares and securities with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 100.0% of the sum of Tier I and Tier II capital (less any deductions) of Shinhan Bank. Generally, Shinhan Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set out in “— Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Investments in Property,” “— Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies,” “— Principal Regulations Applicable to Financial Holding Companies — Liquidity” and “— Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies. ”

Book Value and Fair Value

The following table sets out the book value and fair value of investments in our investment portfolio as of the dates indicated.

	As of December 31, 2013				As of December 31, 2014				As of December 31, 2015
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(In billions of Won)
Financial assets designated at fair value
Marketable equity securities	~~W~~	2,173	~~W~~	2,173	~~W~~	1,318	~~W~~	1,318	~~W~~	1,364	~~W~~	1,364
Debt securities:
Korean treasury and governmental agencies		172		172		60		60		104		104
Debt securities issued by financial institutions		229		229		539		539		837		837
Corporate debt securities		780		780		816		816		937		937
Debt securities issued by foreign government		—		—		—		—		—		—
Mortgage-backed and asset-backed securities		7		7		4		4		2		2
Others		—		—		—		—		—		—

Total — Fair Value Through Profit and Loss	~~W~~	3,361	~~W~~	3,361	~~W~~	2,737	~~W~~	2,737	~~W~~	3,244	~~W~~	3,244

Available-for-sale securities
Marketable equity securities	~~W~~	4,888	~~W~~	4,888	~~W~~	4,562	~~W~~	4,562	~~W~~	4,929	~~W~~	4,929
Debt securities:
Korean treasury and governmental agencies		3,707		3,707		3,083		3,083		3,606		3,606
Debt securities issued by financial institutions		12,842		12,842		11,922		11,922		15,594		15,594
Corporate debt securities		10,594		10,594		10,515		10,515		6,723		6,723
Debt securities issued by foreign government		589		589		589		589		676		676
Mortgage-backed and asset-backed securities		977		977		747		747		2,438		2,438

Total — Available-for-sale	~~W~~	33,597	~~W~~	33,597	~~W~~	31,418	~~W~~	31,418	~~W~~	33,966	~~W~~	33,966

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	5,585	~~W~~	5,828	~~W~~	7,723	~~W~~	8,344	~~W~~	9,432	~~W~~	10,413
Debt securities issued by financial institutions		1,406		1,426		1,574		1,607		1,264		1,315
Corporate debt securities		3,785		3,874		3,860		4,049		2,902		3,136
Debt securities issued by foreign government		135		135		62		62		97		97
Mortgage-backed and asset-backed securities		120		117		154		160		2,497		2,528

Total — Held-to-maturity	~~W~~	11,031	~~W~~	11,380	~~W~~	13,373	~~W~~	14,222	~~W~~	16,192	~~W~~	17,489

Trading Securities
Marketable equity securities	~~W~~	2,693	~~W~~	2,693	~~W~~	2,861	~~W~~	2,861	~~W~~	3,043	~~W~~	3,043
Debt securities:
Korean treasury and governmental agencies		866		866		1,942		1,942		3,255		3,255
Financial institutions		6,035		6,035		8,312		8,312		6,826		6,826
Corporations		7,676		7,676		10,731		10,731		9,256		9,256
Mortgage-backed and asset-backed securities		679		679		189		189		104		104
Debt securities issued by foreign governments		7		7		103		103		5		5
Other trading assets		77		77		224		224		149		149

Total — Trading	~~W~~	18,033	~~W~~	18,033	~~W~~	24,362	~~W~~	24,362	~~W~~	22,638	~~W~~	22,638

Total securities	~~W~~	66,022	~~W~~	66,371	~~W~~	71,890	~~W~~	72,739	~~W~~	76,040	~~W~~	77,337

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2015.

	As of December 31, 2015
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Financial assets designated at fair value:
Korean treasury securities and government agencies	~~W~~	41	1.61%	~~W~~	53	1.70%	~~W~~	10	1.97%	~~W~~	—	0.00%	~~W~~	104	1.69%
Debt securities issued by financial institutions		20	2.21%		606	2.09%		211	2.82%		—	0.00%		837	2.28%
Corporate debt securities		75	0.90%		757	2.11%		105	2.32%		—	0.00%		937	2.04%
Mortgage Backed Securities and asset Backed Securities		2	1.97%		—	0.00%		—	0.00%		—	0.00%		2	1.97%

Total	~~W~~	138	1.32%	~~W~~	1,416	2.09%	~~W~~	326	2.64%	~~W~~	—	0.00%	~~W~~	1,880	2.13%

Available-for-sale securities:
Korean treasury securities and government agencies	~~W~~	451	2.17%	~~W~~	2,345	2.18%	~~W~~	717	2.62%	~~W~~	93	2.62%	~~W~~	3,606	2.28%
Debt securities issued by financial institutions		6,374	2.06%		8,817	1.99%		393	3.23%		10	4.52%		15,594	2.05%
Corporate debt securities		1,423	2.54%		4,569	2.39%		661	2.75%		70	2.90%		6,723	2.46%
Debt securities issued by foreign governments		279	1.89%		283	6.80%		46	8.25%		68	4.21%		676	4.52%
Mortgage-backed securities and asset-backed securities		644	1.71%		1,717	1.92%		77	2.76%		—	0.00%		2,438	1.89%

Total	~~W~~	9,171	2.11%	~~W~~	17,731	2.18%	~~W~~	1,894	2.93%	~~W~~	241	3.23%	~~W~~	29,037	2.22%

Held-to-maturity securities:
Korean treasury securities and government agencies	~~W~~	683	3.73%	~~W~~	4,786	3.42%	~~W~~	673	2.91%	~~W~~	3,290	3.42%	~~W~~	9,432	3.41%
Debt securities issued by financial institutions		315	4.32%		459	3.59%		329	4.17%		161	4.26%		1,264	4.01%
Corporate debt securities		480	3.22%		1,342	3.50%		412	3.71%		668	3.60%		2,902	3.50%
Debt securities issued by foreign governments		—	7.59%		10	6.68%		53	4.93%		34	7.66%		97	6.09%
Mortgage-backed securities and asset-backed securities		40	2.10%		1,491	2.29%		858	2.41%		108	3.37%		2,497	2.37%

Total	~~W~~	1,518	3.65%	~~W~~	8,088	3.24%	~~W~~	2,325	3.09%	~~W~~	4,261	3.51%	~~W~~	16,192	3.33%

Trading securities:
Korean treasury securities and government agencies	~~W~~	360	1.63%	~~W~~	2,280	1.80%	~~W~~	525	2.14%	~~W~~	90	2.17%	~~W~~	3,255	1.84%
Debt securities issued by financial institutions		3,707	1.74%		3,046	1.88%		20	2.37%		53	3.27%		6,826	1.81%
Corporate debt securities		7,599	1.61%		1,643	2.24%		13	2.73%		1	2.69%		9,256	1.72%
Debt securities issued by foreign governments		—	0.00%		5	1.03%		—	0.00%		—	0.00%		5	1.03%
Mortgage-backed securities and asset-backed securities		43	1.87%		31	2.18%		30	2.31%		—	0.00%		104	2.09%

Total	~~W~~	11,709	1.66%	~~W~~	7,005	1.94%	~~W~~	588	2.17%	~~W~~	144	2.58%	~~W~~	19,446	1.78%

Total	~~W~~	22,536		~~W~~	34,240		~~W~~	5,133		~~W~~	4,646		~~W~~	66,555

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

The following table presents securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2015. As of December 31, 2015, 10% of our stockholders’ equity was ~~W~~3,181 billion.

	As of December 31, 2015
	Book Value		Fair Value
	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	~~W~~	15,409	~~W~~	15,675
The Korea Development Bank	~~W~~	9,774	~~W~~	9,774
The Bank of Korea	~~W~~	5,206	~~W~~	5,213
The Korea Housing Finance Corp	~~W~~	4,918	~~W~~	4,943

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2013		2014		2015
	(In billions of Won)
Commitments to extend credit	~~W~~	73,464	~~W~~	74,449	~~W~~	75,443
Commercial letters of credit		3,045		2,987		2,377
Other(1)		26,743		28,742		22,327

Total	~~W~~	103,252	~~W~~	106,178	~~W~~	100,147

Note:

(1)	Consists of financial guarantees, performance guarantees, liquidity facilities to special purpose entities, acceptances, guarantee on trust accounts and endorsed bills.

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

Derivatives

As discussed under “— Business Overview — Our Principal Activities — Other Banking Services — Derivatives Trading” above, we engage in derivatives trading activities primarily on behalf of our customers so that they may hedge their risks and also enter into back-to-back derivatives with other financial institutions to cover exposures arising from such transactions. In addition, we enter into derivatives transactions to hedge against risk exposures arising from our own assets and liabilities, some of which are nontrading derivatives that do not qualify for hedge accounting treatment.

The following shows, as of December 31, 2015, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) nontrading that qualify for hedge accounting.

	As of December 31, 2015
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	~~W~~	55,448	~~W~~	807	~~W~~	608
Swaps		19,643		395		535
Options		2,430		18		11

Sub-total		77,521		1,220		1,154

Interest rate derivatives:
Future and forward contracts		2,089		—		—
Swaps		76,669		474		471
Options		1,231		10		12

Sub-total		79,989		484		483

Credit derivatives:
Swaps		1,154		15		20

Sub-total		1,154		15		20

Equity derivatives:
Swaps and forward contracts		3,708		18		519
Options		8,970		64		84
Future contracts		385		—		1

Sub-total		13,063		82		604

Commodity derivatives:
Swaps and forward contracts		1,147		10		154
Options		28		1		—

	As of December 31, 2015
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Future contracts		56		—		—

Sub-total		1,231		11		154

Total	~~W~~	172,958	~~W~~	1,812	~~W~~	2,415

Nontrading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	~~W~~	2,465	~~W~~	124	~~W~~	23
Future and forward contracts		1,230		5		35
Interest rate derivatives:
Swaps		7,680		53		126

Total	~~W~~	11,375	~~W~~	182	~~W~~	184

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2015.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2013			2014			2015
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Demand deposits	~~W~~	19,531	0.65%	~~W~~	21,871	0.57%	~~W~~	26,365	0.44%
Savings deposits		40,139	0.96		45,622	0.87		56,083	0.70
Time deposits		112,134	3.00		112,469	2.58		113,932	2.03
Other deposits		1,680	2.01		2,151	1.32		3,555	1.20

Total interest-bearing deposits	~~W~~	173,484	2.26%	~~W~~	182,113	1.89%	~~W~~	199,935	1.43%

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are recorded on short-term borrowings and securities sold under repurchase agreements are recorded as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the balance and remaining maturities of certificates of deposit and other time deposits which had a fixed maturity in excess of ~~W~~100 million or more as of December 31, 2015.

	As of December 31, 2015
	Certificates of Deposit		Other Time Deposits		Total
	(In billions of Won)
Maturing within three months	~~W~~	1,466	~~W~~	30,923	~~W~~	32,389
After three but within six months		861		17,776		18,637
After six but within 12 months		1,474		33,739		35,213
After 12 months		270		4,258		4,528

Total	~~W~~	4,071	~~W~~	86,696	~~W~~	90,767

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2013								2014								2015
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from Bank of Korea(3)	~~W~~	1,385	~~W~~	1,373	~~W~~	1,531	0.97%	0.10 - 1.25%	~~W~~	1,478	~~W~~	1,251	~~W~~	1,478	0.84%	0.10 - 1.00%	~~W~~	2,073	~~W~~	1,712	~~W~~	2,107	0.67%	0.10 - 0.75%
Call money		1,403		2,397		3,335	2.93	0.01 - 5.08		2,649		2,942		3,729	2.35	0.10 - 9.00		643		2,368		5,736	1.58	0.32 - 7.00
Other short-term borrowings(4)		9,007		5,540		9,925	1.52	0.00 - 6.17		12,809		10,750		12,901	1.03	0.00 - 8.91		11,463		8,010		13,149	0.96	0.00 - 7.95

	~~W~~	11,795	~~W~~	9,310	~~W~~	14,791	1.80%		~~W~~	16,936	~~W~~	14,943	~~W~~	18,108	1.27%		~~W~~	14,179	~~W~~	12,090	~~W~~	20,992	1.04%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, and borrowings in domestic and foreign currencies.

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

Our group-wide risk management philosophy is to instill a culture of effective risk management and awareness at all levels of our organization and pursue a proper balance between risk and return in our business activities in order to achieve a sustainable growth. In particular, our group-wide risk management is guided by the following core principles:

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

•	risk review — Prior to entering any new business, offering any new products or changing any major policies, we review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, perform reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all our subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the holding company level prior to making any independent risk reviews.

•	crisis management — We maintain a group-wide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure our survival as a going concern. Each of our subsidiaries maintains crisis planning for three levels of contingencies, namely, “alert,” “imminent crisis” and “crisis,” determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the occurrence of any such contingency, is required to respond according to a prescribed contingency plan. At the holding company level, we maintain and install a crisis detection and response system which is applied consistently group-wide, and upon the occurrence of an “imminent crisis” or “crisis” event at a subsidiary level, we directly take charge of the situation at the holding company level so that we manage it on a concerted group-wide basis.

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

Credit Risk Management

Credit risk, which is the risk of loss from default by borrowers, other obligors or other counterparties to the transactions that we have entered into, is the greatest risk we face. Our credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on our balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions. A substantial majority of our credit risk relates to the operations of Shinhan Bank and Shinhan Card.

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

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Risk Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer and the heads of each business unit. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations with a focus on improving the asset quality of and profitability from the loans being made, and operates separately from the Risk Policy Committee. Both the Risk Policy Committee and the Credit Review Committee make decisions by a vote of two-thirds or more of the attending members of the respective committees, which must constitute at least two-thirds of the respective committee members to satisfy the respective quorum.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Credit Evaluation and Approval

All loan applicants and guarantors are subject to credit evaluation before approval of any loans. Credit evaluation of loan applicants are carried out by senior officers of Shinhan Bank specifically charged with granting loan approvals. Loan evaluation is carried out by a group rather than by an individual reviewer through an objective and deliberative process. Credit ratings of loan applicants and guarantors influence loan interest rates, the level of internal approval required, credit exposure limits, calculation of potential losses and estimated cost of capital, and therefore are determined objectively and independently by the relevant business unit. Shinhan Bank uses a credit scoring system for retail loans and a credit-risk rating system for corporate loans.

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

For mortgage and home equity loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral using a proprietary database, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses up-to-date information provided by third parties regarding the real estate market and property values in Korea. While Shinhan Bank uses internal staff from the processing centers to appraise the value of the real estate collateral, Shinhan Bank also hires certified appraisers to review and co-sign the appraisal value of real estate collateral that have an appraisal value exceeding ~~W~~3 billion, as initially determined by the processing centers. Shinhan Bank also reevaluates internally, on a summary basis, the appraisal value of collateral at least every year.

For loans secured by securities, deposits or other assets other than real estate, Shinhan Bank requires borrowers to observe specified collateral ratios in respect of secured obligations~~.~~

Corporate Loans

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

Based on the scores calculated under the credit rating system, which takes into account the evaluation criteria described above and the probability of default, Shinhan Bank assigns the borrower one of 23 grades (from the highest of AAA to the lowest of D3). Grades AA through B are further broken down into “+,” “0” or “-.” Grades AAA through B- are classified as normal, grade CCC precautionary, and grades CC through D3 non-performing. The credit risk-rating model is further differentiated by the size of the corporate borrower and the type of credit facilities.

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

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 193 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to an independent loan review team which analyzes in detail the results and adjusts credit ratings accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, mostly comprised of chaebols, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 63 were identified as such as of December 31, 2015. Shinhan Bank also continually reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure that the assigned ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to the Chief Risk Officer on a monthly basis.

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

In order to curtail delinquency among its corporate customers, Shinhan Bank takes primarily the following measures: (i) systematic monitoring of borrowers with sizable outstanding loans, (ii) heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries and (iii) assignment of industry-specific lending caps, as adjusted for whether specific industries are particularly sensitive to general business cycles and/or are troubled at a given time.

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

Heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries. In addition to the systematic monitoring discussed above, Shinhan Bank also carries out additional monitoring for borrowers that, among others, (i) are rated as “requiring observation,” “requiring precaution” or “with early warning signs” as noted above, (ii) have prior history of delinquency or restructuring or (iii) have borrowings that are classified as substandard or below. Based on the heightened monitoring of these borrowers, Shinhan Bank adjusts contingency planning as to how the overall asset quality of a specific industry should change for each phase of the business cycle, how Shinhan Bank should limit or reduce its exposure to such borrowers, and how our group-wide delinquency and non-performing ratio would change, among other things.

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

Approximately 90% of Shinhan Card’s cardholders consent to Shinhan Card’s accessing their travel records to detect any misuse of credit cards while they are traveling abroad. Shinhan Card also offers cardholders additional fraud protection through a fee-based texting service. At the cardholder’s option, Shinhan Card notifies the cardholder of any credit card activity in his or her account by sending a text message to his or her mobile phone. This notification service allows customers to quickly and easily identify any fraudulent use of their credit cards.

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

Market Risk Management

Market risk is the risk of loss generated by fluctuations in market prices such as interest rates, foreign exchange rates and equity prices. The principal market risks to which we are exposed are interest rate risk and, to a lesser extent, foreign exchange and equity price risk. These risks stem from our trading and non-trading activities relating to financial instruments such as loans, deposits, securities and financial derivatives. We divide market risk into risks arising from trading activities and risks arising from non-trading activities.

Our market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, our securities trading and brokerage subsidiary, which faces market risk relating to its trading activities.

Shinhan Bank’s Risk Management Committee establishes overall market risk management principles for both the trading and non-trading activities of Shinhan Bank. Based on these principles, the Risk Policy Committee acts as the executive decision-making body in relation to Shinhan Bank’s market risks in terms of setting its risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities of Shinhan Bank. The Risk Policy Committee consists of deputy presidents in charge of Shinhan Bank’s seven business groups and Shinhan Bank’s Chief Risk Officer and the Chief Financial Officer. At least on a monthly basis, the Risk Policy Committee reviews and approves reports relating to, among others, the position and VaR with respect to Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank. Shinhan Bank measures market risk with respect to all assets and liabilities in bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Services Commission.

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

Foreign Currency Exchange Rate Risk

Shinhan Bank’s exposure to foreign currency exchange rate risk mainly relates to its assets and liabilities, including derivatives such as foreign currency forwards and futures and currency swaps, which are denominated in currencies other than the Won. Shinhan Bank manages foreign currency exchange rate risk, including the corresponding risks faced by its overseas branches, on a consolidated basis by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

Shinhan Bank’s net foreign currency open position represents the difference between its foreign currency assets and liabilities as offset against forward foreign currency positions, and is Shinhan Bank’s principal exposure to foreign currency exchange rate risk. The Risk Policy Committee oversees Shinhan Bank’s foreign currency exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits. Shinhan Bank centrally monitors and manages its foreign exchange positions through its FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s consolidated position within preset limits through spot trading, forward contracts, currency options, futures and swaps and foreign currency swaps. Shinhan Bank sets a limit for net open positions by currency. The limits for currencies other than the U.S. Dollar, Japanese Yen, Euro and Chinese Yuan are set in a conservative manner in order to minimize trading in such currencies.

Shinhan Investment faces foreign currency exchange rate risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Shinhan Investment centrally monitors and manages transactions involving such products through its Fixed Income, Currency & Commodities Departments. Shinhan Investment’s Risk Management Working Committee, which is delegated with the authority to approve foreign currency-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2015, Shinhan Investment’s net open position related to foreign currency-related products was US$(116.6) million, and its open positions related to the sale of Won-U.S. Dollar forwards and Won-U.S. Dollar futures were US$(356.8) million and US$129.0 million, respectively.

Shinhan Capital faces considerable foreign currency exchange rate exposure in respect of its leasing business, but maintains its net exposure below US$15 million by hedging its foreign exchange positions using forwards and currency swaps.

The net open foreign currency positions held by our other subsidiaries are insignificant.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2013, 2014 and 2015. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2013	2014	2015
	(In millions of US$)
U.S. Dollars	$53.1	$101.6	$(24.2)
Japanese Yen	(54.7)	(72.4)	9.6
Euro	1.8	(1.5)	(1.2)
Others	698.3	614.8	784.2

Total	$698.5	$642.6	$768.5

Equity Risk

Shinhan Bank’s equity risk related to trading activities mainly involves trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market and closely monitors the loss limits and the observance thereof. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2013, 2014 and 2015, Shinhan Bank held ~~W~~64.6 billion, ~~W~~60.7 billion and ~~W~~76.8 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Shinhan Investment’s equity risk related to trading activities also mainly involves the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2013, 2014 and 2015, the total amount of equity securities at risk held by Shinhan Investment was ~~W~~16.1 billion, ~~W~~49.1 billion and ~~W~~30.1 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following table presents an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, as of and for the year ended December 31, 2015. For market risk management purposes, Shinhan Bank includes in the computation of total VaR its trading portfolio in bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2015
	Average		Minimum		Maximum		As of December 31, 2014
	(In billions of Won)
Shinhan Bank:(1)
Interest rate	~~W~~	37.3	~~W~~	33.8	~~W~~	43.7	~~W~~	36.0
Foreign exchange(2)		45.1		36.5		54.5		44.4
Equities		8.3		7.0		9.0		7.1
Option volatility(3)		0.4		0.3		0.6		0.3
Less: portfolio diversification(4)		(35.8)		(25.9)		(45.9)		(30.7)

Total VaR(5)	~~W~~	55.3	~~W~~	51.7	~~W~~	61.9	~~W~~	57.1

Shinhan Investment:(1)
Interest rate	~~W~~	6.9	~~W~~	2.7	~~W~~	16.5	~~W~~	7.3
Equities		19.4		10.2		64.7		19.1
Foreign exchange		5.7		2.9		10.9		7.5
Option volatility(3)		2.6		0.2		5.2		4.4
Less: portfolio diversification(4)		(11.7)		(4.1)		(32.1)		(8.5)

Total VaR	~~W~~	22.9	~~W~~	11.9	~~W~~	65.2	~~W~~	29.8

Notes:

(1)	Shinhan Bank and Shinhan Investment’s ten-day VaR is based on a 99.9% confidence level.
(2)	Includes both trading and non-trading accounts as Shinhan Bank and Shinhan Investment manage foreign exchange risk on a total position basis.
(3)	Volatility implied from the option price using the Black-Scholes or a similar model.
(4)	Calculation of portfolio diversification effects is conducted on different days’ scenarios for different risk components. Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.
(5)	Includes trading portfolios in Shinhan Bank’s bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return.

Shinhan Bank generally manages its market risk from the trading activities of its portfolios on an aggregated basis. To control its trading portfolio market risk, Shinhan Bank uses position limits, VaR limits, stop loss limits, Greek limits and stressed loss limits. In addition, it establishes separate limits for investment securities. Shinhan Bank maintains risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Services Commission, and measures market risk from trading activities to monitor and control the risk of its operating divisions and teams that perform trading activities. Shinhan Bank manages VaR measurements and limits on a daily basis based on automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank presets limits on loss, sensitivity, investment and stress for its trading departments and desks and monitors such limits and observance thereof on a daily basis.

Value-at-risk analysis. Shinhan Bank uses ten-day and one-day VaRs to measure its market risk. Shinhan Bank calculates (i) ten-day VaRs on a daily basis based on data for the previous 12 months for the holding periods of ten days and (ii) one-day VaRs on a daily basis based on data for the previous 12 months for the holding periods of one day. A ten-day VaR and one-day VaR are statistically estimated maximum amounts of loss that can occur for ten days and one day, respectively, under normal market conditions. If a VaR is measured using a 99% confidence level, the actual amount of loss may exceed the expected VaR, on average, once out of every 100 business days, while if a VaR is measured using a 99.9% confidence level, the actual amount of loss may exceed the expected VaR, on average, once out of 1,000 business days.

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR and stressed VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service. Stressed VaR reflects the potential significant loss in the current trading portfolio based on scenarios derived from a crisis simulation during the preceding 12 months. Shinhan Bank also uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. For Shinhan Bank, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount once in 2014, by 58% on December 16, 2014, and four times in 2015. The most recent losses exceeded the one-day 99% confidence level-based VaR amount by 10% on October 12, 2015. Virtual losses represent the potential changes in the value of portfolio when simulating the same portfolio with market variables of the next trading day.

Shinhan Investment currently uses the ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VaR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Investment, the amount of losses (either actual or virtual) did not exceed the one-day 99% confidence level-based VaR amount in 2013, but exceeded such amount three times in 2014 and six times in 2015. The most recent losses exceeded the one-day 99% confidence level-based VaR amount by 20% on August 24, 2015. The increased frequency of instances in which the amount of losses exceeded the VaR amount in 2015 was primarily because the stock market experienced unusually high volatility when such instances occurred.

Value-at-risk is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•	VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a reliable indicator of future events, particularly those that are extreme in nature;

•	VaR may underestimate the probability of extreme market movements;

•	Shinhan Bank’s VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but such assumption regarding the length of the holding period may actually prove to be inadequate;

•	The 99.9% confidence level does not take into account or provide indication of any losses that might occur beyond this confidence level; and

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

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

Stress test. In addition to VaR, Shinhan Bank performs stress tests to measure market risk. As VaR assumes normal market situations, Shinhan Bank assesses its market risk exposure to unlikely abnormal market fluctuations through the stress test. Stress test is a valuable supplement to VaR since VaR does not cover potential loss if the market moves in a manner which is outside Shinhan Bank’s normal expectations. Stress test projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio.

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test by taking into account four market risk components: foreign currency exchange rates, stock prices, and Won-denominated interest rates and foreign currency-denominated interest rates. For the worst case scenario, Shinhan Bank assumes instantaneous and simultaneous movements in four market risk components: appreciation of Won by 20%, a decrease in Korea Exchange Composite Index by 30% and increases in Won-denominated and U.S. Dollar-denominated interest rates by 200 basis points each, respectively. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio would have declined by ~~W~~423 billion as of December 31, 2015. Shinhan Bank performs stress test on a daily basis and reports the results to its Risk Policy Committee on a monthly basis and its Risk Management Committee on a quarterly basis.

Shinhan Investment uses nine scenarios for stress tests by taking into account four market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for Won-denominated loans, foreign currency exchange rates and implied volatility. As of December 31, 2015, under the worst case scenario assuming a 1% point increase in the three-year government bond yield, the market value of Shinhan Investment’s trading portfolio would have fluctuated by ~~W~~38.0 billion for one day.

Shinhan Bank sets limits on stress testing for its overall operations. Shinhan Investment sets limits on stress testing for its overall operations as well as at its department level. Although Shinhan Life Insurance does not set any limits on stress testing, it monitors the impact of market turmoil or other abnormalities. In the case of Shinhan Bank, Shinhan Investment and Shinhan Life Insurance, if the potential impact is large, their respective Chief Risk Officer may request a portfolio restructuring or other proper action.

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

In relation to our adoption of IAS 39, “Financial Instruments: Recognition and Measurement,” we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product.

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

See “Item 5.A. Operating Results — Critical Accounting Policies” and Note 3 of the notes to our consolidated financial statements included in this annual report.

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

Interest Rate Risk Management

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank monitors and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates. The Risk Policy Committee sets the interest rate risk limits for Shinhan Bank’s Won-denominated and foreign currency-denominated non-trading accounts and trust accounts, and the Risk Management Committee sets Shinhan Bank’s overall interest rate risk limit, in both cases, at least annually. The Risk Management Department monitors Shinhan Bank’s compliance with these limits and reports the monitoring results to the Risk Policy Committee on a monthly basis and the Risk Management Committee on a quarterly basis. Shinhan Bank uses interest rate swaps to control its interest rate exposure limits.

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

Shinhan Bank uses various analytical methodologies to measure and manage its interest rate risk for non-trading activities on a daily and monthly basis, including the following analyses:

•	Interest rate gap analysis;

•	Duration gap analysis;

•	Market value analysis; and

•	Net interest income simulation analysis.

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2015 for (i) Won-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging and (ii) foreign currency-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2015
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)
Interest-earning assets	~~W~~	95,800	~~W~~	49,377	~~W~~	19,300	~~W~~	14,755	~~W~~	11,164	~~W~~	26,562	~~W~~	216,958
Fixed rates		22,092		6,542		14,017		11,640		7,657		10,286		72,234
Floating rates		72,829		42,275		3,993		2,835		3,186		16,035		141,154
Interest rate swaps		880		560		1,290		280		320		240		3,570

Interest-bearing liabilities	~~W~~	87,134	~~W~~	31,810	~~W~~	54,541	~~W~~	14,667	~~W~~	10,145	~~W~~	19,748	~~W~~	218,044
Fixed liabilities		56,802		31,277		54,321		14,637		10,043		19,048		186,128
Floating liabilities		26,762		533		219		30		102		700		28,346
Interest rate swaps		3,570		0		0		0		0		0		3,570

Sensitivity gap		8,667		17,568		(35,241)		88		1,019		6,814		(1,086)
Cumulative gap		8,667		26,234		(9,006)		(8,918)		(7,899)		(1,086)		(1,086)
% of total assets		3.99%		12.09%		(4.15)%		(4.11)%		(3.64)%		(0.50)%		(0.50)%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2015
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)
Interest-earning assets	$17,386	$2,971	$2,721	$2,931	$2,561	$28,570
Interest-bearing liabilities	16,969	2,477	3,768	4,627	2,357	30,198

Sensitivity gap	417	494	(1,047)	(1,696)	204	(1,628)
Cumulative gap	417	911	(136)	(1,832)	(1,628)	(1,628)
% of total assets	1.46%	3.19%	(0.48)%	(6.41)%	(5.70)%	(5.70)%

Note:

(1)	Includes merchant banking accounts.

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2015 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2015 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2015
(In months)
Interest-earning assets	11.95
Interest-bearing liabilities	10.82
Gap	1.21

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Market Value Analysis

Shinhan Bank performs a market value analysis to measure changes in the market value of Shinhan Bank’s interest-earning assets compared to that of its interest-bearing liabilities based on the assumption of parallel shifts in interest rates. These measurements are done on a daily basis.

Market Value as of December 31, 2015 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2015
	Actual		1% Point Increase		Changes
	(In billions of Won)
Interest-earning assets	~~W~~	220,483	~~W~~	218,418	~~W~~	(2,065)
Interest-bearing liabilities		218,994		217,231		(1,763)
Gap		1,489		1,187		(302)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Net Interest Income Simulation

Shinhan Bank performs net interest income simulation to measure the effects of the change in interest rate on its results of operations. Such simulation uses the deterministic analysis methodology to measure the estimated changes in Shinhan Bank’s annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates (assuming parallel shifts) and funding requirements. For simulations involving interest rate changes, based on the assumption that there is no change in funding requirements, Shinhan Bank applies three scenarios of parallel shifts in interest rate: (1) no change, (2) a 1% point increase in interest rates and (3) a 1% point decrease in interest rates.

The following table illustrates by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2015 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, assuming (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2015 and (b) the same interest rates as of December 31, 2015 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2015 (For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates						Change in Net Interest Income			Change in Net Interest Income
	No Change		1% Point Increase		1% Point Decrease		Amount (1% Point Increase)		% Change (1% Point Increase)	Amount (1% Point Decrease)		% Change (1% Point Decrease)
	(In billions of Won, except percentages)
Simulated interest income	~~W~~	6,721	~~W~~	7,938	~~W~~	5,505	~~W~~	1,216	18.1%	~~W~~	(1,216)	(18.1)%
Simulated interest expense		3,123		4,032		2,214		909	29.1%		(909)	(29.1)%
Net interest income		3,598		3,906		3,291		307	8.5%		(307)	(8.5)%

Note:

(1)	Includes merchant banking accounts and derivatives entered into for the purpose of hedging.

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

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2015, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches between the re-pricing dates for Shinhan Bank’s non-trading interest-earning assets (including available-for-sale investment securities) and those for its interest-bearing liabilities. Under the regulations of the Financial Services Commission, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2015(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	~~W~~	239	~~W~~	146	~~W~~	472	~~W~~	202

Note:

(1)	One-year VaR results with a 99.9% confidence level. Computed based on Shinhan Bank’s internal model. Under the internal model, non-trading assets and liabilities VaR is computed based on historical simulation at the 99.9% confidence level, namely by computing the average net present value based on the net present value distribution under historical interest rate scenarios and subtracting from such average net present value the net present value at the 0.1% percentile.

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

Shinhan Investment uses historical interest rate VaR analysis based on its internal model to monitor and manage its interest rate risk. The historical interest rate VaR analysis is made through simulation of net asset value based on the interest rate volatility over the past three years to compute the maximum value at risk at a 99.9% confidence level.

Shinhan Life Insurance monitors and manages its interest rate risk for its investment assets and liabilities based on simulations of its asset-liability management system. These simulations typically involve subjecting Shinhan Life Insurance’s current and future assets and liabilities to more than 2,000 market scenarios based on varying assumptions, such as new debt purchases and target investment portfolios, so as to derive its net asset value forecast for the next one year at a 99.9% confidence level.

Interest rate risk for our other subsidiaries is insignificant.

Equity Risk

Substantially all of Shinhan Bank’s equity risk relates to its portfolio of common stock in Korean companies. As of December 31, 2015, Shinhan Bank held an aggregate amount of ~~W~~134.4 billion of equity interest in unlisted foreign companies (including ~~W~~64.7 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2015, Shinhan Bank held equity securities in an aggregate amount of ~~W~~1,849.9 billion in its non-trading accounts, including equity securities in the amount of ~~W~~488.3 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2015, Shinhan Bank held Won-denominated convertible bonds in an aggregate amount of ~~W~~59.0 billion, Won-denominated exchangeable bonds in an aggregate amount of ~~W~~1.2 billion and Won-denominated bonds with warrants in an aggregate amount of ~~W~~1.9 billion, in each case, in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds, exchangeable bonds or bonds with warrants, and the interest rate risk of these equity-linked securities are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

Liquidity Risk Management

Liquidity risk is the risk of insolvency, default or loss due to disparity between inflow and outflow of funds, including the risk of having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds. Each of our subsidiaries seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funds that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the group-wide level, we manage our liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, our group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, we measure and monitor liquidity risk management using various indices, including the “limit management index,” “early warning index” and “monitoring index.”

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

Each of our subsidiaries manages liquidity risk in accordance with the risk limits and guidelines established internally and by the relevant regulatory authorities. Pursuant to principal regulations applicable to financial holding companies and banks as promulgated by the Financial Services Commission, we, at the holding company level, are required to maintain a specific liquidity coverage ratio and a foreign currency liquidity ratio. These ratios require us to maintain the relevant ratios above certain minimum levels.

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks, including Shinhan Bank, to maintain a liquidity coverage ratio of at least 80.0% as of January 1, 2015, 85.0% as of January 1, 2016, 90.0% as of January 1, 2017, 95.0% as of January 1, 2018 and 100.0% as of January 1, 2019. The Financial Services Commission defines liquidity coverage ratio as high liquid assets that can be easily converted to cash, as divided by the net amount of cash outflow for the next one month period, under the stress level established according to the liquidity coverage ratio, pursuant to Regulation on the Supervision of the Banking Business, which was amended as of December 26, 2014 to implement the liquidity coverage ratio requirements under Basel III. In addition, the Financial Services Commission requires a foreign currency liquidity ratio, which is defined as foreign currency-denominated liquid assets (including marketable securities) divided by foreign currency-denominated liabilities, of at least 85.0%.

Shinhan Bank’s Treasury Department is in charge of liquidity risk management with respect to Shinhan Bank’s Won and foreign currency funds. The Treasury Department submits Shinhan Bank’s monthly funding and asset management plans to Shinhan Bank’s Asset and Liability Committee for approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and maturity structures of Shinhan Bank’s assets and liabilities. Shinhan Bank’s Risk Management Department measures Shinhan Bank’s liquidity ratio and liquidity gap ratio on a daily basis and reports whether they are in compliance with the limits to Shinhan Bank’s Risk Policy Committee, which sets and monitors Shinhan Bank’s liquidity ratio and liquidity gap ratio, on a monthly basis.

The following tables show Shinhan Bank’s (i) liquidity coverage ratio and (ii) liquidity status and limits for foreign currency-denominated accounts (including derivatives and merchant banking accounts), each as of December 31, 2015 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Liquidity Coverage Ratio as of December 31, 2015

	As of December 31, 201 5
	(in billions of Won, except percentages)
High liquid assets (A)	~~W~~	40,579
Net cash outflows over the next 1 month (B)		38,983
Cash outflow		55,602
Cash inflow		16,618
Liquidity coverage ratio (A/B)		104.09%

Shinhan Bank’s foreign currency-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2015
Foreign Currency Denominated Accounts:	7 Days or Less	1 Month or Less	3 Months or Less	6 Months or Less	12 Months or Less	Total Before Sub-Standard or Below(1)	Sub- Standard or Below	Total
	(In millions of US$, except percentages)
Assets:	$10,860	$19,367	$31,925	$42,752	$51,871	$63,777	$92	$63,869
Liabilities	9,812	17,227	27,206	33,743	45,404	63,227	0	63,227
For three months or less:
Assets			31,925
Liabilities			27,206
Liquidity ratio			117.35%
Limit			85.00%

Note:

(1)	Cumulative total of accounts, including accounts over one year, but excluding accounts that are sub-standard or below.

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

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2015 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Total
	(In billions of Won, except percentages)
Assets	~~W~~	2,252	~~W~~	10,093	~~W~~	14,588	~~W~~	16,803	~~W~~	19,206	~~W~~	4,656	~~W~~	23,863
Liabilities		710		3,155		3,845		4,692		6,300		10,153		16,452
Liquidity ratio						379%

Shinhan Investment manages its liquidity risk for its Won-denominated accounts by setting a limit of ~~W~~300 billion on each of its seven-day and one-month liquidity gap, a limit of 110% on its three-months liquidity ratio and a limit of ~~W~~8 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Investment manages the liquidity risk on a quarterly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the one-week and one-month maturity mismatch ratios to be 0% and -10% or less, respectively, and the three months liquidity ratio to be 80% or higher.

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

Our holding company’s Audit Committee, which consists of three outside directors, one of whom is an accounting or financial expert as required by internal control regulations under the Financial Holding Company Act, oversees and monitors our operational compliance with legal and regulatory requirements. The Audit Committee also oversees management’s operations and may, at any time it deems appropriate, demand additional operations-related reporting from management and inspects our asset condition. At the holding company level, we define each subsidiary’s operational process and establish an internal review system applicable to each subsidiary. Each subsidiary’s operational risk is internally monitored and managed at the subsidiary level and the Group Internal Audit Department at our holding company, which reports to our Audit Committee, continuously monitors the integrity of our subsidiaries’ operational risk management system. Our holding company’s board of directors and the Group Risk Management Committee establish our basic policies for operational risk management at the group level. The Group Internal Audit Department at our holding company is directly responsible for overseeing our operational risk management with a focus on legal, regulatory, operational and reputational risks. The Group Internal Audit Department audits both our and our subsidiaries’ operations and asset condition in accordance to our annual audit plan, which is approved by the Audit Committee, and submits regular reports to the Audit Committee pursuant to our internal reporting system. If the Group Internal Audit Department discovers any non-compliance with operational risk procedures or areas of weaknesses, it promptly alerts the business department in respect of which such non-compliance was discovered and demands implementation of corrective measures. Implementation of such corrective measures is subsequently reviewed by the Group Internal Audit Department.

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

As of December 31, 2015, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 207 key risk indicators.

The Audit Committee of Shinhan Bank, which consists of one standing auditor and two outside directors, is an independent inspection authority that supervises Shinhan Bank’s internal controls and compliance with established ethical and legal principles. The Audit Committee performs internal audits of, among other matters, Shinhan Bank’s overall management and accounting, and supervises its Audit Department, which assists Shinhan Bank’s Audit Committee. Shinhan Bank’s Audit Committee also reviews and evaluates Shinhan Bank’s accounting policies and their changes, financial and accounting matters and fairness of financial reporting.

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

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, the Financial Supervisory Service conducted a comprehensive audit of Shinhan Bank from November to

December 2012, and in July 2013 notified Shinhan Bank of an institutional caution (which does not give rise to significant sanctions unlike in the case of repeated institutional warnings), imposed disciplinary actions against 65 Shinhan Bank employees and assessed a fine of ~~W~~87.5 million after finding that Shinhan Bank had illegally monitored customer accounts, breached confidentiality with respect to certain financial transactions and violated its obligation to disclose and report to the Financial Supervisory Service an investment in an affiliated company of Shinhan Bank. Furthermore, in March 2013 the Financial Supervisory Service conducted a special audit of Shinhan Bank as to incidents of alleged malfunctioning of its financial computer network and in December 2013, notified Shinhan Bank of an institutional caution and imposed disciplinary actions against five Shinhan Bank employees after finding that Shinhan Bank did not properly maintain its information technology administrator account and vaccine server. From October 2013 to November 2014, the Financial Supervisory Service also conducted a series of special audits of Shinhan Bank as to incidents of alleged illegal monitoring of customer accounts, and in February 2014, the Prosecutors’ Office in Korea also commenced an investigation of Shinhan Bank with respect to same. In December 2015, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed disciplinary actions against three former Shinhan Bank officers after finding that Shinhan Bank had illegally monitored customer accounts, whereas in September 2015, the Prosecutors’ Office determined not to prosecute the former officers of Shinhan Bank because of insufficient evidence. In addition, the Financial Supervisory Service conducted a periodic audit of Shinhan Bank from April to May 2015, and as of the date hereof, Shinhan Bank has not received any notifications in connection with such audit.

The Financial Supervisory Service also conducted a special audit of Shinhan Card, together with BC Card and KB Kookmin Card, from June to July 2013, in relation to alleged imperfect sales of insurance products, and in March 2014, issued an institutional warning against each of the three credit card companies based on a finding that card customers were provided inadequate or misleading disclosures regarding the risks relating to such products at the time of sale. The Financial Supervisory Service also imposed disciplinary actions against three Shinhan Card employees and assessed a fine of ~~W~~10 million against Shinhan Card as well as similar sanctions against BC Card and KB Kookmin Card. In addition, the Financial Supervisory Service conducted a comprehensive audit of Shinhan Card, together with Samsung Card and Hyundai Card, in September 2014, and in November 2015, issued an institutional warning against each of the three credit card companies based on a finding that they had illegally provided personal credit information of potential new cardholders to their credit card sales agents. The Financial Supervisory Service also imposed disciplinary actions against six Shinhan Card employees and assessed a fine of ~~W~~6 million against Shinhan Card as well as similar sanctions against Samsung Card and Hyundai Card. In December 2014, the Financial Supervisory Service also issued institutional cautions against Shinhan Life for selling insurance products without adequate disclosure and for incomplete payments of agency fees, together with a fine of ~~W~~338 million in relation to the former case.

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

Shinhan Bank

In order to strengthen risk management of its overseas subsidiaries and effectively comply with local and domestic regulations, Shinhan Bank is in the process of laying out a global risk management system network, which records the risk data of its overseas subsidiaries. Shinhan Bank seeks to leverage the development of this system for further overseas expansion and stable growth of existing overseas subsidiaries. To date, Shinhan Bank has completed the development of such system for its subsidiaries in China, Japan, Vietnam, the United States, Canada, India, Europe and Mexico. Shinhan Bank also plans to expand the application of this system to its other overseas subsidiaries.

Shinhan Bank has also completed development of a system to calculate stressed VaR based on Basel II standards in order to prepare for stress situations such as the global financial crisis in 2008. Shinhan Bank has received approval for such system from the Financial Supervisory Service and has been implemented since 2012.

In 2012, Shinhan Bank developed a system for improving collection and recovery of bad assets through enhanced loss given default data processing. In addition, in 2012, Shinhan Bank received approvals from the Financial Supervisory Service for upgrades to its credit evaluation modeling for risk assessment of small- to medium-sized enterprises that are not required to be audited by outside accounting firms and for SOHOs, which upgrades related to factoring in the credit profile of the head of such enterprises and SOHOs. In 2014, Shinhan Bank further upgraded the credit evaluation modeling for risk assessment of small- and medium-size enterprises that are not required to be audited by outside accounting firms by entirely revamping the modeling for enterprises subject to outside audits, enterprises that are not subject to outside auditors and enterprise heads. Such upgraded modeling was approved by the Financial Supervisory Service, and Shinhan Bank began implementation of the upgraded system since 2014. In 2014, Shinhan Bank reclassified its credit evaluation models for risk assessment of enterprises into the following four categories: (i) IFRS (enterprises subject to external audits under Korean IFRS), (ii) GAAP (enterprises subject to external audits under Generally Accepted Accounting Principles), (iii) small- and medium-size enterprises and (iv) SOHO. Such reclassification was approved by the Financial Supervisory Service, and Shinhan Bank began to implement the system in 2015.

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

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on July 24, 2015, Law No. 13448). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.

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

Under the Financial Holding Companies Act, the establishment of a financial holding company must be approved by the Financial Services Commission. A financial holding company is required to be mainly engaged in controlling its subsidiaries by holding the shares or equities of the subsidiaries in the amount of not less than 50% of aggregate amount of such financial holding company’s assets based on the latest balance sheet. A financial holding company is prohibited from engaging in any profit-making businesses other than controlling the management of its subsidiaries and certain ancillary businesses as prescribed in the Presidential Decree of the Financial Holding Companies Act which include the following businesses:

•	financially supporting its subsidiaries and the subsidiaries of its subsidiaries (the “direct and indirect subsidiaries”), including lending properties with economic values such as monies and securities, guaranteeing obligation performance and other direct or indirect transactions involving transactional credit risk;

•	raising capital necessary for the investment in subsidiaries or providing financial support to its direct and indirect subsidiaries;

•	supporting the business of its direct and indirect subsidiaries for the joint development and marketing of new product and the joint utilization of facilities or IT systems; and

•	pursuing any other activities exempted from authorization, permission or approval under the applicable laws and regulations.

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

The following table sets forth loan classifications according to the guidelines of the Financial Services Commission.

Loan Classification	Loan Characteristics
Normal	Loans extended to customers that, based on our consideration of their business, financial position and future cash flows, do not raise concerns regarding their ability to repay the loans.

Precautionary	Loans extended to customers that (i) based on our consideration of their business, financial position and future cash flows, show potential risks with respect to their ability to repay the loans, although showing no immediate default risk or (ii) are in arrears for one month or more but less than three months.

Substandard

(i) Loans extended to customers that, based on our consideration of their business, financial position and future cash flows, are judged to have incurred considerable default risks as their ability to repay has deteriorated; or

(ii) the portion that we expect to collect of total loans (a) extended to customers that have been in arrears for three months or more, (b) extended to customers that have incurred serious default risks due to the occurrence of, among other things, final refusal to pay their debt instruments, entry into liquidation or bankruptcy proceedings or closure of their businesses, or (c) extended to customers who have outstanding loans that are classified as “doubtful” or “estimated loss.”

Doubtful

Loans exceeding the amount that we expect to collect of total loans to customers that:

(i) based on our consideration of their business, financial position and future cash flows, have incurred serious default risks due to noticeable deterioration in their ability to repay; or

(ii) have been in arrears for three months or more but less than twelve months.

Estimated loss

Loans exceeding the amount that we expect to collect of total loans to customers that:

(i) based on our consideration of their business, financial position and future cash flows, are judged to be accounted as a loss because the inability to repay became certain due to serious deterioration in their ability to repay;

(ii) have been in arrears for twelve months or more; or

(iii) have incurred serious risks of default in repayment due to the occurrence of, among other things, final refusal to pay their debt instruments, liquidation or bankruptcy proceedings or closure of their business.

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

(a)	the sum of:

(i)	in the case of a financial holding company, the shareholders’ equity as defined under Article 24-3, Section 7(2) of the Presidential Decree of the Financial Holding Companies Act, which represents the difference between the total assets less total liabilities on the balance sheet as of the end of the most recent quarter;

(ii)	in the case of a bank, the shareholders’ equity as defined under Article 2, Section 1(5) of the Bank Act, which represents the sum of Tier I and Tier II capital amounts determined according to the standards set by the BIS;

(iii)	in the case of a merchant bank, the capital amount as defined in Article 342, Section (1) of the Financial Investment Services and Capital Markets Act;

(iv)	in the case of a financial investment company, the shareholders’ equity as defined under Article 37, Section 3 of the Presidential Decree of the Financial Investment Services and Capital Markets Act, which represents the total shareholders’ equity as adjusted as determined by the Financial Services Commission, such as the amount of increase or decrease in paid-in capital after the end of the most recent fiscal year;

(v)	in the case of an insurance company, the shareholders’ equity as defined under Article 2, Section 15 of the Insurance Act, which represents the sum of items designated by the Presidential Decree, such as paid-in-capital, capital surplus, earned surplus and any equivalent items, less the value of good will and other equivalent items;

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

Principal Regulations Applicable to Banks

General

The banking system in Korea is governed by the Banking Act and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks are subject to the regulations and supervision of the Bank of Korea, the Bank of Korea’s Monetary Policy Committee, the Financial Services Commission and its executive body, the Financial Supervisory Service.

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

If the Financial Services Commission deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the Financial Services Commission may order, among others,:

•	capital increases or reductions;

•	suspension of officers’ performance of their duties and appointment of custodians;

•	stock cancellations or consolidations;

•	transfers of a part or all of business;

•	sale of assets and bar on acquisition of high-risk assets;

•	closures or downsizing of branch offices or workforce;

•	mergers or becoming a subsidiary under the Financial Holding Companies Act of a financial holding company;

•	acquisition of a bank by a third party;

•	suspensions of a part or all of business operation; or

•	assignments of contractual rights and obligations relating to financial transactions.

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

Under the Banking Act, the capital of a bank is divided into two categories: Tier I and Tier II capital. Tier I capital (typically referred to as “Core Capital”) consists of (i) the capital that can absorb losses incurred by a bank such as capital, capital surplus and earned surplus generated from the issuance of common shares (collectively, “Common Stock Capital”), and (ii) the capital that can absorb the losses of a bank after depletion of the Common Stock Capital such as capital and capital surplus generated from the issuance of Tier I capital instruments satisfying the requirements designated by the Financial Supervisory Service (collectively, “Other Core Capital”). Tier II capital (typically referred to as “Supplementary Capital”) represents the capital which is equivalent to, but not included in, the Core Capital and can absorb losses incurred upon the liquidation of a bank such as capital and capital surplus generated from the issuance of Tier II capital instruments satisfying the requirements designated by the Financial Supervisory Service and allowance for bad debts set aside for loans classified as “normal” or “precautionary.”

Under the Detailed Regulations on the Supervision of the Banking Business, Tier I capital instruments must satisfy, among others, the following requirements in order to be recognized as Other Core Capital:

(i)	Tier I capital instruments shall have no maturity or maturity of not less than 30 years with conditions under which the bank may extend the maturity without changing the existing terms and conditions;

(ii)	there is no condition to promote the bank to redeem Tier I capital instruments such as a step-up provision;

(iii)	Tier I capital instruments shall constitute unsecured and subordinated obligations of the bank and rank lower than claims of holders of the Supplementary Capital and shall not be recognized as the liabilities in case of the bankruptcy under the Debtor Rehabilitation and Bankruptcy Act of Korea;

(iv)	the requirements for paying dividends shall be determined as of the issuance date and the payment of dividends or interests shall not be determined in connection with the credit rating of the bank;

(v)	Tier I capital instruments shall not be redeemed within five years from the issuance date and the bank shall be able to determine in its sole discretion whether it redeems such instruments even after five years from the issuance date; and

(vi)

the payment of dividends or interests shall be suspended from the date when the bank is designated as a “insolvent financial institution” under the Act on Structural Improvement of the Financial Industry of Korea or under the Depositor Protection act of Korea as applicable, or the Financial Supervisory

Service takes measures under the Regulations on the Supervision of the Banking Business such as the managerial improvement recommendation, the managerial improvement request, the managerial improvement order and the emergency measures against the bank to the date when the above-mentioned event is removed;

(vii)	the bank shall be able to revoke in its sole discretion the payment of dividends or interests at any time;

(viii)	the revocation of the payment of dividends or interests shall not be deemed as the event of defaults, and the bank shall be able to use in its sole discretion the amount which was revoked to pay as dividends or interests to redeem any other debts of the bank then due and payable.

(ix)	Tier I capital instruments shall have a provision that requires such instruments to be either written off or converted into common shares upon the occurrence of the events (the “Trigger Events”) where the Financial Supervisory Service issues the managerial improvement order against the bank under Article 36 of the Regulations on the Supervision of the Banking Business on the ground that the bank would not have become viable without a write-off or conversion into common shares of such instruments or a public sector injection of capital or equivalent support or the bank is designated as a “insolvent financial institution” under the Act on Structural Improvement of the Financial Industry of Korea or under the Depositor Protection Act, as applicable.

Under the Detailed Regulations on the Supervision of the Banking Business, Tier II capital instruments must satisfy, among others, the following requirements in order to be recognized as Supplementary Capital:

(i)	Tier II capital instruments shall constitute unsecured and subordinated obligations of the bank and rank lower than all deposits and other senior liabilities of the bank;

(ii)	the maturity shall not be less than five years from the issuance date, and Tier II capital instruments shall not be redeemed within five years from the issuance date;

(iii)	other than the case where the bank is subject to the bankruptcy or liquidation, the holder of Tier II capital instruments shall not have the right to require bank to pay the principal or interests of such instruments earlier than the original due date thereof.;

(iv)	there is no condition to promote the bank to redeem Tier II capital instruments such as a step-up provision, and the bank shall be able to determine in its sole discretion whether to redeem such instruments prior to the maturity date;

(v)	the payment of dividends or interests shall not be determined in connection with the credit rating of the bank;

(vi)	Tier II capital instruments shall have a provision that requires such instruments to be either written off or converted into common shares upon occurrence of the Trigger Events;

(vii)	the bank or any person or entity over which the bank exercises substantial control shall not purchase the capital instruments issued by such bank nor provide, directly or indirectly, the funds to acquire the capital instruments by providing any collateral or guaranty or loan in favor of the person or entity which tries to acquire such instruments; and

(viii)	the bank shall not enhance, legally or economically, the payment priority of the capital instruments, nor provide, directly or indirectly through its affiliated company, any collateral or guaranty in favor of the person or entity which acquires such instruments.

All banks must meet standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with the Financial Services Commission requirements that have been formulated based on the BIS Standards. These standards were adopted and became effective in 1996. Under these regulations, all domestic banks and foreign bank branches are required to meet the minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

Furthermore, as Basel III was adopted and is being implemented in stages in Korea starting December 1, 2013, all banks in Korea are required to meet minimum ratios of common stock capital (less any capital deductions) and core capital (less any capital deductions) to risk-weighted assets as set out in the Regulation on the Supervision of the Banking Business. The required minimum ratio of common stock capital (less any capital deductions) to risk-weighted assets is 4.5%, and the required minimum ratio of core capital (less any capital deductions) to risk-weighted assets is 6.0%. In addition, additional capital conservation buffer requirements are being implemented in stages from January 1, 2016 to January 1, 2019. Under such requirements, all banks in Korea are required to maintain a capital conservation buffer of 0.625% from January 1, 2016, which will be gradually increased to 1.25% on January 1, 2017, 1.875% on January 1, 2018 and 2.5% on January 1, 2019.

Under the Regulation on the Supervision of the Banking Business and the Detailed Regulations promulgated thereunder, Korean banks apply the following risk-weight ratios in respect of their home mortgage loans:

(1) for those banks adopting a standardized approach for calculating credit risk-weighted assets, the risk-weight ratio of 35% (only in the case where the loan is fully secured by a first ranking mortgage); and

(2) for those banks adopting an internal ratings-based approach for calculating credit risk-weighted assets, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined in the Detailed Regulations on the Supervision of the Banking Business.

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

Under the standardized approach, a home mortgage loan fully secured by a first ranking mortgage over the residential property is risk-weighted at 35%.

Under the Regulation on the Supervision of the Banking Business, banks generally must maintain allowances for credit losses in respect of their outstanding loans and other credits (including confirmed guarantees and acceptances and trust account loans) in an aggregate amount covering not less than:

•	0.85% of normal credits (or 0.9% in the case of normal credits comprising loans to certain industries including construction, retail and wholesale sales, accommodations, restaurant, real estate and lease, 1.0% in the case of normal credits comprising loans to individuals and households, 2.5% in the case of normal credits comprising credit card loans and 1.1% in the case of normal credits comprising other credit card receivables);

•	7% of precautionary credits (or 10% in the case of precautionary credits comprising loans to individuals and households, 50% in the case of precautionary credits comprising credit card loans and 40% in the case of precautionary credits comprising other credit card receivables);

•	20% of substandard credits (or 10% in the case of substandard credits comprising assets for which a bank has the right to receive payment in priority pursuant to the Corporate Restructuring Promotion Act of Korea or Paragraph 180, Subparagraph 2 of the Debtor Rehabilitation and Bankruptcy Act of Korea (the “Priority Assets”), 65% in the case of substandard credits comprising credit card loans and 60% in the case of substandard credits comprising other credit card receivables);

•	50% of doubtful credits (or 25% in the case of doubtful credits comprising Priority Assets, 55% in the case of doubtful credits comprising loans to individuals and households and 75% in the case of doubtful credits comprising credit card loans and other credit card receivables); and

•	100% of estimated loss credits (or 50% in the case of estimated loss credits comprising of Priority Assets).

Furthermore, under the Regulation on the Supervision of the Banking Business, banks must maintain allowances for credit losses in respect of their confirmed guarantees (including confirmed acceptances) and outstanding non-used credit lines in an aggregate amount calculated at the same rates applicable to normal, precautionary, substandard, doubtful and estimated loss credits comprising their outstanding loans and other credits as set forth above.

Most recently, in December 2015, the Financial Services Commission designated us, Hana Financial Group, KB Financial Group and NongHyup Financial Group as domestic systemically important bank holding companies and Woori Bank as a domestic systemically important bank and introduced more stringent capital requirements for these financial institutions. According to these new regulations, such financial institutions are required to maintain an additional capital buffer of 0.25% starting on January 1, 2016, with such buffer to increase by 0.25% annually to 1.00% by January 1, 2019.

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

The Financial Services Commission requires Korean banks to maintain a liquidity coverage ratio of at least 80.0% as of January 1, 2015, 85.0% as of January 1, 2016, 90.0% as of January 1, 2017, 95.0% as of January 1, 2018 and 100.0% as of January 1, 2019. The Financial Services Commission defines liquidity coverage ratio as high liquid assets that can be easily converted to cash, as divided by the net amount of cash outflow for the next one month period, under the stress level established according to the liquidity coverage ratio, pursuant to the Regulation on the Supervision of the Banking Business, which was amended as of December 26, 2014 to implement the liquidity coverage ratio requirements under Basel III. The Financial Services Commission also requires Korean banks to (1) maintain a foreign currency liquidity ratio due within three months, which is defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months, of at least 85.0%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than negative 3% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%.

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

Loan-to-Deposit Ratio

In December 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The Regulation on the Supervision of the Banking Business, which was amended as of August 18, 2010 and December 26, 2014 and took effect on January 1, 2014 and January 1, 2015, respectively, requires banks with Won-denominated loans of not less than ~~W~~2 trillion in value as of the last month of the immediately preceding quarter to maintain a ratio of Won-denominated loans (excluding certain types of loan from Korea Development Bank, Korean government or Korea Federation of Banks) to Won-denominated deposits (excluding certificates of deposit) and the balance of the covered bonds under the Act on Issuance of Covered Bonds, the maturity of which is not less than five years (only in case when such financing from the issuance of covered bonds is used in Won currency and up to 1% of Won-denominated loan) not more than 1:1. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2015 was 98.8%, based on monthly average balances.

Financial Exposure to Any Single Customer and Major Shareholders

Under the Banking Act, the sum of material credit exposures by a bank, namely, the total sum of its credits to single individuals, legal entities or persons sharing credit risk with such individuals or legal entities such as companies belonging to the same enterprise groups as defined under the Monopoly Regulation and Fair Trade Act that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions), must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions), subject to certain exceptions. Subject to certain exceptions, no bank is permitted to extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and such other transactions which directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to an individual or a legal entity, and no bank may grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to individuals, legal entities and companies that belong to the same enterprise group as defined in the Monopoly Regulations and Fair Trade Act.

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

Interest Rates

Korean banks remain dependent on the acceptance of deposits as their primary source of funds. Currently, there are no legal controls on interest rates on bank loans in Korea, except for the cap of 27.9% per annum on interest rates under the Act on Lending Business.

Lending to Small- and Medium-sized Enterprises

When commercial banks (including Shinhan Bank) make Won-denominated loans to certain start-up, venture, innovative and other strategic small- and medium-sized enterprises specially designated by the Bank of Korea as “priority borrowers,” the Bank of Korea generally provides the underlying funding to these banks at concessionary rates for up to 50% of all such loans made to the priority borrowers subject to a monthly-adjusted limit prescribed by the Bank of Korea (currently ~~W~~5.9 trillion) provided that if such loans to priority borrowers made by all commercial banks exceed the prescribed limit for a given month, the concessionary funding for the following month will be allocated to each commercial bank in proportion to such bank’s lending to priority borrowers two months prior to the time of such allocation, which has the effect that, if a particular bank lags other banks in making loans to priority borrowers, the amount of funding such bank can receive from the Bank of Korea at concessionary rates will be proportionately reduced.

Disclosure of Management Performance

For the purpose of enforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Services Commission requires commercial banks to disclose certain matters as follows:

•	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated pursuant to the criteria under the Detailed Regulations promulgated under the Regulation on the Supervision of the Banking Business), except where the loan exposure to a single business group is not more than ~~W~~4 billion;

•	occurrence of any financial event involving embezzlement, malfeasance or misappropriation of funds the amount of which exceeds 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) at the end of the previous month, unless the bank has lost or expects to lose not more than ~~W~~1 billion as a result thereof, or the Governor of the Financial Supervisory Service has made a public announcement regarding such an occurrence; and

•	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, except where the loss is not more than ~~W~~1 billion.

Restrictions on Lending

According to the Banking Act, commercial banks are prohibited from making any of the following categories of loans:

•	loans made directly or indirectly on the pledge of a bank’s own shares;

•	loans made directly or indirectly to enable a natural or a legal person to buy the bank’s own shares; and

•	loans made to any of the bank’s officers or employees other than de minimis loans of up to (1) ~~W~~20 million in the case of a general loan, (2) ~~W~~50 million in the case of a general loan plus a housing loan, or (3) ~~W~~60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission implemented a number of changes in recent years to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. Due to a rapid increase in the volume of loans secured by homes and other forms of housing, the Financial Services Commission and the Financial Supervisory Service implemented regulations designed to curtail extension of new or refinanced loans secured by housing, including the following:

•	as to loans secured by a collateral of housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) shall not exceed 60%;

•	as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (excluding apartments) located in areas of high speculation, in each case, as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than three years should not exceed 50% and (ii) the loan-to-value ratio for loans with a maturity of more than three years shall not exceed 60%;

•	as to loans secured by apartments located in areas of high speculation as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than ten years should not exceed 40%; and (ii) the loan-to-value ratio for loans with a maturity of more than ten years shall not exceed (a) 40%, if the price of such apartment is over ~~W~~600 million, and (b) 60%, if the price of such apartment is ~~W~~600 million or lower;

•	notwithstanding foregoing, as to loans secured by a collateral of housing (including apartments), the loan-to-value ratio for loans to be amortized over the period of ten years should not exceed 70 percent;

•	in the case of a borrower (i) whose spouse already has a loan secured by housing or (ii) who is single and under 30 years old, the debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such apartment(s) and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) of the borrower in respect of loans secured by apartment(s) located in areas of high speculation as designated by the government shall not exceed 40%;

•	as to loans secured by apartments with appraisal value of more than ~~W~~600 million in areas of high speculation as designated by the government or certain metropolitan areas designated as areas of excessive investment by the government, the borrower’s debt-to-income ratio shall not exceed 40%;

•	as to apartments located in areas of high speculation as designated by the government, a borrower is permitted to have only one new loan secured by such apartment;

•	where a borrower has two or more loans secured by apartments located in areas of high speculation as designated by the government, the loan with the earliest maturity date in the event of the extension of maturity must be repaid first and the number of loans must be eventually reduced to one.

•	the bank is prohibited from extending home equity loans to minors; and

•	the bank is prohibited from accepting apartments located in areas of high speculation as designated by the government as collateral for company loans with purpose of acquiring such apartments, except for unavoidable cases.

Notwithstanding foregoing, in order to rationalize the regulations on the housing loans, the Financial Supervisory Service provided the administrative instructions in July 2014 that all financial institutions including banks under the Banking Act are subject to the maximum loan-to-value ratio of 70% (irrespective of the location of the property) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions), from August 1, 2014.

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

Restrictions on Shareholdings in Other Companies

Under the Banking Act, a bank may not own more than 15% of shares outstanding with voting rights of another company, except where, among other reasons:

•	the company issuing such shares is engaged in a business that falls under the category of financial businesses set forth by the Financial Services Commission (including companies which business purpose is to own equity interests in private equity funds); or

•	the acquisition of shares by the bank is necessary for corporate restructuring of such company and is approved by the Financial Services Commission.

In the above cases, a bank must satisfy either of the following requirements:

•	the total investment in companies in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions); or

•	the total investment in companies in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 30% of the sum of Tier I and Tier II capital (less any capital deductions) where the acquisition satisfies the requirements determined by the Financial Services Commission.

The Banking Act provides that a bank using its bank accounts and its trust accounts is not permitted to acquire the shares issued by the Major Shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Banking Act, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Banking Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies — namely, (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group; (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than ~~W~~2 trillion; (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding; (4) a private equity fund (under the Financial

Investment Services and Capital Markets Act) where (i) the general partner of such private equity fund, (ii) the limited partner whose equity holding ratio in such private equity fund is 10% or more, or (iii) the limited partners, being member companies of a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act, whose aggregate equity holding ratio in such private equity fund is 30% or more falls under either of item (1) to (3) above; or (5) a special purpose company of a private equity fund where a private equity fund, as described in item (4) above, owns 4% or more of the special purpose company’s issued and outstanding shares or has actual control over the major business affairs of the special purpose company through, for example, appointment and dismissal of the officers — may not acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares, and must obtain the approval of the Financial Services Commission in order to acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares if, through such acquisition, the non-financial business group companies become the largest shareholder of such bank or have actual control over the major business affairs of such bank through the methods set out in the Enforcement Decree of the Banking Act such as appointment and dismissal of the officers; provided that such non-financial business group companies may acquire beneficial ownership of:

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

Restrictions on Funding

Under the Specialized Credit Financial Business Act, a credit card company may raise funds using only the following methods: (i) borrowing from financial institutions, (ii) issuing corporate debentures or notes, (iii) selling securities held by the credit card company, (iv) transferring claims held by the credit card company, (v) borrowing and issuing foreign currency securities after registering itself as a foreign exchange business institutions under the Foreign Exchange Transactions Law, (vi) transferring claims held by the credit card company in connection with its businesses, or (vii) issuing securities backed by the claims held by the credit card company relating to its businesses.

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

Issuance of New Cards and Solicitation of New Card Holders

The Presidential Decree of the Specialized Credit Financial Business Act establishes the conditions under which a credit card company or a licensed bank engaged in the credit card business may issue new cards and solicit new members. Specifically, new credit cards may be issued only to the following persons that meet all of the following criteria: (i) age of 19 years or more as defined in the Korean Civil Code, or age of 18 years or more with evidence of employment as of the date of the credit card application; (ii) satisfaction of a minimum credit score as publicly announced by the Financial Services Commission, provided that the minimum personal credit score requirement will not apply in the case where (a) the credit card company can confirm through objective evidence that an applicant is sufficiently capable of paying for his or her credit card use or such applicant can provide objective evidence therefor, or (b) a credit card function is added to an existing debit card for added convenience to the card holder and the credit card function is subject to limits determined by the Financial Services Commission; (iii) satisfaction of the application scoring system for the relevant credit; and (iv) verification of personal identity.

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

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly to enable a natural or legal person to buy their own shares;

•	loans made directly or indirectly to finance political campaigns and other similar activities; and

•	loans made to any of the insurance company’s officers or employees other than loans based on insurance policy or de minimis loans of up to (1) ~~W~~20 million in the case of a general loan, (2) ~~W~~50 million in the case of a general loan plus a housing loan, or (3) ~~W~~60 million in the aggregate for general loans and housing loans.

In addition, insurance companies are not allowed to exceed the following limits in making the following investments:

•	with respect to holding foreign currency under the Foreign Exchange Transaction Act or owning offshore real estate, 30% of its Total Assets; and

•	with respect to the sum of margins for a futures exchange designated by the Presidential Decree or a foreign futures exchange, and commitment amounts of over-the-counter derivatives must not exceed 6% of its Total Assets, provided that the over-the-counter derivative trades are limited to 3%. The derivatives trades of a separate account are limited to 6% of the assets of separate account, provided that the over-the-counter derivatives trades are limited to 3%.

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

U.S. Regulations

As substantially all of our and our subsidiaries’, operations are in Korea, we are primarily subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service. Our subsidiaries, however, have limited operations in the United States, and we own a bank in the United States. Therefore, we and our U.S. operations are subject to U.S. supervision, regulation and enforcement by relevant authorities in the United States with regard to our U.S. operations.

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

Financial Holding Company

In addition to the direct regulation of Shinhan Bank’s U.S. branch by the Department and the Federal Reserve, because we operate a U.S. branch and have a subsidiary bank in the U.S., our nonbanking activities in the United States are subject to regulation by the Federal Reserve pursuant to the International Banking Act of 1978, the Bank Holding Company Act of 1956 (the “BHC Act”), and other laws. We have elected to be a “financial holding company” under the BHC Act. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain our financial holding company status, (i) we and our U.S. subsidiary bank located in New York are required to be “well capitalized” and “well managed,” (ii) our U.S. branch and our U.S. subsidiary bank located in New York are required to meet certain examination ratings, and (iii) our subsidiary bank in New York is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1977 (the “CRA”).
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

Capital Requirements. The FDIC imposes capital adequacy standards on state-chartered banks like Shinhan Bank America. In order to be considered “adequately capitalized,” the FDIC’s current capital regulations require a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 basis points required for all other state-chartered, non-member banks, which effectively will increase the minimum Tier I leverage ratio for such other banks to 4.0%. Under the FDIC’s regulation, the highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization and are rated composite 1 under the Uniform Financial Institutions Rating System. Tier I or core capital is defined as the sum of common stockholders’ equity (including retained earnings), non-cumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill and certain mortgage servicing rights.

The FDIC also requires that banks meet a risk-based capital standard. The current risk-based capital standard for banks requires, in order to be “adequately capitalized,” the maintenance of a ratio of total capital (which is defined as Tier I capital and supplementary capital) to risk-weighted assets of 8.0% and Tier I capital to risk-weighted assets of 4%. In determining the amount of risk-weighted assets, all assets, plus certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item. The components of Tier I capital are the same as for the leverage capital standard. The components of supplementary capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital.

In order for our U.S. bank subsidiary to be classified as “well capitalized,” which is necessary in order for us to maintain our financial holding company status, it must have a Tier I leverage ratio of at least 5%, a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Furthermore, banks are generally encouraged to maintain even higher levels of capital during the current period of economic difficulty. In addition, the “prompt corrective action” framework under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. Our U.S. bank subsidiary must maintain a minimum 5% Tier I leverage ratio, a 6.5% common equity Tier I ratio, a 8% Tier I risk-based capital ratio and a 10% total risk-based capital ratio to meet the definition of “well capitalized” under FDICIA’s prompt corrective action requirements.

As of December 31, 2015, Shinhan Bank America exceeded all of the capital ratio standards for a well capitalized bank with a Tier I leverage ratio of 14.02%, a common equity Tier I risk-based capital ratio of 18.88%, a Tier I risk-based capital ratio of 18.88% and a total risk-based capital ratio of 19.84%.

The current FDIC capital adequacy guidelines have been modified in accordance with “Basel III.” In July 2013, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency issued final rules (the

“Final Rules”) that substantially revise the federal banking agencies’ current capital rules and implement Basel III. The Final Rules, among other things, narrow the definition of capital, and increase capital requirements for specific exposures. They also include higher capital ratio requirements. In addition, consistent with the Dodd-Frank Act, they remove references to, or requirements of reliance on, credit ratings in the capital rules and replace them with alternative standards of creditworthiness. Shinhan Bank America’s current capital ratios satisfy the requirements set forth in the Final Rules, effective January 1, 2015.

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

With certain limited exceptions, Shinhan Bank America may not make loans or extend credit for commercial, corporate or business purposes (including lease financing) to a single borrower, the aggregate amount of which would be in excess of 15% of Shinhan Bank America’s net worth, on an unsecured basis, and 25% of the net worth if the excess is collateralized by readily marketable collateral or collateral otherwise having a value equal to the amount by which the loan exceeds 15% of Shinhan Bank America’s net worth. In calculating the amount of outstanding loans or credit to a particular borrower for this purpose, Shinhan Bank America must include its credit exposure arising from derivative transactions with the borrower.

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

Prompt Corrective Action. Section 38 of the Federal Deposit Insurance Act (“FDIA”) provides the federal banking regulators with broad power to take “prompt corrective action” to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends on whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” A bank is deemed to be (i) “well capitalized” if it has total risk-based capital ratio of 10.0% or greater, has a Tier I risk-based capital ratio of 8.0% or greater, has a common equity Tier I capital ratio of 6.5% or greater, has a Tier I leverage capital ratio of 5.0% or greater, and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure, (ii) “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, has a Tier I risk-based capital ratio of 6.0% or greater, has a common equity Tier I capital ratio of 4.5% or greater, has a Tier I leverage capital ratio of 4.0% or greater and does not meet the definition of “well capitalized,” (iii) “undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, has a Tier I risk-based capital ratio that is less than 6.0%, has a common equity Tier I capital ratio of less than 4.5%, or has a Tier I leverage capital ratio that is less than 4.0%, (iv) “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, has a Tier I risk-based capital ratio that is less than 4.0%, has a common equity Tier I capital ratio that is less than 3.0%, or has or a Tier I leverage capital ratio that is less than 3.0%, and (v) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. The regulations also provide that a federal banking regulator may, after notice and an opportunity for a hearing, reclassify a “well capitalized” institution as “adequately capitalized” and may require an “adequately capitalized” institution or an “undercapitalized” institution to comply with supervisory actions as if it were in the next lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. The federal banking regulator may not, however, reclassify a “significantly undercapitalized” institution as “critically undercapitalized.”

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

FDIC Insurance. Shinhan Bank America’s deposits are insured by the FDIC. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC.

In the past several years, there have been many failures and near-failures among financial institutions. The FDIC insurance fund reserve ratio, representing the ratio of the fund to the level of insured deposits, declined due to losses caused by bank failures and the FDIC then increased its deposit insurance premiums on remaining institutions in order to replenish the insurance fund. The FDIC insurance fund balance increased throughout 2010 and turned positive in 2011. The Dodd-Frank Act requires the FDIC to increase the ratio of the FDIC insurance fund to estimated total insured deposits to 1.35% by September 30, 2020. If bank failures in the future are more costly than the FDIC currently anticipates, then the FDIC will be required to continue to impose higher insurance premiums. Such an increase would increase our non-interest expense. Thus, despite the prudent steps Shinhan Bank America may take to avoid the mistakes made by other banks, its costs of operations may increase as a result of those mistakes by others.

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

As a result of the Dodd-Frank Act, the increase in the standard FDIC insurance limit from $100,000 to $250,000 was made permanent. As the Dodd-Frank Act also removed the prohibition on banks paying interest on commercial demand deposits, commercial depositors currently must choose between earning interest on their demand deposits or having the benefit of unlimited deposit insurance coverage.

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

Brokered Deposits. Under federal law and applicable regulations, (i) a well capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. Shinhan Bank America had an aggregate amount of $5 million of brokered deposits outstanding at December 31, 2015.

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

The CRA requires FDIC insured banks to define the assessment areas that they serve, identify the credit needs of those assessment areas and take actions that respond to the credit needs of the community. The FDIC must conduct regular CRA examinations of Shinhan Bank America and assign it a CRA rating of “outstanding,” “satisfactory,” “needs improvement” or “unsatisfactory.” Shinhan Bank America is also subject to provisions of the New York State Banking Law which impose similar obligations to serve the credit needs of its assessment areas. The Department and the FDIC each periodically assess a bank’s compliance, and makes the assessment available to the public. Federal and New York State laws both require consideration of these ratings when reviewing a bank’s application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices. A negative assessment may serve as a basis for the denial of any such application. Shinhan Bank America has received “satisfactory” ratings from both the Department and the FDIC.

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

Loans to affiliates must be secured by collateral with a value that depends on the nature of the collateral. The purchase of low quality assets from affiliates is generally prohibited. Loans and asset purchases with affiliates must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with nonaffiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to nonaffiliated companies. Shinhan Bank America’s authority to extend credit to executive officers, directors and 10% shareholders, as well as entities controlled by such persons, is currently governed by Regulation O of the Federal Reserve Board. Regulation O generally requires such loans to be made on terms substantially similar to those offered to unaffiliated individuals (except for preferential loans made in accordance with broad based employee benefit plans), places limits on the amount of loans Shinhan Bank America may make to such persons based, in part, on Shinhan Bank America’s capital position, and requires certain approval procedures to be followed.

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

As of the date hereof, we have 13 direct and 24 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

1)	Currently in liquidation proceedings.

2)	We and our subsidiaries currently own 36.7% in the aggregate.

3)	We and our subsidiaries currently own 32.6% in the aggregate.

4)	We and our subsidiaries currently own 34.6% in the aggregate.

5)	We and our subsidiaries currently own 1.8% in the aggregate.

6)	We and our subsidiaries currently own 93.3% in the aggregate.

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Asia Limited (incorporated in Hong Kong);

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Khmer Bank PLC (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	LLP MFO Shinhan Finance (incorporated in Kazakhstan);

•	Shinhan Investment Corp., USA Inc. (incorporated in the United States);

•	Shinhan Investment Corp., Asia Ltd. (incorporated in Hong Kong);

•	Shinhan BNP Paribas Asset Management (Hong Kong) Limited (incorporated in Hong Kong).

•	PT Bank Metro Express (incorporated in Indonesia);

•	PT Centratama Nasional Bank (incorporated in Indonesia);

•	Banco Shinhan de Mexico (incorporated in Mexico);

•	Nam An Securities Co., Ltd. (incorporated in Vietnam); and

•	PT Shinhan Indo Finance (incorporated in Indonesia).

ITEM 4.D.	Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea	59,519	5,418
Shinhan Investment Corp.	23-2, Youido-dong, Youngdungpo-gu, Seoul, Korea 150-312	70,170	4,765
Shinhan Centennial Building	117, Samgak-dong, Jung-gu, Seoul, Korea	19,697	1,389
Shinhan Bank Gwanggyo Branch	14, 1-ga, Namdaemun-ro, Jung-gu, Seoul, Korea	16,727	6,783
Shinhan Myongdong Branch	53-1, 1-ga, Myong-dong, Jung-gu, Seoul, Korea	8,936	1,014
Shinhan Youngdungpo Branch	57, 4-ga, Youngdungpo-dong, Youngdungpo-gu, Seoul, Korea	6,171	1,983
Shinhan Back Office Support Center	781, Janghang-dong, Ilsan-gu, Goyang-si, Gyeonggi-do, Korea	24,496	5,856
Shinhan Bank Back Office and Call Center	731, Yoksam-dong, Gangnam-gu, Seoul, Korea	23,374	7,964
Shinhan Bank Back Office and Storage Center	1074, Yongam-dong, Sangdang-gu, Cheongju-Si, Chungcheongbuk-do, Korea	6,019	5,376
Shinhan Card Yoksam-Dong Building	790-5, Yoksam-dong, Gangnam-gu, Seoul, Korea	7,348	1,185
Shinhan Data Center	23-2, Jukjeon-dong, Suji-gu, Yongin, Gyeonggi-do, Korea	44,676	9,114

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2015, Shinhan Bank had a countrywide network of 899 branches. Approximately 27.7% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. As of December 31, 2015, Jeju Bank had 38 branches of which we own 18 of the buildings in which the facilities are located, representing 47.4% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.

As of December 31, 2015, Shinhan Card had 28 branches, all but one of which was leased. Lease terms are generally from one to two years. We also lease Shinhan Card’s headquarters for a term of five years. As of December 31, 2015, Shinhan Investment had a nationwide network of 108 branches of which we own six of the buildings in which the facilities are located, representing 5.6% of its total branches in Korea. Lease terms are generally from one to two years. As of December 31, 2015, Shinhan Life had 187 branches which we leased for a term of generally one to two years.

The net book value of all the properties owned by us at December 31, 2015 was ~~W~~2,705 billion. We do not own any material properties outside of Korea.

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

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the largest financial services provider in Korea as measured by consolidated total assets as of December 31, 2015 and operate the fourth largest banking business (as measured by consolidated total bank assets as of December 31, 2015 and the largest credit card business (as measured by the total credit purchase volume in 2015) in Korea.

Most of our assets are located in, and we generate most of our income from, Korea. Accordingly, our business and profitability are largely dependent on the general economic and social conditions in Korea, including interest rates, inflation, exports, personal expenditures and consumption, unemployment, demand for business products and services, debt service burden of households and businesses, the general availability of credit, the asset value of real estate and securities and other factors affecting the financial well-being of our corporate and retail customers. The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. In recent years, the global economy and financial markets experienced adverse conditions and volatility, which also had an adverse impact on the Korean economy and in turn on our business and profitability. See “Item 3.D. Risk Factors — Risks Relating to our Banking Business — Difficult conditions and turbulence in the Korean and global economy and financial markets may adversely affect our business, asset quality, capital adequacy and earnings.”

We derive most of our income from interest earned on our corporate and retail loans, net of funding costs (which primarily consist of interest payable on customer deposits). Net interest income is largely a function of the average volume of loans and the net interest spread thereon.

In 2014, the average volume of retail loans grew by 6.1% from 2013, largely due to a continued increase in lending to borrowers with high credit profiles and government employees with relatively strong job security

(such as police officers and firefighters) as part of our strategic initiative to increase the volume of lending while maintaining or improving the profit margin and asset quality for such lending, an increase in the volume of long-term housing rental deposit loans in tandem with a growing preference for long-term housing rental in lieu of home ownership due in part to the continued uncertainty in the outlook for the Korean real property market, and a substantial increase in the volume of housing mortgage loans in the second half of 2014 following the series of Government plans to stimulate the general economy and the real estate market through various monetary, fiscal and deregulatory measures as announced in the second half of 2014. In 2014, the average volume of corporate loans increased by 4.7% from 2013, largely due to the relatively stable growth in loans to small- to medium-sized enterprises (which mainly resulted from heightened marketing focus on the good-quality smaller-sized enterprises that are not required to be audited by outside directors) and loans to large corporations (which mainly resulted from an increase in demand for facility loans and acquisition financing).

In 2015, the average volume of retail loans increased by 12.2% from 2014, primarily as a result of the general decrease in market interest rates and continued increase in demand for housing loans following the implementation of government policies in the second half of 2014 designed to stimulate the real estate market, including the loosening of maximum debt-to-income and loan-to-value ratios. In addition, the volume of mortgage and home equity loans increased as more households chose to purchase homes due to a substantial increase in the amounts of long-term deposits required for house rentals and a general decrease in the supply of homes rented on long-term deposit leases. In 2015, the average volume of corporate loans increased by 8.8% from 2014, principally as a result of the general decrease in market interest rates and increased loan demand from SOHOs and small- and medium-sized enterprises on the back of the Government’s policy initiatives to promote the growth of such enterprises.

From 2013 to 2014, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased (with the former decreasing more than the latter due to the difference in relative maturity profiles), including as a result of the decreases in the base interest rate set by the Bank of Korea in August and October 2014, while the average balance increased for both interest-earning assets and interest-bearing liabilities. While the base rate decreases in 2014 had the impact of substantially narrowing the interest rate spread, such impact was largely offset by the increase in the average balance of loans as discussed above. As a result, Shinhan Bank’s net interest income remained relatively stable from ~~W~~4,350 billion in 2013 to ~~W~~4,367 billion in 2014. Net interest income after provision for loan losses increased by 6.1% from ~~W~~3,677 billion in 2013 to ~~W~~3,903 billion in 2014 due to a decrease in provisioning in reflection of the improvement of Shinhan Bank’s overall asset quality. Shinhan Bank’s operating income increased by 4.5% from ~~W~~1,720 billion in 2013 to ~~W~~1,797 billion in 2014.

From 2014 to 2015, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased further (with the former decreasing more than the latter due to the difference in relative maturity profiles), primarily due to the additional cuts in the base interest rate by the Bank of Korea in March and June 2015, while the average balance increased for both interest-earning assets and interest-bearing liabilities. Largely due to the greater decrease in the average yield on interest-earning assets compared to that for the average rate on interest-bearing liabilities, Shinhan Bank’s net interest income decreased by 4.6% from ~~W~~4,367 billion in 2014 to ~~W~~4,165 billion in 2015. Net interest income after provision for loan losses amounted to ~~W~~3,903 billion and ~~W~~3,572 billion in 2014 and 2015, respectively. Shinhan Bank’s operating income decreased by 3.5% from ~~W~~1,797 billion in 2014 to ~~W~~1,734 billion in 2015.

As for Shinhan Card, its operating revenue is largely dependent on the transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general Korean economy, such as general consumer spending patterns in Korea. Shinhan Card’s operating revenues remained largely stable from ~~W~~4,615 billion in 2013 to

~~W~~4,597 billion in 2014 and to ~~W~~4,740 billion in 2015, in each case, largely due to increase in merchant fees collected due to an increase in the volume of credit purchases (especially through check cards), as well as an increase in the volume of credit card loans, which were substantially offset by a decrease in the volume of cash advances. The volume of cash advances has been in a steady decline since 2013 after we ceased allowing installment repayments and a revolving facility for cash advances. Partly as a result of a substitution effect, credit card loans have increased instead.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2015 and our current outlook for 2016 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2016.

Trends in the Korean Economy

In 2015, the global economy continued to undergo divergent paths of growth. The growth rate for China’s Gross Domestic Product for 2015 decreased to a quarter-century low of 6.9% despite various measures undertaken by the Chinese government to offset the effects of the sluggish economic growth, including cutting interest rates and adjusting the reserve requirements for its banks. Japan and Europe continued their expansionary monetary policies and are expected to maintain the current policy stance in the near term. The U.S. experienced improvement in the labor market and expressed confidence that inflation will be in line with the target rate over the medium-term. In response to such signs of improvement, in December 2015, the U.S. Federal Reserve raised its benchmark interest rate by 0.25 percentage points and announced its intention to gradually increase the rates in the future depending on the economic situation.

In the first half of 2015, the Korean economy experienced a slower-than-expected recovery due to delayed global economic recovery and a decrease in domestic consumption resulting in part from the spread of the Middle East Respiratory Syndrome (MERS). However, downward pressure on the growth rate was slightly restrained in the second half of 2015 due to active stimulation efforts from the Government, ranging from the Bank of Korea’s move to cut the basic interest rate to a historic low to the Ministry of Strategy and Finance’s implementation of a supplementary fiscal budget.

In 2016, we consider the following as potential risks to the Korean economy: (i) sustained recessionary current account surplus resulting from diminishing imports; (ii) increasing proportion of temporary employment; (iii) steadily increasing household debt; (iv) China’s slowing growth and (v) the Korean economy’s vulnerability to depreciation of the Japanese Yen. Also, the Government’s recently announced initiatives to restructure distressed businesses may contribute to medium- and long-term growth, but is anticipated to restrict economic recovery in the short-term.

As for interest rate movements, since 2009, Korea, like many other countries, has experienced a low interest rate despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015 and further reduced such rate to the historic low of 1.50% in June 2015, which has since remained unchanged. In light of the mixed signals on the economic outlook, the Bank of Korea’s policy path of interest rates in 2016 and for the foreseeable future remains uncertain.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

In 2015, major commercial banks in Korea generally experienced modest growth in terms of assets, principally due to a rebound in demand for loans from retail and corporate customers. The asset quality also improved to a limited extent in terms of delinquency and non-performing loan ratios. However, net interest margin for commercial banks generally tightened, largely due to the reduction in the Government-set base rate and increasing competition among Korean banks, particularly in relation to certain qualified fixed rate and installment payment loans.

Currently, we are not aware of any major regulatory developments that may have a material adverse effect on the commercial banking industry in Korea. However, the prolonged low-interest rate environment has presented limited opportunities for commercial banks to generate profit by taking advantage of differences between deposits and loans, and fueled intense competition among major commercial banks for quality customers. New services and products recently introduced based on the regulatory changes, such as the account switch service and the individual savings accounts, are also expected to generate competition among banks and between banks and securities firms. Furthermore, with the growing popularity of online financial service platforms, online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics have also intensified the competition by making significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech.” In addition, Internet-only banks, which are expected to commence operations as early as the second half of 2016, may introduce new services and offer promotions to attract customers of the existing commercial banks. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Credit Cards

In 2015, credit card companies in Korea generally experienced steady growth in revenues and assets and stable asset quality, in tandem with the modest recovery in the overall Korean economy, despite the temporary declines in consumer demand due to persisting economic uncertainties and the outbreak of the MERS in May and June 2015. Also in 2015, we experienced an increased threat from mobile payment service providers that are leveraging the convergence of financial services and technology, but at the same time continued to pursue opportunities for expansion into new businesses, aided by a favorable regulatory environment that encourages investments in new products and services.

In 2016, we expect that the recent reduction in merchant fees will inevitably lead to reduced revenues for credit card companies. While the overall asset quality of the Korean credit card industry has been improving and delinquency levels are among the lowest they have ever been largely as a result of the credit card companies’ improved portfolio management and credit risk practices over the past decade, we believe it will become increasingly important for credit card companies to take precautionary risk management measures in the face of continued economic uncertainties and the high level of household debt. In addition, competition is expected to remain intense given that the Korean credit card market is mature and saturated and as the mobile payment systems being introduced by online and mobile service providers become more prevalent.

The Korean credit card market, which has the world’s highest level of credit card usage as a percentage of gross domestic product according to statistics released by the Bank of Korea, has moved on from periods of growth into a period of maturity characterized by slow growth. As product differentiation is difficult given the nature of the industry, credit card companies face intense competition. In recent years, competition is further increasing due to new trends such as the expansion of financial and technology companies into markets for new payment systems and the growing presence of financial institutions in markets for mid-range interest rate loans.

Securities

In 2015, the securities industry in Korea reported an improved profitability in the brokerage segment due to a rise in the KOSPI index in the first half of 2015, as well as an increase in income from the fixed income segment due to increased sales of financial products resulting from Korea’s persistent low interest rate environment. According to data from the Financial Supervisory Service, return on equity for the industry increased to 7.3% in 2015 from 4.1% in 2014.

In 2016, we expect that profitability for the securities industry will likely remain under pressure due to factors such as the global recession, but with the continuation of low interest rates, we also anticipate a further flow of funds from risk-free assets to investment assets. In the mid- to long-term, we expect funds in the banking sector to flow into financial investment products, strengthening the wealth management segment. The recent spotlight on contingent liability issues concerning real estate investments has also given greater emphasis to the financial stability of securities companies. As a result, we believe securities companies will become differentiated in terms of financial stability based on their risk management capabilities.

In order to enhance the competitiveness of Korea’s capital market, the Government is implementing changes such as the liberalization of lending by financial investment companies, deregulation of private equity funds and introduction of the individual savings account (ISA) system. The Government is also planning to strengthen the capital market’s international competitiveness through a restructuring of the Korea Exchange, including its transformation into a holding company. On the competitive side, we expect competition to remain intense as the securities brokerage industry is already overcrowded with relatively low barriers of entry, although the industry is showing some signs of consolidation (such as the sale of Woori Investment & Securities to NH Securities, the acquisition of IM Investment & Securities by Meritz Securities, the proposed acquisition of KDB Daewoo Securities by Mirae Asset, and the proposed acquisition of Hyundai Securities by KB Financial Group). We expect that mergers and acquisitions will continue to play a significant role in shaping the competitive landscape for the securities industry in Korea.

Life Insurance

In 2015, volatility in the Korean financial market was exacerbated by uncertainties regarding increases in the base interest rate set by the United States government and the possible hard landing of the Chinese economy, presenting difficulties for the life insurance industry. The persistence of low profit and low growth led to a weak recovery in the savings insurance segment, but the protection-type insurance segment showed notable signs of growth, primarily through new whole life insurance products related to retirement planning and health insurance products. However, the life insurance industry generally experienced difficulty due to the negative net interest margin resulting from low interest rates, heightened regulations on consumer protection and increasing competition among insurers.

In 2016, we may continue to experience negative net interest margins amidst continued slow growth and low interest rates. Accordingly, we anticipate risk management and underwriting capacities to be the key competitive differentiators. Product development and asset management capabilities will also be emphasized as the industry is undergoing constant challenges and regulatory changes. Moreover, in light of the IFRS 4 Phase II to be implemented in 2020 as well as other changes in the business environment, including the convergence of financial industries and utilization of “fintech” and “big data,” we believe life insurance companies will need to adopt strategies focused on profitability and efficiency rather than just top line growth.

We are currently not aware of any major regulatory developments that may have a material adverse effect on the life insurance industry in Korea. On the competitive side, competition is expected to remain intense as the life insurance industry in Korea is mature and saturated, and the ability to offer differentiated services in order to attract the growing population of the elderly and the retirees’ products will continue to be an ever important competitive factor.

Asset Management

The asset management service industry is highly volatile and sensitive to the general trends in the overall cycles in the general economy and financial markets. Competition for this industry is likely to remain intense given the relatively low barriers of entry and the difficulty to differentiate services.

In 2015, the asset management industry experienced a meaningful growth in assets under management largely due to an increase in corporate assets, which offset an increase in redemptions by retail customers.

Although assets under management have grown in the last three years, the improvement in profitability has been limited as a significant majority of the assets under management are from corporate clients, which tend to generally yield low rates of fees.

In 2016, we expect a greater volatility in profit due to growing market uncertainties in the face of a sustained low interest rate environment. As a result, we anticipate that investors will demand stable returns on investments and more diversified investment solutions addressing various risk appetites.

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

Due, in part, to the variety of services being offered and the broad range of potential customers, specialized credit providers often find it relatively easy to develop new customer segments and provide niche offerings. Due to the relatively low barriers of entry, however, competition is intense and is expected to further intensify as a result of the commencement of automobile loan offerings by commercial banks and the expanded entry into personal loan markets by micro lenders. In addition, on September 30, 2015, the National Assembly of Korea passed an amendment to the Credit Finance Business Act, which, among other things, aims at alleviating restrictions on entry into the credit finance industry by lowering the minimum capital requirements for new entrants. We expect that specialized credit providers will continue to focus their efforts on finding new business opportunities, including by expanding the new technology finance segment and selective overseas expansions.

Interest Rates

Interest rate movements, in terms of magnitude and timing as well as their relative impacts on our assets and liabilities, have a significant impact on our net interest margins and profitability, particularly with respect to its financial products that are sensitive to such movements. For example, if the interest rates applicable to Shinhan Bank’s loans (which are recorded as our assets) decrease at a faster pace or by a wider margin, or increase at a slower pace or by a thinner margin, compared to the interest rates applicable to its deposits (which are recorded as our liabilities), Shinhan Bank’s net interest margin will shrink and its profitability will be negatively affected. In addition, the relative size and composition of Shinhan Bank’s variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact Shinhan Bank’s net interest margin. Furthermore, the difference in the average term of Shinhan Bank’s interest-earning assets (primarily loans) compared to its interest-bearing liabilities (primarily deposits) may also impact its net interest margin. For example, since Shinhan Bank’s deposits currently have a longer term, on average, than that of its loans, its deposits are on average less sensitive to movements in the base interest rates on which its deposits and loans tend to be pegged, and therefore, an increase in the base interest rates tends to increase its net interest margin while a decrease in the base interest rates tends to have the opposite effect. Since Shinhan Bank is one of our principal operating subsidiaries, its net interest margin and profitability have a substantial effect on our overall net interest margin and profitability. While we continually manage our assets and liabilities to minimize our exposure to the interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner.

The interest rate charged to customers by our banking subsidiaries is based, in part, on the “cost of funds index,” or COFIX, which is published by the Korean Federation of Banks. COFIX is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of eight major Korean banks (comprised of Shinhan Bank, Kookmin Bank, Woori Bank, KEB Hana Bank, Nonghyup Bank, Industrial Bank of Korea, Citibank Korea and Standard Chartered Bank Korea). Each bank then independently determines the interest rate applicable to its respective customers by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. These interest rates are typically adjusted on a monthly basis.

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance-Based(4)	COFIX New Borrowing-Based(5)
June 30, 2011	4.49	3.76	3.57	3.88	3.66
December 31, 2011	4.21	3.34	3.55	3.95	3.69
June 30, 2012	3.87	3.30	3.54	3.91	3.63
December 31, 2012	3.29	2.82	2.89	3.57	3.01
June 30, 2013	3.31	2.88	2.69	3.17	2.66
December 31, 2013	3.29	2.86	2.66	2.91	2.60
June 30, 2014	3.10	2.68	2.65	2.79	2.59
December 31, 2014	2.43	2.10	2.13	2.58	2.10
June 30, 2015	2.01	1.79	1.65	2.22	1.75
December 31, 2015	2.11	1.66	1.67	1.90	1.66

Source: Korea Securities Dealers Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.

(5)	Measured based on the weighted average of the borrowing rates for new funding for each month made by the commercial banks that are subject of the COFIX reporting.

Critical Accounting Policies

The notes to our consolidated financial statements contain a summary of our significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are critical to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. We discuss these critical accounting policies below. The accounting policies set out below have been applied consistently to all periods presented in our consolidated financial statements included in this annual report, unless otherwise indicated.

Operating Segments

An operating segment is a component of our business that engages in business activities from which we may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the other segments. Discrete financial information is available for each operating segment, and all operating segments’ operating results are reviewed regularly by our chief executive officer to make decisions about resources to be allocated to the segment and assess its performance.

Segment results that are reported to our chief executive officer include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Currently, we have four reportable segments: banking, credit cards, securities, life insurance, and others.

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

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit,” or “CGU”).

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

Average Balance Sheet and Volume and Rate Analysis

Average Balances and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, in 2013, 2014 and 2015.

	Year Ended December 31,
	2013					2014					2015
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks	~~W~~	13,917	~~W~~	201	1.44%	~~W~~	16,118	~~W~~	237	1.47%	~~W~~	18,137	~~W~~	226	1.24%
Trading assets		19,037		531	2.79		23,267		620	2.67		26,160		559	2.14
Loans(2)
Retail loans		75,069		3,487	4.65		79,642		3,340	4.19		89,393		3,126	3.50
Corporate loans		105,482		4,664	4.42		110,460		4,465	4.04		120,180		4,095	3.41
Public and other loans		2,821		131	4.64		2,343		100	4.27		2,139		76	3.56
Loans to banks		4,824		122	2.54		4,296		106	2.47		4,593		92	2.00
Credit card loans		17,436		1,764	10.12		17,574		1,703	9.69		17,820		1,636	9.18

Total loans		205,632		10,168	4.94		214,315		9,714	4.53		234,125		9,025	3.85

Securities(3)
Available-for-sale financial assets		30,471		985	3.23		28,105		826	2.94		28,925		666	2.30
Held-to-maturity financial assets		11,187		528	4.72		12,160		522	4.29		14,961		539	3.60

Total securities		41,658		1,513	3.63		40,265		1,348	3.35		43,886		1,205	2.75

Other interest-earning assets		—		178	—		—		142	—		—		115	—

Total interest-earning assets	~~W~~	280,244	~~W~~	12,591	4.49%	~~W~~	293,965	~~W~~	12,061	4.10%	~~W~~	322,308	~~W~~	11,130	3.45%

Non-interest-earning assets
Cash and due from banks	~~W~~	2,601				~~W~~	2,417				~~W~~	3,856
Derivative assets		1,789					1,630					1,916
Available-for-sale financial assets		4,046					3,333					2,919
Property and equipment and intangible assets		7,393					7,375					7,288
Other non-interest-earning assets		14,151					15,336					17,892

Total non-interest-earning assets	~~W~~	29,980				~~W~~	30,091				~~W~~	33,871

Total assets	~~W~~	310,224	~~W~~	12,591		~~W~~	324,056	~~W~~	12,061		~~W~~	356,179	~~W~~	11,130

	Year Ended December 31,
	2013					2014					2015
	Average Balance(1)		Interest Income/ Expense		Yield /Rate	Average Balance(1)		Interest Income/ Expense		Yield /Rate	Average Balance(1)		Interest Income/ Expense		Yield /Rate
	(In billions of Won, except percentages)
Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	~~W~~	19,531	~~W~~	126	0.65%	~~W~~	21,871	~~W~~	124	0.57%	~~W~~	26,365	~~W~~	117	0.44%
Savings deposits		40,139		387	0.96		45,622		395	0.87		56,083		394	0.70
Time deposits		112,134		3,367	3.00		112,469		2,902	2.58		113,932		2,308	2.03
Other deposits		1,680		34	2.01		2,151		28	1.32		3,555		42	1.20

Total interest-bearing deposits		173,484		3,914	2.26		182,113		3,449	1.89		199,935		2,861	1.43

Trading Liabilities		—		—	—		3		—	—		11		—	—
Borrowings		21,730		468	2.16		22,283		444	1.99		23,576		326	1.38
Debt securities issued		38,251		1,521	3.98		36,544		1,302	3.56		39,335		1,184	3.01
Other interest-bearing liabilities		2,098		83	3.93		1,993		76	3.80		2,166		66	3.07

Total interest-bearing liabilities	~~W~~	235,563	~~W~~	5,986	2.54%	~~W~~	242,936	~~W~~	5,271	2.17%	~~W~~	265,023	~~W~~	4,437	1.67%

Non-interest-bearing liabilities
Non-interest-bearing deposits	~~W~~	2,669				~~W~~	2,872				~~W~~	3,532
Derivatives liabilities		1,788					1,793					2,307
Insurance liabilities		14,592					16,714					18,900
Other non-interest-bearing liabilities		26,355					29,401					35,354

Total non-interest-bearing liabilities	~~W~~	45,404				~~W~~	50,780				~~W~~	60,093

Total liabilities	~~W~~	280,967	~~W~~	5,986		~~W~~	293,716	~~W~~	5,271		~~W~~	325,116	~~W~~	4,437

Total equity attributable to equity holder of the Group		26,974					28,620					29,986
Non-controlling interest		2,283					1,720					1,077

Total liabilities and equity	~~W~~	310,224	~~W~~	5,986		~~W~~	324,056	~~W~~	5,271		~~W~~	356,179	~~W~~	4,437

Net interest spread(4)					1.95%					1.93%					1.78%
Net interest margin(5)					2.36%					2.31%					2.08%
Average asset liability ratio(6)					118.97%					121.01%					121.62%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current.
(3)	Average balance of and yield on securities are based on book value.
(4)	Represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.
(5)	Represents the ratio of net interest income to average interest-earning assets.
(6)	Represents the ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2015 compared to 2014 and (ii) 2014 compared to 2013. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change.

	From 2014 to 2015 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	28	~~W~~	(39)	~~W~~	(11)
Trading assets		71		(132)		(61)
Loans:
Retail loans		380		(594)		(214)
Corporate loans		371		(741)		(370)
Public and other loans		(8)		(16)		(24)
Loans to banks		7		(21)		(14)
Credit card loans		23		(90)		(67)

Total loans		773		(1,462)		(689)

Securities:
Available-for-sale financial assets		23		(183)		(160)
Held-to-maturity financial assets		109		(92)		17

Total securities		132		(275)		(143)

Other interest-earning assets		—		(27)		(27)

Total interest income	~~W~~	1,004	~~W~~	(1,935)	~~W~~	(931)

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	23	~~W~~	(30)	~~W~~	(7)
Savings deposits		81		(82)		(1)
Time deposits		37		(631)		(594)
Other deposits		17		(3)		14

Total interest-bearing deposits		158		(746)		(588)

Borrowings		25		(143)		(118)
Debt securities issued		94		(212)		(118)
Other interest-bearing liabilities		6		(16)		(10)

Total interest expense	~~W~~	283	~~W~~	(1,117)	~~W~~	(834)

Net increase (decrease) in net interest	~~W~~	721	~~W~~	(818)	~~W~~	(97)

	From 2013 to 2014 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	32	~~W~~	4	~~W~~	36
Trading assets		114		(25)		89
Loans:
Retail loans		205		(352)		(147)
Corporate loans		213		(412)		(199)
Public and other loans		(21)		(10)		(31)
Loans to banks		(13)		(3)		(16)
Credit card loans		14		(75)		(61)

Total loans		398		(852)		(454)

Securities:
Available-for-sale financial assets		(73)		(86)		(159)
Held-to-maturity financial assets		44		(50)		(6)

Total securities		(29)		(136)		(165)

Other interest-earning assets		—		(36)		(36)

Total interest income	~~W~~	515	~~W~~	(1,045)	~~W~~	(530)

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	14	~~W~~	(16)	~~W~~	(2)
Savings deposits		50		(42)		8
Time deposits		10		(475)		(465)
Other deposits		8		(14)		(6)

Total interest-bearing deposits		82		(547)		(465)

Borrowings		12		(36)		(24)
Debt securities issued		(66)		(153)		(219)
Other interest-bearing liabilities		(4)		(3)		(7)

Total interest expense	~~W~~	24	~~W~~	(739)	~~W~~	(715)

Net increase (decrease) in net interest	~~W~~	491	~~W~~	(306)	~~W~~	185

Results of Operations

2015 Compared to 2014

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2014		2015		% Change
	(In billions of Won, except percentages)
Net interest income	~~W~~	6,790	~~W~~	6,693	(1.4)%
Net fees and commission income		1,469		1,621	10.3
Net other operating income (expense)		(5,604)		(5,341)	(4.7)

Operating income	~~W~~	2,655	~~W~~	2,973	12.0%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2014		2015		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	~~W~~	237	~~W~~	226	(4.6)%
Trading assets		583		511	(12.3)
Financial assets designated at fair value through profit or loss		37		48	29.7
Loans		9,714		9,025	(7.1)
Available-for-sale financial assets		826		666	(19.4)
Held-to-maturity financial assets		522		539	3.3
Other interest income		142		115	(18.3)

Total interest income	~~W~~	12,061	~~W~~	11,130	(7.7)%

Interest expense:
Deposits	~~W~~	3,449	~~W~~	2,861	(17.0)%
Borrowings		444		326	(26.6)
Debt securities issued		1,302		1,184	(9.1)
Other interest expense		76		66	(13.2)

Total interest expense	~~W~~	5,271	~~W~~	4,437	(15.8)%

Net interest income	~~W~~	6,790	~~W~~	6,693	(1.4)%

Net interest margin(1)		2.31%		2.08%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest income. The 7.7% decrease in interest income was due primarily to a decrease in interest on loans. Interest on loans decreased by 7.1% from ~~W~~9,714 billion in 2014 to ~~W~~9,025 billion in 2015, primarily as a result of a decrease in the average lending rate from 4.53% in 2014 to 3.85% in 2015 largely as a result of a general decrease in market interest rates driven by the decrease in the base interest rate set by the Bank of Korea and the ample liquidity in the Korean financial sector, which was partially offset by a 9.2% increase in the average balance of total loans from ~~W~~214,315 billion in 2014 to ~~W~~234,125 billion in 2015 due to increases in the average balances of retail loans and corporate loans as further described below.

Interest on retail loans decreased by 6.4% from ~~W~~3,340 billion in 2014 to ~~W~~3,126 billion in 2015, primarily due to a decrease in the average lending rate for retail loans from 4.19% in 2014 to 3.50% in 2015, which was partially offset by a 12.2% increase in the average balance of retail loans from ~~W~~79,642 billion in 2014 to ~~W~~89,393 billion in 2015. The average lending rate for retail loans decreased largely as a result of the general decrease in market interest rates largely driven by the decrease in the base interest rate set by the Bank of Korea, which was reduced from 2.00% in 2014 to 1.75% in March 2015 and further to 1.50% in June 2015. The base rate set by the Bank of Korea largely determines the market rates for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans. The average balance of retail loans increased principally as a result of the general decrease in market interest rates and a continued increase in demand for housing loans following the implementation of government policies in the second half of 2014 designed to stimulate the real estate market, including the loosening of maximum debt-to-income and loan-to-value ratios. In addition, the volume of mortgage and home equity loans increased as more households chose to purchase homes due to a substantial increase in the amounts of long-term deposits required for house rentals and a general decrease in the supply of homes rented on long-term deposit leases.

Interest income from corporate loans decreased by 8.3% from ~~W~~4,465 billion in 2014 to ~~W~~4,095 billion in 2015, which was primarily due to a decrease in the average lending rate for corporate loans from 4.04% in 2014 to 3.41% in 2015, which was partially offset by a 8.8% increase in the average balance of such loans from ~~W~~110,460 billion in 2014 to ~~W~~120,180 billion in 2015. The average lending rate for corporate loans decreased largely as a result of the general decrease in market interest rates, as well as continued increasing competition among commercial banks for high-quality corporate loans in the midst of an increase in general market liquidity for corporate borrowers. The average balance of corporate loans increased principally as a result of the general decrease in market interest rates and increased loan demand from SOHOs and small- and medium-sized enterprises on the back of the Government’s policy initiatives to promote the growth of such enterprises.

Interest expense. Interest expense decreased by 15.8% from ~~W~~5,271 billion in 2014 to ~~W~~4,437 billion in 2015, due primarily to a 17.0% decrease in interest expense on deposits from ~~W~~3,449 billion in 2014 to ~~W~~2,861 billion in 2015, and a 9.1% decrease in interest expense on debt securities issued from ~~W~~1,302 billion in 2014 to ~~W~~1,184 billion in 2015.

The decrease on interest expense on deposits was due to a decrease in the average interest rate payable on deposits from 1.89% in 2014 to 1.43% in 2015, which was partially offset by a 9.8% increase in the average balance of deposits from ~~W~~182,113 billion in 2014 to ~~W~~199,935 billion in 2015. The increase in the average balance of deposits was primarily due to a 20.6% increase in the average balance of demand deposits from ~~W~~21,871 billion in 2014 to ~~W~~26,365 billion in 2015 and a 22.9% increase in the average balance of savings deposits from ~~W~~45,622 billion in 2014 to ~~W~~56,083 billion in 2015, while the average balance of time deposits, which represents the substantial majority of deposits, increased only slightly from ~~W~~112,469 billion in 2014 to ~~W~~113,932 billion in 2015. The decrease in the average interest rate payable on deposits resulted mainly from a decrease in the average interest rate payable on time deposits from 2.58% in 2014 to 2.03% in 2015, largely reflecting a general decrease in market interest rates attributable to the decrease in the base interest rate set by the Bank of Korea as well as ample liquidity in the Korean financial sector. The increase in the average balance of demand deposits was largely due to an increase in newly opened demand deposit accounts (including accounts for automatic deposit of salaries and credit card settlements) mainly as a result of our active marketing efforts, as well as the decreased use of check cards. The increase in the average balance of savings deposits was largely due to the customers’ preference for low-risk investments in light of the continuing uncertainty in financial markets.

The decrease in interest expense on debt securities issued was due to a decrease in the average interest rate payable on debt securities from 3.56% in 2014 to 3.01% in 2015, which partially offset by a 7.6% increase in the average balance of debt securities from ~~W~~36,544 billion in 2014 to ~~W~~39,335 billion in 2015. The average interest rate payable on debt securities issued decreased largely due to the general decrease in market interest rates in 2015 and our active efforts to refinance debt securities carrying high interest rates. The average balance of debt securities issued increased largely due to favorable market conditions which allowed us to raise capital at lower interest rates, as well as the issuance of subordinated debt securities by Shinhan Bank in order to increase our regulatory capital.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin decreased by 23 basis points from 2.31% in 2014 to 2.08% in 2015, due to a decrease of 15 basis points in net interest spread from 1.93% in 2014 to 1.78% in 2015, which more than offset a 9.64% increase in the average volume of interest-earning assets from ~~W~~293,965 billion in 2014 to ~~W~~322,308 billion in 2015.

Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased from 2014 to 2015 primarily due to a 65 basis point decrease in the average rate of interest receivable on interest-earning assets, principally consisting of loans, from 4.10% in 2014 to 3.45% in 2015 primarily resulting from the decrease in base interest rates set by the Bank of Korea from 2.00% in 2014 to 1.50% in 2015, which more than offset a 50 basis point decrease in the average rate of interest paid on interest-bearing liabilities from 2.17% in 2014 to

1.67% in 2015 primarily due to a decrease in the average interest rate payable on deposits from 1.89% in 2014 to 1.43% in 2015 and a decrease in the average interest rate payable on debt securities issued from 3.56% in 2014 to 3.01% in 2015, in each case, for reasons discussed above. In general, as was the case in 2014, a decrease in the base rates set by the Bank of Korea tend to decrease our net interest margin since our deposits (on which we pay interest) have, on average, a longer maturity profile than our loans (from which we receive interest) do and are therefore less sensitive to movements in base and market interest rates. See “— Overview — Interest Rates.”

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2014		2015		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	63	~~W~~	75	19.0%
Commission received as electronic charge receipt		135		137	1.5
Brokerage fees		321		411	28.0
Commission received as agency		191		167	(12.6)
Investment banking fees		50		80	60.0
Commission received in foreign exchange activities		143		163	14.0
Asset management fees		61		86	41.0
Credit card fees		2,201		2,351	6.8
Others		395		427	7.8

Total fees and commission income	~~W~~	3,561	~~W~~	3,897	9.4%

Fees and commission expense:
Credit-related fees	~~W~~	33	~~W~~	43	30.3%
Credit card fees		1,726		1,849	7.1
Others		333		384	15.3

Total fees and commission expense	~~W~~	2,091	~~W~~	2,276	8.8%

Net fees and commission income	~~W~~	1,469	~~W~~	1,621	10.3%

Net fees and commission income increased by 10.3% from ~~W~~1,469 billion in 2014 to ~~W~~1,621 billion in 2015, primarily as a result of a 6.8% increase in credit card fees income from ~~W~~2,201 billion in 2014 to ~~W~~2,351 billion in 2015 and a 28.0% increase in brokerage fees income from ~~W~~321 billion in 2014 to ~~W~~411 billion in 2015, which were partially offset by a 7.1% increase in credit card fees expenses.

The increase in credit card fees income was principally attributable to an increase in average credit card balances, which was partially offset by a decrease in the rate of fees we charge on merchants. The increase in brokerage fees income was primarily due to an increase in the daily average stock trading volume as a result of the favorable stock market performance in the first half of 2015. The increase in credit card fees expenses was principally attributable to an increase in the use of membership points by Shinhan Card’s credit card customers, as well as an increase in the fees paid to banks.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2014		2015		% Change
	(In billions of Won, except percentages)
Net insurance loss	~~W~~	(413)	~~W~~	(432)	4.6%
Dividend income		176		308	75.0
Net trading income (loss)		262		(344)	N/M
Net foreign currency transaction gain		224		78	(65.2)
Net gain (loss) on financial instruments designated at fair value through profit or loss		(361)		460	N/M
Net gain on sale of available-for-sale financial assets		681		772	13.4
Impairment loss on financial assets		(1,174)		(1,264)	7.7
General and administrative expenses		(4,463)		(4,475)	0.3
Others		(536)		(444)	(17.2)

Other operating income (expense)	~~W~~	(5,604)	~~W~~	(5,341)	(4.7)%

N/M = not meaningful

Net other operating expenses decreased by 4.7% to ~~W~~5,341 billion in 2015 from ~~W~~5,604 billion in 2014, primarily as a result of a net gain on financial instruments designated at fair value through profit or loss of ~~W~~460 billion we recorded in 2015 compared to a net loss of ~~W~~361 billion in 2014 and a 75.0% increase in dividend income from ~~W~~176 billion in 2014 to ~~W~~308 billion in 2015, which were partially offset by a net trading loss of ~~W~~344 billion in 2015 compared to net trading income of ~~W~~262 billion in 2014.

We recorded a net gain on financial instruments designated at fair value through profit or loss largely as a result of an increase in valuation gain from financial liabilities designated at fair value through profit or loss held by Shinhan Investment. Dividend income increased primarily due to a general increase in the volume of securities held by us, as well as one-off dividends received from certain funds and securities.

The change in net trading income (loss) was largely due to valuation losses on certain available-for-sale derivative instruments.

Impairment Loss on Financial Assets

The following table sets forth for the periods indicated the impairment loss by type of financial asset.

	Year Ended December 31,
	2014		2015		% Change
	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	153	~~W~~	122	(20.3)%
Corporate		358		602	68.2
Credit card		387		300	(22.5)
Others		(3)		(2)	(33.3)

Subtotal		895		1,022	14.2
Securities(1)		230		242	5.2
Others		49		—	(100.0)

Total impairment loss on financial assets	~~W~~	1,174	~~W~~	1,264	7.7%

Note:

(1)	Consist of available-for-sale financial assets.

Impairment loss on financial assets increased by 7.7% from ~~W~~1,174 billion in 2014 to ~~W~~1,264 billion in 2015 principally due to a 14.2% increase in impairment on loans from ~~W~~895 billion in 2014 to ~~W~~1,022 billion in 2015, which mainly resulted from:

•	a 68.2% increase in impairment loss on corporate loans from ~~W~~358 billion in 2014 to ~~W~~602 billion in 2015 principally due to an increase in allowance for corporate loan losses during the first half of 2015 as certain of our corporate borrowers in the construction, shipbuilding and shipping industries underwent restructuring;

which was partially offset by:

•	a 22.5% decrease in impairment loss on credit card loans from ~~W~~387 billion in 2014 to ~~W~~300 billion in 2015 principally due to a general improvement in the asset quality of credit card loans; and

•	a 20.3% decrease in impairment loss on retail loans from ~~W~~153 billion in 2014 to ~~W~~122 billion in 2015 principally as a result of our ongoing efforts to improve asset quality.

Income Tax Expense

Income tax expense increased by 4.0% from ~~W~~668 billion in 2014 to ~~W~~695 billion in 2015 as a result of the increase in our taxable income. Our effective rate of income tax remained relatively stable at 22.1% in 2015 compared to 23.3% in 2014.

Net Income for the Period

As a result of the foregoing, our net income for the period increased by 11.2% from ~~W~~2,200 billion in 2014 to ~~W~~2,446 billion in 2015.

Other Comprehensive Income for the Period

	Year Ended December 31,
	2014		2015		% Change
	(In billions of Won, except percentages)
Items that will be reclassified to profit or loss:
Foreign currency translation differences for foreign operations	~~W~~	(13)	~~W~~	(6)	(53.8)%
Net change in fair value of available-for-sale financial assets		136		(266)	N/M
Equity in other comprehensive income of associates		6		12	100.0
Net change in unrealized fair value of cash flow hedges		(16)		3	N/M
Other Comprehensive income (loss) of separate account		6		2	(66.7)

		119		(255)	N/M
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability		(155)		(82)	(47.1)

		(155)		(82)	(47.1)

Total other comprehensive loss, net of income tax	~~W~~	(36)	~~W~~	(337)	836.1%

N/M = not meaningful

Other comprehensive loss increased significantly to ~~W~~337 billion in 2015 from ~~W~~36 billion in 2014, principally due to a change in fair value of available-for-sale financial assets to a net loss of ~~W~~266 billion in 2015 from a net gain of ~~W~~136 billion 2014, which was partially offset by a 47.1% decrease in remeasurement loss related to defined benefit plan to ~~W~~82 billion in 2015 from ~~W~~155 billion in 2014. The change in fair value of available-for-sale financial assets was largely due to fluctuations in interest rates and stock prices, as well as an increase in the sale of financial assets during the first half of 2015. The decrease in remeasurement loss related to defined benefit plan was largely due to changes in financial assumptions, including discount rates and wage growth.

2014 Compared to 2013

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2013		2014		% Change
	(In billions of Won, except percentages)
Net interest income	~~W~~	6,605	~~W~~	6,790	2.8%
Net fees and commission income		1,387		1,469	5.9
Net other operating income (expense)		(5,360)		(5,604)	4.6

Operating income	~~W~~	2,632	~~W~~	2,655	0.9%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2013		2014		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	~~W~~	201	~~W~~	237	17.9%
Trading assets		493		583	18.3
Financial assets designated at fair value through profit or loss		38		37	(2.6)
Loans		10,168		9,714	(4.5)
Available-for-sale financial assets		985		826	(16.1)
Held-to-maturity financial assets		528		522	(1.1)
Other interest income		178		142	(20.2)

Total interest income	~~W~~	12,591	~~W~~	12,061	(4.2)%

Interest expense:
Deposits	~~W~~	3,914	~~W~~	3,449	(11.9)%
Borrowings		468		444	(5.1)
Debt securities issued		1,521		1,302	(14.4)
Other interest expense		83		76	(8.4)

Total interest expense	~~W~~	5,986	~~W~~	5,271	(11.9)%

Net interest income	~~W~~	6,605	~~W~~	6,790	2.8%

Net interest margin(1)		2.36%		2.31%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

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

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2013		2014		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	67	~~W~~	63	(6.0)%
Commission received as electronic charge receipt		132		135	2.3
Brokerage fees		329		321	(2.4)
Commission received as agency		213		191	(10.3)
Investment banking fees		45		50	11.1
Commission received in foreign exchange activities		143		143	—
Asset management fees		51		61	19.6
Credit card fees		2,106		2,201	4.5
Others		404		396	(2.0)

Total fees and commission income	~~W~~	3,490	~~W~~	3,561	2.0%

Fees and commission expense:
Credit-related fees	~~W~~	38	~~W~~	33	(13.2)%
Credit card fees		1,726		1,726	—
Others		339		333	(1.8)

Total fees and commission expense	~~W~~	2,103	~~W~~	2,092	(0.5)%

Net fees and commission income	~~W~~	1,387	~~W~~	1,469	5.9%

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

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2013		2014		% Change
	(In billions of Won, except percentages)
Net insurance loss	~~W~~	(383)	~~W~~	(413)	7.8%
Dividend income		156		176	12.8
Net trading income		75		262	249.3
Net foreign currency transaction gain		296		224	(24.3)
Net loss on financial instruments designated at fair value through profit or loss		(122)		(361)	195.9
Net gain on sale of available-for-sale financial assets		701		681	(2.9)
Impairment loss on financial assets		(1,340)		(1,174)	(12.4)
General and administrative expenses		(4,203)		(4,463)	6.2
Others		(540)		(536)	(0.7)

Other operating income (expense)	~~W~~	(5,360)	~~W~~	(5,604)	4.6%

Net other operating expenses increased by 4.6% to ~~W~~5,604 billion in 2014 from ~~W~~5,360 billion in 2013, primarily as a result of a 6.2% increase in general and administrative expenses and a significant increase in net loss on financial instruments designated at fair value through profit or loss, which were partially offset by a significant increase in net trading income and a 12.4% decrease in impairment loss on financial assets.

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

Impairment Loss on Financial Assets

The following table sets forth for the periods indicated the impairment loss by type of financial asset.

	Year Ended December 31,
	2013		2014		% Change
	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	140	~~W~~	153	9.3%
Corporate		613		358	(41.6)
Credit card		339		387	14.2
Others		(10)		(3)	(70.0)

Subtotal		1,082		895	(17.3)
Securities(1)		215		230	7.0
Others		43		49	14.0

Total impairment loss on financial assets	~~W~~	1,340	~~W~~	1,174	(12.4	) %

Note:

(1)	Consist of available-for-sale financial assets.

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

Net Income for the Period

As a result of the foregoing, our net income for the period increased by 7.02% from ~~W~~2,055 billion in 2013 to ~~W~~2,200 billion in 2014.

Other Comprehensive Income for the Period

	Year Ended December 31,
	2013		2014		% Change
	(In billions of Won, except percentages)
Items that will be reclassified to profit or loss:
Foreign currency translation differences for foreign operations	~~W~~	(58)	~~W~~	(13)	(77.6)%
Net change in fair value of available-for-sale financial assets		(269)		136	N/M
Equity in other comprehensive income of associates		(5)		6	N/M
Net change in unrealized fair value of cash flow hedges		6		(16)	N/M
Other Comprehensive income (loss) of separate account		(2)		6	N/M

		(328)		119	N/M
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability		19		(155)	N/M

		19		(155)	N/M

Total other comprehensive loss, net of income tax	~~W~~	(309)	~~W~~	(36)	(88.3	) %

N/M = not meaningful

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

Results by Principal Business Segment

As of December 31, 2015, we were organized into five major business segments as follows:

•	commercial banking services, which are principally provided by Shinhan Bank:

•	credit card services, which are provided by Shinhan Card;

•	securities brokerage services, which are provided by Shinhan Investment;

•	life insurance services, which are provided by Shinhan Life Insurance; and

•	other.

We report our segment information in accordance with the provisions of IFRS 8 (Operating Segments). We previously had eight reporting segments, which further divided the commercial banking services segment into four sub-segments comprised of retail banking, corporate banking, international banking and other banking. Due to the changes in our internal organizational and reporting structure to reflect the increasing crossover between retail and corporate banking businesses including the continued expansion of hybrid branches, effective as of January 1, 2015, we realigned our reporting segments by combining the four sub-segments within the commercial banking services into a single reporting segment. This change corresponds with our management’s current approach of allocating costs and resources, assessing the performance of our business activities and making operating decisions. There has been no change in our total consolidated financial condition or results of operations previously reported as a result of the change in our segment structure. Prior periods have been revised to conform with the current presentation. See Note 7 of the notes to our consolidated financial statements included in this annual report.

Operating Income by Principal Business Segment

The table below provides the income statement data for our principal business segments for the periods indicated.

	Year Ended December 31,						% Change
	2013		2014		2015		2013/2014	2014/2015
	(In billions of Won, except percentages)
Banking	~~W~~	1,745	~~W~~	1,815	~~W~~	1,758	4.0%	(3.1)%
Credit card		833		793		858	(4.8)	8.2
Securities		102		133		262	30.4	97.0
Life insurance		107		118		132	10.3	11.9
Others		(117)		(79)		(33)	(32.5)	(58.2)
Consolidation adjustment(1)		(38)		(125)		(4)	228.9	(96.8)

Total operating income	~~W~~	2,632	~~W~~	2,655	~~W~~	2,973	0.9%	12.0%

Note:

(1)	Consolidation adjustment consists of adjustments for inter-segment transactions.

Banking Services

The banking services segment offers commercial banking and related services, and includes: (i) retail banking, which consists of banking and other services provided primarily through the retail branches of Shinhan Bank and Jeju Bank to individuals and households; (ii) corporate banking, which consists of corporate banking products and services provided through Shinhan Bank’s corporate banking branches to its corporate customers, most of which are small- and medium-sized enterprises and large corporations, including members of the chaebol groups; (iii) international banking, which primarily consists of the operations of Shinhan Bank’s overseas subsidiaries and branches; and (iv) other banking, which primarily consists of treasury business for our banking business (including internal asset and liability management and other non-deposit funding activities), securities investing and trading and derivatives trading, as well as administration of our overall banking operations.

The table below provides the income statement data for our banking services segment for the periods indicated.

	Year Ended December 31,						% Change
	2013		2014		2015		2013/2014	2014/2015
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	4,429	~~W~~	4,446	~~W~~	4,247	0.4%	(4.5)%
Net fees and commission income (expense)		760		816		867	7.4	6.3
Net other income (expense)		(3,444)		(3,447)		(3,356)	0.1	(2.6)

Operating income (expense)	~~W~~	1,745	~~W~~	1,815	~~W~~	1,758	4.0%	(3.1)%

Comparison of 2015 to 2014

Operating income for banking services decreased by 3.1% from ~~W~~1,815 billion in 2014 to ~~W~~1,758 billion in 2015.

Net interest income (expense). Net interest income decreased by 4.5% from ~~W~~4,446 billion in 2014 to ~~W~~4,247 billion in 2015 primarily due to decreases in net interest income for retail banking and other banking services, which more than offset an increase in net interest income from corporate banking and international banking. More specifically:

•	Net interest income for retail banking decreased by 3.5% from ~~W~~2,718 billion in 2014 to ~~W~~2,624 billion in 2015 primarily due to a narrowing of net interest spread, which was partially offset by an increase in the average volume of retail loans. The narrowing of net interest spread was largely due to the decrease in the market interest rates reflecting the decrease in the base interest rate set by the Bank of Korea in 2015, which was reduced from 2.00% in 2014 to 1.75% in March 2015 and further to 1.50% in June 2015. The changes in the base interest rate generally has a greater impact on the average interest rate on loans relative to that on deposits due to the shorter repricing periods for the former. The average volume of retail loans increased largely as a result of the general decrease in market interest rates and a continued increase in demand for housing loans following the implementation of government policies in the second half of 2014 designed to stimulate the real estate market, including the loosening of maximum debt-to-income and loan-to-value ratios. In addition, the volume of mortgage and home equity loans increased as more households chose to purchase homes due to a substantial increase in the amounts of long-term deposits required for house rentals and a general decrease in the supply of homes rented on long-term deposit leases.

•	Net interest income for other banking services decreased by 32.4% from ~~W~~444 billion in 2014 to ~~W~~300 billion in 2015 primarily due to a decrease in net interest margin for internal funding activities within the banking services segment resulting from downward adjustments to internal funding rates reflecting the decrease in the general level of interest rates.

•	Net interest income for corporate banking increased by 2.1% from ~~W~~980 billion in 2014 to ~~W~~1,001 billion in 2015 primarily due to an increase in the average balance of corporate loans, which was partially offset by the narrowing of the net interest spread. The increase in the average balance of corporate loans was largely due to the general decrease in market interest rates and increased loan demand from SOHOs and small- and medium-sized enterprises on the back of the Korean government’s policy initiatives to promote the growth of such enterprises. The narrowing of the net interest spread was largely due to the decrease in the market interest rates reflecting the decrease in the base interest rates set by the Bank of Korea in 2015, as described above.

•	Net interest income for International banking increased by 5.9% from ~~W~~304 billion in 2014 to ~~W~~322 billion in 2015 primarily due to an increase in the average balance of loans extended by the Shinhan Bank’s overseas subsidiaries, especially its subsidiary in Vietnam.

Net fees and commission income (expense). Net fees and commission income increased by 6.3% from ~~W~~816 billion in 2014 to ~~W~~867 billion in 2015 primarily due to an increase in net fees and commission income for corporate banking and a decrease in net fees and commission expense for other banking services, which outweighed a decrease in net fees and commissions for retail banking. Net fees and commission income for corporate banking increased primarily due to an increase in investment banking fees and commissions principally resulting from an increased volume of mergers and acquisitions, SOC (social overhead capital) projects and other corporate transactions. Net fees and commission expense for other banking services decreased primarily due to adjustments in internal fee allocation. Net fees and commission income for retail banking decreased primarily due to an increase in agency fees and commission expenses related to granting loans, such as stamp taxes, resulting from the increase in the volume of loans.

Net other income (expense). Net other expense decreased by 2.6% from ~~W~~3,447 billion in 2014 to ~~W~~3,356 billion in 2015 due primarily to decreases in net other expense for retail banking and corporate banking, which more than offset a decrease in net other income for other banking services. Net other expense for retail banking decreased primarily due to a decrease in rental expenses due to our continued efforts to rationalize our distribution network, which resulted in the closure of certain retail banking branches. Net other expense for corporate banking decreased primarily due to an increase in other income resulting largely from one-off dividends received from certain funds and securities. Net other income for other banking services decreased primarily due to an increase in provisioning in the first half of 2015 as a result of the restructuring activities of certain corporate clients.

Comparison of 2014 to 2013

Operating income for banking services increased by 4.0% from ~~W~~1,745 billion in 2013 to ~~W~~1,815 billion in 2014.

Net interest income (expense). Net interest income increased slightly by 0.4% from ~~W~~4,429 billion in 2013 to ~~W~~4,446 billion in 2014 due principally to increases in net interest income for retail, corporate and international banking, which was mostly offset by a decrease in net interest income for other banking services. More specifically:

•	Net interest income for retail banking increased by 16.1% from ~~W~~2,341 billion in 2013 to ~~W~~2,718 billion in 2014 primarily due to an increase in the average volume of retail loans, which more than offset a decrease in net interest spread. The average volume of retail loans increased largely due to an increase in home rental long-term deposit loans and mortgage loans for new home purchases, as well as increased lending to quality retail customers with stable employment and sound credit profile. The narrowing of the net interest spread was largely due to the decline in general market interest rates following the reduction of the base interest rate set by the Bank of Korea to 2.00% in 2014 from 2.50% in 2013, as well as intensified rate competition among peer commercial banks for high quality retail loans and customer deposits and an increase in the proportion of retail loans with higher asset quality for which Shinhan Bank charges lower rates.

•	Net interest income for corporate banking increased by 4.6% from ~~W~~937 billion in 2013 to ~~W~~980 billion in 2014 primarily due to an increase in the average balance of corporate loans, which was partially offset by the narrowing of the net interest spread. In addition, certain businesses that had historically been accounted for under corporate banking (including treasury business, securities investing and trading and derivatives trading businesses) were allocated to other banking services for internal reporting purposes with retroactive effect from January 1, 2014, which resulted in a decrease in interest expenses for corporate banking. The increase in the average balance of corporate loans was largely due to a steady increase in loans to high quality SOHO and small- and medium-sized enterprise borrowers as well as the launch of new loan products for SOHO and small- and medium-sized enterprises in general at relatively affordable rates in line with the Korean government’s policy initiative to assist and support such enterprises. The narrowing of the net interest spread was largely due to the decrease in the market interest rates in tandem with a decrease in the base interest rates set by the Bank of Korea in 2014 as well as increasing competition among commercial banks for high-quality corporate loans in the midst of an increase in general market liquidity for corporate borrowers.

•	Net interest income for international banking increased by 11.4% from ~~W~~273 billion in 2013 to ~~W~~304 billion in 2014 primarily due to a general increase in the average balance of loans extended by Shinhan Bank’s subsidiaries, especially its subsidiary in the People’s Republic of China.

•	Net interest income for other banking services decreased by 49.4% from ~~W~~878 billion in 2013 to ~~W~~444 billion in 2014 primarily due to an increase in interest expense largely resulting from the internal reallocation of certain businesses to other banking services, which is reflected in the results for 2014 as described above.

Net fees and commission income (expense). Net fees and commission income increased by 7.4% from ~~W~~760 billion in 2013 to ~~W~~816 billion in 2014 primarily due to increases in net fees and commission income for corporate banking and retail banking. Net fees and commission income for corporate banking increased primarily due to an increase in investment banking fees and commissions largely resulting from an increase in mergers and acquisitions in Korea as well as fees and commissions related to disposition of real estate mortgage backed securities. Net fees and commission income for retail banking increased primarily due to an increase in agency fees and commissions related to the increased volume of bancassurance products sold.

Net other income (expense). Net other expense remained largely stable from ~~W~~3,444 billion in 2013 to ~~W~~3,447 billion in 2014, as an increase in net other income for other banking services was largely offset by increases in net other expense for corporate banking and retail banking. We recorded net other income for other banking services in 2014, compared to net other expense in 2013, primarily due to an increase in other income largely resulting from the internal reallocation of certain businesses to other banking services, which is reflected in the results for 2014 as described above. Such reallocation resulted in a corresponding decrease in other income for corporate banking. Net other expense for retail banking decreased primarily due to a decrease in rental expenses due to consolidation of our retail banking branches in tandem with the rationalization efforts for Shinhan Bank’s distribution network.

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

	Year Ended December 31,						% Change
	2013		2014		2015		2013/2014	2014/2015
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,395	~~W~~	1,373	~~W~~	1,351	(1.6)%	(1.6)%
Net fees and commission income (expense)		166		257		256	54.8	(0.4)
Net other income (expense)		(728)		(837)		(749)	15.0	(10.5)

Operating income (expense)	~~W~~	833	~~W~~	793	~~W~~	858	(4.8)%	8.2%

Comparison of 2015 to 2014

Operating income for the credit card business increased by 8.2% from ~~W~~793 billion in 2014 to ~~W~~858 billion in 2015.

Net interest income decreased by 1.6% largely as a result of the decrease in the average lending rate for credit card loans attributable to the decrease in the market interest rates following the reduction of the base interest rate by the Bank of Korea and the continued popularity of interest-free installment payment programs (under which no interest is charged on credit card purchases for limited duration, usually up to three months), which was partially offset by an increase in the average balance of credit card receivables.

Net fees and commission income remained largely stable, as an increase in merchant fees primarily as a result of the increase in the average balance of credit card receivables was largely offset by an increase in fees and commissions payable as a result of an increased use of membership points by the credit card customers as part of Shinhan Card’s enhanced marketing efforts.

Net other expense decreased by 10.5% primarily as a result of a decrease in bad debt expenses following an increase in recoveries on delinquent receivables, as well as a decrease in taxes.

Comparison of 2014 to 2013

Operating income for the credit card business decreased by 4.8% from ~~W~~833 billion in 2013 to ~~W~~793 billion in 2014.

Net interest income decreased by 1.6% largely as a result of the narrowing of the net interest spread following the decrease in the base and market interest rates, the growing popularity of interest-free installment payment programs and a reduction in interest income on cash advances due to a decrease in the average balance of cash advances as part of our risk management policy, which was partially offset by a slight increase in the average balance of credit card receivables.

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

	Year Ended December 31,						% Change
	2013		2014		2015		2013/2014	2014/2015
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	282	~~W~~	386	~~W~~	444	36.9%	15.0%
Net fees and commission income (expense)		212		198		267	(6.6)	34.8
Net other income (expense)		(392)		(451)		(449)	15.1	(0.4)

Operating income (expense)	~~W~~	102	~~W~~	133	~~W~~	262	30.4%	97.0%

Comparison of 2015 to 2014

Operating income for securities brokerage services increased by 97.0% from ~~W~~133 billion in 2014 to ~~W~~262 billion in 2015.

Net interest income increased by 15.0% due primarily to an increase in the volume of Won-denominated loans collateralized by securities, which more than offset the decrease in net interest spread largely resulting from the decrease in the base and market interest rates in Korea.

Net fees and commission income increased by 34.8% due primarily to an increase in brokerage fees as stock trading volume increased principally as a result of the favorable stock market performance in the first half of 2015.

Net other expense remained largely stable, as an increase in net gains from trading of foreign currency-denominated derivative products was largely offset by an increase in employee benefits and severance under Shinhan Investment’s early retirement program and valuation losses of its affiliated companies.

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

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2013		2014		2015		2013/2014	2014/2015
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	603	~~W~~	651	~~W~~	676	8.0%	3.8%
Net fees and commission income (expense)		32		27		32	(15.6)	18.5
Net other income (expense)		(528)		(560)		(576)	6.1	2.9

Operating income (expense)	~~W~~	107	~~W~~	118	~~W~~	132	10.3%	11.9%

Comparison of 2015 to 2014

Operating income for life insurance services increased by 11.9% from ~~W~~118 billion in 2014 to ~~W~~132 billion in 2015.

Net interest income increased by 3.8% due primarily to an increase in interest income on foreign currency-denominated deposits, as well as an increase in interest income on debt securities held by Shinhan Life Insurance as part of asset liability management following an increase in the volume of insurance contracts.

Net fees and commission income increased by 18.5% due primarily to a decrease in fees paid for tax and legal consulting services and call center services, and one-off fees received from a defendant that lost a legal case against Shinhan Life.

Net other expense increased by 2.9% from ~~W~~560 billion in 2014 to ~~W~~576 billion in 2015 due primarily to an increase in contract cancellation refunds, which more than offset an increase in premium income resulting from an increase in the volume of insurance policies sold.

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

Others

Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Shinhan Capital, Shinhan Credit Information, Shinhan BNP Paribas Asset Management, Shinhan Private Equity, Shinhan Savings Bank, and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change
	2013		2014		2015		2013/2014	2014/2015
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	(108)	~~W~~	(70)	~~W~~	(32)	(35.2)%	(54.3)%
Net fees and commission income (expense)		222		186		195	(16.2)	4.8
Net other income (expense)		(231)		(195)		(196)	(15.6)	0.5

Operating income (expense)	~~W~~	(117)	~~W~~	(79)	~~W~~	(33)	(32.5)%	(58.2)%

Comparison of 2015 to 2014

Operating expense for others decreased by 58.2% from ~~W~~79 billion in 2014 to ~~W~~33 billion in 2015.

Net interest expense decreased from ~~W~~70 billion in 2014 to ~~W~~32 billion in 2015 primarily due to an increase in net interest income for Shinhan Savings Bank attributable to an increase in the average balance of loans, which was partially offset by the narrowing of the net interest spread.

Net fees and commission income increased by 4.8% primarily due to an increase in fee income received by Shinhan Capital largely as a result of an increase in the volume of operating lease assets and an increase in cancellation fees received.

Net other expense remained largely unchanged with ~~W~~196 billion in 2015 compared to ~~W~~195 billion in 2014, as an increase in Shinhan Capital’s income from disposal of loans primarily resulting from the sale of project-financing related loans was largely offset by an increase in the allowance for loan losses principally related to its loans to borrowers in the shipbuilding industry.

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

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2013		2014		2015		2013/2014	2014/2015
	(In billions of Won, except percentages)
Cash and due from banks	~~W~~	16,473	~~W~~	20,585	~~W~~	22,024	25.0%	7.0%
Trading assets		18,033		24,362		22,638	35.1	(7.1)
Financial assets designated at fair value through profit or loss		3,361		2,737		3,244	(18.6)	18.5
Derivative assets		1,717		1,568		1,995	(8.7)	27.2
Loans		205,723		221,618		246,441	7.7	11.2
Available-for-sale financial assets		33,597		31,418		33,966	(6.5)	8.1
Held-to-maturity financial assets		11,031		13,373		16,192	21.2	21.1
Property and equipment		3,214		3,147		3,039	(2.1)	(3.5)
Intangible assets		4,226		4,153		4,275	(1.7)	2.9
Investments in associates		329		342		393	4.0	14.9
Deferred tax assets		196		228		164	16.3	(28.1)
Current tax receivables		6		11		10	83.3	(9.1)
Investment property		690		268		209	(61.2)	(22.0)
Assets held for sale		243		9		4	(96.3)	(55.6)
Other assets		12,451		14,203		15,946	14.1	12.3

Total assets	~~W~~	311,290	~~W~~	338,022	~~W~~	370,540	8.6%	9.6%

2015 Compared to 2014

Our assets increased by 9.6% from ~~W~~338,022 billion as of December 31, 2014 to ~~W~~370,540 billion as of December 31, 2015, principally due to increases in loans and, to a lesser extent, cash and due from banks, available-for-sale financial assets and held-to-maturity financial assets, which was partially offset by a decrease in trading assets.

Our loans increased by 11.2% from ~~W~~221,618 billion as of December 31, 2014 to ~~W~~246,441 billion as of December 31, 2015, principally as a result of increases in mortgage loans, home equity loans and general purpose loans to individuals and households, as well as loans to SOHO and small- and medium-sized enterprise borrowers as discussed above.

Our cash and due from banks increased by 7.0% from ~~W~~20,585 billion as of December 31, 2014 to ~~W~~22,024 billion as of December 31, 2015, principally due to an increase of due from The Bank of Korea, which fluctuates on a daily basis.

Our available-for-sale financial assets increased by 8.1% from ~~W~~31,418 billion as of December 31, 2014 to ~~W~~33,966 billion as of December 31, 2015, largely reflecting our strategy to acquire additional highly liquid assets in light of the implementation of the minimum LCR requirements applicable to banks beginning in January 2015.

Our held-to-maturity financial assets increased by 21.1% from ~~W~~13,373 billion as of December 31, 2014 to ~~W~~16,192 billion as of December 31, 2015, principally due to our purchase of mortgage backed securities issued by Korea Housing Finance Corporation in connection with the “Relief Debt Conversion” program, which was implemented by the Financial Services Commission in March and April 2015.

Our trading assets decreased by 7.1% from ~~W~~24,362 billion as of December 31, 2014 to ~~W~~22,638 billion as of December 31, 2015, principally due to decreases in bonds and debentures held by us.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2013		2014		2015		2013/2014	2014/2015
	(In billions of Won, except percentages)
Deposits	~~W~~	178,810	~~W~~	193,710	~~W~~	217,676	8.3%	12.4%
Trading liabilities		1,258		2,689		2,136	113.8	(20.6)
Financial liabilities designated at fair value through profit or loss		5,909		8,996		8,916	52.2	(0.9)
Derivative liabilities		2,019		1,718		2,599	(14.9)	51.3
Borrowings		20,143		22,974		21,734	14.1	(5.4)
Debt securities issued		37,491		37,335		41,221	(0.4)	10.4
Liability for defined benefit obligations		118		309		226	163.0	(26.9)
Provisions		750		694		699	(7.5)	0.7
Current tax liabilities		239		257		142	7.5	(44.7)
Deferred tax liabilities		15		10		11	(33.3)	10.0
Liabilities under insurance contracts		15,662		17,776		20,058	13.5	12.8
Other liabilities		19,021		21,040		23,312	10.6	10.8

Total liabilities		281,435		307,507		338,730	9.3	10.2

Total equity attributable to equity holder of the Group		27,538		29,184		30,840	6.0	5.7
Non-controlling interest		2,317		1,331		970	(42.6)	(27.1)

Total equity		29,855		30,515		31,810	2.2	4.2%

Total liabilities and equity	~~W~~	311,290	~~W~~	338,022	~~W~~	370,540	8.6%	9.6%

2015 Compared to 2014

Our total liabilities increased by 10.2% from ~~W~~307,507 billion as of December 31, 2014 to ~~W~~338,730 billion as of December 31, 2015 primarily due to an increase in deposits (which principally consist of customer deposits) and, to a lesser extent, an increase in debt securities issued.

Our deposits increased by 12.4% from ~~W~~193,710 billion as of December 31, 2014 to ~~W~~217,676 billion as of December 31, 2015, primarily due to an increase in customer deposits, largely as a result of customers’ preference for low-risk investments in light of the continuing uncertainty in financial markets.

Our debt securities issued increased by 10.4% from ~~W~~37,335 billion as of December 31, 2014 to ~~W~~41,221 billion as of December 31, 2014, primarily due to Shinhan Bank’s issuance of subordinated debt securities in order to increase its regulatory capital, as well as an increase in the issuances of debentures by Shinhan Bank and Shinhan Card for general corporate purposes.

Total equity increased by 4.2% from ~~W~~30,515 billion as of December 31, 2014 to ~~W~~31,810 billion as of December 31, 2015, largely due to net income attributable to equity holders in the amount of ~~W~~2,367 billion, which more than offset a dividend payout of ~~W~~512 billion in 2015 and the effect of recording other comprehensive loss of ~~W~~337 billion in 2015.

2014 Compared to 2013

Our total liabilities increased by 9.3% from ~~W~~281,435 billion as of December 31, 2013 to ~~W~~307,507 billion as of December 31, 2014, primarily due to an increase in customer deposits and, to a lesser extent, increases in financial liabilities designated at fair value through profit or loss, borrowings and liabilities under insurance contracts, which were partially offset by a decrease in debt securities issued.

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

Total equity increased by 2.2% from ~~W~~29,855 billion as of December 31, 2013 to ~~W~~30,515 billion as of December 31, 2014, largely due to net income attributable to equity holders in the amount of ~~W~~2,081 billion, which more than offset a dividend payout of ~~W~~370 billion in 2014 and the effect of recording other comprehensive loss of ~~W~~36 billion in 2014.

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

The following table sets forth our capital resources as of December 31, 2015.

	As of December 31, 2015
	(In billions of Won)
Deposits	~~W~~	217,676
Long-term debt		43,834
Call money		643
Borrowings from the Bank of Korea		2,073
Other short-term borrowings		11,463
Asset securitizations		6,621
Stockholders’ equity(1)		2,645

Total	~~W~~	284,955

Note:

(1)	Includes Series 12 redeemable preferred stock. See Note 30 of the notes to our consolidated financial statements included in this annual report. On April 21, 2016, we redeemed all of the Series 12 redeemable preferred shares.

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 74.5% of our total funding as of December 31, 2013, and 74.8% of our total funding as of December 31, 2014, and 76.4% of our total funding as of December 31, 2015. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. Even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

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

As of December 31, 2013, 2014 and 2015, ~~W~~6,680 billion, ~~W~~6,443 billion and ~~W~~6,480 billion, or 3.8%, 3.3%, and 3.0%, respectively, of Shinhan Bank’s total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, we, Shinhan Bank and Shinhan Card, may also issue long-term debt securities denominated in foreign currencies in overseas markets, and Shinhan Bank and Shinhan Card have global medium term notes programs under which foreign currency-denominated notes may be issued with an aggregate program limit of US$8 billion. As of December 31, 2013, 2014 and 2015, our long-term debt amounted to ~~W~~40,303 billion, ~~W~~37,936 billion, and ~~W~~43,834 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to ~~W~~11,749 billion, ~~W~~770 billion, ~~W~~600 billion, ~~W~~238 billion, or 88.0%, 5.8%, 4.5% and 1.7%, respectively, of the funding for our credit card activities, as of December 31, 2015. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ~~W~~11,795 billion, ~~W~~16,924 billion and ~~W~~14,179 billion as of December 31, 2013, 2014 and 2015, respectively, each representing 4.9%, 6.5%, and 5.0% respectively, of our total funding as of such dates.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2015.

	As of December 31, 2015 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Deposits	~~W~~	108,030	~~W~~	21,996	~~W~~	26,252	~~W~~	51,392	~~W~~	13,512	~~W~~	3,416	~~W~~	224,598
Borrowings		10,799		2,321		1,411		2,392		4,425		683		22,031
Debt securities issued		805		2,583		3,037		8,292		25,620		4,097		44,434

Total	~~W~~	119,634	~~W~~	26,900	~~W~~	30,700	~~W~~	62,076	~~W~~	43,557	~~W~~	8,196	~~W~~	291,063

Note:

(1)	Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings and debt securities issued, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2015 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

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

The following table sets forth our commitments and guarantees as of December 31, 2015. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2015 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Commitments to extend credit(1)	~~W~~	69,431	~~W~~	5,669	~~W~~	343	~~W~~	75,443
Commercial letters of credit(2)		2,291		86		—		2,377
Financial guarantees(3)		238		774		45		1,057
Performance guarantees(4)		7,710		1,645		11		9,366
Liquidity facilities to SPEs(5)		724		1,487		458		2,669
Acceptances(6)		347		—		—		347
Endorsed bills(7)		—		7,572		—		7,572
Other		28		922		366		1,316

Total	~~W~~	80,769	~~W~~	18,155	~~W~~	1,223	~~W~~	100,147

Notes:

(1)	Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments. Commitments to extend credit, including credit lines, are in general subject to provisions that allow us to withdraw such commitments in the event there are material adverse changes affecting an obligor.
(2)	Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on us up to a stipulated amount under specific terms and conditions. These are generally short-term and collateralized by the underlying shipments of goods to which they relate.
(3)	Financial guarantees are contracts that require us to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee liabilities are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee. The financial guarantee liability is subsequently carried at the higher of this amortized amount and the present value of any expected payment when a payment under the guarantee has become probable. Financial guarantees are included within other liabilities.
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

Capital Adequacy

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2013, 2014 and 2015 based on Basel III.

	As of December 31,
	2013		2014		2015
	(In millions of Won, except percentages)
Tier I Capital:
Tier I CE Capital	~~W~~	19,119,612	~~W~~	20,678,971	~~W~~	21,882,816
Paid-in capital		2,589,553		2,589,553		2,589,553
Capital reserve		8,442,542		8,442,542		8,442,542
Retained earnings		11,975,700		13,656,398		15,524,284
Non-controlling interest in consolidated subsidiaries		82,442		78,362		78,385
Others		(3,970,625)		(4,087,884)		(4,751,948)
Additional Tier I Capital		2,418,787		1,495,382		1,311,375

Total Tier I Capital	~~W~~	21,538,399	~~W~~	22,174,353	~~W~~	23,194,191

Tier II Capital:
Allowances for credit losses		1,536,628		1,633,808		1,662,751
Subordinated debt		315,000		280,000		245,000
Others		2,215,800		1,849,807		2,114,506

Total Tier II capital	~~W~~	4,067,428	~~W~~	3,763,615	~~W~~	4,022,257

Total Capital	~~W~~	25,605,827	~~W~~	25,937,968	~~W~~	27,216,448

Risk-weighted assets
Credit risk	~~W~~	170,520,750	~~W~~	177,137,897	~~W~~	181,242,693
Market risk		5,192,895		7,135,320		7,574,953
Operational risk		15,003,003		14,559,643		14,456,896

Total risk-weighted assets	~~W~~	190,716,648	~~W~~	198,832,860	~~W~~	203,274,542

Capital adequacy ratio		13.43%		13.05%		13.39%
Tier I capital adequacy ratio		11.29%		11.15%		11.41%
Common equity capital adequacy ratio		10.03%		10.40%		10.77%

ITEM 5.C.	Research and Development, Patents and Licenses, etc.

Not applicable.

ITEM 5.D.	Trend Information

These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E.	Off-Balance Sheet Arrangements

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

Details of our off-balance sheet arrangements are provided in Note 44 of the notes to our consolidated financial statements included in this annual report.

ITEM 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations, Commitments and Guarantees.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive director is as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Han Dongwoo	67	Chairman and Chief Executive Officer	March 23, 2011	March 2017

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Han Dongwoo is our Chairman and Chief Executive Officer. Prior to being elected to his current position on March 23, 2011, he was the vice chairman of Shinhan Life Insurance from 2007 to 2009 and also served as the chief executive officer of Shinhan Life Insurance in 2002, a vice president of Shinhan Bank in 1999, a managing director of Shinhan Bank in 1995 and a director of Shinhan Bank in 1993. Mr. Han received a LL.B. degree from the College of Law, Seoul National University.

Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and the management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 11 non-executive directors are in office, all of whom were nominated by our board of directors.

Our non-executive and outside directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Cho Yong-byoung	58	Non-Executive Director	March 25, 2015	March 2017
Namkoong Hoon	68	Non-Executive Director	March 24, 2016	March 2017
Lee Manwoo	61	Outside Director	March 26, 2014	March 2017
Ko Boo-in	74	Outside Director	March 28, 2013	March 2017
Lee Sang-kyung	70	Outside Director	March 29, 2012	March 2017
Park Cheul	70	Outside Director and Chairman of Board of Directors	March 25, 2015	March 2017
Yuki Hirakawa	55	Outside Director	March 25, 2015	March 2017
Philippe Avril	56	Outside Director	March 25, 2015	March 2017
Lee Sung-ryang	60	Outside Director	March 24, 2016	March 2018
Lee Jung-il	63	Outside Director	March 24, 2016	March 2018
Lee Heun-ya	56	Outside Director	March 24, 2016	March 2018

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Namkoong Hoon has been our non-executive director since March 24, 2016. Mr. Namkoong served as an outside director of Samsung Electro-Magnetics Co., Ltd. from 2005 to 2014, an outside director of Korea Real Asset Management Company (KORAMCO) from 2009 to 2011, the chairman of Korea Life Insurance Association from 2005 to 2008, a member of the Monetary Policy Committee of the Bank of Korea from 2000 to 2004 and the chairman and president of the Korea Deposit Insurance Corporation from 1999 to 2000. Mr. Namkoong received a master’s degree in public administration from the University of Wisconsin at Madison.

Lee Manwoo has been our outside director since March 26, 2014. Mr. Lee is currently a professor at Korea University Business School. Mr. Lee served as the chairman of the Korean Accounting Association from 2007 to 2008, the chairman of the Korean Academic Society of Taxation from 2006 to 2007 and a member of the Securities Listing Committee of the Korea Exchange from 2001 to 2007. Mr. Lee received a Ph.D. in business administration from the University of Georgia.

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

Lee Sang-kyung has been our outside director since March 29, 2012. Mr. Lee currently serves as the representative attorney of the law firm Lee Sang Kyung. Prior to his current position, Mr. Lee served as the chief judge of the Constitutional Court of Korea. Mr. Lee received a bachelor’s degree in law from Chung-Ang University.

Park Cheul has been our outside director since March 25, 2015 and is currently the chairman of our board of directors. Mr. Park served as the chairman and chief executive officer of Leading Investment & Securities Co.,

Ltd. from 2006 to 2013, an outside director of the Korea Development Bank from 2003 to 2006, a committee member of the National Economy Advisory Council in 2004 and the senior deputy governor of the Bank of Korea from 2000 to 2003. Mr. Park received a master’s degree in economics from New York University.

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

Lee Sung-ryang has been our outside director since March 24, 2016. Mr. Lee is currently a professor at the School of Economics of Dongguk University and also serves as the director of the Research Institute of Social Science at Dongguk University. Mr. Lee received a Ph.D. in economics from Columbia University.

Lee Jung-il has been our outside director since March 24, 2016. Mr. Lee is currently the chief executive officer of Hirakawa Shoji Co., Ltd. Mr. Lee served as an outside director of Shinhan Financial Group from 2011 to 2013. Mr. Lee received a bachelor’s degree in political science and economics from Meiji University.

Lee Heun-ya has been our outside director since March 24, 2016. Mr. Lee currently serves as the executive director of the Korea Chamber of Commerce and Industry in Japan. Mr. Lee served as the former chief executive officer of Marushin Co., Ltd. Mr. Lee received a bachelor’s degree from Osaka University of Arts.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position	In Charge of
Kim Hyung-jin	57	Deputy President and Chief Strategic Officer	Strategic Planning Team
			Global Business Strategy Team Future Strategy Research Institute Corporate Culture Development Team Digital Strategy Team

Lim Young-jin	55	Deputy President	Public Relations Team Corporate Social Responsibility Team Management Support Team Synergy Management Team

Yim Bo-hyuk	55	Deputy President and Chief Financial Officer	Finance Management Team Investor Relations Team Human Resource Team Information, Communication and Technology Planning Team

Lee Chang-goo	55	Executive Vice President	Wealth Management Planning Office

Woo Young-woong	56	Executive Vice President	Corporate & Investment Banking Business Department

None of the executive officers have any significant activities outside Shinhan Financial Group.

Kim Hyung-jin has been our Deputy President and Chief Strategic Officer since May 23, 2013. Mr. Kim previously served as president of Shinhan Data System. Mr. Kim also served as a deputy president of Shinhan Bank. Mr. Kim received a bachelor’s degree in economics from Yeungnam University.

Lim Young-jin has been our Deputy President since January 1, 2016. Mr. Lim previously served as deputy president, head of the wealth management group and executive vice president of Shinhan Bank. Mr. Lim received a bachelor’s degree in business administration from Korea University.

Yim Bo-hyuk has been our Deputy President since January 1, 2016 and our Chief Financial Officer since March 2, 2015. Mr. Yim previously served as our Managing Director in charge of risk management. Mr. Yim received a bachelor’s degree in business management from Korea University.

Lee Chang-goo has been our Executive Vice President and Executive Vice President and Head of the Wealth Management Group of Shinhan Bank since January 1, 2016. Mr. Lee previously served as head of the wealth management division of Shinhan Bank and general manager of the Seongsu-dong branch of Shinhan Bank. Mr. Lee received a bachelor’s degree in accounting from Hanyang University.

Woo Young-woong has been our Executive Vice President and Executive Vice President and Head of the Corporate Investment Banking Group of Shinhan Bank since January 1, 2016. Mr. Woo previously served as head of the investment banking division and corporate banking division of Shinhan Bank. Mr. Woo received a master’s degree in international business from Waseda University.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B.	Compensation

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2015 was ~~W~~3.8 billion, consisting of ~~W~~2.5 billion in salaries and wages and ~~W~~1.3 billion in bonus payments.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us. We do not pay any severance payment to our chairman or directors upon their retirement, but we pay fixed sums of severance payment to other members of senior management pursuant to internal guidelines on severance payments to members of senior management. In 2015, we accrued ~~W~~0.1 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which the expiration of the exercise period has been suspended by a resolution of the board of directors. We did not record any accrued expense for stock options in 2015.

During the period from March 20, 2007 to December 31, 2013, we granted “performance units” to certain high-ranking officers of select group companies. These performance units are performance-based cash compensation, the per-unit value of which is initially determined at the time of grant subject to adjustment after a fixed number of years based on the operating and financial performance of the relevant group company over the same or another fixed term, at the end of which a cash amount equal to the adjusted number of the performance units is paid out. For performance units granted prior to April 1, 2010, the performance review period was three years, and the payout was made at the end of the three-year term. For performance units granted on or after April 1, 2010 until December 31, 2013, the applicable performance review period is generally four years (and to a limited extent, five years), and the payment is made at the end of such four- or five-year term. We ceased granting performance units effective January 1, 2014.

Since April 1, 2010, we have also granted “performance shares” to certain high-ranking officers of select group companies. The performance shares are conceptually similar to the performance units granted since April 1, 2010, in that the number of performance shares is based on the operating and financial performance of the relevant group company, except that the number of performance shares granted is adjusted on the basis of the movements in the market price of our shares. The aggregate amount of performance shares granted to a given grantee is generally equal to the expected incentive compensation payable to such grantee for three years (in the case of performance shares granted prior to January 1, 2014) and one year (in the case of performance shares granted since January 1, 2014) of service starting from the grant date, which initial amount is computed based on the expected performance of the grantee’s company and the expected price movements of our shares over the applicable adjustment period, which is generally four years (and to a limited extent, five years). The performance shares are paid out in cash at the end of the applicable adjustment period (even if employment is terminated prior to such date), and the grantee is contractually and in accordance with our internal regulations required to use the payout solely to purchase our shares in the market at the then-prevailing market price (in the case of performance shares granted prior to January 1, 2014).

Neither performance units nor performance shares have been granted to outside directors. In 2015, we recognized ~~W~~0.1 billion and ~~W~~1.2 billion as accrued expenses for performance units and performance shares, respectively.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in November 2013, we are required to disclose in our Korean annual report the individual annual compensation (including stock options) paid by us to our directors and statutory auditors if the individual annual compensation for such persons is ~~W~~500 million or greater. In 2015, Han Dongwoo, our Chairman and Chief Executive Officer, received ~~W~~1,202 million, consisting of ~~W~~773 million in salaries and wages and ~~W~~429 million in bonuses. Separately, in 2015, Mr. Han also received ~~W~~1,705 million in long-term performance compensation and an additional cash amount of ~~W~~1,719 million in respect of 36,288 performance shares, which were initially granted in 2011 as performance-based compensation for the three-year period from 2011 to 2013, subject to our business performance and share price movements from 2011 to 2014. In addition, in 2014 and 2015, Mr. Han was granted 19,500 and 18,900 performance shares, respectively, and currently holds 38,400 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during a four-year period beginning with the fiscal year in which such shares were granted.

ITEM 6.C.	Board Practices

Board of Directors

Our board of directors, which currently consists of one executive director, two non-executive directors and nine outside directors, has the ultimate responsibility for the management of our affairs.

Our Articles of Incorporation provide for no less than three but no more than 15 directors, the number of outside directors must be more than 50% of the total number of directors, and we must maintain at least three outside directors. All directors are elected for a term not exceeding three years as determined by the shareholders’ meeting, except that outside directors are elected for a term not exceeding two years, provided that the term of re-election shall not exceed one year and the term cannot be extended in excess of five years.

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

We currently have eight management committees that serve under the board:

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

Board Steering Committee

The Board Steering Committee currently consists of five directors, namely Han Dongwoo, Lee Sang-kyung, Lee Sung-ryang, Yuki Hirakawa and Namkoong Hoon. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee

The Risk Management Committee currently consists of four directors, namely Park Cheul, Lee Heun-ya, Philippe Avril and Namkoong Hoon. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of three outside directors, namely Lee Manwoo, Lee Sang-kyung and Lee Sung-ryang. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Compensation Committee

The Compensation Committee currently consists of four directors, namely Park Cheul, Lee Sang-kyung, Lee Sung-ryang and Lee Jung-il. At least one-half of the members of this committee must be outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

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

Corporate Governance and Chief Executive Officer Recommendation Committee

The Corporate Governance and Chief Executive Officer (CEO) Recommendation Committee was established in March 2012 and currently consist of seven directors, namely Han Dongwoo, Lee Sang-kyung, Ko Boo-in, Park Cheul, Philippe Avril, Yuki Hirakawa and Namkoong Hoon. This committee is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior, size of the board of directors and other matters necessary for improving our overall corporate governance structure), as well as recommendation of the nominees for the president and/or chief executive officer of our group and development, operation and review of our management succession plan, including setting the qualifications for the CEO, evaluating CEO candidate pool and recommending CEO candidates. The chairperson of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Corporate Social Responsibility Committee

The Corporate Social Reasonability Committee was established in March 2015 and currently consists of five directors, namely Han Dongwoo, Namkoong Hoon, Ko Boo-in, Lee Manwoo and Yuki Hirakawa. This committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen.

ITEM 6.D.	Employees

At the holding company level, we had 142, 152 and 145 regular employees as of December 31, 2013, 2014 and 2015, respectively, almost all of whom are employed within Korea. Our subsidiaries had 21,478, 21,453 and 21,715 regular employees as of December 31, 2013, 2014 and 2015, respectively, almost all of whom are employed within Korea. In addition, we had nine, six and seven non-regular employee at the holding company level as of December 31, 2013, 2014 and 2015, respectively, and 2,318, 1,944 and 1,833 non-regular employees at the subsidiary level as of December 31, 2013, 2014 and 2015, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 0.3% were managerial or executive employees.

9,961 employees of Shinhan Bank and 357 employees of Jeju Bank were members of the Korean Financial Industry Union as of December 31, 2015. 2,381 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2015. 1,538 employees of Shinhan Investment and 1,125 employees of Shinhan Life were members of the Korea Finance & Service Workers’ Union as of December 31, 2015.

Under Korean law, we may not terminate full time employees except under limited circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2013, 2014 and 2015, we recognized liabilities for defined benefit obligations of ~~W~~118 billion, ~~W~~309 billion and ~~W~~226 billion, respectively. See Note 26 of the notes to our consolidated financial statements included in this annual report.

ITEM 6.E.	Share Ownership

As of March 31, 2016, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 1,106,105 shares of our common stock representing approximately 0.23% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2015, the employee stock ownership association owned 21,273,373 shares of our common stock.

Following the expiration of the exercise period for remaining stock options on March 18, 2015, there are currently no outstanding options granted to directors and officers of the holding company and its subsidiaries, except for a limited number of stock options for which the expiration of the exercise period has been suspended by a resolution of the board of directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2015.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service(1)	43,881,041	9.25%
BNP Paribas	25,356,276	5.35
Shinhan Financial Group Employee Stock Ownership Association	21,273,373	4.49
Citibank, N.A. (ADR Department)	13,675,125	2.88
The Government of Singapore	11,530,462	2.43
Saudi Arabian Monetary Agency	7,378,282	1.56
Abu Dhabi Investment Authority	6,542,334	1.38
The Lazard Funds Inc.	6,440,002	1.36
Mizuho	5,955,000	1.26
National Westminster Bank Asia Pacific	5,133,262	1.08
Samsung Asset Management	4,951,044	1.04
People’s Bank of China	4,830,951	1.02
Others	317,252,435	66.90

Total	474,199,587	100.00%

Note:

(1)	As of December 31, 2015, National Pension Service held 2,000,000 shares, or 18.02% of our Series 12 redeemable preferred stock, which we issued in April 2011. On April 21, 2016, we redeemed all of the Series 12 redeemable preferred shares.

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

As of December 31, 2015, 474,199,587 common shares and 11,100,000 Series 12 redeemable preferred shares were issued and outstanding. On April 21, 2016, we redeemed all of the Series 12 redeemable preferred shares. See “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

As of December 31, 2015, the latest date on which we closed our shareholders’ registry, 515 shareholders of record were notated as U.S. persons, holding in the aggregate 21.56% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing one share of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

ITEM 7.B.	Related Party Transactions

Since the beginning of the preceding three financial years, none of our directors or officers has or had any transactions with us that are or were unusual in their nature or conditions or significant to our business, other than as set forth below and also described in Note 46 of the notes to our consolidated financial statements included in this annual report.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2015, BNP Paribas held 25,356,276 shares, or 5.35%, of our total common stock.

As of December 31, 2013, 2014 and 2015, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~4.6 billion, ~~W~~4.6 billion and ~~W~~3.4 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

We and our subsidiaries are involved in various legal actions and regulatory proceedings arising from the normal course of business. As of December 31, 2015, we and our subsidiaries were defendants in pending lawsuits (including any government proceedings) in the aggregate claim amount of ~~W~~518 billion, for which we recorded a provision of ~~W~~26 billion.

The Financial Supervisory Service conducted a comprehensive audit of Shinhan Bank from November to December 2012, and in July 2013 notified Shinhan Bank of an institutional caution (which does not give rise to significant sanctions unlike in the case of repeated institutional warnings), imposed disciplinary actions against 65 Shinhan Bank employees and assessed a fine of ~~W~~87.5 million after finding that Shinhan Bank had illegally monitored customer accounts, breached confidentiality with respect to certain financial transactions and violated its obligation to disclose and report to the Financial Supervisory Service an investment in an affiliated company of Shinhan Bank. Furthermore, in March 2013 the Financial Supervisory Service conducted a special audit of Shinhan Bank as to incidents of alleged malfunctioning of its financial computer network and in December 2013, notified Shinhan Bank of an institutional caution and imposed disciplinary actions against five Shinhan Bank employees after finding that Shinhan Bank did not properly maintain its information technology administrator account and vaccine server. From October 2013 to November 2014, the Financial Supervisory Service also conducted a series of special audits of Shinhan Bank as to incidents of alleged illegal monitoring of customer accounts, and in February 2014, the Prosecutors’ Office in Korea also commenced an investigation of Shinhan Bank with respect to same. In December 2015, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed disciplinary actions against three former Shinhan Bank officers after finding that Shinhan Bank had illegally monitored customer accounts, whereas in September 2015, the Prosecutors’ Office determined not to prosecute the former officers of Shinhan Bank because of insufficient evidence.

The Financial Supervisory Service also conducted a special audit of Shinhan Card, together with BC Card and KB Kookmin Card, from June to July 2013, in relation to alleged imperfect sales of insurance products, and in March 2014, issued an institutional warning against each of the three credit card companies based on a finding that card customers were provided inadequate or misleading disclosures regarding the risks relating to such products at the time of sale. The Financial Supervisory Service also imposed disciplinary actions against three Shinhan Card employees and assessed a fine of ~~W~~10 million against Shinhan Card as well as similar sanctions against BC Card and KB Kookmin Card. In addition, the Financial Supervisory Service conducted a comprehensive audit of Shinhan Card, together with Samsung Card and Hyundai Card, in September 2014, and in November 2015, issued an institutional warning against each of the three credit card companies based on a finding that they had illegally provided personal credit information of potential new cardholders to their credit card sales agents. The Financial Supervisory Service also imposed disciplinary actions against six Shinhan Card employees and assessed a fine of ~~W~~6 million against Shinhan Card as well as similar sanctions against Samsung Card and Hyundai Card. In December 2014, the Financial Supervisory Service also issued institutional cautions against Shinhan Life for selling insurance products without adequate disclosure and for incomplete payments of agency fees, together with a fine of ~~W~~338 million in relation to the former case.

In August 2014, the Fair Trade Commission of Korea (“KFTC”) investigated four major commercial banks in Korea, including Shinhan Bank, regarding alleged rate fixing (including in relation to certificates of deposit (“CD”) rates) by commercial banks. It is our current understanding that the investigation has not been concluded and we are not aware as to when it will be concluded. We also understand that the current investigation is a continuation of an investigation by the KFTC in July 2012 in relation to the same subject matter, which to our knowledge also has not been concluded to date. We have not received any notice or report of formal findings by the KFTC in relation to the investigation in July 2012 or the one in August 2014. Since the investigation has not been concluded and the KFTC has not announced any formal findings, it is presently difficult to speculate what the KFTC has found or will find or how it will rule on the subject matter and accordingly what impact such investigation will have on our results of operations, capital or liquidity. We do note however that it is structurally difficult, if not impossible, for commercial banks, including Shinhan Bank, to manipulate the CD rates in violation of Korean antitrust laws since the CD rates are determined and reported daily by the Korea Financial Investment Association (“KOFIA”) based on the average yields (after excluding the highest and the lowest yields) submitted by 10 securities companies in Korea (and not commercial banks) selected by the KOFIA for the purpose of computing the CD rates. Under Korean antitrust laws and regulations, sanctions that may be imposed for illegal manipulation of the CD rates include corrective orders and/or fines. Based on information available to date, our management believes that the investigation or the result thereof is unlikely to have a material adverse effect on our results of operations, capital or liquidity; however, if Shinhan Bank were to be found guilty of wrongdoing in regards to this or other subject matter and/or become subject to any penalty or other regulatory sanctions, there is no assurance that it will not have a material adverse effect on our reputation and, to a lesser extent, our results of operations, capital or liquidity.

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

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since 2011, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since 2011.

	Korea Exchange					New York Stock Exchange
	Closing Price per Common Stock				Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High		Low		(Shares)	High	Low	(ADSs)
2011	~~W~~	53,800	~~W~~	36,150	1,749,097	$101.33	$61.77	51,671
2012(1)		47,000		33,350	1,167,012	42.22	31.25	39,369
2013		48,650		35,950	969,961	45.70	30.82	66,410
First Quarter		42,650		37,650	1,083,492	39.32	33.60	77,668
Second Quarter		40,700		35,950	951,656	36.26	30.82	96,414
Third Quarter		44,850		37,300	876,582	42.34	32.58	49,804
Fourth Quarter		48,650		42,150	969,944	45.70	40.06	42,457
2014		53,400		42,000	852,730	52.44	39.44	51,257
First Quarter		47,000		42,000	962,596	43.95	39.44	60,675
Second Quarter		48,000		44,300	752,597	47.00	42.55	43,787
Third Quarter		53,400		45,050	908,445	52.44	43.98	45,338
Fourth Quarter		51,500		44,450	785,826	48.83	40.00	55,554
2015		46,650		39,000	968,985	42.83	32.13	84,145
First Quarter		46,650		40,850	1,090,768	42.83	36.54	67,724
Second Quarter		46,000		39,300	1,027,097	42.67	35.85	95,693
Third Quarter		43,000		39,000	1,006,900	37.11	32.13	84,088
Fourth Quarter		44,300		39,550	757,897	39.52	33.59	88,486
October		44,250		40,300	784,934	39.45	34.71	95,612
November		44,300		41,300	698,536	39.52	36.00	73,164
December		42,150		39,550	790,220	36.54	33.59	95,287
2016 (through April 12)		41,900		36,100	873,451	36.14	29.66	111,333
January		39,400		36,100	765,409	33.07	29.66	111,806
February		40,600		36,800	989,624	33.31	30.57	100,092
March		41,900		38,300	898,732	36.14	31.71	100,581
April (through April 12)		40,000		39,350	812,648	35.15	34.19	167,882

Source: Korea Exchange; New York Stock Exchange

Note:

(1)	Effective October 15, 2012, the exchange rate of ADRs per common share was changed from 2:1 to 1:1. As supplemental information, the high price, low price and average daily trading volume of our ADRs was US$84.44, US$58.54 and 34,778 ADRs, respectively, for the period from January to September 2012 (prior to the ratio change) and US$36.64, US$31.25 and 53,217 ADRs, respectively, for the period from October to December 2012.

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

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

As of December 31, 2015, the aggregate market value of equity securities listed on the KOSPI was approximately ~~W~~1,243 trillion. The average daily trading volume of equity securities for 2015 was approximately 455 million shares with an average transaction value of ~~W~~5,352 billion.

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

	Opening(1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1,383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016 (through April 12)	1,918.76	2,002.14	1,835.28	1,981.32

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 30% of the previous day’s closing price of the shares, rounded down as set out below:

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

		Total Market Capitalization			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)		(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)		(Thousands of Dollars)(1)
2000	704	~~W~~	188,041,490	$148,414,751	306,163	~~W~~	2,602,211	$2,053,837
2001	689		255,850,070	194,784,979	473,241		1,997,420	1,520,685
2002	683		258,680,756	218,056,778	857,245		3,041,598	2,563,937
2003	684		355,362,626	298,123,008	542,010		2,216,636	1,859,594
2004	683		412,588,139	398,597,371	372,895		2,232,109	2,156,419
2005	702		655,074,595	648,588,708	467,629		3,157,662	3,126,398
2006	731		704,587,508	757,620,976	279,096		3,435,180	3,693,742
2007	746		951,917,907	1,017,223,666	363,846		5,540,151	5,920,229
2008	765		576,927,703	457,153,489	355,440		5,190,180	4,112,663
2009	770		887,935,183	763,060,356	485,657		5,795,552	4,980,495
2010	777		1,141,885,458	1,009,981,831	380,859		5,619,768	4,970,607
2011	791		1,041,999,162	899,438,206	353,760		6,863,146	5,924,166
2012	784		1,154,294,167	1,085,638,395	486,480		4,823,643	4,536,739
2013	777		1,185,973,724	1,123,826,139	328,325		3,993,422	3,784,158
2014	773		1,192,252,867	1,092,907,569	278,082		3,983,580	3,651,646
2015	770		1,242,832,089	1,062,885,563	455,256		5,351,734	4,576,870
2016 (through April 12)	770		1,255,329,128	1,096,836,285	357,667		4,568,640	3,991,822

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

Our articles of incorporation, which was last amended on March 24, 2016 to expand the scope of the matters that are subject to the resolutions of our board of directors in accordance with the recent enactment of the Corporate Governance Act (Act on Corporate Governance of Financial Institutions), is annexed to this annual report as Exhibit 1.1. The amendments will become effective on August 1, 2016.

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

General

As of December 31, 2015 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. As of December 31, 2015 and as of the date hereof, the number of our issued and outstanding common shares was 474,199,587.

On January 25, 2007, we issued 28,990,000 Series 10 redeemable preferred shares and 14,721,000 Series 11 redeemable convertible preferred shares as part of our funding for the acquisition of LG Card, all of which were redeemed on January 25, 2012.

On April 21, 2011, as part of funding for partial redemption of the Series 10 redeemable preferred stock and the Series 11 redeemable convertible preferred stock, we issued 11,100,000 shares of the Series 12 non-voting redeemable preferred stock, all of which were redeemed on April 21, 2016. See “— Description of Preferred Stock.” There are no preferred shares authorized, issued or outstanding as of the date hereof.

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

Other than as set forth above and the dividend rights granted to preferred shareholders as further described in “— Description of Preferred Stock,” our articles of incorporation do not provide special rights to our common or preferred shareholders to share in our profits. For information regarding Korean taxes on dividends, see “— Taxation — Korean Taxation.”

Distribution of Free Shares

In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits a company to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. These free shares must be distributed to all of the shareholders pro rata. Our Articles of Incorporation require the same types of preferred shares to be distributed to the holders of preferred shares in case of distribution of free shares. For information regarding the treatment under Korean tax laws of free share distributions, see “Item 10.E. Taxation — Korean Taxation — Taxation of Dividends on Shares of Common Stock or American Depositary Shares. ”

Preemptive Rights and Issuance of Additional Shares

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

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment

Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2015, the employee stock ownership association owned 21,273,373 shares of our common stock.

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

On April 21, 2011, as part of funding for preferred stocks due to be redeemed in January 2012, we issued 11,100,000 Series 12 non-voting redeemable preferred shares for the subscription price of ~~W~~100,000 per share, or ~~W~~1,110 billion in the aggregate. On April 21, 2016, we redeemed all of the Series 12 redeemable preferred shares.

There is currently no outstanding preferred stock.

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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser, the financial investment company, or other withholding agent, as the case may be, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser, the financial investment company, or other withholding agent, as the case may be, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an “application for entitlement to reduced tax rate,” and in the case for exemption from withholding tax, an “application for tax exemption”) with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions (together, the “BO application”). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle that is not the beneficial owner of such income (an “OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty, all of which are subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the ADS depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances, and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

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

Distributions of our common shares or ADSs or rights to subscribe for our common shares or ADSs that are received as part of a pro rata distribution to all of our shareholders (including holders of ADSs) generally will not be subject to U.S. federal income tax to recipient common shareholders (including holders of ADSs).

Consequently, such distributions will not give rise to foreign source income and you will not be able to use the foreign tax credit arising from any Korean withholding tax unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income derived from foreign sources.

Disposition of Common Shares or American Depositary Shares

For U.S. federal income tax purposes, you will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in our common shares or ADSs, as the case may be. Subject to the discussion under “— Passive Foreign Investment Company Rules,” upon the sale, exchange or other disposition of our common shares or ADSs, such capital gain or loss will generally be long-term capital gain or loss if at the time of sale, exchange or other disposition, our common shares or ADSs have been held for more than one year. Capital gains of non-corporate U.S. holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on the sale, exchange or other disposition of our common shares or ADSs will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

You should note that any Korean securities transaction tax generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a PFIC for 2015, and we do not expect to be a PFIC in 2016 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets.

In general, we will be considered a PFIC for any taxable year in which:

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or ADSs and the proceeds from the sale, exchange or other disposition of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

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

Depositary Payments for the Fiscal Year 2015

In 2015, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	—
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	45,603.92
Legal expenses	US$	—
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection to the preparation of our Form 20-F for the fiscal year 2014	US$	318,707.85

Total:	US$	364,311.77

Note: The amounts provided above are after deduction of applicable of U.S. taxes.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2015 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal Control-Integrated Framework (2013) suspended the original framework issued by COSO in 1992 on December 15, 2014. We adopted the 2013 Framework on December 15, 2014. Further details of the changes made are set out below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015. The effectiveness of our internal control over financial reporting has been audited by KPMG

Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2015. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

ITEM 16	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee currently consists of three outside directors, namely Lee Manwoo, Lee Sang-kyung and Lee Sung-ryang. Our board of directors has determined that Lee Manwoo, the chairman of our Audit Committee is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Lee Manwoo, Lee Sang-kyung and Lee Sung-ryang are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2013, 2014 and 2015, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,			Nature of Services
	2013	2014	2015
	(In millions of Won)
Audit fees	~~W~~5,004	~~W~~5,619	~~W~~6,066	Audit service for Shinhan Financial Group and its subsidiaries.
Tax fees	171	190	213	Tax return and consulting advisory service.
All other fees	250	—	—	All other services which do not meet the two categories above.(1)

Total	~~W~~5,425	~~W~~5,809	~~W~~6,279

Note:

(1)	Due diligence service fee.

Our Audit Committee generally pre-approves all engagements of our principal accountants pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests must in the first instance be submitted as follows: (i) in the case of audit and non-audit services for our holding company, to our Planning & Financial Management subject to reporting to our Chief Financial Officer; and (ii) in the case of audit and non-audit services for our subsidiaries, to our Audit and Compliance Team subject to reporting to the Senior Executive Vice President of Audit & Compliance Team. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to the Audit Committee for consideration. To facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority of the following: (i) permitted non-audit services to our holding company, (ii) audit services to our subsidiaries and (iii) permitted non-audit services to our subsidiaries, to one of its members who is “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such member in our case is Lee Manwoo, the chairman of our Audit Committee, and he is required to report any approvals made by them to the Audit Committee at its next meeting. Our Audit Committee meets regularly once every quarter.

Any other audit or permitted non-audit service must be pre-approved by the Audit Committee on a case-by-case basis. Our Audit Committee did not pre-approve any non-audit services under the de minimis exception of Rule 2.01(c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. Under the NYSE Listed Company Manual, we as a foreign private issuer are required to disclose significant differences between NYSE’s corporate governance standards and those we follow under Korean law. The following summarizes some significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE under the listing rules of the NYSE:

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. While as a foreign private issuer, we are exempt from this requirement, but our board of directors is in compliance with this requirement as it currently consists of 12 directors, of which ten directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. Nine of our directors are also “outside directors” as defined in the Financial Holding Companies Act of Korea. An “outside director” for purposes of the Financial Holding Companies Act and the Korean Commercial Code means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders’ meeting, after having been nominated by the outside director nominating committee, and none of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Under the Korea Exchange listing rules and the Korean Commercial Code, at least one-fourth of a listed company’s directors must be outside directors provided that there must be at least three outside directors. In the case of “large listed companies” as defined under the Korean Commercial Code, like us, a majority of the directors must be outside directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. There is no such requirement under Korean law or listing standards or our internal regulations.

Audit Committee

Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. We are in compliance with this requirement as our Audit Committee is comprised of three outside directors meeting the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. Under the Korea Exchange listing rules and the Korean Commercial Code, a large listed company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chairman must be an outside director. In addition, at least one member of the audit committee who is an outside director must also be an accounting or financial expert. We are also in compliance with the foregoing requirements.

Nomination/Corporate Governance Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a nomination/corporate governance committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Korean Commercial Code and other applicable laws, large listed companies, financial holding companies, commercial banks, and certain other financial institutions are required to have an outside director nominating committee of which at least one-half of its members are required to be outside directors. However, there is no requirement to establish a corporate governance committee under applicable Korean law. We currently have a board steering committee which manages corporate governance practices applicable to us. Our outside director nominating committee is formed on an ad hoc basis prior to a general shareholders’ meeting if the agenda for such meeting includes appointment of an outside director. The composition of the committee is in compliance with the relevant provisions under the Korean Commercial Code and the chairman of the committee must be an outside director pursuant to our outside director recommendation committee regulations. The board steering committee consists of five directors, including three outside directors.

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

In addition, the final rules address concerns that the whistleblower rules incentivize officers, directors and those with legal, audit, compliance or similar responsibilities to abuse these positions by making whistleblower complaints to the SEC with respect to information they obtained in these roles by generally providing that information obtained through a communication subject to attorney-client privilege or as a result of legal representation would not be eligible for a whistleblower award unless disclosure would be permitted by attorney conduct rules. Accordingly, officers and directors, auditors and compliance personnel and other persons in similar roles would not be eligible to receive awards for information received in these positions unless (x) they have a reasonable basis to believe that (1) disclosure of the information is necessary to prevent the entity from engaging in conduct that is likely to cause substantial injury to the financial interests of the entity or investors; or (2) the entity is engaging in conduct that will impede an investigation of the misconduct, for example, destroying documents or improperly influencing witnesses; or (y) 120 days have passed since the whistleblower provided the information to senior responsible persons at the entity or 120 days have passed since the whistleblower received the information at a time when these people were already aware of the information.

In Korea, the Act on the Protection of Public Interest Whistleblowers (the “Act on Whistleblowers”) was enacted in March 29, 2011 and became effective on September 30, 2011, and was last amended on July 25, 2015. Under the Act on Whistleblowers, a “conduct detrimental to the public interest” means any conduct falling under the penalty provisions of certain acts or any conduct subject to administrative measures such as cancellation or suspension of an approval or a permit. As the Financial Holding Companies Act is included in the “certain acts” above, any conduct falling under the penalty provisions or subject to administrative measures for a violation of the Financial Holding Companies Act constitutes a “conduct detrimental to the public interest.” Any person deeming that a conduct detrimental to the public interest has been, or is likely to be, committed may make a public interest report to a representative of the organization involved or a relevant investigative agency. The personal information of a public interest whistleblower shall be kept in confidence, and the measures necessary for personal protection of a public interest whistleblower shall be taken. In addition, any disadvantageous measures against a public interest whistleblower, including discriminatory treatment and delayed payment of wage, are prohibited, and where a public interest report leads to a recovery of, or increase in, revenues of the Government, the public interest whistleblower may be entitled to compensation by the Anti-Corruption and Civil Rights Commission of Korea.

We established a group-wide whistleblower policy in July 2005 and maintain related policies and programs for most of our subsidiaries. For example, Shinhan Bank maintains a whistleblower program named “Shinhan Jikimi,” through which any employee, vendor or customer can raise concerns and report suspicious circumstances in confidence using a variety of channels including the Internet, email, postal mail, facsimile and mobile phones. In addition, Shinhan Bank distributes to its employees a quarterly email notice intended to raise awareness of the whistleblower program and posts relevant informative materials on the company bulletin board. At Shinhan Card and Shinhan Investment, we strive to maintain transparency in every aspect of business activities and provide secure and accessible channels for all related parties to raise concerns and report violations.

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

PART III

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

Date: April 29, 2016

Shinhan Financial Group Co., Ltd.
By:	/s/ Han Dongwoo
Name: Han Dongwoo
Title: Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited the Group’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 29, 2016

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2015

(In millions of won)	Notes	2014		2015
Assets
Cash and due from banks	4,8,20	~~W~~	20,584,838	22,024,404
Trading assets	4,9,20		24,362,176	22,638,449
Financial assets designated at fair value through profit or loss	4,10,20		2,737,375	3,244,166
Derivative assets	4,11		1,568,307	1,994,714
Loans	4,12,20		221,617,689	246,441,361
Available-for-sale financial assets	4,13,20		31,418,014	33,966,071
Held-to-maturity financial assets	4,13,20		13,373,384	16,192,060
Property and equipment	14,20		3,147,255	3,038,477
Intangible assets	15		4,152,843	4,274,896
Investments in associates	16		341,876	393,006
Current tax receivable			10,643	9,740
Deferred tax assets	42		228,356	163,944
Investment property	17		267,529	208,717
Other assets	4,18,20		14,202,627	15,945,927
Assets held for sale			8,892	3,690

Total assets		~~W~~	338,021,804	370,539,622

Liabilities
Deposits	4,21	~~W~~	193,709,738	217,676,428
Trading liabilities	4,22		2,688,734	2,135,390
Financial liabilities designated at fair value through profit or loss	4,23		8,996,181	8,916,332
Derivative liabilities	4,11		1,717,555	2,599,288
Borrowings	4,24		22,973,767	21,733,865
Debt securities issued	4,25		37,334,612	41,221,284
Liabilities for defined benefit obligations	26		309,457	226,130
Provisions	27		694,165	698,788
Current tax payable			256,993	142,014
Deferred tax liabilities	42		9,549	11,193
Liabilities under insurance contracts	28		17,776,280	20,058,284
Other liabilities	4,29		21,039,865	23,310,990

Total liabilities			307,506,896	338,729,986

Equity	30
Capital stock			2,645,053	2,645,053
Hybrid bonds			537,443	736,898
Capital surplus			9,887,335	9,887,335
Capital adjustments			(393,405)	(423,536)
Accumulated other comprehensive income			637,894	304,771
Retained earnings			15,869,779	17,689,134

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			29,184,099	30,839,655
Non-controlling interests			1,330,809	969,981

Total equity			30,514,908	31,809,636

Total liabilities and equity		~~W~~	338,021,804	370,539,622

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013, 2014 and 2015

(In millions of won)	Notes	2013		2014	2015
Interest income		~~W~~	12,591,322	12,060,507	11,129,704
Interest expense			(5,986,438)	(5,270,707)	(4,436,771)

Net interest income	32		6,604,884	6,789,800	6,692,933

Fees and commission income			3,489,668	3,560,500	3,896,529
Fees and commission expense			(2,103,313)	(2,091,342)	(2,275,550)

Net fees and commission income	33		1,386,355	1,469,158	1,620,979

Insurance income			4,230,013	4,221,120	4,447,828
Insurance expenses			(4,612,791)	(4,634,320)	(4,879,989)

Net insurance loss	28		(382,778)	(413,200)	(432,161)

Dividend income	34		155,984	175,798	308,277
Net trading income (expenses)	35		74,912	262,492	(344,098)
Net foreign currency transaction gain			296,187	223,718	78,236
Net gain (loss) on financial instruments designated at fair value through profit or loss	36		(122,020)	(360,972)	459,765
Net gain on disposal of available-for-sale financial assets	13		700,609	680,931	772,474
Impairment losses on financial assets	37		(1,339,897)	(1,174,379)	(1,264,053)
General and administrative expenses	38		(4,202,550)	(4,462,883)	(4,475,068)
Other operating expenses, net	40		(539,687)	(535,653)	(444,143)

Operating income			2,631,999	2,654,810	2,973,141

Equity method income	16		7,286	30,580	20,971
Other non-operating income, net	41		37,268	182,186	146,465

Profit before income taxes			2,676,553	2,867,576	3,140,577

Income tax expense	42		621,214	667,965	694,619

Profit for the year		~~W~~	2,055,339	2,199,611	2,445,958

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2013, 2014 and 2015

(In millions of won, except earnings per share)	Notes	2013		2014	2015
Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		~~W~~	(57,845)	(12,868)	(6,469)
Net change in unrealized fair value of available-for-sale financial assets			(268,943)	135,908	(265,990)
Equity in other comprehensive income of associates			(4,811)	6,255	11,624
Net change in unrealized fair value of cash flow hedges			6,089	(16,378)	2,932
Other comprehensive income (loss) of separate account			(1,829)	5,820	3,092

			(327,339)	118,737	(254,811)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			18,599	(154,416)	(81,813)

Total other comprehensive loss, net of income tax	30		(308,740)	(35,679)	(336,624)

Total comprehensive income for the year		~~W~~	1,746,599	2,163,932	2,109,334

Profit for the year attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43	~~W~~	1,898,577	2,081,110	2,367,171
Non-controlling interest			156,762	118,501	78,787

		~~W~~	2,055,339	2,199,611	2,445,958

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,591,423	2,046,037	2,034,048
Non-controlling interest			155,176	117,895	75,286

		~~W~~	1,746,599	2,163,932	2,109,334

Earnings per share:	30,43
Basic and diluted earnings per share in won		~~W~~	3,810	4,195	4,789

		~~W~~	3,810	4,195	4,789

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2014 and 2015

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2013	~~W~~	2,645,053	537,443	9,887,199	(393,097)	980,121	12,713,720	26,370,439	2,541,253	28,911,692
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	1,898,577	1,898,577	156,762	2,055,339
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(57,825)	—	(57,825)	(20)	(57,845)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(267,694)	—	(267,694)	(1,249)	(268,943)
Equity in other comprehensive income of associates		—	—	—	—	(4,811)	—	(4,811)	—	(4,811)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	6,089	—	6,089	—	6,089
Other comprehensive income of separate account		—	—	—	—	(1,829)	—	(1,829)	—	(1,829)
Remeasurements of defined benefit plans		—	—	—	—	18,916	—	18,916	(317)	18,599

Total other comprehensive income (loss)		—	—	—	—	(307,154)	—	(307,154)	(1,586)	(308,740)

Total comprehensive income		—	—	—	—	(307,154)	1,898,577	1,591,423	155,176	1,746,599

Other changes in equity
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(29,939)	(29,939)	—	(29,939)
Change in other capital surplus		—	—	136	—	—	—	136	—	136
Change in other capital adjustments		—	—	—	(31)	—	—	(31)	—	(31)
Change in other non-controlling interests		—	—	—	—	—	—	—	(379,441)	(379,441)

		—	—	136	(31)	—	(423,817)	(423,712)	(379,441)	(803,153)

Balance at December 31, 2013	~~W~~	2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2013, 2014 and 2015

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2014	~~W~~	2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,081,110	2,081,110	118,501	2,199,611
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(11,984)	—	(11,984)	(884)	(12,868)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	134,507	—	134,507	1,401	135,908
Equity in other comprehensive income of associates		—	—	—	—	6,255	—	6,255	—	6,255
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(16,378)	—	(16,378)	—	(16,378)
Other comprehensive income of separate account		—	—	—	—	5,820	—	5,820	—	5,820
Remeasurements of defined benefit plans		—	—	—	—	(153,293)	—	(153,293)	(1,123)	(154,416)

Total other comprehensive income (loss)		—	—	—	—	(35,073)	—	(35,073)	(606)	(35,679)

Total comprehensive income		—	—	—	—	(35,073)	2,081,110	2,046,037	117,895	2,163,932

Other changes in equity
Dividends		—	—	—	—	—	(370,168)	(370,168)	—	(370,168)
Dividends to hybrid bonds		—	—	—	—	—	(29,940)	(29,940)	—	(29,940)
Change in other capital adjustments		—	—	—	(277)	—	—	(277)	—	(277)
Change in other retained earnings		—	—	—	—	—	297	297	—	297
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(1,104,074)	(1,104,074)

		—	—	—	(277)	—	(399,811)	(400,088)	(1,104,074)	(1,504,162)

Balance at December 31, 2014	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2013, 2014 and 2015

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,367,171	2,367,171	78,787	2,445,958
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(5,630)	—	(5,630)	(839)	(6,469)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(265,910)	—	(265,910)	(80)	(265,990)
Equity in other comprehensive income of associates		—	—	—	—	11,624	—	11,624	—	11,624
Net change in unrealized fair value of cash flow hedges		—	—	—	—	2,932	—	2,932	—	2,932
Other comprehensive income of separate account		—	—	—	—	3,092	—	3,092	—	3,092
Remeasurements of defined benefit plans		—	—	—	—	(79,231)	—	(79,231)	(2,582)	(81,813)

Total other comprehensive income (loss)		—	—	—	—	(333,123)	—	(333,123)	(3,501)	(336,624)

Total comprehensive income		—	—	—	—	(333,123)	2,367,171	2,034,048	75,286	2,109,334

Other changes in equity
Dividends		—	—	—	—	—	(512,428)	(512,428)	—	(512,428)
Dividends to hybrid bonds		—	—	—	—	—	(34,488)	(34,488)	—	(34,488)
Issuance of hybrid bonds		—	199,455	—	—	—	—	199,455	—	199,455
Change in other capital adjustments		—	—	—	(30,131)	—	(900)	(31,031)	—	(31,031)
Change in other non-controlling interests		—	—	—	—	—	—	—	(436,114)	(436,114)

		—	199,455	—	(30,131)	—	(547,816)	(378,492)	(436,114)	(814,606)

Balance at December 31, 2015	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	969,981	31,809,636

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2014 and 2015

(In millions of won)	Notes	2013		2014	2015
Cash flows from operating activities
Profit before income taxes		~~W~~	2,676,553	2,867,576	3,140,577
Adjustments for:
Interest income	32		(12,591,322)	(12,060,507)	(11,129,704)
Interest expense	32		5,986,438	5,270,707	4,436,771
Dividend income	34		(155,984)	(175,798)	(308,277)
Net fees and commission expense			82,410	166,204	168,313
Net insurance loss			2,764,340	2,583,739	2,714,061
Net trading loss	35		227,976	151,525	751,811
Net foreign currency translation loss (gain)			(2,520)	31,356	163,417
Net loss (gain) on financial instruments designated at fair value through profit or loss	36		(177,645)	117,137	(748,959)
Net gain on disposal of available-for-sale financial assets	13		(700,609)	(680,931)	(772,474)
Provision for credit losses	37		1,124,927	944,429	1,021,711
Impairment losses on other financial assets			214,970	229,951	242,342
Employee costs			80,600	143,330	185,222
Depreciation and amortization	38,40		319,730	312,966	278,882
Other operating loss (income)			61,074	(213,139)	(623,639)
Equity method income, net	16		(7,286)	(30,580)	(20,971)
Other non-operating loss (income), net			15,510	(117,933)	(18,463)

			(2,757,391)	(3,327,544)	(3,659,957)

Changes in assets and liabilities:
Due from banks			(1,954,448)	(4,542,186)	(1,926,814)
Trading assets and liabilities			(1,305,364)	(4,711,789)	1,583,631
Financial instruments designated at fair value through profit or loss			396,252	3,593,303	210,582
Derivative instruments			23,171	(261,032)	(382,276)
Loans			(7,444,790)	(16,978,229)	(24,731,045)
Other assets			(65,799)	(2,012,074)	(3,562,267)
Deposits			5,825,422	14,994,221	23,246,539
Liabilities for defined benefit obligations	26		(140,462)	(141,614)	(347,926)
Provisions	27		(105,796)	(128,531)	(71,272)
Other liabilities			(2,315,596)	3,079,941	3,578,899

			(7,087,410)	(7,107,990)	(2,401,949)

Income taxes paid			(695,725)	(667,784)	(640,393)
Interest received			12,499,754	11,732,050	10,921,869
Interest paid			(5,891,494)	(5,789,333)	(4,700,685)
Dividends received			156,196	212,381	310,852

Net cash provided by (used in) operating activities		~~W~~	(1,099,517)	(2,080,644)	2,970,314

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2013, 2014 and 2015

(In millions of won)	Notes	2013		2014	2015
Cash flows from investing activities
Proceeds from disposal of financial assets designated at fair value through profit or loss		~~W~~	57,833	—	—
Acquisition of financial assets designated at fair value through profit or loss			(7,937)	—	—
Proceeds from disposal of available-for-sale financial assets			29,917,886	32,886,606	31,592,380
Acquisition of available-for-sale financial assets			(26,999,720)	(30,227,793)	(33,755,811)
Proceeds from redemption of held-to-maturity financial assets			2,393,951	2,667,782	2,414,031
Acquisition of held-to-maturity financial assets			(1,806,589)	(4,959,391)	(5,150,329)
Proceeds from disposal of property and equipment	14,41		29,021	32,377	8,760
Acquisition of property and equipment	14		(294,003)	(182,130)	(124,844)
Proceeds from disposal of intangible assets	15,41		8,097	10,275	5,463
Acquisition of intangible assets	15		(154,407)	(62,984)	(132,636)
Proceeds from disposal of investments in associates			27,466	77,592	35,396
Acquisition of investments in associates			(55,389)	(61,289)	(30,927)
Proceeds from disposal of investment property	17,41		38,085	676,496	16,171
Acquisition of investment property	17		(234,432)	(1,037)	(10,296)
Proceeds from disposal of assets held for sale			49,185	232,365	88,235
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			2,073	—	5,000
Payment for settlement of hedging derivative financial instruments for available-for-sale financial assets			—	—	(63,847)
Business combination, net of cash acquired (used)	45		385,291	—	(163,172)
Other, net			39,509	(128,080)	(22,173)

Net cash provided by (used in) investing activities			3,395,920	960,789	(5,288,599)

Cash flows from financing activities
Issuance of hybrid bond			—	—	199,455
Net increase (decrease) in borrowings			522,473	2,597,817	(1,557,883)
Proceeds from debt securities issued			10,338,560	10,262,773	16,512,720
Repayments of debt securities issued			(11,352,135)	(10,619,073)	(12,867,244)
Dividends paid			(424,014)	(399,791)	(546,160)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			—	—	23,270
Payment for settlement of hedging derivative financial instruments for debt securities issued			(24,292)	(20,980)	(17,342)
Redemption of subsidiary’s hybrid bonds and others			(379,441)	(1,105,051)	(426,808)
Other, net			31,893	(28,842)	(7,258)

Net cash provided by (used in) financing activities			(1,286,956)	686,853	1,312,750

Effect of exchange rate fluctuations on cash and cash equivalents held			3,964	16,237	8,375

Increase (decrease) in cash and cash equivalents			1,013,411	(416,765)	(997,160)

Cash and cash equivalents at beginning of period	45		5,007,765	6,021,176	5,604,411

Cash and cash equivalents at end of period	45	~~W~~	6,021,176	5,604,411	4,607,251

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its material consolidated subsidiaries as of December 31, 2014 and 2015 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2014	2015
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data System	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	90.0	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	—	100.0
”	PT Bank Metro Express	Indonesia	”	—	97.76
”	PT Centratama Nasional Bank	”	”	—	75.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	—	50.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	Nam An Securities Co., Ltd.	Vietnam	”	—	100.0
Shinhan Private Equity Inc.	HKC&T Co., Ltd.	Korea	September 30	100.0	100.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	December 31	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity (continued)

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank is not included.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	19 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 37 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 43 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*)	The Group provides credit enhancement for the consolidated structured entities providing ABCP purchase commitment amounting to ~~W~~1,214,305 million for the purpose of credit enhancement of the structure entities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. (“IFRS”)

The consolidated financial statements were authorized for issue by the Board of Directors on February 4, 2016, which was submitted for approval to the shareholders’ meeting.

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

The Group has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2015.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation (continued)

i) Amendments to IFRS 8, Operating Segments

The Group has applied the amendments to IFRS 8, Operating Segments since January 1, 2015. The amendment requires the disclosure of judgements made by management in applying the aggregation criteria. The disclosures include a brief description of the operating segments that have been aggregated and the economic indicators that have been assessed in determining whether the operating segments share the similar economic characteristics. In addition, this amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s total assets is required only when the information is regularly provided to the entity’s chief operating decision maker. The impact of the amendments on the Group’s consolidated financial statements is not significant.

ii) Amendments to IFRS 2, Share-based Payment

The Group has applied the amendments to IFRS 2, Share-based Payment since January 1, 2015. The amendment clarifies the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘service condition’. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iii) Amendments to IFRS 3, Business Combinations

The Group has applied the amendments to IFRS 3, Business Combinations since January 1, 2015. The amendment clarifies the classification and measurement of contingent consideration in a business combination. When a contingent consideration is a financial instrument, its classification as a liability or equity shall be determined in accordance with IAS 32 and the contingent consideration that is classified as an asset or a liability shall be subsequently measured at fair value of which the changes recognised in profit or loss. In addition, this amendments clarifies that the standard does not apply to the accounting for all types of joint arrangements. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iv) Amendments to IFRS 13, Fair Value Measurement

The Group has applied the amendments to IFRS 13, Fair Value Measurement since January 1, 2015. The amendment allows entities to measure short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, given the discount is immaterial. In addition, this amendment clarifies that the portfolio exception can be applies to contracts in the scope of IAS 39, even though the contracts do not meet the definition of a financial asset or financial liability. The impact of the amendments on the Group’s consolidated financial statements is not significant.

v) Amendments to IAS 24, Related Party Disclosures

The Group has applied the amendments to IAS 24, Related Party Disclosures since January 1, 2015. The definition of a ‘related party’ is extended to include a management entity that provides key management personnel services to the reporting entity, either directly or through a group entity. The reporting entity is required to separately disclose the expense amount recognised for the key management personnel services. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation (continued)

vi) Amendments to IAS 19, Employee Benefits

The Group has applied the amendments to IAS 19, Employee Benefits since January 1, 2015. The amendments introduce a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. A company is permitted (but not required) to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered. Service-linked contributions from employees or third parties should be reflected in determining the net current service cost and the defined benefit obligation, and should be attributed to the periods of service using the same method as used for calculating the gross benefits or on a straight line basis. The impact of the amendments on the Group’s consolidated financial statements is not significant.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

•	Fair value hedge – Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

•	Cash flow hedge – When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

•	Hedge of net investment – Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

i) Research and development

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

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

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

(l)	Leased assets

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

Remeasurement of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with IAS 18 Revenue

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

(v)	Insurance contracts

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

i) Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

•	Premium reserve – Premium reserve is a liability to prepare for the future claims on the valid contracts. Premium reserve is calculated by deducting discounted net premium from the discounted claims expected to be paid in the future period.

•	Unearned premium reserve – Unearned premium reserve represents the portion of premiums written which is applicable to the unexpired portion of policies in force.

•	Guarantee reserve – At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of benefit payments for the amount equal to the average amount of net losses of the worst 30% of cases forecasted by scenarios or the standard reserve amount, as defined by Financial Supervisory Service, by insurance type and the lowest insured amount, whichever is greater.

•	Reserve for outstanding claims – Reserve for outstanding claims is an estimate of loss for insured events that have occurred prior to the date of the statement of financial position but for which a fixed value cannot be determined, which includes the following:

•	Estimated amount: The expenses to be incurred in the course of settlement of the insured event, such as lawsuit or arbitration (if partial amount is settled, the remainder is recognized)

•	Reserve for ineffective contracts: Reserve for ineffective contracts due to default in premium payment (Partial amount of surrender value)

•	Unpaid claims: The amount of claims, surrender value and dividend to be paid is determined but not paid yet

•	IBNR (Incurred But Not Reported): Estimated amount using a statistical method considering the company’s experience rate

•

Reserve for participating policyholder’s dividend – In accordance with regulations and policy terms, reserves for participating policyholder’s dividend are provided for dividend to be paid to the policyholders and comprise the current reserve for policyholder’s dividend and the future reserve for policyholder’s dividend. The current reserve for policyholder’s dividend is the fixed payable dividend amount declared but not paid at the end of the reporting period and the future reserve for policyholder’s

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

iv) Reinsurance contracts

According to IFRS 4, Insurance Contracts, the Group does not offset:

1) reinsurance assets against the related insurance liabilities; or

2) income or expense from reinsurance contracts against the expense or income from the related insurance contracts.

If reinsurance assets are determined to be impaired, impairment loss is recognized in the profit and loss for the current period.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

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

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either: the same taxable entity; or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

(z)	Accounting for trust accounts

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

(ab)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2015, and the Group has not early adopted them.

Management is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statements, if any.

i) IFRS 9, Financial Instruments

IFRS 9, published in December 2015, replaces the existing guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

ii) IFRS 15, Revenue from Contracts with Customers

IFRS 15, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18, Revenue, IAS 11, Construction Contracts and IFRIC 13, Customer Loyalty Programmes. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

iii) IFRS 16, Leases

IFRS 16, published in January 2016, results in lessees accounting for most leases within the scope of the standard in a manner similar to the way in which finance leases are currently accounted for under IAS 17 ‘Leases’. Lessees will recognize a ‘right of use’ asset and a corresponding financial liability on the balance sheet. The asset will be amortized over the length of the lease and the financial liability measured at amortized cost. IFRS 16 ‘Leases’ is effective for the annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

Other published new standards, interpretations and amendments to existing standards mandatory for the Group for annual periods beginning after January 1, 2015 which have not been early adopted, are not expected to have a significant impact on the Group’s consolidated financial statements.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

(b)	Credit risk

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

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel III requirements.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

each month and is used to manage the accounts and approval of additional loans and other products to the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

ii) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2014 and 2015 are as follows:

	2014		2015
Due from banks and loans (*1)(*3):
Banks	~~W~~	13,663,318	14,486,162
Retail		94,282,270	107,030,770
Government		12,195,758	16,701,241
Corporations		102,160,212	110,468,717
Card receivable		17,378,179	17,821,341

		239,679,737	266,508,231

Trading assets		21,500,955	19,595,405
Financial assets designated at FVTPL (*4)		1,946,200	2,329,018
AFS financial assets (*5)		26,855,662	29,037,640
HTM financial assets (*6)		13,373,384	16,192,060
Derivative assets		1,568,307	1,994,714
Other financial assets (*1)(*2)		10,151,338	11,878,420
Financial guarantee contracts		3,090,873	3,679,486
Loan commitments and other credit liabilities		74,295,365	76,965,151

	~~W~~	392,461,821	428,180,125

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	Although considered in the monitoring of maximum credit exposures, the credit quality of other financial assets are not included in the details of our main credit quality disclosures as other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

iii) Due from banks and loans by past due or impairment

•	Due from banks and loans as of December 31, 2014 and 2015 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Past due but not impaired		—	455,948	181	278,262	497,147	1,231,538
Impaired		—	286,414	—	1,349,849	490,925	2,127,188

		13,693,746	94,590,367	12,203,749	103,616,389	18,100,024	242,204,275
Less : allowance		(30,428)	(308,097)	(7,991)	(1,456,177)	(721,845)	(2,524,538)

	~~W~~	13,663,318	94,282,270	12,195,758	102,160,212	17,378,179	239,679,737

	2015
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Past due but not impaired		—	404,121	—	156,337	403,413	963,871
Impaired		—	264,754	—	1,221,700	415,731	1,902,185

		14,511,673	107,360,028	16,704,356	111,766,846	18,496,577	268,839,480
Less : allowance		(25,511)	(329,258)	(3,115)	(1,298,129)	(675,236)	(2,331,249)

	~~W~~	14,486,162	107,030,770	16,701,241	110,468,717	17,821,341	266,508,231

•	Credit quality of due from banks and loans that are neither past due nor impaired as of December 31, 2014 and 2015 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	13,693,746	88,338,903	12,201,919	62,614,102	14,750,893	191,599,563
Grade 2 (*1)		—	5,509,102	1,649	39,374,176	2,361,059	47,245,986

		13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Less : allowance		(30,428)	(161,189)	(7,984)	(864,854)	(340,544)	(1,404,999)

	~~W~~	13,663,318	93,686,816	12,195,584	101,123,424	16,771,408	237,440,550

Mitigation of credit risk due to collateral (*2)	~~W~~	59,826	63,402,563	398	51,326,493	4,970	114,794,250

	2015
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	14,511,673	100,677,960	16,704,356	72,501,523	15,133,363	219,528,875
Grade 2 (*1)		—	6,013,193	—	37,887,286	2,544,070	46,444,549

		14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Less : allowance		(25,511)	(178,313)	(3,115)	(734,136)	(356,815)	(1,297,890)

	~~W~~	14,486,162	106,512,840	16,701,241	109,654,673	17,320,618	264,675,534

Mitigation of credit risk due to collateral (*2)	~~W~~	124,306	69,399,485	—	57,477,691	5,045	127,006,527

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.

(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of December 31, 2014 and 2015 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	353,523	80	157,029	429,972	940,604
31~60 days		—	66,576	101	31,839	44,603	143,119
61~90 days		—	28,868	—	50,745	22,445	102,058
More than 90 days		—	6,981	—	38,649	127	45,757

		—	455,948	181	278,262	497,147	1,231,538
Less : allowance (collective)		—	(31,590)	(8)	(32,996)	(72,581)	(137,175)

	~~W~~	—	424,358	173	245,266	424,566	1,094,363

Mitigation of credit risk due to collateral (*)	~~W~~	—	307,234	11	98,941	25	406,211

	2015
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	311,602	—	108,683	342,708	762,993
31~60 days		—	52,331	—	24,139	43,158	119,628
61~90 days		—	25,967	—	10,551	17,329	53,847
More than 90 days		—	14,221	—	12,964	218	27,403

		—	404,121	—	156,337	403,413	963,871
Less : allowance (collective)		—	(32,876)	—	(9,884)	(60,757)	(103,517)

	~~W~~	—	371,245	—	146,453	342,656	860,354

Mitigation of credit risk due to collateral (*)	~~W~~	—	258,827	—	54,985	8	313,820

•	Due from banks and loans that are impaired as of December 31, 2014 and 2015 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	286,414	—	1,349,849	490,925	2,127,188
Less : allowance		—	(115,318)	—	(558,327)	(308,720)	(982,365)

	~~W~~	—	171,096	—	791,522	182,205	1,144,823

Mitigation of credit risk due to collateral (*)	~~W~~	—	137,039	—	488,535	2	625,576

	2015
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	264,754	—	1,221,700	415,731	1,902,185
Less : allowance		—	(118,069)	—	(554,109)	(257,664)	(929,842)

	~~W~~	—	146,685	—	667,591	158,067	972,343

Mitigation of credit risk due to collateral (*)	~~W~~	—	109,869	—	399,142	7	509,018

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

iv) Credit rating

•	Credit ratings of debt securities as of December 31, 2014 and 2015 are as follows:

	2014
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	7,068,449	59,945	14,584,701	9,879,920	31,593,015
AA- to AA+		6,639,473	262,439	4,797,373	3,040,388	14,739,673
A- to A+		6,195,826	1,433,469	4,705,307	350,244	12,684,846
BBB- to BBB+		926,701	190,347	1,647,993	19	2,765,060
Lower than BBB-		242,057	—	441,338	33,306	716,701
Unrated		203,893	—	678,950	69,507	952,350

	~~W~~	21,276,399	1,946,200	26,855,662	13,373,384	63,451,645

	2015
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	6,972,123	143,888	18,885,297	13,046,394	39,047,702
AA- to AA+		5,144,783	676,975	4,004,980	2,342,271	12,169,009
A- to A+		4,745,915	1,269,073	3,923,203	576,568	10,514,759
BBB- to BBB+		917,401	239,082	941,149	35,160	2,132,792
Lower than BBB-		83,410	—	419,080	68,672	571,162
Unrated		1,582,553	—	863,931	122,995	2,569,479

	~~W~~	19,446,185	2,329,018	29,037,640	16,192,060	67,004,903

(*)	FVTPL : fair value through profit or loss

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

Internal credit ratings	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Credit status of debt securities as of December 31, 2014 and 2015 are as follows:

	2014		2015
Neither past due nor impaired	~~W~~	63,444,233	67,003,273
Impaired		7,412	1,631

	~~W~~	63,451,645	67,004,904

•	Credit quality of derivative assets as of December 31, 2014 and 2015 are as follows:

	2014		2015
Grade 1 (*1)(*2)	~~W~~	1,916,524	1,512,568
Grade 2 (*1)(*2)		78,190	55,739

	~~W~~	1,994,714	1,568,307

(*1)	Credit qualities of derivative assets were classified based on the internal credit ratings of counterparties.
(*2)	Grade 1: Internal credit rating of BBB+ or above, Grade 2: Internal credit rating of below BBB+

v)	Assets acquired through foreclosures amounting to ~~W~~2,585 million and ~~W~~1,185 million are classified as assets held for sale (non-business purpose property) as of December 31, 2014 and 2015, respectively.

vi) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2014 and 2015 are as follows:

	2014
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	6,605,378	1,585,332	367,795	345,781	2,654,699	2,104,333	13,663,318
Retail		92,855,198	264,564	784,086	56,376	45,115	276,931	94,282,270
Government		11,321,880	115,845	73,475	80,516	540,175	63,867	12,195,758
Corporations		92,121,984	1,339,264	1,480,651	1,294,133	2,665,519	3,258,661	102,160,212
Card		17,349,245	6,597	2,401	8,394	4,503	7,039	17,378,179

		220,253,685	3,311,602	2,708,408	1,785,200	5,910,011	5,710,831	239,679,737

Trading assets		21,153,829	7,450	—	—	114,897	224,779	21,500,955
Financial assets designated at FVTPL (*1)		1,912,084	—	—	—	34,116	—	1,946,200
AFS financial assets (*2)		25,839,853	397,158	37,005	416,632	29,669	135,345	26,855,662
HTM financial assets (*3)		13,178,520	83,560	23,137	22,031	54,860	11,276	13,373,384

	~~W~~	282,337,971	3,799,770	2,768,550	2,223,863	6,143,553	6,082,231	303,355,938

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2015
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	6,735,520	1,541,760	348,956	340,933	3,929,087	1,589,906	14,486,162
Retail		104,878,555	292,437	1,313,156	117,797	98,679	330,146	107,030,770
Government		15,108,925	294,332	550,439	67,251	438,214	242,080	16,701,241
Corporations		99,243,181	1,548,932	1,724,085	1,399,971	2,438,980	4,113,568	110,468,717
Card		17,790,098	6,997	2,247	7,819	6,423	7,757	17,821,341

		243,756,279	3,684,458	3,938,883	1,933,771	6,911,383	6,283,457	266,508,231

Trading assets		19,337,295	8,413	1,054	—	87,110	161,533	19,595,405
Financial assets designated at FVTPL (*1)		2,247,189	—	—	—	36,396	45,433	2,329,018
AFS financial assets (*2)		27,586,155	619,084	89,433	418,865	46,545	277,558	29,037,640
HTM financial assets (*3)		15,789,289	148,073	26,770	73,226	148,258	6,444	16,192,060

	~~W~~	308,716,207	4,460,028	4,056,140	2,425,862	7,229,692	6,774,425	333,662,354

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

vii) Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of December 31, 2014 and 2015 are as follows:

	2014
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,724,753	2,246	—	187,727	1,748,592	—	13,663,318
Retail		—	—	—	—	—	94,282,270	94,282,270
Government		11,285,787	—	182	43	909,746	—	12,195,758
Corporations		4,102,383	35,954,237	13,807,545	18,358,983	29,937,064	—	102,160,212
Card		44,351	158,901	123,175	29,767	494,580	16,527,405	17,378,179

		27,157,274	36,115,384	13,930,902	18,576,520	33,089,982	110,809,675	239,679,737

Trading assets		14,834,973	908,646	599,989	923,759	4,233,588	—	21,500,955
Financial assets designated at FVTPL (*1)		1,498,097	92,494	106,890	30,124	218,595	—	1,946,200
AFS financial assets (*2)		18,375,517	1,365,458	163,342	819,355	6,131,990	—	26,855,662
HTM financial assets (*3)		3,448,775	50,370	—	593,894	9,280,345	—	13,373,384

	~~W~~	65,314,636	38,532,352	14,801,123	20,943,652	52,954,500	110,809,675	303,355,938

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2015
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,865,178	—	—	67,609	2,553,375	—	14,486,162
Retail		—	—	—	—	—	107,030,770	107,030,770
Government		15,625,885	—	—	—	1,075,356	—	16,701,241
Corporations		4,235,517	38,918,439	14,744,780	19,716,006	32,853,975	—	110,468,717
Card		43,583	171,851	122,112	31,666	337,817	17,114,312	17,821,341

		31,770,163	39,090,290	14,866,892	19,815,281	36,820,523	124,145,082	266,508,231

Trading assets		13,066,258	722,383	661,426	457,132	4,688,206	—	19,595,405
Financial assets designated at FVTPL (*1)		1,823,687	109,677	67,973	—	327,681	—	2,329,018
AFS financial assets (*2)		20,656,569	999,752	161,597	413,683	6,806,039	—	29,037,640
HTM financial assets (*3)		4,630,157	66,283	—	614,439	10,881,181	—	16,192,060

	~~W~~	71,946,834	40,988,385	15,757,888	21,300,535	59,523,630	124,145,082	333,662,354

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

(c)	Market risk

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

Value-at-risk is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•	VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a reliable indicator of future events, particularly those that are extreme in nature;

•	VaR may underestimate the probability of extreme market movements;

•	Shinhan Bank’s VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but such assumption regarding the length of the holding period may prove to be inadequate;

•	The 99.9% confidence level does not take into account or provide indication of any losses that might occur beyond this confidence level; and

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

In order to streamline such differences and use a consistent VaR among operating subsidiaries, the Group has adopted starting in 2013 a unified group-wide market risk measurement methodology, which uses the ten-day 99.9% confidence level for calculating the VaR.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2014 and 2015 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	256,051	293,708	214,823	292,081
Stock price		130,879	161,505	85,819	159,049
Foreign exchange		121,334	145,703	104,065	114,101
Option volatility		7,857	9,843	5,577	5,577

	~~W~~	516,121	610,759	410,284	570,808

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	305,563	328,357	281,223	328,357
Stock price		174,365	213,507	132,172	132,172
Foreign exchange		125,048	141,887	110,512	141,159
Option volatility		7,820	16,811	3,747	4,561

	~~W~~	612,796	700,562	527,654	606,249

Insurance company, Shinhan Life Insurance, was excluded when the Group estimated the market risk, because insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2014 and 2015 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2014 and 2015 are as follows:

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	17,302	25,863	8,721	13,414
Stock price		4,333	7,362	2,493	3,442
Foreign exchange (*)		43,872	54,355	34,928	49,372
Option volatility		161	259	66	66
Portfolio diversification		(18,668)	(32,344)	(5,246)	(13,268)

	~~W~~	47,000	55,495	40,962	53,026

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	37,341	43,746	33,849	35,976
Stock price		8,258	9,049	6,995	7,056
Foreign exchange (*)		45,102	54,459	36,549	44,475
Option volatility		355	550	262	262
Commodity		5	21	—	3
Portfolio diversification		(35,789)	(45,895)	(25,953)	(30,699)

	~~W~~	55,272	61,930	51,702	57,073

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2014 and 2015, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	754	1,300	400	1,150
Foreign exchange		40,309	46,846	33,832	39,849

	~~W~~	41,063	48,146	34,232	40,999

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	1,685	3,011	650	650
Foreign exchange		38,214	42,208	33,759	33,759

	~~W~~	39,899	45,219	34,409	34,409

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2014 and 2015 are as follows:

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	8,999	30,064	3,514	6,069
Stock price		7,531	14,677	3,389	14,438
Foreign exchange		3,688	17,353	646	5,227
Option volatility		1,917	7,042	224	711
Portfolio diversification		(7,730)	(38,169)	(1,399)	(8,967)

	~~W~~	14,405	30,967	6,374	17,478

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	6,879	16,542	2,707	7,274
Stock price		19,397	64,650	10,213	19,047
Foreign exchange		5,680	10,881	2,845	7,489
Option volatility		2,634	5,207	175	4,396
Portfolio diversification		(11,714)	(32,096)	(4,062)	(8,460)

	~~W~~	22,876	65,184	11,878	29,746

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for years ended December 31, 2014 and 2015 are as follows:

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	997	4,850	223	354
Stock price		5	111	—	—
Foreign exchange		301	664	19	392
Option volatility		3,136	7,289	1,058	1,332

	~~W~~	4,439	12,914	1,300	2,078

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	585	817	298	303
Stock price		275	1,190	—	—
Foreign exchange		1,308	2,337	511	1,780
Option volatility		541	1,868	108	138

	~~W~~	2,709	6,212	917	2,221

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

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

Non-trading positions for interest rate VaR and EaR as of December 31, 2014 and 2015 are as follows:

ii-1) Shinhan Bank

	2014		2015
VaR	~~W~~	179,367	202,029
EaR		313,619	185,254

ii-2) Shinhan Card

	2014		2015
VaR	~~W~~	89,909	88,825
EaR		23,458	12,663

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii-3) Shinhan Investment

	2014		2015
VaR	~~W~~	5,106	9,846
EaR		119,812	85,881

ii-4) Shinhan Life Insurance

	2014		2015
VaR	~~W~~	201,940	206,432
EaR		4,525	5,947

(*1)	The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

Foreign currency denominated assets and liabilities as of December 31, 2014 and 2015 are as follows:

	2014
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	~~W~~	2,379,606	798,025	152,503	2,001,028	700,881	6,032,043
Trading assets		278,187	8,986	—	110,086	285,465	682,724
Financial assets designated at FVTPL (*1)		149,380	—	—	—	—	149,380
Derivative assets		127,127	351	5,205	1,418	1,746	135,847
Loans		14,854,848	4,218,136	929,165	2,304,384	2,345,771	24,652,304
AFS financial assets (*2)		1,638,766	41,160	4,143	—	536,891	2,220,960
HTM financial assets (*3)		61,376	180,191	—	51,180	38,326	331,073
Other financial assets		1,884,301	213,949	33,864	279,412	120,851	2,532,377

	~~W~~	21,373,591	5,460,798	1,124,880	4,747,508	4,029,931	36,736,708

Liabilities:
Deposits	~~W~~	7,416,198	4,548,996	383,545	3,003,747	2,325,939	17,678,425
Trading liabilities		430	—	—	—	428,936	429,366
Financial liabilities designated at FVTPL (*1)		188,123	—	—	—	—	188,123
Derivative liabilities		69,371	72,637	366	916	579	143,869
Borrowings		5,519,777	261,194	511,723	387,367	261,130	6,941,191
Debt securities issued		5,515,370	585,209	—	—	389,648	6,490,227
Other financial liabilities		1,999,245	129,719	103,272	436,379	185,590	2,854,205

	~~W~~	20,708,514	5,597,755	998,906	3,828,409	3,591,822	34,725,406

Net assets (liabilities)	~~W~~	665,077	(136,957)	125,974	919,099	438,109	2,011,302
Off-balance derivative exposure		350,795	132,161	(60,167)	(554,143)	83,193	(48,161)

Net position	~~W~~	1,015,872	(4,796)	65,807	364,956	521,302	1,963,141

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2015
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	~~W~~	3,255,745	1,146,612	137,912	1,854,220	875,451	7,269,940
Trading assets		376,477	6,102	52,440	27,330	172,335	634,684
Financial assets designated at FVTPL (*1)		335,474	—	—	—	—	335,474
Derivative assets		77,075	8,110	2,596	3,989	330	92,100
Loans		15,053,386	4,460,483	1,150,044	2,881,059	3,012,725	26,557,697
AFS financial assets (*2)		1,961,730	65,075	16,979	5,441	594,535	2,643,760
HTM financial assets (*3)		124,651	143,529	—	148,258	83,892	500,330
Other financial assets		2,338,372	268,558	126,115	654,260	185,008	3,572,313

	~~W~~	23,522,910	6,098,469	1,486,086	5,574,557	4,924,276	41,606,298

Liabilities:
Deposits	~~W~~	8,526,888	5,300,848	451,613	3,544,013	2,554,630	20,377,992
Trading liabilities		317	—	—	—	453,605	453,922
Financial liabilities designated at FVTPL (*1)		368,633	4,530	1,142	—	—	374,305
Derivative liabilities		60,636	658	260	2,260	209	64,023
Borrowings		6,043,186	179,412	390,562	717,309	366,803	7,697,272
Debt securities issued		5,581,146	291,603	153,664	216,660	144,381	6,387,454
Other financial liabilities		2,465,314	211,698	337,612	827,811	314,892	4,157,327

	~~W~~	23,046,120	5,988,749	1,334,853	5,308,053	3,834,520	39,512,295

Net assets	~~W~~	476,790	109,720	151,233	266,504	1,089,756	2,094,003
Off-balance derivative exposure		266,359	24,438	(121,245)	69,342	(408,120)	(169,226)

Net position	~~W~~	743,149	134,158	29,988	335,846	681,636	1,924,777

(*1)	AFS : available-for-sale
(*2)	HTM : held-to-maturity
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

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

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2014 and 2015 are as follows:

	2014
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	~~W~~	16,293,055	1,202,567	1,294,502	1,824,756	35,664	47,375	20,697,919
Trading assets (*3)		24,206,873	7,380	—	37,479	36,498	81,519	24,369,749
Financial assets designated at fair value through profit or loss		1,894,062	32,715	116,973	26,051	564,132	103,596	2,737,529
Loans		28,612,094	29,867,481	34,979,379	51,517,129	55,500,327	49,283,162	249,759,572
Available-for-sale financial assets (*3)		26,174,710	1,955,624	30,042	1,002,739	26,551	2,229,016	31,418,682
Held-to-maturity financial assets		205,544	636,188	394,655	1,265,085	7,646,864	7,471,576	17,619,912
Other financial assets		6,337,858	21,269	20,151	327,983	3,382,771	190,599	10,280,631

	~~W~~	103,724,196	33,723,224	36,835,702	56,001,222	67,192,807	59,406,843	356,883,994

Liabilities:
Deposits (*2)	~~W~~	92,720,125	22,382,996	27,514,353	42,443,826	11,473,918	3,708,829	200,244,047
Trading liabilities		2,688,734	—	—	—	—	—	2,688,734
Financial liabilities designated at fair value through profit or loss		149,918	220,932	287,058	820,256	6,672,700	845,656	8,996,520
Borrowings		13,112,645	1,991,313	1,751,068	1,791,657	3,737,094	846,679	23,230,456
Debt securities issued		846,643	1,909,290	4,171,870	7,515,358	23,271,423	3,201,822	40,916,406
Other financial liabilities		16,634,144	45,750	15,921	172,690	471,352	108,993	17,448,850

	~~W~~	126,152,209	26,550,281	33,740,270	52,743,787	45,626,487	8,711,979	293,525,013

Off balance (*4):
Finance guarantee contracts	~~W~~	3,090,873	—	—	—	—	—	3,090,873
Loan commitments and other		74,295,365	—	—	—	—	—	74,295,365

	~~W~~	77,386,238	—	—	—	—	—	77,386,238

Derivatives:
Cash inflows	~~W~~	1,530,627	339,105	197,109	1,036,878	1,845,455	50,797	4,999,971
Cash outflows		(1,614,763)	(104,502)	(153,737)	(1,009,806)	(1,925,721)	(433,058)	(5,241,587)

	~~W~~	(84,136)	234,603	43,372	27,072	(80,266)	(382,261)	(241,616)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	~~W~~	16,843,128	1,641,876	1,530,110	2,050,819	29,843	23,073	22,118,849
Trading assets (*3)		22,501,571	24,397	30,194	73,262	20,028	6,593	22,656,045
Financial assets designated at fair value through profit or loss		2,369,896	51,860	4,688	97,645	619,170	101,074	3,244,333
Loans		29,674,971	30,614,739	37,138,646	55,209,656	66,445,746	54,084,5500	273,168,308
Available-for-sale financial assets (*3)		29,415,328	1,091,745	12,623	1,173,011	398,156	1,904,249	33,995,112
Held-to-maturity financial assets		78,916	236,378	565,038	1,085,581	9,518,678	9,582,297	21,066,888
Other financial assets		8,057,613	24,202	21,106	290,955	3,502,493	90,587	11,986,956

	~~W~~	108,941,423	33,685,197	39,302,405	59,980,929	80,534,114	65,792,423	388,236,491

Liabilities:
Deposits (*2)	~~W~~	108,029,850	21,996,113	26,252,328	51,392,270	13,511,745	3,415,583	224,597,889
Trading liabilities		2,135,390	—	—	—	—	—	2,135,390
Financial liabilities designated at fair value through profit or loss		151,597	368,648	335,632	1,586,608	5,496,762	977,743	8,916,990
Borrowings		10,799,071	2,321,249	1,410,898	2,392,047	4,425,261	682,720	22,031,246
Debt securities issued		805,212	2,582,626	3,036,650	8,292,380	25,620,414	4,096,669	44,433,951
Other financial liabilities		18,623,136	34,873	303,104	154,200	321,174	55,163	19,491,650

	~~W~~	140,544,256	27,303,509	31,338,612	63,817,505	49,375,356	9,227,878	321,607,116

Off balance (*4):
Finance guarantee contracts	~~W~~	3,679,486	—	—	—	—	—	3,679,486
Loan commitments and other		76,965,151	—	—	—	—	—	76,965,151

	~~W~~	80,644,637	—	—	—	—	—	80,644,637

Derivatives:
Cash inflows	~~W~~	2,040,644	493,895	375,267	1,127,109	1,835,195	42,160	5,914,270
Cash outflows		(2,601,358)	(329,658)	(354,063)	(1,075,864)	(1,645,263)	(30,270)	(6,036,476)

	~~W~~	(560,714)	164,237	21,204	51,245	189,932	11,890	(122,206)

(*1)	These amounts include cash flows of principal and interest on financial liabilities.
(*2)	Demand deposits amounting to ~~W~~68,949,585 million and ~~W~~83,639,042 million as of December 31, 2014 and 2015 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Available-for-sale financial assets and trading assets which are not restricted for sale and measured at market prices were included in the ‘Less than 1 month’ category; and the other available-for-sale financial assets and trading assets are classified by the earliest maturities available for sale.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

(e)	Measurement of fair value

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

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i) Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of December 31, 2014 and 2015 are as follows:

	2014
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	5,553,244	15,567,883	155,271	21,276,398
Equity securities		1,191,394	1,659,309	10,519	2,861,222
Gold deposits		224,556	—	—	224,556
Financial assets designated at fair value through profit or loss:
Debt securities and others		59,945	1,469,473	416,782	1,946,200
Equity securities		17,955	630,537	142,683	791,175
Derivative assets:
Trading		4,640	1,247,402	159,126	1,411,168
Hedging		—	95,706	61,433	157,139
Available-for-sale financial assets:
Debt securities		7,371,643	19,468,619	15,400	26,855,662
Equity securities		1,647,908	346,331	2,568,113	4,562,352

	~~W~~	16,071,285	40,485,260	3,529,327	60,085,872

Financial liabilities:
Trading liabilities:
Securities sold	~~W~~	2,259,798	—	—	2,259,798
Gold deposits		428,936	—	—	428,936
Financial liabilities designated at fair value through profit or loss:
Deposits		—	3,054	3.085	6,139
Securities sold		417	—	—	417
Derivatives-combined securities		154	2,004,122	6,985,349	8,989,625
Derivative liabilities:
Trading		5,317	1,360,839	230,244	1,596,400
Hedging		—	92,392	28,763	121,155

	~~W~~	2,694,622	3,460,407	7,247,441	13,402,470

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2015
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	5,496,812	13,789,920	159,454	19,446,186
Equity securities		1,168,610	1,832,283	42,149	3,043,042
Gold deposits		149,221	—	—	149,221
Financial assets designated at fair value through profit or loss:
Debt securities and others		133,652	1,868,749	326,618	2,329,019
Equity securities		6,045	784,596	124,506	915,147
Derivative assets:
Trading		4,881	1,695,320	113,160	1,813,361
Hedging		—	153,455	27,898	181,353
Available-for-sale financial assets:
Debt securities		9,265,153	19,582,353	190,134	29,037,640
Equity securities		1,545,321	594,186	2,788,924	4,928,431

	~~W~~	17,769,695	40,300,862	3,772,843	61,843,400

Financial liabilities:
Trading liabilities:
Securities sold	~~W~~	1,681,785	—	—	1,681,785
Gold deposits		453,605	—	—	453,605
Financial liabilities designated at fair value through profit or loss:
Deposits		—	10,542	2,967	13,509
Securities sold		86,532	—	—	86,532
Derivatives-combined securities		—	2,374,637	6,441,654	8,816,291
Derivative liabilities:
Trading		9,122	1,653,121	752,927	2,415,170
Hedging		—	92,146	91,972	184,118

	~~W~~	2,231,044	4,130,446	7,289,520	13,651,010

•	There was no transfer between level 1 and level 2 for the years ended December 31, 2014 and 2015.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2014 and 2015 are as follows:

	2014
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	35,345	894,706	2,134,276	(305,107)	(4,529,091)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		7,519	(124,819)	(114,991)	348,608	(356,036)
Recognized in other comprehensive income (loss) for the year		—	—	133,010	(798)	—

		7,519	(124,819)	18,019	347,810	(356,036)
Purchase		412,363	323,824	603,113	30,864	—
Issue		—	—	—	—	(3,538)
Settlement		(289,437)	(534,246)	(203,674)	(111,963)	(2,099,769)
Transfer in (*2)		—	—	35,336	—	—
Transfer out (*2)		—	—	(3,557)	(52)	—

Ending balance	~~W~~	165,790	559,465	2,583,513	(38,448)	(6,988,434)

	2015
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	165,790	559,465	2,583,513	(38,448)	(6,988,434)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		4,426	(70,335)	61,988	(594,773)	469,274
Recognized in other comprehensive income (loss) for the year		—	—	(32,170)	(163)	—

		4,426	(70,335)	29,818	(594,936)	469,274
Purchase		278,477	354,258	903,357	15,932	(179)
Issue		—	—	—	—	(7,662,427)
Settlement		(247,090)	(392,264)	(462,617)	(86,327)	7,737,145
Transfer in (*2)		—	—	23,511	—	—
Transfer out (*2)		—	—	(98,524)	(62)	—

Ending balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2014 and 2015, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2014			2015
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	202,418	1,329	(517,524)	(797,960)
Gain (loss) on financial instruments designated at FVTPL		(480,854)	(232,238)	398,938	726,298
Gain (loss) on disposal of available-for-sale financial assets		26,342	—	148,084	—
Impairment losses on financial assets		(141,410)	(140,885)	(88,327)	(85,679)
Other operating income (expenses)		153,785	154,846	(70,591)	(70,385)

	~~W~~	(239,719)	(216,948)	(129,420)	(227,726)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2015 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF (*1)	~~W~~	13,789,920	Discount rate
Equity securities	NAV (*2)		1,832,283	Price of underlying assets

			15,622,203

Financial assets designated at fair value through profit or loss:
Debt securities	DCF (*1)		1,868,749	Discount rate
Equity securities	NAV (*2)		784,596	Price of underlying assets

			2,653,345

Derivative assets:
Trading	Option model, DCF (*1)		1,695,320	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			153,455

			1,848,775

Available-for-sale financial assets:
Debt securities	DCF (*1)		19,582,353	Price of underlying assets
Equity securities	NAV (*2)		594,186

			20,176,539

			40,300,862

Liabilities
Financial liabilities designated at fair value through profit or loss:
Others	DCF (*1)		2,385,179	Discount rate
Derivative liabilities:
Trading	Option model, DCF (*1)		1,653,121	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			92,146

			1,745,267

		~~W~~	4,130,446

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2015 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*4)	Significant unobservable inputs	Range
Financial assets
Trading assets:
Debt securities	DCF (*1)	~~W~~159,454	The volatility of the underlying asset, correlations	0.44%~23.73% 77.95%
Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF (*1)	451,124	The volatility of the underlying asset, correlations	5.06%~80.39% (7.44)%~53.5%
Derivative assets:
Equity and foreign exchange related	Option model (*2)	74,613	The volatility of the underlying asset, correlations	3.74%~43.50% (44.72%)~53.5%
Interest rates related	Option model (*2)	55,189	The volatility of the underlying asset, regression coefficient, correlations	0.40%~16.6% 0.02%~2.05% 0%~100%
Credit and commodity related	Option model (*2)	11,256	The volatility of the underlying asset, correlations	1.41%~47.48% (8.26%)~90.25%

		141,058

Available-for-sale financial assets:
Debt securities	NAV (*3)	190,134	Discount rate, growth rate	0.84%~21.65% 0%~3.5%
Equity securities	DCF (*1)	2,788,924

		2,979,058

		~~W~~3,730,694

(*1)	DCF : discounted cash flow
(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV : net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model (*1)	~~W~~6,444,621	The volatility of the underlying asset, correlations	22.20%~28.48% 15.43%~52.70%
Derivative liabilities:
Equity and foreign exchange related	Option model (*1)	590,208	The volatility of the underlying asset, correlations	3.74%~79.81% (3.84)%~73.25%
Interest rates related	Option model (*1)	109,709	The volatility of the underlying asset, regression coefficient, correlations	0.16%~32.94% 0.02%~2.04% 0%~100%
Credit and commodity related	Option model (*1)	144,982	The volatility of the underlying asset, correlations	7.09~47.48% 23.90%~100%

		844,899

		~~W~~7,289,520

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2014 and 2015.

	2014
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	2,691	(2,761)
Derivative assets		25,759	(33,508)

		28,450	(36,269)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		195,171	(69,090)

	~~W~~	223,621	(105,359)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	82,347	(81,191)
Derivative liabilities		74,637	(76,587)

	~~W~~	156,984	(157,778)

	2015
	Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	64	(45)
Financial assets designated at fair value through profit or loss	2,837	(4,416)
Derivative assets	7,592	(11,254)

	10,493	(15,715)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)	90,343	(30,856)

	100,836	(46,571)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	64,089	(79,575)
Derivative liabilities	87,885	(62,248)

	151,974	(141,823)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii) Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2014 and 2015 are as follows:

	2014			2015
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	221,617,689	223,965,124	246,441,361	249,182,868
Held-to-maturity financial assets		13,373,384	14,231,320	16,192,060	17,489,238
Other financial assets		10,151,338	10,204,666	11,878,420	11,907,777

	~~W~~	245,142,411	248,401,110	274,511,841	278,579,883

Liabilities:
Deposits	~~W~~	193,709,738	194,057,580	217,676,428	217,907,829
Borrowings		22,973,767	23,097,742	21,733,865	21,799,206
Debt securities issued		37,334,612	38,270,720	41,221,284	41,878,643
Other financial liabilities		17,485,236	17,432,936	19,535,670	19,508,155

	~~W~~	271,503,353	272,858,978	300,167,247	301,093,833

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position as of December 31, 2014 and 2015 are as follows:

	2014
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	29,569	2,959,108	220,976,447	223,965,124
Held-to-maturity financial assets		5,135,924	9,095,396	—	14,231,320
Other financial assets		16,544	5,841,425	4,346,697	10,204,666

	~~W~~	5,182,037	17,895,929	225,323,144	248,401,110

Liabilities:
Deposits	~~W~~	1,697,313	70,025,042	122,335,225	194,057,580
Borrowings		7,542,900	1,793,101	13,761,741	23,097,742
Debt securities issued in won		—	23,667,234	14,603,486	38,270,720
Other financial liabilities		17,520	5,189,079	12,226,337	17,432,936

	~~W~~	9,257,733	100,674,456	162,926,789	272,858,978

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	27,038	1,577,960	247,577,870	249,182,868
Held-to-maturity financial assets		6,360,572	11,128,666	—	17,489,238
Other financial assets		25,165	7,669,816	4,212,796	11,907,777

	~~W~~	6,412,775	20,376,442	251,790,666	278,579,883

Liabilities:
Deposits	~~W~~	2,102,888	85,012,736	130,792,205	217,907,829
Borrowings		5,499,951	273,026	16,026,229	21,799,206
Debt securities issued in won		—	27,375,939	14,502,704	41,878,643
Other financial liabilities		25,803	7,488,938	11,993,414	19,508,155

	~~W~~	7,628,642	120,150,639	173,314,552	301,093,833

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2014 and 2015 are as follows:

	2014
	Fair value (*2)		Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Loans	~~W~~	2,959,108	DCF(*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		9,095,396	DCF(*1)	Discount rate
Other financial assets		5,841,425	DCF(*1)	Discount rate

		17,895,929

Liabilities
Deposits		70,025,042	DCF(*1)	Discount rate
Borrowings		1,793,101	DCF(*1)	Discount rate
Debt securities issued		23,667,234	DCF(*1)	Discount rate
Other financial liabilities		5,189,079	DCF(*1)	Discount rate

	~~W~~	100,674,456

Financial instruments classified as level 3 :
Assets
Loans	~~W~~	220,976,447	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		4,346,697	DCF(*1)	Discount rate

		225,323,144

Liabilities
Deposits		122,335,225	DCF(*1)	Discount rate
Borrowings		13,761,741	DCF(*1)	Discount rate
Debt securities issued		14,603,486	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		12,226,337	DCF(*1)	Discount rate

	~~W~~	162,926,789

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2015
	Fair value (*2)		Valuation technique	Inputs
Financial instruments classified as level 2 :
Assets
Loans	~~W~~	1,577,960	DCF(*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		11,128,666	DCF(*1)	Discount rate
Other financial assets		7,669,816	DCF(*1)	Discount rate

		20,376,442

Liabilities
Deposits		85,012,736	DCF(*1)	Discount rate
Borrowings		273,026	DCF(*1)	Discount rate
Debt securities issued		27,375,939	DCF(*1)	Discount rate
Other financial liabilities		7,488,938	DCF(*1)	Discount rate

	~~W~~	120,150,639

Financial instruments classified as level 3 :
Assets
Loans	~~W~~	247,577,870	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		4,212,796	DCF(*1)	Discount rate

		251,790,666

Liabilities
Deposits		130,792,205	DCF(*1)	Discount rate
Borrowings		16,026,229	DCF(*1)	Discount rate
Debt securities issued		14,502,704	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		11,993,414	DCF(*1)	Discount rate

	~~W~~	173,314,552

(*1)	DCF : discounted cash flow
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

iii) Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2014 and 2015

	2014		2015
Beginning balance	~~W~~	(29,448)	(86,178)
Deferral on new transactions		(94,299)	(69,818)
Recognized in profit for the year		37,582	53,980

Ending balance	~~W~~	(86,165)	(102,016)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized cost are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2014 and 2015 are as follows:

	2014
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	20,584,838	—	20,584,838
Trading assets		24,362,176	—	—	—	—	—	24,362,176
Financial assets designated at FVTPL (*1)		—	2,737,375	—	—	—	—	2,737,375
Derivatives		1,411,168	—	—	—	—	157,139	1,568,307
Loans		—	—	—	—	221,617,689	—	221,617,689
AFS financial assets (*2)		—	—	31,418,014	—	—	—	31,418,014
HTM financial assets (*3)		—	—	—	13,373,384	—	—	13,373,384
Other		—	—	—	—	10,151,338	—	10,151,338

	~~W~~	25,773,344	2,737,375	31,418,014	13,373,384	252,353,865	157,139	325,813,121

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2014
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	193,709,738	—	193,709,738
Trading liabilities		2,688,734	—	—	—	2,688,734
Financial liabilities designated at FVTPL (*1)		—	8,996,181	—	—	8,996,181
Derivatives		1,596,400	—	—	121,155	1,717,555
Borrowings		—	—	22,973,767	—	22,973,767
Debt securities issued		—	—	37,334,612	—	37,334,612
Other		—	—	17,485,236	—	17,485,236

	~~W~~	4,285,134	8,996,181	271,503,353	121,155	284,905,823

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

	2015
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	22,024,404	—	22,024,404
Trading assets		22,638,449	—	—	—	—	—	22,638,449
Financial assets designated at FVTPL (*1)		—	3,244,166	—	—	—	—	3,244,166
Derivatives		1,813,361	—	—	—	—	181,353	1,994,714
Loans		—	—	—	—	246,441,361	—	246,441,361
AFS financial assets (*2)		—	—	33,966,071	—	—	—	33,966,071
HTM financial assets (*3)		—	—	—	16,192,060	—	—	16,192,060
Other		—	—	—	—	11,878,420	—	11,878,420

	~~W~~	24,451,810	3,244,166	33,966,071	16,192,060	280,344,185	181,353	358,379,645

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2015
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	217,676,428	—	217,676,428
Trading liabilities		2,135,390	—	—	—	2,135,390
Financial liabilities designated at FVTPL (*1)		—	8,916,332	—	—	8,916,332
Derivatives		2,415,170	—	—	184,118	2,599,288
Borrowings		—	—	21,733,865	—	21,733,865
Debt securities issued		—	—	41,221,284	—	41,221,284
Other		—	—	19,535,670	—	19,535,670

	~~W~~	4,550,560	8,916,332	300,167,247	184,118	313,818,257

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

(g)	Transfer of financial instruments

i) Transfers that do not qualify for derecognition

•	Bonds sold under repurchase agreements as of December 31, 2014 and 2015 are as follows:

	2014		2015
Transferred asset:
Financial assets at fair value through profit or loss	~~W~~	6,929,219	5,605,287
Available-for-sale financial assets		972,344	1,050,002
Held-to-maturity financial assets		375,396	497,786
Loans		158,673	270,100
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	7,707,954	6,617,251

•	Securities loaned as of December 31, 2014 and 2015 are as follows:

	2014		2015	Borrowers
Government bonds	~~W~~	491,931	36,786	Korea Securities Finance Corp., Mitsui Sumitomo and others
Financial institutions bonds		140,239	130,019	Korea Securities Finance Corp.
Corporate bonds		1,831	—	Mirae Asset Securities Co., Ltd.

	~~W~~	634,001	166,805

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii) Financial instruments qualified for derecognition and continued involvement

There was no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2014, and 2015.

(h)	Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2014 and 2015 are as follows:

	2014
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	1,513,338	—	1,513,338	5,006,936	25,044	920,259
Other financial instruments (*1)		5,280,560	841,659	4,438,901
Bonds purchased under repurchase agreements (*2)		11,071,542	—	11,071,542	10,510,942	—	560,600
Securities loaned (*2)		634,001	—	634,001	487,090	—	146,911
Domestic exchange settlement debit (*3)		24,624,335	22,524,299	2,100,036	3,561	—	2,096,475
Receivables from disposal of securities (*4)		4,648	316	4,332	4,332	—	—
Insurance receivables		1,775	—	1,775	1,198	—	577

		43,130,199	23,366,274	19,763,925	16,014,059	25,044	3,742,822

Liabilities:
Derivatives (*1)		1,845,449	—	1,845,449	4,978,480	—	711,744
Other financial instruments (*1)		4,686,434	841,659	3,844,775
Bonds purchased under repurchase agreements (*2)		7,707,954	—	7,707,954	7,707,954	—	—
Securities borrowed (*2)		2,253,329	—	2,253,329	2,253,329	—	—
Domestic exchange settlement pending (*3)		24,010,268	22,524,299	1,485,969	1,449,106	—	36,863
Payable from purchase of securities (*4)		551	315	236	236	—	—
Insurance payables		1,198	—	1,198	1,198	—	—

	~~W~~	40,505,183	23,366,273	17,138,910	16,390,303	—	748,607

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2015
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	1,903,714	—	1,903,714	6,977,154	10,361	2,285,289
Other financial instruments (*1)		8,497,835	1,128,745	7,369,090
Bonds purchased under repurchase agreements (*2)		12,957,346	—	12,957,346	12,431,670	—	525,676
Securities loaned (*2)		166,805	—	166,805	159,807	—	6,998
Domestic exchange settlement debit (*3)		27,408,941	25,036,860	2,372,081	18,939	—	2,353,142
Receivables from disposal of securities (*4)		2,117	523	1,594	—	—	1,594
Insurance receivables		2,379	—	2,379	1,492	—	887

		50,939,137	26,166,128	24,773,009	19,589,062	10,361	5,173,586

Liabilities:
Derivatives (*1)		2,715,265	—	2,715,265	7,009,512	—	1,000,226
Other financial instruments (*1)		6,423,218	1,128,745	5,294,473
Bonds purchased under repurchase agreements (*2)		6,617,251	—	6,617,251	6,617,251	—	—
Securities borrowed (*2)		1,768,317	—	1,768,317	1,768,317	—	—
Domestic exchange settlement pending (*3)		27,245,592	25,036,860	2,208,732	2,165,161	—	43,571
Payable from purchase of securities (*4)		575	523	52	47	—	5
Insurance payables		1,492	—	1,492	1,492	—	—

	~~W~~	44,771,710	26,166,128	18,605,582	17,561,780	—	1,043,802

(*1)	The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.
(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)	The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.
(*4)	Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(i)	Capital risk management

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

The capital adequacy ratio of the Group as of December 31, 2014 and 2015 are as follows:

	2014		2015
Capital :
Tier I common equity capital	~~W~~	20,678,973	21,882,816
Additional tier 1 capital		1,495,380	1,311,375

Tier I capital		22,174,353	23,194,191
Tier II capital		3,763,615	4,022,257

Total capital (A)	~~W~~	25,937,968	27,216,448

Total risk-weighted assets (B)	~~W~~	198,832,860	203,274,542

Capital adequacy ratio (A/B)		13.05%	13.39%
Tier I capital adequacy ratio		11.15%	11.41%
Common equity capital adequacy ratio		10.40%	10.77%

As of December 31, 2014 and 2015, the Group met the regulatory capital ratio above 8%.

Shinhan Life Insurance measures and manages RBC (risk based capital) ratio according to the Regulation on Supervision of Insurance Business to maintain required capital for the solvency margin.

As of December 31, 2014 and 2015, the Group’s BIS capital ratio and Shinhan Life Insurance’s RBC ratio exceed the regulatory minimum ratios.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

5.	Significant estimate and judgment (continued)

(a)	Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Value in use is measured based on estimates.

(b)	Income taxes

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized and the taxable profit will be created in appropriate periods. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the year when the final tax effect is conformed.

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

The present value of defined benefit obligation that is measured by actuarial valuation method uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income or loss. Other significant assumptions related to defined benefit obligation are based on current market situation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

5.	Significant estimate and judgment (continued)

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

6.	Investment in subsidiaries

(a)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the controlling company and the Group’s subsidiaries as of December 31, 2014 and 2015 are as follows:

	2014				2015
	Total assets		Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Financial Group (Separate)	~~W~~	27,094,548	6,859,429	20,235,119	27,675,487	6,894,501	20,780,986
Shinhan Bank		255,646,329	235,169,429	20,476,900	285,007,437	264,168,084	20,839,353
Shinhan Card Co., Ltd.		22,259,514	16,127,087	6,132,427	23,347,702	17,127,969	6,219,733
Shinhan Investment Corp.		25,928,292	23,598,201	2,330,091	24,337,413	21,811,577	2,525,836
Shinhan Life Insurance Co., Ltd.		21,939,682	20,463,749	1,475,933	24,544,624	22,963,260	1,581,364
Shinhan Capital Co., Ltd.		3,939,493	3,369,060	570,433	4,076,553	3,458,433	618,120
Jeju Bank		3,475,694	3,170,213	305,481	4,464,601	4,146,580	318,021
Shinhan Credit Information Co., Ltd.		23,040	8,420	14,620	23,889	8,632	15,257
Shinhan Private Equity		461,342	371,448	89,894	119,042	108,030	11,012
Shinhan BNP Paribas AMC		188,886	32,429	156,457	170,164	15,356	154,808
SHC Management Co., Ltd.		8,938	1,358	7,580	8,411	615	7,796
Shinhan Data System		25,826	16,461	9,365	26,669	16,404	10,265
Shinhan Savings Bank		804,035	689,550	114,485	795,144	675,435	119,709
Shinhan Aitas Co., Ltd.		37,657	6,242	31,415	42,794	4,965	37,829

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries (continued)

ii)	Condensed comprehensive income statement for the controlling company and the Group’s subsidiaries for years ended December 31, 2013, 2014 and 2015 were as follows:

	2013				2014			2015
	Operating income		Net income (loss)	Total com- prehensive income (loss)	Operating income	Net income (loss)	Total com- prehensive income (loss)	Operating income	Net income (loss)	Total com- prehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	1,106,991	731,638	731,369	1,061,540	662,623	660,754	1,201,949	893,041	893,328
Shinhan Bank		15,454,849	1,373,177	1,014,906	13,987,650	1,455,653	1,396,780	14,656,853	1,489,988	1,197,961
Shinhan Card Co., Ltd.		4,614,563	658,074	776,419	4,596,758	635,151	547,666	4,740,139	694,774	629,164
Shinhan Investment Corp.		2,692,355	75,366	67,911	3,295,109	118,235	104,390	4,734,162	215,454	225,342
Shinhan Life Insurance Co., Ltd.		5,057,026	75,459	16,583	5,134,910	80,672	186,493	5,460,671	100,221	115,083
Shinhan Capital Co., Ltd.		343,499	50,372	48,073	328,077	51,945	55,591	380,867	46,081	52,754
Jeju Bank		176,135	20,483	15,452	168,593	13,856	15,608	167,479	19,397	14,665
Shinhan Credit Information Co., Ltd.		28,901	155	259	28,145	1,055	891	27,279	723	610
Shinhan Private Equity		254,458	8,836	8,852	332,861	8,327	7,579	373,577	6,401	6,602
Shinhan BNP Paribas AMC		97,981	31,468	31,455	89,019	28,195	28,228	83,718	23,653	23,721
SHC Management Co., Ltd.		237	(1,317)	(1,317)	558	482	482	287	215	215
Shinhan Data System		62,061	1,124	517	69,136	2,647	1,188	73,096	1,046	871
Shinhan Savings Bank		75,929	(29,919)	(30,622)	72,075	11,140	14,758	60,927	8,017	8,816
Shinhan Aitas Co., Ltd.		26,859	3,770	3,770	28,515	3,988	3,988	32,949	6,415	6,415

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries (continued)

(b)	Change in subsidiaries

i) The subsidiary that was newly included in consolidation during the year ended December 31, 2014 is as follows:

Company	Description
LLP MFO Shinhan Finance	Newly established subsidiary

ii) The subsidiary that is newly included in consolidation during the year ended December 31, 2015 is as follows:

Company	Description
Banco Shinhan de Mexico	Newly established subsidiary
PT Bank Metro Express	Acquisition
PT Centratama Nasional Bank	Acquisition
Nam An Securities Co. Ltd.	Acquisition
PT. Shinhan Indo Finance	Acquisition

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of December 31, 2015 are as follows:

Segment	Description
Banking (*)	Banking and related business

Credit card	Credit card business

Securities	Securities trading, underwriting and brokerage services

Life insurance	Life insurance and related business

Others	Leasing, assets management and other businesses

(*)	The Group previously disclosed the Banking segment by subdividing into four segments, which are Retail Baking, Corporate Banking, International Banking and Other Banking. Due to the substantial changes in internal organization of the Group’s Banking segments including the increasing trends of retail branches and corporate branches being adapted to serve both segments along with expansion of hybrid branches, the Group’s internal reporting documents for the Group’s Chief Operating Decision Maker does not present the previous four segments under Banking segment any more. As such, the Group determined to re-define its four pre-existing operating segments within the Banking segments as one single Banking segment, and disclosed it accordingly.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

(b)	The following tables provide information of income and expense for each operating segment for the years ended December 31, 2013, 2014 and 2015.

	2013
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	4,427,913	1,395,425	281,858	603,229	(108,287)	4,746	6,604,884
Net fees and commission income (loss)		759,516	166,129	212,276	32,270	221,626	(5,463)	1,386,354
Impairment losses on financial assets		(886,774)	(348,689)	(15,829)	(5,145)	(72,716)	(10,743)	(1,339,896)
General and administrative expenses		(2,746,215)	(710,213)	(366,034)	(204,517)	(233,329)	57,758	(4,202,550)
Other income (expense), net		190,659	330,343	(10,625)	(318,502)	75,703	(84,371)	183,207

Operating income		1,745,099	832,995	101,646	107,335	(117,003)	(38,073)	2,631,999
Equity method income (loss)		22,448	—	(19,401)	—	7,029	(2,790)	7,286
Income tax expense (benefit)		360,423	192,728	21,895	21,188	29,973	(4,992)	621,214

Profit (loss) for the period	~~W~~	1,393,660	658,074	75,366	75,460	(99,437)	(47,784)	2,055,339

Controlling interest	~~W~~	1,393,501	658,074	75,366	75,460	(105,421)	(198,403)	1,898,577
Non-controlling interests		159	—	—	—	5,984	150,619	156,762

	2014
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	4,446,554	1,372,965	386,071	651,109	(70,296)	3,397	6,789,800
Net fees and commission income (loss)		815,839	256,809	197,747	27,365	185,859	(14,461)	1,469,158
Impairment losses on financial assets		(698,319)	(407,010)	(4,298)	(13,986)	(51,903)	1,137	(1,174,379)
General and administrative expenses		(2,975,844)	(708,457)	(393,444)	(204,240)	(246,044)	65,146	(4,462,883)
Other income (expense), net		226,729	278,596	(53,064)	(342,105)	103,788	(180,830)	33,114

Operating income		1,814,959	792,903	133,012	118,143	(78,596)	(125,611)	2,654,810
Equity method income (loss)		11,808	—	10,943	5	6,266	1,558	30,580
Income tax expense (benefit)		384,089	186,886	39,035	31,395	24,407	2,153	667,965

Profit (loss) for the period	~~W~~	1,469,510	635,151	118,235	80,672	(14,594)	(89,363)	2,199,611

Controlling interest	~~W~~	1,469,080	635,151	118,235	80,672	(22,325)	(199,703)	2,081,110
Non-controlling interests		430	—	—	—	7,731	110,340	118,501

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	4,246,146	1,350,968	444,271	675,760	(32,274)	8,062	6,692,933
Net fees and commission income (loss)		866,597	255,966	266,529	32,232	194,530	5,125	1,620,979
Impairment losses on financial assets		(800,893)	(305,876)	(3,353)	(31,383)	(125,534)	1,986	(1,264,053)
General and administrative expenses		(2,837,341)	(762,878)	(479,567)	(204,975)	(244,929)	64,622	(4,475,068)
Other income (expense), net		294,633	319,758	34,080	(340,012)	174,140	(84,249)	398,350

Operating income		1,759,142	857,938	261,960	131,622	(33,067)	(4,454)	2,973,141
Equity method income (loss)		13,399	—	1,478	(277)	5,601	770	20,971
Income tax expense (benefit)		390,547	183,297	62,668	32,356	28,519	(2,768)	694,619

Profit (loss) for the period	~~W~~	1,509,385	694,774	215,454	100,221	(59,454)	(14,422)	2,445,958

Controlling interest	~~W~~	1,509,051	694,774	215,454	100,221	(66,492)	(85,837)	2,367,171
Non-controlling interests		334	—	—	—	7,038	71,415	78,787

(c)	The following tables provide information of net interest income of each operating segment for the years ended December 31, 2013, 2014 and 2015.

	2013
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	4,438,500	1,430,554	288,060	601,696	(153,926)	—	6,604,884
Internal transactions		(10,587)	(35,129)	(6,202)	1,533	45,638	4,747	—

	~~W~~	4,427,913	1,395,425	281,858	603,229	(108,288)	4,747	6,604,884

	2014
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	4,453,340	1,408,923	393,529	648,313	(114,305)	—	6,789,800
Internal transactions		(6,786)	(35,958)	(7,458)	2,796	44,009	3,397	—

	~~W~~	4,446,554	1,372,965	386,071	651,109	(70,296)	3,397	6,789,800

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	4,253,559	1,390,469	450,019	674,708	(75,822)	—	6,692,933
Internal transactions		(7,413)	(39,501)	(5,748)	1,052	43,548	8,062	—

	~~W~~	4,246,146	1,350,968	444,271	675,760	(32,274)	8,062	6,692,933

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

(d)	The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2013, 2014 and 2015.

	2013
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	659,335	362,656	222,413	42,189	99,761	—	1,386,354
Internal transactions		100,181	(196,527)	(10,137)	(9,919)	121,865	(5,463)	—

	~~W~~	759,516	166,129	212,276	32,270	221,626	(5,463)	1,386,354

	2014
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	675,965	447,117	205,690	35,183	105,203	—	1,469,158
Internal transactions		139,874	(190,308)	(7,943)	(7,818)	80,656	(14,461)	—

	~~W~~	815,839	256,809	197,747	27,365	185,859	(14,461)	1,469,158

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	730,799	460,314	274,833	40,638	114,395	—	1,620,979
Internal transactions		135,798	(204,348)	(8,304)	(8,406)	80,135	5,125	—

	~~W~~	866,597	255,966	266,529	32,232	194,530	5,125	1,620,979

(e)	Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2013, 2014 and 2015.

	2013		2014	2015
Domestic	~~W~~	2,514,426	2,489,006	2,727,862
Overseas		117,573	165,804	245,279

	~~W~~	2,631,999	2,654,810	2,973,141

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

The following table provides information of non-current assets by geographical area as of December 31, 2014 and 2015.

	2014		2015
Domestic	~~W~~	7,513,214	7,397,788
Overseas		54,413	124,302

	~~W~~	7,567,627	7,522,090

(*)	Non-current assets comprise property and equipment, intangible assets, investment properties.

8.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2014 and 2015 are as follows:

	2014		2015
Cash and cash equivalents	~~W~~	2,522,791	1,957,535
Deposits in won:
Reserve deposits		5,755,317	7,876,559
Time deposits		2,644,390	2,354,186
Certificate of deposits		—	29,801
Other		4,019,905	2,981,241

		12,419,612	13,241,787

Deposits in foreign currency:
Deposits		2,540,592	3,217,974
Time deposits		2,577,682	3,058,776
Other		547,836	561,165

		5,666,110	6,837,915

Allowance for credit losses		(23,675)	(12,833)

	~~W~~	20,584,838	22,024,404

(b)	Restricted due from banks as of December 31, 2014 and 2015 are as follows:

	2014		2015
Deposits denominated in won:
Reserve deposits	~~W~~	5,755,317	7,876,559
Other (*)		3,842,219	3,108,270

		9,597,536	10,984,829
Deposits denominated in foreign currency		666,620	1,854,514

	~~W~~	10,264,156	12,839,343

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

9.	Trading assets

Trading assets as of December 31, 2014 and 2015 are as follows:

	2014		2015
Debt securities:
Governments	~~W~~	2,045,124	3,259,925
Financial institutions		8,302,174	6,776,284
Corporations		5,769,659	4,128,561
Commercial Papers		3,790,597	3,524,629
CMA (*)		1,197,304	1,572,270
Others		171,540	184,517

		21,276,398	19,446,186
Equity securities:
Stocks		1,011,012	890,901
Beneficiary certificates		1,812,208	2,102,134
Others		38,002	50,008

		2,861,222	3,043,043
Other
Gold deposits		224,556	149,220

	~~W~~	24,362,176	22,638,449

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of December 31, 2014 and 2015 are as follows:

	2014		2015	Reason for designation
Debt securities	~~W~~	1,419,343	1,879,521	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		791,175	915,147	Evaluation and management on a fair value basis, accounting mismatch
Others		526,857	449,498	Combined instrument

	~~W~~	2,737,375	3,244,166

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2014 and 2015 are ~~W~~630,537 million and ~~W~~784,596 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2014 and 2015 are as follows:

	2014		2015
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	31,812,684	55,007,195
Currency swaps		14,362,691	19,642,832
Currency options		774,869	2,430,336

		46,950,244	77,080,363
Exchange traded:
Currency futures		397,954	440,791

		47,348,198	77,521,154

Interest rates related:
Over the counter:
Interest rate swaps		62,274,495	47,124,620
Interest rate options		1,861,201	1,231,201

		64,135,696	48,355,821
Exchange traded:
Interest rate futures		1,236,960	2,088,507
Interest rate swaps (*)		17,943,000	29,544,300

		19,179,960	31,632,807

		83,315,656	79,988,628

Credit related:
Over the counter:
Credit swaps		385,333	1,154,315

Equity related:
Over the counter:
Equity swaps and forwards		4,168,373	3,707,762
Equity options		2,637,565	2,158,983

		6,805,938	5,866,745
Exchange traded:
Equity futures		223,607	385,164
Equity options		205,018	6,811,381

		428,625	7,196,545

		7,234,563	13,063,290

Commodity related:
Over the counter:
Commodity swaps and forwards		1,170,283	1,146,599
Commodity options		40,502	27,533

		1,210,785	1,174,132
Exchange traded:
Commodity futures		159,155	55,781

		1,369,940	1,229,913

Hedge:
Currency forwards		685,348	1,230,307
Currency swaps		2,178,614	2,464,599
Interest rate swaps		8,306,680	7,679,755

		11,170,642	11,374,661

	~~W~~	150,824,332	184,331,961

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2014 and 2015 are as follows:

	2014			2015
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	440,089	509,555	806,785	607,632
Currency swaps		247,236	272,584	395,474	534,958
Currency options		4,440	5,048	18,030	10,652

		691,765	787,187	1,220,289	1,153,242
Exchange traded:
Currency futures		175	—	—	—

		691,940	787,187	1,220,289	1,153,242

Interest rates related:
Over the counter:
Interest rate swaps		564,432	509,140	474,447	471,488
Interest rate options		10,147	16,614	10,479	11,932

		574,579	525,754	484,926	483,420
Exchange traded:
Interest rate futures		213	45	192	27

		574,792	525,799	485,118	483,447

Credit related:
Over the counter:
Credit swaps		1,640	15,484	14,568	20,466

Equity related:
Over the counter:
Equity swap and forwards		59,440	(17,352)	17,806	518,812
Equity options		64,626	145,608	60,184	75,643

		124,066	128,256	77,990	594,455
Exchange traded:
Equity futures		201	258	18	905
Equity options		2,540	104	4,299	7,977

		2,741	362	4,317	8,882

		126,807	128,618	82,307	603,337

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives (continued)

	2014			2015
	Assets		Liabilities	Assets	Liabilities
Commodity related:
Over the counter:
Commodity swaps and forwards		12,663	134,400	10,164	154,465
Commodity options		1,814	3	543	—

		14,477	134,403	10,707	154,465
Exchange traded:
Commodity futures		1,512	4,909	372	213

		15,989	139,312	11,079	154,678

Hedge:
Currency forwards		1,127	19,712	4,925	34,631
Currency swaps		38,997	50,788	123,706	23,094
Interest rate swaps		117,015	50,655	52,722	126,393

		157,139	121,155	181,353	184,118

	~~W~~	1,568,307	1,717,555	1,994,714	2,599,288

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Foreign currency related
Over the counter
Currency forwards	~~W~~	(120,476)	(71,396)	142,086
Currency swaps		(11,165)	(74,327)	(132,226)
Currency options		4,673	582	10,540

		(126,968)	(145,141)	20,400
Exchange traded
Currency futures		(27)	176	(272)

		(126,995)	(144,965)	20,128

Interest rates related
Over the counter
Interest rate swaps		(74,566)	(35,782)	(65,444)
Interest rate options		3,328	(668)	(185)

		(71,238)	(36,450)	(65,629)
Exchange traded
Interest rate futures		(1,823)	168	144

		(73,061)	(36,282)	(65,485)

Credit related
Over the counter
Credit swaps		(4,391)	(11,216)	748

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives (continued)

	2013	2014	2015
Equity related
Over the counter
Equity swap and forwards	(34,698)	62,852	(653,231)
Equity options	(13,114)	(1,925)	5,470

	(47,812)	60,927	(647,761)

Exchange traded
Equity futures	(1,214)	2,748	613
Equity options	(1,587)	477	(2,218)

	(2,801)	3,225	(1,605)

	(50,613)	64,152	(649,366)

Commodity related
Over the counter
Commodity swaps and forwards	(66,468)	(112,485)	(106,976)
Commodity options	2,704	(196)	(457)

	(63,764)	(112,681)	(107,433)
Exchange traded
Commodity futures	(4,065)	(5,527)	(2,582)

	(67,829)	(118,208)	(110,015)

Hedge
Currency forwards	1,665	(13,470)	(27,339)
Currency swaps	(15,849)	58,444	97,576
Interest rate swaps	(253,433)	148,048	(120,396)

	(267,617)	193,022	(50,159)

	(590,506)	(53,497)	(854,149)

(d)	Gain or loss on fair value hedges for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2013		2014	2015
Hedged item	~~W~~	279,618	(133,761)	211,951
Hedging instruments		(240,814)	145,560	(206,925)

	~~W~~	38,804	11,799	5,026

In order to hedge changes in the fair value of investments in debt securities, structured deposits, etc. from interest rate changes, the Group designates interest swap contracts as hedging items. Additionally, the Group holds forward exchange contracts and currency swaps to hedge changes in the fair value of foreign currency deposits and investments in foreign currency debt securities from exchange rate changes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives (continued)

(e)	Hedge of net investment in foreign operations

Hedge accounting is applied for a portion of net investments in foreign operations. Foreign currency translation adjustments for foreign operation by each hedging instrument for the years ended December 31, 2014 and 2015 are as follows:

	2014		2015
Borrowings in foreign currency	~~W~~	(2,066)	(17,492)
Debt securities issued in foreign currency		22,820	(14,005)
Currency forwards		(5,133)	(2,368)

	~~W~~	15,621	(33,865)

12.	Loans

(a)	Loans as of December 31, 2014 and 2015 are as follows:

	2014		2015
Household loans	~~W~~	84,929,702	96,017,634
Corporate loans		113,989,749	127,026,825
Public and other		2,135,127	2,194,277
Loans to banks		4,683,996	4,653,229
Card receivables		18,140,810	18,537,001

		223,879,384	248,428,966
Discount		(37,458)	(26,806)
Deferred loan origination costs and fees		276,627	357,617

		224,118,553	248,759,777
Allowance for credit losses		(2,500,864)	(2,318,416)

	~~W~~	221,617,689	246,441,361

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans (continued)

(b)	Changes in the allowance for credit losses for the years ended December 31, 2014 and 2015 are as follows:

	2014
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	~~W~~	223,528	1,589,990	647,818	15,115	2,476,451	98,617	2,575,068
Provision for (reversal of) allowance		163,470	346,803	387,499	(3,050)	894,722	49,706	944,428
Write-offs		(150,381)	(459,018)	(497,538)	(206)	(1,107,143)	(33,742)	(1,140,885)
Effect of discounting (*1)		(220)	(41,700)	(354)	—	(42,274)	—	(42,274)
Allowance related to loans sold		(5,252)	(30,291)	(2,255)	(4)	(37,802)	—	(37,802)
Recoveries		18,883	178,970	181,882	10,763	390,498	4,216	394,714
Others (*3)		(2,691)	(75,692)	4,796	—	(73,587)	(444)	(74,031)

Ending balance	~~W~~	247,337	1,509,062	721,848	22,618	2,500,865	118,353	2,619,218

	2015
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	~~W~~	247,337	1,509,062	721,848	22,618	2,500,865	118,353	2,619,218
Provision for (reversal of) allowance		122,009	602,141	300,363	(2,802)	1,021,711	—	1,021,711
Write-offs		(122,796)	(701,970)	(488,660)	(66)	(1,313,492)	(18,850)	(1,332,342)
Effect of discounting (*1)		(253)	(30,499)	2,482	—	(28,270)	—	(28,270)
Allowance related to loans sold		(4,447)	(57,985)	(34,157)	(1,911)	(98,500)	—	(98,500)
Recoveries		26,527	88,944	171,253	85	286,809	4,013	290,822
Others (*3)		(1,613)	(51,204)	2,110	—	(50,707)	(23,677)	(74,384)

Ending balance	~~W~~	266,764	1,358,489	675,239	17,924	2,318,416	79,839	2,398,255

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

(c)	Changes in deferred loan origination costs and fees for the years ended December 31, 2014 and 2015 are as follows:

	2014		2015
Beginning balance	~~W~~	251,249	276,627
Loan originations		179,784	223,768
Amortization		(154,406)	(142,778)

Ending balance	~~W~~	276,627	357,617

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2014 and 2015 are as follows:

	2014		2015
Available-for-sale financial assets:
Debt securities :
Government bonds	~~W~~	4,007,317	4,281,803
Financial institution bonds		11,922,184	15,594,417
Corporate bonds and others		10,926,161	9,161,420

		26,855,662	29,037,640
Equity securities (*1):
Stocks		2,416,482	2,113,724
Equity investments		614,566	623,465
Beneficiary certificates		1,427,387	2,118,743
Others		103,917	72,499

		4,562,352	4,928,431

		31,418,014	33,966,071

Held-to-maturity financial assets:
Debt securities:
Government bonds		7,794,704	9,528,795
Financial institutions bonds		1,573,869	1,263,688
Corporate bonds		4,004,811	5,399,577

		13,373,384	16,192,060

	~~W~~	44,791,398	50,158,131

(*1)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~110,425 million and ~~W~~123,670 million as of December 31, 2014 and 2015, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
Gain on disposal of available-for-sale financial assets	~~W~~	773,032	721,736	827,968
Loss on disposal of available-for-sale financial assets		(72,423)	(40,805)	(55,494)

	~~W~~	700,609	680,931	772,474

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Property and equipment, net

(a)	Property and equipment as of December 31, 2014 and 2015 are as follows:

	2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	~~W~~	1,789,410	—	—	1,789,410
Buildings		1,115,070	(162,346)	—	952,724
Other		2,012,103	(1,606,982)	—	405,121

	~~W~~	4,916,583	(1,769,328)	—	3,147,255

	2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	~~W~~	1,780,970	—	—	1,780,970
Buildings		1,114,844	(190,543)	—	924,301
Other		1,924,400	(1,591,194)	—	333,206

	~~W~~	4,820,214	(1,781,737)	—	3,038,477

(b)	Changes in property and equipment for the years ended December 31, 2014 and 2015 are as follows:

	2014
	Land		Buildings	Other	Total
Beginning balance	~~W~~	1,798,444	975,554	440,305	3,214,303
Acquisitions (*1)		590	28,061	156,625	185,276
Disposals		(101)	(2,656)	(24,260)	(27,017)
Depreciation		—	(35,060)	(165,751)	(200,811)
Amounts transferred to investment property		(12,432)	(14,319)	—	(26,751)
Amounts transferred from assets held for sale (*2)		2,891	305	—	3,196
Others		—	—	378	378
Effects of foreign currency movements		18	839	(2,176)	(1,319)

Ending balance	~~W~~	1,789,410	952,724	405,121	3,147,255

(*1)	~~W~~4,054 million of buildings increased by transfers from construction-in-progress.
(*2)	Comprise land and buildings, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Property and equipment, net (continued)

	2015
	Land		Buildings	Other	Total
Beginning balance	~~W~~	1,789,410	952,724	405,121	3,147,255
Acquisitions (*1)		5,631	26,266	138,453	170,350
Disposals		(934)	(1,016)	(6,077)	(8,027)
Depreciation		—	(35,910)	(158,018)	(193,928)
Amounts transferred from (to) investment property		2,526	596	—	3,122
Effects of foreign currency movements		(15,663)	(18,359)	(46,273)	(80,295)

Ending balance	~~W~~	1,780,970	924,301	333,206	3,038,477

(*1)	~~W~~3,255 million of buildings increased by transfers from construction-in-progress.

(c)	Insured assets as of December 31, 2015 are as follows:

Type of insurance	Assets insured	Amount covered		Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent (Including ATM)	~~W~~	22,700	Samsung Fire & Marine Insurance Co., Ltd. and 9 other entities
Package insurance	General asset risk		1,244,704	Samsung Fire & Marine Insurance Co., Ltd. and 5 other entities
Fire insurance	Furniture and fixtures		18,524	Hyundai Marine & Fire Insurance Co., Ltd. and 2 other entities
Directors’ and officers’ insurance	Directors’ and officers’ liabilities		50,000	MERITZ Fire & Marine Insurance Co., Ltd.
Employee accident insurance	Employees		17,700	Dongbu Fire & Marine Insurance Co., Ltd.
Others	Cash, Securities, Fidelity guarantee, and liability insurance		82,380	Seoul Guarantee Insurance Co., Ltd. And Dongbu Fire & Marine Insurance Co., Ltd.

		~~W~~	1,436,008

15.	Intangible assets, net

(a)	Intangible assets as of December 31, 2014 and 2015 are as follows:

	2014		2015
Goodwill	~~W~~	3,824,646	3,881,345
Software		70,708	93,914
Development cost		61,665	66,843
Other		195,824	232,794

	~~W~~	4,152,843	4,274,896

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Intangible assets, net (continued)

(b)	Changes in intangible assets for the years ended December 31, 2014 and 2015 are as follows:

	2014
	Goodwill		Software	Development cost	Other	Total
Beginning balance	~~W~~	3,835,141	74,622	87,168	229,447	4,226,378
Acquisitions		—	23,099	9,404	29,717	62,220
Disposals		—	—	—	(10,960)	(10,960)
Impairment (*1)		(10,493)	—	—	(1,965)	(12,458)
Amortization (*2)		—	(27,480)	(34,784)	(49,891)	(112,155)
Effects of foreign currency movements		(2)	467	29	(531)	(37)
Others		—	—	(152)	7	(145)

Ending balance	~~W~~	3,824,646	70,708	61,665	195,824	4,152,843

	2015
	Goodwill		Software	Development cost	Other	Total
Beginning balance	~~W~~	3,824,646	70,708	61,665	195,824	4,152,843
Acquisitions		—	59,727	37,022	95,041	191,790
Business combination		59,106	127	1,517	42	60,792
Disposals		—	(1)	—	(8,640)	(8,641)
Impairment (*1)		—	—	—	(2,143)	(2,143)
Amortization (*2)		—	(34,851)	(32,773)	(46,990)	(114,614)
Effects of foreign currency movements		(2,407)	(1,796)	(588)	(340)	(5,131)

Ending balance	~~W~~	3,881,345	93,914	66,843	232,794	4,274,896

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful lives by comparing recoverable amounts with carrying amounts.
(*2)	The Group recognized amortization of intangible asset in general and administrative expenses and net other operating expense.

(c)	Goodwill

i) Goodwill allocated in the Group’s CGUs as of December 31, 2014 and 2015

	2014		2015
Banking (*)	~~W~~	824,526	879,564
Credit card		2,685,389	2,688,238
Securities		—	1,218
Life insurance		275,370	275,371
Others		39,361	36,954

	~~W~~	3,824,646	3,881,345

(*)

Due to structural changes in the Group’s Banking segments and relevant changes in reporting structure submitted to the Group CODM, the Group determined to re-define its four pre-existing operating segments (Retail Banking, Corporate Banking, International Banking, and

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Intangible assets, net (continued)

Other Banking) within the Banking segments as one single Banking segment, and also determined to re-define the group of CGUs at Shinhan Bank as one single group of CGUs for the purpose of goodwill impairment testing. As such, goodwill impairment test was performed based on the level of re-defined group of CGUs as of December 31, 2015.

ii) Changes in goodwill for the years ended December 31, 2014 and 2015

	2014		2015
Beginning balance	~~W~~	3,835,141	3,824,646
Acquisitions through business combinations		—	59,106
Disposal		—	(2,407)
Impairment loss(*)		(10,493)	—
Other		(2)	—

Ending balance	~~W~~	3,824,646	3,881,345

(*)	The impairment loss during the year ended December 31, 2014 was recognized in ‘Banking CGU’.

iii) Goodwill impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

•	Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

•	Projection period

When evaluating the value in use, 5.5 year of cash flow estimates – July 31, 2015 through December 31, 2020 – was used in projection and the value thereafter was reflected as terminal value. In case of Shinhan Life Insurance, only the 30 years of future cash flows were applied since the present value of the future cash flows thereafter is not significant.

•	Discount rates and terminal growth rates

The required rates of return expected by shareholders were applied to the discount rates by calculating the cost of capital which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). Expected terminal growth rate is on the basis of inflation rates.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking	9.82%	2.16%
Credit card	8.39%	2.16%
Securities	14.12%	0.00%
Life insurance	10.00%	0.00%
Others	9.82%	2.16%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Intangible assets, net (continued)

iv) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2015	2016	2017	2018	2019 and thereafter
CPI growth	0.5%	0.7%	2.2%	2.4%	2.7%
Real retail sales growth	0.9%	4.4%	4.0%	3.4%	2.3%
Real GDP growth	2.3%	3.5%	3.6%	3.3%	3.2%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Rate of return on investment	4.22%
Risk-based capital ratio	250.93%

The values for the CPI growth rate, real retail sales growth rate, real GDP growth rate, rate of return on investment and risk-based capital ratio are based on a combination of internal and external analysis.

v) Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated

	Amount
Total recoverable amount	~~W~~	38,664,548
Total carrying value		35,103,579

	~~W~~	3,560,969

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates

(a)	Investments in associates as of December 31, 2014 and 2015 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2014	2015
BNP Paribas Cardif Life Insurance (*1),(*3),(*9)	Korea	September 30	14.99	14.99
Aju Capital Co., Ltd. (*1),(*2),(*9)	”	”	12.85	12.85
UAMCO., Ltd. (*2),(*9)	”	December 31	17.50	17.50
Pohang TechnoPark 2PFV (*2)	”	”	14.90	14.90
Daewontos Co., Ltd. (*1),(*6)	”	September 30	36.33	36.33
Inhee Co., Ltd. (*1),(*2),(*6)	”	”	15.36	15.36
DAEGY Electrical Construction Co., Ltd. (*1)(*6)	”	”	27.45	27.45
Kukdong Engineering & Construction Co., LTD. (*1)(*2)(*6)	”	”	14.30	14.30
YEONWOONG SYSTEM (*1)(*6)	”	”	—	21.77
DOODOO LOGITECH (*1)(*6)	”	”	—	27.96
Neoplux Technology Valuation Investment Fund (*1)	”	”	—	33.33
EQP Global Energy Infrastructure Private Equity Fund (*1)	”	”	—	22.64
JAEYOUNG SOLUTEC CO., LTD. (*1)(*8)	”	”	—	11.90
Partners 4th Growth Investment Fund (*7)	”	October 31	—	25.00
PSA 1st Fintech Private Equity Fund (*7)	”	December 31	—	20.00
SHC-IMM New Growth Fund (*5)	”	”	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
Miraeasset 3rd Investment Fund	”	”	50.00	—
STI New Growth Engine Investment Fund	”	”	50.00	50.00
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
TS2013-6 M&A Investment Fund	”	”	25.00	25.00
KDB Daewoo Ruby PEF	”	”	20.00	—
Dream High Fund III (*5)	”	”	54.55	54.55
Haejin Shipping Co., Ltd.	Hong Kong	”	24.00	24.00
SHC-EN Fund	Korea	”	43.48	43.48
SP New Technology Business investment Fund I	”	”	23.26	23.26
Albatross Growth Fund	”	”	36.36	36.36
Asia Pacific No.39 Ship Investment Co., Ltd.	”	”	—	50.00
Midas Dong-A Snowball Venture Fund (*5)	”	”	—	53.33
IBKS-Shinhan Creative Economy New Technology Fund (*4)	”	”	—	5.00
SH Rental Service	”	”	—	20.00
SM New Technology Business Investment Fund I	”	”	—	36.36
AJU-SHC WIN-WIN COMPANY FUND 4	”	”	—	21.98
APC Fund	Cayman Islands	”	25.18	25.18
BNH-CJ Bio Healthcare Fund	Korea	”	25.00	26.67
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	”	”	50.00	50.00
Arkone Asia Access Offshore Feeder Fund Limited	Cayman Islands	”	23.64	—
Shinhan Praxis K-Growth Global Private Equity Fund (*4)	Korea	”	—	18.87
BNPParibas Cardif General Insurance (*1)(*2)	”	September 30	10.00	10.00
SHBNPP Private Korea Equity Long-Short Professional Feeder	”	December 31	—	29.24
Shinhan-Stonebridge Petro PEF (*4)	”	”	1.82	1.82

(*1)	Financial statements as of September 30, 2015 were used for the equity method since the Group could not have the financial statements as of December 31, 2015. Significant trades and events occurred within the period were properly reflected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(*2)	The Group applies the equity method accounting as the Group has a significant influence on the financial and operating policies of the investee through electing investees’ board members and presenting in decision making bodies of the investee.
(*3)	The Group can have a significant influence on the investees through important business transactions.
(*4)	As a managing partner, the Group can have a significant influence over the investees.
(*5)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*6)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.
(*7)	Financial statements at the point of establishment were used for the equity method.
(*8)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the Group has significant influence on the entity’s financial and operating policy decisions.
(*9)	The associates, BNP Paribas Cardif Life Insurance engages in life insurance business, Aju Capital Co., Ltd. provides installment loans and leasing services and UAMCO., Ltd. engages in the business of the establishment of asset-backed securitization vehicles and investments in equity or asset-backed securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2014 and 2015 were as follows:

	2014
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	51,250	(84)	1,216	4,394	—	56,776
Aju Capital Co., Ltd. (*1)		28,223	(1,105)	3,438	(130)	—	30,426
Pohang TechnoPark 2PFV		2,847	—	(870)	—	—	1,977
Daewontos Co., Ltd. (*2)		—	—	—	—	—	—
Shinhan Corporate Restructuring Fund 5th (*3)		—	—	—	—	—	—
PT Clemont Finance Indonesia		5,580	—	(405)	1,568	(6,743)	—
Haejin Shipping Co. Ltd.		1,015	—	(10)	30	—	1,035
APC Fund		22,734	94	10,382	1,929	—	35,139
SHC-IMM New Growth Fund		9,149	—	(201)	—	—	8,948
QCP New Technology Fund 20th		249	—	21	—	—	270
UAMCO., Ltd.		139,271	(35,043)	10,066	(56)	—	114,238
Miraeasset 3rd Investment Fund		5,736	(3,540)	1,916	(90)	—	4,022
Medici 2nd Investment Fund		3,172	(3,838)	666	—	—	—
STI New growth engine Investment Fund		2,509	—	(51)	—	—	2,458
AJU-SHC WIN-WIN Company Fund 3		5,256	(7,211)	1,955	—	—	—
Shinhan K2 Secondary Fund		3,362	(623)	207	60	—	3,006
Aju 4th Investment Fund		1,580	(1,261)	(319)	—	—	—
KDB Daewoo Securities Platinum PEF		6,563	(6,542)	(21)	—	—	—
Shinhan-stonebridge Petro PEF		16,318	(21)	732	—	—	17,029
FAMILY FOOD CO., LTD.		4,671	(4,211)	—	(460)	—	—
TS2013-6 M&A Investment Fund		3,911	(1,952)	543	(921)	—	1,581
Inhee Co., Ltd.		361	—	170	—	—	531
Truston Falcon Asia US Feeder Fund		10,841	(11,222)	279	102	—	—
Innopolis-CJ Bio Healthcare Fund		3,969	—	1,103	—	—	5,072
KDB Daewoo Ruby PEF		—	6,918	786	—	—	7,704
Dream High Fund III		—	3,000	(37)	—	—	2,963
Korea investment gong-pyeong office real estate investment trust 2nd		—	26,540	1,460	—	—	28,000
DAEGY Electrical Construction., LTD		—	—	41	3	—	44
Kukdong Engineering & Construction CO., LTD		—	9,092	(1,990)	56	—	7,158
Arkone Asia Access Offshore Feeder Fund Limited		—	5,141	(493)	365	—	5,013
BNPParibas Cardif General Insurance		—	1,290	5	—	—	1,295
SHC-EN Fund		—	4,000	(8)	—	—	3,992
SP New Technology Business investment Fund I		—	2,000	(1)	—	—	1,999
Albatross Growth Fund		—	1,200	—	—	—	1,200

	~~W~~	328,567	(17,378)	30,580	6,850	(6,743)	341,876

(*1)	The market values of investments are ~~W~~47,624 million as of December 31, 2014 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.
(*3)	The Group has recognized impairment loss on the investments during the year ended December 31, 2013 and the fund was liquidated during the year ended December 31, 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	56,776	—	(3,253)	3,757	—	57,280
Aju Capital Co., Ltd. (*1)		30,426	(1,849)	6,280	(413)	—	34,444
UAMCO., Ltd.		114,238	—	11,632	(48)	—	125,822
Pohang TechnoPark 2PFV		1,977	—	(1)	—	—	1,976
Daewontos Co., Ltd. (*3)		—	—	—	—	—	—
Inhee Co., Ltd.		531	—	(277)	—	—	254
DAEGY Electrical Construction., LTD.		44	—	105	—	—	149
Kukdong Engineering & Construction CO., LTD.		7,158	—	(1,556)	3,422	(9,024)	—
YEONWOONG SYSTEM		—	—	106	—	—	106
DOODOO LOGITECH		—	—	384	—	—	384
Neoplux Technology Valuation Investment Fund		—	2,000	(7)	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund		—	174	(174)	—	—	—
JAEYOUNG SOLUTEC CO., LTD. (*2)		—	6,238	—	—	—	6,238
Partners 4th Growth Investment Fund		—	1,800	—	—	—	1,800
PSA 1st Fintech Private Equity Fund		—	2,000	—	—	—	2,000
BANK METRO EXPRESS		—	(207)	207	—	—	—
SHC-IMM New Growth Fund		8,948	(7,328)	1,555	—	—	3,175
QCP New Technology Fund 20th		270	(121)	(147)	—	—	2
Miraeasset 3rd Investment Fund		4,022	(4,468)	1,154	(708)	—	—
STI New Growth Engine Investment Fund		2,458	—	(28)	333	—	2,763
Shinhan K2 Secondary Fund		3,006	(1,954)	1,147	377	—	2,576
TS2013-6 M&A Investment Fund		1,581	(174)	(213)	922	—	2,116
KDB Daewoo Ruby PEF		7,704	(8,177)	473	—	—	—
Dream High Fund III		2,963	(2,283)	995	(119)	—	1,556
Haejin Shipping Co., Ltd.		1,035	—	107	86	—	1,228
SHC-EN Fund		3,992	—	320	—	—	4,312
SP New Technology Business investment Fund I		1,999	—	(25)	—	—	1,974
Albatross Growth Fund		1,200	—	(14)	2,155	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		—	5,355	332	(602)	—	5,085
Midas Dong-A Snowball Venture Fund		—	1,200	2	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		—	150	(2)	—	—	148
SH Rental Service		—	100	(39)	—	—	61
SM New Technology Business Investment Fund I		—	1,962	(31)	—	—	1,931
AJU-SHC WIN-WIN COMPANY FUND 4		—	2,000	—	—	—	2,000
APC Fund		35,139	(571)	(6,199)	5,346	—	33,715
BNH-CJ Bio Healthcare Fund		5,072	(826)	4,849	—	—	9,095
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,000	(1,895)	1,905	—	—	28,010
Arkone Asia Access Offshore Feeder Fund Limited		5,013	(5,566)	919	(366)	—	—
Shinhan Praxis K-Growth Global Private Equity Fund		—	8,780	(166)	—	—	8,614
BNP Paribas Cardif General Insurance		1,295	728	(277)	(7)	—	1,739
SHBNPP Private Korea Equity Long-Short Professional Feeder		—	27,984	92	—	—	28,076
Shinhan-Stonebridge Petro PEF		17,029	(4)	816	—	—	17,841

	~~W~~	341,876	25,048	20,971	14,135	(9,024)	393,006

(*1)	The market values of investments are ~~W~~47,550 million as of December 31, 2015 based on the quoted market price.
(*2)	The market values of investments are ~~W~~10,409 million as of December 31, 2015 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(c)	Condensed statement of financial position information of associates as of December 31, 2014 and 2015 are as follows:

	2014			2015
Investees	Asset		Liability	Asset	Liability
BNP Paribas Cardif Life Insurance	~~W~~	3,890,674	3,510,712	4,128,588	3,745,119
Aju Capital Co., Ltd.		6,428,736	5,714,874	6,906,603	6,155,236
UAMCO., Ltd.		4,357,490	3,688,589	4,068,354	3,331,647
Pohang TechnoPark 2PFV		14,668	1,401	14,664	1,401
Daewontos Co., Ltd.		6,139	7,344	1,952	3,420
Inhee Co., Ltd.		16,284	12,826	11,237	9,582
DAEGY Electrical Construction Co., Ltd.		1,278	1,119	1,051	508
Kukdong Engineering & Construction Co., LTD.		368,308	337,159	278,497	233,376
YEONWOONG SYSTEM		—	—	1,040	554
DOODOO LOGITECH		—	—	1,418	44
Neoplux Technology Valuation Investment Fund		—	—	6,000	22
EQP Global Energy Infrastructure Private Equity Fund		—	—	2	467
JAEYOUNG SOLUTEC CO., LTD.		—	—	161,439	126,297
Partners 4th Growth Investment Fund		—	—	7,200	—
PSA 1st Fintech Private Equity Fund		—	—	10,000	—
SHC-IMM New Growth Fund		14,190	321	5,156	235
QCP New Technology Fund 20th		572	—	5	—
Miraeasset 3rd Investment Fund		8,215	172	—	—
STI New Growth Engine Investment Fund		4,916	—	5,646	120
Shinhan K2 Secondary Fund		27,998	7	24,332	366
TS2013-6 M&A Investment Fund		6,406	76	8,542	76
KDB Daewoo Ruby PEF		40,525	2,004	—	—
Dream High Fund III		5,432	—	2,854	—
PT Clemont Finance Indonesia		43,972	27,832	—	—
Haejin Shipping Co., Ltd.		4,523	211	5,106	(6)
SHC-EN Fund		9,183	2	9,918	2
SP New Technology Business investment Fund I		8,600	6	8,505	21
Albatross Growth Fund		3,301	—	9,202	15
Asia Pacific No.39 Ship Investment Co., Ltd.		—	—	10,225	54
Midas Dong-A Snowball Venture Fund		—	—	2,255	—
IBKS-Shinhan Creative Economy New Technology Fund		—	—	2,963	—
SH Rental Service		—	—	1,280	977
SM New Technology Business Investment Fund I		—	—	5,314	2
Shinhan 2014-1 New Technology Business Investment Fund		—	—	—	—
AJU-SHC WIN-WIN COMPANY FUND 4		—	—	9,102	—
APC Fund		139,732	197	134,025	138
BNH-CJ Bio Healthcare Fund		20,294	2	34,104	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,022	22	56,022	1
Arkone Asia Access Offshore Feeder Fund Limited		67,403	46,195	—	—
Shinhan Praxis K-Growth Global Private Equity Fund		—	—	46,000	347
BNPParibas Cardif General Insurance		33,341	20,392	31,213	13,817
SHBNPP Private Korea Equity Long-Short Professional Feeder (*)		—	—	98,123	3,384
Shinhan-Stonebridge Petro PEF		935,256	807	979,838	807

	~~W~~	16,513,458	13,372,270	17,087,775	13,628,029

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(d) Condensed statement of comprehensive income information for years ended December 31, 2014 and 2015 were as follows:

	2014
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	483,911	5,852	29,293	35,145
Aju Capital Co., Ltd.		781,957	26,756	(1,016)	25,740
Pohang TechnoPark 2PFV		—	(5,839)	—	(5,839)
Daewontos Co., Ltd.		10,954	(2)	—	(2)
Shinhan Corporate Restructuring Fund 5th		90	82	—	82
PT Clemont Finance Indonesia		1,362	87	—	87
Haejin Shipping Co. Ltd.		74	(41)	—	(41)
APC Fund		13,756	40,426	—	40,426
SHC-IMM New Growth Fund		102	(155)	—	(155)
QCP New Technology Fund 20th		51	45	—	45
UAMCO., Ltd.		548,990	57,519	(319)	57,200
Miraeasset 3rd Investment Fund		4,532	3,832	(182)	3,650
Medici 2nd Investment Fund		3,000	1,218	—	1,218
STI New growth engine Investment Fund		—	(110)	—	(110)
AJU-SHC WIN-WIN Company Fund 3		2,278	2,787	—	2,787
Shinhan K2 Secondary Fund		3,545	1,935	562	2,497
Aju 4th Investment Fund		143	(1,061)	—	(1,061)
KDB Daewoo Securities Platinum PEF		—	(111)	—	(111)
Shinhan-stonebridge Petro PEF		43,454	40,118	—	40,118
TS2013-6 M&A Investment Fund		56	(694)	(3,688)	(4,382)
Inhee Co., Ltd.		5,041	1,105	—	1,105
Innopolis-CJ Bio Healthcare Fund		4,414	4,414	—	4,414
KDB Daewoo Ruby PEF		4,422	3,929	—	3,929
Dream High Fund III		6	(68)	—	(68)
Korea investment gong-pyeong office real estate investment trust 2nd		2,821	2,821	—	2,821
DAEGY Electrical Construction., LTD		286	148	—	148
Kukdong Engineering & Construction CO., LTD		57,654	(13,917)	347	(13,570)
Arkone Asia Access Offshore Feeder Fund Limited		(1,349)	(2,087)	—	(2,087)
BNPParibas Cardif General Insurance		4,021	(8,103)	183	(7,920)
SHC-EN Fund		—	(19)	—	(19)
SP New Technology Business investment Fund I		—	(6)	—	(6)
Albatross Growth Fund		1	1	—	1

	~~W~~	1,975,572	160,862	25,180	186,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2015
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	481,472	(21,533)	25,039	3,506
Aju Capital Co., Ltd.		844,216	48,870	(3,191)	45,679
UAMCO., Ltd.		452,759	66,455	(276)	66,179
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		3,357	(263)	—	(263)
Inhee Co., Ltd.		3,921	(1,803)	—	(1,803)
DAEGY Electrical Construction Co., Ltd.		65	385	—	385
Kukdong Engineering & Construction Co., LTD.		269,079	(10,881)	(3,072)	(13,953)
YEONWOONG SYSTEM		59	12	—	12
DOODOO LOGITECH		65	(42)	—	(42)
Neoplux Technology Valuation Investment Fund		—	(22)	—	(22)
EQP Global Energy Infrastructure Private Equity Fund		—	(767)	—	(767)
JAEYOUNG SOLUTEC CO., LTD.		—	—	—	—
Partners 4th Growth Investment Fund		—	—	—	—
PSA 1st Fintech Private Equity Fund		—	—	—	—
SHC-IMM New Growth Fund		2,899	2,655	—	2,655
QCP New Technology Fund 20th		—	(312)	—	(312)
Miraeasset 3rd Investment Fund		5,753	2,376	(1,417)	959
STI New Growth Engine Investment Fund		—	(58)	667	609
Shinhan K2 Secondary Fund		11,376	10,658	3,510	14,168
TS2013-6 M&A Investment Fund		89	(234)	3,688	3,454
KDB Daewoo Ruby PEF		3,259	2,395	—	2,395
Dream High Fund III		1,945	1,825	(218)	1,607
Haejin Shipping Co., Ltd.		13	445	—	445
SHC-EN Fund		858	735	—	735
SP New Technology Business investment Fund I		—	(110)	—	(110)
Albatross Growth Fund		25	(38)	5,925	5,887
Asia Pacific No.39 Ship Investment Co., Ltd.		1,264	663	—	663
Midas Dong-A Snowball Venture Fund		66	5	—	5
IBKS-Shinhan Creative Economy New Technology Fund		2	(37)	—	(37)
SH Rental Service		297	21	—	21
SM New Technology Business Investment Fund I		19	(85)	—	(85)
Shinhan 2014-1 New Technology Business Investment Fund		—	(91)	(2,039)	(2,130)
AJU-SHC WIN-WIN COMPANY FUND 4		4	1	—	1
APC Fund		—	(24,604)	12,968	(11,636)
BNH-CJ Bio Healthcare Fund		18,531	18,313	—	18,313
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		3,885	3,800	—	3,800
Shinhan Praxis K-Growth Global Private Equity Fund		—	(880)	—	(880)
BNPParibas Cardif General Insurance		10,148	(10,481)	—	(10,481)
SHBNPP Private Korea Equity Long-Short Professional Feeder		24,657	2,967	—	2,967
Shinhan-Stonebridge Petro PEF		48,138	44,797	—	44,797

	~~W~~	2,188,221	135,133	41,584	176,717

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(e)	Reconciliation of the associates’ financial information to the carrying value of the Group’s investments in the associates as of December 31, 2014 and 2015 are as follow:

	2014
Investees	Net assets (a)		Owner- ship (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Cardif Life Insurance	~~W~~	379,962	14.99	56,991	(215)	—	56,776
Aju Capital Co., Ltd. (*1)		668,171	12.85	85,860	—	(55,434)	30,426
Pohang TechnoPark 2PFV		13,268	14.90	1,977	—	—	1,977
Daewontos Co., Ltd. (*3)		(1,205)	36.33	(438)	—	438	—
Haejin Shipping Co. Ltd.		4,312	24.00	1,035	—	—	1,035
APC Fund		139,535	25.18	35,139	—	—	35,139
SHC-IMM New Growth Fund		13,869	64.52	8,948	—	—	8,948
QCP New Technology Fund 20th		572	47.17	270	—	—	270
UAMCO., Ltd. (*2)		652,801	17.50	114,238	—	—	114,238
Miraeasset 3rd Investment Fund		8,043	50.00	4,021	—	—	4,021
STI New growth engine Investment Fund		4,916	50.00	2,458	—	—	2,458
Shinhan K2 Secondary Fund		27,991	10.75	3,006	—	—	3,006
Shinhan-stonebridge Petro PEF		934,449	1.82	17,029	—	—	17,029
TS2013-6 M&A Investment Fund		6,330	25.00	1,581	—	—	1,581
Inhee Co., Ltd.		3,458	15.36	531	—	—	531
Innopolis-CJ Bio Healthcare Fund		20,292	25.00	5,072	—	—	5,072
KDB Daewoo Ruby PEF		38,521	20.00	7,704	—	—	7,704
Dream High Fund III		5,432	54.55	2,963	—	—	2,963
Korea investment gong-pyeong office real estate investment trust 2nd		56,000	50.00	28,000	—	—	28,000
DAEGY Electrical Construction., LTD		159	27.48	44	—	—	44
Kukdong Engineering & Construction CO., LTD (*4)		33,318	14.30	4,763	—	2,395	7,158
Arkone Asia Access Offshore Feeder Fund Limited		21,208	23.64	5,014	—	—	5,014
BNPParibas Cardif General Insurance		12,949	10.00	1,295	—	—	1,295
SHC-EN Fund		9,181	43.48	3,992	—	—	3,992
SP New Technology Business investment Fund I		8,594	23.25	1,999	—	—	1,999
Albatross Growth Fund		3,301	36.36	1,200	—	—	1,200

	~~W~~	3,065,427		394,692	(215)	(52,601)	341,876

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method loss for year ended December 31, 2014 and the cumulative unrecognized equity method loss as of December 31, 2014 are ~~W~~1 million and ~~W~~438 million, respectively.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	383,468	14.99	57,520	(240)	—	57,280
Aju Capital Co., Ltd. (*1)		700,147	12.85	89,969	—	(55,525)	34,444
UAMCO., Ltd. (*2)		718,983	17.50	125,822	—	—	125,822
Pohang TechnoPark 2PFV		13,264	14.90	1,976	—	—	1,976
Daewontos Co., Ltd. (*3)		(1,469)	36.33	(534)	—	534	—
Inhee Co., Ltd.		1,655	15.36	254	—	—	254
DAEGY Electrical Construction Co., Ltd.		544	27.45	149	—	—	149
Kukdong Engineering & Construction Co., LTD. (*4)		46,376	14.30	6,630	—	(6,630)	—
YEONWOONG SYSTEM		486	21.77	106	—	—	106
DOODOO LOGITECH		1,374	27.96	384	—	—	384
Neoplux Technology Valuation Investment Fund		5,978	33.33	1,993	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund (*5)		(464)	22.64	(105)	—	105	—
JAEYOUNG SOLUTEC CO., LTD. (*6)		34,193	11.90	4,069	—	2,169	6,238
Partners 4th Growth Investment Fund		7,200	25.00	1,800	—	—	1,800
PSA 1st Fintech Private Equity Fund		10,000	20.00	2,000	—	—	2,000
SHC-IMM New Growth Fund		4,921	64.52	3,175	—	—	3,175
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI New Growth Engine Investment Fund		5,526	50.00	2,763	—	—	2,763
Shinhan K2 Secondary Fund		23,966	10.75	2,576	—	—	2,576
TS2013-6 M&A Investment Fund		8,466	25.00	2,116	—	—	2,116
Dream High Fund III		2,854	54.55	1,556	—	—	1,556
Haejin Shipping Co., Ltd.		5,112	24.00	1,228	—	—	1,228
SHC-EN Fund		9,916	43.48	4,312	—	—	4,312
SP New Technology Business investment Fund I		8,484	23.26	1,974	—	—	1,974
Albatross Growth Fund		9,187	36.36	3,341	—	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		10,171	50.00	5,085	—	—	5,085
Midas Dong-A Snowball Venture Fund		2,255	53.33	1,202	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		2,963	5.00	148	—	—	148
SH Rental Service		303	20.00	61	—	—	61
SM New Technology Business Investment Fund I		5,312	36.36	1,931	—	—	1,931
AJU-SHC WIN-WIN COMPANY FUND 4		9,100	21.98	2,000	—	—	2,000
APC Fund		133,887	25.18	33,715	—	—	33,715
BNH-CJ Bio Healthcare Fund		34,104	26.67	9,095	—	—	9,095
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,021	50.00	28,010	—	—	28,010
Shinhan Praxis K-Growth Global Private Equity Fund		45,653	18.87	8,614	—	—	8,614
BNPParibas Cardif General Insurance		17,396	10.00	1,739	—	—	1,739
SHBNPP Private Korea Equity Long- Short Professional Feeder		94,739	29.24	28,076	—	—	28,076
Shinhan-Stonebridge Petro PEF		979,031	1.82	17,841	—	—	17,841

	~~W~~	3,391,107		452,593	(240)	(59,347)	393,006

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method losses for the year ended December 31, 2015 and the cumulative unrecognized equity method losses as of December 31, 2015 are ~~W~~96 million and ~~W~~534 million, respectively.
(*4)	Other adjustments represent an impairment loss, ~~W~~9,024 million and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date, ~~W~~2,394 million.
(*5)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method losses for the year ended December 31, 2015 and the cumulative unrecognized equity method losses as of December 31, 2015 are ~~W~~105 million and ~~W~~105 million, respectively.
(*6)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

17.	Investment properties, net

(a)	Investment properties as of December 31, 2014 and 2015 are as follows:

	2014		2015
Acquisition cost	~~W~~	317,775	266,893
Accumulated depreciation		(50,246)	(58,176)

Book value	~~W~~	267,529	208,717

(b)	Changes in investment properties for the years ended December 31, 2014 and 2015 are as follows:

	2014		2015
Beginning balance	~~W~~	690,257	267,529
Acquisitions		1,037	10,336
Disposals		(438,566)	(53,347)
Depreciation		(13,795)	(13,117)
Amounts transferred from (to) property and equipment		26,751	(3,122)
Amounts transferred from (to) assets held for sale (*)		1,841	—
Foreign currency adjustment		4	438

Ending balance	~~W~~	267,529	208,717

(*)	Comprise land and buildings, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013		2014	2015
Rental income	~~W~~	53,024	60,684	30,876
Direct operating expenses for investment properties that generated rental income		19,284	14,902	9,434

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

17.	Investment properties, net (continued)

(d)	The fair value of investment property as of December 31, 2014 and 2015 is as follows:

	2014		2015
Land and buildings (*)	~~W~~	1,016,009	1,016,736

(*)	Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

18.	Other assets, net

Other assets as of December 31, 2014 and 2015 are as follows:

	2014		2015
Accounts receivable	~~W~~	5,468,811	7,034,582
Domestic exchange settlement debit		2,127,545	2,391,014
Guarantee deposits		1,307,700	1,214,199
Present value discount		(62,993)	(47,326)
Accrued income		1,291,305	1,250,507
Prepaid expense		127,913	132,153
Suspense payments		74,304	54,865
Sundry assets		153,040	55,369
Separate account assets		2,356,530	2,473,528
Advance payments		288,107	325,933
Unamortized deferred acquisition cost		1,060,325	1,042,788
Other		104,717	85,321
Allowances for impairment		(94,677)	(67,006)

	~~W~~	14,202,627	15,945,927

19.	Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2014 and 2015 are as follows:

	2014
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	~~W~~	736,050	114,368	621,682	—
1 ~ 5 years		1,270,400	71,644	1,198,756	—
Later than 5 years		24,449	552	23,897	—

	~~W~~	2,030,899	186,564	1,844,335	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

19.	Leases (continued)

	2015
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	~~W~~	774,939	127,756	647,183	—
1 ~ 5 years		1,294,374	79,795	1,214,579	—
Later than 5 years		13,728	28	13,700	—

	~~W~~	2,083,041	207,579	1,875,462	—

(b)	The scheduled maturities of minimum lease payments of the Group as lessor as of December 31, 2014 and 2015 are as follows:

Operating leases

	Minimum lease payment
	2014		2015
Not later than 1 year	~~W~~	8,496	13,066
1 ~ 5 years		17,239	12,201

	~~W~~	25,735	25,267

(c)	Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2014 and 2015 are as follows:

	Minimum lease payment
	2014		2015
Not later than 1 year	~~W~~	128,296	199,139
1 ~ 5 years		174,293	232,718
Later than 5 years		5,310	3,873

	~~W~~	307,899	435,730

20.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2014 and 2015 are as follows:

	2014		2015
Loans	~~W~~	132,373	364,971
Securities
Trading assets		10,320,812	6,969,235
Financial assets designated at fair value through profit or loss		636,399	211,411
Available-for-sale financial assets		2,006,430	1,615,430
Held-to-maturity financial assets		5,219,661	6,061,673

		18,183,302	14,857,749

Deposits		456,432	779,549
Real estate		11,691	10,330
Other assets		137,707	116,359

	~~W~~	18,921,505	16,128,958

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Pledged assets (continued)

(*)	The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2014 and 2015 are ~~W~~8,323,372 million and ~~W~~7,545,051 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2014 and 2015 are as follows:

	2014
	Collateral held		Collateral sold or repledged
Securities	~~W~~	10,203,339	—
Others		58,600	—

	2015
	Collateral held		Collateral sold or repledged
Securities	~~W~~	12,104,793	—
Others		270,100	—

21.	Deposits

Deposits as of December 31, 2014 and 2015 are as follows:

	2014		2015
Demand deposits	~~W~~	68,949,585	83,639,042
Time deposits		116,521,457	122,918,419
Negotiable certificates of deposits		2,179,573	4,579,112
Note discount deposits		3,241,082	3,018,551
CMA (*)		1,682,610	2,280,816
Others		1,135,431	1,240,488

	~~W~~	193,709,738	217,676,428

(*)	CMA: Cash management account deposits

22.	Trading liabilities

Trading liabilities as of December 31, 2014 and 2015 are as follows:

	2014		2015
Securities sold:
Equity	~~W~~	592,667	631,514
Debt		1,453,931	977,545
Others		213,200	72,726

		2,259,798	1,681,785
Gold deposits		428,936	453,605

	~~W~~	2,688,734	2,135,390

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2014 and 2015 are as follows:

	2014		2015	Reason for designation
Deposits	~~W~~	6,139	13,509	Combined instrument
Equity-linked securities sold		6,671,481	6,721,344	Combined instrument
Derivatives-combined securities sold		2,318,144	2,094,947	Combined instrument
Securities sold		417	86,532	Evaluation and management on a fair value basis

	~~W~~	8,996,181	8,916,332

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

24.	Borrowings

(a)	Borrowings as of December 31, 2014 and 2015 are as follows:

	2014
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	0.50~1.00	~~W~~	1,401,054
Others	0.00~5.05		5,118,274

			6,519,328

Borrowings in foreign currency
Overdraft due to banks	0.55~0.67		337,197
Borrowings from banks	0.28~8.85		2,783,837
Others	0.25~0.79		2,869,681

			5,990,715

Call money	0.10~9.00		2,649,036
Bills sold	1.40~2.50		31,059
Bonds sold under repurchase agreements	0.50~5.82		7,707,954
Due to Bank of Korea in foreign currency	0.10		77,180
Bond issuance costs			(1,505)

		~~W~~	22,973,767

	2015
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	0.50~0.75	~~W~~	2,001,467
Others	0.00~4.35		5,760,512

			7,761,979

Borrowings in foreign currency
Overdraft due to banks	0.00~0.76		180,640
Borrowings from banks	0.10~7.95		4,342,989
Others	0.47~1.18		2,088,665

			6,612,294

Call money	0.32~7.00		643,414
Bills sold	0.75~2.00		24,803
Bonds sold under repurchase agreements	0.69~3.49		6,621,251
Due to Bank of Korea in foreign currency	0.10		71,809
Bond issuance costs			(1,685)

		~~W~~	21,733,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

25.	Debt securities issued

Debt securities issued as of December 31, 2014 and 2015 are as follows:

	2014
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.91	~~W~~	27,567,890
Subordinated debt securities issued	3.41~5.10		3,321,239
Loss on fair value hedges			34,277
Bond issuance cost			(56,050)

			30,867,356

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.50		6,443,377
Loss on fair value hedges			46,850
Bond issuance cost			(22,971)

			6,467,256

		~~W~~	37,334,612

	2015
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	31,019,830
Subordinated debt securities issued	2.72~5.10		3,940,808
Loss on fair value hedges			(52,579)
Bond issuance cost			(55,288)

			34,852,771

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.38		6,361,471
Loss on fair value hedges			25,983
Bond issuance cost			(18,941)

			6,368,513

		~~W~~	41,221,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2014 and 2015 are as follows:

	2014		2015
Present value of defined benefit obligations	~~W~~	1,346,881	1,567,898
Fair value of plan assets		(1,037,424)	(1,341,768)

Recognized liabilities for defined benefit obligations	~~W~~	309,457	226,130

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2014 and 2015 were as follows:

	2014
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,037,143	(919,488)	117,655
Included in profit or loss
Current service cost		138,370	—	138,370
Past service cost		(12,527)	—	(12,527)
Interest expense (income)		48,677	(44,695)	3,982

		174,520	(44,695)	129,825

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from:
Demographic assumptions		(550)	—	(550)
Financial assumptions		186,210	—	186,210
Experience adjustment		(3,214)	—	(3,214)
- Return on plan assets excluding interest income		—	20,953	20,953

		182,446	20,953	203,399

Other:
Benefits paid by the plan		(52,490)	42,644	(9,846)
Contributions paid into the plan		—	(136,838)	(136,838)
Succession from associates		5,199	—	5,199
Effect of movements in exchange rates		63	—	63

		(47,228)	(94,194)	(141,422)

Ending balance	~~W~~	1,346,881	(1,037,424)	309,457

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Employee benefits (continued)

	2015
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,346,881	(1,037,424)	309,457
Included in profit or loss
Current service cost		161,539	—	161,539
Past service cost		—	—	—
Interest expense (income)		50,950	(41,121)	9,829

		212,489	(41,121)	171,368

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from:
Demographic assumptions		(21,329)	—	(21,329)
Financial assumptions		142,484	35	142,519
Experience adjustment		(30,428)	—	(30,428)
- Return on plan assets excluding interest income		—	18,361	18,361

		90,727	18,396	109,123

Other :
Benefits paid by the plan		(71,964)	53,465	(18,499)
Contributions paid into the plan		—	(335,461)	(335,461)
Succession from associates		5,071	—	5,071
Change in subsidiaries		(15,403)	377	(15,026)
Effect of movements in exchange rates		97	—	97

		(82,199)	(281,619)	(363,818)

Ending balance	~~W~~	1,567,898	(1,341,768)	226,130

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(c)	The composition of plan assets as of December 31, 2014 and 2015 are as follows:

	2014		2015
Plan assets comprise:
Equity securities	~~W~~	52,872	92,316
Debt securities		747	15,823
Due from banks		982,841	1,184,300
Other		964	49,329

	~~W~~	1,037,424	1,341,768

(d)	Actuarial assumptions as of December 31, 2014 and 2015 are as follows:

	2014	2015	Description
Discount rate	3.04%~4.02%	2.77%~3.53%	AA corporate bond yields
Future salary increase rate	2.54%~4.45% + Upgrade rate	2.68%~4.13% + Upgrade rate	Average for 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Employee benefits (continued)

(e)	Sensitivity analysis

Reasonably possible changes as of December 31, 2015 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	1,402,761	1,760,221
Future salary increase rate (1%p movement)		1,759,114	1,400,558

27.	Provisions

(a)	Provisions as of December 31, 2014 and 2015 are as follows:

	2014		2015
Asset retirement obligations	~~W~~	44,181	48,434
Expected loss related to litigation		33,377	25,945
Unused credit commitments		402,877	434,941
Bonus card points program		33,113	27,649
Financial guarantee contracts issued		107,209	81,374
Others		73,408	80,445

	~~W~~	694,165	698,788

(b)	Changes in provisions for the years ended December 31, 2014 and 2015 were as follows:

	2014
	Asset retirement		Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	~~W~~	41,730	106,202	411,171	29,104	92,980	69,096	750,283
Provision (reversal)		408	(23,458)	(9,592)	42,095	10,365	29,439	49,257
Provision used		(2,576)	(49,807)	—	(48,928)	—	(25,900)	(127,211)
Foreign exchange translation		—	440	1,298	—	11,603	773	14,114
Others (*1)		4,619	—	—	10,842	(7,739)	—	7,722

Ending balance	~~W~~	44,181	33,377	402,877	33,113	107,209	73,408	694,165

	2015
	Asset retirement		Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	~~W~~	44,181	33,377	402,877	33,113	107,209	73,408	694,165
Provision (reversal)		1,671	(4,474)	31,476	43,975	(32,700)	24,149	64,097
Provision used		(1,215)	(3,686)	—	(49,439)	—	(16,625)	(70,965)
Foreign exchange translation		—	728	588	—	2,552	270	4,138
Others (*1)		3,797	—	—	—	4,313	(757)	7,353

Ending balance	~~W~~	48,434	25,945	434,941	27,649	81,374	80,445	698,788

(*1)	Others include the effects of decrease in discount and changes in discount rate.
(*2)	Provisions for card point were classified as fees and commission expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Provisions (continued)

(c)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d)	Allowance for guarantees and acceptances as of December 31, 2014 and 2015 are as follows:

	2014		2015
Guarantees and acceptances outstanding	~~W~~	10,796,896	10,110,330
Contingent guarantees and acceptances		4,335,333	3,036,301
ABS and ABCP purchase commitments		2,143,308	2,668,370
Endorsed bill		51,043	29,549

	~~W~~	17,326,580	15,844,550

Allowance for loss on guarantees and acceptances	~~W~~	107,209	81,374
Ratio	%	0.62	0.51

28.	Liability under insurance contracts

(a)	Insurance risk

Insurance risk, arising out of underwriting of insurance contract and benefit payment, means a risk in which the amount from an unexpected loss is larger than the premium amount. Insurance risk management aims to minimize risk, of benefit to be paid in excess of what was initially assumed at the time of pricing due to occurrence of an unusual occasion or change of economic environment.

The insurance products that the Group provides are life insurance products and can be categorized as individual insurance and group insurance with regard to the insured person. In group insurance contacts the insured person is an employee or member of an entity and the policy holder is either the entity or a representative of the entity. The group insurances comprise savings insurances and protection type insurances. The protection type insurance means an insurance in which the aggregate of the insurance proceeds payable upon survival under the base age condition, cases where a male at the full age of 40 purchases an insurance policy, shall not exceed insurance premiums already paid. The savings insurance means an insurance, other than a protection type insurance product, in which the aggregate of insurance proceeds payable upon survival may exceed insurance premiums already paid. Individual insurances comprise death insurances (in which the insurance event is death), pure endowment insurances (in which the insurance event is survival) and endowment insurances (in which the insurance event is both survival and death).

(b)	Insurance risk management

Insurance risk management comprises acceptance and administration of insurance contracts, calculation and adjustment of premium rate, review and payment of claims, reinsurance and closing accounts. Each insurance component is managed by a department operating for the risk component.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

The Risk Management Team and other related departments conduct preemptive risk management when they develop or revise an insurance product. Insurance risk is continuously improved through regularly reviewing experience rate analysis, insurance risk measurement, underwriting and claims inspection process after product selling.

i)	Underwriting

The Group reviews and improves the medical underwriting guideline based on the changes of medical environment. The Group reassesses and reinforces underwriting standards through profit and loss analysis over insurance contracts. Consultants are updated with the latest underwriting standards. The Group distributes underwriting manual for consultants to prevent mis-selling. Risk Management Supporting enhances the accuracy of the risk assessment over a subscribed insurance contract. It provides various risk information that are consistent and underwriting that is reasonable.

ii)	Risk management through reinsurance

The Group cedes an insurance contract to reinsurer if risks of the contract need to be transferred or diversified to ensure claims payment ability and to maintain financial sustainability of the Group. To achieve the objectives of reinsurance activity, the Group runs reinsurance business efficiently by profit-loss analysis, cedes insurance contracts to reliable reinsurer and observes relevant regulations through the internal control system.

iii)	Developing insurance product

When an insurance product is developed or revised, the Group prices insurance premium based on the analysis of expected and actual insurance risk difference and sensitivity to the risk factors. The Group also reviews the appropriateness of the premium and the profitability of the products through the historical loss experience analysis. The Group reviews compliance of risk management policy and appropriateness of expected profit-loss based on experience rate as a part of post selling risk management for a high risk product. Policy and underwriting standard of the product would be revised in line with the result of the review to improve insurance risk.

iv)	Assessment of claims requests and payment

A standard process for accepting requests and claims payment is enacted to regulate the assessment process of claims requests. The Group pays reasonable benefit using insurance risk management system score, assessment process by types of claims and historical insurance loss experience analysis. The Group monitors deficiency of insurance policy through claim assessment process, and based on that, modifies insurance policies and contracts. The claims payment process is continuously improved reflecting the result of insurance event inspection process monitoring, internal audit and customer complaints etc.

(c)	Insurance liabilities as of December 31, 2014 and 2015 are as follows:

	2014		2015
Policy reserve	~~W~~	17,763,576	20,041,489
Policyholder’s equity adjustment		12,704	16,795

	~~W~~	17,776,280	20,058,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

(d)	Policy reserve as of December 31, 2014 and 2015 are as follows:

	2014		2015
Interest rate linked	~~W~~	11,832,073	13,541,770
Fixed interest rate		5,931,503	6,499,719

	~~W~~	17,763,576	20,041,489

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

(e)	The details of policy reserves as of December 31, 2014 and 2015 are as follows:

	2014
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	3,657,740	7,338,766	5,793,465	16,789,971	36,939	286	37,225	16,827,196
Guarantee reserve		10,601	20,965	179	31,745	—	—	—	31,745
Unearned premium reserve		3	544	—	547	1,228	—	1,228	1,775
Reserve for outstanding claims		62,489	629,976	143,756	836,221	29,929	—	29,929	866,150
Interest rate difference guarantee reserve		2,214	176	16	2,406	—	—	—	2,406
Mortality gains reserve		7,072	5,639	294	13,005	6	—	6	13,011
Interest gains reserve		15,101	276	25	15,402	—	—	—	15,402
Long term duration dividend reserve		65	11	2	78	—	—	—	78
Reserve for policyholder’s profit dividend		3,666	—	—	3,666	—	—	—	3,666
Reserve for losses on dividend insurance contract		2,147	—	—	2,147	—	—	—	2,147

	~~W~~	3,761,098	7,996,353	5,937,737	17,695,188	68,102	286	68,388	17,763,576

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

	2015
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	4,228,561	8,346,382	6,439,851	19,014,794	37,088	294	37,382	19,052,176
Guarantee reserve		11,212	30,927	167	42,306	—	—	—	42,306
Unearned premium reserve		3	454	—	457	531	—	531	988
Reserve for outstanding claims		65,059	666,320	149,891	881,270	28,644	—	28,644	909,914
Interest rate difference guarantee reserve		2,046	168	14	2,228	—	—	—	2,228
Mortality gains reserve		6,658	5,372	243	12,273	4	—	4	12,277
Interest gains reserve		16,340	271	22	16,633	—	—	—	16,633
Long term duration dividend reserve		60	10	2	72	—	—	—	72
Reserve for policyholder’s profit dividend		2,898	—	—	2,898	—	—	—	2,898
Reserve for losses on dividend insurance contract		1,997	—	—	1,997	—	—	—	1,997

	~~W~~	4,334,834	9,049,904	6,590,190	19,974,928	66,267	294	66,561	20,041,489

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

(f)	Reinsurance credit risk as of December 31, 2014 and 2015 are as follows:

	2014
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	~~W~~	270	661
A- to A+		750	1,114

	~~W~~	1,020	1,775

	2015
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	~~W~~	852	1,630
A- to A+		533	749

	~~W~~	1,385	2,379

(g)	Income or expenses on insurance for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Insurance income
Premium income	~~W~~	4,210,818	4,199,227	4,421,381
Reinsurance income		4,301	3,595	4,239
Separate account income		14,894	18,298	22,208

		4,230,013	4,221,120	4,447,828
Insurance expenses
Claims paid		(1,679,865)	(1,890,213)	(1,946,669)
Reinsurance premium expenses		(4,115)	(4,485)	(5,306)
Provision for policy reserves		(2,246,076)	(2,100,459)	(2,277,549)
Separate account expenses		(14,894)	(18,298)	(22,207)
Discount charge		(1,640)	(394)	(458)
Acquisition costs		(566,456)	(514,997)	(596,124)
Collection expenses		(12,538)	(13,251)	(14,139)
Deferred acquisition costs		431,058	370,925	418,975
Amortization of deferred acquisition costs		(518,265)	(463,148)	(436,512)

		(4,612,791)	(4,634,320)	(4,879,989)

Net loss on insurance	~~W~~	(382,778)	(413,200)	(432,161)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

(h)	Maturity of premium reserve as of December 31, 2014 and 2015 are as follows:

	2014
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	21,789	41,189	430,313	493,853	1,149,626	3,225,055	5,361,825
Interest rate linked		83,211	92,768	1,062,364	839,953	978,613	8,408,462	11,465,371

Ending balance	~~W~~	105,000	133,957	1,492,677	1,333,806	2,128,239	11,633,517	16,827,196

	2015
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	14,258	89,356	458,102	598,282	1,157,664	3,590,347	5,908,009
Interest rate linked		44,685	75,385	1,550,233	572,951	1,123,881	9,777,032	13,144,167

Ending balance	~~W~~	58,943	164,741	2,008,335	1,171,233	2,281,545	13,367,379	19,052,176

(i)	Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2014 and 2015. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2014	2015	Measurement basis
Discount rate	3.41% ~ 21.03%	2.55% ~ 6.88%	Future rate of return on invested asset based on the rate scenario suggested by FSS

Mortality rate	5% ~ 310%	7% ~ 202%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years

Operating expense rate	Acquisition cost - The first time : 90% ~ 818% - From the second time : 0% ~ 258% Maintenance expense (each case): 1,325won ~ 6,634won Collection expenses (on gross premium): 0won ~431won	Acquisition cost - The first time : 90% ~ 818% - From the second time : 0% ~ 258% Maintenance expense (each case): 1,325won ~ 4,500won Collection expenses (on gross premium): 137won ~454won	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year

Surrender ratio	0% ~ 62.7%	1.17% ~ 63.16%	Surrender ratio by classes of sales channel, product and transition period of last 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

The result of liability adequacy test as of December 31, 2014 and 2015 are as follows:

	2014
	Provisions for test		LAT base	Premium loss (surplus)(*)
Participating
Fixed interest	~~W~~	592,415	1,150,996	558,581
Variable interest		696,080	726,853	30,773

		1,288,495	1,877,849	589,354

Non-Participating
Fixed interest		4,451,910	3,991,966	(459,944)
Variable interest		12,369,639	10,620,204	(1,749,435)

		16,821,549	14,612,170	(2,209,379)

Option and guarantee		31,747	98,400	66,653

	~~W~~	18,141,791	16,588,419	(1,553,372)

	2015
	Provisions for test		LAT base	Premium loss (surplus)
Participating
Fixed interest	~~W~~	601,588	1,468,506	866,918
Variable interest		745,094	808,354	63,260

		1,346,682	2,276,860	930,178

Non-Participating
Fixed interest		5,017,317	4,389,627	(627,690)
Variable interest		11,615,842	9,600,136	(2,015,706)

		16,633,159	13,989,763	(2,643,396)

Option and guarantee		42,306	122,042	79,736

	~~W~~	18,022,147	16,388,665	(1,633,482)

(*)	To the extent the premiums are deficient to cover expected future losses at the entity level, an additional reserve is recorded for the premium deficiency.

Sensitivity analysis as of December 31, 2014 and 2015 are as follows:

	LAT fluctuation
	2014		2015
Discount rate increased by 0.5%	~~W~~	(1,028,258)	(901,208)
Discount rate decreased by 0.5%		1,202,286	1,343,624
Operating expense increased by 10%		241,465	249,095
Mortality rate increased by 10%		495,624	541,400
Mortality rate increased by 5%		248,801	277,282
Surrender ratio increased by 10%		151,132	125,240

(*)	As a result of sensitivity analysis above, there would be no effects on income and capital, because the increase of LAT does not exceed LAT surplus.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Other liabilities

Other liabilities as of December 31, 2014 and 2015 are as follows:

	2014		2015
Accounts payable	~~W~~	6,762,516	8,535,444
Accrued expenses		3,216,009	2,821,615
Dividend payable		24,524	19,572
Advance receipts		62,326	168,550
Unearned income (*)		354,822	351,313
Withholding value-added tax and other taxes		490,556	478,483
Securities deposit received		733,023	721,936
Foreign exchange remittances pending		228,017	209,086
Domestic exchange remittances pending		1,524,019	2,227,750
Borrowing from trust account		2,020,712	2,972,023
Due to agencies		648,430	542,014
Deposits for subscription		88,010	86,111
Separate account liabilities		2,411,454	2,567,196
Sundry liabilities		2,398,937	1,480,086
Other		100,978	150,629
Present value discount account		(24,468)	(20,818)

	~~W~~	21,039,865	23,310,990

(*)	Changes in deferred (unearned) point income for the years ended December 31, 2014 and 2015 are as follows:

	2014		2015
Beginning balance	~~W~~	140,436	168,488
Deferred income		262,383	284,164
Recognized income		(234,331)	(271,056)

Ending balance	~~W~~	168,488	181,596

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity

(a)	Equity as of December 31, 2014 and 2015 are as follows:

	2014		2015
Capital stock:	~~W~~
Common stock		2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		537,443	736,898

Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(393,405)	(423,536)

Accumulated other comprehensive income, net of tax:
Valuation gain (loss) on available-for-sale financial assets		1,092,622	826,712
Equity in other comprehensive income of associates		6,945	18,569
Foreign currency translation adjustments for foreign operations		(158,107)	(163,737)
Net loss from cash flow hedges		(15,134)	(12,202)
Other comprehensive income of separate account		5,703	8,795
Actuarial gains (losses)		(294,135)	(373,366)

		637,894	304,771

Retained earnings (*1)		15,869,779	17,689,134
Non-controlling interest (*2)		1,330,809	969,981

	~~W~~	30,514,908	31,809,636

(*1)	Restriction on appropriation of retained earnings is as follows:

1)	Legal reserve of ~~W~~1,690,125 million and ~~W~~1,756,387 million for the years ended December 31, 2014 and 2015, respectively.
2)	Regulatory reserve for loan loss of ~~W~~7,621 million and ~~W~~8,479 million for the years ended December 31, 2014 and 2015, respectively.
3)	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ~~W~~4,628,814 million for the years ended December 31, 2015.

(*2)	The hybrid bonds of ~~W~~1,100,250 million and ~~W~~801,298 million issued by Shinhan Bank were attributed to non-controlling interests as of December 31, 2014 and 2015, respectively. Dividends to those hybrid bonds of ~~W~~96,293 million and ~~W~~57,158 million were attributed to non-controlling interests for years ended December 31, 2014 and 2015, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

(b)	Capital stock

i) Capital stock of the Group as of December 31, 2014 and 2015 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding		11,100,000

The capital stock does not match the total amount of the par value for preferred stock issued ~~W~~55,500 million as of December 31, 2015 because redeemable preferred stock (43,711,000 shares) has been repaid by retirement of stock method.

ii) Preferred stocks issued by the Group as of December 31, 2015 are as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016—April 21, 2031

(*1)	Based on initial issuance price
(*2)	The Group maintains the right to redeem Series 12 redeemable preferred stock in part or in its entirety during the redeemable period at par value (reflecting contract dividend rate). If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.

(c)	Hybrid bond

Hybrid bond classified as other equity as of December 31, 2014 and 2015 are as follows:

Issue date	Maturity date	Interest rate (%)	2014		2015
October 24, 2011	October 24, 2041	5.80	~~W~~	238,582	238,582
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		—	199,455

			~~W~~	537,443	736,898

The above hybrid bonds can be repaid at par value early after 5 years from date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

(d)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2014 and 2015 are as follows:

	2014		2015
Beginning balance	~~W~~	(393,128)	(393,405)
Other transactions with owners		(277)	(30,131)

Ending balance	~~W~~	(393,405)	(423,536)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

(e)	Accumulated other comprehensive income

i) Changes in accumulated other comprehensive income for the years ended December 31, 2014 and 2015 are as follows:

	2014
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	~~W~~	958,115	690	(146,123)	1,244	(117)	(140,842)	672,967
Change due to fair value		629,374	6,849	—	—	7,678	—	643,901
Reclassification:
Change due to impairment or disposal		(479,184)	—	—	—	—	—	(479,184)
Effect of hedge accounting		—	—	—	(96,405)	—	—	(96,405)
Hedging		2,181	—	15,622	74,798	—	—	92,601
Effects from exchange rate fluctuations		21,468	—	(30,376)	—	—	—	(8,908)
Remeasurements of the defined benefit plans		—	—	—	—	—	(203,300)	(203,300)
Deferred income taxes		(37,931)	(594)	1,886	5,229	(1,858)	48,884	15,616
Non-controlling Interests		(1,401)	—	884	—	—	1,123	606

Ending balance	~~W~~	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

	2015
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	~~W~~	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894
Change due to fair value		197,959	14,559	—	—	4,079	—	216,597
Reclassification:
Change due to impairment or disposal		(574,018)	(423)	—	—	—	—	(574,441)
Effect of hedge accounting		—	—	—	(126,428)	—	—	(126,428)
Hedging		(864)	—	(33,864)	130,296	—	—	95,568
Effects from exchange rate fluctuations		30,796	—	27,850	—	—	—	58,614
Remeasurements of the defined benefit plans		—	—	—	—	—	(107,598)	(107,716)
Deferred income taxes		80,137	(2,512)	(455)	(936)	(987)	25,785	101,182
Non-controlling interests		80	—	839	—	—	2,582	3,501

Ending balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

(f)	Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2014 and 2015 are as follows:

	2014		2015
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,232,139	5,285,274
Dividend to hybrid bonds		(29,940)	(34,488)
Net income		662,623	893,041

		5,864,822	6,143,827
Reversal of regulatory reserve for loan losses		—	—

		5,864,822	6,143,827

Appropriation of retained earnings:
Legal reserve		66,262	89,304
Regulatory reserve for loan losses		858	665
Dividends
Dividends on common stocks paid		450,490	569,040
Dividends on preferred stocks paid		61,938	61,938

		579,548	720,947

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,285,274	5,422,880

Date of appropriation:		March 25, 2015	March 24, 2016

(*)	These statements of appropriation of retained earnings were based on the separate financial statements of the parent company.

(g)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and by Regulations for the Supervision of Financial Institutions at the account of regulatory reserve for loan losses.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2014 and 2015 were as follows:

	2014		2015
Beginning balance	~~W~~	2,236,131	2,235,402
Planned regulatory reserve for (reversal of) loan losses		(729)	(42,767)

Ending balance	~~W~~	2,235,402	2,192,635

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

ii)	Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2014 and 2015 are as follows:

	2014		2015
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	2,081,110	2,367,171
Provision for regulatory reserve for loan losses		1,241	46,053

Profit attributable to equity holders of Shinhan Financial Group after adjusted for regulatory reserve	~~W~~	2,082,351	2,413,224

Basic and diluted earnings per share after adjusted for regulatory reserve in won		4,198	4,886

31.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2014 and 2015 are as follows:

	2014		2015
Total number of shares issued and outstanding	~~W~~	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		950	1,200

Dividends	~~W~~	450,490	569,040

Dividend rate per share		% 19.0	24.0

(b)	Details of dividends recognized as distributions to preferred stockholders for the years ended December 31, 2014 and 2015 are as follows:

	2014
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580	~~W~~	61,938	100,000	5.58%

	2015
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580	~~W~~	61,938	100,000	5.58%

(c)	Dividend for hybrid bond was calculated as follows for years ended December 31, 2014 and 2015.

	2014		2015
Amount of hybrid bond	~~W~~	540,000	740,000
Interest rate		%5.34~5.80	4.38~5.80

Dividend	~~W~~	29,939	34,488

(d)	There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2014 and 2015.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

32.	Net interest income

Net interest income for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Interest income:
Cash and due from banks	~~W~~	200,853	236,919	225,554
Trading assets		492,766	583,234	510,764
Financial assets designated at fair value through profit or loss		37,989	36,894	48,264
Available-for-sale financial assets		985,104	825,790	665,561
Held-to-maturity financial assets		527,853	521,683	539,190
Loans		10,168,445	9,713,860	9,024,682
Others		178,312	142,127	115,689

		12,591,322	12,060,507	11,129,704
Interest expense:
Deposits		(3,914,160)	(3,449,480)	(2,861,027)
Borrowings		(468,395)	(443,668)	(325,564)
Debt securities issued		(1,521,461)	(1,301,872)	(1,183,758)
Others		(82,422)	(75,687)	(66,422)

		(5,986,438)	(5,270,707)	(4,436,771)

Net interest income	~~W~~	6,604,884	6,789,800	6,692,933

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Fees and commission income:
Credit placement fees	~~W~~	66,891	63,462	74,769
Commission received as electronic charge receipt		132,146	135,472	136,991
Brokerage fees		328,781	320,700	410,682
Commission received as agency		212,982	190,759	167,137
Investment banking fees		44,530	50,158	79,840
Commission received in foreign exchange activities		143,177	143,365	162,989
Asset management fees		50,592	60,635	86,144
Credit card fees		2,105,870	2,200,964	2,351,140
Others		404,699	394,985	426,837

		3,489,668	3,560,500	3,896,529
Fees and commission expense:
Credit-related fee		(38,486)	(32,757)	(43,337)
Credit card fees		(1,726,023)	(1,725,712)	(1,848,510)
Others		(338,804)	(332,873)	(383,703)

		(2,103,313)	(2,091,342)	(2,275,550)

Net fees and commission income	~~W~~	1,386,355	1,469,158	1,620,979

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

34.	Dividend income

Dividend income for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Trading assets	~~W~~	6,243	13,585	68,607
Available-for-sale financial assets		149,741	162,213	239,670

	~~W~~	155,984	175,798	308,277

35.	Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Trading assets
Gain (loss) on valuation of debt securities	~~W~~	(9,790)	58,143	(6,451)
Gain (loss) on sale of debt securities		(42,150)	44,699	55,810
Gain on valuation of equity securities		33,862	33,007	19,355
Gain on sale of equity securities		50,660	46,636	125,552
Loss on valuation of other trading assets		(91,522)	(1,623)	(5,238)

		(58,940)	180,862	189,028

Trading liabilities
Gain (loss) on valuation of securities sold		2,695	31,095	20,146
Gain (loss) on disposition of securities sold		11,695	15,280	(84,642)
Gain on valuation of other trading liabilities		157,547	(17,781)	24,366
Gain on disposition of other trading liabilities		2,355	1,296	1,805

		174,292	29,890	(38,325)

Derivatives
Gain (loss) on valuation of derivatives		(322,890)	(246,519)	(803,990)
Gain on transaction of derivatives		282,450	298,259	309,189

		(40,440)	51,740	(494,801)

	~~W~~	74,912	262,492	(344,098)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Financial assets designated at fair value through profit or loss:
Other securities
Gain on valuation	~~W~~	30,346	22,147	14,707
Debt securities
Gain (loss) on valuation		7,180	27,458	(19,786)
Gain on sale and redemption		21,858	19,770	14,651

		29,038	47,228	(5,135)

Equity securities
Dividend income		688	850	112
Gain (loss) on valuation		(3,210)	5,684	(24,509)
Gain on sale		26,786	2,451	46,200

		24,264	8,985	21,803

Financial liabilities designated at fair value through profit or loss:
Other securities
Gain on valuation		—	32	95
Gain (loss) on disposal and redemption		—	3	(111)

		—	35	(16)
Borrowings
Gain (loss) on valuation		143,329	(171,537)	778,451
Loss on disposal and redemption		(348,997)	(267,830)	(350,045)

		(205,668)	(439,367)	428,406

	~~W~~	(122,020)	(360,972)	459,765

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Impairment losses on:
Loans	~~W~~	(1,082,366)	(894,722)	(1,021,711)
Available-for-sale financial assets		(229,614)	(243,895)	(254,883)
Other financial assets		(42,561)	(49,706)	—

		(1,354,541)	(1,188,323)	(1,276,594)

Reversal of impairment losses on:
Available-for-sale financial assets		14,644	13,944	12,541

	~~W~~	(1,339,897)	(1,174,379)	(1,264,053)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

38.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Employee benefits:
Salaries	~~W~~	2,330,885	2,475,184	2,478,136
Severance benefits:
Defined contribution		15,371	18,608	20,203
Defined benefit		61,152	125,552	165,706
Termination benefits		90,096	120,308	105,031

		2,497,504	2,739,652	2,769,076
Rent		348,239	353,879	350,718
Entertainment		34,224	33,248	33,339
Depreciation		203,168	200,811	193,927
Amortization		116,562	112,155	75,060
Taxes and dues		164,906	197,433	195,729
Advertising		211,304	229,643	255,656
Research		12,733	11,871	13,442
Others		613,910	584,191	588,121

	~~W~~	4,202,550	4,462,883	4,475,068

39.	Share-based payments

(a)	Stock options granted as of December 31, 2015 are as follows:

	4th grant(*1)(*2)		5th grant(*1)(*2)		6th grant(*1)(*2)	7th grant(*1)(*2)
Grant date		March 30, 2005		March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won		~~W~~28,006		~~W~~38,829	~~W~~54,560	~~W~~49,053
Number of shares granted		2,695,200		3,296,200	1,301,050	808,700
Contractual exercise period		Within four years after three years from grant date		Within four years after three years from grant date	Within four years after three years from grant date	Within four years after three years from grant date

Changes in number of shares granted:
Balance at January 1, 2015		102,389		108,356	58,764	493,079
Exercised		—		—	—	447,451

Balance at December 31, 2015		102,389		108,356	58,764	45,628

Fair value per share	~~W~~	11,544	~~W~~	721	—	—

(*1)	The equity instruments granted are fully vested as of December 31, 2015. The weighted average exercise price for 315,137 stock options outstanding at December 31, 2015 is ~~W~~39,726.
(*2)	As of December 31, 2015, the exercise of the remaining stock options (4th, 5th, 6th and 7th grant) was temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

39.	Share-based payments (continued)

(b)	Performance shares granted as of December 31, 2015 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions	Increase rate of the stock price and achievement of target ROE
Operating period (*1)	4 or 5 years
Estimated number of shares vested at December 31, 2015	187,637	953,410
Fair value per share in won	~~W~~45,926, ~~W~~47,376 and ~~W~~40,889 (*2)	~~W~~39,550

(*1)	Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.
(*2)	~~W~~45,926 of fair value per unit is applied for the shares that are vested at December 31, 2013, ~~W~~47,376 for the shares that are vested at December 31, 2014 and ~~W~~40,889 for the shares that are vested at December 31, 2015, respectively.

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

(c)	Share-based compensation costs for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	~~W~~	76	789	865
5th		494	3,190	3,684
6th		(9)	(62)	(71)
7th		81	427	508
Performance shares		2,189	12,272	14,461

	~~W~~	2,831	16,616	19,447

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

39.	Share-based payments (continued)

	2014
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	~~W~~	(26)	(266)	(292)
5th		(18)	(291)	(309)
6th		(1)	(4)	(5)
7th		(216)	(876)	(1,092)
Performance shares		2,264	12,939	15,203

	~~W~~	2,003	11,502	13,505

	2015
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	~~W~~	(44)	(458)	(502)
5th		(31)	(500)	(531)
6th		—	—	—
7th		(4)	(15)	(19)
Performance shares		1,599	13,878	15,477

	~~W~~	1,520	12,905	14,425

(d) Accrued expenses and the intrinsic value as of December 31, 2014 and 2015 are as follows:

	2014
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	~~W~~	147	1,537	1,684
5th		36	573	609
6th		—	—	—
7th		4	15	19
Performance shares		6,327	33,584	39,911

	~~W~~	6,514	35,709	42,223

The intrinsic value of share-based payments is ~~W~~42,024 million as of December 31, 2014. For calculating, the quoted market price ~~W~~44,450 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

39.	Share-based payments (continued)

	2015
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	~~W~~	103	1,079	1,182
5th		5	73	78
6th		—	—	—
7th		—	—	—
Performance shares		5,539	39,927	45,466

	~~W~~	5,647	41,079	46,726

The intrinsic value of share-based payments is ~~W~~46,726 million as of December 31, 2015. For calculating, the quoted market price ~~W~~39,550 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

40.	Net other operating income (expense)

Other operating income and other operating expense for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Other operating income
Gain on sale of assets:
Loans	~~W~~	219,423	72,061	180,306
Others:
Gain on hedged items		336,650	422,637	356,090
Reversal of allowance for acceptances and guarantee		5,317	2,262	33,526
Gain on trust account		3,960	5,374	5,027
Gain on other allowance		19,582	37,567	6,988
Others		259,070	376,861	392,548

		624,579	844,701	794,179

		844,002	916,762	974,485

Other operating expense
Loss on sale of assets:
Loans		(36,580)	(1,249)	(10,759)
Others:
Loss on hedged items		(363,531)	(338,818)	(297,066)
Contribution		(249,730)	(250,159)	(274,685)
Loss on allowance for acceptances and guarantee		(27,223)	(12,867)	(825)
Loss on other allowance		(56,903)	(32,477)	(55,425)
Depreciation of operating lease assets		(7,734)	(9,058)	(9,895)
Others		(641,988)	(807,787)	(769,973)

		(1,347,109)	(1,451,166)	(1,407,869)

		(1,383,689)	(1,452,415)	(1,418,628)

Net other operating expenses	~~W~~	(539,687)	(535,653)	(444,143)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

41.	Net other non-operating expenses

Other non-operating income and other non-operating expense for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Other non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	1,405	1,229	2,379
Investment property		5,170	123,723	5,586
Non-current assets held-for-sale		3,012	—	—
Lease assets		898	1,203	328
Others		193	405	433

		10,678	126,560	8,726

Gain on sale of Investments in associates		59	—	95,485
Others:
Rental income on investment property		52,733	60,684	30,876
Reversal of impairment losses on Property and equipment and intangible asset		170	—	982
Gain from assets contributed		561	259	714
Others		92,099	97,127	100,877

		145,563	158,070	133,449

		156,300	284,630	237,660

Other non-operating expense
Loss on sale of assets:
Property and equipment		(3,301)	(3,558)	(1,496)
Investment property		—	(5,168)	(55)
Lease assets		(1,094)	(2,108)	(2,714)
Others		—	(42)	(69)

		(4,395)	(10,876)	(4,334)

Loss on sale of investments in associates		—	(1,076)	(2,012)
Impairment loss on investments in associates		(239)	—	(9,024)

		(239)	(1,076)	(11,036)

Others:
Donations		(48,619)	(18,828)	(24,830)
Depreciation of investment properties		(17,238)	(13,795)	(13,117)
Impaired loss on property and equipment		(85)	—	—
Impaired loss on intangible assets		(2,746)	(12,458)	(3,125)
Write-off of intangible assets		(552)	(1,572)	(960)
Collecting of written-off expenses		(5,740)	(4,718)	(8,088)
Others		(39,418)	(39,121)	(25,705)

		(114,398)	(90,492)	(75,825)

		(119,032)	(102,444)	(91,195)

Net other non-operating income	~~W~~	37,268	182,186	146,465

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Current income tax expense	~~W~~	681,278	689,216	556,558
Adjustment for prior periods		(1,785)	(1,772)	(31,101)
Temporary differences		(123,632)	(37,003)	67,928
Income tax recognized in other comprehensive income		65,353	17,524	101,234

Income tax expenses	~~W~~	621,214	667,965	694,619

(b)	Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Income before income taxes	~~W~~	2,676,553	2,867,576	3,140,578

Income taxes at statutory tax rates (*)	~~W~~	646,591	692,384	758,345
Adjustments:
Non-taxable income		(37,017)	(31,865)	(16,421)
Non-deductible expense		14,304	21,874	7,862
Tax credit		(1,982)	(639)	(557)
Other		1,103	(12,017)	(42,869)
Refund due to adjustments of prior year tax returns		(1,785)	(1,772)	(11,741)

Income tax expense	~~W~~	621,214	667,965	694,619

Effective tax rate		% 23.21	23.29	22.12

(*)	The Group was subject to income taxes on taxable income at the following normal tax rates.

Taxable income	Tax Rate
~~W~~200 million or below	11.0%
Below ~~W~~20 billion	22.0%
~~W~~20 billion or above	24.2%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2014 and 2015 are as follows:

	2014
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	~~W~~	(150,138)	14,323	—	(135,815)
Account receivable		(1,898)	(14,288)	—	(16,186)
Trading assets		(18,770)	(30,355)	—	(49,125)
Available-for-sale		229,579	(148,975)	(37,931)	42,673
Investment in subsidiaries		(6,557)	25,428	(594)	18,277
Valuation and depreciation of property and equipment		(145,687)	(489)	—	(146,176)
Derivative asset (liability)		19,289	(16,346)	5,229	8,172
Deposits		25,690	3,518	—	29,208
Accrued expenses		72,321	39,115	—	111,436
Defined benefit obligation		205,116	26,346	47,745	279,207
Plan assets		(194,466)	(43,841)	1,099	(237,208)
Other provisions		232,391	(25,893)	—	206,498
Allowance for acceptances and guarantees		22,497	3,417	—	25,914
Allowance related to asset revaluation		(44,789)	(21)	—	(44,810)
Allowance for expensing depreciation		(690)	56	—	(634)
Deemed dividend		1,334	—	—	1,334
Accrued contributions		12,236	1,072	—	13,308
Financial instruments designated at fair value through profit of loss		(28,879)	70,902	—	42,023
Allowances		36,305	23,427	—	59,732
Fictitious dividend		6,511	(1,136)	—	5,375
Liability under insurance contracts		5,765	1,918	—	7,683
Other		(95,375)	91,320	1,976	(2,079)

	~~W~~	181,785	19,498	17,524	218,807

(*)	Deferred tax assets from overseas subsidiaries were decreased by ~~W~~19 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense (continued)

	2015
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	~~W~~	(135,815)	(2,726)	—	(138,541)
Account receivable		(16,186)	2,983	—	(13,203)
Trading assets		(49,125)	(10,107)	—	(59,232)
Available-for-sale		42,673	(31,883)	80,114	90,904
Investment in subsidiaries		18,277	(12,744)	(2,512)	3,021
Valuation and depreciation of property and equipment		(146,176)	(3,014)	—	(149,190)
Derivative asset (liability)		8,172	183,598	(936)	190,834
Deposits		29,208	(13,796)	—	15,412
Accrued expenses		111,436	(16,158)	—	95,278
Defined benefit obligation		279,207	47,005	23,835	350,047
Plan assets		(237,208)	(72,425)	1,178	(308,455)
Other provisions		206,498	(3,138)	—	203,360
Allowance for acceptances and guarantees		25,914	(5,840)	—	20,074
Allowance related to asset revaluation		(44,810)	(2,178)	—	(46,988)
Allowance for expensing depreciation		(634)	56	—	(578)
Deemed dividend		1,334	248	—	1,582
Accrued contributions		13,308	(2,047)	—	11,261
Financial instruments designated at fair value through profit of loss		42,023	(201,862)	—	(159,839)
Allowances		59,732	15,783	—	75,515
Fictitious dividend		5,375	(274)	—	5,101
Liability under insurance contracts		7,683	2,555	—	10,238
Other		(2,079)	(41,327)	(445)	(43,851)

	~~W~~	218,807	(167,291)	101,234	152,750

(*)	Deferred tax assets from overseas subsidiaries were decreased by ~~W~~1,455 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2014 and 2015 are as follows:

	January 1, 2014			Changes		December 31, 2014
	OCI (*2)		Tax effect	OCI (*2)	Tax effect	OCI (*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	~~W~~	1,264,042	(305,927)	172,438	(37,931)	1,436,480	(343,858)
Foreign currency translation adjustments for foreign operations		(121,120)	(25,003)	(13,960)	1,976	(135,080)	(23,027)
Gain (loss) on cash flow hedge		1,641	(397)	(21,607)	5,229	(19,966)	4,832
Equity in other comprehensive income of associates		(239)	929	6,849	(594)	6,610	335
The accumulated other comprehensive income in separate account (*1)		(154)	36	7,678	(1,857)	7,524	(1,821)
Remeasurements of the defined benefit liability		(185,810)	44,968	(202,137)	48,844	(387,947)	93,812

Income tax charged or credited directly to equity	~~W~~	958,360	(285,394)	(50,739)	15,667	907,621	(269,727)

	January 1, 2015			Changes		December 31, 2015
	OCI (*2)		Tax effect	OCI (*2)	Tax effect	OCI (*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	~~W~~	1,436,480	(343,858)	(346,024)	80,114	1,090,456	(263,744)
Foreign currency translation adjustments for foreign operations		(135,080)	(23,027)	(5,185)	(445)	(140,265)	(23,472)
Gain (loss) on cash flow hedge		(19,966)	4,832	3,868	(936)	(16,098)	3,896
Equity in other comprehensive income of associates		6,610	335	14,136	(2,512)	20,746	(2,177)
The accumulated other comprehensive income in separate account (*1)		7,524	(1,821)	4,079	(987)	11,603	(2,808)
Remeasurements of the defined benefit liability		(387,947)	93,812	(104,244)	25,013	(492,191)	118,825

Income tax charged or credited directly to equity	~~W~~	907,621	(269,727)	(433,370)	100,247	474,251	(169,480)

(*1)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.
(*2)	OCI : other comprehensive income

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense (continued)

(e)	The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2014 and 2015 are as follows:

	2014		2015
Tax loss carry forward (*)	~~W~~	99,449	99,449

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	~~W~~	—	—	—	99,449

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2014 and 2015 are as follows:

	2014		2015
Investment in associates	~~W~~	(11,532)	(16,298)

(g)	The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2014 and 2015 are as follows:

	2014		2015
Deferred tax assets	~~W~~	280,599	261,255
Deferred tax liabilities		(61,792)	(108,505)

43.	Earnings per share

Basic and diluted earnings per share for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,898,577	2,081,110	2,367,171
Less:
Dividends on preferred stock		61,938	61,938	61,938
Hybrid bond		29,940	29,940	34,488

		91,878	91,878	96,426

Net profit available for common stock		1,806,699	1,989,232	2,270,745
Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587

Basic and diluted earnings per share in won	~~W~~	3,810	4,195	4,789

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2014 and 2015 are as follows:

	2014		2015
Guarantees
Guarantee outstanding	~~W~~	10,796,896	10,110,330
Contingent guarantees		4,335,333	3,036,301

		15,132,229	13,146,631

Commitments to extend credit
Loan commitments in won		52,723,778	53,677,696
Loan commitments in foreign currency		20,195,691	21,765,110
ABS and ABCP commitments(*)		2,143,308	2,668,370
Others		1,226,604	1,314,743

		76,289,381	79,425,919

Endorsed bills
Secured endorsed bills		51,043	29,549
Unsecured endorsed bills		10,914,587	7,542,862

		10,965,630	7,572,411

Loans sold under repurchase agreement		2,099	2,099

	~~W~~	102,389,339	100,147,060

(*)	The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. The structured entities are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing or committing to purchase the asset-backed securities issued and/or providing other forms of credit enhancement. As the non-controlling interests in the structured entities are presented as liabilities in the consolidated statement of financial position of the Group, the Group does not recognize non-controlling interests for the consolidated structured entities. The Group provides ABCP purchase agreement amounting to ~~W~~1,214,305 million to the structured entities described above.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Commitments and contingencies (continued)

(b)	Legal contingencies

The Group’s pending lawsuits as a defendant for the years ended December 31, 2015 are as follows.

Case	Number of claim	Descriptions	Claim amount
Billing of Goods	1	The plaintiff filed claims against the Group for payment of goods that were based on a forged guarantee of payment. The first appeal was ruled against the Group, and therefore, the Group has paid the claim amount. The Group is in progress with its second appeal.	43,761
Compensation for a loss	1	The plaintiff has filed a lawsuit against the Group claiming that the Group should compensate for a loss of the damaged right of management insisting the Group had purchased the shares of Shinho Paper Co., Ltd. while being aware that the sale had been executed against the will of the members of Aram Corporate Restructuring Association. The first and second court decided partially in favor of the plaintiff, and therefore, the Group has paid the claim amount. The Group is in progress with its third appeal.	47,200

Lehman Brothers Special Financing Inc(LBSF)	1	A plaintiff, Lehman Brothers has claimed that the CDO investment that had been returned to the Group after bankruptcy should be returned to the Lehman Brothers and also claimed. It was contrary to US bankruptcy law. The Group is currently in its first trial.	12,000

Void Contract and Return of Unjust Enrichment	1	Claims to void or cancel currency futures option. The Group is in progress with its second and third appeal, and recognizes provisions for the expected loss.	68,875

VAN Fee Fixing	4	Agency of VAN filed claims against VAN and the credit card company. The agency filed a lawsuit against VAN and the Group claiming for losses due to fee fixing. 4 cases were all for the same claim, and therefore, there were partial losses for VAN and the Group. All cases are currently pending in their third appeal.	13,456

Others	219	Compensation for a loss claim, etc.	332,644

	227		517,936

As of December 31, 2015, the Group recorded ~~W~~25,945 million as provisions and ~~W~~1,656 million as liabilities under insurance contracts with respect to these lawsuits. In respect of a claim for Lehman Brothers Special Financing Inc (LBSF) above the Group recognised a provision of ~~W~~11,720 and in respect of others the Group recognised a provision of ~~W~~14,225. Additional losses might be incurred from these legal actions, but the result of such the lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

45.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Cash and due from banks	~~W~~	16,484,168	20,608,513	22,037,236
Due from financial institutions with a maturity over three months from date of acquisition		(4,320,575)	(4,739,947)	(4,590,643)
Restricted due from banks		(6,142,417)	(10,264,156)	(12,839,342)

	~~W~~	6,021,176	5,604,410	4,607,251

(b)	Significant non-cash activities for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Debt to equity conversion	~~W~~	159,966	57,335	34,218
Transfers from construction-in-progress to property and equipment		134,790	4,054	3,255
Transfers between property and equipment and investment property		43,768	26,751	3,122
Transfers from property and equipment to assets held for sale		6,278	3,196	—
Transfers from investment property to assets held for sale		228,762	1,841	—

(c)	For the year ended December 31, 2015, the cash out flows related to the investments in Nam An Securities Co., Ltd., PT Bank Metro Express, PT Centratama Nasional Bank and PT. Shinhan Indo Finance amounted to ~~W~~163,172 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of December 31, 2014 and 2015 are as follows:

Related party	Account	2014		2015
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	49,980	99,953
”	Loans		200,000	160,000
”	Credit card loans		2,011	2,165
”	Allowances		(624)	(479)
”	Deposits		1,184	1,061
”	Provisions		78	55
UAMCO., Ltd.	Loans		—	23,100
”	Credit card loans		43	42
”	Allowances		(1)	(32)
”	Deposits		28,801	410
”	Provisions		50	46
Pohang TechnoPark2PFV	Deposits		14,666	14,662
BNP Paribas Cardif Life Insurance	Other assets		115	118
”	Credit card loans		119	108
”	Allowances		(1)	(1)
”	Accrued expenses		—	153
”	Deposits		194	644
”	Provisions		1	1
BNPParibas Cardif General Insurance	Credit card loans		26	28
”	Allowances		(1)	(1)
”	Deposits		7	12
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Other liabilities		76	55
Kukdong Engineering & Construction CO., LTD	Credit card loans		17	11
”	Allowances		(1)	(1)
”	Deposits		6,986	5,388
”	Provisions		—	15
Dream High Fund III	Deposits		301	4
SH Rental Service	Deposits		—	219
SM New Technology Business Investment Fund I	Accounts receivable		—	55
Midas Dong-A Snowball Venture Fund	Deposits		—	303
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		—	1,463
SP New Technology Business investment Fund I	Accounts receivable		5	19
”	Deposits		—	283
EQP Global Energy Infrastructure Private Equity Fund	Deposits		—	3
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		—	174
JAEYOUNG SOLUTEC CO., LTD.	Loans		—	15,276
”	Credit card loans		—	40
”	Allowances		—	(160)
”	Deposits		—	15,261
”	Provisions		—	15

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties (continued)

Related party	Account	2014		2015
Partners 4th Growth Investment Fund	Deposits		—	2,704
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		—	163
Key management personnel and their immediate relatives:	Loans		4,642	3,415

	Assets	~~W~~	256,330	303,993
	Liabilities		52,344	42,757

(b)	Significant transactions with the related parties for the years ended December 31, 2013, 2014 and 2015 are as follows:

Related party	Account	2013		2014	2015

Investments in associates
Aju Capital co., Ltd	Interest income	~~W~~	2,185	5,638	6,440
”	Fees and commission income		889	487	291
”	Other operating income		—	202	23
”	Reversal of credit losses		1	—	148
”	Interest expense		(24)	(1)	(1)
”	Fees and commission expense		(881)	(1,693)	(694)
”	Provision for credit losses		(21)	(340)	(2)
UAMCO., Ltd	Interest income		115	40	4
”	Fees and commission income		5	7	9
”	Other operating income		—	—	4
”	Reversal of credit losses		(1)	1	—
”	Interest expense		(1)	(1)	—
”	Provision for credit losses		—	—	(32)
Pohang TechnoPark2PFV	Interest expense		(15)	(15)	(15)
BNP Paribas Cardif Life Insurance	Fees and commission income		1,193	1,731	1,994
”	Provision for credit losses		(1)	—	(1)
”	Non-operating expense		—	—	(847)
”	Other operating expense		—	(4)	(7)
Kukdong Engineering & Construction CO., LTD	Interest income		—	—	26
”	Fees and commission income		—	15	16
”	Reversal of credit losses		—	—	1
”	Interest expense		—	(40)	(35)
”	Fees and commission expense		—	(4)	(3)
”	Other operating expenses		—	—	(15)
”	Provision for credit losses		(1)	(1)	—
Inhee Co., Ltd.	Interest income		1	—	—
Shinhan 2013-1 Fund	Fees and commission income		88	—	—
BNPParibas Cardif General Insurance	Fees and commission income		4	9	10
”	Provision for credit losses		—	—	(1)
”	Reversal of credit losses		1	1	—
Shinhan K2 Secondary Fund	Fees and commission income		464	465	116
Dream High Fund III	Interest expense			(6)	(5)
Miraeasset 3rd Investment Fund	Interest expense		(2)	—	—
Midas Dong-A Snowball Venture Fund	Fees and commission income		—	—	30
”	Interest expense		—	—	(3)
SHC-EN Fund	Fees and commission income		—	8	54

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties (continued)

Related party	Account	2013		2014	2015
SP New Technology Business investment Fund I	Fees and commission income		—	5	79
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		—	—	39
”	Interest expense		—	—	(2)
SH Rental Service	Interest expense		—	—	(1)
SM New Technology Business Investment Fund I	Fees and commission income		—	—	96
JAEYOUNG SOLUTEC CO.,LTD.	Interest income	~~W~~	—	—	616
”	Fees and commission income		—	—	1
”	Interest expense		—	—	(47)
”	Provision for credit losses		—	—	(160)
”	Other operating expense		—	—	(15)
UNW Securitization Specialty Co., Ltd.	Fees and commission income		56	—	—
UW 3rd Securitization Specialty Co., Ltd.	Fees and commission income		93	—	—
UK Second Asset Securitization Specialty Co., Ltd.	Fees and commission income		14	—	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		—	21	21
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		—	—	391
Partners 4th Growth Investment Fund	Interest expense		—	—	(6)
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		—	—	506
Key management personnel and their immediate relatives
Interest income			168	170	119

		~~W~~	4,330	6,624	9,142

The above outstanding balances and transactions have arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Short-term employee benefits	~~W~~	18,980	18,711	18,462
Severance benefits		322	422	393
Share-based payment transactions		6,475	6,541	6,318

	~~W~~	25,777	25,674	25,173

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties (continued)

(d)	The guarantees provided between the related parties as of December 31, 2014 and 2015 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2014		2015	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~	50,000	50,000	Unused credit line
”	”		50,000	—	Security underwriting commitment
”	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
”	UAMCO., Ltd.		112,200	89,100	Unused credit line
”	”		179,900	89,950	Security underwriting commitment
”	Kukdong Engineering & Construction Co., LTD.		—	1,574	Performance guarantees
”	Neoplux Technology Valuation Investment Fund		—	18,000	Security underwriting commitment
”	JAEYOUNG SOLUTEC CO., LTD.		—	600	Unused credit
”	”		—	469	Import letter of credit

		~~W~~	402,100	259,693

(e)	Details of collaterals provided by the related parties as of December 31, 2014 and 2015 were as follows:

Provided to	Provided by	Pledged assets	2014		2015
Shinhan Bank	Aju Capital Co., Ltd.	Beneficiary certificate	~~W~~	—	160,000
”	BNP Paribas Cardif Life Insurance	Government bonds		12,770	13,676
”	JAEYOUNG SOLUTEC CO., LTD.	Properties		—	20,814
”	”	Guarantee insurance policy		—	7,214

			~~W~~	12,770	201,704

47.	Information of trust business

(a)	Significant balances with trust business as of December 31, 2014 and 2015 are as follows:

	2014		2015
Borrowings from trust account	~~W~~	2,020,712	2,972,023
Accrued fees on trust accounts		16,227	21,515
Accrued interest expense		526	998

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

47.	Information of trust business (continued)

(b)	Transactions with trust business for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014	2015
Trust management fees	~~W~~	42,347	49,877	71,753
Fees on early withdrawal		—	—	1
Interest on borrowings from trust account		50,050	44,899	44,986

48.	Interests in unconsolidated structured entities

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

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Interests in unconsolidated structured entities (continued)

The size of unconsolidated structured entities as of December 31, 2014 and 2015 are as follows:

	2014		2015
Total assets:
Asset-backed securitization	~~W~~	33,603,260	83,587,652
Structured financing		56,261,297	55,864,638
Investment fund		29,096,759	34,418,872

	~~W~~	118,961,316	173,871,162

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2014 and 2015 are as follows:

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	383,011	4,658,388	613,089	5,654,488
Trading assets		573,919	48,877	10,950	633,746
Derivative assets		42	—	—	42
Available-for-sale financial assets		575,360	253,740	2,085,276	2,914,376
Held-to-maturity financial assets		154,103	—	—	154,103
Other assets		555	—	15,038	15,593

		1,686,900	4,961,005	2,724,353	9,372,348

Liabilities:
Other		1,200	—	658	1,858

	~~W~~	1,200	—	658	1,858

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	302,074	5,683,497	38,013	6,023,584
Trading assets		1,793,038	44,733	—	1,837,771
Derivative assets		16,722	—	—	16,722
Available-for-sale financial assets		2,541,137	442,646	2,356,212	5,339,995
Held-to-maturity financial assets		2,496,659	—	—	2,496,659
Other assets		560	2,984	207	3,751

		7,150,190	6,173,860	2,394,432	15,718,482

Liabilities:
Derivative liabilities		8	—	—	8
Other		134	214	322	670

	~~W~~	142	214	322	670

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2014 and 2015 are as follows:

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	1,686,991	4,961,049	2,724,352	9,372,392
ABS and ABCP commitments		325,195	167,000	103,702	595,897
Loan commitments		1,631,113	229,540	26,454	1,887,107
Guarantees		—	28,888	—	28,888

	~~W~~	3,643,299	5,386,477	2,854,508	11,884,284

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,150,190	6,173,860	2,394,432	15,718,482
ABS and ABCP commitments		1,093,171	121,134	74,328	1,288,633
Loan commitments		1,589,389	475,091	13,500	2,077,980
Guarantees		65,000	43,240	—	108,240

	~~W~~	9,897,750	6,813,325	2,482,260	19,193,335

49.	Business Combinations

(a)	General information

On August 14, 2015, the Group acquired 40% of voting shares of PT Bank Metro Express (“BME”), a local bank located in Indonesia. Subsequently, on November 30, 2015, the Group acquired additional 50% of voting shares of BME, and also participated in the increase of the paid-in capital of BME, which made the Group’s total shareholding of BME up to 97.76%. In addition, on December 18, 2015, the Group acquired 75% of voting shares of PT Centratama Nasional Bank (“CNB”), another local bank also located in Indonesia, and obtained the control of CNB.

On December 1, 2015, the Group obtained control of Swadharma Indotama Finance, a finance company located in Indonesia, by acquiring 50% + 1 of the shares and changed the company’s name to Shinhan Indo Finance. In addition, on July 16, 2015, the Group obtained control of Nam An Securities Co., Ltd. in Vietnam by acquiring 100% of its shares.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Business Combinations (continued)

(b)	The fair value of assets and liabilities

The fair value of assets acquired and liabilities assumed by acquisition of BME, CNB, Shinhan Indo Finance and Nam An Securities as of acquisition dates were as follows:

	BME (*1, 2)		CNB (*3)	Shinhan Indo Finance	Nam An Securities
Asset:
Cash and due from banks	~~W~~	35,509	23,577	602	3,258
Loans and receivables		136,086	51,443	67,982	—
Property and equipment		4,176	3,815	2,629	1
Other assets		3,195	782	108	90

		178,966	79,617	71,321	3,349
Liabilities:
Deposits		84,253	66,179	—	56
Borrowings		—	—	54,757	—
Provisions		1,523	837	225	4
Other liabilities		773	520	837	9

		86,549	67,536	55,819	69

The fair value of the identifiable assets acquired and liabilities assumed	~~W~~	92,417	12,081	15,502	3,280

(*1)	Loans were measured as carrying amount since the difference between fair value and carrying amount was not significant.
(*2)	Identifiable intangible assets represent the estimated amount of cost savings of deposits which were discounted to the present value.
(*3)	The Group utilized the CNB’s financial statements since the accounting treatments for a business combination has not been completed by the end of the reporting period.

(c)	Goodwill

Goodwill arising from the acquisitions has been recognized as follows:

	BME		CNB	Shinhan Indo Finance	Nam An Securities
Consideration transferred (Cash)	~~W~~	98,391	30,782	10,600	4,498
Fair value of previously held equity interest		25,273	—	—	—

		123,664	30,782	10,600	4,498
Fair value of identifiable net assets		(92,417)	(12,081)	(15,502)	(3,280)
Non-controlling interest (*)		2,070	3,020	7,751	—

Goodwill	~~W~~	33,317	21,721	2,849	1,218

(*)	Non-controlling interests were measured in proportionate interest in the recognized amount of the fair value of identifiable net assets.

(d)	Acquisition-related costs

The Group incurred acquisition-related costs of ~~W~~2,638 million on legal fees and due diligence costs. These costs were included in the administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements

STATEMENTS OF FINANCIAL POSITION

	December 31, 2014		December 31, 2015
Assets
Deposits with banking subsidiary	~~W~~	120,790	500,815
Receivables from subsidiaries:
Non-banking subsidiaries		1,337,083	1,234,622
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,859,864	13,859,864
Non-banking subsidiaries		11,343,295	11,343,295
Trading asset		69,338	517,597
Property, equipment and intangible assets, net		7,122	5,151
Other assets
Banking subsidiaries		203,958	59,014
Non-banking subsidiaries		149,473	148,921
Other		3,625	6,208

Total assets		27,094,548	27,675,487

Liabilities and equity
Borrowings		7,500	5,000
Debt securities issued		6,451,436	6,642,830
Accrued expenses & other liabilities		400,493	246,671

Total liabilities		6,859,429	6,894,501

Equity		20,235,119	20,780,986

Total liabilities and equity	~~W~~	27,094,548	27,675,487

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME

	2013		2014	2015
Income
Dividends from banking subsidiaries	~~W~~	451,132	361,524	451,524
Dividends from non-banking subsidiaries		469,043	561,210	611,823
Interest income from banking subsidiaries		2,916	1,201	2,429
Interest income from non-banking subsidiaries		58,948	57,163	56,443
Other income		127,159	80,879	80,122

Total income		1,109,198	1,061,977	1,202,341

Expenses
Interest expense		(310,438)	(271,909)	(241,312)
Other expense		(67,552)	(127,938)	(69,255)

Total expenses		(377,990)	(399,847)	(310,567)

Profit before income tax expense		731,208	662,130	891,774

Income tax benefit		(430)	(493)	(1,267)

Profit for the year	~~W~~	731,638	662,623	893,041

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2013		2014	2015
Cash flows from operating activities
Profit before income taxes	~~W~~	731,208	662,130	891,774
Non-cash items included in profit before tax		(666,455)	(645,338)	(876,454)
Changes in operating assets and liabilities		(401,830)	447,013	(456,937)
Net interest paid		(241,414)	(213,993)	(182,277)
Dividend received from subsidiaries		919,805	922,734	1,063,347

Net cash provided by operating activities		341,314	1,172,546	439,453

Cash flows from investing activities
Loan origination (collection) to non-banking subsidiaries		22,500	—	102,500
Acquisition of subsidiary		(45,813)	—	—
Other, net		(448)	(565)	(205)

Net cash provided by (used in) investing activities		(23,761)	(565)	102,295

Cash flows from financing activities
Issuance of hybrid bonds		—	—	199,455
Net changes in borrowings		(2,500)	—	(2,500)
Issuance of debt securities issued		1,596,525	818,238	1,497,553
Repayments of securities issued		(1,700,000)	(1,470,000)	(1,310,000)
Dividend paid		(424,014)	(399,791)	(546,160)

Net cash used in financing activities		(529,989)	(1,051,553)	(161,652)

Net increase (decrease) in cash and cash equivalents		(212,436)	120,428	380,096
Cash and cash equivalents at beginning of year		212,818	382	120,810

Cash and cash equivalents at end of year	~~W~~	382	120,810	500,906

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 24, 2016 (in English)†

2.1	Form of Common Stock Certificate (in English) † *

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*

4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English) † ***

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English) † ***

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English) †****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†*****

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

†	A fair and accurate translation from Korean into English.
*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.
**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.
***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.
****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 29, 2007.
*****	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2008.

E-1