Form 20-F
period 2016-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2017-04-28
CIK 1263043

As filed with the Securities and Exchange Commission on April 28, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

In this annual report, unless otherwise indicated, all references to “Won” or “~~W~~” are to the currency of the Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1,203.7 to US$1.00, which was the noon buying rate in the City of New York on December 30, 2016 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 14, 2017, the Noon Buying Rate was ~~W~~1,136.7 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

The selected consolidated income statement and balance sheet data set forth below for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements.” Historical results are not necessarily indicative of future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2012		2013		2014		2015		2016		2016(1)
	(In billions of Won and millions of US$, except per common share data)
Interest income	~~W~~	13,999	~~W~~	12,591	~~W~~	12,061	~~W~~	11,130	~~W~~	11,236	$9,335
Interest expense		(7,019)		(5,986)		(5,271)		(4,437)		(4,031)	(3,349)

Net interest income		6,980		6,605		6,790		6,693		7,205	5,986

Fees and commission income		3,491		3,490		3,561		3,897		3,804	3,160
Fees and commission expense		(1,948)		(2,103)		(2,091)		(2,276)		(2,238)	(1,859)

Net fees and commission income		1,543		1,387		1,469		1,621		1,566	1,301

Net insurance loss		(211)		(383)		(413)		(432)		(419)	(348)
Dividend income		174		156		176		308		282	234
Net trading income (loss)		608		75		262		(344)		370	307
Net foreign currency transaction gain		280		296		224		78		462	384
Net gain (loss) on financial instruments designated at fair value through profit or loss		(532)		(122)		(361)		460		(502)	(417)
Net gain on sale of available-for-sale financial assets		536		701		681		772		648	538
Impairment losses on financial assets		(1,416)		(1,340)		(1,174)		(1,264)		(1,196)	(993)
General and administrative expenses		(4,062)		(4,203)		(4,463)		(4,475)		(4,509)	(3,746)
Net other operating expenses		(724)		(540)		(536)		(444)		(798)	(663)

Operating income		3,176		2,632		2,655		2,973		3,109	2,583

Equity method income		28		7		31		21		10	8
Other non-operating income (loss), net		25		37		182		147		52	43

Profit before income taxes		3,229		2,676		2,868		3,141		3,171	2,634

Income tax expense		(739)		(621)		(668)		(695)		(346)	(287)

Profit for the year	~~W~~	2,490	~~W~~	2,055	~~W~~	2,200	~~W~~	2,446	~~W~~	2,825	$2,347

	Year Ended December 31,
	2012		2013		2014		2015		2016		2016(1)
	(In billions of Won and millions of US$, except per common share data)
Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations	~~W~~	(85)	~~W~~	(58)	~~W~~	(13)	~~W~~	(6)	~~W~~	12	$10
Net change in unrealized fair value of available-for-sale financial assets		13		(269)		136		(266)		(434)	(360)
Equity in other comprehensive income of associates		4		(5)		6		12		3	2
Net change in unrealized fair value of cash flow hedges		16		6		(16)		3		(1)	(1)
Other comprehensive income (loss) of separate account		1		(2)		6		2		(4)	(4)

		(51)		(328)		119		(255)		(424)	(353)

Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability		—		19		(154)		(82)		15	13

		—		19		(154)		(82)		15	13

Total other comprehensive loss, net of income tax		(51)		(309)		(36)		(337)		(409)	(340)

Total comprehensive income for the year	~~W~~	2,439	~~W~~	1,746	~~W~~	2,164	~~W~~	2,109	~~W~~	2,416	$2,007

Net income attributable to:
Equity holders of the Group	~~W~~	2,320	~~W~~	1,898	~~W~~	2,081	~~W~~	2,367	~~W~~	2,775	$2,305
Non-controlling interest		170		157		119		79		50	42

Total comprehensive income attributable to:
Equity holders of the Group		2,267		1,591		2,046		2,034		2,367	1,966
Non-controlling interest		172		155		118		75		49	41

Earnings per share:
Basic earnings per share in Won and US$(2)		4,681		3,810		4,195		4,789		5,736	4.77
Dilutive earnings per share in Won and US$(3)		4,681		3,810		4,195		4,789		5,736	4.77

Notes:

(1)	Won amounts are expressed in U.S. Dollar at the rate of ~~W~~1,203.7 to US$1.00, the Noon Buying Rate in effect on December 30, 2016 for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.
(2)	Basic earnings per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.
(3)	Dilutive earnings per share are calculated in a manner consistent with basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common shares were converted into or exercised for common shares. Common shares issuable upon conversion of redeemable convertible preferred shares are potentially dilutive.

Consolidated Balance Sheet Data

	2012		2013		2014		2015		2016		2016(1)
	(In billions of Won and millions of US$, except per common share data)
Assets
Cash and due from banks	~~W~~	13,507	~~W~~	16,473	~~W~~	20,585	~~W~~	22,024	~~W~~	19,181	$15,935
Trading assets		16,654		18,033		24,362		22,638		26,696	22,178
Financial assets designated at fair value through profit or loss		2,542		3,361		2,737		3,244		3,416	2,838
Derivative assets		2,171		1,717		1,568		1,995		3,003	2,495
Loans, net		200,289		205,723		221,618		246,441		259,011	215,179
Available-for-sale financial assets		36,284		33,597		31,418		33,966		37,663	31,289
Held-to-maturity financial assets		11,660		11,031		13,373		16,192		19,805	16,454
Property and equipment, net		3,108		3,214		3,147		3,055		3,146	2,613
Intangible assets, net		4,195		4,226		4,153		4,266		4,227	3,511
Investments in associates		299		329		342		393		354	294
Current tax receivable		14		6		11		10		13	10
Deferred tax assets		100		196		228		164		641	533
Investment properties, net		779		690		268		209		353	293
Other assets, net		13,283		12,451		14,203		15,947		18,167	15,094
Assets held for sale		54		243		9		4		4	4

Total assets	~~W~~	304,939	~~W~~	311,290	~~W~~	338,022	~~W~~	370,548	~~W~~	395,680	$328,720

Liabilities
Deposits	~~W~~	173,296	~~W~~	178,810	~~W~~	193,710	~~W~~	217,676	~~W~~	235,138	$195,346
Trading liabilities		1,371		1,258		2,689		2,135		1,977	1,642
Financial liabilities designated at fair value through profit or loss		4,822		5,909		8,996		8,916		9,234	7,671
Derivative liabilities		1,904		2,019		1,718		2,599		3,528	2,931
Borrowings		19,537		20,143		22,974		21,734		25,294	21,014
Debt securities issued		38,838		37,491		37,335		41,221		44,327	36,825
Liability for defined benefit obligations		222		118		309		226		131	109
Provisions		748		750		694		699		729	606
Current tax payable		254		239		257		142		273	227
Deferred tax liabilities		42		15		10		16		11	9
Liabilities under insurance contracts		13,420		15,662		17,776		20,058		22,377	18,591
Other liabilities		21,574		19,021		21,040		23,313		20,916	17,376

Total liabilities	~~W~~	276,028	~~W~~	281,435	~~W~~	307,507	~~W~~	338,735	~~W~~	363,935	$302,347

	2012		2013		2014		2015		2016		2016(1)
	(In billions of Won and millions of US$, except per common share data)
Equity
Capital stock	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	$2,197
Hybrid bond		537		537		537		737		498	414
Capital surplus		9,887		9,887		9,887		9,887		9,887	8,214
Capital adjustments		(393)		(393)		(393)		(424)		(458)	(381)
Accumulated other comprehensive income		980		673		638		305		(102)	(85)
Retained earnings		12,714		14,189		15,869		17,690		18,640	15,486

Total equity attributable to equity holders of the Group		26,370		27,538		29,184		30,840		31,110	25,845
Non-controlling interest		2,541		2,317		1,331		973		635	528

Total equity	~~W~~	28,911	~~W~~	29,855	~~W~~	30,515	~~W~~	31,813	~~W~~	31,745	$26,373

Total liabilities and equity	~~W~~	304,939	~~W~~	311,290	~~W~~	338,022	~~W~~	370,548	~~W~~	395,680	$328,720

Note:

(1)	Won amounts are expressed in U.S. Dollar at the rate of ~~W~~1,203.7 to US$1.00, the Noon Buying Rate in effect on December 30, 2016 for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

Dividends

	Year Ended December 31,
	2012		2013		2014		2015		2016
	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	~~W~~	700	~~W~~	650	~~W~~	950	~~W~~	1,200	~~W~~	1,450
In U.S. Dollars(1)		$0.66		$0.62		$0.87		$1.03		$1.20
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	5,580	~~W~~	5,580	~~W~~	5,580	~~W~~	5,580	~~W~~	N/A
In U.S. Dollars(1)		$5.25		$5.29		$5.12		$4.77	$	N/A

Note:

(1)	Won amounts for 2012, 2013, 2014, 2015 and 2016 are expressed in U.S. Dollar at the rate of ~~W~~1,063.2, ~~W~~1,055.3, ~~W~~1,090.9, ~~W~~1,169.3 and ~~W~~1,203.7 respectively, to US$1.00, the Noon Buying Rate in effect on December 31, 2012, 2013, 2014, 2015 and December 30, 2016, respectively, for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

Selected Statistical Information

Profitability Ratios and Other Data

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	0.82%	0.66%	0.68%	0.69%	0.73%
Average total Group stockholders’ equity(1)	8.83	7.03	7.25	7.87	8.97
Dividend payout ratio(2)	16.77	19.47	24.66	27.21	25.62
Net interest spread(3)	2.11	1.95	1.93	1.78	1.83
Net interest margin(4)	2.57	2.36	2.31	2.08	2.06
Efficiency ratio(5)	85.98	88.25	87.31	88.15	88.73
Cost-to-income ratio(6)	47.45	52.41	55.32	52.74	51.34
Cost-to-average assets ratio(1)(7)	6.54	6.48	6.09	6.56	6.45
Equity to average asset ratio(1)(8)	9.31	9.43	9.36	8.72	8.14

Notes:

(1)	Average total assets (including average interest-earning assets), liabilities (including average interest-bearing liabilities) and stockholder’s equity are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Represents the ratio of total dividends declared on common and preferred stock and hybrid bonds as a percentage of net income attributable to the Group.
(3)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income. Efficiency ratio is used as a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2012		2013		2014		2015		2016
	(In billions of Won, except percentages)
Non-interest expense (A)	~~W~~	19,802	~~W~~	20,100	~~W~~	19,733	~~W~~	23,368	~~W~~	24,957

Divided by
The sum of net interest income and non-interest income (B)		23,031		22,776		22,601		26,509		28,127
Net interest income		6,980		6,605		6,790		6,693		7,205
Non-interest income		16,051		16,171		15,811		19,816		20,922
Efficiency ratio ((A) as a percentage of (B))		85.98%		88.25%		87.31%		88.15%		88.73%

(6)	Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(7)	Represents the ratio of non-interest expense to average total assets.

(8)	Represents the ratio of average stockholders’ equity to average total assets.

Asset Quality Ratios

	As of December 31,
	2012		2013		2014		2015		2016
	(In billions of Won, except percentages)
Total gross loans	~~W~~	202,916	~~W~~	207,987	~~W~~	223,879	~~W~~	248,429	~~W~~	261,004
Total allowance for loan losses	~~W~~	2,800	~~W~~	2,476	~~W~~	2,501	~~W~~	2,318	~~W~~	2,361
Allowance for loan losses as a percentage of total loans		1.38%		1.19%		1.12%		0.93%		0.90%
Impaired loans(1)	~~W~~	2,658	~~W~~	2,386	~~W~~	2,127	~~W~~	1,902	~~W~~	1,804
Impaired loans as a percentage of total loans		1.31%		1.15%		0.95%		0.77%		0.69%
Allowance as a percentage of impaired loans		105.34%		103.77%		117.58%		121.87%		130.86%
Total non-performing loans(2)	~~W~~	1,695	~~W~~	1,197	~~W~~	1,286	~~W~~	1,333	~~W~~	1,174
Non-performing loans as a percentage of total loans		0.84%		0.58%		0.57%		0.54%		0.45%
Allowance as a percentage of total assets		0.92%		0.80%		0.74%		0.63%		0.60%

Notes:

(1)	Impaired loans include (i) loans for which the borrower has defaulted under Basel standards applicable during the relevant period and (ii) loans that qualify as “troubled debt restructurings” applicable during the relevant period.
(2)	Non-performing loans are defined as loans, whether corporate or retail, that are past due more than 90 days.

Capital Ratios

	As of December 31,
	2012	2013	2014	2015	2016
	(Percentages)
Group BIS ratio(1)	12.46%	13.43%	13.05%	13.39%	15.00%
Total capital adequacy ratio of Shinhan Bank	15.83	16.29	15.43	14.75	15.70
Adjusted equity capital ratio of Shinhan Card(2)	27.43	30.41	29.69	28.88	26.23
Solvency ratio for Shinhan Life Insurance(3)	287.70	253.06	230.69	204.19	178.28

Notes:

(1)	Under the guidelines of the Financial Services Commission applicable to financial holding companies, the minimum requisite capital ratio applicable to us is the Bank for International Settlement (“BIS”) ratio of 8%. This computation is based on our consolidated financial statements in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”
(2)	Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Services Commission for credit card companies. Under these guidelines, a credit card company is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on the consolidated financial statements of the credit card company prepared in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Credit Card Companies — Capital Adequacy.”
(3)	Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the guidelines issued by the Financial Services Commission for life insurance companies. Under these guidelines, Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Insurance Companies — Capital Adequacy.”

The Financial Services Commission regulations require that capital ratios be computed based on our consolidated financial statements under IFRS and regulatory guidelines. The following table sets forth our capital ratios computed on the basis of our consolidated financial statements under IFRS and the regulatory guidelines of the Financial Services Commission.

	As of December 31,
	2014		2015		2016
	(In millions of Won, except percentages)
Risk-weighted assets	~~W~~	198,832,860	~~W~~	203,274,542	~~W~~	198,642,643
Total risk-adjusted capital	~~W~~	25,937,968	~~W~~	27,216,448	~~W~~	29,786,515
Tier I capital	~~W~~	22,174,353	~~W~~	23,194,191	~~W~~	26,210,420
Tier I common equity capital	~~W~~	20,678,971	~~W~~	21,882,816	~~W~~	25,325,054
Capital adequacy ratio (%)		13.05%		13.39%		15.00%
Tier I capital adequacy ratio (%)		11.15%		11.41%		13.19%
Common equity capital adequacy ratio (%)		10.40%		10.77%		12.75%

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2012	1,063.2	1,119.6	1,185.0	1,063.2
2013	1,055.3	1,094.6	1,161.3	1,050.1
2014	1,090.9	1,054.0	1,117.7	1,008.9
2015	1,169.3	1,133.7	1,196.4	1,063.0
2016	1,203.7	1,160.5	1,242.6	1,090.3
October	1,146.5	1,128.2	1,146.5	1,104.9
November	1,175.9	1,162.7	1,181.6	1,131.4
December	1,203.7	1,183.1	1,212.2	1,161.7
2017 (through April 14)	1,136.7	1,133.7	1,207.2	1,108.3
January	1,151.5	1,179.1	1,207.2	1,151.5
February	1,129.2	1,140.5	1,154.5	1,129.2
March	1,117.5	1,133.9	1,140.8	1,108.3
April (through April 14)	1,136.7	1,133.0	1,147.8	1,117.7

Source: Federal Reserve Board

Note:

(1)	The average rate for annual and interim periods were calculated by taking the simple average of the Noon Buying Rates on the last day of each month during the relevant period. The average rates for the monthly periods (or portion thereof) were calculated by taking the simple average of the daily Noon Buying Rates during the relevant month (or portion thereof).

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. Dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. Dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. Dollars are based on the Noon Buying Rate in effect on December 30, 2016, which was ~~W~~1,203.7 to US$1.00. On April 14, 2017, the Noon Buying Rate in effect was ~~W~~1,136.7 to US$1.00.

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

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowances for loan losses and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. For example, in 2011 and 2012, the continuing slump in the real estate market and the shipbuilding industry led to increased delinquency among our corporate borrowers in the construction, real estate leasing, shipbuilding and shipping industries, and in certain cases, even insolvency, workouts, recovery proceedings and/or voluntary arrangements with creditors, as was the case for the current and former member companies of the STX Group, Keangnam Enterprises Co., Ltd., Dongbu Steel Co., Ltd., Sambu Construction Co., Ltd. and Hanjin Heavy Industries & Construction Co., Ltd. During the same period, the sustained slump in the real estate market also led to increased delinquency among our retail borrowers, and in particular, borrowers with collective loans for pre-sale of newly constructed apartment units.

Accordingly, Shinhan Bank’s delinquency ratio (based on delinquency of one or more month and net of charge-offs and loan sales) increased from 0.48% as of December 31, 2010 to 0.60% as of December 31, 2011 and 0.61% as of December 31, 2012. However, primarily due to a modest rebound in the housing market and Shinhan Bank’s active efforts to reduce its exposure to such troubled industries and other at-risk borrowers through preemptive risk management policies and increased lending to borrowers with high-quality credit profiles as part of Shinhan Bank’s strategic initiative to improve its asset quality, Shinhan Bank’s delinquency ratio decreased to 0.39% as of December 31, 2013 and 0.31% as of December 31, 2014, remained stable at 0.33% as of December 31, 2015 and further decreased to 0.28% as of December 31, 2016. There is no assurance, however, that Shinhan Bank will not experience further loan losses from borrowers in the troubled industries since the quality of loans to such borrowers may further deteriorate due to the continued slump in these industries or for other reasons. As for Shinhan Card, its delinquency ratio under the Financial Services Commission guidelines increased from 2.27% as of December 31, 2011 to 2.64% as of December 31, 2012 largely as a result of an increase in its assets, before stabilizing and decreasing to 2.15%, 2.18%, 1.69% and 1.68% as of December 31, 2013, 2014, 2015 and 2016, respectively, largely as a result of its enhanced preemptive risk management and controlled asset growth as well as the sale of large non-performing loans to improve its asset quality.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2016, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 42 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

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

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. In addition, the Government regulations adopted in 2012 mandating lower merchant fees chargeable to small- and medium-sized enterprises (which are subject to revision every three years) and the Government guidelines issued in 2013 suggesting lower standard interest rates for cash advances and card loans have reduced, and are likely to continue to limit, the revenues of credit card companies, including Shinhan Card. Beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized enterprises went into effect, placing downward pressure on Shinhan Card’s results of operations for 2016 and beyond. In addition, due to the implementation of the Improper Solicitation and Graft Act on September 28, 2016, revenue growth for corporate cards and service related industries such as dining, floral and entertainment have shown signs of decline. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Hanmi Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005, Chohung Bank’s merger with Shinhan Bank in 2006 and Hana Financial Group’s acquisition of Korea Exchange Bank in 2012 and the resulting merger of Hana Bank and Korea Exchange Bank in September 2015. Moreover, in 2014, pursuant to the implementation of the Government’s privatization plan with respect to Woori Finance Holdings (now merged into Woori Bank) and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the Government’s ownership interest in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group (now BNK Financial Group), respectively. In 2015, the Government decided to sell a 30% to 40% interest in Woori Bank to multiple investors in separate blocks ranging from 4% to 10% each. Since December 2016, Korea Deposit Insurance Corporation has consummated sales transactions with seven institutional investors including Kiwoom Securities, Korea Investment and Securities, Hanwha Life Insurance, Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments and IMM Private Equity for the sale of an aggregate 29.7% interest in Woori Bank in separate blocks. In the securities brokerage sector, Mirae Asset acquired KDB Daewoo Securities in 2016, creating the largest brokerage company in Korea by assets. On June 1, 2016, KB Financial Group completed its acquisition of Hyundai Securities and merged it with its existing brokerage unit, KB Investment & Securities Co, creating the fifth largest brokerage company in Korea by assets. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since July 2015, the Financial Services Commission has provided, through the Korea Financial Telecommunications and Clearings Institute, the integrated automatic payment transfer management service, which allows account holders to search for, terminate or modify automatic payments they have set up with financial institutions participating in such service (currently including banks, securities companies and other financial institutions such as The Post Office, Korean Federation of Community Credit Cooperatives, National Credit Union Federation of Korea, Mutual Savings Bank and National Forestry Cooperative Federation). In addition, the Financial Services Commission began providing the integrated account management service from December 2016, which allows account holders to search for detailed information of their bank accounts opened in banks participating in such service, close small-sum inactive accounts (i.e., accounts with no transaction activity during the previous one year period) and transfer the balance in such accounts to other accounts. Since their introduction, the integrated automatic payment transfer management and integrated account management services have gained widespread acceptance, evidenced by the fact that, as of December 31, 2016, approximately 25% of the adult population are using either of these services.

Furthermore, effective March 2016, the Financial Services Commission introduced the individual savings account (“ISA”) system, as part of its efforts to lower the regulatory barrier between the banking and securities sectors. The ISA is an integrated account that enables account holders to manage a number of different financial products, including cash deposits, funds and securities investment accounts, from a single account, the income from which will be eligible for tax benefits. Since this new system does not allow an individual to hold multiple ISA accounts, competition among banks and securities firms to retain existing customers and attract new customers is expected to intensify. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations and may lead to significant changes in the current Korean financial market. As a result, Shinhan Bank may face difficulties in increasing or retaining its deposits, which in turn may result in an increase in its cost of funding and a decrease in its settlement and remittance service fee revenue.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. Also, widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to the competitive threat faced by existing credit card service providers, including our credit card subsidiary. In 2015, the Government announced its plans to allow Internet-only banks to operate in Korea. On December 14, 2016, the Financial Services Commission granted KT consortium’s K-Bank with its banking services license and stated that its review of a banking services license for Kakao consortium’s Kakao Bank would be finished by March 2017. K-Bank began operations in April 2017, and Kakao Bank is expected to launch during the first half of 2017. Internet-only banks may have advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, whose minimum requirements were phased in sequentially from December 1, 2013 through full implementation by January 1, 2015, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission is currently implementing the Basel III requirements relating to liquidity coverage ratio and capital conservation buffer, each of which will be fully phased in by January 1, 2019. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee on Banking Supervision (the “Basel Committee”), the capital ratio as required by the Basel Committee. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank are required to maintain an additional capital buffer of 0.25% starting on January 1, 2016, with such buffer to increase by 0.25% annually to 1.00% by January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. However, there is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, effective January 1, 2015, we and our banking subsidiaries in Korea are required to maintain a minimum common equity Tier I capital adequacy ratio of 4.5%, a Tier I capital adequacy ratio of 6.0% and a total capital (BIS) ratio of 8.0%. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. In addition, as further described below, Shinhan Bank is also required to maintain a capital conservation buffer and additional capital as a domestic systemically important bank and may be required to maintain a countercyclical capital buffer. Also, our subsidiaries Shinhan Card, Shinhan Life Insurance and Shinhan Investment are required to maintain a consolidated adjusted equity capital ratio of 8.0%, a solvency ratio of 100% and a net equity ratio of 100%, respectively.

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

In order to implement the capital requirements under Basel III in Korea, the Regulation on the Supervision of the Banking Business was amended, effective December 1, 2013. Under the amended Regulation on the

Supervision of the Banking Business, effective from January 1, 2015, commercial banks in Korea are required to maintain a minimum common equity Tier I ratio of 4.5%, a minimum Tier I capital ratio of 6.0% and a minimum total capital (BIS) ratio of 8.0%. The Regulation on the Supervision of the Banking Business was further amended on December 26, 2014, to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019. Capital conservation buffer requirements are also being phased in from January 1, 2016 in increments of 0.625% annually, to the effect that commercial banks in Korea will be required to maintain a capital conservation buffer of 2.5% as of January 1, 2019. If a commercial bank fails to maintain such capital conservation buffer requirements, such bank will be subject to certain restrictions relating to its use of income, such as distributing dividends and purchasing treasury stock. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group, Shinhan Bank and Jeju Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, for 2017. According to the instructions of the Financial Services Commission, domestic systematically important banks including the Bank are required to maintain an additional capital buffer of 0.25% starting on January 1, 2016, with such buffer to increase by 0.25% annually to 1.00% by January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%, and the Financial Supervisory Service is expected to maintain the countercyclical capital buffer requirement at 0% for the first quarter of 2017.

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

For example, Basel III includes an international framework for liquidity risk measurement, standards and monitoring, as noted above, including a new minimum liquidity standard, known as the liquidity coverage ratio, which is designed to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and speedily converted into cash in the private marketplace to survive a significant stress scenario lasting 30 calendar days. The liquidity coverage ratio is computed as (a) the value of a banking organization’s HQLA, divided by (b) its total expected net cash outflows over the next 30 calendar days under stress scenarios. The minimum liquidity coverage ratio is 100%. In January 2013, the Basel Committee released a revised formulation of the liquidity coverage ratio, one of two quantitative liquidity measures approved in December 2010 as part of Basel III. The Basel Committee extended the timetable for full phase-in of the liquidity coverage ratio to the effect that the minimum liquidity coverage ratio was set at 60% as of January 1, 2015 and thereafter rises in annual increments of 10% so that the minimum liquidity coverage ratio will be 100% as of January 1, 2019. In December 2014, the Financial Services Commission promulgated regulations to implement the liquidity requirements of Basel III, including raising the minimum liquidity coverage ratio to 80% as of January 1, 2015 and thereafter by annual increments of 5% so that the minimum liquidity coverage ratio for commercial banks in Korea will be 100% as of January 1, 2019.

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

Of particular importance is the change in the base and market interest rates. Since 2009, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015, 1.50% in June 2015, and further reduced such rate to the historic low of 1.25% in June 2016, which has since remained unchanged. Interest rate movements, in terms of magnitude and timing as well as their relative impacts on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) increase at a slower pace or by a thinner margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average term of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, a decrease in the base interest rates tends to decrease our net interest margin while an increase in the base interest rates tends to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our financial condition and results of operations, could suffer significantly.

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

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Our loans (before allowance for loan losses and deferred loan origination costs and fees) to such enterprises amounted to ~~W~~59,889 billion as of December 31, 2014, ~~W~~67,336 billion as of December 31, 2015 and ~~W~~71,757 billion as of December 31, 2016, representing 26.8%, 27.1% and 27.5%, respectively, of our total loan portfolio as of such dates.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through conservative lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2014, 2015 and 2016, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~322 billion, ~~W~~308 billion and ~~W~~362 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.53%, 0.46% and 0.51%, respectively. If the ongoing difficulties in the Korean or global economy were to continue or aggravate, the delinquency ratio for our loans to small- and medium-sized enterprises may rise.

Of particular concern is our significant exposure to enterprises in the real estate and leasing and construction industries. As of December 31, 2016, Shinhan Bank had outstanding loans (before allowance for loan losses and deferred loan origination costs and fees) to enterprises in the real estate and leasing and construction industries

(many of which are small- and medium-sized enterprises) of ~~W~~19,729 billion and ~~W~~2,482 billion, respectively, representing 8.9% and 1.1%, respectively, of its total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which have yet to stage a meaningful turnaround, and those in the petrochemical industries, which have recently been facing challenges due to declining fuel prices.

The enterprises in the real estate development and construction industries in Korea, which are heavily concentrated in the housing market, continue to experience difficulties amid slowing real estate demand despite a moderate recovery in recent years, largely due to a combination of factors including the Government’s policy measures to stabilize the real estate market, oversupply of residential property, ongoing economic sluggishness in Korea and globally and the demographic changes in the Korean population. We also have limited exposure to real estate project financing, particularly by construction companies that have built residential units in provinces outside the metropolitan Seoul area, which have experienced a relatively low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a key source for liquidity and cash flow.

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

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2016, the secured portion of Shinhan Bank’s loans (before allowance for loan losses and deferred loan origination costs and fees) amounted to ~~W~~101,758 billion, or 48.8% of its total loans. There is no assurance that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 40% to 70% of the appraised value of the collateral and to periodically re-appraise such collateral. However, if the real estate market in Korea experiences a downturn, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take 10 to 14 months from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. There can be no assurance that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated largely in the construction of residential complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. As of December 31, 2016, the total outstanding amount of Shinhan Bank’s real estate project financing-related exposure was ~~W~~1.6 trillion, which represents a decrease over the years as Shinhan Bank has actively reduced new exposures in this area in light of the sustained downturn in the Korean real estate market. However, if defaults were to significantly increase under our existing loans to real estate development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, this may have an adverse effect on our business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of Shinhan Bank’s 10 largest corporate exposures as of December 31, 2016, two were companies that are or were members of the main debtor groups as identified by the Governor of the Financial Supervisory Service, which are largely comprised of chaebols. As of such date, the total amount of Shinhan Bank’s exposures to the main debtor groups was ~~W~~19,589 billion, or 13.2%, of its total exposures. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group amounted to ~~W~~4,197 billion, or 2.8%, of its total exposures. Largely due to the continued stagnation in the shipbuilding industry, current and former member companies of the STX Group, one of the leading conglomerates in Korea, entered into voluntary arrangements in 2013 with their creditors (including Shinhan Bank) to improve their credit situation, and STX Offshore & Shipbuilding and STX Heavy Industries, two of the STX Group’s member companies, recently filed for court receivership in May 2016 and July 2016, respectively. Due to stagnation in the construction industry, Keangnam Enterprises Co., Ltd., a large construction company in Korea, also entered into workout proceedings in 2013 and subsequently filed for recovery proceedings in March 2015. Dongbu Steel Co., Ltd. and Sambu Construction Co., Ltd. also experienced significant hardship and entered into workout or recovery proceedings in 2015. In October 2015, creditors of Daewoo Shipbuilding & Marine Engineering Co., Ltd., led by Korea Development Bank, announced a restructuring plan that included cash injection and additional loans totaling ~~W~~4.2 trillion and extensive streamlining measures, and in November 2016, Korea Development Bank agreed to swap ~~W~~1.8 trillion of debt to equity and the Export-Import Bank of Korea agreed to issue ~~W~~1 trillion of perpetual bonds. Amidst continued deterioration of Daewoo Shipbuilding & Marine Engineering Co., Ltd.’s financial conditions, in March 2017, Korea Development Bank and the Export-Import Bank of Korea further agreed to provide an additional ~~W~~2.9 trillion in loans and swap ~~W~~1.6 trillion of debt to equity, provided that other creditors and bondholders agree to certain debt-to-equity swaps and extension of maturities. In January 2016, Hanjin Heavy Industries & Construction Co., Ltd. entered into voluntary restructuring agreements with its creditors due to liquidity shortage in the wake of prolonged industry slowdown. Partly as a result of its active past efforts to reduce exposure to the shipbuilding and construction sectors, Shinhan Bank currently has limited exposure to the aforementioned troubled companies. However, if the credit quality of Shinhan Bank’s exposure to large corporations, including those in the main debtor groups, declines, Shinhan Bank may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect its financial condition, results of operations and capital adequacy. Shinhan Bank cannot assure you that the allowances it has established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

A limited number of the main debtor groups to which Shinhan Bank has credit exposure are subject to restructuring programs or are otherwise making significant efforts to improve their financial conditions, such as by obtaining intragroup loans and entering into agreements to further improve their capital structures. There is no assurance that there will not be future restructuring with Shinhan Bank’s major corporate customers or that such restructuring will not result in significant losses to Shinhan Bank with less than full recovery. In addition, if the Government decides to pursue an aggressive restructuring policy with respect to distressed companies, Korean commercial banks, including Shinhan Bank, may face a temporary rise in delinquencies and intensified pressure for additional provisioning. Furthermore, bankruptcies or financial difficulties of large corporations, including chaebol groups, may have the adverse ripple effect of triggering delinquencies and impairment of Shinhan Bank’s loans to small- and medium-sized enterprises that supply parts or labor to such corporations. If Shinhan Bank experiences future losses from its exposure to large corporations, including chaebol groups, it may have a material adverse impact on Shinhan Bank’s business, financial condition and results of operations. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to Main Debtor Groups.”

The asset quality of our retail loan portfolio may deteriorate.

In recent years, consumer debt, including lending to households and small unincorporated businesses, has continued to increase in Korea. Shinhan Bank’s portfolio of retail loans is comprised of two principal product types, namely secured retail loans (which are primarily comprised of mortgage and home equity loans secured by real estate) and general purpose loans (which are unsecured loans and tend to carry a higher credit risk). As of December 31, 2016, Shinhan Bank’s retail loan portfolio (before allowance for loan losses and deferred loan origination costs and fees) was ~~W~~97,306 billion, or 44.1% of its total loans outstanding. As of December 31, 2014, 2015 and 2016, Shinhan Bank’s non-performing retail loans were ~~W~~141 billion, ~~W~~148 billion and ~~W~~157 billion, respectively, representing non-performing loan ratios (net of charge-offs and loan sales) of 0.18%, 0.16% and 0.16%, respectively.

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

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the notes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2016, we had aggregate guarantees and acceptances of ~~W~~14,392 billion, for which we provided allowances for losses of ~~W~~78.5 billion. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

As of December 31, 2014, 2015 and 2016, Shinhan Card’s interest-earning credit card assets amounted to ~~W~~20,550 billion, ~~W~~21,323 billion and ~~W~~22,765 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

On December 14, 2016, the Financial Services Commission granted KT consortium’s K-Bank with its banking services license and stated that its review of a banking services license for Kakao consortium’s Kakao Bank would be finished by March 2017. K-Bank began operations in April 2017, and Kakao Bank is expected to launch during the first half of 2017. Internet-only banks are expected to become major competitors to Shinhan Card in various business areas, particularly in the mid-term interest loan market. In addition, with the rapid growth of online service providers and technology companies providing virtual payment services, more competitors are entering the financial payments industry, creating a new paradigm in the payments market and changing the competitive landscape. New competitors, including Kakao Corp., NAVER and Samsung Electronics, have introduced new payment methods which are now competing with Shinhan Card’s payment model AppCard.

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

Prolonged periods of declining or low interest rates may reduce or turn negative our investment margin on savings insurance products and result in an increase in the valuation of our liabilities associated with these products.

We, principally through Shinhan Life Insurance, offer fixed rate insurance policies such as savings insurance products that include guaranteed benefits. These products expose us to the risk that changes in interest rates will reduce our investment margin, which is the difference between the amounts that we are required to pay under the contracts and the rate of return we earn on investments intended to support obligations under such contracts. During periods of declining or low interest rates, we may have to invest insurance cash flows and reinvest the cash flows we received as interest or return of principal on our investments in lower yielding instruments. In addition, during periods of declining or low interest rates, fixed rate policies may become relatively more attractive investments to consumers. This could result in an increase in payments we are required to pay on such products and higher percentage of such products remaining in-force from year to year, during a period when our new investments carry lower returns. During periods of sustained lower interest rates, our reserves for policy liabilities may not be sufficient to meet future policy obligations and may need to be strengthened.

Significantly lower or negative investment margins may cause us to accelerate amortization, thereby reducing net income in the affected reporting period and potentially negatively affecting our credit instrument covenants or rating agency assessment of our financial condition. In addition, under IFRS 17, which is expected to become effective beginning 2021, insurance contract liabilities will be calculated in terms of market value (as the present value of future insurance cash flows with a provision for risk) instead of book value. As the discount rate will reflect current interest rates rather than book yields, we may have a significantly higher debt balance under IFRS 17 due to higher insurance liabilities, thereby resulting in a decrease in our risk-based capital.

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

Other than the cyber security attack in March 2013 as discussed above, we have not experienced any material security breaches in the past, including any similar large scale leakage of customer information. In order to minimize the risk of security breaches related to customer and our other proprietary information, we have taken a series of group-wide preventive measures, such as the adoption and implementation of a best-in-class information security system and reinforcement of internal control measures. We are fully committed to maintaining the highest standards of cyber security and consumer protection measures and upgrading them continually. We have implemented the ISO 27001-certified security management system for us and all our subsidiaries, and we have obtained the Information Security Management System certification for most of our subsidiaries. We believe such certifications represent third-party validations that we are in compliance with best-in-class international standards on matters of information security. Our security management system continuously monitors for signs of potential cyber-attacks and is designed to provide early warning alerts to enable prompt action by us. In order to prevent intentional and accidental security issues by our employees, we have created a violation monitoring system, reinforcing our security measures by preemptively identifying various scenarios of threats and by collecting and analyzing different types of data that allows us to quickly identify any potential security violations. Moreover, we established a new information security lab to build a continuous security research and development system to respond to hacking and other cyber threats. Through these measures, we are developing technical capabilities necessary to respond to the latest security threats. We also provide intensive employee training to our information technology staff and other employees on cyber security and have adopted advanced security infrastructure (including through hiring a highly competent team of information security experts) for online financial services such as mandatory website certification and keyboard security functions. In addition, in compliance with applicable regulations we currently carry insurance to cover cyber security breaches up to ~~W~~2 billion in relation to our banking business and up to ~~W~~3 billion in the aggregate and up to ~~W~~1 billion per incident for our securities investment business and have set aside a reserve of ~~W~~1 billion for our credit card business. In addition, in light of the growing use of smart phones and other mobile devices to access financial services, we have implemented security measures (including encryptions and service terminal monitoring) to provide a secure mobile banking service as well as to prevent illegal leakage or sharing of customer data and otherwise enhance customer privacy. We are also keenly aware of the litigation and regulatory sanctions risks that may arise from security breaches and are aggressively reinforcing a group-wide culture that stresses safety and good custodianship as among our highest priorities. Furthermore, we are actively taking steps to implement preventive and other steps recommended or required by the regulatory authorities in relation to actual and potential financial scams. However, given the unpredictable and continually evolving nature of cyber security threats due to advances in technology or other reasons, there is no assurance that, notwithstanding our best efforts at maintaining the best-in-class cyber security systems, we will not be vulnerable to major cyber security attacks in the future.

The public is developing heightened awareness about the importance of keeping their personal data private, and the financial regulators are placing greater emphasis on data protection by financial service providers. For example, under the Personal Information Protection Act, as amended in March 2016, financial institutions, as personal information manager, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically request or permit the management of resident registration numbers. Further, under the Use and Protection of Credit Information Act, as amended in March 2015, a financial institution has a higher duty to protect all information that it collects from its customers and to treat such information as credit information. Such regulations have considerably restricted a financial institution’s ability to transfer or provide the information to its affiliate or holding company, and treble damages can be imposed on a financial institution for a leakage of such information. In addition, under the Electronic Financial Transaction Act, as last amended in January 2016, a financial institution is primarily responsible for compensating its customers harmed by the financial institution’s cyber security breach, even if the breach is not directly attributable to the financial institution. We maintain an integrated system that closely monitors customer information to ensure compliance with data protection laws and regulations.

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

Partly as a result of these efforts, Shinhan Card did not receive any claims in 2016 in relation to voice phishing but nonetheless reserved as other provisioning ~~W~~0.11 billion to cover potential liability. Accordingly, we do not believe that any currently outstanding claims in relation to voice phishing will have a material adverse impact on our business, financial condition or results of operations. Additionally, other than voice phishing incidents and the recent cyber security attacks as discussed above, we have not experienced any material security breaches in the past. However, given continual advances in technology and the increasing sophistication of the financial scammers, there is no assurance that we will be able to prevent future financial scams or that the frequency and scope of financial scams will not rise. If financial scams involving us and our subsidiaries were to continue or to become more prevalent, it may result in compensation for any losses suffered by victims thereof, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, compliance with the present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of our preventive measures, any of which may have a material adverse effect on our business, results of operations and financial condition.

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

Upon implementation of the Government-proposed Financial Consumer Protection Act (currently pending at the National Assembly for review of the bill), financial instrument distributors will be subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution system, increased liability for damages borne by direct financial instrument distributors and newly imposed penalty surcharges. We may also become subject to other restrictions on our operations as a result of future changes in laws and regulations, including more stringent liquidity and capital requirements under Basel III, which are being adopted in phases in Korea in consideration of, among others, the pace and scope of international adoption of such requirements. Any of these regulatory developments may have a material adverse effect on our ability to expand operations or adequately manage our risks and liabilities. For further details on the principal laws and regulations applicable to us as a holding company and our principal subsidiaries, see “Item 4.B. Business Overview — Supervision and Regulation.”

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

For example, the Government has taken and is taking various initiatives to support small- and medium-sized enterprises and low-income individuals, who were disproportionately affected by the downturn in the Korean and global economy in the late 2000s and have yet to fully recover. As part of these initiatives, the Financial Supervisory Service has recently encouraged banks in Korea to increase lending to small- and medium-sized enterprises in order to ease the financial burden on such enterprises amid sluggish economic recovery, and in February 2016, the Bank of Korea announced that it would increase support for loans to small- and medium-sized enterprises by ~~W~~9 trillion in anticipation of growing liquidity difficulties among such enterprises in light of the sustained sluggishness of the general economy and to stimulate trade exports, infrastructure investments and entrepreneurial efforts. The financial regulators have also adopted several measures designed to improve certain lending practices of the commercial banks which practices were perceived as having an unduly prohibitive effect on extending loans to small- to medium-sized enterprises.

In addition, as a way of supporting the Government’s initiative to assist promising start-ups and venture companies, in February 2015, the financial regulators announced that they would encourage the banks in Korea to increase lending to technology companies in the small- to medium-sized enterprise segment by an annual target of ~~W~~20 trillion and to enhance technology-related credit review capabilities. Pursuant to these initiatives, the total lending to technology companies in the small- to medium-sized enterprise segment, on a cumulative basis, reached ~~W~~32.6 trillion in 2015 and ~~W~~58.4 trillion in 2016. In January 2017, the Financial Services Commission announced that it would further encourage lending to technology companies with a goal of reaching total lending, on a cumulative basis, of ~~W~~80 trillion by the end of 2017. As of December 31, 2016, Shinhan Bank’s total lending to technology companies reached, on a cumulative basis, ~~W~~9.5 trillion.

Furthermore, in response to an increasing level of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Financial Services Commission announced in February 2014 that it plans to increase the proportion of fixed interest rate loans and installment principal repayment-based loans within the total housing loans extended by commercial banks (which loans have historically been, for the most part, variable interest rate loans with the entire principal being repaid at maturity, which is usually rolled over on an annual basis). According to this plan, the target proportion for fixed interest rate loans was set at 20%, 35%, 37.5% and 40% and the target proportion for installment principal repayment-based housing loans was set at 20%, 35%, 40% and 45%, each by the end of 2014, 2015, 2016 and 2017, respectively. Amid concerns about increasing household debt, the target proportion for fixed interest rate loans for 2016 and 2017 were increased to 40% and 45%, respectively, and the target proportion for installment principal repayment-based housing loans for 2016 and 2017 were increased to 45% and 55%, respectively. In addition, an expanded tax deduction limit for interest repayment is granted for loans with maturity of 10 years or more (compared to 15 years or more prior to this plan). The Financial Services Commission announced that it would examine whether banks meet their targets on an annual basis.

In furtherance of the policy to expand the proportion of fixed rate housing loans, the Financial Services Commission implemented “Relief Debt Conversion” program from March 24 to March 27, 2015 and from March 30 to April 3, 2015, respectively, under which borrowers of eligible housing loans (namely, loans that have been in existence for one year or more since the original loan date, with no delinquency in the past six months, with principal amounts of ~~W~~500 million or less and for houses valued at ~~W~~900 million or less that are on a floating rate basis and/or an interest payment only basis) might convert such loans to new fixed rate loans in respect of which the borrowers would be required to repay the principal and interest in installment for a term of 10, 15, 20 or 30 years without a grace period, provided that the new loans pass the maximum loan-to-value ratio of 70% (irrespective of the location of the property) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions). The borrowers were allowed to convert the original loans only at the banks that extended such loans. The banks holding the newly converted fixed rate loans are required to sell such loans to Korea Housing Finance Corporation, a government-controlled entity, which will then securitize such loans and issue mortgage-backed securities (backed by such loans) to be purchased by the banks who sold the loans in proportion to the amounts of the loans sold, and the banks will be required to hold such securities for a period of one year, after which the bank can sell or dispose of such securities in the market or otherwise. According to the Financial Services Commission, under this program, approximately 327,000 borrowers converted loans in the aggregate amount of ~~W~~31.7 trillion to fixed rate loans, of which Shinhan Bank accounted for approximately 13.5%. Due in large part to such initiatives, fixed interest rate loans and installment principal repayment-based loans accounted for 41.4% and 43.3%, respectively, of the total housing loans extended by commercial banks in Korea as of September 30, 2016, according to data published by the Government in January 2017. Fixed interest rate and installment principal repayment-based housing loans accounted for 43.7% and 45.4%, respectively, of the housing loans extended by Shinhan Bank as of December 31, 2016, exceeding the Government’s target proportions for 2016.

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

For example, to deal with a growing number of non-performing loans in the wake of the global financial crisis of 2008-2009, the Government sponsored the establishment of United Asset Management Company Ltd. (“UAMCO”) in October 2009 through capital contributions from six major policy and commercial banks, namely Shinhan Bank, Kookmin Bank, KEB Hana Bank, Industrial Bank of Korea, Woori Bank and Nonghyup Bank. The Government originally planned to dispose of UAMCO during 2015 and establish a new company that specializes in corporate restructuring, but the Government scrapped such plans and instead decided to reorganize UAMCO and expand its restructuring business. As part of an effort to strengthen its balance sheet, UAMCO received additional capital contributions in May 2016 from two new shareholders, Korea Development Bank and the Export-Import Bank of Korea, and two of its existing shareholders, Woori Bank and Nonghyup Bank. Shinhan Bank has committed to contribute ~~W~~175 billion of capital to UAMCO, of which ~~W~~85.1 billion has been contributed to date. As of the date hereof, Shinhan Bank holds a 14% equity interest in UAMCO, while seven other policy and commercial banks each hold interests ranging from 2% to 14%.

UAMCO seeks to achieve financial improvement of struggling companies through a wide range of restructuring programs, including debt restructuring, capital injection, asset sales, corporate reorganization, workouts and liquidation and bankruptcy proceedings and is the largest purchaser in Korea of non-performing financial assets generally. Shinhan Bank sold non-performing assets to UAMCO in the amount of ~~W~~326.1 billion, ~~W~~39.1 billion and ~~W~~103.5 billion in 2014, 2015 and 2016, respectively. With an enlarged capital base following the recent capital contributions mentioned above, it is expected that UAMCO will play a more active role in the restructuring of the Korean corporate sector. The Government is also considering an amendment of the Financial Investment Services and Capital Markets Act of Korea to facilitate the business activities of UAMCO.

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

For example, during the early to mid-2000s, the Government adopted several regulatory measures, including in relation to retail banking, to stem a rise in speculation in real estate investments generally and in select areas. Some of the measures undertaken in the past include requiring financial institutions to impose stricter debt-to-income ratio and loan-to-value ratio requirements for mortgage loans for real property located in areas deemed to have engaged in a high level of speculation, raising property tax on real estate transactions for owners of multiple residential units, adopting a ceiling on the sale price of newly constructed housing units and recommending that commercial banks restrain from making further mortgage and home equity lending, among others. In addition, amid a prolonged slump in the housing market in Korea, in April 2013, the Government announced a Real Estate Comprehensive Countermeasure, which provides, among other things, for (i) reduced capital gains tax and (ii) exemption of acquisition tax for first-time homebuyers. In addition, in November 2013, the Government announced a permanent reduction in acquisition tax, with retrospective application from August 2013. Prior to such reduction, acquisition tax was assessed on a differentiated scale based on whether the homebuyer was purchasing a primary home or a secondary home, with the former being assessed an acquisition tax of 2% for the purchase of homes under ~~W~~900 million and 4% for homes exceeding ~~W~~900 million, and the latter being assessed an acquisition tax of 4% regardless of the price of the home. Under the new regulatory structure, the differentiated tax scale for primary homes and secondary homes is eliminated, and all homebuyers are assessed an acquisition tax of 1% for the purchase of homes under ~~W~~600 million, 2% for homes exceeding ~~W~~600 million but less than ~~W~~900 million and 3% for homes exceeding ~~W~~900 million. Furthermore, in February 2014, the Financial Services Commission announced that it plans to increase the proportion of fixed interest rate loans and installment principal repayment-based loans within the total housing loans extended by commercial banks. See “— The Government may encourage targeted lending to certain sectors in furtherance of policy objectives, and we may take this factor into account.” In addition, in order to rationalize the regulations on the housing loans, the Financial Supervisory Service provided administrative instructions in July 2014 that all financial institutions including banks under the Banking Act are subject to the maximum loan-to-value ratio of 70% (irrespective of the location of the property, subject to certain exceptions) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions), from August 1, 2014. The administrative instructions have been extended several times and are effective until July 31, 2017. Furthermore, in December 2014, the National Assembly also passed several bills that are designed to stimulate the real estate market. In November 2016, amid concerns about increasing household debt, the Government announced another Real Estate Comprehensive Countermeasure requiring property buyers in Seoul to retain ownership for a longer period of time and increasing down payments to be made on the property. In January 2017, in order to modernize credit review methods and stabilize the management of household debt, the Financial Services Commission announced the planned introduction of a debt service ratio and a new debt-to-income ratio. Unlike previous debt-to-income ratios, which reflected principal and interest payments on the relevant loan but only reflected interest payments on other loans, debt service ratios will reflect both principal and interest payments on both the relevant loan and other loans and will be used as a self-regulatory reference index in 2017. The new debt-to-income ratio modifies the previous debt-to-income ratio by allowing financial institutions to reasonably take into account factors such as the potential growth of the borrower’s future income and income stability.

While any Government measure that is designed to stimulate growth in the real estate sector may result in growth of, and improved profitability for, our retail lending business (particularly with respect to mortgage and home equity loans) at least for the short term, such measure could also result in unintended consequences, including potentially excessive speculation resulting in a “bubble” for the Korean real estate market and a subsequent market crash. In contrast, any Government measure changing the direction of its stimulative measures (for example, in order to preemptively curtail an actual or anticipated bubble in the real estate market) may result in a contraction of the real estate market, a decline in real estate prices and consequently, a reduction in the growth of, and profitability for, our retail and/or other lending businesses, as well as otherwise have an adverse effect on our business, financial condition and results of operations or profitability. See “— Risks Relating to Our Banking Business — A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.”

We engage in limited settlement transactions involving Iran which may subject us to legal or reputational risks.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces certain laws and regulations (“OFAC Sanctions”) that impose restrictions upon U.S. persons with respect to dealings with or related to certain countries, governments, entities and individuals that are the subject of OFAC Sanctions, including Iran, and maintains a list of specially designated nationals (the “SDN List”), whose assets are blocked and with whom U.S. persons are generally prohibited from dealing. Non-U.S. persons can be held liable for violations of OFAC Sanctions on various legal grounds, such as causing violations by U.S. persons by engaging in transactions completed in part in the United States. The European Union also enforces certain laws and regulations that impose restrictions upon nationals and entities of, and business conducted in, member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such laws and regulations. The United Nations Security Council and other governmental entities also impose similar sanctions.

In August 2016, the government of South Korea authorized Shinhan Bank to act as a settlement bank for Euro-denominated transactions between South Korean and Iranian businesses. Prior to the granting of this permission, payments for business activities were settled only in Korean Won and we did not participate in such settlements. During the remainder of 2016, Shinhan Bank processed three such transactions that resulted in a minimal amount of revenue. We expect that the volume of these transactions and any revenue gained from them will continue to be minimal in 2017 and for the foreseeable future. We are committed to engaging only in lawful activities and in obeying all relevant OFAC and European Union sanctions but cannot guarantee that actions taken by our employees will not violate such sanctions. Moreover, the relaxation of US and European Union sanctions undertaken pursuant to the Joint Comprehensive Plan of Action (“JCPOA”) may “snap-back” into place in the event that Iran fails to comply with its commitments under the JCPOA. As such, we cannot predict with a reasonable degree of certainty whether our Euro-denominated, Iran-related settlement business may become sanctionable. Additionally, changes in U.S. policy regarding Iran may also result in our dealings with Iran becoming sanctionable. Consequently, our activities related to Iran subject us to potential legal or reputational risks.

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

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operations and financial condition are substantially dependent on developments relating to the Korean economy. As Korea’s economy is highly dependent on the health and direction of the global economy, and investors’ reactions to developments in one country can have adverse effects on the securities price of companies in other countries, we are also subject to the fluctuations of the global economy and financial markets. Factors that determine economic and business cycles in the Korean or global economy are for the most part beyond our control and inherently uncertain. In addition to discussions of recent developments regarding the global economic and market uncertainties and the risks relating to us as provided elsewhere in this section, factors that could have an adverse impact on Korea’s economy in the future include, among others:

•	continued volatility or deterioration in Korea’s credit and capital markets;

•	difficulties in the financial sectors in Europe, China and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	declines in consumer confidence and a slowdown in consumer spending and corporate investments;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. Dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi and the overall impact of the referendum in the United Kingdom in June 2016, in which the majority of voters voted in favor of an exit from the European Union (“Brexit”) on the value of the Korean Won), interest rates, inflation rates or stock markets;

•	increasing levels of household debt;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere, as well as increased uncertainty in the wake of Brexit;

•	the economic impact of any pending or future free trade agreements;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	a decrease in tax revenue and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean business groups;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and risk of further attacks by terrorist groups around the world, including the actions of the so-called “Islamic State”;

•	the occurrence of severe health epidemics in Korea and other parts of the world, including the recent Ebola, Middle East Respiratory Syndrome (MERS) and Zika virus outbreaks;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy and the recent diplomatic tension between Korea and China with respect to the deployment of the Terminal High Altitude Area Defense (THAAD) system in Korea;

•	political uncertainty, including political uncertainty related to the impeachment of President Park Geun-hye on March 10, 2017 and resulting special presidential election to be held on May 9, 2017, or increasing strife among or within political parties in Korea, and political gridlock within the government or in the legislature, which prevents or disrupts timely and effective policy making;

•	hostilities or political or social tensions involving oil-producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets;

•	the occurrence of natural or man-made disasters in Korea (such as the sinking of the Sewol ferry in April 2014, which significantly dampened consumer sentiment in Korea for months) and other parts of the world, particularly in trading partners of Korea; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Any future deterioration of the Korean economy could have an adverse effect on our business, financial condition and results of operations.

Tensions with North Korea could have an adverse effect on us, the price of our common shares and our American depositary shares.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-eun has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain.

In addition, there continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Some examples from recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. On January 6, 2016, North Korea announced that it had successfully conducted its first hydrogen bomb test, hours after international monitors detected a 5.1 magnitude earthquake near a known nuclear testing site in the country. The alleged test followed a statement made in the previous month by Kim Jong-un, who claimed that North Korea had developed a hydrogen bomb. On February 7, 2016, North Korea launched a rocket, claimed by them to be carrying a satellite intended for scientific observation. The launch was widely suspected by the international community to be a cover for testing a long-range missile capable of carrying a nuclear warhead. On February 18, 2016, U.S. President Barack Obama signed into law mandatory sanctions on North Korea to punish it for its recent nuclear and missile tests, human rights violations and cyber crimes. The bill, which marks the first measure by the United States to exclusively target North Korea, is intended to seize the assets of anyone engaging in business related to North Korea’s weapons program, and authorizes US$50 million over five years to transmit radio broadcasts into the country and support humanitarian assistance projects. On March 2, 2016, the United Nations Security Council voted unanimously to adopt a resolution to impose sanctions against North Korea, which include inspection of all cargo going to and from North Korea, a ban on all weapons trade and the expulsion of North Korean diplomats who engage in “illicit activities.” Also, on March 4, 2016, the European Union announced that it would expand its sanctions on North Korea, adding additional companies and individuals to its list of sanction targets. In September 2016, North Korea announced that it had successfully tested a nuclear warhead that could be mounted on ballistic missiles. In response, the Government condemned the test, and on November 30 2016, the United Nations Security Council unanimously passed a resolution imposing additional sanctions on North Korea including an annual cap on North Korea’s exports of coal and a prohibition on exports of non-ferrous metals such as copper, nickel, silver and zinc. In March 2017, North Korea launched four midrange missiles aimed at the U.S. military bases in Japan, which landed off the east coast of the Korean peninsula. The United Nations Security Council condemned the launches and expressed its plan to adopt additional measures against the regime. On April 4, 2017, one day before the first meeting between U.S. President Donald Trump and Chinese President Xi Jinping, North Korea launched a ballistic missile which landed off the east coast of the Korean peninsula. In addition to the United Nations Security Council’s condemnation, representatives of the Government and China expressed their plan to impose stronger sanctions on North Korea. On April 15, 2017, North Korea launched another missile which failed when it exploded immediately after liftoff. In response, the Government condemned the launch as a violation of the resolution of the United Nations Security Council and warned that North Korea would have to face punitive consequences if this leads to a future nuclear experiment or launch of an intercontinental ballistic missile.

•	In August 2015, two Korean soldiers were injured in a landmine explosion while on routine patrol of the southern side of the demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both sides. High-ranking officials from North Korea and Korea subsequently met for discussions intending to diffuse military tensions and released a joint statement whereby, among other things, North Korea expressed regret over the landmine explosions that wounded the Korean soldiers.

•	From time to time, North Korea has fired short- to medium-range missiles from the coast of the Korean peninsula into the sea. Recently in March 2015, North Korea fired seven surface-to-air missiles into waters off its east coast in apparent protest of annual joint military exercises being held by Korea and the United States.

•	In December 2013, Jang Sung-taek, a relative of Kim Jong-un, who was widely speculated to be the second in command after Kim Jong-un, was executed on charges of sedition. There are reports that such development may cause further political and social instability in North Korea and/or adoption of more hostile policies that could engender further friction with North Korea and the rest of the world.

•

In April 2013, North Korea blocked Koreans from entering the industrial complex in the border city of Kaesong. In the same month, the United States deployed nuclear-capable carriers in the Korean air and sea space. In September 2013, however, Korea and North Korea reached an agreement and resumed operation of the Kaesong Industrial Complex. In February 2014, the U.S. Congressional Research Service reported that Korea’s approach toward the expansion and internationalization of the Kaesong Industrial Complex could conflict with U.S. legislative efforts to expand its sanctions on North Korea. On February 10, 2016, in retaliation of North Korea’s recent launch of a long-range rocket, Korea announced that it would halt its operations of the Kaesong Industrial Complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. In response, North Korea announced on February 11, 2016 that it would expel all Korean employees from the industrial complex and freeze all Korean assets in the complex. All 280 Korean workers present at Kaesong left hours after the announcement by North Korea, and the complex remains closed as of the date hereof.

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

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2016, and we do not expect to be a PFIC in 2017 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2017 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

Introduction

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the largest financial services provider in Korea (as measured by consolidated total assets as of December 31, 2016) and operate the fourth largest banking business (as measured by consolidated total bank assets as of December 31, 2016) and the largest credit card business (as measured by the total credit purchase volume in 2016) in Korea.

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

We currently have 13 direct subsidiaries and 24 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 18.4 million active customers, which we believe is the largest customer base in Korea, through approximately 26,079 employees at approximately 1,437 network branches group-wide. While substantially all of our revenues have been historically derived from Korea, we aim to serve the needs of our customers through a global network of 165 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Australia, Hong Kong, Vietnam, Cambodia, Kazakhstan, Singapore, Mexico, Uzbekistan, Myanmar, Poland, Indonesia, the Philippines and the United Arab Emirates.

Our registered office and corporate headquarters are located at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513 and our telephone number is +822 6360 3000.

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

More specifically, our key strategic priorities currently include the following:

•	Lead value creation through creative innovation. By generating new ideas that drive global trends, we will strive for a synergy that increases value for both our customers and the Group. In particular, we plan to implement innovative approaches in emerging business sectors such as digital finance, retirement planning and real estate portfolio management, so that we can increase the value of our customers’ assets and develop new drivers of growth for the future.

•	Secure new opportunities for growth with global operations. We will continue to expand into global high growth markets to procure a strong source of growth. To pursue meaningful advancement and move beyond a simple survey of opportunities, we plan to explore various new market entry strategies while establishing a firm presence in local markets.

•	Implement integration and build “One Shinhan” system by reforming the Group’s operating system. We will reform our operating system to (i) provide our customers with a single portal that integrates multiple business lines and (ii) continue developing integrated financial products and services. Through such strategies, we intend to enhance the group’s operational efficiency and proactively accommodate customers’ needs regarding total financial service packages.

•	Optimize risk management preemptively in preparation for low economic growth and external shock. In order to attain sustainable growth in an environment where risk factors are amplified and the threat of financial crises lingers, we plan to take precautionary measures to eliminate negative external factors before they arise. Moreover, we will strengthen our capacity to provide differentiated risk management and exercise our best effort to handle customer data with prudence.

•	Enforce strategic cost-savings. Due to the deterioration of structural profitability, companies in the financial sector must improve their cost structure to survive. We plan to recalibrate our current business portfolio with investments in emerging business sectors and will continue to increase operational efficiency in areas such as business channels, processes and marketing.

•	Establish a strong organizational culture based on the “Shinhan Way.” We will further upgrade our policies and operating system according to our value of “future-oriented compassionate finance.” We aim to further invigorate the group’s creative and proactive culture while nurturing a new generation of leaders based on the “Shinhan Way.”

At the subsidiary level, we plan to implement the following strategies with respect to our core business lines:

•	in commercial banking, our primary objective is to challenge ourselves to reach a new level of excellence and solidifying our position as a leading bank. Commercial banking is our principal business line and has the highest level of profitability in Korea based on its strong risk management capacity. Equipped with an extensive branch network and a broad customer base, our commercial banking business serves as the key sales and distribution channel for the various financial products and services we provide. In 2017, we seek to solidify our brand and market position in commercial banking by strengthening our competitiveness in areas of core competencies by further investing in Shinhan Bank’s “digital transformation” initiative, creating country-specific models as part of our glocalization efforts, enhancing organizational capacity through our client focused “One Shinhan” strategy, strategically reducing costs and rationalizing our distribution of resources including channels and personnel. Our plan is to further optimize risk management to address the volatility of the business environment and to continue reinforcing our commercial banking operations’ high profitability and central role in strengthening group-wide synergy.

•

in the credit card business, our primary objective is to focus on establishing a business model that can respond and adapt to trends and changes in the future. With such goals, we will strive to preemptively address rapid developments in the technology environment such as “fintech” and mobile payment services and overcome the industry’s low structural growth and weakened profitability. To this end, we plan to boost our competitiveness in the mobile payment service market and increase strategic alliances based on our mobile platform. Additionally, through an overall expansion of our credit card business, we aim to diversify revenue models and become even more active in entering overseas markets. We also seek to bolster our customer service by solidifying our industry leadership in the credit card industry and improve profitability by utilizing our resources strategically.

•	in the securities business, our primary objective is to provide the best financial solutions, innovative products and services to our customers. We seek to solidify our position as a comprehensive financial investment service provider, providing leading brokerage and financial advisory services in Korea by continuing organic growth and fostering collaboration among group subsidiaries. In addition, we will continue to cultivate a customer-centric corporate culture. We will actively invest in channel innovation by incorporating our group collaboration efforts including the expansion of branches offering multiple services and accelerating our digital transition efforts. We will also enhance our specialized financial market capabilities by increasing our supply of trendsetting market products and strengthening our investment banking capabilities. Furthermore, to ensure reliable asset management for our customers, we plan to steadily update our risk management and customer profit management capabilities.

•	in the life insurance business, our primary objective is to attain key competitive capabilities to pioneer the new market order. To establish our life insurance program as the standard for the industry, we aim to broaden the reach of our operations to all business sectors and strengthen our execution capacity. Our strategy is to become a leader in the life insurance industry in terms of products, services and profits by offering a differentiated and unique product portfolio, implementing a digital transformation focused business model, strategically reducing costs and rationalizing our distribution of resources including channels and personnel.

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions or formation of joint ventures. Our key acquisitions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation

July 2002	Shinhan Investment Corp.(1)	Securities and investment	Acquisition from the SsangYong Group

August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas

August 2003	Chohung Bank	Commercial banking	Acquisition from creditors

December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders

March 2007	LG Card	Credit card services	Acquisition from creditors

January 2012	Tomato Mutual Savings Bank(3)	Savings bank	Purchase and assumption of assets and liabilities from creditors

January 2013	Yehanbyoul Savings Bank(4)	Savings bank	Acquisition from Korea Deposit Insurance Corporation

Notes:

(1)	Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009.
(2)	In January 2009, SH Asset Management Co., Ltd. and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management Co., Ltd.
(3)	Shinhan Hope Co., Ltd. was established on December 12, 2011, to purchase and assume certain assets and liabilities of Tomato Mutual Savings Bank. On December 28, 2011, Shinhan Hope Co., Ltd. obtained a savings bank license, changed its name to Shinhan Savings Bank and became our direct subsidiary.
(4)	In January 2013, we entered into a share purchase agreement with Korea Deposit Insurance Corporation for the acquisition of Yehanbyoul Savings Bank, a savings bank located in Korea, for ~~W~~45.3 billion, and received regulatory approval to merge Yehanbyoul Savings Bank into our existing subsidiary Shinhan Saving Bank. On April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank being named Shinhan Savings Bank.

ITEM 4.B.	Business Overview

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under IFRS.

Our Principal Activities

We provide comprehensive financial services, principally consisting of the following:

•	commercial banking services, consisting of:

•	retail banking, which primarily focuses on making loans to or receiving deposits from individual customers (including high net-worth individuals and families) and, to a lesser extent, not-for-profit institutions such as hospitals, airports and schools;

•	corporate banking, which primarily focuses on making loans to or receiving deposits from for-profit corporations, including small- and medium-sized enterprises, and providing investment banking services to corporate clients;

•	international banking, which primarily focuses on management of overseas subsidiaries and branch operations and other international businesses; and

•	other banking, which consists of treasury business (including internal asset and liability management and other non-deposit funding activities), securities investing and trading and derivatives trading, as well as administration of the overall banking operations.

•	credit card services;

•	securities brokerage services;

•	life insurance services;

•	asset management services, including brokerage and trading of various securities, related margin lending and deposit and trust services, and other asset management services; and

•	other services, including leasing and equipment financing, savings banking services, loan collection and credit reporting, collective investment administrative services and financial system development services as well as engaging in private equity investments through formation of private equity funds on a private placement basis.

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

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profiles. Our deposit products consist principally of the following:

•	Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted approximately 13.6%, 14.6% and 16.1% of our total deposits as of December 31, 2014, 2015 and 2016, respectively. Demand deposits paid average interest of 0.57%, 0.44% and 0.37% in 2014, 2015 and 2016, respectively.

•

Savings deposits. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Savings deposits constituted approximately 26.5%, 28.6% and 28.3% of our total deposits as of December 31, 2014, 2015 and 2016, respectively, and paid average interest of 0.87%, 0.70% and 0.59% in 2014, 2015 and 2016, respectively.

•	Time deposits. Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the Cost of Funds Index (“COFIX”) published by the Korean Federation of Banks. If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted approximately 58.7%, 54.8% and 52.8% of our total deposits as of December 31, 2014, 2015 and 2016, respectively, and paid average interest of 2.58%, 2.03% and 1.64% in 2014, 2015 and 2016, respectively.

•	Other deposits. Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to two years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted approximately 1.1%, 2.1% and 2.8% of our total deposits as of December 31, 2014, 2015 and 2016, respectively and paid average interest of 1.32%, 1.20% and 1.47% in 2014, 2015 and 2016, respectively.

We also offer deposits which provide the customer with preferential rights to housing subscriptions under the Housing Law and Rules on Housing Supply (the “Housing Law”), and eligibility for mortgage and home equity loans. As a result of an amendment to the Housing Law in June 2015, new subscriptions to housing subscription savings accounts, housing subscription time deposits accounts and housing subscription installment savings accounts became no longer available after September 1, 2015. Instead, general housing subscription savings accounts (which combine all of the functions of the aforementioned three accounts) presently remain available to all. The contribution period is from the subscription date to the date on which the account holder is selected as the purchaser of a house, and the required monthly contribution amount is from a minimum of ~~W~~20,000 to a maximum of ~~W~~500,000. The interests accrued on general housing subscription savings accounts are paid in lump sum upon termination of the account, and such interests shall be calculated at the interest rate determined and announced by the Ministry of Land, Infrastructure and Transport. Those who have a general housing subscription savings account and meet certain other criteria are granted a preferential subscription right for the purchase of a house. In the case of privately funded houses, the aggregate amount of contributions made to the account must be at least the applicable deposit threshold amount for the location and area of the relevant house (from ~~W~~2 million up to ~~W~~15 million). It is impossible to change the account holder name of a general housing subscription savings account except in the case of inheritance by the death of the original account holder. For information on our deposits in Korean Won based on the principal types of deposit products we offer, see “— Description of Assets and Liabilities — Funding — Deposits.”

The rate of interest payable on our deposit products may vary significantly, depending on average funding costs, the rate of return on our interest-earning assets, prevailing market interest rates among financial institutions and other major financial indicators.

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 0.5% per annum) and amounted to ~~W~~6,443 billion, ~~W~~6,480 billion and ~~W~~5,656 billion as of December 31, 2014, 2015 and 2016, respectively.

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

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. Our retail loans, before allowance for loan losses and deferred loan origination costs and fees and excluding credit card receivables, amounted to ~~W~~104,184 billion as of December 31, 2016.

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

As of December 31, 2016, our mortgage and home equity loans and other retail loans accounted for 54.0% and 46.0% of our total Won-denominated retail loans (excluding credit card loans), respectively.

For secured loans, including mortgage and home equity loans, our policy is to lend up to 70% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). The loan-to-value ratio of secured loans is updated on a monthly basis using the most recent appraisal value of the collateral. As of December 31, 2016, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was approximately 52.29%. As of December 31, 2016, substantially all of our mortgage and home equity loans were secured by residential property.

Under the administrative instructions of the Financial Supervisory Service effective August 1, 2014 (which have been extended several times and are effective until July 31, 2017), our banking subsidiaries (i) are subject to a limit on loan-to-value ratio of 70% when extending home mortgage loans; (ii) are required to comply with a limit on debt-to-income ratio of 60% in extending home mortgage loans (amounting to more than ~~W~~100 million) for the purchase of apartments that are secured by such apartments if they are located in the greater Seoul metropolitan area, excluding some areas such as island areas; and (iii) are required to apply greater flexibility in determining the debt-to-income ratio by considering the expected earnings potential. In addition, the supervising authorities in Korea from time to time issue administrative instructions to Korean banks, which have the effect of regulating the access of borrowers to housing loans and, as such, demand for real estate properties. For example, the Financial Supervisory Service issued administrative instructions to financial institutions to (except in limited circumstances) verify the borrower’s ability to repay based on proof of income prior to making a mortgage and home equity loan regardless of the type or value of the collateral or the location of the property, which has had the effect of practically barring the grant of any new mortgage and home equity loans to borrowers without verifiable income.

Our banking subsidiaries extend mortgage and home equity loans in compliance with the applicable regulations and administrative instructions by the relevant supervising authorities.

The following table sets forth a breakdown of our retail loans.

	As of December 31,
	2014		2015		2016
	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home-equity loans	~~W~~	50,652	~~W~~	54,983	~~W~~	56,235
Other retail loans		34,278		41,035		47,949
Percentage of retail loans to total gross loans		37.9%		38.7%		39.9%

Note:

(1)	Before allowance for loan losses and deferred loan origination costs and fees and excludes credit card receivables.

The total mortgage and home equity loans amounted to ~~W~~56,235 billion as of December 31, 2016, and as of such date, consisted of amortizing loans (whose principal is repaid by part of the installment payments) in the amount of ~~W~~49,269 billion and non-amortizing loans in the amount of ~~W~~6,966 billion. In addition, as of December 31, 2016, we also provided lines of credit in the aggregate outstanding amount of ~~W~~1,812 billion for non-amortizing loans.

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

As of December 31, 2016, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 1.52%, 1.56% and 1.66%, respectively. As of December 31, 2016, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of five years was approximately 4.385%. Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 4.29% to 14.00%, depending on the credit scores of its customers.

As of December 31, 2016, 73.5% of Shinhan Bank’s total retail loans were floating rate loans and 26.5% were fixed rate loans. As of the same date, 64.3% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and 35.7% were fixed rate loans.

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

Private Banking

Historically, we have focused on customers with high net worth. Our retail banking services include providing private banking services to high net worth customers who seek personal advice in complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth clients by offering them portfolio and fund management, tax consulting and real estate management services, among others. Since the end of 2011, in order to preemptively respond to evolving customer needs and promote asset growth by inducing greater synergy between commercial banking and investment advisory services offered by Shinhan Investment, Shinhan Bank launched private wealth management centers which combine certain branches of Shinhan Bank with those of Shinhan Investment in same locations. Shinhan Bank’s strength in private banking has been widely recognized by a number of significant industry awards in recent years, including the “Best Wealth Manager in Korea” (awarded five consecutive years) and “Best Private Bank in Korea” (awarded two consecutive years) awards by The Asset magazine in 2016, and the “Best Private Bank in Korea” (awarded three consecutive years) at the Global Private Banking Awards 2016 co-sponsored by Professional Wealth Management and The Banker.

As of December 31, 2016, Shinhan Bank operated 27 private wealth management service centers nationwide, including 18 in Seoul, three in the suburbs of Seoul and six in cities located in other regions in Korea. As of December 31, 2016, Shinhan Bank had approximately 7,207 private banking customers, who typically are required to have ~~W~~500 million in deposits with us to qualify for private banking services.

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

	As of December 31,
	2014			2015			2016
	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	~~W~~	59,889	26.8%	~~W~~	67,336	27.1%	~~W~~	71,757	27.5%
Large corporate loans		33,381	14.9		33,742	13.6		34,131	13.1
Others(2)		27,538	12.3		32,796	13.2		31,482	12.0

Total corporate loans	~~W~~	120,808	54.0%	~~W~~	133,874	53.9%	~~W~~	137,370	52.6

Notes:

(1)	Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree.
(2)	Includes loans to governmental agencies, loans to banks and other corporate loans, including loans originated by subsidiaries other than Shinhan Bank which are classified as corporate loans for purposes of financial reporting.

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises (the “SME Basic Act”) and the related Presidential Decree, as amended effective from February 3, 2015, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ~~W~~500 billion, (ii) the enterprise must meet the standards prescribed by the Presidential Decree in relation to the average and total annual sales revenues applicable to the type of its main business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. However, if any entity which was a small- and medium-sized enterprise as defined in the SME Basic Act prior to the latest amendment no longer meets such definition following such amendment, such entity will be deemed a small- and medium-sized enterprise for purposes of the SME Basic Act until March 31, 2018. Non-profit enterprises that satisfy certain requirements prescribed in the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree may qualify as a small- and medium-sized enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree are deemed as small- and medium-sized enterprises, effective from April 15, 2014. As of December 31, 2016, we made loans to 254,458 small- and medium-sized enterprises for an aggregate amount of ~~W~~71,757 billion (before allowance for loan losses and deferred loan origination costs and fees).

We believe that Shinhan Bank, whose traditional focus has been on small- and medium-sized enterprises lending, is well-positioned to succeed in the small- and medium-sized enterprises market in light of its marketing capabilities (which we believe have provided Shinhan Bank with significant customer loyalty) and its prudent risk management practices, including conservative credit rating systems for credit approval. To maintain or increase its market share of small- and medium-sized enterprises lending, Shinhan Bank:

•	has accumulated a market-leading expertise and familiarity as to customers and products. We believe Shinhan Bank has an in-depth understanding of the credit risks embedded in this market segment and to develop loan and other products specifically tailored to the needs of this market segment;

•	operates a relationship management system to provide customer service that is tailored to small-and medium-sized enterprises. Shinhan Bank currently has relationship management teams in 187 banking branches, of which two are corporate banking branches and 185 are hybrid banking branches designed to serve both retail customers and, to a limited extent, corporate customers. These relationship management teams market products, and review and approve smaller loans with less credit risks; and

•	continues to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~34,131 billion (before allowance for loan losses and deferred loan origination costs and fees) as of December 31, 2016. Large corporate customers tend to have better credit profiles than small- and medium-sized enterprises, and accordingly, Shinhan Bank has expanded its focus on these customers as part of its risk management policy.

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

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2016, working capital loans and facilities loans amounted to ~~W~~56,522 billion and ~~W~~44,077 billion, respectively, representing 56.2% and 43.8% of our total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans have a maximum maturity of 10 years, are typically repaid in semiannual installments per annum and may be entitled to a grace period not exceeding one-third of the loan term with respect to the first repayment; facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2016, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 59.2% and 11.0%, respectively, of our Won-denominated loans to small- and medium-sized enterprises. As of December 31, 2016, 49.0% of the corporate loans were secured by real estate.

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

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2016, 42.2% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates as determined by the applicable market rates.

More specifically, interest rates on Shinhan Bank’s corporate loans are generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus credit spread plus risk premium plus or minus discretionary adjustment.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2016, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for a three-month, six-month, one-year, two-year, three-year or five-year period, as applicable, as derived using Shinhan Bank’s market rate system) were 1.53% for three months, 1.57% for six months, 1.67% for one year, 1.76% for two years, 1.85% for three years and 2.04% for five years. As of the same date, Shinhan Bank’s reference rate was 5.00%. The reference rate refers to the base lending rate used by Shinhan Bank and is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

Transaction cost reflects the standardized transaction cost assigned to each loan product and other miscellaneous costs, including contributions to the Credit Guarantee Fund, and education taxes. The Credit Guarantee Fund is a statutorily created entity that provides credit guarantees to loans made by commercial banks and is funded by mandatory contributions from commercial banks in the amount of approximately 0.36% of all loans (excluding certain loans such as facility loans) made by them.

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

Derivatives Trading

Shinhan Bank provides to its customers, and to a limited extent, trades for its proprietary accounts, and a range of derivatives products, which include:

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

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount were ~~W~~106,498 billion, ~~W~~132,785 billion and ~~W~~174,866 billion in 2014, 2015 and 2016, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to enter into derivatives contracts to hedge their risk exposure and entering into back-to-back derivatives to hedge Shinhan Bank’s risk exposure that results from such client contracts.

Shinhan Bank also enters into derivative contracts to hedge the interest rate and foreign currency risk exposures that arise from its own assets and liabilities. In addition, to a limited extent, Shinhan Bank engages in the proprietary trading of derivatives within its regulated open position limits. See “— Description of Assets and Liabilities — Derivatives.”

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

As of December 31, 2014, 2015 and 2016, Shinhan Bank had total trust assets of ~~W~~30,986 billion, ~~W~~37,304 billion and ~~W~~45,058 billion respectively, comprised principally of securities investments of ~~W~~6,239 billion, ~~W~~7,688 billion and ~~W~~10,885 billion respectively; real property investments of ~~W~~5,913 billion, ~~W~~7,576 billion and ~~W~~8,914 billion respectively; and loans with an aggregate principal amount of ~~W~~434 billion, ~~W~~454 billion and ~~W~~472 billion respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2014, 2015 and 2016, debt securities accounted for 18.9%, 19.2% and 22.9%, respectively, and equity securities constituted 1.3%, 1.4% and 1.3%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2014, 2015 and 2016, approximately 57.9%, 53.3% and 52.1%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ~~W~~19,591 billion, ~~W~~24,093 billion and ~~W~~29,476 billion as of December 31, 2014, 2015 and 2016, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2014, 2015 and 2016, Shinhan Bank’s variable rate trust accounts amounted to ~~W~~16,121 billion, ~~W~~20,443 billion and ~~W~~25,634 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to ~~W~~3,469 billion, ~~W~~3,649 billion and ~~W~~3,841 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts. Shinhan Bank also offers an insignificant amount of guaranteed fixed rate trust products (amounting to ~~W~~1.0 billion, ~~W~~1.0 billion and ~~W~~1.0 billion as of December 31, 2014, 2015 and 2016, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return. These products are carry-overs from past offerings, and Shinhan Bank no longer offers guaranteed fixed rate trust products.

Credit Card Services

Products and Services

We currently provide our credit card services principally through our credit card subsidiary, Shinhan Card, and to a limited extent, Jeju Bank.

Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•	credit card services, which involve providing cardholders with credit up to a preset limit to purchase products and services. Repayment for credit card purchases may be made either (i) on a lump-sum basis, namely, in full at the end of a monthly billing cycle or (ii) on a revolving basis subject to a minimum monthly payment. The minimum monthly payment for holders of credit cards issued before December 30, 2014 is the lessor of (x) 5% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) ~~W~~30,000. The minimum monthly payment for holders of credit cards issued on or after December 30, 2014 is the lesser of (x) 10% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) ~~W~~50,000. Currently, the outstanding credit card balance subject to the revolving basis payments generally accrues interest at the effective annual rates of approximately 5.44% to 24.94%.

•	cash advances, which enable the cardholders to withdraw cash subject to a preset limit from an ATM machine or a bank branch. Repayments for cash advances may be made either on a lump-sum basis or, in the case of credit cards issued before December 30, 2014, on a revolving basis. Currently, the lump-sum cash advances generally accrue interest at the effective annual rates of approximately 6.10% to 26.60% and the revolving cash advances generally accrue interest at a minimum rate of (x) 5% to 20% of the outstanding balance (depending on the cardholder’s credit) or (y) ~~W~~30,000.

•	installment purchases, which provide customers with an option to purchase products and services from select merchants on an installment basis for which repayments must be made in equal amounts over a fixed term generally ranging from two months to 24 months, and for certain limited types of cards, up to 36 months. Currently, the outstanding installment purchase balances generally accrue interest at the effective annual rates of approximately 9.5% to 20.9%.

•	card loans, which enable cardholders to receive, up to a preset limit, a loan which is generally unsecured. Repayment of card loans is made generally by (i) repaying principal and interest in equal amounts on an installment basis over a fixed term of two to 36 months, (ii) repaying the principal and interest amounts in full at maturity, or (iii) making interest-only payments during the initial grace period of either three months or six months and repaying the principal and interest amounts on a monthly installment basis over the remaining period of typically two to 36 months. Currently, the outstanding card loan balances generally accrue interest at the effective annual rates of approximately 6.16% to 24.30%. Delinquent credit card receivables can also be restructured into loans, which we classify as card loans, and these loans generally accrue interest at the effective annual rates of approximately 17.0% to 27.8% over a fixed term whose maximum is 72 months.

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

Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to the regulatory limit of 2.5% of the purchased amount depending on the merchant used, with the average charge for credit cards being 1.71% in 2016. For small- and medium-sized merchants, the applicable regulations impose reduced fee rates of 0.8% (in the case of merchants with annual sales of ~~W~~200 million or less) and 1.3% (in the case of merchants with annual sales of more than ~~W~~200 million and up to ~~W~~300 million), respectively, of the purchased amount.

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

Customers and Merchants

In addition to internal growth through cross-selling, we seek to enhance our market position by selectively targeting new customers with high net worth and solid credit quality through the use of a sophisticated and market-oriented risk management system. We also seek to provide a wide variety of differentiated products and services tailored to our customers’ individualized needs through precision analysis and customer segmentation based on the “big data” we have compiled on our approximately 22 million customers. We have also formed a team dedicated to the “fintech” business by actively pursuing technology developments and strategic alliances with key partners. In addition, Shinhan Card also formed a team called “AI Lab” devoted to integrating artificial intelligence technology to its services and channels. Shinhan Card screens its credit card applicants and sets individualized credit limits for such applicants according to internal guidelines based on a comprehensive credit scoring system.

The following table sets forth the number of customers of Shinhan Card and the number of merchants at which Shinhan Card can be used for purchases as of the dates indicated.

	As of December 31,
	2014	2015	2016
	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	12,578	12,163	12,216
Personal accounts	12,468	12,052	12,097
Corporate accounts	110	111	119
Active ratio(2)	97.1%	97.9%	97.3%
Number of merchants	2,491	2,513	2,626

Notes:

(1)	Represents the number of cardholders whose card use is not subject to suspension or termination as of the relevant date.
(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers to facilitate purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 2.07% of Shinhan Card’s total operating revenue in 2016. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card historically charged, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Initial financing fees charged in connection with installment finance products for new cars, however, were abolished effective March 2, 2013 pursuant to the Financial Consumer Report (Automobile Financings) issued by the Financial Supervisory Service on January 29, 2013. Shinhan Card has installment financing arrangements with over 10,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

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

Auto Lease

Shinhan Card currently provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 1.15% of Shinhan Card’s total operating revenue in 2016.

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

As of December 31, 2016, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 5.64% (consisting of 2.64% in the retail segment, 0.50% in the institutional segment and 2.49% in the international segment) in terms of total brokerage volume, ranking third among securities firms in Korea. As of the same date, according to internal data, Shinhan Investment held the ninth largest annual market share in the options brokerage segment and the seventh largest annual market share in the KOSPI 200 futures segment of 6.91% and 5.92%, respectively, in terms of total brokerage volume with respect to these products.

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

•	institutional client services:

•	brokerage services. These services include brokerage of stocks, corporate bonds, futures and options provided to Shinhan Investment’s institutional and international customers and sale of institutional financial products. These services are currently supported by a team of approximately 87 research analysts that specialize in equity, bonds and derivatives research.

•	investment banking services. These services include a wide array of investment banking services to Shinhan Investment’s corporate customers, such as domestic and international initial public offerings, mergers and acquisitions advisory services, bond issuances, underwriting, capital increase, asset-backed securitizations, issuance of convertible bonds and bonds with warrants, structured financing, issuance of asset-backed commercial papers and project financings involving infrastructure, real estate and shipbuilding.

Shinhan Investment also engages, to a limited extent, in proprietary trading in equity and debt securities, derivative products and over-the-counter market products.

With respect to brokerage services, in the face of intense competition in the domestic brokerage industry, Shinhan Investment primarily focuses on strengthening profitability through service differentiation and efficient management of its distribution network rather than enlarging its market share indiscriminately through lowering fees and commissions. Shinhan Investment’s service differentiation efforts include offering its customers opportunities to purchase stocks in a wide range of countries (currently more than 28 countries), leveraging synergy opportunities afforded by affiliation with other Shinhan entities such as offering brokerage accounts maintained at Shinhan Bank and Shinhan Capital.

With respect to investment banking services, Shinhan Investment concentrates on equity capital markets, debt capital markets, project finance and mergers and acquisitions. To a limited extent, Shinhan Investment also engages in private equity investments through formation of private equity funds by soliciting investors on a private placement basis. To better serve its international customers, Shinhan Investment has established four overseas service centers in Hong Kong, New York, Vietnam and Indonesia. In July 2015, we acquired a 100% stake in Nam An Securities, a Vietnamese securities services firm that provides investment banking and asset management services. In addition, in order to seize the rapid growth opportunity and as part of its expansion efforts in Indonesia, Shinhan Investment acquired a 99% stake in PT Makinta Securities, an Indonesian investment banking firm in December 2015 and subsequently launched it as an overseas subsidiary under the name PT Shinhan Sekuritas Indonesia in December 2016.

Life Insurance Services

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides its services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. As of December 31, 2014, 2015 and 2016, Shinhan Life Insurance had total assets of ~~W~~21,940 billion, ~~W~~24,545 billion and ~~W~~27,500 billion and net profits of ~~W~~81 billion, ~~W~~100 billion and ~~W~~151 billion, respectively. In 2017, we expect the life insurance industry to continue to be adversely affected by recent unfavorable changes in applicable regulations, such as the lowering of the cap on deferral of expenses incurred in connection with new insurance contracts, which regulations were implemented in 2013, and to the extent the low interest rate environment persists, we expect Shinhan Life Insurance to experience limited growth, if any, in net profit.

Other Services

Through our other subsidiaries, we also provide asset management, leasing and equipment financing, savings banking, loan collection and credit reporting, collective investment administration and financial system development services. Through Shinhan Private Equity (in addition to Shinhan Investment), we are also engaged in private equity investments through formation of private equity funds by soliciting investors on a private placement basis.

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, a joint venture with BNP Paribas Investment Partners, of which we and BNP Paribas Investment Partners hold 65:35 interests, respectively. Shinhan BNP Paribas Asset Management ranked fifth among asset managers in Korea in terms of assets under management as of December 31, 2016, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a joint venture with BNP Paribas Investment Partners, we believe Shinhan BNP Paribas Asset Management derives significant benefits from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2016, Shinhan BNP Paribas Asset Management had assets under management amounting to approximately ~~W~~39,283 billion. To a limited extent, Shinhan Investment also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”

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

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2016.

Distribution Channels in Korea(1)	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Investment	Shinhan Life Insurance	Total

Seoul metropolitan	351	2	6	54	52	465
Gyeonggi province	193	—	4	18	33	248
Six major cities:	169	1	7	22	50	249
Incheon	56	—	1	3	13	73
Busan	39	1	2	6	14	62
Gwangju	13	—	1	3	8	25
Daegu	29	—	1	4	6	40
Ulsan	13	—	1	3	2	19
Daejeon	19	—	1	3	7	30

Sub-total	713	3	17	94	135	962

Others	158	35	11	15	51	270

Total	871	38	28	109	186	1,232

Note:

(1)	Includes our main office and those of our subsidiaries.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2016, Shinhan Bank’s branch network in Korea comprised of 871 service centers, consisting of our headquarters, 675 retail banking service centers, nine corporate banking service centers primarily designed to serve large corporate customers and 187 hybrid banking branches designed to serve retail as well as small-business corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. In December 2015, Shinhan Bank introduced a new generation of automated self-service machines called “digital kiosks,” which are currently being test-run at 17 branches in the Seoul metropolitan area. These digital kiosks feature biometric authentication technology and can perform a wide range of services that are unavailable through traditional ATMs, such as opening new accounts, issuance of debit and check cards, foreign currency exchange and overseas remittance of foreign currency. As of December 31, 2016, Shinhan Bank had 6,727 ATMs, seven cash dispensers and 24 digital kiosks. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2016, automated banking machine transactions accounted for a substantial portion of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Electronic Banking

Shinhan Bank’s Internet banking services are more comprehensive than those available at the counter, including such services as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Shinhan Bank also offers mobile banking services in order to enable customers to make speedy, convenient and secure banking transactions using mobile phones. As of December 31, 2016, Shinhan Bank had approximately 16,178,000 subscribers to its Internet banking services and approximately 11,637,000 users of its smart banking apps, representing an increase of 5.6% and 13.8%, respectively, compared to December 31, 2015. Shinhan Bank continues to experience a rise in the number of online and mobile banking users. Shinhan Bank began offering online and mobile banking initially with a view to saving costs rather than increasing revenues, but is currently exploring ways to leverage the possibility of increase revenues through online and mobile banking given that these services offer customers with easier and more convenient access to banking services without limitations of time and space as well as offer tailored and customized service to each customer. In December 2015, Shinhan Bank launched “Sunny Bank,” a new mobile platform that is more user friendly and easier to access than the previous platform. Sunny Bank utilizes non-face-to-face identity authentication technology, which allows users to open new bank accounts, apply for loans and use other services such as currency exchange and remittance services through the Sunny Bank mobile application without having to visit a physical bank branch.

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2016.

Business Unit	Location	Year Established or Acquired
Subsidiaries

Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH(1)	Frankfurt, Germany	1994
Shinhan Bank America	New York, U.S.A.	2003
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Khmer Bank PLC	Phnom Penh, Cambodia	2007
Shinhan Bank Kazakhstan Limited	Almaty, Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(2)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(3)	Ho Chi Minh City, Vietnam	2011
Banco Shinhan de Mexico(4)	Mexico City, Mexico	2015
PT Bank Shinhan Indonesia(5)	Jakarta, Indonesia	2016

Branches

New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Kancheepuram	India	2014
Pune	India	2014
Manila	Philippines	2015
Dubai	United Arab Emirates	2015
Sydney	Australia	2016

Business Unit	Location	Year Established or Acquired
Yangon	Myanmar	2016
Ahmedabad	India	2016
Ranga Reddy	India	2016

Representative Offices

Mexico	Mexico City, Mexico	2008
Uzbekistan	Tashkent, Uzbekistan	2009
Myanmar	Yangon, Myanmar	2013
Poland(1)	Wroclaw, Poland	2014

Notes:

(1)	Shinhan Bank Europe GmbH established a representative office in Poland in 2014.
(2)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.
(3)	Prior to the establishment of this subsidiary in 2011, Shinhan Bank provided banking services in Vietnam through a branch since 1995.
(4)	Banco Shinhan de Mexico obtained a preliminary license in August 2015. As of the date of this annual report, Banco Shinhan de Mexico’s application for full business license is pending.
(5)	Shinhan Bank acquired a 98.01% stake in Bank Metro Express and a 100% stake in Centratama Nasional Bank, two banks in Indonesia, in November 2015 and December 2016, respectively. On February 17, 2016, Bank Metro Express obtained a license to conduct business activities in the name of PT Shinhan Bank Indonesia. Centratama Nasional Bank was merged with PT Bank Shinhan Indonesia on December 6, 2016.

Currently, our overseas subsidiaries and branches are primarily engaged in trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets, as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers. In the future, as part of our globalization efforts, we plan to expand our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets and in 2011 merged two of our Vietnam banking subsidiaries in order to enhance our presence and enable greater flexibility in its service offerings in these markets. We plan to maintain our focus on organic growth, while we may selectively pursue acquisitions in markets where it is difficult to obtain local banking licenses through greenfield entry. In furtherance of this objective, Shinhan Bank acquired a 98.01% stake in Bank Metro Express and a 100% stake in Centratama Nasional Bank, two banks in Indonesia, in November 2015 and December 2016, respectively. The Bank completed the merger of the two banks in December 2016. The Bank also opened additional branches in Australia, Myanmar and India in the second half of 2016. We plan to continue our efforts to expand our overseas banking service network and global operations.

Credit Card Distribution Channels

Shinhan Card primarily uses three distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, and (iii) business partnerships and affiliations with vendors.

The branch network for our credit card operations consisted of 871 branches as of December 31, 2016 of Shinhan Bank and 22 card sales branches of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2016, the number of new cardholders acquired through our banking distribution network accounted for approximately 22.4% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2016, and the number of new cardholders acquired through sales agents accounted for approximately 51.3% of the total number of Shinhan Card’s new cardholders in 2016. As of December 31, 2016, Shinhan Card had 2,881 sales agents, who were independent contractors. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is generally tied to the transaction volume of the customers introduced by them, and we believe this system helps to enhance profitability.

As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a number of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers. Shinhan Card plans to continue to leverage its alliances with such vendors to attract new cardholders.

In November 2014, as an initial step to exploring potential opportunities overseas, Shinhan Card established its first overseas subsidiary in Kazakhstan, LLP MFO Shinhan Finance, as Kazakhstan was deemed to have relatively low entry barriers to foreign financial institutions, high growth potential for retail operations and the possibility of leveraging Shinhan Bank’s network. LLP MFO Shinhan Finance, a wholly-owned subsidiary of Shinhan Card, obtained its business license in the first half of 2015 and commenced its operations in July 2015 including installment financing and credit loans. In 2017, it is planning to expand its marketing channels through expanded partnerships with automobile financing dealerships and improve profit structure by reducing operating costs and improving profitability of its products.

In December 2015, Shinhan Card acquired a majority stake in PT Swadharma Indotama Finance, a multi finance company in Indonesia, and changed its legal name to PT Shinhan Indo Finance. PT Shinhan Indo Finance engages in retail operations including installment financing and financial leases and began offering credit card services in January 2017 after obtaining its credit card business license in December 2016. It is currently focusing on expanding its client base by utilizing the Shinhan Bank network as well as employees and clients of its affiliate company, the Salim Group. In order to expand its retail operations, in 2017, PT Shinhan Indo Finance is planning to expand its new car sales network and introduce new loan products for used cars.

In March 2016, to accelerate our global business expansion, we established Shinhan Microfinance, a local subsidiary in Myanmar. Shinhan Microfinance obtained its microfinance business license in July 2016 and launched operations in September 2016. In 2017, it is expected to expand its business operations from Yangon to nearby Bago with a continued focus on microfinancing.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2016, Shinhan Investment had 109 service centers nationwide, and four overseas subsidiaries based in Hong Kong, New York ,Vietnam and Indonesia to service our corporate customers.

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

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. Shinhan Life Insurance, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2016, Shinhan Life Insurance had 186 branches and 10 customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

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

In 2013, we completed the construction of the Integrated Data Center, which is responsible for comprehensive management of information technology systems for our subsidiaries on a group-wide basis. This center ensures a stable use of a central information processing facilities for at least 15 years and is designed to maximize operational and cost efficiency as well as enhance information security by combining the various data centers previously used by our subsidiaries. All of our subsidiaries have completed relocation of their information management capabilities to this center by the first half of 2014.

In order to enhance security and trustworthiness of the financial services provided by us, we continually seek to enhance a group-wide set of standards for information security and upgrading the related systems. In 2008, we established group-wide information systems and policies, which have since been continually updated and upgraded. In 2014, we further upgraded the group-wide information security control tower to a best-in-class level and replaced most of our internal information security staff with highly qualified outside experts in order to reinforce our security defense capabilities in the event of cyber breaches. In addition, we have newly established a team within our group to provide specialized data protection and related support services to our smaller operating subsidiaries, and we take active measures to preemptively forestall any security breaches through mock trials.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2016, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 42 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

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

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. In addition, the Government regulations adopted in 2012 mandating lower merchant fees chargeable to small- and medium-sized enterprises (which are subject to revision every three years) and the Government guidelines issued in 2013 suggesting lower standard interest rates for cash advances and card loans have reduced, and are likely to continue to limit, the revenues of credit card companies, including Shinhan Card. Beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized enterprises went into effect, placing downward pressure on Shinhan Card’s results of operations for 2016 and beyond. In addition, due to the implementation of the Improper Solicitation and Graft Act on September 28, 2016, revenue growth for corporate cards and service related industries such as dining, floral and entertainment have shown signs of decline. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Hanmi Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005, Chohung Bank’s merger with Shinhan Bank in 2006 and Hana Financial Group’s acquisition of Korea Exchange Bank in 2012 and the resulting merger of Hana Bank and Korea Exchange Bank in September 2015. Moreover, in 2014, pursuant to the implementation of the Government’s privatization plan with respect to Woori Finance Holdings (now merged into Woori Bank) and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the Government’s ownership interest in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group (now BNK Financial Group), respectively. In 2015, the Government decided to sell a 30% to 40% interest in Woori Bank to multiple investors in separate blocks ranging from 4% to 10% each. Since December 2016, Korea Deposit Insurance Corporation has consummated sales transactions with seven institutional investors including Kiwoom Securities, Korea Investment and Securities, Hanwha Life Insurance, Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments and IMM Private Equity for the sale of an aggregate 29.7% interest in Woori Bank in separate blocks. In the securities brokerage sector, Mirae Asset acquired KDB Daewoo Securities in 2016, creating the largest brokerage company in Korea by assets. On June 1, 2016, KB Financial Group completed its acquisition of Hyundai Securities and merged it with its existing brokerage unit, KB Investment & Securities Co, creating the fifth largest brokerage company in Korea by assets. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since July 2015, the Financial Services Commission has provided, through the Korea Financial Telecommunications and Clearings Institute, the integrated automatic payment transfer management service, which allows account holders to search for, terminate or modify automatic payments they have set up with financial institutions participating in such service (currently including banks, securities companies and other financial institutions such as The Post Office, Korean Federation of Community Credit Cooperatives, National Credit Union Federation of Korea, Mutual Savings Bank and National Forestry Cooperative Federation). In addition, the Financial Services Commission began providing the integrated account management service from December 2016, which allows account holders to search for detailed information of their bank accounts opened in banks participating in such service, close small-sum inactive accounts (i.e., accounts with no transaction activity during the previous one year period) and transfer the balance in such accounts to other accounts. Since their introduction, the integrated automatic payment transfer management and integrated account management services have gained widespread acceptance, evidenced by the fact that, as of December 31, 2016, approximately 25% of the adult population are using either of these services.

Furthermore, effective March 2016, the Financial Services Commission introduced the individual savings account (“ISA”) system, as part of its efforts to lower the regulatory barrier between the banking and securities sectors. The ISA is an integrated account that enables account holders to manage a number of different financial products, including cash deposits, funds and securities investment accounts, from a single account, the income from which will be eligible for tax benefits. Since this new system does not allow an individual to hold multiple ISA accounts, competition among banks and securities firms to retain existing customers and attract new customers is expected to intensify. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations and may lead to significant changes in the current Korean financial market. As a result, Shinhan Bank may face difficulties in increasing or retaining its deposits, which in turn may result in an increase in its cost of funding and a decrease in its settlement and remittance service fee revenue.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. Also, widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to the competitive threat faced by existing credit card service providers, including our credit card subsidiary. In 2015, the Government announced its plans to allow Internet-only banks to operate in Korea. On December 14, 2016, the Financial Services Commission granted KT consortium’s K-Bank with its banking services license and stated that its review of a banking services license for Kakao consortium’s Kakao Bank would be finished by March 2017. K-Bank began operations in April 2017, and Kakao Bank is expected to launch during the first half of 2017. Internet-only banks may have advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, whose minimum requirements were phased in sequentially from December 1, 2013 through full implementation by January 1, 2015, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission is currently implementing the Basel III requirements relating to liquidity coverage ratio and capital conservation buffer, each of which will be fully phased in by January 1, 2019. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee on Banking Supervision (the “Basel Committee”), the capital ratio as required by the Basel Committee. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank are required to maintain an additional capital buffer of 0.25% starting on January 1, 2016, with such buffer to increase by 0.25% annually to 1.00% by January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. However, there is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry.

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

Description of Assets and Liabilities

Loans

As of December 31, 2016, our total gross loan portfolio was ~~W~~261,004 billion, which represented an increase of 5.1% from ~~W~~248,429 billion at December 31, 2015. The increase in our portfolio primarily reflects a 2.6% increase in corporate loans and an 8.5% decrease in retail loans.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2012		2013		2014		2015		2016
	(In billions of Won)
Corporate
Corporate loans(1)	~~W~~	101,162	~~W~~	102,823	~~W~~	112,145	~~W~~	125,155	~~W~~	128,672
Public and other(2)		3,107		2,525		2,135		2,191		2,154
Loans to banks(3)		4,557		6,103		4,684		4,653		4,730
Lease financing		1,699		1,721		1,844		1,875		1,814

Total — Corporate		110,525		113,172		120,808		133,874		137,370

Retail
Mortgages and home equity		46,130		46,908		50,652		54,983		56,235
Other retail(4)		28,407		30,242		34,278		41,035		47,949

Total — Retail		74,537		77,150		84,930		96,018		104,184

Credit cards		17,854		17,665		18,141		18,537		19,450

Total loans(5)	~~W~~	202,916	~~W~~	207,987	~~W~~	223,879	~~W~~	248,429	~~W~~	261,004

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.
(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.
(3)	Consists of interbank loans and call loans.
(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.
(5)	As of December 31, 2012, 2013, 2014, 2015 and 2016, approximately 89.6%, 90.0%, 89.1%, 89.4% and 88.9% of our total gross loans, respectively, were Won-denominated.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Individual Borrower

As of December 31, 2016, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~47,089 billion. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2016.

	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Ministry of Strategy and Finance	~~W~~	0	~~W~~	—	~~W~~	9,808	~~W~~	—	~~W~~	—	~~W~~	9,808	~~W~~	—
The Bank of Korea		1,890		—		5,947		0		—		7,837		—
Korea Housing Finance Corporation.		0		—		5,268		—		—		5,268		—
Korea Development Bank		69		33		4,944		—		—		5,046		—
Industrial Bank of Korea.		660		—		1,667		0		—		2,327		—
Korea Deposit Insurance Corporation.		—		—		1,777		—		—		1,777		—
Nonghyup Bank.		520		136		987		4		—		1,647		—
Export-Import Bank of Korea		—		—		1,452		1		—		1,453		—
Samsung Electronics Co., Ltd.		0		1,350		25		—		0		1,375		—
Korea Securities Finance Corporation.		25		—		1,249		—		—		1,274		—
Korea Land & Housing Corporation		—		—		1,254		—		—		1,254		—
Kookmin Bank.		419		—		831		0		—		1,250		—
KEB Hana Bank		171		95		875		0		—		1,141		—
Woori Bank.		76		4		1,035		0		—		1,115		—
Hyundai Heavy Industries Co., Ltd.		81		140		15		797		—		1,033		—
Samsung Heavy Industries Co., Ltd		150		—		10		644		—		804		—
LG Electronics Inc.		99		56		104		434		—		693		—
Hyundai Samho Heavy Industries Co., Ltd		108		478		42		44		0		672		—
National Federation of Fisheries Cooperatives		2		9		656		—		—		667		—
Mirae Asset Securities Co., Ltd.		501		—		148		—		—		649		—

Total	~~W~~	4,771	~~W~~	2,300	~~W~~	38,094	~~W~~	1,924	~~W~~	0	~~W~~	47,089	~~W~~	—

Exposure to Main Debtor Groups

As of December 31, 2016, our total exposure to the main debtor groups as identified by the Governor of the Financial Supervisory Service amounted to ~~W~~29,205 billion. The main debtor groups are largely comprised of chaebols. The following table shows, as of December 31, 2016, our total exposures to the ten main debtor groups to which we have the largest exposure.

Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Amounts of Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Samsung	~~W~~	465	~~W~~	1,895	~~W~~	886	~~W~~	1,313	~~W~~	0	~~W~~	4,558	~~W~~	—
Hyundai Motors		1,039		1,630		1,049		425		0		5,143		—
Lotte		482		878		1,319		441		0		3,119		—
Hyundai Heavy Industries		212		267		155		1,532		—		2,166		—
SK		317		326		643		655		0		1,941		—
LG		407		378		280		619		0		1,685		—
Hanwha		521		239		418		274		0		1,452		—
LS		86		452		160		605		0		1,302		—
GS		345		103		326		133		—		905		—
Hyosung		161		419		82		176		0		837		1.6

Total	~~W~~	4,034	~~W~~	6,586	~~W~~	5,317	~~W~~	6,172	~~W~~	1	~~W~~	22,109	~~W~~	1.6

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2016.

Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing	~~W~~	42,203	30.7%
Real estate, leasing and service		22,165	16.1
Retail and wholesale		18,175	13.2
Finance and insurance		12,190	8.9
Hotel and leisure		6,544	4.8
Transportation, storage and communication		4,457	3.2
Construction		3,117	2.3
Other service(1)		14,099	10.3
Other(2)		14,420	10.5

Total	~~W~~	137,370	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Maturity Analysis

The following table sets out the scheduled maturities (presented in terms of time remaining until maturity) of our loan portfolio as of December 31, 2016. The amounts below are before deduction of attributable loan loss reserves. In the case of installment payment loans, maturities have been adjusted to take into account the timing of installment payments.

	As of December 31, 2016
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Years(1)		Total
	(In billions of Won)
Corporate:
Corporate loans	~~W~~	90,107	~~W~~	33,909	~~W~~	4,656	~~W~~	128,672
Public and other		1,532		557		65		2,154
Loans to banks		4,005		553		172		4,730
Lease financing		659		1,154		1		1,814

Total corporate	~~W~~	96,303	~~W~~	36,173	~~W~~	4,894	~~W~~	137,370

Retail:
Mortgage and home equity	~~W~~	8,931	~~W~~	13,463	~~W~~	33,841	~~W~~	56,235
Other retail		31,596		12,451		3,902		47,949

Total retail	~~W~~	40,527	~~W~~	25,914	~~W~~	37,743	~~W~~	104,184

Credit cards	~~W~~	17,079	~~W~~	2,162	~~W~~	209	~~W~~	19,450

Total loans	~~W~~	153,909	~~W~~	64,249	~~W~~	42,846	~~W~~	261,004

Note:

(1)	Includes overdue loans.

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

Interest Rate Sensitivity

The following table presents a breakdown of our loans in terms of interest rate sensitivity as of December 31, 2016.

	As of December 31, 2016
	Due Within 1 Year(1)		Due After 1 Year		Total
	(In billions of Won)
Fixed rate loans(1)	~~W~~	80,474	~~W~~	47,999	~~W~~	128,473
Variable rate loans(2)		73,435		59,096		132,531

Total loans	~~W~~	153,909	~~W~~	107,095	~~W~~	261,004

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.
(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

Interest foregone is interest due on nonaccrual loans that has not been accrued in our books of account. In 2012, 2013, 2014, 2015 and 2016 we would have recorded gross interest income of ~~W~~163 billion, ~~W~~119 billion, ~~W~~113 billion, ~~W~~79 billion and ~~W~~91 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2012, 2013, 2014, 2015 and 2016 were ~~W~~70 billion, ~~W~~58 billion, ~~W~~53 billion, ~~W~~39 billion and ~~W~~38 billion, respectively.

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

	As of December 31,
	2012		2013		2014		2015		2016
	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Corporate	~~W~~	1,642	~~W~~	1,660	~~W~~	1,358	~~W~~	1,235	~~W~~	1,102
Retail		416		217		233		228		243
Credit cards		215		108		152		93		86

Sub-total		2,273		1,985		1,743		1,556		1,431

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		245		194		183		176		234
Retail		354		436		374		316		313
Credit cards		633		524		466		399		369

Sub-total		1,232		1,154		1,023		891		916

Total	~~W~~	3,505	~~W~~	3,139	~~W~~	2,766	~~W~~	2,447	~~W~~	2,347

Note:

(1)	Represents either loans that are “troubled debt restructuring” or loans for which payment of interest and/or principal became past due by 90 days or more (adjusting for any overlap due to loans that satisfy both prongs so as to avoid double counting).

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

	As of December 31,
	2012		2013		2014		2015		2016
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	~~W~~	173	~~W~~	71	~~W~~	173	~~W~~	244	~~W~~	133
Loans classified as “troubled debt restructurings” (including nonaccrual and past due loans)	~~W~~	868	~~W~~	756	~~W~~	635	~~W~~	714	~~W~~	526

The following table presents, for the periods indicated and with respect to the restructured loans, the amounts that would have been recorded as our interest income under the original contract terms of the restructured loans, and the amounts that were actually recorded as our interest income for such loans under the restructured contractual terms of such loans.

	2012		2013		2014		2015		2016
	(In billions of Won)
Interest income under the original contractual terms of the restructured loans(1)	~~W~~	74	~~W~~	68	~~W~~	21	~~W~~	22	~~W~~	17
Interest income under the restructured contractual terms of the restructured loans(1)	~~W~~	20	~~W~~	15	~~W~~	12	~~W~~	6	~~W~~	8

Note:

(1)	Includes nonaccrual and past due loans.

The following table presents a breakdown of the outstanding balance and specific allowance for loan losses as of December 31, 2012, 2013, 2014, 2015 and 2016 of corporate loans classified as “troubled debt restructurings” (including nonaccrual and past due loans) by the type of restructuring to which such loans are subject.

	As of December 31,
	2012				2013				2014				2015				2016
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Workout	~~W~~	683	~~W~~	276	~~W~~	571	~~W~~	266	~~W~~	476	~~W~~	471	~~W~~	506	~~W~~	215	~~W~~	410	~~W~~	214
Recovery Proceedings		185		20		185		75		159		144		208		63		113		32
Others(1)		—		—		—		—		—		—		—		—		3		2

Total	~~W~~	868	~~W~~	296	~~W~~	756	~~W~~	341	~~W~~	635	~~W~~	615	~~W~~	714	~~W~~	278	~~W~~	526	~~W~~	248

Note:

(1)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).

The following table presents the outstanding balance and specific allowance for loan losses as of December 31, 2012, 2013, 2014, 2015 and 2016 of retail loans (including nonaccrual and past due loans) subject to credit rehabilitation programs for retail borrowers. All such loans became modified under credit rehabilitation programs and became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral. For more information on the credit rehabilitation program, see “— Credit Exposures to Companies in Workout and Recovery Proceedings — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

	As of December 31,
	2012				2013				2014				2015				2016
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Retail loans subject to credit rehabilitation programs (1):	~~W~~	60	~~W~~	46	~~W~~	41	~~W~~	30	~~W~~	45	~~W~~	27	~~W~~	61	~~W~~	40	~~W~~	84	~~W~~	49

Note:

(1)	Includes nonaccrual and past due loans.

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

	As of and for the year ended December 31,
	2012		2013		2014		2015		2016
	(In billions of Won)
Impaired and nonaccrual restructured loans	~~W~~	695	~~W~~	685	~~W~~	462	~~W~~	470	~~W~~	393
Total charge-off of restructured loans	~~W~~	263	~~W~~	153	~~W~~	55	~~W~~	259	~~W~~	118
Charge-off as part of debt-to-equity conversion	~~W~~	84	~~W~~	29	~~W~~	32	~~W~~	51	~~W~~	22

Credit Exposures to Companies in Workout and Recovery Proceedings

Our credit exposures to restructuring are monitored and managed by our Corporate Credit Collection Department. As of December 31, 2016, 0.2% of our total loans, or ~~W~~526 billion (of which ~~W~~393 billion was classified as nonaccrual and ~~W~~133 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures generally takes the form of workout and recovery proceedings.

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

Under the new act, the creditors that constitute the creditors’ committee shall be determined at the committee’s initial assembly based on the approval of creditors that hold 75% or more of the total debt outstanding held by creditors notified of such initial assembly. Although creditors that are not financial institutions or possess less than 1% of the total amount of claims to the borrower are not required to be notified of the assembly of the creditors’ committee, such creditors shall not be excluded from the committee if they wish to participate. Resolutions of the creditors’ committee shall be adopted by the approval of creditors holding 75% or more of the total debt outstanding to the creditors of the committee. However, if a single creditor holds 75% or more of the total debt outstanding to the creditors of the committee, resolutions shall be adopted by a vote of 40% or more of the total number of creditors of the committee, including such single creditor. In addition, a resolution of the creditors’ committee on debt restructuring shall be effective only with the consent of creditors holding at least 75% of the total amount of the secured claims of the creditors of the committee. The new Corporate Restructuring Promotion Act is set to expire on June 30, 2018.

The total loan amount currently undergoing workout as of December 31, 2016 was ~~W~~410 billion.

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

As of December 31, 2016, the total loan amount subject to recovery proceedings was ~~W~~113 billion. No loan amount was subject to court receivership or composition proceedings.

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

The Credit Counseling and Recovery Service offers two programs for individual debtors, the pre-workout program and the individual workout program, both of which are available to individuals with total debt amounts of ~~W~~1.5 billion or less (secured debt amount of ~~W~~1 billion or less and unsecured debt amount of ~~W~~500 million or less). The pre-workout program is offered to individuals whose delinquency period is between 31 days and 89 days (including those whose delinquency period is between one day and 30 days but with annual income of ~~W~~40 million or less and cumulative delinquency period of 30 days or more within the year immediately preceding the application date), and the individual workout program is offered to individuals whose delinquency period is three months or more. When an individual debtor applies for the pre-workout or individual workout program, the Credit Counseling and Recovery Service will deliberate and resolve on a debt restructuring plan, and once the creditor financial institution that is in a credit recovery support agreement with the Credit Counseling and Recovery Service and holding the majority of each of the unsecured claims and secured claims to the relevant individual debtor agrees to such debt restructuring plan, the plan will be finalized and debt restructuring measures, such as extension of maturity, adjustment of interest rates or reduction of debt, will be taken according to the pre-workout program or individual workout program applied for.

Under the Debtor Rehabilitation and Bankruptcy Act, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ~~W~~500 million of unsecured debt and/or ~~W~~1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

Under the guidelines of the Financial Supervisory Commission, Korean banks, including Shinhan Bank, operated since 2008 a fast track program which was a liquidity support program for small- and medium-sized companies. As the fast track program ended as of December 31, 2016, the Financial Supervisory Service implemented a swift financial assistance program for small- and medium-sized companies for a period of five years beginning on January 1, 2017. Banks and other financial institutions participating in the program will, based on an evaluation of credit risks, provide financial assistance (including extension of maturity on existing obligations and lower interest rates) to small- and medium-sized companies that are experiencing temporary liquidity crises but have a credit rating exceeding a certain threshold. In principle, the application of the swift financial assistance program to companies will be limited to three years, but such application may be extended, in consultation with the creditor financial institutions concerned, one time for an additional period of up to one year.

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

In 2016, the aggregate amount of our retail credit (including credit card receivables) provided by Shinhan Bank which became subject to the pre-workout program was ~~W~~84 billion. We believe that our participation in such pre-workout program has not had a material impact on the overall asset quality of our retail loans and credit card portfolio or on our results of operations and financial condition to date.

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

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2012, 2013, 2014, 2015 and 2016 by our loan modification programs, as further categorized according to the loan category and performing versus non-performing status at each fiscal year end.

December 31, 2012
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	4	~~W~~	142	~~W~~	146
Reduction of interest rate		90		322		412
Forgiveness of principal		—		—		—
Equity conversion		3		—		3
Additional lending(1)		—		179		179
Others(2)		51		77		128

Total	~~W~~	148	~~W~~	720	~~W~~	868

December 31, 2013
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	2	~~W~~	81	~~W~~	83
Reduction of interest rate		54		283		337
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		27		169		196
Others(2)		37		103		140

Total	~~W~~	120	~~W~~	636	~~W~~	756

December 31, 2014
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	4	~~W~~	3	~~W~~	7
Reduction of interest rate		52		260		312
Forgiveness of principal		10		—		10
Equity conversion		—		—		—
Additional lending(1)		1		198		199
Others(2)		61		46		107

Total	~~W~~	128	~~W~~	507	~~W~~	635

December 31, 2015
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	87	~~W~~	87
Reduction of interest rate		119		368		487
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		4		19		23
Others(2)		87		30		117

Total	~~W~~	210	~~W~~	504	~~W~~	714

December 31, 2016
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	92	~~W~~	92
Reduction of interest rate		3		234		237
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		37		37
Others(2)		116		44		160

Total	~~W~~	119	~~W~~	407	~~W~~	526

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.
(2)	Principally consists of restructured loans whose restructuring terms were not determined as of the date indicated. A loan is deemed to be subject to restructuring upon the commencement of the recovery proceedings or when the relevant creditors’ committee or our credit officer determines that the borrower will be subject to workout, and in many cases the restructuring terms for such loans are not determined at the time such loans are deemed to be subject to restructuring.

Debt-to-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to loans in the latter category, we convert a portion of such loans into equity securities following negotiation with the borrowers and charge off the remainder of such loans as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2016, our loans restructured into equity securities amounted to ~~W~~22 billion, which was subsequently charged off.

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

Accrual Policy for Restructured Loans

For purposes of our accrual policy, we classify restructured loans principally into (i) loans subject to workout pursuant to the Corporate Restructuring Promotion Act and (ii) loans subject to recovery proceedings pursuant to the Debtor Rehabilitation and Bankruptcy Act, which is the comprehensive bankruptcy-related law in Korea. See “— Credit Exposures to Companies in Workout and Recovery Proceedings.” As for loans subject to workout, our general policy is to discontinue accruing interest on a loan when payment of principal and/or interest thereon becomes past due by 90 days or more, as described above in “— Nonaccrual Loans and Past Due Accruing Loans”. Interest is recognized on these loans on a cash basis (i.e., when collected) from the date such loan is reclassified as non-accruing, and such loans are not reclassified as accruing until the overdue principal and/or interest amounts are paid in full. This general policy also applies to loans subject to workout even if such loans are restructured loans. In the case of loans subject to recovery proceedings, we discontinue accruing interest immediately upon the borrowers becoming subject to recovery proceedings (even if such loans are not yet delinquent) in light of the heightened uncertainty regarding the borrower’s ability to repay. Interest on such loans are recognized on a cash basis and such loans are not reclassified as accruing until the borrower exits recovery proceedings. Accordingly, under our accrual policy, the number of payments made on a nonaccrual restructured loan is not a relevant factor in determining whether to reinstate such loan to the accrual status.
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

We classify potential problem loans as loans that are designated as “early warning loans” and reported to the Financial Supervisory Service. The “early warning loans” designation applies to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem loans on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Supervisory Service. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Supervisory Service, we consider this to be an indication of serious doubt as to such borrower’s ability to comply with repayment terms in the near future. As of December 31, 2016, we had ~~W~~1,006 billion of potential problem loans.

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

— Loans not specifically identified as impaired

We establish allowances collectively for non-impaired corporate loans to reflect losses incurred within the portfolio which have not yet been specifically identified as impaired. We use the probability of default / loss given default method, also known as the Advanced Internal Rating-Based (“AIRB”) approach under Basel II, to calculate the historical loss rate on migration analysis based on measurable long-term risk factors such as probability of default from risk grading and loss given default based on the Basel II framework.

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

The provisioning policy for retail loans is similar to that for corporate loans, except that different groupings are used for retail loans for purposes of determining probability of default and loss given default in that all retail loans, regardless of their size, are collectively (rather than individually) assessed due to difficulties in obtaining personal information, such as personal income and assets.

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

The expected percentage of loss reflects estimates of both the default probability within each loan aging category and the magnitude of loss. Generally, loans that are seven months or more past due are charged off. We consider adjusting our loan loss rate for the magnitude of loss after accounting for the historical recovery of charged off credits when establishing the allowance.

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current			Past Due Up to 3 Months			Past Due 3-6 Months			Past Due More Than 6 Months			Total
As of December 31,	Amount		%	Amount		%	Amount		%	Amount		%	Amount
	(In billions of Won, except percentages)
2012	~~W~~	199,658	98.39	~~W~~	1,563	0.77	~~W~~	579	0.29	~~W~~	1,116	0.55	~~W~~	202,916
2013		205,282	98.70		1,508	0.73		420	0.20		777	0.37		207,987
2014		221,273	98.84		1,320	0.59		706	0.32		580	0.26		223,879
2015		245,997	99.02		1,098	0.44		781	0.31		553	0.22		248,429
2016		258,650	99.10		1,180	0.45		643	0.25		531	0.20		261,004

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2012		2013		2014		2015		2016
	(In billions of Won, except percentages)
Total non-performing loans	~~W~~	1,695	~~W~~	1,197	~~W~~	1,286	~~W~~	1,333	~~W~~	1,174
As a percentage of total loans		0.84%		0.58%		0.57%		0.54%		0.45%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2012					2013					2014					2015					2016
	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	~~W~~	101,162	~~W~~	769	0.76%	~~W~~	102,823	~~W~~	529	0.51%	~~W~~	112,145	~~W~~	551	0.49%	~~W~~	125,155	~~W~~	664	0.53%	~~W~~	128,672	~~W~~	480	0.37%
Public and other(2)		3,107		9	0.29		2,525		—	—		2,135		—	—		2,191		1	0.05		2,154		—	—
Loans to banks		4,557		—	—		6,103		—	—		4,684		—	—		4,653		—	—		4,730		—	—
Lease financing		1,699		8	0.47		1,721		11	0.64		1,844		15	0.81		1,875		16	0.85		1,814		20	1.10

Total corporate		110,525		786	0.71		113,172		540	0.48		120,808		566	0.47		133,874		680	0.51		137,370		500	0.36

Retail
Mortgage and home equity		46,130		60	0.13		46,908		41	0.09		50,652		56	0.11		54,983		45	0.08		56,235		33	0.06
Other retail		28,407		315	1.11		30,242		174	0.58		34,278		173	0.50		41,035		193	0.47		47,949		222	0.46

Total retail		74,537		375	0.50		77,150		215	0.28		84,930		229	0.27		96,018		238	0.25		104,184		255	0.24

Credit cards		17,854		534	2.99		17,665		442	2.50		18,141		491	2.71		18,537		415	2.24		19,450		419	2.15

Total	~~W~~	202,916	~~W~~	1,695	0.84%	~~W~~	207,987	~~W~~	1,197	0.58%	~~W~~	223,879	~~W~~	1,286	0.57%	~~W~~	248,429	~~W~~	1,333	0.54%	~~W~~	261,004	~~W~~	1,174	0.45%

Note:

(1)	The number of days past due of restructured credit card loans is calculated from the first date of non-payment regardless of subsequent modification of terms.
(2)	Includes debtors such as local and regional authorities, state-owned enterprises and non-profit organizations.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2016.

Industry	Aggregate Non-Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance
	(In billions of Won)		(Percentages)
Construction	~~W~~	50	10.0%
Manufacturing		147	29.4
Real estate, leasing and service		119	23.8
Retail and wholesale		41	8.2
Finance and insurance		10	2.0
Hotel and leisure		15	3.0
Transportation, storage and communication		23	4.6
Other service(1)		45	9.0
Other(2)		50	10.0

Total	~~W~~	500	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2016, our 20 largest non-performing loans accounted 23.2% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2016
		Industry	Gross Principal Outstanding		Allowance for Loan Losses
		(In billions of Won)
1	Borrower A	Real estate, leasing and service	~~W~~	31	~~W~~	—
2	Borrower B	Real estate, leasing and service		30		24
3	Borrower C	Other service		29		—
4	Borrower D	Real estate, leasing and service		23		—
5	Borrower E	Other service		21		6
6	Borrower F	Construction		18		2
7	Borrower G	Manufacturing		16		—
8	Borrower H	Construction		15		15
9	Borrower I	Retail and wholesale		13		11
10	Borrower J	Manufacturing		10		10
11	Borrower K	Construction		10		—
12	Borrower L	Finance and insurance		10		2
13	Borrower M	Real estate, leasing and service		8		—
14	Borrower N	Manufacturing		7		—
15	Borrower O	Manufacturing		7		2
16	Borrower P	Manufacturing		6		3
17	Borrower Q	Manufacturing		5		1
18	Borrower R	Transportation, storage, and communication		5		—
19	Borrower S	Transportation, storage, and communication		4		2
20	Borrower T	Manufacturing		4		4

			~~W~~	272	~~W~~	82

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

In 2016, we sold non-performing loans in the amount of ~~W~~88 billion to third parties, including ~~W~~31 billion transferred to Aon Real Estate LLC, a real estate project financing company. Loans transferred to third parties generally meet the criteria of true sale and are derecognized accordingly.

The following table presents a roll-forward of our non-performing loans in 2015.

	(In billions of Won)
Non-performing loans as of December 31, 2015	~~W~~	1,333

Additional non-performing loans due to delinquency		534
Loans sold		(88)
Loans charged off		(391)
Loans modified and returned to performing		(40)
Other adjustments(1)		(174)

Non-performing loans as of December 31, 2016	~~W~~	1,174

Note:

(1)	Represents loans paid down or paid off and loans returned to performing other than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type.

	As of December 31,
	2012			2013			2014			2015			2016
	(In billions of Won, except percentages)
	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans
Corporate
Corporate loans	~~W~~	1,700	60.7%	~~W~~	1,576	63.7%	~~W~~	1,502	60.1%	~~W~~	1,357	58.5%	~~W~~	1,312	55.6%
Public and other		14	0.5		10	0.4		11	0.4		8	0.4		8	0.3
Loan to banks		11	0.4		5	0.2		12	0.5		10	0.4		8	0.3
Lease financing		33	1.2		21	0.9		26	1.0		29	1.3		34	1.4

Total corporate		1,758	62.8		1,612	65.1		1,551	62.0		1,404	60.6		1,362	57.7

Retail
Mortgages and home equity		23	0.8		26	1.1		31	1.2		33	1.4		29	1.2
Other retail		275	9.8		190	7.7		198	7.9		206	8.9		267	11.3

Total retail		298	10.6		216	8.7		229	9.2		239	10.3		296	12.5

Credit cards		744	26.6		648	26.2		721	28.8		675	29.1		703	29.8

Total allowance for loan losses	~~W~~	2,800	100.0%	~~W~~	2,476	100.0%	~~W~~	2,501	100.0%	~~W~~	2,318	100.0%	~~W~~	2,361	100%

Our total allowance for loan losses increased by ~~W~~43 billion, or 1.9%, to ~~W~~2,361 billion as of December 31, 2016 from ~~W~~2,318 billion as of December 31, 2015, primarily due to an increase in exposure to retail customers during 2016 as well as a decrease in charge-off for non-performing loans compared to 2015.

Our total allowance for loan losses decreased by ~~W~~183 billion, or 7.32%, to ~~W~~2,318 billion as of December 31, 2015 from ~~W~~2,501 billion as of December 31, 2014, primarily due to improvement in asset quality of our corporate loans largely resulting from an increase in the sale, transfer and charge-offs of non-performing loans.

Analysis of Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2012		2013		2014		2015		2016
	(In billions of Won, except percentages)
Balance at the beginning of the period	~~W~~	2,585	~~W~~	2,800	~~W~~	2,476	~~W~~	2,501	~~W~~	2,318
Amounts charged against income		1,325		1,082		895		1,022		1,103
Gross charge-offs:
Corporate:
Corporate loans		(844)		(799)		(515)		(731)		(758)
Public and other		(1)		—		—		(2)		(1)
Loan to banks		—		—		—		—		—
Lease financing		(19)		(33)		(16)		(60)		(42)
Retail:
Mortgage and home equity		(4)		(4)		(3)		—		—
Other retail		(130)		(242)		(153)		(128)		(130)
Credit cards		(486)		(657)		(500)		(520)		(462)

Total gross charge-offs		(1,484)		(1,735)		(1,187)		(1,441)		(1,393)

Recoveries:
Corporate:
Corporate loans		75		150		177		88		125
Public and other		6		—		11		—		—
Loan to banks		—		—		—		—		—
Lease financing		2		1		2		1		1
Retail:
Mortgage and home equity		—		—		—		3		—
Other retail		32		28		19		24		35
Credit cards		257		217		182		171		176

Total recoveries		372		396		391		287		337

Other		2		(67)		(74)		(51)		(4)

Net charge-offs		(1,110)		(1,406)		(870)		(1,205)		(1,060)

Balance at the end of the period	~~W~~	2,800	~~W~~	2,476	~~W~~	2,501	~~W~~	2,318	~~W~~	2,361

Ratio of net charge-offs during the period to average loans outstanding during the period		0.55%		0.68%		0.41%		0.51%		0.42%

Loan Charge-offs

Our gross charge-offs decreased by 3.3% from ~~W~~1,441 billion in 2015 to ~~W~~1,393 billion in 2016, primarily due to a decrease in the amount of charge-offs for credit card loans compared to 2015. Our gross charge-offs increased from ~~W~~1,187 billion in 2014 to ~~W~~1,441 billion in 2015, primarily due to our ongoing efforts to improve asset quality.

In 2016, the charge-off on restructured loans amounted to ~~W~~118 billion, of which ~~W~~22 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

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

Book Value and Fair Value

The following table sets out the book value and fair value of investments in our investment portfolio as of the dates indicated.

	As of December 31, 2014				As of December 31, 2015				As of December 31, 2016
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(In billions of Won)
Financial assets designated at fair value
Marketable equity securities	~~W~~	1,318	~~W~~	1,318	~~W~~	1,364	~~W~~	1,364	~~W~~	1,508	~~W~~	1,508
Debt securities:
Korean treasury and governmental agencies		60		60		104		104		334		334
Debt securities issued by financial institutions		539		539		837		837		794		794
Corporate debt securities		816		816		937		937		780		780
Debt securities issued by foreign government		—		—		—		—		—		—
Mortgage-backed and asset-backed securities		4		4		2		2		—		—
Others		—		—		—		—		—		—

Total — Fair Value Through Profit and Loss	~~W~~	2,737	~~W~~	2,737	~~W~~	3,244	~~W~~	3,244	~~W~~	3,416	~~W~~	3,416

Available-for-sale securities
Marketable equity securities	~~W~~	4,562	~~W~~	4,562	~~W~~	4,929	~~W~~	4,929	~~W~~	4,841	~~W~~	4,841
Debt securities:
Korean treasury and governmental agencies		3,083		3,083		3,606		3,606		4,198		4,198
Debt securities issued by financial institutions		11,922		11,922		15,594		15,594		17,225		17,225
Corporate debt securities		10,515		10,515		6,723		6,723		7,937		7,937
Debt securities issued by foreign government		589		589		676		676		1,110		1,110
Mortgage-backed and asset-backed securities		747		747		2,438		2,438		2,352		2,352

Total — Available-for-sale	~~W~~	31,418	~~W~~	31,418	~~W~~	33,966	~~W~~	33,966	~~W~~	37,663	~~W~~	37,663

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	7,723	~~W~~	8,344	~~W~~	9,432	~~W~~	10,413	~~W~~	10,894	~~W~~	11,742
Debt securities issued by financial institutions		1,574		1,607		1,264		1,315		2,092		2,073
Corporate debt securities		3,860		4,049		2,902		3,136		3,505		3,661
Debt securities issued by foreign government		62		62		97		97		621		565
Mortgage-backed and asset-backed securities		154		160		2,497		2,528		2,693		2,691

Total — Held-to-maturity	~~W~~	13,373	~~W~~	14,222	~~W~~	16,192	~~W~~	17,489	~~W~~	19,805	~~W~~	20,732

Trading Securities
Marketable equity securities	~~W~~	2,861	~~W~~	2,861	~~W~~	3,043	~~W~~	3,043	~~W~~	4,058	~~W~~	4,058
Debt securities:
Korean treasury and governmental agencies		1,942		1,942		3,255		3,255		4,236		4,236
Financial institutions		8,312		8,312		6,776		6,776		7,461		7,461
Corporations		10,731		10,731		9,304		9,304		10,244		10,244
Mortgage-backed and asset-backed securities		189		189		106		106		348		348
Debt securities issued by foreign governments		103		103		5		5		101		101
Other trading assets		224		224		149		149		248		248

Total — Trading	~~W~~	24,362	~~W~~	24,362	~~W~~	22,638	~~W~~	22,638	~~W~~	26,696	~~W~~	26,696

Total securities	~~W~~	71,890	~~W~~	72,739	~~W~~	76,040	~~W~~	77,337	~~W~~	87,580	~~W~~	88,507

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2016.

	As of December 31, 2016
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Financial assets designated at fair value:
Korean treasury securities and government agencies	~~W~~	—	—%	~~W~~	—	—%	~~W~~	—	—%	~~W~~	334	2.54%	~~W~~	334	2.54%
Debt securities issued by financial institutions		—	—%		—	—%		—	—%		794	2.87%		794	2.87%
Corporate debt securities		—	—%		—	—%		—	—%		780	2.71%		780	2.71%
Mortgage Backed Securities and asset Backed Securities		—	—%		—	—%		—	—%		—	—%		—	—%

Total	~~W~~	—	—%	~~W~~	—	—%	~~W~~	—	—%	~~W~~	1,908	2.75%	~~W~~	1,908	2.75%

Available-for-sale securities:
Korean treasury securities and government agencies	~~W~~	278	2.41%	~~W~~	2,561	1.66%	~~W~~	950	2.12%	~~W~~	409	1.83%	~~W~~	4,198	1.83%
Debt securities issued by financial institutions		8,000	1.63%		8,150	1.81%		558	3.15%		517	1.77%		17,225	1.77%
Corporate debt securities		1,301	2.02%		4,671	1.97%		935	2.33%		1,020	2.65%		7,937	2.10%
Debt securities issued by foreign governments		505	1.71%		244	5.80%		206	5.31%		155	4.46%		1,110	3.66%
Mortgage-backed securities and asset-backed securities		993	1.79%		1,090	1.92%		182	2.08%		87	2.15%		2,352	1.88%

Total	~~W~~	11,077	1.72%	~~W~~	16,716	1.90%	~~W~~	2,841	2.62%	~~W~~	2,188	2.40%	~~W~~	32,822	1.93%

Held-to-maturity securities:
Korean treasury securities and government agencies	~~W~~	699	4.77%	~~W~~	5,833	2.80%	~~W~~	625	3.38%	~~W~~	3,737	3.11%	~~W~~	10,894	3.07%
Debt securities issued by financial institutions		329	3.69%		616	2.26%		343	3.66%		804	3.82%		2,092	3.31%
Corporate debt securities		577	3.13%		1,244	2.97%		615	3.43%		1,069	2.81%		3,505	3.03%
Debt securities issued by foreign governments		91	7.90%		32	6.18%		87	6.06%		411	3.99%		621	4.97%
Mortgage-backed securities and asset-backed securities		—	—%		1,449	2.27%		1,026	2.37%		218	2.94%		2,693	2.36%

Total	~~W~~	1,696	4.17%	~~W~~	9,174	2.72%	~~W~~	2,696	3.13%	~~W~~	6,239	3.20%	~~W~~	19,805	3.05%

Trading securities:
Korean treasury securities and government agencies	~~W~~	58	1.89%	~~W~~	1,186	2.69%	~~W~~	314	1.95%	~~W~~	2,678	2.95%	~~W~~	4,236	2.46%
Debt securities issued by financial institutions		931	1.81%		1,550	1.72%		11	2.32%		4,969	1.79%		7,461	1.67%
Corporate debt securities		5,191	1.71%		1,341	2.05%		20	2.18%		3,692	2.48%		10,244	1.98%
Debt securities issued by foreign governments		11	2.42%		—	—%		—	—%		90	10.74%		101	9.80%
Mortgage-backed securities and asset-backed securities		—	—%		89	1.87%		50	2.04%		209	2.27%		348	2.14%

Total	~~W~~	6,191	1.73%	~~W~~	4,166	2.07%	~~W~~	395	1.99%	~~W~~	11,638	2.35%	~~W~~	22,390	2.00%

Total	~~W~~	18,964		~~W~~	30,056		~~W~~	5,932		~~W~~	21,973		~~W~~	76,925

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

The following table presents securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2016. As of December 31, 2016, 10% of our stockholders’ equity was ~~W~~2,147 billion.

	As of December 31, 2016
	Book Value		Fair Value
	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	~~W~~	17,743	~~W~~	17,912
The Korea Development Bank	~~W~~	4,641	~~W~~	4,644
The Bank of Korea	~~W~~	8,794	~~W~~	8,793
The Korea Housing Finance Corp	~~W~~	5,093	~~W~~	5,118

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2014		2015		2016
	(In billions of Won)
Commitments to extend credit	~~W~~	74,449	~~W~~	75,443	~~W~~	74,541
Commercial letters of credit		2,987		2,377		2,777
Other(1)		28,742		22,327		21,826

Total	~~W~~	106,178	~~W~~	100,147	~~W~~	99,144

Note:

(1)	Consists of financial guarantees, performance guarantees, liquidity facilities to special purpose entities, acceptances, guarantee on trust accounts and endorsed bills.

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

Derivatives

As discussed under “— Business Overview — Our Principal Activities — Other Banking Services — Derivatives Trading” above, we engage in derivatives trading activities primarily on behalf of our customers so that they may hedge their risks and also enter into back-to-back derivatives with other financial institutions to cover exposures arising from such transactions. In addition, we enter into derivatives transactions to hedge against risk exposures arising from our own assets and liabilities, some of which are non-trading derivatives that do not qualify for hedge accounting treatment.

The following shows, as of December 31, 2016, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) non-trading that qualify for hedge accounting.

	As of December 31, 2016
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	~~W~~	93,049	~~W~~	1,722	~~W~~	1,623
Swaps		27,460		698		766
Options		1,211		12		9

Sub-total		121,720		2,432		2,398

Interest rate derivatives:
Future and forward contracts		2,099		1		—
Swaps		80,764		290		340
Options		1,014		8		8

Sub-total		83,877		299		348

Credit derivatives:
Swaps		1,245		13		6

Sub-total		1,245		13		6

Equity derivatives:
Swaps and forward contracts		12,187		25		251
Options		3,441		51		18
Future contracts		493		1		—

Sub-total		16,121		77		269

	As of December 31, 2016
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Commodity derivatives:
Swaps and forward contracts		892		2		50
Options		12		—		—
Future contracts		115		2		2

Sub-total		1,019		4		52

Total	~~W~~	223,982	~~W~~	2,825	~~W~~	3,073

Non-trading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	~~W~~	2,766	~~W~~	155	~~W~~	36
Future and forward contracts		2,036		6		82
Interest rate derivatives:
Swaps		7,632		15		336

Total	~~W~~	12,434	~~W~~	176	~~W~~	454

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 30, 2016.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2014			2015			2016
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Demand deposits	~~W~~	21,871	0.57%	~~W~~	26,365	0.44%	~~W~~	30,865	0.37%
Savings deposits		45,622	0.87		56,083	0.70		63,061	0.59
Time deposits		112,469	2.58		113,932	2.03		123,716	1.64
Other deposits		2,151	1.32		3,555	1.20		4,744	1.47

Total interest-bearing deposits	~~W~~	182,113	1.89%	~~W~~	199,935	1.43%	~~W~~	222,386	1.16%

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are recorded on short-term borrowings and securities sold under repurchase agreements are recorded as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the balance and remaining maturities of certificates of deposit and other time deposits which had a fixed maturity in excess of ~~W~~100 million or more as of December 31, 2016.

	As of December 31, 2016
	Certificates of Deposit		Other Time Deposits		Total
	(In billions of Won)
Maturing within three months	~~W~~	2,205	~~W~~	35,879	~~W~~	38,084
After three but within six months		975		25,164		26,139
After six but within 12 months		1,251		32,959		34,210
After 12 months		122		4,124		4,246

Total	~~W~~	4,553	~~W~~	98,126	~~W~~	102,679

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2014								2015								2016
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from Bank of Korea(3)	~~W~~	1,478	~~W~~	1,251	~~W~~	1,478	0.84%	0.10 - 1.00%	~~W~~	2,073	~~W~~	1,712	~~W~~	2,107	0.67%	0.10 - 0.75%	~~W~~	2,669	~~W~~	2,451	~~W~~	2,689	0.65%	0.50 - 0.75%
Call money		2,649		2,942		3,729	2.35	0.10 - 9.00		643		2,368		5,736	1.58	0.32 - 7.00		1,130		1,582		2,699	1.35	0.10 - 10.00
Other short-term borrowings(4)		12,809		10,750		12,901	1.03	0.00 - 8.91		11,463		8,010		13,149	0.96	0.00 - 7.95		11,146		11,180		13,084	0.75	0.00 - 4.60

	~~W~~	16,936	~~W~~	14,943	~~W~~	18,108	1.27%		~~W~~	14,179	~~W~~	12,090	~~W~~	20,992	1.04%		~~W~~	14,945	~~W~~	15,213	~~W~~	18,472	0.80%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, and borrowings in domestic and foreign currencies.

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

The reviewer at each level of the review process may in its discretion approve loans up to a maximum amount per loan assigned to such level. The discretionary loan approval limit for each level of the loan approval process takes into account the total amount of loans extended to the borrower, the credit level of the applicant based on credit review, the existence and value of collateral and the level of credit risk established by the credit rating system. The discretionary loan amount approval limit ranges from ~~W~~15 million for unsecured retail loans with a credit rating of B-, which are subject to approvals by the retail branch manager, to ~~W~~90 billion for secured loans with a credit rating of AAA, which are subject to approvals by the Master Credit Officer Committee. Any loans exceeding the maximum discretionary loan amount approval limit must be approved by the Credit Review Committee.

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 206 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to an independent loan review team which analyzes in detail the results and adjusts credit ratings accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, mostly comprised of chaebols, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 64 were identified as such as of December 31, 2016. Shinhan Bank also continually reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure that the assigned ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to the Chief Risk Officer on a monthly basis.

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

Shinhan Bank currently places the following industries with relatively high risk profiles on the “intensive management” watch list for heightened monitoring and management: real estate supply, leasing and service; restaurants; accommodations; construction; shipbuilding; shipping; non-metallic minerals; iron, steel and non-ferrous metals; oil/chemicals (excluding petroleum refining and cosmetics); and golf course operations. For each of these industries, Shinhan Bank enforces a conservative cap on the aggregate amount of loans to such industry, and the business units responsible for exceeding such limits are penalized in their performance evaluations, which would have a negative impact on the pay and promotion of the employees belonging to such units.

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

Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocating capital to, its business groups. Expected loss is calculated based on the probability of default, the loss given default, the exposure at default and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for loan losses accordingly. Shinhan Bank makes provisioning at a level which is the higher of the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on VaR, which is used to determine compliance with the aggregate credit risk limit for Shinhan Bank as well as the credit risk limit for the relevant department within Shinhan Bank. Shinhan Bank uses the AIRB method as proposed by the Basel Committee to compute VaR at the account-specific level as well as to measure risk adjusted performance.

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

Approximately 94% of Shinhan Card’s cardholders consent to Shinhan Card’s accessing their travel records to detect any misuse of credit cards while they are traveling abroad. Shinhan Card also offers cardholders additional fraud protection through a fee-based texting service. At the cardholder’s option, Shinhan Card notifies the cardholder of any credit card activity in his or her account by sending a text message to his or her mobile phone. This notification service allows customers to quickly and easily identify any fraudulent use of their credit cards.

Credit Risk Management of Shinhan Investment

In accordance with the guidelines of the Financial Supervisory Service, Shinhan Investment assesses its credit risks (including through VaR analyses) and allocates the maximum limit for the credit amount at risk by department. Shinhan Investment also assesses the counterparty risks in all credit-related transactions, such as loans, acquisition financings and derivative transactions and takes corresponding risk management measures. In assessing the credit risk of a corporate counterparty, Shinhan Investment considers such counterparty’s corporate credit rating obtained from Shinhan Group Corporate Credit Rating System. Through its risk management system, Shinhan Investment also closely monitors credit risk exposures by counterparty, industry, conglomerates, credit ratings and country. Shinhan Investment conducts credit risk stress tests on a daily basis based on probability of default and also conducts more advanced stress tests from time to time, the results of which are then reported to its management as well as the Group Chief Risk Officer to support group-wide credit risk management.

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

Shinhan Investment faces foreign currency exchange rate risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Shinhan Investment centrally monitors and manages transactions involving such products through its Fixed Income, Currency & Commodities Departments. Shinhan Investment’s Risk Management Working Committee, which is delegated with the authority to approve foreign currency-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2016, Shinhan Investment’s net open position related to foreign currency-related products was US$149.54 million, and its open positions related to the sale of Won-U.S. Dollar forwards and Won-U.S. Dollar futures were US$(828.75) million and US$389.30 million, respectively.

Shinhan Capital faces considerable foreign currency exchange rate exposure in respect of its leasing business, but maintains its net exposure below US$6 million by hedging its foreign exchange positions using forwards and currency swaps.

The net open foreign currency positions held by our other subsidiaries are insignificant.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2014, 2015 and 2016. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2014	2015	2016
	(In millions of US$)
U.S. Dollars	$101.6	$(24.2)	$(125.0)
Japanese Yen	(72.4)	9.6	(9.2)
Euro	(1.5)	(1.2)	(4.6)
Others	614.8	784.2	886.4

Total	$642.6	$768.5	$747.6

Equity Risk

Shinhan Bank’s equity risk related to trading activities mainly involves trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market and closely monitors the loss limits and the observance thereof. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2014, 2015 and 2016, Shinhan Bank held ~~W~~60.7 billion, ~~W~~76.8 billion and ~~W~~192.9 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Shinhan Investment’s equity risk related to trading activities also mainly involves the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2014, 2015 and 2016, the total amount of equity securities at risk held by Shinhan Investment was ~~W~~49.1 billion, ~~W~~30.1 billion and ~~W~~36.7 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following table presents an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, as of and for the year ended December 31, 2016. For market risk management purposes, Shinhan Bank includes in the computation of total VaR its trading portfolio in bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2016
	Average		Minimum		Maximum		As of December 31, 2016
	(In billions of Won)
Shinhan Bank:(1)
Interest rate	~~W~~	33.2	~~W~~	18.8	~~W~~	48.9	~~W~~	44.4
Foreign exchange(2)		56.1		53.7		61.4		60.1
Equities		5.2		4.8		5.8		5.5
Option volatility(3)		0.1		0.1		0.3		0.2
Less: portfolio diversification(4)		(38.7)		(24.3)		(54.7)		(49.3)

Total VaR(5)	~~W~~	56.0	~~W~~	53.1	~~W~~	61.6	~~W~~	61.0

Shinhan Investment:(1)
Interest rate	~~W~~	9.04	~~W~~	5.38	~~W~~	18.15	~~W~~	15.49
Equities		13.34		6.41		24.28		7.40
Foreign exchange		6.85		1.02		19.98		7.00
Option volatility(3)		6.56		1.48		18.68		7.80
Less: portfolio diversification(4)		(11.40)		2.39		(46.54)		(14.57)

Total VaR	~~W~~	24.39	~~W~~	16.68	~~W~~	34.55	~~W~~	23.13

Notes:

(1)	Shinhan Bank and Shinhan Investment’s ten-day VaR is based on a 99.9% confidence level.
(2)	Includes both trading and non-trading accounts as Shinhan Bank and Shinhan Investment manage foreign exchange risk on a total position basis.
(3)	Volatility implied from the option price using the Black-Scholes or a similar model.
(4)	Calculation of portfolio diversification effects is conducted on different days’ scenarios for different risk components. Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.
(5)	Includes trading portfolios in Shinhan Bank’s bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return.

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

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR and stressed VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service. Stressed VaR reflects the potential significant loss in the current trading portfolio based on scenarios derived from a crisis simulation during the preceding 12 months. Shinhan Bank also uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. For Shinhan Bank, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount once in 2014, four times in 2015 and once in 2016. The most recent losses exceeded the one-day 99% confidence level-based VaR amount by 1% on September 22, 2016. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount. Virtual losses represent the potential changes in the value of portfolio when simulating the same portfolio with market variables of the next trading day.

Shinhan Investment currently uses the same ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes, although such model is not subject to regulatory review or reporting requirements. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VaR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Investment, the amount of losses (either actual or virtual) did not exceed the one-day 99% confidence level-based VaR amount in 2013, but exceeded such amount three times in 2014, six times in 2015 and once in 2016. The most recent losses exceeded the one-day 99% confidence level-based VaR amount by 37% on November 10, 2016. The increased frequency of instances in which the amount of losses exceeded the VaR amount in 2015 was primarily because the stock market experienced unusually high volatility when such instances occurred. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount.

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

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test by taking into account four market risk components: foreign currency exchange rates, stock prices, and Won-denominated interest rates and foreign currency-denominated interest rates. For the worst case scenario, Shinhan Bank assumes instantaneous and simultaneous movements in four market risk components: appreciation of Won by 20%, a decrease in Korea Exchange Composite Index by 30% and increases in Won-denominated and U.S. Dollar-denominated interest rates by 200 basis points each, respectively. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio would have declined by ~~W~~361 billion as of December 31, 2016. Shinhan Bank performs stress test on a daily basis and reports the results to its Risk Policy Committee on a monthly basis and its Risk Management Committee on a quarterly basis.

Shinhan Investment uses nine scenarios for stress tests by taking into account four market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for Won-denominated loans, foreign currency exchange rates and implied volatility. As of December 31, 2016, under the worst case scenario assuming a 1% point increase in the three-year government bond yield, the market value of Shinhan Investment’s trading portfolio would have fluctuated by ~~W~~70.0 billion for one day.

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2016 for (i) Won-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging and (ii) foreign currency-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2016
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)
Interest-earning assets	~~W~~	94,548	~~W~~	50,220	~~W~~	26,386	~~W~~	17,046	~~W~~	13,928	~~W~~	27,116	~~W~~	229,244
Fixed rates		25,522		11,293		19,023		13,507		9,553		10,091		88,989
Floating rates		67,945		38,038		5,852		3,229		4,375		16,985		136,425
Interest rate swaps		1,080		890		1,510		310		0		40		3,830

Interest-bearing liabilities	~~W~~	93,188	~~W~~	36,603	~~W~~	51,826	~~W~~	17,196	~~W~~	10,808	~~W~~	21,947	~~W~~	231,567
Fixed liabilities		62,914		36,100		51,725		17,099		10,789		21,235		199,863
Floating liabilities		26,443		503		100		97		18		712		27,875
Interest rate swaps		3,830		0		0		0		0		0		3,830

Sensitivity gap		1,360		13,618		(25,440)		(151)		3,120		5,169		(2,323)
Cumulative gap		1,360		14,978		(10,643)		(10,613)		(7,493)		(2,323)		(2,323)
% of total assets		0.59%		6.53%		(4.56)%		(4.63)%		(3.27)%		(1.01)%		(1.01)%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2016
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)
Interest-earning assets	$17,940	$3,435	$2,693	$2,885	$4,514	$31,468
Interest-bearing liabilities	18,254	2,878	4,179	4,809	3,401	33,520

Sensitivity gap	(314)	558	(1,485)	(1,924)	1,114	(2.052)
Cumulative gap	(314)	244	(1,242)	(3,166)	(2.052)	(2.052)
% of total assets	(1.00)%	(0.77)%	(3.95)%	(10.06)%	(6.52)%	(6.52)%

Note:

(1)	Includes merchant banking accounts.

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2016 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2016 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2016
(In months)
Interest-earning assets	11.56
Interest-bearing liabilities	10.66
Gap	0.96

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Market Value Analysis

Shinhan Bank performs a market value analysis to measure changes in the market value of Shinhan Bank’s interest-earning assets compared to that of its interest-bearing liabilities based on the assumption of parallel shifts in interest rates. These measurements are done on a daily basis.

Market Value as of December 31, 2016 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2016
	Actual		1% Point Increase		Changes
	(In billions of Won)
Interest-earning assets	~~W~~	233,201	~~W~~	231,075	~~W~~	(2,126)
Interest-bearing liabilities		231,983		230,099		(1,885)
Gap		1,218		976		(241)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

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

The following table illustrates by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2016 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, assuming (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2016 and (b) the same interest rates as of December 31, 2016 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2016 (For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates						Change in Net Interest Income			Change in Net Interest Income
	No Change		1% Point Increase		1% Point Decrease		Amount (1% Point Increase)		% Change (1% Point Increase)	Amount (1% Point Decrease)		% Change (1% Point Decrease)
	(In billions of Won, except percentages)
Simulated interest income	~~W~~	6,795	~~W~~	8,023	~~W~~	5,568	~~W~~	1,227	18.06%	~~W~~	(1,227)	(18.06)%
Simulated interest expense		3,016		3,985		2,047		969	32.13%		(969)	(32.13)%
Net interest income		3,779		4,037		3,521		258	6.83%		(258)	(6.83)%

Note:

(1)	Includes merchant banking accounts and derivatives entered into for the purpose of hedging.

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

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2016, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches between the re-pricing dates for Shinhan Bank’s non-trading interest-earning assets (including available-for-sale investment securities) and those for its interest-bearing liabilities. Under the regulations of the Financial Services Commission, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2016(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	~~W~~	189	~~W~~	143	~~W~~	259	~~W~~	231

Note:

(1)	One-year VaR results with a 99.9% confidence level. Computed based on Shinhan Bank’s internal model. Under the internal model, non-trading assets and liabilities VaR is computed based on historical simulation at the 99.9% confidence level, namely by computing the average net present value based on the net present value distribution under historical interest rate scenarios and subtracting from such average net present value the net present value at the 0.1% percentile.

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

Shinhan Life Insurance monitors and manages its interest rate risk for its investment assets and liabilities based on simulations of its asset-liability management system. These simulations typically involve subjecting Shinhan Life Insurance’s current and future assets and liabilities to more than 2,000 market scenarios based on varying assumptions, such as new debt purchases and current investment portfolios, so as to derive its net asset value forecast for the next one year at a 99.9% confidence level.

Interest rate risk for our other subsidiaries is insignificant.

Equity Risk

Substantially all of Shinhan Bank’s equity risk relates to its portfolio of common stock in Korean companies. As of December 31, 2016, Shinhan Bank held an aggregate amount of ~~W~~60.7 billion of equity interest in unlisted foreign companies (including ~~W~~50.5 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks.

Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2016, Shinhan Bank held equity securities in an aggregate amount of ~~W~~1,417.5 billion in its non-trading accounts, including equity securities in the amount of ~~W~~238.4 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2016, Shinhan Bank held Won-denominated convertible bonds in an aggregate amount of ~~W~~60.8 billion, Won-denominated exchangeable bonds in an aggregate amount of ~~W~~1.2 billion and Won-denominated bonds with warrants in an aggregate amount of ~~W~~1.0 billion, in each case, in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds, exchangeable bonds or bonds with warrants, and the interest rate risk of these equity-linked securities are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

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

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks, including Shinhan Bank, to maintain a liquidity coverage ratio of at least 80.0% as of January 1, 2015, 85.0% as of January 1, 2016, 90.0% as of January 1, 2017, 95.0% as of January 1, 2018 and

100.0% as of January 1, 2019. The Financial Services Commission defines liquidity coverage ratio as high liquid assets that can be easily converted to cash, as divided by the net amount of cash outflow for the next 30 day period, under the stress level established according to the liquidity coverage ratio, pursuant to the Regulation on the Supervision of the Banking Business, which was amended as of June 28, 2016 to implement the liquidity coverage ratio requirements under Basel III.

With respect to foreign currency liquidity ratio, the Regulation on the Supervision of the Banking Business requires that financial institutions dealing with foreign exchange affairs (i.e., banks) whose foreign-currency denominated liabilities are equal to or greater than US$500 million or 5% of its total liabilities, as of the end of the immediately preceding half-year period, maintain a foreign currency liquidity coverage ratio of 60% or higher beginning January 1, 2017, 70% or higher beginning January 1, 2018 and 80% or higher beginning January 1, 2019. The term “foreign currency liquidity coverage ratio” means the ratio of high-liquidity assets to the net cash outflow in respect of foreign-currency denominated assets and liabilities for the next 30 days. In the case of financial institutions dealing with foreign exchange affairs whose foreign-currency denominated liabilities are less than US$500 million and less than 5% of its total liabilities, as of the end of the immediately preceding half-year period, the following ratios shall be maintained and foreign-currency denominated assets and liabilities shall be categorized and managed according to such different remaining maturities: (i) the ratio of assets for which remaining maturities are less than three months to liabilities for which remaining maturities are less than three months shall be at least 85%, and (ii) the assets for which remaining maturities are less than one month shall not exceeded liabilities for which the remaining maturities are less than one month by more than 10%.

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

The following tables show Shinhan Bank’s (i) liquidity coverage ratio and (ii) liquidity status and limits for foreign currency-denominated accounts (including derivatives and merchant banking accounts), each as of December 31, 2016 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Liquidity Coverage Ratio as of December 31, 2016

	As of December 31, 2016
	(in billions of Won, except percentages)
High liquid assets (A)	~~W~~	34,732
Net cash outflows over the next 1 month (B)		34,396
Cash outflow		58,808
Cash inflow		24,412
Liquidity coverage ratio (A/B)		100.98%

Shinhan Bank’s foreign currency-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2016
Foreign Currency Denominated Accounts:	7 Days or Less	1 Month or Less	3 Months or Less	6 Months or Less	12 Months or Less	Total Before Sub-Standard or Below(1)	Sub- Standard or Below	Total
	(In millions of US$, except percentages)
Assets:	$11,146	$24,131	$39,631	$54,859	$68,259	$82,583	$74	$82,657
Liabilities	10,157	21,935	35,968	45,787	61,418	82,125	—	82,125
For three months or less:
Assets			39,631
Liabilities			35,968
Liquidity ratio			110.18%
Limit			85.00%

Note:

(1)	Cumulative total of accounts, including accounts over one year, but excluding accounts that are sub-standard or below.

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

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2016 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Total
	(In billions of Won, except percentages)
Assets	~~W~~	2,266	~~W~~	10,048	~~W~~	14,723	~~W~~	17,122	~~W~~	19,864	~~W~~	5,062	~~W~~	24,926
Liabilities		834		3,708		4,069		4,986		7,040		10,731		17,771
Liquidity ratio						362%

Shinhan Investment manages its liquidity risk for its Won-denominated accounts by setting a limit of ~~W~~300 billion on each of its seven-day and one-month liquidity gap, a limit of 110% on its three-months liquidity ratio and a limit of ~~W~~6 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Investment manages the liquidity risk on a quarterly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the one-week and one-month maturity mismatch ratios to be 0% and -10% or less, respectively, and the three months liquidity ratio to be 80% or higher.

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

As of December 31, 2016, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 209 key risk indicators.

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

As for Shinhan Investment, its audit department conducts an annual inspection as to whether the internal policy and procedures of Shinhan Investment relating to its overall operational risk management are being effectively complied. The inspection has a particular focus on the appropriateness of the scope of operational risks and the collection, maintenance and processing of relevant operating data. Shinhan Investment, through its operational risk management system, also conducts self-assessments of risks, collects loss data and manages key risk indicators. The operational risk management system is supervised by its audit department, compliance department and risk management department, as well as a risk management officer in each of Shinhan Investment’s departments.

Shinhan Card’s audit committee reviews whether the internal policy and procedures of Shinhan Card are effective and implements measures to improve such policies as needed. Shinhan Card’s audit committee also contributes to work efficiency, financial risk minimization and management rationalization. Shinhan Card is expected to develop an operational risk management system once the Financial Supervisory Service announces its oversight guidelines regarding operational risk measurement.

Shinhan Life Insurance’s Audit Department and Compliance Department reviews whether the internal policy and procedures of Shinhan Life Insurance are being effectively complied with. Shinhan Life Insurance is expected to implement an operational risk management process in 2017 and utilize it to assess operational risk, collect data and manage key indicators.

General audits, special audits, day-to-day audits and real-time monitoring audits are performed by our examiners, and self-audits are performed by the self-auditors of the relevant operational departments.

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, the Financial Supervisory Service conducted a comprehensive audit of Shinhan Bank from November to December 2012, and in July 2013 notified Shinhan Bank of an institutional caution (which does not give rise to significant sanctions unlike in the case of repeated institutional warnings), imposed disciplinary actions against 65 Shinhan Bank employees and assessed a fine of ~~W~~87.5 million after finding that Shinhan Bank had illegally monitored customer accounts, breached confidentiality with respect to certain financial transactions and violated its obligation to disclose and report to the Financial Supervisory Service an investment in an affiliated company of Shinhan Bank. Furthermore, in March 2013 the Financial Supervisory Service conducted a special audit of Shinhan Bank as to incidents of alleged malfunctioning of its financial computer network and in December 2013, notified Shinhan Bank of an institutional caution and imposed disciplinary actions against five Shinhan Bank employees after finding that Shinhan Bank did not properly maintain its information technology administrator account and vaccine server. From October 2013 to November 2014, the Financial Supervisory Service also conducted a series of special audits of Shinhan Bank as to incidents of alleged illegal monitoring of customer accounts, and in February 2014, the Prosecutors’ Office in Korea also commenced an investigation of Shinhan Bank with respect to same. In December 2015, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed disciplinary actions against two former Shinhan Bank officers after finding that Shinhan Bank had illegally monitored customer accounts, whereas in April 2016, the Prosecutors’ Office determined not to prosecute the former officers of Shinhan Bank because of insufficient evidence. In addition, the Financial Supervisory Service conducted a periodic audit of Shinhan Bank from April to May 2015 and notified Shinhan Bank of five items requiring management’s attention and three items for improvement in June 2016 in connection with such audit.

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

Shinhan Financial Group

In May 2015, we developed and implemented a credit review system to unify our corporate credit review and risk measurements, allowing us and our subsidiaries to utilize a uniform and consistent credit review system with respect to each borrower. In addition, in preparation of the implementation of Basel III liquidity coverage ratio regulations for bank holding companies, we are currently developing a Basel III liquidity coverage ratio risk management system in order to enhance our liquidity risk management capabilities.

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

In addition, in 2013, Shinhan Bank obtained approval from the Financial Supervisory Service to use an internal evaluation model with respect to Basel II credit risks related to Shinhan Bank’s retail SOHO exposures. In 2016, Shinhan Bank developed a new internal evaluation model and obtained approval from the Financial Supervisory Service to use the new model with respect to Basel II credit risks related to Shinhan Bank’s retail exposures. In addition, Shinhan Bank received another approval in 2016 for loss given default data processing using the AIRB approach in order to reflect changes in economic conditions such as prolonged recovery periods and low interest rates, and the newly approved loss given default data processing will replace existing loss given default data processing for both retail and SOHO exposures.

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

Shinhan Card

In 2012, Shinhan Card completed further upgrades to its credit risk measurement system in satisfaction of the Basel II standards, as well as other regulatory requirements and internal needs in order to address the ongoing volatility in the economic and regulatory environment. In December 2016, Shinhan Card obtained approval from the Financial Supervisory Service to use a new internal evaluation model with respect to Basel III credit risks related to its retail and SOHO exposures.

Shinhan Investment

In 2016, Shinhan Investment updated its market risk management system to increase its value assessment capabilities for OTC derivatives, strengthen its VaR risk analysis capabilities and improve various simulation functions.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on July 31, 2015, Law No. 13453). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.

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

Under the Financial Holding Companies Act, the establishment of a financial holding company must be approved by the Financial Services Commission. A financial holding company is required to be mainly engaged in controlling its subsidiaries by holding the shares or equities of the subsidiaries in the amount of not less than 50% of aggregate amount of such financial holding company’s assets based on the latest balance sheet. A financial holding company is prohibited from engaging in any profit-making businesses other than controlling the management of its subsidiaries and certain ancillary businesses as prescribed in the Presidential Decree of the Financial Holding Companies Act which include the following businesses:

•	financially supporting its subsidiaries and the subsidiaries of its subsidiaries (the “direct and indirect subsidiaries”), including lending properties with economic values such as monies and securities, guaranteeing obligation performance and other direct or indirect transactions involving transactional credit risk;

•	raising capital necessary for the investment in subsidiaries or providing financial support to its direct and indirect subsidiaries;

•	supporting the business of its direct and indirect subsidiaries for the joint development and marketing of new products;

•	supporting the operations of its direct and indirect subsidiaries by providing access to data processing, legal and accounting resources; and

•	pursuing any other activities exempted from authorization, permission or approval under the applicable laws and regulations.

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

The Act on Corporate Governance of Financial Companies

The Act on Corporate Governance of Financial Companies came into effect as of August 1, 2016. The Act was enacted to address calls for strengthened regulations on corporate governance of financial companies and to serve as a uniform regulation on corporate governance matters applicable to all financial companies in place of the separate regulations for each sector that existed. The Act contains several key measures, including, but not limited, to (i) condition of eligibility of officers of financial companies and standards for determining whether financial companies’ officers may hold concurrent positions in other companies, (ii) standards for composition and operation of board of directors, (iii) standards for establishment, composition and operation of committees of the board of directors, (iv) internal control and risk management, (v) requirements and procedures for the approval of a change of major shareholders and (vi) special regulations for rights of minority shareholders of financial companies.

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

Under the Bank of Korea Act, the Monetary Policy Committee’s primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea. The Financial Services Commission, established on April 1, 1998 as the Financial Supervisory Commission and later changed its name to the Financial Services Commission on March 3, 2008, regulates commercial banks pursuant to the Banking Act, including establishing guidelines on capital adequacy of commercial banks, and promulgates regulations relating to supervision of banks. Furthermore, pursuant to the Amendment to the Government Organization Act and the Banking Act on May 24, 1999, the Financial Services Commission, instead of the Ministry of Strategy and Finance, now regulates market entry into the banking business.

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

Under the Detailed Regulations on the Supervision of the Banking Business, Tier I capital instruments must satisfy, among others, the following requirements in order to be recognized as Other Core Capital:

(i)	the price for such instruments shall have been fully paid through the procedure for issuance, and the instruments shall be in a perpetual form with no cause triggering a step-up or redemption;

(ii)	such instruments shall be bound by a special agreement on being subordinate to depositors, general creditors and subordinated debt of the bank (referring to a special agreement under which subordinated creditors’ right to claim payment shall take effect only after unsubordinated creditors’ claims are fully paid, when bankruptcy or any similar incident occurs; hereinafter the same shall apply) but shall not fall within liabilities exceeding assets at the time when bankruptcy is declared under the Debtor Rehabilitation and Bankruptcy Act;

(iii)	the payment of dividends or interests shall be suspended from the date when the bank is designated as a “insolvent financial institution” under the Act on Structural Improvement of the Financial Industry of Korea or under the Depositor Protection act of Korea as applicable, or the Financial Supervisory Service takes measures under the Regulations on the Supervision of the Banking Business such as the managerial improvement recommendation, the managerial improvement request, the managerial improvement order and the emergency measures against the bank to the date when the above-mentioned event is removed;

(iv)	the payment of dividends or interests shall not be determined in connection with the credit rating of the bank;

(v)	the dividends may only be paid out of distributable income;

(vi)	the bank shall be able to revoke in its sole discretion the payment of dividends or interests at any time;

(vii)	the cancellation of paying dividends must not impose restrictions on the bank except in relation to dividends to common stockholders;

(viii)	the revocation of the payment of dividends or interests shall not be deemed as the event of defaults, and the bank shall be able to use in its sole discretion the amount which was revoked to pay as dividends or interests to redeem any other debts of the bank then due and payable;

(ix)	such instruments shall not be redeemed within five years from the issuance date and the bank shall be able to determine in its sole discretion whether it redeems such instruments even after five years from the issuance date, and the instruments shall not be subject to any condition that arouse investors’ expectation to have the instruments redeemed or any condition that imposes a burden of redemption upon the issuing bank in fact;

(x)	the requirements prescribed in Appendix 3-5 (Trigger Events for Contingent Capital Securities) of the Detailed Enforcement Rules of Regulation on Supervision of Banking Business shall be satisfied;

(xi)	the bank or the person who has de facto control over the bank shall not purchase capital instruments or provide a purchaser of such securities with funds for the purchase by providing a collateral or guarantee for payment or by lending a loan, shall not raise the priority of its claims, legally or economically, for the price paid for the securities, and shall not provide a collateral or guarantee to the purchasers of the securities directly or via a related company; and

(xii)	such capital instruments shall have no condition that hinders the issuing bank’s procurement or expansion of capital in the future.

Under the Detailed Regulations on the Supervision of the Banking Business, Tier II capital instruments must satisfy, among others, the following requirements in order to be recognized as Supplementary Capital:

(i)	the procedure for issuance shall have been completed, the price for such capital instruments shall have been fully paid, and the capital instruments shall be bound by a special agreement of subordination to deposits and ordinary debts;

(ii)	the maturity shall not be less than five years from the issuance date, and Tier II capital instruments shall not be redeemed within five years from the issuance date;

(iii)	there is no condition to promote the bank to redeem such capital instruments such as a step-up provision, and the bank shall be able to determine in its sole discretion whether to redeem such instruments prior to the maturity date, and the instruments shall not be subject to any condition that arouse investors’ expectation to have the instruments redeemed or any condition that imposes a burden of redemption upon the issuing bank in fact;

(iv)	other than the case where the bank is subject to the bankruptcy or liquidation, the holder of Tier II capital instruments shall not have the right to require bank to pay the principal or interests of such instruments earlier than the original due date thereof;

(v)	the payment of dividends or interests shall not be determined in connection with the credit rating of the bank;

(vi)	the requirements prescribed in Appendix 3-5 (Trigger Events for Contingent Capital Securities) of the Detailed Enforcement Rules of Regulation on Supervision of Banking Business shall be satisfied;

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

Under the Regulation on the Supervision of the Banking Business, banks shall set aside allowances for bad debts for each class of soundness in accordance with the K-IFRS. If the amount for each class of soundness calculated in accordance with the following criteria exceeds the allowances for bad debts set aside, the excess amount shall, at the time of each settlement of accounts, be set aside as regulatory reserve for credit losses.

•	0.85% of normal credits (or 0.9% in the case of normal credits comprising loans to certain industries including construction, retail and wholesale sales, accommodations, restaurant, real estate and lease, 1.0% in the case of normal credits comprising loans to individuals and households, 2.5% in the case of normal credits comprising credit card loans and 1.1% in the case of normal credits comprising other credit card receivables);

•	7% of precautionary credits (or 10% in the case of precautionary credits comprising loans to individuals and households, 50% in the case of precautionary credits comprising credit card loans and 40% in the case of precautionary credits comprising other credit card receivables);

•	20% of substandard credits (or 10% in the case of substandard credits comprising assets for which the bank has the right to receive payment in priority pursuant to the Corporate Restructuring Promotion Act of Korea or Paragraph 180, Subparagraph 2 of the Debtor Rehabilitation and Bankruptcy Act of Korea (the “Priority Assets”), 65% in the case of substandard credits comprising credit card loans and 60% in the case of substandard credits comprising other credit card receivables);

•	50% of doubtful credits (or 25% in the case of doubtful credits comprising Priority Assets, 55% in the case of doubtful credits comprising loans to individuals and households and 75% in the case of doubtful credits comprising credit card loans and other credit card receivables); and

•	100% of estimated loss credits (or 50% in the case of estimated loss credits comprising of Priority Assets).

Furthermore, under the Regulation on the Supervision of the Banking Business, banks must maintain allowances for bad debts and regulatory reserve for credit losses in respect of their confirmed guarantees (including confirmed acceptances) and outstanding non-used credit lines in an aggregate amount calculated at the same rates applicable to normal, precautionary, substandard, doubtful and estimated loss credits comprising their outstanding loans and other credits as set forth above.

As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group and Shinhan Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, for 2017. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank are required to maintain an additional capital buffer of 0.25% starting on January 1, 2016, with such buffer to increase by 0.25% annually to 1.00% by January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%, and the Financial Services Commission is expected to maintain the countercyclical capital buffer requirement at 0% for the first quarter of 2017.

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

The Financial Services Commission requires Korean banks to maintain a liquidity coverage ratio of at least 80.0% as of January 1, 2015, 85.0% as of January 1, 2016, 90.0% as of January 1, 2017, 95.0% as of January 1, 2018 and 100.0% as of January 1, 2019. The Financial Services Commission defines liquidity coverage ratio as high liquid assets that can be easily converted to cash, as divided by the net amount of cash outflow for the next 30 day period, under the stress level established according to the liquidity coverage ratio, pursuant to the Regulation on the Supervision of the Banking Business, which was amended as of June 28, 2016 to implement the liquidity coverage ratio requirements under Basel III.

With respect to foreign currency liquidity ratio, the Regulation on the Supervision of the Banking Business requires that financial institutions dealing with foreign exchange affairs (i.e., banks) whose foreign-currency denominated liabilities are equal to or greater than US$500 million or 5% of its total liabilities, as of the end of the immediately preceding half-year period, maintain a foreign currency liquidity coverage ratio of 60% or higher beginning January 1, 2017, 70% or higher beginning January 1, 2018 and 80% or higher beginning January 1, 2019. The term “foreign currency liquidity coverage ratio” means the ratio of high-liquidity assets to the net cash outflow in respect of foreign-currency denominated assets and liabilities for the next 30 days. In the case of financial institutions dealing with foreign exchange affairs whose foreign-currency denominated liabilities are less than US$500 million and less than 5% of its total liabilities, as of the end of the immediately preceding half-year period, the following ratios shall be maintained and foreign-currency denominated assets and liabilities shall be categorized and managed according to such different remaining maturities: (i) the ratio of assets for which remaining maturities are less than three months to liabilities for which remaining maturities are less than three months shall be at least 85%, and (ii) the assets for which remaining maturities are less than one month shall not exceeded liabilities for which the remaining maturities are less than one month by more than 10%.

The Monetary Policy Committee of the Bank of Korea is authorized to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is 7.0% of average balances for Won-denominated demand deposits outstanding, 0.0% of average balances for Won-denominated employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding and 2.0% of average balances for Won-denominated time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding. For foreign currency deposit liabilities, a 2.0% minimum reserve ratio is applied to savings deposits outstanding and a 7.0% minimum reserve ratio is applied to demand deposits, while a 1.0% minimum reserve ratio is applied for offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Loan-to-Deposit Ratio

In December 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The Regulation on the Supervision of the Banking Business, which was amended as of August 19, 2010 and December 26, 2014 and took effect on January 1, 2014 and January 1, 2015, respectively, requires banks with

Won-denominated loans of not less than ~~W~~2 trillion in value as of the last month of the immediately preceding quarter to maintain a ratio of Won-denominated loans (excluding certain types of loans using funds borrowed from Korea Development Bank or the Korean government or loans made under certain operational rules of Korea Federation of Banks) to Won-denominated deposits (excluding certificates of deposit) and the balance of the covered bonds under the Act on Issuance of Covered Bonds, the maturity of which is not less than five years (only in case when such financing from the issuance of covered bonds is used in Won currency and up to 1% of Won-denominated deposits) not more than 1:1. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2016 was 97.51%, based on monthly average balances.

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

Disclosure of Management Performance

For the purpose of enforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Services Commission requires commercial banks to disclose certain matters as follows:

•	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated pursuant to the criteria under the Detailed Regulations promulgated under the Regulation on the Supervision of the Banking Business), except where the loan exposure to a single business group is not more than ~~W~~4 billion; and

•	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, except where the loss is not more than ~~W~~1 billion.

Restrictions on Lending

According to the Banking Act, commercial banks are prohibited from making any of the following categories of loans:

•	loans made directly or indirectly on the pledge of a bank’s own shares;

•	loans made directly or indirectly to enable a natural or a legal person to buy the bank’s own shares; and

•	loans made to any of the bank’s officers or employees other than de minimis loans of up to (1) ~~W~~20 million in the case of a general loan, (2) ~~W~~50 million in the case of a general loan plus a housing loan, or (3) ~~W~~60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; and

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to ~~W~~20 million or general and housing loans of up to ~~W~~50 million in the aggregate.

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission implemented a number of changes in recent years to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. Due to a rapid increase in the volume of loans secured by homes and other forms of housing, the Financial Services Commission and the Financial Supervisory Service implemented regulations designed to curtail extension of new or refinanced loans secured by housing, including the following:

•	as to loans secured by collateral of housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) shall not exceed 60%;

•	as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (excluding apartments) located in areas of high speculation, in each case, as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than three years should not exceed 50% and (ii) the loan-to-value ratio for loans with a maturity of more than three years shall not exceed 60%;

•	as to loans secured by apartments located in areas of high speculation as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than ten years should not exceed 40%; and (ii) the loan-to-value ratio for loans with a maturity of more than ten years shall not exceed (a) 40%, if the price of such apartment is over ~~W~~600 million, and (b) 60%, if the price of such apartment is ~~W~~600 million or lower;

•	notwithstanding the foregoing, as to loans secured by collateral of housing (including apartments), the loan-to-value ratio for loans to be amortized over the period of ten years should not exceed 70 percent;

•	in the case of a borrower (i) whose spouse already has a loan secured by housing or (ii) who is single and under 30 years old, the debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such apartment(s) and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) of the borrower in respect of loans secured by apartment(s) located in areas of high speculation as designated by the government shall not exceed 40%;

•	as to loans secured by apartments with appraisal value of more than ~~W~~600 million in areas of high speculation as designated by the government or certain metropolitan areas designated as areas of excessive investment by the government, the borrower’s debt-to-income ratio shall not exceed 40%;

•	as to apartments located in areas of high speculation as designated by the government, a borrower is permitted to have only one new loan secured by such apartment;

•	where a borrower has two or more loans secured by apartments located in areas of high speculation as designated by the government, the loan with the earliest maturity date in the event of the extension of maturity must be repaid first and the number of loans must be eventually reduced to one.

•	the bank is prohibited from extending home equity loans to minors; and

•	the bank is prohibited from accepting apartments located in areas of high speculation as designated by the government as collateral for company loans with purpose of acquiring such apartments, except for unavoidable cases.

Notwithstanding the foregoing, in order to rationalize the regulations on the housing loans, the Financial Supervisory Service provided administrative instructions in July 2014 that all financial institutions including banks under the Banking Act are subject to the maximum loan-to-value ratio of 70% (irrespective of the location of the property, subject to certain exceptions) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions), from August 1, 2014. The administrative instructions have been extended several times and are effective until July 31, 2017.

Restrictions on Investments in Property

A bank may possess real estate property only to the extent necessary for conducting its business; provided that the aggregate value of such real estate property must not exceed 60% of the sum of its Tier I and Tier II capital (less any capital deductions). Any property acquired by a bank (1) through the exercise of its rights as a secured party or (2) the acquisition of which is prohibited by the Banking Act must be disposed of within three years, unless otherwise provided by the regulations thereunder.

Restrictions on Shareholdings in Other Companies

Under the Banking Act, a bank may not own more than 15% of shares outstanding with voting rights of another company, except where, among other reasons:

•	the company issuing such shares is engaged in a business that falls under the category of financial businesses set forth by the Financial Services Commission (including companies which business purpose is to own equity interests in private equity funds); or

•	the acquisition of shares by the bank is necessary for corporate restructuring of such company and is approved by the Financial Services Commission.

In the above cases, a bank must satisfy either of the following requirements:

•	the total investment in companies in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 20% of the sum of Tier I and Tier II capital (less any capital deductions); or

•	the total investment in companies in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 30% of the sum of Tier I and Tier II capital (less any capital deductions) where the acquisition satisfies the requirements determined by the Financial Services Commission.

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

Restrictions on Bank Ownership

Under the Banking Act, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Banking Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies — namely, (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group; (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than ~~W~~2 trillion; (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding; (4) a private equity fund (under the Financial Investment Services and Capital Markets Act) where (i) the general partner of such private equity fund, (ii) the limited partner whose equity holding ratio in such private equity fund is 10% or more, or (iii) the limited partners, being member companies of a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act, whose aggregate equity holding ratio in such private equity fund is 30% or more falls under either of item (1) to (3) above; or (5) a special purpose company of a private equity fund where a private equity fund, as described in item (4) above, owns 4% or more of the special purpose company’s issued and outstanding shares or has actual control over the major business affairs of the special purpose company through, for example, appointment and dismissal of the officers – may not acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of:

•	up to 10% of a national bank’s outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial group companies will not exercise voting rights in respect of such shares in excess of the 4% limit; and

•	in the event that a foreigner, as defined in the Foreign Investment Promotion Act, owns not less than 10% of a national bank’s outstanding voting shares, up to 10% of such bank’s outstanding voting shares without the approval of the Financial Services Commission, and in excess of 10%, 25% or 33% of such bank’s outstanding voting shares, with the approval of the Financial Services Commission, up to the number of shares owned by such foreigner.

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

In the event that a bank qualifies and operates as a collective investment business entity, a trustee, a custodian or a general office administrator under the Financial Investment Services and Capital Markets Act, it is required to establish relevant operation and management systems to prevent potential conflicts of interest among the banking business, the collective investment business, the trustee or custodian business and general office administration. These measures include:

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

A bank which qualifies and operates as a collective investment business entity may engage in the sale of beneficiary certificates of investment trusts which are managed by such bank. However, such bank is prohibited from engaging in the following activities:

•	acting as trustee of an investment trust managed by such bank;

•	purchasing with such bank’s own funds beneficiary certificates of an investment trust managed by such bank;

•	using in its sales activities of other collective investment securities information relating to the trust property of an investment trust managed by such bank;

•	selling through other banks established under the Banking Act beneficiary certificates of an investment trust managed by such bank;

•	establishing a short-term financial collective investment vehicle; and

•	establishing a mutual fund.

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

Recently, regulatory authorities are encouraging financial institutions to lower the ATM usage fees in order to decrease the financial expense burden on consumers. Further, in light of the increasing household debt, regulatory authorities are encouraging financial institutions to gradually increase the proportion of the principal of retail loans that are subject to the fixed interest rates from 14% in 2012 to 45% by 2017.

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

Restrictions on Loans to Affiliate Companies

Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company may not provide loans exceeding 50% of its equity capital, in the aggregate, to its specially related persons (as defined under the relevant laws) including, but not limited to, its affiliates.

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

Net Equity Ratio = (Net Operating Equity — Total Risk) / Equity Capital Maintenance Requirement for Each Service Unit

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

Principal Regulations Applicable to Insurance Companies

General

Insurance companies are regulated and governed by the Insurance Business Act (the “Insurance Business Act”). In addition, insurance companies in Korea are under the regulation and supervision of the Financial Services Commission and its governing entity, the Financial Supervisory Service.

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

U.S. Regulations

As a substantial majority of our and our subsidiaries’, operations are in Korea, we are primarily subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service. Our subsidiaries, however, have limited operations in the United States, and we own a bank in the United States. Therefore, we and our U.S. operations are subject to U.S. supervision, regulation and enforcement by relevant authorities in the United States with regard to our U.S. operations.

U.S. Banking Regulations

Our operations in the United States are subject to a variety of regulatory regimes. Shinhan Bank maintains an uninsured branch in New York, which is licensed by the New York State Department of Financial Services (“Department”) and registered with the banking authority of Korea. Shinhan Bank’s New York branch is subject to regulation and examination by the Department under its licensing authority. In addition, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) exercises examination and regulatory authority over Shinhan Bank’s U.S. branch. We also own a non-member state chartered bank, Shinhan Bank America, which is regulated by the Department, as its chartering authority, and by the Federal Deposit Insurance Corporation (“FDIC”), as its primary federal banking regulator and as the insurer of its deposits. Our U.S. branch and U.S. bank subsidiary are subject to restrictions on their respective activities, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, and restrictions on transactions with affiliates, among other things. We are also a financial holding company and a bank holding company under U.S. banking laws and our U.S. operations are subject to regulation, supervision and enforcement by the Federal Reserve Board.

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

Financial Holding Company

In addition to the direct regulation of Shinhan Bank’s U.S. branch by the Department and the Federal Reserve Board, because we operate a U.S. branch and have a subsidiary bank in the U.S., our nonbanking activities in the United States are subject to regulation by the Federal Reserve Board pursuant to the International Banking Act of 1978, the Bank Holding Company Act of 1956 (the “BHC Act”), and other laws. We have elected to be a “financial holding company” under the BHC Act. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain our financial holding company status, (i) we and our U.S. subsidiary bank located in New York are required to be “well capitalized” and “well managed,” (ii) our U.S. branch and our U.S. subsidiary bank located in New York are required to meet certain examination ratings, and (iii) our subsidiary bank in New York is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1977 (the “CRA”).

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010 in response to the financial crisis, impacts the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically important institutions, OTC derivatives, the ability of banking entities, including non-U.S. banks with branches in the U.S., like us, to engage in proprietary trading activities and invest in hedge funds and private equity (the so-called Volcker rule), consumer and investor protection, hedge fund registration, securitization, investment advisors, shareholder “say on pay,” the role of credit-rating agencies, and more. The Dodd-Frank Act requires various federal banking and financial regulatory authorities to adopt a broad range of implementing rules and regulations. Such authorities have significant discretion in drafting the implementing rules and regulations.

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in assets. In imposing such heightened prudential standards on non-U.S. banks such as us, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding company is subject to comparable home country standards. In February 2014, the Federal Reserve Board issued final rules applying enhanced prudential standards to foreign banking organizations, or FBOs, like us with $50 billion or more in total global consolidated assets. The final rules represent significant changes to the way that the U.S. operations of FBOs are supervised by the Federal Reserve Board within the United States. In particular, the final rules:

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

The final rules also include requirements relating to overall risk management and debt-to-equity limits for the U.S. operations of FBOs. Implementation of the final rules began June 1, 2014 with the most significant requirements having taken effect on July 1, 2016. Rules imposing single counterparty credit limits and early remediation requirements on FBOs have yet to be finalized. We continue to assess the full impact of these enhanced prudential requirements on our business.

The current regulatory environment in the United States may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act. On January 20, 2017, Mr. Donald J. Trump became President of the United States. The full scope of President Trump’s short-term legislative agenda is not yet fully known, but it may include certain deregulatory measures for the U.S. financial services industry, including changes to key aspects of the Dodd-Frank Act. On February 3, 2017, President Trump signed an executive order calling for a review of U.S. financial laws and regulations in order to determine their consistency with a set of core principles identified in the order.

Shinhan Bank America

Shinhan Bank America, a state chartered bank that is located in New York and is not a member of the Federal Reserve Board, is subject to extensive regulation and examination by the Department, as its chartering authority, and by the FDIC, as the insurer of its deposits and as its primary federal banking regulator. The federal and state laws and regulations which are applicable to banks regulate, among other things, the activities in which they may engage and the locations at which they may engage in them, their investments, their reserves against deposits, the timing of the availability of deposited funds and transactions with affiliates, among other things. Shinhan Bank America must file reports with the Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions, such as establishing branches and mergers with, or acquisitions of, other depository institutions. The Department and the FDIC periodically examine the bank to test Shinhan Bank America’s safety and soundness and its compliance with various regulatory requirements. This comprehensive regulatory and supervisory framework restricts the activities in which a bank can engage and is intended primarily for the protection of the FDIC insurance fund and the bank’s depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves. Any change in such regulations, whether by the Department, the FDIC or as a result of the enactment of legislation, could have a material adverse impact on Shinhan Bank America and its operations.

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

As of December 31, 2016, Shinhan Bank America exceeded all of the capital ratio standards for a well capitalized bank with a Tier I leverage ratio of 12.69%, a common equity Tier I risk-based capital ratio of 17.23%, a Tier I risk-based capital ratio of 17.23% and a total risk-based capital ratio of 18.02%.

The current FDIC capital adequacy guidelines have been modified in accordance with “Basel III.” In July 2013, the Federal Reserve Board, the FDIC and the Office of the Comptroller of the Currency issued final rules (the “Final Rules”) that substantially revise the federal banking agencies’ current capital rules and implement Basel III. The Final Rules, among other things, narrow the definition of capital, and increase capital requirements for specific exposures. They also include higher capital ratio requirements. In addition, consistent with the Dodd-Frank Act, they remove references to, or requirements of reliance on, credit ratings in the capital rules and replace them with alternative standards of creditworthiness. Shinhan Bank America’s current capital ratios satisfy the requirements set forth in the Final Rules.

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

Brokered Deposits. Under federal law and applicable regulations, (i) a well capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. Shinhan Bank America had an aggregate amount of $76.9 million of brokered deposits outstanding at December 31, 2016.

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

The Dodd-Frank Act created the Consumer Financial Protection Bureau (“Bureau”) with broad authority to regulate and enforce consumer protection laws. The Bureau has the authority to adopt regulations under numerous existing federal consumer protection statutes. The Bureau may also decide that a particular consumer financial product or service, or the manner in which it is offered, is an unfair, deceptive, or abusive act or practice. If the Bureau so decides, it has the authority to outlaw such act or practice. The FDIC enforces the regulations of the Bureau with regard to Shinhan Bank America.

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

Shinhan Investment America Inc. is regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (“FINRA”). Our U.S. subsidiaries are also regulated by some or all of the NYSE, the Municipal Securities Rulemaking Board, the U.S. Department of the Treasury, the Federal Reserve Board, and the Commodities Futures Trading Commission. In addition, the U.S. states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

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

As of the date hereof, we have 13 direct and 24 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

1)	Currently in liquidation proceedings.

2)	We and our subsidiaries currently own 36.7% in the aggregate.

3)	We and our subsidiaries currently own 32.6% in the aggregate.

4)	We and our subsidiaries currently own 34.6% in the aggregate.

5)	We and our subsidiaries currently own 1.8% in the aggregate.

6)	We and our subsidiaries currently own 93.3% in the aggregate.

7)	We and our subsidiaries currently own 18.9% in the aggregate.

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Asia Limited (incorporated in Hong Kong);

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Khmer Bank PLC (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	PT Bank Shinhan Indonesia (incorporated in Indonesia);

•	Banco Shinhan de Mexico (incorporated in Mexico);

•	LLP MFO Shinhan Finance (incorporated in Kazakhstan);

•	PT Shinhan Indo Finance (incorporated in Indonesia);

•	Shinhan Microfinance Co., Ltd. (incorporated in Myanmar);

•	Shinhan Investment Corp., USA Inc. (incorporated in the United States);

•	Shinhan Investment Corp., Asia Ltd. (incorporated in Hong Kong);

•	Shinhan Securities Vietnam Co., Ltd. (incorporated in Vietnam);

•	PT Shinhan Sekuritas Indonesia (incorporated in Indonesia);

•	Shinhan BNP Paribas Asset Management (Hong Kong) Limited (incorporated in Hong Kong).

ITEM 4.D.	Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513	59,519	5,418
Shinhan Investment Corp.	70, Yeoui-daero, Yeoungdeungpo-gu, Seoul, Korea 07325	70,170	4,765
Shinhan Centennial Building	29, Namdaemun-ro 10-gil, Jung-gu, Seoul, Korea 04540	19,697	1,389
Shinhan Bank Gwanggyo Branch	54, Cheonggyecheon-ro, Jung-gu, Seoul, Korea 04540	16,727	6,783
Shinhan Myongdong Branch	43, Myeongdong-gil, Jung-gu, Seoul, Korea 04534	8,936	1,014
Shinhan Youngdungpo Branch	27, Yeongjung-ro, Yeoungdeungpo-gu, Seoul, Korea 07301	6,171	1,983
Shinhan Back Office Support Center	1311, Jungang-ro, Ilsandong-gu, Goyang-si, Gyeonggi-do, Korea 10401	24,496	5,856
Shinhan Bank Back Office and Call Center	251, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06225	23,374	7,964
Shinhan Bank Back Office and Storage Center	1221, 1sunwhan-ro, Sangdang-gu, Cheongju-Si, Chungcheongbuk-do, Korea 28777	6,019	5,376
Shinhan Card Yoksam-Dong Building	176, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06248	7,348	1,185
Shinhan Data Center	67, Digital Valley-ro, Suji-gu, Yongin-si, Gyeonggi-do, Korea 16878	44,676	9,114
Shinhan Life Insurance headquarters	358, Samil-daero, Jung-gu, Seoul, Korea 04542	30,822	2,173

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2016, Shinhan Bank had a countrywide network of 871 branches. Approximately 21.9% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. Lease terms are generally from two to three years and generally do not exceed five years. As of December 31, 2016, Jeju Bank had 38 branches of which we own 18 of the buildings in which the facilities are located, representing 47.4% of its total branches. Lease terms are generally from one to two years and seldom exceed five years.

As of December 31, 2016, Shinhan Card had 28 branches, all but one of which was leased. Lease terms are generally from one to two years. We also lease Shinhan Card’s headquarters for a term of five years. As of December 31, 2016, Shinhan Investment had a nationwide network of 109 branches of which we own six of the buildings in which the facilities are located, representing 5.5% of its total branches in Korea. Lease terms are generally from one to two years. As of December 31, 2016, Shinhan Life had 186 branches which we leased for a term of generally one to two years.

The net book value of all the properties owned by us at December 31, 2016 was ~~W~~2,826 billion. We do not own any material properties outside of Korea.

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

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the largest financial services provider in Korea (as measured by consolidated total assets as of December 31, 2016) and operate the fourth largest banking business (as measured by consolidated total bank assets as of December 31, 2016) and the largest credit card business (as measured by the total credit purchase volume in 2016) in Korea.

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

In 2016, the average volume of retail loans increased by 13.1% from 2015, primarily as a result of continued increase in the demand of long-term deposits loans required for house rentals and lending to borrowers with high credit profiles. In addition, the Bank of Korea maintained the base interest rate at historically low levels and further reduced such rate to the historic low of 1.25% in June 2016, and government policies to stimulate the real estate market continued during the first half of 2016. The increase in retail loans slowed during the second half of

2016 as the Government, amid concerns about increasing household debt, announced policies and measures designed to curb the rapid growth in the volume of mortgage and home equity loans in August and November of 2016. In 2016, the average volume of corporate loans increased by 5.6% from 2015, primarily as a result of low market interest rates throughout 2016 and increased demands from SOHO and small- and medium sized enterprises, particularly from those in the manufacturing industry.

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

From 2015 to 2016, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased further (with the latter decreasing more than the former due to the difference in relative maturity profiles), primarily due to the additional decrease in the base interest rate by the Bank of Korea in June 2016, while the average balance increased for both interest-earning assets and interest-bearing liabilities. Largely due to the greater decrease in the average rate on interest-bearing liabilities compared to the decrease in the average yield on interest-earning assets, Shinhan Bank’s net interest income increased by 8.1% from ~~W~~4,165 billion in 2015 to ~~W~~4,504 billion in 2016. Net interest income after provision for loan losses amounted to ~~W~~3,572 billion and ~~W~~3,848 billion in 2015 and 2016, respectively. Shinhan Bank’s operating income increased by 13.0% from ~~W~~1,734 billion in 2015 to ~~W~~1,959 billion in 2016.

As for Shinhan Card, its operating revenue is largely dependent on the transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general Korean economy, such as general consumer spending patterns in Korea. Shinhan Card’s operating revenues increased by 3.1% from ~~W~~4,597 billion in 2014 to ~~W~~4,740 billion in 2015, largely due to an increase in merchant fees collected due to an increase in the volume of credit purchases (especially through check cards), as well as an increase in the volume of credit card loans, which were substantially offset by a decrease in the volume of cash advances. However, the operating revenues decreased by 1.4% from ~~W~~4,740 billion in 2015 to ~~W~~4,673 billion in 2016, primarily due to the decrease in the applicable rate of merchant fees for small- and medium-sized enterprises mandated by the Korean government in early 2016 and a decrease in factoring receivables management fee income as Shinhan Card ceased such services during 2016. The volume of cash advances has been in a steady decline since 2013 after we ceased allowing installment repayments and a revolving facility for cash advances. Partly as a result of a substitution effect, credit card loans have increased instead.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2016 and our current outlook for 2017 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2017.

Trends in the Korean Economy

In 2016, the global economy displayed signs of sluggish economic growth due to delayed economic recovery of major economies and the economic recession experienced by developing countries. In the United

States, employment and inflation indexes showed mixed signals, but the United States economy was able to maintain moderate growth, aided by a recovery in consumer spending. As a result, in December 2016, the Federal Reserve Board increased its benchmark interest rate to 0.25% and announced its plans to gradually increase interest rates in 2017. Due to expansionary monetary policies and the resulting depreciation of the Euro, Europe experienced a rise in exports. However, Europe’s growth was limited by political risks such as Brexit and the refugee crisis. China continues to show sluggish economic growth compared to 2015, amid corporate debt and structural reform issues.

During the first half of 2016, the Korean economy experienced moderate but steady growth due to the Government’s active domestic consumption stimulation policies such as reductions to individual consumption taxes and increased investments in the construction industry as a result of an active real estate market. However, the Korean economy showed signs of slowing growth in the fourth quarter of 2016 due to factors including a sluggish Chinese economy, the delayed recovery of major economies, slowing exports, declining consumer confidence and private consumption. Korea’s annual growth rate of gross domestic product was 2.8% in 2016, marking the second consecutive year in which the annual growth rate of gross domestic product was in the 2% range. During the first half of 2017, the Korean economy may be vulnerable to stagnation, despite Government monetary policies such as a decrease in individual consumption taxes, due to the potential decline in consumer confidence as a result of corporate restructuring and other factors.

In 2017, we consider the following as potential risks to the Korean economy: (i) China’s slowing growth and the possibility of a hard landing for China; (ii) the increased volatility of foreign exchange markets due to the varying monetary policies of the global economies; (iii) political risks including upcoming elections in Korea and political instability in the U.S. and Europe, (iv) restructuring of domestic corporations, (v) increasing levels of household debt, (vi) weakened consumer sentiment and (vii) an aging population.

As for interest rate movements, since 2009, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015, 1.50% in June 2015 and further reduced such rate to the historic low of 1.25% in June 2016, which has since remained unchanged. Although the Federal Reserve Board recently increased its benchmark interest rate to a range of 0.75% to 1% in March 2017 and announced plans to further increase interest rates during 2017, the Bank of Korea’s policy path of interest rates in 2017 and for the foreseeable future remains uncertain.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

In 2016, major commercial banks in Korea generally experienced modest growth in terms of assets, principally due to a rebound in demand for loans from retail and corporate customers. The asset quality also improved to a limited extent in terms of delinquency and non-performing loan ratio. However, net interest margin for commercial banks generally tightened, largely due to the reduction in the Government-set base rate and increasing competition among Korean banks, particularly in relation to certain qualified fixed rate and installment payment loans.

Currently, we are not aware of any major regulatory developments that may have a material adverse effect on the commercial banking industry in Korea. However, the prolonged low-interest rate environment has presented limited opportunities for commercial banks to generate profit by taking advantage of differences between deposits and loans, and fueled intense competition among major commercial banks for quality customers. Furthermore, with the growing popularity of online financial service platforms, online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung

Electronics have also intensified the competition by making significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech.” In addition, Internet-only banks, which have commenced or are expected to commence operations during the first half of 2017 (K-Bank began operations in April 2017, and Kakao Bank is expected to launch during the first half of 2017), may introduce new services and offer promotions to attract customers of the existing commercial banks. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Credit Cards

In 2016, despite the implementation of Government regulations mandating an additional reduction in merchant fees for small- and medium-sized enterprises, credit card companies in Korea generally experienced a limited decline in net profits due to lower procurement costs resulting from low interest rates, a general reduction in operational costs, stable delinquency levels and an increase in the usage of credit cards resulting from the rapid adoption of mobile payments, increased use of credit cards to pay taxes and a reduction in individual consumption taxes. According to the Financial Supervisory Service, the total amount of card usage during the first half of 2016 was ~~W~~407 trillion, an increase of 11.5% compared to 2015 with total default rates remaining stable at 1.43%. Also, competition in the mobile payments market has become fierce as adoption rates grew rapidly as growth in existing markets stalled while future markets to grow. Shinhan Card responded to the economic environment with an emergency management plan that prevented a decline in profitability and actively invested in future growth areas.

In 2017, despite extensions to income tax deductions and increased use of credit cards to pay tuition, rent, taxes and monthly fees, card usage growth is expected to be limited amid weakening consumer spending due to the implementation of the Improper Solicitation and Graft Act and the effects of corporate restructuring. While the overall asset quality of the Korean credit card industry has been improving and delinquency levels are among the lowest they have ever been largely as a result of the credit card companies’ improved portfolio management and credit risk practices over the past decade, we believe it will become increasingly important for credit card companies to take precautionary risk management measures in the face of continued economic uncertainties and risks such as high levels of household debt and rising unemployment rates.

The Korean credit card market, which has the world’s highest level of credit card usage as a percentage of gross domestic product according to statistics released by the Bank of Korea, has moved on from periods of growth into a period of maturity characterized by slow growth. As product differentiation is difficult given the nature of the industry, credit card companies face intense competition. In addition, the Korean credit card industry is expected to experience more heated competition with the introduction of Internet-only banks and as mobile payment systems utilizing new technology become more prevalent among consumers, forcing credit card companies to accelerate and enhance the incorporation of technology into their products.

Securities

In 2016, the securities industry in Korea reported a decrease in net profits due to a decrease in commission fee revenues resulting from a lower volume of equity transactions and a decrease in gains on bonds as a result of increased benchmark interest rates by the Federal Reserve Board. According to data from the Financial Supervisory Service, return on equity for the industry decreased to 4.6% in 2016 from 7.3% in 2015.

In 2017, we expect various groups of competition to emerge as the scope of businesses security firms are permitted to take on become different according to the amount of available capital. Investment companies, which are classified into financial investment business entities and comprehensive financial investment business entities depending on the amount of available capital, are expected to differentiate their main business models according to the scope of business they are licensed to conduct. Due to the prolonged low interest environment, increasing economic uncertainty and market volatility, it is expected that demand for asset management services will increase and, as such, wealth management capabilities will become increasingly important.

In order to enhance the competitiveness of Korea’s capital market, the Government is implementing changes such as the liberalization of lending by financial investment companies, deregulation of private equity funds and introduction of the individual savings account (ISA) system. The Government is also planning to strengthen the capital market’s international competitiveness through a restructuring of the Korea Exchange, including its transformation into a holding company. On the competitive side, we expect competition to remain intense as the securities brokerage industry is already overcrowded with relatively low barriers of entry, although the industry is showing some signs of consolidation (such as the sale of Woori Investment & Securities to NH Securities, the acquisition of IM Investment & Securities by Meritz Securities, the acquisition of KDB Daewoo Securities by Mirae Asset and the acquisition of Hyundai Securities by KB Financial Group). We expect that mergers and acquisitions will continue to play a significant role in shaping the competitive landscape for the securities industry in Korea.

Due to low entry barriers, limited differentiation and standardized product offerings, competition in the securities industry is intense. The Government is working to implement measures to develop large scale financial investment companies in order to increase competitiveness and expand the number of potential growth opportunities for securities companies, and securities companies have been moving quickly to seize opportunities of consolidation and expansion. In order to improve profitability, it is becoming increasingly important for companies in the securities industry to develop new profit models and product offerings that will allow differentiation and utilization of the company’s unique strengths.

Life Insurance

In 2016, the life insurance industry’s overall revenue on insurance rates increased slightly due to the continuous expansion of term insurance products and growth of the group insurance market, but profit growth was limited due to the increased exposure to negative net interest margins amid continued slow growth and low interest rates.

In 2017, we may continue to experience difficulty in profit growth due to continued negative net interest margins. In addition, strengthened capital regulations may require capital expansion. In addition, under IFRS 17, which is expected to become effective beginning 2021, insurance contract liabilities will be calculated in terms of market value instead of book value, and we may have a significantly higher debt balance due to higher insurance liabilities, thereby resulting in a decrease in our risk-based capital. Competition is expected to remain intense as the life insurance industry in Korea is mature and saturated, and the ability to offer differentiated services in order to attract the growing population of the elderly and the retirees’ products will continue to be an ever important competitive factor.

Asset Management

The asset management service industry is highly volatile and sensitive to the general trends in the overall cycles in the general economy and financial markets. Competition for this industry is likely to remain intense given the relatively low barriers of entry and the difficulty to differentiate services.

In 2016, the asset management industry experienced a meaningful growth in assets under management largely due to an increase in managed assets, with the total amount of managed assets surpassing ~~W~~900 trillion for the first time. Operating profits increased due to the increase in managed assets, the growth of which was partly stalled due to continued decline in investments in public funds. Investments in private equity funds increased due to investors’ interest in high yield products, and total investments in private equity funds surpassed total investments in public funds for the first time.

In 2017, we expect the sustained low interest rate environment to continue and market uncertainty to increase and, as a result, the expected rate of return to decline and the demand for indirect investment products to remain relatively stable. We plan to improve the competitiveness of our various products and offer differentiated service by addressing the various needs and risk appetites of individual investors. Despite changes to global monetary policies and uncertainty in major stock markets, selective demand for equity investments will continue in 2017. Demand for specialized assets offering stable returns such as structured products and real estate are expected to be relatively strong, whereas demand for traditional global and domestic assets are expected to decline.

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

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance-Based(4)	COFIX New Borrowing-Based(5)
June 30, 2012	3.87	3.30	3.54	3.91	3.63
December 31, 2012	3.29	2.82	2.89	3.57	3.01
June 30, 2013	3.31	2.88	2.69	3.17	2.66
December 31, 2013	3.29	2.86	2.66	2.91	2.60
June 30, 2014	3.10	2.68	2.65	2.79	2.59
December 31, 2014	2.43	2.10	2.13	2.58	2.10
June 30, 2015	2.01	1.79	1.65	2.22	1.75
December 31, 2015	2.11	1.66	1.67	1.90	1.66
June 30, 2016	1.69	1.25	1.37	1.75	1.54
December 31, 2016	2.13	1.64	1.52	1.62	1.51

Source: Korea Securities Dealers Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.

(5)	Measured based on the weighted average of the borrowing rates for new funding for each month made by the commercial banks that are subject of the COFIX reporting.

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

Segment results that are reported to our chief executive officer include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Currently, we have five reportable segments: banking, credit cards, securities, life insurance and others.

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

When determining allowance for loan losses, under the previous methodology, Shinhan Bank, which accounts for the substantial majority of loans held by Shinhan Financial Group, used a migration model, while under the current methodology, Shinhan Bank used a probability of default / loss given default (“PD/LGD”) model. Certain differences may arise in allowances for loan losses calculated under the previous migration model and the current PD/LGD model.

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

The migration and PD/LGD methods described above also have other differences. Under the previous migration method, the historical loss rate on migration analysis is calculated from a transition matrix table based on asset quality classification and takes into consideration historical loss rates and recovery rates after charge-off, whereas the current PD/LGD method (sophisticated approach), also known as the AIRB approach under Basel II, is calculated via measurable long-term risk factors such as probability of default from risk grading and loss given default based on the Basel II framework.

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

Available-for-sale Financial Assets

We recognize impairment losses on available-for-sale equity investments when there is a significant or prolonged decline in the fair value of the investment. We consider the decline in the fair value of more than 30% against the original cost as a “significant decline.” Also, we determine that there was a “prolonged decline” if the market price of an equity investment remains below the carrying amount for six consecutive months.

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

New Standards and Interpretations Not Yet Adopted

IFRS 9, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in IAS 39, Financial Instruments: Recognition and Measurement. We plan to adopt IFRS 9 for the year beginning after January 1, 2018.

Key features of the new standard, IFRS 9, are (i) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, (ii) impairment methodology that reflects the “expected credit loss” model for financial assets and (iii) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

IFRS 9 introduces additional requirements for a financial asset to be classified as measured at amortized costs or fair value through other comprehensive income compared to the existing guidance in IAS 39 and therefore would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, thereby increasing volatility in our profit or loss. IFRS 9 also replaces the “incurred loss” model in the existing standard with a forward-looking “expected credit loss” model for loans, debt instruments, lease receivables, contractual assets and financial guarantee contracts, and therefore impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance. In addition, under IFRS 9, which provides principle-based and less complex guidance in determining the scope of hedged items and hedging instruments that quality for hedge accounting, more hedged items and hedging instruments would qualify for hedge accounting.

IFRS 9 will require us to assess the financial impact from application of IFRS 9 and revise our accounting processes and internal controls related to financial instruments. Actual impact of adopting IFRS 9 will be dependent on the financial instruments we hold and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future. For further details, see Note 3 of the notes to our consolidated financial statements included in this annual report.

Average Balance Sheet and Volume and Rate Analysis

Average Balances and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, in 2014, 2015 and 2016.

	Year Ended December 31,
	2014					2015					2016
	Average Balance(1)		Interest Income/ Expense		Yield /Rate	Average Balance(1)		Interest Income/ Expense		Yield /Rate	Average Balance(1)		Interest Income/ Expense		Yield /Rate
	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks	~~W~~	16,118	~~W~~	237	1.47%	~~W~~	18,137	~~W~~	226	1.24%	~~W~~	17,552	~~W~~	186	1.06%
Trading assets		23,267		620	2.67		26,160		559	2.14		28,967		497	1.72
Loans(2)
Retail loans		79,642		3,340	4.19		89,393		3,126	3.50		101,092		3,236	3.20
Corporate loans		110,460		4,465	4.04		120,180		4,095	3.41		126,891		4,117	3.24
Public and other loans		2,343		100	4.27		2,139		76	3.56		2,261		73	3.23
Loans to banks		4,296		106	2.47		4,593		92	2.00		5,898		96	1.64
Credit card loans		17,574		1,703	9.69		17,820		1,636	9.18		18,804		1,708	9.09

Total loans		214,315		9,714	4.53		234,125		9,025	3.85		254,946		9,230	3.62

Securities(3)
Available-for-sale financial assets		28,105		826	2.94		28,925		666	2.30		32,851		633	1.93
Held-to-maturity financial assets		12,160		522	4.29		14,961		539	3.60		17,274		562	3.25

Total securities		40,265		1,348	3.35		43,886		1,205	2.75		50,125		1,195	2.38

Other interest-earning assets		—		142	—		—		115	—		—		128	—

Total interest-earning assets	~~W~~	293,965	~~W~~	12,061	4.10%	~~W~~	322,308	~~W~~	11,130	3.45%	~~W~~	351,590	~~W~~	11,236	3.20%

Non-interest-earning assets
Cash and due from banks	~~W~~	2,417				~~W~~	3,856				~~W~~	3,367
Derivative assets		1,630					1,916					2,207
Available-for-sale financial assets		3,333					2,919					2,589
Property and equipment and intangible assets		7,375					7,288					7,319
Other non-interest-earning assets		15,336					17,892					19,950

Total non-interest-earning assets	~~W~~	30,091				~~W~~	33,871				~~W~~	35,432

Total assets	~~W~~	324,056	~~W~~	12,061		~~W~~	356,179	~~W~~	11,130		~~W~~	387,022	~~W~~	11,236

	Year Ended December 31,
	2014					2015					2016
	Average Balance(1)		Interest Income/ Expense		Yield /Rate	Average Balance(1)		Interest Income/ Expense		Yield /Rate	Average Balance(1)		Interest Income/ Expense		Yield /Rate
	(In billions of Won, except percentages)
Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	~~W~~	21,871	~~W~~	124	0.57%	~~W~~	26,365	~~W~~	117	0.44%	~~W~~	30,865	~~W~~	113	0.37%
Savings deposits		45,622		395	0.87		56,083		394	0.70		63,061		374	0.59
Time deposits		112,469		2,902	2.58		113,932		2,308	2.03		123,716		2,030	1.64
Other deposits		2,151		28	1.32		3,555		42	1.20		4,744		70	1.47

Total interest-bearing deposits		182,113		3,449	1.89		199,935		2,861	1.43		222,386		2,587	1.16

Trading Liabilities		3		—	—		11		—	—		10		—	—
Borrowings		22,283		444	1.99		23,576		326	1.38		24,832		301	1.21
Debt securities issued		36,544		1,302	3.56		39,335		1,184	3.01		42,578		1,086	2.55
Other interest-bearing liabilities		1,993		76	3.80		2,166		66	3.07		2,897		57	1.99

Total interest-bearing liabilities	~~W~~	242,936	~~W~~	5,271	2.17%	~~W~~	265,023	~~W~~	4,437	1.67%	~~W~~	292,703	~~W~~	4,031	1.38%

Non-interest-bearing liabilities
Non-interest-bearing deposits	~~W~~	2,872				~~W~~	3,532				~~W~~	3,336
Derivatives liabilities		1,793					2,307					2,676
Insurance liabilities		16,714					18,900					21,201
Other non-interest-bearing liabilities		29,401					35,354					35,503

Total non-interest-bearing liabilities	~~W~~	50,780				~~W~~	60,093				~~W~~	62,716

Total liabilities	~~W~~	293,716	~~W~~	5,271		~~W~~	325,116	~~W~~	4,437		~~W~~	355,419	~~W~~	4,031

Total equity attributable to equity holder of the Group		28,620					29,986					30,764
Non-controlling interest		1,720					1,077					839

Total liabilities and equity	~~W~~	324,056	~~W~~	5,271		~~W~~	356,179	~~W~~	4,437		~~W~~	387,022	~~W~~	4,031

Net interest spread(4)					1.93%					1.78%					1.82%
Net interest margin(5)					2.31%					2.08%					2.05%
Average asset liability ratio(6)					121.01%					121.62%					120.12%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current.
(3)	Average balance of and yield on securities are based on book value.
(4)	Represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.
(5)	Represents the ratio of net interest income to average interest-earning assets.
(6)	Represents the ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2016 compared to 2015 and (ii) 2015 compared to 2014. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change.

	From 2015 to 2016 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	(7)	~~W~~	(33)	~~W~~	(40)
Trading assets		56		(118)		(62)
Loans:
Retail loans		388		(278)		110
Corporate loans		223		(201)		22
Public and other loans		4		(7)		(3)
Loans to banks		23		(19)		4
Credit card loans		90		(18)		72

Total loans		728		(523)		205

Securities:
Available-for-sale financial assets		84		(117)		(33)
Held-to-maturity financial assets		78		(55)		23

Total securities		162		(172)		(10)

Other interest-earning assets		—		13		13

Total interest income	~~W~~	939	~~W~~	(833)	~~W~~	106

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	18	~~W~~	(22)	~~W~~	(4)
Savings deposits		46		(66)		(20)
Time deposits		186		(464)		(278)
Other deposits		16		12		28

Total interest-bearing deposits		266		(540)		(274)

Borrowings		17		(42)		(25)
Debt securities issued		92		(190)		(98)
Other interest-bearing liabilities		19		(28)		(9)

Total interest expense	~~W~~	394	~~W~~	(800)	~~W~~	(406)

Net increase (decrease) in net interest	~~W~~	545	~~W~~	(33)	~~W~~	512

	From 2014 to 2015 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	28	~~W~~	(39)	~~W~~	(11)
Trading assets		71		(132)		(61)
Loans:
Retail loans		380		(594)		(214)
Corporate loans		371		(741)		(370)
Public and other loans		(8)		(16)		(24)
Loans to banks		7		(21)		(14)
Credit card loans		23		(90)		(67)

Total loans		773		(1,462)		(689)

Securities:
Available-for-sale financial assets		23		(183)		(160)
Held-to-maturity financial assets		109		(92)		17

Total securities		132		(275)		(143)

Other interest-earning assets		—		(27)		(27)

Total interest income	~~W~~	1,004	~~W~~	(1,935)	~~W~~	(931)

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	23	~~W~~	(30)	~~W~~	(7)
Savings deposits		81		(82)		(1)
Time deposits		37		(631)		(594)
Other deposits		17		(3)		14

Total interest-bearing deposits		158		(746)		(588)

Borrowings		25		(143)		(118)
Debt securities issued		94		(212)		(118)
Other interest-bearing liabilities		6		(16)		(10)

Total interest expense	~~W~~	283	~~W~~	(1,117)	~~W~~	(834)

Net increase (decrease) in net interest	~~W~~	721	~~W~~	(818)	~~W~~	(97)

Results of Operations

2016 Compared to 2015

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2015		2016		% Change
	(In billions of Won, except percentages)
Net interest income	~~W~~	6,693	~~W~~	7,205	7.6%
Net fees and commission income		1,621		1,566	(3.4)
Net other operating income (expense)		(5,341)		(5,662)	6.0

Operating income	~~W~~	2,973	~~W~~	3,109	4.6%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2015		2016		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	~~W~~	226	~~W~~	186	(17.7)%
Trading assets		511		454	(11.2)
Financial assets designated at fair value through profit or loss		48		43	(10.4)
Loans		9,025		9,230	2.3
Available-for-sale financial assets		666		633	(5.0)
Held-to-maturity financial assets		539		562	4.3
Other interest income		115		128	11.3

Total interest income	~~W~~	11,130	~~W~~	11,236	1.0%

Interest expense:
Deposits	~~W~~	2,861	~~W~~	2,587	(9.6)%
Borrowings		326		301	(7.7)
Debt securities issued		1,184		1,086	(8.3)
Other interest expense		66		57	(13.6)

Total interest expense	~~W~~	4,437	~~W~~	4,031	(9.2)%

Net interest income	~~W~~	6,693	~~W~~	7,205	7.6%

Net interest margin(1)		2.08%		2.05%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest income. The 1.0% increase in interest income was due primarily to an increase in interest on loans. Interest on loans increased by 2.3% from ~~W~~9,025 billion in 2015 to ~~W~~9,230 billion in 2016, primarily as a result of a 8.9% increase in the average balance of total loans from ~~W~~234,125 billion in 2015 to ~~W~~254,946 billion in 2016 due to increases in the average balances of retail loans and corporate loans as further described below, which was partially offset by a decrease in the average lending rate from 3.85% in 2015 to 3.62% in 2016 as a result of a general decrease in market interest rates driven by the decrease in the base interest rate set by the Bank of Korea.

Interest on retail loans increased by 3.5% from ~~W~~3,126 billion in 2015 to ~~W~~3,236 billion in 2016, primarily due to a 13.1% increase in the in the average balance of retail loans from ~~W~~89,393 billion in 2015 to ~~W~~101,092 billion in 2016, which was partially offset by a decrease in the average lending rate for retail loans from 3.50% in 2015 to 3.20% in 2016. The average balance of retail loans increased primarily as a result of the general decrease in market interest rates and a continued increase in demand for housing loans following the implementation of government policies designed to stimulate the real estate market, including the loosening of maximum debt-to-income and loan-to-value ratios. In addition, the volume of mortgage and home equity loans increased as more households chose to purchase homes due to a continued increase in the amounts of long-term deposits required for house rentals and a decrease in the supply of homes rented on long-term deposit leases. Such trends slightly slowed during the fourth quarter of 2016 due to the Korean government’s tightening of mortgage regulations to address concerns about the increasing volume of mortgage and home equity loans. The average lending rate for retail loans decreased primarily as a result of the general decrease in market interest rates largely driven by the decrease in the base interest rate set by the Bank of Korea to 1.25% in 2016 from 1.50% in

2015. The base rate set by the Bank of Korea largely determines the market rates for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans.

Interest income from corporate loans increased by 0.5% from ~~W~~4,095 billion in 2015 to ~~W~~4,117 billion in 2016, primarily due to a 5.6% increase in the average balance of such loans from ~~W~~120,180 billion in 2015 to ~~W~~126,891 billion in 2016, which was partially offset by a decrease in the average lending rate for corporate loans from 3.41% in 2015 to 3.24% in 2016. The average balance of corporate loans increased principally as a result of the general decrease in market interest rates and increased loan demand from SOHOs and small- and medium-sized enterprises on the back of the Government’s policy initiatives to promote the growth of such enterprises. The average lending rate for corporate loans decreased largely as a result of the general decrease in market interest rates, as well as continued increasing competition among commercial banks for high-quality corporate loans in the midst of an increase in general market liquidity for corporate borrowers.

Interest expense. Interest expense decreased by 9.2% from ~~W~~4,437 billion in 2015 to ~~W~~4,031 billion in 2016, due primarily to a 9.6% decrease in interest expense on deposits from ~~W~~2,861 billion in 2015 to ~~W~~2,587 billion in 2016 and a 8.3% decrease in interest expense on debt securities issued from ~~W~~1,184 billion in 2015 to ~~W~~1,086 billion in 2016.

The decrease in interest expense on deposits was due to a decrease in the average interest rate payable on deposits from 1.43% in 2015 to 1.16% in 2016, which was partially offset by an 11.2% increase in the average balance of deposits from ~~W~~199,935 billion in 2015 to ~~W~~222,386 billion in 2016. The decrease in the average interest rate payable on deposits resulted mainly from a decrease in the average interest rate payable on time deposits from 2.03% in 2015 to 1.64% in 2016, largely reflecting a general decrease in market interest rates attributable to the decrease in the base interest rate set by the Bank of Korea as well as ample liquidity in the Korean financial sector. The increase in the average balance of deposits was primarily due to a 8.6% increase in the average balance of time deposits, which represent the substantial majority of deposits, as well as and a 12.4% increase in the average balance of savings deposits from ~~W~~56,083 billion in 2015 to ~~W~~63,061 billion in 2016. The increase in the average balance of time and savings deposits was largely due to customers’ preference for low-risk investments in light of the continuing uncertainty in financial markets.

The decrease in interest expense on debt securities issued was due to a decrease in the average interest rate payable on debt securities from 3.01% in 2015 to 2.55% in 2016, which was partially offset by an 8.2% increase in the average balance of debt securities from ~~W~~39,335 billion in 2015 to ~~W~~42,578 billion in 2016. The average interest rate payable on debt securities issued decreased largely due to the general decrease in market interest rates in 2016 and our active efforts to refinance debt securities carrying high interest rates. The average balance of debt securities issued increased largely due to favorable market conditions which allowed us to raise capital at lower interest rates, as well as the issuance of subordinated debt securities by Shinhan Bank in order to increase our regulatory capital.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin decreased by 3 basis points from 2.08% in 2015 to 2.05% in 2016 due to a decrease of the average rate of interest receivable on interest-earning assets by 25 basis points to 3.20% in 2016 from 3.45% in 2015 and an increase of the average volume of interest-bearing assets by 10.4% to ~~W~~292,703 billion in 2016 from ~~W~~265,023 billion in 2015.

Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, increased by 4 basis points from 2015 to 2016 primarily due to a 29 basis point decrease in the average rate of interest payable on interest-earning liabilities, principally consisting of deposits and debt securities issued, from 1.67% in 2015 to 1.38% in 2016, which was largely attributable to lower funding costs associated with Won-denominated debt securities issued and other Won-denominated funding sources due to the decrease in the base interest rate set by the Bank of Korea, which more than offset a decrease in the average interest rate receivable on interest-earning assets, which primarily consist of Won-denominated loans and securities held by us, as explained above. In general, as was the case in 2015, a decrease in the base rates set by the Bank of Korea tends to decrease our net interest margin since our deposits (on which we pay interest) have, on average, a longer maturity profile than our loans (from which we receive interest) do and are therefore less sensitive to movements in base and market interest rates. See “— Overview — Interest Rates.”

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2015		2016		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	75	~~W~~	74	(1.3)%
Commission received as electronic charge receipt		137		137	0.0
Brokerage fees		411		334	(18.7)
Commission received as agency		167		131	(21.6)
Investment banking fees		80		66	(17.5)
Commission received in foreign exchange activities		163		183	12.3
Asset management fees		86		116	34.9
Credit card fees		2,351		2,343	(0.3)
Others		427		420	(1.6)

Total fees and commission income	~~W~~	3,897	~~W~~	3,804	(2.4)%

Fees and commission expense:
Credit-related fees	~~W~~	43	~~W~~	32	(25.6)%
Credit card fees		1,849		1,899	2.7
Others		384		307	(20.1)

Total fees and commission expense	~~W~~	2,276	~~W~~	2,238	(1.7)%

Net fees and commission income	~~W~~	1,621	~~W~~	1,566	(3.4)%

Net fees and commission income decreased by 3.4% from ~~W~~1,621 billion in 2015 to ~~W~~1,566 billion in 2016, primarily as a result of a 18.7% decrease in brokerage fees income from ~~W~~411 billion in 2015 to ~~W~~334 billion in 2016 and a 2.7% increase in credit card fees expenses from ~~W~~1,849 billion in 2015 to ~~W~~1,899 billion in 2016, which were partially offset by a 20.1% decrease in other expenses.

The decrease in brokerage fees income was primarily due to a decrease in the daily average stock trading volume as a result of unfavorable stock market performance in 2016. The increase in credit card fees expenses was principally attributable to an increase in the use of membership points by Shinhan Card’s credit card customers, as well as an increase in the fees paid to banks. The decrease in credit card fees income was principally attributable to a decrease in the rate of merchant fees we charge on small- and medium-sized enterprises and a resulting decrease in annual merchant fees, which was partially offset by an increase in average credit card balances.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2015		2016		% Change
	(In billions of Won, except percentages)
Net insurance loss	~~W~~	(432)	~~W~~	(419)	(3.0)%
Dividend income		308		282	(8.4)
Net trading income (loss)		(344)		370	N/M
Net foreign currency transaction gain		78		462	492.3
Net gain (loss) on financial instruments designated at fair value through profit or loss		460		(502)	N/M
Net gain on sale of available-for-sale financial assets		772		648	(16.1)
Impairment loss on financial assets		(1,264)		(1,196)	(5.4)
General and administrative expenses		(4,475)		(4,509)	0.8
Others		(444)		(798)	79.7

Other operating income (expense)	~~W~~	(5,341)	~~W~~	(5,662)	6.0%

N/M = not meaningful

Net other operating expenses increased by 6.0% to ~~W~~5,662 billion in 2016 from ~~W~~5,341 billion in 2015, primarily as a result of a net loss on financial instruments designated at fair value through profit or loss of ~~W~~502 billion we recorded in 2016 compared to a net gain of ~~W~~460 billion in 2015 and a 79.7% increase in other expense from ~~W~~444 billion in 2015 to ~~W~~798 billion in 2016, which were partially offset by a net trading income of ~~W~~370 billion in 2016 compared to net trading loss of ~~W~~344 billion in 2015 as well as a 492.3% increase in net foreign currency transaction gain from ~~W~~78 billion in 2015 to ~~W~~462 billion in 2016.

We recorded a net loss on financial instruments designated at fair value through profit or loss largely as a result of an increase in valuation loss from financial liabilities designated at fair value through profit or loss held by Shinhan Investment. Other expense increased primarily due to an increase in net loss related to risk hedging account derivatives in Shinhan bank and Shinhan Card.

The change in net trading income to a gain from a loss was largely due to valuation gains on certain derivative instruments. Foreign currency transaction gain increased primarily due to an increase in net valuation gain on foreign-currency denominated assets and liabilities as a result of volatile fluctuations in the relevant foreign currencies during 2016.

Impairment Loss on Financial Assets

The following table sets forth for the periods indicated the impairment loss by type of financial asset.

	Year Ended December 31,
	2015		2016		% Change
	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	122	~~W~~	135	10.7%
Corporate		602		656	9.0
Credit card		300		313	4.3
Others		(2)		(1)	(50.0)

Subtotal		1,022		1,103	7.9
Securities(1)		242		88	(63.6)
Others		—		5	N/M

Total impairment loss on financial assets	~~W~~	1,264	~~W~~	1,196	(5.4)%

N/M = not meaningful

Note:

(1)	Consist of available-for-sale financial assets.

Impairment loss on financial assets decreased by 5.4% from ~~W~~1,264 billion in 2015 to ~~W~~1,196 billion in 2016 principally due to a 63.6% decrease in impairment on securities from ~~W~~242 billion in 2015 to ~~W~~88 billion in 2016, which was partially offset by a 7.9% increase in impairment loss on loans from ~~W~~1,022 billion in 2015 to ~~W~~1,103 billion in 2016.

Substantially all of our impairment losses recorded on available-for-sale financial assets were related to the impairments of our available-for-sale equity investments primarily resulting from the decline in the market price or fair value of such investments. We recognized impairment losses on available-for-sale financial assets of ~~W~~96,381 million in 2016, of which ~~W~~29,032 million, or approximately 30%, was due to a significant decline in our investment in Samsung C&T Corporation. We recognized impairment losses on available-for-sale financial assets of ~~W~~254,883 million in 2015, of which ~~W~~98,583 million, or approximately 39%, was due to a prolonged decline in our investment in POSCO and ~~W~~58,994 million, or approximately 23%, was due to a significant decline in our investment in Macquarie Korea Opportunities Management Ltd. To a limited extent, we have also recognized impairment losses due to liquidation, bankruptcy proceedings, de-listing and other qualitative factors.

Our impairment loss on loans increased primarily due to a 10.7% increase in impairment loss on retail loans from ~~W~~122 billion in 2015 to ~~W~~135 billion in 2016 principally due to increased exposure as a result of an increase in the volume of retail loans; a 9% increase in impairment loss on corporate loans from ~~W~~602 billion in 2015 to ~~W~~656 billion in 2016 principally due to an increase in allowance for corporate loan losses during the first half of 2016 as certain of our corporate borrowers in the construction, shipbuilding and shipping industries underwent restructuring; and a 4.3% increase in impairment loss on credit card loans from ~~W~~300 billion in 2015 to ~~W~~313 billion in 2016 principally due to increased exposure as a result of an increase in the volume of credit card loans.

Income Tax Expense

Income tax expense decreased by 50.2% from ~~W~~695 billion in 2015 to ~~W~~346 billion in 2016 primarily as a result of the recognition of deferred tax assets, which amounted to ~~W~~336 billion, based on loss carry-forward, partially offset by the increase in Shinhan Bank’s taxable income. Our effective rate of income tax decreased to 10.9% in 2016 from 22.1% in 2015. We had not previously recognized deferred tax assets relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote. In 2016, however, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the recent tax refund, Shinhan Bank recognized the deferred tax asset after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

Net Income for the Period

As a result of the foregoing, our net income for the period increased by 15.5% from ~~W~~2,446 billion in 2015 to ~~W~~2,825 billion in 2016.

Other Comprehensive Income for the Period

	Year Ended December 31,
	2015		2016		% Change
	(In billions of Won, except percentages)
Items that will be reclassified to profit or loss:
Foreign currency translation differences for foreign operations	~~W~~	(6)		~~W~~ 12	N/M %
Net change in fair value of available-for-sale financial assets		(266)		(434)	63.2
Equity in other comprehensive income of associates		12		3	(75.0)
Net change in unrealized fair value of cash flow hedges		3		(1)	N/M
Other Comprehensive income (loss) of separate account		2		(4)	N/M

		(255)		(424)	66.3
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability		(82)		15	N/M

		(82)		15	N/M

Total other comprehensive loss, net of income tax	~~W~~	(337)	~~W~~	(409)	21.4%

N/M = not meaningful

Other comprehensive loss increased by 21.4% from ~~W~~337 billion in 2015 to ~~W~~409 billion in 2016, principally due to a 63.2% increase in net loss on net change in fair value of available-for-sale financial assets from ~~W~~266 billion in 2015 to ~~W~~434 billion in 2016, which was partially offset by a change in remeasurement of defined benefit lability from a net loss of ~~W~~82 billion in 2015 to a net gain of ~~W~~15 billion in 2016. The increase in net loss on fair value of available-for-sale financial assets was largely due to fluctuations in interest rates and stock prices, as well as an increase of reclassification of changes in fair value of available-for-sale financial assets due to recognition of impairment losses and disposal. The change in remeasurement of defined benefit lability was largely due to changes in financial assumptions, including discount rates and wage growth.

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

Interest expense. Interest expense decreased by 15.8% from ~~W~~5,271 billion in 2014 to ~~W~~4,437 billion in 2015, due primarily to a 17.0% decrease in interest expense on deposits from ~~W~~3,449 billion in 2014 to ~~W~~2,861 billion in 2015 and a 9.1% decrease in interest expense on debt securities issued from ~~W~~1,302 billion in 2014 to ~~W~~1,184 billion in 2015.

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

N/M = not meaningful

Other comprehensive loss increased significantly to ~~W~~337 billion in 2015 from ~~W~~36 billion in 2014, principally due to a change in fair value of available-for-sale financial assets to a net loss of ~~W~~266 billion in 2015 from a net gain of ~~W~~136 billion in 2014, which was partially offset by a 47.1% decrease in remeasurement loss related to defined benefit plan to ~~W~~82 billion in 2015 from ~~W~~155 billion in 2014. The change in fair value of available-for-sale financial assets was largely due to fluctuations in interest rates and stock prices, as well as an increase in the sale of financial assets during the first half of 2015. The decrease in remeasurement loss related to defined benefit plan was largely due to changes in financial assumptions, including discount rates and wage growth.

Results by Principal Business Segment

As of December 31, 2016, we were organized into five major business segments as follows:

•	commercial banking services, which are principally provided by Shinhan Bank:

•	credit card services, which are principally provided by Shinhan Card;

•	securities brokerage services, which are provided by Shinhan Investment;

•	life insurance services, which are provided by Shinhan Life Insurance; and

•	other.

We report our segment information in accordance with the provisions of IFRS 8 (Operating Segments). We previously categorized our operating segments according to the legal entities of our subsidiaries. In order to actively adapt to the changing business environment and increase synergy, under our channel integration strategy called “One Portal,” we have focused on increasing crossover across different businesses and entities in the Group, including increasing crossover between our retail and corporate banking businesses, expanding our network of hybrid branches, expanding the traditional businesses of individual legal entities and developing combined products and services. In line with these changes, we realigned our reporting segments during 2016 from the previous legal entity based approach to a business based approach, and prior years’ reportable segment information has been restated accordingly. There has been no change in our total consolidated financial condition or results of operations previously reported as a result of the change in our segment structure. See Note 7 of the notes to our consolidated financial statements included in this annual report.

Operating Income by Principal Business Segment

The table below provides the income statement data for our principal business segments for the periods indicated.

	Year Ended December 31,						% Change
	2014		2015		2016		2014/2015	2015/2016
	(In billions of Won, except percentages)
Banking	~~W~~	1,722	~~W~~	1,649	~~W~~	1,860	(4.2)%	12.8%
Credit card		886		968		1,041	9.3	7.5
Securities		133		262		143	97.0	(45.4)
Life insurance		118		132		160	11.9	21.2
Others		(79)		(33)		(75)	(58.2)	127.3
Consolidation adjustment(1)		(125)		(5)		(20)	(96.0)	300.0

Total operating income	~~W~~	2,655	~~W~~	2,973	~~W~~	3,109	12.0%	4.6%

Note:

(1)	Consolidation adjustment consists of adjustments for inter-segment transactions.

Banking Services

The banking services segment offers commercial banking and related services and includes: (i) retail banking, which consists of banking and other services provided primarily through the retail branches of Shinhan

Bank and Jeju Bank to individuals and households; (ii) corporate banking, which consists of corporate banking products and services provided through Shinhan Bank’s corporate banking branches to its corporate customers, most of which are small- and medium-sized enterprises and large corporations, including members of the chaebol groups; (iii) international banking, which primarily consists of the operations of Shinhan Bank’s overseas subsidiaries and branches; and (iv) other banking, which primarily consists of treasury business for our banking business (including internal asset and liability management and other non-deposit funding activities), securities investing and trading and derivatives trading, as well as administration of our overall banking operations.

The table below provides the income statement data for our banking services segment for the periods indicated.

	Year Ended December 31,						% Change
	2014		2015		2016		2014/2015	2015/2016
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	4,447	~~W~~	4,246	~~W~~	4,605	(4.5)%	8.5%
Net fees and commission income (expense)		640		689		717	7.7	4.1
Net other income (expense)		(3,365)		(3,286)		(3,462)	(2.3)	5.4

Operating income (expense)	~~W~~	1,722	~~W~~	1,649	~~W~~	1,860	(4.2)%	12.8%

Comparison of 2016 to 2015

Operating income for banking services increased by 12.8% from ~~W~~1,649 billion in 2015 to ~~W~~1,860 billion in 2016.

Net interest income (expense). Net interest income increased by 8.5% from ~~W~~4,246 billion in 2015 to ~~W~~4,605 billion in 2016 primarily due to increases in net interest income for retail banking, corporate banking and international banking, which more than offset a decrease in net interest income from other banking services. More specifically:

Net interest income for retail banking increased by 8.8% from ~~W~~2,624 billion in 2015 to ~~W~~2,854 billion in 2016 primarily due to an increase in the average volume of retail loans which was partially offset by a narrowing of the Bank’s net interest margin. The average volume of retail loans increased largely due to an increase in home rental long-term deposit loans and mortgage loans for new home purchases and increased lending to customers with high credit profiles. The narrowing of net interest margin was largely due to the decrease in the market interest rates reflecting the decrease in the base interest rate set by the Bank of Korea in 2016, which was reduced from 1.75% in March 2015 to 1.50% in June 2015 and further to 1.25% in June 2016. The changes in the base interest rate generally have a greater impact on the average interest rate on loans relative to that on deposits due to the difference in relative maturity profiles.

•	Net interest income for corporate banking increased by 11.0% from ~~W~~1,001 billion in 2015 to ~~W~~1,111 billion in 2016 primarily due to an increase in the average balance of corporate loans, which was partially offset by the narrowing of the net interest margin. The increase in the average balance of corporate loans was largely due to the general decrease in market interest rates and increased loan demand from SOHOs and small- and medium-sized enterprises, particularly those in the manufacturing industry. The narrowing of the net interest margin was largely due to the decrease in the market interest rates reflecting the decrease in the base interest rates set by the Bank of Korea in 2016, as described above.

•	Net interest income for international banking increased by 10.6% from ~~W~~331 billion in 2015 to ~~W~~366 billion in 2016 primarily due to an increase in the average balance of loans extended by the Shinhan Bank’s overseas subsidiaries, especially its subsidiaries in Vietnam and Indonesia.

•	Net interest income for other banking services decreased by 5.5% from ~~W~~290 billion in 2015 to ~~W~~274 billion in 2016 primarily due to the decrease in the general level of interest rates.

Net fees and commission income (expense). Net fees and commission income increased by 4.1% from ~~W~~689 billion in 2015 to ~~W~~717 billion in 2016 primarily due to an increase in net fees and commission income for international banking and other banking services, which outweighed a decrease in net fees and commissions for retail banking. Net fees and commission income for international banking increased primarily due to an increase in fees and commissions charge in relation to loans originating from overseas subsidiaries and branches. Net fees and commissions for other banking services increased primarily due to adjustments in internal fee allocation. Net fees and commission income for retail banking decreased primarily due to a decrease in fees earned from the sale of investment and bancassurance products.

Net other income (expense). Net other expense increased by 5.4% from ~~W~~3,286 billion in 2015 to ~~W~~3,462 billion in 2016 due primarily to increases in net other expense for international banking and other banking services, which more than offset a decrease in net other expenses for corporate banking. Net other expense for international banking increased primarily due to an increase in general and administrative expense as a result of our overseas network expansion. Net other expense for other banking services increased primarily due to a decrease in gains on sale of equity and debt securities, an increase in voluntary departure of employees, and an increase in provisions for credit losses. Net other income for corporate banking decreased primarily due to an increase in exchange rate margins on Shinhan Bank’s foreign exchange services.

Comparison of 2015 to 2014

Operating income for banking services decreased by 4.2% from ~~W~~1,722 billion in 2014 to ~~W~~1,649 billion in 2015.

Net interest income (expense). Net interest income decreased by 4.5% from ~~W~~4,447 billion in 2014 to ~~W~~4,246 billion in 2015 primarily due to decreases in net interest income for retail banking and other banking services, which more than offset an increase in net interest income from corporate banking and international banking. More specifically:

•	Net interest income for retail banking decreased by 3.5% from ~~W~~2,718 billion in 2014 to ~~W~~2,624 billion in 2015 primarily due to a narrowing of net interest spread, which was partially offset by an increase in the average volume of retail loans. The narrowing of net interest spread was largely due to the decrease in the market interest rates reflecting the decrease in the base interest rate set by the Bank of Korea in 2015, which was reduced from 2.00% in 2014 to 1.75% in March 2015 and further to 1.50% in June 2015. The changes in the base interest rate generally has a greater impact on the average interest rate on loans relative to that on deposits due to the shorter repricing periods for the former. The average volume of retail loans increased largely as a result of the general decrease in market interest rates and a continued increase in demand for housing loans following the implementation of government policies in the second half of 2014 designed to stimulate the real estate market, including the loosening of maximum debt-to-income and loan-to-value ratios. In addition, the volume of mortgage and home equity loans increased as more households chose to purchase homes due to a substantial increase in the amounts of long-term deposits required for house rentals and a general decrease in the supply of homes rented on long-term deposit leases.

•	Net interest income for other banking services decreased by 34.8% from ~~W~~445 billion in 2014 to ~~W~~290 billion in 2015 primarily due to a decrease in net interest margin for internal funding activities within the banking services segment resulting from downward adjustments to internal funding rates reflecting the decrease in the general level of interest rates.

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

•	Net interest income for International banking increased by 8.9% from ~~W~~304 billion in 2014 to ~~W~~331 billion in 2015 primarily due to an increase in the average balance of loans extended by the Shinhan Bank’s overseas subsidiaries, especially its subsidiary in Vietnam.

Net fees and commission income (expense). Net fees and commission income increased by 7.7% from ~~W~~640 billion in 2014 to ~~W~~689 billion in 2015 primarily due to an increase in net fees and commission income for corporate banking and a decrease in net fees and commission expense for other banking services, which outweighed a decrease in net fees and commissions for retail banking. Net fees and commission income for corporate banking increased primarily due to an increase in investment banking fees and commissions principally resulting from an increased volume of mergers and acquisitions, SOC (social overhead capital) projects and other corporate transactions. Net fees and commission expense for other banking services decreased primarily due to adjustments in internal fee allocation. Net fees and commission income for retail banking decreased primarily due to an increase in agency fees and commission expenses related to granting loans, such as stamp taxes, resulting from the increase in the volume of loans.

Net other income (expense). Net other expense decreased by 2.3% from ~~W~~3,365 billion in 2014 to ~~W~~3,286 billion in 2015 due primarily to decreases in net other expense for retail banking and corporate banking, which more than offset a decrease in net other income for other banking services. Net other expense for retail banking decreased primarily due to a decrease in rental expenses due to our continued efforts to rationalize our distribution network, which resulted in the closure of certain retail banking branches. Net other expense for corporate banking decreased primarily due to an increase in other income resulting largely from one-off dividends received from certain funds and securities. Net other income for other banking services decreased primarily due to an increase in provisioning in the first half of 2015 as a result of the restructuring activities of certain corporate clients.

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

	Year Ended December 31,						% Change
	2014		2015		2016		2014/2015	2015/2016
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,373	~~W~~	1,351	~~W~~	1,485	(1.6)%	9.9%
Net fees and commission income (expense)		432		433		409	0.2	(5.5)
Net other income (expense)		(919)		(816)		(853)	(11.2)	4.5

Operating income (expense)	~~W~~	886	~~W~~	968	~~W~~	1,041	9.3%	7.5%

Comparison of 2016 to 2015

Operating income for the credit card business increased by 7.5% from ~~W~~968 billion in 2015 to ~~W~~1,041 billion in 2016.

Net interest income increased by 9.9% largely as a result of an increase in the average balance of credit card receivables which was partially offset by the decrease in the average lending rate for credit card loans attributable to the decrease in the market interest rates following the reduction of the base interest rate by the Bank of Korea and the continued popularity of interest-free installment payment programs (under which no interest is charged on credit card purchases for limited duration, usually up to three months).

Net fees and commission income decreased by 5.5% primarily as a result of an increase in fees and commissions payable due to an increase in the use of membership points by credit card customers as part of Shinhan Card’s enhanced marketing efforts and a decrease in commission received as agency due to decline in the applicable rate of merchant fees as explained above, which was partially offset by a decrease in other fees and commission expense due to a decrease in factoring receivables management fee payable as Shinhan Card ceased such services during 2016.

Net other expense increased by 4.5% primarily as a result of an increase in valuation loss on financial instruments designated at fair value through profit or loss and a decrease in gain from disposal of available-for-sale financial assets, which was partially offset by a decrease in general administrative expenses, particularly payroll expenses, bonuses and employ benefit expenses.

Comparison of 2015 to 2014

Operating income for the credit card business increased by 9.3% from ~~W~~886 billion in 2014 to ~~W~~968 billion in 2015.

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

Net other expense decreased by 11.2% primarily as a result of a decrease in bad debt expenses following an increase in recoveries on delinquent receivables, as well as a decrease in taxes.

Securities Brokerage Services

Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Shinhan Investment, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change
	2014		2015		2016		2014/2015	2015/2016
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	386	~~W~~	444	~~W~~	391	15.0%	(11.9)%
Net fees and commission income (expense)		198		267		249	34.8	(6.7)
Net other income (expense)		(451)		(449)		(497)	(0.4)	10.7

Operating income (expense)	~~W~~	133	~~W~~	262	~~W~~	143	97.0%	(45.4)%

Comparison of 2016 to 2015

Operating income for securities brokerage services decreased by 45.4% from ~~W~~262 billion in 2015 to ~~W~~143 billion in 2016.

Net interest income decreased by 11.9% due primarily to a decrease in net interest spread largely resulting from the decrease in the base and market interest rates in Korea, which more than offset an increase in the volume of Won-denominated loans collateralized by securities.

Net fees and commission income decreased by 6.7% due primarily to a decrease in the daily average stock trading volume as a result of unfavorable stock market performance throughout 2016.

Net other expense increased by 10.7% due primarily to an increase in net loss on financial instruments designated at fair value through profit or loss largely as a result of an increase in valuation loss from financial liabilities designated at fair value through profit or loss, which was partially offset by an increase in net income on valuations of derivatives related to risk hedging.

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

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2014		2015		2016		2014/2015	2015/2016
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	651	~~W~~	676	~~W~~	704	3.8%	4.1%
Net fees and commission income (expense)		27		32		19	18.5	(40.6)
Net other income (expense)		(560)		(576)		(563)	2.9	(2.3)

Operating income (expense)	~~W~~	118	~~W~~	132	~~W~~	160	11.9%	21.2%

Comparison of 2016 to 2015

Operating income for life insurance services increased by 21.2% from ~~W~~132 billion in 2015 to ~~W~~160 billion in 2016.

Net interest income increased by 4.1% due primarily to an increase in interest income from investments of held to maturity government and public bonds as the average volume of such assets increased during the year.

Net fees and commission income decreased by 40.6% due primarily to a decrease in fee income earned from our management of separate accounts.

Net other expense decreased by 2.3% from ~~W~~576 billion in 2015 to ~~W~~563 billion in 2016 due primarily to a decrease in impairment losses on available-for-sale financial assets and a decrease in loss on sale of trading assets, which was partially offset by an increase in general administrative expenses, particularly retirement allowances paid to early retirees.

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

Net fees and commission income increased by 18.5% due primarily to a decrease in fees paid for tax and legal consulting services and call center services and one-off fees received from a defendant that lost a legal case against Shinhan Life.

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

	Year Ended December 31,						% Change
	2014		2015		2016		2014/2015	2015/2016
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	(70)	~~W~~	(32)	~~W~~	13	(54.3)%	N/M
Net fees and commission income (expense)		186		195		169	4.8	(13.3)
Net other income (expense)		(195)		(196)		(257)	0.5	31.1

Operating income (expense)	~~W~~	(79)	~~W~~	(33)	~~W~~	(75)	(58.2)%	127.3%

N/M = not meaningful

Comparison of 2016 to 2015

Operating expense for others increased by 127.3% from ~~W~~33 billion in 2015 to ~~W~~75 billion in 2016.

We recorded net interest income of ~~W~~13 billion in 2016 compared to net interest expense of ~~W~~32 billion in 2015 primarily due to a decrease in interest expenses for debentures issued as a result of the decrease in market interest rates and an increase in interest income received from consolidated investment funds, which was partially offset by a decrease in net interest income from Shinhan Capital due to the narrowing of the net interest margin.

Net fees and commission income decreased by 13.3% primarily due to a decrease in brand-related income as a result of a decrease in corporate identity royalties received from our subsidiaries.

Net other expense increased by 31.1% from ~~W~~196 billion in 2015 to ~~W~~257 billion in 2016, primarily due to the disposal of a subsidiary in 2016 which had generated other income of ~~W~~328 billion in 2015, which was partially offset by a decrease in recognition of provision for loan losses on lease receivables in Shinhan capital.

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

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2014		2015		2016		2014/2015	2015/2016
	(In billions of Won, except percentages)
Cash and due from banks	~~W~~	20,585	~~W~~	22,024	~~W~~	19,181	7.0%	(12.9)%
Trading assets		24,362		22,638		26,696	(7.1)	17.9
Financial assets designated at fair value through profit or loss		2,737		3,244		3,416	18.5	5.3
Derivative assets		1,568		1,995		3,003	27.2	50.5
Loans		221,618		246,441		259,011	11.2	5.1
Available-for-sale financial assets		31,418		33,966		37,663	8.1	10.9
Held-to-maturity financial assets		13,373		16,192		19,805	21.1	22.3
Property and equipment		3,147		3,055		3,146	(2.9)	3.0
Intangible assets		4,153		4,266		4,227	2.7	(0.9)
Investments in associates		342		393		354	14.9	(9.9)
Deferred tax assets		228		164		641	(28.1)	290.9
Current tax receivables		11		10		13	(9.1)	30.0
Investment property		268		209		353	(22.0)	68.9
Assets held for sale		9		4		4	(55.6)	0.0
Other assets		14,203		15,947		18,167	12.3	13.9

Total assets	~~W~~	338,022	~~W~~	370,548	~~W~~	395,680	9.6%	6.8%

2016 Compared to 2015

Our assets increased by 6.8% from ~~W~~370,548 billion as of December 31, 2015 to ~~W~~395,680 billion as of December 31, 2016, principally due to increases in loans and, to a lesser extent, trading assets, available-for-sale financial assets and held-to-maturity financial assets, which was partially offset by a decrease in cash and due from banks.

Our loans increased by 5.1% from ~~W~~246,441 billion as of December 31, 2015 to ~~W~~259,011 billion as of December 31, 2016, principally as a result of increases in general purpose loans to individuals and households, mortgage loans and home equity loans, as well as loans to SOHO and small- and medium-sized enterprise borrowers as discussed above.

Our trading assets increased by 17.9% from ~~W~~22,638 billion as of December 31, 2015 to ~~W~~26,696 billion as of December 31, 2016, principally due to increases in bonds and debentures held by us.

Our available-for-sale financial assets increased by 10.9% from ~~W~~33,966 billion as of December 31, 2015 to ~~W~~37,663 billion as of December 31, 2016, largely reflecting our strategy to acquire additional highly liquid assets in light of the implementation of the minimum liquidity coverage ratio requirements applicable to banks beginning in January 2015.

Our held-to-maturity financial assets increased by 22.3% from ~~W~~16,192 billion as of December 31, 2015 to ~~W~~19,805 billion as of December 31, 2016, principally due to our continued efforts to find stable sources of interest income outside of our core lending activities and the increased necessity of held-to-maturity financial assets for duration matching purposes under our asset and liability management system.

Our cash and due from banks decreased by 12.9% from ~~W~~22,024 billion as of December 31, 2015 to ~~W~~19,181 billion as of December 31, 2016, principally due to a decrease of due from the Bank of Korea, which fluctuates on a daily basis.

2015 Compared to 2014

Our assets increased by 9.6% from ~~W~~338,022 billion as of December 31, 2014 to ~~W~~370,548 billion as of December 31, 2015, principally due to increases in loans and, to a lesser extent, cash and due from banks, available-for-sale financial assets and held-to-maturity financial assets, which was partially offset by a decrease in trading assets.

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

Our available-for-sale financial assets increased by 8.1% from ~~W~~31,418 billion as of December 31, 2014 to ~~W~~33,966 billion as of December 31, 2015, largely reflecting our strategy to acquire additional highly liquid assets in light of the implementation of the minimum liquidity coverage ratio requirements applicable to banks beginning in January 2015.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2014		2015		2016		2014/2015	2015/2016
	(In billions of Won, except percentages)
Deposits	~~W~~	193,710	~~W~~	217,676	~~W~~	235,138	12.4%	8.0%
Trading liabilities		2,689		2,135		1,977	(20.6)	(7.4)
Financial liabilities designated at fair value through profit or loss		8,996		8,916		9,234	(0.9)	3.6
Derivative liabilities		1,718		2,599		3,528	51.3	35.7
Borrowings		22,974		21,734		25,294	(5.4)	16.4
Debt securities issued		37,335		41,221		44,327	10.4	7.5
Liability for defined benefit obligations		309		226		131	(26.9)	(42.0)
Provisions		694		699		729	0.7	4.3
Current tax liabilities		257		142		273	(44.7)	92.3
Deferred tax liabilities		10		16		11	60.0	(31.3)
Liabilities under insurance contracts		17,776		20,058		22,377	12.8	11.6
Other liabilities		21,040		23,313		20,916	10.8	(10.3)

Total liabilities		307,507		338,735		363,935	10.2	7.4

Total equity attributable to equity holder of the Group		29,184		30,840		31,110	5.7	0.9
Non-controlling interest		1,331		973		635	(26.9)	(34.7)

Total equity		30,515		31,813		31,745	4.3%	(0.2)%

Total liabilities and equity	~~W~~	338,022	~~W~~	370,548	~~W~~	395,680	9.6%	6.8%

2016 Compared to 2015

Our total liabilities increased by 7.4% from ~~W~~338,735 billion as of December 31, 2015 to ~~W~~363,935 billion as of December 31, 2016 primarily due to an increase in deposits (which principally consist of customer deposits) and, to a lesser extent, an increase in borrowings and debt securities issued.

Our deposits increased by 8.0% from ~~W~~217,676 billion as of December 31, 2015 to ~~W~~235,138 billion as of December 31, 2016, primarily due to an increase in customer deposits, largely as a result of customers’ preference for low-risk investments in light of the continuing uncertainty in financial markets.

Our borrowings increased by 16.4% from ~~W~~21,734 billion as of December 31, 2015 to ~~W~~25,294 billion as of December 31, 2016, primarily due to an increase in short-term borrowings such as borrowings form the Bank of Korea, repurchase transactions and call money as part of our liquidity management policy.

Our debt securities issued increased by 7.5% from ~~W~~41,221 billion as of December 31, 2015 to ~~W~~44,327 billion as of December 31, 2016, primarily due to Shinhan Bank’s issuance of subordinated debt securities in order to increase its regulatory capital, as well as an increase in the issuances of debentures by Shinhan Bank and Shinhan Card for general corporate purposes.

Total equity decreased by 0.2% from ~~W~~31,813 billion as of December 31, 2015 to ~~W~~31,745 billion as of December 31, 2016, largely due to redemption of preferred stock in the amount of ~~W~~1,126 billion and a dividend payout of ~~W~~631 billion, which more than offset an increase in net income attributable to equity holders in the amount of ~~W~~2,775 billion in 2016.

2015 Compared to 2014

Our total liabilities increased by 10.2% from ~~W~~307,507 billion as of December 31, 2014 to ~~W~~338,735 billion as of December 31, 2015 primarily due to an increase in deposits (which principally consist of customer deposits) and, to a lesser extent, an increase in debt securities issued.

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

Total equity increased by 4.3% from ~~W~~30,515 billion as of December 31, 2014 to ~~W~~31,810 billion as of December 31, 2015, largely due to net income attributable to equity holders in the amount of ~~W~~2,367 billion, which more than offset a dividend payout of ~~W~~512 billion in 2015 and the effect of recording other comprehensive loss of ~~W~~337 billion in 2015.

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

The following table sets forth our capital resources as of December 31, 2016.

	As of December 31, 2016
	(In billions of Won)
Deposits	~~W~~	235,138
Long-term debt		48,084
Call money		1,130
Borrowings from the Bank of Korea		2,669
Other short-term borrowings		11,146
Asset securitizations		8,083
Stockholders’ equity(1)		12,638

Total	~~W~~	318,888

Note:

(1)	Includes capital stock, share premium, and hybrid bonds issued. Previously, stockholders’ equity included only capital stock and did not include share premium and hybrid bonds. Accordingly, the ratio of customer deposits and secondary funding sources to total funding as of December 31, 2014 and 2015 provided below have also been revised.

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 72.0% of our total funding as of December 31, 2014, 73.7% of our total funding as of December 31, 2015 and 73.7% of our total funding as of December 31, 2016. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. Even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

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

As of December 31, 2014, 2015 and 2016, ~~W~~6,443 billion, ~~W~~6,480 billion and ~~W~~5,656 billion, or 3.3%, 3.0% and 2.5%, respectively, of Shinhan Bank’s total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, we, Shinhan Bank and Shinhan Card, may also issue long-term debt securities denominated in foreign currencies in overseas markets, and Shinhan Bank and Shinhan Card have global medium term notes programs under which foreign currency-denominated notes may be issued with an aggregate program limit of US$8 billion. As of December 31, 2014, 2015 and 2016, our long-term debt amounted to ~~W~~37,936 billion, ~~W~~43,834 billion and ~~W~~48,084 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to ~~W~~12,985 billion, ~~W~~710 billion, ~~W~~450 billion and ~~W~~230 billion, or 90.3%, 4.9%,3.1% and 1.6%, respectively, of the funding for our credit card activities, as of December 31, 2016. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ~~W~~16,924 billion, ~~W~~14,179 billion and ~~W~~14,945 billion as of December 31, 2014, 2015 and 2016, respectively, each representing 6.3%, 4.8% and 4.7%, respectively, of our total funding as of such dates.

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

In limited situations, we may also issue convertible and/or preferred shares. For example, in August 2003, in order to partly fund our acquisition of Chohung Bank, we raised a total of ~~W~~2,552 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares to domestic financial institutions and governmental entities in Korea, all of which shares have since been redeemed or converted. In addition, in January 2007, partly to fund the acquisition of LG Card, we raised a total of ~~W~~3,750 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares, all of which have been redeemed as of the date hereof. In April 2011, we issued redeemable preferred shares to fund redemption of such securities, and in April 2016, we redeemed the redeemable preferred shares issued in April 2011. Since April 2016, we have not issued additional preferred shares. For further details, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2016.

	As of December 31, 2016 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Deposits	~~W~~	121,708	~~W~~	22,583	~~W~~	29,621	~~W~~	49,625	~~W~~	14,145	~~W~~	3,032	~~W~~	240,714
Borrowings		13,698		1,915		1,293		2,715		4,192		1,692		25,505
Debt securities issued		1,394		2,435		4,598		7,372		26,139		5,493		47,431

Total	~~W~~	136,800	~~W~~	26,933	~~W~~	35,512	~~W~~	59,712	~~W~~	44,476	~~W~~	10,217	~~W~~	313,650

Note:

(1)	Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings and debt securities issued, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2016 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

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

The following table sets forth our commitments and guarantees as of December 31, 2016. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2016 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Commitments to extend credit(1)	~~W~~	69,907	~~W~~	4,469	~~W~~	165	~~W~~	74,541
Commercial letters of credit(2)		2,705		72		—		2,777
Financial guarantees(3)		1,180		154		10		1,344
Performance guarantees(4)		6,197		1,618		14		7,829
Liquidity facilities to SPEs(5)		1,207		747		106		2,060
Acceptances(6)		373		—		—		373
Endorsed bills(7)		8,855		—		—		8,855
Other		906		48		411		1,365

Total	~~W~~	91,330	~~W~~	7,108	~~W~~	706	~~W~~	99,144

Notes:

(1)	Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments. Commitments to extend credit, including credit lines, are in general subject to provisions that allow us to withdraw such commitments in the event there are material adverse changes affecting an obligor.
(2)	Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on us up to a stipulated amount under specific terms and conditions. These are generally short-term and collateralized by the underlying shipments of goods to which they relate.
(3)	Financial guarantees are contracts that require us to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee liabilities are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee. The financial guarantee liability is subsequently carried at the higher of this amortized amount and the present value of any expected payment when a payment under the guarantee has become probable. Financial guarantees are included within other liabilities.
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

Capital Adequacy

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2014, 2015 and 2016 based on Basel III.

	As of December 31,
	2014		2015		2016
	(In millions of Won, except percentages)
Tier I Capital:
Tier I CE Capital	~~W~~	20,678,971	~~W~~	21,882,816	~~W~~	25,325,054
Paid-in capital		2,589,553		2,589,553		2,645,053
Capital reserve		8,442,542		8,442,542		9,494,769
Retained earnings		13,656,398		15,524,284		18,640,038
Non-controlling interest in consolidated subsidiaries		78,362		78,385		85,524
Others		(4,087,884)		(4,751,948)		(5,540,330)
Additional Tier I Capital		1,495,382		1,311,375		885,366

Total Tier I Capital	~~W~~	22,174,353	~~W~~	23,194,191	~~W~~	26,210,420

Tier II Capital:
Allowances for credit losses		1,633,808		1,662,751		463,018
Subordinated debt		280,000		245,000		210,000
Others		1,849,807		2,114,506		2,903,078

Total Tier II capital	~~W~~	3,763,615	~~W~~	4,022,257	~~W~~	3,576,095

Total Capital	~~W~~	25,937,968	~~W~~	27,216,448	~~W~~	29,786,515

Risk-weighted assets
Credit risk	~~W~~	177,137,897	~~W~~	181,242,693	~~W~~	175,175,755
Market risk		7,135,320		7,574,953		8,656,295
Operational risk		14,559,643		14,456,896		14,810,593

Total risk-weighted assets	~~W~~	198,832,860	~~W~~	203,274,542	~~W~~	198,642,643

Capital adequacy ratio		13.05%		13.39%		15.00%
Tier I capital adequacy ratio		11.15%		11.41%		13.19%
Common equity capital adequacy ratio		10.40%		10.77%		12.75%

ITEM 5.C.	Research and Development, Patents and Licenses, etc.

Not applicable.

ITEM 5.D.	Trend Information

These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E.	Off-Balance Sheet Arrangements

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

ITEM 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations, Commitments and Guarantees.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive director is as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Cho Yong-byoung	59	Chairman and Chief Executive Officer	March 23, 2017	March 2020

Note:

(1)	The date on which the term will end will be the date of the general stockholders’ meeting in the relevant year.

Cho Yong-byoung is our Chairman and Chief Executive Officer. Prior to being elected to his current position on March 23, 2017, Mr. Cho served as the president and chief executive officer of Shinhan Bank from 2015. Mr. Cho also served as the chief executive officer of Shinhan BNP Paribas Asset Management in 2013 and as the deputy president of Shinhan Bank in 2011. Mr. Cho received a bachelor’s degree in law from Korea University.

Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 11 non-executive directors are in office, all of whom were nominated by our board of directors.

Our non-executive and outside directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Wi Sung-ho	58	Non-Executive Director	March 23, 2017	March 2019
Park Ansoon	72	Outside Director	March 23, 2017	March 2019
Park Cheul	71	Outside Director	March 25, 2015	March 2018
Lee Manwoo	62	Outside Director	March 26, 2014	March 2018
Lee Sang-kyung	71	Outside Director	March 29, 2012	March 2018
Lee Steven Sung-ryang	61	Outside Director	March 24, 2016	March 2018
Lee Jung-il	64	Outside Director	March 24, 2016	March 2018
Lee Heun-ya	57	Outside Director	March 24, 2016	March 2018
Joo Jaeseong	61	Outside Director	March 23, 2017	March 2019
Yuki Hirakawa	56	Outside Director	March 25, 2015	March 2018
Philippe Avril	57	Outside Director	March 25, 2015	March 2018

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Wi Sung-ho has been our non-executive director since March 23, 2017. Mr. Wi is currently the chief executive officer of Shinhan Bank and previously served as the chief executive officer of Shinhan Card from 2013 to 2017, the deputy president and head of WM Group, Shinhan Bank and Shinhan Investment from 2011 to 2013 and the deputy president of Shinhan Financial Group from 2008 to 2011. Mr. Wi received a bachelor’s degree in economics from Korea University.

Park Ansoon has been our outside director since March 23, 2017. Mr. Park currently serves as the chairman of Taisei Group Co., Ltd. and the vice chairman of the Korean Residents Union in Japan. Mr. Park served as the chief executive officer from 1993 to 2012 and held various executive roles at Taisei Group Co., Ltd. from 1968 to 2017. Mr. Park received a bachelor’s degree in philosophy from Waseda University.

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

Lee Steven Sung-ryang has been our outside director since March 24, 2016. Mr. Lee is currently a professor at the School of Economics of Dongguk University and also serves as the director of the Research Institute of Social Science at Dongguk University. Mr. Lee received a Ph.D. in economics from Columbia University.

Lee Jung-il has been our outside director since March 24, 2016. Mr. Lee is currently the chief executive officer of Hirakawa Shoji Co., Ltd. Mr. Lee served as an outside director of Shinhan Financial Group from 2011 to 2013. Mr. Lee received a bachelor’s degree in political science and economics from Meiji University.

Lee Heun-ya has been our outside director since March 24, 2016. Mr. Lee currently serves as the executive director of the Korea Chamber of Commerce and Industry in Japan. Mr. Lee previously served as the chief executive officer of Marushin Co., Ltd. Mr. Lee received a bachelor’s degree from Osaka University of Arts.

Joo Jaeseong has been our outside director since March 23, 2017. Mr. Joo currently serves as a senior advisor at Kim & Chang. Mr. Joo previously served as the chief executive officer of Woori Finance Research Institute from 2013 to 2016 and the senior deputy governor of the banking and non-banking sector of the Financial Supervisory Service from 2011 to 2013. Mr. Joo also worked in the bank restructuring department of the World Bank from 2011 to 2004. Mr. Joo received a master’s degree in business administration from the University of Illinois Urbana-Champaign.

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

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position	In Charge of
Yim Bo-hyuk	56	Deputy President and Chief Financial Officer	Finance Management Team Investor Relations Team Human Resource Team Information, Communication and Technology Planning Team
Woo Young-woong	57	Deputy President and Chief Strategic Officer	Strategic Planning Team Global Business Strategy Team Future Strategy Research Institute Digital Strategy Team
Jin Okdong	56	Deputy President	Public Relations Team Management Support Team Corporate Social Responsibility Team Synergy Management Team Platform Marketing Team
Lee Chang-goo	56	Executive Vice President	Wealth Management Planning Office

None of the executive officers have any significant activities outside Shinhan Financial Group.

Yim Bo-hyuk has been our Deputy President since January 1, 2016 and our Chief Financial Officer since March 2, 2015. Mr. Yim previously served as our managing director in charge of risk management. Mr. Yim received a bachelor’s degree in business management from Korea University.

Woo Young-woong has been our Deputy President and Chief Strategic Officer since January 23, 2017. Mr. Woo previously served as our Executive Vice President and executive vice president and head of the corporate investment banking group of Shinhan Bank. Mr. Woo received a master’s degree in international business from Waseda University.

Jin Okdong has been our Deputy President since March 23, 2017. Mr. Jin previously served as the executive vice president of Shinhan Bank, the chief executive officer of SBJ Bank and the chief executive officer of SH Capital. Mr. Jin received a master’s degree in business administration from Chung-Ang University.

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

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2016 was ~~W~~3.5 billion, consisting of ~~W~~2.2 billion in salaries and wages and ~~W~~1.3 billion in bonus payments.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us. We do not pay any severance payment to our chairman or directors upon their retirement, but we pay fixed sums of severance payment to other members of senior management pursuant to internal guidelines on severance payments to members of senior management. In 2016, we accrued ~~W~~0.1 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which the expiration of the exercise period has been suspended by a resolution of the board of directors. We did not record any accrued expense for stock options in 2016.

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

Neither performance units nor performance shares have been granted to outside directors. In 2016, we recognized no accrued expenses for performance units and ~~W~~2.6 billion as accrued expenses for performance shares.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in December 2016, we are required to disclose in our Korean annual report the individual annual compensation (including stock options) paid by us to our directors and statutory auditors if the individual annual compensation for such persons is ~~W~~500 million or greater. In 2016, Han Dongwoo, our former Chairman and Chief Executive Officer, received ~~W~~1,572 million, consisting of ~~W~~733 million in salaries and wages and ~~W~~839 million in bonuses. Such bonuses include ~~W~~236 million in long-term performance compensation and an additional cash amount of ~~W~~204 million in respect of 4,996 performance shares, which were initially granted in 2011 as performance-based compensation for the three-year period from 2011 to 2013, subject to our business performance and share price movements from 2011 to 2015. In addition, in 2014, 2015 and 2016, Mr. Han was granted 19,500, 18,900 and 22,000 performance shares, respectively. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during a four-year period beginning with the fiscal year in which such shares were granted.

ITEM 6.C.	Board Practices

Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and ten outside directors, has the ultimate responsibility for the management of our affairs.

Our Articles of Incorporation provide for no less than three but no more than 15 directors, the number of outside directors must be more than 50% of the total number of directors, and we must maintain at least three outside directors. All directors are elected for a term not exceeding three years as determined by the shareholders’ meeting, except that outside directors are elected for a term not exceeding two years, provided that the term of re-election shall not exceed one year and the term cannot be extended in excess of six years. The aggregate term served as an outside director of us or any of our subsidiaries shall not exceed nine years.

Terms are renewable and are subject to the Korean Commercial Code, the Financial Holding Companies Act, the Act on Corporate Governance of Financial Companies and related regulations. See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office of our directors and executive officers.

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

Committees of the Board of Directors

We currently have eight management committees that serve under the board:

•	the Board Steering Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Remuneration Committee;

•	the Outside Director Recommendation Committee;

•	the Audit Committee Member Recommendation Committee;

•	the Corporate Governance and Chief Executive Officer Recommendation Committee; and

•	the Corporate Social Responsibility Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Board Steering Committee

The Board Steering Committee currently consists of five directors, namely Cho Yong-byoung, Park Cheul, Lee Manwoo, Lee Heun-ya and Joo Jaeseong. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee

The Risk Management Committee currently consists of four directors, namely Joo Jaeseong, Park Cheul, Lee Heun-ya and Philippe Avril. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of three outside directors, namely Lee Manwoo, Lee Sang-kyung and Lee Steven Sung-ryang. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Remuneration Committee

The Remuneration Committee currently consists of three directors, namely Lee Sang-kyung, Lee Steven Sung-ryang and Philippe Avril. At least one-half of the members of this committee must be outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

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

Corporate Governance and Chief Executive Officer Recommendation Committee

The Corporate Governance and Chief Executive Officer (CEO) Recommendation Committee was established in March 2012 and currently consists of six directors, namely Cho Yong-byoung, Lee Sang-kyung, Lee Steven Sung-ryang, Yuki Hirakawa, Philippe Avril and Lee Jung-il. This committee is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior, size of the board of directors and other matters necessary for improving our overall corporate governance structure), as well as recommendation of the nominees for the president and/or chief executive officer of our group and development, operation and review of our management succession plan, including setting the qualifications for the CEO, evaluating CEO candidate pool and recommending CEO candidates. The chairperson of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Corporate Social Responsibility Committee

The Corporate Social Reasonability Committee was established in March 2015 and currently consists of five directors, namely Cho Yong-byoung, Joo Jaeseong, Park Ansoon, Lee Manwoo and Yuki Hirakawa. This committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen.

ITEM 6.D.	Employees

At the holding company level, we had 152, 145 and 147 regular employees as of December 31, 2014, 2015 and 2016, respectively, almost all of whom are employed within Korea. Our subsidiaries had 21,453, 21,715 and 21,542 regular employees as of December 31, 2014, 2015 and 2016, respectively, almost all of whom are employed within Korea. In addition, we had six, seven and five non-regular employees at the holding company level as of December 31, 2014, 2015 and 2016, respectively, and 1,944, 1,833 and 1,693 non-regular employees at the subsidiary level as of December 31, 2014, 2015 and 2016, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 0.3% were managerial or executive employees.

10,067 employees of Shinhan Bank and 332 employees of Jeju Bank were members of the Korean Financial Industry Union as of December 31, 2016. 2,392 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2016. 1,556 employees of Shinhan Investment and 1,095 employees of Shinhan Life were members of the Korea Finance & Service Workers’ Union as of December 31, 2016.

Under Korean law, we may not terminate full time employees except under limited circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2014, 2015 and 2016, we recognized liabilities for defined benefit obligations of ~~W~~309 billion, ~~W~~226 billion and ~~W~~131 billion, respectively. See Note 26 of the notes to our consolidated financial statements included in this annual report.

ITEM 6.E.	Share Ownership

As of April 5, 2017, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 1,040,944 shares of our common stock representing approximately 0.22% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2016, the employee stock ownership association owned 22,399,084 shares of our common stock.

Following the expiration of the exercise period for remaining stock options on March 18, 2015, there are currently no outstanding options granted to directors and officers of the holding company and its subsidiaries, except for a limited number of stock options for which the expiration of the exercise period has been suspended by a resolution of the board of directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2016.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service	45,269,850	9.55%
BNP Paribas	25,356,276	5.35
BlackRock Fund Advisors(1)	24,320,723	5.13
Shinhan Financial Group Employee Stock Ownership Association	22,399,084	4.72
Citibank, N.A. (ADR Department)	13,427,614	2.83
The Government of Singapore	11,434,827	2.41
Mizuho Bank	5,955,000	1.26
Saudi Arabian Monetary Agency.	5,945,250	1.25
Abu Dhabi Investment Authority	5,240,748	1.11
First State Investments ICVC-STEWART INV	4,933,492	1.04
The Lazard Funds Inc	4,918,711	1.04
Others	304,998,012	64.32%

Total	474,199,587	100.00%

Note:

(1)	According to filing of share ownership dated October 20, 2016 available through the Financial Supervisory Service’s Data Analysis, Retrieval and Transfer System (DART).

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

As of December 31, 2016, the latest date on which we closed our shareholders’ registry, 589 shareholders of record were notated as U.S. persons, holding in the aggregate 22.74% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing one share of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

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

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2016, BNP Paribas held 25,356,276 shares, or 5.35%, of our total common stock.

As of December 31, 2014, 2015 and 2016, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~4.6 billion, ~~W~~3.4 billion and ~~W~~1.9 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

We and our subsidiaries are involved in various legal actions and regulatory proceedings arising from the normal course of business. As of December 31, 2016, we and our subsidiaries were defendants in pending lawsuits (including any government proceedings) in the aggregate claim amount of ~~W~~289 billion, for which we recorded a provision of ~~W~~34 billion.

The Financial Supervisory Service conducted a comprehensive audit of Shinhan Bank from November to December 2012, and in July 2013 notified Shinhan Bank of an institutional caution (which does not give rise to significant sanctions unlike in the case of repeated institutional warnings), imposed disciplinary actions against 65 Shinhan Bank employees and assessed a fine of ~~W~~87.5 million after finding that Shinhan Bank had illegally monitored customer accounts, breached confidentiality with respect to certain financial transactions and violated its obligation to disclose and report to the Financial Supervisory Service an investment in an affiliated company of Shinhan Bank. Furthermore, in March 2013 the Financial Supervisory Service conducted a special audit of Shinhan Bank as to incidents of alleged malfunctioning of its financial computer network and in December 2013, notified Shinhan Bank of an institutional caution and imposed disciplinary actions against five Shinhan Bank employees after finding that Shinhan Bank did not properly maintain its information technology administrator account and vaccine server. From October 2013 to November 2014, the Financial Supervisory Service also conducted a series of special audits of Shinhan Bank as to incidents of alleged illegal monitoring of customer accounts, and in February 2014, the Prosecutors’ Office in Korea also commenced an investigation of Shinhan Bank with respect to same. In December 2015, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed disciplinary actions against two former Shinhan Bank officers after finding that Shinhan Bank had illegally monitored customer accounts, whereas in April 2016, the Prosecutors’ Office determined not to prosecute the former officers of Shinhan Bank because of insufficient evidence. In addition, the Financial Supervisory Service conducted a periodic audit of Shinhan Bank from April to May 2015 and notified Shinhan Bank of five items requiring management’s attention and three items for improvement in June 2016 in connection with such audit.

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

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since 2012, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since 2012.

	Korea Exchange					New York Stock Exchange
	Closing Price per Common Stock				Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High		Low		(Shares)	High	Low	(ADSs)
2012(1)	~~W~~	47,000	~~W~~	33,350	1,167,012	$42.22	$31.25	39,369
2013		48,650		35,950	969,961	45.70	30.82	66,410
2014		53,400		42,000	852,730	52.44	39.44	51,257
First Quarter		47,000		42,000	962,596	43.95	39.44	60,675
Second Quarter		48,000		44,300	752,597	47.00	42.55	43,787
Third Quarter		53,400		45,050	908,445	52.44	43.98	45,338
Fourth Quarter		51,500		44,450	785,826	48.83	40.00	55,554
2015		46,650		39,000	968,985	42.83	32.13	84,145
First Quarter		46,650		40,850	1,090,768	42.83	36.54	67,724
Second Quarter		46,000		39,300	1,027,097	42.67	35.85	95,693
Third Quarter		43,000		39,000	1,006,900	37.11	32.13	84,088
Fourth Quarter		44,300		39,550	757,897	39.52	33.59	88,486
2016		47,700		36,100	839,260	40.88	29.66	84,952
First Quarter		41,900		36,100	881,559	36.14	29.66	103,917
Second Quarter		42,900		37,050	841,259	38.23	30.66	113,600
Third Quarter		41,500		37,300	643,205	37.70	31.82	54,817
Fourth Quarter		47,700		39,950	989,985	40.88	35.87	68,101
October		44,150		39,950	844,930	39.00	35.87	40,485
November		45,600		42,100	1,194,793	38.76	36.93	66,870
December		47,700		43,000	913,572	40.88	37.17	96,947
2017 (through April 14)		49,750		44,800	1,047,697	43.68	36.81	78,927
January		47,000		44,800	1,450,267	39.78	36.81	88,981
February		47,500		45,800	848,168	41.87	39.77	67,149
March		49,750		46,600	1,018,887	43.68	40.51	78,752
April (through April 14)		47,700		45,600	704,995	42.25	40.20	81,894

Source: Korea Exchange; New York Stock Exchange

Note:

(1)	Effective October 15, 2012, the exchange rate of ADRs per common share was changed from 2:1 to 1:1. As supplemental information, the high price, low price and average daily trading volume of our ADRs was US$84.44, US$58.54 and 34,778 ADRs, respectively, for the period from January to September 2012 (prior to the ratio change) and US$36.64, US$31.25 and 53,217 ADRs, respectively, for the period from October to December 2012.

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

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

As of December 31, 2016, the aggregate market value of equity securities listed on the KOSPI was approximately ~~W~~1,308.4 trillion. The average daily trading volume of equity securities for 2016 was approximately 376.8 million shares with an average transaction value of ~~W~~4,523.0 billion.

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

	Opening(1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1,383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017 (through April 14)	2,026.16	2,178.38	2,026.16	2,134.88

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

		Total Market Capitalization			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)		(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)		(Thousands of Dollars)(1)
2000	704	~~W~~	188,041,490	$148,414,751	306,163	~~W~~	2,602,211	$2,053,837
2001	689		255,850,070	194,784,979	473,241		1,997,420	1,520,685
2002	683		258,680,756	218,056,778	857,245		3,041,598	2,563,937
2003	684		355,362,626	298,123,008	542,010		2,216,636	1,859,594
2004	683		412,588,139	398,597,371	372,895		2,232,109	2,156,419
2005	702		655,074,595	648,588,708	467,629		3,157,662	3,126,398
2006	731		704,587,508	757,620,976	279,096		3,435,180	3,693,742
2007	746		951,917,907	1,017,223,666	363,846		5,540,151	5,920,229
2008	765		576,927,703	457,153,489	355,440		5,190,180	4,112,663
2009	770		887,935,183	763,060,356	485,657		5,795,552	4,980,495
2010	777		1,141,885,458	1,009,981,831	380,859		5,619,768	4,970,607
2011	791		1,041,999,162	899,438,206	353,760		6,863,146	5,924,166
2012	784		1,154,294,167	1,085,638,395	486,480		4,823,643	4,536,739
2013	777		1,185,973,724	1,123,826,139	328,325		3,993,422	3,784,158
2014	773		1,192,252,867	1,092,907,569	278,082		3,983,580	3,651,646
2015	770		1,242,832,089	1,062,885,563	455,256		5,351,734	4,576,870
2016	779		1,308,440,374	1,087,015,348	376,773		4,523,044	3,757,617
2017 (through April 14)	775		1,360,175,542	1,196,600,283	402,848		4,506,356	3,964,420

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding shares (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities Futures Commission and the

Korea Exchange within five days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Exchange within five days after the change occurred, provided that the obligation to report such change shall be exempt if the number shares that changed in ownership is less than 1,000 shares and the aggregate amount of such shares that changed in ownership is less than ~~W~~10 million. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment. Any single stockholder or persons who have a special relationship with such stockholder that jointly acquire more than 10% (4% in case of non-financial business group companies) of the voting stock of a Korean financial holding company who controls national banks will be subject to reporting or approval requirements pursuant to the Financial Holding Company Act. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.”

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

Our articles of incorporation, which was last amended on March 23, 2017 to reflect the Act on Corporate Governance of Financial Companies, is annexed to this annual report as Exhibit 1.1.

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

General

As of December 31, 2016 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. As of December 31, 2016 and as of the date hereof, the number of our issued and outstanding common shares was 474,199,587.

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

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2016, the employee stock ownership association owned 22,399,084 shares, or 4.72%, of our common stock.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a PFIC for 2016, and we do not expect to be a PFIC in 2017 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets. Because we have valued our goodwill based on the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC

In general, we will be considered a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Certain proposed U.S. Treasury regulations and other administrative pronouncements from the Internal Revenue Service provide special rules for determining the character of income and assets derived in the active conduct of a banking business for purposes of the PFIC rules. Specifically, these rules treat certain income earned by a non-

U.S. corporation engaged in the active conduct of a banking business as non-passive income. Although we believe we have adopted a reasonable interpretation of the proposed U.S. Treasury regulations and administrative pronouncements, there can be no assurance that the Internal Revenue Service will follow the same interpretation. You should consult your own tax advisor regarding the application of these rules.

If we own at least 25% by value of another corporation’s stock, we will be treated, for purposes of the PFIC rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that corporation.

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

If we are a PFIC for any taxable year during which you hold our common shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

FATCA

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), certain entities in a broadly defined class of foreign financial institutions (“FFIs”) may be subject to a 30% United States withholding tax on certain United States source payments made to the FFI (and beginning in 2019, a 30% withholding tax on gross proceeds from the sale of United States stocks and securities), unless the FFI is a “participating FFI,” which is generally defined as an FFI that (i) enters into an agreement with the Internal Revenue Service pursuant to which it agrees to comply with a complicated and expansive reporting regime, (ii) complies with the requirements of an intergovernmental agreement entered into by the United States and another jurisdiction regarding the implementation of FATCA (an “IGA”) or (iii) is otherwise deemed compliant with or exempt from FATCA.

The FATCA legislation also contains complex provisions requiring certain participating FFIs to withhold on certain “foreign passthru payments” made to FFIs that are not participating FFIs or otherwise exempt from FATCA withholding and to holders that fail to provide the information required by FATCA. Although the definition of a “foreign passthru payment” is still reserved under current regulations, the term generally refers to payments that are from non-United States sources but that are “attributable to” certain United States payments and gross proceeds described above. If applicable, withholding on foreign passthru payments would not be required with respect to payments made before January 1, 2019. It is unclear whether or to what extent payments on our common shares or ADSs would be considered foreign passthru payments that are subject to withholding under FATCA.

On June 10, 2015, the United States and Korea entered into an IGA to implement the foregoing requirements. The IGA is intended to result in the automatic exchange of tax information through reporting by FFIs to the Internal Revenue Service. Prospective investors should consult their tax advisors regarding the application of the FATCA rules to an investment in our common shares.

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

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set-off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges the ADS holders may be required to pay may vary over time and may be changed by us and by the depositary. The ADS holders will receive prior notice of such changes.

Depositary Payments for the Fiscal Year 2016

In 2016, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	25.00
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	69,293.19
Legal expenses	US$	—
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection to the preparation of our Form 20-F for the fiscal year 2014	US$	441,870.09

Total:	US$	511,188.28

Note: The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2016 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal Control-Integrated Framework (2013) suspended the original framework issued by COSO in 1992 on December 15, 2014. We adopted the 2013 Framework on December 15, 2014. Further details of the changes made are set out below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016. The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2016. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee currently consists of three outside directors, namely Lee Manwoo, Lee Sang-kyung and Lee Steven Sung-ryang. Our board of directors has determined that Lee Manwoo, the chairman of our Audit Committee is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Lee Manwoo, Lee Sang-kyung and Lee Steven Sung-ryang are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2014, 2015 and 2016, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2014		2015		2016
	(In millions of Won)
Audit fees	~~W~~	5,619	~~W~~	6,066	~~W~~	6,447	Audit service for Shinhan Financial Group and its subsidiaries.
Tax fees		190		213		288	Tax return and consulting advisory service.
All other fees		—		—		—	All other services which do not meet the two categories above.(1)

Total	~~W~~	5,809	~~W~~	6,279	~~W~~	6,735

Note:

(1)	Due diligence service fee.

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

We are committed to high standards of corporate governance. We are in compliance with the corporate governance provisions of the Korean Commercial Code, the Financial Holding Companies Act of Korea, the Act on Corporate Governance of Financial Companies, the Financial Investment Services and Capital Markets Act and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions of the Korean Commercial Code. In addition, as a financial holding company, we are also subject to the Financial Holding Companies Act and the Act on Corporate Governance of Financial Companies. Also, our subsidiaries that are financial institutions must comply with the respective corporate governance provisions under the Act on Corporate Governance of Financial Companies and relevant laws under which they were established.

The Act on Corporate Governance of Financial Companies came into effect as of August 1, 2016. The Act was enacted to address calls for strengthened regulations on corporate governance of financial companies and to serve as a uniform regulation on corporate governance matters applicable to all financial companies in place of the separate regulations for each sector that existed. The Act contains several key measures, including, but not limited, to (i) condition of eligibility of officers of financial companies and standards for determining whether financial companies’ officers may hold concurrent positions in other companies, (ii) standards for composition and operation of board of directors, (iii) standards for establishment, composition and operation of committees of the board of directors, (iv) internal control and risk management, (v) requirements and procedures for the approval of a change of major shareholders and (vi) special regulations for rights of minority shareholders of financial companies.

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. While as a foreign private issuer, we are exempt from this requirement, but our board of directors is in compliance with this requirement as it currently consists of 12 directors, of which ten directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. Ten of our directors are also “outside directors” as defined in the Financial Holding Companies Act of Korea. An “outside director” for purposes of the Act on Corporate Governance of Financial Companies and the Korean Commercial Code means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders’ meeting, after having been nominated by the outside director nominating committee, and none of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Under the Korea Exchange listing rules and the Korean Commercial Code, at least one-fourth of a listed company’s directors must be outside directors provided that there must be at least three outside directors. In the case of “large listed companies” as defined under the Korean Commercial Code, like us, a majority of the directors must be outside directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. There is no such requirement under Korean law or listing standards or our internal regulations.

Audit Committee

Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. We are in compliance with this requirement as our Audit Committee is comprised of three outside directors meeting the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. Under the Korea Exchange listing rules and the Korean Commercial Code, a large listed company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chairman must be an outside director. In addition, under the Act on Corporate Governance of Financial Companies, at least one member of the audit committee who is an outside director must also be an accounting or financial expert. We are also in compliance with the foregoing requirements.

Nomination/Corporate Governance Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a nomination/corporate governance committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Korean Commercial Code and other applicable laws, large listed companies, financial holding companies, commercial banks, and certain other financial institutions are required to have an outside director nominating committee of which at least one-half of its members are required to be outside directors. However, there is no requirement to establish a corporate governance committee under applicable Korean law. Our outside director nominating committee is formed on an ad hoc basis prior to a general shareholders’ meeting if the agenda for such meeting includes appointment of an outside director. The composition of the committee is in compliance with the relevant provisions under the Korean Commercial Code and the Act on Corporate Governance of Financial Companies, and the chairman of the committee must be an outside director pursuant to the Act on Corporate Governance of Financial Companies. The board steering committee consists of five directors, including four outside directors.

Although a corporate governance committee is not required under Korean law, in March 2012, we established the Corporate Governance and Chief Executive Officer Recommendation Committee, which is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior, size of the board of directors and other matters necessary for improving our overall corporate governance structure), as well as recommendation of the nominees for the president and/or chief executive officer of our group and development, operation and review of our management succession plan, including setting the qualifications for the CEO, evaluating CEO candidate pool and recommending CEO candidates. The chairperson of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

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

Under the Act on Corporate Governance of Financial Companies, financial institutions including financial holding companies must establish a compensation committee of which at least one-half of its members must be outside directors and whose chairman must be an outside director.

We currently have a remuneration committee, which is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee consists of three members, all of whom are outside directors and satisfy the independent director requirements as set forth in Rule 10A-3 under the Exchange Act.

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

Date: April 28, 2017

Shinhan Financial Group Co., Ltd.
By:	/s/ Cho Yong-byoung
Name: Cho Yong-byoung
Title: Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited the Group’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2016 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 28, 2017

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2016

(In millions of won)	Note	2015		2016
Assets
Cash and due from banks	4,8,20	~~W~~	22,024,404	19,181,165
Trading assets	4,9,20		22,638,449	26,695,953
Financial assets designated at fair value through profit or loss	4,10,20		3,244,166	3,416,102
Derivative assets	4,11		1,994,714	3,002,859
Loans	4,12,20		246,441,361	259,010,575
Available-for-sale financial assets	4,13,20		33,966,071	37,662,691
Held-to-maturity financial assets	4,13,20		16,192,060	19,805,084
Property and equipment	14,20,50		3,055,415	3,145,613
Intangible assets	15,50		4,266,339	4,226,512
Investments in associates	16		393,006	353,600
Current tax receivable			9,740	12,587
Deferred tax assets	42		163,944	641,061
Investment property	17		208,717	353,175
Other assets	4,18,20		15,945,927	18,168,408
Assets held for sale			3,690	4,939

Total assets		~~W~~	370,548,003	395,680,324

Liabilities
Deposits	4,21	~~W~~	217,676,428	235,137,958
Trading liabilities	4,22		2,135,390	1,976,760
Financial liabilities designated at fair value through profit or loss	4,23		8,916,332	9,233,642
Derivative liabilities	4,11		2,599,288	3,528,244
Borrowings	4,24		21,733,865	25,294,241
Debt securities issued	4,25		41,221,284	44,326,785
Liabilities for defined benefit obligations	26		226,130	130,879
Provisions	27		698,788	728,888
Current tax payable			142,014	272,728
Deferred tax liabilities	42,50		16,154	10,638
Liabilities under insurance contracts	28		20,058,284	22,377,434
Other liabilities	4,29		23,310,990	20,917,147

Total liabilities			338,734,947	363,935,344

Equity	30
Capital stock			2,645,053	2,645,053
Hybrid bonds			736,898	498,316
Capital surplus			9,887,335	9,887,335
Capital adjustments			(423,536)	(458,461)
Accumulated other comprehensive income (loss)			304,771	(102,583)
Retained earnings			17,689,134	18,640,038

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			30,839,655	31,109,698
Non-controlling interests	50		973,401	635,282

Total equity			31,813,056	31,744,980

Total liabilities and equity		~~W~~	370,548,003	395,680,324

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014, 2015 and 2016

(In millions of won)	Notes	2014		2015	2016
Interest income		~~W~~	12,060,507	11,129,704	11,236,302
Interest expense			(5,270,707)	(4,436,771)	(4,030,936)

Net interest income	32		6,789,800	6,692,933	7,205,366

Fees and commission income			3,560,500	3,896,529	3,803,596
Fees and commission expense			(2,091,342)	(2,275,550)	(2,238,057)

Net fees and commission income	33		1,469,158	1,620,979	1,565,539

Insurance income			4,221,120	4,447,828	4,586,098
Insurance expenses			(4,634,320)	(4,879,989)	(5,004,602)

Net insurance loss	28		(413,200)	(432,161)	(418,504)

Dividend income	34		175,798	308,277	281,623
Net trading income (expenses)	35		262,492	(344,098)	369,510
Net foreign currency transaction gain			223,718	78,236	461,671
Net gain (loss) on financial instruments designated at fair value through profit or loss	36		(360,972)	459,765	(501,955)
Net gain on disposal of available-for-sale financial assets	13		680,931	772,474	647,541
Impairment losses on financial assets	37		(1,174,379)	(1,264,053)	(1,195,663)
General and administrative expenses	38		(4,462,883)	(4,475,068)	(4,508,575)
Other operating expenses, net	40		(535,653)	(444,143)	(797,911)

Operating income			2,654,810	2,973,141	3,108,642

Equity method income	16		30,580	20,971	9,995
Other non-operating income, net	41		182,186	146,465	51,835

Profit before income taxes			2,867,576	3,140,577	3,170,472

Income tax expense	42		667,965	694,619	345,553

Profit for the year		~~W~~	2,199,611	2,445,958	2,824,919

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2014, 2015 and 2016

(In millions of won, except earnings per share)	Notes	2014		2015	2016
Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		~~W~~	(12,868)	(6,469)	12,103
Net change in unrealized fair value of available-for-sale financial assets			135,908	(265,990)	(433,657)
Equity in other comprehensive income of associates			6,281	11,854	2,691
Net change in unrealized fair value of cash flow hedges			(16,378)	2,932	(1,262)
Other comprehensive income (loss) of separate account			5,820	3,092	(4,330)

			118,763	(254,581)	(424,455)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(154,416)	(81,813)	15,307
Equity in other comprehensive loss of associates			(26)	(230)	(2)

			(154,442)	(82,043)	15,305

Total other comprehensive loss, net of income tax	30		(35,679)	(336,624)	(409,150)

Total comprehensive income for the year		~~W~~	2,163,932	2,109,334	2,415,769

Profit for the year attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43	~~W~~	2,081,110	2,367,171	2,774,778
Non-controlling interest			118,501	78,787	50,141

		~~W~~	2,199,611	2,445,958	2,824,919

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	2,046,037	2,034,048	2,367,062
Non-controlling interest			117,895	75,286	48,707

		~~W~~	2,163,932	2,109,334	2,415,769

Earnings per share:	30,43
Basic and diluted earnings per share in won		~~W~~	4,195	4,789	5,736

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2014, 2015 and 2016

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2014	~~W~~	2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,081,110	2,081,110	118,501	2,199,611
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(11,984)	—	(11,984)	(884)	(12,868)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	134,507	—	134,507	1,401	135,908
Equity in other comprehensive income of associates		—	—	—	—	6,255	—	6,255	—	6,255
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(16,378)	—	(16,378)	—	(16,378)
Other comprehensive income of separate account		—	—	—	—	5,820	—	5,820	—	5,820
Remeasurements of defined benefit plans		—	—	—	—	(153,293)	—	(153,293)	(1,123)	(154,416)

Total other comprehensive income (loss)		—	—	—	—	(35,073)	—	(35,073)	(606)	(35,679)

Total comprehensive income		—	—	—	—	(35,073)	2,081,110	2,046,037	117,895	2,163,932

Other changes in equity
Dividends		—	—	—	—	—	(370,168)	(370,168)	—	(370,168)
Dividends to hybrid bonds		—	—	—	—	—	(29,940)	(29,940)	—	(29,940)
Change in other capital adjustments		—	—	—	(277)	—	—	(277)	—	(277)
Change in other retained earnings		—	—	—	—	—	297	297	—	297
Redemption of subsidiary’s hybrid bond and other change in non-controlling interests		—	—	—	—	—	—	—	(1,104,074)	(1,104,074)

		—	—	—	(277)	—	(399,811)	(400,088)	(1,104,074)	(1,504,162)

Balance at December 31, 2014	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2014, 2015 and 2016

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,367,171	2,367,171	78,787	2,445,958
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(5,630)	—	(5,630)	(839)	(6,469)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(265,910)	—	(265,910)	(80)	(265,990)
Equity in other comprehensive income of associates		—	—	—	—	11,624	—	11,624	—	11,624
Net change in unrealized fair value of cash flow hedges		—	—	—	—	2,932	—	2,932	—	2,932
Other comprehensive income of separate account		—	—	—	—	3,092	—	3,092	—	3,092
Remeasurements of defined benefit plans		—	—	—	—	(79,231)	—	(79,231)	(2,582)	(81,813)

Total other comprehensive income (loss)		—	—	—	—	(333,123)	—	(333,123)	(3,501)	(336,624)

Total comprehensive income		—	—	—	—	(333,123)	2,367,171	2,034,048	75,286	2,109,334

Other changes in equity
Dividends		—	—	—	—	—	(512,428)	(512,428)	—	(512,428)
Dividends to hybrid bonds		—	—	—	—	—	(34,488)	(34,488)	—	(34,488)
Issuance of hybrid bonds		—	199,455	—	—	—	—	199,455	—	199,455
Change in other capital adjustments		—	—	—	(30,131)	—	(900)	(31,031)	—	(31,031)
Redemption of subsidiary’s hybrid bond and other change in non-controlling interests		—	—	—	—	—	—	—	(432,694)	(432,694)

		—	199,455	—	(30,131)	—	(547,816)	(378,492)	(432,694)	(811,186)

Balance at December 31, 2015	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2014, 2015 and 2016

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	969,981	31,809,636
Retrospective adjustment for a business combination (note 50)		—	—	—	—	—	—	—	3,420	3,420
Balance at January 1, 2016 (adjusted)		2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,774,778	2,774,778	50,141	2,824,919
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	12,012	—	12,012	91	12,103
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(432,530)	—	(432,530)	(1,127)	(433,657)
Equity in other comprehensive income of associates		—	—	—	—	2,689	—	2,689	—	2,689
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(1,262)	—	(1,262)	—	(1,262)
Other comprehensive income of separate account		—	—	—	—	(4,330)	—	(4,330)	—	(4,330)
Remeasurements of defined benefit plans		—	—	—	—	15,705	—	15,705	(398)	15,307

Total other comprehensive income (loss)		—	—	—	—	(407,716)	—	(407,716)	(1,434)	(409,150)

Total comprehensive income		—	—	—	—	(407,716)	2,774,778	2,367,062	48,707	2,415,769

Other changes in equity
Dividends		—	—	—	—	—	(630,978)	(630,978)	—	(630,978)
Dividends to hybrid bonds		—	—	—	—	—	(36,091)	(36,091)	—	(36,091)
Redemption of hybrid bonds		—	(238,582)	—	(1,418)	—	—	(240,000)	—	(240,000)
Redemption of preferred stock		—	—	—	—	—	(1,125,906)	(1,125,906)	—	(1,125,906)
Change in other capital adjustments		—	—	—	(33,507)	362	(30,899)	(64,044)	—	(64,044)
Redemption of subsidiary’s hybrid bond and other change in non-controlling interests		—	—	—	—	—	—	—	(386,826)	(386,826)

		—	(238,582)	—	(34,925)	362	(1,823,874)	(2,097,019)	(386,826)	(2,483,845)

Balance at December 31, 2016	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2015 and 2016

(In millions of won)	Notes	2014		2015	2016
Cash flows from operating activities
Profit before income taxes		~~W~~	2,867,576	3,140,577	3,170,472
Adjustments for:
Interest income	32		(12,060,507)	(11,129,704)	(11,236,302)
Interest expense	32		5,270,707	4,436,771	4,030,936
Dividend income	34		(175,798)	(308,277)	(281,623)
Net fees and commission expense			166,204	168,313	166,216
Net insurance loss			2,583,739	2,714,061	2,779,710
Net trading loss	35		151,525	751,811	48,363
Net foreign currency translation loss (gain)			31,356	163,417	(248,844)
Net loss (gain) on financial instruments designated at fair value through profit or loss	36		117,137	(748,959)	147,813
Net gain on disposal of available-for-sale financial assets	13		(680,931)	(772,474)	(647,541)
Provision for credit losses	37		944,429	1,021,711	1,107,633
Impairment losses on other financial assets	37		229,951	242,342	88,030
Employee costs			143,330	185,222	203,639
Depreciation and amortization	38		312,966	278,882	259,941
Other operating expense (income)			(213,139)	(623,639)	70,236
Equity method income, net	16		(30,580)	(20,971)	(9,995)
Other non-operating expense (income), net			(117,933)	(18,463)	598

			(3,327,544)	(3,659,957)	(3,521,190)

Changes in assets and liabilities:
Due from banks			(4,542,186)	(1,926,814)	3,937,005
Trading assets and liabilities			(4,711,789)	1,583,631	(4,343,206)
Financial instruments designated at fair value through profit or loss			3,593,303	210,582	(2,439)
Derivative instruments			(261,032)	(382,276)	(340,831)
Loans			(16,978,229)	(24,731,045)	(11,351,121)
Other assets			(2,012,074)	(3,562,267)	(4,627,748)
Deposits			14,994,221	23,246,539	16,771,470
Liabilities for defined benefit obligations			(141,614)	(347,926)	(261,550)
Provisions			(128,531)	(71,272)	(77,514)
Other liabilities			3,079,941	3,578,899	(2,333,634)

			(7,107,990)	(2,401,949)	(2,629,568)

Income taxes paid			(667,784)	(640,393)	(561,604)
Interest received			11,732,050	10,921,869	11,109,313
Interest paid			(5,789,333)	(4,700,685)	(4,080,122)
Dividends received			212,381	310,852	309,876

Net cash provided by (used in) operating activities		~~W~~	(2,080,644)	2,970,314	3,797,177

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2014, 2015 and 2016

(In millions of won)	Notes	2014		2015	2016
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	32,886,606	31,592,380	29,242,921
Acquisition of available-for-sale financial assets			(30,227,793)	(33,755,811)	(32,844,558)
Proceeds from maturity of held-to-maturity financial assets			2,667,782	2,414,031	1,839,275
Acquisition of held-to-maturity financial assets			(4,959,391)	(5,150,329)	(5,277,451)
Proceeds from disposal of property and equipment	14,41		32,377	8,760	5,793
Acquisition of property and equipment	14		(182,130)	(124,844)	(252,084)
Proceeds from disposal of intangible assets	15,41		10,275	5,463	8,268
Acquisition of intangible assets	15		(62,984)	(132,636)	(88,876)
Proceeds from disposal of investments in associates			77,592	35,396	67,082
Acquisition of investments in associates			(61,289)	(30,927)	(145,119)
Proceeds from disposal of investment property	17,41		676,496	16,171	22,900
Acquisition of investment property	17		(1,037)	(10,296)	(176,204)
Proceeds from disposal of assets held for sale			232,365	88,235	2,213
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			—	5,000	27,265
Payment for settlement of hedging derivative financial instruments for available-for-sale financial assets			—	(63,847)	(69,175)
Business combination, net of cash acquired	45		—	(163,172)	(4,280)
Other, net			(128,080)	(22,173)	48,156

Net cash provided by (used in) investing activities			960,789	(5,288,599)	(7,593,874)

Cash flows from financing activities
Issuance of hybrid bonds			—	199,455	—
Redemption of hybrid bonds			—	—	(240,000)
Net increase (decrease) in borrowings			2,597,817	(1,557,883)	3,389,832
Proceeds from debt securities issued			10,262,773	16,512,720	15,916,866
Repayments of debt securities issued			(10,619,073)	(12,867,244)	(11,988,965)
Dividends paid			(399,791)	(546,160)	(669,103)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			—	23,270	15,414
Payment for settlement of hedging derivative financial instruments for debt securities issued			(20,980)	(17,342)	(1,486)
Redemption of preferred stock			—	—	(1,125,906)
Decrease in non-controlling interests			(1,105,051)	(426,808)	(451,208)
Other, net			(28,842)	(7,258)	(824)

Net cash provided by financing activities			686,853	1,312,750	4,844,620

Effect of exchange rate fluctuations on cash and cash equivalents held			16,237	8,375	(22,638)

Increase (decrease) in cash and cash equivalents			(416,765)	(997,160)	1,025,285

Cash and cash equivalents at beginning of period	45		6,021,176	5,604,411	4,607,251

Cash and cash equivalents at end of period	45	~~W~~	5,604,411	4,607,251	5,632,536

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

(b)	Ownership of Shinhan Financial Group and its material consolidated subsidiaries as of December 31, 2015 and 2016 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2015	2016
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data System	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	90.0	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	100.0	100.0
”	PT Bank Shinhan Indonesia	Indonesia	”	97.76	98.98
”	PT Centratama Nasional Bank (note 51)	”	—	75.0	—
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	December 31	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	50.0
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	—	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	”	100.0	100.0
Shinhan Investment Corp.	PT. Shinhan Sekuritas Indonesia (note 49)	Indonesia	December 31	—	99.0
Shinhan Private Equity Inc.	HKC&T Co., Ltd.	Korea	—	100.0	—
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	December 31	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity (continued)

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank is not included.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 57 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 52 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

The Group provides credit enhancement for the consolidated structured entities providing ABCP purchase commitment amounting to ~~W~~1,138,282 million for the purpose of credit enhancement of the structure entities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“IFRS”). IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”)

The consolidated financial statements were authorized for issue by the Board of Directors on February 8, 2017, which will be submitted for approval to the shareholders’ meeting.

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

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

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

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group’s reportable segments consist of banking, credit card, securities, life insurance, and others.

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

ii) Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests in relation to structured entities in the consolidated statements of financial position since the Group’s interests in these entities are recognized as liabilities of the Group.

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

v) Significant Restrictions

The Group does not have significant restrictions on its ability to assess or use its assets and settle its liabilities other than those resulting from the supervisory frameworks within which banking, card, insurance, financial investment and capital subsidiaries operate. The supervisory frameworks require subsidiaries of banking, card, insurance, financial investment and capital businesses keep certain level of regulatory capital and limit their exposures to other parts of the Group and comply with other ratios.

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

registering and issuing debt and equity securities. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received, other than debt issuance costs which are accounted as deduction from debt liabilities and equity issuance costs which are accounted as capital adjustments or deduction from capital surplus.

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

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

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

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss (“FVTPL”) upon initial recognition if:

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

at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

•	Cash flow hedge – When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

•	Hedge of net investment – Foreign currency differences arising on the retranslation of a derivative designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with IAS 21, ‘The Effects of Changes in Foreign Exchange Rates’.

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

i) Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. At note 4, due from banks and loans are classified as impaired when objective evidence of impairment exists individually for loans and receivables.

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

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral.

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

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of those part that are replaced is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other tangible assets	Straight-line	4~5 years

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

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

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

Financial guarantee contracts are initially measured at their fair values, if not designated as at fair value through profit or loss, and the initial fair value is amortized over the life of the guarantee. The liability is subsequently carried at the higher of this amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

(v)	Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of IAS 39, Financial Instruments, Recognition and Measurement and accounting policies at note 3(f), (h) were applied to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to IFRS 4, Insurance Contracts and accounting policies noted below are applied.

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

v) Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain direct and incremental underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract years, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

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

Once an impairment loss has been recognized on a loan, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

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

iii) Insurance Income

The Group recognizes insurance income for the insurance premium paid of which the payment date arrived by the premium payment methods of the insurance contract; and recognizes advance receipts for the insurance premium paid of which the payment date has not arrived at the end of the reporting period.

iv) Dividends

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

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either: the same taxable entity; or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

(ab)	New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group to adopt for annual periods beginning on or after January 1, 2017 or 2018, and the Group has not early adopted them.

i) IFRS 9, Financial Instruments

IFRS 9, Financial Instruments which was published on September 25, 2015, is effective for periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 9 will replace the current IAS 39, Financial Instruments: recognition and measurement. The Group plans to adopt IFRS 9 for the year starting on January 1, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

In principle, the new IFRS 9 should be applied retrospectively. However, there are clauses that exempt restating comparable information with respect to classification, measurement and impairment of financial instruments. For hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options. IFRS 9 permits the use of either retrospective or cumulative effect transition method and the Group will use cumulative effect transition method.

The main characteristics of IFRS 9 are the followings; classification and measurement of financial instruments based on characteristics of contractual cash flows and business model for financial instrument management, impairment model based on expected credit losses, changes in qualification requirement of hedged items, expansion of the types of qualifying hedging instruments and changes in hedge effectiveness tests.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or at fair value through other comprehensive income under IFRS 9 compared to the existing guidance in IAS 39, the adoption of IFRS 9 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, increasing volatility in the Group’s profit or loss.

The fair value change attributable to changes in the credit risk of the liability which was recognized in profit or loss under the existing standard, IAS 39, will be presented in other comprehensive income under IFRS 9.

Under IFRS 9, credit losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in IAS 39 as loss allowances will be measured on either of the 12-month or lifetime expected credit losses based on the extent of credit risks as shown in the below table.

The following table presents the measurement methods for credit losses according to IFRS 9.

Category	Description
Credit risk has not increased significantly since the initial recognition	12-month expected credit loss : Expected credit loss from possible default of financial products for 12 months after reporting date

Credit risk has increased significantly since the initial recognition	Lifetime expected credit loss : Expected credit loss from possible default of financial products for the expected life of the financial products
Credit-impaired financial assets

When applying hedge accounting under IFRS 9, the hedge accounting can be applied to certain transactions that do not meet the requirements for hedge accounting under IAS 39 and volatility of the profit or loss can be decreased.

For smooth implementation of IFRS 9, financial impact analysis, accounting policy development, accounting system development and the system test are necessary. Starting from November 2015, the Group has performed financial impact analysis and established accounting policies, and is developing accounting systems as of December 31, 2016. The Group plans to test the system in 2017.

The actual impact of adopting IFRS 9 on the financial statements in 2018 is being assessed and can be subject to change because it will be dependent on the financial instruments that the Group will hold and economic conditions at the time as well as accounting policy election and judgments that it will be make in the future. The Group plans to analyze financial impact once the system development process is completed by no later than the end of 2017.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

ii) IAS 7, Statement of Cash Flows

The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Group will adopt the amendment from January 1, 2017, retrospectively. The Group is in the process of evaluating the impact of the amendment on the Group’s consolidated financial statements, if any.

iii) IAS 12, Income taxes

The amendments clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Group will adopt the amendment from January 1, 2017, retrospectively. The Group is in the process of evaluating the impact of the amendment on the Group’s consolidated financial statements, if any.

iv) IFRS 2, Share-based payment

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments. The amendments introduce an exception stating that, for classification purposes, a share-based payment transaction with employees is accounted for as equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Group will adopt the amendment from January 1, 2017, retrospectively. The Group is in the process of evaluating the impact of the amendment on the Group’s consolidated financial statements, if any.

v) IFRS 15, Revenue from Contracts with Customers

IFRS 15, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18, Revenue, IAS 11, Construction Contracts and IFRIC 13, Customer Loyalty Programmes. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Group will adopt IFRS 15 from January 1, 2018. IFRS 15 permits the use of either retrospective or cumulative effect transition method and the Group has not yet selected a transition method. The Group is in the process of evaluating the impact of IFRS 15 on the Group’s consolidated financial statements, if any.

vi) IFRS 16, Leases

IFRS 16 introduces a single, on-balance lease sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases. IFRS 16 replaces existing leases guidance including IAS 7 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases – Incentives and SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

IFRS 16. IFRS 16 permits the use of either retrospective or cumulative effect transition method and the Group has not yet selected a transition method. It has not been determined the effect of IFRS 16 on its ongoing financial reporting.

Other published new standards, interpretations and amendments to existing standards mandatory for the Group for annual periods beginning after January 1, 2016 which have not been early adopted, are not expected to have a significant impact on the Group’s consolidated financial statements.

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

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

ii) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2015 and 2016 are as follows:

	2015		2016
Due from banks and loans (*1)(*3):
Banks	~~W~~	14,486,162	13,922,969
Retail		107,030,770	115,972,280
Government		16,701,241	11,776,346
Corporations		110,468,717	116,001,132
Card receivable		17,821,341	18,704,516

		266,508,231	276,377,243

Trading assets		19,595,405	22,638,409
Financial assets designated at FVTPL (*4)		2,329,018	2,228,186
AFS financial assets (*5)		29,037,640	32,822,071
HTM financial assets (*6)		16,192,060	19,805,084
Derivative assets		1,994,714	3,002,859
Other financial assets (*1)(*2)		11,878,420	13,975,889
Financial guarantee contracts		3,679,486	3,424,022
Loan commitments and other credit liabilities		76,965,151	76,055,306

	~~W~~	428,180,125	450,329,069

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	The credit quality of other financial assets are not included in the details of our main credit quality disclosures as other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL: fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

iii) Due from banks and loans by past due or impairment

•	Due from banks and loans as of December 31, 2015 and 2016 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Past due but not impaired		—	404,121	—	156,337	403,413	963,871
Impaired		—	264,754	—	1,221,700	415,731	1,902,185

		14,511,673	107,360,028	16,704,356	111,766,846	18,496,577	268,839,480
Less : allowance		(25,511)	(329,258)	(3,115)	(1,298,129)	(675,236)	(2,331,249)

	~~W~~	14,486,162	107,030,770	16,701,241	110,468,717	17,821,341	266,508,231

	2016
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Past due but not impaired		—	392,002	270	264,354	397,417	1,054,043
Impaired		—	285,929	—	1,098,081	420,079	1,804,089

		13,946,898	116,346,178	11,778,742	117,273,744	19,408,185	278,753,747
Less : allowance		(23,929)	(373,898)	(2,396)	(1,272,612)	(703,669)	(2,376,504)

	~~W~~	13,922,969	115,972,280	11,776,346	116,001,132	18,704,516	276,377,243

•	Credit quality of due from banks and loans that are neither past due nor impaired as of December 31, 2015 and 2016 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	14,511,673	100,677,960	16,704,356	72,501,523	15,133,363	219,528,875
Grade 2 (*1)		—	6,013,193	—	37,887,286	2,544,070	46,444,549

		14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Less : allowance (collective)		(25,511)	(178,313)	(3,115)	(734,136)	(356,815)	(1,297,890)

	~~W~~	14,486,162	106,512,840	16,701,241	109,654,673	17,320,618	264,675,534

Mitigation of credit risk due to collateral (*2)	~~W~~	124,306	69,399,485	—	57,477,691	5,045	127,006,527

	2016
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	13,946,898	108,798,683	11,778,472	78,556,918	15,156,750	228,237,721
Grade 2 (*1)		—	6,869,564	—	37,354,391	3,433,939	47,657,894

		13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Less : allowance (collective)		(23,929)	(205,135)	(2,395)	(740,349)	(374,708)	(1,346,516)

	~~W~~	13,922,969	115,463,112	11,776,077	115,170,960	18,215,981	274,549,099

Mitigation of credit risk due to collateral (*2)	~~W~~	35,581	76,943,059	—	59,271,190	6,200	136,256,030

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.

(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of December 31, 2015 and 2016 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	311,602	—	108,683	342,708	762,993
31~60 days		—	52,331	—	24,139	43,158	119,628
61~90 days		—	25,967	—	10,551	17,329	53,847
More than 90 days		—	14,221	—	12,964	218	27,403

		—	404,121	—	156,337	403,413	963,871
Less : allowance (collective)		—	(32,876)	—	(9,884)	(60,757)	(103,517)

	~~W~~	—	371,245	—	146,453	342,656	860,354

Mitigation of credit risk due to collateral (*)	~~W~~	—	258,827	—	54,985	8	313,820

	2016
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	297,889	270	190,133	321,913	810,205
31~60 days		—	49,582	—	50,881	53,379	153,842
61~90 days		—	31,072	—	20,305	21,899	73,276
More than 90 days		—	13,459	—	3,035	226	16,720

		—	392,002	270	264,354	397,417	1,054,043
Less : allowance (collective)		—	(35,627)	(1)	(12,377)	(66,413)	(114,418)

	~~W~~	—	356,375	269	251,977	331,004	939,625

Mitigation of credit risk due to collateral (*)	~~W~~	—	249,309	—	101,334	112	350,755

•	Due from banks and loans that are impaired as of December 31, 2015 and 2016 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	264,754	—	1,221,700	415,731	1,902,185
Less : allowance		—	(118,069)	—	(554,109)	(257,664)	(929,842)

	~~W~~	—	146,685	—	667,591	158,067	972,343

Mitigation of credit risk due to collateral (*)	~~W~~	—	109,869	—	399,142	7	509,018

	2016
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	285,929	—	1,098,081	420,079	1,804,089
Less : allowance		—	(133,136)	—	(519,886)	(262,548)	(915,570)

	~~W~~	—	152,793	—	578,195	157,531	888,519

Mitigation of credit risk due to collateral (*)	~~W~~	—	101,730	—	437,891	3	539,624

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

iv) Credit rating

•	Credit ratings of debt securities as of December 31, 2015 and 2016 are as follows:

	2015
	Trading assets		Financial assets designated at FVTPL	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	6,972,123	143,888	18,885,297	13,046,394	39,047,702
AA- to AA+		5,144,783	676,975	4,004,980	2,342,271	12,169,009
A- to A+		4,745,915	1,269,073	3,923,203	576,568	10,514,759
BBB- to BBB+		917,401	239,082	941,149	35,160	2,132,792
Lower than BBB-		83,410	—	419,080	68,672	571,162
Unrated		1,582,553	—	863,931	122,995	2,569,479

	~~W~~	19,446,185	2,329,018	29,037,640	16,192,060	67,004,903

	2016
	Trading assets		Financial assets designated at FVTPL	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	9,777,845	535,684	19,781,580	16,188,459	46,283,568
AA- to AA+		4,075,181	402,946	5,561,165	2,584,304	12,623,596
A- to A+		5,310,796	1,097,395	4,257,161	535,889	11,201,241
BBB- to BBB+		1,441,783	192,161	1,348,073	137,240	3,119,257
Lower than BBB-		144,612	—	469,615	148,894	763,121
Unrated		1,640,347	—	1,404,477	210,298	3,255,122

	~~W~~	22,390,564	2,228,186	32,822,071	19,805,084	77,245,905

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Credit status of debt securities as of December 31, 2015 and 2016 are as follows:

	2015		2016
Neither past due nor impaired	~~W~~	67,003,272	77,244,537
Impaired		1,631	1,368

	~~W~~	67,004,903	77,245,905

(*1)	The Group has no collaterals for the debt securities.

•	Credit quality of derivative assets as of December 31, 2015 and 2016 are as follows:

	2015		2016
Grade 1 (*1)(*2)	~~W~~	1,916,524	2,944,814
Grade 2 (*1)(*2)		78,190	58,045

	~~W~~	1,994,714	3,002,859

(*1)	Credit qualities of derivative assets were classified based on the internal credit ratings of counterparties.
(*2)	Grade 1: Internal credit rating of BBB+ or above, Grade 2: Internal credit rating of below BBB+
(*3)	For the collaterals of derivative assets, refer to Note 4 (h), offsetting financial assets and financial liabilities.

v) Assets acquired through foreclosures amounting to ~~W~~705 million and ~~W~~658 million are classified as assets held for sale (non-business purpose property) as of December 31, 2015 and 2016, respectively.

vi) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2015 and 2016 are as follows:

	2015
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	6,735,520	1,541,760	348,956	340,933	3,929,087	1,589,906	14,486,162
Retail		104,878,555	292,437	1,313,156	117,797	98,679	330,146	107,030,770
Government		15,108,925	294,332	550,439	67,251	438,214	242,080	16,701,241
Corporations		99,243,181	1,548,932	1,724,085	1,399,971	2,438,980	4,113,568	110,468,717
Card		17,790,098	6,997	2,247	7,819	6,423	7,757	17,821,341

		243,756,279	3,684,458	3,938,883	1,933,771	6,911,383	6,283,457	266,508,231

Trading assets		19,337,295	8,413	1,054	—	87,110	161,533	19,595,405
Financial assets designated at FVTPL		2,247,189	—	—	—	36,396	45,433	2,329,018
AFS financial assets		27,586,155	619,084	89,433	418,865	46,545	277,558	29,037,640
HTM financial assets		15,789,289	148,073	26,770	73,226	148,258	6,444	16,192,060

	~~W~~	308,716,207	4,460,028	4,056,140	2,425,862	7,229,692	6,774,425	333,662,354

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2016
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	5,681,266	1,675,781	328,700	465,998	3,982,074	1,789,150	13,922,969
Retail		112,391,835	337,751	2,270,133	294,777	277,447	400,337	115,972,280
Government		9,799,087	321,516	717,922	109,943	696,051	131,827	11,776,346
Corporations		103,409,204	2,254,649	2,083,445	1,630,829	2,272,447	4,350,558	116,001,132
Card		18,660,696	7,116	2,114	13,213	10,684	10,693	18,704,516

		249,942,088	4,596,813	5,402,314	2,514,760	7,238,703	6,682,565	276,377,243

Trading assets		22,220,290	130,576	1,072	5,417	32,490	248,564	22,638,409
Financial assets designated at FVTPL		2,144,830	—	—	—	60,201	23,155	2,228,186
AFS financial assets		29,739,647	1,363,047	112,381	484,002	588,334	534,660	32,822,071
HTM financial assets		17,871,709	1,410,721	56,196	155,916	166,560	143,982	19,805,084

	~~W~~	321,918,564	7,501,157	5,571,963	3,160,095	8,086,288	7,632,926	353,870,993

vii) Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of December 31, 2015 and 2016 are as follows:

	2015
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,865,178	—	—	67,609	2,553,375	—	14,486,162
Retail		—	—	—	—	—	107,030,770	107,030,770
Government		15,625,885	—	—	—	1,075,356	—	16,701,241
Corporations		4,235,517	38,918,439	14,744,780	19,716,006	32,853,975	—	110,468,717
Card		43,583	171,851	122,112	31,666	337,817	17,114,312	17,821,341

		31,770,163	39,090,290	14,866,892	19,815,281	36,820,523	124,145,082	266,508,231

Trading assets		13,066,258	722,383	661,426	457,132	4,688,206	—	19,595,405
Financial assets designated at FVTPL		1,823,687	109,677	67,973	—	327,681	—	2,329,018
AFS financial assets		20,656,569	999,752	161,597	413,683	6,806,039	—	29,037,640
HTM financial assets		4,630,157	66,283	—	614,439	10,881,181	—	16,192,060

	~~W~~	71,946,834	40,988,385	15,757,888	21,300,535	59,523,630	124,145,082	333,662,354

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2016
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	10,875,077	68	—	110,443	2,937,381	—	13,922,969
Retail		—	—	—	—	—	115,972,280	115,972,280
Government		10,906,097	3,991	—	3,315	862,943	—	11,776,346
Corporations		5,094,455	40,544,250	15,560,280	20,460,662	34,341,485	—	116,001,132
Card		38,574	194,630	131,956	37,495	371,497	17,930,364	18,704,516

		26,914,203	40,742,939	15,692,236	20,611,915	38,513,306	133,902,644	276,377,243

Trading assets		14,783,780	1,262,042	1,079,631	307,115	5,205,841	—	22,638,409
Financial assets designated at FVTPL		1,450,512	144,019	26,385	20,000	587,270	—	2,228,186
AFS financial assets		22,615,359	1,009,045	129,261	613,265	8,455,141	—	32,822,071
HTM financial assets		5,261,874	44,915	—	786,345	13,711,950	—	19,805,084

	~~W~~	71,025,728	43,202,960	16,927,513	22,338,640	66,473,508	133,902,644	353,870,993

(c)	Market risk

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

For internal management purposes, the Group has adopted a unified market risk measurement methodology, which uses the ten-day 99.9% confidence level for calculating the VaR for Shinhan Bank, Shinhan Investment Corp. and Shinhan Life Insurance.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2015 and 2016 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	305,563	328,357	281,223	328,357
Stock price		174,365	213,507	132,172	132,172
Foreign exchange		125,048	141,887	110,512	141,159
Option volatility		7,820	16,811	3,747	4,561

	~~W~~	612,796	700,562	527,654	606,249

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	376,486	422,592	348,686	422,592
Stock price		159,555	191,957	134,595	134,595
Foreign exchange		132,802	139,694	124,046	132,225
Option volatility		6,078	9,214	2,707	9,214

	~~W~~	674,921	763,457	610,034	698,626

Insurance company, Shinhan Life Insurance, was excluded when the Group estimated the market risk, because insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2015 and 2016 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2015 and 2016 are as follows:

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	37,341	43,746	33,849	35,976
Stock price		8,258	9,049	6,995	7,056
Foreign exchange(*)		45,102	54,459	36,549	44,475
Option volatility		355	550	262	262
Commodity		5	21	—	3
Portfolio diversification		(35,789)	(45,895)	(25,953)	(30,699)

	~~W~~	55,272	61,930	51,702	57,073

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	33,246	48,851	18,764	44,447
Stock price		5,161	5,787	4,815	5,484
Foreign exchange(*)		56,089	61,389	53,678	60,088
Option volatility		149	256	101	221
Commodity		13	35	—	21
Portfolio diversification		(38,677)	(54,670)	(24,272)	(49,278)

	~~W~~	55,981	61,648	53,086	60,983

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2015 and 2016, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	1,685	3,011	650	650
Foreign exchange		38,214	42,208	33,759	33,759

	~~W~~	39,899	45,219	34,409	34,409

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	875	1,700	550	1,700
Foreign exchange		27,738	34,909	17,062	17,062

	~~W~~	28,613	36,609	17,612	18,762

Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2015 and 2016 are as follows:

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	6,879	16,542	2,707	7,274
Stock price		19,397	64,650	10,213	19,047
Foreign exchange		5,680	10,881	2,845	7,489
Option volatility		2,634	5,207	175	4,396
Portfolio diversification		(11,714)	(32,096)	(4,062)	(8,460)

	~~W~~	22,876	65,184	11,878	29,746

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	9,040	18,149	5,380	15,491
Stock price		13,339	24,276	6,413	7,403
Foreign exchange		6,849	19,976	1,017	7,001
Option volatility		6,564	18,680	1,477	7,799
Portfolio diversification		(11,399)	(46,535)	2,392	(14,569)

	~~W~~	24,393	34,546	16,679	23,125

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for years ended December 31, 2015 and 2016 are as follows:

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	585	817	298	303
Stock price		275	1,190	—	—
Foreign exchange		1,308	2,337	511	1,780
Option volatility		541	1,868	108	138

	~~W~~	2,709	6,212	917	2,221

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	483	1,114	213	800
Stock price		231	1,585	—	130
Foreign exchange		1,278	2,238	54	1,221
Option volatility		1,115	3,044	71	3,044

	~~W~~	3,107	7,981	338	5,195

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

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

Non-trading positions for interest rate VaR and EaR as of December 31, 2015 and 2016 are as follows:

ii-1) Shinhan Bank

	2015		2016
VaR	~~W~~	202,029	231,133
EaR		185,254	58,091

ii-2) Shinhan Card

	2015		2016
VaR	~~W~~	88,825	89,348
EaR		12,663	11,905

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii-3) Shinhan Investment

	2015		2016
VaR	~~W~~	9,846	27,822
EaR		85,881	104,423

ii-4) Shinhan Life Insurance

	2015		2016
VaR	~~W~~	206,432	287,912
EaR		5,947	58,062

(*1)	The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model with one year look-back period.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

Foreign currency denominated assets and liabilities as of December 31, 2015 and 2016 are as follows:

	2015
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	~~W~~	3,255,745	1,146,612	137,912	1,854,220	875,451	7,269,940
Trading assets		376,477	6,102	52,440	27,330	172,335	634,684
Financial assets designated at FVTPL		335,474	—	—	—	—	335,474
Derivative assets		77,075	8,110	2,596	3,989	330	92,100
Loans		15,053,386	4,460,483	1,150,044	2,881,059	3,012,725	26,557,697
AFS financial assets		1,961,730	65,075	16,979	5,441	594,535	2,643,760
HTM financial assets		124,651	143,529	—	148,258	83,892	500,330
Other financial assets		2,338,372	268,558	126,115	654,260	185,008	3,572,313

	~~W~~	23,522,910	6,098,469	1,486,086	5,574,557	4,924,276	41,606,298

Liabilities:
Deposits	~~W~~	8,526,888	5,300,848	451,613	3,544,013	2,554,630	20,377,992
Trading liabilities		317	—	—	—	453,605	453,922
Financial liabilities designated at FVTPL		368,633	4,530	1,142	—	—	374,305
Derivative liabilities		60,636	658	260	2,260	209	64,023
Borrowings		6,043,186	179,412	390,562	717,309	366,803	7,697,272
Debt securities issued		5,581,146	291,603	153,664	216,660	144,381	6,387,454
Other financial liabilities		2,465,314	211,698	337,612	827,811	314,892	4,157,327

	~~W~~	23,046,120	5,988,749	1,334,853	5,308,053	3,834,520	39,512,295

Net assets	~~W~~	476,790	109,720	151,233	266,504	1,089,756	2,094,003
Off-balance derivative exposure		266,359	24,438	(121,245)	69,342	(408,120)	(169,226)

Net position	~~W~~	743,149	134,158	29,988	335,846	681,636	1,924,777

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2016
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	~~W~~	2,880,095	1,160,173	255,718	2,705,235	1,174,199	8,175,420
Trading assets		666,578	1,072	49,476	182	364,033	1,081,341
Financial assets designated at FVTPL		802,596	—	—	—	29	802,625
Derivative assets		212,583	515	47	4,088	400	217,633
Loans		15,640,280	5,524,003	1,270,320	2,566,910	4,101,549	29,103,062
AFS financial assets		2,713,442	68,920	4,178	427,871	669,899	3,884,310
HTM financial assets		1,403,860	187,039	—	166,560	306,729	2,064,188
Other financial assets		1,756,890	396,927	117,139	376,208	164,631	2,811,795

	~~W~~	26,076,324	7,338,649	1,696,878	6,247,054	6,781,469	48,140,374

Liabilities:
Deposits	~~W~~	11,019,450	6,002,935	619,086	4,427,939	4,023,859	26,093,269
Trading liabilities		1,155	—	—	—	485,995	487,150
Financial liabilities designated at FVTPL		669,064	2,631	—	—	—	671,695
Derivative liabilities		110,863	3,171	100	2,061	295	116,490
Borrowings		5,196,005	527,120	318,600	812,980	228,969	7,083,674
Debt securities issued		6,207,756	103,681	152,112	207,912	34,438	6,705,899
Other financial liabilities		2,020,655	493,288	181,810	558,932	209,265	3,463,950

	~~W~~	25,224,948	7,132,826	1,271,708	6,009,824	4,982,821	44,622,127

Net assets	~~W~~	851,376	205,823	425,170	237,230	1,798,648	3,518,247
Off-balance derivative exposure		359,812	(44,696)	(351,267)	64,432	(775,111)	(746,830)

Net position	~~W~~	1,211,188	161,127	73,903	301,662	1,023,537	2,771,417

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis.

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

Shinhan Investment Corp. manages liquidity risk by managing liquidity gap, distributing funding and investing schedule by products, setting contingency plan, minimizing mismatch of asset and liability maturities and diversifying funding sources; and Shinhan Life Insurance manages liquidity risk by managing liquidity gap, forecasting liquidity factoring in the market interest rates and other economic environment and setting contingency plans.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2015 and 2016 are as follows:

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	~~W~~	16,843,128	1,641,876	1,530,110	2,050,819	29,843	23,073	22,118,849
Trading assets (*2)		22,501,571	24,397	30,194	73,262	20,028	6,593	22,656,045
Financial assets designated at fair value through profit or loss		2,369,896	51,860	4,688	97,645	619,170	101,074	3,244,333
Loans		29,674,971	30,614,739	37,138,646	55,209,656	66,445,746	54,084,550	273,168,308
Available-for-sale financial assets (*2)		29,415,328	1,091,745	12,623	1,173,011	398,156	1,904,249	33,995,112
Held-to-maturity financial assets		78,916	236,378	565,038	1,085,581	9,518,678	9,582,297	21,066,888
Other financial assets		8,057,613	24,202	21,106	290,955	3,502,493	90,587	11,986,956

	~~W~~	108,941,423	33,685,197	39,302,405	59,980,929	80,534,114	65,792,423	388,236,491

Liabilities:
Deposits (*3)	~~W~~	108,029,850	21,996,113	26,252,328	51,392,270	13,511,745	3,415,583	224,597,889
Trading liabilities		2,135,390	—	—	—	—	—	2,135,390
Financial liabilities designated at fair value through profit or loss		151,597	368,648	335,632	1,586,608	5,496,762	977,743	8,916,990
Borrowings		10,799,071	2,321,249	1,410,898	2,392,047	4,425,261	682,720	22,031,246
Debt securities issued		805,212	2,582,626	3,036,650	8,292,380	25,620,414	4,096,669	44,433,951
Other financial liabilities		18,623,136	34,873	303,104	154,200	321,174	55,163	19,491,650

	~~W~~	140,544,256	27,303,509	31,338,612	63,817,505	49,375,356	9,227,878	321,607,116

Off balance (*4):
Finance guarantee contracts	~~W~~	3,679,486	—	—	—	—	—	3,679,486
Loan commitments and other		76,965,151	—	—	—	—	—	76,965,151

	~~W~~	80,644,637	—	—	—	—	—	80,644,637

Derivatives (*5):
Cash inflows	~~W~~	2,040,644	493,895	375,267	1,127,109	1,835,195	42,160	5,914,270
Cash outflows		(2,601,358)	(329,658)	(354,063)	(1,075,864)	(1,645,263)	(30,270)	(6,036,476)

	~~W~~	(560,714)	164,237	21,204	51,245	189,932	11,890	(122,206)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2016
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	~~W~~	15,619,847	1,282,950	1,065,296	1,219,959	37,590	38,481	19,264,123
Trading assets (*2)		26,496,604	30,052	42,351	70,706	36,226	20,014	26,695,953
Financial assets designated at fair value through profit or loss		2,481,122	1,029	21,342	—	606,257	306,534	3,416,284
Loans		30,017,816	32,259,593	40,491,876	57,580,253	72,248,194	53,783,871	286,381,603
Available-for-sale financial assets (*2)		31,847,430	1,286,987	—	1,515,705	68,025	2,956,893	37,675,040
Held-to-maturity financial assets		185,988	260,512	180,403	1,513,782	10,755,027	12,824,191	25,719,903
Other financial assets		12,434,933	15,915	17,036	359,283	1,159,021	92,494	14,078,682

	~~W~~	119,083,740	35,137,038	41,818,304	62,259,688	84,910,340	70,022,478	413,231,588

Liabilities:
Deposits (*3)	~~W~~	121,707,981	22,583,391	29,620,700	49,624,644	14,144,690	3,032,191	240,713,597
Trading liabilities		1,976,760	—	—	—	—	—	1,976,760
Financial liabilities designated at fair value through profit or loss		429,578	452,306	475,221	1,380,011	5,412,373	1,084,419	9,233,908
Borrowings		13,697,990	1,914,573	1,293,030	2,715,323	4,191,730	1,692,283	25,504,929
Debt securities issued		1,394,163	2,435,353	4,597,809	7,371,729	26,138,646	5,492,930	47,430,630
Other financial liabilities		15,926,502	42,045	307,056	126,355	367,888	59,365	16,829,211

	~~W~~	155,132,974	27,427,668	36,293,816	61,218,062	50,255,327	11,361,188	341,689,035

Off balance (*4):
Finance guarantee contracts	~~W~~	3,424,022	—	—	—	—	—	3,424,022
Loan commitments and other		76,173,506	—	—	—	—	—	76,173,506

	~~W~~	79,597,528	—	—	—	—	—	79,597,528

Derivatives (*5):
Cash inflows	~~W~~	2,952,185	514,990	819,654	1,979,609	1,361,541	117,374	7,745,353
Cash outflows		(3,161,870)	(513,356)	(798,321)	(1,884,914)	(1,128,730)	(26,054)	(7,513,245)

	~~W~~	(209,685)	1,634	21,333	94,695	232,811	91,320	232,108

(*1)	These amounts include cash flows of principal and interest on financial assets and liabilities.
(*2)	Available-for-sale financial assets and trading assets which are not restricted for sale and measured at market prices were included in the ‘Less than 1 month’ category; and the other available-for-sale financial assets and trading assets are classified by the earliest maturities available for sale.
(*3)	Demand deposits amounting to ~~W~~83,639,042 million and ~~W~~93,639,192 million as of December 31, 2015 and 2016 are included in the ‘Less than 1 month’ category, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.
(*5)	Derivatives held for trading are presented as less than one month because contractual maturities are not essential for an understanding of the timing of the cash flows. Derivatives entered into for the purpose of hedging are presented by maturity.

(e)	Measurement of fair value

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

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i) Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of December 31, 2015 and 2016 are as follows:

	2015
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	5,496,812	13,789,920	159,454	19,446,186
Equity securities		1,168,610	1,832,283	42,149	3,043,042
Gold deposits		149,221	—	—	149,221
Financial assets designated at fair value through profit or loss:
Debt securities and others		133,652	1,868,749	326,618	2,329,019
Equity securities		6,045	784,596	124,506	915,147
Derivative assets:
Trading		4,881	1,695,320	113,160	1,813,361
Hedging		—	153,455	27,898	181,353
Available-for-sale financial assets:
Debt securities		9,265,153	19,582,353	190,134	29,037,640
Equity securities		1,545,321	594,186	2,788,924	4,928,431

	~~W~~	17,769,695	40,300,862	3,772,843	61,843,400

Financial liabilities:
Trading liabilities:
Securities sold	~~W~~	1,681,785	—	—	1,681,785
Gold deposits		453,605	—	—	453,605
Financial liabilities designated at fair value through profit or loss:
Deposits		—	10,542	2,967	13,509
Securities sold		86,532	—	—	86,532
Derivatives-combined securities		—	2,374,637	6,441,654	8,816,291
Derivative liabilities:
Trading		9,122	1,653,121	752,927	2,415,170
Hedging		—	92,146	91,972	184,118

	~~W~~	2,231,044	4,130,446	7,289,520	13,651,010

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2016
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	8,633,933	13,721,703	34,928	22,390,564
Equity securities		1,375,463	2,634,532	47,549	4,057,544
Gold deposits		247,845	—	—	247,845
Financial assets designated at fair value through profit or loss:
Debt securities and others		393,749	1,541,608	292,829	2,228,186
Equity securities		3,868	862,838	321,210	1,187,916
Derivative assets:
Trading		17,316	2,704,643	104,683	2,826,642
Hedging		—	168,551	7,666	176,217
Available-for-sale financial assets:
Debt securities		8,127,404	24,365,862	328,805	32,822,071
Equity securities		897,536	388,448	3,554,636	4,840,620

	~~W~~	19,697,114	46,388,185	4,692,306	70,777,605

Financial liabilities:
Trading liabilities:
Securities sold	~~W~~	1,490,765	—	—	1,490,765
Gold deposits		485,995	—	—	485,995
Financial liabilities designated at fair value through profit or loss:
Deposits		—	4,277	2,005	6,282
Securities sold		10,134	—	—	10,134
Derivatives-combined securities		—	1,644,904	7,572,322	9,217,226
Derivative liabilities:
Trading		14,130	2,715,327	345,357	3,074,814
Hedging		—	194,302	259,128	453,430

	~~W~~	2,001,024	4,558,810	8,178,812	14,738,646

•	There was no transfer between level 1 and level 2 for the years ended December 31, 2015 and 2016.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2015 and 2016 are as follows:

	2015
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	165,790	559,465	2,583,513	(38,448)	(6,988,434)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		4,426	(70,335)	61,988	(594,773)	469,274
Recognized in other comprehensive income (loss) for the year		—	—	(32,170)	(163)	—

		4,426	(70,335)	29,818	(594,936)	469,274
Purchase		278,477	354,258	903,357	15,932	(179)
Issue		—	—	—	—	(7,662,427)
Settlement		(247,090)	(392,264)	(462,617)	(86,327)	7,737,145
Transfer in (*2)		—	—	23,511	—	—
Transfer out (*2)		—	—	(98,524)	(62)	—

Ending balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)

	2016
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		5,026	6,020	28,645	141,080	(508,916)
Recognized in other comprehensive income (loss) for the year		—	—	(81,812)	—	—

		5,026	6,020	(53,167)	141,080	(508,916)
Purchase		76,810	337,012	1,308,840	10,226	—
Issue		—	—	—	—	(5,402,714)
Settlement		(200,962)	(180,117)	(359,694)	40,710	4,781,924
Transfer in (*2)		—	—	20,382	19,689	—
Transfer out (*2)		—	—	(11,978)	—	—

Ending balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2015 and 2016, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2015			2016
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	(517,524)	(797,960)	332,400	37,466
Gain (loss) on financial instruments designated at FVTPL		398,938	726,298	(502,896)	(169,424)
Gain (loss) on disposal of available-for-sale financial assets		148,084	—	25,546	354
Impairment losses on financial assets		(88,327)	(85,679)	(6,685)	(5,964)
Other operating income (expenses)		(70,591)	(70,385)	(176,510)	(176,359)

	~~W~~	(129,420)	(227,726)	(328,145)	(313,927)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2016 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF (*1)	~~W~~	13,721,703	Discount rate
Equity securities	NAV (*2)		2,634,532	Price of underlying assets

			16,356,235

Financial assets designated at fair value through profit or loss:
Debt securities	DCF (*1)		1,541,608	Discount rate
Equity securities	NAV (*2)		862,838	Price of underlying assets

			2,404,446

Derivative assets:
Trading Hedging	Option model, DCF (*1)		2,704,643	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
			168,551

			2,873,194

Available-for-sale financial assets:
Debt securities	DCF (*1)		24,365,862	Discount rate, growth rate
Equity securities	NAV (*2)		388,448	Price of underlying assets

			24,754,310

			46,388,185

Liabilities
Financial liabilities designated at fair value through profit or loss:
Others	DCF (*1)		1,649,181	Discount rate
Derivative liabilities:
Trading Hedging	Option model, DCF (*1)		2,715,327	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
			194,302

			2,909,629

		~~W~~	4,558,810

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2016 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*2)	Significant unobservable inputs	Range
Financial assets
Trading assets:
Debt securities	DCF	~~W~~34,928	The volatility of the underlying asset, Correlations	0.00%~36.30% 69.90%
Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF	614,039	The volatility of the underlying asset, Correlations	3.92%~79.96% 6.58%~74.33%
Derivative assets:
Equity and foreign exchange related	Option model (*1)	86,657	The volatility of the underlying asset, Correlations	0.00%~39.24% (19.03%)~74.33%
Interest rates related	Option model (*1)	14,047	The volatility of the underlying asset, Regression coefficient Correlations	0.42%~4.53% 0.02%~2.05% 52.78%~100%
Credit and commodity related	Option model (*1)	11,645	The volatility of the underlying asset, Correlations	4.18%~72.00% (49.15)%~91.88%

		112,349

Available-for-sale financial assets:
Debt securities	DCF	328,805	Discount rate	0.64%~44.84%
Equity securities	NAV	3,554,636	Discount rate and growth rate	0.00%~2.00%

		3,883,441

		~~W~~4,644,757

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

Type of financial instrument	Valuation technique	Carrying value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model (*1)	~~W~~7,574,327	The volatility of the underlying asset, Correlations	20.99%~28.63% 9.53%~58.13%
Derivative liabilities:
Equity and foreign exchange related	Option model (*1)	262,350	The volatility of the underlying asset, Correlations	6.59%~78.84% (14.40)%~75.17%
Interest rates related	Option model (*1)	298,512	The volatility of the underlying asset, Regression coefficient Correlations	0.42%~28.57% 0.02%~3.02% 0.79%~100%
Credit and commodity related	Option model (*1)	43,623	The volatility of the underlying asset, Correlations	6.76~41.58% (49.15)%~99.99%

		604,485

		~~W~~8,178,812

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2015 and 2016.

	2015
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	~~W~~	64	(45)
Financial assets designated at fair value through profit or loss		2,837	(4,416)
Derivative assets		7,592	(11,254)

		10,493	(15,715)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		90,343	(30,856)

	~~W~~	100,836	(46,571)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	64,089	(79,575)
Derivative liabilities		87,885	(62,248)

	~~W~~	151,974	(141,823)

	2016
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	2,737	(3,260)
Derivative assets		38,746	(17,927)

		41,483	(21,187)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		59,782	(34,830)

	~~W~~	101,265	(56,017)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	80,057	(108,955)
Derivative liabilities		80,589	(49,740)

	~~W~~	160,646	(158,695)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii) Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is based on the published price quotations in an active market. In case there is no observable market price, it is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2015 and 2016 are as follows:

	2015			2016
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	246,441,361	249,182,868	259,010,575	260,900,185
Held-to-maturity financial assets		16,192,060	17,489,238	19,805,084	20,732,400
Other financial assets		11,878,420	11,907,777	13,975,889	13,994,180

	~~W~~	274,511,841	278,579,883	292,791,548	295,626,765

Liabilities:
Deposits	~~W~~	217,676,428	217,907,829	235,137,958	235,175,778
Borrowings		21,733,865	21,799,206	25,294,241	25,340,042
Debt securities issued		41,221,284	41,878,643	44,326,785	44,651,811
Other financial liabilities		19,535,670	19,508,155	16,848,941	16,813,145

	~~W~~	300,167,247	301,093,833	321,607,925	321,980,776

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position as of December 31, 2015 and 2016 are as follows:

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	27,038	1,577,960	247,577,870	249,182,868
Held-to-maturity financial assets		6,360,572	11,128,666	—	17,489,238
Other financial assets		25,165	7,669,816	4,212,796	11,907,777

	~~W~~	6,412,775	20,376,442	251,790,666	278,579,883

Liabilities:
Deposits	~~W~~	2,102,888	85,012,736	130,792,205	217,907,829
Borrowings		5,499,951	273,026	16,026,229	21,799,206
Debt securities issued in won		—	27,375,939	14,502,704	41,878,643
Other financial liabilities		25,803	7,488,938	11,993,414	19,508,155

	~~W~~	7,628,642	120,150,639	173,314,552	301,093,833

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	11,236	2,019,178	258,869,771	260,900,185
Held-to-maturity financial assets		7,658,696	13,073,704	—	20,732,400
Other financial assets		32,952	9,882,610	4,078,618	13,994,180

	~~W~~	7,702,884	24,975,492	262,948,389	295,626,765

Liabilities:
Deposits	~~W~~	2,584,682	95,123,504	137,467,592	235,175,778
Borrowings		6,116,774	812,184	18,411,084	25,340,042
Debt securities issued in won		—	28,927,528	15,724,283	44,651,811
Other financial liabilities		37,061	4,741,882	12,034,202	16,813,145

	~~W~~	8,738,517	129,605,098	183,637,161	321,980,776

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2015 and 2016 are as follows:

	2015
	Fair value (*1)		Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Loans	~~W~~	1,577,960	DCF	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		11,128,666	DCF	Discount rate
Other financial assets		7,669,816	DCF	Discount rate

		20,376,442

Liabilities
Deposits		85,012,736	DCF	Discount rate
Borrowings		273,026	DCF	Discount rate
Debt securities issued		27,375,939	DCF	Discount rate
Other financial liabilities		7,488,938	DCF	Discount rate

	~~W~~	120,150,639

Financial instruments classified as level 3 :
Assets
Loans	~~W~~	247,577,870	DCF	Discount rate, credit spread, prepayment rate
Other financial assets		4,212,796	DCF	Discount rate

		251,790,666

Liabilities
Deposits		130,792,205	DCF	Discount rate
Borrowings		16,026,229	DCF	Discount rate
Debt securities issued		14,502,704	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		11,993,414	DCF	Discount rate

	~~W~~	173,314,552

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2016
	Fair value (*1)		Valuation technique	Inputs
Financial instruments classified as level 2 :
Assets
Loans	~~W~~	2,019,178	DCF	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		13,073,704	DCF	Discount rate
Other financial assets		9,882,609	DCF	Discount rate

		24,975,491

Liabilities
Deposits		95,123,504	DCF	Discount rate
Borrowings		812,184	DCF	Discount rate
Debt securities issued		27,838,862	DCF	Discount rate
Other financial liabilities		4,741,881	DCF	Discount rate

	~~W~~	128,516,431

Financial instruments classified as level 3 :
Assets
Loans	~~W~~	258,869,771	DCF	Discount rate, credit spread, prepayment rate
Other financial assets		4,078,168	DCF	Discount rate

		262,947,939

Liabilities
Deposits		137,467,592	DCF	Discount rate
Borrowings		18,351,084	DCF	Discount rate
Debt securities issued		15,724,283	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		12,033,429	DCF	Discount rate

	~~W~~	183,576,388

(*1)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

iii) Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2015 and 2016

	2015		2016
Beginning balance	~~W~~	(86,178)	(102,016)
Deferral on new transactions		(69,818)	(70,948)
Recognized in profit for the year		53,980	83,269

Ending balance	~~W~~	(102,016)	(89,695)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized cost are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2015 and 2016 are as follows:

	2015
	Trading assets		FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	22,024,404	—	22,024,404
Trading assets		22,638,449	—	—	—	—	—	22,638,449
Financial assets designated at FVTPL		—	3,244,166	—	—	—	—	3,244,166
Derivatives		1,813,361	—	—	—	—	181,353	1,994,714
Loans		—	—	—	—	246,441,361	—	246,441,361
AFS financial assets		—	—	33,966,071	—	—	—	33,966,071
HTM financial assets		—	—	—	16,192,060	—	—	16,192,060
Other		—	—	—	—	11,878,420	—	11,878,420

	~~W~~	24,451,810	3,244,166	33,966,071	16,192,060	280,344,185	181,353	358,379,645

	2015
	Trading liabilities		FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	217,676,428	—	217,676,428
Trading liabilities		2,135,390	—	—	—	2,135,390
Financial liabilities designated at FVTPL		—	8,916,332	—	—	8,916,332
Derivatives		2,415,170	—	—	184,118	2,599,288
Borrowings		—	—	21,733,865	—	21,733,865
Debt securities issued		—	—	41,221,284	—	41,221,284
Other		—	—	19,535,670	—	19,535,670

	~~W~~	4,550,560	8,916,332	300,167,247	184,118	313,818,257

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2016
	Trading assets		FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	19,181,165	—	19,181,165
Trading assets		26,695,953	—	—	—	—	—	26,695,953
Financial assets designated at FVTPL		—	3,416,102	—	—	—	—	3,416,102
Derivatives		2,826,642	—	—	—	—	176,217	3,002,859
Loans		—	—	—	—	259,010,575	—	259,010,575
AFS financial assets		—	—	37,662,691	—	—	—	37,662,691
HTM financial assets		—	—	—	19,805,084	—	—	19,805,084
Other		—	—	—	—	13,975,889	—	13,975,889

	~~W~~	29,522,595	3,416,102	37,662,691	19,805,084	292,167,629	176,217	382,750,318

	2016
	Trading liabilities		FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	235,137,958	—	235,137,958
Trading liabilities		1,976,760	—	—	—	1,976,760
Financial liabilities designated at FVTPL		—	9,233,642	—	—	9,233,642
Derivatives		3,074,814	—	—	453,430	3,528,244
Borrowings		—	—	25,294,241	—	25,294,241
Debt securities issued		—	—	44,326,785	—	44,326,785
Other		—	—	16,848,941	—	16,848,941

	~~W~~	5,051,574	9,233,642	321,607,925	453,430	336,346,571

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(g)	Transfer of financial instruments

i) Transfers that do not qualify for derecognition

•	Bonds sold under repurchase agreements as of December 31, 2015 and 2016 are as follows:

	2015		2016
Transferred asset:
Financial assets at fair value through profit or loss	~~W~~	5,605,287	7,011,684
Available-for-sale financial assets		1,050,002	1,104,923
Held-to-maturity financial assets		497,786	489,204
Loans		270,100	200
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	6,617,251	8,082,626

•	Securities loaned as of December 31, 2015 and 2016 are as follows:

	2015		2016
Government bonds	~~W~~	36,786	414,745
Financial institutions bonds		130,019	260,014
Equity securities		—	10,333

	~~W~~	166,805	685,092

ii) Financial instruments qualified for derecognition and continued involvement

There was no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2015, and 2016.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2015 and 2016 are as follows:

	2015
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	1,903,714	—	1,903,714	6,977,154	10,361	2,285,289
Other financial instruments (*1)		8,497,835	1,128,745	7,369,090
Bonds purchased under repurchase agreements (*2)		12,957,346	—	12,957,346	12,431,670	—	525,676
Securities loaned (*2)		166,805	—	166,805	159,807	—	6,998
Domestic exchange settlement debit (*3)		27,408,941	25,036,860	2,372,081	18,939	—	2,353,142
Receivables from disposal of securities (*4)		2,117	523	1,594	—	—	1,594
Insurance receivables		2,379	—	2,379	1,492	—	887

		50,939,137	26,166,128	24,773,009	19,589,062	10,361	5,173,586

Liabilities:
Derivatives (*1)		2,715,265	—	2,715,265	7,009,512	—	1,000,226
Other financial instruments (*1)		6,423,218	1,128,745	5,294,473
Bonds purchased under repurchase agreements (*2)		6,621,251	—	6,617,251	6,617,251	—	—
Securities borrowed (*2)		1,768,317	—	1,768,317	1,768,317	—	—
Domestic exchange settlement pending (*3)		27,245,592	25,036,860	2,208,732	2,165,161	—	43,571
Payable from purchase of securities (*4)		575	523	52	47	—	5
Insurance payables		1,492	—	1,492	1,492	—	—

	~~W~~	44,775,710	26,166,128	18,605,582	17,561,780	—	1,043,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2016
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	2,980,805	—	2,980,805	5,049,847	296,155	1,922,783
Other financial instruments (*1)		4,904,754	616,774	4,287,980
Bonds purchased under repurchase agreements (*2)		12,005,767	—	12,005,767	11,491,811	—	513,956
Securities loaned (*2)		685,091	—	685,091	338,947	—	346,144
Domestic exchange settlement debit (*3)		30,589,675	24,486,360	6,103,315	27,156	—	6,076,159
Receivables from disposal of securities (*4)		1,891	495	1,396	—	—	1,396
Insurance receivables		4,069	—	4,069	2,450	—	1,619

		51,172,052	25,103,629	26,068,423	16,910,211	296,155	8,862,057

Liabilities:
Derivatives (*1)		4,438,363	—	4,438,363	5,058,660	467,195	2,661,326
Other financial instruments (*1)		4,365,592	616,774	3,748,818
Bonds purchased under repurchase agreements (*2)		8,082,626	—	8,082,626	8,082,626	—	—
Securities borrowed (*2)		1,490,765	—	1,490,765	1,490,765	—	—
Domestic exchange settlement pending (*3)		25,448,312	24,486,360	961,952	957,406	—	4,546
Payable from purchase of securities (*4)		500	495	5	5	—	—
Insurance payables		2,450	—	2,450	2,450	—	—

	~~W~~	43,828,608	25,103,629	18,724,979	15,591,912	467,195	2,665,872

(*1)	The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.
(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)	The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.
(*4)	Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(i)	Capital risk management

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

The capital adequacy ratio of the Group as of December 31, 2015 and 2016 are as follows:

	2015		2016
Capital :
Tier I common equity capital	~~W~~	21,882,816	25,325,054
Additional tier 1 capital		1,311,375	885,366

Tier I capital		23,194,191	26,210,420
Tier II capital		4,022,257	3,576,095

Total capital (A)	~~W~~	27,216,448	29,786,515

Total risk-weighted assets (B)	~~W~~	203,274,542	198,642,643

Capital adequacy ratio (A/B)		13.39%	15.00%
Tier I capital adequacy ratio		11.41%	13.19%
Common equity capital adequacy ratio		10.77%	12.75%

As of December 31, 2015 and 2016, the Group met the regulatory capital ratio above 8%.

Shinhan Life Insurance measures and manages RBC (risk based capital) ratio according to the Regulation on Supervision of Insurance Business to maintain required capital for the solvency margin.

As of December 31, 2015 and 2016, the Group’s BIS capital ratio and Shinhan Life Insurance’s RBC ratio exceed the regulatory minimum ratios.

5.	Significant estimate and judgment

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The change in an accounting estimate is recognized prospectively in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

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

6.	Investment in subsidiaries

(a)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the controlling company and the Group’s subsidiaries as of December 31, 2015 and 2016 are as follows:

	2015				2016
	Total assets		Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Financial Group (Separate)	~~W~~	27,675,487	6,894,501	20,780,986	27,195,607	6,977,746	20,217,861
Shinhan Bank		285,015,818	264,173,045	20,842,773	302,854,623	281,387,650	21,466,973
Shinhan Card Co., Ltd.		23,347,702	17,127,969	6,219,733	24,419,886	18,537,340	5,882,546
Shinhan Investment Corp.		24,337,413	21,811,577	2,525,836	25,554,489	22,478,057	3,076,432
Shinhan Life Insurance Co., Ltd.		24,544,625	22,963,260	1,581,365	27,499,836	25,814,288	1,685,548
Shinhan Capital Co., Ltd.		4,076,553	3,458,433	618,120	4,506,750	3,862,388	644,362
Jeju Bank		4,464,601	4,146,580	318,021	5,184,831	4,849,180	335,651
Shinhan Credit Information Co., Ltd.		23,889	8,632	15,257	23,077	8,897	14,180
Shinhan Private Equity		119,042	108,030	11,012	114,853	103,358	11,495
Shinhan BNP Paribas AMC		170,164	15,356	154,808	161,161	13,354	147,807
SHC Management Co., Ltd.		8,411	615	7,796	8,474	262	8,212
Shinhan Data System		26,669	16,404	10,265	34,403	21,565	12,838
Shinhan Savings Bank		795,144	675,435	119,709	970,146	839,328	130,818
Shinhan Aitas Co., Ltd.		42,794	4,965	37,829	53,886	8,434	45,452

(*1)	Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries (continued)

ii)	Condensed comprehensive income statement for the controlling company and the Group’s subsidiaries for years ended December 31, 2014, 2015 and 2016 were as follows:

	2014				2015			2016
	Operating income		Net income	Total com- prehensive income	Operating income	Net income	Total com- prehensive income	Operating income	Net income	Total com- prehensive income
Shinhan Financial Group (separate)	~~W~~	1,061,540	662,623	660,754	1,201,949	893,041	893,328	1,739,924	1,470,250	1,469,850
Shinhan Bank		13,987,650	1,455,653	1,396,780	14,656,853	1,489,988	1,197,961	16,672,337	1,940,621	1,717,969
Shinhan Card Co., Ltd.		4,596,758	635,151	547,666	4,740,139	694,774	629,164	4,672,819	707,344	558,438
Shinhan Investment Corp.		3,295,109	118,235	104,390	4,734,162	215,454	225,342	4,549,941	115,440	120,238
Shinhan Life Insurance Co., Ltd.		5,134,910	80,672	186,493	5,460,671	100,221	115,083	5,693,702	150,556	109,754
Shinhan Capital Co., Ltd.		328,077	51,945	55,591	380,867	46,081	52,754	302,710	33,868	34,059
Jeju Bank		168,593	13,856	15,608	167,479	19,397	14,665	190,191	25,160	19,969
Shinhan Credit Information Co., Ltd.		28,145	1,055	891	27,279	723	610	24,975	(1,174)	(1,047)
Shinhan Private Equity		332,861	8,327	7,579	373,577	6,401	6,602	2,404	512	844
Shinhan BNP Paribas AMC		89,019	28,195	28,228	83,718	23,653	23,721	69,834	14,302	14,363
SHC Management Co., Ltd.		558	482	482	287	215	215	115	416	416
Shinhan Data System		69,136	2,647	1,188	73,096	1,046	872	79,004	1,186	2,617
Shinhan Savings Bank		72,075	11,140	14,758	60,927	8,017	5,198	64,229	12,505	11,170
Shinhan Aitas Co., Ltd.		28,515	3,988	3,988	32,949	6,415	6,415	37,061	7,631	7,631

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries (continued)

(b)	Change in subsidiaries

i) Change in material consolidated subsidiaries during the year ended December 31, 2015 are as follows:

	Company	Description
Included	Banco Shinhan de Mexico	Newly established subsidiary
”	PT Bank Shinhan Indonesia	Acquisition
”	PT Centratama Nasional Bank	Acquisition
”	PT. Shinhan Indo Finance	Acquisition
”	SHINHAN SECURITIES VIETNAM CO., LTD.	Acquisition

ii) Change in material consolidated subsidiaries during the year ended December 31, 2016 are as follows:

	Company	Description
Included	Shinhan Microfinance Co., Ltd.	Newly established subsidiary
”	PT Shinhan Sekuritas Indonesia	Acquisition
Excluded	PT Centratama Nasional Bank	Business combination under common control (note 51)
”	HKC&T Co., Ltd.	Liquidation

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of December 31, 2016 are as  follows:

Segment	Description
Banking (*)	The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card (*)	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

Securities	Securities segment comprise securities trading, underwriting and brokerage services.

Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance.

Others	Leasing, assets management and other businesses

(*)

The Group previously defined operating segments based on the legal entities of subsidiaries. As part of the Group’s strategy for innovation in the operating system, there has been a continuous increase in the number

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

of hybrid branches under the Group’s channel integration strategy, which is named as One Portal. In addition to the inherent business of individual legal entities, there has been expanded business linking among entities in the Group, resulting in substantial changes in the internal and external business environment, such as the continuous development of combined products and services. In line with those changes, the internal reporting method to the chief operating decision maker was changed in 2016 to the business segment basis; and the Group redefined the reportable segments from the previous legal entity basis to the business basis and the previous year reportable segment information has been restated accordingly.

(b)	The following tables provide information of income and expense for each operating segment for the years ended December 31, 2014, 2015 and 2016.

	2014
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	4,446,554	1,372,965	386,071	651,109	(70,296)	3,397	6,789,800
Net fees and commission income (loss)		640,469	432,179	197,747	27,365	185,859	(14,461)	1,469,158
Impairment losses on financial assets		(698,319)	(407,010)	(4,298)	(13,986)	(51,903)	1,137	(1,174,379)
General and administrative expenses		(2,893,169)	(791,132)	(393,444)	(204,240)	(246,044)	65,146	(4,462,883)
Other income (expense), net		226,729	278,596	(53,064)	(342,105)	103,788	(180,830)	33,114

Operating income		1,722,264	885,598	133,012	118,143	(78,596)	(125,611)	2,654,810
Equity method income (loss)		11,808	—	10,943	5	6,266	1,558	30,580
Income tax expense (benefit)		361,657	209,318	39,035	31,395	24,407	2,153	667,965

Profit (loss) for the period	~~W~~	1,399,247	705,414	118,235	80,672	(14,594)	(89,363)	2,199,611

Controlling interest	~~W~~	1,398,817	705,414	118,235	80,672	(22,325)	(199,703)	2,081,110
Non-controlling interests		430	—	—	—	7,731	110,340	118,501

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	4,246,146	1,350,968	444,271	675,760	(32,274)	8,062	6,692,933
Net fees and commission income (loss)		689,122	433,441	266,529	32,232	194,530	5,125	1,620,979
Impairment losses on financial assets		(800,893)	(305,876)	(3,353)	(31,383)	(124,534)	1,986	(1,264,053)
General and administrative expenses		(2,779,864)	(830,355)	(479,567)	(204,975)	(244,929)	64,622	(4,475,068)
Other income (expense), net		294,633	319,758	34,080	(340,012)	174,140	(84,249)	398,350

Operating income		1,649,144	967,936	261,960	131,622	(33,067)	(4,454)	2,973,141
Equity method income		13,399	—	1,478	(277)	5,601	770	20,971
Income tax expense (benefit)		363,928	209,916	62,668	32,356	28,519	(2,768)	694,619

Profit (loss) for the period	~~W~~	1,426,006	778,153	215,454	100,221	(59,454)	(14,422)	2,445,958

Controlling interest	~~W~~	1,425,672	778,153	215,454	100,221	(66,492)	(85,837)	2,367,171
Non-controlling interests		334	—	—	—	7,038	71,415	78,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	4,605,046	1,484,697	390,761	704,489	13,028	7,345	7,205,366
Net fees and commission income (loss)		717,097	408,601	248,845	19,068	169,081	2,847	1,565,539
Impairment losses on financial assets		(746,126)	(347,179)	(8,035)	(9,559)	(85,009)	245	(1,195,663)
General and administrative expenses		(2,907,314)	(802,037)	(406,017)	(227,639)	(215,759)	50,191	(4,508,575)
Other income (expense), net		190,909	296,829	(82,480)	(326,251)	43,783	(80,815)	41,975

Operating income		1,859,612	1,040,911	143,074	160,108	(74,876)	(20,187)	3,108,642
Equity method income (loss)		8,615	—	(273)	(1,188)	4,277	(1,436)	9,995
Income tax expense (benefit)		64,214	235,140	30,066	2,951	14,190	(1,008)	345,553

Profit (loss) for the period	~~W~~	1,866,811	806,313	115,440	150,556	(79,150)	35,051	2,824,919

Controlling interest	~~W~~	1,866,446	814,836	115,438	150,556	(79,151)	(93,347)	2,774,778
Non-controlling interests		365	(8,523)	2	—	1	58,296	50,141

(c)	The following tables provide information of net interest income of each operating segment for the years ended December 31, 2014, 2015 and 2016.

	2014
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	4,453,340	1,408,923	393,529	648,313	(114,305)	—	6,789,800
Internal transactions		(6,786)	(35,958)	(7,458)	2,796	44,009	3,397	—

	~~W~~	4,446,554	1,372,965	386,071	651,109	(70,296)	3,397	6,789,800

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	4,253,559	1,390,469	450,019	674,708	(75,822)	—	6,692,933
Internal transactions		(7,413)	(39,501)	(5,748)	1,052	43,548	8,062	—

	~~W~~	4,246,146	1,350,968	444,271	675,760	(32,274)	8,062	6,692,933

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	4,610,536	1,507,748	392,973	704,188	(10,079)	—	7,205,366
Internal transactions		(5,490)	(23,051)	(2,212)	301	23,107	7,345	—

	~~W~~	4,605,046	1,484,697	390,761	704,489	13,028	7,345	7,205,366

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

(d)	The following tables provide information of net fees and commission income of each operating segment for the years ended December 31, 2014, 2015 and 2016.

	2014
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	675,965	447,117	205,690	35,183	105,203	—	1,469,158
Internal transactions		(35,496)	(14,938)	(7,943)	(7,818)	80,656	(14,461)	—

	~~W~~	640,469	432,179	197,747	27,365	185,859	(14,461)	1,469,158

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	730,799	460,314	274,833	40,638	114,395	—	1,620,979
Internal transactions		(41,677)	(26,873)	(8,304)	(8,406)	80,135	5,125	—

	~~W~~	689,122	433,441	266,529	32,232	194,530	5,125	1,620,979

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	744,464	427,592	255,999	26,769	110,715	—	1,565,539
Internal transactions		(27,367)	(18,991)	(7,154)	(7,701)	58,366	2,847	—

	~~W~~	717,097	408,601	248,845	19,068	169,081	2,847	1,565,539

(e)	Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2014, 2015 and 2016.

	2014		2015	2016
Domestic	~~W~~	2,489,006	2,727,862	2,876,073
Overseas		165,804	245,279	232,569

	~~W~~	2,654,810	2,973,141	3,108,642

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

The following table provides information of non-current assets(*) by geographical area as of December 31, 2015 and 2016.

	2015		2016
Domestic	~~W~~	7,397,788	7,568,195
Overseas		124,302	157,105

	~~W~~	7,522,090	7,725,300

(*)	Non-current assets comprise property and equipment, intangible assets and investment properties.

8.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2015 and 2016 are as follows:

	2015		2016
Cash and demand deposits in won	~~W~~	1,957,535	1,814,497
Deposits in won:
Reserve deposits		7,876,559	2,857,672
Time deposits		2,354,186	1,916,936
Certificate of deposits		29,801	19,897
Other		2,981,241	4,867,510

		13,241,787	9,662,015

Deposits in foreign currency:
Deposits		3,217,974	3,789,527
Time deposits		3,058,776	3,286,152
Other		561,165	644,684

		6,837,915	7,720,363

Allowance for credit losses		(12,833)	(15,710)

	~~W~~	22,024,404	19,181,165

(b)	Restricted due from banks as of December 31, 2015 and 2016 are as follows:

	2015		2016
Deposits denominated in won:
Reserve deposits	~~W~~	7,876,559	2,857,672
Other (*)		3,108,270	4,868,867

		10,984,829	7,726,539
Deposits denominated in foreign currency		1,854,514	1,379,514

	~~W~~	12,839,343	9,106,053

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

9.	Trading assets

Trading assets as of December 31, 2015 and 2016 are as follows:

	2015		2016
Debt securities:
Governments	~~W~~	3,259,925	4,337,224
Financial institutions		6,776,284	7,461,375
Corporations		4,128,561	4,342,496
Commercial Papers		3,524,629	4,350,252
CMA (*)		1,572,270	1,793,312
Others		184,517	105,905

		19,446,186	22,390,564

Equity securities:
Stocks		890,901	703,467
Beneficiary certificates		2,102,134	3,233,937
Others		50,007	120,140

		3,043,042	4,057,544

Other:
Gold deposits		149,221	247,845

	~~W~~	22,638,449	26,695,953

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of December 31, 2015 and 2016 are as follows:

	2015		2016	Reason for designation
Debt securities	~~W~~	1,879,521	1,908,342	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		915,147	1,187,916	Evaluation and management on a fair value basis, accounting mismatch
Others		449,498	319,844	Combined instrument

	~~W~~	3,244,166	3,416,102

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2015 and 2016 are ~~W~~784,596 million and ~~W~~862,837 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2015 and 2016 are as follows:

	2015		2016
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	55,057,195	92,309,997
Currency swaps		19,642,832	27,460,485
Currency options		2,430,336	1,210,658

		77,080,363	120,981,140
Exchange traded:
Currency futures		440,791	739,186

		77,521,154	121,720,326

Interest rates related:
Over the counter:
Interest rate swaps		47,124,620	53,104,809
Interest rate options		1,231,201	1,014,000

		48,355,821	54,118,809
Exchange traded:
Interest rate futures		2,088,507	2,099,017
Interest rate swaps(*)		29,544,300	27,658,703

		31,632,807	29,757,720

		79,988,628	83,876,529

Credit related:
Over the counter:
Credit swaps		1,154,315	1,244,502

Equity related:
Over the counter:
Equity swaps and forwards		3,707,762	12,187,176
Equity options		2,158,983	1,228,114

		5,866,745	13,415,290
Exchange traded:
Equity futures		385,164	492,562
Equity options		6,811,381	2,213,162

		7,196,545	2,705,724

		13,063,290	16,121,014

Commodity related:
Over the counter:
Commodity swaps and forwards		1,146,599	892,003
Commodity options		27,533	11,876

		1,174,132	903,879
Exchange traded:
Commodity futures		55,781	114,927

		1,229,913	1,018,806

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives (continued)

	2015		2016
Hedge:
Currency forwards		1,230,307	2,036,187
Currency swaps		2,464,599	2,765,653
Interest rate swaps		7,679,755	7,631,505

		11,374,661	12,433,345

	~~W~~	184,331,961	236,414,522

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

(b)	Fair values of derivative instruments as of December 31, 2015 and 2016 are as follows:

	2015			2016
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	806,785	607,632	1,722,096	1,623,325
Currency swaps		395,474	534,958	698,220	766,252
Currency options		18,030	10,652	12,347	9,422

		1,220,289	1,153,242	2,432,663	2,398,999
Exchange traded:
Currency futures		—	—	—	4

		1,220,289	1,153,242	2,432,663	2,399,003

Interest rates related:
Over the counter:
Interest rate swaps		474,447	471,488	290,074	340,409
Interest rate options		10,479	11,932	7,807	8,367

		484,926	483,420	297,881	348,776
Exchange traded:
Interest rate futures		192	27	1,439	212

		485,118	483,447	299,320	348,988

Credit related:
Over the counter:
Credit swaps		14,568	20,466	13,365	6,095

Equity related:
Over the counter:
Equity swap and forwards		17,806	518,812	25,378	250,879
Equity options		60,184	75,643	38,156	6,212

		77,990	594,455	63,534	257,091

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives (continued)

	2015			2016
	Assets		Liabilities	Assets	Liabilities
Exchange traded:
Equity futures		18	905	683	57
Equity options		4,299	7,977	13,084	12,215

		4,317	8,882	13,767	12,272

		82,307	603,337	77,301	269,363

Commodity related:
Over the counter:
Commodity swaps and forwards		10,164	154,465	1,778	49,702
Commodity options		543	—	105	22

		10,707	154,465	1,883	49,724
Exchange traded:
Commodity futures		372	213	2,110	1,641

		11,079	154,678	3,993	51,365

Hedge:
Currency forwards		4,925	34,631	5,646	81,829
Currency swaps		123,706	23,094	155,386	36,077
Interest rate swaps		52,722	126,393	15,185	335,524

		181,353	184,118	176,217	453,430

	~~W~~	1,994,714	2,599,288	3,002,859	3,528,244

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Foreign currency related
Over the counter
Currency forwards	~~W~~	(71,396)	142,086	(80,907)
Currency swaps		(74,327)	(132,226)	7,193
Currency options		582	10,540	9,704

		(145,141)	20,400	(64,010)
Exchange traded
Currency futures		176	(272)	(33)

		(144,965)	20,128	(64,043)

Interest rates related
Over the counter
Interest rate swaps		(35,782)	(65,444)	(68,490)
Interest rate options		(668)	(185)	1,116

		(36,450)	(65,629)	(67,374)
Exchange traded
Interest rate futures		168	144	3,849

		(36,282)	(65,485)	(63,525)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives (continued)

	2014		2015	2016
Credit related
Over the counter
Credit swaps		(11,216)	748	10,761
Equity related
Over the counter
Equity swap and forwards		62,852	(653,231)	111,723
Equity options		(1,925)	5,470	11,639

		60,927	(647,761)	123,362

Exchange traded
Equity futures		2,748	613	626
Equity options		477	(2,218)	3,420

		3,225	(1,605)	4,046

		64,152	(649,366)	127,408

Commodity related
Over the counter
Commodity swaps and forwards		(112,485)	(106,976)	(8,988)
Commodity options		(196)	(457)	(44)

		(112,681)	(107,433)	(9,032)
Exchange traded
Commodity futures		(5,527)	(2,582)	98

		(118,208)	(110,015)	(8,934)

Hedge
Currency forwards		(13,470)	(27,339)	(80,958)
Currency swaps		58,444	97,576	19,366
Interest rate swaps		148,048	(120,396)	(239,596)

		193,022	(50,159)	(301,188)

	~~W~~	(53,497)	(854,149)	(299,521)

(d)	Gain or loss on fair value hedges for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Hedged item	~~W~~	(133,761)	211,951	332,197
Hedging instruments		145,560	(206,925)	(340,041)

	~~W~~	11,799	5,026	(7,844)

In order to hedge changes in the fair value of investments, primarily in debt securities, structured deposits, from interest rate changes, the Group designates interest swap contracts as hedging items. Additionally, the Group holds forward exchange contracts and currency swaps to hedge changes in the fair value of foreign currency deposits and investments in foreign currency debt securities from exchange rate changes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives (continued)

(e)	Hedge of net investment in foreign operations

Hedge accounting is applied for a portion of net investments in foreign operations. Foreign currency translation adjustments for foreign operation by each hedging instrument for the years ended December 31, 2015 and 2016 are as follows:

	2015		2016
Borrowings in foreign currency	~~W~~	(17,492)	(23,441)
Debt securities issued in foreign currency		(14,005)	(35,727)
Currency forwards		(2,368)	4,775

	~~W~~	(33,865)	(54,393)

12.	Loans

(a)	Loans as of December 31, 2015 and 2016 are as follows:

	2015		2016
Household loans	~~W~~	96,017,634	104,184,270
Corporate loans		127,026,825	130,485,094
Public and other		2,194,277	2,153,888
Loans to banks		4,653,229	4,729,836
Card receivables		18,537,001	19,450,421

		248,428,966	261,003,509
Discount		(26,806)	(27,533)
Deferred loan origination costs and fees		357,617	395,394

		248,759,777	261,371,370
Allowance for credit losses		(2,318,416)	(2,360,795)

	~~W~~	246,441,361	259,010,575

(b)	Changes in the allowance for credit losses for the years ended December 31, 2015 and 2016 are as follows:

	2015
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	~~W~~	247,337	1,509,062	721,848	22,618	2,500,865	118,353	2,619,218
Provision for (reversal of) allowance		122,009	602,141	300,363	(2,802)	1,021,711	—	1,021,711
Write-offs		(122,796)	(701,970)	(488,660)	(66)	(1,313,492)	(18,850)	(1,332,342)
Effect of discounting (*1)		(253)	(30,499)	2,482	—	(28,270)	—	(28,270)
Allowance related to loans sold		(4,447)	(57,985)	(34,157)	(1,911)	(98,500)	—	(98,500)
Recoveries		26,527	88,944	171,253	85	286,809	4,013	290,822
Others (*3)		(1,613)	(51,204)	2,110	—	(50,707)	(23,677)	(74,384)

Ending balance	~~W~~	266,764	1,358,489	675,239	17,924	2,318,416	79,839	2,398,255

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans (continued)

	2016
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	~~W~~	266,764	1,358,489	675,239	17,924	2,318,416	79,839	2,398,255
Provision for (reversal of) allowance		135,416	656,449	313,037	(2,121)	1,102,781	4,851	1,107,632
Write-offs		(126,776)	(730,027)	(433,470)	(558)	(1,290,831)	(16,204)	(1,307,035)
Effect of discounting (*1)		(238)	(28,372)	4,460	—	(24,150)	—	(24,150)
Allowance related to loans sold		(2,731)	(42,472)	(32,970)	(95)	(78,268)	—	(78,268)
Recoveries		34,705	126,102	175,815	43	336,665	2,227	338,892
Others (*3)		(795)	(4,778)	1,755	—	(3,818)	(3,817)	(7,635)

Ending balance	~~W~~	306,345	1,335,391	703,866	15,193	2,360,795	66,896	2,427,691

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

(c)	Changes in deferred loan origination costs and fees for the years ended December 31, 2015 and 2016 are as follows:

	2015		2016
Beginning balance	~~W~~	276,627	357,617
Loan originations		223,768	192,116
Amortization		(142,778)	(154,339)

Ending balance	~~W~~	357,617	395,394

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2015 and 2016 are as follows:

	2015		2016
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	4,281,803	5,308,247
Financial institution bonds		15,594,417	17,224,603
Corporate bonds and others		9,161,420	10,289,221

		29,037,640	32,822,071
Equity securities (*1):
Stocks		2,113,724	1,663,951
Equity investments		623,465	625,632
Beneficiary certificates		2,118,743	2,470,555
Others		72,499	80,482

		4,928,431	4,840,620

		33,966,071	37,662,691

Held-to-maturity financial assets:
Debt securities:
Government bonds		9,528,795	11,514,671
Financial institutions bonds		1,263,688	2,092,476
Corporate bonds		5,399,577	6,197,937

		16,192,060	19,805,084

	~~W~~	50,158,131	57,467,775

(*1)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~118,746 million and ~~W~~131,143 million as of December 31, 2015 and 2016, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014		2015	2016
Gain on disposal of available-for-sale financial assets	~~W~~	721,736	827,968	707,134
Loss on disposal of available-for-sale financial assets		(40,805)	(55,494)	(59,593)

	~~W~~	680,931	772,474	647,541

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Property and equipment, net

(a)	Property and equipment as of December 31, 2015 and 2016 are as follows:

	2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	~~W~~	1,795,960	—	—	1,795,960
Buildings		1,116,792	(190,543)	—	926,249
Other		1,924,400	(1,591,194)	—	333,206

	~~W~~	4,837,152	(1,781,737)	—	3,055,415

	2016
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	~~W~~	1,885,233	—	—	1,885,233
Buildings		1,164,668	(223,625)	—	941,043
Other		1,976,152	(1,656,815)	—	319,337

	~~W~~	5,026,053	(1,880,440)	—	3,145,613

(b)	Changes in property and equipment for the years ended December 31, 2015 and 2016 are as follows:

	2015
	Land		Buildings	Other	Total
Beginning balance	~~W~~	1,789,410	952,724	405,121	3,147,255
Acquisitions (*1)(*2)		20,621	28,214	138,453	187,288
Disposals (*1)		(934)	(1,016)	(6,077)	(8,027)
Depreciation		—	(35,910)	(158,018)	(193,928)
Amounts transferred from investment property		2,526	596	—	3,122
Effects of foreign currency movements		(15,663)	(18,359)	(46,273)	(80,295)

Ending balance	~~W~~	1,795,960	926,249	333,206	3,055,415

(*1)	~~W~~3,255 million of buildings increased by transfers from construction-in-progress.
(*2)	Including changes in amount resulted from retrospective adjustment of identifiable net assets provisionally recognized at the acquisition date of PT Centratama Nasional Bank.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Property and equipment, net (continued)

	2016
	Land		Buildings	Other	Total
Beginning balance	~~W~~	1,795,960	926,249	333,206	3,055,415
Acquisitions (*1)		84,616	67,423	123,418	275,457
Disposals (*1)		(1,107)	(921)	(4,070)	(6,098)
Depreciation		—	(34,785)	(142,620)	(177,405)
Impairment losses		(946)	(1,258)	—	(2,204)
Amounts transferred from (to) investment property		6,125	(17,023)	—	(10,898)
Amounts transferred from intangible assets		3	76	—	79
Amounts transferred from assets held for sale (*2)		410	1	—	411
Effects of foreign currency movements		172	1,281	9,403	10,856

Ending balance	~~W~~	1,885,233	941,043	319,337	3,145,613

(*1)	~~W~~15,405 million of buildings increased by transfers from construction-in-progress.
(*2)	Comprise land and buildings, etc.

(c)	Insured assets as of December 31, 2016 are as follows:

Type of insurance	Assets insured	Amount covered		Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent (Including ATM)	~~W~~	62,773	Samsung Fire & Marine Insurance Co., Ltd. and 9 other entities
Package insurance	General asset risk		1,155,095	Samsung Fire & Marine Insurance Co., Ltd and 6 other entities
Fire insurance	Furniture and fixtures		16,586	Samsung Fire & Marine Insurance Co., Ltd. and 4 other entities
Directors’ and officers’ insurance	Directors’ and officers’ liabilities		50,000	MERITZ Fire & Marine Insurance Co., Ltd. and 8 other entities
Employee accident insurance	Employees		17,800	Dongbu Fire & Marine Insurance Co., Ltd. and 1 other entity
Pilferage insurance	Cash and securities		60,000	Samsung Fire & Marine Insurance Co., Ltd. and 9 other entities
Others	Securities, Fidelity guarantee and liability insurance and others		23,336	Dongbu Fire & Marine Insurance Co., Ltd. and 7 other entities

		~~W~~	1,385,590

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Intangible assets, net

(a)	Intangible assets as of December 31, 2015 and 2016 are as follows:

	2015		2016
Goodwill	~~W~~	3,871,482	3,873,060
Software		93,914	94,261
Software under development		66,843	56,563
Other		234,100	202,628

	~~W~~	4,266,339	4,226,512

(b)	Changes in intangible assets for the years ended December 31, 2015 and 2016 are as follows:

	2015
	Goodwill		Software	Software under development	Other	Total
Beginning balance	~~W~~	3,824,646	70,708	61,665	195,824	4,152,843
Acquisitions		—	59,727	37,022	95,041	191,790
Business combination		49,243	127	1,517	1,328	52,235
Disposals		—	(1)	—	(8,640)	(8,641)
Impairment (*1)		—	—	—	(2,143)	(2,143)
Amortization (*2)		—	(34,851)	(32,773)	(46,990)	(114,614)
Effects of foreign currency movements		(2,407)	(1,796)	(588)	(340)	(5,131)

Ending balance	~~W~~	3,871,482	93,914	66,843	234,100	4,266,339

	2016
	Goodwill		Software	Software under development	Other	Total
Beginning balance	~~W~~	3,871,482	93,914	66,843	234,100	4,266,339
Acquisitions		—	37,682	21,001	29,882	88,565
Business combination		4,427	—	—	—	4,427
Disposals		—	(37)	—	(10,725)	(10,762)
Impairment (*1)		(2,849)	—	—	(261)	(3,110)
Amortization (*2)		—	(37,636)	(31,281)	(50,422)	(119,339)
Effects of foreign currency movements		—	338	—	133	471
Other		—	—	—	(79)	(79)

Ending balance	~~W~~	3,873,060	94,261	56,563	202,628	4,226,512

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful lives for the difference between recoverable amounts and carrying amounts.
(*2)	The Group recognized amortization of intangible asset in general and administrative expenses and net other operating expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Intangible assets, net (continued)

(c)	Goodwill

i) Goodwill allocated in the Group’s CGUs as of December 31, 2015 and 2016

	2015		2016
Banking (*)	~~W~~	869,701	781,859
Credit card (*)		2,688,238	2,773,231
Securities		1,218	5,645
Life insurance		275,371	275,371
Others		36,954	36,954

	~~W~~	3,871,482	3,873,060

(*)	Due to the structural changes in reporting segments as discussed at note 7, the card business of the Shinhan Bank, which has been operated linking with the credit card business of Shinhan Card, is redefined as the part of the credit card business segment. In line with the reorganizing the reporting structure, the goodwill is reallocated and reviewed for the impairment based on the redefined cash generating units.

ii) Changes in goodwill for the years ended December 31, 2015 and 2016

	2015		2016
Beginning balance	~~W~~	3,824,646	3,871,482
Acquisitions through business combinations (*1)		59,106	4,427
Disposal		(2,407)	—
Impairment loss (*2)		—	(2,849)
Other (*3)		(9,863)	—

Ending balance	~~W~~	3,871,482	3,873,060

(*1)	The Group recognized the goodwill at the acquisition of PT. Shinhan Sekuritas Indonesia in 2016. (note 49)
(*2)	The Group recognized impairment on the goodwill amount which was recognized at the acquisition of PT. Shinhan Indo Finance.
(*3)	Due to the retrospective adjustment of identifiable net assets recognized at the acquisition of PT Centratama Nasional Bank, the goodwill amount was changed. (note 50)

iii) Goodwill impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

•	Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

•	Projection period

When evaluating the value in use, 5.5 years of cash flow estimates – July 1, 2016 through December 31, 2021 – was used in projection and the value thereafter was reflected as terminal value. In case of Shinhan Life Insurance, only the 30 years of future cash flows were applied since the present value of the future cash flows thereafter is not significant.

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

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking	6.8%~15.6%	1.5%~3.2%
Credit card	7.6%, 13.7%	1.8%, 3.2%
Securities	15.0%	3.2%
Life insurance	8.5%	—
Others	9.4%, 10.9%	1.8%

iv) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2016	2017	2018	2019	2020	2021 and thereafter
CPI growth	1.0%	1.8%	2.2%	2.5%	2.7%	2.6%
Real retail sales growth	2.1%	3.1%	2.6%	1.6%	1.4%	1.5%
Real GDP growth	2.5%	3.1%	3.2%	3.0%	2.9%	2.7%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Rate of return on investment	3.15%
Risk-based capital ratio	204.70%

The values for the CPI growth rate, real retail sales growth rate, real GDP growth rate, rate of return on investment and risk-based capital ratio are based on a combination of internal and external analysis.

v) Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	~~W~~	40,697,542
Total carrying value (*)		35,493,781

	~~W~~	5,203,761

(*)	The carrying value reflected the amount of impairment losses on the goodwill recognized for the acquisition of PT. Shinhan Indo Finance.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates

(a)	Investments in associates as of December 31, 2015 and 2016 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2015	2016
BNP Paribas Cardif Life Insurance (*1)(*3)(*13)	Korea	September 30	14.99	14.99
Aju Capital Co., Ltd. (*1)(*2)(*13)	”	”	12.85	12.85
UAMCO., Ltd. (*4)(*13)	”	—	17.50	—
Pohang TechnoPark 2PFV (*2)	”	December 31	14.90	14.90
Daewontos Co., Ltd. (*1)(*5)	”	September 30	36.33	36.33
Inhee Co., Ltd. (*1)(*5)	”	”	15.36	15.36
DAEGY Electrical Construction Co., LTD. (*1)(*5)	”	”	27.45	27.45
Kukdong Engineering & Construction Co., LTD. (*4)	”	—	14.30	—
YEONWOONG SYSTEM (*1)(*5)	”	September 30	21.77	21.77
DOODOO LOGITECH (*1)(*5)	”	”	27.96	27.96
Neoplux Technology Valuation Investment Fund (*1)	”	”	33.33	33.33
EQP Global Energy Infrastructure Private Equity Fund (*1)	”	”	22.64	22.64
JAEYOUNG SOLUTEC CO., LTD. (*1)(*5)(*6)	”	”	11.90	10.45
Partners 4th Growth Investment Fund (*1)	”	”	25.00	25.00
PSA 1st Fintech Private Equity Fund (*1)	”	”	20.00	25.00
KTB Newlake Global Healthcare PEF (*1)	”	”	—	30.00
JAEYANG INDUSTRY (*5)(*11)	”	March 31	—	25.90
Tigris-Aurum Fund I (*1)	”	September 30	—	27.27
Treenkid (*1)(*5)	”	”	—	23.72
Chungyoung INC (*1)(*5)	”	”	—	18.94
Semantic (*1)(*5)	”	”	—	19.25
DAEKWANG SEMICONDUCTOR CO., LTD. (*5)(*11)	”	June 30	—	20.94
Branbuil CO., LTD. (*5)(*11)	”	December 31	—	15.53
SHC-IMM New Growth Fund (*8)	”	”	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
STI-New Growth Engines Investment Partnership	”	”	50.00	50.00
Shinhan K2 Secondary Fund (*7)	”	”	10.75	10.75
TS2013-6 M&A Investment Fund	”	”	25.00	25.00
Dream High Fund III (*8)	”	”	54.55	54.55
OCEAN SUCCESS SHIPPING LIMITED (*9)	Hong Kong	—	24.00	—
SHC-EN Fund (*9)	Korea	—	43.48	—
SP New Technology Business investment Fund I	”	December 31	23.26	23.26
Albatross Growth Fund	”	”	36.36	36.36
Asia Pacific No.39 Ship Investment Co., Ltd.	”	”	50.00	50.00
Midas Dong-A Snowball Venture Fund (*8)	”	”	53.33	53.33
IBKS-Shinhan Creative Economy New Technology Fund (*7)	”	”	5.00	5.00
SH RENTAL SERVICE (*4)	”	—	20.00	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2015	2016
SM New Technology Business Investment Fund I	Korea	December 31	36.36	36.36
SHC-Aju 4th	”	”	21.98	21.98
KCLAVIS Meister Fund No.4	”	”	—	20.00
KCLAVIS Meister Fund No.5	”	”	—	23.26
KCLAVIS Meister Fund No.2	”	”	—	38.83
Midas Dong-A Snowball Venture Fund 2	”	”	—	25.00
EN-Tigris Fund 1	”	”	—	47.62
IBKS-Shinhan Creative Economy New Technology Fund II (*7)	”	”	—	4.55
KCLAVIS Meister Fund No.11 (*12)	”	—	—	—
KCLAVIS Meister Fund No.10	”	December 31	—	21.28
KCLAVIS Meister Fund No.9	”	”	—	34.48
KCLAVIS Meister Fund No.14	”	”	—	33.33
KCLAVIS Meister Fund No.17	”	”	—	26.09
SG No.9 Corporate Recovery Private Equity Fund	”	”	—	26.49
Plutus-SG Private Equity Fund	”	”	—	26.67
SG ARGES Private Equity Fund No.1	”	”	—	24.06
OST Progress- 2 Fund	”	”	—	27.62
Eum Private Equity Fund No.3	”	”	—	20.76
APC Fund	Cayman Islands	”	25.18	25.18
BNH-CJ Bio Healthcare Fund (*9)	”	—	26.67	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	”	December 31	50.00	50.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	”	”	18.87	18.87
Credian Healthcare Private Equity Fund II	”	”	—	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	”	”	—	50.00
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	”	”	—	21.28
Brain Professional Private Trust No.4	”	”	—	27.49
Hanhwa US Equity Strategy Private Real Estate Fund No.1	”	”	—	44.84
Brain KS Qualified Privately Placed Fund No.6	”	”	—	50.00
M360 CRE Income Fund	USA	”	—	42.83
BNP Paribas Cardif General Insurance (*1)(*2)	Korea	September 30	10.00	10.00
SHBNPP Private Korea Equity Long-Short Professional Feeder (*10)	”	December 31	29.24	15.88
SHBNPP Private Multi Strategy Professional Feeder No.1	”	”	—	29.55
Shinhan-Stonebridge Petro PEF (*7)	”	”	1.82	1.82

(*1)	Financial statements as of September 30, 2016 were used for the equity method since the financial statements as of December 31, 2016 were not available. Significant trades and events occurred within the period were properly reflected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(*2)	The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.
(*3)	The Group has a significant influence on the investees through important business transactions.
(*4)	UAMCO., Ltd. and SH RENTAL SERVICE were reclassified as available-for-sale financial assets from investments in associates due to loss of significant influence and Kukdong Engineering & Construction Co., LTD reduced its capital stock without any refund.
(*5)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.
(*6)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the investee should consult with the Group when the investee decides major management decision such as dividend, business planning or business transfer.
(*7)	As a managing partner, the Group has a significant influence over the investees.
(*8)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*9)	OCEAN SUCCESS SHIPPING LIMITED, SHC-EN Fund and BNH-CJ Bio Healthcare Fund were liquidated.
(*10)	Although the ownership interests in SHBNPP Private Korea Equity Long-Short Professional Feeder were less than 20%, the Group has significant influence on the entity as the investment manager.
(*11)	The latest financial statements were used for the equity method since the financial statements as of December 31, 2016 were not available. Significant trades and events occurred within the period were properly reflected.
(*12)	KCLAVIS Meister Fund No.11 was invested and divested in 2016.
(*13)	The material associates, BNP Paribas Cardif Life Insurance engages in life insurance business, Aju Capital Co., Ltd. provides installment loans and leasing services and UAMCO., Ltd. engages in the business of the establishment of asset-backed securitization vehicles and investments in equity or asset-backed securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2015 and 2016 were as follows:

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	56,776	—	(3,253)	3,757	—	57,280
Aju Capital Co., Ltd. (*1)		30,426	(1,849)	6,280	(413)	—	34,444
UAMCO., Ltd.		114,238	—	11,632	(48)	—	125,822
Pohang TechnoPark 2PFV		1,977	—	(1)	—	—	1,976
Daewontos Co., Ltd. (*3)		—	—	—	—	—	—
Inhee Co., Ltd.		531	—	(277)	—	—	254
DAEGY Electrical Construction., LTD.		44	—	105	—	—	149
Kukdong Engineering & Construction CO., LTD.		7,158	—	(1,556)	3,422	(9,024)	—
YEONWOONG SYSTEM		—	—	106	—	—	106
DOODOO LOGITECH		—	—	384	—	—	384
Neoplux Technology Valuation Investment Fund		—	2,000	(7)	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund		—	174	(174)	—	—	—
JAEYOUNG SOLUTEC CO., LTD. (*2)		—	6,238	—	—	—	6,238
Partners 4th Growth Investment Fund		—	1,800	—	—	—	1,800
PSA 1st Fintech Private Equity Fund		—	2,000	—	—	—	2,000
BANK METRO EXPRESS		—	(207)	207	—	—	—
SHC-IMM New Growth Fund		8,948	(7,328)	1,555	—	—	3,175
QCP New Technology Fund 20th		270	(121)	(147)	—	—	2
Miraeasset 3rd Investment Fund		4,022	(4,468)	1,154	(708)	—	—
STI New Growth Engine Investment Fund		2,458	—	(28)	333	—	2,763
Shinhan K2 Secondary Fund		3,006	(1,954)	1,147	377	—	2,576
TS2013-6 M&A Investment Fund		1,581	(174)	(213)	922	—	2,116
KDB Daewoo Ruby PEF		7,704	(8,177)	473	—	—	—
Dream High Fund III		2,963	(2,283)	995	(119)	—	1,556
OCEAN SUCCESS SHIPPING LIMITED		1,035	—	107	86	—	1,228
SHC-EN Fund		3,992	—	320	—	—	4,312
SP New Technology Business investment Fund I		1,999	—	(25)	—	—	1,974
Albatross Growth Fund		1,200	—	(14)	2,155	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		—	5,355	332	(602)	—	5,085
Midas Dong-A Snowball Venture Fund		—	1,200	2	—	—	1,202

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
IBKS-Shinhan Creative Economy New Technology Fund	~~W~~	—	150	(2)	—	—	148
SH Rental Service		—	100	(39)	—	—	61
SM New Technology Business Investment Fund I		—	1,962	(31)	—	—	1,931
AJU-SHC WIN-WIN COMPANY FUND 4		—	2,000	—	—	—	2,000
APC Fund		35,139	(571)	(6,199)	5,346	—	33,715
BNH-CJ Bio Healthcare Fund		5,072	(826)	4,849	—	—	9,095
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,000	(1,895)	1,905	—	—	28,010
Arkone Asia Access Offshore Feeder Fund Limited		5,013	(5,566)	919	(366)	—	—
Shinhan Praxis K-Growth Global Private Equity Fund		—	8,780	(166)	—	—	8,614
BNP Paribas Cardif General Insurance		1,295	728	(277)	(7)	—	1,739
SHBNPP Private Korea Equity Long-Short Professional Feeder		—	27,984	92	—	—	28,076
Shinhan-Stonebridge Petro PEF		17,029	(4)	816	—	—	17,841

	~~W~~	341,876	25,048	20,971	14,135	(9,024)	393,006

(*1)	The market value of the investment is ~~W~~47,550 million as of December 31, 2015 based on the quoted market price.
(*2)	The market value of the investment is ~~W~~10,409 million as of December 31, 2015 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	57,280	—	(2,495)	5,428	—	60,213
Aju Capital Co., Ltd. (*1)		34,444	(2,588)	9,038	(58)	—	40,836
UAMCO., Ltd.		125,822	(128,827)	2,882	123	—	—
Pohang TechnoPark 2PFV		1,976	—	(1)	—	—	1,975
Daewontos Co., Ltd. (*3)		—	—	—	—	—	—
Inhee Co., Ltd.		254	—	(39)	—	—	215
DAEGY Electrical Construction Co., LTD.		149	—	(21)	—	—	128
Kukdong Engineering & Construction Co., LTD		—	3,478	—	(3,478)	—	—
YEONWOONG SYSTEM		106	—	(29)	—	—	77
DOODOO LOGITECH		384	—	(137)	—	—	247
Neoplux Technology Valuation Investment Fund		1,993	4,768	765	—	—	7,526
EQP Global Energy Infrastructure Private Equity Fund (*3)		—	105	(105)	—	—	—
JAEYOUNG SOLUTEC CO., LTD. (*2)		6,238	—	(504)	2	—	5,736
Partners 4th Growth Investment Fund		1,800	3,080	(325)	—	—	4,555
PSA 1st Fintech Private Equity Fund		2,000	500	(44)	—	—	2,456
KTB Newlake Global Healthcare PEF		—	1,383	(215)	—	—	1,168
JAEYANG INDUSTRY (*3)		—	—	—	—	—	—
Tigris-Aurum Fund I		—	1,500	(19)	—	—	1,481
Treenkid		—	92	(13)	—	—	79
Chungyoung INC		—	—	—	—	—	—
Semantic		—	249	—	—	—	249
DAEKWANG SEMICONDUCTOR CO., LTD.		—	4,776	—	—	—	4,776
Branbuil CO., LTD.		—	183	(183)	—	—	—
SHC-IMM New Growth Fund		3,175	(1,189)	309	—	—	2,295
QCP New Technology Fund 20th		2	—	—	—	—	2
STI-New Growth Engines Investment Partnership		2,763	(1,100)	643	(333)	—	1,973
Shinhan K2 Secondary Fund		2,576	(2,063)	863	(438)	—	938
TS2013-6 M&A Investment Fund		2,116	(213)	(29)	—	—	1,874
Dream High Fund III		1,556	—	171	1,417	—	3,144
OCEAN SUCCESS SHIPPING LIMITED		1,228	(1,592)	443	(79)	—	—
SHC-EN Fund		4,312	(4,942)	630	—	—	—
SP New Technology Business investment Fund I		1,974	—	(20)	—	—	1,954
Albatross Growth Fund		3,341	(727)	347	(1,389)	—	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		5,085	(837)	342	586	—	5,176
Midas Dong-A Snowball Venture Fund		1,202	—	56	—	—	1,258
IBKS-Shinhan Creative Economy New Technology Fund		148	74	37	—	—	259
SH RENTAL SERVICE		61	(62)	1	—	—	—
SM New Technology Business Investment Fund I		1,931	(50)	(35)	—	—	1,846
SHC-Aju 4th		2,000	(920)	322	683	—	2,085
KCLAVIS Meister Fund No.4		—	500	11	—	—	511
KCLAVIS Meister Fund No.5		—	500	(6)	—	—	494

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KCLAVIS Meister Fund No.2	~~W~~	—	2,000	(16)	—	—	1,984
Midas Dong-A Snowball Venture Fund 2		—	1,825	(38)	—	—	1,787
EN-Tigris Fund 1		—	2,000	(29)	—	—	1,971
IBKS-Shinhan Creative Economy New Technology Fund II		—	90	—	—	—	90
KCLAVIS Meister Fund No.11		—	(16)	16	—	—	—
KCLAVIS Meister Fund No.10		—	1,000	(5)	—	—	995
KCLAVIS Meister Fund No.9		—	500	(32)	—	—	468
KCLAVIS Meister Fund No.14		—	500	(1)	—	—	499
KCLAVIS Meister Fund No.17		—	3,000	(11)	—	—	2,989
SG No.9 Corporate Recovery Private Equity Fund		—	3,886	96	—	—	3,982
Plutus-SG Private Equity Fund		—	4,338	(39)	—	—	4,299
SG ARGES Private Equity Fund No.1		—	8,955	21	—	—	8,976
OST Progress- 2 Fund		—	1,500	(40)	—	—	1,460
Eum Private Equity Fund No.3		—	5,982	(49)	—	—	5,933
APC Fund		33,715	(4,419)	(7,506)	(2,872)	(7,339)	11,579
BNH-CJ Bio Healthcare Fund		9,095	(12,892)	3,797	—	—	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,010	(28,631)	1,085	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		8,614	4,624	(205)	500	—	13,533
Credian Healthcare Private Equity Fund II		—	4,148	(61)	—	—	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		—	10,944	(183)	—	—	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		—	19,144	461	1,632	—	21,237
Brain Professional Private Trust No.4		—	5,000	316	—	—	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		—	25,000	747	17	—	25,764
Brain KS Qualified Privately Placed Fund No.6		—	5,001	(13)	(92)	—	4,896
M360 CRE Income Fund		—	22,992	—	175	—	23,167
BNP Paribas Cardif General Insurance		1,739	2,045	(1,189)	(11)	—	2,584
SHBNPP Private Korea Equity Long-Short Professional Feeder		28,076	(13,467)	(429)	—	—	14,180
SHBNPP Private Multi Strategy Professional Feeder No.1		—	5,000	14	—	—	5,014
Shinhan-Stonebridge Petro PEF		17,841	(2)	648	—	—	18,487

	~~W~~	393,006	(43,875)	9,995	1,813	(7,339)	353,600

(*1)	The market value of the investment is ~~W~~51,543 million as of December 31, 2016 based on the quoted market price.
(*2)	The market value of the investment is ~~W~~10,466 million as of December 31, 2016 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(c)	Condensed statement of financial position information of associates as of December 31, 2015 and 2016 are as follows:

	2015			2016
Investees	Asset		Liability	Asset	Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,128,588	3,745,119	4,182,208	3,779,257
Aju Capital Co., Ltd.		6,906,603	6,155,236	6,543,737	5,744,415
UAMCO., Ltd.		4,068,354	3,331,647	—	—
Pohang TechnoPark 2PFV		14,664	1,401	14,660	1,401
Daewontos Co., Ltd.		1,952	3,420	399	2,492
Inhee Co., Ltd.		11,237	9,582	10,713	9,310
DAEGY Electrical Construction Co., LTD.		1,051	508	659	191
Kukdong Engineering & Construction Co., LTD		278,497	233,376	—	—
YEONWOONG SYSTEM		1,040	554	497	146
DOODOO LOGITECH		1,418	44	891	6
Neoplux Technology Valuation Investment Fund		6,000	22	22,577	—
EQP Global Energy Infrastructure Private Equity Fund		2	467	1	1,376
JAEYOUNG SOLUTEC CO., LTD.		161,439	126,297	155,368	120,184
Partners 4th Growth Investment Fund		7,200	—	18,478	257
PSA 1st Fintech Private Equity Fund		10,000	—	9,825	—
KTB Newlake Global Healthcare PEF		—	—	3,805	478
JAEYANG INDUSTRY		—	—	2,146	4,717
Tigris-Aurum Fund I		—	—	5,431	—
Treenkid		—	—	1,193	859
Chungyoung INC		—	—	2,341	6,753
Semantic		—	—	3,098	1,804
DAEKWANG SEMICONDUCTOR CO., LTD.		—	—	35,204	12,392
Branbuil CO., LTD.		—	—	2,177	2,870
SHC-IMM New Growth Fund		5,156	235	3,675	117
QCP New Technology Fund 20th		5	—	5	—
STI-New Growth Engines Investment Partnership		5,646	120	3,945	—
Shinhan K2 Secondary Fund		24,332	366	8,894	172
TS2013-6 M&A Investment Fund		8,542	76	7,651	151
Dream High Fund III		2,854	—	5,765	—
OCEAN SUCCESS SHIPPING LIMITED		5,106	(6)	—	—
SHC-EN Fund		9,918	2	—	—
SP New Technology Business investment Fund I		8,505	21	8,418	20
Albatross Growth Fund		9,202	15	5,237	915
Asia Pacific No.39 Ship Investment Co., Ltd.		10,225	54	10,379	28
Midas Dong-A Snowball Venture Fund		2,255	—	2,379	19
IBKS-Shinhan Creative Economy New Technology Fund		2,963	—	5,201	13
SH RENTAL SERVICE		1,280	977	—	—
SM New Technology Business Investment Fund I		5,314	2	5,083	3
SHC-Aju 4th		9,102	—	9,508	18
KCLAVIS Meister Fund No.4		—	—	2,583	30
KCLAVIS Meister Fund No.5		—	—	2,150	26

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2015			2016
Investees	Asset		Liability	Asset	Liability
KCLAVIS Meister Fund No.2	~~W~~	—	—	5,150	42
Midas Dong-A Snowball Venture Fund 2		—	—	7,199	50
EN-Tigris Fund 1		—	—	4,140	1
IBKS-Shinhan Creative Economy New Technology Fund II		—	—	1,979	8
KCLAVIS Meister Fund No.11		—	—	—	—
KCLAVIS Meister Fund No.10		—	—	4,714	37
KCLAVIS Meister Fund No.9		—	—	1,362	6
KCLAVIS Meister Fund No.14		—	—	1,507	9
KCLAVIS Meister Fund No.17		—	—	11,500	42
SG No.9 Corporate Recovery Private Equity Fund		—	—	15,069	38
Plutus-SG Private Equity Fund		—	—	16,188	68
SG ARGES Private Equity Fund No.1		—	—	37,392	91
OST Progress- 2 Fund		—	—	5,437	150
Eum Private Equity Fund No.3		—	—	28,584	4
APC Fund		134,025	138	46,043	65
BNH-CJ Bio Healthcare Fund		34,104	—	—	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,022	1	928	1
Shinhan Praxis K-Growth Global Private Equity Fund		46,000	347	72,075	350
Credian Healthcare Private Equity Fund II		—	—	12,040	47
Kiwoom Milestone Professional Private Real Estate Trust 19		—	—	57,692	36,169
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		—	—	99,794	3
Brain Professional Private Trust No.4		—	—	19,384	46
Hanhwa US Equity Strategy Private Real Estate Fund No.1		—	—	59,781	2,327
Brain KS Qualified Privately Placed Fund No.6		—	—	9,794	1
M360 CRE Income Fund		—	—	60,261	6,167
BNP Paribas Cardif General Insurance		31,213	13,817	40,581	14,742
SHBNPP Private Korea Equity Long-Short Professional Feeder		98,123	3,384	105,775	16,519
SHBNPP Private Multi Strategy Professional Feeder No.1		—	—	20,325	3,340
Shinhan-Stonebridge Petro PEF		979,838	807	1,015,299	804

	~~W~~	17,087,775	13,628,029	12,856,274	9,771,547

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(d) Condensed statement of comprehensive income information for years ended December 31, 2015 and 2016 were as follows:

	2015
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	481,472	(21,533)	25,039	3,506
Aju Capital Co., Ltd.		844,216	48,870	(3,191)	45,679
UAMCO., Ltd.		452,759	66,455	(276)	66,179
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		3,357	(263)	—	(263)
Inhee Co., Ltd.		3,921	(1,803)	—	(1,803)
DAEGY Electrical Construction Co., Ltd.		65	385	—	385
Kukdong Engineering & Construction Co., LTD.		269,079	(10,881)	(3,072)	(13,953)
YEONWOONG SYSTEM		59	12	—	12
DOODOO LOGITECH		65	(42)	—	(42)
Neoplux Technology Valuation Investment Fund		—	(22)	—	(22)
EQP Global Energy Infrastructure Private Equity Fund		—	(767)	—	(767)
JAEYOUNG SOLUTEC CO., LTD.		—	—	—	—
Partners 4th Growth Investment Fund		—	—	—	—
PSA 1st Fintech Private Equity Fund		—	—	—	—
SHC-IMM New Growth Fund		2,899	2,655	—	2,655
QCP New Technology Fund 20th		—	(312)	—	(312)
Miraeasset 3rd Investment Fund		5,753	2,376	(1,417)	959
STI New Growth Engine Investment Fund		—	(58)	667	609
Shinhan K2 Secondary Fund		11,376	10,658	3,510	14,168
TS2013-6 M&A Investment Fund		89	(234)	3,688	3,454
KDB Daewoo Ruby PEF		3,259	2,395	—	2,395
Dream High Fund III		1,945	1,825	(218)	1,607
OCEAN SUCCESS SHIPPING LIMITED		13	445	—	445
SHC-EN Fund		858	735	—	735
SP New Technology Business investment Fund I		—	(110)	—	(110)
Albatross Growth Fund		25	(38)	5,925	5,887
Asia Pacific No.39 Ship Investment Co., Ltd.		1,264	663	—	663
Midas Dong-A Snowball Venture Fund		66	5	—	5
IBKS-Shinhan Creative Economy New Technology Fund		2	(37)	—	(37)
SH Rental Service		297	21	—	21
SM New Technology Business Investment Fund I		19	(85)	—	(85)
Shinhan 2014-1 New Technology Business Investment Fund		—	(91)	(2,039)	(2,130)
AJU-SHC WIN-WIN COMPANY FUND 4		4	1	—	1
APC Fund		—	(24,604)	12,968	(11,636)
BNH-CJ Bio Healthcare Fund		18,531	18,313	—	18,313
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		3,885	3,800	—	3,800
Shinhan Praxis K-Growth Global Private Equity Fund		—	(880)	—	(880)
BNP Paribas Cardif General Insurance		10,148	(10,481)	—	(10,481)
SHBNPP Private Korea Equity Long-Short Professional Feeder		24,657	2,967	—	2,967
Shinhan-Stonebridge Petro PEF		48,138	44,797	—	44,797

	~~W~~	2,188,221	135,133	41,584	176,717

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	144,583	(16,706)	36,189	19,483
Aju Capital Co., Ltd.		757,345	70,598	(458)	70,140
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		517	(624)	—	(624)
Inhee Co., Ltd.		3,135	(253)	—	(253)
DAEGY Electrical Construction Co., LTD.		—	(76)	—	(76)
YEONWOONG SYSTEM		25	(135)	—	(135)
DOODOO LOGITECH		213	(609)	—	(609)
Neoplux Technology Valuation Investment Fund		3,441	2,295	—	2,295
EQP Global Energy Infrastructure Private Equity Fund		—	(1,842)	—	(1,842)
JAEYOUNG SOLUTEC CO., LTD.		137,920	(7,095)	(614)	(7,709)
Partners 4th Growth Investment Fund		113	(1,300)	—	(1,300)
PSA 1st Fintech Private Equity Fund		—	(175)	—	(175)
KTB Newlake Global Healthcare PEF		—	(716)	—	(716)
JAEYANG INDUSTRY		212	(69)	—	(69)
Tigris-Aurum Fund I		—	(69)	—	(69)
Treenkid		325	(54)	—	(54)
Chungyoung INC(*2)		—	—	—	—
Semantic		—	—	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		—	—	—	—
Branbuil CO., LTD.(*2)		—	—	—	—
SHC-IMM New Growth Fund		855	479	—	479
QCP New Technology Fund 20th		—	—	—	—
STI-New Growth Engines Investment Partnership		—	1,285	(667)	618
Shinhan K2 Secondary Fund		15,284	8,019	(4,072)	3,947
TS2013-6 M&A Investment Fund		237	(115)	—	(115)
Dream High Fund III		535	313	2,597	2,910
SP New Technology Business investment Fund I		—	(87)	—	(87)
Albatross Growth Fund		1,024	957	(3,821)	(2,864)
Asia Pacific No.39 Ship Investment Co., Ltd.		730	681	1,172	1,853
Midas Dong-A Snowball Venture Fund		183	105	—	105
IBKS-Shinhan Creative Economy New Technology Fund		798	746	—	746
SM New Technology Business Investment Fund I		24	(95)	—	(95)
SHC-Aju 4th		1,565	1,466	3,111	4,577
KCLAVIS Meister Fund No.4		85	53	—	53
KCLAVIS Meister Fund No.5		—	(26)	—	(26)
KCLAVIS Meister Fund No.2		—	(42)	—	(42)
Midas Dong-A Snowball Venture Fund 2		1	(151)	—	(151)
EN-Tigris Fund 1		—	(61)	—	(61)
IBKS-Shinhan Creative Economy New Technology Fund II		13	(9)	—	(9)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
KCLAVIS Meister Fund No.10	~~W~~	20	(23)	—	(23)
KCLAVIS Meister Fund No.9		34	(95)	—	(95)
KCLAVIS Meister Fund No.14		7	(2)	—	(2)
KCLAVIS Meister Fund No.17		—	(42)	—	(42)
SG No.9 Corporate Recovery Private Equity Fund		—	428	—	428
Plutus-SG Private Equity Fund		5	(148)	—	(148)
SG ARGES Private Equity Fund No.1		—	87	—	87
OST Progress- 2 Fund		34	(143)	—	(143)
Eum Private Equity Fund No.3		85	(235)	—	(235)
APC Fund		—	(29,768)	(13,407)	(43,175)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		2,170	2,170	—	2,170
Shinhan Praxis K-Growth Global Private Equity Fund		513	(1,084)	2,656	1,572
Credian Healthcare Private Equity Fund II		190	(180)	—	(180)
Kiwoom Milestone Professional Private Real Estate Trust 19		924	(367)	—	(367)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		10,321	2,210	7,669	9,879
Brain Professional Private Trust No.4		2,158	1,148	—	1,148
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,199	1,667	37	1,704
Brain KS Qualified Privately Placed Fund No.6		1	(26)	(182)	(208)
M360 CRE Income Fund		—	—	—	—
BNP Paribas Cardif General Insurance		7,913	(9,432)	(39)	(9,471)
SHBNPP Private Korea Equity Long-Short Professional Feeder		25,736	(396)	—	(396)
SHBNPP Private Multi Strategy Professional Feeder No.1		4,510	70	—	70
Shinhan-Stonebridge Petro PEF		38,898	35,559	—	35,559

	~~W~~	1,167,881	58,082	30,171	88,253

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(e)	Reconciliation of the associates’ financial information to the carrying value of the Group’s investments in the associates as of December 31, 2015 and 2016 are as follow:

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	383,468	14.99	57,520	(240)	—	57,280
Aju Capital Co., Ltd. (*1)		700,147	12.85	89,969	—	(55,525)	34,444
UAMCO., Ltd. (*2)		718,983	17.50	125,822	—	—	125,822
Pohang TechnoPark 2PFV		13,264	14.90	1,976	—	—	1,976
Daewontos Co., Ltd. (*3)		(1,469)	36.33	(534)	—	534	—
Inhee Co., Ltd.		1,655	15.36	254	—	—	254
DAEGY Electrical Construction Co., Ltd.		544	27.45	149	—	—	149
Kukdong Engineering & Construction Co., LTD. (*4)		46,376	14.30	6,630	—	(6,630)	—
YEONWOONG SYSTEM		486	21.77	106	—	—	106
DOODOO LOGITECH		1,374	27.96	384	—	—	384
Neoplux Technology Valuation Investment Fund		5,978	33.33	1,993	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund (*3)		(464)	22.64	(105)	—	105	—
JAEYOUNG SOLUTEC CO., LTD. (*5)		34,193	11.90	4,069	—	2,169	6,238
Partners 4th Growth Investment Fund		7,200	25.00	1,800	—	—	1,800
PSA 1st Fintech Private Equity Fund		10,000	20.00	2,000	—	—	2,000
SHC-IMM New Growth Fund		4,921	64.52	3,175	—	—	3,175
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI New Growth Engine Investment Fund		5,526	50.00	2,763	—	—	2,763
Shinhan K2 Secondary Fund		23,966	10.75	2,576	—	—	2,576
TS2013-6 M&A Investment Fund		8,466	25.00	2,116	—	—	2,116
Dream High Fund III		2,854	54.55	1,556	—	—	1,556
OCEAN SUCCESS SHIPPING LIMITED		5,112	24.00	1,228	—	—	1,228
SHC-EN Fund		9,916	43.48	4,312	—	—	4,312
SP New Technology Business investment Fund I		8,484	23.26	1,974	—	—	1,974
Albatross Growth Fund		9,187	36.36	3,341	—	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		10,171	50.00	5,085	—	—	5,085
Midas Dong-A Snowball Venture Fund		2,255	53.33	1,202	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		2,963	5.00	148	—	—	148
SH Rental Service		303	20.00	61	—	—	61
SM New Technology Business Investment Fund I		5,312	36.36	1,931	—	—	1,931

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
AJU-SHC WIN-WIN COMPANY FUND 4		9,100	21.98	2,000	—	—	2,000
APC Fund		133,887	25.18	33,715	—	—	33,715
BNH-CJ Bio Healthcare Fund		34,104	26.67	9,095	—	—	9,095
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,021	50.00	28,010	—	—	28,010
Shinhan Praxis K-Growth Global Private Equity Fund		45,653	18.87	8,614	—	—	8,614
BNP Paribas Cardif General Insurance		17,396	10.00	1,739	—	—	1,739
SHBNPP Private Korea Equity Long-Short Professional Feeder		94,739	29.24	28,076	—	—	28,076
Shinhan-Stonebridge Petro PEF		979,031	1.82	17,841	—	—	17,841

	~~W~~	3,391,107		452,593	(240)	(59,347)	393,006

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*4)	Other adjustments represent an impairment loss, ~~W~~9,024 million and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date, ~~W~~2,394 million.
(*5)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	402,951	14.99	60,443	(230)	—	60,213
Aju Capital Co., Ltd. (*1)		749,882	12.85	96,365	—	(55,529)	40,836
Pohang TechnoPark 2PFV		13,259	14.90	1,975	—	—	1,975
Daewontos Co., Ltd. (*2)		(2,093)	36.33	(760)	—	760	—
Inhee Co., Ltd.		1,403	15.36	215	—	—	215
DAEGY Electrical Construction Co., LTD.		468	27.45	128	—	—	128
YEONWOONG SYSTEM		351	21.77	77	—	—	77
DOODOO LOGITECH		885	27.96	247	—	—	247
Neoplux Technology Valuation Investment Fund		22,577	33.33	7,526	—	—	7,526
EQP Global Energy Infrastructure Private Equity Fund (*2)		(1,375)	22.64	(311)	—	311	—
JAEYOUNG SOLUTEC CO., LTD. (*3)		34,147	10.45	3,567	—	2,169	5,736
Partners 4th Growth Investment Fund		18,221	25.00	4,555	—	—	4,555
PSA 1st Fintech Private Equity Fund		9,825	25.00	2,456	—	—	2,456
KTB Newlake Global Healthcare PEF (*4)		3,327	30.00	998	—	170	1,168
JAEYANG INDUSTRY (*5)		(2,571)	25.90	(666)	—	666	—
Tigris-Aurum Fund I		5,431	27.27	1,481	—	—	1,481
Treenkid		334	23.72	79	—	—	79
Chungyoung INC (*4)		(4,412)	18.94	(836)	—	836	—
Semantic		1,294	19.25	249	—	—	249
DAEKWANG SEMICONDUCTOR CO., LTD.		22,812	20.94	4,776	—	—	4,776
Branbuil CO., LTD. (*4)		(693)	15.53	(108)	—	108	—
SHC-IMM New Growth Fund		3,559	64.52	2,295	—	—	2,295
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI-New Growth Engines Investment Partnership		3,945	50.00	1,973	—	—	1,973
Shinhan K2 Secondary Fund		8,722	10.75	938	—	—	938
TS2013-6 M&A Investment Fund		7,500	25.00	1,874	—	—	1,874
Dream High Fund III		5,765	54.55	3,144	—	—	3,144
SP New Technology Business investment Fund I		8,398	23.26	1,954	—	—	1,954
Albatross Growth Fund		4,322	36.36	1,572	—	—	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		10,351	50.00	5,176	—	—	5,176
Midas Dong-A Snowball Venture Fund		2,360	53.33	1,258	—	—	1,258
IBKS-Shinhan Creative Economy New Technology Fund		5,188	5.00	259	—	—	259
SM New Technology Business Investment Fund I		5,080	36.36	1,846	—	—	1,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
SHC-Aju 4th	~~W~~	9,490	21.98	2,085	—	—	2,085
KCLAVIS Meister Fund No.4		2,553	20.00	511	—	—	511
KCLAVIS Meister Fund No.5		2,124	23.26	494	—	—	494
KCLAVIS Meister Fund No.2		5,108	38.83	1,984	—	—	1,984
Midas Dong-A Snowball Venture Fund 2		7,149	25.00	1,787	—	—	1,787
EN-Tigris Fund 1		4,139	47.62	1,971	—	—	1,971
SM New Technology Business Investment Fund II		1,971	4.55	90	—	—	90
KCLAVIS Meister Fund No.10		4,677	21.28	995	—	—	995
KCLAVIS Meister Fund No.9		1,356	34.48	468	—	—	468
KCLAVIS Meister Fund No.14		1,498	33.33	499	—	—	499
KCLAVIS Meister Fund No.17		11,458	26.09	2,989	—	—	2,989
SG No.9 Corporate Recovery Private Equity Fund		15,031	26.49	3,982	—	—	3,982
Plutus-SG Private Equity Fund		16,120	26.67	4,299	—	—	4,299
SG ARGES Private Equity Fund No.1		37,301	24.06	8,976	—	—	8,976
OST Progress- 2 Fund		5,287	27.62	1,460	—	—	1,460
Eum Private Equity Fund No.3		28,580	20.76	5,933	—	—	5,933
APC Fund		45,978	25.18	11,579	—	—	11,579
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		927	50.00	464	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		71,725	18.87	13,533	—	—	13,533
Credian Healthcare Private Equity Fund II		11,993	34.07	4,087	—	—	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		21,523	50.00	10,761	—	—	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		99,791	21.28	21,237	—	—	21,237
Brain Professional Private Trust No.4		19,338	27.49	5,316	—	—	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		57,454	44.84	25,764	—	—	25,764
Brain KS Qualified Privately Placed Fund No.6		9,793	50.00	4,896	—	—	4,896
M360 CRE Income Fund		54,094	42.83	23,167	—	—	23,167
BNP Paribas Cardif General Insurance		25,839	10.00	2,584	—	—	2,584
SHBNPP Private Korea Equity Long-Short Professional Feeder		89,256	15.88	14,180	—	—	14,180
SHBNPP Private Multi Strategy Professional Feeder No.1		16,985	29.55	5,014	—	—	5,014
Shinhan-Stonebridge Petro PEF		1,014,495	1.82	18,487	—	—	18,487

	~~W~~	3,034,251		404,339	(230)	(50,509)	353,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment.
(*2)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*3)	Net assets do not include non-controlling interests; and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date and the cumulative impairment.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*5)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(f)	The unrecognized equity method losses for the year ended December 31, 2016 and the cumulative unrecognized equity method losses as of December 31, 2016 are as follows:

	2016
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	(226)	(760)
EQP Global Energy Infrastructure Private Equity Fund		(311)	(311)
JAEYANG INDUSTRY		(18)	(18)

	~~W~~	(555)	(1,089)

17.	Investment properties, net

(a)	Investment properties as of December 31, 2015 and 2016 are as follows:

	2015		2016
Acquisition cost	~~W~~	266,893	438,004
Accumulated depreciation		(58,176)	(84,829)

Book value	~~W~~	208,717	353,175

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

17.	Investment properties, net (continued)
(b)	Changes in investment properties for the years ended December 31, 2015 and 2016 are as follows:

	2015		2016
Beginning balance	~~W~~	267,529	208,717
Acquisitions		10,336	175,835
Disposals		(53,347)	(20,479)
Depreciation		(13,117)	(19,588)
Amounts transferred from (to) property and equipment		(3,122)	10,898
Amounts transferred to assets held for sale(*)		—	(2,200)
Foreign currency adjustment		438	(8)

Ending balance	~~W~~	208,717	353,175

(*)	Comprise land and buildings, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2015 and 2016 were as follows:

	2014		2015	2016
Rental income	~~W~~	60,684	30,876	27,852
Direct operating expenses for investment properties that generated rental income		14,902	9,434	9,384

(d)	The fair value of investment property as of December 31, 2015 and 2016 is as follows:

	2015		2016
Land and buildings(*)	~~W~~	1,016,736	1,127,262

(*)	Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

18.	Other assets, net

Other assets as of December 31, 2015 and 2016 are as follows:

	2015		2016
Accounts receivable	~~W~~	7,034,582	5,333,459
Domestic exchange settlement debit		2,391,014	6,123,196
Guarantee deposits		1,214,199	1,167,045
Present value discount		(47,326)	(37,863)
Accrued income		1,250,507	1,342,009
Prepaid expense		132,153	115,583
Suspense payments		54,865	57,691
Sundry assets		55,369	58,347
Separate account assets		2,473,528	2,737,869
Advance payments		325,933	280,301
Unamortized deferred acquisition cost		1,042,788	975,365
Other		85,321	66,592
Allowances for impairment		(67,006)	(51,186)

	~~W~~	15,945,927	18,168,408

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

19.	Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2015 and 2016 are as follows:

	2015
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	~~W~~	774,939	127,756	647,183	—
1 ~ 5 years		1,294,374	79,795	1,214,579	—
Later than 5 years		13,728	28	13,700	—

	~~W~~	2,083,041	207,579	1,875,462	—

	2016
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	~~W~~	760,468	73,129	687,339	—
1 ~ 5 years		1,181,663	72,813	1,108,850	—
Later than 5 years		20,172	16	20,156	—

	~~W~~	1,962,303	145,958	1,816,345	—

(b)	The scheduled maturities of minimum lease payments of the Group as lessor as of December 31, 2015 and 2016 are as follows:

Operating leases

	Minimum lease payment
	2015		2016
Not later than 1 year	~~W~~	17,816	14,992
1 ~ 5 years		14,644	11,062

	~~W~~	32,460	26,054

(c)	Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2015 and 2016 are as follows:

	Minimum lease payment
	2015		2016
Not later than 1 year	~~W~~	199,139	179,057
1 ~ 5 years		232,718	162,683
Later than 5 years		3,873	3,720

	~~W~~	435,730	345,460

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2015 and 2016 are as follows:

	2015		2016
Loans	~~W~~	364,971	76,432
Securities
Trading assets		6,969,235	10,761,284
Financial assets designated at fair value through profit or loss		211,411	580,837
Available-for-sale financial assets		1,615,430	2,290,029
Held-to-maturity financial assets		6,061,673	8,011,985

		14,857,749	21,644,135

Deposits		779,549	701,366
Real estate		10,330	61,711
Other assets		116,359	—

	~~W~~	16,128,958	22,483,644

The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2015 and 2016 are ~~W~~7,545,051 million and ~~W~~8,877,166 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2015 and 2016 are as follows:

	2015
	Collateral held		Collateral sold or repledged
Securities	~~W~~	12,104,793	—
Others		270,100	—

	2016
	Collateral held		Collateral sold or repledged
Securities	~~W~~	11,417,208	—
Others		200	—

21.	Deposits

Deposits as of December 31, 2015 and 2016 are as follows:

	2015		2016
Demand deposits	~~W~~	83,639,042	93,632,192
Time deposits		122,918,419	126,325,628
Negotiable certificates of deposits		4,579,112	6,478,626
Note discount deposits		3,018,551	4,581,276
CMA (*)		2,280,816	2,473,048
Others		1,240,488	1,647,188

	~~W~~	217,676,428	235,137,958

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

22.	Trading liabilities

Trading liabilities as of December 31, 2015 and 2016 are as follows:

	2015		2016
Securities sold:
Equity	~~W~~	631,514	581,625
Debt		977,545	815,383
Others		72,726	93,757

		1,681,785	1,490,765
Gold deposits		453,605	485,995

	~~W~~	2,135,390	1,976,760

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2015 and 2016 are as follows:

	2015		2016	Reason for designation
Deposits	~~W~~	13,509	6,282	Combined instrument
Equity-linked securities sold		6,721,344	7,024,194	Combined instrument
Securities sold with embedded derivatives		2,094,947	2,193,032	Combined instrument
Securities sold		86,532	10,134	Evaluation and management on a fair value basis

	~~W~~	8,916,332	9,233,642

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

24.	Borrowings

(a)	Borrowings as of December 31, 2015 and 2016 are as follows:

	2015
	Interest rate (%)	Amount
Borrowings in won:
Borrowings from Bank of Korea	0.50~0.75	~~W~~	2,001,467
Others	0.00~4.35		5,760,512

			7,761,979

Borrowings in foreign currency:
Overdraft due to banks	0.00~0.76		180,640
Borrowings from banks	0.10~7.95		4,342,989
Others	0.47~1.18		2,088,665

			6,612,294

Call money	0.32~7.00		643,414
Bills sold	0.75~2.00		24,803
Bonds sold under repurchase agreements	0.69~3.49		6,621,251
Due to Bank of Korea in foreign currency	0.10		71,809
Bond issuance costs			(1,685)

		~~W~~	21,733,865

	2016
	Interest rate (%)	Amount
Borrowings in won:
Borrowings from Bank of Korea	0.50~0.75	~~W~~	2,669,027
Others	0.00~5.00		7,582,778

			10,251,805

Borrowings in foreign currency:
Overdraft due to banks	0.00		152,589
Borrowings from banks	0.24~3.95		3,717,391
Others	1.02~1.86		1,947,650

			5,817,630

Call money	0.10~10.00		1,130,476
Bills sold	0.65~1.52		12,427
Bonds sold under repurchase agreements	0.30~6.29		8,082,626
Bond issuance costs			(723)

		~~W~~	25,294,241

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

25.	Debt securities issued

Debt securities issued as of December 31, 2015 and 2016 are as follows:

	2015
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	31,019,830
Subordinated debt securities issued	2.72~5.10		3,940,808
Loss on fair value hedges			(52,579)
Bond issuance cost			(55,288)

			34,852,771

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.38		6,361,471
Gain on fair value hedges			25,983
Bond issuance cost			(18,941)

			6,368,513

		~~W~~	41,221,284

	2016
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	33,838,495
Subordinated debt securities issued	2.20~4.69		3,991,056
Loss on fair value hedges			(147,208)
Bond issuance cost			(38,178)

			37,644,165

Debt securities issued in foreign currencies:
Debt securities issued	0.03~4.38		5,526,809
Subordinated debt securities issued	3.88		1,189,067
Loss on fair value hedges			(9,977)
Bond issuance cost			(23,279)

			6,682,620

		~~W~~	44,326,785

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2015 and 2016 are as follows:

	2015		2016
Present value of defined benefit obligations	~~W~~	1,567,898	1,689,980
Fair value of plan assets		(1,341,768)	(1,559,101)

Recognized liabilities for defined benefit obligations	~~W~~	226,130	130,879

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2015 and 2016 were as follows:

	2015
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,346,881	(1,037,424)	309,457
Included in profit or loss:
Current service cost		161,539	—	161,539
Past service cost		—	—	—
Interest expense (income)		50,950	(41,121)	9,829

		212,489	(41,121)	171,368

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		(21,329)	—	(21,329)
Financial assumptions		142,484	—	142,484
Experience adjustment		(30,428)	—	(30,428)
- Return on plan assets excluding interest income		—	18,396	18,396

		90,727	18,396	109,123

Other:
Benefits paid by the plan		(71,964)	53,465	(18,499)
Contributions paid into the plan		—	(335,461)	(335,461)
Succession from associates		5,071	—	5,071
Change in subsidiaries		(15,403)	377	(15,026)
Effect of movements in exchange rates		97	—	97

		(82,199)	(281,619)	(363,818)

Ending balance	~~W~~	1,567,898	(1,341,768)	226,130

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Employee benefits (continued)

	2016
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,567,898	(1,341,768)	226,130
Included in profit or loss:
Current service cost		179,811	—	179,811
Past service cost		—	—	—
Interest expense (income)		50,892	(44,773)	6,119

		230,703	(44,773)	185,930

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		2,344	—	2,344
Financial assumptions		(297)	—	(297)
Experience adjustment		(41,538)	—	(41,538)
- Return on plan assets excluding interest income		—	19,448	19,448

		(39,491)	19,448	(20,043)

Other:
Benefits paid by the plan		(75,719)	62,350	(13,369)
Contributions paid into the plan		—	(254,413)	(254,413)
Succession from associates		6,280	55	6,335
Change in subsidiaries		250	—	250
Effect of movements in exchange rates		59	—	59

		(69,130)	(192,008)	(261,138)

Ending balance	~~W~~	1,689,980	(1,559,101)	130,879

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(c)	The composition of plan assets as of December 31, 2015 and 2016 are as follows:

	2015		2016
Plan assets comprise:
Equity securities	~~W~~	92,316	126,348
Debt securities		15,823	32,838
Due from banks		1,184,300	1,363,942
Other		49,329	35,973

	~~W~~	1,341,768	1,559,101

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Employee benefits (continued)

(d)	Actuarial assumptions as of December 31, 2015 and 2016 are as follows:

	2015	2016	Description
Discount rate	2.77%~3.53%	2.78%~3.40%	AA corporate bond yields
Future salary increase rate	2.68%~4.13% + Upgrade rate	2.50%~5.38% + Upgrade rate	Average for 5 years

(e)	Sensitivity analysis

Reasonably possible changes as of December 31, 2016 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	1,542,736	1,859,428
Future salary increase rate (1%p movement)		1,858,659	1,540,686

27.	Provisions

(a)	Provisions as of December 31, 2015 and 2016 are as follows:

	2015		2016
Asset retirement obligations	~~W~~	48,434	50,738
Expected loss related to litigation		25,945	34,471
Unused credit commitments		434,941	450,997
Bonus card points program		27,649	25,425
Financial guarantee contracts issued		81,374	79,238
Others		80,445	88,019

	~~W~~	698,788	728,888

(b)	Changes in provisions for the years ended December 31, 2015 and 2016 were as follows:

	2015
	Asset retirement		Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	~~W~~	44,181	33,377	402,877	33,113	107,209	73,408	694,165
Provision (reversal)		1,671	(4,474)	31,476	43,975	(32,700)	24,149	64,097
Provision used		(1,215)	(3,686)	—	(49,439)	—	(16,625)	(70,965)
Foreign exchange translation		—	728	588	—	2,552	270	4,138
Others (*1)		3,797	—	—	—	4,313	(757)	7,353

Ending balance	~~W~~	48,434	25,945	434,941	27,649	81,374	80,445	698,788

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Provisions (continued)

	2016
	Asset retirement		Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	~~W~~	48,434	25,945	434,941	27,649	81,374	80,445	698,788
Provision		2,714	11,387	15,419	51,745	3,887	25,174	110,326
Provision used		(2,647)	(3,226)	—	(54,300)	—	(17,649)	(77,822)
Foreign exchange translation		—	365	637	—	993	60	2,055
Others (*1)		2,237	—	—	331	(7,016)	(11)	(4,459)

Ending balance	~~W~~	50,738	34,471	450,997	25,425	79,238	88,019	728,888

(*1)	Others include the effects of decrease in discount and changes in discount rate.
(*2)	Provisions for card point were classified as fees and commission expense.

(c)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d)	Allowance for guarantees and acceptances as of December 31, 2015 and 2016 are as follows:

	2015		2016
Guarantees and acceptances outstanding	~~W~~	10,110,330	9,324,734
Contingent guarantees and acceptances		3,036,301	2,997,553
ABS and ABCP purchase commitments		2,668,370	2,060,089
Endorsed bill		29,549	32,187

	~~W~~	15,844,550	14,414,563

Allowance for loss on guarantees and acceptances	~~W~~	81,374	79,238
Ratio	%	0.51	0.55

28.	Liability under insurance contracts

(a)	Insurance risk

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

(c)	Insurance liabilities as of December 31, 2015 and 2016 are as follows:

	2015		2016
Policy reserve	~~W~~	20,041,489	22,366,865
Policyholder’s equity adjustment		16,795	10,569

	~~W~~	20,058,284	22,377,434

(d)	Policy reserve as of December 31, 2015 and 2016 are as follows:

	2015		2016
Interest rate linked	~~W~~	13,541,770	15,177,891
Fixed interest rate		6,499,719	7,188,974

	~~W~~	20,041,489	22,366,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

(e)	The details of policy reserves as of December 31, 2015 and 2016 are as follows:

	2015
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	4,228,561	8,346,382	6,439,851	19,014,794	37,088	294	37,382	19,052,176
Guarantee reserve		11,212	30,927	167	42,306	—	—	—	42,306
Unearned premium reserve		3	454	—	457	531	—	531	988
Reserve for outstanding claims		65,059	666,320	149,891	881,270	28,644	—	28,644	909,914
Interest rate difference guarantee reserve		2,046	168	14	2,228	—	—	—	2,228
Mortality gains reserve		6,658	5,372	243	12,273	4	—	4	12,277
Interest gains reserve		16,340	271	22	16,633	—	—	—	16,633
Long term duration dividend reserve		60	10	2	72	—	—	—	72
Reserve for policyholder’s profit dividend		2,898	—	—	2,898	—	—	—	2,898
Reserve for losses on dividend insurance contract		1,997	—	—	1,997	—	—	—	1,997

	~~W~~	4,334,834	9,049,904	6,590,190	19,974,928	66,267	294	66,561	20,041,489

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

	2016
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	4,848,027	9,451,671	6,958,191	21,257,889	37,777	297	38,074	21,295,963
Guarantee reserve		11,265	44,288	156	55,709	—	—	—	55,709
Unearned premium reserve		3	376	—	379	465	—	465	844
Reserve for outstanding claims		79,017	714,129	155,735	948,881	29,788	—	29,788	978,669
Interest rate difference guarantee reserve		1,882	163	13	2,058	—	—	—	2,058
Mortality gains reserve		6,212	5,275	222	11,709	4	—	4	11,713
Interest gains reserve		17,356	268	21	17,645	—	—	—	17,645
Long term duration dividend reserve		56	10	2	68	—	—	—	68
Reserve for policyholder’s profit dividend		2,862	—	—	2,862	—	—	—	2,862
Reserve for losses on dividend insurance contract		1,334	—	—	1,334	—	—	—	1,334

	~~W~~	4,968,014	10,216,180	7,114,340	22,298,534	68,034	297	68,331	22,366,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

(f)	Reinsurance credit risk as of December 31, 2015 and 2016 are as follows:

	2015
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	~~W~~	852	1,630
A- to A+		533	749

	~~W~~	1,385	2,379

	2016
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	~~W~~	930	2,377
A- to A+		820	1,692

	~~W~~	1,750	4,069

(g)	Income or expenses on insurance for the years ended December 31, 2015 and 2016 are as follows:

	2014		2015	2016
Insurance income:
Premium income	~~W~~	4,199,227	4,421,381	4,558,453
Reinsurance income		3,595	4,239	6,840
Separate account income		18,298	22,208	20,805

		4,221,120	4,447,828	4,586,098
Insurance expenses:
Claims paid		(1,890,213)	1,946,669	2,007,831
Reinsurance premium expenses		(4,485)	5,306	8,405
Provision for policy reserves		(2,100,459)	2,277,549	2,325,010
Separate account expenses		(18,298)	22,207	20,805
Discount charge		(394)	458	548
Acquisition costs		(514,997)	596,124	559,213
Collection expenses		(13,251)	14,139	15,367
Deferred acquisition costs		370,925	(418,975)	(373,490)
Amortization of deferred acquisition costs		(463,148)	436,512	440,913

		(4,634,320)	4,879,989	5,004,602

Net loss on insurance	~~W~~	(413,200)	(432,161)	(418,504)

(h)	Maturity of premium reserve as of December 31, 2015 and 2016 are as follows:

	2015
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	14,258	89,356	458,102	598,282	1,157,664	3,590,347	5,908,009
Interest rate linked		44,685	75,385	1,550,233	572,951	1,123,881	9,777,032	13,144,167

Ending balance	~~W~~	58,943	164,741	2,008,335	1,171,233	2,281,545	13,367,379	19,052,176

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

	2016
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	25,096	175,097	549,783	598,030	1,186,510	4,026,275	6,560,791
Interest rate linked		38,828	220,839	1,711,187	469,287	1,227,833	11,067,198	14,735,172

Ending balance	~~W~~	63,924	395,936	2,260,970	1,067,317	2,414,343	15,093,473	21,295,963

(i)	Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2015 and 2016. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2015	2016	Measurement basis
Discount rate	2.55% ~ 6.88%	2.31% ~ 9.11%	Future rate of return on invested asset based on the rate scenario suggested by FSS

Mortality rate	7% ~ 202%	8% ~ 445%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years

Operating expense rate	Acquisition cost - The first time : 90% ~ 818% - From the second time : 0% ~ 258% Maintenance expense (each case): 1,325won ~ 4,500won Collection expenses (each case): 137won ~ 454won	Acquisition cost - The first time : 90% ~ 976% - From the second time : 0% ~ 283% Maintenance expense (each case): 1,300won ~ 5,636won Collection expenses (on gross premium): 0.03% ~ 1.03%	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year

Surrender ratio	1.17% ~ 63.16%	1.00% ~ 64.83%	Surrender ratio by classes of sales channel, product and transition period of last 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

The result of liability adequacy test as of December 31, 2015 and 2016 are as follows:

	2015
	Provisions for test		LAT base	Premium loss (surplus)(*)
Participating:
Fixed interest	~~W~~	601,588	1,468,506	866,918
Variable interest		745,094	808,354	63,260

		1,346,682	2,276,860	930,178

Non-Participating:
Fixed interest		5,017,317	4,389,627	(627,690)
Variable interest		11,615,842	9,600,136	(2,015,706)

		16,633,159	13,989,763	(2,643,396)

Option and guarantee		42,306	122,042	79,736

	~~W~~	18,022,147	16,388,665	(1,633,482)

	2016
	Provisions for test		LAT base	Premium loss (surplus)(*)
Participating:
Fixed interest	~~W~~	610,549	1,484,058	873,509
Variable interest		806,798	904,397	97,599

		1,417,347	2,388,455	971,108

Non-Participating:
Fixed interest		5,574,693	5,078,409	(496,283)
Variable interest		13,308,165	11,550,169	(1,757,997)

		18,882,858	16,628,578	(2,254,280)

	~~W~~	20,300,205	19,017,033	(1,283,172)

(*)	To the extent the premiums are deficient to cover expected future losses at the entity level, an additional reserve is recorded for the premium deficiency. As of December 31, 2015 and 2016 no additional reserve was required.

Sensitivity analysis as of December 31, 2015 and 2016 are as follows:

	LAT fluctuation
	2015		2016
Discount rate increased by 0.5%	~~W~~	(901,208)	(1,804,834)
Discount rate decreased by 0.5%		1,343,624	2,096,280
Operating expense increased by 10%		249,095	274,108
Mortality rate increased by 10%		541,400	696,982
Mortality rate increased by 5%		277,282	341,421
Surrender ratio increased by 10%		125,240	113,340

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Other liabilities

Other liabilities as of December 31, 2015 and 2016 are as follows:

	2015		2016
Accounts payable	~~W~~	8,535,444	7,258,267
Accrued expenses		2,821,615	2,835,472
Dividend payable		19,572	9,553
Advance receipts		168,550	180,626
Unearned income (*)		351,313	373,895
Withholding value-added tax and other taxes		478,483	338,771
Securities deposit received		721,936	713,417
Foreign exchange remittances pending		209,086	226,927
Domestic exchange remittances pending		2,227,750	980,663
Borrowing from trust account		2,972,023	3,447,078
Due to agencies		542,014	498,943
Deposits for subscription		86,111	46,983
Separate account liabilities		2,567,196	2,999,109
Sundry liabilities		1,480,086	969,010
Other		150,629	55,896
Present value discount account		(20,818)	(17,463)

	~~W~~	23,310,990	20,917,147

(*)	Changes in deferred (unearned) point income for the years ended December 31, 2015 and 2016 are as follows:

	2015		2016
Beginning balance	~~W~~	158,897	182,198
Deferred income		208,618	291,838
Recognized income		(227,077)	(283,379)

Ending balance	~~W~~	140,438	190,657

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity

(a)	Equity as of December 31, 2015 and 2016 are as follows:

	2015		2016
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		736,898	498,316

Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(423,536)	(458,461)

Accumulated other comprehensive income, net of tax:
Valuation gain (loss) on available-for-sale financial assets		826,712	394,183
Equity in other comprehensive income of associates		18,569	21,258
Foreign currency translation adjustments for foreign operations		(163,737)	(151,726)
Net loss from cash flow hedges		(12,202)	(13,464)
Other comprehensive income of separate account		8,795	4,466
Actuarial gains (losses)		(373,366)	(357,300)

		304,771	(102,583)

Retained earnings (*1)		17,689,134	18,640,038
Non-controlling interest (*2)		973,401	635,282

	~~W~~	31,813,056	31,744,980

(*1)	Restriction on appropriation of retained earnings is as follows:

1)	The controlling company’s legal reserve of ~~W~~1,756,387 million and ~~W~~1,845,691 million for the years ended December 31, 2015 and 2016, respectively.
2)	The controlling company’s regulatory reserve for loan loss of ~~W~~8,479 million and ~~W~~9,144 million for the years ended December 31, 2015 and 2016, respectively.
3)	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ~~W~~4,825,956 million for the years ended December 31, 2016.

(*2)	The hybrid bonds of ~~W~~801,298 million and ~~W~~496,392 million issued by Shinhan Bank were attributed to non-controlling interests as of December 31, 2015 and 2016, respectively. Dividends to those hybrid bonds of ~~W~~57,158 million and ~~W~~45,691 million were attributed to non-controlling interests for years ended December 31, 2015 and 2016, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

(b)	Capital stock

i) Capital stock of the Group as of December 31, 2015 and 2016 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks outstanding		474,199,587

On April 21, 2016, the Group redeemed all of its Series 12 redeemable preferred stock (11,100,000 shares) through profit redemption pursuant to the redemption conditions established at the issuance of the stock. Accordingly, the capital stock does not match the total amount of the par value for preferred stock issued. As of December 31, 2016, there is no outstanding redeemable preferred stock.

(c)	Hybrid bond

Hybrid bond classified as other equity as of December 31, 2015 and 2016 are as follows:

Issue date	Maturity date	Interest rate (%)	2015		2016
October 24, 2011	October 24, 2041	5.80	~~W~~	238,582	—
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455

			~~W~~	736,898	498,316

The hybrid bonds above can be repaid at par value early after 5 years from date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend was to be paid for common shares, the agreed interest was also not paid. On October 24, 2016, the Group exercised early redemption to all of the 1st hybrid bonds that are past 5 years or more from the date of issuance.

(d)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2015 and 2016 are as follows:

	2015		2016
Beginning balance	~~W~~	(393,405)	(423,536)
Transaction on redemption of hybrid bonds		—	(1,418)
Other transactions with owners		(30,131)	(33,507)

Ending balance	~~W~~	(423,536)	(458,461)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

(e)	Accumulated other comprehensive income

i) Changes in accumulated other comprehensive income for the years ended December 31, 2015 and 2016 are as follows:

	2015
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	~~W~~	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894
Change due to fair value		197,959	14,559	—	—	4,079	—	216,597
Reclassification:
Change due to impairment or disposal		(574,018)	(423)	—	—	—	—	(574,441)
Effect of hedge accounting		—	—	—	(126,428)	—	—	(126,428)
Hedging		(864)	—	(33,864)	130,296	—	—	95,568
Effects from exchange rate fluctuations		30,796	—	27,850	—	—	—	58,646
Remeasurements of the defined benefit plans		—	—	—	—	—	(107,598)	(107,598)
Deferred income taxes		80,137	(2,512)	(455)	(936)	(987)	25,785	101,032
Non-controlling Interests		80	—	839	—	—	2,582	3,501

Ending balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

	2016
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771
Change due to fair value		(123,415)	1,813	—	—	(5,712)	—	(127,314)
Reclassification:
Change due to impairment or disposal		(445,040)	—	—	—	—	—	(445,040)
Effect of hedge accounting		—	—	—	(44,348)	—	—	(44,348)
Hedging		2,289	—	(54,393)	42,683	—	—	(9,421)
Effects from exchange rate fluctuations		(1,395)	—	52,936	—	—	—	51,541
Remeasurements of the defined benefit plans		—	—	—	—	—	20,513	20,513
Deferred income taxes		133,904	876	13,560	403	1,383	(4,845)	145,281
Non-controlling interests		1,127	—	(91)	—	—	398	1,434

Ending balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

(f)	Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2015 and 2016 are as follows:

	2015		2016
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,285,274	5,422,880
Redemption of preferred stock		—	(1,125,906)
Dividend to hybrid bonds		(34,488)	(36,091)
Net income		893,041	1,470,250

		6,143,827	5,731,133
Reversal of regulatory reserve for loan losses		—	3,191

		6,143,827	5,734,324

Appropriation of retained earnings:
Legal reserve		89,304	147,025
Dividends
Dividends on common stocks paid		569,040	687,589
Dividends on preferred stocks paid		61,938	—
Regulatory reserve for loan losses		665	—
Voluntary reserve (loss compensation reserve)		—	2,000
Loss on hybrid bond redemption		—	1,418

		720,947	838,032

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,422,880	4,896,292

Date of appropriation:		March 24, 2016	March 23, 2017

These statements of appropriation of retained earnings were based on the separate financial statements of the parent company.

(g)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and by Regulations for the Supervision of Financial Institutions at the account of regulatory reserve for loan losses.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2015 and 2016 were as follows:

	2015		2016
Beginning balance	~~W~~	2,235,402	2,192,635
Planned regulatory reserve for (reversal of) loan losses		(42,767)	60,136

Ending balance	~~W~~	2,192,635	2,252,771

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

ii)	Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2015 and 2016 are as follows:

	2015		2016
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	2,367,171	2,774,778
Adjustment for regulatory reserve for loan losses		46,053	(58,537)

Profit attributable to equity holders of Shinhan Financial Group after adjusted for regulatory reserve (*)	~~W~~	2,413,224	2,716,241

Basic and diluted earnings per share after adjusted for regulatory reserve in won		4,886	5,612

(*)	Dividends for preferred stocks and hybrid bonds are deducted.

31.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2015 and 2016 are as follows:

	2015		2016
Total number of shares issued and outstanding		474,199,587	474,199,587
Par value per share in won (A)		5,000	5,000
Dividend per share in won (B)		1,200	1,450

Dividends (*)	~~W~~	569,040	687,589

Dividend rate per share (B/A)%		24.0	29.0

(*)	The amounts are proposed or declared dividends before the financial statements were authorized for issue but not recognized as a distribution to owners during the year.

(b)	As of December 31, 2016, there are no outstanding redeemable preferred stocks and no dividends on preferred stocks to be paid by the Group as an appropriation of retained earnings.

Dividends recognized as distributions to preferred stockholders for the year ended December 31, 2015 are as follows:

	2015
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580	~~W~~	61,938	100,000	5.58%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

31.	Dividends (continued)

(c)	Dividend for hybrid bond was calculated as follows for years ended December 31, 2015 and 2016:

	2015		2016
Amount of hybrid bond	~~W~~	740,000	500,000
Interest rate	%	4.38~5.80	4.38~5.80

Dividend (*)	~~W~~	34,488	36,091

(*)	The dividends to hybrid bonds that were early redeemed during the period are included.

(d)	There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2015 and 2016.

32.	Net interest income

Net interest income for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Interest income:
Cash and due from banks	~~W~~	236,919	225,554	185,534
Trading assets		583,234	510,764	454,274
Financial assets designated at fair value through profit or loss		36,894	48,264	43,398
Available-for-sale financial assets		825,790	665,561	632,829
Held-to-maturity financial assets		521,683	539,190	561,823
Loans		9,713,860	9,024,682	9,230,303
Others		142,127	115,689	128,141

		12,060,507	11,129,704	11,236,302
Interest expense:
Deposits		(3,449,480)	(2,861,027)	(2,586,742)
Borrowings		(443,668)	(325,564)	(300,759)
Debt securities issued		(1,301,872)	(1,183,758)	(1,085,830)
Others		(75,687)	(66,422)	(57,605)

		(5,270,707)	(4,436,771)	(4,030,936)

Net interest income	~~W~~	6,789,800	6,692,933	7,205,366

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Fees and commission income:
Credit placement fees	~~W~~	63,462	74,769	74,352
Commission received as electronic charge receipt		135,472	136,991	137,213
Brokerage fees		320,700	410,682	333,722
Commission received as agency		190,759	167,137	131,026
Investment banking fees		50,158	79,840	66,150
Commission received in foreign exchange activities		143,365	162,989	182,975
Asset management fees		60,635	86,144	115,574
Credit card fees		2,200,964	2,351,140	2,343,255
Others		394,985	426,837	419,329

		3,560,500	3,896,529	3,803,596
Fees and commission expense:
Credit-related fee		(32,757)	(43,337)	(32,401)
Credit card fees		(1,725,712)	(1,848,510)	(1,899,339)
Others		(332,873)	(383,703)	(306,317)

		(2,091,342)	(2,275,550)	(2,238,057)

Net fees and commission income	~~W~~	1,469,158	1,620,979	1,565,539

34.	Dividend income

Dividend income for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Trading assets	~~W~~	13,585	68,607	50,805
Available-for-sale financial assets		162,213	239,670	230,818

	~~W~~	175,798	308,277	281,623

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

35.	Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Trading assets:
Gain (loss) on valuation of debt securities	~~W~~	58,143	(6,451)	(47,017)
Gain (loss) on sale of debt securities		44,699	55,810	(1,933)
Gain on valuation of equity securities		33,007	19,355	161,234
Gain on sale of equity securities		46,636	125,552	70,603
Gain (loss) on valuation of other trading assets		(1,623)	(5,238)	18,336

		180,862	189,028	201,223

Trading liabilities:
Gain (loss) on valuation of securities sold		31,095	20,146	(121,262)
Gain (loss) on disposition of securities sold		15,280	(84,642)	5,174
Gain (loss) on valuation of other trading liabilities		(17,781)	24,366	(61,321)
Gain on disposition of other trading liabilities		1,296	1,805	2,589

		29,890	(38,325)	(174,820)

Derivatives:
Gain (loss) on valuation of derivatives		(246,519)	(803,990)	1,667
Gain on transaction of derivatives		298,259	309,189	341,440

		51,740	(494,801)	343,107

	~~W~~	262,492	(344,098)	369,510

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Financial assets designated at fair value through profit or loss:
Other securities
Gain on valuation	~~W~~	22,147	14,707	11,798
Debt securities
Gain (loss) on valuation		27,458	(19,786)	20,498
Gain on sale and redemption		19,770	14,651	16,625

		47,228	(5,135)	37,123

Equity securities
Dividend income		850	112	185
Gain (loss) on valuation		5,684	(24,509)	(5,664)
Gain on sale		2,451	46,200	5,747

		8,985	21,803	268

Financial liabilities designated at fair value through profit or loss:
Other securities
Gain (loss) on valuation		32	95	(97)
Gain (loss) on disposal and redemption		3	(111)	(109)

		35	(16)	(206)
Borrowings
Gain (loss) on valuation		(171,537)	778,451	(174,348)
Loss on disposal and redemption		(267,830)	(350,045)	(376,590)

		(439,367)	428,406	(550,938)

	~~W~~	(360,972)	459,765	(501,955)

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Impairment losses on:
Loans	~~W~~	(894,722)	(1,021,711)	(1,102,781)
Available-for-sale financial assets		(243,895)	(254,883)	(96,381)
Other financial assets		(49,706)	—	(4,851)

		(1,188,323)	(1,276,594)	(1,204,013)

Reversal of impairment losses on:
Available-for-sale financial assets		13,944	12,541	8,350

	~~W~~	(1,174,379)	(1,264,053)	(1,195,663)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

38.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Employee benefits:
Salaries	~~W~~	2,475,184	2,478,136	2,515,492
Severance benefits:
Defined contribution		18,608	20,203	22,007
Defined benefit		125,552	165,706	181,703
Termination benefits		120,308	105,031	106,833

		2,739,652	2,769,076	2,826,035
Rent		353,879	350,718	340,504
Entertainment		33,248	33,339	31,409
Depreciation		200,811	193,927	177,405
Amortization		112,155	75,060	74,222
Taxes and dues		197,433	195,729	164,177
Advertising		229,643	255,656	292,552
Research		11,871	13,442	14,070
Others		584,191	588,121	588,201

	~~W~~	4,462,883	4,475,068	4,508,575

39.	Share-based payments

(a)	Stock options granted as of December 31, 2016 are as follows:

	4th grant(*1)(*2)		5th grant(*1)(*2)		6th grant(*1)(*2)	7th grant(*1)(*2)
Grant date		March 30, 2005		March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won		~~W~~28,006		~~W~~38,829	~~W~~54,560	~~W~~49,053
Number of shares granted		2,695,200		3,296,200	1,301,050	808,700
Contractual exercise period		Within four years after three years from grant date		Within four years after three years from grant date	Within four years after three years from grant date	Within four years after three years from grant date

Changes in number of shares granted:
Balance at January 1, 2016		102,389		108,356	58,764	45,628
Exercised		—		—	—	—

Balance at December 31, 2016		102,389		108,356	58,764	45,628

Fair value per share	~~W~~	17,244	~~W~~	6,421	—	—

(*1)	The equity instruments granted are fully vested as of December 31, 2016. The weighted average exercise price for 315,137 stock options outstanding at December 31, 2016 is ~~W~~39,726.
(*2)	As of December 31, 2016, the exercise of the remaining stock options (4th, 5th, 6th and 7th grant) was temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

39.	Share-based payments (continued)

(b)	Performance shares granted as of December 31, 2016 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions	Increase rate of the stock price and achievement of target ROE
Operating period(*1)	4 or 5 years
Estimated number of shares vested at December 31, 2016	277,418	1,157,390
Fair value per share in won	~~W~~45,926, ~~W~~47,376, ~~W~~40,889 and ~~W~~45,766 (*2)	~~W~~45,250

(*1)	Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.
(*2)	~~W~~45,926 of fair value per unit is applied for the shares that are vested at December 31, 2013, ~~W~~47,376 for the shares that are vested at December 31, 2014, ~~W~~40,889 for the shares that are vested at December 31, 2015, ~~W~~45,766 for the shares that are vested at December 31, 2016.

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

(c)	Share-based compensation costs for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	(26)	(266)	(292)
5th		(18)	(291)	(309)
6th		(1)	(4)	(5)
7th		(216)	(876)	(1,092)
Performance shares		2,264	12,939	15,203

	~~W~~	2,003	11,502	13,505

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

39.	Share-based payments (continued)

	2015
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	(44)	(458)	(502)
5th		(31)	(500)	(531)
6th		—	—	—
7th		(4)	(15)	(19)
Performance shares		1,599	13,878	15,477

	~~W~~	1,520	12,905	14,425

	2016
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	51	533	584
5th		36	582	618
6th		—	—	—
7th		—	—	—
Performance shares		2,890	23,845	26,735

	~~W~~	2,977	24,960	27,937

(d)	Accrued expenses and the intrinsic value as of December 31, 2015 and 2016 are as follows:

	2015
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	103	1,079	1,182
5th		5	73	78
6th		—	—	—
7th		—	—	—
Performance shares		5,539	39,927	45,466

	~~W~~	5,647	41,079	46,726

The intrinsic value of share-based payments is ~~W~~46,726 million as of December 31, 2015. For calculating, the quoted market price ~~W~~39,550 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

39.	Share-based payments (continued)

	2016
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	155	1,611	1,766
5th		41	655	696
6th		—	—	—
7th		—	—	—
Performance shares		7,433	57,638	65,071

	~~W~~	7,629	59,904	67,533

The intrinsic value of share-based payments is ~~W~~67,533 million as of December 31, 2016. For calculating, the quoted market price ~~W~~45,250 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

40.	Net other operating expense

Other operating income and other operating expense for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Other operating income
Gain on sale of assets:
Loans	~~W~~	72,061	180,306	69,002
Others:
Gain on hedged items		422,637	356,090	392,913
Reversal of allowance for acceptances and guarantee		2,262	33,526	4,046
Gain on trust account		5,374	5,027	3,379
Gain on other allowance		37,567	6,988	30,419
Others		376,861	392,548	47,556

		844,701	794,179	478,313

		916,762	974,485	547,315

Other operating expense
Loss on sale of assets:
Loans		(1,249)	(10,759)	(11,021)
Others:
Loss on hedged items		(338,818)	(297,066)	(451,728)
Contribution		(250,159)	(274,685)	(252,178)
Loss on allowance for acceptances and guarantee		(12,867)	(825)	(7,933)
Loss on other allowance		(32,477)	(55,425)	(84,048)
Depreciation of operating lease assets		(9,058)	(9,895)	(8,315)
Others		(807,787)	(769,973)	(530,003)

		(1,451,166)	(1,407,869)	(1,334,205)

		(1,452,415)	(1,418,628)	(1,345,226)

Net other operating expenses	~~W~~	(535,653)	(444,143)	(797,911)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

41.	Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Other non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	1,229	2,379	3,343
Investment property		123,723	5,586	2,668
Lease assets		1,203	328	272
Others		405	433	95

		126,560	8,726	6,378

Gain on sale of investments in associates		—	95,485	5,218
Others:
Rental income on investment property		60,684	30,876	27,852
Reversal of impairment losses on intangible asset		—	982	301
Gain from assets contributed		259	714	53
Others		97,127	100,877	104,563

		158,070	133,449	132,769

		284,630	237,660	144,365

Other non-operating expense
Loss on sale of assets:
Property and equipment		(3,558)	(1,496)	(2,811)
Investment property		(5,168)	(55)	(248)
Lease assets		(2,108)	(2,714)	(2,429)
Others		(42)	(69)	(118)

		(10,876)	(4,334)	(5,606)

Loss on sale of investments in associates		(1,076)	(2,012)	(3,315)
Impairment loss on investments in associates		—	(9,024)	(7,339)

		(1,076)	(11,036)	(10,654)

Others:
Donations		(18,828)	(24,830)	(19,367)
Depreciation of investment properties		(13,795)	(13,117)	(19,588)
Impaired loss on property and equipment		—	—	(2,204)
Impaired loss on intangible assets		(12,458)	(3,125)	(3,411)
Write-off of intangible assets		(1,572)	(960)	(966)
Collecting of written-off expenses		(4,718)	(8,088)	(4,379)
Others		(39,121)	(25,705)	(26,355)

		(90,492)	(75,825)	(76,270)

		(102,444)	(91,195)	(92,530)

Net other non-operating income	~~W~~	182,186	146,465	51,835

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Current income tax expense	~~W~~	689,216	556,558	718,757
Adjustment for prior periods		(1,772)	(31,101)	(36,372)
Temporary differences		(37,003)	67,928	(480,280)
Income tax recognized in other comprehensive income		17,524	101,234	143,448

Income tax expenses	~~W~~	667,965	694,619	345,553

(b)	Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Profit before income taxes	~~W~~	2,867,576	3,140,578	3,170,472

Income taxes at statutory tax rates	~~W~~	692,384	758,345	765,395
Adjustments:
Non-taxable income		(31,865)	(16,421)	(30,839)
Non-deductible expense		21,874	7,862	18,786
Tax credit		(639)	(557)	(401)
Recognition of deferred tax assets related to expired unused tax losses (see note 42 (c)(*2))		—	—	(357,307)
Other		(12,017)	(42,869)	(13,709)
Refund due to adjustments of prior year tax returns		(1,772)	(11,741)	(36,372)

Income tax expense	~~W~~	667,965	694,619	345,553

Effective tax rate	%	23.29	22.12	10.90

The Group was subject to income taxes on taxable income at the following normal tax rates.

Taxable income	Tax Rate
~~W~~200 million or below	11.0%
Below ~~W~~20 billion	22.0%
~~W~~20 billion or above	24.2%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2015 and 2016 are as follows:

	2015
	Beginning balance		Profit or loss	Other comprehensive income/Other	Ending Balance (*1)
Unearned income	~~W~~	(135,815)	(2,726)	—	(138,541)
Account receivable		(16,186)	2,983	—	(13,203)
Trading assets		(49,125)	(10,107)	—	(59,232)
Available-for-sale		42,673	(31,883)	80,114	90,904
Investment in associates		18,277	(12,744)	(2,512)	3,021
Valuation and depreciation of property and equipment (*2)		(146,176)	(3,014)	(4,961)	(154,151)
Derivative asset (liability)		8,172	183,598	(936)	190,834
Deposits		29,208	(13,796)	—	15,412
Accrued expenses		111,436	(16,158)	—	95,278
Defined benefit obligation		279,207	47,005	23,835	350,047
Plan assets		(237,208)	(72,425)	1,178	(308,455)
Other provisions		206,498	(3,138)	—	203,360
Allowance for acceptances and guarantees		25,914	(5,840)	—	20,074
Allowance related to asset revaluation		(44,810)	(2,178)	—	(46,988)
Allowance for expensing depreciation		(634)	56	—	(578)
Deemed dividend		1,334	248	—	1,582
Accrued contributions		13,308	(2,047)	—	11,261
Financial instruments designated at fair value through profit of loss		42,023	(201,862)	—	(159,839)
Allowances		59,732	15,783	—	75,515
Fictitious dividend		5,375	(274)	—	5,101
Liability under insurance contracts		7,683	2,555	—	10,238
Other		(2,079)	(41,327)	(445)	(43,851)

	~~W~~	218,807	(167,291)	96,273	147,789

(*1)	Deferred tax assets from overseas subsidiaries were decreased by ~~W~~1,455 million due to foreign exchange rate movements.
(*2)	Other adjustments represent the deferred tax was changed, due to the retrospective adjustment of identifiable net assets recognized at the acquisition of PT Centratama Nasional Bank. (note 50)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense (continued)

	2016
	Beginning balance		Profit or loss	Other comprehensive income	Ending Balance (*1)
Unearned income	~~W~~	(138,541)	(693)	—	(139,234)
Account receivable		(13,203)	1,710	—	(11,493)
Trading assets		(59,232)	25,808	—	(33,424)
Available-for-sale		90,904	(137,598)	133,591	86,897
Investment in associates		3,021	16,215	876	20,112
Valuation and depreciation of property and equipment		(154,151)	7,291	—	(146,860)
Derivative asset (liability)		190,834	(66,004)	403	125,233
Deposits		15,412	2,750	—	18,162
Accrued expenses		95,278	13,422	—	108,700
Defined benefit obligation		350,047	34,510	(6,157)	378,400
Plan assets		(308,455)	(6,426)	1,173	(313,708)
Other provisions		203,360	18,389	—	221,749
Allowance for acceptances and guarantees		20,074	(544)	—	19,530
Allowance related to asset revaluation		(46,988)	11	—	(46,977)
Allowance for expensing depreciation		(578)	57	—	(521)
Deemed dividend		1,582	(204)	—	1,378
Accrued contributions		11,261	(2,497)	—	8,764
Financial instruments designated at fair value through profit of loss		(159,839)	100,954	—	(58,885)
Allowances		75,515	19,039	—	94,554
Fictitious dividend		5,101	(268)	—	4,833
Liability under insurance contracts		10,238	2,866	—	13,104
Other		(43,851)	(46,909)	13,562	(77,198)

	~~W~~	147,789	(18,121)	143,448	273,116

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities (*2)		—	357,307	—	357,307

	~~W~~	147,789	339,186	143,448	630,423

(*1)	Deferred tax assets from overseas subsidiaries were decreased by ~~W~~1,954 million due to foreign exchange rate movements.
(*2)	The Group did not previously recognize the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed as being remote. In 2016, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the relating recent tax refund, the Group recognized the deferred tax asset after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2015 and 2016 are as follows:

	January 1, 2015			Changes		December 31, 2015
	OCI (*2)		Tax effect	OCI (*2)	Tax effect	OCI (*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	~~W~~	1,436,480	(343,858)	(346,024)	80,114	1,090,456	(263,744)
Foreign currency translation adjustments for foreign operations		(135,080)	(23,027)	(5,185)	(445)	(140,265)	(23,472)
Gain (loss) on cash flow hedge		(19,966)	4,832	3,868	(936)	(16,098)	3,896
Equity in other comprehensive income of associates		6,610	335	14,136	(2,512)	20,746	(2,177)
The accumulated other comprehensive income in separate account (*1)		7,524	(1,821)	4,079	(987)	11,603	(2,808)
Remeasurements of the defined benefit liability		(387,947)	93,812	(104,244)	25,013	(492,191)	118,825

Income tax charged or credited directly to equity	~~W~~	907,621	(269,727)	(433,370)	100,247	474,251	(169,480)

	January 1, 2016			Changes		December 31, 2016
	OCI (*2)		Tax effect	OCI (*2)	Tax effect	OCI (*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	~~W~~	1,090,456	(263,744)	(566,121)	133,591	524,335	(130,153)
Foreign currency translation adjustments for foreign operations		(140,265)	(23,472)	(1,550)	13,562	(141,815)	(9,910)
Gain (loss) on cash flow hedge		(16,098)	3,896	(1,665)	403	(17,763)	4,299
Equity in other comprehensive income of associates		20,746	(2,177)	1,813	876	22,559	(1,301)
The accumulated other comprehensive income in separate account (*1)		11,603	(2,808)	(5,712)	1,383	5,891	(1,425)
Remeasurements of the defined benefit liability		(492,191)	118,825	21,050	(4,984)	(471,141)	113,841

Income tax charged or credited directly to equity	~~W~~	474,251	(169,480)	(552,185)	144,831	(77,934)	(24,649)

(*1)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.
(*2)	OCI : other comprehensive income

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense (continued)

(e)	The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2015 and 2016 are as follows:

	2015		2016
Tax loss carry forward (*)	~~W~~	99,449	99,449

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	~~W~~	—	—	99,449	—

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2015 and 2016 are as follows:

	2015		2016
Investment in subsidiaries	~~W~~	(149,604)	(283,161)

(g)	The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2015 and 2016 are as follows:

	2015		2016
Deferred tax assets	~~W~~	261,255	701,482
Deferred tax liabilities		(108,505)	(71,059)

43.	Earnings per share

Basic and diluted earnings per share for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	2,081,110	2,367,171	2,774,778
Less:
Dividends on preferred stock (*)		61,938	61,938	18,836
Hybrid bond		29,940	34,488	36,091

		91,878	96,426	54,927

Net profit available for common stock		1,989,232	2,270,745	2,719,851
Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587

Basic and diluted earnings per share in won	~~W~~	4,195	4,789	5,736

(*)	The amount of 2016 is the additionally paid amount based on the contractual dividend rate for the period from the beginning of the period to the day before the redemption date according to the redemption conditions of the redeemable preferred stocks.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2015 and 2016 are as follows:

	2015		2016
Guarantees:
Guarantee outstanding	~~W~~	10,110,330	9,324,734
Contingent guarantees		3,036,301	2,997,553

		13,146,631	12,322,287

Commitments to extend credit:
Loan commitments in won		53,677,696	54,077,528
Loan commitments in foreign currency		21,765,110	20,464,242
ABS and ABCP commitments(*)		2,668,370	2,060,089
Others		1,314,743	1,362,433

		79,425,919	77,964,292

Endorsed bills:
Secured endorsed bills		29,549	32,187
Unsecured endorsed bills		7,542,862	8,822,654

		7,572,411	8,854,841

Loans sold under repurchase agreement		2,099	2,099

	~~W~~	100,147,060	99,143,519

(*)	The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. The structured entities are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing or committing to purchase the asset-backed securities issued and/or providing other forms of credit enhancement. As the non-controlling interests in the structured entities are presented as liabilities in the consolidated statement of financial position of the Group, the Group does not recognize non-controlling interests for the consolidated structured entities. The Group provides ABCP purchase agreement amounting to ~~W~~1,138,282 million to the structured entities described above.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Commitments and contingencies (continued)

(b)	Legal contingencies

The Group’s pending lawsuits as a defendant for the years ended December 31, 2016 are as follows:

Case	Number of claim	Descriptions	Claim amount
Billing of Goods	1	The plaintiff filed claims against the Group for payment of goods that were based on a forged guarantee of payment. The first appeal was ruled against the Group, and therefore, the Group has paid the claim amount. The second court decided partially in favor of the Group and therefore retrieved the amount in partial. The case is pending in the second appeal.	43,761

Demands on stock return	1	The Medison stock sales contract made between the plaintiff and PEF has been discharged or cancelled. The plaintiff is demanding the return of Medison stocks based on the invalidity of the stock sales contract and the invalidity of option contracts and revised option contracts stated within the stock sales contract.	31,000

Lehman Brothers Special Financing Inc (LBSF)	1	A plaintiff, Lehman Brothers has claimed that the CDO investment that had been returned to the Group after bankruptcy should be returned to the Lehman Brothers. Because it was contrary to US bankruptcy law. While in internal discussion for arbitral proceeding and settlement with Leman Brothers, defendants including the Group have won the first trial and have currently denied to pay claim amount. Further action will be considered depending on the effects of the arbitration and the possibility of winning the second trial.	12,085

VAN Fee Fixing	2	Agency of VAN filed claims against VAN and the credit card company. The agency filed a lawsuit against VAN and the Group claiming for losses due to fee fixing. 2 cases were all for the same claim, and therefore, there were partial losses for VAN and the Group. All cases are currently pending in their second appeal.	4,312

Payment Guarantee	1	The plaintiff filed claims against the Group for guarantee deposit of receivable-backed ABL of KT ENS. The case are currently pending in its second appeal.	12,866

Others	183	Compensation for a loss claim, etc.	184,760

	189		288,784

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Commitments and contingencies (continued)

As of December 31, 2016, the Group recorded ~~W~~34,473 million as provisions and ~~W~~1,685 million as liabilities under insurance contracts with respect to these lawsuits. In respect of a claim for Lehman Brothers Special Financing Inc (LBSF) above the Group recognized a provision of ~~W~~5,438 million and in respect of others the Group recognized a provision of ~~W~~29,035. Additional losses might be incurred from these legal actions, but the result of such the lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

45.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Cash and due from banks	~~W~~	20,608,513	22,037,236	19,165,875
Due from financial institutions with a maturity over three months from date of acquisition		(4,739,947)	(4,590,643)	(4,458,286)
Restricted due from banks		(10,264,156)	(12,839,342)	(9,106,053)

	~~W~~	5,604,410	4,607,251	5,632,536

(b)	Significant non-cash activities for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Debt-equity swap	~~W~~	57,335	34,218	32,229
Transfers from construction-in-progress to property and equipment		4,054	3,255	15,405
Transfers between property and equipment and investment property		26,751	3,122	10,898
Transfers from assets held for sale to property and equipment		—	—	411
Transfers from property and equipment to assets held for sale		3,196	—	—
Transfers from investment property to assets held for sale		1,841	—	2,200

(c)	For the year ended December 31, 2015, the cash out flows related to the investments in Nam An Securities Co., Ltd., PT Bank Metro Express, PT Centratama Nasional Bank and PT. Shinhan Indo Finance amounted to ~~W~~163,172 million. For the year ended December 31, 2016, the cash out flows related to the investments in PT. Shinhan Sekuritas Indonesia amounted to ~~W~~4,280 million.

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties (continued)

(a)	Balances with the related parties as of December 31, 2015 and 2016 are as follows:

Related party	Account	2015		2016
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	99,953	49,990
”	Loans		160,000	210,000
”	Credit card loans		2,165	1,922
”	Allowances		(479)	(627)
”	Deposits		1,061	692
”	Provisions		55	73
UAMCO., Ltd.	Loans		23,100	—
”	Credit card loans		42	—
”	Allowances		(32)	—
”	Deposits		410	—
”	Provisions		46	—
Pohang TechnoPark2PFV	Deposits		14,662	14,658
BNP Paribas Cardif Life Insurance	Other assets		118	197
”	Credit card loans		108	127
”	Allowances		(1)	(1)
”	Accrued expenses		153	59
”	Deposits		644	353
”	Provisions		1	1
BNP Paribas Cardif General Insurance	Credit card loans		28	44
”	Allowances		(1)	(1)
”	Deposits		12	13
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Other liabilities		55	—
Kukdong Engineering & Construction CO., LTD	Credit card loans		11	—
”	Allowances		(1)	—
”	Deposits		5,388	—
”	Provisions		15	—
Dream High Fund III	Deposits		4	1
SH Rental Service	Deposits		219	—
SM New Technology Business Investment Fund I	Accounts receivable		55	—
Midas Dong-A Snowball Venture Fund	Deposits		303	427
IBKS-Shinhan Creative Economy New Technology Fund	Accounts receivable		—	12
”	Deposits		1,463	1,751
SP New Technology Business investment Fund I	Accounts receivable		19	—
”	Deposits		283	—
EQP Global Energy Infrastructure Private Equity Fund	Deposits		3	1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties (continued)

Related party	Account	2015		2016
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets	~~W~~	174	175
JAEYOUNG SOLUTEC CO., LTD.	Loans		15,276	14,356
”	Credit card loans		40	42
”	Allowances		(160)	(70)
”	Deposits		15,261	7,638
”	Provisions		15	7
Partners 4th Growth Investment Fund	Deposits		2,704	2,160
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		163	175
Credian Healthcare Private Equity Fund II	Deposits		—	7
Midas Dong-A Snowball Venture Fund 2	Deposits		—	242
IBKS-Shinhan Creative Economy New Technology Fund II	Accounts receivable		—	8
”	Deposits		—	179
PSA 1st Fintech Private Equity Fund	Deposits		—	525
SHBNPP Private Multi Strategy Professional Feeder No.1	Other assets		—	43
Eum Private Equity Fund No.3	Deposits		—	80
Branbuil CO., LTD.	Loans		—	15
”	Credit card loans		—	3
”	Allowances		—	(1)
”	Deposits		—	28
Semantic	Credit card loans		—	1
”	Allowances		—	(1)
Albatross Growth Fund	Accounts receivable		—	326
Key management personnel and their immediate relatives:	Loans		3,415	1,877

	Assets	~~W~~	303,993	278,612
	Liabilities		42,757	28,895

(b)	Transactions with the related parties for the years ended December 31, 2014, 2015 and 2016 are as follows:

Related party	Account	2014		2015	2016
Investments in associates
Aju Capital co., Ltd	Interest income	~~W~~	5,638	6,440	7,332
”	Fees and commission income		487	291	257
”	Other operating income		202	23	—
”	Reversal of credit losses		—	146	—
”	Interest expense		(1)	(1)	(2)
”	Fees and commission expense		(1,693)	(694)	(302)
”	Other operating expenses		—	—	(18)
”	Provision for credit losses		(340)	—	(149)
UAMCO., Ltd	Interest income		40	4	—
”	Fees and commission income		7	9	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties (continued)

Related party	Account	2014		2015	2016
”	Other operating income	~~W~~	—	4	—
”	Reversal of credit losses		1	—	—
”	Interest expense		(1)	—	—
”	Provision for credit losses		—	(32)	—
Pohang TechnoPark2PFV	Interest expense		(15)	(15)	(15)
BNP Paribas Cardif Life Insurance	Fees and commission income		1,731	1,994	1,712
”	Provision for credit losses		—	(1)	(1)
”	Non-operating expense		—	(847)	—
”	General and administrative expenses		—	(7)	(9)
”	Other operating expense		(4)	—	—
Kukdong Engineering & Construction CO., LTD	Interest income		—	26	—
”	Fees and commission income		15	16	—
”	Reversal of credit losses		—	1	—
”	Interest expense		(40)	(35)	—
”	Fees and commission expense		(4)	(3)	—
”	Other operating expenses		—	(15)	—
”	Provision for credit losses		(1)	—	—
BNP Paribas Cardif General Insurance	Fees and commission income		9	10	4
”	Provision for credit losses		—	(1)	(1)
”	Reversal of credit losses		1	—	—
Shinhan K2 Secondary Fund	Fees and commission income		465	116	170
Dream High Fund III	Interest expense		(6)	(5)	—
Midas Dong-A Snowball Venture Fund	Fees and commission income		—	30	28
”	Interest expense		—	(3)	(4)
SHC-EN Fund	Fees and commission income		8	54	15
SP New Technology Business investment Fund I	Fees and commission income		5	79	30
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		—	39	37
”	Interest expense		—	(2)	(1)
SH Rental Service	Interest expense		—	(1)	—
SM New Technology Business Investment Fund I	Fees and commission income		—	96	—
JAEYOUNG SOLUTEC CO., LTD.	Interest income		—	616	671
”	Fees and commission income		—	1	1
”	Other operating income		—	—	7
”	Reversal of credit losses		—	—	89
”	Interest expense		—	(47)	(21)
”	Provision for credit losses		—	(160)	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties (continued)

Related party	Account	2014		2015	2016
”	Other operating expense	~~W~~	—	(15)	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		21	21	55
APC Fund	Fees and commission income		—	—	175
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		—	391	691
Partners 4th Growth Investment Fund	Interest expense		—	(6)	(2)
Albatross Growth Fund	Interest expense		—	—	(6)
PSA 1st Fintech Private Equity Fund	Interest expense		—	—	(5)
IBKS-Shinhan Creative Economy New Technology Fund II	Fees and commission income		—	—	22
Midas Dong-A Snowball Venture Fund 2	Interest expense		—	—	(1)
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		—	506	785
SHBNPP Private Multi Strategy Professional Feeder No.1	Fees and commission income		—	—	160
Semantic	Interest income		—	—	15
”	Provision for credit losses		—	—	(1)
Branbuil CO., LTD.	Fees and commission income		—	—	1
”	Provision for credit losses		—	—	(1)
Treenkid	Interest income		—	—	3
Key management personnel and their immediate relatives
Interest income			170	119	68

		~~W~~	6,624	9,142	11,789

The above outstanding balances and transactions have arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Short-term employee benefits	~~W~~	18,711	18,462	16,428
Severance benefits		422	393	418
Share-based payment transactions		6,541	6,318	9,162

	~~W~~	25,674	25,173	26,008

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties (continued)

(d)	The guarantees provided between the related parties as of December 31, 2015 and 2016 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2015	2016	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~ 50,000	50,000	Unused credit line
	BNP Paribas Cardif Life Insurance	10,000	10,000	Unused credit line
	UAMCO., Ltd.	89,100	—	Unused credit line
	”	89,950	—	Security underwriting commitment
	Kukdong Engineering & Construction Co., LTD.	1,574	—	Performance guarantees
	Neoplux Technology Valuation Investment Fund	18,000	12,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.	600	600	Unused credit
	”	469	483	Import letter of credit

		~~W~~259,693	73,083

(e)	Details of collaterals provided by the related parties as of December 31, 2015 and 2016 were as follows:

Provided to	Provided by	Pledged assets	2015	2016
Shinhan Bank	Aju Capital Co., Ltd.	Beneficiary certificate	~~W~~160,000	160,000
	BNP Paribas Cardif Life Insurance	Government bonds	13,676	13,699
	Treenkid	Properties	—	200
	JAEYOUNG SOLUTEC CO., LTD.	Properties	20,814	20,814
	”	Guarantee insurance policy	7,214	7,037

			~~W~~201,704	201,750

47.	Information of trust business

(a)	Significant balances with trust business as of December 31, 2015 and 2016 are as follows:

	2015		2016
Borrowings from trust account	~~W~~	2,972,023	3,447,078
Accrued fees on trust accounts		21,515	30,485
Accrued interest expense		998	782

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

47.	Information of trust business (continued)

(b)	Transactions with trust business for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015	2016
Trust management fees	~~W~~	49,877	71,753	98,712
Fees on early withdrawal		—	1	87
Interest on borrowings from trust account		44,899	44,986	35,894

48.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group is involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

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

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Interests in unconsolidated structured entities (continued)

The size of unconsolidated structured entities as of December 31, 2015 and 2016 are as follows:

	2015		2016
Total assets:
Asset-backed securitization	~~W~~	83,587,652	108,649,039
Structured financing		55,864,638	66,759,795
Investment fund		34,418,872	33,891,120

	~~W~~	173,871,162	209,299,954

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2015 and 2016 are as follows:

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	302,074	5,683,497	38,013	6,023,584
Trading assets		1,793,038	44,733	—	1,837,771
Derivative assets		16,722	—	—	16,722
Available-for-sale financial assets		2,541,137	442,646	2,356,212	5,339,995
Held-to-maturity financial assets		2,496,659	—	—	2,496,659
Other assets		560	2,984	207	3,751

		7,150,190	6,173,860	2,394,432	15,718,482

Liabilities:
Derivative liabilities		8	—	—	8
Other		134	214	322	670

	~~W~~	142	214	322	670

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	380,961	5,791,745	106,234	6,278,940
Trading assets		2,082,684	30,266	31,791	2,144,741
Derivative assets		19,144	—	—	19,144
Available-for-sale financial assets		2,648,304	559,990	2,711,666	5,919,960
Held-to-maturity financial assets		2,612,564	—	—	2,612,564
Other assets		13,253	21,705	170	35,128

		7,756,910	6,403,706	2,849,861	17,010,477

Liabilities:
Derivative liabilities		137	—	—	137
Borrowings		—	1,318	—	1,318
Other		1,006	264	—	1,270

	~~W~~	1,143	1,582	—	2,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2015 and 2016 are as follows:

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,150,190	6,173,860	2,394,432	15,718,482
ABS and ABCP commitments		1,093,171	121,134	74,328	1,288,633
Loan commitments		1,589,389	475,091	13,500	2,077,980
Guarantees		65,000	43,240	—	108,240

	~~W~~	9,897,750	6,813,325	2,482,260	19,193,335

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,756,910	6,403,706	2,849,861	17,010,477
ABS and ABCP commitments		1,108,282	30,000	—	1,138,282
Loan commitments		977,383	328,236	47,246	1,352,865
Guarantees		83,000	28,060	—	111,060
Others		61,400	—	—	61,400

	~~W~~	9,986,975	6,790,002	2,897,107	19,674,084

49.	Acquisition of subsidiary in 2016

(a)	General information

On July 21, 2016, the Group obtained control of PT. Makinta Securities by acquiring 99% of the shares and changed the company’s name to PT. Shinhan Sekuritas Indonesia. The purpose of the business combination is to diversify the business by accelerating the entry into the Indonesian capital market and Asian emerging markets through the acquisition of control of the company.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Acquisition of subsidiary in 2016 (continued)

(b)	The fair value of assets and liabilities

The fair value of assets acquired and liabilities assumed by acquisition of PT. Shinhan Sekuritas Indonesia as of acquisition dates were as follows:

	Amount
Asset:
Cash and due from banks	~~W~~	18,815
Property and equipment		19
Intangible assets		7
Receivable		330
Deferred tax assets		96
Other assets		78

		19,345
Liabilities:
Accounts payable		329
Liabilities for defined benefit obligations		250
Other liabilities		19

		598

The fair value of the identifiable assets acquired and liabilities assumed	~~W~~	18,747

(c)	Goodwill

Goodwill arising from the acquisitions has been recognized as follows:

	Amount
Consideration transferred (cash)	~~W~~	22,987
Fair value of identifiable net assets		(18,747)
Non-controlling interest		187

Goodwill	~~W~~	4,427

(d)	Acquisition-related costs

The Group incurred acquisition-related costs of ~~W~~1,320 million on legal fees and due diligence costs. These costs were included in the administrative expenses.

50.	Measurement period adjustments for business combination

On December 18, 2015, the Group acquired 75% of voting shares of PT Centratama Nasional Bank (“CNB”), a local bank located in Indonesia, and obtained the control of CNB. The Group has reported provisional amounts in its prior financial statements in connection with the estimated fair value of assets acquired and liabilities assumed. In 2016, the Group retrospectively adjusted the provisional amounts recognized at the acquisition date upon completion of measurement for the business combination.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Measurement period adjustments for business combination (continued)

(a)	Details of the adjustments of the fair value of assets acquired and liabilities assumed are as follows:

	Before adjustments		Adjustments	After adjustments
Asset:
Cash and due from banks	~~W~~	23,577	—	23,577
Loans and receivables		51,443	—	51,443
Property and equipment (*1)		3,815	16,938	20,753
Intangible assets (*2)		48	1,306	1,354
Other assets		734	—	734

		79,617	18,244	97,861
Liabilities:
Deposits		66,179	—	66,179
Borrowings		837	—	837
Deferred tax liabilities (*3)		—	4,961	4,961
Other liabilities		520	—	520

		67,536	4,961	72,497

Fair value of the identifiable assets acquired and liabilities assumed	~~W~~	12,081	13,283	25,364

(*1)	The increase is due to the fair value measurement of the carrying value of land and building at the acquisition date.
(*2)	Identifiable intangible assets represent the estimated present value of costs saved due to the deposits with lower interest rates compared with normal borrowings.
(*3)	Amount arising from temporary differences due to the difference between the fair value of identifiable assets acquired and its tax value.

(b)	Details of adjustment for goodwill arising from the acquisition are as follows:

	Before adjustments		Adjustments	After adjustments
Consideration transferred (cash)	~~W~~	30,782	—	30,782
Net fair value of assets and liabilities		(12,081)	(13,283)	(25,364)
Non-controlling interests (*)		3,020	3,420	6,440

Goodwill	~~W~~	21,721	(9,863)	11,858

(*)	Non-controlling interests were measured in proportion to the recognized amount of the fair value of identifiable net assets.

51.	Business combination under common control

On December 6, 2016, PT Bank Shinhan Indonesia merged with PT Centratama Nasional Bank. The merger is accounted as a business combination under common control.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Business combination under common control (continued)

For the merger, the shares of PT Centratama Nasional Bank were exchanged with the shares of Shinhan Bank of Indonesia. The exchange ratio between the shares is one share of PT Bank Shinhan Indonesia for 2,357.93 shares of PT Centratama Nasional Bank. The purpose of the merger is for business synergy, cost reduction, and strengthening sales capacity in Indonesia.

(a)	Details of the fair value of assets acquired and liabilities assumed are as follows:

	Amount
Asset:
Cash and due from banks	~~W~~	15,066
Loans and receivables		66,339
Property and equipment		5,170
Other assets		8,995

		95,570

Liabilities:
Deposits		74,373
Other liabilities		8,885

		83,258

Fair value of the identifiable assets acquired and liabilities assumed	~~W~~	12,312

(b)	The change in the interest of the Group due to the merger is summarized as follows:

i) Before merger

	PT Bank Shinhan Indonesia		PT Centratama Nasional Bank
	Number of shares	Ratio	Number of shares	Ratio
The Group	217,850	97.76%	100,500,000	100%
Others	5,000	2.24%	—	0%

	222,850	100%	100,500,000	100%

ii) After merger

	PT Bank Shinhan Indonesia
	Number of shares	Ratio
The Group (*)	260,472	98.12%
Others	5,000	1.88%

	265,472	100%

(*)	As a result of unequal capital increase for the merger, the equity interest in PT Bank Shinhan Indonesia is 98.98%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

52.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements

STATEMENTS OF FINANCIAL POSITION

	December 31, 2015		December 31, 2016
Assets
Deposits with banking subsidiary	~~W~~	500,815	42
Receivables from subsidiaries:
Non-banking subsidiaries		1,234,622	934,664
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,859,864	13,859,864
Non-banking subsidiaries		11,343,295	11,843,295
Trading asset		517,597	195,026
Property, equipment and intangible assets, net		5,151	6,536
Other assets
Banking subsidiaries		59,014	167,781
Non-banking subsidiaries		148,921	159,851
Other		6,208	28,548

Total assets		27,675,487	27,195,607

Liabilities and equity
Borrowings		5,000	5,000
Debt securities issued		6,642,830	6,583,308
Accrued expenses & other liabilities		246,671	389,438

Total liabilities		6,894,501	6,977,746

Equity		20,780,986	20,217,861

Total liabilities and equity	~~W~~	27,675,487	27,195,607

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

52.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME

	2014		2015	2016
Income
Dividends from banking subsidiaries	~~W~~	361,524	451,524	651,524
Dividends from non-banking subsidiaries		561,210	611,823	994,615
Interest income from banking subsidiaries		1,201	2,429	2,187
Interest income from non-banking subsidiaries		57,163	56,443	35,005
Other income		80,879	80,122	57,011

Total income		1,061,977	1,202,341	1,740,342

Expenses
Interest expense		(271,909)	(241,312)	(197,519)
Other expense		(127,938)	(69,255)	(72,157)

Total expenses		(399,847)	(310,567)	(269,676)

Profit before income tax expense		662,130	891,774	1,470,666

Income tax expense (benefit)		(493)	(1,267)	416

Profit for the year	~~W~~	662,623	893,041	1,470,250

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

52.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2014		2015	2016
Cash flows from operating activities
Profit before income taxes	~~W~~	662,130	891,774	1,470,666
Non-cash items included in profit before tax		(645,338)	(876,454)	(1,480,864)
Changes in operating assets and liabilities		447,013	(456,937)	320,716
Net interest paid		(213,993)	(182,277)	(158,620)
Dividend received from subsidiaries		922,734	1,063,347	1,646,139

Net cash provided by operating activities		1,172,546	439,453	1,798,037

Cash flows from investing activities
Loan origination (collection) to non-banking subsidiaries		—	102,500	300,000
Acquisition of subsidiary		—	—	(500,000)
Other, net		(565)	(205)	(1,308)

Net cash provided by (used in) investing activities		(565)	102,295	(201,308)

Cash flows from financing activities
Issuance of hybrid bonds		—	199,455	—
Redemption of hybrid bonds		—	—	(240,000)
Redemption of preferred stock		—	—	(1,125,906)
Net changes in borrowings		—	(2,500)	—
Issuance of debt securities issued		818,238	1,497,553	1,597,413
Repayments of securities issued		(1,470,000)	(1,310,000)	(1,660,000)
Dividend paid		(399,791)	(546,160)	(669,103)

Net cash used in financing activities		(1,051,553)	(161,652)	(2,097,596)

Net increase (decrease) in cash and cash equivalents		120,428	380,096	(500,867)
Cash and cash equivalents at beginning of year		382	120,810	500,906

Cash and cash equivalents at end of year	~~W~~	120,810	500,906	39

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 23, 2017 (in English)†

2.1	Form of Common Stock Certificate (in English) † *

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*

4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English) † ***

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English) † ***

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English) †****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†*****

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

†	A fair and accurate translation from Korean into English.
*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.
**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.
***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.
****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 29, 2007.
*****	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2008.

E-1