Form 20-F
period 2017-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2018-04-30
CIK 1263043

As filed with the Securities and Exchange Commission on April 30, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

In this annual report, unless otherwise indicated, all references to “Won” or “ ~~W~~ ” are to the currency of the Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1,067.4 to US$1.00, which was the noon buying rate in the City of New York on December 29, 2017 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 13, 2018, the Noon Buying Rate was ~~W~~1,070.6 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

The selected consolidated income statement and balance sheet data set forth below for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements.” Historical results are not necessarily indicative of future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2013		2014		2015		2016		2017		2017(1)
	(In billions of Won and millions of US$, except per common share data)
Interest income	~~W~~	12,591	~~W~~	12,061	~~W~~	11,130	~~W~~	11,236	~~W~~	11,799	$11,054
Interest expense		(5,986)		(5,271)		(4,437)		(4,031)		(3,956)	(3,706)

Net interest income		6,605		6,790		6,693		7,205		7,843	7,348
Fees and commission income		3,490		3,561		3,897		3,804		4,045	3,790
Fees and commission expense		(2,103)		(2,091)		(2,276)		(2,238)		(2,334)	(2,187)

Net fees and commission income		1,387		1,469		1,621		1,566		1,711	1,603
Net insurance loss		(383)		(413)		(432)		(419)		(460)	(431)
Dividend income		156		176		308		282		257	241
Net trading income (loss)		75		262		(344)		370		963	902
Net foreign currency transaction gain		296		224		78		462		364	341
Net gain (loss) on financial instruments designated at fair value through profit or loss		(122)		(361)		460		(502)		(1,060)	(993)
Net gain on sale of available-for-sale financial assets		701		681		772		648		499	468
Impairment losses on financial assets		(1,340)		(1,174)		(1,264)		(1,196)		(1,015)	(951)
General and administrative expenses		(4,203)		(4,463)		(4,475)		(4,509)		(4,811)	(4,507)
Net other operating expenses		(540)		(536)		(444)		(798)		(462)	(434)

Operating income		2,632		2,655		2,973		3,109		3,829	3,587
Equity method income		7		31		21		10		20	19
Other non-operating income (loss), net		37		182		147		52		(53)	(49)

Profit before income taxes		2,676		2,868		3,141		3,171		3,796	3,557
Income tax expense		(621)		(668)		(695)		(346)		(848)	(795)

Profit for the year	~~W~~	2,055	~~W~~	2,200	~~W~~	2,446	~~W~~	2,825	~~W~~	2,948	$2,762

	Year Ended December 31,
	2013		2014		2015		2016		2017		2017(1)
	(In billions of Won and millions of US$, except per common share data)
Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations	~~W~~	(58)	~~W~~	(13)	~~W~~	(6)	~~W~~	12	~~W~~	(194)	$(182)
Net change in unrealized fair value of available-for-sale financial assets		(269)		136		(266)		(434)		(323)	(303)
Equity in other comprehensive income (loss) of associates		(5)		6		12		3		(23)	(21)
Net change in unrealized fair value of cash flow hedges		6		(16)		3		(1)		16	15
Other comprehensive income (loss) of separate account		(2)		6		2		(4)		(9)	(9)

		(328)		119		(255)		(424)		(533)	(500)

Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability		19		(154)		(82)		15		103	97
Equity in other comprehensive income (loss) of associates		—		—		—		—		1	1

		19		(154)		(82)		15		104	98

Total other comprehensive loss, net of income tax		(309)		(36)		(337)		(409)		(429)	(402)

Total comprehensive income for the year	~~W~~	1,746	~~W~~	2,164	~~W~~	2,109	~~W~~	2,416	~~W~~	2,519	$2,360

Net income attributable to:
Equity holders of the Group	~~W~~	1,898	~~W~~	2,081	~~W~~	2,367	~~W~~	2,775	~~W~~	2,918	$2,733
Non-controlling interest		157		119		79		50		30	29

Total comprehensive income attributable to:
Equity holders of the Group		1,591		2,046		2,034		2,367		2,490	2,333
Non-controlling interest		155		118		75		49		29	27

Earnings per share:
Basic earnings per share in Won and US$(2)		3,810		4,195		4,789		5,736		6,116	5.73
Dilutive earnings per share in Won and US$(3)		3,810		4,195		4,789		5,736		6,116	5.73

Notes:

(1)	Won amounts are expressed in U.S. Dollar at the rate of ~~W~~1,067.4 to US$1.00, the Noon Buying Rate in effect on December 29, 2017 for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.
(2)	Basic earnings per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.
(3)	Dilutive earnings per share are calculated in a manner consistent with basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common shares were converted into or exercised for common shares. Common shares issuable upon conversion of redeemable convertible preferred shares are potentially dilutive.

Consolidated Balance Sheet Data

	2013		2014		2015		2016		2017		2017(1)
	(In billions of Won and millions of US$, except per common share data)
Assets
Cash and due from banks	~~W~~	16,473	~~W~~	20,585	~~W~~	22,024	~~W~~	19,181	~~W~~	22,669	$21,237
Trading assets		18,033		24,362		22,638		26,696		28,464	26,667
Financial assets designated at fair value through profit or loss		3,361		2,737		3,244		3,416		3,579	3,353
Derivative assets		1,717		1,568		1,995		3,003		3,400	3,185
Loans, net		205,723		221,618		246,441		259,011		275,566	258,165
Available-for-sale financial assets		33,597		31,418		33,966		37,663		42,117	39,458
Held-to-maturity financial assets		11,031		13,373		16,192		19,805		24,991	23,413
Property and equipment, net		3,214		3,147		3,055		3,146		3,022	2,831
Intangible assets, net		4,226		4,153		4,266		4,227		4,272	4,002
Investments in associates		329		342		393		354		631	591
Current tax receivable		6		11		10		13		25	23
Deferred tax assets		196		228		164		641		592	555
Investment properties, net		690		268		209		353		418	392
Other assets, net		12,451		14,203		15,947		18,167		16,552	15,508
Assets held for sale		243		9		4		4		8	7

Total assets	~~W~~	311,290	~~W~~	338,022	~~W~~	370,548	~~W~~	395,680	~~W~~	426,306	$399,387

Liabilities
Deposits	~~W~~	178,810	~~W~~	193,710	~~W~~	217,676	~~W~~	235,138	~~W~~	249,419	$233,670
Trading liabilities		1,258		2,689		2,135		1,977		1,848	1,732
Financial liabilities designated at fair value through profit or loss		5,909		8,996		8,916		9,234		8,298	7,774
Derivative liabilities		2,019		1,718		2,599		3,528		3,488	3,267
Borrowings		20,143		22,974		21,734		25,294		27,587	25,845
Debt securities issued		37,491		37,335		41,221		44,327		51,341	48,099
Liability for defined benefit obligations		118		309		226		131		7	7
Provisions		750		694		699		729		429	402
Current tax payable		239		257		142		273		349	327
Deferred tax liabilities		15		10		16		11		10	9
Liabilities under insurance contracts		15,662		17,776		20,058		22,377		24,515	22,967
Other liabilities		19,021		21,040		23,313		20,916		25,312	23,714

Total liabilities	~~W~~	281,435	~~W~~	307,507	~~W~~	338,735	~~W~~	363,935	~~W~~	392,603	$367,813

	2013		2014		2015		2016		2017		2017(1)
	(In billions of Won and millions of US$, except per common share data)

Equity
Capital stock	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	$2,478
Hybrid bond		537		537		737		498		424	397
Capital surplus		9,887		9,887		9,887		9,887		9,887	9,263
Capital adjustments		(393)		(393)		(424)		(458)		(398)	(373)
Accumulated other comprehensive income		673		638		305		(102)		(530)	(496)
Retained earnings		14,189		15,869		17,690		18,640		20,791	19,478

Total equity attributable to equity holders of the Group		27,538		29,184		30,840		31,110		32,819	30,747
Non-controlling interest		2,317		1,331		973		635		884	827

Total equity	~~W~~	29,855	~~W~~	30,515	~~W~~	31,813	~~W~~	31,745	~~W~~	33,703	$31,574

Total liabilities and equity	~~W~~	311,290	~~W~~	338,022	~~W~~	370,548	~~W~~	395,680	~~W~~	426,306	$399,387

Note:

(1)	Won amounts are expressed in U.S. Dollar at the rate of ~~W~~1,067.4 to US$1.00, the Noon Buying Rate in effect on December 29, 2017 for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

Dividends

	Year Ended December 31,
	2013		2014		2015		2016		2017
	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	~~W~~	650	~~W~~	950	~~W~~	1,200	~~W~~	1,450	~~W~~	1,450
In U.S. Dollars(1)		$0.62		$0.87		$1.03		$1.20		$1.36
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	5,580	~~W~~	5,580	~~W~~	5,580	~~W~~	N/A	~~W~~	N/A
In U.S. Dollars(1)		$5.29		$5.12		$4.77	$	N/A	$	N/A

Note:

(1)	Won amounts for 2013, 2014, 2015, 2016 and 2017 are expressed in U.S. Dollar at the rate of ~~W~~1,055.3, ~~W~~1,090.9, ~~W~~1,169.3, ~~W~~1,203.7 and ~~W~~1,067.4, respectively, to US$1.00, the Noon Buying Rate in effect on December 31, 2013, 2014, 2015, 2016 and 2017, respectively, for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

Selected Statistical Information

Profitability Ratios and Other Data

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	0.66%	0.68%	0.69%	0.73%	0.72%
Average total Group stockholders’ equity(1)	7.03	7.25	7.87	8.97	8.94
Dividend payout ratio(2)	19.47	24.66	27.21	25.62	23.92
Net interest spread(3)	1.95	1.93	1.78	1.83	1.94
Net interest margin(4)	2.36	2.31	2.08	2.06	2.13
Efficiency ratio(5)	88.25	87.31	88.15	88.73	89.04
Cost-to-income ratio(6)	52.41	55.32	52.74	51.34	52.39
Cost-to-average assets ratio(1)(7)	6.48	6.09	6.56	6.45	7.48
Equity to average asset ratio(1)(8)	9.43	9.36	8.72	8.14	8.00

Notes:

(1)	Average total assets (including average interest-earning assets), liabilities (including average interest-bearing liabilities) and stockholder’s equity are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Represents the ratio of total dividends declared on common and preferred stock and hybrid bonds as a percentage of net income attributable to the Group.
(3)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income. Efficiency ratio is used as a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2013		2014		2015		2016		2017
	(In billions of Won, except percentages)
Non-interest expense (A)	~~W~~	20,100	~~W~~	19,733	~~W~~	23,368	~~W~~	24,957	~~W~~	30,831

Divided by
The sum of net interest income and non-interest income (B)		22,776		22,601		26,509		28,127		34,627
Net interest income		6,605		6,790		6,693		7,205		7,843
Non-interest income		16,171		15,811		19,816		20,922		26,784
Efficiency ratio ((A) as a percentage of (B))		88.25%		87.31%		88.15%		88.73%		89.04%

(6)	Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(7)	Represents the ratio of non-interest expense to average total assets.

(8)	Represents the ratio of average stockholders’ equity to average total assets.

Asset Quality Ratios

	As of December 31,
	2013		2014		2015		2016		2017
	(In billions of Won, except percentages)
Total gross loans	~~W~~	207,987	~~W~~	223,879	~~W~~	248,429	~~W~~	261,004	~~W~~	277,489
Total allowance for loan losses	~~W~~	2,476	~~W~~	2,501	~~W~~	2,318	~~W~~	2,361	~~W~~	2,311
Allowance for loan losses as a percentage of total loans		1.19%		1.12%		0.93%		0.90%		0.83%
Impaired loans(1)	~~W~~	2,386	~~W~~	2,127	~~W~~	1,902	~~W~~	1,804	~~W~~	1,793
Impaired loans as a percentage of total loans		1.15%		0.95%		0.77%		0.69%		0.65%
Allowance as a percentage of impaired loans		103.77%		117.58%		121.87%		130.88%		128.89%
Total non-performing loans(2)	~~W~~	1,197	~~W~~	1,286	~~W~~	1,333	~~W~~	1,174	~~W~~	1,075
Non-performing loans as a percentage of total loans		0.58%		0.57%		0.54%		0.45%		0.39%
Allowance as a percentage of total assets		0.80%		0.74%		0.63%		0.60%		0.54%

Notes:

(1)	Impaired loans include (i) loans for which the borrower has defaulted under Basel standards applicable during the relevant period and (ii) loans that qualify as “troubled debt restructurings” applicable during the relevant period.
(2)	Non-performing loans are defined as loans, whether corporate or retail, that are past due more than 90 days.

Capital Ratios

	As of December 31,
	2013	2014	2015	2016	2017
	(Percentages)
Group BIS ratio(1)	13.43%	13.05%	13.39%	15.00%	14.78%
Total capital adequacy ratio of Shinhan Bank	16.29	15.43	14.75	15.70	15.59
Adjusted equity capital ratio of Shinhan Card(2)	30.41	29.69	28.88	26.23	24.52
Solvency ratio for Shinhan Life Insurance(3)	253.06	230.69	204.19	178.28	175.41

Notes:

(1)	Under the guidelines of the Financial Services Commission applicable to financial holding companies, the minimum requisite capital ratio applicable to us is the Bank for International Settlement (“BIS”) ratio of 8%. This computation is based on our consolidated financial statements in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”
(2)	Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Services Commission for credit card companies. Under these guidelines, a credit card company is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on the consolidated financial statements of the credit card company prepared in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Credit Card Companies — Capital Adequacy.”
(3)	Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the guidelines issued by the Financial Services Commission for life insurance companies. Under these guidelines, Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Insurance Companies — Capital Adequacy.”

The Financial Services Commission regulations require that capital ratios be computed based on our consolidated financial statements under IFRS and regulatory guidelines. The following table sets forth our capital ratios computed on the basis of our consolidated financial statements under IFRS and the regulatory guidelines of the Financial Services Commission.

	As of December 31,
	2015		2016		2017
	(In millions of Won, except percentages)
Risk-weighted assets	~~W~~	203,274,542	~~W~~	198,642,643	~~W~~	207,768,636
Total risk-adjusted capital	~~W~~	27,216,448	~~W~~	29,786,515	~~W~~	30,713,464
Tier I capital	~~W~~	23,194,191	~~W~~	26,210,420	~~W~~	27,672,892
Tier I common equity capital	~~W~~	21,882,816	~~W~~	25,325,054	~~W~~	26,756,509
Capital adequacy ratio (%)		13.39%		15.00%		14.78%
Tier I capital adequacy ratio (%)		11.41%		13.19%		13.32%
Common equity capital adequacy ratio (%)		10.77%		12.75%		12.88%

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2013	1,055.3	1,094.6	1,161.3	1,050.1
2014	1,090.9	1,054.0	1,117.7	1,008.9
2015	1,169.3	1,133.7	1,196.4	1,063.0
2016	1,203.7	1,160.5	1,242.6	1,090.3
2017	1,067.4	1,141.6	1,207.2	1,067.4
October	1,115.7	1,130.9	1,146.5	1,115.7
November	1,084.8	1,099.8	1,120.0	1,079.3
December	1,067.4	1,082.9	1,094.6	1,067.4
2018 (through April 13)	1,070.6	1,070.1	1,093.0	1,054.6
January	1,068.3	1,065.6	1,073.6	1,057.6
February	1,082.1	1,078.5	1,093.0	1,065.3
March	1,061.0	1,069.9	1,081.3	1,060.3
April (through April 13)	1,070.6	1,063.9	1,070.6	1,054.6

Source: Federal Reserve Board

Note:

(1)	The average rate for annual and interim periods were calculated by taking the simple average of the Noon Buying Rates on the last day of each month during the relevant period. The average rates for the monthly periods (or portion thereof) were calculated by taking the simple average of the daily Noon Buying Rates during the relevant month (or portion thereof).

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. Dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. Dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. Dollars are based on the Noon Buying Rate in effect on December 29, 2017, which was ~~W~~1,067.4 to US$1.00. On April 13, 2018, the Noon Buying Rate in effect was ~~W~~1,070.6 to US$1.00.

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

Accordingly, Shinhan Bank’s delinquency ratio (based on delinquency of one or more month and net of charge-offs and loan sales) increased from 0.48% as of December 31, 2010 to 0.60% as of December 31, 2011 and 0.61% as of December 31, 2012. However, primarily due to a modest rebound in the housing market and Shinhan Bank’s active efforts to reduce its exposure to such troubled industries and other at-risk borrowers through preemptive risk management policies and increased lending to borrowers with high-quality credit profiles as part of Shinhan Bank’s strategic initiative to improve its asset quality, Shinhan Bank’s delinquency ratio decreased to 0.39% as of December 31, 2013 and 0.31% as of December 31, 2014, remained stable at 0.33% as of December 31, 2015 and further decreased to 0.28% as of December 31, 2016 and 0.23% as of December 31, 2017. There is no assurance, however, that Shinhan Bank will not experience further loan losses from borrowers in the troubled industries since the quality of loans to such borrowers may further deteriorate due to the continued slump in these industries or for other reasons. As for Shinhan Card, its delinquency ratio under the Financial Services Commission guidelines decreased from 2.64% as of December 31, 2012 to 2.15%, 2.18%, 1.69%, 1.68% and 1.49% as of December 31, 2013, 2014, 2015, 2016 and 2017, respectively, largely as a result of its enhanced preemptive risk management and controlled asset growth as well as the sale of large non-performing loans to improve its asset quality.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2017, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 38 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to “small office, home office” (“SOHO”) with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means, although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Although net interest margin may improve if the base interest rate is increased during 2018, the effect on Shinhan Bank’s results of operations may be less beneficial due to increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. In addition, the Government regulations adopted in 2012 mandating lower merchant fees chargeable to small- and medium-sized enterprises (which are subject to revision every three years) and the Government guidelines issued in 2013 suggesting lower standard interest rates for cash advances and card loans have reduced, and are likely to continue to limit, the revenues of credit card companies, including Shinhan Card. Beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized enterprises went into effect. In addition, due to the implementation of the Improper Solicitation and Graft Act on September 28, 2016, revenue growth for corporate cards and service related industries such as dining, floral and entertainment have shown signs of decline. In July 2017, the Enforcement Decree of the Specialized Credit Finance Business Act was amended to expand the range of small- and medium-sized enterprises subject to lower merchant fees. Additional regulations on loans reducing maximum interest rates chargeable from 27.9% to 24% came into effect in February 2018, placing further downward pressure on the results of operations for credit card companies for 2018 and beyond, and amendments to regulations requiring further downward adjustments to merchant fees are expected to continue in the near future. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected.

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

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since July 2015, the Financial Services Commission has provided, through the Korea Financial Telecommunications and Clearings Institute, the integrated automatic payment transfer management service, which allows account holders to search for, terminate or modify automatic payments they have set up with financial institutions participating in such service (currently including banks, securities companies and other financial institutions such as The Post Office, Korean Federation of Community Credit Cooperatives, National Credit Union Federation of Korea, Mutual Savings Bank and National Forestry Cooperative Federation). In addition, the Financial Services Commission began providing the integrated account management service from December 2016, which allows account holders to search for detailed information of their bank accounts opened in banks participating in such service, close small-sum inactive accounts (i.e., accounts with no transaction activity during the previous one year period and with a balance of less than ~~W~~500,000) and transfer the balance in such accounts to other accounts. Moreover, in December 2017, the Financial Services Commission introduced the “my account at a glance” system, which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on one page. The “my account at a glance” system is expected to become available on mobile channels and expand its scope of services to include savings banks and securities within 2018. Since their introduction, the integrated automatic payment transfer management and integrated account management services have gained widespread acceptance, evidenced by the fact that, as of September 30, 2017, these services have been used by approximately 17.6 million and 8.0 million users, respectively. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations and may lead to significant changes in the current Korean financial market. As a result, Shinhan Bank may face difficulties in increasing or retaining its deposits, which in turn may result in an increase in its cost of funding and a decrease in its settlement and remittance service fee revenue.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. Also, widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to the competitive threat faced by existing credit card service providers, including our credit card subsidiary. In 2015, the Government announced its plans to allow Internet-only banks to operate in Korea. KT consortium’s K-Bank and Kakao consortium’s Kakao Bank commenced operations in April 2017 and July 2017, respectively. Internet-only banks may have advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices (including a requirement to maintain a certain ratio of core capital to total risk exposure, which was introduced in January 2018 in order to control excessive leverage), which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, whose minimum requirements were phased in sequentially from December 1, 2013 through full implementation by January 1, 2015, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission is currently implementing the Basel III requirements relating to liquidity coverage ratio and capital conservation buffer, each of which will be fully phased in by January 1, 2019. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee on Banking Supervision (the “Basel Committee”), the capital ratio as required by the Basel Committee. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank are required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer to increase by 0.25% annually to 1.00% by January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of

0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. However, there is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, since January 1, 2015, we and our banking subsidiaries in Korea are required to maintain a minimum common equity Tier I capital adequacy ratio of 4.5%, a Tier I capital adequacy ratio of 6.0% and a total capital (BIS) ratio of 8.0%. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. In addition, as further described below, Shinhan Bank is also required to maintain a capital conservation buffer and additional capital as a domestic systemically important bank and may be required to maintain a countercyclical capital buffer. Also, our subsidiaries Shinhan Card, Shinhan Life Insurance and Shinhan Investment are each required to maintain a consolidated adjusted equity capital ratio of 8.0%, a solvency ratio of 100% and a net equity ratio of 100%, respectively.

While we and our subsidiaries currently maintain capital adequacy ratios in excess of the respective required regulatory minimum levels, we or our subsidiaries may not be able to continue to satisfy the capital adequacy requirements for a number of reasons, including an increase in risky assets and provisioning expenses, substitution costs related to the disposal of problem loans, declines in the value of securities portfolios, adverse changes in foreign currency exchange rates, changes in the capital ratio requirements, the guidelines regarding the computation of capital ratios, or the framework set by the Basel Committee upon which the guidelines of the Financial Services Commission are based, or other adverse developments affecting our asset quality or equity capital.

In December 2010, the Basel Committee issued final rules in respect of (i) a global regulatory framework for more resilient banks and banking systems and (ii) an international framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as “Basel III.” Under Basel III, Tier I capital is defined to include common equity Tier I and additional Tier I capital. Common equity Tier I capital is a new category of capital primarily consisting of common stock, capital surplus, retained earnings and other comprehensive income (progressively phased into the capital ratio calculation over several years). The new minimum capital requirements, including the minimum common equity Tier I requirement of 4.5% and additional mandatory capital conservation buffer requirement of 2.5%, are currently being implemented in phases until January 1, 2019. Additional discretionary countercyclical capital buffer requirements are also expected to be phased in, which will range at the discretion of national regulators between 0% and 2.5% of risk-weighted assets. Basel III also introduces a minimum leverage ratio requirement. On December 7, 2017, the Basel Committee finalized several key methodologies for measuring risk-weighted assets. The revisions include a standardized approach for credit risk, standardized approach for operational risk, revisions to the credit valuation adjustment (CVA) risk framework and constraints on the use of internal models. The Basel Committee had also previously finalized a revised standardized model for counterparty credit risk, revisions to the securitization framework and its fundamental review of the trading book, which updates both modeled and standardized approaches for market risk measurement. The revisions also include a capital floor set at 72.5% of total risk-weighted assets based on the revised standardized approaches to limit the extent to which banks can reduce risk-weighted asset levels through the use of internal models.

In order to implement the capital requirements under Basel III in Korea, the Regulation on the Supervision of the Banking Business was amended, effective December 1, 2013. Under the amended Regulation on the Supervision of the Banking Business, effective from January 1, 2015, commercial banks in Korea are required to maintain a minimum common equity Tier I ratio of 4.5%, a minimum Tier I capital ratio of 6.0% and a minimum total capital (BIS) ratio of 8.0%. The Regulation on the Supervision of the Banking Business was further amended on December 26, 2014, to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019. Capital conservation buffer requirements are also being phased in from January 1, 2016 in increments of 0.625% annually, to the effect that commercial banks in Korea will be required to maintain a capital conservation buffer of 2.5% as of January 1, 2019. If a commercial bank fails to maintain such capital conservation buffer requirements, such bank will be subject to certain restrictions relating to its use of income, such as distributing dividends and purchasing treasury stock. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group, Shinhan Bank and Jeju Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, for 2017. According to the instructions of the Financial Services Commission, domestic systematically important banks including the Bank are required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer to increase by 0.25% annually to 1.00% by January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%, and the Financial Supervisory Service is expected to maintain the countercyclical capital buffer requirement at 0% for the first quarter of 2018.

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

Credit ratings affect the cost and other terms upon which we and our subsidiaries are able to obtain funding. Domestic and international rating agencies regularly evaluate us and our subsidiaries, and their ratings of our and our subsidiaries’ long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry and the Korean economy in general. There can be no assurance that the rating agencies will maintain our current ratings or outlooks. There is no assurance that Shinhan Bank, Shinhan Card, any of our other major subsidiaries or our holding company will not experience a downgrade in their respective credit ratings and outlooks for reasons related to the general Korean economy or reasons specific to such entity. Any downgrades in the credit ratings and outlooks of us and our subsidiaries will likely increase our cost of funding, limit our access to capital markets and other borrowings, or require us to provide additional credit enhancement in financial transactions, any of which could adversely affect our liquidity, net interest margins and profitability, and in turn, our business, financial condition and results of operations.

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

Of particular importance is the change in the base and market interest rates. Since 2009, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015, 1.50% in June 2015, and further reduced such rate to the historic low of 1.25% in June 2016. In November 2017, the Bank of Korea raised the base interest rate to 1.50%, marking the first time it has increased the base interest rate since 2011. Interest rate movements, in terms of magnitude and timing as well as their relative impact on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) increase at a slower pace or by a thinner margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average term of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, a decrease in the base interest rates tends to decrease our net interest margin while an increase in the base interest rates tends to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our financial condition and results of operations, could suffer significantly.

We cannot assure you when and to what extent the Government will in the future adjust the base interest rate, to which the market interest rate correlates. A decision to adjust the base interest rate is subject to many policy considerations as well as market factors, including the general economic cycle, inflationary levels, interest rates in other economies and foreign currency exchange rates, among others. In general, a decrease in interest rates adversely affects our interest income due to the different maturity structure for our assets and liabilities as discussed above. In contrast, if there were to be a significant or sustained increase in interest rates, all else being equal, such movement would lead to a decline in the value of traded debt securities and could also raise our funding costs, while reducing loan demand, especially among retail customers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches in our asset liability management and to maintain our profitability. In addition, rising interest rates may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to deterioration of asset quality for our credit portfolio. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rates will increase the funding costs of our borrowers and may adversely affect their ability to make payments on their outstanding loans. See “Item 5.A. Operating Results — Interest Rates.”

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

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Our loans (before allowance for loan losses and deferred loan origination costs and fees) to such enterprises amounted to ~~W~~67,336 billion as of December 31, 2015, ~~W~~71,757 billion as of December 31, 2016 and ~~W~~78,556 billion as of December 31, 2017, representing 27.1%, 27.5% and 28.3%, respectively, of our total loan portfolio as of such dates.

Compared to loans to large corporations, which tend to be better capitalized and better able to weather business downturns, or loans to individuals and households, which tend to be secured with homes and with respect to which the borrowers are therefore less willing to default, loans to small- and medium-sized enterprises have historically had a relatively higher delinquency ratio. Many small- and medium-sized enterprises represent sole proprietorships or small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected to a greater extent than large corporate borrowers by fluctuations in the Korean and global economy. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for banks to judge the level of risk inherent in lending to such enterprises, as compared to large corporations. In addition, many small- and medium-sized enterprises are dependent on business relationships with large corporations in Korea, primarily as suppliers. Any difficulties encountered by those large corporations would likely have not only an adverse effect on the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, but also result in an impairment of their ability to repay loans. As large Korean corporations continue to expand into China, Southeast Asia and other countries with lower labor costs and other expenses by relocating their production plants and facilities to such countries, such development may have a material adverse impact on such small- and medium-sized enterprises.

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through conservative lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2015, 2016 and 2017, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~308 billion, ~~W~~362 billion and ~~W~~303 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.46%, 0.51%, 0.39% respectively. If the ongoing difficulties in the Korean or global economy were to continue or aggravate, the delinquency ratio for our loans to small- and medium-sized enterprises may rise.

Of particular concern is our significant exposure to enterprises in the real estate and leasing and construction industries. As of December 31, 2017, Shinhan Bank had outstanding loans (before allowance for loan losses and deferred loan origination costs and fees) to enterprises in the real estate and leasing and construction industries

(many of which are small- and medium-sized enterprises) of ~~W~~21,490 billion and ~~W~~2,550 billion, respectively, representing 9.2% and 1.1%, respectively, of its total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which have yet to stage a meaningful turnaround.

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

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2017, the secured portion of Shinhan Bank’s loans (before allowance for loan losses and deferred loan origination costs and fees) amounted to ~~W~~106,503 billion, representing 49.8% of its total loans. No assurance can be given that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 40% to 70% of the appraised value of the collateral and to periodically re-appraise such collateral. However, if the real estate market in Korea experiences a downturn, the value of the collateral may fall below the outstanding principal balance of related mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the collateral values securing our mortgage and home equity loans, and such reductions in collateral values may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take 10 to 14 months from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. No assurance can be given that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated largely in the construction of residential complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. As of December 31, 2017, the total outstanding amount of Shinhan Bank’s real estate project financing-related exposure was ~~W~~1.7 trillion, which represents a decrease over the years as Shinhan Bank has actively reduced new exposures in this area in light of the sustained downturn in the Korean real estate market. However, if defaults were to significantly increase under our existing loans to real estate development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, this may have an adverse effect on our business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of Shinhan Bank’s 10 largest corporate exposures as of December 31, 2017, two were companies for which Shinhan Bank was a main creditor bank. All of the 10 companies are or were members of the main debtor groups as identified by the Governor of the Financial Supervisory Service, which are mostly comprised of the largest Korean commercial conglomerates known as “chaebols.” As of such date, the total amount of Shinhan Bank’s exposures to the 10 companies was ~~W~~18,053 billion, or 11.5%, of its total exposures. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group amounted to ~~W~~4,328 billion, or 2.8%, of its total exposures. Largely due to the continued stagnation in the shipbuilding industry, current and former member companies of the STX Group, one of the leading conglomerates in Korea, entered into voluntary arrangements in 2013 with their creditors (including Shinhan Bank) to improve their credit situation, and STX Offshore & Shipbuilding and STX Heavy Industries, two of the STX Group’s member companies, recently filed for court receivership in May 2016 and July 2016, respectively. Due to stagnation in the construction industry, Keangnam Enterprises Co., Ltd., a large construction company in Korea, also entered into workout proceedings in 2013 and subsequently filed for recovery proceedings in March 2015. Dongbu Steel Co., Ltd. and Sambu Construction Co., Ltd. also experienced significant hardship and entered into workout or recovery proceedings in 2015. Additionally, in October 2015, creditors of Daewoo Shipbuilding & Marine Engineering Co., Ltd., led by Korea Development Bank, announced a restructuring plan that included cash injection and additional loans totaling ~~W~~4.2 trillion and extensive streamlining measures, and in November 2016, Korea Development Bank agreed to swap ~~W~~1.8 trillion of debt to equity and the Export-Import Bank of Korea agreed to issue ~~W~~1 trillion of perpetual bonds. Amidst continued deterioration of Daewoo Shipbuilding & Marine Engineering Co., Ltd.’s financial conditions, in March 2017, Korea Development Bank and the Export-Import Bank of Korea further agreed to provide an additional ~~W~~2.9 trillion in loans and swap ~~W~~1.6 trillion of debt to equity, provided that other creditors and bondholders agree to certain debt-to-equity swaps and extension of maturities. In January 2016, Hanjin Heavy Industries & Construction Co., Ltd. entered into voluntary restructuring agreements with its creditors due to liquidity shortage in the wake of prolonged industry slowdown. As part of its active past efforts to reduce exposure to the shipbuilding and construction sectors, Shinhan Bank currently has limited exposure to the aforementioned troubled companies. However, if the credit quality of Shinhan Bank’s exposure to large corporations, including those in the main debtor groups, declines, Shinhan Bank may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect its financial condition, results of operations and capital adequacy. No assurance can be given that the allowances it has recognized against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

A limited number of the main debtor groups to which Shinhan Bank has credit exposure are subject to restructuring programs or are otherwise making significant efforts to improve their financial conditions, such as by obtaining intragroup loans and entering into agreements for further improvement of their capital structures. No assurance can be given that there will not be future restructuring with Shinhan Bank’s major corporate customers or that such restructuring will not result in significant losses to Shinhan Bank with less than full recovery. In addition, if the Government decides to pursue an aggressive restructuring policy with respect to distressed companies, Korean commercial banks, including Shinhan Bank, may face a temporary rise in delinquencies and intensified pressure for additional provisioning. Furthermore, bankruptcies or financial difficulties of large corporations, including chaebol groups, may have an adverse ripple effect of triggering delinquencies and impairment of Shinhan Bank’s loans to small- and medium-sized enterprises that supply parts or labor to such corporations. If Shinhan Bank experiences future losses from its exposure to large corporations, including chaebol groups, it may have a material adverse effect on Shinhan Bank’s business, financial condition and results of operations. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to Main Debtor Groups.”

The asset quality of our retail loan portfolio may deteriorate.

In recent years, consumer debt, including lending to households and small unincorporated businesses, has continued to increase in Korea. Shinhan Bank’s portfolio of retail loans is comprised of two principal product types, namely secured retail loans (which are primarily comprised of mortgage and home equity loans secured by real estate) and general purpose loans (which are unsecured loans and tend to carry a higher credit risk). As of December 31, 2017, Shinhan Bank’s retail loan portfolio (before allowance for loan losses and deferred loan origination costs and fees) was ~~W~~103,724 billion, representing 44.6% of its total loans outstanding. As of December 31, 2015, 2016 and 2017, Shinhan Bank’s non-performing retail loans were ~~W~~148 billion, ~~W~~157 billion and ~~W~~215 billion, respectively, representing non-performing loan ratios (net of charge-offs and loan sales) of 0.16%, 0.16% and 0.21%, respectively.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. For example, a rise in unemployment, an increase in interest rates or a decline in housing prices in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults. Economic difficulties in Korea that may burden consumers could result in increasing delinquencies and a decline in the asset quality of the our household loan portfolio, which may in turn require us to record higher provisions for credit loss and charge-offs and may materially and adversely affect our financial condition and results of operations.

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the notes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2017, we had aggregate guarantees and acceptances of ~~W~~12,882 billion, for which we provided allowances for losses of ~~W~~79.8 billion. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

As of December 31, 2015, 2016 and 2017, Shinhan Card’s interest-earning credit card assets amounted to ~~W~~21,323 billion, ~~W~~22,765 billion and ~~W~~25,250 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

KT consortium’s K-Bank and Kakao consortium’s Kakao Bank commenced operations in April 2017 and July 2017, respectively. Internet-only banks are expected to become major competitors to Shinhan Card in various business areas, particularly in the mid-term interest loan market. In addition, with the rapid growth of online service providers and technology companies providing virtual payment services, more competitors are entering the financial payments industry, creating a new paradigm in the payments market and changing the competitive landscape. New competitors, including Kakao Corp., NAVER and Samsung Electronics, have introduced new payment methods which are now competing with Shinhan Card’s payment model AppCard. In 2018, Kakao Bank is expected to compete with credit card service providers by launching its own credit card business and expanding its mid-range interest rate loan offerings. Shinhan Card is currently making efforts to enhance its AppCard payment model and cooperating with other credit card service providers to promote its joint NFC (near field communication) payment network.

In addition, Government regulations aimed at protecting small- and medium-sized enterprises, such as the reduction of fees chargeable to small- and medium-sized merchants, may have a material adverse effect on our revenues from Shinhan Card. In January 2012, the Government expanded the definition of a small- and medium-sized merchant to include those with annual sales of up to ~~W~~200 million and, effective September 2012, lowered fees chargeable to such merchants from 1.8% to 1.5% with respect to credit cards. In January 2015, the Government further expanded the definition of a small- and medium-sized merchant to include those with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and imposed a cap on fees chargeable to such merchants at 2.0% with respect to credit cards. In November 2015, the Government announced a further reduction in the merchant fees chargeable to small- and medium-sized enterprises with respect to credit cards, effective January 31, 2016, from 2.0% to 1.3% for merchants with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and from 1.5% to 0.8% for merchants with annual sales of up to ~~W~~200 million. In July

2017, the Enforcement Decree of the Specialized Credit Finance Business Act was amended to expand the range of small- and medium-sized enterprises subject to lower merchant fees. Upon the amendment, merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 1.3%, and merchants with annual sales of up to ~~W~~300 million are subject to merchant fees chargeable with respect to credit cards of 0.8%. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, and the rates of fees chargeable may be further adjusted due to changes in relevant regulations or Government policy. Amendments to regulations requiring further downward adjustments to merchant fees are expected to continue in the near future.

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

Risks Relating to Our Other Businesses

We may experience significant losses from our investments and, to a lesser extent, trading activities due to market fluctuations.

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

Other than the cyber security attack in March 2013 as discussed above, we have not experienced any material security breaches in the past, including any similar large scale leakage of customer information. In order to minimize the risk of security breaches related to customer and our other proprietary information, we have taken a series of group-wide preventive measures, such as the adoption and implementation of a best-in-class information security system and reinforcement of internal control measures. We are fully committed to maintaining the highest standards of cyber security and consumer protection measures and upgrading them continually. We have implemented the ISO 27001-certified security management system for us and all our subsidiaries, and we have obtained the Information Security Management System certification for most of our subsidiaries. Our Joint Security Control Center’s McAfee security management system enables us to continuously monitor for signs of potential cyber-attacks and provides us with advance warnings that will allow us to promptly respond to such attacks. We believe such certifications represent third-party validations that we are in compliance with best-in-class international standards on matters of information security. Our security management system continuously monitors for signs of potential cyber-attacks and is designed to provide early warning alerts to enable prompt action by us. In order to prevent intentional and accidental security issues by our employees, we have created a violation monitoring system, reinforcing our security measures by preemptively identifying various scenarios of threats and by collecting and analyzing different types of data that allows us to quickly identify any potential security violations. Moreover, we established a new information security lab to build a continuous security research and development system to respond to hacking and other cyber threats. Through these measures, we are developing technical capabilities necessary to respond to the latest security threats. We also provide intensive employee training to our information technology staff and other employees on cyber security and have adopted advanced security infrastructure (including through hiring a highly competent team of information security experts) for online financial services such as mandatory website certification and keyboard security functions. In addition, reviews of our system are conducted through periodic audits and simulation reviews by external experts. In addition, in compliance with applicable regulations we currently carry insurance to cover cyber security breaches up to ~~W~~10 billion in relation to our banking business and up to ~~W~~3 billion in the aggregate and up to ~~W~~1 billion per incident for our securities investment business and have set aside a reserve of ~~W~~1 billion for our credit card business. In addition, in light of the growing use of smart phones and other mobile devices to access financial services, we have implemented security measures (including encryptions and service terminal monitoring) to provide a secure mobile banking service as well as to prevent illegal leakage or sharing of customer data and otherwise enhance customer privacy. We are also keenly aware of the litigation and regulatory sanctions risks that may arise from security breaches and are aggressively reinforcing a group-wide culture that stresses safety and good custodianship as among our highest priorities. Furthermore, we are actively taking steps to implement preventive and other steps recommended or required by the regulatory authorities in relation to actual and potential financial scams. However, given the unpredictable and continually evolving nature of cyber security threats due to advances in technology or other reasons, there is no assurance that, notwithstanding our best efforts at maintaining the best-in-class cyber security systems, we will not be vulnerable to major cyber security attacks in the future.

The public is developing heightened awareness about the importance of keeping their personal data private, and the financial regulators are placing greater emphasis on data protection by financial service providers. For example, under the Personal Information Protection Act, as last amended in October 2017, financial institutions, as personal information manager, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically request or permit the management of resident registration numbers. Further, under the Use and Protection of Credit Information Act, as last amended in November 2017 with effect from May 2018, a financial institution has a higher duty to protect credit information, meaning information necessary to assess the creditworthiness of the counterparty to financial transactions and other commercial transactions. Such regulations have considerably restricted a financial institution’s ability to transfer or provide the information to its affiliate or holding company, and treble damages can be imposed on a financial institution for a leakage of such information. In addition, under the Electronic Financial Transaction Act, as last amended in April 2017 with effect from October 2017, a financial institution is primarily responsible for compensating its customers harmed by the financial institution’s cyber security breach, even if the breach is not directly attributable to the financial institution. We maintain an integrated system that closely monitors customer information to ensure compliance with data protection laws and regulations.

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

Partly as a result of these efforts, Shinhan Card did not receive any claims in 2017 in relation to voice phishing. Accordingly, we do not believe that any currently outstanding claims in relation to voice phishing will have a material adverse impact on our business, financial condition or results of operations. Additionally, other than voice phishing incidents and the recent cyber security attacks as discussed above, we have not experienced any material security breaches in the past. However, given continual advances in technology and the increasing sophistication of the financial scammers, there is no assurance that we will be able to prevent future financial scams or that the frequency and scope of financial scams will not rise. If financial scams involving us and our subsidiaries were to continue or to become more prevalent, it may result in compensation for any losses suffered by victims thereof, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, compliance with the present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of our preventive measures, any of which may have a material adverse effect on our business, results of operations and financial condition.

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

As a financial services provider, we are subject to a number of regulations that are designed to maintain the safety and soundness of Korea’s financial system, to ensure our compliance with economic and other obligations and to limit our risk exposure. These regulations may limit our activities, and changes in these regulations may increase our costs of doing business. Regulatory agencies frequently review regulations relating to our business and implement new regulatory measures, including increasing the minimum required provisioning levels or capital adequacy ratios applicable to us and our subsidiaries from time to time. We expect the regulatory environment in which we operate to continue to change. Changes in regulations applicable to us, our subsidiaries and our or their business or changes in the implementation or interpretation of such regulations could affect us and our subsidiaries in unpredictable ways and could adversely affect our business, results of operations and financial condition.

Upon implementation of the Government-proposed Financial Consumer Protection Act (currently pending at the National Assembly’s subcommittee for review of the bill), banks as financial instrument distributors will be subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution system, increased liability for damages borne by direct financial instrument distributors and newly imposed penalty surcharges. We may also become subject to other restrictions on our operations as a result of future changes in laws and regulations, including more stringent liquidity and capital requirements under Basel III, which are being adopted in phases in Korea in consideration of, among others, the pace and scope of international adoption of such requirements. Any of these regulatory developments may have a material adverse effect on our ability to expand operations or adequately manage our risks and liabilities. For further details on the principal laws and regulations applicable to us as a holding company and our principal subsidiaries, see “Item 4.B. Business Overview — Supervision and Regulation.”

In addition, violations of law and regulations could expose us to significant liabilities and sanctions. For example, the Financial Supervisory Service conducts periodic audits on us and, from time to time, we have received institutional warnings from the Financial Supervisory Service. If the Financial Supervisory Service determines as part of such audit or otherwise that our financial condition, including the financial conditions of our operating subsidiaries, is unsound or that we have violated applicable law or regulations, including Financial Services Commission orders, or if we or our operating subsidiaries fail to meet the applicable requisite capital ratio or the capital adequacy ratio, as the case may be, set forth under Korean law, the Financial Supervisory Service may ask the Financial Services Commission to order, among other things, cancellations of authorization, permission or registration of the business, suspensions of a part or all of the business, closures of branch offices, recommendations for dismissal of officers or suspensions of officers from performing their duties, or may order, among other things, institutional warnings, institutional cautions, reprimanding warnings on officers, cautionary warnings on officers or cautions on officers. From time to time, our subsidiaries, including Shinhan Bank and Shinhan Card, have been subject to investigations and/or sanctions from the Financial Supervisory Service. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.” If any such measures are imposed on us or our subsidiaries as a result of unsound financial condition or failure to comply with minimum capital adequacy requirements or for other reasons, it will have a material adverse effect on us and our subsidiaries’ business, financial condition and results of operations.

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

In addition, as a way of supporting the Government’s initiative to assist promising start-ups and venture companies, in February 2015, the financial regulators announced that they would encourage the banks in Korea to increase lending to technology companies in the small- to medium-sized enterprise segment by an annual target of ~~W~~20 trillion and to enhance technology-related credit review capabilities. Pursuant to these initiatives, the total lending to technology companies in the small- to medium-sized enterprise segment, on a cumulative basis, reached ~~W~~32.6 trillion in 2015, ~~W~~58.4 trillion in 2016 and ~~W~~84.0 trillion in 2017. In January 2017, the Financial Services Commission announced that it would further encourage lending to technology companies with a goal of reaching total lending, on a cumulative basis, of ~~W~~80 trillion by the end of 2017. As of December 31, 2017, Shinhan Bank’s total lending to technology companies reached, on a cumulative basis, ~~W~~12.3 trillion.

Furthermore, in response to an increasing level of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Financial Services Commission announced in February 2014 plans to increase the proportion of fixed interest rate loans and installment principal repayment-based loans within the total housing loans extended by commercial banks (which loans have historically been, for the most part, variable interest rate loans with the entire principal being repaid at maturity, which is usually rolled over on an annual basis). According to this plan, the target proportion for fixed interest rate loans was set at 20%, 35%, 37.5% and 40% and the target proportion for installment principal repayment-based housing loans was set at 20%, 35%, 40% and 45%, each by the end of 2014, 2015, 2016 and 2017, respectively. Amid concerns about increasing household debt, the target proportion for fixed interest rate loans for 2016, 2017 and 2018 were increased to 40%, 45% and 47.5%, respectively, and the target proportion for installment principal repayment-based housing loans for 2016 and 2017 were increased to 45% and 55%, respectively, and maintained at 55% for 2018. In addition, an expanded tax deduction limit for interest repayment is granted for loans with maturity of 10 years or more (compared to 15 years or more prior to this plan). The Financial Services Commission announced that it would examine whether banks meet their targets on an annual basis.

In furtherance of the policy to expand the proportion of fixed rate housing loans, the Financial Services Commission implemented “Relief Debt Conversion” program from March 24 to March 27, 2015 and from March 30 to April 3, 2015, respectively, under which borrowers of eligible housing loans (namely, loans that have been in existence for one year or more since the original loan date, with no delinquency in the past six months, with principal amounts of ~~W~~500 million or less and for houses valued at ~~W~~900 million or less that are on a floating rate basis and/or an interest payment only basis) might convert such loans to new fixed rate loans in respect of which the borrowers would be required to repay the principal and interest in installment for a term of 10, 15, 20 or 30 years without a grace period, provided that the new loans pass the maximum loan-to-value ratio of 70% (irrespective of the location of the property) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions). The borrowers were allowed to convert the original loans only at the banks that extended such loans. The banks holding the newly converted fixed rate loans are required to sell such loans to Korea Housing Finance

Corporation, a government-controlled entity, which will then securitize such loans and issue mortgage-backed securities (backed by such loans) to be purchased by the banks who sold the loans in proportion to the amounts of the loans sold, and the banks will be required to hold such securities for a period of one year, after which the bank can sell or dispose of such securities in the market or otherwise. According to the Financial Services Commission, under this program, approximately 327,000 borrowers converted loans in the aggregate amount of ~~W~~31.7 trillion to fixed rate loans, of which Shinhan Bank accounted for approximately 13.5%. Due in large part to such initiatives, fixed interest rate loans and installment principal repayment-based loans accounted for 44.6% and 49.1%, respectively, of the total housing loans extended by commercial banks in Korea as of September 2017, according to data published by the Government in November 2017. Fixed interest rate and installment principal repayment-based housing loans accounted for 44.9% and 49.1%, respectively, of the housing loans extended by Shinhan Bank as of December 31, 2017.

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

UAMCO seeks to achieve financial improvement of struggling companies through a wide range of restructuring programs, including debt restructuring, capital injection, asset sales, corporate reorganization, workouts and liquidation and bankruptcy proceedings and is the largest purchaser in Korea of non-performing financial assets generally. Shinhan Bank sold non-performing assets to UAMCO in the amount of ~~W~~39.1 billion, ~~W~~103.5 billion and ~~W~~118.2 billion in 2015, 2016 and 2017, respectively. With an enlarged capital base following the recent capital contributions mentioned above, it is expected that UAMCO will play a more active role in the restructuring of the Korean corporate sector. The Government is also considering an amendment of the Financial Investment Services and Capital Markets Act of Korea to facilitate the business activities of UAMCO.

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

Real estate comprises the most significant asset for a substantial number of households in Korea, and movements of housing prices have generally had a significant impact on the domestic economy. Accordingly, regulating housing prices, either in terms of attempting to stem actual or anticipated excessive speculation during times of a suspected housing price bubble and spur the pricing and/or volume of real estate transactions during times of a depressed real estate market by way of tax subsidy, guidelines to lending institutions or otherwise, has been a key policy initiative for the Government.

For example, during the early to mid-2000s, the Government adopted several regulatory measures, including in relation to retail banking, to stem a rise in speculation in real estate investments generally and in select areas. Some of the measures undertaken in the past include requiring financial institutions to impose stricter debt-to-income ratio and loan-to-value ratio requirements for mortgage loans for real property located in areas deemed to have engaged in a high level of speculation, raising property tax on real estate transactions for owners of multiple residential units, adopting a ceiling on the sale price of newly constructed housing units and recommending that commercial banks restrain from making further mortgage and home equity lending, among others. In addition, amid a prolonged slump in the housing market in Korea, in April 2013, the Government announced a Real Estate Comprehensive Countermeasure, which provides, among other things, for (i) reduced capital gains tax and (ii) exemption of acquisition tax for first-time homebuyers. In addition, in November 2013, the Government announced a permanent reduction in acquisition tax, with retrospective application from August 2013. Prior to such reduction, acquisition tax was assessed on a differentiated scale based on whether the homebuyer was purchasing a primary home or a secondary home, with the former being assessed an acquisition tax of 2% for the purchase of homes under ~~W~~900 million and 4% for homes exceeding ~~W~~900 million, and the latter being assessed an acquisition tax of 4% regardless of the price of the home. Under the new regulatory structure, the differentiated tax scale for primary homes and secondary homes is eliminated, and all homebuyers are assessed an acquisition tax of 1% for the purchase of homes under ~~W~~600 million, 2% for homes exceeding ~~W~~600 million but less than ~~W~~900 million and 3% for homes exceeding ~~W~~900 million. Furthermore, in February 2014, the Financial Services Commission announced plans to increase the proportion of fixed interest rate loans and installment principal repayment-based loans within the total housing loans extended by commercial banks. See “— The Government may encourage targeted lending to certain sectors in furtherance of policy objectives, and we may take this factor into account.” In addition, in order to rationalize the regulations on the housing loans, the Financial Supervisory Service provided administrative instructions in July 2014, which have been extended and amended several times, that all financial institutions including banks under the Banking Act are subject to the maximum loan-to-value ratio of 70% (irrespective of the location of the property, subject to certain exceptions) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions). The above administrative instructions have been replaced by the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business reflecting the tightened measures as discussed below. In November 2016, amid concerns about increasing household debt, the Government announced another Real Estate Comprehensive Countermeasure requiring property buyers in Seoul to retain ownership for a longer period of time and increasing down payments to be made on the property. In January 2017, in order to modernize credit review methods and stabilize the management of household debt, the Financial Services Commission announced the planned introduction of a debt service ratio and a new debt-to-income ratio. The new debt-to-income ratio, which has been implemented beginning January 31, 2018 reflects (i) both principal and interest payments on the applicable mortgage and home equity loan and existing mortgage and home equity loans and (ii) interest payments on other loans. Previously, debt-to-income ratio had only reflected (i) both principal and interest payments on the applicable mortgage and home equity loan and (ii) interest payments on existing mortgage and home equity loans. Debt service ratios reflect principal and interest payments on both the applicable loan and other loans and are expected to be introduced on a trial basis as a self-regulatory reference index beginning on March 26, 2018, with full implementation expected to take place in October 2018. The new debt-to-income ratios will be used as the primary reference index in the evaluation and approval process for mortgage and home equity loans, and debt service ratios, once fully implemented, are expected to be used as a supplementary reference index providing additional limits on mortgage and home equity loans.

On August 2, 2017, the Government unveiled a tighter set of real estate market measures aimed at taming speculation and deterring the rise of housing prices. Pursuant to the measures, beginning August 3, 2017, Seoul, Sejong Special Self-Governing City and Gwacheon were named “overheated speculative districts,” with the loan limits of those buying homes there to be tightened to 40% of their property value from 60%. The maximum debt-to-income ratio will be capped at 40% from 50%. Eleven districts in Seoul and Sejong Special Self-Governing City have also been designated “speculative districts” subject to higher taxes and tougher regulations. The August 2, 2017 measures come after President Moon Jae-in administration’s first countermeasures, unveiled on June 19, 2017, which were designed to prevent the resale of home purchasing rights of real estate assets in Seoul while tightening the bars for maximum loan-to-value ratio for home buyers to 60% from 70% and maximum debt-to-income ratio to 50% from 60% in the regions designated as “adjustment targeted areas” (comprised of Seoul, Sejong Special Self-Governing City, seven cities in Gyeonggi Province and seven boroughs in Busan Metropolitan City). However, the new lending limits, which became effective on July 3, 2017, failed to halt the surge in housing prices, thus leading to the more stringent measures announced on August 2, 2017. Currently, loan-to-value ratios and new debt-to-income ratios in “overheated speculative districts,” “speculative districts,” “adjustment targeted areas” and other regions are regulated by the Regulation on the Supervision of the

Banking Business and the Detailed Regulation on the Supervision of the Banking Business. These renewed measures are expected to lead to a decline in the overall volume of home mortgage loans but may result in an increase in long-term deposits loans required for house rentals and lending to borrowers with high credit profiles.

Pursuant to the Regulation on the Supervision of the Banking Business, the Bank must maintain a loan to deposit ratio of no more than 100%. Currently, in calculating the loan to deposit ratio, there is no differentiation between retail loans and corporate loans. However, the Regulation on the Supervision of the Banking Business is expected to be amended during the first quarter of 2018 to provide that, beginning from the second half of 2018, in calculating such loan to deposit ratio, retail loans and corporate loans will be weighed differently, with retail loans subject to a multiple of 115% and corporate loans subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. Additionally, the Detailed Regulation on the Supervision of the Banking Business is also expected to be amended during the first quarter of 2018 to provide for a weighted multiple to be applied to mortgage and home equity loans where the loan-to-value exceeds 60% in determining required minimum total capital (BIS) ratio. Further, the Regulation on the Supervision of the Banking Business is expected to be amended during the second half of 2018 to introduce an additional countercyclical capital buffer requirement that specifically addresses the increase in credit in the retail sector. This is in addition to and separate from the existing general countercyclical capital buffer requirements that take into account the degree of increase in credit generally relative to the gross domestic product. The Detailed Regulation on the Supervision of the Banking Business is also expected to be amended during the second half of 2018 to add “concentration of risk in the retail sector” as an additional criteria when the FSS evaluates the risk management systems of Korean banks.

There is no assurance that Government measures will achieve their intended results. While any Government measure that is designed to stimulate growth in the real estate sector may result in growth of, and improved profitability for, our retail lending business (particularly with respect to mortgage and home equity loans) at least for the short term, such measure could also result in unintended consequences, including potentially excessive speculation resulting in a “bubble” for the Korean real estate market and a subsequent market crash. In contrast, any Government measure changing the direction of its stimulative measures (for example, in order to preemptively curtail an actual or anticipated bubble in the real estate market) may result in a contraction of the real estate market, a decline in real estate prices and consequently, a reduction in the growth of, and profitability for, our retail and/or other lending businesses, as well as otherwise have an adverse effect on our business, financial condition and results of operations or profitability. See “— Risks Relating to Our Banking Business — A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.”

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

In August 2016, the government of South Korea authorized Shinhan Bank to act as a settlement bank for Euro-denominated transactions between South Korean and Iranian businesses. Prior to the granting of this permission, payments for business activities were settled only in Korean Won and we did not participate in such settlements. As of December 31, 2017, Shinhan Bank has processed ten such transactions that has resulted in a minimal amount of revenue. We expect that the volume of these transactions and any revenue gained from them, if any, will continue to be minimal for the foreseeable future. Since August 2017, Shinhan Bank has ceased processing any such transactions. We are committed to engaging only in lawful activities and in obeying all relevant OFAC and European Union sanctions but cannot guarantee that actions taken by our employees will not violate such sanctions. Moreover, the relaxation of US and European Union sanctions undertaken pursuant to the Joint Comprehensive Plan of Action (“JCPOA”) may “snap-back” into place in the event that Iran fails to comply with its commitments under the JCPOA. As such, we cannot predict with a reasonable degree of certainty whether our Euro-denominated, Iran-related settlement business may become sanctionable. Additionally, changes in U.S. policy regarding Iran may also result in our dealings with Iran becoming sanctionable. Consequently, our activities related to Iran subject us to potential legal or reputational risks.

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

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operations and financial condition are substantially dependent on developments relating to the Korean economy. As Korea’s economy is highly dependent on the health and direction of the global economy, and investors’ reactions to developments in one country can have adverse effects on the securities price of companies in other countries, we are also subject to the fluctuations of the global economy and financial markets. Factors that determine economic and business cycles in the Korean or global economy are for the most part beyond our control and inherently uncertain. In addition to discussions of recent developments regarding the global economic and market uncertainties and the risks relating to us as provided elsewhere in this section, factors that could have an adverse impact on Korea’s economy in the future include, among others:

•	continued volatility or deterioration in Korea’s credit and capital markets;

•	difficulties in the financial sectors in Europe, China and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	declines in consumer confidence and a slowdown in consumer spending and corporate investments;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. Dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi and the overall impact of the referendum in the United Kingdom in June 2016, in which the majority of voters voted in favor of an exit from the European Union (“Brexit”) on the value of the Korean Won), interest rates, inflation rates or stock markets;

•	increasing levels of household debt;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere, as well as increased uncertainty in the wake of Brexit;

•	the economic impact of any pending or future free trade agreements;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	a decrease in tax revenue and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean business groups;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and risk of further attacks by terrorist groups around the world, including the actions of the so-called “Islamic State”;

•	the occurrence of severe health epidemics in Korea and other parts of the world, including the recent Ebola, Middle East Respiratory Syndrome (MERS) and Zika virus outbreaks;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy such as the recent diplomatic tension between Korea and China with respect to the deployment of the Terminal High Altitude Area Defense (THAAD) system in Korea and trade disputes between Korea and the United States with respect to the imposition of anti-dumping duties on Korean steel, washing machines, transformers and solar panels;;

•	political uncertainty, or increasing strife among or within political parties in Korea, and political gridlock within the government or in the legislature, which prevents or disrupts timely and effective policy making;

•	hostilities or political or social tensions involving oil-producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets;

•	the occurrence of natural or man-made disasters in Korea (such as the sinking of the Sewol ferry in April 2014, which significantly dampened consumer sentiment in Korea for months) and other parts of the world, particularly in trading partners of Korea; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Any future deterioration of the Korean economy could have an adverse effect on our business, financial condition and results of operations.

Tensions with North Korea could have an adverse effect on us, the price of our common shares and our American depositary shares.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-eun has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain. In February 2017, Kim Jong-eun’s half-brother, Kim Jong-nam, was reported to have been assassinated in an international airport in Malaysia.

In addition, there continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Some examples from recent years include the following:

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. On January 6, 2016, North Korea announced that it had successfully conducted its first hydrogen bomb test, hours after international monitors detected a 5.1 magnitude earthquake near a known nuclear testing site in the country. The alleged test followed a statement made in the previous month by Kim Jong-un, who claimed that North Korea had developed a hydrogen bomb. On February 7, 2016, North Korea launched a rocket, claimed by them to be carrying a satellite intended for scientific observation. The launch was widely suspected by the international community to be a cover for testing a long-range missile capable of carrying a nuclear warhead. On February 18, 2016, U.S. President Barack Obama signed into law mandatory sanctions on North Korea to punish it for its recent nuclear and missile tests, human rights violations and cyber crimes. The bill, which marks the first measure by the United States to exclusively target North Korea, is intended to seize the assets of anyone engaging in business related to North Korea’s weapons program, and authorizes US$50 million over five years to transmit radio broadcasts into the country and support humanitarian assistance projects. On March 2, 2016, the United Nations Security Council voted unanimously to adopt a resolution to impose sanctions against North Korea, which include inspection of all cargo going to and from North Korea, a ban on all weapons trade and the expulsion of North Korean diplomats who engage in “illicit activities.” Also, on March 4, 2016, the European Union announced that it would expand its sanctions on North Korea, adding additional companies and individuals to its list of sanction targets. In September 2016, North Korea announced that it had successfully tested a nuclear warhead that could be mounted on ballistic missiles. In response, the Government condemned the test, and on November 30 2016, the United Nations Security Council unanimously passed a resolution imposing additional sanctions on North Korea including an annual cap on North Korea’s exports of coal and a prohibition on exports of non-ferrous metals such as copper, nickel, silver and zinc. In March 2017, North Korea launched four midrange missiles aimed at the U.S. military bases in Japan, which landed off the east coast of the Korean peninsula. The United Nations Security Council condemned the launches and expressed its plan to adopt additional measures against the regime. On April 4, 2017, one day before the first meeting between U.S. President Donald Trump and Chinese President Xi Jinping, North Korea launched a ballistic missile which landed off the east coast of the Korean peninsula. In addition to the United Nations Security Council’s condemnation, representatives of the Government and China expressed their plan to impose stronger sanctions on North Korea. On April 15, 2017, North Korea launched another missile which failed when it exploded immediately after liftoff. In response, the Government condemned the launch as a violation of the resolution of the United Nations Security Council and warned that North Korea would have to face punitive consequences if this leads to a future nuclear experiment or launch of an intercontinental ballistic missile. In July 2017, North Korea conducted two intercontinental ballistic missile tests which displayed further development of its long-range ballistic missile capabilities that potentially enable it to target certain areas of the United States as well as other neighboring countries in the Asia-Pacific region. In response, the United Nations Security Council unanimously adopted stronger sanctions against North Korea. In August 2017, North Korea announced its plan to launch four ballistic missiles targeting Guam, resulting in heightened diplomatic tensions between North Korea and the United States. In September 2017, North Korea detonated a sixth nuclear bomb, the most powerful weapon that North Korea has ever tested. Such detonation further heightened diplomatic tensions between North Korea and other nations. Each of the United Nations, the United States and the European Union adopted additional sanctions against North Korea. Spain, Mexico, Peru and Kuwait expelled from their respective territories the ambassadors of North Korea. In November 2017, North Korea conducted a test launch of another intercontinental ballistic missile, which, due to its improved size, power and range of distance, may potentially enable North Korea to target the United States mainland.

•	In August 2015, two Korean soldiers were injured in a landmine explosion while on routine patrol of the southern side of the demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both sides. High-ranking officials from North Korea and Korea subsequently met for discussions intending to diffuse military tensions and released a joint statement whereby, among other things, North Korea expressed regret over the landmine explosions that wounded the Korean soldiers.

•	From time to time, North Korea has fired short- to medium-range missiles from the coast of the Korean peninsula into the sea. Recently in March 2015, North Korea fired seven surface-to-air missiles into waters off its east coast in apparent protest of annual joint military exercises being held by Korea and the United States.

•	In December 2013, Jang Sung-taek, a relative of Kim Jong-un, who was widely speculated to be the second in command after Kim Jong-un, was executed on charges of sedition. There are reports that such development may cause further political and social instability in North Korea and/or adoption of more hostile policies that could engender further friction with North Korea and the rest of the world.

•	In April 2013, North Korea blocked Koreans from entering the industrial complex in the border city of Kaesong. In the same month, the United States deployed nuclear-capable carriers in the Korean air and sea space. In September 2013, however, Korea and North Korea reached an agreement and resumed operation of the Kaesong Industrial Complex. In February 2014, the U.S. Congressional Research Service reported that Korea’s approach toward the expansion and internationalization of the Kaesong Industrial Complex could conflict with U.S. legislative efforts to expand its sanctions on North Korea. On February 10, 2016, in retaliation of North Korea’s recent launch of a long-range rocket, Korea announced that it would halt its operations of the Kaesong Industrial Complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. In response, North Korea announced on February 11, 2016 that it would expel all Korean employees from the industrial complex and freeze all Korean assets in the complex. All 280 Korean workers present at Kaesong left hours after the announcement by North Korea, and the complex remains closed as of the date hereof.

•	In March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests.

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

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2017, and we do not expect to be a PFIC in 2018 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2018 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

Introduction

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the second largest financial services provider in Korea (as measured by consolidated total assets as of December 31, 2017) and operate the second largest banking business (as measured by consolidated total bank assets as of December 31, 2017) and the largest credit card business (as measured by the total credit purchase volume in 2017) in Korea.

We have experienced substantial growth through several mergers and acquisitions. Most notably, our acquisition of Chohung Bank in 2003 has enabled us to have the second largest banking operations in Korea. In addition, our acquisition in March 2007 of LG Card, the then largest credit card company in Korea, has enabled us to have the largest credit card operations in Korea and significantly expand our non-banking business capacity so as to achieve a balanced business portfolio.

We currently have 14 direct subsidiaries and 25 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 18.6 million active customers, which we believe is the largest customer base in Korea, through approximately 26,443 employees at approximately 1,435 network branches group-wide. While substantially all of our revenues have been historically derived from Korea, we aim to serve the needs of our customers through a global network of 178 offices in the

United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Australia, Hong Kong, Vietnam, Cambodia, Kazakhstan, Singapore, Mexico, Uzbekistan, Myanmar, Poland, Indonesia, the Philippines and the United Arab Emirates.

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

In recognition of these trends in our business environment and in order to realize our long-term vision of becoming a world-class financial group, we have recently adopted a near term mission, the “2020 SMART Project,” of (i) solidifying our position as a leading financial group in Korea and (ii) building the foundation for success in the Asian market. We aim to become Korea’s number one financial brand and, at the same time, achieve meaningful growth in overseas markets by expanding into regions with high growth potential.

More specifically, our key strategic priorities currently include the following:

•	Diversification of future growth strategies. By implementing our organic and inorganic growth strategies together, we will strive to strengthen the competitiveness of our group’s strategic businesses including global investment banking, wealth management, investment trusts and real estate, as well as expand our non-banking and global business portfolio.

•	Lead value creation through creative innovation. By generating new ideas that drive global trends, we will strive for a synergy that increases value for both our customers and the Group. In particular, we plan to implement innovative approaches in emerging business sectors such as digital finance, retirement planning and real estate portfolio management, so that we can increase the value of our customers’ assets and develop new drivers of growth for the future.

•	Accelerate our digital transformation. By offering a distinct customer experience through innovative channels and enhancing the competitiveness of our digital products and services, we will strive to further develop our digital competitiveness in all value chain areas. In addition, we will apply our digital technology in increasing the efficiency and automation of our operation processes. We will strategically respond to disruptive digital business models in our markets and cultivate and collaborate with innovative domestic and overseas startups to build cutting edge digital ecosystems and platforms.

•	Secure new opportunities for growth with global operations. We will continue to expand into global high growth markets to procure a strong source of growth. To pursue meaningful advancement and move beyond a simple survey of opportunities, we plan to explore various new market entry strategies while establishing a firm presence in local markets. We will continue to grow our non-banking business portfolio, increase the profitability of our overseas banking entities and expand our presence in key markets.

•	Implement integration and build “One Shinhan” system by reforming the Group’s operating system. We will reform our operating system to (i) provide our customers with a single portal that integrates multiple business lines and (ii) continue developing integrated financial products and services. Through such strategies, we intend to enhance the group’s operational efficiency and proactively accommodate customers’ needs regarding total financial service packages.

•	Optimize risk management preemptively in preparation for low economic growth and external shock. In order to attain sustainable growth in an environment where risk factors are amplified and the threat of financial crises lingers, we plan to take precautionary measures to address negative external factors before they arise. Moreover, we will enhance our risk management system and credit review models through the use of big data and a proactive crisis response system to prepare for potential volatility, uncertainty, complexity and ambiguity.

•	Establish a strong organizational culture based on the “Shinhan Way.” We will further upgrade our policies and operating system according to our value of “future-oriented compassionate finance.” We aim to further invigorate the group’s creative and proactive culture while nurturing a new generation of leaders based on the “Shinhan Way.”

At the subsidiary level, we plan to implement the following strategies with respect to our core business lines:

•	in commercial banking, our primary objective is to challenge ourselves to reach a new level of excellence and solidifying our position as a leading bank. Commercial banking is our principal business line and has the highest level of profitability in Korea based on its strong risk management capacity. Equipped with an extensive branch network and a broad customer base, our commercial banking business serves as the key sales and distribution channel for the various financial products and services we provide. In 2018, we seek to solidify our brand and market position in a highly competitive commercial banking market by strengthening our competitiveness in areas of core competencies by further investing in Shinhan Bank’s “digital transformation” initiative, creating country-specific models as part of our glocalization efforts, enhancing organizational capacity and strategic partnerships with non-banking companies through our client focused “One Shinhan” strategy, strategically reducing costs, rationalizing our distribution of resources including channels and personnel and seeking new sources of profit for sustainable growth. Our plan is to further optimize risk management to address the volatility of the business environment and to continue reinforcing our commercial banking operations’ high profitability and central role in strengthening group-wide synergy.

•	in the credit card business, our primary objective is to focus on establishing a business model that can respond and adapt to trends and changes in the future. With such goals, we will strive to preemptively address rapid developments in the technology environment such as “fintech,” mobile payment services and Internet-only banks and overcome the industry’s low structural growth and weakened profitability. To this end, we plan to implement changes to our core business operations by strengthening our risk management capabilities and enhancing the capabilities of our personnel and organization in order to achieve a leading position in the credit card industry and accelerate our “Digital First” initiative. We also plan to boost our competitiveness in the mobile payment service market and increase strategic alliances based on our mobile platform. Additionally, through an overall expansion of our credit card business, we aim to diversify revenue models and become even more active in entering overseas markets. We also seek to bolster our customer service by solidifying our industry leadership in the credit card industry and improve profitability by utilizing our resources strategically.

•	in the securities business, our primary objective is to provide the best financial solutions, innovative products and services to our customers. We seek to solidify our position as a comprehensive financial investment service provider, providing leading brokerage and financial advisory services in Korea by continuing organic growth and fostering collaboration among group subsidiaries. In addition, we will continue to cultivate a customer-centric corporate culture. We will actively invest in channel innovation by incorporating our group collaboration efforts including the expansion of branches offering multiple services and accelerating our digital transition efforts. We will also enhance our specialized financial market capabilities by increasing our supply of trendsetting market products and strengthening our investment banking capabilities. Furthermore, to ensure reliable asset management for our customers, we plan to steadily update our risk management and customer profit and wealth management capabilities including hedge funds.

•	in the life insurance business, our primary objective is to attain key competitive capabilities to pioneer the new market order. To establish our life insurance program as the standard for the industry, we aim to broaden the reach of our operations to all business sectors and strengthen our execution capacity. Our strategy is to become a leader in the life insurance industry in terms of products, services and profits by offering a differentiated and unique product portfolio, implementing a digital transformation focused business model, strategically reducing costs and rationalizing our distribution of resources including channels and personnel. In 2018, we will focus on profit-based product offerings, optimizing our wealth management capabilities and implementing changes to our operations system in preparation of the implementation of IFRS 17, which is expected to become effective beginning 2021.

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

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profiles. Our deposit products consist principally of the following:

•	Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted approximately 14.6%, 16.1% and 16.6% of our total deposits as of December 31, 2015, 2016 and 2017, respectively. Demand deposits paid average interest of 0.44%, 0.37% and 0.36% in 2015, 2016 and 2017, respectively.

•

Savings deposits. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Savings deposits constituted approximately 28.6%, 28.3% and 30.1% of our total deposits as of December 31, 2015, 2016 and 2017, respectively, and paid average interest of 0.70%, 0.59% and 0.51% in 2015, 2016 and 2017, respectively.

•	Time deposits. Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the Cost of Funds Index (“COFIX”) published by the Korean Federation of Banks. If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted approximately 54.8%, 52.8% and 50.3% of our total deposits as of December 31, 2015, 2016 and 2017, respectively, and paid average interest of 2.03%, 1.64% and 1.55% in 2015, 2016 and 2017, respectively.

•	Other deposits. Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to two years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted approximately 2.1%, 2.8% and 3.0% of our total deposits as of December 31, 2015, 2016 and 2017, respectively and paid average interest of 1.20%, 1.47% and 1.57% in 2015, 2016 and 2017, respectively.

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

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 0.5% per annum) and amounted to ~~W~~6,480 billion, ~~W~~5,656 billion and ~~W~~5,639 billion as of December 31, 2015, 2016 and 2017, respectively.

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

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. Our retail loans, before allowance for loan losses and deferred loan origination costs and fees and excluding credit card receivables, amounted to ~~W~~111,590 billion as of December 31, 2017.

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

As of December 31, 2017, our mortgage and home equity loans and other retail loans accounted for 52.9% and 47.1% of our total Won-denominated retail loans (excluding credit card loans), respectively.

For secured loans, our policy is to lend up to 40 to 100% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). The loan-to-value ratio of secured loans is updated on a monthly basis using the most recent appraisal value of the collateral. For mortgage and home equity loans, our policy is to lend up to 70% of the appraisal value of the collateral. As of December 31, 2017, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was approximately 51.8%. As of December 31, 2017, substantially all of our mortgage and home equity loans were secured by residential property.

Under the administrative instructions of the Financial Supervisory Service effective August 1, 2014 (which have been extended several times and are effective until July 2, 2018), our banking subsidiaries (i) are subject to a limit on loan-to-value ratio of 70% when extending home mortgage loans; (ii) are required to comply with a limit on debt-to-income ratio of 60% in extending home mortgage loans (amounting to more than ~~W~~100 million) for the purchase of apartments that are secured by such apartments if they are located in the Seoul metropolitan area, excluding some areas such as island areas; and (iii) are required to apply greater flexibility in determining the debt-to-income ratio by considering the expected earnings potential. In addition, the supervising authorities in Korea issue administrative instructions to Korean banks, which have the effect of regulating the access of borrowers to housing loans and, as such, demand for real estate properties. For example, the Financial Supervisory Service issued administrative instructions to financial institutions to (except in limited circumstances) verify the borrower’s ability to repay based on proof of income prior to making a mortgage and home equity loan regardless of the type or value of the collateral or the location of the property, which has had the effect of practically barring the grant of any new mortgage and home equity loans to borrowers without verifiable income.

Our banking subsidiaries extend mortgage and home equity loans in compliance with the applicable regulations and administrative instructions by the relevant supervising authorities.

The following table sets forth a breakdown of our retail loans.

	As of December 31,
	2015		2016		2017
	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home-equity loans	~~W~~	54,983	~~W~~	56,235	~~W~~	59,078
Other retail loans		41,035		47,949		52,512
Percentage of retail loans to total gross loans		38.7%		39.9%		40.2%

Note:

(1)	Before allowance for loan losses and deferred loan origination costs and fees and excludes credit card receivables.

The total mortgage and home equity loans amounted to ~~W~~59,078 billion as of December 31, 2017, and as of such date, consisted of amortizing loans (whose principal is repaid by part of the installment payments) in the amount of ~~W~~52,871 billion and non-amortizing loans in the amount of ~~W~~6,207 billion. In addition, as of December 31, 2017, we also provided lines of credit in the aggregate outstanding amount of ~~W~~705 billion for non-amortizing loans.

Pricing

The interest rates payable on Shinhan Bank’s retail loans are either periodically adjusted floating rates (based on a base rate determined for three-month, six-month or twelve-month periods derived using an internal transfer price system, which reflects the market cost of funding, as adjusted to account for expenses related to lending and the profit margin of the relevant loan products) or fixed rates that reflect the market cost of funding, as adjusted to account for expenses related to lending and the profit margin. Fixed rate loans are offered only on a limited basis and at a premium to floating rate loans. For unsecured loans, which Shinhan Bank provides on a floating or fixed rate basis, interest rates thereon reflect a margin based on, among other things, the borrower’s credit score as determined during its loan approval process. For secured loans, the credit limit is based on the type of collateral, priority with respect to the collateral and the loan-to-value ratio. Shinhan Bank may adjust the pricing of these loans to reflect the borrower’s current and/or expected future contribution to Shinhan Bank’s profitability. The interest rate on Shinhan Bank’s loan products may become adjusted at the time the loan is extended. If a loan is terminated within three years following the date of the loan, the borrower is required to pay an early termination fee, which is typically 0.8% to 1.4% of the outstanding principal amount of and accrued and unpaid interest on the loan, multiplied by a fraction the numerator of which is the number of the remaining days on the loan until maturity and the denominator of which is the number of days comprising the term of the loan or three years, whichever is greater.

As of December 31, 2017, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 1.66%, 1.83% and 1.98%, respectively. As of December 31, 2017, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of five years were approximately 4.88%. Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 4.17% to 14.00%, depending on the credit scores of its customers.

As of December 31, 2017, 76.3% of Shinhan Bank’s total retail loans were floating rate loans and 23.7% were fixed rate loans. As of the same date, 68.9% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and 31.1% were fixed rate loans.

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

Private Banking

Historically, we have focused on customers with high net worth. Our retail banking services include providing private banking services to high net worth customers who seek personal advice in complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth clients by offering them customized wealth management solutions and comprehensive financial services including asset portfolio and fund management, tax consulting, real estate management and family office services, among others. Since the end of 2011, in order to preemptively respond to evolving customer needs and promote asset growth by inducing greater synergy between commercial banking and investment advisory services offered by Shinhan Investment, Shinhan Bank launched private wealth management centers which combine certain branches of Shinhan Bank with those of Shinhan Investment located in the same area. Shinhan Bank’s strength in private banking has been widely recognized by a number of significant industry awards in recent years, including the “Best Wealth Manager in Korea” (awarded six consecutive years) and “Best Private Bank in Korea” (awarded three consecutive years) awards by The Asset magazine in 2017 and the “Best Private Bank in Korea” by The Asian Banker in 2017.

As of December 31, 2017, Shinhan Bank operated 27 private wealth management service centers nationwide, including 18 in Seoul, three in the suburbs of Seoul and six in cities located in other regions in Korea. As of December 31, 2017, Shinhan Bank had approximately 7,574 private banking customers, who typically are required to have a minimum of ~~W~~500 million in assets under management with us to qualify for private banking services.

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

	As of December 31,
	2015			2016			2017
	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	~~W~~	67,336	27.1%	~~W~~	71,757	27.5%	~~W~~	78,556	28.3%
Large corporate loans		33,742	13.6		34,131	13.1		35,664	12.9
Others(2)		32,796	13.2		31,482	12.0		31,038	11.1

Total corporate loans	~~W~~	133,874	53.9%	~~W~~	137,370	52.6%	~~W~~	145,258	52.3%

Notes:

(1)	Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree.
(2)	Includes loans to governmental agencies, loans to banks and other corporate loans, including loans originated by subsidiaries other than Shinhan Bank which are classified as corporate loans for purposes of financial reporting.

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises (the “SME Basic Act”) and the related Presidential Decree, as amended and effective from January 27, 2016, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ~~W~~500 billion, (ii) the enterprise must meet the standards prescribed by the Presidential Decree in relation to the average and total annual sales revenues applicable to the type of its main business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. However, if any entity which was a small- and medium-sized enterprise as defined in the SME Basic Act prior to the latest amendment no longer meets such definition following such amendment, such entity will be deemed a small- and medium-sized enterprise for purposes of the SME Basic Act. Non-profit enterprises that satisfy certain requirements prescribed in the SME Basic Act and its Presidential Decree may qualify as a small- and medium-sized enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree are deemed as small- and medium-sized enterprises, effective from April 15, 2014. As of December 31, 2017, we made loans to 270,660 small- and medium-sized enterprises for an aggregate amount of ~~W~~78,556 billion (before allowance for loan losses and deferred loan origination costs and fees).

We believe that Shinhan Bank, whose traditional focus has been on small- and medium-sized enterprises lending, is well-positioned to succeed in the small- and medium-sized enterprises market in light of its marketing capabilities (which we believe have provided Shinhan Bank with significant customer loyalty) and its prudent risk management practices, including conservative credit rating systems for credit approval. To maintain or increase its market share of small- and medium-sized enterprises lending, Shinhan Bank:

•	has accumulated a market-leading expertise and familiarity as to customers and products. We believe Shinhan Bank has an in-depth understanding of the credit risks embedded in this market segment, allowing Shinhan Bank to develop loan and other products specifically tailored to the needs of this market segment;

•	operates a relationship management system to provide customer service that is tailored to small-and medium-sized enterprises. Shinhan Bank currently has relationship management teams in 184 banking branches, of which 49 are corporate banking branches and 135 are hybrid banking branches designed to serve both retail customers and, to a limited extent, corporate customers. These relationship management teams market products, and review and approve smaller loans with less credit risks; and

•	continues to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~35,664 billion (before allowance for loan losses and deferred loan origination costs and fees) as of December 31, 2017. Large corporate customers tend to have better credit profiles than small- and medium-sized enterprises, and accordingly, Shinhan Bank has expanded its focus on these customers as part of its risk management policy.

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

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2017, working capital loans and facilities loans amounted to ~~W~~59,744 billion and ~~W~~48,998 billion, respectively, representing 54.9% and 45.1% of our total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans have a maximum maturity of 15 years, are typically repaid in semiannual installments per annum and may be entitled to a grace period not exceeding one-third of the loan term with respect to the first repayment; facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2017, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 58.7% and 12.6%, respectively, of our Won-denominated loans to small- and medium-sized enterprises. As of December 31, 2017, 49.5% of the corporate loans were secured by real estate.

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

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2017, 45.4% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates as determined by the applicable market rates.

More specifically, interest rates on Shinhan Bank’s corporate loans are generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus credit spread plus risk premium plus or minus discretionary adjustment.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2017, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for a three-month, six-month, one-year, two-year, three-year or five-year period, as applicable, as derived using Shinhan Bank’s market rate system) were 1.66% for three months, 1.83% for six months, 1.98% for one year, 2.26% for two years, 2.36% for three years and 2.58% for five years. As of the same date, Shinhan Bank’s reference rate was 4.75%. The reference rate refers to the base lending rate used by Shinhan Bank and is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

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

Treasury

Shinhan Bank’s treasury division provides funds to all of Shinhan Bank’s business operations and ensures the liquidity of its operation. To secure stable long-term funds, Shinhan Bank uses fixed and floating rate notes, debentures, structured financing and other advanced funding methods. As for overseas funding, Shinhan Bank closely monitors the feasibility of raising funds in currencies other than the U.S. Dollar, such as the Japanese Yen and the Euro. In addition, Shinhan Bank makes call loans and borrows call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies with a minimum transaction amount of ~~W~~100 million and maturities of typically one day.

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

Derivatives Trading

Shinhan Bank provides to its customers, and to a limited extent, trades for its proprietary accounts, a broad range of derivatives products, which include:

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

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount were ~~W~~132,785 billion, ~~W~~174,866 billion and ~~W~~183,457 billion in 2015, 2016 and 2017, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to enter into derivatives contracts to hedge their risk exposure and entering into back-to-back derivatives to hedge Shinhan Bank’s risk exposure that results from such client contracts.

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

As of December 31, 2015, 2016 and 2017, Shinhan Bank had total trust assets of ~~W~~37,304, ~~W~~45,058 billion and ~~W~~58,536 billion respectively, comprised principally of securities investments of ~~W~~7,688 billion, ~~W~~10,885 billion and ~~W~~16,870 billion respectively; real property investments of ~~W~~7,576 billion, ~~W~~8,914 billion and ~~W~~12,053 billion, respectively; and loans with an aggregate principal amount of ~~W~~454 billion, ~~W~~472 billion and ~~W~~469 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2015, 2016 and 2017, debt securities accounted for 19.2%, 22.9% and 27.3%, respectively, and equity securities constituted 1.4%, 1.3% and 1.5%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2015, 2016 and 2017, approximately 53.3%, 52.1% and 57.1%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ~~W~~24,093 billion, ~~W~~29,476 billion and ~~W~~37,700 billion as of December 31, 2015, 2016 and 2017, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2015, 2016 and 2017, Shinhan Bank’s variable rate trust accounts amounted to ~~W~~20,443 billion, ~~W~~25,634 billion and ~~W~~33,720 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to ~~W~~3,649 billion, ~~W~~3,841 billion and ~~W~~3,979 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts. Shinhan Bank also offers an insignificant amount of guaranteed fixed rate trust products (amounting to ~~W~~1.0 billion, ~~W~~1.0 billion and ~~W~~1.0 billion as of December 31, 2015, 2016 and 2017, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return. These products are carry-overs from past offerings, and Shinhan Bank no longer offers guaranteed fixed rate trust products.

Credit Card Services

Products and Services

We currently provide our credit card services principally through our credit card subsidiary, Shinhan Card, and to a limited extent, Jeju Bank.

Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•	credit card services, which involve providing cardholders with credit up to a preset limit to purchase products and services. Repayment for credit card purchases may be made either (i) on a lump-sum basis, namely, in full at the end of a monthly billing cycle or (ii) on a revolving basis subject to a minimum monthly payment. The minimum monthly payment for holders of credit cards issued before December 30, 2014 is the greater of (x) 5% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) ~~W~~30,000. The minimum monthly payment for holders of credit cards issued on or after December 30, 2014 is the greater of (x) 10% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) ~~W~~50,000. Currently, the outstanding credit card balance subject to the revolving basis payments generally accrues interest at the effective annual rates of approximately 5.4% to 24.0%.

•	cash advances, which enable the cardholders to withdraw cash subject to a preset limit from an ATM machine or a bank branch. Repayments for cash advances may be made either on a lump-sum basis or, in the case of credit cards issued before December 30, 2014, on a revolving basis. Currently, the lump-sum cash advances generally accrue interest at the effective annual rates of approximately 6.1% to 24.0% and the revolving cash advances generally accrue interest at a minimum rate of 5% to 20% of the outstanding balance (depending on the cardholder’s credit).

•	installment purchases, which provide customers with an option to purchase products and services from select merchants on an installment basis for which repayments must be made in equal amounts over a fixed term generally ranging from two to 24 months, and for certain limited types of cards, up to 36 months. Currently, the outstanding installment purchase balances generally accrue interest at the effective annual rates of approximately 9.5% to 20.9%.

•	card loans, which enable cardholders to receive, up to a preset limit, a loan which is generally unsecured. Repayment of card loans is made generally by (i) repaying principal and interest in equal amounts on an installment basis over a fixed term of two to 36 months, (ii) repaying the principal and interest amounts in full at maturity, or (iii) making interest-only payments during the initial grace period of either three months or six months and repaying the principal and interest amounts on a monthly installment basis over the remaining period of typically two to 36 months. Currently, the outstanding card loan balances generally accrue interest at the effective annual rates of approximately 6.16% to 23.9%. Delinquent credit card receivables can also be restructured into loans, which we classify as card loans, and these loans generally accrue interest at the effective annual rates of approximately 11.9% to 19.5% over a fixed term whose maximum is 72 months.

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

Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card levies a late charge in lieu of the interest rates applicable prior to default. The late charge rate currently ranges from 22.4% to 24.0% per annum. Beginning in the first half of 2018, instead of levying a late charge in lieu of interest rates prior to default, Shinhan Card will maintain the interest rates prior to default but add a late charge rate of 3% in addition to the interest rates prior to default.

Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to the regulatory limit of 2.5% of the purchased amount depending on the merchant used, with the average charge for credit cards being 1.61% in 2017. For small- and medium-sized merchants, the applicable regulations impose reduced fee rates of 0.8% (in the case of merchants with annual sales of ~~W~~300 million or less) and 1.3% (in the case of merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million), respectively, of the purchased amount.

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

Cardholders are required to settle their outstanding balances in accordance with the terms of the credit cards they hold. Cardholders are required to select the monthly settlement date when they open the credit card account and may subsequently change the settlement date but no more than once every 60 days. Settlement dates at or around the end of each month are the most popular since salaries are typically paid at the end of the month.

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

Credit Card Products

Shinhan Card offers a wide range of credit card products tailored for credit cardholders’ lives and to satisfy their preferences and needs. Credit card products offered by Shinhan Card include:

•	cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prices or cash;

•	platinum cards and other preferred membership cards, which have higher credit limits and provide additional services in return for higher annual membership fees;

•	cards with additional features to preferred customers, such as revolving credit cards, travel services and insurance;

•	cards with fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet;

•	corporate and affinity cards that are issued to employees or members of particular companies or organizations; and

•	mobile phone cards allowing customers to conduct wireless credit card transactions through their mobile phones.

Customers and Merchants

In addition to internal growth through cross-selling, we seek to enhance our market position by selectively targeting new customers with high net worth and solid credit quality through the use of a sophisticated and market-oriented risk management system. Shinhan Card screens its credit card applicants and sets individualized credit limits for such applicants according to internal guidelines based on a comprehensive credit scoring system. We also seek to provide a wide variety of differentiated products and services tailored to our customers’ individualized needs through precision analysis and customer segmentation based on the “big data” we have compiled on our approximately 22 million customers. We have also formed a team dedicated to the “fintech” business by actively pursuing technology developments and strategic alliances with key partners as well as additional teams focused on innovation and creating new sources of value for our clients through the development of big data and digital platforms. For example, Shinhan Card has an “AI Lab” team devoted to integrating artificial intelligence technology to its services and channels.

The following table sets forth the number of customers of Shinhan Card and the number of merchants at which Shinhan Card can be used for purchases as of the dates indicated.

	As of December 31,
	2015	2016	2017
	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	12,163	12,216	12.424
Personal accounts	12,052	12,097	12.295
Corporate accounts	111	119	129
Active ratio(2)	97.9%	97.3%	96.3%
Number of merchants	2,513	2,626	2.724

Notes:

(1)	Represents the number of cardholders whose card use is not subject to suspension or termination as of the relevant date.
(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers to facilitate purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 2.08% of Shinhan Card’s total operating revenue in 2017. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card historically charged, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Initial financing fees charged in connection with installment finance products for new cars, however, were abolished effective March 2, 2013 pursuant to the Financial Consumer Report (Automobile Financings) issued by the Financial Supervisory Service on January 29, 2013. Shinhan Card has installment financing arrangements with over 10,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

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

Auto Lease

Shinhan Card currently provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 1.39% of Shinhan Card’s total operating revenue in 2017.

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

As of December 31, 2017, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 5.07% (consisting of 2.43% in the retail segment, 0.61% in the institutional segment and 2.03% in the international segment) in terms of total brokerage volume, ranking third among securities firms in Korea. As of the same date, according to internal data, Shinhan Investment held the ninth largest annual market share in the options brokerage segment and the seventh largest annual market share in the KOSPI 200 futures segment of 6.91% and 5.92%, respectively, in terms of total brokerage volume with respect to these products.

Products and Services

Shinhan Investment provides principally the following services:

•	retail client services. These services include equity and bond brokerage, investment advisory and financial planning services to retail customers, with a focus on high net worth individuals. The fees generated include brokerage commissions for the purchase and sale of securities, asset management fees, interest income from credit extensions (including in the form of stock subscription loans), margin transaction loans and loans secured by deposited securities.

•	institutional client services:

•	brokerage services. These services include brokerage of stocks, corporate bonds, futures and options provided to Shinhan Investment’s institutional and international customers and sale of institutional financial products. These services are currently supported by a team of approximately 78 research analysts that specialize in equity, bonds and derivatives research.

•	investment banking services. These services include a wide array of investment banking services to Shinhan Investment’s corporate customers, such as domestic and international initial public offerings, mergers and acquisitions advisory services, bond issuances, underwriting, capital increase, asset-backed securitizations, issuance of convertible bonds and bonds with warrants, structured financing, issuance of asset-backed commercial papers and project financings involving infrastructure, real estate and shipbuilding.

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

With respect to investment banking services, Shinhan Investment concentrates on equity capital markets, debt capital markets, project finance and mergers and acquisitions. To a limited extent, Shinhan Investment also engages in private equity investments through formation of private equity funds by soliciting investors on a private placement basis. To better serve its international customers, Shinhan Investment has established four overseas service centers in Hong Kong, New York, Vietnam and Indonesia. In July 2015, we acquired a 100% stake in Nam An Securities (subsequently launched as Shinhan Securities Vietnam Co., Ltd.), a Vietnamese

securities services firm that provides investment banking and asset management services. In addition, in order to seize the rapid growth opportunity and as part of its expansion efforts in Indonesia, Shinhan Investment acquired a 99% stake in PT Makinta Securities, an Indonesian investment banking firm in July 2016 and subsequently launched it as an overseas subsidiary offering investment banking and brokerage services under the name PT Shinhan Sekuritas Indonesia in December 2016. To further expand and stabilize our global businesses, we made further capital investments totalling US$62 million in December 2017 in our subsidiaries located in Hong Kong, New York, Vietnam and Indonesia.

Life Insurance Services

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides its services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. As of December 31, 2015, 2016 and 2017, Shinhan Life Insurance had total assets of ~~W~~24,545 billion, ~~W~~27,500 billion and ~~W~~29,719 billion and net profits of ~~W~~100 billion, ~~W~~151 billion and ~~W~~121 billion, respectively.

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

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, a joint venture with BNP Paribas Asset Management Holding, of which we and BNP Paribas Asset Management Holding hold 65:35 interests, respectively. Shinhan BNP Paribas Asset Management ranked fifth among asset managers in Korea in terms of assets under management as of December 31, 2017, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a joint venture with BNP Paribas Asset Management Holding, we believe Shinhan BNP Paribas Asset Management derives significant benefits from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2017, Shinhan BNP Paribas Asset Management had assets under management amounting to approximately ~~W~~40,962 billion. To a limited extent, Shinhan Investment also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”

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

Private Equity

To a limited extent, through Shinhan Alternative Investment, we are also engaged in private equity investments through formation of private equity funds. The private equity funds receive funding from investors on a private placement basis, which funds are then invested in equity securities in companies for a variety of reasons, including management control, business turnaround or corporate governance improvements.

Financial System Development Services

We provide financial system development services through Shinhan Data Systems, which offers system integration, system management, IT outsourcing, business process outsourcing and IT consulting services.

Real Estate Investment Trust (REIT) Asset Management

Through our wholly owned subsidiary, Shinhan REITs Management Co., Ltd., we provide real estate investment and management services to real estate investment trusts.

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2017.

	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Investment	Shinhan Life Insurance	Total
Distribution Channels in Korea(1)
Seoul metropolitan	351	2	7	54	51	465
Gyeonggi province	192	—	4	19	32	247
Six major cities:	168	1	6	22	48	245
Incheon	59	—	1	3	13	76
Busan	38	1	1	6	15	61
Gwangju	13	—	1	3	6	23
Daegu	24	—	1	4	5	34
Ulsan	14	—	1	3	2	20
Daejeon	20	—	1	3	7	31

Sub-total	711	3	17	95	131	957

Others	154	35	6	19	50	264

Total	865	38	23	114	181	1,221

Note:

(1)	Includes our main office and those of our subsidiaries.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2017, Shinhan Bank’s branch network in Korea comprised of 865 service centers, consisting of our headquarters, 672 retail banking service centers, nine corporate banking service centers primarily designed to serve large corporate customers and 184 hybrid banking branches designed to serve retail as well as small-business corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers.

Retail Banking Channels

In Korea, many retail transactions are conducted in cash or with credit cards, and conventional checking accounts are generally not offered or used as widely as in other countries such as the United States. An extensive retail branch network has traditionally played an important role as the main platform for a wide range of banking transactions. However, a growing number of customers are turning to other service channels to meet their banking needs, such as Internet banking, mobile banking and other forms of non-face-to-face platforms. In response to such changes, Shinhan Bank has recently focused on reorganizing its retail branch network, including shifting, merger or closure of certain branches that are considered redundant.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. In December 2015, Shinhan Bank introduced a new generation of automated self-service machines called “digital kiosks,” which are currently being test-run at 17 branches in the Seoul metropolitan area. These digital kiosks feature biometric authentication technology and can perform a wide range of services that are unavailable through traditional ATMs, such as opening new accounts, issuance of debit and check cards, foreign currency exchange and overseas remittance of foreign currency. As of December 31, 2017, Shinhan Bank had 6,076 ATMs, nine cash dispensers and 35 digital kiosks. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2017, automated banking machine transactions accounted for a substantial portion of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Electronic Banking

Shinhan Bank’s Internet banking services are more comprehensive than those available at the counter, including such services as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Shinhan Bank also offers mobile banking services in order to enable customers to make speedy, convenient and secure banking transactions using mobile phones. As of December 31, 2017, Shinhan Bank had approximately 17,002,657 subscribers to its Internet banking services and approximately 12,757,346 users of its smart banking applications, representing an increase of 5.1% and 9.6%, respectively, compared to December 31, 2016. Shinhan Bank continues to experience a rise in the number of online and mobile banking users. Shinhan Bank began offering online and mobile banking initially with a view to saving costs rather than increasing revenues, but is currently exploring ways to leverage the possibility of increase revenues through online and mobile banking given that these services offer customers with easier and more convenient access to banking services without limitations of time and space as well as offer tailored and customized service to each customer. In September 2017, Shinhan Bank launched “Shinhan Tong,” a new mobile and web based platform that is more user friendly and easier to access than previous platforms and does not require additional applications or certifications. Shinhan Tong utilizes mobile identification and non-face-to-face identity authentication technology, which allows users to open new bank accounts, exchange currencies and use other services such as credit card application services without having to visit a physical bank branch.

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2017.

Business Unit	Location	Year Established or Acquired
Subsidiaries

Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH(1)	Frankfurt, Germany	1994
Shinhan Bank America	New York, U.S.A.	2003
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Khmer Bank PLC	Phnom Penh, Cambodia	2007
Shinhan Bank Kazakhstan Limited	Almaty, Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(2)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(3)	Ho Chi Minh City, Vietnam	2011
Banco Shinhan de Mexico(4)	Mexico City, Mexico	2015
PT Bank Shinhan Indonesia(5)	Jakarta, Indonesia	2016

Branches

New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Kancheepuram	India	2014
Pune	India	2014
Manila	Philippines	2015
Dubai	United Arab Emirates	2015
Sydney	Australia	2016
Yangon	Myanmar	2016
Ahmedabad	India	2016
Ranga Reddy	India	2016

Representative Offices

Mexico	Mexico City, Mexico	2008
Uzbekistan	Tashkent, Uzbekistan	2009
Myanmar	Yangon, Myanmar	2013
Poland(1)	Wroclaw, Poland	2014

Notes:

(1)	Shinhan Bank Europe GmbH established a representative office in Poland in 2014.
(2)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.
(3)	Prior to the establishment of this subsidiary in 2011, Shinhan Bank provided banking services in Vietnam through a branch since 1995.
(4)	Banco Shinhan de Mexico obtained a preliminary license in August 2015. In December 2017, Banco Shinhan de Mexico obtained a full business license.

(5)	Shinhan Bank acquired a 98.01% stake in Bank Metro Express and a 100% stake in Centratama Nasional Bank, two banks in Indonesia, in November 2015 and December 2016, respectively. On February 17, 2016, Bank Metro Express obtained a license to conduct business activities in the name of PT Bank Shinhan Indonesia. Centratama Nasional Bank was merged with PT Bank Shinhan Indonesia on December 6, 2016.

Currently, our overseas subsidiaries and branches are primarily engaged in trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets, as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers. In the future, as part of our globalization efforts, we plan to expand our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets and in 2011 merged two of our Vietnam banking subsidiaries in order to enhance our presence and enable greater flexibility in its service offerings in these markets. We plan to maintain our focus on organic growth, while we may selectively pursue acquisitions in markets where it is difficult to obtain local banking licenses through greenfield entry. In furtherance of this objective, Shinhan Bank acquired a 98.01% stake in Bank Metro Express and a 100% stake in Centratama Nasional Bank, two banks in Indonesia, in November 2015 and December 2016, respectively. The Bank completed the merger of the two banks in December 2016. The Bank also opened additional branches in Australia, Myanmar and India in the second half of 2016. In April 2017, Shinhan Bank Vietnam Co., Ltd. acquired ANZ Bank (Vietnam) Limited’s retail division. We plan to continue our efforts to expand our overseas banking service network and global operations.

Credit Card Distribution Channels

Shinhan Card primarily uses three distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, and (iii) business partnerships and affiliations with vendors.

The branch network for our credit card operations consisted of 865 branches as of December 31, 2017 of Shinhan Bank and 23 card sales branches of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2017, the number of new cardholders acquired through our banking distribution network accounted for approximately 23.9% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2017, and the number of new cardholders acquired through sales agents accounted for approximately 47.3% of the total number of Shinhan Card’s new cardholders in 2017. As of December 31, 2017, Shinhan Card had 3,066 sales agents, who were independent contractors. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is generally tied to the transaction volume of the customers introduced by them, and we believe this system helps to enhance profitability.

As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a number of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers. Shinhan Card plans to continue to leverage its alliances with such vendors to attract new cardholders.

In November 2014, as an initial step to exploring potential opportunities overseas, Shinhan Card established its first overseas subsidiary in Kazakhstan, LLP MFO Shinhan Finance, as Kazakhstan was deemed to have relatively low entry barriers to foreign financial institutions, high growth potential for retail operations and the possibility of leveraging Shinhan Bank’s network. LLP MFO Shinhan Finance obtained its business license in the first half of 2015 and commenced operations in July 2015, including installment financing and credit loans. In 2018, LLP MFO Shinhan Finance is planning to expand its marketing channels and improve profitability by diversifying its loan product offerings.

In December 2015, Shinhan Card acquired a majority stake in PT Swadharma Indotama Finance, a multi finance company in Indonesia, and changed its legal name to PT Shinhan Indo Finance. PT Shinhan Indo Finance engages in corporate and retail operations, including installment financing and financial leases, and began offering credit card services in January 2017 after obtaining its credit card business license in December 2016. It is currently focusing on expanding its client base by utilizing the Shinhan Bank network as well as employees and clients of its affiliate company, the Salim Group. In order to expand its retail operations, in 2018, PT Shinhan Indo Finance is planning to expand its car sales network through partnerships with local car dealers. In addition, it is planning to improve its profit structure by reducing operating costs and enhancing the quality of its assets.

In March 2016, to accelerate our global business expansion, we established Shinhan Microfinance, a local subsidiary in Myanmar. Shinhan Microfinance obtained its microfinance business license in July 2016 and launched operations in September 2016. In 2017, it expanded its business operations from Yangon to nearby Bago. In 2018, Shinhan Microfinance is planning to increase its assets and profit volume by diversifying the range of microfinance products it offers.

In January 2018, Shinhan Card acquired Prudential Vietnam Finance Company Limited to enter the consumer finance market in Vietnam. The acquisition is expected to be completed during the second half of 2018 and enable a stronger presence and synergy with Shinhan Bank and Shinhan Investment, both of which currently have operations in Vietnam.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2017, Shinhan Investment had 114 service centers nationwide, and four overseas subsidiaries based in Hong Kong, New York, Vietnam and Indonesia to service our corporate customers.

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

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. Shinhan Life Insurance, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2017, Shinhan Life Insurance had 181 branches and 10 customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

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

In order to enhance security and trustworthiness of the financial services provided by us, we continually seek to enhance a group-wide set of standards for information security and upgrade the related systems. In 2008, we established group-wide information systems and policies, which have since been continually updated and upgraded. In 2014, we further upgraded the group-wide information security control tower to a best-in-class level and replaced most of our internal information security staff with highly qualified outside experts in order to reinforce our security defense capabilities in the event of cyber breaches. In addition, we have a team within our group to provide specialized data protection and related support services to our smaller operating subsidiaries, and we take active measures to preemptively forestall any security breaches through mock trials.

At the subsidiary level, we also continue to upgrade the information technology infrastructure and services for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary and thereby bolster their respective competitiveness, including with respect to electronic and mobile banking (including by means of smartphones), online consultation, expanded sales services and customized informational services. In addition, we have recently strengthened our indirect service channels through a major upgrade of the corporate online banking services and expansion of mobile phone-based product offerings and sales and service networks, such as the launch of Shinhan Bank’s banking application SOL and upgrades to Shinhan Investment’s Shinhan iAlpha application system, in light of the growing base of customers who increasingly access financial services through their mobile phones. We also established in April 2015 a new credit evaluation system with enhanced precision in assessing the creditworthiness of our corporate customers, which has enabled us to manage our credit risk more effectively. On a group-wide level, we are enhancing the efficiency of the information technology operations of our subsidiaries through cloud computing and are planning to build a platform based on blockchain, open application programming interface and big data technology. Furthermore, we have expanded, and will continue to expand, our information technology systems to support the sales and operational capabilities of our overseas subsidiaries and branches through a global customer management system as well as provide country-specific financial services.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2017, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 38 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means, although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Although net interest margin may improve if the base interest rate is increased during 2018, the effect on Shinhan Bank’s results of operations may be less beneficial due to increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. In addition, the Government regulations adopted in 2012 mandating lower merchant fees chargeable to small- and medium-sized enterprises (which are subject to revision every three years) and the Government guidelines issued in 2013 suggesting lower standard interest rates for cash advances and card loans have reduced, and are likely to continue to limit, the revenues of credit card companies, including Shinhan Card. Beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized enterprises went into effect. In addition, due to the implementation of the Improper Solicitation and Graft Act on September 28, 2016, revenue growth for corporate cards and service related industries such as dining, floral and entertainment have shown signs of decline. In July 2017, the Enforcement Decree of the Specialized Credit Finance Business Act was amended to expand the range of small- and medium-sized enterprises subject to lower merchant fees. Additional regulations on loans reducing maximum interest rates chargeable from 27.9% to 24%

came into effect in February 2018, placing further downward pressure on the results of operations for credit card companies for 2018 and beyond, and amendments to regulations requiring further downward adjustments to merchant fees are expected to continue in the near future. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected.

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

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since July 2015, the Financial Services Commission has provided, through the Korea Financial Telecommunications and Clearings Institute, the integrated automatic payment transfer management service, which allows account holders to search for, terminate or modify automatic payments they have set up with financial institutions participating in such service (currently including banks, securities companies and other financial institutions such as The Post Office, Korean Federation of Community Credit Cooperatives, National Credit Union Federation of Korea, Mutual Savings Bank and National Forestry Cooperative Federation). In addition, the Financial Services Commission began providing the integrated account management service from December 2016, which allows account holders to search for detailed information of their bank accounts opened in banks participating in such service, close small-sum inactive accounts (i.e., accounts with no transaction activity during the previous one year period and with a balance of less than ~~W~~500,000) and transfer the balance in such accounts to other accounts. Moreover, in December 2017, the Financial Services Commission introduced the “my account at a glance” system, which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on one page. The “my account at a glance” system is expected to become available on mobile channels and expand its scope of services to include savings banks and securities within 2018. Since their introduction, the integrated automatic payment transfer management and integrated account management services have gained widespread acceptance, evidenced by the fact that, as of September 30, 2017, these services have been used by approximately 17.6 million and 8.0 million users, respectively. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations and may lead to significant changes in the current Korean financial market. As a result, Shinhan Bank may face difficulties in increasing or retaining its deposits, which in turn may result in an increase in its cost of funding and a decrease in its settlement and remittance service fee revenue.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. Also, widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to the competitive threat faced by existing credit card service providers, including our credit card subsidiary. In 2015, the Government announced its plans to allow Internet-only banks to operate in Korea. KT consortium’s K-Bank and Kakao consortium’s Kakao Bank commenced operations in April 2017 and July 2017, respectively. Internet-only banks may have advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices (including a requirement to maintain a certain ratio of core capital to total risk exposure, which was introduced in January 2018 in order to control excessive leverage), which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, whose minimum requirements were phased in sequentially from December 1, 2013 through full implementation by January 1, 2015, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission is currently implementing the Basel III requirements relating to liquidity coverage ratio and capital conservation buffer, each of which will be fully phased in by January 1, 2019. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank are required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer to increase by 0.25% annually to 1.00% by January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. However, there is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry.

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

Description of Assets and Liabilities

Loans

As of December 31, 2017, our total gross loan portfolio was ~~W~~277,489 billion, which represented an increase of 6.3% from ~~W~~261,004 billion at December 31, 2016. The increase in our portfolio primarily reflects a 5.7% increase in corporate loans and an 7.1% increase in retail loans.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2013		2014		2015		2016		2017
	(In billions of Won)
Corporate
Corporate loans(1)	~~W~~	102,823	~~W~~	112,145	~~W~~	125,155	~~W~~	128,672	~~W~~	138,277
Public and other(2)		2,525		2,135		2,191		2,154		2,298
Loans to banks(3)		6,103		4,684		4,653		4,730		2,970
Lease financing		1,721		1,844		1,875		1,814		1,713

Total — Corporate		113,172		120,808		133,874		137,370		145,258

Retail
Mortgages and home equity		46,908		50,652		54,983		56,235		59,078
Other retail(4)		30,242		34,278		41,035		47,949		52,512

Total — Retail		77,150		84,930		96,018		104,184		111,590

Credit cards		17,665		18,141		18,537		19,450		20,641

Total loans(5)	~~W~~	207,987	~~W~~	223,879	~~W~~	248,429	~~W~~	261,004	~~W~~	277,489

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.
(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.
(3)	Consists of interbank loans and call loans.
(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.
(5)	As of December 31, 2013, 2014, 2015, 2016 and 2017, approximately 90.0%, 89.1%, 89.4%, 88.9% and 88.2% of our total gross loans, respectively, were Won-denominated.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Individual Borrower

As of December 31, 2017, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~55,195 billion. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2017.

	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Ministry of Strategy and Finance	~~W~~	0	~~W~~	—	~~W~~	15,183	~~W~~	—	~~W~~	—	~~W~~	15,183	~~W~~	—
The Bank of Korea		980		—		6,524		0		—		7,504		—
Korea Housing Finance Corporation.		0		—		5,517		—		—		5,517		—
Korea Development Bank		14		6		4,802		—		—		4,821		—
Industrial Bank of Korea.		637		—		2,295		—		—		2,932		—
Export-Import Bank of Korea		—		—		2,170		54		—		2,224		—
Korea Securities Finance Corporation.		756		—		1,459		—		—		2,215		—
Korea Deposit Insurance Corporation.		—		—		2,198		—		—		2,198		—
Samsung Electronics Co., Ltd.		—		1,920		25		—		0		1,944		—
Nonghyup Bank.		543		8		817		2		—		1,371		—
Korea Land & Housing Corporation		—		—		1,279		—		—		1,279		—
Woori Bank.		94		195		978		—		—		1,268		—
Kookmin Bank.		477		—		771		0		—		1,247		—
Korea Investment & Securities Co., Ltd.		919		—		30		—		—		949		—
Small& Medium Business Corporations		0		—		893		—		—		893		—
KEB Hana Bank		127		129		618		3		—		878		—
LG Electronics Inc.		105		73		209		417		—		805		—
Hotel Lotte Co., Ltd.		170		284		30		205		—		689		—
Korea Student Aid Foundation		—		—		652		—		—		652		—
KB Kookmin Card Co., Ltd.		68		—		559		—		—		628		—

Total	~~W~~	4,891	~~W~~	2,614	~~W~~	47,008	~~W~~	681	~~W~~	0	~~W~~	55,195	~~W~~	—

Exposure to Main Debtor Groups

As of December 31, 2017, our total exposure to the main debtor groups as identified by the Governor of the Financial Supervisory Service amounted to ~~W~~26,568 billion. The main debtor groups are largely comprised of chaebols. The following table shows, as of December 31, 2017, our total exposures to the ten main debtor groups to which we have the largest exposure.

Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Amounts of Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Samsung	~~W~~	302	~~W~~	2,491	~~W~~	844	~~W~~	849	~~W~~	0	~~W~~	4,486	~~W~~	—
Hyundai Motors		1,112		1,625		921		309		0		3,968		—
Lotte		407		712		1,013		461		0		2,592		—
LG		521		206		457		641		0		1,825		—
SK		542		243		585		373		0		1,743		—
Hanwha		549		229		476		299		0		1,552		—
Hyundai Heavy Industries		158		107		35		1,085		—		1,385		—
LS		133		377		266		591		—		1,367		—
GS		344		114		334		113		0		906		—
Hyosung		161		408		72		129		0		770		—

Total	~~W~~	4,229	~~W~~	6,512	~~W~~	5,003	~~W~~	4,850	~~W~~	0	~~W~~	20,594	~~W~~	—

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2017.

Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing	~~W~~	42,241	29.1%
Real estate, leasing and service		25,032	17.2
Retail and wholesale		19,325	13.3
Finance and insurance		11,420	7.9
Transportation, storage and communication		3,837	2.6
Hotel and leisure		3,728	2.6
Construction		3,185	2.2
Other service(1)		13,860	9.5
Other(2)		22,630	15.6

Total	~~W~~	145,258	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Maturity Analysis

The following table sets out the scheduled maturities (presented in terms of time remaining until maturity) of our loan portfolio as of December 31, 2017. The amounts below are before deduction of attributable loan loss reserves. In the case of installment payment loans, maturities have been adjusted to take into account the timing of installment payments.

	As of December 31, 2017
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Years(1)		Total
	(In billions of Won)
Corporate:
Corporate loans	~~W~~	96,642	~~W~~	36,388	~~W~~	5,247	~~W~~	138,277
Public and other		1,419		733		146		2,298
Loans to banks		2,287		556		127		2,970
Lease financing		670		1,037		6		1,713

Total corporate	~~W~~	101,018	~~W~~	38,714	~~W~~	5,526	~~W~~	145,258

Retail:
Mortgage and home equity	~~W~~	9,540	~~W~~	15,128	~~W~~	34,410	~~W~~	59,078
Other retail		34,333		10,919		7,260		52,512

Total retail	~~W~~	43,873	~~W~~	26,047	~~W~~	41,670	~~W~~	111,590

Credit cards	~~W~~	18,171	~~W~~	2,270	~~W~~	200	~~W~~	20,641

Total loans	~~W~~	163,062	~~W~~	67,031	~~W~~	47,396	~~W~~	277,489

Note:

(1)	Includes overdue loans.

We may roll over our corporate loans (primarily consisting of working capital loans and facility loans) and retail loans (to the extent not payable in installments) after we conduct our standard loan reviews in accordance with our loan review procedures. Working capital loans may generally be extended on an annual basis for an aggregate term of up to five years. Facilities loans, which are generally secured, may generally be extended on an annual basis for a maximum of 15 years from the origination date. Retail loans may be extended for additional terms of up to 12 months for an aggregate term of ten years from the origination date for both unsecured loans and secured loans.

Interest Rate Sensitivity

The following table presents a breakdown of our loans in terms of interest rate sensitivity as of December 31, 2017.

	As of December 31, 2017
	Due Within 1 Year(1)		Due After 1 Year		Total
	(In billions of Won)
Fixed rate loans(1)	~~W~~	84,785	~~W~~	46,828	~~W~~	131,613
Variable rate loans(2)		78,277		67,599		145,876

Total loans	~~W~~	163,062	~~W~~	114,427	~~W~~	277,489

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.
(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

Interest foregone is interest due on nonaccrual loans that has not been accrued in our books of account. In 2013, 2014, 2015, 2016 and 2017, we would have recorded gross interest income of ~~W~~119 billion, ~~W~~113 billion, ~~W~~79 billion, ~~W~~91 billion and ~~W~~96 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2013, 2014, 2015, 2016 and 2017 were ~~W~~58 billion, ~~W~~53 billion, ~~W~~39 billion, ~~W~~38 billion and ~~W~~42 billion, respectively.

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

	As of December 31,
	2013		2014		2015		2016		2017
	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Corporate	~~W~~	1,660	~~W~~	1,358	~~W~~	1,235	~~W~~	1,102	~~W~~	1,035
Retail		217		233		228		243		311
Credit cards		108		152		93		86		67

Sub-total		1,985		1,743		1,556		1,431		1,413

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		194		183		176		234		199
Retail		436		374		316		313		440
Credit cards		524		466		399		369		509

Sub-total		1,154		1,023		891		916		1,148

Total	~~W~~	3,139	~~W~~	2,766	~~W~~	2,447	~~W~~	2,347	~~W~~	2,561

Note:

(1)	Represents either loans that are “troubled debt restructuring” or loans for which payment of interest and/or principal became past due by 90 days or more (adjusting for any overlap due to loans that satisfy both prongs so as to avoid double counting).

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

	As of December 31,
	2013		2014		2015		2016		2017
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	~~W~~	71	~~W~~	173	~~W~~	244	~~W~~	133	~~W~~	10
Loans classified as “troubled debt restructurings” (including nonaccrual and past due loans)	~~W~~	756	~~W~~	635	~~W~~	714	~~W~~	526	~~W~~	502

The following table presents, for the periods indicated and with respect to the restructured loans, the amounts that would have been recorded as our interest income under the original contract terms of the restructured loans, and the amounts that were actually recorded as our interest income for such loans under the restructured contractual terms of such loans.

	2013		2014		2015		2016		2017
	(In billions of Won)
Interest income under the original contractual terms of the restructured loans(1)	~~W~~	68	~~W~~	21	~~W~~	22	~~W~~	17	~~W~~	15
Interest income under the restructured contractual terms of the restructured loans(1)	~~W~~	15	~~W~~	12	~~W~~	6	~~W~~	8	~~W~~	11

Note:

(1)	Includes nonaccrual and past due loans.

The following table presents a breakdown of the outstanding balance and specific allowance for loan losses as of December 31, 2013, 2014, 2015, 2016 and 2017 of corporate loans classified as “troubled debt restructurings” (including nonaccrual and past due loans) by the type of restructuring to which such loans are subject.

	As of December 31,
	2013				2014				2015				2016				2017
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Workout	~~W~~	571	~~W~~	266	~~W~~	476	~~W~~	471	~~W~~	506	~~W~~	215	~~W~~	410	~~W~~	214	~~W~~	387	~~W~~	275
Recovery Proceedings		185		75		159		144		208		63		113		32		109		36
Others(1)		—		—		—		—		—		—		3		2		6		5

Total	~~W~~	756	~~W~~	341	~~W~~	635	~~W~~	615	~~W~~	714	~~W~~	278	~~W~~	526	~~W~~	248	~~W~~	502	~~W~~	316

Note:

(1)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).

The following table presents the outstanding balance and specific allowance for loan losses as of December 31, 2013, 2014, 2015, 2016 and 2017 of retail loans (including nonaccrual and past due loans) subject to credit rehabilitation programs for retail borrowers. All such loans became modified under credit rehabilitation programs and became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral. For more information on the credit rehabilitation program, see “— Credit Exposures to Companies in Workout and Recovery Proceedings — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

	As of December 31,
	2013				2014				2015				2016				2017
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Retail loans subject to credit rehabilitation programs (1):	~~W~~	41	~~W~~	30	~~W~~	45	~~W~~	27	~~W~~	61	~~W~~	40	~~W~~	84	~~W~~	49	~~W~~	118	~~W~~	70

Note:

(1)	Includes nonaccrual and past due loans.

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

	As of and for the year ended December 31,
	2013		2014		2015		2016		2017
	(In billions of Won)
Impaired and nonaccrual restructured loans	~~W~~	685	~~W~~	462	~~W~~	470	~~W~~	393	~~W~~	492
Total charge-off of restructured loans	~~W~~	153	~~W~~	55	~~W~~	259	~~W~~	118	~~W~~	89
Charge-off as part of debt-to-equity conversion	~~W~~	29	~~W~~	32	~~W~~	51	~~W~~	22	~~W~~	68

Credit Exposures to Companies in Workout and Recovery Proceedings

Our credit exposures to restructuring are monitored and managed by our Corporate Credit Support Department. As of December 31, 2017, 0.18% of our total loans, or ~~W~~502 billion (of which ~~W~~492 billion was classified as nonaccrual and ~~W~~10 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures generally takes the form of workout and recovery proceedings.

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

The above-mentioned old Corporate Restructuring Promotion Act expired on December 31, 2015, and a new Corporate Restructuring Promotion Act, which modified and expanded the old act in several respects, was passed in the National Assembly of Korea on March 3, 2016. The new Corporate Restructuring Promotion Act expanded the definition of “borrower” subject to the act from any enterprise whose total amount of credit granted from financial institution creditors is at least ~~W~~50 billion to any enterprise that is a corporation under the Korean Commercial Code or any other entity performing commercial activities. The new Corporate Restructuring Promotion Act also expanded the definition of “creditor” who may participate in a creditors’ committee from financial institution creditors to all creditors who have claims to the borrower through granting of credit.

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

The total loan amount currently undergoing workout as of December 31, 2017 was ~~W~~387 billion.

Recovery Proceedings

Under the Debtor Rehabilitation and Bankruptcy Act, which took effect on April 1, 2006, court receiverships have been replaced with recovery proceedings. In a recovery proceeding, unlike court receivership proceedings where the management of the debtor company was vested in a court appointed receiver, the existing chief executive officer of the debtor company may continue to manage the debtor company, provided, that (i) neither fraudulent conveyance nor concealment of assets existed, (ii) the financial failure of the debtor company was not due to gross negligence of such chief executive officer, and (iii) no creditors’ meeting was convened to request, based on reasonable cause, a court-appointed receiver to replace such chief executive officer. Recovery proceeding may be commenced by any insolvent debtor. Furthermore, in an effort to meet global standards, international bankruptcy procedures have been introduced in Korea under which a receiver of a foreign bankruptcy proceeding may, upon receiving Korean court approval of the ongoing foreign bankruptcy proceeding, apply for or participate in a Korean bankruptcy proceeding. Similarly, a receiver in a domestic recovery proceeding or a bankruptcy trustee is allowed to perform its duties in a foreign country where an asset of the debtor is located to the extent the applicable foreign law permits.

As of December 31, 2017, the total loan amount subject to recovery proceedings was ~~W~~109 billion. No loan amount was subject to court receivership or composition proceedings.

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

We may provide the pre-workout program by restructuring loans in the following ways to prevent a borrower, whose debt is expected to be long overdue, to become a financial defaulter:

•	Extension of maturity: Based on considerations of the type of loan, type of collateral, total loan amount, probability of repayment and credit records, the maturity of unsecured loans may be extended up to 10 years and maturity of secured loans may be extended up to 20 years.

•	Interest rate adjustment: The interest rate of the loan may be adjusted by up to 50% of the original interest rate, within a range of 5% to 10%; provided that if the original interest rate is less than 5% per annum, no adjustment applies. However, for loans to vulnerable social groups as defined by the Credit Counseling and Recovery Service, the interest rate may be adjusted by up to 65% of the original interest rate. The adjusted interest rate applies to the principal amount following any adjustment thereto as part of the pre-workout program.

•	Debt forgiveness: Debt forgiveness under the pre-workout program is limited to overdue interest and is not applicable to principal, interest or expenses.

•	Deferral: Based on considerations of the probability of repayment and credit records, loan repayment may be deferred on a semi-annual basis for a maximum of two years. However, a deferral period of more than one year is only available to borrowers whose total number of principal and interest payments are more than 12 times. In the case of deferring repayment of principal, interest accrues at 3% per annum during the deferral period.

In 2017, the aggregate amount of our retail credit (including credit card receivables) provided by Shinhan Bank which became subject to the pre-workout program was ~~W~~118 billion. We believe that our participation in such pre-workout program has not had a material impact on the overall asset quality of our retail loans and credit card portfolio or on our results of operations and financial condition to date.

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

Loan Modification Programs for Loans under Troubled Debt Restructuring

We generally offer the following types of concessions in relation to restructured loans: reduction of interest rate, forgiveness of overdue interest, extension of the term for repayment of principal, conversion of debt into equity or a combination of the foregoing. The nature and degree of such concessions vary depending on, among other things, the creditworthiness of the borrower, the size of loans being restructured, the existing terms of the loans and other factors deemed relevant by the relevant creditors’ committee. We generally do not restructure an existing loan into multiple new loans.

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2013, 2014, 2015, 2016 and 2017 by our loan modification programs, as further categorized according to the loan category and performing versus non-performing status at each fiscal year end.

December 31, 2013
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	2	~~W~~	81	~~W~~	83
Reduction of interest rate		54		283		337
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		27		169		196
Others(2)		37		103		140

Total	~~W~~	120	~~W~~	636	~~W~~	756

December 31, 2014
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	4	~~W~~	3	~~W~~	7
Reduction of interest rate		52		260		312
Forgiveness of principal		10		—		10
Equity conversion		—		—		—
Additional lending(1)		1		198		199
Others(2)		61		46		107

Total	~~W~~	128	~~W~~	507	~~W~~	635

December 31, 2015
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	87	~~W~~	87
Reduction of interest rate		119		368		487
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		4		19		23
Others(2)		87		30		117

Total	~~W~~	210	~~W~~	504	~~W~~	714

December 31, 2016
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	92	~~W~~	92
Reduction of interest rate		3		234		237
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		37		37
Others(2)		116		44		160

Total	~~W~~	119	~~W~~	407	~~W~~	526

December 31, 2017
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	3	~~W~~	82	~~W~~	85
Reduction of interest rate		9		299		308
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		—		—
Others(2)		70		39		109

Total	~~W~~	82	~~W~~	420	~~W~~	502

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.
(2)	Principally consists of restructured loans whose restructuring terms were not determined as of the date indicated. A loan is deemed to be subject to restructuring upon the commencement of the recovery proceedings or when the relevant creditors’ committee or our credit officer determines that the borrower will be subject to workout, and in many cases the restructuring terms for such loans are not determined at the time such loans are deemed to be subject to restructuring.

Debt-to-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to loans in the latter category, we convert a portion of such loans into equity securities following negotiation with the borrowers and charge off the remainder of such loans as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2017, our loans restructured into equity securities amounted to ~~W~~68 billion, which was subsequently charged off.

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

Potential Problem Loans

We operate an “early warning system” in order to enable a more systematic and real-time monitoring of loans with significant potential of default. This system assists our management in making decisions by identifying loans which have serious doubt as to the ability of the borrowers to comply with their respective loan repayment terms as well as loans with significant potential of non-repayment.

We classify potential problem loans as loans that are designated as “early warning loans” and reported to the Financial Supervisory Service. The “early warning loans” designation applies to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem loans on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Supervisory Service. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Supervisory Service, we consider this to be an indication of serious doubt as to such borrower’s ability to comply with repayment terms in the near future. As of December 31, 2017, we had ~~W~~979 billion of potential problem loans.

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

Credit Cards

Prior to 2017, we established an allowance for the credit card portfolio using a roll-rate model. A roll-rate model is a statistical tool used to monitor the progression of loans based on aging of the balance and established loss rates. The actual loss rates derived from this model are used to project the percentage of losses within each aging category based on performance over a five-year look-back period. BASEL II requires a minimum of nine years of data collection (consisting of a minimum five-year observation period for defaults and a minimum four-year observation period for post-default recoveries) as a necessary condition to using the internal model approach. After its merger with LG Card in 2007, Shinhan Card has worked to establish a risk management system and met the BASEL II nine-year data collection requirement in October 2016. Through the operation of a credit review system and risk management system based on Basel II requirements, we have gained the necessary data to create internal models that can calculate PD/LGD and credit conversion factors for different groups of borrowers of financial assets.

At the end of December 2016, the Financial Supervisory Service granted Shinhan Card final approval to use the internal model approach. During the first quarter of 2017, Shinhan Card completed the establishment of the IFRS loan loss calculation system, for example, by replacing BASEL II risk components with risk components for financial reporting in accordance with IAS 39, and Shinhan Card revised the calculation methodology of loan losses from a roll-rate model to an internal model approach.

The internal model approach calculates separate default rates and loss given default for different groups of customers, differentiated based on the characteristics of both the customers and the products that they use. The internal model approach disaggregates customers into more than twice the number of groups than does the roll-rate model. Whereas the roll-rate model does not distinguish between customers with high and low risks of default when calculating roll rates, the internal model approach allows for a more sophisticated calculation of loan loss that reflects the customers’ credit ratings.

Our general policy is to be proactive in our collection procedures, and we therefore emphasize collections at an early stage of delinquency, although we increase the level of collection efforts as the delinquency period increases with respect to the relevant account. Efforts to collect from cardholders whose account balances are up to 30 days past due are generally made by our credit support centers at Shinhan Card.

For card accounts with balances that are more than 30 days past due, we generally assign collection to our collection branches. During the first two months of their appointment, these collection branches rely on postal or telephone notice and take measures to locate and provisionally attach accounts receivables or other properties of the delinquent cardholders. For card accounts that are charged off, we outsource collection to external collection centers such as Shinhan Credit Information, which is our subsidiary, Mirae Credit Information Services Corp. and Koryo Credit Information.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current			Past Due Up to 3 Months			Past Due 3-6 Months			Past Due More Than 6 Months			Total
As of December 31,	Amount		%	Amount		%	Amount		%	Amount		%	Amount
	(In billions of Won, except percentages)
2013	~~W~~	205,282	98.70	~~W~~	1,508	0.73	~~W~~	420	0.20	~~W~~	777	0.37	~~W~~	207,987
2014		221,273	98.84		1,320	0.59		706	0.32		580	0.26		223,879
2015		245,997	99.02		1,098	0.44		781	0.31		553	0.22		248,429
2016		258,650	99.10		1,180	0.45		643	0.25		531	0.20		261,004
2017		274,935	99.08		1,479	0.53		616	0.22		459	0.17		277,489

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2013		2014		2015		2016		2017
	(In billions of Won, except percentages)
Total non-performing loans	~~W~~	1,197	~~W~~	1,286	~~W~~	1,333	~~W~~	1,174	~~W~~	1,075
As a percentage of total loans		0.58%		0.57%		0.54%		0.45%		0.39%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2013					2014					2015					2016					2017
	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	~~W~~	102,823	~~W~~	529	0.51%	~~W~~	112,145	~~W~~	551	0.49%	~~W~~	125,155	~~W~~	664	0.53%	~~W~~	128,672	~~W~~	480	0.37%	~~W~~	138,277	~~W~~	325	0.24%
Public and other(2)		2,525		—	—		2,135		—	—		2,191		1	0.05		2,154		—	—		2,298		1	0.04
Loans to banks		6,103		—	—		4,684		—	—		4,653		—	—		4,730		—	—		2,970		—	—
Lease financing		1,721		11	0.64		1,844		15	0.81		1,875		16	0.85		1,814		20	1.10		1,713		15	0.88

Total corporate		113,172		540	0.48		120,808		566	0.47		133,874		680	0.51		137,370		500	0.36		145,258		341	0.23

Retail
Mortgage and home equity		46,908		41	0.09		50,652		56	0.11		54,983		45	0.08		56,235		33	0.06		59,078		45	0.08
Other retail		30,242		174	0.58		34,278		173	0.50		41,035		193	0.47		47,949		222	0.46		52,512		296	0.56

Total retail		77,150		215	0.28		84,930		229	0.27		96,018		238	0.25		104,184		255	0.24		111,590		341	0.31

Credit cards		17,665		442	2.50		18,141		491	2.71		18,537		415	2.24		19,450		419	2.15		20,641		393	1.90

Total	~~W~~	207,987	~~W~~	1,197	0.58%	~~W~~	223,879	~~W~~	1,286	0.57%	~~W~~	248,429	~~W~~	1,333	0.54%	~~W~~	261,004	~~W~~	1,174	0.45%	~~W~~	277,489	~~W~~	1,075	0.39%

Note:

(1)	The number of days past due of restructured credit card loans is calculated from the first date of non-payment regardless of subsequent modification of terms.
(2)	Includes debtors such as local and regional authorities, state-owned enterprises and non-profit organizations.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2017.

Industry	Aggregate Non-Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance
	(In billions of Won)		(Percentages)
Construction	~~W~~	22	6.5%
Manufacturing		145	42.5
Real estate, leasing and service		33	9.7
Retail and wholesale		49	14.4
Finance and insurance		1	0.3
Hotel and leisure		15	4.4
Transportation, storage and communication		12	3.5
Other service(1)		23	6.7
Other(2)		41	12.0

Total	~~W~~	341	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2017, our 20 largest non-performing loans accounted 11.6% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2017
		Industry	Gross Principal Outstanding		Allowance for Loan Losses
		(In billions of Won)
1	Borrower A	Construction	~~W~~	18	~~W~~	2
2	Borrower B	Other service		15		6
3	Borrower C	Retail and wholesale		12		12
4	Borrower D	Manufacturing		11		6
5	Borrower E	Manufacturing		9		9
6	Borrower F	Real estate, leasing and service		8		—
7	Borrower G	Manufacturing		5		2
8	Borrower H	Other service		4		—
9	Borrower I	Real estate, leasing and service		4		—
10	Borrower J	Manufacturing		4		1
11	Borrower K	Manufacturing		4		4
12	Borrower L	Manufacturing		4		2
13	Borrower M	Manufacturing		4		4
14	Borrower N	Real estate, leasing and service		4		1
15	Borrower O	Other service		4		2
16	Borrower P	Manufacturing		3		1
17	Borrower Q	Manufacturing		3		3
18	Borrower R	Manufacturing		3		—
19	Borrower S	Transportation, storage, and communication		3		1
20	Borrower T	Real estate, leasing and service		3		—

			~~W~~	125	~~W~~	56

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

In 2017, we sold non-performing loans in the amount of ~~W~~146 billion to third parties, including ~~W~~31 billion transferred to Meritz Securities Co., Ltd., a merchant banking corporation. Loans transferred to third parties meet the criteria of true sale and are derecognized accordingly.

The following table presents a roll-forward of our non-performing loans in 2017.

	(In billions of Won)
Non-performing loans as of December 31, 2016	~~W~~	1,174

Additional non-performing loans due to delinquency		545
Loans sold		(146)
Loans charged off		(378)
Loans modified and returned to performing		(42)
Other adjustments(1)		(78)

Non-performing loans as of December 31, 2017	~~W~~	1,075

Note:

(1)	Represents loans paid down or paid off and loans returned to performing other than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type.

	As of December 31,
	2013			2014			2015			2016			2017
	(In billions of Won, except percentages)
	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans	Amount		Loans % of Total Loans
Corporate
Corporate loans	~~W~~	1,576	63.7%	~~W~~	1,502	60.1%	~~W~~	1,357	58.5%	~~W~~	1,312	55.6%	~~W~~	1,285	55.6%
Public and other		10	0.4		11	0.4		8	0.4		8	0.3		5	0.2
Loan to banks		5	0.2		12	0.5		10	0.4		8	0.3		9	0.4
Lease financing		21	0.9		26	1.0		29	1.3		34	1.4		50	2.2

Total corporate		1,612	65.1		1,551	62.0		1,404	60.6		1,362	57.7		1,349	58.4

Retail
Mortgages and home equity		26	1.1		31	1.2		33	1.4		29	1.2		27	1.2
Other retail		190	7.7		198	7.9		206	8.9		267	11.3		331	14.3

Total retail		216	8.7		229	9.2		239	10.3		296	12.5		358	15.5

Credit cards		648	26.2		721	28.8		675	29.1		703	29.8		604	26.1

Total allowance for loan losses	~~W~~	2,476	100.0%	~~W~~	2,501	100.0%	~~W~~	2,318	100.0%	~~W~~	2,361	100.0%	~~W~~	2,311	100.0%

Our total allowance for loan losses decreased by ~~W~~50 billion, or 2.1%, to ~~W~~2,311 billion as of December 31, 2017 from ~~W~~2,361 billion as of December 31, 2016, primarily due to an increase in reversal of allowances for credit card loan losses as a result of changing the allowance model of Shinhan Card from a roll-rate model in 2016 to an internal model approach in 2017, which was partially offset by an increase in allowance for retail loan losses due to an increase in exposure to retail customers during 2017.

Our total allowance for loan losses increased by ~~W~~43 billion, or 1.9%, to ~~W~~2,361 billion as of December 31, 2016 from ~~W~~2,318 billion as of December 31, 2015, primarily due to an increase in exposure to retail customers during 2016 as well as a decrease in charge-off for non-performing loans compared to 2015.

Analysis of Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2013		2014		2015		2016		2017
	(In billions of Won, except percentages)
Balance at the beginning of the period	~~W~~	2,800	~~W~~	2,476	~~W~~	2,501	~~W~~	2,318	~~W~~	2,361
Amounts charged against income		1,082		895		1,022		1,103		801
Gross charge-offs:
Corporate:
Corporate loans		(799)		(515)		(731)		(758)		(376)
Public and other		—		—		(2)		(1)		(1)
Loan to banks		—		—		—		—		—
Lease financing		(33)		(16)		(60)		(42)		(4)
Retail:
Mortgage and home equity		(4)		(3)		—		—		(2)
Other retail		(242)		(153)		(128)		(130)		(137)
Credit cards		(657)		(500)		(520)		(462)		(540)

Total gross charge-offs		(1,735)		(1,187)		(1,441)		(1,393)		(1,060)

Recoveries:
Corporate:
Corporate loans		150		177		88		125		81
Public and other		—		11		—		—		—
Loan to banks		—		—		—		—		—
Lease financing		1		2		1		1		1
Retail:
Mortgage and home equity		—		—		3		—		1
Other retail		28		19		24		35		43
Credit cards		217		182		171		176		185

Total recoveries		396		391		287		337		311

Other		(67)		(74)		(51)		(4)		(102)

Net charge-offs		(1,406)		(870)		(1,205)		(1,060)		(851)

Balance at the end of the period	~~W~~	2,476	~~W~~	2,501	~~W~~	2,318	~~W~~	2,361	~~W~~	2,311

Ratio of net charge-offs during the period to average loans outstanding during the period		0.68%		0.41%		0.51%		0.42%		0.32%

Loan Charge-offs

Our gross charge-offs decreased by 23.9% from ~~W~~1,393 billion in 2016 to ~~W~~1,060 billion in 2017, primarily due to a decrease in the amount of charge-offs for corporate loans in 2017 compared to 2016. Our gross charge-offs decreased by 3.3% from ~~W~~1,441 billion in 2015 to ~~W~~1,393 billion in 2016, primarily due to a decrease in the amount of charge-offs for credit card loans compared to 2015. Our gross charge-offs increased from ~~W~~1,187 billion in 2014 to ~~W~~1,441 billion in 2015, primarily due to our ongoing efforts to improve asset quality.

In 2017, the charge-off on restructured loans amounted to ~~W~~89 billion, of which ~~W~~68 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

We attempt to minimize loans to be charged off by practicing a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans. For charge-off of restructured loans, see “— Loan Modification Programs for Loans under Restructuring — Charge-off of Restructured Loans” above.

Loans to be Charged-off

Loans are charged off if they are deemed to be uncollectible by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency or bankruptcy, dissolution or the termination of the debtor’s business;

•	loans for which collection is not foreseeable due to the death or disappearance of debtors;

•	loans for which collection expenses exceed the collectable amount;

•	loans for which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards that are overdue for more than six months;

•	payments outstanding on unsecured retail loans that are overdue for more than nine months;

•	payments in arrears in respect of leases that are overdue for more than 12 months;

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible; or

•	domestic loans that are required by the Financial Supervisory Service to be charged-off, or loans held by our foreign subsidiaries or branches for which a charge-off or special provisioning is required by the relevant regulatory authority.

Timeline for Charge-off

Shinhan Bank’s loans to be charged-off must be charged-off within one year of the month they are deemed to be uncollectible. If such loans are not charged-off within one year, the reason for the delay must be reported to Shinhan Bank’s Audit Department.

Procedure for Charge-off Approval

An application for Shinhan Bank’s loans to be charged-off is submitted by the relevant branch or department to the Credit Collection Department. The Credit Collection Department refers the application to the Audit Department for their review to ensure compliance with the Bank’s internal procedures for charge-offs. The Credit Collection Department, after reviewing the application to confirm that it meets relevant requirements, seeks approval from the Financial Supervisory Service for the charge-offs, which is typically granted. Once the Financial Supervisory Service approves (except for household loans with estimated losses of ~~W~~10 million or less, whose charge-off is considered automatically approved by the Financial Supervisory Service), loans are charged-off upon approval by the President of Shinhan Bank. As for Shinhan Card, it generally charges off receivables that are 180 days past due following internal review.

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

Treatment of Collateral

When we determine that a loan collateralized by real estate cannot be recovered through normal collection channels, we generally petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency and within four months after delinquency. However, this procedure does not apply to companies under restructuring, recovery proceedings, workout or other court proceedings where there are restrictions on such auction procedures. Filing of such petition with the court generally encourages the debtor to repay the overdue loan. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we sell the collateral and recover the principal amount and interest accrued up to the sales price, net of expenses incurred from the auction. Foreclosure proceedings under the laws and regulations of Korea typically take nine months to one year from initiation to collection depending on the nature of the collateral.

Financial Statement Presentation

Our financial statements generally report as charges-offs unsecured retail loans that are overdue for more than 12 months. Leases are charged off when past due for more than twelve months. For collateral dependent loans, we charge off the excess of the book value of the subject loan over the amount received or to be received from the sale of the underlying collateral when the collateral is sold as part of a foreclosure proceeding and its sale price becomes known through court publication as part of such proceeding.

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

Book Value and Fair Value

The following table sets out the book value and fair value of investments in our investment portfolio as of the dates indicated.

	As of December 31, 2015				As of December 31, 2016				As of December 31, 2017
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(In billions of Won)
Financial assets designated at fair value
Marketable equity securities	~~W~~	1,364	~~W~~	1,364	~~W~~	1,508	~~W~~	1,508	~~W~~	1,468	~~W~~	1,468
Debt securities:
Korean treasury and governmental agencies		104		104		334		334		530		530
Debt securities issued by financial institutions		837		837		794		794		716		716
Corporate debt securities		937		937		780		780		856		856
Debt securities issued by foreign government		—		—		—		—		9		9
Mortgage-backed and asset-backed securities		2		2		—		—		—		—
Others		—		—		—		—		—		—

Total — Fair Value Through Profit and Loss	~~W~~	3,244	~~W~~	3,244	~~W~~	3,416	~~W~~	3,416	~~W~~	3,579	~~W~~	3,579

Available-for-sale securities
Marketable equity securities	~~W~~	4,929	~~W~~	4,929	~~W~~	4,841	~~W~~	4,841	~~W~~	4,930	~~W~~	4,930
Debt securities:
Korean treasury and governmental agencies		3,606		3,606		4,198		4,198		6,497		6,497
Debt securities issued by financial institutions		15,594		15,594		17,225		17,225		17,650		17,650
Corporate debt securities		6,723		6,723		7,937		7,937		9,602		9,602
Debt securities issued by foreign government		676		676		1,110		1,110		1,073		1,073
Mortgage-backed and asset-backed securities		2,438		2,438		2,352		2,352		2,365		2,365

Total — Available-for-sale	~~W~~	33,966	~~W~~	33,966	~~W~~	37,663	~~W~~	37,663	~~W~~	42,117	~~W~~	42,117

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	9,432	~~W~~	10,413	~~W~~	10,894	~~W~~	11,742	~~W~~	14,495	~~W~~	14,913
Debt securities issued by financial institutions		1,264		1,315		2,092		2,073		2,708		2,694
Corporate debt securities		2,902		3,136		3,505		3,661		3,859		3,897
Debt securities issued by foreign government		97		97		621		565		669		643
Mortgage-backed and asset-backed securities		2,497		2,528		2,693		2,691		3,260		3,243

Total — Held-to-maturity	~~W~~	16,192	~~W~~	17,489	~~W~~	19,805	~~W~~	20,732	~~W~~	24,991	~~W~~	25,390

Trading Securities
Marketable equity securities	~~W~~	3,043	~~W~~	3,043	~~W~~	4,058	~~W~~	4,058	~~W~~	4,634	~~W~~	4,634
Debt securities:
Korean treasury and governmental agencies		3,255		3,255		4,236		4,236		3,178		3,178
Financial institutions		6,776		6,776		7,461		7,461		8,014		8,014
Corporations		9,304		9,304		10,244		10,244		11,863		11,863
Mortgage-backed and asset-backed securities		106		106		348		348		509		509
Debt securities issued by foreign governments		5		5		101		101		77		77
Other trading assets		149		149		248		248		189		189

Total — Trading	~~W~~	22,638	~~W~~	22,638	~~W~~	26,696	~~W~~	26,696	~~W~~	28,464	~~W~~	28,464

Total securities	~~W~~	76,040	~~W~~	77,337	~~W~~	87,580	~~W~~	88,507	~~W~~	99,151	~~W~~	99,550

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2017.

	As of December 31, 2017
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Financial assets designated at fair value:
Korean treasury securities and government agencies	~~W~~	—	—%	~~W~~	219	2.26%	~~W~~	147	2.47%	~~W~~	164	2.46%	~~W~~	530	2.38%
Debt securities issued by financial institutions		66	2.14%		495	2.83%		155	3.59%		—	—%		716	2.93%
Corporate debt securities		206	1.85%		443	2.49%		127	2.98%		80	5.13%		856	2.66%
Debt securities issued by foreign governments		9	—%		—	—%		—	—%		—	—%		9	—%
Mortgage-backed securities and asset-backed securities		—	—%		—	—%		—	—%		—	—%		—	—%

Total	~~W~~	281	1.86%	~~W~~	1,157	2.59%	~~W~~	429	3.03%	~~W~~	244	3.34%	~~W~~	2,111	2.67%

Available-for-sale securities:
Korean treasury securities and government agencies	~~W~~	581	1.47%	~~W~~	4,298	1.70%	~~W~~	209	2.12%	~~W~~	1,409	1.95%	~~W~~	6,497	1.75%
Debt securities issued by financial institutions		9,418	1.55%		6,788	1.97%		183	3.79%		1,261	0.45%		17,650	1.66%
Corporate debt securities		2,750	1.64%		4,479	2.08%		103	0.70%		2,270	0.70%		9,602	1.62%
Debt securities issued by foreign governments		534	3.35%		302	4.55%		157	6.31%		80	5.80%		1,073	4.31%
Mortgage-backed securities and asset-backed securities		372	1.83%		1,036	1.94%		—	—%		957	0.94%		2,365	1.51%

Total	~~W~~	13,655	1.64%	~~W~~	16,903	1.98%	~~W~~	652	3.37%	~~W~~	5,977	1.05%	~~W~~	37,187	1.73%

Held-to-maturity securities:
Korean treasury securities and government agencies	~~W~~	846	4.65%	~~W~~	8,439	2.31%	~~W~~	127	3.03%	~~W~~	5,083	2.69%	~~W~~	14,495	2.59%
Debt securities issued by financial institutions		489	1.75%		625	1.88%		74	4.79%		1,520	5.01%		2,708	3.69%
Corporate debt securities		217	2.53%		925	2.15%		146	3.60%		2,571	2.57%		3,859	2.51%
Debt securities issued by foreign governments		26	6.10%		113	5.01%		121	6.80%		409	3.89%		669	4.69%
Mortgage-backed securities and asset-backed securities		—	—%		2,279	2.33%		186	2.52%		795	0.64%		3,260	1.93%

Total	~~W~~	1,578	3.48%	~~W~~	12,381	2.30%	~~W~~	654	3.91%	~~W~~	10,378	2.89%	~~W~~	24,991	2.66%

Trading securities:
Korean treasury securities and government agencies	~~W~~	348	1.78%	~~W~~	1,723	2.09%	~~W~~	1,085	2.36%	~~W~~	22	2.46%	~~W~~	3,178	2.15%
Debt securities issued by financial institutions		4,620	1.65%		3,314	2.07%		8	2.88%		72	2.68%		8,014	1.83%
Corporate debt securities		9,779	1.90%		1,992	2.94%		53	2.73%		39	1.05%		11,863	2.08%
Debt securities issued by foreign governments		—	—%		58	0.54%		19	1.05%		—	—%		77	0.67%
Mortgage-backed securities and asset-backed securities		212	2.14%		275	2.15%		19	1.61%		3	—%		509	2.11%

Total	~~W~~	14,959	1.82%	~~W~~	7,362	2.30%	~~W~~	1,184	2.35%	~~W~~	136	2.12%	~~W~~	23,641	2.00%

Total	~~W~~	30,473		~~W~~	37,803		~~W~~	2,919		~~W~~	16,735		~~W~~	87,930

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

The following table presents securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2017. As of December 31, 2017, 10% of our stockholders’ equity was ~~W~~3,370 billion.

	As of December 31, 2017
	Book Value		Fair Value
	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	~~W~~	23,287	~~W~~	23,945
The Korea Development Bank	~~W~~	4,857	~~W~~	4,867
The Bank of Korea	~~W~~	9,663	~~W~~	9,979
The Korea Housing Finance Corp	~~W~~	5,360	~~W~~	5,337

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2015		2016		2017
	(In billions of Won)
Commitments to extend credit	~~W~~	75,443	~~W~~	74,541	~~W~~	73,373
Commercial letters of credit		2,377		2,777		2,744
Other(1)		22,327		21,826		21,530

Total	~~W~~	100,147	~~W~~	99,144	~~W~~	97,647

Note:

(1)	Consists of financial guarantees, performance guarantees, liquidity facilities to special purpose entities, acceptances, guarantee on trust accounts and endorsed bills.

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

The following shows, as of December 31, 2017, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) non-trading that qualify for hedge accounting.

	As of December 31, 2017
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	~~W~~	101,987	~~W~~	1,896	~~W~~	1,638
Swaps		30,270		855		865
Options		1,178		12		12

Sub-total		133,435		2,763		2,515

Interest rate derivatives:
Future and forward contracts		1,546		2		—
Swaps		83,895		204		209
Options		310		—		2

Sub-total		85,751		206		211

Credit derivatives:
Swaps		2,443		63		11

Sub-total		2,443		63		11

Equity derivatives:
Swaps and forward contracts		4,223		112		14
Options		4,469		115		30
Future contracts		527		—		1

Sub-total		9,219		227		45

	As of December 31, 2017
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Commodity derivatives:
Swaps and forward contracts		932		16		23
Options		5		—		—
Future contracts		122		6		—

Sub-total		1,059		22		23

Total	~~W~~	231,907	~~W~~	3,281	~~W~~	2,805

Non-trading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	~~W~~	3,866	~~W~~	59	~~W~~	162
Future and forward contracts		1,227		50		2
Interest rate derivatives:
Swaps		8,088		10		519

Total	~~W~~	13,181	~~W~~	119	~~W~~	683

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 29, 2017.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2015			2016			2017
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Demand deposits	~~W~~	26,365	0.44%	~~W~~	30,865	0.37%	~~W~~	35,978	0.36%
Savings deposits		56,083	0.70		63,061	0.59		69,671	0.51
Time deposits		113,932	2.03		123,716	1.64		121,050	1.55
Other deposits		3,555	1.20		4,744	1.47		8,164	1.57

Total interest-bearing deposits	~~W~~	199,935	1.43%	~~W~~	222,386	1.16%	~~W~~	234,863	1.06%

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are recorded on short-term borrowings and securities sold under repurchase agreements are recorded as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the certificates of deposit and other time deposits in excess of ~~W~~100 million by remaining maturities as of December 31, 2017.

	As of December 31, 2017
	Certificates of Deposit		Other Time Deposits		Total
	(In billions of Won)
Maturing within three months	~~W~~	2,853	~~W~~	26,239	~~W~~	29,092
After three but within six months		2,045		21,102		23,147
After six but within 12 months		1,876		34,129		36,005
After 12 months		330		5,868		6,198

Total	~~W~~	7,104	~~W~~	87,338	~~W~~	94,442

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2015								2016								2017
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from The Bank of Korea(3)	~~W~~	2,073	~~W~~	1,712	~~W~~	2,107	0.67%	0.10 - 0.75%	~~W~~	2,669	~~W~~	2,451	~~W~~	2,689	0.65%	0.50 - 0.75%	~~W~~	2,913	~~W~~	2,903	~~W~~	2,977	0.67%	0.50 - 0.75%
Call money		643		2,368		5,736	1.58	0.32 - 7.00		1,130		1,582		2,699	1.35	0.10 - 10.00		857		1,892		4,006	1.69	0.00 - 6.20
Other short-term borrowings(4)		11,463		8,010		13,149	0.96	0.00 - 7.95		11,146		11,180		13,084	0.75	0.00 - 4.60		14,375		13,047		14,478	0.74	0.00 - 12.50

	~~W~~	14,179	~~W~~	12,090	~~W~~	20,992	1.04%		~~W~~	14,945	~~W~~	15,213	~~W~~	18,472	0.80%		~~W~~	18,145	~~W~~	17,842	~~W~~	21,461	0.83%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, and borrowings in domestic and foreign currencies.

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

At the holding company level:

•	Group Risk Management Committee — The Group Risk Management Committee consists of four outside directors of our holding company. The Group Risk Management Committee convenes at least

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

•	Group Risk Management Council — Comprised of the Group Chief Risk Officer and Chief Risk Officers of each of our subsidiaries, the Group Risk Management Council provides a forum for risk management executives from each subsidiary to discuss our group-wide risk management guidelines and strategy in order to maintain consistency in the group-wide risk policies and strategies.

•	Group Chief Risk Officer — The Group Chief Risk Officer assists the Group Risk Management Committee by implementing the risk policies and strategies as well as ensuring consistency in the risk management systems of our subsidiaries. Furthermore, the Group Chief Risk Officer evaluates the Chief Risk Officer of each subsidiary in addition to monitoring the risk management practices of each subsidiary.

•	Group Risk Management Team — This team provides support and assistance to the Group Chief Risk Officer in carrying out his or her responsibilities.

At the subsidiary level:

•	Risk Management Committee — In order to maintain group-wide risk at an appropriate level, we have established a hierarchical risk limit system where the Group Risk Management Committee establishes risk limits for us and our subsidiaries, and each of our subsidiaries establishes and manages risk limits in more detail by type of risk and type of product for each department and division within such subsidiary. In accordance with the group risk management policies and strategies, the Risk Management Committee at the subsidiary level establishes its own risk management policies and strategies in more detail and the respective risk management department implements those policies and strategies.

•	Risk Management Team — The Risk Management Team, operating independently from the business units of each of our subsidiaries, monitors, assesses, manages and controls the overall risk of its operations and reports all major risk-related issues to the Group Risk Management Team at the holding company level, which then reports to the Group Chief Risk Officer.

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

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 206 financial and non-financial factors, and the branch manager and the credit officer must conduct periodic loan review and report to an independent Credit Review Department which analyzes in detail the results and adjusts credit ratings accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, mostly comprised of chaebols, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 63 were identified as such as of December 31, 2017. Shinhan Bank also continually reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure that the assigned ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to the Chief Risk Officer on a monthly basis.

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

In order to curtail delinquency among its corporate customers, Shinhan Bank takes primarily the following measures: (i) systematic monitoring of borrowers with sizable outstanding loans and (ii) heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries.

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

Shinhan Bank’s Risk Management Committee establishes overall market risk management principles for both the trading and non-trading activities of Shinhan Bank. Based on these principles, the Risk Policy Committee acts as the executive decision-making body in relation to Shinhan Bank’s market risks in terms of setting its risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities of Shinhan Bank. The Risk Policy Committee consists of deputy presidents in charge of Shinhan Bank’s seven business groups and Shinhan Bank’s Chief Risk Officer and the Chief Financial Officer. At least on a monthly basis, the Risk Policy Committee reviews and approves reports relating to, among others, the position and VaR with respect to Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its non-trading activities. In addition, Shinhan Bank’s Risk Engineering Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank. Shinhan Bank measures market risk with respect to all assets and liabilities in bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Services Commission.

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

Shinhan Life Insurance manages its market risk based on its overall risk limit established by its risk management committee. Shinhan Life Insurance manages market risk in regard to assets that are subject to trading activities and foreign exchange positions. Shinhan Life Insurance assesses the market risk amount and the ten-day VaR, a procedure based on the delta-normal method, and manages market risk by setting a ten-day VaR limit. Shinhan Life Insurance assessed the adequacy of these limits at least annually and implements back tests on market risk determinations by comparing daily profit and loss against one-day VaR in 2017.

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

Shinhan Bank’s net foreign currency open position represents the difference between its foreign currency assets and liabilities as offset against forward foreign currency positions, and is Shinhan Bank’s principal exposure to foreign currency exchange rate risk. The Risk Policy Committee oversees Shinhan Bank’s foreign currency exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits. Shinhan Bank centrally monitors and manages its foreign exchange positions through its Financial Engineering Center. Dealers in the Financial Engineering Center manage Shinhan Bank’s consolidated position within preset limits through spot trading, forward contracts, currency options, futures and swaps and foreign currency swaps. Shinhan Bank sets a limit for net open positions by currency. The limits for currencies other than the U.S. Dollar, Japanese Yen, Euro and Chinese Yuan are set in a conservative manner in order to minimize trading in such currencies.

Shinhan Investment faces foreign currency exchange rate risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Shinhan Investment centrally monitors and manages transactions involving such products through its Fixed Income, Currency & Commodities Departments. Shinhan Investment’s Risk Management Working Committee, which is delegated with the authority to approve foreign currency-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2017, Shinhan Investment’s net open position related to foreign currency-related products was US$759.6 million, and its open positions related to the sale of Won-U.S. Dollar forwards and Won-U.S. Dollar futures were US$(1,509.6) million and US$1,096.6 million, respectively.

Shinhan Capital faces considerable foreign currency exchange rate exposure in respect of its leasing business, but maintains its net exposure below US$24.5 million by hedging its foreign exchange positions using forwards and currency swaps.

The net open foreign currency positions held by our other subsidiaries are insignificant.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2015, 2016 and 2017. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2015	2016	2017
	(In millions of US$)
U.S. Dollars	$(24.2)	$(125.0)	$47.3
Japanese Yen	9.6	(9.2)	(3.9)
Euro	(1.2)	(4.6)	3.4
Others	784.2	886.4	1,113.9

Total	$768.5	$747.6	$1,160.8

Equity Risk

Shinhan Bank’s equity risk related to trading activities mainly involves trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market and closely monitors the loss limits and the observance thereof. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2015, 2016 and 2017, Shinhan Bank held ~~W~~76.8 billion, ~~W~~192.9 billion and ~~W~~219.0 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Shinhan Investment’s equity risk related to trading activities also mainly involves the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2015, 2016 and 2017, the total amount of equity securities at risk held by Shinhan Investment was ~~W~~30.1 billion, ~~W~~36.7 billion and ~~W~~22.8 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following table presents an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, as of and for the year ended December 31, 2017. For market risk management purposes, Shinhan Bank includes in the computation of total VaR its trading portfolio in bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2017
	Average		Minimum		Maximum		As of December 31, 2017
	(In billions of Won)
Shinhan Bank:(1)
Interest rate	~~W~~	38.4	~~W~~	22.2	~~W~~	50.2	~~W~~	25.1
Foreign exchange(2)		43.8		41.6		46.2		41.9
Equities		4.1		3.0		5.6		4.7
Option volatility(3)		0.1		0.0		0.1		0.1
Commodity		0.0		0.0		0.0		0.0
Less: portfolio diversification(4)		(36.5)		(24.8)		(46.0)		(26.4)

Total VaR(5)	~~W~~	49.9	~~W~~	42.0	~~W~~	56.1	~~W~~	45.4

	Trading Portfolio VaR for the Year 2017
	Average		Minimum		Maximum		As of December 31, 2017
	(In billions of Won)
Shinhan Investment:(1)
Interest rate	~~W~~	9.9	~~W~~	7.3	~~W~~	18.1	~~W~~	11.2
Equities		12.0		7.0		22.5		10.8
Foreign exchange		7.1		2.8		12.6		5.5
Option volatility(3)		3.4		2.7		4.5		3.2
Less: portfolio diversification(4)		(10.3)		(6.9)		(23.2)		(9.6)

Total VaR	~~W~~	22.1	~~W~~	12.9	~~W~~	34.5	~~W~~	21.1

Notes:

(1)	Shinhan Bank and Shinhan Investment’s ten-day VaR is based on a 99.9% confidence level.
(2)	Includes both trading and non-trading accounts as Shinhan Bank and Shinhan Investment manage foreign exchange risk on a total position basis.
(3)	Volatility implied from the option price using the Black-Scholes or a similar model.
(4)	Calculation of portfolio diversification effects is conducted on different days’ scenarios for different risk components. Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.
(5)	Includes trading portfolios in Shinhan Bank’s bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return.

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

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR and stressed VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service. Stressed VaR reflects the potential significant loss in the current trading portfolio based on scenarios derived from a crisis simulation during the preceding 12 months. Shinhan Bank also uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. For Shinhan Bank, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount four times in 2015, once in 2016 and three times in 2017. The most recent losses exceeded the one-day 99% confidence level-based VaR amount by 6.2% on October 10, 2017. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount. Virtual losses represent the potential changes in the value of portfolio when simulating the same portfolio with market variables of the next trading day.

Shinhan Investment currently uses the same ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes, although such model is not subject to regulatory review or reporting requirements. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VaR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Investment, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount six times in 2015, once in 2016 and two times in 2017. The increased frequency of instances in which the amount of losses exceeded the VaR amount in 2015 was primarily because the stock market experienced unusually high volatility when such instances occurred. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount.

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

Shinhan Bank operates an integrated market risk management system which manages Shinhan Bank’s Won-denominated and foreign-denominated accounts. This system uses historical simulation to measure both linear risks arising from products such as equity and debt securities and nonlinear risks arising from other products including options. We believe that this system enables Shinhan Bank to generate elaborate and consistent VaR information and to perform sensitivity analysis and back testing in order to check the validity of the models on a daily basis. Shinhan Life Insurance also measures market risks based on a VaR analysis.

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

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test by taking into account four market risk components: foreign currency exchange rates, stock prices, and Won-denominated interest rates and foreign currency-denominated interest rates. For the worst case scenario, Shinhan Bank assumes instantaneous and simultaneous movements in four market risk components: appreciation of Won by 20%, a decrease in Korea Exchange Composite Index by 30% and increases in Won-denominated and U.S. Dollar-denominated interest rates by 200 basis points each, respectively. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio would have declined by ~~W~~346 billion as of December 31, 2017. Shinhan Bank performs stress test on a daily basis and reports the results to its Risk Policy Committee on a monthly basis and its Risk Management Committee on a quarterly basis.

Shinhan Investment uses nine scenarios for stress tests by taking into account four market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for Won-denominated loans, foreign currency exchange rates and historical volatility. As of December 31, 2017, under the worst case scenario assuming a 1% point increase in the three-year government bond yield, the market value of Shinhan Investment’s trading portfolio would have fluctuated by ~~W~~32.5 billion for one day.

Shinhan Bank sets limits on stress testing for its overall operations. Shinhan Investment sets limits on stress testing for its overall operations as well as at its department level. Although Shinhan Life Insurance does not set any limits on stress testing, it monitors the impact of market turmoil or other abnormalities. In the case of Shinhan Bank, Shinhan Investment and Shinhan Life Insurance, if the potential impact is large, their respective head of Risk Management will notify such impact and may request a portfolio restructuring or other proper action.

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

On a daily basis, Shinhan Bank performs interest rate gap analysis for Won- and foreign currency-denominated assets and liabilities in its bank and trust accounts. Shinhan Bank’s gap analysis includes Won-denominated derivatives (which are interest rate swaps for the purpose of hedging) and foreign currency-denominated derivatives (which are currency swaps for the purpose of hedging), which are managed centrally at the Financial Engineering Center. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Shinhan Bank assesses its exposure to future interest risk fluctuations. For interest rate gap analysis, Shinhan Bank assumes and uses the following maturities for different types of assets and liabilities:

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2017 for (i) Won-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging and (ii) foreign currency-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2017
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)
Interest-earning assets	~~W~~	101,556	~~W~~	56,277	~~W~~	25,850	~~W~~	20,753	~~W~~	19,813	~~W~~	22,436	~~W~~	246,686
Fixed rates		27,249		13,236		16,667		15,992		10,878		10,679		94,701
Floating rates		73,228		42,111		7,153		4,501		8,935		11,717		147,645
Interest rate swaps		1,080		930		2,030		260		0		40		4,340

Interest-bearing liabilities	~~W~~	94,748	~~W~~	39,519	~~W~~	58,987	~~W~~	18,105	~~W~~	13,853	~~W~~	23,229	~~W~~	248,441
Fixed liabilities		60,562		39,158		58,871		18,089		13,839		22,533		213,052
Floating liabilities		29,846		361		116		16		14		696		31,049
Interest rate swaps		4,340		0		0		0		0		0		4,340

Sensitivity gap		6,809		16,758		(33,137)		2,648		5,961		(793)		(1,755)
Cumulative gap		6,809		23,567		(9,570)		(6,922)		(962)		(1,755)		(1,755)
% of total assets		2.76%		9.55%		(3.88)%		(2.81)%		(0.39)%		(0.71)%		(0.71)%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2017
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)
Interest-earning assets	$22,046	$7,066	$3,009	$3,496	$2,954	$38,571
Interest-bearing liabilities	21,670	3,683	4,536	6,222	4,154	40,265

Sensitivity gap	376	3,383	(1,527)	(2,726)	(1,200)	(1,694)
Cumulative gap	376	3,759	2,232	(494)	(1,694)	(1,694)
% of total assets	0.97%	9.75%	5.79%	(1.28)%	(4.39)%	(4.39)%

Note:

(1)	Includes merchant banking accounts.

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2017 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2017 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2017
(In months)
Interest-earning assets	10.80
Interest-bearing liabilities	10.76
Gap	0.22

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Market Value Analysis

Shinhan Bank performs a market value analysis to measure changes in the market value of Shinhan Bank’s interest-earning assets compared to that of its interest-bearing liabilities based on the assumption of parallel shifts in interest rates. These measurements are done on a daily basis.

Market Value as of December 31, 2017 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2017
	Actual		1% Point Increase		Changes
	(In billions of Won)
Interest-earning assets	~~W~~	250,424	~~W~~	248,248	~~W~~	(2,176)
Interest-bearing liabilities		248,298		246,337		(1,962)
Gap		2,126		1,911		(214)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

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

The following table illustrates by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2017 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, assuming (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2017 and (b) the same interest rates as of December 31, 2017 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2017 (For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates						Change in Net Interest Income			Change in Net Interest Income
	No Change		1% Point Increase		1% Point Decrease		Amount (1% Point Increase)		% Change (1% Point Increase)	Amount (1% Point Decrease)		% Change (1% Point Decrease)
	(In billions of Won, except percentages)
Simulated interest income	~~W~~	7,887	~~W~~	9,234	~~W~~	6,540	~~W~~	1,347	17.08%	~~W~~	(1347)	(17.08)%
Simulated interest expense		3,557		4,564		2,551		1,006	28.29%		(1006)	(28.29)%
Net interest income		4,330		4,670		3,989		341	7.87%		(341)	(7.87)%

Note:

(1)	Includes merchant banking accounts and derivatives entered into for the purpose of hedging.

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

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2017, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches between the re-pricing dates for Shinhan Bank’s non-trading interest-earning assets (including available-for-sale investment securities) and those for its interest-bearing liabilities. Under the regulations of the Financial Services Commission, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2017(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	~~W~~	248	~~W~~	157	~~W~~	387	~~W~~	293

Note:

(1)	One-year VaR results with a 99.9% confidence level. Computed based on Shinhan Bank’s internal model. Under the internal model, non-trading assets and liabilities VaR is computed based on historical simulation at the 99.9% confidence level, namely by computing the average net present value based on the net present value distribution under historical interest rate scenarios and subtracting from such average net present value the net present value at the 0.1% percentile.

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

Equity Risk

Substantially all of Shinhan Bank’s equity risk relates to its portfolio of common stock in Korean companies. As of December 31, 2017, Shinhan Bank held an aggregate amount of ~~W~~186 billion of equity interest in unlisted foreign companies (including ~~W~~65 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2017, Shinhan Bank held equity securities in an aggregate amount of ~~W~~977 billion in its non-trading accounts, including equity securities in the amount of ~~W~~151 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2017, Shinhan Bank held Won-denominated convertible bonds in an aggregate amount of ~~W~~110 billion and did not hold any Won-denominated exchangeable bonds or Won-denominated bonds with warrants in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds, exchangeable bonds or bonds with warrants, and the interest rate risk of these equity-linked securities are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

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

Each of our subsidiaries manages liquidity risk in accordance with the risk limits and guidelines established internally and by the relevant regulatory authorities. Pursuant to principal regulations applicable to financial holding companies and banks as promulgated by the Financial Services Commission, we, at the holding company level, are required to maintain a liquidity coverage ratio and a foreign currency liquidity coverage ratio. These ratios require us to maintain the relevant ratios above certain minimum levels.

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission implemented a minimum liquidity coverage ratio requirement for Korean banks, including Shinhan Bank, of at least 90.0% as of January 1, 2017, 95.0% as of January 1, 2018 and 100.0% as of January 1, 2019. The Financial Services Commission defines liquidity coverage ratio as high liquid assets that can be easily converted to cash, as divided by the net amount of cash outflow for the next 30 day period, under the stress level established according to the liquidity coverage ratio, pursuant to the Regulation on the Supervision of the Banking Business, which was amended as of June 28, 2016 to implement the liquidity coverage ratio requirements under Basel III.

With respect to foreign currency liquidity coverage ratio, the Regulation on the Supervision of the Banking Business requires that financial institutions dealing with foreign exchange affairs (i.e., banks) whose foreign-currency denominated liabilities are equal to or greater than US$500 million or 5% of its total liabilities, as of the end of the immediately preceding half-year period, maintain a foreign currency liquidity coverage ratio of 60% or higher beginning January 1, 2017, 70% or higher beginning January 1, 2018 and 80% or higher beginning January 1, 2019. The term “foreign currency liquidity coverage ratio” means the ratio of high-liquidity assets to the net cash outflow in respect of foreign-currency denominated assets and liabilities for the next 30 days. In the case of financial institutions dealing with foreign exchange affairs whose foreign-currency denominated liabilities are less than US$500 million and less than 5% of its total liabilities, as of the end of the immediately preceding half-year period, the following ratios shall be maintained and foreign-currency denominated assets and liabilities shall be categorized and managed according to such different remaining maturities: (i) the ratio of assets for which remaining maturities are less than three months to liabilities for which remaining maturities are less than three months shall be at least 85%, and (ii) the assets for which remaining maturities are less than one month shall not exceeded liabilities for which the remaining maturities are less than one month by more than 10%.

Shinhan Bank’s Treasury Department is in charge of liquidity risk management with respect to Shinhan Bank’s Won and foreign currency funds. The Treasury Department submits Shinhan Bank’s monthly funding and asset management plans to Shinhan Bank’s Asset and Liability Committee for approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and maturity structures of Shinhan Bank’s assets and liabilities. Shinhan Bank’s Risk Engineering Department measures Shinhan Bank’s liquidity coverage ratio and liquidity gap ratio on a daily basis and reports whether they are in compliance with the limits to Shinhan Bank’s Risk Policy Committee, which sets and monitors Shinhan Bank’s liquidity coverage ratio and liquidity gap ratio, on a monthly basis.

The following tables show Shinhan Bank’s (i) average liquidity coverage ratio and (ii) average foreign currency liquidity coverage ratio, each for the month of December 2017 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Average Liquidity Coverage Ratio for the Month of December 2017

	For the Month of December 2017
	(in billions of Won, except percentages)
High liquid assets (A)	~~W~~	47,421
Net cash outflows over the next 30 days (B)		50,580
Cash outflow		80,922
Cash inflow		30,342
Liquidity coverage ratio (A/B)		93.75%

Shinhan Bank’s Average Foreign Currency Liquidity Coverage Ratio for the Month of December 2017

	For the Month of December 2017
	(in billions of Won, except percentages)
High liquid assets (A)	~~W~~	2,988
Net cash outflows over the next 30 days (B)		2,879
Cash outflow		10,367
Cash inflow		7,488
Liquidity coverage ratio (A/B)		103.75%

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

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2017 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Total
	(In billions of Won, except percentages)
Assets	~~W~~	2,443	~~W~~	10,822	~~W~~	15,769	~~W~~	18,627	~~W~~	21,682	~~W~~	5,215	~~W~~	26,897
Liabilities		860		3,820		4,236		5,280		7,132		12,615		19,747
Liquidity ratio						372.3%

Shinhan Investment manages its liquidity risk for its Won-denominated accounts by setting a limit of ~~W~~300 billion on each of its seven-day and one-month liquidity gap, a limit of 110% on its one-month and three-months liquidity ratios and a limit of ~~W~~8 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Investment manages the liquidity risk on a quarterly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the one-week and one-month maturity mismatch ratios to be 0% and -10% or less, respectively, and the three months liquidity ratio to be 80% or higher.

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

The operational risk management system of Shinhan Bank is managed by the operational risk team under the Risk Management Department. The current system principally consists of risk control self-assessment, risk quantification using key risk indicators, loss data collection, scenario analysis and operational risk capital measurement. Shinhan Bank operates several educational and awareness programs designed to have all of its employees to be familiar with this system. In addition, Shinhan Bank has a designated operational risk manager at each of its departments and branch offices, who serves as a coordinator between the operational risk team at the headquarters and the employees in the front office and seeking to provide centralized feedback to further improve the operational risk management system.

As of December 31, 2017, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 211 key risk indicators.

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

In addition to these audits and compliance activities, Shinhan Bank’s Audit Department designates operational risk management examiners to monitor the appropriateness of operational risk management frameworks and the functions and activities of the board of directors, relevant departments and business units, and conducts periodic checks on the operational risk and reports such findings. Shinhan Bank’s Risk Management Department also reviews in advance proposed banking products or other business or service plans with a view to minimizing operational risk.

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

Shinhan Life Insurance’s Risk Management Department and Compliance Department reviews whether the internal policy and procedures of Shinhan Life Insurance are being effectively complied with. Shinhan Life Insurance implemented an operational risk management process in 2018 by setting up key risk indicators in each department and utilizes it to assess operational risk, collect data and manage key indicators. Furthermore, Shinhan Life Insurance established a standard roadmap to improve its operational risk assessment capabilities.

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

The Financial Supervisory Service also conducted a special audit of Shinhan Card, together with BC Card and KB Kookmin Card, from June to July 2013, in relation to alleged imperfect sales of insurance products, and in March 2014, issued an institutional warning against each of the three credit card companies based on a finding that card customers were provided inadequate or misleading disclosures regarding the risks relating to such products at the time of sale. The Financial Supervisory Service also imposed disciplinary actions against three Shinhan Card employees and assessed a fine of ~~W~~10 million against Shinhan Card as well as similar sanctions against BC Card and KB Kookmin Card. In addition, the Financial Supervisory Service conducted a comprehensive audit of Shinhan Card, together with Samsung Card and Hyundai Card, in September 2014, and in November 2015, issued an institutional warning against each of the three credit card companies based on a finding that they had illegally provided personal credit information of potential new cardholders to their credit card sales agents. The Financial Supervisory Service also imposed disciplinary actions against six Shinhan Card employees and assessed a fine of ~~W~~6 million against Shinhan Card as well as similar sanctions against Samsung Card and Hyundai Card. In December 2014, the Financial Supervisory Service also issued institutional cautions against Shinhan Life Insurance for selling insurance products without adequate disclosure and for incomplete payments of agency fees, together with a fine of ~~W~~338 million in relation to the former case.

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

Shinhan Financial Group

In May 2015, we developed and implemented a credit review system to unify our corporate credit review and risk measurements, allowing us and our subsidiaries to utilize a uniform and consistent credit review system with respect to each borrower. In addition, in preparation of full implementation of Basel III requirements relating to liquidity coverage ratios for bank holding companies and to enhance our liquidity risk management capabilities, we have implemented a Basel III liquidity coverage ratio risk management system by which we calculate our liquidity coverage ratio each month.

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

Shinhan Investment

In 2016, Shinhan Investment established a Risk Engineering Team and updated its market risk management system to increase its value assessment capabilities for over-the-counter derivatives, strengthen its VaR risk analysis capabilities and improve various simulation functions. Beginning in 2017, the Risk Engineering Team conducts value assessment and reviews over-the-counter derivatives directly using various enhanced simulation functions such as updated stress tests in order to stabilize financial accounting prices and enhance the risk management of over-the-counter derivatives.

Shinhan Life Insurance

In 2017, Shinhan Life Insurance completed further upgrades to its interest rate risk measurement system in anticipation of IFRS 17, which is expected to become effective beginning 2021. The new asset liability management system is expected to implement an interest rate risk management system in 2018 based on the Europe Solvency II standard. The asset liability management system can measure both asset and liability based on marking to market valuation. In addition, Shinhan Life Insurance updated its interest rate risk management system to control net income margin volatility resulting from market interest rate changes.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on April 18, 2017, Law No. 14817). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.

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

License System

Financial Investment Companies are able to choose what Financial Investment Business to engage in (through the “check the box” method set forth in the relevant license application), by specifying the desired (i) Financial Investment Business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold (namely, general investors or professional investors). Licenses will be issued under the specific business sub-categories described above. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the Financial Investment Business of (i) dealing (ii) over-the-counter derivatives products (iii) only with professional investors.

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

Furthermore, as Basel III was adopted and is being implemented in stages in Korea since December 1, 2013, all banks in Korea are required to meet minimum ratios of common stock capital (less any capital deductions) and core capital (less any capital deductions) to risk-weighted assets as set out in the Regulation on the Supervision of the Banking Business. The required minimum ratio of common stock capital (less any capital deductions) to risk-weighted assets is 4.5%, and the required minimum ratio of core capital (less any capital deductions) to risk-weighted assets is 6.0%. In addition, additional capital conservation buffer requirements are being implemented in stages from January 1, 2016 to January 1, 2019. Under such requirements, all banks in Korea are required to maintain a capital conservation buffer of 0.625% from January 1, 2016, which will be gradually increased to 1.25% on January 1, 2017, 1.875% on January 1, 2018 and 2.5% on January 1, 2019.

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

As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group and Shinhan Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, for 2017. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank are required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer to increase by 0.25% annually to 1.00% by January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%, and the Financial Services Commission is expected to maintain the countercyclical capital buffer requirement at 0% for the first quarter of 2017.

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

The Financial Services Commission requires Korean banks to maintain a liquidity coverage ratio of at least 90.0% as of January 1, 2017, 95.0% as of January 1, 2018 and 100.0% as of January 1, 2019. The Financial Services Commission defines liquidity coverage ratio as high liquid assets that can be easily converted to cash, as divided by the net amount of cash outflow for the next 30 day period, under the stress level established according to the liquidity coverage ratio, pursuant to the Regulation on the Supervision of the Banking Business, which was amended as of June 28, 2016 to implement the liquidity coverage ratio requirements under Basel III.

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

Loan-to-Deposit Ratio

In December 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The Regulation on the Supervision of the Banking Business, which was amended as of August 19, 2010 and December 26, 2014 and took effect on January 1, 2014 and January 1, 2015, respectively, requires banks with

Won-denominated loans of not less than ~~W~~2 trillion in value as of the last month of the immediately preceding quarter to maintain a ratio of Won-denominated loans (excluding certain types of loans using funds borrowed from Korea Development Bank or the Korean government or loans made under certain operational rules of Korea Federation of Banks) to Won-denominated deposits (excluding certificates of deposit) and the balance of the covered bonds under the Act on Issuance of Covered Bonds, the maturity of which is not less than five years (only in case when such financing from the issuance of covered bonds is used in Won currency and up to 1% of Won-denominated deposits) not more than 1:1. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2017 was 99.3%, based on monthly average balances.

Currently, in calculating the loan to deposit ratio, there is no differentiation between retail loans and corporate loans. However, the Regulation on the Supervision of the Banking Business is expected to be amended during the first quarter of 2018 to provide that, beginning from the second half of 2018, in calculating such loan to deposit ratio, retail loans and corporate loans will be weighed differently, with retail loans subject to a multiple of 115% and corporate loans subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. Additionally, the Detailed Regulation on the Supervision of the Banking Business is also expected to be amended during the first quarter of 2018 to provide for a weighted multiple to be applied to mortgage and home equity loans where the loan-to-value exceeds 60% in determining required minimum total capital (BIS) ratio. Further, the Regulation on the Supervision of the Banking Business is expected to be amended during the second half of 2018 to introduce an additional countercyclical capital buffer requirement that specifically addresses the increase in credit in the retail sector. This is in addition to and separate from the existing general countercyclical capital buffer requirements that take into account the degree of increase in credit generally relative to the gross domestic product. The Detailed Regulation on the Supervision of the Banking Business is also expected to be amended during the second half of 2018 to add “concentration of risk in the retail sector” as an additional criteria when the FSS evaluates the risk management systems of Korean banks.

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

Interest Rates

Korean banks remain dependent on the acceptance of deposits as their primary source of funds. Currently, there are no legal controls on interest rates on bank loans in Korea, except for the cap of 24.0% per annum on interest rates under the Act on Lending Business.

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

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission implemented a number of changes in recent years to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. Due to a rapid increase in the volume of loans secured by homes and other forms of housing, the Financial Services Commission and the Financial Supervisory Service implemented regulations designed to curtail extension of new or refinanced loans secured by housing, including the following:

•	as to loans secured by collateral of housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) shall not exceed 70%;

•	as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (excluding apartments) located in areas of high speculation, in each case, as designated by the government, the loan-to-value ratio for loans should not exceed 40%, except that the loan-to-value ratio for low income households with an annual income of less than ~~W~~70 million (and ~~W~~80 million for first home buyers) or buyers of low price housing valued at less than ~~W~~600 million shall not exceed 50%;

•	as to any new loans secured by collateral of housing to be extended to a household, any member of which has already received one or more loans secured by collateral of housing, the maximum loan-to-value ratio is 10% lower than the applicable loan-to-value ratio described above;

•	as to loans secured by collateral of housing (including apartments) located in areas of high speculation, areas requiring high levels of investment or areas of expensive housing (including apartments), in each case, as designated by the Government, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) shall not exceed 40%, except that the debt-to-income ratio for first home buyers with an annual income of less than ~~W~~80 million) and buyers of low price housing valued at less than ~~W~~600 million shall not exceed 50%;

•	as to any new loans secured by collateral of housing to be extended to a household, any member of which has already received one or more loans secured by collateral of housing, the maximum debt-to-income ratio is 10% lower than the applicable debt-to-income ratio described above;

•	as to apartments located in areas of high speculation as designated by the government, a household is permitted to have only one new loan secured by such apartment; and

•	where a household has two or more loans secured by apartments located in areas of high speculation as designated by the Government, the loan with the earliest maturity date must be repaid first and the number of loans must be eventually reduced to one.

Notwithstanding the foregoing, in order to rationalize the regulations on the housing loans, the Financial Supervisory Service provided administrative instructions in July 2014, as last amended in July 2017, that all financial institutions including banks under the Banking Act are subject to the maximum loan-to-value ratio of 70% (irrespective of the location of the property, subject to certain exceptions) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in certain areas designated by the government, subject to certain exceptions). The administrative instructions have been extended several times and are effective until July 2, 2018.

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

Lending Ratio in Ancillary Business

Pursuant to the Presidential Decree of the Specialized Credit Financial Business Act, as amended in October 2017, a credit card company must maintain a quarterly average balance of receivables arising from cash advances to credit card holders (excluding cash advances incurred by re-lending to a credit card holder after modifying the terms and conditions, such as maturity or interest rate, of the original cash advance for debt rescheduling purposes) no greater than its aggregate quarterly average balance of receivables arising from credit card holders’ purchase of goods and services (excluding the amount of receivables arising from the purchase of goods and services using an exclusive use card for business purposes) plus its aggregate quarterly amount of payments made by members using their debit cards.

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

Under the Financial Investment Service Regulations, as amended and effective as of December 29, 2017, the soundness requirement of financial investment companies changed from the previous net operating equity ratio requirement to a net equity ratio requirement. The net equity ratio is calculated according to the following formula:

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

Restrictions on Investment of Assets

According to the Insurance Business Act, insurance companies are prohibited from making any of the following investment of assets:

•	owning any real estate (excluding any real estate owned as a result of enforcing their own security interest) other than real estate for conducting its business as designated by the Presidential Decree. In any case, the total amount of real estate owned by an insurance company must not exceed 25% of its Total Assets, provided that investment in real estate for a separate account is limited to 15% of the assets of such separate account;

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly to enable a natural or legal person to buy their own shares;

•	loans made directly or indirectly to finance political campaigns and other similar activities; and

•	loans made to any of the insurance company’s officers or employees other than loans based on insurance policy or de minimis loans of up to (1) ~~W~~20 million in the case of a general loan, (2) ~~W~~50 million in the case of a general loan plus a housing loan, or (3) ~~W~~60 million in the aggregate for general loans and housing loans.

In addition, insurance companies are not allowed to exceed the following limits in making the following investments:

•	with respect to holding foreign currency under the Foreign Exchange Transaction Act or owning offshore real estate, 30% of its Total Assets; and

•	with respect to the sum of margins for a futures exchange designated by the Presidential Decree or a foreign futures exchange, and commitment amounts of over-the-counter derivatives must not exceed 6% of its Total Assets, provided that the over-the-counter derivative trades are limited to 3%. The derivatives trades of a separate account are limited to 6% of the assets of separate account, provided that the over-the-counter derivatives trades are limited to 3%.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010 in response to the financial crisis, impacts the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically important institutions, over-the-counter derivatives, the ability of banking entities, including non-U.S. banks with branches in the U.S., like us, to engage in proprietary trading activities and invest in hedge funds and private equity (the so-called Volcker rule), consumer and investor protection, hedge fund registration, securitization, investment advisors, shareholder “say on pay,” the role of credit-rating agencies, and more. The Dodd-Frank Act requires various federal banking and financial regulatory authorities to adopt a broad range of implementing rules and regulations. Such authorities have significant discretion in drafting the implementing rules and regulations.

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than US$50 billion in assets. In imposing such heightened prudential standards on non-U.S. banks such as us, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding company is subject to comparable home country standards. In February 2014, the Federal Reserve Board issued final rules applying enhanced prudential standards to foreign banking organizations, or FBOs, like us with US$50 billion or more in total global consolidated assets. The final rules represent significant changes to the way that the U.S. operations of FBOs are supervised by the Federal Reserve Board within the United States. In particular, the final rules:

•	require an FBO with both US$50 billion or more in total global consolidated assets and combined U.S. assets (excluding the total assets of each U.S. branch and agency) of US$50 billion or more to establish a U.S. top-tier intermediate holding company (“IHC”) over all U.S. bank and nonbank subsidiaries subject to the proposal;

•	subject an FBO’s IHC to the same capital adequacy standards, including minimum risk based capital and leverage requirements, as those applicable to U.S. bank holding companies;

•	require an FBO with combined U.S. assets of US$50 billion or more to have its U.S. operations satisfy certain liquidity risk management standards, conduct liquidity stress tests, and maintain a buffer of highly liquid assets over specified time horizons, and an FBO with combined U.S. assets of less than US$50 billion would be required to conduct an internal liquidity stress test and report the results to the Federal Reserve Board on an annual basis; and

•	subject the largest FBOs with the most significant U.S. operations (i.e., those FBOs with US$50 billion or more in total global consolidated assets and US$50 billion or more in combined U.S. assets, excluding the assets of their U.S. branch and agency networks) to heightened compliance obligations with respect to capital plans, capital and leverage standards, capital stress testing, liquidity stress testing and risk management.

The final rules also include requirements relating to overall risk management and debt-to-equity limits for the U.S. operations of FBOs. Implementation of the final rules began June 1, 2014 with the most significant requirements having taken effect on July 1, 2016. Rules imposing single counterparty credit limits and early remediation requirements on FBOs have yet to be finalized. We continue to assess the full impact of these enhanced prudential requirements on our business, as well as legislative amendments that may be enacted to change various asset thresholds for the application of enhanced prudential standards and other requirements.

The current regulatory environment in the United States may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act. On January 20, 2017, Mr. Donald J. Trump became President of the United States. On February 3, 2017, President Trump signed an executive order calling for a review of U.S. financial laws and regulations in order to determine their consistency with a set of core principles identified in the order. The full scope of President Trump’s short-term legislative agenda is not yet fully known, but it may include certain deregulatory measures for the U.S. financial services industry, including changes to key aspects of the Dodd-Frank Act, such as modifying the Volcker Rule and lowering the threshold for applying enhanced prudential standards from US$50 billion to US$250 billion. One such proposal, called the Economic Growth, Regulatory Relief, and Consumer Protection Act, was passed by the U.S. Senate on March 14, 2018, but remains subject to passage by the U.S. House of Representatives.

It remains unclear whether any particular legislative or regulatory proposals will be enacted or adopted. In addition, it is not possible to determine the full extent of any impact on us of any such potential financial reform legislation, or whether any such proposal will become law.

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

As of December 31, 2017, Shinhan Bank America exceeded all of the capital ratio standards for a well capitalized bank with a Tier I leverage ratio of 11.64%, a common equity Tier I risk-based capital ratio of 15.50%, a Tier I risk-based capital ratio of 15.50% and a total risk-based capital ratio of 16.36%.

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

Regulatory Enforcement Authority. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. On June 12, 2017, Shinhan Bank America entered into a consent order with the FDIC with respect to certain weaknesses relating to its anti-money laundering compliance program. Shinhan Bank America has taken corrective measures and provides periodic reports to the FDIC with regard to such matters.

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

As a result of the Dodd-Frank Act, the increase in the standard FDIC insurance limit from US$100,000 to US$250,000 was made permanent. As the Dodd-Frank Act also removed the prohibition on banks paying interest on commercial demand deposits, commercial depositors currently must choose between earning interest on their demand deposits or having the benefit of unlimited deposit insurance coverage.

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

Brokered Deposits. Under federal law and applicable regulations, (i) a well capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. Shinhan Bank America had an aggregate amount of US$80 million of brokered deposits outstanding at December 31, 2017.

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

Shinhan Investment America Inc. is regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (“FINRA”). Our U.S. subsidiaries are also regulated by some or all of the NYSE, the Municipal Securities Rulemaking Board, the U.S. Department of the Treasury, the Federal Reserve Board and the Commodities Futures Trading Commission. In addition, the U.S. states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

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

As of the date hereof, we have 14 direct and 25 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

1)	Currently in liquidation proceedings.

2)	We and our subsidiaries currently own 36.7% in the aggregate.

3)	We and our subsidiaries currently own 32.6% in the aggregate.

4)	We and our subsidiaries currently own 34.6% in the aggregate.

5)	We and our subsidiaries currently own 1.8% in the aggregate.

6)	We and our subsidiaries currently own 18.9% in the aggregate.

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Asia Limited (incorporated in Hong Kong);

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Khmer Bank PLC (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	PT Bank Shinhan Indonesia (incorporated in Indonesia);

•	Banco Shinhan de Mexico (incorporated in Mexico);

•	LLP MFO Shinhan Finance (incorporated in Kazakhstan);

•	PT Shinhan Indo Finance (incorporated in Indonesia);

•	Shinhan Microfinance Co., Ltd. (incorporated in Myanmar);

•	Shinhan Investment Corp., USA Inc. (incorporated in the United States);

•	Shinhan Investment Corp., Asia Ltd. (incorporated in Hong Kong);

•	Shinhan Securities Vietnam Co., Ltd. (incorporated in Vietnam);

•	PT Shinhan Sekuritas Indonesia (incorporated in Indonesia);

•	Shinhan BNP Paribas Asset Management (Hong Kong) Limited (incorporated in Hong Kong).

ITEM 4.D.	Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513	59,519	5,418
Shinhan Investment Corp.	70, Yeoui-daero, Yeoungdeungpo-gu, Seoul, Korea 07325	70,170	4,765
Shinhan Centennial Building	29, Namdaemun-ro 10-gil, Jung-gu, Seoul, Korea 04540	19,697	1,389
Shinhan Bank Gwanggyo Branch	54, Cheonggyecheon-ro, Jung-gu, Seoul, Korea 04540	16,727	6,783
Shinhan Myongdong Branch	43, Myeongdong-gil, Jung-gu, Seoul, Korea 04534	8,936	1,017
Shinhan Youngdungpo Branch	27, Yeongjung-ro, Yeoungdeungpo-gu, Seoul, Korea 07301	6,171	1,983
Shinhan Back Office Support Center	1311, Jungang-ro, Ilsandong-gu, Goyang-si, Gyeonggi-do, Korea 10401	25,238	5,856
Shinhan Bank Back Office and Call Center	251, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06225	40,806	7,964
Shinhan Bank Back Office and Storage Center	1221, 1sunwhan-ro, Sangdang-gu, Cheongju-Si, Chungcheongbuk-do, Korea 28777	6,019	5,376
Shinhan Card Yoksam-Dong Building	176, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06248	7,348	1,185
Shinhan Data Center	67, Digital Valley-ro, Suji-gu, Yongin-si, Gyeonggi-do, Korea 16878	45,277	9,114
Shinhan Life Insurance headquarters	358, Samil-daero, Jung-gu, Seoul, Korea 04542	30,822	2,173

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2017, Shinhan Bank had a countrywide network of 865 branches. Approximately 19.9% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. Lease terms are generally from two to three years and generally do not exceed five years. As of December 31, 2017, Jeju Bank had 38 branches of which we own 18 of the buildings in which the facilities are located, representing 47.4% of its total branches. Lease terms are generally from one to two years and seldom exceed five years.

As of December 31, 2017, Shinhan Card had 23 branches, all but one of which was leased. Lease terms are generally from one to two years. We also lease Shinhan Card’s headquarters for a term of five years. As of December 31, 2017, Shinhan Investment had a nationwide network of 114 branches of which we own five of the buildings in which the facilities are located, representing 4.4% of its total branches in Korea. Lease terms are generally from one to two years. As of December 31, 2017, Shinhan Life Insurance had 181 branches which we leased for a term of generally one to two years.

The net book value of all the properties owned by us at December 31, 2017 was ~~W~~2,703 billion. We do not own any material properties outside of Korea.

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

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the second largest financial services provider in Korea (as measured by consolidated total assets as of December 31, 2017) and operate the second largest banking business (as measured by consolidated total bank assets as of December 31, 2017) and the largest credit card business (as measured by the total credit purchase volume in 2017) in Korea.

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

In 2016, the average volume of retail loans increased by 13.1% from 2015, primarily as a result of continued increase in the demand of home rental long-term deposits loans and lending to borrowers with high credit profiles. In addition, the Bank of Korea maintained the base interest rate at historically low levels and further reduced such rate to the historic low of 1.25% in June 2016, and government policies to stimulate the real estate market continued during the first half of 2016. The increase in retail loans slowed during the second half of 2016 as the Government, amid concerns about increasing household debt, announced policies and measures designed to curb the rapid growth in the volume of mortgage and home equity loans in August and November of 2016. In 2016, the average volume of corporate loans increased by 5.6% from 2015, primarily as a result of low market interest rates throughout 2016 and increased demands from SOHO and small- and medium sized enterprises, particularly from those in the manufacturing industry.

In 2017, the average volume of retail loans increased by 4.9% from 2016, primarily as a result of continued increase in the demand of home rental long-term deposits loans. The increase in retail loans continued to slow during 2017 as the Government, amid concerns about increasing household debt, continued its policies and measures designed to curb the rapid growth in the volume of mortgage and home equity loans in 2017. In 2017, the average volume of corporate loans increased by 5.3% from 2016, primarily as a result of increased demands from SOHO and small- and medium sized enterprises, particularly from those in the manufacturing industry.

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

From 2016 to 2017, the average yield on both retail loans and corporate loans increased primarily due to the increase in the base interest rate by the Bank of Korea in November 2017, while the average rate on deposits decreased since our deposits generally have a longer maturity profile than our loans and are therefore less sensitive to movements in base and market interest rates and also due to an increase in the proportion of low cost funding deposits such as liquidity core deposits. Shinhan Bank’s net interest income increased by 10.8% from ~~W~~4,504 billion in 2016 to ~~W~~4,992 billion in 2017. Net interest income after provision for loan losses amounted to ~~W~~3,848 billion and ~~W~~4,511 billion in 2016 and 2017, respectively. Shinhan Bank’s operating income increased by 12.5% from ~~W~~1,959 billion in 2016 to ~~W~~2,204 billion in 2017.

As for Shinhan Card, its operating revenue is largely dependent on the transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general Korean economy, such as general consumer spending patterns in

Korea. Shinhan Card’s operating revenues decreased by 1.4% from ~~W~~4,740 billion in 2015 to ~~W~~4,673 billion in 2016, primarily due to the decrease in the applicable rate of merchant fees for small- and medium-sized enterprises mandated by the Korean government in early 2016 and a decrease in factoring receivables management fee income as Shinhan Card ceased such services during 2016. Operating revenues increased by 11.2% from ~~W~~4,673 billion in 2016 to ~~W~~5,197 billion in 2017, largely due to an increase in reversal of allowances for credit card loan losses. Shinhan Card’s fees and commission income increased primarily due to an increase in debit card merchant fees and annual fees resulting from increased debit card transaction volume and the number of effective cardholders, which was partially offset by a decrease in credit card merchant fees income due to amendments to the Enforcement Decree of the Specialized Credit Finance Business Act in July 2017 expanding the range of small- and medium-sized enterprises subject to lower merchant fees.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2017 and our current outlook for 2018 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2018.

Trends in the Korean Economy

In 2017, the global economy displayed signs of recovering economic growth primarily driven by corporate investments in infrastructure and inventory. In addition, increased liquidity due to the quantitative easing policies of the major economies and an improving global trade market contributed to a general recovery of the global markets. The International Monetary Fund expects the global economic growth rate to increase to 3.9% as a result of a continued trend of recovery in the global markets as both developed and developing countries experience a simultaneous recovery with market recoveries occurring in resource rich countries due to rallying oil prices.

In 2017, the Korean economy experienced a moderate growth rate of 3.1% due to continued investments in corporate infrastructure and growth in the construction industry as a result of an active real estate market, as well as rising levels of exports partly driven by an increase in exports of semiconductors. Korea’s annual growth rate of gross domestic product was 2.9% in the first quarter of 2017, 2.8% in the second quarter of 2017, 3.8% in the third quarter of 2017 and 2.8% in the fourth quarter of 2017. In 2018, the Korean economy is expected to experience sluggish economic growth due to stronger regulations on household debt by the Government and reductions to the social overhead capital budget which may negatively affect the construction industry. Investments in infrastructure, outside of investments in semiconductors and the information technology sector, are also expected to experience weaker levels of growth. However, the Government’s income based growth and employment policies, among others, are expected to contribute to a recovery in consumer spending and act as a buffer against dramatic economic declines. Although signs of economic recovery and increased global trade volumes are expected to continue in 2018, the growth in exports are expected to be slight slower than that in 2017 due to the possible renegotiation of the Korea-United States Free Trade Agreement and protectionism policies of the United States, as well as a possible decrease in demand for semiconductors as a result of market cycles.

In 2018, we consider the following as potential risks to the Korean economy: (i) uncertainty and volatility regarding the political and economic policies, including growing protectionism, of the United States and other major economies; (ii) concerns within the financial sectors due to high levels of debt; (iii) the possibility of more rapid than expected increases in interest rates by the major economies; (iv) China’s slowing growth and the possibility of a hard landing for China; (v) the increased volatility of foreign exchange markets due to the varying monetary policies of the global economies including increases in base interest rates; (vi) political risks including political instability due to North Korea, (vii) restructuring of domestic corporations, and (viii) an aging population.

As for interest rate movements, since 2009, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015, 1.50% in June 2015 and further reduced such rate to the historic low of 1.25% in June 2016. In November 2017, the Bank of Korea raised the base interest rate to 1.50%, marking the first time it has increased the base interest rate since 2011. The Federal Reserve Board increased its benchmark interest rate three times during 2017, most recently to a range of 1.25% to 1.50% in December 2017, and announced that it expects to keep raising the benchmark interest rate at the same incremental pace during 2018. The Bank of Korea’s policy path of interest rates in 2018 and for the foreseeable future remains uncertain.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

In 2017, major commercial banks in Korea generally experienced modest growth in terms of assets, principally due to continued growth in the demand for loans from retail and corporate customers. Asset quality also improved to a limited extent in terms of delinquency and non-performing loan ratio. Net interest margin for commercial banks generally increased, largely due to a decrease in allowance for loan losses amidst a low interest market environment and a relatively stable real estate market.

Currently, certain major regulatory developments and Government policies to stabilize the real estate market, prevent further increases in household debt levels and support small- and medium-sized enterprises may have a material adverse effect on the commercial banking industry in Korea and present limited opportunities for commercial banks to generate profit by taking advantage of differences between deposits and loans and fuel intense competition among major commercial banks for quality customers. Furthermore, with the growing popularity of online financial service platforms, online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics have also intensified the competition by making significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech.” In addition, Internet-only banks, which commenced operations during the first half of 2017 (K-Bank and Kakao Bank began operations in April 2017 and July 2017, respectively), may introduce new services and offer promotions to attract customers of the existing commercial banks. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Credit Cards

In 2017, despite a steady increase in the total amount of card usage, credit card companies in Korea generally experienced a decline in net profits due to regulations such as decreases in the applicable rate of merchant fees for small- and medium-sized enterprises and reductions to the interest rates for loans. In addition, there were increasingly competitive offerings from Internet-only banks through accounts with lower merchant fees compared to conventional checking accounts.

In 2018, following the widespread usage of fintech, increased competition with Internet communications technology companies and other fintech related competitors is expected to continue. Additional regulations on loans reducing maximum interest rates chargeable from 27.9% to 24% came into effect in February 2018, placing further downward pressure on the results of operations for credit card companies for 2018 and beyond, and amendments to regulations requiring further downward adjustments to merchant fees are expected to continue in the near future. We believe that strengthening our competitiveness in our existing areas and continuing to develop new sources of growth through the cultivation of new business opportunities and expansion of our businesses in global markets will be essential in an increasingly competitive market.

Securities

In 2017, the securities industry in Korea reported an increase in net profits due to an increase in commission fee revenues resulting from a general rebound in the global stock markets. According to data from the Financial Supervisory Service, return on equity for the industry increased to 7.7% for 2017 from 4.6% in 2016.

In 2018, we expect various groups of competition to emerge as the scope of businesses security firms are permitted to take on become different according to the amount of available capital. Investment companies, which are classified into financial investment business entities and comprehensive financial investment business entities depending on the amount of available capital, are expected to differentiate their main business models according to the scope of business they are licensed to conduct. Due to increasing economic uncertainty and market volatility, it is expected that demand for asset management services will increase and, as such, wealth management capabilities will become increasingly important.

In order to enhance the competitiveness of Korea’s capital market, the Government is implementing changes such as the liberalization of lending by financial investment companies, deregulation of private equity funds and introduction of the individual savings account (ISA) system. The Government is also planning to strengthen the capital market’s international competitiveness through a restructuring of the Korea Exchange, including its transformation into a holding company. On the competitive side, we expect competition to remain intense as the securities brokerage industry is already overcrowded with relatively low barriers of entry, although the industry is showing some signs of consolidation (such as the sale of Woori Investment & Securities to NH Securities, the acquisition of IM Investment & Securities by Meritz Securities, the acquisition of KDB Daewoo Securities by Mirae Asset and the acquisition of Hyundai Securities by KB Financial Group). We expect that mergers and acquisitions and partnerships between banks and financial investment companies will continue to play a significant role in shaping the competitive landscape for the securities industry in Korea.

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

Life Insurance

In 2017, the life insurance industry’s overall revenue increased slightly due to a decrease in provisions for insurances reserves and an increase in interest income and gains on investments resulting from favorable stock market conditions in 2017 and an increase in base interest rates in 2017.

In 2018, the life insurance industry’s overall revenue is expected to remain stable or increase slightly as the demand for whole life insurance products, variable savings insurance products and retirement pension insurance products are expected to grow, and investment margins are expected to improve following the trend of increasing interest rates. However, under IFRS 17, which is expected to become effective beginning 2021, insurance contract liabilities will be calculated in terms of market value instead of book value, and life insurance companies may have significantly higher debt balances due to higher insurance liabilities, thereby resulting in a decrease in risk-based capital and the need for capital expansion. Competition is expected to remain intense as the life insurance industry in Korea is mature and saturated, and the ability to offer differentiated services in order to attract the growing population of the elderly and the retirees’ products will continue to be an ever important competitive factor.

Asset Management

In 2017, the asset management industry experienced growth in assets under management, with the total amount of managed assets surpassing ~~W~~952 trillion according to data from the Financial Supervisory Service. Operating profits increased due to the increase in managed assets, the growth of which was partly stalled due to continued decline in investments in public funds. Investments in private equity funds increased due to investors’ interest in high yield products, and total investments in private equity funds continued to surpass total investments in public funds.

In 2018, we expect market uncertainty to increase and, as a result, the expected rate of return to decline and the demand for indirect investment products to remain relatively stable. The overall volume of the asset management industry is expected to continue to grow, mainly driven by an expansion of the private fund market including pension funds and institutional investors, which is expected to continue to outpace the growth of the public fund market. Investments in bonds are expected to decrease amid ongoing expectations of potential interest rate increases, resulting in increased investments in alternative assets and asset allocation funds.

The asset management industry is highly volatile and sensitive to the general trends in the overall cycles in the general economy and financial markets. Competition for this industry is likely to remain intense given the relatively low barriers of entry and the difficulty to differentiate services.

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

Interest Rates

Interest rate movements, in terms of magnitude and timing as well as their relative impact on our assets and liabilities, have a significant impact on our net interest margins and profitability, particularly with respect to its financial products that are sensitive to such movements. For example, if the interest rates applicable to Shinhan Bank’s loans (which are recorded as our assets) decrease at a faster pace or by a wider margin, or increase at a slower pace or by a thinner margin, compared to the interest rates applicable to its deposits (which are recorded as our liabilities), Shinhan Bank’s net interest margin will shrink and its profitability will be negatively affected. In addition, the relative size and composition of Shinhan Bank’s variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact Shinhan Bank’s net interest margin. Furthermore, the difference in the average term of Shinhan Bank’s interest-earning assets (primarily loans) compared to its interest-bearing liabilities (primarily deposits) may also impact its net interest margin. For example, since

Shinhan Bank’s deposits currently have a longer term, on average, than that of its loans, its deposits are on average less sensitive to movements in the base interest rates on which its deposits and loans tend to be pegged, and therefore, an increase in the base interest rates tends to increase its net interest margin while a decrease in the base interest rates tends to have the opposite effect. Since Shinhan Bank is one of our principal operating subsidiaries, its net interest margin and profitability have a substantial effect on our overall net interest margin and profitability. While we continually manage our assets and liabilities to minimize our exposure to the interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner.

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

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance-Based(4)	COFIX New Borrowing-Based(5)
June 30, 2013	3.31	2.88	2.69	3.17	2.66
December 31, 2013	3.29	2.86	2.66	2.91	2.60
June 30, 2014	3.10	2.68	2.65	2.78	2.58
December 31, 2014	2.43	2.10	2.13	2.58	2.10
June 30, 2015	2.01	1.79	1.65	2.22	1.75
December 31, 2015	2.11	1.66	1.67	1.90	1.66
June 30, 2016	1.69	1.25	1.37	1.75	1.54
December 31, 2016	2.13	1.64	1.52	1.62	1.51
June 30, 2017	2.24	1.70	1.38	1.58	1.47
December 31, 2017	2.68	2.14	1.66	1.66	1.77

Source: Korea Securities Dealers Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.

(5)	Measured based on the weighted average of the borrowing rates for new funding for each month made by the commercial banks that are subject of the COFIX reporting.

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

Basis of Consolidation

Subsidiaries

Subsidiaries are entities that we control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect such returns through our control over the entity. The financial statements of our subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of our subsidiaries have been changed when necessary to align them with the policies we have adopted.

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

Investments in Associates and Joint Ventures (Collectively, “Associates”)

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

Investments in associates are accounted for using the equity method and are recognized initially at cost. Our investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include our share of the income and expenses and equity movements of associates, after adjustments to align their accounting policies with ours, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When our share of losses exceeds our interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that we have an obligation or are otherwise required to make payments on behalf of the investee for further losses.

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

Offsetting Between Financial Assets and Financial Liabilities

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, we have a legal right to offset the amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Valuation of Financial Assets and Liabilities

The fair value of financial instruments being traded in an active market are determined by the published market prices at the end of each period. The published market prices of financial instruments being held by us are based on notifications by trading agencies. Where the market for a financial instrument is not active, such as in the case of over-the-counter market derivatives, fair value is determined by using either a valuation technique or an independent third-party valuation service.

We use various valuation techniques and set rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable and willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or option pricing models. The main assumptions and estimates which our management considers when applying a model with valuation techniques are:

•	The likelihood and expected timing of future cash flows on the instrument. These cash flows are usually governed by the terms of the instrument, although judgment may be required when the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt. Future cash flows may be sensitive to changes in market rates.

•	Selecting an appropriate discount rate for the instrument. The determination of this rate is based on an assessment of what a market participant would regard as the appropriate spread of the rate for the instrument over the appropriate risk-free rate.

•	Judgment to determine what model should be used to calculate fair value in areas where the choice of valuation model is particularly subjective (for example, valuation of complex derivative products).

We classify and disclose fair value of financial instruments into the following three-level of IFRS fair value hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets (except for financial assets at fair value through profit or loss) is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

If there is objective evidence that financial assets are impaired, impairment losses should be measured and recognized. Objective evidence that financial assets are impaired includes significant financial difficulty of the issuer or obligor, a breach of contract such as a default or delinquency in interest or principal payments, restructuring of a loan or a concession granted by us which we would not otherwise consider, indications that a borrower or issuer will enter bankruptcy or other financial reorganization, disappearance of an active market for a financial asset because of financial difficulties, or observable data such as an increased number of delayed payments indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets.

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

We believe that the accounting estimates related to impairment of loans and receivables and our allowance for loan losses are a “critical accounting policy” because: (1) they are highly susceptible to change from period to period since they require us to make assumptions about future default rates and losses relating to our loan portfolio; and (2) any significant difference between our estimated losses on loans and receivables (as reflected in our allowance for loan losses) and actual losses on loans and receivables could require us to record additional provisions for loan losses which, if significant, could have a material impact on our profit. Our assumptions about estimated losses require significant judgment because actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

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

If the hedging derivative expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, hedge accounting is discontinued prospectively. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

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

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When the transaction occurs, the related cumulative gain or loss on the hedging instrument recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment in the same period that the hedged item affects profit or loss. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

Net Investment in a Foreign Operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, in whole or in part, the gain or loss on hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income is reclassified from equity to profit or loss in accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’.

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

Impairment of Non-financial Assets

The carrying amounts of our non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

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

Financial Guarantee Contract

Financial guarantees are contracts that require us to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee liabilities are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee. The financial guarantee liability is subsequently carried at the higher of such amortized amount and the present value of any expected payment when a payment under the guarantee has become probable. Financial guarantees are included within other liabilities.

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

Customer Loyalty Program

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as unearned revenue. Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed. A provision for onerous contracts is recognized when the expected benefits to be derived by us from customer loyalty programs are lower than the unavoidable cost of meeting our obligations under the programs.

Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxable profit is different from accounting profit for the period since taxable profit excludes temporary differences (which will be taxable or deductible in determining taxable profit (tax loss) of future periods) and non-taxable or non-deductible items from accounting profit.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that there will be taxable profit against which such deductible temporary differences can be utilized. However, deferred tax is not recognized for the following temporary differences: (i) taxable temporary differences arising from the initial recognition of goodwill, (ii) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and (iii) differences associated with investments in subsidiaries, associates, and interests in joint ventures, to the extent that we are able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

New Standards and Interpretations Not Yet Adopted

IFRS 9, ‘Financial Instruments’

IFRS 9, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in IAS 39, Financial Instruments: Recognition and Measurement. We have adopted IFRS 9 for the year beginning after January 1, 2018 and will recognize the accumulated effect resulting from the initial application of IFRS 9 starting January 1, 2018, the date of initial application.

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

IFRS 9 introduces additional requirements for a financial asset to be classified as measured at amortized costs or fair value through other comprehensive income compared to the existing guidance in IAS 39 and the adoption of IFRS 9 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, thereby increasing volatility in our profit or loss. IFRS 9 also replaces the “incurred loss” model in the existing standard with a forward-looking “expected credit loss” model for loans, debt instruments, lease receivables, contractual assets and financial guarantee contracts, and therefore impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance. In addition, under IFRS 9, which provides principle-based and less complex guidance in determining the scope of hedged items and hedging instruments that quality for hedge accounting, more hedged items and hedging instruments would qualify for hedge accounting.

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

IFRS 15, ‘Revenue from Contracts with Customers’

IFRS 15, published on November 6, 2015, is a new accounting standard on revenue recognition and is effective for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. IFRS 15 replaces existing revenue recognition standards, including IAS 18, ‘Revenue’, IAS 11, ‘Construction Contracts’, SIC-31, ‘Revenue-Barter Transactions Involving Advertising Services’, IFRIC 13, ‘Customer Loyalty Programmes’, IFRIC 15, ‘Agreements for the Construction of Real Estate’ and IFRIC 18, ‘Transfers of Assets from Customers’.

We have adopted IFRS 15 from January 1, 2018 using the cumulative effect method, and the effect of initially applying this standard is recognized at January 1, 2018, the date of initial application.

The existing standards suggest revenue recognition guidance by type of transactions such as sale of goods, rendering of services, interest revenue, royalty revenue, dividends revenue and construction contracts. However, according to IFRS 15, all types of contracts recognize revenue through a five-step revenue recognition model: (i) identifying the contract, (ii) identifying performance obligations, (iii) determining the transaction price, (iv) allocating the transaction price to performance obligations and (v) recognizing the revenue by satisfying performance obligations.

As a result of the analysis of financial impact based on the current situation and available information as of December 31, 2017, we do not expect the application of IFRS 15 to have a material impact on our consolidated financial statements. For further details, see Note 3 of the notes to our consolidated financial statements included in this annual report.

Average Balance Sheet and Volume and Rate Analysis

Average Balances and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, in 2015, 2016 and 2017.

	Year Ended December 31,
	2015					2016					2017
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks	~~W~~	18,137	~~W~~	226	1.24%	~~W~~	17,552	~~W~~	186	1.06%	~~W~~	10,726	~~W~~	168	1.56%
Trading assets		26,160		559	2.14		28,967		497	1.72		31,618		548	1.73
Loans(2)
Retail loans		89,393		3,126	3.50		101,092		3,236	3.20		105,998		3,416	3.22
Corporate loans		120,180		4,095	3.41		126,891		4,117	3.24		133,602		4,395	3.29
Public and other loans		2,139		76	3.56		2,261		73	3.23		2,126		70	3.30
Loans to banks		4,593		92	2.00		5,898		96	1.64		5,430		112	2.05
Credit card loans		17,820		1,636	9.18		18,804		1,708	9.09		19,943		1,681	8.43

Total loans		234,125		9,025	3.85		254,946		9,230	3.62		267,099		9,674	3.62

Securities(3)
Available-for-sale financial assets		28,925		666	2.30		32,851		633	1.93		37,444		672	1.79
Held-to-maturity financial assets		14,961		539	3.60		17,274		562	3.25		22,153		651	2.94

Total securities		43,886		1,205	2.75		50,125		1,195	2.38		59,597		1,323	2.22

Other interest-earning assets		—		115	—		—		128	—		—		86	—

Total interest-earning assets	~~W~~	322,308	~~W~~	11,130	3.45%	~~W~~	351,590	~~W~~	11,236	3.20%	~~W~~	369,040	~~W~~	11,799	3.20%

Non-interest-earning assets
Cash and due from banks	~~W~~	3,856				~~W~~	3,367				~~W~~	10,844
Derivative assets		1,916					2,207					2,020
Available-for-sale financial assets		2,919					2,589					2,077
Property and equipment and intangible assets		7,288					7,319					7,293
Other non-interest-earning assets		17,892					19,950					21,012

Total non-interest-earning assets	~~W~~	33,871				~~W~~	35,432				~~W~~	43,246

Total assets	~~W~~	356,179	~~W~~	11,130		~~W~~	387,022	~~W~~	11,236		~~W~~	412,286	~~W~~	11,799

	Year Ended December 31,
	2015					2016					2017
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	~~W~~	26,365	~~W~~	117	0.44%	~~W~~	30,865	~~W~~	113	0.37%	~~W~~	35,978	~~W~~	129	0.36%
Savings deposits		56,083		394	0.70		63,061		374	0.59		69,671		353	0.51
Time deposits		113,932		2,308	2.03		123,716		2,030	1.64		121,050		1,873	1.55
Other deposits		3,555		42	1.20		4,744		70	1.47		8,164		127	1.57

Total interest-bearing deposits		199,935		2,861	1.43		222,386		2,587	1.16		234,863		2,482	1.06

Trading Liabilities		11		—	—		10		—	—		2		—	—
Borrowings		23,576		326	1.38		24,832		301	1.21		28,158		352	1.25
Debt securities issued		39,335		1,184	3.01		42,578		1,086	2.55		47,151		1,085	2.30
Other interest-bearing liabilities		2,166		66	3.07		2,897		57	1.99		3,276		37	1.09

Total interest-bearing liabilities	~~W~~	265,023	~~W~~	4,437	1.67%	~~W~~	292,703	~~W~~	4,031	1.38%	~~W~~	313,450	~~W~~	3,956	1.26%

Non-interest-bearing liabilities
Non-interest-bearing deposits	~~W~~	3,532				~~W~~	3,336				~~W~~	3,574
Derivatives liabilities		2,307					2,676					2,228
Insurance liabilities		18,900					21,201					23,453
Other non-interest-bearing liabilities		35,354					35,503					36,595

Total non-interest-bearing liabilities	~~W~~	60,093				~~W~~	62,716				~~W~~	65,850

Total liabilities	~~W~~	325,116	~~W~~	4,437		~~W~~	355,419	~~W~~	4,031		~~W~~	379,300	~~W~~	3,956

Total equity attributable to equity holder of the Group		29,986					30,764					32,210
Non-controlling interest		1,077					839					776

Total liabilities and equity	~~W~~	356,179	~~W~~	4,437		~~W~~	387,022	~~W~~	4,031		~~W~~	412,286	~~W~~	3,956

Net interest spread(4)					1.78%					1.82%					1.94%
Net interest margin(5)					2.08%					2.05%					2.13%
Average asset liability ratio(6)					121.62%					120.12%					117.73%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current.
(3)	Average balance of and yield on securities are based on book value.
(4)	Represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.
(5)	Represents the ratio of net interest income to average interest-earning assets.
(6)	Represents the ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2017 compared to 2016 and (ii) 2016 compared to 2015. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change.

	From 2016 to 2017 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	(88)	~~W~~	70	~~W~~	(18)
Trading assets		46		5		51
Loans:
Retail loans		158		22		180
Corporate loans		220		58		278
Public and other loans		(4)		1		(3)
Loans to banks		(8)		24		16
Credit card loans		100		(127)		(27)

Total loans		466		(22)		444

Securities:
Available-for-sale financial assets		84		(45)		39
Held-to-maturity financial assets		147		(58)		89

Total securities		231		(103)		128

Other interest-earning assets		—		(42)		(42)

Total interest income	~~W~~	655	~~W~~	(92)	~~W~~	563

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	18	~~W~~	(2)	~~W~~	16
Savings deposits		37		(58)		(21)
Time deposits		(43)		(114)		(157)
Other deposits		53		4		57

Total interest-bearing deposits		65		(170)		(105)

Borrowings		41		10		51
Debt securities issued		111		(112)		(1)
Other interest-bearing liabilities		7		(27)		(20)

Total interest expense	~~W~~	224	~~W~~	(299)	~~W~~	(75)

Net increase (decrease) in net interest	~~W~~	431	~~W~~	207	~~W~~	638

	From 2015 to 2016 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	(7)	~~W~~	(33)	~~W~~	(40)
Trading assets		56		(118)		(62)
Loans:
Retail loans		388		(278)		110
Corporate loans		223		(201)		22
Public and other loans		4		(7)		(3)
Loans to banks		23		(19)		4
Credit card loans		90		(18)		72

Total loans		728		(523)		205

Securities:
Available-for-sale financial assets		84		(117)		(33)
Held-to-maturity financial assets		78		(55)		23

Total securities		162		(172)		(10)

Other interest-earning assets		—		13		13

Total interest income	~~W~~	939	~~W~~	(833)	~~W~~	106

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	18	~~W~~	(22)	~~W~~	(4)
Savings deposits		46		(66)		(20)
Time deposits		186		(464)		(278)
Other deposits		16		12		28

Total interest-bearing deposits		266		(540)		(274)

Borrowings		17		(42)		(25)
Debt securities issued		92		(190)		(98)
Other interest-bearing liabilities		19		(28)		(9)

Total interest expense	~~W~~	394	~~W~~	(800)	~~W~~	(406)

Net increase (decrease) in net interest	~~W~~	545	~~W~~	(33)	~~W~~	512

Results of Operations

2017 Compared to 2016

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2016		2017		% Change
	(In billions of Won, except percentages)
Net interest income	~~W~~	7,205	~~W~~	7,843	8.9%
Net fees and commission income		1,566		1,711	9.3
Net other operating income (expense)		(5,662)		(5,725)	1.1

Operating income	~~W~~	3,109	~~W~~	3,829	23.2%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2016		2017		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	~~W~~	186	~~W~~	168	(9.7)%
Trading assets		454		490	7.9
Financial assets designated at fair value through profit or loss		43		58	34.9
Loans		9,230		9,674	4.8
Available-for-sale financial assets		633		672	6.2
Held-to-maturity financial assets		562		651	15.8
Other interest income		128		86	(32.8)

Total interest income	~~W~~	11,236	~~W~~	11,799	5.0%

Interest expense:
Deposits	~~W~~	2,587	~~W~~	2,482	(4.1)%
Borrowings		301		352	16.9
Debt securities issued		1,086		1,085	(0.1)
Other interest expense		57		37	(35.1)

Total interest expense	~~W~~	4,031	~~W~~	3,956	(1.9)%

Net interest income	~~W~~	7,205	~~W~~	7,843	8.9%

Net interest margin(1)		2.05%		2.13%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest income. The 5.0% increase in interest income was due primarily to an increase in interest on loans. Interest on loans increased by 4.8% from ~~W~~9,230 billion in 2016 to ~~W~~9,674 billion in 2017 primarily as a result of increases in the average balances of and average lending rates on both retail loans and corporate loans as further described below, which was partially offset by a 32.8% decrease in other interest income from ~~W~~128 billion in 2016 to ~~W~~86 billion in 2017.

Interest on retail loans increased by 5.6% from ~~W~~3,236 billion in 2016 to ~~W~~3,416 billion in 2017, primarily due to a 4.9% increase in the in the average balance of retail loans from ~~W~~101,092 billion in 2016 to ~~W~~105,998 billion in 2017 as well as an increase in the average lending rate for retail loans from 3.20% in 2016 to 3.22% in 2017. The average balance of retail loans increased primarily as a result of a continued increase in demand for home rental long-term deposits loans following increased house prices in the domestic market. The average lending rate for retail loans increased primarily as a result of the general increase in market interest rates largely driven by the increase in the base interest rate set by the Bank of Korea to 1.50% in 2017 from 1.25% in 2016. The base rate set by the Bank of Korea largely determines the market rates for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans.

Interest income from corporate loans increased by 6.8% from ~~W~~4,117 billion in 2016 to ~~W~~4,395 billion in 2017, primarily due to a 5.3% increase in the average balance of such loans from ~~W~~126,891 billion in 2016 to ~~W~~133,602 billion in 2017, as well as an increase in the average lending rate for corporate loans from 3.24% in 2016 to 3.29% in 2017. The average balance of corporate loans increased principally as a result of increased loan demand from SOHOs and small- and medium-sized enterprises, which have recently become an increasing source of demand for our corporate loans. The average lending rate for corporate loans increased largely as a result of the general increase in market interest rates, as well as our efforts to diversify income structure, such as by developing products that provide a moderate interest rate while bearing relatively low risk.

Interest expense. Interest expense decreased by 1.9% from ~~W~~4,031 billion in 2016 to ~~W~~3,956 billion in 2017, due primarily to a 4.1% decrease in interest expense on deposits from ~~W~~2,587 billion in 2016 to ~~W~~2,482 billion in 2017, which was partially offset by a 16.9% increase in interest expense on borrowings from ~~W~~301 billion in 2016 to ~~W~~352 billion in 2017.

The decrease in interest expense on deposits was due to a decrease in the average interest rate payable on deposits from 1.16% in 2016 to 1.09% in 2017, which was partially offset by a 5.6% increase in the average balance of deposits from ~~W~~222,386 billion in 2016 to ~~W~~234,863 billion in 2017. The decrease in the average interest rate payable on deposits resulted mainly from a decrease in the average interest rate payable on time deposits from 1.64% in 2016 to 1.55% in 2017, as well as a decrease in the average interest rate payable on savings deposits from 0.59% in 2016 to 0.51% in 2017, largely reflecting a general decrease in market interest rates attributable to the decrease in the base interest rate set by the Bank of Korea in 2016, as well as an increase in the proportion of low cost funding deposits, namely liquidity core deposits, which are deposits with low interest rates. The average interest rate payable on time and savings deposits in 2017 was largely affected by the base interest rate set by the Bank of Korea in 2016 due to their longer maturity profiles. The increase in the average balance of deposits was primarily due to a 16.6% increase in the average balance of demand deposits, largely resulting from an increase in liquidity core deposits.

The increase in interest expense on borrowings was due to an increase in the average interest rate payable on borrowings from 1.21% in 2016 to 1.25% in 2017, as well as a 13.4% increase in the average balance of borrowings from ~~W~~24,832 billion in 2016 to ~~W~~28,158 billion in 2017. The average interest rate payable on borrowings increased largely due to the general increase in market interest rates in 2017. The average balance of borrowings increased due to an increase in borrowings from policy institutions as a result of an increase in demand for loans with government funds.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin increased by 8 basis points from 2.05% in 2016 to 2.13% in 2017 primarily due to a decrease in the average rate of interest on interest-bearing liabilities by 12 basis points from 1.38% in 2016 to 1.26% in 2017 as further explained below, which was partially offset by an increase in the average volume of interest-earning assets by 5.0% from ~~W~~351,590 billion in 2016 to ~~W~~369,040 billion in 2017 while the average rate of interest receivable on interest-earning assets remained stable.

Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, increased by 12 basis points from 2016 to 2017 primarily due to a 12 basis point decrease in the average rate of interest payable on interest-bearing liabilities, principally consisting of deposits and debt securities issued, from 1.38% in 2016 to 1.26% in 2017, which was largely attributable to lower funding costs associated with Won-denominated debt securities issued and other Won-denominated funding sources due to favorable market conditions, which allowed us to raise capital at lower interest rates, while the average rate of interest receivable on interest-earning assets, which primarily consist of Won-denominated loans and securities held by us, remained stable. In general, an increase in the base rates set by the Bank of Korea tends to increase our net interest margin since our deposits (on which we pay interest) have, on average, a longer maturity profile than our loans (from which we receive interest) do and are therefore less sensitive to movements in base and market interest rates. See “— Overview — Interest Rates.”

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2016		2017		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	74	~~W~~	59	(20.3)%
Commission received as electronic charge receipt		137		143	4.4
Brokerage fees		334		373	11.7
Commission received as agency		131		129	(1.5)
Investment banking fees		66		66	—
Commission received in foreign exchange activities		183		198	8.2
Asset management fees		116		191	64.7
Credit card fees		2,343		2,370	1.2
Others		420		516	22.9

Total fees and commission income	~~W~~	3,804	~~W~~	4,045	6.3%

Fees and commission expense:
Credit-related fees	~~W~~	32	~~W~~	36	12.5%
Credit card fees		1,899		1,989	4.7
Others		307		309	0.7

Total fees and commission expense	~~W~~	2,238	~~W~~	2,334	4.3%

Net fees and commission income	~~W~~	1,566	~~W~~	1,711	9.3%

Net fees and commission income increased by 9.3% from ~~W~~1,566 billion in 2016 to ~~W~~1,711 billion in 2017, primarily as a result of a 64.7% increase in asset management fees income from ~~W~~116 billion in 2016 to ~~W~~191 billion in 2017 and a 11.7% increase in brokerage fees income from ~~W~~334 billion in 2016 to ~~W~~373 billion in 2017, which were partially offset by a 4.7% increase in credit card fees expenses.

The increase in asset management fees income was primarily due to an increase in trust fees and commissions received from trust accounts as a result of an increase in the volume of trust accounts of Shinhan Bank. The increase in brokerage fees income was primarily due to an increase in sales of collective investment products of Shinhan Bank and Shinhan Investment, as well as an increase in brokerage fees primarily due to increased daily average stock trading volume due to favorable stock market conditions in 2017.

The increase in credit card fees expense was principally attributable to an increase in membership service fees and card member recruitment fees of Shinhan Card as part of its enhanced marketing efforts.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2016		2017		% Change
	(In billions of Won, except percentages)
Net insurance loss	~~W~~	(419)	~~W~~	(460)	9.8%
Dividend income		282		257	(8.9)
Net trading income (loss)		370		963	160.3
Net foreign currency transaction gain		462		364	(21.2)
Net gain (loss) on financial instruments designated at fair value through profit or loss		(502)		(1,060)	111.2
Net gain on sale of available-for-sale financial assets		648		499	(23.0)
Impairment loss on financial assets		(1,196)		(1,015)	(15.1)
General and administrative expenses		(4,509)		(4,811)	6.7
Others		(798)		(462)	(42.1)

Other operating income (expense)	~~W~~	(5,662)	~~W~~	(5,725)	1.1%

Net other operating expenses increased by 1.1% to ~~W~~5,725 billion in 2017 from ~~W~~5,662 billion in 2016, primarily as a result of a 111.2% increase in net loss on financial instruments designated at fair value through profit or loss to ~~W~~1,060 billion in 2017 from ~~W~~502 billion in 2016 and a 6.7% increase in general and administrative expense to ~~W~~4,811 billion in 2017 from ~~W~~4,509 billion in 2016, which were partially offset by a 160.3% increase in net trading income to ~~W~~963 billion in 2017 from ~~W~~370 billion in 2016, as well as a 42.1% decrease in other expense to ~~W~~462 billion in 2017 from ~~W~~798 billion in 2016.

The increase in net loss on financial instruments designated at fair value through profit or loss was largely due to an increase in disposal loss from financial instruments designated at fair value through profit or loss held by Shinhan Investment. General and administrative expense increased primarily due to an increase in retirement allowances paid to early retirees of Shinhan Bank and Shinhan Card.

The increase in net trading income was primarily due to an increase in net gain on transactions and valuation of derivatives. The decrease in other expense was primarily due to an increase in reversal of allowances for credit card loan losses.

Impairment Loss on Financial Assets

The following table sets forth for the periods indicated the impairment loss by type of financial asset.

	Year Ended December 31,
	2016		2017		% Change
	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	135	~~W~~	147	8.9%
Corporate		656		403	(38.6)
Credit card		313		252	(19.5)
Others		(1)		(1)	—

Subtotal		1,103		801	(27.4)
Securities(1)		88		198	125.0
Others		5		16	220.0

Total impairment loss on financial assets	~~W~~	1,196	~~W~~	1,015	(15.1)%

Note:

(1)	Consist of available-for-sale financial assets.

Impairment loss on financial assets decreased by 15.1% from ~~W~~1,196 billion in 2016 to ~~W~~1,015 billion in 2017 principally due to a 27.4% decrease in impairment loss on loans from ~~W~~1,103 billion in 2016 to ~~W~~801 billion in 2017, which was partially offset by a 125% increase in impairment on securities from ~~W~~88 billion in 2016 to ~~W~~198 billion in 2017.

Our impairment loss on loans decreased primarily due to a 38.6% decrease in impairment loss on corporate loans from ~~W~~656 billion in 2016 to ~~W~~403 billion in 2017 and a 19.5% decrease in impairment loss on credit card loans from ~~W~~313 billion in 2016 to ~~W~~252 billion in 2017, which was partially offset by a 8.9% increase in impairment loss on retail loans from ~~W~~135 billion in 2016 to ~~W~~146 billion in 2017. The decrease in impairment loss on corporate loans was principally due to an improvement in the quality of corporate loans largely resulting from write-offs of non-performing loans with higher allowance rates during 2016. The decrease in impairment loss on credit card loans was principally due to an increase in reversal of allowances for credit card loan losses as a result of changing the allowance model of Shinhan Card from a roll-rate model in 2016 to an internal model approach in 2017. The increase in impairment loss on retail loans was principally due to increased exposure as a result of an increase in the volume of retail loans.

Substantially all of our impairment losses recorded on available-for-sale financial assets were related to the impairments of our available-for-sale equity investments primarily resulting from the decline in the market price or fair value of such investments. We recognized impairment losses on available-for-sale financial assets of ~~W~~202,360 million in 2017, of which ~~W~~147,630 million, or approximately 73.0%, was due to a significant decline in our investment in Kookmin Cable Investment Inc. We recognized impairment losses on available-for-sale financial assets of ~~W~~96,381 million in 2016, of which ~~W~~29,032 million, or approximately 30%, was due to a significant decline in our investment in Samsung C&T Corporation. To a limited extent, we have also recognized impairment losses due to liquidation, bankruptcy proceedings, de-listing and other qualitative factors.

Income Tax Expense

Income tax expense increased by 145.1% from ~~W~~346 billion in 2016 to ~~W~~848 billion in 2017 primarily due to a decrease in tax income from recognition of deferred tax assets related to expired unused tax losses as well as a result of the increase in our taxable income. Our effective rate of income tax increased to 22.3% in 2017 from 10.9% in 2016. In 2016, based on new tax interpretation issued by the Korea National Tax Service allowing utilization of expired and unused tax losses against profit resulting from elimination or expiration of deposit and insurance liabilities, Shinhan Bank recognized deferred tax assets relating to expired unused tax losses after factoring in expected future taxable profits and expected future elimination or expiration of deposit and insurance liabilities.

Net Income for the Period

As a result of the foregoing, our net income for the period increased by 4.4% from ~~W~~2,825 billion in 2016 to ~~W~~2,948 billion in 2017.

Other Comprehensive Income for the Period

	Year Ended December 31,
	2016		2017		% Change
	(In billions of Won, except percentages)
Items that will be reclassified to profit or loss:
Foreign currency translation differences for foreign operations	~~W~~	12	~~W~~	(194)	N/M %
Net change in fair value of available-for-sale financial assets		(434)		(323)	(25.6)
Equity in other comprehensive income (loss) of associates		3		(23)	N/M
Net change in unrealized fair value of cash flow hedges		(1)		16	N/M
Other Comprehensive income (loss) of separate account		(4)		(9)	125.0

		(424)		(533)	25.7
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability		15		103	586.7
Equity in other comprehensive income (loss) of associates		—		1	N/M

		15		104	593.3

Total other comprehensive loss, net of income tax	~~W~~	(409)	~~W~~	(429)	4.9%

N/M = not meaningful

Other comprehensive loss increased by 4.9% from ~~W~~409 billion in 2016 to ~~W~~429 billion in 2017, primarily due to a change in foreign currency translation differences for foreign operations from a net gain of ~~W~~12 billion in 2016 to a net loss of ~~W~~194 billion in 2017, which was partially offset by a 25.6% decrease in net loss arising from net change in fair value of available-for-sale financial assets from ~~W~~434 billion in 2016 to ~~W~~323 billion in 2017. The change in foreign currency translation differences for foreign operations from a net gain to a net loss was largely due to decreases in the exchange rates in 2017. The decrease in net loss on fair value of available-for-sale financial assets was largely due to fluctuations in interest rates and stock prices, as well as a decrease of adjustment amount reclassified from equity to profit or loss due to recognition of impairment losses and disposal.

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

Interest on retail loans increased by 3.5% from ~~W~~3,126 billion in 2015 to ~~W~~3,236 billion in 2016, primarily due to a 13.1% increase in the in the average balance of retail loans from ~~W~~89,393 billion in 2015 to ~~W~~101,092 billion in 2016, which was partially offset by a decrease in the average lending rate for retail loans from 3.50% in 2015 to 3.20% in 2016. The average balance of retail loans increased primarily as a result of the general decrease in market interest rates and a continued increase in demand for housing loans following the implementation of government policies designed to stimulate the real estate market, including the loosening of maximum debt-to-income and loan-to-value ratios. In addition, the volume of mortgage and home equity loans increased as more households chose to purchase homes due to a continued increase in the amounts of home rental long-term deposits loans and a decrease in the supply of homes rented on long-term deposit leases. Such trends slightly slowed during the fourth quarter of 2016 due to the Korean government’s tightening of mortgage regulations to address concerns about the increasing volume of mortgage and home equity loans. The average lending rate for retail loans decreased primarily as a result of the general decrease in market interest rates largely driven by the decrease in the base interest rate set by the Bank of Korea to 1.25% in 2016 from 1.50% in 2015. The base rate set by the Bank of Korea largely determines the market rates for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans.

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

Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, increased by 4 basis points from 2015 to 2016 primarily due to a 29 basis point decrease in the average rate of interest payable on interest-bearing liabilities, principally consisting of deposits and debt securities issued, from 1.67% in 2015 to 1.38% in 2016, which was largely attributable to lower funding costs associated with Won-denominated debt securities issued and other Won-denominated funding sources due to the decrease in the base interest rate set by the Bank of Korea, which more than offset a decrease in the average interest rate receivable on interest-earning assets, which primarily consist of Won-denominated loans and securities held by us, as explained above. In general, as was the case in 2015, a decrease in the base rates set by the Bank of Korea tends to decrease our net interest margin since our deposits (on which we pay interest) have, on average, a longer maturity profile than our loans (from which we receive interest) do and are therefore less sensitive to movements in base and market interest rates. See “— Overview — Interest Rates.”

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2015		2016		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	75	~~W~~	74	(1.3)%
Commission received as electronic charge receipt		137		137	—
Brokerage fees		411		334	(18.7)
Commission received as agency		167		131	(21.6)
Investment banking fees		80		66	(17.5)
Commission received in foreign exchange activities		163		183	12.3
Asset management fees		86		116	34.9
Credit card fees		2,351		2,343	(0.3)
Others		427		420	(1.6)

Total fees and commission income	~~W~~	3,897	~~W~~	3,804	(2.4)%

Fees and commission expense:
Credit-related fees	~~W~~	43	~~W~~	32	(25.6)%
Credit card fees		1,849		1,899	2.7
Others		384		307	(20.1)

Total fees and commission expense	~~W~~	2,276	~~W~~	2,238	(1.7)%

Net fees and commission income	~~W~~	1,621	~~W~~	1,566	(3.4)%

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

Income Tax Expense

Income tax expense decreased by 50.2% from ~~W~~695 billion in 2015 to ~~W~~346 billion in 2016 primarily as a result of the recognition of deferred tax assets, which amounted to ~~W~~336 billion, based on loss carry-forward, partially offset by the increase in Shinhan Bank’s taxable income. Our effective rate of income tax decreased to 10.9% in 2016 from 22.1% in 2015. We had not previously recognized deferred tax assets relating to expired and unused tax losses as the utilization of expired and unused tax losses had been assessed remote. In 2016, however, based on new tax interpretation issued by the Korea National Tax Service allowing utilization of expired and unused tax losses against profit resulting from elimination or expiration of deposit and insurance liabilities, Shinhan Bank recognized deferred tax assets relating to expired unused tax losses after factoring in expected future taxable profits and expected future elimination or expiration of deposit and insurance liabilities.

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

As of December 31, 2017, we were organized into five major business segments as follows:

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

Operating Income by Principal Business Segment

The table below provides the income statement data for our principal business segments for the periods indicated.

	Year Ended December 31,						% Change
	2015		2016		2017		2015/2016	2016/2017
	(In billions of Won, except percentages)
Banking	~~W~~	1,649	~~W~~	1,860	~~W~~	2,088	12.8%	12.3%
Credit card		968		1,041		1,304	7.5	25.3
Securities		262		143		253	(45.4)	76.9
Life insurance		132		160		160	21.2	—
Others		(33)		(75)		32	127.3	N/M
Consolidation adjustment(1)		(5)		(20)		(8)	300.0	(60.0)

Total operating income	~~W~~	2,973	~~W~~	3,109	~~W~~	3,829	4.6%	23.2%

N/M = not meaningful

Note:

(1)	Consolidation adjustment consists of adjustments for inter-segment transactions.

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

The table below provides the income statement data for our banking services segment for the periods indicated.

	Year Ended December 31,						% Change
	2015		2016		2017		2015/2016	2016/2017
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	4,246	~~W~~	4,605	~~W~~	5,108	8.5%	10.9%
Net fees and commission income (expense)		689		717		817	4.1	13.9
Net other income (expense)		(3,286)		(3,462)		(3,837)	5.4	10.8

Operating income (expense)	~~W~~	1,649	~~W~~	1,860	~~W~~	2,088	12.8%	12.3%

Comparison of 2017 to 2016

Operating income for banking services increased by 12.3% from ~~W~~1,860 billion in 2016 to ~~W~~2,088 billion in 2017.

Net interest income (expense). Net interest income increased by 10.9% from ~~W~~4,605 billion in 2016 to ~~W~~5,108 billion in 2017 primarily due to increases in net interest income for retail banking, corporate banking, international banking and other banking services. More specifically:

•	Net interest income for retail banking increased by 3.0% from ~~W~~2,854 billion in 2016 to ~~W~~2,940 billion in 2017 primarily due to an increase in the average volume of retail loans in addition to a widening of the Bank’s net interest margin. The average volume of retail loans increased largely due to an increase in home rental long-term deposit loans and mortgage loans for new home purchases. The widening of net interest margin was largely due to an increase in liquidity core deposits, which are deposits with low interest rates, and the increase in market interest rates reflecting the increase in the base interest rate set by the Bank of Korea in 2017, which was increased from 1.25% in June 2016 to 1.50% in November 2017. The changes in the base interest rate generally have a greater impact on the average interest rate on loans relative to that of deposits due to the difference in relative maturity profiles.

•	Net interest income for corporate banking increased by 27.6% from ~~W~~1,111 billion in 2016 to ~~W~~1,418 billion in 2017 primarily due to an increase in the average balance of corporate loans. The increase in the average balance of corporate loans was largely due to the general increase in market interest rates and increased loan demand from SOHOs and small- and medium-sized enterprises, which have recently become an increasing source of demand for our corporate loans. The widening of the net interest margin was largely due to the increase in the market interest rates reflecting the increase in the base interest rates set by the Bank of Korea in 2017, as described above.

•	Net interest income for international banking increased by 26.5% from ~~W~~366 billion in 2016 to ~~W~~463 billion in 2017 primarily due to an increase in the average balance of loans extended by the Shinhan Bank’s overseas subsidiaries, especially its subsidiaries in China and Vietnam.

•	Net interest income for other banking services increased by 4.7% from ~~W~~274 billion in 2016 to ~~W~~287 billion in 2017 primarily due to the increase in the general level of interest rates.

Net fees and commission income (expense). Net fees and commission income increased by 13.9% from ~~W~~717 billion in 2016 to ~~W~~817 billion in 2017 primarily due to an increase in net fees and commission income for corporate banking and other banking services, which was partially offset by a decrease in net fees and commissions for retail banking services. Net fees and commission income for corporate banking increased primarily due to an increase in fees and commissions charged in relation to credit fees, brokerage and consulting fees. Net fees and commission income for other banking services increased primarily due to adjustments in internal fee allocation. Net fees and commission income for retail banking decreased primarily due to a decrease in fees and commission received on non-face-to-face transactions (online channels).

Net other income (expense). Net other expense increased by 10.8% from ~~W~~3,462 billion in 2016 to ~~W~~3,837 billion in 2017 due primarily to an increase in net other expense for other banking services, which was partially offset by decreases in net other expense for retail banking and international banking. Net other expense for other banking services increased primarily due to a decrease in gains on disposal of equity and debt securities and an increase in retirement allowances paid to early retirees. Net other expense for retail banking and international banking decreased primarily due to an increase in net foreign currency transaction gain, which was primarily driven by an increase in net valuation gain on foreign-currency denominated assets and liabilities resulting from currency fluctuations during 2017.

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

Net interest income (expense). Net interest income increased by 8.5% from ~~W~~4,246 billion in 2015 to ~~W~~4,605 billion in 2016 primarily due to increases in net interest income for retail banking, corporate banking and international banking, which more than offset a decrease in net interest income from other banking services. More specifically:

•	Net interest income for retail banking increased by 8.8% from ~~W~~2,624 billion in 2015 to ~~W~~2,854 billion in 2016 primarily due to an increase in the average volume of retail loans which was partially offset by a narrowing of the Bank’s net interest margin. The average volume of retail loans increased largely due to an increase in home rental long-term deposit loans and mortgage loans for new home purchases and increased lending to customers with high credit profiles. The narrowing of net interest margin was largely due to the decrease in the market interest rates reflecting the decrease in the base interest rate set by the Bank of Korea in 2016, which was reduced from 1.75% in March 2015 to 1.50% in June 2015 and further to 1.25% in June 2016. The changes in the base interest rate generally have a greater impact on the average interest rate on loans relative to that on deposits due to the difference in relative maturity profiles.

•	Net interest income for corporate banking increased by 11.0% from ~~W~~1,001 billion in 2015 to ~~W~~1,111 billion in 2016 primarily due to an increase in the average balance of corporate loans, which was partially offset by the narrowing of the net interest margin. The increase in the average balance of corporate loans was largely due to the general decrease in market interest rates and increased loan demand from SOHOs and small- and medium-sized enterprises, particularly those in the manufacturing industry. The narrowing of the net interest margin was largely due to the decrease in the market interest rates reflecting the decrease in the base interest rates set by the Bank of Korea in 2016, as described above.

•	Net interest income for international banking increased by 10.6% from ~~W~~331 billion in 2015 to ~~W~~366 billion in 2016 primarily due to an increase in the average balance of loans extended by the Shinhan Bank’s overseas subsidiaries, especially its subsidiaries in Vietnam and Indonesia.

•	Net interest income for other banking services decreased by 5.5% from ~~W~~290 billion in 2015 to ~~W~~274 billion in 2016 primarily due to the decrease in the general level of interest rates.

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

	Year Ended December 31,						% Change
	2015		2016		2017		2015/2016	2016/2017
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,351	~~W~~	1,485	~~W~~	1,501	9.9%	1.1%
Net fees and commission income (expense)		433		409		359	(5.5)	(12.2)
Net other income (expense)		(816)		(853)		(556)	4.5	(34.8)

Operating income (expense)	~~W~~	968	~~W~~	1,041	~~W~~	1,304	7.5%	25.3%

Comparison of 2017 to 2016

Operating income for the credit card business increased by 25.3% from ~~W~~1,041 billion in 2016 to ~~W~~1,304 billion in 2017.

Net interest income increased by 1.1% primarily due to a decrease in interest expense resulting from a decrease in the average borrowing rate, which was partially offset by the decrease in the average balance of cash advances and an increase in the usage of interest-free installment payment programs (under which no interest is charged on credit card purchases for a limited duration, typically up to three months).

Net fees and commission income decreased by 12.2% primarily as a result of an increase in fees and commission expense due to an increase in membership service fees and card member recruitment fees as part of Shinhan Card’s enhanced marketing efforts, which was partially offset by an increase in fees and commission income due to an increase in debit card merchant fees and annual fees.

Net other expense decreased by 34.8% primarily as a result of an increase in reversal of allowances for credit card loan losses and an increase in gains from net foreign currency transactions, which was partially offset by an increase in general administrative expenses such as payroll expenses, bonuses and retirement allowances paid to early retirees.

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

	Year Ended December 31,						% Change
	2015		2016		2017		2015/2016	2016/2017
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	444	~~W~~	391	~~W~~	433	(11.9)%	10.7%
Net fees and commission income (expense)		267		249		298	(6.7)	19.7
Net other income (expense)		(449)		(497)		(478)	10.7	(3.8)

Operating income (expense)	~~W~~	262	~~W~~	143	~~W~~	253	(45.4)%	76.9%

Comparison of 2017 to 2016

Operating income for securities brokerage services increased by 76.9% from ~~W~~143 billion in 2016 to ~~W~~253 billion in 2017.

Net interest income increased by 10.7% due primarily to an increase in the volume of loans due to Shinhan Investment’s new qualification as a comprehensive financial investment business entity, allowing Shinhan Investment to make loans directly to corporate customers.

Net fees and commission income increased by 19.7% due primarily to an increase in brokerage fees income resulting from an increase in sales of foreign bonds and collective investment funds as well as increased daily average stock trading volume as a result of favorable stock market performance in 2017.

Net other expense decreased by 3.8% due primarily to an increase in net gain on transactions and valuation of derivatives, which was partially offset by an increase in net loss on financial instruments designated at fair value through profit or loss.

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

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2015		2016		2017		2015/2016	2016/2017
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	676	~~W~~	704	~~W~~	728	4.1%	3.4%
Net fees and commission income (expense)		32		19		53	(40.6)	178.9
Net other income (expense)		(576)		(563)		(621)	(2.3)	10.3

Operating income (expense)	~~W~~	132	~~W~~	160	~~W~~	160	21.2%	—%

Comparison of 2017 to 2016

Operating income for life insurance services remained stable from ~~W~~160 billion in 2016 to ~~W~~160 billion in 2017.

Net interest income increased by 3.4% due primarily to an increase in interest income from investments of held to maturity overseas finance debentures as the average volume of such assets increased during the year.

Net fees and commission income increased by 178.9% due primarily to an increase in fee income earned from our management of separate accounts resulting from an increase in the volume of separate accounts.

Net other expense increased by 10.3% from ~~W~~563 billion in 2016 to ~~W~~621 billion in 2017 primarily due to an increase in insurance contract cancellations, which was partially offset by a decrease in provisions for insurances reserves resulting from such increase in insurance contract cancellations.

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

	Year Ended December 31,						% Change
	2015		2016		2017		2015/2016	2016/2017
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	(32)	~~W~~	13	~~W~~	69	N/M %	430.8%
Net fees and commission income (expense)		195		169		181	(13.3)	7.1
Net other income (expense)		(196)		(257)		(218)	31.1	(15.2)

Operating income (expense)	~~W~~	(33)	~~W~~	(75)	~~W~~	32	127.3%	N/M %

N/M = not meaningful

Comparison of 2017 to 2016

We recorded operating income for others of ~~W~~32 billion in 2017 compared to operating expense of ~~W~~75 billion in 2016.

Net interest income increased by 430.8% from ~~W~~69 billion in 2017 to ~~W~~13 billion in 2016 primarily due to an increase in interest income received from trading government and public bonds and corporate bonds of consolidated structured entities as the average volume of such assets increased during the year, and, to a lesser extent, an increase in interest income from Shinhan Savings Bank due to an increase in its average balance of total loans.

Net fees and commission income increased by 7.1% primarily due to an increase in asset management fees from Shinhan BNP Paribas Asset Management as a result of an increase in the average volume of assets under management.

Net other expense decreased by 15.2% from ~~W~~257 billion in 2016 to ~~W~~218 billion in 2017, primarily due to a decrease in recognition of provisions for loan losses from Shinhan Capital resulting from a decrease in the volume of loans provided for the financing of shipment projects, which was partially offset by an increase in recognition of provision for loan losses of Shinhan Savings Bank.

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

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2015		2016		2017		2015/2016	2016/2017
	(In billions of Won, except percentages)
Cash and due from banks	~~W~~	22,024	~~W~~	19,181	~~W~~	22,669	(12.9)%	18.2%
Trading assets		22,638		26,696		28,464	17.9	6.6
Financial assets designated at fair value through profit or loss		3,244		3,416		3,579	5.3	4.8
Derivative assets		1,995		3,003		3,400	50.5	13.2
Loans		246,441		259,011		275,566	5.1	6.4
Available-for-sale financial assets		33,966		37,663		42,117	10.9	11.8
Held-to-maturity financial assets		16,192		19,805		24,991	22.3	26.2
Property and equipment		3,055		3,146		3,022	3.0	(3.9)
Intangible assets		4,266		4,227		4,272	(0.9)	1.1
Investments in associates		393		354		631	(9.9)	78.2
Current tax receivables		10		13		25	30.0	92.3
Deferred tax assets		164		641		592	290.9	(7.6)
Investment property		209		353		418	68.9	18.4
Assets held for sale		4		4		8	—	100.0
Other assets		15,947		18,167		16,552	13.9	(8.9)

Total assets	~~W~~	370,548	~~W~~	395,680	~~W~~	426,306	6.8%	7.7%

2017 Compared to 2016

Our assets increased by 7.7% from ~~W~~395,680 billion as of December 31, 2016 to ~~W~~426,306 billion as of December 31, 2017, principally due to increases in loans and, to a lesser extent, held-to-maturity financial assets, available-for-sale financial assets and cash and due from banks, which was partially offset by a decrease in other assets.

Our loans increased by 6.4% from ~~W~~259,011 billion as of December 31, 2016 to ~~W~~275,566 billion as of December 31, 2017, principally as a result of increases in general purpose loans to individuals and households, mortgage loans and home equity loans, as well as loans to SOHO and small- and medium-sized enterprise borrowers as discussed above.

Our held-to-maturity financial assets increased by 26.2% from ~~W~~19,805 billion as of December 31, 2016 to ~~W~~24,991 billion as of December 31, 2017, principally due to our continued efforts to find stable sources of interest income outside of our core lending activities and the increased necessity of held-to-maturity financial assets for duration matching purposes under our asset and liability management system.

Our available-for-sale financial assets increased by 11.8% from ~~W~~37,663 billion as of December 31, 2016 to ~~W~~42,117 billion as of December 31, 2017, largely reflecting our strategy to acquire additional highly liquid assets in light of the increased minimum liquidity coverage ratio requirements applicable to banks since January 2015.

Our cash and due from banks increased by 18.2% from ~~W~~19,181 billion as of December 31, 2016 to ~~W~~22,669 billion as of December 31, 2017, principally due to an increase in additional required reserve deposits with the Bank of Korea resulting from an increase in short term deposits such as demand deposits.

Our other assets decreased by 8.9% from ~~W~~18,167 billion as of December 31, 2016 to ~~W~~ 16,552 billion as of December 31, 2017, primarily due to a decrease in the balance of domestic exchange settlement accounts which fluctuate on a daily basis.

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

Our available-for-sale financial assets increased by 10.9% from ~~W~~33,966 billion as of December 31, 2015 to ~~W~~37,663 billion as of December 31, 2016, largely reflecting our strategy to acquire additional highly liquid assets in light of the implementation of the minimum liquidity coverage ratio requirements applicable to banks in January 2015.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2015		2016		2017		2015/2016	2016/2017
	(In billions of Won, except percentages)
Deposits	~~W~~	217,676	~~W~~	235,138	~~W~~	249,419	8.0%	6.1%
Trading liabilities		2,135		1,977		1,848	(7.4)	(6.5)
Financial liabilities designated at fair value through profit or loss		8,916		9,234		8,298	3.6	(10.1)
Derivative liabilities		2,599		3,528		3,488	35.7	(1.1)
Borrowings		21,734		25,294		27,587	16.4	9.1
Debt securities issued		41,221		44,327		51,341	7.5	15.8
Liability for defined benefit obligations		226		131		7	(42.0)	(94.7)
Provisions		699		729		429	4.3	(41.2)
Current tax liabilities		142		273		349	92.3	27.8
Deferred tax liabilities		16		11		10	(31.3)	(9.1)
Liabilities under insurance contracts		20,058		22,377		24,515	11.6	9.6
Other liabilities		23,313		20,916		25,312	(10.3)	21.0

Total liabilities		338,735		363,935		392,603	7.4	7.9

Total equity attributable to equity holder of the Group		30,840		31,110		32,819	0.9	5.5
Non-controlling interest		973		635		884	(34.7)	39.2

Total equity		31,813		31,745		33,703	(0.2)	6.2

Total liabilities and equity	~~W~~	370,548	~~W~~	395,680	~~W~~	426,306	6.8%	7.7%

2017 Compared to 2016

Our total liabilities increased by 7.9% from ~~W~~363,935 billion as of December 31, 2016 to ~~W~~392,603 billion as of December 31, 2017 primarily due to an increase in deposits (which principally consist of customer deposits) and, to a lesser extent, an increase in debt securities issued and borrowings.

Our deposits increased by 6.1% from ~~W~~235,138 billion as of December 31, 2016 to ~~W~~249,149 billion as of December 31, 2017, primarily due to an increase in customer deposits largely resulting from an increase in liquidity core deposits of Shinhan Bank.

Our debt securities issued increased by 15.8% from ~~W~~44,327 billion as of December 31, 2016 to ~~W~~51,341 billion as of December 31, 2017, primarily due to Shinhan Bank’s increased minimum liquidity coverage ratio requirements since January 2015 and an increase in loan assets, as well as an increase in debentures issued by Shinhan Investment and Shinhan Card for general corporate purposes.

Our borrowings increased by 9.1% from ~~W~~25,294 billion as of December 31, 2016 to ~~W~~27,587 billion as of December 31, 2017, primarily due to an increase in borrowings from policy institutions such as Korea Finance Corporation and The Export-Import Bank of Korea resulting from an increase in the demand for loans with government funds and an increase in short-term borrowings such as repurchase transactions and borrowings from the Bank of Korea as part of our liquidity management policy.

Total equity increased by 6.2% from ~~W~~31,745 billion as of December 31, 2016 to ~~W~~33,703 billion as of December 31, 2017, largely due to a net income of ~~W~~2,918 billion, which more than offset a dividend payout of ~~W~~688 billion in 2017 and a decrease in accumulated other comprehensive loss of ~~W~~429 billion in 2017.

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

The following table sets forth our capital resources as of December 31, 2017.

	As of December 31, 2017
	(In billions of Won)
Deposits	~~W~~	249,419
Long-term debt		53,140
Call money		857
Borrowings from the Bank of Korea		2,913
Other short-term borrowings		14,375
Asset securitizations		9,056
Stockholders’ equity(1)		12,564

Total	~~W~~	342,324

Note:

(1)	Includes capital stock, share premium, and hybrid bonds issued. Previously, stockholders’ equity included only capital stock and did not include share premium and hybrid bonds. Accordingly, the ratio of customer deposits and secondary funding sources to total funding as of December 31, 2015 provided below have also been revised.

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 73.7% of our total funding as of December 31, 2015, 73.7% of our total funding as of December 31, 2016 and 72.9% of our total funding as of December 31, 2017. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. Even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

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

As of December 31, 2015, 2016 and 2017, ~~W~~6,480 billion, ~~W~~5,656 billion and ~~W~~5,639 billion, or 3.0%, 2.5% and 2.3%, respectively, of Shinhan Bank’s total deposits were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, Shinhan Bank may also issue long-term debt securities denominated in foreign currencies in overseas markets and has a global medium term notes program under which foreign currency-denominated notes may be issued with an aggregate program limit of US$6 billion. As of December 31, 2015, 2016 and 2017, our long-term debt amounted to ~~W~~43,834 billion, ~~W~~48,084 billion and ~~W~~53,140 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to ~~W~~13,960 billion, ~~W~~1,090 billion, ~~W~~600 billion and ~~W~~274 billion, or 87.7%, 6.8%, 3.8% and 1.7%, respectively, of the funding for our credit card activities, as of December 31, 2017. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ~~W~~14,179 billion, ~~W~~14,945 billion and ~~W~~18,145 billion, as of December 31, 2015, 2016 and 2017, respectively, each representing 4.8%, 4.7% and 5.3%, respectively, of our total funding as of such dates.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2017.

	As of December 31, 2017 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Deposits	~~W~~	130,916	~~W~~	21,725	~~W~~	31,483	~~W~~	52,440	~~W~~	16,138	~~W~~	1,941	~~W~~	254,643
Borrowings		15,286		2,544		1,656		2,824		3,659		1,844		27,813
Debt securities issued		2,261		3,717		3,652		10,565		30,391		4,224		54,810

Total	~~W~~	148,463	~~W~~	27,986	~~W~~	36,791	~~W~~	65,829	~~W~~	50,188	~~W~~	8,009	~~W~~	337,266

Note:

(1)	Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings and debt securities issued, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2017 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

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

The following table sets forth our commitments and guarantees as of December 31, 2017. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2017 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Commitments to extend credit(1)	~~W~~	68,330	~~W~~	4,337	~~W~~	706	~~W~~	73,373
Commercial letters of credit(2)		2,680		64		—		2,744
Financial guarantees(3)		874		405		13		1,292
Performance guarantees(4)		4,021		2,345		192		6,558
Liquidity facilities to SPEs(5)		1,547		731		205		2,483
Acceptances(6)		274		3		—		277
Endorsed bills(7)		7,896		—		—		7,896
Other		2,330		83		611		3,024

Total	~~W~~	87,952	~~W~~	7,968	~~W~~	1,727	~~W~~	97,647

Notes:

(1)	Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments. Commitments to extend credit, including credit lines, are in general subject to provisions that allow us to withdraw such commitments in the event there are material adverse changes affecting an obligor.
(2)	Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on us up to a stipulated amount under specific terms and conditions. These are generally short-term and collateralized by the underlying shipments of goods to which they relate.
(3)	Financial guarantees are contracts that require us to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee liabilities are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee. The financial guarantee liability is subsequently carried at the higher of this amortized amount and the present value of any expected payment when a payment under the guarantee has become probable. Financial guarantees are included within other liabilities.
(4)	Performance guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contractual terms. They are also issued to support a customer’s obligation to supply products, commodities, maintenance or other services to third parties.
(5)	Liquidity facilities to SPEs represent irrevocable commitments to provide contingent credit lines including commercial paper purchase agreements to special purpose entities for which we serve as the administrator.

(6)	Acceptances represent guarantees by us to pay a bill of exchange drawn on a customer. We expect most acceptances to be presented, but reimbursement by the customer is normally immediate.
(7)	Endorsed bills represent notes transferred to third parties by us. We are obligated to fulfill the duty of payment if the person primarily liable does not honor the bill on the due date.

See also Note 44 of the notes to our consolidated financial statements included in this annual report.

Capital Adequacy

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2015, 2016 and 2017 based on Basel III.

	As of December 31,
	2015		2016		2017
	(In millions of Won, except percentages)
Tier I Capital:
Tier I CE Capital	~~W~~	21,882,816	~~W~~	25,325,054	~~W~~	26,756,509
Paid-in capital		2,589,553		2,645,053		2,645,053
Capital reserve		8,442,542		9,494,769		9,494,769
Retained earnings		15,524,284		18,640,038		20,790,599
Non-controlling interest in consolidated subsidiaries		78,385		85,524		83,996
Others		(4,751,948)		(5,540,330)		(6,257,908)
Additional Tier I Capital		1,311,375		885,366		916,383

Total Tier I Capital	~~W~~	23,194,191	~~W~~	26,210,420	~~W~~	27,672,892

Tier II Capital:
Allowances for credit losses		1,662,751		463,018		372,621
Subordinated debt		245,000		210,000		175,000
Others		2,114,506		2,903,077		2,492,951

Total Tier II capital	~~W~~	4,022,257	~~W~~	3,576,095	~~W~~	3,040,572

Total Capital	~~W~~	27,216,448	~~W~~	29,786,515	~~W~~	30,713,464

Risk-weighted assets
Credit risk	~~W~~	181,242,693	~~W~~	175,175,755	~~W~~	182,783,263
Market risk		7,574,953		8,656,295		9,404,775
Operational risk		14,456,896		14,810,593		15,580,598

Total risk-weighted assets	~~W~~	203,274,542	~~W~~	198,642,643	~~W~~	207,768,636

Capital adequacy ratio		13.39%		15.00%		14.78%
Tier I capital adequacy ratio		11.41%		13.19%		13.32%
Common equity capital adequacy ratio		10.77%		12.75%		12.88%

ITEM 5.C.	Research and Development, Patents and Licenses, etc.

Not applicable.

ITEM 5.D.	Trend Information

These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E.	Off-Balance Sheet Arrangements

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

ITEM 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations, Commitments and Guarantees.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive director is as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Cho Yong-byoung	60	Chairman and Chief Executive Officer	March 23, 2017	March 2020

Note:

(1)	The date on which the term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Name	Age	Position	Director Since	Date Term Ends(1)
Wi Sung-ho	59	Non-Executive Director	March 23, 2017	March 2019
Park Ansoon	73	Outside Director	March 23, 2017	March 2019
Park Cheul	72	Outside Director	March 25, 2015	March 2019
Lee Manwoo	63	Outside Director	March 26, 2014	March 2019
Lee Steven Sung-ryang	62	Outside Director	March 24, 2016	March 2019
Joo Jaeseong	62	Outside Director	March 23, 2017	March 2019
Kim Hwa-nam	72	Outside Director	March 22, 2018	March 2020
Park Byoung-dae	60	Outside Director	March 22, 2018	March 2020
Choi Kyong-rok	51	Outside Director	March 22, 2018	March 2020
Yuki Hirakawa	57	Outside Director	March 25, 2015	March 2019
Philippe Avril	58	Outside Director	March 25, 2015	March 2019

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Wi Sung-ho has been our non-executive director since March 23, 2017. Mr. Wi is currently the chief executive officer of Shinhan Bank and previously served as the chief executive officer of Shinhan Card from 2013 to 2017, the deputy president and head of WM Group for Shinhan Bank and Shinhan Investment from 2011 to 2013 and the deputy president of Shinhan Financial Group from 2008 to 2011. Mr. Wi received a bachelor’s degree in economics from Korea University.

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

Park Cheul has been our outside director since March 25, 2015. Mr. Park is currently the chairman of our board of directors. Mr. Park served as the chairman and chief executive officer of Leading Investment & Securities Co., Ltd. from 2006 to 2013, an outside director of the Korea Development Bank from 2003 to 2006, a committee member of the National Economy Advisory Council in 2004 and the senior deputy governor of the Bank of Korea from 2000 to 2003. Mr. Park received a master’s degree in economics from New York University.

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

Kim Hwa-nam has been our outside director since March 22, 2018. Mr. Kim currently serves as the chief executive officer of Gimhae Corporation Co., Ltd. Mr. Kim previously served as the chairman of the World Federation of Korea Association of Commerce in Japan from 2013 to 2016. He also served as an outside director at Shinhan Life Insurance from 2006 to 2010 and Shinhan Investment Corp. from 1999 to 2002. Mr. Kim received a bachelor’s degree in economics from Rikkyo University.

Park Byoung-dae has been our outside director since March 22, 2018. Mr. Park currently serves as a chair professor at Sungkyunkwan University Law School. Mr. Park previously served as the Minister of the National Court Administration from 2014 to 2016 and Justice of the Supreme Court of Korea from 2011 to 2017. Mr. Park received a bachelor’s degree in law from Seoul National University and a master’s degree in law from Cornell Law School.

Choi Kyong-rok has been our outside director since March 22, 2018. Mr. Choi currently serves as the chief executive officer of CYS Corporation. Mr. Choi served as an outside director of Shinhan Life Insurance from 2010 to 2015. Mr. Choi received a master’s degree in computational science from Keio University.

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

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position	In Charge of
Lee Dong-hwan	58	Deputy President	Group & Global Investment Banking Business Department
Woo Young-woong	58	Deputy President and Chief Strategic Officer	Strategic Planning Team Investor Relations Team Future Strategy Research Institute Digital Strategy Team One Shinhan Strategy Team Platform Marketing Team
Jin Okdong	57	Deputy President	Brand Strategy Team Management Support Team Human Resource Team Shinhan Culture & Leadership Center Corporate Social Responsibility Team
Kim Byeong-cheol	56	Deputy President	Global Markets & Securities Planning Office
Heo Young-taeg	56	Deputy President	Global Business Planning Office
Lee Chang-goo	57	Deputy President	Wealth Management Planning Office
Jang Dong-ki	54	Executive Vice President and Chief Financial Officer	Finance Management Team Accounting Team Global Business & Capital Market Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Lee Dong-hwan has been our deputy president since July 6, 2017. Mr. Lee previously served as the chief executive officer of Shinhan Data System and deputy president and head of the corporate investment banking group of Shinhan Bank. Mr. Lee received a master’s degree in business administration from Duke University.

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

Kim Byeong-cheol has been our deputy president since January 24, 2018. Mr. Kim previously served as deputy president and head of the sales and trading group of Shinhan Investment Corp. Mr. Kim received a master’s degree in economics from Seoul National University.

Heo Young-taeg has been our deputy president since July 6, 2017. Mr. Heo previously served as executive vice president and head of the global business group of Shinhan Bank and president and chief executive officer of Shinhan Bank Vietnam. Mr. Heo received a bachelor’s degree in business administration from Korea University.

Lee Chang-goo has been our deputy president and head of the wealth management group of Shinhan Bank since January 1, 2016. Mr. Lee previously served as head of the wealth management division of Shinhan Bank and general manager of the Seongsu-dong branch of Shinhan Bank. Mr. Lee received a bachelor’s degree in accounting from Hanyang University.

Jang Dong-ki has been our executive vice president and Chief Financial Officer since January 1, 2018. Mr. Jang previously served as managing director and head of our finance management team and managing director and head of the capital market and trading division of Shinhan Bank. Mr. Jang received a bachelor’s degree in economics from Seoul National University.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B.	Compensation

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2017 was ~~W~~2.8 billion, consisting of ~~W~~2.4 billion in salaries and wages and ~~W~~0.4 billion in bonus payments.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us. We do not pay any severance payment to our chairman or directors upon their retirement, but we pay fixed sums of severance payment to other members of senior management pursuant to internal guidelines on severance payments to members of senior management. In 2017, we accrued ~~W~~0.1 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2017, stock options for 9,466 of our shares remain unexercisable. We did not record any accrued expense for stock options in 2017.

During the period from March 20, 2007 to December 31, 2013, we granted “performance units” to certain high-ranking officers of select group companies. These performance units are performance-based cash compensation, the per-unit value of which is initially determined at the time of grant subject to adjustment after a fixed number of years based on the operating and financial performance of the relevant group company over the same or another fixed term, at the end of which a cash amount equal to the adjusted number of the performance units is paid out. For performance units granted prior to April 1, 2010, the performance review period was three years, and the payout was made at the end of the three-year term. For performance units granted on or after April 1, 2010 until December 31, 2013, the applicable performance review period is generally four years (and to a limited extent, five years), and the payment is made at the end of such four- or five-year term. We ceased granting performance units since January 1, 2014.

Since April 1, 2010, we have also granted “performance shares” to certain high-ranking officers of select group companies. The performance shares are conceptually similar to the performance units granted since April 1, 2010, in that the number of performance shares is based on the operating and financial performance of the relevant group company, except that the number of performance shares granted is adjusted on the basis of movements in the market price of our shares. The aggregate amount of performance shares granted to a given grantee is generally equal to the expected incentive compensation payable to such grantee for three years (in the case of performance shares granted prior to January 1, 2014) and one year (in the case of performance shares granted since January 1, 2014) of service starting from the grant date, which initial amount is computed based on the expected performance of the grantee’s company and the expected price movements of our shares over the applicable adjustment period, which is generally four years (and to a limited extent, five years). The performance shares are paid out in cash at the end of the applicable adjustment period (even if employment is terminated prior to such date), and the grantee is contractually and in accordance with our internal regulations required to use the payout solely to purchase our shares in the market at the then-prevailing market price (in the case of performance shares granted prior to January 1, 2014).

Neither performance units nor performance shares have been granted to outside directors. In 2017, we recognized no accrued expenses for performance units and ~~W~~2.1 billion as accrued expenses for performance shares.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in December 2016, we are required to disclose in our Korean annual report the individual annual compensation (including stock options) paid by us to our directors and statutory auditors if the individual annual compensation for such persons is ~~W~~500 million or greater.

In 2017, Cho Yong-byoung, our Chairman and Chief Executive Officer, received ~~W~~620 million, consisting of salary and wages. In addition, in 2017 Mr. Cho was granted 15,196 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during a four-year period beginning with the fiscal year in which such shares were granted.

In 2017, Han Dongwoo, our former Chairman and Chief Executive Officer, received ~~W~~589 million, consisting of ~~W~~183 million in salaries and wages and ~~W~~406 million in bonuses. In addition, in 2015, 2016 and 2017, Mr. Han was granted 18,900, 22,000 and 4,403 performance shares, respectively. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during a four-year period beginning with the fiscal year in which such shares were granted.

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

Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of the chairman and chief executive officer or a director designated by the board.

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

Board Steering Committee

The Board Steering Committee currently consists of five directors, namely Cho Yong-byoung, Park Ansoon, Lee Manwoo, Lee Steven Sun-ryang and Choi Kyong-rok. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee

The Risk Management Committee currently consists of four directors, namely Joo Jaeseong, Park Cheul, Choi Kyong-rok and Philippe Avril. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of four outside directors, namely Lee Manwoo, Park Byoung-dae, Lee Steven Sung-ryang and Joo Jaeseong. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Remuneration Committee

The Remuneration Committee currently consists of three directors, namely Park Byoung-dae, Park Cheul and Joo Jaseong. At least one-half of the members of this committee must be outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

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

Corporate Governance and Chief Executive Officer Recommendation Committee

The Corporate Governance and Chief Executive Officer (CEO) Recommendation Committee was established in March 2012 and currently consists of six directors, namely Cho Yong-byoung, Park Byoung-dae, Kim Hwa-nam, Park Cheul, Yuki Hirakawa and Philippe Avril. This committee is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior, size of the board of directors and other matters necessary for improving our overall corporate governance structure), as well as recommendation of the nominees for the president and/or chief executive officer of our group and development, operation and review of our management succession plan, including setting the qualifications for the CEO, evaluating CEO candidate pool and recommending CEO candidates. The chairperson of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Corporate Social Responsibility Committee

The Corporate Social Reasonability Committee was established in March 2015 and currently consists of five directors, namely Cho Yong-byoung, Lee Steven Sung-ryang, Park Ansoon, Lee Manwoo and Yuki Hirakawa. This committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen.

ITEM 6.D.	Employees

At the holding company level, we had 145, 147 and 143 regular employees as of December 31, 2015, 2016 and 2017, respectively, almost all of whom are employed within Korea. Our subsidiaries had 21,715, 21,542 and 21,262 regular employees as of December 31, 2015, 2016 and 2017, respectively, almost all of whom are employed within Korea. In addition, we had seven, five and six non-regular employees at the holding company level as of December 31, 2015, 2016 and 2017, respectively, and 1,833, 1,693 and 1,540 non-regular employees at the subsidiary level as of December 31, 2015, 2016 and 2017, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 0.3% were managerial or executive employees.

9,980 employees of Shinhan Bank and 328 employees of Jeju Bank were members of the Korean Financial Industry Union as of December 31, 2017. 2,360 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2017. 1,491 employees of Shinhan Investment and 1,295 employees of Shinhan Life Insurance were members of the Korea Finance & Service Workers’ Union as of December 31, 2017.

Under Korean law, we may not terminate full time employees except under limited circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2015, 2016 and 2017, we recognized liabilities for defined benefit obligations of ~~W~~226 billion, ~~W~~131 billion and ~~W~~7 billion, respectively. See Note 26 of the notes to our consolidated financial statements included in this annual report.

ITEM 6.E.	Share Ownership

As of April 3, 2018, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 1,128,123 shares of our common stock, representing approximately 0.24% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2017, the employee stock ownership association owned 22,324,027 shares of our common stock.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2017, stock options for 9,466 of our shares remain unexercisable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2017.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service	45,285,762	9.55%
BlackRock Fund Advisors(1)	24,320,723	5.13
Shinhan Financial Group Employee Stock Ownership Association	22,324,027	4.71
BNP Paribas SA	16,826,276	3.55
Citibank, N.A. (ADR Department)	14,503,452	3.06
The Government of Singapore	10,737,500	2.26
Norges Bank	6,348,963	1.34
Vanguard Total International Stock Index.	5,225,294	1.10
Samsung Asset Management	5,214,188	1.10
First State Investments ICVC-STEWART INV	4,933,492	1.04
Stichting Depositary APG Emerging Market	4,829,230	1.02
Others	313,650,680	66.14%

Total	474,199,587	100.00%

Note:

(1)	According to filing of share ownership dated October 20, 2016 available through the Financial Supervisory Service’s Data Analysis, Retrieval and Transfer System (DART).

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

As of December 31, 2017, the latest date on which we closed our shareholders’ registry, 599 shareholders of record were notated as U.S. persons, holding in the aggregate 25.66% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing one share of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

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

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2017, BNP Paribas held 16,826,276 shares, or 3.55%, of our total common stock.

As of December 31, 2015, 2016 and 2017, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~3.4 billion, ~~W~~1.9 billion and ~~W~~3.2 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

We and our subsidiaries are involved in various legal actions and regulatory proceedings arising from the normal course of business. As of December 31, 2017, we and our subsidiaries were defendants in pending lawsuits (including any government proceedings) in the aggregate claim amount of ~~W~~124 billion, for which we recorded a provision of ~~W~~33 billion.

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

The Financial Supervisory Service also conducted a special audit of Shinhan Card, together with BC Card and KB Kookmin Card, from June to July 2013, in relation to alleged imperfect sales of insurance products, and in March 2014, issued an institutional warning against each of the three credit card companies based on a finding that card customers were provided inadequate or misleading disclosures regarding the risks relating to such products at the time of sale. The Financial Supervisory Service also imposed disciplinary actions against three Shinhan Card employees and assessed a fine of ~~W~~10 million against Shinhan Card as well as similar sanctions against BC Card and KB Kookmin Card. In addition, the Financial Supervisory Service conducted a comprehensive audit of Shinhan Card, together with Samsung Card and Hyundai Card, in September 2014, and in November 2015, issued an institutional warning against each of the three credit card companies based on a finding that they had illegally provided personal credit information of potential new cardholders to their credit card sales agents. The Financial Supervisory Service also imposed disciplinary actions against six Shinhan Card employees and assessed a fine of ~~W~~6 million against Shinhan Card as well as similar sanctions against Samsung Card and Hyundai Card. In December 2014, the Financial Supervisory Service also issued institutional cautions against Shinhan Life Insurance for selling insurance products without adequate disclosure and for incomplete payments of agency fees, together with a fine of ~~W~~338 million in relation to the former case.

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

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low	(Shares)	High	Low	(ADSs)
2013	48,650	35,950	969,961	45.70	30.82	66,410
2014	53,400	42,000	852,730	52.44	39.44	51,257
2015	46,650	39,000	968,985	42.83	32.13	84,145
First Quarter	46,650	40,850	1,090,768	42.83	36.54	67,724
Second Quarter	46,000	39,300	1,027,097	42.67	35.85	95,693
Third Quarter	43,000	39,000	1,006,900	37.11	32.13	84,088
Fourth Quarter	44,300	39,550	757,897	39.52	33.59	88,486
2016	47,700	36,100	839,260	40.88	29.66	84,952
First Quarter	41,900	36,100	881,559	36.14	29.66	103,917
Second Quarter	42,900	37,050	841,259	38.23	30.66	113,600
Third Quarter	41,500	37,300	643,205	37.70	31.82	54,817
Fourth Quarter	47,700	39,950	989,985	40.88	35.87	68,101
2017	55,400	44,800	998,487	48.76	36.81	85,658
First Quarter	49,750	44,800	1,102,971	43.68	36.81	78,489
Second Quarter	50,800	45,600	941,348	45.35	40.20	85,487
Third Quarter	55,400	48,000	912,026	48.76	42.50	82,087
Fourth Quarter	51,700	47,100	1,042,064	46.80	43.12	76,535
October	51,700	49,400	863,109	45.98	43.60	72,095
November	51,000	47,650	1,159,869	45.64	43.12	91,205
December	50,900	47,100	1,056,358	46.80	43.60	66,015
2018 (through April 16)	53,400	43,950	1,023,871	50.35	40.55	96,824
January	53,400	49,400	947,937	50.35	46.80	102,657
February	52,800	46,950	906,978	48.90	42.79	84,157
March	46,450	44,550	1,094,783	43.14	40.55	97,967
April (through April 16)	45,650	43,950	984,286	42.79	41.92	90,082

Source: Korea Exchange; New York Stock Exchange.

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

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

As of December 31, 2017, the aggregate market value of equity securities listed on the KOSPI was approximately ~~W~~1,606 trillion. The average daily trading volume of equity securities for 2017 was approximately 340 million shares with an average transaction value of ~~W~~5,326 billion.

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

	Opening(1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1,383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017	2,026.16	2,557.97	2,026.16	2,467.49
2018 (through April 16)	2,479.65	2,598.19	2,363.77	2,457.49

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

		Total Market Capitalization			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)		(Thousands of Dollars)(1)	Thousands of Share	(Millions of Won)		(Thousands of Dollars)(1)
2000	704	~~W~~	188,041,490	$148,414,751	306,163	~~W~~	2,602,211	$2,053,837
2001	689		255,850,070	194,784,979	473,241		1,997,420	1,520,685
2002	683		258,680,756	218,056,778	857,245		3,041,598	2,563,937
2003	684		355,362,626	298,123,008	542,010		2,216,636	1,859,594
2004	683		412,588,139	398,597,371	372,895		2,232,109	2,156,419
2005	702		655,074,595	648,588,708	467,629		3,157,662	3,126,398
2006	731		704,587,508	757,620,976	279,096		3,435,180	3,693,742
2007	746		951,917,907	1,017,223,666	363,846		5,540,151	5,920,229
2008	765		576,927,703	457,153,489	355,440		5,190,180	4,112,663
2009	770		887,935,183	763,060,356	485,657		5,795,552	4,980,495
2010	777		1,141,885,458	1,009,981,831	380,859		5,619,768	4,970,607
2011	791		1,041,999,162	899,438,206	353,760		6,863,146	5,924,166
2012	784		1,154,294,167	1,085,638,395	486,480		4,823,643	4,536,739
2013	777		1,185,973,724	1,123,826,139	328,325		3,993,422	3,784,158
2014	773		1,192,252,867	1,092,907,569	278,082		3,983,580	3,651,646
2015	770		1,242,832,089	1,062,885,563	455,256		5,351,734	4,576,870
2016	779		1,308,440,374	1,087,015,348	376,773		4,523,044	3,757,617
2017	774		1,605,820,912	1,504,422,814	340,457		5,325,760	4,989,470
2018 (through April 16)	777		1,638,625,626	1,530,639,042	393,456		7,031,950	6,568,540

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

General

As of December 31, 2017 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. As of December 31, 2017 and as of the date hereof, the number of our issued and outstanding common shares was 474,199,587.

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

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2017, the employee stock ownership association owned 22,324,027 shares, or 4.71%, of our common stock.

General Meeting of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of our Audit Committee. In addition, under the Korean Commercial Code, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least six months of an aggregate of 1.5% or more of the outstanding shares with voting rights of the listed company, subject to a board resolution or court approval. Furthermore, under the Act on the Corporate Governance of Financial Companies of Korea and its sub-regulations, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least six months of an aggregate of 1.5% (0.75% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is ~~W~~5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of ~~W~~2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Korean Commercial Code, the meeting agenda may be proposed by the shareholders holding shares for at least six months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest operating year is ~~W~~100 billion or more) or more of the outstanding shares of the listed company. Furthermore, under the Act on the Corporate Governance of Financial Companies and its sub-regulations, the meeting agenda may be proposed by the shareholders holding shares for at least six months of an aggregate of 0.5% (0.25% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is ~~W~~5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of ~~W~~2 trillion or more) or more of the outstanding shares of the company. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers or by using an electronic method defined under the Korean Commercial Code and related regulations at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily and Maeil Business Newspaper for the publication of such notices. Shareholders who are not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, and they are not entitled to attend or vote at such meeting.

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

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty, all of which are subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the ADS depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances, and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	an insurance company or one of certain financial institutions;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	a trader in securities that has elected to use a mark-to-market method of accounting for your securities holdings;

•	a person holding common shares or ADSs as part of a hedging, conversion, constructive sale or integrated transaction or a straddle;

•	a person liable for the alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement; or

•	a person whose functional currency is not the U.S. Dollar.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you are urged to consult your tax advisor.

You should consult your own tax advisor concerning the particular U.S. federal tax consequences to you of the ownership and disposition of common shares or ADSs, as well as any consequences arising under the laws of any other taxing jurisdiction.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a PFIC for 2017, and we do not expect to be a PFIC in 2018 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets. Because we have valued our goodwill based on the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC

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

If we are a PFIC for any taxable year during which you hold our common shares or ADSs (and you do not make a timely mark-to-market election, as described below), you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from the sale or other disposition

(including a pledge) of our common shares or ADSs. These special tax rules generally will apply even if we cease to be a PFIC in future years. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for our common shares or ADSs will be treated as excess distributions. Under these special tax rules:

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

Depositary Payments for the Fiscal Year 2017

In 2017, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	—
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	63,719.69
Legal expenses	US$	—
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection to the preparation of our Form 20-F for the fiscal year 2016	US$	444,698.31

Total:	US$	508,418.00

Note: The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2017 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal Control-Integrated Framework (2013) suspended the original framework issued by COSO in 1992 on December 15, 2014. We adopted the 2013 Framework on December 15, 2014. Further details of the changes made are set out below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2017. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee currently consists of four outside directors, namely Lee Manwoo, Park Byoung-dae, Lee Steven Sung-ryang and Joo Jaeseong. Our board of directors has determined that Lee Manwoo, the chairman of our Audit Committee is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Lee Manwoo, Park Byoung-dae, Lee Steven Sung-ryang and Joo Jaeseong are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2015, 2016 and 2017, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2015		2016		2017
	(In millions of Won)
Audit fees	~~W~~	6,066	~~W~~	6,447	~~W~~	7,572	Audit service for Shinhan Financial Group and its subsidiaries.
Tax fees		213		288		265	Tax return and consulting advisory service.
All other fees		—		—		—	All other services which do not meet the two categories above.(1)

Total	~~W~~	6,279	~~W~~	6,735	~~W~~	7,837

Note:

(1)	Due diligence service fee.

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

On May 25, 2011, the SEC adopted final rules to implement whistleblower provisions of the Dodd-Frank Act, which are applicable to foreign private issuers with securities registered under the U.S. securities laws. The final rules provide that any eligible whistleblower who voluntarily provides the SEC with original information that leads to the successful enforcement of an action brought by the SEC under U.S. securities laws must receive an award of between 10 and 30 percent of the total monetary sanctions collected if the sanctions exceed US$1,000,000. An eligible whistleblower is defined as someone who provides information about a possible violation of the securities laws that he or she reasonably believes has occurred, is ongoing, or is about to occur. The possible violation does not need to be material, probably or even likely, but the information must have a “facially plausible relationship to some securities law violation”; frivolous submissions would not qualify. The final rules also prohibit retaliation against the whistleblower. While the final rules do not require employees to first report allegations of wrongdoing through a company’s corporate compliance system, they do seek to incentivize whistleblowers to utilize internal corporate compliance first by, among other things, (i) giving employees who first report information internally the benefit of the internal reporting date for purposes of the SEC program so long as the whistleblower submits the same information to the SEC within 120 days of the initial disclosure; (ii) clarifying that the SEC will consider, as part of the criteria for determining the amount of a whistleblower’s award, whether the whistleblower effectively utilized the company’s corporate compliance program or hindered the function of the program; and (iii) crediting a whistleblower who reports internally first and whose company passes the information along to the SEC, which would mean the whistleblower could receive a potentially higher award for information gathered in an internal investigation initiated as a result of the whistleblower’s internal report.

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

Annual Certification of Compliance

Under the NYSE listing rules, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. As a foreign private issuer, we are not subject to this requirement. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with the NYSE corporate governance standards applicable to us. In addition, foreign private issuers, including us, are required to submit to the NYSE an annual written affirmation relating to compliance with Sections 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. An annual written affirmation is required to be submitted to the NYSE within 30 days of filing with the SEC our annual report on Form 20-F. We have been in compliance with this requirement in all material respects and plan to submit such affirmation within the prescribed timeline.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(b) for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report:

See Exhibit Index beginning on page 282 of this annual report.

(b)	Financial Statements filed as part of this Annual Report:

See Index to Financial Statements on page F-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 23, 2017 (in English)†*

2.1	Form of Common Stock Certificate (in English)†**

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt**

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.**

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003***

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003**

4.3	Agreed Terms, dated June 22, 2003, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union**

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English)†****

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English)†****

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English)†*****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†******

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

101	Interactive Data Files (XBRL-Related Documents)

†	A fair and accurate translation from Korean into English.
*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on April 28, 2017.
**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.
***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.
****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.
*****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 29, 2007.
******	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2018

Shinhan Financial Group Co., Ltd.
By:	/s/ Cho Yong-byoung
Name: Cho Yong-byoung
Title: Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Shinhan Financial Group Co., Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

We have served as the Group’s auditor since 2002.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 30, 2018

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2017

(In millions of won)	Note	2016		2017
Assets
Cash and due from banks	4,8,20	~~W~~	19,181,165	22,668,598
Trading assets	4,9,20		26,695,953	28,464,296
Financial assets designated at fair value through profit or loss	4,10,20		3,416,102	3,579,057
Derivative assets	4,11		3,002,859	3,400,178
Loans	4,12,20		259,010,575	275,565,766
Available-for-sale financial assets	4,13,20		37,662,691	42,116,937
Held-to-maturity financial assets	4,13,20		19,805,084	24,990,680
Property and equipment	14,20		3,145,613	3,021,772
Intangible assets	15		4,226,512	4,271,969
Investments in associates	16		353,600	631,294
Current tax receivable			12,587	25,015
Deferred tax assets	42		641,061	592,283
Investment property	17		353,175	418,303
Other assets	4,18,20		18,168,408	16,551,958
Assets held for sale			4,939	7,550

Total assets		~~W~~	395,680,324	426,305,656

Liabilities
Deposits	4,21	~~W~~	235,137,958	249,419,224
Trading liabilities	4,22		1,976,760	1,848,490
Financial liabilities designated at fair value through profit or loss	4,23		9,233,642	8,297,609
Derivative liabilities	4,11		3,528,244	3,487,661
Borrowings	4,24		25,294,241	27,586,610
Debt securities issued	4,25		44,326,785	51,340,821
Liabilities for defined benefit obligations	26		130,879	7,144
Provisions	27		728,888	428,958
Current tax payable			272,728	348,830
Deferred tax liabilities	42		10,638	9,712
Liabilities under insurance contracts	28		22,377,434	24,515,288
Other liabilities	4,29		20,917,147	25,312,773

Total liabilities			363,935,344	392,603,120

Equity	30
Capital stock			2,645,053	2,645,053
Hybrid bonds			498,316	423,921
Capital surplus			9,887,335	9,887,335
Capital adjustments			(458,461)	(398,035)
Accumulated other comprehensive loss			(102,583)	(529,734)
Retained earnings			18,640,038	20,790,599

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			31,109,698	32,819,139
Non-controlling interests			635,282	883,397

Total equity			31,744,980	33,702,536

Total liabilities and equity		~~W~~	395,680,324	426,305,656

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015, 2016 and 2017

(In millions of won)	Notes	2015		2016	2017
Interest income		~~W~~	11,129,704	11,236,302	11,798,654
Interest expense			(4,436,771)	(4,030,936)	(3,955,701)

Net interest income	32		6,692,933	7,205,366	7,842,953

Fees and commission income			3,896,529	3,803,596	4,044,955
Fees and commission expense			(2,275,550)	(2,238,057)	(2,334,001)

Net fees and commission income	33		1,620,979	1,565,539	1,710,954

Insurance income			4,447,828	4,586,098	4,599,808
Insurance expenses			(4,879,989)	(5,004,602)	(5,059,847)

Net insurance loss	28		(432,161)	(418,504)	(460,039)

Dividend income	34		308,277	281,623	257,306
Net trading income (loss)	35		(344,098)	369,510	963,223
Net foreign currency transaction gain			78,236	461,671	364,006
Net gain (loss) on financial instruments designated at fair value through profit or loss	36		459,765	(501,955)	(1,059,826)
Net gain on disposal of available-for-sale financial assets	13		772,474	647,541	499,187
Impairment losses on financial assets	37		(1,264,053)	(1,195,663)	(1,014,899)
General and administrative expenses	38		(4,475,068)	(4,508,575)	(4,811,198)
Other operating expenses, net	40		(444,143)	(797,911)	(462,992)

Operating income			2,973,141	3,108,642	3,828,675

Equity method income	16		20,971	9,995	20,393
Other non-operating income (loss), net	41		146,465	51,835	(52,811)

Profit before income taxes			3,140,577	3,170,472	3,796,257

Income tax expense	42		694,619	345,553	848,133

Profit for the year		~~W~~	2,445,958	2,824,919	2,948,124

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2015, 2016 and 2017

(In millions of won, except earnings per share)	Notes	2015		2016	2017
Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		~~W~~	(6,469)	12,103	(194,172)
Net change in unrealized fair value of available-for-sale financial assets			(265,990)	(433,657)	(323,127)
Equity in other comprehensive income (loss) of associates			11,854	2,691	(22,813)
Net change in unrealized fair value of cash flow hedges			2,932	(1,262)	15,904
Other comprehensive income (loss) of separate account			3,092	(4,330)	(9,278)

			(254,581)	(424,455)	(533,486)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(81,813)	15,307	103,525
Equity in other comprehensive income (loss) of associates			(230)	(2)	847

			(82,043)	15,305	104,372

Total other comprehensive loss, net of income tax	30		(336,624)	(409,150)	(429,114)

Total comprehensive income for the year		~~W~~	2,109,334	2,415,769	2,519,010

Profit for the year attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43	~~W~~	2,367,171	2,774,778	2,917,735
Non-controlling interest			78,787	50,141	30,389

		~~W~~	2,445,958	2,824,919	2,948,124

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	2,034,048	2,367,062	2,490,170
Non-controlling interest			75,286	48,707	28,840

		~~W~~	2,109,334	2,415,769	2,519,010

Earnings per share:	30,43
Basic and diluted earnings per share in won		~~W~~	4,789	5,736	6,116

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2015, 2016 and 2017

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,367,171	2,367,171	78,787	2,445,958
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(5,630)	—	(5,630)	(839)	(6,469)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(265,910)	—	(265,910)	(80)	(265,990)
Equity in other comprehensive income of associates		—	—	—	—	11,624	—	11,624	—	11,624
Net change in unrealized fair value of cash flow hedges		—	—	—	—	2,932	—	2,932	—	2,932
Other comprehensive income of separate account		—	—	—	—	3,092	—	3,092	—	3,092
Remeasurements of defined benefit plans		—	—	—	—	(79,231)	—	(79,231)	(2,582)	(81,813)

Total other comprehensive loss		—	—	—	—	(333,123)	—	(333,123)	(3,501)	(336,624)

Total comprehensive income (loss)		—	—	—	—	(333,123)	2,367,171	2,034,048	75,286	2,109,334

Other changes in equity
Dividends		—	—	—	—	—	(512,428)	(512,428)	—	(512,428)
Dividends to hybrid bonds		—	—	—	—	—	(34,488)	(34,488)	—	(34,488)
Issuance of hybrid bonds		—	199,455	—	—	—	—	199,455	—	199,455
Change in other capital adjustments		—	—	—	(30,131)	—	(900)	(31,031)	—	(31,031)
Redemption of subsidiary’s hybrid bond and other change in non-controlling interests		—	—	—	—	—	—	—	(432,694)	(432,694)

		—	199,455	—	(30,131)	—	(547,816)	(378,492)	(432,694)	(811,186)

Balance at December 31, 2015	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2015, 2016 and 2017

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,774,778	2,774,778	50,141	2,824,919
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	12,012	—	12,012	91	12,103
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(432,530)	—	(432,530)	(1,127)	(433,657)
Equity in other comprehensive income of associates		—	—	—	—	2,689	—	2,689	—	2,689
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(1,262)	—	(1,262)	—	(1,262)
Other comprehensive income of separate account		—	—	—	—	(4,330)	—	(4,330)	—	(4,330)
Remeasurements of defined benefit plans		—	—	—	—	15,705	—	15,705	(398)	15,307

Total other comprehensive loss		—	—	—	—	(407,716)	—	(407,716)	(1,434)	(409,150)

Total comprehensive income (loss)		—	—	—	—	(407,716)	2,774,778	2,367,062	48,707	2,415,769

Other changes in equity
Dividends		—	—	—	—	—	(630,978)	(630,978)	—	(630,978)
Dividends to hybrid bonds		—	—	—	—	—	(36,091)	(36,091)	—	(36,091)
Redemption of hybrid bonds		—	(238,582)	—	(1,418)	—	—	(240,000)	—	(240,000)
Redemption of preferred stock		—	—	—	—	—	(1,125,906)	(1,125,906)	—	(1,125,906)
Change in other capital adjustments		—	—	—	(33,507)	362	(30,899)	(64,044)	—	(64,044)
Redemption of subsidiary’s hybrid bond and other change in non-controlling interests		—	—	—	—	—	—	—	(386,826)	(386,826)

		—	(238,582)	—	(34,925)	362	(1,823,874)	(2,097,019)	(386,826)	(2,483,845)

Balance at December 31, 2016	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2015, 2016 and 2017

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980
Total comprehensive income for the period
Profit for the year		—	—	—	—	—	2,917,735	2,917,735	30,389	2,948,124
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(193,474)	—	(193,474)	(698)	(194,172)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(322,056)	—	(322,056)	(1,071)	(323,127)
Equity in other comprehensive loss of associates		—	—	—	—	(21,552)	(414)	(21,966)	—	(21,966)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	15,904	—	15,904	—	15,904
Other comprehensive income of separate account		—	—	—	—	(9,278)	—	(9,278)	—	(9,278)
Remeasurements of defined benefit plans		—	—	—	—	103,305	—	103,305	220	103,525

Total other comprehensive loss		—	—	—	—	(427,151)	(414)	(427,565)	(1,549)	(429,114)

Total comprehensive income (loss)		—	—	—	—	(427,151)	2,917,321	2,490,170	28,840	2,519,010

Other changes in equity
Dividends		—	—	—	—	—	(687,589)	(687,589)	—	(687,589)
Dividends to hybrid bonds		—	—	—	—	—	(17,678)	(17,678)	—	(17,678)
Issuance of hybrid bonds		—	224,466	—	—	—	—	224,466	—	224,466
Redemption of hybrid bond		—	(298,861)	—	(1,139)	—	—	(300,000)	—	(300,000)
Change in other capital adjustments		—	—	—	61,565	—	(61,493)	72	—	72
Change in other non-controlling interests		—	—	—	—	—	—	—	219,275	219,275

		—	(74,395)	—	60,426	—	(766,760)	(780,729)	219,275	(561,454)

Balance at December 31, 2017	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,790,599	32,819,139	883,397	33,702,536

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2016 and 2017

(In millions of won)	Notes	2015		2016	2017
Cash flows from operating activities
Profit before income taxes		~~W~~	3,140,577	3,170,472	3,796,257
Adjustments for:
Interest income	32		(11,129,704)	(11,236,302)	(11,798,654)
Interest expense	32		4,436,771	4,030,936	3,955,701
Dividend income	34		(308,277)	(281,623)	(257,306)
Net fees and commission expense			168,313	166,216	169,640
Net insurance loss			2,714,061	2,779,710	2,571,094
Net trading loss (gain)	35		751,811	48,363	(334,133)
Net foreign currency translation loss (gain)			163,417	(248,844)	(87,384)
Net loss (gain) on financial instruments designated at fair value through profit or loss	36		(748,959)	147,813	231,772
Net gain on disposal of available-for-sale financial assets	13		(772,474)	(647,541)	(499,187)
Provision for credit losses	37		1,021,711	1,107,633	816,600
Impairment losses on other financial assets	37		242,342	88,030	198,299
Employee costs			185,222	203,639	232,709
Depreciation and amortization	38		278,882	259,941	253,344
Other operating expense (income)			(623,639)	70,236	602,027
Equity method income, net	16		(20,971)	(9,995)	(20,393)
Other non-operating expense (income), net			(18,463)	598	(29,080)

			(3,659,957)	(3,521,190)	(3,994,951)

Changes in assets and liabilities:
Due from banks			(1,926,814)	3,937,005	(3,347,818)
Trading assets and liabilities			1,583,631	(4,343,206)	(1,706,990)
Financial instruments designated at fair value through profit or loss			210,582	(2,439)	(1,300,760)
Derivative instruments			(382,276)	(340,831)	(488,706)
Loans			(24,731,045)	(11,351,121)	(19,232,732)
Other assets			(3,562,267)	(4,627,748)	(250,806)
Deposits			23,246,539	16,771,470	15,632,957
Liabilities for defined benefit obligations			(347,926)	(261,550)	(178,054)
Provisions			(71,272)	(77,514)	(69,584)
Other liabilities			3,578,899	(2,333,634)	4,845,053

			(2,401,949)	(2,629,568)	(6,097,440)

Income taxes paid			(640,393)	(561,604)	(664,286)
Interest received			10,921,869	11,109,313	11,425,960
Interest paid			(4,700,685)	(4,080,122)	(3,710,093)
Dividends received			310,852	309,876	265,887

Net cash provided by operating activities		~~W~~	2,970,314	3,797,177	1,021,334

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2015, 2016 and 2017

(In millions of won)	Notes	2015		2016	2017
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	31,592,380	29,242,921	29,638,281
Acquisition of available-for-sale financial assets			(33,755,811)	(32,844,558)	(34,703,066)
Proceeds from disposal of held-to-maturity financial assets			2,414,031	1,839,275	1,712,326
Acquisition of held-to-maturity financial assets			(5,150,329)	(5,277,451)	(7,033,310)
Proceeds from disposal of property and equipment	14,41		8,760	5,793	11,459
Acquisition of property and equipment	14		(124,844)	(252,084)	(155,186)
Proceeds from disposal of intangible assets	15,41		5,463	8,268	9,286
Acquisition of intangible assets	15		(132,636)	(88,876)	(111,257)
Proceeds from disposal of investments in associates			35,396	67,082	163,649
Acquisition of investments in associates			(30,927)	(145,119)	(380,213)
Proceeds from disposal of investment property	17,41		16,171	22,900	4,869
Acquisition of investment property	17		(10,296)	(176,204)	(2,125)
Proceeds from disposal of assets held for sale			88,235	2,213	10,466
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			5,000	27,265	85,616
Payment for settlement of hedging derivative financial instruments for available-for-sale financial assets			(63,847)	(69,175)	(27,629)
Business combination, net of cash acquired (used)	49		(163,172)	(4,280)	83,631
Other, net			(22,173)	48,156	(10,435)

Net cash used in investing activities			(5,288,599)	(7,593,874)	(10,703,638)

Cash flows from financing activities
Issuance of hybrid bonds			199,455	—	224,466
Redemption of hybrid bonds			—	(240,000)	(300,000)
Net increase (decrease) in borrowings			(1,557,883)	3,389,832	3,047,844
Proceeds from debt securities issued			16,512,720	15,916,866	20,006,957
Repayments of debt securities issued			(12,867,244)	(11,988,965)	(12,222,815)
Dividends paid			(546,160)	(669,103)	(706,565)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			23,270	15,414	65,220
Payment for settlement of hedging derivative financial instruments for debt securities issued			(17,342)	(1,486)	(6,509)
Redemption of preferred stock			—	(1,125,906)	—
Increase (decrease) in non-controlling interests			(426,808)	(451,208)	215,357
Other, net			(7,258)	(824)	8,498

Net cash provided by financing activities			1,312,750	4,844,620	10,332,453

Effect of exchange rate fluctuations on cash and cash equivalents held			8,375	(22,638)	(46,035)

Increase (decrease) in cash and cash equivalents			(997,160)	1,025,285	604,114

Cash and cash equivalents at beginning of year	45		5,604,411	4,607,251	5,632,536

Cash and cash equivalents at end of year	45	~~W~~	4,607,251	5,632,536	6,236,650

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

(b)	Ownership of Shinhan Financial Group and its consolidated subsidiaries as of December 31, 2016 and 2017 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2016	2017
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Alternative Investment Management Inc (*3)	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data System	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
”	Shinhan REITs Management Co., Ltd. (*4)	”	”	—	100.0
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	90.0	97.5
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	99.9	99.9
”	PT Bank Shinhan Indonesia (*2)	Indonesia	”	98.98	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	50.0
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2016	2017
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	Shinhan Securities Vietnam Co., Ltd.	Vietnam	”	100.0	100.0
Shinhan Investment Corp.	PT. Shinhan Sekuritas Indonesia	Indonesia	December 31	99.0	99.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	”	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2)	As a result of unequal capital increase, the equity interest in Shinhan Khmer Bank PLC and the equity interest in PT Bank Shinhan Indonesia was changed.

(*3)	In 2017, Shinhan Private Equity Inc. changed its name to Shinhan Alternative Investment Management Inc.

(*4)	In 2017, the Group invested in the newly established company, which became in a subsidiary of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity (continued)

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 89 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 73 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

As of December 31, 2017, the Group provides credit enhancement for the consolidated structured entities providing ABCP purchase commitment amounting to ~~W~~1,900,646 million for the purpose of credit enhancement of the structure entities.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2018, which will be submitted for approval to the shareholders’ meeting on March 22, 2018.

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

In preparing the these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016, except for the changes below.

During 2017, the credit card segment of the Group had accumulated sufficient experience to properly calculate probability of default, loss given default and credit conversion factors by considering the characteristics of borrowers, or its homogeneous borrowing groups, with credit evaluation system and risk evaluation system based on BASEL II; and based on this newly accumulated experience, the calculation methodology of loan losses has been changed from roll rate analysis model to internal model approach. As a result of changes in accounting estimates described above, allowances for loan losses and provision for unused credit lines decreased by ~~W~~129,377 million and ~~W~~316,692 million, respectively, as of December 31, 2017. The effects of the changes in accounting estimates were recognized prospectively in 2017.

(e)	Changes in accounting policies

The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2017.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation (continued)

1) Amendments to IAS 7, ‘Statement of Cash Flows’

The Group applied amendments to IAS 7, ‘Statement of Cash Flows’, which are effective for annual periods beginning on or after January 1, 2017. The amendments to IAS 7 require changes in liability arising from the financing activities of the Group to be disclosed as follows; fluctuations in financing cash flows, changes in the acquisition or loss of control on subsidiaries or other business, the effect of exchange rate changes, changes in fair value and other changes. The amendments does not have a significant impact on the Group’s consolidated financial statements (Note 45).

2) Amendments to IAS 12, ‘Income Taxes’

The Group applied amendments to IAS 12, ‘Income Taxes’, which are effective for annual periods beginning on or after January 1, 2017. Amendments to IAS 12 clarify that temporary differences exist when there is a difference between the carrying amount and tax based amount of the debt instruments which are measured at fair value, regardless of the expected recovery method (sale or retention). In assessing future taxable income, the Group shall include assets to be recovered in excess of its carrying amount and exclude the tax deductions resulting from those deductible temporary differences. The amendments does not have a significant impact on the Group’s consolidated financial statements.

3) Amendments to IFRS 12, ‘Disclosure of Interests in Other Entities’

The Group applied amendments to IFRS 12, ‘Disclosure of Interests in Other Entities’, which are effective for annual periods beginning on or after January 1, 2017. The amendments to IFRS 12 require disclosure of interests in other entities should also be applied to interests that are classified as held for sale or distribution. The amendments does not have a significant impact on the Group’s consolidated financial statements.

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except for the changes in accounting policies described in 2-(e).

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

(d)	Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

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

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably, where the carrying amount of the replaced part is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

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

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with IAS 18. Revenue

(v)	Insurance contracts

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

iv) Reinsurance contracts

According to IFRS 4, “Insurance Contracts”, the Group does not offset:

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

(ab)	New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group to adopt for annual periods beginning on or after January 1, 2018, and the Group has not early adopted them.

i) IFRS 9, Financial Instruments

IFRS 9, Financial Instruments which was published on September 25, 2015, is effective for periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 9 will replace the current IAS 39, Financial Instruments: recognition and measurement. The Group plans to adopt IFRS 9 for the year beginning on January 1, 2018 and will recognize the accumulated effect resulting from initial application of IFRS 9 on the date of initial application, which is January 1, 2018.

IFRS 9 will generally be applied retrospectively; however, the Group plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement (including impairment) changes. For hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options.

Main characteristics of IFRS 9 are the followings; 1) classification and measurement of financial instruments based on characteristics of contractual cash flows and business model for financial instrument management, 2) impairment model based on expected credit losses, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

For the application of IFRS 9, the Group implemented changes in its accounting processes and internal controls related to financial instruments. The Group assessed the potential financial impact of the initial adoption of IFRS 9 based on the circumstances and available information as of December 31, 2017 as follows:

1)	Classification and measurement of financial assets

The Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss on the basis of both the Group’s business model

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

for managing the financial assets and the contractual cash flow characteristics of the financial assets as shown in the below table when the new standard IFRS 9 is adopted. Furthermore, if a hybrid contract contains a host that is an asset within the scope of this standard, an embedded derivative shall not be separated from the host and the hybrid contract is accounted as a financial asset.

Contractual cash flow characteristics
Business model objectives	Principal and interest	Others
Collection of the contractual cash flows	Measured at amortized cost (*1)(“AC”)	Fair value through profit or loss (*2)
Collection of the contractual cash flows and to sale of assets	Measured at fair value through other comprehensive income (*1)(“FVOCI”)
sale of assets and others	Measured at fair value through profit or loss (“FVPL”)

(*1)	The Group may irrevocably designate a financial asset as measured at fair value through profit or loss to eliminate or significantly reduce accounting mismatch.
(*2)	The Group may make an irrevocable election for equity instruments that are not held for trading as measured at fair value through other comprehensive income.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or at fair value through other comprehensive income under IFRS 9 compared to the existing IAS 39, the adoption of IFRS 9 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, increasing volatility in the Group’s profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

The expected impacts on the classification and measurement of financial assets as of December 31, 2017 based on the information from the revised accounting system are as follows:

Classification by			Amount by
IAS 39		IFRS 9	IAS 39 (*1)		IFRS 9 (*1)
Due from banks	Loans and receivables	FVPL	~~W~~	902,124	833,942
		AC		19,988,001	19,988,001
Loans	Loans and receivables	FVPL		750,342	778,985
		AC		277,126,028	277,126,028
Other financial assets	Loans and receivables	AC		12,090,983	12,090,983
Trading assets (debt securities)	Fair value through profit or loss	FVPL		23,451,755	23,451,755
Trading assets (equity securities)	Fair value through profit or loss	FVPL		4,823,244	4,823,244
Trading assets (gold deposits)	Fair value through profit or loss	FVPL		189,297	189,297
Fair value through profit or loss (debt securities)	Fair value through profit or loss	FVPL		2,030,522	2,030,522
		Designated at FVPL		80,288	80,288
Fair value through profit or loss (equity securities)	Fair value through profit or loss	FVPL		1,162,553	1,162,553
		Designated at FVPL		71,803	71,803
Fair value through profit or loss (hybrid financial assets)	Fair value through profit or loss	FVPL		233,892	233,892
Available-for-sale (debt securities)	Available-for-sale	FVPL		528,745	533,452
		FVOCI		36,657,807	36,657,807
Available-for-sale (equity securities)	Available-for-sale	FVPL		4,339,979	4,350,969
		FVOCI		590,405	590,405
Held-to-maturity (debt securities)	Held-to-maturity	FVPL		565,813	529,906
		AC		24,424,867	24,424,867

Total			~~W~~	410,008,448	409,948,699

(*1)	Allowance for credit losses was excluded in the carrying amount.
(*2)	Based on IFRS 4, the Group applies the overlay approach method for financial assets related to insurance contract (Due from banks in the amount of ~~W~~902,124 millions, Available-for-sale (equity security) in the amount of ~~W~~1,972,577 millions, Available-for-sale (debt security) in the amount of ~~W~~400,978 millions, Held-to-maturity in the amount of ~~W~~565,813 millions).

Upon adoption of IFRS 9, the Group expects to make reclassification adjustments between profit or loss and other comprehensive income on the date of initial application an amount which is equal to the difference between i) the amount reported in profit or loss for the designated financial assets applying IFRS 9; and ii) the amount that would have been reported in profit or loss for the designated financial assets if the insurer had applied IAS 39.

Based on management’s evaluation to date, upon adoption of IFRS 9 as of January 1, 2018, financial assets amounting to ~~W~~2,142,833 million among the loans and receivables and held-to-maturity securities, ~~W~~4,884,421 million among the available-for-sale securities are expected to be classified as assets measured at fair value through profit or loss. The portion of assets measured at fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

increases to 9.53% under IFRS 9 as of January 1, 2018 from 7.82% under IAS 39 as of December 31, 2017; and the volatility of profit or loss is expected to increase due to the changes in the fair value of financial assets.

2)	Classification and measurement of financial liabilities

In accordance with the new standard IFRS 9, the amount of change in the fair value of the financial liability designated as measured at fair value through profit or loss that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, not profit or loss. Amounts presented in other comprehensive income shall not be subsequently transferred to profit or loss. However, when the treatment of the effects of changes in the liability’s credit risk would create or enlarge an accounting mismatch, the related change in the fair value can be presented in profit or loss.

As some portion of the changes in fair value of the financial liability that is designated at fair value through profit or loss, which was recognized as profit or loss under IAS 39, will be presented as other comprehensive income, the profit or loss related to fair value of financial liability may decrease.

The Group designated liabilities amounting to ~~W~~8,297,609 million from the total financial liabilities of ~~W~~362,185,727 million as measured at fair value through profit or loss as of December 31, 2017. On the date of initial application of IFRS 9, the loss recorded in opening retained earnings amounting to ~~W~~100,685 million for these financial liabilities will be changed by ~~W~~2,141 million related to the change in fair value as a result of change in credit risk of the financial liabilities.

3)	Impairment: Financial assets and contract assets

Under the current standard IAS 39, impairment is recognized based on incurred loss model only when there is an objective evidence of impairment. However, under the new standard IFRS 9, impairment is recognized based on expected credit loss impairment model for the debt instruments, lease receivable, contract assets, loan commitments, and financial guarantee contracts measured at amortized cost or financial assets that are measured at fair value through other comprehensive income.

Unlike the current standard IAS 39 which is based on incurred loss model, credit losses may be recognized earlier under IFRS 9. As shown below, this standard requires to measure the amount for loss allowance in 3 stages based on the 12-month expected credit losses or lifetime expected credit losses depending on the degree of increase in credit risk of the financial assets since initial recognition.

Stages		Loss allowance
Stage 1	Credit risk has not increased significantly since initial recognition (*1)	12-month expected credit losses: the expected credit losses that result from default events on a financial instrument that are possible within the 12 months after the reporting date.
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of a financial instrument.
Stage 3	Credit-impaired

(*1)	The Group may assume that the credit risk on a financial instrument has not increased significantly since initial recognition if the credit risk is low at the reporting date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

According to IFRS 9, the Group will only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for financial assets impaired at its initial recognition.

Under IFRS 9, the Group will apply the simplified approach for which the Group will consider a debt security to have low credit risk when its credit risk rating is equivalent to the definition of ‘investment-grade’.

Based on management’s evaluation to date using the information from the revised accounting system as of December 31, 2017, the expected impacts on the allowance for loan losses are as follows:

Classification Under		Amount Under
IAS 39	IFRS 9	IAS 39		IFRS 9
Allowance for loan losses
Loans and receivables
Due from banks	AC	~~W~~	14,054	15,062
Loans	AC		2,307,276	2,871,986
	FVPL		3,328	—
Other financial assets	AC		49,679	51,818
Available-for-sale assets
Debt securities	FVOCI		—	18,711
Held-to-maturity assets
Debt securities	AC		—	8,824

		~~W~~	2,374,337	2,966,401

Contingent liabilities
Financial guarantee contract	Financial guarantee contract	~~W~~	36,506	37,288
Allowances for unused loan commitments and other credit risk	Allowances for unused loan commitments and other credit risk		168,006	222,499

		~~W~~	204,512	259,787

4)	Hedge accounting

New standard IFRS 9 retains the mechanics of hedge accounting (fair value hedge, cash flow hedge, and hedge of a net investment in a foreign operation) of current standard IAS 39. However, this standard mitigated IAS 39 by amending the complex and rule-based requirements related to hedge accounting under IAS 39 to principle-based requirements to align hedge accounting more closely with risk management. Furthermore, this standard expanded the eligible hedged items and the hedging instruments and eased the requirement for the hedge accounting by removing quantitative threshold (80~125%) and changing hedge effectiveness test method.

When applying hedge accounting under IFRS 9, the hedge accounting can be applied to certain transactions that do not meet the requirements for hedge accounting under IAS 39 and volatility of the profit or loss can be decreased.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

The Group will adopt IFRS 9 hedge accounting requirements and plans to apply hedge accounting for the risk management activities if the hedge accounting requirements can be met.

As December 31, 2017, no hedge accounting is applied under IFRS 9 for risk management activities for which no hedge accounting has been applied under the existing IAS 39.

ii) IFRS 15, Revenue from Contracts with Customers

IFRS 15, published on November 6, 2015, is a new accounting standard about revenue recognition, is effective for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.

It replaces existing revenue recognition standards, including IAS 18, ‘Revenue’, IAS 11, ‘Construction Contracts’, SIC-31, ‘Revenue-Barter Transactions Involving Advertising Services’, IFRIC 13, ‘Customer Loyalty Programmes’. IFRIC 15, ’Agreements for the Construction of Real Estate’ and IFRIC 18, ‘Transfers of Assets from Customers’.

The Group adopts IFRS 15 from January 1, 2018 using the cumulative effect method and the effect of initially applying this standard is recognized at the date of initial application (i.e. January 1, 2018). As a result, the Group will not apply the requirements of IFRS 15 to the comparative period presented.

The existing standards suggest revenue recognition guidance by type of transactions such as sale of goods, rendering of services, interest revenue, royalty revenue, dividends revenue and construction contracts. However, according to IFRS 15, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ g ② ‘Identifying performance obligations’ g ③ ‘Determining the transaction price’ g ④ ‘Allocating the transaction price to performance obligations’ g ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

Since the second half of 2017, the Group has formed a separate Task Force Team to prepare for the adoption of IFRS 15 and set up the relating accounting policies and processes. The Group assessed the impact of the new standard by evaluating contracts, identifying relating performance obligations, determining when the performance obligations were met to recognize revenue and assessing the revenue amount to be recognized. As a result of the assessment, there are no significant impacts from the adoption of IFRS 15 in relation to the timing of when the Group recognizes or when revenue should be recognized gross as a principal or net as an agent.

iii) Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The amendments clarified that measuring cash-settled share-based payment should reflect the vesting conditions and non-vesting conditions like measuring equity-settled share-based payment; and the case where share-based payment transactions with a net settlement feature for withholding tax obligations should be classified as equity-settled share-based payments. This amendments are effective for annual reporting period beginning on or after January 1, 2018 and the Group does not expect the amendments have significant impact on its consolidated financial statements.

iv) IFRS 16, Leases

IFRS 16, ‘Leases’ which was published on May 25, 2017, is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 will replace the current IAS 17, ‘Leases’, IFRIC 4, ‘Determining whether an Arrangement Contains a Lease’. Companies applying the IFRS 15 ‘Revenue from Contracts with Customers’ can adopt IFRS 16 early.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

The Group classifies whether the contract itself is a lease or the contract involves a lease at the point of lease commencement date and distinguishes whether the contract itself is a lease or the contract involves a lease based on IFRS 16. However, the Group may choose as its accounting policy not to reassess all the contracts before the date of initial application, as a practical expedient.

IFRS 16 ‘Lease’ presents that a lessee may elect not to separate non-lease components from lease components, and instead, account for each lease component and any associated non-lease components as a single lease component, as a practical expedient. The lessee is required to recognize the right-of-use assets and lease liabilities representing the right to occupy the underlying assets and the duty to make lease payments, respectively. However, as the cases of short-term lease and the low value assets the exemption is applicable. The accounting for lessor has not significantly changed from the current IAS 17. The Group is in the process of evaluating whether there will be a significant impact on the Group’s consolidated financial statements due to the adoption of IFRS 16.

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

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide on other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

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

•

Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact its overall operations, including through a multidimensional risk monitoring system. Currently, each of

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

i) Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on statements of financial position, but also off-balance transactions such as guarantees, loan commitments and derivatives transactions.

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

credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom the Shinhan Card has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants.

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

ii) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2016 and 2017 are as follows:

	2016		2017
Due from banks and loans (*1)(*3):
Banks	~~W~~	13,922,969	13,373,140
Retail		115,972,280	124,868,554
Government		11,776,346	14,442,747
Corporations		116,001,132	123,637,882
Card receivable		18,704,516	20,119,514

		276,377,243	296,441,837

Trading assets		22,638,409	23,829,943
Financial assets designated at FVTPL (*5)		2,228,186	2,344,701
AFS financial assets (*6)		32,822,071	37,186,552
HTM financial assets (*7)		19,805,084	24,990,680
Derivative assets		3,002,859	3,400,178
Other financial assets (*1)(*2)		13,975,889	12,041,304
Financial guarantee contracts		3,424,022	3,267,707
Loan commitments and other credit liabilities		76,055,306	75,518,079

	~~W~~	450,329,069	479,020,981

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*2)	The credit quality of other financial assets are not included in the details of the Group’s main credit quality disclosures as other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	As of December 31, 2016 and 2017, the maximum exposure to credit risk caused by unused credit commitments amounted to ~~W~~61,184,914 million, ~~W~~63,745,952 million , respectively.
(*5)	FVTPL: fair value through profit or loss
(*6)	AFS : available-for-sale
(*7)	HTM : held-to-maturity

iii) Due from banks and loans by past due or impairment

•	Due from banks and loans as of December 31, 2016 and 2017 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Past due but not impaired		—	392,002	270	264,354	397,417	1,054,043
Impaired		—	285,929	—	1,098,081	420,079	1,804,089

		13,946,898	116,346,178	11,778,742	117,273,744	19,408,185	278,753,747
Less : allowance		(23,929)	(373,898)	(2,396)	(1,272,612)	(703,669)	(2,376,504)

	~~W~~	13,922,969	115,972,280	11,776,346	116,001,132	18,704,516	276,377,243

	2017
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,390,271	124,361,480	14,447,016	123,667,242	19,788,015	295,654,024
Past due but not impaired		—	581,977	—	194,132	543,303	1,319,412
Impaired		—	362,707	—	1,010,036	420,316	1,793,059

		13,390,271	125,306,164	14,447,016	124,871,410	20,751,634	298,766,495
Less : allowance		(17,131)	(437,610)	(4,269)	(1,233,528)	(632,120)	(2,324,658)

	~~W~~	13,373,140	124,868,554	14,442,747	123,637,882	20,119,514	296,441,837

•	Credit quality of due from banks and loans that are neither past due nor impaired as of December 31, 2016 and 2017 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	13,946,898	108,798,683	11,778,472	78,556,918	15,156,750	228,237,721
Grade 2 (*1)		—	6,869,564	—	37,354,391	3,433,939	47,657,894

		13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Less : allowance		(23,929)	(205,135)	(2,395)	(740,349)	(374,708)	(1,346,516)

	~~W~~	13,922,969	115,463,112	11,776,077	115,170,960	18,215,981	274,549,099

Mitigation of credit risk due to collateral (*2)	~~W~~	35,581	76,943,059	—	59,271,190	6,200	136,256,030

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2017
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	13,382,414	116,304,917	14,447,016	86,831,895	16,314,189	247,280,431
Grade 2 (*1)		7,857	8,056,563	—	36,835,347	3,473,826	48,373,593

		13,390,271	124,361,480	14,447,016	123,667,242	19,788,015	295,654,024
Less : allowance		(17,131)	(212,502)	(4,269)	(647,694)	(288,362)	(1,169,958)

	~~W~~	13,373,140	124,148,978	14,442,747	123,019,548	19,499,653	294,484,066

Mitigation of credit risk due to collateral (*2)	~~W~~	96,835	80,354,889	—	64,018,607	6,358	144,476,689

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

•	Aging analyses of due from banks and loans that are past due but not impaired as of December 31, 2016 and 2017 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	297,889	270	190,133	321,913	810,205
30 days ~ less than 60 days		—	49,582	—	50,881	53,379	153,842
60 days ~ less than 90 days		—	31,072	—	20,305	21,899	73,276
90 days or more		—	13,459	—	3,035	226	16,720

		—	392,002	270	264,354	397,417	1,054,043
Less : allowance (collective)		—	(35,627)	(1)	(12,377)	(66,413)	(114,418)

	~~W~~	—	356,375	269	251,977	331,004	939,625

Mitigation of credit risk due to collateral (*)	~~W~~	—	249,309	—	101,334	112	350,755

	2017
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	458,968	—	131,624	446,658	1,037,250
30 days ~ less than 60 days		—	65,152	—	33,749	58,283	157,184
60 days ~ less than 90 days		—	42,427	—	16,972	37,972	97,371
90 days or more		—	15,430	—	11,787	390	27,607

		—	581,977	—	194,132	543,303	1,319,412
Less : allowance (collective)		—	(56,774)	—	(8,898)	(81,990)	(147,662)

	~~W~~	—	525,203	—	185,234	461,313	1,171,750

Mitigation of credit risk due to collateral (*)	~~W~~	—	325,631	—	94,388	90	420,109

•	Due from banks and loans that are impaired as of December 31, 2016 and 2017 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	285,929	—	1,098,081	420,079	1,804,089
Less : allowance		—	(133,136)	—	(519,886)	(262,548)	(915,570)

	~~W~~	—	152,793	—	578,195	157,531	888,519

Mitigation of credit risk due to collateral (*)	~~W~~	—	101,730	—	437,891	3	539,624

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2017
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	362,707	—	1,010,036	420,316	1,793,059
Less : allowance		—	(168,334)	—	(576,936)	(261,768)	(1,007,038)

	~~W~~	—	194,373	—	433,100	158,548	786,021

Mitigation of credit risk due to collateral (*)	~~W~~	—	128,906	—	384,815	12	513,733

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

iv) Credit rating

•	Credit ratings of debt securities as of December 31, 2016 and 2017 are as follows:

	2016
	Trading assets		Financial assets designated at FVTPL	Available–for- sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	9,777,845	535,684	19,781,580	16,188,459	46,283,568
AA- to AA+		4,075,181	402,946	5,561,165	2,584,304	12,623,596
A- to A+		5,310,796	1,097,395	4,257,161	535,889	11,201,241
BBB- to BBB+		1,441,783	192,161	1,348,073	137,240	3,119,257
Lower than BBB-		144,612	—	469,615	148,894	763,121
Unrated		1,640,347	—	1,404,477	210,298	3,255,122

	~~W~~	22,390,564	2,228,186	32,822,071	19,805,084	77,245,905

	2017
	Trading assets		Financial assets designated at FVTPL	Available–for- sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	8,837,093	630,247	23,949,843	20,057,480	53,474,663
AA- to AA+		5,193,659	589,193	5,582,125	3,956,290	15,321,267
A- to A+		5,442,892	792,715	4,300,764	444,711	10,981,082
BBB- to BBB+		1,614,012	252,258	1,508,224	166,906	3,541,400
Lower than BBB-		275,200	—	435,651	177,840	888,691
Unrated		2,277,790	80,288	1,409,945	187,453	3,955,476

	~~W~~	23,640,646	2,344,701	37,186,552	24,990,680	88,162,579

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

•	Credit status of debt securities as of December 31, 2016 and 2017 are as follows:

	2016		2017
Neither past due nor impaired	~~W~~	77,244,537	88,160,626
Impaired		1,368	1,953

	~~W~~	77,245,905	88,162,579

•	Credit quality of derivative assets as of December 31, 2016 and 2017 are as follows:

	2016		2017
Grade 1 (*1)(*2)	~~W~~	2,944,814	3,290,638
Grade 2 (*1)(*2)		58,045	109,540

	~~W~~	3,002,859	3,400,178

(*1)	Credit qualities of derivative assets were classified based on the internal credit ratings of counterparties.
(*2)	Grade 1: Internal credit rating of BBB+ or above, Grade 2: Internal credit rating of below BBB+

v) Assets acquired through foreclosures amounting to ~~W~~658 million are classified as assets held for sale (non-business purpose property) as of December 31, 2016.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

vi) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2016 and 2017 are as follows:

	2016
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	5,681,266	1,675,781	328,700	465,998	3,982,074	1,789,150	13,922,969
Retail		112,391,835	337,751	2,270,133	294,777	277,447	400,337	115,972,280
Government		9,799,087	321,516	717,922	109,943	696,051	131,827	11,776,346
Corporations		103,409,204	2,254,649	2,083,445	1,630,829	2,272,447	4,350,558	116,001,132
Card		18,660,696	7,116	2,114	13,213	10,684	10,693	18,704,516

		249,942,088	4,596,813	5,402,314	2,514,760	7,238,703	6,682,565	276,377,243

Trading assets		22,220,290	130,576	1,072	5,417	32,490	248,564	22,638,409
Financial assets designated at FVTPL(*1)		2,144,830	—	—	—	60,201	23,155	2,228,186
AFS financial assets(*2)		29,739,647	1,363,047	112,381	484,002	588,334	534,660	32,822,071
HTM financial assets(*3)		17,871,709	1,410,721	56,196	155,916	166,560	143,982	19,805,084

	~~W~~	321,918,564	7,501,157	5,571,963	3,160,095	8,086,288	7,632,926	353,870,993

	2017
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	6,315,655	1,186,576	268,533	583,094	3,420,223	1,599,059	13,373,140
Retail		119,993,323	346,746	2,695,890	745,725	615,079	471,791	124,868,554
Government		12,887,534	130,553	388,142	35,786	664,030	336,702	14,442,747
Corporations		110,025,699	2,371,400	2,169,445	1,613,022	2,530,507	4,927,809	123,637,882
Card		20,002,457	7,434	2,208	76,608	16,806	14,001	20,119,514

		269,224,668	4,042,709	5,524,218	3,054,235	7,246,645	7,349,362	296,441,837

Trading assets		23,294,062	235,474	985	5,074	60,037	234,311	23,829,943
Financial assets designated at FVTPL(*1)		2,262,222	82,479	—	—	—	—	2,344,701
AFS financial assets(*2)		34,323,438	1,242,570	163,652	474,134	510,678	472,080	37,186,552
HTM financial assets(*3)		22,458,896	1,466,037	34,487	237,641	37,096	756,523	24,990,680

	~~W~~	351,563,286	7,069,269	5,723,342	3,771,084	7,854,456	8,812,276	384,793,713

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

vii) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, as of December 31, 2016 and 2017 are as follows:

	2016
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	10,875,077	68	—	110,443	2,937,381	—	13,922,969
Retail		—	—	—	—	—	115,972,280	115,972,280
Government		10,906,097	3,991	—	3,315	862,943	—	11,776,346
Corporations		5,094,455	40,544,250	15,560,280	20,460,662	34,341,485	—	116,001,132
Card		38,574	194,630	131,956	37,495	371,497	17,930,364	18,704,516

		26,914,203	40,742,939	15,692,236	20,611,915	38,513,306	133,902,644	276,377,243

Trading assets		14,783,780	1,262,042	1,079,631	307,115	5,205,841	—	22,638,409
Financial assets designated at FVTPL(*1)		1,450,512	144,019	26,385	20,000	587,270	—	2,228,186
AFS financial assets(*2)		22,615,359	1,009,045	129,261	613,265	8,455,141	—	32,822,071
HTM financial assets(*3)		5,261,874	44,915	—	786,345	13,711,950	—	19,805,084

	~~W~~	71,025,728	43,202,960	16,927,513	22,338,640	66,473,508	133,902,644	353,870,993

	2017
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,094,855	1,592	—	56,744	2,219,949	—	13,373,140
Retail		—	—	—	—	—	124,868,554	124,868,554
Government		13,381,461	1,314	—	—	1,059,972	—	14,442,747
Corporations		5,474,353	40,364,768	16,563,849	23,005,675	38,229,237	—	123,637,882
Card		41,825	295,290	140,117	37,801	445,982	19,158,499	20,119,514

		29,992,494	40,662,964	16,703,966	23,100,220	41,955,140	144,027,053	296,441,837

Trading assets		17,183,669	1,139,609	1,206,133	176,273	4,124,259	—	23,829,943
Financial assets designated at FVTPL(*1)		1,201,464	202,906	36,112	45,178	859,041	—	2,344,701
AFS financial assets(*2)		23,384,608	1,409,017	227,289	632,410	11,533,228	—	37,186,552
HTM financial assets(*3)		5,975,448	48,981	—	785,859	18,180,392	—	24,990,680

	~~W~~	77,737,683	43,463,477	18,173,500	24,739,940	76,652,060	144,027,053	384,793,713

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

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

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean won.

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

Shinhan Bank currently uses ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

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

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2016 and 2017 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	376,486	422,592	348,686	422,592
Stock price		159,555	191,957	134,595	134,595
Foreign exchange		132,802	139,694	124,046	132,225
Option volatility		6,078	9,214	2,707	9,215

	~~W~~	674,921	763,457	610,034	698,627

	2017
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	431,065	463,340	414,689	415,139
Stock price		186,652	225,553	157,730	199,041
Foreign exchange		113,208	121,041	105,823	121,041
Option volatility		10,405	12,599	7,809	12,599

	~~W~~	741,330	822,533	686,051	747,820

Shinhan Life Insurance was excluded when the Group estimated the market risk, because insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2016 and 2017 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2016 and 2017 are as follows:

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	33,246	48,851	18,764	44,447
Stock price		5,161	5,787	4,815	5,484
Foreign exchange(*)		56,089	61,389	53,678	60,088
Option volatility		149	256	101	221
Commodity		13	35	—	21
Portfolio diversification					(49,278)

	~~W~~	55,981	61,648	53,086	60,983

	2017
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	38,370	50,206	22,226	25,071
Stock price		4,051	5,622	3,040	4,675
Foreign exchange(*)		43,827	46,108	41,562	41,947
Option volatility		70	124	43	66
Commodity		22	46	—	14
Portfolio diversification					(26,367)

	~~W~~	49,943	56,103	42,031	45,406

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

i-2)	Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2016 and 2017, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	875	1,700	550	1,700

	2017
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	1,809	2,550	1,050	1,800

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3)	Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2016 and 2017 are as follows:

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	9,040	18,149	5,380	15,491
Stock price		13,339	24,276	6,413	7,403
Foreign exchange		6,849	19,976	1,017	7,001
Option volatility		6,564	18,680	1,477	7,799
Portfolio diversification					(14,569)

	~~W~~	24,393	34,546	16,679	23,125

	2017
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	9,939	18,090	7,329	11,232
Stock price		12,015	22,496	7,068	10,830
Foreign exchange		7,140	12,604	2,760	5,506
Option volatility		3,404	4,536	2,710	3,216
Portfolio diversification					(9,583)

	~~W~~	22,221	34,564	12,980	21,201

i-4)	Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2016 and 2017 are as follows:

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	483	1,114	213	800
Stock price		231	1,585	—	130
Foreign exchange		1,278	2,238	54	1,221
Option volatility		1,115	3,044	71	3,044

	~~W~~	3,107	7,981	338	5,195

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2017
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	3,838	16,598	85	3,848
Stock price		1,195	3,368	—	3,178
Foreign exchange		1,213	3,569	3	1,924
Option volatility		5,083	7,423	2,777	3,809

	~~W~~	11,329	30,958	2,865	12,759

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

Non-trading positions for interest rate VaR and EaR as of December 31, 2016 and 2017 are as follows:

ii-1) Shinhan Bank

	2016		2017
VaR (*1)	~~W~~	231,133	293,355
EaR (*2)		58,091	131,135

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii-2) Shinhan Card

	2016		2017
VaR (*1)	~~W~~	89,348	147,932
EaR (*2)		11,905	32,081

ii-3) Shinhan Investment

	2016		2017
VaR (*1)	~~W~~	27,822	44,505
EaR (*2)		104,423	108,866

ii-4) Shinhan Life Insurance

	2016		2017
VaR (*1)	~~W~~	287,912	319,689
EaR (*2)		58,062	70,434

(*1)	The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model with one year look-back period.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band of interest rate changes” and standard interest rate shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

Foreign currency denominated assets and liabilities as of December 31, 2016 and 2017 are as follows:

	2016
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	~~W~~	2,880,095	1,160,173	255,718	2,705,235	1,174,199	8,175,420
Trading assets		666,578	1,072	49,476	182	364,033	1,081,341
Financial assets designated at FVTPL (*1)		802,596	—	—	—	29	802,625
Derivative assets		212,583	515	47	4,088	400	217,633
Loans		15,640,280	5,524,003	1,270,320	2,566,910	4,101,549	29,103,062
AFS financial assets (*2)		2,713,442	68,920	4,178	427,871	669,899	3,884,310
HTM financial assets (*3)		1,403,860	187,039	—	166,560	306,729	2,064,188
Other financial assets		1,756,890	396,927	117,139	376,208	164,631	2,811,795

	~~W~~	26,076,324	7,338,649	1,696,878	6,247,054	6,781,469	48,140,374

Liabilities:
Deposits	~~W~~	11,019,450	6,002,935	619,086	4,427,939	4,023,859	26,093,269
Trading liabilities		1,155	—	—	—	485,995	487,150
Financial liabilities designated at FVTPL (*1)		669,064	2,631	—	—	—	671,695
Derivative liabilities		110,863	3,171	100	2,061	295	116,490
Borrowings		5,196,005	527,120	318,600	812,980	228,969	7,083,674
Debt securities issued		6,207,756	103,681	152,112	207,912	34,438	6,705,899
Other financial liabilities		2,020,655	493,288	181,810	558,932	209,265	3,463,950

	~~W~~	25,224,948	7,132,826	1,271,708	6,009,824	4,982,821	44,622,127

Net assets	~~W~~	851,376	205,823	425,170	237,230	1,798,648	3,518,247
Off-balance derivative exposure		359,812	(44,696)	(351,267)	64,432	(775,111)	(746,830)

Net position	~~W~~	1,211,188	161,127	73,903	301,662	1,023,537	2,771,417

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2017
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	~~W~~	3,589,642	983,260	324,246	1,940,542	1,652,631	8,490,321
Trading assets		1,911,537	6,314	181,023	—	233,924	2,332,798
Financial assets designated at FVTPL (*1)		884,946	—	—	—	197	885,143
Derivative assets		74,083	4	766	203	1,455	76,511
Loans		14,967,502	5,741,854	1,196,346	2,774,264	5,059,707	29,739,673
AFS financial assets (*2)		2,725,039	113,239	52,583	395,150	666,486	3,952,497
HTM financial assets (*3)		1,513,025	137,100	—	37,096	1,000,064	2,687,285
Other financial assets		1,646,688	288,243	154,853	458,166	289,715	2,837,665

	~~W~~	27,312,462	7,270,014	1,909,817	5,605,421	8,904,179	51,001,893

Liabilities:
Deposits	~~W~~	12,367,273	6,307,142	759,380	4,289,224	4,930,479	28,653,498
Trading liabilities		2,602	—	—	—	434,586	437,188
Financial liabilities designated at FVTPL (*1)		983,382	—	—	—	—	983,382
Derivative liabilities		105,141	195	631	4,734	713	111,414
Borrowings		5,385,706	294,000	231,539	407,678	68,988	6,387,911
Debt securities issued		4,913,896	249,616	31,981	196,380	1,018,628	6,410,501
Other financial liabilities		2,612,191	208,516	208,665	472,207	278,181	3,779,760

	~~W~~	26,370,191	7,059,469	1,232,196	5,370,223	6,731,575	46,763,654

Net assets	~~W~~	942,271	210,545	677,621	235,198	2,172,604	4,238,239
Off-balance derivative exposure		130,976	6,094	(586,904)	80,183	(623,648)	(993,299)

Net position	~~W~~	1,073,247	216,639	90,717	315,381	1,548,956	3,244,940

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

(d)	Liquidity risk

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

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2016 and 2017 are as follows:

	2016
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	~~W~~	15,619,847	1,282,950	1,065,296	1,219,959	37,590	38,481	19,264,123
Trading assets (*2)		26,496,604	30,052	42,351	70,706	36,226	20,014	26,695,953
Financial assets designated at fair value through profit or loss		2,481,122	1,029	21,342	—	606,257	306,534	3,416,284
Loans		30,017,816	32,259,593	40,491,876	57,580,253	72,248,194	53,783,871	286,381,603
Available-for-sale financial assets (*2)		31,847,430	1,286,987	—	1,515,705	68,025	2,956,893	37,675,040
Held-to-maturity financial assets		185,988	260,512	180,403	1,513,782	10,755,027	12,824,191	25,719,903
Other financial assets		12,434,933	15,915	17,036	359,283	1,159,021	92,494	14,078,682

	~~W~~	119,083,740	35,137,038	41,818,304	62,259,688	84,910,340	70,022,478	413,231,588

Liabilities:
Deposits (*3)	~~W~~	121,707,981	22,583,391	29,620,700	49,624,644	14,144,690	3,032,191	240,713,597
Trading liabilities		1,976,760	—	—	—	—	—	1,976,760
Financial liabilities designated at fair value through profit or loss		429,578	452,306	475,221	1,380,011	5,412,373	1,084,419	9,233,908
Borrowings		13,697,990	1,914,573	1,293,030	2,715,323	4,191,730	1,692,283	25,504,929
Debt securities issued		1,394,163	2,435,353	4,597,809	7,371,729	26,138,646	5,492,930	47,430,630
Other financial liabilities		15,926,502	42,045	307,056	126,355	367,888	59,365	16,829,211

	~~W~~	155,132,974	27,427,668	36,293,816	61,218,062	50,255,327	11,361,188	341,689,035

Off balance (*4):
Finance guarantee contracts	~~W~~	3,424,022	—	—	—	—	—	3,424,022
Loan commitments and other		76,173,506	—	—	—	—	—	76,173,506

	~~W~~	79,597,528	—	—	—	—	—	79,597,528

Derivatives (*5):
Cash inflows	~~W~~	2,952,185	514,990	819,654	1,979,609	1,361,541	117,374	7,745,353
Cash outflows		(3,161,870)	(513,356)	(798,321)	(1,884,914)	(1,128,730)	(26,054)	(7,513,245)

	~~W~~	(209,685)	1,634	21,333	94,695	232,811	91,320	232,108

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2017
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	~~W~~	19,576,010	868,907	945,027	1,290,451	8,320	49,767	22,738,482
Trading assets (*2)		27,327,076	627,936	247,905	54,631	183,577	31,862	28,472,987
Financial assets designated at fair value through profit or loss		2,819,112	35,001	91,487	20,097	364,898	248,609	3,579,204
Loans		29,831,671	34,176,546	43,120,328	63,496,597	76,247,244	59,983,675	306,856,061
Available-for-sale financial assets (*2)		37,273,740	352,098	20,013	2,472,184	408,106	1,598,529	42,124,670
Held-to-maturity financial assets		153,833	178,514	309,115	1,672,095	15,018,937	14,954,247	32,286,741
Other financial assets		10,457,000	13,915	22,999	401,431	1,151,508	104,097	12,150,950

	~~W~~	127,438,442	36,252,917	44,756,874	69,407,486	93,382,590	76,970,786	448,209,095

Liabilities:
Deposits (*3)	~~W~~	130,916,019	21,725,284	31,482,983	52,440,287	16,137,734	1,940,194	254,642,501
Trading liabilities		1,848,490	—	—	—	—	—	1,848,490
Financial liabilities designated at fair value through profit or loss		303,065	324,807	548,868	916,388	5,106,209	1,098,518	8,297,855
Borrowings		15,286,424	2,543,847	1,655,662	2,823,721	3,658,670	1,844,417	27,812,741
Debt securities issued		2,261,028	3,717,185	3,651,503	10,565,098	30,391,156	4,224,471	54,810,441
Other financial liabilities		19,387,718	42,948	137,810	335,104	363,245	59,188	20,326,013

	~~W~~	170,002,744	28,354,071	37,476,826	67,080,598	55,657,014	9,166,788	367,738,041

Off balance (*4):
Finance guarantee contracts	~~W~~	3,267,707	—	—	—	—	—	3,267,707
Loan commitments and other		76,929,515	—	—	—	—	—	76,929,515

	~~W~~	80,197,222	—	—	—	—	—	80,197,222

Derivatives (*5):
Cash inflows	~~W~~	3,735,274	790,313	829,659	1,411,010	2,684,189	143,032	9,593,477
Cash outflows		(3,324,459)	(498,396)	(727,887)	(1,321,939)	(2,594,372)	(60,717)	(8,527,770)

	~~W~~	410,815	291,917	101,772	89,071	89,817	82,315	1,065,707

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Available-for-sale financial assets and trading assets which are not restricted for sale and measured at market prices were included in the ‘Less than 1 month’ category; and the other available-for-sale financial assets and trading assets are classified by the earliest maturities available for sale.
(*3)	Demand deposits amounting to ~~W~~93,639,192 million and ~~W~~102,928,642 million as of December 31, 2016 and 2017 are included in the ‘Less than 1 month’ category, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.
(*5)	Derivatives held for trading are presented as less than one month because contractual maturities are not essential for an understanding of the timing of the cash flows. Derivatives entered into for the purpose of hedging are presented by maturity.
(*6)	As of December 31, 2016 and 2017, unused credit commitments that the Group should fulfill the obligation immediately when the credit card members request payments amounted to ~~W~~61,184,194 million and ~~W~~63,745,952 million, respectively.

(e)	Measurement of fair value

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

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i) Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of December 31, 2016 and 2017 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	8,633,933	13,721,703	34,928	22,390,564
Equity securities		1,375,463	2,634,532	47,549	4,057,544
Gold deposits		247,845	—	—	247,845
Financial assets designated at fair value through profit or loss:
Debt securities and others		393,749	1,541,608	292,829	2,228,186
Equity securities		3,868	862,838	321,210	1,187,916
Derivative assets:
Trading		17,316	2,704,643	104,683	2,826,642
Hedging		—	168,551	7,666	176,217
Available-for-sale financial assets:
Debt securities		8,127,404	24,365,862	328,805	32,822,071
Equity securities		897,536	388,448	3,554,636	4,840,620

	~~W~~	19,697,114	46,388,185	4,692,306	70,777,605

Financial liabilities:
Trading liabilities:
Securities sold	~~W~~	1,490,765	—	—	1,490,765
Gold deposits		485,995	—	—	485,995
Financial liabilities designated at fair value through profit or loss:
Deposits		—	4,277	2,005	6,282
Securities sold		10,134	—	—	10,134
Derivatives-combined securities		—	1,644,904	7,572,322	9,217,226
Derivative liabilities:
Trading		14,130	2,715,327	345,357	3,074,814
Hedging		—	194,302	259,128	453,430

	~~W~~	2,001,024	4,558,810	8,178,812	14,738,646

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2017
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	5,897,898	17,479,033	263,715	23,640,646
Equity securities		1,350,888	2,872,437	411,028	4,634,353
Gold deposits		189,297	—	—	189,297
Financial assets designated at fair value through profit or loss:
Debt securities and others		569,259	1,509,023	266,419	2,344,701
Equity securities		3,475	948,705	282,176	1,234,356
Derivative assets:
Trading		31,858	2,955,377	293,540	3,280,775
Hedging		—	117,603	1,800	119,403
Available-for-sale financial assets:
Debt securities		10,493,483	26,286,175	406,894	37,186,552
Equity securities		427,227	613,616	3,889,542	4,930,385

	~~W~~	18,963,385	52,781,969	5,815,114	77,560,468

Financial liabilities:
Trading liabilities:
Securities sold	~~W~~	1,413,904	—	—	1,413,904
Gold deposits		434,586	—	—	434,586
Financial liabilities designated at fair value through profit or loss:
Securities sold		36,973	—	—	36,973
Derivatives-combined securities		—	986,882	7,273,754	8,260,636
Derivative liabilities:
Trading		20,738	2,706,249	77,847	2,804,834
Hedging		—	257,665	425,162	682,827

	~~W~~	1,906,201	3,950,796	7,776,763	13,633,760

•	There was no transfer between level 1 and level 2 for the years ended December 31, 2016 and 2017.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2016 and 2017 are as follows:

	2016
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		5,026	6,020	28,645	141,080	(508,916)
Recognized in other comprehensive income (loss) for the year		—	—	(81,812)	—	—

		5,026	6,020	(53,167)	141,080	(508,916)
Purchase		76,810	337,012	1,308,840	10,226	—
Issue		—	—	—	—	(5,402,714)
Settlement		(200,962)	(180,117)	(359,694)	40,710	4,781,924
Transfer in (*2)		—	—	20,382	19,689	—
Transfer out (*2)		—	—	(11,978)	—	—

Ending balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)

	2017
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		41,127	(9,202)	(200,701)	634,438	(913,760)
Recognized in other comprehensive income (loss) for the year		—	—	(3,149)	—	—

		41,127	(9,202)	(203,850)	634,438	(913,760)
Purchase		589,144	210,856	1,150,904	29,333	—
Issue		—	—	—	4,541	(8,710,656)
Settlement		(139,562)	(267,098)	(565,146)	(383,873)	9,924,989
Transfer in (*2)		101,557	—	31,087	28	—
Transfer out (*2)		—	—	—	—	—

Ending balance	~~W~~	674,743	548,595	4,296,436	(207,669)	(7,273,754)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2016 and 2017, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2016			2017
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	332,400	37,466	843,657	121,643
Gain (loss) on financial instruments designated at FVTPL		(502,896)	(169,424)	(922,962)	(129,654)
Gain (loss) on disposal of available-for-sale financial assets		25,546	354	17,193	977
Impairment losses on financial assets		(6,685)	(5,964)	(180,206)	(180,206)
Other operating income (expenses)		(176,510)	(176,359)	(205,780)	(216,135)

	~~W~~	(328,145)	(313,927)	(448,098)	(403,375)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2017 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF (*1)	~~W~~	17,479,033	Discount rate
Equity securities	NAV (*2)		2,872,437	Discount rate, Price of underlying assets

			20,351,470

Financial assets designated at fair value through profit or loss:
Debt securities	DCF (*1)		1,509,023	Discount rate
Equity securities	NAV (*2)		948,705	Discount rate, Price of underlying assets

			2,457,728

Derivative assets:
Trading	Option model, DCF (*1)		2,955,377	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			117,603

			3,072,980

Available-for-sale financial assets:
Debt securities	DCF (*1)		26,286,175	Discount rate, growth rate, Price of underlying assets
Equity securities	NAV (*2)		613,616

			26,899,791

		~~W~~	52,781,969

Liabilities
Financial liabilities designated at fair value through profit or loss:
Others	DCF (*1)	~~W~~	986,882	Discount rate
Derivative liabilities:
Trading	Option model, DCF (*1)		2,706,249	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			257,665

			2,963,914

		~~W~~	3,950,796

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2017 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial assets
Trading assets:
Debt securities	DCF Option model (*1)	~~W~~	263,715	The volatility of the underlying asset	3.16%~7.51%
Equity securities	NAV		411,028

			674,743

Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF		548,595	The volatility of the underlying asset Correlations	0.66%~44.4% 0.00%~89.54%
Derivative assets:
Equity and foreign exchange related	Option model (*1)		203,028	The volatility of the underlying asset Correlations	1.32%~44.40% 0.00%~81.99%
Interest rates related	Option model (*1)		35,795	The volatility of the underlying asset Regression coefficient Correlations	0.42%~62.19% 0.42%~1.65% 0.00%~90.9%
Credit and commodity related	Option model (*1)		56,517	The volatility of the underlying asset Correlations	35.8%~35.92% 0.00%~92.91%

			295,340

Available-for-sale financial assets:
Debt securities	DCF		406,894	Discount rate Growth rate	1.98%~20.51% 0.00%~3.00%
Equity securities	NAV		3,889,542

			4,296,436

		~~W~~	5,815,114

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

Type of financial instrument	Valuation technique	Carrying value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model (*1)	~~W~~7,273,754	The volatility of the underlying asset Correlations	0.00%~95.69% 21.14%~100.0%
Derivative liabilities:
Equity and foreign exchange related	Option model (*1)	23,482	The volatility of the underlying asset Correlations	1.32%~44.40% 0.00%~81.92%
Interest rates related	Option model (*1)	451,034	The volatility of the underlying asset Regression coefficient Correlations	0.50%~0.85% 1.65%~2.77% 31.53%~90.99%
Credit and commodity related	Option model (*1)	28,493	The volatility of the underlying asset Correlations	9.65%~35.92% 21.14%~100%

		503,009

		~~W~~7,776,763

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2016 and 2017.

	2016
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	2,737	(3,260)
Derivative assets		38,746	(17,927)

		41,483	(21,187)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		59,782	(34,830)

	~~W~~	101,265	(56,017)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	80,057	(108,955)
Derivative liabilities		80,589	(49,740)

	~~W~~	160,646	(158,695)

	2017
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	~~W~~	2,792	(2,742)
Financial assets designated at fair value through profit or loss		1,843	(1,941)
Derivative assets		29,059	(28,077)

		33,694	(32,760)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		39,460	(25,505)

	~~W~~	73,154	(58,265)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	72,063	(56,754)
Derivative liabilities		32,770	(33,343)

	~~W~~	104,833	(90,097)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii) Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is based on the published price quotations in an active market. In case there is no observable market price, it is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2016 and 2017 are as follows:

	2016			2017
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	259,010,575	260,900,185	275,565,766	275,988,557
Held-to-maturity financial assets		19,805,084	20,732,400	24,990,680	25,390,335
Other financial assets		13,975,889	13,994,180	12,041,304	12,038,310

	~~W~~	292,791,548	295,626,765	312,597,750	313,417,202

Liabilities:
Deposits	~~W~~	235,137,958	235,175,778	249,419,224	249,333,154
Borrowings		25,294,241	25,340,042	27,586,610	27,596,841
Debt securities issued		44,326,785	44,651,811	51,340,821	51,277,693
Other financial liabilities		16,848,941	16,813,145	20,205,312	20,179,542

	~~W~~	321,607,925	321,980,776	348,551,967	348,387,230

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of December 31, 2016 and 2017 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	11,236	2,019,178	258,869,771	260,900,185
Held-to-maturity financial assets		7,658,696	13,073,704	—	20,732,400
Other financial assets		32,952	9,882,610	4,078,618	13,994,180

	~~W~~	7,702,884	24,975,492	262,948,389	295,626,765

Liabilities:
Deposits	~~W~~	2,584,682	95,123,504	137,467,592	235,175,778
Borrowings		6,116,774	812,184	18,411,084	25,340,042
Debt securities issued in won		—	28,927,528	15,724,283	44,651,811
Other financial liabilities		37,061	4,741,882	12,034,202	16,813,145

	~~W~~	8,738,517	129,605,098	183,637,161	321,980,776

	2017
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	3,065	845,567	275,139,925	275,988,557
Held-to-maturity financial assets		7,851,134	17,539,201	—	25,390,335
Other financial assets		79,889	6,832,567	5,125,854	12,038,310

	~~W~~	7,934,088	25,217,335	280,265,779	313,417,202

Liabilities:
Deposits	~~W~~	2,922,841	105,939,876	140,470,437	249,333,154
Borrowings		5,958,846	566,718	21,071,277	27,596,841
Debt securities issued in won		—	33,622,407	17,655,286	51,277,693
Other financial liabilities		84,665	5,642,143	14,452,734	20,179,542

	~~W~~	8,966,352	145,771,144	193,649,734	348,387,230

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2016 and 2017 are as follows:

	2016
	Fair value (*2)		Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Loans	~~W~~	2,019,178	DCF (*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		13,073,704	DCF (*1)	Discount rate
Other financial assets		9,882,609	DCF (*1)	Discount rate

		24,975,491

Liabilities
Deposits		95,123,504	DCF (*1)	Discount rate
Borrowings		812,184	DCF (*1)	Discount rate
Debt securities issued		27,838,862	DCF (*1)	Discount rate
Other financial liabilities		4,741,881	DCF (*1)	Discount rate

	~~W~~	128,516,431

Financial instruments classified as level 3 :
Assets
Loans	~~W~~	258,869,771	DCF (*1)	Discount rate, credit spread, prepayment rate
Other financial assets		4,078,168	DCF (*1)	Discount rate

		262,947,939

Liabilities
Deposits		137,467,592	DCF (*1)	Discount rate
Borrowings		18,351,084	DCF (*1)	Discount rate
Debt securities issued		15,724,283	DCF (*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		12,033,429	DCF (*1)	Discount rate

	~~W~~	183,576,388

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2017
	Fair value (*2)		Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Loans	~~W~~	845,567	DCF (*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		17,539,201	DCF (*1)	Discount rate
Other financial assets		6,832,567	DCF (*1)	Discount rate

		25,217,335

Liabilities
Deposits		105,939,876	DCF (*1)	Discount rate
Borrowings		566,718	DCF (*1)	Discount rate
Debt securities issued		33,622,407	DCF (*1)	Discount rate
Other financial liabilities		5,642,143	DCF (*1)	Discount rate

	~~W~~	145,771,144

Financial instruments classified as level 3 :
Assets
Loans	~~W~~	275,139,925	DCF (*1)	Discount rate, credit spread, prepayment rate
Other financial assets		5,125,854	DCF (*1)	Discount rate

		280,265,779

Liabilities
Deposits		140,470,437	DCF (*1)	Discount rate
Borrowings		21,071,277	DCF (*1)	Discount rate
Debt securities issued		17,655,286	DCF (*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		14,452,734	DCF (*1)	Discount rate

	~~W~~	193,649,734

(*1)	DCF : discounted cash flow
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

iii) Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2016 and 2017

	2016		2017
Beginning balance	~~W~~	(102,016)	(89,695)
Deferral on new transactions		(70,948)	(108,832)
Recognized in profit for the year		83,269	66,063

Ending balance	~~W~~	(89,695)	(132,464)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized cost are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2016 and 2017 are as follows:

	2016
	Trading assets		FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	19,181,165	—	19,181,165
Trading assets		26,695,953	—	—	—	—	—	26,695,953
Financial assets designated at FVTPL		—	3,416,102	—	—	—	—	3,416,102
Derivatives		2,826,642	—	—	—	—	176,217	3,002,859
Loans		—	—	—	—	259,010,575	—	259,010,575
AFS financial assets		—	—	37,662,691	—	—	—	37,662,691
HTM financial assets		—	—	—	19,805,084	—	—	19,805,084
Other		—	—	—	—	13,975,889	—	13,975,889

	~~W~~	29,522,595	3,416,102	37,662,691	19,805,084	292,167,629	176,217	382,750,318

	2016
	Trading liabilities		FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	235,137,958	—	235,137,958
Trading liabilities		1,976,760	—	—	—	1,976,760
Financial liabilities designated at FVTPL		—	9,233,642	—	—	9,233,642
Derivatives		3,074,814	—	—	453,430	3,528,244
Borrowings		—	—	25,294,241	—	25,294,241
Debt securities issued		—	—	44,326,785	—	44,326,785
Other		—	—	16,848,941	—	16,848,941

	~~W~~	5,051,574	9,233,642	321,607,925	453,430	336,346,571

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2017
	Trading assets		FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	22,668,598	—	22,668,598
Trading assets		28,464,296	—	—	—	—	—	28,464,296
Financial assets designated at FVTPL		—	3,579,057	—	—	—	—	3,579,057
Derivatives		3,280,775	—	—	—	—	119,403	3,400,178
Loans		—	—	—	—	275,565,766	—	275,565,766
AFS financial assets		—	—	42,116,937	—	—	—	42,116,937
HTM financial assets		—	—	—	24,990,680	—	—	24,990,680
Other		—	—	—	—	12,041,304	—	12,041,304

	~~W~~	31,745,071	3,579,057	42,116,937	24,990,680	310,275,668	119,403	412,826,816

	2017
	Trading liabilities		FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	249,419,224	—	249,419,224
Trading liabilities		1,848,490	—	—	—	1,848,490
Financial liabilities designated at FVTPL		—	8,297,609	—	—	8,297,609
Derivatives		2,804,834	—	—	682,827	3,487,661
Borrowings		—	—	27,586,610	—	27,586,610
Debt securities issued		—	—	51,340,821	—	51,340,821
Other		—	—	20,205,312	—	20,205,312

	~~W~~	4,653,324	8,297,609	348,551,967	682,827	362,185,727

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(g)	Transfer of financial instruments

i) Transfers that do not qualify for derecognition

•	Bonds sold under repurchase agreements as of December 31, 2016 and 2017 are as follows:

	2016		2017
Transferred asset:
Financial assets at fair value through profit or loss	~~W~~	7,011,684	7,688,025
Available-for-sale financial assets		1,104,923	1,240,063
Held-to-maturity financial assets		489,204	615,352
Loans		200	51,900

	~~W~~	8,606,011	9,595,340

Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	8,082,626	9,057,138

•	Securities loaned as of December 31, 2016 and 2017 are as follows:

	2016		2017	Borrowers
Government bonds	~~W~~	414,745	530,607	Korea Securities Finance Corp., Korea Securities Depository and others
Financial institutions bonds		260,014	319,581	Korea Securities Finance Corp., Korea Securities Depository
Equity securities		10,333	—	JP MORGAN SECURITIES

	~~W~~	685,092	850,188

ii) Financial instruments qualified for derecognition and continued involvement

There was no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2016 and 2017.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2016 and 2017 are as follows:

	2016
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	2,980,805	—	2,980,805	5,049,847	296,155	1,922,783
Other financial instruments (*1)		4,904,754	616,774	4,287,980
Bonds purchased under repurchase agreements (*2)		12,005,767	—	12,005,767	11,491,811	—	513,956
Securities loaned (*2)		685,091	—	685,091	338,947	—	346,144
Domestic exchange settlement debit (*3)		30,589,675	24,486,360	6,103,315	27,156	—	6,076,159
Receivables from disposal of securities (*4)		1,891	495	1,396	—	—	1,396
Insurance receivables		4,069	—	4,069	2,450	—	1,619

		51,172,052	25,103,629	26,068,423	16,910,211	296,155	8,862,057

Liabilities:
Derivatives (*1)		4,438,363	—	4,438,363	5,058,660	467,195	2,661,326
Other financial instruments (*1)		4,365,592	616,774	3,748,818
Bonds purchased under repurchase agreements (*2)		8,082,626	—	8,082,626	8,082,626	—	—
Securities borrowed (*2)		1,490,765	—	1,490,765	1,490,765	—	—
Domestic exchange settlement pending (*3)		25,448,312	24,486,360	961,952	957,406	—	4,546
Payable from purchase of securities (*4)		500	495	5	5	—	—
Insurance payables		2,450	—	2,450	2,450	—	—

	~~W~~	43,828,608	25,103,629	18,724,979	15,591,912	467,195	2,665,872

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2017
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	3,219,982	—	3,219,982	5,626,795	318,813	1,650,337
Other financial instruments (*1)		5,911,577	1,535,614	4,375,963
Bonds purchased under repurchase agreements (*2)		12,861,514	—	12,861,514	12,312,131	—	549,383
Securities loaned (*2)		850,188	—	850,188	633,407	—	216,781
Domestic exchange settlement debit (*3)		33,367,006	30,367,425	2,999,581	79,882	—	2,919,699
Receivables from disposal of securities (*4)		15,568	1,152	14,416	—	—	14,416
Insurance receivables		6,807	—	6,807	3,376	—	3,431

		56,232,642	31,904,191	24,328,451	18,655,591	318,813	5,354,047

Liabilities:
Derivatives (*1)		12,625,941	—	12,625,941	6,378,052	—	9,907,535
Other financial instruments (*1)		5,195,260	1,535,614	3,659,646
Bonds purchased under repurchase agreements (*2)		9,057,138	—	9,057,138	9,057,138	—	—
Securities borrowed (*2)		1,450,877	—	1,450,877	1,450,877	—	—
Domestic exchange settlement pending (*3)		32,202,236	30,367,425	1,834,811	1,763,331	—	71,480
Payable from purchase of securities (*4)		1,519	1,152	367	326	—	41
Insurance payables		3,376	—	3,376	3,376	—	—

	~~W~~	60,536,347	31,904,191	28,632,156	18,653,100	—	9,979,056

(*1)	The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.
(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)	The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.
(*4)	Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(i)	Capital risk management

The controlling company, banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2016 and 2017 are as follows:

	2016		2017
Capital :
Tier I common equity capital	~~W~~	25,325,054	26,756,509
Additional tier 1 capital		885,366	916,383

Tier I capital		26,210,420	27,672,892
Tier II capital		3,576,095	3,040,572

Total capital (A)	~~W~~	29,786,515	30,713,464

Total risk-weighted assets (B)	~~W~~	198,642,643	207,768,636

Capital adequacy ratio (A/B)		15.00%	14.78%
Tier I capital adequacy ratio		13.19%	13.32%
Common equity capital adequacy ratio		12.75%	12.88%

As of December 31, 2016 and 2017, the Group met the regulatory capital ratio above 8%.

Shinhan Life Insurance measures and manages RBC (risk based capital) ratio according to the Regulation on Supervision of Insurance Business to maintain required capital for the solvency margin.

As of December 31, 2016 and 2017, the Group’s BIS capital ratio and Shinhan Life Insurance’s RBC ratio exceed the regulatory minimum ratios.

5.	Significant estimate and judgment

The preparation of consolidated financial statements requires the application of certain critical accounting judgments and assumptions relative to the future. Management’s estimate of the outcome may differ from an actual outcome if managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment. The change in an accounting estimate is recognized prospectively in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

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

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized and the taxable profit will be created in appropriate periods. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the year when the final tax effect is finalized.

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

(f)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group generally considers the decline in the fair value of more than 30% below the original cost as “significant decline” and the status when the market price for marketable equity is less than the acquisition costs of instruments for six consecutive months as a “prolonged decline”.

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

6.	Investment in subsidiaries

(a)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the controlling company and the Group’s major subsidiaries as of December 31, 2016 and 2017 are as follows:

	2016				2017
	Total assets		Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Financial Group (Separate)	~~W~~	27,195,607	6,977,746	20,217,861	27,639,783	7,447,705	20,192,078
Shinhan Bank		302,854,623	281,387,650	21,466,973	324,312,890	301,660,027	22,652,863
Shinhan Card Co., Ltd.		24,419,886	18,537,340	5,882,546	26,367,562	20,092,443	6,275,119
Shinhan Investment Corp.		25,554,489	22,478,057	3,076,432	28,644,288	25,391,599	3,252,689
Shinhan Life Insurance Co., Ltd.		27,499,836	25,814,288	1,685,548	29,719,359	27,987,427	1,731,932
Shinhan Capital Co., Ltd.		4,506,750	3,862,388	644,362	5,315,366	4,603,786	711,580
Jeju Bank		5,184,831	4,849,180	335,651	5,562,924	5,158,123	404,801
Shinhan Credit Information Co., Ltd.		23,077	8,897	14,180	22,726	8,144	14,582
Shinhan Alternative Investment Management Inc.		114,853	103,358	11,495	86,902	76,250	10,652
Shinhan BNP Paribas AMC		161,161	13,354	147,807	174,839	18,286	156,553
SHC Management Co., Ltd.		8,474	262	8,212	9,438	190	9,248
Shinhan Data System		34,403	21,565	12,838	39,799	24,446	15,353
Shinhan Savings Bank		970,146	839,328	130,818	1,287,170	1,139,533	147,637
Shinhan Aitas Co., Ltd.		53,886	8,434	45,452	58,158	6,209	51,949
Shinhan REITs Management		—	—	—	29,319	71	29,248

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries (continued)
ii)	Condensed comprehensive income statement for the controlling company and the Group’s major subsidiaries for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015				2016			2017
	Operating revenue		Net income	Total com- prehensive income	Operating revenue	Net income	Total com- prehensive income	Operating revenue	Net income	Total com- prehensive income
Shinhan Financial Group (separate)	~~W~~	1,201,949	893,041	893,328	1,739,924	1,470,250	1,469,850	1,008,868	754,727	755,018
Shinhan Bank		14,656,853	1,489,988	1,197,961	16,672,337	1,940,621	1,717,969	21,240,193	1,711,233	1,495,500
Shinhan Card Co., Ltd.		4,740,139	694,774	629,164	4,672,819	707,344	558,438	5,186,592	898,723	787,956
Shinhan Investment Corp.		4,734,162	215,454	225,342	4,549,941	115,440	120,238	5,558,862	211,919	195,910
Shinhan Life Insurance Co., Ltd.		5,460,671	100,221	115,083	5,693,702	150,556	109,754	5,997,997	120,642	46,062
Shinhan Capital Co., Ltd.		380,867	46,081	52,754	302,710	33,868	34,059	351,772	87,647	88,128
Jeju Bank		167,479	19,397	14,665	190,191	25,160	19,969	208,661	25,143	22,053
Shinhan Credit Information Co., Ltd.		27,279	723	610	24,975	(1,174)	(1,047)	32,836	340	377
Shinhan Alternative Investment Management Inc.		373,577	6,401	6,602	2,404	512	844	29,410	(844)	(842)
Shinhan BNP Paribas AMC		83,718	23,653	23,721	69,834	14,302	14,363	77,474	19,705	20,073
SHC Management Co., Ltd.		287	215	215	115	416	416	177	1,036	1,036
Shinhan Data System		73,096	1,046	872	79,004	1,186	2,617	79,063	1,404	2,482
Shinhan Savings Bank		60,927	8,017	5,198	64,229	12,505	11,170	78,516	16,800	16,757
Shinhan Aitas Co., Ltd.		32,949	6,415	6,415	37,061	7,631	7,631	40,781	6,481	6,481
Shinhan REITs Management		—	—	—	—	—	—	70	(752)	(752)

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries (continued)

(b)	Change in subsidiaries

i) Change in material consolidated subsidiaries during the year ended December 31, 2016 are as follows:

	Company	Description
Included	Shinhan Microfinance Co., Ltd.	Newly established subsidiary
”	PT Shinhan Sekuritas Indonesia	Acquisition
Excluded	PT Centratama Nasional Bank	Business combination under common control
”	HKC&T Co., Ltd.	Liquidation

ii) Change in material consolidated subsidiaries during the year ended December 31, 2017 are as follows:

	Company	Description
Included	Shinhan REITs Management	Newly invested subsidiary

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

7.	Operating segments

(a)	Segment information

The general descriptions for operating segments are as follows:

Segment	Description
Banking	The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

Securities	Securities segment comprise securities trading, underwriting and brokerage services.

Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance.

Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

(b)	The following tables provide information of income and expense for each operating segment for the years ended December 31, 2015, 2016 and 2017.

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	4,246,146	1,350,968	444,271	675,760	(32,274)	8,062	6,692,933
Net fees and commission income		689,122	433,441	266,529	32,232	194,530	5,125	1,620,979
Impairment losses on financial assets		(800,893)	(305,876)	(3,353)	(31,383)	(124,534)	1,986	(1,264,053)
General and administrative expenses		(2,779,864)	(830,355)	(479,567)	(204,975)	(244,929)	64,622	(4,475,068)
Other income (expense), net		294,633	319,758	34,080	(340,012)	174,140	(84,249)	398,350

Operating income		1,649,144	967,936	261,960	131,622	(33,067)	(4,454)	2,973,141
Equity method income (loss)		13,399	—	1,478	(277)	5,601	770	20,971
Income tax expense		363,928	209,916	62,668	32,356	28,519	(2,768)	694,619

Profit (loss) for the period	~~W~~	1,426,006	778,153	215,454	100,221	(59,454)	(14,422)	2,445,958

Controlling interest	~~W~~	1,425,672	778,153	215,454	100,221	(66,492)	(85,837)	2,367,171
Non-controlling interests		334	—	—	—	7,038	71,415	78,787

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	4,605,046	1,484,697	390,761	704,489	13,028	7,345	7,205,366
Net fees and commission income		717,097	408,601	248,845	19,068	169,081	2,847	1,565,539
Impairment losses on financial assets		(746,126)	(347,179)	(8,035)	(9,559)	(85,009)	245	(1,195,663)
General and administrative expenses		(2,907,314)	(802,037)	(406,017)	(227,639)	(215,759)	50,191	(4,508,575)
Other income (expense), net		190,909	296,829	(82,480)	(326,251)	43,783	(80,815)	41,975

Operating income		1,859,612	1,040,911	143,074	160,108	(74,876)	(20,187)	3,108,642
Equity method income		8,615	—	(273)	(1,188)	4,277	(1,436)	9,995
Income tax expense		64,214	235,140	30,066	2,951	14,190	(1,008)	345,553

Profit (loss) for the period	~~W~~	1,866,811	806,313	115,440	150,556	(79,150)	(35,051)	2,824,919

Controlling interest	~~W~~	1,866,446	814,836	115,438	150,556	(79,151)	(93,347)	2,774,778
Non-controlling interests		365	(8,523)	2	—	1	58,296	50,141

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,107,888	1,501,054	433,047	727,917	69,231	3,816	7,842,953
Net fees and commission income		816,795	359,408	297,718	53,271	180,510	3,252	1,710,954
Impairment losses on financial assets		(676,057)	(291,694)	(15,752)	(13,162)	(36,830)	18,596	(1,014,899)
General and administrative expenses		(3,149,436)	(831,927)	(444,935)	(222,650)	(234,649)	72,399	(4,811,198)
Other income (expense), net		(11,556)	567,234	(17,229)	(385,226)	53,815	(106,173)	100,865

Operating income		2,087,634	1,304,075	252,849	160,150	32,077	(8,110)	3,828,675
Equity method income (loss)		1,306	—	12,081	(910)	8,796	(880)	20,393
Income tax expense		418,409	285,853	63,472	41,441	32,805	6,153	848,133

Profit (loss) for the period	~~W~~	1,622,344	1,012,755	211,919	120,642	9,600	(29,136)	2,948,124

Controlling interest	~~W~~	1,622,103	1,027,823	211,907	120,642	9,600	(74,340)	2,917,735
Non-controlling interests		241	(15,068)	12	—	—	45,204	30,389

(c)	The following tables provide information of net interest income of each operating segment for the years ended December 31, 2015, 2016 and 2017.

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	4,253,559	1,390,469	450,019	674,708	(75,822)	—	6,692,933
Internal transactions		(7,413)	(39,501)	(5,748)	1,052	43,548	8,062	—

	~~W~~	4,246,146	1,350,968	444,271	675,760	(32,274)	8,062	6,692,933

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	4,610,536	1,507,748	392,973	704,188	(10,079)	—	7,205,366
Internal transactions		(5,490)	(23,051)	(2,212)	301	23,107	7,345	—

	~~W~~	4,605,046	1,484,697	390,761	704,489	13,028	7,345	7,205,366

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	5,113,584	1,517,399	427,888	727,975	56,107	—	7,842,953
Internal transactions		(5,696)	(16,345)	5,159	(58)	13,124	3,816	—

	~~W~~	5,107,888	1,501,054	433,047	727,917	69,231	3,816	7,842,953

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

(d)	The following tables provide information of net fees and commission income of each operating segment for the years ended December 31, 2015, 2016 and 2017.

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	730,799	460,314	274,833	40,638	114,395	—	1,620,979
Internal transactions		(41,677)	(26,873)	(8,304)	(8,406)	80,135	5,125	—

	~~W~~	689,122	433,441	266,529	32,232	194,530	5,125	1,620,979

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	744,464	427,592	255,999	26,769	110,715	—	1,565,539
Internal transactions		(27,367)	(18,991)	(7,154)	(7,701)	58,366	2,847	—

	~~W~~	717,097	408,601	248,845	19,068	169,081	2,847	1,565,539

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	844,349	384,356	306,407	60,555	115,287	—	1,710,954
Internal transactions		(27,554)	(24,948)	(8,689)	(7,284)	65,223	3,252	—

	~~W~~	816,795	359,408	297,718	53,271	180,510	3,252	1,710,954

(e)	Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2015, 2016 and 2017.

	2015		2016	2017
Domestic	~~W~~	2,727,862	2,876,073	3,503,429
Overseas		245,279	232,569	325,246

	~~W~~	2,973,141	3,108,642	3,828,675

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

The following table provides information of non-current assets by geographical area as of December 31, 2016 and 2017.

	2016		2017
Domestic	~~W~~	7,568,195	7,513,736
Overseas		157,105	198,308

	~~W~~	7,725,300	7,712,044

Non-current	assets comprise property and equipment, intangible assets and investment properties.

8.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2016 and 2017 are as follows:

	2016		2017
Cash and cash equivalents	~~W~~	1,814,497	1,792,527
Deposits in won:
Reserve deposits		2,857,672	8,689,515
Time deposits		1,916,936	1,361,612
Certificate of deposits		19,897	—
Other		4,867,510	3,023,087

		9,662,015	13,074,214

Deposits in foreign currency:
Deposits		3,789,527	4,064,408
Time deposits		3,286,152	3,053,464
Other		644,684	698,039

		7,720,363	7,815,911

Allowance for credit losses		(15,710)	(14,054)

	~~W~~	19,181,165	22,668,598

(b)	Restricted due from banks as of December 31, 2016 and 2017 are as follows:

	2016		2017
Deposits denominated in won:
Reserve deposits	~~W~~	2,857,672	8,689,515
Other (*)		4,868,867	3,628,419

		7,726,539	12,317,934
Deposits denominated in foreign currency		1,379,514	1,117,597

	~~W~~	9,106,053	13,435,531

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

9.	Trading assets

Trading assets as of December 31, 2016 and 2017 are as follows:

	2016		2017
Debt securities:
Governments	~~W~~	4,337,224	3,254,587
Financial institutions		7,461,375	8,014,128
Corporations		4,342,496	5,097,200
Commercial Papers		4,350,252	3,625,436
CMA (*)		1,793,312	3,157,475
Others		105,905	491,820

		22,390,564	23,640,646

Equity securities:
Stocks		703,467	738,666
Beneficiary certificates		3,233,937	3,728,027
Others		120,140	167,660

		4,057,544	4,634,353

Other:
Gold deposits		247,845	189,297

	~~W~~	26,695,953	28,464,296

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of December 31, 2016 and 2017 are as follows:

	2016		2017	Reason for designation
Debt securities	~~W~~	1,908,342	2,110,809	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		1,187,916	1,234,356	Evaluation and management on a fair value basis, accounting mismatch
Others		319,844	233,892	Combined instrument

	~~W~~	3,416,102	3,579,057

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2016 and 2017 are ~~W~~862,837 million and ~~W~~958,236 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2016 and 2017 are as follows:

	2016		2017
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	92,309,997	100,806,648
Currency swaps		27,460,485	30,269,510
Currency options		1,210,658	1,178,047

		120,981,140	132,254,205
Exchange traded:
Currency futures		739,186	1,179,986

		121,720,326	133,434,191

Interest rates related:
Over the counter:
Interest rate swaps		37,545,356	30,269,249
Interest rate options		1,014,000	310,000

		38,559,356	30,579,249
Exchange traded:
Interest rate futures		2,099,017	1,545,905
Interest rate swaps(*)		44,300,555	53,625,962

		46,399,572	55,171,867

		84,958,928	85,751,116

Credit related:
Over the counter:
Credit swaps		1,244,502	2,443,609

Equity related:
Over the counter:
Equity swaps and forwards		12,187,176	4,223,096
Equity options		1,228,114	1,230,635

		13,415,290	5,453,731
Exchange traded:
Equity futures		492,562	526,913
Equity options		2,213,162	3,238,049

		2,705,724	3,764,962

		16,121,014	9,218,693

Commodity related:
Over the counter:
Commodity swaps and forwards		892,003	931,644
Commodity options		11,876	4,880

		903,879	936,524
Exchange traded:
Commodity futures		114,927	122,394

		1,018,806	1,058,918

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives (continued)

	2016		2017
Hedge:
Currency forwards	~~W~~	2,036,187	1,227,354
Currency swaps		2,765,653	3,866,015
Interest rate swaps		7,631,505	8,088,422

		12,433,345	13,181,791

	~~W~~	237,496,921	245,088,318

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

(b) Fair values of derivative instruments as of December 31, 2016 and 2017 are as follows:

	2016			2017
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,722,096	1,623,325	1,895,225	1,636,715
Currency swaps		698,220	766,252	854,892	865,551
Currency options		12,347	9,422	12,023	12,070

		2,432,663	2,398,999	2,762,140	2,514,336
Exchange traded:
Currency futures		—	4	415	553

		2,432,663	2,399,003	2,762,555	2,514,889

Interest rates related:
Over the counter:
Interest rate swaps		290,074	340,409	204,449	208,901
Interest rate options		7,807	8,367	—	1,893

		297,881	348,776	204,449	210,794
Exchange traded:
Interest rate futures		1,439	212	1,771	544

		299,320	348,988	206,220	211,338

Credit related:
Over the counter:
Credit swaps		13,365	6,095	63,359	10,617
Equity related:
Over the counter:
Equity swap and forwards		25,378	250,879	112,282	13,502
Equity options		38,156	6,212	91,040	12,177

		63,534	257,091	203,322	25,679

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives (continued)

	2016			2017
	Assets		Liabilities	Assets	Liabilities
Exchange traded:
Equity futures		683	57	72	805
Equity options		13,084	12,215	23,562	18,521

		13,767	12,272	23,634	19,326

		77,301	269,363	226,956	45,005

Commodity related:
Over the counter:
Commodity swaps and forwards		1,778	49,702	15,576	22,593
Commodity options		105	22	72	77

		1,883	49,724	15,648	22,670
Exchange traded:
Commodity futures		2,110	1,641	6,037	315

		3,993	51,365	21,685	22,985

Hedge:
Currency forwards	~~W~~	5,646	81,829	50,492	1,567
Currency swaps		155,386	36,077	59,399	161,896
Interest rate swaps		15,185	335,524	9,512	519,364

		176,217	453,430	119,403	682,827

	~~W~~	3,002,859	3,528,244	3,400,178	3,487,661

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Foreign currency related
Over the counter
Currency forwards	~~W~~	142,086	(80,907)	85,498
Currency swaps		(132,226)	7,193	91,410
Currency options		10,540	9,704	5,422

		20,400	(64,010)	182,330
Exchange traded
Currency futures		(272)	(33)	(137)

		20,128	(64,043)	182,193

Interest rates related
Over the counter
Interest rate swaps		(65,444)	(68,490)	(17,805)
Interest rate options		(185)	1,116	413

		(65,629)	(67,374)	(17,392)
Exchange traded
Interest rate futures		144	3,849	6,950

		(65,485)	(63,525)	(10,442)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Derivatives (continued)

	2015		2016	2017
Credit related
Over the counter
Credit swaps		748	10,761	46,593
Equity related
Over the counter
Equity swap and forwards		(653,231)	111,723	73,490
Equity options		5,470	11,639	36,662

		(647,761)	123,362	110,152

Exchange traded
Equity futures		613	626	(733)
Equity options		(2,218)	3,420	22,315

		(1,605)	4,046	21,582

		(649,366)	127,408	131,734

Commodity related
Over the counter
Commodity swaps and forwards		(106,976)	(8,988)	13,435
Commodity options		(457)	(44)	(10)

		(107,433)	(9,032)	13,425
Exchange traded
Commodity futures		(2,582)	98	5,722

		(110,015)	(8,934)	19,147

Hedge
Currency forwards		(27,339)	(80,958)	48,050
Currency swaps		97,576	19,366	(143,737)
Interest rate swaps		(120,396)	(239,596)	(191,233)

		(50,159)	(301,188)	(286,920)

	~~W~~	(854,149)	(299,521)	82,305

(d)	Gain or loss on fair value hedges for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Hedged item	~~W~~	211,951	332,197	(87,292)
Hedging instruments		(206,925)	(340,041)	66,620

	~~W~~	5,026	(7,844)	(20,672)

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
(e)	Hedge of net investment in foreign operations

Hedge accounting is applied for a portion of net investments in foreign operations. Foreign currency translation adjustments for foreign operation by each hedging instrument for the years ended December 31, 2016 and 2017 are as follows:

	2016		2017
Borrowings in foreign currency	~~W~~	(23,441)	82,565
Debt securities issued in foreign currency		(35,727)	8,162
Currency forwards		4,775	6,626

	~~W~~	(54,393)	97,353

12.	Loans

(a)	Loans as of December 31, 2016 and 2017 are as follows:

	2016		2017
Household loans	~~W~~	104,184,270	111,590,777
Corporate loans		130,485,094	139,989,642
Public and other		2,153,888	2,297,631
Loans to banks		4,729,836	2,969,784
Card receivables		19,450,421	20,640,857

		261,003,509	277,488,691
Discount		(27,533)	(44,936)
Deferred loan origination costs and fees		395,394	432,615

		261,371,370	277,876,370
Allowance for credit losses		(2,360,795)	(2,310,604)

	~~W~~	259,010,575	275,565,766

(b)	Changes in the allowance for credit losses for the years ended December 31, 2016 and 2017 are as follows:

	2016
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	~~W~~	266,764	1,358,489	675,239	17,924	2,318,416	79,839	2,398,255
Provision for (reversal of) allowance		135,416	656,449	313,037	(2,121)	1,102,781	4,851	1,107,632
Write-offs		(126,776)	(730,027)	(433,470)	(558)	(1,290,831)	(16,204)	(1,307,035)
Effect of discounting (*1)		(238)	(28,372)	(8,428)	—	(37,038)	—	(37,038)
Allowance related to loans sold		(2,731)	(42,472)	(32,970)	(95)	(78,268)	—	(78,268)
Recoveries		34,705	126,102	188,703	43	349,553	2,227	351,780
Others (*3)		(795)	(4,778)	1,755	—	(3,818)	(3,817)	(7,635)

Ending balance	~~W~~	306,345	1,335,391	703,866	15,193	2,360,795	66,896	2,427,691

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans (continued)

	2017
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	~~W~~	306,345	1,335,391	703,866	15,193	2,360,795	66,896	2,427,691
Provision for (reversal of) allowance		146,757	402,528	251,870	(227)	800,928	15,672	816,600
Write-offs		(136,976)	(300,183)	(536,219)	(565)	(973,943)	(20,063)	(994,006)
Effect of discounting (*1)		(269)	(21,390)	(1,657)	—	(23,316)	—	(23,316)
Allowance related to loans sold		(2,042)	(58,719)	(1,928)	(402)	(63,091)	16	(63,075)
Recoveries		43,756	82,378	184,873	35	311,042	1,591	312,633
Others (*3)		455	(105,697)	3,431	—	(101,811)	(379)	(102,190)

Ending balance	~~W~~	358,026	1,334,308	604,236	14,034	2,310,604	63,733	2,374,337

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

(c)	Changes in deferred loan origination costs and fees for the years ended December 31, 2016 and 2017 are as follows:

	2016		2017
Beginning balance	~~W~~	357,617	395,394
Loan originations		192,116	178,890
Amortization		(154,339)	(141,669)

Ending balance	~~W~~	395,394	432,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2016 and 2017 are as follows:

	2016		2017
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	5,308,247	7,570,104
Financial institution bonds		17,224,603	17,649,694
Corporate bonds and others		10,289,221	11,966,754

		32,822,071	37,186,552
Equity securities (*1):
Stocks		1,663,951	1,026,666
Equity investments		625,632	749,818
Beneficiary certificates		2,470,555	3,126,851
Others		80,482	27,050

		4,840,620	4,930,385

		37,662,691	42,116,937

Held-to-maturity financial assets:
Debt securities:
Government bonds		11,514,671	15,164,133
Financial institutions bonds		2,092,476	2,708,148
Corporate bonds		6,197,937	7,118,399

		19,805,084	24,990,680

	~~W~~	57,467,775	67,107,617

(*1)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~131,143 million and ~~W~~126,220 million as of December 31, 2016 and 2017, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
Gain on disposal of available-for-sale financial assets	~~W~~	827,968	707,134	529,411
Loss on disposal of available-for-sale financial assets		(55,494)	(59,593)	(30,224)

	~~W~~	772,474	647,541	499,187

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Property and equipment, net

(a)	Property and equipment as of December 31, 2016 and 2017 are as follows:

	2016
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	1,885,233	—	1,885,233
Buildings		1,164,668	(223,625)	941,043
Other		1,976,152	(1,656,815)	319,337

	~~W~~	5,026,053	(1,880,440)	3,145,613

	2017
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	1,819,912	—	1,819,912
Buildings		1,158,661	(275,240)	883,421
Other		1,958,787	(1,640,348)	318,439

	~~W~~	4,937,360	(1,915,588)	3,021,772

(b)	Changes in property and equipment for the years ended December 31, 2016 and 2017 are as follows:

	2016
	Land		Buildings	Other	Total
Beginning balance	~~W~~	1,795,960	926,249	333,206	3,055,415
Acquisitions (*1)		84,616	67,423	123,418	275,457
Disposals (*1)		(1,107)	(921)	(4,070)	(6,098)
Depreciation		—	(34,785)	(142,620)	(177,405)
Impairment losses		(946)	(1,258)	—	(2,204)
Amounts transferred from (to) investment property		6,125	(17,023)	—	(10,898)
Amounts transferred from intangible assets		3	76	—	79
Amounts transferred from assets held for sale		410	1	—	411
Effects of foreign currency movements		172	1,281	9,403	10,856

Ending balance	~~W~~	1,885,233	941,043	319,337	3,145,613

(*1)	~~W~~15,405 million of buildings increased by transfers from construction-in-progress.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Property and equipment, net (continued)

	2017
	Land		Buildings	Other	Total
Beginning balance	~~W~~	1,885,233	941,043	319,337	3,145,613
Acquisitions (*1)		1,460	24,354	129,435	155,249
Disposals (*1)		(5,487)	(357)	(3,163)	(9,007)
Depreciation		—	(44,285)	(129,256)	(173,541)
Impairment losses		—	—	(16)	(16)
Amounts transferred from (to) investment property		(59,263)	(32,519)	—	(91,782)
Amounts transferred from assets held for sale		(1,815)	(3,521)	—	(5,336)
Effects of foreign currency movements		(216)	(1,294)	2,102	592

Ending balance	~~W~~	1,819,912	883,421	318,439	3,021,772

(*1)	~~W~~14,285 million of buildings increased by transfers from construction-in-progress.

(c)	Insured assets as of December 31, 2017 are as follows:

Type of insurance	Assets insured	Amount covered		Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent (Including ATM)	~~W~~	22,700	Samsung Fire and 7 other entities
Package insurance	General asset risk		1,473,918	Samsung Fire and 5 other entities
Fire insurance	Furniture and fixtures		19,285	Samsung Fire and 3 other entities
Directors’ and officers’ insurance	Directors’ and officers’ liabilities		213,470	MERITZ Fire and 8 other entities
Employee accident insurance	Employees		17,700	MERITZ Fire and 2 other entities
Pilferage insurance	Cash and securities		77,785	Samsung Fire and 8 other entities
Others	Securities, Fidelity guarantee and liability insurance and others		26,355	DB INSURANCE and 7 other entities

		~~W~~	1,851,213

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Intangible assets, net

(a)	Intangible assets as of December 31, 2016 and 2017 are as follows:

	2016		2017
Goodwill	~~W~~	3,873,060	3,915,163
Software		94,261	83,829
Development cost		56,563	75,322
Other		202,628	197,655

	~~W~~	4,226,512	4,271,969

(b)	Changes in intangible assets for the years ended December 31, 2016 and 2017 are as follows:

	2016
	Goodwill		Software	Development cost	Other	Total
Beginning balance	~~W~~	3,871,482	93,914	66,843	234,100	4,266,339
Acquisitions		—	37,682	21,001	29,882	88,565
Business combination		4,427	—	—	—	4,427
Disposals		—	(37)	—	(10,725)	(10,762)
Impairment (*1)		(2,849)	—	—	(261)	(3,110)
Amortization (*2)		—	(37,636)	(31,281)	(50,422)	(119,339)
Effects of foreign currency movements		—	338	—	133	471
Other		—	—	—	(79)	(79)

Ending balance	~~W~~	3,873,060	94,261	56,563	202,628	4,226,512

	2017
	Goodwill		Software	Development cost	Other	Total
Beginning balance	~~W~~	3,873,060	94,261	56,563	202,628	4,226,512
Acquisitions		—	27,354	40,378	56,982	124,714
Business combination		42,103	—	—	—	42,103
Disposals		—	(21)	—	(12,901)	(12,922)
Impairment (*1)		—	—	(206)	26	(180)
Amortization (*2)		—	(38,095)	(21,413)	(48,941)	(108,449)
Effects of foreign currency movements		—	330	—	(139)	191

Ending balance	~~W~~	3,915,163	83,829	75,322	197,655	4,271,969

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful lives for the difference between recoverable amounts and carrying amounts.
(*2)	The Group recognized amortization of intangible asset in general and administrative expenses and net other operating expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Intangible assets, net (continued)

(c)	Goodwill

i) Goodwill allocated in the Group’s CGUs as of December 31, 2016 and 2017

	2016		2017
Banking	~~W~~	781,859	823,962
Credit card		2,773,231	2,773,231
Securities		5,645	5,645
Life insurance		275,371	275,371
Others		36,954	36,954

	~~W~~	3,873,060	3,915,163

ii) Changes in goodwill for the years ended December 31, 2016 and 2017

	2016		2017
Beginning balance	~~W~~	3,871,482	3,873,060
Acquisitions through business combinations (*1)		4,427	42,103
Impairment loss (*2)		(2,849)	—

Ending balance	~~W~~	3,873,060	3,915,163

(*1)	The Group recognized the goodwill at the Shinhan Bank Vietnam Ltd. in 2017. (note 49)
(*2)	The Group recognized full impairment on the goodwill allocated to PT. Shinhan Indo Finance in prior year.

iii) Goodwill impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

•	Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

•	Projection period

When evaluating the value in use, 5.5 years of cash flow estimates – July 1, 2017 through December 31, 2022 – was used in projection and the value thereafter was reflected as terminal value. In case of Shinhan Life Insurance, only the 30 years of future cash flows were applied since the present value of the future cash flows thereafter is not significant.

•	Discount rates and terminal growth rates

The required rates of return expected by shareholders were applied to the discount rates by calculating the cost of capital which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). Expected terminal growth rate is on the basis of inflation rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Intangible assets, net (continued)

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking	6.6%~13.5%	0.7%~3.4%
Credit card	7.6%	1.7%
Securities	11.3%, 12,9%	3.4%
Life insurance	8.5%	—
Others	9.4%, 12.0%	1.7%

iv) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2017	2018	2019	2020	2021	2022 and thereafter
CPI growth	1.9%	1.7%	1.5%	1.6%	1.7%	1.7%
Real retail sales growth	2.5%	2.1%	1.9%	2.0%	2.2%	2.2%
Real GDP growth	2.9%	2.3%	1.9%	2.6%	2.8%	2.8%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Rate of return on investment	3.15%
Risk-based capital ratio	204.70%

The values for the CPI growth rate, real retail sales growth rate, real GDP growth rate, rate of return on investment and risk-based capital ratio are based on a combination of internal and external analysis.

v) Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	~~W~~	42,196,357
Total carrying value(*)		37,160,566

	~~W~~	5,035,791

(*)	The goodwill recognized at the acquisition of the retail business of ANZ Vietnam is excluded from the table as the measurement of the fair value of assets acquired and liabilities assumed are not completed (see Note 49).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates

(a)	Investments in associates as of December 31, 2016 and 2017 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2016	2017
BNP Paribas Cardif Life Insurance (*1),(*3)	Korea	September 30	14.99	14.99
Aju Capital Co., Ltd. (*8)	”	—	12.85	—
Daewontos Co., Ltd.(*4),(*9)	”	December 31	36.33	36.33
Neoplux Technology Valuation Investment Fund (*1)	”	September 30	33.33	33.33
JAEYOUNG SOLUTEC CO., LTD. (*1),(*4),(*5)	”	”	10.45	9.61
Partners 4th Growth Investment Fund (*1)	”	”	25.00	25.00
JAEYANG INDUSTRY (*4),(*9)	”	March 31	25.90	25.90
Chungyoung INC (*4),(*9)	”	June 30	18.94	18.94
DAEKWANG SEMICONDUCTOR CO., LTD. (*4),(*9)	”	”	20.94	20.94
Dream High Fund III (*7)	”	December 31	54.55	54.55
Asia Pacific No.39 Ship Investment Co., Ltd.	”	”	50.00	50.00
KCLAVIS Meister Fund No.17	”	”	26.09	26.09
SG No.9 Corporate Recovery Private Equity Fund	”	”	26.49	26.49
Plutus-SG Private Equity Fund	”	”	26.67	26.67
SG ARGES Private Equity Fund No.1	”	”	24.06	24.06
OST Progress- 2 Fund	”	”	27.62	27.62
Eum Private Equity Fund No.3	”	”	20.76	20.76
Richmond Private Yong in Retail Facility Real Estate Fund No.1	”	”	—	41.80
KTB Confidence Private Placement	”	”	—	30.29
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	”	”	—	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	”	”	—	20.16
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18	”	”	—	22.86
Platform Partners brick save Private Investment trust (*7)	”	”	—	98.77
Synergy-Shinhan Mezzanine New Technology Investment Fund	”	”	—	47.62
The Asia Pacific Capital Fund II L.P.	Cayman Islands	”	25.18	25.18
Shinhan Praxis K-Growth Global Private Equity Fund (*6)	Korea	”	18.87	18.87
Credian Healthcare Private Equity Fund II	”	”	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	”	”	50.00	50.00
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	”	”	21.28	21.28
Brain Professional Private Trust No.4	”	”	27.49	27.49
Hanhwa US Equity Strategy Private Real Estate Fund No.1	”	”	44.84	44.84
Brain KS Qualified Privately Placed Fund No.6	”	”	50.00	50.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2016	2017
M360 CRE Income Fund (*7)	U.S.A	”	42.83	57.87
Shinhan Global Healthcare Fund 1(*6)	Korea	December 31	—	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	”	”	—	33.33
IBK AONE convertible 1	”	”	—	47.25
Rico synergy collabo Multi-Mezzanine 3 (*7)	”	”	—	50.00
KB NA Hickory Private Special Asset Fund	”	”	—	37.50
GB Professional Private Investment Trust 6 (*7)	”	”	—	94.51
Koramco Europe Core Private Placement Real Estate Fund No.2-2	”	”	—	48.49
SHBNPP Private Korea Equity Long-Short Professional Feeder (*10)	”	”	15.88	9.85
SHBNPP Private Multi Strategy Professional Feeder No.1 (*8)	”	—	29.55	—
Shinhan-Stonebridge Petro PEF (*6)	”	December 31	1.82	1.82
BNP Paribas Cardif General Insurance (*1),(*2)	”	September 30	10.00	10.00
Axis Global Growth New Technology Investment Association	”	December 31	—	31.85
Polaris No7 Start up and Venture Private Equity Fund	”	”	—	28.57
Hermes Private Investment Equity Fund	”	”	—	29.17

(*1)	Financial statements as of September 30, 2017 were used for the equity method since the financial statements as of December 31, 2017 were not available. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.
(*3)	The Group has a significant influence on the investees through important business transactions.
(*4)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.
(*5)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the investee should consult with the Group when the investee decides major management decision such as dividend, business planning or business transfer.
(*6)	As a managing partner, the Group has a significant influence over the investees.
(*7)	As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*8)	The associates were disposed or reclassified.
(*9)	The latest financial statements were used for the equity method since the financial statements as of December 31, 2017 were not available. Significant trades and events occurred within the period were properly reflected.
(*10)	Although the ownership interests in SHBNPP Private Korea Equity Long-Short Professional Feeder were less than 20%, the Group has significant influence on the entity as the investment manager.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2016 and 2017 were as follows:

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	57,280	—	(2,495)	5,428	—	60,213
Aju Capital Co., Ltd. (*1)		34,444	(2,588)	9,038	(58)	—	40,836
UAMCO., Ltd.		125,822	(128,827)	2,882	123	—	—
Daewontos Co., Ltd. (*3)		—	—	—	—	—	—
Neoplux Technology Valuation Investment Fund		1,993	4,768	765	—	—	7,526
JAEYOUNG SOLUTEC CO., LTD. (*2)		6,238	—	(504)	2	—	5,736
Partners 4th Growth Investment Fund		1,800	3,080	(325)	—	—	4,555
JAEYANG INDUSTRY (*3)		—	—	—	—	—	—
Chungyoung INC		—	—	—	—	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		—	4,776	—	—	—	4,776
SHC-IMM New Growth Fund		3,175	(1,189)	309	—	—	2,295
Dream High Fund III		1,556	—	171	1,417	—	3,144
SHC-EN Fund		4,312	(4,942)	630	—	—	—
Albatross Growth Fund		3,341	(727)	347	(1,389)	—	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		5,085	(837)	342	586	—	5,176
SG No.9 Corporate Recovery Private Equity Fund		—	3,886	96	—	—	3,982
Plutus-SG Private Equity Fund		—	4,338	(39)	—	—	4,299
SG ARGES Private Equity Fund No.1		—	8,955	21	—	—	8,976
Eum Private Equity Fund No.3		—	5,982	(49)	—	—	5,933
The Asia Pacific Capital Fund II L.P.		33,715	(4,419)	(7,506)	(2,872)	(7,339)	11,579
BNH-CJ Bio Healthcare Fund		9,095	(12,892)	3,797	—	—	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,010	(28,631)	1,085	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		8,614	4,624	(205)	500	—	13,533
Credian Healthcare Private Equity Fund II		—	4,148	(61)	—	—	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		—	10,944	(183)	—	—	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		—	19,144	461	1,632	—	21,237
Brain Professional Private Trust No.4		—	5,000	316	—	—	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		—	25,000	747	17	—	25,764
Brain KS Qualified Privately Placed Fund No.6		—	5,001	(13)	(92)	—	4,896
M360 CRE Income Fund		—	22,992	—	175	—	23,167
SHBNPP Private Korea Equity Long-Short Professional Feeder		28,076	(13,467)	(429)	—	—	14,180

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP Private Multi Strategy Professional Feeder No.1	~~W~~	—	5,000	14	—	—	5,014
Shinhan-Stonebridge Petro PEF		17,841	(2)	648	—	—	18,487
Others		22,609	17,008	135	(3,656)	—	36,096

	~~W~~	393,006	(43,875)	9,995	1,813	(7,339)	353,600

(*1)	The market value of the investment is ~~W~~51,543 million as of December 31, 2016 based on the quoted market price.
(*2)	The market value of the investment is ~~W~~10,466 million as of December 31, 2016 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	60,213	(255)	3,682	(11,024)	—	52,616
Aju Capital Co., Ltd.		40,836	(42,022)	438	748	—	—
Daewontos Co., Ltd. (*2)		—	—	—	—	—	—
Neoplux Technology Valuation Investment Fund		7,526	3,890	1,564	490	—	13,470
JAEYOUNG SOLUTEC CO., LTD. (*1)		5,736	—	(2,009)	122	—	3,849
Partners 4th Growth Investment Fund		4,555	9,220	(385)	—	—	13,390
JAEYANG INDUSTRY (*2)		—	—	—	—	—	—
Chungyoung INC (*2)		—	—	—	—	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		4,776	—	(952)	—	—	3,824
Dream High Fund III		3,144	—	(109)	(830)	—	2,205
Asia Pacific No.39 Ship Investment Co., Ltd.		5,176	(802)	300	8	—	4,682
KCLAVIS Meister Fund No.17		2,989	—	50	—	—	3,039
SG No.9 Corporate Recovery Private Equity Fund		3,982	(192)	173	—	—	3,963
Plutus-SG Private Equity Fund		4,299	(132)	84	—	—	4,251
SG ARGES Private Equity Fund No.1		8,976	(2,754)	200	—	—	6,422
OST Progress- 2 Fund		1,460	3,500	(65)	—	—	4,895
Eum Private Equity Fund No.3		5,933	(1,362)	354	—	—	4,925
Richmond Private Yong in Retail Facility Real Estate Fund No.1		—	7,223	878	—	—	8,101
KTB Confidence Private Placement		—	4,927	377	1,099	—	6,403
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		—	6,504	457	(204)	—	6,757
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		—	8,012	628	(253)	—	8,387
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		—	5,867	145	—	—	6,012
Platform Partners brick save Private Investment trust		—	7,877	192	—	—	8,069
Synergy-Shinhan Mezzanine New Technology Investment Fund		—	5,000	(1)	—	—	4,999
The Asia Pacific Capital Fund II L.P.		11,579	454	(901)	(3,825)	—	7,307
Shinhan Praxis K-Growth Global Private Equity Fund		13,533	6,415	(1,590)	596	—	18,954
Credian Healthcare Private Equity Fund II		4,087	—	7	(281)	—	3,813
Kiwoom Milestone Professional Private Real Estate Trust 19		10,761	(222)	(131)	—	—	10,408

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	~~W~~	21,237	(841)	641	(577)	—	20,460
Brain Professional Private Trust No.4		5,316	—	529	2	—	5,847
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,764	(1,859)	1,591	(17)	—	25,479
Brain KS Qualified Privately Placed Fund No.6		4,896	—	(78)	(13)	—	4,805
M360 CRE Income Fund		23,167	132,768	9,270	(11,300)	—	153,905
Shinhan Global Healthcare Fund 1		—	3,440	(33)	—	—	3,407
JB Power TL Investment Type Private Placement Special Asset Fund 7		—	18,268	422	—	—	18,690
IBK AONE convertible 1		—	5,000	122	—	—	5,122
Rico synergy collabo Multi-Mezzanine 3		—	5,001	25	—	—	5,026
KB NA Hickory Private Special Asset Fund		—	33,362	729	—	—	34,091
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		—	8,600	—	—	—	8,600
Koramco Europe Core Private Real Estate Trust No.2-2		—	21,408	(648)	—	—	20,760
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,180	(9,972)	653	—	—	4,861
SHBNPP Private Multi Strategy Professional Feeder No.1		5,014	(5,049)	35	—	—	—
Shinhan-Stonebridge Petro PEF		18,487	—	714	—	—	19,201
BNP Paribas Cardif General Insurance		2,584	2,750	(910)	5	—	4,429
Axis Global Growth New Technology Investment Association		—	5,000	(47)	—	—	4,953
Polaris No.7 Entrepreneur Private Equity Fund		—	4,400	(41)	—	—	4,359
Hermes Private Investment Equity Fund		—	17,500	(3)	—	—	17,497
Others		33,394	21,820	4,036	(45)	(144)	59,061

	~~W~~	353,600	282,744	20,393	(25,299)	(144)	631,294

(*1)	The market value of the investment is ~~W~~6,826 million as of December 31, 2017 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(c)	Condensed statement of financial position information of associates as of December 31, 2016 and 2017 are as follows:

	2016
Investees	Asset		Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,182,208	3,779,257
Aju Capital Co., Ltd.		6,543,737	5,744,415
Daewontos Co., Ltd.		399	2,492
Neoplux Technology Valuation Investment Fund		22,577	—
JAEYOUNG SOLUTEC CO., LTD.		155,368	120,184
Partners 4th Growth Investment Fund		18,478	257
JAEYANG INDUSTRY		2,146	4,717
Chungyoung INC		2,341	6,753
DAEKWANG SEMICONDUCTOR CO., LTD.		35,204	12,392
SHC-IMM New Growth Fund		3,675	117
Dream High Fund III		5,765	—
Albatross Growth Fund		5,237	915
Asia Pacific No.39 Ship Investment Co., Ltd.		10,379	28
SG No.9 Corporate Recovery Private Equity Fund		15,069	38
Plutus-SG Private Equity Fund		16,188	68
SG ARGES Private Equity Fund No.1		37,392	91
Eum Private Equity Fund No.3		28,584	4
The Asia Pacific Capital Fund II L.P.		46,043	65
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		928	1
Shinhan Praxis K-Growth Global Private Equity Fund		72,075	350
Credian Healthcare Private Equity Fund II		12,040	47
Kiwoom Milestone Professional Private Real Estate Trust 19		57,692	36,169
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		99,794	3
Brain Professional Private Trust No.4		19,384	46
Hanhwa US Equity Strategy Private Real Estate Fund No.1		59,781	2,327
Brain KS Qualified Privately Placed Fund No.6		9,794	1
M360 CRE Income Fund		60,261	6,167
SHBNPP Private Korea Equity Long-Short Professional Feeder		105,775	16,519
SHBNPP Private Multi Strategy Professional Feeder No.1		20,325	3,340
Shinhan-Stonebridge Petro PEF		1,015,299	804

	~~W~~	12,663,938	9,737,567

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2017
Investees	Asset		Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,133,674	3,781,688
Daewontos Co., Ltd.		400	2,492
Neoplux Technology Valuation Investment Fund		40,692	283
JAEYOUNG SOLUTEC CO., LTD.		157,009	137,916
Partners 4th Growth Investment Fund		53,944	383
JAEYANG INDUSTRY		2,146	4,717
Chungyoung INC		3,292	8,392
DAEKWANG SEMICONDUCTOR CO., LTD.		29,069	10,806
Dream High Fund III		4,076	34
Asia Pacific No.39 Ship Investment Co., Ltd.		9,389	27
KCLAVIS Meister Fund No.17		11,694	42
SG No.9 Corporate Recovery Private Equity Fund		15,035	76
Plutus-SG Private Equity Fund		16,009	69
SG ARGES Private Equity Fund No.1		26,758	69
OST Progress- 2 Fund		17,829	107
Eum Private Equity Fund No.3		23,725	5
Richmond Private Yong in Retail Facility Real Estate Fund No.1		48,006	28,624
KTB Confidence Private Placement		42,230	21,090
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		28,286	1
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,599	1
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,316	14
Platform Partners brick save Private Investment trust		8,441	271
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,500	3
The Asia Pacific Capital Fund II L.P.		29,103	88
Shinhan Praxis K-Growth Global Private Equity Fund		100,805	353
Credian Healthcare Private Equity Fund II		11,236	47
Kiwoom Milestone Professional Private Real Estate Trust 19		57,405	36,589
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		97,203	1,066
Brain Professional Private Trust No.4		21,369	105
Hanhwa US Equity Strategy Private Real Estate Fund No.1		56,898	78
Brain KS Qualified Privately Placed Fund No.6		9,639	28
M360 CRE Income Fund		265,945	—
Shinhan Global Healthcare Fund 1		77,166	—
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,125	53
IBK AONE convertible 1		10,840	—
Rico synergy collabo Multi-Mezzanine 3		10,054	3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2017
Investees	Asset		Liability
KB NA Hickory Private Special Asset Fund	~~W~~	90,978	67
GB Professional Private Investment Trust 6		9,101	1
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,886	2,074
SHBNPP Private Korea Equity Long-Short Professional Feeder		54,029	4,733
Shinhan-Stonebridge Petro PEF		1,056,401	2,740
BNP Paribas Cardif General Insurance		59,699	15,405
Axis Global Growth New Technology Investment Association		15,553	—
Polaris No7 Start up and Venture Private Equity Fund		15,280	22
Hermes Private Investment Equity Fund		60,000	10

	~~W~~	6,959,834	4,060,572

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

Condensed statement of comprehensive income information for years ended December 31, 2016 and 2017 were as follows:

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	144,583	(16,706)	36,189	19,483
Aju Capital Co., Ltd.		757,345	70,598	(458)	70,140
Daewontos Co., Ltd.		517	(624)	—	(624)
Neoplux Technology Valuation Investment Fund		3,441	2,295	—	2,295
JAEYOUNG SOLUTEC CO., LTD.		137,920	(7,095)	(614)	(7,709)
Partners 4th Growth Investment Fund		113	(1,300)	—	(1,300)
JAEYANG INDUSTRY		212	(69)	—	(69)
Chungyoung INC		—	—	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		—	—	—	—
SHC-IMM New Growth Fund		855	479	—	479
Dream High Fund III		535	313	2,597	2,910
Albatross Growth Fund		1,024	957	(3,821)	(2,864)
Asia Pacific No.39 Ship Investment Co., Ltd.		730	681	1,172	1,853
SG No.9 Corporate Recovery Private Equity Fund		—	428	—	428
Plutus-SG Private Equity Fund		5	(148)	—	(148)
SG ARGES Private Equity Fund No.1		—	87	—	87
Eum Private Equity Fund No.3		85	(235)	—	(235)
The Asia Pacific Capital Fund II L.P.		—	(29,768)	(13,407)	(43,175)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		2,170	2,170	—	2,170
Shinhan Praxis K-Growth Global Private Equity Fund		513	(1,084)	2,656	1,572
Credian Healthcare Private Equity Fund II		190	(180)	—	(180)
Kiwoom Milestone Professional Private Real Estate Trust 19		924	(367)	—	(367)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		10,321	2,210	7,669	9,879
Brain Professional Private Trust No.4		2,158	1,148	—	1,148
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,199	1,667	37	1,704
Brain KS Qualified Privately Placed Fund No.6		1	(26)	(182)	(208)
M360 CRE Income Fund		—	—	—	—
SHBNPP Private Korea Equity Long-Short Professional Feeder		25,736	(396)	—	(396)
SHBNPP Private Multi Strategy Professional Feeder No.1		4,510	70	—	70
Shinhan-Stonebridge Petro PEF		38,898	35,559	—	35,559

	~~W~~	1,137,985	60,664	31,838	92,502

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2017
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	78,010	24,230	(73,495)	(49,265)
Daewontos Co., Ltd.		—	—	—	—
Neoplux Technology Valuation Investment Fund		5,895	4,691	1,471	6,162
JAEYOUNG SOLUTEC CO., LTD.		142,228	(22,756)	2,764	(19,992)
Partners 4th Growth Investment Fund		137	(1,540)	—	(1,540)
JAEYANG INDUSTRY		—	—	—	—
Chungyoung INC		5,568	(693)	—	(693)
DAEKWANG SEMICONDUCTOR CO., LTD.		13,929	(4,549)	—	(4,549)
Dream High Fund III		27	(200)	(1,522)	(1,722)
Asia Pacific No.39 Ship Investment Co., Ltd.		666	616	32	648
KCLAVIS Meister Fund No.17		425	194	—	194
SG No.9 Corporate Recovery Private Equity Fund		(157)	652	—	652
Plutus-SG Private Equity Fund		317	316	—	316
SG ARGES Private Equity Fund No.1		(351)	832	—	832
OST Progress- 2 Fund		(234)	(234)	—	(234)
Eum Private Equity Fund No.3		1,614	1,649	—	1,649
Richmond Private Yong in Retail Facility Real Estate Fund No.1		2,265	2,100	—	2,100
KTB Confidence Private Placement		1,604	1,242	3,629	4,871
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		1,914	1,913	(856)	1,057
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		3,117	3,116	(1,257)	1,859
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		648	634	—	634
Platform Partners brick save Private Investment trust		207	194	—	194
Synergy-Shinhan Mezzanine New Technology Investment Fund		—	(3)	—	(3)
The Asia Pacific Capital Fund II L.P.		—	(3,582)	(10,269)	(13,851)
Shinhan Praxis K-Growth Global Private Equity Fund		7,273	(8,428)	3,156	(5,272)
Credian Healthcare Private Equity Fund II		211	19	(823)	(804)
Kiwoom Milestone Professional Private Real Estate Trust 19		2,742	(262)	—	(262)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		5,851	3,012	(2,713)	299
Brain Professional Private Trust No.4		2,942	1,925	—	1,925
Hanhwa US Equity Strategy Private Real Estate Fund No.1		11,562	3,549	(37)	3,512
Brain KS Qualified Privately Placed Fund No.6		3	(110)	(72)	(182)
M360 CRE Income Fund		7	14,179	—	14,179
Shinhan Global Healthcare Fund 1		3	(757)	—	(757)
JB Power TL Investment Type Private Placement Special Asset Fund 7		7,115	1,267	—	1,267
IBK AONE convertible 1		279	258	—	258
Rico synergy collabo Multi-Mezzanine 3		371	50	—	50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2017
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
KB NA Hickory Private Special Asset Fund	~~W~~	11,092	1,945	—	1,945
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		1	—	—	—
Koramco Europe Core Private Placement Real Estate Fund No.2-2		2,503	(1,337)	—	(1,337)
SHBNPP Private Korea Equity Long-Short Professional Feeder		28,956	9,356	—	9,356
Shinhan-Stonebridge Petro PEF		39,170	39,170	—	39,170
BNP Paribas Cardif General Insurance		10,093	(9,294)	94	(9,200)
Axis Global Growth New Technology Investment Association		(147)	(147)	—	(147)
Polaris No7 Start up and Venture Private Equity Fund		(142)	(142)	—	(142)
Hermes Private Investment Equity Fund		(10)	(10)	—	(10)

	~~W~~	387,704	63,065	(79,898)	(16,833)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2016 and 2017 are as follow:

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	402,951	14.99	60,443	(230)	—	60,213
Aju Capital Co., Ltd. (*1)		749,882	12.85	96,365	—	(55,529)	40,836
Daewontos Co., Ltd. (*2)		(2,093)	36.33	(760)	—	760	—
Neoplux Technology Valuation Investment Fund		22,577	33.33	7,526	—	—	7,526
JAEYOUNG SOLUTEC CO., LTD. (*3)		34,147	10.45	3,567	—	2,169	5,736
Partners 4th Growth Investment Fund		18,221	25.00	4,555	—	—	4,555
JAEYANG INDUSTRY (*5)		(2,571)	25.90	(666)	—	666	—
Chungyoung INC (*4)		(4,412)	18.94	(836)	—	836	—
DAEKWANG SEMICONDUCTOR CO., LTD.		22,812	20.94	4,776	—	—	4,776
SHC-IMM New Growth Fund		3,559	64.52	2,295	—	—	2,295
Dream High Fund III		5,765	54.55	3,144	—	—	3,144
Albatross Growth Fund		4,322	36.36	1,572	—	—	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		10,351	50.00	5,176	—	—	5,176
SG No.9 Corporate Recovery Private Equity Fund		15,031	26.49	3,982	—	—	3,982
Plutus-SG Private Equity Fund		16,120	26.67	4,299	—	—	4,299
SG ARGES Private Equity Fund No.1		37,301	24.06	8,976	—	—	8,976
Eum Private Equity Fund No.3		28,580	20.76	5,933	—	—	5,933
The Asia Pacific Capital Fund II L.P.		45,978	25.18	11,579	—	—	11,579
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		927	50.00	464	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		71,725	18.87	13,533	—	—	13,533
Credian Healthcare Private Equity Fund II		11,993	34.07	4,087	—	—	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		21,523	50.00	10,761	—	—	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		99,791	21.28	21,237	—	—	21,237
Brain Professional Private Trust No.4		19,338	27.49	5,316	—	—	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		57,454	44.84	25,764	—	—	25,764
Brain KS Qualified Privately Placed Fund No.6		9,793	50.00	4,896	—	—	4,896
M360 CRE Income Fund		54,094	42.83	23,167	—	—	23,167

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
SHBNPP Private Korea Equity Long Short Professional Feeder	~~W~~	89,256	15.88	14,180	—	—	14,180
SHBNPP Private Multi Strategy Professional Feeder No.1		16,985	29.55	5,014	—	—	5,014
Shinhan-Stonebridge Petro PEF		1,014,495	1.82	18,487	—	—	18,487
Others		158,356	—	35,507	—	589	36,096

	~~W~~	3,034,251		404,339	(230)	(50,509)	353,600

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment.
(*2)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*3)	Net assets do not include non-controlling interests; and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date and the cumulative impairment.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*5)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2017
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	351,986	14.99	52,763	(147)	—	52,616
Daewontos Co., Ltd (*1)		(2,092)	36.33	(760)	—	760	—
Neoplux Technology Valuation Investment Fund		40,409	33.33	13,470	—	—	13,470
JAEYOUNG SOLUTEC CO., LTD (*2)		17,484	9.61	1,680	—	2,169	3,849
Partners 4th Growth Investment Fund		53,561	25.00	13,390	—	—	13,390
JAEYANG INDUSTRY (*3)		(2,571)	25.90	(666)	—	666	—
Chungyoung INC (*3)		(5,100)	18.94	(966)	—	966	—
DAEKWANG SEMICONDUCTOR CO., LTD.		18,263	20.94	3,824	—	—	3,824
Dream High Fund III		4,042	54.55	2,205	—	—	2,205
Asia Pacific No.39 Ship Investment Co., Ltd.		9,362	50.00	4,682	—	—	4,682
KCLAVIS Meister Fund No.17		11,652	26.09	3,039	—	—	3,039
SG No.9 Corporate Recovery Private Equity Fund		14,959	26.49	3,963	—	—	3,963
Plutus-SG Private Equity Fund		15,940	26.67	4,251	—	—	4,251
SG ARGES Private Equity Fund No.1		26,689	24.06	6,422	—	—	6,422
OST Progress- 2 Fund		17,722	27.62	4,895	—	—	4,895
Eum Private Equity Fund No.3		23,720	20.76	4,925	—	—	4,925
Richmond Private Yong in Retail Facility Real Estate Fund No.1		19,382	41.80	8,101	—	—	8,101
KTB Confidence Private Placement		21,140	30.29	6,403	—	—	6,403
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		28,285	23.89	6,757	—	—	6,757
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,598	20.16	8,387	—	—	8,387
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,302	22.86	6,012	—	—	6,012
Platform Partners brick save Private Investment trust		8,170	98.77	8,069	—	—	8,069
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,497	47.62	4,999	—	—	4,999
The Asia Pacific Capital Fund II L.P.		29,015	25.18	7,307	—	—	7,307
Shinhan Praxis K-Growth Global Private Equity Fund		100,452	18.87	18,954	—	—	18,954
Credian Healthcare Private Equity Fund II		11,189	34.07	3,813	—	—	3,813
Kiwoom Milestone Professional Private Real Estate Trust 19		20,816	50.00	10,408	—	—	10,408
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,137	21.28	20,460	—	—	20,460
Brain Professional Private Trust No.4		21,264	27.49	5,847	—	—	5,847
Hanhwa US Equity Strategy Private Real Estate Fund No.1		56,820	44.84	25,479	—	—	25,479
Brain KS Qualified Privately Placed Fund No.6		9,611	50.00	4,805	—	—	4,805

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

	2017
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
M360 CRE Income Fund	~~W~~	265,945	57.87	153,905	—	—	153,905
Shinhan Global Healthcare Fund 1		77,166	4.41	3,407	—	—	3,407
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,072	33.33	18,690	—	—	18,690
IBK AONE convertible 1		10,840	47.25	5,122	—	—	5,122
Rico synergy collabo Multi-Mezzanine 3		10,051	50.00	5,026	—	—	5,026
KB NA Hickory Private Special Asset Fund		90,911	37.50	34,091	—	—	34,091
GB Professional Private Investment Trust 6		9,100	94.51	8,600	—	—	8,600
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,812	48.49	20,760	—	—	20,760
SHBNPP Private Korea Equity Long-Short Professional Feeder		49,296	9.85	4,861	—	—	4,861
Shinhan-Stonebridge Petro PEF		1,053,661	1.82	19,201	—	—	19,201
BNP Paribas Cardif General Insurance		44,294	10.00	4,429	—	—	4,429
Axis Global Growth New Technology Investment Association		15,553	31.85	4,953	—	—	4,953
Polaris No7 Start up and Venture Private Equity Fund		15,258	28.57	4,359	—	—	4,359
Hermes Private Investment Equity Fund		59,990	29.17	17,497	—	—	17,497
Others		218,647	—	58,362	—	699	59,061

	~~W~~	3,116,300		626,181	(147)	5,260	631,294

(*1)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*2)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investments in associates (continued)

(e)	The unrecognized equity method losses for the year ended December 31, 2017 and the cumulative unrecognized equity method losses as of December 31, 2017 are as follows:

	2017
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	—	(760)
JAEYANG INDUSTRY		—	(18)
Chungyoung INC		(130)	(130)

	~~W~~	(130)	(908)

17.	Investment properties, net

(a)	Investment properties as of December 31, 2016 and 2017 are as follows:

	2016		2017
Acquisition cost	~~W~~	438,004	508,784
Accumulated depreciation		(84,829)	(90,481)

Book value	~~W~~	353,175	418,303

(b)	Changes in investment properties for the years ended December 31, 2016 and 2017 are as follows:

	2016		2017
Beginning balance	~~W~~	208,717	353,175
Acquisitions		175,835	2,125
Disposals		(20,479)	(6,277)
Depreciation		(19,588)	(16,095)
Amounts transferred from (to) property and equipment		10,898	91,782
Amounts transferred to assets held for sale (*)		(2,200)	(6,306)
Foreign currency adjustment		(8)	(101)

Ending balance	~~W~~	353,175	418,303

(*)	Comprise land and buildings, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015		2016	2017
Rental income	~~W~~	30,876	27,852	33,023
Direct operating expenses for investment properties that generated rental income		9,434	9,384	10,998

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

17.	Investment properties, net (continued)

(d)	The fair value of investment property as of December 31, 2016 and 2017 is as follows:

	2016		2017
Land and buildings(*)	~~W~~	1,127,262	1,027,830

(*)	Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

18.	Other assets, net

Other assets as of December 31, 2016 and 2017 are as follows:

	2016		2017
Accounts receivable	~~W~~	5,333,459	6,295,129
Domestic exchange settlement debit		6,123,196	2,973,751
Guarantee deposits		1,167,045	1,158,693
Present value discount		(37,863)	(50,170)
Accrued income		1,342,009	1,624,992
Prepaid expense		115,583	163,727
Suspense payments		57,691	63,486
Sundry assets		58,347	53,034
Separate account assets		2,737,869	3,040,534
Advance payments		280,301	219,861
Unamortized deferred acquisition cost		975,365	888,262
Other		66,592	170,338
Allowances for impairment		(51,186)	(49,679)

	~~W~~	18,168,408	16,551,958

19.	Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2016 and 2017 are as follows:

	2016
	Gross investment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	760,468	73,129	687,339
1 ~ 5 years		1,182,066	72,813	1,109,253
Later than 5 years		20,172	16	20,156

	~~W~~	1,962,706	145,958	1,816,748

	2017
	Gross investment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	688,358	76,677	611,681
1 ~ 5 years		1,176,334	86,280	1,090,054
Later than 5 years		16,226	585	15,641

	~~W~~	1,880,918	163,542	1,717,376

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

19.	Leases (continued)
(b)	The scheduled maturities of minimum lease payments for operating leases of the Group as lessor as of December 31, 2016 and 2017 are as follows:

	Minimum lease payment
	2016		2017
Not later than 1 year	~~W~~	14,992	37,455
1 ~ 5 years		11,062	70,764
Over 5 years		—	12

	~~W~~	26,054	108,231

(c)	Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2016 and 2017 are as follows:

	Minimum lease payment
	2016		2017
Not later than 1 year	~~W~~	178,272	247,815
1 ~ 5 years		160,988	328,482
Later than 5 years		3,720	32,740

	~~W~~	342,980	609,037

20.	Pledged assets

(a) Assets pledged as collateral as of December 31, 2016 and 2017 are as follows:

	2016		2017
Loans	~~W~~	76,432	99,158
Securities
Trading assets		10,761,284	12,660,710
Financial assets designated at fair value through profit or loss		580,837	587,380
Available-for-sale financial assets		2,290,029	1,968,870
Held-to-maturity financial assets		8,011,985	10,508,112

		21,644,135	25,725,072

Deposits		701,366	1,501,661
Real estate		61,711	157,485

	~~W~~	22,483,644	27,483,376

The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2016 and 2017 are ~~W~~8,877,166 million and ~~W~~9,688,816 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Pledged assets (continued)

(b) The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2016 and 2017 are as follows:

	2016
	Collateral held
	Assets pledged as collateral		Assets received as collateral
Securities	~~W~~	7,667,417	3,749,791
Others		200	—

	2017
	Collateral held
	Assets pledged as collateral		Assets received as collateral
Securities	~~W~~	8,779,621	3,749,516

21.	Deposits

Deposits as of December 31, 2016 and 2017 are as follows:

	2016		2017
Demand deposits	~~W~~	93,632,192	102,928,642
Time deposits		126,325,628	129,483,260
Negotiable certificates of deposits		6,478,626	7,583,365
Note discount deposits		4,581,276	3,423,459
CMA(*)		2,473,048	4,197,146
Others		1,647,188	1,803,352

	~~W~~	235,137,958	249,419,224

(*)	CMA: Cash management account deposits

22.	Trading liabilities

Trading liabilities as of December 31, 2016 and 2017 are as follows:

	2016		2017
Securities sold:
Equity	~~W~~	581,625	495,019
Debt		815,383	871,884
Others		93,757	47,001

		1,490,765	1,413,904
Gold deposits		485,995	434,586

	~~W~~	1,976,760	1,848,490

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2016 and 2017 are as follows:

	2016		2017	Reason for designation
Deposits	~~W~~	6,282	—	Combined instrument
Equity-linked securities sold		7,024,194	5,865,990	Combined instrument
Derivatives-combined securities sold		2,193,032	2,394,646	Combined instrument
Securities sold		10,134	36,973	Evaluation and management on a fair value basis

	~~W~~	9,233,642	8,297,609

24.	Borrowings

Borrowings	as of December 31, 2016 and 2017 are as follows:

	2016
	Interest rate (%)	Amount
Borrowings in won:
Borrowings from Bank of Korea	0.50~0.75	~~W~~	2,669,027
Others	0.00~5.00		7,582,778

			10,251,805

Borrowings in foreign currency:
Overdraft due to banks	0.00		152,589
Borrowings from banks	0.24~3.95		3,717,391
Others	1.02~1.86		1,947,650

			5,817,630

Call money	0.10~10.00		1,130,476
Bills sold	0.65~1.52		12,427
Bonds sold under repurchase agreements	0.30~6.29		8,082,626
Bond issuance costs			(723)

		~~W~~	25,294,241

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

24.	Borrowings (continued)

	2017
	Interest rate (%)	Amount
Borrowings in won:
Borrowings from Bank of Korea	0.50~0.75	~~W~~	2,913,045
Others	0.00~5.00		9,585,511

			12,498,556

Borrowings in foreign currency:
Overdraft due to banks	0.00		128,634
Borrowings from banks	0.10~12.50		3,737,366
Others	0.00~7.90		1,295,572

			5,161,572

Call money	0.00~6.20		856,813
Bills sold	0.65~3.26		13,605
Bonds sold under repurchase agreements	0.00~6.00		9,056,232
Bond issuance costs			(168)

		~~W~~	27,586,610

25.	Debt securities issued

Debt securities issued as of December 31, 2016 and 2017 are as follows:

	2016
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	33,838,495
Subordinated debt securities issued	2.20~4.69		3,991,056
Loss on fair value hedges			(147,208)
Bond issuance cost			(38,178)

			37,644,165

Debt securities issued in foreign currencies:
Debt securities issued	0.03~4.38		5,526,809
Subordinated debt securities issued	3.88		1,189,067
Loss on fair value hedges			(9,977)
Bond issuance cost			(23,279)

			6,682,620

		~~W~~	44,326,785

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

25.	Debt securities issued (continued)

	2017
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	41,781,486
Subordinated debt securities issued	2.20~4.60		3,500,401
Loss on fair value hedges			(274,047)
Bond issuance cost			(45,969)

			44,961,871

Debt securities issued in foreign currencies:
Debt securities issued	0.00~4.20		4,989,904
Subordinated debt securities issued	3.75~3.88		1,446,390
Loss on fair value hedges			(25,794)
Bond issuance cost			(31,550)

			6,378,950

		~~W~~	51,340,821

26.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2016 and 2017 are as follows:

	2016		2017
Present value of defined benefit obligations	~~W~~	1,689,980	1,695,191
Fair value of plan assets		(1,559,101)	(1,688,047)

Recognized liabilities for defined benefit obligations	~~W~~	130,879	7,144

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Employee benefits (continued)

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2016 and 2017 were as follows:

	2016
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,567,898	(1,341,768)	226,130
Included in profit or loss:
Current service cost		179,811	—	179,811
Past service cost		—	—	—
Interest expense (income)		50,892	(44,773)	6,119

		230,703	(44,773)	185,930

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		2,344	—	2,344
Financial assumptions		(297)	—	(297)
Experience adjustment		(41,538)	—	(41,538)
- Return on plan assets excluding interest income		—	19,448	19,448

		(39,491)	19,448	(20,043)

Other:
Benefits paid by the plan		(69,439)	62,405	(7,034)
Contributions paid into the plan		—	(254,413)	(254,413)
Change in subsidiaries		250	—	250
Effect of movements in exchange rates		59	—	59

		(69,130)	(192,008)	(261,138)

Ending balance	~~W~~	1,689,980	(1,559,101)	130,879

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Employee benefits (continued)

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

	2017
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,689,980	(1,559,101)	130,879
Included in profit or loss:
Current service cost		172,152	—	172,152
Past service cost		2,810	—	2,810
Interest expense (income)		54,485	(52,136)	2,349

		229,447	(52,136)	177,311

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		4,471	—	4,471
Financial assumptions		(96,957)	—	(96,957)
Experience adjustment		(56,709)	—	(56,709)
- Return on plan assets excluding interest income		—	27,460	27,460

		(149,195)	27,460	(121,735)

Other:
Benefits paid by the plan		(74,841)	69,857	(4,984)
Contributions paid into the plan		—	(174,127)	(174,127)
Effect of movements in exchange rates		(200)	—	(200)

		(75,041)	(104,270)	(179,311)

Ending balance	~~W~~	1,695,191	(1,688,047)	7,144

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(c)	The composition of plan assets as of December 31, 2016 and 2017 are as follows:

	2016		2017
Plan assets comprise:
Equity securities	~~W~~	126,348	231,620
Debt securities		32,838	43,990
Due from banks		1,363,942	1,380,656
Other		35,973	31,781

	~~W~~	1,559,101	1,688,047

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Employee benefits (continued)

(d)	Actuarial assumptions as of December 31, 2016 and 2017 are as follows:

	2016	2017	Description
Discount rate	2.78%~3.40%	2.44%~4.07%	AA0 corporate bond yields
Future salary increase rate	2.50%~5.38% + Upgrade rate	0.99%~5.61% + Upgrade rate	Average for 5 years
Weighted average maturity	7.25 years ~ 13.16 years	7.25 years ~ 9.33 years

(e)	Sensitivity analysis

As of December 31, 2017, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(147,071)	164,735
Future salary increase rate (1%p movement)		164,977	(149,641)

27.	Provisions

(a)	Provisions as of December 31, 2016 and 2017 are as follows:

	2016		2017
Asset retirement obligations	~~W~~	50,738	45,495
Expected loss related to litigation		34,471	32,650
Unused credit commitments		450,997	168,006
Bonus card points program		25,425	26,434
Financial guarantee contracts issued		79,238	80,861
Others		88,019	75,512

	~~W~~	728,888	428,958

(b)	Changes in provisions for the years ended December 31, 2016 and 2017 were as follows:

	2016
	Asset retirement		Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	~~W~~	48,434	25,945	434,941	27,649	81,374	80,445	698,788
Provision		2,714	11,387	15,419	51,745	3,887	25,174	110,326
Provision used		(2,647)	(3,226)	—	(54,300)	—	(17,649)	(77,822)
Foreign exchange translation		—	365	637	—	993	60	2,055
Others(*1)		2,237	—	—	331	(7,016)	(11)	(4,459)

Ending balance	~~W~~	50,738	34,471	450,997	25,425	79,238	88,019	728,888

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Provisions (continued)

	2017
	Asset retirement		Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	~~W~~	50,738	34,471	450,997	25,425	79,238	88,019	728,888
Provision(reversal)		(4,562)	704	(279,508)	51,294	2,548	11,797	(217,727)
Provision used		(2,695)	(1,908)	—	(50,285)	(132)	(22,637)	(77,657)
Foreign exchange translation		—	(617)	(3,483)	—	(4,458)	(52)	(8,610)
Others(*1)		2,014	—	—	—	3,665	(1,615)	4,064

Ending balance	~~W~~	45,495	32,650	168,006	26,434	80,861	75,512	428,958

(*1)	Others include the effects of decrease in discount and changes in discount rate.
(*2)	Provisions for card point were classified as fees and commission expense.

(c)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d)	Allowance for guarantees and acceptances as of December 31, 2016 and 2017 are as follows:

	2016		2017
Guarantees and acceptances outstanding	~~W~~	9,324,734	7,611,211
Contingent guarantees and acceptances		2,997,553	3,259,613
ABS and ABCP purchase commitments		2,060,089	2,035,543
Endorsed bill		32,187	85,456

	~~W~~	14,414,563	12,991,823

Allowance for loss on guarantees and acceptances	~~W~~	79,238	80,861
Ratio	%	0.55	0.62

28.	Liability under insurance contracts

(a)	Insurance risk

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

(c)	Insurance liabilities as of December 31, 2016 and 2017 are as follows:

	2016		2017
Policy reserve	~~W~~	22,366,865	24,515,364
Policyholder’s equity adjustment		10,569	(76)

	~~W~~	22,377,434	24,515,288

(d)	Policy reserve as of December 31, 2016 and 2017 are as follows:

	2016		2017
Interest rate linked	~~W~~	15,177,891	16,464,193
Fixed interest rate		7,188,974	8,051,171

	~~W~~	22,366,865	24,515,364

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

(e)	The details of policy reserves as of December 31, 2016 and 2017 are as follows:

	2016
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	4,848,027	9,451,671	6,958,191	21,257,889	37,777	297	38,074	21,295,963
Guarantee reserve		11,265	44,288	156	55,709	—	—	—	55,709
Unearned premium reserve		3	376	—	379	465	—	465	844
Reserve for outstanding claims		79,017	714,129	155,735	948,881	29,788	—	29,788	978,669
Interest rate difference guarantee reserve		1,882	163	13	2,058	—	—	—	2,058
Mortality gains reserve		6,212	5,275	222	11,709	4	—	4	11,713
Interest gains reserve		17,356	268	21	17,645	—	—	—	17,645
Long term duration dividend reserve		56	10	2	68	—	—	—	68
Reserve for policyholder’s profit dividend		2,862	—	—	2,862	—	—	—	2,862
Reserve for losses on dividend insurance contract		1,334	—	—	1,334	—	—	—	1,334

	~~W~~	4,968,014	10,216,180	7,114,340	22,298,534	68,034	297	68,331	22,366,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

	2017
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	5,343,670	10,628,661	7,323,183	23,295,514	32,538	57	32,595	23,328,109
Guarantee reserve		11,678	50,615	151	62,444	—	—	—	62,444
Unearned premium reserve		3	364	—	367	652	—	652	1,019
Reserve for outstanding claims		98,596	784,535	176,566	1,059,697	26,068	—	26,068	1,085,765
Interest rate difference guarantee reserve		2,280	159	12	2,451	—	—	—	2,451
Mortality gains reserve		7,736	5,195	200	13,131	5	—	5	13,136
Interest gains reserve		18,463	268	20	18,751	—	—	—	18,751
Long term duration dividend reserve		59	10	1	70	—	—	—	70
Reserve for policyholder’s profit dividend		2,374	—	—	2,374	—	—	—	2,374
Reserve for losses on dividend insurance contract		1,245	—	—	1,245	—	—	—	1,245

	~~W~~	5,486,104	11,469,807	7,500,133	24,456,044	59,263	57	59,320	24,515,364

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

(f)	Reinsurance credit risk as of December 31, 2016 and 2017 are as follows:

	2016
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	~~W~~	930	2,377
A- to A+		820	1,692

	~~W~~	1,750	4,069

	2017
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	~~W~~	1,893	3,420
A- to A+		1,217	3,387

	~~W~~	3,110	6,807

(g)	Income or expenses on insurance for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Insurance income:
Premium income	~~W~~	4,421,381	4,558,453	4,550,277
Reinsurance income		4,239	6,840	10,532
Separate account income		22,208	20,805	38,999

		4,447,828	4,586,098	4,599,808
Insurance expenses:
Claims paid		(1,946,669)	(2,007,831)	(2,213,285)
Reinsurance premium expenses		(5,306)	(8,405)	(13,220)
Provision for policy reserves		(2,277,549)	(2,325,010)	(2,147,139)
Separate account expenses		(22,207)	(20,805)	(38,999)
Discount charge		(458)	(548)	(632)
Acquisition costs		(596,124)	(559,213)	(543,752)
Collection expenses		(14,139)	(15,367)	(15,716)
Deferred acquisition costs		418,975	373,490	336,851
Amortization of deferred acquisition costs		(436,512)	(440,913)	(423,955)

		(4,879,989)	(5,004,602)	(5,059,847)

Net loss on insurance	~~W~~	(432,161)	(418,504)	(460,039)

(h)	Maturity of premium reserve as of December 31, 2016 and 2017 are as follows:

	2016
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	25,096	175,097	549,783	598,030	1,186,510	4,026,275	6,560,791
Interest rate linked		38,828	220,839	1,711,187	469,287	1,227,833	11,067,198	14,735,172

Ending balance	~~W~~	63,924	395,936	2,260,970	1,067,317	2,414,343	15,093,473	21,295,963

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

	2017
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	62,611	256,126	646,634	550,935	1,227,656	4,629,667	7,373,629
Interest rate linked		32,364	660,966	1,549,321	384,276	1,359,071	11,968,482	15,954,480

Ending balance	~~W~~	94,975	917,092	2,195,955	935,211	2,586,727	16,598,149	23,328,109

(i)	Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2016 and 2017. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2016	2017	Measurement basis
Discount rate	2.04% ~ 5.08%	2.16% ~ 4.94%	Scenario that adds liquidity premium to risk-free rate scenario is based on the rate scenario suggested by FSS

Mortality rate	8% ~ 445%	6.24% ~ 257.25%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years

Operating expense rate	Acquisition cost - The first time : 90% ~ 975.7% - From the second time : 0% ~ 282.5% Maintenance expense (each case): 214 won ~ 3,026 won Collection expenses (on gross premium): 0.03% ~ 1.03%	Acquisition cost - The first time : 90% ~ 1034.9% - From the second time : 0% ~ 212.9% Maintenance expense (each case): 843 won ~ 3,768 won Collection expenses (on gross premium): 0.03% ~ 1.05%	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year

Surrender ratio	1.00% ~ 64.83%	0.95% ~ 34.08%	Surrender ratio by classes of sales channel, product and transition period of last 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Liability under insurance contracts (continued)

The result of liability adequacy test as of December 31, 2016 and 2017 are as follows:

	2016
	Provisions for test		LAT base	Premium loss (surplus)(*)
Participating:
Fixed interest	~~W~~	571,759	1,375,004	803,245
Variable interest		751,848	697,361	(54,487)

		1,323,607	2,072,365	748,758

Non-Participating:
Fixed interest		4,767,752	3,010,507	(1,757,245)
Variable interest		12,157,477	8,530,948	(3,626,529)

		16,925,229	11,541,455	(5,383,774)

	~~W~~	18,248,836	13,613,820	(4,635,016)

	2017
	Provisions for test		LAT base	Premium loss (surplus)(*)
Participating:
Fixed interest	~~W~~	582,842	1,351,510	768,668
Variable interest		811,078	854,073	42,995

		1,393,920	2,205,583	811,663

Non-Participating:
Fixed interest		5,374,209	2,083,833	(3,290,376)
Variable interest		13,374,917	9,819,816	(3,555,101)

		18,749,126	11,903,649	(6,845,477)

	~~W~~	20,143,046	14,109,232	(6,033,814)

(*)	To the extent the premiums are deficient to cover expected future losses at the entity level, an additional reserve is recorded for the premium deficiency. As of December 31, 2016 and 2017 no additional reserve was required.

Sensitivity analysis as of December 31, 2016 and 2017 are as follows:

	LAT fluctuation
	2016		2017
Discount rate increased by 0.5%	~~W~~	(1,643,171)	(1,492,528)
Discount rate decreased by 0.5%		1,874,896	1,635,133
Operating expense increased by 10%		176,568	138,689
Mortality rate increased by 10%		723,132	700,324
Mortality rate increased by 5%		354,587	318,270
Surrender ratio increased by 10%		365,768	326,184

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Other liabilities

Other liabilities as of December 31, 2016 and 2017 are as follows:

	2016		2017
Accounts payable	~~W~~	7,258,267	8,524,295
Accrued expenses		2,835,472	3,022,127
Dividend payable		9,553	8,345
Advance receipts		180,626	120,724
Unearned income		373,895	402,541
Withholding value-added tax and other taxes		338,771	343,938
Securities deposit received		713,417	911,304
Foreign exchange remittances pending		226,927	223,465
Domestic exchange remittances pending		980,663	1,808,652
Borrowing from trust account		3,447,078	4,057,649
Due to agencies		498,943	607,743
Deposits for subscription		46,983	79,154
Separate account liabilities		2,999,109	3,213,389
Sundry liabilities		969,010	1,930,410
Other		55,896	76,966
Present value discount account		(17,463)	(17,929)

	~~W~~	20,917,147	25,312,773

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity

(a)	Equity as of December 31, 2016 and 2017 are as follows:

	2016		2017
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		498,316	423,921

Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(458,461)	(398,035)

Accumulated other comprehensive income, net of tax:
Valuation gain on available-for-sale financial assets		394,183	72,126
Equity in other comprehensive income of associates		21,258	(294)
Foreign currency translation adjustments for foreign operations		(151,726)	(345,199)
Net gain (loss) from cash flow hedges		(13,464)	2,440
Other comprehensive income (loss) of separate account		4,466	(4,812)
Actuarial losses		(357,300)	(253,995)

		(102,583)	(529,734)

Retained earnings (*1)		18,640,038	20,790,599
Non-controlling interest (*2)		635,282	883,397

	~~W~~	31,744,980	33,702,536

(*1)	Restriction on appropriation of retained earnings is as follows:

1)	The controlling company’s legal reserve of ~~W~~1,845,691 million and ~~W~~1,992,716 million as of December 31, 2016 and 2017, respectively.
2)	The controlling company’s regulatory reserve for loan loss of ~~W~~9,144 million and ~~W~~5,953 million as of December 31, 2016 and 2017, respectively.
3)	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ~~W~~5,658,334 million as of December 31, 2017.

(*2)	The hybrid bonds of ~~W~~496,393 million and ~~W~~718,775 million and issued by Shinhan Bank and Jeju Bank were attributed to non-controlling interests as of December 31, 2016 and 2017, respectively. Dividends to those hybrid bonds of ~~W~~45,691 million and ~~W~~30,442 million were attributed to non-controlling interests as of December 31, 2016 and 2017, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

(b)	Capital stock

i) Capital stock of the Group as of December 31, 2016 and 2017 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks outstanding		474,199,587

(c)	Hybrid bond

Hybrid bond classified as other equity as of December 31, 2016 and 2017 are as follows:

Issue date	Maturity date	Interest rate (%)	2016		2017
May 22, 2012	May 22, 2042	5.34	~~W~~	298,861	—
June 25, 2015	June 25, 2045	4.38		199,455	199,455
September 15, 2017	—	3.77		—	134,683
September 15, 2017	—	4.25		—	89,783

			~~W~~	498,316	423,921

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid. On May 22, 2017, the Group exercised the early redemption right and redeemed all the hybrid bonds issued on May 22, 2012.

(d)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2016 and 2017 are as follows:

	2016		2017
Beginning balance	~~W~~	(423,536)	(458,461)
Transaction on redemption of hybrid bonds		(1,418)	(1,139)
Other transactions with owners		(33,507)	61,565

Ending balance	~~W~~	(458,461)	(398,035)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

(e)	Accumulated other comprehensive income

i) Changes in accumulated other comprehensive income for the years ended December 31, 2016 and 2017 are as follows:

	2016
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771
Change due to fair value		(123,415)	1,813	—	—	(5,712)	—	(127,314)
Reclassification:
Change due to impairment or disposal		(445,040)	—	—	—	—	—	(445,040)
Effect of hedge accounting		—	—	—	(44,348)	—	—	(44,348)
Hedging		2,289	—	(54,393)	42,683	—	—	(9,421)
Effects from exchange rate fluctuations		(1,395)	—	52,936	—	—	—	51,541
Remeasurements of the defined benefit plans		—	—	—	—	—	20,513	20,513
Deferred income taxes		133,904	876	13,560	403	1,383	(4,845)	145,281
Non-controlling interests		1,127	—	(91)	—	—	398	1,434

Ending balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

	2017
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)
Change due to fair value		(60,397)	(24,886)	—	—	(12,529)	—	(97,812)
Reclassification:
Change due to impairment or disposal		(346,126)	—	—	—	—	—	(346,126)
Effect of hedge accounting		—	—	—	250,875	—	—	250,875
Hedging		1,241	—	97,353	(229,747)	—	—	(131,153)
Effects from exchange rate fluctuations		(28,553)	—	(276,285)	—	—	—	(304,838)
Remeasurements of the defined benefit plans		—	—	—	—	—	121,735	121,735
Transfer to other account		—	(414)	—	—	—	—	(414)
Deferred income taxes		110,708	3,748	(15,240)	(5,224)	3,251	(18,210)	79,033
Non-controlling interests		1,071	—	698	—	—	(220)	1,549

Ending balance	~~W~~	72,126	(294)	(345,199)	2,440	(4,812)	(253,995)	(529,734)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

(f)	Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2016 and 2017 are as follows:

	2016		2017
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,422,880	4,896,292
Redemption of preferred stock		(1,125,906)	—
Dividend to hybrid bonds		(36,091)	(17,678)
Net income		1,470,250	754,727

		5,731,133	5,633,341
Reversal of regulatory reserve for loan losses		3,191	—

		5,734,324	5,633,341

Appropriation of retained earnings:
Legal reserve		147,025	75,473
Dividends
Dividends on common stocks paid		687,589	687,589
Regulatory reserve for loan losses		—	1,619
Voluntary reserve (loss compensation reserve)		2,000	—
Loss on redemption of hybrid bonds		1,418	1,139

		838,032	765,820

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,896,292	4,867,521

Date of appropriation:		March 23, 2017	March 22, 2018

These statements of appropriation of retained earnings were based on the separate financial statements of Shinhan Finance Group.

(g)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and by Regulations for the Supervision of Financial Institutions at the account of regulatory reserve for loan losses.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2016 and 2017 were as follows:

	2016		2017
Beginning balance	~~W~~	2,192,635	2,252,771
Planned regulatory reserve for (reversal of) loan losses		60,136	632,247

Ending balance	~~W~~	2,252,771	2,885,018

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Equity (continued)

ii)	Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2016 and 2017 are as follows:

	2016		2017
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	2,774,778	2,917,735
Provision for regulatory reserve for loan losses		(58,537)	(631,578)

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	2,716,241	2,286,157

Basic and diluted earnings per share adjusted for regulatory reserve in won (*)		5,612	4,784

(*)	Dividends for preferred stocks and hybrid bonds are deducted.

31.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2016 and 2017 are as follows:

	2016		2017
Total number of shares issued and outstanding		474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		1,450	1,450

Dividends (*)	~~W~~	687,589	687,589

Dividend rate per share		% 29.0	29.0

(*)	The amounts are proposed or declared dividends before the financial statements were authorized for issue but not recognized as a distribution to owners during the year.

(b)	Dividend for hybrid bond was calculated as follows for years ended December 31, 2016 and 2017:

	2016		2017
Amount of hybrid bond	~~W~~	500,000	425,000
Interest rate	%	4.38~5.80	3.77~4.38

Dividend (*)	~~W~~	36,091	17,678

(*)	The dividends to hybrid bonds that were early redeemed during the period are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

32.	Net interest income

Net interest income for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Interest income:
Cash and due from banks	~~W~~	225,554	185,534	167,793
Trading assets		510,764	454,274	489,836
Financial assets designated at fair value through profit or loss		48,264	43,398	57,899
Available-for-sale financial assets		665,561	632,829	671,912
Held-to-maturity financial assets		539,190	561,823	651,107
Loans		9,024,682	9,230,303	9,673,635
Others		115,689	128,141	86,472

		11,129,704	11,236,302	11,798,654
Interest expense:
Deposits		(2,861,027)	(2,586,742)	(2,482,415)
Borrowings		(325,564)	(300,759)	(352,069)
Debt securities issued		(1,183,758)	(1,085,830)	(1,085,366)
Others		(66,422)	(57,605)	(35,851)

		(4,436,771)	(4,030,936)	(3,955,701)

Net interest income	~~W~~	6,692,933	7,205,366	7,842,953

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Fees and commission income:
Credit placement fees	~~W~~	74,769	74,352	59,133
Commission received as electronic charge receipt		136,991	137,213	142,755
Brokerage fees		410,682	333,722	373,108
Commission received as agency		167,137	131,026	129,460
Investment banking fees		79,840	66,150	66,191
Commission received in foreign exchange activities		162,989	182,975	197,705
Asset management fees		86,144	115,574	190,802
Credit card fees		2,351,140	2,343,255	2,369,745
Others		426,837	419,329	516,056

		3,896,529	3,803,596	4,044,955
Fees and commission expense:
Credit-related fee		(43,337)	(32,401)	(35,665)
Credit card fees		(1,848,510)	(1,899,339)	(1,988,826)
Others		(383,703)	(306,317)	(309,510)

		(2,275,550)	(2,238,057)	(2,334,001)

Net fees and commission income	~~W~~	1,620,979	1,565,539	1,710,954

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

34.	Dividend income

Dividend income for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Trading assets	~~W~~	68,607	50,805	57,615
Available-for-sale financial assets		239,670	230,818	199,691

	~~W~~	308,277	281,623	257,306

35.	Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Trading assets:
Debt securities
Loss on valuation	~~W~~	(6,451)	(47,017)	(90,442)
Gain (loss) on		55,810	(1,933)	(93,528)

		49,359	(48,950)	(183,970)

Equity securities
Gain on valuation		19,355	161,234	187,442
Gain on sale		125,552	70,603	128,118

		144,907	231,837	315,560

Other
Gain (loss) on valuation		(5,238)	18,336	5,782

Trading liabilities:
Securities sold
Gain (loss) on valuation		20,146	(121,262)	(138,134)
Gain (loss) on disposition		(84,642)	5,174	(20,610)

		64,496	(116,088)	(158,744)

Other
Gain (loss) on valuation		24,366	(61,321)	260
Gain on disposition		1,805	2,589	2,440

		26,171	(58,732)	2,700

Derivatives:
Gain (loss) on valuation		(803,990)	1,667	369,225
Gain on .transaction		309,189	341,440	612,670

		(494,801)	343,107	981,895

	~~W~~	(344,098)	369,510	963,223

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Financial assets designated at fair value through profit or loss:
Other securities
Gain on valuation	~~W~~	14,707	11,798	13,020
Debt securities
Gain (loss) on valuation		(19,786)	20,498	(65,475)
Gain on sale and redemption		14,651	16,625	11,673

		(5,135)	37,123	(53,802)

Equity securities
Dividend income		112	185	51
Loss on valuation		(24,509)	(5,664)	(78,633)
Gain on sale		46,200	5,747	5,622

		21,803	268	(72,960)

Financial liabilities designated at fair value through profit or loss:
Other securities
Gain (loss) on valuation		95	(97)	—
Loss on disposal and redemption		(111)	(109)	(43)

		(16)	(206)	(43)
Borrowings
Gain (loss) on valuation		778,451	(174,348)	(100,685)
Loss on disposal and redemption		(350,045)	(376,590)	(845,356)

		428,406	(550,938)	(946,041)

	~~W~~	459,765	(501,955)	(1,059,826)

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Impairment losses on:
Loans	~~W~~	(1,021,711)	(1,102,781)	(800,928)
Available-for-sale financial assets		(254,883)	(96,381)	(202,360)
Other financial assets		—	(4,851)	(15,672)

		(1,276,594)	(1,204,013)	(1,018,960)

Reversal of impairment losses on:
Available-for-sale financial assets		12,541	8,350	4,061

	~~W~~	(1,264,053)	(1,195,663)	(1,014,899)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

38.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Employee benefits:
Salaries	~~W~~	2,478,136	2,515,492	2,668,224
Severance benefits:
Defined contribution		20,203	22,007	21,040
Defined benefit		165,706	181,703	173,080
Termination benefits		105,031	106,833	285,158

		2,769,076	2,826,035	3,147,502
Rent		350,718	340,504	336,124
Entertainment		33,339	31,409	29,039
Depreciation		193,927	177,405	173,541
Amortization		75,060	74,222	66,860
Taxes and dues		195,729	164,177	165,689
Advertising		255,656	292,552	271,819
Research		13,442	14,070	14,093
Others		588,121	588,201	606,531

	~~W~~	4,475,068	4,508,575	4,811,198

39.	Share-based payments

(a)	Stock options granted as of December 31, 2017 are as follows:

	4th grant(*1)		5th grant(*1)		6th grant(*1)		7th grant(*1)(*2)
Grant date		March 30, 2005		March 21, 2006		March 20, 2007	March 19, 2008
Exercise price in won		~~W~~28,006		~~W~~38,829		~~W~~54,560	~~W~~49,053
Number of shares granted		2,695,200		3,296,200		1,301,050	808,700
Options expiry dates		August 30, 2018		August 21, 2019		August 19, 2020	May 17, 2021/ September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2017		102,389		108,356		58,764	45,628
Exercised		(99,889)		(105,856)		—	—

Balance at December 31, 2017		2,500		2,500		58,764	45,628

							~~W~~5,401 (Expiration of contractual exercise period : May 17, 2021)
Fair value per share in won	~~W~~	21,394	~~W~~	10,571	~~W~~	3,154	~~W~~5,536 (Expiration of contractual exercise period : Sep 17, 2021)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

39.	Share-based payments (continued)

(*1)	The equity instruments granted are fully vested as of December 31, 2017. The weighted average exercise price in won for 109,392 stock options outstanding at December 31, 2017 is ~~W~~51,297.
(*2)	As of December 31, 2017, the exercise of the remaining for 9,466 stock options (7th grant) was temporarily suspended.

(b)	Performance shares granted as of December 31, 2017 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions	Increase rate of the stock price and achievement of target ROE
Operating period(*)	4 or 5 years
Estimated number of shares vested at December 31, 2017	273,541	1,165,525
Fair value per share in won	~~W~~45,926, ~~W~~47,376, ~~W~~40,889, ~~W~~45,766 and ~~W~~49,405	~~W~~49,400

(*)	Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. Share price to be paid in the future is evaluated using the share price as of the end of the reporting period. For share-based payment transactions among the Group, Shinhan Financial Group receiving the services shall measure the services received as a cash-settled and the subsidiaries measure as an equity-settled share-based payment transaction, respectively.

(c)	Share-based compensation costs for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	~~W~~	(44)	(458)	(502)
5th		(31)	(500)	(531)
6th		—	—	—
7th		(4)	(15)	(19)
Performance shares		1,599	13,878	15,477

	~~W~~	1,520	12,905	14,425

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

39.	Share-based payments (continued)

	2016
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	51	533	584
5th		36	582	618
6th		—	—	—
7th		—	—	—
Performance shares		2,890	23,845	26,735

	~~W~~	2,977	24,960	27,937

	2017
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	67	413	480
5th		48	757	805
6th		26	159	185
7th		83	120	203
Performance shares		1,782	15,717	17,499

	~~W~~	2,006	17,166	19,172

(d)	Accrued expenses and the intrinsic value as of December 31, 2016 and 2017 are as follows:

	2016
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	155	1,611	1,766
5th		41	655	696
6th		—	—	—
7th		—	—	—
Performance shares		7,433	57,638	65,071

	~~W~~	7,629	59,904	67,533

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

39.	Share-based payments (continued)

The intrinsic value of share-based payments is ~~W~~67,533 million as of December 31, 2016. For calculating, the quoted market price ~~W~~45,250 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

	2017
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	—	54	54
5th		—	26	26
6th		26	159	185
7th		83	120	203
Performance shares		8,286	62,769	71,055

	~~W~~	8,395	63,128	71,523

The intrinsic value of share-based payments is ~~W~~71,151 million as of December 31, 2017. For calculating, the quoted market price ~~W~~49,400 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

40.	Net other operating expense

Other operating income and other operating expense for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Other operating income
Gain on sale of assets:
Loans	~~W~~	180,306	69,002	50,707
Others:
Gain on hedged items		356,090	392,913	634,695
Reversal of allowance for acceptances and guarantee		33,526	4,046	—
Gain on trust account		5,027	3,379	14
Gain on other allowance		6,988	30,419	306,730
Others		392,548	47,556	82,375

		794,179	478,313	1,023,814

		974,485	547,315	1,074,521

Other operating expense
Loss on sale of assets:
Loans		(10,759)	(11,021)	(8,394)
Others:
Loss on hedged items		(297,066)	(451,728)	(629,754)
Contribution		(274,685)	(252,178)	(252,419)
Loss on allowance for acceptances and guarantee		(825)	(7,933)	(2,548)
Loss on other allowance		(55,425)	(84,048)	(31,931)
Depreciation of operating lease assets		(9,895)	(8,315)	(12,943)
Others		(769,973)	(530,003)	(599,524)

		(1,407,869)	(1,334,205)	(1,529,119)

		(1,418,628)	(1,345,226)	(1,537,513)

Net other operating expenses	~~W~~	(444,143)	(797,911)	(462,992)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

41.	Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Other non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	2,379	3,343	5,278
Gain on disposition of assets held for sale		—	—	22,748
Investment property		5,586	2,668	219
Lease assets		328	272	605
Others		433	95	125

		8,726	6,378	28,975

Gain on sale of investments in associates		95,485	5,218	8,891
Others:
Rental income on investment property		30,876	27,852	33,023
Reversal of impairment losses on intangible asset		982	301	91
Gain from assets contributed		714	53	1,067
Others		100,877	104,563	67,535

		133,449	132,769	101,716

		237,660	144,365	139,582

Other non-operating expense
Loss on sale of assets:
Property and equipment		(1,496)	(2,811)	(2,642)
Investment property		(55)	(248)	(1,627)
Lease assets		(2,714)	(2,429)	(1,282)
Others		(69)	(118)	(149)

		(4,334)	(5,606)	(5,700)

Loss on sale of investments in associates		(2,012)	(3,315)	(1,332)
Impairment loss on investments in associates		(9,024)	(7,339)	(144)

		(11,036)	(10,654)	(1,476)

Others:
Donations		(24,830)	(19,367)	(140,243)
Depreciation of investment properties		(13,117)	(19,588)	(16,095)
Impaired loss on property and equipment		—	(2,204)	(16)
Impaired loss on intangible assets		(3,125)	(3,411)	(271)
Write-off of intangible assets		(960)	(966)	(1,210)
Collecting of written-off expenses		(8,088)	(4,379)	(7,162)
Others		(25,705)	(26,355)	(20,220)

		(75,825)	(76,270)	(185,217)

		(91,195)	(92,530)	(192,393)

Net other non-operating income (loss)	~~W~~	146,465	51,835	(52,811)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Current income tax expense	~~W~~	556,558	718,757	749,649
Adjustment for prior periods		(31,101)	(36,372)	(23,265)
Temporary differences		67,928	(480,280)	46,198
Income tax recognized in other comprehensive income		101,234	143,448	75,551

Income tax expenses	~~W~~	694,619	345,553	848,133

(b)	Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Profit before income taxes	~~W~~	3,140,577	3,170,472	3,796,257

Income taxes at statutory tax rates	~~W~~	758,345	765,395	917,476
Adjustments:
Non-taxable income		(16,421)	(30,839)	(10,614)
Non-deductible expense		7,862	18,786	12,772
Tax credit		(557)	(401)	(195)
Recognition of deferred tax assets related to expired unused tax losses (see note 42 (c)(*2))		—	(357,307)	—
Changes in deferred tax due to change in tax rate		—	—	(72,985)
Other		(42,869)	(13,709)	24,944
Refund due to adjustments of prior year tax returns		(11,741)	(36,372)	(23,265)

Income tax expense	~~W~~	694,619	345,553	848,133

Effective tax rate	%	22.12	10.90	22.34

The statutory tax rate in Korea was amended in 2017 and will be effective from 2018 as listed below.

Taxable income	Tax Rate
	2017	Thereafter
~~W~~200 million or below	11.0%	11.0%
Below ~~W~~20 billion	22.0%	22.0%
Below ~~W~~300 billion	24.2%	24.2%
~~W~~300 billion or above	24.2%	27.5%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2016 and 2017 are as follows:

	2016
	Beginning balance		Profit or loss	Other comprehensive income/Other	Ending Balance (*1)
Unearned income	~~W~~	(138,541)	(693)	—	(139,234)
Account receivable		(13,203)	1,710	—	(11,493)
Trading assets		(59,232)	25,808	—	(33,424)
Available-for-sale		90,904	(137,598)	133,591	86,897
Investment in associates		3,021	16,215	876	20,112
Valuation and depreciation of property and equipment		(154,151)	7,291	—	(146,860)
Derivative asset (liability)		190,834	(66,004)	403	125,233
Deposits		15,412	2,750	—	18,162
Accrued expenses		95,278	13,422	—	108,700
Defined benefit obligation		350,047	34,510	(6,157)	378,400
Plan assets		(308,455)	(6,426)	1,173	(313,708)
Other provisions		203,360	18,389	—	221,749
Allowance for acceptances and guarantees		20,074	(544)	—	19,530
Allowance related to asset revaluation		(46,988)	11	—	(46,977)
Allowance for expensing depreciation		(578)	57	—	(521)
Deemed dividend		1,582	(204)	—	1,378
Accrued contributions		11,261	(2,497)	—	8,764
Financial instruments designated at fair value through profit of loss		(159,839)	100,954	—	(58,885)
Allowances		75,515	19,039	—	94,554
Fictitious dividend		5,101	(268)	—	4,833
Liability under insurance contracts		10,238	2,866	—	13,104
Other		(43,851)	(46,909)	13,562	(77,198)

		147,789	(18,121)	143,448	273,116

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities (*2)		—	357,307	—	357,307

	~~W~~	147,789	339,186	143,448	630,423

(*1)	Deferred tax assets from overseas subsidiaries were decreased by ~~W~~1,954 million due to foreign exchange rate movements.
(*2)	The Group did not previously recognized the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote. In 2016, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the relating recent tax refund, the Group recognized the deferred tax asset after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense (continued)

	2017
	Beginning balance		Profit or loss	Other comprehensive income	Ending Balance (*1)
Unearned income	~~W~~	(139,234)	(62,835)	—	(202,069)
Account receivable		(11,493)	(7,774)	—	(19,267)
Trading assets		(33,424)	44,841	—	11,417
Available-for-sale		86,897	77,198	110,405	274,500
Investment in associates		20,112	1,062	3,748	24,922
Valuation and depreciation of property and equipment		(146,860)	(16,452)	—	(163,312)
Derivative asset (liability)		125,233	(197,253)	(5,224)	(77,244)
Deposits		18,162	9,742	—	27,904
Accrued expenses		108,700	62,610	—	171,310
Defined benefit obligation		378,400	50,410	(20,544)	408,266
Plan assets		(313,708)	(100,624)	2,396	(411,936)
Other provisions		221,749	(46,132)	—	175,617
Allowance for acceptances and guarantees		19,530	3,608	—	23,138
Allowance related to asset revaluation		(46,977)	(5,909)	—	(52,886)
Allowance for expensing depreciation		(521)	(8)	—	(529)
Deemed dividend		1,378	3,939	—	5,317
Accrued contributions		8,764	3,140	—	11,904
Financial instruments designated at fair value through profit of loss		(58,885)	52,397	—	(6,488)
Allowances		94,554	(70,201)	—	24,353
Fictitious dividend		4,833	157	—	4,990
Liability under insurance contracts		13,104	5,001	—	18,105
Deficit carried over		—	1,505	—	1,505
Other		(77,198)	49,675	(15,230)	(42,753)

		273,116	(141,903)	75,551	206,764

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		357,307	18,500	—	375,807

	~~W~~	630,423	(123,403)	75,551	582,571

(*1)	Deferred tax assets from overseas subsidiaries were decreased by ~~W~~1,654 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2016 and 2017 are as follows:

	January 1, 2016			Changes		December 31, 2016
	OCI (*2)		Tax effect	OCI (*2)	Tax effect	OCI (*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	~~W~~	1,090,456	(263,744)	(566,121)	133,591	524,335	(130,153)
Foreign currency translation adjustments for foreign operations		(140,265)	(23,472)	(1,550)	13,562	(141,815)	(9,910)
Gain (loss) on cash flow hedge		(16,098)	3,896	(1,665)	403	(17,763)	4,299
Equity in other comprehensive income of associates		20,746	(2,177)	1,813	876	22,559	(1,301)
The accumulated other comprehensive income in separate account (*1)		11,603	(2,808)	(5,712)	1,383	5,891	(1,425)
Remeasurements of the defined benefit liability		(492,191)	118,825	21,050	(4,984)	(471,141)	113,841

Income tax charged or credited directly to equity	~~W~~	474,251	(169,480)	(552,185)	144,831	(77,934)	(24,649)

	January 1, 2017			Changes		December 31, 2017
	OCI (*2)		Tax effect	OCI (*2)	Tax effect	OCI (*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	~~W~~	524,335	(130,153)	(432,461)	110,405	91,874	(19,748)
Foreign currency translation adjustments for foreign operations		(141,815)	(9,910)	(178,244)	(15,230)	(320,059)	(25,140)
Gain (loss) on cash flow hedge		(17,763)	4,299	21,128	(5,224)	3,365	(925)
Equity in other comprehensive income of associates		22,559	(1,301)	(25,300)	3,748	(2,741)	2,447
The accumulated other comprehensive income in separate account (*1)		5,891	(1,425)	(12,529)	3,251	(6,638)	1,826
Remeasurements of the defined benefit liability		(471,141)	113,841	121,451	(18,146)	(349,690)	95,695

Income tax charged or credited directly to equity	~~W~~	(77,934)	(24,649)	(505,955)	78,804	(583,889)	54,155

(*1)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.
(*2)	OCI : Other Comprehensive Income

(e)	The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2016 and 2017 are as follows:

	2016		2017
Tax loss carry forward (*)	~~W~~	99,449	99,449

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Income tax expense (continued)

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	~~W~~	—	99,449	—	—

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2016 and 2017 are as follows:

	2016		2017
Investment in associates	~~W~~	(283,161)	(480,184)

(g)	The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2016 and 2017 are as follows:

	2016		2017
Deferred tax assets	~~W~~	701,482	659,594
Deferred tax liabilities		(71,059)	(77,023)

43.	Earnings per share

Basic and diluted earnings per share for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	2,367,171	2,774,778	2,917,735
Less:
Dividends on preferred stock (*)		61,938	18,836	—
Dividends to hybrid bond		34,488	36,091	17,678

		96,426	54,927	17,678

Net profit available for common stock	~~W~~	2,270,745	2,719,851	2,900,057

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587
Basic and diluted earnings per share in won	~~W~~	4,789	5,736	6,116

(*)	The amount of 2016 is the additionally paid amount based on the contractual dividend rate for the period from the beginning of the period to the day before the redemption date according to the redemption conditions of the redeemable preferred stocks.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2016 and 2017 are as follows:

	2016		2017
Guarantees:
Guarantee outstanding	~~W~~	9,324,734	7,611,211
Contingent guarantees		2,997,553	3,259,613

		12,322,287	10,870,824

Commitments to extend credit:
Loan commitments in won		54,077,528	54,827,918
Loan commitments in foreign currency		20,464,242	18,992,984
ABS and ABCP commitments (*)		2,060,089	2,035,543
Others		1,362,433	3,021,513

		77,964,292	78,877,958

Endorsed bills:
Secured endorsed bills		32,187	85,456
Unsecured endorsed bills		8,822,654	7,810,788

		8,854,841	7,896,244

Loans sold under repurchase agreement		2,099	2,099

	~~W~~	99,143,519	97,647,125

(*)	The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. The structured entities are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing or committing to purchase the asset-backed securities issued and/or providing other forms of credit enhancement. As the non-controlling interests in the structured entities are presented as liabilities in the consolidated statement of financial position of the Group, the Group does not recognize non-controlling interests for the consolidated structured entities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Commitments and contingencies (continued)

(b)	Legal contingencies

The Group’s pending lawsuits as a defendant for the years ended December 31, 2017 are as follows:

Case	Number of claim	Descriptions	Claim amount
Demands on stock return	1	The Medison stock sales contract made between the plaintiff and PEF has been discharged or cancelled. The plaintiff is demanding the return of Medison stocks based on the invalidity of the stock sales contract and the invalidity of option contracts and revised option contracts stated within the stock sales contract.	~~W~~	7,500

Lehman Brothers Special Financing Inc (LBSF)	1	A plaintiff, Lehman Brothers has claimed that the CDO investment that had been returned to the Group after bankruptcy should be returned to the Lehman Brothers. Because it was contrary to US bankruptcy law. While in internal discussion for arbitral proceeding and settlement with Leman Brothers, defendants including the Group have won the first trial and have currently denied to pay claim amount. Further action will be considered depending on the effects of the arbitration and the possibility of winning the second trial.		12,857

Payment Guarantee	1	The plaintiff filed claims against the Group for guarantee deposit of receivable-backed ABL of KT ENS. The case are currently pending in its second appeal.		12,866

Others	172	Compensation for a loss claim, etc.		91,145

	175		~~W~~	124,368

As of December 31, 2017, the Group recorded ~~W~~32,650 million as provisions and ~~W~~1,120 million as liabilities under insurance contracts with respect to these lawsuits. In respect of a claim for Lehman Brothers Special Financing Inc (LBSF) above the Group recognised a provision of ~~W~~5,352 million and in respect of others the Group recognised a provision of ~~W~~27,298. Additional losses might be incurred from these legal actions, but the result of such the lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

45.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Cash and due from banks	~~W~~	22,037,236	19,196,875	22,682,652
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,590,643)	(4,458,286)	(3,010,471)
Restricted due from banks		(12,839,342)	(9,106,053)	(13,435,531)

	~~W~~	4,607,251	5,632,536	6,236,650

(b)	Significant non-cash activities for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Debt-equity swap	~~W~~	34,218	32,229	32,530
Transfers from construction-in-progress to property and equipment		3,255	15,405	14,285
Transfers between property and equipment and investment property		3,122	10,898	91,782
Transfers between assets held for sale to property and equipment		—	411	5,336
Transfers between investment property and assets held for sale		—	2,200	6,306

(c)	Changes in assets and liabilities arising from financing activities for the year ended December 31, 2017 are as follows:

	2017
	Assets		Liabilities
	Derivative assets		Derivative liabilities	Borrowings	Debentures	Total
Balance at January 1, 2017	~~W~~	153,343	12,276	25,294,241	44,326,785	69,633,302
Changes from cash flows		48,500	10,211	3,047,844	7,784,142	10,842,197
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	—	1,480	16,126	17,606
Changes in foreign currency exchange rate		—	—	(22,850)	(635,836)	(658,686)
Others		(197,875)	128,819	(734,105)	(150,396)	(755,682)

Balance at December 31, 2017	~~W~~	3,968	151,306	27,586,610	51,340,821	79,078,737

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Significant balances with the related parties as of December 31, 2016 and 2017 are as follows:

Related party	Account	2016		2017
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	49,990	—
”	Loans		210,000	—
”	Credit card loans		1,922	—
”	Allowances		(627)	—
”	Deposits		692	—
”	Provisions		73	—
Pohang TechnoPark2PFV	Deposits		14,658	—
BNP Paribas Cardif Life Insurance	Other assets		112	9,868
”	Credit card loans		127	191
”	Allowances		(1)	(4)
”	Accrued expenses		29	—
”	Deposits		353	446
”	Provisions		1	2
BNP Paribas Cardif General Insurance	Credit card loans		44	29
”	Allowances		(1)	(1)
”	Deposits		13	221
Dream High Fund III	Deposits		1	3
Midas Dong-A Snowball Venture Fund	Deposits		427	220
IBKS-Shinhan Creative Economy New Technology Fund	Accounts receivable		12	—
”	Deposits		1,751	78
EQP Global Energy Infrastructure Private Equity Fund	Deposits		1	—
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		175	174
JAEYOUNG SOLUTEC CO., LTD.	Loans		14,356	14,847
”	Credit card loans		42	33
”	Allowances		(70)	(124)
”	Deposits		7,638	2,659
”	Provisions		7	4
Partners 4th Growth Investment Fund	Deposits		2,160	2,076
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		175	97
Credian Healthcare Private Equity Fund II	Deposits		7	26
Midas Dong-A Snowball Venture Fund 2	Deposits		242	239
IBKS-Shinhan Creative Economy New Technology Fund II	Accounts receivable		8	—
”	Deposits		179	76
PSA 1st Fintech Private Equity Fund	Deposits		525	—
SHBNPP Private Multi Strategy Professional Feeder No.1	Other assets		43	—
Eum Private Equity Fund No.3	Deposits		80	65

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties (continued)

Related party	Account	2016		2017
Branbuil CO., LTD.	Loans	~~W~~	15	—
”	Credit card loans		3	—
”	Allowances		(1)	—
”	Deposits		28	55
Semantic	Credit card loans		1	—
”	Allowances		(1)	—
Albatross Growth Fund	Accounts receivable		326	—
Shinhan Global Healthcare Fund 1	Unearned revenue		—	409
KTB Newlake Global Healthcare PEF	Deposits		—	465
”	Provisions		—	13
Shinhan Fintech New Technology Fund No.1	Unearned revenue		—	123
Taihan Industrial System Co., Ltd.	Deposits		—	100
Incorporated association Finance Saving Information Center	Deposits		—	4
Key management personnel and their immediate relatives:	Loans		1,877	3,247

	Assets	~~W~~	278,527	28,357
	Liabilities		28,865	7,284

(b)	Transactions with the related parties for the years ended December 31, 2015, 2016 and 2017 are as follows:

Related party	Account	2015		2016	2017

Investments in associates
Aju Capital co., Ltd	Interest income	~~W~~	6,440	7,332	—
”	Fees and commission income		291	257	—
”	Other operating income		23	—	—
”	Reversal of credit losses		146	—	—
”	Interest expense		(1)	(2)	—
”	Fees and commission expense		(694)	(302)	—
”	Other operating expenses		—	(18)	—
”	Provision for credit losses		—	(149)	—
UAMCO., Ltd	Interest income		4	—	—
”	Fees and commission income		9	—	—
”	Other operating income		4	—	—
”	Provision for credit losses		(32)	—	—
Pohang TechnoPark2PFV	Interest expense		(15)	(15)	—
BNP Paribas Cardif Life Insurance	Fees and commission income		1,994	4,265	4,631
”	Provision for credit losses		(1)	(1)	(3)
”	Non-operating expense		(847)	—	—
”	General and administrative expenses		(7)	(9)	(10)
Kukdong Engineering & Construction CO., LTD	Interest income		26	—	—
”	Fees and commission income		16	—	—
”	Reversal of credit losses		1	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties (continued)

Related party	Account	2015		2016	2017
”	Interest expense		(35)	—	—
”	Fees and commission expense		(3)	—	—
”	Other operating expenses		(15)	—	—
BNP Paribas Cardif General Insurance	Fees and commission income		10	4	4
”	Provision for credit losses		(1)	(1)	—
”	Reversal of credit losses		—	—	1
Shinhan K2 Secondary Fund	Fees and commission income		116	665	—
Dream High Fund III	Interest expense		(5)	—	—
Midas Dong-A Snowball Venture Fund	Fees and commission income		30	28	38
”	Interest expense		(3)	(4)	(3)
SHC-EN Fund	Fees and commission income		54	149	—
SP New Technology Business investment Fund I	Fees and commission income		79	30	41
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		39	50	37
”	Interest expense		(2)	(1)	(2)
SH Rental Service	Interest expense		(1)	—	—
SM New Technology Business Investment Fund I	Fees and commission income		96	—	55
JAEYOUNG SOLUTEC CO., LTD.	Interest income	~~W~~	616	671	654
”	Fees and commission income		1	1	1
”	Other operating income		—	7	3
”	Reversal of credit losses		—	89	1
”	Interest expense		(47)	(21)	(4)
”	Provision for credit losses		(160)	—	(55)
”	Other operating expense		(15)	—	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		21	55	—
The Asia Pacific Capital Fund II L.P.	Fees and commission income		—	175	85
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		391	691	689
Partners 4th Growth Investment Fund	Interest expense		(6)	(2)	(16)
Albatross Growth Fund	Interest expense		—	(6)	—
Shinhan-Albatross Growth Fund	Fees and commission income		—	—	152
”	Interest expense		—	—	(21)
PSA 1st Fintech Private Equity Fund	Interest expense		—	(5)	—
IBKS-Shinhan Creative Economy New Technology Fund II	Fees and commission income		—	22	25

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties (continued)

Related party	Account	2015		2016	2017
Midas Dong-A Snowball Venture Fund 2	Interest expense		—	(1)	—
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		506	785	892
SHBNPP Private Multi Strategy Professional Feeder No.1	Fees and commission income		—	160	—
Semantic	Interest income		—	15	—
”	Provision for credit losses		—	(1)	—
Branbuil CO., LTD.	Fees and commission income		—	1	2
”	Provision for credit losses		—	(1)	—
Treenkid	Interest income		—	3	—
STI New development Co, LTD	Fees and commission income		—	—	30
Shinhan Fintech New Technology Fund No.1	Fees and commission income		—	—	30
KTB New lake medical Global Investment	Interest income		—	—	10
”	Other operating income		—	—	(13)
Shinhan Global Healthcare Fund 1	Fees and commission income		—	—	282
Taihan Industrial System Co., Ltd.	Fees and commission income		—	—	2
Key management personnel and their immediate relatives
Interest income			119	68	101

		~~W~~	9,142	14,984	7,639

The above outstanding balances and transactions have arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Short-term employee benefits	~~W~~	18,462	16,428	17,112
Severance benefits		393	418	979
Share-based payment transactions		6,318	9,162	6,787

	~~W~~	25,173	26,008	24,878

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Related parties (continued)

(d)	The guarantees provided between the related parties as of December 31, 2016 and 2017 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2016		2017	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~	50,000	—	Unused credit line
	New lake alliance		—	700	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	Neoplux Technology Valuation Investment Fund		12,000	6,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.		600	109	Unused credit
	”		483	429	Import letter of credit

		~~W~~	73,083	17,238

(e)	Details of collaterals provided by the related parties as of December 31, 2016 and 2017 were as follows:

Provided to	Provided by	Pledged assets	2016		2017
Shinhan Bank	Aju Capital Co., Ltd.	Beneficiary certificate		~~W~~160,000	—
	BNP Paribas Cardif Life Insurance	Government bonds		13,699	11,666
	Treenkid	Properties		200	—
	JAEYOUNG SOLUTEC CO., LTD.	Properties		20,814	20,814
	”	Guarantee insurance policy		7,037	7,037

			~~W~~	201,750	39,517

47.	Information of trust business

(a)	Significant balances with trust business as of December 31, 2016 and 2017 are as follows:

	2016		2017
Borrowings from trust account	~~W~~	3,447,078	4,057,649
Accrued fees on trust accounts		30,485	28,795
Accrued interest expense		782	824

(b)	Transactions with trust business for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016	2017
Trust management fees	~~W~~	71,753	98,712	166,588
Fees on early withdrawal		1	87	3,415
Interest on borrowings from trust account		44,986	35,894	37,884

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

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2016 and 2017 are as follows:

	2016		2017
Total assets:
Asset-backed securitization	~~W~~	108,649,039	175,953,075
Structured financing		66,759,795	84,719,599
Investment fund		33,891,120	69,736,443

	~~W~~	209,299,954	330,409,117

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2016 and 2017 are as follows:

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	380,961	5,791,745	106,234	6,278,940
Trading assets		2,082,684	30,266	31,791	2,144,741
Derivative assets		19,144	—	—	19,144
Available-for-sale financial assets		2,648,304	559,990	2,711,666	5,919,960
Held-to-maturity financial assets		2,612,564	—	—	2,612,564
Other assets		13,253	21,705	170	35,128

	~~W~~	7,756,910	6,403,706	2,849,861	17,010,477

Liabilities:
Derivative liabilities	~~W~~	137	—	—	137
Borrowings		—	1,318	—	1,318
Other		1,006	264	—	1,270

	~~W~~	1,143	1,582	—	2,725

	2017
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	329,776	6,189,042	91,078	6,609,896
Trading assets		3,201,400	958	351,290	3,553,648
Derivative assets		14,218	—	—	14,218
Available-for-sale financial assets		2,200,974	400,283	3,525,538	6,126,795
Held-to-maturity financial assets		3,259,451	—	—	3,259,451
Other assets		729	2,576	1,150	4,455

	~~W~~	9,006,548	6,592,859	3,969,056	19,568,463

Liabilities:
Derivative liabilities	~~W~~	4,448	—	—	4,448
Other		557	1,050	9	1,616

	~~W~~	5,005	1,050	9	6,064

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2016 and 2017 are as follows:

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,756,910	6,403,706	2,849,861	17,010,477
ABS and ABCP commitments		1,108,282	30,000	—	1,138,282
Loan commitments		977,383	328,236	47,246	1,352,865
Guarantees		83,000	28,060	—	111,060
Others		61,400	—	—	61,400

	~~W~~	9,986,975	6,790,002	2,897,107	19,674,084

	2017
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	9,006,548	6,592,859	3,969,056	19,568,463
ABS and ABCP commitments		1,391,035	57,300	452,311	1,900,646
Loan commitments		529,566	719,650	31,987	1,281,203
Guarantees		74,300	15,200	—	89,500
Others		4,200	45,634	—	49,834

	~~W~~	11,005,649	7,430,643	4,453,354	22,889,646

49.	Business Combination

(a)	General information

On December 17, 2017, the Group acquired the retail business of ANZ Vietnam to increase business competitiveness and to achieve synergy effect in the banking business in Vietnam. Goodwill of ~~W~~42,103 million arising from the acquisition is due to the synergy generated by the combination of the Group’s business with the acquired retail business and the customer base.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Business Combination (continued)

(b)	Fair value of assets and liabilities

Fair value of assets acquired and liabilities assumed by acquisition of ANZ as of acquisition date is as follows:

	Amount(*)
Asset:
Cash and due from banks	~~W~~	8,151
Property and equipment		538
Receivable		301,766
Other assets		9,269

		319,724
Liabilities:
Accounts payable		(436,285)
Other liabilities		(1,022)

		(437,307)

The fair value of the identifiable assets acquired and liabilities assumed	~~W~~	(117,583)

(*)	The accounting treatments for this business combination has not been completed by the end of the reporting period. The goodwill amount may be changed due to fair value assessments of identifiable assets liabilities for allocation of acquisition consideration.

(c)	Goodwill

Goodwill arising from the acquisitions has been recognized as follows:

	Amount
Consideration received (cash)	~~W~~	75,480
Fair value of identifiable net assets		(117,583)

Goodwill	~~W~~	42,103

(d)	Acquisition-related costs

The Group incurred acquisition-related costs of ~~W~~5,830 million on legal fees and due diligence costs. These costs were included in the administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements

STATEMENTS OF FINANCIAL POSITION

	December 31, 2016		December 31, 2017
Assets
Deposits with banking subsidiary	~~W~~	42	3
Receivables from subsidiaries:
Non-banking subsidiaries		934,664	1,234,527
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,752,799	13,752,799
Non-banking subsidiaries		11,950,360	11,980,360
Trading asset		195,026	255,086
Property, equipment and intangible assets, net		6,536	7,180
Other assets
Banking subsidiaries		167,781	224,688
Non-banking subsidiaries		159,851	179,258
Other		28,548	5,882

Total assets		27,195,607	27,639,783

Liabilities and equity
Borrowings		5,000	5,000
Debt securities issued		6,583,308	7,003,622
Accrued expenses & other liabilities		389,438	439,083

Total liabilities		6,977,746	7,447,705

Equity		20,217,861	20,192,078

Total liabilities and equity	~~W~~	27,195,607	27,639,783

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME

	2015		2016	2017
Income
Dividends from banking subsidiaries	~~W~~	451,524	651,524	481,524
Dividends from non-banking subsidiaries		611,823	994,615	448,588
Interest income from banking subsidiaries		2,429	2,187	228
Interest income from non-banking subsidiaries		56,443	35,005	27,111
Other income		80,122	57,011	51,953

Total income		1,202,341	1,740,342	1,009,404

Expenses
Interest expense		(241,312)	(197,519)	(179,330)
Other expense		(69,255)	(72,157)	(74,733)

Total expenses		(310,567)	(269,676)	(254,063)

Profit before income tax expense		891,774	1,470,666	755,341

Income tax expense (benefit)		(1,267)	416	614

Profit for the year	~~W~~	893,041	1,470,250	754,727

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2015		2016	2017
Cash flows from operating activities
Profit before income taxes	~~W~~	891,774	1,470,666	755,341
Non-cash items included in profit before tax		(876,454)	(1,480,864)	(774,385)
Changes in operating assets and liabilities		(456,937)	320,716	(66,339)
Net interest paid		(182,277)	(158,620)	(149,642)
Dividend received from subsidiaries		1,063,347	1,646,139	930,112
Income tax refunds		—	—	100

Net cash provided by operating activities		439,453	1,798,037	695,187

Cash flows from investing activities
Loan collection (origination) to non-banking subsidiaries		102,500	300,000	(300,000)
Acquisition of subsidiary		—	(500,000)	(30,000)
Other, net		(205)	(1,308)	(715)

Net cash provided by (used in) investing activities		102,295	(201,308)	(330,715)

Cash flows from financing activities
Issuance of hybrid bonds		199,455	—	224,466
Redemption of hybrid bonds		—	(240,000)	(300,000)
Redemption of preferred stock		—	(1,125,906)	—
Net changes in borrowings		(2,500)	—	—
Issuance of debt securities issued		1,497,553	1,597,413	1,497,588
Repayments of securities issued		(1,310,000)	(1,660,000)	(1,080,000)
Dividend paid		(546,160)	(669,103)	(706,565)

Net cash used in financing activities		(161,652)	(2,097,596)	(364,511)

Net increase (decrease) in cash and cash equivalents		380,096	(500,867)	(39)
Cash and cash equivalents at beginning of year		120,810	500,906	39

Cash and cash equivalents at end of year	~~W~~	500,906	39	—