Form 20-F
period 2018-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2019-04-30
CIK 1263043

As filed with the Securities and Exchange Commission on April 30, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Park Cheolwoo, +822 6360 3129 (T), cheol.park@shinhan.com, +822 6360 3098 (F), 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

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

None

Indicate the number of outstanding shares of each of Shinhan Financial Group’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 470,650,928 shares of common stock, par value of Won 5,000 per share.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

In this annual report, unless otherwise indicated, all references to “Won” or “ ~~W~~ ” are to the currency of the Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1,112.9 to US$1.00, which was the noon buying rate in the City of New York on December 31, 2018 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 19, 2019, the Noon Buying Rate was ~~W~~1,135.4 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

The selected consolidated income statement and balance sheet data set forth below for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp. Beginning on January 1, 2018, we have adopted IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’. In accordance with the guidance in IFRS 9 and IFRS 15, an entity that adopts the classification and measurement requirements of these standards need not restate prior periods. For further details regarding these changes and the transition effects of the adoption of these new standards, see “Item 5.A. Operating Results — Critical Accounting Policies — Recently Adopted Standards and Interpretations — IFRS 9, ‘Financial Instruments’ and IFRS 15, ‘Revenue from Contracts with Customers’” and Note 60 of the notes to our consolidated financial statements included in this report. As the restatement of prior periods is not required, certain of our historical financial information as of and for the years ended December 31, 2016 and 2017 is not directly comparable against that of our financial information after January 1, 2018.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements.” Historical results are not necessarily indicative of future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2014		2015		2016		2017		2018		2018(1)
	(In billions of Won and millions of US$, except per common share data)
Interest income	~~W~~	12,061	~~W~~	11,130	~~W~~	11,236	~~W~~	11,799	~~W~~	13,572	$12,196
Interest expense		(5,271)		(4,437)		(4,031)		(3,956)		(4,992)	(4,486)

Net interest income		6,790		6,693		7,205		7,843		8,580	7,710
Fees and commission income		3,561		3,897		3,804		4,045		3,295	2,961
Fees and commission expense		(2,091)		(2,276)		(2,238)		(2,334)		(1,356)	(1,219)

Net fees and commission income		1,469		1,621		1,566		1,711		1,939	1,742
Net insurance loss		(413)		(432)		(419)		(460)		(472)	(424)
Dividend income		176		308		282		257		88	79
Net gain on financial instruments at fair value through profit or loss		—		—		—		—		420	377
Net gain on financial instruments at fair value through profit or loss (overlay approach)		—		—		—		—		75	67
Net trading income (loss)		262		(344)		370		963		—	—
Net loss on financial instruments designated at fair value through profit or loss (IFRS 9)		—		—		—		—		(27)	(24)
Net gain (loss) on financial instruments designated at fair value through profit or loss (IAS 39)		(361)		460		(502)		(1,060)		—	—
Net foreign currency transaction gain		224		78		462		364		194	174
Net gain on disposal of financial asset at fair value through other comprehensive income		—		—		—		—		21	18

	Year Ended December 31,
	2014		2015		2016		2017		2018		2018(1)
	(In billions of Won and millions of US$, except per common share data)
Net gain on disposal of available-for-sale financial assets		681		772		648		499		—	—
Provision for credit loss allowance		—		—		—		—		(748)	(672)
Impairment loss on financial assets		(1,174)		(1,264)		(1,196)		(1,014)		—	—
General and administrative expense		(4,463)		(4,475)		(4,509)		(4,811)		(4,742)	(4,261)
Net other operating expenses		(536)		(444)		(798)		(462)		(829)	(744)

Operating income		2,655		2,973		3,109		3,830		4,499	4,042
Equity method income		31		21		10		20		17	16
Other non-operating income (expense), net		182		147		52		(53)		(50)	(44)

Profit before income taxes		2,868		3,141		3,171		3,797		4,466	4,014
Income tax expense		(668)		(695)		(346)		(848)		(1,268)	(1,140)

Profit for the year	~~W~~	2,200	~~W~~	2,446	~~W~~	2,825	~~W~~	2,949	~~W~~	3,198	$2,874

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Gain on financial asset at fair value through other comprehensive income	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	161	$145
Loss on financial instruments at fair value through profit or loss (overlay approach)		—		—		—		—		(54)	(49)
Gain (loss) on available-for-sale financial assets		136		(266)		(434)		(323)		—	—
Equity in other comprehensive income (loss) of associates		6		12		3		(23)		7	7
Foreign currency translation adjustments for foreign operations		(13)		(6)		12		(194)		20	18
Net change in unrealized fair value of cash flow hedges		(16)		3		(1)		16		(20)	(18)
Other comprehensive income (loss) of separate account		6		2		(4)		(9)		9	7

		119		(255)		(424)		(533)		123	110

Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability		(154)		(82)		15		103		(93)	(84)
Equity in other comprehensive income of associates		—		—		—		1		—	—
Valuation gain on financial asset at fair value through other comprehensive income		—		—		—		—		23	20
Loss on disposal of financial asset at fair value through other comprehensive income		—		—		—		—		(3)	(2)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		—		—		—		—		2	2

		(154)		(82)		15		104		(71)	(64)

Total other comprehensive income (loss), net of income tax		(36)		(337)		(409)		(429)		52	46

Total comprehensive income for the year	~~W~~	2,164	~~W~~	2,109	~~W~~	2,416	~~W~~	2,520	~~W~~	3,250	$2,920

Profit for the year attributable to:
Equity holders of the Group	~~W~~	2,081	~~W~~	2,367	~~W~~	2,775	~~W~~	2,919	~~W~~	3,156	$2,837
Non-controlling interest		119		79		50		30		42	37
Total comprehensive income attributable to:
Equity holders of the Group		2,046		2,034		2,367		2,491		3,208	2,882
Non-controlling interest		118		75		49		29		42	38

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018(1)
	(In billions of Won and millions of US$, except per common share data)
Earnings per share:
Basic earnings per share in Won and US$(2)	4,195	4,789	5,736	6,118	6,579	5.91
Dilutive earnings per share in Won and US$(3)	4,195	4,789	5,736	6,118	6,579	5.91

Notes:

(1)

Won amounts are expressed in U.S. Dollar at the rate of ~~W~~1,112.9 to US$1.00, the Noon Buying Rate in effect on December 31, 2018 for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

(2)

Basic earnings per share are calculated by dividing profit for the year available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.

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

Consolidated Balance Sheet Data

	As of December 31,
	2014		2015		2016		2017		2018		2018(1)
	(In billions of Won and millions of US$, except per common share data)
Assets
Cash and due from banks at amortized cost	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,349	$15,589
Cash and due from banks		20,585		22,024		19,181		22,669		—	—
Financial assets at fair value through profit or loss		—		—		—		—		43,535	39,118
Trading assets		24,362		22,638		26,696		28,464		—	—
Financial assets designated at fair value through profit or loss (IAS 39)		2,737		3,244		3,416		3,579		—	—
Derivative assets		1,568		1,995		3,003		3,400		1,794	1,612
Securities at fair value through other comprehensive income		—		—		—		—		38,314	34,427
Available-for-sale financial assets		31,418		33,966		37,663		42,117		—	—
Securities at amortized cost		—		—		—		—		28,478	25,589
Held-to-maturity financial assets		13,373		16,192		19,805		24,991		—	—
Loans at amortized cost		—		—		—		—		299,609	269,215
Loans		221,618		246,441		259,011		275,566		—	—
Property and equipment		3,147		3,055		3,146		3,022		3,004	2,699
Intangible assets		4,153		4,266		4,227		4,273		4,320	3,882
Investments in associates		342		393		354		631		671	603
Current tax receivable		11		10		13		25		45	41
Deferred tax assets		228		164		641		592		427	384
Investment property		268		209		353		418		475	427
Other assets		14,203		15,947		18,167		16,552		21,572	19,383
Assets held for sale		9		4		4		8		8	7

Total assets	~~W~~	338,022	~~W~~	370,548	~~W~~	395,680	~~W~~	426,307	~~W~~	459,601	$412,976

Liabilities
Deposits	~~W~~	193,710	~~W~~	217,676	~~W~~	235,138	~~W~~	249,419	~~W~~	265,000	$238,117

	As of December 31,
	2014		2015		2016		2017		2018		2018(1)
	(In billions of Won and millions of US$, except per common share data)
Financial liabilities at fair value through profit or loss		—		—		—		—		1,420	1,276
Trading liabilities		2,689		2,135		1,977		1,848		—	—
Financial liabilities designated at fair value through profit or loss (IFRS 9)		—		—		—		—		8,536	7,670
Financial liabilities designated at fair value through profit or loss (IAS 39)		8,996		8,916		9,234		8,298		—	—
Derivative liabilities		1,718		2,599		3,528		3,488		2,440	2,192
Borrowings		22,974		21,734		25,294		27,587		29,819	26,794
Debt securities issued		37,335		41,221		44,327		51,341		63,228	56,813
Liability for defined benefit obligations		309		226		131		7		127	114
Provisions		694		699		729		429		508	457
Current tax payable		257		142		273		349		430	387
Deferred tax liabilities		10		16		11		10		22	20
Liabilities under insurance contracts		17,776		20,058		22,377		24,515		26,219	23,559
Other liabilities		21,040		23,313		20,916		25,312		25,200	22,643

Total liabilities	~~W~~	307,507	~~W~~	338,735	~~W~~	363,935	~~W~~	392,603	~~W~~	422,949	$380,042

Equity
Capital stock	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	$2,377
Hybrid bonds		537		737		498		424		1,532	1,376
Capital surplus		9,887		9,887		9,887		9,887		9,896	8,893
Capital adjustments		(393)		(424)		(458)		(398)		(553)	(497)
Accumulated other comprehensive income(loss)		638		305		(102)		(530)		(753)	(677)
Retained earnings		15,869		17,690		18,640		20,792		22,959	20,630

Total equity attributable to equity holders of the Group		29,184		30,840		31,110		32,820		35,726	32,102
Non-controlling interests		1,331		973		635		884		926	832

Total equity	~~W~~	30,515	~~W~~	31,813	~~W~~	31,745	~~W~~	33,704	~~W~~	36,652	$32,934

Total liabilities and equity	~~W~~	338,022	~~W~~	370,548	~~W~~	395,680	~~W~~	426,307	~~W~~	459,601	$412,976

Note:

(1)

Won amounts are expressed in U.S. Dollar at the rate of ~~W~~1,112.9 to US$1.00, the Noon Buying Rate in effect on December 31, 2018 for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

Dividends

	Year Ended December 31,
	2014		2015		2016		2017		2018
	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	~~W~~	950	~~W~~	1,200	~~W~~	1,450	~~W~~	1,450	~~W~~	1,600
In U.S. Dollars(1)		$0.87		$1.03		$1.20		$1.36		$1.44
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	5,580	~~W~~	5,580	~~W~~	N/A	~~W~~	N/A	~~W~~	N/A
In U.S. Dollars(1)		$5.12		$4.77	$	N/A	$	N/A	$	N/A

N/A = not available

Note:

(1)

Won amounts for 2014, 2015, 2016, 2017 and 2018 are expressed in U.S. Dollar at the rate of ~~W~~1,090.9, ~~W~~1,169.3, ~~W~~1,203.7, ~~W~~1,067.4 and ~~W~~1,112.9, respectively, to US$1.00, the Noon Buying Rate in effect on December 31, 2014, 2015, 2016, 2017 and 2018, respectively, for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

Selected Statistical Information

Profitability Ratios and Other Data

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	0.68%	0.69%	0.73%	0.72%	0.72%
Average total Group stockholders’ equity(1)	7.25	7.87	8.97	8.94	9.23
Dividend payout ratio(2)	24.66	27.21	25.62	23.92	24.81
Net interest spread(3)	1.93	1.78	1.83	1.94	1.91
Net interest margin(4)	2.31	2.08	2.06	2.13	2.14
Efficiency ratio(5)	87.31	88.15	88.73	89.04	85.36
Cost-to-income ratio(6)	55.32	52.74	51.34	52.39	47.51
Cost-to-average assets ratio(1)(7)	6.09	6.56	6.45	7.48	5.84
Equity to average asset ratio(1)(8)	9.36	8.72	8.14	8.00	7.77

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

(5)

Represents the ratio of non-interest expense to the sum of net interest income and non-interest income. Efficiency ratio is used as a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2014		2015		2016		2017		2018
	(In billions of Won, except percentages)
Non-interest expense (A)	~~W~~	19,733	~~W~~	23,368	~~W~~	24,957	~~W~~	30,831	~~W~~	26,042

Divided by
The sum of net interest income and non-interest income (B)		22,601		26,509		28,127		34,627		30,508
Net interest income		6,790		6,693		7,205		7,843		8,580
Non-interest income		15,811		19,816		20,922		26,784		21,928
Efficiency ratio ((A) as a percentage of (B))		87.31%		88.15%		88.73%		89.04%		85.36%

(6)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(7)	Represents the ratio of non-interest expense to average total assets.
(8)	Represents the ratio of average stockholders’ equity to average total assets.

Asset Quality Ratios

	As of December 31,
	2014		2015		2016		2017		2018
	(In billions of Won, except percentages)
Total gross loans	~~W~~	223,879	~~W~~	248,429	~~W~~	261,004	~~W~~	277,489	~~W~~	303,070
Total allowance for loan losses	~~W~~	2,501	~~W~~	2,318	~~W~~	2,361	~~W~~	2,311	~~W~~	2,725
Allowance for loan losses as a percentage of total loans		1.12%		0.93%		0.90%		0.83%		0.90%
Impaired loans(1)	~~W~~	2,127	~~W~~	1,902	~~W~~	1,804	~~W~~	1,793	~~W~~	1,697
Impaired loans as a percentage of total loans		0.95%		0.77%		0.69%		0.65%		0.56%
Allowance as a percentage of impaired loans		117.58%		121.87%		130.88%		128.89%		160.58%
Total non-performing loans(2)	~~W~~	1,286	~~W~~	1,333	~~W~~	1,174	~~W~~	1,075	~~W~~	1,090
Non-performing loans as a percentage of total loans		0.57%		0.54%		0.45%		0.39%		0.36%
Allowance as a percentage of total assets		0.74%		0.63%		0.60%		0.54%		0.59%

Notes:

(1)

Impaired loans include (i) loans for which the borrower has defaulted under Basel standards applicable during the relevant period and (ii) loans that qualify as “troubled debt restructurings” applicable during the relevant period.

(2)	Non-performing loans are defined as loans, whether corporate or retail, that are past due more than 90 days.

Capital Ratios

	As of December 31,
	2014	2015	2016	2017	2018
	(Percentages)
Group BIS ratio(1)	13.05%	13.39%	15.00%	14.78%	14.87%
Total capital adequacy ratio of Shinhan Bank	15.43	14.75	15.70	15.59	16.03
Adjusted equity capital ratio of Shinhan Card(2)	29.69	28.88	26.23	24.52	21.69
Solvency ratio for Shinhan Life Insurance(3)	230.69	204.19	178.28	175.41	238.67

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

	As of December 31,
	2016		2017		2018
	(In millions of Won, except percentages)
Risk-weighted assets	~~W~~	198,642,643	~~W~~	207,768,636	~~W~~	228,678,105
Total risk-adjusted capital	~~W~~	29,786,515	~~W~~	30,713,464	~~W~~	33,993,061
Tier I capital	~~W~~	26,210,420	~~W~~	27,672,891	~~W~~	30,677,876
Tier I common equity capital	~~W~~	25,325,054	~~W~~	26,756,509	~~W~~	28,696,267
Capital adequacy ratio (%)		15.00%		14.78%		14.87%
Tier I capital adequacy ratio (%)		13.19%		13.32%		13.42%
Common equity capital adequacy ratio (%)		12.75%		12.88%		12.55%

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2014	1,090.9	1,054.0	1,117.7	1,008.9
2015	1,169.3	1,133.7	1,196.4	1,063.0
2016	1,203.7	1,160.5	1,242.6	1,090.3
2017	1,067.4	1,141.6	1,207.2	1,067.4
2018	1,112.9	1,099.3	1,141.7	1,054.6
October	1,140.8	1,131.6	1,141.7	1,112.4
November	1,118.6	1,125.3	1,132.3	1,117.5
December	1,112.9	1,122.5	1,133.2	1,108.8
2019 (through April 19)	1,135.4	1,127.1	1,143.3	1,111.8
January	1,111.8	1,120.3	1,129.5	1,111.8
February	1,124.7	1,121.8	1,128.0	1,116.1
March	1,136.3	1,131.6	1,138.1	1,126.5
April (through April 19)	1,135.4	1,136.3	1,143.3	1,131.7

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

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. Dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. Dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. Dollars are based on the Noon Buying Rate in effect on December 31, 2018, which was ~~W~~1,112.9 to US$1.00. On April 19, 2019, the Noon Buying Rate in effect was ~~W~~1,135.4 to US$1.00.

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy. In light of the ongoing general uncertainty about economic and political conditions in Europe (particularly amid Brexit), signs of cooling economy for China, the continuing geopolitical and social instability in various parts of the Middle East, including Iraq, Syria and Yemen, as well as in the former republics of the Soviet Union, including Russia and Ukraine, and potential escalation of the ongoing trade war between the U.S. and China as each country introduces tariffs on goods traded with the other, among others, significant uncertainty remains as to the global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy. In addition, as the Korean economy matures, it is increasingly exposed to the risk of a “scissor effect,” namely being pursued by competitors in less advanced economies while not having fully caught up with competitors in advanced economies, which risk is amplified by the fact that Korean economy is heavily dependent on exports. The Korean economy also continues to face other difficulties, including sluggishness in domestic consumption and investment, volatility in the real estate market, rising household debt, potential declines in productivity due to aging demographics and low birth rates, and a rise in youth unemployment. Any future deterioration of the global and Korean economies could adversely affect our business, financial condition and results of operations.

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

Accordingly, Shinhan Bank’s delinquency ratio (based on delinquency of one or more month and net of charge-offs and loan sales) increased from 0.48% as of December 31, 2010 to 0.60% as of December 31, 2011 and 0.61% as of December 31, 2012. However, primarily due to a modest rebound in the housing market and Shinhan Bank’s active efforts to reduce its exposure to such troubled industries and other at-risk borrowers through preemptive risk management policies and increased lending to borrowers with high-quality credit profiles as part of Shinhan Bank’s strategic initiative to improve its asset quality, Shinhan Bank’s delinquency ratio has steadily decreased or remained stable since then, to 0.39% as of December 31, 2013, 0.31% as of December 31, 2014, 0.33% as of December 31, 2015, 0.28% as of December 31, 2016, 0.23% as of December 31, 2017 and 0.25% as of December 31, 2018. There is no assurance, however, that Shinhan Bank will not experience further loan losses from borrowers, particularly those in troubled industries, since the quality of loans to such borrowers may further deteriorate due to increases in base interest rate by the Bank of Korea, a continued slump in these industries or for other reasons. As for Shinhan Card, its delinquency ratio under the Financial Services Commission guidelines increased slightly from 2.15% as of December 31, 2013 to 2.18% as of December 31, 2014, before stabilizing and decreasing to 1.69%, 1.68%, 1.49% and 1.53% as of December 31, 2015, 2016, 2017 and 2018, respectively, largely as a result of its enhanced preemptive risk management and controlled asset growth as well as the sale of large non-performing loans to improve its asset quality.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2018, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks, two Internet-only banks and branches and subsidiaries of 38 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to “small office, home office” (“SOHO”) with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Although Shinhan Bank’s net interest margin has improved slightly in 2018 compared to 2017 due to, at least partly, increases in base interest rate by the Bank of Korea from 1.25% to 1.50% in November 2017 and from 1.50% to 1.75% in November 2018 and may improve further if the base interest rate is increased again during 2019, the effect on its results of operations may be less beneficial due to increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Also, over the years, the Government has implemented regulations lowering certain merchant fees chargeable by credit card companies. In 2012, the Government adopted regulations mandating lower merchant fees chargeable to small- and medium-sized enterprises, and beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized enterprises went into effect. The Enforcement Decree of the Specialized Credit Finance Business Act was amended in July 2017 and January 2019 to further expand the range of small- and medium-sized enterprises subject to lower merchant fees, and additional amendments to regulations requiring further downward adjustments to merchant fees may come into force in the future. For further details on the Government’s regulations on merchant fees chargeable by credit card companies, See “— Risks Relating to Our Credit Card Business — Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.” In addition, since the implementation of the Improper Solicitation and Graft Act in September 2016, revenue growth for corporate cards and service related industries such as dining, floral and entertainment have shown signs of decline, and additional regulations on loans reducing maximum interest rates chargeable from 27.9% to 24% came into effect in February 2018. These developments have put further downward pressure on the results of operations for credit card companies, including Shinhan Card. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea recently, including Hana Financial Group’s acquisition of Korea Exchange Bank in 2012 and the resulting merger of Hana Bank and Korea Exchange Bank in September 2015. Moreover, in 2014, pursuant to the implementation of the Government’s privatization plan with respect to Woori Finance Holdings (now merged into Woori Bank) and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the Government’s ownership interest in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group (now BNK Financial Group), respectively. In 2015, the Government decided to sell a 30% to 40% interest in Woori Bank to multiple investors in separate blocks ranging from 4% to 10% each. Since December 2016, Korea Deposit Insurance Corporation has consummated sales transactions with seven institutional investors including Kiwoom Securities, Korea Investment and Securities, Hanwha Life Insurance, Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments and IMM Private Equity for the sale of an aggregate 29.7% interest in Woori Bank in separate blocks. In the securities brokerage sector, Mirae Asset acquired KDB Daewoo Securities in 2016, creating the largest brokerage company in Korea by assets, and on June 1, 2016, KB Financial Group completed its acquisition of Hyundai Securities and merged it with its existing brokerage unit, KB Investment & Securities Co, creating the fifth largest brokerage company in Korea by assets. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding. In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, Ltd., the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. The acquisition was approved by the Financial Services Commission on January 16, 2019 and closed on February 1, 2019. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since July 2015, the Financial Services Commission has provided, through the Korea Financial Telecommunications and Clearings Institute, the integrated automatic payment transfer management service, which allows account holders to search for, terminate or modify automatic payments they have set up with financial institutions participating in such service (currently including banks, securities companies and other financial institutions such as The Post Office, Korean Federation of Community Credit Cooperatives, National Credit Union Federation of Korea, Mutual Savings Bank and National Forestry Cooperative Federation). In addition, the Financial Services Commission began providing the integrated account management service from December 2016, which allows account holders to search for detailed information of their bank accounts opened in banks participating in such service, close small-sum inactive accounts (i.e., accounts with no transaction activity during the previous one year period and with a balance of less than ~~W~~500,000) and transfer the balance in such accounts to other accounts. Moreover, in December 2017, the Financial Services Commission introduced the “my account at a glance” system, which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on one page. The “my account at a glance” system became available on mobile channels in February 2016 and expanded its scope of services to include savings banks and securities companies. Since their introduction, the integrated automatic payment transfer management service, integrated account management service and “my account at a glance” system have gained widespread acceptance. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market. Moreover, the Regulation on the Supervision of the Banking Business was amended on July 12, 2018 to provide that, beginning on January 1, 2020, in calculating loan to deposit ratio, retail loans and corporate loans will be weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. This may further intensify competition for corporate loans and deposits among commercial banks and, as a result, Shinhan Bank may face difficulties in increasing or retaining its corporate loans and deposits, which in turn may result in an increase in its cost of funding.

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

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices (including a requirement to maintain a certain ratio of core capital to total risk exposure, which was introduced in January 2018 in order to control excessive leverage), which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, whose minimum requirements were phased in sequentially from December 1, 2013 through full implementation by January 1, 2015, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission has implemented the Basel III requirements relating to liquidity coverage ratio and capital conservation buffer, each of which have been fully phased in as of January 1, 2019. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee on Banking Supervision (the “Basel Committee”), the capital ratio as required by the Basel Committee. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. However, there is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, since January 1, 2015, we and our banking subsidiaries in Korea are required to maintain a minimum common equity Tier I capital adequacy ratio of 4.5%, a Tier I capital adequacy ratio of 6.0% and a total capital (BIS) ratio of 8.0%. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. In addition, as further described below, Shinhan Bank is also required to maintain a capital conservation buffer and additional capital as a domestic systemically important bank and may be required to maintain a countercyclical capital buffer. Also, our subsidiaries Shinhan Card, Shinhan Life Insurance and Shinhan Investment are each required to maintain a consolidated adjusted equity capital ratio of 8.0%, a solvency ratio of 100% and a net capital ratio of 100%, respectively.

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

In December 2010, the Basel Committee issued final rules in respect of (i) a global regulatory framework for more resilient banks and banking systems and (ii) an international framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as “Basel III.” Under Basel III, Tier I capital is defined to include common equity Tier I and additional Tier I capital. Common equity Tier I capital is a new category of capital primarily consisting of common stock, capital surplus, retained earnings and other comprehensive income (progressively phased into the capital ratio calculation over several years). The new minimum capital requirements, including the minimum common equity Tier I requirement of 4.5% and additional mandatory capital conservation buffer requirement of 2.5%, have been fully implemented as of January 1, 2019. Additional discretionary countercyclical capital buffer requirements are also expected to be phased in, which will range at the discretion of national regulators between 0% and 2.5% of risk-weighted assets. Basel III also introduces a minimum leverage ratio requirement. On December 7, 2017, the Basel Committee finalized several key methodologies for measuring risk-weighted assets. The revisions include a standardized approach for credit risk, standardized approach for operational risk, revisions to the credit valuation adjustment (CVA) risk framework and constraints on the use of internal models. The Basel Committee had also previously finalized a revised standardized model for counterparty credit risk, revisions to the securitization framework and its fundamental review of the trading book, which updates both modeled and standardized approaches for market risk measurement. The revisions also include a capital floor set at 72.5% of total risk-weighted assets based on the revised standardized approaches to limit the extent to which banks can reduce risk-weighted asset levels through the use of internal models.

In order to implement the capital requirements under Basel III in Korea, the Regulation on the Supervision of the Banking Business was amended, effective December 1, 2013. Under the amended Regulation on the Supervision of the Banking Business, effective from January 1, 2015, commercial banks in Korea are required to maintain a minimum common equity Tier I ratio of 4.5%, a minimum Tier I capital ratio of 6.0% and a minimum total capital (BIS) ratio of 8.0%. The Regulation on the Supervision of the Banking Business was further amended on December 26, 2014, to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019. Capital conservation buffer requirements have also been phased in from January 1, 2016 in increments of 0.625% annually, to the effect that commercial banks in Korea are required to maintain a capital conservation buffer of 2.5% as of January 1, 2019. If a commercial bank fails to maintain such capital conservation buffer requirements, such bank will be subject to certain restrictions relating to its use of income, such as distributing dividends and purchasing treasury stock. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group, Shinhan Bank and Jeju Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, from 2016 through 2019. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%, and the Financial Supervisory Service has maintained the countercyclical capital buffer requirement at 0% for the first quarter of 2019. In addition, the Regulation on the Supervision of the Banking Business is expected to be amended during 2019 such that the countercyclical capital buffer requirement also takes into account the increase of credit in the retail sector. The Detailed Regulation on the Supervision of the Banking Business was also amended on June 30, 2018 to add “concentration of risk in the retail sector” as an additional criteria when the Financial Supervisory Service evaluates the risk management systems of Korean banks.

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

For example, Basel III includes an international framework for liquidity risk measurement, standards and monitoring, as noted above, including a new minimum liquidity standard, known as the liquidity coverage ratio, which is designed to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and speedily converted into cash in the private marketplace to survive a significant stress scenario lasting 30 calendar days. The liquidity coverage ratio is computed as (a) the value of a banking organization’s HQLA, divided by (b) its total expected net cash outflows over the next 30 calendar days under stress scenarios. The minimum liquidity coverage ratio is 100%. In January 2013, the Basel Committee released a revised formulation of the liquidity coverage ratio, one of two quantitative liquidity measures approved in December 2010 as part of Basel III. The Basel Committee extended the timetable for full phase-in of the liquidity coverage ratio to the effect that the minimum liquidity coverage ratio was set at 60% as of January 1, 2015 and thereafter was increased in annual increments of 10% so that the minimum liquidity coverage ratio is 100% as of January 1, 2019. In December 2014, the Financial Services Commission promulgated regulations to implement the liquidity requirements of Basel III, including raising the minimum liquidity coverage ratio to 80% as of January 1, 2015 and thereafter by annual increments of 5% so that the minimum liquidity coverage ratio for commercial banks in Korea is 100% as of January 1, 2019.

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

The most significant market risks we face are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realized between lending and borrowing costs. Changes in foreign currency exchange rates, particularly in the Korean Won to U.S. Dollar exchange rates, affect the value of our assets and liabilities denominated in foreign currencies, the reported earnings of our non-Korean subsidiaries and income from foreign exchange dealings, and substantial and rapid fluctuations in exchange rates may cause difficulty in obtaining foreign currency-denominated financing in the international financial markets on commercial terms acceptable to us or at all. The performance of financial markets may affect bond and equity prices and, therefore, cause changes in the value of our investment and trading portfolios. While we have implemented risk management systems and risk thresholds to mitigate and control these and other market risks to which we are exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our business, financial condition and results of operations.

Of particular importance is the change in the base and market interest rates. Since 2009, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015, 1.50% in June 2015, and further reduced such rate to the historic low of 1.25% in June 2016. In November 2017, the Bank of Korea raised the base interest rate to 1.50%, marking the first time it increased the base interest rate since 2011, and further raised such rate to 1.75% in November 2018. Interest rate movements, in terms of magnitude and timing as well as their relative impact on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) increase at a slower pace or by a thinner margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average repricing frequency of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, a decrease in the base interest rates tends to decrease our net interest margin while an increase in the base interest rates tends to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our financial condition and results of operations, could suffer significantly.

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

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Shinhan Bank’s loans (before allowance for loan losses and deferred loan origination costs and fees) to such enterprises amounted to ~~W~~71,757 billion as of December 31, 2016, ~~W~~78,556 billion as of December 31, 2017 and ~~W~~84,972 billion as of December 31, 2018, representing 27.5%, 28.3% and 28.0%, respectively, of our total loan portfolio as of such dates.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through conservative lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2016, 2017 and 2018, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~362 billion, ~~W~~303 billion and ~~W~~299 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.51%, 0.39% and 0.35% respectively. If the ongoing difficulties in the Korean or global economy were to continue or aggravate, the delinquency ratio for our loans to small- and medium-sized enterprises may rise.

Of particular concern is our significant exposure to enterprises in the real estate and leasing and construction industries. As of December 31, 2018, Shinhan Bank had outstanding loans (before allowance for loan losses and deferred loan origination costs and fees) to enterprises in the real estate and leasing and construction industries (many of which are small- and medium-sized enterprises) of ~~W~~25,454 billion and ~~W~~3,009 billion, respectively, representing 10.1% and 1.2%, respectively, of its total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which have yet to stage a meaningful turnaround.

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

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2018, the secured portion of Shinhan Bank’s loans (before allowance for loan losses and deferred loan origination costs and fees) amounted to ~~W~~112,236 billion, representing 48.7% of its total loans. No assurance can be given that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 45% to 82% of the appraised value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government, and to periodically re-appraise such collateral. In order to mitigate our loss in the event of a decrease in the value of collateral, we have made effort to increase the proportion of installment principal repayment-based loans and manage the loan-to-value ratio of loans. As of December 31, 2018, installment principal repayment-based housing loans accounted for 49.1% of the housing loans extended by Shinhan Bank, and the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 49.9%. Despite these efforts however, if the real estate market in Korea experiences a downturn, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take 10 to 14 months from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. No assurance can be given that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated largely in the construction of residential complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. Shinhan Bank has actively managed and reduced its real estate project financing-related exposure, particularly during sustained downturns in the Korean real estate market. As of December 31, 2018, the total outstanding amount of Shinhan Bank’s real estate project financing-related exposure was ~~W~~2.2 trillion. However, if defaults were to significantly increase under our existing loans to real estate development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, this may have an adverse effect on our business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of Shinhan Bank’s 10 largest corporate exposures as of December 31, 2018, two were companies for which Shinhan Bank was a main creditor bank. All of the 10 companies are or were members of the main debtor groups as identified by the Governor of the Financial Supervisory Service, which are mostly comprised of the largest Korean commercial conglomerates known as “chaebols.” As of such date, the total amount of Shinhan Bank’s exposures to the 10 companies was ~~W~~18,905 billion, or 11.1%, of its total exposures. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group amounted to ~~W~~4,239 billion, or 2.5%, of its total exposures. Largely due to the continued stagnation in the shipbuilding industry, current and former member companies of the STX Group, one of the leading conglomerates in Korea, entered into voluntary arrangements in 2013 with their creditors (including Shinhan Bank) to improve their credit situation, and STX Offshore & Shipbuilding and STX Heavy Industries, two of the STX Group’s member companies, recently filed for court receivership in May 2016 and July 2016, respectively. Due to stagnation in the construction industry, Keangnam Enterprises Co., Ltd., a large construction company in Korea, also entered into workout proceedings in 2013 and subsequently filed for recovery proceedings in March 2015. Dongbu Steel Co., Ltd. and Sambu Construction Co., Ltd. also experienced significant hardship and entered into workout or recovery proceedings in 2015. Additionally, in October 2015, creditors of Daewoo Shipbuilding & Marine Engineering Co., Ltd., led by Korea Development Bank, announced a restructuring plan that included cash injection and additional loans totaling ~~W~~4.2 trillion and extensive streamlining measures, and in November 2016, Korea Development Bank agreed to swap ~~W~~1.8 trillion of debt to equity and the Export-Import Bank of Korea agreed to issue ~~W~~1 trillion of perpetual bonds. Amid continued deterioration of Daewoo Shipbuilding & Marine Engineering Co., Ltd.’s financial conditions, in March 2017, Korea Development Bank and the Export-Import Bank of Korea further agreed to provide an additional ~~W~~2.9 trillion in loans and swap ~~W~~1.6 trillion of debt to equity, provided that other creditors and bondholders agree to certain debt-to-equity swaps and extension of maturities. In January 2016, Hanjin Heavy Industries & Construction Co., Ltd. entered into voluntary restructuring agreements with its creditors due to liquidity shortage in the wake of prolonged industry slowdown. Partly as a result of its active past efforts to reduce exposure to the shipbuilding and construction sectors, Shinhan Bank currently has limited exposure to the aforementioned troubled companies. However, if the credit quality of Shinhan Bank’s exposure to large corporations, including those in the main debtor groups, declines, Shinhan Bank may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect its financial condition, results of operations and capital adequacy. No assurance can be given that the allowances it has established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

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

In recent years, consumer debt, including lending to households and small unincorporated businesses, has continued to increase in Korea. Shinhan Bank’s portfolio of retail loans is comprised of two principal product types, namely secured retail loans (which are primarily comprised of mortgage and home equity loans secured by real estate) and general purpose loans (which are unsecured loans and tend to carry a higher credit risk). As of December 31, 2018, Shinhan Bank’s retail loan portfolio (before allowance for loan losses and deferred loan origination costs and fees) was ~~W~~112,594 billion, representing 44.5% of its total loans outstanding. As of December 31, 2016, 2017 and 2018, Shinhan Bank’s non-performing retail loans were ~~W~~157 billion, ~~W~~215 billion and ~~W~~238 billion, respectively, representing non-performing loan ratios (net of charge-offs and loan sales) of 0.16%, 0.21% and 0.21%, respectively.

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

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the notes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2018, we had aggregate guarantees and acceptances of ~~W~~15,522 billion, for which we provided allowances for losses of ~~W~~105.5 billion. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

As of December 31, 2016, 2017 and 2018, Shinhan Card’s interest-earning credit card assets amounted to ~~W~~22,765 billion, ~~W~~25,250 billion and ~~W~~28,311 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

KT consortium’s K-Bank and Kakao consortium’s Kakao Bank commenced operations in April 2017 and July 2017, respectively. Internet-only banks are expected to become major competitors to Shinhan Card in various business areas, particularly in the mid-term interest loan market. In addition, with the rapid growth of online service providers and technology companies providing virtual payment services, more competitors are entering the financial payments industry, creating a new paradigm in the payments market and changing the competitive landscape. New competitors, including Kakao Corp., NAVER and Samsung Electronics, have introduced new payment methods which are now competing with Shinhan Card’s payment model AppCard. In 2018, Kakao Bank launched its own credit card business, expanding its mid-range interest rate loan offerings and competing with the existing credit card service providers. Shinhan Card is currently making efforts to enhance its AppCard payment model and cooperating with other credit card service providers to promote its joint NFC (near field communication) payment network.

In addition, Government policies and regulations aimed at protecting small- and medium-sized enterprises, such as the reduction of fees chargeable to small- and medium-sized merchants, may have a material adverse effect on our revenues from Shinhan Card. In January 2012, the Government expanded the definition of a small- and medium-sized merchant to include those with annual sales of up to ~~W~~200 million and, effective September 2012, lowered fees chargeable to such merchants from 1.8% to 1.5% with respect to credit cards. In January 2015, the Government further expanded the definition of a small- and medium-sized merchant to include those with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and imposed a cap on fees chargeable to such merchants at 2.0% with respect to credit cards. In November 2015, the Government announced a further reduction in the merchant fees chargeable to small- and medium-sized enterprises with respect to credit cards, effective January 31, 2016, from 2.0% to 1.3% for merchants with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and from 1.5% to 0.8% for merchants with annual sales of up to ~~W~~200 million. In July 2017, the Enforcement Decree of the Specialized Credit Finance Business Act was amended to expand the range of small- and medium-sized enterprises subject to lower merchant fees. Upon the amendment, merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 1.3%, and merchants with annual sales of up to ~~W~~300 million are subject to merchant fees chargeable with respect to credit cards of 0.8%. In January 2019, the government further expanded the definition of a small- and medium-sized merchant to include those with annual sales of more than ~~W~~500 million and up to ~~W~~3 billion. Upon the amendment, merchants with annual sales of more than ~~W~~500 million and up to ~~W~~1 billion are subject to merchant fees chargeable with respect to credit cards of 1.4%, and merchants with annual sales of more than ~~W~~1 billion and up to ~~W~~3 billion are subject to merchant fees chargeable with respect to credit cards of 1.6%. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, starting from 2012, and the rates of fees chargeable may be further adjusted due to changes in relevant regulations or Government policy. Additionally, during 2018, the Seoul metropolitan and other regional governments have launched “Zero Pay”, a government sponsored QR code-based mobile payment platform charging little to no transaction fees (up to 0.5% depending on volume of sales) and aimed at reducing transaction fees small businesses pay to credit card companies. The Financial Services Commission also announced its plans to establish an open banking system that would provide fintech firms access to banks’ payment systems at lower costs. Additional amendments to regulations requiring further downward adjustments to merchant fees or Government policies aimed at reducing transaction fees paid to credit card companies may be implemented in the future, placing further downward pressure on the results of operations for credit card companies, including Shinhan Card.

In 2013, the Government also implemented measures regulating marketing costs in order to control excessive marketing campaigns and curtail undue marketing expenses, which had the effect of impeding revenue growth for credit card companies but also reduced or slowed the growth in their marketing expenses. Effective December 2013, the Government also introduced guidelines to curb the interest rates that credit card companies, including Shinhan Card, may charge on card loans and cash advances. Furthermore, the Government also provides tax incentives, among others, for the use of check cards (where the amounts paid with check cards are instantly debited from the customer’s bank accounts) to encourage the use of check cards in lieu of credit cards in an attempt to preempt a potential rise in delinquency among credit card users, and if check cards are widely used in lieu of credit cards, this would reduce interest income from credit cards, which generally have a longer repayment period than that of check cards, and may have an adverse impact on Shinhan Card’s revenues and results of operations. On November 26, 2018, the Financial Services Commission introduced additional guidelines aimed at curtailing excessive marketing expenses for credit card companies, for example by limiting the benefits credit card companies may offer to large corporate credit card clients or merchants as well as requiring a reasonable level of annual service fees for credit card holders. Although these and similar Government initiatives and measures may result in a reduction in marketing expenses, which in turn may help reduce the overall expenses of our credit card business, there is no assurance that Government measures will achieve their intended results, and such measures may result in a decline in the volume of credit card transactions or otherwise adversely affect our business, financial condition and results of operations.

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

Significantly lower or negative investment margins may cause us to accelerate amortization, thereby reducing net income in the affected reporting period and potentially negatively affecting our credit instrument covenants or rating agency assessment of our financial condition. In addition, under IFRS 17, which is expected to become effective beginning 2022, insurance contract liabilities will be calculated in terms of market value (as the present value of future insurance cash flows with a provision for risk) instead of book value. As the discount rate will reflect current interest rates rather than book yields, we may have a significantly higher debt balance under IFRS 17 due to higher insurance liabilities, thereby resulting in a decrease in our risk-based capital.

We may fail to realize the anticipated benefits of and encounter significant risks in connection with mergers and acquisitions.

We continue to seek and evaluate opportunities for diversification and growth of our business, including through strategic acquisitions, and have experienced substantial growth through several mergers and acquisitions. Most notably, our acquisition of Chohung Bank in 2003 has enabled us to have the second largest banking operations in Korea. In addition, our acquisition in March 2007 of LG Card, the then largest credit card company in Korea, has enabled us to have the largest credit card operations in Korea and significantly expand our non-banking business capacity so as to achieve a balanced business portfolio. In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, Ltd., the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. The acquisition was approved by the Financial Services Commission on January 16, 2019 and closed on February 1, 2019. In addition to Orange Life Insurance, Ltd., on October 31, 2018, we agreed to acquire Asia Trust Co., Ltd. in order to expand our real estate business capacity and have also acquired certain small-sized overseas financial service companies and asset management companies. We expect to integrate these and any future acquisitions with our existing businesses and generate synergies and expand our business capabilities. However, we may encounter significant risks, including difficulty in successfully integrating acquired businesses, increased expenses such as working capital requirements or capital expenditures, regulatory risks and financial risks such as potential liabilities of the businesses we acquire. In addition, evaluating potential acquisitions may require us to incur significant expenses or divert management’s attention away from other business issues. As such, no assurance can be given that any completed or contemplated acquisitions will not have a negative effect on our business, financial condition and results of operations that outweigh any potential benefits.

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

In the course of our operations, we must manage a number of risks, such as credit risks, market risks and operational risks. We seek to monitor and manage our risk exposures through a comprehensive risk management platform, encompassing centralized risk management organization and credit evaluation systems, reporting and monitoring systems, early warning systems and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 4.B. Business Overview — Risk Management.” Although we devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management practices may not be fully effective at all times in eliminating or mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated. For example, in the past, a limited number of our and our subsidiaries’ personnel engaged in embezzlement of substantial amounts for an extended period of time before such activities were detected by our risk management systems. In response to these incidents, we have strengthened our internal control procedures by, among others, implementing a real-time monitoring system, but there is no assurance that such measures will be sufficient to prevent similar employee misconducts in the future. Management of credit, market and operational risk requires, among others, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure you that these policies and procedures will prove to be fully effective at all times against all the risks we face.

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

Major financial institutions in Korea and around the world have also fallen victim to large-scale data leakage in the past. In December 2013, it was reported that there was a leakage of personal information of approximately 130,000 customers of Standard Chartered Bank and Citibank in Korea, which leakage was attributed to a third party sub-contractor in the case of Standard Chartered Bank, and an employee in the case of Citibank. In addition, in January 2014, it was reported that there was a leakage of personal information of approximately 100 million customers of NH Card, Lotte Card and KB Card in Korea due to illegal access to such information by an employee of a third party credit information company in the course of developing information technology programs for these three credit card companies. In 2017, Equifax Inc., a U.S. credit reporting company, was reported to have suffered a breach of personal information of over 143 million people.

Other than the cyber security attack in March 2013 as discussed above, we have not experienced any material security breaches in the past, including any similar large scale leakage of customer information. In order to minimize the risk of security breaches related to customer and our other proprietary information, we have taken a series of group-wide preventive measures, such as the adoption and implementation of a best-in-class information security system and reinforcement of internal control measures. We are fully committed to maintaining the highest standards of cyber security and consumer protection measures and upgrading them continually. We have implemented the ISO 27001-certified security management system for us and all our subsidiaries, and we have obtained the Information Security Management System certification for most of our subsidiaries. Our Integrated Security Control Center’s security management system enables us to continuously monitor for signs of potential cyber-attacks and provides us with advance warnings that will allow us to promptly respond to such attacks. We believe such certifications represent third-party validations that we are in compliance with best-in-class international standards on matters of information security. Our security management system continuously monitors for signs of potential cyber-attacks and is designed to provide early warning alerts to enable prompt action by us. In order to prevent intentional and accidental security issues by our employees, we have created a violation monitoring system, reinforcing our security measures by preemptively identifying various scenarios of threats and by collecting and analyzing different types of data that allows us to quickly identify any potential security violations. Moreover, we established a new information security lab to build a continuous security research and development system to respond to hacking and other cyber threats. Through these measures, we are developing technical capabilities necessary to respond to the latest security threats. We also provide intensive employee training to our information technology staff and other employees on cyber security and have adopted advanced security infrastructure (including through hiring a highly competent team of information security experts) for online financial services such as mandatory website certification and keyboard security functions. In addition, reviews of our system are conducted, across all of our subsidiaries, through periodic audits and simulation reviews by external experts. In addition, in compliance with applicable regulations we currently carry insurance to cover cyber security breaches up to ~~W~~10 billion in relation to our banking business and up to ~~W~~3 billion in the aggregate and up to ~~W~~1 billion per incident for our securities investment business and have set aside a reserve of ~~W~~1 billion for our credit card business. In addition, in light of the growing use of mobile devices to access financial services, we have implemented security measures (including encryptions and service terminal monitoring) to provide a secure mobile banking service as well as to prevent illegal leakage or sharing of customer data and otherwise enhance customer privacy. We are also keenly aware of the litigation and regulatory sanctions risks that may arise from security breaches and are aggressively reinforcing a group-wide culture that stresses safety and good custodianship as among our highest priorities. Furthermore, we are actively taking steps to implement preventive and other steps recommended or required by the regulatory authorities in relation to actual and potential financial scams. However, given the unpredictable and continually evolving nature of cyber security threats due to advances in technology or other reasons, there is no assurance that, notwithstanding our best efforts at maintaining the best-in-class cyber security systems, we will not be vulnerable to major cyber security attacks in the future.

The public is developing heightened awareness about the importance of keeping their personal data private, and the financial regulators are placing greater emphasis on data protection by financial service providers. For example, under the Personal Information Protection Act, as last amended in October 2017, financial institutions, as personal information manager, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically request or permit the management of resident registration numbers. Further, under the Use and Protection of Credit Information Act, as last amended in December 2018, a financial institution has a higher duty to protect credit information, meaning information necessary to assess the creditworthiness of the counterparty to financial transactions and other commercial transactions. Such regulations have considerably restricted a financial institution’s ability to transfer or provide the information to its affiliate or holding company, and treble damages can be imposed on a financial institution for a leakage of such information. In addition, under the Electronic Financial Transaction Act, as last amended in April 2017 with effect from October 2017, a financial institution is primarily responsible for compensating its customers harmed by the financial institution’s cyber security breach, even if the breach is not directly attributable to the financial institution. We maintain an integrated system that closely monitors customer information to ensure compliance with data protection laws and regulations.

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

Partly as a result of these efforts, Shinhan Card did not receive any claims in 2018 in relation to voice phishing. Accordingly, we do not believe that any currently outstanding claims in relation to voice phishing will have a material adverse impact on our business, financial condition or results of operations. Additionally, other than voice phishing incidents and the recent cyber security attacks as discussed above, we have not experienced any material security breaches in the past. However, given continual advances in technology and the increasing sophistication of the financial scammers, there is no assurance that we will be able to prevent future financial scams or that the frequency and scope of financial scams will not rise. If financial scams involving us and our subsidiaries were to continue or to become more prevalent, it may result in compensation for any losses suffered by victims thereof, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, compliance with the present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of our preventive measures, any of which may have a material adverse effect on our business, results of operations and financial condition.

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

Upon implementation of the Government-proposed Financial Consumer Protection Act (currently pending at the National Assembly’s subcommittee for review of the bill), banks as financial instrument distributors will be subject to heightened investor and consumer protection measures, including stricter distribution guidelines, improved financial dispute resolution system, increased liability for damages borne by direct financial instrument distributors and newly imposed penalty surcharges. We may also become subject to other restrictions on our operations as a result of future changes in laws and regulations, including more stringent liquidity and capital requirements under Basel III, which are being adopted in phases in Korea in consideration of, among others, the pace and scope of international adoption of such requirements. Any of these regulatory developments may have a material adverse effect on our ability to expand operations or adequately manage our risks and liabilities. For further details on the principal laws and regulations applicable to us as a holding company and our principal subsidiaries, see “Item 4.B. Business Overview — Supervision and Regulation.”

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

For example, the Government has taken and is taking various initiatives to support small- and medium-sized enterprises and low-income individuals, who were disproportionately affected by the downturn in the Korean and global economy in the late 2000s and have yet to fully recover. As part of these initiatives, the Financial Supervisory Service has recently encouraged banks in Korea to increase lending to small- and medium-sized enterprises in order to ease the financial burden on such enterprises amid sluggish economic recovery, and in February 2016, the Bank of Korea announced that it would increase support for loans to small- and medium-sized enterprises in anticipation of growing liquidity difficulties among such enterprises in light of the sustained sluggishness of the general economy and to stimulate trade exports, infrastructure investments and entrepreneurial efforts. The financial regulators have also adopted several measures designed to improve certain lending practices of the commercial banks which practices were perceived as having an unduly prohibitive effect on extending loans to small- to medium-sized enterprises.

In addition, as a way of supporting the Government’s initiative to assist promising startups, in February 2015, the financial regulators announced that they would encourage the banks in Korea to increase lending to technology companies in the small- to medium-sized enterprise segment by an annual target of ~~W~~20 trillion and to enhance technology-related credit review capabilities. Pursuant to these initiatives, the total lending to technology companies in the small- to medium-sized enterprise segment, on a cumulative basis, reached ~~W~~58.4 trillion in 2016, ~~W~~82.0 trillion in 2017 and ~~W~~97.0 trillion in 2018. As of December 31, 2018, Shinhan Bank’s total lending to technology companies reached, on a cumulative basis, ~~W~~15.3 trillion.

Furthermore, in response to an increasing level of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Financial Services Commission announced in February 2014 that it plans to increase the proportion of fixed interest rate loans and installment principal repayment-based loans within the total housing loans extended by commercial banks (which loans have historically been, for the most part, variable interest rate loans with the entire principal being repaid at maturity, which is usually rolled over on an annual basis). According to this plan, the target proportion for fixed interest rate loans was set at 35%, 37.5% and 40% and the target proportion for installment principal repayment-based housing loans was set at 35%, 40% and 45%, each by the end of 2015, 2016 and 2017, respectively. Amid concerns about increasing household debt, in May 2016 the target proportion for fixed interest rate loans and installment principal repayment-based housing loans for 2016 were increased to 40% and 45%, respectively, and in February 2017 the target proportion for fixed interest rate loans and installment principal repayment-based housing loans for 2017 were increased to 45% and 55%, respectively. In April 2018, the Financial Services Commission announced that the target proportion for fixed interest rate loans for 2018 would be set at 47.5%. In addition, an expanded tax deduction limit for interest repayment is granted for loans with maturity of 10 years or more (compared to 15 years or more prior to this plan). The Financial Services Commission announced that it would examine whether banks meet their targets on an annual basis.

In furtherance of the policy to expand the proportion of fixed rate housing loans, the Financial Services Commission implemented “Relief Debt Conversion” program from March 24 to March 27, 2015 and from March 30 to April 3, 2015, respectively, under which borrowers of eligible housing loans (namely, loans that have been in existence for one year or more since the original loan date, with no delinquency in the past six months, with principal amounts of ~~W~~500 million or less and for houses valued at ~~W~~900 million or less that are on a floating rate basis and/or an interest payment only basis) might convert such loans to new fixed rate loans in respect of which the borrowers would be required to repay the principal and interest in installment for a term of 10, 15, 20 or 30 years without a grace period, provided that the new loans pass the maximum loan-to-value ratio of 70% (irrespective of the location of the property) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions). The borrowers were allowed to convert the original loans only at the banks that extended such loans. The banks holding the newly converted fixed rate loans are required to sell such loans to Korea Housing Finance

Corporation, a government-controlled entity, which will then securitize such loans and issue mortgage-backed securities (backed by such loans) to be purchased by the banks who sold the loans in proportion to the amounts of the loans sold, and the banks will be required to hold such securities for a period of one year, after which the bank can sell or dispose of such securities in the market or otherwise. According to the Financial Services Commission, under this program, approximately 327,000 borrowers converted loans in the aggregate amount of ~~W~~31.7 trillion to fixed rate loans, of which Shinhan Bank accounted for approximately 13.5%. Due in large part to such initiatives, fixed interest rate loans and installment principal repayment-based loans accounted for 44.2% and 51.0%, respectively, of the total housing loans extended by commercial banks in Korea as of June 30, 2018, according to data published by the Government in December 2018. Fixed interest rate and installment principal repayment-based housing loans accounted for 43.8% and 49.1%, respectively, of the housing loans extended by Shinhan Bank as of December 31, 2018.

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

UAMCO seeks to achieve financial improvement of struggling companies through a wide range of restructuring programs, including debt restructuring, capital injection, asset sales, corporate reorganization, workouts and liquidation and bankruptcy proceedings and is the largest purchaser in Korea of non-performing financial assets generally. Shinhan Bank sold non-performing assets to UAMCO in the amount of ~~W~~103.5 billion, ~~W~~118.2 billion and ~~W~~131.7 billion in 2016, 2017 and 2018, respectively. With an enlarged capital base following the recent capital contributions mentioned above, it is expected that UAMCO will play a more active role in the restructuring of the Korean corporate sector. The Government is also considering an amendment of the Financial Investment Services and Capital Markets Act of Korea to facilitate the business activities of UAMCO.

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

For example, during the early to mid-2000s, the Government adopted several regulatory measures, including in relation to retail banking, to stem a rise in speculation in real estate investments generally and in select areas. Some of the measures undertaken in the past include requiring financial institutions to impose stricter debt-to-income ratio and loan-to-value ratio requirements for mortgage loans for real property located in areas deemed to have engaged in a high level of speculation, raising property tax on real estate transactions for owners of multiple residential units, adopting a ceiling on the sale price of newly constructed housing units and recommending that commercial banks restrain from making further mortgage and home equity lending, among others. In addition, amid a prolonged slump in the housing market in Korea, in April 2013, the Government announced a real estate comprehensive countermeasure, which provides, among other things, for (i) reduced capital gains tax and (ii) exemption of acquisition tax for first-time homebuyers. In addition, in November 2013, the Government announced a permanent reduction in acquisition tax, with retrospective application from August 2013. Prior to such reduction, acquisition tax was assessed on a differentiated scale based on whether the homebuyer was purchasing a primary home or a secondary home, with the former being assessed an acquisition tax of 2% for the purchase of homes under ~~W~~900 million and 4% for homes exceeding ~~W~~900 million, and the latter being assessed an acquisition tax of 4% regardless of the price of the home. Under the new regulatory structure, the differentiated tax scale for primary homes and secondary homes is eliminated, and all homebuyers are assessed an acquisition tax of 1% for the purchase of homes under ~~W~~600 million, 2% for homes exceeding ~~W~~600 million but less than ~~W~~900 million and 3% for homes exceeding ~~W~~900 million. Furthermore, in February 2014, the Financial Services Commission announced plans to increase the proportion of fixed interest rate loans and installment principal repayment-based loans within the total housing loans extended by commercial banks. See “— The Government may encourage targeted lending to certain sectors in furtherance of policy objectives, and we may take this factor into account.” In addition, in order to rationalize the regulations on the housing loans, the Financial Services Commission and the Financial Supervisory Service provided administrative instructions in July 2014 with effect from August 1, 2014, which have been extended and amended several times, that all financial institutions including banks under the Banking Act are subject to the maximum loan-to-value ratio of 70% (irrespective of the location of the property, subject to certain exceptions) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions). The above administrative instructions have been replaced by the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business reflecting the tightened measures as discussed below. Furthermore, in December 2014, the National Assembly also passed several bills that were designed to stimulate the real estate market. In November 2016, amid concerns about increasing household debt, the Government announced another real estate comprehensive countermeasure requiring property buyers in Seoul to retain ownership for a longer period of time and increasing down payments to be made on the property. In January 2017, in order to modernize credit review methods and stabilize the management of household debt, the Financial Services Commission announced the planned introduction of a debt service ratio and a new debt-to-income ratio. The new debt-to-income ratio, which has been implemented beginning January 31, 2018 reflects (i) both principal and interest payments on the applicable mortgage and home equity loan and existing mortgage and home equity loans and (ii) interest payments on other loans. Previously, debt-to-income ratio had only reflected (i) both principal and interest payments on the applicable mortgage and home equity loan and (ii) interest payments on existing mortgage and home equity loans. Debt service ratios reflect principal and interest payments on both the applicable loan and other loans and were introduced on a trial basis as a self-regulatory reference index beginning on March 26, 2018 and were fully implemented in October 2018. The new debt-to-income ratios will be used as the primary reference index in the evaluation and approval process for mortgage and home equity loans, and debt service ratios will be used as a supplementary reference index providing additional limits on mortgage and home equity loans. Since October 2018, loans to rental businesses are subject to a rent-to-interest ratio (calculated as the borrower’s aggregate annual rental income from rental properties over its aggregate annual payment amount of interest on loans secured by such rental properties) of at least 1.25 for residential rental businesses and as least 1.50 for non-residential rental businesses.

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

As housing prices in the greater Seoul metropolitan area continued to rise despite the above measures, on September 13, 2018, the Government announced a more robust policy to curb housing prices. Effective from September 14, 2018, these measures include, among other things, tighter regulations on maximum loan-to-value ratios in “overheated speculative districts,” “speculative districts” and “adjustment targeted areas” (collectively, the “regulated areas”), under which the maximum loan-to-value ratio applicable to owners of single or multiple residential units attempting to purchase an additional residential unit located in any of the regulated areas using a mortgage loan will be nil with certain exceptions applicable only to owners of a single residential unit attempting to purchase an additional residential unit. The maximum loan-to-value ratio will be also nil, with certain exceptions, in the case of purchases of high value residential units (for which the declared value is more than ~~W~~900 million) located in any of the regulated areas not being made for the purpose of actual residence. These renewed measures are expected to lead to a decline in the overall volume of home mortgage loans but may result in an increase in long-term deposit loans required for house rentals and lending to borrowers with high credit profiles.

Pursuant to the Regulation on the Supervision of the Banking Business, Shinhan Bank must maintain a loan to deposit ratio of no more than 100%. Currently, in calculating the loan to deposit ratio, there is no differentiation between retail loans and corporate loans. However, the Regulation on the Supervision of the Banking Business was amended on July 12, 2018 to provide that, beginning from January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans will be weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. Additionally, the Detailed Regulation on the Supervision of the Banking Business was amended on June 30, 2018 to provide for a weighted multiple to be applied to mortgage and home equity loans where the loan-to-value ratio exceeds 60% in determining required minimum total capital (BIS) ratio. Further, the Regulation on the Supervision of the Banking Business is expected to be amended during 2019 such that the countercyclical capital buffer requirement also takes into account the increase of credit in the retail sector. The Detailed Regulation on the Supervision of the Banking Business was also amended on June 30, 2018 to add “concentration of risk in the retail sector” as an additional criteria when the Financial Supervisory Service evaluates the risk management systems of Korean banks.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces certain laws and regulations (“OFAC Sanctions”) that impose restrictions upon dealings with or related to certain countries, governments, entities and individuals that are the subject of OFAC Sanctions, including Iran, and maintains a list of specially designated nationals (the “SDN List”), whose assets are blocked and with whom U.S. persons are generally prohibited from dealing. Some OFAC Sanctions require a U.S. nexus in order to apply (“Primary Sanctions”) while other OFAC Sanctions on certain dealings with or related to Iran, North Korea, and Russia apply even in the absence of a U.S. nexus (“Secondary Sanctions”). Non-U.S. persons are subject to Secondary Sanctions and can also be held liable for violations of Primary Sanctions on various legal grounds, such as causing violations by U.S. persons by engaging in transactions completed in part in the United States. The European Union also enforces certain laws and regulations that impose restrictions upon nationals and entities of, and business conducted in, member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such laws and regulations. The United Nations Security Council and other governmental entities also impose similar sanctions.

In August 2016, the government of Korea authorized Shinhan Bank to act as a settlement bank for Euro-denominated transactions between Korean and Iranian businesses. Prior to the granting of this permission, payments for business activities were settled only in Korean Won and we did not participate in such settlements. From August 2016 through August 2017, Shinhan Bank processed ten such transactions that resulted in a minimal amount of revenue. Since August 2017, Shinhan Bank has ceased processing any such transactions and has no intention to process any such transactions in the future. We are committed to engaging only in lawful activities and in obeying all relevant OFAC Sanctions and European Union sanctions but cannot guarantee that actions taken by our employees will not violate such sanctions. On May 8, 2018, U.S. President Donald Trump announced his decision to terminate the participation of the United States in the Joint Comprehensive Plan of Action (the “JCPOA”), pursuant to which certain relief of OFAC Sanctions relating to Iran had been provided. Following two wind down periods, one that ended on August 6, 2018 and that ended on November 4, 2018, all Iran-related Secondary Sanctions that had been waived pursuant to the JCPOA were re-imposed and non-U.S. persons now face risk of Secondary Sanctions for dealing with certain key sectors of the Iranian economy or for providing associated services related to the targeted activities. As such, any Iran-related activities may subject us to OFAC Sanctions and to potential legal or reputational risks.

The implementation of IFRS 9 with effect from January 1, 2018 renders certain of our historical financial information as of and for the years ended December 31, 2014, 2015, 2016 and 2017 not directly comparable with that of our financial information after January 1, 2018.

With effect from January 1, 2018, IFRS 9 ‘Financial Instruments’ has replaced in entirety previous guidance in IAS 39. Following the adoption of IFRS 9, we are required to re-classify and re-measure (including impairment measurement) certain of our financial instruments from January 1, 2018 without requiring any restatement of the corresponding figures of the prior period. Based on the method of adoption allowed under IFRS 9, we are permitted to adjust our shareholder equity from January 1, 2018 without requiring any restatement of the corresponding figures of the prior period where the difference between the new carrying amount and original carrying amount recognized in retained earnings. The difference between the new carrying amount and original carrying amount amounted to ~~W~~344 billion as of January 1, 2018. As we are not required to restate affected financial figures with the implementation of IFRS 9, certain of our historical financial information as of and for the years ended December 31, 2014, 2015, 2016 and 2017 is not directly comparable against that of our financial information after January 1, 2018. Investors must therefore exercise caution when making comparisons of any financial figures after January 1, 2018 against our historical financial figures prior to January 1, 2018 and when evaluating our financial condition, results of operations and results. For further information regarding the adoption of IFRS 9, see “Item 5.A. Operating Results — Critical Accounting Policies — Recently Adopted Standards and Interpretations — IFRS 9, ‘Financial Instruments’” and Note 60 of the notes to our consolidated financial statements included in this annual report.

The implementation of IFRS 9 has caused us to increase our allowance for impairment losses to cover expected credit loss on our loan portfolio and other financial instruments and may increase volatility in our profit or loss.

Following the adoption of IFRS 9, the “incurred loss” model under the previous guidance for loans, debt instruments, lease receivables, contractual assets and financial guarantee contracts has been replaced with a forward-looking “expected credit loss” model, and therefore impairment losses are likely to be recognized earlier, on a more forward-looking basis and on a broader scope of financial instruments than using the incurred loss model under the previous guidance. Accordingly, as of January 1, 2018, we increased our credit loss allowance from ~~W~~2,579 billion to ~~W~~3,226 billion as a result of adopting IFRS 9. IFRS 9 also introduces additional requirements for a financial asset to be measured at amortized costs or fair value through other comprehensive income compared to the previous guidance and therefore would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, thereby increasing volatility in our profit or loss. For further information regarding the adoption of IFRS 9, see “Item 5.A. Operating Results — Critical Accounting Policies — Recently Adopted Standards and Interpretations — IFRS 9, ‘Financial Instruments’” and Note 60 of the notes to our consolidated financial statements included in this annual report.

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

•	the economic impact of any pending or future free trade agreements;

•	potential escalation of the ongoing trade war between the U.S. and China as each country introduces tariffs on goods traded with the other;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

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

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy such as the recent diplomatic tension between Korea and China with respect to the deployment of the Terminal High Altitude Area Defense (THAAD) system in Korea and trade disputes between Korea and the United States with respect to the imposition of anti-dumping duties on Korean steel, washing machines, transformers and solar panels;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase abruptly as a result of current and future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-un has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain. In February 2017, Kim Jong-un’s half-brother, Kim Jong-nam, was reported to have been assassinated in an international airport in Malaysia.

In addition, there continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Some examples from recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. On January 6, 2016, North Korea announced that it had successfully conducted its first hydrogen bomb test, hours after international monitors detected a 5.1 magnitude earthquake near a known nuclear testing site in the country. The alleged test followed a statement made in the previous month by Kim Jong-un, who claimed that North Korea had developed a hydrogen bomb. On February 7, 2016, North Korea launched a rocket, claimed by them to be carrying a satellite intended for scientific observation. The launch was widely suspected by the international community to be a cover for testing a long-range missile capable of carrying a nuclear warhead. On February 18, 2016, U.S. President Barack Obama signed into law mandatory sanctions on North Korea to punish it for its recent nuclear and missile tests, human rights violations and cybercrimes. The bill, which marks the first measure by the United States to exclusively target North Korea, is intended to seize the assets of anyone engaging in business related to North Korea’s weapons program, and authorizes US$50 million over five years to transmit radio broadcasts into the country and support humanitarian assistance projects. On March 2, 2016, the United Nations Security Council voted unanimously to adopt a resolution to impose sanctions against North Korea, which include inspection of all cargo going to and from North Korea, a ban on all weapons trade and the expulsion of North Korean diplomats who engage in “illicit activities.” Also, on March 4, 2016, the European Union announced that it would expand its sanctions on North Korea, adding additional companies and individuals to its list of sanction targets. In September 2016, North Korea announced that it had successfully tested a nuclear warhead that could be mounted on ballistic missiles. In response, the Government condemned the test, and on November 30 2016, the United Nations Security Council unanimously passed a resolution imposing additional sanctions on North Korea including an annual cap on North Korea’s exports of coal and a prohibition on exports of non-ferrous metals such as copper, nickel, silver and zinc. In March 2017, North Korea launched four midrange missiles aimed at the U.S. military bases in Japan, which landed off the east coast of the Korean peninsula. The United Nations Security Council condemned the launches and expressed its plan to adopt additional measures against the regime. On April 4, 2017, one day before the first meeting between U.S. President Donald Trump and Chinese President Xi Jinping, North Korea launched a ballistic missile which landed off the east coast of the Korean peninsula. In addition to the United Nations Security Council’s condemnation, representatives of the Government and China expressed their plan to impose stronger sanctions on North Korea. On April 15, 2017, North Korea launched another missile which failed when it exploded immediately after liftoff. In response, the Government condemned the launch as a violation of the resolution of the United Nations Security Council and warned that North Korea would have to face punitive consequences if this leads to a future nuclear experiment or launch of an intercontinental ballistic missile. In July 2017, North Korea conducted two intercontinental ballistic missile tests which displayed further development of its long-range ballistic missile capabilities that potentially enable it to target certain areas of the United States as well as other neighboring countries in the Asia-Pacific region. In response, the United Nations Security Council unanimously adopted stronger sanctions against North Korea. In August 2017, North Korea announced its plan to launch four ballistic missiles targeting Guam, resulting in heightened diplomatic tensions between North Korea and the United States. In September 2017, North Korea detonated a sixth nuclear bomb, the most powerful weapon that North Korea has ever tested. Such detonation further heightened diplomatic tensions between North Korea and other nations. Each of the United Nations, the United States and the European Union adopted additional sanctions against North Korea. Spain, Mexico, Peru and Kuwait expelled from their respective territories the ambassadors of North Korea. In November 2017, North Korea conducted a test launch of another intercontinental ballistic missile, which, due to its improved size, power and range of distance, may potentially enable North Korea to target the United States mainland.

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

North Korea’s economy also faces severe challenges, including severe inflation and food shortages, which may further aggravate social and political tensions within North Korea. In addition, reunification of Korea and North Korea could occur in the future, which would entail significant economic commitment and expenditure by Korea that may outweigh any resulting economic benefits of reunification. On April 27, 2018, May 26, 2018 and September 18, 2018, President Moon Jae-in met Kim Jong-un in a summit to discuss, among other matters, denuclearization of the Korean peninsula. On June 12, 2018, U.S. President Donald Trump and Kim Jong-un in turn had an official summit in Singapore, the first ever meeting between leaders of the United States and North Korea. Subsequent to the Singapore summit, they signed a joint statement, which stated, among others, new peaceful relations and the denuclearization of the Korean peninsula. The second official summit between U.S.

President Donald Trump and Kim Jong-un was held in Vietnam on February 27, 2019 and February 28, 2019. On the night of February 27, 2019, the U.S. White House announced that U.S. President Donald Trump and Kim Jong-un would sign a joint agreement the next afternoon. However, on February 28, 2019, the U.S. White House announced that the summit was cut short and that no agreement was reached. In the aftermath of the two summits, there remains significant uncertainty regarding peace talks and the denuclearization of the Korean peninsula. As such, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that the political regime in North Korea may not suddenly collapse. Any further increase in tension or uncertainty relating to the military, political or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, occurrence of military hostilities, heightened concerns about the stability of North Korea’s political leadership or its actual collapse, a leadership crisis, a breakdown of high-level contacts or accelerated reunification could have a material adverse effect on our business, financial condition and results of operations, as well as the price of our common shares and our American depositary shares.

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

Under Korean law, in some limited circumstances, including the transfer of the whole or any significant part of our business and the merger or consolidation of us with another company, dissenting stockholders have the right to require us to purchase their shares under Korean law. However, under our deposit agreement, holders of our American depositary shares do not have, and may not instruct the depositary as to the exercise of, any dissenter’s rights provided to the holders of our common shares under Korean law. Therefore, if holders of our American depositary shares wish to exercise dissenting rights, they must withdraw the underlying common stock from the American depositary shares facility (and incur charges relating to that withdrawal) and become our direct stockholders prior to the record date of the shareholders’ meeting at which the relevant transaction is to be approved, in order to exercise dissent and appraisal rights.

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

Based upon the past and projected composition of our income and assets and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2018, and we do not expect to be a PFIC in 2019 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2019 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

Introduction

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the second largest financial services provider in Korea (as measured by consolidated total assets as of September 30, 2018) and operate the second largest banking business (as measured by consolidated total bank assets as of September 30, 2018) and the largest credit card business (as measured by total credit purchase volume in 2018) in Korea.

We have experienced substantial growth through several mergers and acquisitions. Most notably, our acquisition of Chohung Bank in 2003 has enabled us to have the second largest banking operations in Korea. In addition, our acquisition in March 2007 of LG Card, the then largest credit card company in Korea, has enabled us to have the largest credit card operations in Korea and significantly expand our non-banking business capacity so as to achieve a balanced business portfolio. In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, Ltd., the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. The acquisition was approved by the Financial Services Commission on January 16, 2019 and closed on February 1, 2019.

As of March 31, 2019, we have 15 direct and 26 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 19 million active customers, which we believe is the largest customer base in Korea, through approximately 22,012 employees at approximately 1,268 network branches group-wide. While over 80% of our revenues have been historically derived from Korea, we aim to serve the needs of our customers through a global network of 188 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Australia, Hong Kong, Vietnam, Cambodia, Kazakhstan, Singapore, Mexico, Uzbekistan, Myanmar, Poland, Indonesia, the Philippines and the United Arab Emirates.

Our registered office and corporate headquarters are located at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513 and our telephone number is +822 6360 3000.

Our Strategy

Since our inception in 2001 we have strived to become Asia’s leading financial group by establishing a foundation for sustainable growth. In furtherance of this goal, we implemented the “2020 SMART Project” in 2017, which consists of four strategic pillars — (1) balanced growth, (2) glocalization, (3) digital transformation and (4) upholding the Shinhan culture — to ensure a high level of consistency in the strategic directions the Group announces each year, to continuously upgrade the strategic tasks in furtherance of these directives and to maintain and improve upon the speed upon we undertake such initiatives.

We have also adopted the “One Shinhan” strategy as an additional initiative on top of the 2020 SMART Project in order to efficiently utilize the entire range of the Group’s resources and provide comprehensive financial solutions for our customers. Pursuant to the “One Shinhan” strategy, we continue to strengthen our matrix organizational structure, diversifying business lines and enhancing synergies with our existing businesses. Through the tireless execution of these initiatives, we continue to pursue our ultimate goal of implementing sustainable financial management and cultivating areas of continuous growth and earning potential, thereby maintaining and building upon a consistent strategic direction toward becoming Korea’s leading brand and a world class financial group.

We have specifically focused on the following four strategic areas and have made significant progress through 2018.

A.	Maximizing our value through balanced growth

We recorded total net income of ~~W~~3,157 billion, the highest since our inception, mainly through robust organic growth of our existing subsidiaries. We have also experienced inorganic growth, including through establishing new entities such as Shinhan REITs Management and acquiring businesses such as Orange Life Insurance, Ltd. and Asia Trust Co., Ltd in an attempt to strengthen our non-banking business lines. We have tried to maintain a balanced business across our business portfolio without disproportionately focusing on certain companies, geographical regions or areas of business.

B.	Accelerating glocalization

We aim for the simultaneous pursuit of both expansion of our global presence and localization based on tailored strategies for our global businesses, thereby strengthening the synergies from our matrix organizational structure. As part of our efforts, we acquired ANZ Bank (Vietnam) Limited’s retail division in 2017 and Prudential Vietnam Finance Company Limited and PT Archipelago Asset Management, an Indonesian asset management firm, in 2018. We have also created a Global Business Group and adopted a country head system, enabling us to effectively coordinate the decision process across multiple subsidiaries within a country and allowing us to maximize synergy between our global businesses. We have also focused on strengthening our local business capabilities through the development of products and services better tailored to meet the needs of local customers as well as through increasing the hiring of local personnel who are familiar with the local business environment.

C.	Upgrading to ‘Digital Shinhan’

We have upgraded our digital platforms such as SOL and Shinhan PayFAN as part of a group-wide initiative to streamline our operations and create a digital-friendly business platform. Particularly in response to the changing competitive landscape, including virtual payment services and new mobile based payment methods introduced by competitors such as online service providers, technology companies and Internet-only banks, we have focused our efforts on creating a platform featuring new technology that is more customer oriented and user friendly. In order to effectively adapt to the new business environment and foster the digital ecosystem, we have also launched a program called Shinhan Future’s Lab, which is dedicated to the “fintech” business by actively pursuing technology development, and formed strategic alliances with key partners as well as additional teams focusing on innovation and creating new sources of value for our clients through the development of promising future technologies such as artificial intelligence, block chain, open application programming interfaces and innovative digital platforms.

D.	Promoting our corporate culture

We believe our culture emphasizing flexibility, productivity and creativity has allowed us to continue our growth as an organization. In addition to streamlining our internal decision making and approval processes and systems, we have emphasized a group-wide “S.A.Q. (speed, agility and quickness) transformation” in order to enhance our ability to swiftly adapt to the rapidly changing business environment. We have also continued our efforts for social sustainability, for example, through our “ Society of Hope Project” carrying out social initiatives such as support for financially underprivileged families, career-discontinued women and households in crisis, our “ECO Transformation 2020” initiative emphasizing environment friendly business practices and co-implementing the Principles for Responsible Banking as promulgated by the UN Environment Finance Initiative with 28 other banks around the world.

In 2019, in order to attain sustainable growth, as part of the second phase of the 2020 SMART Project, we have established a management plan around our “One Shinhan” initiative and have identified the following as our particular areas of emphasis in order to enhance our innovation and leadership in the financial sector through creativity and execution.

1.	Creating a “One Shinhan” value chain across the Group

We have recently expanded and strengthened our matrix organizational structure, particularly with regards to our global investment banking, global markets and securities, and platform-based marketing structure. We plan to continue expanding our business offerings and increasing the synergy between our new and existing businesses. We plan to further strengthen our core business such as retirement pension services and services for corporate and institutional clients and improve upon our main product lines and service offerings, as well as our supporting systems for such business offerings.

2.	Expanding our portfolio of future growth sources

We have strived to expand our portfolio of what we believe to be future growth areas of business. In 2018, we were designated as the primary bank for the Seoul metropolitan government, successfully listed shares of Shinhan Alpha REIT on the KRX KOSPI Market, led the consortium that was selected as the preferred bidder for the Seoul GTX project (a planned high-speed commuter rail network in the Seoul metropolitan area) and also completed several acquisitions. We plan to further grow our new lines of business and also renew our wealth management model, which is the core source of our non-interest income. We will also work to optimize the allocation of our resources, including capital and employees, in order to maximize our operational efficiency and performance.

3.	Procuring high-quality global growth opportunities

Our global businesses have been an area of focus and growth for us, and as a result the proportion of our global assets and income derived from our global businesses have increased significantly during the past few years. We aim to solidify the profitability and soundness of our global businesses and enhance the localization level of our core capabilities in such markets in order to create a sustainable global business. We plan to maximize synergy among our subsidiaries and businesses and expand our global business network with local partners so that we can take advantage of local business opportunities and enhance our global business capabilities.

4.	Improving our digital platforms through digital transformation

We have recently launched and upgraded a variety of digital platforms including SOL, Shinhan PayFAN and Shinhan PLUS, a group-wide marketing platform to promote cross selling within the group, and we have also launched Shinhan Future’s Lab and Vietnam Future’s Lab, which provide support for fintech startup companies. We plan to continue our digital technology innovation efforts to enhance the competitiveness and efficiency of our existing business platforms while also proactively responding to new technology and platforms introduced by new competitors such as online service providers, technology companies and Internet-only banks. In addition, to the extent we believe feasible and beneficial, we also intend to expand globally our business platforms that have been successful domestically and also explore new business opportunities in collaboration with global digital businesses.

5.	Establishing a sustainable management framework

We have been included in the Dow Jones Sustainability World Index for six consecutive years and, in 2018, we co-implemented the Principles for Responsible Banking as promulgated by the UN Environment Finance Initiative with 28 other banks around the world. In furtherance of establishing a business model of sustainable growth and development, a recent area of focus for us has been contributing towards a sustainable and inclusive financial business. We have implemented the “ECO Transformation 2020” initiative emphasizing environment friendly business practices, and we plan to continue our “Society of Hope Project” and nurture a healthy ecosystem for social enterprises.

6.	Heightening our risk management capabilities

We plan to further enhance our risk management capabilities in preparation for rapid changes in the economy, society, government policies and regulatory environment and streamline the risk management processes of our newly developing businesses and global network. We have established non-financial risk management systems (such as for environmental, social and operational risks) and have upgraded our crisis management system which also oversees our global businesses. We plan to monitor and manage non-financial risks such as compliance, environmental and social risks. In addition, we are also committed to enhancing the stability of our information and communications technology infrastructure as well as enhancing cybersecurity and customer information protection measures in the face of rapid changes in technology and the digital environment.

7.	Cultivating and developing our corporate culture

We plan to continue fostering our culture of flexibility, productivity and creativity, while simultaneously further increasing our ability to successfully adapt and innovate in response to the rapidly changing environment, including through an emphasis on a group-wide “S.A.Q. (speed, agility and quickness) transformation,” In addition, we aim to implement a nurturing environment to develop and grow future management leaders (including more female leaders) and improve our talent development and retention systems in order to better develop and retain talent who will lead our core business lines in the future.

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions, establishing subsidiaries or formation of joint ventures. Our key acquisitions, capital contributions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation

July 2002	Shinhan Investment Corp.(1)	Securities and investment	Acquisition from the SsangYong Group

August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas

August 2003	Chohung Bank	Commercial banking	Acquisition from creditors

December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders

March 2007	LG Card	Credit card services	Acquisition from creditors

January 2012	Tomato Mutual Savings Bank(3)	Savings bank	Purchase and assumption of assets and liabilities from creditors

January 2013	Yehanbyoul Savings Bank(4)	Savings bank	Acquisition from Korea Deposit Insurance Corporation

Date of Acquisition	Entity	Principal Activities	Method of Establishment

October 2017	Shinhan REITs Management	Real estate asset management	Newly established

February 2019	Orange Life Insurance(5)	Life insurance services	Acquisition from majority shareholders

Notes:

(1)	Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009.
(2)	In January 2009, SH Asset Management Co., Ltd. and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management Co., Ltd.
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

(5)

In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, Ltd., the former Korean unit of ING Life Insurance. The acquisition was approved by the Financial Services Commission on January 16, 2019 and closed on February 1, 2019. Upon closing, Orange Life Insurance became our direct subsidiary.

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

•

other services, including leasing and equipment financing, savings banking services, loan collection and credit reporting, collective investment administrative services and financial system development services as well as engaging in alternative investments through formation of private equity funds on a private placement basis.

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

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profiles. Our deposit products consist principally of the following:

•

Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted 16.1%, 16.6% and 16.1% of our total deposits as of December 31, 2016, 2017 and 2018, respectively. Demand deposits paid average interest of 0.37%, 0.36% and 0.39% in 2016, 2017 and 2018, respectively.

•

Time and savings deposits. Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the “cost of funds index,” or COFIX, published by the Korean Federation of Banks. If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted 52.8%, 50.3% and 51.3% of our total deposits as of December 31, 2016, 2017 and 2018, respectively, and paid average interest of 1.64%, 1.55% and 1.81% in 2016, 2017 and 2018, respectively. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Savings deposits constituted 28.3%, 30.1% and 29.1% of our total deposits as of December 31, 2016, 2017 and 2018, respectively, and paid average interest of 0.59%, 0.51% and 0.56% in 2016, 2017 and 2018, respectively.

•

Other deposits. Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to two years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted 2.8%, 3.0% and 3.5% of our total deposits as of December 31, 2016, 2017 and 2018, respectively and paid average interest of 1.47%, 1.57% and 1.96% in 2016, 2017 and 2018, respectively.

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

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 0.5% per annum) and amounted to ~~W~~5,656 billion, ~~W~~5,639 billion and ~~W~~5,645 billion as of December 31, 2016, 2017 and 2018, respectively.

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

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. Our retail loans, before allowance for loan losses and deferred loan origination costs and fees and excluding credit card receivables, amounted to ~~W~~120,832 billion as of December 31, 2018.

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

Retail banking has been and will continue to remain one of our core businesses. Our strategy in retail banking is to provide prompt and comprehensive services to retail customers through increased automation and improved customer service, as well as a streamlined branch network focused on sales. The retail segment places an emphasis on targeting high net-worth individuals.

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

As of December 31, 2018, our mortgage and home equity loans and other retail loans accounted for 51.6% and 48.4% of our total retail loans, respectively.

For secured loans, our policy is to lend up to 40% to 100% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). For mortgage and home equity loans, our general policy is to lend up to 45% to 82% of the appraisal value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government. The loan-to-value ratio of secured loans, including mortgage and home equity loans, is updated on a monthly basis using the most recent appraisal value of the collateral, and maximum loan-to-value ratios are further adjusted based on factors such as the location of the secured property, nature and purpose of the loans and level of competition in the market. Since January 11, 2019, maximum loan-to-value ratios are determined and may be adjusted in increments of 1% (as opposed to increments of 5%, which was the case prior to January 11, 2019), allowing us to set more precise and tailored maximum loan-to-value ratios for our secured loans. As of December 31, 2018, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 49.9%. As of December 31, 2018, substantially all of its mortgage and home equity loans were secured by residential property.

Under the administrative instructions of the Financial Supervisory Commission and the Financial Supervisory Service effective August 1, 2014 (which have been extended and amended several times, but have been replaced by the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business reflecting the tightened measures as discussed below), our banking subsidiaries were subject to, when extending mortgage and home equity loans, to the maximum loan-to-value ratio of 70% (irrespective of the location of the property, subject to certain exceptions) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions).

On August 2, 2017, the Government unveiled a more robust set of real estate market measures aimed at deterring speculation and mitigating the rise of housing prices. Pursuant to the measures, beginning on August 3, 2017, Seoul, Sejong Special Self-Governing City and Gwacheon were named “overheated speculative districts,” with the loan limits of those buying homes there to be tightened to 40% of their property value from 60%. The maximum debt-to-income ratio was capped at 40% from 50%. Eleven districts in Seoul and Sejong Special Self-

Governing City were designated as “speculative districts” and became subject to higher taxes and tougher regulations. These measures came after President Moon Jae-in administration’s first countermeasures, unveiled on June 19, 2017, which were designed to prevent the resale of home purchasing rights of real estate assets in Seoul while lowering the maximum loan-to-value ratio for home buyers to 60% from 70% and maximum debt-to-income ratio to 50% from 60% in the regions designated as “adjustment targeted areas” (comprised of Seoul, Sejong Special Self-Governing City, seven cities in Gyeonggi Province and seven boroughs in Busan Metropolitan City). However, the new lending limits, which became effective on July 3, 2017, failed to halt the surge in housing prices, thus leading to the more stringent measures announced on August 2, 2017. Currently, loan-to-value ratios and new debt-to-income ratios in “overheated speculative districts,” “speculative districts,” “adjustment targeted areas” and other regions are regulated by the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business.

On January 31, 2018, the existing debt-to-income requirement was replaced by the new debt-to-income ratio requirement, which reflects (i) both principal and interest payments on the applicable mortgage and home equity loan and existing mortgage and home equity loans and (ii) interest payments on other loans. The previous debt-to-income requirement had only reflected (i) both principal and interest payments on the applicable mortgage and home equity loan and (ii) interest payments on existing mortgage and home equity loans.

As housing prices in the greater Seoul metropolitan area continued to rise despite the above measures, on September 13, 2018, the Government announced a more robust policy to curb housing prices. Effective from September 14, 2018, these measures include, among other things, tighter regulations on maximum loan-to-value ratios in “overheated speculative districts,” “speculative districts” and “adjustment targeted areas” (collectively, the “regulated areas”), under which the maximum loan-to-value ratio applicable to owners of single or multiple residential units attempting to purchase an additional residential unit located in any of the regulated areas using a mortgage loan will be nil with certain exceptions applicable only to owners of a single residential unit attempting to purchase an additional residential unit. The maximum loan-to-value ratio will be also nil, with certain exceptions, in the case of purchases of high value residential units (for which the declared value is more than ~~W~~900 million) located in any of the regulated areas not being made for the purpose of actual residence.

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

The following table sets forth a breakdown of our retail loans.

	As of December 31,
	2016		2017		2018
	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home-equity loans	~~W~~	56,235	~~W~~	59,078	~~W~~	62,394
Other retail loans		47,949		52,512		58,438
Percentage of retail loans to total gross loans		39.9%		40.2%		39.9%

Note:

(1)	Before allowance for loan losses and deferred loan origination costs and fees and excludes credit card receivables.

The total mortgage and home equity loans amounted to ~~W~~62,394 billion as of December 31, 2018, and as of such date, consisted of amortizing loans (whose principal is repaid by part of the installment payments) in the amount of ~~W~~45,573 billion and non-amortizing loans in the amount of ~~W~~16,821 billion. In addition, as of December 31, 2018, we also provided lines of credit in the aggregate outstanding amount of ~~W~~648 billion for non-amortizing loans.

Pricing

The interest rates payable on Shinhan Bank’s retail loans are either periodically adjusted floating rates (based on a base rate determined for three-month, six-month or twelve-month periods derived using an internal transfer price system, which reflects the market cost of funding, as adjusted to account for expenses related to lending and the profit margin of the relevant loan products) or fixed rates that reflect the market cost of funding, as adjusted to account for expenses related to lending and the profit margin. Fixed rate loans are offered only on a limited basis and at a premium to floating rate loans. For unsecured loans, which Shinhan Bank provides on a floating or fixed rate basis, interest rates thereon reflect a margin based on, among other things, the borrower’s credit score as determined during its loan approval process. For secured loans, the credit limit is based on the type of collateral, priority with respect to the collateral and the loan-to-value ratio. Shinhan Bank may adjust the pricing of these loans to reflect the borrower’s current and/or expected future contribution to Shinhan Bank’s profitability. The interest rate on Shinhan Bank’s loan products may become adjusted at the time the loan is extended. If a loan is repaid within three years following the date of the loan, the borrower is required to pay an early repayment fee, which is typically 0.8% to 1.4% of the outstanding principal amount of and accrued and unpaid interest on the loan, multiplied by a fraction the numerator of which is the number of the remaining days on the loan until maturity and the denominator of which is the number of days comprising the term of the loan or three years, whichever is greater. In January 2019, the Financial Services Commission announced plans to lower such early repayment fees for repayment of loans within three years following the date of the loan, which may further intensify competition for household loans.

As of December 31, 2018, Shinhan Bank’s three-month, six-month and twelve-month base rates were 1.92%, 1.95% and 1.98%, respectively. As of December 31, 2018, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of five years were 4.83%. Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 4.45% to 14.00%, depending on the credit scores of its customers.

As of December 31, 2018, 94.0% of Shinhan Bank’s total retail loans were floating rate loans and 6.0% were fixed rate loans. As of the same date, 96.5% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and 3.5% were fixed rate loans.

The interest rate charged to customers by our banking subsidiaries is based, in part, on the “cost of funds index,” or COFIX, which is published by the Korean Federation of Banks. COFIX is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of eight major Korean banks (comprised of Shinhan Bank, Kookmin Bank, Woori Bank, KEB Hana Bank, Nonghyup Bank, Industrial Bank of Korea, Citibank Korea Inc. and Standard Chartered Bank Korea Limited). Each bank then independently determines the interest rate applicable to its respective customers by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. These interest rates are typically adjusted on a monthly basis. In January 2019, the Financial Services Commission announced plans to reflect rates for short term deposits such as demand deposits when computing the “cost of funds index,” or COFIX, which is expected to result in lower interest rates for household loans compared to the previous COFIX rate.

Private Banking

Historically, we have focused on customers with high net-worth. Our retail banking services include providing private banking services to high net-worth customers who seek personal advice in complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth clients by offering them customized wealth management solutions and comprehensive financial services including asset portfolio and fund management, tax consulting, real estate management and family office services, among others. Since the end of 2011, in order to preemptively respond to evolving customer needs and promote asset growth by inducing greater synergy between commercial banking and investment advisory services offered by Shinhan Investment, Shinhan Bank launched private wealth management centers which combine certain branches of Shinhan Bank with those of Shinhan Investment located in the same area. Shinhan Bank’s strength in private banking has been widely recognized by a number of significant industry awards in recent years, including the “Best Wealth Manager in Korea” (awarded seven consecutive years) and “Best Private Bank in Korea” (awarded four consecutive years) awards by The Asset magazine and the “Best Wealth Management Bank in Korea” (awarded four consecutive years), “Investment Product of the Year” and “Best Wealth Management Service Quality” by The Asian Banker in 2018.

As of December 31, 2018, Shinhan Bank operated 27 private wealth management service centers nationwide, including 18 in Seoul, three in the suburbs of Seoul and six in cities located in other regions in Korea. As of December 31, 2018, Shinhan Bank had approximately 7,461 private banking customers, who typically are required to have ~~W~~500 million in deposits with Shinhan Bank to qualify for its private banking services.

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

	As of December 31,
	2016			2017			2018
	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	~~W~~	71,757	27.5%	~~W~~	78,556	28.3%	~~W~~	84,972	28.0%
Large corporate loans		34,131	13.1		35,664	12.9		35,428	11.7
Others(2)		31,482	12.0		31,038	11.1		39,390	13.0

Total corporate loans	~~W~~	137,370	52.6%	~~W~~	145,258	52.3%	~~W~~	159,790	52.7%

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

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises (the “SME Basic Act”) and the related Presidential Decree, as amended and effective from January 27, 2016, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ~~W~~500 billion, (ii) the enterprise must meet the standards prescribed by the Presidential Decree in relation to the average and total annual sales revenues applicable to the type of its main business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. However, if any entity which was a small- and medium-sized enterprise as defined in the SME Basic Act prior to the latest amendment no longer meets such definition following such amendment, such entity will be deemed a small- and medium-sized enterprise for purposes of the SME Basic Act. Non-profit enterprises that satisfy certain requirements prescribed in the SME Basic Act and its Presidential Decree may qualify as a small- and medium-sized enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree are deemed as small- and medium-sized enterprises, effective from April 15, 2014. As of December 31, 2018, we made loans to 284,911 small- and medium-sized enterprises for an aggregate amount of ~~W~~84,972 billion (before allowance for loan losses and deferred loan origination costs and fees).

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

•

operates a relationship management system to provide customer service that is tailored to small-and medium-sized enterprises. Shinhan Bank currently has relationship management teams in 185 banking branches, of which 49 are corporate banking branches and 136 are hybrid banking branches designed to serve both retail customers and, to a limited extent, corporate customers. These relationship management teams market products, and review and approve smaller loans with less credit risks; and

•

continues to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~35,428 billion (before allowance for loan losses and deferred loan origination costs and fees) as of December 31, 2018. Large corporate customers tend to have better credit profiles than small- and medium-sized enterprises, and accordingly, Shinhan Bank has expanded its focus on these customers as part of its risk management policy.

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

Electronic Corporate Banking

Shinhan Bank offers to corporate customers a web-based total cash management service known as “Shinhan Bizbank.” Shinhan Bizbank supports substantially all types of banking transactions ranging from basic transaction history inquiries and fund transfers to opening letters of credit, trade finance, payment management, collection management, sales settlement service, acquisition settlement service, business-to-business settlement service, sweeping, pooling, ERP interface service, host-to-host banking solutions, SWIFT SCORE service and global cash and liquidity management service. In addition, Shinhan Bank provides customers with integrated and advanced access to its financial services through its “Inside Bank” program, which combines Internet banking, capital management services and enterprise resource planning to better serve corporate customers. The Inside Bank program also seeks to provide customized financial services to meet the comprehensive needs of target corporate customers ranging from conglomerates to small enterprises in various industries, with the goal of enhancing convenience to our corporate customers in accessing our financial services as well as assisting them to strategically manage their funds. In line with Shinhan Bank’s efforts to facilitate non-face-to-face online transactions for corporate transactions, in 2018, Shinhan Bank upgraded its virtual account-based corporate fund management service, known as “Shinhan Damoa Service”, making it available on mobile channels. In addition, Shinhan Bank has made the fund transfers via phone number service (allowing customers to make fund transfers without the recipients’ account number), which was previously only available for personal banking customers, available for corporate banking customers as well.

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2018, working capital loans and facilities loans amounted to ~~W~~54,702 billion and ~~W~~51,411 billion, respectively, representing 48.2% and 45.3% of our total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans have a maximum maturity of 15 years, are typically repaid in semiannual installments per annum and may be entitled to a grace period not exceeding one-third of the loan term with respect to the first repayment; facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2018, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 59.6% and 12.6%, respectively, of our Won-denominated loans to small- and medium-sized enterprises. As of December 31, 2018, 50.7% of the corporate loans were secured by real estate.

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

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2018, 61.7% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates as determined by the applicable market rates.

More specifically, interest rates on Shinhan Bank’s corporate loans are generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus credit spread plus risk premium plus or minus discretionary adjustment.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2018, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for a three-month, six-month, one-year, two-year, three-year or five-year period, as applicable, as derived using Shinhan Bank’s market rate system) were 1.92% for three months, 1.95% for six months, 1.98% for one year, 2.01% for two years, 2.03% for three years and 2.07% for five years. As of the same date, Shinhan Bank’s reference rate was 4.75%. The reference rate refers to the base lending rate used by Shinhan Bank and is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

Transaction cost reflects the standardized transaction cost assigned to each loan product and other miscellaneous costs, including contributions to the Credit Guarantee Fund, and education taxes. The Credit Guarantee Fund is a statutorily created entity that provides credit guarantees to loans made by commercial banks and is funded by mandatory contributions from commercial banks in the amount of approximately 0.22% of all loans (excluding certain loans such as facility loans) made by them.

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

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount were ~~W~~174,866 billion, ~~W~~183,457 billion and ~~W~~233,655 billion in 2016, 2017 and 2018, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to enter into derivatives contracts to hedge their risk exposure and entering into back-to-back derivatives to hedge Shinhan Bank’s risk exposure that results from such client contracts.

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

As of December 31, 2016, 2017 and 2018, Shinhan Bank had total trust assets of ~~W~~45,058 billion, ~~W~~58,536 billion and ~~W~~76,161 billion respectively, comprised principally of securities investments of ~~W~~10,885 billion, ~~W~~16,870 billion and ~~W~~22,479 billion respectively; real property investments of ~~W~~8,914 billion, ~~W~~12,053 billion and ~~W~~14,154 billion, respectively; and loans with an aggregate principal amount of ~~W~~472 billion, ~~W~~469 billion and ~~W~~528 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2016, 2017 and 2018, debt securities accounted for 22.9%, 27.3% and 28.5%, respectively, and equity securities constituted 1.3%, 1.5% and 1.1%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2016, 2017 and 2018, 52.1%, 57.1% and 57.8%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ~~W~~29,476 billion, ~~W~~37,700 billion and ~~W~~44,290 billion as of December 31, 2016, 2017 and 2018, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2016, 2017 and 2018, Shinhan Bank’s variable rate trust accounts amounted to ~~W~~25,634 billion, ~~W~~33,720 billion and ~~W~~40,270 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to ~~W~~3,841 billion, ~~W~~3,979 billion and ~~W~~4,019 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts. Shinhan Bank also offers an insignificant amount of guaranteed fixed rate trust products (amounting to ~~W~~1.0 billion, ~~W~~1.0 billion and ~~W~~1.0 billion as of December 31, 2016, 2017 and 2018, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return. These products are carry-overs from past offerings, and Shinhan Bank no longer offers guaranteed fixed rate trust products.

Credit Card Services

Products and Services

We currently provide our credit card services principally through our credit card subsidiary, Shinhan Card, and to a limited extent, Jeju Bank.

Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•

credit card services, which involve providing cardholders with credit up to a preset limit to purchase products and services. Repayment for credit card purchases may be made either (i) on a lump-sum basis, namely, in full at the end of a monthly billing cycle or (ii) on a revolving basis subject to a minimum monthly payment. The minimum monthly payment for holders of credit cards issued before December 30, 2014 is the greater of (x) 5% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) ~~W~~30,000. The minimum monthly payment for holders of credit cards issued on or after December 30, 2014 is the greater of (x) 10% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) ~~W~~50,000. Currently, the outstanding credit card balance subject to the revolving basis payments generally accrues interest at the effective annual rates of approximately 5.4% to 23.9%.

•

cash advances, which enable the cardholders to withdraw cash subject to a preset limit from an ATM machine or a bank branch. Repayments for cash advances may be made either on a lump-sum basis or, in the case of credit cards issued before December 30, 2014, on a revolving basis. Currently, the lump-sum cash advances generally accrue interest at the effective annual rates of approximately 6.1% to 23.9% and the revolving cash advances generally accrue interest at a minimum rate of 5% to 20% of the outstanding balance (depending on the cardholder’s credit).

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

Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card levies a late charge in lieu of the interest rates applicable prior to default. The late charge rate currently ranges from 8.4% to 24.0% per annum. Since the first half of 2018, instead of levying a late charge in lieu of interest rates prior to default, Shinhan Card maintains the interest rates prior to default but adds a late charge rate of 3% in addition to the interest rates prior to default.

Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to the regulatory limit of 2.3% of the purchased amount depending on the merchant used, with the average charge for credit cards being 1.6% in 2018. For small- and medium-sized merchants, the applicable regulations impose reduced fee rates of 0.8% (in the case of merchants with annual sales of ~~W~~300 million or less) and 1.3% (in the case of merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million), respectively, of the purchased amount.

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

Customers and Merchants

In addition to internal growth through cross-selling, we seek to enhance our market position by selectively targeting new customers with high net-worth and solid credit quality through the use of a sophisticated and market-oriented risk management system. Shinhan Card screens its credit card applicants and sets individualized credit limits for such applicants according to internal guidelines based on a comprehensive credit scoring system. We also seek to provide a wide variety of differentiated products and services tailored to our customers’ individualized needs through precision analysis and customer segmentation based on the “big data” we have compiled on our approximately 22 million customers. We have also formed a team dedicated to the “fintech” business by actively pursuing technology developments and strategic alliances with key partners as well as additional teams focused on innovation and creating new sources of value for our clients through the development of big data and digital platforms and provision of big data-based consulting services.

The following table sets forth the number of customers of Shinhan Card and the number of merchants at which Shinhan Card can be used for purchases as of the dates indicated.

	As of December 31,
	2016	2017	2018
	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	12,216	12,424	12,701
Personal accounts	12,097	12,295	12,495
Corporate accounts	119	129	206
Active ratio(2)	97.3%	96.3%	96.1%
Number of merchants	2,626	2,724	2,810

Notes:

(1)	Represents the number of cardholders whose card use is not subject to suspension or termination as of the relevant date.
(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers to facilitate purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 2.91% of Shinhan Card’s total operating revenue in 2018. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card historically charged, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Initial financing fees charged in connection with installment finance products for new cars, however, were abolished effective March 2, 2013 pursuant to the Financial Consumer Report (Automobile Financings) issued by the Financial Supervisory Service on January 29, 2013. Shinhan Card has installment financing arrangements with over 10,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

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

Auto Lease

Shinhan Card provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 1.15%, 1.39% and 3.37% of Shinhan Card’s total operating revenue in 2016, 2017 and 2018, respectively.

Securities Brokerage Services

Overview

Through Shinhan Investment, we provide a wide range of financial investment services to our diversified customer base including corporations, institutional investors, governments and individuals. Financial investment services offered by Shinhan Investment range from securities brokerage services, investment advice and financial planning services, and investment banking services such as underwriting and mergers and acquisitions advisory services. Subject to market conditions, Shinhan Investment also engages in equity- and stock index-linked derivatives sales and brokerage, proprietary trading and brokerage services for futures involving interest rates, currency and commodities as well as foreign exchange margin trading.

As of December 31, 2018, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 5.89% (consisting of 2.36% in the retail segment, 0.71% in the institutional segment and 2.82% in the international segment) in terms of total brokerage volume, ranking eighth among securities firms in Korea. As of the same date, according to internal data, Shinhan Investment held the seventh largest annual market share in the options brokerage segment and the second largest annual market share in the KOSPI 200 futures segment of 6.82% and 9.60%, respectively, in terms of total brokerage volume with respect to these products.

Products and Services

Shinhan Investment provides principally the following services:

•

retail client services. These services include equity and bond brokerage, investment advisory and financial planning services to retail customers, with a focus on high net-worth individuals. The fees generated include brokerage commissions for the purchase and sale of securities, asset management fees, interest income from credit extensions (including in the form of stock subscription loans), margin transaction loans and loans secured by deposited securities.

•	institutional client services:

•	brokerage services. These services include brokerage of stocks, corporate bonds, futures and options provided to Shinhan Investment’s institutional and international customers and sale of institutional financial products. These services are currently supported by a team of approximately 69 research analysts that specialize in equity, bonds and derivatives research.

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

With respect to investment banking services, Shinhan Investment concentrates on equity capital markets, debt capital markets, project finance and mergers and acquisitions. To a limited extent, Shinhan Investment also engages in private equity investments through formation of private equity funds by soliciting investors on a private placement basis. To better serve its international customers, Shinhan Investment has established four overseas service centers in Hong Kong, New York, Vietnam and Indonesia. In July 2015, we acquired a 100% stake in Nam An Securities (subsequently launched as Shinhan Securities Vietnam Co., Ltd.), a Vietnamese securities services firm that provides investment banking and asset management services. In addition, in order to capitalize on the rapid growth opportunity and as part of its expansion efforts in Indonesia, Shinhan Investment acquired a 99% stake in PT Makinta Securities, an Indonesian investment banking firm in July 2016 and subsequently launched it as an overseas subsidiary offering investment banking and brokerage services under the name PT Shinhan Sekuritas Indonesia in December 2016. To further expand and stabilize our global businesses, we made further capital investments totaling US$62 million in December 2017 in our subsidiaries located in Hong Kong, New York, Vietnam and Indonesia. In 2018, we acquired PT Archipelago Asset Management, the first acquisition of an Indonesian asset management firm by a Korean financial group, which we believe will strengthen our business portfolio in Indonesia and enhance our competitiveness in the Asian financial markets.

Life Insurance Services

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides its services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. Shinhan Life Insurance had total assets of ~~W~~27,500 billion, ~~W~~29,719 billion and ~~W~~31,824 billion as of December 31, 2016, 2017 and 2018, respectively, and net profits of ~~W~~151 billion, ~~W~~121 billion and ~~W~~131 billion for the years ended December 31, 2016, 2017 and 2018, respectively.

Other Services

Through our other subsidiaries, we also provide asset management, leasing and equipment financing, savings banking, loan collection and credit reporting, collective investment administration and financial system development services. Through Shinhan Alternative Investment Management (in addition to Shinhan Investment), we are also engaged in alternative investments through formation of private equity funds by soliciting investors on a private placement basis.

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, a joint venture with BNP Paribas Asset Management Holding, of which we and BNP Paribas Asset Management Holding hold 65:35 interests, respectively. Shinhan BNP Paribas Asset Management ranked fifth among asset managers in Korea in terms of assets under management as of December 31, 2018, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a joint venture with BNP Paribas Asset Management Holding, we believe Shinhan BNP Paribas Asset Management derives significant benefits from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2018, Shinhan BNP Paribas Asset Management had assets under management amounting to ~~W~~45,992 billion. To a limited extent, Shinhan Investment also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”

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

Alternative Investments

To a limited extent, through Shinhan Alternative Investment Management, we are also engaged in private equity investments through formation of private equity funds. The private equity funds receive funding from investors on a private placement basis, which funds are then invested in alternative assets and equity securities in companies for a variety of reasons, including management control, business turnaround or corporate governance improvements.

Financial System Development Services

We provide financial system development services through Shinhan DS, which offers system integration, system management, IT outsourcing, business process outsourcing and IT consulting services.

Real Estate Investment Trust (REIT) Asset Management

Through our wholly owned subsidiary, Shinhan REITs Management Co., Ltd., we provide real estate investment and management services to real estate investment trusts.

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2018.

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

As of December 31, 2018, Shinhan Bank’s branch network in Korea comprised of 876 service centers, consisting of our headquarters, 679 retail banking service centers, 12 large corporate banking service centers, 49 corporate banking services centers and 136 hybrid banking branches designed to serve retail as well as small-business corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers. Recently, Shinhan Bank has been actively adopting digital technology to improve operational efficiency of its banking service channels. For example, Shinhan Bank introduced digital kiosks to banking branches, established ‘Paperless Banking’ by replacing paper applications with electronic documents, implemented a “robotic process automation system” for the automation of certain tasks and processes and increased the volume of client communications through non-face-to-face platforms.

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

Recently, one of the key initiatives at Shinhan Bank has been to target high net-worth individuals through private banking. Our private banking services are provided principally through private banking relationship managers who, within target customer groups, assist clients in developing individual investment strategies. We believe that such relationship managers help us foster enduring relationships with our clients. Private banking customers also have access to Shinhan Bank’s retail branch network and other general banking products Shinhan Bank offers through its retail banking operations.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. In December 2015, Shinhan Bank introduced digital kiosks, a new generation of automated self-service machines in the Seoul metropolitan area featuring biometric authentication technology and the ability to perform a wide range of services that were not available through traditional ATMs, such as opening new accounts, issuance of debit and check cards, foreign currency exchange and overseas remittance of foreign currency. These digital kiosks are currently being operated at 41 branches in the Seoul metropolitan area. As of December 31, 2018, Shinhan Bank had 5,810 ATMs, 13 cash dispensers and 46 digital kiosks. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2018, automated banking machine transactions accounted for a substantial portion of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Electronic Banking

Shinhan Bank’s Internet banking services are more comprehensive than those available at the counter, including such services as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Shinhan Bank also offers mobile banking services in order to enable customers to make speedy, convenient and secure banking transactions using mobile phones. As of December 31, 2018, Shinhan Bank had 18,376,152 subscribers to its Internet banking services and 13,994,499 users of its smart banking apps, representing an increase of 8.1% and 9.7%, respectively, compared to December 31, 2017. Shinhan Bank continues to experience a rise in the number of online and mobile banking users. Shinhan Bank began offering online and mobile banking initially with a view to saving costs rather than increasing revenues, but is currently exploring ways to leverage the possibility of increase revenues through online and mobile banking given that these services offer customers with easier and more convenient access to banking services without limitations of time and space as well as offer tailored and customized service to each customer. In September 2017, Shinhan Bank launched “Shinhan Tong,” a new mobile and web based platform that is more user friendly and easier to access than previous platforms and does not require additional applications or certifications. Shinhan Tong utilizes mobile identification and non-face-to-face identity authentication technology, which allows users to open new bank accounts, exchange currencies and use other services such as credit card application services without having to visit a physical bank branch. In February 2018, Shinhan Bank launched “SOL”, a new mobile banking application integrating Shinhan Bank’s six previously existing mobile applications such as the Shinhan S Bank and Sunny Bank applications. SOL is the cumulation of Shinhan Bank’s efforts to provide a customer oriented and user friendly mobile banking platform and features, among others, easy-to-use biometric and non-face-to-face identity authentication technology.

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2018.

Business Unit	Location	Year Established or Acquired
Subsidiaries

Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH(1)	Frankfurt, Germany	1994
Shinhan Bank America	New York, U.S.A.	1990
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Khmer Bank PLC	Phnom Penh, Cambodia	2007
Shinhan Bank Kazakhstan Limited	Almaty, Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(2)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(3)	Ho Chi Minh City, Vietnam	2011
Banco Shinhan de Mexico(4)	Mexico City, Mexico	2015
PT Bank Shinhan Indonesia(5)	Jakarta, Indonesia	2016

Branches

New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Kancheepuram	India	2010
Pune	India	2014
Manila	Philippines	2015
Dubai	United Arab Emirates	2015
Sydney	Australia	2016
Yangon	Myanmar	2016
Ahmedabad	India	2016
Ranga Reddy	India	2016

Representative Offices(6)

Mexico	Mexico City, Mexico	2008
Uzbekistan	Tashkent, Uzbekistan	2009
Poland(1)	Wroclaw, Poland	2014

Notes:

(1)	Shinhan Bank Europe GmbH established a representative office in Poland in 2014.
(2)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.
(3)	Prior to the establishment of this subsidiary in 2011, Shinhan Bank provided banking services in Vietnam through a branch since 1995.
(4)	Banco Shinhan de Mexico commenced operations in March 2018.
(5)	Shinhan Bank acquired a 98.01% stake in Bank Metro Express and a 100% stake in Centratama Nasional Bank, two banks in Indonesia, in November 2015 and December 2016, respectively. On March 3, 2016,

Bank Metro Express obtained a license to conduct business activities in the name of PT Shinhan Bank Indonesia. Centratama Nasional Bank was merged with PT Bank Shinhan Indonesia on December 6, 2016.
(6)	Shinhan Bank’s representative office in Myanmar was closed as of June 8, 2018.

Currently, our overseas subsidiaries and branches are primarily engaged in trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets, as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers. In the future, as part of our globalization efforts, we plan to expand our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets and in 2011 merged two of our Vietnam banking subsidiaries in order to enhance our presence and enable greater flexibility in its service offerings in these markets. We plan to maintain our focus on organic growth, while we may selectively pursue acquisitions in markets where it is difficult to obtain local banking licenses through greenfield entry. In furtherance of this objective, Shinhan Bank acquired a 98.01% stake in Bank Metro Express and a 100% stake in Centratama Nasional Bank, two banks in Indonesia, in November 2015 and December 2016, respectively. The Bank completed the merger of the two banks in December 2016. The Bank also opened additional branches in Australia, Myanmar and India in the second half of 2016. In April 2017, Shinhan Bank Vietnam Co., Ltd. acquired ANZ Bank (Vietnam) Limited’s retail division. In 2017, Shinhan Bank became the first Korean Bank to obtain a license to set up a local subsidiary in Mexico and started local business in Mexico in March 2018. We plan to continue our efforts to expand our overseas banking service network and global operations.

Credit Card Distribution Channels

Shinhan Card primarily uses four distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, (iii) business partnerships and affiliations with vendors and (iv) digital platforms such as Shinhan PayFAN.

The branch network for our credit card operations consisted of 876 branches as of December 31, 2018 of Shinhan Bank and 23 card sales branches of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2018, the number of new cardholders acquired through our banking distribution network accounted for approximately 24.9% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2018, and the number of new cardholders acquired through sales agents accounted for approximately 44.8% of the total number of Shinhan Card’s new cardholders in 2018. As of December 31, 2018, Shinhan Card had 2,455 sales agents, who were independent contractors. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is generally tied to the transaction volume of the customers introduced by them, and we believe this system helps to enhance profitability.

As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a number of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers. Shinhan Card plans to continue to leverage its alliances with such vendors to attract new cardholders.

As part of a group-wide initiative to streamline our operations and create a digital-friendly business platform, Shinhan Card has strategically expanded its digital platforms. Shinhan Card launched Shinhan FAN, a mobile application providing consolidated financial services including strategic alliances, online and offline payment services, financing services such as installment financings for automobile purchases and a group-wide integrated customer reward program, and subsequently upgraded the application to Shinhan PayFan in October

2018 in order to better provide customized financial services aimed at meeting the comprehensive needs of customers and ultimately lead the mobile payment industry in Korea. In addition to providing traditional payment services, Shinhan PayFan utilizes digital technology such as artificial intelligence and big data to provide real-time customized services tailored to individual users and integrated access across services provided by various merchants and affiliates. Shinhan PayFan is able to provide most of the services provided through traditional customer service means such as call centers and website applications.

In November 2014, as an initial step to exploring potential opportunities overseas, Shinhan Card established its first overseas subsidiary in Kazakhstan, LLP MFO Shinhan Finance, as Kazakhstan was deemed to have relatively low entry barriers to foreign financial institutions, high growth potential for retail operations and the possibility of leveraging Shinhan Bank’s network. LLP MFO Shinhan Finance obtained its business license in the first half of 2015 and commenced operations in July 2015, including installment financing and credit loans. In 2018, LLP MFO Shinhan Finance expanded its sales channels and introduced new credit loan products. In 2019, LLP MFO Shinhan Finance plans to further expand its sales coverage while enhancing its risk management capabilities.

In December 2015, Shinhan Card acquired a majority stake in PT Swadharma Indotama Finance, a multi finance company in Indonesia, and changed its legal name to PT Shinhan Indo Finance. PT Shinhan Indo Finance engages in corporate and retail operations, including installment financing and financial leases, and began offering credit card services in January 2017 after obtaining its credit card business license in December 2016. It is currently focusing on expanding its client base by utilizing the Shinhan Bank network as well as employees and clients of its affiliate company, the Salim Group. In 2018, PT Shinhan Indo Finance began to expand its retail business across Indonesia while maintaining a conservative approach for its credit card business given the high level of competition in the local market. In 2019, PT Shinhan Indo Finance plans to focus on further expanding its retail business and improving its financial performance.

In March 2016, to accelerate our global business expansion, we established Shinhan Microfinance, a local subsidiary in Myanmar. Shinhan Microfinance obtained its microfinance business license in July 2016 and launched operations in September 2016. In 2017, it expanded its business operations from Yangon to nearby Bago. In 2018, Shinhan Microfinance increased its assets and profit volume by diversifying the range of microfinance products it offers. In 2019, Shinhan Microfinance plans to actively expand its sales network and seek long term growth opportunities.

In January 2018, Shinhan Card acquired Prudential Vietnam Finance Company Limited to enter the consumer finance market in Vietnam. The acquisition was approved by the Vietnamese government in January 2019. As a result of the acquisition, Shinhan Card expects to gain a stronger presence in Vietnam and plans to strive for increased synergy with Shinhan Bank and Shinhan Investment, both of which already have operations in Vietnam.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2018, Shinhan Investment had 118 service centers nationwide, and four overseas subsidiaries based in Hong Kong, New York, Vietnam and Indonesia to service our corporate customers.

Approximately 48% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net-worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Investment and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. Shinhan Life Insurance, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2018, Shinhan Life Insurance had 155 branches and 8 customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

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

At the subsidiary level, we also continue to upgrade the information technology infrastructure and services for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary and thereby bolster their respective competitiveness, including with respect to electronic and mobile banking, online consultation, expanded sales services and customized informational services. In addition, we have recently strengthened our indirect service channels through a major upgrade of the corporate online banking services and expansion of mobile phone-based product offerings and sales and service networks, such as the launch of Shinhan Bank’s banking application SOL and upgrades to Shinhan Investment’s Shinhan iAlpha application system, in light of the growing base of customers who increasingly access financial services through their mobile phones. We also established in April 2015 a new credit evaluation system with enhanced precision in assessing the creditworthiness of our corporate customers, which has enabled us to manage our credit risk more effectively. On a group-wide level, we are enhancing the efficiency of the information technology operations of our subsidiaries through cloud computing and are planning to build a platform based on blockchain, open application programming interface and big data technology. Furthermore, we have expanded, and will continue to expand, our information technology systems to support the sales and operational capabilities of our overseas subsidiaries and branches through a global customer management system as well as provide country-specific financial services.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2018, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks, two Internet-only banks and branches and subsidiaries of 38 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Although Shinhan Bank’s net interest margin has improved slightly in 2018 compared to 2017 due to, at least partly, increases in base interest rate by the Bank of Korea from 1.25% to 1.50% in November 2017 and from 1.50% to 1.75% in November 2018 and may improve further if the base interest rate is increased again during 2019, the effect on its results of operations may be less beneficial due to increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Also, over the years, the Government has implemented regulations lowering certain merchant fees chargeable by credit card companies. In 2012, the Government adopted regulations mandating lower merchant fees chargeable to small- and medium-sized enterprises, and beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized enterprises went into effect. The Enforcement Decree of the Specialized Credit Finance Business Act was amended in July 2017 and January 2019 to further expand the range of small- and medium-sized enterprises subject to lower merchant fees, and additional amendments to regulations requiring further downward adjustments to merchant fees may come into force in the future. For further details on the Government’s regulations on merchant fees chargeable by credit card companies, See “Item 3.D. Risk Factors — Risks Relating to Our Credit Card Business — Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.” In addition, since the implementation of the Improper Solicitation and Graft Act in September 2016, revenue growth for corporate cards and service related industries such as dining, floral and entertainment have shown signs of decline, and additional regulations on loans reducing maximum interest rates chargeable from 27.9% to 24% came into effect in February 2018. These developments have put further downward pressure on the results of operations for credit card companies, including Shinhan Card. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea recently, including Hana Financial Group’s acquisition of Korea Exchange Bank in 2012 and the resulting merger of Hana Bank and Korea Exchange Bank in September 2015. Moreover, in 2014, pursuant to the implementation of the Government’s privatization plan with respect to Woori Finance Holdings (now merged into Woori Bank) and its former subsidiaries, Woori Financial,

Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the Government’s ownership interest in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group (now BNK Financial Group), respectively. In 2015, the Government decided to sell a 30% to 40% interest in Woori Bank to multiple investors in separate blocks ranging from 4% to 10% each. Since December 2016, Korea Deposit Insurance Corporation has consummated sales transactions with seven institutional investors including Kiwoom Securities, Korea Investment and Securities, Hanwha Life Insurance, Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments and IMM Private Equity for the sale of an aggregate 29.7% interest in Woori Bank in separate blocks. In the securities brokerage sector, Mirae Asset acquired KDB Daewoo Securities in 2016, creating the largest brokerage company in Korea by assets, and on June 1, 2016, KB Financial Group completed its acquisition of Hyundai Securities and merged it with its existing brokerage unit, KB Investment & Securities Co, creating the fifth largest brokerage company in Korea by assets. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding. In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, Ltd., the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. The acquisition was approved by the Financial Services Commission on January 16, 2019 and closed on February 1, 2019. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since July 2015, the Financial Services Commission has provided, through the Korea Financial Telecommunications and Clearings Institute, the integrated automatic payment transfer management service, which allows account holders to search for, terminate or modify automatic payments they have set up with financial institutions participating in such service (currently including banks, securities companies and other financial institutions such as The Post Office, Korean Federation of Community Credit Cooperatives, National Credit Union Federation of Korea, Mutual Savings Bank and National Forestry Cooperative Federation). In addition, the Financial Services Commission began providing the integrated account management service from December 2016, which allows account holders to search for detailed information of their bank accounts opened in banks participating in such service, close small-sum inactive accounts (i.e., accounts with no transaction activity during the previous one year period and with a balance of less than ~~W~~500,000) and transfer the balance in such accounts to other accounts. Moreover, in December 2017, the Financial Services Commission introduced the “my account at a glance” system, which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on one page. The “my account at a glance” system became available on mobile channels in February 2016 and expanded its scope of services to include savings banks and securities companies. Since their introduction, the integrated automatic payment transfer management service, integrated account management service and “my account at a glance” system have gained widespread acceptance. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market. Moreover, the Regulation on the Supervision of the Banking Business was amended on July 12, 2018 to provide that, beginning on January 1, 2020, in calculating loan to deposit ratio, retail loans and corporate loans will be weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. This may further intensify competition for corporate loans and deposits among commercial banks and, as a result, Shinhan Bank may face difficulties in increasing or retaining its corporate loans and deposits, which in turn may result in an increase in its cost of funding.

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

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices (including a requirement to maintain a certain ratio of core capital to total risk exposure, which was introduced in January 2018 in order to control excessive leverage), which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, whose minimum requirements were phased in sequentially from December 1, 2013 through full implementation by January 1, 2015, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission has implemented the Basel III requirements relating to liquidity coverage ratio and capital conservation buffer, each of which have been fully phased in as of January 1, 2019. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. However, there is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “— Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

If, despite our efforts to adapt to the changing macroeconomic environment and comply with new regulations, we are unable to compete effectively in the changing business and regulatory environment, our profit margin and market share may erode and our future growth opportunities may become limited, which could adversely affect our business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Relating to Our Overall Business — Competition in the Korean financial services industry is intense, and may further intensify” and “— Supervision and Regulation.”

Description of Assets and Liabilities

Loans

As of December 31, 2018, our total gross loan portfolio was ~~W~~303,070 billion, which represented an increase of 9.2% from ~~W~~277,489 billion at December 31, 2017. The increase in our portfolio primarily reflects a 10.0% increase in corporate loans and an 8.3% increase in retail loans.

Loan Types

The following table presents our loans by type as of the dates indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2014		2015		2016		2017		2018(6)
	(In billions of Won)
Corporate
Corporate loans(1)	~~W~~	112,145	~~W~~	125,155	~~W~~	128,672	~~W~~	138,277	~~W~~	151,647
Public and other(2)		2,135		2,191		2,154		2,298		2,831
Loans to banks(3)		4,684		4,653		4,730		2,970		3,586
Lease financing		1,844		1,875		1,814		1,713		1,726

Total — Corporate		120,808		133,874		137,370		145,258		159,790

Retail
Mortgages and home equity		50,652		54,983		56,235		59,078		62,394
Other retail(4)		34,278		41,035		47,949		52,512		58,438

Total — Retail		84,930		96,018		104,184		111,590		120,832

Credit cards		18,141		18,537		19,450		20,641		22,448

Total loans(5)	~~W~~	223,879	~~W~~	248,429	~~W~~	261,004	~~W~~	277,489	~~W~~	303,070

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.
(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.
(3)	Consists of interbank loans and call loans.
(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.
(5)	As of December 31, 2014, 2015, 2016, 2017 and 2018, 89.1%, 89.4%, 88.9%, 88.2% and 88.9% of our total gross loans, respectively, were Won-denominated.
(6)

Loan amounts as of December 31, 2018 include loans at amortized cost and loans at fair value classified in accordance with IFRS 9. Corporate loans include loans at fair value in the amount of ~~W~~1,209 billion.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Individual Borrower

As of December 31, 2018, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~56,906.2 billion. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2018.

	As of December 31, 2018
	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Ministry of Economy and Finance	~~W~~	0.0	~~W~~	—	~~W~~	17,848.0	~~W~~	—	~~W~~	—	~~W~~	17,848.0	~~W~~	—
Korea Housing Finance Corporation		0.0		—		6,870.3		—		—		6,870.3		—
The Bank of Korea.		40.0		—		5,608.9		0.1		—		5,649.0		—
Korea Development Bank		10.9		11.2		5,176.5		—		—		5,198.7		—
Industrial Bank of Korea.		651.8		—		3,127.4		—		—		3,779.1		—
Export-Import Bank of Korea		—		11.2		2,431.3		—		—		2,442.5		—
Samsung Electronics Co., Ltd.		0.0		1,432.5		—		—		0.0		1,432.5		—
Korea Deposit Insurance Corporation.		—		—		1,355.9		—		—		1,355.9		—
KB Investment & Securities Co., Ltd.		1,100.0		—		229.1		—		—		1,329.1		—
Woori Bank.		381.1		84.1		839.8		—		—		1,305.0		—
Kookmin Bank		723.4		—		532.6		31.2		—		1,287.3		—
Korea Securities Finance Corporation.		716.3		—		503.8		—		—		1,220.1		—
Nonghyup Bank.		627.1		10.6		536.8		15.5		—		1,190.0		—
Korea Land & Housing Corporation		0.0		—		1,106.9		—		—		1,107.0		—
Mirae Asset Daewoo Co., Ltd.		870.7		—		191.7		—		—		1,062.5		—
KEB Hana Bank		139.6		225.2		501.1		2.1		—		868.1		—
Korea Electric Power Corporation.		2.4		—		760.2		88.3		—		851.0		—
Small & Medium Business Corporations.		0.0		—		722.9		—		—		722.9		—
Korea Investment & Securities Co., Ltd.		631.3		—		67.9		—		—		699.2		—
KB Kookmin Card Co., Ltd.		27.4		—		662.8		—		—		688.2		—

Total	~~W~~	5,922.1	~~W~~	1,774.9	~~W~~	49,071.9	~~W~~	137.3	~~W~~	0.0	~~W~~	56,906.2	~~W~~	—

Exposure to Main Debtor Groups

As of December 31, 2018, our total exposure to the main debtor groups as identified by the Governor of the Financial Supervisory Service amounted to ~~W~~27,330.9 billion. The main debtor groups are largely comprised of chaebols. The following table shows, as of December 31, 2018, our total exposures to the ten main debtor groups to which we have the largest exposure.

	As of December 31, 2018
Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Amounts of Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Samsung	~~W~~	545.2	~~W~~	2,001.3	~~W~~	1,023.7	~~W~~	967.9	~~W~~	0.1	~~W~~	4,538.1	~~W~~	—
Hyundai Motors		845.8		1,808.6		1,029.3		331.9		0.7		4,016.3		—
SK		836.6		378.2		786.5		803.9		0.0		2,805.1		—
Lotte		327.8		718.0		925.6		339.4		1.6		2,312.4		—
LG		460.5		255.7		603.5		536.9		0.0		1,856.6		—
Hanwha		341.1		264.6		571.8		328.3		0.2		1,505.9		—
Hyundai Heavy Industries		158.2		170.7		75.6		1,073.9		—		1,478.4		—
LS		78.2		388.0		250.0		627.2		—		1,343.4		—
Hyosung		186.4		452.9		59.7		139.2		0.0		838.1		—
GS		55.7		198.0		216.8		193.3		0.0		663.8		—

Total	~~W~~	3,835.4	~~W~~	6,635.9	~~W~~	5,542.4	~~W~~	5,341.9	~~W~~	2.6	~~W~~	21,358.2	~~W~~	—

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2018.

	As of December 31, 2018
Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing	~~W~~	46,392	29.0%
Real estate, leasing and service		29,077	18.2
Retail and wholesale		20,704	13.0
Finance and insurance		18,338	11.5
Transportation, storage and communication		4,951	3.1
Hotel and leisure		7,184	4.5
Construction		3,618	2.3
Other service(1)		16,411	10.3
Other(2)		13,115	8.1

Total	~~W~~	159,790	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Maturity Analysis

The following table sets out the scheduled maturities (presented in terms of time remaining until maturity) of our loan portfolio as of December 31, 2018. The amounts below are before allowance for loan losses and deferred loan origination costs and fees. In the case of installment payment loans, maturities have been adjusted to take into account the timing of installment payments.

	As of December 31, 2018
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Years(1)		Total
	(In billions of Won)
Corporate:
Corporate loans	~~W~~	103,337	~~W~~	42,194	~~W~~	6,116	~~W~~	151,647
Public and other		1,478		978		375		2,831
Loans to banks		2,920		551		115		3,586
Lease financing		603		1,116		7		1,726

Total corporate	~~W~~	108,338	~~W~~	44,839	~~W~~	6,613	~~W~~	159,790

Retail:
Mortgage and home equity	~~W~~	10,419	~~W~~	16,644	~~W~~	35,331	~~W~~	62,394
Other retail		35,989		13,196		9,253		58,438

Total retail	~~W~~	46,408	~~W~~	29,840	~~W~~	44,584	~~W~~	120,832

Credit cards	~~W~~	19,756	~~W~~	2,479	~~W~~	213	~~W~~	22,448

Total loans	~~W~~	174,502	~~W~~	77,158	~~W~~	51,410	~~W~~	303,070

Note:

(1)	Includes overdue loans.

We may roll over our corporate loans (primarily consisting of working capital loans and facility loans) and retail loans (to the extent not payable in installments) after we conduct our standard loan reviews in accordance with our loan review procedures. Working capital loans may generally be extended on an annual basis for an aggregate term of up to five years. Facilities loans, which are generally secured, may generally be extended on an annual basis for a maximum of 15 years from the initial loan date. Retail loans may be extended for additional terms of up to 12 months for an aggregate term of ten years from the initial loan date for both unsecured loans and secured loans.

Interest Rate Sensitivity

The following table presents a breakdown of our loans in terms of interest rate sensitivity as of December 31, 2018.

	As of December 31, 2018
	Due Within 1 Year(1)		Due After 1 Year		Total
	(In billions of Won)
Fixed rate loans(1)	~~W~~	74,001	~~W~~	27,735	~~W~~	101,736
Variable rate loans(2)		100,501		100,833		201,334

Total loans	~~W~~	174,502	~~W~~	128,568	~~W~~	303,070

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.
(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

Interest foregone is interest due on nonaccrual loans that has not been accrued in our books of account. In 2014, 2015, 2016, 2017 and 2018, we would have recorded gross interest income of ~~W~~113 billion, ~~W~~79 billion, ~~W~~91 billion, ~~W~~96 billion and ~~W~~66 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2014, 2015, 2016, 2017 and 2018 were ~~W~~53 billion, ~~W~~39 billion, ~~W~~38 billion, ~~W~~42 billion and ~~W~~36 billion, respectively.

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

	As of December 31,
	2014		2015		2016		2017		2018
	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Corporate	~~W~~	1,358	~~W~~	1,235	~~W~~	1,102	~~W~~	1,035	~~W~~	897
Retail		233		228		243		311		358
Credit cards		152		93		86		67		92

Sub-total		1,743		1,556		1,431		1,413		1,347

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		183		176		234		199		199
Retail		374		316		313		440		706
Credit cards		466		399		369		509		558

Sub-total		1,023		891		916		1,148		1,463

Total	~~W~~	2,766	~~W~~	2,447	~~W~~	2,347	~~W~~	2,561	~~W~~	2,810

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

	As of December 31,
	2014		2015		2016		2017		2018
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	~~W~~	173	~~W~~	244	~~W~~	133	~~W~~	10	~~W~~	12
Loans classified as “troubled debt restructurings” (including nonaccrual and past due loans)	~~W~~	635	~~W~~	714	~~W~~	526	~~W~~	502	~~W~~	440

The following table presents, for the periods indicated and with respect to the restructured loans, the amounts that would have been recorded as our interest income under the original contract terms of the restructured loans, and the amounts that were actually recorded as our interest income for such loans under the restructured contractual terms of such loans.

	For the year ended December 31,
	2014		2015		2016		2017		2018
	(In billions of Won)
Interest income under the original contractual terms of the restructured loans(1)	~~W~~	21	~~W~~	22	~~W~~	17	~~W~~	15	~~W~~	19
Interest income under the restructured contractual terms of the restructured loans(1)	~~W~~	12	~~W~~	6	~~W~~	8	~~W~~	11	~~W~~	7

Note:

(1)	Includes nonaccrual and past due loans.

The following table presents a breakdown of the outstanding balance and specific allowance for loan losses as of December 31, 2014, 2015, 2016, 2017 and 2018 of corporate loans classified as “troubled debt restructurings” (including nonaccrual and past due loans) by the type of restructuring to which such loans are subject.

	As of December 31,
	2014				2015				2016				2017				2018
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Workout	~~W~~	476	~~W~~	471	~~W~~	506	~~W~~	215	~~W~~	410	~~W~~	214	~~W~~	387	~~W~~	275	~~W~~	331	~~W~~	237
Recovery Proceedings		159		144		208		63		113		32		109		36		98		34
Others(1)		—		—		—		—		3		2		6		5		11		5

Total	~~W~~	635	~~W~~	615	~~W~~	714	~~W~~	278	~~W~~	526	~~W~~	248	~~W~~	502	~~W~~	316	~~W~~	440	~~W~~	276

Note:

(1)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).

The following table presents the outstanding balance and specific allowance for loan losses as of December 31, 2014, 2015, 2016, 2017 and 2018 of retail loans (including nonaccrual and past due loans) subject to credit rehabilitation programs for retail borrowers. All such loans became modified under credit rehabilitation programs and became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral. For more information on the credit rehabilitation program, see “— Credit Exposures to Companies in Workout and Recovery Proceedings — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

	As of December 31,
	2014				2015				2016				2017				2018
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Retail loans subject to credit rehabilitation programs(1):	~~W~~	45	~~W~~	27	~~W~~	61	~~W~~	40	~~W~~	84	~~W~~	49	~~W~~	118	~~W~~	70	~~W~~	84	~~W~~	46

Note:

(1)	Includes nonaccrual and past due loans.

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

	As of and for the year ended December 31,
	2014		2015		2016		2017		2018
	(In billions of Won)
Impaired and nonaccrual restructured loans	~~W~~	462	~~W~~	470	~~W~~	393	~~W~~	492	~~W~~	428
Total charge-off of restructured loans	~~W~~	55	~~W~~	259	~~W~~	118	~~W~~	89	~~W~~	59
Charge-off as part of debt-to-equity conversion	~~W~~	32	~~W~~	51	~~W~~	22	~~W~~	68	~~W~~	67

Credit Exposures to Companies in Workout and Recovery Proceedings

Our credit exposures to restructuring are monitored and managed by our Corporate Credit Support Department. As of December 31, 2018, 0.15% of our total loans, or ~~W~~440 billion (of which ~~W~~428 billion was classified as nonaccrual and ~~W~~12 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures generally takes the form of workout and recovery proceedings.

Workout

The original Corporate Restructuring Promotion Act (Act No. 6504) was enacted on August 14, 2001 in order to facilitate the out-of-court restructuring of insolvent companies. This law expired on December 31, 2005, and new Corporate Restructuring Promotion Acts were enacted on August 3, 2007 (expired on December 31, 2010), May 19, 2011 (expired on December 31, 2013), January 1, 2014 (expired on December 31, 2015), March 18, 2016 (expired on June 30, 2018) and October 16, 2018 (to be expired on October 15, 2023, the new CRPA enacted and implemented on October 16, 2018 is hereinafter referred to as the “CRPA”).

If the ‘main Creditor Financial Institution’ of a Failing Company provided notice of convening a Creditor Committee (defined below) on or before October 15, 2023, any proceedings commenced by such Creditor Committee will remain subject to the CRPA even after October 15, 2023 unless and until such proceedings are completed or discontinued.

The following is a summary of the key provisions of the CRPA. The CRPA applies to a financial creditor (the “Financial Creditor”) who has financial claims against a debtor company by ‘providing credit’ to such debtor company or other third parties. “Provision of Credit” is defined in the CRPA as any transaction determined by the Financial Supervisory Commission to fall under any of the following:

•	loans;

•	purchase of promissory notes and debentures or bonds;

•	equipment leasing;

•	payment guarantees;

•	providing advance payments on acceptances and guarantees under a payment guarantee;

•	any direct or indirect financial transaction which may cause a loss to a counterparty as a consequence of a payment failure by a debtor company; or

•	any transaction other than the transactions set out above which may have in substance the same effect as the transactions set out above.

The “debtor company” is defined under the CRPA as a company established under the Korean Commercial Code or other person performing profit-making activities. The Failing Company means a debtor company deemed, through a credit evaluation carried out in the manner set out in the CRPA, by its ‘main Creditor Financial Institution’ as having difficulty to repay debts to its financial creditor without external financial support or an additional loan (excluding loans obtained in the course of conducting normal financial transactions).

Once the debtor company is notified by the main Creditor Financial Institution to fall under the definition of Failing Company, such company may submit its business restructuring plan and the list of its Financial Creditors, and apply to such main Creditor Financial Institution for commencement of the management procedure to be assumed by a committee of Financial Creditors (the “Creditor Committee”) or such main Creditor Financial Institution.

Under the CRPA, the main Creditor Financial Institution of a Failing Company is required to take or arrange one of the following actions if it determines that there is a possibility that the financial condition of the Failing Company may be rehabilitated or brought back to normal in accordance with its business restructuring plan:

•	convocation of the first meeting of the Creditor Committee to decide whether to commence the management of the Failing Company by the Creditor Committee; or

•	assumption of management of the Failing Company by the main Creditor Financial Institution.

Under the CRPA, in order to call for the first meeting of the Creditor Committee, the main Creditor Financial Institution is required to notify the Financial Creditors, the Failing Company and the Financial Supervisory Service. However, the main Creditor Financial Institution may omit the notification to some extent of the Financial Creditors who are set out in the CRPA such as a Financial Creditor who does not perform the financial business or a Financial Creditor who has only small claims against the Failing Company. The Financial Creditors who do not receive the notification from the main Creditor Financial Institution will be excluded from the Creditor Committee; provided that if they nevertheless want to attend the meeting, the main Creditor Financial Institution may not exclude such Financial Creditors. When the main Creditor Financial Institution calls for the first meeting of the Creditor Committee, it may require the Financial Creditors to grant a moratorium on the enforcement of claims (including the enforcement of security interests) until the end of the first meeting of the Creditor Committee. In addition, at the first meeting of the Creditor Committee, the Financial Creditors may resolve to declare a moratorium for up to one month (or three months if an investigation of the Failing Company’s financial status is necessary) from the commencement date of the management procedure (which may be extended by one additional month by resolutions of the Creditor Committee).

The Financial Creditors who attend the first meeting of the Creditor Committee may resolve, among other things: (i) commencement of the management procedure, (ii) composition of the Financial Creditors who will participate in such management procedure and (iii) declaration of moratorium mentioned above.

Once the management procedure commences, the main Creditor Financial Institution is required to prepare the corporate restructuring plan of the Failing Company considering the investigation results of the Failing Company’s financial status and submit such plan to the Creditor Committee for approval thereof. The corporate restructuring plan may include, among other things, the matters regarding rescheduling of debt owed by the Failing Company, provision of new credit and the business restructuring plan of the Failing Company. If the corporate restructuring plan is not approved by the date the moratorium period ends, the Creditor Committee’s management of the Failing Company shall be deemed to have terminated.

The resolution at the Creditor Committee is generally passed by an approval of the Financial Creditors representing at least 75 per cent. of the outstanding credit to the Failing Company of the Financial Creditors who constitute the Creditor Committee; provided that if a single Financial Creditor holds at least 75 per cent. of the outstanding credit, the resolution shall be passed by an approval of not less than 40 per cent. of the total number of the Financial Creditors who constitute the Creditor Committee, including such single Financial Creditor. An additional approval of the Financial Creditors holding interests in 75 per cent. or more of the total amount of the secured claims owned by the Financial Creditors constituting the Creditor Committee against the Failing Company is required with respect to the debt rescheduling of the Failing Company.

A Financial Creditor which has opposed the resolutions of the Creditor Committee in respect of the commencement of management of the Failing Company by the Creditor Committee, establishment of or amendment to the corporate restructuring plan, extension of management procedure, the rescheduling of claims or provision of new credit (the “Opposing Financial Creditor”) may, within seven days of such resolutions, request the main Creditor Financial Institutions to purchase its outstanding claims against the Failing Company, stating the type and number of claims. The Financial Creditors that have approved such resolutions (the “Approving Financial Creditors”) shall jointly purchase such claims within six months of such request.

The purchase price and terms of such purchase shall be determined by mutual agreement of the Approving Financial Creditors and the Opposing Financial Creditor. Pending the agreement of such matters, the payments shall be made at a provisional price, and adjusting payments made once an agreement has been reached. If no such agreement is reached, then such matters shall be determined by the coordination committee established under the CRPA.

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

As of December 31, 2018, the total loan amount subject to recovery proceedings was ~~W~~98 billion. No loan amount was subject to court receivership or composition proceedings.

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

In 2018, the aggregate amount of our retail credit (including credit card receivables) which became subject to the pre-workout program was ~~W~~84 billion. We believe that our participation in such pre-workout program has not had a material impact on the overall asset quality of our retail loans and credit card portfolio or on our results of operations and financial condition to date.

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

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2014, 2015, 2016, 2017 and 2018 by our loan modification programs, as further categorized according to the loan category and performing versus non-performing status at each fiscal year end.

As of December 31, 2014
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	4	~~W~~	3	~~W~~	7
Reduction of interest rate		52		260		312
Forgiveness of principal		10		—		10
Equity conversion		—		—		—
Additional lending(1)		1		198		199
Others(2)		61		46		107

Total	~~W~~	128	~~W~~	507	~~W~~	635

As of December 31, 2015
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	87	~~W~~	87
Reduction of interest rate		119		368		487
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		4		19		23
Others(2)		87		30		117

Total	~~W~~	210	~~W~~	504	~~W~~	714

As of December 31, 2016
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	92	~~W~~	92
Reduction of interest rate		3		234		237
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		37		37
Others(2)		116		44		160

Total	~~W~~	119	~~W~~	407	~~W~~	526

As of December 31, 2017
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	3	~~W~~	82	~~W~~	85
Reduction of interest rate		9		299		308
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		—		—
Others(2)		70		39		109

Total	~~W~~	82	~~W~~	420	~~W~~	502

As of December 31, 2018
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	3	~~W~~	79	~~W~~	82
Reduction of interest rate		8		250		258
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		—		—
Others(2)		43		57		100

Total	~~W~~	54	~~W~~	386	~~W~~	440

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.
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

Debt-to-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to loans in the latter category, we convert a portion of such loans into equity securities following negotiation with the borrowers and charge off the remainder of such loans as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2018, our loans restructured into equity securities amounted to ~~W~~38 billion, which was subsequently charged off.

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

We classify potential problem loans as loans that are designated as “early warning loans” and reported to the Financial Supervisory Service. The “early warning loans” designation applies to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem loans on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Supervisory Service. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Supervisory Service, we consider this to be an indication of serious doubt as to such borrower’s ability to comply with repayment terms in the near future. As of December 31, 2018, we had ~~W~~965 billion of potential problem loans.

Provisioning Policy

Loans

We conduct periodic and systematic detailed reviews of our loan portfolios to identify credit risks and to establish the overall allowance for loan losses. Our management believes the allowance for loan losses reflects the best estimate of the expected credit losses as of the date of each statement of financial position.

At each reporting date, we assess whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, we use the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. Upon assessment, each asset is classified as in one of the following three stages, which is used as the basis of calculating the loss allowances at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
Stage 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: The ECL associated with the probability of default events occurring within the next 12 months
Stage 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: A lifetime ECL associated with the probability of default events occurring over the remaining lifetime
Stage 3	When assets are impaired

To make that assessment, we compare the risk of default of the financial instrument as at the reporting date with such risk of default as at the date of initial recognition, taking into account reasonable supporting information that is available without undue cost or effort and is indicative of significant increases in credit risk since initial recognition. Supporting information also includes historical default data held by us and analysis conducted by internal credit risk rating specialists.

We assign an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

We accumulate information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower as well as results of internal credit risk assessment. For some portfolios, we use information obtained from external credit rating agencies when performing these analyses.

We apply statistical techniques to estimate (i) the probability of default for the remaining life of the exposure from the accumulated data and (ii) the changes in the estimated probability of default over time.

We use the indicators defined as per portfolio to determine the significant increase in credit risk. Such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency and others.

We consider a financial asset to be in default if it meets one or more of the following conditions:

•	if a borrower is overdue 90 days or more from the contractual payment date, or

•	if we determine that it is not possible to recover principal and interest without enforcing the collateral on a financial asset.

We use the following indicators when determining whether a borrower is in default:

•	qualitative factors (e.g., breach of contract terms),

•

quantitative factors (e.g., if the same borrower does not perform more than one payment obligations to us, the number of days past due per payment obligation. However, in the case of a specific portfolio, we use the number of days past due for each financial instrument), and

•	internal and external data.

The definition of default applied by us generally conforms to the definition of default defined for regulatory capital management purposes. However, depending on the situation, the information used to determine whether default has incurred and the extent thereof may vary.

We measure expected credit losses on a forward-looking basis, and expected credit losses reflects information presented by internal experts based on a variety of sources. For purposes of estimating such forward-looking information, we utilize economic outlook and projections published by domestic and overseas research institutes or government and public agencies.

We reflect future macroeconomic conditions anticipated from a bias-free, neutral standpoint in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that we use in our business plan and management strategy.

Key variables used in measuring expected credit losses are as follows:

•	Probability of default (PD)

•	Loss given default (LGD)

•	Exposure at default (EAD)

These variables have been estimated from historical experience data by using statistical techniques developed internally by Shinhan Bank and have been adjusted to reflect forward-looking information. When measuring expected credit losses on financial assets, Shinhan Bank reflects a period of expected credit loss measurement based on a contractual maturity. The Bank takes into consideration the extension rights held by a borrower when deciding the contractual maturity.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

•	Type of products,

•	Internal credit risk rating,

•	Type of collateral,

•	Loan-to-value ratio,

•	Industry that the borrower belongs to,

•	Location of the borrower or collateral, and

•	Days of delinquency.

The criteria for classification of groups are periodically reviewed to maintain homogeneity of the group and are adjusted if necessary. We use external benchmark information to supplement internal information for a particular portfolio that does not have sufficient internal data accumulated from the past experience. See “Item 5.A. Operating Results — Critical Accounting Policies — Impairment of Financial Assets — Allowance for Loan Losses.”

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current			Past Due Up to 3 Months			Past Due 3-6 Months			Past Due More Than 6 Months			Total
As of December 31,	Amount		%	Amount		%	Amount		%	Amount		%	Amount
	(In billions of Won, except percentages)
2014	~~W~~	221,273	98.84	~~W~~	1,320	0.59	~~W~~	706	0.32	~~W~~	580	0.26	~~W~~	223,879
2015		245,997	99.02		1,098	0.44		781	0.31		553	0.22		248,429
2016		258,650	99.10		1,180	0.45		643	0.25		531	0.20		261,004
2017		274,935	99.08		1,479	0.53		616	0.22		459	0.17		277,489
2018		300,324	99.09		1,656	0.55		684	0.23		406	0.13		303,070

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2014		2015		2016		2017		2018
	(In billions of Won, except percentages)
Total non-performing loans	~~W~~	1,286	~~W~~	1,333	~~W~~	1,174	~~W~~	1,075	~~W~~	1,090
As a percentage of total loans		0.57%		0.54%		0.45%		0.39%		0.36%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2014					2015					2016					2017					2018
	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	~~W~~	112,145	~~W~~	551	0.49%	~~W~~	125,155	~~W~~	664	0.53%	~~W~~	128,672	~~W~~	480	0.37%	~~W~~	138,277	~~W~~	325	0.24%	~~W~~	151,647	~~W~~	278	0.18%
Public and other(2)		2,135		—	—		2,191		1	0.05		2,154		—	—		2,298		1	0.04		2,831		—	0.00
Loans to banks		4,684		—	—		4,653		—	—		4,730		—	—		2,970		—	—		3,586		—	0.00
Lease financing		1,844		15	0.81		1,875		16	0.85		1,814		20	1.10		1,713		15	0.88		1,726		16	0.93

Total corporate		120,808		566	0.47		133,874		680	0.51		137,370		500	0.36		145,258		341	0.23		159,790		294	0.18

Retail
Mortgage and home equity		50,652		56	0.11		54,983		45	0.08		56,235		33	0.06		59,078		45	0.08		62,394		45	0.07
Other retail		34,278		173	0.50		41,035		193	0.47		47,949		222	0.46		52,512		296	0.56		58,438		332	0.57

Total retail		84,930		229	0.27		96,018		238	0.25		104,184		255	0.24		111,590		341	0.31		120,832		377	0.31

Credit cards		18,141		491	2.71		18,537		415	2.24		19,450		419	2.15		20,641		393	1.90		22,448		419	1.87

Total	~~W~~	223,879	~~W~~	1,286	0.57%	~~W~~	248,429	~~W~~	1,333	0.54%	~~W~~	261,004	~~W~~	1,174	0.45%	~~W~~	277,489	~~W~~	1,075	0.39%	~~W~~	303,070	~~W~~	1,090	0.36%

Notes:

(1)	The number of days past due of restructured credit card loans is calculated from the first date of non-payment regardless of subsequent modification of terms.
(2)	Includes debtors such as local and regional authorities, state-owned enterprises and non-profit organizations.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2018.

	As of December 31, 2018
Industry	Aggregate Non-Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance
	(In billions of Won)		(Percentages)
Construction	~~W~~	7	2.4%
Manufacturing		111	37.8
Real estate, leasing and service		37	12.6
Retail and wholesale		42	14.3
Finance and insurance		1	0.3
Hotel and leisure		20	6.8
Transportation, storage and communication		16	5.4
Other service(1)		41	13.9
Other(2)		19	6.5

Total	~~W~~	294	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2018, our 20 largest non-performing loans accounted 11.2% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2018
		Industry	Gross Principal Outstanding		Allowance for Loan Losses
		(In billions of Won)
1	Borrower A	Manufacturing	~~W~~	21	~~W~~	7
2	Borrower B	Other service		16		4
3	Borrower C	Retail and wholesale		12		12
4	Borrower D	Manufacturing		11		4
5	Borrower E	Manufacturing		9		9
6	Borrower F	Real estate, leasing and service		8		—
7	Borrower G	Transportation, storage, and communication		5		1
8	Borrower H	Real estate, leasing and service		5		2
9	Borrower I	Real estate, leasing and service		4		1
10	Borrower J	Other service		4		2
11	Borrower K	Real estate, leasing and service		3		—
12	Borrower L	Manufacturing		3		3
13	Borrower M	Transportation, storage, and communication		3		—
14	Borrower N	Other service		3		—
15	Borrower O	Other service		3		3
16	Borrower P	Real estate, leasing and service		3		—
17	Borrower Q	Real estate, leasing and service		3		1
18	Borrower R	Other service		2		2
19	Borrower S	Other service		2		2
20	Borrower T	Transportation, storage, and communication		2		2

			~~W~~	122	~~W~~	55

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

In 2018, we sold non-performing loans in the amount of ~~W~~31 billion to third parties, including ~~W~~19 billion transferred to Hana F&I Inc., an investment management company. Loans transferred to third parties meet the criteria of true sale and are derecognized accordingly.

The following table presents a roll-forward of our non-performing loans in 2018.

	(In billions of Won)
Non-performing loans as of December 31, 2017	~~W~~	1,153

Additional non-performing loans due to delinquency		298
Loans sold		(31)
Loans charged off		(223)
Loans modified and returned to performing		(39)
Other adjustments(1)		(68)

Non-performing loans as of December 31, 2018	~~W~~	1,090

Note:

(1)

Represents loans paid down or paid off and loans returned to performing other than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type. The table as of December 31, 2018 has been presented separately due to the adoption of IFRS 9 from January 1, 2018.

	As of December 31,
	2018
	(In billions of Won, except percentages)
	12-month expected credit Losses		Lifetime expected credit losses
			Not- impaired		Impaired		Total		% of Total Allowances
Corporate
Corporate loans	~~W~~	419	~~W~~	568	~~W~~	482	~~W~~	1,469	53.9%
Public and other		4		5		10		19	0.7
Loan to banks		6		—		—		6	0.2
Lease financing		9		9		32		50	1.8

Total corporate		438		582		524		1,544	56.6
Retail
Mortgages and home equity		2		6		2		10	0.4
Other retail		216		200		368		784	28.8

Total retail		218		206		370		794	29.2
Credit cards		75		240		72		387	14.2
Total allowance for loan losses	~~W~~	731	~~W~~	1,028	~~W~~	966	~~W~~	2,725	100.0%

	As of December 31,
	2014			2015			2016			2017
	(In billions of Won, except percentages)
	Amount		% of Total Allowances	Amount		% of Total Allowances	Amount		% of Total Allowances	Amount		% of Total Allowances
Corporate
Corporate loans	~~W~~	1,502	60.1%	~~W~~	1,357	58.5%	~~W~~	1,312	55.6%	~~W~~	1,285	55.6%
Public and other		11	0.4		8	0.4		8	0.3		5	0.2
Loan to banks		12	0.5		10	0.4		8	0.3		9	0.4
Lease financing		26	1		29	1.3		34	1.4		50	2.2

Total corporate		1,551	62		1,404	60.6		1,362	57.7		1,349	58.4
Retail
Mortgages and home equity		31	1.2		33	1.4		29	1.2		27	1.2
Other retail		198	7.9		206	8.9		267	11.3		331	14.3

Total retail		229	9.2		239	10.3		296	12.5		358	15.5
Credit cards		721	28.8		675	29.1		703	29.8		604	26.1
Total allowance for loan losses	~~W~~	2,501	100.0%	~~W~~	2,318	100.0%	~~W~~	2,361	100.0%	~~W~~	2,311	100.0%

Our total allowance for loan losses increased by ~~W~~414 billion, or 17.9%, to ~~W~~2,725 billion as of December 31, 2018 from ~~W~~2,311 billion as of December 31, 2017, primarily due to the replacement of the model for impairment loss from the “incurred loss” model under the previous guidance to the “expected credit loss” model under IFRS 9 adopted from January 1, 2018, which requires us to recognize impairment loss earlier and on a more forward-looking basis.

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

Analysis of Allowance for Loan Losses

The following tables present an analysis of our loan loss experience for each of the years indicated. The table for 2018 has been presented separately due to the adoption of IFRS 9 from January 1, 2018.

	2018
	(In billions of Won, except percentages)
	12-month expected credit losses		Lifetime expected credit losses				Total
			Not-impaired		Impaired
Balance at the beginning of the period	~~W~~	731	~~W~~	1,088	~~W~~	1,053	~~W~~	2,872
Stage Transfer		52		(52)		—		—
Amounts charged against income		24		160		521		705
Gross charge-offs:
Corporate:
Corporate loans		(1)		—		(365)		(366)
Public and other		—		—		(5)		(5)
Loan to banks		—		—		—		—
Lease financing		—		—		(5)		(5)
Retail:
Mortgage and home equity		—		—		(4)		(4)
Other retail		—		—		(361)		(361)
Credit cards		—		—		(192)		(192)

Total gross charge-offs		(1)		—		(932)		(933)

Recoveries:
Corporate:
Corporate loans		—		—		68		68
Public and other		—		—		1		1
Loan to banks		—		—		—		—
Lease financing		—		—		2		2
Retail:
Mortgage and home equity		—		—		—		—
Other retail		—		—		130		130
Credit cards		—		—		110		110

Total recoveries		—		—		311		311

Other		(74)		(168)		12		(230)

Net charge-offs		(75)		(168)		(609)		(852)

Balance at the end of the period	~~W~~	732	~~W~~	1,028	~~W~~	965	~~W~~	2,725

Ratio of net charge-offs during the period to average loans outstanding during the period		0.02%		0.06%		0.21%		0.29%

	2014		2015		2016		2017
	(In billions of Won, except percentages)
Balance at the beginning of the period	~~W~~	2,476	~~W~~	2,501	~~W~~	2,318	~~W~~	2,361
Amounts charged against income		895		1,022		1,103		800
Gross charge-offs:
Corporate:
Corporate loans		(515)		(731)		(758)		(376)
Public and other		—		(2)		(1)		(1)
Loan to banks		—		—		—		—
Lease financing		(16)		(60)		(42)		(4)
Retail:
Mortgage and home equity		(3)		—		—		(2)
Other retail		(153)		(128)		(130)		(137)
Credit cards		(500)		(520)		(462)		(540)

Total gross charge-offs		(1,187)		(1,441)		(1,393)		(1,060)

Recoveries:
Corporate:
Corporate loans		177		88		125		81
Public and other		11		—		—		—
Loan to banks		—		—		—		—
Lease financing		2		1		1		1
Retail:
Mortgage and home equity		—		3		—		1
Other retail		19		24		35		43
Credit cards		182		171		176		185

Total recoveries		391		287		337		311

Other		(74)		(51)		(4)		(101)

Net charge-offs		(870)		(1,205)		(1,060)		(850)

Balance at the end of the period	~~W~~	2,501	~~W~~	2,318	~~W~~	2,361	~~W~~	2,311

Ratio of net charge-offs during the period to average loans outstanding during the period		0.41%		0.51%		0.42%		0.32%

Loan Charge-offs

Our gross charge-offs decreased by 13.9% from ~~W~~1,060 billion in 2017 to ~~W~~913 billion in 2018, primarily due to a decrease in the amount of charge-offs for credit cards in 2018 compared to 2017. Our gross charge-offs decreased by 23.9% from ~~W~~1,393 billion in 2016 to ~~W~~1,060 billion in 2017, primarily due to a decrease in the amount of charge-offs for corporate loans in 2017 compared to 2016. Our gross charge-offs decreased by 3.3% from ~~W~~1,441 billion in 2015 to ~~W~~1,393 billion in 2016, primarily due to a decrease in the amount of charge-offs for credit card loans compared to 2015.

In 2018, the charge-off on restructured loans amounted to ~~W~~59 billion, of which ~~W~~67 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

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

Financial Statement Presentation

Our financial statements generally report as charge-offs all unsecured retail loans that are overdue for more than 12 months. Leases are charged off when past due for more than twelve months. For collateral dependent loans, we charge off the excess of the book value of the subject loan over the amount received or to be received from the sale of the underlying collateral when the collateral is sold as part of a foreclosure proceeding and its sale price becomes known through court publication as part of such proceeding.

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

The following tables set out the book value and fair value of investments in our investment portfolio as of the dates indicated. The table as of December 31, 2018 has been presented separately due to the adoption of IFRS 9 from January 1, 2018.

	As of December 31, 2018
	Book Value		Fair Value
	(In billions of Won)
Securities at fair value through other comprehensive income
Equity securities	~~W~~	636	~~W~~	636
Debt securities:
Korean treasury and governmental agencies		7,756		7,756
Debt securities issued by financial institutions		17,341		17,341
Corporate debt securities		9,183		9,183
Debt securities issued by foreign government		1,220		1,220
Mortgage-backed and asset-backed securities		2,178		2,178

Total — Securities at fair value through other comprehensive income	~~W~~	38,314	~~W~~	38,314

Securities at amortized cost
Debt securities:
Korean treasury and governmental agencies	~~W~~	17,143	~~W~~	18,139
Debt securities issued by financial institutions		2,247		2,271
Corporate debt securities		3,955		4,108
Debt securities issued by foreign government		857		835
Mortgage-backed and asset-backed securities		4,276		4,324

Total — Securities at amortized cost	~~W~~	28,478	~~W~~	29,677

Financial assets at fair value through profit or loss
Equity securities	~~W~~	1,165	~~W~~	1,165
Debt securities:
Korean treasury and governmental agencies		2,734		2,734
Debt securities issued by financial institutions		9,593		9,593
Corporate debt securities		15,722		15,722
Debt securities issued by foreign governments		31		31
Mortgage-backed and asset-backed securities		435		435
Other debt securities(1)		11,620		11,620

Sub-total — Securities at fair value	~~W~~	41,300	~~W~~	41,300

Others:
Loans at fair value		1,209		1,209
Due from banks at fair value		871		871
Gold/Silver deposits		155		155

Total — Financial assets at fair value through profit or loss	~~W~~	43,535	~~W~~	43,535

	As of December 31, 2016				As of December 31, 2017
	Book Value		Fair Value		Book Value		Fair Value
	(In billions of Won)
Financial assets designated at fair value
Marketable equity securities	~~W~~	1,508	~~W~~	1,508	~~W~~	1,468	~~W~~	1,468
Debt securities:
Korean treasury and governmental agencies		334		334		530		530
Debt securities issued by financial institutions		794		794		716		716
Corporate debt securities		780		780		856		856
Debt securities issued by foreign government		—		—		9		9
Mortgage-backed and asset-backed securities		—		—		—		—
Others		—		—		—		—

Total — Fair Value Through Profit and Loss	~~W~~	3,416	~~W~~	3,416	~~W~~	3,579	~~W~~	3,579

Available-for-sale securities
Marketable equity securities	~~W~~	4,841	~~W~~	4,841	~~W~~	4,930	~~W~~	4,930
Debt securities:
Korean treasury and governmental agencies		4,198		4,198		6,497		6,497
Debt securities issued by financial institutions		17,225		17,225		17,650		17,650
Corporate debt securities		7,937		7,937		9,602		9,602
Debt securities issued by foreign government		1,110		1,110		1,073		1,073
Mortgage-backed and asset-backed securities		2,352		2,352		2,365		2,365

Total — Available-for-sale	~~W~~	37,663	~~W~~	37,663	~~W~~	42,117	~~W~~	42,117

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	10,894	~~W~~	11,742	~~W~~	14,495	~~W~~	14,913
Debt securities issued by financial institutions		2,092		2,073		2,708		2,694
Corporate debt securities		3,505		3,661		3,859		3,897
Debt securities issued by foreign government		621		565		669		643
Mortgage-backed and asset-backed securities		2,693		2,691		3,260		3,243

Total — Held-to-maturity	~~W~~	19,805	~~W~~	20,732	~~W~~	24,991	~~W~~	25,390

Trading Securities
Marketable equity securities	~~W~~	4,058	~~W~~	4,058	~~W~~	4,634	~~W~~	4,634
Debt securities:
Korean treasury and governmental agencies		4,236		4,236		3,178		3,178
Financial institutions		7,461		7,461		8,014		8,014
Corporations		10,244		10,244		11,863		11,863
Mortgage-backed and asset-backed securities		348		348		509		509
Debt securities issued by foreign governments		101		101		77		77
Other trading assets		248		248		189		189

Total — Trading	~~W~~	26,696	~~W~~	26,696	~~W~~	28,464	~~W~~	28,464

Total securities	~~W~~	87,580	~~W~~	88,507	~~W~~	99,151	~~W~~	99,550

Note:

(1)

Other debt securities included puttable equity investment, beneficiary certificates and restricted reserve for claims of customers’ deposits (trusts) classified as debt instruments in accordance with IFRS 9.

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2018.

	As of December 31, 2018
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Securities at fair value through other comprehensive income:
Korean treasury securities and government agencies	~~W~~	1,230	1.76%	~~W~~	5,532	1.85%	~~W~~	717	2.00%	~~W~~	277	2.27%	~~W~~	7,756	1.87%
Debt securities issued by financial institutions		9,791	1.83%		7,285	2.45%		253	3.09%		12	5.90%		17,341	2.11%
Corporate debt securities		2,582	2.02%		5,323	2.48%		892	2.52%		386	2.78%		9,183	2.36%
Debt securities issued by foreign governments		838	3.48%		224	5.35%		106	5.71%		52	5.68%		1,220	4.11%
Mortgage-backed securities and asset-backed securities		596	1.83%		1,401	2.14%		101	2.29%		80	3.54%		2,178	2.12%

Total	~~W~~	15,037	1.95%	~~W~~	19,765	2.30%	~~W~~	2,069	2.56%	~~W~~	807	2.92%	~~W~~	37,678	2.19%

Securities at amortized cost:
Korean treasury securities and government agencies	~~W~~	2,053	2.96%	~~W~~	9,161	2.17%	~~W~~	1,161	3.79%	~~W~~	4,768	2.78%	~~W~~	17,143	2.55%
Debt securities issued by financial institutions		673	2.38%		563	3.55%		137	3.57%		874	3.32%		2,247	3.11%
Corporate debt securities		668	2.48%		862	3.06%		548	3.53%		1,877	2.66%		3,955	2.84%
Debt securities issued by foreign governments		50	6.48%		252	4.21%		57	8.01%		498	4.15%		857	4.56%
Mortgage-backed securities and asset-backed securities		—	—%		2,671	2.36%		1,063	2.61%		542	2.66%		4,276	2.46%

Total	~~W~~	3,444	2.81%	~~W~~	13,509	2.36%	~~W~~	2,966	3.39%	~~W~~	8,559	2.88%	~~W~~	28,478	2.68%

Financial assets at fair value through profit or loss:
Korean treasury securities and government agencies	~~W~~	194	3.13%	~~W~~	1,547	2.00%	~~W~~	828	2.21%	~~W~~	165	3.76%	~~W~~	2,734	2.25%
Debt securities issued by financial institutions		5,219	2.03%		3,729	2.35%		136	4.03%		509	3.94%		9,593	2.29%
Corporate debt securities		12,153	2.24%		2,775	2.14%		341	3.00%		453	3.13%		15,722	2.27%
Debt securities issued by foreign governments		31	2.21%		—	—%		—	—%		—	—%		31	2.21%
Mortgage-backed securities and asset-backed securities		172	2.04%		220	2.81%		10	1.59%		33	3.39%		435	2.52%
Other debt securities		11,620	—%		—	—%		—	—%		—	—%		11,620	—%

Total	~~W~~	29,389	1.32%	~~W~~	8,271	2.23%	~~W~~	1,315	2.60%	~~W~~	1,160	3.58%	~~W~~	40,135	1.62%

Total	~~W~~	47,870		~~W~~	41,545		~~W~~	6,350		~~W~~	10,526		~~W~~	106,291

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

The following table presents securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2018. As of December 31, 2018, 10% of our stockholders’ equity was ~~W~~3,665 billion.

	As of December 31, 2018
	Book Value		Fair Value
	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	~~W~~	27,179	~~W~~	28,160
The Korea Development Bank	~~W~~	4,712	~~W~~	4,723
The Bank of Korea	~~W~~	5,972	~~W~~	5,973
The Korea Housing Finance Corp	~~W~~	6,726	~~W~~	6,781

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2016		2017		2018
	(In billions of Won)
Commitments to extend credit	~~W~~	74,541	~~W~~	73,373	~~W~~	89,873
Commercial letters of credit		2,777		2,744		3,162
Others(1)		83,011		85,276		93,960

Total	~~W~~	160,329	~~W~~	161,393	~~W~~	186,995

Note:

(1)

Consists of financial guarantees, performance guarantees, liquidity facilities to special purpose entities, acceptances, guarantee on trust accounts, endorsed bills and unused credit limits on credit cards.

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

Derivatives

As discussed under “— Our Principal Activities — Other Banking Services — Derivatives Trading” above, we engage in derivatives trading activities primarily on behalf of our customers so that they may hedge their risks and also enter into back-to-back derivatives with other financial institutions to cover exposures arising from such transactions. In addition, we enter into derivatives transactions to hedge against risk exposures arising from our own assets and liabilities, some of which are non-trading derivatives that do not qualify for hedge accounting treatment.

The following shows, as of December 31, 2018, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) non-trading that qualify for hedge accounting.

	As of December 31, 2018
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	~~W~~	140,241	~~W~~	913	~~W~~	871
Swaps		31,795		394		373
Options		1,940		7		12

Sub-total		173,976		1,314		1,256

Interest rate derivatives:
Future and forward contracts		1,740		1		2
Swaps		88,090		251		172
Options		294		—		5

Sub-total		90,124		252		179

Credit derivatives:
Swaps		3,094		38		15

Sub-total		3,094		38		15

Equity derivatives:
Swaps and forward contracts		5,150		52		206
Options		3,355		40		112
Future contracts		630		16		1

Sub-total		9,135		108		319

	As of December 31, 2018
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Commodity derivatives:
Swaps and forward contracts		1,062		8		74
Options		5		—		—
Future contracts		246		8		4

Sub-total		1,313		16		78

Total	~~W~~	277,642	~~W~~	1,728	~~W~~	1,847

Non-trading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	~~W~~	4,144	~~W~~	22	~~W~~	79
Future and forward contracts		1,522		9		31
Interest rate derivatives:
Swaps		10,148		35		483

Total	~~W~~	15,814	~~W~~	66	~~W~~	593

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2018.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2016			2017			2018
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Demand deposits	~~W~~	30,865	0.37%	~~W~~	35,978	0.36%	~~W~~	37,714	0.39%
Savings deposits		63,061	0.59		69,671	0.51		74,467	0.56
Time deposits		123,716	1.64		121,050	1.55		130,846	1.81
Other deposits		4,744	1.47		8,164	1.57		8,525	1.96

Total interest-bearing deposits	~~W~~	222,386	1.16%	~~W~~	234,863	1.06%	~~W~~	251,552	1.23%

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are recorded on short-term borrowings and securities sold under repurchase agreements are recorded as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the certificates of deposit and other time deposits in excess of ~~W~~100 million by remaining maturities as of December 31, 2018.

	As of December 31, 2018
	Certificates of Deposit		Other Time Deposits		Total
	(In billions of Won)
Maturing within three months	~~W~~	4,121	~~W~~	27,691	~~W~~	31,812
After three but within six months		2,309		21,410		23,719
After six but within 12 months		1,985		37,812		39,797
After 12 months		451		6,527		6,978

Total	~~W~~	8,866	~~W~~	93,440	~~W~~	102,306

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2016								2017								2018
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from The Bank of Korea(3)	~~W~~	2,669	~~W~~	2,451	~~W~~	2,689	0.65%	0.50 - 0.75%	~~W~~	2,913	~~W~~	2,903	~~W~~	2,977	0.67%	0.50 - 0.75%	~~W~~	2,330	~~W~~	2,603	~~W~~	2,853	0.66%	0.50 - 0.75%
Call money		1,130		1,582		2,699	1.35	0.10 - 10.00		857		1,892		4,006	1.69	0.00 - 6.20		1,425		1,977		5,255	2.29	0.00 - 6.85
Other short-term borrowings(4)		11,146		11,180		13,084	0.75	0.00 - 4.60		14,375		13,047		14,478	0.74	0.00 - 12.50		21,884		18,900		21,884	1.23	0.00 - 12.00

	~~W~~	14,945	~~W~~	15,213	~~W~~	18,472	0.80%		~~W~~	18,145	~~W~~	17,842	~~W~~	21,461	0.83%		~~W~~	25,639	~~W~~	23,480	~~W~~	29,992	1.26%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, and borrowings in domestic and foreign currencies.

Our short-term borrowings have maturities of less than one year and are generally unsecured with the exception of borrowings from the Bank of Korea, which are generally secured with securities at fair value through other comprehensive income or at amortized cost (previously classified as available-for-sale or held-to-maturity securities under IAS 39) held by us.

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

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 206 financial and non-financial factors, and the branch manager and the credit officer must conduct periodic loan review and report to an independent Credit Review Department which analyzes in detail the results and adjusts credit ratings accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, mostly comprised of the largest Korean commercial conglomerates known as “chaebols”, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 60 were identified as such as of December 31, 2018. Shinhan Bank also continually reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure that the assigned ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to the Chief Risk Officer on a monthly basis.

The early warning system performs automatic daily checks for borrowers to whom Shinhan Bank has more than ~~W~~1 billion of total exposure (which represents the total outstanding amount due from a borrower, net of collateral for deposit, installment savings, guarantees and import guarantee money) or ~~W~~500 million of exception for credit exposure (which represents total exposure net of effective collateral). When the early warning systems detects a warning signal, such signal and other findings from the monitoring are reviewed by the Credit Review Department in the case of a borrower to whom Shinhan Bank has more than ~~W~~2 billion of exposure, and by the branch manager and the Credit Officer in the case of a borrower to whom Shinhan Bank has ~~W~~2 billion or less of exposure. In addition, Shinhan Bank carries out a timeless credit review of each borrower in accordance with changes in credit risk factors based on changes in the economic environment. The results of such credit review are continually reported to the Chief Risk Officer of Shinhan Bank.

Depending on the nature of the signals detected by the early warning system, a borrower may be classified as “worsening credit” and become subject to evaluation for a possible downgrade in credit rating, or may be initially classified as “showing early warning signs” or become reinstated to the “normal borrower” status. For borrowers classified as “showing early warning signs,” the relevant branch manager gathers information and conducts a review of the borrower to determine whether the borrower should be classified as a worsening credit or whether to impose management improvement warnings or implement joint creditors’ management. If the borrower becomes non-performing, Shinhan Bank’s collection department directly manages such borrower’s account in order to maximize recovery rate, and conducts auctions, court proceedings, sale of assets or corporate restructuring as needed.

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

Systematic monitoring of borrowers with sizable outstanding loans. Shinhan Bank currently applies a heightened monitoring system to corporate borrowers with outstanding loans (other than guaranteed loans and loans secured by specified types of collaterals such as deposits with us or letters of credit) in the aggregate amount of ~~W~~1 billion or more and borrowers with net outstanding loans (i.e., the outstanding loan amount minus the fair value of collaterals (other than as aforesaid) securing such loans) in the aggregate amount of ~~W~~500 million or more. Under this monitoring system, each such borrower is assigned one of the following ratings:

•	“Normal borrower” — a borrower who is determined to have a low probability of insolvency with a credit rating above CCC (sub-borrower rating applicable);

•	“Borrower that requires observation” — a borrower that carries some risk of affecting the corporate insolvency in the future and is subject to consistent observation to detect any change of such risk;

•

“Borrower that requires precaution” — a borrower with a possibility of insolvency due to an increase in risk of default and therefore requires detailed inspection of the credit quality of such borrower and precaution in extending any further loans;

•	“Borrower with early warning signs” — a borrower with a high possibility of insolvency; and

•	“Problematic or reorganized borrower” — a borrower currently undergoing rehabilitation procedures, such as management improvement plans, workout or corporate recovery or showing no signs of recovery.

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

Credit Risk Management of Shinhan Life Insurance

Shinhan Life Insurance also assesses credit risks for all of its credit-related transactions, including provision of loans and acquisitions of financial instruments. Shinhan Life Insurance conducts additional risk reviews for new types of investments and financial instruments, such as those denominated in currencies it previously did not deal with. In assessing the credit risk of corporate customers, Shinhan Life Insurance considers such corporation’s credit rating obtained from Shinhan Group Corporate Credit Rating System. Through its risk management system Shinhan Life Insurance conducts credit risk monitoring based on the credit history of debtors. Furthermore, in the retail business, Shinhan Life Insurance operates its own credit-scoring system to assess credit risk and update customers’ behavior scores.

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

Shinhan Investment faces foreign currency exchange rate risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Shinhan Investment centrally monitors and manages transactions involving such products through its Fixed Income, Currency & Commodities Departments. Shinhan Investment’s Risk Management Working Committee, which is delegated with the authority to approve foreign currency-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2018, Shinhan Investment’s net open position related to foreign currency-related products was US$845.4 million, and its open positions related to the sale of Won-U.S. Dollar forwards and Won-U.S. Dollar futures were US$331.2 million and US$52 million, respectively.

Shinhan Capital manages its foreign exchange risk resulting from the difference in its foreign currency assets and liabilities through derivative transactions such as forwards or swaps and maintains its net exposure at US$11.3 million.

The net open foreign currency positions held by our other subsidiaries are insignificant.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2016, 2017 and 2018. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2016	2017	2018
	(In millions of US$)
U.S. Dollars	$(125.0)	$47.3	$38.9
Japanese Yen	(9.2)	(3.9)	(9.6)
Euro	(4.6)	3.4	0.9
Others	886.4	1,113.9	1,104.1

Total	$747.6	$1,160.8	$1,134.3

Equity Risk

Shinhan Bank’s equity risk related to trading activities mainly involves trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market and closely monitors the loss limits and the observance thereof. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2016, 2017 and 2018, Shinhan Bank held ~~W~~192.9 billion, ~~W~~219.0 billion and ~~W~~184.2 billion respectively, of equity securities in its trading accounts (including the trust accounts).

Shinhan Investment’s equity risk related to trading activities also mainly involves the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2016, 2017 and 2018, the total amount of equity securities at risk held by Shinhan Investment was ~~W~~36.7 billion, ~~W~~22.8 billion and ~~W~~31.3 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following table presents an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, as of and for the year ended December 31, 2018. For market risk management purposes, Shinhan Bank includes in the computation of total VaR its trading portfolio in bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2018
	Average		Minimum		Maximum		As of December 31, 2018
	(In billions of Won)
Shinhan Bank:(1)
Interest rate	~~W~~	22.6	~~W~~	16.2	~~W~~	29.8	~~W~~	18.8
Foreign exchange(2)		39.3		34.1		45.7		34.3
Equities		12.1		2.0		25.7		22.2
Option volatility(3)		0.1		0.03		0.6		0.3
Commodity		0.0		0.0		0.0		0.0
Less: portfolio diversification(4)		(30.1)		(14.3)		(44.3)		(21.3)

Total VaR(5)	~~W~~	44.0	~~W~~	38.0	~~W~~	57.5	~~W~~	54.3

Shinhan Investment:(1)
Interest rate	~~W~~	7.6	~~W~~	3.7	~~W~~	14.3	~~W~~	7.3
Equities		64.1		6.2		103.9		43.8
Foreign exchange		6.0		0.2		13.8		0.2
Option volatility(3)		9.2		2.2		31.8		31.8
Less: portfolio diversification(4)		(12.0)		(1.0)		(35.5)		(1.4)

Total VaR	~~W~~	74.8	~~W~~	11.2	~~W~~	128.3	~~W~~	81.7

Notes:

(1)	Shinhan Bank and Shinhan Investment’s ten-day VaR is based on a 99.9% confidence level.
(2)	Includes both trading and non-trading accounts as Shinhan Bank and Shinhan Investment manage foreign exchange risk on a total position basis.
(3)	Volatility implied from the option price using the Black-Scholes or a similar model.
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

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR and stressed VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service. Stressed VaR reflects the potential significant loss in the current trading portfolio based on scenarios derived from a crisis simulation during the preceding 12 months. Shinhan Bank also uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. For Shinhan Bank, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount once in 2016 and three times in 2017, and there were no such instances in 2018. Most recently, losses exceeded the one-day 99% confidence level-based VaR amount by 6.2% on October 10, 2017. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount. Virtual losses represent the potential changes in the value of a portfolio when simulating the same portfolio with market variables of the next trading day.

Shinhan Investment currently uses the same ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes, although such model is not subject to regulatory review or reporting requirements. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VaR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Investment, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount once in 2016 and two times in 2017, and there were no such instances in 2018. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount. Most recently, losses exceeded the one-day 99% confidence level-based VaR amount by 175% on May 19, 2017.

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

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test by taking into account four market risk components: foreign currency exchange rates, stock prices, and Won-denominated interest rates and foreign currency-denominated interest rates. For the worst case scenario, Shinhan Bank assumes instantaneous and simultaneous movements in four market risk components: appreciation of Won by 20%, a decrease in Korea Exchange Composite Index by 30% and increases in Won-denominated and U.S. Dollar-denominated interest rates by 200 basis points each, respectively. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio would have declined by ~~W~~337 billion as of December 31, 2018. Shinhan Bank performs stress test on a daily basis and reports the results to its Risk Policy Committee on a monthly basis and its Risk Management Committee on a quarterly basis.

Shinhan Investment uses nine scenarios for stress tests by taking into account four market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for Won-denominated loans, foreign currency exchange rates and historical volatility. As of December 31, 2018, under the worst case scenario assuming a 1% point increase in the three-year government bond yield, the market value of Shinhan Investment’s trading portfolio would have fluctuated by ~~W~~32.1 billion for one day.

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

In accordance with accounting requirements under IFRS 9, “Financial instruments”, which has replaced IAS 39, “Financial Instruments: Recognition and Measurement” since January 1, 2018, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product.

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

The interest rate VaR limits are set as the difference between (i) the average of the anticipated loss in a net present value calculation (computed based on the average of 2,000 scenarios) and (ii) the standard deviation at the 99.9% confidence level.

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2018 for (i) Won-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging and (ii) foreign currency-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2018
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)
Interest-earning assets	~~W~~	121,433	~~W~~	57,702	~~W~~	28,158	~~W~~	23,618	~~W~~	16,779	~~W~~	19,477	~~W~~	267,167
Fixed rates		18,277		12,900		17,804		15,869		10,519		10,966		86,334
Floating rates		101,816		43,723		8,264		7,749		6,229		8,502		176,283
Interest rate swaps		1,340		1,080		2,090		0		30		10		4,550

Interest-bearing liabilities	~~W~~	103,635	~~W~~	43,398	~~W~~	65,910	~~W~~	20,402	~~W~~	13,141	~~W~~	24,386	~~W~~	270,873
Fixed liabilities		44,625		32,092		54,261		10,205		2,844		3,298		147,326
Floating liabilities		54,460		11,306		11,649		10,197		10,297		21,088		118,997
Interest rate swaps		4,550		0		0		0		0		0		4,550

Sensitivity gap		17,798		14,304		(37,752)		3,215		3,638		(4,909)		(3,706)
Cumulative gap		17,798		32,102		(5,650)		(2,435)		1,203		(3,706)		(3,706)
% of total assets		6.66%		12.02%		(2.11)%		(0.91)%		0.45%		(1.39)%		(1.39)%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2018
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)
Interest-earning assets	$23,491	$7,333	$2,677	$3,669	$4,676	$41,847
Interest-bearing liabilities	21,750	4,312	4,869	6,554	5,715	43,200

Sensitivity gap	1,741	3,021	(2,191)	(2,886)	(1,038)	(1,354)
Cumulative gap	1,741	4,762	2,570	(315)	(1,354)	(1,354)
% of total assets	4.16%	11.38%	6.14%	(0.75)%	(3.23)%	(3.23)%

Note:

(1)	Includes merchant banking accounts.

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2018 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2018 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2018
(In months)
Interest-earning assets	10.29
Interest-bearing liabilities	10.83
Gap	(0.54)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Market Value Analysis

Shinhan Bank performs a market value analysis to measure changes in the market value of Shinhan Bank’s interest-earning assets compared to that of its interest-bearing liabilities based on the assumption of parallel shifts in interest rates. These measurements are done on a monthly basis.

Market Value as of December 31, 2018 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2018
	Actual		1% Point Increase		Changes
	(In billions of Won)
Interest-earning assets	~~W~~	282,971	~~W~~	280,706	~~W~~	(2,265)
Interest-bearing liabilities		275,808		273,468		(2,340)
Gap		7,163		7,238		75

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

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

The following table illustrates by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2018 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, assuming (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2018 and (b) the same interest rates as of December 31, 2018 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2018
	(For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates						Change in Net Interest Income			Change in Net Interest Income
	No Change		1% Point Increase		1% Point Decrease		Amount (1% Point Increase)		% Change (1% Point Increase)	Amount (1% Point Decrease)		% Change (1% Point Decrease)
	(In billions of Won, except percentages)
Simulated interest income	~~W~~	9,044	~~W~~	10,615	~~W~~	7,473	~~W~~	1,571	17.37%	~~W~~	(1571)	(17.37)%
Simulated interest expense		3,949		4,957		2,941		1,008	25.53%		(1008)	(25.53)%
Net interest income		5,095		5,658		4,532		563	11.05%		(563)	(11.05)%

Note:

(1)	Includes merchant banking accounts and derivatives entered into for the purpose of hedging.

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

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2018, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches between the re-pricing dates for Shinhan Bank’s non-trading interest-earning assets (including available-for-sale investment securities) and those for its interest-bearing liabilities. Under the regulations of the Financial Services Commission, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2018(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	~~W~~	203	~~W~~	164	~~W~~	278	~~W~~	164

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

Equity Risk

Substantially all of Shinhan Bank’s equity risk relates to its portfolio of common stock in Korean companies. As of December 31, 2018, Shinhan Bank held an aggregate amount of ~~W~~153.7 billion of equity interest in unlisted foreign companies (including ~~W~~1.2 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2018, Shinhan Bank held equity securities in an aggregate amount of ~~W~~552.5 billion in its non-trading accounts, including equity securities in the amount of ~~W~~156.6 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2018, Shinhan Bank held Won-denominated convertible bonds in an aggregate amount of ~~W~~237.2 billion and did not hold any Won-denominated exchangeable bonds or Won-denominated bonds with warrants in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds, exchangeable bonds or bonds with warrants, and the interest rate risk of these equity-linked securities are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

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

Shinhan Bank applies the following basic principles for liquidity risk management:

•	raise funds in sufficient amounts, at the optimal time at reasonable costs;

•	maintain liquidity risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic liquidity stress test in anticipation of any potential liquidity crisis and establish and implement contingency funding plans in case of an actual crisis; and

•	consider liquidity-related costs, benefits of and risks in determining the pricing of our products and services, performance evaluations and approval of launching of new products and services.

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

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission implemented a minimum liquidity coverage ratio requirement for Korean banks, including Shinhan Bank, of at least 90.0% as of January 1, 2017, 95.0% as of January 1, 2018 and 100.0% as of January 1, 2019. The Financial Services Commission defines liquidity coverage ratio as high quality liquid assets that can be immediately converted into cash with little or no loss in value, as divided by the net amount of cash outflow for the next 30 day period, under the stress level established according to the liquidity coverage ratio, pursuant to the Regulation on the Supervision of the Banking Business, which was amended as of June 28, 2016 to implement the liquidity coverage ratio requirements under Basel III. In addition to the liquidity coverage ratio, the Financial Supervisory Commission introduced the net stable funding ratio into the Regulation on the Supervision of the Banking Business that came in effect in January 2018. Whereas liquidity coverage ratio is aimed at measuring liquidity for the next 30-day period, net stable funding ratio, calculated as the ratio of available stable funding to required stable funding, is aimed at measuring liquidity for the next one-year period. A bank’s available stable funding is the portion of its capital and liabilities that are safely expected to remain with the bank for more than one year. A bank’s required stable funding is the amount of stable funding that it is required to hold given the liquidity characteristics and residual maturities of its assets and the contingent liquidity risk arising from its off-balance sheet exposures. Shinhan Bank is required by the Financial Services Commission to maintain a net stable funding ratio of at least 100%.

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

Shinhan Bank’s Treasury Department is in charge of liquidity risk management with respect to Shinhan Bank’s Won and foreign currency funds. The Treasury Department submits Shinhan Bank’s monthly funding and asset management plans to Shinhan Bank’s Asset and Liability Committee for approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and maturity structures of Shinhan Bank’s assets and liabilities. Shinhan Bank’s Risk Engineering Department measures Shinhan Bank’s liquidity coverage ratio on a daily basis and net stable funding ratio on a monthly basis and reports whether they are in compliance with the respective limits to Shinhan Bank’s Risk Policy Committee, which sets and monitors Shinhan Bank’s liquidity coverage ratio and net stable funding ratio on a monthly basis.

The following tables show Shinhan Bank’s (i) average liquidity coverage ratio, (ii) average foreign currency liquidity coverage ratio, and (iii) net stable funding ratio, each for the month of December 2018 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Average Liquidity Coverage Ratio for the Month of December 2018

	For the Month of December 2018
	(in billions of Won, except percentages)
High quality liquid assets (A)	~~W~~	52,736
Net cash outflows over the next 30 days (B)		53,988
Cash outflow		84,835
Cash inflow		30,847
Liquidity coverage ratio (A/B)		97.68%

Shinhan Bank’s Average Foreign Currency Liquidity Coverage Ratio for the Month of December 2018

	For the Month of December 2018
	(in millions of US$, except percentages)
High quality liquid assets (A)	~~W~~	3,583
Net cash outflows over the next 30 days (B)		3,044
Cash outflow		10,618
Cash inflow		7,574
Liquidity coverage ratio (A/B)		117.71%

Shinhan Bank’s Net Stable Funding Ratio for the Month of December 2018

	For the Month of December 2018
	(in billions of Won, except percentages)
Available stable funding (A)	~~W~~	2,170,955
Required stable funding (B)		1,928,511
Net stable funding ratio (A/B)		112.57%

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

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2018 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

	As of December 31, 2018
Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Total
	(In billions of Won, except percentages)
Assets	~~W~~	2,692	~~W~~	11,922	~~W~~	17,426	~~W~~	20,588	~~W~~	24,027	~~W~~	6,138	~~W~~	30,165
Liabilities		837		3,719		4,569		5,633		7,437		15,562		22,999
Liquidity ratio						381.4%

Shinhan Investment manages its liquidity risk for its Won-denominated accounts by setting a limit of ~~W~~300 billion on each of its seven-day and one-month liquidity gap, a limit of 110% on its one-month and three-months liquidity ratios and a limit of ~~W~~8 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Investment manages the liquidity risk on a quarterly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the one-week and one-month maturity mismatch ratios to be 0% and -10% or less, respectively, and the three months liquidity ratio to be 85% or higher.

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

Our holding company’s Audit Committee, which consists of three outside directors, one of whom is an accounting or financial expert as required by internal control regulations under the Act on Corporate Governance of Financial Companies, oversees and monitors our operational compliance with legal and regulatory requirements. The Audit Committee also oversees management’s operations and may, at any time it deems appropriate, demand additional operations-related reporting from management and inspects our asset condition. At the holding company level, we define each subsidiary’s operational process and establish an internal review system applicable to each subsidiary. Each subsidiary’s operational risk is internally monitored and managed at the subsidiary level and the Group Internal Audit Department at our holding company, which reports to our Audit Committee, continuously monitors the integrity of our subsidiaries’ operational risk management system. Our holding company’s board of directors and the Group Risk Management Committee establish our basic policies for operational risk management at the group level. The Group Internal Audit Department at our holding company is directly responsible for overseeing our operational risk management with a focus on legal, regulatory, operational and reputational risks. The Group Internal Audit Department audits both our and our subsidiaries’ operations and asset condition in accordance to our annual audit plan, which is approved by the Audit Committee, and submits regular reports to the Audit Committee pursuant to our internal reporting system. If the Group Internal Audit Department discovers any non-compliance with operational risk procedures or areas of weaknesses, it promptly alerts the business department in respect of which such non-compliance was discovered and demands implementation of corrective measures. Implementation of such corrective measures is subsequently reviewed by the Group Internal Audit Department.

To monitor and manage operational risk, Shinhan Bank maintains a system of comprehensive policies and has in place a control framework designed to provide a stable and well-managed operational environment throughout the organization. Currently, the primary responsibility for ensuring compliance with our banking operational risk procedures remains with each of the business units and operational teams. In addition, the Audit Department, the Risk Management Department and the Compliance Department of Shinhan Bank also play important roles in reviewing and maintaining the integrity of Shinhan Bank’s internal control environment.

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

As of December 31, 2018, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 186 key risk indicators.

The Audit Committee of Shinhan Bank, which consists of one standing director and two outside directors, is an independent inspection authority that supervises Shinhan Bank’s internal controls and compliance with established ethical and legal principles. The Audit Committee performs internal audits of, among other matters, Shinhan Bank’s overall management and accounting, and supervises its Audit Department, which assists Shinhan Bank’s Audit Committee. Shinhan Bank’s Audit Committee also reviews and evaluates Shinhan Bank’s accounting policies and their changes, financial and accounting matters and fairness of financial reporting.

Shinhan Bank’s Audit Committee, Audit Department and Compliance Department supervise and perform the following duties:

•	general audits, including full-scale audits performed annually for the overall operations, sectional audits of selected operations performed as needed, and periodic and irregular spot audits;

•	special audits, performed when the Audit Committee deems it necessary or pursuant to requests by the chief executive officer or supervisory authorities such as the Financial Supervisory Service;

•

day-to-day audits, performed by the standing member of Shinhan Bank’s Audit Committee for material transactions or operations that are subject to approval by the heads of Shinhan Bank’s operational departments or senior executives;

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

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, the Financial Supervisory Service conducted a comprehensive audit of Shinhan Bank from November to December

2012, and in July 2013 notified Shinhan Bank of an institutional caution (which does not give rise to significant sanctions unlike in the case of repeated institutional warnings), imposed disciplinary actions against 65 Shinhan Bank employees and assessed a fine of ~~W~~87.5 million after finding that Shinhan Bank had monitored customer accounts without proper authorization, breached confidentiality with respect to certain financial transactions and violated its obligation to disclose and report to the Financial Supervisory Service an investment in an affiliated company of Shinhan Bank. Furthermore, in March 2013 the Financial Supervisory Service conducted a special audit of Shinhan Bank as to incidents of alleged malfunctioning of its financial computer network and in December 2013, notified Shinhan Bank of an institutional caution and imposed disciplinary actions against five Shinhan Bank employees after finding that Shinhan Bank did not properly maintain its information technology administrator account and vaccine server. From October 2013 to November 2014, the Financial Supervisory Service also conducted a series of special audits of Shinhan Bank as to incidents of alleged unauthorized monitoring of customer accounts, and in February 2014, the Prosecutors’ Office in Korea also commenced an investigation of Shinhan Bank with respect to same. In December 2015, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed disciplinary actions against two former Shinhan Bank officers after finding that Shinhan Bank had monitored customer accounts without proper authorization, whereas in April 2016, the Prosecutors’ Office determined not to prosecute the former officers of Shinhan Bank because of insufficient evidence. In addition, the Financial Supervisory Service conducted a periodic audit of Shinhan Bank from April to May 2015 and notified Shinhan Bank of five items requiring management’s attention and three items for improvement in June 2016 in connection with such audit. The Financial Supervisory Service conducted an additional audit in April 2017 and notified Shinhan Bank of 11 items requiring a management attention and 18 items for improvement in connection with such audit.

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

Shinhan Investment

In 2016, Shinhan Investment established a Risk Engineering Team and updated its market risk management system to increase its value assessment capabilities for over-the-counter derivatives, strengthen its VaR risk analysis capabilities and improve various simulation functions. Beginning in 2017, the Risk Engineering Team conducts value assessment and reviews over-the-counter derivatives directly using various enhanced simulation functions such as updated stress tests in order to stabilize financial accounting prices and enhance the risk management of over-the-counter derivatives. In January 2019, the Risk Engineering Team was elevated to a department, becoming the Risk Engineering Department, expanding the scope of products reviewed by the department and strengthening its simulation analysis capabilities.

Shinhan Life Insurance

In 2017, Shinhan Life Insurance completed further upgrades to its interest rate risk measurement system, called the ALM system, in anticipation of Korea-ICS, a new insurance liability market valuation system designed to replace the existing risk based capital system, and IFRS 17, both expected to become effective beginning 2022. In 2018, the new asset liability management system implemented an interest rate risk management system based on the Europe Solvency II standard. The asset liability management system can measure both asset and liability based on marking to market valuation. Shinhan Life Insurance also updated its interest rate risk management system to control net income margin volatility resulting from market interest rate changes and has tailored its business scheme to this system in order to better manage risk and profits and match the duration of its assets and liabilities.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on December 31, 2018, Law No. 16182). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.

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

The following table sets forth loan classifications according to the guidelines of the Financial Services Commission.

Loan Classification	Loan Characteristics
Normal	Loans extended to customers that, based on our consideration of their business, financial position and future cash flows, do not raise concerns regarding their ability to repay the loans.

Precautionary	Loans extended to customers that (i) based on our consideration of their business, financial position and future cash flows, show potential risks with respect to their ability to repay the loans, although showing no immediate default risk or (ii) are in arrears for one month or more but less than three months.

Loan Classification	Loan Characteristics

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

Furthermore, as Basel III was adopted and is being implemented in stages in Korea since December 1, 2013, all banks in Korea are required to meet minimum ratios of common stock capital (less any capital deductions) and core capital (less any capital deductions) to risk-weighted assets as set out in the Regulation on the Supervision of the Banking Business. The required minimum ratio of common stock capital (less any capital deductions) to risk-weighted assets is 4.5%, and the required minimum ratio of core capital (less any capital deductions) to risk-weighted assets is 6.0%. In addition, additional capital conservation buffer requirements have been implemented in stages from January 1, 2016 to January 1, 2019. Under such requirements, all banks in Korea are required to maintain a capital conservation buffer of 0.625% from January 1, 2016, which was gradually increased to 1.25% on January 1, 2017, 1.875% on January 1, 2018 and 2.5% on January 1, 2019.

Under the Regulation on the Supervision of the Banking Business and the Detailed Regulations promulgated thereunder, Korean banks apply the following risk-weight ratios in respect of their home mortgage loans:

(i)

for those banks adopting a standardized approach for calculating credit risk-weighted assets, the risk-weight ratio of 35% (only in the case where the loan is fully secured by a first ranking mortgage); and

(ii)

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

Under the standardized approach, a home mortgage loan fully secured by a first ranking mortgage over the residential property is risk-weighted at 35%, but certain home mortgage loans with loan-to-value ratio exceeding 60% are risk weighted at 50% pursuant to an amendment of the Detailed Regulation on the Supervision of the Banking Business on December 31, 2018.

Under the Regulation on the Supervision of the Banking Business, banks shall set aside allowances for bad debts for each class of soundness in accordance with IFRS as adopted by Korea. If the amount for each class of soundness calculated in accordance with the following criteria exceeds the allowances for bad debts set aside, the excess amount shall, at the time of each settlement of accounts, be set aside as regulatory reserve for credit losses.

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

As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group and Shinhan Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, from 2016 through 2019. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%, and the Financial Supervisory Service has maintained the countercyclical capital buffer requirement at 0% for the first quarter of 2019. In addition, the Regulation on the Supervision of the Banking Business is expected to be amended during

2019 such that the countercyclical capital buffer requirement also takes into account the increase of credit in the retail sector. The Detailed Regulation on the Supervision of the Banking Business was also amended on June 30, 2018 to add “concentration of risk in the retail sector” as an additional criteria when the Financial Supervisory Service evaluates the risk management systems of Korean banks.

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

The Financial Services Commission requires Korean banks to maintain a liquidity coverage ratio of at least 90.0% as of January 1, 2017, 95.0% as of January 1, 2018 and 100.0% as of January 1, 2019. The Financial Services Commission defines liquidity coverage ratio as high quality liquid assets that can be immediately converted into cash with little or no loss in value, as divided by the net amount of cash outflow for the next 30 day period, under the stress level established according to the liquidity coverage ratio, pursuant to the Regulation on the Supervision of the Banking Business, which was amended as of June 28, 2016 to implement the liquidity coverage ratio requirements under Basel III.

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

Loan-to-Deposit Ratio

In December 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business

upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The Regulation on the Supervision of the Banking Business, which was amended as of August 19, 2010 and December 26, 2014 and took effect on January 1, 2014 and January 1, 2015, respectively, requires banks with Won-denominated loans of not less than ~~W~~2 trillion in value as of the last month of the immediately preceding quarter to maintain a ratio of Won-denominated loans (excluding certain types of loans using funds borrowed from Korea Development Bank or the Korean government or loans made under certain operational rules of Korea Federation of Banks) to Won-denominated deposits (excluding certificates of deposit) and the balance of the covered bonds under the Act on Issuance of Covered Bonds, the maturity of which is not less than five years (only in case when such financing from the issuance of covered bonds is used in Won currency and up to 1% of Won-denominated deposits) not more than 1:1. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2018 was 99.2%, based on monthly average balances.

Currently, in calculating the loan to deposit ratio, there is no differentiation between retail loans and corporate loans. However, the Regulation on the Supervision of the Banking Business was amended on July 12, 2018 to provide that, beginning on January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans will be weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio.

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

Lending to Small- and Medium-sized Enterprises

When commercial banks (including Shinhan Bank) make Won-denominated loans to certain startup, venture, innovative and other strategic small- and medium-sized enterprises specially designated by the Bank of Korea as “priority borrowers,” the Bank of Korea generally provides the underlying funding to these banks at concessionary rates for up to 50% of all such loans made to the priority borrowers subject to a monthly-adjusted limit prescribed by the Bank of Korea (currently ~~W~~5.9 trillion) provided that if such loans to priority borrowers made by all commercial banks exceed the prescribed limit for a given month, the concessionary funding for the following month will be allocated to each commercial bank in proportion to such bank’s lending to priority borrowers two months prior to the time of such allocation, which has the effect that, if a particular bank lags other banks in making loans to priority borrowers, the amount of funding such bank can receive from the Bank of Korea at concessionary rates will be proportionately reduced.

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

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission implemented a number of changes in recent years to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. In order to rationalize the regulations on the housing loans, the Financial Services Commission and the Financial Supervisory Service provided administrative instructions in July 2014 with effect from August 1, 2014, which have been extended and amended several times, that all financial institutions including banks under the Banking Act were subject to the maximum loan-to-value ratio of 70% (irrespective of the location of the property, subject to certain exceptions) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions). However, due to a rapid increase in the volume of loans secured by homes and other forms of housing, the Financial Services Commission and the Financial Supervisory Service implemented the following regulations designed to curtail extension of new or refinanced loans secured by housing by respectively amending the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business to replace the above administrative instructions in August 2017:

•

as to loans secured by collateral of housing located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) shall not exceed 70%;

•	as to loans secured by collateral of housing located in “adjustment targeted areas”, as designated by the government, the loan-to-value ratio for loans should not exceed 60%;

•

as to loans secured by collateral of housing located in “overheated speculative districts” or “speculative districts”, as designated by the government, the loan-to-value ratio for loans should not exceed 40%;

•

as to loans secured by collateral of housing to be extended to a low income household satisfying certain requirements such as (i) in respect of the housing located in “adjustment targeted areas,” the annual income of households being less than ~~W~~60 million (and ~~W~~70 million for first home buyers) and the value of housing being less than ~~W~~500 million, and (ii) in respect of the housing located in “overheated speculative districts” or “speculative districts,” the annual income of households being less than ~~W~~70 million (and ~~W~~80 million for first home buyers) and the value of housing being less than ~~W~~600 million, the maximum loan-to-value ratio is 10% higher than the applicable loan-to-value ratios of 60% in “adjustment targeted areas” and 40% in “overheated speculative districts” or “speculative districts” described above;

•

as to loans secured by collateral of housing to be extended to a household which has already received one or more loans secured by collateral of housing, the maximum loan-to-value ratio is 10% lower than the applicable loan-to-value ratios of 60% in “adjustment targeted areas” and 40% in “overheated speculative districts” or “speculative districts” described above;

•

as to loans secured by collateral of housing (limited to an apartment) located in the greater Seoul metropolitan area, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and existing mortgage and home equity loans and (y) the interest on other loans of the borrower over (ii) the borrower’s annual income) shall not exceed 60%;

•

as to loans secured by collateral of housing (limited to an apartment) located in “adjustment targeted areas”, as designated by the government, the borrower’s debt-to-income ratio shall not exceed 50%;

•

as to loans secured by collateral of housing located in “overheated speculative districts” or “speculative districts”, as designated by the government, the borrower’s debt-to-income ratio shall not exceed 40%;

•

as to loans secured by collateral of housing to be extended to a low income household, the maximum debt-to-income ratio is 10% higher than the applicable debt-to-income ratios of 50% in “adjustment targeted areas” and 40% in “overheated speculative districts” or “speculative districts” described above;

•

as to loans secured by collateral of housing to be extended to a household which has already received one or more loans secured by collateral of housing, the maximum debt-to-income ratio is 10% lower than the applicable debt-to-income ratios of 50% in “adjustment targeted areas” and 40% in “overheated speculative districts” or “speculative districts” described above;

•	as to apartments located in “speculative districts”, as designated by the government, a household is permitted to have only one new loan secured by such apartment; and

•

where a household has two or more loans secured by apartments located in “speculative districts”, as designated by the government, the loan with the earliest maturity date must be repaid first and the number of loans must be eventually reduced to one.

As housing prices in the greater Seoul metropolitan area continued to rise despite the above measures, on September 13, 2018, the Government announced a more robust policy to curb housing prices. Effective from September 14, 2018, these measures include, among other things, tighter regulations on maximum loan-to-value ratios in “overheated speculative districts,” “speculative districts” and “adjustment targeted areas” (collectively, the “regulated areas”), under which the maximum loan-to-value ratio applicable to owners of single or multiple residential units attempting to purchase an additional residential unit located in any of the regulated areas using a mortgage loan will be nil with certain exceptions applicable only to owners of a single residential unit attempting to purchase an additional residential unit. The maximum loan-to-value ratio will be also nil, with certain exceptions, in the case of purchases of high value residential units (for which the declared value is more than ~~W~~900 million) located in any of the regulated areas not being made for the purpose of actual residence.

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

Lending Ratio in Ancillary Business

Pursuant to the Presidential Decree of the Specialized Credit Financial Business Act, as amended in January 2019, a credit card company must maintain a quarterly average balance of receivables arising from cash advances to credit card holders (excluding cash advances incurred by re-lending to a credit card holder after modifying the terms and conditions, such as maturity or interest rate, of the original cash advance for debt rescheduling purposes) no greater than its aggregate quarterly average balance of receivables arising from credit card holders’ purchase of goods and services (excluding the amount of receivables arising from the purchase of goods and services using an exclusive use card for business purposes) plus its aggregate quarterly amount of payments made by members using their debit cards.

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

Under the Financial Investment Service Regulations, as amended and effective as of January 31, 2019, the soundness requirement of financial investment companies changed from the previous net operating equity ratio requirement to a net equity ratio requirement. The net equity ratio is calculated according to the following formula:

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

Under the Insurance Business Act, the Presidential Decree and other regulations thereunder, for each accounting period, insurance companies are required to appropriate policy reserve that is earmarked for future payments of insurance money, refund and dividends to policyholders (hereinafter collectively referred to as “Insurance Money”) for each insurance contract. However, if an insurance company has reinsured a portion of its insurance contracts with a creditworthy reinsurance company in order to lower its overall risk, in principle, the insurance company is not required to appropriate policy reserve for the reinsured contracts. Instead, the reinsurance company is required to appropriate such policy reserve for the reinsured contracts. However, if an insurance company transfers more than 50% of its risk to a reinsurance company, the amount of risk transferred in excess of 50% will be disregarded for purposes of calculating the solvency margin ratio. In particular, if the ratio of the risks transferred to the reinsurance company to the total risks insured by an insurance company exceeds 50%, such insurance company will be required to have net assets in relation to such risks transferred in excess of the 50% threshold for purposes of the solvency margin requirement. The Insurance Business Act was amended on January 24, 2011 to classify the insurance products into two categories: (i) reportable insurance products and (ii) voluntary insurance products. Under this amendment, only the changes to the terms and conditions of the reportable insurance products require a prior report and approval from the Financial Supervisory Service and the voluntary insurance products can be sold without prior approval from the Financial Supervisory Service. The policy reserve needs to be appropriated in accordance with the policy reserve calculation method for each insurance product as stipulated in amended Insurance Business Act.

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

U.S. Banking Regulations

Our operations in the United States are subject to a variety of regulatory regimes. Shinhan Bank maintains an uninsured branch in New York, which is licensed by the New York State Department of Financial Services (“the Department”) and registered with the banking authority of Korea. Shinhan Bank’s New York branch is subject to regulation and examination by the Department under its licensing authority. In addition, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) exercises examination and regulatory authority over Shinhan Bank’s U.S. branch. We also own a non-member state chartered bank, Shinhan Bank America, which is regulated by the Department, as its chartering authority, and by the Federal Deposit Insurance Corporation (“FDIC”), as its primary federal banking regulator and as the insurer of its deposits. Our U.S. branch and U.S. bank subsidiary are subject to restrictions on their respective activities, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, and restrictions on transactions with affiliates, among other things. We are also a financial holding company and a bank holding company under U.S. banking laws and our U.S. operations are subject to regulation, supervision and enforcement by the Federal Reserve Board.

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

Financial Holding Company

In addition to the direct regulation of Shinhan Bank’s U.S. branch by the Department and the Federal Reserve Board, because we operate a U.S. branch and have a subsidiary bank in the U.S., our nonbanking activities in the United States are subject to regulation by the Federal Reserve Board pursuant to the International Banking Act of 1978, the Bank Holding Company Act of 1956 (the “BHC Act”), and other laws. We have elected to be a “financial holding company” under the BHC Act. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain our financial holding company status, (i) we and our U.S. subsidiary bank located in New York are required to be “well capitalized” and “well managed,” (ii) our U.S. branch is required to meet certain examination ratings, and (iii) our subsidiary bank in New York is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1977 (the “CRA”).

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010 in response to the financial crisis, impacts the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically important institutions, over-the-counter and cleared derivatives, the ability of banking entities, including non-U.S. banks with branches in the U.S., like us, to engage in proprietary trading activities and invest in hedge funds and private equity (the so-called Volcker rule), consumer and investor protection, hedge fund registration, securitization, investment advisors, shareholder “say on pay,” the role of credit-rating agencies, and more. The Dodd-Frank Act requires various federal banking and financial regulatory authorities to adopt a broad range of implementing rules and regulations. Such authorities have significant discretion in drafting the implementing rules and regulations.

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. Pursuant to the Dodd-Frank Act, the Federal Reserve Board has implemented rules that establish enhanced prudential standards for the U.S. operations of foreign banking organizations (“FBOs”) such as us. In imposing such heightened prudential standards on non-U.S. banks such as us, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding company is subject to comparable home country standards.

Our combined U.S. operations are currently and may continue to be subject to certain enhanced prudential standards.

In particular, enhanced prudential standards currently applicable to FBOs:

•

require an FBO with both significant total global consolidated assets and significant U.S. assets (excluding the total assets of each U.S. branch and agency) to establish a U.S. top-tier intermediate holding company (“IHC”) over all U.S. bank and nonbank subsidiaries subject to the proposal;

•	subject an FBO’s IHC to the same capital adequacy standards, including minimum risk based capital and leverage requirements, as those applicable to U.S. bank holding companies;

•

require an FBO with significant combined U.S. assets to have its U.S. operations satisfy certain liquidity risk management standards, conduct liquidity stress tests, and maintain a buffer of highly liquid assets over specified time horizons, and an FBO with less significant combined U.S. assets to conduct an internal liquidity stress test and report the results to the Federal Reserve Board on an annual basis; and

•

subject the largest FBOs with the most significant U.S. operations to heightened compliance obligations with respect to capital plans, capital and leverage standards, capital stress testing, liquidity stress testing and risk management, as well as single counterparty credit limits.

The currently applicable enhanced prudential standards also include requirements relating to overall risk management and debt-to-equity limits for the U.S. operations of FBOs. Rules imposing early remediation requirements on FBOs have yet to be finalized. We continue to assess the full impact of these enhanced prudential requirements on our business, as well as legislative and administrative amendments that may be enacted to change various asset or other thresholds for the application of enhanced prudential standards and other requirements.

The current regulatory environment in the United States may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act. On February 3, 2017, U.S. President Donald Trump signed an executive order calling for a review of U.S. financial laws and regulations in order to determine their consistency with a set of core principles identified in the order. On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the “Reform Act”) was signed into law. Among other regulatory changes, the Reform Act amends various sections of the Dodd-Frank Act, including by modifying the Volcker Rule to exempt certain depository institutions and by raising the asset threshold for U.S. banking organizations to become subject to enhanced prudential standards. The ultimate consequences of the Reform Act and its potential impact on us remain uncertain.

The Reform Act raised the threshold for automatic application of enhanced prudential standards to FBOs under the Dodd-Frank Act from $50 billion in total global consolidated assets to $250 billion. The bill exempted FBOs with total global consolidated assets of less than $100 billion from these enhanced prudential standards effective immediately upon enactment of the bill. FBOs with total global consolidated assets between $100 billion to $250 billion will be exempt from these enhanced prudential standards following an 18-month period unless the Federal Reserve Board determines to apply some or all of these standards to some or all such FBOs or to subject such FBOs to less stringent versions of these standards. In October 2018, the Federal Reserve Board issued a proposed rule that would implement the Reform Act’s changes to the application of enhanced prudential standards with respect to U.S. bank holding companies, and in April 2019 the Federal Reserve Board issued a proposed rule that would implement Reform Act’s changes to the application of enhanced prudential standards with respect to FBOs (the “FBO Tailoring Proposal”). The FBO Tailoring Proposal would delineate three categories of enhanced prudential standards applicable to FBOs based on an FBO’s asset size and other factors such as the degree of the cross-jurisdictional activity, reliance on short-term wholesale funding, nonbank assets, and off-balance sheet exposures of an FBO’s U.S. operations. The FBO Tailoring Proposal generally would determine the stringency of enhanced prudential standards applicable to FBOs based on the risk profile of the FBO’s U.S. operations, rather than its global footprint, with most enhanced prudential standards applying only to FBOs with combined U.S. assets of at least $100 billion. FBOs with global assets of $100 billion or more and a relatively limited U.S. presence, such as us, would be subject to certain minimum standards, with the Federal Reserve Board relying primarily on compliance with comparable home-country prudential standards with respect to such FBOs.

In addition, as an FBO with more than $100 billion in total consolidated assets, we are currently required to submit annually to the Federal Reserve Board and FDIC a resolution plan for the orderly resolution of our U.S. operations under the U.S. Bankruptcy Code or other applicable insolvency laws in a rapid and orderly fashion in the event of future material financial distress or failure. If the Federal Reserve Board and the FDIC jointly determine that the resolution plan is not credible and the deficiencies are not cured in a timely manner, they may jointly impose more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations. If we were to fail to address the deficiencies in the resolution plan when required, we could eventually be required to divest certain assets or operations.

In April 2019, the Federal Reserve Board and FDIC issued a proposed rule addressing the applicability of resolution planning requirements for FBOs (the “FBO Resolution Plan Proposal”). The FBO Resolution Plan

Proposal would apply reduced resolution plan filing requirements to FBOs that have $250 billion or more in total global consolidated assets and that do not otherwise meet certain category thresholds identified in the FBO Tailoring Proposal, such as us, requiring such FBOs to submit a reduced content resolution plan every three years. It remains unclear whether the Federal Reserve Board will adopt final rules amending the enhanced prudential standards or resolution planning requirements currently applicable to us and, if such rules were to be adopted, we cannot predict at this time the extent to which the scope of such final rules would resemble the FBO Tailoring Proposal or FBO Resolution Plan Proposal. It also remains unclear whether any other particular legislative or regulatory proposals will be enacted or adopted. In addition, it is not possible to determine the full extent of any impact on us of any such potential financial reform legislation or rulemaking, or whether any proposed legislation or rulemaking will become enacted or adopted.

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

Capital Requirements. The FDIC imposes capital adequacy standards on state-chartered banks like Shinhan Bank America. The “prompt corrective action” framework under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. In order for our U.S. bank subsidiary to be classified as “well capitalized,” which is necessary in order for us to maintain our financial holding company status, it must maintain a minimum 5% Tier I leverage ratio, a 6.5% common equity Tier I capital ratio, a 8% Tier I risk-based capital ratio and a 10% total risk-based capital ratio.

In order for Shinhan Bank America to be classified as “adequately capitalized” under FDICIA’s prompt corrective action standards, which is necessary in order for Shinhan Bank America to avoid certain restrictions under FDICIA, it must maintain a minimum 4% Tier I leverage ratio, a 4.5% common equity Tier I capital ratio, a 6% Tier I risk-based capital ratio and a 8% total risk-based capital ratio.

As of December 31, 2018, Shinhan Bank America exceeded all of the capital ratio standards for a well capitalized bank with a Tier I leverage ratio of 14.61%, a common equity Tier I risk-based capital ratio of 19.12%, a Tier I risk-based capital ratio of 19.12% and a total risk-based capital ratio of 19.88%.

Activities and Investments of New York-Chartered Banks. Shinhan Bank America derives its lending, investment and other authority primarily from the applicable provisions of New York State Banking Law and the regulations of the Department, as well as FDIC regulations and other federal laws and regulations. See “—Activities and Investments of FDIC-Insured State-Chartered Banks” below. These New York laws and regulations authorize Shinhan Bank America to invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, State and local governments and agencies, and certain other assets. A bank’s aggregate lending powers are not subject to percentage of asset limitations, but, as discussed below, there are limits on the amount of credit exposure that a bank may have to a single borrower or group of related borrowers. A New York-chartered bank may also exercise trust powers upon approval of the Department. Shinhan Bank America does not have trust powers.

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

Prompt Corrective Action. Section 38 of the Federal Deposit Insurance Act provides the federal banking regulators with broad power to take “prompt corrective action” to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends on whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” A bank is deemed to be (i) “well capitalized” if it has total risk-based capital ratio of 10.0% or greater, has a Tier I risk-based capital ratio of 8.0% or greater, has a common equity Tier I capital ratio of 6.5% or greater, has a Tier I leverage capital ratio of 5.0% or greater, and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure, (ii) “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, has a Tier I risk-based capital ratio of 6.0% or greater, has a common equity Tier I capital ratio of 4.5% or greater, has a Tier I leverage capital ratio of 4.0% or greater and does not meet the definition of “well capitalized,” (iii) “undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, has a Tier I risk-based capital ratio that is less than 6.0%, has a common equity Tier I capital ratio of less than 4.5%, or has a Tier I leverage capital ratio that is less than 4.0%, (iv) “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, has a Tier I risk-based capital ratio that is less than 4.0%, has a common equity Tier I capital ratio that is less than 3.0%, or has or a Tier I leverage capital ratio that is less than 3.0%, and (v) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. The regulations also provide that a federal banking regulator may, after notice and an opportunity for a hearing, reclassify a “well capitalized” institution as “adequately capitalized” and may require an “adequately capitalized” institution or an “undercapitalized” institution to comply with supervisory actions as if it were in the next lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. The federal banking regulator may not, however, reclassify a “significantly undercapitalized” institution as “critically undercapitalized.”

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

During the 2008-2009 financial crisis, there were many failures and near-failures among financial institutions. The FDIC insurance fund reserve ratio, representing the ratio of the fund to the level of insured deposits, declined due to losses caused by bank failures and the FDIC then increased its deposit insurance premiums on remaining institutions in order to replenish the insurance fund. The FDIC insurance fund balance increased throughout 2010 and turned positive in 2011. The Dodd-Frank Act requires the FDIC to increase the ratio of the FDIC insurance fund to estimated total insured deposits (“Reserve Ratio”) to 1.35% by September 30, 2020. If bank failures in the future are more costly than the FDIC currently anticipates, then the FDIC may be required to continue to impose higher insurance premiums. Any such increase would increase our non-interest expense. Thus, despite the prudent steps Shinhan Bank America may take to avoid the mistakes made by other banks, its costs of operations may increase as a result of those mistakes by others.

As required by the Dodd-Frank Act, the FDIC revised its deposit insurance premium assessment rates in 2011. In 2016, the FDIC adopted a rule in accordance with provisions of the Dodd-Frank Act that requires large institutions to bear the burden of raising the Reserve Ratio from 1.15% to 1.35% through assessment surcharges for such large institutions. The Reserve Ratio exceeded 1.35% in September 2018.

As a result of the Dodd-Frank Act, the increase in the standard FDIC insurance limit from US$100,000 to US$250,000 was made permanent. The Dodd-Frank Act also removed the prohibition on banks paying interest on demand deposits.

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

Brokered Deposits. Under federal law and applicable regulations, (i) a well capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. In December 2018, the FDIC sought public comment on aspects of FDIC’s brokered deposit and interest rate regulations. The outcome of this request for comment on the FDIC’s regulations in the future is uncertain. Shinhan Bank America had an aggregate amount of US$35.61 million of brokered deposits outstanding as of December 31, 2018.

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

The Dodd-Frank Act created the Consumer Financial Protection Bureau (the “Bureau”) with broad authority to regulate and enforce consumer protection laws. The Bureau has the authority to adopt regulations under numerous existing federal consumer protection statutes. The Bureau may also decide that a particular consumer financial product or service, or the manner in which it is offered, is an unfair, deceptive, or abusive act or practice. If the Bureau so decides, it has the authority to outlaw such act or practice.

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

Transactions with Related Parties. Shinhan Bank America’s authority to engage in transactions with related parties or “affiliates” (i.e., any entity that controls or is under common control with an institution) is limited by Sections 23A and 23B of the Federal Reserve Act. Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the institution and also limits the aggregate amount of transactions with all affiliates to 20% of the institution’s capital and surplus. The term “affiliate” includes, for this purpose, us and any company that we control other than Shinhan Bank America and its subsidiaries.

Loans to affiliates must be secured by collateral with a value that depends on the nature of the collateral. The purchase of low quality assets from affiliates is generally prohibited. Loans and asset purchases with affiliates must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with nonaffiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to nonaffiliated companies. Shinhan Bank America’s authority to extend credit to executive officers, directors and 10% shareholders, as well as entities controlled by such persons, is governed by Regulation O of the Federal Reserve Board. Regulation O generally requires such loans to be made on terms substantially similar to those offered to unaffiliated individuals (except for preferential loans made in accordance with broad based employee benefit plans), places limits on the amount of loans Shinhan Bank America may make to such persons based, in part, on Shinhan Bank America’s capital position, and requires certain approval procedures to be followed.

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

We currently have 15 direct and 26 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

1)	Currently in liquidation proceedings.
2)	We and our subsidiaries currently own 32.6% in the aggregate.
3)	We and our subsidiaries currently own 34.6% in the aggregate.
4)	We and our subsidiaries currently own 1.8% in the aggregate.
5)	We and our subsidiaries currently own 18.9% in the aggregate.
6)	We and our subsidiaries currently own 25.27% in the aggregate.

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Asia Limited (incorporated in Hong Kong);

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Khmer Bank PLC (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	PT Bank Shinhan Indonesia (incorporated in Indonesia);

•	Banco Shinhan de Mexico (incorporated in Mexico);

•	LLP MFO Shinhan Finance (incorporated in Kazakhstan);

•	PT Shinhan Indo Finance (incorporated in Indonesia);

•	Shinhan Microfinance Co., Ltd. (incorporated in Myanmar);

•	Shinhan Investment Corp., USA Inc. (incorporated in the United States);

•	Shinhan Investment Corp., Asia Ltd. (incorporated in Hong Kong);

•	Shinhan Securities Vietnam Co., Ltd. (incorporated in Vietnam);

•	PT Shinhan Sekuritas Indonesia (incorporated in Indonesia);

•	Shinhan Asset Management Indonesia (incorporated in Indonesia);

•	Shinhan BNP Paribas Asset Management (Hong Kong) Limited (incorporated in Hong Kong); and

•	Shinhan DS Vietnam Co. Limited (incorporated in Vietnam).

ITEM 4.D.	Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513	59,519	5,418
Shinhan Investment Corp.	70, Yeoui-daero, Yeoungdeungpo-gu, Seoul, Korea 07325	70,170	4,765
Shinhan Centennial Building	29, Namdaemun-ro 10-gil, Jung-gu, Seoul, Korea 04540	19,697	1,389
Shinhan Bank Gwanggyo Branch	54, Cheonggyecheon-ro, Jung-gu, Seoul, Korea 04540	16,727	6,783
Shinhan Myongdong Branch	43, Myeongdong-gil, Jung-gu, Seoul, Korea 04534	8,936	1,017
Shinhan Youngdungpo Branch	27, Yeongjung-ro, Yeoungdeungpo-gu, Seoul, Korea 07301	6,171	1,983
Shinhan Back Office Support Center	1311, Jungang-ro, Ilsandong-gu, Goyang-si, Gyeonggi-do, Korea 10401	25,238	5,856
Shinhan Bank Back Office and Call Center	251, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06225	40,806	7,964
Shinhan Bank Back Office and Storage Center	1221, 1sunwhan-ro, Sangdang-gu, Cheongju-Si, Chungcheongbuk-do, Korea 28777	6,019	5,376

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Shinhan Card Yoksam-Dong Building	176, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06248	7,348	1,185
Shinhan Data Center	67, Digital Valley-ro, Suji-gu, Yongin-si, Gyeonggi-do, Korea 16878	45,277	9,114
Shinhan Life Insurance headquarters	358, Samil-daero, Jung-gu, Seoul, Korea 04542	30,833	1,978

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2018, Shinhan Bank had a countrywide network of 876 branches. Approximately 22.1% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. Lease terms are generally between two to three years and generally do not exceed five years. As of December 31, 2018, Jeju Bank had 38 branches of which we own 18 of the buildings in which the facilities are located, representing 47.4% of its total branches. Lease terms are generally between one to two years and seldom exceed five years.

As of December 31, 2018, Shinhan Card had 23 branches, all but one of which was leased. Lease terms are generally between one to two years. We also lease Shinhan Card’s headquarters for a term of five years. As of December 31, 2018, Shinhan Investment had a nationwide network of 118 branches of which we own five of the buildings in which the facilities are located, representing 4.24% of its total branches in Korea. Lease terms are generally between one to two years. As of December 31, 2018, Shinhan Life Insurance had 155 branches which we leased for a term of generally one to two years.

The net book value of all the properties owned by us at December 31, 2018 was ~~W~~2,680 billion. We do not own any material properties outside of Korea.

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

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the second largest financial services provider in Korea (as measured by consolidated total assets as of December 31, 2018) and operate the second largest banking business (as measured by consolidated total bank assets as of December 31, 2018) and the largest credit card business (as measured by total credit purchase volume in 2018) in Korea.

Most of our assets are located in, and we generate most of our income from, Korea. Accordingly, our business and profitability are largely dependent on the general economic and social conditions in Korea, including interest rates, inflation, exports, personal expenditures and consumption, unemployment, demand for business products and services, debt service burden of households and businesses, the general availability of credit, the asset value of real estate and securities and other factors affecting the financial well-being of our corporate and retail customers. The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. In recent years, the global economy and financial markets experienced adverse conditions and volatility, which also had an adverse impact on the Korean economy and in turn on our business and profitability. See “Item 3.D. Risk Factors — Risks Relating to Our Overall Business — Difficult conditions and turbulence in the Korean and global economy and financial markets may adversely affect our business, asset quality, capital adequacy and earnings.”

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

In 2018, the average volume of retail loans increased by 9.1% from 2017, primarily as a result of continued increase in home rental long-term deposits loans. In 2018, the average volume of corporate loans increased by 7.8% from 2017, primarily as a result of increased loans to SOHO and small- and medium sized enterprises in the manufacturing, real estate and service industries.

From 2016 to 2017, the average yield on both retail loans and corporate loans increased primarily due to the increase in the base interest rate by the Bank of Korea in November 2017, while the average rate on deposits decreased since our deposits generally have longer maturity profiles than our retail and corporate loans and are therefore less sensitive to movements in base and market interest rates and also due to an increase in the proportion of low cost funding deposits such as liquidity core deposits. Shinhan Bank’s net interest income increased by 10.8% from ~~W~~4,504 billion in 2016 to ~~W~~4,992 billion in 2017. Net interest income after provision for loan losses amounted to ~~W~~3,848 billion and ~~W~~4,508 billion in 2016 and 2017, respectively. Shinhan Bank’s operating income increased by 12.6% from ~~W~~1,959 billion in 2016 to ~~W~~2,206 billion in 2017.

From 2017 to 2018, the average yield on both retail loans and corporate loans and the average rate on deposits increased primarily due to the increase in the base interest rate by the Bank of Korea in November 2017 and November 2018. Meanwhile, the increase in the average yield rate on retail and corporate loans was higher than that of deposits since our deposits generally have longer maturity profiles than our retail and corporate loans and are therefore less sensitive to movements in the base and market interest rates. Shinhan Bank’s net interest income increased by 11.9% from ~~W~~4,992 billion in 2017 to ~~W~~5,586 billion in 2018. Net interest income after provision for loan losses amounted to ~~W~~4,508 billion and ~~W~~5,340 billion in 2017 and 2018, respectively. Shinhan Bank’s operating income increased by 43.5% from ~~W~~2,206 billion in 2017 to ~~W~~3,165 billion in 2018.

As for Shinhan Card, its operating revenue is largely dependent on transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general Korean economy, such as general consumer spending patterns in

Korea. Shinhan Card’s operating revenues increased by 11.2% from ~~W~~4,673 billion in 2016 to ~~W~~5,197 billion in 2017, largely due to an increase in reversal of allowances for credit card loan losses. Shinhan Card’s operating revenues decreased by 27.8% from ~~W~~5,197 billion in 2017 to ~~W~~3,752 billion in 2018, largely due to a decrease in fees and commission income as a result of the application of IFRS 15. Consideration payables to customers, which had previously been recognized as fees and commission expense, are now recognized as reductions of fees and commission income under IFRS 15. In addition, fees and commission income was further decreased as a result of the Government’s policies to lower credit card merchant fees, which was partially offset by an increase in fees and commission income from lease operations resulting from Shinhan Card’s efforts to diversify its revenue sources in response to such Government policies.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2018 and our current outlook for 2019 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2019.

Trends in the Korean Economy

During the first half of 2018, the global economy showed continued signs of recovery, but momentum weakened during the second half of 2018. During the first half of 2018, major economies implemented quantitative easing and fiscal expansion policies, resulting in increased liquidity and the consequent rise in asset prices, driving strong to moderate growth and continued recovery for both major and emerging economies. During the first half of the year, major economies including the United States continued to experience strong growth, and China and India led the moderate growth of Asian economies. Economies relying primarily on raw material exports such as Russia and Brazil also began to shake off sluggishness. However, during the latter half of 2018, concerns over a general global economic slowdown arose amid slowing signs of growth in major economies, U.S. interest rate hikes and potential escalation and/or prolonging of the trade war between the U.S. and China as each country introduced tariffs on goods traded with the other. In particular, monetary tightening in major economies, such as the Federal Reserve Board’s decision to increase interest rates and the European Central Bank’s quantitative easing policies has had a dampening effect on asset prices, including stock prices and real estate assets, which has contributed to the weakening of consumer and investor sentiment.

In 2018, the Korean economy recorded a growth rate of 2.7% compared to a growth rate of 3.1% in 2017 due to sluggish economic growth as well as a decline in consumer sentiment during 2018 compared to 2017. Korea’s annual growth rate of gross domestic product was 2.8% in the first quarter of 2018, 2.8% in the second quarter of 2018, 2.0% in the third quarter of 2018 and 3.1% in the fourth quarter of 2018. Exports continued to grow steadily in 2018, partly driven by an increase in exports of semiconductors. However, stronger regulations on household debt by the Government and reductions to the social overhead capital budget negatively affected the construction industry, and global and domestic demand for traditional manufacturing businesses including the automotive industry showed signs of decline which led to weaker levels of production and investments in infrastructure. Despite the Government’s income based growth and employment policies, job creation levels dropped and unemployment rates rose to historic levels since the financial crisis, adversely affecting private consumption and consumer sentiment in the Korean economy. In 2019, the overall sluggishness in the Korean economy is expected to continue as investments in infrastructure are expected to remain weak and as exports and domestic consumption levels are expected to show signs of slowing. The growth in exports for semiconductors, which has been the main driver of exports in recent years, are expected to slow slightly due to an increase in supply from China, and a lower level of investments in infrastructure is expected to have a further dampening effect on investor sentiment surrounding the Korean economy. However, Government efforts to stimulate the economy, particularly policies towards increasing social overhead capital budget are expected to contribute to a recovery in the Korean economy and act as a buffer against dramatic economic declines.

In 2019, we consider the following as potential risks to the Korean economy: (i) a prolonged slump in the Korean economy resulting from slowing of job creation and exacerbation of unemployment issues, particularly a rise in youth unemployment; (ii) China’s slowing growth and the possibility of a hard landing for China; (iii) potential decline in productivity due to aging demographics and low birth rates; (iv) concerns within the financial sectors due to high levels of household debt; (v) uncertainty and volatility regarding the political and economic policies, including growing protectionism, of the United States and other major economies; (vi) the possibility of more rapid than expected increases in interest rates by the major economies; (vii) the increased volatility of foreign exchange markets due to the varying monetary policies of the global economies including increases in base interest rates; and (viii) political risks including political instability due to North Korea.

As for interest rate movements, since 2009, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015, 1.50% in June 2015 and further reduced such rate to the historic low of 1.25% in June 2016. In November 2017, the Bank of Korea raised the base interest rate to 1.50%, marking the first time it increased the base interest rate since 2011, and in November 2018 further raised the base interest rate from 1.50% to 1.75%, citing concerns over household debt in the aggregate exceeding ~~W~~1,500 trillion and potential outflow of funds due to the widening interest rate differential between the base interest rate of the Bank of Korea and the benchmark interest rate of the Federal Reserve Board. After increasing its benchmark interest rate three times during 2017, the Federal Reserve Board increased its benchmark interest rate four times during 2018, most recently to a range of 2.25% to 2.50% in December 2018 when it signaled that it expected to raise the benchmark interest rate another two times during 2019. The Bank of Korea’s policy path of interest rates in 2019 and for the foreseeable future remains uncertain and will be affected in part by the policy path of the Federal Reserve Board, which also remains uncertain for the foreseeable future.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

In 2018, major commercial banks in Korea continued to experience modest growth in terms of assets, principally due to continued growth in the demand for loans from both corporate and retail customers, particularly small- and medium-sized enterprises and other personal retail loans, despite weakened demand for mortgage loans due to Government measures including real estate measures aimed at curbing household debt. Asset quality also continued to improve in terms of delinquency and non-performing loan ratio. Net interest margin for commercial banks generally increased, largely due to an increase in market interest rates in 2017 resulting from increases in base interest rate by the Bank of Korea in November 2017 and November 2018.

In 2019, the Government is expected to further tighten regulations aimed at curbing household loans, which may pose as a potential limiting factor on the growth of commercial banks in Korea. In addition, the acceleration of digitalization, including as a result of the rapid growth of new competitors such as online service providers, technology companies and Internet-only banks introducing and operating financial platforms that did not exist in the past, have dismantled many of the traditional barriers among players in the financial industry and, together with social issues such as sluggish growth amid an aging population and low birthrates, have further intensified competition faced by commercial banks. The resulting competition is also expected to be more complex and go beyond traditional price based competition, requiring banks to focus on integrating their services with new and existing financial platforms in order to provide differentiated value. Government policies focusing on protection of financial consumers and encouraging inclusive financial policies are also expected to lead to further competition among banks for relevant businesses such as businesses to support the middle class, socially disadvantaged classes, small businesses and startups. As there is increased risk of a decline in asset quality, particularly in an higher interest rate environment, we believe increased risk management capabilities will become increasingly important and have a more direct impact on the financial performance of commercial banks.

Credit Cards

In 2018, despite a steady increase in the total amount of card usage, credit card companies in Korea generally experienced a decline in net profits due to regulations such as decreases in the applicable rate of merchant fees for small- and medium-sized enterprises and reductions to the interest rates for loans. In addition, there were increasingly competitive offerings from Internet-only banks through accounts with lower merchant fees compared to conventional checking accounts.

In 2019, following the widespread usage of fintech, increased competition with Internet communications technology companies and other fintech related competitors is expected to continue. Government regulations aimed at reducing merchant fees chargeable by credit card companies are expected to put further downward pressure on the results of operations for credit card companies, and government initiatives including the launch of Zero Pay and plans to establish an open banking system are also expected to limit the growth potential for credit card companies in 2019. We believe that strengthening the competitiveness of our existing businesses, continuing to develop new sources of growth through the cultivation of new business opportunities, such as big data-related businesses, and expanding our businesses in global markets will be essential in an increasingly competitive market.

Securities

During the first half of 2018, the securities industry in Korea reported an increase in net profits due to an increase in fees and commissions resulting from a general rebound in the global stock markets. However, the volume of domestic transactions decreased during the second half of 2018 amid concerns over a general global economic slowdown, leading to a gradual decrease in brokerage commissions and hence revenue for securities firms in Korea.

In 2019, we expect various groups of competition to emerge as the scope of businesses security firms are permitted to take on become different according to the amount of available capital. Investment companies, which are classified into financial investment business entities and comprehensive financial investment business entities depending on the amount of available capital, are expected to differentiate their main business models according to the scope of business they are licensed to conduct. Due to increasing economic uncertainty and market volatility, it is expected that demand for asset management services will increase and, as such, wealth management capabilities will become increasingly important.

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

Life Insurance

In 2018, the life insurance industry’s overall revenue increased slightly despite an increase in loss from insurance businesses, due to an increase in gains on investments.

In 2019, the life insurance industry’s overall revenue is expected to remain stable or decrease slightly as factors such as slowing economic growth, aging population and low birthrates are expected to be mostly offset by a steady increase in demand for health insurance products and retirement pension insurance products and an increase in gains on investments following the trend of increasing interest rates. Under IFRS 17, which is expected to become effective beginning 2022, insurance contract liabilities will be calculated in terms of market value instead of book value, and life insurance companies may have significantly higher debt balances due to higher insurance liabilities, thereby resulting in a decrease in risk-based capital and the need for capital expansion. Competition is expected to remain intense as the life insurance industry in Korea is mature and saturated, and the ability to offer differentiated services in order to attract the growing population of the elderly and the retirees’ products will continue to be an ever important competitive factor.

Asset Management

In 2018, the total amount of assets under management increased by 7.3% from ~~W~~949.6 trillion in 2017 to ~~W~~1,018.7 trillion in 2018, primarily due to an increase in private equity funds, including real estate funds and special asset funds. Operating profits increased slightly by 4.2% to ~~W~~814.5 billion in 2018 due to an increase in fees and commissions primarily as a result of the increase in the total amount of assets under management, which was partially offset by a decrease in non-operating income.

In 2019, we expect the overall volume of the asset management industry to continue to grow, mainly driven by an expansion of the private fund market including pension funds and institutional investors, which is expected to continue to outpace the growth of the public fund market. The asset management industry is highly volatile and sensitive to the general trends in the overall cycles in the general economy and financial markets. Global market volatility is likely to remain intense given the geopolitical risks such as the ongoing trade disputes and Brexit. Investment in medium-risk, medium-return funds is expected to increase as retail investors tend to avoid high risk investments while the private fund market focusing on high net-worth clients is expected to continue to grow amid income polarization. Whereas the retail public fund market focusing on retail investors is shrinking, the demand for long-term investment funds such as individual pension trust and retirement pension trust is expected to continue to grow. In addition, socially responsible or environmental, social and governance investments are expected to grow amid implementation of the Korea Stewardship Code and similar initiatives and the resulting trend of increasing payouts by companies.

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

Due, in part, to the variety of services being offered and the broad range of potential customers, specialized credit providers often find it relatively easy to develop new customer segments and provide niche offerings. Due to the relatively low barriers of entry, however, competition is intense and is expected to further intensify as a result of the commencement of automobile loan offerings by commercial banks and the expanded entry into personal loan markets by micro lenders. In addition, on September 30, 2015, the National Assembly of Korea

passed an amendment to the Credit Finance Business Act, which, among other things, aims at alleviating restrictions on entry into the credit finance industry by lowering the minimum capital requirements for new entrants. In line with recent Government policies emphasizing productive finance, we expect that specialized credit providers will continue to focus their efforts on finding new business opportunities, including by expanding the new technology finance segment and selective overseas expansions.

Interest Rates

Interest rate movements, in terms of magnitude and timing as well as their relative impact on our assets and liabilities, have a significant impact on our net interest margins and profitability, particularly with respect to its financial products that are sensitive to such movements. For example, if the interest rates applicable to Shinhan Bank’s loans (which are recorded as our assets) decrease at a faster pace or by a wider margin, or increase at a slower pace or by a thinner margin, compared to the interest rates applicable to its deposits (which are recorded as our liabilities), Shinhan Bank’s net interest margin will shrink and its profitability will be negatively affected. In addition, the relative size and composition of Shinhan Bank’s variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact Shinhan Bank’s net interest margin. Furthermore, the difference in the average repricing frequency of Shinhan Bank’s interest-earning assets (primarily loans) compared to its interest-bearing liabilities (primarily deposits) may also impact its net interest margin. For example, since Shinhan Bank’s deposits currently have a longer term, on average, than that of its loans, its deposits are on average less sensitive to movements in the base interest rates on which its deposits and loans tend to be pegged, and therefore, an increase in the base interest rates tends to increase its net interest margin while a decrease in the base interest rates tends to have the opposite effect. Since Shinhan Bank is one of our principal operating subsidiaries, its net interest margin and profitability have a substantial effect on our overall net interest margin and profitability. While we continually manage our assets and liabilities to minimize our exposure to the interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner.

The interest rate charged to customers by our banking subsidiaries is based, in part, on the “cost of funds index,” or COFIX, which is published by the Korean Federation of Banks. COFIX is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of eight major Korean banks (comprised of Shinhan Bank, Kookmin Bank, Woori Bank, KEB Hana Bank, Nonghyup Bank, Industrial Bank of Korea, Citibank Korea and Standard Chartered Bank Korea). Each bank then independently determines the interest rate applicable to its respective customers by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. These interest rates are typically adjusted on a monthly basis. In January 2019, the Financial Services Commission announced plans to reflect rates for short term deposits such as demand deposits when computing the “cost of funds index,” or COFIX, which is expected to result in lower interest rates for household loans compared to the previous COFIX rate.

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance-Based(4)	COFIX New Borrowing-Based(5)
June 30, 2014	3.10	2.68	2.65	2.78	2.58
December 31, 2014	2.43	2.10	2.13	2.58	2.10
June 30, 2015	2.01	1.79	1.65	2.22	1.75
December 31, 2015	2.11	1.66	1.67	1.90	1.66
June 30, 2016	1.69	1.25	1.37	1.75	1.54
December 31, 2016	2.13	1.64	1.52	1.62	1.51
June 30, 2017	2.24	1.70	1.38	1.58	1.47
December 31, 2017	2.68	2.14	1.66	1.66	1.77
June 30, 2018	2.77	2.12	1.65	1.83	1.82
December 31, 2018	2.29	1.82	1.93	1.95	1.96

Source: Korea Financial Investment Association Bond Information Service

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.
(2)	Measured by the yield on three-year treasury bonds.
(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).
(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.
(5)	Measured based on the weighted average of the borrowing rates for new funding for each month made by the commercial banks that are subject of the COFIX reporting.

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

Non-derivative Financial Assets

Classification, measurement and impairment of non-derivative financial assets has been amended due to the adoption of IFRS 9 ‘Financial Instruments’ which became effective from January 1, 2018. As this report exhibits comparative financial statements prior to and after the adoption of the new standard, the critical accounting policies presented herein include information with regard to both IAS 39 and IFRS 9.

Non-derivative financial Assets — classification and measurement policy applicable before January 1, 2018 under IAS 39

Financial assets are classified into four categories. (i) Financial assets at fair value through profit or loss (“FVTPL”) are financial assets that are held for trading or designated at fair value through profit or loss upon initial recognition. These financial assets are measured at fair value after initial recognition and the changes in the fair value are recognized through profit or loss of the period. Costs attributable to the acquisition are immediately expensed in the period. (ii) Held-to-maturity financial assets are non-derivative assets with fixed or determinable payments and fixed maturity that we have the positive intent and ability to hold to maturity. They are carried at amortized cost using the effective interest method after their initial recognition. (iii) Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. (iv) Available-for-sale (“AFS”) financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. They are measured at fair value after their initial recognition.

Non-derivative financial Assets — classification and measurement policy applicable from January 1, 2018 under IFRS 9

Under IFRS 9, non-derivative financial assets are classified and measured at fair value through profit or loss with the changes in fair value recognized in profit and loss as they arise, unless restrictive criteria are met for classifying and measuring the asset at either amortized cost (“AC”) or fair value through other comprehensive income (“FVOCI”). A financial asset shall be measured at FVOCI or at AC if both of the following conditions are met:

•	the objective of our business model is to hold assets only to collect cash flows, or to collect cash flows and to sell (“the Business Model test”); and

•	the contractual cash flows of an asset give rise to payments on specified dates that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding (“the SPPI test”).

Despite meeting both criteria of the Business Model test and the SPPI test, we may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’). Hybrid financial instruments which do not meet the criteria of contractual cash flow characteristics such as convertible bonds, equity-linked securities and structured deposits were classified as FVTPL regardless of its business model because the accounting to bifurcate embedded derivatives from the host contract is not allowed under IFRS 9.

Also, a special designation for equity instruments is allowed at initial recognition that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. It becomes important to distinguish these equity investments from other financial assets. IFRS 9 defines an equity investment as one meeting the definition of an equity instrument in IAS 32, Financial Instruments: Presentation — i.e., any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Under IFRS 9, puttable instruments, which were previously classified as equity instruments in accordance with the exemption of IAS 32, are no longer qualified to be classified as equity instruments from the investor’s perspective. Some equity stocks, equity investments and beneficiary certificates which had been included in available-for-sale equity instruments under IAS 39 were re-classified into FVTPL because of their puttable characteristics upon adoption of IFRS 9.

Valuation of Financial Assets and Liabilities

All financial assets are measured at fair value except held-to-maturity financial assets and loans and receivables under IAS 39 and financial assets at amortized cost under IFRS 9. The fair value of financial instruments being traded in an active market are determined by the published market prices at the end of each period. The published market prices of financial instruments being held by us are based on notifications by trading agencies. Where the market for a financial instrument is not active, such as in the case of over-the-counter market derivatives, fair value is determined by using either a valuation technique or an independent third-party valuation service.

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

Impairment of Financial Assets

Under IAS 39, a financial asset (or in aggregate thereof) as of the end of the reporting period was considered to be impaired only when there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Losses expected as a result of future events, no matter how likely, were not recognized under IAS 39. However, after the adoption of IFRS 9, we changed our impairment policy to recognized loss allowance for expected credit loss, and therefore we have been recognizing impairment loss on a more forward-looking basis and in a more timely manner than we did previously.

As IFRS 9 is based on expected credit loss, we evaluate whether the credit risk on a financial asset has increased significantly since initial recognition at the end of each reporting period. When making such assessment, we use the change in the risk of a default occurring over the expected life of the financial asset instead of the change in the amount of expected credit losses. In order to make this assessment, we compare the risk of a default occurring on the financial asset as at the end of the reporting period with the risk of a default occurring on the financial asset as at the date of initial recognition, considering reasonable and supportable information that is available without undue cost or effort and that demonstrates significant increases in credit risk since initial recognition. We consider changes in the risk of default estimated from changes in internal credit rating, qualitative factors, days of delinquency, and others as part of the evaluation criteria for significant increases in credit risk. For details, see Note 4 of the notes to our consolidated financial statements included in this annual report. Impairment losses under IAS 39 on the other hand were estimated on the basis of historical loss experience, and estimated future cash flows for financial assets, assessed collectively, were calculated based on impairment history of other similar financial assets with similar credit risk characteristics.

As for measurement model, IAS 39 determined whether to use an individual or collective assessment basis depending on the individual significance and the existence of objective evidence of impairment. However, IFRS 9 has three types of measurement models – general approach, impairment approach, or simplified approach, depending on whether the financial asset was already impaired at the date of initial recognition and the classification of financial asset. We apply the general approach to most of our loans at amortized cost. The general approach requires recognition of lifetime expected credit losses for all financial assets for which there have been significant increases in credit risk since initial recognition — whether assessed on an individual or collective basis — considering all reasonable and supportable information, including that which is forward-looking.

As for measurement items, impairment standards of IAS 39 were applied to loans and receivables, available-for-sale securities and held-to-maturity securities, respectively. However, expected credit losses under IFRS 9 are recognized on debt instruments at FVOCI or at AC, loan commitments and financial guarantee contracts regardless of whether the type of financial instrument is securities or loans or whether it is on-balance or off-balance. In addition, as all equity instruments under IFRS 9 are measured at FVTPL or at FVOCI and the amount recognized in other comprehensive income shall not be subsequently transferred to profit or loss, impairment standards of IFRS 9 are not applied to equity instruments. In contrast, under IAS 39, a significant or prolonged decline in fair value of an available-for-sale equity security below its cost was considered as objective evidence of impairment, and the cumulative other comprehensive gain or loss was realized to profit or loss.

Allowance for Loan Losses

Loans are classified as financial assets at amortized cost except certain loans whose contractual cash flows do not consist solely of payments of principal and interest on the principal amount outstanding. Under IAS 39, loans were only permitted to be classified as loans and receivables. Loans at amortized cost under IFRS 9 are and loans and receivables under IAS 39 were subject to the application of impairment standards. The allowance for loan losses has increased due to the adoption of IFRS 9 and the subsequent application of the new impairment model — expected credit loss model (whereas IAS 39 previously applied the incurred loss model). The allowance for loan losses for the comparative financial statements as at the end of the period prior to adoption of the new standard were not restated, and the transition impact upon the initial adoption of IFRS 9 was recognized in retained earnings as of January 1, 2018.

The methodology for determining allowance for loan losses is as follows and is mainly focused on Shinhan Bank which holds the majority of our loan assets.

- Allowance for loan losses assessed individually

Allowance for loan losses assessed individually is based on the management’s best estimate derived from present value of future cash flows that are expected to be collected from debt instruments subject to assessment. When forecasting these cash flows, we utilize all relevant information and financial circumstances available such as net realizable value of relevant collateral and operating cash flows of counterparties. Based on the individual significance, Shinhan Bank determines whether to apply individual or collective assessment — collective assessment is applied for loans that are not individually significant or loans that are individually significant but do not have significant increases in credit risk. Individual assessment is applied for loans that have relatively large balances and which have had significant increase in credit risk or have become impaired. Under IAS 39, Shinhan Bank evaluated impaired loans with relatively large balances individually. Shinhan Bank classifies credit-impaired borrowers with loan amounts of over ~~W~~3 billion as subject to individual assessment (quantitative criteria) and also considers certain other factors such as asset quality, financial ratios, audit opinions and signs of insolvency (qualitative criteria).

Meanwhile, retail loans are not subject to individual assessment as they are not significant in amount from Shinhan Bank’s overall credit risk management perspective.

- Allowance for loan losses assessed collectively

Allowance for loan losses assessed collectively uses estimation model based on experience loss ratio in order to measure expected credit loss (incurred loss under IAS 39) embedded in portfolios. This model considers various factors such as the type of borrower, credit rating and maturity in order to apply Probability of Default (“PD”) of each financial asset (or in the aggregate), recovery rate per loan and collateral, as well as Loss Given Default (“LGD”). Additionally, we modelize the measurement of inherent loss and apply consistent assumptions in order to determine the input variables based on current circumstances and historical and forward-looking information. For forward-looking information, we utilize economic outlooks published by domestic and overseas research institutes or government and public agencies. We also reflect estimates of future macroeconomic conditions that we believe have been prepared without bias from a neutral viewpoint in measuring expected credit losses. The methodology and assumptions used in this model are reviewed on a regular basis in order to minimize the difference between estimated allowance for loan loss and actual loan loss.

Shinhan Bank uses a PD/LGD model for collective assessment using three risk components — Exposure At Default (“EAD”), PD and LGD. EAD refers to the expected exposure at the time of default. EAD of financial assets are equal to the total carrying amount of such asset, and EAD of loan commitments or financial guarantee contracts are calculated as the sum of the amount already used and the amount expected to be used in the future.

As for measurement of PD by loan type, we estimate PD for corporate credit exposure based on internal credit ratings and PD for retail credit exposure based on Behavior Scoring System (BSS) ratings (which are largely based on the credit history of retail loan borrowers and predict such borrowers’ payment patterns) and product type. If there hasn’t been a significant increase in credit risk since initial recognition, we use probability of default events occurring within the next 12 months. However if there has been a significant increase in credit risk, we use probability of default events occurring over the remaining lifetime of the loan.

LGD refers to the expected loss if a borrower defaults. We calculate LGD, where LGD = (1 – RR), based on the Recovery Rate (“RR”) measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower and cost of recovery. In particular, LGD for retail loan products use loan-to-value ratio as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

We believe that the accounting estimates related to impairment of loans at amortized cost and our allowance for loan losses are “critical accounting policies” because: (1) they are highly susceptible to change from period to period since they require us to make assumptions about future default rates and losses relating to our loan portfolio; and (2) any significant difference between our estimated losses on loans (as reflected in our allowance for loan losses) and actual losses on loans could require us to record additional provisions for loan losses which, if significant, could have a material impact on our profit. Our assumptions about estimated losses require significant judgment because actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

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

IFRS 9 maintains the mechanics of hedge accounting (three types of hedge accounting) as defined in IAS 39 but modifies it such that it becomes less complex and more aligned with the actual way risks are managed as compared to IAS 39. Previous hedging relationships which hedge accounting had been applied under IAS 39 therefore still remain effective after adoption of IFRS 9.

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

Recently Adopted Standards and Interpretations

IFRS 9, ‘Financial Instruments’

IFRS 9, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in IAS 39, Financial Instruments: Recognition and Measurement. We have adopted IFRS 9 for the year beginning on January 1, 2018 and have recognized the accumulated effect resulting from the initial application of IFRS 9 starting January 1, 2018, the date of initial application.

Key features related to our management accounting estimates due to the change of this accounting standard are described above, and the transition effects of the adoption of this new standard are included in Note 60 of the notes to our consolidated financial statements included in this report. The implementation of IFRS 9 with effect from January 1, 2018 renders certain of our historical financial information as of and for the years ended December 31, 2015, 2016 and 2017 not directly comparable with that of our financial information after January 1, 2018.

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

Effects on equity as a result of initial application of IFRS 15 are included in Note 60 of the notes to our consolidated financial statements included in this annual report.

New Standards and Interpretations Not Yet Adopted

IFRS 16, ‘Lease’

IFRS 16, enacted on May 22, 2017, is effective for annual reporting periods beginning on or after January 1, 2019 and may not be applied earlier. IFRS 16 replaces existing lease standards, including IAS 17 ‘Leases’, IFRIC 4, ‘Determining whether an arrangement contains a lease’, SIC-15 ‘Operating lease: Incentive’ and SIC-27, ‘Evaluating the substances of transactions involving the legal form of a lease.’

At the inception of a contract, an entity shall assess whether the contract is, or contains, a lease. However, as a practical expedient, for contracts previously identified either as leases or not leases, an entity is not required to reassess whether the contract is, or contains, a lease at the date of initial application. For a contract that is, or contains, a lease, a lessee or a lessor shall account for each lease component within the contract as a lease separately from non-lease components of the contract.

A lessee shall recognize a right-of-use asset, which indicates an asset that represents a lessee’s right to use an underlying asset for the lease term, and a lease liability, which indicates an obligation to make lease payments. However, a lessee may elect not to apply the requirements to short-term leases and leases for which the underlying asset is of low value. Also, as a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components and instead account for each lease component and any associated non-lease components as a single lease component. There has not been a material change in the accounting treatment for a lessor under IFRS 16 as compared to that under the existing standard IAS 17.

Average Balance Sheet and Volume and Rate Analysis

Average Balances and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, in 2016, 2017 and 2018.

	Year Ended December 31,
	2016					2017					2018
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks(2)	~~W~~	17,552	~~W~~	186	1.06%	~~W~~	10,726	~~W~~	168	1.56%	~~W~~	10,747	~~W~~	189	1.76%
Loans(3)
Retail loans		101,092		3,236	3.20		105,998		3,416	3.22		115,622		4,029	3.48
Corporate loans		126,891		4,117	3.24		133,602		4,395	3.29		144,063		5,154	3.58
Public and other loans		2,261		73	3.23		2,126		70	3.30		2,486		87	3.49
Loans to banks		5,898		96	1.64		5,430		112	2.05		4,915		122	2.48
Credit card loans		18,804		1,708	9.09		19,943		1,681	8.43		21,527		1,790	8.32

Total loans		254,946		9,230	3.62		267,099		9,674	3.62		288,613		11,182	3.87

Securities(4)		79,092		1,692	2.14		91,215		1,871	2.05		101,614		2,113	2.08
Other interest-earning assets		—		128	—		—		86	—		—		88	—

Total interest-earning assets	~~W~~	351,590	~~W~~	11,236	3.20%	~~W~~	369,040	~~W~~	11,799	3.20%	~~W~~	400,974	~~W~~	13,572	3.38%

Non-interest-earning assets
Cash and due from banks	~~W~~	3,367				~~W~~	10,844				~~W~~	11,409
Derivative assets		2,207					2,020					2,263
Property and equipment and intangible assets		7,319					7,293					7,313
Other non-interest-earning assets		22,539					23,089					24,328

Total non-interest-earning assets	~~W~~	35,432				~~W~~	43,246				~~W~~	45,313

Total assets	~~W~~	387,022	~~W~~	11,236		~~W~~	412,286	~~W~~	11,799		~~W~~	446,287	~~W~~	13,572

Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	~~W~~	30,865	~~W~~	113	0.37%	~~W~~	35,978	~~W~~	129	0.36%	~~W~~	37,714	~~W~~	148	0.39%
Savings deposits		63,061		374	0.59		69,671		353	0.51		74,467		415	0.56
Time deposits		123,716		2,030	1.64		121,050		1,873	1.55		130,846		2,362	1.81
Other deposits		4,744		70	1.47		8,164		127	1.57		8,525		167	1.96

Total interest-bearing deposits		222,386		2,587	1.16		234,863		2,482	1.06		251,552		3,092	1.23

Trading Liabilities		10		—	—		2		—	—		—		—	—
Borrowings		24,832		301	1.21		28,158		352	1.25		29,364		468	1.59

	Year Ended December 31,
	2016					2017					2018
	Average Balance(1)		Interest Income/ Expense		Yield /Rate	Average Balance(1)		Interest Income/ Expense		Yield /Rate	Average Balance(1)		Interest Income/ Expense		Yield /Rate
	(In billions of Won, except percentages)
Debt securities issued		42,578		1,086	2.55		47,151		1,085	2.30		55,931		1,337	2.39
Other interest-bearing liabilities		2,897		57	1.99		3,276		37	1.09		3,213		95	2.98

Total interest-bearing liabilities	~~W~~	292,703	~~W~~	4,031	1.38%	~~W~~	313,450	~~W~~	3,956	1.26%	~~W~~	340,060	~~W~~	4,992	1.47%

Non-interest-bearing liabilities
Non-interest-bearing deposits	~~W~~	3,336				~~W~~	3,574				~~W~~	3,547
Derivatives liabilities		2,676					2,228					2,889
Insurance liabilities		21,201					23,453					25,388
Other non-interest-bearing liabilities		35,503					36,595					39,739

Total non-interest-bearing liabilities	~~W~~	62,716				~~W~~	65,850				~~W~~	71,563

Total liabilities	~~W~~	355,419	~~W~~	4,031		~~W~~	379,300	~~W~~	3,956		~~W~~	411,623	~~W~~	4,992

Total equity attributable to equity holder of the Group		30,764					32,210					33,876
Non-controlling interests		839					776					788

Total liabilities and equity	~~W~~	387,022	~~W~~	4,031		~~W~~	412,286	~~W~~	3,956		~~W~~	446,287	~~W~~	4,992

Net interest spread(5)					1.82%					1.94%					1.91%
Net interest margin(6)					2.05%					2.13%					2.14%
Average asset liability ratio(7)					120.12%					117.73%					117.91%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Due from banks as of December 31, 2018 consists of due from banks at amortized cost and due from banks at fair value through profit or loss.
(3)

Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current. Loans as of December 31, 2018 consist of loans at amortized cost and loans at fair value through profit or loss.

(4)

Average balance of and yield on securities are based on book value. Securities as of December 31, 2018 consist of securities at fair value through profit or loss, securities at fair value through other comprehensive income and securities at amortized cost.

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

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2018 compared to 2017 and (ii) 2017 compared to 2016. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change.

	From 2017 to 2018 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	—	~~W~~	21	~~W~~	21
Loans:
Retail loans		323		290		613
Corporate loans		358		401		759
Public and other loans		12		5		17
Loans to banks		(11)		21		10
Credit card loans		132		(23)		109

Total loans		814		694		1,508

Securities		216		26		242
Other interest-earning assets		—		2		2

Total interest income	~~W~~	1,030	~~W~~	743	~~W~~	1,773

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	6	~~W~~	13	~~W~~	19
Savings deposits		25		37		62
Time deposits		160		329		489
Other deposits		6		34		40

Total interest-bearing deposits		197		413		610

Borrowings		16		100		116
Debt securities issued		209		43		252
Other interest-bearing liabilities		(1)		59		58

Total interest expense	~~W~~	421	~~W~~	615	~~W~~	1,036

Net increase (decrease) in net interest	~~W~~	609	~~W~~	128	~~W~~	737

	From 2016 to 2017 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	(88)	~~W~~	70	~~W~~	(18)
Trading assets		46		5		51
Loans:
Retail loans		158		22		180
Corporate loans		220		58		278
Public and other loans		(4)		1		(3)
Loans to banks		(8)		24		16
Credit card loans		100		(127)		(27)

Total loans		466		(22)		444

Securities:
Available-for-sale financial assets		84		(45)		39
Held-to-maturity financial assets		147		(58)		89

Total securities		231		(103)		128

Other interest-earning assets		—		(42)		(42)

Total interest income	~~W~~	655	~~W~~	(92)	~~W~~	563

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	18	~~W~~	(2)	~~W~~	16
Savings deposits		37		(58)		(21)
Time deposits		(43)		(114)		(157)
Other deposits		53		4		57

Total interest-bearing deposits		65		(170)		(105)

Borrowings		41		10		51
Debt securities issued		111		(112)		(1)
Other interest-bearing liabilities		7		(27)		(20)

Total interest expense	~~W~~	224	~~W~~	(299)	~~W~~	(75)

Net increase (decrease) in net interest	~~W~~	431	~~W~~	207	~~W~~	638

Results of Operations

2018 Compared to 2017

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2017		2018		% Change
	(In billions of Won, except percentages)
Net interest income	~~W~~	7,843	~~W~~	8,580	9.4%
Net fees and commission income		1,711		1,939	13.3
Net other operating income (expense)		(5,724)		(6,020)	5.2

Operating income	~~W~~	3,830	~~W~~	4,499	17.5%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2017		2018		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	~~W~~	168	~~W~~	189	12.5%
Loans		9,674		11,182	15.6
Securities		1,871		2,113	12.9
Other interest income		86		88	2.3

Total interest income	~~W~~	11,799	~~W~~	13,572	15.0%

Interest expense:
Deposits	~~W~~	2,482	~~W~~	3,092	24.6%
Borrowings		352		468	33.0
Debt securities issued		1,085		1,337	23.2
Other interest expense		37		95	156.8

Total interest expense	~~W~~	3,956	~~W~~	4,992	26.2%

Net interest income	~~W~~	7,843	~~W~~	8,580	9.4%

Net interest margin(1)		2.13%		2.14%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balances and Related Interest.”

Interest income. Interest income increased by 15.0% from ~~W~~11,799 billion in 2017 to ~~W~~13,572 billion in 2018 primarily due to an increase in interest on loans and, to a lesser extent, an increase in interest on securities resulting from an increase in the average balance of government and public bonds. Interest on loans increased by 15.6% from ~~W~~9,674 billion in 2017 to ~~W~~11,182 billion in 2018 primarily as a result of increases in the average balances of and average lending rates on both retail loans and corporate loans as further described below.

Interest on retail loans increased by 17.9% from ~~W~~3,416 billion in 2017 to ~~W~~4,029 billion in 2018, primarily due to a 9.1% increase in the average balance of retail loans from ~~W~~105,998 billion in 2017 to ~~W~~115,622 billion in 2018 as well as an increase in the average lending rate for retail loans from 3.22% in 2017 to 3.48% in 2018. The average balance of retail loans increased primarily as a result of the relatively low interest rate environment and increased demand in the housing market despite stricter regulations on maximum debt-to-income and loan-to-value ratios implemented by the Government on mortgage loans. In particular, the volume of mortgage and home equity loans increased as more households chose to purchase homes due to a continued increase in the amounts of long-term deposits required for housing rentals and a decrease in the supply of homes available for long-term deposit leases. The average lending rate for retail loans increased primarily as a result of the general increase in market interest rates largely driven by the increases in base interest rate by the Bank of Korea from 1.25% to 1.50% in November 2017 and from 1.50% to 1.75% in November 2018. The base rate set by the Bank of Korea largely determines the market rates for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans.

Interest income from corporate loans increased by 17.3% from ~~W~~4,395 billion in 2017 to ~~W~~5,154 billion in 2018, primarily due to a 7.8% increase in the average balance of such loans from ~~W~~133,602 billion in 2017 to ~~W~~144,063 billion in 2018, as well as an increase in the average lending rate for corporate loans from 3.29% in 2017 to 3.58% in 2018. The average balance of corporate loans increased principally as a result of increased loan demand from SOHOs and small- and medium-sized enterprises amid the Government’s policy initiatives to promote the growth of such enterprises. The average lending rate for corporate loans increased largely as a result of the general increase in market interest rates as described above.

Interest expense. Interest expense increased by 26.2% from ~~W~~3,956 billion in 2017 to ~~W~~4,992 billion in 2018, due primarily to a 24.6% increase in interest expense on deposits from ~~W~~2,482 billion in 2017 to ~~W~~3,092 billion in 2018, as well as a 23.2% increase in interest expense on debt securities issued from ~~W~~1,085 billion in 2017 to ~~W~~1,337 billion in 2018.

The increase in interest expense on deposits was due to an increase in the average interest rate payable on deposits from 1.06% in 2017 to 1.23% in 2018 as well as an a 7.1% increase in the average balance of deposits from ~~W~~234,863 billion in 2017 to ~~W~~251,552 billion in 2018. The increase in the average interest rate payable on deposits resulted mainly from an increase in the average interest rate payable on time deposits from 1.55% in 2017 to 1.81% in 2018, as well as an increase in the average interest rate payable on savings deposits from 0.51% in 2017 to 0.56% in 2018. The average interest rate payable on time and savings deposits increased largely as a result of a general increase in market interest rates reflecting the increase in the base interest rate set by the Bank of Korea. The increase in the average balance of deposits was primarily due to an 8.1% increase in the average balance of time deposits and a 6.9% increase in the average balance of saving deposits, which was largely a result of customers’ preference for low-risk investments in light of the continuing uncertainty in financial markets.

The increase in interest expense on debt securities issued was due primarily to a 18.6% increase in the average balance of debt securities issued from ~~W~~47,151 billion in 2017 to ~~W~~55,931 billion in 2018 as well as an increase in the average interest rate payable on debt securities from by 9 basis points to 2.39% in 2018 from 2.30% in 2017. The average interest rate payable on debt securities issued increased largely due to the general increase in market interest rates in 2018.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin increased by 1 basis points from 2.13% in 2017 to 2.14% in 2018 largely due to the increase in net interest income described above outpacing the increase in the average volume of interest-earning assets as a result of the general increase in market interest rates largely driven by the increase in base interest rate by the Bank of Korea from 1.25% to 1.50% in November 2017 and 1.50% to 1.75% in November 2018.

Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased by 3 basis points from 1.94% in 2017 to 1.91% in 2018 primarily due to a 21 basis point increase in the average rate of interest on interest-bearing liabilities and an 18 basis point increase in the average rate of interest on interest-earning assets. Although our interest-bearing liabilities have, on average, longer maturity profiles than our interest-earning assets do and are therefore less sensitive to movements in base and market interest rates, the average rate of interest on interest-bearing liabilities outpaced that of interest-earning assets primarily due to an 11 basis point decrease in the average interest rate on credit card receivables resulting from the effect of promotion providing lower interest rates as part of revenue diversification strategy of Shinhan Card. The average volume of interest-earning assets increased by 8.7% to ~~W~~400,974 billion in 2018 from ~~W~~369,040 billion in 2017 largely as a result of an increase in the volume of retail and corporate loans. The average volume of interest-bearing liabilities increased by 8.5% to ~~W~~340,060 billion in 2018 from ~~W~~313,450 billion in 2017 largely as a result of an increase in deposits, primarily driven by customers’ preference for low-risk investments in light of the continuing uncertainty in financial markets and our effort to attract more low cost deposits.

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2017		2018		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	59	~~W~~	63	6.8%
Commission received as electronic charge receipt		143		146	2.1
Brokerage fees		373		412	10.5
Commission received as agency		129		121	(6.2)
Investment banking fees		66		91	37.9
Commission received in foreign exchange activities		198		214	8.1
Asset management fees		191		235	23.0
Credit card fees		2,370		1,360	(42.6)
Others		516		653	26.6

Total fees and commission income	~~W~~	4,045	~~W~~	3,295	(18.5)%

Fees and commission expense:
Credit-related fees	~~W~~	36	~~W~~	37	2.8%
Credit card fees		1,989		945	(52.5)
Others		309		374	21.0

Total fees and commission expense	~~W~~	2,334	~~W~~	1,356	(41.9)%

Net fees and commission income	~~W~~	1,711	~~W~~	1,939	13.3%

Net fees and commission income increased by 13.3% from ~~W~~1,711 billion in 2017 to ~~W~~1,939 billion in 2018 primarily as a result of a 23.0% increase in asset management fees income from ~~W~~191 billion in 2017 to ~~W~~235 billion in 2018. The increase in asset management fees income was primarily due to an increase in management fees received from specified money and real estate related trust accounts of Shinhan Bank.

Credit card fees expense decreased by 52.5% from ~~W~~1,989 billion in 2017 to ~~W~~945 billion in 2018, and credit card fees income decreased by 42.6% from ~~W~~2,370 billion in 2017 to ~~W~~1,360 billion in 2018. Such decrease in credit card fees income and expense was due to the application of IFRS 15. Under IFRS 15, amounts allocated to credit card points are considered payables to the customers and recognized as a reduction of fees and commission income, estimated as the fair value of the monetary benefits, taking into account the expected redemption rate. In addition, cardholder service fees paid to customers, which had previously been recognized as fees and commission expense, are recognized as reductions of fees and commission income under IFRS 15. However, these changes do not have a material effect on net fees and commission income as any such decrease in fees and commission income are offset by a corresponding decrease in fees and commission expense. For further details, see Note 60 of the notes to our consolidated financial statements included in this annual report.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2017		2018		% Change
	(In billions of Won, except percentages)
Net insurance loss	~~W~~	(460)	~~W~~	(472)	2.6%
Dividend income		257		88	(65.8)
Net gain on financial instruments at fair value through profit or loss		—		420	—
Net gain on financial instruments at fair value through profit or loss (overlay approach)		—		75	—
Net trading income (loss)		963		—	—
Net loss on financial instruments designated at fair value through profit or loss (IFRS 9)		—		(27)	—
Net loss on financial instruments designated at fair value through profit or loss (IAS 39)		(1,060)		—	—
Net foreign currency transaction gain		364		194	(46.7)
Net gain on disposal of financial asset at fair value through other comprehensive income		—		21	—
Net gain on disposal of available-for-sale financial assets		499		—	—
Provision for credit loss allowance		—		(748)	—
Impairment loss on financial assets		(1,014)		—	—
General and administrative expenses		(4,811)		(4,742)	(1.4)
Others		(462)		(829)	79.4

Other operating income (expense)	~~W~~	(5,724)	~~W~~	(6,020)	5.2%

Net other operating expenses increased by 5.2% to ~~W~~6,020 billion in 2018 from ~~W~~5,724 billion in 2017, primarily as a result of a 79.4% increase in others to ~~W~~829 billion in 2018 from ~~W~~462 billion in 2017 and a 65.8% decrease in dividend income to ~~W~~88 billion in 2018 from ~~W~~257 billion in 2017. Changes other than those mentioned are mainly due to changes in classification criteria of financial instruments as a result of the adoption of IFRS 9.

Others increased largely due to a decrease in loss allowances for unused credit limits of Shinhan Card. Dividend income decreased due to the change of classification criteria of debt instruments and equity instruments. IFRS 9 requires to classify puttable instruments such as beneficiary certificates as debt instruments which had been classified as equity instruments under previous IAS 39 and the income resulted from those financial instruments has been recognized as interest income accordingly, not dividend.

As a result of the adoption of IFRS 9, gains or losses on securities, which had previously recognized as (i) trading income or loss, (ii) gain or loss on financial instruments designated at FVTPL or (iii) gain or loss on sale of AFS securities, are now recognized as (i) valuation and disposal gain or loss on financial instruments at FVTPL, (ii) valuation and disposal gain or loss on financial instruments designated at FVTPL or (iii) valuation and disposal gain or loss on financial instruments at FVOCI. Following the adoption of IFRS 9, measurement model and measurement items specified in the impairment standard were changed. Allowance for expected credit losses are required to be recognized for all debt instruments except those classified as financial assets at FVTPL, regardless of loans or securities. Equity instruments, on the other hand, are no longer subject to impairment assessment. As such, we recognized provision for credit loss allowance for loans at AC and debt securities at AC or FVOCI measured based on the expected credit loss model whereas we had previously recognized impairment loss for loans and equity instruments based on the incurred loss model. For further information, see Notes 2 and 60 of the notes to our consolidated financial statements included in this annual report.

Impairment Loss on Financial Assets and Provision for Credit Loss Allowance on Financial Assets

The following table sets forth for the periods indicated the impairment loss by type of financial asset. The table for the year ended December 31, 2018 has been presented separately due to the adoption of IFRS 9 from January 1, 2018.

	Year Ended December 31,
	2018
	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	383
Corporate		104
Credit card		202
Others		16

Subtotal		705
Securities(1)		14
Others		29

Total provision for credit loss allowance on financial assets	~~W~~	748

Note:

(1)	Consist of securities at amortized cost and securities at fair value through other comprehensive income.

	Year Ended December 31,
	2017
	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	146
Corporate		403
Credit card		252
Others		(1)

Subtotal		800
Securities(1)		198
Others		16

Total impairment loss on financial assets	~~W~~	1,014

Note:

(1)	Consist of available-for-sale financial assets.

We recognized provision for credit loss allowance of ~~W~~748 billion in 2018 compared to net impairment loss on financial assets of ~~W~~1,014 billion in 2017. For loans, we recognized provision for credit loss allowance for loans of ~~W~~705 billion in 2018 compared to net impairment loss on loans of ~~W~~800 billion in 2017. As of January 1, 2018, we increased our credit loss allowance for loans by ~~W~~561 billion, from ~~W~~2,311 billion to ~~W~~2,872 billion, which was a result of the measurement model being changed from the “incurred loss” model under the previous guidance to a more forward-looking “expected credit loss” model upon adopting IFRS 9. The effect of such increase in credit loss allowance for loans was recorded in our retained earnings as of January 1, 2018. While the provision for credit loss allowance for loans in 2018 decreased compared to the net impairment loss on loans in 2017, which was mainly due to the reversal of impairment loss on certain corporate borrowers during 2018, credit loss allowance for loans increased to ~~W~~2,725 billion as of December 31, 2018 under IFRS 9 from ~~W~~2,311 billion as of December 31, 2017 under the previous guidance of IAS 39. For further information on the financial impact of IFRS 9 on our credit loss allowance, see “Item 3.D. Risk Factors — Risks Relating to Law, Regulation and Government Policy — The implementation of IFRS 9 has caused us to increase our allowance for impairment losses to cover expected credit loss on our loan portfolio and other financial instruments and may increase volatility in our profit or loss.” We also recognized provision for credit loss allowance for securities of ~~W~~14 billion in 2018 compared to net impairment loss on securities of ~~W~~198 billion in 2017, which was principally due to impairment loss on available-for-sale equity instruments, including, a significant decline in the fair value of ~~W~~131 billion in Shinhan Bank’s investments in Kookmin Cable Investment Inc. during 2017, which was the largest portion of impairment loss on securities, no longer being subject to impairment assessment upon the implementation of IFRS 9.

Income Tax Expense

Income tax expense increased by 49.5% from ~~W~~848 billion in 2017 to ~~W~~1,268 billion in 2018 primarily as a result of an increase in profit before income taxes by 17.6% to ~~W~~4,466 billion in 2018 from ~~W~~3,797 billion in 2017 as well as an increase in the corporate tax rate from 24.2% to 27.5%. Our effective rate of income tax increased to 28.4% in 2018 from 22.3% in 2017.

Net Income for the Period

As a result of the foregoing, our net income for the period increased by 8.4% from ~~W~~2,949 billion in 2017 to ~~W~~3,198 billion in 2018.

Other Comprehensive Income (loss) for the Period

	Year Ended December 31,
	2017		2018		% Change
	(In billions of Won, except percentages)
Items that are or may be reclassified to profit or loss:
Valuation gain on financial asset at fair value through other comprehensive income	~~W~~	—	~~W~~	161	—%
Loss on financial instruments at fair value through profit or loss (overlay approach)		—		(54)	—
Loss on available-for-sale financial assets		(323)		—	—
Equity in other comprehensive income (loss) of associates		(23)		7	N/M
Foreign currency translation adjustments for foreign operations		(194)		20	N/M
Net change in unrealized fair value of cash flow hedges		16		(20)	N/M
Other comprehensive income (loss) of separate account		(9)		9	N/M

		(533)		123	N/M
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability		103		(93)	N/M
Equity in other comprehensive income of associates		1		—	—
Valuation gain on financial asset at fair value through other comprehensive income		—		23	—
Loss on disposal of financial asset at fair value through other comprehensive income		—		(3)	—
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		—		2	—

		104		(71)	N/M

Total other comprehensive income (loss), net of income tax	~~W~~	(429)	~~W~~	52	N/M	%

N/M = not meaningful

We recorded other comprehensive income of ~~W~~52 billion in 2018 compared to other comprehensive loss of ~~W~~429 billion in 2017. The items recognized in other comprehensive income were changed due to the adoption of

IFRS 9, particularly related to classification and measurement of securities. We recognized valuation gain on financial asset at fair value through other comprehensive income of ~~W~~184 billion in 2018 compared to loss on available-for-sale financial assets of ~~W~~323 billion in 2017. We recognized gain on foreign currency translation adjustments for foreign operations of ~~W~~20 billion in 2018 compared to loss on foreign currency translation adjustments for foreign operations of ~~W~~194 billion in 2017, primarily due to an increase in exchange rates in 2018.

2017 Compared to 2016

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2016		2017		% Change
	(In billions of Won, except percentages)
Net interest income	~~W~~	7,205	~~W~~	7,843	8.9%
Net fees and commission income		1,566		1,711	9.3
Net other operating income (expense)		(5,662)		(5,724)	1.1

Operating income	~~W~~	3,109	~~W~~	3,830	23.2%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2016		2017		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	~~W~~	186	~~W~~	168	(9.7)%
Trading assets		454		490	7.9
Financial assets designated at fair value through profit or loss		43		58	34.9
Loans		9,230		9,674	4.8
Available-for-sale financial assets		633		672	6.2
Held-to-maturity financial assets		562		651	15.8
Other interest income		128		86	(32.8)

Total interest income	~~W~~	11,236	~~W~~	11,799	5.0%

Interest expense:
Deposits	~~W~~	2,587	~~W~~	2,482	(4.1)%
Borrowings		301		352	16.9
Debt securities issued		1,086		1,085	(0.1)
Other interest expense		57		37	(35.1)

Total interest expense	~~W~~	4,031	~~W~~	3,956	(1.9)%

Net interest income	~~W~~	7,205	~~W~~	7,843	8.9%

Net interest margin(1)		2.05%		2.13%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balances and Related Interest.”

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

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2016		2017		% Change
	(In billions of Won, except percentages)
Net insurance loss	~~W~~	(419)	~~W~~	(460)	9.8%
Dividend income		282		257	(8.9)
Net trading income (loss)		370		963	160.3
Net foreign currency transaction gain		462		364	(21.2)
Net gain (loss) on financial instruments designated at fair value through profit or loss		(502)		(1,060)	111.2
Net gain on disposal of available-for-sale financial assets		648		499	(23.0)
Impairment loss on financial assets		(1,196)		(1,015)	(15.1)
General and administrative expense		(4,509)		(4,811)	6.7
Others		(798)		(462)	(42.1)

Other operating income (expense)	~~W~~	(5,662)	~~W~~	(5,725)	1.1%

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

Impairment Loss on Financial Assets

The following table sets forth for the periods indicated the impairment loss by type of financial asset.

	Year Ended December 31,
	2016		2017		% Change
	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	135	~~W~~	146	8.1%
Corporate		656		403	(38.6)
Credit card		313		252	(19.5)
Others		(1)		(1)	—

Subtotal		1,103		800	(27.5)
Securities(1)		88		198	125.0
Others		5		16	220.0

Total impairment loss on financial assets	~~W~~	1,196	~~W~~	1,014	(15.2)%

Note:

(1)	Consist of available-for-sale financial assets.

Impairment loss on financial assets decreased by 15.2% from ~~W~~1,196 billion in 2016 to ~~W~~1,014 billion in 2017 principally due to a 27.5% decrease in impairment loss on loans from ~~W~~1,103 billion in 2016 to ~~W~~800 billion in 2017, which was partially offset by a 125% increase in impairment on securities from ~~W~~88 billion in 2016 to ~~W~~198 billion in 2017.

Our impairment loss on loans decreased primarily due to a 38.6% decrease in impairment loss on corporate loans from ~~W~~656 billion in 2016 to ~~W~~403 billion in 2017 and a 19.5% decrease in impairment loss on credit card loans from ~~W~~313 billion in 2016 to ~~W~~252 billion in 2017, which was partially offset by a 8.1% increase in impairment loss on retail loans from ~~W~~135 billion in 2016 to ~~W~~146 billion in 2017. The decrease in impairment loss on corporate loans was principally due to an improvement in the quality of corporate loans largely resulting from write-offs of non-performing loans with higher allowance rates during 2016. The decrease in impairment loss on credit card loans was principally due to an increase in reversal of allowances for credit card loan losses as a result of changing the allowance model of Shinhan Card from a roll-rate model in 2016 to an internal model approach in 2017. The increase in impairment loss on retail loans was principally due to increased exposure as a result of an increase in the volume of retail loans.

Substantially all of our impairment losses recorded on available-for-sale financial assets were related to the impairments of our available-for-sale equity investments primarily resulting from the decline in the market price or fair value of such investments. We recognized impairment losses on available-for-sale financial assets of ~~W~~202,360 million in 2017, of which ~~W~~147,630 million, or 73.0%, was due to a significant decline in our investment in Kookmin Cable Investment Inc. We recognized impairment losses on available-for-sale financial assets of ~~W~~96,381 million in 2016, of which ~~W~~29,032 million, or 30%, was due to a significant decline in our investment in Samsung C&T Corporation. To a limited extent, we have also recognized impairment losses due to liquidation, bankruptcy proceedings, de-listing and other qualitative factors.

Income Tax Expense

Income tax expense increased by 145.1% from ~~W~~346 billion in 2016 to ~~W~~848 billion in 2017 primarily due to a decrease in tax income from recognition of deferred tax assets as we recognized significant deferred tax assets in 2016 relating to expired unused tax losses as well as due to an increase in our taxable income in 2017 compared to 2016. Our effective rate of income tax increased to 22.3% in 2017 from 10.9% in 2016.

Net Income for the Period

As a result of the foregoing, our net income for the period increased by 4.4% from ~~W~~2,825 billion in 2016 to ~~W~~2,949 billion in 2017.

Other Comprehensive Income for the Period

	Year Ended December 31,
	2016		2017		% Change
	(In billions of Won, except percentages)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations	~~W~~	12	~~W~~	(194)	N/M %
Gain (loss) on available-for-sale financial assets		(434)		(323)	(25.6)
Equity in other comprehensive income (loss) of associates		3		(23)	N/M
Net change in unrealized fair value of cash flow hedges		(1)		16	N/M
Other comprehensive income (loss) of separate account		(4)		(9)	125.0

		(424)		(533)	25.7

Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability		15		103	586.7
Equity in other comprehensive income of associates		—		1	N/M

		15		104	593.3

Total other comprehensive loss, net of income tax	~~W~~	(409)	~~W~~	(429)	4.9%

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

Results by Principal Business Segment

As of December 31, 2018, we were organized into five major business segments as follows:

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

Operating Income by Principal Business Segment

The table below provides the income statement data for our principal business segments for the periods indicated.

	Year Ended December 31,						% Change
	2016		2017		2018		2016/2017	2017/2018
	(In billions of Won, except percentages)
Banking	~~W~~	1,860	~~W~~	2,089	~~W~~	3,047	12.3%	45.9%
Credit card		1,041		1,304		873	25.3	(33.1)
Securities		143		253		333	76.9	31.6
Life insurance		160		160		181	—	13.1
Others		(75)		32		102	N/M	218.8
Consolidation adjustment(1)		(20)		(8)		(37)	(60.0)	362.5

Total operating income	~~W~~	3,109	~~W~~	3,830	~~W~~	4,499	23.2%	17.5%

N/M = not meaningful

Note:

(1)	Consolidation adjustment consists of adjustments for inter-segment transactions.

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

The table below provides the income statement data for our banking services segment for the periods indicated.

	Year Ended December 31,						% Change
	2016		2017		2018		2016/2017	2017/2018
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	4,605	~~W~~	5,108	~~W~~	5,708	10.9%	11.7%
Net fees and commission income (expense)		717		817		851	13.9	4.2
Net other income (expense)		(3,462)		(3,836)		(3,512)	10.8	(8.4)

Operating income (expense)	~~W~~	1,860	~~W~~	2,089	~~W~~	3,047	12.3%	45.9%

Comparison of 2018 to 2017

Operating income for banking services increased by 45.9% from ~~W~~2,089 billion in 2017 to ~~W~~3,047 billion in 2018.

Net interest income (expense). Net interest income increased by 11.7% from ~~W~~5,108 billion in 2017 to ~~W~~5,708 billion in 2018 primarily due to increases in net interest income for retail banking, corporate banking, and international banking which was partially offset by a decrease in net interest income for other banking services. More specifically:

•

Net interest income for retail banking increased by 11.7% from ~~W~~2,940 billion in 2017 to ~~W~~3,285 billion in 2018 primarily due to an increase in Shinhan Bank’s net interest margin as well as an increase in the average volume of retail loans. The increase in Shinhan Bank’s net interest margin was largely due to the general increase in market interest rates largely driven by the increase in the base interest rate set by the Bank of Korea. The average volume of retail loans increased largely due to an increase in home mortgage loans.

•

Net interest income for corporate banking increased by 14.8% from ~~W~~1,418 billion in 2017 to ~~W~~1,628 billion in 2018 primarily due to increases in the average balance and the average lending rate of corporate loans. The average balance of corporate loans increased principally as a result of increased loan demand from SOHOs and small- and medium-sized enterprises amid the Government’s policy initiatives to promote the growth of such enterprises. The average lending rate for corporate loans increased largely as a result of the general increase in market interest rates as described above.

•

Net interest income for international banking increased by 35.9% from ~~W~~463 billion in 2017 to ~~W~~629 billion in 2018 primarily due to an increase in the average balance of loans extended by Shinhan Bank’s overseas subsidiaries, especially its subsidiaries in Vietnam.

•	Net interest income for other banking services decreased by 42.2% from ~~W~~287 billion in 2017 to ~~W~~166 billion in 2018.

Net fees and commission income (expense). Net fees and commission income increased by 4.2% from ~~W~~817 billion in 2017 to ~~W~~851 billion in 2018 primarily due to an increase in net fees and commission income for corporate banking and international banking services, which was partially offset by a decrease in net fees and commissions for other banking services. Net fees and commission income for corporate banking increased primarily due to an increase in investment banking fees and commissions principally resulting from an increased volume of mergers and acquisitions, SOC (social overhead capital) projects and other corporate transactions. Net fees and commission income for international banking services increased primarily due to an increase in credit cards fees and commissions charged by Shinhan Bank Vietnam. Net fees and commission income for other banking decreased primarily due to a decrease in fees and commissions related to beneficiary certificates.

Net other income (expense). Net other expense decreased by 8.4% from ~~W~~3,836 billion in 2017 to ~~W~~3,512 billion in 2018 due primarily to a decrease in net other expense for other banking services, which was partially offset by increases in net other expense for retail banking and international banking. Net other expense for other banking services decreased primarily as we recorded net gain on financial instruments at fair value through profit or loss in 2018 compared to net trading loss in 2017, which was partially offset by a decrease in income from foreign currency transactions due to the decline in foreign currency exchange rates amid stronger valuation of the Won. Net other expense for retail banking and international banking increased primarily due to an increase in rental expenses due to an overall increase in rental fees and an increase in expenses related to the expansion of Shinhan Bank’s overseas network.

Comparison of 2017 to 2016

Operating income for banking services increased by 12.3% from ~~W~~1,860 billion in 2016 to ~~W~~2,089 billion in 2017.

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

•

Net interest income for international banking increased by 26.5% from ~~W~~366 billion in 2016 to ~~W~~463 billion in 2017 primarily due to an increase in the average balance of loans extended by Shinhan Bank’s overseas subsidiaries, especially its subsidiaries in China and Vietnam.

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

Net other income (expense). Net other expense increased by 10.8% from ~~W~~3,462 billion in 2016 to ~~W~~3,836 billion in 2017 due primarily to an increase in net other expense for other banking services, which was partially offset by decreases in net other expense for retail banking and international banking. Net other expense for other banking services increased primarily due to a decrease in gains on disposal of equity and debt securities and an increase in retirement allowances paid to early retirees. Net other expense for retail banking and international banking decreased primarily due to an increase in net foreign currency transaction gain, which was primarily driven by an increase in net valuation gain on foreign-currency denominated assets and liabilities resulting from currency fluctuations during 2017.

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

	Year Ended December 31,						% Change
	2016		2017		2018		2016/2017	2017/2018
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,485	~~W~~	1,501	~~W~~	1,583	1.1%	5.5%
Net fees and commission income (expense)		409		359		433	(12.2)	20.6
Net other income (expense)		(853)		(556)		(1,143)	(34.8)	105.6

Operating income (expense)	~~W~~	1,041	~~W~~	1,304	~~W~~	873	25.3%	(33.1)%

Comparison of 2018 to 2017

Operating income for the credit card business decreased by 33.1% from ~~W~~1,304 billion in 2017 to ~~W~~873 billion in 2018.

Net interest income increased by 5.5% primarily due to an increase in interest income resulting from an increase in the average balance of credit card receivables, which was partially offset by an increase in interest expense on borrowings and bonds resulting from increases in the average balances of such liabilities amid increased need for working capital following asset growth. The average balance of credit card receivables increased in accordance with our strategy of diversifying our revenue structure to promote credit card loans and cash advances in response to decreased merchant fee rates resulting from Government policies lowering merchant fees chargeable by credit card companies.

Net fees and commission income increased by 20.6% primarily as a result of an increase in fees and commission income from lease operations as part of the revenue diversification strategy described above.

Net other expense increased by 105.6% primarily due to an increase in provision for credit loss allowance. Provision for credit loss allowance increased primarily as a result of an increase in the balance of credit card receivables as well as an increase in the proportion of assets with relatively high allowance rates, such as card loans and cash advances.

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

	Year Ended December 31,						% Change
	2016		2017		2018		2016/2017	2017/2018
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	391	~~W~~	433	~~W~~	429	10.7%	(0.9)%
Net fees and commission income (expense)		249		298		389	19.7	30.5
Net other income (expense)		(497)		(478)		(485)	(3.8)	1.5

Operating income (expense)	~~W~~	143	~~W~~	253	~~W~~	333	76.9%	31.6%

Comparison of 2018 to 2017

Operating income for securities brokerage services increased by 31.6% from ~~W~~253 billion in 2017 to ~~W~~333 billion in 2018.

Net interest income decreased by 0.9% due primarily to an increase in the average volume of debt securities issued resulting from the issuance of unguaranteed corporate bonds and subordinated bonds, which was partially offset by an increase in the average volume of beneficiary certificates resulting from an increase in investments in fund of funds.

Net fees and commission income increased by 30.5% due primarily to an increase in brokerage fees income resulting from increased daily average stock trading volume amid favorable stock market performance in 2018, as well as an increase in fees and commission income related to investment banking business such as financial guarantee fees and underwriting fees as a result of an expansion of our investment banking business.

Net other expense increased by 1.5% due primarily to an increase in employee costs such as performance-linked incentives resulting from an increase in operating income as compared to the prior year.

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

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2016		2017		2018		2016/2017	2017/2018
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	704	~~W~~	728	~~W~~	762	3.4%	4.7%
Net fees and commission income (expense)		19		53		70	178.9	32.1
Net other income (expense)		(563)		(621)		(651)	10.3	4.8

Operating income (expense)	~~W~~	160	~~W~~	160	~~W~~	181	—%	13.1%

Comparison of 2018 to 2017

Operating income for life insurance services increased by 13.1% from ~~W~~160 billion in 2017 to ~~W~~181 billion in 2018.

Net interest income increased by 4.7% due primarily to an increase in interest income from investments on government and public bonds resulting from an increase in the average volume of such assets. Our purchases of long-term government bonds increased in accordance with our strategy to extend asset duration.

Net fees and commission income increased by 32.1% due primarily to an increase in fees and commission related to contracts transferred from separate accounts to general accounts. Where a beneficiary reaches the eligible age for receiving pension payments, balances in the separate accounts are transferred to general accounts and we recognize such balance as fees and commission income.

Net other expense increased by 4.8% from ~~W~~621 billion in 2017 to ~~W~~651 billion in 2018 primarily due to an increase in insurance contract cancellations as well as a decrease in premiums received for new contracts underwritten, which was partially offset by a decrease in provisions for insurance reserves resulting from such changes.

Comparison of 2017 to 2016

Operating income for life insurance services remained stable from ~~W~~160 billion in 2016 to ~~W~~160 billion in 2017.

Net interest income increased by 3.4% due primarily to an increase in interest income from investments of held-to-maturity overseas finance debentures as the average volume of such assets increased during the year.

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

Others

Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Shinhan Capital, Shinhan Credit Information,

Shinhan BNP Paribas Asset Management, Shinhan Alternative Investment Management, Shinhan Savings Bank, Shinhan REITs Management and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change
	2016		2017		2018		2016/2017	2017/2018
	(In billions of Won, except percentages)
Net interest income (expense)	~~W~~	13	~~W~~	69	~~W~~	96	430.8%	39.1%
Net fees and commission income (expense)		169		181		199	7.1	9.9
Net other income (expense)		(257)		(218)		(193)	(15.2)	(11.5)

Operating income (expense)	~~W~~	(75)	~~W~~	32	~~W~~	102	N/M %	218.8%

N/M = not meaningful

Comparison of 2018 to 2017

Operating income for others increased by 218.8% from ~~W~~32 billion in 2017 to ~~W~~102 billion in 2018.

Net interest income increased by 39.1% from ~~W~~69 billion in 2017 to ~~W~~96 billion in 2018 primarily due to an increase in interest income from consolidated structured entities resulting from an increase in the number of consolidated structured entities, and, to a lesser extent, an increase in interest income from Shinhan Savings Bank due to an increase in its average balance of total loans.

Net fees and commission income increased by 9.9% primarily due to increased fees and commission income recognized by Shinhan REITs Management, which was incorporated in October 2017.

Net other expense decreased by 11.5% from ~~W~~218 billion in 2017 to ~~W~~193 billion in 2018, primarily due to a decrease in provision for credit loss allowance of loans by Shinhan Capital resulting from a decrease in the volume of loans provided for the financing of shipment projects.

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

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2016		2017		2018		2016/2017	2017/2018
	(In billions of Won, except percentages)
Cash and due from banks at amortized cost	~~W~~	—	~~W~~	—	~~W~~	17,349	—%	—%
Cash and due from banks		19,181		22,669		—	18.2	—
Financial assets at fair value through profit or loss		—		—		43,535	—	—
Trading assets		26,696		28,464		—	6.6	—
Financial assets designated at fair value through profit or loss(IAS 39)		3,416		3,579		—	4.8	—
Derivative assets		3,003		3,400		1,794	13.2	(47.2)
Securities at fair value through other comprehensive income		—		—		38,314	—	—
Available-for-sale financial assets		37,663		42,117		—	11.8	—
Securities at amortized cost		—		—		28,478	—	—
Held-to-maturity financial assets		19,805		24,991		—	26.2	—
Loans at amortized cost		—		—		299,609	—	—
Loans		259,011		275,566		—	6.4	—
Property and equipment		3,146		3,022		3,004	(3.9)	(0.6)
Intangible assets		4,227		4,273		4,320	1.1	1.1
Investments in associates		354		631		671	78.2	6.3
Current tax receivables		13		25		45	92.3	80.0
Deferred tax assets		641		592		427	(7.6)	(27.9)
Investment property		353		418		475	18.4	13.6
Other assets		18,167		16,552		21,572	(8.9)	30.3
Assets held for sale		4		8		8	100.0	—

Total assets	~~W~~	395,680	~~W~~	426,307	~~W~~	459,601	7.7%	7.8%

2018 Compared to 2017

Our assets increased by 7.8% from ~~W~~426,307 billion as of December 31, 2017 to ~~W~~459,601 billion as of December 31, 2018, principally due to increases in loans at amortized cost and, to a lesser extent, an increase in securities at fair value through other comprehensive income and securities at amortized cost based on IFRS 9.

We had loans of ~~W~~275,566 billion as of December 31, 2017. As a result of adopting IFRS 9, on January 1, 2018, ~~W~~274,819 billion and ~~W~~747 billion of net loans as of December 31, 2017 were transferred to loans at net amortized cost and loans at fair value through profit or loss, respectively. Our loans at amortized cost increased by 9.2% to ~~W~~299,609 billion as of December 31, 2018 from ~~W~~274,254 billion as of January 1, 2018, due primarily to an increase in retail loans and corporate loans.

We had available-for-sale financial assets of ~~W~~42,117 billion as of December 31, 2017. As a result of adopting IFRS 9, on January 1, 2018, ~~W~~37,248 billion and ~~W~~4,869 billion of available-for-sale financial assets as of December 31, 2017 were transferred to securities at fair value through other comprehensive income and securities at fair value through profit or loss, respectively. Our securities at fair value through other comprehensive income increased by 2.9% to ~~W~~38,314 billion as of December 31, 2018 from ~~W~~37,248 billion as of January 1, 2018, due primarily to an increase in government bonds.

We had held-to-maturity financial assets of ~~W~~24,991 billion as of December 31, 2017. As a result of adopting IFRS 9, on January 1, 2018, ~~W~~24,425 billion and ~~W~~566 billion of held-to-maturity financial assets as of December 31, 2017 (which constituted all of our held-to-maturity financial assets as of December 31, 2017) were transferred to securities at amortized cost and securities at fair value through profit or loss, respectively. Our securities at amortized cost increased by 16.6% to ~~W~~28,478 billion as of December 31, 2018 from ~~W~~24,416 billion as of January 1, 2018 due primarily to an increase in government bonds.

For further information on a comparison between our assets as at December 31, 2018 and as at December 31, 2017, see Note 60 of the notes to our consolidated financial statements included in this annual report.

2017 Compared to 2016

Our assets increased by 7.7% from ~~W~~395,680 billion as of December 31, 2016 to ~~W~~426,307 billion as of December 31, 2017, principally due to increases in loans and, to a lesser extent, held-to-maturity financial assets, available-for-sale financial assets and cash and due from banks, which was partially offset by a decrease in other assets.

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

Our other assets decreased by 8.9% from ~~W~~18,167 billion as of December 31, 2016 to ~~W~~16,552 billion as of December 31, 2017, primarily due to a decrease in the balance of domestic exchange settlement accounts which fluctuate on a daily basis.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2016		2017		2018		2016/2017	2017/2018
	(In billions of Won, except percentages)
Deposits	~~W~~	235,138	~~W~~	249,419	~~W~~	265,000	6.1%	6.2%
Financial liabilities at fair value through profit or loss		—		—		1,420	—	—
Trading liabilities		1,977		1,848		—	(6.5)	—
Financial liabilities designated at fair value through profit or loss (IFRS 9)		—		—		8,536	—	—
Financial liabilities designated at fair value through profit or loss(IAS 39)		9,234		8,298		—	(10.1)	—
Derivative liabilities		3,528		3,488		2,440	(1.1)	(30.0)
Borrowings		25,294		27,587		29,819	9.1	8.1
Debt securities issued		44,327		51,341		63,228	15.8	23.2
Liability for defined benefit obligations		131		7		127	(94.7)	1714.3
Provisions		729		429		508	(41.2)	18.4
Current tax payable		273		349		430	27.8	23.2
Deferred tax liabilities		11		10		22	(9.1)	120.0
Liabilities under insurance contracts		22,377		24,515		26,219	9.6	7.0
Other liabilities		20,916		25,312		25,200	21.0	(0.4)

Total liabilities		363,935		392,603		422,949	7.9	7.7

Total equity attributable to equity holders of the Group		31,110		32,820		35,726	5.5	8.9
Non-controlling interests		635		884		926	39.2	4.8

Total equity		31,745		33,704		36,652	6.2	8.7

Total liabilities and equity	~~W~~	395,680	~~W~~	426,307	~~W~~	459,601	7.7%	7.8%

2018 Compared to 2017

Our total liabilities increased by 7.7% from ~~W~~392,603 billion as of December 31, 2017 to ~~W~~422,949 billion as of December 31, 2018, primarily due to an increase in deposits (which principally consist of customer deposits) and, to a lesser extent, an increase in debt securities issued.

Our deposits increased by 6.2% from ~~W~~249,419 billion as of December 31, 2017 to ~~W~~265,000 billion as of December 31, 2018, primarily due to an increase in time and savings deposits largely resulting from customers’ preference for low-risk investments in light of the continuing uncertainty in financial markets.

Our debt securities issued increased by 23.2% from ~~W~~51,341 billion as of December 31, 2017 to ~~W~~63,228 billion as of December 31, 2018, primarily due to an increase in debentures issued by Shinhan Card and Shinhan Capital.

Total equity increased by 8.7% from ~~W~~33,704 billion as of December 31, 2017 to ~~W~~36,652 billion as of December 31, 2018, largely due to an increase in retained earnings from profit for the year and, to a lesser extent, the issuance of hybrid bonds.

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

Total equity increased by 6.2% from ~~W~~31,745 billion as of December 31, 2016 to ~~W~~33,704 billion as of December 31, 2017, largely due to a net income of ~~W~~2,918 billion, which more than offset a dividend payout of ~~W~~688 billion in 2017 and a decrease in accumulated other comprehensive loss of ~~W~~429 billion in 2017.

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

The following table sets forth our capital resources as of December 31, 2018.

	As of December 31, 2018
	(In billions of Won)
Deposits	~~W~~	265,000
Long-term debt		60,753
Call money		1,425
Borrowings from the Bank of Korea		2,330
Other short-term borrowings		21,884
Asset securitizations		7,615
Stockholders’ equity(1)		13,672

Total	~~W~~	372,679

Note:

(1)	Includes capital stock, share premium, and hybrid bonds issued.

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 73.7% of our total funding as of December 31, 2016, 72.9% of our total funding as of December 31, 2017 and 71.1% of our total funding as of December 31, 2018. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. Even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

While our banking subsidiaries generally have not faced, and currently are not facing, liquidity difficulties in any material respect, if we or our banking subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for reasons of Won devaluation or otherwise, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively. See “Item 3.D. Risk Factors — Risks Related to Our Overall Business — Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.”

As of December 31, 2016, 2017 and 2018, ~~W~~5,656 billion, ~~W~~5,639 billion and ~~W~~5,645 billion, or 2.5%, 2.3% and 2.2%, respectively, of Shinhan Bank’s total deposits were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, Shinhan Bank may also issue long-term debt securities denominated in foreign currencies in overseas markets and has a global medium term notes program under which foreign currency-denominated notes may be issued with an aggregate program limit of US$6 billion. As of December 31, 2016, 2017 and 2018, our long-term debt amounted to ~~W~~48,084 billion, ~~W~~53,140 billion and ~~W~~60,753 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to ~~W~~16,692 billion, ~~W~~1,625 billion, ~~W~~700 billion and ~~W~~90 billion, or 87.4%, 8.5%, 3.7% and

0.4%, respectively, of the funding for our credit card activities, as of December 31, 2018. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ~~W~~14,945 billion, ~~W~~18,145 billion and ~~W~~25,639 billion, as of December 31, 2016, 2017 and 2018, respectively, each representing 4.7%, 5.3% and 6.9%, respectively, of our total funding as of such dates.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2018.

	As of December 31, 2018 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Deposits	~~W~~	123,166	~~W~~	24,737	~~W~~	34,096	~~W~~	56,061	~~W~~	28,317	~~W~~	2,880	~~W~~	269,257
Borrowings		13,542		2,880		2,208		2,965		5,854		2,553		30,002
Debt securities issued		3,780		5,433		5,633		10,468		36,694		5,292		67,300

Total	~~W~~	140,488	~~W~~	33,050	~~W~~	41,937	~~W~~	69,494	~~W~~	70,865	~~W~~	10,725	~~W~~	366,559

Note:

(1)

Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings and debt securities issued, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2018 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

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

The following table sets forth our commitments and guarantees as of December 31, 2018. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2018 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Commitments to extend credit(1)	~~W~~	68,816	~~W~~	10,756	~~W~~	10,301	~~W~~	89,873
Commercial letters of credit(2)		3,141		21		—		3,162
Financial guarantees(3)		1,731		557		21		2,309
Performance guarantees(4)		4,662		2,913		95		7,670
Liquidity facilities to SPEs(5)		1,229		691		164		2,084
Acceptances(6)		283		—		—		283
Endorsed bills(7)		7,796		—		—		7,796
Unused credit limits on credit cards		71,897		—		—		71,897
Other		775		171		975		1,921

Total	~~W~~	160,330	~~W~~	15,109	~~W~~	11,556	~~W~~	186,995

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

See also Note 53 of the notes to our consolidated financial statements included in this annual report.

Capital Adequacy

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2016, 2017 and 2018 based on Basel III.

	As of December 31,
	2016		2017		2018
	(In millions of Won, except percentages)
Tier I Capital:
Tier I CE Capital	~~W~~	25,325,054	~~W~~	26,756,509	~~W~~	28,696,267
Paid-in capital		2,645,053		2,645,053		2,645,053
Capital reserve		9,494,769		9,494,769		9,494,769
Retained earnings		18,640,038		20,790,599		22,959,440
Non-controlling interests in consolidated subsidiaries		85,524		83,996		77,847
Others		(5,540,330)		(6,257,908)		(6,480,842)
Additional Tier I Capital		885,366		916,383		1,981,609

Total Tier I Capital	~~W~~	26,210,420	~~W~~	27,672,891	~~W~~	30,677,876

Tier II Capital:
Allowances for credit losses		463,018		372,621		599,913
Subordinated debt		210,000		175,000		140,000
Others		2,903,077		2,492,951		2,575,272

Total Tier II capital	~~W~~	3,576,095	~~W~~	3,040,572	~~W~~	3,315,185

Total Capital	~~W~~	29,786,515	~~W~~	30,713,464	~~W~~	33,993,061

Risk-weighted assets
Credit risk	~~W~~	175,175,755	~~W~~	182,783,264	~~W~~	201,623,530
Market risk		8,656,295		9,404,768		9,995,964
Operational risk		14,810,593		15,580,603		17,058,611

Total risk-weighted assets	~~W~~	198,642,643	~~W~~	207,768,636	~~W~~	228,678,105

Capital adequacy ratio		15.00%		14.78%		14.87%
Tier I capital adequacy ratio		13.19%		13.32%		13.42%
Common equity capital adequacy ratio		12.75%		12.88%		12.55%

ITEM 5.C.	Research and Development, Patents and Licenses, etc.

Not applicable.

ITEM 5.D.	Trend Information

These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E.	Off-Balance Sheet Arrangements

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

Details of our off-balance sheet arrangements are provided in Note 53 of the notes to our consolidated financial statements included in this annual report.

ITEM 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations, Commitments and Guarantees.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive director is as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Cho Yong-byoung	62	Chairman and Chief Executive Officer	March 23, 2017	March 2020

Note:

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

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

Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 12 non-executive directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Jin Ok-dong	58	Non-Executive Director	March 23, 2017	March 2021
Park Cheul	73	Outside Director	March 25, 2015	March 2020
Kim Hwa-nam	74	Outside Director	March 22, 2018	March 2020
Park Ansoon	74	Outside Director	March 23, 2017	March 2020
Byeon Yang-ho	65	Outside Director	March 27, 2019	March 2021
Sung Jae-ho	59	Outside Director	March 27, 2019	March 2021
Lee Manwoo	65	Outside Director	March 26, 2014	March 2019
Lee Yoon-jae	69	Outside Director	March 27, 2019	March 2021
Choi Kyong-rok	53	Outside Director	March 22, 2018	March 2020
Huh Yong-hak	61	Outside Director	March 27, 2019	March 2021
Philippe Avril	59	Outside Director	March 25, 2015	March 2019
Yuki Hirakawa	59	Outside Director	March 25, 2015	March 2019

Note:

(1)	The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Ok-dong has been our non-executive director since March 27, 2019. Mr. Jin is currently the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

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

Park Ansoon has been our outside director since March 23, 2017. Mr. Park currently serves as the chairman of Taisei Group Co., Ltd. and the chairman of the Korean Residents Union in Japan. Mr. Park served as the chief executive officer from 1993 to 2012 and held various executive roles at Taisei Group Co., Ltd. from 1968 to 2018. Mr. Park received a bachelor’s degree in philosophy from Waseda University.

Byeon Yang-ho has been our outside director since March 27, 2019. Mr. Byeon is currently a company advisor at VIG Partners and also served as the non-executive director of Tong Yang Life Insurance. Mr. Byeon received a Ph.D. in economics from Northern Illinois University.

Sung Jae-ho has been our outside director since March 27, 2019. Mr. Sung currently is currently a professor at Sung Kyun Kwan University School of Law. Mr. Sung previously served as an outside director of NICE Holdings from 2018 to 2019 and Shinhan Card from 2015 to 2019, and chairman of Korea Council of International Law. Mr. Sung received a Ph.D in Law from Sung Kyun Kwan University.

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

Lee Yoon-jae has been our outside director since March 27, 2019. Mr. Lee served as an outside director in various Korean companies, such as LG, KT&G and S-Oil from 2006 to 2015. In addition he held the chief executive officer position at KorEI from 2001 to 2010. Mr. Lee received a master’s degree in business administration from Stanford Graduate School of Business.

Choi Kyong-rok has been our outside director since March 22, 2018. Mr. Choi currently serves as the chief executive officer of CYS Corporation. Mr. Choi served as an outside director of Shinhan Life Insurance from 2010 to 2015. Mr. Choi received a master’s degree in computational science from Keio University.

Huh Yong-hak has been our outside director since March 27, 2019. Mr. Huh currently serves as the chief executive officer of First Bridge Strategy Ltd since 2015. Mr. Huh served as the chief investment officer of alternative investment in Hong Kong Monetary Authority from 2008 to 2014. Mr. Huh received a master’s degree in international affairs from Columbia University.

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

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position	In Charge of
Park Woo-hyuk	56	Deputy President and Chief Strategic Officer	Strategic Planning Team One Shinhan Strategy Team Digital Strategy Team Platform Marketing Team
Yu Sung-hun	54	Deputy President and Chief Financial Officer	Finance Management Team Accounting Team Investor Relations Team Internal Control on Financial Reporting Team
Lee Byeong-cheol	56	Deputy President and Chief Public Relations Officer	Brand Strategy Division
Jang Dong-ki	55	Deputy President	Global Markets & Securities Business Group
Jeong Woon-jin	55	Deputy President	Global Investment Banking Business Group
Wang Mi-hwa	55	Deputy President	Wealth Management Planning Group
Jeong Jiho	56	Deputy President	Global Business Management Group
Kim Im-geun	56	Deputy President and Chief Risk Officer	Risk Management Team Risk Model Validation Team Credit Review Team
Wang Ho-min	55	Managing Director and Chief Compliance Officer	Compliance Team
Lee Een-kyoon	52	Managing Director and Chief Operating Officer	Shinhan Leadership Center Management Support Team Management Innovation Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Park Woo-hyuk has been our deputy president since January 1, 2019. Mr. Park previously served as the chief executive officer of Shinhan Bank America and deputy president and head of the management support group and trust & pension management group of Shinhan Bank. Mr. Park received a bachelor’s degree in economics from Kyung Hee University.

Yu Sung-hun has been our deputy president and Chief Financial Officer since January 1, 2019. Mr. Yu previously served as the managing director of Shinhan Financial Group and head of the Investor Relations Team. Mr. Yu received a bachelor’s degree in English linguistics from Hankuk University of Foreign Studies.

Lee Byeong-cheol has been our deputy president and Chief Public Relations Officer since January 1, 2019. Mr. Lee previously served as a managing director of Shinhan Bank. Mr. Lee received a bachelor’s degree in law from Korea National Open University.

Jang Dong-ki has been our deputy president since January 1, 2018. Mr. Jang previously served as Chief Financial Officer of Shinhan Financial Group and head of finance management team and managing director and head of the capital market and trading division of Shinhan Bank. Mr. Jang received a bachelor’s degree in economics from Seoul National University.

Jeong Woon-jin has been our deputy president since January 1, 2019. Mr. Jeong previously served as the deputy president and head of management planning group of Shinhan Bank. Mr. Jeong received a bachelor’s degree in economics from Seoul National University.

Wang Mi-hwa has been our deputy president since January 1, 2019. Ms. Wang previously served as the managing director, head of wealth management department and head of Shinhan Gangnam private banking center of Shinhan Bank. Ms. Wang graduated from Busanjin Girl’s Commercial High School.

Jeong Jiho has been our deputy president since January 1, 2019. Mr. Jeong previously served as the managing director and head of global business department of Shinhan Bank and chief executive officer of Shinhan Bank Kazakhstan Ltd. Mr. Jeong received a bachelor’s degree in business administration from Korea University.

Kim Im-geun has been our deputy president since January 1, 2019. Mr. Kim previously served as the managing director and Chief Risk Officer of Shinhan Financial Group and head of risk management department of Shinhan Bank. Mr. Kim received a bachelor’s degree in statistics from Korea University.

Wang Ho-min has been our managing director since January 1, 2019. Mr. Wang previously served as the branch manager of Southern Jam-sil branch, Seoul southern district court branch and head of corporate culture development team. Mr. Wang received a bachelor’s degree in law from Hankuk University of Foreign Studies.

Lee Een-kyoon has been our managing director since January 1, 2019. Mr. Lee previously served as the head of management support team and head of secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B.	Compensation

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2018 was ~~W~~3.5 billion, consisting of ~~W~~2.6 billion in salaries and wages and ~~W~~0.9 billion in bonus payments.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us. We do not pay any severance payment to our chairman or directors upon their retirement, but we pay fixed sums of severance payment to other members of senior management pursuant to internal guidelines on severance payments to members of senior management. In 2018, we accrued ~~W~~0.1 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2018, stock options for 9,466 of our shares remain unexercisable. We did not record any accrued expense for stock options in 2018.

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

Neither performance units nor performance shares have been granted to outside directors. In 2018, we recognized no accrued expenses for performance units and ~~W~~2.0 billion as accrued expenses for performance shares.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in December 2016, we are required to disclose in our Korean annual report the individual annual compensation (including stock options) paid by us to our directors and statutory auditors if the individual annual compensation for such persons is ~~W~~500 million or greater.

In 2018, Cho Yong-byoung, our Chairman and Chief Executive Officer, received ~~W~~1,149 million, consisting of salary and wages. In addition, in 2018 Mr. Cho was granted 18,200 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during a four-year period beginning with the fiscal year in which such shares were granted.

ITEM 6.C.	Board Practices

Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and eleven outside directors, has the ultimate responsibility for the management of our affairs.

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

Board Steering Committee

The Board Steering Committee currently consists of five directors, namely Cho Yong-byoung, Park Cheul, Byeon Yang-ho, Sung Jae-ho and Choi Kyong-rok. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee

The Risk Management Committee currently consists of four outside directors, namely Byeon Yang-ho, Choi Kyong-rok, Philippe Avril and Huh-Yong-hak. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of three outside directors, namely Lee Manwoo, Sung Jae-ho and Lee Yoon-jae. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Remuneration Committee

The Remuneration Committee currently consists of three outside directors, namely Huh Yong-hak, Park Cheul and Lee Manwoo. At least one-half of the members of this committee must be outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

Outside Director Recommendation Committee

The Outside Director Recommendation Committee currently consists of five outside directors, namely Sung Jae-ho, Kim Hwa-nam, Lee Manwoo, Lee Yoon-jae and Choi Kyong-rok. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director selection, (ii) recommendation of outside director candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

Audit Committee Member Recommendation Committee

The Audit Committee Member Recommendation Committee consists of only outside directors. Members of this committee must be outside directors and will be appointed by our board of directors on an as-needed basis to recommend and nominate candidates for our Audit Committee member positions and related matters. This committee recommends candidates for the members of the Audit Committee and is required to act on the basis of a two-thirds vote of the members present.

Corporate Governance and Chief Executive Officer Recommendation Committee

The Corporate Governance and Chief Executive Officer (CEO) Recommendation Committee was established in March 2012 and currently consists of seven directors, namely Lee Manwoo, Kim Hwa-nam, Park Cheul, Byeon Yang-ho, Sung Jae-ho, Yuki Hirakawa and Philippe Avril. This committee is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior, size of the board of directors and other matters necessary for improving our overall corporate governance structure), as well as recommendation of the nominees for the president and/or chief executive officer of our group and development, operation and review of our management succession plan, including setting the qualifications for the CEO, evaluating CEO candidate pool and recommending CEO candidates. The chairperson of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Corporate Social Responsibility Committee

The Corporate Social Reasonability Committee was established in March 2015 and currently consists of five directors, namely Cho Yong-byoung, Lee Yoon-jae, Park Ansoon, Byeon Yang-ho and Yuki Hirakawa. This committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen.

ITEM 6.D.	Employees

At the holding company level, we had 147, 143 and 156 regular employees as of December 31, 2016, 2017 and 2018, respectively, almost all of whom are employed within Korea. Our subsidiaries had 21,542, 21,262 and 20,971 regular employees as of December 31, 2016, 2017 and 2018, respectively, almost all of whom are employed within Korea. In addition, we had five, six and seven non-regular employees at the holding company level as of December 31, 2016, 2017 and 2018, respectively, and 1,693, 1,540 and 1,490 non-regular employees at the subsidiary level as of December 31, 2016, 2017 and 2018, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 0.37% were managerial or executive employees.

9,984 employees of Shinhan Bank and 336 employees of Jeju Bank were members of the Korean Financial Industry Union as of December 31, 2018. 2,160 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2018. 1,576 employees of Shinhan Investment and 1,087 employees of Shinhan Life Insurance were members of the Korea Finance & Service Workers’ Union as of December 31, 2018.

Under Korean law, we may not terminate full time employees except under limited circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2016, 2017 and 2018, we recognized liabilities for defined benefit obligations of ~~W~~131 billion, ~~W~~7 billion and ~~W~~127 billion, respectively. See Note 32 of the notes to our consolidated financial statements included in this annual report.

ITEM 6.E.	Share Ownership

As of April 3, 2019, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 1,091,744 shares of our common stock, representing approximately 0.23% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2018, the employee stock ownership association owned 22,179,229 shares of our common stock.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2018, stock options for 9,466 of our shares remain unexercisable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2018.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service	44,497,838	9.38%
BlackRock Fund Advisors(1)	25,225,925	5.32
Shinhan Financial Group Employee Stock Ownership Association(2)	22,179,229	4.68
BNP Paribas SA	16,826,276	3.55
Citibank, N.A. (ADR Department)	14,223,838	3.00
The Government of Singapore	11,972,346	2.52
Norges Bank	8,062,776	1.70
Samsung Asset Management.	7,034,053	1.48
Vanguard Total International Stock Index	6,237,149	1.32
Peoples Bank of China	5,095,455	1.07
Lazard Fund Inc.	5,006,452	1.06
Others	307,838,250	64.92%

Total(3)	474,199,587	100.00%

Notes:

(1)	Based on Form SC 13G filed by BlackRock, Inc. on February 8, 2019.
(2)

According to the filing of share ownership dated April 22, 2019, available through the Financial Supervisory Service’s Data Analysis, Retrieval and Transfer System (DART), as of April 19, 2019, Shinhan Financial Group Employee Stock Ownership Association beneficially owns 24,036,170 common shares, or 5.07% beneficial ownership of the total number of shares issued as of April 19, 2019.

(3)	Total number of shares issued.

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

As of December 31, 2018, the latest date on which we closed our shareholders’ registry, 614 shareholders of record were notated as U.S. persons, holding in the aggregate 25.00% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing one share of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

ITEM 7.B.	Related Party Transactions

Since the beginning of the preceding three financial years, none of our directors or officers has or had any transactions with us that are or were unusual in their nature or conditions or significant to our business, other than as set forth below and also described in Note 55 of the notes to our consolidated financial statements included in this annual report.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2018, BNP Paribas held 16,826,276 shares, or 3.55%, of our total common stock.

As of December 31, 2016, 2017 and 2018, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~1.9 billion, ~~W~~3.2 billion and ~~W~~3.3 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

We and our subsidiaries are involved in various legal actions and regulatory proceedings arising from the normal course of business. As of December 31, 2018, we and our subsidiaries were defendants in pending lawsuits (including any government proceedings) in the aggregate claim amount of ~~W~~104 billion, for which we recorded a provision of ~~W~~26 billion.

The Financial Supervisory Service conducted a comprehensive audit of Shinhan Bank from November to December 2012, and in July 2013 notified Shinhan Bank of an institutional caution (which does not give rise to significant sanctions unlike in the case of repeated institutional warnings), imposed disciplinary actions against 65 Shinhan Bank employees and assessed a fine of ~~W~~87.5 million after finding that Shinhan Bank had monitored customer accounts without proper authorization, breached confidentiality with respect to certain financial transactions and violated its obligation to disclose and report to the Financial Supervisory Service an investment in an affiliated company of Shinhan Bank. Furthermore, in March 2013 the Financial Supervisory Service conducted a special audit of Shinhan Bank as to incidents of alleged malfunctioning of its financial computer network and in December 2013, notified Shinhan Bank of an institutional caution and imposed disciplinary actions against five Shinhan Bank employees after finding that Shinhan Bank did not properly maintain its information technology administrator account and vaccine server. From October 2013 to November 2014, the Financial Supervisory Service also conducted a series of special audits of Shinhan Bank as to incidents of alleged unauthorized monitoring of customer accounts, and in February 2014, the Prosecutors’ Office in Korea also commenced an investigation of Shinhan Bank with respect to same. In December 2015, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed disciplinary actions against two former Shinhan Bank officers after finding that Shinhan Bank had monitored customer accounts without proper authorization, whereas in April 2016, the Prosecutors’ Office determined not to prosecute the former officers of Shinhan Bank because of insufficient evidence. In addition, the Financial Supervisory Service conducted a periodic audit of Shinhan Bank from April to May 2015 and notified Shinhan Bank of five items requiring management’s attention and three items for improvement in June 2016 in connection with such audit. The Financial Supervisory Service conducted an additional audit in April 2017 and notified Shinhan Bank of 11 items requiring an institutional caution and 18 items for improvement in connection with such audit.

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

It has been reported in the press that certain employees of Shinhan Bank have been indicted by the Prosecutors’ Office for allegedly illegally influencing the hiring process of new employees and manipulating hiring standards for certain candidates. As of the date hereof, six current and former employees of Shinhan Bank, each of whom had occupied positions within Shinhan Bank’s recruiting department between 2013 and 2016, have been indicted for alleged illegal hiring activities while they occupied such positions at Shinhan Bank, and Shinhan Bank has also been indicted for gender discrimination under the Equal Employment Opportunity and Work-Family Balance Assistance Act. In addition to these indictments, on September 17, 2018, the Prosecutors’ Office also indicted our Chairman and Chief Executive Officer, who previously served as Shinhan Bank’s president, chief executive officer and executive director from March 2015 through March 2017, for alleged illegal hiring activities while he occupied such position at Shinhan Bank. The trials for these individuals are currently pending at the Seoul Eastern District Court. We believe that we have robust and fair internal procedures for hiring new employees. As part of Shinhan Bank’s efforts to enhance fairness and transparency of its hiring practices, Shinhan Bank recently adopted the model hiring procedures promulgated by the Korea Federation of Banks, and beginning in 2018 has established a hiring committee consisting of third-party human resources experts and internal compliance officers. However, it is difficult to predict the results of these proceedings and the potential impact they may have on us, Shinhan Bank or the price of our common stock, ADSs or other securities. Accordingly we cannot assure you that these proceedings and related events will not have an adverse effect on us, Shinhan Bank or the price of our common stock, ADSs or other securities.

Our management believes that these lawsuits will not have a material adverse effect on our financial condition, equity or results of operations. For further details of these and other litigations, see Note 53 of the notes to our consolidated financial statements.

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

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since 2014, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since 2014.

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low	(Shares)	High	Low	(ADSs)
2014	53,400	42,000	852,730	52.44	39.44	51,257
2015	46,650	39,000	968,985	42.83	32.13	84,145
2016	47,700	36,100	839,260	40.88	29.66	84,952
2017	55,400	44,800	998,487	48.76	36.81	85,658
First Quarter	49,750	44,800	1,102,971	43.68	36.81	78,489
Second Quarter	50,800	45,600	941,348	45.35	40.20	85,487
Third Quarter	55,400	48,000	912,026	48.76	42.50	82,087
Fourth Quarter	51,700	47,100	1,042,064	46.80	43.12	76,535
2018	53,400	39,050	1,024,181	50.35	34.78	101,168
First Quarter	53,400	44,550	1,031,010	45.20	38.14	98,021
Second Quarter	48,400	43,000	947,591	45.35	45.35	86,258
Third Quarter	45,710	41,450	1,010,829	40.43	36.58	84,538
Fourth Quarter	46,150	39,050	1,104,717	40.68	34.78	136,552
October	46,150	42,350	1,214,032	40.68	37.01	87,043
November	43,400	41,200	901,313	38.71	37.01	97,767
December	42,250	39,050	1,219,416	37.64	34.78	238,537
2019 (through April 19)	45,800	38,350	1,033,035	40.54	34.41	97,532
January	43,200	38,350	1,186,060	38.48	34.41	117,738
February	44,250	42,450	1,054,474	39.21	37.60	83,589
March	44,200	42,000	1,025,203	38.95	37.14	105,781
April (through April 19)	45,800	43,750	794,746	40.54	39.16	73,771

Source:	Korea Exchange; New York Stock Exchange.

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

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

As of December 31, 2018, the aggregate market value of equity securities listed on the KOSPI was approximately ~~W~~1,344 trillion. The average daily trading volume of equity securities for 2018 was approximately 398 million shares with an average transaction value of ~~W~~6,549 billion.

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

	Opening(1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1,383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017	2,026.16	2,557.97	2,026.16	2,467.49
2018	2,479.65	2,598.19	1,996.05	2,041.04
2019 (through April 19)	2,041.04	2,248.63	1,993.70	2,216.15

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the financial investment companies with brokerage licenses. In addition, beginning on June 3, 2019, the securities transaction tax for shares listed on the KRX KOSPI Market and KRX KOSDAQ Market will each be lowered by 0.05%, from 0.15% to 0.10% for shares listed on the KRX KOSPI Market and from 0.30% to 0.25% for shares listed on the KRX KOSDAQ Market. The securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares on the Korea Exchange. A special agricultural and fishery tax of 0.15% of the sales prices is also imposed on the transfer of these shares and securities on the KRX KOSPI Market (but not on transfers on the KRX KOSDAQ Market). See “Item 10.E. Taxation — Korean Taxation.”

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table.

		Total Market Capitalization			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)		(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)		(Thousands of Dollars)(1)
2000	704	~~W~~	188,041,490	$148,414,751	306,163	~~W~~	2,602,211	$2,053,837
2001	689		255,850,070	194,784,979	473,241		1,997,420	1,520,685
2002	683		258,680,756	218,056,778	857,245		3,041,598	2,563,937
2003	684		355,362,626	298,123,008	542,010		2,216,636	1,859,594
2004	683		412,588,139	398,597,371	372,895		2,232,109	2,156,419
2005	702		655,074,595	648,588,708	467,629		3,157,662	3,126,398
2006	731		704,587,508	757,620,976	279,096		3,435,180	3,693,742
2007	746		951,917,907	1,017,223,666	363,846		5,540,151	5,920,229
2008	765		576,927,703	457,153,489	355,440		5,190,180	4,112,663
2009	770		887,935,183	763,060,356	485,657		5,795,552	4,980,495
2010	777		1,141,885,458	1,009,981,831	380,859		5,619,768	4,970,607
2011	791		1,041,999,162	899,438,206	353,760		6,863,146	5,924,166
2012	784		1,154,294,167	1,085,638,395	486,480		4,823,643	4,536,739
2013	777		1,185,973,724	1,123,826,139	328,325		3,993,422	3,784,158
2014	773		1,192,252,867	1,092,907,569	278,082		3,983,580	3,651,646
2015	770		1,242,832,089	1,062,885,563	455,256		5,351,734	4,576,870
2016	779		1,308,440,374	1,087,015,348	376,773		4,523,044	3,757,617
2017	774		1,605,820,912	1,504,422,814	340,457		5,325,760	4,989,470
2018	788		1,343,971,858	1,207,630,387	397,972		6,548,622	5,884,286
2019 (through April 19)	791		1,468,420,930	1,293,307,143	398,857		5,375,499	4,734,454

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

Our articles of incorporation, which was last amended on March 27, 2019, is annexed to this annual report as Exhibit 1.1.

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

General

As of December 31, 2018 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. As of December 31, 2018 and as of the date hereof, the number of our issued and outstanding common shares was 474,199,587.

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

Other than as set forth above and the dividend rights granted to preferred shareholders as further described in “— Description of Preferred Stock,” our articles of incorporation do not provide special rights to our common or preferred shareholders to share in our profits. For information regarding Korean taxes on dividends, see “Item 10.E. Taxation — Korean Taxation.”

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

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2018, the employee stock ownership association owned 22,179,229 shares, or 4.68%, of our common stock.

General Meeting of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of our Audit Committee. In addition, under the Korean Commercial Code, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least six months of an aggregate of 1.5% or more of the outstanding shares with voting rights of the listed company, subject to a board resolution or court approval. Furthermore, under the Act on the Corporate Governance of Financial Companies of Korea and its sub-regulations, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least six months of an aggregate of 1.5% (0.75% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is ~~W~~5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of ~~W~~2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Korean Commercial Code, the meeting agenda may be proposed by the shareholders holding shares for at least six months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest operating year is ~~W~~100 billion or more) or more of the outstanding shares of the listed company. Furthermore, under the Act on the Corporate Governance of Financial Companies and its sub-regulations, the meeting agenda may be proposed by the shareholders holding shares for at least six months of an aggregate of 0.1%. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers or by using an electronic method defined under the Korean Commercial Code and related regulations at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily and Maeil Business Newspaper for the publication of such notices. Shareholders who are not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, and they are not entitled to attend or vote at such meeting.

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

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. In order to exercise shareholders’ rights, the transferee must have his name and address registered on the registry of shareholders. For this purpose, shareholders are required to file with us their name, address and seal. Nonresident shareholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under the Financial Services Commission regulations, nonresident shareholders may appoint a standing proxy and may not allow any person other than the standing proxy to exercise rights regarding the acquired share or perform any task related thereto on his behalf, subject to certain exceptions. Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians are authorized to act as standing proxy and provide related services. Certain foreign exchange controls and securities regulations apply to the transfer of shares by nonresidents or non-Koreans. See “Item 10.D. Exchange Controls.” As to the ceiling on the aggregate shareholdings of a single shareholder and persons who have a special relationship with such shareholder, please see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.”

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

Tax Treaties

Korea has entered into a number of income tax treaties with other countries, including the United States, which reduce or exempt Korean withholding tax on the income derived by residents of such treaty countries. For example, under the Korea-U.S. income tax treaty, reduced rates of Korean withholding tax on dividends of 16.5% or 11.0%, respectively (including local income surtax), depending on your shareholding ratio, and an exemption from Korean withholding tax on capital gains are generally available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment or Holding Companies) of the Korea-U.S. income tax treaty, such reduced rates and exemption do not apply if (1) you are a United States corporation, (2) by reason of any special measures the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (3) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-U.S. income tax treaty, the exemption on capital gains does not apply if (a) you have a permanent establishment in Korea and any shares of common stock in which you hold an interest and which gives rise to capital gains are effectively connected with such permanent establishment, (b) you are an individual and you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your common shares or ADSs giving rise to capital gains are effectively connected with such fixed base or (c) you are an individual and you are present in Korea for a period or periods of 183 days or more during the taxable year.

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

Securities Transaction Tax

If you transfer common shares through the Korea Exchange, you will be subject to a securities transaction tax at the rate of 0.15% (which will be decreased to 0.1% beginning on June 3, 2019 pursuant to an amendment to the Enforcement Decree of the Securities Transaction Tax Act) and an agriculture and fishery special surtax at the rate of 0.15% of the sales price of common shares. If your transfer of common shares is not made through the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% but will not be subject to an agriculture and fishery special surtax.

Depositary receipts, which the ADSs constitute, are included in the scope of securities transfer subject to securities transaction tax. Nonetheless, transfer of depositary receipts listed on a foreign securities exchange similar to the Korea Exchange (e.g., the New York Stock Exchange, the NASDAQ National Market) will not be subject to the securities transaction tax.

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

Non-reporting or underreporting of securities transaction tax will generally result in the imposition of penalties equal to 20% to 60% of the non-reported or 10% to 60% of underreported tax amount and a failure to timely pay securities transaction tax due will result in penalties of 9.125% per annum of the due but unpaid tax. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, on the party that has the withholding obligation.

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

Subject to certain significant conditions and limitations, Korean taxes withheld from dividends (at a rate not exceeding the rate provided in the Treaty) will be treated as foreign income taxes eligible for credit against your U.S. federal income tax liability. See “— Korean Taxation — Tax Treaties” for a discussion of the Treaty rate. Korean taxes withheld in excess of the rate provided in the Treaty will not be eligible for credit against your U.S. federal income tax until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the Internal Revenue Service. For purposes of the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. If you do not elect to claim a credit for any foreign taxes paid during a taxable year, you may instead elect, subject to certain limitations, to claim a deduction in respect of such foreign taxes, provided that you apply this election to all foreign taxes paid or accrued in the taxable year.

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

Disposition of Common Shares or American Depositary Shares

For U.S. federal income tax purposes, you will recognize gain or loss upon the sale, exchange or other disposition of our common shares or ADSs in an amount equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in our common shares or ADSs, as the case may be. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if at the time of sale, exchange or other disposition, our common shares or ADSs have been held for more than one year. Long-term capital gains of non-corporate U.S. holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on the sale, exchange or other disposition of our common shares or ADSs will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

You should note that any Korean securities transaction tax generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2018, and we do not expect to be a PFIC in 2019 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in composition of our income or assets or valuation of our assets. Because we have valued our goodwill based on the market value of our common shares and ADSs, a decrease in the price of our common shares and ADSs may also result in our becoming a PFIC.

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

In certain circumstances, you could make a mark-to-market election, under which in lieu of being subject to the special rules discussed above, you will include gain on our common shares or ADSs on a mark-to-market basis as ordinary income, provided that our common shares or ADSs are regularly traded on a qualified exchange or other market. Our common shares are listed on the Korea Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will continue to be “regularly traded” for purposes of the mark-to-market election. Our ADSs are currently listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs are or will be “regularly traded.” If you make a valid mark-to-market election, for each year that we are a PFIC you will include as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

A U.S. holder’s adjusted tax basis in common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or other market or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable with respect to your particular circumstances.

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

If you hold our common shares or ADSs in any year in which we are classified as a PFIC, you will generally be required to file Internal Revenue Service Form 8621.

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

FATCA

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), certain entities in a broadly defined class of foreign financial institutions (“FFIs”) may be subject to a 30% United States withholding tax on certain United States source payments made to the FFI, unless the FFI is a “participating FFI,” which is generally defined as an FFI that (i) enters into an agreement with the Internal Revenue Service pursuant to which it agrees to comply with a complicated and expansive reporting regime or (ii) complies with the requirements of an intergovernmental agreement entered into by the United States and another jurisdiction regarding the implementation of FATCA (an “IGA”), or the FFI is otherwise deemed compliant with or exempt from FATCA.

The FATCA legislation also contains complex provisions requiring certain participating FFIs to withhold on certain “foreign passthru payments” made to FFIs that are not participating FFIs or otherwise exempt from FATCA withholding and to holders that fail to provide the information required by FATCA. Although the definition of a “foreign passthru payment” is still reserved under current regulations, the term generally refers to payments that are from non-United States sources but that are “attributable to” certain United States payments described above. Pursuant to proposed U.S. Treasury regulations (upon which taxpayers may rely until final regulations are issued), withholding on foreign passthru payments, if applicable, would not be required with respect to payments made before the date that is two years after the date of publication of final regulations defining the term foreign passthru payment. It is unclear whether or to what extent payments on our common shares or ADSs would be considered foreign passthru payments that are subject to withholding under FATCA.

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

Depositary Fees and Charges

Under the terms of the Deposit Agreement in respect of our American depositary shares (“ADSs”), the holder of ADSs may be required to pay the following fees and charges to Citibank, N.A., acting as depositary for our ADSs:

Item	Services	Fees	Paid by
1	Issuance of ADSs upon deposit of common shares (excluding issuances contemplated by items 3(b) and 5 below	Up to US$5.00 per 100 ADSs (or fraction thereof) issued	Person depositing common shares or person receiving ADSs

2	Delivery of deposited securities against surrender of ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered	Person surrendering ADSs for purpose of withdrawal of deposited securities or person to whom deposited securities are delivered

Item	Services	Fees	Paid by

3	Distribution of (a) cash dividends or (b) ADSs pursuant to stock dividends	No fee, to the extent prohibited by the exchange on which the ADSs are listed. If the charging of such fee is not prohibited, the fees specified in item 4 below shall be payable	Person to whom distribution is made

4	Distribution of (a) cash proceeds (i.e., upon sale of rights and other entitlements) or (b) free shares in the form of ADSs (not constituting a stock dividend)	Up to US$2.00 per 100 ADSs (or fraction thereof) held	Person to whom distribution is made

5	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spinoff shares)	Up to US$5.00 per 100 ADSs (or fraction thereof) distributed	Person to whom distribution is made

6	Depositary Services	Unless prohibited by the exchange on which the ADSs are listed, up to US$2.00 per 100 ADSs (or fraction thereof) held as of the last day of each calendar year, except to the extent of any cash dividend fee(s) charged under paragraph (3)(a) above during the applicable calendar year	Person holding ADSs on last day of calendar year

7	Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs	Up to US$2.00 per 100 ADSs (or fraction thereof) held	Person who exercises such rights

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

Depositary Payments for the Fiscal Year 2018

In 2018, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	—
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	52,387.21
Legal expenses	US$	—
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection to the preparation of our Form 20-F for the fiscal year 2017	US$	178,205.37

Total:	US$	230,592.58

Note:	The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2018 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal Control-Integrated Framework (2013) suspended the original framework issued by COSO in 1992 on December 15, 2014. We adopted the 2013 Framework on December 15, 2014. Further details of the changes made are set out below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018. The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2018. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee currently consists of three outside directors, namely Lee Manwoo, Sung Jae-ho and Lee Yoon-jae. Our board of directors has determined that Lee Manwoo, the chairman of our Audit Committee is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Lee Manwoo, Sung Jae-ho and Lee Yoon-jae are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2016, 2017 and 2018, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2016		2017		2018
	(In millions of Won)
Audit fees	~~W~~	6,447	~~W~~	7,572	~~W~~	8,009	Audit service for Shinhan Financial Group and its subsidiaries.
Audit related fees		—		—		40	Due diligence services rendered in the ordinary course of our business
Tax fees		288		265		209	Tax return and consulting advisory service.
All other fees		—		—		—	All other services which do not meet the two categories above.(1)

Total	~~W~~	6,735	~~W~~	7,837	~~W~~	8,258

Note:

(1)	Due diligence service fee.

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. While as a foreign private issuer, we are exempt from this requirement, but our board of directors is in compliance with this requirement as it currently consists of 13 directors, of which eleven directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. Eleven of our directors are also “outside directors” as defined in the Financial Holding Companies Act of Korea. An “outside director” for purposes of the Act on Corporate Governance of Financial Companies and the Korean Commercial Code means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders’ meeting, after having been nominated by the outside director nominating committee, and none of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Under the Korea Exchange listing rules and the Korean Commercial Code, at least one-fourth of a listed company’s directors must be outside directors. In the case of “large listed companies” as defined under the Korean Commercial Code, like us, a majority of the directors must be outside directors provided that there must be at least three outside directors.

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

In Korea, the Act on the Protection of Public Interest Whistleblowers (the “Act on Whistleblowers”) was enacted in March 29, 2011 and became effective on September 30, 2011, and was last amended on April 17, 2018. Under the Act on Whistleblowers, a “conduct detrimental to the public interest” means any conduct falling under the penalty provisions of certain acts or any conduct subject to administrative measures such as cancellation or suspension of an approval or a permit. As the Financial Holding Companies Act is included in the “certain acts” above, any conduct falling under the penalty provisions or subject to administrative measures for a violation of the Financial Holding Companies Act constitutes a “conduct detrimental to the public interest.” Any person deeming that a conduct detrimental to the public interest has been, or is likely to be, committed may make a public interest report to a representative of the organization involved or a relevant investigative agency. The personal information of a public interest whistleblower shall be kept in confidence, and the measures necessary for personal protection of a public interest whistleblower shall be taken. In addition, any disadvantageous measures against a public interest whistleblower, including discriminatory treatment and delayed payment of wage, are prohibited, and where a public interest report leads to a recovery of, or increase in, revenues of the Government, the public interest whistleblower may be entitled to compensation by the Anti-Corruption and Civil Rights Commission of Korea.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report:

See Exhibit Index beginning on page 288 of this annual report.

(b)	Financial Statements filed as part of this Annual Report:

See Index to Financial Statements on page F-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 27, 2019 (in English)†

2.1	Form of Common Stock Certificate (in English)†*

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*

4.3	Agreed Terms, dated June 22, 2003, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English)†***

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English)†***

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English)†****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†*****

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

101	Interactive Data Files (XBRL-Related Documents)

†	A fair and accurate translation from Korean into English.
*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.
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

Date: April 30, 2019

Shinhan Financial Group Co., Ltd.

By:	/s/ Cho Yong-byoung
Name: Cho Yong-byoung
Title: Chairman and Chief Executive Officer

KPMG Samjong Accounting Corp. Gangnam Finance Center 27th Floor, 152, Teheran-ro, Gangnam-gu, Seoul 06236	Tel 82-2-2112-0100 Fax 82-2-2112-0101 www.kr.kpmg.com

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Shinhan Financial Group Co., Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Adoption of IFRS 9 ‘Financial Instruments’

As discussed in Note 2 to the consolidated financial statements, the Group has changed its method of accounting for financial assets and financial liabilities in 2018 due to the adoption of IFRS 9 ‘Financial Instruments’.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2002.

Seoul, Korea

April 30, 2019

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017 and 2018

(In millions of won)	Note	2017		2018
Assets
Cash and due from banks at amortized cost	4,8,24,60	~~W~~	—	17,348,626
Cash and due from banks	4,9,24,60		22,668,598	—
Financial assets at fair value through profit or loss	4,10,24,60		—	43,534,766
Trading assets	4,11,24,60		28,464,296	—
Financial assets designated at fair value through profit or loss (IAS 39)	4,12,24,60		3,579,057	—
Derivative assets	4,13,60		3,400,178	1,793,613
Securities at fair value through other comprehensive income	4,16,24,60		—	38,314,170
Available-for-sale financial assets	4,17,24,60		42,116,937	—
Securities at amortized cost	4,16,24,60		—	28,478,136
Held-to-maturity financial assets	4,17,24,60		24,990,680	—
Loans at amortized cost	4,14,24,60		—	299,609,472
Loans	4,15,24,60		275,565,766	—
Property and equipment	18,24		3,021,772	3,003,886
Intangible assets	19,58		4,273,321	4,320,134
Investments in associates	20		631,294	671,330
Current tax receivable			25,015	45,100
Deferred tax assets	51		592,283	426,965
Investment property	21		418,303	474,820
Other assets	4,22,60		16,551,958	21,571,918
Assets held for sale			7,550	7,574

Total assets		~~W~~	426,307,008	459,600,510

Liabilities
Deposits	4,25,60	~~W~~	249,419,224	265,000,190
Financial liabilities at fair value through profit or loss	4,26,60		—	1,420,306
Trading liabilities	4,27,60		1,848,490	—
Financial liabilities designated at fair value through profit or loss (IFRS 9)	4,28,60		—	8,535,800
Financial liabilities designated at fair value through profit or loss (IAS 39)	4,29,60		8,297,609	—
Derivative liabilities	4,13,60		3,487,661	2,439,892
Borrowings	4,30,60		27,586,610	29,818,542
Debt securities issued	4,31,60		51,340,821	63,227,699
Liabilities for defined benefit obligations	32		7,144	127,348
Provisions	33		428,958	508,416
Current tax payable			348,830	430,306
Deferred tax liabilities	51		9,982	22,020
Liabilities under insurance contracts	34		24,515,288	26,218,882
Other liabilities	4,35,60		25,312,773	25,199,679

Total liabilities		~~W~~	392,603,390	422,949,080

Equity	36
Capital stock		~~W~~	2,645,053	2,645,053
Hybrid bonds			423,921	1,531,759
Capital surplus			9,887,335	9,895,488
Capital adjustments			(398,035)	(552,895)
Accumulated other comprehensive loss	60		(529,734)	(753,220)
Retained earnings	57,60		20,791,681	22,959,440

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			32,820,221	35,725,625
Non-controlling interests			883,397	925,805

Total equity			33,703,618	36,651,430

Total liabilities and equity		~~W~~	426,307,008	459,600,510

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016, 2017 and 2018

(In millions of won)	Notes	2016		2017	2018
Interest income		~~W~~	11,236,302	11,798,654	13,572,456
Interest expense			(4,030,936)	(3,955,701)	(4,992,367)

Net interest income	38		7,205,366	7,842,953	8,580,089

Fees and commission income			3,803,596	4,044,955	3,295,256
Fees and commission expense			(2,238,057)	(2,334,001)	(1,356,259)

Net fees and commission income	39		1,565,539	1,710,954	1,938,997

Insurance income			4,586,098	4,599,808	4,398,738
Insurance expenses			(5,004,602)	(5,059,847)	(4,870,437)

Net insurance loss	34		(418,504)	(460,039)	(471,699)

Dividend income	40		281,623	257,306	87,826
Net gain on financial instruments at fair value through profit or loss	41		—	—	420,026
Net gain on financial instruments at fair value through profit or loss (overlay approach)	10		—	—	74,944
Net trading income	42		369,510	963,223	—
Net loss on financial instruments designated at fair value through profit or loss	43		—	—	(26,643)
Net gain (loss) on financial instruments designated at fair value through profit or loss	44		(501,955)	(1,059,826)	—
Net foreign currency transaction gain			461,671	364,006	194,136
Net gain on disposal of financial asset at fair value through other comprehensive income	16		—	—	20,554
Net gain on disposal of available-for-sale financial assets	17		647,541	499,187	—
Net loss on disposal of securities at amortized cost	16		—	—	(9)
Provision for credit loss allowance	45		—	—	(747,877)
Impairment loss on financial assets	46		(1,195,663)	(1,013,548)	—
General and administrative expense	47		(4,508,575)	(4,811,198)	(4,741,575)
Other operating expenses, net	49		(797,911)	(462,992)	(829,355)

Operating income			3,108,642	3,830,026	4,499,414

Equity method income	20		9,995	20,393	17,488
Other non-operating income (expense), net	50		51,835	(52,811)	(50,292)

Profit before income taxes			3,170,472	3,797,608	4,466,610

Income tax expense	51		345,553	848,403	1,268,345

Profit for the year		~~W~~	2,824,919	2,949,205	3,198,265

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2016, 2017 and 2018

(In millions of won, except earnings per share)	Notes	2016		2017	2018
Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Gain on financial asset at fair value through other comprehensive income		~~W~~	—	—	161,008
Loss on financial instruments at fair value through profit or loss (overlay approach)	10		—	—	(54,333)
Gain (loss) on available-for-sale financial assets			(433,657)	(323,127)	—
Equity in other comprehensive income (loss) of associates			2,691	(22,813)	7,407
Foreign currency translation adjustments for foreign operations			12,103	(194,172)	19,983
Net change in unrealized fair value of cash flow hedges			(1,262)	15,904	(20,192)
Other comprehensive income (loss) of separate account			(4,330)	(9,278)	8,676

			(424,455)	(533,486)	122,549
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			15,307	103,525	(93,098)
Equity in other comprehensive income (loss) of associates			(2)	847	28
Valuation gain on financial asset at fair value through other comprehensive income			—	—	22,725
Loss on disposal of financial asset at fair value through other comprehensive income			—	—	(2,635)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			—	—	1,723

			15,305	104,372	(71,257)

Total other comprehensive loss, net of income tax	36		(409,150)	(429,114)	51,292

Total comprehensive income for the year		~~W~~	2,415,769	2,520,091	3,249,557

Profit for the year attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	36,52	~~W~~	2,774,778	2,918,816	3,156,722
Non-controlling interest			50,141	30,389	41,543

		~~W~~	2,824,919	2,949,205	3,198,265

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	2,367,062	2,491,251	3,207,602
Non-controlling interest			48,707	28,840	41,955

		~~W~~	2,415,769	2,520,091	3,249,557

Earnings per share:	36,52
Basic and diluted earnings per share in won		~~W~~	5,736	6,118	6,579

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2017 and 2018

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,774,778	2,774,778	50,141	2,824,919
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	12,012	—	12,012	91	12,103
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(432,530)	—	(432,530)	(1,127)	(433,657)
Equity in other comprehensive income of associates		—	—	—	—	2,689	—	2,689	—	2,689
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(1,262)	—	(1,262)	—	(1,262)
Other comprehensive income of separate account		—	—	—	—	(4,330)	—	(4,330)	—	(4,330)
Remeasurements of defined benefit plans		—	—	—	—	15,705	—	15,705	(398)	15,307

Total other comprehensive loss		—	—	—	—	(407,716)	—	(407,716)	(1,434)	(409,150)

Total comprehensive income (loss)		—	—	—	—	(407,716)	2,774,778	2,367,062	48,707	2,415,769

Other changes in equity
Dividends		—	—	—	—	—	(630,978)	(630,978)	—	(630,978)
Dividends to hybrid bonds		—	—	—	—	—	(36,091)	(36,091)	—	(36,091)
Redemption of hybrid bonds		—	(238,582)	—	(1,418)	—	—	(240,000)	—	(240,000)
Redemption of preferred stock		—	—	—	—	—	(1,125,906)	(1,125,906)	—	(1,125,906)
Change in other capital adjustments		—	—	—	(33,507)	362	(30,899)	(64,044)	—	(64,044)
Redemption of subsidiary’s hybrid bond and other change in non-controlling interests		—	—	—	—	—	—	—	(386,826)	(386,826)

		—	(238,582)	—	(34,925)	362	(1,823,874)	(2,097,019)	(386,826)	(2,483,845)

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2016, 2017 and 2018

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at December 31, 2016	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980

Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980
Total comprehensive income for the period
Profit for the year		—	—	—	—	—	2,918,816	2,918,816	30,389	2,949,205
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(193,474)	—	(193,474)	(698)	(194,172)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(322,056)	—	(322,056)	(1,071)	(323,127)
Equity in other comprehensive loss of associates		—	—	—	—	(21,552)	(414)	(21,966)	—	(21,966)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	15,904	—	15,904	—	15,904
Other comprehensive income of separate account		—	—	—	—	(9,278)	—	(9,278)	—	(9,278)
Remeasurements of defined benefit plans		—	—	—	—	103,305	—	103,305	220	103,525

Total other comprehensive loss		—	—	—	—	(427,151)	(414)	(427,565)	(1,549)	(429,114)

Total comprehensive income (loss)		—	—	—	—	(427,151)	2,918,402	2,491,251	28,840	2,520,091

Other changes in equity
Dividends		—	—	—	—	—	(687,589)	(687,589)	—	(687,589)
Dividends to hybrid bonds		—	—	—	—	—	(17,678)	(17,678)	—	(17,678)
Issuance of hybrid bonds		—	224,466	—	—	—	—	224,466	—	224,466
Redemption of hybrid bond		—	(298,861)	—	(1,139)	—	—	(300,000)	—	(300,000)
Change in other capital adjustments		—	—	—	61,565	—	(61,493)	72	—	72
Change in other non-controlling interests		—	—	—	—	—	—	—	219,275	219,275

		—	(74,395)	—	60,426	—	(766,760)	(780,729)	219,275	(561,454)

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2016, 2017 and 2018

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at December 31, 2017	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,791,680	32,820,220	883,397	33,703,617

Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,791,680	32,820,220	883,397	33,703,617
Adoption effect of IFRS 9 and 15, net of tax (Note 60)		—	—	—	—	(277,011)	(251,854)	(528,865)	(3,155)	(532,020)
Balance at January 1, 2018 (adjusted)		2,645,053	423,921	9,887,335	(398,035)	(806,745)	20,539,826	32,291,355	880,242	33,171,597
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	3,156,722	3,156,722	41,543	3,198,265
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		—	—	—	—	179,793	—	179,793	1,305	181,098
Loss on financial instrument at fair value through profit or loss (overlay approach)		—	—	—	—	(54,333)	—	(54,333)	—	(54,333)
Foreign currency translation adjustments		—	—	—	—	20,465	—	20,465	(482)	19,983
Equity in other comprehensive income of associates		—	—	—	—	7,435	—	7,435	—	7,435
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(20,192)	—	(20,192)	—	(20,192)
Other comprehensive income of separate account		—	—	—	—	8,676	—	8,676	—	8,676
Remeasurements of defined benefit plans		—	—	—	—	(92,687)	—	(92,687)	(411)	(93,098)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	1,723	—	1,723	—	1,723

Total other comprehensive loss		—	—	—	—	50,880	—	50,880	412	51,292

Total comprehensive income (loss)	~~W~~	—	—	—	—	50,880	3,156,722	3,207,602	41,955	3,249,557

Other changes in equity
Dividends	~~W~~	—	—	—	—	—	(687,589)	(687,589)	—	(687,589)
Dividends to hybrid bonds		—	—	—	—	—	(40,357)	(40,357)	—	(40,357)
Issuance of hybrid bonds		—	1,107,838	—	—	—	—	1,107,838	—	1,107,838
Acquisition of treasury stock		—	—	—	(155,923)	—	—	(155,923)	—	(155,923)
Change in other capital adjustments		—	—	8,153	1,063	—	(6,517)	2,699	—	2,699
Change in other non-controlling interests		—	—	—	—	—	—	—	3,608	3,608

		—	1,107,838	8,153	(154,860)	—	(734,463)	226,668	3,608	230,276

Reclassification of OCI retained earnings		—	—	—	—	2,645	(2,645)	—	—	—

Balance at December 31, 2018	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2017 and 2018

(In millions of won)	Notes	2016		2017	2018
Cash flows from operating activities
Profit before income taxes		~~W~~	3,170,472	3,797,608	4,466,610
Adjustments for:
Interest income	38		(11,236,302)	(11,798,654)	(13,572,456)
Interest expense	39		4,030,936	3,955,701	4,992,367
Dividend income	40		(281,623)	(257,306)	(87,826)
Net fees and commission expense			166,216	169,640	176,932
Net insurance loss			2,779,710	2,571,094	2,080,509
Net loss on financial instruments at fair value through profit or loss	41		—	—	66,455
Net gain on financial instruments at fair value through profit or loss (overlay approach)	10		—	—	(74,944)
Net trading loss (gain)	42		48,363	(334,133)	—
Net foreign currency translation loss (gain)			(248,844)	(87,384)	377,632
Net gain on financial instrument designated at fair value through profit or loss	43		—	—	(382,667)
Net loss on financial instruments designated at fair value through profit or loss	44		147,813	231,772	—
Net gain on disposal of financial asset at fair value through other comprehensive income	16		—	—	(20,554)
Net gain on disposal of available-for-sale financial assets	17		(647,541)	(499,187)	—
Net loss on disposal of securities at amortized cost	16		—	—	9
Provision for credit loss allowance	45		—	—	747,877
Provision for credit losses	46		1,107,633	815,249	—
Impairment losses on other financial assets	46		88,030	198,299	—
Employee costs			203,639	232,709	155,672
Depreciation and amortization	47		259,941	253,344	301,916
Other operating expense (income)			70,236	602,027	(278,274)
Equity method income, net	20		(9,995)	(20,393)	(17,488)
Other non-operating expense (income), net			598	(29,080)	3,147

		~~W~~	(3,521,190)	(3,996,302)	(5,531,693)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2016, 2017 and 2018

(In millions of won)	Notes	2016		2017	2018
Changes in assets and liabilities:
Cash and due from banks at amortized cost		~~W~~	—	—	6,024,743
Due from banks			3,937,005	(3,347,818)	—
Securities at fair value through profit or loss			—	—	(3,082,516)
Due from banks at fair value through profit or loss			—	—	(82,014)
Loans at fair value through profit or loss			—	—	(422,326)
Trading assets and liabilities			(4,343,206)	(1,706,990)	—
Financial asset designated at fair value through profit or loss (IFRS 9)			—	—	723,037
Financial instruments designated at fair value through profit or loss (IAS 39)			(2,439)	(1,300,760)	—
Derivative instruments			(340,831)	(488,706)	203,006
Loans at amortized cost			—	—	(27,547,413)
Loans			(11,351,121)	(19,232,732)	—
Other assets			(4,627,748)	(250,806)	(5,177,725)
Deposits			16,771,470	15,632,957	16,699,467
Liabilities for defined benefit obligations			(261,550)	(178,054)	(145,639)
Provisions			(77,514)	(69,584)	14,542
Other liabilities			(2,333,634)	4,845,053	174,590

			(2,629,568)	(6,097,440)	(12,618,248)

Income taxes paid			(561,604)	(664,286)	(850,696)
Interest received			11,109,313	11,425,960	13,208,601
Interest paid			(4,080,122)	(3,710,093)	(5,058,596)
Dividends received			309,876	265,887	63,826

Net cash provided by operating activities		~~W~~	3,797,177	1,021,334	(6,320,196)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2016, 2017 and 2018

(In millions of won)	Notes	2016		2017	2018
Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	—	—	2,150,860
Increase in financial instruments at fair value through profit or loss			—	—	(3,290,960)
Proceeds from disposal of financial assets at fair value through other comprehensive income			—	—	27,074,948
Acquisition of financial assets at fair value through other comprehensive income			—	—	(27,037,290)
Proceeds from disposal of available-for-sale financial assets			29,242,921	29,638,281	—
Acquisition of available-for-sale financial assets			(32,844,558)	(34,703,066)	—
Proceeds from disposal of financial assets at amortized cost			—	—	2,093,506
Acquisition of financial assets at amortized cost			—	—	(5,836,342)
Proceeds from disposal of held-to-maturity financial assets			1,839,275	1,712,326	—
Acquisition of held-to-maturity financial assets			(5,277,451)	(7,033,310)	—
Proceeds from disposal of property and equipment	18,50		5,793	11,459	39,202
Acquisition of property and equipment	18		(252,084)	(155,186)	(142,933)
Proceeds from disposal of intangible assets	19,50		8,268	9,286	3,638
Acquisition of intangible assets	19		(88,876)	(111,257)	(157,160)
Proceeds from disposal of investments in associates			67,082	163,649	189,118
Acquisition of investments in associates			(145,119)	(380,213)	(227,914)
Proceeds from disposal of investment property	21,50		22,900	4,869	15,433
Acquisition of investment property	21		(176,204)	(2,125)	(115,333)
Proceeds from disposal of assets held for sale			2,213	10,466	4,498
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			27,265	85,616	67,039
Payment for settlement of hedging derivative financial instruments for available-for-sale financial assets			(69,175)	(27,629)	(26,653)
Business combination, net of cash acquired (used)	57,58		(4,280)	83,631	(4,498)
Other, net			48,156	(10,435)	(311,744)

Net cash used in investing activities		~~W~~	(7,593,874)	(10,703,638)	(5,512,585)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2016, 2017 and 2018

(In millions of won)	Notes	2016		2017	2018
Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	—	224,466	1,107,838
Redemption of hybrid bonds			(240,000)	(300,000)	—
Net increase (decrease) in borrowings			3,389,832	3,047,844	1,772,203
Proceeds from debt securities issued			15,916,866	20,006,957	26,487,712
Repayments of debt securities issued			(11,988,965)	(12,222,815)	(14,689,246)
Dividends paid			(669,103)	(706,565)	(714,705)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			15,414	65,220	10,675
Payment for settlement of hedging derivative financial instruments for debt securities issued			(1,486)	(6,509)	(16,832)
Acquisition of treasury stock			—	—	(151,993)
Redemption of preferred stock			(1,125,906)	—	—
Increase (decrease) in non-controlling interests			(451,208)	215,357	347
Other, net			(824)	8,498	528

Net cash provided by financing activities			4,844,620	10,332,453	13,806,527

Effect of exchange rate fluctuations on cash and cash equivalents held			(22,638)	(46,035)	(30,640)

Increase (decrease) in cash and cash equivalents			1,025,285	604,114	1,943,106

Cash and cash equivalents at beginning of year	54		4,607,251	5,632,536	6,236,650

Cash and cash equivalents at end of year	54	~~W~~	5,632,536	6,236,650	8,179,756

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”), a controlling company, was incorporated on September 1, 2001 for the main purposes of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd., and Shinhan BNP Asset Management Co., Ltd. with a stock transfer. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2017 and 2018 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee	Location		2017	2018
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank (*1)	”	”	68.9	71.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Alternative Investment Management Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan DS (*2)	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
”	Shinhan REITs Management Co., Ltd.	”	”	100.0	100.0
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Bank Cambodia (*3)	Cambodia	”	97.5	97.5
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee	Location		2017	2018
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	100.0	100.0
”	PT Bank Shinhan Indonesia	Indonesia	”	99.0	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	50.0
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Investment Corp.	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	December 31	100.0	100.0
”	PT. Shinhan Sekuritas Indonesia	Indonesia	”	99.0	99.0
PT. Shinhan Sekuritas Indonesia	PT Shinhan Asset Management Indonesia	”		—	75.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	”	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam		—	100.0

(*1)	The Group participated in the capital increase of Jeju Bank by acquisition of 7,854,600 shares. (~~W~~5,000 per share)

(*2)	Shinhan Data System changed its name into Shinhan DS for the year ended December 31, 2018 and the Group participated in the capital increase of ~~W~~3 billion in October 2018.

(*3)	Shinhan Khmer Bank PLC changed its name into Shinhan Bank Cambodia for the period ended December 31, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity (continued)

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 130 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 73 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*)	The Group provides ABPC purchase agreements of ~~W~~1,397,717 million for the purpose of credit enhancement of structured companies.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 12, 2019, which will be submitted for approval to the stockholder’s meeting to be held on March 27, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation (continued)

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	other comprehensive income at fair values are measured at fair value

•	financial instruments through profit or loss are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk are recognized in profit or loss

•	liabilities for defined benefit plans that are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

Management’s assessment of the application of the Group’s accounting policies and their estimates used in the consolidated financial statements is based on the same accounting policies and assumptions used in the consolidated financial statements for the year ended December 31, 2017.

•	Credit loss allowance

The Group recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost, loan commitments and financial guarantee contracts in accordance with IFRS 9 ‘Financial Instruments.’ The allowance is determined by techniques, assumptions and input variables used by the Group to measure expected future cash flows of individual financial

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation (continued)

instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2018 are described in Note 4.

(e)	Change in accounting policy

The Group has adopted the same accounting policies for the year ended December 31, 2018, except for the application of the first amendment standard, effective from January 1, 2018, as explained below.

i) IFRS 15, ‘Revenue from Contracts with Customers’

Effective January 1, 2018 the Group has applied IFRS 15, ‘Revenue from Contracts with Customers’, which replaces existing revenue recognition guidance, including IAS 18, ‘Revenue’, IAS 11, ‘Construction Contracts’, SIC-31, ‘Revenue-Barter Transactions Involving Advertising Services’, IFRIC 13, ‘Customer Loyalty Programmes’, IFRIC 15, ‘Agreement for the Construction of Real Estate’, and IFRIC 18, ‘Transfers of Assets from Customers.’

IAS 18 and other standards outlined revenue recognition for different types of transactions such as sales of goods and services, interest income, loyalty programs, dividend income and construction contracts; however, according to IFRS 15, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ g ② ‘Identifying performance obligations’ g ③ ‘Determining the transaction price’ g ④ ‘Allocating the transaction price to performance obligations’ g ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

Effects on equity as a result of initial application of IFRS 15 are included in Note 60.

ii) IFRS 2, ‘Share-based Payment’

The Standard has been amended to clarify that measurement of cash-settled share-based payment transactions shall reflect both vesting conditions and non-vesting conditions with the same approach as equity-settled share-based payment transactions, and to clarify classification of share-based payment transactions with a net settlement feature for withholding tax obligations.

iii) IAS 40, ‘Investment property’

Effective January 1, 2018 and after, the Group has adopted the amendments to IAS 40 Investment Property. The amendment clarifies that it meets the definition of an investment property and, if there is evidence of change in use, it is possible to substitute an investment property. We have also clarified that real estate under construction is included in the scope. The effect of the amendment on the consolidated financial statements is not significant.

iv) IFRS 9, ‘Financial Instruments’

The Group has applied IFRS 9 ‘Financial Instruments’, which was published on September 25, 2015, from the year starting on January 1, 2018. IFRS 9 replaced IAS 39, ‘Financial Instruments: Recognition and Measurement.’

The main characteristics of IFRS 9 are: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model, impairment model based on expected credit

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation (continued)

losses, the expansion of the types of qualifying hedging instruments and hedged items, and changes in hedge effectiveness tests, etc.

In principle, IFRS 9 should be applied retrospectively. However, there are exemptions for restating the comparative information with respect to classification, measurement of financial instruments, and impairment. In addition, for hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options. As permitted by the transition requirements of IFRS 9, comparative periods have not been restated. The effects of the first application of IFRS 9 on equity items, the reconciliation of the carrying amount of financial assets and financial liabilities, and the adjustment of loss provisions under IAS 39 are included in note 60.

3.	Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2018, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018 and have mentioned on the note 2.

(a)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities. The Group considers the Chief Executive Officer (“CEO”) of the Bank as the chief operating decision maker.

It is CEO’s responsible for evaluating the resources to be distributed to the business and the performance of the business, and makes strategic decisions.

(b)	Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

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

Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interests balance below zero.

(c)	Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with IAS 12, ‘Income Taxes’

•	Employee benefit arrangements are recognized and measured in accordance with IAS 19, ‘Employee Benefits’

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured in accordance with special provisions

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in IFRS 2, ‘Share-based Payment’

•	Non-current assets held for sale are measured at fair value less costs to sell in accordance with IFRS 5, ‘Non-current Assets Held for Sale and Discontinued Operations’

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

As of the acquisition date, non-controlling interests in the acquirer are measured as the non-controlling interests’ proportionate share of the acquirer’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquirer and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquirer’s employee that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, which are recognized in accordance with IAS 32 and IFRS 9, are expensed in the periods in which the costs are incurred and the services are received.

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

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date. However, the Group’s account overdraft is included in borrowings.

(f)	Non-derivative financial assets – policy applicable from January 1, 2018

Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at Fair Value Through Profit or Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group’s business model changes.

a)	Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

b)	Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit loss allowance’ in the consolidated statement of comprehensive income, respectively.

c)	Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

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

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(g)	Non-derivative financial assets – policy applicable before January 1, 2018

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The group recognizes financial assets in the separate statement of financial position when the group becomes a party to the contractual provisions of the instrument.

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

ii) Held-to-maturity financial assets(“HTM”)

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

iv) Available-for-sale financial assets(“AFS”)

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

(h)	Derivative financial instruments – policy applicable from January 1, 2018

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

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

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

Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss Recognize. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with IAS 21, “Effect of Changes in Foreign Exchange Rates” at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

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

(i)	Derivative financial instruments – policy applicable before January 1, 2018

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

(j)	Impairment: Financial assets and contract assets – policy applicable from January 1, 2018

The Group recognize provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, and lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets. The total period refers to the expected life span of the financial instrument up to the contract expiration date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets.

For non-individual significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for doubtful accounts and are amortized as if the financial assets were not recoverable. The allowance of bad debts is increased when the loan receivables are subsequently recovered and the changes in the credit loss allowance are recognized in profit or loss.

Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in credit loss allowance are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income – fair value, the credit loss allowance is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

(k)	Impairment: Financial assets and contract assets – policy applicable before January 1, 2018

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

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modelling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modelling. In adjusting the future cash flow by historical modelling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

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

(l)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Certain land and buildings are measured at fair value at the date of transition to IFRS, which is deemed cost, in accordance with IFRS 1, ‘First-time Adoption of IFRS’. Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Group recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item. Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(m)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

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

(n)	Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

(o)	Leased assets

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

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

(p)	Assets held for sale

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

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with IAS 36, ‘Impairment of Assets’.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(q)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

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

(r)	Non-derivative financial liabilities – policy applicable from January 1, 2018

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

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

(s)	Non-derivative financial liabilities – policy applicable before January 1, 2018

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

(t)	Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency using the reporting date’s exchange rate. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

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

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(u)	Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

Preferred stocks are classified as equity if they do not need to be repaid or are repaid only at the option of the Group and if payment is determined by the Group’s discretion, and dividends are recognized when the shareholders’ meeting approves the dividends. Preferred stocks that are eligible for reimbursement of a defined or determinable amount on or after a certain date are classified as liabilities. The related dividend is recognized in profit or loss at the time of occurrence as interest expense.

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

iii) Capital structure

The effect of changes in ownership interests in subsidiaries that do not lose control over the equity attributable to owners of the parent is included in capital adjustments.

(v)	Employee benefits

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

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

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

iv) Retirement benefits: defined contribution plans

The Group recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

The remeasurement component of net defined benefit liability is the change in the effect of the asset except for the amount included in the net interest income of plan assets and net revenues of plan assets excluding actuarial gains and losses to the net of defined benefit liabilities. It is immediately recognized in other comprehensive income. The Group determines the net interest on the net defined benefit obligation (asset) by multiplying the net defined benefit obligation (asset) by the discount rate determined at the beginning of the annual reporting period and is the net present value of the net defined benefit obligation. It is determined by taking into consideration the fluctuations. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When an amendment or reduction of the system occurs, the gain or loss resulting from the change or decrease in the benefits to the past service is immediately recognized in profit or loss. The Group recognizes gains or losses on settlement when the defined benefit plan is settled.

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

(w)	Share-based payment transactions

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

(x)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

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

Provisions shall be used only for expenditures for which the provisions are originally recognized.

(y)	Financial guarantee contract – policy applicable from January 1, 2018

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract. The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within other liabilities.

After initial recognition, financial guarantee contracts are measured at the higher of:

•	Loss allowance in accordance with IFRS 9, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15, ‘Revenue from Contracts with Customers’

(z)	Financial guarantee contract – policy applicable before January 1, 2018

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

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with IAS 18, ‘Revenue’

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

(aa)	Insurance contracts

1) Investment contract liabilities, including insurance contract liabilities and discretionary dividend factors

The group establishes liability reserves in accordance with the Insurance Business Law and the related regulations. The reserves are calculated according to the insurance policy, insurance premiums and liability reserve calculation method. The main contents are as follows.

1-1) Premium reserves

The present value of the premiums payable to the policy holders after the balance sheet date is the present value of the net premium to be paid after the end of the reporting period. The amount is deducted from the value.

1-2) Unpaid premium reserves

As of the end of the reporting period, premiums that have paid due are calculated based on premiums and the liability reserve calculation method.

1-3) Guarantee reserves

The total amount of reserve for variable minimum guarantee (①) and reserve for general account guarantee (②) is provided as guarantee reserve.

① Variable minimum guarantee reserve

This reserve is the amount that must be accumulated to guarantee insurance premiums above a certain level for contracts maintained as of the end of the reporting period, and is measured at the higher of:

i)	the average amount of the top 30% of net loss expected in the future

ii)	the minimum required amount by insurance types, minimum guarantees and limits of stock investment portion

② General account guarantee reserve

As of the end of the reporting period, the amount of reserve for insurance contracts that are insured under general account is required to be paid to guarantee the level of refunds,

i)

Average of the amount deducted from the appropriateness of the liability reserve calculated by excluding the guarantee option from the appropriateness evaluation of the liability reserve calculated by including the guarantee option for each interest rate scenario

ii)

The amount of compensation (including annulment contract) against the guarantee received from the policy holder by the rate applied at the premium calculation in the insurance premium and liability reserve calculation method

1-4) Reserve for outstanding claims

As of the end of the reporting period, the Group has accrued the amount for which the reason for the payment of insurance claims, etc. has been incurred and the amount of the claim payment has not been paid yet due to the dispute or lawsuit related to the insurance settlement. In addition, the Group recognizes unrecognized losses based on historical experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

1-5) Reserves for participating policyholders’ dividends

The reserve is provided for the purpose of contributing to the policyholder dividend according to the laws and regulations and the reserve for dividend reserve for the policyholder and the dividend reserve for the subsequent business year.

The policyholder dividend reserve is the amount that is not paid as of the end of the reporting period for the settlement amount and the reserve for dividend policy for the next fiscal year is based on the policyholder dividend calculated on the insurance contract effective as of the end of the reporting period.

① Excess crediting rate reserve

In the case of a dividend insurance contract which has been maintained for more than one year as of the end of the reporting period among contracts signed before October 1, 1997, the difference between the planned interest rate and the one-year maturity deposit rate shall be preserved.

② Mortality dividend reserve

Dividends arising from contracts that are maintained for more than one year at the end of the reporting period are used to offset the expected mortality and actual mortality rates applied to premiums.

③ Interest dividend reserve

For the contracts that have been maintained for more than one year as of the end of the reporting period, the amount calculated by applying the interest dividend reserve rate to the net written premium reserve less the unearned acquisition costs. However, the insurance sold before October 1, 1997 is applied to the amount deducted from the net premium in the event that the planned interest rate by the insurance product is less than the dividend standard.

④ Reserves for long-term special dividends

For the effective dividend policy agreement that has been maintained for 6 years or more, the amount calculated by applying the long-term special dividend rate to the amount deducted from the net premiums for the end of the year.

However, insurance sold before October 1, 1997 is applied to the deduction of unearned premiums at the end of the year when the expected interest rate by the insurance product is less than the dividend standard rate.

1-6) Reserve for interest dividends

In order to cover the policyholder dividend in the future, the amount is accumulated in accordance with the laws and regulations and the insurance contracts.

1-7) Reserve for dividend insurance loss reserve

In accordance with the regulations set by the supervisory authority, dividend insurance profit is accumulated within 30/100 of the contractor’s stake. The reserve loss for dividend insurance shall be preserved at the end of the reporting period and shall be used as the policyholder dividend source for the individual contractor.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

2) Contractor’s equity adjustment

The Group classifies the gains and losses on available-for-sale financial assets as of the end of the reporting period as contractor’s equity and shareholder’s equity based on the ratio of the average liability reserves of the dividend and non-dividend policies for the fiscal year.

3) Evaluation of debt appropriateness

At the end of each reporting period, the group assesses whether the recognized insurance liability is appropriate using the current estimates of future cash flows of the policy, and if the carrying amount of the insurance liability is deemed to be inappropriate in terms of the estimated future cash flows. The reserve for premiums is added to the profit or loss by the amount corresponding to the deficiency.

4) Reinsurance assets

The group presents the recoverable amount of reinsurance assets. The group assesses at the end of each reporting period whether there is objective evidence that a reinsurance asset is impaired. If there is objective evidence that the entity will not be able to collect all amounts under the terms of the agreement as a result of an event that occurred after the initial recognition and if the event has a reliable and measurable impact on the amount to be received. If reinsurance assets are determined to be impaired, impairment loss is recognized in the profit and loss for the current period.

5) Deferred acquisition cost

The group recognizes unrealized gains and losses arising from long-term insurance contracts as assets and amortizes the premiums over the life of the insurance contracts equally. If the contribution period exceeds 7 years, the amortization period is 7 years if there is an unrecognized balance at the date of the cancellation, the entire amount of the cancellation is amortized in the fiscal year to which the cancellation date belongs. But, if the ratio of additional premiums is higher at the early stage of the insurance period for the purpose of recovering the excess of the unearned premiums and the early settlement costs, the new settlement expenses are treated as the period expense.

(ab)	Recognition of revenues and expenses

Other than revenues under the scope of IAS 17, ‘Leases’, IAS 28, ‘Investments in Associates and Joint Ventures’, IFRS 9, ‘Financial Instruments’, IFRS 10, ‘Consolidated Financial Statements’, and IFRS 11, ‘Joint Arrangements’, the Group’s revenues are recognized using five-step revenue recognition model as follows: ① ‘Identifying the contract’ g ② ‘Identifying performance obligations’ g ③ ‘Determining the transaction price’ g ④ ‘Allocating the transaction price to performance obligations’ g ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

a)	Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

b)	Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

c)	Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Insurance income

The Group recognizes insurance income for the insurance premium paid of which the payment date arrived by the premium payment methods of the insurance contract; and recognizes advance receipts for the insurance premium paid of which the payment date has not arrived at the end of the reporting period.

iv) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities. The Group provides compensation in various forms such as payment discounts and gifts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

(ac)	Revenue from Contracts with Customers – policy applicable from January 1, 2018

The fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points (“points”) and the remainder of the fee income. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. Points for distribution through the cost paid by the customer is recognized by deducting from the revenue from fees.

(ad)	Customer loyalty system – policy applicable before January 1, 2018

Under the Customer Loyalty system, the fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points (“points”) and the remainder of the fee income. The Group provides compensation in various forms such as payment discounts and gifts. The consideration allocated to the points is based on the fair value of the monetary benefits to be provided for the points to be recovered. The fair value of the benefits provided for the points reclaimed in accordance with the customer loyalty program is estimated taking into account the expected recovery rate and the expected recovery time. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. Revenue recognition is measured based on the relative size of the points recovered and exchanged for monetary consideration at the total points expected to be recovered.

In addition, if the unavoidable costs incurred to fulfill the compensation obligation in connection with the customer loyalty system are expected to exceed the amount not recognized as revenue allocated to the compensation score at the time of initial sale, the excess amount is recognized as provision.

(ae)	Income tax

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

The Group recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

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

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Group recognizes it when the liability relating to the payment is recognized.

(af)	Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commission income.

(ag)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Group by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

(ah)	New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group to adopt for annual periods beginning on or after January 1, 2018, and the Group has not early adopted them.

i) IFRS 16 “Lease”

IFRS 16, “Leases”, which was enacted on May 22, 2017, is effective for annual periods beginning on or after January 1, 2019, but may be applied early.

The Standard is based on current IAS 17 “Leases”, IFRIC 4, “Determining whether an arrangement contains a lease”, IFRIC 15 “Operating lease: Incentive” It will replace IFRIC 27, “Evaluating the substances of transactions involving the legal form of a lease”.

At the date of commitment, the Group determines whether the contract is a lease or whether the contract includes a lease, and identifies whether the contract includes a lease or a lease in accordance with this standard. The lessee and lessor must account for each lease element of the lease as a lease, separate from the non-lease element in an agreement that includes a lease or lease.

The lessee is required to recognize an asset that represents the right to use the underlying asset and a liability that represents the obligation to pay the lease payments. However, in the case of short-term lease and small asset lease, the lessee is not required to separate the non-lease component from the lease component in accordance with the simplified method, and can apply the method of accounting for each lease component and related non-lease component as one lease component.

The accounting treatment of lessor is not significantly different from the accounting treatment of the current IAS 17.

< Accounting treatment as a lessee >

①	Application method of IFRS 16 “Lease”

The lessee recognizes the cumulative effect of applying the retrospective application (full retroactive method) to each past reporting period presented in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors “ (Cumulative Effect Batch Reconciliation Action).

The Group plans to apply IFRS 16 for the first time by applying cumulative effect and cumulative temporary adjustment measures as of January 1, 2019. Accordingly, the cumulative effect of applying IFRS 16 is adjusted in the retained earnings (or, where appropriate, other components of equity) at the date of initial application and the comparative financial statements are not going to be restated.

②	Financial effect of IFRS 16 “Lease”

We assessed the impact on the financial statements for the year 2019 based on the information and available information as of January 1, 2019, in order to assess the financial impact of the initial adoption of IFRS 16.

The aggregate amount of the minimum lease payments prior to the present value discount of the assets currently used as operating leases is ~~W~~610,091 million and the discount amount is ~~W~~591,714 million at the incremental borrowing rate of the lessee. However, the Group will account for each lease element and associated non-lease element as a single lease element, using the simplified method of accounting for contracts that include all or part of the lease or lease.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

As a result of a detailed analysis of the effect on the financial statements, the Group expects the assets and liabilities to be pledged as of January 1, 2019 to increase by ~~W~~581,925 million and ~~W~~536,831 million, respectively.

< Accounting treatment as a lessor >

①	Application method and financial impact of IFRS 16 “Lease”

As a lessor, the Group has specifically assessed the effect of accounting for the identification of lease contracts, separation of lease components on the financial statements in accordance with IFRS 16. There is no impact on finance lease payment receivables as of January 1, 2019.

If the Group is a medium-term lease contractor, it is classified as an operating lease before the initial application date. The lease is classified as operating lease or finance lease according to IFRS 16. If the lease is classified as a finance lease, it is accounted for as a new finance lease at the date of initial application. As a result of assessing the specific financial impact based on the context and available information as of January 1, 2019, we have not been accounted for as a new finance lease. However, the financial impact assessment may change depending on additional information available in the future.

ii) Amendment of IFRS 9 “Financial instruments”

Financial assets that are redeemable with reimbursable financial assets are remeasured to be measured at amortized cost. When the financial liabilities measured at amortized cost are changed but not eliminated, the effect of the change should be recognized in profit or loss. These amendments will be effective from the fiscal year beginning on or after January 1, 2019 and are subject to early adoption.

iii) Amendment of IAS 19 “Employee benefits”

If the change in the defined benefit plan results in the revision, reduction or settlement of the plan, the assumptions used in remeasurement of the net defined benefit obligation (asset) to estimate the current service cost and net interest for the remaining period of the period after the adjustments in the plan. In addition, the decrease in excess of the amount of unrecognized actuarial gain or loss is reflected in profit or loss as a part of past service cost or settlement profit or loss. The amendments are applied prospectively to the amendment, reduction, and settlement of systems that have occurred since the fiscal year beginning on or after January 1, 2019.

iv) Amendment of IAS 28 “Investment in associates and joint ventures”

The clarification has been conducted that other financial instruments (financial instruments that do not apply the equity method) to the related companies or joint ventures are subject to IFRS 9, and that the long-term investment interests that form part of the net investment in the related companies or joint ventures was revised accordingly with the IFRS 9. These amendments will be effective from the fiscal year beginning on or after January 1, 2019 and are subject to early adoption. In addition, the first-time adoption of this standard does not require reclassification of comparative information by applying the transitional provisions of 9, and the effect of retroactive application is reflected in the beginning retained earnings (or other appropriate capital elements) at the date of initial application.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

v) Establishment of IFRIC 23 “Uncertainty over income tax treatments”

The interpretation is applied to the recognition and measurement of deferred tax and deferred income tax if there is uncertainty about whether or not the tax treatment applied by the entity will be recognized by the taxing authority. Guidance on accounting units of uncertainty in taxation and circumstances requiring reevaluation Includes. The interpretation is effective from January 1, 2019, and it can choose between retroactively reclassifying comparative financial statements or reflect the effect of the change on the basis of the first year of adoption.

vi) Annual amendments through year 2015 – 2017

vi-i) IFRS 3 “Business combination”

The business combination that is held in stages to acquire control over the joint business (meeting the definition of the business) while retaining the rights and liabilities for the assets related to the joint business. Therefore, remeasurement should be conducted for all underlying assets and liabilities. The amendments are effective for annual periods beginning on or after January 1, 2019, or reflect the effect of the change on the basis of the first year of adoption.

vi-ii) IFRS 11 “Joint arrangements”

If a jointly controlled entity that participates in a joint venture but does not have joint control obtains joint control over the joint venture, the previously held equity interest in the joint venture is not remeasured. This amendment is effective for transactions beginning after January 1, 2019 and beginning after the fiscal year beginning on or reflect the effect of the change on the basis of the first year of adoption.

vi-iii) IAS 12 “Income taxes”

The provisions of paragraph 57A of IAS 12 (defining the timing and recognition of dividend tax effects) apply to all income tax effects of dividends and are recognized in profit or loss, other comprehensive income or capital. This amendment is effective for fiscal years beginning on or after January 1, 2019, but may be applied early.

vi-iv) IAS 23 “Borrowing costs”

If most of the necessary activities to enable us to use (or sell) our qualifying assets has been completed, it will include the funds borrowed for specific purposes in ordinary borrowings to acquire those assets. This amendment applies to borrowing costs incurred subsequent to the first year of the application of the amendment and may be applied early in the financial year beginning after January 1, 2019.

4.	Financial risk management

(a)	Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Group level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

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

ii) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Group level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

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

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

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

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

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

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of credit loss allowance. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel III requirements.

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

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card. In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behaviour scoring system. The behaviour scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom the Shinhan Card has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies.

Shinhan Card continually monitors all accountholders and accounts using a behaviour scoring system. The behaviour scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behaviour score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses. The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures
Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings

Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)

Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary

Borrower with early warning signals	Borrower with early warning signals	Specific pool segment

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

Corporate exposures	Retail exposures	Card exposures

Negative net assets	Specific pool segment

Adverse audit opinion or disclaimer of opinion	Loans relating to constructor whose collective loans are insolvent

Interest coverage ratios of below 1 for consecutive three years

Negative cash flows from operating activities for consecutive two years

The Group considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group has not fully received the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

•	A significant increase in credit risk shall be identified prior to the occurrence of default.

•	The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

•

As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower’s internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

•	If a borrower is overdue 90 days or more from the contractual payment date,

•	If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

•	Qualitative factors (e.g. breach of contract terms),

•

Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

•	Internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-4) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk
Economic growth	Negative
Consumer price index	Negative
Benchmark rate	Positive
10-year Korea Treasury Bond	Positive
3-year Corporate Bond	Positive
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, were derived based on data from the past nine years.

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

•	Probability of default (“PD”)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Loss given default (“LGD”)

•	Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity. The Group takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

•	Type of products

•	Internal credit risk rating

•	Type of collateral

•	Loan to value (LTV)

•	Industry that the borrower belongs to

•	Location of the borrower or collateral

•	Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans were classified into government, bank, corporation, or retail based on the exposure classification criteria of BASEL III credit risk weights.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2017 and December 31, 2018 are as follows:

	2017
Due from banks and loans (*1)(*3):
Banks	~~W~~	13,373,140
Retail		124,868,554
Government		14,442,747
Corporations		123,637,882
Card receivable		20,119,514

		296,441,837

Trading assets		23,829,943
Financial assets designated at FVTPL		2,344,701
AFS financial assets		37,186,552
HTM financial assets		24,990,680
Derivative assets		3,400,178
Other financial assets (*1)(*2)		12,041,304
Financial guarantee contracts		3,267,707
Loan commitments and other credit liabilities		139,264,031

	~~W~~	542,766,933

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)

Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2018
Due from banks and loans at amortized cost (*1)(*3):
Banks	~~W~~	17,935,816
Retail		136,499,558
Government		6,517,215
Corporations		131,795,992
Card receivable		21,592,287

		314,340,868

Deposits and loans at FVTPL (*1)(*3)
Bank		890,660
Corporations		1,189,190

		2,079,850

Securities at FVTPL		40,289,846
Securities measured at fair value – OCI		37,677,646
Securities measured at amortized cost		28,478,136
Derivative assets		1,793,613
Other financial assets (*1)(*2)		16,837,141
Financial guarantee contracts		4,413,874
Loan commitments and other credit liabilities		165,399,937

	~~W~~611,310,911

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are recorded as net of allowances.
(*2)

Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).

iii) The maximum amount of exposure to credit risk by type of collateral of held financial instruments as of December 31, 2018 is as follows:

	12 months Expected credit loss		Life time expected credit loss		Total
Classification			Not recognized	Recognized
Guarantee	~~W~~	13,608,254	3,870,047	61,623	17,539,924
Deposits and Savings		1,016,391	241,567	1,379	1,259,337
Property and equipment		1,051,573	244,571	18,766	1,314,910
Real estate		119,174,347	13,856,638	281,943	133,312,928
Securities		3,460,263	105,397	—	3,565,660
Other		2,593,792	28	218	2,594,038

Total	~~W~~	140,904,620	18,318,248	363,929	159,586,797

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

iv) Impairment information by credit risk of financial assets

•	Credit loss allowances of financial assets as of December 31, 2018 are as follows:

	12-month expected credit loss			Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1 (*1)		Grade 2 (*1)	Grade 1 (*1)	Grade 2 (*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	16,873,064	980,673	94,866	11,493	—	17,960,096	(24,280)	17,935,816	55,008
Retail		122,318,451	6,122,202	4,991,709	3,103,779	402,975	136,939,116	(439,558)	136,499,558	81,216,489
Government		6,474,219	2,399	45,871	—	—	6,522,489	(5,274)	6,517,215	17,050
Corporations		82,476,923	28,445,914	9,800,260	11,659,375	882,394	133,264,866	(1,468,874)	131,795,992	74,069,579
Card receivable		16,129,536	2,022,525	1,791,147	2,039,390	411,595	22,394,193	(801,906)	21,592,287	7,599

		244,272,193	37,573,713	16,723,853	16,814,037	1,696,964	317,080,760	(2,739,892)	314,340,868	155,365,725

Securities at fair value through other comprehensive income (*2)		30,705,879	6,865,937	—	105,830	—	37,677,646	—	37,677,646	—
Securities at amortized cost		27,661,749	803,174	22,474	—	—	28,487,397	(9,261)	28,478,136	—

Ending balance	~~W~~	302,639,821	45,242,824	16,746,327	16,919,867	1,696,964	383,245,803	(2,749,153)	380,496,650	155,365,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2)	Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ~~W~~26,084 million.

•	Credit quality of due from banks and loans that are neither past due nor impaired as of December 31, 2017 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*3)	~~W~~	13,382,414	116,304,917	14,447,016	86,831,895	16,314,189	247,280,431
Grade 2 (*3)		7,857	8,056,563	—	36,835,347	3,473,826	48,373,593

		13,390,271	124,361,480	14,447,016	123,667,242	19,788,015	295,654,024
Less: allowance (collective)		(17,131)	(212,502)	(4,269)	(647,694)	(288,362)	(1,169,958)

	~~W~~	13,373,140	124,148,978	14,442,747	123,019,548	19,499,653	294,484,066

Mitigation of credit risk due to collateral (*2)	~~W~~	96,835	80,354,889	—	64,018,607	6,358	144,476,689

(*1)	Credit quality of deposits and loans is classified according to internal credit rating.
(*2)	The credit risk mitigation effect of the collateral was estimated based on the fair value of the collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*3)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

•	Aging analyses of due from banks and loans that are past due but not impaired as of December 31, 2017 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	458,968	—	131,624	446,658	1,037,250
30 days ~ less than 60 days		—	65,152	—	33,749	58,283	157,184
60 days ~ less than 90 days		—	42,427	—	16,972	37,972	97,371
90 days or more		—	15,430	—	11,787	390	27,607

		—	581,977	—	194,132	543,303	1,319,412
Less: allowance		—	(56,774)	—	(8,898)	(81,990)	(147,662)

	~~W~~	—	525,203	—	185,234	461,313	1,171,750

Mitigation of credit risk due to collateral	~~W~~	—	325,631	—	94,388	90	420,109

•	Due from banks and loans that are impaired as of December 31, 2017 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	362,707	—	1,010,036	420,316	1,793,059
Less: allowance		—	(168,334)	—	(576,936)	(261,768)	(1,007,038)

	~~W~~	—	194,373	—	433,100	158,548	786,021

Mitigation of credit risk due to collateral	~~W~~	—	128,906	—	384,815	12	513,733

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

v) Credit risk exposures per credit grade of off-balance items

•	Credit risk exposures per credit grade of off-balance items as of December 31, 2018 are as follows:

	2018
	Grade 1 (*1)		Grade 2 (*1)	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,137,695	1,975,877	—	4,113,572
Life time expected credit loss		146,236	152,277	—	298,513
Impaired		—	—	1,789	1,789

		2,283,931	2,128,154	1,789	4,413,874

Loan commitment and other credit line:
12-month expected credit loss		137,920,323	19,044,745	—	156,965,068
Life time expected credit loss		6,636,365	1,787,965	—	8,424,330
Impaired		—	—	10,539	10,539

		144,556,688	20,832,710	10,539	165,399,937

	~~W~~	146,840,619	22,960,864	12,328	169,813,811

(*1)	Grade 1: BBB+ or above per internal credit rating

Grade 2: Below BBB+ per internal credit rating

vi) Credit ratings of debt securities

•	Credit ratings of debt securities as of December 31, 2017 are as follows:

	2017
	Trading assets		Financial assets designated at FVTPL	Available–for- sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	8,837,093	630,247	23,949,843	20,057,480	53,474,663
AA- to AA+		5,193,659	589,193	5,582,125	3,956,290	15,321,267
A- to A+		5,442,892	792,715	4,300,764	444,711	10,981,082
BBB- to BBB+		1,614,012	252,258	1,508,224	166,906	3,541,400
Lower than BBB-		275,200	—	435,651	177,840	888,691
Unrated		2,277,790	80,288	1,409,945	187,453	3,955,476

	~~W~~	23,640,646	2,344,701	37,186,552	24,990,680	88,162,579

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*1)	KIS: Korea Investors Service
(*2)	KR: Korea Ratings

•	Credit status of debt securities as of December 31, 2017 are as follows:

	2017
Neither past due nor impaired	~~W~~	88,160,626
Impaired		1,953

	~~W~~	88,162,579

•	Credit quality of derivative assets as of December 31, 2017 and 2018 are as follows:

	2017		2018
Grade 1 (*1)(*2)	~~W~~	3,290,638	1,687,005
Grade 2 (*1)(*2)		109,540	106,608

	~~W~~	3,400,178	1,793,613

(*1)	Credit qualities of derivative assets were classified based on the internal credit ratings of counterparties.
(*2)	Grade 1: Internal credit rating of BBB+ or above, Grade 2: Internal credit rating of below BBB+

vii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2017 and 2018 are as follows:

	2017
	Korea		USA	England	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	6,315,655	1,186,576	205,705	268,533	144,382	583,094	3,420,223	1,248,972	13,373,140
Retail		119,993,323	346,746	3,811	2,695,890	2,057	745,725	615,079	465,923	124,868,554
Government		12,887,534	130,553	—	388,142	134,011	35,786	664,030	202,691	14,442,747
Corporations		110,025,699	2,371,400	175,038	2,169,445	73,998	1,613,022	2,530,507	4,678,773	123,637,882
Card		20,002,457	7,434	282	2,208	174	76,608	16,806	13,545	20,119,514

		269,224,668	4,042,709	384,836	5,524,218	354,622	3,054,235	7,246,645	6,609,904	296,441,837

Trading assets		23,294,062	235,474	189,297	985	8,704	5,074	60,037	36,310	23,829,943
Financial assets designated at FVTPL		2,262,222	82,479	—	—	—	—	—	—	2,344,701
AFS financial assets		34,323,438	1,242,570	14,517	163,652	32,148	474,134	510,678	425,415	37,186,552
HTM financial assets		22,458,896	1,466,037	—	34,487	—	237,641	37,096	756,523	24,990,680

	~~W~~	351,563,286	7,069,269	588,650	5,723,342	395,474	3,771,084	7,854,456	7,828,152	384,793,713

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2018
	Korea		USA	England	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	8,996,272	1,712,675	462,540	640,895	213,399	947,315	3,221,442	1,741,278	17,935,816
Retail		130,034,683	359,668	4,432	3,440,623	2,151	1,031,299	974,568	652,134	136,499,558
Government		4,257,877	499,742	—	750,676	108,667	182,822	546,597	170,834	6,517,215
Corporations		116,621,693	2,707,273	109,295	2,578,989	96,468	1,846,470	2,621,744	5,214,060	131,795,992
Card		21,453,128	8,435	301	2,107	208	92,992	20,785	14,331	21,592,287

		281,363,653	5,287,793	576,568	7,413,290	420,893	4,100,898	7,385,136	7,792,637	314,340,868

Deposits and loans at FVTPL:
Bank		186,465	704,195	—	—	—	—	—	—	890,660
Corporations		1,189,190	—	—	—	—	—	—	—	1,189,190

		1,375,655	704,195	—	—	—	—	—	—	2,079,850

Securities measured at FVTPL		38,782,201	973,716	163,658	28,062	11,507	20,740	104,853	205,109	40,289,846
Securities at FVOCI		34,667,702	1,209,756	21,749	197,234	46,417	392,668	616,143	525,977	37,677,646
Securities at amortized cost		26,053,245	1,048,909	—	68,594	—	360,953	34,923	911,512	28,478,136

	~~W~~	382,242,456	9,224,369	761,975	7,707,180	478,817	4,875,259	8,141,055	9,435,235	422,866,346

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

viii) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2017 and 2018 are as follows:

	2017
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	11,094,855	1,592	—	56,744	—	—	2,219,949	—	13,373,140
Retail		—	—	—	—	—	—	—	124,868,554	124,868,554
Government		13,381,461	1,314	—	—	—	—	1,059,972	—	14,442,747
Corporations		5,474,353	40,364,768	16,563,849	23,005,675	2,880,851	2,413,929	32,934,457	—	123,637,882
Card receivable		41,825	295,290	140,117	37,801	38,580	12,257	395,145	19,158,499	20,119,514

		29,992,494	40,662,964	16,703,966	23,100,220	2,919,431	2,426,186	36,609,523	144,027,053	296,441,837

Trading assets		17,183,669	1,139,609	1,206,133	176,273	112,409	71,656	3,940,194	—	23,829,943
Financial asset designated at fair value through profit or loss		1,201,464	202,906	36,112	45,178	27,678	—	831,363	—	2,344,701
AFS financial assets		23,384,608	1,409,017	227,289	632,410	348,269	—	11,184,959	—	37,186,552
HTM financial assets		5,975,448	48,981	—	785,859	557,591	—	17,622,801	—	24,990,680

	~~W~~	77,737,683	43,463,477	18,173,500	24,739,940	3,965,378	2,497,842	70,188,840	144,027,053	384,793,713

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2018
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	17,579,099	2,219	—	300	—	—	354,198	—	17,935,816
Retail		—	—	—	—	—	—	—	136,499,558	136,499,558
Government		6,385,776	—	—	2,795	—	—	128,644	—	6,517,215
Corporations		8,456,599	43,957,565	17,420,532	27,009,286	3,272,406	5,610,146	26,066,753	2,705	131,795,992
Card receivable		36,343	210,324	169,070	43,236	42,209	23,506	20,968,820	98,779	21,592,287

		32,457,817	44,170,108	17,589,602	27,055,617	3,314,615	5,633,652	47,518,415	136,601,042	314,340,868

Deposits and loans at FVTPL:
Bank		870,656	—	—	20,004	—	—	—	—	890,660
Corporations		554,832	213,715	209,631	2,593	1,621	900	205,898	—	1,189,190

		1,425,488	213,715	209,631	22,597	1,621	900	205,898	—	2,079,850

Securities measured at FVTPL		25,067,491	1,646,132	1,185,571	342,124	208,455	60,829	11,779,244	—	40,289,846
Securities at FVOCI		22,436,768	1,695,624	302,789	480,979	480,585	—	12,280,901	—	37,677,646
Securities at amortized cost		6,634,975	99,437	—	775,580	595,334	—	20,372,810	—	28,478,136

	~~W~~	88,022,539	47,825,016	19,287,593	28,676,897	4,600,610	5,695,381	92,157,268	136,601,042	422,866,346

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

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

Shinhan Bank currently ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

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

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2017 and 2018 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2017
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	431,065	463,340	414,689	415,139
Stock price		186,652	225,553	157,730	199,041
Foreign exchange		113,208	121,041	105,823	121,041
Commodity		11,395	22,366	4,562	4,562
Option volatility		10,405	12,599	7,809	12,599

	~~W~~	752,725	844,899	690,613	752,382

	2018
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	425,235	453,644	403,195	453,644
Stock price		201,408	227,167	143,238	143,238
Foreign exchange		143,202	174,702	124,292	139,617
Commodity		6,250	9,026	4,501	6,343
Option volatility		34,334	56,834	22,045	56,834

	~~W~~	810,429	921,373	697,271	799,676

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2017 and 2018 are as follows:

	2017
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	38,370	50,206	22,226	25,071
Stock price		4,051	5,622	3,040	4,675
Foreign exchange (*)		43,827	46,108	41,562	41,947
Option volatility		70	124	43	66
Commodity		22	46	—	14
Portfolio diversification		—	—	—	(26,367)

	~~W~~	49,943	56,103	42,031	45,406

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2018
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	22,559	29,748	16,194	18,797
Stock price		12,118	25,701	1,976	22,212
Foreign exchange (*)		39,282	45,738	34,162	34,294
Option volatility		131	511	30	261
Commodity		17	61	—	24
Portfolio diversification		—	—	—	(21,298)

	~~W~~	43,957	57,462	38,026	54,290

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31 2017, and 2018, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2017
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	1,809	2,550	1,050	1,800

	2018
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	1,257	1,972	768	1,269

(*)	The subsidiaries that are located overseas are excluded from the calculation.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2017 and 2018 are as follows:

	2017
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	9,939	18,090	7,329	11,232
Stock price		12,015	22,496	7,068	10,830
Foreign exchange		7,140	12,604	2,760	5,506
Option volatility		3,404	4,536	2,710	3,216
Portfolio diversification					(9,583)

	~~W~~	22,221	34,564	12,980	21,201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2018
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	7,563	14,314	3,656	7,321
Stock price		64,107	103,846	6,202	43,748
Foreign exchange		5,992	13,798	154	154
Option volatility		9,200	31,810	2,195	31,810
Portfolio diversification					(1,375)

	~~W~~	74,821	128,261	11,174	81,658

i-4)	Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the year ended December 31, 2017 and 2018 are as follows:

	2017
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	3,838	16,598	85	3,848
Stock price		1,195	3,368	—	3,178
Foreign exchange		1,213	3,569	3	1,924
Option volatility		5,083	7,423	2,777	3,809

	~~W~~	11,329	30,958	2,865	12,759

	2018
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	2,994	6,410	260	293
Stock price		4,084	4,933	2,030	4,793
Foreign exchange		1,111	2,825	40	352
Option volatility		824	4,916	89	106

	~~W~~	9,013	19,084	2,419	5,544

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

Non-trading positions for interest rate VaR and EaR as of December 31, 2017 and 2018 are as follows:

ii-1) Shinhan Bank

	2017		2018
VaR (*1)	~~W~~	293,355	164,393
EaR (*2)		174,262	316,718

ii-2) Shinhan Card

	2017		2018
VaR (*1)	~~W~~	147,932	163,804
EaR (*2)		32,081	28,267

ii-3) Shinhan Investment

	2017		2018
VaR (*1)	~~W~~	44,505	31,274
EaR (*2)		108,866	112,093

ii-4) Shinhan Life Insurance

	2017		2018
VaR (*1)	~~W~~	319,689	442,008
EaR (*2)		70,434	61,942

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*1)	The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model with one year look-back period.
(*2)

The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

Foreign currency denominated assets and liabilities as of December 31, 2017 and 2018 are as follows:

	2017
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	~~W~~	3,589,642	983,260	324,246	1,940,542	1,652,631	8,490,321
Trading assets		1,911,537	6,314	181,023	—	233,924	2,332,798
Financial assets designated at FVTPL		884,946	—	—	—	197	885,143
Derivative assets		74,083	4	766	203	1,455	76,511
Loans		14,967,502	5,741,854	1,196,346	2,774,264	5,059,707	29,739,673
AFS financial assets		2,725,039	113,239	52,583	395,150	666,486	3,952,497
HTM financial assets		1,513,025	137,100	—	37,096	1,000,064	2,687,285
Other financial assets		1,646,688	288,243	154,853	458,166	289,715	2,837,665

	~~W~~	27,312,462	7,270,014	1,909,817	5,605,421	8,904,179	51,001,893

Liabilities:
Deposits	~~W~~	12,367,273	6,307,142	759,380	4,289,224	4,930,479	28,653,498
Trading liabilities		2,602	—	—	—	434,586	437,188
Financial liabilities designated at FVTPL		983,382	—	—	—	—	983,382
Derivative liabilities		105,141	195	631	4,734	713	111,414
Borrowings		5,385,706	294,000	231,539	407,678	68,988	6,387,911
Debt securities issued		4,913,896	249,616	31,981	196,380	1,018,628	6,410,501
Other financial liabilities		2,612,191	208,516	208,665	472,207	278,181	3,779,760

	~~W~~	26,370,191	7,059,469	1,232,196	5,370,223	6,731,575	46,763,654

Net assets	~~W~~	942,271	210,545	677,621	235,198	2,172,604	4,238,239
Off-balance derivative exposure		130,976	6,094	(586,904)	80,183	(623,648)	(993,299)

Net position	~~W~~	1,073,247	216,639	90,717	315,381	1,548,956	3,244,940

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2018
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,797,714	1,216,221	259,631	1,595,799	1,654,668	9,524,033
Due from banks at FVTPL		704,195	—	—	—	—	704,195
Loan receivables measured at FVTPL		347,966	3,430	4,127	—	—	355,523
Loan at amortized cost		16,301,367	6,862,146	1,275,174	3,496,937	5,934,670	33,870,294
Securities at FVTPL		3,812,541	998	81,300	—	313,750	4,208,589
Derivative assets		133,197	285	2,299	406	11,875	148,062
Securities at FVOCI		3,209,293	125,512	—	357,682	728,456	4,420,943
Securities at amortized cost		1,405,775	128,512	—	34,955	1,175,733	2,744,975
Other financial assets		2,958,609	135,984	70,321	456,405	357,856	3,979,175

	~~W~~	33,670,657	8,473,088	1,692,852	5,942,184	10,177,008	59,955,789

Liabilities:
Deposits	~~W~~	13,333,500	7,217,318	727,291	4,565,067	5,232,529	31,075,705
Financial liabilities at FVTPL		4,389	—	—	—	458,934	463,323
Derivative liabilities		172,556	—	1,914	2,089	4,892	181,451
Borrowings		6,287,797	446,102	280,949	395,719	173,731	7,584,298
Debt securities issued		6,517,415	317,125	293,708	—	1,715,780	8,844,028
Financial liabilities designated at FVTPL		1,168,024	—	—	—	—	1,168,024
Other financial liabilities		2,684,717	192,161	125,434	573,544	548,754	4,124,610

	~~W~~	30,168,398	8,172,706	1,429,296	5,536,419	8,134,620	53,441,439

Net assets	~~W~~	3,502,259	300,382	263,556	405,765	2,042,388	6,514,350
Off-balance derivative exposure		(2,056,586)	(157,445)	(217,232)	(34,986)	(164,797)	(2,631,046)

Net position	~~W~~	1,445,673	142,937	46,324	370,779	1,877,591	3,883,304

(d)	Liquidity risk

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

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2017 and 2018 are as follows:

	2017
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	~~W~~	19,576,010	868,907	945,027	1,290,451	8,320	49,767	22,738,482
Trading assets (*3)		27,327,076	627,936	247,905	54,631	183,577	31,862	28,472,987
Financial assets designated at fair value through profit or loss		2,819,112	35,001	91,487	20,097	364,898	248,609	3,579,204
Loans		29,831,671	34,176,546	43,120,328	63,496,597	76,247,244	59,983,675	306,856,061
Available-for-sale financial assets (*3)		37,273,740	352,098	20,013	2,472,184	408,106	1,598,529	42,124,670
Held-to-maturity financial assets		153,833	178,514	309,115	1,672,095	15,018,937	14,954,247	32,286,741
Other financial assets		10,457,000	13,915	22,999	401,431	1,151,508	104,097	12,150,950

	~~W~~	127,438,442	36,252,917	44,756,874	69,407,486	93,382,590	76,970,786	448,209,095

Liabilities:
Deposits (*2)	~~W~~	130,916,019	21,725,284	31,482,983	52,440,287	16,137,734	1,940,194	254,642,501
Trading liabilities (*3)		1,848,490	—	—	—	—	—	1,848,490
Financial liabilities designated at fair value through profit or loss		303,065	324,807	548,868	916,388	5,106,209	1,098,518	8,297,855
Borrowings		15,286,424	2,543,847	1,655,662	2,823,721	3,658,670	1,844,417	27,812,741
Debt securities issued		2,261,028	3,717,185	3,651,503	10,565,098	30,391,156	4,224,471	54,810,441
Other financial liabilities		19,387,718	42,948	137,810	335,104	363,245	59,188	20,326,013

	~~W~~	170,002,744	28,354,071	37,476,826	67,080,598	55,657,014	9,166,788	367,738,041

Off balance (*4):
Finance guarantee contracts	~~W~~	3,267,707	—	—	—	—	—	3,267,707
Loan commitments and other		140,675,467	—	—	—	—	—	140,675,467

	~~W~~	143,943,174	—	—	—	—	—	143,943,174

Derivatives:
Cash inflows	~~W~~	3,735,274	790,313	829,659	1,411,010	2,684,189	143,032	9,593,477
Cash outflows		(3,324,459)	(498,396)	(727,887)	(1,321,939)	(2,594,372)	(60,717)	(8,527,770)

	~~W~~	410,815	291,917	101,772	89,071	89,817	82,315	1,065,707

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2018
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	14,451,366	796,510	905,259	1,196,790	1,526	57,259	17,408,710
Due from banks at fair value through profit or loss		115,476	131,712	518,109	105,359	6,053	—	876,709
Loans at fair value through profit or loss		290,724	388,218	42,550	201,591	257,873	48,982	1,229,938
Loans at amortized cost		34,025,588	34,254,065	45,151,571	68,239,781	87,760,434	66,889,553	336,320,992
Securities at fair value through profit or loss		36,043,891	41,287	35,677	403,849	1,572,268	3,351,681	41,448,653
Securities at fair value through other comprehensive income		37,519,813	12,093	5,145	20,291	255,091	507,920	38,320,353
Securities at amortized cost		505,417	1,378,525	481,193	2,270,447	15,067,164	16,896,833	36,599,579
Other financial assets		15,130,599	5,629	19,173	433,060	92,753	1,215,953	16,897,167

	~~W~~	138,082,874	37,008,039	47,158,677	72,871,168	105,013,162	88,968,181	489,102,101

Liabilities:
Deposits (*2)	~~W~~	123,166,403	24,736,962	34,096,334	56,060,670	28,316,319	2,880,197	269,256,885
Financial liabilities at fair value through profit or loss		1,402,726	193	53	10,403	10,124	—	1,423,499
Borrowings		13,542,317	2,879,693	2,207,560	2,965,132	5,854,335	2,553,162	30,002,199
Debt securities issued		3,779,407	5,433,266	5,633,286	10,468,221	36,694,200	5,291,240	67,299,620
Financial liabilities designated at fair value through profit or loss		332,249	303,996	171,927	1,061,443	5,552,824	1,113,361	8,535,800
Other financial liabilities		19,423,802	22,744	110,883	146,256	432,277	71,318	20,207,280

	~~W~~	161,646,904	33,376,854	42,220,043	70,712,125	76,860,079	11,909,278	396,725,283

Off balance (*4):
Finance guarantee contracts	~~W~~	4,413,874	—	—	—	—	—	4,413,874
Loan commitments and other		166,498,542	—	—	—	—	—	166,498,542

	~~W~~	170,912,416	—	—	—	—	—	170,912,416

Derivatives:
Cash inflows	~~W~~	2,402,504	585,267	814,009	1,110,368	6,223,707	6,746,091	17,881,946
Cash outflows		(2,854,430)	(591,008)	(840,579)	(1,116,920)	(6,261,239)	(6,756,747)	(18,420,923)

	~~W~~	(451,926)	(5,741)	(26,570)	(6,552)	(37,532)	(10,656)	(538,977)

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~102,928,642 million and ~~W~~106,160,833 million as of December 31, 2017 and December 31, 2018 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Short-term financial instruments that are valued at market prices are classified as the shortest within one month.
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

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i) Financial instruments measured at fair value

•	The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2017 and 2018 are as follows:

	2017
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	5,897,898	17,479,033	263,715	23,640,646
Equity securities		1,350,888	2,872,437	411,028	4,634,353
Gold deposits		189,297	—	—	189,297
Financial assets designated at fair value through profit or loss:
Debt securities and others		569,259	1,509,023	266,419	2,344,701
Equity securities		3,475	948,705	282,176	1,234,356
Derivative assets:
Trading		31,858	2,955,377	293,540	3,280,775
Hedging		—	117,603	1,800	119,403
Available-for-sale financial assets:
Debt securities		10,493,483	26,286,175	406,894	37,186,552
Equity securities		427,227	613,616	3,889,542	4,930,385

	~~W~~	18,963,385	52,781,969	5,815,114	77,560,468

Financial liabilities:
Trading liabilities:
Securities sold	~~W~~	1,413,904	—	—	1,413,904
Gold deposits		434,586	—	—	434,586
Financial liabilities designated at fair value through profit or loss:
Securities sold		36,973	—	—	36,973
Derivatives-combined securities		—	986,882	7,273,754	8,260,636
Derivative liabilities:
Trading		20,738	2,706,249	77,847	2,804,834
Hedging		—	257,665	425,162	682,827

	~~W~~	1,906,201	3,950,796	7,776,763	13,633,760

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2018
	Level 1		Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	—	57,236	813,420	870,656
Loan receivables measured at FVTPL		—	891,636	317,558	1,209,194
Financial assets at FVTPL:
Debt securities and other securities		5,084,767	29,552,429	5,497,769	40,134,965
Equity securities		528,113	143,139	493,818	1,165,070
Gold deposits		154,881	—	—	154,881
Derivative assets:
Trading		62,275	1,548,769	116,277	1,727,321
Hedging		—	61,706	4,586	66,292
Securities measured at FVOCI:
Debt securities		10,532,244	27,095,555	49,846	37,677,645
Equity securities		135,866	—	500,659	636,525

	~~W~~	16,498,146	59,350,470	7,793,933	83,642,549

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	961,372	—	—	961,372
Gold deposits		458,934	—	—	458,934
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		—	1,702,063	6,833,737	8,535,800
Derivative liabilities:
Trading		116,160	1,444,545	285,965	1,846,670
Hedging		—	232,102	361,120	593,222

	~~W~~	1,536,466	3,378,710	7,480,822	12,395,998

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2017 and 2018 are as follows:

	2017
	Trading assets		Financial assets designated at FVTPL	Available-for-sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		41,127	(9,202)	(200,701)	634,438	(913,760)
Recognized in other comprehensive income (loss) for the year		—	—	(3,149)	—	—

		41,127	(9,202)	(203,850)	634,438	(913,760)
Purchase		589,144	210,856	1,150,904	29,333	—
Issue		—	—	—	4,541	(8,710,656)
Settlement		(139,562)	(267,098)	(565,146)	(383,873)	9,924,989
Transfer in (*2)		101,557	—	31,087	28	—
Transfer out (*2)		—	—	—	—	—

Ending balance	~~W~~	674,743	548,595	4,296,436	(207,669)	(7,273,754)

	2018
	Financial asset at fair value through profit or loss		Financial asset designated at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Derivative assets and liabilities, net	Financial liabilities designated at fair value through profit or loss
Beginning balance	~~W~~	5,831,369	152,091	621,207	(250,662)	(7,273,754)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		359,160	3,390	4,692	(128,816)	10,090
Recognized in other comprehensive income (loss) for the year		—	—	29,388	—	235

		359,160	3,390	34,080	(128,816)	10,325
Purchase		2,143,853	—	2,510	2,236	—
Issue		—	—	—	—	(7,127,670)
Settlement		(1,212,202)	(155,481)	(107,292)	(148,987)	7,557,362
Transfer in (*2)		1,370	—	—	6	—
Transfer out (*2)		(985)	—	—	—	—

Ending balance	~~W~~	7,122,565	—	550,505	(526,223)	(6,833,737)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*1)

Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2017 and 2018 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2017
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	843,657	121,643
Loss on financial instruments designated at FVTPL		(922,962)	(129,654)
Gain on disposal of available-for-sale financial assets		17,193	977
Impairment losses on financial assets		(180,206)	(180,206)
Other operating expenses		(205,780)	(216,135)

	~~W~~	(448,098)	(403,375)

	2018
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	179,658	(14,586)
Net gain on financial assets designated at fair value through profit or loss		10,090	392,096
Net gain on securities at fair value through other comprehensive income		2,575	—
Reversal of (provision for) credit loss allowance		17	(28)
Other operating expenses		56,176	57,317

	~~W~~	248,516	434,799

(*2)

Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2018 are as follows:

Type of financial instrument	Valuation technique	Carrying Value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF (*1),	~~W~~	30,501,301	Discount rate
Equity securities	NAV (*2)		143,139	Price of underlying assets

			30,644,440

Derivative assets
Trading	Option model, DCF (*1)		1,548,769	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			61,706

			1,610,475

Securities at fair value through other comprehensive income	DCF (*1),		27,095,555	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

		~~W~~	59,350,470

Liabilities
Financial liabilities designated at fair value through profit or loss	DCF (*1)	~~W~~	1,702,063	Discount rate
Derivative liabilities
Trading	Option model, DCF (*1)		1,444,545	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			232,102

			1,676,647

		~~W~~	3,378,710

(*1)	DCF: Discounted cash flow
(*2)	NAV: Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2018 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model (*1)	~~W~~	6,628,747	The volatility of the underlying asset Correlations	16.39%~42.56% 1.26%~39.45% 0.00%
Equity securities	DCF, NAV		493,818	The volatility of the underlying asset Correlations	5.80%~41.00% 0.00%~74.00%

			7,122,565

Derivative assets
Equity and foreign exchange related	Option model (*1)		43,183	The volatility of the underlying asset Correlations	2.20%~38.00% 12.00%~82.00%
Interest rates related	Option model (*1)		44,848	The volatility of the underlying asset Regression coefficient Correlations	0.00%~1.00% 0.42%~1.65% 44.93%~91.00%
Credit and commodity related	Option model (*1)		32,832	The volatility of the underlying asset Correlations	1.00%~33.00% 33.00%~67.00%

			120,863

Securities at fair value through other comprehensive income
Debt securities	DCF		49,846	Discount rate	8.43%~17.40%
Equity securities	NAV		500,659	Growth rate	0.00%~3.00%

			550,505

		~~W~~	7,793,933

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Type	Carrying value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)		~~W~~6,833,737	The volatility of the underlying asset Correlations	0.00%~107.00% -42.00%~93%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		199,504	The volatility of the underlying asset Correlations	2.20%~98.00% -3.00%~82.00%
Interest rates related	Option model (*1)		374,976	The volatility of the underlying asset Regression coefficient Correlations	0.00%~33.00% 0.42%~2.77% 28.15%~91.00%
Credit and commodity related	Option model (*1)		72,605	The volatility of the underlying asset Correlations	1.00%~107.00% -20.00%~93.00%

			647,085

			~~W~~7,480,822

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)

There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

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

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2017 and 2018.

	2017
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	~~W~~	2,792	(2,742)
Financial assets designated at fair value through profit or loss		1,843	(1,941)
Derivative assets		29,059	(28,077)

		33,694	(32,760)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		39,460	(25,505)

	~~W~~	73,154	(58,265)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	72,063	(56,754)
Derivative liabilities		32,770	(33,343)

	~~W~~	104,833	(90,097)

	2018
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial asset at fair value through profit or loss	~~W~~	45,760	(20,662)
Derivative assets		28,115	(27,201)

		73,875	(47,863)
Effects on other comprehensive income for the period:
Securities at fair value through other comprehensive income (*2)		23,885	(17,231)

	~~W~~	97,760	(65,094)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	112,212	(131,080)
Derivative liabilities		103,938	(88,348)

	~~W~~	216,150	(219,428)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii) Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.

Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value.

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2017 and 2018 are as follows:

	2017
	Carrying value		Fair value
Assets:
Loans	~~W~~	275,565,766	275,988,557
Held-to-maturity financial assets		24,990,680	25,390,335
Other financial assets		12,041,304	12,038,310

	~~W~~	312,597,750	313,417,202

Liabilities:
Deposits	~~W~~	249,419,224	249,333,154
Borrowings		27,586,610	27,596,841
Debt securities issued		51,340,821	51,277,693
Other financial liabilities		20,205,312	20,179,542

	~~W~~	348,551,967	348,387,230

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2017
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	3,065	845,567	275,139,925	275,988,557
Held-to-maturity financial assets		7,851,134	17,539,201	—	25,390,335
Other financial assets		79,889	6,832,567	5,125,854	12,038,310

	~~W~~	7,934,088	25,217,335	280,265,779	313,417,202

Liabilities:
Deposits	~~W~~	2,922,841	105,939,876	140,470,437	249,333,154
Borrowings		5,958,846	566,718	21,071,277	27,596,841
Debt securities issued in won		—	33,622,407	17,655,286	51,277,693
Other financial liabilities		84,665	5,642,143	14,452,734	20,179,542

	~~W~~	8,966,352	145,771,144	193,649,734	348,387,230

	2018
	Carrying value		Fair value
Assets:
Deposits measured at amortized cost	~~W~~	14,471,988	14,471,920
Loans measured at amortized cost		299,609,472	302,089,329
Securities measured at amortized cost		28,478,136	29,676,691
Other financial assets		16,837,141	16,859,986

	~~W~~	359,396,737	363,097,926

Liabilities:
Deposits	~~W~~	265,000,190	264,986,928
Borrowings		29,818,542	29,898,645
Debt securities issued		63,227,699	63,506,309
Other financial liabilities		20,545,181	20,233,920

	~~W~~	378,591,612	378,625,802

	2018
	Level 1		Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	3,105,588	10,587,086	779,246	14,471,920
Loans measured at amortized cost		590	2,498,193	299,590,546	302,089,329
Securities measured at amortized cost		8,607,060	20,986,587	83,044	29,676,691
Other financial assets		74,625	11,606,369	5,178,992	16,859,986

	~~W~~	11,787,863	45,678,235	305,631,828	363,097,926

Liabilities:
Deposits	~~W~~	2,801,700	109,083,014	153,102,214	264,986,928
Borrowings		5,708,217	1,084,036	23,106,392	29,898,645
Debt securities issued		—	41,894,406	21,611,903	63,506,309
Other financial liabilities		74,638	6,630,725	13,528,557	20,233,920

	~~W~~	8,584,555	158,692,181	211,349,066	378,625,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•

For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2017 and 2018 are as follows:

	2017
	Fair value (*2)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Loans	~~W~~	845,567	DCF (*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		17,539,201	DCF (*1)	Discount rate
Other financial assets		6,832,567	DCF (*1)	Discount rate

	~~W~~	25,217,335

Liabilities
Deposits	~~W~~	105,939,876	DCF (*1)	Discount rate
Borrowings		566,718	DCF (*1)	Discount rate
Debt securities issued		33,622,407	DCF (*1)	Discount rate
Other financial liabilities		5,642,143	DCF (*1)	Discount rate

	~~W~~	145,771,144

Financial instruments classified as level 3:
Assets
Loans	~~W~~	275,139,925	DCF (*1)	Discount rate, credit spread, prepayment rate
Other financial assets		5,125,854	DCF (*1)	Discount rate

	~~W~~	280,265,779

Liabilities
Deposits	~~W~~	140,470,437	DCF (*1)	Discount rate
Borrowings		21,071,277	DCF (*1)	Discount rate
Debt securities issued		17,655,286	DCF (*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		14,452,734	DCF (*1)	Discount rate

	~~W~~	193,649,734

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2018
	Fair value (*2)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Due from banks measured at amortized cost	~~W~~	10,587,086	DCF (*1)	Discount rate
Loans measured at amortized cost		2,498,193	DCF (*1)	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		20,986,587	DCF (*1)	Discount rate
Other financial assets		11,606,369	DCF (*1)	Discount rate

	~~W~~	45,678,235

Liabilities
Deposits	~~W~~	109,083,014	DCF (*1)	Discount rate
Borrowings		1,084,036	DCF (*1)	Discount rate
Debt securities issued		41,894,406	DCF (*1)	Discount rate
Other financial liabilities		6,630,725	DCF (*1)	Discount rate

	~~W~~	158,692,181

Financial instruments classified as level 3:
Assets
Due from banks measured at amortized cost	~~W~~	779,246	DCF (*1)	Discount rate
Loans measured at amortized cost		299,590,546	DCF (*1)	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		83,044	DCF (*1)	Discount rate
Other financial assets		5,178,992	DCF (*1)	Discount rate

	~~W~~	305,631,828

Liabilities
Deposits	~~W~~	153,102,214	DCF (*1)	Discount rate
Borrowings		23,106,392	DCF (*1)	Discount rate
Debt securities issued		21,611,903	DCF (*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		13,528,557	DCF (*1)	Discount rate

	~~W~~	211,349,066

(*1)	DCF: discounted cash flow
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

iii) Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2017 and 2018

	2017		2018
Beginning balance	~~W~~	(89,695)	(137,393)
Deferral on new transactions		(108,832)	(91,625)
Recognized in profit for the year		66,063	102,907

Ending balance	~~W~~	(132,464)	(126,111)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as December 31, 2017 and 2018 are as follows:

	2017
	Trading assets		FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	22,668,598	—	22,668,598
Trading assets		28,464,296	—	—	—	—	—	28,464,296
Financial assets designated at FVTPL		—	3,579,057	—	—	—	—	3,579,057
Derivatives		3,280,775	—	—	—	—	119,403	3,400,178
Loans		—	—	—	—	275,565,766	—	275,565,766
AFS financial assets		—	—	42,116,937	—	—	—	42,116,937
HTM financial assets		—	—	—	24,990,680	—	—	24,990,680
Other		—	—	—	—	12,041,304	—	12,041,304

	~~W~~	31,745,071	3,579,057	42,116,937	24,990,680	310,275,668	119,403	412,826,816

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2017
	Trading liabilities		FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	249,419,224	—	249,419,224
Trading liabilities		1,848,490	—	—	—	1,848,490
Financial liabilities designated at FVTPL		—	8,297,609	—	—	8,297,609
Derivatives		2,804,834	—	—	682,827	3,487,661
Borrowings		—	—	27,586,610	—	27,586,610
Debt securities issued		—	—	51,340,821	—	51,340,821
Other		—	—	20,205,312	—	20,205,312

	~~W~~	4,653,324	8,297,609	348,551,967	682,827	362,185,727

	2018
	FVTPL		FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	17,348,626	—	17,348,626
Due from banks at fair value through profit or loss		870,656	—	—	—	870,656
Securities at fair value through profit or loss		41,454,916	—	—	—	41,454,916
Loans at fair value through profit or loss		1,209,194	—	—	—	1,209,194
Derivatives		1,727,321	—	—	66,292	1,793,613
Securities at fair value through other comprehensive income		—	38,314,170	—	—	38,314,170
Securities at amortized cost		—	—	28,478,136	—	28,478,136
Loans at amortized cost		—	—	299,609,472	—	299,609,472
Other		—	—	16,837,141	—	16,837,141

	~~W~~	45,262,087	38,314,170	362,273,375	66,292	445,915,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2018
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	265,000,190	—	265,000,190
Financial liabilities at fair value through profit or loss		1,420,306	—	—	—	1,420,306
Financial liabilities designated at FVTPL		—	8,535,800	—	—	8,535,800
Derivatives		1,846,669	—	—	593,223	2,439,892
Borrowings		—	—	29,818,542	—	29,818,542
Debt securities issued		—	—	63,227,699	—	63,227,699
Other		—	—	20,545,181	—	20,545,181

	~~W~~	3,266,975	8,535,800	378,591,612	593,223	390,987,610

(g)	Transfer of financial instruments

i) Transfers that do not qualify for derecognition

•	Bonds sold under repurchase agreements as of December 31, 2017 and 2018 are as follows:

	2017		2018
Transferred asset:
Financial assets at fair value through profit or loss	~~W~~	7,688,025	—
Available-for-sale financial assets		1,240,063	—
Held-to-maturity financial assets		615,352	—
Loans		51,900	—
Securities at FVTPL		—	6,711,060
Securities at FVOCI		—	688,593
Securities at amortized cost		—	156,066
Loans at FVTPL		—	—
Loans at amortized cost		—	—

	~~W~~	9,595,340	7,555,719

Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	9,057,138	7,167,364

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

•	Securities loaned as of December 31, 2017 and 2018 are as follows:

	2017		2018	Borrowers
Government bonds	~~W~~	495,737	1,216,381	Korea Securities Finance Corp., Korea Securities Depository and others
Financial institutions bonds		319,581	409,831	Korea Securities Finance Corp., Korea Securities Depository
Equity securities		34,870	6,029	Korea Securities Finance Corp.

	~~W~~	850,188	1,632,241

ii) Financial instruments qualified for derecognition and continued involvement

There was no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2017, and 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2017 and 2018 are as follows:

	2017
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	3,219,982	—	3,219,982	5,626,795	318,813	1,650,336
Other financial instruments (*1)		5,911,577	1,535,615	4,375,962
Bonds purchased under repurchase agreements (*2)		12,861,514	—	12,861,514	12,312,131	—	549,383
Securities loaned (*2)		850,188	—	850,188	633,407	—	216,781
Domestic exchange settlement debit (*3)		33,367,006	30,367,425	2,999,581	79,882	—	2,919,699
Receivables from disposal of securities (*4)		15,568	1,152	14,416	—	—	14,416
Insurance receivables		6,807	—	6,807	3,376	—	3,431

	~~W~~	56,232,642	31,904,192	24,328,450	18,655,591	318,813	5,354,046

Liabilities:
Derivatives (*1)	~~W~~	12,625,941	—	12,625,941	6,378,052	—	9,907,534
Other financial instruments (*1)		5,195,260	1,535,615	3,659,645
Bonds purchased under repurchase agreements (*2)		9,057,138	—	9,057,138	9,057,138	—	—
Securities borrowed (*2)		1,450,877	—	1,450,877	1,450,877	—	—
Domestic exchange settlement pending (*3)		32,202,236	30,367,425	1,834,811	1,763,331	—	71,480
Payable from purchase of securities (*4)		1,519	1,152	367	326	—	41
Insurance payables		3,376	—	3,376	3,376	—	—

	~~W~~	60,536,347	31,904,192	28,632,155	18,653,100	—	9,979,055

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2018
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	1,730,828	—	1,730,828	6,746,640	26,638	1,165,276
Other financial instruments (*1)		7,476,505	1,268,779	6,207,726
Bonds purchased under repurchase agreements (*2)		12,945,380	—	12,945,380	12,557,025	—	388,355
Securities loaned (*2)		1,827,066	—	1,827,066	1,246,157	—	580,909
Domestic exchange settlement debit (*3)		32,647,367	26,502,611	6,144,756	74,552	—	6,070,204
Receivables from disposal of securities (*4)		22,906	519	22,387	—	—	22,387
Insurance receivables		8,014	—	8,014	4,872	—	3,142

	~~W~~	56,658,066	27,771,909	28,886,157	20,629,246	26,638	8,230,273

Liabilities:
Derivatives (*1)	~~W~~	11,858,108	—	11,858,108	7,850,210	—	9,334,098
Other financial instruments (*1)		6,594,979	1,268,779	5,326,200
Bonds purchased under repurchase agreements (*2)		7,170,744	—	7,170,744	7,170,744	—	—
Securities borrowed (*2)		936,705	—	936,705	936,705	—	—
Domestic exchange settlement pending (*3)		27,647,185	26,502,611	1,144,574	1,090,808	—	53,766
Payable from purchase of securities (*4)		552	519	33	33	—	—
Insurance payables		4,984	—	4,984	4,871	—	113

	~~W~~	54,213,257	27,771,909	26,441,348	17,053,371	—	9,387,977

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

The capital adequacy ratio of the Group as of December 31, 2017 and 2018 are as follows:

	2017		2018
Capital:
Tier I common equity capital	~~W~~	26,756,509	28,696,267
Additional tier 1 capital		916,383	1,981,609

Tier I capital		27,672,892	30,677,876
Tier II capital		3,040,572	3,315,185

Total capital (A)	~~W~~	30,713,464	33,993,061

Total risk-weighted assets (B)	~~W~~	207,768,636	228,678,105

Capital adequacy ratio (A/B)		14.78%	14.87%
Tier I capital adequacy ratio		13.32%	13.42%
Common equity capital adequacy ratio		12.88%	12.55%

As of December 31, 2017 and 2018, the Group met the regulatory capital ratio above 8%.

5.	Significant estimates and judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future. Management’s estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a)	Estimation of impairment of goodwill

The Group reviews the goodwill annually in accordance with the accounting policy in Note 3. The recoverable amount of the cash-generating unit (group) was determined based on the value-in-use calculation. These calculations are based on estimates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

5.	Significant estimates and judgments (continued)

(b)	Income taxes

The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(c)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation methods and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(d)	Credit loss allowance, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances and provisions for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(e)	Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income. Other significant assumptions related to defined benefit obligations are based on current market situations.

(f)	Hedging relationship

The Group expects a high risk hedging effect throughout the hedging period in designating the hedging relationship and it is probable that the hedged transaction will be highly probable in the cash flow hedge.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries

(a)	The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2017 and 2018 is as follows:

	2017 (*3)				2018
Investees (*1)(*2)	Asset balance		Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group (separate)	~~W~~	27,639,783	7,447,705	20,192,078	30,114,232	8,464,164	21,650,068
Shinhan Bank		324,314,242	301,660,298	22,653,944	348,523,615	324,331,076	24,192,539
Shinhan Card Co., Ltd.		26,367,562	20,092,443	6,275,119	29,429,455	23,427,988	6,001,467
Shinhan Investment Corp.		28,644,288	25,391,599	3,252,689	29,140,427	25,767,858	3,372,569
Shinhan Life Insurance Co., Ltd.		29,719,359	27,987,427	1,731,932	31,823,631	30,078,522	1,745,109
Shinhan Capital Co., Ltd.		5,315,366	4,603,786	711,580	6,116,585	5,368,265	748,320
Jeju Bank		5,562,924	5,158,123	404,801	5,980,941	5,507,949	472,992
Shinhan Credit Information Co., Ltd.		22,726	8,144	14,582	24,377	8,750	15,627
Shinhan Alternative Investment Management Inc.		86,902	76,250	10,652	102,079	92,194	9,885
Shinhan BNP Paribas Asset Management Co., Ltd.		174,839	18,286	156,553	173,964	14,841	159,123
SHC Management Co., Ltd.		9,438	190	9,248	9,755	198	9,557
Shinhan DS		39,799	24,446	15,353	43,095	23,118	19,977
Shinhan Savings Bank		1,287,170	1,139,533	147,637	1,454,290	1,291,012	163,278
Shinhan AITAS Co., Ltd.		58,158	6,209	51,949	65,725	7,367	58,358
Shinhan REITs Management Co., Ltd.		29,319	71	29,248	36,298	3,496	32,802

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)

Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3)	As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries (continued)

(b)	The summarized income information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2016, 2017 and 2018 is as follows:

	2016				2017 (*3)			2018
Investees (*1)(*2)	Operating Income		Net Income	Comprehensive Income	Operating Income	Net Income	Comprehensive Income	Operating Income	Net Income	Comprehensive Income
Shinhan Financial Group(separate)	~~W~~	1,739,924	1,470,250	1,469,850	1,008,868	754,727	755,018	1,519,197	1,234,883	1,234,044
Shinhan Bank		16,672,337	1,940,621	1,717,969	21,240,193	1,712,314	1,496,582	19,731,711	2,279,362	2,333,266
Shinhan Card Co., Ltd.		4,672,819	707,344	558,438	5,186,592	898,723	787,956	3,752,232	517,761	477,135
Shinhan Investment Corp.		4,549,941	115,440	120,238	5,558,862	211,919	195,910	5,553,118	251,268	269,058
Shinhan Life Insurance Co., Ltd.		5,693,702	150,556	109,754	5,997,997	120,642	46,062	5,633,679	131,021	150,997
Shinhan Capital Co., Ltd.		302,710	33,868	34,059	351,772	87,647	88,128	439,031	103,400	100,317
Jeju Bank		190,191	25,160	19,969	208,661	25,143	22,053	224,766	27,446	30,579
Shinhan Credit Information Co., Ltd.		24,975	(1,174)	(1,047)	32,836	340	377	37,616	1,392	985
Shinhan Alternative Investment Management Inc.		2,404	512	844	29,410	(844)	(842)	21,590	(780)	(780)
Shinhan BNP Paribas Asset Management Co., Ltd.		69,834	14,302	14,363	77,474	19,705	20,073	78,378	18,868	18,980
SHC Management Co., Ltd.		115	416	416	177	1,036	1,036	140	309	309
Shinhan DS		79,004	1,186	2,617	79,063	1,404	2,482	99,279	1,314	1,525
Shinhan Savings Bank		64,229	12,505	11,170	78,516	16,800	16,757	94,636	19,384	18,919
Shinhan AITAS Co., Ltd.		37,061	7,631	7,631	40,781	6,481	6,481	44,729	8,461	8,461
Shinhan REITs Management Co., Ltd.		—	—	—	70	(752)	(752)	7,386	3,564	3,552

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)

Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3)	As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries (continued)

(c)	Change in the scope of consolidation

(1) Change in consolidated subsidiaries for the year ended December 31, 2017 are as follows:

	Company	Description
Included (2017)	Shinhan REITs Management	Newly invested subsidiary

(2) Change in consolidated subsidiaries for the year ended December 31, 2018 are as follows:

	Company	Description
Included (2018)	PT Shinhan Asset Management Indonesia	Newly acquired subsidiary
	SHINHAN DS VIETNAM CO, LTD	Newly invested subsidiary

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of December 31, 2018 are as follows:

Segment	Description
Banking	The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

Securities	Securities segment comprise securities trading, underwriting and brokerage services.

Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance.

Others	Leasing, assets management and other businesses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

(b)	The following tables provide information of income and expense for each operating segment for the years ended December 31, 2016, 2017 and 2018:

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	4,605,046	1,484,697	390,761	704,489	13,028	7,345	7,205,366
Net fees and commission income		717,097	408,601	248,845	19,068	169,081	2,847	1,565,539
Impairment losses on financial assets		(746,126)	(347,179)	(8,035)	(9,559)	(85,009)	245	(1,195,663)
General and administrative expenses		(2,907,314)	(802,037)	(406,017)	(227,639)	(215,759)	50,191	(4,508,575)
Other income (expense), net		190,909	296,829	(82,480)	(326,251)	43,783	(80,815)	41,975

Operating income		1,859,612	1,040,911	143,074	160,108	(74,876)	(20,187)	3,108,642
Equity method income		8,615	—	(273)	(1,188)	4,277	(1,436)	9,995
Income tax expense		64,214	235,140	30,066	2,951	14,190	(1,008)	345,553

Profit (loss) for the period	~~W~~	1,866,811	806,313	115,440	150,556	(79,150)	(35,051)	2,824,919

Controlling interest	~~W~~	1,866,446	814,836	115,438	150,556	(79,151)	(93,347)	2,774,778
Non-controlling interests		365	(8,523)	2	—	1	58,296	50,141

	2017 (*)
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,107,888	1,501,054	433,047	727,917	69,231	3,816	7,842,953
Net fees and commission income		816,795	359,408	297,718	53,271	180,510	3,252	1,710,954
Impairment losses on financial assets		(674,706)	(291,694)	(15,752)	(13,162)	(36,830)	18,596	(1,013,548)
General and administrative expenses		(3,149,436)	(831,927)	(444,935)	(222,650)	(234,649)	72,399	(4,811,198)
Other income (expense), net		(11,556)	567,234	(17,229)	(385,226)	53,815	(106,173)	100,865

Operating income		2,088,985	1,304,075	252,849	160,150	32,077	(8,110)	3,830,026
Equity method income (loss)		1,306	—	12,081	(910)	8,796	(880)	20,393
Income tax expense		418,679	285,853	63,472	41,441	32,805	6,153	848,403

Profit for the period	~~W~~	1,623,425	1,012,755	211,919	120,642	9,600	(29,136)	2,949,205

Controlling interest	~~W~~	1,623,184	1,027,823	211,907	120,642	9,600	(74,340)	2,918,816
Non-controlling interests		241	(15,068)	12	—	—	45,204	30,389

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

	2018
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,707,813	1,583,100	429,095	761,742	95,618	2,721	8,580,089
Net fees and commission income		850,646	433,043	388,944	69,780	198,828	(2,244)	1,938,997
Reversal of (provision of) credit loss		(250,134)	(466,447)	(9,226)	(13,400)	(10,238)	1,568	(747,877)
General and administrative expenses		(3,098,629)	(751,580)	(493,906)	(227,740)	(263,046)	93,326	(4,741,575)
Other income (expense), net		(163,104)	74,954	17,963	(409,151)	80,857	(131,739)	(530,220)

Operating income		3,046,592	873,070	332,870	181,231	102,019	(36,368)	4,499,414
Equity method income		(977)	—	15,228	(1,026)	6,909	(2,646)	17,488
Income tax expense		832,494	225,837	95,438	50,429	59,556	4,591	1,268,345

Profit (loss) for the period	~~W~~	2,195,263	629,307	251,268	131,021	49,168	(57,762)	3,198,265

Controlling interest	~~W~~	2,194,950	630,993	251,265	131,021	49,168	(100,675)	3,156,722
Non-controlling interests		313	(1,686)	3	—	—	42,913	41,543

(*)	As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

(c)	The following tables provide information of net interest income (expense) of each operating segment for the years ended December 31, 2016, 2017 and 2018

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	4,610,536	1,507,748	392,973	704,188	(10,079)	—	7,205,366
Internal transactions		(5,490)	(23,051)	(2,212)	301	23,107	7,345	—

	~~W~~	4,605,046	1,484,697	390,761	704,489	13,028	7,345	7,205,366

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	5,113,584	1,517,399	427,888	727,975	56,107	—	7,842,953
Internal transactions		(5,696)	(16,345)	5,159	(58)	13,124	3,816	—

	~~W~~	5,107,888	1,501,054	433,047	727,917	69,231	3,816	7,842,953

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

	2018
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	5,714,568	1,602,849	423,156	762,978	76,538	—	8,580,089
Internal transactions		(6,755)	(19,749)	5,939	(1,236)	19,080	2,721	—

	~~W~~	5,707,813	1,583,100	429,095	761,742	95,618	2,721	8,580,089

(d)	The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2016, 2017 and 2018

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	744,464	427,592	255,999	26,769	110,715	—	1,565,539
Internal transactions		(27,367)	(18,991)	(7,154)	(7,701)	58,366	2,847	—

	~~W~~	717,097	408,601	248,845	19,068	169,081	2,847	1,565,539

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	844,349	384,356	306,407	60,555	115,287	—	1,710,954
Internal transactions		(27,554)	(24,948)	(8,689)	(7,284)	65,223	3,252	—

	~~W~~	816,795	359,408	297,718	53,271	180,510	3,252	1,710,954

	2018
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	872,631	464,342	400,227	77,145	124,652	—	1,938,997
Internal transactions		(21,985)	(31,299)	(11,283)	(7,365)	74,176	(2,244)	—

	~~W~~	850,646	433,043	388,944	69,780	198,828	(2,244)	1,938,997

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

(e)	Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2016, 2017 and 2018.

	2016		2017 (*2)	2018
Domestic	~~W~~	2,876,073	3,504,780	4,023,916
Overseas		232,569	325,246	475,498

	~~W~~	3,108,642	3,830,026	4,499,414

The following table provides information of non-current assets by geographical area as of December 31, 2017 and 2018.

	2017 (*2)		2018
Domestic	~~W~~	7,513,736	7,597,266
Overseas		199,660	201,574

	~~W~~	7,713,396	7,798,840

(*1)	Non-current assets comprise property and equipment, intangible assets and investment properties.
(*2)	As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

8.	Cash and due from banks at amortized cost

(a)	Cash and due from banks at amortized cost as of December 31, 2018 are as follows:

	2018
Cash and cash equivalents	~~W~~	2,617,231
Deposits in won:
Reserve deposits		2,360,416
Time deposits		1,346,015
Other		2,271,812

		5,978,243

Deposits in foreign currency:
Deposits		5,045,513
Time deposits		2,791,486
Other		930,977

		8,767,976

Allowance for credit losses		(14,824)

	~~W~~	17,348,626

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

8.	Cash and due from banks at amortized cost (continued)

(b)	Restricted due from banks at amortized cost as of December 31, 2018 are as follows:

	2018
Deposits denominated in won:
Reserve deposits	~~W~~	2,360,416
Other (*1)		2,182,119

		4,542,535
Deposits denominated in foreign currency		1,632,971

	~~W~~	6,175,506

(*1)

Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

9.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2017 are as follows:

	2017
Cash and cash equivalents	~~W~~	1,792,527
Deposits in won:
Reserve deposits		8,689,515
Time deposits		1,361,612
Other		3,023,087

		13,074,214

Deposits in foreign currency:
Deposits		4,064,408
Time deposits		3,053,464
Other		698,039

		7,815,911

Allowance for credit losses		(14,054)

	~~W~~	22,668,598

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

9.	Cash and due from banks (continued)

(b)	Restricted due from banks as of December 31, 2017 are as follows:

	2017
Deposits denominated in won:
Reserve deposits	~~W~~	8,689,515
Other (*1)		3,628,419

		12,317,934

Deposits denominated in foreign currency		1,117,597

	~~W~~	13,435,531

(*1)

Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

10.	Financial assets at fair value through profit or loss

(a)	Financial assets at fair value through profit or loss as of December 31, 2018 are as follows:

	2018
Debt securities:
Governments	~~W~~	2,765,054
Financial institutions		9,415,470
Corporations		6,664,839
Stocks with put option		381,844
Equity investment with put option		1,080,723
Beneficiary certificates		9,062,004
Commercial papers		5,535,397
CMA (*1)		3,001,831
Others (*2)		2,227,802

		40,134,964

Equity securities:
Stocks		1,050,097
Equity investment		4,908
Others		110,066

		1,165,071

		41,300,035

Other:
Loans at fair value		1,209,194
Due from banks at fair value		870,656
Gold deposits		154,881

	~~W~~	43,534,766

(*1)	CMA: Cash management account deposits
(*2)	Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2018 are ~~W~~1,040,180 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Financial assets at fair value through profit or loss (continued)

(b)	Financial assets to which overlay approach were applied in accordance with IFRS 9 ‘Financial Instruments’ and IFRS 4 ‘Insurance Contracts’ as of December 31, 2018 are as follows.

	2018
Due from banks at fair value through profit or loss	~~W~~	870,656
Securities at fair value through profit or loss		3,160,525

	~~W~~	4,031,181

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying IFRS 9 but would not have been measured at fair value through profit or loss in its entirety applying IAS 39; and it is not held in respect of an activity that is not associated with contracts within the scope of IFRS 4.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach as of and for the year ended December 31, 2018 are as follows:

	Profit or loss			Other comprehensive income
	IFRS 9		IAS 39	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	(77,179)	(4,425)	(72,754)	20,007
Net gain (loss) on disposal of financial assets at fair value through profit or loss		4,310	6,498	(2,188)	602

	~~W~~	(72,869)	2,073	(74,942)	20,609

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Trading assets

Trading assets as of December 31, 2017 are as follows:

	2017
Debt securities:
Governments	~~W~~	3,254,587
Financial institutions		8,014,128
Corporations		5,097,200
Commercial papers		3,625,436
CMA (*1)		3,157,475
Others		491,820

		23,640,646

Equity securities:
Stocks		738,666
Beneficiary certificates		3,728,027
Others		167,660

		4,634,353

Other
Gold deposits		189,297

	~~W~~	28,464,296

(*1)	CMA: Cash management account deposits

12.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of December 31, 2017 are as follows:

	2017		Reason for designation
Debt securities	~~W~~	2,110,809	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*1)		1,234,356	Evaluation and management on a fair value basis, accounting mismatch
Others		233,892	Combined instrument

	~~W~~	3,579,057

(*1)	Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2017 are ~~W~~958,236 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2017 and 2018 are as follows:

	2017		2018
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	100,806,648	139,804,552
Currency swaps		30,269,510	31,794,900
Currency options		1,178,047	1,939,939

		132,254,205	173,539,391

Exchange traded:
Currency futures		1,179,986	436,714

		133,434,191	173,976,105

Interest rates related:
Over the counter:
Interest rate swaps		30,269,249	31,228,489
Interest rate options		310,000	294,000

		30,579,249	31,522,489

Exchange traded:
Interest rate futures		1,545,905	1,739,697
Interest rate swaps (*1)		53,625,962	56,862,374

		55,171,867	58,602,071

		85,751,116	90,124,560

Credit related:
Over the counter:
Credit swaps		2,443,609	3,094,077

Equity related:
Over the counter:
Equity swaps and forwards		4,223,096	5,149,967
Equity options		1,230,635	645,709

		5,453,731	5,795,676

Exchange traded:
Equity futures		526,913	630,409
Equity options		3,238,049	2,708,557

		3,764,962	3,338,966

		9,218,693	9,134,642

Commodity related:
Over the counter:
Commodity swaps and forwards		931,644	1,062,588
Commodity options		4,880	4,780

		936,524	1,067,368

Exchange traded:
Commodity futures and options		122,394	245,751

		1,058,918	1,313,119

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Derivatives (continued)

	2017		2018
Hedge:
Currency forwards		1,227,354	1,522,306
Currency swaps		3,866,015	4,143,828
Interest rate swaps		8,088,422	10,147,731

		13,181,791	15,813,865

	~~W~~	245,088,318	293,456,368

(*1)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

(b)	Fair values of derivative instruments as of December 31, 2017 and 2018 are as follows:

	2017			2018
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,895,225	1,636,715	912,795	870,984
Currency swaps		854,892	865,551	393,702	372,725
Currency options		12,023	12,070	7,637	12,273

		2,762,140	2,514,336	1,314,134	1,255,982

Exchange traded:
Currency futures		416	553	11	—

		2,762,556	2,514,889	1,314,145	1,255,982

Interest rates related:
Over the counter:
Interest rate swaps		204,449	208,901	251,251	172,019
Interest rate options		—	1,893	—	5,347

		204,449	210,794	251,251	177,366

Exchange traded:
Interest rate futures		1,771	544	412	1,569

		206,220	211,338	251,663	178,935

Credit related:
Over the counter:
Credit swaps		63,359	10,617	37,951	14,916
Equity related:
Over the counter:
Equity swap and forwards		112,282	13,502	51,869	205,709
Equity options		91,040	12,177	2,265	2,352

		203,322	25,679	54,134	208,061

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Derivatives (continued)

	2017			2018
	Assets		Liabilities	Assets	Liabilities
Exchange traded:
Equity futures		72	805	15,937	778
Equity options		23,562	18,521	37,690	109,795

		23,634	19,326	53,627	110,573

		226,956	45,005	107,761	318,634

Commodity related:
Over the counter:
Commodity swaps and forwards		15,576	22,593	7,548	74,158
Commodity options		72	77	27	29

		15,648	22,670	7,575	74,187

Exchange traded:
Commodity futures		6,037	315	8,226	4,016

	~~W~~	21,685	22,985	15,801	78,203

Hedge:
Currency forwards	~~W~~	50,492	1,567	9,185	30,497
Currency swaps		59,399	161,896	21,976	79,492
Interest rate swaps		9,511	519,364	35,131	483,233

		119,402	682,827	66,292	593,222

	~~W~~	3,400,178	3,487,661	1,793,613	2,439,892

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016		2017	2018
Foreign currency related
Over the counter
Currency forwards	~~W~~	(80,907)	85,498	41,188
Currency swaps		7,193	91,410	(34,444)
Currency options		9,704	5,422	8,247

		(64,010)	182,330	14,991

Exchange traded
Currency futures		(33)	(137)	11

		(64,043)	182,193	15,002

Interest rates related
Over the counter
Interest rate swaps		(68,490)	(17,805)	86,675
Interest rate options		1,116	413	(1,459)

		(67,374)	(17,392)	85,216

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Derivatives (continued)

	2016		2017	2018
Exchange traded
Interest rate futures		3,849	6,950	(2,512)

		(63,525)	(10,442)	82,704

Credit related
Over the counter
Credit swaps		10,761	46,593	(8,318)
Equity related
Over the counter
Equity swap and forwards		111,723	73,490	(270,929)
Equity options		11,639	36,662	4,326

		123,362	110,152	(266,603)

Exchange traded
Equity futures		626	(733)	15,159
Equity options		3,420	22,315	(44,163)

		4,046	21,582	(29,004)

		127,408	131,734	(295,607)

Commodity related
Over the counter
Commodity swaps and forwards		(8,988)	13,435	(89,902)
Commodity options		(44)	(10)	33

		(9,032)	13,425	(89,869)

Exchange traded
Commodity futures		98	5,722	4,209

		(8,934)	19,147	(85,660)

Hedge
Currency forwards		(80,958)	48,050	(26,031)
Currency swaps		19,366	(143,737)	66,156
Interest rate swaps		(239,596)	(191,233)	38,767

		(301,188)	(286,920)	78,892

	~~W~~	(299,521)	82,305	(212,987)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Derivatives (continued)

(d)	Impact of hedge accounting on the consolidated financial statements

i)	Gains (losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the year ended December 31, 2018 were as follows:

	Gains on fair value hedges (hedged items)		Gains on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges
Interest rate swaps (*1)	~~W~~	(76,573)	79,635	3,062
Foreign exchange risk (*1)		55,188	(60,380)	(5,192)

	~~W~~	(21,385)	19,255	(2,130)

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets.
(*2)	Ineffective portion of hedge: The difference between hedging instruments and hedged items

ii)

Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows.

	Gains on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges
Foreign exchange risk (*1)	~~W~~	65,386	(5,188)	70,051
Interest rate risk (*1)		(23,186)	—	—
Hedge of net investments
Foreign exchange risk (*1)		(35,879)	(3,765)	—

	~~W~~	6,321	(8,953)	70,051

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities, currency forwards assets / liabilities and borrowings.
(*2)	Ineffective portion of hedge: The difference between hedging instruments and hedged items.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Derivatives (continued)

(e)	Nominal values and average hedge ratio for derivatives as of December 31, 2018 are as follows:

	2018
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	190,000	737,632	723,177	707,254	1,305,584	6,484,084	10,147,731
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:
Nominal values:		2,731,517	1,958,746	827,158	1,038,935	302,423	—	6,858,779
Average hedge ratio:		100%	100%	100%	100%	100%	—	100%

(f)	Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity

i)	Purpose and strategy of risk avoidance

The Group transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Group. The Group applies the fair value hedge accounting for the changes in the market interest rates of the Korean won structured notes, foreign currency generated financial debentures, structured deposits in foreign currencies, foreign currency structured deposits and foreign currency investment receivables; and cash flow hedge accounting for interest rate swaps and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, the Korean won bonds, foreign currency bonds, etc. In addition, in order to hedge the exchange rate risk of the net investment in overseas business, the Group applies the net investment hedge accounting for foreign operations using currency forward and non-derivative financial instruments.

ii)	Effect of derivatives on statement financial position, statement of comprehensive income, statement of changes in equity

	Nominal amount		BV of asset (*1)	BV of liabilities (*1)	Changes if fair value in the period
Fair value hedges
Interest rate swap	~~W~~	9,377,731	35,093	467,381	55,244
Currency swap		33,543	433	—	(1,502)
Cash flow hedge
Interest rate swap		770,000	38	15,853	(23,186)
Currency swap		4,110,285	21,543	79,492	(54)
Currency forward		1,298,686	3,191	24,925	(33,460)
Hedge of net investments in foreign operations
Currency forward		223,620	5,994	5,572	(3,261)
Borrowings		1,192,645	—	1,186,792	(36,383)

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Derivatives (continued)

iii)	Effect of hedging items on statement financial position, statement of comprehensive income, statement of changes in equity

	BV of asset		BV of liabilities	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the period	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk	~~W~~	293,215	8,873,059	(2,832)	(524,459)	(56,462)	—	—
Foreign exchange risk		62,406	—	—	—	2,675	—	—
Cash flow hedge
Interest rate risk		—	1,539,005	—	—	—	(10,184)	—
Foreign exchange risk		2,795,320	2,716,148	—	—	63,860	(2,006)	—
Hedge of net investments in foreign operations
Foreign exchange risk		—	—	—	—	(35,879)	—	138,416

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

14.	Loans at amortized cost

(a)	Loans at amortized cost as of December 31, 2018 are as follows:

	2018
Household loans	~~W~~	120,832,081
Corporate loans		152,164,476
Public and other loans		2,831,026
Loans to banks		3,585,563
Credit card receivables		22,447,614

		301,860,760

Discount		(23,588)
Deferred loan origination costs and fees		497,368

		302,334,540
Less: Allowance for credit loss		(2,725,068)

	~~W~~	299,609,472

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Loans at amortized cost (continued)

(b)	Changes in book value of Loans at amortized cost and other assets as of December 31, 2018 are as follows:

	Loans at amortized cost				Other assets (*1)
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	245,310,809	30,030,619	1,784,601	31,599,203	456,538	23,243	309,205,013
Transfer (from) to 12 month expected credit losses		7,532,588	(7,527,159)	(5,429)	28,028	(28,024)	(4)	—
Transfer (from) to lifetime expected credit losses		(20,879,174)	20,943,897	(64,723)	(51,596)	51,607	(11)	—
Transfer (from) to credit- impaired financial assets		(1,948,419)	(185,166)	2,133,585	(22,162)	(2,986)	25,148	—
Origination		130,894,396	529,735	315,389	30,085,141	27,251	21,930	161,873,842
Collection		(93,938,952)	(10,682,116)	(1,008,819)	(30,207,574)	(410,559)	(4,236)	(136,252,256)
Charge off		—	—	(851,397)	—	—	(20,984)	(872,381)
Disposal		(121,915)	(19,056)	(582,491)	—	(495)	(13,083)	(737,040)
Others (*2)		749,646	(52,157)	(23,752)	77,654	6,129	—	757,520

Ending balance	~~W~~	267,598,979	33,038,597	1,696,964	31,508,694	99,461	32,003	333,974,698

(*1)	The amortized cost includes the gross carrying amount of deposits and other assets.
(*2)	Other changes are due to bond adjustment, investment conversion, and exchange rate fluctuations.
(*3)	The amount of uncollected loans receivable (principal and interest) is ~~W~~ 9,597,389 million, which is written off as of December 31, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Loans at amortized cost (continued)

(c)	Changes in allowance for credit loss of Loans at amortized cost and other financial assets as of December 31, 2018 are as follows:

	Loans at amortized cost				Other assets (*1)
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	730,613	1,088,259	1,053,114	39,048	7,666	20,166	2,938,866
Transfer (from) to 12 month expected credit losses		115,780	(114,614)	(1,166)	581	(578)	(3)	—
Transfer (from) to lifetime expected credit losses		(61,415)	103,502	(42,087)	(212)	222	(10)	—
Transfer (from) to credit- impaired financial assets		(2,509)	(40,729)	43,238	(94)	(2,209)	2,303	—
Provided (reversed)		23,662	159,565	521,288	(1,998)	1,775	24,293	728,585
Charge off		—	—	(851,397)	—	—	(20,984)	(872,381)
Discount		—	—	(20,778)	—	—	—	(20,778)
Disposal		(636)	(374)	(59,567)	—	(7)	(2,736)	(63,320)
Collection		—	—	311,280	—	—	1,815	313,095
Others (*2)		(74,495)	(167,687)	12,221	2,602	61	(80)	(227,378)

Ending balance	~~W~~	731,000	1,027,922	966,146	39,927	6,930	24,764	2,796,689

(*1)	The amortized cost includes the gross carrying amount of deposits and other assets.
(*2)	Other changes are due to bond adjustment, investment conversion, and exchange rate fluctuations.

(d)	Changes in deferred loan origination costs for the year ended December 31, 2018 are as follows:

	2018
Beginning balance (*1)	~~W~~	434,746
Loan origination		235,032
Amortization		(172,410)

Ending balance	~~W~~	497,368

(*1)	The beginning balance for 2018 was restated in accordance with IFRS 9.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Loans

(a)	Loans as of December 31, 2017 are as follows:

	2017
Household loans	~~W~~	111,590,777
Corporate loans		139,989,642
Public and other		2,297,631
Loans to banks		2,969,784
Card receivables		20,640,857

		277,488,691
Discount		(44,936)
Deferred loan origination costs and fees		432,615

		277,876,370
Allowance for credit losses		(2,310,604)

	~~W~~	275,565,766

(b)	Changes in the allowance for credit losses for the year ended December 31, 2017 are as follows:

	2017
	Loans		Other (*3)	Total
Beginning balance	~~W~~	2,360,795	66,896	2,427,691
Provision for (reversal of) allowance (*1)		799,577	15,672	815,249
Write-offs		(973,943)	(20,063)	(994,006)
Effect of discounting (*2)		(23,316)	—	(23,316)
Disposal		(63,091)	16	(63,075)
Recoveries		311,042	1,591	312,633
Others (*1)(*4)		(100,460)	(379)	(100,839)

Ending balance	~~W~~	2,310,604	63,733	2,374,337

(*1)	As the accounting for the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.
(*2)	Interest income from impaired financial assets
(*3)	Included allowance for due from banks and other assets
(*4)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

(c)	Changes in deferred loan origination costs for the year ended December 31, 2017 are as follows:

	2017
Beginning balance	~~W~~	395,394
Loan origination		178,890
Amortization		(141,669)

Ending balance	~~W~~	432,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Securities at fair value through other comprehensive income and securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost as of December 31, 2018 are as follows:

	2018
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	8,975,391
Financial institutions bonds		17,341,330
Corporate bonds		11,360,924

		37,677,645

Equity securities (*1):
Stocks		630,010
Equity investments		6,515

		636,525

		38,314,170

Securities at amortized cost:
Debt securities:
Government bonds		18,000,454
Financial institutions bonds		2,171,623
Corporate bonds and others		8,306,059

		28,478,136

	~~W~~	66,792,306

(*1)

Equity securities in the above table are classified as other comprehensive income – equity securities designated as fair value items, and other comprehensive income and fair value options were exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b)	Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the year ended December 31, 2018 are as follows:

	Securities at fair value through other comprehensive income				Securities at amortized cost
	12 month expected credit loss		Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total
Beginning allowance	~~W~~	36,641,928	15,879	36,657,807	24,403,423	21,444	24,424,867
Transfer to 12 month expected credit loss		—	—	—	—	—	—
Transfer to life time expected credit loss		(26,187)	26,187	—	—	—	—
Transfer to impaired financial asset		—	—	—	—	—	—
Origination		26,938,512	98,778	27,037,290	5,836,342	—	5,836,342
Disposal		(7,182,343)	(18,687)	(7,201,030)	—	—	—
Repayment		(19,338,938)	—	(19,338,938)	(1,607,467)	(3)	(1,607,470)
Others (*1)		538,842	(16,326)	522,516	(167,377)	1,034	(166,343)

Ending balance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396

(*1)	Included the effects from changing currency rate.

(c)	Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the year ended December 31, 2018 are as follows:

	Securities at fair value through other comprehensive income				Securities at amortized cost
	12 month expected credit loss		Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total
Beginning allowance	~~W~~	17,038	1,938	18,976	6,327	2,232	8,559
Transfer to 12 month expected credit loss		—	—	—	—	—	—
Transfer to life time expected credit loss		(234)	234	—	—	—	—
Transfer to impaired financial asset		—	—	—	—	—	—
Provided (reversed)		15,286	(3,220)	12,066	4,615	(2,215)	2,400
Disposal		(5,251)	(229)	(5,480)	—	—	—
Others (*1)		(1,117)	1,639	522	(1,699)	—	(1,699)

Ending balance	~~W~~	25,722	362	26,084	9,243	17	9,260

(*1)	Included the effects from changing currency rate

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d)	Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the year ended December 31, 2018 are as follows:

	2018
Gain on disposal of securities at FVOCI	~~W~~	28,018
Loss on disposal of securities at FVOCI		(7,464)
Loss on disposal of securities at amortized cost		(9)

	~~W~~	20,545

(e)	Income or loss on equity securities at fair value through other comprehensive income

As of December 31, 2018, the Group recognizes dividends amounting to ~~W~~16,871 million related to equity securities at fair value through other comprehensive income.

In addition, the disposition of equity securities at fair value through other comprehensive income are as follows:

	2018
Fair value at the date of disposal	~~W~~	3,285
Cumulative net profit at the time of disposal		(3,635)

17.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2017 are as follows:

	2017
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	7,570,104
Financial institution bonds		17,649,694
Corporate bonds and others		11,966,754

		37,186,552

Equity securities (*1):
Stocks		1,026,666
Equity investments		749,818
Beneficiary certificates		3,126,851
Others		27,050

		4,930,385

		42,116,937

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

17.	Available-for-sale financial assets and held-to-maturity financial assets (continued)

	2017
Held-to-maturity financial assets:
Debt securities:
Government bonds		15,164,133
Financial institutions bonds		2,708,148
Corporate bonds and others		7,118,399

		24,990,680

	~~W~~	67,107,617

(*1)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~126,220 million as of December 31, 2017.

(b)	Gain or loss on sale of available-for-sale financial assets for the year ended December 31, 2016 and 2017 are as follows:

	2016		2017
Gain on sale of available-for-sale financial assets	~~W~~	707,134	529,411
Loss on sale of available-for-sale financial assets		(59,593)	(30,224)

	~~W~~	647,541	499,187

18.	Property and equipment

(a)	Details of property and equipment as of December 31, 2017 and 2018 were as follows:

	2017
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	1,819,912	—	1,819,912
Buildings		1,158,661	(275,240)	883,421
Others		1,958,787	(1,640,348)	318,439

	~~W~~	4,937,360	(1,915,588)	3,021,772

	2018
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	1,827,711	—	1,827,711
Buildings		1,173,888	(321,319)	852,569
Others		2,002,755	(1,679,149)	323,606

	~~W~~	5,004,354	(2,000,468)	3,003,886

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

18.	Property and equipment (continued)

(b)	Changes in property and equipment for the years ended December 31, 2017 and 2018 were as follows:

	2017
	Land		Buildings	Others	Total
Beginning balance	~~W~~	1,885,233	941,043	319,337	3,145,613
Acquisitions (*1)		1,460	24,354	129,435	155,249
Disposals (*1)		(5,487)	(357)	(3,163)	(9,007)
Depreciation		—	(44,285)	(129,256)	(173,541)
Impairment		—	—	(16)	(16)
Amounts transferred from(to) investment properties		(59,263)	(32,519)	—	(91,782)
Amounts transferred from(to) non-current assets held for sale		(1,815)	(3,521)	—	(5,336)
Effects of foreign currency movements		(216)	(1,294)	2,102	592

Ending balance	~~W~~	1,819,912	883,421	318,439	3,021,772

(*1)	~~W~~14,285 million transferred from construction-in progress was included.

	2018
	Land		Buildings	Others	Total
Beginning balance	~~W~~	1,819,912	883,421	318,439	3,021,772
Acquisitions (*1)		33	14,612	136,244	150,889
Disposals (*1)		(17,735)	(3,282)	(9,699)	(30,716)
Depreciation		—	(47,207)	(124,564)	(171,771)
Impairment		—	—	—	—
Amounts transferred from(to) investment property		23,972	4,227	—	28,199
Amounts transferred from(to) non-current assets held for sale (*2)		(32)	(48)	—	(80)
Effects of foreign currency movements		1,561	846	3,186	5,593

Ending balance	~~W~~	1,827,711	852,569	323,606	3,003,886

(*1)	~~W~~6,319 million transferred from construction-in progress was included.
(*2)	Included buildings, land.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

18.	Property and equipment (continued)

(c)	Insured assets and liability insurance as of December 31, 2018 were as follows:

Type of insurance	Insured assets	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash (including ATM)	23,200	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Liability Collateral	1,328,969	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	70,351	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for employee accident	Executives	32,743	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	18,195	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance	80,724	Samsung Fire & Marine Insurance Co., Ltd., etc.

19.	Intangible assets

(a)	Details of intangible assets as of December 31, 2017 and 2018 were as follows:

	2017 (*1)		2018
Goodwill	~~W~~	3,901,260	3,903,518
Software		83,829	102,393
Development cost		75,322	82,536
Others		212,910	231,687

	~~W~~	4,273,321	4,320,134

(*1)	As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

19.	Intangible assets (continued)

(b)	Changes in intangible assets for the years ended December 31, 2017 and 2018 were as follows:

	2017
	Goodwill		Software	Development cost	Other	Total
Beginning balance	~~W~~	3,873,060	94,261	56,563	202,628	4,226,512
Acquisitions		—	27,354	40,378	56,982	124,714
Business combination (*1)		28,200	—	—	15,255	43,455
Disposals		—	(21)	—	(12,901)	(12,922)
Impairment (*2)		—	—	(206)	26	(180)
Amortization (*3)		—	(38,095)	(21,413)	(48,941)	(108,449)
Effects of foreign currency movements		—	330	—	(139)	191

Ending balance	~~W~~	3,901,260	83,829	75,322	212,910	4,273,321

(*1)	As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.
(*2)

Memberships such as golf and condominium memberships are intangible assets that cannot be limited to a specific period of time. If the market value of the exchanges is less than the carrying amount at the end of the reporting period, the impairment loss is recognized.

(*3)	Included general administrative expense and other operating income at comprehensive income.

	2018
	Goodwill		Software	Development cost	Other	Total
Beginning balance	~~W~~	3,901,260	83,829	75,322	212,910	4,273,321
Acquisitions		—	56,009	38,230	69,501	163,740
Business combination		2,258	—	—	—	2,258
Disposals		—	(334)	(5,880)	(7,117)	(13,331)
Impairment (*1)		—	—	(706)	(362)	(1,068)
Amortization (*2)		—	(40,792)	(24,430)	(41,957)	(107,179)
Effects of foreign currency movements		—	3,681	—	(1,288)	2,393

Ending balance	~~W~~	3,903,518	102,393	82,536	231,687	4,320,134

(*1)

Memberships such as golf and condominium memberships are intangible assets that cannot be limited to a specific period of time. If the market value of the exchanges is less than the carrying amount at the end of the reporting period, the impairment loss is recognized.

(*2)	Included general administrative expense and other operating income at comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

19.	Intangible assets (continued)

(c)	Goodwill

i)	Goodwill allocated in the Group’s CGUs as of December 31, 2017 and 2018

	2017 (*1)		2018
Banking	~~W~~	810,058	810,058
Credit card		2,773,231	2,773,231
Securities		5,646	7,904
Life insurance		275,371	275,371
Others		36,954	36,954

	~~W~~	3,901,260	3,903,518

(*1)	As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd. was completed, the amount was adjusted retrospectively.

ii)	Changes in goodwill for the years ended December 31, 2017 and 2018

	2017 (*1)		2018
Beginning balance	~~W~~	3,873,060	3,901,260
Acquisitions through business combinations (*2)		28,200	2,258

Ending balance	~~W~~	3,901,260	3,903,518

(*1)	As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd. was completed, the amount was adjusted retrospectively (Note 57).
(*2)	Goodwill recognized as a result of the acquisition of the business by Shinhan Financial Investment Co., Ltd. (Note 58).

iii)	Goodwill impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

•	Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

•	Projection period

When evaluating the value in use, 5.5 years of cash flow estimates – July 1, 2018 through December 31, 2023 – was used in projection and the value thereafter was reflected as terminal value. In case of Shinhan Life Insurance, only the 30 years of future cash flows were applied since the present value of the future cash flows thereafter is not significant.

•	Discount rates and terminal growth rates

The required rates of return expected by shareholders were applied to the discount rates by calculating the cost of capital which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). Expected terminal growth rate is on the basis of inflation rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

19.	Intangible assets (continued)

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates(%)	Terminal growth rate(%)
Banking	7.0~13.8	1.2~2.9
Credit card	8.4	1.8
Securities	11.9, 12.4	2.9
Life insurance	8.5	0.0
Others	9.8, 13.2	1.8

iv)	Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2018	2019	2020	2021	2022	2023
CPI growth	1.6%	1.7%	1.5%	2.1%	2.3%	2.3%
Real retail sales growth	3.0%	2.4%	2.2%	2.3%	2.2%	2.2%
Real GDP growth	2.9%	2.8%	2.4%	3.2%	3.0%	3.0%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Rate of return on investment	3.65%
Risk-based capital ratio	199.61%

The values for the CPI growth rate, real retail sales growth rate, real GDP growth rate, rate of return on investment and risk-based capital ratio are based on a combination of internal and external analysis.

v)	Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	~~W~~	42,291,637
Total carrying value		37,775,928

	~~W~~	4,515,709

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates

(a)	Investments in associates as of December 31, 2017 and December 31, 2018 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2017	2018
BNP Paribas Cardif Life Insurance (*1)(*3)	Korea	September 30	14.99	14.99
Daewontos Co., Ltd. (*1)(*4)	”	December 31	36.33	36.33
Neoplux Technology Valuation Investment Fund (*1)	”	September 30	33.33	33.33
JAEYOUNG SOLUTEC CO., LTD. (*7)	”	—	9.61	—
Partners 4th Growth Investment Fund (*1)	”	September 30	25.00	25.00
Songrim Partners. (*1)(*4)	”	”	35.34	35.34
KTB Newlake Global Healthcare PEF (*1)	”	”	30.00	30.00
JAEYANG INDUSTRY (*1)(*4)	”	December 31	25.90	25.90
Chungyoung INC (*10)	”	—	18.94	—
DAEKWANG SEMICONDUCTOR CO., LTD. (*1)(*4)	”	September 30	20.94	20.94
Shinhan-Neoplux Energy Newbiz Fund (*1)	”	”	23.33	23.33
Shinhan-Albatross Tech Investment Fund	”	December 31	50.00	50.00
Asia Pacific No.39 Ship Investment Co., Ltd. (*7)	”	—	50.00	—
KCLAVIS Meister Fund No.17	”	December 31	26.09	26.09
SG No.9 Corporate Recovery Private Equity Fund	”	”	26.49	26.49
Plutus-SG Private Equity Fund	”	”	26.67	26.67
SG ARGES Private Equity Fund No.1	”	”	24.06	24.06
OST Progress- 2 Fund (*7)	”	—	27.62	—
Eum Private Equity Fund No.3	”	December 31	20.76	20.76
Richmond Private Yong in Retail Facility Real Estate Fund No.1 (*7)	”	—	41.80	—
KTB Confidence Private Placement	”	December 31	30.29	30.29
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	”	”	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	”	”	20.16	20.16
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18 (*7)	”	—	22.86	—
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4	”	December 31	20.00	20.00
Platform Partners Brick Save Private Investment Trust (*6)	”	”	98.77	98.77
Synergy-Shinhan Mezzanine New Technology Investment Fund	”	”	47.62	47.62
The Asia Pacific Capital Fund II L.P.	Cayman Islands	”	25.18	25.18
Shinhan Praxis K-Growth Global Private Equity Fund (*5)	Korea	”	18.87	18.87
Credian Healthcare Private Equity Fund II	”	”	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	”	”	50.00	50.00
AIP EUROGREEN Private Real Estate Investment Trust No.3 (*11)	”	”	21.28	21.28

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2017	2018
Brain Professional Private Trust No.4	”	”	27.49	27.50
Hanhwa US Equity Strategy Private Real Estate Fund No.1	”	”	44.84	44.84
Brain KS Qualified Privately Placed Fund No.6	”	”	50.00	50.00
M360 CRE Income Fund (*7)	U.S.A	—	57.87	—
Shinhan Global Healthcare Fund 1 (*5)	Korea	December 31	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	”	”	33.33	33.33
IBK AONE convertible 1	”	”	47.25	47.25
Rico Synergy Collabo Multi-Mezzanine 3 (*9)	”	”	50.00	50.03
KB NA Hickory Private Special Asset Fund	”	”	37.50	37.50
GB Professional Private Investment Trust 6 (*6)	”	”	94.51	94.51
Koramco Europe Core Private Placement Real Estate Fund No.2-2	”	”	48.49	44.02
SHBNPP Private Korea Equity Long-Short Professional Feeder (*8)	”	”	9.85	21.52
Shinhan-Stonebridge Petro PEF (*5)	”	”	1.82	1.82
BNP Paribas Cardif General Insurance (*1)(*2)	”	September 30	10.00	10.00
Axis Global Growth New Technology Investment Association	”	December 31	31.85	31.85
Polaris No7 Start up and Venture Private Equity Fund	”	”	28.57	28.57
Hermes Private Investment Equity Fund	”	”	29.17	29.17
Shinhan AIM FoF Fund 1a	”	”	—	24.91
Daishin Heim Qualified Investor Private Investment Trust No.1808	”	”	—	34.48
Heungkuk High Class Professional Trust Private Fund 37	”	”	—	50.00
IGIS Global Credit Fund 150-1	”	”	—	25.11
GX SHINHAN INTERVEST 1st Private Equity Fund	”	”	—	25.27
Soo Commerce Platform Growth Fund	”	”	—	24.62
Partner One Value up I Private Equity Fund	”	”	—	27.91
Genesis No.1 Private Equity Fund	”	”	—	22.80
GMB ICT New Technology Investment Fund	”	”	—	26.75
Soo Delivery Platform Growth Fund	”	”	—	30.00
Genesis North America Power Company No.1 PEF	”	”	—	39.92
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	”	”	—	23.33

(*1)

The latest financial statements were used for the equity method since the financial statements as of December 31, 2018 were not available. Significant trades and events occurred within the period were properly reflected.

(*2)

The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

(*3)	The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.
(*4)

As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments; as the Group cannot exercise voting rights during the process, the Group has classified the shares as investments at fair value through profit or loss. The Group reclassified Securities at fair value through profit or loss to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*5)	As a managing partner, the Group has a significant influence over the investees.
(*6)	As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*7)	The associates were disposed or reclassified.
(*8)	Although the ownership interests were less than 20%, the Group has a significant influence.
(*9)

Although the ownership interests were more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*10)	These entities were excluded from the scope of associates due to the Shinhan Bank’s accounting policy change, which is to change significant influence criteria from 15% to 20%.
(*11)	During this period, the name of FG EUROGREEN Private Real Estate Investment Trust No.3 has been changed to AIP EUROGREEN Private Real Estate Investment Trust No.3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2017 and 2018 were as follows:

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	60,213	(255)	3,682	(11,024)	—	52,616
Aju Capital Co., Ltd.		40,836	(42,022)	438	748	—	—
Daewontos Co., Ltd. (*2)		—	—	—	—	—	—
Neoplux Technology Valuation Investment Fund		7,526	3,890	1,564	490	—	13,470
JAEYOUNG SOLUTEC CO., LTD. (*1)		5,736	—	(2,009)	122	—	3,849
Partners 4th Growth Investment Fund		4,555	9,220	(385)	—	—	13,390
JAEYANG INDUSTRY (*2)		—	—	—	—	—	—
Chungyoung INC (*2)		—	—	—	—	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		4,776	—	(952)	—	—	3,824
Dream High Fund III		3,144	—	(109)	(830)	—	2,205
Asia Pacific No.39 Ship Investment Co., Ltd.		5,176	(802)	300	8	—	4,682
KCLAVIS Meister Fund No.17		2,989	—	50	—	—	3,039
SG No.9 Corporate Recovery Private Equity Fund		3,982	(192)	173	—	—	3,963
Plutus-SG Private Equity Fund		4,299	(132)	84	—	—	4,251
SG ARGES Private Equity Fund No.1		8,976	(2,754)	200	—	—	6,422
OST Progress- 2 Fund		1,460	3,500	(65)	—	—	4,895
Eum Private Equity Fund No.3		5,933	(1,362)	354	—	—	4,925
Richmond Private Yong in Retail Facility Real Estate Fund No.1		—	7,223	878	—	—	8,101
KTB Confidence Private Placement		—	4,927	377	1,099	—	6,403
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		—	6,504	457	(204)	—	6,757
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		—	8,012	628	(253)	—	8,387
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		—	5,867	145	—	—	6,012
Platform Partners Brick Save Private Investment Trust		—	7,877	192	—	—	8,069
Synergy-Shinhan Mezzanine New Technology Investment Fund		—	5,000	(1)	—	—	4,999
The Asia Pacific Capital Fund II L.P.		11,579	454	(901)	(3,825)	—	7,307
Shinhan Praxis K-Growth Global Private Equity Fund		13,533	6,415	(1,590)	596	—	18,954
Credian Healthcare Private Equity Fund II		4,087	—	7	(281)	—	3,813
Kiwoom Milestone Professional Private Real Estate Trust 19	~~W~~	10,761	(222)	(131)	—	—	10,408

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	~~W~~	21,237	(841)	641	(577)	—	20,460
Brain Professional Private Trust No.4		5,316	—	529	2	—	5,847
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,764	(1,859)	1,591	(17)	—	25,479
Brain KS Qualified Privately Placed Fund No.6		4,896	—	(78)	(13)	—	4,805
M360 CRE Income Fund		23,167	132,768	9,270	(11,300)	—	153,905
Shinhan Global Healthcare Fund 1		—	3,440	(33)	—	—	3,407
JB Power TL Investment Type Private Placement Special Asset Fund 7		—	18,268	422	—	—	18,690
IBK AONE convertible 1		—	5,000	122	—	—	5,122
Rico synergy collabo Multi-Mezzanine 3		—	5,001	25	—	—	5,026
KB NA Hickory Private Special Asset Fund		—	33,362	729	—	—	34,091
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		—	8,600	—	—	—	8,600
Koramco Europe Core Private Real Estate Trust No.2-2		—	21,408	(648)	—	—	20,760
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,180	(9,972)	653	—	—	4,861
SHBNPP Private Multi Strategy Professional Feeder No.1		5,014	(5,049)	35	—	—	—
Shinhan-Stonebridge Petro PEF		18,487	—	714	—	—	19,201
BNP Paribas Cardif General Insurance		2,584	2,750	(910)	5	—	4,429
Axis Global Growth New Technology Investment Association		—	5,000	(47)	—	—	4,953
Polaris No.7 Entrepreneur Private Equity Fund		—	4,400	(41)	—	—	4,359
Hermes Private Investment Equity Fund		—	17,500	(3)	—	—	17,497
Others		33,394	21,820	4,036	(45)	(144)	59,061

	~~W~~	353,600	282,744	20,393	(25,299)	(144)	631,294

(*1)	The market value of the investment is ~~W~~6,826 million as of December 31, 2017 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

	2018
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,616	(2,043)	783	(1,540)	—	49,816
Daewontos Co., Ltd. (*1)		—	—	—	—	—	—
Songrim Partners. (*1)		48	—	(48)	—	—	—
Neoplux Technology Valuation Investment Fund		13,470	6,000	(242)	(490)	—	18,738
JAEYOUNG SOLUTEC CO., LTD.		3,849	(2,865)	(836)	(148)	—	—
Partners 4th Growth Investment Fund		13,390	2,597	625	—	—	16,612
JAEYANG INDUSTRY (*1)		—	—	—	—	—	—
KTB Newlake Global Healthcare PEF		2,653	7,470	(238)	—	—	9,885
DAEKWANG SEMICONDUCTOR CO., LTD.		3,824	—	(490)	—	—	3,334
Shinhan-Neoplux Energy Newbiz Fund		1,400	2,800	(226)	—	—	3,974
Shinhan-Albatross Tech Investment Fund		2,672	6,000	(70)	306	—	8,908
Asia Pacific No.39 Ship Investment Co., Ltd.		4,682	(4,803)	121	—	—	—
KCLAVIS Meister Fund No.17		3,039	—	44	—	—	3,083
SG No.9 Corporate Recovery Private Equity Fund		3,963	(3,102)	566	—	—	1,427
Plutus-SG Private Equity Fund		4,251	(132)	133	—	—	4,252
SG ARGES Private Equity Fund No.1		6,422	(2,295)	214	—	—	4,341
OST Progress- 2 Fund		4,895	(4,895)	—	—	—	—
Eum Private Equity Fund No.3		4,925	(277)	241	—	—	4,889
Richmond Private Yong in Retail Facility Real Estate Fund No.1		8,101	(10,286)	2,185	—	—	—
KTB Confidence Private Placement		6,403	(389)	387	(1,099)	—	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		6,757	(1,518)	193	—	—	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,387	(305)	347	—	—	8,429
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		6,012	(6,035)	23	—	—	—
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		1,638	3,060	133	—	—	4,831
Platform Partners Brick Save Private Investment Trust		8,069	(496)	547	—	—	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		4,999	5,000	150	—	—	10,149
The Asia Pacific Capital Fund II L.P.	~~W~~	7,307	(3,004)	(656)	2,602	(5,849)	400

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

	2018
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Praxis K-Growth Global Private Equity Fund	~~W~~	18,954	(7,473)	5,046	—	—	16,527
Credian Healthcare Private Equity Fund II		3,813	—	740	—	—	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		10,408	(199)	210	—	—	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		20,460	(1,253)	1,337	—	—	20,544
Brain Professional Private Trust No.4		5,847	(1,274)	671	—	—	5,244
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,479	(2,000)	2,753	—	—	26,232
Brain KS Qualified Privately Placed Fund No.6		4,805	—	292	—	—	5,097
M360 CRE Income Fund		153,905	(171,215)	6,183	11,127	—	—
Shinhan Global Healthcare Fund 1		3,407	—	(122)	—	—	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		18,690	(2,075)	869	—	—	17,484
IBK AONE convertible 1		5,122	—	784	—	—	5,906
Rico synergy collabo Multi-Mezzanine 3		5,026	—	264	—	—	5,290
KB NA Hickory Private Special Asset Fund		34,091	(1,560)	1,829	—	—	34,360
GB Professional Private Investment Trust 6		8,600	—	(12)	—	—	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2		20,760	(2,357)	213	—	—	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder		4,861	9,412	97	—	—	14,370
Shinhan-Stonebridge Petro PEF		19,201	(1,133)	613	—	—	18,681
BNP Paribas Cardif General Insurance		4,429	—	(1,026)	20	—	3,423
Axis Global Growth New Technology Investment Association		4,953	—	(78)	—	—	4,875
Polaris No7 Start up and Venture Private Equity Fund		4,359	—	(21)	—	—	4,338
Hermes Private Investment Equity Fund		17,497	(5,158)	(5,274)	—	—	7,065
Shinhan AIM FoF Fund 1a		—	4,125	226	—	—	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808		—	9,786	340	—	—	10,126
Heungkuk High Class Professional Trust Private Fund 37		—	9,178	260	—	—	9,438
IGIS Global Credit Fund 150-1		—	8,529	367	—	—	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund	~~W~~	—	34,900	(3,069)	—	—	31,831

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

	2018
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Soo Commerce Platform Growth Fund	~~W~~	—	6,500	(122)	—	—	6,378
Partner One Value up I Private Equity Fund		—	12,000	(61)	—	—	11,939
Genesis No.1 Private Equity Fund		—	46,068	(310)	—	—	45,758
GMB ICT New Technology Investment Fund		—	8,000	(66)	—	—	7,934
Soo Delivery Platform Growth Fund		—	9,000	(17)	—	—	8,983
Genesis North America Power Company No.1 PEF		—	21,592	(768)	—	—	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		—	6,300	(96)	—	—	6,204
Others (*2)		52,855	37,442	1,550	2	—	91,849

	~~W~~	631,294	17,617	17,488	10,780	(5,849)	671,330

(*1)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.
(*2)	Disposal by account reclassification includes non-cash flow.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

(c)	The statement of financial information as of and for the year ended December 31, 2017 and 2018 were as follows:

	2017
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	4,133,674	3,781,688	78,010	24,230	(73,495)	(49,265)
Daewontos Co., Ltd.		400	2,492	—	—	—	—
Neoplux Technology Valuation Investment Fund		40,692	283	5,895	4,691	1,471	6,162
JAEYOUNG SOLUTEC CO., LTD.		157,009	137,916	142,228	(22,756)	2,764	(19,992)
Partners 4th Growth Investment Fund		53,944	383	137	(1,540)	—	(1,540)
JAEYANG INDUSTRY		2,146	4,717	—	—	—	—
Chungyoung INC		3,292	8,392	5,568	(693)	—	(693)
DAEKWANG SEMICONDUCTOR CO., LTD.		29,069	10,806	13,929	(4,549)	—	(4,549)
Dream High Fund III		4,076	34	27	(200)	(1,522)	(1,722)
Asia Pacific No.39 Ship Investment Co., Ltd.		9,389	27	666	616	32	648
KCLAVIS Meister Fund No.17		11,694	42	425	194	—	194
SG No.9 Corporate Recovery Private Equity Fund		15,035	76	(157)	652	—	652
Plutus-SG Private Equity Fund		16,009	69	317	316	—	316
SG ARGES Private Equity Fund No.1		26,758	69	(351)	832	—	832
OST Progress- 2 Fund		17,829	107	(234)	(234)	—	(234)
Eum Private Equity Fund No.3		23,725	5	1,614	1,649	—	1,649
Richmond Private Yong in Retail Facility Real Estate Fund No.1		48,006	28,624	2,265	2,100	—	2,100
KTB Confidence Private Placement		42,230	21,090	1,604	1,242	3,629	4,871
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		28,286	1	1,914	1,913	(856)	1,057
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,599	1	3,117	3,116	(1,257)	1,859
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,316	14	648	634	—	634
Platform Partners Brick Save Private Investment Trust		8,441	271	207	194	—	194
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,500	3	—	(3)	—	(3)
The Asia Pacific Capital Fund II L.P.		29,103	88	—	(3,582)	(10,269)	(13,851)
Shinhan Praxis K-Growth Global Private Equity Fund		100,805	353	7,273	(8,428)	3,156	(5,272)
Credian Healthcare Private Equity Fund II	~~W~~	11,236	47	211	19	(823)	(804)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

	2017
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Kiwoom Milestone Professional Private Real Estate Trust 19	~~W~~	57,405	36,589	2,742	(262)	—	(262)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		97,203	1,066	5,851	3,012	(2,713)	299
Brain Professional Private Trust No.4		21,369	105	2,942	1,925	—	1,925
Hanhwa US Equity Strategy Private Real Estate Fund No.1		56,898	78	11,562	3,549	(37)	3,512
Brain KS Qualified Privately Placed Fund No.6		9,639	28	3	(110)	(72)	(182)
M360 CRE Income Fund		265,945	—	7	14,179	—	14,179
Shinhan Global Healthcare Fund 1		77,166	—	3	(757)	—	(757)
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,125	53	7,115	1,267	—	1,267
IBK AONE convertible 1		10,840	—	279	258	—	258
Rico Synergy Collabo Multi-Mezzanine 3		10,054	3	371	50	—	50
KB NA Hickory Private Special Asset Fund		90,978	67	11,092	1,945	—	1,945
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		9,101	1	1	—	—	—
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,886	2,074	2,503	(1,337)	—	(1,337)
SHBNPP Private Korea Equity Long-Short Professional Feeder		54,029	4,733	28,956	9,356	—	9,356
Shinhan-Stonebridge Petro PEF		1,056,401	2,740	39,170	39,170	—	39,170
BNP Paribas Cardif General Insurance		59,699	15,405	10,093	(9,294)	94	(9,200)
Axis Global Growth New Technology Investment Association		15,553	—	(147)	(147)	—	(147)
Polaris No7 Start up and Venture Private Equity Fund		15,280	22	(142)	(142)	—	(142)
Hermes Private Investment Equity Fund		60,000	10	(10)	(10)	—	(10)

	~~W~~	6,959,834	4,060,572	387,704	63,065	(79,898)	(16,833)

(*)

As of December 31, 2017, the Group has discontinued the application of the equity method of accounting and excluded the financial information of the associates for which financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

	2018
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,995,746	3,662,567	53,756	5,191	(10,268)	(5,077)
Daewontos Co., Ltd.		400	2,492	—	—	—	—
Songrim Partners.		2,288	2,311	1,898	(164)	—	(164)
Neoplux Technology Valuation Investment Fund		57,018	804	390	(724)	(1,969)	(2,693)
Partners 4th Growth Investment Fund		67,403	954	4,424	3,025	—	3,025
JAEYANG INDUSTRY		2,146	4,717	—	—	—	—
KTB Newlake Global Healthcare PEF		32,508	123	69	(793)	—	(793)
DAEKWANG SEMICONDUCTOR CO., LTD.		25,459	9,537	15,794	(2,341)	—	(2,341)
Shinhan-Neoplux Energy Newbiz Fund		17,347	315	19	(968)	—	(968)
Shinhan-Albatross Tech Investment Fund		18,009	182	299	(435)	917	482
KCLAVIS Meister Fund No.17		11,866	47	398	167	—	167
SG No.9 Corporate Recovery Private Equity Fund		5,566	181	—	2,136	—	2,136
Plutus-SG Private Equity Fund		16,012	69	778	499	—	499
SG ARGES Private Equity Fund No.1		18,085	46	—	888	—	888
Eum Private Equity Fund No.3		23,552	5	1,667	1,311	—	1,311
KTB Confidence Private Placement		38,559	21,054	506	256	(3,629)	(3,373)
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,739	1	1,451	62	—	62
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,809	2	3,027	1,044	—	1,044
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,174	15	3,046	1,165	—	1,165
Platform Partners brick save Private Investment trust		8,286	64	809	763	—	763
Synergy-Shinhan Mezzanine New Technology Investment Fund	~~W~~	21,312	—	553	331	—	331

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

	2018
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
The Asia Pacific Capital Fund II L.P.	~~W~~	1,674	86	1	(25,828)	—	(25,828)
Shinhan Praxis K-Growth Global Private Equity Fund		87,897	307	31,059	26,381	—	26,381
Credian Healthcare Private Equity Fund II		13,408	47	2,364	2,171	—	2,171
Kiwoom Milestone Professional Private Real Estate Trust 19		57,678	36,839	3,383	422	—	422
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,624	86	18,700	6,287	—	6,287
Brain Professional Private Trust No.4		19,113	46	4,306	2,435	—	2,435
Hanhwa US Equity Strategy Private Real Estate Fund No.1		58,575	77	10,098	6,139	—	6,139
Brain KS Qualified Privately Placed Fund No.6		10,089	—	812	477	—	477
Shinhan Global Healthcare Fund 1		74,409	—	4	(2,757)	—	(2,757)
JB Power TL Investment Type Private Placement Special Asset Fund 7		52,627	174	9,878	2,607	—	2,607
IBK AONE convertible 1		12,807	307	2,042	1,660	—	1,660
Rico Synergy Collabo Multi-Mezzanine 3		10,736	161	686	529	—	529
KB NA Hickory Private Special Asset Fund		91,694	67	9,601	4,877	—	4,877
GB Professional Private Investment Trust 6		9,088	1	1	(13)	—	(13)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,491	2,202	6,470	878	—	878
SHBNPP Private Korea Equity Long-Short Professional Feeder		77,465	10,728	18,729	728	—	728
Shinhan-Stonebridge Petro PEF		1,025,884	807	36,968	33,616	—	33,616
BNP Paribas Cardif General Insurance		51,211	16,986	10,972	(10,264)	196	(10,069)
Axis Global Growth New Technology Investment Association		15,308	—	1	(245)	—	(245)
Polaris No7 Start up and Venture Private Equity Fund		15,193	10	—	(75)	—	(75)
Hermes Private Investment Equity Fund		24,233	8	6	(18,025)	—	(18,025)
Shinhan AIM FoF Fund 1a		17,478	11	3,004	342	—	342
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,770	405	806	741	—	741
Heungkuk High Class Professional Trust Private Fund 37	~~W~~	20,523	1,646	1,045	1,005	—	1,005

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

	2018
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
IGIS Global Credit Fund 150-1	~~W~~	35,453	27	3,457	214	—	214
GX SHINHAN INTERVEST 1st Private Equity Fund		125,954	—	6	(12,146)	—	(12,146)
Soo Commerce Platform Growth Fund		25,905	3	—	(497)	—	(497)
Partner One Value up I Private Equity Fund		42,776	—	326	(224)	—	(224)
Genesis No.1 Private Equity Fund		201,103	434	—	(1,360)	—	(1,360)
GMB ICT New Technology Investment Fund		29,657	—	3	(242)	—	(242)
Soo Delivery Platform Growth Fund		29,946	2	—	(56)	—	(56)
Genesis North America Power Company No.1 PEF		52,393	223	1	(1,922)	—	(1,922)
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		26,826	237	2	(411)	—	(411)

	~~W~~	6,938,272	3,777,413	263,615	28,857	(14,753)	14,103

(*)

As of December 31, 2018, the Group has discontinued the application of the equity method of accounting and excluded the financial information of the associates for which financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2017 and 2018 are as follows:

	2017
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	351,986	14.99	52,763	(147)	—	52,616
Daewontos Co., Ltd. (*1)		(2,092)	36.33	(760)	—	760	—
Neoplux Technology Valuation Investment Fund		40,409	33.33	13,470	—	—	13,470
JAEYOUNG SOLUTEC CO., LTD. (*2)		17,484	9.61	1,680	—	2,169	3,849
Partners 4th Growth Investment Fund		53,561	25.00	13,390	—	—	13,390
JAEYANG INDUSTRY (*3)		(2,571)	25.90	(666)	—	666	—
Chungyoung INC (*3)		(5,100)	18.94	(966)	—	966	—
DAEKWANG SEMICONDUCTOR CO., LTD.		18,263	20.94	3,824	—	—	3,824
Dream High Fund III		4,042	54.55	2,205	—	—	2,205
Asia Pacific No.39 Ship Investment Co., Ltd.		9,362	50.00	4,682	—	—	4,682
KCLAVIS Meister Fund No.17		11,652	26.09	3,039	—	—	3,039
SG No.9 Corporate Recovery Private Equity Fund		14,959	26.49	3,963	—	—	3,963
Plutus-SG Private Equity Fund		15,940	26.67	4,251	—	—	4,251
SG ARGES Private Equity Fund No.1		26,689	24.06	6,422	—	—	6,422
OST Progress- 2 Fund		17,722	27.62	4,895	—	—	4,895
Eum Private Equity Fund No.3		23,720	20.76	4,925	—	—	4,925
Richmond Private Yong in Retail Facility Real Estate Fund No.1		19,382	41.80	8,101	—	—	8,101
KTB Confidence Private Placement		21,140	30.29	6,403	—	—	6,403
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		28,285	23.89	6,757	—	—	6,757
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,598	20.16	8,387	—	—	8,387
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,302	22.86	6,012	—	—	6,012
Platform Partners Brick Save Private Investment Trust		8,170	98.77	8,069	—	—	8,069
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,497	47.62	4,999	—	—	4,999
The Asia Pacific Capital Fund II L.P.		29,015	25.18	7,307	—	—	7,307
Shinhan Praxis K-Growth Global Private Equity Fund		100,452	18.87	18,954	—	—	18,954
Credian Healthcare Private Equity Fund II		11,189	34.07	3,813	—	—	3,813
Kiwoom Milestone Professional Private Real Estate Trust 19		20,816	50.00	10,408	—	—	10,408
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	~~W~~	96,137	21.28	20,460	—	—	20,460

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

	2017
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Brain Professional Private Trust No.4	~~W~~	21,264	27.49	5,847	—	—	5,847
Hanhwa US Equity Strategy Private Real Estate Fund No.1		56,820	44.84	25,479	—	—	25,479
Brain KS Qualified Privately Placed Fund No.6		9,611	50.00	4,805	—	—	4,805
M360 CRE Income Fund		265,945	57.87	153,905	—	—	153,905
Shinhan Global Healthcare Fund 1		77,166	4.41	3,407	—	—	3,407
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,072	33.33	18,690	—	—	18,690
IBK AONE convertible 1		10,840	47.25	5,122	—	—	5,122
Rico Synergy Collabo Multi-Mezzanine 3		10,051	50.00	5,026	—	—	5,026
KB NA Hickory Private Special Asset Fund		90,911	37.50	34,091	—	—	34,091
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		9,100	94.51	8,600	—	—	8,600
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,812	48.49	20,760	—	—	20,760
SHBNPP Private Korea Equity Long-Short Professional Feeder		49,296	9.85	4,861	—	—	4,861
Shinhan-Stonebridge Petro PEF		1,053,661	1.82	19,201	—	—	19,201
BNP Paribas Cardif General Insurance		44,294	10.00	4,429	—	—	4,429
Axis Global Growth New Technology Investment Association		15,553	31.85	4,953	—	—	4,953
Polaris No7 Start up and Venture Private Equity Fund		15,258	28.57	4,359	—	—	4,359
Hermes Private Investment Equity Fund		59,990	29.17	17,497	—	—	17,497
Others		218,647	—	58,362	—	699	59,061

	~~W~~	3,116,300	—	626,181	(147)	5,260	631,294

(*1)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

	2018
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	333,179	14.99	49,952	(136)	—	49,816
Daewontos Co., Ltd. (*1)		(2,092)	36.33	(760)	—	760	—
Songrim Partners (*1)		(23)	35.34	(8)	—	8	—
Neoplux Technology Valuation Investment Fund		56,214	33.33	18,738	—	—	18,738
Partners 4th Growth Investment Fund		66,449	25.00	16,612	—	—	16,612
JAEYANG INDUSTRY (*2)		(2,571)	25.90	(666)	—	666	—
KTB Newlake Global Healthcare PEF (*3)		32,385	30.00	9,715	—	170	9,885
DAEKWANG SEMICONDUCTOR CO., LTD.		15,922	20.94	3,334	—	—	3,334
Shinhan-Neoplux Energy Newbiz Fund		17,032	23.33	3,974	—	—	3,974
Shinhan-Albatross Tech Investment Fund		17,827	50.00	8,908	—	—	8,908
KCLAVIS Meister Fund No.17		11,819	26.09	3,083	—	—	3,083
SG No.9 Corporate Recovery Private Equity Fund		5,385	26.49	1,427	—	—	1,427
Plutus-SG Private Equity Fund		15,943	26.67	4,252	—	—	4,252
SG ARGES Private Equity Fund No.1		18,039	24.06	4,341	—	—	4,341
Eum Private Equity Fund No.3		23,547	20.76	4,889	—	—	4,889
KTB Confidence Private Placement		17,505	30.29	5,302	—	—	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,738	23.89	5,432	—	—	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,807	20.16	8,429	—	—	8,429
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,159	20.00	4,831	—	—	4,831
Platform Partners brick save Private Investment trust		8,222	98.77	8,120	—	—	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	47.62	10,149	—	—	10,149
The Asia Pacific Capital Fund II L.P.		1,588	25.18	400	—	—	400
Shinhan Praxis K-Growth Global Private Equity Fund		87,590	18.87	16,527	—	—	16,527
Credian Healthcare Private Equity Fund II		13,361	34.07	4,553	—	—	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		20,839	50.00	10,419	—	—	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,538	21.28	20,544	—	—	20,544
Brain Professional Private Trust No.4		19,067	27.50	5,244	—	—	5,244
Hanhwa US Equity Strategy Private Real Estate Fund No.1		58,498	44.84	26,232	—	—	26,232
Brain KS Qualified Privately Placed Fund No.6		10,089	50.00	5,097	—	—	5,097
Shinhan Global Healthcare Fund 1		74,409	4.41	3,285	—	—	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		52,453	33.33	17,484	—	—	17,484
IBK AONE convertible 1		12,500	47.25	5,906	—	—	5,906
Rico Synergy Collabo Multi-Mezzanine 3	~~W~~	10,575	50.03	5,290	—	—	5,290

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

	2018
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
KB NA Hickory Private Special Asset Fund	~~W~~	91,627	37.50	34,360	—	—	34,360
GB Professional Private Investment Trust 6		9,087	94.51	8,588	—	—	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,289	44.02	18,616	—	—	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder		66,737	21.52	14,370	—	—	14,370
Shinhan-Stonebridge Petro PEF		1,025,077	1.82	18,681	—	—	18,681
BNP Paribas Cardif General Insurance		34,225	10.00	3,423	—	—	3,423
Axis Global Growth New Technology Investment Association		15,308	31.85	4,875	—	—	4,875
Polaris No.7 Start up and Venture Private Equity Fund		15,183	28.57	4,338	—	—	4,338
Hermes Private Investment Equity Fund		24,225	29.17	7,065	—	—	7,065
Shinhan AIM FoF Fund 1a		17,467	24.91	4,351	—	—	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,365	34.48	10,126	—	—	10,126
Heungkuk High Class Professional Trust Private Fund 37		18,877	50.00	9,438	—	—	9,438
IGIS Global Credit Fund 150-1		35,426	25.11	8,896	—	—	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund		125,954	25.27	31,831	—	—	31,831
Soo Commerce Platform Growth Fund		25,902	24.62	6,378	—	—	6,378
Partner One Value up I Private Equity Fund		42,776	27.91	11,939	—	—	11,939
Genesis No.1 Private Equity Fund		200,669	22.80	45,758	—	—	45,758
GMB ICT New Technology Investment Fund		29,657	26.75	7,934	—	—	7,934
Soo Delivery Platform Growth Fund		29,944	30.00	8,983	—	—	8,983
Genesis North America Power Company No.1 PEF		52,170	39.92	20,824	—	—	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		26,589	23.33	6,204	—	—	6,204
Others		315,179	—	91,483	—	366	91,849

	~~W~~	3,476,038	—	669,496	(136)	1,970	671,330

(*1)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*2)

Other on this investee represents the cumulative losses as the Group has stopped the equity method, and its carrying value becomes zero due to the adjustment for the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Investments in associates (continued)

(e)	The unrecognized equity method losses as of and for the years ended December 31, 2017 and 2018 are as follows:

	2017
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	—	(760)
JAEYANG INDUSTRY		—	(18)
Chungyoung INC		(130)	(130)

	~~W~~	(130)	(908)

	2018
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	—	(760)
JAEYANG INDUSTRY		—	(18)
Songlim Partners.		(8)	(8)

	~~W~~	(8)	(786)

21.	Investment properties

(a)	Investment properties as of December 31, 2017 and 2018 are as follows:

	2017		2018
Acquisition cost	~~W~~	508,784	579,852
Accumulated depreciation		(90,481)	(105,032)

Book value	~~W~~	418,303	474,820

(b)	Changes in investment properties for the years ended December 31, 2017 and 2018 are as follows:

	2017		2018
Beginning balance	~~W~~	353,175	418,303
Acquisitions		2,125	115,333
Disposals		(6,277)	(13,608)
Depreciation		(16,095)	(16,917)
Amounts transferred from (to) property and equipment		91,782	(28,199)
Amounts transferred to assets held for sale (*)		(6,306)	—
Foreign currency adjustment		(101)	(92)

Ending balance	~~W~~	418,303	474,820

(*)	Comprise land and buildings, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

21.	Investment properties (continued)

(c)	Income and expenses on investment property for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
Rental income	~~W~~	27,852	33,023	32,488
Direct operating expenses for investment properties that generated rental income		9,384	10,998	12,191

(d)	The fair value of investment property as of December 31, 2017 and 2018 is as follows:

	2017		2018
Land and buildings (*)	~~W~~	1,027,830	1,121,985

(*)

Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

22.	Other assets

Other assets as of December 31, 2017 and 2018 are as follows:

	2017		2018
Accounts receivable	~~W~~	6,295,129	7,666,217
Domestic exchange settlement debit		2,973,751	6,121,332
Guarantee deposits		1,158,693	1,152,434
Present value discount		(50,170)	(44,694)
Accrued income		1,624,992	1,896,822
Prepaid expense		163,727	194,040
Suspense payments		63,486	73,153
Sundry assets		53,034	92,221
Separate account assets		3,040,534	2,650,302
Advance payments		219,861	616,996
Unamortized deferred acquisition cost		888,262	786,134
Other		170,338	423,759
Allowances for impairment		(49,679)	(56,798)

	~~W~~	16,551,958	21,571,918

23.	Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2017 and 2018 are as follows:

	2017
	Gross investment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	688,358	76,677	611,681
1 ~ 5 years		1,176,334	86,280	1,090,054
Later than 5 years		16,226	585	15,641

	~~W~~	1,880,918	163,542	1,717,376

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

23.	Leases (continued)

	2018
	Gross investment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	595,427	85,333	510,094
1 ~ 5 years		1,306,571	106,333	1,200,238
Later than 5 years		16,529	38	16,491

	~~W~~	1,918,527	191,704	1,726,823

(b)	The scheduled maturities of minimum lease payments for finance and operating leases of the Group as lessor as of December 31, 2017 and 2018 are as follows:

i)	Finance lease

	2017
	Minimum lease payment		Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	688,358	76,677	611,681
1 ~ 5 years		1,176,334	86,280	1,090,054
Later than 5 years		16,226	585	15,641

	~~W~~	1,880,918	163,542	1,717,376

	2018
	Minimum lease payment		Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	595,427	85,333	510,094
1 ~ 5 years		1,306,571	106,333	1,200,238
Later than 5 years		16,529	38	16,491

	~~W~~	1,918,527	191,704	1,726,823

ii)	Operating lease

	Minimum lease payment
	2017		2018
Not later than 1 year	~~W~~	37,455	94,540
1 ~ 5 years		70,764	180,304
Over 5 years		12	10

	~~W~~	108,231	274,854

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

23.	Leases (continued)

(c)	Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2017 and 2018 are as follows:

	Minimum lease payment
	2017		2018
Not later than 1 year	~~W~~	247,815	204,323
1 ~ 5 years		328,482	382,620
Later than 5 years		32,740	23,148

	~~W~~	609,037	610,091

24.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2017 and 2018 are as follows:

	2017		2018
Loans
Loans	~~W~~	99,158	—
Loans at amortized cost		—	129,210
Securities
Securities at FVTPL		—	11,533,107
Securities at FVOCI		—	1,372,746
Securities at amortized cost		—	10,670,253
Trading assets		12,660,710	—
Financial assets designated at fair value through profit or loss		587,380	—
Available-for-sale financial assets		1,968,870	—
Held-to-maturity financial assets		10,508,112	—

		25,725,072	23,576,106

Deposits
Deposits		1,501,661	—
Deposits at amortized cost		—	1,481,085
Real estate		157,485	154,490

	~~W~~	27,483,376	25,340,891

The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2017 and 2018 are ~~W~~9,688,816 million and ~~W~~8,026,332 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2017 and 2018 are as follows:

	2017
	Collateral held
	Assets pledged as collateral		Assets received as collateral
Securities	~~W~~	8,779,621	3,749,516

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

24.	Pledged assets (continued)

	2018
	Collateral held
	Assets pledged as collateral		Assets received as collateral
Securities	~~W~~	7,342,239	5,190,387

25.	Deposits

Deposits as of December 31, 2017 and 2018 were as follows:

	2017		2018
Demand deposits:	~~W~~	102,928,642	106,160,833
Time deposits:		129,483,260	139,644,763
Negotiable certificates of deposits		7,583,365	9,247,088
Note discount deposits		3,423,459	4,087,530
CMA		4,197,146	4,084,709
Others		1,803,352	1,775,267

	~~W~~	249,419,224	265,000,190

26.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of December 31, 2018 are as follows:

	2018
Securities sold:
Stocks	~~W~~	488,873
Bonds		440,382
Others		32,117

		961,372

Gold deposits		458,934

	~~W~~	1,420,306

27.	Trading liabilities

Trading liabilities as of December 31, 2017 are as follows:

	2017
Securities sold:
Stocks	~~W~~	495,019
Bonds		871,884
Others		47,001

		1,413,904

Gold deposits		434,586

	~~W~~	1,848,490

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Financial liabilities designated at fair value through profit or loss (IFRS 9)

Financial liabilities designated at fair value through profit or loss as of December 31, 2018 are as follows:

	2018		Reason for designation
Equity-linked securities sold	~~W~~	6,439,292	Combined instrument
Securities sold with embedded derivatives		2,096,508	Combined instrument

	~~W~~	8,535,800

(*)	The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of IFRS 9 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~8,535,800 million as of December 31, 2018. Changes in values of the liability are ~~W~~2,376 million for the year ended December 31, 2018 and the accumulated changes are ~~W~~235 million as of December 31, 2018.

29.	Financial liabilities designated at fair value through profit or loss (IAS 39)

Financial liabilities designated at fair value through profit or loss as of December 31, 2017 are as follows:

	2017		Reason for designation
Equity-linked securities sold	~~W~~	5,865,990	Combined instrument
Securities sold with embedded derivatives		2,394,646	Combined instrument
Securities sold		36,973	Evaluation and management on a fair value basis

	~~W~~	8,297,609

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Borrowings

Borrowings as of December 31, 2017 and 2018 are as follows:

	2017
	Interest rate (%)	Amount
Call money	0.00~6.20	~~W~~	856,813
Bill sold	0.65~3.26		13,605
Bonds sold under repurchase agreements	0.00~6.00		9,056,232
Borrowings in Korean won:
Borrowings from Bank of Korea	0.50~0.75		2,913,045
Others	0.00~5.00		9,585,511

			12,498,556

Borrowings in foreign currencies:
Overdraft due to banks	0.00		128,634
Borrowings from banks	0.10~12.50		3,737,366
Others	0.00~7.90		1,295,572

			5,161,572

Deferred origination costs			(168)

		~~W~~	27,586,610

	2018
	Interest rate (%)	Amount
Call money	0.00~6.85	~~W~~	1,425,162
Bill sold	0.75~1.70		14,536
Bonds sold under repurchase agreements	0.50~6.50		7,614,659
Borrowings in Korean won:
Borrowings from Bank of Korea	0.50~0.75		2,329,946
Others	0.00~4.25		12,108,741

			14,438,687

Borrowings in foreign currencies:
Overdraft due to banks	0.00		77,673
Borrowings from banks	0.00~12.00		4,653,055
Others	2.60~7.90		1,596,626

			6,327,354

Deferred origination costs			(1,856)

		~~W~~	29,818,542

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

31.	Debt securities issued

Debt securities issued as of December 31, 2017 and 2018 are as follows:

	2017
	Interest rate (%)	Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~8.00	~~W~~	41,781,486
Subordinated debt securities issued	2.20~4.60		3,500,401
Loss on fair value hedges			(274,047)
Discount on debt securities issued			(45,969)

			44,961,871

Debt securities issued in foreign currencies:
Debt securities issued	0.00~4.20		4,989,904
Subordinated debt securities issued	3.75~3.88		1,446,390
Loss on fair value hedges			(25,794)
Discount on debt securities issued			(31,550)

			6,378,950

		~~W~~	51,340,821

	2018
	Interest rate (%)	Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~8.00	~~W~~	50,661,472
Subordinated debt securities issued	2.20~4.60		4,400,145
Loss on fair value hedges			(206,985)
Discount on debt securities issued			(84,962)

			54,769,670

Debt securities issued in foreign currencies:
Debt securities issued	0.20~4.01		6,278,680
Subordinated debt securities issued	3.75~5.00		2,271,799
Loss on fair value hedges			(55,251)
Discount on debt securities issued			(37,199)

			8,458,029

		~~W~~	63,227,699

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

32.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of December 31, 2017 and December 31, 2018 are as follows:

	2017		2018
Present value of defined benefit obligations	~~W~~	1,695,191	1,841,982
Fair value of plan assets		(1,688,047)	(1,714,634)

Recognized liabilities for defined benefit obligations	~~W~~	7,144	127,348

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2017 and 2018 were as follows:

	2017
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,689,980	(1,559,101)	130,879
Included in profit or loss:
Current service cost		172,152	—	172,152
Past service cost		2,810	—	2,810
Interest expense (income)		54,485	(52,136)	2,349

		229,447	(52,136)	177,311

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		4,471	—	4,471
Financial assumptions		(96,957)	—	(96,957)
Experience adjustment		(56,709)	—	(56,709)
- Return on plan assets excluding interest income		—	27,460	27,460

		(149,195)	27,460	(121,735)

Other:
Benefits paid by the plan		(74,841)	69,857	(4,984)
Contributions paid into the plan		—	(174,127)	(174,127)
Effect of movements in exchange rates		(200)	—	(200)

		(75,041)	(104,270)	(179,311)

Ending balance	~~W~~	1,695,191	(1,688,047)	7,144

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

32.	Employee benefits (continued)

	2018
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,695,191	(1,688,047)	7,144
Included in profit or loss:
Current service cost		144,923	—	144,923
Past service cost		54	—	54
Interest expense (income)		59,836	(66,676)	(6,840)

		204,813	(66,676)	138,137

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		18,399	—	18,399
Financial assumptions		79,038	1,215	80,253
Experience adjustment		(10,762)	—	(10,762)
- Return on plan assets excluding interest income		—	40,486	40,486

		86,675	41,701	128,376

Other:
Benefits paid by the plan		(142,938)	137,335	(5,603)
Contributions paid into the plan		—	(139,348)	(139,348)
Settlement gain or loss		407	—	407
Effect of movements in exchange rates		(1,273)	—	(1,273)
Others (*2)		(893)	401	(492)

		(144,697)	(1,612)	(146,309)

Ending balance	~~W~~	1,841,982	(1,714,634)	127,348

(*1)	Profit or loss arising from defined benefit plans is included in general and administrative expenses.
(*2)	Others represent the change amounts due to the conversion to defined contribution.

(c)	The composition of plan assets as of December 31, 2017 and 2018 are as follows:

	2017		2018
Plan assets comprise:
Equity securities	~~W~~	231,620	257,581
Debt securities		43,990	817
Due from banks		1,380,656	1,394,634
Other		31,781	61,602

	~~W~~	1,688,047	1,714,634

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

32.	Employee benefits (continued)

(d)	Actuarial assumptions as of December 31, 2017 and 2018 are as follows:

	2017	2018	Description
Discount rate	2.44%~4.07%	3.02%~3.22%	AA0 corporate bond yields
Future salary increase rate	0.99%~5.61% + Upgrade rate	0.99%~3.40% + Upgrade rate	Average for 5 years
Weighted average maturity	7.25 years ~ 9.33 years	7.7 years ~ 9.9 years

(e)	Sensitivity analysis

As of December 31, 2018, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(159,549)	180,542
Future salary increase rate (1%p movement)		176,924	(159,169)

33.	Provisions

(a)	Provisions as of December 31, 2017 and 2018 are as follows:

	2017		2018
Asset retirement obligations	~~W~~	45,495	49,183
Expected loss related to litigation		32,650	25,554
Unused credit commitments		168,006	232,347
Bonus card point reward program (*)		26,434	—
Financial guarantee contracts issued		80,861	115,325
Others		75,512	86,007

	~~W~~	428,958	508,416

(*)	In accordance with IFRS 15, the Group has adjusted all bonus card point reward program related to customer loyalty programs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

33.	Provisions (continued)

(b)	Changes in provision for unused credit commitments and financial guarantee contracts issued as of December 31, 2018 are as follows:

	Unused credit commitments				Financial guarantee contracts issued			Total
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning allowance	~~W~~	124,492	96,010	2,137	31,456	3,368	2,464	259,927
Transfer to 12 month expected credit loss		42,514	(42,057)	(457)	1,140	(1,140)	—	—
Transfer to life time expected credit loss		(8,899)	8,976	(77)	(1,804)	1,804	—	—
Transfer to impaired financial asset		(213)	(802)	1,015	(13)	—	13	—
Provided (reversed)		(32,070)	38,576	2,519	(3,964)	455	(690)	4,826
FX change		578	105	—	758	481	449	2,371
Others (*1)		—	—	—	36,621	936	(479)	37,078

Ending balance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202

(*1)	Others include the adjustment of the provision from financial guarantee contracts measured at fair value newly, and the expired contracts, and the change of discount rate.

(c)	Changes in provisions for the years ended December 31, 2017 and 2018 were as follows:

	2017
	Asset retirement		Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	~~W~~	50,738	34,471	450,997	25,425	79,238	88,019	728,888
Provision(reversal)		(4,562)	704	(279,508)	51,294	2,548	11,797	(217,727)
Provision used		(2,695)	(1,908)	—	(50,285)	(132)	(22,637)	(77,657)
Foreign exchange translation		—	(617)	(3,483)	—	(4,458)	(52)	(8,610)
Others (*1)		2,014	—	—	—	3,665	(1,615)	4,064

Ending balance	~~W~~	45,495	32,650	168,006	26,434	80,861	75,512	428,958

(*1)	Others include the effects of decrease in discount and changes in discount rate.
(*2)	Provisions for card point were classified as fees and commission expense.

	2018
	Asset retirement		Litigation	Guarantee	Other	Total
Beginning balance (*1)	~~W~~	45,495	32,650	46,340	75,512	199,997
Provision(reversal)		4,789	(1,138)	(2,833)	4,900	5,718
Provision used		(4,210)	(6,343)	—	(7,554)	(18,107)
Foreign exchange translation		—	385	1,677	(1,006)	1,056
Others (*2)		3,109	—	(1,714)	14,155	15,550

Ending balance	~~W~~	49,183	25,554	43,470	86,007	204,214

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

33.	Provisions (continued)

(*1)	In accordance with IFRS 15, the Group has adjusted all bonus card point reward program related to customer loyalty programs.
(*2)	Others include the effects of decrease in discount and changes in discount rate.

(d)

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

(e)	Allowance for guarantees and acceptances as of December 31, 2017 and 2018 are as follows:

	2017		2018
Guarantees and acceptances outstanding	~~W~~	7,611,211	9,437,691
Contingent guarantees and acceptances		3,259,613	3,985,532
ABS and ABCP purchase commitments		2,035,543	2,083,522
Endorsed bill		85,456	37,667

	~~W~~	12,991,823	15,544,412

Allowance for loss on guarantees and acceptances	~~W~~	80,861	115,325
Ratio	%	0.62	0.74

34.	Liability under insurance contracts

(a)	Insurance liabilities as of December 31, 2017 and 2018 are as follows:

	2017		2018
Policy reserve	~~W~~	24,515,364	26,211,044
Policyholder’s equity adjustment		(76)	7,838

	~~W~~	24,515,288	26,218,882

(b)	Policy reserve as of December 31, 2017 and 2018 are as follows:

	2017		2018
Interest rate linked	~~W~~	16,464,193	17,328,353
Fixed interest rate		8,051,171	8,882,691

	~~W~~	24,515,364	26,211,044

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

34.	Liability under insurance contracts (continued)

(c)	The details of policy reserves as of December 31, 2017 and 2018 are as follows:

	2017
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	5,343,670	10,628,661	7,323,183	23,295,514	32,538	57	32,595	23,328,109
Guarantee reserve		11,678	50,615	151	62,444	—	—	—	62,444
Unearned premium reserve		3	364	—	367	652	—	652	1,019
Reserve for outstanding claims		98,596	784,535	176,566	1,059,697	26,068	—	26,068	1,085,765
Interest rate difference guarantee reserve		2,280	159	12	2,451	—	—	—	2,451
Mortality gains reserve		7,736	5,195	200	13,131	5	—	5	13,136
Interest gains reserve		18,463	268	20	18,751	—	—	—	18,751
Long term duration dividend reserve		59	10	1	70	—	—	—	70
Reserve for policyholder’s profit dividend		2,374	—	—	2,374	—	—	—	2,374
Reserve for losses on dividend insurance contract		1,245	—	—	1,245	—	—	—	1,245

	~~W~~	5,486,104	11,469,807	7,500,133	24,456,044	59,263	57	59,320	24,515,364

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

34.	Liability under insurance contracts (continued)

	2018
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	5,729,045	11,722,964	7,482,084	24,934,093	24,422	58	24,480	24,958,573
Guarantee reserve		10,148	64,978	124	75,250	—	—	—	75,250
Unearned premium reserve		3	301	—	304	506	—	506	810
Reserve for outstanding claims		99,676	837,317	185,328	1,122,321	18,089	—	18,089	1,140,410
Interest rate difference guarantee reserve		2,068	148	11	2,227	—	—	—	2,227
Mortality gains reserve		7,026	4,741	176	11,943	3	—	3	11,946
Interest gains reserve		18,662	254	19	18,935	—	—	—	18,935
Long term duration dividend reserve		52	9	1	62	—	—	—	62
Reserve for policyholder’s profit dividend		1,773	—	—	1,773	—	—	—	1,773
Reserve for losses on dividend insurance contract		1,058	—	—	1,058	—	—	—	1,058

	~~W~~	5,869,511	12,630,712	7,667,743	26,167,966	43,020	58	43,078	26,211,044

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

34.	Liability under insurance contracts (continued)

(d)	Reinsurance credit risk as of December 31, 2017 and 2018 are as follows:

	2017
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	~~W~~	1,893	3,420
A- to A+		1,217	3,387

	~~W~~	3,110	6,807

	2018
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	~~W~~	2,451	4,416
A- to A+		1,622	3,598

	~~W~~	4,073	8,014

(e)	Income or expenses on insurance for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016		2017	2018
Insurance income:
Premium income	~~W~~	4,558,453	4,550,277	4,348,745
Reinsurance income		6,840	10,532	15,222
Separate account income		20,805	38,999	34,771

		4,586,098	4,599,808	4,398,738

Insurance expenses:
Claims paid		2,007,831	2,213,285	2,549,147
Reinsurance premium expenses		8,405	13,220	18,482
Provision for policy reserves (*)		2,325,010	2,147,139	1,694,716
Separate account expenses		20,805	38,999	34,770
Discount charge		548	632	669
Acquisition costs		559,213	543,752	454,479
Collection expenses		15,367	15,716	16,046
Deferred acquisition costs		(373,490)	(336,851)	(283,665)
Amortization of deferred acquisition costs		440,913	423,955	385,793

		5,004,602	5,059,847	4,870,437

Net loss on insurance	~~W~~	(418,504)	(460,039)	(471,699)

(*)	Shinhan Life Insurance’s saving interest is included. (Accumulated ~~W~~ 960,927 million as of December 31, 2017 and accumulated ~~W~~ 966,910 million as of December 31, 2018)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

34.	Liability under insurance contracts (continued)

(f)	Maturity of premium reserve as of December 31, 2017 and 2018 are as follows:

	2017
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	62,611	256,126	646,634	550,935	1,227,656	4,629,667	7,373,629
Interest rate linked		32,364	660,966	1,549,321	384,276	1,359,071	11,968,482	15,954,480

Ending balance	~~W~~	94,975	917,092	2,195,955	935,211	2,586,727	16,598,149	23,328,109

	2018
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	111,102	247,619	741,222	502,572	1,288,815	5,284,548	8,175,878
Interest rate linked		195,843	922,832	1,247,871	343,562	1,500,893	12,571,694	16,782,695

Ending balance	~~W~~	306,945	1,170,451	1,989,093	846,134	2,789,708	17,856,242	24,958,573

(g)	Liability adequacy test, LAT

i) Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2017 and 2018. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

ii) Output overview

In the debt appraisal system, the insurance premium surplus method is applied to calculate premium deficits.

Premium deficiency refers to deficiency when the amount of accumulated reserve is insufficient due to a decrease in the interest rate after the sale of the product or an increase in the risk rate compared with the expected basic rate at the time of product development.

The insurance premium standard inspection method is a method of calculating the reserve amount based on the present value of total income reflecting the interest rate, the risk rate, the business ratio, the cancellation rate, etc. and the present value of the total expenditure, that is, (discount rate), business ratio, risk rate, and cancellation rate calculated based on the Group’s own experience, which reflects company-specific characteristics, and does not reflect subjective factors such as management’s willingness to improve management.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

34.	Liability under insurance contracts (continued)

iii)	The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2017	2018	Measurement basis
Discount rate	1.98% ~ 8.77%	1.27% ~ 4.95%	The scenario adding liquidity premium to risk-free rate, which is suggested from Financial Supervisory Service

Mortality rate	6.24% ~ 257.25%	2.58% ~ 247.65%	Ratio by claims paid per premium paid on risk premium based on experience-based rate by products, collateral of last 5 years.

Operating expense rate	Acquisition cost - The first time : 90% ~ 1034.9% - From the second time : 0% ~ 212.9% Maintenance expense (each case): 843 won ~ 3,768 won Collection expenses (on gross premium): 0.03% ~ 1.05%	Acquisition cost - The first time : 90% ~ 982.7% - From the second time : 0% ~ 193.5% Maintenance expense (each case): 207 won ~ 3,531 won Collection expenses (on gross premium): 0.04% ~ 1.10%	Business rate on insurance premium or expenses per contract based on experience-based rate of last 1 year

Surrender ratio	0.95% ~ 34.08%	0.95% ~ 48.35%	Surrender ratio by elapsed period, classes of sales channel, product of last 5 years

vi)	The result of liability adequacy test as of December 31, 2017 and 2018 are as follows:

	2017
	Provisions for test		LAT base	Premium loss (surplus)
Participating:
Fixed interest	~~W~~	582,842	1,448,564	865,722
Variable interest		811,078	895,052	83,973

		1,393,920	2,343,616	949,695

Non-Participating:
Fixed interest		5,374,209	2,204,431	(3,169,778)
Variable interest		13,374,917	10,448,900	(2,926,017)

		18,749,126	12,653,331	(6,095,795)

	~~W~~	20,143,046	14,996,947	(5,146,100)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

34.	Liability under insurance contracts (continued)

	2018
	Provisions for test		LAT base	Premium loss (surplus)
Participating:
Fixed interest	~~W~~	589,618	1,368,008	778,390
Variable interest		859,858	964,358	104,500

		1,449,476	2,332,366	882,890

Non-Participating:
Fixed interest		6,009,771	3,019,087	(2,990,684)
Variable interest		14,149,581	12,339,559	(1,810,022)

		20,159,352	15,358,646	(4,800,706)

	~~W~~	21,608,828	17,691,012	(3,917,816)

v)	Sensitivity analysis as of December 31, 2017 and 2018 are as follows:

	LAT fluctuation
	2017		2018
Discount rate increased by 0.5%	~~W~~	(1,532,611)	(2,010,046)
Discount rate decreased by 0.5%		1,836,098	2,353,179
Operating expense increased by 10%		216,340	236,693
Mortality rate increased by 10%		818,261	866,683
Mortality rate increased by 5%		410,822	435,423
Surrender ratio increased by 10%		457,119	298,121

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

35.	Other liabilities

Other liabilities as of December 31, 2017 and 2018 are as follows:

	2017		2018
Accounts payable	~~W~~	8,524,295	9,748,168
Accrued expenses		3,022,127	3,267,188
Dividend payable		8,345	49,486
Advance receipts		120,724	131,386
Unearned income		402,541	236,827
Withholding value-added tax and other taxes		343,938	547,097
Securities deposit received		911,304	651,153
Foreign exchange remittances pending		223,465	225,956
Domestic exchange remittances pending		1,808,652	1,115,939
Borrowing from trust account		4,057,649	2,999,445
Due to agencies		607,743	779,473
Deposits for subscription		79,154	76,019
Separate account liabilities		3,213,389	2,845,380
Sundry liabilities		1,930,410	2,496,169
Other		76,966	50,881
Present value discount account		(17,929)	(20,888)

	~~W~~	25,312,773	25,199,679

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

36.	Equity

(a)	Equity as of December 31, 2017 and 2018 are as follows:

	2017		2018
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		423,921	1,531,759

Capital surplus:
Share premium		9,494,769	9,494,769
Others (*1)		392,566	400,719

		9,887,335	9,895,488

Capital adjustments (*2)		(398,035)	(552,895)

Accumulated other comprehensive income, net of tax:
Gain on financial assets at fair value through other comprehensive income		—	2,958
Valuation gain on available-for-sale financial assets		72,126	—
Loss on financial assets at fair value through profit or loss (overlay approach)		—	(79,057)
Equity in other comprehensive income of associates		(294)	4,883
Foreign currency translation adjustments for foreign operations		(345,199)	(321,853)
Net gain(loss) from cash flow hedges		2,440	(17,751)
Other comprehensive income(loss) of separate account		(4,812)	4,112
Actuarial losses		(253,995)	(346,682)
Changes in own credit risk on financial liabilities designated under fair value option		—	170

		(529,734)	(753,220)

Retained earnings (*3)(*4)(*5)(*6)		20,791,681	22,959,440
Non-controlling interest (*7)		883,397	925,805

	~~W~~	33,703,618	36,651,430

(*1)	During the year ended December 31, 2018, the Group recorded a capital surplus of KRW 8,153 million as a result of participating in the capital increase of its subsidiary, Jeju Bank Co. Ltd.
(*2)	The Group acquired treasury stock through treasury stock trusts, and the consideration paid or received is recognized directly in equity.
(*3)

The reserve for profits of the Group, due to In accordance with Article 53 of the Financial Holding Company Act, amounted to ~~W~~ 1,992,716 million and ~~W~~ 2,068,190 million as of December 31, 2017 and 2018, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

36.	Equity (continued)

(*4)	The reserve for loan losses in the retained earnings amounted to ~~W~~ 5,953 million and ~~W~~ 7,572 million as of December 31, 2017 and 2018, respectively.
(*5)	The total amount of retained earnings from the consolidated subsidiaries that are not available for the payment of cash dividends due to the related regulation is 5,800,002 million.
(*6)	The acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed and the amount was adjusted retrospectively.
(*7)

As of December 31, 2017 and 2018, Shinhan Bank and Jeju Bank have recognized ~~W~~ 718,775 million and ~~W~~ 748,497 million, respectively, as non-controlling interests. The amount of dividends paid by Shinhan Bank and Jeju Bank ~~W~~ 27,546 million and ~~W~~ 30,442 million are allocated to the net income of non-controlling interests.

(b)	Capital stock

Capital stock of the Group as of December 31, 2017 and 2018 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks outstanding		474,199,587

(c)	Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2017 and December 31, 2018 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)	2017		2018
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	”	—	3.77		134,683	134,683
September 15, 2017	”	—	4.25		89,783	89,783
April 13, 2018	”	—	4.08		—	134,678
April 13, 2018	”	—	4.56		—	14,955
August 29, 2018	”	—	4.15		—	398,679
August 13, 2018	USD	—	5.88		—	559,526

				~~W~~	423,921	1,531,759

The Group can make advanced redemption for the above bonds, after 5 or 10 years from the issuance date; and has unconditional rights to extend the maturity under the same condition. In addition, if the determination has been made that dividend is not paid for common shares, then the interest for the above bonds is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

36.	Equity (continued)

(d)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2017 and 2018 are as follows:

	2017		2018
Beginning balance	~~W~~	(458,461)	(398,035)
Transaction on redemption of hybrid bonds		(1,139)	—
Acquisition of stocks		—	(155,923)
Other transactions with owners		61,565	1,063

Ending balance	~~W~~	(398,035)	(552,895)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

36.	Equity (continued)

(e)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2017 and 2018 are as follows:

	2017
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)
Change due to fair value		(60,397)	(24,886)	—	—	(12,529)	—	(97,812)
Reclassification:
Change due to impairment or disposal		(346,126)	—	—	—	—	—	(346,126)
Effect of hedge accounting		—	—	—	250,875	—	—	250,875
Hedging		1,241	—	97,353	(229,747)	—	—	(131,153)
Effects from exchange rate fluctuations		(28,553)	—	(276,285)	—	—	—	(304,838)
Remeasurements of the defined benefit plans		—	—	—	—	—	121,735	121,735
Transfer to other account		—	(414)	—	—	—	—	(414)
Deferred income taxes		110,708	3,748	(15,240)	(5,224)	3,251	(18,210)	79,033
Non-controlling interests		1,071	—	698	—	—	(220)	1,549

Ending balance	~~W~~	72,126	(294)	(345,199)	2,440	(4,812)	(253,995)	(529,734)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

36.	Equity (continued)

	2018
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on financial asset at fair value through other comprehensive income		Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(211,003)	(24,724)	(2,516)	(342,318)	2,441	(4,564)	(253,995)	(46)	31,533	(1,553)	(806,745)
Change due to fair value		225,173	(74,942)	(2,327)	—	—	11,967	—	39	25,077	2,376	187,363
Reclassification:
Change due to impairment or disposal		15,812	—	13,103	—	(91,011)	—	—	—	—	—	(62,096)
Effect of hedge accounting		—	—	—	—	(1,261)	—	—	—	—	—	(1,261)
Hedging		(2,365)	—	—	(35,879)	60,501	—	—	—	—	—	22,257
Effects from exchange rate fluctuations		1,733	—	—	45,904	—	—	—	—	423	—	48,060
Remeasurements of the defined benefit plans		—	—	—	—	—	—	(128,139)	—	—	—	(128,139)
Deferred income taxes		(79,345)	20,609	(3,369)	9,958	11,579	(3,291)	35,041	(11)	(5,410)	(653)	(14,892)
Transfer to other account		—	—	—	—	—	—	—	10	2,635	—	2,645
Non-controlling interests		(1,305)	—	—	482	—	—	411	—	—	—	(412)

Ending balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)

(*)	The beginning balance is restated due to the adoption of IFRS 9 and 15.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

36.	Equity (continued)

(f) Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2017 and 2018 are as follows:

	2017		2018
Date of appropriation:	March 22, 2018		March 27, 2019
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	4,896,292	4,867,521
Net effect due to change in accounting policy		—	(23)
Dividend to hybrid bonds		(17,678)	(40,357)
Net income		754,727	1,234,883

		5,633,341	6,062,024
Reversal of regulatory reserve for loan losses		—	—

		5,633,341	6,062,024

Appropriation of retained earnings:
Legal reserve		(75,473)	(123,488)
Dividends
Dividends on common stocks paid		(687,589)	(753,041)
Regulatory reserve for loan losses		(1,619)	(1,156)
Loss on redemption of hybrid bonds		(1,139)	—

		(765,820)	(877,685)

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,867,521	5,184,339

(*)	These statements of appropriation of retained earnings were based on the separate financial statements of Shinhan Finance Group.

(g)	Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2017 and 2018 are as follows:

	2017		2018
Beginning balance	~~W~~	2,252,771	2,885,018
IFRS 9 adoption		—	(388,551)
Planned regulatory reversal of loan losses		632,247	348,223

Ending balance	~~W~~	2,885,018	2,844,690

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

36.	Equity (continued)

ii)

Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2017 and 2018 are as follows:

	2017 (*3)		2018
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	2,918,816	3,156,722
Provision for regulatory reserve for loan losses (*1)		(631,578)	(348,127)

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	2,287,238	2,808,595

Basic and diluted earnings per share adjusted for regulatory reserve in won (*2)		4,786	5,844

(*1)	Amortization of reserve for credit losses due to the transfer of IFRS 9 during the year is excluded.
(*2)	Dividends for hybrid bonds are deducted.
(*3)	The acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

(h)	Treasury stock

The acquisition of treasury stock is as follows:

	Beginning balance		Acquisition	disposal	Ending balance
The number of share		—	3,648,659	—	3,648,659
Carrying value	~~W~~	—	155,923	—	155,923

(*)	For the December 31, 2018, the Group entered into a treasury stock trust agreement with Samsung Securities Co., Ltd. for a total consideration of ~~W~~200,000 million.

37.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2017 and 2018 are as follows:

	2017		2018 (*1)
Total number of shares issued and outstanding	~~W~~	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		1,450	1,600

Dividends (*2)	~~W~~	687,589	753,041

Dividend rate per share		% 29.0	32.0

(*1)	The dividend is the amount of dividend that will be paid on March 27, 2019 and is not recognized as a distribution to the owners during the period.
(*2)	The amounts are proposed or declared dividends before the financial statements were authorized for issue but not recognized as a distribution to owners during the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

37.	Dividends (continued)

(b)	Dividend for hybrid bond was calculated as follows for the years ended December 31, 2017 and 2018:

	2017		2018
Amount of hybrid bond	~~W~~	425,000	1,538,150
Interest rate	%	3.77 ~ 4.38	3.77 ~ 5.88

Dividend (*)	~~W~~	17,678	40,357

(*)	The dividends to hybrid bonds that were early redeemed during the period are included.

38.	Net interest income

Net interest income for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016		2017	2018
Interest income:
Cash and due from banks	~~W~~	185,534	167,793	—
Cash and deposits at amortized cost		—	—	155,075
Deposits at FVTPL		—	—	33,845
Trading assets		454,274	489,836	—
Financial assets designated at fair value through profit or loss		43,398	57,899	—
Securities at FVTPL		—	—	623,651
Securities at FVOCI		—	—	759,301
Securities at amortized cost		—	—	730,382
Available-for-sale financial assets		632,829	671,912	—
Held-to-maturity financial assets		561,823	651,107	—
Loans		9,230,303	9,673,635	—
Loans at amortized cost		—	—	11,158,558
Loans at FVTPL		—	—	23,110
Others		128,141	86,472	88,534

		11,236,302	11,798,654	13,572,456

Interest expense:
Deposits		(2,586,742)	(2,482,415)	(3,091,659)
Borrowings		(300,759)	(352,069)	(468,068)
Debt securities issued		(1,085,830)	(1,085,366)	(1,336,840)
Others		(57,605)	(35,851)	(95,800)

		(4,030,936)	(3,955,701)	(4,992,367)

Net interest income	~~W~~	7,205,366	7,842,953	8,580,089

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

39.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016		2017	2018
Fees and commission income:
Credit placement fees	~~W~~	74,352	59,133	62,766
Commission received as electronic charge receipt		137,213	142,755	146,309
Brokerage fees		333,722	373,108	412,165
Commission received as agency		131,026	129,460	120,508
Investment banking fees		66,150	66,191	91,273
Commission received in foreign exchange activities		182,975	197,705	214,395
Asset management fees		115,574	190,802	235,275
Credit card fees		2,343,255	2,369,745	1,360,322
Others		419,329	516,056	652,243

		3,803,596	4,044,955	3,295,256

Fees and commission expense:
Credit-related fee		(32,401)	(35,665)	(36,817)
Credit card fees		(1,899,339)	(1,988,826)	(944,533)
Others		(306,317)	(309,510)	(374,909)

		(2,238,057)	(2,334,001)	(1,356,259)

Net fees and commission income	~~W~~	1,565,539	1,710,954	1,938,997

40.	Dividend income

Dividend income for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016		2017	2018
Securities at FVTPL	~~W~~	—	—	70,955
Trading assets		50,805	57,615	—
Securities at FVOCI		—	—	16,871
Available-for-sale financial assets		230,818	199,691	—

	~~W~~	281,623	257,306	87,826

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

41.	Net gain (loss) on financial instruments measured at fair value through profit or loss

Net gain (loss) on financial instruments measured at fair value through profit or loss for the year ended December 31, 2018 are as follows:

	2018
Net gain (loss) on deposits measured at FVTPL
Loss on valuation	~~W~~	(61,848)
Net gain (loss) on loans measured at FVTPL
Gain on valuation		916
Gain on sale		9,133

		10,049

Net gain (loss) on securities measured at FVTPL
Debt securities
Gain on valuation		111,029
Gain on sale		78,718
Other gains		223,731

		413,478

Equity securities
Gain on valuation		286,801
Loss on sale		(275,356)

		11,445

Other
Gain on valuation		19,086

Net gain (loss) on financial liabilities measured at FVTPL
Debt securities
Loss on valuation		(115,667)
Gain (loss) on disposition		268,932

		153,265

Other
Gain (loss) on valuation		(14,892)
Gain on disposition		1,394

		(13,498)

Derivatives:
Gain on valuation		(291,879)
Gain on transaction		179,928

		(111,951)

	~~W~~	420,026

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Net trading income (loss)

Net trading income (loss) for the year ended December 31, 2016 and 2017 are as follows:

	2016		2017
Trading assets:
Debt securities:
Loss on valuation	~~W~~	(47,017)	(90,442)
Gain (loss) on sale		(1,933)	(93,528)

		(48,950)	(183,970)

Equity securities:
Gain on valuation		161,234	187,442
Gain on sale		70,603	128,118

		231,837	315,560

Other:
Gain (loss) on valuation		18,336	5,782

Trading liabilities:
Debt securities:
Gain (loss) on valuation		(121,262)	(138,134)
Gain (loss) on disposition		5,174	(20,610)

		(116,088)	(158,744)

Other:
Gain (loss) on valuation		(61,321)	260
Gain on disposition		2,589	2,440

		(58,732)	2,700

Derivatives:
Gain (loss) on valuation		1,667	369,225
Gain on transaction		341,440	612,670

		343,107	981,895

	~~W~~	369,510	963,223

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

43.	Net gain (loss) on financial instruments designated at fair value through profit or loss (IFSR9)

Net gain (loss) on financial instruments designated at fair value through profit or loss for the year ended December 31, 2018 are as follows:

	2018
Financial assets designated at fair value through profit or loss:
Equity securities:
Gain on sale	~~W~~	(4,737)
Financial liabilities designated at fair value through profit or loss:
Borrowings:
Gain on valuation		382,667
Loss on sale and redemption		(404,573)

	~~W~~	(26,643)

44.	Net gain (loss) on financial instruments designated at fair value through profit or loss (IAS39)

Net gain (loss) on financial instruments designated at fair value through profit or loss for the year ended December 31, 2016 and 2017 were as follows:

	2016		2017
Financial assets designated at fair value through profit or loss:
Other securities:
Gain on valuation	~~W~~	11,798	13,020
Debt securities:
Gain (loss) on valuation		20,498	(65,475)
Gain on sale and redemption		16,625	11,673

		37,123	(53,802)

Equity securities:
Dividend income		185	51
Loss on valuation		(5,664)	(78,633)
Gain on sale		5,747	5,622

		268	(72,960)

Financial liabilities designated at fair value through profit or loss:
Other securities:
Gain (loss) on valuation		(97)	—
Loss on disposal and redemption		(109)	(43)

		(206)	(43)
Borrowings:
Gain (loss) on valuation		(174,348)	(100,685)
Loss on disposal and redemption		(376,590)	(845,356)

		(550,938)	(946,041)

	~~W~~	(501,955)	(1,059,826)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

45.	Allowance provided (reversed) for credit loss on financial assets

Allowance provided (reversed) for credit loss on financial assets for the year ended December 31, 2018 are as follows:

	2018
Loans at amortized cost	~~W~~	(704,515)
Other financial assets at amortized cost		(24,070)
Securities at fair value through other comprehensive income		(12,066)
Others (unused credit line and financial guarantee, etc)		(4,826)
Securities at amortized cost		(2,400)

	~~W~~	(747,877)

46.	Net impairment loss on financial assets

Net impairment loss on financial assets for the year ended December 31, 2016 and 2017 were as follows:

	2016		2017 (*)
Impairment losses on:
Loans	~~W~~	(1,102,781)	(799,577)
Available-for-sale financial assets		(96,381)	(202,360)
Other financial assets		(4,851)	(15,672)

		(1,204,013)	(1,017,609)

Reversal of impairment losses on:
Available-for-sale financial assets		8,350	4,061

	~~W~~	(1,195,663)	(1,013,548)

(*)	As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

47.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016		2017	2018
Employee benefits:
Salaries	~~W~~	2,515,492	2,668,224	2,736,604
Severance benefits:
Defined contribution		22,007	21,040	23,745
Defined benefit		181,703	173,080	133,749
Termination benefits		106,833	285,158	115,275

		2,826,035	3,147,502	3,009,373

Rent		340,504	336,124	357,981
Entertainment		31,409	29,039	30,442
Depreciation		177,405	173,541	171,771
Amortization		74,222	66,860	73,575
Taxes and dues		164,177	165,689	176,133
Advertising		292,552	271,819	287,688
Research		14,070	14,093	13,928
Others		588,201	606,531	620,684

	~~W~~	4,508,575	4,811,198	4,741,575

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Share-based payments

(a)	Stock options granted as of December 31, 2018 are as follows:

	4th grant(*1)	5th grant(*1)		6th grant(*1)		7th grant(*1)(*2)
Grant date	March 30, 2005		March 21, 2006		March 20, 2007	March 19, 2008
Exercise price in won	~~W~~28,006		~~W~~38,829		~~W~~54,560	~~W~~49,053
Number of shares granted	2,695,200		3,296,200		1,301,050	808,700
Options expiry dates	August 30, 2018		August 21, 2019		August 19, 2020	May 17, 2021/ September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2018	2,500		2,500		58,764	45,628
Exercised	2,500		—		—	—

Balance at December 31, 2018	—		2,500		58,764	45,628

						~~W~~1,441 (Expiration of contractual exercise period : May 17, 2021)

Fair value per share in won	—	~~W~~	2,874	~~W~~	397	~~W~~1,610 (Expiration of contractual exercise period : Sep 17, 2021)

(*1)	The weighted average exercise price for 106,892 stock options outstanding at December 31, 2018 is ~~W~~51,841.
(*2)	As of December 31, 2018, the exercise of the remaining for 9,466 stock options (7th grant) was temporarily suspended.

(b)	Performance shares granted as of December 31, 2018 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions	Increase rate of the stock price and achievement of target ROE
Operating period (*)	4 or 5 years
Estimated number of shares vested at December 31, 2018	397,464	1,336,188
Fair value per share in won	~~W~~45,926, ~~W~~47,376, ~~W~~40,889, ~~W~~45,766, ~~W~~49,405, ~~W~~40,580 for the expiration of operating period from 2013 to 2018	~~W~~39,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Share-based payments (continued)

(*)	Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. Share price to be paid in the future is evaluated using the share price as of the end of the reporting period. For share-based payment transactions among the controlling company and its subsidiaries, the controlling company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

(c)	Share-based compensation costs for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	51	533	584
5th		36	582	618
6th		—	—	—
7th		—	—	—
Performance share		2,890	23,845	26,735

	~~W~~	2,977	24,960	27,937

	2017
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	67	413	480
5th		48	757	805
6th		26	159	185
7th		83	120	203
Performance share		1,782	15,717	17,499

	~~W~~	2,006	17,166	19,172

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Share-based payments (continued)

	2018
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	—	(14)	(14)
5th		—	(19)	(19)
6th		(23)	(139)	(162)
7th		(59)	(86)	(145)
Performance share		1,154	9,768	10,922

	~~W~~	1,072	9,510	10,582

(d)	Accrued expenses and the intrinsic value as of December 31, 2017 and 2018 are as follows:

	2017
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	—	54	54
5th		—	26	26
6th		26	159	185
7th		83	120	203
Performance share		8,286	62,769	71,055

	~~W~~	8,395	63,128	71,523

The intrinsic value of share-based payments is ~~W~~71,151 million as of December 31, 2017. For calculating, the quoted market price ~~W~~49,400 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

	2018
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	—	—	—
5th		—	7	7
6th		3	20	23
7th		24	33	57
Performance share		7,328	61,790	69,118

	~~W~~	7,355	61,850	69,205

The intrinsic value of share-based payments is ~~W~~69,120 million as of December 31, 2018. For calculating, the quoted market price ~~W~~39,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Net other operating expense

Other operating income and other operating expense for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016		2017	2018
Other operating income
Gain on sale of assets:
Loans	~~W~~	69,002	50,707	—
Loans at amortized cost		—	—	40,624
Others:
Gain on hedged items		392,913	634,695	418,390
Reversal of allowance for acceptances and guarantee		4,046	—	2,834
Gain on trust account		3,379	14	—
Reversal of other allowance		30,419	286,932	5,033
Others		47,556	82,375	131,345

		478,313	1,004,016	557,602

		547,315	1,054,723	598,226

Other operating expense
Loss on sale of assets:
Loans		(11,021)	(8,394)	—
Loans at amortized cost		—	—	(14,271)
Others:
Loss on hedged items		(451,728)	(629,754)	(406,872)
Contribution		(252,178)	(252,419)	(283,331)
Provision for acceptances and guarantee allowance		(7,933)	(2,548)	—
Provision for other allowance		(84,048)	(12,133)	(13,036)
Depreciation of operating lease assets		(8,315)	(12,943)	(56,570)
Others		(530,003)	(599,524)	(653,501)

		(1,334,205)	(1,509,321)	(1,413,310)

		(1,345,226)	(1,517,715)	(1,427,581)

Net other operating expenses	~~W~~	(797,911)	(462,992)	(829,355)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016		2017	2018
Other non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	3,343	5,278	12,611
Investment property		2,668	219	4,783
Assets held for sale		—	22,748	—
Lease assets		272	605	1,153
Others		95	125	—

		6,378	28,975	18,547

Gain on sale of Investments in associates		5,218	8,891	17,427
Others:
Rental income on investment property		27,852	33,023	32,488
Reversal of impairment losses on intangible asset		301	91	62
Gain from assets contributed		53	1,067	77
Others		104,563	67,535	49,276

		132,769	101,716	81,903

		144,365	139,582	117,877

Other non-operating expense
Loss on sale of assets:
Property and equipment		(2,811)	(2,642)	(3,082)
Investment property		(248)	(1,627)	(2,958)
Lease assets		(2,429)	(1,282)	(3,964)
Others		(118)	(149)	(3)

		(5,606)	(5,700)	(10,007)

Loss on sale of investments in associates		(3,315)	(1,332)	(11,546)
Impairment loss on investments in associates		(7,339)	(144)	(5,849)

		(10,654)	(1,476)	(17,395)

Others:
Donations		(19,367)	(140,243)	(88,650)
Depreciation of investment properties		(19,588)	(16,095)	(16,917)
Impaired loss on property and equipment		(2,204)	(16)	—
Impaired loss on intangible assets		(3,411)	(271)	(771)
Write-off of intangible assets		(966)	(1,210)	(1,537)
Collecting of written-off expenses		(4,379)	(7,162)	(6,048)
Others		(26,355)	(20,220)	(26,844)

		(76,270)	(185,217)	(140,767)

		(92,530)	(192,393)	(168,169)

Net other non-operating income (loss)	~~W~~	51,835	(52,811)	(50,292)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016		2017 (*)	2018
Current income tax expense	~~W~~	718,757	749,649	900,016
Adjustment for prior periods		(36,372)	(23,265)	(3,261)
Temporary differences		(480,280)	46,468	383,190
Income tax recognized in other comprehensive income		143,448	75,551	(11,600)

Income tax expenses	~~W~~	345,553	848,403	1,268,345

(*)	As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

(b)	Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016		2017 (*1)	2018
Profit before income taxes	~~W~~	3,170,472	3,797,608	4,466,610

Income taxes at statutory tax rates		765,395	917,802	1,222,840
Adjustments:
Non-taxable income		(30,839)	(10,614)	(6,300)
Non-deductible expense		18,786	12,772	12,854
Tax credit		(401)	(195)	(23,317)
Recognition of deferred tax assets related to expired unused tax losses (*2)		(357,307)	—	—
Changes in deferred tax due to change in tax rate		—	(72,985)	—
Other		(13,709)	24,888	65,529
Refund due to adjustments of prior year tax returns		(36,372)	(23,265)	(3,261)

Income tax expense	~~W~~	345,553	848,403	1,268,345

Effective tax rate	%	10.90	22.34	28.40

(*1)	As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2017 and 2018 are as follows:

	2017
	Beginning Balance		Profit or loss	Other comprehensive income	Ending Balance (*1)(*2)
Unearned income	~~W~~	(139,234)	(62,835)	—	(202,069)
Account receivable		(11,493)	(7,774)	—	(19,267)
Trading assets		(33,424)	44,841	—	11,417
Available-for-sale		86,897	77,198	110,405	274,500
Investment in associates		20,112	1,062	3,748	24,922
Valuation and depreciation of property and equipment		(146,860)	(16,452)	—	(163,312)
Derivative asset (liability)		125,233	(197,253)	(5,224)	(77,244)
Deposits		18,162	9,742	—	27,904
Accrued expenses		108,700	62,610	—	171,310
Defined benefit obligation		378,400	50,410	(20,544)	408,266
Plan assets		(313,708)	(100,624)	2,396	(411,936)
Other provisions		221,749	(47,484)	—	174,265
Allowance for acceptances and guarantees		19,530	3,608	—	23,138
Allowance related to asset revaluation		(46,977)	(5,909)	—	(52,886)
Allowance for expensing depreciation		(521)	(8)	—	(529)
Deemed dividend		1,378	3,939	—	5,317
Accrued contributions		8,764	3,140	—	11,904
Financial instruments designated at fair value through profit of loss		(58,885)	52,397	—	(6,488)
Allowances		94,554	(70,201)	—	24,353
Fictitious dividend		4,833	157	—	4,990
Liability under insurance contracts		13,104	5,001	—	18,105
Deficit carried over		—	1,505	—	1,505
Other		(77,198)	49,675	(15,230)	(42,753)

		273,116	(143,255)	75,551	205,412

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		357,307	18,500	—	375,807

	~~W~~	630,423	(124,755)	75,551	581,219

(*1)	As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.
(*2)	Deferred tax assets from overseas subsidiaries were decreased by ~~W~~1,654 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Income tax expense (continued)

	2018
	Beginning Balance (*1)		Profit or loss	Other comprehensive income	Ending Balance (*2)
Unearned income	~~W~~	(202,069)	(53,267)	—	(255,336)
Account receivable		(19,267)	(4,872)	—	(24,139)
Financial assets at fair value through profit or loss		(47,548)	79,000	16,825	48,277
Securities at fair value through other comprehensive income		307,729	(47,548)	(82,823)	177,358
Investment in associates		24,918	3,205	(3,380)	24,743
Valuation and depreciation of property and equipment		(163,313)	1,317	—	(161,996)
Derivative asset (liability)		(70,828)	171,000	11,579	111,751
Deposits		27,904	132	—	28,036
Accrued expenses		171,310	(38,621)	—	132,689
Defined benefit obligation		408,266	6,965	32,427	447,658
Plan assets		(411,935)	(37,117)	2,729	(446,323)
Other provisions		191,298	3,177	—	194,475
Allowance for acceptances and guarantees		23,929	5,228	—	29,157
Allowance related to asset revaluation		(52,886)	3,173	—	(49,713)
Allowance for expensing depreciation		(529)	64	—	(465)
Deemed dividend		5,317	(5,317)	—	—
Accrued contributions		11,904	9,807	—	21,711
Financial instruments designated at fair value through profit of loss		(7,194)	(80,214)	—	(87,408)
Allowances		131,222	(82,438)	—	48,784
Fictitious dividend		4,990	(3,665)	—	1,325
Liability under insurance contracts		18,105	4,488	—	22,593
Deficit carried over		1,505	(1,505)	—	—
Other		59,471	(296,190)	11,043	(225,676)

		412,299	(363,198)	(11,600)	37,501

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		375,807	(8,363)	—	367,444

	~~W~~	788,106	(371,561)	(11,600)	404,945

(*1)	Changes in the scope of application of IFRS 9 and 15 have been reflected (Note 60).
(*2)	Deferred tax assets from overseas subsidiaries were decreased by ~~W~~29 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2017 and 2018 are as follows:

	January 1, 2017			Changes		December 31, 2017
	OCI		Tax effect	OCI (*2)	Tax effect	OCI	Tax effect
Gain (loss) on valuation of available-for-sale financial assets	~~W~~	524,335	(130,153)	(432,461)	110,405	91,874	(19,748)
Foreign currency translation adjustments for foreign operations		(141,815)	(9,910)	(178,244)	(15,230)	(320,059)	(25,140)
Gain (loss) on cash flow hedge		(17,763)	4,299	21,128	(5,224)	3,365	(925)
Equity in other comprehensive income of associates		22,559	(1,301)	(25,300)	3,748	(2,741)	2,447
The accumulated other comprehensive income in separate account (*1)		5,891	(1,425)	(12,529)	3,251	(6,638)	1,826
Remeasurements of the defined benefit liability		(471,141)	113,841	121,451	(18,146)	(349,690)	95,695

Income tax charged or credited directly to equity	~~W~~	(77,934)	(24,649)	(505,955)	78,804	(583,889)	54,155

	January 1, 2018 (*2)			Changes		December 31, 2018
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(255,593)	76,124	267,306	(84,878)	11,713	(8,754)
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(2,141)	588	2,376	(653)	235	(65)
Foreign currency translation adjustments for foreign operations		(317,264)	(25,054)	10,498	9,967	(306,766)	(15,087)
Gain (loss) on cash flow hedge		7,286	(4,845)	(31,771)	11,578	(24,485)	6,733
Equity in other comprehensive income of associates		(5,868)	3,306	10,825	(3,380)	4,957	(74)
The accumulated other comprehensive income in separate account (*1)		(6,295)	1,731	11,967	(3,291)	5,672	(1,560)
Remeasurements of the defined benefit liability		(349,538)	95,543	(127,844)	35,157	(477,382)	130,700
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		(33,713)	8,988	(74,942)	20,609	(108,655)	29,597

Income tax charged or credited directly to equity	~~W~~	(963,126)	156,381	68,415	(14,891)	(894,711)	141,490

(*1)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.
(*2)	Changes in the scope of application of IFRS 9 and 15 have been reflected (Note 60)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Income tax expense (continued)

(e)	The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2017 and 2018 are as follows:

	2017		2018
Tax loss carry forward (*)	~~W~~	99,449	99,449

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	~~W~~	99,449	—	—	—

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2017 and 2018 are as follows:

	2017		2018
Investment in associates	~~W~~	(480,184)	(686,107)

(g)

The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2017 and 2018 are as follows:

	2017 (*)		2018
Deferred tax assets	~~W~~	659,594	483,517
Deferred tax liabilities		(77,293)	(78,572)

(*)	As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

52.	Earnings per share

(a)	Basic and diluted earnings per share for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016		2017 (*2)	2018
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	2,774,778	2,918,816	3,156,722
Less:
Dividends on preferred stock (*3)		18,836	—	—
Dividends to hybrid bond		36,091	17,678	40,357

		54,927	17,678	40,357
Net profit available for common stock	~~W~~	2,719,851	2,901,138	3,116,365

Weighted average number of common shares outstanding (*1)		474,199,587	474,199,587	473,649,076
Basic and diluted earnings per share in won	~~W~~	5,736	6,118	6,579

(*1)

The number of basic ordinary shares outstanding is 474,199,587 shares. As a result of the acquisition of treasury stock, the weighted average number of common shares outstanding for the year ended December 31, 2018 decreased.

(*2)	As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.
(*3)

The amount of 2016 is the additionally paid amount based on the contractual dividend rate for the period from the beginning of the period to the day before the redemption date according to the redemption conditions of the redeemable preferred stocks.

(b)

The Board of Directors’ meeting on February 12, 2019, after the reporting period, approved an issue of a convertible preferred stock that could potentially dilute basic earnings per share in the future (Note 59).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

53.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2017 and 2018 are as follows:

	2017		2018
Guarantees:
Guarantees outstanding	~~W~~	7,611,211	9,437,691
Contingent guarantees		3,259,613	3,985,532

		10,870,824	13,423,223

Commitments to extend credit:
Loan commitments in won		54,827,918	69,906,336
Loan commitments in foreign currency		18,992,984	19,967,297
ABS and ABCP commitments		2,035,543	2,083,522
Others		66,767,465	73,816,233

		142,623,910	165,773,388

Endorsed bills:
Secured endorsed bills		85,456	37,667
Unsecured endorsed bills		7,810,788	7,758,242

		7,896,244	7,795,909

Loans sold with recourse		2,099	2,099

	~~W~~	161,393,077	186,994,619

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

53.	Commitments and contingencies (continued)

(b)	Legal contingencies

The Group’s pending lawsuits as a defendant for the year ended December 31, 2018 are as follows:

Case	Number of claim	Descriptions	Claim amount
Payment Guarantee	1	The plaintiff filed claims against the Group for guarantee deposit of receivable-backed ABL of KT ENS. The case are currently pending in its second appeal.	~~W~~	12,866

Compensation for a loss	1	According to the asset custody contract, the plaintiff is liable for damages caused by a fire in the property of the real estate investment company in which the Group is holding assets. In 2015 and 2017, the plaintiffs prevailed, but the first and second decisions were different.		6,893

Confirm deposit accounts	1	Hanwha Savings Bank, a party to the lender of Meat Loan, filed a lawsuit against all creditors to confirm deposit accounts for the sale of frozen meat. HYUN, which is proceeding civil litigation against the group’s individual owners, has been entrusted to proceed the confirm deposit accounts.		5,575

Others	152	Compensation for a loss claim, etc.		78,900

	155		~~W~~	104,234

As of December 31, 2018, the Group has recorded ~~W~~ 25,554 million and ~~W~~ 1,006 million, respectively, as other provisions and insurance contract liabilities (reserve for claims) for litigations, etc., The outcome of the lawsuits is not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation

(c)

The Group entered into an agreement with Asia Trust Co., Ltd. (60% of its total shares) to acquire remaining stake in the Group. In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

54.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2016, 2017 and 2018 are as follows:

	2016		2017	2018
Cash and due from banks	~~W~~	19,196,875	22,682,652	—
Cash and due from banks at amortized cost		—	—	17,363,450
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,458,286)	(3,010,471)	(3,008,188)
Restricted due from banks		(9,106,053)	(13,435,531)	(6,175,506)

	~~W~~	5,632,536	6,236,650	8,179,756

(b)	Significant non-cash activities for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016		2017	2018
Debt-equity swap	~~W~~	32,229	32,530	28,759
Transfers from construction-in-progress to property and equipment		15,405	14,285	6,319
Transfers between property / equipment and investment property		10,898	91,782	28,199
Transfers between assets held for sale and property / equipment		411	5,336	80
Transfers between investment property and assets held for sale		2,200	6,306	—

(c) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2017 and 2018 are as follows:

	2017
	Assets		Liabilities
	Derivative assets		Derivative liabilities	Borrowings	Debentures	Total
Balance at January 1, 2017	~~W~~	153,343	10,842	25,294,241	44,326,785	69,785,211
Changes from cash flows		(48,499)	10,211	3,047,844	7,784,142	10,793,698
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	—	1,480	16,126	17,606
Changes in foreign currency exchange rate		—	—	(22,850)	(635,836)	(658,686)
Others		(100,878)	125,225	(734,105)	(150,396)	(860,154)

Balance at December 31, 2017	~~W~~	3,966	146,278	27,586,610	51,340,821	79,077,675

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

54.	Statement of cash flows (continued)

	2018
	Assets		Liabilities
	Derivative assets		Derivative liabilities	Borrowings	Debentures	Total
Balance at January 1, 2018	~~W~~	3,966	146,278	27,586,610	51,340,821	79,077,675
Changes from cash flows		(5,845)	(12,002)	1,772,203	11,798,466	13,552,822
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	—	181,050	335,935	516,985
Changes in foreign currency exchange rate		—	—	955,512	229,277	1,184,789
Others		9,356	(49,697)	(676,833)	(476,800)	(1,193,974)

Balance at December 31, 2018	~~W~~	7,477	84,579	29,818,542	63,227,699	93,138,297

55.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Balances with the related parties as of December 31, 2017 and 2018 are as follows:

Related party	Account	2017		2018
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	9,868	9,860
”	Credit card loans		191	116
”	Allowances		(4)	—
”	Deposits		446	444
”	Provisions		2	—
JAEYOUNG SOLUTEC CO., LTD. (*1)	Loans		14,847	—
”	Allowances		(124)	—
”	Credit card loans		33	—
”	Deposits		2,659	—
”	Provisions		4	—
Partners 4th Growth Investment Fund	Deposits		2,076	1,855
BNP Paribas Cardif General Insurance	Credit card loans		29	29
”	Allowances		(1)	(2)
”	Deposits		221	157
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		174	151
Dream High Fund III	Deposits		3	4
Midas Dong-A Snowball Venture Fund	Deposits		220	159
IBKS-Shinhan Creative Economy New Technology Fund (*1)	Deposits		78	—
Credian Healthcare Private Equity Fund II	Deposits		26	45
KDBC Midas Dong-A Snowball Venture Fund 2	Deposits		239	354
IBKS-Shinhan Creative Economy New Technology Fund II	Deposits		76	672
Eum Private Equity Fund No.3	Deposits		65	49
Branbuil CO., LTD. (*2)	Deposits		55	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

55.	Related parties (continued)

Related party	Account	2017		2018
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		97	133
Shinhan Global Healthcare Fund 1	Unearned revenue		409	360
Shinhan Fintech New Technology Fund No.1	Unearned revenue		123	123
KTB Newlake Global Healthcare PEF	Deposits		465	151
”	Provisions		13	—
Taihan Industrial System Co., Ltd.	Deposits		100	85
Incorporated association Finance Saving Information Center	Credit card loans		—	3
”	Deposits		4	4
GX Shinhan interest 1st Private Equity Fund	Unearned revenue		—	278
Nomura investment property trust No.19	Loans		—	11,966
”	Other assets		—	45
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		—	236
Key management personnel and their immediate relatives:	Loans		3,247	3,313

	Assets		28,357	25,850
	Liabilities	~~W~~	7,284	4,740

(*1)	Excluded from related parties due to the disposal or terminated.
(*2)	As a result of changes in accounting policies at the beginning of the current year, they were excluded from associates.

(b)	Transactions with the related parties for the years ended December 31, 2016, 2017 and 2018 are as follows:

Related party	Account	2016		2017	2018
Investments in associates
Aju Capital co., Ltd	Interest income	~~W~~	7,332	—	—
”	Fees and commission income		257	—	—
”	Interest expense		(2)	—	—
”	Fees and commission expense		(302)	—	—
”	Other operating expenses		(18)	—	—
”	Provision for credit losses		(149)	—	—
Pohang TechnoPark2PFV	Interest expense		(15)	—	—
BNP Paribas Cardif Life Insurance	Fees and commission income		4,265	4,631	3,716
”	Reversal of credit losses		—	—	4
”	Provision for credit losses		(1)	(3)	—
”	General and administrative expenses		(9)	(10)	(17)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		691	689	685

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

55.	Related parties (continued)

Related party	Account	2016		2017	2018
BNP Paribas Cardif General Insurance	Fees and commission income		4	4	9
”	Reversal of credit losses		—	1	—
”	Provision for credit losses		(1)	—	(2)
Shinhan K2 Secondary Fund	Fees and commission income		665	—	—
Midas Dong-A Snowball Venture Fund	Fees and commission income		28	38	47
”	Interest expense		(4)	(3)	(2)
SHC-EN Fund	Fees and commission income		149	—	—
SP New Technology Business investment Fund I (*1)	Fees and commission income		30	41	317
IBKS-Shinhan Creative Economy New Technology Fund I (*1)	Fees and commission income		50	37	13
”	Interest expense		(1)	(2)	—
SM New Technology Business Investment Fund I	Fees and commission income		—	55	55
JAEYOUNG SOLUTEC CO., LTD. (*1)	Interest income		671	654	523
”	Fees and commission income		1	1	2
”	Other operating income		7	3	3
”	Reversal of credit losses		89	1	—
”	Interest expense		(21)	(4)	(2)
”	Provision for credit losses		—	(55)	(1)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		55	—	—
The Asia Pacific Capital Fund II L.P.	Fees and commission income		175	85	—
Partners 4th Growth Investment Fund	Interest expense		(2)	(16)	(19)
Albatross Growth Fund	Interest expense	~~W~~	(6)	—	—
Shinhan-Albatross Technology Investment	Fees and commission income	~~W~~	—	152	216
”	Interest expense		—	(21)	—
PSA 1st Fintech Private Equity Fund	Interest expense		(5)	—	—
IBKS-Shinhan Creative Economy New Technology Fund 2	Fees and commission income		22	25	16
KDBC Midas Dong-A Snowball Venture Fund 2	Interest expense		(1)	—	(2)
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		785	892	975
SHBNPP Private Multi Strategy Professional Feeder No.1	Fees and commission income		160	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

55.	Related parties (continued)

Related party	Account	2016		2017	2018
Semantic	Interest income		15	—	—
”	Provision for credit losses		(1)	—	—
Branbuil CO., LTD. (*2)	Fees and commission income		1	2	—
”	Provision for credit losses		(1)	—	—
Treenkid	Interest income		3	—	—
STI-New Growth Engines Investment	Fees and commission income		—	30	16
Shinhan Fintech New Technology Fund No.1	Fees and commission income		—	30	153
KTB New lake medical Global Investment	Interest income		—	10	2
”	Other operating expenses		—	(13)	—
Shinhan Global health Care Investment No.1	Fees and commission income		—	282	785
Taihan Industrial System Co., Ltd.	Fees and commission income	~~W~~	—	2	1
Shinhan capital-Cape FN Fund No.1	Fees and commission income		—	—	82
SHC-K2 Global Material Fund	Fees and commission income		—	—	20
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income		—	—	127
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		—	—	71
GX Shinhan interest 1st Private Equity Fund	Fees and commission income		—	—	412
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		—	—	214
SHC ULMUS Fund No.1	Fees and commission income		—	—	51
Shinhan-PS Investment Fund No.1	Fees and commission income		—	—	12
Nomura investment property trust No.19	Interest income		—	—	312
”	Provision for credit loss		—	—	(34)
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		—	—	236
Key management personnel and their immediate relatives
Interest income			68	101	101

		~~W~~	14,984	7,639	9,097

(*1)	Excluded from related parties due to the disposal or terminated.
(*2)	As a result of changes in accounting policies at the beginning of the current year, they were excluded from associates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

55.	Related parties (continued)

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016		2017	2018
Short-term employee benefits	~~W~~	16,428	17,112	22,502
Severance benefits		418	979	419
Share-based payment transactions		9,162	6,787	4,944

	~~W~~	26,008	24,878	27,865

(*)	The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

(d)	The guarantees provided between the related parties as of December 31, 2017 and 2018 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2017		2018	Account
Shinhan Bank	KTB New lake medical Global Investment	~~W~~	700	849	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	Neoplux Technology Valuation Investment Fund		6,000	—	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD. (*)		109	—	Unused credit
	”		429	—	Import letter of credit

		~~W~~	17,238	10,849

(*)	Excluded from related parties due to the disposal.

(e)	Details of collaterals provided by the related parties as of December 31, 2017 and December 31, 2018 were as follows:

Provided to	Provided by	Pledged assets	2017		2018
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	11,666	12,000
”	JAEYOUNG SOLUTEC CO., LTD. (*)	Properties		20,814	—
	”	Guarantee insurance policy		7,037	—

			~~W~~	39,517	12,000

(*)	Excluded from related parties due to the disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

55.	Related parties (continued)

(f)	Details of significant loan transactions with related parties as of December 31, 2018 are as follows:

Classification	Company	Beginning		Loan	Recover	Other (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	—	12,000	—	(34)	11,966

(*)	The effect of changes in allowance for doubtful accounts is included.

56.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

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

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

56.	Interests in unconsolidated structured entities (continued)

The size of unconsolidated structured entities as of December 31, 2017 and 2018 are as follows:

	2017		2018
Total assets:
Asset-backed securitization	~~W~~	175,953,075	196,108,655
Structured financing		84,719,599	132,050,391
Investment fund		69,736,443	71,487,406

	~~W~~	330,409,117	399,646,452

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2017 and 2018 are as follows:

	2017
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	329,776	6,189,042	91,078	6,609,896
Trading assets		3,201,400	958	351,290	3,553,648
Derivative assets		14,218	—	—	14,218
Available-for-sale financial assets		2,200,974	400,283	3,525,538	6,126,795
Held-to-maturity financial assets		3,259,451	—	—	3,259,451
Other assets		729	2,576	1,150	4,455

	~~W~~	9,006,548	6,592,859	3,969,056	19,568,463

Liabilities:
Derivative liabilities	~~W~~	4,448	—	—	4,448
Other		557	1,050	9	1,616

	~~W~~	5,005	1,050	9	6,064

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

56.	Interests in unconsolidated structured entities (continued)

	2018
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	292	504,571	802,825	1,307,688
Loan at amortized cost		478,998	6,925,438	33,500	7,437,936
Securities at fair value through profit or loss		4,263,817	288,757	5,293,807	9,846,381
Derivate assets		16,390	578	—	16,968
Securities at fair value through other comprehensive income		2,244,364	91,316	32,279	2,367,959
Securities at amortized cost		4,277,675	—	—	4,277,675
Other assets		5,453	48,457	34,333	88,243

	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850

Liabilities:
Derivative liabilities	~~W~~	111	—	—	111
Other		5,368	4,128	—	9,496

	~~W~~	5,479	4,128	—	9,607

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2017 and 2018 are as follows:

	2017
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	9,006,548	6,592,859	3,969,056	19,568,463
ABS and ABCP commitments		1,391,035	57,300	452,311	1,900,646
Loan commitments		529,566	719,650	31,987	1,281,203
Guarantees		74,300	15,200	—	89,500
Others		4,200	45,634	—	49,834

	~~W~~	11,005,649	7,430,643	4,453,354	22,889,646

	2018
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850
ABS and ABCP commitments		1,395,417	2,300	602,594	2,000,311
Loan commitments		1,791,650	815,910	26,100	2,633,660
Guarantees		88,810	142,032	—	230,842
Others		—	49,464	—	49,464

	~~W~~	14,562,866	8,868,823	6,825,438	30,257,127

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

57.	Retroactive adjustments for business combination

(a)	Overview

The Group has acquired ANZ Retail Business in Vietnam on December 17, 2017, which was a local entity operating banking business in Vietnam, to strengthen business competitiveness and synergies through the acquisition of related businesses. The Group could not complete the initial accounting for the business acquisition until the end of the reporting period in which the acquisition incurred, since the valuation data of the acquired business has not been obtained, and the goodwill value was recognized at a provisional amount. The Group has finished the business acquisition accounting during 2018, reflecting the valuation results on the acquired net assets, and retrospectively adjusted the provisional value of net assets recognized at the acquisition date.

(b)	Retroactive adjustment of fair value of assets and liabilities

The retroactive adjustment of fair value of assets acquired and liabilities assumed by acquisition of ANZ as of acquisition date is as follows:

	Amount		Adjustments	Adjusted Amount
Assets:
Cash and due from banks	~~W~~	8,151	—	8,151
Loans (*1)		301,766	(1,352)	300,414
Property and equipment		538	—	538
Intangible assets (*2)		—	15,256	15,256
Other assets		9,269	—	9,269

		319,724	13,904	333,628

Liabilities:
Deposits		(436,285)	—	(436,285)
Other liabilities		(1,022)	—	(1,022)

		(437,307)	—	(437,307)

The fair value of the identifiable assets acquired and liabilities assumed	~~W~~	(117,583)	13,904	(103,679)

(*1)	Adjustments are mainly due to the loan loss estimation.
(*2)

The intangible assets mainly comprise the present value of the saved borrowing costs due to the deposits amounting to ~~W~~4,454 million and the future economic benefits generated due to the relationship with the customers amounting to ~~W~~10,802 million.

(c)	Adjustments of goodwill

The retrospective adjustments of goodwill due to the measurement period adjustment for business combination are as follows:

	Amount		Adjustments	Adjusted Amount
Consideration received (cash)	~~W~~	(75,480)	—	(75,480)
Fair value of identifiable net assets		(117,583)	13,904	(103,679)

Goodwill	~~W~~	42,103	(13,904)	28,199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

57.	Retroactive adjustments for business combination (continued)

(d)	Adjustments of the prior year end balances.

	Amount		Adjustments	Adjusted Amount
Intangible assets	~~W~~	4,271,969	1,352	4,273,321
Deferred tax liabilities		9,712	270	9,982

Retained earnings	~~W~~	20,790,599	1,082	20,791,681

58.	Acquisition of subsidiary

(a)	General information

On September 12, 2018, the Group acquires 75% of the shares of PT ARCHIPELAGO ASSET MANAGEMENT in Indonesia and acquired control, and changed its name to PT Shinhan Asset Management Indonesia. The Group acquired a subsidiary in Indonesia to pursue new market penetration through its asset management business.

(b)	Identifiable net assets

The assets and liabilities of PT Shinhan Asset Management Indonesia recognized at the acquisition date are as follows.

Classification		Amounts
Asset	Cash and cash equivalent assets	~~W~~	18
	Financial assets measured at FVTPL		3,012
	PP&E		20
	Deferred tax assets		20
	Other assets		17

	Total		3,087

Liabilities	Income tax payable		7
	Other liabilities		75

	Total		82

Identifiable net assets at fair value		~~W~~	3,005

(c)	Goodwill

Goodwill recognized as a result of business combination is as follows.

Classification	Amounts
Previous transfer price	~~W~~	4,476
Identifiable net assets at fair value		(3,005)
Non-controlling interest		787

Goodwill	~~W~~	2,258

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

58.	Acquisition of subsidiary (continued)

(d)

In connection with the business combination, the Group incurred a charge of KRW 192 million, including legal fees and due diligence fees, which were recognized as commissions in the consolidated statement of comprehensive income.

59.	Events after reporting period

(a)	Subsidiary investments

i)	Orange Life Insurance Co. Ltd

The Group has entered into a share purchase agreement to acquire a 59.15% stake in Orange Life Insurance Co., Ltd. on January 16, 2019. The Financial Services Commission approved the transfer of the subsidiary, and the acquisition process was completed on February 1, 2019, after the reporting period.

ii)	Asia Trust Co. Ltd

The Group has entered into a contract to acquire a stake in Asia Trust Co., Ltd. during the current period. Based on the approval of the supervisory authority, the Group will acquire 60% of its total shares for 193.4 billion won. (FN 53)

iii)	Prudential Finance Co. Ltd

On January 23, 2018, the Group entered into a contract to acquire a 100% stake in Prudential Vietnam Finance Company Limited, a local consumer finance company in Vietnam, for US $ 151 million. On January 17, 2019, and was approved by the local FSS.

(b)	Rights offering

The Board of Directors approved the issuance of convertible preferred stock of KRW 750 billion at the meeting held on February 1, 2019. Investors may request a conversion from one year after the issuance date before four years after the date, and the convertible preferred stock that has not been converted until four years after the date will automatically be converted to common shares.

60.	Transition effects arising from changes in accounting policies

The Group has changed its accounting policies as applying IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers. With respect to classification, measurement and impairment of financial instruments, the financial statements as of and for the year ended December 31, 2017 have not been restated in accordance with the clause waiving the requirement to restate comparative financial statements.

IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement, relating to recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. Additionally, IFRS 9 have made amendments to other standards relating to financial instruments such as IFRS 7, Financial Instruments: Disclosures.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

(i)	Changes in equity due to application of IFRS 9 and 15

Changes in equity as of January 1, 2018 due to the initial application date of IFRS 9 and 15 are as follows:

	Amounts
Retained earnings at January 1, 2018 before changes	~~W~~	20,791,681
Adjustments of retained earnings due to the application of IFRS 9 :
Reclassification from financial assets at amortized cost to financial assets measured at fair value through profit or loss		(74,061)
Reclassification from available-for-sale financial assets to financial assets measured at fair value through profit or loss		178,518
Reclassification from available-for-sale financial assets to financial assets measured at fair value through other comprehensive income (*1)		204,457
Increase in loss allowance for financial assets measured at amortized cost		(573,088)
Increase in loss allowance for loan commitments and financial guarantee contracts		(55,274)
Increase in loss allowance for debt instruments measured at fair value through other comprehensive income		(18,976)
Effect of overlay approach application		34,102
Others (*2)		(40,063)

		(344,385)

Adjustments of retained earnings due to the application of IFRS 15 (*3)		(2,896)
Tax effects (*4)		95,426

Retained earnings at January 1, 2018 after changes	~~W~~	20,539,826

(*1)	With the application of IFRS 9, the effect of retained earnings of the recognized impairment from equity securities has reclassified to other comprehensive income.
(*2)	Include translation of foreign currencies, etc.
(*3)	The Group has divided the trust fees into trust sales fees and trust managing fees and recognition of trust managing fees are deferred.
(*4)	Tax effects due to the application of IFRS 9 are separately shown.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

	Amounts
Accumulated other comprehensive loss at January 1, 2018 before changes	~~W~~	(529,734)
Adjustments of accumulated other comprehensive income due to the application of IFRS 9:
Reclassification from available-for-sale financial assets to financial assets measured at fair value through profit or loss		(178,518)
Reclassification from available-for-sale financial assets to financial assets measured at fair value through other comprehensive income (*1)		(204,457)
Increase in loss allowance for debt instruments measured at fair value through other comprehensive income		18,976
Effect of overlay approach application		(34,102)
Others (*2)		11,039

		(387,062)

Tax effects (*3)		110,051

Accumulated other comprehensive loss at January 1, 2018 after changes	~~W~~	(806,745)

(*1)

The effect on retained earnings arising from the recognition of impairment losses related to equity securities in the prior periods was transferred to other comprehensive income upon the application of IFRS 9.

(*2)	Other adjustments include foreign currency translation and changes in non-controlling interests, resulting from the adoption of IFRS 9.
(*3)	Tax effects due to the application of IFRS 9 are separately shown.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

(ii)	Reclassification of financial instruments upon adoption of IFRS 9

Details of reclassification of financial instruments as of January 1, 2018, the initial application date of IFRS 9, are as follows:

IAS 39		IFRS 9 (*2)	Carrying value under IAS 39 (*1)		Carrying value under IFRS 9 (*1)	Difference
Financial assets:
Due from banks	Loans and receivables	Financial assets measured at FVTPL (*2)	~~W~~	902,124	833,942	(68,182)
	Loans and receivables	Amortized cost		19,988,001	19,988,001	—
Loan receivables	Loans and receivables	Financial assets measured at FVTPL (*2)		750,342	778,985	28,643
	Loans and receivables	Amortized cost		277,126,029	277,126,029	—
Other financial assets	Loans and receivables	Amortized cost		12,090,983	12,090,983	—
Trading assets (debt securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		23,640,646	23,640,646	—
Trading assets (equity securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		4,634,353	4,634,353	—
Trading assets (deposit in gold and silver)	Financial assets at FVTPL	Financial assets measured at FVTPL		189,297	189,297	—
Financial assets designated as at FVTPL (debt securities)	Financial assets at FVTPL	Financial assets measured at FVTPL (*3)		2,030,522	2,030,522	—
	Financial assets at FVTPL	Financial assets designated as at FVTPL		80,288	80,288	—
Financial assets designated as at FVTPL (equity securities)	Financial assets at FVTPL	Financial assets measured at FVTPL (*3)		1,162,553	1,162,553	—
	Financial assets at FVTPL	Financial assets designated as at FVTPL		71,803	71,803	—
Financial assets designated as at FVTPL (other securities – compound financial instruments)	Financial assets at FVTPL	Financial assets measured at FVTPL (*3)		233,892	233,892	—
Derivatives	Financial assets at FVTPL	Financial assets measured at FVTPL (*3)		3,400,178	3,348,803	(51,375)
AFS financial assets (debt securities)	AFS financial assets	Financial assets measured at FVTPL (*2)		528,745	533,452	4,707
	AFS financial assets	Financial assets measured at FVOCI		36,657,807	36,657,807	—
AFS financial assets (equity securities)	AFS financial assets	Financial assets measured at FVTPL (*2)		4,339,979	4,350,969	10,990
	AFS financial assets	Financial assets measured at FVOCI		590,405	590,405	—
HTM financial assets (debt securities)	HTM financial assets	Financial assets measured at FVTPL (*2)		565,813	529,906	(35,907)
	HTM financial assets	Amortized cost		24,424,867	24,424,867	—

			~~W~~	413,408,627	413,297,503	(111,124)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

IAS 39		IFRS 9 (*2)	Carrying value under IAS 39 (*1)		Carrying value under IFRS 9 (*1)	Difference
Financial Liabilities:
Deposits	Financial liability measured at amortized cost	Financial liabilities measured at amortized cost	~~W~~	249,419,224	249,419,224	—
Trading liabilities	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL		1,848,490	1,848,490	—
Financial liabilities designated as at FVTPL	Financial liabilities at FVTPL	Financial liabilities designated as at FVTPL		8,260,636	8,260,636	—
	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL (*3)		36,973	36,973	—
Derivatives	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL (*3)		3,487,661	3,483,642	(4,019)
Borrowings	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		27,586,610	27,586,313	(297)
Debt securities issued	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		51,340,821	51,340,821	—
Others	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		20,124,451	20,124,432	(19)

			~~W~~	362,104,866	362,100,531	(4,335)

(*1)	Gross carrying amounts that are before netting allowance for loan losses or credit loss allowance.
(*2)

Under IFRS 9, these financial instruments were categorized as financial assets or liabilities – FVTPL, as 1) the instruments are not held within a business model whose objective is achieved by both collecting contractual ca flows and selling them, or 2) the contractual terms of them does not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(*3)	For hybrid contracts including embedded derivatives, the host contract and the derivatives are separated in accordance with IFRS 9.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

(iii)	Impairment of financial assets upon adoption of IFRS 9

Changes of credit loss allowance as of January 1, 2018, the initial application date of IFRS 9, are as follows:

Classification based on IAS 39	Classification based on IFRS 9	Loss allowance based on IAS 39		Loss allowance based on IFRS 9
Loans and receivables
Due from banks	Financial assets at amortized cost	~~W~~	14,054	15,062
Loan receivables	Financial assets at amortized cost		2,307,275	2,871,986
	Financial assets measured at FVTPL		3,329	—
Other financial assets	Financial assets at amortized cost		49,679	51,818
AFS financial assets
Debt securities	Financial assets measured at FVOCI		—	18,976
HTM financial assets
Debt securities	Financial assets at amortized cost		—	8,559

		~~W~~	2,374,337	2,966,401

Financial guarantee	Financial guarantee	~~W~~	36,506	37,289
Unused credit line and other credit commitment	Unused credit line and other credit commitment		168,006	222,498

		~~W~~	204,512	259,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

(iv)	The reclassification applying business model

For the financial assets as of January 1, 2018, the date of the initial application of IFRS 9, the management of the Group has assessed business model of those, and classified those applying the IFRS.

The effect of reclassification is as follows:

1)	Gross carrying amounts

	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Financial assets:
Due from banks
Carrying value under IAS 39 as of January 1, 2018	~~W~~	20,890,125	—	—	20,890,125	—	—
Reclassification to financial assets measured at FVTPL		—	(902,124)	—	(902,124)	—	—

		20,890,125	(902,124)	—	19,988,001	—	—

Loans
Carrying value under IAS 39 as of January 1, 2018		277,876,371	—	—	277,876,371	—	—
Reclassification to financial assets measured at FVTPL		—	(750,342)	—	(750,342)	—	—

		277,876,371	(750,342)	—	277,126,029	—	—

Other financial assets
Carrying value under IAS 39 as of January 1, 2018		12,090,983	—	—	12,090,983	—	—
Trading assets (debt instruments) (*1)
Carrying value under IAS 39 as of January 1, 2018		23,640,646	—	—	23,640,646	—	—
Reclassification to financial assets measured at FVTPL		—	(23,640,646)	—	(23,640,646)	—	—

		23,640,646	(23,640,646)	—	—	—	—

Trading assets (equity instruments)
Carrying value under IAS 39 as of January 1, 2018		4,634,353	—	—	4,634,353	—	—
Reclassification to financial assets measured at FVTPL		—	(4,634,353)	—	(4,634,353)	—	—

		4,634,353	(4,634,353)	—	—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Trading assets (gold deposit) (*1)
Carrying value under IAS 39 as of January 1, 2018		189,297	—	—	189,297	—	—
Reclassification to financial assets measured at FVTPL		—	(189,297)	—	(189,297)	—	—

		189,297	(189,297)	—	—	—	—

Derivatives (*1)
Carrying value under IAS 39 as of January 1, 2018		3,400,178	—	—	3,400,178	—	—
Reclassification to financial assets measured at FVTPL		—	(51,375)	—	(51,375)	—	—

		3,400,178	(51,375)	—	3,348,803	—	—

Financial assets designated at FVTPL (*1)
Carrying value under IAS 39 as of January 1, 2018		3,579,057	—	—	3,579,057	—	—
Reclassification to financial assets measured at FVTPL		—	(3,426,966)	—	(3,426,966)	—	—
Reclassification to financial assets designated at FVTPL		—	(152,091)	—	(152,091)	—	—

	~~W~~	3,579,057	(3,579,057)	—	—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings (*3)	Changes in other comprehensive income (*3)
AFS (debt securities)
Carrying value under IAS 39 as of January 1, 2018	~~W~~	37,186,552	—	—	37,186,552	—	—
Reclassification to financial assets measured at FVTPL		—	(528,745)	—	(528,745)	—	—
Reclassification to financial assets measured at FVOCI		—	(36,657,807)	—	(36,657,807)	—	—

		37,186,552	(37,186,552)	—	—	—	—

AFS (equity securities)
Carrying value under IAS 39 as of January 1, 2018		4,930,385	—	—	4,930,385	—	—
Reclassification to financial assets measured at FVTPL		—	(4,339,979)	—	(4,339,979)	—	—
Reclassification to financial assets measured at FVOCI		—	(590,405)	—	(590,405)	—	—

		4,930,385	(4,930,385)	—	—	—	—

HTM (debt securities)
Carrying value under IAS 39 as of January 1, 2018		24,990,680	—	—	24,990,680	—	—
Reclassification to financial assets measured at FVTPL		—	(565,813)	—	(565,813)	—	—
Reclassification to financial assets measured at amortized cost		—	(24,424,867)	—	(24,424,867)	—	—

		24,990,680	(24,990,680)	—	—	—	—

Financial assets as measured at FVTPL
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from due from banks		—	902,124	(68,182)	833,942	—	(68,182)
Transfer from loans and other receivables		—	750,342	30,027	780,369	30,027	—
Transfer from trading assets		—	28,464,296	—	28,464,296	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings (*3)	Changes in other comprehensive income (*3)
Transfer from financial assets designated at FVTPL		—	3,426,967	—	3,426,967	—	—
Transfer from AFS		—	4,868,724	7,708	4,876,432	108,532	(108,532)
Transfer from HTM		—	565,813	(35,907)	529,906	—	(35,907)
Transfer from derivative assets		—	51,375	(42,195)	9,180	—	—
		—	—	(2,575)	(2,575)	—	—

		—	39,029,641	(111,124)	38,918,517	138,559	(212,620)

Financial assets designated at FVTPL(IFRS 9)
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from financial assets designated at FVTPL(IAS 39)		—	152,091	—	152,091	—	—

		—	152,091	—	152,091	—	—

Financial assets measured at FVOCI (*2)
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from AFS		—	37,248,212	—	37,248,212	204,457	(204,457)

		—	37,248,212	—	37,248,212	204,457	(204,457)

Financial assets measured at amortized cost (*2)
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from HTM		—	24,424,867	—	24,424,867	—	—

		—	24,424,867	—	24,424,867	—	—

	~~W~~	413,408,627	—	(111,124)	413,297,503	343,016	(417,077)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

Financial liabilities :	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Deposits
Carrying value under IAS 39 as of January 1, 2018	~~W~~	249,419,224	—	—	249,419,224	—	—

		249,419,224	—	—	249,419,224	—	—

Trading liabilities (*1)
Carrying value under IAS 39 as of January 1, 2018		1,848,490	—	—	1,848,490	—	—
Reclassification to financial liabilities measured at FVTPL		—	(1,848,490)	—	(1,848,490)	—	—

		1,848,490	(1,848,490)	—	—	—	—

Financial liabilities designated at FVTPL
Carrying value under IAS 39 as of January 1, 2018		8,297,609	—	—	8,297,609	—	—
Reclassification to financial liabilities designated at FVTPL		—	(8,260,636)	—	(8,260,636)	—	—
Reclassification to financial liabilities measured at FVTPL		—	(36,973)	—	(36,973)	—	—

		8,297,609	(8,297,609)	—	—	—	—

Financial liabilities measured at FVTPL
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from trading liabilities		—	1,848,490	—	1,848,490	—	—
Transfer from financial liabilities designated at FVTPL		—	36,973	—	36,973	—	—

		—	1,885,463	—	1,885,463	—	—

Financial liabilities designated at FVTPL
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from financial liabilities designated at FVTPL		—	8,260,636	—	8,260,636	—	—

		—	8,260,636	—	8,260,636	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

Financial liabilities :	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Derivative liabilities
Carrying value under IAS 39 as of January 1, 2018		3,487,661	—	—	3,487,661	—	—
Other		—	—	(4,019)	(4,019)	—	—

		3,487,661	—	(4,019)	3,483,642	—	—

Borrowings
Carrying value under IAS 39 as of January 1, 2018		27,586,610	—	—	27,586,610	—	—
Other		—	—	(297)	(297)	—	—

		27,586,610	—	(297)	27,586,313	—	—

Debt securities issued
Carrying value under IAS 39 as of January 1, 2018		51,340,821	—	—	51,340,821	—	—
Other financial liabilities
Carrying value under IAS 39 as of January 1, 2018		20,124,451	—	—	20,124,451	—	—
Other		—	—	(19)	(19)	—	—

		20,124,451	—	(19)	20,124,432	—	—

	~~W~~	362,104,866	—	(4,335)	362,100,531	—	—

(*1)

With respect to financial assets and financial liabilities reclassified from the category of fair value through profit or loss, effective interest rates calculated on the initial application date of IFRS 9 and interest income or expense recognized shall be disclosed. Such reclassification has not occurred as a result of the IFRS 9 adoption.

(*2)

With respect to financial assets and financial liabilities reclassified to financial instruments measured at amortized cost, and financial assets measured at fair value through profit or loss reclassified to the category of fair value through other comprehensive income, the gain or loss on fair value measurement that would otherwise have been recognized in profit or loss or other comprehensive income in the reporting period, and the fair value of the financial assets or financial liabilities, shall be disclosed. Such reclassification has not occurred as a result of the IFRS 9 adoption.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

2)	Credit loss allowance

	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Credit loss allowance for
Due from banks	~~W~~	14,054	—	1,008	15,062	(1,008)	—
Loans		2,310,604	(3,328)	564,710	2,871,986	(561,382)	—
Financial asset measured at FVOCI (Debt securities)		—	—	18,976	18,976	(18,976)	18,976
Financial asset measured at amortized cost (Debt securities)		—	—	8,559	8,559	(8,559)	—
Other assets		49,679	—	2,139	51,818	(2,139)	—
Financial guarantee		36,506	—	783	37,289	(783)	—
Unused credit line and other credit commitment		168,006	—	54,492	222,498	(54,492)	—

	~~W~~	2,578,849	(3,328)	650,667	3,226,188	(647,339)	18,976

(v)	Hedge accounting

IFRS 9 maintains the mechanics of hedge accounting (i.e. fair value hedge, cash flow hedge, hedge of a net investment in a foreign operation) as defined in IAS 39, whereas a principle-based hedge accounting requirements that focuses on an entity’s risk replaced complex and rule-based hedge accounting requirements in IAS 39. Additionally, qualifying hedged items and qualifying hedging instruments have been expanded and hedge accounting requirements have been eased by eliminating a subsequent hedge effectiveness assessment and a quantitative test (80~125%). Hedge accounting can be applied to certain transactions that fail to qualify for hedge accounting requirements under IAS 39 when applying IFRS 9, and thus alleviates profit or loss volatility.

(vi)	Financial impact with IFRS 15

As of December 31, 2018, the effect of applying IFRS 15 is as follows in the statement of comprehensive income of the Group as of December 31, 2018 (excluding trust fees reflected by the conversion effect). The effect on the terminated cash flow statement is not significant.

The effect on the consolidated statement of financial position as of December 31, 2018 is as follows.

	Disclosed amount		Adjustments	Amount before implementation of IFRS 15
Liabilities:
Provisions:
Credit card	~~W~~	—	(24,700)	24,700
Other liabilities:
Accounts payable		9,748,168	(41,758)	9,789,926
Unearned revenues		236,827	(209,241)	446,068
Others		2,496,169	275,698	2,220,471

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

60.	Transition effects arising from changes in accounting policies (continued)

The effect on the consolidated statement of comprehensive income is as follows.

	Disclosed amount		Adjustments	Amount before implementation of IFRS 15
Net fee and commission income:(*1)(*2)
Fee and commission income:
Credit card	~~W~~	1,360,322	(1,135,515)	2,495,837
Fee and commission incomes
Credit card payment		(944,533)	1,135,515	(2,080,048)

(*1)

Before adopting IFRS 15, the Group defers and recognizes the amount allocated to the credit card points as unearned revenue and revenue is recognized only when the points are redeemed and the Group has fulfilled its obligation to provide the benefits. In addition, a provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty program are lower than the unavoidable cost of meeting its obligations under the programmes. However under IFRS 15, the amount allocated to the credit card points is regarded as consideration payable to the customers and recognized as a reduction of fee and commission income, estimated as fair value of the monetary benefits taking into account the expected redemption rate.

(*2)

The Group has changed the recognition of card holder service fee paid to a customer recognized as fee and commission expense before adopting IFRS 15, to reduction of fee and commission income under IFRS 15.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

61.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements

STATEMENTS OF FINANCIAL POSITION

	2017		2018
Assets
Deposits
Banking subsidiaries	~~W~~	3	24
Other			48,572
Receivables from subsidiaries:
Non-banking subsidiaries		1,234,527	1,644,666
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,752,799	13,792,072
Non-banking subsidiaries		11,980,360	11,983,360
Trading asset		255,086	—
Financial assets at FVTPL			1,927,150
Property, equipment and intangible assets, net		7,180	7,983
Other assets
Banking subsidiaries		224,688	311,052
Non-banking subsidiaries		179,258	162,695
Other		5,882	236,658

Total assets	~~W~~	27,639,783	30,114,232

Liabilities and equity
Borrowings	~~W~~	5,000	125,000
Debt securities issued		7,003,622	7,812,358
Accrued expenses & other liabilities		439,083	526,806

Total liabilities		7,447,705	8,464,164

Equity		20,192,078	21,650,068

Total liabilities and equity	~~W~~	27,639,783	30,114,232

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

61.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME

	2016		2017	2018
Income
Dividends from banking subsidiaries	~~W~~	651,524	481,524	541,524
Dividends from non-banking subsidiaries		994,615	448,588	866,150
Interest income from banking subsidiaries		2,187	228	268
Interest income from non-banking subsidiaries		35,005	27,111	31,224
Other income		57,011	51,953	74,215

Total income		1,740,342	1,009,404	1,513,381

Expenses
Interest expense		(197,519)	(179,330)	(187,882)
Other expense		(72,157)	(74,733)	(89,145)

Total expenses		(269,676)	(254,063)	(277,027)

Profit before income tax expense		1,470,666	755,341	1,236,354

Income tax expense (benefit)		416	614	1,471

Profit for the year	~~W~~	1,470,250	754,727	1,234,883

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

61.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2016		2017	2018
Cash flows from operating activities
Profit before income taxes	~~W~~	1,470,666	755,341	1,236,354
Non-cash items included in profit before tax		(1,480,864)	(774,385)	(1,251,379)
Changes in operating assets and liabilities		320,716	(66,339)	(1,671,189)
Net interest paid		(158,620)	(149,642)	(153,926)
Dividend received from subsidiaries		1,646,139	930,112	1,407,674
Income tax refunds		—	100	—

Net cash provided by operating activities		1,798,037	695,187	(432,466)

Cash flows from investing activities
Loan collection (origination) to non-banking subsidiaries		300,000	(300,000)	(412,630)
Acquisition of subsidiary		(500,000)	(30,000)	(42,273)
Other, net		(1,308)	(715)	(231,281)

Net cash provided by (used in) investing activities		(201,308)	(330,715)	(686,184)

Cash flows from financing activities
Issuance of hybrid bonds		—	224,466	1,107,838
Redemption of hybrid bonds		(240,000)	(300,000)	—
Redemption of preferred stock		(1,125,906)	—	—
Net changes in borrowings		—	—	120,000
Issuance of debt securities issued		1,597,413	1,497,588	2,396,138
Repayments of debt securities issued		(1,660,000)	(1,080,000)	(1,590,000)
Dividend paid		(669,103)	(706,565)	(714,705)
Acquisition of treasury stock		—	—	(151,993)

Net cash used in financing activities		(2,097,596)	(364,511)	1,167,278

Net increase (decrease) in cash and cash equivalents		(500,867)	(39)	48,628

Cash and cash equivalents at beginning of year		500,906	39	—

Cash and cash equivalents at end of year	~~W~~	39	—	48,628