Form 20-F
period 2019-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2020-04-29
CIK 1263043

As filed with the Securities and Exchange Commission on April 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Park Cheolwoo, +822 6360 3129 (T), cheol.park@shinhan.com, +822 6360 3098 (F), 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s):	Name of Each Exchange on Which Registered:
Common stock, par value Won 5,000 per share	SHG	New York Stock Exchange*
American depositary shares	SHG	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of Shinhan Financial Group’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 460,317,525 shares of common stock, par value of Won 5,000 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes   ☒    No  ☐

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

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND CURRENCY OF PRESENTATION

Unless otherwise specified or the context otherwise requires:

•	the terms “we,” “us,” “our,” “Shinhan Financial Group,” “SFG” and the “Group” mean Shinhan Financial Group Co., Ltd. and its consolidated subsidiaries;

•	the terms “Shinhan Financial Group Co., Ltd.,” “our company” and “our holding company” mean Shinhan Financial Group Co., Ltd.; and

•

“Shinhan Card” refers to Shinhan Card Co., Ltd., “Shinhan Life Insurance” refers to Shinhan Life Insurance Co., Ltd., “Shinhan Investment” refers to Shinhan Investment Corp. and “Orange Life Insurance” refers to Orange Life Insurance, Ltd.

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

In this annual report, unless otherwise indicated, all references to “Korean Won”, “Won” or “ ~~W~~ ” are to the currency of the Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1,155.5 to US$1.00, which was the noon buying rate in the City of New York on December 31, 2019 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 17, 2020, the Noon Buying Rate was ~~W~~1,217.8 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

The selected consolidated income statement and balance sheet data set forth below for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp.

Beginning on January 1, 2019, we have adopted IFRS 16, ‘Leases’. On January 1, 2019, the date of initial application, right-of-use assets were measured by taking an amount equal to the lease liability and adjusting by the amount of prepaid or unpaid lease payments in relation to leases recognized in the consolidated statement of financial position, and therefore we did not recognize any cumulative effect of initial application. As restatement of prior periods is not required, comparative financial information for prior periods, which have been prepared applying IAS 17, have not been restated. Accordingly, certain of our historical financial information as of and for the years ended December 31, 2017 and 2018 is not directly comparable against that of our financial information after January 1, 2019. For further information regarding the adoption of IFRS 16, see “Item 5.A. Operating Results — Critical Accounting Policies — Recently Adopted Standards and Interpretations — IFRS 16, ‘Leases.’” Beginning on January 1, 2018, we have adopted IFRS 9, ‘Financial Instruments’, and IFRS 15, ‘Revenue from Contracts with Customers’. In accordance with the guidance in IFRS 9 and IFRS 15, an entity that adopts the classification and measurement requirements of these standards need not restate prior periods. As the restatement of prior periods is not required, certain of our historical financial information as of and for the years ended December 31, 2016 and 2017 is not directly comparable against that of our financial information after January 1, 2018. For further information regarding the adoption of IFRS 9 and IFRS 15, see “Item 5.A. Operating Results — Critical Accounting Policies.” For further details regarding these changes and the transition effects of the adoption of these new standards, see Note 51 of the notes to our consolidated financial statements included in this annual report.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements.” Historical results are not necessarily indicative of future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2015		2016		2017		2018		2019		2019(1)
	(In billions of Won and millions of US$, except per common share data)
Interest income	~~W~~	11,130	~~W~~	11,236	~~W~~	11,799	~~W~~	13,572	~~W~~	15,707	$13,594
Interest expense		(4,437)		(4,031)		(3,956)		(4,992)		(5,969)	(5,166)

Net interest income		6,693		7,205		7,843		8,580		9,738	8,428
Fees and commission income		3,897		3,804		4,045		3,295		3,557	3,078
Fees and commission expense		(2,276)		(2,238)		(2,334)		(1,356)		(1,416)	(1,226)

Net fees and commission income		1,621		1,566		1,711		1,939		2,141	1,852
Net insurance loss		(432)		(419)		(460)		(472)		(497)	(430)
Dividend income		308		282		257		88		82	71
Net gain on financial instruments at fair value through profit or loss		—		—		—		420		1,385	1,199
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)		—		—		—		75		(247)	(214)
Net trading income (loss)		(344)		370		963		—		—	—
Net loss on financial instruments designated at fair value through profit or loss (IFRS 9)		—		—		—		(27)		(846)	(732)
Net gain (loss) on financial instruments designated at fair value through profit or loss (IAS 39)		460		(502)		(1,060)		—		—	—
Net foreign currency transaction gain		78		462		364		194		441	382
Net gain on disposal of financial asset at fair value through other comprehensive income		—		—		—		21		152	132
Net gain on disposal of available-for-sale financial assets		772		648		499		—		—	—
Provision for credit loss allowance		—		—		—		(748)		(981)	(849)
Impairment loss on financial assets		(1,264)		(1,196)		(1,014)		—		—	—
General and administrative expense		(4,475)		(4,509)		(4,811)		(4,742)		(5,135)	(4,444)
Net other operating expenses		(444)		(798)		(462)		(829)		(1,187)	(1,028)

Operating income		2,973		3,109		3,830		4,499		5,046	4,367
Equity method income		21		10		20		17		53	46
Other non-operating income (expense), net		147		52		(53)		(50)		(188)	(163)

Profit before income taxes		3,141		3,171		3,797		4,466		4,911	4,250
Income tax expense		(695)		(346)		(848)		(1,268)		(1,269)	(1,098)

Profit for the year	~~W~~	2,446	~~W~~	2,825	~~W~~	2,949	~~W~~	3,198	~~W~~	3,642	$3,152

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Gain on financial asset at fair value through other comprehensive income	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	161	~~W~~	352	$305
Gain (loss) on financial instruments at fair value through profit or loss (overlay approach)		—		—		—		(54)		163	141
Loss on available-for-sale financial assets		(266)		(434)		(323)		—		—	—
Equity in other comprehensive income (loss) of associates		12		3		(23)		7		3	3
Foreign currency translation adjustments for foreign operations		(6)		12		(194)		20		106	92

	Year Ended December 31,
	2015		2016		2017		2018		2019		2019(1)
	(In billions of Won and millions of US$, except per common share data)
Net change in unrealized fair value of cash flow hedges		3		(1)		16		(20)		(19)	(16)
Other comprehensive income (loss) of separate account		2		(4)		(9)		9		11	8

		(255)		(424)		(533)		123		616	533

Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability		(82)		15		103		(93)		(55)	(47)
Equity in other comprehensive income of associates		—		—		1		—		—	—
Valuation gain on financial asset at fair value through other comprehensive income		—		—		—		23		19	16
Loss on disposal of financial asset at fair value through other comprehensive income		—		—		—		(3)		(6)	(5)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		—		—		—		2		(8)	(7)

		(82)		15		104		(71)		(50)	(43)

Total other comprehensive income (loss), net of income tax		(337)		(409)		(429)		52		566	490

Total comprehensive income for the year	~~W~~	2,109	~~W~~	2,416	~~W~~	2,520	~~W~~	3,250	~~W~~	4,208	$3,642

Profit for the year attributable to:
Equity holders of the Group	~~W~~	2,367	~~W~~	2,775	~~W~~	2,919	~~W~~	3,156	~~W~~	3,403	$2,945
Non-controlling interest		79		50		30		42		239	207
Total comprehensive income attributable to:
Equity holders of the Group		2,034		2,367		2,491		3,208		3,891	3,367
Non-controlling interest		75		49		29		42		317	275
Earnings per share:
Basic earnings per share in Won and US$(2)		4,789		5,736		6,118		6,579		7,000	6.06
Dilutive earnings per share in Won and US$(3)		4,789		5,736		6,118		6,579		7,000	6.06

Notes:

(1)

Won amounts are expressed in U.S. Dollar at the rate of ~~W~~1,155.5 to US$1.00, the Noon Buying Rate in effect on December 31, 2019 for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

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

Consolidated Balance Sheet Data

	As of December 31,
	2015		2016		2017		2018		2019		2019(1)
	(In billions of Won and millions of US$, except per common share data)
Assets
Cash and due from banks at amortized cost	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,349	~~W~~	28,424	$24,599
Cash and due from banks		22,024		19,181		22,669		—		—	—
Financial assets at fair value through profit or loss		—		—		—		43,535		53,163	46,009
Trading assets		22,638		26,696		28,464		—		—	—
Financial assets designated at fair value through profit or loss (IAS 39)		3,244		3,416		3,579		—		—	—
Derivative assets		1,995		3,003		3,400		1,794		2,829	2,449
Securities at fair value through other comprehensive income		—		—		—		38,314		59,381	51,390
Available-for-sale financial assets		33,966		37,663		42,117		—		—	—
Securities at amortized cost		—		—		—		28,478		45,582	39,448
Held-to-maturity financial assets		16,192		19,805		24,991		—		—	—
Loans at amortized cost		—		—		—		299,609		323,245	279,745
Loans		246,441		259,011		275,566		—		—	—
Property and equipment		3,055		3,146		3,022		3,004		4,083	3,534
Intangible assets		4,266		4,227		4,273		4,320		5,559	4,811
Investments in associates		393		354		631		671		1,453	1,257
Current tax receivable		10		13		25		45		88	77
Deferred tax assets		164		641		592		427		218	189
Investment property		209		353		418		475		489	423
Asset for defined benefit obligations		—		—		—		—		2	1
Other assets		15,947		18,167		16,552		21,572		27,879	24,124
Assets held for sale		4		4		8		8		25	22

Total assets	~~W~~	370,548	~~W~~	395,680	~~W~~	426,307	~~W~~	459,601	~~W~~	552,420	$478,078

Liabilities
Deposits	~~W~~	217,676	~~W~~	235,138	~~W~~	249,419	~~W~~	265,000	~~W~~	294,874	$255,192
Financial liabilities at fair value through profit or loss		—		—		—		1,420		1,632	1,413
Trading liabilities		2,135		1,977		1,848		—		—	—
Financial liabilities designated at fair value through profit or loss (IFRS 9)		—		—		—		8,536		9,409	8,143
Financial liabilities designated at fair value through profit or loss (IAS 39)		8,916		9,234		8,298		—		—	—
Derivative liabilities		2,599		3,528		3,488		2,440		2,303	1,993
Borrowings		21,734		25,294		27,587		29,819		34,863	30,171
Debt securities issued		41,221		44,327		51,341		63,228		75,363	65,221
Liability for defined benefit obligations		226		131		7		127		121	105
Provisions		699		729		429		508		557	482

	As of December 31,
	2015		2016		2017		2018		2019		2019(1)
	(In billions of Won and millions of US$, except per common share data)
Current tax payable		142		273		349		430		513	444
Deferred tax liabilities		16		11		10		22		452	391
Liabilities under insurance contracts		20,058		22,377		24,515		26,219		52,164	45,144
Other liabilities		23,313		20,916		25,312		25,200		38,238	33,092

Total liabilities	~~W~~	338,735	~~W~~	363,935	~~W~~	392,603	~~W~~	422,949	~~W~~	510,489	$441,791

Equity
Capital stock	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	~~W~~	2,732	$2,365
Hybrid bonds		737		498		424		1,532		1,731	1,498
Capital surplus		9,887		9,887		9,887		9,896		10,565	9,144
Capital adjustments		(424)		(458)		(398)		(553)		(1,117)	(966)
Accumulated other comprehensive income(loss)		305		(102)		(530)		(753)		(258)	(225)
Retained earnings		17,690		18,640		20,792		22,959		25,526	22,090

Total equity attributable to equity holders of the Group		30,840		31,110		32,820		35,726		39,179	33,906
Non-controlling interests		973		635		884		926		2,752	2,381

Total equity	~~W~~	31,813	~~W~~	31,745	~~W~~	33,704	~~W~~	36,652	~~W~~	41,931	$36,287

Total liabilities and equity	~~W~~	370,548	~~W~~	395,680	~~W~~	426,307	~~W~~	459,601	~~W~~	552,420	$478,078

Note:

(1)

Won amounts are expressed in U.S. Dollar at the rate of ~~W~~1,155.5 to US$1.00, the Noon Buying Rate in effect on December 31, 2019 for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

Dividends

	Year Ended December 31,
	2015		2016		2017		2018		2019
	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	~~W~~	1,200	~~W~~	1,450	~~W~~	1,450	~~W~~	1,600	~~W~~	1,850
In U.S. Dollars(1)		$1.03		$1.20		$1.36		$1.44		$1.60
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	5,580	~~W~~	N/A	~~W~~	N/A	~~W~~	N/A	~~W~~	1,850
In U.S. Dollars(1)		$4.77	$	N/A	$	N/A	$	N/A		$1.60

N/A = not available

Note:

(1)

Won amounts for 2015, 2016, 2017, 2018 and 2019 are expressed in U.S. Dollar at the rate of ~~W~~1,169.3, ~~W~~1,203.7, ~~W~~1,067.4, ~~W~~1,112.9 and ~~W~~1,155.5, respectively, to US$1.00, the Noon Buying Rate in effect on December 31, 2015, 2016, 2017, 2018 and 2019, respectively, for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

Selected Statistical Information

Profitability Ratios and Other Data

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	0.69%	0.73%	0.72%	0.72%	0.69%
Average total Group stockholders’ equity(1)	7.87	8.97	8.94	9.23	9.02
Dividend payout ratio(2)	27.21	25.62	23.92	24.81	25.97
Net interest spread(3)	1.78	1.83	1.94	1.91	1.77
Net interest margin(4)	2.08	2.06	2.13	2.14	2.07
Efficiency ratio(5)	88.15	88.73	89.04	85.36	87.11
Cost-to-income ratio(6)	52.74	51.34	52.39	47.51	46.13
Cost-to-average assets ratio(1)(7)	6.56	6.45	7.48	5.84	6.30
Equity to average asset ratio(1)(8)	8.72	8.14	8.00	7.77	7.66

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
(5)

Represents the ratio of non-interest expense to the sum of net interest income and non-interest income. Efficiency ratio is used as a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2015		2016		2017		2018		2019
	(In billions of Won, except percentages)
Non-interest expense (A)	~~W~~	23,368	~~W~~	24,957	~~W~~	30,831	~~W~~	26,042	~~W~~	33,203

Divided by
The sum of net interest income and non-interest income (B)		26,509		28,127		34,627		30,508		38,114
Net interest income		6,693		7,205		7,843		8,580		9,738
Non-interest income		19,816		20,922		26,784		21,928		28,376
Efficiency ratio ((A) as a percentage of (B))		88.15%		88.73%		89.04%		85.36%		87.11%

(6)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(7)	Represents the ratio of non-interest expense to average total assets.
(8)	Represents the ratio of average stockholders’ equity to average total assets.

Asset Quality Ratios

	As of December 31,
	2015		2016		2017		2018		2019
	(In billions of Won, except percentages)
Total gross loans	~~W~~	248,429	~~W~~	261,004	~~W~~	277,489	~~W~~	303,070	~~W~~	327,578
Total allowance for credit losses on loans	~~W~~	2,318	~~W~~	2,361	~~W~~	2,311	~~W~~	2,725	~~W~~	2,685
Allowance for credit losses on loans as a percentage of total loans		0.93%		0.90%		0.83%		0.90%		0.82%
Impaired loans(1)	~~W~~	1,902	~~W~~	1,804	~~W~~	1,793	~~W~~	1,697	~~W~~	1,878
Impaired loans as a percentage of total loans		0.77%		0.69%		0.65%		0.56%		0.57%
Allowance as a percentage of impaired loans		121.87%		130.88%		128.89%		160.58%		142.97%
Total non-performing loans(2)	~~W~~	1,333	~~W~~	1,174	~~W~~	1,075	~~W~~	1,090	~~W~~	1,325
Non-performing loans as a percentage of total loans		0.54%		0.45%		0.39%		0.36%		0.40%
Allowance as a percentage of total assets		0.63%		0.60%		0.54%		0.59%		0.49%

Notes:

(1)

Impaired loans include (i) loans for which the borrower has defaulted under Basel standards applicable during the relevant period and (ii) loans that qualify as “troubled debt restructurings” applicable during the relevant period.

(2)	Non-performing loans are defined as loans, whether corporate or retail, that are past due more than 90 days.

Capital Ratios

	As of December 31,
	2015	2016	2017	2018	2019
	(Percentages)
Group BIS ratio(1)	13.39%	15.00%	14.78%	14.87%	13.90%
Total capital adequacy ratio of Shinhan Bank	14.75	15.70	15.59	16.03	15.91
Adjusted equity capital ratio of Shinhan Card(2)	28.88	26.23	24.52	21.69	20.08
Solvency ratio for Shinhan Life Insurance(3)	204.19	178.28	175.41	238.67	227.86
Solvency ratio for Orange Life Insurance(3)	324.88	319.20	455.32	425.03	393.91

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

(3)

Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the guidelines issued by the Financial Services Commission for life insurance companies. Under these guidelines, Shinhan Life Insurance and Orange Life Insurance are required to maintain a minimum solvency ratio of 100%. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Insurance Companies — Capital Adequacy.”

The Financial Services Commission regulations require that capital ratios be computed based on our consolidated financial statements under IFRS and regulatory guidelines. The following table sets forth our capital ratios computed on the basis of our consolidated financial statements under IFRS and the regulatory guidelines of the Financial Services Commission.

	As of December 31,
	2017		2018		2019
	(In millions of Won, except percentages)
Risk-weighted assets	~~W~~	207,768,636	~~W~~	228,678,105	~~W~~	256,891,664
Total risk-adjusted capital	~~W~~	30,713,464	~~W~~	33,993,061	~~W~~	35,714,570
Tier I capital	~~W~~	27,672,891	~~W~~	30,677,876	~~W~~	31,699,830
Tier I common equity capital	~~W~~	26,756,509	~~W~~	28,696,267	~~W~~	28,561,567
Capital adequacy ratio (%)		14.78%		14.87%		13.90%
Tier I capital adequacy ratio (%)		13.32%		13.42%		12.34%
Common equity capital adequacy ratio (%)		12.88%		12.55%		11.12%

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2015	1,169.3	1,133.7	1,196.4	1,063.0
2016	1,203.7	1,160.5	1,242.6	1,090.3
2017	1,067.4	1,141.6	1,207.2	1,067.4
2018	1,112.9	1,099.3	1,141.7	1,054.6
2019	1,155.5	1,165.8	1,220.7	1,111.8
October	1,169.1	1,183.4	1,205.5	1,163.0
November	1,181.3	1,167.3	1,181.3	1,154.4
December	1,155.5	1,174.7	1,194.5	1,155.5
2020 (through April 17)	1,217.8	1,198.9	1,267.3	1,156.3
January	1,191.3	1,167.5	1,191.9	1,156.3
February	1,214.9	1,195.3	1,218.5	1,179.0
March	1,218.9	1,218.2	1,267.3	1,181.1
April (through April 17)	1,217.8	1,222.5	1,230.6	1,211.7

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

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. Dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. Dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. Dollars are based on the Noon Buying Rate in effect on December 31, 2019, which was ~~W~~1,155.5 to US$1.00. On April 17, 2020, the Noon Buying Rate in effect was ~~W~~1,217.8 to US$1.00.

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy. In light of the ongoing general uncertainty about economic and political conditions in Europe (particularly amidst Brexit), signs of cooling economy for China, the continuing geopolitical and social instability in various parts of the Middle East, including Iraq, Syria and Yemen, as well as in the former republics of the Soviet Union, including Russia and Ukraine, potential escalation of ongoing trade wars between major economies including the U.S. and China and the recent coronavirus (COVID-19) outbreak, among others, significant uncertainty remains as to the global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy. In addition, as the Korean economy matures, it is increasingly exposed to the risk of a “scissor effect,” namely being pursued by competitors in less advanced economies while not having fully caught up with competitors in advanced economies, which risk is amplified by the fact that Korean economy is heavily dependent on exports. The Korean economy also continues to face other difficulties, including sluggishness in domestic consumption and investment, volatility in the real estate market, rising household debt, potential declines in productivity due to aging demographics and low birth rates, and a rise in youth unemployment. Any future deterioration of the global and Korean economies could adversely affect our business, financial condition and results of operations.

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowance for credit losses on loans and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. For example, in 2011 and 2012, the continuing slump in the real estate market and the shipbuilding industry led to increased delinquency among our corporate borrowers, including some Korean commercial conglomerates knowns as “chaebols,” in such industries, and in certain cases, even insolvency, workouts, recovery proceedings and/or voluntary arrangements with creditors. During the same period, the sustained slump in the real estate market also led to increased delinquency among our retail borrowers, and in particular, borrowers with collective loans for pre-sale of newly constructed apartment units. Accordingly, Shinhan Bank’s delinquency ratio (based on delinquency of one or more months past due and after charge-offs and loan sales) increased from 0.48% as of December 31, 2010 to 0.60% as of December 31, 2011 and 0.61% as of December 31, 2012. However, primarily due to a modest rebound in the housing market and Shinhan Bank’s active efforts to reduce its exposure to such troubled industries and other at-risk borrowers through preemptive risk management policies and increased lending to borrowers with high-quality credit profiles as part of Shinhan Bank’s strategic initiative to improve its asset quality, Shinhan Bank’s delinquency ratio has steadily decreased or remained stable since then, to 0.39% as of December 31, 2013, 0.31% as of December 31, 2014, 0.33% as of December 31, 2015, 0.28% as of December 31, 2016, 0.23% as of December 31, 2017, 0.25% as of December 31, 2018 and 0.26% as of December 31, 2019. Shinhan Bank’s delinquency ratio has remained stable during the past few years mainly due to Shinhan Bank’s efforts to increase asset quality for both its retail and corporate loans and reduce exposures in certain industries such as IT, manufacturing and construction. There is no assurance, however, that Shinhan Bank will not experience further credit losses on loans from borrowers, particularly those in troubled industries, since the quality of loans to such borrowers may further deteriorate due to a continued slump in volatile industries amid sluggish economic situation or for other reasons. In addition, the recent coronavirus (COVID-19) outbreak is expected to have a direct impact on global and domestic consumption, most notably in the transportation, tourism, retail, lodging, catering, industrial production and construction industries, and particularly small- and medium-sized enterprises and retail customers may face significant difficulties in making timely interest and principal payments, which may lead to an increase in delinquency and adversely affect Shinhan Bank’s asset quality.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2019, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks, two Internet-only banks and branches and subsidiaries of 36 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including

Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to “small office, home office” (“SOHO”) with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Shinhan Bank’s net interest margin (on a separate basis) declined slightly to 1.54% in 2019 from 1.62% in 2018 due to, at least partly, decreases in base interest rate by the Bank of Korea from 1.75% to 1.50% in July 2019 and from 1.50% to 1.25% in October 2019 and may decline further as the Bank of Korea has reduced the base interest rate from 1.25% to 0.75% in March 2020 and if the base interest rate is decreased again during 2020. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Further, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

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

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea recently, including Hana Financial Group’s acquisition of Korea Exchange Bank in 2012 and the resulting merger of Hana Bank and Korea Exchange Bank in September 2015. Moreover, in 2014, pursuant to the implementation of the Government’s privatization plan with respect to Woori Finance Holdings (now merged into Woori Bank) and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the Government’s ownership interests in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group (now BNK Financial Group), respectively. In 2015, the Government decided to sell a 30% to 40% interest in Woori Bank to multiple investors in separate blocks ranging from 4% to 10% each. Since December 2016, Korea Deposit Insurance Corporation has consummated sales transactions with seven institutional investors including Kiwoom Securities, Korea Investment and Securities, Hanwha Life Insurance, Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments and IMM Private Equity for the sale of an aggregate 29.7% interest in Woori Bank in separate blocks. In the securities brokerage sector, Mirae Asset acquired KDB Daewoo Securities in 2016, creating the largest brokerage company in Korea by assets, and on June 1, 2016, KB Financial Group completed its acquisition of Hyundai Securities and merged it with its existing brokerage unit, KB Investment & Securities Co, creating the fifth largest brokerage company in Korea by assets. In the asset management business sector, Woori Financial Group acquired two asset management companies, Tongyang Asset Management and ABL Global Asset Management (former Allianz Global Investors). Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding. In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses and closed on February 1, 2019. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance has become our wholly owned subsidiary as of such date. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since July 2015, the Financial Services Commission has provided, through the Korea Financial Telecommunications and Clearings Institute, the integrated automatic payment transfer management service, which allows account holders to search for, terminate or modify automatic payments they have set up with financial institutions participating in such service (currently including banks, securities companies and other financial institutions such as The Post Office, Korean Federation of Community Credit Cooperatives, National Credit Union Federation of Korea, Mutual Savings Bank and National Forestry Cooperative Federation). In addition, the Financial Services Commission began providing the integrated account management service from December 2016, which allows account holders to search for detailed information of their bank accounts opened in banks participating in such service, close small-sum inactive accounts (i.e., accounts with no transaction activity during the previous one year period and with a balance of less than ~~W~~500,000) and transfer the balance in such accounts to other accounts. Moreover, in December 2017, the Financial Services Commission introduced the “my account at a glance” system, which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on one page. The “my account at a glance” system became available on mobile channels in February 2016 and expanded its scope of services to include savings banks and securities companies. Since their introduction, the integrated automatic payment transfer management service, integrated account management service and “my account at a glance” system have gained widespread acceptance. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market. Moreover, the Regulation on the Supervision of the Banking Business was amended on July 12, 2018 to provide that, beginning on January 1, 2020, in calculating loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. This may further intensify competition for corporate loans and deposits among commercial banks and, as a result, Shinhan Bank may face difficulties in increasing or retaining its corporate loans and deposits, which in turn may result in an increase in its cost of funding.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. Also, widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to the competitive threat faced by existing credit card service providers, including our credit card subsidiary. In 2015, the Government announced its plans to allow Internet-only banks to operate in Korea. KT consortium’s K-Bank and Kakao consortium’s Kakao Bank commenced operations in April 2017 and July 2017, respectively, and Viva Republica consortium’s Toss Bank has recently obtained preliminary business authorization from the Financial Services Commission on December 16, 2019. Internet-only banks may have advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

As part of the Government’s financial policies to promote innovative digital finance, 10 commercial banks, including Shinhan Bank, began offering a preliminary open banking service in October 2019. More local banks and fintech companies joined in December 2019, when the open banking service was fully and officially launched. Open banking service allows each fintech company and bank to provide banking services, such as checking balances and making withdrawals and transfers, with regards to customers’ accounts at other banks. Using open banking service, customers can easily access accounts, products and services across multiple banks, instead of being limited to the accounts, products and services available at the particular bank that they deal with. In addition, on January 9, 2020, the Korean National Assembly passed amendments to three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information). These amendments introduced the MyData service, allowing and requiring (upon the customer’s request and subject to compliance requirements) financial institutions that have been approved by the Financial Service Commission as a MyData service provider access and sharing of customers’ personal information, credit information and transaction data. If and when fintech companies receive authorization as MyData service providers, we expect competition for customers among banks and fintech firms such as Kakao Pay, Toss and Bank Salad to intensify.

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

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, since January 1, 2015, we and our banking subsidiaries in Korea are required to maintain a minimum common equity Tier I capital adequacy ratio of 4.5%, a Tier I capital adequacy ratio of 6.0% and a total capital (BIS) ratio of 8.0%. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. In addition, as further described below, Shinhan Bank is also required to maintain a capital conservation buffer and additional capital as a domestic systemically important bank and may be required to maintain a countercyclical capital buffer. Also, our subsidiaries Shinhan Card, Shinhan Life Insurance, Orange Life Insurance and Shinhan Investment are each required to maintain a consolidated adjusted equity capital ratio of 8.0%, a solvency ratio of 100% and a net capital ratio of 100%, respectively.

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

In December 2010, the Basel Committee issued final rules in respect of (i) a global regulatory framework for more resilient banks and banking systems and (ii) an international framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as “Basel III.” Under Basel III, Tier I capital is defined to include common equity Tier I and additional Tier I capital. Common equity Tier I capital is a new category of capital primarily consisting of common stock, capital surplus, retained earnings and other comprehensive income (progressively phased into the capital ratio calculation over several years). The new minimum capital requirements, including the minimum common equity Tier I requirement of 4.5% and additional mandatory capital conservation buffer requirement of 2.5%, have been fully implemented as of January 1, 2019. Additional discretionary countercyclical capital buffer requirements are also expected to be phased in, which will range at the discretion of national regulators between 0% and 2.5% of risk-weighted assets. Basel III also introduces a minimum leverage ratio requirement. On December 7, 2017, the Basel Committee finalized several key methodologies for measuring risk-weighted assets. The revisions include a standardized approach for credit risk, a standardized approach for operational risk, revisions to the credit valuation adjustment (CVA) risk framework and constraints on the use of internal models. The Basel Committee had also previously finalized a revised standardized model for counterparty credit risk, revisions to the securitization framework and its fundamental review of the trading book, which updates both modeled and standardized approaches for market risk measurement. The revisions also include an output floor set at 72.5% of total risk-weighted assets based on the revised standardized approaches to limit the extent to which banks can reduce risk-weighted asset levels through the use of internal models. The Basel Committee has recommended that banks implement the 2017 reforms by January 2022 with respect to the revised standardized approach for credit and operational risk, revised CVA framework, and revised market risk framework. The 72.5% capital floor is subject to a six-year phase-in period, beginning at 50% in January 2020 and increasing to 72.5% by January 2027. Upon implementation, banks in jurisdictions that permit reference to external credit ratings will be able to take into account external credit ratings in determining the risk weights for certain exposure classes, and different mortgage risk weights will apply depending on the loan-to-value ratio of the mortgage. In addition, the 2017 reforms remove the option to use internal ratings-based approaches for measurement of equity exposures, thus requiring use of the standardized approach. Banks will also need to reflect internal loss data in evaluating operational risk and comply with the principles for sound management of operational risk.

In order to implement the capital requirements under Basel III in Korea, the Regulation on the Supervision of the Banking Business was amended, effective December 1, 2013. Under the amended Regulation on the Supervision of the Banking Business, effective from January 1, 2015, commercial banks in Korea are required to maintain a minimum common equity Tier I ratio of 4.5%, a minimum Tier I capital ratio of 6.0% and a minimum total capital (BIS) ratio of 8.0%. The Regulation on the Supervision of the Banking Business was further amended on December 26, 2014, to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019. Capital conservation buffer requirements have also been phased in from January 1, 2016 in increments of 0.625% annually, to the effect that commercial banks in Korea are required to maintain a capital conservation buffer of 2.5% as of January 1, 2019. If a commercial bank fails to maintain such capital conservation buffer requirements, such bank will be subject to certain restrictions relating to its use of income, such as distributing dividends and purchasing treasury stock. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group, Shinhan Bank and Jeju Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, from 2016 through 2020. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%, and the Financial Supervisory Service has maintained the countercyclical capital buffer requirement at 0% for the first quarter of 2020. In addition, the Regulation on the Supervision of the Banking Business is expected to be amended during 2020 to introduce an additional countercyclical capital buffer requirement that specifically addresses the increase of credit in the retail sector. This is in addition to and separate from the existing general countercyclical capital buffer requirements that take into account the degree of increase in credit generally relative to the gross domestic product. The Detailed Regulation on the Supervision of the Banking Business was also amended on June 30, 2018 to add “concentration of risk in the retail sector” as an additional criterion when the Financial Supervisory Service evaluates the risk management systems of Korean banks.

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

For example, Basel III includes an international framework for liquidity risk measurement, standards and monitoring, as noted above, including a new minimum liquidity standard, known as the liquidity coverage ratio, which is designed to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and speedily converted into cash in the private marketplace to survive a significant stress scenario lasting 30 calendar days. The liquidity coverage ratio is computed as (a) the value of a banking organization’s HQLA, divided by (b) its total expected net cash outflows over the next 30 calendar days under stress scenarios. The minimum liquidity coverage ratio is 100%. In January 2013, the Basel Committee released a revised formulation of the liquidity coverage ratio, one of two quantitative liquidity measures approved in December 2010 as part of Basel III. The Basel Committee extended the timetable for full phase-in of the liquidity coverage ratio to the effect that the minimum liquidity coverage ratio was set at 60% as of January 1, 2015 and thereafter was increased in annual increments of 10% so that the minimum liquidity coverage ratio is 100% as of January 1, 2019. In December 2014, the Financial Services Commission promulgated regulations to implement the liquidity requirements of Basel III, including raising the minimum liquidity coverage ratio to 80% as of January 1, 2015 and thereafter by annual increments of 5% so that the minimum liquidity coverage ratio for commercial banks in Korea is 100% since January 1, 2019.

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

Of particular importance is the change in the base and market interest rates. Since 2009, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015, 1.50% in June 2015, and further reduced such rate to the historic low of 1.25% in June 2016. In November 2017, the Bank of Korea raised the base interest rate to 1.50%, marking the first time it increased the base interest rate since 2011, and further raised such rate to 1.75% in November 2018. The Bank of Korea reduced the base interest rate from 1.75% to 1.50% in July 2019, from 1.50% to 1.25% in October 2019 and from 1.25% to 0.75% in March 2020. Interest rate movements, in terms of magnitude and timing as well as their relative impact on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) increase at a slower pace or by a thinner margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average repricing frequency of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, a decrease in the base interest rates tends to decrease our net interest margin while an increase in the base interest rates tends to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our financial condition and results of operations, could suffer significantly.

We cannot assure you when and to what extent the Bank of Korea will in the future adjust the base interest rate, to which the market interest rate correlates. A decision to adjust the base interest rate is subject to many policy considerations as well as market factors, including the general economic cycle, inflationary levels, interest rates in other economies and foreign currency exchange rates, among others. In general, a decrease in interest rates adversely affects our interest income due to the different maturity structure for our assets and liabilities as discussed above. In contrast, if there were to be a significant or sustained increase in interest rates, all else being equal, such movement would lead to a decline in the value of traded debt securities and could also raise our funding costs, while reducing loan demand, especially among retail customers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches in our asset liability management and to maintain our profitability. In addition, rising interest rates may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to deterioration of asset quality for our credit portfolio. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rates will increase the funding costs of our borrowers and may adversely affect their ability to make payments on their outstanding loans. See “Item 5.A. Operating Results — Interest Rates.”

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

The extent to which the recent coronavirus (COVID-19) outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

The rapid and diffuse spread of the recent coronavirus (COVID-19) and global health concerns relating to this outbreak, which was declared a “pandemic” by the World Health Organization in March 2020, have had severe negative impact on, among other things, financial markets, liquidity, economic conditions and trade and could continue to do so or could worsen for an unknown period of time, which could in turn have a material adverse impact on our business, results of operations and financial condition, including liquidity, asset quality and growth. The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition will depend on future developments, including the timeliness and effectiveness of actions taken or not taken to contain and mitigate the effects of COVID-19 both in Korea and internationally by governments, central banks, healthcare providers, health system participants, other businesses and individuals, which are highly uncertain and cannot be predicted. In particular, a number of governments and organizations have revised GDP growth forecasts for 2020 downward in response to the economic slowdown caused by the spread of COVID-19, and it is possible that the COVID-19 outbreak will cause a prolonged global economic crisis or recession. Also, if any of our employees or customers are suspected to have been infected or identified as a possible source of COVID-19, we may be required to quarantine the employees as well as any others that had come into contact with them and may also be required to disinfect the affected bank branches or other offices and therefore suffer a temporary suspension of business operations. Any of these factors could have a material adverse effect on our results of operations and financial condition, including liquidity, asset quality and growth.

Risks Relating to Our Banking Business

We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Shinhan Bank’s loans (before allowance for credit losses on loans and deferred loan origination costs and fees) to such enterprises amounted to ~~W~~78,556 billion as of December 31, 2017, ~~W~~84,972 billion as of December 31, 2018 and ~~W~~91,162 billion as of December 31, 2019, representing 28.3%, 28.0% and 27.8%, respectively, of our total loan portfolio as of such dates.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through conservative lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2017, 2018 and 2019, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~303 billion, ~~W~~299 billion and ~~W~~346 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.39%, 0.35% and 0.38%, respectively. If the ongoing difficulties in the Korean or global economy were to continue or aggravate, the delinquency ratio for our loans to small- and medium-sized enterprises may rise.

Of particular concern is our exposure to enterprises in the real estate and leasing and construction industries. As of December 31, 2019, Shinhan Bank had outstanding loans (before allowance for credit losses on loans and deferred loan origination costs and fees) to enterprises in the real estate and leasing and construction industries (many of which are small- and medium-sized enterprises) of ~~W~~28,868 billion and ~~W~~3,172 billion, respectively, representing 10.7% and 1.2%, respectively, of its total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which have yet to stage a meaningful turnaround.

The enterprises in the real estate development and construction industries in Korea, which are heavily concentrated in the housing market, have recently seen modest growth backed by the housing market which has remained strong over the recent few years. However, the Government’s policy measures to stabilize the real estate market, oversupply of residential property, ongoing economic sluggishness in Korea and globally and demographic changes in the Korean population may result in difficulties to the housing market in general as well as these enterprises. We also have limited exposure to real estate project financing, particularly by construction companies that have built residential units in provinces outside the metropolitan Seoul area, which have experienced a relatively low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a key source for liquidity and cash flow.

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

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2019, the secured portion of Shinhan Bank’s loans (before allowance for credit losses on loans and deferred loan origination costs and fees) amounted to ~~W~~121,944 billion, representing 49.1% of its total loans. No assurance can be given that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 45% to 82% of the appraised value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government, and to periodically re-appraise such collateral. In order to mitigate our loss in the event of a decrease in the value of collateral, we have made effort to increase the proportion of installment principal repayment-based loans and manage the loan-to-value ratio of loans. As of December 31, 2019, installment principal repayment-based housing loans accounted for 49.6% of the housing loans extended by Shinhan Bank, and the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 49.6%. Despite these efforts however, if the real estate market in Korea experiences a downturn, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take 10 to 14 months from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. No assurance can be given that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated largely in the construction of residential complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. Shinhan Bank has actively managed and reduced its real estate project financing-related exposure, particularly during sustained downturns in the Korean real estate market. As of December 31, 2019, the total outstanding amount of Shinhan Bank’s real estate project financing-related exposure was ~~W~~3.7 trillion. However, if defaults were to significantly increase under our existing loans to real estate development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, this may have an adverse effect on our business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of Shinhan Bank’s 10 largest corporate exposures as of December 31, 2019, two were companies for which Shinhan Bank was a main creditor bank. All of the 10 companies are or were members of the main debtor groups as identified by the Governor of the Financial Supervisory Service, which are mostly comprised of the largest Korean commercial conglomerates known as “chaebols.” As of such date, the total amount of Shinhan Bank’s exposures to the 10 companies was ~~W~~18,325 billion, or 9.8%, of its total exposures. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group amounted to ~~W~~3,797 billion, or 2.0%, of its total exposures. Largely due to the continued stagnation in the shipbuilding industry, current and former member companies of the STX Group, one of the leading conglomerates in Korea, entered into voluntary arrangements in 2013 with their creditors (including Shinhan Bank) to improve their credit situation, and STX Offshore & Shipbuilding and STX Heavy Industries, two of the STX Group’s member companies, recently filed for court receivership in May 2016 and July 2016, respectively. Due to stagnation in the construction industry, Keangnam Enterprises Co., Ltd., a large construction company in Korea, also entered into workout proceedings in 2013 and subsequently filed for recovery proceedings in March 2015. Dongbu Steel Co., Ltd. and Sambu Construction Co., Ltd. also experienced significant hardship and entered into workout or recovery proceedings in 2015. Additionally, in October 2015, creditors of Daewoo Shipbuilding & Marine Engineering Co., Ltd., led by Korea Development Bank, announced a restructuring plan that included cash injection and additional loans totaling ~~W~~4.2 trillion and extensive streamlining measures, and in November 2016, Korea Development Bank agreed to swap ~~W~~1.8 trillion of debt to equity and the Export-Import Bank of Korea agreed to issue ~~W~~1 trillion of perpetual bonds. Amid continued deterioration of Daewoo Shipbuilding & Marine Engineering Co., Ltd.’s financial conditions, in March 2017, Korea Development Bank and the Export-Import Bank of Korea further agreed to provide an additional ~~W~~2.9 trillion in loans and swap ~~W~~1.6 trillion of debt to equity, provided that other creditors and bondholders agree to certain debt-to-equity swaps and extension of maturities. In January 2016, Hanjin Heavy Industries & Construction Co., Ltd. entered into voluntary restructuring agreements with its creditors due to liquidity shortage in the wake of prolonged industry slowdown. Partly as a result of its active past efforts to reduce exposure to the shipbuilding and construction sectors, Shinhan Bank currently has limited exposure to the aforementioned troubled companies. However, if the credit quality of Shinhan Bank’s exposure to large corporations, including those in the main debtor groups, declines, Shinhan Bank may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect its financial condition, results of operations and capital adequacy. No assurance can be given that the allowances it has established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

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

In recent years, consumer debt, including lending to households and small unincorporated businesses, has continued to increase in Korea. Shinhan Bank’s portfolio of retail loans is comprised of two principal product types, namely secured retail loans (which are primarily comprised of mortgage and home equity loans secured by real estate) and general purpose loans (which are unsecured loans and tend to carry a higher credit risk). As of December 31, 2019, Shinhan Bank’s retail loan portfolio (before allowance for credit losses on loans and deferred loan origination costs and fees and excluding credit card loans) was ~~W~~123,219 billion, representing 45.6% of its total loans outstanding. As of December 31, 2017, 2018 and 2019, Shinhan Bank’s non-performing retail loans (excluding credit card loans) were ~~W~~215 billion, ~~W~~238 billion and ~~W~~271 billion, respectively, representing non-performing loan ratios (net of charge-offs and loan sales) of 0.21%, 0.21% and 0.22%, respectively.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. For example, a rise in unemployment, an increase in interest rates or a decline in housing prices in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults. Economic difficulties in Korea that hurt consumers could result in increasing delinquencies and a decline in the asset quality of our household loan portfolio, which may in turn require us to record higher provisions for credit loss and charge-offs and may materially and adversely affect our financial condition and results of operations.

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the notes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2019, we had aggregate guarantees and acceptances of ~~W~~14,893 billion, for which we provided allowances for losses of ~~W~~91.1 billion. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

As of December 31, 2017, 2018 and 2019, Shinhan Card’s interest-earning credit card assets amounted to ~~W~~25,250 billion, ~~W~~28,311 billion and ~~W~~30,597 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

Internet-only banks, as well as non-financial institutions and fintech companies, are becoming major competitors to Shinhan Card in various business areas, particularly in the mid-term interest loan, and mid-range credit loan and installment financing markets. KT consortium’s K-Bank and Kakao consortium’s Kakao Bank commenced operations in April 2017 and July 2017, respectively. In addition, with the rapid growth of online service providers and technology companies providing virtual payment services, more competitors are entering the financial payments industry, creating a new paradigm in the payments market and changing the competitive landscape. New competitors, including Kakao Corp., NAVER and Samsung Electronics, have introduced new payment methods which are now competing with Shinhan Card’s payment model AppCard. In 2018, Kakao Bank launched its own credit card business, expanding its mid-range interest rate loan offerings and competing with the existing credit card service providers. Shinhan Card is currently making efforts to enhance its AppCard payment model and cooperating with other credit card service providers to promote its joint NFC (near field communication) payment network. With the introduction of the MyData service and increased sharing of customers’ personal information, credit information and transaction data among various digital platforms, we expect competition for customers to intensify.

In addition, Government policies and regulations aimed at protecting small- and medium-sized enterprises, such as the reduction of fees chargeable to small- and medium-sized merchants, may have a material adverse effect on our revenues from Shinhan Card. In January 2012, the Government expanded the definition of a small- and medium-sized merchant to include those with annual sales of up to ~~W~~200 million and, effective September 2012, lowered fees chargeable to such merchants from 1.8% to 1.5% with respect to credit cards. In January 2015, the Government further expanded the definition of a small- and medium-sized merchant to include those with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and imposed a cap on fees chargeable to such merchants at 2.0% with respect to credit cards. In November 2015, the Government announced a further reduction in the merchant fees chargeable to small- and medium-sized enterprises with respect to credit cards, effective January 31, 2016, from 2.0% to 1.3% for merchants with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and from 1.5% to 0.8% for merchants with annual sales of up to ~~W~~200 million. In July 2017, the Enforcement Decree of the Specialized Credit Finance Business Act was amended to expand the range of small- and medium-sized enterprises subject to lower merchant fees. Upon the amendment, merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 1.3%, and merchants with annual sales of up to ~~W~~300 million are subject to merchant fees chargeable with respect to credit cards of 0.8%. In January 2019, the government further expanded the definition of a small- and medium-sized merchant to include those with annual sales of more than ~~W~~500 million and up to ~~W~~3 billion. Upon the amendment, merchants with annual sales of less than ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 0.8%, merchants with annual sales of more than ~~W~~500 million and up to ~~W~~1 billion are subject to merchant fees chargeable with respect to credit cards of 1.4%, and merchants with annual sales of more than ~~W~~1 billion and up to ~~W~~3 billion are subject to merchant fees chargeable with respect to credit cards of 1.6%. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, starting from 2012, and the rates of fees chargeable may be further adjusted due to changes in relevant regulations or Government policy. Additionally, during 2018, the Seoul metropolitan and other regional governments have launched “Zero Pay”, a government sponsored QR code-based mobile payment platform charging little to no transaction fees (up to 0.5% depending on volume of sales) and aimed at reducing transaction fees small businesses pay to credit card companies. The Financial Services Commission also announced its plans to establish an open banking system that would provide fintech firms access to banks’ payment systems at lower costs. Additional amendments to regulations requiring further downward adjustments to merchant fees or Government policies aimed at reducing transaction fees paid to credit card companies may be implemented in the future, placing further downward pressure on the results of operations for credit card companies, including Shinhan Card.

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

We, through our investment and other subsidiaries, currently provide, and seek to expand the offerings of, brokerage and other commission- and fee-based services. Downturns in stock markets typically lead to a decline in the volume of transactions that we execute for our customers and, therefore, a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are often based on the size of the assets under management, a downturn in the stock market, which has the effect of reducing the value of our clients’ portfolios or increasing the amount of withdrawals, also generally reduces the fees we receive from our securities brokerage, trust account management and other asset management services. Even in the absence of a market downturn, below-market performance by our securities, trust account or asset management subsidiaries may result in increased withdrawals and reduced cash inflows, which would reduce the revenue we receive from these businesses. In addition, protracted declines in asset prices can reduce liquidity for assets held by us and lead to material losses if we cannot close out or otherwise dispose of deteriorating positions in a timely way or at commercially reasonable prices. In July 2019, we made a capital contribution of ~~W~~660 billion by subscribing for new shares of common stock of Shinhan Investment, enabling Shinhan Investment to satisfy the ~~W~~4 trillion capitalization requirement required to apply to the Financial Services Commission for designation as a mega-investment bank (“mega-IB”). Upon designation as a mega-IB, Shinhan Investment will be able to issue debt securities up to 200% of its capitalization amount and would be able to utilize such proceeds for corporate lending and other businesses. This capital contribution was made in line with our strategic initiative to strengthen our non-banking businesses and capital market activities. However, we cannot assure you that this capital contribution, any designation of Shinhan Investment as a mega-IB or any resulting developments will not have a negative effect on our business, financial condition and results of operations that outweigh any potential benefits, and we may not be successful in furthering our strategic initiative.

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

Significantly lower or negative investment margins may cause us to accelerate amortization, thereby reducing net income in the affected reporting period and potentially negatively affecting our credit instrument covenants or rating agency assessment of our financial condition. In addition, under IFRS 17, which is expected to become effective beginning 2023, insurance contract liabilities will be calculated in terms of market value (as the present value of future insurance cash flows with a provision for risk) instead of book value. As the discount rate will reflect current interest rates rather than book yields, we may have a significantly higher debt balance under IFRS 17 due to higher insurance liabilities, thereby resulting in a decrease in our risk-based capital.

We may fail to realize the anticipated benefits of and encounter significant risks in connection with mergers and acquisitions.

We continue to seek and evaluate opportunities for diversification and growth of our business, including through strategic acquisitions, and have experienced substantial growth through several mergers and acquisitions. Most notably, our acquisition of Chohung Bank in 2003 has enabled us to have the second largest banking operations in Korea. In addition, our acquisition in March 2007 of LG Card, the then largest credit card company in Korea, has enabled us to have the largest credit card operations in Korea and significantly expand our non-banking business capacity so as to achieve a balanced business portfolio. In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses and closed on February 1, 2019. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance has become our wholly owned subsidiary as of such date. On October 31, 2018, we agreed to acquire Asia Trust Co., Ltd. in order to expand our real estate business capacity and have also acquired certain small-sized overseas financial service companies and asset management companies. We expect to integrate these and any future acquisitions with our existing businesses and generate synergies and expand our business capabilities. However, we may encounter significant risks, including difficulty in successfully integrating acquired businesses, increased expenses such as working capital requirements or capital expenditures, regulatory risks and financial risks such as potential liabilities of the businesses we acquire. In addition, evaluating potential acquisitions may require us to incur significant expenses or divert management’s attention away from other business issues. As such, no assurance can be given that any completed or contemplated acquisitions will not have a negative effect on our business, financial condition and results of operations that outweigh any potential benefits.

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

We are one of the largest and most influential financial institutions in Korea by virtue of our financial track records, market share and the size of our operations and customer base. Our reputation is critical to maintaining our relationships with clients, investors, regulators and the general public. Our reputation can be damaged in numerous ways, including, among others, employee misconduct (including embezzlement), cyber or other security breaches, litigation, compliance failures, corporate governance issues, failure to properly address potential conflicts of interest, the activities of customers and counterparties over which we have limited or no control, prolonged or exacting scrutiny from regulatory authorities and customers regarding our trade practices, or uncertainty about our financial soundness and our reliability. If we are unable to prevent or properly address these concerns, we could lose our existing or prospective customers and investors, which could adversely affect our business, financial condition and results of operations. For details of the claims, disputes, legal proceedings and government investigations we are subject to, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

The public is developing heightened awareness about the importance of keeping their personal data private, and the financial regulators are placing greater emphasis on data protection by financial service providers. For example, under the Personal Information Protection Act, as last amended in October 2017, financial institutions, as personal information manager, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically request or permit the management of resident registration numbers. Further, under the Use and Protection of Credit Information Act, as last amended in December 2018, a financial institution has a higher duty to protect credit information, meaning information necessary to assess the creditworthiness of the counterparty to financial transactions and other commercial transactions. Such regulations have considerably restricted a financial institution’s ability to transfer or provide the information to its affiliate or holding company, and treble damages can be imposed on a financial institution for a leakage of such information. In addition, under the Electronic Financial Transaction Act, as last amended in April 2017 with effect from October 2017, a financial institution is primarily responsible for compensating its customers harmed by the financial institution’s cyber security breach, even if the breach is not directly attributable to the financial institution. Recently, on January 9, 2020, the Korean National Assembly passed amendments to three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information), expanding the scope of personal information that may be shared among financial institutions. With this, we expect cyber security and ensuring confidentiality of customers’ information to become more important than ever for financial institutions. We maintain an integrated system that closely monitors customer information to ensure compliance with data protection laws and regulations as well as our internal policies.

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

Partly as a result of these efforts, Shinhan Card did not receive any claims in 2019 in relation to voice phishing. Accordingly, we do not believe that any currently outstanding claims in relation to voice phishing will have a material adverse impact on our business, financial condition or results of operations. Additionally, other than voice phishing incidents and the recent cyber security attacks as discussed above, we have not experienced any material security breaches in the past. However, given continual advances in technology and the increasing sophistication of the financial scammers, there is no assurance that we will be able to prevent future financial scams or that the frequency and scope of financial scams will not rise. If financial scams involving us and our subsidiaries were to continue or to become more prevalent, it may result in compensation for any losses suffered by victims thereof, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, compliance with the present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of our preventive measures, any of which may have a material adverse effect on our business, results of operations and financial condition.

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

For example, the Government has taken and is taking various initiatives to support small- and medium-sized enterprises and low-income individuals, who were disproportionately affected by the downturn in the Korean and global economy in the late 2000s and have yet to fully recover. As part of these initiatives, the Financial Supervisory Service has recently encouraged banks in Korea to increase lending to small- and medium-sized enterprises in order to ease the financial burden on such enterprises amid sluggish economic recovery, and in February 2016, the Bank of Korea announced that it would increase support for loans to small- and medium-sized enterprises in anticipation of growing liquidity difficulties among such enterprises in light of the sustained sluggishness of the general economy and to stimulate trade exports, infrastructure investments and entrepreneurial efforts. The financial regulators have also adopted several measures designed to improve certain lending practices of the commercial banks which practices were perceived as having an unduly prohibitive effect on extending loans to small- to medium-sized enterprises. Moreover, in response to the threat posed to the economy by the recent coronavirus (COVID-19) outbreak, the Government has implemented various emergency aid initiatives involving Korean banks, including Shinhan Bank, to provide liquidity assistance to small- and medium-sized enterprises. Such initiatives include extending new loans to borrowers with low credit ratings, extending maturity dates on existing loans and deferring interest payment obligations on certain loans. Our participation in such Government initiatives may lead us to extend credit to small- and medium-sized enterprises that we would not otherwise extend, or offer terms on such credit that we would not otherwise offer, in the absence of such initiatives. There is no guarantee that the financial condition and liquidity of the small- and medium-sized enterprises benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis or at all. Accordingly, an increase in our exposure to small- and medium-sized enterprise borrowers resulting from such Government initiatives may have a material adverse effect on our financial condition and results of operations.

In addition, as a way of supporting the Government’s initiative to assist promising startups, in February 2015, the financial regulators announced that they would encourage the banks in Korea to increase lending to technology companies in the small- to medium-sized enterprise segment and to enhance technology-related credit review capabilities. Pursuant to these initiatives, Shinhan Bank has reinforced its credit review process with increased staff and developed a technology-related credit assessment system, resulting in a Level 4 designation for 2019, the highest among Korean commercial banks, by the Financial Services Commission in terms of technology evaluation capability. According to the Korea Federation of Banks, the aggregate balance of loans to technology companies in the small- to medium-sized enterprise segment reached ~~W~~127.7 trillion, ~~W~~163.8 trillion and ~~W~~191.7 trillion as of December 31, 2017, 2018 and September 2019, respectively. Shinhan Bank’s total lending to technology companies extended during the year ended December 31, 2017, 2018 and 2019 was ~~W~~14.5 trillion, ~~W~~18.1 trillion and ~~W~~21.7 trillion, respectively, and the total balance of outstanding loans to technology companies as of December 31, 2019 was ~~W~~26.4 trillion.

Furthermore, in response to an increasing level of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Financial Services Commission announced in February 2014 that it plans to increase the proportion of fixed interest rate loans and installment principal repayment-based loans within the total housing loans extended by commercial banks (which loans have historically been, for the most part, variable interest rate loans with the entire principal being repaid at maturity, which is usually rolled over on an annual basis). According to this plan, the target proportion for fixed interest rate loans was set at 35%, 37.5% and 40% and the target proportion for installment principal repayment-based housing loans was set at 35%, 40% and 45%, each by the end of 2015, 2016 and 2017, respectively. Amid concerns about increasing household debt, in May 2016 the target proportion for fixed interest rate loans and installment principal repayment-based housing loans for 2016 were increased to 40% and 45%, respectively, and in February 2017 the target proportion for fixed interest rate loans and installment principal repayment-based housing loans for 2017 were increased to 45% and 55%, respectively. The target proportions for fixed interest rate loans for 2018 and 2019 were subsequently increased to 47.5% and 48%, respectively, while the target proportion for installment principal repayment-based housing loans remained at 55% for 2018 and 2019. In April 2020, the Financial Services Commission announced that the target proportion for fixed interest rate loans for 2020 would be set at 50%. In addition, an expanded tax deduction limit for interest repayment is granted for loans with maturity of 10 years or more (compared to 15 years or more prior to this plan). The Financial Services Commission announced that it would examine whether banks meet their targets on an annual basis.

In furtherance of the policy to expand the proportion of fixed rate housing loans, the Financial Services Commission implemented “Relief Debt Conversion” program from March 24 to March 27, 2015 and from March 30 to April 3, 2015, respectively, under which borrowers of eligible housing loans (namely, loans that have been in existence for one year or more since the original loan date, with no delinquency in the past six months, with principal amounts of ~~W~~500 million or less and for houses valued at ~~W~~900 million or less that are on a floating rate basis and/or an interest payment only basis) might convert such loans to new fixed rate loans in respect of which the borrowers would be required to repay the principal and interest in installment for a term of 10, 15, 20 or 30 years without a grace period, provided that the new loans pass the maximum loan-to-value ratio of 70% (irrespective of the location of the property) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions). The borrowers were allowed to convert the original loans only at the banks that extended such loans. According to the Financial Services Commission, under this program, approximately 327,000 borrowers converted loans in the aggregate amount of ~~W~~31.7 trillion to fixed rate loans, of which Shinhan Bank accounted for approximately 13.5%. Due in large part to such initiatives, fixed interest rate loans and installment principal repayment-based loans accounted for 44.2% and 51.0%, respectively, of the total housing loans extended by commercial banks in Korea as of June 30, 2018, according to data published by the Government in December 2018. Fixed interest rate and installment principal repayment-based housing loans accounted for 45.8% and 49.6%, respectively, of the housing loans extended by Shinhan Bank as of December 31, 2019.

On August 26, 2019, the Financial Services Commission announced that it will implement an additional round of the program for up to ~~W~~20 trillion. Despite tighter thresholds for eligibility, including newly adopted restrictions on annual income, and the imposition of prepayment penalties, the newly implemented program is expected to be substantively similar to the mortgage refinancing program implemented in 2015. Similar to the 2015 program, banks holding newly converted fixed rate loans will be required to sell such loans to Korea Housing Finance Corporation, which will then securitize such loans and issue mortgage-backed securities (backed by such loans) to be purchased by the banks who sold the loans in proportion to the amounts of the loans sold. The amount of loans Shinhan Bank will need to transfer to Korea Housing Finance Corporation is ~~W~~1.7 trillion, but the amount of mortgage-backed securities Shinhan Bank will need to purchase from Korea Housing Finance Corporation has yet to be determined. Similar to the 2015 program, in the event that market interest rates increase from those applicable during this program’s implementation, we may experience valuation or realization losses on the mortgage-backed securities to be held by Shinhan Bank. Further, Shinhan Bank will be required to hold mortgage-backed securities it purchases from Korea Housing Finance Corporation under the program for a period of one year, and Shinhan Bank also may not be able to sell or otherwise dispose of the mortgage backed securities in the market or otherwise in amounts or at prices commercially reasonable due to the prevailing interest rate environment and/or other market conditions. As a result of this program, we may incur additional costs from recalibrating our asset portfolio and asset-liability management policy. Any of these developments could adversely affect our results of operations and financial condition.

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

UAMCO seeks to achieve financial improvement of struggling companies through a wide range of restructuring programs, including debt restructuring, capital injection, asset sales, corporate reorganization, workouts and liquidation and bankruptcy proceedings and is the largest purchaser in Korea of non-performing financial assets generally. Shinhan Bank sold non-performing assets to UAMCO in the amount of ~~W~~118.2 billion, ~~W~~131.7 billion and ~~W~~110.4 billion, in 2017, 2018 and 2019, respectively. With an enlarged capital base following the recent capital contributions mentioned above, it is expected that UAMCO will play a more active role in the restructuring of the Korean corporate sector. The Government is also considering an amendment of the Financial Investment Services and Capital Markets Act of Korea to facilitate the business activities of UAMCO.

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

For example, during the early to mid-2000s, the Government adopted several regulatory measures, including in relation to retail banking, to stem a rise in speculation in real estate investments generally and in select areas. Some of the measures undertaken in the past include requiring financial institutions to impose stricter debt-to-income ratio and loan-to-value ratio requirements for mortgage loans for real property located in areas deemed to have engaged in a high level of speculation, raising property tax on real estate transactions for owners of multiple residential units, adopting a ceiling on the sale price of newly constructed housing units and recommending that commercial banks restrain from making further mortgage and home equity lending, among others. In addition, amid a prolonged slump in the housing market in Korea, in April 2013, the Government announced a real estate comprehensive countermeasure, which provides, among other things, for (i) reduced capital gains tax and (ii) exemption of acquisition tax for first-time homebuyers. In addition, in November 2013, the Government announced a permanent reduction in acquisition tax, with retrospective application from August 2013. Prior to such reduction, acquisition tax was assessed on a differentiated scale based on whether the homebuyer was purchasing a primary home or a secondary home, with the former being assessed an acquisition tax of 2% for the purchase of homes under ~~W~~900 million and 4% for homes exceeding ~~W~~900 million, and the latter being assessed an acquisition tax of 4% regardless of the price of the home. Under the new regulatory structure, the differentiated tax scale for primary homes and secondary homes is eliminated, and all homebuyers are assessed an acquisition tax of 1% for the purchase of homes under ~~W~~600 million, 2% for homes exceeding ~~W~~600 million but less than ~~W~~900 million and 3% for homes exceeding ~~W~~900 million. Furthermore, in February 2014, the Financial Services Commission announced plans to increase the proportion of fixed interest rate loans and installment principal repayment-based loans within the total housing loans extended by commercial banks. See “— The Government may encourage targeted lending to certain sectors in furtherance of policy objectives, and we may take this factor into account.” In addition, in order to rationalize the regulations on the housing loans, the Financial Services Commission and the Financial Supervisory Service provided administrative instructions in July 2014 with effect from August 1, 2014, which have been extended and amended several times, that all financial institutions including banks under the Banking Act were subject to the maximum loan-to-value ratio of 70% (irrespective of the location of the property, subject to certain exceptions) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions). The above administrative instructions have been replaced by the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business reflecting the tightened measures as discussed below. Furthermore, in December 2014, the National Assembly also passed several bills that were designed to stimulate the real estate market. In November 2016, amid concerns about increasing household debt, the Government announced another real estate comprehensive countermeasure requiring property buyers in Seoul to retain ownership for a longer period of time and increasing down payments to be made on the property. In January 2017, in order to modernize credit review methods and stabilize the management of household debt, the Financial Services Commission announced the planned introduction of a debt service ratio and a new debt-to-income ratio. The new debt-to-income ratio, which has been implemented beginning January 31, 2018 reflects (i) both principal and interest payments on the applicable mortgage and home equity loan and existing mortgage and home equity loans and (ii) interest payments on other loans. Previously, debt-to-income ratio had only reflected (i) both principal and interest payments on the applicable mortgage and home equity loan and (ii) interest payments on existing mortgage and home equity loans. Debt service ratios reflect principal and interest payments on both the applicable loan and other loans and have been fully implemented since October 2018. The new debt-to-income ratios are used as the primary reference index in the evaluation and approval process for mortgage and home equity loans, and debt service ratios are generally used as a supplementary reference index providing additional limits on mortgage and home equity loans. Since October 2018, loans to rental businesses are subject to a rent-to-interest ratio (calculated as the borrower’s aggregate annual rental income from rental properties over its aggregate annual payment amount of interest on loans secured by such rental properties) of at least 1.25 for residential rental businesses and at least 1.50 for non-residential rental businesses.

Since June 2017, the Government led by President Moon Jae-in has announced and implemented a series of robust polices aimed at taming speculation and deterring the rise of housing prices including, among others, the designation of “speculative districts” (comprised of fifteen districts in Seoul and Sejong Special Self-Governing City as of February 21, 2020), “overheated speculative districts” (comprised of Seoul, Gwacheon City, Bundang District in Seongnam City, Gwangmyeong City, Hanam City respectively in Gyeonggi Province, Suseong District in Daegu Metropolitan City and Sejong Special Self-Governing City as of February 21, 2020) and “adjustment targeted areas” (comprised of Seoul, 25 cities, districts or other areas in Gyeonggi Province and Sejong Special Self-Governing City as of February 21, 2020) (the “speculative districts”, “overheated speculative districts” and “adjustment targeted areas” are hereinafter referred to as the “regulated areas”), and the application of reduced loan-to-value ratios and debt-to-income ratios to those buying homes in the regulated areas.

For example, recently, on December 16, 2019, the Government unveiled a tighter set of measures aimed at the housing market. According to these new measures, which became effective from December 17, 2019, no mortgage or home equity loans can be provided to purchase a new home located in any of the regulated areas to a household that already owns two or more housing units. For a household that already owns one housing unit, such loans can only be provided under very limited circumstances. Furthermore, the “speculative districts” and “overheated speculative districts” are further restricted by tighter loan-to-value ratios. If the market value of a home located in any of the “speculative districts” or “overheated speculative districts” being acquired is greater than ~~W~~1.5 billion, no mortgage or home equity loans may be provided. For homes located in any of the “speculative districts” or “overheated speculative districts” with a market value equal or less than ~~W~~1.5 billion but greater than ~~W~~900 million, the loans can only cover 40% of the market value up to ~~W~~900 million and 20% of any remaining value between ~~W~~1.5 billion and ~~W~~900 million. In addition to the foregoing restrictions, no mortgage loan applicant buying a home in any of the “speculative districts” or “overheated speculative districts” may incur a loan that will exceed 40% of his/her debt service ratio for homes with market values exceeding ~~W~~900 million. Furthermore, on February 20, 2020, the Government announced additional countermeasures to curb housing prices in the “adjustment targeted areas”, under which if the market value of a home located in any of the “adjustment targeted areas” being acquired is greater than ~~W~~900 million, the loans can only cover 50% of the market value up to ~~W~~900 million and 30% of any remaining value exceeding ~~W~~900 million. These renewed measures are expected to lead to a decline in the overall volume of home mortgage loans but may result in an increase in long-term deposit loans required for house rentals and lending to borrowers with high credit profiles.

Pursuant to the Regulation on the Supervision of the Banking Business, Shinhan Bank must maintain a loan to deposit ratio of no more than 100%. Currently, in calculating the loan to deposit ratio, there is no differentiation between retail loans and corporate loans. However, the Regulation on the Supervision of the Banking Business was amended on July 12, 2018 to provide that, beginning from January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. Additionally, the Detailed Regulation on the Supervision of the Banking Business was amended on June 30, 2018 to provide for a weighted multiple to be applied to mortgage and home equity loans where the loan-to-value ratio exceeds 60% in determining required minimum total capital (BIS) ratio. Further, the Regulation on the Supervision of the Banking Business is expected to be amended during 2020 such that the countercyclical capital buffer requirement also takes into account the increase of credit in the retail sector. The Detailed Regulation on the Supervision of the Banking Business was also amended on June 30, 2018 to add “concentration of risk in the retail sector” as an additional criterion when the Financial Supervisory Service evaluates the risk management systems of Korean banks.

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

In August 2016, the government of Korea authorized Shinhan Bank to act as a settlement bank for Euro-denominated transactions between Korean and Iranian businesses. Prior to the granting of this permission, payments for business activities were settled only in Korean Won and we did not participate in such settlements. From August 2016 through August 2017, Shinhan Bank processed ten such transactions that resulted in a minimal amount of revenue. Since August 2017, Shinhan Bank has ceased processing any such transactions and has no intention to process any such transactions in the future. We are committed to engaging only in lawful activities and in obeying all relevant OFAC Sanctions and European Union sanctions but cannot guarantee that actions taken by our employees will not violate such sanctions. On May 8, 2018, U.S. President Donald Trump announced his decision to terminate the participation of the United States in the Joint Comprehensive Plan of Action (the “JCPOA”), pursuant to which certain relief of OFAC Sanctions relating to Iran had been provided. Following two wind down periods, one that ended on August 6, 2018 and one that ended on November 4, 2018, all Iran-related Secondary Sanctions that had been waived pursuant to the JCPOA were re-imposed and non-U.S. persons now face risk of Secondary Sanctions for dealing with certain key sectors of the Iranian economy or for providing associated services related to the targeted activities. As such, any Iran-related activities may subject us to OFAC Sanctions and to potential legal or reputational risks.

The implementation of IFRS 9 with effect from January 1, 2018 renders certain of our historical financial information as of and for the years ended December 31, 2015, 2016 and 2017 not directly comparable with that of our financial information after January 1, 2018.

With effect from January 1, 2018, IFRS 9 ‘Financial Instruments’ has replaced in entirety previous guidance in IAS 39. Following the adoption of IFRS 9, we are required to re-classify and re-measure (including impairment measurement) certain of our financial instruments from January 1, 2018 without requiring any restatement of the corresponding figures of the prior period. Based on the method of adoption allowed under IFRS 9, we are permitted to adjust our shareholder equity from January 1, 2018 without requiring any restatement of the corresponding figures of the prior period where the difference between the new carrying amount and original carrying amount recognized in retained earnings. The difference between the new carrying amount and original carrying amount amounted to ~~W~~344 billion as of January 1, 2018. As we are not required to restate affected financial figures with the implementation of IFRS 9, certain of our historical financial information as of and for the years ended December 31, 2015, 2016 and 2017 is not directly comparable against that of our financial information after January 1, 2018. Investors must therefore exercise caution when making comparisons of any financial figures after January 1, 2018 against our historical financial figures prior to January 1, 2018 and when evaluating our financial condition, results of operations and results. For further information regarding the adoption of IFRS 9, see “Item 5.A. Operating Results — Critical Accounting Policies” and Note 51 of the notes to our consolidated financial statements included in this annual report.

The implementation of IFRS 9 has caused us to increase our allowance for impairment losses to cover expected credit loss on our loan portfolio and other financial instruments and may increase volatility in our profit or loss.

Following the adoption of IFRS 9, the “incurred loss” model under the previous guidance for loans, debt instruments, lease receivables, contractual assets and financial guarantee contracts has been replaced with a forward-looking “expected credit loss” model, and therefore impairment losses are likely to be recognized earlier, on a more forward-looking basis and on a broader scope of financial instruments than using the incurred loss model under the previous guidance. Accordingly, as of January 1, 2018, we increased our credit loss allowance from ~~W~~2,579 billion to ~~W~~3,226 billion as a result of adopting IFRS 9. IFRS 9 also introduces additional requirements for a financial asset to be measured at amortized costs or fair value through other comprehensive income compared to the previous guidance and therefore would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, thereby increasing volatility in our profit or loss. For further information regarding the adoption of IFRS 9, see “Item 5.A. Operating Results — Critical Accounting Policies” and Note 51 of the notes to our consolidated financial statements included in this annual report.

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

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. Dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi and the overall impact of the United Kingdom’s exit from the European Union on January 31, 2020 (“Brexit”) on the value of the Korean Won), interest rates, inflation rates or stock markets;

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

•

the occurrence of severe health epidemics in Korea and other parts of the world, including the recent coronavirus (COVID-19) outbreak, as well as the Ebola, Middle East Respiratory Syndrome (MERS) and Zika virus outbreaks;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase abruptly as a result of current and future events. In particular, there continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Some examples from recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

•

In February 2016, in retaliation of North Korea’s launch of a long-range rocket, Korea announced that it would halt its operations of the Kaesong Industrial Complex, an industrial complex in the border city of Kaesong, to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. In response, North Korea announced that it would expel all Korean employees from the industrial complex and freeze all Korean assets in the complex. All 280 Korean workers present at Kaesong left hours after the announcement by North Korea, and the complex remains closed as of the date hereof.

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

In April, May and September 2018, President Moon Jae-in met Kim Jong-un in a series of summit meetings to discuss, among other matters, denuclearization of the Korean peninsula. In June 2018, U.S. President Donald Trump and Kim Jong-un in turn had an official summit in Singapore, the first ever meeting between leaders of the United States and North Korea. Subsequent to the Singapore summit, they signed a joint statement, which stated, among others, new peaceful relations and the denuclearization of the Korean peninsula. A second official summit between U.S. President Donald Trump and Kim Jong-un was held in Vietnam in February 2019 but ended abruptly and without an agreement. In June 2019, U.S. President Donald Trump and Kim Jong-un had another summit at the Korean Demilitarized Zone, following which both sides announced a resumption of denuclearization talks. However, in December 2019, North Korea announced its intention to resume missile testing, heightening tensions.

In the aftermath of these developments, there remains significant uncertainty regarding peace talks and the denuclearization of the Korean peninsula. As such, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that the political regime in North Korea may not suddenly collapse. Any further increase in tension or uncertainty relating to the military, political or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, occurrence of military hostilities, heightened concerns about the stability of North Korea’s political leadership or its actual collapse, a leadership crisis, a breakdown of high-level contacts or accelerated reunification could have a material adverse effect on our business, financial condition and results of operations, as well as the price of our common shares and our American depositary shares.

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

Under the Financial Holding Companies Act, any single shareholder (together with certain persons in a special relationship with such shareholder) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a bank holding company controlling national banks such as us. In addition, any person, except for a “non-financial business group company” (as defined below), may acquire in excess of 10% of the total voting shares issued and outstanding of a financial holding company which controls a national bank, provided that a prior approval from the Financial Services Commission is obtained each time such person’s aggregate holdings exceed 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company. The Government and the Korea Deposit Insurance Corporation are exempt from this limit. Furthermore, certain non-financial business group companies (i.e., (i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group; (ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than ~~W~~2 trillion; or (iii) any mutual fund in which the same shareholder group identified in (i) or (ii) above owns more than 4% of the total shares issued and outstanding of such mutual fund) may not acquire beneficial ownership in us in excess of 4% of our outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of our outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.” To the extent that the total number of shares of our common stock that you and your affiliates own together exceeds these limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in a fine of up to ~~W~~50 million, plus an additional charge of up to 0.03% of the book value of such shares per day until the date of disposal.

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

Based upon the past and projected composition of our income and assets and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2019, and we do not expect to be a PFIC in 2020 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2020 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

Introduction

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the largest financial services provider in Korea (as measured by consolidated total assets as of September 30, 2019) and operate the second largest banking business (as measured by consolidated total bank assets as of September 30, 2019) and the largest credit card business (as measured by total credit purchase volume in 2019) in Korea.

We have experienced substantial growth through several mergers and acquisitions. Most notably, our acquisition of Chohung Bank in 2003 has enabled us to have the second largest banking operations in Korea. In addition, our acquisition in March 2007 of LG Card, the then largest credit card company in Korea, has enabled us to have the largest credit card operations in Korea and significantly expand our non-banking business capacity so as to achieve a balanced business portfolio. In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses and closed on February 1, 2019. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance has become our wholly owned subsidiary as of such date.

As of March 31, 2020, we have 17 direct and 27 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 19 million active customers, which we believe is the largest customer base in Korea, through approximately 24,515 employees at approximately 1,383 network branches group-wide. While over 80% of our revenues have been historically derived from Korea, we aim to serve the needs of our customers through a global network of 219 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Australia, Hong Kong, Vietnam, Cambodia, Kazakhstan, Singapore, Mexico, Uzbekistan, Myanmar, Poland, Indonesia, the Philippines and the United Arab Emirates.

Our registered office and corporate headquarters are located at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513 and our telephone number is +822 6360 3000.

Our Strategy

‘2020 Smart Project’ through 2020

Since our inception in 2001 we have strived to become Asia’s leading financial group by establishing a foundation for sustainable growth. In furtherance of this goal, we implemented the “2020 SMART Project” in

2017, consisting of four strategic pillars — (1) balanced growth, (2) glocalization, (3) digital transformation and (4) upholding the Shinhan culture — to ensure a high level of consistency in the strategic directions the Group announces each year, to continuously upgrade the strategic tasks in furtherance of these directives and to maintain and improve upon the speed upon we undertake such initiatives.

We have also adopted the “One Shinhan (creating synergies within the Group)” strategy as an additional initiative on top of the 2020 SMART Project in order to efficiently utilize the entire range of the Group’s resources and provide comprehensive financial solutions for our customers. Pursuant to the “One Shinhan” strategy, we continue to strengthen our matrix organizational structure, diversifying business lines and enhancing synergies with our existing businesses. Through the tireless execution of these initiatives, we continue to pursue our ultimate goal of implementing sustainable financial management and cultivating areas of continuous growth and earning potential, thereby maintaining and building upon a consistent strategic direction toward becoming Korea’s leading brand and a world class financial group.

We have specifically focused on the following four strategic areas and have made significant progress through 2019.

A.	Maximizing our value through balanced growth

We recorded total net income of ~~W~~3,403 billion, the highest since our inception, through robust organic growth of our existing subsidiaries and inorganic growth, including through establishing new entities such as Shinhan REITs Management and acquiring businesses such as Orange Life Insurance and Asia Trust Co., Ltd. in an attempt to strengthen our non-banking business lines. We have tried to maintain a balanced business across our business portfolio without disproportionately focusing on certain companies, geographical regions or areas of business.

B.	Accelerating glocalization

We aim for the simultaneous pursuit of both expansion of our global presence and localization based on tailored strategies for our global businesses, thereby strengthening the synergies from our matrix organizational structure. As part of our efforts, we acquired ANZ Bank (Vietnam) Limited’s retail division in 2017 and Prudential Vietnam Finance Company Limited and PT Archipelago Asset Management, an Indonesian asset management firm, in 2018. We have also created a Global Business Group and adopted a country head system, enabling us to effectively coordinate the decision process across multiple subsidiaries within a country and allowing us to maximize synergy between our global businesses. In addition, we have focused on strengthening our local business capabilities through the development of products and services better tailored to meet the needs of local customers as well as through increasing the hiring of local personnel who are familiar with the local business environment. In part due to such efforts, we recorded the highest net profit from our overseas operations since our inception in 2019.

C.	Upgrading to ‘Digital Shinhan’

We have upgraded our digital platforms such as SOL and Shinhan PayFAN as part of a group-wide initiative to streamline our operations and create a digital-friendly business platform. Particularly in response to the changing competitive landscape, including virtual payment services and new mobile based payment methods introduced by competitors such as online service providers, technology companies and Internet-only banks, we have focused our efforts on creating a platform featuring new technology that is more customer oriented and user friendly. As a result of our consistent digital transformation efforts, the number of users of SOL and PayFAN have increased from approximately 8.3 million and 10.5 million respectively, as of December 31, 2018, to 10.8 million and 11.6 million, respectively, as of December 31, 2019. In order to effectively adapt to the new business environment and foster the digital ecosystem, we have also launched a program called Shinhan Future’s Lab, which is dedicated to the “fintech” business by actively pursuing technology development, and formed strategic alliances with key partners as well as additional teams focusing on innovation and creating new sources of value for our clients through the development of promising future technologies such as artificial intelligence, block chain, open application programming interfaces and innovative digital platforms.

D.	Promoting our corporate culture

We believe our culture emphasizing flexibility, productivity and creativity has allowed us to continue our growth as an organization. In addition to streamlining our internal decision making and approval processes and systems, we have emphasized a group-wide “S.A.Q. (speed, agility and quickness) transformation” in order to enhance our ability to swiftly adapt to the rapidly changing business environment. We have also continued our efforts for social sustainability, for example, through our “Society of Hope Project” carrying out social initiatives such as support for financially underprivileged families, career-discontinued women and households in crisis, our “ECO Transformation 2020” initiative emphasizing environment friendly business practices and co-implementing the Principles for Responsible Banking as promulgated by the UN Environment Finance Initiative with 28 other banks around the world.

‘Excellent Shinhan’ for 2020 and beyond

Beginning in 2020, we have set ourselves new aspirations and strategic priorities to achieve ‘Excellent Shinhan,’ our new mid- and long-term goal upgrading and in succession to the 2020 SMART Project and designed to address internal and external instability we may face and continue growing as a world-class financial group. We have developed a business philosophy, namely the ‘Three Principles’ that define our vision for the future, a unique growth directive known as ‘F.R.E.S.H.’ and seven strategic directions for ‘Excellent Shihan.’

The Three Principles are trust, openness and progress. We value trust, since we believe our presence as a financial group can only exist because of our customers’ trust in us. We believe the future growth of financial services lies beyond the current boundaries. Finally, we believe that innovation and progress are the foundation for achieving our mission to contribute to a better world through finance. By following the Three Principles, we strive to be recognized by our customers and the society as a world-class financial group and to achieve our goal of Excellent Shinhan.

Under the Three Principles, we aim to successfully complete the 2020 SMART Project and implement our unique business development approach summarized as ‘F.R.E.S.H.’ ‘F.R.E.S.H.’ stands for ‘Fundamental’ (stable fundamentals), ‘Resilience’ (ability to overcome crisis situations), ‘Ecosystem’ (online and offline platforms and digital ecosystem), ‘Sustainability’ (consistent group-wide effort to achieve sustainable growth) and ‘Human-talent’ (talented human resources leading the Fourth Industrial Revolution). Given continuously uncertain and unstable market conditions, we place particular importance on ‘Resilience’, i.e., our strength to strengthen and re-create our core capabilities amidst an uncertain and unstable market environment.

Seven Strategic Directions for ‘Excellent Shinhan’

A.	Pursuit of Efficient Growth

We plan to pursue quality focused growth by improving our return on assets through efficient capital management and strategic cost reduction, and we are aiming to invest in high added-value areas by utilizing the capital accrued from our existing business lines, accelerating our growth both organically and inorganically.

B.	Global Connection and Expansion

Although our global business have mostly been limited to local channels, we plan to expand to cover global wealth management and asset management. We intend to increase our overseas investment and foreign asset management capabilities and provide further advanced global financial services for our clients, including export-import financing, global direct investment and structured product sourcing. Furthermore, we plan to establish a unique and competitive business model by strategically rebuilding our global business portfolio.

C.	Conversion to Innovative and Open Digital Platforms

As part of our proactive preparation for the future, we aim to scale-up our group-wide digital capabilities, organization system, culture, and human resources by partnering and cooperating with major technology and fintech companies. Specifically, our future projects would include providing innovative customer experiences with diverse platforms, ramping up AI capabilities, establishing integrated big data and algorithm platforms, fostering a digital ecosystem and using digital means to enhance efficient task management and IT infrastructure.

D.	High Performance in Environmental, Social and Governance (ESG) Management

We have received various distinctions from environmental, social and governance (“ESG”) rating agencies, both domestic and abroad, for example inclusion in the DSJI World for seven consecutive years (ranked sixth worldwide and first in the Korean market) published by RobecoSAM and in the Global 100 (ranked within top 43 for eight consecutive years and ranked sixth among financial companies), for our market-leading ESG management, such as the establishment of the innovative finance committee and implementation of the “ECO Transformation 2020” initiative emphasizing environment-friendly business practices. We aim to further strengthen our ESG management capabilities to foster an environmentally friendly, inclusive and trust-based business management system. Furthermore, we plan to develop a business evaluation model to measure the value of a sustainable management and establish a system that can lead to tangible results.

E.	Development of a Dynamic Organization System

To further efficient management on a group-wide basis, we plan to develop a dynamic group-wide portfolio system based on (i) creativity and balance and (ii) cooperation and promotion. In particular, we plan to strengthen the Group’s role where efficient use of capital and human resources across various Group subsidiaries is required, there are overlapping customers or markets among Group subsidiaries and where we believe a synergy effect within the Group is possible. Additionally, we plan to flexibly allow our subsidiaries to take on roles within the Group where we believe such subsidiary’s expertise and swift response to customers are required.

F.	Convergent Human Resources Management

In order to recruit and retain talent, we plan to go beyond simply improving our human resources system by establishing an innovative human resource management platform. Our specific plans include fostering a healthy working environment, creating a flexible organization and culture by benchmarking start-up companies and recruiting talented professionals.

G.	Proactive Risk Management

We plan to expand our risk management services for our customers beyond risk management related to credit, interest rates, and liquidity. We aim to reform our overall risk management system by strengthening internal controls as well as by improving our ability to read fundamental market changes.

Seven Strategies for ‘Excellent Shinhan’ 2022

For 2020, we have forecasted three-stage scenarios of business environments and have set response measures for each of the scenarios to address internal and external uncertainties and maintain high performance. We have also set management targets and risk management systems for each stage. We have established the following seven strategies for 2020, marking the first year of our new goal towards ‘Excellent Shinhan’ and the culmination of projects that we pursued since 2017 under the 2020 SMART Project initiatives. The following seven strategies are designed to align with the aforementioned F.R.E.S.H. directives and the seven strategic directions for the ‘Excellent Shinhan.’

A.	Strengthening the customer-centered “One Shinhan” value chain

We plan to establish a unique customer value creation system. In 2020, we plan to strengthen our asset management capabilities utilizing our matrix organizational structure to better adapt to the low-interest rate environment. We also plan to expand the group-wide offering of customer services and enhance customer value-add of the “One Shinhan” value chain.

B.	Expanding the market-leading business model

We will work towards cultivating new markets and further solidifying our market-leading positions in key areas by utilizing our market-leading business model. We plan to identify new markets through detailed market segmentation and to strengthen a new growth engine through the Group’s other well-performing business sectors, such as insurance, real estate and capital markets.

C.	Pursuing advanced global growth strategies

We are pursuing quality focused growth and advanced global growth strategies, focusing on not just quantitative expansion but quality focused growth. We plan to establish a cooperative system among our overseas operations and to pursue specialized local strategies to diversify our global business model.

D.	Driving innovative digital transformation

We plan to continue to upgrading our core digital competencies in technology, human resources, organization, platform and partnership and change management, while focusing on transforming our existing business model and developing innovative business models. We plan to promote these strategies with greater emphasis in 2020 through the establishment of customer-oriented platforms and achieve strategic cost reduction using digital platforms.

E.	Fostering sustainable and innovative finance

We aim to foster innovative finance and to expand our performance while maintaining a balanced growth model, including climate finance (promoting environmentally sustainable development through financing of projects aimed at reducing carbon and greenhouse gas emissions) and social and inclusive finance (promoting financial inclusion through financing of projects for low-income and underprivileged sectors, such as financial support and education). We plan to establish a mid- to long-term global ESG management roadmap, including initiative compliance systems such as principles for responsible banking.

F.	Differentiating our risk management capabilities in response to volatility

In response to the business environment with increased volatility, we plan to revamp our early risk detection system and risk management strategy. We plan to further support our businesses’ performance in new growth areas based on our enhanced risk management capabilities. We also plan to continue to strengthen our ICT and information security system.

G.	Establishing “Shinhan Value” as a leading company

“Shinhan Value” includes our corporate culture and employees, as well as our brand value. In line with such value, we will reestablish our culture as one of the leading companies and secure top class leaders and talented employees, while enhancing our brand value as loved and recognized by our customers and the society.

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions, establishing subsidiaries or formation of joint ventures. Our key acquisitions, capital contributions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation

July 2002	Shinhan Investment Corp.(1)	Securities and investment	Acquisition from the SsangYong Group

August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas

August 2003	Chohung Bank	Commercial banking	Acquisition from creditors

December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders

March 2007	LG Card	Credit card services	Acquisition from creditors

January 2012	Tomato Mutual Savings Bank(3)	Savings bank	Purchase and assumption of assets and liabilities from creditors

January 2013	Yehanbyoul Savings Bank(4)	Savings bank	Acquisition from Korea Deposit Insurance Corporation

October 2017	Shinhan REITs Management	Real estate asset management	Newly established

February 2019, January 2020	Orange Life Insurance(5)	Life insurance services	Acquisition from majority shareholders and subsequent comprehensive stock exchange

May 2019	Asia Trust Co. Ltd.(6)	Real estate trust business	Acquisition from majority shareholders

August 2019	Shinhan AI. Co., Ltd.	Investment advisory	Incorporated and joined as a wholly-owned subsidiary

Notes:

(1)	Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009.
(2)	In January 2009, SH Asset Management Co., Ltd. and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management Co., Ltd.
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

(5)

On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance has become our wholly owned subsidiary as of such date.

(6)

In October 2018, we announced the acquisition of a 60.0% interest in Asia Trust Co. Ltd. According to the transaction agreement, we seek to complete the acquisition by acquiring the remaining 40.0% shares in Asia Trust Co. Ltd. by 2022. The acquisition was approved by the Financial Services Commission on February 17, 2019 and closed on May 2, 2019. Upon closing, Asia Trust Co. Ltd. became our direct subsidiary.

ITEM 4.B.	Business Overview

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under IFRS.

Our Principal Activities

We provide comprehensive financial services, principally consisting of the following:

•	commercial banking services, mainly consisting of:

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

•

other services, services, including leasing and equipment financing, savings banking services, loan collection and credit reporting, collective investment administrative services and financial system development services, real estate trust services, investment advisory services as well as engaging in alternative investments through formation of private equity funds on a private placement basis.

In addition to the above-mentioned business activities, we, at the holding company level, have the following business departments and planning offices, the primary functions of which are to support cross-divisional management with respect to these specific functional areas: group & global investment banking business department, global market & securities planning office, global business planning office, wealth management planning office and retirement pension planning office.

Our principal business activities are not subject to any material seasonal trends. Although we have a number of overseas branches and subsidiaries, substantially all of our assets are located, and substantially all of our revenues are generated, in Korea.

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profiles. Our deposit products consist principally of the following:

•

Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted 16.6%, 16.1% and 15.6% of our total deposits as of December 31, 2017, 2018 and 2019, respectively. Demand deposits paid average interest of 0.36%, 0.39% and 0.42% in 2017, 2018 and 2019, respectively.

•

Time and savings deposits. Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the “cost of funds index,” or COFIX, published by the Korean Federation of Banks. If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted 50.3%, 51.3% and 52.4% of our total deposits as of December 31, 2017, 2018 and 2019, respectively, and paid average interest of 1.55%, 1.81% and 1.92% in 2017, 2018 and 2019, respectively. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Savings deposits constituted 30.1%, 29.1% and 28.7% of our total deposits as of December 31, 2017, 2018 and 2019, respectively, and paid average interest of 0.51%, 0.56% and 0.58% in 2017, 2018 and 2019, respectively.

•

Other deposits. Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to two years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted 3.0%, 3.5% and 3.3% of our total deposits as of December 31, 2017, 2018 and 2019, respectively and paid average interest of 1.57%, 1.96% and 2.07% in 2017, 2018 and 2019, respectively.

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

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 0.5% per annum) and amounted to ~~W~~5,639 billion, ~~W~~5,645 billion and ~~W~~6,015 billion as of December 31, 2017, 2018 and 2019, respectively.

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

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. Our retail loans, before allowance for credit losses on loans and deferred loan origination costs and fees and excluding credit card receivables, amounted to ~~W~~134,424 billion as of December 31, 2019.

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

As of December 31, 2019, our mortgage and home equity loans and other retail loans accounted for 50.6% and 49.4% of our total retail loans, respectively.

For secured loans, our policy is to lend up to 40% to 100% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). For mortgage and home equity loans, our general policy is to lend up to 45% to 82% of the appraisal value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government. The loan-to-value ratio of secured loans, including mortgage and home equity loans, is updated on a monthly basis using the most recent appraisal value of the collateral, and maximum loan-to-value ratios are further adjusted based on factors such as the location of the secured property, nature and purpose of the loans and level of competition in the market. Since January 11, 2019, maximum loan-to-value ratios are determined and may be adjusted in increments of 1% (as opposed to increments of 5%, which was the case prior to January 11, 2019), allowing us to set more precise and tailored maximum loan-to-value ratios for our secured loans. As of December 31, 2019, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 49.6%. As of December 31, 2019, substantially all of its mortgage and home equity loans were secured by residential property.

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

Since June 2017, the Government led by President Moon Jae-in has announced and implemented a series of robust polices aimed at taming speculation and deterring the rise of housing prices including, among others, the designation of “speculative districts” (comprised of fifteen districts in Seoul and Sejong Special Self-Governing City as of February 21, 2020), “overheated speculative districts” (comprised of Seoul, Gwacheon City, Bundang District in Seongnam City, Gwangmyeong City, Hanam City respectively in Gyeonggi Province, Suseong District in Daegu Metropolitan City and Sejong Special Self-Governing City as of February 21, 2020) and “adjustment targeted areas” (comprised of Seoul, 25 cities, districts or other areas in Gyeonggi Province and Sejong Special Self-Governing City as of February 21, 2020) (the “speculative districts”, “overheated speculative districts” and “adjustment targeted areas” are hereinafter referred to as the “regulated areas”), and the application of reduced loan-to-value ratios and debt-to-income ratios to those buying homes in the regulated areas.

For example, recently, on December 16, 2019, the Government unveiled a tighter set of measures aimed at the housing market. According to these new measures, which became effective from December 17, 2019, no mortgage or home equity loans can be provided to purchase a new home located in any of the regulated areas to a household that already owns two or more housing units. For a household that already owns one housing unit, such loans can only be provided under very limited circumstances. Furthermore, the “speculative districts” and “overheated speculative districts” are further restricted by tighter loan-to-value ratios. If the market value of a home located in any of the “speculative districts” or “overheated speculative districts” being acquired is greater than ~~W~~1.5 billion, no mortgage or home equity loans may be provided. For homes located in any of the “speculative districts” or “overheated speculative districts” with a market value equal or less than ~~W~~1.5 billion but greater than ~~W~~900 million, the loans can only cover 40% of the market value up to ~~W~~900 million and 20% of any remaining value between ~~W~~1.5 billion and ~~W~~900 million. In addition to the foregoing restrictions, no mortgage loan applicant buying a home in any of the “speculative districts” or “overheated speculative districts” may incur a loan that will exceed 40% of his/her debt service ratio for homes with market values exceeding ~~W~~900 million. Furthermore, on February 20, 2020, the Government announced additional countermeasures to curb housing prices in the “adjustment targeted areas”, under which if the market value of a home located in any of the “adjustment targeted areas” being acquired is greater than ~~W~~900 million, the loans can only cover 50% of the market value up to ~~W~~900 million and 30% of any remaining value exceeding ~~W~~900 million. These renewed measures are expected to lead to a decline in the overall volume of home mortgage loans but may result in an increase in long-term deposit loans required for house rentals and lending to borrowers with high credit profiles.

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

The following table sets forth a breakdown of our retail loans.

	As of December 31,
	2017		2018		2019
	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home-equity loans	~~W~~	59,078	~~W~~	62,394	~~W~~	68,074
Other retail loans		52,512		58,438		66,350
Percentage of retail loans to total gross loans		40.2%		39.9%		41.0%

Note:

(1)	Before allowance for credit losses on loans and deferred loan origination costs and fees and excludes credit card receivables.

The total mortgage and home equity loans amounted to ~~W~~68,074 billion as of December 31, 2019, and as of such date, consisted of amortizing loans (whose principal is repaid by part of the installment payments) in the amount of ~~W~~47,676 billion and non-amortizing loans in the amount of ~~W~~20,398 billion. In addition, as of December 31, 2019, we also provided lines of credit in the aggregate outstanding amount of ~~W~~915 billion for non-amortizing loans.

Pricing

The interest rates payable on Shinhan Bank’s retail loans are either periodically adjusted floating rates (based on a base rate determined for three-month, six-month or twelve-month periods derived using an internal transfer price system, which reflects the market cost of funding, as adjusted to account for expenses related to lending and the profit margin of the relevant loan products) or fixed rates that reflect the market cost of funding, as adjusted to account for expenses related to lending and the profit margin. Fixed rate loans are offered only on a limited basis and at a premium to floating rate loans. For unsecured loans, which Shinhan Bank provides on a floating or fixed rate basis, interest rates thereon reflect a margin based on, among other things, the borrower’s credit score as determined during its loan approval process. For secured loans, the credit limit is based on the type of collateral, priority with respect to the collateral and the loan-to-value ratio. Shinhan Bank may adjust the pricing of these loans to reflect the borrower’s current and/or expected future contribution to Shinhan Bank’s profitability. The interest rate on Shinhan Bank’s loan products may become adjusted at the time the loan is extended. If a loan is repaid within three years following the date of the loan, the borrower is required to pay an early repayment fee, which is typically 0.7% to 1.4%, depending on types of loans and applicable interest rates, of the outstanding principal amount of and accrued and unpaid interest on the loan, multiplied by a fraction the numerator of which is the number of the remaining days on the loan until maturity and the denominator of which is the number of days comprising the term of the loan or three years, whichever is greater.

As of December 31, 2019, Shinhan Bank’s three-month, six-month and twelve-month base rates were 1.53%, 1.52% and 1.51%, respectively. As of December 31, 2019, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of five years was 2.85%. Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 2.41% to 14.00%, depending on the credit scores of its customers.

As of December 31, 2019, 92.4% of Shinhan Bank’s total retail loans were floating rate loans and 7.6% were fixed rate loans. As of the same date, 92.9% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and 7.1% were fixed rate loans.

The interest rate charged to customers by our banking subsidiaries is based, in part, on the “cost of funds index”, or COFIX, which is published by the Korean Federation of Banks. COFIX is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of eight major Korean banks (comprised of Shinhan Bank, Kookmin Bank, Woori Bank, KEB Hana Bank, Nonghyup Bank, Industrial Bank of Korea, Citibank Korea Inc. and Standard Chartered Bank Korea Limited). Each bank then independently determines the interest rate applicable to its respective customers by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. These interest rates are typically adjusted on a monthly basis. In January 2019, the Financial Services Commission announced plans to reflect rates for short term deposits such as demand deposits when computing the “cost of funds index,” or COFIX, which is expected to result in lower interest rates for household loans compared to the previous COFIX rate.

Private Banking

Historically, we have focused on customers with high net-worth. Our retail banking services include providing private banking services to high net-worth customers who seek personal advice in complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth clients by offering them customized wealth management solutions and comprehensive financial services including asset portfolio and fund management, tax consulting, real estate management and family office services, among others. Since the end of 2011, in order to preemptively respond to evolving customer needs and promote asset growth by inducing greater synergy between commercial banking and investment advisory services offered by Shinhan Investment, Shinhan Bank launched private wealth management centers which combine certain branches of Shinhan Bank with those of Shinhan Investment located in the same area. Shinhan Bank’s strength in private banking has been widely recognized by a number of significant industry awards in recent years, including the grand prize at the Premium Brand Index by Korean Standards Association, Chosun Ilbo and Ministry of Trade, Industry and Energy (awarded 12 consecutive years), the Korea Prestige Brand Award by the Korea Economic Daily (awarded four consecutive years), the Star Brand Award by Maekyung Media Group (awarded three consecutive years), National Brand Award by Chosun Ilbo (awarded two consecutive years) in 2019.

As of December 31, 2019, Shinhan Bank operated 27 private wealth management service centers nationwide, including 18 in Seoul, three in the suburbs of Seoul and six in cities located in other regions in Korea. As of December 31, 2019, Shinhan Bank had approximately 15,677 private banking customers, who typically are required to have ~~W~~500 million in deposits with the Bank to qualify for its private banking services.

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

The following table sets forth the balances and percentage of our total loans (before allowance for credit losses on loans and deferred loan origination costs and fees) attributable to each category of our corporate lending business as of the dates indicated.

	As of December 31,
	2017			2018			2019
	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	~~W~~	78,556	28.3%	~~W~~	84,972	28.0%	~~W~~	91,162	27.8%
Large corporate loans		35,664	12.9		35,428	11.7		34,466	10.5
Others(2)		31,038	11.1		39,390	13.0		43,502	13.3

Total corporate loans	~~W~~	145,258	52.3%	~~W~~	159,790	52.7%	~~W~~	169,130	51.6%

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

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises (the “SME Basic Act”) and the related Presidential Decree, as amended and effective from January 27, 2016, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ~~W~~500 billion, (ii) the enterprise must meet the standards prescribed by the Presidential Decree in relation to the average and total annual sales revenues applicable to the type of its main business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. Pursuant to an amendment to the SME Basic Act, which will become effective in June 2020, an enterprise shall not qualify as a small- and medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into a business group subject to disclosure under the Monopoly Regulations and Fair Trade Act. Non-profit enterprises that satisfy certain requirements prescribed in the SME Basic Act and its Presidential Decree may qualify as a small- and medium-sized enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree are deemed as small- and medium-sized enterprises, effective from April 15, 2014. As of December 31, 2019, we made loans to 307,705 small- and medium-sized enterprises for an aggregate amount of ~~W~~91,162 billion (before allowance for credit losses on loans and deferred loan origination costs and fees).

We believe that Shinhan Bank, whose traditional focus has been on small- and medium-sized enterprises lending, is well-positioned to succeed in the small- and medium-sized enterprises market in light of its marketing capabilities (which we believe have provided Shinhan Bank with significant customer loyalty) and its prudent risk management practices, including conservative credit rating systems for credit approval. To maintain or increase its market share of small- and medium-sized enterprises lending, Shinhan Bank:

•

has accumulated a market-leading expertise and familiarity with customers and products. We believe Shinhan Bank has an in-depth understanding of the credit risks embedded in this market segment, allowing Shinhan Bank to develop loan and other products specifically tailored to the needs of this market segment;

•

operates a relationship management system to provide customer service that is tailored to small- and medium-sized enterprises. Shinhan Bank currently has relationship management teams in 182 banking branches, of which 51 are corporate banking branches and 131 are hybrid banking branches designed to serve both retail customers and, to a limited extent, corporate customers. These relationship management teams market products, and review and approve smaller loans with less credit risks; and

•

continues to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~34,466 billion (before allowance for credit losses on loans and deferred loan origination costs and fees) as of December 31, 2019. Large corporate customers tend to have better credit profiles than small- and medium-sized enterprises, and accordingly, Shinhan Bank has expanded its focus on these customers as part of its risk management policy.

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

Electronic Corporate Banking

Shinhan Bank offers corporate customers a web-based total cash management service known as “Shinhan Bizbank.” Shinhan Bizbank supports substantially all types of banking transactions ranging from basic transaction history inquiries and fund transfers to opening letters of credit, trade finance, payment management, collection management, sales settlement service, acquisition settlement service, business-to-business settlement service, sweeping, pooling, ERP interface service, host-to-host banking solutions, SWIFT SCORE service and global cash and liquidity management service. In addition, Shinhan Bank provides customers with integrated and advanced access to its financial services through its “Inside Bank” program, which combines Internet banking, capital management services and enterprise resource planning to better serve corporate customers. The Inside Bank program also seeks to provide customized financial services to meet the comprehensive needs of target corporate customers ranging from conglomerates to small enterprises in various industries, with the goal of enhancing convenience to our corporate customers in accessing our financial services as well as assisting them to strategically manage their funds. In line with Shinhan Bank’s efforts to facilitate non-face-to-face online transactions for corporate transactions, in 2018, Shinhan Bank upgraded its virtual account-based corporate fund management service, known as “Shinhan Damoa Service”, making it available on mobile channels. In addition, Shinhan Bank has made the fund transfers via phone number service (allowing customers to make fund transfers without the recipients’ account number), which was previously only available for personal banking customers, available for corporate banking customers as well. As part of Shinhan Bank’s effort to lower settlement fees for small business owners, in May 2019, Shinhan Bank launched “ZeroPay Biz Shinhan”, an account-based mobile payment service enabling vendors to easily receive payments from customers’ accounts by scanning the vendor’s QR code with a smartphone.

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2019, working capital loans and facilities loans amounted to ~~W~~56,074 billion and ~~W~~56,534 billion, respectively, representing 48.2% and 48.6% of our total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans have a maximum maturity of 15 years, are typically repaid in semiannual installments per annum and may be entitled to a grace period not exceeding one-third of the loan term with respect to the first repayment; facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2019, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 62.6% and 12.7%, respectively, of our Won-denominated loans to small- and medium-sized enterprises. As of December 31, 2019, 54.9% of the corporate loans were secured by real estate.

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

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2019, 54.4% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates as determined by the applicable market rates.

More specifically, interest rates on Shinhan Bank’s corporate loans are generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus credit spread plus risk premium plus or minus discretionary adjustment.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2019, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for a three-month, six-month, one-year, two-year, three-year or five-year period, as applicable, as derived using Shinhan Bank’s market rate system) were 1.52% for three months, 1.51% for six months, 1.51% for one year, 1.52% for two years, 1.58% for three years and 1.67% for five years. As of the same date, Shinhan Bank’s reference rate was 4.75%. The reference rate refers to the base lending rate used by Shinhan Bank and is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

Transaction cost reflects the standardized transaction cost assigned to each loan product and other miscellaneous costs, including contributions to the Credit Guarantee Fund, and education taxes. The Credit Guarantee Fund is a statutorily created entity that provides credit guarantees to loans made by commercial banks and is funded by mandatory contributions from commercial banks in the amount of approximately 0.23% of all loans (excluding certain loans such as facility loans) made by them.

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

Securities Investment and Trading

Shinhan Bank invests in and trades securities for its own accounts in order to maintain adequate sources of liquidity and to generate interest income, dividend income and capital gains. Shinhan Bank’s trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Government agencies, local governments or certain government-invested enterprises, debt securities issued by financial institutions and equity securities listed on the KRX KOSPI Market and KRX KOSDAQ Market of the Korea Exchange. For a detailed description of our securities investment portfolio, see “— Description of Assets and Liabilities — Investment Portfolio.”

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

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount were ~~W~~183,457 billion, ~~W~~233,655 billion and ~~W~~246,982 billion, in 2017, 2018 and 2019, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to enter into derivatives contracts to hedge their risk exposure and entering into back-to-back derivatives to hedge Shinhan Bank’s risk exposure that results from such client contracts.

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

As of December 31, 2017, 2018 and 2019, Shinhan Bank had total trust assets of ~~W~~58,536 billion, ~~W~~76,161 billion and ~~W~~93,127 billion, respectively, comprised principally of securities investments of ~~W~~16,870 billion, ~~W~~22,479 billion and ~~W~~23,902 billion respectively; real property investments of ~~W~~12,053 billion, ~~W~~14,154 billion and ~~W~~13,493 billion, respectively; and loans with an aggregate principal amount of ~~W~~469 billion, ~~W~~528 billion and ~~W~~415 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2017, 2018 and 2019, debt securities accounted for 27.3%, 28.5% and 24.9%, respectively, and equity securities constituted 1.5%, 1.1% and 0.8%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2017, 2018 and 2019, 57.1%, 57.8% and 62.7%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ~~W~~37,700 billion, ~~W~~44,290 billion and ~~W~~49,695 billion as of December 31, 2017, 2018 and 2019, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2017, 2018 and 2019, Shinhan Bank’s variable rate trust accounts amounted to ~~W~~33,720 billion, ~~W~~40,270 billion and ~~W~~45,627 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to ~~W~~3,979 billion, ~~W~~4,019 billion and ~~W~~4,067 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts. Shinhan Bank also offers an insignificant amount of guaranteed fixed rate trust products (amounting to ~~W~~1.0 billion, ~~W~~1.0 billion and ~~W~~1.0 billion as of December 31, 2017, 2018 and 2019, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return. These products are carry-overs from past offerings, and Shinhan Bank no longer offers guaranteed fixed rate trust products.

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

•

cash advances, which enable the cardholders to withdraw cash subject to a preset limit from an ATM or a bank branch. Repayments for cash advances may be made either on a lump-sum basis or, in the case of credit cards issued before December 30, 2014, on a revolving basis. Currently, the lump-sum cash advances generally accrue interest at the effective annual rates of approximately 6.1% to 23.9% and the revolving cash advances generally accrue interest at a minimum rate of 6.4% to 23.9% of the outstanding balance (depending on the cardholder’s credit).

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

Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card levies a late charge in lieu of the interest rates applicable prior to default. The late charge rate currently ranges from 8.4% to 24.0% per annum. Since the first half of 2018, instead of levying a late charge in lieu of interest rates prior to default, Shinhan Card maintained the interest rates prior to default but added a late charge rate of 3% in addition to the interest rates prior to default.

Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to the regulatory limit of 2.3% of the purchased amount depending on the merchant used, with the average charge for credit cards being 1.54% in 2019. For small- and medium-sized merchants, the applicable regulations impose reduced fee rates of 0.8% (in the case of merchants with annual sales of ~~W~~300 million or less) and 1.3% (in the case of merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million), respectively, of the purchased amount.

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

Recently, the Financial Services Commission has allowed certain financial institutions, including Shinhan Card, to test innovative financial services. Shinhan Card obtained approval from the Financial Services Commission to test five business: (i) peer-to-peer credit card payment services whereby individuals can make credit card payments to others directly, without a third-party platform, (ii) a credit scoring system that evaluates individual business owners’ credit standing based on their revenue records and history of credit card use, (iii) small-scale investment using credit cards, (iv) face recognition system for payments and (v) monthly rent payments using credit cards. We expect to test the feasibility and potential of these businesses beginning in 2020.

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

Customers and Merchants

In addition to internal growth through cross-selling, we seek to enhance our market position by selectively targeting new customers with high net-worth and solid credit quality through the use of a sophisticated and market-oriented risk management system. Shinhan Card screens its credit card applicants and sets individualized credit limits for such applicants according to internal guidelines based on a comprehensive credit scoring system. We also seek to provide a wide variety of differentiated products and services tailored to our customers’ individualized needs through precision analysis and customer segmentation based on the “big data” we have compiled on our approximately 22 million customers. We have also formed a team dedicated to the “fintech” business by actively pursuing technology developments and strategic alliances with key partners as well as additional teams focused on innovation and creating new sources of value for our clients through the development of big data and digital platforms and provision of big data-based consulting services. In 2019, utilizing an innovative platform based on big data analysis, Shinhan Card launched a “Super Personalization Service”, aimed at providing our individual customers with tailored and personalized services that meet their individual needs.

The following table sets forth the number of customers of Shinhan Card and the number of merchants at which Shinhan Card can be used for purchases as of the dates indicated.

	As of December 31,
	2017	2018	2019
	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	12,424	12,701	12,843
Personal accounts	12,295	12,495	12,667
Corporate accounts	129	206	176
Active ratio(2)	96.3%	96.1%	96.05%
Number of merchants	2,724	2,810	2,909

Notes:

(1)	Represents the number of cardholders whose card use is not subject to suspension or termination as of the relevant date.
(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers to facilitate purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 3.43% of Shinhan Card’s total operating revenue in 2019. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card historically charged, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Initial financing fees charged in connection with installment finance products for new cars, however, were abolished effective March 2, 2013 pursuant to the Financial Consumer Report (Automobile Financings) issued by the Financial Supervisory Service on January 29, 2013. Shinhan Card has installment financing arrangements with over 10,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

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

Auto Lease

Shinhan Card provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 1.39%, 3.37% and 4.83% of Shinhan Card’s total operating revenue in 2017, 2018 and 2019, respectively.

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

As of December 31, 2019, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 5.61% (consisting of 2.34% in the retail segment, 0.74% in the institutional segment and 2.53% in the international segment) in terms of total brokerage volume, ranking eighth among securities firms in Korea. As of the same date, according to internal data, Shinhan Investment held the eighth largest annual market share in the options brokerage segment and the second largest annual market share in the futures segment of 6.26% and 18.79%, respectively, in terms of total brokerage volume with respect to these products.

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

•

brokerage services. These services include brokerage of stocks, corporate bonds, futures and options provided to Shinhan Investment’s institutional and international customers and sale of institutional financial products. These services are currently supported by a team of approximately 68 research analysts that specialize in equity, bonds and derivatives research.

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

Life Insurance Services

We provide life insurance products and services primarily through Shinhan Life Insurance and Orange Life Insurance. Shinhan Life Insurance and Orange Life Insurance provide services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. Shinhan Life Insurance had total assets of ~~W~~29,719 billion, ~~W~~31,824 billion and ~~W~~34,134 billion as of December 31, 2017, 2018 and 2019, respectively, and net profits of ~~W~~121 billion, ~~W~~131 billion and ~~W~~124 billion for the years ended December 31, 2017, 2018 and 2019, respectively. Orange Life Insurance had total assets of ~~W~~31,455 billion, ~~W~~32,744 billion and ~~W~~32,841 billion as of December 31, 2017, 2018 and 2019, respectively, and net profits of ~~W~~340 billion, ~~W~~311 billion and ~~W~~271 billion for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, a joint venture with BNP Paribas Asset Management Holding, of which we and BNP Paribas Asset Management Holding hold 65:35 interests, respectively. Shinhan BNP Paribas Asset Management ranked fifth among asset managers in Korea in terms of assets under management as of December 31, 2019, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a joint venture with BNP Paribas Asset Management Holding, we believe Shinhan BNP Paribas Asset Management derives significant benefits from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2019, Shinhan BNP Paribas Asset Management had assets under management amounting to ~~W~~50,309 billion. To a limited extent, Shinhan Investment also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”

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

Loan Collection and Credit Reporting

We centralize credit collection and credit reporting operations for our subsidiaries through Shinhan Credit Information Co. Ltd. (“Shinhan Credit Information”), which also provides similar services to third party customers. Shinhan Credit Information’s services include debt collection, credit inquiries, credit reporting, civil application/petition services and process agent services, among others. Shinhan Credit Information also manages participants in credit recovery programs and provides support to the Kookmin Happy Fund, which is a Government-established fund that supports retail borrowers with low credit scores by purchasing defaulted loans from creditors or providing credit guarantees to enable such borrowers to refinance at lower rates.

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

Real Estate Trust Services

Asia Trust Co., Ltd is a comprehensive real estate trust service provider, providing services including land development trust, management trust, proxy and agency businesses and consulting, etc.

Artificial Intelligence Based Investment Consulting

Shinhan AI. Co., Ltd. is an artificial intelligence-based investment consulting company established to enhance our competitiveness in the digital age and provide differentiated investment consulting services, with plans to expand business into the asset management sector.

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2019.

	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Investment	Shinhan Life Insurance	Orange Life Insurance	Total
Distribution Channels in Korea(1)
Seoul metropolitan	363	1	8	59	37	80	548
Gyeonggi province	191	—	4	21	25	3	244
Six major cities:	167	1	8	25	41	18	260
Incheon	59	—	1	3	7	2	72
Busan	38	1	2	6	19	6	72
Gwangju	13	—	1	3	4	3	24
Daegu	24	—	1	7	5	4	41
Ulsan	15	—	1	3	2	1	22
Daejeon	18	—	2	3	4	2	29

Sub-total	721	2	20	105	103	101	1,052

Others	155	33	6	21	20	5	240

Total	876	35	26	126	123	106	1,292

Note:

(1)	Includes our main office and those of our subsidiaries.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2019, Shinhan Bank’s branch network in Korea comprised of 876 service centers, consisting of our headquarters, 673 retail banking service centers, 13 large corporate banking service centers, 51 corporate banking services centers and 139 hybrid banking branches designed to serve retail as well as small-

business corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers. Recently, Shinhan Bank has been actively adopting digital technology to improve operational efficiency of its banking service channels. For example, Shinhan Bank introduced digital kiosks to banking branches, established ‘Paperless Banking’ by replacing paper applications with electronic documents, implemented a “robotic process automation system” for the automation of certain tasks and processes and increased the volume of client communications through non-face-to-face platforms.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. In December 2015, Shinhan Bank introduced digital kiosks, a new generation of automated self-service machines in the Seoul metropolitan area featuring biometric authentication technology and the ability to perform a wide range of services that were not available through traditional ATMs, such as opening new accounts, issuance of debit and check cards, foreign currency exchange and overseas remittance of foreign currency. These digital kiosks are currently being operated at 44 branches in the Seoul metropolitan area. As of December 31, 2019, Shinhan Bank had 5,773 ATMs, 13 cash dispensers and 48 digital kiosks. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2019, automated banking machine transactions accounted for a substantial portion of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Electronic Banking

Shinhan Bank’s Internet banking services are more comprehensive than those available at the counter, including such services as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Shinhan Bank also offers mobile banking services in order to enable customers to make speedy, convenient and secure banking transactions using mobile phones. As of December 31, 2019, Shinhan Bank had 20,173,251 subscribers to its Internet banking services and 15,222,356 users of its smart banking apps, representing an increase of 9.8% and 8.8%, respectively, compared to December 31, 2018. Shinhan Bank continues to experience a rise in the number of online and mobile banking users. Shinhan Bank began offering online and mobile banking initially with a view to saving costs rather than increasing revenues, but is currently exploring ways to leverage the possibility of increase revenues through online and mobile banking given that these services offer customers with easier and more convenient access to banking services without limitations of time and space as well as offer tailored and customized service to each customer. In September 2017, Shinhan Bank launched “Shinhan Tong,” a new mobile and web based platform that is more user friendly and easier to access than previous platforms and does not require additional applications or certifications. Shinhan Tong utilizes mobile identification and non-face-to-face identity authentication technology, which allows users to open new bank accounts, exchange currencies and use other services such as credit card application services without having to visit a physical bank branch. In February 2018, Shinhan Bank launched “SOL”, a new mobile banking application integrating Shinhan Bank’s six previously existing mobile applications such as the Shinhan S Bank and Sunny Bank applications. SOL is the cumulation of Shinhan Bank’s efforts to provide a customer oriented and user friendly mobile banking platform and features, among others, easy-to-use biometric and non-face-to-face identity authentication technology. In addition to innovative features allowing customers to withdraw from their accounts at other banks using Shinhan Bank’s ATMs and transfer funds with minimal time and effort (for example, with no need to log in or insert account numbers), Shinhan Bank began offering open banking service in October 2019, allowing customers to access accounts, products and services across multiple banks using only SOL. In November 2019, Shinhan Bank also launched “SOL Global”, a mobile banking application for foreigners, allowing foreign customers to use open banking and various other financial services. Shinhan Bank continues to expand the scope of its mobile banking services by providing innovative offerings, including “SOL Land”, a mobile application providing information on real estate prices and loan limits and “SOL Trip”, a mobile application providing travel-related services such as foreign currency exchange and travel insurance services.

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2019.

Business Unit	Location	Year Established or Acquired
Subsidiaries

Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH(1)	Frankfurt, Germany	1994
Shinhan Bank America	New York, U.S.A.	1990
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Bank (Cambodia) PLC	Phnom Penh, Cambodia	2007
Shinhan Bank Kazakhstan Limited	Almaty, Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(2)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(3)	Ho Chi Minh City, Vietnam	2011
Banco Shinhan de Mexico(4)	Mexico City, Mexico	2015
PT Bank Shinhan Indonesia(5)	Jakarta, Indonesia	2016

Branches

New York	U.S.A.	1989
Singapore	Singapore	1990

Business Unit	Location	Year Established or Acquired
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Kancheepuram	India	2010
Pune	India	2014
Manila	Philippines	2015
Dubai	United Arab Emirates	2015
Sydney	Australia	2016
Yangon	Myanmar	2016
Ahmedabad	India	2016
Ranga Reddy	India	2016

Representative Offices(6)

Mexico	Mexico City, Mexico	2008
Uzbekistan	Tashkent, Uzbekistan	2009
Poland(1)	Wroclaw, Poland	2014

Notes:

(1)	Shinhan Bank Europe GmbH established a representative office in Poland in 2014.
(2)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.
(3)	Prior to the establishment of this subsidiary in 2011, Shinhan Bank provided banking services in Vietnam through a branch since 1995.
(4)	Banco Shinhan de Mexico commenced operations in March 2018.
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

The branch network for our credit card operations consisted of 876 branches as of December 31, 2019 of Shinhan Bank and 23 card sales branches of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2019, the number of new cardholders acquired through our banking distribution network accounted for approximately 29.0% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2019, and the number of new cardholders acquired through sales agents accounted for approximately 37.7% of the total number of Shinhan Card’s new cardholders in 2019. As of December 31, 2019, Shinhan Card had 2,036 sales agents, who were independent contractors. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is generally tied to the transaction volume of the customers introduced by them, and we believe this system helps to enhance profitability.

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

In November 2014, as an initial step to exploring potential opportunities overseas, Shinhan Card established its first overseas subsidiary in Kazakhstan, LLP MFO Shinhan Finance, as Kazakhstan was deemed to have relatively low entry barriers to foreign financial institutions, high growth potential for retail operations and the possibility of leveraging Shinhan Bank’s network. LLP MFO Shinhan Finance obtained its business license in the first half of 2015 and commenced operations in July 2015, including installment financing and credit loans. In 2018, LLP MFO Shinhan Finance expanded its sales channels and introduced new credit loan products. In 2019, LLP MFO Shinhan Finance focused on expanding its sales coverage while enhancing its risk management capabilities. In 2020, LLP MFO Shinhan Finance plans to diversify and optimize its product offerings to create a more stable income base.

In December 2015, Shinhan Card acquired a majority stake in PT Swadharma Indotama Finance, a multi finance company in Indonesia, and changed its legal name to PT Shinhan Indo Finance. PT Shinhan Indo Finance engages in corporate and retail operations, including installment financing and financial leases, and began offering credit card services in January 2017 after obtaining its credit card business license in December 2016. In 2018, PT Shinhan Indo Finance began to expand its retail business across Indonesia. In 2019, PT Shinhan Indo

Finance launched its joint finance product with Shinhan Bank, maintaining a conservative approach to its retail business while steadily increasing its corporate leasing assets, particularly corporate fleet vehicles. In 2020, PT Shinhan Indo Finance plans to continue expanding its corporate fleet vehicle leasing business and improve financial performance.

In March 2016, to accelerate our global business expansion, we established Shinhan Microfinance, a local subsidiary in Myanmar. Shinhan Microfinance obtained its microfinance business license in July 2016 and launched operations in September 2016. Since then, it has expanded its business operations by diversifying the range of microfinance product offerings and expanding its sales network. In 2020, Shinhan Microfinance looks to increase efficiency through new branch operational strategies and continue to seek long term growth opportunities.

In January 2018, Shinhan Card acquired Prudential Vietnam Finance Company Limited in order to gain a stronger presence in Vietnam and increase synergy with Shinhan Bank and Shinhan Investment’s Vietnam operations. In July 2019, Shinhan Card changed its legal name into Shinhan Vietnam Finance Company Ltd. (“Shinhan Vietnam Finance”). Utilizing its relatively lower funding cost resulting from cooperation with other affiliates in Vietnam such as Shinhan Bank and Shinhan Investment, Shinhan Vietnam Finance was able to expand its asset base, reaching total assets of US$336 million as of December 31, 2019. The State Bank of Vietnam recently introduced Circular 18, which amends the regulation on consumer lending activities in Circular 43 and is aimed at improving soundness of Vietnam’s consumer finance industry and facilitating a transition towards a cashless society by regulating the proportion of direct disbursements (for example, cash loans) to the total outstanding loans. According to the amendment, the rate of total consumer loans with direct disbursements to total consumer credit balance should gradually be decreased to 30% by 2024. In order to efficiently cope with the new regulatory changes, in 2020, Shinhan Vietnam Finance plans to diversify its business offerings to include, among others, car loans and installment financing and also leverage Shinhan Card’s digitalization capabilities to increase efficiency and provide customers with innovative services.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2019, Shinhan Investment had 126 service centers nationwide, and four overseas subsidiaries based in Hong Kong, New York, Vietnam and Indonesia to service our corporate customers.

Approximately 63% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net-worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Investment and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance and Orange Life Insurance. Both Shinhan Life Insurance and Orange Life Insurance, in addition to distributing bancassurance products through our bank branches, also distribute a wide range of life insurance products through their own branch network, agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2019, Shinhan Life Insurance and Orange Life Insurance had 123 and 106 branches and 7 and 3 customer support centers, respectively. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

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

In 2013, we completed the construction of the Shinhan Data Center, which is responsible for comprehensive management of information technology systems for our subsidiaries on a group-wide basis. This center ensures a stable use of a central information processing facilities for at least 15 years and is designed to maximize operational and cost efficiency as well as enhance information security by combining the various data centers previously used by our subsidiaries. All of our subsidiaries relocated their information management capabilities to this center in 2014.

In order to enhance security and trustworthiness of the financial services provided by us, we continually seek to enhance a group-wide set of standards for information security and upgrade the related systems. In 2008, we established group-wide information systems and policies, which have since been continually updated and upgraded. In 2017, we further upgraded the group-wide information security control tower to a best-in-class level and replaced most of our internal information security staff with highly qualified experts in order to reinforce our security defense capabilities in the event of cyber breaches. In addition, we have a team within our group to provide specialized data protection and related support services to our smaller operating subsidiaries, and we take active measures to preemptively forestall any security breaches through mock trials.

At the subsidiary level, we also continue to upgrade the information technology infrastructure and services for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary and thereby bolster their respective competitiveness, including with respect to electronic and mobile banking, online consultation, expanded sales services and customized informational services. In addition, we have recently strengthened our indirect service channels through a major upgrade of the corporate online banking services and expansion of mobile phone-based product offerings and sales and service networks, such as the launch of Shinhan Bank’s banking application SOL and upgrades to Shinhan Investment’s Shinhan iAlpha application system, in light of the growing base of customers who increasingly access financial services through their mobile phones. We also established in April 2015 a new credit evaluation system with enhanced precision in assessing the creditworthiness of our corporate customers, which has enabled us to manage our credit risk more effectively. On a group-wide level, we are enhancing the efficiency of the information technology operations of our subsidiaries through cloud computing. Furthermore, we have expanded, and will continue to expand, our information technology systems to support the sales and operational capabilities of our overseas subsidiaries and branches through a global customer management system as well as provide country-specific financial services.

The information technology system for each of our subsidiaries is currently backed up on a real-time basis. In 2014, we converted the pre-existing data center to a back-up and disaster recovery center for all our subsidiaries’ operations in order to provide customer services in a continued seamless manner even in the case of an interruption at Shinhan Data Center. We believe that our centralized back-up systems, including our data back-up centers and disaster recovery centers, enable more efficient back-up at a higher level of security.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2019, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks, two Internet-only banks and branches and subsidiaries of 36 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Shinhan Bank’s net interest margin (on a separate basis) declined slightly to 1.54% in 2019 from 1.62% in 2018 due to, at least partly, decreases in base interest rate by the Bank of Korea from 1.75% to 1.50% in July 2019 and from 1.50% to 1.25% in October 2019 and may decline further as the Bank of Korea has reduced the base interest rate from 1.25% to 0.75% in March 2020 and if the base interest rate is decreased again during 2020. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Further, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

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

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea recently, including Hana Financial Group’s acquisition of Korea Exchange Bank in 2012 and the resulting merger of Hana Bank and Korea Exchange Bank in September 2015. Moreover, in 2014, pursuant to the implementation of the Government’s privatization plan with respect to Woori Finance Holdings (now merged into Woori Bank) and its former subsidiaries, Woori Financial, Woori Asset Management and Woori F&I were acquired by KB Financial Group, Kiwoom Securities and Daishin Securities, respectively, and Woori Investment & Securities, Woori Aviva Life Insurance and Woori FG Savings Bank were acquired by NongHyup Financial Group. In addition, in October 2014, the Government’s ownership interests in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group (now BNK Financial Group), respectively. In 2015, the Government decided to sell a 30% to 40% interest in Woori Bank to multiple investors in separate blocks ranging from 4% to 10% each. Since December 2016, Korea Deposit Insurance Corporation has consummated sales transactions with seven institutional investors including Kiwoom Securities, Korea Investment and Securities, Hanwha Life Insurance, Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments and IMM Private Equity for the sale of an aggregate 29.7% interest in Woori Bank in separate blocks. In the securities brokerage sector, Mirae Asset acquired KDB Daewoo Securities in 2016, creating the largest brokerage company in Korea by assets, and on June 1, 2016, KB Financial Group completed its acquisition of Hyundai Securities and merged it with its existing brokerage unit, KB Investment & Securities Co, creating the fifth largest brokerage company in Korea by assets. In the asset management business sector, Woori Financial Group acquired two asset management companies, Tongyang Asset Management and ABL Global Asset Management (former Allianz Global Investors). Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding. In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses and closed on February 1, 2019. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance has become our wholly owned subsidiary as of such date. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since July 2015, the Financial Services Commission has provided, through the Korea Financial Telecommunications and Clearings Institute, the integrated automatic payment transfer management service, which allows account holders to search for, terminate or modify automatic payments they have set up with financial institutions participating in such service (currently including banks, securities companies and other financial institutions such as The Post Office, Korean Federation of Community Credit Cooperatives, National Credit Union Federation of Korea, Mutual Savings Bank and National Forestry Cooperative Federation). In addition, the Financial Services Commission began providing the integrated account management service from December 2016, which allows account holders to search for detailed information of their bank accounts opened in banks participating in such service, close small-sum inactive accounts (i.e., accounts with no transaction activity during the previous one year period and with a balance of less than ~~W~~500,000) and transfer the balance in such accounts to other accounts. Moreover, in December 2017, the Financial Services Commission introduced the “my account at a glance” system, which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on one page. The “my account at a glance” system became available on mobile channels in February 2016 and expanded its scope of services to include savings banks and securities companies. Since their introduction, the integrated automatic payment transfer management service, integrated account management service and “my account at a glance” system have gained widespread acceptance. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market. Moreover, the Regulation on the Supervision of the Banking Business was amended on July 12, 2018 to provide that, beginning on January 1, 2020, in calculating loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. This may further intensify competition for corporate loans and deposits among commercial banks and, as a result, Shinhan Bank may face difficulties in increasing or retaining its corporate loans and deposits, which in turn may result in an increase in its cost of funding.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. Also, widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to the competitive threat faced by existing credit card service providers, including our credit card subsidiary. In 2015, the Government announced its plans to allow Internet-only banks to operate in Korea. KT consortium’s K-Bank and Kakao consortium’s Kakao Bank commenced operations in April 2017 and July 2017, respectively, and Viva Republica consortium’s Toss Bank has recently obtained preliminary business authorization from the Financial Services Commission on December 16, 2019. Internet-only banks may have advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

As part of the Government’s financial policies to promote innovative digital finance, 10 commercial banks, including Shinhan Bank, began offering a preliminary open banking service in October 2019. More local banks and fintech companies joined in December 2019, when the open banking service was fully and officially launched. Open banking service allows each fintech company and bank to provide banking services, such as checking balances and making withdrawals and transfers, with regards to customers’ accounts at other banks. Using open banking service, customers can easily access accounts, products and services across multiple banks, instead of being limited to the accounts, products and services available at the particular bank that they deal with. In addition, on January 9, 2020, the Korean National Assembly passed amendments to three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information). These amendments introduced the MyData service, allowing and requiring (upon the customer’s request and subject to compliance requirements) financial institutions that have been approved by the Financial Service Commission as a MyData service provider access and sharing of customers’ personal information, credit information and transaction data. If and when fintech companies receive authorization as MyData service providers, we expect competition for customers among banks and fintech firms such as Kakao Pay, Toss and Bank Salad to intensify.

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

Description of Assets and Liabilities

Loans

As of December 31, 2019, our total gross loan portfolio was ~~W~~327,578 billion, which represented an increase of 8.1% from ~~W~~303,070 billion on December 31, 2018. The increase in our portfolio primarily reflects a 5.8% increase in corporate loans and an 11.2% increase in retail loans.

Loan Types

The following table presents our loans by type as of the dates indicated. Except where specified otherwise, all loan amounts stated below are before deduction of allowance for credit losses on loans. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2015		2016		2017		2018(6)		2019(6)
	(In billions of Won)
Corporate
Corporate loans(1)	~~W~~	125,155	~~W~~	128,672	~~W~~	138,277	~~W~~	151,647	~~W~~	161,501
Public and other(2)		2,191		2,154		2,298		2,831		3,312
Loans to banks(3)		4,653		4,730		2,970		3,586		2,634
Lease financing		1,875		1,814		1,713		1,726		1,683

Total — Corporate		133,874		137,370		145,258		159,790		169,130

Retail
Mortgages and home equity		54,983		56,235		59,078		62,394		68,074
Other retail(4)		41,035		47,949		52,512		58,438		66,350

Total — Retail		96,018		104,184		111,590		120,832		134,424

Credit cards		18,537		19,450		20,641		22,448		24,024

Total loans(5)	~~W~~	248,429	~~W~~	261,004	~~W~~	277,489	~~W~~	303,070	~~W~~	327,578

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.
(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.
(3)	Consists of interbank loans and call loans.
(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.
(5)	As of December 31, 2015, 2016, 2017, 2018 and 2019, 89.4%, 88.9%, 88.2%, 88.9% and 87.9% of our total gross loans, respectively, were Won-denominated.
(6)

Loan amounts as of December 31, 2018 and 2019 include loans at amortized cost and loans at fair value classified in accordance with IFRS 9. Corporate loans include loans at fair value in the amount of ~~W~~1,209 billion and ~~W~~2,155 billion as of December 31, 2018 and 2019, respectively.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Individual Borrower

As of December 31, 2019, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~83,647.3 billion. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2019.

	As of December 31, 2019
	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Ministry of Economy and Finance	~~W~~	0.0	~~W~~	—	~~W~~	35,364.7	~~W~~	—	~~W~~	—	~~W~~	35,364.7	~~W~~	—
Bank of Korea		1,660.0		—		6,929.5		0.1		—		8,589.6		—
Korea Housing Finance Corporation.		0.0		—		7,603.3		—		—		7,603.3		—
Korea Development Bank		7.1		—		6,045.1		70.6		—		6,122.9		—
Industrial Bank of Korea.		752.3		10.6		4,247.7		0.1		—		5,010.7		—
Export-Import Bank of Korea		—		11.8		2,956.0		—		—		2,967.8		—
NongHyup Bank.		1,242.5		14.9		660.5		17.0		—		1,935.0		—
Samsung Electronics Co., Ltd.		—		1,856.7		—		—		—		1,856.7		—
KEB Hana Bank		432.5		126.9		888.8		75.5		—		1,523.8		—
Korea Land & Housing Corporation.		0.0		—		1,464.0		—		—		1,464.0		—
Korea Deposit Insurance Corporation		—		—		1,397.7		—		—		1,397.7		—
Kookmin Bank.		836.0		46.5		488.8		13.4		—		1,384.7		—
National Agricultural Cooperative Federation.		53.6		—		1,327.6		—		—		1,381.2		—
Korea Expressway Corporation		0.0		—		1,325.9		—		—		1,326.0		—
United States of America		—		—		1,050.7		—		—		1,050.7		—
Korea Electric Power Corporation		0.3		—		1,004.0		6.3		—		1,010.7		—
Woori Bank.		195.4		31.8		768.4		—		—		995.6		—
KB Kookmin Card Co., Ltd.		—		—		931.0		—		—		931.0		—
Korea Rail Network Authority		—		—		875.3		—		—		875.3		—
Korea Gas Corporation.		0.0		40.6		815.5		—		—		856.2		—

Total	~~W~~	5,179.9	~~W~~	2,139.9	~~W~~	76,144.6	~~W~~	182.9	~~W~~	—	~~W~~	83,647.3	~~W~~	—

Exposure to Main Debtor Groups

As of December 31, 2019, our total exposure to the main debtor groups as identified by the Governor of the Financial Supervisory Service amounted to ~~W~~29,577 billion. The main debtor groups are largely comprised of chaebols. The following table shows, as of December 31, 2019, our total exposures to the 10 main debtor groups to which we have the largest exposure.

	As of December 31, 2019
Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Amounts of Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Hyundai Motors	~~W~~	514.5	~~W~~	2,102.5	~~W~~	1,819.1	~~W~~	300.6	~~W~~	0.1	~~W~~	4,736.8	~~W~~	—
Samsung		195.1		2,286.3		972.3		716.7		0.0		4,170.4		—
Lotte		57.8		681.2		1,870.2		349.5		0.1		2,958.8		—
SK		942.4		390.9		1,096.1		441.9		0.0		2,871.3		—
LG		399.1		435.0		998.8		353.7		0.0		2,186.6		—
Hyundai Heavy Industries		106.7		82.3		210.9		1,276.7		—		1,676.6		—
Hanwha		269.7		300.1		621.3		339.7		0.0		1,530.9		—
LS		132.9		416.3		212.1		704.1		0.0		1,465.5		—
GS		42.6		347.5		544.8		283.2		0.0		1,218.2		—
CJ		154.3		184.7		545.5		105.4		—		989.9		—

Total	~~W~~	2,815.1	~~W~~	7,226.8	~~W~~	8,891.2	~~W~~	4,871.5	~~W~~	0.3	~~W~~	23,804.9	~~W~~	—

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2019.

	As of December 31, 2019
Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing	~~W~~	47,611	28.2%
Real estate, leasing and service		32,802	19.4
Retail and wholesale		20,672	12.2
Finance and insurance		16,784	9.9
Transportation, storage and communication		5,006	3.0
Hotel and leisure		7,818	4.6
Construction		3,872	2.3
Other service(1)		17,724	10.5
Other(2)		16,841	9.9

Total	~~W~~	169,130	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Maturity Analysis

The following table sets out the scheduled maturities (presented in terms of time remaining until maturity) of our loan portfolio as of December 31, 2019. The amounts below are before allowance for credit losses on loans and deferred loan origination costs and fees. In the case of installment payment loans, maturities have been adjusted to take into account the timing of installment payments.

	As of December 31, 2019
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Years(1)		Total
	(In billions of Won)
Corporate:
Corporate loans	~~W~~	103,111	~~W~~	50,555	~~W~~	7,835	~~W~~	161,501
Public and other		1,516		1,387		409		3,312
Loans to banks		1,947		535		152		2,634
Lease financing		575		1,101		7		1,683

Total corporate	~~W~~	107,149	~~W~~	53,578	~~W~~	8,403	~~W~~	169,130

Retail:
Mortgage and home equity	~~W~~	11,737	~~W~~	19,171	~~W~~	37,166	~~W~~	68,074
Other retail		40,133		16,902		9,315		66,350

Total retail	~~W~~	51,870	~~W~~	36,073	~~W~~	46,481	~~W~~	134,424

Credit cards	~~W~~	21,084	~~W~~	2,718	~~W~~	222	~~W~~	24,024

Total loans	~~W~~	180,103	~~W~~	92,369	~~W~~	55,106	~~W~~	327,578

Note:

(1)	Includes overdue loans.

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

Interest Rate Sensitivity

The following table presents a breakdown of our loans in terms of interest rate sensitivity as of December 31, 2019.

	As of December 31, 2019
	Due Within 1 Year		Due After 1 Year		Total
	(In billions of Won)
Fixed rate loans(1)	~~W~~	57,735	~~W~~	36,201	~~W~~	93,936
Variable rate loans(2)		122,368		111,274		233,642

Total loans	~~W~~	180,103	~~W~~	147,475	~~W~~	327,578

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.
(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

Interest foregone is interest due on nonaccrual loans that has not been accrued in our books of account. In 2015, 2016, 2017, 2018 and 2019, we would have recorded gross interest income of ~~W~~79 billion, ~~W~~91 billion, ~~W~~96 billion, ~~W~~66 billion and ~~W~~64 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2015, 2016, 2017, 2018 and 2019 were ~~W~~39 billion, ~~W~~38 billion, ~~W~~42 billion, ~~W~~36 billion and ~~W~~38 billion, respectively.

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

	As of December 31,
	2015		2016		2017		2018		2019
	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Corporate	~~W~~	1,235	~~W~~	1,102	~~W~~	1,035	~~W~~	897	~~W~~	903
Retail		228		243		311		358		413
Credit cards		93		86		67		92		101

Sub-total		1,556		1,431		1,413		1,347		1,417

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		176		234		199		199		258
Retail		316		313		440		706		874
Credit cards		399		369		509		558		545

Sub-total		891		916		1,148		1,463		1,677

Total	~~W~~	2,447	~~W~~	2,347	~~W~~	2,561	~~W~~	2,810	~~W~~	3,094

Note:

(1)

Represents either loans that are “troubled debt restructuring” or loans for which payment of interest and/or principal became past due by 90 days or more (adjusting for any overlap due to loans that satisfy both prongs so as to avoid double counting).

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings.” These loans mainly consist of corporate loans that have been restructured through the process of workout and recovery proceedings. See “ — Credit Exposures to Companies in Workout and Recovery Proceedings.” These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

	As of December 31,
	2015		2016		2017		2018		2019
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	~~W~~	244	~~W~~	133	~~W~~	10	~~W~~	12	~~W~~	89
Loans classified as “troubled debt restructurings” (including nonaccrual and past due loans)	~~W~~	714	~~W~~	526	~~W~~	502	~~W~~	440	~~W~~	425

The following table presents, for the periods indicated and with respect to the restructured loans, the amounts that would have been recorded as our interest income under the original contract terms of the restructured loans, and the amounts that were actually recorded as our interest income for such loans under the restructured contractual terms of such loans.

	As of December 31,
	2015		2016		2017		2018		2019
	(In billions of Won)
Interest income under the original contractual terms of the restructured loans(1)	~~W~~	22	~~W~~	17	~~W~~	15	~~W~~	19	~~W~~	19
Interest income under the restructured contractual terms of the restructured loans(1)	~~W~~	6	~~W~~	8	~~W~~	11	~~W~~	7	~~W~~	6

Note:

(1)	Includes nonaccrual and past due loans.

The following table presents a breakdown of the outstanding balance and specific allowance for credit losses on loans as of December 31, 2015, 2016, 2017, 2018 and 2019 of corporate loans classified as “troubled debt restructurings” (including nonaccrual and past due loans) by the type of restructuring to which such loans are subject.

	As of December 31,
	2015				2016				2017				2018				2019
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Workout	~~W~~	506	~~W~~	215	~~W~~	410	~~W~~	214	~~W~~	387	~~W~~	275	~~W~~	331	~~W~~	237	~~W~~	292	~~W~~	140
Recovery Proceedings		208		63		113		32		109		36		98		34		121		32
Others(1)		—		—		3		2		6		5		11		5		12		8

Total	~~W~~	714	~~W~~	278	~~W~~	526	~~W~~	248	~~W~~	502	~~W~~	316	~~W~~	440	~~W~~	276	~~W~~	425	~~W~~	180

Note:

(1)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).

The following table presents the outstanding balance and specific allowance for credit losses on loans as of December 31, 2015, 2016, 2017, 2018 and 2019 of retail loans (including nonaccrual and past due loans) subject to credit rehabilitation programs for retail borrowers. All such loans became modified under credit rehabilitation programs and became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral. For more information on the credit rehabilitation program, see “— Credit Exposures to Companies in Workout and Recovery Proceedings — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

	As of December 31,
	2015				2016				2017				2018				2019
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Retail loans subject to credit rehabilitation programs(1):	~~W~~	61	~~W~~	40	~~W~~	84	~~W~~	49	~~W~~	118	~~W~~	70	~~W~~	84	~~W~~	46	~~W~~	126	~~W~~	73

Note:

(1)	Includes nonaccrual and past due loans.

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

	As of and for the year ended December 31,
	2015		2016		2017		2018		2019
	(In billions of Won)
Impaired and nonaccrual restructured loans	~~W~~	470	~~W~~	393	~~W~~	492	~~W~~	428	~~W~~	336
Total charge-off of restructured loans	~~W~~	259	~~W~~	118	~~W~~	89	~~W~~	59	~~W~~	138
Charge-off as part of debt-to-equity conversion	~~W~~	51	~~W~~	22	~~W~~	68	~~W~~	67	~~W~~	230

Credit Exposures to Companies in Workout and Recovery Proceedings

Our credit exposures to restructuring are monitored and managed by our Corporate Credit Support Department. As of December 31, 2019, 0.13% of our total loans, or ~~W~~425 billion (of which ~~W~~336 billion was classified as nonaccrual and ~~W~~89 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures generally takes the form of workout and recovery proceedings.

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

As of December 31, 2019, the total loan amount subject to recovery proceedings was ~~W~~121 billion. No loan amount was subject to court receivership or composition proceedings.

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

Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers

In light of the gradual increase in delinquencies in credit card and other consumer credit, the Government has implemented a number of measures intended to support the rehabilitation of the credit of delinquent consumer borrowers. These measures may affect the amount and timing of our collections and recoveries on our delinquent consumer credits.

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

In 2019, the aggregate amount of our retail credit (including credit card receivables) which became subject to the pre-workout program was ~~W~~126 billion. We believe that our participation in such pre-workout program has not had a material impact on the overall asset quality of our retail loans and credit card portfolio or on our results of operations and financial condition to date.

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

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2015, 2016, 2017, 2018 and 2019 by our loan modification programs, as further categorized according to the loan category and performing versus non-performing status at each fiscal year end.

As of December 31, 2015
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	87	~~W~~	87
Reduction of interest rate		119		368		487
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		4		19		23
Others(2)		87		30		117

Total	~~W~~	210	~~W~~	504	~~W~~	714

As of December 31, 2016
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	92	~~W~~	92
Reduction of interest rate		3		234		237
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		37		37
Others(2)		116		44		160

Total	~~W~~	119	~~W~~	407	~~W~~	526

As of December 31, 2017
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	3	~~W~~	82	~~W~~	85
Reduction of interest rate		9		299		308
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		—		—
Others(2)		70		39		109

Total	~~W~~	82	~~W~~	420	~~W~~	502

As of December 31, 2018
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	3	~~W~~	79	~~W~~	82
Reduction of interest rate		8		250		258
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		—		—
Others(2)		43		57		100

Total	~~W~~	54	~~W~~	386	~~W~~	440

As of December 31, 2019
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	76	~~W~~	76
Reduction of interest rate		45		211		256
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		2		2
Others(2)		56		35		91

Total	~~W~~	101	~~W~~	324	~~W~~	425

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.
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

Debt-to-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to loans that are in the latter category, we convert a portion of such loans into equity securities following negotiation with the borrowers and charge off the remainder of such loans as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2019, our loans restructured into equity securities amounted to ~~W~~112 billion, which was subsequently charged off.

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

Accrual Policy for Restructured Loans

For purposes of our accrual policy, we classify restructured loans principally into (i) loans subject to workout pursuant to the Corporate Restructuring Promotion Act and (ii) loans subject to recovery proceedings pursuant to the Debtor Rehabilitation and Bankruptcy Act, which is the comprehensive bankruptcy-related law in Korea. See “— Credit Exposures to Companies in Workout and Recovery Proceedings.” As for loans subject to workout, our general policy is to discontinue accruing interest on a loan when payment of principal and/or interest thereon becomes past due by 90 days or more, as described above in “— Nonaccrual Loans and Past Due Accruing Loans”. Interest is recognized on these loans on a cash basis (i.e., when collected) from the date such loan is reclassified as non-accruing, and such loans are not reclassified as accruing until the overdue principal and/or interest amounts are paid in full. This general policy also applies to loans subject to workout even if such loans are restructured loans. In the case of loans subject to recovery proceedings, we discontinue accruing interest immediately upon the borrowers becoming subject to recovery proceedings (even if such loans are not yet delinquent) in light of the heightened uncertainty regarding the borrower’s ability to repay. Interest on such loans is recognized on a cash basis and such loans are not reclassified as accruing until the borrower exits recovery proceedings. Accordingly, under our accrual policy, the number of payments made on a nonaccrual restructured loan is not a relevant factor in determining whether to reinstate such loan to the accrual status.

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

We classify potential problem loans as loans that are designated as “early warning loans” and reported to the Financial Supervisory Service. The “early warning loans” designation applies to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem loans on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Supervisory Service. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Supervisory Service, we consider this to be an indication of serious doubt as to such borrower’s ability to comply with repayment terms in the near future. As of December 31, 2019, we had ~~W~~657 billion of potential problem loans.

Provisioning Policy

Loans

We conduct periodic and systematic detailed reviews of our loan portfolios to identify credit risks and to establish the overall allowance for credit losses on loans. Our management believes the allowance for credit losses on loans reflects the best estimate of the expected credit losses as of the date of each statement of financial position.

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

The criteria for classification of groups are periodically reviewed to maintain homogeneity of the group and are adjusted if necessary. We use external benchmark information to supplement internal information for a particular portfolio that does not have sufficient internal data accumulated from the past experience. See “Item 5.A. Operating Results — Critical Accounting Policies — Impairment of Financial Assets — Allowance for Credit Losses on Loans.”

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

For credit card accounts with balances that are more than 30 days past due, we generally assign collection to collection companies such as Shinhan Credit Information, a subsidiary of ours, and Mirae Credit Information. For credit card accounts that are charged off, we outsource collection to collection companies such as Shinhan Credit Information, Mirae Credit Information Services Corp. and Koryo Credit Information.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current		Past Due Up to 3 Months		Past Due 3-6 Months		Past Due More Than 6 Months		Total
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount
	(In billions of Won, except percentages)
2015	245,998	99.02	1,098	0.44	781	0.32	552	0.22	248,429
2016	258,650	99.10	1,180	0.45	643	0.25	531	0.20	261,004
2017	274,935	99.08	1,479	0.53	616	0.22	459	0.17	277,489
2018	300,324	99.09	1,656	0.55	684	0.23	406	0.13	303,070
2019	324,458	99.05	1,795	0.55	772	0.24	553	0.16	327,578

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2015		2016		2017		2018		2019
	(In billions of Won, except percentages)
Total non-performing loans	~~W~~	1,333	~~W~~	1,174	~~W~~	1,075	~~W~~	1,090	~~W~~	1,325
As a percentage of total loans		0.54%		0.45%		0.39%		0.36%		0.40%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2015					2016					2017					2018					2019
	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	~~W~~	125,155	~~W~~	663	0.53%	~~W~~	128,672	~~W~~	480	0.37%	~~W~~	138,277	~~W~~	325	0.24%	~~W~~	151,647	~~W~~	278	0.18%	~~W~~	161,501	~~W~~	388	0.24%
Public and other(2)		2,191		1	0.05		2,154		—	—		2,298		1	0.04		2,831		—	0.00		3,312		12	0.36
Loans to banks		4,653		—	—		4,730		—	—		2,970		—	—		3,586		—	0.00		2,634		—	—
Lease financing		1,875		16	0.85		1,814		20	1.10		1,713		15	0.88		1,726		16	0.93		1,683		17	1.01

Total corporate		133,874		680	0.51		137,370		500	0.36		145,258		341	0.23		159,790		294	0.18		169,130		417	0.25

Retail
Mortgage and home equity		54,983		45	0.08		56,235		33	0.06		59,078		45	0.08		62,394		45	0.07		68,074		70	0.10
Other retail		41,035		193	0.47		47,949		222	0.46		52,512		296	0.56		58,438		332	0.57		66,350		385	0.58

Total retail		96,018		238	0.25		104,184		255	0.24		111,590		341	0.31		120,832		377	0.31		134,424		455	0.34

Credit cards		18,537		415	2.24		19,450		419	2.15		20,641		393	1.90		22,448		419	1.87		24,024		453	1.89

Total	~~W~~	248,429	~~W~~	1,333	0.54%	~~W~~	261,004	~~W~~	1,174	0.45%	~~W~~	277,489	~~W~~	1,075	0.39%	~~W~~	303,070	~~W~~	1,090	0.36%	~~W~~	327,578	~~W~~	1,325	0.40%

Notes:

(1)	The number of days past due of restructured credit card loans is calculated from the first date of non-payment regardless of subsequent modification of terms.
(2)	Includes debtors such as local and regional authorities, state-owned enterprises and non-profit organizations.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2019.

Industry	Aggregate Non-Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance
	(In billions of Won)		(Percentages)
Construction	~~W~~	32	7.7%
Manufacturing		182	43.7
Real estate, leasing and service		28	6.7
Retail and wholesale		54	12.9
Finance and insurance		2	0.5
Hotel and leisure		17	4.1
Transportation, storage and communication		11	2.6
Other service(1)		70	16.8
Other(2)		21	5.0

Total	~~W~~	417	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2019, our 20 largest non-performing loans accounted 10.8% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2019
		Industry	Gross Principal Outstanding		Allowance for credit losses on loans
		(In billions of Won)
1	Borrower A	Manufacturing	~~W~~	23	~~W~~	2
2	Borrower B	Manufacturing		18		—
3	Borrower C	Other service		16		4
4	Borrower D	Construction		15		8
5	Borrower E	Retail and wholesale		13		13
6	Borrower F	Manufacturing		6		1
7	Borrower G	Other service		5		0
8	Borrower H	Other service		4		1
9	Borrower I	Manufacturing		4		—
10	Borrower J	Other service		4		—
11	Borrower K	Manufacturing		4		1
12	Borrower L	Real estate, leasing and service		4		1
13	Borrower M	Manufacturing		4		—
14	Borrower N	Manufacturing		4		2
15	Borrower O	Real estate, leasing and service		4		1
16	Borrower P	Other service		3		1

		As of December 31, 2019
		Industry	Gross Principal Outstanding		Allowance for credit losses on loans
		(In billions of Won)
17	Borrower Q	Retail and wholesale		3		2
18	Borrower R	Manufacturing		3		3
19	Borrower S	Transportation, storage, and communication		3		0
20	Borrower T	Construction		3		3

			~~W~~	143	~~W~~	43

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

In 2019, we sold non-performing loans in the amount of ~~W~~41 billion to third parties, including ~~W~~28 billion transferred to JB Woori Capital Co., Ltd, an investment management company. Loans transferred to third parties meet the criteria of true sale and are derecognized accordingly.

The following table presents a roll-forward of our non-performing loans in 2019.

	(In billions of Won)
Non-performing loans as of December 31, 2018	~~W~~	1,090

Additional non-performing loans due to delinquency		602
Loans sold		(41)
Loans charged off		(230)
Loans modified and returned to performing		(52)
Other adjustments(1)		(44)

Non-performing loans as of December 31, 2019	~~W~~	1,325

Note:

(1)

Represents loans paid down or paid off and loans returned to performing other than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Allocation of Allowance for Credit Losses on Loans

The following table presents, as of the dates indicated, the allocation of our allowance for credit losses on loans by loan type. The table as of December 31, 2018 and 2019 has been presented separately due to the adoption of IFRS 9 from January 1, 2018.

	As of December 31,
	2018									2019
	(In billions of Won, except percentages)
	12-month expected credit Losses		Lifetime expected credit losses							12-month expected credit Losses		Lifetime expected credit losses
			Not- impaired		Impaired		Total		% of Total Allowances			Not- impaired		Impaired		Total		% of Total Allowances
Corporate
Corporate loans	~~W~~	419	~~W~~	568	~~W~~	482	~~W~~	1,469	53.9%	~~W~~	393	~~W~~	511	~~W~~	435	~~W~~	1,339	49.9%
Public and other		4		5		10		19	0.7		4		8		2		14	0.5
Loan to banks		6		—		—		6	0.2		5		0		—		5	0.2
Lease financing		9		9		32		50	1.8		26		20		34		80	3.0

Total corporate		438		582		524		1,544	56.6		428		539		471		1,438	53.6
Retail
Mortgages and home equity		2		6		2		10	0.4		2		5		4		11	0.4
Other retail		216		200		368		784	28.8		131		86		165		382	14.2

Total retail		218		206		370		794	29.2		133		91		169		393	14.6

	As of December 31,
	2018									2019
	(In billions of Won, except percentages)
	12-month expected credit Losses		Lifetime expected credit losses							12-month expected credit Losses		Lifetime expected credit losses
			Not- impaired		Impaired		Total		% of Total Allowances			Not- impaired		Impaired		Total		% of Total Allowances
Credit cards		76		240		71		387	14.2		174		365		315		854	31.8
Total allowance for credit losses on loans	~~W~~	732	~~W~~	1,028	~~W~~	965	~~W~~	2,725	100.0%	~~W~~	735	~~W~~	995	~~W~~	955	~~W~~	2,685	100.0%

	As of December 31,
	2015			2016			2017
	(In billions of Won, except percentages)
	Amount		% of Total Allowances	Amount		% of Total Allowances	Amount		% of Total Allowances
Corporate
Corporate loans	~~W~~	1,357	58.5%	~~W~~	1,312	55.7%	~~W~~	1,285	55.6%
Public and other		8	0.4		8	0.3		5	0.2
Loan to banks		10	0.4		8	0.3		9	0.4
Lease financing		29	1.3		34	1.4		50	2.2

Total corporate		1,404	60.6		1,362	57.7		1,349	58.4
Retail
Mortgages and home equity		33	1.4		29	1.2		27	1.2
Other retail		206	8.9		267	11.3		331	14.3

Total retail		239	10.3		296	12.5		358	15.5
Credit cards		675	29.1		703	29.8		604	26.1
Total allowance for credit losses on loans	~~W~~	2,318	100.0%	~~W~~	2,361	100.0%	~~W~~	2,311	100.0%

Our total allowance for credit losses on loans decreased by ~~W~~40 billion, or 1.5%, to ~~W~~2,685 billion as of December 31, 2019 from ~~W~~2,725 billion as of December 31, 2018, primarily due to an increase in the sale and transfer of debt securities as well as an increase in the sale, transfer and charge-offs of non-performing loans.

Our total allowance for credit losses on loans increased by ~~W~~414 billion, or 17.9%, to ~~W~~2,725 billion as of December 31, 2018 from ~~W~~2,311 billion as of December 31, 2017, primarily due to the replacement of the model for impairment loss from the “incurred loss” model under the previous guidance to the “expected credit loss” model under IFRS 9 adopted from January 1, 2018, which requires us to recognize impairment loss earlier and on a more forward-looking basis.

Analysis of Allowance for Credit Losses on Loans

The following tables present an analysis of our credit losses on loans experience for each of the years indicated. The table for 2018 and 2019 has been presented separately due to the adoption of IFRS 9 from January 1, 2018.

	2018								2019
	(In billions of Won, except percentages)
	12-month expected credit losses		Lifetime expected credit losses				Total		12-month expected credit losses		Lifetime expected credit losses				Total
			Not-impaired		Impaired						Not-impaired		Impaired
Balance at the beginning of the period	~~W~~	731	~~W~~	1,088	~~W~~	1,053	~~W~~	2,872	~~W~~	732	~~W~~	1,028	~~W~~	965	~~W~~	2,725
Stage Transfer		52		(52)		—		—		56		14		(70)		—
Amounts charged against income		24		160		521		705		2		270		639		911
Gross charge-offs:
Corporate:
Corporate loans		(1)		—		(365)		(366)		—		—		(287)		(287)
Public and other		—		—		(5)		(5)		—		—		(10)		(10)
Loan to banks		—		—		—		—		—		—		—		—
Lease financing		—		—		(5)		(5)		—		—		(22)		(22)
Retail:
Mortgage and home equity		—		—		(4)		(4)		—		—		(3)		(3)
Other retail		—		—		(361)		(361)		—		—		(277)		(277)
Credit cards		—		—		(192)		(192)		—		—		(338)		(338)

Total gross charge-offs		(1)		—		(932)		(933)		—		—		(937)		(937)

Recoveries:
Corporate:
Corporate loans		—		—		68		68		—		—		50		50
Public and other		—		—		1		1		—		—		2		2
Loan to banks		—		—		—		—		—		—		—		—
Lease financing		—		—		2		2		—		—		13		13
Retail:
Mortgage and home equity		—		—		—		—		—		—		—		—
Other retail		—		—		130		130		—		—		70		70
Credit cards		—		—		110		110		—		—		191		191

Total recoveries		—		—		311		311		—		—		326		326

Other		(74)		(168)		12		(230)		(71)		(321)		8		(384)

Business combination		—		—		—		—		16		4		24		44

Net charge-offs		(75)		(168)		(609)		(852)		(55)		(317)		(579)		(951)

Balance at the end of the period	~~W~~	732	~~W~~	1,028	~~W~~	965	~~W~~	2,725	~~W~~	735	~~W~~	995	~~W~~	955	~~W~~	2,685

Ratio of net charge-offs during the period to average loans outstanding during the period		0.02%		0.06%		0.21%		0.29%		0.02%		0.10%		0.18%		0.30%

	2015		2016		2017
	(In billion of Won, except percentages)
Balance at the beginning of the period	~~W~~	2,501	~~W~~	2,318	~~W~~	2,361
Amounts charged against income		1,022		1,103		800
Gross charge-offs:
Corporate:
Corporate loans		(731)		(758)		(376)
Public and other		(2)		(1)		(1)
Loan to banks		—		—		—
Lease financing		(60)		(42)		(4)
Retail:
Mortgage and home equity		—		—		(2)
Other retail		(128)		(130)		(137)
Credit cards		(520)		(462)		(540)

Total gross charge-offs		(1,441)		(1,393)		(1,060)

Recoveries:
Corporate:
Corporate loans		88		125		81
Public and other		—		—		—
Loan to banks		—		—		—
Lease financing		1		1		1
Retail:
Mortgage and home equity		3		—		1
Other retail		24		35		43
Credit cards		171		176		185

Total recoveries		287		337		311

Other		(51)		(4)		(101)

Net charge-offs		(1,205)		(1,060)		(850)

Balance at the end of the period	~~W~~	2,318	~~W~~	2,361	~~W~~	2,311

Ratio of net charge-offs during the period to average loans outstanding during the period		0.51%		0.42%		0.32%

Loan Charge-offs

Our gross charge-offs increased by 0.4% from ~~W~~933 billion in 2018 to ~~W~~937 billion in 2019, primarily due to an increase in the amount of charge-offs for credit cards in 2019 compared to 2018. Our gross charge-offs decreased by 12.0% from ~~W~~1,060 billion in 2017 to ~~W~~933 billion in 2018, primarily due to a decrease in the amount of charge-offs for credit cards in 2018 compared to 2017. Our gross charge-offs decreased by 23.9% from ~~W~~1,393 billion in 2016 to ~~W~~1,060 billion in 2017, primarily due to a decrease in the amount of charge-offs for corporate loans in 2017 compared to 2016.

In 2019, the charge-off on restructured loans amounted to ~~W~~138 billion, of which ~~W~~230 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

We attempt to minimize loans to be charged off by practicing a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans. For charge-off of restructured loans, see “— Loan Modification Programs for Loans under Restructuring — Charge-off of Restructured Loans” above.

Loans to be Charged-off

Loans are charged off if they are deemed to be uncollectible by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency or bankruptcy, dissolution or the termination of the debtor’s business;

•	loans for which collection is not foreseeable due to the death or disappearance of debtors;

•	loans for which collection expenses exceed the collectible amount;

•	loans for which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards that are overdue for more than six months;

•	payments outstanding on unsecured retail loans that are overdue for more than 12 months;

•	payments in arrears in respect of leases that are overdue for more than 12 months;

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible; or

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

Procedure for Charge-off Approval

An application for Shinhan Bank’s loans to be charged-off is submitted by the relevant branch or department to the Credit Collection Department. The Credit Collection Department refers the application to the Audit Department for their review to ensure compliance with Shinhan Bank’s internal procedures for charge-offs. The Credit Collection Department, after reviewing the application to confirm that it meets relevant requirements, seeks approval from the Financial Supervisory Service for the charge-offs, which is typically granted. Once the Financial Supervisory Service approves (except for household loans with estimated losses of ~~W~~10 million or less, whose charge-off is considered automatically approved by the Financial Supervisory Service), loans are charged-off upon approval by the President of Shinhan Bank. As for Shinhan Card, it generally charges off receivables that are 180 days past due following internal review.

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

Book Value and Fair Value

The following tables set out the book value and fair value of investments in our investment portfolio as of the dates indicated. The table as of December 31, 2018 and 2019 has been presented separately due to the adoption of IFRS 9 from January 1, 2018.

	As of December 31, 2018				As of December 31, 2019
	Book Value		Fair Value		Book Value		Fair Value
	(In billions of Won)
Securities at fair value through other comprehensive income
Equity securities	~~W~~	636	~~W~~	636	~~W~~	808	~~W~~	808
Debt securities:
Korean treasury and governmental agencies		7,756		7,756		15,701		15,701
Debt securities issued by financial institutions		17,341		17,341		21,527		21,527
Corporate debt securities		9,183		9,183		17,177		17,177
Debt securities issued by foreign government		1,220		1,220		1,897		1,897
Mortgage-backed and asset-backed securities		2,178		2,178		2,271		2,271

Total — Securities at fair value through other comprehensive income	~~W~~	38,314	~~W~~	38,314	~~W~~	59,381	~~W~~	59,381

Securities at amortized cost
Debt securities:
Korean treasury and governmental agencies	~~W~~	17,143	~~W~~	18,139	~~W~~	29,277	~~W~~	31,088
Debt securities issued by financial institutions		2,247		2,271		4,937		5,050
Corporate debt securities		3,955		4,108		5,308		5,732
Debt securities issued by foreign government		857		835		1,108		1,154
Mortgage-backed and asset-backed securities		4,276		4,324		4,952		4,979

Total — Securities at amortized cost	~~W~~	28,478	~~W~~	29,677	~~W~~	45,582	~~W~~	48,003

Financial assets at fair value through profit or loss
Equity securities	~~W~~	1,165	~~W~~	1,165	~~W~~	1,598	~~W~~	1,598
Debt securities:
Korean treasury and governmental agencies		2,734		2,734		2,742		2,742
Debt securities issued by financial institutions		9,593		9,593		12,849		12,849
Corporate debt securities		15,722		15,722		18,353		18,353
Debt securities issued by foreign governments		31		31		131		131
Mortgage-backed and asset-backed securities		435		435		380		380
Other debt securities(1)		11,620		11,620		13,946		13,946

Sub-total — Securities at fair value	~~W~~	41,300	~~W~~	41,300	~~W~~	49,999	~~W~~	49,999

Others:
Loans at fair value		1,209		1,209		2,155		2,155
Due from banks at fair value		871		871		897		897
Gold/Silver deposits		155		155		112		112

Total — Financial assets at fair value through profit or loss	~~W~~	43,535	~~W~~	43,535	~~W~~	53,163	~~W~~	53,163

	As of December 31, 2017
	Book Value		Fair Value
	(In billions of Won)
Financial assets designated at fair value
Marketable equity securities	~~W~~	1,468	~~W~~	1,468
Debt securities:
Korean treasury and governmental agencies		530		530
Debt securities issued by financial institutions		716		716
Corporate debt securities		856		856
Debt securities issued by foreign government		9		9
Mortgage-backed and asset-backed securities		—		—
Others		—		—

Total — Fair Value Through Profit and Loss	~~W~~	3,579	~~W~~	3,579

Available-for-sale securities
Marketable equity securities	~~W~~	4,930	~~W~~	4,930
Debt securities:
Korean treasury and governmental agencies		6,497		6,497
Debt securities issued by financial institutions		17,650		17,650
Corporate debt securities		9,602		9,602
Debt securities issued by foreign government		1,073		1,073
Mortgage-backed and asset-backed securities		2,365		2,365

Total — Available-for-sale	~~W~~	42,117	~~W~~	42,117

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	14,495	~~W~~	14,913
Debt securities issued by financial institutions		2,708		2,694
Corporate debt securities		3,859		3,897
Debt securities issued by foreign government		669		643
Mortgage-backed and asset-backed securities		3,260		3,243

Total — Held-to-maturity	~~W~~	24,991	~~W~~	25,390

Trading Securities
Marketable equity securities	~~W~~	4,634	~~W~~	4,634
Debt securities:
Korean treasury and governmental agencies		3,178		3,178
Financial institutions		8,014		8,014
Corporations		11,863		11,863
Mortgage-backed and asset-backed securities		509		509
Debt securities issued by foreign governments		77		77
Other trading assets		189		189

Total — Trading	~~W~~	28,464	~~W~~	28,464

Total securities	~~W~~	99,151	~~W~~	99,550

Note:

(1)

Other debt securities included puttable equity investment, beneficiary certificates and restricted reserve for claims of customers’ deposits (trusts) classified as debt instruments in accordance with IFRS 9.

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2019.

	As of December 31, 2019
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Securities at fair value through other comprehensive income:
Korean treasury securities and government agencies	~~W~~	7,127	2.82%	~~W~~	6,199	1.60%	~~W~~	1,506	1.79%	~~W~~	869	1.82%	~~W~~	15,701	2.18%
Debt securities issued by financial institutions		9,857	1.81		9,514	1.76		289	2.48		1,867	2.30		21,527	1.84
Corporate debt securities		7,883	2.63		6,598	2.14		1,190	2.41		1,506	2.37		17,177	2.40
Debt securities issued by foreign governments		1,317	2.18		218	4.04		88	2.12		274	5.22		1,897	2.83
Mortgage-backed securities and asset-backed securities		1,044	2.09		1,079	1.99		61	1.98		87	2.55		2,271	2.06

Total	~~W~~	27,228	2.34%	~~W~~	23,608	1.85%	~~W~~	3,134	2.10%	~~W~~	4,603	2.41%	~~W~~	58,573	2.14%

Securities at amortized cost:
Korean treasury securities and government agencies	~~W~~	12,485	2.89%	~~W~~	10,127	2.06%	~~W~~	1,390	3.68%	~~W~~	5,275	2.61%	~~W~~	29,277	2.59%
Debt securities issued by financial institutions		2,148	1.75		1,457	2.34		134	2.70		1,198	4.39		4,937	2.59
Corporate debt securities		1,993	3.12		805	2.85		448	3.21		2,062	2.70		5,308	2.92
Debt securities issued by foreign governments		139	5.39		313	2.54		34	6.77		622	4.05		1,108	3.87
Mortgage-backed securities and asset-backed securities		748	2.25		2,158	2.30		1,141	2.45		905	2.38		4,952	2.34

Total	~~W~~	17,513	2.77%	~~W~~	14,860	2.18%	~~W~~	3,147	3.16%	~~W~~	10,062	2.91%	~~W~~	45,582	2.63%

Financial assets at fair value through profit or loss:
Korean treasury securities and government agencies	~~W~~	104	2.03%	~~W~~	697	1.91%	~~W~~	824	1.75%	~~W~~	1,117	2.02%	~~W~~	2,742	1.91%
Debt securities issued by financial institutions		1,901	2.05		2,486	1.68		75	4.15		8,387	2.14		12,849	2.05
Corporate debt securities		8,859	2.03		2,278	2.47		341	3.11		6,875	1.88		18,353	2.05
Debt securities issued by foreign governments		1	5.95		5	2.97		5	2.75		120	1.12		131	1.27
Mortgage-backed securities and asset-backed securities		100	2.32		110	1.75		11	1.41		159	2.84		380	2.35
Other debt securities		13,824	0.01		—	—		—	—		122	—		13,946	0.01

Total	~~W~~	24,789	0.90%	~~W~~	5,576	2.04%	~~W~~	1,256	2.26%	~~W~~	16,780	2.01%	~~W~~	48,401	1.45%

Total	~~W~~	69,530		~~W~~	44,044		~~W~~	7,537		~~W~~	31,445		~~W~~	152,556

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

The following table presents securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2019. As of December 31, 2019, 10% of our stockholders’ equity was ~~W~~4,193 billion.

	As of December 31, 2019
	Book Value		Fair Value
	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	~~W~~	45,498	~~W~~	48,721
The Korea Development Bank	~~W~~	6,092	~~W~~	6,141
The Bank of Korea	~~W~~	9,701	~~W~~	9,706
The Korea Housing Finance Corp	~~W~~	7,525	~~W~~	7,614
Industrial Bank of Korea	~~W~~	4,931	~~W~~	4,935

All of the above entities are either an agency of the Government or an entity controlled by the Government.

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2017		2018		2019
	(In billions of Won)
Commitments to extend credit	~~W~~	73,373	~~W~~	89,873	~~W~~	96,936
Commercial letters of credit		2,744		3,162		2,760
Others(1)		85,276		93,960		100,484

Total	~~W~~	161,393	~~W~~	186,995	~~W~~	200,180

Note:

(1)

Consists of financial guarantees, performance guarantees, liquidity facilities to special purpose entities, acceptances, guarantee on trust accounts, endorsed bills and unused credit limits on credit cards.

We have credit-related commitments that are not reflected in our statements of financial position, which primarily consist of commitments to extend credit and commercial letters of credit. Commitments to extend credit, including credit lines, represent unfunded portions of authorizations to extend credit in the form of loans. These commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments. Commercial letters of credit are undertakings on behalf of customers authorizing third parties to make drawdowns up to a stipulated amount under specific terms and conditions. They are generally short-term and collateralized by the underlying shipments of goods to which they relate.

We also have guarantees that are recorded on our statements of financial position at their fair value at inception which are amortized over the life of the guarantees. Such guarantees generally include standby letters of credit, other financial and performance guarantees and liquidity facilities to special purpose entities. Standby letters of credit are irrevocable obligations to pay third-party beneficiaries when our customers fail to repay loans or debt instruments, which are generally in foreign currencies. A substantial portion of these standby letters of credit is secured by collateral, including trade-related documents. Other financial and performance guarantees are irrevocable assurances that we will pay beneficiaries if our customers fail to perform their obligations under certain contracts. Liquidity facilities to special purpose entities are irrevocable commitments to provide contingent liquidity credit lines to special purpose entities established by our customers in the event that a triggering event such as shortage of cash occurs.

The commitments and guarantees do not necessarily represent our exposure since they often expire unused.

Derivatives

As discussed under “ — Our Principal Activities — Other Banking Services — Derivatives Trading” above, we engage in derivatives trading activities primarily on behalf of our customers so that they may hedge their risks and also enter into back-to-back derivatives with other financial institutions to cover exposures arising from such transactions. In addition, we enter into derivatives transactions to hedge against risk exposures arising from our own assets and liabilities, some of which are non-trading derivatives that do not qualify for hedge accounting treatment.

The following table shows, as of December 31, 2019, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) non-trading that qualify for hedge accounting.

	As of December 31, 2019
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	~~W~~	138,429	~~W~~	1,360	~~W~~	1,057
Swaps		40,826		474		520
Options		2,759		9		9

Sub-total		182,014		1,843		1,586

Interest rate derivatives:
Future and forward contracts		2,455		1		1
Swaps		103,671		260		248
Options		286		1		5

Sub-total		106,412		262		254

Credit derivatives:
Swaps		5,404		283		39

Sub-total		5,404		283		39

Equity derivatives:
Swaps and forward contracts		4,256		144		40
Options		4,903		33		39
Future contracts		876		4		6

Sub-total		10,035		181		85

	As of December 31, 2019
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Commodity derivatives:
Swaps and forward contracts		759		14		28
Future contracts		344		3		10

Sub-total		1,103		17		38

Total	~~W~~	304,968	~~W~~	2,586	~~W~~	2,002

Non-trading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	~~W~~	4,532	~~W~~	74	~~W~~	48
Future and forward contracts		1,869		14		21
Interest rate derivatives:
Swaps		10,092		155		233

Total	~~W~~	16,493	~~W~~	243	~~W~~	302

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2019.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2017			2018			2019
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Demand deposits	~~W~~	35,978	0.36%	~~W~~	37,714	0.39%	~~W~~	40,379	0.42%
Savings deposits		69,671	0.51		74,467	0.56		77,652	0.58
Time deposits		121,050	1.55		130,846	1.81		147,479	1.92
Other deposits		8,164	1.57		8,525	1.96		9,297	2.07

Total interest-bearing deposits	~~W~~	234,863	1.06%	~~W~~	251,552	1.23%	~~W~~	274,807	1.33%

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are recorded on short-term borrowings and securities sold under repurchase agreements are recorded as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the certificates of deposit and other time deposits in excess of ~~W~~100 million by remaining maturities as of December 31, 2019.

	As of December 31, 2019
	Certificates of Deposit		Other Time Deposits		Total
	(In billions of Won)
Maturing within three months	~~W~~	3,775	~~W~~	37,497	~~W~~	41,272
After three but within six months		2,238		24,699		26,937
After six but within 12 months		3,306		41,392		44,698
After 12 months		105		7,142		7,247

Total	~~W~~	9,424	~~W~~	110,730	~~W~~	120,154

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with a maturity of one year or less) for the periods indicated.

	2017								2018								2019
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from The Bank of Korea(3)	~~W~~	2,913	~~W~~	2,903	~~W~~	2,977	0.67%	0.50 - 0.75%	~~W~~	2,330	~~W~~	2,603	~~W~~	2,853	0.66%	0.50 - 0.75%	~~W~~	2,429	~~W~~	2,312	~~W~~	2,474	0.63%	0.50 - 0.75%
Call money		857		1,892		4,006	1.69	0.00 - 6.20		1,425		1,977		5,255	2.29	0.00 - 6.85		712		1,414		1,659	2.08	0.00 - 5.25
Other short-term borrowings(4)		14,375		13,047		14,478	0.74	0.00 - 12.50		21,884		18,900		21,884	1.23	0.00 - 12.00		25,861		23,700		25,861	1.36	0.00 – 13.65

	~~W~~	18,145		~~W~~17,842		~~W~~21,461	0.83%			~~W~~25,639	~~W~~	23,480	~~W~~	29,992	1.26%		~~W~~	29,002	~~W~~	27,426	~~W~~	29,994	1.33%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, and borrowings in domestic and foreign currencies.

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

•

crisis management — We maintain a group-wide risk management system to detect the early warning signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure our survival as a going concern. Each of our subsidiaries maintains crisis planning for three levels of contingencies, namely, “alert,” “imminent crisis” and “crisis,” determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the occurrence of any such contingency, is required to respond according to a prescribed contingency plan. At the holding company level, we maintain and install a crisis detection and response system which is applied consistently group-wide, and upon the occurrence of an “imminent crisis” or “crisis” event at a subsidiary level, we directly take charge of the situation at the holding company level so that we manage it on a concerted group-wide basis.

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

•

Risk Management Team – The Risk Management Team, operating independently from the business units of each of our subsidiaries, monitors, assesses, manages and controls the overall risk of its operations and reports all major risk-related issues to the Group Risk Management Team at the holding company level, which then reports to the Group Chief Risk Officer.

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

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Risk Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer and the heads of each business unit. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations with a focus on improving the asset quality of and profitability from the loans being made and operates separately from the Risk Policy Committee. Both the Risk Policy Committee and the Credit Review Committee make decisions by a vote of two-thirds or more of the attending members of the respective committees, which must constitute at least two-thirds of the respective committee members to satisfy the respective quorum.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Credit Evaluation and Approval

All loan applicants and guarantors are subject to credit evaluation before approval of any loans. Credit evaluation of loan applicants is carried out by senior officers of Shinhan Bank specifically charged with granting loan approvals. Loan evaluation is carried out by a group rather than by an individual reviewer through an objective and deliberative process. Credit ratings of loan applicants and guarantors influence loan interest rates, the level of internal approval required, credit exposure limits, calculation of potential losses and estimated cost of capital, and therefore are determined objectively and independently by the relevant business unit. Shinhan Bank uses a credit scoring system for retail loans and a credit-risk rating system for corporate loans.

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s biographic details, past dealings with Shinhan Bank and external credit rating information, among other things. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among other things. The credit rating, once assigned, serves as the fundamental instrument for Shinhan Bank’s credit risk management, and is applied to a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for credit losses on loans. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel II requirements, which requirements have not changed under Basel III. See “Item 5.A. Operating Results — Critical Accounting Policies — Impairment of Financial Assets — Allowance for Credit Losses on Loans.”

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

Based on the scores calculated under the credit rating system, which takes into account the evaluation criteria described above and the probability of default, Shinhan Bank assigns the borrower one of 23 grades (from the highest of AAA to the lowest of D3). Grades AA through B are further broken down into “+”, “0” or “-.” Grades AAA through B- are classified as normal, grade CCC precautionary, and grades CC through D3 non-performing. The credit risk-rating model is further differentiated by the size of the corporate borrower and the type of credit facilities.

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

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 206 financial and non-financial factors, and the branch manager and the credit officer must conduct periodic loan review and report to an independent Credit Review Department which analyzes in detail the results and adjusts credit ratings accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures. Shinhan Bank also continually reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure that the assigned ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to the Chief Risk Officer on a monthly basis.

The early warning system performs automatic daily checks for borrowers to whom Shinhan Bank has more than ~~W~~1 billion of total exposure (which represents the total outstanding amount due from a borrower, net of collateral for deposit, installment savings, guarantees and import guarantee money) or ~~W~~500 million of exception for credit exposure (which represents total exposure net of effective collateral). When the early warning systems detect a warning signal, such signal and other findings from the monitoring are reviewed by the Credit Review Department in the case of a borrower to whom Shinhan Bank has more than ~~W~~2 billion of exposure, and by the branch manager and the Credit Officer in the case of a borrower to whom Shinhan Bank has ~~W~~2 billion or less of exposure. In addition, Shinhan Bank carries out a timeless credit review of each borrower in accordance with changes in credit risk factors based on changes in the economic environment. The results of such credit review are continually reported to the Chief Risk Officer of Shinhan Bank.

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

Shinhan Bank conducts systematic monitoring of the foregoing borrowers at intervals depending on the borrower’s credit rating (for example, every 12 months for “normal” borrowers with a credit rating of AAA to A, every nine months for “normal” borrowers with a credit rating of A- to BBB+, every six months for a credit rating of BBB to B- and every three months for borrowers with a credit rating of CCC or below and borrowers not deemed to be “normal”). In addition, the loan reviewer may request more frequent monitoring if the borrower is showing signs of deteriorating credit quality. For borrowers with outstanding loan amounts of ~~W~~2 billion or more, Shinhan Bank also monitors the revenues and earnings of such borrower on a quarterly basis within seven weeks following the end of each quarter.

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

Credit Risk Assessment and Control

In order to assess credit risk in a systematic manner, Shinhan Bank has developed and upgraded systems designed to quantify credit risk based on selection and monitoring of various statistics, including delinquency rate, non-performing loan ratio, expected credit losses on loans and weighted average risk rating.

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

Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocating capital to, its business groups. Expected loss is calculated based on the probability of default, the loss given default, the exposure at default and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for credit losses on loans accordingly. Shinhan Bank makes provisioning at a level which is the higher of the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on VaR, which is used to determine compliance with the aggregate credit risk limit for Shinhan Bank as well as the credit risk limit for the relevant department within Shinhan Bank. Shinhan Bank uses the AIRB method as proposed by the Basel Committee to compute VaR at the account-specific level as well as to measure risk adjusted performance.

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

The following describes the process of how Shinhan Card sets credit limits for credit cards, cash advances and card loans:

•

Credit purchase and cash advance limits — These limits are set based on the applicant’s limit request and Shinhan Card’s credit screening criteria. Unless a cardholder requests a reduction in the credit purchase and/or cash advance limit, Shinhan Card is required to provide prior notice to the cardholder for any reduction in such cardholder’s limit. However, if the account holder defaults or the cardholder’s credit limit is reduced according to the terms of the card agreement, Shinhan Card may lower the credit limit before notifying the account holder.

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

Fraud Loss Prevention

Shinhan Card seeks to minimize losses from the fraudulent use of credit cards issued by it. Shinhan Card focuses on preventing fraudulent uses and, following the occurrence of a fraudulent use, makes investigations in order to make the responsible party bear the losses. Misuses of lost credit cards account for a substantial majority of Shinhan Card’s fraud-related losses. Through its fraud loss prevention system, Shinhan Card seeks to detect, on a real-time basis, transactions that are unusual or inconsistent with prior usage history and calls are made to the relevant cardholders to confirm their purchases. A team at Shinhan Card dedicated to investigating fraud losses also examines whether the cardholder was at fault by, for example, not reporting a lost card or failing to endorse the card, or whether the relevant merchant was negligent in checking the identity of the user. Fault may also lie with delivery companies that fail to deliver credit cards to the relevant applicant. In such instances, Shinhan Card attempts to recover fraud losses from the responsible party. To prevent misuse of a card as well as to manage credit risk, Shinhan Card’s information technology system will automatically suspend the use of a card (i) when, as a result of ongoing monitoring, fraudulent use or loss of the card is suspected based on the account holder’s credit score, or (ii) at the request of the account holder.

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

Credit Risk Management of Shinhan Life Insurance

Shinhan Life Insurance also assesses credit risks for all of its credit-related transactions, including provision of loans and acquisitions of financial instruments. Shinhan Life Insurance conducts additional risk reviews for new types of investments and financial instruments, such as those denominated in currencies it previously did not deal with. In assessing the credit risk of corporate customers, Shinhan Life Insurance considers such corporation’s credit rating obtained from Shinhan Group Corporate Credit Rating System. Through its risk management system Shinhan Life Insurance conducts credit risk monitoring based on the credit history of debtors. To closely monitor credit risk, Shinhan Life Insurance’s loan review department performs periodic loan review of its loan assets and plans on-site inspections where necessary. Furthermore, in the retail business, Shinhan Life Insurance operates its own credit-scoring system to assess credit risk and update customers’ behavior scores.

Credit Risk Management of Orange Life Insurance

Orange Life Insurance evaluates and manages risk for all credit-related transactions, including transactions related to deposits, bonds, loans and over-the-counter derivatives. In addition, in order to manage counterparty credit risk, Orange Life Insurance sets limits on credit ratings of counterparties and also sets transaction limits per counterparty in order to prevent risk concentration on any particular counterparty. In addition, different measurement criteria for asset quality are used depending on the creditworthiness of the lender, and asset quality is continuously monitored and managed accordingly. In order to preemptively manage and prevent significant credit risks, Orange Life Insurance establishes loan loss reserves when appropriate based on its assessment of asset quality and recognizes impairment loss on assets that are likely to incur significant loss or become difficult to collect.

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

Shinhan Life Insurance manages its market risk based on its overall risk limit established by its risk management committee. Shinhan Life Insurance manages market risk in regard to assets that are subject to trading activities and foreign exchange positions. Shinhan Life Insurance assesses the market risk amount and the 10-day VaR, a procedure based on the delta-normal method, and manages market risk by setting a 10-day VaR limit. Shinhan Life Insurance assessed the adequacy of these limits at least annually and implements back tests on market risk determinations by comparing daily profit and loss against one-day VaR in 2017.

Orange Life Insurance manages its foreign exchange risk resulting from the difference in its foreign currency assets and liabilities risk by setting risk limits on the amounts of foreign currency assets and monitoring compliance with such limits on a daily basis, with such monitoring results submitted to the Bank of Korea. Orange Life Insurance does not face significant market risk from trading activities.

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

Market Risk Exposure from Trading Activities

Shinhan Bank’s trading activities principally consist of:

•

trading activities to realize short-term profits from trading in the equity and debt securities markets and the foreign currency exchange markets based on Shinhan Bank’s short-term forecast of changes in market situation and customer demand, for its own account as well as for the trust accounts of Shinhan Bank’s customers; and

•

trading activities primarily to realize profits from arbitrage transactions involving derivatives such as swaps, forwards, futures and options, and, to a lesser extent, to sell derivative products to Shinhan Bank’s customers and to cover market risk associated with those trading activities.

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

Shinhan Investment faces foreign currency exchange rate risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Shinhan Investment centrally monitors and manages transactions involving such products through its Fixed Income, Currency & Commodities Departments. Shinhan Investment’s Risk Management Working Committee, which is delegated with the authority to approve foreign currency-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2019, Shinhan Investment’s net open position related to foreign currency-related products was US$1,213 million, and its open positions related to the sale of Won-U.S. Dollar forwards and Won-U.S. Dollar futures were US$1,356 million and US$695 million, respectively.

Shinhan Capital manages its foreign exchange risk resulting from the difference in its foreign currency assets and liabilities through derivative transactions such as forwards or swaps and maintains its net exposure at US$12.4 million.

The net open foreign currency positions held by our other subsidiaries are insignificant.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2017, 2018 and 2019. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2017	2018	2019
	(In millions of US$)
U.S. Dollars	$47.3	$38.9	$(147.4)
Japanese Yen	(3.9)	(9.6)	(14.1)
Euro	3.4	0.9	12.1
Others	1,113.9	1,104.1	1,169.2

Total	$1,160.8	$1,134.3	$1,019.9

Equity Risk

Shinhan Bank’s equity risk related to trading activities mainly involves trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market and closely monitors the loss limits and the observance thereof. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2017, 2018 and 2019, Shinhan Bank held ~~W~~219.0 billion, ~~W~~184.2 billion and ~~W~~126.3 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Shinhan Investment’s equity risk related to trading activities also mainly involves the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2017, 2018 and 2019, the total amount of equity securities at risk held by Shinhan Investment was ~~W~~22.8 billion, ~~W~~31.3 billion and ~~W~~27.8 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following table presents an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, as of and for the year ended December 31, 2019. For market risk management purposes, Shinhan Bank includes in the computation of total VaR its trading portfolio in bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2019
	Average		Minimum		Maximum		As of December 31, 2019
	(In billions of Won)
Shinhan Bank:(1)
Interest rate	~~W~~	21.2	~~W~~	12.7	~~W~~	32.4	~~W~~	28.3
Foreign exchange(2)		24.7		22.3		29.2		25.9
Equities		18.1		8.2		49.4		15.4
Option volatility(3)		0.2		0.1		0.3		0.2
Commodity		—		—		—		—
Less: portfolio diversification(4)		(16.3)		(11.7)		(29.8)		(21.9)

Total VaR(5)	~~W~~	47.9	~~W~~	31.5	~~W~~	81.6	~~W~~	48.0

Shinhan Investment:(1)
Interest rate	~~W~~	13.7	~~W~~	5.7	~~W~~	20.9	~~W~~	12.0
Equities		31.3		15.5		74.4		25.7
Foreign exchange		4.1		0.4		38.0		4.4
Option volatility(3)		9.9		2.5		31.7		9.9
Less: portfolio diversification(4)		(20.8)		(18.2)		(79.4)		(15.2)

Total VaR	~~W~~	38.3	~~W~~	5.8	~~W~~	85.6	~~W~~	36.7

Notes:

(1)	Shinhan Bank and Shinhan Investment’s 10-day VaR is based on a 99.9% confidence level.
(2)	Includes both trading and non-trading accounts as Shinhan Bank and Shinhan Investment manage foreign exchange risk on a total position basis.
(3)	Volatility implied from the option price using the Black-Scholes or a similar model.
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

Value-at-risk analysis. Shinhan Bank uses 10-day and one-day VaRs to measure its market risk. Shinhan Bank calculates (i) 10-day VaRs on a daily basis based on data for the previous 12 months for the holding periods of 10 days and (ii) one-day VaRs on a daily basis based on data for the previous 12 months for the holding periods of one day. A 10-day VaR and one-day VaR are statistically estimated maximum amounts of loss that can occur for 10 days and one day, respectively, under normal market conditions. If a VaR is measured using a 99% confidence level, the actual amount of loss may exceed the expected VaR, on average, once out of every 100 business days, while if a VaR is measured using a 99.9% confidence level, the actual amount of loss may exceed the expected VaR, on average, once out of 1,000 business days.

Shinhan Bank currently uses the 10-day 99% confidence level-based VaR and stressed VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service. Stressed VaR reflects the potential significant loss in the current trading portfolio based on scenarios derived from a crisis simulation during the preceding 12 months. Shinhan Bank also uses the more conservative 10-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. For Shinhan Bank, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount three times in 2017, zero times in 2018 and five times in 2019. The increased frequency of instances in which the amount of losses exceeded the VaR amount in 2019 was primarily because the foreign currency exchange market experienced unusually high volatility. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount. Virtual losses represent the potential changes in the value of a portfolio when simulating the same portfolio with market variables of the next trading day.

Shinhan Investment currently uses the same 10-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes, although such model is not subject to regulatory review or reporting requirements. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VaR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Investment, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount two times in 2017, and there were no such instances in 2018 and 2019. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount.

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

•

Shinhan Bank’s VaR models assume that a holding period of generally one to 10 days is sufficient prior to liquidating the underlying positions, but such assumption regarding the length of the holding period may actually prove to be inadequate;

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

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test by taking into account four market risk components: foreign currency exchange rates, stock prices, and Won-denominated interest rates and foreign currency-denominated interest rates. For the worst case scenario, Shinhan Bank assumes instantaneous and simultaneous movements in four market risk components: appreciation of Won by 20%, a decrease in Korea Exchange Composite Index by 30% and increases in Won-denominated and U.S. Dollar-denominated interest rates by 200 basis points each, respectively. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio would have declined by ~~W~~456 billion as of December 31, 2019. Shinhan Bank performs stress test on a daily basis and reports the results to its Risk Policy Committee on a monthly basis and its Risk Management Committee on a quarterly basis.

Shinhan Investment uses nine scenarios for stress tests by taking into account four market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for Won-denominated loans, foreign currency exchange rates and historical volatility. As of December 31, 2019, under the worst case scenario assuming a 1% point increase in the three-year government bond yield, the market value of Shinhan Investment’s trading portfolio would have fluctuated by ~~W~~74.2 billion for one day.

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

Interest Rate Risk Management

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank monitors and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on interest rate risk in the banking book standardized approach presented by the Bank for International Settlements (the “IRRBB standardized approach”). IRRBB, which is part of the Basel capital framework’s Pillar 2 and subject to the Committee’s guidance set out in the 2004 revised principles for the management and supervision of interest rate risk, refers to current or prospective risk to a bank’s capital and earnings arising from adverse movements in interest rates that affect the bank’s banking book position. Interest rate risk is managed by reflecting possible future interest rate environments and customer behavior based on the IRRBB standardized approach. Interest rate VaR is measured by the change in economic value of equity under six types of scenarios (parallel up, parallel down, stiffener, flattener, short-term interest rate-up and short-term interest rate-down). Interest rate EaR is measured by the largest loss amount based on two types of scenarios (parallel up and parallel down). The Risk Policy Committee sets the interest rate risk limits for Shinhan Bank’s Won-denominated and foreign currency-denominated non-trading accounts and trust accounts, and the Risk Management Committee sets Shinhan Bank’s overall interest rate risk limit, in both cases, at least annually. The Risk Management Department monitors Shinhan Bank’s compliance with these limits and reports the monitoring results to the Risk Policy Committee on a monthly basis and the Risk Management Committee on a quarterly basis. Shinhan Bank uses interest rate swaps to control its interest rate exposure limits.

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

Hence, for interest rate VaRs, the duration gap (namely, the weighted average duration of all interest-earning assets minus the weighted average duration of all interest-bearing liabilities) can be a more critical factor than the relative sizes of the relevant assets and liabilities in influencing interest rate VaRs. In comparison, for interest rate EaRs, the relative sizes of the relevant assets and liabilities in the form of the “one year or less interest rate” gap (namely, the volume of interest-earning assets with maturities of less than one year minus the volume of interest-bearing liabilities with maturities of less than one year) are the most critical factor in influencing the interest rate EaRs.

On a monthly basis, we monitor whether the non-trading positions for interest rate VaR and EaR exceed their respective limits as described above.

Interest rate VaR cannot be meaningfully compared to the 10-day 99% confidence level based VaR (“market risk VaR”) for managing trading risk principally because (i) the underlying assets are different (namely, non-trading interest-bearing assets as well as liabilities in the case of the interest rate VaR, compared to trading assets only in the case of the market risk VaR), and (ii) interest rate VaR is sensitive to interest rate movements only while the market risk VaR is sensitive to interest rate movements as well as other factors such as foreign currency exchange rates, stock market prices and option volatility.

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2019 for (i) Won-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging and (ii) foreign currency-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2019
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)
Interest-earning assets	~~W~~	116,560	~~W~~	65,908	~~W~~	31,876	~~W~~	25,495	~~W~~	21,555	~~W~~	26,393	~~W~~	287,787
Fixed rates		17,538		21,954		20,154		18,374		16,896		15,804		110,720
Floating rates		97,781		43,184		10,492		7,091		4,659		10,269		3,590
Interest rate swaps		1,240		770		1,230		30		0		320		3,590

Interest-bearing liabilities	~~W~~	115,835	~~W~~	46,948	~~W~~	71,826	~~W~~	22,563	~~W~~	19,071	~~W~~	25,648	~~W~~	301,891
Fixed liabilities		53,716		34,065		58,507		11,605		8,029		2,914		168,836
Floating liabilities		58,529		12,883		13,320		10,957		11,043		22,734		129,466
Interest rate swaps		3,590		0		0		0		0		0		3,590

Sensitivity gap		724		18,960		(39,950)		2,932		2,484		745		(14,104)
Cumulative gap		724		19,684		(20,266)		(17,334)		(14,849)		(14,104)		(14,104)
% of total assets		0.25%		6.84%		(7.04)%		(6.02)%		(5.16)%		(4.9)%		(4.9)%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2019
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)
Interest-earning assets	$24,379	$8,246	$3,055	$3,809	$5,213	$44,702
Interest-bearing liabilities	24,116	5,626	5,071	7,576	6,605	48,994

Sensitivity gap	263	2,619	(2,016)	(3,767)	(1,392)	(4,292)
Cumulative gap	263	2,883	867	(2,901)	(4,292)	(4,292)
% of total assets	0.59%	6.45%	1.94%	(6.49)%	(9.60)%	(9.60)%

Note:

(1)	Includes merchant banking accounts.

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2019 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2019 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2019
(In months)
Interest-earning assets	11.92
Interest-bearing liabilities	10.93
Gap	0.99

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Market Value Analysis

Shinhan Bank performs a market value analysis to measure changes in the market value of Shinhan Bank’s interest-earning assets compared to that of its interest-bearing liabilities based on the assumption of parallel shifts in interest rates. These measurements are done on a monthly basis.

Market Value as of December 31, 2019 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2019
	Actual		1% Point Increase		Changes
	(In billions of Won)
Interest-earning assets	~~W~~	315,803	~~W~~	312,879	~~W~~	(2,924)
Interest-bearing liabilities		308,499		305,830		(2,670)
Gap		7,304		7,049		(255)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

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

The following table illustrates by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2019 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, assuming (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2019 and (b) the same interest rates as of December 31, 2019 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2019
	(For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates						Change in Net Interest Income			Change in Net Interest Income
	No Change		1% Point Increase		1% Point Decrease		Amount (1% Point Increase)		% Change (1% Point Increase)	Amount (1% Point Decrease)		% Change (1% Point Decrease)
	(In billions of Won, except percentages)
Simulated interest income	~~W~~	8,738	~~W~~	10,298	~~W~~	7,178	~~W~~	1,560	17.86%	~~W~~	(1,560)	(17.86)%
Simulated interest expense		3,980		5,108		2,851		1,129	28.37%		(1,129)	(28.37)%
Net interest income		4,758		5,190		4,327		432	9.07%		(432)	(9.07)%

Note:

(1)	Includes merchant banking accounts and derivatives entered into for the purpose of hedging.

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

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2019, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches between the re-pricing dates for Shinhan Bank’s non-trading interest-earning assets (including available-for-sale investment securities) and those for its interest-bearing liabilities. Under the regulations of the Financial Services Commission, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2019(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	~~W~~	322	~~W~~	145	~~W~~	610	~~W~~	321

Note:

(1)	One-year VaR results computed based on the interest rate risk in the banking book standardized approach presented by the Bank for International Settlements. See “— Interest Rate Risk Management.”

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

Shinhan Investment uses historical interest rate VaR analysis based on its internal model to monitor and manage its interest rate risk. The historical interest rate VaR analysis is made through simulation of net asset value based on the interest rate volatility over the past three years to compute the maximum value at risk at a 99.9% confidence level. Shinhan Investment also measures its level of IRRBB exposure.

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

Orange Life Insurance monitors and manages its interest rate risk based on net asset value and net interest income using a stochastic cash flow model. In addition, Orange Life Insurance also has a strategic asset allocation system reflecting the interest rates of insurance liabilities and maturities of its assets and liabilities, upon which its asset management guidelines are based.

Interest rate risk for our other subsidiaries is insignificant.

Equity Risk

Substantially all of Shinhan Bank’s equity risk relates to its portfolio of common stock in Korean companies. As of December 31, 2019, Shinhan Bank held an aggregate amount of ~~W~~230.5 billion of equity interest in unlisted foreign companies (including ~~W~~221.0 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2019, Shinhan Bank held equity securities in an aggregate amount of ~~W~~723.4 billion in its non-trading accounts, including equity securities in the amount of ~~W~~187.9 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2019, Shinhan Bank held Won-denominated convertible bonds in an aggregate amount of ~~W~~182.5 billion and did not hold any Won-denominated exchangeable bonds or Won-denominated bonds with warrants, in each case, in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds, exchangeable bonds or bonds with warrants, and the interest rate risk of these equity-linked securities are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

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

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission implemented a minimum liquidity coverage ratio requirement for Korean banks, including Shinhan Bank, of at least 90.0% as of January 1, 2017, 95.0% as of January 1, 2018 and 100.0% starting January 1, 2019. The Financial Services Commission defines liquidity coverage ratio as high quality liquid assets that can be immediately converted into cash with little or no loss in value, as divided by the net amount of cash outflow for the next 30 day period, under the stress level established according to the liquidity coverage ratio, pursuant to the Regulation on the Supervision of the Banking Business, which was amended as of June 28, 2016 to implement the liquidity coverage ratio requirements under Basel III. In addition to the liquidity coverage ratio, the Financial Supervisory Commission introduced the net stable funding ratio into the Regulation on the Supervision of the Banking Business that came in effect in January 2018. Whereas liquidity coverage ratio is aimed at measuring liquidity for the next 30-day period, net stable funding ratio, calculated as the ratio of available stable funding to required stable funding, is aimed at measuring liquidity for the next one-year period. A bank’s available stable funding is the portion of its capital and liabilities that are safely expected to remain with the bank for more than one year. A bank’s required stable funding is the amount of stable funding that it is required to hold given the liquidity characteristics and residual maturities of its assets and the contingent liquidity risk arising from its off-balance sheet exposures. Shinhan Bank is required by the Financial Services Commission to maintain a net stable funding ratio of at least 100%.

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

The following tables show Shinhan Bank’s (i) average liquidity coverage ratio, (ii) average foreign currency liquidity coverage ratio, and (iii) net stable funding ratio, each for the month of December 2019 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Average Liquidity Coverage Ratio for the Month of December 2019

	For the Month of December 2019
	(in billions of Won, except percentages)
High quality liquid assets (A)	~~W~~	64,608
Net cash outflows over the next 30 days (B)		60,895
Cash outflow		82,245
Cash inflow		21,350
Liquidity coverage ratio (A/B)		106.10%

Shinhan Bank’s Average Foreign Currency Liquidity Coverage Ratio for the Month of December 2019

	For the Month of December 2019
	(in millions of US$, except percentages)
High quality liquid assets (A)	~~W~~	5,720
Net cash outflows over the next 30 days (B)		5,364
Cash outflow		13,240
Cash inflow		7,876
Liquidity coverage ratio (A/B)		106.65%

Shinhan Bank’s Net Stable Funding Ratio for the Month of December 2019

	For the Month of December 2019
	(in billions of Won, except percentages)
Available stable funding (A)	~~W~~	238,234
Required stable funding (B)		216,219
Net stable funding ratio (A/B)		110.18%

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

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2019 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

	As of December 31, 2019
Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Total
	(In billions of Won, except percentages)
Assets	~~W~~	2,757	~~W~~	12,208	~~W~~	17,922	~~W~~	21,604	~~W~~	25,501	~~W~~	7,746	~~W~~	33,247
Liabilities		892		3,951		4,465		4,846		5,142		20,531		25,673
Liquidity ratio						401.4%

Shinhan Investment manages its liquidity risk for its Won-denominated accounts by setting a limit of ~~W~~300 billion on each of its seven-day and one-month liquidity gap, a limit of 110% on its one-month and three-months liquidity ratios and a limit of ~~W~~9 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Investment manages the liquidity risk on a quarterly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the one-week and one-month maturity mismatch ratios to be 0% and -10% or less, respectively, and the three months liquidity ratio to be 85% or higher.

Our other subsidiaries fund their operations primarily through call money, bank loans, commercial paper, corporate debentures and asset-backed securities. Our holding company acts as a funding vehicle for long-term financing of our subsidiaries whose credit ratings are lower than the holding company, including Shinhan Card and Shinhan Capital, to lower the overall funding costs within regulatory limitations. Under the Monopoly Regulations and Fair Trade Act, however, a financial holding company is prohibited from borrowing funds in excess of 200% of its total stockholders’ equity.

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

As of December 31, 2019, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 186 key risk indicators.

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

•

day-to-day audits, performed by Shinhan Bank’s Compliance Department for material transactions or operations that are subject to approval by the heads of Shinhan Bank’s operational departments or senior executives;

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

Orange Life Insurance has implemented an operational risk management system, including a series of processes for setting targets and assessing, monitoring and responding to operational risks. To this end, Orange Life Insurance regularly assesses risks relating to major products, projects, outsourcing, sales channels and control environment and analyzes and monitors sales activities by channel and product. Orange Life Insurance also has firm-wide control systems to maintain business continuity and for financial reporting, which are operated in coordination with the operational risk management system.

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, in October 2018, the Financial Supervisory Service requested Shinhan Bank to submit supporting documents in connection with allegations of inadequate compliance controls. In November 2018, the Financial Supervisory Service notified Shinhan Bank of an institutional caution for alleged deficiencies in its customer due diligence. In December 2019, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of ~~W~~3 billion for alleged prohibited activities, including promotional activities for specified money trusts, investment solicitation for derivatives and management of trust properties.

The Financial Supervisory Service also conducted a special audit of Shinhan Card, together with BC Card and KB Kookmin Card, from June to July 2013, in relation to alleged imperfect sales of insurance products, and in March 2014, issued an institutional warning against each of the three credit card companies based on a finding that card customers were provided inadequate or misleading disclosures regarding the risks relating to such products at the time of sale. The Financial Supervisory Service also imposed disciplinary actions against three Shinhan Card employees and assessed a fine of ~~W~~10 million against Shinhan Card as well as similar sanctions against BC Card and KB Kookmin Card. In addition, the Financial Supervisory Service conducted a comprehensive audit of Shinhan Card, together with Samsung Card and Hyundai Card, in September 2014, and in November 2015, issued an institutional warning against each of the three credit card companies based on a finding that they had illegally provided personal credit information of potential new cardholders to their credit card sales agents. The Financial Supervisory Service also imposed disciplinary actions against six Shinhan Card employees and assessed a fine of ~~W~~6 million against Shinhan Card as well as similar sanctions against Samsung Card and Hyundai Card. In July 2018, the Financial Supervisory Service notified Shinhan Investment of an institutional warning and imposed an administrative fine of ~~W~~852 million for alleged prohibited trading of entrusted properties. In January 2020, the Financial Supervisory Service notified Shinhan Life Insurance of an institutional caution and imposed an administrative fine of ~~W~~266 million for allegedly omitting certain information regarding the level of expenses deducted from premiums paid when selling savings insurance products over the telephone.

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

Upgrades to Risk Management Systems

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

Shinhan Life Insurance

In 2017, Shinhan Life Insurance updated its interest rate risk measurement system, called the ALM system, in anticipation of Korea-ICS, a new insurance liability market valuation system designed to replace the existing risk based capital system, and IFRS 17. In 2018, the new asset liability management system implemented an interest rate risk management system based on the Europe Solvency II standard. The asset liability management system can measure both asset and liability based on marking to market valuation. Shinhan Life Insurance also updated its interest rate risk management system to control net income margin volatility resulting from market interest rate changes and has tailored its business scheme to this system in order to better manage risk and profits and match the duration of its assets and liabilities. In 2019, Shinhan Life Insurance further upgraded its insurance risk measurement system in anticipation of Korea-ICS, which is expected to become effective beginning 2022. However, on March 17, 2020, the IASB announced deferral of the effective date for IFRS 17 from 2022 to 2023, and it is likely that Korea-ICS will correspondingly also become effective beginning 2023. The upgraded system can more elaborately measure insurance risk associated with mortality, longevity, morbidity, disability, lapse and expenses. Shinhan Life Insurance measures its insurance risk using shock scenarios and parameters calibration based on internal statistical estimates.

Orange Life Insurance

Orange Life Insurance operates a risk management system based on the Europe Solvency II standard. In 2014, Orange Life Insurance transitioned from an available financial resources at risk (AFRaR) model to the economic value at risk (EVaR) model, assessing risk through changes in net asset value resulting from shock scenarios reflecting volatility of cash flow due to from changes in insurance and interest rates. In 2019, Orange Life Insurance further upgraded its risk management system and established a new solvency system to calculate economic capital based on Monte Carlo experiments, a broad class of computational algorithms relying on repeated random sampling to obtain numerical results. This new solvency system has enabled automation of the economic capital calculation process and the establishment of an auditable governance framework, and also supports various tasks such as capital projection, budgeting and calculation of regulatory capital in anticipation of Korea-ICS, which is expected to become effective beginning 2022. In addition, this system is designed to provide flexibility and insight for management by providing analysis on the overall distribution of Orange Life Insurance’s net assets.

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

Under the Financial Holding Companies Act, the establishment of a financial holding company must be approved by the Financial Services Commission. A financial holding company is required to be mainly engaged in controlling its subsidiaries by holding the shares or equities of the subsidiaries in the amount of not less than 50% of aggregate amount of such financial holding company’s assets based on the latest balance sheet. A financial holding company is prohibited from engaging in any profit-making businesses other than controlling the management of its subsidiaries and certain ancillary businesses as prescribed in the Presidential Decree of the Financial Holding Companies Act which includes the following businesses:

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

(i)

For deposits and installment savings, obligations of the Government or the Bank of Korea, obligations guaranteed by the Government or the Bank of Korea, obligations secured by securities issued or guaranteed by the Government or the Bank of Korea: 100% of the amount of the credit extended;

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

“Non-financial business group companies” are defined under the Financial Holding Companies Act as companies, which include:

(i)	any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group;

(ii)	any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than ~~W~~2 trillion;

(iii)	any mutual fund in which the same shareholder group identified in item (i) or (ii) above holds more than 4% of the total shares issued and outstanding of such mutual fund;

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

Financial Investment Services and Capital Markets Act

General

The Financial Investment Services and Capital Markets Act categorizes capital markets-related business into six different functions, as follows:

•	dealing (trading and underwriting of “financial investment products” (as defined below));

•	brokerage (brokerage of financial investment products);

•	collective investment (establishment of collective investment schemes and the management thereof);

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, the “Financial Investment Businesses”).

Accordingly, all financial businesses relating to financial investment products are reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, irrespective of the type of the financial institution it is. For example, under the Financial Investment Services and Capital Markets Act, derivative businesses conducted by securities companies and future companies will be subject to the same regulations under the Financial Investment Services and Capital Markets Act, at least in principle.

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

Other Regulatory Changes Related to Securities and Investments

The Financial Investment Services and Capital Markets Act brought changes to various rules in securities regulations including those relating to public disclosure, insider trading and proxy contests, which had previously been governed by the Securities and Exchange Act. For example, the 5% and 10% reporting obligations under the Securities and Exchange Act have become more stringent under the Financial Investment Services and Capital Markets Act. For instance, the number of events requiring an investor to update its 5% report have increased under the Financial Investment Services and Capital Markets Act. Previously, only a change in the shareholding of 1% or more or in the purpose of shareholding (such as an intention to influence management) could trigger the obligation to update the 5% report. The Government has issued detailed regulations stipulating additional events requiring updates to 5% reports, such as the change in the type of holding and change in any major aspect of the relevant contract. As for the 10% report filing obligation, the initial filing is expected to be required to be made within five business days of the date of the event triggering the 10% reporting obligation, compared to 10 calendar days under the previous law. The due date for reporting a subsequent change after the initial 10% report filing has been reduced from the 10th day of the first month immediately following the month in which such change took place to five business days of the date of such change. Under the previous law, there had been a limitation on the type of investment vehicles that could be used in a collective investment scheme (namely, to trusts and corporations), the type of funds that could be used for collective investments, and the types of assets and investment securities a fund could invest in. However, the Financial Investment Services and Capital Markets Act significantly liberalizes these restrictions, permitting all legal entities, including limited liability companies or partnerships, to be used for the purpose of collective investments, allowing the formation of fund complexes and permitting investment funds to invest in a wide variety of different assets and investment instruments.

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

As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group and Shinhan Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, from 2016 through 2020. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%, and the Financial

Supervisory Service has maintained the countercyclical capital buffer requirement at 0% for the first quarter of 2020. In addition, the Regulation on the Supervision of the Banking Business is expected to be amended during 2020 to introduce an additional countercyclical capital buffer requirement that specifically addresses the increase of credit in the retail sector. This is in addition to and separate from the existing general countercyclical capital buffer requirements that take into account the degree of increase in credit generally relative to the gross domestic product. The Detailed Regulation on the Supervision of the Banking Business was also amended on June 30, 2018 to add “concentration of risk in the retail sector” as an additional criterion when the Financial Supervisory Service evaluates the risk management systems of Korean banks.

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

With respect to foreign currency liquidity coverage ratio, the Regulation on the Supervision of the Banking Business requires that financial institutions dealing with foreign exchange affairs (i.e., banks) whose foreign-currency denominated liabilities are equal to or greater than US$500 million or 5% of its total liabilities, as of the end of the immediately preceding half-year period, maintain a foreign currency liquidity coverage ratio of 60% or higher beginning January 1, 2017, 70% or higher beginning January 1, 2018 and 80% or higher beginning January 1, 2019. The term “foreign currency liquidity coverage ratio” means the ratio of high-liquidity assets to the net cash outflow in respect of foreign-currency denominated assets and liabilities for the next 30 days. In the case of financial institutions dealing with foreign exchange affairs whose foreign-currency denominated liabilities are less than US$500 million and less than 5% of its total liabilities, as of the end of the immediately preceding half-year period, the following ratios shall be maintained and foreign-currency denominated assets and liabilities shall be categorized and managed according to such different remaining maturities: (i) the ratio of assets for which remaining maturities are less than three months to liabilities for which remaining maturities are less than three months shall be at least 85%, and (ii) the assets for which remaining maturities are less than one month shall not exceed liabilities for which the remaining maturities are less than one month by more than 10%.

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

Loan-to-Deposit Ratio

In December 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The Regulation on the Supervision of the Banking Business, which was amended as of August 19, 2010 and December 26, 2014 and took effect on January 1, 2014 and January 1, 2015, respectively, requires banks with Won-denominated loans of not less than ~~W~~2 trillion in value as of the last month of the immediately preceding quarter to maintain a ratio of Won-denominated loans (excluding certain types of loans using funds borrowed from Korea Development Bank or the Government or loans made under certain operational rules of Korea Federation of Banks) to Won-denominated deposits (excluding certificates of deposit) and the balance of the covered bonds under the Act on Issuance of Covered Bonds, the maturity of which is not less than five years (only in case when such financing from the issuance of covered bonds is used in Won currency and up to 1% of Won-denominated deposits) not more than 1:1. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2019 was 95.4%, based on monthly average balances.

Currently, in calculating the loan to deposit ratio, there is no differentiation between retail loans and corporate loans. However, the Regulation on the Supervision of the Banking Business was amended on July 12, 2018 to provide that, beginning on January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio.

Financial Exposure to Any Single Customer and Major Shareholders

Under the Banking Act, the sum of material credit exposures by a bank, namely, the total sum of its credits to single individuals, legal entities or persons sharing credit risk with such individuals or legal entities such as companies belonging to the same enterprise groups as defined under the Monopoly Regulations and Fair Trade Act that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions), must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions), subject to certain exceptions. Subject to certain exceptions, no bank is permitted to extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and such other transactions which directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to an individual or a legal entity, and no bank may grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to individuals, legal entities and companies that belong to the same enterprise group as defined in the Monopoly Regulations and Fair Trade Act.

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

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission implemented a number of changes in recent years to the mechanisms by which a bank evaluates and reports its retail household loan balances and has proposed implementing further changes. In order to rationalize the regulations on the housing loans, the Financial Services Commission and the Financial Supervisory Service provided administrative instructions in July 2014 with effect from August 1, 2014, which have been extended and amended several times, that all financial institutions including banks under the Banking Act were subject to the maximum loan-to-value ratio of 70% (irrespective of the location of the property, subject to certain exceptions) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions). However, due to a rapid increase in the volume of loans secured by homes and other forms of housing, the Financial Services Commission and the Financial Supervisory Service implemented the following regulations designed to curtail extension of new or refinanced loans secured by housing by respectively amending the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business to replace the above administrative instructions in August 2017:

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

As housing prices in the greater Seoul metropolitan area continued to rise despite the above measures, on December 16, 2019, the Government unveiled a tighter set of measures aimed at the housing market. According to these new measures, which became effective from December 17, 2019, no mortgage or home equity loans can be provided to purchase a new home located in any of the regulated areas to a household that already owns two or more housing units. For a household that already owns one housing unit, such loans can only be provided under very limited circumstances. Furthermore, the “speculative districts” and “overheated speculative districts” are further restricted by tighter loan-to-value ratios. If the market value of a home located in any of the “speculative districts” or “overheated speculative districts” being acquired is greater than ~~W~~1.5 billion, no mortgage or home equity loans may be provided. For homes located in any of the “speculative districts” or “overheated speculative districts” with a market value equal or less than ~~W~~1.5 billion but greater than ~~W~~900 million, the loans can only cover 40% of the market value up to ~~W~~900 million and 20% of any remaining value between ~~W~~1.5 billion and ~~W~~900 million. In addition to the foregoing restrictions, no mortgage loan applicant buying a home in any of the “speculative districts” or “overheated speculative districts” may incur a loan that will exceed 40% of his/her debt service ratio for homes with market values exceeding ~~W~~900 million. Furthermore, on February 20, 2020, the Government announced additional countermeasures to curb housing prices in the “adjustment targeted areas”, under which if the market value of a home located in any of the “adjustment targeted areas” being acquired is greater than ~~W~~900 million, the loans can only cover 50% of the market value up to ~~W~~900 million and 30% of any remaining value exceeding ~~W~~900 million.

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

Restrictions on Bank Ownership

Under the Banking Act, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Banking Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies — namely, (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group; (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than ~~W~~2 trillion; (3) any mutual fund in which the same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding; (4) a private equity fund (under the Financial Investment Services and Capital Markets Act) where (i) the general partner of such private equity fund, (ii) the limited partner whose equity holding ratio in such private equity fund is 10% or more, or (iii) the limited partners, being member companies of a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act, whose aggregate equity holding ratio in such private equity fund is 30% or more falls under either of item (1) to (3) above; or (5) a special purpose company of a private equity fund where a private equity fund, as described in item (4) above, owns 4% or more of the special purpose company’s issued and outstanding shares or has actual control over the major business affairs of the special purpose company through, for example, appointment and dismissal of the officers – may not acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of:

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

Principal Regulations Applicable to Credit Card Companies

General

Any person, including a bank, wishing to engage in the credit card business must obtain a license from the Financial Services Commission. In addition, in order to enter the credit card business, a bank must obtain a license from the Financial Services Commission (hereinafter, a bank which obtains such license is defined as “licensed bank engaged in the credit card business”). The credit card business is regulated and governed by the Specialized Credit Financial Business Act. Under the Specialized Credit Financial Business Act and regulations thereunder, a company in the same conglomerate group (as defined in the Monopoly Regulations and Fair Trade Act) may engage in the credit card business even though another company in the same conglomerate group is already engaged in such business, which was previously not permitted.

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

Lending Ratio in Ancillary Business

Pursuant to the Presidential Decree of the Specialized Credit Financial Business Act, as amended in January 2020, a credit card company must maintain a quarterly average balance of receivables arising from cash advances to credit card holders (excluding cash advances incurred by re-lending to a credit card holder after modifying the terms and conditions, such as maturity or interest rate, of the original cash advance for debt rescheduling purposes) no greater than its aggregate quarterly average balance of receivables arising from credit card holders’ purchase of goods and services (excluding the amount of receivables arising from the purchase of goods and services using an exclusive use card for business purposes) plus its aggregate quarterly amount of payments made by members using their debit cards.

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

Under the Act on the Structural Improvement of the Financial Industry, if the Government deems a financial investment company’s financial condition to be unsound or if a financial investment company fails to meet the applicable Net Operating Equity Ratio (as defined below), the government may order certain sanctions, including among others, sanctions against a financial investment company or its officers or employees, capital increase or reduction and a suspension or assignment of a part or all of business operation.

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

Total Risk = market risk + counterparty risk + management risk; and

Equity Capital Maintenance Requirement for Each Service Unit = Mandatory Equity Capital to be Required for Each Licensed Service Unit × 70%

The regulations of the Financial Services Commission require, among other things, financial investment companies to maintain the net equity ratio at a level equal to or higher than 100% at the end of each quarter of the fiscal year.

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

If the Government deems an insurance company’s financial condition to be unsound or if an insurance company fails to properly manage the business as set forth under relevant Korean law, the government may order certain sanctions including, among others, sanctions against an insurance company or its officers or employees, capital increase or reduction and a suspension or assignment of a part or all of business operation.

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

U.S. Regulations

As a substantial majority of our and our subsidiaries’ operations are in Korea, we are primarily subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service. Our subsidiaries, however, have limited operations in the United States, and we own a bank in the United States. Therefore, we and our U.S. operations are subject to U.S. supervision, regulation and enforcement by relevant authorities in the United States with regard to our U.S. operations.

U.S. Banking Regulations

Our operations in the United States are subject to a variety of regulatory regimes. Shinhan Bank maintains an uninsured branch in New York, which is licensed by the New York State Department of Financial Services (the “Department”) and registered with the banking authority of Korea. Shinhan Bank’s New York branch is subject to regulation and examination by the Department under its licensing authority. In addition, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) exercises examination and regulatory authority over Shinhan Bank’s U.S. branch. We also own a non-member state chartered bank, Shinhan Bank America, which is regulated by the Department, as its chartering authority, and by the Federal Deposit Insurance Corporation (“FDIC”), as its primary federal banking regulator and as the insurer of its deposits. Our U.S. branch and U.S. bank subsidiary are subject to restrictions on their respective activities, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, and restrictions on transactions with affiliates, among other things. We are also a financial holding company and a bank holding company under U.S. banking laws and our U.S. operations are subject to regulation, supervision and enforcement by the Federal Reserve Board.

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

On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the “Reform Act”) was signed into law. Among other regulatory changes, the Reform Act amends various sections of the

Dodd-Frank Act, including by raising the asset threshold for automatic application of enhanced prudential standards to FBOs under the Dodd-Frank Act from $50 billion in total global consolidated assets to $250 billion. The bill exempted FBOs with total global consolidated assets of less than $100 billion from these enhanced prudential standards effective immediately upon enactment of the bill. In October 2019, the Federal Reserve Board issued a final rule to implement the Reform Act’s changes to the application of enhanced prudential standards with respect to U.S. bank holding companies and FBOs (the “EPS Tailoring Rule”). The EPS Tailoring Rule delineates three categories of enhanced prudential standards (“EPS categories”) applicable to FBOs based on an FBO’s asset size and other factors such as the degree of the cross-jurisdictional activity, reliance on short-term wholesale funding, nonbank assets, and off-balance sheet exposures of an FBO’s U.S. operations. The EPS Tailoring Rule generally determines the stringency of enhanced prudential standards applicable to FBOs based on the risk profile of the FBO’s U.S. operations, rather than its global footprint, with most enhanced prudential standards applying only to FBOs with combined U.S. assets of at least $100 billion. FBOs with global assets of $100 billion or more and a relatively limited U.S. presence, such as us, are subject to certain minimum standards under the EPS Tailoring Rule, with the Federal Reserve Board relying primarily on compliance with comparable home-country prudential standards with respect to such FBOs.

If our size or risk profile were to increase, our combined U.S. operations may be subject to certain further enhanced prudential standards. In particular, enhanced prudential standards applicable to FBOs require an FBO with both significant total global consolidated assets and significant U.S. assets (excluding the total assets of each U.S. branch and agency) to establish a U.S. top-tier intermediate holding company (“IHC”) over all U.S. bank and nonbank subsidiaries, and generally subject such an FBO’s IHC to the same capital adequacy standards, including minimum risk based capital and leverage requirements, liquidity, liquidity risk management, stress testing and single counterparty credit limits as those applicable to U.S. bank holding companies in the same EPS category under the EPS Tailoring Rule. In addition, certain enhanced prudential standards will apply to the combined U.S. operations of an FBO whether or not the FBO is required to establish a U.S. IHC. Rules imposing early remediation requirements on FBOs have yet to be finalized. We continue to assess the full impact of these enhanced prudential requirements and the EPS Tailoring Rule on our business.

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

In October 2019, the Federal Reserve Board and FDIC issued a final rule addressing the applicability of resolution planning requirements for FBOs (the “FBO Resolution Plan Rule”). The FBO Resolution Plan Rule applies reduced resolution plan filing requirements to FBOs that have $250 billion or more in total global consolidated assets and that do not otherwise meet certain category thresholds identified in the EPS Tailoring Rule, such as us, requiring such FBOs to submit a reduced content resolution plan every three years.

In July 2019, U.S. federal regulatory agencies adopted amendments to the Volcker Rule regulations to implement the Volcker Rule amendments included in the Reform Act, and also in 2019 such U.S. federal regulatory agencies adopted certain targeted amendments to the Volcker Rule regulations to simplify and tailor certain compliance requirements relating to the Volcker Rule. In January 2020, U.S. federal regulatory agencies proposed additional revisions to the Volcker Rule’s current restrictions on banking entities sponsoring and investing in certain covered hedge funds and private equity funds, including by proposing new exemptions allowing banking entities to sponsor and invest without limit in credit funds, venture capital funds, customer facilitation funds and family wealth management vehicles. The proposal would also loosen certain other restrictions on extraterritorial fund activities and direct parallel or co-investments made alongside covered funds.

If adopted, the proposal would expand the ability of banking entities to invest in and sponsor private funds. However, the proposed revisions have not yet been adopted and are subject to change. The ultimate consequences of these regulatory developments on our activities remain uncertain.

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

As of December 31, 2019, Shinhan Bank America exceeded all of the capital ratio standards for a well-capitalized bank with a Tier I leverage ratio of 13.28%, a common equity Tier I risk-based capital ratio of 17.61%, a Tier I risk-based capital ratio of 17.61% and a total risk-based capital ratio of 18.33%.

Activities and Investments of New York-Chartered Banks. Shinhan Bank America derives its lending, investment and other authority primarily from the applicable provisions of New York State Banking Law and the regulations of the Department, as well as FDIC regulations and other federal laws and regulations. See “– Activities and Investments of FDIC-Insured State-Chartered Banks” below. These New York laws and regulations authorize Shinhan Bank America to invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, State and local governments and agencies, and certain other assets. A bank’s aggregate lending powers are not subject to percentage of asset limitations, but, as discussed below, there are limits on the amount of credit exposure that a bank may have to a single borrower or group of related borrowers. A New York-chartered bank may also exercise trust powers upon approval of the Department. Shinhan Bank America does not have trust powers.

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

Brokered Deposits. Under federal law and applicable regulations, (i) a well capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. In August 2019 and December 2019, the FDIC issued proposed rules on aspects of FDIC’s brokered deposit and interest rate regulations. The outcome of these proposed rules on the FDIC’s regulations in the future is uncertain. Shinhan Bank America had an aggregate amount of US$35.6 million of brokered deposits outstanding as of December 31, 2019.

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

The CRA requires FDIC insured banks to define the assessment areas that they serve, identify the credit needs of those assessment areas and take actions that respond to the credit needs of the community. The FDIC must conduct regular CRA examinations of Shinhan Bank America and assign it a CRA rating of “outstanding,” “satisfactory,” “needs improvement” or “unsatisfactory.” Shinhan Bank America is also subject to provisions of the New York State Banking Law which impose similar obligations to serve the credit needs of its assessment areas. The Department and the FDIC each periodically assess a bank’s compliance, and makes the assessment available to the public. Federal and New York State laws both require consideration of these ratings when reviewing a bank’s application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices. A negative assessment may serve as a basis for the denial of any such application. Shinhan Bank America has received “satisfactory” ratings from both the Department and the FDIC in its most recent CRA performance evaluation.

In December 2019, the FDIC and the Office of the Comptroller of the Currency (“OCC”) proposed comprehensive amendments to the CRA, which would significantly affect the manner in which banks seek to satisfy their CRA obligations (including by modifying incentives for banks to lend to, invest in, and provide services to their communities generally, and in low- and moderate-income (“LMI”) areas, in particular) and modify the CRA examination process for all but the smallest banks by moving from the current subjective rating system to a “metric-based” rating system. It remains unclear whether the FDIC, OCC or other regulatory agencies will adopt final rules amending the CRA and, if such rules were to be adopted, we cannot predict at this time the extent to which the scope of such final rules would resemble the CRA amendments proposed in December 2019. It also remains unclear whether any other particular legislative or regulatory proposals will be enacted or adopted concerning CRA requirements applicable to us. To the extent any such final amendments to CRA requirements applicable to us are adopted, such regulatory developments may impact the ability of Shinhan Bank America to achieves “satisfactory” CRA performance ratings.

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

We currently have 17 direct and 27 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

1)	Currently in liquidation proceedings.
2)	We and our subsidiaries currently own 32.6% in the aggregate.
3)	We and our subsidiaries currently own 34.6% in the aggregate.
4)	We and our subsidiaries currently own 1.8% in the aggregate.
5)	We and our subsidiaries currently own 18.9% in the aggregate.
6)	We and our subsidiaries currently own 25.27% in the aggregate.

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Asia Limited (incorporated in Hong Kong);

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Bank (Cambodia) PLC (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	PT Bank Shinhan Indonesia (incorporated in Indonesia);

•	Banco Shinhan de Mexico (incorporated in Mexico);

•	LLP MFO Shinhan Finance (incorporated in Kazakhstan);

•	PT Shinhan Indo Finance (incorporated in Indonesia);

•	Shinhan Microfinance Co., Ltd. (incorporated in Myanmar);

•	Shinhan Investment Corp., USA Inc. (incorporated in the United States);

•	Shinhan Investment Corp., Asia Ltd. (incorporated in Hong Kong);

•	Shinhan Securities Vietnam Co., Ltd. (incorporated in Vietnam);

•	PT Shinhan Sekuritas Indonesia (incorporated in Indonesia);

•	Shinhan Asset Management Indonesia (incorporated in Indonesia);

•	Shinhan BNP Paribas Asset Management (Hong Kong) Limited (incorporated in Hong Kong); and

•	Shinhan DS Vietnam Co. Limited (incorporated in Vietnam).

ITEM 4.D.	Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513	59,519	5,418
Shinhan Investment Corp.	70, Yeoui-daero, Yeoungdeungpo-gu, Seoul, Korea 07325	70,170	4,765
Shinhan Centennial Building	29, Namdaemun-ro 10-gil, Jung-gu, Seoul, Korea 04540	19,697	1,389
Shinhan Bank Gwanggyo Branch	54, Cheonggyecheon-ro, Jung-gu, Seoul, Korea 04540	16,727	6,783
Shinhan Myongdong Branch	43, Myeongdong-gil, Jung-gu, Seoul, Korea 04534	8,936	1,017
Shinhan Youngdungpo Branch	27, Yeongjung-ro, Yeoungdeungpo-gu, Seoul, Korea 07301	6,171	1,983
Shinhan Back Office Support Center	1311, Jungang-ro, Ilsandong-gu, Goyang-si, Gyeonggi-do, Korea 10401	25,238	5,856
Shinhan Bank Back Office and Call Center	251, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06225	40,806	7,964
Shinhan Bank Back Office and Storage Center	1221, 1sunwhan-ro, Sangdang-gu, Cheongju-Si, Chungcheongbuk-do, Korea 28777	6,019	5,376

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Shinhan Card Yoksam-Dong Building	176, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06248	7,348	1,185
Shinhan Data Center	67, Digital Valley-ro, Suji-gu, Yongin-si, Gyeonggi-do, Korea 16878	45,277	9,114
Shinhan Life Insurance headquarters	358, Samil-daero, Jung-gu, Seoul, Korea 04542	30,833	1,978

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2019, Shinhan Bank had a countrywide network of 876 branches. Approximately 22.4% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. Lease terms are generally between two to three years and generally do not exceed five years. As of December 31, 2019, Jeju Bank had 38 branches of which we own 18 of the buildings in which the facilities are located, representing 47.4 of its total branches. Lease terms are generally between one to two years and seldom exceed five years.

As of December 31, 2019, Shinhan Card had 23 branches, all but one of which was leased. Lease terms are generally between one to two years. We also lease Shinhan Card’s headquarters for a term of five years. As of December 31, 2019, Shinhan Investment had a nationwide network of 126 branches of which we own five of the buildings in which the facilities are located, representing 3.97% of its total branches in Korea. Lease terms are generally between one to two years. As of December 31, 2019, Shinhan Life Insurance had 123 branches which we leased for a term of generally one to two years.

The net book value of all the properties owned by us on December 31, 2019 was ~~W~~2,606 billion. We do not own any material properties outside of Korea.

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

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the second largest financial services provider in Korea (as measured by consolidated total assets as of December 31, 2019) and operate the second largest banking business (as measured by consolidated total bank assets as of December 31, 2019) and the largest credit card business (as measured by total credit purchase volume in 2019) in Korea.

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

In 2019, the average volume of retail loans increased by 11.1% from 2018, primarily as a result of increase in home rental long-term deposit loans. In 2019, the average volume of corporate loans increased by 10.2% from 2018, primarily as a result of an increase in facilities loans.

From 2017 to 2018, the average yield on both retail loans and corporate loans and the average rate on deposits increased primarily due to the increase in the base interest rate by the Bank of Korea in November 2017 and November 2018. Meanwhile, the increase in the average yield rate on retail and corporate loans was higher than that of deposits since our deposits generally have longer maturity profiles than our retail and corporate loans and are therefore less sensitive to movements in the base and market interest rates. Shinhan Bank’s net interest income increased by 11.9% from ~~W~~4,992 billion in 2017 to ~~W~~5,586 billion in 2018. Net interest income after provision for credit losses on loans amounted to ~~W~~4,510 billion and ~~W~~5,340 billion in 2017 and 2018, respectively. Shinhan Bank’s operating income increased by 43.5% from ~~W~~2,206 billion in 2017 to ~~W~~3,165 billion in 2018.

From 2018 to 2019, the average yield on retail loans and the average rate on deposits increased as the base interest rate set by the Bank of Korea was increased from 1.50% to 1.75% in November 2018, resulting in a higher average market interest rate for 2019 compared to 2018, notwithstanding decreases in the base interest rate by the Bank of Korea from 1.75% to 1.50% in July 2019 and from 1.50% to 1.25% in October 2019. The average yield on corporate loans remained stable despite a higher average market interest rate in 2019 due to an increase in loans to corporate borrowers with high credit ratings which have lower interest rates. Shinhan Bank’s net interest income increased by 5.1% from ~~W~~5,586 billion in 2018 to ~~W~~5,872 billion in 2019. Net interest income after provision for credit losses on loans amounted to ~~W~~5,340 billion and ~~W~~5,501 billion in 2018 and 2019, respectively. Shinhan Bank’s operating income increased by 3.1% from ~~W~~3,165 billion in 2018 to ~~W~~3,263 billion in 2019.

As for Shinhan Card, its operating revenue is largely dependent on transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general Korean economy, such as general consumer spending patterns in

Korea. Shinhan Card’s operating revenues decreased by 27.8% from ~~W~~5,197 billion in 2017 to ~~W~~3,752 billion in 2018, largely due to a decrease in fees and commission income as a result of the application of IFRS 15. Shinhan Card’s operating revenues increased by 3.7% from ~~W~~3,752 billion in 2018 to ~~W~~3,892 billion in 2019, largely due to an increase in interest income resulting from an increase in loans of foreign subsidiaries to increase their operating assets, as well as Shinhan Card’s acquisition of Prudential Vietnam Finance Company Limited (which subsequently changed its legal name to Shinhan Vietnam Finance). Interest income on credit card receivables increased due to a 7.0% increase in the average balance of credit card receivables from ~~W~~21,366 billion in 2018 to ~~W~~22,869 billion in 2019. In addition, fees and commission income decreased by 3.6% from ~~W~~1,486 billion in 2018 to ~~W~~1,432 billion in 2019, primarily as a result of the Government’s continued policies to lower credit card merchant fees.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2019 and our current outlook for 2020 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2020.

Trends in the Korean Economy

In 2019, the global economy showed signs of deepening slowdown with the manufacturing sector at the epicenter, as overseas trade decreased sharply due to the escalation of the U.S.-China trade conflicts. With the prices of electronic parts, chemicals and raw materials, including semiconductors, generally declining compared to 2018, trade volume also decreased, leading to a downward trend of the global economy and dampening the growth of export-oriented countries, such as Germany, China and Korea. According to the International Monetary Fund, the global economic growth rate for 2019 is estimated to fall below 3 percent, which would be the lowest growth rate since the 2008 global financial crisis. Global economic uncertainties are expected to continue in 2020, including the recent coronavirus (COVID-19) outbreak and potential escalation of ongoing trade wars between major economies including the U.S. and China, among others. There are also uncertainties stemming from political events in major countries, including political uncertainties following Korea’s general elections in April 2020 and the U.S. presidential election in November 2020. Any of these events or uncertainties may have a material adverse effect on the global economy and also our business, financial condition and results of operations.

In 2019, the Korean economy recorded a growth rate of 2.0% compared to a growth rate of 2.7% in 2018, showing signs of slowdown as exports of Korea’s major export products, including semiconductors, decreased as a result of a decrease in global demand mainly due to escalated U.S.-China trade disputes. Investments in the construction industry also decreased due to decreases in facility investments amid slowing exports as well as the Government’s strengthened regulations in the real estate market and reduced investment in social overhead capital (“SOC”). Despite the general economic slowdown, domestic household purchasing power remained stable due to increased welfare spending by the Government for low-income households. However, overall economic growth was further weakened by structural factors such as the aging and declining population. In 2020, the overall sluggishness in the Korean economy is expected to continue as persisting uncertainty in the global economic environment is expected to continue affecting the Korean economy. In particular, petrochemical and other export items with high demands from China are expected to continue to experience a negative impact due to the economic slowdown in China amidst the recent coronavirus (COVID-19) outbreak, and although the decline in price for semiconductors, Korea’s main export item, may slow, it remains uncertain whether semiconductor exports will increase amidst global economic uncertainties. Facility investment in Korea has declined sharply during the past two years, and the global political and economic uncertainties are expected to continue to discourage companies from actively investing in new facilities in Korea. Investment in the housing sector is similarly expected to remain low due to the Government’s tightening regulations on the real estate market, and structural factors such as the aging population will continue to persist. Although it is expected that the Government will implement policies to mitigate downturn in the economy, for example large-scale fiscal spending and welfare spending, Korea’s economy is expected to continue to experience low growth rates despite any fiscal expansion policy adopted by the Government. In particular, it is expected that factors such as a decline in exports, consumption and tourism if the recent coronavirus (COVID-19) outbreak were to be prolonged, as well as increased volatility in the financial markets and the possibility of escalations of trade disputes between major economies will pose downside risks to the domestic economy in 2020.

In 2020, we consider the following as potential risks to the Korean economy: (i) possibility of a global recession in major markets due to the recent coronavirus (COVID-19) outbreak and resulting decline in consumer confidence; (ii) the increased volatility of foreign currency exchange markets due to the varying monetary policies of the global economies including decreases in base interest rates, fiscal and monetary easing policies; (iii) a prolonged slump in the Korean economy resulting from slowing of job creation and exacerbation of unemployment issues, particularly a rise in youth unemployment; (iv) China’s slowing growth and the possibility of a hard landing for China; (v) potential decline in productivity due to aging demographics and low birth rates; (vi) uncertainty and volatility regarding the political and economic policies, including growing protectionism, of the United States and other major economies; (vii) concerns within the financial sectors due to high levels of household debt; and (viii) political risks including political instability due to North Korea. In particular, the recent coronavirus (COVID-19) outbreak, which was declared a “pandemic” by the World Health Organization in March 2020, has led to significant global economic and financial disruptions, including an adverse impact on international trade and business activities, sharp declines and significant volatility in the financial markets as well as decreases in interest rates worldwide. In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing potential risks, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations. Accordingly, the economic outlook for the financial services sector in Korea in 2020 and for the foreseeable future remains highly uncertain.

As for interest rate movements, since 2009, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy amidst a slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015, 1.50% in June 2015 and further reduced such rate to the historic low of 1.25% in June 2016. In November 2017, the Bank of Korea raised the base interest rate to 1.50%, marking the first time it increased the base interest rate since 2011, and in November 2018 further raised the base interest rate from 1.50% to 1.75%, citing concerns over household debt in the aggregate exceeding ~~W~~1,500 trillion and potential outflow of funds due to the widening interest rate differential between the base interest rate of the Bank of Korea and the benchmark interest rate of the Federal Reserve Board. After increasing its benchmark interest rate three times during 2017, the Federal Reserve Board increased its benchmark interest rate four times during 2018, to a range of 2.25% to 2.50% in December 2018 when it signaled that it expected to raise the benchmark interest rate another two times during 2019. However, the Federal Reserve Board actually reduced the benchmark interest rate three times during 2019 amidst signs of slowdown in the U.S. and major global economies and recently lowered the rate again to a range of 1.0% to 1.25% on March 3, 2020 and to a range of 0% to 0.25% on March 15, 2020 in response to the threat posed to the economy by the recent coronavirus (COVID-19) outbreak. Similarly, the Bank of Korea also lowered the base interest rate from 1.75% to 1.50% in July 2019 and from 1.50% to 1.25% in October 2019, and further reduced the base interest rate from 1.25% to 0.75% on March 16, 2020 in response to the recent coronavirus (COVID-19) outbreak. The Bank of Korea’s policy path of interest rates in 2020 and for the foreseeable future remains uncertain and will be affected in part by the policy path of the Federal Reserve Board, which also remains uncertain for the foreseeable future. The recent decreases in base interest rate by the Bank of Korea are expected to put further downward pressure on the Bank’s net interest margin, particularly if the base interest rate is decreased again during 2020.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

Since the financial crisis in 2008, the asset size of Korean commercial banks has consistently grown year over year, including in 2019. Asset quality of commercial banks in Korea also continued to improve in 2019, but as net interest margin declined and growth of loans has weakened, the overall growth of the banking business has slowed down. Although the increase in household loans has slowed in part due to the Government’s real estate policies aimed at curbing household debt, loans for small- and medium-sized enterprises remained stable due to banks’ efforts to support high performing small- and medium-sized enterprises.

In 2020, asset growth for commercial banks in Korea is expected to slow due to a variety of factors, including the Government’s strengthening of policies on the housing market and household debt, such as those relating to total household debt management, introduction of debt service ratios and loan-to-deposit ratios, an expected slowdown in the real estate market and financial regulators’ continued focus on curbing the growth of housing loans. In addition, as the demand for consumer protection in investment products increases, the banks’ organization and key performance indicators are expected to be readjusted, and fees and commission income generally is expected to decrease. Competition between banks and fintech firms is expected to further intensify due to the introduction of open banking and amendments to Korea’s major data privacy laws. The resulting competition is expected to go beyond traditional price-based competition, requiring banks to focus on offering customized products and services based on big data analysis and integrating financial services with customers’ daily life patterns in order to provide differentiated value. The Government’s policies focusing on protection of consumers and encouraging inclusive financial policies are also expected to lead to further competition among banks for relevant businesses, such as businesses to support the middle class, socially disadvantaged classes, small businesses and startups. As there may be an increased risk of a decline in asset quality, particularly as a result of the recent coronavirus (COVID-19) outbreak, we believe that strengthening risk management capabilities will become increasingly important and have a more direct impact on the financial performance of commercial banks in Korea.

Credit Cards

In 2019, despite concerns regarding the credit card industry in light of Government regulations, such as those lowering the applicable rate of merchant fees, and a slowdown in growth of credit card market, the credit card industry showed generally good profitability due to efficient cost reduction, stabilization of procurement costs and quality focused growth. Capital stability and adequacy also remained stable during 2019.

In 2020, it is expected that credit card companies will continue to cut marketing costs by decreasing high-cost products as the growth of credit card usage is expected to slow down due to weakening consumer sentiment. Profitability may also decrease due to Government regulations. As vulnerable borrowers are more likely to become insolvent or otherwise unable to service their debt during an economic downturn, credit card companies are preparing for a market environment with increased uncertainty in 2020.

Securities

In 2019, the financial investment industry’s overall revenue hit a record high based on the performance of large securities companies and investment banks, despite the fact that the stock market experienced only moderate growth due to market uncertainties and low interest rates.

In 2020, the efforts to diversify revenue sources other than brokerage services, such as investment banking and sales and trading, are expected to continue in an effort to minimize the impact of stock price fluctuations on securities companies. We expect main issues in the securities industry in 2020 to include: (i) a decrease in demand for wealth management services and increased legal disputes amid Lime Asset’s suspension of withdrawals and resulting financial and reputational damage to certain major securities companies in Korea, (ii) a slow-down in the real estate market, particularly if Government measures aimed at restricting the real estate market are adopted or existing measures are strengthened, (iii) increased volatility in the stock market, decreased transactions, restrictions on business activities for investment banking and resulting volatility of profits from sales and trading, particularly if the recent coronavirus (COVID-19) outbreak were to persist, and (iv) increased need for risk management due to increased contingent liabilities such as guarantees resulting from investment banking business expansion. As entry barriers into the securities industry are lowered, competition against fintech firms is expected to intensify. The Government is working to implement measures to develop large scale financial investment companies in order to increase competitiveness and to expand potential growth opportunities for securities companies, including promotion of the financial product advisory businesses and test operations of robo-advisor services. In order to improve profitability, it is expected to become increasingly important for securities companies to develop new, differentiating profit models and diversify its product offerings.

Life Insurance

In 2019, the life insurance industry’s overall revenue declined primarily due to a persisting low interest rate environment, as well as slowing growth of the economy, an aging population and low birthrates.

In 2020, the life insurance industry’s overall profitability is expected to continue to decline as the factors mentioned above continue to persist, and it is expected that risk management and underwriting (risk takeover) capability will become an increasingly important factor in life insurance companies’ ability to strategically reduce business expenses. In addition, the demands for health insurance products and retirement pension insurance have increased steadily, and as a result it is expected that sales channels, products, and digital-based competitiveness will become more important in the future. As the line between financial and non-financial sectors become blurry and the life insurance market matures, we expect overall growth potential for the industry to be limited and the importance of developing differentiated products and services tailored to customers’ individualized needs and expanding digital-based customer services to become increasingly important.

Asset Management

The total amount of assets under management by asset management companies, including fund assets under management and discretionary investment contracts, increased by 11.4% to ~~W~~1,139 trillion as of December 31, 2019 from ~~W~~1,022 trillion as of December 31, 2018, primarily due to an increase in private funds such as real estate funds, special asset funds and mixed asset funds. The total amount of fund assets under management increased by 17.7% to ~~W~~652 trillion as of December 31, 2019 from ~~W~~553.5 trillion as of December 31, 2018, and the total amount of discretionary investment contracts increased by 4.1% to ~~W~~486.8 trillion as of December 31, 2019 from ~~W~~467.7 trillion as of December 31, 2018. Operating profit increased by 12.8% to ~~W~~918.7 billion in 2019 from ~~W~~467.7 trillion in 2018, due primarily to higher commission gains driven by the rise in total amount of assets under management. As a result, net profit increased by 31.2% to ~~W~~795 billion in 2019 from ~~W~~984.4 trillion in 2018.

In 2020, institutional investors are expected to continue to lead the growth of the asset management industry. Growth of the private funds market is expected to slow, in part due to redemption delays and losses from several private funds. Investors’ risk appetite may increase if U.S.-China trade tension is eased and if improvement is shown in major financial indicators, as returns on bonds are expected to decrease in a low-interest rate environment and hence demands for higher return investment products are expected to increase. As estimated returns on investments in the Korean market are expected to remain low due to slowing growth of the Korean economy, demand for investments in overseas markets is expected to increase. Demand for long-term investment products in the public fund market, such as individual annuity funds and retirement pension funds, is expected to continue to rise. Demand from investors looking to invest in ESG products is expected to continue to be strong as new ESG products are introduced into the market and gradually attract interest from retail investors.

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

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance-Based(4)	New COFIX Balance-Based(5)	COFIX New Borrowing-Based(6)
June 30, 2015	2.01	1.79	1.65	2.22	—	1.75
December 31, 2015	2.11	1.66	1.67	1.90	—	1.66
June 30, 2016	1.69	1.25	1.37	1.75	—	1.54
December 31, 2016	2.13	1.64	1.52	1.62	—	1.51
June 30, 2017	2.24	1.70	1.38	1.58	—	1.47
December 31, 2017	2.68	2.14	1.66	1.66	—	1.77
June 30, 2018	2.77	2.12	1.65	1.83	—	1.82
December 31, 2018	2.29	1.82	1.93	1.95	—	1.96
June 30, 2019	1.80	1.47	1.78	2.00	—	1.85
December 31, 2019	1.78	1.36	1.53	1.81	1.55	1.63

Source: Korea Financial Investment Association Bond Information Service

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.
(2)	Measured by the yield on three-year treasury bonds.
(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).
(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.
(5)

New COFIX on Outstanding Balance (the “New COFIX”) is a new benchmark COFIX introduced since July 2019. The New COFIX also takes into account other deposits such as inter-bank time deposits and non-resident deposits and other funding sources such as subordinated bonds and convertible bonds in calculating the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.

(6)	Measured based on the weighted average of the borrowing rates for new funding for each month made by the commercial banks that are subject of the COFIX reporting.

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

Non-derivative Financial Assets

Classification, measurement and impairment of non-derivative financial assets have been amended due to the adoption of IFRS 9 ‘Financial Instruments’ which became effective from January 1, 2018. As this report exhibits comparative financial statements prior to and after the adoption of the new standard, the critical accounting policies presented herein include information with regard to both IAS 39 and IFRS 9.

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

Valuation of Financial Assets and Liabilities

All financial assets are measured at fair value except held-to-maturity financial assets and loans and receivables under IAS 39 and financial assets at amortized cost under IFRS 9. The fair value of financial instruments being traded in an active market is determined by the published market prices at the end of each period. The published market prices of financial instruments being held by us are based on notifications by trading agencies. Where the market for a financial instrument is not active, such as in the case of over-the-counter market derivatives, fair value is determined by using either a valuation technique or an independent third-party valuation service.

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

Allowance for Credit Losses on Loans

Loans are classified as financial assets at amortized cost except for certain loans whose contractual cash flows do not consist solely of payments of principal and interest on the principal amount outstanding. Under IAS 39, loans were only permitted to be classified as loans and receivables. Loans at amortized cost under IFRS 9 are and loans and receivables under IAS 39 were subject to the application of impairment standards. The allowance for credit losses on loans has increased due to the adoption of IFRS 9 and the subsequent application of the new impairment model — expected credit loss model (whereas IAS 39 previously applied the incurred loss model). The allowance for credit losses on loans for the comparative financial statements as at the end of the period prior to adoption of the new standard was not restated, and the transition impact upon the initial adoption of IFRS 9 was recognized in retained earnings as of January 1, 2018.

The methodology for determining allowance for credit losses on loans is as follows and is mainly focused on Shinhan Bank which holds the majority of our loan assets.

- Allowance for Credit Losses on Loans Assessed Individually

Allowance for credit losses on loans assessed individually is based on the management’s best estimate derived from present value of future cash flows that are expected to be collected from debt instruments subject to assessment. When forecasting these cash flows, we utilize all relevant information and financial circumstances available such as net realizable value of relevant collateral and operating cash flows of counterparties. Based on the individual significance, Shinhan Bank determines whether to apply individual or collective assessment — collective assessment is applied for loans that are not individually significant or loans that are individually significant but do not have significant increases in credit risk. Individual assessment is applied for loans that have relatively large balances and which have had significant increase in credit risk or have become impaired. Under IAS 39, Shinhan Bank evaluated impaired loans with relatively large balances individually. Shinhan Bank classifies credit-impaired borrowers with loan amounts of over ~~W~~3 billion as subject to individual assessment (quantitative criteria) and also considers certain other factors such as asset quality, financial ratios, audit opinions and signs of insolvency (qualitative criteria).

Meanwhile, retail loans are not subject to individual assessment as they are not significant in amount from Shinhan Bank’s overall credit risk management perspective.

- Allowance for Credit Losses on Loans Assessed Collectively

Allowance for credit losses on loans assessed collectively uses estimation model based on experience loss ratio in order to measure expected credit loss (incurred loss under IAS 39) embedded in portfolios. This model considers various factors such as the type of borrower, credit rating and maturity in order to apply Probability of Default (“PD”) of each financial asset (or in the aggregate), recovery rate per loan and collateral, as well as Loss Given Default (“LGD”). Additionally, we modelize the measurement of inherent loss and apply consistent assumptions in order to determine the input variables based on current circumstances and historical and forward-looking information. For forward-looking information, we utilize economic outlooks published by domestic and overseas research institutes or government and public agencies. We also reflect estimates of future macroeconomic conditions that we believe have been prepared without bias from a neutral viewpoint in measuring expected credit losses. The methodology and assumptions used in this model are reviewed on a regular basis in order to minimize the difference between estimated allowance for credit losses on loans and actual credit losses on loans.

Shinhan Bank uses a PD/LGD model for collective assessment using three risk components – Exposure At Default (“EAD”), PD and LGD. EAD refers to the expected exposure at the time of default. EAD of financial assets is equal to the total carrying amount of such asset, and EAD of loan commitments or financial guarantee contracts are calculated as the sum of the amount already used and the amount expected to be used in the future.

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

LGD refers to the expected loss if a borrower defaults. We calculate LGD, where LGD = (1 – RR), based on the Recovery Rate (“RR”) measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower and cost of recovery. In particular, LGD for retail loan products uses loan-to-value ratio as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

We believe that the accounting estimates related to impairment of loans at amortized cost and our allowance for credit losses on loans are “critical accounting policies” because: (1) they are highly susceptible to change from period to period since they require us to make assumptions about future default rates and losses relating to our loan portfolio; and (2) any significant difference between our estimated losses on loans (as reflected in our allowance for credit losses on loans) and actual losses on loans could require us to record additional provisions for credit losses on loans which, if significant, could have a material impact on our profit. Our assumptions about estimated losses require significant judgment because actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

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

Recently Adopted Standards and Interpretations

IFRS 16, ‘Leases’

IFRS 16, published on May 22, 2017, replaces existing standards including IAS 17, ‘Leases’, IFRIC 4, ‘Determining whether an Arrangement contains a Lease’, SIC-15, ‘Operating Leases — Incentives’ and SIC-27, ’Evaluating the Substance of Transactions Involving the Legal Form of a Lease’. The Group has applied IFRS 16 from the year beginning on January 1, 2019, the date of initial application.

Previously, we classified our leases either as an operating lease or a finance lease based on whether the lease substantially transfers the risk and reward of owning the underlying assets. IFRS 16 introduced new or amended requirements with respect to lease accounting. It introduced significant changes to lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at commencement for all leases, other than short-term leases and leases of low value assets. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged.

The accumulated effects on retained earnings due to the initial application of IFRS 16 on January 1,2019 was zero, and the comparative financial information presented has applied IAS 17 and the related Interpretations as previously reported have not been restated. The transition effects arising from changes in accounting policies are described in Note 51 of the notes to our consolidated financial statements included in this annual report.

New Standards and Interpretations Not Yet Adopted

There are no new or amended standards or interpretations that have yet to been adopted but are expected to have a significant impact on our consolidated financial statements. Details are described in Note 3 of the notes to our consolidated financial statements included in this annual report.

Average Balance Sheet and Volume and Rate Analysis

Average Balances and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, in 2017, 2018 and 2019.

	Year Ended December 31,
	2017					2018					2019
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks(2)	~~W~~	10,726	~~W~~	168	1.56%	~~W~~	10,747	~~W~~	189	1.76%	~~W~~	10,996	~~W~~	242	2.20%
Loans(3)
Retail loans		105,998		3,416	3.22		115,622		4,029	3.48		128,474		4,672	3.64
Corporate loans		133,602		4,395	3.29		144,063		5,154	3.58		158,797		5,686	3.58
Public and other loans		2,126		70	3.30		2,486		87	3.49		3,159		110	3.50
Loans to banks		5,430		112	2.05		4,915		122	2.48		3,969		107	2.69
Credit card loans		19,943		1,681	8.43		21,527		1,790	8.32		23,059		1,917	8.31

Total loans		267,099		9,674	3.62		288,613		11,182	3.87		317,458		12,492	3.94

Securities(4)		91,215		1,871	2.05		101,614		2,113	2.08		141,855		2,880	2.03
Other interest-earning assets		—		86	—		—		88	—		—		93	—

Total interest-earning assets	~~W~~	369,040	~~W~~	11,799	3.20%	~~W~~	400,974	~~W~~	13,572	3.38%	~~W~~	470,309	~~W~~	15,707	3.34%

Non-interest-earning assets
Cash and due from banks	~~W~~	10,844				~~W~~	11,409				~~W~~	12,731
Derivative assets		2,020					2,263					2,757
Property and equipment and intangible assets		7,293					7,313					9,229
Other non-interest-earning assets		23,089					24,328					32,028

Total non-interest-earning assets	~~W~~	43,246				~~W~~	45,313				~~W~~	56,745

Total assets	~~W~~	412,286	~~W~~	11,799		~~W~~	446,287	~~W~~	13,572		~~W~~	527,054	~~W~~	15,707

Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	~~W~~	35,978	~~W~~	129	0.36%	~~W~~	37,714	~~W~~	148	0.39%	~~W~~	40,379	~~W~~	171	0.42%
Savings deposits		69,671		353	0.51		74,467		415	0.56		77,652		452	0.58
Time deposits		121,050		1,873	1.55		130,846		2,362	1.81		147,479		2,830	1.92
Other deposits		8,164		127	1.57		8,525		167	1.96		9,297		192	2.07

Total interest-bearing deposits		234,863		2,482	1.06		251,552		3,092	1.23		274,807		3,645	1.33

Trading Liabilities		2		—	—		—		—	—		—		—	—
Borrowings		28,158		352	1.25		29,364		468	1.59		32,336		551	1.71
Debt securities issued		47,151		1,085	2.30		55,931		1,337	2.39		70,087		1,666	2.38
Other interest-bearing liabilities		3,276		37	1.09		3,213		95	2.98		4,192		107	2.55

Total interest-bearing liabilities	~~W~~	313,450	~~W~~	3,956	1.26%	~~W~~	340,060	~~W~~	4,992	1.47%	~~W~~	381,422	~~W~~	5,969	1.57%

Non-interest-bearing liabilities
Non-interest-bearing deposits	~~W~~	3,574				~~W~~	3,547				~~W~~	3,608

	Year Ended December 31,
	2017					2018					2019
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Derivatives liabilities		2,228					2,889					2,691
Insurance liabilities		23,453					25,388					50,742
Other non-interest-bearing liabilities		36,595					39,739					48,211

Total non-interest-bearing liabilities	~~W~~	65,850				~~W~~	71,563				~~W~~	105,252

Total liabilities	~~W~~	379,300	~~W~~	3,956		~~W~~	411,623	~~W~~	4,992		~~W~~	486,674	~~W~~	5,969

Total equity attributable to equity holder of the Group		32,210					33,876					37,844
Non-controlling interests		776					788					2,536

Total liabilities and equity	~~W~~	412,286	~~W~~	3,956		~~W~~	446,287	~~W~~	4,992		~~W~~	527,054	~~W~~	5,969

Net interest spread(5)					1.94%					1.91%					1.77%
Net interest margin(6)					2.13%					2.14%					2.07%
Average asset liability ratio(7)					117.73%					117.91%					123.30%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Due from banks as of December 31, 2018 and 2019, consists of due from banks at amortized cost and due from banks at fair value through profit or loss.
(3)

Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current. Loans as of December 31, 2018 and 2019, consist of loans at amortized cost and loans at fair value through profit or loss.

(4)

Average balance of and yield on securities are based on book value. Securities as of December 31, 2019 consist of securities at fair value through profit or loss, securities at fair value through other comprehensive income and securities at amortized cost.

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

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2019 compared to 2018 and (ii) 2018 compared to 2017. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change.

	From 2018 to 2019 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	4	~~W~~	49	~~W~~	53
Loans:
Retail loans		462		181		643
Corporate loans		528		4		532
Public and other loans		23		0		23
Loans to banks		(25)		10		(15)
Credit card loans		128		(1)		127

Total loans		1,116		194		1,310

Securities		818		(51)		767
Other interest-earning assets		—		5		5

Total interest income	~~W~~	1,938	~~W~~	197	~~W~~	2,135

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	11	~~W~~	12	~~W~~	23
Savings deposits		18		19		37
Time deposits		313		155		468
Other deposits		16		9		25

Total interest-bearing deposits		358		195		553

Borrowings		49		34		83
Debt securities issued		337		(8)		329
Other interest-bearing liabilities		26		(14)		12

Total interest expense	~~W~~	770	~~W~~	207	~~W~~	977

Net increase (decrease) in net interest	~~W~~	1,168	~~W~~	(10)	~~W~~	1,158

	From 2017 to 2018 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	—	~~W~~	21	~~W~~	21
Loans:
Retail loans		323		290		613
Corporate loans		358		401		759
Public and other loans		12		5		17
Loans to banks		(11)		21		10
Credit card loans		132		(23)		109

Total loans		814		694		1,508

Securities		216		26		242
Other interest-earning assets		—		2		2

Total interest income	~~W~~	1,030	~~W~~	743	~~W~~	1,773

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	6	~~W~~	13	~~W~~	19
Savings deposits		25		37		62
Time deposits		160		329		489
Other deposits		6		34		40

Total interest-bearing deposits		197		413		610

Borrowings		16		100		116
Debt securities issued		209		43		252
Other interest-bearing liabilities		(1)		59		58

Total interest expense	~~W~~	421	~~W~~	615	~~W~~	1,036

Net increase (decrease) in net interest	~~W~~	609	~~W~~	128	~~W~~	737

Results of Operations

2019 Compared to 2018

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2018		2019		% Change
	(In billions of Won, except percentages)
Net interest income	~~W~~	8,580	~~W~~	9,738	13.5%
Net fees and commission income		1,939		2,141	10.4
Net other operating income (expense)		(6,020)		(6,833)	13.5

Operating income	~~W~~	4,499	~~W~~	5,046	12.2%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2018		2019		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and deposits at amortized cost	~~W~~	155	~~W~~	210	35.5%
Deposits at fair value through profit or loss		34		32	(5.9)
Securities at fair value through profit or loss		624		741	18.8
Securities at fair value through other comprehensive income		759		1,078	42.0
Securities at amortized cost		730		1,061	45.3
Loans at amortized cost		11,159		12,435	11.4
Loans at fair value through profit or loss		23		57	147.8
Others		88		93	5.7

Total interest income	~~W~~	13,572	~~W~~	15,707	15.7%

Interest expense:
Deposits	~~W~~	3,092	~~W~~	3,645	17.9%
Borrowings		468		551	17.7
Debt securities issued		1,337		1,666	24.6
Others		95		107	12.6

Total interest expense	~~W~~	4,992	~~W~~	5,969	19.6%

Net interest income	~~W~~	8,580	~~W~~	9,738	13.5%

Net interest margin(1)		2.14%		2.07%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balances and Related Interest.”

Interest income. Interest income increased by 15.7% from ~~W~~13,572 billion in 2018 to ~~W~~15,707 billion in 2019 primarily due to an increase in interest on loans at amortized cost and, to a lesser extent, an increase in interest on securities at amortized cost. Interest on loans at amortized cost increased by 11.4% from ~~W~~11,159 billion in 2018 to ~~W~~12,435 billion in 2019 primarily as a result of increases in the average balances of both retail loans and corporate loans and an increase in the average lending rates on retail loans as further described below. Interest on securities at amortized cost increased by 45.3% from ~~W~~730 billion in 2018 to ~~W~~1,061 billion in 2019 primarily due to an increase in the average balance of securities resulting from our acquisition of Orange Life Insurance.

Interest income on retail loans increased by 16.0% from ~~W~~4,029 billion in 2018 to ~~W~~4,672 billion in 2019, primarily due to a 11.1% increase in the average balance of retail loans from ~~W~~115,622 billion in 2018 to ~~W~~128,474 billion in 2019 as well as an increase in the average lending rate for retail loans from 3.48% in 2018 to 3.64% in 2019. The average balance of retail loans increased primarily as a result of increased demand in the housing market despite stricter regulations on maximum debt-to-income and loan-to-value ratios implemented by the Government on mortgage loans. In particular, the volume of mortgage and home equity loans increased as more households chose to purchase homes due to a continued increase in the amounts of long-term deposits required for housing rentals and a decrease in the supply of homes available for long-term deposit leases. The average lending rate for retail loans increased primarily as a result of the general increase in market interest rates largely driven by the increase in the base interest rate from 1.50% to 1.75% by the Bank of Korea in November

2018, notwithstanding decreases in the base interest rate by the Bank of Korea from 1.75% to 1.50% in July 2019 and from 1.50% to 1.25% in October 2019. The base rate set by the Bank of Korea largely determines the market rates for certificates of deposit, which in turn largely determines the lending rates for a substantial majority of our retail loans.

Interest income from corporate loans increased by 10.3% from ~~W~~5,154 billion in 2018 to ~~W~~5,686 billion in 2019, primarily due to a 10.2% increase in the average balance of such loans from ~~W~~144,063 billion in 2018 to ~~W~~158,797 billion in 2019, despite the average lending rate for corporate loans remaining stable. The average balance of corporate loans increased principally as a result of an increase in facilities loans as Shinhan Bank increased its target loan growth in 2019 to match an expected increase in funding, for example, upon Shinhan Bank’s designation as the primary bank for Seoul Metropolitan Government and Incheon Metropolitan City. The average lending rate for corporate loans remained stable at 3.58% for 2018 and 2019 despite a higher average market interest rate in 2019 due to an increase in loans to corporate borrowers with high credit ratings which have lower interest rates.

Interest expense. Interest expense increased by 19.6% from ~~W~~4,992 billion in 2018 to ~~W~~5,969 billion in 2019, due primarily to a 17.9% increase in interest expense on deposits from ~~W~~3,092 billion in 2018 to ~~W~~3,645 billion in 2019, as well as a 24.6% increase in interest expense on debt securities issued from ~~W~~1,337 billion in 2018 to ~~W~~1,666 billion in 2019.

The increase in interest expense on deposits was due to an increase in the average interest rate payable on deposits from 1.23% in 2018 to 1.33% in 2019 as well as a 9.2% increase in the average balance of deposits from ~~W~~251,552 billion in 2018 to ~~W~~274,807 billion in 2019. The increase in the average interest rate payable on deposits resulted mainly from an increase in the average interest rate payable on time deposits from 1.81% in 2018 to 1.92% in 2019, as well as an increase in the average interest rate payable on savings deposits from 0.56% in 2018 to 0.58% in 2019. The average interest rate payable on time deposits increased largely as a result of higher average market interest rates for 2019 compared to 2018 as described above. The increase in the average balance of deposits was primarily due to a 12.7% increase in the average balance of time deposits, which was largely a result of customers’ preference for low-risk investments in light of the continuing uncertainty in financial markets.

The increase in interest expense on debt securities issued was due primarily to a 25.3% increase in the average balance of debt securities issued from ~~W~~55,931 billion in 2018 to ~~W~~70,087 billion in 2019, which was partially offset by a decrease in the average interest rate payable on debt securities from by 1 basis points to 2.38% in 2019 from 2.39% in 2018. The average balance of debt securities increased principally as a result of an increased funding requirements resulting from an increase in the average balance of loans.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin decreased by 7 basis points from 2.14% in 2018 to 2.07% in 2019 largely due to the increase in average volume of interest-earning assets described above outpacing the increase in net interest income.

Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased by 14 basis points from 1.91% in 2018 to 1.77% in 2019 due to a 10 basis point increase in the average rate of interest on interest-bearing liabilities to 1.57% in 2019 from 1.47% in 2018 and a 4 basis point decrease in the average rate of interest on interest-earning assets to 3.34% in 2019 from 3.38% in 2018. The average rate of interest on interest-bearing liabilities increased primarily due to a 10 basis point increase in the average interest rate on deposits. The average rate of interest on interest-earning assets decreased primarily due to a 4 basis point decrease in the average interest rates on securities, which was mainly due to the reduced average interest rate on securities at amortized cost. The average volume of interest-earning assets increased by 17.3% from ~~W~~400,974 billion in 2018 to ~~W~~470,309 billion in 2019 largely as a result of an increase in the volume of retail and corporate loans, as well as an increase in the volume of securities resulting from our acquisition of Orange Life Insurance. The average volume of interest-bearing liabilities increased by 12.2% from ~~W~~340,060 billion in 2018 to ~~W~~381,422 billion in 2019 largely due to an increase in deposits, which was primarily driven by customers’ preference for low-risk investments in light of the continuing uncertainty in financial markets and our efforts to attract more low cost deposits.

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2018		2019		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	63	~~W~~	67	6.3%
Commission received as electronic charge receipt		146		152	4.1
Brokerage fees		412		353	(14.3)
Commission received as agency		121		140	15.7
Investment banking fees		91		151	65.9
Commission received in foreign exchange activities		214		244	14.0
Asset management fees		235		307	30.6
Credit card fees		1,360		1,234	(9.3)
Operating lease fees		82		142	73.2
Others		571		767	34.3

Total fees and commission income	~~W~~	3,295	~~W~~	3,557	8.0%

Fees and commission expense:
Credit-related fees	~~W~~	37	~~W~~	42	13.5%
Credit card fees		945		916	(3.1)
Others		374		458	22.5

Total fees and commission expense	~~W~~	1,356	~~W~~	1,416	4.4%

Net fees and commission income	~~W~~	1,939	~~W~~	2,141	10.4%

Net fees and commission income increased by 10.4% from ~~W~~1,939 billion in 2018 to ~~W~~2,141 billion in 2019 primarily due to increases in other fees and commission income, asset management fees income, operating lease fees income and investment banking fees income, which was partially offset by a decrease in credit card fees income and brokerage fees income.

Other fees and commission income increased by 34.3% from ~~W~~571 billion in 2018 to ~~W~~767 billion in 2019 primarily due to our acquisition of Orange Life Insurance. Asset management fees income increased by 30.6% from ~~W~~235 billion in 2018 to ~~W~~307 billion in 2019 primarily due to an increase in management fees received from specified money and real estate related trust accounts of Shinhan Bank. Operating lease fees income increased by 73.2% from ~~W~~82 billion in 2018 to ~~W~~142 billion in 2019, primarily due to an increase in fees and commission income from lease operations resulting from an increase in the average balance of operating leased assets. Investment banking fees income increased by 65.9% from ~~W~~91 billion in 2018 to ~~W~~151 billion in 2019 primarily due to increased brokerage and advisory fees for mergers and acquisitions and other corporate transactions.

Credit card fees income decreased by 9.3% from ~~W~~1,360 billion in 2018 to ~~W~~1,234 billion in 2019, primarily as a result of the Government’s continued policies to lower credit card merchant fees. Brokerage fees income decreased by 14.3% from ~~W~~412 billion in 2018 to ~~W~~353 billion in 2019, primarily due to a decrease in daily average stock trading volume amidst volatile market conditions as well as a decrease in the rate of brokerage fees.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2018		2019		% Change
	(In billions of Won, except percentages)
Net insurance loss	~~W~~	(472)	~~W~~	(497)	5.3%
Dividend income		88		82	(6.8)
Net gain on financial instruments at fair value through profit or loss		420		1,385	229.8
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)		75		(247)	N/M
Net loss on financial instruments designated at fair value through profit or loss		(27)		(846)	3,033.3
Net foreign currency transaction gain		194		441	127.3
Net gain on disposal of financial asset at fair value through other comprehensive income		21		152	623.8
Provision for credit loss allowance		(748)		(981)	31.1
General and administrative expenses		(4,742)		(5,135)	8.3
Other operating expenses, net		(829)		(1,187)	43.2

Net other operating expenses	~~W~~	(6,020)	~~W~~	(6,833)	13.5%

N/M = not meaningful

Net other operating expenses increased by 13.5% to ~~W~~6,833 billion in 2019 from ~~W~~6,020 billion in 2018, primarily due to an increase in net loss on financial instruments designated at fair value through profit or loss by 3,033.3% from ~~W~~27 billion in 2018 to ~~W~~846 billion in 2019 and an increase in general and administrative expenses by 8.3% from ~~W~~4,742 billion in 2018 to ~~W~~5,135 billion in 2019, as well as, to a lesser extent, as we recognized net loss on financial instruments at fair value through profit or loss (overlay approach) of ~~W~~247 billion in 2019 compared to net gain on financial instruments at fair value through profit or loss (overlay approach) of ~~W~~75 billion in 2018, which was partially offset by an increase in net gain on financial instruments at fair value through profit or loss by 229.8% from ~~W~~420 billion in 2018 to ~~W~~1,385 billion in 2019.

The increase in net loss on financial instruments designated at fair value through profit or loss was largely a result of an increase in disposal loss from financial instruments designated at fair value through profit or loss held by Shinhan Investment. The increase in general and administrative expenses was largely due to our acquisition of Orange Life Insurance. We recognized net loss on financial instruments at fair value through profit or loss (overlay approach) in 2019 compared to net gain on financial instruments at fair value through profit or loss (overlay approach) in 2018 as gains on valuation of financial instruments at fair value through profit or loss of Shinhan Life Insurance and Orange Life Insurance were reclassified in 2019 to other comprehensive income through the application of overlay approach. Net gain on financial instruments at fair value through profit or loss increased largely due to a decrease in market interest rates towards the end of 2019, resulting in an increase in the fair value of financial instruments.

Provision for Credit Loss Allowance on Financial Assets

The following table sets forth for the periods indicated the credit loss allowance by type of financial asset.

	Year Ended December 31,
	2018		2019		% Change
	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	383	~~W~~	226	(41.0)%
Corporate		104		203	95.2
Credit card		202		484	139.6
Others		16		(2)	N/M

Subtotal		705		911	29.2
Securities(1)		14		7	(50.0)
Others		29		63	117.2

Total provision for credit loss allowance on financial assets	~~W~~	748	~~W~~	981	31.1%

N/M = not meaningful

Note:

(1)	Consist of securities at amortized cost and securities at fair value through other comprehensive income.

Provision for credit loss allowance increased by 31.1% from ~~W~~748 billion in 2018 to ~~W~~981 billion in 2019 principally due to a 29.2% increase in credit loss allowance on loans from ~~W~~705 billion in 2018 to ~~W~~911 billion in 2019. Our credit loss allowance for loans increased primarily due to an increase in allowance for credit losses on corporate loans as well as credit card loans. Allowance for credit losses on corporate loans increased mainly due to an increase in delinquency ratio and credit deterioration in certain corporate borrowers, as well as an increase in the proportion of unsecured corporate loans which are subject to higher loss given default rates compared to secured corporate loans. Allowance for credit losses on credit card loans increased primarily as a result of an increase in the balance of credit card receivables.

Income Tax Expense

Income tax expense increased by 0.1% from ~~W~~1,268 billion in 2018 to ~~W~~1,269 billion in 2019 primarily as a result of an increase in profit before income taxes by 10.0% to ~~W~~4,911 billion in 2019 from ~~W~~4,466 billion in 2018. Our effective rate of income tax decreased to 25.8% in 2019 from 28.4% in 2018.

Net Income for the Period

As a result of the foregoing, our net income for the period increased by 13.9% from ~~W~~3,198 billion in 2018 to ~~W~~3,642 billion in 2019.

Other Comprehensive Income (loss) for the Period

	Year Ended December 31,
	2018		2019		% Change
	(In billions of Won, except percentages)
Items that are or may be reclassified to profit or loss:
Gain on financial assets at fair value through other comprehensive income	~~W~~	161	~~W~~	352	118.6%
Gain (loss) on financial instruments at fair value through profit or loss (overlay approach)		(54)		163	N/M
Equity in other comprehensive income of associates		7		3	(57.1)
Foreign currency translation adjustments for foreign operations		20		106	430.0
Net change in unrealized fair value of cash flow hedges		(20)		(19)	(5.0)
Other comprehensive income of separate account		9		11	22.2

		123		616	400.8
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability		(93)		(55)	(40.9)
Valuation gain on financial assets at fair value through other comprehensive income		23		19	(17.4)
Loss on disposal of financial assets at fair value through other comprehensive income		(3)		(6)	100.0
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		2		(8)	N/M

		(71)		(50)	(29.6)

Total other comprehensive income (loss), net of income tax	~~W~~	52	~~W~~	566	988.5%

N/M = not meaningful

Our other comprehensive income increased significantly from ~~W~~52 billion in 2018 to ~~W~~566 billion in 2019, primarily due to an increase in gain on financial assets at fair value through other comprehensive income, as well as to a lesser extent because we recognized gain on financial instruments at fair value through profit or loss (overlay approach) in 2019 compared to loss on financial instruments at fair value through profit or loss (overlay approach) in 2018. Gain on financial assets at fair value through other comprehensive income increased by 118.6% to ~~W~~352 billion in 2019 from ~~W~~161 billion in 2018 primarily due to fluctuations in interest rates and stock prices. We recognized gain on financial instruments at fair value through profit or loss (overlay approach) of ~~W~~163 billion in 2019 compared to loss on financial instruments at fair value through profit or loss (overlay approach) of ~~W~~54 billion in 2018, primarily as gain on valuation and disposal of financial instruments increased in 2019 due to a decrease in market interest rates towards the end of 2019, resulting in an increase in the fair value of financial instruments. Gain on foreign currency translation adjustments for foreign operations increased by 430.0% to ~~W~~106 billion in 2019 from ~~W~~20 billion in 2018, primarily due to an increase in foreign currency exchange rates amid depreciation in the valuation of the Won.

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

The increase in interest expense on deposits was due to an increase in the average interest rate payable on deposits from 1.06% in 2017 to 1.23% in 2018 as well as a 7.1% increase in the average balance of deposits from ~~W~~234,863 billion in 2017 to ~~W~~251,552 billion in 2018. The increase in the average interest rate payable on deposits resulted mainly from an increase in the average interest rate payable on time deposits from 1.55% in 2017 to 1.81% in 2018, as well as an increase in the average interest rate payable on savings deposits from 0.51% in 2017 to 0.56% in 2018. The average interest rate payable on time and savings deposits increased largely as a result of a general increase in market interest rates reflecting the increase in the base interest rate set by the Bank of Korea. The increase in the average balance of deposits was primarily due to an 8.1% increase in the average balance of time deposits and a 6.9% increase in the average balance of saving deposits, which was largely a result of customers’ preference for low-risk investments in light of the continuing uncertainty in financial markets.

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

Credit card fees expense decreased by 52.5% from ~~W~~1,989 billion in 2017 to ~~W~~945 billion in 2018, and credit card fees income decreased by 42.6% from ~~W~~2,370 billion in 2017 to ~~W~~1,360 billion in 2018. Such decrease in credit card fees income and expense was due to the application of IFRS 15. Under IFRS 15, amounts allocated to credit card points are considered payables to the customers and recognized as a reduction of fees and commission income, estimated as the fair value of the monetary benefits, taking into account the expected redemption rate. In addition, cardholder service fees paid to customers, which had previously been recognized as fees and commission expense, are recognized as reductions of fees and commission income under IFRS 15. However, these changes do not have a material effect on net fees and commission income as any such decrease in fees and commission income are offset by a corresponding decrease in fees and commission expense. For further details, see Note 51 of the notes to our consolidated financial statements included in this annual report.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2017		2018		% Change
	(In billions of Won, except percentages)
Net insurance loss	~~W~~	(460)	~~W~~	(472)	2.6%
Dividend income		257		88	(65.8)
Net gain on financial instruments at fair value through profit or loss		—		420	—
Net gain on financial instruments at fair value through profit or loss (overlay approach)		—		75	—
Net trading income (loss)		963		—	—
Net loss on financial instruments designated at fair value through profit or loss (IFRS 9)		—		(27)	—
Net loss on financial instruments designated at fair value through profit or loss (IAS 39)		(1,060)		—	—
Net foreign currency transaction gain		364		194	(46.7)
Net gain on disposal of financial asset at fair value through other comprehensive income		—		21	—
Net gain on disposal of available-for-sale financial assets		499		—	—
Provision for credit loss allowance		—		(748)	—
Impairment loss on financial assets		(1,014)		—	—
General and administrative expenses		(4,811)		(4,742)	(1.4)
Others		(462)		(829)	79.4

Other operating income (expenses)	~~W~~	(5,724)	~~W~~	(6,020)	5.2%

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

As a result of the adoption of IFRS 9, gains or losses on securities, which had previously recognized as (i) trading income or loss, (ii) gain or loss on financial instruments designated at FVTPL or (iii) gain or loss on sale of AFS securities, are now recognized as (i) valuation and disposal gain or loss on financial instruments at FVTPL, (ii) valuation and disposal gain or loss on financial instruments designated at FVTPL or (iii) valuation and disposal gain or loss on financial instruments at FVOCI. Following the adoption of IFRS 9, measurement model and measurement items specified in the impairment standard were changed. Allowance for expected credit losses are required to be recognized for all debt instruments except those classified as financial assets at FVTPL, regardless of loans or securities. Equity instruments, on the other hand, are no longer subject to impairment assessment. As such, we recognized provision for credit loss allowance for loans at AC and debt securities at AC or FVOCI measured based on the expected credit loss model whereas we had previously recognized impairment loss for loans and equity instruments based on the incurred loss model. For further information, see Notes 2 and 51 of the notes to our consolidated financial statements included in this annual report.

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

We recognized provision for credit loss allowance of ~~W~~748 billion in 2018 compared to net provision for credit loss allowance of ~~W~~1,014 billion in 2017. For loans, we recognized provision for credit loss allowance for loans of ~~W~~705 billion in 2018 compared to net impairment loss on loans of ~~W~~800 billion in 2017. As of January 1, 2018, we increased our credit loss allowance for loans by ~~W~~561 billion, from ~~W~~2,311 billion to ~~W~~2,872 billion, which was a result of the measurement model being changed from the “incurred loss” model under the previous guidance to a more forward-looking “expected credit loss” model upon adopting IFRS 9. The effect of such increase in credit loss allowance for loans was recorded in our retained earnings as of January 1, 2018. While the provision for credit loss allowance for loans in 2018 decreased compared to the net impairment loss on loans in 2017, which was mainly due to the reversal of impairment loss on certain corporate borrowers during 2018, credit loss allowance for loans increased to ~~W~~2,725 billion as of December 31, 2018 under IFRS 9 from ~~W~~2,311 billion as of December 31, 2017 under the previous guidance of IAS 39. For further information on the financial impact of IFRS 9 on our credit loss allowance, see “Item 3.D. Risk Factors — Risks Relating to Law, Regulation and Government Policy — The implementation of IFRS 9 has caused us to increase our allowance for impairment losses to cover expected credit loss on our loan portfolio and other financial instruments and may increase volatility in our profit or loss.” We also recognized provision for credit loss allowance for securities of ~~W~~14 billion in 2018 compared to net impairment loss on securities of ~~W~~198 billion in 2017, which was principally due to impairment loss on available-for-sale equity instruments, including, a significant decline in the fair value of ~~W~~131 billion in Shinhan Bank’s investments in Kookmin Cable Investment Inc. during 2017, which was the largest portion of impairment loss on securities, no longer being subject to impairment assessment upon the implementation of IFRS 9.

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

Results by Principal Business Segment

As of December 31, 2019, we were organized into five major business segments as follows:

•	commercial banking services, which are principally provided by Shinhan Bank:

•	credit card services, which are principally provided by Shinhan Card;

•	securities brokerage services, which are provided by Shinhan Investment;

•	life insurance services, which are provided by Shinhan Life Insurance and Orange Life Insurance; and

•	others.

We report our segment information in accordance with the provisions of IFRS 8 (Operating Segments). We categorize our operating segments according to a business based approach. See Note 7 of the notes to our consolidated financial statements included in this annual report.

Operating Income by Principal Business Segment

The table below provides the income statement data for our principal business segments for the periods indicated.

	Year Ended December 31,						% Change
	2017		2018		2019		2017/2018	2018/2019
	(In billions of Won, except percentages)
Banking	~~W~~	2,089	~~W~~	3,047	~~W~~	3,162	45.9%	3.8%
Credit card		1,304		873		812	(33.1)	(7.0)
Securities		253		333		240	31.6	(27.9)
Life insurance		160		181		585	13.1	223.2
Others		32		102		169	218.8	65.7
Consolidation adjustment(1)		(8)		(37)		78	362.5	N/M

Total operating income	~~W~~	3,830	~~W~~	4,499	~~W~~	5,046	17.5%	12.2%

N/M = not meaningful

Note:

(1)	Consolidation adjustment consists of adjustments for inter-segment transactions.

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

The table below provides the income statement data for our banking services segment for the periods indicated.

	Year Ended December 31,						% Change
	2017		2018		2019		2017/2018	2018/2019
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	5,108	~~W~~	5,708	~~W~~	5,989	11.7%	4.9%
Net fees and commission income (expense)		817		851		950	4.2	11.6
Net other income (expense)		(3,836)		(3,512)		(3,777)	(8.4)	7.5

Operating income (expense)	~~W~~	2,089	~~W~~	3,047	~~W~~	3,162	45.9%	3.8%

Comparison of 2019 to 2018

Operating income for banking services increased by 3.8% from ~~W~~3,047 billion in 2018 to ~~W~~3,162 billion in 2019.

Net interest income (expense). Net interest income increased by 4.9% from ~~W~~5,708 billion in 2018 to ~~W~~5,989 billion in 2019 primarily due to increases in net interest income for corporate banking, international banking and other banking services, which was partially offset by a decrease in net interest income for retail banking services. More specifically:

•

Net interest income for retail banking decreased by 0.4% from ~~W~~2,631 billion in 2018 to ~~W~~2,620 billion in 2019 primarily due to a decrease in Shinhan Bank’s net interest margin which was partially offset by an increase in the average volume of retail loans. The decrease in Shinhan Bank’s net interest margin was largely due to the increase in average volume of interest-earning assets outpacing the increase in net interest income as described above. The average volume of retail loans increased largely due to an increase in home mortgage loans.

•

Net interest income for corporate banking increased by 3.1% from ~~W~~2,282 billion in 2018 to ~~W~~2,353 billion in 2019 primarily due an increase in the average balance of corporate loans while the average lending rate on corporate loans remained stable. The average balance of corporate loans increased principally as a result of an increase in facilities loans. The average lending rate for corporate loans remained stable despite a higher average market interest rate in 2019 due to an increase in loans to corporate borrowers with high credit ratings which have lower interest rates.

•

Net interest income for international banking increased by 18.6% from ~~W~~629 billion in 2018 to ~~W~~746 billion in 2019 primarily due to an increase in the average balance of loans extended by Shinhan Bank’s overseas subsidiaries, particularly in Vietnam.

•

Net interest income for other banking services increased by 62.7% from ~~W~~166 billion in 2018 to ~~W~~270 billion in 2019, primarily due to an increase in interest earned on assets managed by the treasury department of Shinhan Bank.

Net fees and commission income (expense). Net fees and commission income increased by 11.6% from ~~W~~851 billion in 2018 to ~~W~~950 billion in 2019 primarily due to an increase in net fees and commissions for corporate banking services, and to a lesser extent, an increase in net fees and commissions for other banking services. Net fees and commissions for corporate banking services increased primarily due to an increase in investment banking fees and commissions principally resulting from an increased volume of mergers and acquisitions, SOC projects and other corporate transactions. Net fees and commissions for other banking services increased primarily due to an increase in trust management fees.

Net other income (expense). Net other expense increased by 7.5% from ~~W~~3,512 billion in 2018 to ~~W~~3,777 billion in 2019 primarily due to an increase in net other expense for other banking services, and to a lesser extent, an increase in net other expense for international banking services. Net other expense for other banking services increased mainly due to a decrease in net gain on financial instruments at fair value through profit of loss. Net other expense for international banking services increased primarily due to an increase in expenses related to the expansion of Shinhan Bank’s overseas network.

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

Net interest income (expense). Net interest income increased by 11.7% from ~~W~~5,108 billion in 2017 to ~~W~~5,708 billion in 2018 primarily due to increases in net interest income for retail banking, corporate banking, and international banking which was partially offset by a decrease in net interest income for other banking services. More specifically:

•

Net interest income for retail banking increased by 18.1% from ~~W~~2,227 billion in 2017 to ~~W~~2,631 billion in 2018 primarily due to an increase in Shinhan Bank’s net interest margin as well as an increase in the average volume of retail loans. The increase in Shinhan Bank’s net interest margin was largely due to the general increase in market interest rates largely driven by the increase in the base interest rate set by the Bank of Korea. The average volume of retail loans increased largely due to an increase in home mortgage loans.

•

Net interest income for corporate banking increased by 7.1% from ~~W~~2,131 billion in 2017 to ~~W~~2,282 billion in 2018 primarily due to increases in the average balance and the average lending rate of corporate loans. The average balance of corporate loans increased principally as a result of increased loan demand from SOHOs and small- and medium-sized enterprises amid the Government’s policy initiatives to promote the growth of such enterprises. The average lending rate for corporate loans increased largely as a result of the general increase in market interest rates as described above.

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

Net fees and commission income (expense). Net fees and commission income increased by 4.2% from ~~W~~817 billion in 2017 to ~~W~~851 billion in 2018 primarily due to an increase in net fees and commission income for corporate banking and international banking services, which was partially offset by a decrease in net fees and commissions for other banking services. Net fees and commission income for corporate banking increased primarily due to an increase in investment banking fees and commissions principally resulting from an increased volume of mergers and acquisitions, SOC projects and other corporate transactions. Net fees and commission income for international banking services increased primarily due to an increase in credit cards fees and commissions charged by Shinhan Bank Vietnam. Net fees and commission income for other banking decreased primarily due to a decrease in fees and commissions related to beneficiary certificates.

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

	Year Ended December 31,						% Change
	2017		2018		2019		2017/2018	2018/2019
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,501	~~W~~	1,583	~~W~~	1,754	5.5%	10.8%
Net fees and commission income (expense)		359		433		403	20.6	(6.9)
Net other income (expense)		(556)		(1,143)		(1,345)	105.6	17.7

Operating income (expense)	~~W~~	1,304	~~W~~	873	~~W~~	812	(33.1)%	(7.0)%

Comparison of 2019 to 2018

Operating income for the credit card business decreased by 7.0% from ~~W~~873 billion in 2018 to ~~W~~812 billion in 2019.

Net interest income increased by 10.8% from ~~W~~1,583 billion in 2018 to ~~W~~1,754 billion in 2019 primarily due to an increase in the average balance of credit card receivables, which was partially offset by an increase in interest expense on borrowings and bonds resulting from increases in the average balances of such liabilities amid increased need for working capital amidst asset growth.

Net fees and commission income decreased by 6.9% from ~~W~~433 billion in 2018 to ~~W~~403 billion in 2019 primarily as a result of a decrease in credit card commission income due to the Government’s continued policies to lower credit card merchant fees, which was partially offset by an increase in fees and commission income from lease operations due an increase in the average balance of operating leased assets.

Net other expense increased by 17.7% from ~~W~~1,143 billion in 2018 to ~~W~~1,345 billion in 2019, primarily due to an increase in provision for credit loss allowance and an increase in depreciation expense on the operating leased assets. Provision for credit loss allowance increased primarily as a result of an increase in the balance of credit card receivables. Depreciation expense increased primarily as a result of increase in the average balance of operating leased assets.

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

	Year Ended December 31,						% Change
	2017		2018		2019		2017/2018	2018/2019
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	433	~~W~~	429	~~W~~	458	(0.9)%	6.8%
Net fees and commission income (expense)		298		389		351	30.5	(9.8)
Net other income (expense)		(478)		(485)		(569)	1.5	17.3

Operating income (expense)	~~W~~	253	~~W~~	333	~~W~~	240	31.6%	(27.9)%

Comparison of 2019 to 2018

Operating income for securities brokerage services decreased by 27.9% from ~~W~~333 billion in 2018 to ~~W~~240 billion in 2019.

Net interest income increased by 6.8% from ~~W~~429 billion in 2018 to ~~W~~458 billion in 2019 primarily due to an increase in the average debt securities classified as financial assets at fair value through profit or loss, as well as an increase in interest income from consolidated structured entities due to an increase in the number of such entities.

Net fees and commission income decreased by 9.8% from ~~W~~389 billion in 2018 to ~~W~~351 billion in 2019 primarily due to a decrease in fees and commission received on brokerage resulting from a decrease in daily average stock trading volume amidst volatile market conditions, as well as a decrease in the rate of brokerage fees.

Net other expense increased by 17.3% from ~~W~~485 billion in 2018 to ~~W~~569 billion in 2019 due primarily to an increase in salaries as a result of increases in the number of employees as well as average wages.

Comparison of 2018 to 2017

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

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2017		2018		2019		2017/2018	2018/2019
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	728	~~W~~	762	~~W~~	1,648	4.7%	116.3%
Net fees and commission income (expense)		53		70		167	32.1	138.6
Net other income (expense)		(621)		(651)		(1,230)	4.8	88.9

Operating income (expense)	~~W~~	160	~~W~~	181	~~W~~	585	13.1%	223.2%

Comparison of 2019 to 2018

Operating income for life insurance services increased by 223.2% from ~~W~~181 billion in 2018 to ~~W~~585 billion in 2019.

Net interest income increased by 116.3% from ~~W~~762 billion in 2018 to ~~W~~1,648 billion in 2019 due primarily to an increase in the volume of average earning assets resulting from our acquisition of Orange Life Insurance.

Net fees and commission income increased by 138.6% from ~~W~~70 billion in 2018 to ~~W~~167 billion in 2019 due primarily to an overall increase in fee income earned from our management of separate accounts, primarily resulting from our acquisition of Orange Life Insurance, despite a decrease in fee income earned from the management of separate accounts by Shinhan Life Insurance.

Net other expense increased by 88.9% from ~~W~~651 billion in 2018 to ~~W~~1,230 billion in 2019 primarily due to an increase in net insurance loss resulting from the our acquisition of Orange Life Insurance as well as a decrease in premiums received by Shinhan Life Insurance for new contracts underwritten, which was partially offset by a decrease in provisions for insurance reserves resulting from such changes.

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

Others

Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Shinhan Capital, Shinhan Credit Information, Shinhan BNP Paribas Asset Management, Shinhan Alternative Investment Management, Shinhan Savings Bank, Asia Trust Co. Ltd., Shinhan REITs Management and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change
	2017		2018		2019		2017/2018	2018/2019
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	69	~~W~~	96	~~W~~	128	39.1%	33.3%
Net fees and commission income (expense)		181		199		272	9.9	36.7
Net other income (expense)		(218)		(193)		(231)	(11.5)	19.7

Operating income (expense)	~~W~~	32	~~W~~	102	~~W~~	169	218.8%	65.7%

Comparison of 2019 to 2018

Operating income for others increased by 65.7% from ~~W~~102 billion in 2018 to ~~W~~169 billion in 2019.

Net interest income increased by 33.3% from ~~W~~96 billion in 2018 to ~~W~~128 billion in 2019 primarily due to an increase in interest income from Shinhan Savings Bank and Shinhan Capital resulting from increases in their average balances of total loans, and, to a lesser extent, an increase in interest income from consolidated structured entities resulting from an increase in the number of consolidated structured entities.

Net fees and commission income increased by 36.7% from ~~W~~199 billion in 2018 to ~~W~~272 billion in 2019 primarily due to an increase in asset management fees resulting from our acquisition of Asia Trust Co. Ltd.

Net other expense increased by 19.7% from ~~W~~193 billion in 2018 to ~~W~~231 billion in 2019, primarily due to an increase in general and administrative expense resulting from our acquisition of Asia Trust Co. Ltd.

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

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2017		2018		2019		2017/2018	2018/2019
	(In billions of Won, except percentages)
Cash and due from banks at amortized cost	~~W~~	—	~~W~~	17,349	~~W~~	28,424	—%	63.8%
Cash and due from banks		22,669		—		—	—	—
Financial assets at fair value through profit or loss		—		43,535		53,163	—	22.1
Trading assets		28,464		—		—	—	—
Financial assets designated at fair value through profit or loss(IAS 39)		3,579		—		—	—	—
Derivative assets		3,400		1,794		2,829	(47.2)	57.7
Securities at fair value through other comprehensive income		—		38,314		59,381	—	55.0
Available-for-sale financial assets		42,117		—		—	—	—
Securities at amortized cost		—		28,478		45,582	—	60.1
Held-to-maturity financial assets		24,991		—		—	—	—
Loans at amortized cost		—		299,609		323,245	—	7.9
Loans		275,566		—		—	—	—
Property and equipment		3,022		3,004		4,083	(0.6)	35.9
Intangible assets		4,273		4,320		5,559	1.1	28.7
Investments in associates		631		671		1,453	6.3	116.5
Current tax receivables		25		45		88	80.0	95.6
Deferred tax assets		592		427		218	(27.9)	(48.9)
Investment property		418		475		489	13.6	2.9
Asset for defined benefit obligations		—		—		2	—	—
Other assets		16,552		21,572		27,879	30.3	29.2
Assets held for sale		8		8		25	—	212.5

Total assets	~~W~~	426,307	~~W~~	459,601	~~W~~	552,420	7.8%	20.2%

2019 Compared to 2018

Our assets increased by 20.2% from ~~W~~459,601 billion as of December 31, 2018 to ~~W~~552,420 billion as of December 31, 2019, principally due to increases in securities at fair value through other comprehensive income, loans at amortized cost, securities at amortized cost and cash and due from banks at amortized cost.

Our securities at fair value through other comprehensive income increased by 55.0% to ~~W~~59,381 billion as of December 31, 2019 from ~~W~~38,314 billion as of December 31, 2018 primarily as a result of our acquisition of Orange Life Insurance.

Our loans at amortized cost increased by 7.9% to ~~W~~323,245 billion as of December 31, 2019 from ~~W~~299,609 billion as of December 31, 2018, due primarily to an increase in retail loans and corporate loans.

Our securities at amortized cost increased by 60.1% to ~~W~~45,582 billion as of December 31, 2019 from ~~W~~28,478 billion as of December 31, 2018 primarily as a result of our acquisition of Orange Life Insurance.

Our cash and due from banks at amortized cost increased by 63.8% to ~~W~~28,424 billion as of December 31, 2019 from ~~W~~17,349 billion as of December 31, 2018, due primarily to an increase in reserve deposits with the Bank of Korea to account for debt securities with approaching maturities.

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

For further information on a comparison between our assets as at December 31, 2018 and as at December 31, 2017, see Note 51 of the notes to our consolidated financial statements included in this annual report.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2017		2018		2019		2017/2018	2018/2019
	(In billions of Won, except percentages)
Deposits	~~W~~	249,419	~~W~~	265,000	~~W~~	294,874	6.2%	11.3%
Financial liabilities at fair value through profit or loss		—		1,420		1,632	—	14.9
Trading liabilities		1,848		—		—	—	—
Financial liabilities designated at fair value through profit or loss (IFRS 9)		—		8,536		9,409	—	10.2
Financial liabilities designated at fair value through profit or loss(IAS 39)		8,298		—		—	—	—
Derivative liabilities		3,488		2,440		2,303	(30.0)	(5.6)
Borrowings		27,587		29,819		34,863	8.1	16.9
Debt securities issued		51,341		63,228		75,363	23.2	19.2
Liability for defined benefit obligations		7		127		121	1714.3	(4.7)
Provisions		429		508		557	18.4	9.6
Current tax payable		349		430		513	23.2	19.3
Deferred tax liabilities		10		22		452	120.0	1954.5
Liabilities under insurance contracts		24,515		26,219		52,164	7.0	99.0
Other liabilities		25,312		25,200		38,238	(0.4)	51.7

Total liabilities		392,603		422,949		510,489	7.7	20.7

Total equity attributable to equity holders of the Group		32,820		35,726		39,179	8.9	9.7
Non-controlling interests		884		926		2,752	4.8	197.2

Total equity		33,704		36,652		41,931	8.7	14.4

Total liabilities and equity	~~W~~	426,307	~~W~~	459,601	~~W~~	552,420	7.8%	20.2%

2019 Compared to 2018

Our total liabilities increased by 20.7% from ~~W~~422,949 billion as of December 31, 2018 to ~~W~~510,489 billion as of December 31, 2019, primarily due to an increase in deposits (which principally consist of customer deposits) and an increase in liabilities under insurance contracts and an increase in other liabilities and, to a lesser extent, an increase in debt securities issued.

Our deposits increased by 11.3% from ~~W~~265,000 billion as of December 31, 2018 to ~~W~~294,874 billion as of December 31, 2019, primarily due to an increase in time and savings deposits largely resulting from customers’ preference for low-risk investments in light of the continuing uncertainty in financial markets.

Our liabilities under insurance contracts increased by 99.0% from ~~W~~26,219 billion as of December 31, 2018 to ~~W~~52,164 billion as of December 31, 2019 primarily as a result of our acquisition of Orange Life Insurance.

Our other liabilities increased by 51.7% from ~~W~~25,200 billion as of December 31, 2018 to ~~W~~38,238 billion as of December 31, 2019, primarily due to an increase in separate account liabilities resulting from our acquisition of Orange Life Insurance.

Our debt securities issued increased by 19.2% from ~~W~~63,228 billion as of December 31, 2018 to ~~W~~75,363 billion as of December 31, 2019, primarily due to an increase in debentures issued by Shinhan Bank and Shinhan Card.

Total equity increased by 14.4% from ~~W~~36,652 billion as of December 31, 2018 to ~~W~~41,931 billion as of December 31, 2019, largely due to an increase in retained earnings and non-controlling interests.

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

The following table sets forth our capital resources as of December 31, 2019.

	As of December 31, 2019
	(In billions of Won)
Deposits	~~W~~	294,874
Long-term debt		73,299
Call money		712
Borrowings from the Bank of Korea		2,429
Other short-term borrowings		25,861
Asset securitizations		9,090
Stockholders’ equity(1)		14,619

Total	~~W~~	420,884

Note:

(1)	Includes capital stock, share premium, and hybrid bonds issued.

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 72.9% of our total funding as of December 31, 2017, 71.1% of our total funding as of December 31, 2018 and 70.1% of our total funding as of December 31, 2019. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. Even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

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

As of December 31, 2017, 2018 and 2019, ~~W~~5,639 billion, ~~W~~5,645 billion and ~~W~~6,015 billion, or 2.3%, 2.2% and 2.1%, respectively, of Shinhan Bank’s total deposits were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Government and Government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, our company, as well as Shinhan Bank may also issue long-term debt securities denominated in foreign currencies in overseas markets. Our company and Shinhan Bank each have a global medium term notes program under which foreign currency-denominated notes may be issued with an aggregate program limit of US$5 billion and US$6 billion, respectively. As of December 31, 2017, 2018 and 2019, our long-term debt amounted to ~~W~~53,140 billion, ~~W~~60,753 billion and ~~W~~73,299 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to ~~W~~18,645 billion, ~~W~~1,560 billion, ~~W~~1,463 billion and ~~W~~292 billion, or 84.9%, 7.1%, 6.7%

and 1.3%, respectively, of the funding for our credit card activities, as of December 31, 2019. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

Credit ratings affect the cost and other terms upon which we and our subsidiaries are able to obtain funding. Domestic and international rating agencies regularly evaluate us, and our subsidiaries and their ratings of our and our subsidiaries’ long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally.

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

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ~~W~~18,145 billion, ~~W~~25,639 billion and ~~W~~29,002 billion, as of December 31, 2017, 2018 and 2019, respectively, each representing 5.3%, 6.9% and 6.9%, respectively, of our total funding as of such dates.

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

In limited situations, we may also issue convertible and/or preferred shares. For example, in August 2003, in order to partly fund our acquisition of Chohung Bank, we raised a total of ~~W~~2,552 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares to domestic financial institutions and governmental entities in Korea, all of which shares have since been redeemed or converted. In addition, in January 2007, partly to fund the acquisition of LG Card, we raised a total of ~~W~~3,750 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares, all of which have been redeemed as of the date hereof. In April 2011, we issued redeemable preferred shares to fund redemption of such securities, and in April 2016, we redeemed the redeemable preferred shares issued in April 2011. In February 2019, we raised a total of ~~W~~750 billion through domestic private placements of convertible preferred shares. For further details of our preferred shares, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2019.

	As of December 31, 2019 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Deposits	~~W~~	149,773	~~W~~	31,415	~~W~~	38,078	~~W~~	61,747	~~W~~	14,972	~~W~~	3,591	~~W~~	299,576
Borrowings		15,314		3,691		3,608		4,028		5,244		3,002		34,887
Debt securities issued		5,368		4,370		4,876		8,946		49,805		6,468		79,833
Lease liability		23		37		51		92		872		29		1,104

Total	~~W~~	170,478	~~W~~	39,513	~~W~~	46,613	~~W~~	74,813	~~W~~	70,893	~~W~~	13,090	~~W~~	415,400

Note:

(1)

Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings, debt securities issued and lease liability, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2019 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

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

The following table sets forth our commitments and guarantees as of December 31, 2019. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2019 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Commitments to extend credit(1)	~~W~~	73,418	~~W~~	11,846	~~W~~	11,672	~~W~~	96,936
Commercial letters of credit(2)		2,660		100		—		2,760
Financial guarantees(3)		1,840		851		72		2,763
Performance guarantees(4)		4,747		2,461		57		7,265
Liquidity facilities to SPEs(5)		1,349		651		117		2,117
Acceptances(6)		200		1		—		201
Endorsed bills(7)		6,748		—		—		6,748
Unused credit limits on credit cards		76,654		—		—		76,654
Other		2,311		72		2,353		4,736

Total	~~W~~	169,927	~~W~~	15,982	~~W~~	14,271	~~W~~	200,180

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

See also Note 46 of the notes to our consolidated financial statements included in this annual report.

Capital Adequacy

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2017, 2018 and 2019 based on Basel III.

	As of December 31,
	2017		2018		2019
	(In millions of Won, except percentages)
Tier I Capital:
Tier I CE Capital	~~W~~	26,756,509	~~W~~	28,696,267	~~W~~	28,561,568
Paid-in capital		2,645,053		2,645,053		2,645,053
Capital reserve		9,494,769		9,494,769		9,494,769
Retained earnings		20,790,599		22,959,440		25,525,821
Non-controlling interests in consolidated subsidiaries		83,996		77,847		70,398
Others		(6,257,908)		(6,480,842)		(9,174,474)
Additional Tier I Capital		916,383		1,981,609		3,138,262

Total Tier I Capital	~~W~~	27,672,891	~~W~~	30,677,876	~~W~~	31,699,830

Tier II Capital:
Allowances for credit losses		372,621		599,913		479,393
Subordinated debt		175,000		140,000		105,000
Others		2,492,951		2,575,272		3,430,347

Total Tier II capital	~~W~~	3,040,572	~~W~~	3,315,185	~~W~~	4,014,740

Total Capital	~~W~~	30,713,464	~~W~~	33,993,061	~~W~~	35,714,570

Risk-weighted assets
Credit risk	~~W~~	182,783,264	~~W~~	201,623,530	~~W~~	226,670,310
Market risk		9,404,768		9,995,964		11,660,212
Operational risk		15,580,603		17,058,611		18,561,142

Total risk-weighted assets	~~W~~	207,768,636	~~W~~	228,678,105	~~W~~	256,891,664

Capital adequacy ratio		14.78%		14.87%		13.90%
Tier I capital adequacy ratio		13.32%		13.42%		12.34%
Common equity capital adequacy ratio		12.88%		12.55%		11.12%

ITEM 5.C.	Research and Development, Patents and Licenses, etc.

Not applicable.

ITEM 5.D.	Trend Information

These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E.	Off-Balance Sheet Arrangements

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

Details of our off-balance sheet arrangements are provided in Note 46 of the notes to our consolidated financial statements included in this annual report.

ITEM 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations, Commitments and Guarantees.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive director is as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Cho Yong-byoung	Jun. 30, 1957	Chairman and Chief Executive Officer	March 23, 2017	March 2023

Note:

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

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

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Jin Ok-dong	Feb. 21, 1961	Non-Executive Director	March 27, 2019	March 2021
Philippe Avril	Apr. 27, 1960	Non-Executive Director	March 25, 2015	March 2021
Park Ansoon	Jan. 24, 1945	Outside Director	March 23, 2017	March 2021
Park Cheul	Apr. 27, 1946	Outside Director	March 25, 2015	March 2021
Byeon Yang-ho	Jul. 30, 1954	Outside Director	March 27, 2019	March 2021
Lee Yoon-jae	Nov. 3, 1950	Outside Director	March 27, 2019	March 2021
Huh Yong-hak	Sep. 10, 1958	Outside Director	March 27, 2019	March 2021
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2022
Sung Jae-ho	Mar. 18, 1960	Outside Director	March 27, 2019	March 2021
Jin Hyun-duk	Sep. 10, 1955	Outside Director	March 26, 2020	March 2022
Choi Kyong-rok	May 26, 1966	Outside Director	March 22, 2018	March 2021
Yuki Hirakawa	Oct. 21, 1960	Outside Director	March 25, 2015	March 2021

Note:

(1)	The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

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

Philippe Avril has been our non-executive director since March 26, 2020. Mr. Avril currently serves as the chief executive officer and representative director of BNP Paribas Securities (Japan) Ltd. and the chief country officer of BNP Paribas, Tokyo Branch. Mr. Avril received a master’s degree in economics from Université Paris-Dauphine. Mr. Avril had previously served as an outside director since March 25, 2015. However, as currently BNP Paribas owns 3.55% of our common stock, our board of directors reclassified Mr. Avril as a non-executive director, and Mr. Avril was elected as a non-executive director at the general meeting of shareholders held on March 26, 2020.

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

Lee Yoon-jae has been our outside director since March 27, 2019. Mr. Lee served as an outside director for various Korean companies, such as LG, KT&G and S-Oil from 2006 to 2015. In addition, he held the chief executive officer position at KorEI from 2001 to 2010. Mr. Lee received a master’s degree in business administration from Stanford Graduate School of Business.

Huh Yong-hak has been our outside director since March 27, 2019. Mr. Huh currently serves as the chief executive officer of First Bridge Strategy Limited since 2015. Mr. Huh served as the chief investment officer of alternative investment of the Hong Kong Monetary Authority from 2008 to 2014. Mr. Huh received a master’s degree in international affairs from Columbia University.

Yoon Jaewon has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and a member of both the committee on development tax system and committee on national accounting policy of the Ministry of Economy and Finance. Ms. Yoon previously served as a non executive judge at the Tax Tribunal from 2013 to 2019. Ms. Yoon received a Ph.D in accounting from Korea University.

Sung Jae-ho has been our outside director since March 27, 2019. Mr. Sung is currently a professor at Sung Kyun Kwan University School of Law. Mr. Sung previously served as an outside director of NICE Holdings from 2018 to 2019 and Shinhan Card from 2015 to 2019, and chairman of Korea Council of International Law. Mr. Sung received a Ph.D in law from Sung Kyun Kwan University.

Jin Hyun-duk has been our outside director since March 26, 2020. Mr. Jin currently serves as the chief executive officer of Phoedra Co., Ltd. since 1988 and a councilor of the Korea Educational Foundation. Mr. Jin was previously a professor at Sakushin-gakuin University and Utsunomiya University. Mr. Jin received a master’s degree in business administration from Keio Business School.

Choi Kyong-rok has been our outside director since March 22, 2018. Mr. Choi currently serves as the chief executive officer of CYS Corporation. Mr. Choi served as an outside director of Shinhan Life Insurance from 2010 to 2015. Mr. Choi received a master’s degree in computational science from Keio University.

Yuki Hirakawa has been our outside director since March 25, 2015. Mr. Hirakawa currently serves as the chief executive officer of Primer Korea LLC. Mr. Hirakawa served as the chief executive officer of Hirakawa Industry Co., Ltd. from 1994 to 2012. Mr. Hirakawa received a bachelor’s degree in Spanish from Osaka University.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position	In Charge of
Yi Sunny	Mar. 25, 1962	Deputy President and Chief Digital Officer	Digital Strategy Team
Jang Dong-ki	Jan. 2, 1964	Deputy President	Global Markets & Securities Business Group
Jeong Woon-jin	Apr. 20, 1964	Deputy President	Global Investment Banking Business Group
Lee Byeong-cheol	Jan. 22, 1963	Deputy President and Chief Public Relations Officer	Brand Strategy Division
Jeong Jiho	Jun. 25, 1963	Deputy President	Global Business Management Group
Wang Mi-hwa	Oct. 5, 1964	Deputy President	Wealth Management Planning Group
Roh Yong-hoon	Mar. 16, 1964	Deputy President and Chief Financial Officer	Finance Management Team Accounting Team Investor Relations Team Internal Control on Financial Reporting Team
An Hyo-ryul	May 26, 1965	Deputy President	Pension Business Group
Wang Ho-min	Mar. 4, 1964	Managing Director and Chief Compliance Officer	Compliance Team
Lee Een-kyoon	Apr. 1, 1967	Managing Director and Chief Operation Officer	Shinhan Leadership Center Management Support Team Management Innovation Team
Park Sung-hyun	Nov. 8, 1965	Managing Director and Chief Strategy & Sustainability Officer	Strategic Planning Team One Shinhan Strategy Team Business Management Team Platform Marketing Team
Bang Dong-kwon	Feb. 10, 1966	Managing Director and Chief Risk Officer	Risk Management Team Risk Model Validation Team Credit Review Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Yi Sunny has been our deputy president and chief digital officer since February 5, 2020. Mr. Yi previously served as the executive officer of Future Strategy Research Institute of Shinhan Financial Group. Before joining Shinhan Financial Group, he was a founder and CEO of Accion Consulting and Investment and had served as the global director and managing partner of Bain & Company’s Seoul office. Mr. Yi received a Ph.D in business administration from Business School Lausanne and aSSIST.

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

Roh Yong-hoon has been our deputy president and Chief Financial Officer since January 1, 2020. Mr. Roh previously served as the head of global business division of Shinhan Bank and head of global strategy team of Shinhan Financial Group. Mr. Roh received a bachelor’s degree in business administration from Yonsei University.

An Hyo-ryul has been our deputy president since June 1, 2020. Mr. An previously served as a managing director and the head of management planning and consumer protection group of Shinhan Bank. Mr. An received a bachelor’s degree in business administration from Korea University.

Wang Ho-min has been our managing director and chief compliance officer since January 1, 2019. Mr. Wang previously served as the branch manager of Southern Jam-sil branch, Seoul southern district court branch and head of corporate culture development team. Mr. Wang received a bachelor’s degree in law from Hankuk University of Foreign Studies.

Lee Een-kyoon has been our managing director and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of management support team and head of secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Park Sung-hyun has been our managing director and chief strategy & sustainability officer since January 1, 2020. Mr. Park previously served as the head of strategic planning team of Shinhan Financial Group. Mr. Park received a master of laws from Northwestern University and bachelor’s degree in economics from Seoul National University.

Bang Dong-kwon has been our managing director and chief risk officer since January 1, 2020. Mr. Bang previously served as the head of risk management department of Shinhan Bank. Mr. Bang received a bachelor’s degree in English language and literature from Sung Kyun Kwan University.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B.	Compensation

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2019 was ~~W~~3.7 billion, consisting of ~~W~~2.8 billion in salaries and wages and ~~W~~0.9 billion in bonus payments.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us. We do not pay any severance payment to our chairman or directors upon their retirement, but we pay fixed sums of severance payment to other members of senior management pursuant to internal guidelines on severance payments to members of senior management. In 2019, we accrued ~~W~~0.1 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2019, we have no stock options that remain unexercisable. We did not record any accrued expense for stock options in 2019.

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

Neither performance units nor performance shares have been granted to outside directors. In 2019, we recognized no accrued expenses for performance units and ~~W~~10 billion as accrued expenses for performance shares.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in December 2016, we are required to disclose in our Korean annual report the individual annual compensation (including stock options) paid by us to our directors and statutory auditors if the individual annual compensation for such persons is ~~W~~500 million or greater.

In 2019, Cho Yong-byoung, our Chairman and Chief Executive Officer, received ~~W~~1,260 million, consisting of salary and wages. In addition, in 2019 Mr. Cho was granted 22,178 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during a four-year period beginning with the fiscal year in which such shares were granted.

ITEM 6.C.	Board Practices

Board of Directors

Our board of directors, which currently consists of one executive director, two non-executive directors and ten outside directors, has the ultimate responsibility for the management of our affairs.

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

Board Steering Committee

The Board Steering Committee currently consists of four directors, namely Cho Yong-byoung, Park Cheul, Hirakawa Yuki and Park Ansoon. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee

The Risk Management Committee currently consists of three outside directors, namely Byeon Yang-ho, Park Cheul and Huh-Yong-hak. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of three outside directors, namely Yoon Jaewon, Sung Jae-ho and Lee Yoon-jae. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Remuneration Committee

The Remuneration Committee currently consists of three outside directors, namely Huh Yong-hak, Yoon Jaewon and Sung Jae-ho. At least one-half of the members of this committee must be outside directors and currently all members of Remuneration Committee are outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

Outside Director Recommendation Committee

The Outside Director Recommendation Committee currently consists of five outside directors, namely Park Cheul, Yoon Jaewon, Hirakawa Yuki, Jin Hyun-duk and Sung Jae-ho. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director selection, (ii) recommendation of outside director candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

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

Corporate Governance and Chief Executive Officer Recommendation Committee

The Corporate Governance and Chief Executive Officer (CEO) Recommendation Committee was established in March 2012 and currently consists of seven directors, namely Park Cheul, Jin Hyun-duk, Choi Kyong-rok, Lee Yoon-jae, Byeon Yang-ho, Huh Yong-hak and Sung Jae-ho. This committee is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior, size of the board of directors and other matters necessary for improving our overall corporate governance structure), as well as recommendation of the nominees for the president and/or chief executive officer of our group and development, operation and review of our management succession plan, including setting the qualifications for the CEO, evaluating CEO candidate pool and recommending CEO candidates. The chairperson of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Corporate Social Responsibility Committee

The Corporate Social Reasonability Committee was established in March 2015 and currently consists of four directors, namely Cho Yong-byoung, Yoon Jaewon, Choi Kyong-rok and Lee Yoon-jae. This committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen.

ITEM 6.D.	Employees

At the holding company level, we had 143, 156 and 157 regular employees as of December 31, 2017, 2018 and 2019, respectively, almost all of whom are employed within Korea. Our subsidiaries had 21,262, 20,971 and 19,850 regular employees as of December 31, 2017, 2018 and 2019, respectively, almost all of whom are employed within Korea. In addition, we had six, seven and seven non-regular employees at the holding company level as of December 31, 2017, 2018 and 2019, respectively, and 1,540, 1,490 and 2,190 non-regular employees at the subsidiary level as of December 31, 2017, 2018 and 2019, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 0.48% were managerial or executive employees.

9,464 employees of Shinhan Bank and 339 employees of Jeju Bank were members of the Korean Financial Industry Union as of December 31, 2019. 2,185 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2019. 1,526 employees of Shinhan Investment, 1,061 employees of Shinhan Life Insurance and 486 employees of Orange Life Insurance were members of the Korea Finance & Service Workers’ Union as of December 31, 2019.

Under Korean law, we may not terminate full time employees except under limited circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2017, 2018 and 2019, we recognized liabilities for defined benefit obligations of ~~W~~7 billion, ~~W~~127 billion and ~~W~~119 billion, respectively. See Note 25 of the notes to our consolidated financial statements included in this annual report.

ITEM 6.E.	Share Ownership

As of April 2, 2020, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 932,174 shares of our common stock, representing approximately 0.19% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2019, the employee stock ownership association owned 24,252,302 shares of our common stock.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2019, there were no unexercisable stock options.

On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code. As part of the comprehensive stock exchange, we transferred 980,780 shares of our common stock to Orange Life Insurance in exchange for 1,485,697 treasury shares of Orange Life Insurance held by Orange Life Insurance in accordance with the exchange ratio for the comprehensive stock exchange. Pursuant to paragraph (2) of Article 342-2 of the Korean Commercial Code, Orange Life Insurance must dispose of these shares of our common stock within six months from the acquisition date. In addition, we also transferred 5,514,807 shares of our common stock to Orange Life Insurance in exchange for 8,353,891 shares of Orange Life Insurance which were purchased by Orange Life Insurance as a result of the exercise of appraisal rights by dissenting shareholders of Orange Life Insurance. Pursuant to paragraph (1) of Article 62-2 of the Financial Holding Company Act, Orange Life Insurance must dispose of these shares of our common stock within three years from the acquisition date. The acquisition date of these shares of common stock is January 28, 2020. Such disposals may have an effect on the price of our common shares and our American depositary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2019.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service(1)	47,063,799	9.92%
BlackRock Fund Advisors(2)	25,051,282	5.28
Shinhan Financial Group Employee Stock Ownership Association	24,252,302	5.11
BNP Paribas SA	16,826,276	3.55
Citibank, N.A. (ADR Department)	13,260,291	2.80
The Government of Singapore	12,030,695	2.54
Norges Bank	8,739,929	1.84
Samsung Asset Management.	8,285,439	1.75
Vanguard Total International Stock Index	6,799,594	1.43
People’s Bank of China	5,603,568	1.18
Others	306,286,412	64.59%

Total(3)	474,199,587	100.00%

Notes:

(1)

According to the filing of share ownership dated February 7, 2020, available through the Financial Supervisory Service’s Data Analysis, Retrieval and Transfer System (DART), as of February 1, 2020, National Pension Service beneficially owns 47,094,821 common shares, or 9.76% beneficial ownership of the total number of shares issued as of February 1, 2020.

(2)	Based on Form SC 13G filed by BlackRock, Inc. on February 6, 2020.
(3)

Total number of common shares issued as of December 31, 2019. The total number of common shares increased to 482,432,493 shares as of January 28, 2020, due to the newly issued common shares in relation to a comprehensive stock exchange between Shinhan Financial Group and Orange Life Insurance.

As of December 31, 2019, the number of treasury shares held by us is 13,882,062 common shares, which do not have voting rights. Other than those listed above, no other person or entity known by us, jointly or severally, directly or indirectly own more than 1% of our issued and outstanding voting securities or otherwise exercise control or could exercise control over us. None of our shareholders have different voting rights.

As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value ~~W~~5,000 per share.

As of December 31, 2019, the latest date on which we closed our shareholders’ registry, 618 shareholders of record were notated as U.S. persons, holding in the aggregate 24.6% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing one share of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

ITEM 7.B.	Related Party Transactions

Since the beginning of the preceding three financial years, none of our directors or officers has or had any transactions with us that are or were unusual in their nature or conditions or significant to our business, other than as set forth below and also described in Note 48 of the notes to our consolidated financial statements included in this annual report.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2019, BNP Paribas held 16,826,276 shares, or 3.55%, of our total common stock.

As of December 31, 2017, 2018 and 2019, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~3.2 billion, ~~W~~3.3 billion and ~~W~~4.4 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

We and our subsidiaries are involved in various legal actions and regulatory proceedings arising from the normal course of business. As of December 31, 2019, we and our subsidiaries were defendants in pending lawsuits (including any government proceedings) in the aggregate claim amount of ~~W~~257 billion, for which we recorded a provision of ~~W~~9 billion.

In October 2018, the Financial Supervisory Service requested Shinhan Bank to submit supporting documents in connection with allegations of inadequate compliance controls. In November 2018, the Financial Supervisory Service notified Shinhan Bank of an institutional caution for alleged deficiencies in its customer due diligence. In December 2019, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of ~~W~~3 billion for alleged prohibited activities, including promotional activities for specified money trusts, investment solicitation for derivatives and management of trust properties. In addition, the Financial Supervisory Service conducted a comprehensive audit of Shinhan Card, together with Samsung Card and Hyundai Card, in September 2014, and in November 2015, issued an institutional warning against each of the three credit card companies based on a finding that they had illegally provided personal credit information of potential new cardholders to their credit card sales agents. The Financial Supervisory Service also imposed disciplinary actions against six Shinhan Card employees and assessed a fine of ~~W~~6 million against Shinhan Card as well as similar sanctions against Samsung Card and Hyundai Card. In July 2018, the Financial Supervisory Service notified Shinhan Investment of an institutional warning and imposed an administrative fine of ~~W~~852 million for alleged prohibited trading of entrusted properties. In January 2020, the Financial Supervisory Service notified Shinhan Life Insurance of an institutional caution and imposed an administrative fine of ~~W~~266 million for allegedly omitting certain information regarding the level of expenses deducted from premiums paid when selling savings insurance products over the telephone.

It has been reported in the press that certain employees of Shinhan Bank have been indicted by the Prosecutors’ Office for allegedly illegally influencing the hiring process of new employees and manipulating hiring standards for certain candidates. As of the date hereof, six current and former employees of Shinhan Bank, each of whom had occupied positions within Shinhan Bank’s recruiting department between 2013 and 2016, have been indicted for alleged illegal hiring activities while they occupied such positions at Shinhan Bank. In addition to these employees, on September 17, 2018, the Prosecutors’ Office also indicted our current Chairman and Chief Executive Officer, who previously served as Shinhan Bank’s president, chief executive officer and executive director from March 2015 through March 2017, for alleged illegal hiring activities while he occupied such position at Shinhan Bank. On January 22, 2020, the Seoul Eastern District Court found him partially guilty on charges of influence-peddling and issued a six-month prison term, suspended for two years, which has been appealed to a higher court. No date has been set for the higher court proceedings. We believe that we have robust and fair internal procedures for hiring new employees. As part of Shinhan Bank’s efforts to enhance fairness and transparency of its hiring practices, Shinhan Bank has adopted the model hiring procedures promulgated by the Korea Federation of Banks, and beginning in 2018 has established a hiring committee consisting of third-party human resources experts and internal compliance officers.

In August 2019, the Financial Supervisory Service launched an investigation into Lime Asset Management Co., Ltd. (“Lime Asset”), Korea’s largest hedge fund managing approximately ~~W~~4.1 trillion in assets as of December 31, 2019, including with regards to allegations that Lime Asset had concealed the fact that it had changed the multi-manager trade finance fund’s investment method and concealed losses in their trade finance funds. Beginning in October 2019, Lime Asset suspended withdrawals from certain of its funds, freezing approximately ~~W~~1.7 trillion in total as of the end of 2019, according to the Financial Supervisory Service. According to Financial Supervisory Service investigations, Lime Asset’s ~~W~~600 billion trade finance fund was found to have been associated with a debacle involving the International Investment Group LLC (“IIG”), a New York-based investment adviser charged with securities fraud and running a Ponzi scheme. On November 26, 2019, the SEC revoked the registration of IIG for allegedly overvaluing defaulted loans in the fund’s portfolio to conceal losses in its flagship hedge fund and selling at least $60 million in fake loan assets to clients. According to the Financial Supervisory Service, Lime Asset signed a contract with a Singaporean commodity trader, which took over Lime Asset’s ownership stake in an IIG fund at a discounted price in June 2019, with the Singaporean entity issuing promissory notes to Lime Asset, and Lime Asset did not properly disclose to its investors such change in the fund’s investment target from the IIG fund to promissory notes. Certain investors in funds of Lime Asset have filed dispute mediation claims to the Financial Supervisory Service and criminal and civil claims against Lime Asset, as well as against financial institutions that have sold such products, claiming they learned of the change in the trade finance fund’s investment method and losses only in October 2019 and that they were also misguided and not fully informed of the risks associated with these funds when investing in such products. The Financial Supervisory Service is continuing investigations into Lime Asset as well as financial institutions that have sold Lime Asset products, including Shinhan Bank and Shinhan Investment. According to the Financial Supervisory Service, as of December 31, 2019, the total amount of troubled funds sold through Korean financial institutions is approximately ~~W~~1.67 trillion, of which Shinhan Bank sold 478 accounts in the amount of approximately ~~W~~277 billion and Shinhan Investment sold 395 accounts in the amount of approximately ~~W~~325 billion. In addition, in February 2020, the Prosecutors’ Office of Korea announced that they have launched an investigation into Lime Asset as well as Shinhan Investment Corp. in connection with this matter. In March 2020, the Prosecutors’ Office sought an arrest warrant for a former employee of Shinhan Investment Corp. for allegedly conspiring to conceal from investors Lime Asset’s losses and change in investment target. The former employee was arrested on April 10, 2020. We have cooperated with the Financial Supervisory Service’s investigations, including responding to Financial Supervisory Service requests during a comprehensive audit in November and December 2019.

As of the date hereof, our management believes that these proceedings will not have a material adverse effect on our financial condition, equity or results of operations. However, although we plan to rigorously defend our positions in the lawsuits or other regulatory proceedings against us, it is difficult to predict the final outcome of these proceedings and the potential impact these proceedings and related events may have on our financial condition, equity or results of operations. The total amount in dispute may increase during the course of litigation, and other lawsuits may be brought against us based on similar allegations. Accordingly, we cannot assure you that these proceedings and related events will not have an adverse effect on our business, financial condition and results of operations. For further details of these and other litigations, see Note 46 of the notes to our consolidated financial statements.

Dividend Policy

For a detailed description on the dividend policy, please see “Item 10.B. Memorandum and Articles of Incorporation — Description of Share Capital — Dividends.”

ITEM 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low	(Shares)	High	Low	(ADSs)
2015	46,650	39,000	968,985	42.83	32.13	84,145
2016	47,700	36,100	839,260	40.88	29.66	84,952
2017	55,400	44,800	998,487	48.76	36.81	85,658
2018	53,400	39,050	1,024,181	50.35	34.78	101,168
First Quarter	53,400	44,550	1,031,010	45.20	38.14	98,021
Second Quarter	48,400	43,000	947,591	45.35	45.35	86,258
Third Quarter	45,710	41,450	1,010,829	40.43	36.58	84,538
Fourth Quarter	46,150	39,050	1,104,717	40.68	34.78	136,552
2019	48,000	38,350	987,989	40.54	32.23	85,258
First Quarter	44,250	38,350	1,095,137	39.21	34.41	102,985
Second Quarter	48,000	43,700	940,505	40.54	37.09	76,157
Third Quarter	46,300	39,650	1,000,596	39.17	32.23	90,708
Fourth Quarter	45,800	40,900	922,144	39.62	34.19	71,657
October	44,000	40,900	776,755	37.42	34.19	73,822
November	44,950	42,650	951,797	38.30	36.67	64,230
December	45,800	43,350	1,043,667	39.62	36.33	76,595

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low	(Shares)	High	Low	(ADSs)
2020 (through April 24)	42,750	22,200	1,993,076	37.45	17.37	163,459
January	42,750	39,150	1,121,195	37.45	32.39	86,886
February	39,800	32,300	1,846,135	33.46	26.74	159,611
March	33,150	22,200	2,774,441	28.11	17.37	236,443
April (through April 24)	29,050	26,550	2,180,513	23.84	21.63	170,147

Source: Korea Exchange; New York Stock Exchange.

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

The Korea Exchange

Pursuant to the Korea Stock and Futures Exchange Act, as of January 27, 2005, the Korea Stock Exchange, which began its operations in 1956, the KRX KOSDAQ, which began its operation on July 1, 1996, and the Korea Futures Exchange (as an exchange operating futures market and options market), which began its operation on February 1, 1999, were unified to form the Korea Exchange.

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

As of December 31, 2019, the aggregate market value of equity securities listed on the KOSPI was approximately ~~W~~1,475.9 trillion. The average daily trading volume of equity securities for 2019 was approximately 470.7 million shares with an average transaction value of ~~W~~4,989.8 billion.

Even though the Financial Investment Services and Capital Markets Act prescribed that the Korea Exchange be established in a form of a limited liability stock company, the Korea Exchange is expected to play a public role as a public organization. In order to safeguard against a possible conflict, the Financial Investment Services and Capital Markets Act has placed restrictions on the ownership and operation of the Korea Exchange and any newly established exchanges approved by the Financial Services Commission as follows:

•

Any person’s ownership of shares in the Korea Exchange is limited to 5% or less except for an investment trust company or investment company established under the Financial Investment Services and Capital Markets Act, or the Government. However, more than 5% ownership in Korea Exchange is permitted if necessary for forming a strategic alliance with a foreign stock or futures exchange and such amount of ownership is approved by the Financial Services Commission on grounds that such ownership may contribute to the efficiency and soundness of capital markets and the distribution of shares held by shareholders;

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

	Opening(1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1,383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017	2,026.16	2,557.97	2,026.16	2,467.49
2018	2,479.65	2,598.19	1,996.05	2,041.04
2019	2,010.00	2,248.63	1,909.71	2,197.67
2020 (through April 24)	2,175.17	2,267.25	1,457.64	1,889.01

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

		Total Market Capitalization			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)		(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)		(Thousands of Dollars)(1)
2000	704	~~W~~	188,041,490	$148,414,751	306,163	~~W~~	2,602,211	$2,053,837
2001	689		255,850,070	194,784,979	473,241		1,997,420	1,520,685
2002	683		258,680,756	218,056,778	857,245		3,041,598	2,563,937
2003	684		355,362,626	298,123,008	542,010		2,216,636	1,859,594
2004	683		412,588,139	398,597,371	372,895		2,232,109	2,156,419
2005	702		655,074,595	648,588,708	467,629		3,157,662	3,126,398
2006	731		704,587,508	757,620,976	279,096		3,435,180	3,693,742
2007	746		951,917,907	1,017,223,666	363,846		5,540,151	5,920,229
2008	765		576,927,703	457,153,489	355,440		5,190,180	4,112,663
2009	770		887,935,183	763,060,356	485,657		5,795,552	4,980,495
2010	777		1,141,885,458	1,009,981,831	380,859		5,619,768	4,970,607
2011	791		1,041,999,162	899,438,206	353,760		6,863,146	5,924,166

		Total Market Capitalization		Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
2012	784	1,154,294,167	1,085,638,395	486,480	4,823,643	4,536,739
2013	777	1,185,973,724	1,123,826,139	328,325	3,993,422	3,784,158
2014	773	1,192,252,867	1,092,907,569	278,082	3,983,580	3,651,646
2015	770	1,242,832,089	1,062,885,563	455,256	5,351,734	4,576,870
2016	779	1,308,440,374	1,087,015,348	376,773	4,523,044	3,757,617
2017	774	1,605,820,912	1,504,422,814	340,457	5,325,760	4,989,470
2018	788	1,343,971,858	1,207,630,387	397,972	6,548,622	5,884,286
2019	799	1,475,909,366	1,277,290,667	470,723	4,989,807	4,318,309
2020 (through April 24)	797	1,271,159,367	1,043,816,199	933,917	9,647,344	7,921,944

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (including Equity Securities of us held by such persons) is required to report the status of the holdings and the purpose of the holdings (for example, whether intending to seek management control) to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership level. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities or change in the purpose of the holdings is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change (within 10 days of the end of the month in which the change occurred, in the case of a person with no intent to seek management control and within 10 days of the end of the quarter in which the change occurred, in the case of an institutional investor prescribed by the Financial Services Commission).

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

Our articles of incorporation, which was last amended on March 26, 2020, is annexed to this annual report as Exhibit 1.1.

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

General

As of December 31, 2019 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. As of March 31, 2020, the number of our issued and outstanding common shares was 482,432,493.

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

On May 1, 2019, as part of funding for the acquisition of Orange Life Insurance, we issued 17,482,000 shares of non-voting convertible preferred stock through third-party allotment at a price of ~~W~~42,900. In addition, we issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between Shinhan Financial Group and Orange Life Insurance on January 28, 2020. See “— Description of Preferred Stock.”

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of March 31, 2020, our authorized but unissued share capital was 347,969,943 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Distribution of Free Shares.” Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares. The par value of our common shares per share is ~~W~~5,000.

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

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2019, the employee stock ownership association owned 24,252,302 shares, or 5.11%, of our common stock.

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

Voting Rights

Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, more than one-tenth of the outstanding capital stock of which is directly or indirectly owned by such shareholder, may not be exercised. Unless stated otherwise in a company’s Articles of Incorporation, the Korean Commercial Code permits holders of an aggregate of 3% (1%, in case of a company whose total assets as at the end of the latest fiscal year is ~~W~~2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our Articles of Incorporation currently do not prohibit cumulative voting. In addition, under the Korean Commercial Code, in case of appointment of an audit committee member who is an outside director, any shareholder holding more than 3% of the outstanding shares with voting rights shall not exercise its voting rights with respect to any portion of its shares exceeding the 3% limit; and in case of appointment of an audit committee member who is a non-outside director, the largest shareholder (together with certain related persons) holding more than 3% of the outstanding shares with voting rights shall not exercise its voting rights with respect to any portion of its shares exceeding the 3% limit.

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

On May 1, 2019, as part of funding for the acquisition of Orange Life Insurance, we issued 17,482,000 shares of non-voting convertible preferred stock through third-party allotment at a price of ~~W~~42,900.

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

Acquisition of Treasury Shares

Under the Korean Commercial Code, we may acquire our own shares upon resolution of the general meeting of the shareholders or resolution of the board of directors pursuant to Article 165-3 of the Financial Investment Services and Capital Markets Act by either (i) purchasing them on a stock exchange or (ii) purchasing a number of shares, other than the redeemable shares as set forth in Article 345, Paragraph (1) of the Korean Commercial Code, from each shareholder in proportion to its existing shareholding ratio through the methods set forth in the Presidential Decree, provided that the total purchase price does not exceed the amount of our profit that may be distributed as dividends in respect of the immediately preceding fiscal year. In addition, pursuant to the Financial Investment Services and Capital Markets Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the KRX KOSPI Market of the Korea Exchange, through a tender offer, or through a trust agreement with a trust company, or retrieve our own shares from a trust company upon termination of a trust agreement, subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, subtracted by the sum of (a) the purchase price of treasury stock acquired if any treasury stock has been purchased after the end of the preceding fiscal year pursuant to the Commercial Act or the Financial Investment Services and Capital Markets Act, (b) the amount subject to trust agreements, and (c) the amount of dividends approved at the ordinary general shareholders’ meeting after the end of the preceding fiscal year and the amount of retained earnings reserve required under the Commercial Act; plus if any treasury stock has been disposed of after the end of the preceding fiscal year, the acquisition cost of such treasury stock and (2) the purchase of such shares shall meet the requisite capital ratio under the Financial Holding Companies Act and the guidelines issued by the Financial Services Commission. In general, under the Financial Holding Companies Act, our subsidiaries are not permitted to acquire our shares.

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

Under the Foreign Exchange Transaction Laws, (1) if the Government determines that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Strategy and Finance may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Government determines that international balance of payments and international finance face or are likely to face serious difficulty or the movement of capital between Korea and abroad will cause or is likely to cause serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Strategy and Finance may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser, the financial investment company, or other withholding agent, as the case may be, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser, the financial investment company, or other withholding agent, as the case may be, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an “application for entitlement to reduced tax rate,” and in the case for exemption from withholding tax, an “application for tax exemption”) with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions (together, the “BO application”). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle that is not the beneficial owner of such income (an “OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2020, an OIV that was not established for the purpose of unjustifiably reducing income tax liabilities in Korea and bears tax liabilities in the country of its residence is deemed to be a beneficial owner of Korean source income for income tax purposes. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Securities Transaction Tax

If you transfer common shares through the Korea Exchange, you will be subject to a securities transaction tax at the rate of 0.1% and an agriculture and fishery special surtax at the rate of 0.15% of the sales price of common shares. If your transfer of common shares is not made through the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.45% but will not be subject to an agriculture and fishery special surtax.

Depositary receipts, which the ADSs constitute, are included in the scope of securities transfer subject to securities transaction tax. Nonetheless, transfer of depositary receipts listed on a foreign securities exchange similar to the Korea Exchange (e.g., the New York Stock Exchange, the NASDAQ National Market) will not be subject to the securities transaction tax.

In principle, the securities transaction tax, if applicable, must be paid by a transferor of common shares. When a transfer is effected through a securities settlement company in Korea, such settlement company is generally required to withhold and remit the tax to the tax authorities. When such transfer is made through a financial investment company only, such financial investment company is required to withhold and remit the tax. Where a transfer is affected by a non-resident who has no permanent establishment in Korea by a method other than through a securities settlement company or a financial investment company, the transferee is required to withhold the securities transaction tax.

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

Disposition of Common Shares or American Depositary Shares

For U.S. federal income tax purposes, you will recognize gain or loss upon the sale, exchange or other disposition of our common shares or ADSs in an amount equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in our common shares or ADSs, as the case may be. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if at the time of sale, exchange or other disposition, our common shares or ADSs have been held for more than one year. Long-

term capital gains of non-corporate U.S. holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on the sale, exchange or other disposition of our common shares or ADSs will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

You should note that any Korean securities transaction tax generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2019, and we do not expect to be a PFIC in 2020 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in composition of our income or assets or valuation of our assets. Because we have valued our goodwill based on the market value of our common shares and ADSs, a decrease in the price of our common shares and ADSs may also result in our becoming a PFIC.

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

Depositary Fees and Charges

Under the terms of the Deposit Agreement in respect of our American depositary shares (“ADSs”), the holder of ADSs may be required to pay the following fees and charges to Citibank, N.A., acting as depositary for our ADSs:

Item	Services	Fees	Paid by
1	Issuance of ADSs upon deposit of common shares (excluding issuances contemplated by items 3(b) and 5 below	Up to US$5.00 per 100 ADSs (or fraction thereof) issued	Person depositing common shares or person receiving ADSs
2	Delivery of deposited securities against surrender of ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered	Person surrendering ADSs for purpose of withdrawal of deposited securities or person to whom deposited securities are delivered

3	Distribution of (a) cash dividends or (b) ADSs pursuant to stock dividends	No fee, to the extent prohibited by the exchange on which the ADSs are listed. If the charging of such fee is not prohibited, the fees specified in item 4 below shall be payable	Person to whom distribution is made

Item	Services	Fees	Paid by

4	Distribution of (a) cash proceeds (i.e., upon sale of rights and other entitlements) or (b) free shares in the form of ADSs (not constituting a stock dividend)	Up to US$2.00 per 100 ADSs (or fraction thereof) held	Person to whom distribution is made

5	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spinoff shares)	Up to US$5.00 per 100 ADSs (or fraction thereof) distributed	Person to whom distribution is made

6	Depositary Services	Unless prohibited by the exchange on which the ADSs are listed, up to US$2.00 per 100 ADSs (or fraction thereof) held as of the last day of each calendar year, except to the extent of any cash dividend fee(s) charged under paragraph (3)(a) above during the applicable calendar year	Person holding ADSs on last day of calendar year

7	Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs	Up to US$2.00 per 100 ADSs (or fraction thereof) held	Person who exercises such rights

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

Depositary Payments for the Fiscal Year 2019

In 2019, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	—
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	61,257.06
Legal expenses	US$	—
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection to the preparation of our Form 20-F for the fiscal year 2018	US$	250,236.89

Total:	US$	311,493,95

Note: The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2019 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal Control-Integrated Framework (2013) suspended the original framework issued by COSO in 1992 on December 15, 2014. We adopted the 2013 Framework on December 15, 2014. Further details of the changes made are set out below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019. Our management has excluded Orange Life Insurance from our assessment of internal control over financial reporting as of December 31, 2019 in accordance with the SEC’s general guidance that an assessment of a recently acquired business may be omitted from the scope of assessment in the year of acquisition. We acquired a 59.15% interest in Orange Life Insurance on February 1, 2019, upon which Orange Life Insurance became our consolidated subsidiary as of such date. Orange Life Insurance accounted for 5.95% of our consolidated total assets as of December 31, 2019, and its profit before income tax for the period subsequent to its consolidation in 2019 amounted to 7.84% of our consolidated total profit before income tax. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance has become our wholly owned subsidiary as of such date.

The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2019. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee currently consists of three outside directors, namely Yoon Jaewon, Sung Jae-ho and Lee Yoon-jae. Our board of directors has determined that Yoon Jaewon, the chairman of our Audit Committee is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Yoon Jaewon, Sung Jae-ho and Lee Yoon-jae are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2017, 2018 and 2019, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2017		2018		2019
	(In millions of Won)
Audit fees	~~W~~	7,572	~~W~~	8,009	~~W~~	10,659	Audit service for Shinhan Financial Group and its subsidiaries.
Audit related fees		—		40		30	Assurance services rendered in the ordinary course of our business
Tax fees		265		209		35	Tax return and consulting advisory service.
All other fees		—		—		284	All other services which do not meet the three categories above.

Total	~~W~~	7,837	~~W~~	8,258	~~W~~	11,008

Our Audit Committee generally pre-approves all engagements of our principal accountants pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests for audit and non-audit services for us or our subsidiaries must, in the first instance, be submitted to our Audit Team. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to the Audit Committee for consideration. To facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority of the following: (i) permitted non-audit services to our holding company, (ii) audit services to our subsidiaries and (iii) permitted non-audit services to our subsidiaries, to one of its members who is “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such member in our case is Yoon Jaewon, the chairman of our Audit Committee, and she is required to report any approvals made by them to the Audit Committee at its next meeting. Our Audit Committee meets regularly once every quarter.

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

Pursuant to an amendment to Act on External Audit of Stock Companies effective November 1, 2018, where certain listed companies, such as us, have appointed at such company’s discretion the independent auditor (as defined under the Certified Public Accountant Act of Korea, for the audit of our financial statements in Korea prepared in conformity with IFRS as adopted by Korea) for a period of six consecutive fiscal years, the Securities and Futures Commission may request such company to appoint or substitute as independent auditor an accounting firm as designated by the Securities and Futures Commission. Absent extenuating circumstances, in which case the company may request the Securities and Futures Commission to re-designate an accounting firm, the company is required to comply with such request.

As we had appointed KPMG Samjong as our independent auditor for the previous six fiscal years, on October 14, 2019, the Securities and Futures Commission designated Samil PricewaterhouseCoopers (“PwC”) as our independent auditor for the fiscal years ended December 31, 2020, 2021 and 2022. Upon such request, our Audit Committee evaluated the suitability and independence of PwC, concluding there were no extenuating circumstances which would require us to request re-designation. Accordingly, on December 12, 2019, our Audit Committee approved the appointment of PwC as our independent auditor for the audit of our financial statements in Korea prepared in conformity with IFRS as adopted by Korea for the fiscal years ended December 31, 2020, 2021 and 2022, and our Audit Committee also approved the appointment of PwC as our independent registered public accounting firm for the audit of our financial statements in conformity with IFRS as issued by the IASB for the fiscal year ended December 31, 2020. PwC’s appointment is effective from January 1, 2020. KPMG Samjong’s engagement as our independent auditor and independent registered public accounting firm expired upon the completion of the audit of our consolidated financial statements as of and for the year ended

December 31, 2019, and no separate dismissal process was required for KPMG Samjong. However, resolutions by the audit committee are required for each of our subsidiaries, which our subsidiaries have obtained as necessary.

KPMG Samjong’s reports on our consolidated financial statements for each of the fiscal years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years ended December 31, 2019 and 2018, there were: (i) no disagreements between us and KPMG Samjong on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG Samjong, would have caused KPMG Samjong to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements of Shinhan Financial Group; and (ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

In 2018, PwC consulted us on the application of IFRS 16 ‘Leases’ on our financial statements. The results of such consultations are reflected in Notes 2, 3 and 51 of the notes to our consolidated financial statements as of and for the year ended December 31, 2019 included in this annual report, which have been audited by KPMG Samjong. During the fiscal years ended December 31, 2019 and 2018, neither we nor anyone acting on our behalf consulted with PwC regarding any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the disclosure in this Item to PwC and provided PwC the opportunity to furnish us with a letter addressed to the Commission containing any new information, clarification of our expression of its views, or the respects in which it does not agree. PwC has not furnished us with such letter. We also provided a copy of the disclosure in this Item to KPMG Samjong and requested that KPMG Samjong furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of KPMG Samjong’s letter dated April 29, 2020 is filed as Exhibit 15.1 to this Form 20-F.

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. While as a foreign private issuer, we are exempt from this requirement, but our board of directors is in compliance with this requirement as it currently consists of 13 directors, of which ten directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. Ten of our directors are also “outside directors” as defined in the Financial Holding Companies Act of Korea. An “outside director” for purposes of the Act on Corporate Governance of Financial Companies and the Korean Commercial Code means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders’ meeting, after having been nominated by the outside director nominating committee, and none of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Under the Korea Exchange listing rules and the Korean Commercial Code, at least one-fourth of a listed company’s directors must be outside directors. In the case of “large listed companies” as defined under the Korean Commercial Code, like us, a majority of the directors must be outside directors provided that there must be at least three outside directors.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report:

See Exhibit Index beginning on page 288 of this annual report.

(b)	Financial Statements filed as part of this Annual Report:

See Index to Financial Statements on page F-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 26, 2020 (in English)†

2.1	Form of Common Stock Certificate (in English) †*

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*

4.3	Agreed Terms, dated June 22, 2003, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English) † ***

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English) † ***

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English) †****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†*****

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

15.1	Letter from KPMG Samjong Accounting Corp. to the Securities and Exchange Commission dated April 29, 2020

101	Interactive Data Files (XBRL-Related Documents)

†	A fair and accurate translation from Korean into English.
*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.
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

Date: April 29, 2020

Shinhan Financial Group Co., Ltd.

By:	/s/ Cho Yong-byoung
Name: Cho Yong-byoung
Title: Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Shinhan Financial Group Co., Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Group acquired a 59.15% interest in Orange Life Insurance Co., Ltd. during 2019, and the management excluded from its assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2019, Orange Life Insurance Co., Ltd.’s internal control over financial reporting associated with 5.95% of total assets and 7.84% of total profit before income tax included in the consolidated financial statements of the Group as of and for the year ended December 31, 2019. Our audit of internal control over financial reporting of the Group also excluded an evaluation of the internal control over financial reporting of Orange Life Insurance Co., Ltd.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

(i) Assessment of the allowance for credit loss

As discussed in Notes 4(b) and 12 to the consolidated financial statements, the Group recognized an allowance for credit loss using the Expected Credit Loss (ECL) impairment model for the loans at amortized cost amounting to KRW 2,684,835 million as of December 31, 2019. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those loans that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or when the loans are impaired. The Group measures ECL allowance on an individual basis for individually significant corporate loans which have had significant increases in credit risk or have become impaired. The individual assessment involves judgment by the Group in estimating the future cash flows including the value of related collateral. The allowance for credit loss for all other loans is measured on a collective basis. For these loans, the Group measures ECL by estimating the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as the impact of Forward-Looking Information (FLI). For corporate loans, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. The internal credit risk rating of the borrower is defined by the Group using quantitative and qualitative factors. The evaluation of the qualitative factors involves a high level of judgment by the Group.

We have identified the assessment of the allowance for credit loss as a critical audit matter. Subjective auditor judgment was required to evaluate the Group’s estimates of future cash flows for the corporate loans with ECL measured on an individual basis. In addition, subjective auditor judgment was required to evaluate the Group’s estimates and judgments with respect to the measurement of collective ECL. These include the determination of when a loan’s credit risk has significantly increased since initial recognition (SICR), the analysis of the qualitative factors in determining the internal credit risk ratings of corporate loans, the calculation of 12 month and lifetime PD, the calculation of LGD and the manner in which FLI is incorporated in the ECL calculation.

The primary procedures we performed to address the above critical audit matter included the following:

•

We tested certain internal controls over: (i) the estimated future cash flows for individually assessed corporate loans, including controls over the work of external valuation specialists’ engaged by the Group; (ii) the assessment of qualitative factors in the process of determining the internal credit risk rating of the loans, including the review of internal credit risk ratings performed by an independent department with access to the same qualitative information; (iii) the validation of the models used to determine the inputs to the collective ECL calculation and the impact of FLI; (iv) the determination of SICR; and (v) the completeness and accuracy of data used in the models.

•

We assessed the estimates of future cash flows on a sample basis by (i) comparing assumptions made with information obtained from internal and external sources, and (ii) assessing the reliability of information used in the estimates, including the qualification of external valuation specialists engaged by the Group.

•

We involved credit risk and information technology professionals with specialized skills, industry knowledge and relevant experience who assisted in: (i) evaluating the methodology and key inputs used in determining the PD and LGD parameters and SICR; (ii) evaluating how FLI was incorporated in the collective ECL model; and (iii) recalculating a sample of ECL models and related inputs.

•

We checked, for a sample of corporate loans with ECL measured on a collective basis, that Group policy was applied in the internal credit risk rating process and assessed if the Group’s policy is aligned with international financial reporting standards.

(ii) Assessment of the measurement of fair value of level 3 financial instruments

As discussed in Note 4.(e) to the consolidated financial statements, the Group classifies financial instruments measured at fair value using valuation techniques where one or more significant inputs are not based on observable market data as level 3. As of December 31, 2019, the recorded fair values of the Group’s debt securities, equity securities, derivative assets, derivative liabilities, and financial liabilities designated at fair value through profit or loss classified as level 3 were KRW 8,951,398 million, KRW 511,831 million, KRW 464,826 million, KRW 308,970 million, and KRW 8,511,489 million, respectively. In order to measure these financial instruments, the Group uses discounted cash flow models, option models, or net asset value models and these models use various inputs and assumptions, depending on the nature of the level 3 financial instruments.

We identified the assessment of the measurement of fair value for financial instruments classified as level 3 as a critical audit matter. Subjective auditor judgment was required to evaluate the methodologies used by the Group to value the level 3 financial instruments. In addition, assessing the models’ significant inputs which were not directly observable in financial markets, such as volatility of underlying assets, correlations, regression coefficients, discount rates, and growth rates, and the related assumptions, required subjective auditor judgment.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Group’s process to measure the fair value of level 3 financial instruments. This included controls related to (1) the development, validation and changes in the methodology of the models used to value the level 3 financial instruments, (2) the development and application of the significant unobservable inputs and assumptions used in the measurement of fair values, and (3) the monitoring of changes to the inputs and assumptions. We evaluated the characteristics of new products and the valuation techniques used by the

Group for these new products. For a sample of level 3 financial instruments, we compared the Group’s fair value measurement recorded at period end to the sales price of a subsequent transaction. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	Evaluating the valuation techniques and significant unobservable inputs on a sample basis; and

•	Developing models and significant unobservable inputs independently and comparing the resulting fair value estimate to the Group’s fair value measurement for a sample of level 3 financial instruments.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2002.

Seoul, Korea

April 29, 2020

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2019

(In millions of won)	Note	2018		2019
Assets
Cash and due from banks at amortized cost	4,8,19	~~W~~	17,348,626	28,423,744
Financial assets at fair value through profit or loss	4,9,19		43,534,766	53,163,143
Derivative assets	4,10		1,793,613	2,829,274
Securities at fair value through other comprehensive income	4,11,19		38,314,170	59,381,053
Securities at amortized cost	4,11,19		28,478,136	45,582,065
Loans at amortized cost	4,12,19		299,609,472	323,244,979
Property and equipment, net	13,18,19,51		3,003,886	4,083,328
Intangible assets	14		4,320,134	5,558,714
Investments in associates	15		671,330	1,452,861
Current tax receivable			45,100	88,433
Deferred tax assets	44		426,965	218,254
Investment property	16		474,820	488,610
Employee benefits	25		—	1,682
Other assets	4,17		21,571,918	27,878,281
Assets held for sale			7,574	25,160

Total assets		~~W~~	459,600,510	552,419,581

Liabilities
Deposits	4,20	~~W~~	265,000,190	294,874,256
Financial liabilities at fair value through profit or loss	4,21		1,420,306	1,632,457
Financial liabilities designated at fair value through profit or loss	4,22		8,535,800	9,409,456
Derivative liabilities	4,10		2,439,892	2,303,012
Borrowings	4,23		29,818,542	34,863,156
Debt securities issued	4,24		63,227,699	75,363,364
Liabilities for defined benefit obligations	25		127,348	121,140
Provisions	26		508,416	557,024
Current tax payable			430,306	512,757
Deferred tax liabilities	44		22,020	451,603
Liabilities under insurance contracts	27		26,218,882	52,163,417
Other liabilities	4,28,51		25,199,679	38,237,558

Total liabilities		~~W~~	422,949,080	510,489,200

Equity	29
Capital stock		~~W~~	2,645,053	2,732,463
Hybrid bonds			1,531,759	1,731,235
Capital surplus			9,895,488	10,565,353
Capital adjustments			(552,895)	(1,116,770)
Accumulated other comprehensive loss			(753,220)	(260,156)
Retained earnings			22,959,440	25,525,821

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			35,725,625	39,177,946
Non-controlling interests			925,805	2,752,435

Total equity			36,651,430	41,930,381

Total liabilities and equity		~~W~~	459,600,510	552,419,581

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Notes	2017		2018	2019
Interest income		~~W~~	11,798,654	13,572,456	15,707,362
Interest expense			(3,955,701)	(4,992,367)	(5,969,398)

Net interest income	31		7,842,953	8,580,089	9,737,964

Fees and commission income			4,044,955	3,295,256	3,557,013
Fees and commission expense			(2,334,001)	(1,356,259)	(1,416,494)

Net fees and commission income	32		1,710,954	1,938,997	2,140,519

Insurance income			4,599,808	4,398,738	7,569,425
Insurance expenses			(5,059,847)	(4,870,437)	(8,066,351)

Net insurance expenses	27		(460,039)	(471,699)	(496,926)

Dividend income	33		257,306	87,826	82,158
Net gain on financial instruments at fair value through profit or loss	34		—	420,026	1,385,482
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		—	74,944	(247,585)
Net trading income	35		963,223	—	—
Net loss on financial instruments designated at fair value through profit or loss (IFRS 9)	36		—	(26,643)	(846,046)
Net loss on financial instruments designated at fair value through profit or loss (IAS 39)	37		(1,059,826)	—	—
Net foreign currency transaction gain			364,006	194,136	440,948
Net gain on disposal of financial asset at fair value through other comprehensive income	11		—	20,554	152,278
Net gain on disposal of available-for-sale financial assets			499,187	—	—
Net gain (loss) on disposal of securities at amortized cost	11		—	(9)	66
Provision for allowance for credit loss	38		—	(747,877)	(980,692)
Impairment loss on financial assets	39		(1,013,548)	—	—
General and administrative expense	40		(4,811,198)	(4,741,575)	(5,134,674)
Other operating expenses, net	42		(462,992)	(829,355)	(1,187,242)

Operating income			3,830,026	4,499,414	5,046,250

Equity method income	15		20,393	17,488	53,287
Other non-operating income (expense), net	43		(52,811)	(50,292)	(188,029)

Profit before income taxes			3,797,608	4,466,610	4,911,508

Income tax expense	44		848,403	1,268,345	1,269,124

Profit for the year		~~W~~	2,949,205	3,198,265	3,642,384

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2017, 2018 and 2019

(In millions of won, except earnings per share)	Notes	2017		2018	2019
Other comprehensive income (loss) for the year, net of income tax	29
Items that are or may be reclassified to profit or loss:
Gain on financial asset at fair value through other comprehensive income		~~W~~	—	161,008	352,085
Gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		—	(54,333)	162,967
Loss on available-for-sale financial assets			(323,127)	—	—
Equity in other comprehensive income (loss) of associates			(22,813)	7,407	3,302
Foreign currency translation adjustments for foreign operations			(194,172)	19,983	105,771
Net change in unrealized fair value of cash flow hedges			15,904	(20,192)	(18,589)
Other comprehensive income (loss) of separate account			(9,278)	8,676	10,427

			(533,486)	122,549	615,963
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			103,525	(93,098)	(54,644)
Equity in other comprehensive income (loss) of associates			847	28	(8)
Valuation gain on financial asset at fair value through other comprehensive income			—	22,725	18,885
Loss on disposal of financial asset at fair value through other comprehensive income			—	(2,635)	(5,861)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			—	1,723	(8,425)

			104,372	(71,257)	(50,053)

Total other comprehensive income (loss), net of income tax			(429,114)	51,292	565,910

Total comprehensive income for the year		~~W~~	2,520,091	3,249,557	4,208,294

Profit for the year attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	29,45	~~W~~	2,918,816	3,156,722	3,403,497
Non-controlling interest			30,389	41,543	238,887

		~~W~~	2,949,205	3,198,265	3,642,384

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	2,491,251	3,207,602	3,890,701
Non-controlling interest			28,840	41,955	317,593

		~~W~~	2,520,091	3,249,557	4,208,294

Earnings per share:	29,45
Basic and diluted earnings per share in won		~~W~~	6,118	6,579	7,000

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980
Total comprehensive income for the period
Profit for the year		—	—	—	—	—	2,918,816	2,918,816	30,389	2,949,205
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(193,474)	—	(193,474)	(698)	(194,172)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(322,056)	—	(322,056)	(1,071)	(323,127)
Equity in other comprehensive loss of associates		—	—	—	—	(21,552)	(414)	(21,966)	—	(21,966)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	15,904	—	15,904	—	15,904
Other comprehensive income of separate account		—	—	—	—	(9,278)	—	(9,278)	—	(9,278)
Remeasurements of defined benefit plans		—	—	—	—	103,305	—	103,305	220	103,525

Total other comprehensive loss		—	—	—	—	(427,151)	(414)	(427,565)	(1,549)	(429,114)

Total comprehensive income (loss)		—	—	—	—	(427,151)	2,918,402	2,491,251	28,840	2,520,091

Other changes in equity
Dividends		—	—	—	—	—	(687,589)	(687,589)	—	(687,589)
Dividends to hybrid bonds		—	—	—	—	—	(17,678)	(17,678)	—	(17,678)
Issuance of hybrid bonds		—	224,466	—	—	—	—	224,466	—	224,466
Redemption of hybrid bond		—	(298,861)	—	(1,139)	—	—	(300,000)	—	(300,000)
Change in other capital adjustments		—	—	—	61,565	—	(61,493)	72	—	72
Change in other non-controlling interests		—	—	—	—	—	—	—	219,275	219,275

		—	(74,395)	—	60,426	—	(766,760)	(780,729)	219,275	(561,454)

Balance at December 31, 2017	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,791,680	32,820,220	883,397	33,703,617

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,791,680	32,820,220	883,397	33,703,617

Adoption effect of IFRS 9 and 15, net of tax (Note 51)		—	—	—	—	(277,011)	(251,854)	(528,865)	(3,155)	(532,020)
Balance at January 1, 2018 (adjusted)		2,645,053	423,921	9,887,335	(398,035)	(806,745)	20,539,826	32,291,355	880,242	33,171,597
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	3,156,722	3,156,722	41,543	3,198,265
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		—	—	—	—	179,793	—	179,793	1,305	181,098
Loss on financial instrument at fair value through profit or loss (overlay approach)		—	—	—	—	(54,333)	—	(54,333)	—	(54,333)
Foreign currency translation adjustments		—	—	—	—	20,465	—	20,465	(482)	19,983
Equity in other comprehensive income of associates		—	—	—	—	7,435	—	7,435	—	7,435
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(20,192)	—	(20,192)	—	(20,192)
Other comprehensive income of separate account		—	—	—	—	8,676	—	8,676	—	8,676
Remeasurements of defined benefit plans		—	—	—	—	(92,687)	—	(92,687)	(411)	(93,098)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	1,723	—	1,723	—	1,723

Total other comprehensive income		—	—	—	—	50,880	—	50,880	412	51,292

Total comprehensive income	~~W~~	—	—	—	—	50,880	3,156,722	3,207,602	41,955	3,249,557

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Other changes in equity
Dividends	~~W~~	—	—	—	—	—	(687,589)	(687,589)	—	(687,589)
Dividends to hybrid bonds		—	—	—	—	—	(40,357)	(40,357)	—	(40,357)
Issuance of hybrid bonds		—	1,107,838	—	—	—	—	1,107,838	—	1,107,838
Acquisition of treasury stock		—	—	—	(155,923)	—	—	(155,923)	—	(155,923)
Change in other capital adjustments		—	—	8,153	1,063	—	(6,517)	2,699	—	2,699
Change in other non-controlling interests		—	—	—	—	—	—	—	3,608	3,608

		—	1,107,838	8,153	(154,860)	—	(734,463)	226,668	3,608	230,276

Reclassification of OCI retained earnings		—	—	—	—	2,645	(2,645)	—	—	—

Balance at December 31, 2018	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430

Total comprehensive income for the year
Profit for the year		—	—	—	—	—	3,403,497	3,403,497	238,887	3,642,384
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		—	—	—	—	297,652	—	297,652	67,457	365,109
Gain on financial instrument at fair value through profit or loss (overlay approach)		—	—	—	—	150,678	—	150,678	12,289	162,967
Equity in other comprehensive income of associates		—	—	—	—	3,294	—	3,294	—	3,294
Foreign currency translation adjustments		—	—	—	—	104,388	—	104,388	1,383	105,771
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(15,960)	—	(15,960)	(2,629)	(18,589)
Other comprehensive income of separate account		—	—	—	—	10,427	—	10,427	—	10,427
Remeasurements of defined benefit plans		—	—	—	—	(54,850)	—	(54,850)	206	(54,644)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	(8,425)	—	(8,425)	—	(8,425)

Total other comprehensive income		—	—	—	—	487,204	—	487,204	78,706	565,910

Total comprehensive income	~~W~~	—	—	—	—	487,204	3,403,497	3,890,701	317,593	4,208,294

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Other changes in equity
Dividends	~~W~~	—	—	—	—	—	(753,041)	(753,041)	—	(753,041)
Dividends to hybrid bonds		—	—	—	—	—	(61,993)	(61,993)	—	(61,993)
Issuance of hybrid bonds		—	199,476	—	—	—	—	199,476	—	199,476
Issuance of convertible preferred shares		87,410	—	660,381	—	—	—	747,791	—	747,791
Acquisition of treasury stock		—	—	—	(444,077)	—	—	(444,077)	—	(444,077)
Change in other capital adjustments		—	—	9,484	(119,798)	—	(16,222)	(126,536)	—	(126,536)
Change in other non-controlling interests		—	—	—	—	—	—	—	1,509,037	1,509,037

		87,410	199,476	669,865	(563,875)	—	(831,256)	(438,380)	1,509,037	1,070,657

Reclassification of OCI retained earnings		—	—	—	—	5,860	(5,860)	—	—	—

Balance at December 31, 2019	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381

See accompanying notes to the consolidated financial statements.

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Notes	2017		2018	2019
Cash flows from operating activities
Profit before income taxes		~~W~~	3,797,608	4,466,610	4,911,508
Adjustments for:
Interest income	31		(11,798,654)	(13,572,456)	(15,707,362)
Interest expense	31		3,955,701	4,992,367	5,969,398
Dividend income	33		(257,306)	(87,826)	(82,158)
Net fees and commission expense			169,640	176,932	125,975
Net insurance loss			2,571,094	2,080,509	2,098,617
Net loss (gain) on financial instruments at fair value through profit or loss	34		—	66,455	(427,618)
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)	9		—	(74,944)	247,585
Net trading gain	35		(334,133)	—	—
Net foreign currency translation loss (gain)			(87,384)	377,632	147,952
Net loss (gain) on financial instrument designated at fair value through profit or loss (IFRS 9)	36		—	(382,667)	33,872
Net loss on financial instruments designated at fair value through profit or loss (IAS 39)	37		231,772	—	—
Net gain on disposal of financial asset at fair value through other comprehensive income	11		—	(20,554)	(152,278)
Net gain on disposal of available-for-sale financial assets			(499,187)	—	—
Net loss (gain) on disposal of securities at amortized cost	11		—	9	(66)
Provision for allowance for credit loss	38		—	747,877	980,692
Provision for credit losses	39		815,249	—	—
Impairment losses on other financial assets	39		198,299	—	—
Employee costs	25		232,709	155,672	188,313
Depreciation and amortization	40		253,344	301,916	677,152
Other operating expense (income)	42		602,027	(278,274)	305,781
Equity method income, net	15		(20,393)	(17,488)	(53,287)
Other non-operating expense (income), net	43		(29,080)	3,147	148,091

		~~W~~	(3,996,302)	(5,531,693)	(5,499,341)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Note	2017		2018	2019
Changes in assets and liabilities:
Cash and due from banks at amortized cost		~~W~~	—	6,024,743	(10,059,356)
Due from banks			(3,347,818)	—	—
Securities at fair value through profit or loss			—	(3,082,516)	(3,977,211)
Due from banks at fair value through profit or loss			—	(82,014)	73,904
Loans at fair value through profit or loss			—	(422,326)	(943,321)
Trading assets and liabilities			(1,706,990)	—	—
Financial asset designated at fair value through profit or loss (IFRS 9)			—	723,037	847,715
Financial instruments designated at fair value through profit or loss (IAS 39)			(1,300,760)	—	—
Derivative instruments			(488,706)	203,006	58,532
Loans at amortized cost			—	(27,547,413)	(18,831,825)
Loans			(19,232,732)	—	—
Other assets			(250,806)	(5,177,725)	(4,452,651)
Deposits			15,632,957	16,699,467	29,123,272
Liabilities for defined benefit obligations			(178,054)	(145,639)	(263,882)
Provisions			(69,584)	14,542	28,380
Other liabilities			4,845,053	174,590	7,851,505

			(6,097,440)	(12,618,248)	(544,938)

Income taxes paid			(664,286)	(850,696)	(1,130,148)
Interest received			11,425,960	13,208,601	15,200,114
Interest paid			(3,710,093)	(5,058,596)	(5,793,865)
Dividends received			265,887	63,826	35,716

Net cash provided by operating activities		~~W~~	1,021,334	(6,320,196)	7,179,046

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Notes	2017		2018	2019
Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	—	2,150,860	3,690,283
Increase in financial instruments at fair value through profit or loss			—	(3,290,960)	(6,712,873)
Proceeds from disposal of financial assets at fair value through other comprehensive income			—	27,074,948	36,334,241
Acquisition of financial assets at fair value through other comprehensive income			—	(27,037,290)	(46,908,632)
Proceeds from disposal of available-for-sale financial assets			29,638,281	—	—
Acquisition of available-for-sale financial assets			(34,703,066)	—	—
Proceeds from disposal of financial assets at amortized cost			—	2,093,506	6,722,627
Acquisition of financial assets at amortized cost			—	(5,836,342)	(12,209,898)
Proceeds from disposal of held-to-maturity financial assets			1,712,326	—	—
Acquisition of held-to-maturity financial assets			(7,033,310)	—	—
Proceeds from disposal of property and equipment	13,43		11,459	39,202	51,942
Acquisition of property and equipment	13		(155,186)	(142,933)	(270,386)
Proceeds from disposal of intangible assets	14,43		9,286	3,638	24,825
Acquisition of intangible assets	14		(111,257)	(157,160)	(318,930)
Proceeds from disposal of investments in associates			163,649	189,118	182,604
Acquisition of investments in associates			(380,213)	(227,914)	(669,341)
Proceeds from disposal of investment property	16,43		4,869	15,433	86,422
Acquisition of investment property	16		(2,125)	(115,333)	(2,774)
Proceeds from disposal of assets held for sale			10,466	4,498	137
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			85,616	67,039	19,303
Payment for settlement of hedging derivative financial instruments for available-for-sale financial assets			(27,629)	(26,653)	(195,900)
Business combination, net of cash acquired (used)	50		83,631	(4,498)	(2,246,932)
Other, net			(10,435)	(311,744)	(264,585)

Net cash used in investing activities		~~W~~	(10,703,638)	(5,512,585)	(22,687,867)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2017, 2018 and 2019

(In millions of won)	Note	2017		2018	2019
Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	224,466	1,107,838	199,476
Redemption of hybrid bonds			(300,000)	—	—
Net increase in borrowings			3,047,844	1,772,203	5,017,269
Proceeds from debt securities issued			20,006,957	26,487,712	31,083,390
Repayments of debt securities issued			(12,222,815)	(14,689,246)	(19,881,717)
Dividends paid			(706,565)	(714,705)	(830,772)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			65,220	10,675	1,694,362
Payment for settlement of hedging derivative financial instruments for debt securities issued			(6,509)	(16,832)	(1,716,320)
Acquisition of treasury stock			—	(151,993)	(444,077)
Increase in non-controlling interests			215,357	347	312,390
Redemption of lease liabilities			—	—	(269,362)
Issuance of convertible preferred shares			—	—	747,791
Other, net			8,498	528	(33,619)

Net cash provided by financing activities			10,332,453	13,806,527	15,878,811

Effect of exchange rate fluctuations on cash and cash equivalents held			(46,035)	(30,640)	29,428

Increase (decrease) in cash and cash equivalents			604,114	1,943,106	399,418

Cash and cash equivalents at beginning of year	47		5,632,536	6,236,650	8,179,756

Cash and cash equivalents at end of year	47	~~W~~	6,236,650	8,179,756	8,579,174

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

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2018 and 2019 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2018	2019
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp. (*2)	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Orange Life Insurance Co., Ltd. (*3)	”	”	—	59.2
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank (*4)	”	”	71.9	75.3
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Alternative Investment Management Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan DS	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Asia Trust Co., Ltd. (*5)	”	”	—	60.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
”	Shinhan REITs Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan AI Co., Ltd. (*6)	”	”	—	100.0
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Bank Cambodia	Cambodia	”	97.5	97.5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2018	2019
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	December 31	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	99.9	99.9
”	PT Bank Shinhan Indonesia	Indonesia	”	99.0	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	50.0
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	100.0
”	Shinhan Vietnam Finance (*7)	Vietnam	”	—	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	SHINHAN SECURITIES VIETNAM CO., LTD	Vietnam	”	100.0	100.0
”	PT. Shinhan Sekuritas Indonesia	Indonesia	”	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	”	”	75.0	75.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	”	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	”	100.0	100.0

(*1)

Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*2)	The controlling company has participated in issuing additional shares of Shinhan Investment Corp. amounting to ~~W~~660 billion for the year ended December 31, 2019.

(*3)

The Group entered into a share purchase agreement to acquire a 59.15% stake in Orange Life Insurance Co., Ltd. for the years ended December 31, 2018, and the effective stake increased to 60.24% due to the acquisition of treasury shares by Orange Life Insurance Co. Ltd. for the years ended December 31, 2019.

(*4)	The Group purchased 1,100,000 shares of Jeju Bank from the Group’s largest shareholder, the National Pension Service for the year ended December 31, 2019.

(*5)	The Group acquired 60.00% stake in Asia Trust Co., Ltd. for the year ended December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity (continued)

(*6)

Shinhan AI Co., Ltd. is a subsidiary newly invested for the year ended December 31, 2019. The controlling company has participated in issuing additional shares of Shinhan AI Co., Ltd. shares amounting to ~~W~~40 billion.

(*7)	The Group acquired 100% stake in Vietnam-based Prudential Vietnam Finance Co., Ltd. for the year ended December 31, 2019 and changed the name of corporate to Shinhan Vietnam Finance Co., Ltd.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 196 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 111 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*)	The Group provides ABCP credit contribution (purchase agreements) of ~~W~~3,901,421 million for the purpose of credit enhancement of structured companies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 5, 2020, which were submitted for approval to the stockholder’s meeting to be held on March 26, 2020.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value

•	financial instruments at fair value through profit or loss measured at fair value

•	other comprehensive income at fair values measured at fair value

•	liabilities for cash-settled share-based payment arrangements measured at fair value

•	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk recognized in profit or loss

•	liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and presentation currency

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

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018 except for the main sources of critical judgments and estimated uncertainties related to the adoption of IFRS 16 ‘Leases’ described in Note 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation (continued)

(e)	Change in accounting policy

Except for the following new standard, which has been applied from January 1, 2019, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018. There are other new standards applied from January 1, 2019, which does not have a significant impact to the Group’s financial statements.

i) IFRS 16, ‘Leases’

IFRS 16, published on May 22, 2017, replaces existing standards including IAS 17, ‘Leases’, IFRIC 4, ‘Determining whether an Arrangement contains a Lease’, IFRIC 15, ‘Operating Leases – Incentives’ and IFRIC 27, ’Evaluating the Substance of Transactions Involving the Legal Form of a Lease’.

The Group has applied IFRS 16 from the year beginning on January 1, 2019, the date of initial application.

At the commencement date of the lease, the Group assesses whether the contract is, or contains, a lease, and assessed whether the contract was, or contained, a lease in accordance with IFRS 16 at the date of initial application. For a contract that is, or contains, a lease, a lessee or a lessor shall account for each lease component within the contract as a lease separately from non-lease components (hereinafter called ‘non-lease components’) of the contract.

A lessee shall recognize a lease right-of-use asset, which indicates an asset that represents a lessee’s right to use an underlying asset (leased asset) for the lease term, and a lease liability, which indicates obligation to make lease payments. However, a lessee may elect not to apply the requirements to short-term leases and leases for which the underlying asset is of low value. Also, the Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases applying IAS 17.

•	Elects not to apply the requirements to recognize lease right-of-use assets and lease liabilities to leases for which the lease term ends within 12 months of the date of initial application.

•	Excludes initial direct costs from the measurements of the lease right-of-use assets at the date of initial application.

•	If the contract contains an option to extend or terminate the lease, hindsight is used to determine the lease term

As a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The accounting treatment as a lessor did not change significantly from the one under IAS 17.

The accumulated effect on retained earnings from initial application of IFRS 16 was zero, and the comparative financial information presented has applied IAS 17 and the related Interpretations as previously reported and has not been retrospectively restated. The transition effects arising from changes in accounting policies are explained in Note 51.

On December 16, 2019, the IFRS Interpretations Committee published the agenda decision on ‘Lease term and useful life of leasehold improvements’ that the entity should consider all economic penalties for the termination of the lease in the determination of the enforceable period. The Group is analyzing the impact of changes in accounting policies of determination of the enforceable period on the consolidated financial

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation (continued)

statements, and plans to reflect the impact on the consolidated financial statements when the analysis is completed.

ii) IFRS 9, ‘Financial Instruments’, IFRS 7, ‘Financial Instruments: Disclosures’ Revision

The interest rate index reform has added an exception that allows hedge accounting to be applied while uncertainty exists. In a hedging relationship, the assume that the interest rate index that is the underlying variable of cash flows does not change to the interest rate index reform when reviewing the probability of occurrence and the prospective assessment of the effectiveness of the hedge. For hedges of non-contractually specified interest rate risk components, the requirement that the hedged risk should be separately identifiable applies only at the inception of the hedging relationship. Through the interest rate index reform, this application of exception is ended when the timing and amount of cash flows based on the interest rate index will no longer appear, or the hedging relationship is discontinued. These amendments take effect on 1 January 2020 but have been applied early as early entry is allowed. A significant interest rate indicator for hedging relationships is LIBOR and CD rates. The subject affected by this amendment is derivatives of Note 10.

3.	Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2019, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019 and have mentioned on the note 2.

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

①	Financial assets at amortized cost

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

②	Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for allowance for credit loss’ in the consolidated statement of comprehensive income, respectively.

③	Financial assets at FVTPL

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

① Fair value hedge

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

② Cash flow hedge

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

③ Net investment hedge

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

ii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iii) Unobservable valuation differences at initial recognition

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

The Group recognizes allowance for credit loss for debt instruments measured at amortized cost and fair value through other comprehensive income, and lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and allowance for credit loss for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Allowance for credit loss
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as an allowance for credit loss for purchased or originated credit-impaired financial assets. The total period refers to the expected life span of the financial instrument up to the contract expiration date.

i) Reflection of forward-looking information

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

ii) Measurement of amortization cost regarding the expected credit loss of financial assets

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

Expected credit losses are deducted using the allowance for credit loss account and are written off if the financial assets were not recoverable. The allowance for credit loss is increased when the written-off loan receivables are subsequently collected and changes in the allowance for credit loss are recognized in profit or loss.

iii) Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for credit loss are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income – fair value, the allowance for credit loss is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

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

(o)	Leased assets – policy applicable from January 1, 2019

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles, and the each lease contract is negotiated individually and includes a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes the right-of-use assets and the lease liabilities. Each lease payment is allocated to payment for the principal portion of the lease liability and financial costs. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as financial costs. Right-of-use assets are depreciated using a straight-line method from the commencement date over the lease term.

Lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date of the lease, and the lease payments included in the measurement of the liabilities consist of the following payments:

•	Fixed payments (including in-substance fixed payments, less any lease incentives receivable)

•	Variable lease payments depending on the index or rate

•	Amounts expected to be paid by the lessee under the residual value guarantee

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option

•	Extended Lease payments in an optional renewal period if the lesses is reasonably certain to that they will exercise the extension option

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

If the interest rate implicit in the lease is readily determined, the lease payments are discounted by the rate; if the rate is not readily determined, the lessee’s incremental borrowing rate is used.

The cost of the right-of-use assets comprise:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date (less any lease incentives received)

•	Any initial direct costs incurred by the lessee

•

An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

Lease payments related to short-term leases or low-value assets are recognized as current expenses over the lease term using the straight-line method. A short-term lease is a lease that has a lease term of 12 months or less, and the low-value assets lease is a lease of which the underlying asset value is not more than ~~W~~6 million.

Extension and termination options are included in a number of real estate lease contracts of the Group. In determining the lease term, management considers all relevant facts and circumstances that create an economic incentive not to exercise the options. The periods covered by, a) an option to extend the lease if the lessee is reasonably certain to exercise that option, or b) an option to terminate the lease if the lessee is reasonably certain not to exercise that option, is included when determining the lease term. The Group reassesses whether the Group is reasonably certain to exercise the extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee, and affects whether the lessee is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

ii) Accounting treatment as the lessor

The Group leases out to lessees various tangible assets, including vehicles under operating and finance lease contracts, and the each lease contract is negotiated individually and includes a variety of terms and conditions. The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

For finance leases, the Group recognizes them as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying amount of the leasing asset as of the commencement date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group’s net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

For operating leases, the Group recognizes the lease payments as income on straight-line basis, and adds the lease initial direct costs incurred during negotiation and contract phase of the operating lease to the carrying amount of the underlying asset. In addition, the depreciation policy of operating lease assets is consistent with the Group’s depreciation policy of other similar assets.

(p)	Leased assets – policy applicable before January 1, 2019

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

(q)	Assets held for sale

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

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with IAS 36 ‘Impairment of Assets’.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(r)	Impairment of non-financial assets

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

(s)	Non-derivative financial liabilities – policy applicable from January 1, 2018

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

(t)	Non-derivative financial liabilities – policy applicable before January 1, 2018

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

(u)	Foreign currencies

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

(v)	Equity capital

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

(w)	Employee benefits

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

(x)	Share-based payment transactions

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

(y)	Provisions

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

Provisions shall be used only for expenditures for which the provisions are originally recognized.

(z)	Financial guarantee contract – policy applicable from January 1, 2018

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

After initial recognition, financial guarantee contracts are measured at the higher of:

•	Loss allowance in accordance with IFRS 9, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15, ‘Revenue from Contracts with Customers’

(aa)	Financial guarantee contract – policy applicable before January 1, 2018

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

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with IAS 18, ‘Revenue’

(ab)	Insurance contracts

i) Investment contract liabilities, including insurance contract liabilities and discretionary dividend factors

The group establishes liability reserves in accordance with the Insurance Business Law and the related regulations. The reserves are calculated according to the insurance policy, insurance premiums and liability reserve calculation method. The main contents are as follows.

i-1) Premium reserves

The present value of the premiums payable to the policy holders after the balance sheet date is the present value of the net premium to be paid after the end of the reporting period. The amount is deducted from the value.

i-2) Unpaid premium reserves

As of the end of the reporting period, premiums that have paid due are calculated based on premiums and the liability reserve calculation method.

i-3) Guarantee reserves

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

Average of the amount deducted from the appropriateness of the liability reserve calculated by excluding the guarantee option from the appropriateness evaluation of the liability reserve calculated by including the guarantee option for each interest rate scenario

ii)

The amount of compensation (including annulment contract) against the guarantee received from the policy holder by the rate applied at the premium calculation in the insurance premium and liability reserve calculation method

i-4) Reserve for outstanding claims

As of the end of the reporting period, the Group has accrued the amount for which the reason for the payment of insurance claims, etc. has been incurred and the amount of the claim payment has not been paid yet due to the dispute or lawsuit related to the insurance settlement. In addition, the Group recognizes unrecognized losses based on historical experience.

i-5) Reserves for participating policyholders’ dividends

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

However, insurance sold before October 1, 1997 is applied to the deduction of unearned premiums at the end of the year when the expected interest rate by the insurance product is less than the dividend standard rate

i-6) Reserve for interest dividends

In order to cover the policyholder dividend in the future, the amount is accumulated in accordance with the laws and regulations and the insurance contracts.

i-7) Reserve for dividend insurance loss reserve

In accordance with the regulations set by the supervisory authority, dividend insurance profit is accumulated within 30/100 of the contractor’s stake. The reserve loss for dividend insurance shall be preserved at the end of the reporting period and shall be used as the policyholder dividend source for the individual contractor.

ii) Contractor’s equity adjustment

The Group classifies the gains and losses on available-for-sale financial assets as of the end of the reporting period as contractor’s equity and shareholder’s equity based on the ratio of the average liability reserves of the dividend and non-dividend policies for the fiscal year.

iii) Evaluation of debt appropriateness

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

iv) Reinsurance assets

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

v) Deferred acquisition cost

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

(ac)	Recognition of revenues and expenses

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

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

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

①	Fees that are an integral part of the effective interest rate of a financial instrument

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

②	Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

③	Fees that are earned on the execution of a significant act

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

(ad)	Revenue from Contracts with Customers – policy applicable from January 1, 2018

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

(ae)	Customer loyalty system – policy applicable before January 1, 2018

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

(af)	Income tax

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

Because of the tax polices taken by the Group, tax uncertainties arise from the complexity of transactions and differences in tax law analysis. Also, it arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities’ tax amount. The Group paid the tax amount by the tax authorities in accordance with IFRIC 23. However, it will be recognized as the corporate tax assets if there is a high possibility of a refund in the future. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

(ag)	Accounting for trust accounts

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

(ah)	Earnings per share

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

(ai)	Issued/Amended Accounting Standards that are not applied

The following issued/amended standards have been published but have not yet been effective during the fiscal year beginning January 1, 2019. Hence, the Group did not apply the following issued/amended standards in preparing financial statements:

i) IAS 1 ‘Presentation of Financial Statements’ and IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ amended

The definition of materiality has been clarified, and the feature of information users is taken into account when determining the information to be disclosed and the effects of immaterial information as well as omission or misstatement of material information when determining materiality. This amendment is effective for annual periods beginning on or after January 1, 2020. The Group expects that the amendment will not have a material impact on its financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

ii) IFRS 3 ‘Business Combination’

The amended definition of business requires that the inputs that have the ability to create outputs and substantial process to be included in the assessment of acquired businesses and the collection of assembled assets, excluding economic benefits from cost reduction. In addition, if the fair value of most of the total assets acquired is concentrated in a single identifiable asset or a set of assets, an optional concentration test has been added that determines that the acquired activities and sets of assets are not a business but assets or a set of assets. This amendment is effective for annual periods beginning on or after January 1, 2020. The Group expects that the amendment will not have a material impact on its financial statements.

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

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manages detailed risk limits such as risk, department, desk and product types.

①	Group Risk Management Committee

The Group establish the risk management system for the Group and each of its subsidiaries, and comprehensively manage group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group

The resolution of the Committee is as follows:

•	Establish risk management basic policy in line with management strategy

•	Determine the level of risk that can be assumed by the Group and each subsidiary

•	Appropriate investment limit or loss allowance limit

•	Enacted and revised the Group Risk Management Regulations and the Group Risk Council Regulations

•	Matters concerning risk management organization structure and division of duties

•	Matters concerning the operation of the risk management system;

•	Matters concerning the establishment of various limits and approval of limits

•	Decisions on approval of the FSS’s internal rating law for non-retail and retail credit rating systems

•	Matters concerning risk disclosure policy

•	Analysis of crisis situation, related capital management plan and financing plan

•	Matters deemed necessary by the board of directors

•	Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines

•	Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

②	Group Risk Management Council

In order to maintain the Group’s risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group’s risk management officer and consist of the risk management officers of major subsidiaries. However, if the subsidiary’s risk management officer is not an executive, the chief executive officer of risk management may attend.

iii) Group Risk Management System

①	Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to control risk to an appropriate level.

②	Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group’s business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dash Board is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes (news) of assets for each subsidiary. If necessary, the Group take preemptive risk management to establish and implement countermeasures.

③	Risk Reviewing

When conducting new product / new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and support rational decision making. The subsidiary’s risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. After consultation, the Group conduct risk reviews.

④	Risk management

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

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for credit loss. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel III requirements.

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

Key macroeconomic variables	Correlation with credit risk
Economic growth	Negative
Consumer price index	Positive
Benchmark rate	Positive
3-year Korea Treasury Bond	Positive
3-year Corporate Bond	Positive
KOSPI	Negative

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

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

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

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2018 and December 31, 2019 are as follows:

	2018		2019
Due from banks and loans at amortized cost (*1)(*2):
Banks	~~W~~	17,935,816	12,950,561
Retail		136,499,558	152,840,826
Government		6,517,215	19,461,567
Corporations		131,795,992	140,718,619
Card receivable		21,592,287	23,114,264

		314,340,868	349,085,837

Deposits and loans at FVTPL (*1)(*2)
Bank		890,660	897,525
Corporations		1,189,190	2,154,821

		2,079,850	3,052,346

Securities measured at FVTPL (*3)		40,289,846	48,512,857
Securities measured at fair value – OCI		37,677,646	58,573,094
Securities measured at amortized cost		28,478,136	45,582,065
Derivative assets		1,793,613	2,829,274
Other financial assets (*1)(*4)		16,837,141	17,477,778
Financial guarantee contracts		4,413,874	4,698,558
Loan commitments and other credit liabilities		165,399,937	177,660,547

	~~W~~	611,310,911	707,472,356

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are recorded as net of allowances.
(*2)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*3)	Financial asset at fair value through profit or loss comprise debt securities at fair value through profit of loss, gold deposits.
(*4)

Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

iii) The maximum amount of exposure to credit risk by type of collateral of held financial instruments as of December 31, 2018 and 2019 is as follows:

	2018
	12 months Expected credit loss		Life time expected credit loss		Total
Classification			Not recognized	Recognized
Guarantee	~~W~~	13,608,254	3,870,047	61,623	17,539,924
Deposits and Savings		1,016,391	241,567	1,379	1,259,337
Property and equipment		1,051,573	244,571	18,766	1,314,910
Real estate		119,174,347	13,856,638	281,943	133,312,928
Securities		3,460,263	105,397	—	3,565,660
Other		2,593,792	28	218	2,594,038

Total	~~W~~	140,904,620	18,318,248	363,929	159,586,797

	2019
	12 months Expected credit loss		Life time expected credit loss		Total
Classification			Not recognized	Recognized
Guarantee	~~W~~	12,232,197	3,756,006	64,386	16,052,589
Deposits and Savings		1,058,353	266,407	2,437	1,327,197
Property and equipment		1,021,002	307,502	12,840	1,341,344
Real estate		128,098,318	14,932,637	370,361	143,401,316
Securities		3,340,337	137,105	—	3,477,442
Other		5,035,192	4,437	364	5,039,993

Total	~~W~~	150,785,399	19,404,094	450,388	170,639,881

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

iv) Impairment information by credit risk of financial assets

•	Allowance for credit loss of financial assets as of December 31, 2018 and 2019 are as follows:

	2018
	12 months expected credit loss			Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1 (*1)		Grade 2 (*1)	Grade 1 (*1)	Grade 2 (*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	16,873,064	980,673	94,866	11,493	—	17,960,096	(24,280)	17,935,816	55,008
Retail		122,318,451	6,122,202	4,991,709	3,103,779	402,975	136,939,116	(439,558)	136,499,558	81,216,489
Government		6,474,219	2,399	45,871	—	—	6,522,489	(5,274)	6,517,215	17,050
Corporations		82,476,923	28,445,914	9,800,260	11,659,375	882,394	133,264,866	(1,468,874)	131,795,992	74,069,579
Card receivable		16,129,536	2,022,525	1,791,147	2,039,390	411,595	22,394,193	(801,906)	21,592,287	7,599

		244,272,193	37,573,713	16,723,853	16,814,037	1,696,964	317,080,760	(2,739,892)	314,340,868	155,365,725

Securities at fair value through other comprehensive income (*2)		30,705,879	6,865,937	—	105,830	—	37,677,646	—	37,677,646	—
Securities at amortized cost		27,661,749	803,174	22,474	—	—	28,487,397	(9,261)	28,478,136	—

	~~W~~	302,639,821	45,242,824	16,746,327	16,919,867	1,696,964	383,245,803	(2,749,153)	380,496,650	155,365,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
	12 months expected credit loss			Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1 (*1)		Grade 2 (*1)	Grade 1 (*1)	Grade 2 (*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,703,863	1,179,294	77,675	1,804	—	12,962,636	(12,075)	12,950,561	57,087
Retail		136,124,712	7,443,675	5,694,210	3,608,216	476,897	153,347,710	(506,884)	152,840,826	87,826,564
Government		19,274,854	111,987	80,648	—	—	19,467,489	(5,922)	19,461,567	—
Corporations		85,202,285	32,112,103	10,219,343	13,546,622	956,772	142,037,125	(1,318,506)	140,718,619	77,732,792
Card receivable		17,161,184	2,249,276	1,879,073	2,233,942	444,311	23,967,786	(853,522)	23,114,264	8,728

		269,466,898	43,096,335	17,950,949	19,390,584	1,877,980	351,782,746	(2,696,909)	349,085,837	165,625,171

Securities at fair value through other comprehensive income (*2)		49,276,299	9,057,701	—	239,094	—	58,573,094	—	58,573,094	—
Securities at amortized cost		44,296,882	1,271,681	23,272	—	—	45,591,835	(9,770)	45,582,065	—

	~~W~~	363,040,079	53,425,717	17,974,221	19,629,678	1,877,980	455,947,675	(2,706,679)	453,240,996	165,625,171

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2)	As of December 31, 2018 and 2019, allowance for credit loss for securities at fair value through other comprehensive income amounted to ~~W~~26,084 million and ~~W~~28,236 million, respectively.

v) Credit risk exposures per credit grade of off-balance items

•	Credit risk exposures per credit grade of off-balance items as of December 31, 2018 and 2019 are as follows:

	2018
	Grade 1 (*1)		Grade 2 (*1)	Impaired	Total
Financial guarantee:
12 months expected credit loss	~~W~~	2,137,695	1,975,877	—	4,113,572
Life time expected credit loss		146,236	152,277	—	298,513
Impaired		—	—	1,789	1,789

		2,283,931	2,128,154	1,789	4,413,874

Loan commitment and other credit line
12 months expected credit loss		137,920,323	19,044,745	—	156,965,068
Life time expected credit loss		6,636,365	1,787,965	—	8,424,330
Impaired		—	—	10,539	10,539

		144,556,688	20,832,710	10,539	165,399,937

	~~W~~	146,840,619	22,960,864	12,328	169,813,811

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
	Grade 1 (*1)		Grade 2 (*1)	Impaired	Total
Financial guarantee:
12 months expected credit loss	~~W~~	2,805,417	1,495,091	—	4,300,508
Life time expected credit loss		248,544	148,696	—	397,240
Impaired		—	—	810	810

		3,053,961	1,643,787	810	4,698,558

Loan commitment and other credit line
12 months expected credit loss		146,010,944	21,044,977	—	167,055,921
Life time expected credit loss		7,850,945	2,730,143	—	10,581,088
Impaired		—	—	23,538	23,538

		153,861,889	23,775,120	23,538	177,660,547

	~~W~~	156,915,850	25,418,907	24,348	182,359,105

(*1)	The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

vi) Credit risk exposures per credit quality of derivative assets

Credit quality of derivative assets as of December 31, 2018 and 2019 are as follows:

	2018		2019
Grade 1	~~W~~	1,687,005	2,377,548
Grade 2		106,608	451,726

	~~W~~	1,793,613	2,829,274

(*)	Credit quality of derivative assets was classified based on the internal credit ratings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

vii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2018 and 2019 are as follows:

	2018
	Korea		USA	England	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	8,996,272	1,712,675	462,540	640,895	213,399	947,315	3,221,442	1,741,278	17,935,816
Retail		130,034,683	359,668	4,432	3,440,623	2,151	1,031,299	974,568	652,134	136,499,558
Government		4,257,877	499,742	—	750,676	108,667	182,822	546,597	170,834	6,517,215
Corporations		116,621,693	2,707,273	109,295	2,578,989	96,468	1,846,470	2,621,744	5,214,060	131,795,992
Card		21,453,128	8,435	301	2,107	208	92,992	20,785	14,331	21,592,287

		281,363,653	5,287,793	576,568	7,413,290	420,893	4,100,898	7,385,136	7,792,637	314,340,868

Deposits and loans at FVTPL
Bank		186,465	704,195	—	—	—	—	—	—	890,660
Corporations		1,189,190	—	—	—	—	—	—	—	1,189,190

		1,375,655	704,195	—	—	—	—	—	—	2,079,850

Securities measured at FVTPL		38,782,201	973,716	163,658	28,062	11,507	20,740	104,853	205,109	40,289,846
Securities at FVOCI		34,667,702	1,209,756	21,749	197,234	46,417	392,668	616,143	525,977	37,677,646
Securities at amortized cost		26,053,245	1,048,909	—	68,594	—	360,953	34,923	911,512	28,478,136

	~~W~~	382,242,456	9,224,369	761,975	7,707,180	478,817	4,875,259	8,141,055	9,435,235	422,866,346

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*)	The following accounts are the net carrying value less provision for doubtful accounts.

	2019
	Korea		USA	England	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	5,124,738	1,263,568	423,788	289,233	203,166	1,068,822	2,816,320	1,760,926	12,950,561
Retail		144,700,885	371,602	5,444	3,888,964	1,548	1,612,761	1,211,857	1,047,765	152,840,826
Government		16,805,176	529,096	—	1,080,381	—	140,960	445,526	460,428	19,461,567
Corporations		122,926,428	3,116,777	187,856	3,403,806	99,083	2,140,573	2,758,888	6,085,208	140,718,619
Card		22,916,799	9,068	321	2,233	214	141,844	25,513	18,272	23,114,264

		312,474,026	5,290,111	617,409	8,664,617	304,011	5,104,960	7,258,104	9,372,599	349,085,837

Deposits and loans at FVTPL
Bank		177,713	719,812	—	—	—	—	—	—	897,525
Corporations		2,146,949	—	—	—	—	—	—	7,872	2,154,821

		2,324,662	719,812	—	—	—	—	—	7,872	3,052,346

Securities measured at FVTPL		45,635,765	1,662,249	194,591	49,067	6,346	21,625	220,837	722,377	48,512,857
Securities at FVOCI		53,939,143	1,955,627	97,710	195,165	93,769	294,095	798,068	1,199,517	58,573,094
Securities at amortized cost		42,927,646	769,884	—	163,112	—	604,019	40,741	1,076,663	45,582,065

	~~W~~	457,301,242	10,397,683	909,710	9,071,961	404,126	6,024,699	8,317,750	12,379,028	504,806,199

(*)	The following accounts are the net carrying value less provision for doubtful accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

viii) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2018 and 2019 are as follows:

	2018
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	17,579,099	2,219	—	300	—	—	354,198	—	17,935,816
Retail		—	—	—	—	—	—	—	136,499,558	136,499,558
Government		6,385,776	—	—	2,795	—	—	128,644	—	6,517,215
Corporations		8,456,599	43,957,565	17,420,532	27,009,286	3,272,406	5,610,146	26,066,753	2,705	131,795,992
Card receivable		36,343	210,324	169,070	43,236	42,209	23,506	20,968,820	98,779	21,592,287

		32,457,817	44,170,108	17,589,602	27,055,617	3,314,615	5,633,652	47,518,415	136,601,042	314,340,868

Due from banks and loans at FVTPL:
Banks		870,656	—	—	20,004	—	—	—	—	890,660
Corporations		554,832	213,715	209,631	2,593	1,621	900	205,898	—	1,189,190

		1,425,488	213,715	209,631	22,597	1,621	900	205,898	—	2,079,850

Securities at fair value through profit or loss		25,067,491	1,646,132	1,185,571	342,124	208,455	60,829	11,779,244	—	40,289,846
Securities at fair value through other comprehensive income		22,436,768	1,695,624	302,789	480,979	480,585	—	12,280,901	—	37,677,646
Securities at amortized cost		6,634,975	99,437	—	775,580	595,334	—	20,372,810	—	28,478,136

	~~W~~	88,022,539	47,825,016	19,287,593	28,676,897	4,600,610	5,695,381	92,157,268	136,601,042	422,866,346

(*)	The following accounts are the net carrying value less provision for doubtful accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,461,379	—	—	—	—	—	489,182	—	12,950,561
Retail		—	—	—	—	—	—	—	152,840,826	152,840,826
Government		19,342,308	—	—	2,295	—	—	116,964	—	19,461,567
Corporations		9,456,194	44,781,794	17,004,407	30,029,000	3,485,602	6,003,383	29,958,239	—	140,718,619
Card receivable		39,003	212,863	170,873	49,000	41,664	23,397	22,427,544	149,920	23,114,264

		41,298,884	44,994,657	17,175,280	30,080,295	3,527,266	6,026,780	52,991,929	152,990,746	349,085,837

Due from banks and loans at FVTPL:
Banks		897,525	—	—	—	—	—	—	—	897,525
Corporations		1,301,066	505,198	120,636	7,872	3,500	900	215,649	—	2,154,821

		2,198,591	505,198	120,636	7,872	3,500	900	215,649	—	3,052,346

Securities at fair value through profit or loss		29,826,338	2,466,874	1,112,688	350,720	262,183	75,152	14,418,902	—	48,512,857
Securities at fair value through other comprehensive income		28,673,958	3,500,514	673,614	807,274	1,164,947	12,889	23,739,898	—	58,573,094
Securities at amortized cost		9,930,409	49,876	—	884,072	1,076,086	—	33,641,622	—	45,582,065

	~~W~~	111,928,180	51,517,119	19,082,218	32,130,233	6,033,982	6,115,721	125,008,000	152,990,746	504,806,199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to fluctuations in market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risks within a certain level. To that end, the Group sets and operates the VaR limit, investment limit, position limit, sensitivity limit, and loss limit from portfolio to individual desks. These limits are managed daily by the Risk Management Department independent of Operation Department. Trading position refers to securities, foreign exchange position and derivative financial instruments held for the purpose of short-term trading profit. VaR is the representative method for measuring market risk and is a statistical measure of maximum potential loss that can be caused by changes in market conditions. VaR calculates the market risk amount of the standard method by using TRMS, and Shinhan Bank and Shinhan Investment Corp. use own internal model of market risk calculation system.

The Group conducts stress test to supplement risk measurements by statistical method and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99% confidence level-based VaR. Trading position data is automatically interfaced into measurement system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2018 and 2019 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2018
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	425,235	453,644	403,195	453,644
Stock price		201,408	227,167	143,238	143,238
Foreign exchange		143,202	174,702	124,292	139,617
Commodity		6,250	9,026	4,501	6,343
Option volatility		34,334	56,834	22,045	56,834

	~~W~~	810,429	921,373	697,271	799,676

	2019
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	508,039	527,349	479,121	504,948
Stock price		191,019	210,589	162,595	210,589
Foreign exchange		143,317	151,779	138,543	139,562
Commodity		7,691	10,558	4,953	10,558
Option volatility		57,972	74,892	39,591	67,160

	~~W~~	908,038	975,167	824,803	932,817

i-3) Shinhan Bank

The analyses of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	22,559	29,748	16,194	18,797
Stock price		12,118	25,701	1,976	22,212
Foreign exchange (*)		39,282	45,738	34,162	34,294
Option volatility		131	511	30	261
Commodity		17	61	—	24
Portfolio diversification					(21,298)

	~~W~~	43,957	57,462	38,026	54,290

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	21,208	32,430	12,709	28,313
Stock price		18,136	49,424	8,171	15,386
Foreign exchange (*)		24,727	29,085	22,259	25,910
Option volatility		161	325	60	212
Commodity		15	104	—	10
Portfolio diversification					(21,879)

	~~W~~	47,925	81,553	31,482	47,952

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

i-4) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31 2018, and 2019, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2018
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	1,257	1,972	768	1,269

	2019
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	1,417	2,000	1,000	2,000

(*)	Foreign subsidiaries are excluded from the calculation

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i-5) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	7,563	14,314	3,656	7,321
Stock price		64,107	103,846	6,202	43,748
Foreign exchange		5,992	13,798	154	154
Option volatility		9,200	31,810	2,195	31,810
Portfolio diversification					(1,375)

	~~W~~	74,821	128,261	11,174	81,658

	2019
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	13,725	20,857	5,671	11,946
Stock price		31,330	74,421	15,449	25,691
Foreign exchange		4,107	37,970	368	4,369
Option volatility		9,889	31,711	2,504	9,876
Portfolio diversification					(15,150)

	~~W~~	38,262	85,597	5,780	36,732

i-6)	Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the year ended December 31, 2018 and 2019 are as follows:

	2018
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	2,994	6,410	260	293
Stock price		4,084	4,933	2,030	4,793
Foreign exchange		1,111	2,825	40	352
Option volatility		824	4,916	89	106

	~~W~~	9,013	19,084	2,419	5,544

	2019
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	1,853	8,856	313	600
Stock price		5,015	6,520	4,374	4,978
Foreign exchange		1,581	3,434	3	2,050
Option volatility		316	632	124	472

	~~W~~	8,765	19,442	4,814	8,100

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i-7)	Orange Life Insurance Co., Ltd.

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Orange Life Insurance as of and for the year ended December 31, 2019 are as follows:

	2019
	Average		Maximum	Minimum	December 31
Foreign exchange	~~W~~	18,578	23,614	12,577	16,710

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group’s financial position. Through the interest rate risk management, changes in net interest income or net asset value arising from interest rate fluctuations are anticipated by early forecasting changes in interest rate risks related to net interest income and net asset value.

ii-2) Managements

Shinhan Financial Group’s major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates. The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR.

The Basel III-based IRRBB measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models, and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ Steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario was applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as ΔEVE (Economic Value of Equity) and Δ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiate by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits.

Non-trading positions for interest rate VaR and EaR as of December 31, 2018 and 2019 are as follows:

ii-3) Shinhan Bank

	2018		2019
ΔEVE (*1)	~~W~~	930,461	369,944
ΔNII (*2)		405,501	161,385

ii-4) Shinhan Card

	2018		2019
ΔEVE (*1)	~~W~~	773,293	696,505
ΔNII (*2)		501,272	554,499

ii-5) Shinhan Investment

	2018		2019
ΔEVE (*1)	~~W~~	82,568	77,436
ΔNII (*2)		72,906	127,476

ii-6) Shinhan Life Insurance

	2018		2019
ΔEVE (*1)	~~W~~	5,268,879	4,831,042
ΔNII (*2)		67,638	77,000

ii-7) Orange Life Insurance Co., Ltd.

	2019
ΔEVE (*1)	~~W~~	2,800,603
ΔNII (*2)		46,372

(*1)

ΔEVE is the economic value of equity capital that can arise from changes in interest rates that affect the present value of assets, liabilities and off-balance sheet items by using the Basel III standard based IRRBB method.

(*2)	ΔNII is the change in net interest income that can occur over the next year due to changes in interest rates by using the Basel III standard based IRRBB method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

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

Foreign currency denominated assets and liabilities as of December 31, 2018 and 2019 are as follows:

	2018
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,797,714	1,216,221	259,631	1,595,799	1,654,668	9,524,033
Due from banks at FVTPL		704,195	—	—	—	—	704,195
Loan receivables measured at FVTPL		347,966	3,430	4,127	—	—	355,523
Loan at amortized cost		16,301,367	6,862,146	1,275,174	3,496,937	5,934,670	33,870,294
Securities at FVTPL		3,812,541	998	81,300	—	313,750	4,208,589
Derivative assets		133,197	285	2,299	406	11,875	148,062
Securities at FVOCI		3,209,293	125,512	—	357,682	728,456	4,420,943
Securities at amortized cost		1,405,775	128,512	—	34,955	1,175,733	2,744,975
Other financial assets		2,958,609	135,984	70,321	456,405	357,856	3,979,175

	~~W~~	33,670,657	8,473,088	1,692,852	5,942,184	10,177,008	59,955,789

Liabilities:
Deposits	~~W~~	13,333,500	7,217,318	727,291	4,565,067	5,232,529	31,075,705
Financial liabilities at FVTPL		4,389	—	—	—	458,934	463,323
Derivative liabilities		172,556	—	1,914	2,089	4,892	181,451
Borrowings		6,287,797	446,102	280,949	395,719	173,731	7,584,298
Debt securities issued		6,168,615	317,125	293,708	—	1,715,780	8,495,228
Financial liabilities designated at FVTPL		1,168,024	—	—	—	—	1,168,024
Other financial liabilities		2,684,717	192,161	125,434	573,544	548,754	4,124,610

	~~W~~	29,819,598	8,172,706	1,429,296	5,536,419	8,134,620	53,092,639

Net assets	~~W~~	3,851,059	300,382	263,556	405,765	2,042,388	6,863,150
Off-balance derivative exposure		(2,056,586)	(157,445)	(217,232)	(34,986)	(164,797)	(2,631,046)

Net position	~~W~~	1,794,473	142,937	46,324	370,779	1,877,591	4,232,104

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,235,225	1,532,661	354,686	1,714,524	1,715,443	9,552,539
Due from banks at FVTPL		719,812	—	—	—	—	719,812
Loan receivables measured at FVTPL		479,950	—	7,872	—	—	487,822
Loan at amortized cost		18,275,153	8,256,756	955,836	3,350,557	7,960,731	38,799,033
Securities at FVTPL		5,391,450	32,565	303,917	—	357,018	6,084,950
Derivative assets		342,120	1,403	16,922	391	80,506	441,342
Securities at FVOCI		4,775,714	83,713	337,573	436,236	917,335	6,550,571
Securities at amortized cost		1,392,901	183,133	67,080	40,769	1,482,574	3,166,457
Other financial assets		3,176,509	136,419	171,080	380,955	462,734	4,327,697

	~~W~~	38,788,834	10,226,650	2,214,966	5,923,432	12,976,341	70,130,223

Liabilities:
Deposits	~~W~~	14,658,624	9,057,393	843,946	4,426,507	6,906,741	35,893,211
Financial liabilities at FVTPL		—	—	—	—	474,080	474,080
Derivative liabilities		320,176	6,466	20,833	1,163	15,564	364,202
Borrowings		8,938,762	347,881	190,366	407,767	139,658	10,024,434
Debt securities issued		7,882,293	319,041	960,890	—	1,526,661	10,688,885
Financial liabilities designated at FVTPL		1,444,254	—	—	—	—	1,444,254
Other financial liabilities		4,391,046	155,736	125,172	567,860	978,153	6,217,967

	~~W~~	37,635,155	9,886,517	2,141,207	5,403,297	10,040,857	65,107,033

Net assets	~~W~~	1,153,679	340,133	73,759	520,135	2,935,484	5,023,190
Off-balance derivative exposure		(1,335,794)	(160,734)	273,571	(114,015)	(844,534)	(2,181,506)

Net position	~~W~~	(182,115)	179,399	347,330	406,120	2,090,950	2,841,684

(d)	Liquidity risk

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

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2018 and 2019 are as follows:

	2018
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	14,451,366	796,510	905,259	1,196,790	1,526	57,259	17,408,710
Due from banks at fair value through profit or loss		115,476	131,712	518,109	105,359	6,053	—	876,709
Loans at fair value through profit or loss		290,724	388,218	42,550	201,591	257,873	48,982	1,229,938
Loans at amortized cost		34,025,588	34,254,065	45,151,571	68,239,781	87,760,434	66,889,553	336,320,992
Securities at fair value through profit or loss		36,043,891	41,287	35,677	403,849	1,572,268	3,351,681	41,448,653
Securities at fair value through other comprehensive income		37,519,813	12,093	5,145	20,291	255,091	507,920	38,320,353
Securities at amortized cost		505,417	1,378,525	481,193	2,270,447	15,067,164	16,896,833	36,599,579
Other financial assets		15,130,599	5,629	19,173	433,060	92,753	1,215,953	16,897,167

	~~W~~	138,082,874	37,008,039	47,158,677	72,871,168	105,013,162	88,968,181	489,102,101

Liabilities:
Deposits (*2)	~~W~~	123,166,403	24,736,962	34,096,334	56,060,670	28,316,319	2,880,197	269,256,885
Financial liabilities at fair value through profit or loss		1,402,726	193	53	10,403	10,124	—	1,423,499
Borrowings		13,542,317	2,879,693	2,207,560	2,965,132	5,854,335	2,553,162	30,002,199
Debt securities issued		3,779,407	5,433,266	5,633,286	10,468,221	36,694,200	5,291,240	67,299,620
Financial liabilities designated at fair value through profit or loss		332,249	303,996	171,927	1,061,443	5,552,824	1,113,361	8,535,800
Other financial liabilities		19,423,802	22,744	110,883	146,256	432,277	71,318	20,207,280

	~~W~~	161,646,904	33,376,854	42,220,043	70,712,125	76,860,079	11,909,278	396,725,283

Off balance (*3):
Finance guarantee contracts	~~W~~	4,413,874	—	—	—	—	—	4,413,874
Loan commitments and other		166,498,542	—	—	—	—	—	166,498,542

	~~W~~	170,912,416	—	—	—	—	—	170,912,416

Derivatives:
Net and gross settlement of derivatives	~~W~~	(451,926)	(5,741)	(26,570)	(6,552)	(37,532)	(10,656)	(538,977)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	25,543,400	1,039,822	421,453	1,145,323	50,070	249,503	28,449,571
Due from banks at fair value through profit or loss		130,780	150,217	594,643	21,885	—	—	897,525
Loans at fair value through profit or loss		29,961	783,429	12,638	142,756	773,305	488,326	2,230,415
Loans at amortized cost		28,857,297	36,706,993	46,672,732	74,931,639	103,334,861	70,169,035	360,672,557
Securities at fair value through profit or loss		39,736,655	1,852,680	728,518	1,120,791	2,716,677	3,774,694	49,930,015
Securities at fair value through other comprehensive income		57,317,802	—	—	40,145	30,195	2,111,220	59,499,362
Securities at amortized cost		1,214,108	2,015,590	1,704,574	2,098,374	17,491,024	32,951,459	57,475,129
Other financial assets		13,291,239	122,258	122,893	562,793	249,166	3,122,107	17,470,456

	~~W~~	166,121,242	42,670,989	50,257,451	80,063,706	124,645,298	112,866,344	576,625,030

Liabilities:
Deposits (*2)	~~W~~	149,773,324	31,415,213	38,077,790	61,746,589	14,972,484	3,590,916	299,576,316
Financial liabilities at fair value through profit or loss		1,558,186	1,096	12,095	17,997	48,609	—	1,637,983
Borrowings		15,314,322	3,690,803	3,608,178	4,028,183	5,244,109	3,002,243	34,887,838
Debt securities issued		5,367,601	4,370,308	4,876,333	8,945,916	49,804,651	6,467,621	79,832,430
Financial liabilities designated at fair value through profit or loss		487,743	110,965	678,041	1,651,198	5,414,944	1,066,565	9,409,456
Other financial liabilities		23,504,746	118,689	253,779	510,768	416,868	3,449,392	28,254,242

	~~W~~	196,005,922	39,707,074	47,506,216	76,900,651	75,901,665	17,576,737	453,598,265

Off balance (*3):
Finance guarantee contracts	~~W~~	4,698,558	—	—	—	—	—	4,698,558
Loan commitments and other		178,516,047	—	—	—	—	—	178,516,047

	~~W~~	183,214,605	—	—	—	—	—	183,214,605

Derivatives:
Net and gross settlement of derivatives	~~W~~	407,885	9,640	34,228	18,196	160,292	176,976	807,217

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~106,160,833 million and ~~W~~116,282,706 million as of December 31, 2018 and 2019 are included in the ‘Less than 1 month’ category, respectively.
(*3)

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

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i) Financial instruments measured at fair value

i-1)	The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2018 and 2019 are as follows:

	2018
	Level 1		Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	—	57,236	813,420	870,656
Loan receivables measured at FVTPL		—	891,636	317,558	1,209,194
Financial assets at FVTPL:
Debt securities and other securities		5,084,767	29,552,429	5,497,769	40,134,965
Equity securities		528,113	143,139	493,818	1,165,070
Gold deposits		154,881	—	—	154,881
Derivative assets:
Trading		62,275	1,548,769	116,277	1,727,321
Hedging		—	61,706	4,586	66,292
Securities measured at FVOCI:
Debt securities		10,532,244	27,095,555	49,846	37,677,645
Equity securities		135,866	—	500,659	636,525

	~~W~~	16,498,146	59,350,470	7,793,933	83,642,549

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	961,372	—	—	961,372
Gold deposits		458,934	—	—	458,934
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		—	1,702,063	6,833,737	8,535,800
Derivative liabilities:
Trading		116,160	1,444,545	285,965	1,846,670
Hedging		—	232,102	361,120	593,222

	~~W~~	1,536,466	3,378,710	7,480,822	12,395,998

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
	Level 1		Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	—	66,870	830,655	897,525
Loan receivables measured at FVTPL		—	686,446	1,468,375	2,154,821
Financial assets at FVTPL:
Debt securities and other securities		6,304,161	33,145,583	8,951,398	48,401,142
Equity securities		890,714	195,395	511,831	1,597,940
Gold deposits		111,715	—	—	111,715
Derivative assets:
Trading		35,711	2,088,307	462,050	2,586,068
Hedging		—	240,430	2,776	243,206
Securities measured at FVOCI:
Debt securities		16,892,704	41,645,124	35,266	58,573,094
Equity securities		183,107	—	624,852	807,959

	~~W~~	24,418,112	78,068,155	12,887,203	115,373,470

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,164,697	—	—	1,164,697
Gold deposits		467,760	—	—	467,760
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		—	897,967	8,511,489	9,409,456
Derivative liabilities:
Trading		46,854	1,834,930	119,220	2,001,004
Hedging		—	112,258	189,750	302,008

	~~W~~	1,679,311	2,845,155	8,820,459	13,344,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i-2)	Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Financial asset at fair value through profit or loss		Financial asset designated at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	5,831,369	152,091	621,207	(7,273,754)	(250,662)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		359,160	3,390	4,692	10,090	(128,816)
Recognized in other comprehensive income (loss) for the year		—	—	29,388	235	—

		359,160	3,390	34,080	10,325	(128,816)
Purchase		2,143,853	—	2,510	—	2,236
Issue		—	—	—	(7,127,670)	—
Settlement		(1,212,202)	(155,481)	(107,292)	7,557,362	(148,987)
Transfer to level3 (*2)		1,370	—	—	—	6
Transfer from level3 (*2)		(985)	—	—	—	—

Ending balance	~~W~~	7,122,565	—	550,505	(6,833,737)	(526,223)

	2019
	Financial asset at fair value through profit or loss		Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	7,122,565	550,505	(6,833,737)	(526,223)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		61,738	1,461	(826,594)	591,332
Recognized in other comprehensive income (loss) for the year		125,037	34,716	(13,654)	—

		186,775	36,177	(840,248)	591,332
Purchase		5,941,978	103,564	—	2,221
Issue		—	—	(8,821,680)	—
Settlement		(2,332,781)	(22,842)	7,984,176	88,312
Reclassification		—	(7,286)	—	—
Transfer to level3 (*2)		162,906	—	—	248
Transfer from level3 (*2)		(27,075)	—	—	(34)
Business combination (Note 50)		707,891	—	—	—

Ending balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*1)

Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2018 and 2019 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2018
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	179,658	(14,586)
Net gain on financial assets designated at fair value through profit or loss		10,090	392,096
Net gain on securities at fair value through other comprehensive income		2,575	—
Reversal of (provision for) allowance for credit loss		17	(28)
Other operating expenses		56,176	57,317

	~~W~~	248,516	434,799

	2019
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	544,849	23,912
Net gain on financial assets designated at fair value through profit or loss		(826,594)	(66,113)
Net gain on securities at fair value through other comprehensive income		1,461	1,191
Other operating expenses		108,221	109,547

	~~W~~	(172,063)	68,537

(*2)

Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i-3)	Valuation techniques and significant inputs not observable in markets

i-3-1)	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2018 and 2019 are as follows:

	2018
Type of financial instrument	Valuation technique	Carrying Value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	30,501,301	Discount rate
Equity securities	NAV		143,139	Price of underlying assets

			30,644,440

Derivative assets
Trading	Option model, DCF		1,548,769	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			61,706

			1,610,475

Securities at fair value through other comprehensive income	DCF		27,095,555	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

		~~W~~	59,350,470

Liabilities
Financial liabilities designated at fair value through profit or loss
Borrowings	DCF	~~W~~	1,702,063	Discount rate
Derivative liabilities
Trading	Option model DCF		1,444,545	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			232,102

			1,676,647

		~~W~~	3,378,710

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
Type of financial instrument	Valuation technique	Carrying Value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	33,898,899	Discount rate, interest rate, stock price and price of underlying assets such as stocks, bonds, etc.
Equity securities	NAV		195,395

			34,094,294

Derivative assets
Trading	Option model, DCF		2,088,307	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			240,430

			2,328,737

Securities at fair value through other comprehensive income	DCF, NAV		41,645,124	Discount rate, growth rate and price of underlying assets such as stock, bonds, etc.

		~~W~~	78,068,155

Liabilities
Financial liabilities designated at fair value through profit or loss
Borrowings	DCF	~~W~~	897,967	Discount rate
Derivative liabilities
Trading	Option model, DCF		1,834,930	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			112,258

			1,947,188

		~~W~~	2,845,155

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i-3-2)	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2018 and 2019 are as follows:

	2018
Type of financial instrument	Valuation technique	Carrying value(*2)		Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model (*1)	~~W~~	6,628,747	The volatility of the underlying asset Correlations	16.39%~42.56% 1.26%~39.45% 0.00%
Equity securities	DCF, NAV		493,818	The volatility of the underlying asset Correlations	5.80%~41.00% 0.00%~74.00%

			7,122,565

Derivative assets
Equity and foreign exchange related	Option model (*1)		43,183	The volatility of the underlying asset Correlations	2.20%~38.00% 12.00%~82.00%
Interest rates related	Option model (*1)		44,848	The volatility of the underlying asset Regression coefficient Correlations	0.00%~1.00% 0.42%~1.65% 44.93%~91.00%
Credit and commodity related	Option model (*1)		32,832	The volatility of the underlying asset Correlations	1.00%~33.00% 33.00%~67.00%

			120,863

Securities at fair value through other comprehensive income
Debt securities	DCF		49,846	Discount rate	8.43%~17.40%
Equity securities	NAV		500,659	Growth rate	0.00%~3.00%

			550,505

		~~W~~	7,793,933

Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	6,833,737	The volatility of the underlying asset Correlations	0.00%~107.00% -42.00%~93.00%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		199,504	The volatility of the underlying asset Correlations	2.20%~98.00% -3.00%~82.00%
Interest rates related	Option model (*1)		374,976	The volatility of the underlying asset Regression coefficient Correlations	0.00%~33.00% 0.42%~2.77% 28.15%~91.00%
Credit and commodity related	Option model (*1)		72,605	The volatility of the underlying asset Correlations	1.00%~107.00% -20.00%~93.00%

			647,085

		~~W~~	7,480,822

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)

There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
Type of financial instrument	Valuation technique	Carrying value(*2)		Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model (*1)	~~W~~	11,250,428	The volatility of the underlying asset Discount rate	0.00%~46.36% 1.14%~30.70%
Equity securities	DCF, NAV		511,831	The volatility of the underlying asset Correlations Discount rate	1.00%~43.00% 5.00%~88.00% 5.06%~15.42%

			11,762,259

Derivative assets
Equity and foreign exchange related	Option model (*1)		145,011	The volatility of the underlying asset Correlations	1.51%~56.00% -42.00%~82.00%
Interest rates related	Option model (*1)		30,983	The volatility of the underlying asset Regression coefficient Correlations	0.50%~0.67% 1.30%~1.57% 59.53%
Credit and commodity related	Option model (*1)		288,832	The volatility of the underlying asset Correlations	0.00%~39.00% 0.00%~93.00%

			464,826

Securities at fair value through other comprehensive income
Debt securities	DCF		35,266	Discount rate Growth rate	7.78%~19.32% 0.00%~2.00%
Equity securities	NAV		624,852

			660,118

		~~W~~	12,887,203

Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model (*1)		~~W~~8,511,489	The volatility of the underlying asset Correlations	0.00%~140.00% -46.00%~93.00%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		30,412	The volatility of the underlying asset Correlations	0.00%~140.00% 0.00%~78.00%
Interest rates related	Option model (*1)		213,170	The volatility of the underlying asset Regression coefficient Correlations	0.00%~55.00% 1.30%~2.77% 45.06%~90.34%
Credit and commodity related	Option model (*1)		65,388	The volatility of the underlying asset Correlations	0.00%~109.00% -46.00%~93.00%

			308,970

			~~W~~8,820,459

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)

There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i-4)	Sensitivity analysis for fair value measurements in Level 3

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2018 and 2019.

	2018
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial asset at fair value through profit or loss	~~W~~	45,760	(20,662)
Derivative assets		28,115	(27,201)

		73,875	(47,863)
Effects on other comprehensive income for the period:
Securities at fair value through other comprehensive income(*2)		23,885	(17,231)

	~~W~~	97,760	(65,094)

Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	112,212	(131,080)
Derivative liabilities		103,938	(88,348)

	~~W~~	216,150	(219,428)

	2019
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial asset at fair value through profit or loss	~~W~~	44,108	(23,618)
Derivative assets		24,792	(22,184)

		68,900	(45,802)
Effects on other comprehensive income for the period:
Securities at fair value through other comprehensive income(*2)		36,258	(22,183)

	~~W~~	105,158	(67,985)

Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	55,224	(53,294)
Derivative liabilities		16,830	(22,535)

	~~W~~	72,054	(75,829)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii) Financial instruments measured at amortized cost

ii-1)	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.

Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value.

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii-2)	The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2018 and 2019 are as follows:

	2018			2019
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Deposits measured at amortized cost	~~W~~	14,731,395	14,731,327	25,840,858	25,852,497
Loans measured at amortized cost:
Retails		125,265,676	126,266,820	134,510,282	135,620,862
Corporations		146,302,462	147,420,557	159,560,873	160,818,205
Public and other funding loans		2,868,154	2,891,202	3,427,855	3,446,485
Loans between banks		3,579,169	3,580,576	2,629,999	2,644,603
Credit card		21,594,011	21,930,174	23,115,970	23,489,180
Securities measured at amortized cost:
Government bonds		18,000,454	18,974,413	30,385,084	32,242,339
Financial institution bonds		2,171,623	2,195,425	4,770,204	4,882,081
Debentures		8,306,059	8,506,853	10,426,777	10,878,059
Other financial assets		16,837,141	16,859,986	17,477,778	17,493,331

	~~W~~	359,656,144	363,357,333	412,145,680	417,367,642

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	106,160,834	106,160,834	116,282,707	116,282,707
Time deposits		139,644,763	139,580,314	158,427,447	158,478,949
Certificate of deposit		9,247,088	9,298,457	9,707,791	9,714,806
Issued bill deposit		4,087,530	4,087,338	4,579,587	4,579,425
CMA deposits		4,084,709	4,084,709	3,987,372	3,987,372
Other		1,775,266	1,775,276	1,889,352	1,889,700
Borrowing debts:
Call-money		1,425,162	1,425,162	712,247	712,247
Bills sold		14,536	14,506	19,070	19,035
Bonds sold under repurchase agreements		7,614,659	7,614,659	9,089,736	9,089,736
Borrowings		20,764,185	20,844,318	25,042,103	25,205,292
Debts:
Borrowings in won		54,769,670	55,240,467	64,717,212	65,322,413
Borrowings in foreign currency		8,458,029	8,265,842	10,646,152	10,783,027
Other financial liabilities		20,545,181	20,233,920	28,231,911	27,949,306

	~~W~~	378,591,612	378,625,802	433,332,687	434,014,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii-3)

The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2018 and 2019 are as follows:

	2018
	Level 1		Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	3,364,995	10,587,086	779,246	14,731,327
Loans measured at amortized cost:
Retails		—	—	126,266,820	126,266,820
Corporations		—	—	147,420,557	147,420,557
Public and other funding loans		—	—	2,891,202	2,891,202
Loans between banks		590	2,498,193	1,081,793	3,580,576
Credit card		—	—	21,930,174	21,930,174
Securities measured at amortized cost:
Government bonds		7,887,135	11,087,278	—	18,974,413
Financial institution bonds		719,925	1,475,500	—	2,195,425
Debentures		—	8,423,809	83,044	8,506,853
Other financial assets		74,625	11,606,369	5,178,992	16,859,986

	~~W~~	12,047,270	45,678,235	305,631,828	363,357,333

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	1,136,610	104,998,305	25,919	106,160,834
Time deposits		—	—	139,580,314	139,580,314
Certificate of deposit		—	—	9,298,457	9,298,457
Issued bill deposit		—	—	4,087,338	4,087,338
CMA deposits		—	4,084,709	—	4,084,709
Other		1,665,090	—	110,186	1,775,276
Borrowing debts:
Call-money		465,000	960,162	—	1,425,162
Bills sold		—	—	14,506	14,506
Bonds sold under repurchase agreements		5,243,217	—	2,371,442	7,614,659
Borrowings		—	123,874	20,720,444	20,844,318
Debts:
Borrowings in won		—	36,335,879	18,904,588	55,240,467
Borrowings in foreign currency		—	5,558,527	2,707,315	8,265,842
Other financial liabilities		74,638	6,630,725	13,528,557	20,233,920

	~~W~~	8,584,555	158,692,181	211,349,066	378,625,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
	Level 1		Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	3,133,425	22,149,706	569,366	25,852,497
Loans measured at amortized cost:
Retails		—	—	135,620,862	135,620,862
Corporations		108	—	160,818,097	160,818,205
Public and other funding loans		—	—	3,446,485	3,446,485
Loans between banks		—	960,827	1,683,776	2,644,603
Credit card		—	—	23,489,180	23,489,180
Securities measured at amortized cost:
Government bonds		20,524,820	11,717,519	—	32,242,339
Financial institution bonds		2,252,484	2,629,597	—	4,882,081
Debentures		—	10,792,000	86,059	10,878,059
Other financial assets		526,813	10,813,821	6,152,697	17,493,331

	~~W~~	26,437,650	59,063,470	331,866,522	417,367,642

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	1,053,963	115,216,336	12,408	116,282,707
Time deposits		—	—	158,478,949	158,478,949
Certificate of deposit		—	—	9,714,806	9,714,806
Issued bill deposit		—	—	4,579,425	4,579,425
CMA deposits		—	3,987,372	—	3,987,372
Other		1,747,509	—	142,191	1,889,700
Borrowing debts:
Call-money		174,000	538,247	—	712,247
Bills sold		—	—	19,035	19,035
Bonds sold under repurchase agreements		6,734,162	—	2,355,574	9,089,736
Borrowings		—	—	25,205,292	25,205,292
Debts:
Borrowings in won		—	43,747,553	21,574,860	65,322,413
Borrowings in foreign currency		—	7,535,065	3,247,962	10,783,027
Other financial liabilities		526,685	7,932,723	19,489,898	27,949,306

	~~W~~	10,236,319	178,957,296	244,820,400	434,014,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii-4)

For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2018 and 2019 are as follows:

	2018
	Fair value (*)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Due from banks measured at amortized cost	~~W~~	10,587,086	DCF	Discount rate
Loans measured at amortized cost		2,498,193	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		20,986,587	DCF	Discount rate
Other financial assets		11,606,369	DCF	Discount rate

		45,678,235

Financial instruments classified as level 3:
Assets
Due from banks measured at amortized cost		779,246	DCF	Discount rate
Loans measured at amortized cost		299,590,546	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		83,044	DCF	Discount rate
Other financial assets		5,178,992	DCF	Discount rate

		305,631,828

	~~W~~	351,310,063

Financial instruments classified as level 2:
Liabilities
Deposits	~~W~~	109,083,014	DCF	Discount rate
Borrowings		1,084,036	DCF	Discount rate
Debt securities issued		41,894,406	DCF	Discount rate
Other financial liabilities		6,630,725	DCF	Discount rate

		158,692,181

Financial instruments classified as level 3:
Liabilities
Deposits		153,102,214	DCF	Discount rate
Borrowings		23,106,392	DCF	Discount rate
Debt securities issued		21,611,903	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		13,528,557	DCF	Discount rate

		211,349,066

	~~W~~	370,041,247

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
	Fair value (*)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Due from banks measured at amortized cost	~~W~~	22,149,706	DCF	Discount rate
Loans measured at amortized cost		960,827	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		25,139,116	DCF	Discount rate
Other financial assets		10,813,821	DCF	Discount rate

		59,063,470

Financial instruments classified as level 3:
Assets
Due from banks measured at amortized cost		569,366	DCF	Discount rate
Loans measured at amortized cost		325,058,400	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		86,059	DCF	Discount rate
Other financial assets		6,152,697	DCF	Discount rate

		331,866,522

	~~W~~	390,929,992

Financial instruments classified as level 2:
Liabilities
Deposits	~~W~~	119,203,708	DCF	Discount rate
Borrowings		538,247	DCF	Discount rate
Debt securities issued		51,282,618	DCF	Discount rate
Other financial liabilities		7,932,723	DCF	Discount rate

		178,957,296

Financial instruments classified as level 3:
Liabilities
Deposits		172,927,779	DCF	Discount rate
Borrowings		27,579,901	DCF	Discount rate
Debt securities issued		24,822,822	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		19,489,898	DCF	Discount rate

		244,820,400

	~~W~~	423,777,696

(*)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

iii) Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2018 and 2019

	2018		2019
Beginning balance	~~W~~	(137,393)	(126,111)
Deferral on new transactions		(91,625)	(178,223)
Recognized in profit for the year		102,907	131,475

Ending balance	~~W~~	(126,111)	(172,859)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2018 and 2019 are as follows:

	2018
	FVTPL		FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	17,348,626	—	17,348,626
Due from banks at fair value through profit or loss		870,656	—	—	—	870,656
Securities at fair value through profit or loss		41,454,916	—	—	—	41,454,916
Derivatives assets		1,727,321	—	—	66,292	1,793,613
Loans at fair value through profit or loss		1,209,194	—	—	—	1,209,194
Loans at amortized cost		—	—	299,609,472	—	299,609,472
Securities at fair value through other comprehensive income		—	38,314,170	—	—	38,314,170
Securities at amortized cost		—	—	28,478,136	—	28,478,136
Others		—	—	16,837,141	—	16,837,141

	~~W~~	45,262,087	38,314,170	362,273,375	66,292	445,915,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2018
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	265,000,190	—	265,000,190
Financial liabilities at fair value through profit or loss		1,420,306	—	—	—	1,420,306
Financial liabilities designated at FVTPL		—	8,535,800	—	—	8,535,800
Derivatives liabilities		1,846,669	—	—	593,223	2,439,892
Borrowings		—	—	29,818,542	—	29,818,542
Debt securities issued		—	—	63,227,699	—	63,227,699
Others		—	—	20,545,181	—	20,545,181

	~~W~~	3,266,975	8,535,800	378,591,612	593,223	390,987,610

	2019
	FVTPL		FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	28,423,744	—	28,423,744
Due from banks at fair value through profit or loss		897,525	—	—	—	897,525
Securities at fair value through profit or loss		50,110,797	—	—	—	50,110,797
Derivatives assets		2,586,068	—	—	243,206	2,829,274
Loans at fair value through profit or loss		2,154,821	—	—	—	2,154,821
Loans at amortized cost		—	—	323,244,979	—	323,244,979
Securities at fair value through other comprehensive income		—	59,381,053	—	—	59,381,053
Securities at amortized cost		—	—	45,582,065	—	45,582,065
Others		—	—	17,477,778	—	17,477,778

	~~W~~55,749,211		59,381,053	414,728,566	243,206	530,102,036

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	294,874,256	—	294,874,256
Financial liabilities at fair value through profit or loss		1,632,457	—	—	—	1,632,457
Financial liabilities designated at FVTPL		—	9,409,456	—	—	9,409,456
Derivatives liabilities		2,001,004	—	—	302,008	2,303,012
Borrowings		—	—	34,863,156	—	34,863,156
Debt securities issued		—	—	75,363,364	—	75,363,364
Others		—	—	28,231,911	—	28,231,911

	~~W~~3,633,461		9,409,456	433,332,687	302,008	446,677,612

(g)	Transfer of financial instruments

i) Transfers that do not qualify for derecognition

① Sale of repurchase bonds

Among the Group’s sale of repurchase bonds, followings are the details of financial instruments that do not qualify for derecognition because the Group sold on the condition that the Group repurchases at a fixed price as of December 31, 2018 and 2019:

	2018		2019
Transferred asset:
Securities at FVTPL	~~W~~	6,711,060	7,924,953
Securities at FVOCI		688,593	1,867,470
Securities at amortized cost		156,066	818,470

	~~W~~7,555,719		10,610,893

Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	7,167,364	8,717,336

② Securities loaned

If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Thus, the Group continues to recognize all of the securities loaned as it holds most of the risks and compensation of the securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

Securities loaned as of December 31, 2018 and 2019 are as follows:

	2018		2019	Borrowers
Government bonds	~~W~~	1,216,381	3,951,869	Korea Securities Finance Corp., Korea Securities Depository, Sumitomo Mitsui Banking Corp and etc.
Financial institutions bonds		409,831	460,052	Korea Securities Finance Corp., Korea Securities Depository
Equity securities		6,029	30,242	Mirae Asset Daewoo Securities Co., Ltd, and etc.

	~~W~~1,632,241		4,442,163

ii) Financial instruments qualified for derecognition and continued involvement

There was no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2018, and 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2018 and 2019 are as follows:

	2018
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	1,730,828	—	1,730,828	6,746,640	26,638	1,165,276
Other financial instruments (*1)		7,476,505	1,268,779	6,207,726
Bonds purchased under repurchase agreements (*2)		12,945,380	—	12,945,380	12,557,025	—	388,355
Securities loaned (*2)		1,827,066	—	1,827,066	1,246,157	—	580,909
Domestic exchange settlement debit (*3)		32,647,367	26,502,611	6,144,756	74,552	—	6,070,204
Receivables from disposal of securities (*4)		22,906	519	22,387	—	—	22,387
Insurance receivables		8,014	—	8,014	4,872	—	3,142

	~~W~~56,658,066		27,771,909	28,886,157	20,629,246	26,638	8,230,273

Liabilities:
Derivatives (*1)	~~W~~	11,858,108	—	11,858,108	7,850,210	—	9,334,098
Other financial instruments (*1)		6,594,979	1,268,779	5,326,200
Bonds purchased under repurchase agreements (*2)		7,170,744	—	7,170,744	7,170,744	—	—
Securities borrowed (*2)		746,521	—	746,521	746,521	—	—
Domestic exchange settlement pending (*3)		27,647,185	26,502,611	1,144,574	1,090,808	—	53,766
Payable from purchase of securities (*4)		552	519	33	33	—	—
Insurance payables		4,984	—	4,984	4,871	—	113

	~~W~~	54,023,073	27,771,909	26,251,164	16,863,187	—	9,387,977

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	2,694,236	—	2,694,236	8,090,372	263,541	1,645,802
Other financial instruments (*1)		8,624,844	1,319,365	7,305,479
Bonds purchased under repurchase agreements (*2)		11,828,135	—	11,828,135	11,051,075	—	777,060
Securities loaned (*2)		1,927,674	—	1,927,674	1,927,674	—	—
Domestic exchange settlement debit (*3)		31,814,310	27,008,189	4,806,121	526,653	—	4,279,468
Receivables from disposal of securities (*4)		25,808	1,134	24,674	—	—	24,674
Insurance receivables		10,353	—	10,353	8,008	—	2,345

	~~W~~	56,925,360	28,328,688	28,596,672	21,603,782	263,541	6,729,349

Liabilities:
Derivatives (*1)	~~W~~	12,803,450	—	12,803,450	8,279,924	11,693	10,704,107
Other financial instruments (*1)		7,511,639	1,319,365	6,192,274
Bonds purchased under repurchase agreements (*2)		8,717,336	—	8,717,336	8,717,336	—	—
Securities borrowed (*2)		1,135,614	—	1,135,614	1,135,614	—	—
Domestic exchange settlement pending (*3)		28,936,661	27,008,189	1,928,472	1,857,152	—	71,320
Payable from purchase of securities (*4)		1,607	1,134	473	473	—	—
Insurance payables		8,202	—	8,202	8,008	—	194

	~~W~~	59,114,509	28,328,688	30,785,821	19,998,507	11,693	10,775,621

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

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier I capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier I, retained earnings, etc.), Additional Tier I capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier II capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2018 and 2019 are as follows:

	2018		2019
Capital:
Tier I common equity capital	~~W~~	28,696,267	28,561,568
Additional tier I capital		1,981,609	3,138,262

Tier I capital		30,677,876	31,699,830
Tier II capital		3,315,185	4,014,740

Total capital (A)	~~W~~	33,993,061	35,714,570

Total risk-weighted assets (B)	~~W~~	228,678,105	256,891,664
Capital adequacy ratio (A/B)		14.87%	13.90%
Tier I capital adequacy ratio		13.42%	12.34%
Common equity capital adequacy ratio		12.55%	11.12%

The Group complies with the capital adequacy criteria as shown in the table above (the minimum capital adequacy ratio of 8%).

5.	Significant estimates and judgments

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

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(d)	Allowance for credit loss, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances and provisions for credit losses are determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries

(a)	The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2018 and 2019 is as follows:

	2018				2019
Investees (*1)	Asset balance		Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate)	~~W~~	30,114,232	8,464,164	21,650,068	32,261,322	9,795,896	22,465,426
Shinhan Bank		348,523,615	324,331,076	24,192,539	392,723,044	366,629,929	26,093,115
Shinhan Card Co., Ltd.		29,429,455	23,427,988	6,001,467	32,917,910	26,769,044	6,148,866
Shinhan Investment Corp.		28,987,216	25,614,647	3,372,569	37,375,487	33,138,930	4,236,557
Shinhan Life Insurance Co., Ltd.		31,823,631	30,078,522	1,745,109	34,133,649	32,062,490	2,071,159
Orange Life Insurance Co., Ltd.		—	—	—	32,841,359	29,654,711	3,186,648
Shinhan Capital Co., Ltd.		6,116,585	5,368,265	748,320	7,566,428	6,612,519	953,909
Jeju Bank		5,980,941	5,507,949	472,992	6,192,927	5,695,223	497,704
Shinhan Credit Information Co., Ltd.		24,377	8,750	15,627	25,292	10,044	15,248
Shinhan Alternative Investment Management Inc.		102,079	92,194	9,885	87,694	75,665	12,029
Shinhan BNP Paribas Asset Management Co., Ltd.		173,964	14,841	159,123	184,203	19,678	164,525
SHC Management Co., Ltd.		9,755	198	9,557	9,639	—	9,639
Shinhan DS		43,095	23,118	19,977	89,141	67,954	21,187
Shinhan Savings Bank		1,454,290	1,291,012	163,278	1,602,902	1,418,317	184,585
Asia Trust Co., Ltd.		—	—	—	172,793	43,933	128,860
Shinhan AITAS Co., Ltd.		65,725	7,367	58,358	77,086	10,962	66,124
Shinhan REITs Management Co., Ltd.		36,298	3,496	32,802	45,832	5,619	40,213
Shinhan AI Co., Ltd.		—	—	—	42,402	1,674	40,728

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)

Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries (continued)

(b)	The summarized income information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2017, 2018 and 2019 is as follows:

	2017 (*3)				2018			2019
Investees (*1)(*2)	Operating Income		Net Income	Comprehensive Income	Operating Income	Net Income	Comprehensive Income	Operating Income	Net Income	Comprehensive Income
Shinhan Financial Group(separate)	~~W~~	1,008,868	754,727	755,018	1,519,197	1,234,883	1,234,044	1,480,030	1,129,173	1,127,202
Shinhan Bank		21,240,193	1,712,314	1,496,582	19,731,711	2,279,362	2,333,266	23,145,476	2,329,268	2,527,665
Shinhan Card Co., Ltd.		5,186,592	898,723	787,956	3,752,232	517,761	477,135	3,892,257	509,032	486,114
Shinhan Investment Corp.		5,324,056	211,919	195,910	5,279,567	251,268	269,058	6,139,926	220,764	225,963
Shinhan Life Insurance Co., Ltd.		5,997,997	120,642	46,062	5,633,679	131,021	150,997	5,413,175	123,870	326,783
Orange Life Insurance Co., Ltd.		—	—	—	—	—	—	4,662,085	271,455	433,510
Shinhan Capital Co., Ltd.		351,772	87,647	88,128	439,031	103,400	100,317	455,246	126,050	123,032
Jeju Bank		208,661	25,143	22,053	224,766	27,446	30,579	239,732	27,934	30,519
Shinhan Credit Information Co., Ltd.		32,836	340	377	37,616	1,392	985	38,648	507	658
Shinhan Alternative Investment Management Inc.		29,410	(844)	(842)	21,590	(780)	(780)	32,401	2,144	2,144
Shinhan BNP Paribas Asset Management Co., Ltd.		77,474	19,705	20,073	78,378	18,868	18,980	84,256	23,090	22,655
SHC Management Co., Ltd.		177	1,036	1,036	140	309	309	154	82	82
Shinhan DS		79,063	1,404	2,482	99,279	1,314	1,525	138,697	2,074	1,292
Shinhan Savings Bank		78,516	16,800	16,757	94,636	19,384	18,919	116,849	23,122	22,972
Asia Trust Co., Ltd.		—	—	—	—	—	—	54,920	18,098	18,128
Shinhan AITAS Co., Ltd.		40,781	6,481	6,481	44,729	8,461	8,461	51,823	10,821	10,821
Shinhan REITs Management Co., Ltd.		70	(752)	(752)	7,386	3,564	3,552	7,342	7,414	7,411
Shinhan AI Co., Ltd.		—	—	—	—	—	—	3,088	(654)	(654)

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)

Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3)	As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries (continued)

(c)	Change in the scope of consolidation

i) Change in consolidated subsidiaries for the year ended December 31, 2018 are as follows:

	Company	Description
Included	PT Shinhan Asset Management Indonesia	Newly acquired subsidiary
	SHINHAN DS VIETNAM CO, LTD	Newly invested subsidiary

ii) Change in consolidated subsidiaries for the year ended December 31, 2019 are as follows:

	Company	Description
Included	Orange Life Insurance Co., Ltd.	Newly acquired subsidiary
	Asia Trust Co., Ltd.	Newly acquired subsidiary
	Shinhan Vietnam Finance Ltd.	Newly acquired subsidiary
	Shinhan AI Co., Ltd.	Newly invested subsidiary

(*)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of December 31, 2019 are as follows:

Segment	Description
Banking	The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

Securities	Securities segment comprise securities trading, underwriting and brokerage services.

Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance and Orange Life Insurance.

Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

(b)	The following tables provide information of income and expense for each operating segment for the years ended December 31, 2017, 2018 and 2019:

	2017
	Banking (*)		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,107,888	1,501,054	433,047	727,917	69,231	3,816	7,842,953
Net fees and commission income		816,795	359,408	297,718	53,271	180,510	3,252	1,710,954
Impairment losses on financial assets		(674,706)	(291,694)	(15,752)	(13,162)	(36,830)	18,596	(1,013,548)
General and administrative expenses		(3,149,436)	(831,927)	(444,935)	(222,650)	(234,649)	72,399	(4,811,198)
Other income (expense), net		(11,556)	567,234	(17,229)	(385,226)	53,815	(106,173)	100,865

Operating income		2,088,985	1,304,075	252,849	160,150	32,077	(8,110)	3,830,026
Equity method income (loss)		1,306	—	12,081	(910)	8,796	(880)	20,393
Income tax expense		418,679	285,853	63,472	41,441	32,805	6,153	848,403

Profit for the period	~~W~~	1,623,425	1,012,755	211,919	120,642	9,600	(29,136)	2,949,205

Controlling interest	~~W~~	1,623,184	1,027,823	211,907	120,642	9,600	(74,340)	2,918,816
Non-controlling interests		241	(15,068)	12	—	—	45,204	30,389

	2018
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,707,813	1,583,100	429,095	761,742	95,618	2,721	8,580,089
Net fees and commission income		850,646	433,043	388,944	69,780	198,828	(2,244)	1,938,997
Reversal of (provision for) ACL		(250,134)	(466,447)	(9,226)	(13,400)	(10,238)	1,568	(747,877)
General and administrative expenses		(3,098,629)	(751,580)	(493,906)	(227,740)	(263,046)	93,326	(4,741,575)
Other income (expense), net		(163,104)	74,954	17,963	(409,151)	80,857	(131,739)	(530,220)

Operating income(loss) (expense)		3,046,592	873,070	332,870	181,231	102,019	(36,368)	4,499,414
Equity method income (loss)		(977)	—	15,228	(1,026)	6,909	(2,646)	17,488
Income tax expense		832,494	225,837	95,438	50,429	59,556	4,591	1,268,345

Profit for the year	~~W~~	2,195,263	629,307	251,268	131,021	49,168	(57,762)	3,198,265

Controlling interest	~~W~~	2,194,950	630,993	251,265	131,021	49,168	(100,675)	3,156,722
Non-controlling interests		313	(1,686)	3	—	—	42,913	41,543

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

	2019
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,989,462	1,753,966	457,852	1,647,795	127,564	(238,675)	9,737,964
Net fees and commission income		950,389	403,259	351,303	167,324	272,244	(4,000)	2,140,519
Reversal of (provision for) allowance for credit loss (“ACL”)		(389,004)	(566,415)	1,325	(797)	(25,030)	(771)	(980,692)
General and administrative expenses		(3,177,158)	(745,848)	(511,418)	(443,013)	(335,090)	77,853	(5,134,674)
Other income (expense), net		(211,882)	(33,204)	(59,006)	(786,103)	129,272	244,056	(716,867)

Operating income		3,161,807	811,758	240,056	585,206	168,960	78,463	5,046,250
Equity method income (loss)		(764)	—	18,163	(1,296)	12,265	24,919	53,287
Income tax expense		718,650	205,863	68,311	187,608	73,213	15,479	1,269,124

Profit for the year	~~W~~	2,256,652	609,582	220,764	395,325	100,259	59,802	3,642,384

Controlling interest	~~W~~	2,256,576	609,350	220,850	395,325	100,259	(178,863)	3,403,497
Non-controlling interests		76	232	(86)	—	—	238,665	238,887

(*)	As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

(c)	The following tables provide information of net interest income (expense) of each operating segment for the years ended December 31, 2017, 2018 and 2019:

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	5,113,584	1,517,399	427,888	727,975	56,107	—	7,842,953
Internal transactions		(5,696)	(16,345)	5,159	(58)	13,124	3,816	—

	~~W~~	5,107,888	1,501,054	433,047	727,917	69,231	3,816	7,842,953

	2018
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	5,714,568	1,602,849	423,156	762,978	76,538	—	8,580,089
Internal transactions		(6,755)	(19,749)	5,939	(1,236)	19,080	2,721	—

	~~W~~	5,707,813	1,583,100	429,095	761,742	95,618	2,721	8,580,089

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

	2019
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	5,995,097	1,781,266	450,268	1,647,988	103,161	(239,816)	9,737,964
Internal transactions		(5,635)	(27,300)	7,584	(193)	24,403	1,141	—

	~~W~~	5,989,462	1,753,966	457,852	1,647,795	127,564	(238,675)	9,737,964

(*)	Consolidated adjustment to net interest income from external customers is from the securities and others which were measured in fair values as a part of business combination accounting.

(d)	The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2017, 2018 and 2019:

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	844,349	384,356	306,407	60,555	115,287	—	1,710,954
Internal transactions		(27,554)	(24,948)	(8,689)	(7,284)	65,223	3,252	—

	~~W~~	816,795	359,408	297,718	53,271	180,510	3,252	1,710,954

	2018
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	872,631	464,342	400,227	77,145	124,652	—	1,938,997
Internal transactions		(21,985)	(31,299)	(11,283)	(7,365)	74,176	(2,244)	—

	~~W~~	850,646	433,043	388,944	69,780	198,828	(2,244)	1,938,997

	2019
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	1,157,020	254,139	361,526	175,171	192,663	—	2,140,519
Internal transactions		(206,631)	149,120	(10,223)	(7,847)	79,581	(4,000)	—

	~~W~~	950,389	403,259	351,303	167,324	272,244	(4,000)	2,140,519

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

(e)	Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2017, 2018 and 2019.

	2017 (*2)		2018	2019
Domestic	~~W~~	3,504,780	4,023,916	4,378,239
Overseas		325,246	475,498	668,011

	~~W~~	3,830,026	4,499,414	5,046,250

The following table provides information of non-current assets by geographical area as of December 31, 2018 and 2019.

	2018		2019
Domestic	~~W~~	7,597,266	9,816,600
Overseas		201,574	314,052

	~~W~~	7,798,840	10,130,652

(*1)	Non-current assets comprise property and equipment, intangible assets and investment properties.
(*2)	As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co. Ltd was completed, the amount was adjusted retrospectively.

8.	Cash and due from banks at amortized cost

(a)	Cash and due from banks at amortized cost as of December 31, 2018 and 2019 are as follows:

	2018		2019
Cash and cash equivalents	~~W~~	2,617,231	2,582,886
Deposits in won:
Reserve deposits		2,360,416	13,840,988
Time deposits		1,346,015	1,413,964
Other		2,271,812	1,890,541

		5,978,243	17,145,493

Deposits in foreign currency:
Deposits		5,045,513	5,616,049
Time deposits		2,791,486	2,393,885
Other		930,977	697,505

		8,767,976	8,707,439

Allowance for credit losses		(14,824)	(12,074)

	~~W~~	17,348,626	28,423,744

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

8.	Cash and due from banks at amortized cost (continued)

(b)	Restricted due from banks at amortized cost as of December 31, 2018 and 2019 are as follows:

	2018		2019
Deposits denominated in won:
Reserve deposits	~~W~~	2,360,416	13,840,988
Other		2,182,119	1,081,698

		4,542,535	14,922,686
Deposits denominated in foreign currency		1,632,971	1,584,239

	~~W~~	6,175,506	16,506,925

9.	Financial assets at fair value through profit or loss

(a)	Financial assets at fair value through profit or loss as of December 31, 2018 and 2019 are as follows:

	2018		2019
Debt instruments:
Governments	~~W~~	2,765,054	2,873,419
Financial institutions		9,415,470	12,711,074
Corporations		6,664,839	8,541,514
Stocks with put option		381,844	598,858
Equity investment with put option		1,080,723	1,458,933
Beneficiary certificates		9,062,004	10,678,620
Commercial papers		5,535,397	5,160,063
CMA		3,001,831	3,723,401
Others (*)		2,227,802	2,655,260

		40,134,964	48,401,142
Equity instruments:
Stocks		1,050,097	1,488,743
Equity investment		4,908	—
Others		110,066	109,197

		1,165,071	1,597,940

		41,300,035	49,999,082

Other:
Loans at fair value		1,209,194	2,154,821
Due from banks at fair value		870,656	897,525
Gold deposits		154,881	111,715

	~~W~~	43,534,766	53,163,143

(*)	As of December 31, 2018 and 2019, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 1,040,180 million and ~~W~~ 1,103,050 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

9.	Financial assets at fair value through profit or loss (continued)

(b)	Financial assets to which overlay approach were applied in accordance with IFRS 9 ‘Financial Instruments’ and IFRS 4 ‘Insurance Contracts’ as of December 31, 2018 and 2019 are as follows.

	2018		2019
Due from banks at fair value through profit or loss	~~W~~	870,656	897,525
Securities at fair value through profit or loss		3,160,525	5,139,380

	~~W~~	4,031,181	6,036,905

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying IFRS 9 but would not have been measured at fair value through profit or loss in its entirety applying IAS 39; and it is not held in respect of an activity that is not associated with contracts within the scope of IFRS 4.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach as of and for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Profit or loss			Other comprehensive income
	By IFRS 9		By IAS 39	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	(77,179)	(4,425)	(72,754)	20,007
Net gain (loss) on disposal of financial assets at fair value through profit or loss		4,310	6,498	(2,188)	602

	~~W~~	(72,869)	2,073	(74,942)	20,609

	2019
	Profit or loss			Other comprehensive income
	By IFRS 9		By IAS 39	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	150,865	(74,586)	225,451	(50,042)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		65,627	43,493	22,134	(4,672)

	~~W~~	216,492	(31,093)	247,585	(54,714)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives

(a) The notional amounts of derivatives as of December 31, 2018 and 2019 are as follows:

	2018		2019
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	139,804,552	137,383,704
Currency swaps		31,794,900	40,826,444
Currency options		1,939,939	2,758,801

		173,539,391	180,968,949

Exchange traded:
Currency futures		436,714	1,045,138

		173,976,105	182,014,087

Interest rates related:
Over the counter:
Interest rate swaps		31,228,489	37,801,528
Interest rate options		294,000	286,000

		31,522,489	38,087,528

Exchange traded:
Interest rate futures		1,739,697	2,455,450
Interest rate swaps (*)		56,862,374	65,868,540

		58,602,071	68,323,990

		90,124,560	106,411,518

Credit related:
Over the counter:
Credit swaps		3,840,660	5,404,257
Equity related:
Over the counter:
Equity swaps and forwards		5,134,004	4,255,831
Equity options		645,709	864,038

		5,779,713	5,119,869

Exchange traded:
Equity futures		630,409	876,220
Equity options		2,708,557	4,039,226

		3,338,966	4,915,446

		9,118,679	10,035,315

Commodity related:
Over the counter:
Commodity swaps and forwards		890,289	758,533
Commodity options		4,780	—

		895,069	758,533

Exchange traded:
Commodity futures and options		245,751	344,329

		1,140,820	1,102,862

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

	2018		2019
Hedge:
Currency forwards		1,522,306	1,869,518
Currency swaps		4,143,828	4,532,114
Interest rate swaps		10,147,731	10,091,632

		15,813,865	16,493,264

	~~W~~	294,014,689	321,461,303

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

(b)	Fair values of derivative instruments as of December 31, 2018 and 2019 are as follows:

	2018			2019
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	912,795	870,984	1,360,384	1,056,760
Currency swaps		393,702	372,725	473,797	519,445
Currency options		7,637	12,273	9,007	9,430

		1,314,134	1,255,982	1,843,188	1,585,635

Exchange traded:
Currency futures		11	—	—	—

		1,314,145	1,255,982	1,843,188	1,585,635

Interest rates related:
Over the counter:
Interest rate swaps		251,251	172,019	260,020	247,723
Interest rate options		—	5,347	835	5,626

		251,251	177,366	260,855	253,349
Exchange traded:
Interest rate futures		412	1,569	697	595

		251,663	178,935	261,552	253,944

Credit related:
Over the counter:
Credit swaps		43,382	30,372	283,015	38,598
Equity related:
Over the counter:
Equity swap and forwards		51,243	205,611	144,276	39,422
Equity options		2,265	2,352	4,526	9,402

		53,508	207,963	148,802	48,824
Exchange traded:
Equity futures		15,937	778	4,318	6,417
Equity options		37,690	109,795	28,355	29,741

		53,627	110,573	32,673	36,158

		107,135	318,536	181,475	84,982

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

	2018			2019
	Assets		Liabilities	Assets	Liabilities
Commodity related:
Over the counter:
Commodity swaps and forwards		2,743	58,800	14,496	27,745
Commodity options		27	29	—	—

		2,770	58,829	14,496	27,745
Exchange traded:
Commodity futures		8,226	4,016	2,342	10,100

		10,996	62,845	16,838	37,845

Hedge:
Currency forwards		9,185	30,497	14,380	21,121
Currency swaps		21,976	79,492	74,240	48,396
Interest rate swaps		35,131	483,233	154,586	232,491

		66,292	593,222	243,206	302,008

	~~W~~	1,793,613	2,439,892	2,829,274	2,303,012

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017		2018	2019
Foreign currency related
Over the counter
Currency forwards	~~W~~	85,498	41,188	174,340
Currency swaps		91,410	(34,444)	(24,827)
Currency options		5,422	8,247	4,056

		182,330	14,991	153,569

Exchange traded
Currency futures		(137)	11	—

		182,193	15,002	153,569

Interest rates related
Over the counter
Interest rate swaps		(17,805)	86,675	(75,349)
Interest rate options		413	(1,459)	(1,938)

		(17,392)	85,216	(77,287)

Exchange traded
Interest rate futures		6,950	(2,512)	1,008

		(10,442)	82,704	(76,279)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

	2017		2018	2019
Credit related
Over the counter
Credit swaps		46,593	(18,396)	213,754
Equity related
Over the counter
Equity swap and forwards		73,490	(271,457)	46,770
Equity options		36,662	4,326	(841)

		110,152	(267,131)	45,929

Exchange traded
Equity futures		(733)	15,159	(2,275)
Equity options		22,315	(44,163)	58,721

		21,582	(29,004)	56,446

		131,734	(296,135)	102,375

Commodity related
Over the counter
Commodity swaps and forwards		13,435	(79,296)	3,191
Commodity options		(10)	33	29

		13,425	(79,263)	3,220

Exchange traded
Commodity futures		5,722	4,209	(7,759)

		19,147	(75,054)	(4,539)

Hedge		(286,920)	78,892	332,778

	~~W~~	82,305	(212,987)	721,658

(d)	Impact of hedge accounting on the consolidated financial statements

i)	Gains (losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2018 and 2019 were as follows:

	2018
	Gains (losses) on fair value hedges (hedged items)		Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges
Interest rate swaps (*1)	~~W~~	(76,573)	79,635	3,062
Foreign exchange risk (*1)		55,188	(60,380)	(5,192)

	~~W~~	(21,385)	19,255	(2,130)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

	2019
	Gains (losses) on fair value hedges (hedged items)		Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges
Interest rate swaps (*1)	~~W~~	(370,787)	377,121	6,334
Foreign exchange risk (*1)		13,725	(18,786)	(5,061)

	~~W~~	(357,062)	358,335	1,273

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets.
(*2)	Ineffective portion of hedge: the difference between hedging instruments and hedged items.

ii)

Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows.

	2018
	Gains (losses) on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges
Interest rate risk (*1)	~~W~~	(23,186)	—	—
Foreign exchange risk (*1)		65,386	(5,188)	70,051
Hedge of net investments
Foreign exchange risk (*1)		(35,879)	(3,765)	—

	~~W~~	6,321	(8,953)	70,051

	2019
	Gains (losses) on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges
Interest rate risk (*1)	~~W~~	(11,126)	—	—
Foreign exchange risk (*1)		52,932	(25,709)	(57,870)
Discontinuation of cash flow hedges		(7,986)	—	7,986
Hedge of net investments
Foreign exchange risk (*1)		(49,463)	(2,327)	—

	~~W~~	(15,643)	(28,036)	(49,884)

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities, currency forwards assets / liabilities and borrowings.
(*2)	Ineffective portion of hedge: The difference between hedging instruments and hedged items.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

(e)	Nominal values and average hedge ratio for derivatives as of December 31, 2018 and December 31, 2019 were as follows:

	2018
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	190,000	737,632	723,177	707,254	1,305,584	6,484,084	10,147,731
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:
Nominal values:		2,731,517	1,958,746	827,158	1,038,935	302,423	—	6,858,779
Average hedge ratio:		100%	100%	100%	100%	100%	—	100%

	2019
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	750,469	704,985	717,948	1,228,424	575,481	6,114,325	10,091,632
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:
Nominal values:		3,651,118	1,075,886	1,269,520	968,770	84,275	534,898	7,584,467
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(f)	Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity

i)	Purpose and strategy of risk avoidance

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

ii)	Effect of derivatives on statement financial position, statement of comprehensive income, statement of changes in equity

	2018
	Nominal amount		Carrying value of assets (*)	Carrying value of liabilities (*)	Changes if fair value in the period
Fair value hedges
Interest rate swap	~~W~~	9,377,731	35,093	467,381	55,244
Currency swap		33,543	433	—	(1,502)
Cash flow hedge
Interest rate swap		770,000	38	15,853	(23,186)
Currency swap		4,110,285	21,543	79,492	(54)
Currency forward		1,298,686	3,191	24,925	(33,460)
Hedge of net investments in foreign operations
Currency forward		223,620	5,994	5,572	(3,261)
Borrowings		1,192,645	—	1,186,792	(36,383)

	2019
	Nominal amount		Carrying value of assets (*)	Carrying value of liabilities (*)	Changes if fair value in the period
Fair value hedges
Interest rate swap	~~W~~	9,371,632	154,586	210,079	—
Currency swap		—	—	248	(1,813)
Currency forward		261,486	776	1,358	(582)
Cash flow hedge
Interest rate swap		720,000	—	22,412	(11,126)
Currency swap		4,532,114	74,240	48,148	(29,829)
Currency forward		1,376,472	11,854	19,763	(4,426)
Hedge of net investments in foreign operations
Currency forward		231,560	1,750	—	(4,036)
Borrowings		1,182,835	—	1,177,897	(47,755)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forwards

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

iii)	Effect of hedging items on statement financial position, statement of comprehensive income, statement of changes in equity

	2018
	Carrying value of asset (*)		Carrying value of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk Foreign exchange risk	~~W~~	293,215	8,873,059	(2,832)	(524,459)	(56,462)	—	—
		62,406	—	—	—	2,675	—	—
Cash flow hedge
Interest rate risk		—	1,539,005	—	—	—	(10,184)	—
Foreign exchange risk		2,795,320	2,716,148	—	—	63,860	(2,006)	—
Hedge of net investments in foreign operations
Foreign exchange risk		—	—	—	—	(35,879)	—	138,416

	2019
	Carrying value of asset (*)		Carrying value of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk Foreign exchange risk	~~W~~	432,172	8,859,022	4,846	(56,292)	(308,463)	—	—
		306,638	—	—	—	1,671	—	—
Cash flow hedge
Interest rate risk		645,723	1,740,000	—	—	(11,126)	80,674	—
Foreign exchange risk		4,116,068	3,035,423	—	—	115,867	(11,188)	—
Hedge of net investments in foreign operations
Foreign exchange risk		—	—	—	—	(49,463)	—	(88,953)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost as of December 31, 2018 and 2019 are as follows:

	2018		2019
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	8,975,391	17,597,910
Financial institutions bonds		17,341,330	21,527,242
Corporate bonds and others		11,360,924	19,447,942

		37,677,645	58,573,094

Equity securities (*):
Stocks		630,010	728,311
Equity investments		6,515	5,356
Others		—	74,292

		636,525	807,959

		38,314,170	59,381,053

Securities at amortized cost:
Debt securities:
Government bonds		18,000,454	30,385,084
Financial institutions bonds		2,171,623	4,770,204
Corporate bonds and others		8,306,059	10,426,777

		28,478,136	45,582,065

	~~W~~	66,792,306	104,963,118

(*)

Equity securities in the above table are classified as other comprehensive income – equity securities designated as fair value items, and other comprehensive income and fair value options were exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b)	Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Securities at fair value through other comprehensive income				Securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning allowance	~~W~~	36,641,928	15,879	36,657,807	24,403,423	21,444	24,424,867
Transfer to 12 months expected credit loss		—	—	—	—	—	—
Transfer to life time expected credit loss		(26,187)	26,187	—	—	—	—
Transfer to impaired financial asset		—	—	—	—	—	—
Purchase		26,938,512	98,778	27,037,290	5,836,342	—	5,836,342
Disposal		(7,182,343)	(18,687)	(7,201,030)	—	—	—
Repayment		(19,338,938)	—	(19,338,938)	(1,607,467)	(3)	(1,607,470)
Others (*)		538,842	(16,326)	522,516	(167,377)	1,034	(166,343)

Ending balance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396

(*)	Included the effects from changing currency rate.

	2019
	Securities at fair value through other comprehensive income				Securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning allowance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396
Transfer to 12 months expected credit loss		34,555	(34,555)	—	20,198	(20,198)	—
Transfer to life time expected credit loss		(64,928)	64,928	—	—	—	—
Transfer to impaired financial asset		—	—	—	—	—	—
Purchase		46,847,222	61,410	46,908,632	12,209,898	—	12,209,898
Disposal		(16,109,006)	(10,222)	(16,119,228)	—	—	—
Repayment		(21,129,182)	—	(21,129,182)	(6,722,560)	—	(6,722,560)
Others (*)		230,733	51,702	282,435	322,107	20,995	343,102
Business combination (Note 50)		10,952,792	—	10,952,792	11,273,999	—	11,273,999

Ending balance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835

(*)	Included the effects from changing currency rate, amortization of fair value adjustments recognized through business combination accountings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c)	Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Securities at fair value through other comprehensive income				Securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning allowance	~~W~~	17,038	1,938	18,976	6,327	2,232	8,559
Transfer to 12 months expected credit loss		—	—	—	—	—	—
Transfer to life time expected credit loss		(234)	234	—	—	—	—
Transfer to impaired financial asset		—	—	—	—	—	—
Provision (reversal)		15,286	(3,220)	12,066	4,615	(2,215)	2,400
Disposal		(5,251)	(229)	(5,480)	—	—	—
Others (*)		(1,117)	1,639	522	(1,699)	—	(1,699)

Ending balance	~~W~~	25,722	362	26,084	9,243	17	9,260

(*)	Included the effects from changing currency rate.

	2019
	Securities at fair value through other comprehensive income				Securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning allowance	~~W~~	25,722	362	26,084	9,243	17	9,260
Transfer to 12 months expected credit loss		33	(33)	—	4,301	(4,301)	—
Transfer to life time expected credit loss		(60)	60	—	—	—	—
Transfer to impaired financial asset		—	—	—	—	—	—
Provision (reversal)		8,403	(2,616)	5,787	(3,752)	4,295	543
Disposal		(5,340)	(258)	(5,598)	—	—	—
Others (*)		(1,177)	3,140	1,963	(33)	—	(33)

Ending balance	~~W~~	27,581	655	28,236	9,759	11	9,770

(*)	Included the effects from changing currency rate, restructuring, bond-equity swap.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d)	Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2018 and 2019 are as follows:

	2018		2019
Gain on disposal of securities at FVOCI	~~W~~	28,018	159,883
Loss on disposal of securities at FVOCI		(7,464)	(7,605)
Gain on disposal of securities at amortized cost (*)		—	86
Loss on disposal of securities at amortized cost (*)		(9)	(20)

	~~W~~	20,545	152,344

(*)	The issuers of those securities have exercised the early redemption options.

(e)	Income or loss on equity securities at fair value through other comprehensive income

As of December 31, 2018 and 2019, the Group recognizes dividends amounting to ~~W~~16,871 million and ~~W~~16,586 million related to equity securities at fair value through other comprehensive income.

In addition, the disposition of equity securities at fair value through other comprehensive income are as follows:

	2018		2019
Fair value at the date of disposal	~~W~~	3,285	45,074
Cumulative net loss at the time of disposal		(3,635)	(10,843)

12.	Loans at amortized cost

(a)	Loans at amortized cost as of December 31, 2018 and 2019 are as follows:

	2018		2019
Household loans	~~W~~	120,832,081	134,423,473
Corporate loans		152,164,476	161,029,877
Public and other loans		2,831,026	3,311,735
Loans to banks		3,585,563	2,633,532
Credit card receivables		22,447,614	24,024,491

		301,860,760	325,423,108

Discount		(23,588)	(27,824)
Deferred loan origination costs		497,368	534,530

		302,334,540	325,929,814
Less: Allowance for credit loss		(2,725,068)	(2,684,835)

	~~W~~	299,609,472	323,244,979

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost (continued)

(b)	Changes in carrying value of loans at amortized cost and other assets as of December 31, 2018 and 2019 are as follows:

i)	Loans at amortized cost

	2018
	Retail				Corporate			Credit cards			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	104,325,268	7,345,842	301,838	119,852,620	18,455,422	1,084,348	16,467,623	3,743,265	385,252	4,665,298	486,090	13,163	277,126,029
Transfer (from) to 12 months expected credit losses		3,406,566	(3,402,543)	(4,023)	3,736,019	(3,734,730)	(1,289)	318,142	(318,025)	(117)	71,381	(71,381)	—	—
Transfer (from) to lifetime expected credit losses		(4,920,514)	4,935,853	(15,339)	(15,002,047)	15,051,204	(49,157)	(587,777)	588,002	(225)	(366,998)	366,998	—	—
Transfer (from) to credit- impaired financial assets		(536,996)	(36,489)	573,485	(1,349,787)	(114,560)	1,464,347	(37,526)	(25,522)	63,048	(24,068)	(8,557)	32,625	—
Origination		47,789,131	34,200	5,396	75,450,183	386,318	9,260	2,633,086	6,285	181,250	5,244,411	—	—	131,739,520
Collection		(35,972,892)	(2,046,703)	(215,294)	(53,902,860)	(8,365,144)	(758,426)	(74,777)	(120,969)	(1,511)	(3,988,422)	(169,909)	(12,980)	(105,629,887)
Charge off		—	—	(227,787)	—	—	(312,841)	—	—	(308,202)	—	—	(2,567)	(851,397)
Disposal		(42,664)	(3,059)	(74,664)	(79,250)	(15,997)	(493,273)	—	—	—	—	—	(14,555)	(723,462)
Others (*1)		231,971	(7,043)	5,110	763,888	120,077	(23,588)	(563,615)	(42,527)	93,680	93,585	2,199	—	673,737

Ending balance	~~W~~	114,279,870	6,820,058	348,722	129,468,766	21,782,590	919,381	18,155,156	3,830,509	413,175	5,695,187	605,440	15,686	302,334,540

(*1)	Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~9,597,389 million, which is written off as of December 31, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost (continued)

ii)	Other financial assets

	2018
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	31,599,203	456,538	23,243	32,078,984
Transfer (from) to 12 months expected credit losses		28,028	(28,024)	(4)	—
Transfer (from) to lifetime expected credit losses		(51,596)	51,607	(11)	—
Transfer (from) to credit- impaired financial assets		(22,162)	(2,986)	25,148	—
Origination		30,085,141	27,251	21,930	30,134,322
Collection		(30,207,574)	(410,559)	(4,236)	(30,622,369)
Charge off		—	—	(20,984)	(20,984)
Disposal		—	(495)	(13,083)	(13,578)
Others (*2)		77,654	6,129	—	83,783

Ending balance	~~W~~	31,508,694	99,461	32,003	31,640,158

(*1)	The amortized cost includes the gross carrying amount of deposits and other assets.
(*2)	Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost (continued)

i)	Loans at amortized cost

	2019
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	114,279,870	6,820,058	348,722	129,468,766	21,782,590	919,381	18,155,156	3,830,509	413,175	5,695,187	605,440	15,686	302,334,540
Transfer (from) to 12 months expected credit losses		2,619,036	(2,614,416)	(4,620)	4,093,725	(4,088,373)	(5,352)	320,288	(320,129)	(159)	37,430	(37,430)	—	—
Transfer (from) to lifetime expected credit losses		(5,385,659)	5,406,091	(20,432)	(16,484,206)	16,597,346	(113,140)	(603,069)	603,280	(211)	(210,161)	210,333	(172)	—
Transfer (from) to credit- impaired financial assets		(627,950)	(43,168)	671,118	(1,088,270)	(76,177)	1,164,447	(36,483)	(22,473)	58,956	(39,844)	—	39,844	—
Origination		51,784,970	25,296	4,469	75,800,467	480,163	2,485	1,647,393	315,643	305,487	5,495,139	—	—	135,861,512
Collection		(38,870,803)	(1,814,003)	(238,174)	(57,057,718)	(9,966,512)	(395,670)	(59,799)	(5,328)	253	(5,949,565)	(149,802)	(11,979)	(114,519,100)
Charge off		—	—	(257,742)	—	—	(259,400)	—	—	(332,862)	—	—	(8,718)	(858,722)
Disposal		—	(5,122)	(108,624)	(117,453)	(3,806)	(283,747)	—	—	—	—	—	(18,398)	(537,150)
Others (*1)		320,096	88,420	10,744	583,534	(80,749)	(50,283)	(3,880)	(276,926)	(404)	139,207	927	—	730,686
Business combination (Note 50)		2,466,991	7,752	10,431	392,828	17,180	22,866	—	—	—	—	—	—	2,918,048

Ending balance	~~W~~	126,586,551	7,870,908	415,892	135,591,673	24,661,662	1,001,587	19,419,606	4,124,576	444,235	5,167,393	629,468	16,263	325,929,814

(*1)	Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~10,155,562 million, which is written off as of December 31, 2019

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost (continued)

ii)	Other financial assets

	2019
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	31,508,694	99,461	32,003	31,640,158
Transfer (from) to 12 month expected credit losses		12,685	(12,675)	(10)	—
Transfer (from) to lifetime expected credit losses		(253,546)	253,575	(29)	—
Transfer (from) to credit- impaired financial assets		(3,124)	(5,324)	8,448	—
Origination		62,331,232	29,315	27,281	62,387,828
Collection		(51,845,962)	(259,371)	(2,036)	(52,107,369)
Charge off		—	—	(29,456)	(29,456)
Disposal (*2)		(182,212)	(3)	(1,062)	(183,277)
Others (*3)		261,019	42	—	261,061
Business combination (Note 50)		1,416,216	1,497	10,826	1,428,539

Ending balance	~~W~~	43,245,002	106,517	45,965	43,397,484

(*1)	The amortized cost includes the gross carrying amount of deposits and other assets.
(*2)	Included the disposal amount of financial instruments for the purpose of collecting loans for credit concentration risk management of non-current assets, which recognized gains of ~~W~~13,317 million.
(*3)	Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost (continued)

(c)	Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2018 and 2019 are as follows:

i)	Loans at amortized cost

	2018
	Retail				Corporate			Credit cards			Others (*)
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	88,167	125,362	160,536	472,685	624,730	609,925	160,478	335,170	278,759	9,283	2,997	3,894	2,871,986
Transfer (from) to 12 month expected credit losses		45,985	(45,516)	(469)	49,898	(49,552)	(346)	57,848	(57,814)	(34)	433	(433)	—	—
Transfer (from) to lifetime expected credit losses		(5,862)	11,415	(5,553)	(43,180)	79,567	(36,387)	(19,671)	19,687	(16)	(221)	221	—	—
Transfer (from) to credit- impaired financial assets		(750)	(3,551)	4,301	(798)	(34,627)	35,425	(1,288)	(3,793)	5,081	(4)	(140)	144	—
Provision (reversal)		(10,735)	369	169,495	(49,962)	(43,876)	203,667	122,112	132,670	166,338	1,165	3,229	10,043	704,515
Charge off		—	—	(227,787)	—	—	(312,841)	—	—	(308,202)	—	—	(2,567)	(851,397)
Amortization of discount		—	—	(218)	—	—	(17,653)	—	—	(2,907)	—	—	—	(20,778)
Disposal		(302)	(17)	(4,242)	(334)	(357)	(52,871)	—	—	—	—	—	(2,454)	(60,577)
Collection		—	—	57,065	—	—	78,249	—	—	175,120	—	—	846	311,280
Others (*)		(1,208)	298	3,331	6,484	6,030	12,515	(149,237)	(74,155)	(34,041)	14	8	—	(229,961)

Ending balance	~~W~~	115,295	88,360	156,459	434,793	581,915	519,683	170,242	351,765	280,098	10,670	5,882	9,906	2,725,068

(*)	Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost (continued)

ii)	Other financial assets

	2018
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	39,048	7,666	20,166	66,880
Transfer (from) to 12 months expected credit losses		581	(578)	(3)	—
Transfer (from) to lifetime expected credit losses		(212)	222	(10)	—
Transfer (from) to credit- impaired financial assets		(94)	(2,209)	2,303	—
Provision (reversal)		(1,998)	1,775	24,293	24,070
Charge off		—	—	(20,984)	(20,984)
Disposal		—	(7)	(2,736)	(2,743)
Collection		—	—	1,815	1,815
Others (*2)		2,602	61	(80)	2,583

Ending balance	~~W~~	39,927	6,930	24,764	71,621

(*1)	The amortized cost includes the gross carrying amount of deposits and other assets.
(*2)	Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost (continued)

i)	Loans at amortized cost

	2019
	Retail				Corporate			Credit cards			Others
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	115,295	88,360	156,459	434,793	581,915	519,683	170,242	351,765	280,098	10,670	5,882	9,906	2,725,068
Transfer (from) to 12 months expected credit losses		18,079	(17,592)	(487)	50,720	(48,295)	(2,425)	55,815	(55,712)	(103)	757	(757)	—	—
Transfer (from) to lifetime expected credit losses		(9,411)	17,342	(7,931)	(35,790)	118,605	(82,815)	(20,607)	20,756	(149)	(159)	289	(130)	—
Transfer (from) to credit- impaired financial assets		(942)	(3,739)	4,681	(565)	(13,332)	13,897	(1,250)	(3,916)	5,166	—	—	—	—
Provision (reversal)		(7,751)	19,130	214,260	(43,230)	(31,265)	277,436	57,062	280,047	147,332	(4,067)	1,907	37	910,898
Charge off		—	—	(257,742)	—	—	(259,400)	—	—	(332,862)	—	—	(8,718)	(858,722)
Amortization of discount		—	—	(274)	—	—	(19,396)	—	—	(5,541)	—	—	—	(25,211)
Disposal		—	(241)	(21,561)	(6)	(245)	(30,436)	—	—	—	—	—	(820)	(53,309)
Collection		—	—	70,319	—	—	62,973	—	—	190,738	—	—	1,876	325,906
Others (*)		2,484	(15,353)	4,522	13,810	(76,711)	(27,910)	(87,378)	(227,692)	30,171	300	160	—	(383,597)
Business combination (Note 50)		15,658	3,118	6,792	20	614	17,600	—	—	—	—	—	—	43,802

Ending balance	~~W~~	133,412	91,025	169,038	419,752	531,286	469,207	173,884	365,248	314,850	7,501	7,481	2,151	2,684,835

(*)	Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost (continued)

ii)	Other financial assets

	2019
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	39,927	6,930	24,764	71,621
Transfer (from) to 12 months expected credit losses		458	(453)	(5)	—
Transfer (from) to lifetime expected credit losses		(231)	244	(13)	—
Transfer (from) to credit- impaired financial assets		(172)	(2,310)	2,482	—
Provision		2,822	2,667	28,456	33,945
Charge off		—	—	(29,456)	(29,456)
Collection		—	—	1,873	1,873
Others (*2)		(9,738)	9	435	(9,294)
Business combination (Note 50)		921	185	9,054	10,160

Ending balance	~~W~~	33,987	7,272	37,590	78,849

(*1)	The amortized cost includes the gross carrying amount of deposits and other assets.
(*2)	Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

(d)	Changes in deferred loan origination costs for the years ended December 31, 2018 and 2019 are as follows:

	2018		2019
Beginning balance	~~W~~	434,746	497,368
Loan origination		235,032	232,943
Amortization		(172,410)	(208,998)
Business combination (Note 50)		—	13,217

Ending balance	~~W~~	497,368	534,530

13.	Property and equipment

(a)	Details of property and equipment as of December 31, 2018 and 2019 are as follows:

	2018
	Acquisition cost		Accumulated depreciation	Carrying value
Land	~~W~~	1,827,711	—	1,827,711
Buildings		1,173,888	(321,319)	852,569
Others		2,002,755	(1,679,149)	323,606

	~~W~~	5,004,354	(2,000,468)	3,003,886

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Property and equipment (continued)

	2019
	Acquisition cost		Accumulated depreciation	Carrying value
Land	~~W~~	1,815,112	—	1,815,112
Buildings		1,167,514	(377,065)	790,449
Right-of-use assets		1,357,206	(244,410)	1,112,796
Others		2,130,805	(1,765,834)	364,971

	~~W~~	6,470,637	(2,387,309)	4,083,328

(b)	Changes in property and equipment for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Land		Buildings	Others	Total
Beginning balance	~~W~~	1,819,912	883,421	318,439	3,021,772
Acquisitions (*1)		33	14,612	136,244	150,889
Disposals (*1)		(17,735)	(3,282)	(9,699)	(30,716)
Depreciation		—	(47,207)	(124,564)	(171,771)
Amounts transferred from(to) investment properties		23,972	4,227	—	28,199
Amounts transferred from(to) non-current assets held for sale (*2)		(32)	(48)	—	(80)
Effects of foreign currency movements		1,561	846	3,186	5,593

Ending balance	~~W~~	1,827,711	852,569	323,606	3,003,886

(*1)	~~W~~6,319 million transferred from construction-in progress was included.
(*2)	Included buildings, land.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Property and equipment (continued)

	2019
	Land		Buildings	Right-of-use assets (Note 18)	Others	Total
Beginning balance (*1)	~~W~~	1,827,711	852,569	583,576	313,853	3,577,709
Acquisitions (*2)		69,045	16,946	805,783	184,630	1,076,404
Disposals (*2)		(249)	(1,719)	(12,595)	(29,081)	(43,644)
Depreciation		—	(55,450)	(298,538)	(125,669)	(479,657)
Amounts transferred from(to) investment property		(81,311)	(23,262)	—	—	(104,573)
Amounts transferred from(to) intangible assets		—	—	—	271	271
Amounts transferred from(to) non-current assets held for sale (*3)		(410)	(45)	—	—	(455)
Effects of foreign currency movements		326	1,410	2,981	9,314	14,031
Business combination (Note 50)		—	—	31,589	11,653	43,242

Ending balance	~~W~~	1,815,112	790,449	1,112,796	364,971	4,083,328

(*1)	The 9,753 million is transferred from other property and equipment to right-of-use assets due to the adoption of IFRS 16.
(*2)	~~W~~76,004 million transferred from construction-in progress was included.
(*3)	Included buildings, and land.

(c)	Insured assets and liability insurance as of December 31, 2019 are as follows:

	2019
Type of insurance	Insured assets	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash(including ATM)	23,200	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Collateral	1,315,820	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	22,141	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability of executives	60,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for employee accident	Employee	70,841	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	83,485	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance etc.	32,260	Samsung Fire & Marine Insurance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Intangible assets

(a)	Details of intangible assets as of December 31, 2018 and 2019 are as follows:

	2018		2019
Goodwill	~~W~~	3,903,518	4,690,049
Software		102,393	129,235
Development cost		82,536	144,100
Others		231,687	595,330

	~~W~~	4,320,134	5,558,714

(b)	Changes in intangible assets for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	3,901,260	83,829	75,322	212,910	4,273,321
Acquisitions		—	56,009	38,230	69,501	163,740
Disposals		—	(334)	(5,880)	(7,117)	(13,331)
Impairment (*1)		—	—	(706)	(362)	(1,068)
Amortization (*2)		—	(40,792)	(24,430)	(41,957)	(107,179)
Effects of foreign currency movements		—	3,681	—	(1,288)	2,393
Business combination		2,258	—	—	—	2,258

Ending balance	~~W~~	3,903,518	102,393	82,536	231,687	4,320,134

(*1)

Memberships such as golf and condominium memberships are intangible assets that cannot be limited to a specific period of time. If the market value of the exchanges is less than the carrying amount at the end of the reporting period, the impairment loss is recognized.

(*2)	Included in general administrative expense and other operating income of the consolidated comprehensive income.

	2019
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	3,903,518	102,393	82,536	231,687	4,320,134
Acquisitions		—	56,834	71,713	675,070	803,617
Business combination (Note 50)		786,531	9,469	30,435	44,850	871,285
Disposals		—	(428)	(1,310)	(16,476)	(18,214)
Amounts transferred from(to) property and equipment		—	697	(968)	—	(271)
Impairment (*1)(*2)		—	—	(474)	(151,169)	(151,643)
Amortization (*3)		—	(40,578)	(37,832)	(189,533)	(267,943)
Effects of foreign currency movements		—	848	—	901	1,749

Ending balance	~~W~~	4,690,049	129,235	144,100	595,330	5,558,714

(*1)

The Group reviewed the recoverable value of intangible assets related to the rights to be the depository bank of local governments due to the performance below forecast and future prospects. For the year ended

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Intangible assets (continued)

December 31, 2019, the impairment loss amounted to ~~W~~151,523 million. The impairment loss was included in the non-operating expenses in the consolidated statement of comprehensive income.
(*2)

Memberships such as golf and condominium memberships are intangible assets that cannot be limited to a specific period of time. If the market value of the exchanges is less than the carrying amount at the end of the reporting period, the impairment loss is recognized.

(*3)	Included in general administrative expense and other operating income of the consolidated statements of comprehensive income.

(c)	Goodwill

i)	Goodwill allocated in the Group’s CGUs as of December 31, 2018 and 2019

	2018		2019
Banking	~~W~~	810,058	810,058
Credit card		2,773,231	2,880,383
Securities		7,904	7,904
Life insurance (Shinhan Life Insurance)		275,371	275,371
Life insurance (Orange Life Insurance Co., Ltd.)		—	564,576
Others		36,954	151,757

	~~W~~	3,903,518	4,690,049

ii)	Changes in goodwill for the years ended December 31, 2018 and 2019

	2018		2019
Beginning balance	~~W~~	3,901,260	3,903,518
Acquisitions through business combinations (*1)(*2)		2,258	786,531

Ending balance	~~W~~	3,903,518	4,690,049

(*1)

recognized as a result of the Group’s acquisitions of Orange Life Insurance Co., Ltd.(“Orange Life”), Asia Trust Co., and the Shinhan Card’s acquisition of the new business for the year ended December 31, 2019 (Note 50).

(*2)	recognized as a result of the Shinhan Financial Investment Corp. acquisition of the new business for the year ended December 31, 2018.

iii)	Goodwill impairment test

The	recoverable amounts of each CGU were evaluated based on their respective value in use.

•	Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

•	Projection period

When evaluating the value in use, 5.0~5.5 years of cash flow estimates were used in projection and the value thereafter was reflected as terminal value. 30 years and 60 years of cash flow estimates for Shinhan

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Intangible assets (continued)

Life and Orange Life, respectively were applied and the present value of the future cash flows thereafter is not considered as it is insignificant.

•	Discount rates and terminal growth rates

The required rates of return expected by shareholders were applied to the discount rates by calculating the cost of capital which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). Expected terminal growth rate is on the basis of inflation rates.

•	Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates(%)	Terminal growth rate(%)
Banking	8.3~13.9	1.0~3.0
Credit card	8.9~13.3	1.0~3.0
Securities	12.1~13.3	3.0
Life insurance (Shinhan Life Insurance)	8.0	—
Life insurance (Orange Life Insurance Co., Ltd.)	8.0	—
Others	9.2~14.0	1.0

iv)	Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2019	2020	2021	2022	2023	2024
CPI growth(%)	0.7	1.1	1.6	1.8	1.7	1.7
Private consumption growth(%)	2.0	2.0	2.2	2.5	2.4	2.4
Real GDP growth(%)	1.9	2.2	2.4	2.7	2.6	2.6

Key assumptions used in the discounted cash flow calculations of life insurance components are as follows:

Key assumptions
Rate of return on investment(%)	2.45~2.75
Risk-based capital ratio(%)	150.00

The values for the CPI growth rate, real retail sales growth rate, real GDP growth rate, rate of return on investment and risk-based capital ratio are based on a combination of internal and external analysis.

v)	Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	~~W~~	46,896,966
Total carrying value		41,902,106

	~~W~~	4,994,860

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates

(a)	Investments in associates as of December 31, 2018 and December 31, 2019 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2018	2019
BNP Paribas Cardif Life Insurance (*1),(*3)	Korea	September 30	14.99	14.99
Songrim Partners. (*1),(*4)	”	December 31	35.34	35.34
Daewontos Co., Ltd. (*7)	”	—	36.33	—
Neoplux Technology Valuation Investment Fund (*1)	”	September 30	33.33	33.33
Partners 4th Growth Investment Fund (*1)	”	”	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	”	”	30.00	30.00
JAEYANG INDUSTRY (*7)	”	—	25.90	—
Daekwang Semiconductor Co., Ltd. (*1),(*4)	”	September 30	20.94	20.94
Shinhan-Neoplux Energy Newbiz Fund (*1)	”	September 30	23.33	23.33
Shinhan-Albatross tech investment Fund	”	December 31	50.00	50.00
KCLAVIS Meister Fund No.17	”	”	26.09	26.09
Plutus-SG Private Equity Fund	”	”	26.67	26.67
SG ARGES Private Equity Fund No.1 (*7)	”	—	24.06	—
Eum Private Equity Fund No.3	”	December 31	20.76	20.76
KTB Confidence Private Placement	”	”	30.29	31.43
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	”	”	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	”	”	20.16	20.16
VOGO Debt Strategy Qualified INV Private R/E INV TR 4	”	”	20.00	20.00
Platform Partners brick save Private Investment trust (*7)	”	—	98.77	—
Shinhan-Midas Donga Secondary Fund	”	December 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	”	”	24.00	24.00
Synergy-Shinhan Mezzanine New Technology Investment Fund	”	”	47.62	47.62
Shinhan Praxis K-Growth Global Private Equity Fund (*5)	”	”	18.87	18.87
Credian Healthcare Private Equity Fund II	”	”	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	”	”	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	”	”	21.28	21.28
Brain Professional Private Trust No.4 (*7)	”	—	27.50	—
Hanhwa US Equity Strategy Private Real Estate Fund No.1	”	December 31	44.84	44.84
Brain KS Qualified Privately Placed Fund No.6 (*7)	”	—	50.00	—
Shinhan Global Healthcare Fund 1 (*5)	”	December 31	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	”	”	33.33	33.33
IBK AONE convertible 1	”	”	47.25	47.25

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2018	2019
Rico synergy collabo Multi-Mezzanine 3 (*8)	Korea	December 31	50.03	50.03
KB NA Hickory Private Special Asset Fund	”	”	37.50	37.50
GB Professional Private Investment Trust 6 (*7)	”	—	94.51	—
Koramco Europe Core Private Placement Real Estate Fund No.2-2	”	December 31	44.02	44.02
SHBNPP Private Korea Equity Long-Short Professional Feeder (*10)	”	—	21.52	—
Shinhan-Stonebridge Petro PEF (*5)	”	December 31	1.82	1.82
BNP Paribas Cardif General Insurance (*1),(*2)	”	September 30	10.00	10.00
Axis Global Growth New Technology Investment Association	”	December 31	31.85	31.85
Polaris No7 Start up and Venture Private Equity Fund	”	”	28.57	28.57
Hermes Private Investment Equity Fund	”	”	29.17	29.17
SHC ULMUS Fund No.1	”	”	29.41	29.41
Shinhan-Nvestor Liquidity Solution Fund	”	”	24.92	24.92
Shinhan AIM FoF Fund 1a	”	”	24.91	25.00
Daishin Heim Qualified Investor Private Investment Trust No.1808 (*7)	”	—	34.48	—
Heungkuk High Class Professional Trust Private Fund 37 (*7)	”	—	50.00	—
IGIS Global Credit Fund 150-1	”	December 31	25.11	25.00
GX Shinhan Intervest 1st Private Equity Fund	”	”	25.27	25.27
Soo Commerce Platform Growth Fund	”	”	24.62	24.62
Partner One Value up I Private Equity Fund	”	”	27.91	27.91
Genesis No.1 Private Equity Fund	”	”	22.80	22.80
GMB ICT New Technology Investment Fund	”	”	26.75	26.75
Korea Omega Project Fund III	”	”	23.53	23.53
Soo Delivery Platform Growth Fund	”	”	30.00	30.00
Genesis North America Power Company No.1 PEF	”	”	39.92	39.92
Hyungje art printing (*1),(*4)	”	”	31.54	31.54
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	”	”	23.33	23.33
Shinhan-Rhinos 1 Fund	”	”	—	22.48
Pacific Private Investment Trust No.20	”	”	—	21.74
Susung Mezzanine project P1 Private Investment Trust	”	”	—	41.18
Korea Finance Security (*1),(*9)	”	September 30	—	14.91
MIEL CO.,LTD (*4)	”	December 31	—	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	”	”	—	35.73
Lime Neptune Professional Private 6	”	”	—	50.00
PCC S/W 2nd Fund	”	”	—	29.56
E&Healthcare Investment Fund No.6 (*5)	”	”	—	20.37
One Shinhan Global Fund 1 (*5)	”	”	—	19.98

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2018	2019
Kiwoom-Shinhan Innovation Fund I	Korea	December 31	—	50.00
Daishin-K&T New Technology Investment Fund	”	”	—	31.25
Midas Asset Global CRE Debt Private Fund No.6	”	”	—	20.05
Richmond Private Investment Trust No.82 (*6)	”	”	—	60.00
Tiger Alternative Real Estate Professional Private5	”	”	—	48.71
Samchully Midstream Private Placement Special Asset Fund 5-4	”	”	—	42.92
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	”	”	—	20.00
AUCTUS FITRIN Corporate Recovery Private Equity Fund	”	”	—	21.43
NH-Amundi Global Infrastructure Trust 14	”	”	—	30.00
Pacific Private Real Estate Fund Investment Trust No.30	”	”	—	37.50
Jarvis Memorial Private Investment Trust 1 (*6)	”	”	—	99.01
Mastern Private Investment Trust 68 (*6)	”	”	—	53.76
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*8)	”	”	—	60.00
Milestone Private Real Estate Fund 3 (Derivative Type)	”	”	—	32.06
IGIS Private Real Estate Investment Trust 286 (2 class)	”	”	—	41.56
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)	”	”	—	31.31
Lime Pricing Private Equity Fund	”	”	—	25.85
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	”	”	—	21.27
DS Solid.II Hedge Fund	”	”	—	27.41
Hana Semiconductor New Technology Fund	”	”	—	24.30
J&Magnet Startup Venture Specialized Private Equity Fund (*1)	”	September 30	—	24.39
Cape IT Fund No.3	”	December 31	—	32.89
Vogo Realty Partners Private Real Estate Fund V	”	”	—	21.64
IL GU FARM CO.,LTD (*1)(*4)	—	”	—	28.47
Korea Credit Bureau (*1)(*9)	”	September 30	—	9.00
SBC PFV Co., Ltd (*11)	”	December 31	—	25.00
Sprott Global Renewable Private Equity Fund II	”	”	—	23.10
NH-amundi global infra private fund 16	”	”	—	50.00
IMM Global Private Equity Fund	”	”	—	31.85
HANA Alternative Estate Professional Private122 (*8)	”	”	—	75.19
Hanwha-Incus Plus New Technology Fund No.1	”	”	—	42.64
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]	”	”	—	45.96

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2018	2019
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust (*8)	Korea	December 31	—	57.50
PSA EMP Private Equity Fund	”	”	—	28.99
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*8)	”	”	—	52.28
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]	”	”	—	25.70
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]	”	”	—	25.42
BRAIN DO PROFESSIONALE PRIVATE No. 27	”	”	—	29.13
VISION US Muni US Local Debt Opportunities Professional Private1(S)	”	”	—	25.00

(*1)

The latest financial statements were used for the equity method since the financial statements as of December 31, 2019 were not available. Significant trades and events occurred within the period were properly reflected.

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
(*4)

As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments, as the Group cannot exercise voting rights during the process, the Group has classified the shares as investments at fair value through profit or loss. The Group reclassified Securities at fair value through profit or loss to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*5)	As a managing partner, the Group has a significant influence over the investees.
(*6)	As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*7)	Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.
(*8)

Although the ownership interests were more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*9)

Although the ownership percentages were less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*10)	The investment in the associate is consolidated due to the additional acquisition of the shares from the year ended December 31, 2019.
(*11)	The rate of Group’s voting rights is 4.65%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2018 and 2019 were as follows:

	2018
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,616	(2,043)	783	(1,540)	—	49,816
Daewontos Co., Ltd. (*1)		—	—	—	—	—	—
Songrim Partners. (*1)		48	—	(48)	—	—	—
Neoplux Technology Valuation Investment Fund		13,470	6,000	(242)	(490)	—	18,738
JAEYOUNG SOLUTEC CO., LTD.		3,849	(2,865)	(836)	(148)	—	—
Partners 4th Growth Investment Fund		13,390	2,597	625	—	—	16,612
JAEYANG INDUSTRY (*1)		—	—	—	—	—	—
KTB Newlake Global Healthcare PEF		2,653	7,470	(238)	—	—	9,885
DAEKWANG SEMICONDUCTOR CO., LTD.		3,824	—	(490)	—	—	3,334
Shinhan-Neoplux Energy Newbiz Fund		1,400	2,800	(226)	—	—	3,974
Shinhan-Albatross Tech Investment Fund		2,672	6,000	(70)	306	—	8,908
Asia Pacific No.39 Ship Investment Co., Ltd.		4,682	(4,803)	121	—	—	—
KCLAVIS Meister Fund No.17		3,039	—	44	—	—	3,083
SG No.9 Corporate Recovery Private Equity Fund		3,963	(3,102)	566	—	—	1,427
Plutus-SG Private Equity Fund		4,251	(132)	133	—	—	4,252
SG ARGES Private Equity Fund No.1		6,422	(2,295)	214	—	—	4,341
OST Progress- 2 Fund		4,895	(4,895)	—	—	—	—
Eum Private Equity Fund No.3		4,925	(277)	241	—	—	4,889
Richmond Private Yong in Retail Facility Real Estate Fund No.1		8,101	(10,286)	2,185	—	—	—
KTB Confidence Private Placement		6,403	(389)	387	(1,099)	—	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		6,757	(1,518)	193	—	—	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,387	(305)	347	—	—	8,429
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		6,012	(6,035)	23	—	—	—
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		1,638	3,060	133	—	—	4,831
Platform Partners Brick Save Private Investment Trust		8,069	(496)	547	—	—	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		4,999	5,000	150	—	—	10,149
The Asia Pacific Capital Fund II L.P.		7,307	(3,004)	(656)	2,602	(5,849)	400
Shinhan Praxis K-Growth Global Private Equity Fund	~~W~~	18,954	(7,473)	5,046	—	—	16,527

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2018
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Credian Healthcare Private Equity Fund II	~~W~~	3,813	—	740	—	—	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		10,408	(199)	210	—	—	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		20,460	(1,253)	1,337	—	—	20,544
Brain Professional Private Trust No.4		5,847	(1,274)	671	—	—	5,244
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,479	(2,000)	2,753	—	—	26,232
Brain KS Qualified Privately Placed Fund No.6		4,805	—	292	—	—	5,097
M360 CRE Income Fund		153,905	(171,215)	6,183	11,127	—	—
Shinhan Global Healthcare Fund 1		3,407	—	(122)	—	—	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		18,690	(2,075)	869	—	—	17,484
IBK AONE convertible 1		5,122	—	784	—	—	5,906
Rico synergy collabo Multi-Mezzanine 3		5,026	—	264	—	—	5,290
KB NA Hickory Private Special Asset Fund		34,091	(1,560)	1,829	—	—	34,360
GB Professional Private Investment Trust 6		8,600	—	(12)	—	—	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2		20,760	(2,357)	213	—	—	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder		4,861	9,412	97	—	—	14,370
Shinhan-Stonebridge Petro PEF		19,201	(1,133)	613	—	—	18,681
BNP Paribas Cardif General Insurance		4,429	—	(1,026)	20	—	3,423
Axis Global Growth New Technology Investment Association		4,953	—	(78)	—	—	4,875
Polaris No7 Start up and Venture Private Equity Fund		4,359	—	(21)	—	—	4,338
Hermes Private Investment Equity Fund		17,497	(5,158)	(5,274)	—	—	7,065
Shinhan AIM FoF Fund 1a		—	4,125	226	—	—	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808		—	9,786	340	—	—	10,126
Heungkuk High Class Professional Trust Private Fund 37		—	9,178	260	—	—	9,438
IGIS Global Credit Fund 150-1		—	8,529	367	—	—	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund		—	34,900	(3,069)	—	—	31,831
Soo Commerce Platform Growth Fund	~~W~~	—	6,500	(122)	—	—	6,378

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2018
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Partner One Value up I Private Equity Fund	~~W~~	—	12,000	(61)	—	—	11,939
Genesis No.1 Private Equity Fund		—	46,068	(310)	—	—	45,758
GMB ICT New Technology Investment Fund		—	8,000	(66)	—	—	7,934
Soo Delivery Platform Growth Fund		—	9,000	(17)	—	—	8,983
Genesis North America Power Company No.1 PEF		—	21,592	(768)	—	—	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		—	6,300	(96)	—	—	6,204
Others (*2)		52,855	37,442	1,550	2	—	91,849

	~~W~~	631,294	17,617	17,488	10,780	(5,849)	671,330

(*1)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.
(*2)	Included disposal by account reclassification involving non-cash transactions

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	49,816	(373)	(517)	3,660	—	52,586
Songrim Partners. (*1)		—	—	—	—	—	—
Neoplux Technology Valuation Investment Fund		18,738	(1,661)	(693)	—	—	16,384
Partners 4th Growth Investment Fund		16,612	(1,219)	(476)	—	—	14,917
KTB Newlake Global Healthcare PEF		9,885	1,500	(105)	—	—	11,280
Daekwang Semiconductor Co., Ltd.		3,334	—	52	2	—	3,388
Shinhan-Neoplux Energy Newbiz Fund		3,974	4,200	(294)	—	—	7,880
Shinhan-Albatross tech investment Fund		8,908	—	132	(306)	—	8,734
KCLAVIS Meister Fund No.17		3,083	(1,801)	(84)	—	—	1,198
Plutus-SG Private Equity Fund		4,252	(132)	111	—	—	4,231
SG ARGES Private Equity Fund No.1		4,341	(4,796)	455	—	—	—
Eum Private Equity Fund No.3		4,889	(2,476)	1,161	—	—	3,574
KTB Confidence Private Placement		5,302	(215)	980	—	—	6,067
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		5,432	(1,266)	90	—	—	4,256
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,429	242	245	—	—	8,916
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		4,831	4,820	279	—	—	9,930
Platform Partners brick save Private Investment trust		8,120	(8,197)	77	—	—	—
Shinhan-Midas Donga Secondary Fund		2,061	1,750	(325)	—	—	3,486
ShinHan – Soo Young Entrepreneur Investment Fund No.1		2,554	1,968	27	—	—	4,549
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,149	(6,492)	255	—	—	3,912
Shinhan Praxis K-Growth Global Private Equity Fund		16,527	(8,745)	2,520	—	—	10,302
Credian Healthcare Private Equity Fund II		4,553	(2,526)	350	—	—	2,377
Kiwoom Milestone Professional Private Real Estate Trust 19		10,419	(241)	229	—	—	10,407
AIP EURO Green Private Real Estate Trust No.3		20,544	(1,248)	1,588	—	—	20,884
Brain Professional Private Trust No.4		5,244	(5,175)	(69)	—	—	—
Hanhwa US Equity Strategy Private Real Estate Fund No.1	~~W~~	26,232	(1,866)	1,598	—	—	25,964

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Brain KS Qualified Privately Placed Fund No.6	~~W~~	5,097	(5,041)	(56)	—	—	—
Shinhan Global Healthcare Fund 1		3,285	—	(76)	—	—	3,209
JB Power TL Investment Type Private Placement Special Asset Fund 7		17,484	(1,513)	829	—	—	16,800
IBK AONE convertible 1		5,906	—	171	—	—	6,077
Rico synergy collabo Multi-Mezzanine 3		5,290	(2,501)	428	—	—	3,217
KB NA Hickory Private Special Asset Fund		34,360	445	1,125	—	—	35,930
GB Professional Private Investment Trust 6		8,588	(8,588)	—	—	—	—
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,616	(1,458)	2,404	—	—	19,562
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,370	(14,325)	(45)	—	—	—
Shinhan-Stonebridge Petro PEF		18,681	(19,589)	909	—	—	1
BNP Paribas Cardif General Insurance		3,423	—	(1,296)	(14)	—	2,113
Axis Global Growth New Technology Investment Association		4,875	(1,592)	(78)	—	—	3,205
Polaris No7 Start up and Venture Private Equity Fund		4,338	(2,300)	265	—	—	2,303
Hermes Private Investment Equity Fund		7,065	—	(689)	—	—	6,376
SHC ULMUS Fund No.1		2,890	—	259	—	—	3,149
Shinhan-Nvestor Liquidity Solution Fund		2,689	2,700	(524)	—	—	4,865
Shinhan AIM FoF Fund 1a		4,351	2,363	528	—	—	7,242
Daishin Heim Qualified Investor Private Investment Trust No.1808		10,126	(10,297)	171	—	—	—
Heungkuk High Class Professional Trust Private Fund 37		9,438	(9,505)	67	—	—	—
IGIS Global Credit Fund 150-1		8,896	781	41	—	—	9,718
GX Shinhan Intervest 1st Private Equity Fund		31,831	—	1,335	—	—	33,166
Soo Commerce Platform Growth Fund		6,378	—	(35)	—	—	6,343
Partner One Value up I Private Equity Fund		11,939	—	(48)	—	—	11,891
Genesis No.1 Private Equity Fund		45,758	404	4,988	—	—	51,150
GMB ICT New Technology Investment Fund		7,934	—	(80)	—	—	7,854
Korea Omega Project Fund III	~~W~~	1,992	—	1,024	—	—	3,016

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Soo Delivery Platform Growth Fund	~~W~~	8,983	(171)	110	—	—	8,922
Genesis North America Power Company No.1 PEF		20,824	(4,035)	1,486	—	—	18,275
Hyungje art printing (*1)		—	—	—	—	—	—
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		6,204	14,147	361	—	—	20,712
Shinhan-Rhinos 1 Fund		—	3,000	29	—	—	3,029
Pacific Private Investment Trust No.20		—	3,819	257	—	—	4,076
Susung Mezzanine project P1 Private Investment Trust		—	4,000	1,128	—	—	5,128
Korea Finance Security (*2)		—	3,448	(213)	—	—	3,235
MIEL CO.,LTD (*3)		—	—	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		—	31,136	444	—	—	31,580
Lime Neptune Professional Private 6		—	5,000	63	—	—	5,063
PCC S/W 2nd Fund		—	3,000	1	—	—	3,001
E&Healthcare Investment Fund No.6		—	7,030	746	—	—	7,776
One Shinhan Global Fund 1		—	4,520	(79)	—	—	4,441
Kiwoom-Shinhan Innovation Fund I		—	7,500	(216)	—	—	7,284
Daishin-K&T New Technology Investment Fund		—	7,000	57	—	—	7,057
Midas Asset Global CRE Debt Private Fund No.6		—	23,194	537	—	—	23,731
Richmond Private Investment Trust No.82		—	14,569	551	—	—	15,120
Tiger Alternative Real Estate Professional Private5		—	19,876	(56)	—	—	19,820
Samchully Midstream Private Placement Special Asset Fund 5-4		—	29,436	1,306	—	—	30,742
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		—	52,048	1,783	—	—	53,831
AUCTUS FITRIN Corporate Recovery Private Equity Fund		—	14,250	108	—	—	14,358
NH-Amundi Global Infrastructure Trust 14		—	17,769	728	—	—	18,497
Pacific Private Real Estate Fund Investment Trust No.30		—	14,236	580	—	—	14,816
Jarvis Memorial Private Investment Trust 1	~~W~~	—	9,888	278	—	—	10,166

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Mastern Private Investment Trust 68	~~W~~	—	9,764	235	—	—	9,999
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		—	4,434	(37)	—	—	4,397
Milestone Private Real Estate Fund 3 (Derivative Type)		—	17,016	170	—	—	17,186
IGIS Private Real Estate Investment Trust 286 (2 class)		—	10,100	(332)	—	—	9,768
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		—	9,018	(104)	—	—	8,914
Lime Pricing Private Equity Fund		—	8,400	(100)	—	—	8,300
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		—	39,376	2,615	—	—	41,991
DS Solid.II Hedge Fund		—	4,300	(177)	—	—	4,123
Hana Semiconductor New Technology Fund		—	13,000	(144)	—	—	12,856
J&Magnet Startup Venture Specialized Private Equity Fund		—	6,000	(21)	—	—	5,979
Cape IT Fund No.3		—	10,000	(33)	—	—	9,967
Vogo Realty Partners Private Real Estate Fund V		—	10,611	(235)	—	—	10,376
IL GU FARM CO.,LTD		—	—	—	—	—	—
Korea Credit Bureau (*2)		—	4,500	2,312	—	—	6,812
SBC PFV Co., Ltd		—	20,000	—	—	—	20,000
Sprott Global Renewable Private Equity Fund II		—	20,131	(1,115)	—	—	19,016
NH-amundi global infra private fund 16		—	49,530	(1,372)	—	—	48,158
IMM Global Private Equity Fund		—	28,945	(20)	—	—	28,925
HANA Alternative Estate Professional Private122		—	28,487	(2,282)	—	—	26,205
Hanwha-Incus Plus New Technology Fund No.1		—	5,500	(1)	—	—	5,499
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		—	51,293	—	—	—	51,293
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		—	146,045	4,272	—	—	150,317
PSA EMP Private Equity Fund	~~W~~	—	10,000	(73)	—	—	9,927

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24	~~W~~	—	28,314	1,149	—	—	29,463
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		—	5,727	—	—	—	5,727
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		—	5,729	—	—	—	5,729
BRAIN DO PROFESSIONALE PRIVATE No. 27		—	3,000	65	—	—	3,065
VISION US Muni US Local Debt Opportunities Professional Private1(S)		—	9,500	369	—	—	9,869
Others		81,490	(14,513)	18,954	—	—	85,931

	~~W~~	671,330	724,902	53,287	3,342	—	1,452,861

(*1)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.
(*2)	Classified as investments in associates without cash transactions.
(*3)	No gains or losses from the equity method investees have been recognized after the acquisition of a debt-to-equity swap in 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

(c)	The statement of financial information as of and for the year ended December 31, 2018 and 2019 were as follows:

	2018
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,995,746	3,662,567	53,756	5,191	(10,268)	(5,077)
Neoplux Technology Valuation Investment Fund		57,018	804	390	(724)	(1,969)	(2,693)
Partners 4th Growth Investment Fund		67,403	954	4,424	3,025	—	3,025
KTB Newlake Global Healthcare PEF		32,508	123	69	(793)	—	(793)
DAEKWANG SEMICONDUCTOR CO., LTD.		25,459	9,537	15,794	(2,341)	—	(2,341)
Shinhan-Neoplux Energy Newbiz Fund		17,347	315	19	(968)	—	(968)
Shinhan-Albatross Tech Investment Fund		18,009	182	299	(435)	917	482
KCLAVIS Meister Fund No.17		11,866	47	398	167	—	167
SG No.9 Corporate Recovery Private Equity Fund		5,566	181	—	2,136	—	2,136
Plutus-SG Private Equity Fund		16,012	69	778	499	—	499
SG ARGES Private Equity Fund No.1		18,085	46	—	888	—	888
Eum Private Equity Fund No.3		23,552	5	1,667	1,311	—	1,311
KTB Confidence Private Placement		38,559	21,054	506	256	(3,629)	(3,373)
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,739	1	1,451	62	—	62
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,809	2	3,027	1,044	—	1,044
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,174	15	3,046	1,165	—	1,165
Platform Partners brick save Private Investment trust		8,286	64	809	763	—	763
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	—	553	331	—	331
The Asia Pacific Capital Fund II L.P.		1,674	86	1	(25,828)	—	(25,828)
Shinhan Praxis K-Growth Global Private Equity Fund		87,897	307	31,059	26,381	—	26,381
Credian Healthcare Private Equity Fund II		13,408	47	2,364	2,171	—	2,171
Kiwoom Milestone Professional Private Real Estate Trust 19		57,678	36,839	3,383	422	—	422
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,624	86	18,700	6,287	—	6,287
Brain Professional Private Trust No.4		19,113	46	4,306	2,435	—	2,435
Hanhwa US Equity Strategy Private Real Estate Fund No.1		58,575	77	10,098	6,139	—	6,139
Brain KS Qualified Privately Placed Fund No.6		10,089	—	812	477	—	477

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2018
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Shinhan Global Healthcare Fund 1	~~W~~	74,409	—	4	(2,757)	—	(2,757)
JB Power TL Investment Type Private Placement Special Asset Fund 7		52,627	174	9,878	2,607	—	2,607
IBK AONE Convertible 1		12,807	307	2,042	1,660	—	1,660
Rico Synergy Collabo Multi-Mezzanine 3		10,736	161	686	529	—	529
KB NA Hickory Private Special Asset Fund		91,694	67	9,601	4,877	—	4,877
GB Professional Private Investment Trust 6		9,088	1	1	(13)	—	(13)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,491	2,202	6,470	878	—	878
SHBNPP Private Korea Equity Long-Short Professional Feeder		77,465	10,728	18,729	728	—	728
Shinhan-Stonebridge Petro PEF		1,025,884	807	36,968	33,616	—	33,616
BNP Paribas Cardif General Insurance		51,211	16,986	10,972	(10,264)	196	(10,068)
Axis Global Growth New Technology Investment Association		15,308	—	1	(245)	—	(245)
Polaris No7 Start up and Venture Private Equity Fund		15,193	10	—	(75)	—	(75)
Hermes Private Investment Equity Fund		24,233	8	6	(18,025)	—	(18,025)
Shinhan AIM FoF Fund 1a		17,478	11	3,004	342	—	342
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,770	405	806	741	—	741
Heungkuk High Class Professional Trust Private Fund 37		20,523	1,646	1,045	1,005	—	1,005
IGIS Global Credit Fund 150-1		35,453	27	3,457	214	—	214
GX SHINHAN INTERVEST 1st Private Equity Fund		125,954	—	6	(12,146)	—	(12,146)
Soo Commerce Platform Growth Fund		25,905	3	—	(497)	—	(497)
Partner One Value up I Private Equity Fund		42,776	—	326	(224)	—	(224)
Genesis No.1 Private Equity Fund		201,103	434	—	(1,360)	—	(1,360)
GMB ICT New Technology Investment Fund		29,657	—	3	(242)	—	(242)
Soo Delivery Platform Growth Fund		29,946	2	—	(56)	—	(56)
Genesis North America Power Company No.1 PEF		52,393	223	1	(1,922)	—	(1,922)
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		26,826	237	2	(411)	—	(411)

(*)	Excluded the associates’ financial information that are not subject to recognizing equity method income or loss or financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,896,875	3,545,682	37,067	(3,919)	24,402	20,483
Neoplux Technology Valuation Investment Fund		49,890	738	3,953	(2,078)	—	(2,078)
Partners 4th Growth Investment Fund		60,775	1,106	14	(1,904)	—	(1,904)
KTB Newlake Global Healthcare PEF		37,187	151	387	(349)	—	(349)
Daekwang Semiconductor Co., Ltd.		23,507	7,328	1,248	248	9	257
Shinhan-Neoplux Energy Newbiz Fund		33,791	18	26	(1,259)	—	(1,259)
Shinhan-Albatross tech investment Fund		17,681	182	1,263	551	(917)	(366)
KCLAVIS Meister Fund No.17		4,689	96	425	(322)	—	(322)
Plutus-SG Private Equity Fund		16,006	138	700	419	—	419
Eum Private Equity Fund No.3		17,243	27	6,305	5,604	—	5,604
KTB Confidence Private Placement		19,369	64	7,328	3,122	—	3,122
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,821	1	1,280	377	—	377
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		44,228	2	3,445	1,217	—	1,217
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		49,683	33	4,198	1,391	—	1,391
Shinhan-Midas Donga Secondary Fund		6,973	1	88	(651)	—	(651)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,963	9	1,656	113	—	113
Synergy-Shinhan Mezzanine New Technology Investment Fund		8,266	51	834	535	—	535
Shinhan Praxis K-Growth Global Private Equity Fund		54,786	185	27,588	13,361	—	13,361
Credian Healthcare Private Equity Fund II		7,001	24	1,542	1,031	—	1,031
Kiwoom Milestone Professional Private Real Estate Trust 19		59,559	38,744	3,100	470	—	470
AIP EURO Green Private Real Estate Trust No.3		98,221	86	18,362	7,462	—	7,462
Hanhwa US Equity Strategy Private Real Estate Fund No.1		59,652	1,750	14,838	3,742	—	3,742
Shinhan Global Healthcare Fund 1		73,388	701	5,480	(1,722)	—	(1,722)
JB Power TL Investment Type Private Placement Special Asset Fund 7		50,468	66	15,476	2,487	—	2,487
IBK AONE convertible 1		12,861	—	1,515	410	—	410
Rico synergy collabo Multi-Mezzanine 3		6,433	2	1,296	856	—	856
KB NA Hickory Private Special Asset Fund		96,289	476	16,132	2,489	—	2,489
Koramco Europe Core Private Placement Real Estate Fund No.2-2		46,742	2,304	9,328	5,462	—	5,462

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Shinhan-Stonebridge Petro PEF	~~W~~	1,388	1,350	52,928	49,878	—	49,878
BNP Paribas Cardif General Insurance		43,064	21,936	17,613	(12,962)	(136)	(13,098)
Axis Global Growth New Technology Investment Association		10,064	—	1	(244)	—	(244)
Polaris No7 Start up and Venture Private Equity Fund		8,113	52	1,037	928	—	928
Hermes Private Investment Equity Fund		21,954	95	45	(2,366)	—	(2,366)
SHC ULMUS Fund No.1		10,706	—	1,073	881	—	881
Shinhan-Nvestor Liquidity Solution Fund		19,524	—	209	(2,101)	—	(2,101)
Shinhan AIM FoF Fund 1a		28,987	20	5,556	2,111	—	2,111
IGIS Global Credit Fund 150-1		38,912	38	2,674	166	—	166
GX Shinhan Intervest 1st Private Equity Fund		131,237	—	6,689	5,283	—	5,283
Soo Commerce Platform Growth Fund		25,765	3	36	(140)	—	(140)
Partner One Value up I Private Equity Fund		42,602	—	457	(173)	—	(173)
Genesis No.1 Private Equity Fund		224,322	7	23,180	21,872	—	21,872
GMB ICT New Technology Investment Fund		29,359	—	2	(298)	—	(298)
Korea Omega Project Fund III		12,818	—	4,432	4,351	—	4,351
Soo Delivery Platform Growth Fund		29,743	3	675	367	—	367
Genesis North America Power Company No.1 PEF		46,041	281	4,323	3,756	—	3,756
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		89,450	687	4,262	1,546	—	1,546
Shinhan-Rhinos 1 Fund		13,474	—	143	129	—	129
Pacific Private Investment Trust No.20		18,764	15	1,247	1,187	—	1,187
Susung Mezzanine project P1 Private Investment Trust		10,023	351	22	(91)	—	(91)
Korea Finance Security		32,079	10,386	64,964	(1,297)	—	(1,297)
AIP Transportation Specialized Privately Placed Fund Trust #1		94,437	6,042	12,473	1,242	—	1,242
Lime Neptune Professional Private 6		10,166	41	460	125	—	125
PCC S/W 2nd Fund		10,154	—	151	4	—	4
E&Healthcare Investment Fund No.6		38,181	2	4,405	3,664	—	3,664
One Shinhan Global Fund 1		22,244	—	92	(406)	—	(406)
Kiwoom-Shinhan Innovation Fund I		14,719	151	13	(432)	—	(432)
Daishin-K&T New Technology Investment Fund		55,686	33,103	1,292	183	—	183
Midas Asset Global CRE Debt Private Fund No.6		118,438	70	3,907	2,677	—	2,677

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Richmond Private Investment Trust No.82	~~W~~	50,079	24,879	1,155	919	—	919
Tiger Alternative Real Estate Professional Private5		40,792	103	1,628	(116)	—	(116)
Samchully Midstream Private Placement Special Asset Fund 5-4		71,680	55	14,423	3,015	—	3,015
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		269,203	48	8,854	8,289	—	8,289
AUCTUS FITRIN Corporate Recovery Private Equity Fund		67,222	218	1,187	449	—	449
NH-Amundi Global Infrastructure Trust 14		61,696	39	7,404	2,427	—	2,427
Pacific Private Real Estate Fund Investment Trust No.30		39,779	270	1,817	1,547	—	1,547
Jarvis Memorial Private Investment Trust 1		10,279	12	293	281	—	281
Mastern Private Investment Trust 68		18,600	2	533	437	—	437
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		7,336	7	214	(61)	—	(61)
Milestone Private Real Estate Fund 3 (Derivative Type)		53,610	3	603	532	—	532
IGIS Private Real Estate Investment Trust 286 (2 class)		75,372	51,870	2,838	(798)	—	(798)
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		99,976	71,507	2,383	(331)	—	(331)
Lime Pricing Private Equity Fund		32,231	118	10	(388)	—	(388)
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		197,536	119	12,963	12,296	—	12,296
DS Solid.II Hedge Fund		15,042	—	4	(605)	—	(605)
Hana Semiconductor New Technology Fund		52,905	—	73	(595)	—	(595)
J&Magnet Startup Venture Specialized Private Equity Fund		24,513	—	—	(87)	—	(87)
Cape IT Fund No.3		30,333	35	—	(101)	—	(101)
Vogo Realty Partners Private Real Estate Fund V		47,992	34	281	(1,084)	—	(1,084)
Korea Credit Bureau		95,764	20,075	66,314	10,604	—	10,604
SBC PFV Co., Ltd		120,000	40,000	—	—	—	—
Sprott Global Renewable Private Equity Fund II		82,721	3	1,416	(4,833)	—	(4,833)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
NH-amundi global infra private fund 16	~~W~~	100,513	4,197	4,128	(2,744)	—	(2,744)
IMM Global Private Equity Fund		90,870	63	—	(63)	—	(63)
HANA Alternative Estate Professional Private122		34,897	45	1,561	(3,035)	—	(3,035)
Hanwha-Incus Plus New Technology Fund No.1		12,900	1	—	(1)	—	(1)
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		127,339	15,732	—	—	—	—
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		402,633	141,200	10,036	7,256	—	7,256
PSA EMP Private Equity Fund		34,535	285	1	(250)	—	(250)
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		57,088	728	2,735	2,198	—	2,198
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		22,926	641	—	—	—	—
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		23,865	1,329	—	—	—	—
BRAIN DO PROFESSIONALE PRIVATE No. 27		10,305	10	58	(5)	—	(5)
VISION US Muni US Local Debt Opportunities Professional Private1(S)		39,175	80	1,440	1,088	—	1,088

(*)	Excluded the associates’ financial information that are not subject to recognizing equity method income or loss or financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2018 and 2019 are as follows:

	2018
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	333,179	14.99	49,952	(136)	—	49,816
Daewontos Co., Ltd. (*1)		(2,092)	36.33	(760)	—	760	—
Songrim Partners (*1)		(23)	35.34	(8)	—	8	—
Neoplux Technology Valuation Investment Fund		56,214	33.33	18,738	—	—	18,738
Partners 4th Growth Investment Fund		66,449	25.00	16,612	—	—	16,612
JAEYANG INDUSTRY(*2)		(2,571)	25.90	(666)	—	666	—
KTB Newlake Global Healthcare PEF (*2)		32,385	30.00	9,715	—	170	9,885
DAEKWANG SEMICONDUCTOR CO., LTD.		15,922	20.94	3,334	—	—	3,334
Shinhan-Neoplux Energy Newbiz Fund		17,032	23.33	3,974	—	—	3,974
Shinhan-Albatross Tech Investment Fund		17,827	50.00	8,908	—	—	8,908
KCLAVIS Meister Fund No.17		11,819	26.09	3,083	—	—	3,083
SG No.9 Corporate Recovery Private Equity Fund		5,385	26.49	1,427	—	—	1,427
Plutus-SG Private Equity Fund		15,943	26.67	4,252	—	—	4,252
SG ARGES Private Equity Fund No.1		18,039	24.06	4,341	—	—	4,341
Eum Private Equity Fund No.3		23,547	20.76	4,889	—	—	4,889
KTB Confidence Private Placement		17,505	30.29	5,302	—	—	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,738	23.89	5,432	—	—	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,807	20.16	8,429	—	—	8,429
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,159	20.00	4,831	—	—	4,831
Platform Partners brick save Private Investment trust		8,222	98.77	8,120	—	—	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	47.62	10,149	—	—	10,149
The Asia Pacific Capital Fund II L.P.		1,588	25.18	400	—	—	400
Shinhan Praxis K-Growth Global Private Equity Fund		87,590	18.87	16,527	—	—	16,527
Credian Healthcare Private Equity Fund II		13,361	34.07	4,553	—	—	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		20,839	50.00	10,419	—	—	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,538	21.28	20,544	—	—	20,544
Brain Professional Private Trust No.4		19,067	27.50	5,244	—	—	5,244
Hanhwa US Equity Strategy Private Real Estate Fund No.1		58,498	44.84	26,232	—	—	26,232
Brain KS Qualified Privately Placed Fund No.6		10,089	50.00	5,097	—	—	5,097
Shinhan Global Healthcare Fund 1	~~W~~	74,409	4.41	3,285	—	—	3,285

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2018
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
JB Power TL Investment Type Private Placement Special Asset Fund 7	~~W~~	52,453	33.33	17,484	—	—	17,484
IBK AONE Convertible 1		12,500	47.25	5,906	—	—	5,906
Rico Synergy Collabo Multi-Mezzanine 3		10,575	50.03	5,290	—	—	5,290
KB NA Hickory Private Special Asset Fund		91,627	37.50	34,360	—	—	34,360
GB Professional Private Investment Trust 6		9,087	94.51	8,588	—	—	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,289	44.02	18,616	—	—	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder		66,737	21.52	14,370	—	—	14,370
Shinhan-Stonebridge Petro PEF		1,025,077	1.82	18,681	—	—	18,681
BNP Paribas Cardif General Insurance		34,225	10.00	3,423	—	—	3,423
Axis Global Growth New Technology Investment Association		15,308	31.85	4,875	—	—	4,875
Polaris No7 Start up and Venture Private Equity Fund		15,183	28.57	4,338	—	—	4,338
Hermes Private Investment Equity Fund		24,225	29.17	7,065	—	—	7,065
Shinhan AIM FoF Fund 1a		17,467	24.91	4,351	—	—	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,365	34.48	10,126	—	—	10,126
Heungkuk High Class Professional Trust Private Fund 37		18,877	50.00	9,438	—	—	9,438
IGIS Global Credit Fund 150-1		35,426	25.11	8,896	—	—	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund		125,954	25.27	31,831	—	—	31,831
Soo Commerce Platform Growth Fund		25,902	24.62	6,378	—	—	6,378
Partner One Value up I Private Equity Fund		42,776	27.91	11,939	—	—	11,939
Genesis No.1 Private Equity Fund		200,669	22.80	45,758	—	—	45,758
GMB ICT New Technology Investment Fund		29,657	26.75	7,934	—	—	7,934
Soo Delivery Platform Growth Fund		29,944	30.00	8,983	—	—	8,983
Genesis North America Power Company No.1 PEF		52,170	39.92	20,824	—	—	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		26,589	23.33	6,204	—	—	6,204
Others		315,179	—	91,483	—	366	91,849

	~~W~~	3,476,038	—	669,496	(136)	1,970	671,330

(*1)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*2)

Other on this investee represents the cumulative losses as the Group has stopped the equity method, and its carrying value becomes zero due to the adjustment for the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3)	Other represents the adjustments of fair value when acquired.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	351,193	14.99	52,665	(79)	—	52,586
Songrim Partners. (*1)		(62)	35.34	(22)	—	22	—
Neoplux Technology Valuation Investment Fund		49,152	33.33	16,384	—	—	16,384
Partners 4th Growth Investment Fund		59,669	25.00	14,917	—	—	14,917
KTB Newlake Global Healthcare PEF (*2)		37,036	30.00	11,110	—	170	11,280
Daekwang Semiconductor Co., Ltd.		16,179	20.94	3,388	—	—	3,388
Shinhan-Neoplux Energy Newbiz Fund		33,773	23.33	7,880	—	—	7,880
Shinhan-Albatross tech investment Fund		17,499	50.00	8,734	—	—	8,734
KCLAVIS Meister Fund No.17		4,593	26.09	1,198	—	—	1,198
Plutus-SG Private Equity Fund		15,868	26.67	4,231	—	—	4,231
Eum Private Equity Fund No.3		17,216	20.76	3,574	—	—	3,574
KTB Confidence Private Placement		19,305	31.43	6,067	—	—	6,067
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,820	23.89	4,256	—	—	4,256
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		44,226	20.16	8,916	—	—	8,916
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		49,650	20.00	9,930	—	—	9,930
Shinhan-Midas Donga Secondary Fund		6,972	50.00	3,486	—	—	3,486
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,954	24.00	4,549	—	—	4,549
Synergy-Shinhan Mezzanine New Technology Investment Fund		8,215	47.62	3,912	—	—	3,912
Shinhan Praxis K-Growth Global Private Equity Fund		54,601	18.87	10,302	—	—	10,302
Credian Healthcare Private Equity Fund II		6,977	34.07	2,377	—	—	2,377
Kiwoom Milestone Professional Private Real Estate Trust 19		20,816	50.00	10,407	—	—	10,407
AIP EURO Green Private Real Estate Trust No.3		98,135	21.28	20,884	—	—	20,884
Hanhwa US Equity Strategy Private Real Estate Fund No.1		57,901	44.84	25,964	—	—	25,964
Shinhan Global Healthcare Fund 1		72,687	4.41	3,209	—	—	3,209
JB Power TL Investment Type Private Placement Special Asset Fund 7		50,402	33.33	16,800	—	—	16,800
IBK AONE convertible 1		12,861	47.25	6,077	—	—	6,077
Rico synergy collabo Multi-Mezzanine 3		6,431	50.03	3,217	—	—	3,217
KB NA Hickory Private Special Asset Fund		95,813	37.50	35,930	—	—	35,930
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,438	44.02	19,562	—	—	19,562
Shinhan-Stonebridge Petro PEF	~~W~~	38	1.82	1	—	—	1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif General Insurance	~~W~~	21,128	10.00	2,113	—	—	2,113
Axis Global Growth New Technology Investment Association		10,064	31.85	3,205	—	—	3,205
Polaris No7 Start up and Venture Private Equity Fund		8,061	28.57	2,303	—	—	2,303
Hermes Private Investment Equity Fund		21,859	29.17	6,376	—	—	6,376
SHC ULMUS Fund No.1		10,706	29.41	3,149	—	—	3,149
Shinhan-Nvestor Liquidity Solution Fund		19,524	24.92	4,865	—	—	4,865
Shinhan AIM FoF Fund 1a		28,967	25.00	7,242	—	—	7,242
IGIS Global Credit Fund 150-1		38,874	25.00	9,718	—	—	9,718
GX Shinhan Intervest 1st Private Equity Fund		131,237	25.27	33,166	—	—	33,166
Soo Commerce Platform Growth Fund		25,762	24.62	6,343	—	—	6,343
Partner One Value up I Private Equity Fund		42,602	27.91	11,891	—	—	11,891
Genesis No.1 Private Equity Fund		224,315	22.80	51,150	—	—	51,150
GMB ICT New Technology Investment Fund		29,359	26.75	7,854	—	—	7,854
Korea Omega Project Fund III		12,818	23.53	3,016	—	—	3,016
Soo Delivery Platform Growth Fund		29,740	30.00	8,922	—	—	8,922
Genesis North America Power Company No.1 PEF		45,759	39.92	18,275	—	—	18,275
Hyungje art printing (*1)		(264)	31.54	(83)	—	83	—
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		88,763	23.33	20,712	—	—	20,712
Shinhan-Rhinos 1 Fund		13,474	22.48	3,029	—	—	3,029
Pacific Private Investment Trust No.20		18,749	21.74	4,076	—	—	4,076
Susung Mezzanine project P1 Private Investment Trust		9,672	41.18	5,128	—	—	5,128
Korea Finance Security		21,693	14.91	3,235	—	—	3,235
MIEL CO.,LTD (*1)		(119)	28.77	(34)	—	34	—
AIP Transportation Specialized Privately Placed Fund Trust #1		88,395	35.73	31,580	—	—	31,580
Lime Neptune Professional Private 6		10,125	50.00	5,063	—	—	5,063
PCC S/W 2nd Fund		10,154	29.56	3,001	—	—	3,001
E&Healthcare Investment Fund No.6		38,179	20.37	7,776	—	—	7,776
One Shinhan Global Fund 1		22,244	19.98	4,441	—	—	4,441
Kiwoom-Shinhan Innovation Fund I		14,568	50.00	7,284	—	—	7,284
Daishin-K&T New Technology Investment Fund		22,583	31.25	7,057	—	—	7,057
Midas Asset Global CRE Debt Private Fund No.6		118,368	20.05	23,731	—	—	23,731
Richmond Private Investment Trust No.82		25,200	60.00	15,120	—	—	15,120
Tiger Alternative Real Estate Professional Private5	~~W~~	40,689	48.71	19,820	—	—	19,820

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Samchully Midstream Private Placement Special Asset Fund 5-4	~~W~~	71,625	42.92	30,742	—	—	30,742
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		269,155	20.00	53,831	—	—	53,831
AUCTUS FITRIN Corporate Recovery Private Equity Fund		67,004	21.43	14,358	—	—	14,358
NH-Amundi Global Infrastructure Trust 14		61,657	30.00	18,497	—	—	18,497
Pacific Private Real Estate Fund Investment Trust No.30		39,509	37.50	14,816	—	—	14,816
Jarvis Memorial Private Investment Trust 1		10,267	99.01	10,166	—	—	10,166
Mastern Private Investment Trust 68		18,598	53.76	9,999	—	—	9,999
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		7,329	60.00	4,397	—	—	4,397
Milestone Private Real Estate Fund 3 (Derivative Type)		53,608	32.06	17,186	—	—	17,186
IGIS Private Real Estate Investment Trust 286 (2 class)		23,502	41.56	9,768	—	—	9,768
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		28,469	31.31	8,914	—	—	8,914
Lime Pricing Private Equity Fund		32,113	25.85	8,300	—	—	8,300
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		197,417	21.27	41,991	—	—	41,991
DS Solid.II Hedge Fund		15,042	27.41	4,123	—	—	4,123
Hana Semiconductor New Technology Fund		52,905	24.30	12,856	—	—	12,856
J&Magnet Startup Venture Specialized Private Equity Fund		24,513	24.39	5,979	—	—	5,979
Cape IT Fund No.3		30,298	32.89	9,967	—	—	9,967
Vogo Realty Partners Private Real Estate Fund V		47,958	21.64	10,376	—	—	10,376
IL GU FARM CO.,LTD (*1)		(316)	28.47	(90)	—	90	—
Korea Credit Bureau		75,689	9.00	6,812	—	—	6,812
SBC PFV Co., Ltd		80,000	25.00	20,000	—	—	20,000
Sprott Global Renewable Private Equity Fund II		82,718	23.10	19,016	—	—	19,016
NH-amundi global infra private fund 16		96,316	50.00	48,158	—	—	48,158
IMM Global Private Equity Fund		90,807	31.85	28,925	—	—	28,925
HANA Alternative Estate Professional Private122		34,853	75.19	26,205	—	—	26,205
Hanwha-Incus Plus New Technology Fund No.1		12,899	42.64	5,499	—	—	5,499
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]	~~W~~	111,607	45.96	51,293	—	—	51,293

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust	~~W~~	261,433	57.50	150,317	—	—	150,317
PSA EMP Private Equity Fund		34,250	28.99	9,927	—	—	9,927
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		56,360	52.28	29,463	—	—	29,463
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		22,285	25.70	5,727	—	—	5,727
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		22,536	25.42	5,729	—	—	5,729
BRAIN DO PROFESSIONALE PRIVATE No. 27		10,295	29.13	3,065	—	—	3,065
VISION US Muni US Local Debt Opportunities Professional Private1(S)		39,095	25.00	9,869	—	—	9,869
Other		337,794	—	85,931	—	—	85,931

	~~W~~	4,951,196	—	1,452,541	(79)	399	1,452,861

(*1)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*2)	Other represents the adjustments of fair value when acquired.
(*3)	Other represents the amount of preferred stock capital.

(e)	The unrecognized equity method losses as of and for the years ended December 31, 2018 and 2019 are as follows:

	2018
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Daewontos Co., Ltd. (*)	~~W~~	—	(760)
JAEYANG INDUSTRY (*)		—	(18)
Songlim Partners.		(8)	(8)
Hyungje art printing		(38)	(38)

	~~W~~	(46)	(824)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Songrim Partners.	~~W~~	(14)	(22)
Hyungje art printing		(45)	(83)
MIEL CO.,LTD		(34)	(34)
IL GU FARM CO.,LTD		(90)	(90)

	~~W~~	(183)	(229)

(*)	Since the Group has disposed the investees fully or partially, the investees were excluded from the investments in associates.

16.	Investment properties

(a)	Investment properties as of December 31, 2018 and 2019 are as follows:

	2018		2019
Acquisition cost	~~W~~	579,852	605,773
Accumulated depreciation		(105,032)	(117,163)

Carrying value	~~W~~	474,820	488,610

(b)	Changes in investment properties for the years ended December 31, 2018 and 2019 are as follows:

	2018		2019
Beginning balance	~~W~~	418,303	474,820
Acquisitions		115,333	2,767
Disposals		(13,608)	(73,588)
Depreciation		(16,917)	(17,565)
Amounts transferred from (to) property and equipment		(28,199)	104,573
Amounts transferred to assets held for sale (*)		—	(15,795)
Foreign currency adjustment		(92)	(169)
Business combination (Note 50)		—	13,567

Ending balance	~~W~~	474,820	488,610

(*)	Comprise land and buildings, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017		2018	2019
Rental income	~~W~~	33,023	32,488	43,777
Direct operating expenses for investment properties that generated rental income		10,998	12,191	12,107

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investment properties (continued)

(d)	The fair value of investment property as of December 31, 2018 and 2019 is as follows:

	2018		2019
Land and buildings (*)	~~W~~	1,121,985	1,062,195

(*)

Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

17.	Other assets

Other assets as of December 31, 2018 and 2019 are as follows:

	2018		2019
Accounts receivable	~~W~~	7,666,217	9,355,388
Domestic exchange settlement debit		6,121,332	4,337,628
Guarantee deposits		1,152,434	1,184,572
Present value discount on guarantee deposits		(44,694)	(45,316)
Accrued income		1,896,822	2,612,823
Prepaid expense		194,040	193,849
Suspense payments		73,153	71,764
Sundry assets		92,221	93,766
Separate account assets		2,650,302	8,253,351
Advance payments		616,996	317,365
Unamortized deferred acquisition cost		786,134	907,868
Other		423,759	661,998
Allowances for credit loss of other assets		(56,798)	(66,775)

	~~W~~21,571,918		27,878,281

18.	Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2018 and 2019 are as follows:

	2018
	Gross investment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	595,427	85,333	510,094
1 ~ 5 years		1,306,571	106,333	1,200,238
Later than 5 years		16,529	38	16,491

	~~W~~	1,918,527	191,704	1,726,823

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

18.	Leases (continued)

	2019
	Gross investment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	529,326	94,809	434,517
1 ~ 2 years		443,708	63,226	380,482
2 ~ 3 years		469,754	37,725	432,029
3 ~ 4 years		289,798	16,773	273,025
4 ~ 5 years		150,811	4,225	146,586
Later than 5 years		16,782	44	16,738

	~~W~~	1,900,179	216,802	1,683,377

(*)	Interest income on finance lease receivables recognized during the year is ~~W~~74,933 million.

(b)	The scheduled maturities of minimum lease payments for operating leases of the Group as lessor as of December 31, 2018 and 2019 are as follows:

i)	Finance lease

	2018
	Minimum lease payment		Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	595,427	85,333	510,094
1 ~ 5 years		1,306,571	106,333	1,200,238
Later than 5 years		16,529	38	16,491

	~~W~~	1,918,527	191,704	1,726,823

	2019
	Minimum lease payment		Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	529,326	94,809	434,517
1 ~ 2 years		443,708	63,226	380,482
2 ~ 3 years		469,754	37,725	432,029
3 ~ 4 years		289,798	16,773	273,025
4 ~ 5 years		150,811	4,225	146,586
Later than 5 years		16,782	44	16,738

	~~W~~	1,900,179	216,802	1,683,377

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

18.	Leases (continued)

ii)	Operating lease

	2018
	Minimum lease payment
Not later than 1 year	~~W~~	94,540
1 ~ 5 years		180,304
Later than 5 years		10

	~~W~~	274,854

	2019
	Minimum lease payment
Not later than 1 year	~~W~~	142,140
1 ~ 2 years		118,781
2 ~ 3 years		76,379
3 ~ 4 years		37,047
4 ~ 5 years		14,984
Later than 5 years		83

	~~W~~	389,414

(c)	The details of the changes in operating lease assets for the year ended December 31, 2019 are as follows:

	2019
Beginning balance	~~W~~	370,868
Acquisition		411,971
Disposition		(134,810)
Depreciation		(98,288)

Ending balance	~~W~~	549,741

(d)	The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2019 are as follows:

	2019
	Acquisition cost		Accumulated depreciation	Carrying value
Real estate	~~W~~	1,306,759	(228,956)	1,077,803
Vehicle		30,051	(8,057)	21,994
Others		20,396	(7,397)	12,999

	~~W~~1,357,206		(244,410)	1,112,796

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

18.	Leases (continued)

(e)	The details of the changes in the right-of-use assets for the year ended December 31, 2019 are as follows:

	2019
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	554,478	16,528	12,570	583,576
Acquisitions		781,097	16,523	8,163	805,783
Disposals		(10,808)	(1,638)	(149)	(12,595)
Depreciation		(280,691)	(10,094)	(7,753)	(298,538)
Effects of foreign currency movements		2,890	91	—	2,981
Business combination (Note 50)		30,837	584	168	31,589

Ending balance	~~W~~	1,077,803	21,994	12,999	1,112,796

(f)	The details of the maturity of the lease liability as of December 31, 2019 are as follows:

	2019
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	20,967	34,357	47,644	86,228	848,699	28,973	1,066,868
Vehicle		1,378	1,542	2,178	4,108	14,410	—	23,616
Others		959	994	1,288	2,057	8,477	—	13,775

	~~W~~23,304		36,893	51,110	92,393	871,586	28,973	1,104,259

(*)	The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

(g)	The lease payments for low-value assets and short-term leases for the year ended December 31, 2019 are as follows:

	2019
Low-value assets	~~W~~	5,045
Short-term lease (*)		907

Total	~~W~~	5,952

(*)	The payments less than 1 month are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

19.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2018 and 2019 are as follows:

	2018		2019
Loans
Loans at amortized cost	~~W~~	129,210	128,163
Securities
Securities at FVTPL		11,533,107	15,016,057
Securities at FVOCI		1,372,746	2,387,555
Securities at amortized cost		10,670,253	12,791,744

		23,576,106	30,195,356
Deposits
Deposits at amortized cost		1,481,085	1,090,161
Property and Equipment (real estate)		154,490	121,446
Other financial assets		—	404

	~~W~~	25,340,891	31,535,530

The carrying amounts of assets pledged that the pledgees have the right to sell or re-pledge regardless of the Group’s default as of December 31, 2018 and 2019 are ~~W~~8,026,332 million and ~~W~~9,696,487 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or re-pledge regardless of pledger’s default as of December 31, 2018 and 2019 are as follows:

	2018
	Collateral held
	Assets pledged as collateral		Assets received as collateral
Securities	~~W~~	7,342,239	5,190,387

	2019
	Collateral held
	Assets pledged as collateral		Assets received as collateral
Securities	~~W~~	9,240,573	2,007,036

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Deposits

Deposits as of December 31, 2018 and 2019 are as follows:

	2018		2019
Demand deposits:
Korean won	~~W~~	94,210,806	103,048,895
Foreign currencies		11,950,027	13,233,812

		106,160,833	116,282,707

Time deposits:
Korean won		123,572,793	139,824,896
Foreign currencies		16,071,970	18,602,551

		139,644,763	158,427,447

Negotiable certificates of deposits		9,247,088	9,707,791
Note discount deposits		4,087,530	4,579,587
CMA		4,084,709	3,987,372
Others		1,775,267	1,889,352

	~~W~~	265,000,190	294,874,256

21.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of December 31, 2018 and 2019 are as follows:

	2018		2019
Securities sold:
Stocks	~~W~~	488,873	298,008
Bonds		440,382	825,942
Others		32,117	40,747

		961,372	1,164,697
Gold deposits		458,934	467,760

	~~W~~	1,420,306	1,632,457

22.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2018 and 2019 are as follows:

	2018		2019	Reason for designation
Equity-linked securities sold	~~W~~	6,439,292	6,880,811	Combined instrument
Securities sold with embedded derivatives		2,096,508	2,528,645	Combined instrument

	~~W~~	8,535,800	9,409,456

(*)	The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of IFRS 9 as financial liabilities at fair value through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

22.	Financial liabilities designated at fair value through profit or loss (continued)

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~9,409,456 million as of December 31, 2019. Decrease in values of the liability due to credit risk changes are ~~W~~11,621 million for the year ended December 31, 2019 and the accumulated changes in values are ~~W~~(-)11,386 million as of December 31, 2019.

23.	Borrowings

Borrowings as of December 31, 2018 and 2019 are as follows:

	2018			2019
	Interest rate (%)	Amount		Interest rate (%)	Amount
Call money	0.00~6.85	~~W~~	1,425,162	0.00~ 5.25	~~W~~	712,247
Bill sold	0.75~1.70		14,536	0.80~ 1.60		19,070
Bonds sold under repurchase agreements:	0.50~6.50		7,614,659	0.95~ 5.40		9,089,736
Borrowings in Korean won:
Borrowings from Bank of Korea	0.50~0.75		2,329,946	0.50~0.75		2,429,346
Others	0.00~4.25		12,108,741	0.00~6.00		14,202,096

			14,438,687			16,631,442

Borrowings in foreign currencies:
Overdraft due to banks	0.00		77,673	0.00		86,791
Borrowings from banks	0.00~12.00		4,653,055	0.11~7.50		6,576,849
Others	2.60~7.90		1,596,626	1.94~13.65		1,748,031

			6,327,354			8,411,671

Deferred origination costs			(1,856)			(1,010)

		~~W~~	29,818,542		~~W~~	34,863,156

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

24.	Debt securities issued

Debt securities issued as of December 31, 2018 and 2019 were as follows:

	2018			2019
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~8.00	~~W~~	50,661,472	0.71~8.00	~~W~~	60,501,093
Subordinated debt securities issued	2.20~4.60		4,400,145	2.20~4.60		4,370,145
Loss on fair value hedges			(206,985)			(87,692)
Discount on debt securities issued			(84,962)			(66,334)

			54,769,670			64,717,212

Debt securities issued in foreign currencies:
Debt securities issued	0.20~4.01		6,278,680	0.01~7.59		6,750,085
Subordinated debt securities issued	3.75~5.00		2,271,799	3.34~5.10		3,797,536
Gain (Loss) on fair value hedges			(55,251)			141,264
Discount on debt securities issued			(37,199)			(42,733)

			8,458,029			10,646,152

		~~W~~	63,227,699		~~W~~	75,363,364

25.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of December 31, 2018 and 2019 are as follows:

	2018		2019
Present value of defined benefit obligations	~~W~~	1,841,982	2,063,102
Fair value of plan assets		(1,714,634)	(1,943,644)

Recognized liabilities for defined benefit obligations (*)	~~W~~	127,348	119,458

(*)	The net defined benefit liability of ~~W~~119,458 million as of December 31, 2019 is the net defined benefit liability of ~~W~~121,140 million less the net plan assets of ~~W~~1,682 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

25.	Employee benefits (continued)

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,695,191	(1,688,047)	7,144
Included in profit or loss:
Current service cost		144,923	—	144,923
Past service cost		54	—	54
Interest expense (income)		59,836	(66,676)	(6,840)

		204,813	(66,676)	138,137

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		18,399	—	18,399
Financial assumptions		79,038	—	79,038
Experience adjustment		(10,762)	—	(10,762)
- Return on plan assets excluding interest income		—	41,701	41,701

		86,675	41,701	128,376

Other:
Benefits paid by the plan		(142,938)	137,335	(5,603)
Contributions paid into the plan		—	(139,348)	(139,348)
Settlement gain or loss		407	—	407
Effect of movements in exchange rates		(1,273)	—	(1,273)

Others (*2)		(893)	401	(492)

		(144,697)	(1,612)	(146,309)

Ending balance	~~W~~	1,841,982	(1,714,634)	127,348

(*1)	Profit or loss arising from defined benefit plans is included in general and administrative expenses.
(*2)	Others represent the change amounts due to the conversion to defined contribution.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

25.	Employee benefits (continued)

	2019
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,841,982	(1,714,634)	127,348
Included in profit or loss:
Current service cost		172,490	—	172,490
Past service cost		(1,588)	—	(1,588)
Interest expense (income)		57,253	(54,336)	2,917
Settlement expense (income)		(29)	—	(29)

		228,126	(54,336)	173,790

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		(7,584)	—	(7,584)
Financial assumptions		53,475	—	53,475
Experience adjustment		8,001	—	8,001
- Return on plan assets excluding interest income		—	21,719	21,719

		53,892	21,719	75,611

Other:
Benefits paid by the plan		(87,066)	80,063	(7,003)
Contributions paid into the plan		—	(252,858)	(252,858)
Settlement gain or loss		216	—	216
Business combination (Note 50)		25,965	(23,598)	2,367
Effect of movements in exchange rates		(13)	—	(13)

		(60,898)	(196,393)	(257,291)

Ending balance	~~W~~	2,063,102	(1,943,644)	119,458

(*)	Profit and loss related to defined benefit plans are included in the general administrative expense.

(c)	The composition of plan assets as of December 31, 2018 and 2019 are as follows:

	2018		2019
Plan assets comprise:
Equity securities	~~W~~	257,581	256,353
Debt securities		817	28,094
Due from banks		1,394,634	1,577,274
Other		61,602	81,923

	~~W~~	1,714,634	1,943,644

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

25.	Employee benefits (continued)

(d)	Actuarial assumptions as of December 31, 2018 and 2019 are as follows:

	2018	2019	Description
Discount rate	3.02%~3.22%	2.71%~3.17%	AA0 corporate bond yields
Future salary increase rate	0.99%~3.40% + Upgrade rate	1.80%~4.00% + Upgrade rate	Average for 5 years
Weighted average maturity	7.7 years ~ 9.9 years	8.2 years ~ 16.2 years

(e)	Sensitivity analysis

As of December 31, 2018 and 2019, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	2018
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(159,549)	180,542
Future salary increase rate (1%p movement)		176,924	(159,169)

	2019
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(201,770)	233,057
Future salary increase rate (1%p movement)		231,967	(204,242)

26.	Provisions

(a)	Provisions as of December 31, 2018 and 2019 are as follows:

	2018		2019
Asset retirement obligations	~~W~~	49,183	64,922
Expected loss related to litigation		25,554	8,789
Unused credit commitments		232,347	263,752
Financial guarantee contracts issued		115,325	100,430
Others		86,007	119,131

	~~W~~	508,416	557,024

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Provisions (continued)

(b)	Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2018 and 2019 are as follows:.

	2018
	Unused credit commitments				Financial guarantee contracts issued			Total
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning allowance	~~W~~	124,492	96,010	2,137	31,456	3,368	2,464	259,927
Transfer to 12 months expected credit loss		42,514	(42,057)	(457)	1,140	(1,140)	—	—
Transfer to life time expected credit loss		(8,899)	8,976	(77)	(1,804)	1,804	—	—
Transfer to impaired financial asset		(213)	(802)	1,015	(13)	—	13	—
Provided (reversed)		(32,070)	38,576	2,519	(3,964)	455	(690)	4,826
FX change		578	105	—	758	481	449	2,371
Others (*)		—	—	—	36,621	936	(479)	37,078

Ending balance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202

(*)	Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

	2019
	Unused credit commitments				Financial guarantee contracts issued			Total
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning allowance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202
Transfer to 12 months expected credit loss		42,838	(42,728)	(110)	2,629	(2,629)	—	—
Transfer to life time expected credit loss		(9,286)	9,314	(28)	(1,245)	1,245	—	—
Transfer to impaired financial asset		(229)	(752)	981	(12)	—	12	—
Provided (reversed)		(28,611)	53,076	5,905	(4)	96	(943)	29,519
FX change		914	121	—	1,302	323	102	2,762
Others (*)		—	—	—	1,603	630	(117)	2,116

Ending balance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599

(*)	Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Provisions (continued)

(c)	Changes in provisions for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Asset retirement		Litigation	Guarantee	Other	Total
Beginning balance (*1)	~~W~~	45,495	32,650	46,340	75,512	199,997
Provision (reversal)		4,789	(1,138)	(2,833)	4,900	5,718
Provision used		(4,210)	(6,343)	—	(7,554)	(18,107)
Foreign exchange translation		—	385	1,677	(1,006)	1,056
Others (*2)		3,109	—	(1,714)	14,155	15,550

Ending balance	~~W~~	49,183	25,554	43,470	86,007	204,214

(*1)	In accordance with IFRS 15, the Group has adjusted all bonus card point reward program related to customer loyalty programs.
(*2)	Others include the effects of unwinding and changes in discount rate.

	2019
	Asset retirement		Litigation	Guarantee	Other	Total
Beginning balance	~~W~~	49,183	25,554	43,470	86,007	204,214
Provision (reversal)		(1,280)	(981)	(19,329)	(5,753)	(27,343)
Provision used		(1,930)	(17,365)	—	(47,217)	(66,512)
Foreign exchange translation		—	—	1,420	382	1,802
Others (*)		4,476	—	22	3,784	8,282
Business combination (Note 50)		14,473	1,581	—	81,928	97,982

Ending balance	~~W~~	64,922	8,789	25,583	119,131	218,425

(*)	Others include the effects of unwinding and changes in discount rate.

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

(e)	Allowance for guarantees and acceptances as of December 31, 2018 and 2019 are as follows:

	2018		2019
Guarantees and acceptances outstanding	~~W~~	9,437,691	9,317,412
Contingent guarantees and acceptances		3,985,532	3,669,681
ABS and ABCP purchase commitments		2,083,522	2,116,354
Endorsed bill		37,667	11,287

	~~W~~	15,544,412	15,114,734

Allowance for loss on guarantees and acceptances	~~W~~	115,325	100,430
Ratio	%	0.74	0.66

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts

(a)	Insurance liabilities as of December 31, 2018 and 2019 are as follows:

	2018		2019
Policy reserve	~~W~~	26,211,044	52,086,132
Policyholder’s equity adjustment		7,838	77,285

	~~W~~	26,218,882	52,163,417

(b)	Policy reserve as of December 31, 2018 and 2019 are as follows:

	2018		2019
Interest rate linked	~~W~~	17,328,353	30,058,020
Fixed interest rate		8,882,691	22,028,112

	~~W~~	26,211,044	52,086,132

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

(c)	The details of policy reserves as of December 31, 2018 and 2019 are as follows:

	2018
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	5,729,045	11,722,964	7,482,084	24,934,093	24,422	58	24,480	24,958,573
Guarantee reserve		10,148	64,978	124	75,250	—	—	—	75,250
Unearned premium reserve		3	301	—	304	506	—	506	810
Reserve for outstanding claims		99,676	837,317	185,328	1,122,321	18,089	—	18,089	1,140,410
Interest rate difference guarantee reserve		2,068	148	11	2,227	—	—	—	2,227
Mortality gains reserve		7,026	4,741	176	11,943	3	—	3	11,946
Interest gains reserve		18,662	254	19	18,935	—	—	—	18,935
Long term duration dividend reserve		52	9	1	62	—	—	—	62
Reserve for policyholder’s profit dividend		1,773	—	—	1,773	—	—	—	1,773
Reserve for losses on dividend insurance contract		1,058	—	—	1,058	—	—	—	1,058

	~~W~~	5,869,511	12,630,712	7,667,743	26,167,966	43,020	58	43,078	26,211,044

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

	2019
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	14,668,777	24,979,936	10,443,287	50,092,000	21,912	60	21,972	50,113,972
Guarantee reserve		29,400	249,845	744	279,989	—	—	—	279,989
Unearned premium reserve		2	945	—	947	291	—	291	1,238
Reserve for outstanding claims		212,641	1,084,472	233,259	1,530,372	16,858	—	16,858	1,547,230
Interest rate difference guarantee reserve		2,158	149	10	2,317	—	—	—	2,317
Mortality gains reserve		8,945	42,173	153	51,271	2	—	2	51,273
Interest gains reserve		24,486	267	17	24,770	—	—	—	24,770
Expense gains reserve		6,211	9,434	1	15,646	—	—	—	15,646
Long term duration dividend reserve		31,202	15,388	13	46,603	—	—	—	46,603
Reserve for policyholder’s profit dividend		2,268	—	—	2,268	—	—	—	2,268
Reserve for losses on dividend insurance contract		826	—	—	826	—	—	—	826

	~~W~~	14,986,916	26,382,609	10,677,484	52,047,009	39,063	60	39,123	52,086,132

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

(d)	Reinsurance credit risk as of December 31, 2018 and 2019 are as follows:

	2018			2019
	Reinsurance assets		Reinsurance account receivable	Reinsurance assets	Reinsurance account receivable
AAA	~~W~~	—	—	11,477	18,192
AA- to AA+		2,451	4,416	34,498	46,302
A- to A+		1,622	3,598	2,287	4,113

	~~W~~	4,073	8,014	48,262	68,607

(e)	Income or expenses on insurance for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017		2018	2019
Insurance income:
Premium income	~~W~~	4,550,277	4,348,745	7,386,854
Reinsurance income		10,532	15,222	146,564
Separate account income		38,999	34,771	36,007

		4,599,808	4,398,738	7,569,425

Insurance expenses:
Claims paid		2,213,285	2,549,147	5,436,069
Reinsurance premium expenses		13,220	18,482	165,979
Provision for policy reserves (*)		2,147,139	1,694,716	1,724,816
Separate account expenses		38,999	34,770	36,007
Discount charge		632	669	657
Acquisition costs		543,752	454,479	805,508
Collection expenses		15,716	16,046	19,049
Deferred acquisition costs		(336,851)	(283,665)	(495,534)
Amortization of deferred acquisition costs		423,955	385,793	373,800

		5,059,847	4,870,437	8,066,351

Net loss on insurance	~~W~~	(460,039)	(471,699)	(496,926)

(*)

Interest expenses on savings insurance contracts are included. (Accumulated ~~W~~ 960,927 million as of December 31, 2017, accumulated ~~W~~964,816 million as of December 31, 2018 and accumulated ~~W~~1,907,954 million as of December 31, 2019)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

(f)	Maturity of premium reserve as of December 31, 2018 and 2019 are as follows:

	2018
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	111,102	247,619	741,222	502,572	1,288,815	5,284,548	8,175,878
Interest rate linked		195,843	922,832	1,247,871	343,562	1,500,893	12,571,694	16,782,695

Ending balance	~~W~~	306,945	1,170,451	1,989,093	846,134	2,789,708	17,856,242	24,958,573

	2019
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	845,304	2,079,125	2,118,652	941,413	2,236,313	20,732,908	28,953,715
Interest rate linked		213,892	329,647	1,032,366	572,153	2,058,859	16,953,340	21,160,257

Ending balance	~~W~~	1,059,196	2,408,772	3,151,018	1,513,566	4,295,172	37,686,248	50,113,972

(g)	Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd.

i) Scope

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2018 and 2019. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

iii)	The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2018	2019	Measurement basis
Discount rate	2.25% ~ 8.32%	2.02% ~ 8.35%	The scenario adding liquidity premium to risk-free rate, which is suggested from Financial Supervisory Service

Mortality rate	2.58% ~ 247.65%	11.36% ~ 497.99%	Ratio by claims paid per premium paid on risk premium based on experience-based rate by products, collateral of last 5 years.

Operating expense rate	Acquisition cost - The first time : 90.00% ~ 982.70% - From the second time : 0.00% ~ 193.50% Maintenance expense (each case): 207 won ~ 3,531 won Collection expenses (on gross premium): 0.04% ~ 1.10%

Acquisition cost

- The first time :

90.00% ~ 1,022.75%

- From the second time :

0.00% ~ 193.50%

Maintenance expense (each case):

1,229 won ~ 3,332 won Collection expenses (on gross premium):

0.05% ~ 1.27%

Business rate on insurance premium or expenses per contract based on experience-based rate of last 1 year

Surrender ratio	0.95% ~ 48.35%	0.76% ~ 33.03%	Surrender ratio by elapsed period, classes of sales channel, product of last 5 years

iv)	The result of liability adequacy test as of December 31, 2018 and 2019 are as follows:

	2018
	Provisions for test		LAT base (*)	Premium loss (surplus)
Participating:
Fixed interest	~~W~~	589,618	1,322,481	732,863
Variable interest		859,858	939,791	79,933

		1,449,476	2,262,272	812,796

Non- Participating:
Fixed interest		6,009,771	2,822,160	(3,187,611)
Variable interest		14,149,581	12,037,953	(2,111,628)

		20,159,352	14,860,113	(5,299,239)

	~~W~~	21,608,828	17,122,385	(4,486,443)

(*)	It is recalculated in accordance with the revised discount rate calculation rules for the year December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

	2019
	Provisions for test		LAT base	Premium loss (surplus)
Participating:
Fixed interest	~~W~~	595,317	1,248,489	653,172
Variable interest		900,378	1,002,149	101,771

		1,495,695	2,250,638	754,943

Non- Participating:
Fixed interest		6,608,221	3,079,715	(3,528,506)
Variable interest		14,563,065	12,340,762	(2,222,303)

		21,171,286	15,420,477	(5,750,809)

	~~W~~	22,666,981	17,671,115	(4,995,866)

v)	Sensitivity analysis as of December 31, 2018 and 2019 are as follows:

	LAT fluctuation
	2018 (*)		2019
Discount rate increased by 0.5%	~~W~~	(1,610,988)	(1,582,746)
Discount rate decreased by 0.5%		1,938,357	1,906,134
Operating expense increased by 10%		229,339	292,246
Mortality rate increased by 10%		837,453	873,184
Mortality rate increased by 5%		420,774	438,685
Surrender ratio increased by 10%		291,806	373,062

(*)	It is recalculated in accordance with the revised discount rate calculation rules for the year December 31, 2019.

(h)	Liability adequacy test, LAT – Orange Life Insurance Co., Ltd.

i)	Scope

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2019. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

rate, etc. and the present value of the total expenditure, that is, (discount rate), business ratio, risk rate, and cancellation rate calculated based on the Group’s own experience, which reflects company-specific characteristics, and does not reflect subjective factors such as management’s willingness to improve management.

iii)	The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2019	Measurement basis
Discount rate	2.07% ~ 10.86%	The scenario adding liquidity premium to risk-free rate, which is suggested from Financial Supervisory Service

Mortality rate	20.00% ~ 255.00%	Ratio by claims paid per premium paid on risk premium based on experience-based rate by products, collateral of last 5 years.

Operating expense rate

Acquisition cost (each case):

5,500 won ~ 1,227,000 won

- Proportional to annualized premium:

0.00% ~ 12.55%

Maintenance expense (each case):

50 won ~ 32,500 won

- Proportional to premium income:

0.42% ~ 3.45%

- Proportional to surrender value:

0.12%

Based on the recent one-year experience statistics, the Company reflects the company’s future business cost policy to calculate the unit business cost by cost driver by division (new contract cost / maintenance cost) and sales channel. However, temporary expenses incurred unusually is excluded.

Surrender ratio	0.00% ~ 50.00%	Based on experience statistics for the last five years or more, annual premiums are calculated based on product group, payment method, channel, and elapsed period. Payment status (full payment and pension initiation) and tax benefits are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

iv)	The result of liability adequacy test as of December 31, 2019 are as follows:

	2019
	Provisions for test		LAT base	Premium loss (surplus)
Participating:
Fixed interest	~~W~~	716,607	644,715	(71,892)
Variable interest		1,134,245	1,541,967	407,722

		1,850,852	2,186,682	335,830

Non- Participating:
Fixed interest		9,296,542	4,629,266	(4,667,276)
Variable interest		9,236,731	8,635,022	(601,709)
Variable type (*)		(268,818)	(1,882,573)	(1,613,755)

		18,264,455	11,381,715	(6,882,740)

	~~W~~	20,115,307	13,568,397	(6,546,910)

(*)	Variable type refers to a variable insurance.

v)	Sensitivity analysis as of December 31, 2019 is as follows:

	LAT fluctuation
	2019
Discount rate increased by 0.5%	~~W~~	(1,203,136)
Discount rate decreased by 0.5%	1,686,867
Operating expense increased by 10%	245,181
Mortality rate increased by 10%	877,624
Mortality rate increased by 5%	440,025
Surrender ratio increased by 10%	421,767

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

28.	Other liabilities

Other liabilities as of December 31, 2018 and 2019 are as follows:

	2018		2019
Lease liabilities	~~W~~	—	1,104,259
Accounts payable		9,748,168	11,894,764
Accrued expenses		3,267,188	3,502,538
Dividend payable		49,486	31,599
Advance receipts		131,386	173,850
Unearned income		236,827	294,710
Withholding value-added tax and other taxes		547,097	720,053
Securities deposit received		651,153	1,903,119
Foreign exchange remittances pending		225,956	243,532
Domestic exchange remittances pending		1,115,939	1,452,955
Borrowing from trust account		2,999,445	5,350,285
Due to agencies		779,473	744,660
Deposits for subscription		76,019	60,500
Separate account liabilities		2,845,380	8,700,695
Sundry liabilities		2,496,169	1,968,823
Other		50,881	151,056
Present value discount		(20,888)	(59,840)

	~~W~~	25,199,679	38,237,558

(*)

As of December 31, 2019, the Group accounts for the lease liabilities as other liabilities. During the year ended December 31, 2019, the amount of variable lease payments that are not included in the measurement of lease liabilities is ~~W~~189 million, cash outflows from leases are ~~W~~275,218 million, and interest expense on lease liabilities is ~~W~~11,291 million

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity

(a)	Equity as of December 31, 2018 and 2019 are as follows:

	2018		2019
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock (*1)		274,055	361,465

		2,645,053	2,732,463

Hybrid bond		1,531,759	1,731,235

Capital surplus:
Share premium (*1)		9,494,769	10,155,150
Others		400,719	410,203

		9,895,488	10,565,353

Capital adjustments (*2)		(552,895)	(1,116,770)

Accumulated other comprehensive income, net of tax:
Gain on financial assets at fair value through other comprehensive income		2,958	306,470
Gain(Loss) on financial assets at fair value through profit or loss (overlay approach)		(79,057)	71,621
Equity in other comprehensive income of associates		4,883	8,177
Foreign currency translation adjustments for foreign operations		(321,853)	(217,465)
Net loss from cash flow hedges		(17,751)	(33,711)
Other comprehensive income of separate account		4,112	14,539
Actuarial losses		(346,682)	(401,532)
Changes in own credit risk on financial liabilities designated under fair value option		170	(8,255)

		(753,220)	(260,156)

Retained earnings (*3),(*4),(*5)		22,959,440	25,525,821
Non-controlling interest (*6),(*7)		925,805	2,752,435

	~~W~~	36,651,430	41,930,381

(*1)

For the year ended December 31, 2019, ~~W~~750,000 million scale of convertible preferred share was issued. Investors may claim the conversion after one year from the date of issue to the day before the fourth year from the date of issue and convertible shares not converted until the fourth year from the date of issue will be automatically converted on the day of the fourth year from the date of issue.

(*2)

The Group acquired treasury stocks through a treasury stock trust for the years ended December 31, 2018 and 2019 and has recognized the consideration paid in equity, directly. The Group entered into a shareholders’ agreement to acquire additional shares in the Asia Trust Co., Ltd., resulting in decrease of ~~W~~125,829 million in capital adjustment for the year ended December 31, 2019.

(*3)	As of December 31, 2018 and 2019, profits reserved by the Group as of Article 53 of the Financial Holding Companies Act amounted to ~~W~~2,068,190 million and ~~W~~2,191,677 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity (continued)

(*4)	As of December 31, 2018 and 2019, the regulatory reserves for loan losses the Group appropriated in retained earnings are ~~W~~7,572 million and ~~W~~8,728 million, respectively.
(*5)	As of December 31, 2019, profit dividends within retained earnings of subsidiaries of the Group subject to a restricted dividend in accordance with laws, etc. are amounted to ~~W~~6,419,934 million.
(*6)

As of December 31, 2018 and 2019, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank and Shinhan Capital have recognized as non-controlling interests were ~~W~~748,497 million and ~~W~~1,147,635 million, respectively. And, as of December 31, 2018 and 2019, the amounts of dividends paid for the hybrid bonds by Shinhan Bank, Jeju Bank, and Shinhan Capital, ~~W~~27,546 million and ~~W~~36,729 million, respectively, are allocated to the net income of non-controlling interest.

(*7)	The non-controlling interest of ~~W~~1,250,333 million increased due to business combination with Orange Life Insurance Co., Ltd and Asia Trust Co., Ltd. for the year ended December 31, 2019. (Note 50)

(b)	Capital stock

Capital stock of the Group as of December 31, 2018 and 2019 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding as of December 31,2019		17,482,000

(c)	Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2018 and December 31, 2019 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)	2018		2019
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	”	—	3.77		134,683	134,683
September 15, 2017	”	—	4.25		89,783	89,783
April 13, 2018	”	—	4.08		134,678	134,678
April 13, 2018	”	—	4.56		14,955	14,955
August 29, 2018	”	—	4.15		398,679	398,679
June 28, 2019	”	—	3.27		—	199,476
August 13, 2018	USD	—	5.88		559,526	559,526

				~~W~~	1,531,759	1,731,235

The Group can make advanced redemption for the above bonds, after 5 or 10 years from the issuance date; and has unconditional rights to extend the maturity under the same condition. In addition, if the determination has been made that dividend is not paid for common shares, then the interest for the above bonds is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity (continued)

(d)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2018 and 2019 are as follows:

	2018		2019
Beginning balance	~~W~~	(398,035)	(552,895)
Acquisition of stocks		(155,923)	(444,077)
The Acquisition commitment amount for subsidiaries’ remaining shares		—	(125,830)
Other transactions with owners		1,063	6,032

Ending balance	~~W~~	(552,895)	(1,116,770)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity (continued)

(e)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on financial asset at fair value through other comprehensive income		Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehend- sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe- nsive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(211,003)	(24,724)	(2,516)	(342,318)	2,441	(4,564)	(253,995)	(46)	31,533	(1,553)	(806,745)
Change due to fair value		225,173	(74,942)	(2,327)	—	—	11,967	—	39	25,077	2,376	187,363
Reclassification:
Change due to impairment or disposal		15,812	—	13,103	—	—	—	—	—	—	—	28,915
Effect of hedge accounting		—	—	—	—	(92,272)	—	—	—	—	—	(92,272)
Hedging		(2,365)	—	—	(35,879)	60,501	—	—	—	—	—	22,257
Effects from exchange rate fluctuations		1,733	—	—	45,904	—	—	—	—	423	—	48,060
Remeasurements of the defined benefit plans		—	—	—	—	—	—	(128,139)	—	—	—	(128,139)
Deferred income taxes		(79,345)	20,609	(3,369)	9,958	11,579	(3,291)	35,041	(11)	(5,410)	(653)	(14,892)
Transfer to other account		—	—	—	—	—	—	—	10	2,635	—	2,645
Non-controlling interests		(1,305)	—	—	482	—	—	411	—	—	—	(412)

Ending balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity (continued)

	2019
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on financial asset at fair value through other comprehensive income		Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehend- sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe- nsive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)
Change due to fair value		491,953	225,706	3,353	—	—	14,382	—	(11)	19,935	(11,621)	743,697
Reclassification:
Change due to impairment or disposal		(23,281)	—	—	—	—	—	—	—	—	—	(23,281)
Effect of hedge accounting		—	—	—	—	(75,020)	—	—	—	—	—	(75,020)
Hedging		(731)	—	—	(49,361)	50,083	—	—	—	—	—	(9)
Effects from exchange rate fluctuations		—	—	—	147,899	—	—	—	—	293	—	148,192
Remeasurements of the defined benefit plans		—	—	—	—	—	—	(75,595)	—	—	—	(75,595)
Deferred income taxes		(115,856)	(62,739)	(51)	7,233	6,348	(3,955)	20,951	3	(7,204)	3,196	(152,074)
Transfer to other account		—	—	—	—	—	—	—	—	5,860	—	5,860
Non-controlling interests		(67,457)	(12,289)	—	(1,383)	2,629	—	(206)	—	—	—	(78,706)

Ending balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity (continued)

(f)	Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2018 and 2019 are as follows:

	2018		2019
Date of appropriation:	March 27, 2019		March 26, 2020
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	4,867,521	5,184,339
Net effect due to change in accounting policy		(23)	—
Dividend to hybrid bonds		(40,357)	(61,993)
Net income		1,234,883	1,129,173

		6,062,024	6,251,519
Appropriation of retained earnings:
Legal reserve		(123,488)	(112,917)
Dividends
Dividends on common stocks paid		(753,041)	(851,587)
Dividends on preferred stocks paid		—	(32,342)
Regulatory reserve for loan losses		(1,156)	(3,260)

		(877,685)	(1,000,106)

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,184,339	5,251,413

(*)	These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Finance Group.

(g)	Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2018 and 2019 are as follows:

	2018		2019
Beginning balance	~~W~~	2,885,018	2,844,690
IFRS 9 adoption		(388,551)	—
Business combination		—	25,608
Planned regulatory reversal of loan losses		348,223	290,872

Ending balance	~~W~~	2,844,690	3,161,170

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity (continued)

ii)

Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2018 and 2019 are as follows:

	2018		2019
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	3,156,722	3,403,497
Provision for regulatory reserve for loan losses (*1)		(348,127)	(292,728)

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	2,808,595	3,110,769

Basic and diluted earnings per share adjusted for regulatory reserve in won (*2)		5,844	6,387

(*1)	The increase in reserve for credit losses, ~~W~~25,608 million, due to the business combination with Orange Life insurance and Asia Trust during the year is excluded.
(*2)	Dividends for hybrid bonds are deducted.

(h)	Treasury stock

The acquisitions of treasury stock as of December 31, 2018 and 2019 are as follows:

	2018
	Beginning balance		Acquisition	Ending balance
The number of share		—	3,648,659	3,648,659
Carrying value	~~W~~	—	155,923	155,923

	2019
	Beginning balance		Acquisition	Ending balance
The number of share		3,648,659	10,233,403	13,882,062
Carrying value	~~W~~	155,923	444,077	600,000

(*)	The Group entered into a treasury stock trust agreement with Samsung Securities Co., Ltd., and acquired treasury stocks.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Dividends

(a)	Details of dividends recognized as distributions to stockholders for the years ended December 31, 2018 and 2019 are as follows:

	2018		2019 (*1)
Common Stock
Total number of shares issued and outstanding	~~W~~	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		1,600	1,850
Dividends (*2)	~~W~~	753,041	851,587

Dividend rate per share	%	32.0	37.0

Preferred Stock
Total number of shares issued and outstanding	~~W~~	—	17,482,000
Par value per share in won		—	5,000
Dividend per share in won		—	1,850
Dividends	~~W~~	—	32,342

Dividend rate per share	%	—	37.0

(*1)	The dividend is the amount of dividend that will be paid on March 26, 2020 and is not recognized as a distribution to the owners during the year.
(*2)	Dividends on own shares held by the Group are excluded.

(b)	Dividend for hybrid bond was calculated as follows for the years ended December 31, 2018 and 2019:

	2018		2019
Amount of hybrid bond	~~W~~	1,538,150	1,738,150
Interest rate	%	3.77 ~ 5.88	3.27 ~ 5.88

Dividend	~~W~~	40,357	61,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

31.	Net interest income

Net interest income for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017		2018	2019
Interest income:
Cash and due from banks	~~W~~	167,793	—	—
Cash and deposits at amortized cost		—	155,075	210,415
Deposits at FVTPL		—	33,845	31,506
Trading assets		489,836	—	—
Financial assets designated at fair value through profit or loss		57,899	—	—
Securities at FVTPL		—	623,651	740,378
Securities at FVOCI		—	759,301	1,077,995
Securities at amortized cost		—	730,382	1,061,262
Available-for-sale financial assets		671,912	—	—
Held-to-maturity financial assets		651,107	—	—
Loans		9,673,635	—	—
Loans at amortized cost		—	11,158,558	12,435,302
Loans at FVTPL		—	23,110	56,961
Others		86,472	88,534	93,543

		11,798,654	13,572,456	15,707,362

Interest expense:
Deposits		(2,482,415)	(3,091,659)	(3,644,632)
Borrowings		(352,069)	(468,068)	(551,416)
Debt securities issued		(1,085,366)	(1,336,840)	(1,666,257)
Others		(35,851)	(95,800)	(107,093)

		(3,955,701)	(4,992,367)	(5,969,398)

Net interest income	~~W~~	7,842,953	8,580,089	9,737,964

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

32.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017		2018	2019
Fees and commission income:
Credit placement fees	~~W~~	59,133	62,766	66,666
Commission received as electronic charge receipt		142,755	146,309	151,584
Brokerage fees		373,108	412,165	353,382
Commission received as agency		129,460	120,508	140,484
Investment banking fees		66,191	91,273	151,031
Commission received in foreign exchange activities		197,705	214,395	244,325
Asset management fees		190,802	235,275	307,167
Credit card fees		2,369,745	1,360,322	1,234,239
Operating lease fees (*)		28,033	82,141	142,025
Others		488,023	570,102	766,110

		4,044,955	3,295,256	3,557,013

Fees and commission expense:
Credit-related fee		(35,665)	(36,817)	(42,023)
Credit card fees		(1,988,826)	(944,533)	(915,521)
Others		(309,510)	(374,909)	(458,950)

		(2,334,001)	(1,356,259)	(1,416,494)

Net fees and commission income	~~W~~	1,710,954	1,938,997	2,140,519

(*)	Among operating lease fees recognized during the current period, there is no variable lease fee income which does not vary by index or rate.

33.	Dividend income

Dividend	income for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017		2018	2019
Securities at FVTPL	~~W~~	—	70,955	65,572
Trading assets		57,615	—	—
Securities at FVOCI		—	16,871	16,586
Available-for-sale financial assets		199,691	—	—

	~~W~~	257,306	87,826	82,158

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

34.	Net gain (loss) on financial instruments measured at fair value through profit or loss

Net gain (loss) on financial instruments measured at fair value through profit or loss for the ended December 31, 2018 and 2019 are as follows:

	2018		2019
Net gain (loss) on deposits measured at FVTPL
Gain (loss) on valuation	~~W~~	(61,848)	87,374
Gain on sale		—	13,400

		(61,848)	100,774

Net gain (loss) on loans measured at FVTPL
Gain (loss) on valuation		916	(248,032)
Gain on sale		9,133	10,395

		10,049	(237,637)

Net gain (loss) on securities measured at FVTPL
Debt securities
Gain on valuation		111,029	137,181
Gain on sale		78,718	125,431
Other gains		223,731	297,024

		413,478	559,636

Equity securities
Gain on valuation		286,801	141,246
Gain (loss) on sale		(275,356)	183,969

		11,445	325,215

Other
Gain on valuation		19,086	28,803

Net gain (loss) on financial liabilities measured at FVTPL
Debt securities
Loss on valuation		(115,667)	(16,810)
Gain (loss) on disposition		268,932	(35,710)

		153,265	(52,520)

Other
Loss on valuation		(14,892)	(91,025)
Gain on disposition		1,394	4,169

		(13,498)	(86,856)

Derivatives
Gain (loss) on valuation		(291,879)	388,880
Gain on transaction		179,928	359,187

		(111,951)	748,067

	~~W~~	420,026	1,385,482

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

35.	Net trading income (loss)

Net trading income (loss) for the year ended December 31, 2017 are as follows:

	2017
Trading assets:
Debt securities:
Loss on valuation	~~W~~	(90,442)
Gain (loss) on sale		(93,528)

		(183,970)

Equity securities:
Gain on valuation		187,442
Gain on sale		128,118

		315,560

Other:
Gain (loss) on valuation		5,782

Trading liabilities:
Debt securities:
Gain (loss) on valuation		(138,134)
Gain (loss) on disposition		(20,610)

		(158,744)

Other:
Gain (loss) on valuation		260
Gain on disposition		2,440

		2,700

Derivatives:
Gain (loss) on valuation		369,225
Gain on transaction		612,670

		981,895

	~~W~~	963,223

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss (IFSR9)

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2018 and 2019 are as follows:

	2018		2019
Financial assets designated at fair value through profit or loss:
Equity securities:
Loss on sale	~~W~~	(4,737)	—
Financial liabilities designated at fair value through profit or loss:
Borrowings:
Gain (loss) on valuation		382,667	(33,871)
Loss on sale and redemption		(404,573)	(812,175)

	~~W~~	(26,643)	(846,046)

37.	Net gain (loss) on financial instruments designated at fair value through profit or loss (IAS39)

Net gain (loss) on financial instruments designated at fair value through profit or loss for the year ended December 31, 2017 were as follows:

	2017
Financial assets designated at fair value through profit or loss:
Other securities:
Gain on valuation	~~W~~	13,020
Debt securities:
Gain (loss) on valuation		(65,475)
Gain on sale and redemption		11,673

		(53,802)

Equity securities:
Dividend income		51
Loss on valuation		(78,633)
Gain on sale		5,622

		(72,960)

Financial liabilities designated at fair value through profit or loss:
Other securities:
Gain (loss) on valuation		—
Loss on disposal and redemption		(43)

		(43)
Borrowings:
Gain (loss) on valuation		(100,685)
Loss on disposal and redemption		(845,356)

		(946,041)

	~~W~~	(1,059,826)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

38.	Provision for allowance for credit loss

Provision for allowance for credit loss on financial assets for the years ended December 31, 2018 and 2019 are as follows:

	2018		2019
Loans at amortized cost	~~W~~	(704,515)	(910,898)
Other financial assets at amortized cost		(24,070)	(33,945)
Securities at fair value through other comprehensive income		(12,066)	(5,787)
Others (unused credit line and financial guarantee, etc)		(4,826)	(29,519)
Securities at amortized cost		(2,400)	(543)

	~~W~~	(747,877)	(980,692)

39.	Net impairment loss on financial assets

Net impairment loss on financial assets for the year ended December 31, 2017 were as follows:

	2017 (*)
Impairment losses on:
Loans	~~W~~	(799,577)
Available-for-sale financial assets		(202,360)
Other financial assets		(15,672)

		(1,017,609)

Reversal of impairment losses on:
Available-for-sale financial assets		4,061

	~~W~~	(1,013,548)

(*)	As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

40.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017		2018	2019
Employee benefits:
Salaries	~~W~~	2,668,224	2,736,604	2,918,065
Severance benefits:
Defined contribution		21,040	23,745	35,972
Defined benefit		173,080	133,749	168,732
Termination benefits		285,158	115,275	122,732

		3,147,502	3,009,373	3,245,501

Entertainment		29,039	30,442	36,931
Depreciation		173,541	171,771	479,657
Amortization		66,860	73,575	99,208
Taxes and dues		165,689	176,133	197,691
Advertising		271,819	287,688	265,739
Research		14,093	13,928	17,742
Others		942,655	978,665	792,205

	~~W~~	4,811,198	4,741,575	5,134,674

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

41.	Share-based payments

(a)	Stock options granted as of December 31, 2019 are as follows:

	5th grant (*1)	6th grant (*1)		7th grant (*1)(*2)
Type	Cash payment		Cash payment	Cash payment
Grant date	March 21, 2006		March 20, 2007	March 19, 2008
Exercise price in won	~~W~~38,829		~~W~~54,560	~~W~~49,053
Number of shares granted	3,296,200		1,301,050	808,700
Options expiry dates	August 21, 2019		August 19, 2020	May 17, 2021/ September 17,2021
Changes in number of shares granted:
Balance at January 1, 2019	2,500		58,764	45,628
Exercised and cancelled	2,500		—	9,466

Balance at December 31, 2019	—		58,764	36,162

				~~W~~1,122 (Expiration of contractual exercise period : May 17, 2021)
Fair value per share in won	—	~~W~~	88
				~~W~~1,301 (Expiration of contractual exercise period : Sep 17, 2021)

(*1)	The weighted average exercise price for 94,926 stock options outstanding at December 31, 2019 is ~~W~~52,462.
(*2)	As of December 31, 2019, the exercise of the remaining for 9,466 stock options (7th grant) was cancelled.

(b)	Performance shares granted as of December 31, 2019 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions	Increase rate of the stock price and achievement of target ROE
Operating period	4 or 5 years
Estimated number of shares vested at December 31, 2019	20,427	2,074,713
Fair value per share in won	~~W~~40,889, ~~W~~45,766, ~~W~~49,405, ~~W~~40,580, ~~W~~44,222, for the expiration of operating period from 2015 to 2019	~~W~~43,350

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

41.	Share-based payments (continued)

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

(c)	Share-based compensation costs for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	67	413	480
5th		48	757	805
6th		26	159	185
7th		83	120	203
Performance share		1,782	15,717	17,499

	~~W~~	2,006	17,166	19,172

	2018
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	—	(14)	(14)
5th		—	(19)	(19)
6th		(23)	(139)	(162)
7th		(59)	(86)	(145)
Performance share		1,154	9,768	10,922

	~~W~~	1,072	9,510	10,582

	2019
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
5th	~~W~~	—	9	9
6th		(3)	(15)	(18)
7th		(5)	(6)	(11)
Performance share		4,678	32,646	37,324

	~~W~~	4,670	32,634	37,304

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

41.	Share-based payments (continued)

(d)	Accrued expenses and the intrinsic value as of December 31, 2018 and 2019 are as follows:

	2018
	Accrued expenses (*)
	The controlling company		The subsidiaries	Total
Stock options granted:
5th	~~W~~	—	7	7
6th		3	20	23
7th		24	33	57
Performance share		7,328	61,790	69,118

	~~W~~	7,355	61,850	69,205

(*)

The intrinsic value of share-based payments is ~~W~~69,120 million as of December 31, 2018. For calculating, the quoted market price ~~W~~39,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

	2019
	Accrued expenses (*)
	The controlling company		The subsidiaries	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		19	27	46
Performance share		10,003	81,352	91,355

	~~W~~	10,023	81,383	91,406

(*)

The intrinsic value of share-based payments is ~~W~~91,355 million as of December 31, 2019. For calculating, the quoted market price ~~W~~43,350 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Net other operating expense

Other operating income and other operating expense for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017		2018	2019
Other operating income
Gain on sale of assets:
Loans	~~W~~	50,707	—	—
Loans at amortized cost		—	40,624	18,298
Others:
Gain on hedged items		634,695	418,390	564,438
Reversal of allowance for acceptances and guarantee		—	2,834	19,329
Gain on trust account		14	—	27
Reversal of other allowance		286,932	5,033	11,194
Others		82,375	131,345	97,777

		1,004,016	557,602	692,765

		1,054,723	598,226	711,063

Other operating expense
Loss on sale of assets:
Loans		(8,394)	—	—
Loans at amortized cost		—	(14,271)	(27,291)
Others:
Loss on hedged items		(629,754)	(406,872)	(596,533)
Contribution		(252,419)	(283,331)	(311,336)
Provision for acceptances and guarantee allowance		(2,548)	—	—
Provision for other allowance		(12,133)	(13,036)	(6,939)
Depreciation of operating lease assets		(12,943)	(56,570)	(98,288)
Others		(599,524)	(653,501)	(857,918)

		(1,509,321)	(1,413,310)	(1,871,014)

		(1,517,715)	(1,427,581)	(1,898,305)

Net other operating expenses	~~W~~	(462,992)	(829,355)	(1,187,242)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

43.	Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017		2018	2019
Other non-operating income
Gain on disposal of assets:
Property and equipment (*)	~~W~~	5,278	12,611	1,452
Investment property		219	4,783	12,640
Assets held for sale		22,748	—	—
Lease assets		605	1,153	1,681
Right-of-use assets		—	—	1,112
Others		125	—	407

		28,975	18,547	17,292

Gain on disposal of Investments in associates		8,891	17,427	3,461
Others:
Rental income on investment property		33,023	32,488	43,777
Reversal of impairment losses on intangible asset		91	62	438
Gain from assets contributed		1,067	77	86
Others		67,535	49,276	82,879

		101,716	81,903	127,180

		139,582	117,877	147,933

Other non-operating expense
Loss on disposal of assets:
Property and equipment (*)		(2,642)	(3,082)	(870)
Investment property		(1,627)	(2,958)	—
Lease assets		(1,282)	(3,964)	(3,221)
Right-of-use assets		—	—	(306)
Others		(149)	(3)	—

		(5,700)	(10,007)	(4,397)

Loss on disposal of investments in associates		(1,332)	(11,546)	(3,974)
Impairment loss on investments in associates		(144)	(5,849)	—

		(1,476)	(17,395)	(3,974)

Others:
Donations		(140,243)	(88,650)	(94,937)
Depreciation of investment properties		(16,095)	(16,917)	(17,565)
Impaired loss on property and equipment		(16)	—	—
Impaired loss on intangible assets		(271)	(771)	(152,081)
Write-off of intangible assets		(1,210)	(1,537)	(9,221)
Collecting of written-off expenses		(7,162)	(6,048)	(7,322)
Others		(20,220)	(26,844)	(46,465)

		(185,217)	(140,767)	(327,591)

		(192,393)	(168,169)	(335,962)

Net other non-operating income (loss)	~~W~~	(52,811)	(50,292)	(188,029)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

43.	Net other non-operating income (continued)

(*)

Gains or losses on sale and leaseback transactions are included in gains or losses on disposal of property and equipment respectively, and there are no gains or losses recognized on sale and leaseback transactions for the year ended December 31, 2019

44.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017 (*)		2018	2019
Current income tax expense	~~W~~	726,384	896,755	1,115,724
Temporary differences		46,468	383,190	296,244
Income tax recognized in other comprehensive income		75,551	(11,600)	(142,844)

Income tax expenses	~~W~~	848,403	1,268,345	1,269,124

(*)	As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

(b)	Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017 (*)		2018	2019
Profit before income taxes	~~W~~	3,797,608	4,466,610	4,911,508

Income taxes at statutory tax rates		917,802	1,222,840	1,345,187
Adjustments:
Non-taxable income		(33,879)	(9,561)	8,500
Non-deductible expense		12,772	12,854	18,461
Tax credit		(195)	(23,317)	(2,289)
Changes in deferred tax due to change in tax rate		(72,985)	—	—
Other		24,888	65,529	(100,735)

Income tax expense	~~W~~	848,403	1,268,345	1,269,124

Effective tax rate	%	22.34	28.40	25.84

(*)	As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Beginning Balance (*1)		Profit or loss	Other comprehensive income	Ending Balance (*2)
Unearned income	~~W~~	(202,069)	(53,267)	—	(255,336)
Account receivable		(19,267)	(4,872)	—	(24,139)
Financial assets at fair value through profit or loss		(47,548)	79,000	16,825	48,277
Securities at fair value through other comprehensive income		307,729	(47,548)	(82,823)	177,358
Investment in associates		24,918	3,205	(3,380)	24,743
Valuation and depreciation of property and equipment		(163,313)	1,317	—	(161,996)
Derivative asset (liability)		(70,828)	171,000	11,579	111,751
Deposits		27,904	132	—	28,036
Accrued expenses		171,310	(38,621)	—	132,689
Defined benefit obligation		408,266	6,965	32,427	447,658
Plan assets		(411,935)	(37,117)	2,729	(446,323)
Other provisions		191,298	3,177	—	194,475
Allowance for acceptances and guarantees		23,929	5,228	—	29,157
Allowance related to asset revaluation		(52,886)	3,173	—	(49,713)
Allowance for expensing depreciation		(529)	64	—	(465)
Deemed dividend		5,317	(5,317)	—	—
Accrued contributions		11,904	9,807	—	21,711
Financial instruments designated at fair value through profit of loss		(7,194)	(80,214)	—	(87,408)
Allowances		131,222	(82,438)	—	48,784
Fictitious dividend		4,990	(3,665)	—	1,325
Liability under insurance contracts		18,105	4,488	—	22,593
Deficit carried over		1,505	(1,505)	—	—
Other		59,471	(296,190)	11,043	(225,676)

		412,299	(363,198)	(11,600)	37,501

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		375,807	(8,363)	—	367,444

	~~W~~	788,106	(371,561)	(11,600)	404,945

(*1)	Changes in the scope of application of IFRS 9 and 15 have been reflected.
(*2)	Deferred tax assets from overseas subsidiaries were increased by ~~W~~29 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Income tax expense (continued)

	2019
	Beginning Balance		Business combination	Profit or loss	Other comprehensive income (loss)	Ending Balance (*)
Unearned income	~~W~~	(255,336)	(62,077)	(14,266)	—	(331,679)
Account receivable		(24,139)	—	(2,185)	—	(26,324)
Financial assets at fair value through profit or loss		48,277	9,284	(20,972)	(56,654)	(20,065)
Securities at fair value through other comprehensive income		177,358	(554,017)	425,491	(130,344)	(81,512)
Investment in associates		24,743	—	(5,937)	(48)	18,758
Valuation and depreciation of property and equipment		(161,996)	—	10,950	—	(151,046)
Derivative asset (liability)		111,751	(1,132)	(97,147)	7,533	21,005
Deposits		28,036	—	2,605	—	30,641
Accrued expenses		132,689	15,298	(2,493)	—	145,494
Defined benefit obligation		447,658	4,805	33,321	20,348	506,132
Plan assets		(446,323)	(4,610)	(57,165)	958	(507,140)
Other provisions		194,475	2,283	16,297	—	213,055
Allowance for acceptances and guarantees		29,157	42,234	8,623	—	80,014
Allowance related to asset revaluation		(49,713)	—	—	—	(49,713)
Allowance for expensing depreciation		(465)	—	64	—	(401)
Deemed dividend		—	—	—	—	—
Accrued contributions		21,711	—	15,107	—	36,818
Financial instruments designated at fair value through profit of loss		(87,408)	—	130,225	—	42,817
Allowances		48,784	—	(10,716)	—	38,068
Fictitious dividend		1,325	—	16	—	1,341
Liability under insurance contracts		22,593	—	1,554	—	24,147
Deficit carried over		—	—	—	—	—
Other		(225,676)	204,351	(537,808)	15,363	(543,770)

		37,501	(343,581)	(104,436)	(142,844)	(553,360)

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		367,444	—	(47,433)	—	320,011

	~~W~~	404,945	(343,581)	(151,869)	(142,844)	(233,349)

(*)	Deferred tax assets from overseas subsidiaries were increased by ~~W~~1,530 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2018 and 2019 are as follows:

	January 1, 2018			Changes		December 31, 2018
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(255,593)	76,124	267,306	(84,878)	11,713	(8,754)
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(2,141)	588	2,376	(653)	235	(65)
Foreign currency translation adjustments for foreign operations		(317,264)	(25,054)	10,498	9,967	(306,766)	(15,087)
Gain (loss) on cash flow hedge		7,286	(4,845)	(31,771)	11,578	(24,485)	6,733
Equity in other comprehensive income of associates		(5,868)	3,306	10,825	(3,380)	4,957	(74)
The accumulated other comprehensive income in separate account (*)		(6,295)	1,731	11,967	(3,291)	5,672	(1,560)
Remeasurements of the defined benefit liability		(349,538)	95,543	(127,844)	35,157	(477,382)	130,700
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		(33,713)	8,988	(74,942)	20,609	(108,655)	29,597

Income tax charged or credited directly to equity	~~W~~	(963,126)	156,381	68,415	(14,891)	(894,711)	141,490

	January 1, 2019			Changes		December 31, 2019
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	11,713	(8,754)	427,657	(124,147)	439,370	(132,901)
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		235	(65)	(11,621)	3,196	(11,386)	3,131
Foreign currency translation adjustments for foreign operations		(306,766)	(15,087)	98,418	5,970	(208,348)	(9,117)
Gain (loss) on cash flow hedge		(24,485)	6,733	(23,492)	7,533	(47,977)	14,266
Equity in other comprehensive income of associates		4,957	(74)	3,343	(48)	8,300	(122)
The accumulated other comprehensive income in separate account (*)		5,672	(1,560)	14,382	(3,955)	20,054	(5,515)
Remeasurements of the defined benefit liability		(477,382)	130,700	(76,156)	21,306	(553,538)	152,006
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		(108,655)	29,597	207,333	(56,654)	98,678	(27,057)

Income tax charged or credited directly to equity	~~W~~	(894,711)	141,490	639,864	(146,799)	(254,847)	(5,309)

(*)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other liabilities of separate account’s financial statement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Income tax expense (continued)

(e)	The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2018 and 2019 are as follows:

	2018		2019
Tax loss carry forward	~~W~~	99,449	—

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2018 and 2019 are as follows:

	2018		2019
Investment in associates	~~W~~	(686,107)	(766,888)

(g)

The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2018 and 2019 are as follows:

	2018		2019
Deferred tax assets	~~W~~	483,517	518,337
Deferred tax liabilities		(78,572)	(751,686)

(h)

As of December 31, 2019, the Group has filed a dispute against the tax authorities and the courts for the refund of the corporate tax on seven cases (claim amount: ~~W~~ 34,449 million). If the likelihood of winning a lawsuit increases, the Group will recognize the related assets.

45.	Earnings per share

Basic	and diluted earnings per share for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017 (*2)		2018	2019
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	2,918,816	3,156,722	3,403,497
Less:
Dividends to hybrid bond		(17,678)	(40,357)	(61,993)

Net profit available for common stock	~~W~~	2,901,138	3,116,365	3,341,504

Weighted average number of common shares outstanding (*1)		474,199,587	473,649,076	477,346,731
Basic and diluted earnings per share in won	~~W~~	6,118	6,579	7,000

(*1)

The number of basic ordinary shares outstanding is 474,199,587 shares and the above weighted-average stocks are calculated by reflecting treasury stocks issued and 17,482,000 shares of convertible preferred shares issued on May 1, 2019. If the convertible preferred shares issued during the year are not included in common stocks, the basic and diluted earnings per share of the net profit of the Group is ~~W~~7,176.

(*2)	As the acquisition of ANZ Retail business by Shinhan Bank of Vietnam was completed, the amount was adjusted retrospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2018 and 2019 are as follows:

	2018		2019
Guarantees:
Guarantees outstanding	~~W~~	9,437,691	9,319,885
Contingent guarantees		3,985,532	3,669,697

		13,423,223	12,989,582

Commitments to extend credit:
Loan commitments in won		69,906,336	74,393,722
Loan commitments in foreign currency		19,967,297	22,542,776
ABS and ABCP commitments		2,083,522	2,116,354
Others		73,816,233	81,387,165

		165,773,388	180,440,017

Endorsed bills:
Secured endorsed bills		37,667	11,287
Unsecured endorsed bills		7,758,242	6,737,097

		7,795,909	6,748,384

Loans sold with recourse		2,099	2,099

	~~W~~	186,994,619	200,180,082

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Commitments and contingencies (continued)

(b)	Legal contingencies

The Group’s pending lawsuits as a defendant as of December 31, 2019 are as follows:

Case	Number of claim	Descriptions	Claim amount
Payment Guarantee	1	The plaintiff filed claims against the Group for guarantee deposit of receivable-backed ABL of KT ENS. The case are currently pending in its second appeal.	~~W~~	10,767

Compensation for a loss	1	According to the asset custody contract, the plaintiff is liable for damages caused by a fire in the property of the real estate investment company in which the Group is holding assets. In 2015 and 2017, the plaintiffs prevailed, but the first and second decisions were different.		6,893

Confirm deposit accounts	1	Hanwha Savings Bank, a party to the lender of Meat Loan, filed a lawsuit against all creditors to confirm deposit accounts for the sale of frozen meat. As a result, the lawsuit has been commissioned by the legal firm proceed a Matron’s private lawsuit related the Group.		5,575

Others	425	Compensation for a loss claim, etc.		234,131

	428		~~W~~	257,366

As of the December 31, 2019, the Group has recorded ~~W~~8,789 million and ~~W~~1,727 million, respectively, as other provisions and insurance contract liabilities (reserve for claims) for litigations, etc., The outcome of the lawsuits is not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c)

The Group entered into an agreement with Asia Trust Co., Ltd. (60% of its total shares) to acquire remaining stake in the Group. In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares to the Group.

(d)

In relation to Asia Trust Co., Ltd., (“Asia Trust”) a subsidiary of the Group, a number of complaints have arisen due to misuse of the seals discarded by employees prior to the Group’s acquisition of Asia Trust. Some of them filed a lawsuit against the Group (claim amount of ~~W~~50.3 billion) during the current year, and a special inspection was conducted by the Financial Supervisory Service in February 2019. The Group did not reflect these financial effects in the consolidated financial statements as of December 31, 2019 because the Group could not reliably measure the likelihood of loss and extent of loss.

(e)

Regarding the currency option contracts, the Group has received the dispute arbitration request from the Financial Dispute Arbitration Committee on December 19, 2019; the Group will proceed with Board of Directors’ decision. The Group’s management anticipates that the result of the adjustment will not have a significant impact on the Group’s financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Commitments and contingencies (continued)

(f)

The Group as the Prime Brokerage Service provider has performed the TRS transactions (Total Return Swap: Derivatives that exchange risk with income from underlying assets, such as stocks, bonds, funds, etc.) as per the TRS Agreement with a fund managed by Lime Asset Management (“Lime Fund”).

Through the TRS Agreement with the Group, Lime Fund indirectly invested about $200 million of IIG Global Trade Finance Fund, IIG Trade Finance Fund and IIG Trade Finance Fund-FX Hedged (collectively, “IIG Funds”) from May 2017 to September 2017.

In accordance with the Lime Fund’s directions in 2019, the Group invested IIG Fund in kind in LAM Enhanced Finance III L.P. (“LAM III Fund”) and acquired the LAM III Fund’s beneficiary certificates. The recoverable amount on the LAM III Fund beneficiary certificates is affected by the recoverable amounts of the IIG funds contributed in kind. The IIG Funds received cancellation of registration and asset freeze order from the U.S Securities and Exchange Commission in November 2019.

The Financial Supervisory Service (“FSS”) announced in February 2020 that the Group was suspected of being involved in misconduct and fraudulent activities while the Group made the TRS transactions with the Lime Asset Management. The related prosecutors’ investigations on Lime Asset Management are also underway. As of now whether the Group as the Prime Brokerage Service provider is legally responsible depends on the FSS’s additional inspections, prosecutors’ inspections and the future litigation; and the legal obligation of the Group relating to the suspected involvement in the fraudulent activities is not determined.

In addition, some of the private equity funds sold by the Group and managed by Lime Asset management are being inspected for whether any mis-selling has been involved by the supervisory authority. Depending on the results of the inspection, proceedings for dispute settlement and loss compensation on the miss-selling, if any, may take place. Whether a mis-selling has happened or the amount of compensation cannot be estimated reliably, the Group did not recognized a provision.

47.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2017, 2018 and 2019 are as follows:

	2017		2018	2019
Cash and due from banks	~~W~~	22,682,652	—	—
Cash and due from banks at amortized cost		—	17,363,450	28,435,818
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(3,010,471)	(3,008,188)	(3,349,719)
Restricted due from banks		(13,435,531)	(6,175,506)	(16,506,925)

	~~W~~	6,236,650	8,179,756	8,579,174

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

47.	Statement of cash flows (continued)

(b)	Significant non-cash activities for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017		2018	2019
Debt-equity swap	~~W~~	32,530	28,759	224,093
Transfers from construction-in-progress to property and equipment		14,285	6,319	76,004
Transfers between property and equipment and investment property		91,782	28,199	104,573
Transfers between assets held for sale and property and equipment		5,336	80	455
Transfers between investment property and assets held for sale		6,306	—	15,795
Accounts payable for purchase of intangible assets, etc.		—	1,047	472,798
Transaction for right-of-use assets		—	—	1,376,764

(c)	Changes in assets and liabilities arising from financing activities for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Assets		Liabilities
	Derivative assets		Derivative liabilities	Borrowings	Debentures	Total
Balance at January 1, 2018	~~W~~	3,966	146,278	27,586,610	51,340,821	79,077,675
Changes from cash flows		(5,845)	(12,002)	1,772,203	11,798,466	13,552,822
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	—	181,050	335,935	516,985
Changes in foreign currency exchange rate		—	—	955,512	229,277	1,184,789
Others		9,356	(49,697)	(676,833)	(476,800)	(1,193,974)

Balance at December 31, 2018	~~W~~	7,477	84,579	29,818,542	63,227,699	93,138,297

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

47.	Statement of cash flows (continued)

	2019
	Assets		Liabilities
	Derivative assets		Derivative liabilities	Borrowings	Debentures	Lease liabilities (*)	Total
Balance at January 1, 2019	~~W~~	7,477	84,579	29,818,542	63,227,699	536,842	93,675,139
Changes from cash flows		—	(21,958)	5,017,269	11,201,673	(269,362)	15,927,622
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	—	58,320	352,524	11,291	422,135
Changes in foreign currency exchange rate		—	—	173,623	282,534	—	456,157
Others		47,020	(13,946)	(204,598)	298,934	792,901	920,311
Business combination(Note 50)		—	—	—	—	32,587	32,587

Balance at December 31, 2019	~~W~~	54,497	48,675	34,863,156	75,363,364	1,104,259	111,433,951

(*)	At the beginning balance of 2019, the lease liabilities are included due to the adoption of IFRS 16.

48.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Balances with the related parties as of December 31, 2018 and 2019 are as follows:

Related party	Account	2018		2019
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	9,860	92
”	Credit card loans		116	173
”	Deposits		444	402
Partners 4th Growth Investment Fund	Deposits		1,855	1,443
BNP Paribas Cardif General Insurance	Credit card loans		29	26
”	Allowances for credit Loss (“ACL”)		(2)	—
”	Other assets		—	401
”	Deposits		157	17
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		151	91
Dream High Fund III	Deposits		4	5
Midas Dong-A Snowball Venture Fund (*1)	Deposits		159	—
Credian Healthcare Private Equity Fund II	Deposits		45	4
Midas Dong-A Snowball Venture Fund 2	Deposits		354	233
IBKS-Shinhan Creative Economy New Technology Fund II (*1)	Deposits		672	—
Eum Private Equity Fund No.3	Deposits		49	353

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Related parties (continued)

Related party	Account	2018		2019
SHBNPP Private Korea Equity Long-Short Professional Feeder (*2)	Other assets		133	—
Shinhan Global Healthcare Fund 1	Unearned revenue		360	—
Shinhan Fintech New Technology Fund No.1 (*1)	Unearned revenue		123	—
Taihan Industrial System Co., Ltd. (*3)	Deposits		85	—
Incorporated association Finance Saving Information Center	Credit card loans		3	—
	Deposits		4	6
GX Shinhan interest 1st Private Equity Fund	Unearned revenue		278	248
Nomura investment property trust No.19	Loans		11,966	11,973
”	Other assets		45	42
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		236	678
Shinhan-Stonebridge Petro Private Equity Fund	Other assets		484	810
Korea Finance Security	Deposits		—	362
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue		—	9
Hermes Private Investment Equity Fund	Deposits		—	275
Multimedia Tech Co.Ltd	Deposits		—	3
Korea Credit Bureau	Deposits		—	80
Goduck Gangil1 PFV Co., Ltd	Loans		—	24,000
”	ACL		—	(78)
SBC PFV Co., Ltd	Deposits		—	5,142
GMG Development Co,. Ltd	Deposits		—	300
Sprott Global Renewable Private Equity Fund I	Deposits		—	342
IMM Global Private Equity Fund	Loans		—	800
”	ACL		—	(3)
”	Deposits		—	7,598
Key management personnel and their immediate relatives:	Loans		3,313	4,426

	Assets		26,334	43,431

	Liabilities	~~W~~	4,589	16,822

(*1)	Excluded from related parties due to the disposal or liquidation.
(*2)	As the Group held control due to increases in the equity ratio during the year, it was changed from an associates to a consolidated subsidiary.
(*3)	As the Group does not have significant influence to this entity, this has been removed from the related parties for the year ended December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Related parties (continued)

(b)	Transactions with the related parties for the years ended December 31, 2017, 2018 and 2019 are as follows:

Related party	Account	2017		2018	2019
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	4,631	3,716	4,230
”	Reversal of credit losses		—	4	3
”	Provision for credit losses		(3)	—	—
”	Other operating expenses		—	—	(1)
”	General and administrative expenses		(10)	(17)	(9)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		689	685	448
BNP Paribas Cardif General Insurance	Fees and commission income		4	9	11
”	Reversal of credit losses		1	—	—
”	Provision for credit losses		—	(2)	—
”	Other operating income		—	—	468
Midas Dong-A Snowball Venture Fund (*1)	Fees and commission income		38	47	119
”	Interest expense		(3)	(2)	(1)
SP New Technology Business investment Fund I (*2)	Fees and commission income		41	317	—
IBKS-Shinhan Creative Economy New Technology Fund (*2)	Fees and commission income	~~W~~	37	13	380
”	Interest expense		(2)	—	—
IBKS-Shinhan Creative Economy New Technology Fund 2 (*1)	Fees and commission income		25	16	8
SM New Technology Business Investment Fund I	Fees and commission income		55	55	14
JAEYOUNG SOLUTEC CO., LTD. (*2)	Interest income		654	523	—
”	Fees and commission income		1	2	—
”	Other operating income		3	3	—
”	Reversal of credit losses		1	—	—
”	Interest expense		(4)	(2)	—
”	Provision for credit losses		(55)	(1)	—
The Asia Pacific Capital Fund II L.P.	Fees and commission income		85	—	—
Partners 4th Growth Investment Fund	Interest expense		(16)	(19)	(7)
Shinhan-Albatross Technology Investment	Fees and commission income		152	216	216

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Related parties (continued)

Related party	Account	2017		2018	2019
”	Interest expense		(21)	—	—
SHBNPP Private Korea Equity Long-Short Professional Feeder (*3)	Fees and commission income		892	975	363
Branbuil CO., LTD.	Fees and commission income		2	—	—
KDBC Midas Dong-A Snowball Venture Fund 2	Interest expense		—	(2)	—
STI-New Growth Engines Investment (*2)	Fees and commission income		30	16	—
Shinhan Fintech New Technology Fund No.1 (*1)	Fees and commission income		30	153	38
KTB New lake medical Global Investment	Interest income		10	—	—
”	Other operating expenses		(13)	—	—
Shinhan Global health Care Investment No.1	Fees and commission income		282	785	360
Taihan Industrial System Co., Ltd. (*4)	Fees and commission income		2	1	—
Shinhan capital-Cape FN Fund No.1 (*1)	Fees and commission income		—	82	101
SHC-K2 Global Material Fund	Fees and commission income		—	20	19
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income		—	127	94
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income	~~W~~	—	71	187
GX Shinhan interest 1st Private Equity Fund	Fees and commission income		—	412	545
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		—	214	361
SHC ULMUS Fund No.1	Fees and commission income		—	51	76
Shinhan-PS Investment Fund No.1	Fees and commission income		—	12	20
Nomura investment property trust No.19	Interest income		—	312	519
”	Other operating income		—	—	7
”	Provision for credit loss		—	(34)	—
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		—	236	2,694
Shinhan-Stonebridge Petro Private Equity Fund	Fees and commission income		—	1,920	1,762
Korea Finance Security	Fees and commission income		—	—	10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Related parties (continued)

Related party	Account	2017		2018	2019
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		—	—	275
Shinhan-Rhinos 1 Fund	Fees and commission income		—	—	64
SHINHAN-CORE TREND GLOBAL FUND 1	Fees and commission income		—	—	45
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		—	—	67
One Shinhan Global Fund 1	Fees and commission income		—	—	151
Yeollim-Shinhan Portfolio Fund I	Fees and commission income		—	—	59
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		—	—	7
WON JIN HOME PLAN CO.,LTD	Interest income		—	—	186
Korea Credit Bureau	Fees and commission income		—	—	13
”	Interest expense		—	—	(5)
Goduck Gangil1 PFV Co., Ltd	Interest income		—	—	328
”	Fees and commission income		—	—	1,120
”	Provision for credit loss		—	—	(78)
SBC PFV Co., Ltd	Interest expense		—	—	(3)
IMM Global Private Equity Fund	Interest income		—	—	28
”	Interest expense		—	—	(25)
”	Provision for credit loss		—	—	(3)
Key management personnel and their immediate relatives
Interest income			101	101	161

		~~W~~	7,639	11,015	15,425

(*1)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2019.
(*2)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2018
(*3)	Included in the related party due to the additional acquisition for the year ended December 31, 2019.
(*4)	As the Group does not have significant influence to this entity, this has been removed from the related parties for the year ended December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Related parties (continued)

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2017, 2018 and 2019 were as follows:

	2017		2018	2019
Short-term employee benefits	~~W~~	17,112	22,502	21,237
Severance benefits		979	419	731
Share-based payment transactions (*)		6,787	4,944	12,343

	~~W~~	24,878	27,865	34,311

(*)	The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

(d)	The guarantees provided between the related parties as of December 31, 2018 and 2019 are as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2018		2019	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused credit line

(e)	Details of collaterals provided by the related parties as of December 31, 2018 and December 31, 2019 are as follows:

Provided to	Provided by	Pledged assets	2018		2019
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
”	Hyungje art printing	Properties		—	120
”	Goduck Gangil1 PFV Co., Ltd	Guarantee insurance policy		—	28,800

			~~W~~	12,000	40,920

(f)	Details of significant loan transactions with related parties as of December 31, 2018 and 2019 are as follows:

		2018
Classification	Company	Beginning		Loan	Recover	Other (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	—	12,000	—	(34)	11,966

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Related parties (continued)

(*)	The effect on changes in allowance for credit loss is included.

		2019
Classification	Company	Beginning		Loan	Recover	Other (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,966	—	—	7	11,973
”	Goduck Gangil1 PFV Co., Ltd		—	24,000	—	—	24,000
”	IMM Global Private Equity Fund		—	800	—	—	800

	Total	~~W~~	11,966	24,800	—	7	36,773

(*)	The effect on changes in allowance for credit loss is included.

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

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Interests in unconsolidated structured entities (continued)

Description

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2018 and 2019 are as follows:

	2018		2019
Total assets:
Asset-backed securitization	~~W~~	196,108,655	208,441,947
Structured financing		132,050,391	195,374,046
Investment fund		71,487,406	215,371,530

	~~W~~	399,646,452	619,187,523

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2018 and 2019 are as follows:

	2018
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	292	504,571	802,825	1,307,688
Loan at amortized cost		478,998	6,925,438	33,500	7,437,936
Securities at fair value through profit or loss		4,263,817	288,757	5,293,807	9,846,381
Derivate assets		16,390	578	—	16,968
Securities at fair value through other comprehensive income		2,244,364	91,316	32,279	2,367,959
Securities at amortized cost		4,277,675	—	—	4,277,675
Other assets		5,453	48,457	34,333	88,243

	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850

Liabilities:
Derivative liabilities	~~W~~	111	—	—	111
Other		5,368	4,128	—	9,496

	~~W~~	5,479	4,128	—	9,607

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Interests in unconsolidated structured entities (continued)

	2019
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	10,646	69,727	—	80,373
Loan at amortized cost		785,134	10,207,866	664,024	11,657,024
Securities at fair value through profit or loss		3,705,565	70,407	9,378,374	13,154,346
Derivate assets		21,494	1,027	—	22,521
Securities at fair value through other comprehensive income		2,144,846	188,429	—	2,333,275
Securities at amortized cost		4,894,942	—	—	4,894,942
Other assets		3,244	14,776	58,948	76,968

	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449

Liabilities:
Other liabilities	~~W~~	682	10,457	—	11,139

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2018 and 2019 are as follows:

	2018
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850
ABS and ABCP commitments		1,395,417	2,300	602,594	2,000,311
Loan commitments		1,791,650	815,910	26,100	2,633,660
Guarantees		88,810	142,032	—	230,842
Others		—	49,464	—	49,464

	~~W~~	14,562,866	8,868,823	6,825,438	30,257,127

	2019
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449
ABS and ABCP commitments		1,208,707	2,300	868,498	2,079,505
Loan commitments		845,904	855,520	—	1,701,424
Guarantees		139,522	4,000	—	143,522
Others		—	118,969	—	118,969

	~~W~~	13,760,004	11,533,021	10,969,844	36,262,869

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Business combination

(a)	Orange Life Insurance Co., Ltd

i) General information

On February 1, 2019, the Group obtained control over Orange Life Insurance Co., Ltd. by acquiring 59.15% of its shares after obtaining approval from the Financial Services Commission on January 16, 2019. The primary reason for the acquisition is to strengthen the life insurance business in response to changes in the financial market environment.

ii) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

	Amount (*1)
Assets:
Cash and due from banks at amortized cost	~~W~~	739,071
Financial assets at fair value through profit or loss		1,573,453
Securities at fair value through other comprehensive income		11,111,395
Securities at amortized cost		11,273,999
Loans at amortized cost		2,588,588
Derivatives		13,934
Properties and equipment		35,489
Intangible assets (*2)		38,475
Other assets		5,847,621

		33,222,025

Liabilities:
Liabilities under insurance contracts (*3)		24,187,474
Derivative liabilities		3,991
Other liabilities		6,098,301

		30,289,766

Fair value of the identifiable net assets	~~W~~	2,932,259

(*1)

The Group measured the identifiable assets and liabilities of the acquirer at fair value at the date of the business combination for the allocation of the consideration transferred. The fair value was measured at the price that would be received at the date of the business combination when the asset was sold, or when the liability was transferred in an orderly transaction between market participants, and in case the price was not directly observed, it was estimated using appropriate valuation techniques.

(*2)	Includes membership, software, and development costs that Orange Life Insurance Co., Ltd. holds.
(*3)

The Group has reflected VOBA (Value of Business Acquired), which was measured separately by applying the indirect method based on the intrinsic value, to the carrying value of the liabilities under insurance contracts that the Orange Life Insurance Co., Ltd. had.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Business combination (continued)

iii) Goodwill

Goodwill recognized as a result of business combination is as follows:

	Amount
Consideration paid in cash	~~W~~	2,298,900
Fair value of identifiable net assets		(2,932,259)
Non-controlling interests (*)		1,197,935

Goodwill	~~W~~	564,576

(*)	The non-controlling interests in Orange Life Insurance Co., Ltd was measured as a proportionate shares of the non-controlling interests in the identifiable net assets at acquisition date.

iv) Cost related to business combination

In connection with the business combination, the Group incurred expenses of ~~W~~8,415 million, including legal fees and due diligence fees, which were recognized as fees and commission expense in the consolidated statement of comprehensive income.

v) Net cash outflows due to business combination

Net cash outflows due to business combination for the year ended December 31, 2019 are as follows:

	Amount
Consideration transferred in cash	~~W~~	2,298,900
Acquired cash and cash equivalents		(154,754)

	~~W~~	2,144,146

Operating income and net profit for the year ended December 31, 2019 from Orange Life Insurance Co., Ltd, are ~~W~~387,440 million and ~~W~~271,455 million, respectively, which are reflected in the consolidated statement of comprehensive income after the acquisition date.

(b) Asia Trust Co., Ltd

i) General information

On May 2, 2019, the Group obtained control over Asia Trust Co., Ltd. by acquiring 60% of its shares after obtaining approval from the Financial Services Commission on April 17, 2019. The primary reason for the acquisition is to strengthen the non-banking portfolio through real estate business line.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Business combination (continued)

ii) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

	Amount
Assets:
Cash and due from banks at amortized cost	~~W~~	27,647
Financial assets at fair value through profit or loss		53,477
Loans at amortized cost (*1)(*3)		26,197
Properties and equipment		662
Intangible assets (*2)		40,649
Investment property		13,567
Other assets		13,367

		175,566

Liabilities:
Other liabilities (*3)		44,571

Fair value of the identifiable net assets	~~W~~	130,995

(*1)

Acquired loans were measured at fair value. The total amount of loans under contract is ~~W~~44,356 million, and the cash flows that are not expected to be collected as of the acquisition date is ~~W~~18,159 million.

(*2)

Includes the value of contract balance of ~~W~~36,584 million. The Group has considered the contracts that Asia Trust Co., Ltd held to be significant enough to generate future additional revenue, and evaluated them by incremental cash flow method.

(*3)

In regard to the land trust project at Ramada Hotel in Gampo, Gyeongju, some owners of parcels filed a lawsuit to return the down payments, and the intermediate payments. The loan financial institution of the business has filed a suit against Asia Trust Co., Ltd for the balance of the loans delinquent based on the intermediate payment loan agreement and subsequent agreement with the Group. The Group recorded the expected loss as allowance and provision for the trust business loans. In addition, the creditor of the constructor filed a suit claiming the construction fee; however, the Group did not reflect the effect in the consolidated financial statements as of December 31, 2019 since the potential and extent of the losses regarding the lawsuit is not reliably estimated.

iii) Goodwill

Goodwill recognized as a result of the business combination is as follows:

	Amount
Consideration paid in cash	~~W~~	193,400
Fair value of identifiable net assets		(130,995)
Non-controlling interests (*)		52,398

Goodwill	~~W~~	114,803

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Business combination (continued)

(*)	The non-controlling interests in Asia Trust Co., Ltd was measured as a proportionate shares of the non-controlling interests in the identifiable net assets at acquisition date.

iv) Cost related to business combination

In connection with the business combination, the Group incurred expenses of ~~W~~2,124 million, including legal fees and due diligence fees, which were recognized as fees and commission expense in the consolidated statement of comprehensive income.

v) Net cash outflows due to business combination

Net cash outflows due to business combination for the year ended December 31, 2019 are as follows:

	Amount
Consideration transferred	~~W~~	193,400
Acquired cash and cash equivalents		(18,647)

	~~W~~	174,753

Operating income and profit for the year ended December 31, 2019 from Asia Trust Co., Ltd. are ~~W~~29,394 million and ~~W~~18,098 million, respectively, which are reflected in the consolidated statement of comprehensive income after the acquisition date.

(c) Shinhan Vietnam Finance Company Limited

i) General information

On January 22, 2019, the Group has acquired control over Prudential Vietnam Finance Co., Ltd in Vietnam by acquiring 100% of its shares, and changed the name to Shinhan Vietnam Finance Co., Ltd. The primary reason for the acquisition is to expand its new market through credit loan business in Vietnam.

ii) Identifiable net assets

Fair values of assets acquired and liabilities assumed as follows:

	Amount
Assets:
Cash and due from banks at amortized cost	~~W~~	12,271
Loans at amortized cost		259,082
Properties and equipment		4,163
Intangible assets		5,629
Other assets		12,258

		293,403

Liabilities:
Deposits		211,325
Other liabilities		19,036

		230,361

Fair value of the identifiable net assets	~~W~~	63,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Business combination (continued)

iii) Goodwill

Goodwill recognized as a result of the business combination is as follows:

	Amount
Consideration paid in cash	~~W~~	170,194
Fair value of identifiable net assets		(63,042)

Goodwill	~~W~~	107,152

The Group assessed the goodwill based on the financial information as of January 1, 2019 (“assessment date”) as reliable financial information as of the acquisition date, January 22, 2019, were not available.

Between the assessment date and the acquisition date, no significant transactions that affected the fair value of the identifiable net assets were identified.

iv) Cost related to business combination

In connection with the business combination, the Group incurred expenses of ~~W~~92 million, including legal fees and due diligence fees, which were recognized as fees and commission expense in the consolidated statement of comprehensive income.

v) Net cash outflows due to business combination

Net cash outflows due to business combination for the year ended December 31, 2019 are as follows:

	Amount
Consideration transferred	~~W~~	170,194
Acquired cash and cash equivalents		(12,271)

	~~W~~	157,923

Operating income and profit for the year ended December 31, 2019 from Shinhan Vietnam Finance Company Limited are ~~W~~22,912 million and ~~W~~18,363 million, respectively, which are reflected in the consolidated statement of comprehensive income after the acquisition date.

(d)

If the business combination had been consolidated from the beginning of 2019, the operating income and net income that would have been included in the consolidated statement of comprehensive income do not differ materially from the current operating income and net income recognised from the acquisition date of the business combination.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Transition effects arising from changes in accounting policies

Upon adoption of IFRS 16 ‘Leases’, the Group recognized lease liabilities in relation to leases that had previously been classified as operating leases in accordance with IAS 17. These liabilities were measured at the present value of the future lease payments at the lessee’s incremental borrowing rate on January 1, 2019. The lessee’s incremental borrowing rates applied to the lease liabilities are between 2.06% and 8.96% on January 1, 2019. The difference between the amount of operating lease agreements disclosed as of December 31, 2018 discounted at the Group’s incremental borrowing rate and the lease liabilities recognized at the date of initial application is as follows:

	Amount
Operating lease agreement commitment disclosed as of December 31, 2018	~~W~~	610,080
Amount discounted using the Group’s incremental borrowing rate		591,725
Less:
Low-value leases recognized as current expenses through the straight-line method		(3,454)
Value-added Tax		(51,429)

Lease liabilities recognized at the beginning of 2019	~~W~~	536,842

Right-of-use assets were measured by adjusting the amount of prepaid or unpaid lease payments in relation to leases recognized in the consolidated statement of financial position at the same amount as the lease liability. As a result, property, plant and equipment increased by ~~W~~573,823 million at the beginning of 2019, and prepaid expense, unearned revenue and accrued expenses decreased by ~~W~~42,196 million, ~~W~~5,197 million and ~~W~~17 million, respectively.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Transition effects arising from changes in accounting policies (continued)

(i)	Changes in equity due to application of IFRS 9 and 15

Changes in equity as of January 1, 2018 due to the initial application date of IFRS 9 and 15 are as follows:

	Amounts
Retained earnings at January 1, 2018 before changes	~~W~~	20,791,681
Adjustments of retained earnings due to the application of IFRS 9 :
Reclassification from financial assets at amortized cost to financial assets measured at fair value through profit or loss		(74,061)
Reclassification from available-for-sale financial assets to financial assets measured at fair value through profit or loss		178,518
Reclassification from available-for-sale financial assets to financial assets measured at fair value through other comprehensive income (*1)		204,457
Increase in loss allowance for financial assets measured at amortized cost		(573,088)
Increase in loss allowance for loan commitments and financial guarantee contracts		(55,274)
Increase in loss allowance for debt instruments measured at fair value through other comprehensive income		(18,976)
Effect of overlay approach application		34,102
Others (*2)		(40,063)

		(344,385)

Adjustments of retained earnings due to the application of IFRS 15 (*3)		(2,896)
Tax effects (*4)		95,426

Retained earnings at January 1, 2018 after changes	~~W~~	20,539,826

(*1)	With the application of IFRS 9, the effect of retained earnings of the recognized impairment from equity securities has reclassified to other comprehensive income.
(*2)	Include translation of foreign currencies, etc.
(*3)	The Group has divided the trust fees into trust sales fees and trust managing fees and recognition of trust managing fees are deferred.
(*4)	Tax effects due to the application of IFRS 9 are separately shown.

	Amounts
Accumulated other comprehensive loss at January 1, 2018 before changes	~~W~~	(529,734)
Adjustments of accumulated other comprehensive income due to the application of IFRS 9:
Reclassification from available-for-sale financial assets to financial assets measured at fair value through profit or loss		(178,518)
Reclassification from available-for-sale financial assets to financial assets measured at fair value through other comprehensive income (*1)		(204,457)
Increase in loss allowance for debt instruments measured at fair value through other comprehensive income		18,976
Effect of overlay approach application		(34,102)
Others (*2)		11,039

		(387,062)

Tax effects (*3)		110,051

Accumulated other comprehensive loss at January 1, 2018 after changes	~~W~~	(806,745)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Transition effects arising from changes in accounting policies (continued)

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
(*2)

Under IFRS 9, these financial instruments were categorized as financial assets or liabilities – FVTPL, as 1) the instruments are not held within a business model whose objective is achieved by both collecting contractual cash flows and selling them, or 2) the contractual terms of them does not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Transition effects arising from changes in accounting policies (continued)

The effect of reclassification is as follows:

1)	Gross carrying amounts

	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Financial assets :
Due from banks
Carrying value under IAS 39 as of January 1, 2018	~~W~~	20,890,125	—	—	20,890,125	—	—
Reclassification to financial assets measured at FVTPL		—	(902,124)	—	(902,124)	—	—

		20,890,125	(902,124)	—	19,988,001	—	—

Loans
Carrying value under IAS 39 as of January 1, 2018		277,876,371	—	—	277,876,371	—	—
Reclassification to financial assets measured at FVTPL		—	(750,342)	—	(750,342)	—	—

		277,876,371	(750,342)	—	277,126,029	—	—

Other financial assets
Carrying value under IAS 39 as of January 1, 2018		12,090,983	—	—	12,090,983	—	—

Trading assets (debt instruments) (*1)
Carrying value under IAS 39 as of January 1, 2018		23,640,646	—	—	23,640,646	—	—
Reclassification to financial assets measured at FVTPL		—	(23,640,646)	—	(23,640,646)	—	—

		23,640,646	(23,640,646)	—	—	—	—

Trading assets (equity instruments)
Carrying value under IAS 39 as of January 1, 2018		4,634,353	—	—	4,634,353	—	—
Reclassification to financial assets measured at FVTPL		—	(4,634,353)	—	(4,634,353)	—	—

		4,634,353	(4,634,353)	—	—	—	—

Trading assets (gold deposit) (*1)
Carrying value under IAS 39 as of January 1, 2018		189,297	—	—	189,297	—	—
Reclassification to financial assets measured at FVTPL		—	(189,297)	—	(189,297)	—	—

		189,297	(189,297)	—	—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Transition effects arising from changes in accounting policies (continued)

	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Derivatives (*1)
Carrying value under IAS 39 as of January 1, 2018		3,400,178	—	—	3,400,178	—	—
Reclassification to financial assets measured at FVTPL		—	(51,375)	—	(51,375)	—	—

		3,400,178	(51,375)	—	3,348,803	—	—

Financial assets designated at FVTPL (*1)
Carrying value under IAS 39 as of January 1, 2018		3,579,057	—	—	3,579,057	—	—
Reclassification to financial assets measured at FVTPL		—	(3,426,966)	—	(3,426,966)	—	—
Reclassification to financial assets designated at FVTPL		—	(152,091)	—	(152,091)	—	—

	~~W~~	3,579,057	(3,579,057)	—	—	—	—

	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings (*3)	Changes in other comprehensive income (*3)
AFS (debt securities)
Carrying value under IAS 39 as of January 1, 2018	~~W~~	37,186,552	—	—	37,186,552	—	—
Reclassification to financial assets measured at FVTPL		—	(528,745)	—	(528,745)	—	—
Reclassification to financial assets measured at FVOCI		—	(36,657,807)	—	(36,657,807)	—	—

		37,186,552	(37,186,552)	—	—	—	—

AFS (equity securities)
Carrying value under IAS 39 as of January 1, 2018		4,930,385	—	—	4,930,385	—	—
Reclassification to financial assets measured at FVTPL		—	(4,339,979)	—	(4,339,979)	—	—
Reclassification to financial assets measured at FVOCI		—	(590,405)	—	(590,405)	—	—

		4,930,385	(4,930,385)	—	—	—	—

HTM (debt securities)
Carrying value under IAS 39 as of January 1, 2018		24,990,680	—	—	24,990,680	—	—
Reclassification to financial assets measured at FVTPL		—	(565,813)	—	(565,813)	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Transition effects arising from changes in accounting policies (continued)

	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings (*3)	Changes in other comprehensive income (*3)
Reclassification to financial assets measured at amortized cost		—	(24,424,867)	—	(24,424,867)	—	—

		24,990,680	(24,990,680)	—	—	—	—

Financial assets as measured at FVTPL
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from due from banks		—	902,124	(68,182)	833,942	—	(68,182)
Transfer from loans and other receivables		—	750,342	30,027	780,369	30,027	—
Transfer from trading assets		—	28,464,296	—	28,464,296	—	—
Transfer from financial assets designated at FVTPL		—	3,426,967	—	3,426,967	—	—
Transfer from AFS		—	4,868,724	7,708	4,876,432	108,532	(108,532)
Transfer from HTM		—	565,813	(35,907)	529,906	—	(35,907)
Transfer from derivative assets		—	51,375	(42,195)	9,180	—	—
		—	—	(2,575)	(2,575)	—	—

		—	39,029,641	(111,124)	38,918,517	138,559	(212,620)

Financial assets designated at FVTPL (IFRS 9)
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from financial assets designated at FVTPL (IAS 39)		—	152,091	—	152,091	—	—

		—	152,091	—	152,091	—	—

Financial assets measured at FVOCI (*2)
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from AFS		—	37,248,212	—	37,248,212	204,457	(204,457)

		—	37,248,212	—	37,248,212	204,457	(204,457)

Financial assets measured at amortized cost (*2)
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from HTM		—	24,424,867	—	24,424,867	—	—

		—	24,424,867	—	24,424,867	—	—

	~~W~~	413,408,627	—	(111,124)	413,297,503	343,016	(417,077)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Transition effects arising from changes in accounting policies (continued)

Financial liabilities :	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Deposits
Carrying value under IAS 39 as of January 1, 2018	~~W~~	249,419,224	—	—	249,419,224	—	—

		249,419,224	—	—	249,419,224	—	—

Trading liabilities (*1)
Carrying value under IAS 39 as of January 1, 2018		1,848,490	—	—	1,848,490	—	—
Reclassification to financial liabilities measured at FVTPL		—	(1,848,490)	—	(1,848,490)	—	—

		1,848,490	(1,848,490)	—	—	—	—

Financial liabilities designated at FVTPL
Carrying value under IAS 39 as of January 1, 2018		8,297,609	—	—	8,297,609	—	—
Reclassification to financial liabilities designated at FVTPL		—	(8,260,636)	—	(8,260,636)	—	—
Reclassification to financial liabilities measured at FVTPL		—	(36,973)	—	(36,973)	—	—

		8,297,609	(8,297,609)	—	—	—	—

Financial liabilities measured at FVTPL
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from trading liabilities		—	1,848,490	—	1,848,490	—	—
Transfer from financial liabilities designated at FVTPL		—	36,973	—	36,973	—	—

		—	1,885,463	—	1,885,463	—	—

Financial liabilities designated at FVTPL
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from financial liabilities designated at FVTPL		—	8,260,636	—	8,260,636	—	—

		—	8,260,636	—	8,260,636	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

51.	Transition effects arising from changes in accounting policies (continued)

Financial liabilities :	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Derivative liabilities
Carrying value under IAS 39 as of January 1, 2018		3,487,661	—	—	3,487,661	—	—
Other		—	—	(4,019)	(4,019)	—	—

		3,487,661	—	(4,019)	3,483,642	—	—

Borrowings
Carrying value under IAS 39 as of January 1, 2018		27,586,610	—	—	27,586,610	—	—
Other		—	—	(297)	(297)	—	—

		27,586,610	—	(297)	27,586,313	—	—

Debt securities issued
Carrying value under IAS 39 as of January 1, 2018		51,340,821	—	—	51,340,821	—	—
Other financial liabilities
Carrying value under IAS 39 as of January 1, 2018		20,124,451	—	—	20,124,451	—	—
Other		—	—	(19)	(19)	—	—

		20,124,451	—	(19)	20,124,432	—	—

	~~W~~	362,104,866	—	(4,335)	362,100,531	—	—

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
Net fee and commission income (*1)(*2):
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

52.	Subsequent events occurred after reporting period

(a)	Acquisition of residual interest in Orange Life Insurance Co. Ltd.

The Group, pursuant to its Board of Directors’ resolution on November 14, 2019, reached a decision on exchanging of the common shares of Shinhan Financial Group Co., Ltd. (the “Company”) and Orange Life Insurance Co. Ltd. (“Orange Life”) by means of a small-scale stock exchange, with the purpose to enable the Group to hold 100% of the stock of Orange Life. The stock exchange was consummated on January 28, 2020, at an exchange ratio of 0.6601483 shares of the Company for each share of Orange Life. As a result, the shares issued by Orange Life and owned by shareholders of Orange Life other than the Company were transferred to the Company on January 28, 2020 and such shareholders became shareholders of the Group by acquiring 8,232,906 newly issued shares in exchange for 13,882,062 treasury shares of the Group. Upon the share exchange, Orange Life became a wholly owned subsidiary of the Group.

(b)	Coronavirus disease (COVID-19)

The rapid spread of the recent coronavirus (COVID-19) pandemic has had far-reaching negative consequences on global economy, which could impact our ability to generate revenues and negatively impact specific portfolios through negative rating migrations, higher than expected credit losses and potential impairments of assets. The ECL at December 31, 2019 was estimated based on a range of forecast economic conditions as at that date. The impact on GDP and other key indicators will be considered when determining the severity and likelihood of downside economic scenarios that will be used to estimate ECL under IFRS 9 in 2020. Even though the Group is closely monitoring the situation, the impact on the Group resulting from the virus cannot be estimated as of the issuance date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

53.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements

STATEMENTS OF FINANCIAL POSITION

	2018		2019
Assets
Deposits
Banking subsidiaries	~~W~~	24	167
Other		48,572	—
Receivables from subsidiaries:
Non-banking subsidiaries		1,644,666	2,219,698
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,792,072	13,797,222
Non-banking subsidiaries		11,983,360	15,183,053
Financial assets at FVTPL		1,927,150	443,377
Derivative assets		—	24,352
Property, equipment and intangible assets, net		7,983	11,106
Other assets
Banking subsidiaries		311,052	408,436
Non-banking subsidiaries		162,695	171,321
Other		236,658	2,590

Total assets	~~W~~	30,114,232	32,261,322

Liabilities and equity
Borrowings	~~W~~	125,000	—
Debt securities issued		7,812,358	9,147,640
Derivative liabilities		—	17,687
Accrued expenses & other liabilities		526,806	630,569

Total liabilities		8,464,164	9,795,896

Equity		21,650,068	22,465,426

Total liabilities and equity	~~W~~	30,114,232	32,261,322

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

53.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME

	2017		2018	2019
Income
Dividends from banking subsidiaries	~~W~~	481,524	541,524	892,310
Dividends from non-banking subsidiaries		448,588	866,150	428,634
Interest income from banking subsidiaries		228	268	263
Interest income from non-banking subsidiaries		27,111	31,224	38,968
Other income		51,953	74,215	125,324

Total income		1,009,404	1,513,381	1,485,499

Expenses
Interest expense		(179,330)	(187,882)	(206,815)
Other expense		(74,733)	(89,145)	(147,589)

Total expenses		(254,063)	(277,027)	(354,404)

Profit before income tax expense		755,341	1,236,354	1,131,095

Income tax expense		614	1,471	1,922

Profit for the year	~~W~~	754,727	1,234,883	1,129,173

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

53.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2017		2018	2019
Cash flows from operating activities
Profit before income taxes	~~W~~	755,341	1,236,354	1,131,095
Non-cash items included in profit before tax		(774,385)	(1,251,379)	(1,164,022)
Changes in operating assets and liabilities		(66,339)	(1,671,189)	1,475,702
Net interest paid		(149,642)	(153,926)	(154,765)
Dividend received from subsidiaries		930,112	1,407,674	1,320,944
Income tax refunds (paid)		100	—	(194)

Net cash provided by (used in) operating activities		695,187	(432,466)	2,608,760

Cash flows from investing activities
Net loan origination to non-banking subsidiaries		(300,000)	(412,630)	(575,936)
Acquisition of subsidiary		(30,000)	(42,273)	(2,977,196)
Other, net		(715)	(231,281)	(660)

Net cash used in investing activities		(330,715)	(686,184)	(3,553,792)

Cash flows from financing activities
Issuance of convertible preferred shares		—	—	747,791
Issuance of hybrid bonds		224,466	1,107,838	199,476
Redemption of hybrid bonds		(300,000)	—	—
Net changes in borrowings		—	120,000	(125,000)
Issuance of debt securities issued		1,497,588	2,396,138	3,194,764
Repayments of debt securities issued		(1,080,000)	(1,590,000)	(1,844,000)
Dividend paid		(706,565)	(714,705)	(830,772)
Acquisition of treasury stock		—	(151,993)	(444,077)
Redemption of lease liabilities		—	—	(1,614)

Net cash provided by (used in) financing activities		(364,511)	1,167,278	896,568

Net increase (decrease) in cash and cash equivalents		(39)	48,628	(48,464)

Cash and cash equivalents at beginning of year		39	—	48,628

Cash and cash equivalents at end of year	~~W~~	—	48,628	164