Form 20-F
period 2020-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2021-04-28
CIK 1263043

As filed with the Securities and Exchange Commission on April 28, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Park Cheolwoo, +822 6360 3129 (T), cheol.park@shinhan.com, +822 6360 3098 (F), 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common stock, par value Won 5,000 per share	SHG	New York Stock Exchange*
American depositary shares	SHG	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of Shinhan Financial Group’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 515,894,758 shares of common stock, par value of Won 5,000 per share.

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

In this annual report, unless otherwise indicated, all references to “Korean Won”, “Won” or “ ~~W~~ ” are to the currency of the Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1,086.1 to US$1.00, which was the noon buying rate in the City of New York on December 31, 2020 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 16, 2021, the Noon Buying Rate was ~~W~~1,114.9 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

The selected consolidated income statement and balance sheet data set forth below for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2016, 2017, 2018 and 2019 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp. Our consolidated financial statements as of and for the year ended December 31, 2020 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers.

Beginning on January 1, 2019, we have adopted IFRS 16, ‘Leases’. On January 1, 2019, the date of initial application, right-of-use assets were measured by taking an amount equal to the lease liability and adjusting by the amount of prepaid or unpaid lease payments in relation to leases recognized in the consolidated statement of financial position, and therefore we did not recognize any cumulative effect of initial application. As restatement of prior periods is not required, comparative financial information for prior periods, which have been prepared applying IAS 17, has not been restated. Accordingly, certain of our historical financial information as of and for the years ended December 31, 2017 and 2018 is not directly comparable against that of our financial information after January 1, 2019. For further information regarding the adoption of IFRS 16, see “Item 5.A. Operating Results — Critical Accounting Policies — Recently Adopted Standards and Interpretations — IFRS 16, ‘Leases.’” Beginning on January 1, 2018, we have adopted IFRS 9, ‘Financial Instruments’, and IFRS 15, ‘Revenue from Contracts with Customers’. In accordance with the guidance in IFRS 9 and IFRS 15, an entity that adopts the classification and measurement requirements of these standards need not restate prior periods. As the restatement of prior periods is not required, certain of our historical financial information as of and for the years ended December 31, 2016 and 2017 is not directly comparable against that of our financial information after January 1, 2018. For further information regarding the adoption of IFRS 9 and IFRS 15, see “Item 5.A. Operating Results — Critical Accounting Policies.” For further details regarding these changes and the transition effects of the adoption of these new standards, see Note 49 of the notes to our consolidated financial statements included in this annual report.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements.” Historical results are not necessarily indicative of future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2016		2017		2018		2019		2020		2020(1)
	(In billions of Won and millions of US$, except per common share data)
Interest income	~~W~~	11,236	~~W~~	11,799	~~W~~	13,572	~~W~~	15,707	~~W~~	14,774	$13,603
Interest expense		(4,031)		(3,956)		(4,992)		(5,969)		(4,891)	(4,504)

Net interest income		7,205		7,843		8,580		9,738		9,883	9,099
Fees and commission income		3,804		4,045		3,295		3,557		3,814	3,512
Fees and commission expense		(2,238)		(2,334)		(1,356)		(1,416)		(1,431)	(1,318)

Net fees and commission income		1,566		1,711		1,939		2,141		2,383	2,194
Net insurance expenses		(419)		(460)		(472)		(497)		(604)	(556)
Dividend income		282		257		88		82		98	90
Net gain on financial instruments at fair value through profit or loss		—		—		420		1,385		273	251
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)		—		—		75		(247)		(136)	(125)
Net trading income		370		963		—		—		—	—
Net gain (loss) on financial instruments designated at fair value through profit or loss (IFRS 9)		—		—		(27)		(846)		198	183
Net loss on financial instruments designated at fair value through profit or loss (IAS 39)		(502)		(1,060)		—		—		—	—
Net foreign currency transaction gain		462		364		194		441		527	485
Net gain on disposal of financial asset at fair value through other comprehensive income		—		—		21		152		274	252
Net gain on disposal of available-for-sale financial assets		648		499		—		—		—	—
Provision for credit loss allowance		—		—		(748)		(981)		(1,382)	(1,273)
Impairment loss on financial assets		(1,196)		(1,014)		—		—		—	—
General and administrative expenses		(4,509)		(4,811)		(4,742)		(5,135)		(5,213)	(4,799)
Net other operating expenses		(798)		(462)		(829)		(1,187)		(1,371)	(1,262)

Operating income		3,109		3,830		4,499		5,046		4,930	4,539
Equity method income		10		20		17		53		159	147
Other non-operating income (expense), net		52		(53)		(50)		(188)		(335)	(309)

Profit before income taxes		3,171		3,797		4,466		4,911		4,754	4,377
Income tax expense		(346)		(848)		(1,268)		(1,269)		(1,256)	(1,156)

Profit for the year	~~W~~	2,825	~~W~~	2,949	~~W~~	3,198	~~W~~	3,642	~~W~~	3,498	$3,221

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Net gain (loss) on financial asset at fair value through other comprehensive income	~~W~~	—	~~W~~	—	~~W~~	161	~~W~~	352	~~W~~	(87)	$(80)
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)		—		—		(54)		163		90	83
Loss on available-for-sale financial assets		(434)		(323)		—		—		—	—
Equity in other comprehensive income (loss) of associates		3		(23)		7		3		(3)	(3)
Foreign currency translation adjustments for foreign operations		12		(194)		20		106		(162)	(149)

	Year Ended December 31,
	2016		2017		2018		2019		2020		2020(1)
	(In billions of Won and millions of US$, except per common share data)
Net change in unrealized fair value of cash flow hedges		(1)		16		(20)		(19)		(14)	(13)
Other comprehensive income (loss) of separate account		(4)		(9)		9		11		4	4

		(424)		(533)		123		616		(172)	(158)

Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability		15		103		(93)		(55)		16	15
Equity in other comprehensive income of associates		—		1		—		—		—	—
Valuation gain on financial asset at fair value through other comprehensive income		—		—		23		19		7	6
Loss on disposal of financial asset at fair value through other comprehensive income		—		—		(3)		(6)		(28)	(26)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		—		—		2		(8)		3	3

		15		104		(71)		(50)		(2)	(2)

Total other comprehensive income (loss), net of income tax		(409)		(429)		52		566		(174)	(160)

Total comprehensive income for the year	~~W~~	2,416	~~W~~	2,520	~~W~~	3,250	~~W~~	4,208	~~W~~	3,324	$3,061

Profit for the year attributable to:
Equity holders of the Group	~~W~~	2,775	~~W~~	2,919	~~W~~	3,156	~~W~~	3,403	~~W~~	3,415	$3,144
Non-controlling interest		50		30		42		239		83	77
Total comprehensive income attributable to:
Equity holders of the Group		2,367		2,491		3,208		3,891		3,243	2,986
Non-controlling interest		49		29		42		317		81	75
Earnings per share:
Basic earnings per share in Won and US$(2)		5,736		6,118		6,579		7,000		6,654	6.13
Dilutive earnings per share in Won and US$(3)		5,736		6,118		6,579		7,000		6,654	6.13

Notes:

(1)

Won amounts are expressed in U.S. Dollar at the rate of ~~W~~1,086.1 to US$1.00, the Noon Buying Rate in effect on December 31, 2020 for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

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

Consolidated Balance Sheet Data

	As of December 31,
	2016		2017		2018		2019		2020		2020(1)
	(In billions of Won and millions of US$, except per common share data)
Assets
Cash and due from banks at amortized cost	~~W~~	—	~~W~~	—	~~W~~	17,349	~~W~~	28,424	~~W~~	33,411	$30,762
Cash and due from banks		19,181		22,669		—		—		—	—
Financial assets at fair value through profit or loss (IFRS 9)		—		—		43,535		53,163		59,091	54,407
Trading assets		26,696		28,464		—		—		—	—
Financial assets designated at fair value through profit or loss (IAS 39)		3,416		3,579		—		—		—	—
Derivative assets		3,003		3,400		1,794		2,829		5,634	5,187
Securities at fair value through other comprehensive income		—		—		38,314		59,381		58,316	53,693
Available-for-sale financial assets		37,663		42,117		—		—		—	—
Securities at amortized cost		—		—		28,478		45,582		47,283	43,534
Held-to-maturity financial assets		19,805		24,991		—		—		—	—
Loans at amortized cost		—		—		299,609		323,245		356,222	327,982
Loans		259,011		275,566		—		—		—	—
Property and equipment, net		3,146		3,022		3,004		4,083		3,990	3,673
Intangible assets		4,227		4,273		4,320		5,559		5,481	5,046
Investments in associates		354		631		671		1,453		2,658	2,447
Current tax receivable		13		25		45		88		52	48
Deferred tax assets		641		592		427		218		215	198
Investment property		353		418		475		489		615	566
Asset for defined benefit obligations		—		—		—		2		18	17
Other assets		18,167		16,552		21,572		27,879		32,194	29,644
Assets held for sale		4		8		8		25		54	50

Total assets	~~W~~	395,680	~~W~~	426,307	~~W~~	459,601	~~W~~	552,420	~~W~~	605,234	$557,254

Liabilities
Deposits	~~W~~	235,138	~~W~~	249,419	~~W~~	265,000	~~W~~	294,874	~~W~~	326,417	$300,540
Financial liabilities at fair value through profit or loss		—		—		1,420		1,632		1,437	1,323
Trading liabilities		1,977		1,848		—		—		—	—
Financial liabilities designated at fair value through profit or loss (IFRS 9)		—		—		8,536		9,409		8,456	7,785
Financial liabilities designated at fair value through profit or loss (IAS 39)		9,234		8,298		—		—		—	—
Derivative liabilities		3,528		3,488		2,440		2,303		5,017	4,619
Borrowings		25,294		27,587		29,819		34,863		41,594	38,297
Debt securities issued		44,327		51,341		63,228		75,363		75,134	69,178
Liability for defined benefit obligations		131		7		127		121		63	58
Provisions		729		429		508		557		805	741
Current tax payable		273		349		430		513		390	359
Deferred tax liabilities		11		10		22		452		580	534
Liabilities under insurance contracts		22,377		24,515		26,219		52,164		53,459	49,222
Other liabilities		20,916		25,312		25,200		38,238		45,525	41,917

Total liabilities	~~W~~	363,935	~~W~~	392,603	~~W~~	422,949	~~W~~	510,489	~~W~~	558,877	$514,573

	As of December 31,
	2016		2017		2018		2019		2020		2020(1)
	(In billions of Won and millions of US$, except per common share data)

Equity
Capital stock	~~W~~	2,645	~~W~~	2,645	~~W~~	2,645	~~W~~	2,732	~~W~~	2,970	$2,734
Hybrid bonds		498		424		1,532		1,731		2,180	2,007
Capital surplus		9,887		9,887		9,896		10,565		12,235	11,265
Capital adjustments		(458)		(398)		(553)		(1,117)		(688)	(633)
Accumulated other comprehensive loss		(102)		(530)		(753)		(258)		(404)	(372)
Retained earnings		18,640		20,792		22,959		25,526		27,777	25,574

Total equity attributable to equity holders of the Group		31,110		32,820		35,726		39,179		44,070	40,575
Non-controlling interests		635		884		926		2,752		2,287	2,106

Total equity	~~W~~	31,745	~~W~~	33,704	~~W~~	36,652	~~W~~	41,931	~~W~~	46,357	$42,681

Total liabilities and equity	~~W~~	395,680	~~W~~	426,307	~~W~~	459,601	~~W~~	552,420	~~W~~	605,234	$557,254

Note:

(1)

Won amounts are expressed in U.S. Dollar at the rate of ~~W~~1,086.1 to US$1.00, the Noon Buying Rate in effect on December 31, 2020 for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

Dividends

	Year Ended December 31,
	2016		2017		2018		2019		2020
	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	~~W~~	1,450	~~W~~	1,450	~~W~~	1,600	~~W~~	1,850	~~W~~	1,500
In U.S. Dollars(1)		$1.20		$1.36		$1.44		$1.60		$1.38
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	N/A	~~W~~	N/A	~~W~~	N/A	~~W~~	1,850	~~W~~	1,716
In U.S. Dollars(1)	$	N/A	$	N/A	$	N/A		$1.60		$1.58

N/A = not available

Note:

(1)

Won amounts for 2016, 2017, 2018, 2019 and 2020 are expressed in U.S. Dollar at the rate of ~~W~~1,203.7, ~~W~~1,067.4, ~~W~~1,112.9, ~~W~~1,155.5 and ~~W~~1,086.1, respectively, to US$1.00, the Noon Buying Rate in effect on December 31, 2016, 2017, 2018, 2019 and 2020, respectively, for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

Selected Statistical Information

Profitability Ratios and Other Data

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	0.73%	0.72%	0.72%	0.69%	0.60%
Average total Group stockholders’ equity(1)	8.97	8.94	9.23	9.02	7.95
Dividend payout ratio(2)	25.62	23.92	24.81	25.97	25.42
Net interest spread(3)	1.83	1.94	1.91	1.77	1.71
Net interest margin(4)	2.06	2.13	2.14	2.07	1.92
Efficiency ratio(5)	88.73	89.04	85.36	87.11	89.33
Cost-to-income ratio(6)	51.34	52.39	47.51	46.13	45.20
Cost-to-average assets ratio(1)(7)	6.45	7.48	5.84	6.30	6.88
Equity to average asset ratio(1)(8)	8.14	8.00	7.77	7.66	7.60

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
(5)

Represents the ratio of non-interest expense to the sum of net interest income and non-interest income. Efficiency ratio is used as a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2016		2017		2018		2019		2020
	(In billions of Won, except percentages)
Non-interest expense (A)	~~W~~	24,957	~~W~~	30,831	~~W~~	26,042	~~W~~	33,203	~~W~~	39,788

Divided by
The sum of net interest income and non-interest income (B)		28,127		34,627		30,508		38,114		44,542
Net interest income		7,205		7,843		8,580		9,738		9,883
Non-interest income		20,922		26,784		21,928		28,376		34,659
Efficiency ratio ((A) as a percentage of (B))		88.73%		89.04%		85.36%		87.11%		89.33%

(6)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(7)	Represents the ratio of non-interest expense to average total assets.
(8)	Represents the ratio of average stockholders’ equity to average total assets.

Asset Quality Ratios

	As of December 31,
	2016		2017		2018		2019		2020
	(In billions of Won, except percentages)
Total gross loans	~~W~~	261,004	~~W~~	277,489	~~W~~	303,070	~~W~~	327,578	~~W~~	360,804
Total allowance for credit losses on loans	~~W~~	2,361	~~W~~	2,311	~~W~~	2,725	~~W~~	2,685	~~W~~	3,061
Allowance for credit losses on loans as a percentage of total loans		0.90%		0.83%		0.90%		0.82%		0.85%
Impaired loans(1)	~~W~~	1,804	~~W~~	1,793	~~W~~	1,697	~~W~~	1,878	~~W~~	2,011
Impaired loans as a percentage of total loans		0.69%		0.65%		0.56%		0.57%		0.56%
Allowance as a percentage of impaired loans		130.88%		128.89%		160.58%		142.97%		152.21%
Total non-performing loans(2)	~~W~~	1,174	~~W~~	1,075	~~W~~	1,090	~~W~~	1,325	~~W~~	1,689
Non-performing loans as a percentage of total loans		0.45%		0.39%		0.36%		0.40%		0.47%
Allowance as a percentage of total assets		0.60%		0.54%		0.59%		0.49%		0.51%

Notes:

(1)

Impaired loans include (i) loans for which the borrower has defaulted under Basel standards applicable during the relevant period and (ii) loans that qualify as “troubled debt restructurings” applicable during the relevant period.

(2)	Non-performing loans are defined as loans, whether corporate or retail, that are past due more than 90 days.

Capital Ratios

	As of December 31,
	2016	2017	2018	2019	2020
	(Percentages)
Group BIS ratio(1)	15.00%	14.78%	14.87%	13.90%	15.74%
Total capital adequacy ratio of Shinhan Bank	15.70	15.59	16.03	15.91	18.47
Adjusted equity capital ratio of Shinhan Card(2)	26.23	24.52	21.69	20.08	19.91
Solvency ratio for Shinhan Life Insurance(3)	178.28	175.41	238.67	227.86	249.50
Solvency ratio for Orange Life Insurance(3)	319.20	455.32	425.03	393.91	395.44

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

	As of December 31,
	2018		2019		2020
	(In millions of Won, except percentages)
Risk-weighted assets	~~W~~	228,678,105	~~W~~	256,891,664	~~W~~	252,321,426
Total risk-adjusted capital	~~W~~	33,993,061	~~W~~	35,714,570	~~W~~	39,709,077
Tier I capital	~~W~~	30,677,876	~~W~~	31,699,830	~~W~~	36,267,236
Tier I common equity capital	~~W~~	28,696,267	~~W~~	28,561,568	~~W~~	32,461,864
Capital adequacy ratio (%)		14.87%		13.90%		15.74%
Tier I capital adequacy ratio (%)		13.42%		12.34%		14.37%
Common equity capital adequacy ratio (%)		12.55%		11.12%		12.87%

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2016	1,203.7	1,160.5	1,242.6	1,090.3
2017	1,067.4	1,141.6	1,207.2	1,067.4
2018	1,112.9	1,099.3	1,141.7	1,054.6
2019	1,155.5	1,165.8	1,220.7	1,111.8
2020	1,086.1	1,180.6	1,267.3	1,081.9
October	1,134.0	1,143.8	1,166.1	1,127.8
November	1,105.8	1,116.1	1,137.4	1,105.3
December	1,086.1	1,093.8	1,107.3	1,081.9
2021 (through April 16)	1,114.9	1,115.9	1,140.6	1,081.6
January	1,118.4	1,098.2	1,118.4	1,081.6
February	1,123.4	1,111.8	1,123.7	1,099.6
March	1,126.7	1,130.3	1,140.6	1,118.6
April (through April 16)	1,114.9	1,121.2	1,131.6	1,114.9

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

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. Dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. Dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. Dollars are based on the Noon Buying Rate in effect on December 31, 2020, which was ~~W~~1,086.1 to US$1.00. On April 16, 2021, the Noon Buying Rate in effect was ~~W~~1,114.9 to US$1.00.

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

Summary

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

•	Risks Relating to Our Overall Business

•

The extent to which the recent coronavirus (COVID-19) pandemic impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and difficult to predict.

•	Difficult conditions and turbulence in the Korean and global economy and financial markets may adversely affect our business, asset quality, capital adequacy and earnings.

•	Competition in the Korean financial services industry is intense, and may further intensify.

•	We and our subsidiaries need to maintain our capital ratios above minimum required levels, and the failure to so maintain could result in the suspension of some or all of our operations.

•	Liquidity, funding management and credit ratings are critical to our ongoing performance.

•

Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.

•	Reforms of London Interbank Offered Rate and other interest rate benchmarks could adversely affect our business, financial condition and results of operations.

•	We may incur losses associated with our counterparty exposures.

•	Risks Relating to Our Banking Business

•	We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.

•	A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.

•	Guarantees received in connection with our real estate financing may not provide sufficient coverage.

•

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

•	The asset quality of our retail loan portfolio may deteriorate.

•	Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

•	Risks Relating to Our Credit Card Business

•	Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

•	Risks Relating to Our Other Businesses

•	We may experience significant losses from our investments and, to a lesser extent, trading activities due to market fluctuations.

•	We may generate losses from our brokerage and other commission- and fee-based business.

•

Prolonged periods of declining or low interest rates may reduce or turn negative our investment margin on savings insurance products and result in an increase in the valuation of our liabilities associated with these products.

•	We may fail to realize the anticipated benefits of and encounter significant risks in connection with mergers and acquisitions.

•

We may suffer losses or record provisions for credit loss allowance for expected losses in connection with financial products sold by us or our subsidiaries, including Shinhan Investment and Shinhan Bank, which may have a negative impact on us, including our reputation.

•	Other Risks Relating to Us as the Holding Company

•	Our ability to continue to pay dividends and service debt will depend on the level of profits and cash flows of our subsidiaries.

•	Damage to our reputation could harm our business.

•	Our risk management policies and procedures may not be fully effective at all times.

•	We may experience disruptions, delays and other difficulties relating to our information technology systems.

•	Our activities are subject to cyber security risk.

•	Our customers may become victims to “voice phishing” or other financial scams, for which we may be required to make monetary compensation and suffer damage to our business and reputation.

•	Legal claims and regulatory risks arise in the conduct of our business.

•	Risks Relating to Law, Regulation and Government Policy

•	We are a heavily regulated entity and operate in a legal and regulatory environment that is subject to change, and violations could result in penalties and other regulatory actions.

•	The Government may encourage targeted lending to certain sectors in furtherance of policy objectives, and we may take this factor into account.

•

The Government may also encourage investments in certain institutions in furtherance of policy objectives, and we may not recoup our investments therein in a timely or otherwise commercially reasonable manner.

•	The level and scope of government oversight of our retail lending business, particularly regarding mortgage and home equity loans, may change depending on the economic or political climate.

•	We engage in limited settlement transactions involving Iran which may subject us to legal or reputational risks.

•

The implementation of IFRS 9 with effect from January 1, 2018 renders certain of our historical financial information as of and for the years ended December 31, 2015, 2016 and 2017 not directly comparable with that of our financial information after January 1, 2018.

•

The implementation of IFRS 9 has caused us to increase our allowance for impairment losses to cover expected credit loss on our loan portfolio and other financial instruments and may increase volatility in our profit or loss.

•	Risks Relating to Korea

•	Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on our asset quality, liquidity and financial performance.

•	Tensions with North Korea could have an adverse effect on us, the price of our common shares and our American depositary shares.

•	Risks Relating to Our American Depositary Shares

•	There are restrictions on withdrawal and deposit of common shares under the depositary facility.

•	Ownership of our shares is restricted under Korean law.

•	Holders of our ADSs will not have preemptive rights in certain circumstances.

•	Holders of our ADSs will not be able to exercise dissent and appraisal rights unless they have withdrawn the underlying shares of our common stock and become our direct stockholders.

•	The market value of your investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

•	Your dividend payments and the amount you may realize upon a sale of your ADSs will be affected by fluctuations in the exchange rate between the U.S. Dollar and the Won.

•	If the Government deems that certain emergency circumstances are likely to occur, it may restrict the depositary bank from converting and remitting dividends in Dollars.

•	Other Risks

•	We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

•	You may not be able to enforce a judgment of a foreign court against us.

•	We may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.

Risks Relating to Our Overall Business

The extent to which the recent coronavirus (COVID-19) pandemic impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and difficult to predict.

The rapid and diffuse spread of the recent coronavirus (COVID-19) and global health concerns relating to this outbreak, which was declared a “pandemic” by the World Health Organization in March 2020, have had severe negative impact on, among other things, financial markets, liquidity, economic conditions and trade and could continue to do so or could worsen for an unknown period of time, which could in turn have a material adverse impact on the our business, results of operations and financial condition, including liquidity, asset quality and growth. Risks associated with a prolonged outbreak of COVID-19 may include:

•	an increase in defaults on loan payments from our customers who may not be able to meet payment obligations, which may lead to an increase in delinquency;

•

decreases in interest rates worldwide (see “Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.” and “Risks Relating to Our Other Businesses — Prolonged periods of declining or low interest rates may reduce or turn negative our investment margin on savings insurance products and result in an increase in the valuation of our liabilities associated with these products.”);

•

depreciation of the Won against major foreign currencies, which may increase our costs in servicing foreign currency-denominated debt and result in foreign exchange losses (see “Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.”);

•	impairments in the fair value of our investments in companies that may be adversely affected by COVID-19;

•

disruption in the normal operations of our business resulting from the contraction of the disease by our employees or customers, which may necessitate its employees to be quarantined and/or its offices or branches to be temporarily shut down;

•

disruption resulting from the necessity for social distancing, including, for example, temporary arrangements for employees to work remotely or in two or more teams on alternating shifts, which may lead to a reduction in labor productivity; and

•	increased cyberattacks and financial crimes under the new working arrangements such as expanded telework for employees.

The extent to which the COVID-19 pandemic impacts our business, results of operations and financial condition will depend on future developments, including the timeliness and effectiveness of actions taken or not taken to contain and mitigate the effects of COVID-19 both in Korea and internationally by governments, central banks, healthcare providers, health system participants, other businesses and individuals, which are highly uncertain and difficult to predict. In particular, a number of governments and organizations have revised GDP growth forecasts for 2021 downward in response to the economic slowdown caused by the spread of COVID-19, and it is possible that the COVID-19 pandemic will cause a prolonged global economic crisis or recession. Even in countries that succeed in significantly reducing the number of the cases from the current outbreak, the level of economic activity may not fully recover in the short term or at all due to concerns of future waves of COVID-19, the distribution and effectiveness of vaccines or changes in lifestyle and business practices. Therefore, the Korean and global economy may remain volatile or continue to deteriorate. To the extent that the ongoing COVID-19 pandemic prolongs and adversely affects our business, results of operations and financial conditions, it may also have the effect of increasing the likelihood and magnitude of the other risks described in this annual report.

We are continuously assessing forward looking information to reasonably estimate the adverse impact of COVID-19 on our asset portfolio. We accumulated an additional ~~W~~394.4 billion (~~W~~184.7 billion during the second quarter of 2020, ~~W~~22.4 billion during the third quarter of 2020 and ~~W~~187.3 billion during the fourth quarter of 2020) in COVID-19-related provisions during 2020 by reflecting forward looking criteria amid the COVID-19 pandemic, based on discounted cash flow assessment and reclassification of loss allowance stages depending on the extent of credit risk for certain loan assets. It is difficult to estimate the amount, if any, of special provisions for credit losses that will be incurred going forward as a result of COVID-19, and accordingly there is no guarantee that any such special provisions for credit losses will not be significant during first half of 2021 and beyond, and accordingly, the impact of COVID-19, including any special provisions for credit losses due to COVID-19, may have a material adverse effect on our business, liquidity, financial condition and results of operations. See “Item 5.A. Operating Results — Results of Operations.”

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

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowance for credit losses on loans and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. For example, in 2011 and 2012, the continuing slump in the real estate market and the shipbuilding industry led to increased delinquency among our corporate borrowers, including some Korean commercial conglomerates knowns as “chaebols,” in such industries, and in certain cases, even insolvency, workouts, recovery proceedings and/or voluntary arrangements with creditors. During the same period, the sustained slump in the real estate market also led to increased delinquency among our retail borrowers, and in particular, borrowers with collective loans for pre-sale of newly constructed apartment units. Accordingly, Shinhan Bank’s delinquency ratio (based on delinquency of one or more months past due and after charge-offs and loan sales) increased from 0.48% as of December 31, 2010 to 0.60% as of December 31, 2011 and 0.61% as of December 31, 2012. Since 2013, primarily due to a modest rebound in the housing market and Shinhan Bank’s active efforts to reduce its exposure to such troubled industries and other at-risk borrowers through preemptive risk management policies and increased lending to borrowers with high-quality credit profiles as part of Shinhan Bank’s strategic initiative to improve its asset quality, Shinhan Bank’s delinquency ratio steadily decreased. Shinhan Bank’s delinquency ratio has remained stable during the past few years mainly due to Shinhan Bank’s efforts to increase asset quality for both its retail and corporate loans and reduce exposures in certain industries such as IT, manufacturing and construction. More recently, various Government-led financial support programs introduced in response to the COVID-19 pandemic, such as loan rescheduling and principal and interest payment deferral programs, have helped financial institutions, including Shinhan Bank, manage their asset quality at a stable level. Such financial support programs have been introduced since April 1, 2020 and are available to small- and medium-sized enterprises and “small office, home office” (“SOHO”) that meet certain criteria, such as that they have not been delinquent on their prior loans and are not subject to liquidation or bankruptcy proceedings. Such financial support programs are expected to continue through September 30, 2021. Accordingly, Shinhan Bank’s delinquency ratio was 0.39% as of December 31, 2013, 0.31% as of December 31, 2014, 0.33% as of December 31, 2015, 0.28% as of December 31, 2016, 0.23% as of December 31, 2017, 0.25% as of December 31, 2018, 0.26% as of December 31, 2019 and 0.24% as of December 31, 2020. There is no assurance, however, that Shinhan Bank will not experience further credit losses on loans from borrowers, particularly those in troubled industries, since the quality of loans to such borrowers may further deteriorate due to a continued slump in volatile industries amid sluggish economic situation or for other reasons. In addition, the coronavirus (COVID-19) outbreak is expected to have a direct impact on global and domestic consumption, most notably in the transportation, tourism, retail, lodging, catering, industrial production and construction industries particularly small- and medium-sized enterprises and retail customers may face significant difficulties in making timely interest and principal payments, which may lead to an increase in delinquency and adversely affect Shinhan Bank’s asset quality. Further, Government-led financial support programs or other countermeasures may not achieve their intended results and could also result in unintended consequences or otherwise adversely affect our business, financial condition and results of operations.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2020, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks, two Internet-only banks and branches and subsidiaries of 36 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Shinhan Bank’s net interest margin (on a separate basis) declined to 1.37% in 2020 from 1.54% in 2019 due to, at least partly, decreases in base interest rate by the Bank of Korea from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020 and may decline further if the base interest rate is decreased again during 2021. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Further, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Also, over the years, the Government has implemented regulations lowering certain merchant fees chargeable by credit card companies. In 2012, the Government adopted regulations mandating lower merchant fees chargeable to small- and medium-sized enterprises, and beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized enterprises went into effect. The Enforcement Decree of the Specialized Credit Finance Business Act was amended in July 2017 and January 2019 to further expand the range of small- and medium-sized enterprises subject to lower merchant fees, additional amendments to regulations requiring further downward adjustments to merchant fees may come into force in the future. Additional adjustments to merchant fees are expected during 2021, which may further reduce merchant fees for credit card companies, including Shinhan Card. For further details on the Government’s regulations on merchant fees chargeable by credit card companies, See “— Risks Relating to Our Credit Card Business — Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.” In addition, since the implementation of the Improper Solicitation and Graft Act in September 2016, revenue growth for corporate cards and service related industries such as dining, floral and entertainment have shown signs of decline, and additional regulations on loans reducing maximum interest rates chargeable from 24% to 20% is expected to come into effect in July 2021. These developments have put further downward pressure on the results of operations for credit card companies, including Shinhan Card. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea recently, including Hana Financial Group’s acquisition of Korea Exchange Bank in 2012 and the resulting merger of Hana Bank and Korea Exchange Bank in September 2015. In October 2014, the Government’s ownership interests in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group (now BNK Financial Group), respectively. In January 2019, Woori Financial Group was established pursuant to a comprehensive stock exchange under the Korean Commercial Code whereby holders of the common stock of Woori Bank and certain of its subsidiaries transferred all of their shares to Woori Financial Group (the new financial holding company) and in return received shares of Woori Financial Group. As a result, Woori Bank and certain of its former wholly-owned subsidiaries became direct and wholly-owned subsidiaries of Woori Financial Group. The Korea Deposit Insurance Corp., which as of December 31, 2020 owned 17.25% of the outstanding common stock of Woori Financial Group, is expected to sell all of such common stock in multiple transactions by 2022 in accordance with its plan that was approved by the Financial Services Commission in June 2019. In the securities brokerage sector, Mirae Asset acquired KDB Daewoo Securities in 2016, creating the largest brokerage company in Korea by assets, and on June 1, 2016, KB Financial Group completed its acquisition of Hyundai Securities and merged it with its existing brokerage unit, KB Investment & Securities Co, creating the fifth largest brokerage company in Korea by assets. In the asset management business sector, Woori Financial Group acquired two asset management companies, Tongyang Asset Management and ABL Global Asset Management (former Allianz Global Investors). In August 2021, KB Financial Group completed the acquisition of Prudential Life Insurance, the former Korean unit of Prudential Financial Inc. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses and closed on February 1, 2019. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance has become our wholly owned subsidiary as of such date. A merger between Shinhan Life Insurance and Orange Life Insurance is currently underway, with Shinhan Life Insurance to be the surviving entity upon completion of the merger which is subject to approval by the Financial Services Commission. On September 29, 2020, we acquired a 96.8% interest in Neoplux Co., Ltd. (“Neoplux”), a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code, and hence Neoplux has become our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment. In addition, on January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management Co., Ltd.

(“Shinhan BNP Paribas Asset Management”) and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since July 2015, the Financial Services Commission has provided, through the Korea Financial Telecommunications and Clearings Institute, the integrated automatic payment transfer management service, which allows account holders to search for, terminate or modify automatic payments they have set up with financial institutions participating in such service (currently including banks, securities companies and other financial institutions such as The Post Office, Korean Federation of Community Credit Cooperatives, National Credit Union Federation of Korea, Mutual Savings Bank and National Forestry Cooperative Federation). In addition, the Financial Services Commission began providing the integrated account management service from December 2016, which allows account holders to search for detailed information of their bank accounts opened in banks participating in such service, close small-sum inactive accounts (i.e., accounts with no transaction activity during the previous one year period and with a balance of less than ~~W~~500,000) and transfer the balance in such accounts to other accounts. Moreover, in December 2017, the Financial Services Commission introduced the “my account at a glance” system, which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on one page. The “my account at a glance” system became available on mobile channels in February 2016 and expanded its scope of services to include savings banks and securities companies. Since their introduction, the integrated automatic payment transfer management service, integrated account management service and “my account at a glance” system have gained widespread acceptance. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market. Moreover, since January 1, 2020, in calculating loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. This may further intensify competition for corporate loans and deposits among commercial banks and, as a result, Shinhan Bank may face difficulties in increasing or retaining its corporate loans and deposits, which in turn may result in an increase in its cost of funding.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. Also, widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to the competitive threat faced by existing credit card service providers, including our credit card subsidiary. In 2015, the Government announced its plans to allow Internet-only banks to operate in Korea. KT consortium’s K-Bank and Kakao consortium’s Kakao Bank commenced operations in April 2017 and July 2017, respectively, and Viva Republica consortium’s Toss Bank obtained preliminary business authorization from the Financial Services Commission on December 16, 2019 and filed with the Financial Services Commission the application for final business authorization on February 5, 2021. Internet-only banks may have advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

As part of the Government’s financial policies to promote innovative digital finance, 10 commercial banks, including Shinhan Bank, began offering a preliminary open banking service in October 2019. More local banks and fintech companies joined in December 2019, when the open banking service was fully and officially launched. Open banking service allows each fintech company and bank to provide banking services, such as checking balances and making withdrawals and transfers, with regards to customers’ accounts at other banks. Using open banking service, customers can easily access accounts, products and services across multiple banks, instead of being limited to the accounts, products and services available at the particular bank that they deal with. In addition, on January 9, 2020, the Korean National Assembly passed amendments to three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information). These amendments introduced the MyData service, allowing and requiring (upon the customer’s request and subject to compliance requirements) financial institutions that have been approved by the Financial Service Commission as a MyData service provider access and sharing of customers’ personal information, credit information and transaction data. On January 27, 2021, Shinhan Bank and Shinhan Card each obtained a license from the Financial Services Commission as a MyData service provider and are planning to provide advanced wealth management and various financial services. If and when fintech companies receive authorization as MyData service providers, we expect competition for customers among banks and fintech firms such as Kakao Pay, Toss and Bank Salad to intensify.

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

In December 2010, the Basel Committee issued final rules in respect of (i) a global regulatory framework for more resilient banks and banking systems and (ii) an international framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as “Basel III.” Under Basel III, Tier I capital is defined to include common equity Tier I and additional Tier I capital. Common equity Tier I capital is a new category of capital primarily consisting of common stock, capital surplus, retained earnings and other comprehensive income (progressively phased into the capital ratio calculation over several years). The new minimum capital requirements, including the minimum common equity Tier I requirement of 4.5% and additional mandatory capital conservation buffer requirement of 2.5%, have been fully implemented as of January 1, 2019. Additional discretionary countercyclical capital buffer requirements are also expected to be phased in, which will range at the discretion of national regulators between 0% and 2.5% of risk-weighted assets. Basel III also introduces a minimum leverage ratio requirement. On December 7, 2017, the Basel Committee finalized several key methodologies for measuring risk-weighted assets. The revisions include a standardized approach for credit risk, a standardized approach for operational risk, revisions to the credit valuation adjustment (CVA) risk framework and constraints on the use of internal models. The Basel Committee had also previously finalized a revised standardized model for counterparty credit risk, revisions to the securitization framework and its fundamental review of the trading book, which updates both modeled and standardized approaches for market risk measurement. The revisions also include an output floor set at 72.5% of total risk-weighted assets based on the revised standardized approaches to limit the extent to which banks can reduce risk-weighted asset levels through the use of internal models. In order to provide additional operational capacity for banks and supervisors to respond to the impact of COVID-19 on the global banking system, the Basel Committee has announced deferral of the implementation date of the final Basel III standards by one year, to January 2023, including the revised standardized approach for credit and operational risk, revised CVA framework, and revised market risk framework. The 72.5% output floor is subject to a six-year phase-in period, beginning at 60% in January 2020 and increasing to 72.5% by January 2028. Upon implementation, banks in jurisdictions that permit reference to external credit ratings will be able to take into account external credit ratings in determining the risk weights for certain exposure classes, and different mortgage risk weights will apply depending on the loan-to-value ratio of the mortgage. In addition, the 2017 reforms remove the option to use internal ratings-based approaches for measurement of equity exposures, thus requiring use of the standardized approach. Banks will also need to reflect internal loss data in evaluating operational risk and comply with the principles for sound management of operational risk. According to the decision of the Korean financial authorities, we have introduced and applied the credit risk division of Basel III from September 2020 and plan to introduce both market risk and operation risk in January 2023.

In order to implement the capital requirements under Basel III in Korea, the Regulation on the Supervision of the Banking Business was amended, effective December 1, 2013. Under the amended Regulation on the Supervision of the Banking Business, effective from January 1, 2015, commercial banks in Korea are required to maintain a minimum common equity Tier I ratio of 4.5%, a minimum Tier I capital ratio of 6.0% and a minimum total capital (BIS) ratio of 8.0%. The Regulation on the Supervision of the Banking Business was further amended on December 26, 2014, to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019. In April 2020, in response to the COVID-19 pandemic, the Financial Supervisory Service temporarily lowered the liquidity coverage ratio requirement from 100% to 85%. This temporary lower ratio requirement will apply through September 2021. Capital conservation buffer requirements have also been phased in from January 1, 2016 in increments of 0.625% annually, to the effect that commercial banks in Korea are required to maintain a capital conservation buffer of 2.5% as of January 1, 2019. If a commercial bank fails to maintain such capital conservation buffer requirements, such bank will be subject to certain restrictions relating to its use of income, such as distributing dividends and purchasing treasury stock. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group and Shinhan Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, from 2016 through 2021. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%, and the Financial Supervisory Service has maintained the countercyclical capital buffer requirement at 0% for the first quarter of 2021.

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

For example, Basel III includes an international framework for liquidity risk measurement, standards and monitoring, as noted above, including a new minimum liquidity standard, known as the liquidity coverage ratio, which is designed to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and speedily converted into cash in the private marketplace to survive a significant stress scenario lasting 30 calendar days. The liquidity coverage ratio is computed as (a) the value of a banking organization’s HQLA, divided by (b) its total expected net cash outflows over the next 30 calendar days under stress scenarios. The minimum liquidity coverage ratio is 100%. In January 2013, the Basel Committee released a revised formulation of the liquidity coverage ratio, one of two quantitative liquidity measures approved in December 2010 as part of Basel III. The Basel Committee extended the timetable for full phase-in of the liquidity coverage ratio to the effect that the minimum liquidity coverage ratio was set at 60% as of January 1, 2015 and thereafter was increased in annual increments of 10% so that the minimum liquidity coverage ratio reached 100% as of January 1, 2019. In December 2014, the Financial Services Commission promulgated regulations to implement the liquidity requirements of Basel III, including raising the minimum liquidity coverage ratio to 80% as of January 1, 2015 and thereafter by annual increments of 5% so that the minimum liquidity coverage ratio for commercial banks in Korea is 100% since January 1, 2019. In April 2020, in response to the COVID-19 pandemic, the Financial Supervisory Service temporarily lowered the liquidity coverage ratio requirement from 100% to 85%. This temporary lower ratio requirement will apply through September 2021.

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

Of particular importance is the change in the base and market interest rates. Since 2009, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015, 1.50% in June 2015, and further reduced such rate to the historic low of 1.25% in June 2016. In November 2017, the Bank of Korea raised the base interest rate to 1.50%, marking the first time it increased the base interest rate since 2011, and further raised such rate to 1.75% in November 2018. The Bank of Korea reduced the base interest rate from 1.75% to 1.50% in July 2019, from 1.50% to 1.25% in October 2019, from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020. Interest rate movements, in terms of magnitude and timing as well as their relative impact on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) increase at a slower pace or by a thinner margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average repricing frequency of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, a decrease in the base interest rates tends to decrease our net interest margin while an increase in the base interest rates tends to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our financial condition and results of operations, could suffer significantly.

We cannot assure you when and to what extent the Bank of Korea will in the future adjust the base interest rate, to which the market interest rate correlates. A decision to adjust the base interest rate is subject to many policy considerations as well as market factors, including the general economic cycle, inflationary levels, interest rates in other economies and foreign currency exchange rates, among others. In general, a decrease in interest rates adversely affects our interest income due to the different maturity structure for our assets and liabilities as discussed above. In contrast, if there were to be a significant or sustained increase in interest rates, all else being equal, such movement would lead to a decline in the value of traded debt securities and could also raise our funding costs, while reducing loan demand, especially among retail customers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches in our asset liability management and to maintain our profitability. In addition, rising interest rates may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to deterioration of asset quality for our credit portfolio. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rates will increase the funding costs of our borrowers and may adversely affect their ability to make payments on their outstanding loans. See “The extent to which the recent coronavirus (COVID-19) outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.” and “Item 5.A. Operating Results — Interest Rates.”

Reforms of London Interbank Offered Rate and other interest rate benchmarks could adversely affect our business, financial condition and results of operations.

Many of our products and services refer to benchmark interest rates such as the London Interbank Offered Rate (“LIBOR”) in many currencies, including the U.S. Dollar. We also utilize such benchmark interest rates for our own evaluation of financial instruments and various other internal management purposes. LIBOR for different periods and currencies is determined and announced on a daily basis by the ICE Benchmark Administration, the administrator of LIBOR, based on rate submissions provided by groups of panel banks for the relevant currencies. In July 2017, the U.K. Financial Conduct Authority (the “FCA”), which has regulatory authority with respect to LIBOR, announced that it does not intend to continue to encourage, or use its power to compel, panel banks to provide rate submissions for the determination of LIBOR beyond the end of 2021. On March 5, 2021, the FCA formally announced the dates of the future cessation or loss of representativeness of all 35 LIBOR settings currently published by the ICE Benchmark Administration. According to the announcements, the ICE Benchmark Administration will cease publication of certain LIBOR settings in their current form immediately following the publication on December 31, 2021, including 1-week and 2-month U.S. Dollar LIBOR. The ICE Benchmark Administration will cease publication of overnight, 1-month, 3-month, 6-month and 12-month U.S. Dollar LIBOR in their current form immediately following the publication on June 30, 2023. Accordingly, there are considerable uncertainties regarding the publication of LIBOR after the calendar year 2021.

In anticipation of the discontinuation of the publication of LIBOR at the end of the calendar year 2021, we have been taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to an alternative interest rate, including launching a task force within Shinhan Bank in March 2020 as well as developing a governance framework across multiple departments and subsidiaries to allow for flexibility, autonomy and efficiency across the Group in addressing these issues. However, such transition is complex and uncertain in many respects and may have various adverse impacts on our business, financial position and operating results. In particular, such transition may, among other things:

•

adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;

•

require negotiations with our counterparties to modify contracts to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with an alternative interest rate;

•

result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative interest rate adopted in connection with the reform of LIBOR and other interest rates and the transition to alternative interest rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;

•	require us to respond to regulatory authorities in connection with the reform of LIBOR and other interest rates and the transition to an alternative interest rate;

•

require us to develop risk management and other operational systems and processes (including information technology systems) necessary to effectively deal with the reform of LIBOR and other interest rates and the transition to an alternative interest rate, which may prove challenging or impossible, or incur significant investment and other costs in connection with such reform and transition; or

•	result in accounting or other issues, such as by causing hedging accounting items to be derecognized.

There can be no assurance that a change in the benchmark interest rate and related valuation methods will not have a material adverse effect on our business, results of operations and financial condition.

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

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Shinhan Bank’s loans (before allowance for credit losses on loans and deferred loan origination costs and fees) to such enterprises amounted to ~~W~~84,972 billion as of December 31, 2018, ~~W~~91,162 billion as of December 31, 2019 and ~~W~~108,016 billion as of December 31, 2020, representing 28.0%, 27.8% and 29.9%, respectively, of our total loan portfolio as of such dates.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through conservative lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2018, 2019 and 2020, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~299 billion, ~~W~~346 billion and ~~W~~372 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.35%, 0.38% and 0.34%, respectively. If the ongoing difficulties in the Korean or global economy were to continue or aggravate, the delinquency ratio for our loans to small- and medium-sized enterprises may rise.

Of particular concern is our exposure to enterprises in the real estate and leasing and construction industries. As of December 31, 2020, Shinhan Bank had outstanding loans (before allowance for credit losses on loans and deferred loan origination costs and fees) to enterprises in the real estate and leasing and construction industries (many of which are small- and medium-sized enterprises) of ~~W~~34,068 billion and ~~W~~3,169 billion, respectively, representing 11.4% and 1.1%, respectively, of its total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which have yet to stage a meaningful turnaround.

The enterprises in the real estate development and construction industries in Korea, which are heavily concentrated in the housing market, have recently seen modest growth backed by the housing market which has remained strong over the recent few years. However, the Government’s policy measures to stabilize the real estate market, oversupply of residential property, ongoing economic sluggishness in Korea and globally and demographic changes in the Korean population may result in difficulties to the housing market in general as well as these enterprises. We also have limited exposure to real estate project financing, particularly by construction companies that have built residential units in provinces outside the metropolitan Seoul area, which had experienced a relatively low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a key source for liquidity and cash flow.

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

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2020, the secured portion were collateralized or guaranteed of Shinhan Bank’s loans amounted to ~~W~~160,001 billion, representing 53.3% of its total loans. No assurance can be given that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 45% to 82% of the appraised value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government, and to periodically re-appraise such collateral. In order to mitigate our loss in the event of a decrease in the value of collateral, we have made effort to increase the proportion of installment principal repayment-based loans and manage the loan-to-value ratio of loans. As of December 31, 2020, installment principal repayment-based housing loans accounted for 51.2% of the housing loans extended by Shinhan Bank, and the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 45.6%. Despite these efforts however, if the real estate market in Korea experiences a downturn, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take 7 to 12 months from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. No assurance can be given that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated largely in the construction of residential complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. Shinhan Bank has actively managed and reduced its real estate project financing-related exposure, particularly during sustained downturns in the Korean real estate market. As of December 31, 2020, the total outstanding amount of Shinhan Bank’s real estate project financing-related exposure was ~~W~~4.7 trillion. However, if defaults were to significantly increase under our existing loans to real estate development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, this may have an adverse effect on our business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of Shinhan Bank’s 10 largest corporate exposures as of December 31, 2020, three were companies for which Shinhan Bank was a main creditor bank. All of the 10 companies are or were members of the main debtor groups as identified by the Governor of the Financial Supervisory Service, which are mostly comprised of the largest Korean commercial conglomerates known as “chaebols.” As of such date, the total amount of Shinhan Bank’s exposures to the 10 companies was ~~W~~20,866 billion, or 10.3%, of its total exposures. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group amounted to ~~W~~4,247 billion, or 2.1%, of its total exposures. Largely due to the continued stagnation in the shipbuilding industry, current and former member companies of the STX Group, one of the leading conglomerates in Korea, entered into voluntary arrangements in 2013 with their creditors (including Shinhan Bank) to improve their credit situation, and STX Offshore & Shipbuilding and STX Heavy Industries, two of the STX Group’s member companies, recently filed for court receivership in May 2016 and July 2016, respectively. Due to stagnation in the construction industry, Keangnam Enterprises Co., Ltd., a large construction company in Korea, also entered into workout proceedings in 2013 and subsequently filed for recovery proceedings in March 2015. Dongbu Steel Co., Ltd. and Sambu Construction Co., Ltd. also experienced significant hardship and entered into workout or recovery proceedings in 2015. Additionally, in October 2015, creditors of Daewoo Shipbuilding & Marine Engineering Co., Ltd., led by Korea Development Bank, announced a restructuring plan that included cash injection and additional loans totaling ~~W~~4.2 trillion and extensive streamlining measures, and in November 2016, Korea Development Bank agreed to swap ~~W~~1.8 trillion of debt to equity and the Export-Import Bank of Korea agreed to issue ~~W~~1 trillion of perpetual bonds. Amid continued deterioration of Daewoo Shipbuilding & Marine Engineering Co., Ltd.’s financial conditions, in March 2017, Korea Development Bank and the Export-Import Bank of Korea further agreed to provide an additional ~~W~~2.9 trillion in loans and swap ~~W~~1.6 trillion of debt to equity, provided that other creditors and bondholders agree to certain debt-to-equity swaps and extension of maturities. In January 2016, Hanjin Heavy Industries & Construction Co., Ltd. entered into voluntary restructuring agreements with its creditors due to liquidity shortage in the wake of prolonged industry slowdown. Partly as a result of its active past efforts to reduce exposure to the shipbuilding and construction sectors, Shinhan Bank currently has limited exposure to the aforementioned troubled companies. However, if the credit quality of Shinhan Bank’s exposure to large corporations, including those in the main debtor groups, declines, Shinhan Bank may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect its financial condition, results of operations and capital adequacy. No assurance can be given that the allowances it has established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

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

In recent years, consumer debt, including lending to households and small unincorporated businesses, has continued to increase in Korea. Shinhan Bank’s portfolio of retail loans is comprised of two principal product types, namely secured retail loans (which are primarily comprised of mortgage and home equity loans secured by real estate) and general purpose loans (which are unsecured loans and tend to carry a higher credit risk). As of December 31, 2020, Shinhan Bank’s retail loan portfolio (before allowance for credit losses on loans and deferred loan origination costs and fees and excluding credit card loans) ~~W~~134,280 billion, representing 44.8% of its total loans outstanding. As of December 31, 2018, 2019 and 2020, Shinhan Bank’s non-performing retail loans (excluding credit card loans) were ~~W~~238 billion, ~~W~~271 billion and ~~W~~278 billion, respectively, representing non-performing loan ratios (net of charge-offs and loan sales) of 0.21%, 0.22% and 0.21%, respectively.

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

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the notes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2020, Shinhan Bank had aggregate guarantees and acceptances of ~~W~~15,153 billion, for which we provided allowances for losses of ~~W~~79.6 billion. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

As of December 31, 2018, 2019 and 2020, Shinhan Card’s interest-earning credit card assets amounted to ~~W~~28,311 billion, ~~W~~30,597 billion and ~~W~~32,812 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

Significantly lower or negative investment margins may cause us to accelerate amortization, thereby reducing net income in the affected reporting period and potentially negatively affecting our credit instrument covenants or rating agency assessment of our financial condition. In addition, under IFRS 17, which is expected to become effective beginning 2023, insurance contract liabilities will be calculated in terms of market value (as the present value of future insurance cash flows with a provision for risk) instead of book value. As the discount rate will reflect current interest rates rather than book yields, we may have a significantly higher debt balance under IFRS 17 due to higher insurance liabilities, thereby resulting in a decrease in our risk-based capital. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Overall Business — The extent to which the recent coronavirus (COVID-19) outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.”

We may fail to realize the anticipated benefits of and encounter significant risks in connection with mergers and acquisitions.

We continue to seek and evaluate opportunities for diversification and growth of our business, including through strategic acquisitions, and have experienced substantial growth through several mergers and acquisitions. Most notably, our acquisition of Chohung Bank in 2003 has enabled us to have the second largest banking operations in Korea. In addition, our acquisition in March 2007 of LG Card, the then largest credit card company in Korea, has enabled us to have the largest credit card operations in Korea and significantly expand our non-banking business capacity so as to achieve a balanced business portfolio. In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses and closed on February 1, 2019. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance has become our wholly owned subsidiary as of such date. On October 31, 2018, we agreed to acquire Asia Trust Co., Ltd. in order to expand our real estate business capacity and have also acquired certain small-sized overseas financial service companies and asset management companies. On September 29, 2020, we acquired a 96.8% interest in Neoplux, a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code, and hence Neoplux has become our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment. In addition, on January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. We expect to integrate these and any future acquisitions with our existing businesses and generate synergies and expand our business capabilities. However, we may encounter significant risks, including difficulty in successfully integrating acquired businesses, increased expenses such as working capital requirements or capital expenditures, regulatory risks and financial risks such as potential liabilities of the businesses we acquire. In addition, evaluating potential acquisitions may require us to incur significant expenses or divert management’s attention away from other business issues. As such, no assurance can be given that any completed or contemplated acquisitions will not have a negative effect on our business, financial condition and results of operations that outweigh any potential benefits.

We may suffer losses or record provisions for credit loss allowance for expected losses in connection with financial products sold by us or our subsidiaries, including Shinhan Investment and Shinhan Bank, which may have a negative impact on us, including our reputation.

We are subject to lawsuits and other claims in the ordinary course of our business, including with respect to financial products sold by us or our subsidiaries, including Shinhan Investment and Shinhan Bank. We may suffer losses or record provisions for credit loss allowance for expected losses in connection with the sales of such financial products and related legal or other proceedings related to such matters, which may have a negative impact on us, including our reputation.

In August 2019, the Financial Supervisory Service launched an investigation into Lime Asset Management Co., Ltd. (“Lime Asset”), Korea’s largest hedge fund managing approximately ~~W~~4.1 trillion in assets as of December 31, 2020, including with regards to allegations that Lime Asset had concealed the fact that it had changed the multi-manager trade finance fund’s investment method and concealed losses in their trade finance funds. Beginning in October 2019, Lime Asset suspended withdrawals from certain of its funds, freezing approximately ~~W~~1.7 trillion in total as of the end of 2019, according to the Financial Supervisory Service. According to Financial Supervisory Service investigations, Lime Asset’s ~~W~~211 billion trade finance fund was found to have been associated with a debacle involving the International Investment Group LLC (“IIG”), a New York-based investment adviser charged with securities fraud and running a Ponzi scheme. On November 26, 2019, the SEC revoked the registration of IIG for allegedly overvaluing defaulted loans in the fund’s portfolio to conceal losses in its flagship hedge fund and selling at least $60 million in fake loan assets to clients. According to the Financial Supervisory Service, Lime Asset signed a contract with a Singaporean commodity trader, which took over Lime Asset’s ownership stake in an IIG fund in June 2019, with the Singaporean entity issuing promissory notes to Lime Asset, and Lime Asset did not properly disclose to its investors such change in the fund’s investment target from the IIG fund to promissory notes.

Certain investors in funds of Lime Asset have filed dispute mediation claims to the Financial Supervisory Service and criminal and civil claims against Lime Asset, as well as against financial institutions that have sold such products, claiming they learned of the change in the trade finance fund’s investment method and losses only in October 2019 and that they were also misguided and not fully informed of the risks associated with these funds when investing in such products. The Financial Supervisory Service conducted a comprehensive audit in November and December 2019. In February 2020, the Prosecutors’ Office of Korea announced that they had launched an investigation into Lime Asset as well as Shinhan Investment and also searched Shinhan Bank’s headquarters on July 1, 2020 in connection with this matter. The Financial Supervisory Service is continuing investigations into Lime Asset as well as financial institutions that have sold Lime Asset products, including Shinhan Bank and Shinhan Investment, and is expected to impose regulatory sanctions on institutions and employees for improper solicitation and inadequate internal controls. In November 2020, the Financial Supervisory Service imposed a partial business suspension on Shinhan Investment and suspension from duties and a cautionary warning to its two former CEOs. On April 22, 2021, the sanctions committee of the Financial Supervisory Service recommended a partial business suspension and fine of ~~W~~8.7 billion on Shinhan Bank, a cautionary warning to the CEO of Shinhan Bank, an institutional caution and fine of ~~W~~50 million on Shinhan Financial Group and a caution to the CEO of Shinhan Financial Group in connection with Shinhan Bank’s alleged improper solicitation of troubled Lime Asset funds and management’s oversight in risk management. The partial business suspension on Shinhan bank and the fines on Shinhan Bank and Shinhan Financial Group recommended by the sanctions committee will be deliberated at the Securities and Futures Commission of the Financial Services Commission and will be confirmed if approved at a regular meeting of the Financial Services Commission.

On September 25, 2020, the Seoul Southern District Court found a former employee of Shinhan Investment partially guilty on charges of conspiring to conceal from investors Lime Asset’s losses and change in investment target and imposed a sentence of eight years imprisonment and ~~W~~300 million fine. In May 2020, Shinhan Investment announced that its board of directors has resolved to compensate certain investors for amounts ranging between 30% to 70% (in the case of retail investors) and 20% to 50% (in the case of institutional investors) of the amount of such investor’s investment in Lime Asset products. In June 2020, Shinhan Bank announced that its board of directors has resolved to make prepayments to investors in certain Lime Asset funds that have reached maturity in an amount equal to 50% of such investor’s investment in the relevant product. On June 30, 2020, the Financial Supervisory Service’s dispute settlement committee recommended through a non-binding ruling for brokerages to return 100% of the amount of investors’ investment in certain of Lime Asset products sold after November 2018 in the aggregate of approximately ~~W~~161 billion. In October 2020, the board of directors of Shinhan Investment resolved to accept the non-binding ruling for certain Lime Asset’s trade finance funds sold around November 2018. With these resolutions by the board of directors of Shinhan Investment, the total amount of compensation to investors of Lime Asset funds that Shinhan Investment has agreed to pay has reached ~~W~~76.9 billion. On April 19, 2021, the Financial Supervisory Service’s dispute settlement committee recommended through a non-binding ruling for Shinhan Bank to compensate investors of certain Lime Asset products (Lime Credit Insured Funds) it had sold by applying a 55% base compensation ratio, with adjustments depending on particular facts, such as the nature of the investor (e.g., whether retail or institutional investor, the age and experience level of the investor, etc.) and adequacy of documentation, which would result in compensation of such investors for amounts ranging from between 40% to 80% of the loss they have suffered on such products. On April 21, 2021, the board of directors of Shinhan Bank resolved to accept the non-binding ruling for such Lime Asset products sold by Shinhan Bank. As a result, Shinhan Bank recognized an additional ~~W~~53.2 billion in non-operating expenses.

From May 2017 to December 2018, Shinhan Investment sold approximately ~~W~~390.7 billion of certain German Heritage derivative-linked securities (“German Heritage DLS Products”). As of December 31, 2020, the principal amount of German Heritage DLS Products that have become eligible for payment but for which payment has been delayed is ~~W~~379.9 billion. The German Heritage DLS Products are derivative-linked trust products where performance is based on underlying Singapore funds that invest in Germany’s old downtown development projects. Since July 2019, maturity payments have been delayed on the German Heritage DLS

Products as recovery on the underlying funds has been delayed. In March 2020, Shinhan Investment announced that its board of directors has resolved to make prepayments to investors who have consented to the extension of maturity in an amount equal to 50% of the amount of such investor’s investments in the German Heritage DLS Products. During the fiscal year 2020, we recognized ~~W~~138.2 billion in non-operating expenses as provisions for potential future compensation in connection with the sale of German Heritage DLS Products. However, we may suffer additional losses or record additional provisions during 2021 or beyond in connection with the sale of German Heritage DLS Products, and there is no guarantee that such amounts, if any, will not be significant.

The prepayments to be made by Shinhan Bank and Shinhan Investment to investors of Lime Asset funds and German Heritage DLS Products, respectively, as explained above, will be settled at the time of recovery of the underlying funds. If the amount recovered on the underlying fund is less than the amount prepaid to investors, Shinhan Bank and Shinhan Investment may not be able to recover from investors the amount of the prepaid amount that is in excess of the recovered amount and accordingly suffer losses. Depending on the performance of such underlying funds, we may record provisions for credit loss allowance to account for expected future losses.

Any legal or administrative proceedings in connection with these matters, if brought and particularly if adversely determined, may have a negative impact on us, including our reputation. Accordingly we cannot assure you that these matters and related events will not have an adverse effect on us, including our reputation. For further details, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.” and Note 43 of the notes to our consolidated financial statements included in this annual report.

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

Partly as a result of these efforts, Shinhan Card did not receive any claims in 2020 in relation to voice phishing. Accordingly, we do not believe that any currently outstanding claims in relation to voice phishing will have a material adverse impact on our business, financial condition or results of operations. Additionally, other than voice phishing incidents and the recent cyber security attacks as discussed above, we have not experienced any material security breaches in the past. However, given continual advances in technology and the increasing sophistication of the financial scammers, there is no assurance that we will be able to prevent future financial scams or that the frequency and scope of financial scams will not rise. If financial scams involving us and our subsidiaries were to continue or to become more prevalent, it may result in compensation for any losses suffered by victims thereof, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, compliance with the present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of our preventive measures, any of which may have a material adverse effect on our business, results of operations and financial condition.

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

Furthermore, the Financial Consumer Protection Act (the “FCPA”) was enacted on March 24, 2020 and took effect beginning March 25, 2021. The FCPA unifies the systems for the protection of consumers of financial products, which had been dispersed in various laws, while tightening the existing consumer protection systems to strengthen the rights afforded to consumers of financial products. Banks under the Banking Act are financial instrument distributors subject to the FCPA, and deposit and loan products under the Banking Act are financial instruments subject to the FCPA.

Under the FCPA, a financial instrument distributor who intends to sell financial instruments shall comply with the following requirements: (i) confirmation of suitability and adequacy of financial instruments, (ii) compliance with the duty to explain, (iii) prohibition of unfair sales activities, (iv) prohibition of undue solicitation, and (v) prohibition of false or exaggerated advertising, etc. (collectively, the “Sales Principles”). If a financial instrument distributor breaches any of the Sales Principles, consumers may request the termination of such financial instrument within a period to be prescribed by a Presidential Decree and are entitled to unilaterally terminate the contract if the financial instrument distributor fails to present a justifiable reason for not accepting the consumer’s request. Consumers who purchased a loan product, in particular, shall be entitled to withdraw from the contract within 14 days from the later of (i) the date of receipt of the proceeds pursuant to the contract and (ii) the execution date of the contract (or the date of receipt of the documents necessary for execution of the contract (if required under the FCPA), regardless of whether the financial instrument distributor breached any of the Sales Principles. When a consumer files a lawsuit for damages against a financial instrument distributor for breach of the duty to explain, the financial instrument distributor (and not the consumer) shall bear the burden of proof to prove that no willful conduct or negligence was involved in such breach of the duty to explain. In the event of a dispute with a financial instrument distributor, consumers may apply for mediation to the Dispute Mediation Committee of the Financial Services Commission. If a financial instrument distributor files a lawsuit with a court while such mediation is in progress, the court may suspend the litigation proceedings. For certain small-sum cases, a financial instrument distributor may not file a lawsuit with a court until the completion of such mediation. Financial instrument distributors must accept requests from its consumers to access information for purposes of litigation or mediation. In the event the Financial Services Commission determines that there is a clear risk that a financial product may cause significant damage to the properties of customers, the Financial Services Commission may prohibit or restrict the solicitation of, and execution of a contract for, such financial product.

We and our subsidiaries have been proactively taking actions necessary to comply with the FCPA, including the examination of our financial products and training of our officers and employees. However, no assurance can be given that the implementation of the FCPA will not adversely affect us our subsidiaries’ businesses or lead to a material adverse effect on their reputation, business, results of operations or financial condition. We may also become subject to other restrictions on our operations as a result of future changes in laws and regulations, including more stringent liquidity and capital requirements under Basel III, which are being adopted in phases in Korea in consideration of, among others, the pace and scope of international adoption of such requirements. Any of these regulatory developments may have a material adverse effect on our ability to expand operations or adequately manage our risks and liabilities. For further details on the principal laws and regulations applicable to us as a holding company and our principal subsidiaries, see “Item 4.B. Business Overview — Supervision and Regulation.”

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

In addition, as a way of supporting the Government’s initiative to assist promising startups, in February 2015, the financial regulators announced that they would encourage the banks in Korea to increase lending to technology companies in the small- to medium-sized enterprise segment and to enhance technology-related credit review capabilities. According to the Korea Federation of Banks, the aggregate balance of loans to technology companies in the small- to medium-sized enterprise segment reached ~~W~~163.8 trillion, ~~W~~205.5 trillion and ~~W~~266.9 trillion as of December 31, 2018, 2019 and 2020, respectively. Shinhan Bank’s total balance of outstanding loans to technology companies as of December 31, 2018, 2019 and 2020 was ~~W~~21.7 trillion, ~~W~~26.2 trillion and ~~W~~36.6 trillion, respectively.

Furthermore, in response to an increasing level of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Financial Services Commission announced in February 2014 that it plans to increase the proportion of fixed interest rate loans and installment principal repayment-based loans within the total housing loans extended by commercial banks (which loans have historically been, for the most part, variable interest rate loans with the entire principal being repaid at maturity, which is usually rolled over on an annual basis). According to this plan, the target proportion for fixed interest rate loans was set at 35%, 37.5% and 40% and the target proportion for installment principal repayment-based housing loans was set at 35%, 40% and 45%, each by the end of 2015, 2016 and 2017, respectively. Amid concerns about increasing household debt, in May 2016 the target proportion for fixed interest rate loans and installment principal repayment-based housing loans for 2016 were increased to 40% and 45%, respectively, and in February 2017 the target proportion for fixed interest rate loans and installment principal repayment-based housing loans for 2017 were increased to 45% and 55%, respectively. The target proportions for fixed interest rate loans for 2019 and 2020 were subsequently increased to 47.5% and 48.0%, respectively, while the target proportion for installment principal repayment-based housing loans remained at 55% for 2019 and 2020.

In furtherance of the policy to expand the proportion of fixed rate housing loans, the Financial Services Commission implemented “Relief Debt Conversion” program from March 24 to March 27, 2015 and from March 30 to April 3, 2015, respectively, under which borrowers of eligible housing loans (namely, loans that have been in existence for one year or more since the original loan date, with no delinquency in the past six months, with principal amounts of ~~W~~500 million or less and for houses valued at ~~W~~900 million or less that are on a floating rate basis and/or an interest payment only basis) might convert such loans to new fixed rate loans in respect of which the borrowers would be required to repay the principal and interest in installment for a term of 10, 15, 20 or 30 years without a grace period, provided that the new loans pass the maximum loan-to-value ratio of 70% (irrespective of the location of the property) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions). The borrowers were allowed to convert the original loans only at the banks that extended such loans. According to the Financial Services Commission, under this program, approximately 327,000 borrowers converted loans in the aggregate amount of ~~W~~31.7 trillion to fixed rate loans, of which Shinhan Bank accounted for approximately 13.5%. Due in large part to such initiatives, fixed interest rate loans and installment principal repayment-based loans accounted for 44.2% and 51.0%, respectively, of the total housing loans extended by commercial banks in Korea as of June 30, 2018, according to data published by the Government in December 2018. Fixed interest rate and installment principal repayment-based housing loans accounted for 46.4% and 51.2%, respectively, of the housing loans extended by Shinhan Bank as of December 31, 2020.

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

For example, to deal with a growing number of non-performing loans in the wake of the global financial crisis of 2008-2009, the Government sponsored the establishment of United Asset Management Company Ltd. (“UAMCO”) in October 2009 through capital contributions from six major policy and commercial banks, namely Shinhan Bank, Kookmin Bank, KEB Hana Bank, Industrial Bank of Korea, Woori Bank and Nonghyup Bank. The Government originally planned to dispose of UAMCO during 2015 and establish a new company that specializes in corporate restructuring, but the Government scrapped such plans and instead decided to reorganize UAMCO and expand its restructuring business. As part of an effort to strengthen its balance sheet, UAMCO received additional capital contributions in May 2016 from two new shareholders, Korea Development Bank and the Export-Import Bank of Korea, and two of its existing shareholders, Woori Bank and Nonghyup Bank. In July 2020, UAMCO notified its shareholders of a capital contribution in the aggregate amount of ~~W~~200.0 billion (to be borne in proportion to the respective shareholding percentages of its shareholders) to improve financial soundness and secure additional investment capacity in case sales of non-performing loans increase due to the COVID-19 pandemic. Accordingly, on July 28, 2020, Shinhan Bank made a capital contribution of ~~W~~28 billion. Shinhan Bank has committed to contribute ~~W~~175 billion of capital to UAMCO, of which ~~W~~113.1 billion has been contributed to date. As of the date hereof, Shinhan Bank holds a 14% equity interest in UAMCO, while seven other policy and commercial banks each hold interests ranging from 2% to 14%.

UAMCO seeks to achieve financial improvement of struggling companies through a wide range of restructuring programs, including debt restructuring, capital injection, asset sales, corporate reorganization, workouts and liquidation and bankruptcy proceedings and is the largest purchaser in Korea of non-performing financial assets generally. Shinhan Bank sold non-performing assets to UAMCO in the amount of ~~W~~131.7 billion, ~~W~~110.4 billion and ~~W~~246.5 billion, in 2018, 2019 and 2020, respectively. With an enlarged capital base following the recent capital contributions mentioned above, it is expected that UAMCO will play a more active role in the restructuring of the Korean corporate sector. The Government is also considering an amendment of the Financial Investment Services and Capital Markets Act of Korea to facilitate the business activities of UAMCO.

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

For example, since 2017, the Government led by President Moon Jae-in has announced and implemented a series of robust polices aimed at taming speculation and deterring the rise of housing prices. The Government has continuously increased the number of areas subject to the “speculative districts”, “overheated speculative districts” and “adjustment targeted areas” (collectively, the “regulated areas”), where tighter loan-to-value ratios and debt-to-income ratios are applicable to mortgage or home equity loans. For example, homes located in a non-regulated area are currently subject to a loan-to-value ratio of 70% of the appraised value thereof, whereas homes located in “speculative districts” or “overheated speculative districts” are subject to a loan-to-value ratio of 40% and homes located in “adjustment targeted areas” are subject to a loan-to-value ratio of 50%. Furthermore, for homes located in any of the “speculative districts” or “overheated speculative districts” with a value equal or less than ~~W~~1.5 billion but greater than ~~W~~900 million (based on the evaluation data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), the loans may only be up to 40% of the appraised value up to ~~W~~900 million and 20% of any remaining value between ~~W~~1.5 billion and ~~W~~900 million, and for homes located in any “adjustment targeted areas” with a value equal or greater than ~~W~~900 million, the loans may only be up to 50% of the appraised value up to ~~W~~900 million and 30% of any remaining value exceeding ~~W~~900 million. In addition, if the value of a home located in any of the “speculative districts” or “overheated speculative districts” is greater than ~~W~~1.5 billion, no mortgage or home equity loans may be provided, and no mortgage or home equity loans may be provided to purchase a new home located in any of the regulated areas to a household that already owns one or more housing units. Similarly, the debt-to-income ratio applicable to apartment units located in the greater Seoul metropolitan area which are not “speculative districts”, “overheated speculative districts” or “adjustment targeted areas” is 60%, whereas homes located in “speculative districts” or “overheated speculative districts” are subject to a debt-to-income ratio of 40% and homes located in “adjustment targeted areas” are subject to a debt-to-income ratio of 50%.

The Financial Services Commission also introduced a debt service ratio and a modified debt-to-income ratio in order to modernize credit review methods and stabilize the management of household debt. The modified debt-to-income ratio, which has been implemented beginning January 31, 2018 reflects (i) both principal and interest payments on the applicable mortgage and home equity loan and existing mortgage and home equity loans and (ii) interest payments on other loans. Previously, debt-to-income ratio had only reflected (i) both principal and interest payments on the applicable mortgage and home equity loan and (ii) interest payments on existing mortgage and home equity loans. Debt service ratios reflect principal and interest payments on both the applicable loan and other loans and have been fully implemented since October 2018. The modified debt-to-income ratios are used as the primary reference index in the evaluation and approval process for mortgage and home equity loans, and debt service ratios are generally used as a supplementary reference index providing additional limits on mortgage and home equity loans. For example, debt service ratios applicable to the loan applicant who has existing mortgage and home equity loans for homes located in any of the “speculative districts” and “overheated speculative districts” and with appraised values exceeding ~~W~~900 million are limited to 40%.

Pursuant to the Regulation on the Supervision of the Banking Business, Shinhan Bank must maintain a loan to deposit ratio of no more than 100%. Since January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. In response to the COVID-19 pandemic, on April 20, 2020, the Financial Supervisory Service announced a series of measures to temporarily ease the regulations on loan-to-deposit ratio. In particular, until December 2021, the loan-to-deposit ratio of 1:1 (100%) will be temporarily increased to 105%, and corporate loans to SOHOs extended since January 1, 2020 will also be subject to a multiple of 85% provided such loans are not real estate related. Additionally, the Detailed Regulation on the Supervision of the Banking Business was amended on June 30, 2018 to provide for a weighted multiple to be applied to mortgage and home equity loans where the loan-to-value ratio exceeds 60% in determining required minimum total capital (BIS) ratio. The Detailed Regulation on the Supervision of the Banking Business was also amended on June 30, 2018 to add “concentration of risk in the retail sector” as an additional criterion when the Financial Supervisory Service evaluates the risk management systems of Korean banks.

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

In August 2016, the Government authorized Shinhan Bank to act as a settlement bank for Euro-denominated transactions between Korean and Iranian businesses. Prior to the granting of this permission, payments for business activities were settled only in Korean Won and we did not participate in such settlements. From August 2016 through August 2017, Shinhan Bank processed ten such transactions that resulted in a minimal amount of revenue. Since August 2017, Shinhan Bank has ceased processing any such transactions and has no intention to process any such transactions in the future. We are committed to engaging only in lawful activities and in obeying all relevant OFAC Sanctions and European Union sanctions but cannot guarantee that actions taken by our employees will not violate such sanctions. On May 8, 2018, U.S. President Donald Trump announced his decision to terminate the participation of the United States in the Joint Comprehensive Plan of Action (the “JCPOA”), pursuant to which certain relief of OFAC Sanctions relating to Iran had been provided. Following two wind down periods, one that ended on August 6, 2018 and one that ended on November 4, 2018, all Iran-related Secondary Sanctions that had been waived pursuant to the JCPOA were re-imposed and non-U.S. persons now face risk of Secondary Sanctions for dealing with certain key sectors of the Iranian economy or for providing associated services related to the targeted activities. As such, any Iran-related activities may subject us to OFAC Sanctions and to potential legal or reputational risks.

The implementation of IFRS 9 with effect from January 1, 2018 renders certain of our historical financial information as of and for the years ended December 31, 2015, 2016 and 2017 not directly comparable with that of our financial information after January 1, 2018.

With effect from January 1, 2018, IFRS 9 ‘Financial Instruments’ has replaced in entirety previous guidance in IAS 39. Following the adoption of IFRS 9, we are required to re-classify and re-measure (including impairment measurement) certain of our financial instruments from January 1, 2018 without requiring any restatement of the corresponding figures of the prior period. Based on the method of adoption allowed under IFRS 9, we are permitted to adjust our shareholder equity from January 1, 2018 without requiring any restatement of the corresponding figures of the prior period where the difference between the new carrying amount and original carrying amount recognized in retained earnings. The difference between the new carrying amount and original carrying amount amounted to ~~W~~344 billion as of January 1, 2018. As we are not required to restate affected financial figures with the implementation of IFRS 9, certain of our historical financial information as of and for the years ended December 31, 2015, 2016 and 2017 is not directly comparable against that of our financial information after January 1, 2018. Investors must therefore exercise caution when making comparisons of any financial figures after January 1, 2018 against our historical financial figures prior to January 1, 2018 and when evaluating our financial condition, results of operations and results. For further information regarding the adoption of IFRS 9, see “Item 5.A. Operating Results — Critical Accounting Policies” and Note 49 of the notes to our consolidated financial statements included in this annual report.

The implementation of IFRS 9 has caused us to increase our allowance for impairment losses to cover expected credit loss on our loan portfolio and other financial instruments and may increase volatility in our profit or loss.

Following the adoption of IFRS 9, the “incurred loss” model under the previous guidance for loans, debt instruments, lease receivables, contractual assets and financial guarantee contracts has been replaced with a forward-looking “expected credit loss” model, and therefore impairment losses are likely to be recognized earlier, on a more forward-looking basis and on a broader scope of financial instruments than using the incurred loss model under the previous guidance. Accordingly, as of January 1, 2018, we increased our credit loss allowance from ~~W~~2,579 billion to ~~W~~3,226 billion as a result of adopting IFRS 9. IFRS 9 also introduces additional requirements for a financial asset to be measured at amortized costs or fair value through other comprehensive income compared to the previous guidance and therefore would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, thereby increasing volatility in our profit or loss. For further information regarding the adoption of IFRS 9, see “Item 5.A. Operating Results — Critical Accounting Policies” and Note 49 of the notes to our consolidated financial statements included in this annual report.

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

•	the economic impact of any pending or future free trade agreements;

•	potential escalation of the ongoing trade war between the U.S. and China as each country introduces tariffs on goods traded with the other;

•	social and labor unrest;

•	significant fluctuations or decreases in the market prices of Korean real estate;

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

In April, May and September 2018, President Moon Jae-in met Kim Jong-un in a series of summit meetings to discuss, among other matters, denuclearization of the Korean peninsula. In June 2018, U.S. President Donald Trump and Kim Jong-un in turn had an official summit in Singapore, the first ever meeting between leaders of the United States and North Korea. Subsequent to the Singapore summit, they signed a joint statement, which stated, among others, new peaceful relations and the denuclearization of the Korean peninsula. A second official summit between U.S. President Donald Trump and Kim Jong-un was held in Vietnam in February 2019 but ended abruptly and without an agreement. In June 2019, U.S. President Donald Trump and Kim Jong-un had another summit at the Korean Demilitarized Zone, following which both sides announced a resumption of denuclearization talks. However, in December 2019, North Korea announced its intention to resume missile testing, heightening tensions. On June 16, 2020, North Korea destroyed the joint liaison office in Kaesong, citing anti-regime propaganda allegedly disseminated using balloons across the border by Korean activists, and cut all other communication channels with Korea.

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

Based upon the past and projected composition of our income and assets and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2020, and we do not expect to be a PFIC in 2021 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2021 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

Introduction

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the largest financial services provider in Korea (as measured by consolidated total assets as of September 30, 2020) and operate the second largest banking business (as measured by consolidated total bank assets as of September 30, 2020) and the largest credit card business (as measured by total credit purchase volume in 2020) in Korea.

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

As of December 31, 2020, we have 18 direct and 30 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 19 million active customers, which we believe is the largest customer base in Korea, through approximately 24,515 employees at approximately 1,383 network branches group-wide. While over 80% of our revenues have been historically derived from Korea, we aim to serve the needs of our customers through a global network of 241 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Australia, Hong Kong, Vietnam, Cambodia, Kazakhstan, Singapore, Mexico, Uzbekistan, Myanmar, Poland, Indonesia, the Philippines and the United Arab Emirates.

Our registered office and corporate headquarters are located at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513 and our telephone number is +822 6360 3000.

Our Strategy

‘Excellent Shinhan’ for 2020 and beyond

The Group has implemented the ‘2020 SMART Project’ since 2017, and we have seen this strategy result in balanced growth across the Group, such as expanding and strengthening the Group’s offerings, establishing new subsidiaries, acquisitions of domestic and foreign financial companies, upgrading digital platforms and promoting sustainable management. In 2020, we established a new mid-term group-wide strategy known as ‘F.R.E.S.H. 2020s’, building upon and replacing the existing 2020 SMART Project. ‘F.R.E.S.H.’ stands for ‘Fundamental’ (solid fundamentals), ‘Resilience’ (ability to adapt to and overcome crisis situations), ‘Ecosystem’ (creating an integrated digital ecosystem), ‘Sustainability’ (consistent Group-wide effort to achieve sustainable growth) and ‘Human-talent’ (talented human resources leading the Fourth Industrial Revolution). Under this ‘F.R.E.S.H. 2020s’ initiative, we have established seven detailed strategic directions for 2021 and beyond to allow us to achieve distinguished and sustainable growth despite uncertainties and become a leading financial group.

Under the unique growth directive summarized as ‘F.R.E.S.H.’, we have established seven detailed strategic directions for 2021 that comprehensively consider the management environment in 2021.

1.	Conversion to Innovative and Open Digital Platforms

We plan to accelerate all-around digital transformation, particularly through developing innovative digital platforms, acquiring a competitive advantage in data-based businesses, fostering digital startups and creating new business models through competitive partnerships. In addition, we will continue to scale-up our group-wide digital capabilities and human resources.

2.	Pursuit of Efficient Growth

We plan to efficiently enhance our profitability by developing existing business lines and investing in future growth areas. To strengthen the efficiency of our existing business lines, we aim to improve the quality of our core businesses, enhance our non-interest income generating businesses, strategically allocate our existing resources, promote new business opportunities and expand our business portfolio to discover future growth areas.

3.	Global connectivity and expansion

We will look to diversify our global business model by shifting our focus from a volume-based expansion to a more advanced quality focused growth initiative for our global business, implementing our unique localization strategies and increasing cooperation and cross-selling across the Group. We will also work to increase our global product sourcing capabilities and foreign asset management capabilities.

4.	Sustainable Performance

Our plans to foster sustainable finance consist of three strategic pillars — (1) environmentally friendly, (2) inclusive and (3) trust-based business management system. In 2020, we declared “Zero Carbon Drive”, as part of our vision to go carbon-neutral by 2050. We plan to promote environmentally sustainable development through financing of projects aimed at reducing carbon and greenhouse gas emission. Moreover, in December 2019 we launched the Triple-K Project to provide promising start-ups and tech companies with systematic support in our efforts to promote inclusive and innovative growth ecosystems.

5.	Proactive Risk Management

Due to continuously increasing uncertainty and unstable market conditions, we place particular importance on the proactive management of risk. We will continue to enhance our core risk management competencies, including by upgrading our Group-wide digital capabilities and IT infrastructure. We also intend to develop a sophisticated customer protection system with a greater emphasis on customer-oriented risk management.

6.	Development of a Dynamic Organization System

To further efficient management on a Group-wide basis, we plan to develop a dynamic Group-wide portfolio system. In particular, we plan to efficiently streamline our portfolio across various Group subsidiaries, while strengthening each subsidiaries’ organizational efficiency and flexibility, and establish a customer-oriented organizational system.

7.	Convergent Human Resources Management

In order to recruit and retain talent, we plan to go beyond simply improving our human resources system by establishing an innovative human resource management platform. Our specific plans include fostering a healthy working environment, creating a flexible organization and innovative culture. Moreover, we intend to increase our brand value, allowing us to target and recruit talented professionals.

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions, establishing subsidiaries or formation of joint ventures. Our key acquisitions, capital contributions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation

July 2002	Shinhan Investment Corp.(1)	Securities and investment	Acquisition from the SsangYong Group

August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas

August 2003	Chohung Bank	Commercial banking	Acquisition from creditors

December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders

March 2007	LG Card	Credit card services	Acquisition from creditors

January 2012	Tomato Mutual Savings Bank(3)	Savings bank	Purchase and assumption of assets and liabilities from creditors

January 2013	Yehanbyoul Savings Bank(4)	Savings bank	Acquisition from Korea Deposit Insurance Corporation

October 2017	Shinhan REITs Management	Real estate asset management	Newly established

February 2019, January 2020	Orange Life Insurance(5)	Life insurance services	Acquisition from majority shareholders and subsequent comprehensive stock exchange

May 2019	Asia Trust Co. Ltd.(6)	Real estate trust business	Acquisition from majority shareholders

Date of Acquisition	Entity	Principal Activities	Method of Establishment

August 2019	Shinhan AI. Co., Ltd.	Investment advisory	Incorporated and joined as a wholly-owned subsidiary

September 2020, December 2020	Shinhan Venture Investment)(7)	Venture capital	Acquisition from majority shareholders and subsequent comprehensive stock exchange

January 2021	Shinhan Asset Management(8)	Asset management services	Acquisition of remaining interests from BNP Paribas Asset Management Holding

Notes:

(1)	Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009.
(2)	In January 2009, SH Asset Management Co., Ltd. and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management.
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

(7)

On September 29, 2020, we acquired a 96.8% interest in Neoplux, a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code, and hence Neoplux has become our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment.

(8)

On January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management from BNP Paribas Asset Management Holding and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date.

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

•

other services, including leasing and equipment financing, savings banking services, loan collection and credit reporting, collective investment administrative services, financial system development services, real estate trust services, investment advisory services, venture capital services as well as engaging in alternative investments through formation of private equity funds on a private placement basis.

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

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profiles. Our deposit products consist principally of the following:

•

Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted 16.1%, 15.6% and 18.7% of our total deposits as of December 31, 2018, 2019 and 2020, respectively. Demand deposits paid average interest of 0.39%, 0.42% and 0.33% in 2018, 2019 and 2020, respectively.

•

Time and savings deposits. Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the “cost of funds index,” or COFIX, published by the Korean Federation of Banks. If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted 51.3%, 52.4% and 47.8% of our total deposits as of December 31, 2018, 2019 and 2020, respectively, and paid average interest of 1.81%, 1.92% and 1.46% in 2018, 2019 and 2020, respectively. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Savings deposits constituted 29.1%, 28.7% and 31.7% of our total deposits as of December 31, 2018, 2019 and 2020, respectively, and paid average interest of 0.56%, 0.58% and 0.32% in 2018, 2019 and 2020, respectively.

•

Other deposits. Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to two years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted 3.5%, 3.3% and 1.8% of our total deposits as of December 31, 2018, 2019 and 2020, respectively and paid average interest of 1.96%, 2.07% and 1.42% in 2018, 2019 and 2020, respectively.

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

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 0.5% per annum) and amounted to ~~W~~5,645 billion, ~~W~~6,015 billion and ~~W~~6,816 billion as of December 31, 2018, 2019 and 2020, respectively.

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

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. Our retail loans, before allowance for credit losses on loans and deferred loan origination costs and fees and excluding credit card receivables, amounted to ~~W~~146,790 billion as of December 31, 2020.

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

As of December 31, 2020, our mortgage and home equity loans and other retail loans accounted for 49.9% and 50.1% of our total retail loans, respectively.

For secured loans, our policy is to lend up to 40% to 100% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). For mortgage and home equity loans, our general policy is to lend up to 45% to 82% of the appraisal value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government. The loan-to-value ratio of secured loans, including mortgage and home equity loans, is updated on a monthly basis using the most recent appraisal value of the collateral, and maximum loan-to-value ratios are further adjusted based on factors such as the location of the secured property, nature and purpose of the loans and level of competition in the market. Since January 11, 2019, maximum loan-to-value ratios are determined and may be adjusted in increments of 1% (as opposed to increments of 5%, which was the case prior to January 11, 2019), allowing us to set more precise and tailored maximum loan-to-value ratios for our secured loans. As of December 31, 2020, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 45.6%. As of December 31, 2020, substantially all of its mortgage and home equity loans were secured by residential property.

Under the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business, our banking subsidiaries were subject to, when extending mortgage and home equity loans, to the maximum loan-to-value ratio of 70% (irrespective of the location of the property, subject to certain exceptions) and the maximum debt-to-income ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions).

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

Since 2017, the Government led by President Moon Jae-in has announced and implemented a series of robust polices aimed at taming speculation and deterring the rise of housing prices. The Government has continuously increased the number of areas subject to the “speculative districts”, “overheated speculative districts” and “adjustment targeted areas” (collectively, the “regulated areas”), where tighter loan-to-value ratios and debt-to-income ratios are applicable to mortgage or home equity loans. For example, homes located in a non-regulated area are currently subject to a loan-to-value ratio of 70% of the appraised value thereof, whereas homes located in “speculative districts” or “overheated speculative districts” are subject to a loan-to-value ratio of 40% and homes located in “adjustment targeted areas” are subject to a loan-to-value ratio of 50%. Furthermore, for homes located in any of the “speculative districts” or “overheated speculative districts” with a value equal or less than ~~W~~1.5 billion but greater than ~~W~~900 million (based on the evaluation data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), the loans may only be up to 40% of the appraised value up to ~~W~~900 million and 20% of any remaining value between ~~W~~1.5 billion and ~~W~~900 million, and for homes located in any “adjustment targeted areas” with a value equal or greater than ~~W~~900 million, the loans may only be up to 50% of the appraised value up to ~~W~~900 million and 30% of any remaining value exceeding ~~W~~900 million. In addition, if the value of a home located in any of the “speculative districts” or “overheated speculative districts” is greater than ~~W~~1.5 billion, no mortgage or home equity loans may be provided, and no mortgage or home equity loans may be provided to purchase a new home located in any of the regulated areas to a household that already owns one or more housing units. Similarly, the debt-to-income ratio applicable to apartment units located in the greater Seoul metropolitan area which are not “speculative districts”, “overheated speculative districts” or “adjustment targeted areas” is 60%, whereas homes located in “speculative districts” or “overheated speculative districts” are subject to a debt-to-income ratio of 40% and homes located in “adjustment targeted areas” are subject to a debt-to-income ratio of 50%.

The Financial Services Commission also introduced a debt service ratio and a modified debt-to-income ratio in order to modernize credit review methods and stabilize the management of household debt. The modified debt-to-income ratio, which has been implemented beginning January 31, 2018 reflects (i) both principal and interest payments on the applicable mortgage and home equity loan and existing mortgage and home equity loans and (ii) interest payments on other loans. Previously, debt-to-income ratio had only reflected (i) both principal and interest payments on the applicable mortgage and home equity loan and (ii) interest payments on existing mortgage and home equity loans. Debt service ratios reflect principal and interest payments on both the applicable loan and other loans and have been fully implemented since October 2018. The modified debt-to-income ratios are used as the primary reference index in the evaluation and approval process for mortgage and home equity loans, and debt service ratios are generally used as a supplementary reference index providing additional limits on mortgage and home equity loans. For example, debt service ratios applicable to the loan applicant who has existing mortgage and home equity loans for homes located in any of the “speculative districts” and “overheated speculative districts” and with appraised values exceeding ~~W~~900 million are limited to 40%.

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

The following table sets forth a breakdown of our retail loans.

	As of December 31,
	2018		2019		2020
	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home-equity loans	~~W~~	62,394	~~W~~	68,074	~~W~~	73,188
Other retail loans		58,438		66,350		73,602
Percentage of retail loans to total gross loans		39.9%		41.0%		40.7%

Note:

(1)	Before allowance for credit losses on loans and deferred loan origination costs and fees and excludes credit card receivables.

The total mortgage and home equity loans amounted to ~~W~~73,188 billion as of December 31, 2020, and as of such date, consisted of amortizing loans (whose principal is repaid by part of the installment payments) in the amount of ~~W~~47,136 billion and non-amortizing loans in the amount of ~~W~~26,052 billion. In addition, as of December 31, 2020, we also provided lines of credit in the aggregate outstanding amount of ~~W~~573 billion for non-amortizing loans.

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

As of December 31, 2020, Shinhan Bank’s three-month, six-month and twelve-month base rates were 0.66%, 0.92% and 0.95%, respectively. As of December 31, 2020, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of five years was 2.82%. Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 2.02% to 14.00%, depending on the credit scores of its customers.

As of December 31, 2020, 92.9% of Shinhan Bank’s total retail loans were floating rate loans and 7.1% were fixed rate loans. As of the same date, 92.7% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and 7.3% were fixed rate loans.

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

Private Banking

Historically, we have focused on customers with high net-worth. Our retail banking services include providing private banking services to high net-worth customers who seek personal advice in complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth clients by offering them customized wealth management solutions and comprehensive financial services including asset portfolio and fund management, tax consulting, real estate management and family office services, among others. Since the end of 2011, in order to preemptively respond to evolving customer needs and promote asset growth by inducing greater synergy between commercial banking and investment advisory services offered by Shinhan Investment, Shinhan Bank launched private wealth management centers which combine certain branches of Shinhan Bank with those of Shinhan Investment located in the same area. Shinhan Bank’s strength in private banking has been widely recognized by a number of significant industry awards in recent years, including the grand prize at the Premium Brand Index by Korean Standards Association, Chosun Ilbo and Ministry of Trade, Industry and Energy (awarded 13 consecutive years), the Korea Prestige Brand Award by the Korea Economic Daily (awarded five consecutive years), the Star Brand Award by Maekyung Media Group (awarded four consecutive years), National Brand Award by Chosun Ilbo (awarded three consecutive years) in 2020.

As of December 31, 2020, Shinhan Bank operated 27 private wealth management service centers nationwide, including 18 in Seoul, four in the suburbs of Seoul and five in cities located in other regions in Korea. As of December 31, 2020, Shinhan Bank had approximately 37,900 private banking customers, who typically are required to have ~~W~~500 million in deposits with the Bank to qualify for its private banking services.

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

	As of December 31,
	2018			2019			2020
	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	~~W~~	84,972	28.0%	~~W~~	91,162	27.8%	~~W~~	108,016	29.9%
Large corporate loans		35,428	11.7		34,466	10.5		35,289	9.8
Others(2)		39,390	13.0		43,502	13.3		46,950	13.0

Total corporate loans	~~W~~	159,790	52.7%	~~W~~	169,130	51.6%	~~W~~	190,255	52.7%

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

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises (the “SME Basic Act”) and the related Presidential Decree, as amended and effective from January 27, 2016, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ~~W~~500 billion, (ii) the enterprise must meet the standards prescribed by the Presidential Decree in relation to the average and total annual sales revenues applicable to the type of its main business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. Pursuant to an amendment to the SME Basic Act, which will become effective in June 2020, an enterprise shall not qualify as a small- and medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into a business group subject to disclosure under the Monopoly Regulations and Fair Trade Act. Non-profit enterprises that satisfy certain requirements prescribed in the SME Basic Act and its Presidential Decree may qualify as a small- and medium-sized enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree are deemed as small- and medium-sized enterprises, effective from April 15, 2014. As of December 31, 2020, we made loans to 402,351 small- and medium-sized enterprises for an aggregate amount of ~~W~~108,016 billion (before allowance for credit losses on loans and deferred loan origination costs and fees).

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

•

operates a relationship management system to provide customer service that is tailored to small- and medium-sized enterprises. Shinhan Bank currently has relationship management teams in 179 banking branches, of which 50 are corporate banking branches and 129 are hybrid banking branches designed to serve both retail customers and, to a limited extent, corporate customers. These relationship management teams market products, and review and approve smaller loans with less credit risks; and

•

continues to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~35,289 billion (before allowance for credit losses on loans and deferred loan origination costs and fees) as of December 31, 2020. Large corporate customers tend to have better credit profiles than small- and medium-sized enterprises, and accordingly, Shinhan Bank has expanded its focus on these customers as part of its risk management policy.

Shinhan Bank aims to be a one-stop financial solution provider that also partners with its corporate clients in their corporate expansion and growth endeavors. To that end, Shinhan Bank provides a wide range of corporate banking services, including investment banking, real estate financing, overseas real estate project financing, large development project financing, infrastructure financing, structured financing, equity investments/venture investments, mergers and acquisitions consulting, securitization and derivatives services, including securities and derivative products and foreign exchange trading. Shinhan Bank, through its Hong Kong branch, also arranges financing for, and offers consulting services to, Korean companies expanding their business overseas, particularly in Asia.

Digital Corporate Banking

Shinhan Bank offers corporate customers a web-based total cash management service known as “Shinhan Bizbank.” Shinhan Bizbank supports substantially all types of banking transactions ranging from basic transaction history inquiries and fund transfers to opening letters of credit, trade finance, payment management, collection management, sales settlement service, acquisition settlement service, business-to-business settlement service, sweeping, pooling, ERP interface service, host-to-host banking solutions, SWIFT SCORE service and global cash and liquidity management service. In addition, Shinhan Bank provides customers with integrated and advanced access to its financial services through its “Inside Bank” program, which combines Internet banking, capital management services and enterprise resource planning to better serve corporate customers. The Inside Bank program also seeks to provide customized financial services to meet the comprehensive needs of target corporate customers ranging from conglomerates to small enterprises in various industries, with the goal of enhancing convenience to our corporate customers in accessing our financial services as well as assisting them to strategically manage their funds. In line with Shinhan Bank’s efforts to facilitate non-face-to-face online transactions for corporate transactions, in 2018, Shinhan Bank upgraded its virtual account-based corporate fund management service, known as “Shinhan Damoa Service”, making it available on mobile channels. In addition, Shinhan Bank has made the fund transfers via phone number service (allowing customers to make fund transfers without the recipients’ account number), which was previously only available for personal banking customers, available for corporate banking customers as well. As part of Shinhan Bank’s effort to lower settlement fees for small business owners, in May 2019, Shinhan Bank launched “ZeroPay Biz Shinhan”, an account-based mobile payment service enabling vendors to easily receive payments from customers’ accounts by scanning the vendor’s QR code with a smartphone. In October 2020, Shinhan Bank upgraded the “Shinhan S Corporate Bank” platform to launch “Shinhan SOL Biz”, a non-face-to-face application for corporate clients, with the goal of improving the platform so that Shinhan Bank can offer non-face-to-face channels to corporate clients that are as convenient and user-friendly as Shinhan Bank’s online retail banking platforms.

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2020, working capital loans and facilities loans amounted to ~~W~~62,253 billion and ~~W~~64,062 billion, respectively, representing 47.8% and 49.2% of our total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five or ten years in the case of secured loans. Facilities loans have a maximum maturity of 15 years, are typically repaid in semiannual installments per annum and may be entitled to a grace period not exceeding one-third of the loan term with respect to the first repayment; facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2020, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 62.4% and 14.6%, respectively, of our Won-denominated loans to small- and medium-sized enterprises. As of December 31, 2020, 44.1% of the corporate loans were secured by real estate.

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

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2020, 62.6% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates as determined by the applicable market rates.

More specifically, interest rates on Shinhan Bank’s corporate loans are generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus credit spread plus risk premium plus or minus discretionary adjustment.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2020, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for a three-month, six-month, one-year, two-year, three-year or five-year period, as applicable, as derived using Shinhan Bank’s market rate system) were 0.66% for three months, 0.92% for six months, 0.95% for one year, 1.07% for two years, 1.16% for three years and 1.53% for five years. As of the same date, Shinhan Bank’s reference rate was 4.50%. The reference rate refers to the base lending rate used by Shinhan Bank and is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

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

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount were ~~W~~233,655 billion, ~~W~~246,982 billion and ~~W~~217,006 billion in 2018, 2019 and 2020, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to enter into derivatives contracts to hedge their risk exposure and entering into back-to-back derivatives to hedge Shinhan Bank’s risk exposure that results from such client contracts.

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

As of December 31, 2018, 2019 and 2020, Shinhan Bank had total trust assets of ~~W~~76,161 billion, ~~W~~93,127 billion and ~~W~~96,269 billion, respectively, comprised principally of securities investments of ~~W~~22,479 billion, ~~W~~23,902 billion and ~~W~~21,427 billion respectively; real property investments of ~~W~~14,154 billion, ~~W~~13,493 billion and ~~W~~12,696 billion, respectively; and loans with an aggregate principal amount of ~~W~~528 billion, ~~W~~415 billion and ~~W~~348 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2018, 2019 and 2020, debt securities accounted for 28.5%, 24.9% and 21.7%, respectively, and equity securities constituted 1.1%, 0.8% and 0.6%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2018, 2019 and 2020, 57.8%, 62.7% and 72.2%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ~~W~~44,290 billion, ~~W~~49,695 billion and ~~W~~51,998 billion as of December 31, 2018, 2019 and 2020, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2018, 2019 and 2020, Shinhan Bank’s variable rate trust accounts amounted to ~~W~~40,270 billion, ~~W~~45,627 billion and ~~W~~47,930 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to ~~W~~4,019 billion, ~~W~~4,067 billion and ~~W~~4,067 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts. Shinhan Bank also offers an insignificant amount of guaranteed fixed rate trust products (amounting to ~~W~~1.0 billion, ~~W~~1.0 billion and ~~W~~1.0 billion as of December 31, 2018, 2019 and 2020, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return. These products are carry-overs from past offerings, and Shinhan Bank no longer offers guaranteed fixed rate trust products.

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

The annual membership fees for credit cards vary depending on the type of credit card and the benefits offered thereunder. For standard credit cards and most of the affinity and co-branded cards, Shinhan Card charges an annual membership fee ranging from ~~W~~1,000 to ~~W~~2,000,000 per credit card, depending on the type of the card and the cardholder profile. Certain government affinity cards have no annual membership fee. If Shinhan Card’s customers make cash advances using ATMs of a financial institution other than Shinhan Card, Shinhan Card also charges a usage fee for such cash advances in an amount equivalent to the fees charged by such financial institution for the use of its ATM plus costs to cover Shinhan Card’s related administration expenses.

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

Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to the regulatory limit of 2.3% of the purchased amount depending on the merchant used, with the average charge for credit cards being 1.4% in 2020. For small- and medium-sized merchants, the applicable regulations impose reduced fee rates of 0.8% (in the case of merchants with annual sales of ~~W~~300 million or less) and 1.3% (in the case of merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million), respectively, of the purchased amount.

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

In addition to credit card services, Shinhan Card also offers check cards, which are similar to debit cards in the United States and many other countries, to retail and corporate customers. A check card can be used at any of the merchants that accept credit cards issued by Shinhan Card and the amount charged to a check card is directly debited from the cardholder’s designated bank account. Check cards have a low risk of default and involve minimal funding costs. Although Shinhan Card does not charge annual membership fees on the majority of check cards, merchants are charged fees on the amount purchased using check cards at a rate between 0.50% and 2.50%, depending on the type of business, which is lower than the corresponding fee charged for credit card use.

Recently, the Financial Services Commission has allowed certain financial institutions, including Shinhan Card, to test innovative financial services. Shinhan Card obtained approval from the Financial Services Commission to test nine business: (i) peer-to-peer credit card remittance services whereby individuals can send money to others directly using credit cards, (ii) a credit scoring system that evaluates individual business owners’ credit standing based on their revenue records and history of credit card use, (iii) small-scale investment using credit cards, (iv) face recognition payments, (v) house rent payments using credit cards, (vi) rental brokerage platforms, (vii) overseas remittance using credit cards, (viii) quick payment to small merchants using credit card reward points and (ix) family cards for underage children. As of December 31, 2020, six businesses have been successfully commercialized, and we expect to launch the remaining three services in the foreseeable future.

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

Customers and Merchants

In addition to internal growth through cross-selling, we seek to enhance our market position by selectively targeting new customers with high net-worth and solid credit quality through the use of a sophisticated and market-oriented risk management system. Shinhan Card screens its credit card applicants and sets individualized credit limits for such applicants according to internal guidelines based on a comprehensive credit scoring system. We also seek to provide a wide variety of differentiated products and services tailored to our customers’ individualized needs through precision analysis and customer segmentation based on the “big data” we have compiled on our approximately 22 million customers. We have also formed a team dedicated to the “fintech” business by actively pursuing technology developments and strategic alliances with key partners as well as additional teams focused on innovation and creating new sources of value for our clients through the development of big data and digital platforms and provision of big data-based consulting services. In 2019, utilizing an innovative platform based on big data analysis, Shinhan Card launched a “Super Personalization Service”, aimed at providing our individual customers with tailored and personalized services that meet their individual needs. As Shinhan Card has obtained a license from the Financial Services Commission as a MyData service provider, Shinhan Card expects to be able to utilize additional external data to enhance its ability to further refine and tailor personalized services for its customers.

The following table sets forth the number of customers of Shinhan Card and the number of merchants at which Shinhan Card can be used for purchases as of the dates indicated.

	As of December 31,
	2018	2019	2020
	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	12,701	12,843	13,056
Personal accounts	12,495	12,667	12,861
Corporate accounts	206	176	195
Active ratio(2)	96.1%	96.05%	95.86%
Number of merchants	2,810	2,909	2,741

Notes:

(1)	Represents the number of cardholders whose card use is not subject to suspension or termination as of the relevant date.
(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers to facilitate purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 3.54% of Shinhan Card’s total operating revenue in 2020. Shinhan

Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card historically charged, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Initial financing fees charged in connection with installment finance products for new cars, however, were abolished effective March 2, 2013 pursuant to the Financial Consumer Report (Automobile Financings) issued by the Financial Supervisory Service on January 29, 2013. Shinhan Card has installment financing arrangements with over 12,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

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

Auto Lease

Shinhan Card provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 3.37%, 4.83% and 6.64% of Shinhan Card’s total operating revenue in 2018, 2019 and 2020, respectively.

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

As of December 31, 2020, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 7.37% (consisting of 2.96% in the retail segment, 0.56% in the institutional segment and 3.85% in the international segment) in terms of total brokerage volume, ranking seventh among securities firms in Korea. As of the same date, according to internal data, Shinhan Investment’s annual market share of Korean options and futures brokerage market were 6.52% and 13.00%, respectively, in terms of total brokerage volume with respect to these products.

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

Life Insurance Services

We provide life insurance products and services primarily through Shinhan Life Insurance and Orange Life Insurance. Shinhan Life Insurance and Orange Life Insurance provide services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. Shinhan Life Insurance had total assets of ~~W~~31,824 billion, ~~W~~34,134 billion and ~~W~~36,777 billion as of December 31, 2018, 2019 and 2020, respectively, and net profits of ~~W~~131 billion, ~~W~~124 billion and ~~W~~178 billion for the years ended December 31, 2018, 2019 and 2020, respectively. Orange Life Insurance had total assets of ~~W~~32,744 billion, ~~W~~32,841 billion and ~~W~~33,814 billion as of December 31, 2018, 2019 and 2020, respectively, and net profits of ~~W~~311 billion, ~~W~~271 billion and ~~W~~279 billion for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, formerly a joint venture with BNP Paribas Asset Management Holding, of which we and BNP Paribas Asset Management Holding held 65:35 interests, respectively. On January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. Shinhan Asset Management ranked fifth among asset managers in Korea in terms of assets under management as of December 31, 2020, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a former joint venture with BNP Paribas Asset Management Holding, we believe Shinhan Asset Management derives significant benefits from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2020, Shinhan BNP Paribas Asset Management had assets under management amounting to ~~W~~58,678 billion. To a limited extent, Shinhan Investment also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”

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

Venture Capital Investment

Shinhan Venture Investment Co, Ltd. is an alternative investment management firm specializing in identifying and investing in start-up companies as well as small to mid-sized companies and also promoting the formation and operation of early stage investment funds and private equity investment funds.

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2020.

	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Investment	Shinhan Life Insurance	Orange Life Insurance	Total
Distribution Channels in Korea(1)
Seoul metropolitan	358	1	9	52	34	92	546
Gyeonggi province	186	—	4	20	22	2	234
Six major cities:	161	1	8	25	29	17	241
Incheon	57	—	1	3	6	2	69
Busan	37	1	2	6	9	6	61
Gwangju	13	—	1	3	4	2	23
Daegu	24	—	1	7	4	4	40
Ulsan	14	—	1	3	2	1	21
Daejeon	16	—	2	3	4	2	27

Sub-total	705	2	21	97	85	111	1,021

Others	154	31	8	21	30	4	248

Total	859	33	29	118	115	115	1,269

Note:

(1)	Includes our main office and those of our subsidiaries.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2020, Shinhan Bank’s branch network in Korea comprised of 859 service centers, consisting of our headquarters, 667 retail banking service centers, 13 large corporate banking service centers, 50 corporate banking services centers and 129 hybrid banking branches designed to serve retail as well as small-business corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers. Recently, Shinhan Bank has been actively adopting digital technology to improve operational efficiency of its banking service channels. For example, Shinhan Bank introduced digital kiosks to banking branches, established ‘Paperless Banking’ by replacing paper applications with electronic documents, implemented a “robotic process automation system” for the automation of certain tasks and processes and increased the volume of client communications through non-face-to-face platforms.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. In December 2015, Shinhan Bank introduced digital kiosks, a new generation of automated self-service machines in the Seoul metropolitan area featuring biometric authentication technology and the ability to perform a wide range of services that were not available through traditional ATMs, such as opening new accounts, issuance of debit and check cards, foreign currency exchange and overseas remittance of foreign currency. These digital kiosks are currently being operated at 44 branches in the Seoul metropolitan area. As of December 31, 2020, Shinhan Bank had 5,472 ATMs, 12 cash dispensers and 37 digital kiosks. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2020, automated banking machine transactions accounted for a substantial portion of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Digital Banking

Shinhan Bank’s Internet banking services are more comprehensive than those available at the counter, including services such as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Shinhan Bank also offers mobile banking services in order to enable customers to make speedy, convenient and secure banking transactions using mobile phones. As of December 31, 2020, Shinhan Bank had 20,619,693 subscribers to its Internet banking services and 16,621,500 users of its smart banking apps, representing an increase of 2.2% and 9.2%, respectively, compared to December 31, 2019. Shinhan Bank continues to experience a rise in the number of online and mobile banking users. Shinhan Bank began offering online and mobile banking initially with a view to saving costs rather than increasing revenues, but is currently exploring ways to leverage the possibility of increase revenues through online and mobile banking given that these services offer customers with easier and more convenient access to banking services without limitations of time and space as well as offer tailored and customized service to each customer. In September 2017, Shinhan Bank launched “Shinhan Tong,” a new mobile and web based platform that is more user friendly and easier to access than previous platforms and does not require additional applications or certifications. Shinhan Tong utilizes mobile identification and non-face-to-face identity authentication technology, which allows users to open new bank accounts, exchange currencies and use other services such as credit card application services without having to visit a physical bank branch. In February 2018, Shinhan Bank launched “SOL”, a new mobile banking application integrating Shinhan Bank’s six previously existing mobile applications such as the Shinhan S Bank and Sunny Bank applications. SOL is the cumulation of Shinhan Bank’s efforts to provide a customer oriented and user friendly mobile banking platform and features, among others, easy-to-use biometric and non-face-to-face identity authentication technology. In addition to innovative features allowing customers to withdraw from their accounts at other banks using Shinhan Bank’s ATMs and transfer funds with minimal time and effort (for example, with no need to log in or insert account numbers), Shinhan Bank began offering open banking service in October 2019, allowing customers to access accounts, products and services across multiple banks using only SOL. In November 2019, Shinhan Bank also launched “SOL Global”, a mobile banking application for foreigners, allowing foreign customers to use open banking and various other financial services. Shinhan Bank continues to expand the scope of its mobile banking services by providing innovative offerings, including “SOL Land”, a mobile application providing information on real estate prices and loan limits, and “SOL Trip”, a mobile application providing travel-related services such as foreign currency exchange and travel insurance services. In 2020, Shinhan Bank expanded the network of financial institutions accessible through SOL’s open banking service and implemented upgrades allowing users to further customize the user interface to reflect personal asset management preferences. In addition, in August 2020, Shinhan Bank launched a housing subscription consulting service through SOL, allowing users to assess their housing subscription points based on big data analysis. In 2020, Shinhan Bank launched the COVID-19 Government relief application service through SOL, allowing users to apply for Government emergency funds through the mobile application. In addition, in February 2020, Shinhan Bank launched a medical insurance claim service on SOL, allowing users to easily submit medical insurance claims by sending photos of supporting documents through the SOL mobile application. In line with the recent trends of “live commerce”, in October 2020, Shinhan Bank also launched “SOL Live,” a live broadcast marketing stream channel for financial products. In October 2020, Shinhan Bank upgraded the “Shinhan S Corporate Bank” platform to launch “Shinhan SOL Biz”, a non-face-to-face application for corporate clients, with the goal of improving the platform so that Shinhan Bank can offer non-face-to-face channels to corporate clients that are as convenient and user-friendly as Shinhan Bank’s online retail banking platforms.

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2020.

Business Unit	Location	Year Established or Acquired
Subsidiaries(1)

Shinhan Bank Europe GmbH(2)	Frankfurt, Germany	1994
Shinhan Bank America	New York, U.S.A.	1990
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Bank (Cambodia) PLC	Phnom Penh, Cambodia	2007
Shinhan Bank Kazakhstan Limited	Almaty, Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(3)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(4)	Ho Chi Minh City, Vietnam	2011
Banco Shinhan de Mexico(5)	Mexico City, Mexico	2015
PT Bank Shinhan Indonesia(6)	Jakarta, Indonesia	2016

Branches
New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Kancheepuram	India	2010
Pune	India	2014
Manila	Philippines	2015
Dubai	United Arab Emirates	2015
Sydney	Australia	2016

Business Unit	Location	Year Established or Acquired
Yangon	Myanmar	2016
Ahmedabad	India	2016
Ranga Reddy	India	2016

Representative Offices(7)
Mexico	Mexico City, Mexico	2008
Uzbekistan	Tashkent, Uzbekistan	2009
Poland(1)	Wroclaw, Poland	2014

Notes:

(1)	Shinhan Bank’s subsidiary in Hong Kong SAR, China, Shinhan Asia Ltd., was liquidated as of July 14, 2020.
(2)	Shinhan Bank Europe GmbH established a representative office in Poland in 2014.
(3)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.
(4)	Prior to the establishment of this subsidiary in 2011, Shinhan Bank provided banking services in Vietnam through a branch since 1995.
(5)	Banco Shinhan de Mexico commenced operations in March 2018.
(6)

Shinhan Bank acquired a 98.01% stake in Bank Metro Express and a 100% stake in Centratama Nasional Bank, two banks in Indonesia, in November 2015 and December 2016, respectively. On March 3, 2016, Bank Metro Express obtained a license to conduct business activities in the name of PT Shinhan Bank Indonesia. Centratama Nasional Bank was merged with PT Bank Shinhan Indonesia on December 6, 2016.

(7)	Shinhan Bank’s representative office in Myanmar was closed as of June 8, 2018.

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

The branch network for our credit card operations consisted of 876 branches as of December 31, 2020 of Shinhan Bank and 29 card sales branches of Shinhan Card. The use of the established distribution network of

Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2020, the number of new cardholders acquired through our banking distribution network accounted for approximately 27.2% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2020, and the number of new cardholders acquired through sales agents accounted for approximately 34% of the total number of Shinhan Card’s new cardholders in 2020. As of December 31, 2020, Shinhan Card had 2,370 sales agents, who were independent contractors. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is generally tied to the transaction volume of the customers introduced by them, and we believe this system helps to enhance profitability.

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

In November 2014, as an initial step to exploring potential opportunities overseas, Shinhan Card established its first overseas subsidiary in Kazakhstan, LLP MFO Shinhan Finance, as Kazakhstan was deemed to have relatively low entry barriers to foreign financial institutions, high growth potential for retail operations and the possibility of leveraging Shinhan Bank’s network. LLP MFO Shinhan Finance obtained its business license in the first half of 2015 and commenced operations in July 2015, including installment financing and credit loans. In 2018, LLP MFO Shinhan Finance expanded its sales channels and introduced new credit loan products. In 2019 and 2020, LLP MFO Shinhan Finance further expanded its sales coverage, including by opening a sales office in Shymkent in 2020. In 2021, LLP MFO Shinhan Finance plans to diversify and optimise its product portfolio.

In December 2015, Shinhan Card acquired a majority stake in PT Swadharma Indotama Finance, a multi finance company in Indonesia, and changed its legal name to PT Shinhan Indo Finance. PT Shinhan Indo Finance engages in corporate and retail operations, including installment financing and financial leases, and began offering credit card services in January 2017 after obtaining its credit card business license in December 2016. In 2018, PT Shinhan Indo Finance began to expand its retail business across Indonesia. In 2019, PT Shinhan Indo Finance launched its joint finance product with Shinhan Bank, maintaining a conservative approach to its retail business while steadily increasing its corporate leasing assets, particularly corporate fleet vehicle finance products. In 2020, PT Shinhan Indo Finance focused on expanding its fleet business and improving its financial performance. In 2021, PT Shinhan Indo Finance plans to maintain its fleet-centered strategy and also plans to explore additional partnerships for new businesses.

In March 2016, to accelerate our global business expansion, we established Shinhan Microfinance, a local subsidiary in Myanmar. Shinhan Microfinance obtained its microfinance business license in July 2016 and launched operations in September 2016. In 2017, it expanded its business operations from Yangon to nearby Bago. In 2018, Shinhan Microfinance increased its assets and profit volume by diversifying the range of microfinance products it offers. In 2019, Shinhan Microfinance actively expanded its sales network and sought long term growth opportunities. In 2020, Shinhan Microfinance has grown significantly despite the spread of COVID-19 by expanding its branch network and launching new products. In 2021, Shinhan Microfinance plans to focus on risk management to achieve stable growth amidst the continued instability from the COVID-19 situation.

In January 2018, Shinhan Card acquired Prudential Vietnam Finance Company Limited in order to gain a stronger presence in Vietnam and increase synergy with Shinhan Bank and Shinhan Investment’s Vietnam operations. In July 2019, Shinhan Card changed its legal name into Shinhan Vietnam Finance Company Ltd. (“Shinhan Vietnam Finance Company”). Utilizing its relatively lower funding cost resulting from cooperation with other affiliates in Vietnam such as Shinhan Bank and Shinhan Investment, Shinhan Vietnam Finance was able to expand its asset base, reaching total assets of US$342 million as of December 31, 2020. The State Bank of Vietnam recently introduced Circular 18, which amends the regulation on consumer lending activities in Circular 43 and is aimed at improving soundness of Vietnam’s consumer finance industry and facilitating a transition towards a cashless society by regulating the proportion of direct disbursements (for example, cash loans) to the total outstanding loans. According to the amendment, the rate of total consumer loans with direct disbursements to total consumer credit balance should gradually be decreased to 30% by 2024. In 2020, in concurrence with the State Bank of Vietnam’s policies promoting consumer finance and movement towards a cashless society, Shinhan Vietnam Finance Company further diversified its offerings to include installment financing for automobiles and durable goods. Shinhan Vietnam Finance Company also launched iShinhan 3.0, a non-face-to-face loan platform. Shinhan Vietnam Finance Company plans to grow into a leading consumer finance company in Vietnam by accelerating digital transformation to increase business efficiency and create customer value. In response to the new regulatory changes, Shinhan Vietnam Finance plans to further diversify its business offerings and continue to leverage Shinhan Card’s digitalization capabilities to increase efficiency and provide customers with innovative services.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2020, Shinhan Investment had 118 service centers nationwide, and four overseas subsidiaries based in Hong Kong, New York, Vietnam and Indonesia to service our corporate customers.

Approximately 61% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net-worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Investment and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance and Orange Life Insurance. Both Shinhan Life Insurance and Orange Life Insurance, in addition to distributing bancassurance products through our bank branches, also distribute a wide range of life insurance products through their own branch network, agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2020, Shinhan Life Insurance and Orange Life Insurance had 115 and 115 branches and 7 and 3 customer support centers, respectively. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2020, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks, two Internet-only banks and branches and subsidiaries of 36 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Shinhan Bank’s net interest margin (on a separate basis) declined to 1.37% in 2020 from 1.54% in 2019 due to, at least partly, decreases in base interest rate by the Bank of Korea from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020 and may decline further if the base interest rate is decreased again during 2021. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Further, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan

Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Also, over the years, the Government has implemented regulations lowering certain merchant fees chargeable by credit card companies. In 2012, the Government adopted regulations mandating lower merchant fees chargeable to small- and medium-sized enterprises, and beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized enterprises went into effect. The Enforcement Decree of the Specialized Credit Finance Business Act was amended in July 2017 and January 2019 to further expand the range of small- and medium-sized enterprises subject to lower merchant fees, additional amendments to regulations requiring further downward adjustments to merchant fees may come into force in the future. Additional adjustments to merchant fees are expected during 2021, which may further reduce merchant fees for credit card companies, including Shinhan Card. For further details on the Government’s regulations on merchant fees chargeable by credit card companies, See “Item 3.D. Risk Factors — Risks Relating to Our Credit Card Business — Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.” In addition, since the implementation of the Improper Solicitation and Graft Act in September 2016, revenue growth for corporate cards and service related industries such as dining, floral and entertainment have shown signs of decline, and additional regulations on loans reducing maximum interest rates chargeable from 24% to 20% is expected to come into effect in July 2021. These developments have put further downward pressure on the results of operations for credit card companies, including Shinhan Card. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea recently, including Hana Financial Group’s acquisition of Korea Exchange Bank in 2012 and the resulting merger of Hana Bank and Korea Exchange Bank in September 2015. In October 2014, the Government’s ownership interests in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group (now BNK Financial Group), respectively. In January 2019, Woori Financial Group was established pursuant to a comprehensive stock exchange under the Korean Commercial Code whereby holders of the common stock of Woori Bank and certain of its subsidiaries transferred all of their shares to Woori Financial Group (the new financial holding company) and in return received shares of Woori Financial Group. As a result, Woori Bank and certain of its former wholly-owned subsidiaries became direct and wholly-owned subsidiaries of Woori Financial Group. The Korea Deposit Insurance Corp., which as of December 31, 2020 owned 17.25% of the outstanding common stock of Woori Financial Group, is expected to sell all of such common stock in multiple transactions by 2022 in accordance with its plan that was approved by the Financial Services Commission in June 2019. In the securities brokerage sector, Mirae Asset acquired KDB Daewoo Securities in 2016, creating the largest brokerage company in Korea by assets, and on June 1, 2016, KB Financial Group completed its acquisition of Hyundai Securities and merged it with its existing brokerage unit, KB Investment & Securities Co, creating the fifth largest brokerage company in Korea by assets. In the asset management business sector, Woori Financial Group acquired two asset management companies, Tongyang Asset Management and ABL Global Asset Management (former Allianz Global Investors). In August 2021, KB Financial Group completed the acquisition of Prudential Life Insurance, the former Korean unit of Prudential Financial Inc. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses and closed on February 1, 2019. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance has become our wholly owned subsidiary as of such date. A merger between Shinhan Life Insurance and Orange Life Insurance is currently underway, with Shinhan Life Insurance to be the surviving entity upon completion of the merger which is subject to approval by the Financial Services Commission. On September 29, 2020, we acquired a 96.8% interest in Neoplux, a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code, and hence Neoplux has become our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment. In addition, on January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since July 2015, the Financial Services Commission has provided, through the Korea Financial Telecommunications and Clearings Institute, the integrated automatic payment transfer management service, which allows account holders to search for, terminate or modify automatic payments they have set up with financial institutions participating in such service (currently including banks, securities companies and other financial institutions such as The Post Office, Korean Federation of Community Credit Cooperatives, National Credit Union Federation of Korea, Mutual Savings Bank and National Forestry Cooperative Federation). In addition, the Financial Services Commission began providing the integrated account management service from December 2016, which allows account holders to search for detailed information of their bank accounts opened in banks participating in such service, close small-sum inactive accounts (i.e., accounts with no transaction activity during the previous one year period and with a balance of less than ~~W~~500,000) and transfer the balance in such accounts to other accounts. Moreover, in December 2017, the Financial Services Commission introduced the “my account at a glance” system, which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on one page. The “my account at a glance” system became available on mobile channels in February 2016 and expanded its scope of services to include savings banks and securities companies. Since their introduction, the integrated automatic payment transfer management service, integrated account management service and “my account at a glance” system have gained widespread acceptance. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market. Moreover, since January 1, 2020, in calculating loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. This may further intensify competition for corporate loans and deposits among commercial banks and, as a result, Shinhan Bank may face difficulties in increasing or retaining its corporate loans and deposits, which in turn may result in an increase in its cost of funding.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. Also, widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to the competitive threat faced by existing credit card service providers, including our credit card subsidiary. In 2015, the Government announced its plans to allow Internet-only banks to operate in Korea. KT consortium’s K-Bank and Kakao consortium’s Kakao Bank commenced operations in April 2017 and July 2017, respectively, and Viva Republica consortium’s Toss Bank obtained preliminary business authorization from the Financial Services Commission on December 16, 2019 and filed with the Financial Services Commission the application for final business authorization on February 5, 2021. Internet-only banks may have advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

As part of the Government’s financial policies to promote innovative digital finance, 10 commercial banks, including Shinhan Bank, began offering a preliminary open banking service in October 2019. More local banks and fintech companies joined in December 2019, when the open banking service was fully and officially launched. Open banking service allows each fintech company and bank to provide banking services, such as checking balances and making withdrawals and transfers, with regards to customers’ accounts at other banks. Using open banking service, customers can easily access accounts, products and services across multiple banks, instead of being limited to the accounts, products and services available at the particular bank that they deal with. In addition, on January 9, 2020, the Korean National Assembly passed amendments to three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information). These amendments introduced the MyData service, allowing and requiring (upon the customer’s request and subject to compliance requirements) financial institutions that have been approved by the Financial Service Commission as a MyData service provider access and sharing of customers’ personal information, credit information and transaction data. On January 27, 2021, Shinhan Bank and Shinhan Card each obtained a license from the Financial Services Commission as a MyData service provider and are planning to provide advanced wealth management and various financial services. If and when fintech companies receive authorization as MyData service providers, we expect competition for customers among banks and fintech firms such as Kakao Pay, Toss and Bank Salad to intensify.

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

Description of Assets and Liabilities

Loans

As of December 31, 2020, our total gross loan portfolio was ~~W~~360,804 billion, which represented an increase of 10.1% from ~~W~~327,578 billion on December 31, 2019. The increase in our portfolio primarily reflects a 12.5% increase in corporate loans and an 9.2% increase in retail loans.

Loan Types

The following table presents our loans by type as of the dates indicated. Except where specified otherwise, all loan amounts stated below are before deduction of allowance for credit losses on loans. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2016		2017		2018(6)		2019(6)		2020(6)
	(In billions of Won)
Corporate
Corporate loans(1)	~~W~~	128,672	~~W~~	138,277	~~W~~	151,647	~~W~~	161,501	~~W~~	179,255
Public and other(2)		2,154		2,298		2,831		3,312		3,735
Loans to banks(3)		4,730		2,970		3,586		2,634		5,492
Lease financing		1,814		1,713		1,726		1,683		1,773

Total — Corporate		137,370		145,258		159,790		169,130		190,255

Retail
Mortgages and home equity		56,235		59,078		62,394		68,074		73,188
Other retail(4)		47,949		52,512		58,438		66,350		73,602

Total — Retail		104,184		111,590		120,832		134,424		146,790

Credit cards		19,450		20,641		22,448		24,024		23,759

Total loans(5)	~~W~~	261,004	~~W~~	277,489	~~W~~	303,070	~~W~~	327,578	~~W~~	360,804

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.
(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.
(3)	Consists of interbank loans and call loans.
(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.
(5)	As of December 31, 2016, 2017, 2018, 2019 and 2020, 88.9%, 88.2%, 88.9%, 87.9% and 87.5% of our total gross loans, respectively, were Won-denominated.
(6)

Loan amounts as of December 31, 2018, 2019 and 2020 include loans at amortized cost and loans at fair value classified in accordance with IFRS 9. Corporate loans include loans at fair value in the amount of ~~W~~1,209 billion, ~~W~~2,155 billion and ~~W~~2,017 billion as of December 31, 2018, 2019 and 2020, respectively.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Individual Borrower

As of December 31, 2020, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~85,980.4 billion. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2020.

	As of December 31, 2020
	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure
	(In billions of Won)
Ministry of Economy and Finance	~~W~~	—	~~W~~	—	~~W~~	37,097.8	~~W~~	—	~~W~~	—	~~W~~	37,097.8
Korea Housing Finance Corporation		—		—		9,277.6		—		—		9,277.6
Bank of Korea.		1,380.0		—		5,340.5		0.1		—		6,720.6
Korea Development Bank		4.4		21.8		6,026.2		—		—		6,052.4
Industrial Bank of Korea.		684.3		189.2		4,772.4		—		—		5,645.9
Export-Import Bank of Korea		—		10.8		2,519.7		26.9		—		2,557.3
NongHyup Bank.		920.5		6.5		1,500.9		48.9		—		2,476.9
Samsung Electronics Co., Ltd.		—		1,940.6		—		—		—		1,940.6
Kookmin Bank		720.1		116.8		760.3		13.4		—		1,610.6
Woori Bank.		390.0		205.4		850.1		—		—		1,445.5
KEB Hana Bank		700.5		143.1		574.5		1.9		—		1,420.1
Korea Land & Housing Corporation.		—		—		1,415.6		—		—		1,415.7
Korea Expressway Corporation.		—		—		1,374.9		—		—		1,374.9
S-Oil Corporation		0.5		424.3		231.4		491.0		—		1,147.3
KB Kookmin Card Co., Ltd		—		—		1,114.8		—		—		1,114.8
Hotel Lotte		—		459.0		350.0		276.5		—		1,085.4
National Agricultural Cooperative Federation.		55.4		—		945.3		—		—		1,000.8
Korea Electric Power Corporation.		0.3		—		798.5		111.5		—		910.2
Korea National Railway		0.2		—		853.3		—		—		853.5
Hyundai Steel.		137.7		279.6		383.1		32.3		—		832.7

Total	~~W~~	4,994.0	~~W~~	3,797.1	~~W~~	76,187.0	~~W~~	1,002.3	~~W~~	—	~~W~~	85,980.4

Exposure to Main Debtor Groups

As of December 31, 2020, our total exposure to the main debtor groups as identified by the Governor of the Financial Supervisory Service amounted to ~~W~~31,585 billion. The main debtor groups are largely comprised of chaebols. The following table shows, As of December 31, 2020, our total exposures to the 10 main debtor groups to which we have the largest exposure.

	As of December 31, 2020
Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure
	(In billions of Won)
Hyundai Motors	~~W~~	702.5	~~W~~	2,347.7	~~W~~	1,999.6	~~W~~	399.0	~~W~~	0.0	~~W~~	5,448.7
Samsung		290.8		2,553.1		1,190.7		857.2		0.0		4,891.9
SK		382.7		395.8		1,495.4		735.4		0.0		3,009.3
Lotte		105.8		926.3		1,558.4		418.5		0.0		3,008.9
LG		250.3		671.0		968.8		586.8		0.0		2,476.9
LS		197.3		514.2		230.5		713.8		0.0		1,655.8
Hanwha		247.9		315.9		750.0		274.3		0.0		1,588.1
Hyundai Heavy Industries		146.8		177.9		344.3		902.6		—		1,571.6
GS		34.6		127.3		445.7		605.3		0.0		1,213.0
S-Oil		0.5		424.3		231.4		491.0		—		1,147.3

Total	~~W~~	2,359.3	~~W~~	8,453.6	~~W~~	9,214.7	~~W~~	5,983.9	~~W~~	0.1	~~W~~	26,011.5

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2020.

	As of December 31, 2020
Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing	~~W~~	51,705	27.2%
Real estate, leasing and service		39,147	20.6
Retail and wholesale		23,379	12.3
Finance and insurance		21,529	11.3
Transportation, storage and communication		5,590	2.9
Hotel and leisure		9,254	4.9
Construction		4,036	2.1
Other service(1)		21,679	11.4
Other(2)		13,936	7.3

Total	~~W~~	190,255	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Maturity Analysis

The following table sets out the scheduled maturities (presented in terms of time remaining until maturity) of our loan portfolio as of December 31, 2020. The amounts below are before allowance for credit losses on loans and deferred loan origination costs and fees. In the case of installment payment loans, maturities have been adjusted to take into account the timing of installment payments.

	As of December 31, 2020
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Years(1)		Total
	(In billions of Won)
Corporate:
Corporate loans	~~W~~	109,499	~~W~~	64,774	~~W~~	4,982	~~W~~	179,255
Public and other		1,724		1,584		427		3,735
Loans to banks		4,907		515		70		5,492
Lease financing		578		1,186		9		1,773

Total corporate	~~W~~	116,708	~~W~~	68,059	~~W~~	5,488	~~W~~	190,255

Retail:
Mortgage and home equity	~~W~~	13,457	~~W~~	22,579	~~W~~	37,152	~~W~~	73,188
Other retail		46,240		17,783		9,579		73,602

Total retail	~~W~~	59,697	~~W~~	40,362	~~W~~	46,731	~~W~~	146,790

Credit cards	~~W~~	20,678	~~W~~	2,878	~~W~~	203	~~W~~	23,759

Total loans	~~W~~	197,083	~~W~~	111,299	~~W~~	52,422	~~W~~	360,804

Note:

(1)	Includes overdue loans.

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

Interest Rate Sensitivity

The following table presents a breakdown of our loans in terms of interest rate sensitivity as of December 31, 2020.

	As of December 31, 2020
	Due Within 1 Year		Due After 1 Year		Total
	(In billions of Won)
Fixed rate loans(1)	~~W~~	57,600	~~W~~	39,480	~~W~~	97,080
Variable rate loans(2)		139,483		124,241		263,724

Total loans	~~W~~	197,083	~~W~~	163,721	~~W~~	360,804

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.
(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

Interest foregone is interest due on nonaccrual loans that has not been accrued in our books of account. In 2016, 2017, 2018, 2019 and 2020, we would have recorded gross interest income of ~~W~~91 billion, ~~W~~96 billion, ~~W~~66 billion, ~~W~~64 billion and ~~W~~ 59 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2016, 2017, 2018, 2019 and 2020 were ~~W~~38 billion, ~~W~~42 billion, ~~W~~36 billion, ~~W~~38 billion and ~~W~~33 billion, respectively.

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

	As of December 31,
	2016		2017		2018		2019		2020
	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Corporate	~~W~~	1,102	~~W~~	1,035	~~W~~	897	~~W~~	903	~~W~~	1,139
Retail		243		311		358		413		467
Credit cards		86		67		92		101		106

Sub-total		1,431		1,413		1,347		1,417		1,712

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		234		199		199		258		329
Retail		313		440		706		874		661
Credit cards		369		509		558		545		431

Sub-total		916		1,148		1,463		1,677		1,421

Total	~~W~~	2,347	~~W~~	2,561	~~W~~	2,810	~~W~~	3,094	~~W~~	3,133

Note:

(1)

“Troubled debt restructuring” and loans for which payment of interest and/or principal became past due by 90 days or more (adjusting for any overlap due to loans that satisfy both prongs so as to avoid double counting) may be included in loans accounted for on a nonaccrual basis.

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

	As of December 31,
	2016		2017		2018		2019		2020
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	~~W~~	133	~~W~~	10	~~W~~	12	~~W~~	89	~~W~~	96
Loans classified as “troubled debt restructurings” (including nonaccrual and past due loans)	~~W~~	526	~~W~~	502	~~W~~	440	~~W~~	425	~~W~~	290

The following table presents, for the periods indicated and with respect to the restructured loans, the amounts that would have been recorded as our interest income under the original contract terms of the restructured loans, and the amounts that were actually recorded as our interest income for such loans under the restructured contractual terms of such loans.

	As of December 31,
	2016		2017		2018		2019		2020
	(In billions of Won)
Interest income under the original contractual terms of the restructured loans(1)	~~W~~	17	~~W~~	15	~~W~~	19	~~W~~	19	~~W~~	13
Interest income under the restructured contractual terms of the restructured loans(1)	~~W~~	8	~~W~~	11	~~W~~	7	~~W~~	6	~~W~~	3

Note:

(1)	Includes nonaccrual and past due loans.

The following table presents a breakdown of the outstanding balance and specific allowance for credit losses on loans as of December 31, 2016, 2017, 2018, 2019 and 2020 of corporate loans classified as “troubled debt restructurings” (including nonaccrual and past due loans) by the type of restructuring to which such loans are subject.

	As of December 31,
	2016				2017				2018				2019				2020
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Workout	~~W~~	410	~~W~~	214	~~W~~	387	~~W~~	275	~~W~~	331	~~W~~	237	~~W~~	292	~~W~~	140	~~W~~	190	~~W~~	86
Recovery Proceedings		113		32		109		36		98		34		121		32		95		28
Others(1)		3		2		6		5		11		5		12		8		5		5

Total	~~W~~	526	~~W~~	248	~~W~~	502	~~W~~	316	~~W~~	440	~~W~~	276	~~W~~	425	~~W~~	180	~~W~~	290	~~W~~	119

Note:

(1)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).

The following table presents the outstanding balance and specific allowance for credit losses on loans as of December 31, 2016, 2017, 2018, 2019 and 2020 of retail loans (including nonaccrual and past due loans) subject to credit rehabilitation programs for retail borrowers. All such loans became modified under credit rehabilitation programs and became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral. For more information on the credit rehabilitation program, see “— Credit Exposures to Companies in Workout and Recovery Proceedings — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

	As of December 31,
	2016				2017				2018				2019				2020
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Retail loans subject to credit rehabilitation programs(1):	~~W~~	84	~~W~~	49	~~W~~	118	~~W~~	70	~~W~~	84	~~W~~	46	~~W~~	126	~~W~~	73	~~W~~	148	~~W~~	81

Note:

(1)	Includes nonaccrual and past due loans.

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

	As of and for the year ended December 31,
	2016		2017		2018		2019		2020
	(In billions of Won)
Impaired and nonaccrual restructured loans	~~W~~	393	~~W~~	492	~~W~~	428	~~W~~	336	~~W~~	194
Total charge-off of restructured loans	~~W~~	118	~~W~~	89	~~W~~	59	~~W~~	138	~~W~~	80
Charge-off as part of debt-to-equity conversion	~~W~~	22	~~W~~	68	~~W~~	67	~~W~~	230	~~W~~	59

Credit Exposures to Companies in Workout and Recovery Proceedings

Our credit exposures to restructuring are monitored and managed by our Corporate Credit Support Department. As of December 31, 2020, 0.08% of our total loans, or ~~W~~290 billion (of which ~~W~~194 billion was classified as nonaccrual and ~~W~~96 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures generally takes the form of workout and recovery proceedings.

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

The resolution at the Creditor Committee is generally passed by an approval of the Financial Creditors representing at least 75% of the outstanding credit to the Failing Company of the Financial Creditors who constitute the Creditor Committee; provided that if a single Financial Creditor holds at least 75% of the outstanding credit, the resolution shall be passed by an approval of not less than 40% of the total number of the Financial Creditors who constitute the Creditor Committee, including such single Financial Creditor. An additional approval of the Financial Creditors holding interests in 75% or more of the total amount of the secured claims owned by the Financial Creditors constituting the Creditor Committee against the Failing Company is required with respect to the debt rescheduling of the Failing Company.

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

As of December 31, 2020, the total loan amount subject to recovery proceedings was ~~W~~95 billion. No loan amount was subject to court receivership or composition proceedings.

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

•

Interest rate adjustment: The interest rate of unsecured loans may be adjusted to 50% of the original interest rate within the range of the highest interest rate of 10% per annum and the lowest interest rate of 5% per annum; provided that if the original interest rate is less than 5% per annum, no adjustment applies. The adjusted interest rate applies to the principal amount following any adjustment thereto as part of the pre-workout program, and no interest accrues on the interest already accrued or fees payable.

•	Debt forgiveness: Debt forgiveness under the pre-workout program is limited to the default interest.

•

Deferral: If the foregoing three measures are deemed to be insufficient in terms of providing meaningful assistance to a qualifying borrower due to layoff, unemployment, business closure, disaster or earnings loss, loan repayment may be deferred for a maximum of three year, provided that the pre-workout committee may extend such deferral period every six months, for a period not to exceed six months, upon the borrower’s application. The deferral period is not counted toward the repayment period, and interest accrues at 2% per annum during the deferral period.

In 2020, the aggregate amount of our retail credit (including credit card receivables) which became subject to the pre-workout program was ~~W~~148 billion. We believe that our participation in such pre-workout program has not had a material impact on the overall asset quality of our retail loans and credit card portfolio or on our results of operations and financial condition to date.

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

Loan Modification Programs for Loans under Troubled Debt Restructuring

We generally offer the following types of concessions in relation to restructured loans: reduction of interest rate, forgiveness of overdue interest, extension of the term for repayment of principal, conversion of debt into equity or a combination of the foregoing. The nature and degree of such concessions vary depending on, among other things, the creditworthiness of the borrower, the size of loans being restructured, the existing terms of the loans and other factors deemed relevant by the relevant creditors’ committee. We generally do not restructure an existing loan into multiple new loans. More recently, various Government-led financial support programs introduced in response to the COVID-19 pandemic, such as loan rescheduling and principal and interest payment deferral programs, have helped financial institutions, including Shinhan Bank, manage their asset quality at a stable level. Such financial support programs have been introduced since April 1, 2020 and are available to small- and medium-sized enterprises and SOHOs that meet certain criteria, such as that they have not been delinquent on their prior loans and are not subject to liquidation or bankruptcy proceedings. Such financial support programs are expected to continue through September 30, 2021. Our participation in such Government initiatives may lead us to extend credit to small- and medium-sized enterprises and SOHOs that we would not otherwise extend, or offer terms on such credit that we would not otherwise offer, in the absence of such initiatives. There is no guarantee that the financial condition and liquidity of the small- and medium-sized enterprises benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis or at all. Accordingly, an increase in our exposure to small- and medium-sized enterprise borrowers resulting from such Government initiatives may have a material adverse effect on our financial condition and results of operations. We have classified the loans subject to loan rescheduling and principal and interest payment deferral under such financial support programs into stage 2 loans. For further details of our exposures due to such financial support programs, see Note 48 of the notes to our consolidated financial statements included in this annual report. For a discussion of expected credit losses related to the COVID-19 pandemic, see Note 4 of the notes to our consolidated financial statements included in this annual report.

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2016, 2017, 2018, 2019 and 2020 by our loan modification programs, as further categorized according to the loan category and performing versus non-performing status at each fiscal year end.

As of December 31, 2016
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	92	~~W~~	92
Reduction of interest rate		3		234		237
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		37		37
Others(2)		116		44		160

Total	~~W~~	119	~~W~~	407	~~W~~	526

As of December 31, 2017
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	3	~~W~~	82	~~W~~	85
Reduction of interest rate		9		299		308
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		—		—
Others(2)		70		39		109

Total	~~W~~	82	~~W~~	420	~~W~~	502

As of December 31, 2018
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	3	~~W~~	79	~~W~~	82
Reduction of interest rate		8		250		258
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		—		—
Others(2)		43		57		100

Total	~~W~~	54	~~W~~	386	~~W~~	440

As of December 31, 2019
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	76	~~W~~	76
Reduction of interest rate		45		211		256
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		2		2
Others(2)		56		35		91

Total	~~W~~	101	~~W~~	324	~~W~~	425

As of December 31, 2020
Modification Programs	Non-Performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	~~W~~	3	~~W~~	—	~~W~~	3
Reduction of interest rate		29		186		215
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		1		1
Others(2)		35		36		71

Total	~~W~~	67	~~W~~	223	~~W~~	290

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.
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

Debt-to-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to loans that are in the latter category, we convert a portion of such loans into equity securities following negotiation with the borrowers and charge off the remainder of such loans as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2020, our loans restructured into equity securities amounted to ~~W~~33 billion, which was subsequently charged off.

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

We classify potential problem loans as loans that are designated as “early warning loans” and reported to the Financial Supervisory Service. The “early warning loans” designation applies to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem loans on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Supervisory Service. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Supervisory Service, we consider this to be an indication of serious doubt as to such borrower’s ability to comply with repayment terms in the near future. As of December 31, 2020, we had ~~W~~673 billion of potential problem loans.

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current		Past Due Up to 3 Months		Past Due 3-6 Months		Past Due More Than 6 Months		Total
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount
	(In billions of Won, except percentages)
2016	258,650	99.10	1,180	0.45	643	0.25	531	0.20	261,004
2017	274,935	99.08	1,479	0.53	616	0.22	459	0.17	277,489
2018	300,324	99.09	1,656	0.55	684	0.23	406	0.13	303,070
2019	324,458	99.05	1,795	0.55	772	0.24	553	0.16	327,578
2020	357,729	99.15	1,386	0.38	769	0.21	920	0.26	360,804

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2016		2017		2018		2019		2020
	(In billions of Won, except percentages)
Total non-performing loans	~~W~~	1,174	~~W~~	1,075	~~W~~	1,090	~~W~~	1,325	~~W~~	1,689
As a percentage of total loans		0.45%		0.39%		0.36%		0.40%		0.47%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2016					2017					2018					2019					2020
	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	~~W~~	128,672	~~W~~	480	0.37%	~~W~~	138,277	~~W~~	325	0.24%	~~W~~	151,647	~~W~~	278	0.18%	~~W~~	161,501	~~W~~	388	0.24%	~~W~~	179,255	~~W~~	716	0.40%
Public and other (2)		2,154		—	—		2,298		1	0.04		2,831		—	—		3,312		12	0.36		3,735		14	0.37
Loans to banks		4,730		—	—		2,970		—	—		3,586		—	—		2,634		—	—		5,492		—	—
Lease financing		1,814		20	1.10		1,713		15	0.88		1,726		16	0.93		1,683		17	1.01		1,773		13	0.73

Total corporate		137,370		500	0.36		145,258		341	0.23		159,790		294	0.18		169,130		417	0.25		190,255		743	0.39

Retail
Mortgage and home equity		56,235		33	0.06		59,078		45	0.08		62,394		45	0.07		68,074		70	0.10		73,188		63	0.09
Other retail		47,949		222	0.46		52,512		296	0.56		58,438		332	0.57		66,350		385	0.58		73,602		421	0.57

Total retail		104,184		255	0.24		111,590		341	0.31		120,832		377	0.31		134,424		455	0.34		146,790		484	0.33

Credit cards		19,450		419	2.15		20,641		393	1.90		22,448		419	1.87		24,024		453	1.89		23,759		462	1.94

Total	~~W~~	261,004	~~W~~	1,174	0.45%	~~W~~	277,489	~~W~~	1,075	0.39%	~~W~~	303,070	~~W~~	1,090	0.36%	~~W~~	327,578	~~W~~	1,325	0.40%	~~W~~	360,804	~~W~~	1,689	0.47%

Notes:

(1)	The number of days past due of restructured credit card loans is calculated from the first date of non-payment regardless of subsequent modification of terms.
(2)	Includes debtors such as local and regional authorities, state-owned enterprises and non-profit organizations.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2020.

Industry	Aggregate Non- Performing Corporate Loan Balance	Percentage of Total Non-Performing Corporate Loan Balance
	(In billions of Won)	(Percentages)
Construction	32	4.3%
Manufacturing	190	25.6
Real estate, leasing and service	29	3.9
Retail and wholesale	45	6.1
Finance and insurance	15	2.0
Hotel and leisure	14	1.9
Transportation, storage and communication	17	2.3
Other service(1)	66	8.9
Other(2)	335	45.0

Total	743	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2020, our 20 largest non-performing loans accounted 28.9% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2020
		Industry	Gross Principal Outstanding	Allowance for credit losses on loans
		(In billions of Won)
1	Borrower A	Other service	148	—
2	Borrower B	Other service	109	21
3	Borrower C	Other service	58	58
4	Borrower D	Other service	57	—
5	Borrower E	Construction	16	8
6	Borrower F	Finance and insurance	15	13
7	Borrower G	Manufacturing	15	6
8	Borrower H	Manufacturing	14	7
9	Borrower I	Manufacturing	7	—
10	Borrower J	Manufacturing	7	1
11	Borrower K	Other service	5	4
12	Borrower L	Transportation, storage, and communication	5	5
13	Borrower M	Other service	5	2
14	Borrower N	Retail and wholesale	5	4
15	Borrower O	Other service	4	1
16	Borrower P	Manufacturing	4	—
17	Borrower Q	Manufacturing	4	1

		As of December 31, 2020
		Industry	Gross Principal Outstanding	Allowance for credit losses on loans
		(In billions of Won)
18	Borrower R	Real estate, leasing and service	4	—
19	Borrower S	Real estate, leasing and service	3	2
20	Borrower T	Manufacturing	3	2

			488	135

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

In 2020, we sold non-performing loans in the amount of ~~W~~74 billion to third parties, including ~~W~~36 billion transferred to Woori Investment Bank Co., Ltd, an investment management company. Loans transferred to third parties meet the criteria of true sale and are derecognized accordingly.

The following table presents a roll-forward of our non-performing loans in 2020.

	(In billions of Won)
Non-performing loans as of December 31, 2019	~~W~~	1,325

Additional non-performing loans due to delinquency		1,022
Loans sold		(74)
Loans charged off		(409)
Loans modified and returned to performing		(69)
Other adjustments(1)		(106)

Non-performing loans as of December 31, 2020	~~W~~	1,689

Note:

(1)

Represents loans paid down or paid off and loans returned to performing other than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Allocation of Allowance for Credit Losses on Loans

The following table presents, as of the dates indicated, the allocation of our allowance for credit losses on loans by loan type. The table as of December 31, 2018, 2019 and 2020 has been presented separately due to the adoption of IFRS 9 from January 1, 2018.

	As of December 31,
	2018									2019									2020
	(In billions of Won, except percentages)
	12-month expected credit Losses		Lifetime expected credit losses							12-month expected credit Losses		Lifetime expected credit losses							12-month expected credit Losses		Lifetime expected credit losses
			Not-impaired		Impaired		Total		% of Total Allowances			Not-impaired		Impaired		Total		% of Total Allowances			Not-impaired		Impaired		Total		% of Total Allowances
Corporate
Corporate loans	~~W~~	419	~~W~~	568	~~W~~	482	~~W~~	1,469	53.9%	~~W~~	393	~~W~~	511	~~W~~	435	~~W~~	1,339	49.9%	~~W~~	542	~~W~~	650	~~W~~	436	~~W~~	1,628	53.2%
Public and other		4		5		10		19	0.7		4		8		2		14	0.5		6		10		6		22	0.7
Loan to banks		6		—		—		6	0.2		5		0		—		5	0.2		8		—		—		8	0.3
Lease financing		9		9		32		50	1.8		26		20		34		80	3.0		24		15		46		85	2.8

Total corporate		438		582		524		1,544	56.6		428		539		471		1,438	53.6		580		675		488		1,743	57.0
Retail
Mortgages and home equity		2		6		2		10	0.4		2		5		4		11	0.4		3		6		22		31	1.0
Other retail		216		200		368		784	28.8		131		86		165		382	14.2		146		80		176		402	13.1

Total retail		218		206		370		794	29.2		133		91		169		393	14.6		149		86		198		433	14.1
Credit cards		76		240		71		387	14.2		174		365		315		854	31.8		204		374		307		885	28.9
Total allowance for credit losses on loans	~~W~~	732	~~W~~	1,028	~~W~~	965	~~W~~	2,725	100.0%	~~W~~	735	~~W~~	995	~~W~~	955	~~W~~	2,685	100.0%	~~W~~	933	~~W~~	1,135	~~W~~	993	~~W~~	3,061	100.0%

	As of December 31,
	2016			2017
	Amount		% of Total Allowances	Amount		% of Total Allowances
Corporate
Corporate loans	~~W~~	1,312	55.7%	~~W~~	1,285	55.6%
Public and other		8	0.3		5	0.2
Loan to banks		8	0.3		9	0.4
Lease financing		34	1.4		50	2.2

Total corporate		1,362	57.7		1,349	58.4
Retail
Mortgages and home equity		29	1.2		27	1.2
Other retail		267	11.3		331	14.3

Total retail		296	12.5		358	15.5
Credit cards		703	29.8		604	26.1

Total allowance for credit losses on loans	~~W~~	2,361	100.0%	~~W~~	2,311	100.0%

Our total allowance for credit losses on loans increased by ~~W~~376 billion, or 14.0%, to ~~W~~3,061 billion as of December 31, 2020 from ~~W~~2,685 billion as of December 31, 2019, primarily due to the re-estimate of probability of default reflecting forward-looking information and the additional selection of borrowers subject to individual assessment in order to proactively responding to changes in the financial environment, such as the spread of COVID-19, as well as an increase in the proportion of unsecured corporate loans which are subject to higher loss given default rates compared to secured corporate loans.

Our total allowance for credit losses on loans decreased by ~~W~~40 billion, or 1.5%, to ~~W~~2,685 billion as of December 31, 2019 from ~~W~~2,725 billion as of December 31, 2018, primarily due to an increase in the sale and transfer of debt securities as well as an increase in the sale, transfer and charge-offs of non-performing loans.

Analysis of Allowance for Credit Losses on Loans

The following tables present an analysis of our credit losses on loans experience for each of the years indicated. The table for 2018, 2019 and 2020 has been presented separately due to the adoption of IFRS 9 from January 1, 2018.

	As of December 31,
	2018								2019								2020
	12-month expected credit		Lifetime expected credit losses				Total		12-month expected credit		Lifetime expected credit losses				Total		12-month expected credit		Lifetime expected credit losses				Total
	Losses		Not-impaired		Impaired				Losses		Not-impaired		Impaired				Losses		Not-impaired		Impaired
Balance at the beginning of the period	~~W~~	731	~~W~~	1,088	~~W~~	1,053	~~W~~	2,872	~~W~~	732	~~W~~	1,028	~~W~~	965	~~W~~	2,725	~~W~~	735	~~W~~	995	~~W~~	955	~~W~~	2,685
Stage Transfer		52		(52)		—		—		56		14		(70)		—		33		(86)		53		—
Amounts charged against income		24		160		521		705		2		270		639		911		264		419		609		1,292
Gross charge-offs:
Corporate:
Corporate loans		(1)		—		(365)		(366)		—		—		(287)		(287)		(1)		—		(321)		(322)
Public and other		—		—		(5)		(5)		—		—		(10)		(10)		—		—		(3)		(3)
Loan to banks		—		—		—		—		—		—		—		—		—		—		—		—
Lease financing		—		—		(5)		(5)		—		—		(22)		(22)		—		—		(36)		(36)
Retail:
Mortgage and home equity		—		—		(4)		(4)		—		—		(3)		(3)		—		—		(3)		(3)
Other retail		—		—		(361)		(361)		—		—		(277)		(277)		—		—		(276)		(276)
Credit cards		—		—		(192)		(192)		—		—		(338)		(338)		—		—		(580)		(580)

Total gross charge-offs		(1)		—		(932)		(933)		—		—		(937)		(937)		(1)		—		(1,219)		(1,220)

Recoveries:
Corporate:
Corporate loans		—		—		68		68		—		—		50		50		—		—		48		48
Public and other		—		—		1		1		—		—		2		2		—		—		—		—
Loan to banks		—		—		—		—		—		—		—		—		—		—		—		—
Lease financing		—		—		2		2		—		—		13		13		—		—		16		16
Retail:
Mortgage and home equity		—		—		—		—		—		—		—		—		—		—		—		—
Other retail		—		—		130		130		—		—		70		70		—		—		85		85
Credit cards		—		—		110		110		—		—		191		191		—		—		201		201

Total recoveries		—		—		311		311		—		—		326		326		—		—		350		350

Other		(74)		(168)		12		(230)		(71)		(321)		8		(384)		(98)		(193)		245		(46)

Business combination		—		—		—		—		16		4		24		44		—		—		—		—

Net charge-offs		(75)		(168)		(609)		(852)		(55)		(317)		(579)		(951)		(99)		(193)		(624)		(916)

Balance at the end of the period	~~W~~	732	~~W~~	1,028	~~W~~	965	~~W~~	2,725	~~W~~	735	~~W~~	995	~~W~~	955	~~W~~	2,685	~~W~~	933	~~W~~	1,135	~~W~~	993	~~W~~	3,061

Ratio of net charge-offs during the period to average loans outstanding during the period		0.02%		0.06%		0.21%		0.29%		0.02%		0.10%		0.18%		0.30%		0.03%		0.06%		0.17%		0.26%

	2016		2017
	(In billions of Won, except percentages)
Balance at the beginning of the period	~~W~~	2,318	~~W~~	2,361
Amounts charged against income		1,103		800
Gross charge-offs:
Corporate:
Corporate loans		(758)		(376)
Public and other		(1)		(1)
Loan to banks		—		—
Lease financing		(42)		(4)
Retail:
Mortgage and home equity		—		(2)
Other retail		(130)		(137)
Credit cards		(462)		(540)

Total gross charge-offs		(1,393)		(1,060)

Recoveries:
Corporate:
Corporate loans		125		81
Public and other		—		—
Loan to banks		—		—
Lease financing		1		1
Retail:
Mortgage and home equity		—		1
Other retail		35		43
Credit cards		176		185

Total recoveries		337		311

Other		(4)		(101)

Net charge-offs		(1,060)		(850)

Balance at the end of the period	~~W~~	2,361	~~W~~	2,311

Ratio of net charge-offs during the period to average loans outstanding during the period		0.42%		0.32%

Loan Charge-offs

Our gross charge-offs increased by 30.2% from ~~W~~937 billion in 2019 to ~~W~~1,220 billion in 2020, primarily due to an increase in the amount of charge-offs for credit cards in 2020 compared to 2019. Our gross charge-offs increased by 0.4% from ~~W~~933 billion in 2018 to ~~W~~937 billion in 2019, primarily due to an increase in the amount of charge-offs for credit cards in 2019 compared to 2018. Our gross charge-offs decreased by 12.0% from ~~W~~1,060 billion in 2017 to ~~W~~933 billion in 2018, primarily due to a decrease in the amount of charge-offs for credit cards in 2018 compared to 2017.

In 2020, the charge-off on restructured loans amounted to ~~W~~80 billion, of which ~~W~~59 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

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

Financial Statement Presentation

Our financial statements generally report as charge-offs all unsecured retail loans that are overdue for more than 12 months. Leases are charged off when past due for more than 12 months. For collateral dependent loans, we charge off the excess of the book value of the subject loan over the amount received or to be received from the sale of the underlying collateral when the collateral is sold as part of a foreclosure proceeding and its sale price becomes known through court publication as part of such proceeding.

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

Book Value and Fair Value

The following tables set out the book value and fair value of investments in our investment portfolio as of the dates indicated. The table as of December 31, 2018, 2019 and 2020 has been presented separately due to the adoption of IFRS 9 from January 1, 2018.

	As of December 31, 2018				As of December 31, 2019				As of December 31, 2020
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(In billions of Won)
Securities at fair value through other comprehensive income
Equity securities	~~W~~	636	~~W~~	636	~~W~~	808	~~W~~	808	~~W~~	907	~~W~~	907
Debt securities:
Korean treasury and governmental agencies		7,756		7,756		15,701		15,701		17,834		17,834
Debt securities issued by financial institutions		17,341		17,341		21,527		21,527		20,054		20,054
Corporate debt securities		9,183		9,183		17,177		17,177		15,690		15,690
Debt securities issued by foreign government		1,220		1,220		1,897		1,897		1,536		1,536
Mortgage-backed and asset-backed securities		2,178		2,178		2,271		2,271		2,295		2,295

Total — Securities at fair value through other comprehensive income	~~W~~	38,314	~~W~~	38,314	~~W~~	59,381	~~W~~	59,381	~~W~~	58,316	~~W~~	58,316

Securities at amortized cost
Debt securities:
Korean treasury and governmental agencies	~~W~~	17,143	~~W~~	18,139	~~W~~	29,277	~~W~~	31,088	~~W~~	30,698	~~W~~	32,147
Debt securities issued by financial institutions		2,247		2,271		4,937		5,050		4,071		4,222
Corporate debt securities		3,955		4,108		5,308		5,732		5,065		5,467
Debt securities issued by foreign government		857		835		1,108		1,154		1,118		1,245
Mortgage-backed and asset-backed securities		4,276		4,324		4,952		4,979		6,331		6,373

Total — Securities at amortized cost	~~W~~	28,478	~~W~~	29,677	~~W~~	45,582	~~W~~	48,003	~~W~~	47,283	~~W~~	49,454

Financial assets at fair value through profit or loss
Equity securities	~~W~~	1,165	~~W~~	1,165	~~W~~	1,598	~~W~~	1,598	~~W~~	1,736	~~W~~	1,736
Debt securities:
Korean treasury and governmental agencies		2,734		2,734		2,742		2,742		4,038		4,038
Debt securities issued by financial institutions		9,593		9,593		12,849		12,849		14,013		14,013
Corporate debt securities		15,722		15,722		18,353		18,353		19,181		19,181
Debt securities issued by foreign governments		31		31		131		131		210		210
Mortgage-backed and asset-backed securities		435		435		380		380		595		595
Other debt securities(1)		11,620		11,620		13,946		13,946		17,050		17,050

Sub-total — Securities at fair value	~~W~~	41,300	~~W~~	41,300	~~W~~	49,999	~~W~~	49,999	~~W~~	56,823	~~W~~	56,823

	As of December 31, 2018				As of December 31, 2019				As of December 31, 2020
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(In billions of Won)
Others:
Loans at fair value		1,209		1,209		2,155		2,155		2,017		2,017
Due from banks at fair value		871		871		897		897		63		63
Gold/Silver deposits		155		155		112		112		188		188

Total — Financial assets at fair value through profit or loss	~~W~~	43,535	~~W~~	43,535	~~W~~	53,163	~~W~~	53,163	~~W~~	59,091	~~W~~	59,091

Note:

(1)

Other debt securities included puttable equity investment, beneficiary certificates and restricted reserve for claims of customers’ deposits (trusts) classified as debt instruments in accordance with IFRS 9.

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2020.

	As of December 31, 2020
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Securities at fair value through other comprehensive income:
Korean treasury securities and government agencies	~~W~~	883	1.50%	~~W~~	7,519	1.20%	~~W~~	1,851	1.59%	~~W~~	7,581	7.31%	~~W~~	17,834	3.85%
Debt securities issued by financial institutions		6,124	1.22		11,653	1.19		152	2.96		2,125	13.95		20,054	2.56
Corporate debt securities		2,594	1.85		6,172	1.69		737	2.25		6,187	3.96		15,690	2.64
Debt securities issued by foreign governments		896	1.58		276	3.56		232	1.95		132	2.72		1,536	2.09
Mortgage-backed securities and asset-backed securities		517	1.83		1,347	1.46		71	1.98		360	2.02		2,295	1.65

Total	~~W~~	11,014	1.45%	~~W~~	26,967	1.35%	~~W~~	3,043	1.85%	~~W~~	16,385	6.75%	~~W~~	57,409	2.93%

Securities at amortized cost:
Korean treasury securities and government agencies	~~W~~	3,401	1.16%	~~W~~	9,740	1.96%	~~W~~	1,793	3.33%	~~W~~	15,764	4.29%	~~W~~	30,698	3.15%
Debt securities issued by financial institutions		943	2.57		2,030	2.46		135	3.28		963	5.66		4,071	3.27
Corporate debt securities		360	1.01		854	2.89		342	3.25		3,509	5.00		5,065	4.24
Debt securities issued by foreign governments		74	3.47		435	2.71		82	6.13		527	3.48		1,118	3.37
Mortgage-backed securities and asset-backed securities		308	1.74		3,452	2.04		1,250	2.09		1,321	2.22		6,331	2.07

Total	~~W~~	5,086	1.48%	~~W~~	16,511	2.11%	~~W~~	3,602	2.95%	~~W~~	22,084	4.32%	~~W~~	47,283	3.14%

Financial assets at fair value through profit or loss:
Korean treasury securities and government agencies	~~W~~	284	1.08%	~~W~~	627	1.36%	~~W~~	815	1.77%	~~W~~	2,312	1.27%	~~W~~	4,038	1.37%
Debt securities issued by financial institutions		3,010	1.39		1,478	1.30		62	4.54		9,463	1.02		14,013	1.15

	As of December 31, 2020
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Corporate debt securities		9,897	1.16		1,549	2.17		432	3.25		7,303	1.56		19,181	1.44
Debt securities issued by foreign governments		—	—		—	—		—	—		210	0.20		210	0.20
Mortgage-backed securities and asset-backed securities		344	1.30		40	1.43		1	—		210	1.54		595	1.39
Other debt securities		17,047	—		—	—		—	—		3	—		17,050	—

Total	~~W~~	30,582	0.54%	~~W~~	3,694	1.68%	~~W~~	1,310	2.39%	~~W~~	19,501	1.25%	~~W~~	55,087	0.91%

Total	~~W~~	46,682		~~W~~	47,172		~~W~~	7,955		~~W~~	57,970		~~W~~	159,779

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

The following table presents securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2020. As of December 31, 2020, 10% of our stockholders’ equity was ~~W~~4,636 billion.

	As of December 31, 2020
	Book Value		Fair Value
	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	~~W~~	49,676	~~W~~	52,408
The Korea Development Bank	~~W~~	6,144	~~W~~	6,189
The Bank of Korea	~~W~~	7,975	~~W~~	7,975
The Korea Housing Finance Corp	~~W~~	9,147	~~W~~	9,240
Industrial Bank of Korea	~~W~~	5,587	~~W~~	5,591

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2018		2019		2020
	(In billions of Won)
Commitments to extend credit	~~W~~	89,873	~~W~~	96,936	~~W~~	99,512
Commercial letters of credit		3,162		2,760		2,700
Others(1)		93,960		100,484		108,040

Total	~~W~~	186,995	~~W~~	200,180	~~W~~	210,252

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

The following table shows, as of December 31, 2020, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) non-trading that qualify for hedge accounting.

	As of December 31, 2020
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	~~W~~	118,669	~~W~~	3,135	~~W~~	3,021
Swaps		33,562		1,146		979
Options		2,502		33		32

Sub-total		154,733		4,314		4,032

Interest rate derivatives:
Future and forward contracts		2,465		1		1
Swaps		104,682		311		363
Options		324		2		2

Sub-total		107,471		314		366

Credit derivatives:
Swaps		4,537		274		30

Sub-total		4,537		274		30

Equity derivatives:
Swaps and forward contracts		2,629		122		48
Options		4,786		81		163
Future contracts		1,638		35		8

Sub-total		9,053		238		219

Commodity derivatives:
Swaps and forward contracts		537		6		33
Future contracts		264		12		—

Sub-total		801		18		33

Total	~~W~~	276,595	~~W~~	5,158	~~W~~	4,680

Non-trading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	~~W~~	4,328	~~W~~	65	~~W~~	186
Future and forward contracts		1,282		92		11
Interest rate derivatives:
Swaps		7,845		319		140

Total	~~W~~	13,455	~~W~~	476	~~W~~	337

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2020.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2018			2019			2020
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Demand deposits	~~W~~	37,714	0.39%	~~W~~	40,379	0.42%	~~W~~	50,751	0.33%
Savings deposits		74,467	0.56		77,652	0.58		91,474	0.32
Time deposits		130,846	1.81		147,479	1.92		154,516	1.46
Other deposits		8,525	1.96		9,297	2.07		8,482	1.42

Total interest-bearing deposits	~~W~~	251,552	1.23%	~~W~~	274,807	1.33%	~~W~~	305,223	0.93%

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are recorded on short-term borrowings and securities sold under repurchase agreements are recorded as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the certificates of deposit and other time deposits in excess of ~~W~~100 million by remaining maturities as of December 31, 2020.

	As of December 31, 2020
	Certificates of Deposit		Other Time Deposits		Total
	(In billions of Won)
Maturing within three months	~~W~~	2,944	~~W~~	38,844	~~W~~	41,788
After three but within six months		1,139		25,173		26,312
After six but within 12 months		1,477		41,562		43,039
After 12 months		215		5,684		5,899

Total	~~W~~	5,775	~~W~~	111,263	~~W~~	117,038

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with a maturity of one year or less) for the periods indicated.

	2018								2019								2020
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from
The Bank of Korea(3)	~~W~~	2,330	~~W~~	2,603	~~W~~	2,853	0.66%	0.50-0.75%	~~W~~	2,429	~~W~~	2,312	~~W~~	2,474	0.63%	0.50-0.75%	~~W~~	5,351	~~W~~	3,479	~~W~~	5,351	0.30%	0.25 –0.25%
Call money		1,425		1,977		5,255	2.29	0.00 -6.85		712		1,414		1,659	2.08	0.00 –5.25		1,760		1,221		1,760	1.60	0.35 –0.55
Other short-term borrowings(4)		21,884		18,900		21,884	1.23	0.00 –12.00		25,861		23,700		25,861	1.36	0.00 –13.65		24,360		25,401		27,347	1.05	0.00 –12.45

	~~W~~	25,639	~~W~~	23,480	~~W~~	29,992	1.26%		~~W~~	29,002	~~W~~	27,426	~~W~~	29,994	1.33%		~~W~~	31,471	~~W~~	30,101	~~W~~	34,458	0.98%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, and borrowings in domestic and foreign currencies.

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

•

risk monitoring – We proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of our subsidiaries is required to report to the holding company any factors that could have a material impact on group-wide risk management, and the holding company reports to our chief risk officer and other members of our senior management the results of risk monitoring weekly, monthly and on an ad hoc basis as needed. In addition, we perform preemptive risk management through a “risk dashboard system” under which we closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of our subsidiaries, and to the extent such monitoring yields any warning signals, we promptly analyze the causes and, if necessary, formulate and implement actions in response thereto.

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

•

crisis management – We maintain a group-wide risk management system to detect the early warning signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure our survival as a going concern. Each of our subsidiaries maintains crisis planning for three levels of contingencies, namely, “alert,” “imminent crisis” and “crisis,” determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the occurrence of any such contingency, is required to respond according to a prescribed contingency plan. At the holding company level, we maintain and install a crisis detection and response system which is applied consistently group-wide, and upon the occurrence of an “imminent crisis” or “crisis” event at a subsidiary level, we directly take charge of the situation at the holding company level so that we manage it on a concerted group-wide basis.

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

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using financial and non-financial factors, and the branch manager and the credit officer must conduct periodic loan monitoring and report to an independent Credit Review Department which analyzes the results in detail and adjusts monitoring grades and credit ratings accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit and credit policies. In addition, the group credit ratings of the main debtor groups, if applicable, may be adjusted followed by a periodic review of the main debtor groups, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures. Shinhan Bank also continually reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure that the assigned ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to the Chief Risk Officer on a monthly basis.

The early warning system performs automatic daily checks for borrowers to whom Shinhan Bank has credit exposure (which represents the total outstanding amount due from a borrower, net of collateral for deposit, installment savings, guarantees and import guarantee money) or ~~W~~500 million of exception for credit exposure (which represents total exposure net of effective collateral). When the early warning systems detect warning signals, such signals and other findings from the loan monitoring are reviewed by the Credit Review Department. In addition, Shinhan Bank carries out credit review in a timely manner on each borrower in accordance with changes in credit risk factors based on changes in the economic environment. The results of such credit review are continually reported to the Chief Risk Officer of Shinhan Bank.

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

In order to curtail delinquency among its corporate customers, Shinhan Bank takes primarily the following measures: (i) systematic monitoring of borrowers with outstanding loans, (ii) heightened monitoring of borrowers with bad credit history and/or belonged or belonging to troubled industries and (iii) assignment of industry-specific lending caps, as adjusted for whether specific industries are particularly sensitive to general business cycles and/or are troubled at a given time.

Systematic monitoring of borrowers with outstanding loans. Shinhan Bank currently applies a heightened monitoring system to corporate borrowers with outstanding loans (other than guaranteed loans and loans secured by specified types of collaterals such as deposits with us or letters of credit). Under this monitoring system, each borrower is assigned to one of the following ratings:

•	“Normal Company” — a borrower who is determined to have a low probability of insolvency with a credit rating above CCC (sub-borrower rating applicable);

•	“Observation Company” — a borrower that carries some risk of affecting the corporate insolvency in the future and is subject to consistent observation to detect any change of such risk;

•

“Precaution Company” — a borrower with a possibility of insolvency due to an increase in risk of default and therefore requires detailed inspection of the credit quality of such borrower and precaution in extending any further loans;

•	“Early Warning Company” — a borrower with a high possibility of insolvency; and

•	“Problematic Reorganized Company” — a borrower currently undergoing rehabilitation procedures, such as management improvement plans, workout or corporate recovery or showing no signs of recovery.

Shinhan Bank conducts systematic monitoring of the foregoing borrowers at intervals depending on the borrower’s monitoring grade determined by the early warning system (for example, every 3 or 6 months for an “Observation Company”, and 3 months for borrowers with a monitoring grade below “Precaution Company” or borrowers with a credit rating below CCC, and no regular monitoring for a “Normal Company.” In addition, the Review Credit Officer may request more frequent monitoring if the borrower is showing signs of deteriorated credit quality. For borrowers with outstanding loan amounts of ~~W~~2 billion or more, Shinhan Bank also monitors the revenues and earnings of such borrower on a quarterly basis within seven weeks following the end of each quarter.

Heightened monitoring of borrowers with bad credit history and/or belonged or belonging to troubled industries. In addition to the systematic monitoring discussed above, Shinhan Bank also carries out additional monitoring for borrowers that, among others, (i) are rated as “requiring observation,” “requiring precaution” or “with early warning signs” as noted above, (ii) have prior history of delinquency or restructuring or (iii) have borrowings that are classified as substandard or below. Based on the heightened monitoring of these borrowers, Shinhan Bank adjusts contingency planning as to how the overall asset quality of a specific industry should be managed for each phase of the business cycle, how Shinhan Bank should limit or reduce its credit exposure to such borrowers, and how our group-wide delinquency and non-performing ratio would be changed, among other things.

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

Shinhan Investment faces foreign currency exchange rate risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Shinhan Investment centrally monitors and manages transactions involving such products through its Fixed Income, Currency & Commodities Departments. Shinhan Investment’s Risk Management Working Committee, which is delegated with the authority to approve foreign currency-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2020, Shinhan Investment’s net open position related to foreign currency-related products was US$970 million, and its open positions related to the sale of Won-U.S. Dollar forwards and Won-U.S. Dollar futures were US$754 million and US$534 million, respectively.

Shinhan Capital manages its foreign exchange risk resulting from the difference in its foreign currency assets and liabilities through derivative transactions such as forwards or swaps and maintains its net exposure at US$26.9 million.

The net open foreign currency positions held by our other subsidiaries are insignificant.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2018, 2019 and 2020. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2018	2019	2020
	(In millions of US$)
U.S. Dollars	$38.9	$(147.4)	$(299.4)
Japanese Yen	(9.6)	(14.1)	3.9
Euro	0.9	12.1	12.4
Others	1,104.1	1,169.2	1,201.2

Total	$1,134.3	$1,019.9	$918.0

Equity Risk

Shinhan Bank’s equity risk related to trading activities mainly involves trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market and closely monitors the loss limits and the observance thereof. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2018, 2019 and 2020, Shinhan Bank held ~~W~~184.2 billion, ~~W~~126.3 billion and ~~W~~13.7 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Shinhan Investment’s equity risk related to trading activities also mainly involves the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2018, 2019 and 2020, the total amount of equity securities at risk held by Shinhan Investment was ~~W~~31.3 billion, ~~W~~27.8 billion and ~~W~~53.8 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following table presents an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, as of and for the year ended December 31, 2020. For market risk management purposes, Shinhan Bank includes in the computation of total VaR its trading portfolio in bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2020
	Average		Minimum		Maximum		As of December 31, 2020
	(In billions of Won)
Shinhan Bank:(1)
Interest rate	~~W~~	41.2	~~W~~	28.3	~~W~~	56.9	~~W~~	42.9
Foreign exchange(2)		65.3		27.7		83.3		69.0
Equities		27.1		7.5		66.3		7.9
Option volatility(3)		0.3		0.1		1.1		0.1
Commodity		0.0		0.0		0.2		0.0
Less: portfolio diversification(4)		(27.8)		(14.2)		(53.3)		(25.3)

Total VaR(5)	~~W~~	106.0	~~W~~	49.5	~~W~~	154.5	~~W~~	94.6

Shinhan Investment: (1)
Interest rate	~~W~~	20.51	~~W~~	12.08	~~W~~	30.90	~~W~~	23.55
Equities		26.14		2.41		51.51		36.57
Foreign exchange		12.48		0.63		46.97		15.56
Option volatility(3)		43.32		2.89		162.01		57.92
Less: portfolio diversification(4)		(27.22)		1.65		(61.01)		(38.40)

Total VaR	~~W~~	75.23	~~W~~	18.65	~~W~~	187.98	~~W~~	95.21

Notes:

(1)	Shinhan Bank and Shinhan Investment’s 10-day VaR is based on a 99.9% confidence level.
(2)	Includes both trading and non-trading accounts as Shinhan Bank and Shinhan Investment manage foreign exchange risk on a total position basis.
(3)	Volatility implied from the option price using the Black-Scholes or a similar model.
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

Shinhan Bank currently uses the 10-day 99% confidence level-based VaR and stressed VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service. Stressed VaR reflects the potential significant loss in the current trading portfolio based on scenarios derived from a crisis simulation during the preceding 12 months. Shinhan Bank also uses the more conservative 10-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. For Shinhan Bank, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount zero times in 2018, five times in 2019 and two times in 2020. Most recently, losses exceeded the one-day 99% confidence level-based VaR amount by 184.7% on March 20, 2020. The increased frequency of instances in which the amount of losses exceeded the VaR amount in 2019 was primarily because the foreign currency exchange market experienced unusually high volatility. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount. Virtual losses represent the potential changes in the value of a portfolio when simulating the same portfolio with market variables of the next trading day.

Shinhan Investment currently uses the same 10-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes, although such model is not subject to regulatory review or reporting requirements. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VaR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Investment, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount zero times in 2018 and 2019 and four times in 2020. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount.

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

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test by taking into account four market risk components: foreign currency exchange rates, stock prices, and Won-denominated interest rates and foreign currency-denominated interest rates. For the worst case scenario, Shinhan Bank assumes instantaneous and simultaneous movements in four market risk components: appreciation of Won by 20%, a decrease in Korea Exchange Composite Index by 30% and increases in Won-denominated and U.S. Dollar-denominated interest rates by 200 basis points each, respectively. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio would have declined by ~~W~~398 billion as of December 31, 2020. Shinhan Bank performs stress test on a daily basis and reports the results to its Risk Policy Committee on a monthly basis and its Risk Management Committee on a quarterly basis.

Shinhan Investment uses nine scenarios for stress tests by taking into account four market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for Won-denominated loans, foreign currency exchange rates and historical volatility. As of December 31, 2020, under the worst case scenario assuming a 20% decline in stock prices (both in terms of stock market indices and ß-based individual stock prices), the market value of Shinhan Investment’s trading portfolio would have fluctuated by ~~W~~157 billion for one day.

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2020 for (i) Won-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging and (ii) foreign currency-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2020
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)
Interest-earning assets	~~W~~	136,062	~~W~~	64,927	~~W~~	32,514	~~W~~	30,327	~~W~~	18,990	~~W~~	31,736	~~W~~	314,558
Fixed rates		17,256		15,098		18,097		25,774		15,709		17,709		109,643
Floating rates		117,837		49,039		13,688		4,513		3,281		13,977		202,335
Interest rate swaps		970		790		730		40		0		50		2,580

Interest-bearing liabilities	~~W~~	137,571	~~W~~	45,897	~~W~~	70,344	~~W~~	27,040	~~W~~	15,773	~~W~~	29,684	~~W~~	326,310
Fixed liabilities		56,521		32,467		56,411		13,966		2,304		2,817		164,485
Floating liabilities		78,470		13,430		13,933		13,075		13,469		26,867		159,245
Interest rate swaps		2,580		0		0		0		0		0		2,580

Sensitivity gap		(1,509)		19,030		(37,830)		3,287		3,217		2,052		(11,752)
Cumulative gap		(1,509)		17,521		(20,308)		(17,021)		(13,804)		(11,752)		(11,752)
% of total assets		(0.48)%		5.57%		(6.46)%		(5.41)%		(4.39)%		(3.74)%		(3.74)%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2020
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)
Interest-earning assets	$29,444	$8,266	$3,878	$4,619	$4,762	$50,970
Interest-bearing liabilities	27,440	5,774	7,748	6,914	6,895	54,771

Sensitivity gap	2,004	2,492	(3,869)	(2,295)	(2,133)	(3,801)
Cumulative gap	2,004	4,496	627	(1,668)	(3,801)	(3,801)
% of total assets	3.93%	8.82%	1.23%	(3.27)%	(7.46)%	(7.46)%

Note:

(1)	Includes merchant banking accounts.

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2020 and changes in these market values when interest rate increases by one percentage point

Duration as of December 31, 2020 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2020
(In months)
Interest-earning assets	12.30
Interest-bearing liabilities	10.48
Gap	1.83

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Market Value Analysis

Shinhan Bank performs a market value analysis to measure changes in the market value of Shinhan Bank’s interest-earning assets compared to that of its interest-bearing liabilities based on the assumption of parallel shifts in interest rates. These measurements are done on a monthly basis.

Market Value as of December 31, 2020 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2020
	Actual		1% Point Increase		Changes
	(In billions of Won)
Interest-earning assets	~~W~~	343,750	~~W~~	340,526	~~W~~	(3,225)
Interest-bearing liabilities		336,655		333,848		(2,807)
Gap		7,096		6,678		(418)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

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

The following table illustrates by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2019 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, assuming (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2020 and (b) the same interest rates as of December 31, 2020 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2020
	(For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates						Change in Net Interest Income			Change in Net Interest Income
	No Change		1% Point Increase		1% Point Decrease		Amount (1% Point Increase)		% Change (1% Point Increase)	Amount (1% Point Decrease)		% Change (1% Point Decrease)
	(In billions of Won, except percentages)
Simulated interest income	~~W~~	7,693	~~W~~	9,335	~~W~~	6,051	~~W~~	1,642	21.34%	~~W~~	(1,642)	(21.34)%
Simulated interest expense		2,674		3,835		1,512		1,161	43.43%		(1,161)	(43.43)%
Net interest income		5,019		5,500		4,538		481	9.58%		(481)	(9.58)%

Note:

(1)	Includes merchant banking accounts and derivatives entered into for the purpose of hedging.

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

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2020, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches between the re-pricing dates for Shinhan Bank’s non-trading interest-earning assets (including available-for-sale investment securities) and those for its interest-bearing liabilities. Under the regulations of the Financial Services Commission, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2020(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	~~W~~	290	~~W~~	199	~~W~~	446	~~W~~	446

Note:

(1)	One-year VaR results computed based on the interest rate risk in the banking book standardized approach presented by the Bank for International Settlements. See “— Interest Rate Risk Management.”

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

Orange Life Insurance monitors and manages its interest rate risk based on net asset value and net interest income using a stochastic cash flow model. In addition, Orange Life Insurance establishes its asset management guideline reflecting strategic asset allocation strategies which in turn are based on interest rates and maturities of insurance liabilities.

Interest rate risk for our other subsidiaries is insignificant.

Equity Risk

Substantially all of Shinhan Bank’s equity risk relates to its portfolio of common stock in Korean companies. As of December 31, 2020, Shinhan Bank held an aggregate amount of ~~W~~233.4 billion of equity interest in unlisted foreign companies (including ~~W~~1.6 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2020, Shinhan Bank held equity securities in an aggregate amount of ~~W~~756.4 billion in its non-trading accounts, including equity securities in the amount of ~~W~~179.3 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2020, Shinhan Bank held Won-denominated convertible bonds in an aggregate amount of ~~W~~136.4 billion and did not hold any Won-denominated exchangeable bonds or Won-denominated bonds with warrants, in each case, in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds, exchangeable bonds or bonds with warrants, and the interest rate risk of these equity-linked securities are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

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

With respect to foreign currency liquidity coverage ratio, the Regulation on the Supervision of the Banking Business requires that financial institutions dealing with foreign exchange affairs (i.e., banks) whose foreign-currency denominated liabilities are equal to or greater than US$500 million or 5% of its total liabilities, as of the end of the immediately preceding half-year period, maintain a foreign currency liquidity coverage ratio of 60% or higher beginning January 1, 2017, 70% or higher beginning January 1, 2018 and 80% or higher beginning January 1, 2019. The term “foreign currency liquidity coverage ratio” means the ratio of high quality liquidity assets to the net cash outflow in respect of foreign-currency denominated assets and liabilities for the next 30 days. In the case of financial institutions dealing with foreign exchange affairs whose foreign-currency denominated liabilities are less than US$500 million and less than 5% of its total liabilities, as of the end of the immediately preceding half-year period, the following ratios shall be maintained and foreign-currency denominated assets and liabilities shall be categorized and managed according to such different remaining maturities: (i) the ratio of assets for which remaining maturities are less than three months to liabilities for which remaining maturities are less than three months shall be at least 85%, and (ii) the assets for which remaining maturities are less than one month shall not exceeded liabilities for which the remaining maturities are less than one month by more than 10%.

In April 2020, in response to the COVID-19 pandemic, the Financial Supervisory Service temporarily lowered the liquidity coverage ratio requirement from 100% to 85% and the foreign currency liquidity coverage ratio requirement from 80% to 70%. These temporary lower ratio requirements will apply through September 2021.

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

The following tables show Shinhan Bank’s (i) average liquidity coverage ratio, (ii) average foreign currency liquidity coverage ratio, and (iii) net stable funding ratio, each for the month of December 2020 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Average Liquidity Coverage Ratio for the Month of December 2020

	For the Month of December 2020
	(in billions of Won, except percentages)
High quality liquid assets (A)	~~W~~	64,044
Net cash outflows over the next 30 days (B)		71,154
Cash outflow		94,008
Cash inflow		22,854
Liquidity coverage ratio (A/B)		90.01%

Shinhan Bank’s Average Foreign Currency Liquidity Coverage Ratio for the Month of December 2020

For the Month of December 2020
(in millions of US$, except percentages)
High quality liquid assets (A)	$4,726
Net cash outflows over the next 30 days (B)	4,513
Cash outflow	13,940
Cash inflow	9,427
Liquidity coverage ratio (A/B)	104.73%

Shinhan Bank’s Net Stable Funding Ratio for the Month of December 2020

	For the Month of December 2020
	(in billions of Won, except percentages)
Available stable funding (A)	~~W~~	260,763
Required stable funding (B)		232,880
Net stable funding ratio (A/B)		111.97%

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

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2020 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

	As of December 31, 2020
Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Total
	(In billions of Won, except percentages)
Assets	~~W~~	2,679	~~W~~	11,863	~~W~~	17,596	~~W~~	21,392	~~W~~	26,048	~~W~~	9,251	~~W~~	35,298
Liabilities		860		3,807		4,659		6,186		8,804		18,181		26,985
Liquidity ratio						377.7%

Shinhan Investment manages its liquidity risk for its Won-denominated accounts by setting a limit of ~~W~~300 billion on each of its seven-day and one-month liquidity gap, a limit of 110% on its one-month and three-months liquidity ratios and a limit of ~~W~~10 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Investment manages the liquidity risk on a quarterly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the one-week and one-month maturity mismatch ratios to be 0% and -10% or less, respectively, and the three months liquidity ratio to be 80% or higher.

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

Operational Risk Management

Operational risk is difficult to quantify and subject to different definitions. The Basel Committee defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from other external events. Similarly, we define operational risk as the risks related to our overall management other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error, non-adherence to policy and procedures, fraud, inadequate internal controls and procedures or environmental changes and resulting in financial and non-financial loss. We monitor and assess operational risks related to our business operations, including administrative risk, information technology risk (including cyber security risk), managerial risk and legal risk, with a view to minimizing such losses. As Basel III requirements relating to operational risk are expected to be implemented from January 2023, we and our subsidiaries have formed a task force team and are currently developing necessary systems to calculate group-wide risk-weighted assets and develop an operational risk management system.

Our holding company’s Audit Committee, which consists of three outside directors, one of whom is an accounting or financial expert as required by internal control regulations under the Act on Corporate Governance of Financial Companies, oversees and monitors our operational compliance with legal and regulatory requirements. The Audit Committee also oversees management’s operations and may, at any time it deems appropriate, demand additional operations-related reporting from management and inspects our asset condition. At the holding company level, we define each subsidiary’s operational process and establish an internal review system applicable to each subsidiary. Each subsidiary’s operational risk is internally monitored and managed at the subsidiary level and the Group Internal Audit Department at our holding company, which reports to our Audit Committee, continuously monitors the integrity of our subsidiaries’ operational risk management system. Our holding company’s board of directors and the Group Risk Management Committee establish our basic policies for operational risk management at the group level. The Group Internal Audit Department at our holding company is directly responsible for overseeing our operational risk management with a focus on legal, regulatory, operational and reputational risks. The Group Internal Audit Department audits both our and our subsidiaries’ operations and asset condition in accordance with our annual audit plan, which is approved by the Audit Committee, and submits regular reports to the Audit Committee pursuant to our internal reporting system. If the Group Internal Audit Department discovers any non-compliance with operational risk procedures or areas of weaknesses, it promptly alerts the business department in respect of which such non-compliance was discovered and demands implementation of corrective measures. Implementation of such corrective measures is subsequently reviewed by the Group Internal Audit Department.

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

As of December 31, 2020, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 185 key risk indicators.

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

Shinhan Card’s audit committee reviews whether the internal policy and procedures of Shinhan Card are effective and implements measures to improve such policies as needed. Shinhan Card’s audit committee also contributes to work efficiency, financial risk minimization and management rationalization. Shinhan Card is developing an operational risk management system in accordance with the Financial Supervisory Service’s oversight guidelines regarding operational risk measurement.

Shinhan Life Insurance’s Risk Management Department and Compliance Department reviews whether the internal policy and procedures of Shinhan Life Insurance are being effectively complied with. Shinhan Life Insurance implemented an operational risk management process in 2018 by setting up key risk indicators in each department and utilizes it to assess operational risk, collect data and manage key indicators. Furthermore, Shinhan Life Insurance established a standard roadmap to improve its operational risk assessment capabilities. Shinhan Life Insurance established an Operational Risk Management Team in an effort to improve its operational risk assessment capabilities and implement operational risk management systems.

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

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, in October 2018, the Financial Supervisory Service requested Shinhan Bank to submit supporting documents in connection with allegations of inadequate compliance controls. In November 2018, the Financial Supervisory Service notified Shinhan Bank of an institutional caution for alleged deficiencies in its customer due diligence and imposed administrative fine of ~~W~~100 million citing negligence in carrying out its customer verification obligations. In August 2019, the Financial Supervisory Service imposed an administrative fine of ~~W~~1.9 billion on Orange Life Insurance citing failure to report changes in its form agreements. In December 2019, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of ~~W~~3 billion for alleged prohibited activities, including promotional activities for specified money trusts, investment solicitation for derivatives and management of trust properties. In July 2018, the Financial Supervisory Service notified Shinhan Investment of an institutional warning and imposed an administrative fine of ~~W~~852 million for alleged prohibited trading of entrusted properties. In January 2020, the Financial Supervisory Service notified Shinhan Life Insurance of an institutional caution and imposed an administrative fine of ~~W~~266 million for allegedly omitting certain information regarding the level of expenses deducted from premiums paid when selling savings insurance products over the telephone. In February 2021, the Financial Supervisory Service notified Shinhan Bank of an institutional warning and imposed an administrative fine of ~~W~~2.1 billion for alleged violation of internal regulations and reporting procedures in connection with Shinhan Bank’s designation as the primary bank for Seoul Metropolitan Government in 2018.

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

Orange Life Insurance

Orange Life Insurance operates a risk management system based on the Europe Solvency II standard. In 2014, Orange Life Insurance transitioned from an available financial resources at risk (AFRaR) model to the economic value at risk (EVaR) model, assessing risk through changes in net asset value resulting from shock scenarios reflecting volatility of cash flow due to from changes in insurance and interest rates. In anticipation of the merger between Shinhan Life Insurance and Orange Life Insurance, we are building an enhanced risk management system. The new system will be able to assess the required capital under the Korean Insurance Capital Standards (K-ICS) regulations expected to be implemented by 2023 as well as calculate required risk capital and adjust and monitor such risk limits.

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

Doubtful

Loans exceeding the amount that we expect to collect of total loans to customers that:

(i) based on our consideration of their business, financial position and future cash flows, have incurred serious default risks due to noticeable deterioration in their ability to repay; or

(ii) have been in arrears for three months or more but less than 12 months.

Estimated loss

Loans exceeding the amount that we expect to collect of total loans to customers that:

(i) based on our consideration of their business, financial position and future cash flows, are judged to be accounted as a loss because the inability to repay became certain due to serious deterioration in their ability to repay;

(ii) have been in arrears for 12 months or more; or

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

Restrictions on Shareholdings in Other Companies

Subject to certain exceptions, a bank holding company may not own more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). If the financial holding company owns shares of another company (other than its direct and indirect subsidiaries) which is not a finance-

related company, the financial holding company is required to exercise its voting rights in the same manner and same proportion as the other shareholders of the company exercise their voting rights in favor of or against any resolutions under consideration at the shareholders’ meeting of the company.

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

Sharing of Customer Information among Financial Holding Companies and their Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information may only be disclosed or otherwise used by financial institutions to determine, establish or maintain existing commercial transactions with them and only after obtaining written consent to use information. In addition, under the Act on Real Name Financial Transactions and Confidentiality, an individual working at a financial institution may not provide or reveal information or data concerning the contents of financial transactions to other persons unless such individual receives a request or consent in writing from the holder of a title deed, except under certain exceptions stipulated in the Act. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act (such as credit risk management, internal control and customer analysis) without the customers’ written consent, provided they adhere to the methods and procedures for provision of such information set forth therein. A financial investment company subsidiary of a financial holding company with a dealing and/or brokerage license may provide the financial holding company and its other direct and indirect subsidiaries information relating to the aggregate amount of cash or securities that a customer of the financial investment company has deposited for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act, provided they adhere to the methods and procedures for provision of such information set forth therein. Certain amendments to the Financial Holding Company Act, which became effective on November 29, 2014, limit the scope of credit information that may be shared without the customers’ prior consent and require certain procedures for provision of customer information as prescribed by the Financial Services Commission. Beginning on November 29, 2014, notice must be given to customers at least once a year regarding (i) the provider of customer information, (ii) the recipient of customer information, (iii) the purpose of providing the information and (iv) the categories of the information provided.

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

If the Financial Services Commission deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the Financial Services Commission may order, among others:

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

As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group and Shinhan Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, from 2016 through 2021. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%, and the Financial Supervisory Service has maintained the countercyclical capital buffer requirement at 0% for the first quarter of 2021. The Detailed Regulation on the Supervision of the Banking Business was also amended on June 30, 2018 to add “concentration of risk in the retail sector” as an additional criterion when the Financial Supervisory Service evaluates the risk management systems of Korean banks.

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

In April 2020, in response to the COVID-19 pandemic, the Financial Supervisory Service temporarily lowered the liquidity coverage ratio requirement from 100% to 85% and the foreign currency liquidity coverage ratio requirement from 80% to 70%. These temporary lower ratio requirements will apply through September 2021.

The Monetary Policy Committee of the Bank of Korea is authorized to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is 7.0% of average balances for Won-denominated demand deposits outstanding, 0.0% of average balances for Won-denominated employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding and 2.0% of average balances for Won-denominated time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding. For foreign currency deposit liabilities, a 2.0% minimum reserve ratio is applied to savings deposits outstanding and a 7.0% minimum reserve ratio is applied to demand deposits, while a 1.0% minimum reserve ratio is applied for offshore accounts, immigrant accounts and resident accounts opened by financial institutions (excluding bank holding companies) and The Export-Import Bank of Korea as well as foreign currency certificates of deposit held by account holders of such offshore accounts, immigrant accounts and resident accounts opened by financial institutions (excluding bank holding companies) and The Export-Import Bank of Korea.

Loan-to-Deposit Ratio

In December 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The Regulation on the Supervision of the Banking Business, which was amended as of August 19, 2010 and December 26, 2014 and took effect on January 1, 2014 and January 1, 2015, respectively, requires banks with

Won-denominated loans of not less than ~~W~~2 trillion in value as of the last month of the immediately preceding quarter to maintain a ratio of Won-denominated loans (excluding certain types of loans using funds borrowed from Korea Development Bank or the Government or loans made under certain operational rules of Korea Federation of Banks) to Won-denominated deposits (excluding certificates of deposit) and the balance of the covered bonds under the Act on Issuance of Covered Bonds, the maturity of which is not less than five years (only in case when such financing from the issuance of covered bonds is used in Won currency and up to 1% of Won-denominated deposits) of no more than 100%. Since January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. In response to the COVID-19 pandemic, on April 20, 2020, the Financial Supervisory Service announced a series of measures to temporarily ease the regulations on loan-to-deposit ratio. In particular, until December 2021, the loan-to-deposit ratio maximum of 100% will be temporarily increased to 105%, and corporate loans to SOHOs extended since January 1, 2020 will also be subject to a multiple of 85% provided such loans are not real estate related. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2020 was 98.17%, based on monthly average balances.

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

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•

as to loans secured by houses (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) shall not exceed 70%;

•

as to loans secured by houses (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the Government, the loan-to-value ratio should not exceed 40%, except that such maximum loan-to-value ratio is 50% for low-income households that (i) have an annual income of less than ~~W~~80 million (or ~~W~~90 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at less than ~~W~~600 million;

•

as to any new loans secured by high-priced houses (including apartments) located in areas of excessive investment or high speculation for which the price exceeds ~~W~~1.5 billion (based on evaluation data of a certified rating institution and the detailed standards as determined by the director of the Financial Supervisory Service), the loan to value ratio should not exceed 40% for a housing price of ~~W~~900 million or less and shall not exceed 20% for a housing price exceeding ~~W~~900 million;

•

as to any new loans secured by houses (including apartments) located nationwide to be extended to a household that already owns one or more houses, the maximum loan-to-value ratio must be adjusted to 10% lower than the applicable loan-to-value ratio described above;

•

any new loans secured by houses (including apartments) located in areas of excessive investment or high speculation to a household that already owns one or more houses are not permitted unless otherwise specified by the applicable regulations;

•

any new loans secured by high-priced houses (including apartments) located in areas of excessive investment or high speculation for which the price exceeds ~~W~~900 million (based on evaluation data of a certified rating institution and the detailed standards as determined by the director of the Financial Supervisory Service) are generally prohibited;

•

as to loans secured by houses (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the Government, the borrower’s debt-to-income ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and existing mortgage and home equity loans and (y) the interest on other debts of the borrower over (2) the borrower’s annual income) should not exceed 40%, except that such maximum debt-to-income ratio is 50% for low-income households that (i) have an annual income of less than ~~W~~80 million (or ~~W~~90 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at less than ~~W~~600 million;

•

as to any new loans secured by apartments to be extended to a household that already owns one or more houses but wishes to purchase additional houses located in an unregulated Seoul metropolitan area, the maximum debt-to-income ratio must be adjusted to 10% lower than the applicable debt-to-income ratio described above; and

•

as to loans secured by high priced housing (including apartments) located in areas of excessive investment or high speculation to a household that has already obtained a loan secured by the house (including the relevant loan secured by high priced housing), the borrower’s debt-service ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities over (2) the borrower’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

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

The Financial Consumer Protection Act

The Financial Consumer Protection Act (the “FCPA”) was enacted on March 24, 2020 and took effect beginning March 25, 2021. The FCPA unifies the systems for the protection of consumers of financial products, which had been dispersed in various laws, while tightening the existing consumer protection systems to strengthen the rights afforded to consumers of financial products. Banks under the Banking Act are financial instrument distributors subject to the FCPA, and deposit and loan products under the Banking Act are financial instruments subject to the FCPA.

Under the FCPA, a financial instrument distributor who intends to sell financial instruments shall comply with the following requirements: (i) confirmation of suitability and adequacy of financial instruments, (ii) compliance with the duty to explain, (iii) prohibition of unfair sales activities, (iv) prohibition of undue solicitation, and (v) prohibition of false or exaggerated advertising, etc. (collectively, the “Sales Principles”). If a financial instrument distributor breaches any of the Sales Principles, consumers may request the termination of such financial instrument within a period to be prescribed by a Presidential Decree and are entitled to unilaterally terminate the contract if the financial instrument distributor fails to present a justifiable reason for not accepting the consumer’s request. Consumers who purchased a loan product, in particular, shall be entitled to withdraw from the contract within 14 days from the later of (i) the date of receipt of the proceeds pursuant to the contract and (ii) the execution date of the contract (or the date of receipt of the documents necessary for execution of the contract (if required under the FCPA), regardless of whether the financial instrument distributor breached any of the Sales Principles. When a consumer files a lawsuit for damages against a financial instrument distributor for breach of the duty to explain, the financial instrument distributor (and not the consumer) shall bear the burden of proof to prove that no willful conduct or negligence was involved in the breach of such duty to explain. In the event of a dispute with a financial instrument distributor, consumers may apply for mediation to the Dispute Mediation Committee of the Financial Services Commission. If a financial instrument distributor files a lawsuit with a court while such mediation is in progress, the court may suspend the litigation proceedings. For certain small-sum cases, a financial instrument distributor may not file a lawsuit with a court until the completion of such mediation. Financial instrument distributors must accept requests from its consumers to access information for purposes of litigation or mediation. In the event the Financial Services Commission determines that there is a clear risk that a financial product may cause significant damage to the properties of customers, the Financial Services Commission may prohibit or restrict the solicitation of, and execution of a contract for, such financial product.

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

A credit card company must ensure that its total asset does not exceed eight times the amount of its equity capital. However, if the credit card company cannot comply with such limit due to the occurrence of unavoidable events such as drastic changes in the domestic and global financial markets, such limit of its total assets compared to the equity capital may be adjusted by a resolution of the Financial Services Commission. A non-credit card company must ensure that its total asset does not exceed ten times the amount of its equity capital.

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

In July 2019, U.S. federal regulatory agencies adopted amendments to the Volcker Rule regulations to implement the Volcker Rule amendments included in the Reform Act, and also in 2019 such U.S. federal regulatory agencies adopted certain targeted amendments to the Volcker Rule regulations to simplify and tailor certain compliance requirements relating to the Volcker Rule. In June 2020, U.S. federal regulatory agencies adopted additional revisions to the Volcker Rule’s current restrictions on banking entities sponsoring and investing in certain covered hedge funds and private equity funds, including by proposing new exemptions allowing banking entities to sponsor and invest without limit in credit funds, venture capital funds, customer facilitation funds and family wealth management vehicles (the “Covered Fund Amendments”). The Covered Fund Amendments also loosen certain other restrictions on extraterritorial fund activities and direct parallel or co-investments made alongside covered funds. The Covered Fund Amendments therefore should expand the ability of banking entities to invest in and sponsor private funds. The ultimate consequences of the Reform Act on the Fund and its activities remain uncertain, and it remains unclear whether any particular other legislative or regulatory proposals will be enacted or adopted.

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

As of December 31, 2020, Shinhan Bank America exceeded all of the capital ratio standards for a well-capitalized bank with a Tier I leverage ratio of 11.98%, a common equity Tier I risk-based capital ratio of 16.30%, a Tier I risk-based capital ratio of 16.30% and a total risk-based capital ratio of 17.15%.

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

As required by the Dodd-Frank Act, the FDIC revised its deposit insurance premium assessment rates in 2011. In 2016, the FDIC adopted a rule in accordance with provisions of the Dodd-Frank Act that requires large institutions to bear the burden of raising the Reserve Ratio from 1.15% to 1.35% through assessment surcharges for such large institutions. The Reserve Ratio exceeded 1.35% in September 2018. Extraordinary growth in insured deposits during the first and second quarters of 2020 caused the Reserve Ratio to decline below the statutory minimum of 1.35%, resulting in the FDIC establishing a restoration plan on September 15, 2020 which contemplates the Reserve Ratio returning to 1.35% within 8 years.

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

Brokered Deposits. Under federal law and applicable regulations, (i) a well capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. In January 2021, the FDIC adopted rules on aspects of FDIC’s brokered deposit and interest rate regulations. The impact of these rules on Shinhan Bank America’s operations in the future is uncertain. Shinhan Bank America had an aggregate amount of US$40 million of brokered deposits outstanding as of December 31, 2020.

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

In December 2019, the FDIC and the Office of the Comptroller of the Currency (“OCC”) proposed comprehensive amendments to the CRA, which would significantly affect the manner in which banks seek to satisfy their CRA obligations (including by modifying incentives for banks to lend to, invest in, and provide services to their communities generally, and in low- and moderate-income (“LMI”) areas, in particular) and modify the CRA examination process for all but the smallest banks by moving from the current subjective rating system to a “metric-based” rating system. On May 20, 2020, the OCC finalized comprehensive amendments to the CRA. However, the FDIC Chairman indicated that the FDIC would not adopt the CRA amendments during the COVID-19 pandemic. It remains unclear whether the FDIC or other regulatory agencies will adopt final rules amending the CRA and, if such rules were to be adopted, we cannot predict at this time the extent to which the scope of such final rules would resemble the CRA amendments proposed in December 2019. It also remains unclear whether any other particular legislative or regulatory proposals will be enacted or adopted concerning CRA requirements applicable to us. To the extent any such final amendments to CRA requirements applicable to us are adopted, such regulatory developments may impact the ability of Shinhan Bank America to achieves “satisfactory” CRA performance ratings.

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

Shinhan Bank America may be impacted by provisions of the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, or other legislation or regulations adopted in response to the COVID-19 pandemic, which may contain certain temporary regulatory forbearance measures applicable during the COVID-19 pandemic.

ITEM 4.C.	Organizational Structure

We currently have 18 direct and 30 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

1)	We and our subsidiaries currently own 96.74% in the aggregate.
2)	We and our subsidiaries currently own 34.6% in the aggregate.
3)	We and our subsidiaries currently own 18.9% in the aggregate.
4)	We and our subsidiaries currently own 25.27% in the aggregate.
5)	SBJ BANK own 100% in the aggregate.

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Bank (Cambodia) PLC (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	PT Bank Shinhan Indonesia (incorporated in Indonesia);

•	Banco Shinhan de Mexico (incorporated in Mexico);

•	LLP MFO Shinhan Finance (incorporated in Kazakhstan);

•	PT Shinhan Indo Finance (incorporated in Indonesia);

•	Shinhan Microfinance Co., Ltd. (incorporated in Myanmar);

•	Shinhan Vietnam Finance Company Ltd. (incorporated in Vietnam);

•	Shinhan Investment Corp., USA Inc. (incorporated in the United States);

•	Shinhan Investment Corp., Asia Ltd. (incorporated in Hong Kong);

•	Shinhan Securities Vietnam Co., Ltd. (incorporated in Vietnam);

•	PT Shinhan Sekuritas Indonesia (incorporated in Indonesia);

•	Shinhan Asset Management Indonesia (incorporated in Indonesia);

•	Shinhan BNP Paribas Asset Management (Hong Kong) Limited (incorporated in Hong Kong);

•	Shinhan DS Vietnam Co. Limited (incorporated in Vietnam); and

•	SBJ DNX (incorporated in Japan).

ITEM 4.D.	Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513	59,519	5,418
Shinhan Card headquarters	100, Eulji-ro, Jung-gu, Seoul, Korea 04551	65,774	4,634
Shinhan Investment Corp.	70, Yeoui-daero, Yeoungdeungpo-gu, Seoul, Korea 07325	70,170	4,765
Shinhan Centennial Building	29, Namdaemun-ro 10-gil, Jung-gu, Seoul, Korea 04540	19,697	1,389
Shinhan Bank Gwanggyo Branch	54, Cheonggyecheon-ro, Jung-gu, Seoul, Korea 04540	16,727	6,783
Shinhan Myongdong Branch	43, Myeongdong-gil, Jung-gu, Seoul, Korea 04534	8,936	1,017
Shinhan Youngdungpo Branch	27, Yeongjung-ro, Yeoungdeungpo-gu, Seoul, Korea 07301	6,171	1,983

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Shinhan Back Office Support Center	1311, Jungang-ro, Ilsandong-gu, Goyang-si, Gyeonggi-do, Korea 10401	25,238	5,856
Shinhan Bank Back Office and Call Center	251, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06225	40,806	7,964
Shinhan Bank Back Office and Storage Center	1221, 1sunwhan-ro, Sangdang-gu, Cheongju-Si, Chungcheongbuk-do, Korea 28777	6,019	5,376
Shinhan Card Yoksam-Dong Building	176, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06248	7,348	1,185
Shinhan Data Center	67, Digital Valley-ro, Suji-gu, Yongin-si, Gyeonggi-do, Korea 16878	45,277	9,114

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2020, Shinhan Bank had a countrywide network of 859 branches. Approximately 21.9% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. Lease terms are generally between two to three years and generally do not exceed five years. As of December 31, 2020, Jeju Bank had 33 branches of which we own 18 of the buildings in which the facilities are located, representing 54.5% of its total branches. Lease terms are generally between one to two years and seldom exceed five years.

As of December 31, 2020, Shinhan Card had 29 branches, including its headquarters, all but three of which were leased. Lease terms are generally between one to two years. As of December 31, 2020, Shinhan Investment had a nationwide network of 118 branches of which we own five of the buildings in which the facilities are located, representing 4.24% of its total branches in Korea. Lease terms are generally between one to two years. As of December 31, 2020, Shinhan Life Insurance and Orange Life Insurance each had 115 branches, which we lease for a term of generally one to two years.

The net book value of all the properties owned by us on December 31, 2020 was ~~W~~3,030 billion. We do not own any material properties outside of Korea.

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

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the second largest financial services provider in Korea (as measured by consolidated total assets as of December 31, 2020) and operate the second largest banking business (as measured by consolidated total bank assets as of December 31, 2020) and the largest credit card business (as measured by total credit purchase volume in 2020) in Korea.

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

In 2019, the average volume of retail loans increased by 11.1% from 2018, primarily as a result of a continued increase in home rental long-term deposit loans. In 2019, the average volume of corporate loans increased by 10.2% from 2018, primarily as a result of an increase in facilities loans.

In 2020, the average volume of retail loans increased by 8.3% from 2019, primarily as a result of home rental long-term deposit loans. In 2020, the average volume of corporate loans increased by 10.2% from 2019, primarily as a result of an increase in facilities loans.

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

From 2019 to 2020, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased primarily due to decreases in the base interest rate by the Bank of Korea from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020. Shinhan Bank’s net interest income increased by 1.0% from ~~W~~5,872 billion in 2019 to ~~W~~5,928 billion in 2020. Net interest income after provision for credit losses on loans amounted to ~~W~~5,501 billion and ~~W~~5,284 billion in 2019 and 2020 respectively. Shinhan Bank’s operating income decreased by 10.7% from ~~W~~3,263 billion in 2019 to ~~W~~2,914 billion in 2020.

As for Shinhan Card, its operating revenue is largely dependent on transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general Korean economy, such as general consumer spending patterns in Korea. Shinhan Card’s operating revenues increased by 3.7% from ~~W~~3,752 billion in 2018 to ~~W~~3,892 billion in 2019, largely due to an increase in interest income resulting from an increase in loans of foreign subsidiaries to increase their operating assets, as well as Shinhan Card’s acquisition of Prudential Vietnam Finance Company Limited (which subsequently changed its legal name to Shinhan Vietnam Finance). Shinhan Card’s operating revenues increased by 5.1% from ~~W~~3,892 billion in 2019 to ~~W~~4,091 billion in 2020, largely due to an increase in net foreign currency transaction gain mainly incurred in the transactions on bonds and borrowings in foreign currency, due to a decline in foreign currency exchange rates amid stronger valuation of the Won. In addition, fees and commission income increased by 3.3% from ~~W~~1,432 billion in 2019 to ~~W~~1,479 billion in 2020, primarily as a result of an increase in fees and commission income from lease operations as a result of expansion of operations, such as purchasing operating assets.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2020 and our current outlook for 2021 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2021.

Trends in the Korean Economy

In 2020, the global economic growth rate is estimated to have been approximately negative 3% to 4% as global consumption and cross-border trade decreased sharply amidst the COVID-19 pandemic and resulting lockdowns, which would be the lowest growth rate since World War II and the first time the global economy has shown negative growth since the global financial crisis in 2009. In response, many governments have implemented stringent quarantine and lockdown policies while also announcing comprehensive stimulus packages to address the unprecedented impact on production and consumption the COVID-19 pandemic has had. Global economic uncertainties in relation to COVID-19 are expected to continue in 2021, including uncertainty due to the extent and effectiveness of extensive control measures and vaccination programs, among others. There are also uncertainties stemming from political events in major countries, including the escalation of the U.S.-China trade conflicts following the inauguration of Joe Biden as the president of the U.S. Any of these events or uncertainties may have a material adverse effect on the global economy and also our business, financial condition and results of operations.

In 2020, the Korean economy recorded a growth rate of negative 1.0% compared to a positive growth rate of 2.0% in 2019, which was the first time the Korean economy experienced a negative growth rate since the financial crisis in 1998. The contraction of the Korean economy was primarily a result of a sharp decline in consumer consumption amidst a decrease in demand for face-to-face services due to the implementation of social distancing measures as well as a decline in household purchasing power and consumer sentiment resulting from the COVID-19 crisis. However, the Government adopted four supplementary budget plans during 2020 (in the amount of an aggregate of ~~W~~66.8 trillion) and increased Government spending, in part offsetting the general decrease in customer consumption. Despite a decline in the volume of exports in 2020, export volumes recovered substantially during the latter half of 2020 as global trade conditions improved and demand for semiconductors, one of Korea’s major export products, increased due to an increase in demand for non-face-to-face channels and information technology products in general. Facility investment in Korea increased in 2020 compared to 2019 due to solid demand in the information technology sector, including semiconductors and displays, and new technology businesses.

In 2021, we consider the following as potential risks to the Korean economy: (i) possibility of a global recession in major markets due to the impact of COVID-19, including discrepancies in vaccine rollout rates, continued decline in consumer confidence and weekend demand for face-to-face services; (ii) the increased volatility of foreign currency exchange markets due to the varying monetary policies of the global economies including decreases in base interest rates, fiscal and monetary easing policies; (iii) a prolonged slump in the Korean economy resulting from slowing of job creation and exacerbation of unemployment issues, particularly a rise in youth unemployment; (iv) China’s slowing growth and the possibility of a hard landing for China; (v) potential decline in productivity due to aging demographics and low birth rates; (vi) uncertainty and volatility regarding the political and economic policies, including growing protectionism, of the United States and other major economies; (vii) concerns within the financial sectors due to high levels of household debt; and (viii) political risks including political instability due to North Korea. In particular, the COVID-19 pandemic has led to significant global economic and financial disruptions, including an adverse impact on international trade and business activities, sharp declines and significant volatility in the financial markets as well as decreases in interest rates worldwide. In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing potential risks, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations. In 2021, the overall sluggishness in the Korean economy is expected to continue as persisting uncertainty in the global economic environment is expected to continue affecting the Korean economy. Petrochemical and other export items with high demands from China are also expected to continue to experience a negative impact due to the economic slowdown in China amidst the COVID-19 pandemic. Although the Korean economy is showing signs of recovery as exports of Korea’s major export products, including semiconductors, computers and batteries has been slowly increased as a result of an increase in global demand for non-face-to-face channels and information technology products, it remains uncertain whether exports can maintain such levels amidst global economic uncertainties. Although facility investment in Korea increased in 2020, particularly in the information technology and new technology sectors, global political and economic uncertainties may hinder companies from actively investing in new facilities. Investments in the housing sector are similarly expected to remain at relatively low levels due to the Government’s tightening of regulations on the real estate market, and structural factors such as the aging population will continue to persist. Although \the Government is expected to continue implementing policies to mitigate downturns in the economy, for example large-scale fiscal spending and welfare spending, Korea’s economy is expected to continue to experience low, if not negative, growth rates. In particular, it is expected that factors such as a decline in exports, consumption and tourism if the COVID-19 pandemic were to be prolonged, as well as increased volatility in the financial markets and the possibility of escalations of trade disputes between major economies will pose downside risks to the domestic economy in 2021. Accordingly, the economic outlook for the financial services sector in Korea in 2021 and for the foreseeable future remains highly uncertain.

As for interest rate movements, since 2009, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy amidst a slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015, 1.50% in June 2015 and further reduced such rate to the historic low of 1.25% in June 2016. In November 2017, the Bank of Korea raised the base interest rate to 1.50%, marking the first time it increased the base interest rate since 2011, and in November 2018 further raised the base interest rate from 1.50% to 1.75%, citing concerns over household debt in the aggregate exceeding ~~W~~1,500 trillion and potential outflow of funds due to the widening interest rate differential between the base interest rate of the Bank of Korea and the benchmark interest rate of the Federal Reserve Board. After increasing its benchmark interest rate three times during 2017, the Federal Reserve Board increased its benchmark interest rate four times during 2018, to a range of 2.25% to 2.50% in December 2018 when it signaled that it expected to raise the benchmark interest rate another two times during 2019. However, the Federal Reserve Board actually reduced the benchmark interest rate three times during 2019 amidst signs of slowdown in the U.S. and major global economies and recently lowered the rate again to a range of 1.0% to 1.25% on March 3, 2020 and to a range of 0% to 0.25% in March 15, 2020 in response to the threat posed to the economy by the COVID-19 pandemic. Similarly, the Bank of Korea also lowered the base interest rate from 1.75% to 1.50% in July 2019 and from 1.50% to 1.25% in October 2019, and further reduced the base interest rate from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020 in response to the COVID-19 pandemic. Although the COVID-19 pandemic and related factors such as high unemployment rates may result in the benchmark interest rate remaining at low levels at least for the near future, a gradual recovery in the global economy or a variety of other factors may result in upward pressure on the base interest rate. Accordingly, the Bank of Korea’s policy path of interest rates in 2021 and for the foreseeable future remains uncertain and will be affected in part by the policy path of the Federal Reserve Board, which also remains uncertain for the foreseeable future.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

Since the financial crisis in 2008, the asset size of Korean commercial banks has consistently grown year over year, including in 2020. Asset quality of commercial banks in Korea continued to improve, primarily as a result of Korean commercial banks’ risk management efforts as well as, more recently, Government-led financial support programs introduced in response to the COVID-19 pandemic such as loan rescheduling and principal and interest payment deferral programs. Household loans as well as corporate loans increased amidst Government-led financial support programs implemented in response to the COVID-19 pandemic as well as an increase in Government expenditures and fiscal stimulus measures. However, net income for Korean commercial banks decreased in 2020 compared to 2019, primarily due to COVID-19-related provisions recognized by Korean commercial banks during 2020.

In 2021, asset growth for commercial banks in Korea is expected to slow due to a variety of factors, including the Government’s strengthening of policies on the housing market and household debt, such as those relating to total household debt management, introduction of debt service ratios and loan-to-deposit ratios, an expected slowdown in the real estate market and financial regulators’ continued focus on curbing the growth of housing loans. Moreover, the prolonged COVID-19 pandemic may lead to an increase in defaults on loan payments, particularly small- and medium-sized enterprises, which may lead to an increase in delinquency and a have a negative impact on the asset quality of commercial banks. In addition, as the demand for consumer protection in investment products increases, the banks’ organization and key performance indicators are expected to be readjusted, and fees and commission income generally is expected to decrease. Competition between banks and fintech firms is expected to further intensify due to the introduction of open banking and amendments to Korea’s major data privacy laws. The resulting competition is expected to go beyond traditional price-based competition, requiring banks to focus on offering customized products and services based on big data analysis and integrating financial services with customers’ daily life patterns in order to provide differentiated value. The Government’s policies focusing on protection of consumers and encouraging inclusive financial policies are also expected to lead to further competition among banks for relevant businesses, such as businesses to support the middle class, socially disadvantaged classes, small businesses and startups. We believe that strengthening risk management capabilities will become increasingly important and have a more direct impact on the financial performance of commercial banks in Korea.

Credit Cards

In 2020, despite the Korean economy recording negative growth amidst a decline in household purchasing power and consumer sentiment resulting from the COVID-19 pandemic, the Korean credit card industry experienced modest growth in sales volume and profit as credit card companies seek to preemptively diversify businesses, such as COVID-19 emergency fund businesses, automobile financing products and loans to non-card members, as well as reduced costs through a focus on digital channels as opposed to traditional face-to-face channels.

Multiple factors, such as the continued sluggishness in domestic consumption and investment, rising levels of household debt, aging demographics and low birth rates, as well as the prolonged impact of COVID-19, have increased the uncertainty surrounding the Korean credit card industry. In addition, there has been intensified competition within the financial services industry, especially with the commercialization and popularity of platform businesses and other integrated financial services using digital finance infrastructures such as government-led MyData and MyPayment. Moreover, pricing details have become more transparent and the overall pricing margin of products and services have decreased and are expected to further decrease in the future. Accordingly, it has become even more important for credit card companies to diversify their businesses and strengthen the competitiveness of their platforms through efficient cost control using digital technology.

Securities

In 2020, the Korean stock market experienced record high growth as a result of increased participation by individual investors in the Korean stock market, in turn resulting in significant improvement to the overall profitability of brokerage services in Korea.

In 2021, securities companies are expected to continue efforts to diversify revenue sources other than traditional brokerage services, expanding into investment banking and sales and trading in an effort to reduce the impact of stock price fluctuations on the profitability of securities companies. Competition has particularly intensified as entry barriers into the securities industry is relatively low and there are a limited number of factors allowing companies to differentiate its services with other financial companies. Despite the introduction of new net capital ratio requirements in 2016, which regulate minimum equity capital requirements for each authorized business unit separately and were intended to loosen restrictions on businesses, management of traditional net capital ratios remains important as it directly affects credit rating. In addition, introducing leverage ratio regulations, for example, the application of the BIS capital adequacy ratio, is expected to give larger securities firms an advantage over their smaller competitors as larger securities firms will have larger capital buffers compared to small and medium-sized firms. As more securities companies enter the wealth management and corporate and investment banking markets, more companies are expected to combine and integrate their banking and financial investment services. Moreover, fintech companies such as KakaoPay and Toss have entered the online brokerage and asset management markets through the launch of Kakaopay Securities Corp. and Toss Securities, respectively, in February 2021, further intensifying competition within the segment.

Life Insurance

In 2020, the life insurance industry’s overall revenue continued to decline due to a persisting low interest rate environment, as well as slowing growth of the economy, an aging population and low birthrates.

In 2021, the life insurance industry’s overall profitability is expected to continue to decline as the factors mentioned above continue to persist, and it is expected that risk management and underwriting (risk takeover) capability will become an increasingly important factor in life insurance companies’ ability to strategically reduce business expenses. In addition, the demands for health insurance products and retirement pension insurance have increased steadily, and as a result it is expected that sales channels, products, and digital-based competitiveness will become more important in the future. As the line between financial and non-financial sectors become blurry and the life insurance market matures, we expect overall growth potential for the industry to be limited and the importance of developing differentiated products and services tailored to customers’ individualized needs and expanding digital-based customer services to become increasingly important. In addition, the Korean Insurance Capital Standards regulations are expected to be implemented by 2023 and will require insurance companies to apply market price valuation to their assets and liabilities in calculating capital requirement ratios in line with the new IFRS 17 accounting standards, thereby posing further challenges which may result in increased volatility for Korean life insurance companies.

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

Due, in part, to the variety of services being offered and the broad range of potential customers, specialized credit providers often find it relatively easy to develop new customer segments and provide niche offerings. In September 2015, the National Assembly of Korea passed an amendment to the Credit Finance Business Act, which, among other things, reduced entry barriers into the credit finance industry by lowering the minimum capital requirements for new entrants. Due to the relatively low barriers of entry, however, competition is intense and has further intensified as commercial banks have been offering automobile loan offerings as well as medium-interest loan products and peer-to-peer companies and lenders have been expanding their credit loan businesses as well. As a result, overall profitability has declined in recent years and competition has been further intensifying.

Asset Management

The total amount of assets under management by asset management companies, including fund assets under management and discretionary investment contracts, increased by 8.9% to ~~W~~1,323 trillion as of December 31, 2020 from ~~W~~1,215 trillion as of December 31, 2019, primarily due to growth of institutional investors. The total amount of fund assets under management increased by 9.4% to ~~W~~713 trillion as of December 31, 2020 from ~~W~~652 trillion as of December 31, 2019, and the total amount of discretionary investment contracts increased by 8.2% to ~~W~~609.9 trillion as of December 31, 2020 from ~~W~~563.5 trillion as of December 31, 2019. Operating profit increased by 54.1% to ~~W~~1,434.4 billion in 2020 from ~~W~~930.8 trillion in 2019, due primarily to the increase in trust deposit. As a result, net profit increased by 71.3% to ~~W~~1,357 billion in 2020 from ~~W~~792 trillion in 2019.

In 2021, institutional investors are expected to continue to lead the growth of the asset management industry. Growth of the private funds market is expected to slow, in part due to redemption delays and losses from several private funds. Investors’ risk appetite may increase if global uncertainties, including those due to the COVID-19 pandemic, are eased and if improvement is shown in major financial indicators, as returns on bonds are expected to decrease in a low-interest rate environment and hence demands for higher return investment products are expected to increase. As estimated returns on investments in the Korean market are expected to remain low due to slowing growth of the Korean economy, demand for investments in overseas markets and non-financial assets is expected to increase. Demand for long-term investment products in the public fund market, such as individual annuity funds and retirement pension funds, is expected to continue to rise. Demand from investors looking to invest in ESG products is expected to continue to be strong as new ESG products are introduced into the market and gradually attract interest from retail investors.

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

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance- Based(4)	New COFIX Balance-Based(5)	COFIX New Borrowing-Based(6)
June 30, 2016	1.69	1.25	1.37	1.75	—	1.54
December 31, 2016	2.13	1.64	1.52	1.62	—	1.51
June 30, 2017	2.24	1.70	1.38	1.58	—	1.47
December 31, 2017	2.68	2.14	1.66	1.66	—	1.77
June 30, 2018	2.77	2.12	1.65	1.83	—	1.82
December 31, 2018	2.29	1.82	1.93	1.95	—	1.96
June 30, 2019	1.97	1.47	1.78	2.00	—	1.85
December 31, 2019	1.94	1.36	1.53	1.81	1.55	1.63
June 30, 2020	2.25	0.84	0.79	1.55	1.26	1.06
December 31, 2020	2.21	0.98	0.66	1.21	0.96	0.90

Source: Korea Financial Investment Association Bond Information Service

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.
(2)	Measured by the yield on three-year treasury bonds.
(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).
(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.
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

Also, a special designation for equity instruments is allowed at initial recognition that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. It becomes important to distinguish these equity investments from other financial assets. IFRS 9 defines an equity investment as one meeting the definition of an equity instrument in IAS 32, Financial Instruments: Presentation – i.e., any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Under IFRS 9, puttable instruments, which were previously classified as equity instruments in accordance with the exemption of IAS 32, are no longer qualified to be classified as equity instruments from the investor’s perspective. Some equity stocks, equity investments and beneficiary certificates which had been included in available-for-sale equity instruments under IAS 39 were re-classified into FVTPL because of their puttable characteristics upon adoption of IFRS 9.

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

Allowance for Credit Losses on Loans

Loans are classified as financial assets at amortized cost except for certain loans whose contractual cash flows do not consist solely of payments of principal and interest on the principal amount outstanding. Under IAS 39, loans were only permitted to be classified as loans and receivables. Loans at amortized cost under IFRS 9 are and loans and receivables under IAS 39 were subject to the application of impairment standards. The allowance for credit losses on loans has increased due to the adoption of IFRS 9 and the subsequent application of the new impairment model – expected credit loss model (whereas IAS 39 previously applied the incurred loss model). The allowance for credit losses on loans for the comparative financial statements as at the end of the period prior to adoption of the new standard was not restated, and the transition impact upon the initial adoption of IFRS 9 was recognized in retained earnings as of January 1, 2018.

The methodology for determining allowance for credit losses on loans is as follows and is mainly focused on Shinhan Bank which holds the majority of our loan assets.

- Allowance for Credit Losses on Loans Assessed Individually

Allowance for credit losses on loans assessed individually is based on the management’s best estimate derived from present value of future cash flows that are expected to be collected from debt instruments subject to assessment. When forecasting these cash flows, we utilize all relevant information and financial circumstances available such as net realizable value of relevant collateral and operating cash flows of counterparties. Based on the individual significance, Shinhan Bank determines whether to apply individual or collective assessment – collective assessment is applied for loans that are not individually significant or loans that are individually significant but do not have significant increases in credit risk. Individual assessment is applied for loans that have relatively large balances and which have had significant increase in credit risk or have become impaired. Under IAS 39, Shinhan Bank evaluated impaired loans with relatively large balances individually. Shinhan Bank classifies credit-impaired borrowers with loan amounts of over ~~W~~3 billion as subject to individual assessment (quantitative criteria) and also considers certain other factors such as asset quality, financial ratios, audit opinions and signs of insolvency (qualitative criteria).

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

Leases

Beginning on January 1, 2019, accounting treatment as the lessee has changed as we have adopted IFRS 16, ‘Leases’. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged from IAS 17. As restatement of prior periods is not required, comparative financial information for prior periods, which have been prepared applying IAS 17, has not been restated. Accordingly, certain of our historical financial information before 2019 includes the financial information applying IAS 17 and is not directly comparable against that of our financial information after January 1, 2019.

Lessee accounting - policy applicable before January 1, 2019

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

Lessee accounting - policy applicable from January 1, 2019

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

Lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date of the lease, and the lease payments included in the measurement of the liabilities consist of the following payments:

•	Fixed payments (including in-substance fixed payments, less any lease incentives receivable)

•	Variable lease payments depending on the index or rate

•	Amounts expected to be paid by the lessee under the residual value guarantee

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option

•	Extended Lease payments in an optional renewal period if the lessee is reasonably certain to that they will exercise the extension option

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

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

Recently Adopted Standards and Interpretations

Amendments to IFRS 16, ‘Leases’ - The practical expedient for the exemption, discount or deferral of rent related to COVID-19

As a practical expedient, the lessee may not evaluate whether a rent concession, such as rent discount directly resulting from COVID-19, constitutes a change in the lease. The lessee with this choice shall account for changes in lease payments, such as rent discounts, consistently with the way the standard specifies when those changes are not lease changes. We changed our accounting policy in accordance with the amendments IFRS 16. The amended accounting policies are applied retrospectively in accordance with the transitional provisions IFRS 16. Retrospective application of accounting policies has no cumulative effect on the initial application to be reflected in retained earnings at the beginning of January 1, 2020, and the comparative financial statements presented have not been restated. The amount recognized in profit or loss is ~~W~~24,928 million to reflect the change in lease payments arising from the same lease discount for the year ended December 31, 2020 as a result of the amendment to IFRS 16, ‘Leases’.

Amendments to IFRS 9, ‘Financial Instruments’, IAS 39, ‘Financial Instruments: Recognition and Measurement’ and IFRS 7, ‘Financial Instruments: Disclosures Revision – Interest rate indicator reform’

The revised standards require exceptions to the analysis of future information in relation to the application of hedge accounting while uncertainty exists due to movements of the interest rate indicator reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform. The nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the reform of the interest rate index is referred to Notes 10 in the consolidated financial statements included in the annual report.

New Standards and Interpretations Not Yet Adopted

IFRS 9, ‘Financial Instruments’, IAS 39, ‘Financial Instruments: Recognition and Measurement’, IFRS 7, ‘Financial Instruments: Disclosures Revision’, IFRS 4, ‘Insurance Contracts’ and IFRS 16, ‘Leases’ amended – Interest rate indicator reform Average Balance Sheet and Volume and Rate Analysis

The effective interest rate, not the carrying amount, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. There are exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. These amendments will take effect for annual periods beginning after January 1, 2021, and early application is permitted. The Group is determining whether there will be any impact on the Group’s financial statements due to these amendments.

IFRS 17 ‘Insurance Contracts’ amended

IFRS 17 provides a comprehensive model for insurance contracts covering the recognition, measurement, presentation and disclosure of insurance contracts and replaces existing IFRS 4. The standard applies to all types of insurance contracts (e.g., life, non-life, direct insurance and re-insurance), regardless of the type of entities such insurance contracts have been issued by, as well as to certain guarantees and financial instruments with discretionary participation features. Under IFRS 17, the standard general model is supplemented by the variable fee approach and the premium allocation approach. IFRS 17 is expected to become effective beginning January 1, 2023. The Group is currently in the process of evaluating the potential impact of adopting IFRS 17.

Average Balance Sheet and Volume and Rate Analysis

Average Balances and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, in 2018, 2019 and 2020.

	Year Ended December 31,
	2018					2019					2020
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks(2)	~~W~~	10,747	~~W~~	189	1.76%	~~W~~	10,996	~~W~~	242	2.20%	~~W~~	12,099	~~W~~	142	1.17%
Loans(3)
Retail loans		115,622		4,029	3.48		128,474		4,672	3.64		139,099		4,446	3.20
Corporate loans		144,063		5,154	3.58		158,797		5,686	3.58		174,937		5,272	3.01
Public and other loans		2,486		87	3.49		3,159		110	3.50		3,596		103	2.85
Loans to banks		4,915		122	2.48		3,969		107	2.69		5,597		76	1.35
Credit card loans		21,527		1,790	8.32		23,059		1,917	8.31		23,307		1,875	8.04

Total loans		288,613		11,182	3.87		317,458		12,492	3.94		346,536		11,772	3.40

Securities(4)		101,614		2,113	2.08		141,855		2,880	2.03		155,860		2,778	1.78
Other interest-earning assets		—		88	—		—		93	—		—		82	—

Total interest-earning assets	~~W~~	400,974	~~W~~	13,572	3.38%	~~W~~	470,309	~~W~~	15,707	3.34%	~~W~~	514,495	~~W~~	14,774	2.87%

Non-interest-earning assets
Cash and due from banks	~~W~~	11,409				~~W~~	12,731				~~W~~	14,574
Derivative assets		2,263					2,757					3,892
Property and equipment and intangible assets		7,313					9,229					9,537
Other non-interest-earning assets		24,328					32,028					36,016

Total non-interest-earning assets	~~W~~	45,313				~~W~~	56,745				~~W~~	64,019

Total assets	~~W~~	446,287	~~W~~	13,572		~~W~~	527,054	~~W~~	15,707		~~W~~	578,514	~~W~~	14,774

Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	~~W~~	37,714	~~W~~	148	0.39%	~~W~~	40,379	~~W~~	171	0.42%	~~W~~	50,751	~~W~~	167	0.33%
Savings deposits		74,467		415	0.56		77,652		452	0.58		91,474		293	0.32
Time deposits		130,846		2,362	1.81		147,479		2,830	1.92		154,516		2,262	1.46
Other deposits		8,525		167	1.96		9,297		192	2.07		8,482		121	1.42

Total interest-bearing deposits		251,552		3,092	1.23		274,807		3,645	1.33		305,223		2,843	0.93

Borrowings		29,364		468	1.59		32,336		551	1.71		38,320		427	1.11
Debt securities issued		55,931		1,337	2.39		70,087		1,666	2.38		74,435		1,554	2.09
Other interest-bearing liabilities		3,213		95	2.98		4,192		107	2.55		4,207		67	1.60

Total interest-bearing liabilities	~~W~~	340,060	~~W~~	4,992	1.47%	~~W~~	381,422	~~W~~	5,969	1.57%	~~W~~	422,185	~~W~~	4,891	1.16%

	Year Ended December 31,
	2018					2019					2020
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Non-interest-bearing liabilities
Non-interest-bearing deposits	~~W~~	3,547				~~W~~	3,608				~~W~~	3,908
Derivatives liabilities		2,889					2,691					3,527
Insurance liabilities		25,388					50,742					52,682
Other non-interest-bearing liabilities		39,739					48,211					52,225

Total non-interest-bearing liabilities	~~W~~	71,563				~~W~~	105,252				~~W~~	112,342

Total liabilities	~~W~~	411,623	~~W~~	4,992		~~W~~	486,674	~~W~~	5,969		~~W~~	534,527	~~W~~	4,891

Total equity attributable to equity holder of the Group		33,876					37,844					41,914
Non-controlling interests		788					2,536					2,073

Total liabilities and equity	~~W~~	446,287	~~W~~	4,992		~~W~~	527,054	~~W~~	5,969		~~W~~	578,514	~~W~~	4,891

Net interest spread(5)					1.91%					1.77%					1.71%
Net interest margin(6)					2.14%					2.07%					1.92%
Average asset liability ratio(7)					117.91%					123.30%					121.86%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Due from banks as of December 31, 2018, 2019 and 2020, consists of due from banks at amortized cost and due from banks at fair value through profit or loss.
(3)

Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current. Loans as of December 31, 2018, 2019 and 2020, consist of loans at amortized cost and loans at fair value through profit or loss.

(4)

Average balance and yield on securities are based on book value. Securities as of December 31, 2018, 2019 and 2020, consist of securities at fair value through profit or loss, securities at fair value through other comprehensive income and securities at amortized cost.

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

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2020 compared to 2019 and (ii) 2019 compared to 2018. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change.

	From 2019 to 2020 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	22	~~W~~	(122)	~~W~~	(100)
Loans:
Retail loans		367		(593)		(226)
Corporate loans		542		(956)		(414)
Public and other loans		14		(21)		(7)
Loans to banks		34		(65)		(31)
Credit card loans		21		(63)		(42)

Total loans		978		(1,698)		(720)

Securities		269		(371)		(102)
Other interest-earning assets		—		(11)		(11)

Total interest income	~~W~~	1,269	~~W~~	(2,202)	~~W~~	(933)

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	38	~~W~~	(42)	~~W~~	(4)
Savings deposits		70		(229)		(159)
Time deposits		129		(697)		(568)
Other deposits		(15)		(56)		(71)

Total interest-bearing deposits		222		(1,024)		(802)

Borrowings		90		(214)		(124)
Debt securities issued		99		(211)		(112)
Other interest-bearing liabilities		—		(40)		(40)

Total interest expense	~~W~~	411	~~W~~	(1,489)	~~W~~	(1,078)

Net increase (decrease) in net interest	~~W~~	858	~~W~~	(713)	~~W~~	145

	From 2018 to 2019 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	4	~~W~~	49	~~W~~	53
Loans:
Retail loans		462		181		643
Corporate loans		528		4		532
Public and other loans		23		0		23
Loans to banks		(25)		10		(15)
Credit card loans		128		(1)		127

Total loans		1,116		194		1,310

Securities		818		(51)		767
Other interest-earning assets		—		5		5

Total interest income	~~W~~	1,938	~~W~~	197	~~W~~	2,135

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	11	~~W~~	12	~~W~~	23
Savings deposits		18		19		37
Time deposits		313		155		468
Other deposits		16		9		25

Total interest-bearing deposits		358		195		553

Borrowings		49		34		83
Debt securities issued		337		(8)		329
Other interest-bearing liabilities		26		(14)		12

Total interest expense	~~W~~	770	~~W~~	207	~~W~~	977

Net increase (decrease) in net interest	~~W~~	1,168	~~W~~	(10)	~~W~~	1,158

Results of Operations

2020 Compared to 2019

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2019		2020		% Change
	(In billions of Won, except percentages)
Net interest income	~~W~~	9,738	~~W~~	9,883	1.5%
Net fees and commission income		2,141		2,383	11.3
Net other operating income (expense)		(6,833)		(7,336)	7.4

Operating income	~~W~~	5,046	~~W~~	4,930	(2.3)%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2019		2020		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and deposits at amortized cost	~~W~~	210	~~W~~	128	(39.0)%
Deposits at fair value through profit or loss		32		14	(56.3)
Securities at fair value through profit or loss		741		743	0.3
Securities at fair value through other comprehensive income		1,078		958	(11.1)
Securities at amortized cost		1,061		1,077	1.5
Loans at amortized cost		12,435		11,698	(5.9)
Loans at fair value through profit or loss		57		74	29.8
Others		93		82	(11.8)

Total interest income	~~W~~	15,707	~~W~~	14,774	(5.9)%

Interest expense:
Deposits	~~W~~	3,645	~~W~~	2,843	(22.0)%
Borrowings		551		427	(22.5)
Debt securities issued		1,666		1,554	(6.7)
Others		107		67	(37.4)

Total interest expense	~~W~~	5,969	~~W~~	4,891	(18.1)%

Net interest income	~~W~~	9,738	~~W~~	9,883	1.5%

Net interest margin(1)		2.07%		1.92%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balances and Related Interest.”

Interest income. Interest income decreased by 5.9% from ~~W~~15,707 billion in 2019 to ~~W~~14,774 billion in 2020 primarily due to a decrease in interest on loans at amortized cost and, to a lesser extent, a decrease in interest on securities at fair value through other comprehensive income. Interest on loans at amortized cost decreased by 5.9% from ~~W~~12,435 billion in 2019 to ~~W~~11,698 billion in 2020 primarily as a result of a decrease in the average lending rates of both retail loans and corporate loans, despite an increase in the average balances of both retail loans and corporate loans as further described below. Interest on securities at fair value through other comprehensive income decreased by 11.1% from ~~W~~1,078 billion in 2019 to ~~W~~958 billion in 2020 primarily due to a decrease in the average lending rates of securities at fair value through other comprehensive income, despite an increase in the average balances of securities at fair value through other comprehensive income.

Interest income on retail loans decreased by 4.8% from ~~W~~4,672 billion in 2019 to ~~W~~4,446 billion in 2020, primarily due to a decrease in the average lending rate for retail loans from 3.64% in 2019 to 3.20% in 2020, despite a 8.3% increase in the average balance of retail loans from ~~W~~128,474 billion in 2019 to ~~W~~139,099 billion in 2020. The average lending rate for retail loans decreased primarily as a result of decreases in the base interest rate by the Bank of Korea from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020. The base rate set by the Bank of Korea largely determines the market rates for certificates of deposit, which in turn largely determines the lending rates for a substantial majority of our retail loans. The average balance of retail loans increased primarily as a result of increased demand in the housing market despite stricter regulations on maximum debt-to-income and loan-to-value ratios implemented by the Government on mortgage loans. In particular, the volume of mortgage and home equity loans increased as more households chose to purchase homes due to a continued increase in the amounts of long-term deposits required for housing rentals and a decrease in the supply of homes available for long-term deposit leases.

Interest income from corporate loans decreased by 7.3% from ~~W~~5,686 billion in 2019 to ~~W~~5,272 billion in 2020, primarily due to a decrease in the average lending rate for corporate loans from 3.58% in 2019 to 3.01% in 2020, despite a 10.2% increase in the average balance of corporate loans from ~~W~~158,797 billion in 2019 to ~~W~~174,937 billion in 2020. The average lending rate for corporate loans decreased primarily as a result of the general decrease in market interest rates largely driven by the decrease in the base interest rate by the Bank of Korea in March 2020 and May 2020 as discussed above. The average balance of corporate loans increased principally as a result of policies to support small and medium sized enterprises due to the prolonged COVID-19 pandemic and their efforts to secure funds.

Interest expense. Interest expense decreased by 18.1% from ~~W~~5,969 billion in 2019 to ~~W~~4,891 billion in 2020, due primarily to a 22.0% decrease in interest expense on deposits from ~~W~~3,645 billion in 2019 to ~~W~~2,843 billion in 2020, as well as a 22.5% decrease in interest expense on borrowings from ~~W~~551 billion in 2019 to ~~W~~427 billion in 2020.

The decrease in interest expense on deposits was due to a decrease in the average interest rate of total interest-bearing deposits from 1.33% in 2019 to 0.93% in 2020, despite a 11.1% increase in the average balance of deposits from ~~W~~274,807 billion in 2019 to ~~W~~305,223 billion in 2020. The decrease in the average rate of interest paid on deposits was mainly due to a decrease in the average rate of interest paid on time deposits from 1.92% in 2019 to 1.46% in 2020 as well as a decrease in the average rate of interest paid on savings deposits from 0.58% in 2019 to 0.32% in 2020. The average rate of interest paid on time deposits and savings deposits decreased largely as a result of lower average market interest rates for 2020 compared to 2019 as described above. The increase in the average balance of deposits was primarily due to a 17.8% increase in the average balance of savings deposits, which was largely a result of policies to increase liquidity including funding supports of government and local government due to the prolonged COVID-19.

The decrease in interest expense on borrowings was due primarily to a decrease in the average interest rate of borrowings from 1.71% in 2019 to 1.11% in 2020, which was partially offset by a 18.5% increase in the average balance of borrowings from ~~W~~32,336 billion in 2019 to ~~W~~38,320 billion in 2020. The average interest rate of borrowings decreased principally as a result of the general decrease in market interest rates largely driven by the decrease in the base interest rate by the Bank of Korea in March 2020 and May 2020 as discussed above.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin decreased by 15 basis points from 2.07% in 2019 to 1.92% in 2020 largely due to a decrease in the average market interest rates for 2020 compared to 2019 as described above, despite an increase in the average volume of interest-earning assets.

Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased by 6 basis points from 1.77% in 2019 to 1.71% in 2020 due to a 41 basis point decrease in the average rate of interest on interest-bearing liabilities from 1.57% in 2019 to 1.16% in 2020 and a 47 basis point decrease in the average rate of interest on interest-earning assets from 3.34% in 2019 to 2.87% in 2020. The average rate of interest on interest-bearing liabilities decreased primarily due to a 40 basis point decrease in the average interest rate on deposits. The average rate of interest on interest-earning assets decreased primarily due to a 54 basis point decrease in the average interest rates on loans, which was mainly due to the reduced average interest rate on corporate loans. The average volume of interest-earning assets increased by 9.4% from ~~W~~470,309 billion in 2019 to ~~W~~514,495 billion in 2020 largely as a result of an increase in the volume of retail and corporate loans. The average volume of interest-bearing liabilities increased by 10.7% from ~~W~~381,422 billion in 2019 to ~~W~~422,185 billion in 2020 largely due to policies to increase liquidity including funding supports of government and local government due to the prolonged COVID-19.

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2019		2020		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	67	~~W~~	95	41.8%
Commission received as electronic charge receipt		152		143	(5.9)
Brokerage fees		353		546	54.7
Commission received as agency		140		145	3.6
Investment banking fees		151		161	6.6
Commission received in foreign exchange activities		244		239	(2.0)
Asset management fees		307		255	(16.9)
Credit card fees		1,234		1,170	(5.2)
Operating lease fees		142		245	72.5
Others		767		815	6.3

Total fees and commission income	~~W~~	3,557	~~W~~	3,814	7.2%

Fees and commission expense:
Credit-related fees	~~W~~	42	~~W~~	46	9.5%
Credit card fees		916		849	(7.3)
Others		458		536	17.0

Total fees and commission expense	~~W~~	1,416	~~W~~	1,431	1.1%

Net fees and commission income	~~W~~	2,141	~~W~~	2,383	11.3%

Net fees and commission income increased by 11.3% from ~~W~~2,141 billion in 2019 to ~~W~~2,383 billion in 2020 primarily due to increases in brokerage fees income, operating lease fees income and decrease in credit card fees expense, which was partially offset by a decrease in credit card fees income and asset management fees income.

Brokerage fees income increased by 54.7% from ~~W~~353 billion in 2019 to ~~W~~546 billion in 2020 primarily due to an increase in daily average stock trading volume amidst volatile market conditions. Operating lease fees income increased by 72.5% from ~~W~~142 billion in 2019 to ~~W~~245 billion in 2020 primarily due to the expansion of operations, such as purchasing operating assets including leases classified as operating leases. As a result of COVID-19, credit card fees expense decreased by 7.3% from ~~W~~916 billion in 2019 to ~~W~~849 billion in 2020 primarily due to a decrease in the number of offline transactions which have higher fees and expenses compared to online transactions.

Credit card fees income decreased by 5.2% from ~~W~~1,234 billion in 2019 to ~~W~~1,170 billion in 2020, primarily as a result of a decrease in general sales fees and a decrease in foreign currency credit card fees. The decrease in general sales fees was mainly due to a decrease in the number of offline transactions which have higher fees and expenses compared to online transactions. The decrease in foreign currency credit card fees was due to a decrease in credit card sales incurred in foreign transactions due to COVID-19. Asset management fees income decreased by 16.9% from ~~W~~307 billion in 2019 to ~~W~~255 billion in 2020, primarily due to a decrease in management fees received from specified money and real estate related trust accounts of Shinhan Bank.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2019		2020		% Change
	(In billions of Won, except percentages)
Net insurance expenses	~~W~~	(497)	~~W~~	(604)	21.5%
Dividend income		82		98	19.5
Net gain on financial instruments at fair value through profit or loss		1,385		273	(80.3)
Net loss on financial instruments at fair value through profit or loss (overlay approach)		(247)		(136)	(44.9)
Net gain (loss) on financial instruments designated at fair value through profit or loss		(846)		198	N/M
Net foreign currency transaction gain		441		527	19.5
Net gain on disposal of financial asset at fair value through other comprehensive income		152		274	80.3
Provision for credit loss allowance		(981)		(1,382)	40.9
General and administrative expenses		(5,135)		(5,213)	1.5
Other operating expenses, net		(1,187)		(1,371)	15.5

Net other operating expenses	~~W~~	(6,833)	~~W~~	(7,336)	7.4%

N/M = not meaningful

Net other operating expenses increased by 7.4% from ~~W~~6,833 billion in 2019 to ~~W~~7,336 billion in 2020, primarily due to a decrease in net gain on financial instruments at fair value through profit or loss by 80.3% from ~~W~~1,385 billion in 2019 to ~~W~~273 billion in 2020, as well as, to a lesser extent, an increase in provision for credit loss allowance by 40.9% from ~~W~~981 billion in 2019 to ~~W~~1,382 billion in 2020, which was partially offset as we recognized net gain on financial instruments designated at fair value through profit or loss of ~~W~~198 billion in 2020 compared to net loss on financial instruments designated at fair value through profit or loss of ~~W~~846 billion in 2019.

Provision for Credit Loss Allowance on Financial Assets

The following table sets forth for the periods indicated the credit loss allowance by type of financial asset.

	Year Ended December 31,
	2019		2020		% Change
	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	226	~~W~~	200	(11.5)%
Corporate		203		626	208.4
Credit card		484		452	(6.6)
Others		(2)		13	N/M

Subtotal		911		1,291	41.7
Securities(1)		7		5	(28.6)
Others		63		86	36.5

Total provision for credit loss allowance on financial assets	~~W~~	981	~~W~~	1,382	40.9%

N/M = not meaningful

Note:

(1)	Consist of securities at amortized cost and securities at fair value through other comprehensive income.

Provision for credit loss allowance increased by 40.9% from ~~W~~981 billion in 2019 to ~~W~~1,382 billion in 2020 principally due to a 41.7% increase in credit loss allowance on loans from ~~W~~911 billion in 2019 to ~~W~~1,291 billion in 2020. Our credit loss allowance for loans increased primarily due to an increase in allowance for credit losses on corporate loans, which was partially offset by a decrease in allowance for credit loss on credit card loans. Allowance for credit losses on corporate loans increased mainly because of the re-estimate of probability of default reflecting forward-looking information and the additional selection of borrowers subject to individual assessment in order to proactively responding to changes in the financial environment, such as the spread of COVID-19. Allowance for credit losses on credit card loans decreased primarily as a result of a decrease in allowance for credit losses resulting from the lower rate of overdue transfers and an increase in gains on collection of bad debts.

Income Tax Expense

Income tax expense decreased by 1.0% from ~~W~~1,269 billion in 2019 to ~~W~~1,256 billion in 2020 primarily as a result of a decrease in profit before income taxes by 3.2% to ~~W~~4,754 billion in 2020 from ~~W~~4,911 billion in 2019. Our effective rate of income tax increased to 26.4% in 2020 from 25.8% in 2019.

Net Income for the Period

As a result of the foregoing, our net income for the period decreased by 4.0% from ~~W~~3,642 billion in 2019 to ~~W~~3,498 billion in 2020.

Other Comprehensive Income (loss) for the Period

	Year Ended December 31,
	2019		2020		% Change
	(In billions of Won, except percentages)
Items that are or may be reclassified to profit or loss:
Net gain (loss) on financial assets at fair value through other comprehensive income	~~W~~	352	~~W~~	(87)	N/M %
Net gain on financial instruments at fair value through profit or loss (overlay approach)		163		90	(44.8)
Equity in other comprehensive income (loss) of associates		3		(3)	N/M
Foreign currency translation adjustments for foreign operations		106		(162)	N/M
Net change in unrealized fair value of cash flow hedges		(19)		(14)	(26.3)
Other comprehensive income of separate account		11		4	(63.6)

		616		(172)	N/M
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability		(55)		16	N/M
Valuation gain on financial assets at fair value through other comprehensive income		19		7	(63.2)
Loss on disposal of financial assets at fair value through other comprehensive income		(6)		(28)	366.7
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		(8)		3	N/M

		(50)		(2)	(96.0)

Total other comprehensive income (loss), net of income tax	~~W~~	566	~~W~~	(174)	N/M %

N/M = not meaningful

We recognized total other comprehensive loss of ~~W~~174 billion in 2020 compared to total other comprehensive income of ~~W~~566 billion in 2019. The change in total other comprehensive loss was primarily due to net loss on financial assets at fair value through other comprehensive income in 2020 compared to net gain on financial assets at fair value through other comprehensive income in 2019. To a lesser extent, we recognized net loss on foreign currency translation adjustments for foreign operations in 2020 compared to net gain on foreign currency translation adjustments for foreign operations in 2019, and we recognized decreased net gain on financial instruments at fair value through profit or loss (overlay approach) in 2020 compared to 2019. primarily as we recognized net loss on financial assets at fair value through other comprehensive income in 2020 compared to net gain on financial assets at fair value through other comprehensive income, as well as to a lesser extent as we recognized loss on foreign currency translation adjustments for foreign operations in 2020 compared to loss on foreign currency translation adjustments for foreign operations in 2019 and due to a decrease in net gain on financial instruments at fair value through profit or loss (overlay approach). We recognized net loss on financial assets at fair value through other comprehensive income of ~~W~~87 billion in 2020 compared to net gain on financial assets at fair value through other comprehensive income of ~~W~~352 billion in 2019, primarily due to fluctuations in interest rates and stock prices. We recognized loss on foreign currency translation adjustments for foreign operations of ~~W~~162 billion in 2020 compared to gain on foreign currency translation adjustments for foreign operations of ~~W~~106 billion in 2019, primarily due to a decline in foreign currency exchange rates amid stronger valuation of the Won. Net gain on financial instruments at fair value through profit or loss (overlay approach) decreased by 44.8% from ~~W~~163 billion in 2019 to ~~W~~90 billion in 2020, primarily as gain on valuation and disposal of financial instruments increased in 2020 due to a decrease in market interest rates towards the end of 2020, resulting in an increase in the fair value of financial instruments.

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

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2018		2019		% Change
	(In billions of Won, except percentages)
Net insurance expenses	~~W~~	(472)	~~W~~	(497)	5.3%
Dividend income		88		82	(6.8)
Net gain on financial instruments at fair value through profit or loss		420		1,385	229.8
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)		75		(247)	N/M
Net loss on financial instruments designated at fair value through profit or loss		(27)		(846)	3,033.3
Net foreign currency transaction gain		194		441	127.3
Net gain on disposal of financial asset at fair value through other comprehensive income		21		152	623.8
Provision for credit loss allowance		(748)		(981)	31.1
General and administrative expenses		(4,742)		(5,135)	8.3
Other operating expenses, net		(829)		(1,187)	43.2

Net other operating expenses	~~W~~	(6,020)	~~W~~	(6,833)	13.5%

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

Results by Principal Business Segment

As of December 31, 2020, we were organized into five major business segments as follows:

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

Operating Income by Principal Business Segment

The table below provides the income statement data for our principal business segments for the periods indicated.

	Year Ended December 31,						% Change
	2018		2019		2020		2018/2019	2019/2020
	(In billions of Won, except percentages)
Banking	~~W~~	3,047	~~W~~	3,162	~~W~~	2,802	3.8%	(11.4)%
Credit card		873		812		887	(7.0)	9.2
Securities		333		240		373	(27.9)	55.4
Life insurance		181		585		568	223.2	(2.9)
Others		102		169		337	65.7	99.4
Consolidation adjustment(1)		(37)		78		(37)	N/M	N/M

Total operating income	~~W~~	4,499	~~W~~	5,046	~~W~~	4,930	12.2%	(2.3)%

N/M = not meaningful

Note:

(1)	Consolidation adjustment consists of adjustments for inter-segment transactions.

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

The table below provides the income statement data for our banking services segment for the periods indicated.

	Year Ended December 31,						% Change
	2018		2019		2020		2018/2019	2019/2020
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	5,708	~~W~~	5,989	~~W~~	6,038	4.9%	0.8%
Net fees and commission income (expense)		851		950		822	11.6	(13.5)
Net other income (expense)		(3,512)		(3,777)		(4,058)	7.5	7.4

Operating income (expense)	~~W~~	3,047	~~W~~	3,162	~~W~~	2,802	3.8%	(11.4)%

Comparison of 2020 to 2019

Operating income for banking services decreased by 11.4% from ~~W~~3,162 billion in 2019 to ~~W~~2,802 billion in 2020.

Net interest income increased by 0.8% from ~~W~~5,989 billion in 2019 to ~~W~~6,038 billion in 2020 primarily due to increases in net interest income for international banking and other banking services, which was partially offset by a decrease in net interest income for retail banking services and corporate banking. More specifically:

•

Net interest income for retail banking decreased by 7.3% from ~~W~~2,620 billion in 2019 to ~~W~~2,429 billion in 2020 primarily due to a decrease in Shinhan Bank’s net interest margin which was partially offset by an increase in the average volume of retail loans. The decrease in Shinhan Bank’s net interest margin was largely due to the decrease in net interest income resulting from decreases in base interest rate by the Bank of Korea from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020, despite the increase in average volume of interest-earning assets. The average volume of retail loans increased largely due to an increase in home mortgage loans.

•

Net interest income for corporate banking decreased by 2.5% from ~~W~~2,353 billion in 2019 to ~~W~~2,295 billion in 2020 primarily due to a decrease in the average lending rate for corporate loans, notwithstanding increase in the average balance of corporate loans. The average lending rate for corporate loans decreased primarily as a result of the general decrease in market interest rates largely driven by the decrease in the base interest rate by the Bank of Korea in March 2020 and May 2020 as discussed above. The average balance of corporate loans increased principally as a result of an increase in facilities loans.

•

Net interest income for international banking increased by 3.6% from ~~W~~746 billion in 2019 to ~~W~~773 billion in 2020 primarily due to an increase in the average balance of loans extended by Shinhan Bank’s overseas subsidiaries, particularly in Vietnam.

•

Net interest income for other banking services increased by 100.4% from ~~W~~270 billion in 2019 to ~~W~~541 billion in 2020, primarily due to an increase in interest income on securities by the Securities Management department of Shinhan Bank.

Net fees and commission income decreased by 13.5% from ~~W~~950 billion in 2019 to ~~W~~822 billion in 2020 primarily due to a decrease in net fees and commissions for others banking services, and to a lesser extent, a decrease in net fees and commissions for retail banking services. Net fees and commissions for others banking services decreased primarily due to an decrease in trust management fees. Net fees and commissions for retail banking services decreased primarily due to an increase in the proportion of online banking transactions, for which the Bank generally charges lower fees and commissions notwithstanding an increase in the overall volume of transactions.

Net other expense increased by 7.4% from ~~W~~3,777 billion in 2019 to ~~W~~4,058 billion in 2020 primarily due to an increase in net other expense for others banking services, and to a lesser extent, an increase in net other expense for international banking services. Net other expense for other banking services increased mainly due to an increase in net foreign currency transaction gain. Net other expense for international banking services increased primarily due to an increase in expenses related to the expansion of Shinhan Bank’s overseas network.

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

	Year Ended December 31,						% Change
	2018		2019		2020		2018/2019	2019/2020
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,583	~~W~~	1,754	~~W~~	1,755	10.8%	0.1%
Net fees and commission income (expense)		433		403		483	(6.9)	19.9
Net other income (expense)		(1,143)		(1,345)		(1,351)	17.7	0.4

Operating income (expense)	~~W~~	873	~~W~~	812	~~W~~	887	(7.0)%	9.2%

Comparison of 2020 to 2019

Operating income for the credit card business increased by 9.2% from ~~W~~812 billion in 2019 to ~~W~~887 billion in 2020.

Net interest income increased by 0.1% from ~~W~~1,754 billion in 2019 to ~~W~~1,755 billion in 2020 primarily due to an increase in the average balance of loans as a result of the expansion of operations, such as purchasing operating assets, and to a lesser extent, an increase in the average balance of foreign currency loans as a result of an increase in the amount of foreign subsidiaries offering loans. The increase in net interest income was partially offset by a decrease in interest income on credit card loans resulting from a decrease in the interest rates on credit card loans.

Net fees and commission income increased by 19.9% from ~~W~~403 billion in 2019 to ~~W~~483 billion in 2020 primarily as a result of an increase in fees and commission income from lease operations as a result of expansion of operating assets. Credit card fees expense decreased as a result of a decrease in the number of offline transactions which have higher fees and expenses compared to online transactions. The increase in net fees and commission income was partially offset due to a decrease in income from credit card fees. The decrease in income from credit card fees was attributed to a decrease in foreign currency credit card fees. The decrease in foreign currency credit card fees was due to the decrease in credit card sales incurred in foreign transactions due to COVID-19.

Net other expense increased by 0.4% from ~~W~~1,345 billion in 2019 to ~~W~~1,351 billion in 2020, primarily due to a decrease in gains on hedging items and an increase in losses on hedging items, and, to a lesser extent, an increase in depreciation expense on operating leases. The decrease in gains on hedging items and the increase in losses on hedging items were primarily due to a decline in foreign currency exchange rates amid stronger valuation of the Won. Depreciation expense on operating leases increased mainly due to the expansion of operations, such as purchasing operating assets including leases classified as operating. The increase in net other expense was partially offset by an increase in net foreign currency transaction gain resulting from a decline in foreign currency exchange rates.

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

	Year Ended December 31,						% Change
	2018		2019		2020		2018/2019	2019/2020
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	429	~~W~~	458	~~W~~	517	6.8%	12.9%
Net fees and commission income (expense)		389		351		544	(9.8)	55.0
Net other income (expense)		(485)		(569)		(688)	17.3	20.9

Operating income (expense)	~~W~~	333	~~W~~	240	~~W~~	373	(27.9)%	55.4%

Comparison of 2020 to 2019

Operating income for securities brokerage services increased by 55.4% from ~~W~~240 billion in 2019 to ~~W~~373 billion in 2020.

Net interest income increased by 12.9% from ~~W~~458 billion in 2019 to ~~W~~517 billion in 2020 primarily due to an increase in interest income on securities measured at fair value through profit or loss and, to a lesser extent, an increase in interest income on loans measured at amortized cost. The increase in interest income on securities measured at fair value through profit or loss was due to an increase in interest income from consolidated structured entities as a result of an increase in the average balance of investment in beneficiary certificate as the size of commitments in consolidated structured entities increased. Interest income from loans measured at amortized cost increased mainly due to an increase in the average balance of credit loans to households attributed to an increase in the size of customers’ credit loans resulting from the booming stock market in Korea, and, to a lesser extent, an increase in the average balance of foreign currency corporate loans attributed to an increase in the amount of foreign currency loans to the consolidated structured entities as a result of an increase in the size of foreign currency commitments in consolidated structured entities. The increase in net interest income was partially offset by a decrease in interest income from cash and due from banks as a result of a decrease in interest rate.

Net fees and commission income increased by 55.0% from ~~W~~351 billion in 2019 to ~~W~~544 billion in 2020 primarily due to an increase in fees and commission received on brokerage as a result of an increase in daily average stock trading volume resulting from the booming stock market in Korea during the current period, which was partially offset by an increase in fees and commission expenses for legal and advisory fees as a result of increased legal disputes, including those involving Lime Asset products sold by Shinhan Bank and Shinhan Investment.

Net other expense increased by 20.9% from ~~W~~569 billion in 2019 to ~~W~~688 billion in 2020 due primarily to an increase in provision for credit loss allowance, which was attributed to an increase in allowance for credit losses including allowance for loans related to overseas real estate assets and allowance for loans to structured entities.

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

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance and Orange Life Insurance.

	Year Ended December 31,						% Change
	2018		2019		2020		2018/2019	2019/2020
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	762	~~W~~	1,648	~~W~~	1,609	116.3%	(2.4)%
Net fees and commission income (expense)		70		167		162	138.6	(3.0)
Net other income (expense)		(651)		(1,230)		(1,203)	88.9	(2.2)

Operating income (expense)	~~W~~	181	~~W~~	585	~~W~~	568	223.2%	(2.9)%

Comparison of 2020 to 2019

Operating income for life insurance services decreased by 2.9% from ~~W~~585 billion in 2019 to ~~W~~568 billion in 2020.

Net interest income decreased by 2.4% from ~~W~~1,648 billion in 2019 to ~~W~~1,609 billion in 2020 due primarily to a decrease in interest income on securities measured at fair value through other comprehensive income resulting from the decreased average balances of government bond and corporate bond. The decrease in net interest income was partially offset due to an increase in interest income on securities measured at amortized cost as a result of an increase in the average balance of government bond in the process of the ALM (Asset Liability Management) in order to reduce the gap of maturity duration between assets and liabilities.

Net fees and commission income decreased by 3.0% from ~~W~~167 billion in 2019 to ~~W~~162 billion in 2020 due primarily to an increase in fees and commission expense resulting from an increase in the rate of premium reserve (guaranteed interest benefit), which was partially offset by an increase in fee income earned from our management of separate accounts.

Net other expense decreased by 2.2% from ~~W~~1,230 billion in 2019 to ~~W~~1,203 billion in 2020 primarily due to an increase in gains on hedging items as well as a decrease in losses on hedging items. The increase in gains on hedging items and the decrease in losses on hedging items were primarily due to a decline in foreign currency exchange rates amid stronger valuation of the Won.

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

Net other expense increased by 88.9% from ~~W~~651 billion in 2018 to ~~W~~1,230 billion in 2019 primarily due to an increase in net insurance expenses resulting from the our acquisition of Orange Life Insurance as well as a decrease in premiums received by Shinhan Life Insurance for new contracts underwritten, which was partially offset by a decrease in provisions for insurance reserves resulting from such changes.

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

	Year Ended December 31,						% Change
	2018		2019		2020		2018/2019	2019/2020
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	96	~~W~~	128	~~W~~	167	33.3%	30.5%
Net fees and commission income (expense)		199		272		368	36.7	35.3
Net other income (expense)		(193)		(231)		(198)	19.7	(14.3)

Operating income (expense)	~~W~~	102	~~W~~	169	~~W~~	337	65.7%	99.4%

Comparison of 2020 to 2019

Operating income for others increased by 99.4% from ~~W~~169 billion in 2019 to ~~W~~337 billion in 2020.

Net interest income increased by 30.5% from ~~W~~128 billion in 2019 to ~~W~~167 billion in 2020 primarily due to an increase in interest income from Shinhan Capital resulting from increases in the average balance of loans, and an increase in interest income from consolidated structured entities resulting from an increase in the average balance of financial assets at fair value through profit or loss.

Net fees and commission income increased by 35.3% from ~~W~~272 billion in 2019 to ~~W~~368 billion in 2020 primarily due to an increase in income from Asia Trust Co., Ltd. resulting from the Group’s strengthening the non-banking portfolio through real estate business line. The increased income from Asia Trust Co., Ltd. was mainly due to the increased number of land trusts managed by Asia Trust Co., Ltd.

Net other expense decreased by 14.3% from ~~W~~231 billion in 2019 to ~~W~~198 billion in 2020, primarily due to an increase in gains and losses related to financial instruments measured at fair value through profit or loss, which were mainly recognized by Shinhan Financial Group and Shinhan Capital.

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

Net other expense increased by 19.7% from ~~W~~193 billion in 2018 to ~~W~~231 billion in 2019, primarily due to an increase in general and administrative expenses resulting from our acquisition of Asia Trust Co. Ltd.

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2018		2019		2020		2018/2019	2019/2020
	(In billions of Won, except percentages)
Cash and due from banks at amortized cost	~~W~~	17,349	~~W~~	28,424	~~W~~	33,411	63.8%	17.5%
Financial assets at fair value through profit or loss		43,535		53,163		59,091	22.1	11.2
Derivative assets		1,794		2,829		5,634	57.7	99.2
Securities at fair value through other comprehensive income		38,314		59,381		58,316	55.0	(1.8)
Securities at amortized cost		28,478		45,582		47,283	60.1	3.7
Loans at amortized cost		299,609		323,245		356,222	7.9	10.2
Property and equipment, net		3,004		4,083		3,990	35.9	(2.3)
Intangible assets		4,320		5,559		5,481	28.7	(1.4)
Investments in associates		671		1,453		2,658	116.5	82.9
Current tax receivables		45		88		52	95.6	(40.9)
Deferred tax assets		427		218		215	(48.9)	(1.4)
Investment property		475		489		615	2.9	25.8
Asset for defined benefit obligations		—		2		18	—	800.0
Other assets		21,572		27,879		32,194	29.2	15.5
Assets held for sale		8		25		54	212.5	116.0

Total assets	~~W~~	459,601	~~W~~	552,420	~~W~~	605,234	20.2%	9.6%

2020 Compared to 2019

Our assets increased by 9.6% from ~~W~~552,420 billion as of December 31, 2019 to ~~W~~605,234 billion as of December 31, 2020, principally due to increases in loans at amortized cost, financial assets at fair value through profit or loss, cash and due from banks at amortized cost, other assets and derivative assets.

Our loans at amortized cost increased by 10.2% to ~~W~~356,222 billion as of December 31, 2020 from ~~W~~323,245 billion as of December 31, 2019, due primarily to an increase in corporate loans and, to a lesser extent an increase in retail loans.

Our Financial assets at fair value through profit or loss increased by 11.2% to ~~W~~59,091 billion as of December 31, 2020 from ~~W~~53,163 billion as of December 31, 2019, due primarily to an increase in the balance of debt securities measured at fair value through profit or loss, such as beneficiary certificates, government bonds, public bonds and corporate bonds.

Our cash and due from banks at amortized cost increased by 17.5% to ~~W~~33,411 billion as of December 31, 2020 from ~~W~~28,424 billion as of December 31, 2019, due primarily to an increase in reserve deposits with the Bank of Korea to account for debt securities with approaching maturities.

Our Other assets increased by 15.5% to ~~W~~32,194 billion as of December 31, 2020 from ~~W~~27,879 billion as of December 31, 2019, due primarily to an increase in receivables.

Our derivative assets increased by 99.2% to ~~W~~5,634 billion as of December 31, 2020 from ~~W~~2,829 billion as of December 31, 2019, primarily due to an increase in derivative assets in foreign currency resulting from a decline in foreign currency exchange rates amid stronger valuation of the Won.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2018		2019		2020		2018/2019	2019/2020
	(In billions of Won, except percentages)
Deposits	~~W~~	265,000	~~W~~	294,874	~~W~~	326,417	11.3%	10.7%
Financial liabilities at fair value through profit or loss		1,420		1,632		1,437	14.9	(11.9)
Financial liabilities designated at fair value through profit or loss (IFRS 9)		8,536		9,409		8,456	10.2	(10.1)
Derivative liabilities		2,440		2,303		5,017	(5.6)	117.8
Borrowings		29,819		34,863		41,594	16.9	19.3
Debt securities issued		63,228		75,363		75,134	19.2	(0.3)
Liability for defined benefit obligations		127		121		63	(4.7)	(47.9)
Provisions		508		557		805	9.6	44.5
Current tax payable		430		513		390	19.3	(24.0)
Deferred tax liabilities		22		452		580	1,954.5	28.3
Liabilities under insurance contracts		26,219		52,164		53,459	99.0	2.5
Other liabilities		25,200		38,238		45,525	51.7	19.1

Total liabilities		422,949		510,489		558,877	20.7	9.5

Total equity attributable to equity holders of the Group		35,726		39,179		44,070	9.7	12.5
Non-controlling interests		926		2,752		2,287	197.2	(16.9)

Total equity		36,652		41,931		46,357	14.4	10.6

Total liabilities and equity	~~W~~	459,601	~~W~~	552,420	~~W~~	605,234	20.2%	9.6%

2020 Compared to 2019

Our total liabilities increased by 9.5% from ~~W~~510,489 billion as of December 31, 2019 to ~~W~~558,877 billion as of December 31, 2020, primarily due to an increase in deposits (which principally consist of customer deposits) and an increase in other liabilities and an increase in borrowings and, to a lesser extent, an increase in derivative liabilities.

Our deposits increased by 10.7% from ~~W~~294,874 billion as of December 31, 2019 to ~~W~~326,417 billion as of December 31, 2020, primarily due to an increase in time and savings deposits largely resulting from customers’ preference for low-risk investments in light of the continuing uncertainty in financial markets.

Our other liabilities increased by 19.1% from ~~W~~38,238 billion as of December 31, 2019 to ~~W~~45,525 billion as of December 31, 2020, primarily due to an increase in domestic exchanges payables and account payables.

Our borrowings increased by 19.3% from ~~W~~34,863 billion as of December 31, 2019 to ~~W~~41,594 billion as of December 31, 2020 primarily as a result of an increase of borrowings in Won including borrowings from the Bank of Korea and other borrowings in Won.

Our derivative liabilities increased by 117.8% from ~~W~~2,303 billion as of December 31, 2019 to ~~W~~5,017 billion as of December 31, 2020, primarily due to an increase in derivative liabilities in foreign currency resulting from a decline in foreign currency exchange rates amid stronger valuation of the Won.

Total equity increased by 10.6% from ~~W~~41,931 billion as of December 31, 2019 to ~~W~~46,357 billion as of December 31, 2020, largely due to an increase in retained earnings and an increase in paid in capital resulting from common stock issued by the Group.

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

The following table sets forth our capital resources as of December 31, 2020.

	As of December 31, 2020
	(In billions of Won)
Deposits	~~W~~	326,417
Long-term debt		75,089
Call money		1,760
Borrowings from the Bank of Korea		5,351
Other short-term borrowings		24,360
Asset securitizations		11,066
Stockholders’ equity(1)		16,502

Total	~~W~~	460,545

Note:

(1)	Includes capital stock, share premium, and hybrid bonds issued.

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted 71.1% of our total funding as of December 31, 2018, 70.1% of our total funding as of December 31, 2019 and for 70.9% of our total funding as of December 31, 2020. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. Even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

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

As of December 31, 2018, 2019 and 2020, ~~W~~5,645 billion, ~~W~~6,015 billion and ~~W~~6,816 billion, or 2.2%, 2.1% and 2.1%, respectively, of Shinhan Bank’s total deposits were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Government and Government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, our company, as well as Shinhan Bank may also issue long-term debt securities denominated in foreign currencies in overseas markets. Our company and Shinhan Bank each have a global medium term notes program under which foreign currency-denominated notes may be issued with an aggregate program limit of US$5 billion and US$6 billion, respectively. As of December 31, 2018, 2019 and 2020, our long-term debt amounted to ~~W~~60,753 billion, ~~W~~73,299 billion and ~~W~~75,089 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to ~~W~~20,215 billion, ~~W~~1,810 billion, ~~W~~1,935 billion and ~~W~~339 billion, or 83.2%, 7.4%, 8.0%, and 1.4%, respectively, of the funding for our credit card activities, as of December 31, 2020. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ~~W~~25,639 billion and ~~W~~29,002 billion and ~~W~~31,471 billion, as of December 31, 2018, 2019 and 2020, respectively, each representing 6.9%, 6.9% and 6.8%, respectively, of our total funding as of such dates.

We may also from time to time obtain funding through issuance of equity securities. For example, On September 29, 2020, partly in response to the prolonged COVID-19 pandemic and to increase our loss absorption capacity, we issued 39,130,000 common shares to two private equity funds, thereby increasing our paid-in capital by ~~W~~195.7 billion. As a result of such offering, which was substantially fully subscribed and resulted in a capital increase of approximately 7.5%, we raised approximately ~~W~~1,158 billion (before underwriting commissions and other offering expenses).

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2020.

	As of December 31, 2020 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Deposits	~~W~~	187,300	~~W~~	28,358	~~W~~	36,579	~~W~~	59,864	~~W~~	14,894	~~W~~	2,355	~~W~~	329,350
Borrowings		14,670		3,784		2,920		5,463		10,692		4,393		41,922
Debt securities issued		5,873		6,262		5,040		11,457		43,713		6,454		78,799
Lease liability		26		39		53		97		309		69		593

Total	~~W~~	207,869	~~W~~	38,443	~~W~~	44,592	~~W~~	76,881	~~W~~	69,608	~~W~~	13,271	~~W~~	450,664

Note:

(1)

Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings, debt securities issued and lease liability, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2020 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

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

The following table sets forth our commitments and guarantees as of December 31, 2020. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2020 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Commitments to extend credit(1)	~~W~~	97,920	~~W~~	1,237	~~W~~	355	~~W~~	99,512
Commercial letters of credit(2)		2,652		48		—		2,700
Financial guarantees(3)		1,851		965		65		2,881
Performance guarantees(4)		5,376		2,244		5		7,625
Liquidity facilities to SPEs(5)		1,176		559		268		2,003
Acceptances(6)		473		—		—		473
Endorsed bills(7)		7,326		—		—		7,326
Unused credit limits on credit cards		83,175		—		—		83,175
Other		1,888		339		2,330		4,557

Total	~~W~~	201,837	~~W~~	5,392	~~W~~	3,023	~~W~~	210,252

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

See also Note 43 of the notes to our consolidated financial statements included in this annual report.

Capital Adequacy

The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2018, 2019 and 2020 based on Basel III.

	As of December 31,
	2018		2019		2020
	(In millions of Won, except percentages)
Tier I Capital:
Tier I CE Capital	~~W~~	28,696,267	~~W~~	28,561,568	~~W~~	32,461,864
Paid-in capital		2,645,053		2,645,053		2,882,231
Capital reserve		9,494,769		9,494,769		10,692,543
Retained earnings		22,959,440		25,525,821		27,777,169
Non-controlling interests in consolidated subsidiaries		77,847		70,398		66,966
Others		(6,480,842)		(9,174,473)		(8,957,045)
Additional Tier I Capital		1,981,609		3,138,262		3,805,372

Total Tier I Capital	~~W~~	30,677,876	~~W~~	31,699,830	~~W~~	36,267,236

Tier II Capital:
Allowances for credit losses		599,913		479,393		700,892
Subordinated debt		140,000		105,000		70,000
Others		2,575,272		3,430,347		2,670,949

Total Tier II capital	~~W~~	3,315,185	~~W~~	4,014,740	~~W~~	3,441,841

Total Capital	~~W~~	33,993,061	~~W~~	35,714,570	~~W~~	39,709,077

Risk-weighted assets
Credit risk	~~W~~	201,623,530	~~W~~	226,670,310	~~W~~	220,626,623
Market risk		9,995,964		11,660,212		11,768,520
Operational risk		17,058,611		18,561,142		19,926,283

Total risk-weighted assets	~~W~~	228,678,105	~~W~~	256,891,664	~~W~~	252,321,426

Capital adequacy ratio		14.87%		13.90%		15.74%
Tier I capital adequacy ratio		13.42%		12.34%		14.37%
Common equity capital adequacy ratio		12.55%		11.12%		12.87%

ITEM 5.C.	Research and Development, Patents and Licenses, etc.

Not applicable.

ITEM 5.D.	Trend Information

These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E.	Off-Balance Sheet Arrangements

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

Details of our off-balance sheet arrangements are provided in Note 43 of the notes to our consolidated financial statements included in this annual report.

ITEM 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations, Commitments and Guarantees.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive director is as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Cho Yong-byoung	Jun. 30, 1957	Chief Executive Officer	March 23, 2017	March 2023

Note:

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Cho Yong-byoung is our Chief Executive Officer. Prior to being elected to his current position on March 23, 2017, Mr. Cho served as the president and chief executive officer of Shinhan Bank from 2015. Mr. Cho also served as the chief executive officer of Shinhan BNP Paribas Asset Management in 2013 and as the deputy president of Shinhan Bank in 2011. Mr. Cho received a bachelor’s degree in law from Korea University.

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

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Jin Ok-dong	Feb. 21, 1961	Non-Executive Director	March 27, 2019	March 2023
Park Ansoon	Jan. 24, 1945	Outside Director	March 23, 2017	March 2022
Bae Hoon	Mar. 30, 1953	Outside Director	March 25, 2021	March 2023
Byeon Yang-ho	Jul. 30, 1954	Outside Director	March 27, 2019	March 2022
Sung Jae-ho	Mar. 18, 1960	Outside Director	March 27, 2019	March 2022
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2023
Lee Yoon-jae	Nov. 3, 1950	Outside Director	March 27, 2019	March 2022
Choi Kyong-rok	May 26, 1966	Outside Director	March 22, 2018	March 2022
Choi Jae Boong	Feb. 18, 1965	Outside Director	March 25, 2021	March 2023
Huh Yong-hak	Sep. 10, 1958	Outside Director	March 27, 2019	March 2022
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2023
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2022
Jin Hyun-duk	Sep. 10, 1955	Outside Director	March 26, 2020	March 2022

Note:

(1)	The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

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

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a Korean lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Byeon Yang-ho has been our outside director since March 27, 2019. Mr. Byeon is currently a company advisor at VIG Partners and also served as a non-executive director of Tong Yang Life Insurance. Mr. Byeon received a Ph.D. in economics from Northern Illinois University.

Sung Jae-ho has been our outside director since March 27, 2019. Mr. Sung is currently a professor at Sung Kyun Kwan University School of Law. Mr. Sung previously served as an outside director of NICE Holdings from 2018 to 2019 and Shinhan Card from 2015 to 2019, and chairman of Korea Council of International Law. Mr. Sung received a Ph.D. in law from Sung Kyun Kwan University.

Lee Yong Guk has been our outside director since March 25, 2021. Mr. Lee is a clinical professor at Seoul National University, School of Law. Mr. Lee was previously an attorney at Cleary Gottlieb Steen & Hamilton LLP for 27 years. Mr. Lee received a J.D. from Harvard University Law School.

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

Choi Jae Boong has been our outside director since March 25, 2021. Mr. Choi currently serves as a professor of mechanical engineering at Sung Kyun Kwan University, College of Engineering and director of Human-centered Convergence Design BK(Brain Korea)21+ Project, which is a human resource development program initiated by the Government. Mr. Choi received a Ph.D in mechanical engineering from University of Waterloo.

Huh Yong-hak has been our outside director since March 27, 2019. Mr. Huh currently serves as the chief executive officer of First Bridge Strategy Limited since 2015. Mr. Huh served as the chief investment officer of alternative investment of the Hong Kong Monetary Authority from 2008 to 2014. Mr. Huh received a master’s degree in international affairs from Columbia University.

Kwak Su Keun has been our outside director since March 25, 2021. Mr. Kwak currently serves as a honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D in business administration from University of North Carolina Chapel Hill.

Yoon Jaewon has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and member of the committee on development tax system as well as the committee on national accounting policy of the Ministry of Economy and Finance. Ms. Yoon previously served as a non-executive judge at the Tax Tribunal from 2013 to 2019. Ms. Yoon received a Ph.D in accounting from Korea University.

Jin Hyun-duk has been our outside director since March 26, 2020. Mr. Jin currently serves as the chief executive officer of Phoedra Co., Ltd. since 1988 and councilor of the Korea Educational Foundation. Mr. Jin was previously a professor at Sakushin-gakuin University and Utsunomiya University. Mr. Jin received a master’s degree in business administration from Keio Business School.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position	In Charge of
Yi Sunny	Mar. 25, 1962	Deputy President and Chief Digital Officer	Digital Planning Team
Heo Young Taeg	Aug. 13, 1961	Deputy President and Chief Management Officer	Business Management Team 1, 2, 3
Jang Dong-ki	Jan. 2, 1964	Deputy President	Global Markets & Securities Business Group
Lee Byeong-cheol	Jan. 22, 1963	Deputy President	Pension Business Group
Roh Yong-hoon	Mar. 16, 1964	Deputy President and Chief Financial Officer	Finance Management Team Accounting Team Investor Relations Team Internal Control on Financial Reporting Team

Name	Date of Birth	Position	In Charge of
An Hyo-ryul	May 26, 1965	Deputy President	Wealth Management Business Group
Wang Ho-min	Mar. 4, 1964	Deputy President and Chief Compliance Officer	Compliance Team
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer	Shinhan Leadership Center Management Support Team ICT Planning Team
Park Sung-hyun	Nov. 8, 1965	Deputy President and Chief Strategy & Sustainability Officer	Strategic Planning Team ESG Planning Team
Ahn Jun Sik	May 1, 1965	Deputy President and Chief Public Relations Officer	Brand PR Division
Jung Keun Soo	Apr. 11, 1966	Deputy President	Global Investment Banking Business Group
Kim Soung Jo	Jan. 18, 1967	Deputy President	Group Audit
Kang Shin Tae	Apr. 5, 1965	Deputy President	Global Business Management Group
Bang Dong-kwon	Feb. 10, 1966	Executive Director and Chief Risk Officer	Risk Management Team Risk Model Validation Team Credit Review Team
Kim Hye Joo	May 31, 1970	Executive Director and Chief Bigdata Officer	Group Bigdata Strategy

None of the executive officers have any significant activities outside Shinhan Financial Group.

Yi Sunny has been our deputy president and chief digital officer since February 5, 2020. Mr. Yi previously served as the executive officer of Future Strategy Research Institute of Shinhan Financial Group. Before joining Shinhan Financial Group, he was a founder and CEO of Accion Consulting and Investment and served as the global director and managing partner of Bain & Company’s Seoul office. Mr. Yi received a Ph.D. in business administration from Business School Lausanne and aSSIST.

Heo Young Taeg has been our deputy president and chief management officer since January 1, 2021. Mr. Heo previously served as the chief executive officer of Shinhan Capital and the head of global business at Shinhan Bank. Mr. Heo received a bachelor’s degree in business administration from Korea University.

Jang Dong-ki has been our deputy president since January 1, 2018. Mr. Jang previously served as Chief Financial Officer of Shinhan Financial Group, the head of finance management team, managing director and the head of the capital market and trading division of Shinhan Bank. Mr. Jang received a bachelor’s degree in economics from Seoul National University.

Lee Byeong-cheol has been our deputy president since January 1, 2019. Mr. Lee is currently the head of group pension business. Mr. Lee previously served as a managing director of Shinhan Bank. Mr. Lee received a bachelor’s degree in law from Korea National Open University.

Roh Yong-hoon has been our deputy president and Chief Financial Officer since January 1, 2020. Mr. Roh previously served as the head of global business division of Shinhan Bank and the head of global strategy team of Shinhan Financial Group. Mr. Roh received a bachelor’s degree in business administration from Yonsei University.

An Hyo-ryul has been our deputy president since June 1, 2020. Mr. An is currently the head of group wealth management business. Mr. An previously served as a managing director and the head of management planning and consumer protection group of Shinhan Bank. Mr. An received a bachelor’s degree in business administration from Korea University.

Wang Ho-min has been our deputy president and chief compliance officer since January 1, 2019. Mr. Wang previously served as the branch manager of Southern Jam-sil branch, Seoul Southern District Court branch and the head of corporate culture development team. Mr. Wang received a bachelor’s degree in law from Hankuk University of Foreign Studies.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of management support team and the head of secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Park Sung-hyun has been our deputy president and chief strategy & sustainability officer since January 1, 2020. Mr. Park previously served as the head of strategic planning team of Shinhan Financial Group. Mr. Park received a master of laws from Northwestern University and bachelor’s degree in economics from Seoul National University.

Ahn Jun Sik has been our deputy president and chief public relations officer since January 1, 2021. Mr. Ahn previously served as the head of Seocho Division at Shinhan Bank. Mr. Ahn received a bachelor’s degree in economics from Pusan National University.

Jung Keun Soo has been our deputy president and the head of Group and Global Investment Banking group since January 1, 2021. Mr. Ahn previously served as the managing director of investment and finance division at Shinhan Bank. Mr. Jung received a bachelor’s degree in Chinese language and literature from Korea University.

Kim Soung Jo has been our deputy president since January 1, 2021. Mr. Kim previously served as the head of audit team at Shinhan Financial Group. Mr. Kim received a bachelor’s degree in economics from Seoul National University.

Kang Shin-tae has been our deputy president and the head of group global business since January 1, 2021. Mr. Kang previously served as the head of large corporate banking group at Shinhan Bank. Mr. Kang received a bachelor’s degree in economics from Seoul National University.

Bang Dong-kwon has been our executive director and chief risk officer since January 1, 2020. Mr. Bang previously served as the head of risk management department of Shinhan Bank. Mr. Bang received a bachelor’s degree in English language and literature from Sung Kyun Kwan University.

Kim Hyejoo has been our executive director and chief bigdata officer since January 1, 2021. Ms. Kim previously served as the head of AI and Bigdata at KT and the head of CRM at Samsung Electronics. Ms. Kim received a master’s degree in business administration and bachelor’s degree in economics from Seoul National University.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B.	Compensation

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2020 was ~~W~~4.0 billion, consisting of ~~W~~2.8 billion in salaries and wages and ~~W~~1.1 billion in bonus payments.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us. We do not pay any severance payment to our chairman or directors upon their retirement, but we pay fixed sums of severance payment to other members of senior management pursuant to internal guidelines on severance payments to members of senior management. In 2020, we accrued ~~W~~0.1 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2020, we have no stock options that remain unexercisable. We recorded ~~W~~2.0 million of accrued expense for stock options in 2020.

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

Neither performance units nor performance shares have been granted to outside directors. In 2020, we recognized no accrued expenses for performance units and ~~W~~7.2 billion as accrued expenses for performance shares.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in December 2016, we are required to disclose in our Korean annual report the individual annual compensation (including stock options) paid by us to our directors and statutory auditors if the individual annual compensation for such persons is ~~W~~500 million or greater.

In 2020, Cho Yong-byoung, our Chief Executive Officer, received ~~W~~1,251 million, consisting of ~~W~~800 million in salaries and wages and ~~W~~450 million of incentive compensation. The incentive compensation was granted in consideration of achievements during 2019, including the establishment of the One Shinhan collaboration system, the additions of Orange Life Insurance and Asia Trust to the Group’s business portfolio, the expansion of global banking- and non-banking businesses in core Asian countries and the establishment of Shinhan AI, an artificial intelligence-based investment advisory company, strengthening the Group’s digital competitiveness. These factors contributed in the Group recording during 2019 the highest net income since its inception. In addition, in 2020, Mr. Cho was granted 20,351 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during four years, beginning with the fiscal year in which such shares were granted.

The Group determines long-term incentive compensation by conducting performance evaluations over a four-year period. Performance measures include quantitative measures, such as total shareholder return, profitability, risk-adjusted return, nonperforming loan ratios before sales and write-offs and efficiency ratios, as well as qualitative measures such as the achievement of pre-established strategic initiatives. The maximum number of performance shares that may be granted to directors of the board of the Group in respect of the fiscal year 2021 has been set at 30,000 shares per director.

ITEM 6.C.	Board Practices

Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and 12 outside directors, has the ultimate responsibility for the management of our affairs.

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

Committees of the Board of Directors

We currently have seven management committees that serve under the board:

•	the Risk Management Committee;

•	the Audit Committee;

•	the Remuneration Committee;

•	the Committee for Recommending Candidates for Independent Directors and Members of Audit Committee;

•	the Committee for Recommending Candidates for CEO;

•	the Environment, Social and Governance (ESG) Strategy Committee; and

•	the Committee for Managing Subsidiary’s Business.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Risk Management Committee

The Risk Management Committee currently consists of four outside directors, namely Byeon Yang-ho (Chair), Huh-Yong-hak, Lee Yong Guk and Choi Jae Boong. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of four outside directors, namely Yoon Jaewon (Chair), Kwak Su Keun, Sung Jae-ho and Lee Yoon-jae. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of shareholders. The committee holds regular meetings every quarter.

Remuneration Committee

The Remuneration Committee currently consists of four outside directors, namely Lee Yong Guk (Chair), Byeon Yang-ho, Bae Hoon and Sung Jae-ho. At least one-half of the members of this committee must be outside directors and currently all members of Remuneration Committee are outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for recommending candidates for independent directors and members of audit committee currently consists of five outside directors, namely Huh Yong-hak (Chair), Lee Yong Guk, Yoon Jaewon, Choi Jae Boong, and Choi Kyong-rok. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions, audit committee members and related matters. However, when the procedure for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

Committee for Recommending Candidates for CEO

The Committee for recommending candidates for Chief Executive Officer (CEO) was established in March 2012 and currently consists of six directors, namely Sung Jae-ho (Chair), Jin Hyun-duk, Choi Kyong-rok, Lee Yoon-jae, Byeon Yang-ho and Huh Yong-hak. However, when the meeting for final selection of candidates for Chief Executive Officer, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. This committee is responsible for matters concerning the recommendation of candidates for the CEO including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee was established in March 2015 and currently consists of five directors, namely Kwak Su Keun (Chair), Lee Yoon-jae, Choi Jae-boong, Yoon Jaewon and Cho Yong-byoung. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability report and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy toward climate change.

Committee for Managing Subsidiary’s Business

The Committee for managing subsidiary’s business was established in March 2021 and currently consists of five directors, namely Cho Yong-byoung (Chair), Kwak Su Keun, Byeon Yang-ho, Sung Jae-ho and Park Ansoon. This committee is responsible for matters concerning the evaluation of subsidiary management leadership. establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

ITEM 6.D.	Employees

At the holding company level, we had 156, 157 and 152 regular employees as of December 31, 2018, 2019 and 2020, respectively, almost all of whom are employed within Korea. Our subsidiaries had 20,971, 19,850 and 21,500 regular employees as of December 31, 2018, 2019 and 2020, respectively, almost all of whom are employed within Korea. In addition, we had seven, seven and three non-regular employees at the holding company level as of December 31, 2018, 2019 and 2020, respectively, and 1,490, 2,190 and 1,436 non-regular employees at the subsidiary level as of December 31, 2018, 2019 and 2020, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 0.53% were managerial or executive employees.

9,749 employees of Shinhan Bank and 314 employees of Jeju Bank were members of the Korean Financial Industry Union as of December 31, 2020. 2,141 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2020. 1,505 employees of Shinhan Investment, 1,207 employees of Shinhan Life Insurance and 478 employees of Orange Life Insurance were members of the Korea Finance & Service Workers’ Union as of December 31, 2020.

Under Korean law, we may not terminate full time employees except under limited circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, to the National Pension Management

Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2018, 2019 and 2020, we recognized liabilities for defined benefit obligations of ~~W~~127 billion, ~~W~~119 billion and ~~W~~44 billion, respectively. See Note 25 of the notes to our consolidated financial statements included in this annual report.

ITEM 6.E.	Share Ownership

As of April 1, 2021, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 1,383,133 shares of our common stock, representing approximately 0.27% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2020, the employee stock ownership association owned 24,788,139 shares of our common stock.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2020, there were no unexercisable stock options.

On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code. As part of the comprehensive stock exchange, we transferred 980,780 shares of our common stock to Orange Life Insurance in exchange for 1,485,697 treasury shares of Orange Life Insurance held by Orange Life Insurance in accordance with the exchange ratio for the comprehensive stock exchange. Pursuant to paragraph (2) of Article 342-2 of the Korean Commercial Code, Orange Life Insurance must dispose of these shares of our common stock within six months from the acquisition date. In addition, we also transferred 5,514,807 shares of our common stock to Orange Life Insurance in exchange for 8,353,891 shares of Orange Life Insurance which were purchased by Orange Life Insurance as a result of the exercise of appraisal rights by dissenting shareholders of Orange Life Insurance. Pursuant to paragraph (1) of Article 62-2 of the Financial Holding Company Act, Orange Life Insurance must dispose of these shares of our common stock within three years from the acquisition date. The acquisition date of these shares of common stock is December 30, 2020. Such disposals may have an effect on the price of our common shares and our American depositary shares. Orange Life Insurance disposed all of such shares as of January 28, 2021.

On September 29, 2020, we acquired a 96.8% interest in Neoplux, a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code. As part of the small-scale stock exchange, we transferred 7,153 shares of our common stock to Neoplux in exchange for 80,090 treasury shares of Neoplux held by Neoplux in accordance with the exchange ratio for the small-scale stock exchange. Pursuant to paragraph (2) of Article 342-2 of the Korean Commercial Code, Neoplux must dispose of these shares of our common stock within six months from the acquisition date. In addition, we also transferred 1,755 shares of our common stock to Neoplux in exchange for 19,653 shares of Neoplux which were purchased by Neoplux as a result of the exercise of appraisal rights by dissenting shareholders of Neoplux. Pursuant to paragraph (1) of Article 62-2 of the Financial Holding Company Act, Neoplux must dispose of these shares of our common stock within three years from the acquisition date. The acquisition date of these shares of common stock is December 30, 2020. Such disposals may have an effect on the price of our common shares and our American depositary shares.

On September 29, 2020, partly in response to the prolonged COVID-19 pandemic and to increase our loss absorption capacity, we issued 39,130,000 common shares to two private equity funds, thereby increasing our paid-in capital by ~~W~~195.7 billion.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2020.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service	50,666,140	9.81%
BlackRock Fund Advisors(1)	29,028,502	5.62
Shinhan Financial Group Employee Stock Ownership Association	24,788,139	4.80
Centennial Investment Limited	20,440,000	3.96
BNP Paribas SA	18,690,310	3.62
Supreme, L.P.	18,690,000	3.62
Citibank, N.A. (ADR Department)	14,885,417	2.88
The Government of Singapore	9,747,771	1.89
Vanguard Total International Stock Index	6,389,977	1.24
People’s Bank of China	5,729,646	1.11
Others	317,543,652	61.47%

Total	516,599,554	100.00%

Notes:

(1)	Based on Form SC 13G filed by BlackRock, Inc. on February 1, 2021.

As of December 31, 2020, the number of treasury shares held by us is 6,350 common shares, which do not have voting rights. Other than those listed above, no other person or entity known by us, jointly or severally, directly or indirectly own more than 1% of our issued and outstanding voting securities or otherwise exercise control or could exercise control over us. None of our shareholders have different voting rights.

As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value ~~W~~5,000 per share.

As of December 31, 2020, the latest date on which we closed our shareholders’ registry, 605 shareholders of record were notated as U.S. persons, holding in the aggregate 19.3% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing one share of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

ITEM 7.B.	Related Party Transactions

Since the beginning of the preceding three financial years, none of our directors or officers has or had any transactions with us that are or were unusual in their nature or conditions or significant to our business, other than as set forth below and also described in Note 45 of the notes to our consolidated financial statements included in this annual report.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2020, BNP Paribas held 18,690,310 shares, or 3.62% of our total common stock.

As of December 31, 2018, 2019 and 2020, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~3.3 billion, ~~W~~4.4 billion and ~~W~~5.1 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

We and our subsidiaries are involved in various legal actions and regulatory proceedings arising from the normal course of business. As of December 31, 2020, we and our subsidiaries were defendants in pending lawsuits (including any government proceedings) in the aggregate claim amount of ~~W~~320 billion, for which we recorded a provision of ~~W~~12 billion and ~~W~~3 billion, respectively, as other provisions and insurance contract liabilities (reserve for claims) for litigations, etc.

In January 2017, the Financial Supervisory Service notified Shinhan Investment of an institutional warning and imposed an administrative fine of ~~W~~852 million for alleged prohibited trading of entrusted properties. In

October 2018, the Financial Supervisory Service requested Shinhan Bank to submit supporting documents in connection with allegations of inadequate compliance controls. In November 2018, the Financial Supervisory Service notified Shinhan Bank of an institutional caution for alleged deficiencies in its customer due diligence and imposed an administrative fine of ~~W~~100 million citing negligence in carrying out its customer verification obligations. In August 2019, the Financial Supervisory Service imposed an administrative fine of ~~W~~1.9 billion on Orange Life Insurance citing failure to report changes in its form agreements. In December 2019, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of ~~W~~3 billion for alleged prohibited activities, including promotional activities for specified money trusts, investment solicitation for derivatives and management of trust properties. In January 2020, the Financial Supervisory Service notified Shinhan Life Insurance of an institutional caution and imposed an administrative fine of ~~W~~266 million for allegedly omitting certain information regarding the level of expenses deducted from premiums paid when selling savings insurance products over the telephone. In February 2021, the Financial Supervisory Service notified Shinhan Bank of an institutional warning and imposed an administrative fine of ~~W~~2.1 billion for alleged violation of internal regulations and procedures by failing to comply with required reporting processes in connection with Shinhan Bank’s designation as the primary bank for Seoul Metropolitan Government in 2018.

It has been reported in the press that certain employees of Shinhan Bank have been indicted by the Prosecutors’ Office for allegedly illegally influencing the hiring process of new employees and manipulating hiring standards for certain candidates. As of the date hereof, six current and former employees of Shinhan Bank, each of whom had occupied positions within Shinhan Bank’s recruiting department between 2013 and 2016, have been indicted for alleged illegal hiring activities while they occupied such positions at Shinhan Bank. In addition to these employees, on September 17, 2018, the Prosecutors’ Office also indicted our current Chief Executive Officer, who previously served as Shinhan Bank’s president, chief executive officer and executive director from March 2015 through March 2017, for alleged illegal hiring activities while he occupied such position at Shinhan Bank. On January 22, 2020, the Seoul Eastern District Court found him partially guilty on charges of influence-peddling and issued a six-month prison term, suspended for two years, which has been appealed to a higher court. The appeal is ongoing as of the date of this annual report. We believe that we have robust and fair internal procedures for hiring new employees. As part of Shinhan Bank’s efforts to enhance fairness and transparency of its hiring practices, Shinhan Bank has adopted the model hiring procedures promulgated by the Korea Federation of Banks, and beginning in 2018 has established a hiring committee consisting of third-party human resources experts and internal compliance officers.

In August 2019, the Financial Supervisory Service launched an investigation into Lime Asset, Korea’s largest hedge fund managing approximately ~~W~~4.1 trillion in assets as of December 31, 2020, including with regards to allegations that Lime Asset had concealed the fact that it had changed the multi-manager trade finance fund’s investment method and concealed losses in their trade finance funds. Beginning in October 2019, Lime Asset suspended withdrawals from certain of its funds, freezing approximately ~~W~~1.7 trillion in total as of the end of 2019, according to the Financial Supervisory Service. According to Financial Supervisory Service investigations, Lime Asset’s ~~W~~211 billion trade finance fund was found to have been associated with a debacle involving the IIG, a New York-based investment adviser charged with securities fraud and running a Ponzi scheme. On November 26, 2019, the SEC revoked the registration of IIG for allegedly overvaluing defaulted loans in the fund’s portfolio to conceal losses in its flagship hedge fund and selling at least $60 million in fake loan assets to clients. According to the Financial Supervisory Service, Lime Asset signed a contract with a Singaporean commodity trader, which took over Lime Asset’s ownership stake in an IIG fund in June 2019, with the Singaporean entity issuing promissory notes to Lime Asset, and Lime Asset did not properly disclose to its investors such change in the fund’s investment target from the IIG fund to promissory notes.

Certain investors in funds of Lime Asset have filed dispute mediation claims to the Financial Supervisory Service and criminal and civil claims against Lime Asset, as well as against financial institutions that have sold such products, claiming they learned of the change in the trade finance fund’s investment method and losses only in October 2019 and that they were also misguided and not fully informed of the risks associated with these funds when investing in such products. The Financial Supervisory Service conducted a comprehensive audit in November and December 2019. In February 2020, the Prosecutors’ Office of Korea announced that they had launched an investigation into Lime Asset as well as Shinhan Investment and also searched Shinhan Bank’s headquarters on July 1, 2020 in connection with this matter. The Financial Supervisory Service is continuing investigations into Lime Asset as well as financial institutions that have sold Lime Asset products, including Shinhan Bank and Shinhan Investment, and is expected to impose regulatory sanctions on institutions and employees for improper solicitation and inadequate internal controls. In November 2020, the Financial Supervisory Service imposed a partial business suspension on Shinhan Investment and suspension from duties and a cautionary warning to its two former CEOs. On April 22, 2021, the sanctions committee of the Financial Supervisory Service recommended a partial business suspension and fine of ~~W~~8.7 billion on Shinhan Bank, a cautionary warning to the CEO of Shinhan Bank, an institutional caution and fine of ~~W~~50 million on Shinhan Financial Group and a caution to the CEO of Shinhan Financial Group in connection with Shinhan Bank’s alleged improper solicitation of troubled Lime Asset funds and management’s oversight in risk management. The partial business suspension on Shinhan bank and the fines on Shinhan Bank and Shinhan Financial Group recommended by the sanctions committee will be deliberated at the Securities and Futures Commission of the Financial Services Commission and will be confirmed if approved at a regular meeting of the Financial Services Commission.

On September 25, 2020, the Seoul Southern District Court found a former employee of Shinhan Investment partially guilty on charges of conspiring to conceal from investors Lime Asset’s losses and change in investment target and imposed a sentence of eight years imprisonment and ~~W~~300 million fine. In May 2020, Shinhan Investment announced that its board of directors has resolved to compensate certain investors for amounts ranging between 30% to 70% (in the case of retail investors) and 20% to 50% (in the case of institutional investors) of the amount of such investor’s investment in Lime Asset products. In June 2020, Shinhan Bank announced that its board of directors has resolved to make prepayments to investors in certain Lime Asset funds that have reached maturity in an amount equal to 50% of such investor’s investment in the relevant product. On June 30, 2020, the Financial Supervisory Service’s dispute settlement committee recommended through a non-binding ruling for brokerages to return 100% of the amount of investors’ investment in certain of Lime Asset products sold after November 2018 in the aggregate of approximately ~~W~~161 billion. In October 2020, the board of directors of Shinhan Investment resolved to accept the non-binding ruling for certain Lime Asset’s trade finance funds sold around November 2018. With these resolutions by the board of directors of Shinhan Investment, the total amount of compensation to investors of Lime Asset funds that Shinhan Investment has agreed to pay has reached ~~W~~76.9 billion. On April 19, 2021, the Financial Supervisory Service’s dispute settlement committee recommended through a non-binding ruling for Shinhan Bank to compensate investors of certain Lime Asset products (Lime Credit Insured Funds) it had sold by applying a 55% base compensation ratio, with adjustments depending on particular facts, such as the nature of the investor (e.g., whether retail or institutional investor, the age and experience level of the investor, etc.) and adequacy of documentation, which would result in compensation of such investors for amounts ranging from between 40% to 80% of the loss they have suffered on such products. On April 21, 2021, the board of directors of Shinhan Bank resolved to accept the non-binding ruling for such Lime Asset products sold by Shinhan Bank. As a result, Shinhan Bank recognized an additional ~~W~~53.2 billion in non-operating expenses.

From May 2017 to December 2018, Shinhan Investment sold approximately ~~W~~390.7 billion of certain German Heritage DLS Products. As of December 31, 2020, the principal amount of German Heritage DLS Products that have become eligible for payment but for which payment has been delayed is ~~W~~379.9 billion. The German Heritage DLS Products are derivative-linked trust products where performance is based on underlying Singapore funds that invest in Germany’s old downtown development projects. Since July 2019, maturity payments have been delayed on the German Heritage DLS Products as recovery on the underlying funds has been delayed. In March 2020, Shinhan Investment announced that its board of directors has resolved to make prepayments to investors who have consented to the extension of maturity in an amount equal to 50% of the amount of such investor’s investments in the German Heritage DLS Products. During the fiscal year 2020, we recognized ~~W~~138.2 billion in non-operating expenses as provisions for potential future compensation in connection with the sale of German Heritage DLS Products. However, we may suffer additional losses or record additional provisions during 2021 or beyond in connection with the sale of German Heritage DLS Products, and there is no guarantee that such amounts, if any, will not be significant.

The prepayments to be made by Shinhan Bank and Shinhan Investment to investors of Lime Asset funds and German Heritage DLS Products, respectively, as explained above, will be settled at the time of recovery of the underlying funds. If the amount recovered on the underlying fund is less than the amount prepaid to investors, Shinhan Bank and Shinhan Investment may not be able to recover from investors the amount of the prepaid amount that is in excess of the recovered amount and accordingly suffer losses. Depending on the performance of such underlying funds, we may record provisions for credit loss allowance to account for expected future losses.

In response to increased incidents involving alleged improper sales of financial products such as those involving Lime Asset products and German Heritage DLS Products, we have taken additional measures to improve our internal control systems and prevent similar incidents. Shinhan Bank and Shinhan Investment have each updated their internal controls and performance evaluation systems and have made improvements to various stages of the sales cycle for financial products. For example, Shinhan Bank and Shinhan Investment have both upgraded their product review departments (which were initially under the investment products and services divisions) to independent divisions, thereby facilitating independent review and thorough assessment of the merits of financial products prior to such products being sold through sales channels. In addition, we have modified the composition of key performance indicators used as a basis for personnel evaluations and promotions to move away from simply increasing the volume of sales, thereby further incentivizing employees to adhere to prudent sales practices and avoid speculative or high risk sales. Both Shinhan Bank and Shinhan Investment have currently halted the sales and addition of financial products categorized as high risk products and plan to re-commence sales only after improved and updated risk management systems and internal controls are put in place.

As of the date hereof, our management believes that these proceedings will not have a material adverse effect on our financial condition, equity or results of operations. However, although we plan to rigorously defend our positions in the lawsuits or other regulatory proceedings against us, it is difficult to predict the final outcome of these proceedings and the potential impact these proceedings and related events may have on our financial condition, equity or results of operations. The total amount in dispute may increase during the course of litigation, and other lawsuits may be brought against us based on similar allegations. Accordingly, we cannot assure you that these proceedings and related events will not have an adverse effect on our business, financial condition and results of operations. For further details of these and other litigations, see Note 43 of the notes to our consolidated financial statements.

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

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low	(Shares)	High	Low	(ADSs)
2016	47,700	36,100	839,260	40.88	29.66	84,952
2017	55,400	44,800	998,487	48.76	36.81	85,658
2018	53,400	39,050	1,024,181	50.35	34.78	101,168
2019	48,000	38,350	987,989	40.54	32.23	85,258
First Quarter	44,250	38,350	1,095,137	39.21	34.41	102,985
Second Quarter	48,000	43,700	940,505	40.54	37.09	76,157
Third Quarter	46,300	39,650	1,000,596	39.17	32.23	90,708
Fourth Quarter	45,800	40,900	922,144	39.62	34.19	71,657
2020	42,750	22,200	2,366,124	37.45	17.37	144,214
First Quarter	42,750	22,200	1,941,682	37.45	17.37	161,626
Second Quarter	35,750	26,550	2,448,915	29.49	21.63	163,218
Third Quarter	33,800	27,200	1,954,918	28.86	22.97	147,969
Fourth Quarter	34,650	27,200	2,854,741	31.96	23.20	104,264
October	31,500	27,950	3,146,680	27.57	23.20	116,732
November	34,650	31,150	3,415,701	31.24	27.72	79,155
December	34,600	32,000	2,876,154	31.96	29.53	115,114
2021 (through April 20)	37,700	30,650	2,679,874	33.78	27.67	127,389
January	34,200	30,650	3,759,342	31.43	27.67	122,374
February	34,100	31,350	2,379,508	30.18	28.06	97,553
March	37,450	33,250	2,784,524	33.54	29.57	153,330
April (through April 20)	37,700	36,350	1,359,510	33.78	32.94	132,431

Source: Korea Exchange; New York Stock Exchange.

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

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

As of December 31, 2020, the aggregate market value of equity securities listed on the KOSPI was approximately ~~W~~1,980.5 trillion. The average daily trading volume of equity securities for 2020 was approximately 895.3 million shares with an average transaction value of ~~W~~12,200.4 billion.

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

	Opening(1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1,383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017	2,026.16	2,557.97	2,026.16	2,467.49
2018	2,479.65	2,598.19	1,996.05	2,041.04
2019	2,010.00	2,248.63	1,909.71	2,197.67
2020	2,175.17	2,873.47	1,457.64	2,873.47
2021 (through April 21)	2,944.45	3,171.66	2,944.45	3,220.70

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

		Total Market Capitalization			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)		(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)		(Thousands of Dollars)(1)
2000	704	~~W~~	188,041,490	$148,414,751	306,163	~~W~~	2,602,211	$2,053,837
2001	689		255,850,070	194,784,979	473,241		1,997,420	1,520,685
2002	683		258,680,756	218,056,778	857,245		3,041,598	2,563,937
2003	684		355,362,626	298,123,008	542,010		2,216,636	1,859,594
2004	683		412,588,139	398,597,371	372,895		2,232,109	2,156,419
2005	702		655,074,595	648,588,708	467,629		3,157,662	3,126,398
2006	731		704,587,508	757,620,976	279,096		3,435,180	3,693,742
2007	746		951,917,907	1,017,223,666	363,846		5,540,151	5,920,229
2008	765		576,927,703	457,153,489	355,440		5,190,180	4,112,663
2009	770		887,935,183	763,060,356	485,657		5,795,552	4,980,495
2010	777		1,141,885,458	1,009,981,831	380,859		5,619,768	4,970,607
2011	791		1,041,999,162	899,438,206	353,760		6,863,146	5,924,166
2012	784		1,154,294,167	1,085,638,395	486,480		4,823,643	4,536,739
2013	777		1,185,973,724	1,123,826,139	328,325		3,993,422	3,784,158
2014	773		1,192,252,867	1,092,907,569	278,082		3,983,580	3,651,646
2015	770		1,242,832,089	1,062,885,563	455,256		5,351,734	4,576,870
2016	779		1,308,440,374	1,087,015,348	376,773		4,523,044	3,757,617
2017	774		1,605,820,912	1,504,422,814	340,457		5,325,760	4,989,470
2018	788		1,343,971,858	1,207,630,387	397,972		6,548,622	5,884,286
2019	799		1,475,909,366	1,277,290,667	470,723		4,989,807	4,318,309

		Total Market Capitalization		Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
2020	795	1,980,543,162	1,823,536,656	895,256	12,200,417	11,233,235
2021 (through April 21)	798	2,213,595,419	1,985,465,440	1,389,734	19,093,491	17,125,744

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

Our articles of incorporation, which was last amended on March 25, 2021, is annexed to this annual report as Exhibit 1.1.

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

General

As of December 31, 2020 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. As of December 31, 2020, the number of our issued and outstanding common shares was 516,599,554.

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

From April 29, 2020 to May 28, 2020, we acquired 5,035,658 treasury shares which we retired entirely on June 1, 2020. On September 29, 2020, partly in response to the prolonged COVID-19 pandemic and to increase our loss absorption capacity, we issued 39,130,000 common shares to two private equity funds, thereby increasing our paid-in capital by ~~W~~195.7 billion. On December 30, 2020, as part of the small-scale stock exchange for the acquisition of the remaining interest in Neoplux, we issued 72,719 shares of common stocks.

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of March 31, 2020, our authorized but unissued share capital was 308,767,224 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Distribution of Free Shares.” Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares. The par value of our common shares per share is ~~W~~5,000.

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

In addition, under the Financial Investment Services and Capital Markets Act and our Articles of Incorporation, we may pay quarterly dividends to our shareholders of record as of the end of March, June and September of each year upon the resolution of the board of directors. The quarterly dividend, if any, will be paid to the shareholders in cash. Our Articles of Incorporation stipulates that any quarterly dividends shall not exceed the net assets as of the end of the immediately preceding fiscal year, after deducting (i) the paid-in capital as of the end of the immediately preceding fiscal year, (ii) the aggregate amount of the capital reserves and earned surplus reserves, accumulated up to the end of the immediately preceding fiscal year, (iii) unrealized profits as prescribed under the Enforcement Decree of the Commercial Code, (iv) the amount resolved to be distributed as dividends at the Ordinary General Meeting of Shareholders held in respect of the immediately preceding fiscal year, (v) voluntary reserves accumulated for specific purposes in accordance with the relevant provisions of these

Articles of Incorporation or by the resolution of the General Meetings of Shareholders as of the end of the immediately preceding fiscal year, (vi) earned surplus reserves that account for at least 10% of the net profits of the relevant fiscal year until such reserves equal the aggregate amount of its stated capital and (vii) the aggregate amount of quarterly dividends paid during the current fiscal year, if any.

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

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2020, the employee stock ownership association owned 24,788,139 shares, or 4.80%, of our common stock.

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

Voting Rights

Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, more than one-tenth of the outstanding capital stock of which is directly or indirectly owned by such shareholder, may not be exercised. Unless stated otherwise in a company’s Articles of Incorporation, the Korean Commercial Code permits holders of an aggregate of 3% (1%, in case of a company whose total assets as at the end of the latest fiscal year is ~~W~~2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our Articles of Incorporation currently do not prohibit cumulative voting. If a listed company’s total assets amounted to ~~W~~2 trillion or more as of the end of the latest fiscal year, the company is required to establish and maintain an audit committee, whose members must be composed of directors of such company as appointed at a shareholders meeting. At least one member of the audit committee must be an outside director of such company. If the aggregate number of voting shares held by any shareholder exceeds 3% of the total number of issued and outstanding voting shares, then the shareholder may not exercise its voting rights with respect to the shares it holds in excess of such 3% threshold to elect or remove a member of the audit committee. In case the shareholder is the company’s largest shareholder, the shareholder and its specially related persons (as defined under the relevant laws) may not exercise their voting rights with respect to the shares they collectively hold in excess of the 3% threshold to elect or remove the audit committee member who is not an outside director of the company. If the listed company’s total assets amounted to ~~W~~100 billion or above but below ~~W~~2 trillion as of the end of the latest fiscal year, the company is required to appoint at least one standing director or one director to its audit committee through a shareholders’ meeting. If the aggregate number of voting shares held by any shareholder of such company exceeds 3% of the total number of issued and outstanding voting shares, then the shareholder may not exercise its voting rights with respect to the shares it holds in excess of the 3% threshold to elect or remove the company’s statutory auditor.

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

Under Korean tax law, ADSs are viewed as shares of stock for capital gains tax purposes. Accordingly, capital gains from sale or disposition of ADSs are taxed (if taxable) as if such gains are from sale or disposition of shares of our common stock. It should be noted that (i) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside Korea will generally be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of ADSs is deemed to be an overseas issuance under the STTCL, but (ii) in the case where an owner of the underlying shares of stock transfers ADSs after conversion of the underlying shares into ADSs, the exemption under the STTCL described in (i) will not apply. In the case where an owner of the underlying shares of stock transfers the ADSs after conversion of the underlying shares of stock into ADSs, such person is obligated to file corporate income tax returns and pay tax unless a purchaser or a financial investment company with a brokerage license, as applicable, withholds and pays the tax on capital gains derived from transfer of ADSs, as discussed below.

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

Securities Transaction Tax

If you transfer common shares through the Korea Exchange in 2021 or 2022, you will be subject to a securities transaction tax at the rate of 0.08% (no such securities transaction tax to be imposed on transfers from and after January 1, 2023) and an agriculture and fishery special surtax at the rate of 0.15% of the sales price of common shares. If your transfer of common shares is not made through the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.43% if the transfer is made in 2021 or 2022 (to be reduced to 0.35% for transfers from and after January 1, 2023) but will not be subject to an agriculture and fishery special surtax.

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

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty, all of which are subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the ADS depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances, and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

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

You should note that any Korean securities transaction tax imposed upon a disposition of our common shares or ADSs generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2020, and we do not expect to be a PFIC in 2021 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in composition of our income or assets or valuation of our assets. Because we have valued our goodwill based on the market value of our common shares and ADSs, a decrease in the price of our common shares and ADSs may also result in our becoming a PFIC.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or ADSs and the proceeds from the sale, exchange or other disposition of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

Depositary Payments for the Fiscal Year 2020

In 2020, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	—
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	66,653.47
Legal expenses	US$	—
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection to the preparation of our Form 20-F for the fiscal year 2018	US$	239,274.81

Total:	US$	305,928.28

Note: The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2020 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal Control-Integrated Framework (2013) suspended the original framework issued by COSO in 1992 on December 15, 2014. We adopted the 2013 Framework on December 15, 2014. Further details of the changes made are set out below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of our internal control over financial reporting has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2020. Samil PricewaterhouseCoopers has issued an attestation report on the effectiveness of our internal control over financial reporting an independent registered public accounting firm, as stated in its report included herein, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2020.

Attestation Report of the Independent Registered Public Accounting Firm

Samil PricewaterhouseCoopers’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee currently consists of four outside directors, namely Yoon Jaewon (Chair), Sung Jae-ho, Kwak Su Keun and Lee Yoon-jae. Our board of directors has determined that Yoon Jaewon, the chair of our Audit Committee is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Yoon Jaewon, Sung Jae-ho, Kwak Su Keun and Lee Yoon-jae are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for professional services rendered by our principal auditors for the years ended December 31, 2018, 2019 and 2020, for various types of services and a brief description of the nature of such services. KPMG Samjong Accounting Corp., a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2018 and 2019. Samil PricewaterhouseCoopers, a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2020 and we currently expect Samil PricewaterhouseCoopers to serve as our principal auditors for the year ended December 31, 2021.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2018		2019		2020
	(In millions of Won)
Audit fees	~~W~~	8,009	~~W~~	10,659	~~W~~	11,751	Audit service for Shinhan Financial Group and its subsidiaries.
Audit related fees		40		30		244	Assurance services rendered in the ordinary course of our business
Tax fees		209		35		152	Tax return and consulting advisory service.
All other fees		—		284		—	All other services which do not meet the three categories above.

Total	~~W~~	8,258	~~W~~	11,008	~~W~~	12,147

Our Audit Committee generally pre-approves all engagements of our principal accountants pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests for audit and non-audit services for us or our subsidiaries must, in the first instance, be submitted to our Audit Team. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to the Audit Committee for consideration. To facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority of the following: (i) permitted non-audit services to our holding company, (ii) audit services to our subsidiaries and (iii) permitted non-audit services to our subsidiaries, to one of its members who is “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such member in our case is Yoon Jaewon, the chair of our Audit Committee, and she is required to report any approvals made by them to the Audit Committee at its next meeting. Our Audit Committee meets regularly once every quarter.

Any other audit or permitted non-audit service must be pre-approved by the Audit Committee on a case-by-case basis. Our Audit Committee did not pre-approve any non-audit services under the de minimis exception of Rule 2.01(c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2020	—	~~W~~	—	—		$—
February 1 to February 29, 2020	—		—	—		—
March 1 to March 31, 2020	—		—	—		—
April 1 to April 30, 2020	500,000		30,616	500,000		111,875,046
May 1 to May 31, 2020	4,535,658		29,696	4,535,658		—
June 1 to June 30, 2020	—		—	—		—
July 1 to July 31, 2020	—		—	—		—
August 1 to August 31, 2020	—		—	—		—
September 1 to September 30, 2020	—		—	—		—
October 1 to October 31, 2020	—		—	—		—
November 1 to November 30, 2020	—		—	—		—
December 1 to December 31, 2020	—		—	—		—

Total	5,035,658	~~W~~	29,788	5,035,658	(2)	$0

Note:

(1)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to the announcement made by us on Form 6-K dated March 26, 2020.

(2)	From April 29, 2020 to May 28, 2020, we acquired 5,035,658 treasury shares which we retired entirely on June 1, 2020.

Other than as described above, neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

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

KPMG Samjong’s reports on our consolidated financial statements for each of the fiscal years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows: KPMG Samjong’s report on our consolidated financial statements as of and for each of the years in the two-year period ended December 31, 2019 contained a separate paragraph stating that “We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 27 (i) and (j).”

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

In 2018, PwC consulted us on the application of IFRS 16, ‘Leases’ on our financial statements. The results of such consultations are reflected in Notes 2, 3 and 49 of the notes to our consolidated financial statements as of and for the year ended December 31, 2019 included in this annual report, which have been audited by KPMG Samjong. During the fiscal years ended December 31, 2019 and 2018, neither we nor anyone acting on our behalf consulted with PwC regarding any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the disclosure in this Item to PwC and provided PwC the opportunity to furnish us with a letter addressed to the Commission containing any new information, clarification of our expression of its views, or the respects in which it does not agree. PwC has not furnished us with such letter. We also provided a copy of the disclosure in this Item to KPMG Samjong and requested that KPMG Samjong furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of KPMG Samjong’s letter dated April 28, 2021 is filed as Exhibit 15.1 to this Form 20-F.

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. While as a foreign private issuer, we are exempt from this requirement, but our board of directors is in compliance with this requirement as it currently consists of 14 directors, of which 12 directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. 12 of our directors are also “outside directors” as defined in the Financial Holding Companies Act of Korea. An “outside director” for purposes of the Act on Corporate Governance of Financial Companies and the Korean Commercial Code means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders’ meeting, after having been nominated by the outside director nominating committee, and none of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Under the Korea Exchange listing rules and the Korean Commercial Code, at least one-fourth of a listed company’s directors must be outside directors. In the case of “large listed companies” as defined under the Korean Commercial Code, like us, a majority of the directors must be outside directors provided that there must be at least three outside directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. There is no such requirement under Korean law or listing standards or our internal regulations.

Audit Committee

Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. We are in compliance with this requirement as our Audit Committee is comprised of four outside directors meeting the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. Under the Korea Exchange listing rules and the Korean Commercial Code, a large listed company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chair must be an outside director. In addition, under the Act on Corporate Governance of Financial Companies, at least one member of the audit committee who is an outside director must also be an accounting or financial expert. We are also in compliance with the foregoing requirements.

Nomination/Corporate Governance Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a nomination/corporate governance committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Korean Commercial Code and other applicable laws, large listed companies, financial holding companies, commercial banks, and certain other financial institutions are required to have an outside director nominating committee of which at least one-half of its members are required to be outside directors. However, there is no requirement to establish a corporate governance committee under applicable Korean law. Our outside director nominating committee is formed on an ad hoc basis prior to a general shareholders’ meeting if the agenda for such meeting includes appointment of an outside director. The composition of the committee is in compliance with the relevant provisions under the Korean Commercial Code and the Act on Corporate Governance of Financial Companies, and the chair of the committee must be an outside director pursuant to the Act on Corporate Governance of Financial Companies.

We currently have a committee for recommending candidates for CEO, which is responsible for general corporate governance, reviewing and recommending nominees for the president and/or CEO of our group and the development, operation and review of our management succession plan, including setting the qualifications for he CEO, evaluating the CEO candidate pool and recommending CEO candidates. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to CEO selection. We also have a committee for recommending candidates for independent directors and members of the audit committee, which is responsible for matters related to the recommendation and nomination of outside directors including audit committee members. In addition, in light of the recent emphasis on corporate governance, in March 2021, we transferred certain functions, such as those relating to code of ethics and other code of behavior, determination of the size of the board of directors and other matters necessary for improving our overall corporate governance structure, from the corporate governance committee to the board of directors.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report:

See Exhibit Index beginning on page 288 of this annual report.

(b)	Financial Statements filed as part of this Annual Report:

See Index to Financial Statements on page F-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 25, 2021 (in English)†

2.1	Form of Common Stock Certificate (in English) †*

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*

4.3	Agreed Terms, dated June 22, 2003, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English) † ***

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English) † ***

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English) †****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†*****

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

15.1	Letter from KPMG Samjong Accounting Corp. to the Securities and Exchange Commission dated April 28, 2021

101	Interactive Data Files (XBRL-Related Documents)

†	A fair and accurate translation from Korean into English.
*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.
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

Date: April 28, 2021

Shinhan Financial Group Co., Ltd.

By:	/s/ Cho Yong-byoung
Name: Cho Yong-byoung
Title: Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Shinhan Financial Group Co., Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited the adjustments to retrospectively apply the change in accounting for Liability Adequacy Tests to reflect changes in the discount rate according to the revision of the Regulations on Supervision of Insurance Business, as described in Note 27(i) and 27(j). This change in accounting policy has no effect on its consolidated financial position as at December 31, 2019 and its financial performance and its consolidated cash flows of the two years in the period ended December 31, 2019. In our opinion, such adjustments to the footnote disclosures are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2019 and 2018 consolidated financial statements of the Company other than with respect to the footnote adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 and 2018 consolidated financial statements taken as a whole.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses of Loans Measured at Amortized Cost

As described in Note 12 to the consolidated financial statements, as of 31 December 2020, the allowance for credit losses was ~~W~~3,060,966 million on total loans at amortized cost retained of ~~W~~359,282,485 million. The Company recognizes allowance for expected credit losses of loans measured at amortized cost under both individual and collective assessment. For collectively assessed loans, the calculation of the allowance for credit losses required management to make a number of judgments, assumptions and estimates. The most significant included probability of default, the accuracy of borrower credit risk ratings, and forward-looking information. Allowance for credit losses for individually assessed loans are determined by the estimation of the expected cash flows.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses of loans measured at amortized cost is a critical audit matter are (i) there was significant judgment by management in determining the allowance, which in turn led to a high degree of auditor subjectivity in performing procedures related to the impairment models, key assumptions, such as probability of default, credit risk ratings, determination of the forward-looking information and the expected future cash flows related to individual exposures, (ii) there was significant judgment and effort in evaluating audit evidence related to these models, judgments and assumptions used to determine the allowance and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation process, which included controls over the data, models and assumptions used in determining the allowance for credit losses. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process to estimate the allowance for credit losses including evaluating the appropriateness of methodology and models, evaluating the reasonableness of significant assumptions used in the impairment models, such as probability of default and credit risk ratings. It also included evaluating the reasonableness of key assumptions in the forward-looking information. Evaluating the forward-looking information assumptions involved assessing their reasonableness against external data and economic events that have occurred. We also assessed the reasonableness of the accuracy of borrower credit risk ratings and expected future cash flows related to individually assessed exposures.

Valuation of Level 3 Over-the Counter Derivatives

As described in Note 4.(i) to the consolidated financial statements, over-the-counter derivatives classified as level 3 of Shinhan Investment Corp. subject to fair value measurement were ~~W~~8,834,694 million as of December 31, 2020. Valuation of such derivatives requires broad judgement on internal valuation models and the type of unobservable inputs used. When adopting or modifying models or unobservable inputs used for valuation of such derivatives, the most significant includes the appropriateness of internal valuation models or unobservable inputs used.

The principal considerations for our determination that performing procedures relating to valuation of level 3 over-the counter derivatives is a critical audit matter are (i) there was significant judgment by management in determining the internal valuation model, which in turn led to a high degree of auditor subjectivity in performing procedures related to the valuation of derivatives using internal valuation models, (ii) there was significant judgment and effort in evaluating audit evidence related to these internal valuation models and unobservable inputs used to determine the valuation of level 3 over-the counter derivatives and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation process, which included controls over the review on development and validation on change of the internal valuation models and unobservable inputs used in valuation of level 3 derivatives. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent estimate of fair value using independently assessed internal valuation models and unobservable inputs for the evaluation of the management’s valuation.

/s/Samil PricewaterhouseCoopers

Seoul, the Republic of Korea

April 28, 2021

We have served as the Company’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Shinhan Financial Group Co., Ltd.:

Opinions on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 27 (i) and (j), the consolidated statement of financial position of Shinhan Financial Group Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements before the effects of the adjustments to retrospectively apply the change in accounting described in Note 27 (i) and (j), present fairly, in all material respects, the financial position of the Group as of December 31, 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 27 (i) and (j) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinions

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor from 2002 to 2020.

Seoul, Korea

April 29, 2020

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2019 and 2020

(In millions of won)	Note	2019		2020
Assets
Cash and due from banks at amortized cost	4, 8, 19	~~W~~	28,423,744	33,410,542
Financial assets at fair value through profit or loss	4, 9, 19		53,163,143	59,091,403
Derivative assets	4, 10		2,829,274	5,633,915
Securities at fair value through other comprehensive income	4, 11, 19		59,381,053	58,316,112
Securities at amortized cost	4, 11, 19		45,582,065	47,282,623
Loans at amortized cost	4, 12, 19		323,244,979	356,221,519
Property and equipment, net	13, 18, 19		4,083,328	3,989,697
Intangible assets	14		5,558,714	5,480,619
Investments in associates	15		1,452,861	2,657,768
Current tax receivable			88,433	51,894
Deferred tax assets	41		218,254	215,345
Investment property	16		488,610	615,235
Defined benefit assets	25		1,682	18,374
Other assets	4, 17		27,878,281	32,194,666
Assets held for sale			25,160	54,392

Total assets		~~W~~	552,419,581	605,234,104

Liabilities
Deposits	4, 20	~~W~~	294,874,256	326,416,868
Financial liabilities at fair value through profit or loss	4, 21		1,632,457	1,436,694
Financial liabilities designated at fair value through profit or loss	4, 22		9,409,456	8,455,724
Derivative liabilities	4, 10		2,303,012	5,016,567
Borrowings	4, 23		34,863,156	41,594,064
Debt securities issued	4, 24		75,363,364	75,134,394
Defined benefit liabilities	25		121,140	62,514
Provisions	26		557,024	804,736
Current tax payable			512,757	389,586
Deferred tax liabilities	41		451,603	579,656
Liabilities under insurance contracts	27		52,163,417	53,460,230
Other liabilities	4, 28		38,237,558	45,526,213

Total liabilities		~~W~~	510,489,200	558,877,246

Equity	29
Capital stock		~~W~~	2,732,463	2,969,641
Hybrid bonds			1,731,235	2,179,934
Capital surplus			10,565,353	12,234,939
Capital adjustments			(1,116,770)	(687,935)
Accumulated other comprehensive loss			(260,156)	(404,181)
Retained earnings			25,525,821	27,777,169

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			39,177,946	44,069,567
Non-controlling interests			2,752,435	2,287,291

Total equity			41,930,381	46,356,858

Total liabilities and equity		~~W~~	552,419,581	605,234,104

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018, 2019 and 2020

(In millions of won)	Note	2018		2019	2020
Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	12,891,850	14,878,516	13,943,159
Financial assets at fair value through profit or loss			680,606	828,846	830,837

			13,572,456	15,707,362	14,773,996
Interest expense			(4,992,367)	(5,969,398)	(4,891,296)

Net interest income	31		8,580,089	9,737,964	9,882,700

Fees and commission income			3,295,256	3,557,013	3,814,474
Fees and commission expense			(1,356,259)	(1,416,494)	(1,431,541)

Net fees and commission income	32		1,938,997	2,140,519	2,382,933

Insurance income			4,398,738	7,569,425	7,247,753
Insurance expenses			(4,870,437)	(8,066,351)	(7,851,685)

Net insurance expenses	27		(471,699)	(496,926)	(603,932)

Dividend income	33		87,826	82,158	97,956
Net gain on financial instruments at fair value through profit or loss	34		420,026	1,385,482	272,830
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		74,944	(247,585)	(136,255)
Net gain (loss) on financial instruments designated at fair value through profit or loss	35		(26,643)	(846,046)	198,239
Net foreign currency transaction gain			194,136	440,948	526,615
Net gain on disposal of financial asset at fair value through other comprehensive income	11		20,554	152,278	273,793
Net gain (loss) on disposal of securities at amortized cost	11		(9)	66	(25)
Provision for allowance for credit loss	36		(747,877)	(980,692)	(1,382,179)
General and administrative expenses	37		(4,741,575)	(5,134,674)	(5,212,473)
Other operating expenses, net	39		(829,355)	(1,187,242)	(1,370,466)

Operating income			4,499,414	5,046,250	4,929,736

Equity method income	15		17,488	53,287	159,533
Other non-operating expense, net	40		(50,292)	(188,029)	(335,398)

Profit before income taxes			4,466,610	4,911,508	4,753,871

Income tax expense	41		1,268,345	1,269,124	1,255,795

Profit for the year		~~W~~	3,198,265	3,642,384	3,498,076

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2018, 2019 and 2020

(In millions of won, except earnings per share data)	Note	2018		2019	2020
Other comprehensive income for the year, net of income tax	29
Items that are or may be reclassified to profit or loss:
Gain (loss) on financial asset at fair value through other comprehensive income		~~W~~	161,008	352,085	(86,784)
Gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		(54,333)	162,967	90,298
Equity in other comprehensive income (loss) of associates			7,407	3,302	(3,318)
Foreign currency translation adjustments for foreign operations			19,983	105,771	(161,365)
Net change in unrealized fair value of cash flow hedges			(20,192)	(18,589)	(14,460)
Other comprehensive income of separate account			8,676	10,427	3,884

			122,549	615,963	(171,745)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(93,098)	(54,644)	15,812
Equity in other comprehensive income (loss) of associates			28	(8)	(10)
Valuation gain on financial asset at fair value through other comprehensive income			22,725	18,885	6,841
Loss on disposal of financial asset at fair value through other comprehensive income			(2,635)	(5,861)	(27,826)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			1,723	(8,425)	3,084

			(71,257)	(50,053)	(2,099)

Total other comprehensive income, net of income tax			51,292	565,910	(173,844)

Total comprehensive income for the year		~~W~~	3,249,557	4,208,294	3,324,232

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	29, 42	~~W~~	3,156,722	3,403,497	3,414,595
Non-controlling interests			41,543	238,887	83,481

		~~W~~	3,198,265	3,642,384	3,498,076

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	3,207,602	3,890,701	3,242,745
Non-controlling interests			41,955	317,593	81,487

		~~W~~	3,249,557	4,208,294	3,324,232

Earnings per share:	29, 42
Basic and diluted earnings per share in won		~~W~~	6,579	7,000	6,654

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2018

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,791,680	32,820,220	883,397	33,703,617
Adoption effect of IFRS 9 and 15, net of tax (Note 49)		—	—	—	—	(277,011)	(251,854)	(528,865)	(3,155)	(532,020)
Balance at January 1, 2018 (adjusted)		2,645,053	423,921	9,887,335	(398,035)	(806,745)	20,539,826	32,291,355	880,242	33,171,597
Total comprehensive income (loss) for the year
Profit for the year		—	—	—	—	—	3,156,722	3,156,722	41,543	3,198,265
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		—	—	—	—	179,793	—	179,793	1,305	181,098
Loss on financial instruments at fair value through profit or loss (overlay approach)		—	—	—	—	(54,333)	—	(54,333)	—	(54,333)
Equity in other comprehensive income of associates		—	—	—	—	7,435	—	7,435	—	7,435
Foreign currency translation adjustments		—	—	—	—	20,465	—	20,465	(482)	19,983
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(20,192)	—	(20,192)	—	(20,192)
Other comprehensive income of separate account		—	—	—	—	8,676	—	8,676	—	8,676
Remeasurements of defined benefit plans		—	—	—	—	(92,687)	—	(92,687)	(411)	(93,098)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	1,723	—	1,723	—	1,723

Total other comprehensive income		—	—	—	—	50,880	—	50,880	412	51,292

Total comprehensive income		—	—	—	—	50,880	3,156,722	3,207,602	41,955	3,249,557

Other changes in equity
Dividends		—	—	—	—	—	(687,589)	(687,589)	—	(687,589)
Dividends to hybrid bonds		—	—	—	—	—	(40,357)	(40,357)	—	(40,357)
Issuance of hybrid bonds		—	1,107,838	—	—	—	—	1,107,838	—	1,107,838
Acquisition of treasury stock		—	—	—	(155,923)	—	—	(155,923)	—	(155,923)
Change in other capital adjustments		—	—	8,153	1,063	—	(6,517)	2,699	—	2,699
Change in other non-controlling interests		—	—	—	—	—	—	—	3,608	3,608

		—	1,107,838	8,153	(154,860)	—	(734,463)	226,668	3,608	230,276

Reclassification of OCI to retained earnings		—	—	—	—	2,645	(2,645)	—	—	—

Balance at December 31, 2018	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2019

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	3,403,497	3,403,497	238,887	3,642,384
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		—	—	—	—	297,652	—	297,652	67,457	365,109
Gain on financial instruments at fair value through profit or loss (overlay approach)		—	—	—	—	150,678	—	150,678	12,289	162,967
Equity in other comprehensive income of associates		—	—	—	—	3,294	—	3,294	—	3,294
Foreign currency translation adjustments		—	—	—	—	104,388	—	104,388	1,383	105,771
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(15,960)	—	(15,960)	(2,629)	(18,589)
Other comprehensive income of separate account		—	—	—	—	10,427	—	10,427	—	10,427
Remeasurements of defined benefit plans		—	—	—	—	(54,850)	—	(54,850)	206	(54,644)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	(8,425)	—	(8,425)	—	(8,425)

Total other comprehensive income		—	—	—	—	487,204	—	487,204	78,706	565,910

Total comprehensive income		—	—	—	—	487,204	3,403,497	3,890,701	317,593	4,208,294

Other changes in equity
Dividends		—	—	—	—	—	(753,041)	(753,041)	—	(753,041)
Dividends to hybrid bonds		—	—	—	—	—	(61,993)	(61,993)	—	(61,993)
Issuance of hybrid bonds		—	199,476	—	—	—	—	199,476	—	199,476
Issuance of convertible preferred shares		87,410	—	660,381	—	—	—	747,791	—	747,791
Acquisition of treasury stock		—	—	—	(444,077)	—	—	(444,077)	—	(444,077)
Change in other capital adjustments		—	—	9,484	(119,798)	—	(16,222)	(126,536)	—	(126,536)
Change in other non-controlling interests		—	—	—	—	—	—	—	1,509,037	1,509,037

		87,410	199,476	669,865	(563,875)	—	(831,256)	(438,380)	1,509,037	1,070,657

Reclassification of OCI retained earnings		—	—	—	—	5,860	(5,860)	—	—	—

Balance at December 31, 2019	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2020

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	3,414,595	3,414,595	83,481	3,498,076
Other comprehensive income (loss), net of income tax:
Loss on financial asset at fair value through other comprehensive income		—	—	—	—	(107,484)	—	(107,484)	(285)	(107,769)
Gain on financial instruments at fair value through profit or loss (overlay approach)		—	—	—	—	90,298	—	90,298	—	90,298
Equity in other comprehensive income of associates		—	—	—	—	(3,328)	—	(3,328)	—	(3,328)
Foreign currency translation adjustments		—	—	—	—	(159,596)	—	(159,596)	(1,769)	(161,365)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(14,460)	—	(14,460)	—	(14,460)
Other comprehensive income of separate account		—	—	—	—	3,884	—	3,884	—	3,884
Remeasurements of defined benefit plans		—	—	—	—	15,752	—	15,752	60	15,812
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	3,084	—	3,084	—	3,084

Total other comprehensive income		—	—	—	—	(171,850)	—	(171,850)	(1,994)	(173,844)

Total comprehensive income		—	—	—	—	(171,850)	3,414,595	3,242,745	81,487	3,324,232

Other changes in equity
Dividends		—	—	—	—	—	(883,929)	(883,929)	—	(883,929)
Dividends to hybrid bonds		—	—	—	—	—	(85,327)	(85,327)	—	(85,327)
Issuance of hybrid bonds		—	448,699	—	—	—	—	448,699	—	448,699
Paid-in capital increase		237,178	—	1,197,774	—	—	—	1,434,952	—	1,434,952
Acquisition of treasury stock(Note 29)		—	—	—	(150,467)	—	—	(150,467)	—	(150,467)
Disposal of treasury stock(Note 29)		—	—	—	451,809	—	—	451,809	—	451,809
Retirement of treasury stock(Note 29)		—	—	—	150,000	—	(150,025)	(25)	—	(25)
Change in other capital adjustments		—	—	471,812	(22,507)	—	(16,141)	433,164	—	433,164
Change in other non-controlling interests		—	—	—	—	—	—	—	(546,631)	(546,631)

		237,178	448,699	1,669,586	428,835	—	(1,135,422)	1,648,876	(546,631)	1,102,245

Reclassification of OCI retained earnings		—	—	—	—	27,825	(27,825)	—	—	—

Balance at December 31, 2020	~~W~~	2,969,641	2,179,934	12,234,939	(687,935)	(404,181)	27,777,169	44,069,567	2,287,291	46,356,858

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2019 and 2020

(In millions of won)	Note	2018		2019	2020
Cash flows from operating activities
Profit before income taxes		~~W~~	4,466,610	4,911,508	4,753,871
Adjustments for:
Interest income	31		(13,572,456)	(15,707,362)	(14,773,996)
Interest expense	31		4,992,367	5,969,398	4,891,296
Dividend income	33		(87,826)	(82,158)	(97,956)
Net fees and commission expense	32		176,932	125,975	187,304
Net insurance loss	27		2,080,509	2,098,617	1,726,150
Net loss (gain) on financial instruments at fair value through profit or loss	34		(225,424)	(38,738)	136,191
Net loss (gain) on derivatives	10		291,879	(388,880)	(245,681)
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)	9		(74,944)	247,585	136,255
Net foreign currency translation loss(gain)			377,632	147,952	(232,723)
Net loss (gain) on financial instruments designated at fair value through profit or loss	35		(382,667)	33,872	(241,066)
Net gain on disposal of financial asset at fair value through other comprehensive income	11		(20,554)	(152,278)	(273,793)
Net loss (gain) on disposal of securities at amortized cost	11		9	(66)	25
Provision for allowance for credit loss	36		747,877	980,692	1,382,179
Employee costs	25		155,672	188,313	175,539
Depreciation and amortization	37		301,916	677,152	768,488
Other operating (income) expense	39		(278,274)	305,781	202,178
Equity method income, net	15		(17,488)	(53,287)	(159,533)
Other non-operating expense	40		3,147	148,091	153,360

		~~W~~	(5,531,693)	(5,499,341)	(6,265,783)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2018, 2019 and 2020

(In millions of won)	Note	2018		2019	2020
Changes in assets and liabilities:
Due from banks at amortized cost		~~W~~	6,024,743	(10,059,356)	(4,915,143)
Securities at fair value through profit or loss			(3,082,516)	(3,977,211)	(7,088,599)
Due from banks at fair value through profit or loss			(82,014)	73,904	862,047
Loans at fair value through profit or loss			(422,326)	(943,321)	132,172
Financial asset designated at fair value through profit or loss			723,037	847,715	(708,627)
Derivative instruments			203,006	58,532	(65,288)
Loans at amortized cost			(27,547,413)	(18,831,825)	(32,897,127)
Other assets			(5,177,725)	(4,452,651)	(7,866,826)
Deposits			16,699,467	29,123,272	33,139,123
Liabilities for defined benefit obligations			(145,639)	(263,882)	(243,428)
Provisions			14,542	28,380	51,567
Other liabilities			174,590	7,851,505	8,503,803

			(12,618,248)	(544,938)	(11,096,326)

Income taxes paid			(850,696)	(1,130,148)	(1,184,910)
Interest received			13,208,601	15,200,114	14,570,884
Interest paid			(5,058,596)	(5,793,865)	(5,267,781)
Dividends received			63,826	35,716	80,728

Net cash inflow (outflow) from operating activities		~~W~~	(6,320,196)	7,179,046	(4,409,317)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2018, 2019 and 2020

(In millions of won)	Note	2018		2019	2020
Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	2,150,860	3,690,283	4,537,421
Increase in financial instruments at fair value through profit or loss			(3,290,960)	(6,712,873)	(4,982,663)
Proceeds from disposal of securities at fair value through other comprehensive income			27,074,948	36,334,241	53,048,284
Acquisition of securities at fair value through other comprehensive income			(27,037,290)	(46,908,632)	(52,657,353)
Proceeds from disposal of securities at amortized cost			2,093,506	6,722,627	5,923,611
Acquisition of securities at amortized cost			(5,836,342)	(12,209,898)	(7,645,000)
Proceeds from disposal of property and equipment	13, 40		39,202	51,942	248,037
Acquisition of property and equipment	13		(142,933)	(270,386)	(279,654)
Proceeds from disposal of intangible assets	14, 40		3,638	24,825	5,298
Acquisition of intangible assets	14		(157,160)	(318,930)	(362,415)
Proceeds from disposal of investments in associates	15		189,118	182,604	266,322
Acquisition of investments in associates	15		(227,914)	(669,341)	(776,799)
Proceeds from disposal of investment property	16, 40		15,433	86,422	113,038
Acquisition of investment property	16		(115,333)	(2,774)	(243,806)
Proceeds from disposal of assets held for sale			4,498	137	2,048
Proceeds from settlement of hedging derivative financial instruments			67,039	19,303	25,722
Payment of settlement of hedging derivative financial instruments			(26,653)	(195,900)	(186,169)
Net cash flow from business combination	47		(4,498)	(2,246,932)	(73,081)
Other, net			(311,744)	(264,585)	11,233

Net cash outflow from investing activities		~~W~~	(5,512,585)	(22,687,867)	(3,025,926)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2018, 2019 and 2020

(In millions of won)	Note	2018		2019	2020
Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	1,107,838	199,476	448,698
Net increase in borrowings			1,772,203	5,017,269	7,465,106
Proceeds from debt securities issued			26,487,712	31,083,390	21,480,455
Repayments of debt securities issued			(14,689,246)	(19,881,717)	(21,508,827)
Dividends paid			(714,705)	(830,772)	(968,847)
Proceeds from settlement of hedging derivative financial instruments			10,675	1,694,362	851,381
Payment of settlement of hedging derivative financial instruments			(16,832)	(1,716,320)	(807,705)
Acquisition of treasury stock			(151,993)	(444,077)	(150,182)
Disposal of treasury stock			—	—	161,863
Increase in non-controlling interests			347	312,390	566,673
Redemption of lease liabilities			—	(269,362)	(781,867)
Paid-in capital increase			—	—	1,154,347
Issuance of convertible preferred shares			—	747,791	—
Other, net			528	(33,619)	(30,526)

Net cash inflow from financing activities			13,806,527	15,878,811	7,880,569

Effect of changes in foreign exchange rate on cash and cash equivalents held			(30,640)	29,428	(61,518)

Increase in cash and cash equivalents			1,943,106	399,418	383,808

Cash and cash equivalents at beginning of year	44		6,236,650	8,179,756	8,579,174

Cash and cash equivalents at end of year	44	~~W~~	8,179,756	8,579,174	8,962,982

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2019 and 2020 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2019	2020
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Orange Life Insurance Co., Ltd. (*2)	”	”	59.2	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	75.3	75.3
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Alternative Investment Management Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan DS	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Asia Trust Co., Ltd.			60.0	60.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
”	Shinhan REITs Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan AI Co., Ltd.	”	”	100.0	100.0
”	Neoplux Co., Ltd. (*3)	”	”	—	100.0
Shinhan Bank	Shinhan Asia Limited (*4)	Hong Kong	”	99.9	—
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Bank Cambodia	Cambodia	”	97.5	97.5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2019	2020
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	December 31	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	99.9	99.9
”	PT Bank Shinhan Indonesia	Indonesia	”	99.0	99.0
Shinhan Bank Japan	SBJDNX (*5)	Japan	”	—	100.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	50.0
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	100.0
”	Shinhan Vietnam Finance Co.,Ltd	Vietnam	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	”	100.0	100.0
”	PT. Shinhan Sekuritas Indonesia	Indonesia	”	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	”	”	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus (*5)	Korea	”	—	100.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP ASSET MGT HK Ltd.	Hong Kong	”	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	”	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2)	The Group acquired additional shares of Orange Life Insurance Co., Ltd. for the year ended December 31, 2020, and Orange Life Insurance Co., Ltd. became a wholly owned subsidiary of the Group.

(*3)	The Group acquired a 96.77% stake in Neoplux.Co., Ltd. for the year ended December 31, 2020. The entity became a wholly owned subsidiary as the Group acquired residual shares additionally.

(*4)	As of December 31, 2020, liquidation procedure has been completed.

(*5)	Newly invested subsidiaries subject to consolidation are included for the year ended December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

1.	Reporting entity (continued)

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others	A trust is consolidated when the Group as a trustee is exposed to variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 210 others	An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is exposed to, or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 124 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*)	The Group provides credit contribution (ABCP purchase agreements) of ~~W~~4,162,593 million for the purpose of credit enhancement of structured companies.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 5, 2021, accordingly such statements were submitted for approval to the stockholder’s meeting held on March 25, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation (continued)

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value

•	financial instruments at fair value through profit or loss measured at fair value

•	financial instruments at fair value through other comprehensive income measured at fair value

•	liabilities for cash-settled share-based payment arrangements measured at fair value

•	financial assets and liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk recognized in profit or loss

•	liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management’s best judgment as of December 31, 2020 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019.

(e)	Change in accounting policy

Except for the following new standards, which have been applied from January 1, 2020, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

2.	Basis of preparation (continued)

i) Amendments to IAS 1 ‘Presentation of financial statements’ and IAS 8 ‘Accounting policies, changes in accounting estimates and errors’ – Definition of materiality

The amendments clarify the explanation of the definition of material and IAS 1 and IAS 8 are amended in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendments do not have a significant impact on the consolidated financial statements.

ii) Amendments to IFRS 3 ‘Business combination’ – Definition of business

To consider the integration of the acquired activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from lowing the costs. If all of the fair value of gross assets acquired is substantially concentrated in a single identifiable asset or a group of similar assets, an entity may elect to apply a concentration test, an optional test, to permit a simplified assessment of whether an acquired asset of activities and assets is not a business. The amendments do not have a significant impact on the consolidated financial statements.

(iii) Amendments to IFRS 16 ‘Lease’ – The practical expedient for the exemption, discount or deferral of rent related to COVID-19

As a practical expedient, the lessee may not evaluate whether a rent concession, such as the rent discount directly resulting from COVID-19, constitutes a change in the lease. The lessee with this choice shall account for changes in lease payments, such as rent discounts, consistently with the way the Standard specifies when those changes are not lease changes. The Group changed its accounting policy in accordance with the amendments made to IFRS 16. The amended accounting policies are applied retrospectively in accordance with the transitional provisions in IFRS 16. Retrospective application of accounting policies has no cumulative effect on the initial application to be reflected in retained earnings at the beginning of January 1, 2020 and the comparative financial statements presented have not been restated. The amount recognized in profit or loss is ~~W~~ 24,928 million to reflect the change in lease payments arising from the same lease discount for the year ended December 31, 2020 as a result of the amendment to the IFRS 16 ‘Lease’.

3.	Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2020, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2020 and have mentioned in the Note 2.

(a)	Operating segments

The Group has divided the segments based on internal reports reviewed periodically by the top sales decision maker to make decisions about the resources allocated to the segments and evaluate their performance. There are five reporting segments as described in Note 7. The reporting segments are operated separately according to the nature of the goods and services provided and the organizational structure of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

The segment reported to the Chief Executive Officer (“CEO”) includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

It is the CEO’s responsibility to evaluate the resources to be distributed to the business and the performance of the business, and to make strategic decisions.

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

ii) Structured entity

The Group establishes or invests in various structured entities. It does not own shares directly or indirectly for these companies. Considering the terms and conditions of the arrangement in which the structured entity was established, the consolidated entity gains and losses from the operations of the structured entity. It is included in the consolidated entities if it is determined that it has the ability to direct the activities of a consolidated structured entity that can most significantly affect these gains and losses. The Group does not recognize any non-controlling interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the non-controlling interests balance is reduced to below zero.

(c)	Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with IAS 12, ‘Income Taxes’

•	Employee benefit arrangements are recognized and measured in accordance with IAS 19, ‘Employee Benefits’

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured in accordance with special provisions

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in IFRS 2, ‘Share-based Payment’

•	Non-current assets held for sale are measured at fair value less costs to sell in accordance with IFRS 5, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquired are measured as the non-controlling interests’ proportionate share of the acquirer’s identifiable net assets.

The transfer consideration in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquired and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquired employee that is included in transfer consideration in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include broker’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, which are recognized in accordance with IAS 32 and IFRS 9, are expensed in the periods in which the costs are incurred and the services are received.

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

associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated the Group’s stake in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the carrying amount of that interest, including any long-term investments, is reduced to nil, the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, like in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

(f)	Non-derivative financial assets

Financial assets are recognized in the consolidated statement of financial position when the Group becomes a party to the contract. In addition, a standardized purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

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

ii) Equity instruments

For the equity instruments that are not held for short-term trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on recognition. The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized in the consolidated statement of comprehensive income gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

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

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a financial asset measured at amortized cost that is not subject to a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

②	Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income, foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On removal, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit losses allowance’ in the consolidated statement of comprehensive income, respectively.

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

substantially all the risks and rewards of ownership of the financial asset are transferred. If the Group does not have or transfer most of the risks and rewards of ownership of the financial asset, the entity shall remove the financial asset if it does not control the financial asset. If the Group continues to control the financial asset, it continues to recognize the transferred asset to the extent that it is continuously involved and recognizes the related liability together.

If the Group transfers the right to cash flows of a financial asset but holds most of the risks and rewards of ownership of the financial asset, the entity shall continue to recognize the asset. Also, the amount of disposal amount is recognized as a liability.

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

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, this document describes the hedging instrument, hedged item, and the method of evaluating the effect of the hedging instrument offsetting changes in the fair value or cash flow of the hedged item due to the hedged risk at the initiation of the hedging relationship and in subsequent periods.

The group has applied the following reliefs that were introduced by the amendments made to IFRS 9 Financial Instruments in September 2019. In a hedging relationship, the assume that the interest rate index that is the underlying variable of cash flows does not change to the interest rate index reform when reviewing the probability of occurrence and the prospective assessment of the effectiveness of the hedge. For hedges of non-contractually specified interest rate risk components, the requirement that the hedged risk should be separately identifiable applies only at the inception of the hedging relationship. Through the interest rate index reform, this application of exception is ended when the timing and amount of cash flows based on the interest rate index will no longer appear, or the hedging relationship is discontinued.

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

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with IAS 21, “Effect of Changes in Foreign Exchange Rates” at the time of disposing of its overseas operations or disposing of a portion of its overseas operations To profit or loss.

ii) Other derivative financial instruments

All derivatives except those designated as hedging instruments and are effective in hedging are measured at fair value. Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iii) Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or the remainder is recognized in profit or loss immediately when the fair value becomes observable.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

(h)	Impairment: Financial assets and contract assets

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

ii) Measurement of expected credit loss of financial at amortization cost

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

Expected credit losses are deducted using the allowance for credit loss account and are written off if the financial assets are not recoverable. The allowance for credit loss is increased when the written-off loan receivables are subsequently collected and changes in the allowance for credit loss are recognized in profit or loss.

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

Descriptions	Useful lives
Buildings	40~50 years
Other properties	4~5 years

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(j)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as shown below, from the date that they are available for use. The residual value of intangible assets is zero. However, if there are no foreseeable limits to the periods over which certain intangible assets are expected to be available for use, they are determined to have indefinite useful lives and are not amortized.

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

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

(k)	Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

(l)	Leased assets – policy applicable from January 1, 2019

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

•

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option extended lease payments in an optional renewal period if the lessee is reasonably certain to that they will exercise the extension option

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

Additional considerations for the Group when accounting for lessees include:

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

①	Finance leases

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

②	Operating leases

The Group recognizes the lease payments as income on straight-line basis, and adds the lease initial direct costs incurred during negotiation and contract phase of the operating lease to the carrying amount of the underlying asset. In addition, the depreciation policy of operating lease assets is consistent with the Group’s depreciation policy of other similar assets.

(m)	Leased assets – policy applicable before January 1, 2019

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

(n)	Assets held for sale

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

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(o)	Impairment of non-financial assets

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

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

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

(p)	Non-derivative financial liabilities

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

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities, and other financial liabilities include deposits, borrowings, debentures and etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(q)	Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are retranslated to the functional currency using the exchange rate at the end of the reporting period. Non-monetary foreign currency items measured at fair value are converted to the exchange rate on the date the fair value is determined, and non-monetary items measured at historical cost are converted to the exchange rate on the trading day.

All foreign currency differences arising from the conversion of monetary items are recognised in profit or loss. However, the Group excludes currency differences at the time of settlement of monetary items, conversion differences in net investments in foreign operations and conversion differences for financial liabilities designated cash flow hedges. If gains or losses arising from non-monetary items are recognised in other comprehensive income, the effect of exchange rate changes included in those gains or losses is also recognised in other comprehensive income. In addition, if recognised in profit or loss, the effect of exchange rate changes is also recognised in profit or loss.

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

(r)	Equity capital

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

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity. Hybrid bonds issued by subsidiaries of the group are classified as non-controlling interests according to this classification criteria. In addition, distributions paid are treated as net income attributable to non-controlling interests in the consolidated statement of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

iii) Capital adjustment

The effect of changes in ownership interests in subsidiaries that do not lose control over the equity attributable to owners of the parent is included in capital adjustments.

(s)	Employee benefits

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

iii) Retirement benefits: defined contribution plans

The Group recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans. Contributions payable are recognized as liabilities (unpaid expenses) after deducting the contributions already paid. In addition, if the contribution already paid exceeds the contribution due for services provided before the end of the reporting period, the future contribution is reduced or cash refunded due to the excess is recognized as an asset (prepaid expense).

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

(t)	Share-based payment transactions

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

(u)	Provisions

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

(v)	Financial guarantee contract

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

After initial recognition, financial guarantee contracts are measured at the higher of:

•	Loss allowance in accordance with IFRS 9, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15, ‘Revenue from Contracts with Customers’

(w)	Insurance contracts

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

i-2) Prepaid premium reserves

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

② General account guarantee reserve

As of the end of the reporting period, the amount of reserve for insurance contracts that are insured under general account is required to be paid to guarantee the level of refunds, and select the largest of the following:

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

As of the end of the reporting period, the Group has accrued the amount for which the reason for the payment of insurance claims, etc. has been incurred and the amount of the claim payment has not been paid yet due to the dispute or lawsuit related to the insurance settlement (pending in the Financial Dispute Mediation Committee). In addition, the Group recognizes unrecognized losses based on historical experience.

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

i-6) Reserve for interest dividends

In order to cover the policyholder dividend in the future, the total amount is set aside according to business performance according to the law or insurance contracts.

i-7) Reserve for dividend insurance loss reserve

In accordance with the regulations set by the supervisory authority, dividend insurance profit is accumulated within 30/100 of the contractor’s stake. The reserve for the compensation of dividend insurance losses shall compensate for the loss of dividend insurance contracts in accordance with the provisions of the fiscal year within five years from the end of the accumulated reporting period and shall be used as the policyholder dividend source for the individual contractor.

ii) Contractor’s equity adjustment

The Group classifies the gains and losses on available-for-sale financial assets as of the end of the reporting period as contractor’s equity and shareholder’s equity based on the ratio of the average liability reserves of the dividend and non-dividend policies for the fiscal year. The amount corresponding to the contractor’s equity is categorized as the adjustment of the contractor’s equity.

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

(x)	Recognition of revenues and expenses

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

iii) Insurance income

The Group recognizes insurance income for the insurance premium paid of which the payment date arrived by the premium payment methods of the insurance contract; and recognizes advance received for the insurance premium paid of which the payment date has not arrived at the end of the reporting period.

iv) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities. The Group provides compensation in various forms such as payment discounts and gifts.

(y)	Revenue from Contracts with Customers

The fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points (“points”) and the remainder of the fee income. The Group provides rewards in various forms such as payment discounts and free gifts. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. Points for distribution through the cost paid by the customer is recognized by deducting from the revenue from fees.

(z)	Income tax

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

The Group applies a consolidated tax method based on a consolidated tax base and a domestic corporation (hereinafter referred to as the “Consolidated Entity Corporation “) that is fully controlled by the consolidated parent company and the consolidated tax base.

The Group evaluates the feasibility of temporary differences, taking into account the future taxable income of individual companies and consolidated groups, respectively. The change in deferred tax assets (liabilities) was recognized as expense (income), except for the amount associated with items directly added to the equity account.

For additional temporary differences in subsidiaries, associates, and joint venture investment interests, the Group may control the timing of the disappearance of temporary differences. All deferred tax liabilities are recognised except in cases where temporary differences are unlikely to dissipate in the foreseeable future. Deferred tax assets arising from deductible temporary differences are likely to be extinguished in the foreseeable future. In addition, It is recognised when taxable income is likely to be used for temporary differences.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period. The carrying amount of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

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

Deferred tax assets and liabilities are corporate taxes imposed by the same taxation authority. Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets.

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

(aa)	Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements. In this regard, the funds lent to the trust account are counted as trust account loans and loans borrowed from the trust account as other accounting accounts (non-payment of the

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

trust account). In accordance with the Financial Investment Business Regulations, trust remuneration is acquired in connection with the operation, management, and disposal of trust property, and it is counted as the operating profit of trust business.

(ab)	Earnings per share

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

(ac)	Issued/Amended Accounting Standards that are not applied

The following issued/amended standards have been published but have not yet been effective during the fiscal year beginning January 1, 2020. Hence, the Group did not apply the following issued/amended standards in preparing financial statements:

i) IFRS 9, ‘Financial Instruments’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’ and IFRS 7, ‘Financial Instruments: Disclosures’ Revision’ and IFRS 4, ‘Insurance Contracts’ IFRS 16, ‘Leases’ amended – Interest rate indicator reform

The effective interest rate, not the carrying amount, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. This amendments will take effect for annual periods beginning after January 1, 2021 and are permitted for early application. The Group is determining whether there will be any impacts on the financial statements due to the amendments.

ii) IFRS 3 ‘Business combination’ amended – Reference to the Conceptual Framework

For liabilities and contingent liabilities, an exception has been added to apply within IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’ and IFRIC 21, even though the definition of assets and liabilities to be recognized is amended to refer to the revised conceptual framework for financial reporting. In addition, it is clarified that contingent assets are not recognized at the acquisition date. This amendment will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

iii) IFRS 17 ’Insurance Contracts’ amended

IFRS 17 provides a comprehensive model for insurance contracts covering the recognition and measurement and presentation and disclosure of insurance contracts and replaces IFRS 4. The standard applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

3.	Significant accounting policies (continued)

features. The standard general model is supplemented by the variable fee approach and the premium allocation approach. IFRS 17 is effective from 1 January 2023. The Group is currently in process of evaluating the potential impact of adopting IFRS 17.

(iv) IAS 16 ‘Property, Plant and Equipment ‘ amended – the amount of the sale before the intended use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, the Group recognise such sales proceeds and related costs in profit or loss. This amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

(v) IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’ amended – Onerous Contracts: Cost of Fulfilling a Contract

The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. This amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

(vi) Annual Improvements to IFRSs 2018-2020 Cycle

For Annual Improvements to IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The amendments will not have a significant impact on the consolidated financial statements.

•	IFRS 1, ‘First-time Adoption of IFRS’ – First-time adopter subsidiaries

•	IFRS 9, ‘Financial Instruments’ – 10% test-related fee for financial liabilities removal

•	IFRS 16, ‘Leases’ – Lease incentives

•	IAS 41, ‘Agriculture’ – Fair value measurement

vii) IAS 1 ‘Presentation of Financial Statements’ amended – Classification of Liabilities as Current or Non-current

It is classified as current or non-current according to the actual rights existing as of the end of fiscal year. The Company does not consider the possibility of exercising the right to postpone the payment of the liability or the expectations of management. The payment of the liability includes the transfer of the equity instrument, except that the option to settle the equity instrument from a compound financial instrument meets the definition of the equity instrument and is recognized separately from the liability. This amendment is effective for annual periods beginning on or after January 1, 2023. The Group expects that the amendment will not have a significant impact on its consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

•	All business activities take into account the balance of risks and profits within a predetermined risk trend.

•	The controlling company shall present the Group Risk Management Model Standards and supervise their compliance, and have responsibility and authority for group-level monitoring.

•	Operate a risk-related decision-making system that enhances management’s involvement.

•	Organize and operate risk management organizations independent of the business sector.

•	Operate a performance management system that clearly considers risks when making business decisions.

•	Aim for preemptive and practical risk management functions.

•	Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the “Group Risk Management Committee”) within the controlling company’s Board of Directors. The Group’s Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company’s risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group’s chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk and product types.

①	Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

The resolution of the Committee is as follows:

•	Establish risk management basic policy in line with management strategy

•	Determine the level of risk that can be assumed by the Group and each subsidiary

•	Approve appropriate investment limit or loss allowance limit

•	Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations

•	Matters concerning risk management organization structure and division of duties

•	Matters concerning the operation of the risk management system;

•	Matters concerning the establishment of various limits and approval of limits

•	Make decisions on approval of the FSS’s internal rating law for non-retail and retail credit rating systems

•	Matters concerning risk disclosure policy

•	Analysis of crisis situation, related capital management plan and financing plan

•	Matters deemed necessary by the board of directors

•	Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines

•	Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

②	Group Risk Management Council

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

In addition, the Risk Dash Board is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes (news) of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③	Risk Reviewing

When conducting new product new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary’s risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

④	Risk management

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

(b)	Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank’s basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and the CCO is composed of the chairman, the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the soundness of the loan and profitability of operation.

Shinhan Bank’s credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the information of the bank’s internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between the credit officer of the branch and the headquarters’ Review Committee. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.

Credits for corporate customers are performed by the loan officers and reviewers of branch offices by automatically searching for anticipated insolvent companies among business loan partners, and the credit department independent of the business sector evaluates the adequacy of the result of the loan review and, if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card’s basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairperson, and is composed of the heads of each business division and supporting division, and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to separate credit policy decisions from credit monitoring.

Shinhan Card’s credit scoring system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the AS credit rating is above the standard. The company’s internal information, CB company’s external information, and personal information on the application are used to calculate the AS credit rating. The BS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

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

Internal credit risk rating is the main variable inputs to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

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

Corporate exposures	Retail exposures	Card exposures
Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings

Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)

Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary

Borrower with early warning signals	Borrower with early warning signals	Specific pool segment

Negative net assets	Specific pool segment

Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent

Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

•	A significant increase in credit risk shall be identified prior to the occurrence of default.

•	The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk

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

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower’s internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

•	If a borrower is overdue 90 days or more from the contractual payment date,

•	If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

•	Qualitative factors (e.g. breach of contractual terms),

•

Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

•	Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has ocurred and the extent thereof may vary.

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

variable. For the year ended December 31, 2020, macroeconomic variables used by the Group are as follows for each scenario.

① Upside scenario

			2021
Major variables (*1)	Correlation	2020.4Q (*2)	1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	(2.8)	0.0	3.9	3.0	4.3
Private consumption index(YoY %)	(-)	(4.8)	3.0	2.3	3.5	4.1
Facility investment growth rate(YoY %)	(-)	3.5	5.5	6.5	1.5	5.0
Consumer price index growth rate(%)	(-)	0.3	0.6	0.9	0.8	0.9
Balance on current account(billion dollars)	(-)	170.0	130.0	160.0	190.0	180.0
Government bond 3y yields(%)	—	0.90	1.00	1.00	1.10	1.10

② Central scenario

			2021
Major variables (*1)	Correlation	2020.4Q (*2)	1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	(2.8)	(0.7)	3.6	2.5	3.7
Private consumption index(YoY %)	(-)	(4.8)	2.6	2.1	3.0	3.5
Facility investment growth rate(YoY %)	(-)	3.5	5.0	6.0	0.8	4.5
Consumer price index growth rate(%)	(-)	0.3	0.5	0.9	0.7	0.8
Balance on current account(billion dollars)	(-)	170.0	120.0	150.0	180.0	170.0
Government bond 3y yields(%)	—	0.90	1.00	1.00	1.00	1.00

③ Downside scenario

			2021
Major variables (*1)	Correlation	2020.4Q (*2)	1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	(2.8)	(1.5)	2.3	1.7	3.0
Private consumption index(YoY %)	(-)	(4.8)	1.9	1.1	2.6	3.4
Facility investment growth rate(YoY %)	(-)	3.5	3.5	4.5	(1.0)	3.0
Consumer price index growth rate(%)	(-)	0.3	0.4	0.8	0.6	0.7
Balance on current account(billion dollars)	(-)	170.0	110.0	140.0	170.0	160.0
Government bond 3y yields(%)	—	0.90	1.10	1.10	1.10	1.10

(*1)

Shinhan Bank applied the private consumption index and facility investment growth rate as the major variables. In addition, Shinhan Card applied the GDP growth rate, consumer price index growth rate, balance on current account, and government bond 3y yields as the major variables.

(*2)	Considering the default forecast period, the Group reflected the future economic outlook.
(*3)

The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions’ estimates.

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on data from the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

Covid-19 had a negative impact on economic conditions. The default rate forecast for the year ended December 31, 2020 is estimated using changed forward-looking information on economic growth rate, private consumption index, KOSPI, and etc, which are major variables for calculating the default rate. As a result, the default rate forecast for some portfolios have increased.

Shinhan Bank has set aside an additional ~~W~~ 286 billion in COVID-19 provisions by reflecting the forward-looking information above and the effect of Stage 2 classification of interest payment/divisional repayment. Shinhan Card has accumulated an additional ~~W~~ 52.4 billion in COVID-19 provisions by updating the correlation model between expected credit losses and forward-looking information.

The Group has considered multiple economic scenarios in applying forward-looking information to measure expected credit losses. The sensitivity analysis of the impact on the Group’s expected credit loss allowance if the weights of the upside or downside scenarios is assumed to be 100% while holding all other assumptions constant is as follows:

	Sensitivity: Change amount for provisions (In millions of won)
	Upside(100%)	Downside(100%)
Shinhan Bank	(3,332)	26,507	Forward-looking information update
Shinhan Card	(24,109)	35,205

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

•	Probability of default (“PD”)

•	Loss given default (“LGD”)

•	Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

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

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

•	Type of products

•	Internal credit risk rating

•	Type of collateral

•	Loan to value (“LTV”)

•	Industry that the borrower belongs to

•	Location of the borrower or collateral

•	Days of delinquency

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

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying amount, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2019 and 2020 is as follows:

	2019		2020
Due from banks and loans at amortized cost (*1)(*3):
Banks	~~W~~	12,950,561	17,016,263
Retail		152,840,826	170,314,316
Government/Public sector/Central bank		19,461,567	24,778,332
Corporations		140,718,619	152,895,324
Card receivable		23,114,264	22,822,546

		349,085,837	387,826,781

Due from banks and loans at fair value through profit or loss (*3):
Banks		897,525	93,109
Corporations		2,154,821	1,986,804

		3,052,346	2,079,913

Securities at fair value through profit or loss		48,512,857	55,275,031
Securities at fair value through other comprehensive income		58,573,094	57,409,433
Securities at amortized cost (*1)		45,582,065	47,282,623
Derivative assets		2,829,274	5,633,915
Other financial assets (*1)(*2)		17,477,778	20,341,191
Financial guarantee contracts		4,698,558	4,481,506
Loan commitments and other credit liabilities		177,660,547	187,067,821

	~~W~~	707,472,356	767,398,214

(*1)	The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.
(*2)	Other financial assets mainly comprise of receivables, accrued income, secured key money deposits, prepayment, and domestic exchange settlement debit settled in a day.
(*3)	Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

iii) The maximum amount of exposure to credit risk by type of collateral as of December, 31, 2019 and 2020 is as follows:

	2019
	12 months Expected credit loss		Life time expected credit loss		Total
Classification			Not impaired	Impaired
Guarantee	~~W~~	12,232,197	3,756,006	64,386	16,052,589
Deposits and Savings		1,058,353	266,407	2,437	1,327,197
Property and equipment		1,021,002	307,502	12,840	1,341,344
Real estate		128,098,318	14,932,637	370,361	143,401,316
Securities		3,340,337	137,105	—	3,477,442
Others		5,035,192	4,437	364	5,039,993

Total	~~W~~	150,785,399	19,404,094	450,388	170,639,881

	2020
	12 months Expected credit loss		Life time expected credit loss		Total
Classification			Not impaired	Impaired
Guarantee	~~W~~	36,355,387	5,944,417	185,777	42,485,581
Deposits and Savings		1,258,934	313,723	1,509	1,574,166
Property and equipment		1,301,810	324,098	12,341	1,638,249
Real estate		109,092,694	13,914,172	311,946	123,318,812
Securities		2,181,874	108,718	88,025	2,378,617
Others		4,830,557	—	1,943	4,832,500

Total	~~W~~	155,021,256	20,605,128	601,541	176,227,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

iv) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of December 31, 2019 and 2020 are as follows:

	2019
	12-month expected loss			Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1		Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,703,863	1,179,294	77,675	1,804	—	12,962,636	(12,075)	12,950,561	57,087
Retail		136,124,712	7,443,675	5,694,210	3,608,216	476,897	153,347,710	(506,884)	152,840,826	87,826,564
Government/Public sector/Central bank		19,274,854	111,987	80,648	—	—	19,467,489	(5,922)	19,461,567	—
Corporations		85,202,285	32,112,103	10,219,343	13,546,622	956,772	142,037,125	(1,318,506)	140,718,619	77,732,792
Card receivable		17,161,184	2,249,276	1,879,073	2,233,942	444,311	23,967,786	(853,522)	23,114,264	8,728

		269,466,898	43,096,335	17,950,949	19,390,584	1,877,980	351,782,746	(2,696,909)	349,085,837	165,625,171

Securities at fair value through other comprehensive income (*)		49,276,299	9,057,701	—	239,094	—	58,573,094	—	58,573,094	—
Securities at amortized cost		44,296,882	1,271,681	23,272	—	—	45,591,835	(9,770)	45,582,065	—

	~~W~~	363,040,079	53,425,717	17,974,221	19,629,678	1,877,980	455,947,675	(2,706,679)	453,240,996	165,625,171

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	12-month expected loss			Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1		Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	14,935,722	1,996,948	87,084	10,027	—	17,029,781	(13,518)	17,016,263	29,994
Retail		152,159,976	8,385,069	6,062,587	3,686,863	574,354	170,868,849	(554,533)	170,314,316	91,711,254
Government/Public sector/Central bank		23,849,701	834,912	96,183	1,748	—	24,782,544	(4,212)	24,778,332	9,000
Corporations		93,740,349	34,637,533	11,391,410	13,758,332	982,037	154,509,661	(1,614,337)	152,895,324	83,580,715
Card receivable		16,995,332	2,304,536	1,754,723	2,197,877	454,451	23,706,919	(884,373)	22,822,546	6,845

		301,681,080	48,158,998	19,391,987	19,654,847	2,010,842	390,897,754	(3,070,973)	387,826,781	175,337,808

Securities at fair value through other comprehensive income (*)		48,506,057	8,636,241	—	267,135	—	57,409,433	—	57,409,433	—
Securities at amortized cost		45,888,769	1,404,340	—	—	—	47,293,109	(10,486)	47,282,623	—

	~~W~~	396,075,906	58,199,579	19,391,987	19,921,982	2,010,842	495,600,296	(3,081,459)	492,518,837	175,337,808

(*)

Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 28,236 million and ~~W~~ 23,171 million as of December 31, 2019 and 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

v) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of December 31, 2019 and 2020 are as follows:

	2019
	Grade 1		Grade 2	Impaired	Total
Financial guarantee:
12 months expected credit loss	~~W~~	2,805,417	1,495,091	—	4,300,508
Life time expected credit loss		248,544	148,696	—	397,240
Impaired		—	—	810	810

		3,053,961	1,643,787	810	4,698,558

Loan commitment and other credit line
12 months expected credit loss		146,010,944	21,044,977	—	167,055,921
Life time expected credit loss		7,850,945	2,730,143	—	10,581,088
Impaired		—	—	23,538	23,538

		153,861,889	23,775,120	23,538	177,660,547

	~~W~~	156,915,850	25,418,907	24,348	182,359,105

	2020
	Grade 1		Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,884,641	1,110,945	—	3,995,586
Life time expected credit loss		308,785	176,977	—	485,762
Impaired		—	—	158	158

		3,193,426	1,287,922	158	4,481,506

Loan commitment and other credit line
12-month expected credit loss		156,787,448	20,715,236	—	177,502,684
Life time expected credit loss		6,738,016	2,822,003	—	9,560,019
Impaired		—	—	5,118	5,118

		163,525,464	23,537,239	5,118	187,067,821

		~~W~~166,718,890	24,825,161	5,276	191,549,327

vi) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Credit card bonds)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

vii) Credit risk exposures per credit quality of derivative assets

Credit quality of derivative assets as of December 31, 2019 and 2020 are as follows:

	2019		2020
Grade 1	~~W~~	2,377,548	4,994,809
Grade 2		451,726	639,106

	~~W~~	2,829,274	5,633,915

(*)	Credit quality of derivative assets is classified based on the internal credit ratings.

viii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2019 and 2020 are as follows:

	2019
	Korea		USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	5,124,738	1,263,568	423,788	289,233	203,166	1,068,822	2,816,320	1,760,926	12,950,561
Retail		144,700,885	371,602	5,444	3,888,964	1,548	1,612,761	1,211,857	1,047,765	152,840,826
Government		16,805,176	529,096	—	1,080,381	—	140,960	445,526	460,428	19,461,567
Corporations		122,926,428	3,116,777	187,856	3,403,806	99,083	2,140,573	2,758,888	6,085,208	140,718,619
Card receivable		22,916,799	9,068	321	2,233	214	141,844	25,513	18,272	23,114,264

		312,474,026	5,290,111	617,409	8,664,617	304,011	5,104,960	7,258,104	9,372,599	349,085,837

Deposits and loans at FVTPL
Bank		177,713	719,812	—	—	—	—	—	—	897,525
Corporations		2,146,949	—	—	—	—	—	—	7,872	2,154,821

		2,324,662	719,812	—	—	—	—	—	7,872	3,052,346

Securities measured at FVTPL		45,635,765	1,662,249	194,591	49,067	6,346	21,625	220,837	722,377	48,512,857
Securities at FVOCI		53,939,143	1,955,627	97,710	195,165	93,769	294,095	798,068	1,199,517	58,573,094
Securities at amortized cost		42,927,646	769,884	—	163,112	—	604,019	40,741	1,076,663	45,582,065

	~~W~~	457,301,242	10,397,683	909,710	9,071,961	404,126	6,024,699	8,317,750	12,379,028	504,806,199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	Korea		USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	6,990,520	823,698	156,002	784,538	316,293	1,166,397	2,889,115	3,889,700	17,016,263
Retail		161,434,788	392,499	6,724	4,124,680	2,386	1,780,361	1,329,067	1,243,811	170,314,316
Government		20,998,640	952,215	—	1,418,805	121,663	209,395	441,863	635,751	24,778,332
Corporations		133,827,181	3,278,234	435,135	3,796,824	103,647	2,319,327	3,039,177	6,095,799	152,895,324
Card receivable		22,614,285	8,867	351	1,983	194	152,141	27,926	16,799	22,822,546

		345,865,414	5,455,513	598,212	10,126,830	544,183	5,627,621	7,727,148	11,881,860	387,826,781

Deposits and loans at FVTPL
Bank		61,476	31,633	—	—	—	—	—	—	93,109
Corporations		1,057,690	466,812	—	19,807	—	744	—	441,751	1,986,804

		1,119,166	498,445	—	19,807	—	744	—	441,751	2,079,913

Securities measured at FVTPL		51,574,884	2,129,355	198,567	46,086	4,486	24,539	168,863	1,128,251	55,275,031
Securities at FVOCI		53,386,556	1,464,611	112,001	221,917	36,412	172,904	886,080	1,128,952	57,409,433
Securities at amortized cost		44,537,890	723,287	—	243,592	—	710,106	45,121	1,022,627	47,282,623

	~~W~~	496,483,910	10,271,211	908,780	10,658,232	585,081	6,535,914	8,827,212	15,603,441	549,873,781

(*)	The following accounts are the net carrying value less provision for doubtful accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ix) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2019 and 2020 is as follows:

	2019
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,461,379	—	—	—	—	—	489,182	—	12,950,561
Retail		—	—	—	—	—	—	—	152,840,826	152,840,826
Government/Public sector/Central bank		19,342,308	—	—	2,295	—	—	116,964	—	19,461,567
Corporations		9,456,194	44,781,794	17,004,407	30,029,000	3,485,602	6,003,383	29,958,239	—	140,718,619
Card receivable		39,003	212,863	170,873	49,000	41,664	23,397	22,427,544	149,920	23,114,264

		41,298,884	44,994,657	17,175,280	30,080,295	3,527,266	6,026,780	52,991,929	152,990,746	349,085,837

Due from banks and loans at FVTPL:
Banks		897,525	—	—	—	—	—	—	—	897,525
Corporations		1,301,066	505,198	120,636	7,872	3,500	900	215,649	—	2,154,821

		2,198,591	505,198	120,636	7,872	3,500	900	215,649	—	3,052,346

Securities at fair value through profit or loss		29,826,338	2,466,874	1,112,688	350,720	262,183	75,152	14,418,902	—	48,512,857
Securities at fair value through other comprehensive income		28,673,958	3,500,514	673,614	807,274	1,164,947	12,889	23,739,898	—	58,573,094
Securities at amortized cost		9,930,409	49,876	—	884,072	1,076,086	—	33,641,622	—	45,582,065

	~~W~~	111,928,180	51,517,119	19,082,218	32,130,233	6,033,982	6,115,721	125,008,000	152,990,746	504,806,199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	16,656,030	—	—	—	—	—	360,233	—	17,016,263
Retail		—	—	—	—	—	—	—	170,314,316	170,314,316
Government/Public sector/Central bank		24,671,308	—	—	1,796	—	—	105,228	—	24,778,332
Corporations		10,403,261	48,430,680	18,679,397	35,920,334	3,521,216	6,479,253	29,461,183	—	152,895,324
Card receivable		44,980	169,900	252,537	36,372	38,456	23,150	1,685,293	20,571,858	22,822,546

		51,775,579	48,600,580	18,931,934	35,958,502	3,559,672	6,502,403	31,611,937	190,886,174	387,826,781

Due from banks and loans at FVTPL
Banks		63,112	—	—	29,997	—	—	—	—	93,109
Corporations		1,114,789	641,554	19,210	51,008	3,000	—	157,243	—	1,986,804

		1,177,901	641,554	19,210	81,005	3,000	—	157,243	—	2,079,913

Securities at fair value through profit or loss		34,294,362	2,978,991	1,223,958	574,547	248,399	46,177	15,908,597	—	55,275,031
Securities at fair value through other comprehensive income		26,528,743	3,448,765	577,781	830,988	974,333	22,643	25,026,180	—	57,409,433
Securities at amortized cost		10,361,913	21,750	—	1,053,779	963,348	—	34,881,833	—	47,282,623

	~~W~~	124,138,498	55,691,640	20,752,883	38,498,821	5,748,752	6,571,223	107,585,790	190,886,174	549,873,781

(*)	The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market Risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System (TRMS), and Shinhan Bank and Shinhan Financial Investment use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

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

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2019 and 2020 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2019
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	508,039	527,349	479,121	504,948
Stock price risk		191,019	210,589	162,595	210,589
Foreign exchange risk		143,317	151,779	138,543	139,562
Commodity risk		7,691	10,558	4,953	10,558
Option volatility risk		57,972	74,892	39,591	67,160

	~~W~~	908,038	975,167	824,803	932,817

	2020
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	525,465	592,668	495,292	592,668
Stock price risk		222,277	240,535	202,036	222,544
Foreign exchange risk		120,088	124,915	113,497	113,497
Commodity risk		13,818	22,982	9,539	9,539
Option volatility risk		8,910	23,224	3,234	3,234

	~~W~~	890,558	1,004,324	823,598	941,482

i-3) Shinhan Bank

The analyses of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	21,208	32,430	12,709	28,313
Stock price risk		18,136	49,424	8,171	15,386
Foreign exchange risk (*)		24,727	29,085	22,259	25,910
Option volatility risk		161	325	60	212
Commodity risk		15	104	—	10
Portfolio diversification effect					(21,879)

	~~W~~	47,925	81,553	31,482	47,952

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	41,165	56,950	28,322	42,867
Stock price risk		27,077	66,254	7,545	7,893
Foreign exchange risk (*)		65,309	83,335	27,668	69,024
Option volatility risk		305	1,073	114	138
Commodity risk		13	170	—	1
Portfolio diversification effect					(25,310)

	~~W~~	106,030	154,487	49,486	94,613

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

i-4) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31 2019, and 2020, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2019
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	1,417	2,000	1,000	2,000

	2020
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	2,034	2,400	1,900	2,400

(*)	Foreign subsidiaries are excluded from the calculation.

i-5) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	13,725	20,857	5,671	11,946
Stock price risk		31,330	74,421	15,449	25,691
Foreign exchange risk		4,107	37,970	368	4,369
Option volatility risk		9,889	31,711	2,504	9,876
Portfolio diversification effect					(15,150)

	~~W~~	38,262	85,597	5,780	36,732

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	20,512	30,903	12,076	23,551
Stock price risk		26,136	51,509	2,412	36,573
Foreign exchange risk		12,477	46,970	632	15,557
Option volatility risk		43,324	162,008	2,894	57,924
Portfolio diversification effect					(38,397)

	~~W~~	75,226	187,985	18,648	95,208

i-6) Shinhan Life Insurance Co., Ltd.

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	1,853	8,856	313	600
Stock price risk		5,015	6,520	4,374	4,978
Foreign exchange risk		1,581	3,434	3	2,050
Option volatility risk		316	632	124	472

	~~W~~	8,765	19,442	4,814	8,100

	2020
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	2,967	6,934	354	619
Stock price risk		10,953	16,592	4,481	13,742
Foreign exchange risk		10,485	21,588	4,665	13,669
Option volatility risk		433	1,096	40	1,089

	~~W~~	24,838	46,210	9,540	29,119

i-7) Orange Life Insurance Co., Ltd.

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Orange Life Insurance as of and for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Average		Maximum	Minimum	December 31
Foreign exchange risk	~~W~~	18,578	23,614	12,577	16,710

	2020
	Average		Maximum	Minimum	December 31
Foreign exchange risk	~~W~~	17,064	19,597	10,172	17,964
Option volatility risk		73	84	7	73

	~~W~~	17,137	19,681	10,179	18,037

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group’s financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group’s net interest income and net asset value through the interest rate risk management.

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

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as Δ EVE (Economic Value of Equity) and Δ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

The details of interest rate VaR and EaR for major subsidiaries for as of December 31, 2019 and 2020 are as follows:

ii-3) Shinhan Bank

	2019		2020
ΔEVE (*1)	~~W~~	369,944	468,327
ΔNII (*2)		161,385	115,221

ii-4) Shinhan Card

	2019		2020
ΔEVE (*1)	~~W~~	696,505	463,647
ΔNII (*2)		554,499	594,210

ii-5) Shinhan Investment

	2019		2020
ΔEVE (*1)	~~W~~	77,436	209,929
ΔNII (*2)		127,476	89,925

ii-6) Shinhan Life Insurance

	2019		2020
ΔEVE (*1)	~~W~~	4,831,042	4,140,109
ΔNII (*2)		77,000	46,073

ii-7) Orange Life Insurance Co., Ltd.

	2019		2020
ΔEVE (*1)	~~W~~	2,800,603	2,007,029
ΔNII (*2)		46,372	38,733

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

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

Foreign currency denominated assets and liabilities as of December 31, 2019 and 2020 are as follows:

	2019
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,235,225	1,532,661	354,686	1,714,524	1,715,443	9,552,539
Due from banks at FVTPL		719,812	—	—	—	—	719,812
Loan receivables measured at FVTPL		479,950	—	7,872	—	—	487,822
Loan at amortized cost		18,275,153	8,256,756	955,836	3,350,557	7,960,731	38,799,033
Securities at FVTPL		5,391,450	32,565	303,917	—	357,018	6,084,950
Derivative assets		342,120	1,403	16,922	391	80,506	441,342
Securities at FVOCI		4,775,714	83,713	337,573	436,236	917,335	6,550,571
Securities at amortized cost		1,392,901	183,133	67,080	40,769	1,482,574	3,166,457
Other financial assets		3,176,509	136,419	171,080	380,955	462,734	4,327,697

	~~W~~	38,788,834	10,226,650	2,214,966	5,923,432	12,976,341	70,130,223

Liabilities:
Deposits	~~W~~	14,658,624	9,057,393	843,946	4,426,507	6,906,741	35,893,211
Financial liabilities at FVTPL		—	—	—	—	474,080	474,080
Derivative liabilities		320,176	6,466	20,833	1,163	15,564	364,202
Borrowings		8,938,762	347,881	190,366	407,767	139,658	10,024,434
Debt securities issued		7,882,293	319,041	960,890	—	1,526,661	10,688,885
Financial liabilities designated at FVTPL		1,444,254	—	—	—	—	1,444,254
Other financial liabilities		4,391,046	155,736	125,172	567,860	978,153	6,217,967

	~~W~~	37,635,155	9,886,517	2,141,207	5,403,297	10,040,857	65,107,033

Net assets	~~W~~	1,153,679	340,133	73,759	520,135	2,935,484	5,023,190
Off-balance derivative exposure		(1,335,794)	(160,734)	273,571	(114,015)	(844,534)	(2,181,506)

Net position	~~W~~	(182,115)	179,399	347,330	406,120	2,090,950	2,841,684

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,729,453	1,988,215	402,137	798,053	3,053,388	10,971,246
Due from banks at FVTPL		31,633	—	—	—	—	31,633
Loan receivables measured at FVTPL		745,277	19,807	91,503	—	—	856,587
Loan at amortized cost		21,435,678	9,076,702	1,296,284	4,130,855	8,987,453	44,926,972
Securities at FVTPL		4,426,257	2,574	455,769	—	316,468	5,201,068
Derivative assets		913,778	21,531	50,842	1,100	114,055	1,101,306
Securities at FVOCI		3,868,880	149,718	222,547	460,681	1,000,855	5,702,681
Securities at amortized cost		1,273,204	240,619	69,132	45,151	1,588,358	3,216,464
Other financial assets		2,180,140	284,695	177,538	336,325	559,805	3,538,503

	~~W~~	39,604,300	11,783,861	2,765,752	5,772,165	15,620,382	75,546,460

Liabilities:
Deposits	~~W~~	17,542,371	10,136,700	991,501	4,650,406	8,438,144	41,759,122
Financial liabilities at FVTPL		—	—	—	—	544,916	544,916
Derivative liabilities		558,064	10,819	33,940	858	105,134	708,815
Borrowings		8,431,144	810,819	306,829	163,454	692,305	10,404,551
Debt securities issued		8,417,214	87,504	933,570	—	1,652,835	11,091,123
Financial liabilities designated at FVTPL		1,068,245	—	—	—	—	1,068,245
Other financial liabilities		3,479,117	123,510	250,428	564,623	843,635	5,261,313

	~~W~~	39,496,155	11,169,352	2,516,268	5,379,341	12,276,969	70,838,085

Net assets	~~W~~	108,145	614,509	249,484	392,824	3,343,413	4,708,375
Off-balance derivative exposure		438,469	(166,923)	187,408	44,764	(896,933)	(393,215)

Net position	~~W~~	546,614	447,586	436,892	437,588	2,446,480	4,315,160

(d)	Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

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

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2019 and 2020 are as follows:

	2019
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	25,543,400	1,039,822	421,453	1,145,323	50,070	249,503	28,449,571
Due from banks at fair value through profit or loss		130,780	150,217	594,643	21,885	—	—	897,525
Loans at fair value through profit or loss		29,961	783,429	12,638	142,756	773,305	488,326	2,230,415
Loans at amortized cost		28,857,297	36,706,993	46,672,732	74,931,639	103,334,861	70,169,035	360,672,557
Securities at fair value through profit or loss		39,736,655	1,852,680	728,518	1,120,791	2,716,677	3,774,694	49,930,015
Securities at fair value through other comprehensive income		57,317,802	—	—	40,145	30,195	2,111,220	59,499,362
Securities at amortized cost		1,214,108	2,015,590	1,704,574	2,098,374	17,491,024	32,951,459	57,475,129
Other financial assets		13,291,239	122,258	122,893	562,793	249,166	3,122,107	17,470,456

	~~W~~	166,121,242	42,670,989	50,257,451	80,063,706	124,645,298	112,866,344	576,625,030

Liabilities:
Deposits (*2)	~~W~~	149,773,324	31,415,213	38,077,790	61,746,589	14,972,484	3,590,916	299,576,316
Financial liabilities at fair value through profit or loss		1,558,186	1,096	12,095	17,997	48,609	—	1,637,983
Borrowings		15,314,322	3,690,803	3,608,178	4,028,183	5,244,109	3,002,243	34,887,838
Debt securities issued		5,367,601	4,370,308	4,876,333	8,945,916	49,804,651	6,467,621	79,832,430
Financial liabilities designated at fair value through profit or loss		487,743	110,965	678,041	1,651,198	5,414,944	1,066,565	9,409,456
Other financial liabilities		23,504,746	118,689	253,779	510,768	416,868	3,449,392	28,254,242

	~~W~~	196,005,922	39,707,074	47,506,216	76,900,651	75,901,665	17,576,737	453,598,265

Off balance (*4):
Finance guarantee contracts	~~W~~	4,698,558	—	—	—	—	—	4,698,558
Loan commitments and other		178,516,047	—	—	—	—	—	178,516,047

	~~W~~	183,214,605	—	—	—	—	—	183,214,605

Derivatives:
Derivatives	~~W~~	407,885	9,640	34,228	18,196	160,292	176,976	807,217

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	30,486,441	845,977	501,733	860,975	4,467	516,661	33,216,254
Due from banks at fair value through profit or loss		63,113	—	—	—	—	—	63,113
Loans at fair value through profit or loss		31,100	689,261	46,369	117,820	310,954	880,595	2,076,099
Loans at amortized cost		30,170,280	38,040,760	52,331,623	82,840,301	119,243,663	69,258,709	391,885,336
Securities at fair value through profit or loss		44,779,587	1,413,545	571,552	1,160,406	3,384,948	4,729,943	56,039,981
Securities at fair value through other comprehensive income		55,002,284	10,740	207	414	79,640	3,321,488	58,414,773
Securities at amortized cost		385,809	2,070,392	1,202,211	3,649,376	19,054,766	34,889,104	61,251,658
Other financial assets		15,451,455	102,714	138,116	287,473	231,608	1,571,561	17,782,927

	~~W~~	176,370,069	43,173,389	54,791,811	88,916,765	142,310,046	115,168,061	620,730,141

Liabilities:
Deposits (*2)	~~W~~	187,299,944	28,357,521	36,578,825	59,863,780	14,894,480	2,355,459	329,350,009
Financial liabilities at fair value through profit or loss		1,409,608	794	7,042	2,785	18,870	—	1,439,099
Borrowings		14,670,192	3,783,621	2,920,338	5,463,070	10,692,374	4,392,815	41,922,410
Debt securities issued		5,872,508	6,261,775	5,039,503	11,457,246	43,712,609	6,454,265	78,797,906
Financial liabilities designated at fair value through profit or loss		596,675	221,857	336,784	1,277,802	5,043,549	979,057	8,455,724
Other financial liabilities		29,128,836	97,138	151,655	542,221	643,043	75,813	30,638,706

	~~W~~	238,977,763	38,722,706	45,034,147	78,606,904	75,004,925	14,257,409	490,603,854

Off balance (*4):
Finance guarantee contracts	~~W~~	4,481,506	—	—	—	—	—	4,481,506
Loan commitments and other		187,536,416	—	—	19,900	—	—	187,556,316

	~~W~~	192,017,922	—	—	19,900	—	—	192,037,822

Derivatives:
Derivatives	~~W~~	419,951	29,829	75,483	149,274	103,770	101,072	879,379

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~116,282,706 million and ~~W~~148,725,197million as of December 31, 2019 and 2020 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Financial instruments held for trading measured at market price are included in the ‘Less than 1 month’ category.
(*4)

Financial guarantees such as financial guarantee contracts and loan commitments and other credit contributions provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

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

The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i) Financial instruments measured at fair value

i-1)	The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2019 and 2020 are as follows:

	2019
	Level 1		Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	—	66,870	830,655	897,525
Loan receivables measured at FVTPL		—	686,446	1,468,375	2,154,821
Financial assets at FVTPL:
Debt securities and other securities		6,304,161	33,145,583	8,951,398	48,401,142
Equity securities		890,714	195,395	511,831	1,597,940
Gold/silver deposits		111,715	—	—	111,715

		7,306,590	33,340,978	9,463,229	50,110,797

Derivative assets:
Trading		35,711	2,088,307	462,050	2,586,068
Hedging		—	240,430	2,776	243,206

		35,711	2,328,737	464,826	2,829,274

Securities measured at FVOCI:
Debt securities		16,892,704	41,645,124	35,266	58,573,094
Equity securities		183,107	—	624,852	807,959

		17,075,811	41,645,124	660,118	59,381,053

	~~W~~	24,418,112	78,068,155	12,887,203	115,373,470

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,164,697	—	—	1,164,697
Gold/silver deposits		467,760	—	—	467,760

		1,632,457	—	—	1,632,457

Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		—	897,967	8,511,489	9,409,456
Derivative liabilities:
Trading		46,854	1,834,930	119,220	2,001,004
Hedging		—	112,258	189,750	302,008

		46,854	1,947,188	308,970	2,303,012

	~~W~~	1,679,311	2,845,155	8,820,459	13,344,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	Level 1		Level 2	Level 3 (*3)	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	—	—	63,112	63,112
Loan receivables measured at FVTPL (*1)		—	708,111	1,308,690	2,016,801
Financial assets at FVTPL:
Debt securities and other securities (*2)		7,029,453	39,335,739	8,721,500	55,086,692
Equity securities		693,816	210,230	832,413	1,736,459
Gold/silver deposits		188,339	—	—	188,339

		7,911,608	39,545,969	9,553,913	57,011,490

Derivative assets:
Trading		125,339	4,623,218	408,855	5,157,412
Hedging		—	475,708	795	476,503

		125,339	5,098,926	409,650	5,633,915

Securities measured at FVOCI:
Debt securities		17,515,390	39,861,238	32,805	57,409,433
Equity securities		172,403	49,673	684,603	906,679

		17,687,793	39,910,911	717,408	58,316,112

	~~W~~	25,724,740	85,263,917	12,052,773	123,041,430

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	897,129	—	—	897,129
Gold/silver deposits		539,565	—	—	539,565

		1,436,694	—	—	1,436,694

Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities (*2)		—	314,220	8,141,504	8,455,724
Derivative liabilities:
Trading		161,628	4,431,080	87,356	4,680,064
Hedging		—	233,684	102,819	336,503

		161,628	4,664,764	190,175	5,016,567

	~~W~~	1,598,322	4,978,984	8,331,679	14,908,985

(*1)

Of the Financial assets at FVTPL invested by the Group, P-note’s valuation of amount related to Lime Asset Management is ~~W~~161.2 billion. As of December 31, 2020, in this regard, disputes between companies are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*2)

Financial instruments (Beneficiary certificates: ~~W~~211.7 billion and derivatives-combined securities: ~~W~~211.7 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2020. The Group estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3)

The valuation amount for the over-the-counter derivatives classified as Level 3 by Shinhan Investment Corp. are ~~W~~204,608 million in financial assets at FVTPL, ~~W~~8,141,504 million in financial liabilities designated at fair value through profit or loss, ~~W~~405,313 million in derivative assets, and ~~W~~83,269 million in derivative liabilities. The above level 3 over-the-counter derivatives measure fair value using the internal valuation model of Shinhan Investment Corp. The material unobservable inputs used for internal valuation models of Shinhan Investment Corps. are volatility of underlying assets and correlation.

i-2)	Classification of financial instruments as fair value level 3

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Financial asset at fair value through profit or loss		Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	7,122,565	550,505	(6,833,737)	(526,223)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		61,738	1,461	(826,594)	591,332
Recognized in other comprehensive income (loss) for the year		125,037	34,716	(13,654)	—

		186,775	36,177	(840,248)	591,332
Purchase		5,941,978	103,564	—	2,221
Issue		—	—	(8,821,680)	—
Settlement		(2,332,781)	(22,842)	7,984,176	88,312
Reclassification		—	(7,286)	—	—
Transfer to level3 (*2)		162,906	—	—	248
Transfer from level3 (*2)		(27,075)	—	—	(34)
Business combination		707,891	—	—	—

Ending balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	Financial asset at fair value through profit or loss		Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		(59,931)	(2,094)	(196,743)	136,386
Recognized in other comprehensive income (loss) for the year		69,819	(2,521)	(9,689)	—

		9,888	(4,615)	(206,432)	136,386
Purchase		4,461,802	61,919	—	1,171
Issue		—	—	(9,043,503)	—
Settlement		(5,231,666)	(14)	9,928,472	(74,584)
Reclassification (*3)		(377,641)	—	—	—
Transfer to level3 (*2)		358,123	—	(308,552)	625
Transfer from level3 (*2)		(57,513)	—	—	21
Business combination (Note 47)		463	—	—	—

Ending balance	~~W~~	10,925,715	717,408	(8,141,504)	219,475

(*1)

Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2019 and 2020 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2019
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	544,849	23,912
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(826,594)	(66,113)
Net gain (loss) on securities at fair value through other comprehensive income		1,461	1,191
Other operating expenses		108,221	109,547

	~~W~~	(172,063)	68,537

	2020
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	(8,304)	(180,419)
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(196,743)	189,885
Net gain (loss) on securities at fair value through other comprehensive income		(2,094)	(2,094)
Other operating expenses		84,759	19,495

	~~W~~	(122,382)	26,867

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*2)

The investment securities transferred to Level 3 as the availability of observable market data changed due to reasons such as suspension of trading, and the derivative instruments transferred to Level 3 as the availability of observable market data changed due to reasons such as changes in the valuation.

(*3)	It has been replaced by investment assets in associates.

i-3)	Valuation techniques and significant inputs not observable in markets

i-3-1)	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2019 and 2020 are as follows:

	2019
Type of financial instrument	Valuation technique	Carrying Value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	33,898,899	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		195,395	Price of underlying assets such as stocks, bonds

			34,094,294

Derivative assets
Trading	Option model, DCF		2,088,307	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			240,430

			2,328,737

Securities at fair value through other comprehensive income	DCF		41,645,124	Discount rate, growth rate and price of underlying assets such as stock, bonds

		~~W~~	78,068,155

Liabilities
Financial liabilities designated at fair value through profit or loss
Borrowings	DCF	~~W~~	897,967	Discount rate
Derivative liabilities
Trading	Option model, DCF		1,834,930	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			112,258

			1,947,188

		~~W~~	2,845,155

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
Type of financial instrument	Valuation technique	Carrying Value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	40,043,850	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		210,230	Price of underlying assets such as stocks, bonds, etc.

			40,254,080

Derivative assets
Trading	Option model, DCF		4,623,218	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			475,708

			5,098,926

Securities at fair value through other comprehensive income
Debt securities	DCF		39,861,238	Interest rate, discount rate and price of underlying assets such as stock, bonds, etc.
Equity securities	NAV		49,673

			39,910,911

		~~W~~	85,263,917

Liabilities
Financial liabilities designated at fair value through profit or loss
Complex financial instruments	DCF	~~W~~	314,220	Discount rate
Derivative liabilities
Trading	Option model, DCF		4,431,080	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			233,684

			4,664,764

		~~W~~	4,978,984

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

i-3-2)	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2019 and 2020 are as follows:

	2019
Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model (*1)	~~W~~	11,250,428	The volatility of the underlying asset, and Discount rate	0.00%~46.36% 1.14%~30.70%
Equity securities	DCF, NAV		511,831	The volatility of the underlying asset, Correlations, and Discount rate	1.00%~43.00% 5.00%~88.00% 5.06%~15.42%

			11,762,259

Derivative assets
Equity and foreign exchange related	Option model (*1)		145,011	The volatility of the underlying asset, and Correlations	1.51%~56.00% -42.00%~82.00%
Interest rates related	Option model (*1)		30,983	The volatility of the underlying asset, Regression coefficient, and Correlations	0.50%~0.67% 1.30%~1.57% 59.53%
Credit and commodity related	Option model (*1)		288,832	The volatility of the underlying asset, and Correlations	0.00%~39.00% 0.00%~93.00%

			464,826

Securities at fair value through other comprehensive income
Debt securities	DCF		35,266	Discount rate, and Growth rate	7.78%~19.32% 0.00%~2.00%
Equity securities	NAV		624,852

			660,118

		~~W~~	12,887,203

Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	8,511,489	The volatility of the underlying asset, and Correlations	0.00%~140.00% -46.00%~93.00%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		30,412	The volatility of the underlying asset, and Correlations	0.00%~140.00% 0.00%~78.00%
Interest rates related	Option model (*1)		213,170	The volatility of the underlying asset Regression coefficient, and Correlations	0.00%~55.00% 1.30%~2.77% 45.06%~90.34%
Credit and commodity related	Option model (*1)		65,388	The volatility of the underlying asset, and Correlations	0.00%~109.00% -46.00%~93.00%

			308,970

		~~W~~	8,820,459

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*2)

There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

	2020
Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model (*1), Comparable company analysis	~~W~~	10,093,302	The volatility of the underlying asset, Discount rate, and Correlations	5.06%~61.32% 0.35%~27.17% 0.00%~100.0%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		832,413	The volatility of the underlying asset, Discount rate, and Correlations	21.00%~40.00% 5.83%~16.87% 20.00%~79.00%

			10,925,715

Derivative assets
Equity and foreign exchange related	Option model (*1)		113,496	The volatility of the underlying asset, and Correlations	4.30%~127.00% -3.00%~82.00%
Interest rates related	Option model (*1)		23,112	The volatility of the underlying asset, Regression coefficient, and Correlations	0.47%~1.00% 0.30%~0.58% 26.00%~90.45%
Credit and commodity related	Option model (*1)		273,042	The volatility of the underlying asset, and Correlations	1.00%~40.00% -43.00%~92.00%

			409,650

Securities at fair value through other comprehensive income
Debt securities	DCF, NAV, Option model (*1), Comparable company analysis		32,805	The volatility of the underlying asset, Discount rate, and Growth rate	22.11% 0.05%~19.05% 0.00%~2.00%
Equity securities			684,603

			717,408

		~~W~~	12,052,773

Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	8,141,504	The volatility of the underlying asset, and Correlations	1.00%~127.00% -43.00%~92.00%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		25,525	The volatility of the underlying asset, and Correlations	4.30%~61.00% -3.00%~82.00%
Interest rates related	Option model (*1)		134,759	The volatility of the underlying asset, Regression coefficient, and Correlations	0.47%~40.00% 0.30%~0.63% 20.13%~90.34%
Credit and commodity related	Option model (*1)		29,891	The volatility of the underlying asset, and Correlations	1.00%~102.00% -43.00%~92.00%

			190,175

		~~W~~	8,331,679

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)

There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

i-4)	Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2019 and 2020.

	2019
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial asset at fair value through profit or loss	~~W~~	44,108	(23,618)
Derivative assets		24,792	(22,184)

Securities at fair value through other comprehensive income (*2)		36,258	(22,183)

	~~W~~	105,158	(67,985)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	55,224	(53,294)
Derivative liabilities		16,830	(22,535)

	~~W~~	72,054	(75,829)

	2020
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial asset at fair value through profit or loss	~~W~~	53,821	(48,547)
Derivative assets		23,011	(21,532)
Securities at fair value through other comprehensive income (*2)		26,817	(21,044)

	~~W~~	103,649	(91,123)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	72,042	(71,690)
Derivative liabilities		17,976	(18,368)

	~~W~~	90,018	(90,058)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

ii) Financial instruments measured at amortized cost

ii-1)	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.

Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value.

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Other financial assets and other financial liabilities	The carrying amounts are measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii-2)	The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2019 and 2020 are as follows:

	2019			2020
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Deposits measured at amortized cost	~~W~~	25,840,858	25,852,497	31,605,262	31,607,122
Loans measured at amortized cost
Retails		134,510,282	135,620,862	146,843,366	147,634,589
Corporations		159,560,873	160,818,205	177,046,416	178,420,230
Public and other funding loans		3,427,855	3,446,485	4,021,926	4,048,167
Loans between banks		2,629,999	2,644,603	5,487,147	5,495,236
Credit card		23,115,970	23,489,180	22,822,664	23,220,987

		323,244,979	326,019,335	356,221,519	358,819,209

Securities measured at amortized cost
Government bonds		30,385,084	32,242,339	31,816,320	33,391,597
Financial institution bonds		4,770,204	4,882,081	3,835,577	3,987,172
Corporation bonds		10,426,777	10,878,059	11,630,726	12,075,175

		45,582,065	48,002,479	47,282,623	49,453,944

Other financial assets		17,477,778	17,493,331	20,341,191	20,359,778

	~~W~~	412,145,680	417,367,642	455,450,595	460,240,053

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	116,282,707	116,282,707	148,725,197	148,725,197
Time deposits		158,427,447	158,478,949	157,833,891	157,936,969
Certificate of deposit		9,707,791	9,714,806	5,946,704	5,965,139
Issued bill deposit		4,579,587	4,579,425	6,226,937	6,226,855
CMA deposits		3,987,372	3,987,372	4,006,319	4,006,319
Other		1,889,352	1,889,700	3,677,820	3,678,316

		294,874,256	294,932,959	326,416,868	326,538,795

Borrowing debts:
Call-money		712,247	712,247	1,760,042	1,760,042
Bills sold		19,070	19,035	10,706	10,696
Bonds sold under repurchase agreements		9,089,736	9,089,736	11,065,584	11,065,584
Borrowings		25,042,103	25,205,292	28,757,732	28,863,015

		34,863,156	35,026,310	41,594,064	41,699,337

Debts:
Borrowings in Korean won		64,717,212	65,322,413	64,083,920	64,842,258
Borrowings in foreign currency		10,646,152	10,783,027	11,050,474	11,262,332

		75,363,364	76,105,440	75,134,394	76,104,590

Other financial liabilities		28,231,911	27,949,306	34,129,626	34,136,128

	~~W~~	433,332,687	434,014,015	477,274,952	478,478,850

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii-3)

The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2019 and 2020 are as follows:

	2019
	Level 1		Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	3,133,425	22,149,706	569,366	25,852,497
Loans measured at amortized cost
Retails		—	—	135,620,862	135,620,862
Corporations		108	—	160,818,097	160,818,205
Public and other funding loans		—	—	3,446,485	3,446,485
Loans between banks		—	960,827	1,683,776	2,644,603
Credit card		—	—	23,489,180	23,489,180

		108	960,827	325,058,400	326,019,335

Securities measured at amortized cost:
Government bonds		20,524,820	11,717,519	—	32,242,339
Financial institution bonds		2,252,484	2,629,597	—	4,882,081
Debentures		—	10,792,000	86,059	10,878,059

		22,777,304	25,139,116	86,059	48,002,479

Other financial assets		526,813	10,813,821	6,152,697	17,493,331

	~~W~~	26,437,650	59,063,470	331,866,522	417,367,642

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	1,053,963	115,216,336	12,408	116,282,707
Time deposits		—	—	158,478,949	158,478,949
Certificate of deposit		—	—	9,714,806	9,714,806
Issued bill deposit		—	—	4,579,425	4,579,425
CMA deposits		—	3,987,372	—	3,987,372
Other		1,747,509	—	142,191	1,889,700

		2,801,472	119,203,708	172,927,779	294,932,959

Borrowing debts:
Call-money		174,000	538,247	—	712,247
Bills sold		—	—	19,035	19,035
Bonds sold under repurchase agreements		6,734,162	—	2,355,574	9,089,736
Borrowings		—	—	25,205,292	25,205,292

		6,908,162	538,247	27,579,901	35,026,310

Debts:
Borrowings in won		—	43,747,553	21,574,860	65,322,413
Borrowings in foreign currency		—	7,535,065	3,247,962	10,783,027

		—	51,282,618	24,822,822	76,105,440

Other financial liabilities		526,685	7,932,723	19,489,898	27,949,306

	~~W~~	10,236,319	178,957,296	244,820,400	434,014,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	Level 1		Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	779,759	29,957,444	869,919	31,607,122
Loans measured at amortized cost
Retails		—	—	147,634,589	147,634,589
Corporations		—	—	178,420,230	178,420,230
Public and other funding loans		—	—	4,048,167	4,048,167
Loans between banks		—	2,187,270	3,307,966	5,495,236
Credit card		—	—	23,220,987	23,220,987

		—	2,187,270	356,631,939	358,819,209

Securities measured at amortized cost:
Government bonds		22,130,487	11,261,110	—	33,391,597
Financial institution bonds		1,070,220	2,916,952	—	3,987,172
Debentures		—	11,994,724	80,451	12,075,175

		23,200,707	26,172,786	80,451	49,453,944

Other financial assets		—	8,661,345	11,698,433	20,359,778

	~~W~~	23,980,466	66,978,845	369,280,742	460,240,053

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	—	148,725,197	—	148,725,197
Time deposits		—	—	157,936,969	157,936,969
Certificate of deposit		—	—	5,965,139	5,965,139
Issued bill deposit		—	—	6,226,855	6,226,855
CMA deposits		—	4,006,319	—	4,006,319
Other		—	3,534,696	143,620	3,678,316

		—	156,266,212	170,272,583	326,538,795

Borrowing debts:
Call-money		—	1,760,042	—	1,760,042
Bills sold		—	—	10,696	10,696
Bonds sold under repurchase agreements		95,400	—	10,970,184	11,065,584
Borrowings		—	8,500	28,854,515	28,863,015

		95,400	1,768,542	39,835,395	41,699,337

Debts:
Borrowings in won		—	35,740,750	29,101,508	64,842,258
Borrowings in foreign currency		—	7,944,242	3,318,090	11,262,332

		—	43,684,992	32,419,598	76,104,590

Other financial liabilities		—	10,383,020	23,753,108	34,136,128

	~~W~~	95,400	212,102,766	266,280,684	478,478,850

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

ii-4)

Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2019 and 2020, are as follows:

	2019
	Fair value (*)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Due from banks measured at amortized cost	~~W~~	22,149,706	DCF	Discount rate
Loans measured at amortized cost		960,827	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		25,139,116	DCF	Discount rate
Other financial assets		10,813,821	DCF	Discount rate
Financial instruments classified as level 3:
Assets
Due from banks measured at amortized cost		569,366	DCF	Discount rate
Loans measured at amortized cost		325,058,400	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		86,059	DCF	Discount rate
Other financial assets		6,152,697	DCF	Discount rate

	~~W~~	390,929,992

Financial instruments classified as level 2:
Liabilities
Deposits	~~W~~	119,203,708	DCF	Discount rate
Borrowings		538,247	DCF	Discount rate
Debt securities issued		51,282,618	DCF	Discount rate
Other financial liabilities		7,932,723	DCF	Discount rate
Financial instruments classified as level 3:
Liabilities
Deposits		172,927,779	DCF	Discount rate
Borrowings		27,579,901	DCF	Discount rate
Debt securities issued		24,822,822	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		19,489,898	DCF	Discount rate

	~~W~~	423,777,696

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	Fair value (*)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Due from banks measured at amortized cost	~~W~~	29,957,444	DCF	Discount rate
Loans measured at amortized cost		2,187,270	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		26,172,786	DCF	Discount rate
Other financial assets		8,661,345	DCF	Discount rate
Financial instruments classified as level 3:
Assets
Due from banks measured at amortized cost		869,919	DCF	Discount rate
Loans measured at amortized cost		356,631,939	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		80,451	DCF	Discount rate
Other financial assets		11,698,433	DCF	Discount rate

	~~W~~	436,259,587

Financial instruments classified as level 2:
Liabilities
Deposits	~~W~~	156,266,212	DCF	Discount rate
Borrowings		1,768,542	DCF	Discount rate
Debt securities issued		43,684,992	DCF	Discount rate
Other financial liabilities		10,383,020	DCF	Discount rate
Financial instruments classified as level 3:
Liabilities
Deposits		170,272,583	DCF	Discount rate
Borrowings		39,835,395	DCF	Discount rate
Debt securities issued		32,419,598	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		23,753,108	DCF	Discount rate

	~~W~~	478,383,450

(*)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

iii) Changes in gains or losses on valuation at the transaction date for the years ended December 31, 2019 and 2020, are as follows:

	2019		2020
Beginning balance	~~W~~	(126,111)	(172,859)
New transactions		(178,223)	(347,030)
Recognized in profit for the year		131,475	227,290

Ending balance	~~W~~	(172,859)	(292,599)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2019 and 2020 are as follows:

	2019
	FVTPL		FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	28,423,744	—	28,423,744
Due from banks at fair value through profit or loss		897,525	—	—	—	897,525
Securities at fair value through profit or loss		50,110,797	—	—	—	50,110,797
Derivatives assets		2,586,068	—	—	243,206	2,829,274
Loans at fair value through profit or loss		2,154,821	—	—	—	2,154,821
Loans at amortized cost		—	—	323,244,979	—	323,244,979
Securities at fair value through other comprehensive income		—	59,381,053	—	—	59,381,053
Securities at amortized cost		—	—	45,582,065	—	45,582,065
Others		—	—	17,477,778	—	17,477,778

	~~W~~	55,749,211	59,381,053	414,728,566	243,206	530,102,036

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2019
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	294,874,256	—	294,874,256
Financial liabilities at fair value through profit or loss		1,632,457	—	—	—	1,632,457
Financial liabilities designated at FVTPL		—	9,409,456	—	—	9,409,456
Derivatives liabilities		2,001,004	—	—	302,008	2,303,012
Borrowings		—	—	34,863,156	—	34,863,156
Debt securities issued		—	—	75,363,364	—	75,363,364
Others		—	—	28,231,911	—	28,231,911

	~~W~~	3,633,461	9,409,456	433,332,687	302,008	446,677,612

	2020
	FVTPL		FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	33,410,542	—	33,410,542
Due from banks at fair value through profit or loss		63,112	—	—	—	63,112
Securities at fair value through profit or loss		57,011,490	—	—	—	57,011,490
Derivatives assets		5,157,412	—	—	476,503	5,633,915
Loans at fair value through profit or loss		2,016,801	—	—	—	2,016,801
Loans at amortized cost		—	—	356,221,519	—	356,221,519
Securities at fair value through other comprehensive income		—	58,316,112	—	—	58,316,112
Securities at amortized cost		—	—	47,282,623	—	47,282,623
Others		—	—	20,341,191	—	20,341,191

	~~W~~64,248,815		58,316,112	457,255,875	476,503	580,297,305

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	326,416,868	—	326,416,868
Financial liabilities at fair value through profit or loss		1,436,694	—	—	—	1,436,694
Financial liabilities designated at FVTPL		—	8,455,724	—	—	8,455,724
Derivatives liabilities		4,680,064	—	—	336,503	5,016,567
Borrowings		—	—	41,594,064	—	41,594,064
Debt securities issued		—	—	75,134,394	—	75,134,394
Others		—	—	34,129,626	—	34,129,626

	~~W~~6,116,758		8,455,724	477,274,952	336,503	492,183,937

(g)	Transfer of financial instruments

i) Transfers that do not qualify for derecognition

① Sale of repurchase bonds

Among the Group’s sale of repurchase bonds, followings are the details of financial instruments that do not qualify for derecognition because the Group sold under repurchase agreement at a fixed price as of December 31, 2019 and 2020:

	2019		2020
Transferred asset:
Securities at FVTPL	~~W~~	7,924,953	8,915,488
Securities at FVOCI		1,867,470	1,638,651
Securities at amortized cost		818,470	205,639

	~~W~~	10,610,893	10,759,778

Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	8,717,336	11,075,004

② Securities loaned

If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Therefore, the Group continues to recognize the entire securities loaned as it holds most of the risks and compensation of the securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

Securities loaned as of December 31, 2019 and 2020 are as follows:

	2019		2020	Borrowers
Government bonds	~~W~~	3,951,869	3,213,719	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		460,052	220,324	Korea Securities Finance Corp., Korea Securities Depository
Equity securities		30,242	99,670	Korea Securities Finance Corp.

	~~W~~4,442,163		3,533,713

ii) Financial instruments qualified for derecognition and continued involvement

There is no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2019 and 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2019 and 2020 are as follows:

	2019
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	2,694,236	—	2,694,236	8,090,372	263,541	1,645,802
Other financial instruments (*1)		8,624,844	1,319,365	7,305,479
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		11,828,135	—	11,828,135	11,051,075	—	777,060
Securities loaned (*2)		1,927,674	—	1,927,674	1,927,674	—	—
Domestic exchange settlement debit (*3)		31,814,310	27,008,189	4,806,121	526,653	—	4,279,468
Receivables from disposal of securities (*4)		25,808	1,134	24,674	—	—	24,674
Insurance receivables		10,353	—	10,353	8,008	—	2,345

	~~W~~ 56,925,360		28,328,688	28,596,672	21,603,782	263,541	6,729,349

Liabilities:
Derivatives (*1)	~~W~~	12,803,450	—	12,803,450	8,279,924	11,693	10,704,107
Other financial instruments (*1)		7,511,639	1,319,365	6,192,274
Bonds purchased under repurchase agreements (*2)		8,717,336	—	8,717,336	8,717,336	—	—
Securities borrowed (*2)		1,135,614	—	1,135,614	1,135,614	—	—
Domestic exchange settlement pending (*3)		28,936,661	27,008,189	1,928,472	1,857,152	—	71,320
Payable from purchase of securities (*4)		1,607	1,134	473	473	—	—
Insurance payables		8,202	—	8,202	8,008	—	194

	~~W~~	59,114,509	28,328,688	30,785,821	19,998,507	11,693	10,775,621

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

	2020
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	5,361,225	—	5,361,225	4,448,496	314,328	12,129,369
Other financial instruments (*1)		18,033,663	6,502,695	11,530,968
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		13,694,305	—	13,694,305	13,185,633	—	508,672
Securities loaned (*2)		1,202,494	—	1,202,494	1,202,494	—	—
Domestic exchange settlement debit (*3)		29,911,693	25,785,507	4,126,186	116,290	—	4,009,896
Receivables from disposal of securities (*4)		29,341	3,140	26,201	—	—	26,201
Insurance receivables		8,374	—	8,374	5,526	—	2,848

	~~W~~	68,241,095	32,291,342	35,949,753	18,958,439	314,328	16,676,986

Liabilities:
Derivatives (*1)	~~W~~	13,153,952	—	13,153,952	5,490,974	1,000	18,500,005
Other financial instruments (*1)		17,340,722	6,502,695	10,838,027
Bonds purchased under repurchase agreements (*2)		11,065,584	—	11,065,584	10,260,684	—	804,900
Securities borrowed (*2)		897,129	—	897,129	897,129	—	—
Domestic exchange settlement pending (*3)		31,605,249	25,785,507	5,819,742	4,099,248	—	1,720,494
Payable from purchase of securities (*4)		3,148	3,140	8	8	—	—
Insurance payables		5,742	—	5,742	5,526	—	216

	~~W~~	74,071,526	32,291,342	41,780,184	20,753,569	1,000	21,025,615

(*1)

The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off. At the time of termination, the parties to the transaction will offset the amount of payment or payment to each other, and one party will pay the other party a single amount will be paid to the other party.

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

(*4)

It is an account that deals with bonds and liabilities based on the settlement of listed stocks traded in the market. The Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. Therefore, the net amount is presented in the consolidated statement of financial position. The offset amount of related bonds and liabilities based on the settlement of over-the-counter derivatives in-house payment by Central Clearing System is included.

(*5)

As of December 31, 2019, the total amount of financial liabilities includes ~~W~~ 9,409,456 million (~~W~~ 8,455,724 million as of December 31, 2020) of ELS (equity-linked securities) products and of DLS (derivative-linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of ~~W~~ 122,129 million (~~W~~ 1,087,349 million as of December 31, 2020) are included in the related instruments not offset in the statement of financial position. The total amount of financial liabilities recognized as of December 31, 2020 is ~~W~~ 693,017 million for transactions with the other party with collective offset contracts or similar arrangements.

(i)	Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and domestic system-critical banks (D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of December 31, 2020, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

Basel III capital ratio is the concept of ‘International Agreement on the Measurement and Standards of Equity Capital’ of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as ‘(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets’.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

4.	Financial risk management (continued)

The capital ratio of the Group based on Basel III is as of December 31, 2019 and 2020 are as follows:

	2019		2020
Capital:
Tier I common equity capital	~~W~~	28,561,568	32,461,864
Additional tier 1 capital		3,138,262	3,805,372

Tier I capital		31,699,830	36,267,236
Tier II capital		4,014,740	3,441,841

Total capital (A)	~~W~~	35,714,570	39,709,077

Total risk-weighted assets (B)	~~W~~	256,891,664	252,321,426
Capital adequacy ratio (A/B)		13.90%	15.74%
Tier I capital adequacy ratio		12.34%	14.37%
Common stock ratio		11.12%	12.87%

(*)	As of December 31, 2020, the Group has maintained an appropriate consolidated equity capital ratio according to the BIS equity capital regulation.

5.	Significant estimates and judgments

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimation of impairment of goodwill

The Group reviews the goodwill annually in accordance with the accounting policy in Note 3. The recoverable amount of the cash-generating unit (group) is determined based on the value-in-use calculation. These calculations are based on estimates.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

5.	Significant estimates and judgments (continued)

(c)	Fair value of financial instruments

The fair values of financial instruments (e.g. over-the-counter derivatives) which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

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

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The assumptions used to determine the net cost (profit) of an annuity include a discount rate, and these changes will affect the carrying amount of the defined benefit obligation. The Group is deciding the appropriate discount rate for each half year. The discount rate represents the interest rate that should be used to determine the present value of the estimated future cash outflow expected to occur in settlement of the defined benefit obligation. The Group determines the appropriate discount rate by considering the interest rate of blue-chip corporate bonds that are denominated in the currency in which the pension is paid and have a maturity similar to the period of the associated defined benefit obligation. Other significant assumptions related to defined benefit obligations are based on current market situations.

(f)	Hedging relationship

The Group expects a high risk hedging effect throughout the hedging period in designating the hedging relationship and it is probable that the hedged transaction will be highly probable in the cash flow hedge.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries

(a)	The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2019 and 2020 is as follows:

	2019				2020
Investees(*1)(*2)	Asset balance		Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group (separate)	~~W~~	32,261,322	9,795,896	22,465,426	35,483,914	10,426,817	25,057,097
Shinhan Bank		392,723,044	366,629,929	26,093,115	427,675,103	400,009,589	27,665,514
Shinhan Card Co., Ltd.		32,917,910	26,769,044	6,148,866	34,885,223	28,465,675	6,419,548
Shinhan Investment Corp.		37,375,487	33,138,930	4,236,557	46,632,433	42,258,341	4,374,092
Shinhan Life Insurance Co., Ltd.		34,133,649	32,062,490	2,071,159	36,777,496	34,232,052	2,545,444
Orange Life Insurance Co., Ltd.		32,841,359	29,654,711	3,186,648	33,813,587	30,574,073	3,239,514
Shinhan Capital Co., Ltd.		7,566,428	6,612,519	953,909	8,901,349	7,710,010	1,191,339
Jeju Bank		6,192,927	5,695,223	497,704	6,531,838	6,022,397	509,441
Shinhan Credit Information Co., Ltd.		25,292	10,044	15,248	27,806	10,826	16,980
Shinhan Alternative Investment Management Inc.		87,694	75,665	12,029	87,053	71,591	15,462
Shinhan BNP Paribas Asset Management Co., Ltd.		184,203	19,678	164,525	191,127	20,530	170,597
SHC Management Co., Ltd.		9,639	—	9,639	9,644	—	9,644
Shinhan DS		89,141	67,954	21,187	95,150	70,916	24,234
Shinhan Savings Bank		1,602,902	1,418,317	184,585	1,842,231	1,635,433	206,798
Asia Trust Co., Ltd.		172,793	43,933	128,860	259,899	85,274	174,625
Shinhan AITAS Co., Ltd.		77,086	10,962	66,124	87,378	12,159	75,219
Shinhan REITs Management Co., Ltd.		45,832	5,619	40,213	52,555	8,582	43,973
Shinhan AI Co., Ltd.		42,402	1,674	40,728	42,903	1,890	41,013
Neoplux Co., Ltd.		—	—	—	72,550	12,697	59,853

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)

Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries (continued)

(b)	The summarized income information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2018, 2019 and 2020 is as follows:

	2018				2019			2020
Investees(*1)(*2)	Operating Income		Net Income	Comprehensive Income	Operating Income	Net Income	Comprehensive Income	Operating Income	Net Income	Comprehensive Income
Shinhan Financial Group (separate)	~~W~~	1,519,197	1,234,883	1,234,044	1,480,030	1,129,173	1,127,202	1,718,407	1,274,443	1,274,892
Shinhan Bank		19,731,711	2,279,362	2,333,266	23,145,476	2,329,268	2,527,665	25,049,392	2,078,232	1,911,575
Shinhan Card Co., Ltd.		3,752,232	517,761	477,135	3,892,257	509,032	486,114	4,091,178	606,554	599,451
Shinhan Investment Corp.		5,279,567	251,268	269,058	6,139,926	220,764	225,963	9,290,965	154,531	147,210
Shinhan Life Insurance Co., Ltd.		5,633,679	131,021	150,997	5,413,175	123,870	326,783	5,405,933	177,834	227,596
Orange Life Insurance Co., Ltd. (*3)		—	—	—	4,662,085	271,455	433,510	4,456,340	279,282	132,425
Shinhan Capital Co., Ltd.		439,031	103,400	100,317	455,246	126,050	123,032	626,455	160,583	162,134
Jeju Bank		224,766	27,446	30,579	239,732	27,934	30,519	214,615	17,521	16,557
Shinhan Credit Information Co., Ltd.		37,616	1,392	985	38,648	507	658	42,658	1,493	1,650
Shinhan Alternative Investment Management Inc.		21,590	(780)	(780)	32,401	2,144	2,144	17,219	3,433	3,433
Shinhan BNP Paribas Asset Management Co., Ltd.		78,378	18,868	18,980	84,256	23,090	22,655	88,870	26,663	26,663
SHC Management Co., Ltd.		140	309	309	154	82	82	70	5	5
Shinhan DS		99,279	1,314	1,525	138,697	2,074	1,292	164,327	1,862	2,845
Shinhan Savings Bank		94,636	19,384	18,919	116,849	23,122	22,972	123,590	26,953	26,888
Asia Trust Co., Ltd. (*3)		—	—	—	54,920	18,098	18,128	102,816	45,791	45,765
Shinhan AITAS Co., Ltd.		44,729	8,461	8,461	51,823	10,821	10,821	58,599	13,020	12,954
Shinhan REITs Management Co., Ltd.		7,386	3,564	3,552	7,342	7,414	7,411	12,176	3,764	3,764
Shinhan AI Co., Ltd.		—	—	—	3,088	(654)	(654)	10,246	304	284
Neoplux Co., Ltd. (*3)		—	—	—	—	—	—	3,500	(1,146)	(1,015)

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)

Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3)	For the acquired company, the amount is from the consolidated statements of comprehensive income for the period after the acquisition point.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

6.	Investment in subsidiaries (continued)

(c)	Change in the scope of consolidation

i) Change in consolidated subsidiaries for the year ended December 31, 2019 are as follows:

	Company	Description
Included	Orange Life Insurance Co., Ltd.	Newly acquired subsidiary
	Asia Trust Co., Ltd.	Newly acquired subsidiary
	Shinhan Vietnam Finance Co.,Ltd	Newly acquired subsidiary
	Shinhan AI Co., Ltd.	Newly invested subsidiary

(*)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

ii) Change in consolidated subsidiaries for the year ended December 31, 2020 are as follows:

	Company	Description
Included	Neoplux Co., Ltd.	Newly acquired subsidiary
Included	SBJDNX	Newly invested subsidiary
Included	Shinhan Financial Plus	Newly invested subsidiary
Excluded	Shinhan Asia Ltd.	Liquidation

(*)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

7.	Operating segments

(a)	Segment information

The	general descriptions by operating segments as of December 31, 2020 are as follows:

Segment	Description
Banking	Credit to customers, lending to and receiving deposits from customers, and their accompanying work

Credit card	Sales of credit cards, cash services, card loan services and their accompanying work

Securities	Securities trading, consignment trading, underwriting and their accompanying work

Life insurance	Life insurance business and its accompanying work

Others	Business segments that do not belong to the above segments, such as leasing, rental, collection of bonds, assets management and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

(b)	The following tables provide information of income and expense for each operating segment for the years ended December 31, 2018, 2019 and 2020:

	2018
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,707,813	1,583,100	429,095	761,742	95,618	2,721	8,580,089
Net fees and commission income		850,646	433,043	388,944	69,780	198,828	(2,244)	1,938,997
Reversal of (provision for) ACL		(250,134)	(466,447)	(9,226)	(13,400)	(10,238)	1,568	(747,877)
General and administrative expenses		(3,098,629)	(751,580)	(493,906)	(227,740)	(263,046)	93,326	(4,741,575)
Other income (expense), net		(163,104)	74,954	17,963	(409,151)	80,857	(131,739)	(530,220)
Operating income (expense)		3,046,592	873,070	332,870	181,231	102,019	(36,368)	4,499,414
Equity method income (loss)		(977)	—	15,228	(1,026)	6,909	(2,646)	17,488
Income tax expense		832,494	225,837	95,438	50,429	59,556	4,591	1,268,345

Profit for the year	~~W~~	2,195,263	629,307	251,268	131,021	49,168	(57,762)	3,198,265

Controlling interest	~~W~~	2,194,950	630,993	251,265	131,021	49,168	(100,675)	3,156,722
Non-controlling interests		313	(1,686)	3	—	—	42,913	41,543

	2019
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,989,462	1,753,966	457,852	1,647,795	127,564	(238,675)	9,737,964
Net fees and commission income		950,389	403,259	351,303	167,324	272,244	(4,000)	2,140,519
Reversal of (provision for) allowance for credit loss (“ACL”)		(389,004)	(566,415)	1,325	(797)	(25,030)	(771)	(980,692)
General and administrative expenses		(3,177,158)	(745,848)	(511,418)	(443,013)	(335,090)	77,853	(5,134,674)
Other income (expense), net		(211,882)	(33,204)	(59,006)	(786,103)	129,272	244,056	(716,867)
Operating income		3,161,807	811,758	240,056	585,206	168,960	78,463	5,046,250
Equity method income (loss)		(764)	—	18,163	(1,296)	12,265	24,919	53,287
Income tax expense		718,650	205,863	68,311	187,608	73,213	15,479	1,269,124

Profit for the year	~~W~~	2,256,652	609,582	220,764	395,325	100,259	59,802	3,642,384

Controlling interest	~~W~~	2,256,576	609,350	220,850	395,325	100,259	(178,863)	3,403,497
Non-controlling interests		76	232	(86)	—	—	238,665	238,887

	2020
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	6,037,632	1,755,039	517,044	1,608,953	166,622	(202,590)	9,882,700
Net fees and commission income		822,408	483,486	544,183	162,284	368,350	2,222	2,382,933
Reversal of (provision for) allowance for credit loss (“ACL”)		(690,084)	(483,883)	(111,796)	(12,236)	(85,951)	1,771	(1,382,179)
General and administrative expenses		(3,237,641)	(698,796)	(565,485)	(463,439)	(372,591)	125,479	(5,212,473)
Other income (expense), net		(130,488)	(169,304)	(11,348)	(727,530)	260,873	36,552	(741,245)
Operating income		2,801,827	886,542	372,598	568,032	337,303	(36,566)	4,929,736
Equity method income (loss)		(811)	—	37,760	(1,244)	29,644	94,184	159,533
Income tax expense		673,972	251,357	48,464	156,698	94,094	31,210	1,255,795

Profit for the year	~~W~~	1,999,002	703,305	154,531	457,116	273,575	(89,453)	3,498,076

Controlling interest	~~W~~	1,998,563	703,204	154,772	457,116	273,575	(172,635)	3,414,595
Non-controlling interests		439	101	(241)	—	—	83,182	83,481

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

(c)	Interest gains and losses from segment external customers and cross-sector interest gains and losses for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	5,714,568	1,602,849	423,156	762,978	76,538	—	8,580,089
Internal transactions		(6,755)	(19,749)	5,939	(1,236)	19,080	2,721	—

	~~W~~	5,707,813	1,583,100	429,095	761,742	95,618	2,721	8,580,089

	2019
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	5,995,097	1,781,266	450,268	1,647,988	103,161	(239,816)	9,737,964
Internal transactions		(5,635)	(27,300)	7,584	(193)	24,403	1,141	—

	~~W~~	5,989,462	1,753,966	457,852	1,647,795	127,564	(238,675)	9,737,964

	2020
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	6,037,205	1,809,149	526,167	1,605,575	114,290	(209,686)	9,882,700
Internal transactions		427	(54,110)	(9,123)	3,378	52,332	7,096	—

	~~W~~	6,037,632	1,755,039	517,044	1,608,953	166,622	(202,590)	9,882,700

(*)	Consolidated adjustment to net interest income from external customers is from the securities and others which were measured in fair values as a part of business combination accounting.

(d)	The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2018, 2019 and 2020.

	2018
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	872,631	464,342	400,227	77,145	124,652	—	1,938,997
Internal transactions		(21,985)	(31,299)	(11,283)	(7,365)	74,176	(2,244)	—

	~~W~~	850,646	433,043	388,944	69,780	198,828	(2,244)	1,938,997

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

7.	Operating segments (continued)

	2019
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	974,636	436,523	361,526	175,171	192,663	—	2,140,519
Internal transactions		(24,247)	(33,264)	(10,223)	(7,847)	79,581	(4,000)	—

	~~W~~	950,389	403,259	351,303	167,324	272,244	(4,000)	2,140,519

	2020
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	859,225	531,394	553,308	173,865	265,141	—	2,382,933
Internal transactions		(36,817)	(47,908)	(9,125)	(11,581)	103,209	2,222	—

	~~W~~	822,408	483,486	544,183	162,284	368,350	2,222	2,382,933

(e)	Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2018, 2019 and 2020.

	2018		2019	2020
Domestic	~~W~~	4,023,916	4,378,239	4,436,252
Overseas		475,498	668,011	493,484

	~~W~~	4,499,414	5,046,250	4,929,736

The following table provides information of non-current assets by geographical area as of December 31, 2019 and 2020.

	2019		2020
Domestic	~~W~~	9,816,600	9,734,468
Overseas		314,052	351,083

	~~W~~	10,130,652	10,085,551

(*)	Non-current assets comprise property and equipment, intangible assets and investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

8.	Cash and due from banks at amortized cost

(a)	Cash and due from banks at amortized cost as of December 31, 2019 and 2020 are as follows:

	2019		2020
Cash and cash equivalents
Cash	~~W~~	2,573,579	1,782,301
Cash equivalents		9,307	22,979

	2,582,886		1,805,280

Deposits denominated in Korean won:
Reserve deposits		13,840,988	16,957,521
Time deposits		1,413,964	950,624
Other		1,890,541	3,953,337

	17,145,493		21,861,482

Deposits denominated in foreign currency:
Deposits		5,616,049	5,576,206
Time deposits		2,393,885	2,721,849
Other		697,505	1,455,732

	8,707,439		9,753,787

Allowance for credit losses		(12,074)	(10,007)

	~~W~~ 28,423,744		33,410,542

(b)	Restricted due from banks at amortized cost as of December 31, 2019 and 2020 are as follows:

	2019		2020	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	13,840,988	16,957,521	Article 55 of the Bank of Korea Act
Other		1,081,698	2,390,761	Article 28 and 70 of the Bank of Korea Act, Article 74 of the Capital Markets and Financial Investment Business Act, etc.

		14,922,686	19,348,282

Deposits denominated in foreign currency		1,584,239	2,621,129	Articles of the Bank of Korea Act, New York State Banking Act, derivatives, etc.

	~~W~~	16,506,925	21,969,411

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

9.	Financial assets at fair value through profit or loss

(a)	Financial assets at fair value through profit or loss as of December 31, 2019 and 2020 are as follows:

	2019		2020
Debt instruments:
Governments	~~W~~	2,873,419	4,248,448
Financial institutions		12,711,074	13,997,922
Corporations		8,541,514	9,356,842
Stocks with put option		598,858	583,590
Equity investment with put option		1,458,933	1,860,195
Beneficiary certificates		10,678,620	12,451,709
Commercial papers		5,160,063	6,369,854
CMA		3,723,401	2,806,485
Others (*)		2,655,260	3,411,647

		48,401,142	55,086,692

Equity instruments:
Stocks		1,488,743	1,627,020
Equity investment		—	1,697
Others		109,197	107,742

		1,597,940	1,736,459

	~~W~~	49,999,082	56,823,151

Other:
Loans at fair value	~~W~~	2,154,821	2,016,801
Due from banks at fair value		897,525	63,112
Gold/silver deposits		111,715	188,339

	~~W~~	53,163,143	59,091,403

(*)	As of December 31, 2019 and 2020, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 1,103,050 million and ~~W~~ 1,907,210 million, respectively.

(b)	Financial assets to which overlay approach are applied in accordance with IFRS 9 ‘Financial Instruments’ and IFRS 4 ‘Insurance Contracts’ as of December 31, 2019 and 2020 are as follows:

	2019		2020
Due from banks at fair value through profit or loss	~~W~~	897,525	63,112
Securities at fair value through profit or loss		5,139,380	4,865,908

	~~W~~	6,036,905	4,929,020

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

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach as of and for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Profit or loss			Other comprehensive income
	By IFRS 9		By IAS 39	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	150,865	(74,586)	225,451	(50,042)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		65,627	43,493	22,134	(4,672)

	~~W~~	216,492	(31,093)	247,585	(54,714)

	2020
	Profit or loss			Other comprehensive income (*)
	By IFRS 9		By IAS 39	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	123,808	(21,488)	145,301	(39,140)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		53,806	62,926	(9,120)	4,086
Net gain (loss) on foreign currency conversion of financial assets at fair value through profit or loss		74	—	74	(20)

	~~W~~	177,688	41,438	136,255	(35,074)

(*)	The amount of the policyholders equity adjustment for the reclassification of other comprehensive income is ~~W~~(10,883) million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives

(a) The notional amounts of derivatives outstanding as of December 31, 2019 and 2020 are as follows:

	2019		2020
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	137,383,704	117,566,233
Currency swaps		40,826,444	33,562,251
Currency options		2,758,801	2,501,983

		180,968,949	153,630,467

Exchange traded:
Currency futures		1,045,138	1,102,534

		182,014,087	154,733,001

Interest rates related:
Over the counter:
Interest rate swaps		37,801,528	36,205,843
Interest rate options		286,000	324,238

		38,087,528	36,530,081

Exchange traded:
Interest rate futures		2,455,450	2,465,374
Interest rate swaps (*)		65,868,540	68,475,400

		68,323,990	70,940,774

		106,411,518	107,470,855

Credit related:
Over the counter:
Credit swaps		5,404,257	4,536,626
Equity related:
Over the counter:
Equity swaps and forwards		4,255,831	2,628,661
Equity options		864,038	508,686

		5,119,869	3,137,347

Exchange traded:
Equity futures		876,220	1,638,126
Equity options		4,039,226	4,277,882

		4,915,446	5,916,008

		10,035,315	9,053,355

Commodity related:
Over the counter:
Commodity swaps and forwards		758,533	537,351
Exchange traded:
Commodity futures and options		344,329	263,460

		1,102,862	800,811

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

	2019		2020
Hedge:
Currency forwards	~~W~~	1,869,518	1,281,945
Currency swaps		4,532,114	4,328,333
Interest rate swaps		10,091,632	7,844,392

		16,493,264	13,454,670

		~~W~~321,461,303	290,049,318

(*)	The notional amounts of derivatives outstanding those will be settled in the ‘Central Counter Party (CCP)’ system.

(b)	Fair values of derivative instruments as of December 31, 2019 and 2020 are as follows:

	2019			2020
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,360,384	1,056,760	3,135,319	3,021,258
Currency swaps		473,797	519,445	1,145,619	979,022
Currency options		9,007	9,430	33,253	31,871

		1,843,188	1,585,635	4,314,191	4,032,151

Exchange traded:
Currency futures		—	—	90	186

		1,843,188	1,585,635	4,314,281	4,032,337

Interest rates related:
Over the counter:
Interest rate swaps		260,020	247,723	311,403	363,297
Interest rate options		835	5,626	2,148	2,217

		260,855	253,349	313,551	365,514

Exchange traded:
Interest rate futures		697	595	900	422

		261,552	253,944	314,451	365,936

Credit related:
Over the counter:
Credit swaps		283,015	38,598	273,578	29,682
Equity related:
Over the counter:
Equity swap and forwards		144,276	39,422	122,034	48,218
Equity options		4,526	9,402	2,750	9,840

		148,802	48,824	124,784	58,058

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

	2019			2020
	Assets		Liabilities	Assets	Liabilities
Exchange traded:
Equity futures	~~W~~	4,318	6,417	34,816	7,711
Equity options		28,355	29,741	77,973	153,461

		32,673	36,158	112,789	161,172

		181,475	84,982	237,573	219,230

Commodity related:
Over the counter:
Commodity swaps and forwards		14,496	27,745	5,949	32,693
Exchange traded:
Commodity futures and options		2,342	10,100	11,580	186

		16,838	37,845	17,529	32,879

Hedge:
Currency forwards		14,380	21,121	91,747	10,507
Currency swaps		74,240	48,396	65,256	186,150
Interest rate forwards and swaps		154,586	232,491	319,500	139,846

		243,206	302,008	476,503	336,503

	~~W~~	2,829,274	2,303,012	5,633,915	5,016,567

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Foreign currency related
Over the counter
Currency forwards	~~W~~	41,188	174,340	(108,854)
Currency swaps		(34,444)	(24,827)	210,072
Currency options		8,247	4,056	4,979

		14,991	153,569	106,197

Exchange traded
Currency futures		11	—	(96)

		15,002	153,569	106,101

Interest rates related
Over the counter
Interest rate swaps		86,675	(75,349)	(73,926)
Interest rate options		(1,459)	(1,938)	(372)

		85,216	(77,287)	(74,298)

Exchange traded
Interest rate futures		(2,512)	1,008	4,236

		82,704	(76,279)	(70,062)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

	2018		2019	2020
Credit related
Over the counter
Credit swaps	~~W~~	(18,396)	213,754	7,255
Equity related
Over the counter
Equity swap and forwards		(271,457)	46,770	(15,979)
Equity options		4,326	(841)	(2,082)

		(267,131)	45,929	(18,061)

Exchange traded
Equity futures		15,159	(2,275)	26,305
Equity options		(44,163)	58,721	196,288

		(29,004)	56,446	222,593

		(296,135)	102,375	204,532

Commodity related
Over the counter
Commodity swaps and forwards		(79,296)	3,191	(13,519)
Commodity options		33	29	—

		(79,263)	3,220	(13,519)

Exchange traded
Commodity futures		4,209	(7,759)	11,374

		(75,054)	(4,539)	(2,145)

Hedge		78,892	332,778	120,700

	~~W~~	(212,987)	721,658	366,381

(d)	Impact of hedge accounting on the consolidated financial statements

i)	Gains(losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Gains (losses) on fair value hedges (hedged items)		Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate swaps (*1)	~~W~~	(370,787)	377,121	6,334
Foreign exchange risk (*1)		13,725	(18,786)	(5,061)

	~~W~~	(357,062)	358,335	1,273

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

	2020
	Gains (losses) on fair value hedges (hedged items)		Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate swaps (*1)	~~W~~	(228,266)	233,008	4,742
Foreign exchange risk (*1)		(21,336)	12,071	(9,265)

	~~W~~	(249,602)	245,079	(4,523)

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets.
(*2)	Ineffective portion of hedge: the difference between hedging instruments and hedged items.

ii)

Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows:

	2019
	Gains (losses) on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges
Interest rate risk (*1)	~~W~~	(11,126)	—	—
Foreign exchange risk (*1)		52,932	(25,709)	(57,870)
Discontinuation of cash flow hedges		(7,986)	—	7,986
Hedge of net investments
Foreign exchange risk (*1)		(49,463)	(2,327)	—

	~~W~~	(15,643)	(28,036)	(49,884)

	2020
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	(3,220)	(343)	—
Foreign exchange risk (*1)		(16,693)	(6,539)	26,405
Discontinuation of cash flow hedges		(45)	—	45
Hedge of net investments:
Foreign exchange risk (*1)		44,049	(2,134)	—

		~~W~~24,091	(9,016)	26,450

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities, currency forwards assets / liabilities and borrowings.
(*2)	Ineffective portion of hedge: The difference between hedging instruments and hedged items.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

(e)	Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity

i)	Purpose and strategy of risk avoidance

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

ii)	Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2019 and 2020 are as follows:

	2019
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	750,469	704,985	717,948	1,228,424	575,481	6,114,325	10,091,632
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:
Nominal values:		3,651,118	1,075,886	1,269,520	968,770	84,275	534,898	7,584,467
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

	2020
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	657,656	640,992	1,217,588	456,688	247,244	4,624,224	7,844,392
Average price condition (*1)		1.12%	0.88%	1.30%	0.98%	0.67%	0.38%	0.67%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		2,340,409	1,448,787	1,734,593	457,199	575,527	250,014	6,806,529
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1)	Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.
(*2)

The average exchange rates of net investment hedge instruments are USD/KRW 1,154.76, JPY/KRW 10.61, EUR/KRW 1,287.16, GBP/KRW 1,480.30, AUD/KRW 800.67, CAD/KRW 895.95, SGD/KRW 847.09, CNY/KRW 168.84, SEK/KRW 124.60

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

iii)	Effect of derivatives on statement financial position, statement of comprehensive income, statement of changes in equity

	2019
	Nominal amount		Carrying value of asset (*)	Carrying value of liabilities (*)	Changes in fair value in the period
Fair value hedges
Interest rate swap	~~W~~	9,371,632	154,586	210,079	314,766
Currency swap		—	—	248	(1,813)
Currency forward		261,486	776	1,358	(582)
Cash flow hedge
Interest rate swap		720,000	—	22,412	(11,126)
Currency swap		4,532,114	74,240	48,148	(29,829)
Currency forward		1,376,472	11,854	19,763	(4,426)
Hedge of net investments in foreign operations
Currency forward		231,560	1,750	—	(4,036)
Borrowings		1,182,835	—	1,177,897	(47,755)

	2020
	Nominal amount		Carrying value of asset (*)	Carrying value of liabilities (*)	Changes in fair value in the period
Fair value hedges
Interest rate swap	~~W~~	6,965,492	319,294	120,728	181,151
Currency swap		—	—	67	985
Currency forward		254,023	20,093	66	24,481
Cash flow hedge
Interest rate swap		878,900	206	19,118	3,303
Currency swap		4,328,333	65,256	186,083	(8,560)
Currency forward		810,322	60,473	—	(4,181)
Hedge of net investments in foreign operations
Currency forward		217,600	11,181	10,441	(2,991)
Borrowings		1,196,252	—	1,193,269	44,907

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forward assets and liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

iv)	Effect of hedging items on statement financial position, statement of comprehensive income, statement of changes in equity

	2019
	Carrying value of asset (*)		Carrying value of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk: Borrowings and etc	~~W~~	432,172	8,859,022	4,846	(56,292)	(308,463)	—	—
Foreign exchange risk Securities in foreign currency		306,638	—	—	—	1,671	—	—
Cash flow hedge
Interest rate risk: Debentures in won and debentures in foreign currency		645,723	1,740,000	—	—	(11,126)	80,674	—
Foreign exchange risk: Debentures in foreign currency and loans in foreign currency		4,116,068	3,035,423	—	—	115,867	(11,188)	—
Hedge of net investments in foreign operations
Foreign exchange risk: Net assets in foreign business establishment		—	—	—	—	(49,463)	—	(88,953)

	2020
	Carrying value of asset (*)		Carrying value of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk: Borrowings and etc	~~W~~	143,496	6,750,929	6,563	193,452	(175,369)	—	—
Foreign exchange risk Securities in foreign currency		342,205	—	—	—	(26,927)	—	—
Cash flow hedge
Interest rate risk: Debentures in won and debentures in foreign currency		617,463	1,674,460	—	—	2,296	60,659	—
Foreign exchange risk: Debentures in foreign currency and loans in foreign currency		3,264,740	2,962,041	—	—	(58,557)	(32,001)	—
Hedge of net investments in foreign operations
Foreign exchange risk: Net assets in foreign business establishment		—	—	—	—	44,049	—	(141,151)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

(f)	Hedge relationships affected by an interest rate index

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate indicator reform. The

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10.	Derivatives (continued)

exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform. The nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group’s reform of the interest rate index as of December 31, 2020 is as follows:

Interest rate index	Carrying amount of hedged item, Assets		Carrying amount of hedged item, Liabilities	Nominal amount of hedging instrument (*2)
KRW 3M CD (*1)	~~W~~	—	3,329,530	3,440,000
USD 1M LIBOR		—	1,537,051	1,540,608
USD 3M LIBOR (*1)		357,072	3,438,080	3,790,651
EUR 1M LIBOR		—	264,074	264,450
EUR 3M LIBOR		—	267,648	267,648

(*1)	Include nominal amount of the hedging instrument related to the CMS(Constant Maturity Swap) calculated based on the CD and LIBOR rate.
(*2)	Include the nominal amount that will mature after the end of 2021.

From 2022, the USD LIBOR interest rate will be replaced by a Secured Overnight Financing Rate (SOFR) based on actual transactions, andthe EUR LIBOR interest rate will be replaced by the next day’s unsecured rate, Euro Short-Term Rate (ESTER). The Risk-Free Reference rate (RFR) is under development, and the RFR rate will be unveiled during the first half of 2021 in South Korea. The Group has assumed that in this hedging relationship, the spread changed on the basis of ESTER and RFR in 2022 would be similar to the spread included in the interest rate swap and interest rate forward used as the hedging instrument.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost as of December 31, 2019 and 2020 are as follows:

	2019		2020
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	17,597,910	19,370,393
Financial institutions bonds		21,527,242	20,053,716
Corporate bonds and others		19,447,942	17,985,324

		58,573,094	57,409,433

Equity securities (*):
Stocks		728,311	777,901
Equity investments		5,356	4,445
Others		74,292	124,333

		807,959	906,679

		59,381,053	58,316,112

Securities at amortized cost:
Debt securities:
Government bonds		30,385,084	31,816,320
Financial institutions bonds		4,770,204	3,835,577
Corporate bonds and others		10,426,777	11,630,726

		45,582,065	47,282,623

	~~W~~	104,963,118	105,598,735

(*)

Equity securities in the above table are classified as other comprehensive income—equity securities designated as fair value items, and other comprehensive income and fair value options are exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b)	Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Securities at fair value through other comprehensive income				Securities at amortized cost
	12-month expected credit loss		Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total
Beginning allowance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396
Transfer to 12-month expected credit loss		34,555	(34,555)	—	20,198	(20,198)	—
Transfer to life time expected credit loss		(64,928)	64,928	—	—	—	—
Transfer to impaired financial asset		—	—	—	—	—	—
Purchase		46,847,222	61,410	46,908,632	12,209,898	—	12,209,898
Disposal		(16,109,006)	(10,222)	(16,119,228)	—	—	—
Repayment		(21,129,182)	—	(21,129,182)	(6,722,560)	—	(6,722,560)
Others (*)		230,733	51,702	282,435	322,107	20,995	343,102
Business combination		10,952,792	—	10,952,792	11,273,999	—	11,273,999

Ending balance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835

	2020
	Securities at fair value through other comprehensive income				Securities at amortized cost
	12-month expected credit loss		Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total
Beginning allowance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835
Transfer to 12-month expected credit loss		30,233	(30,233)	—	—	—	—
Transfer to life time expected credit loss		(83,132)	83,132	—	—	—	—
Transfer to impaired financial asset		—	—	—	—	—	—
Purchase		52,637,678	19,675	52,657,353	7,645,000	—	7,645,000
Disposal		(34,969,744)	(21,247)	(34,990,991)	—	—	—
Repayment		(17,610,988)	(12)	(17,611,000)	(5,900,311)	(23,272)	(5,923,583)
Others (*)		(1,195,749)	(23,274)	(1,219,023)	(20,143)	—	(20,143)

Ending balance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	—	47,293,109

(*)	Included the effects from changes in foreign exchange rate, amortization of fair value adjustments recognized through business combination accountings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c)	Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Securities at fair value through other comprehensive income				Securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning allowance	~~W~~	25,722	362	26,084	9,243	17	9,260
Transfer to 12 months expected credit loss		33	(33)	—	4,301	(4,301)	—
Transfer to life time expected credit loss		(60)	60	—	—	—	—
Transfer to impaired financial asset		—	—	—	—	—	—
Provision (reversal)		8,403	(2,616)	5,787	(3,752)	4,295	543
Disposal		(5,340)	(258)	(5,598)	—	—	—
Others (*)		(1,177)	3,140	1,963	(33)	—	(33)

Ending balance	~~W~~	27,581	655	28,236	9,759	11	9,770

	2020
	Securities at fair value through other comprehensive income				Securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning allowance	~~W~~	27,581	655	28,236	9,759	11	9,770
Transfer to 12 months expected credit loss		22	(22)	—	—	—	—
Transfer to life time expected credit loss		(193)	193	—	—	—	—
Transfer to impaired financial asset		—	—	—	—	—	—
Provision (reversal)		3,480	349	3,829	1,086	(11)	1,075
Disposal		(9,019)	(487)	(9,506)	—	—	—
Others (*)		622	(10)	612	(359)	—	(359)

Ending balance	~~W~~	22,493	678	23,171	10,486	—	10,486

(*)	Included the effects from changes in foreign exchange rate, debt restructuring, debt-equity swap.

(d)	Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2019 and 2020 are as follows:

	2019		2020
Gain on disposal of securities at FVOCI	~~W~~	159,883	301,920
Loss on disposal of securities at FVOCI		(7,605)	(28,127)
Gain on disposal of securities at amortized cost (*)		86	42
Loss on disposal of securities at amortized cost (*)		(20)	(67)

	~~W~~	152,344	273,768

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(*)	The issuers of those securities have exercised the early redemption options and the others.

(e)	Income or loss on equity securities at fair value through other comprehensive income

i)

The Group recognizes dividends, amounting to ~~W~~16,586 million and ~~W~~21,503 million, related to equity securities at fair value through other comprehensive income for the years ended December 31, 2019 and 2020, respectively.

ii)	The details of disposal of equity securities at fair value through other comprehensive income for the years ended December 31, 2019 and 2020 are as follows:

	2019		2020
Fair value at the date of disposal	~~W~~	45,074	69,969
Cumulative net gain at the time of disposal		(10,843)	(38,380)

12.	Loans at amortized cost and other assets

(a)	Loans at amortized cost for configuration by customer as of December 31, 2019 and 2020 are as follows:

	2019		2020
Household loans	~~W~~	134,423,473	146,789,916
Corporate loans		161,029,877	179,011,251
Public and other loans		3,311,735	3,734,629
Loans to banks		2,633,532	5,492,400
Credit card receivables		24,024,491	23,759,422

		325,423,108	358,787,618

Discount		(27,824)	(21,948)
Deferred loan origination costs		534,530	516,815

		325,929,814	359,282,485
Less: Allowance for credit loss		(2,684,835)	(3,060,966)

	~~W~~	323,244,979	356,221,519

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost and other assets (continued)

(b)	Changes in carrying value of loans at amortized cost and other assets as of December 31, 2019 and 2020 are as follows:

i)	Loans at amortized cost

	2019
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	114,279,870	6,820,058	348,722	129,468,766	21,782,590	919,381	18,155,156	3,830,509	413,175	5,695,187	605,440	15,686	302,334,540
Transfer (from) to 12 months expected credit losses		2,619,036	(2,614,416)	(4,620)	4,093,725	(4,088,373)	(5,352)	320,288	(320,129)	(159)	37,430	(37,430)	—	—
Transfer (from) to lifetime expected credit losses		(5,385,659)	5,406,091	(20,432)	(16,484,206)	16,597,346	(113,140)	(603,069)	603,280	(211)	(210,161)	210,333	(172)	—
Transfer (from) to credit- impaired financial assets		(627,950)	(43,168)	671,118	(1,088,270)	(76,177)	1,164,447	(36,483)	(22,473)	58,956	(39,844)	—	39,844	—
Net increase and decrease (*1)		13,234,263	(1,700,287)	(222,961)	19,326,283	(9,567,098)	(443,468)	1,583,714	33,389	305,336	(315,219)	(148,875)	(11,979)	22,073,098
Charge off		—	—	(257,742)	—	—	(259,400)	—	—	(332,862)	—	—	(8,718)	(858,722)
Disposal		—	(5,122)	(108,624)	(117,453)	(3,806)	(283,747)	—	—	—	—	—	(18,398)	(537,150)
Business combination		2,466,991	7,752	10,431	392,828	17,180	22,866	—	—	—	—	—	—	2,918,048

Ending balance	~~W~~	126,586,551	7,870,908	415,892	135,591,673	24,661,662	1,001,587	19,419,606	4,124,576	444,235	5,167,393	629,468	16,263	325,929,814

(*1)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~10,155,562 million, which is written off as of December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost and other assets (continued)

ii)	Other financial assets

	2019
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	31,508,694	99,461	32,003	31,640,158
Transfer (from) to 12 month expected credit losses		12,685	(12,675)	(10)	—
Transfer (from) to lifetime expected credit losses		(253,546)	253,575	(29)	—
Transfer (from) to credit- impaired financial assets		(3,124)	(5,324)	8,448	—
Net increase and decrease (*2)		10,746,289	(230,014)	25,245	10,541,520
Charge off		—	—	(29,456)	(29,456)
Disposal (*3)		(182,212)	(3)	(1,062)	(183,277)
Business combination		1,416,216	1,497	10,826	1,428,539

Ending balance	~~W~~	43,245,002	106,517	45,965	43,397,484

(*1)	The amortized cost includes the gross carrying amount of deposits and other assets.
(*2)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*3)	Included the disposal amount of financial instruments for the purpose of collecting loans for credit concentration risk management of non-current assets, which recognized gains of ~~W~~13,317 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost and other assets (continued)

i)	Loans at amortized cost

	2020
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	126,586,551	7,870,908	415,892	135,591,673	24,661,662	1,001,587	19,419,606	4,124,576	444,235	5,167,393	629,468	16,263	325,929,814
Transfer (from) to 12 months expected credit losses		2,891,847	(2,885,809)	(6,038)	6,009,242	(6,006,226)	(3,016)	351,253	(350,651)	(602)	15,976	(15,976)	—	—
Transfer (from) to lifetime expected credit losses		(3,916,612)	3,944,714	(28,102)	(9,015,428)	9,027,416	(11,988)	(571,971)	572,291	(320)	(85,337)	85,337	—	—
Transfer (from) to credit- impaired financial assets		(189,681)	(157,637)	347,318	(195,863)	(441,969)	637,832	(114,388)	(191,777)	306,165	(3,964)	(37)	4,001	—
Net increase and decrease (*1)		13,457,675	(556,142)	81,131	20,679,401	(1,030,466)	15,944	(115,242)	(202,750)	290,907	3,311,105	(33,596)	2,402	35,900,369
Charge off		—	—	(254,723)	—	—	(317,514)	—	—	(572,008)	—	—	(2,531)	(1,146,776)
Disposal		(313,150)	(897)	(89,051)	(731,001)	—	(264,913)	—	—	—	—	—	(1,910)	(1,400,922)

Ending balance	~~W~~	138,516,630	8,215,137	466,427	152,338,024	26,210,417	1,057,932	18,969,258	3,951,689	468,377	8,405,173	665,196	18,225	359,282,485

(*1)	Other changes are due to debt restructuring, debt-equity swap and changes in foreign exchange rate.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~10,436,407 million, which is written off as of December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost and other assets (continued)

ii)	Other financial assets

	2020
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	43,245,002	106,517	45,965	43,397,484
Transfer (from) to 12 month expected credit losses		15,157	(15,123)	(34)	—
Transfer (from) to lifetime expected credit losses		(25,839)	25,848	(9)	—
Transfer (from) to credit- impaired financial assets		(1,628)	(7,342)	8,970	—
Net increase and decrease (*2)		8,633,124	(10,001)	30,490	8,653,613
Charge off		—	—	(26,814)	(26,814)
Disposal		—	—	(910)	(910)
Business combination(Note 47)		15,982	—	—	15,982

Ending balance	~~W~~	51,881,798	99,899	57,658	52,039,355

(*1)	The amortized cost includes the gross carrying amount of deposits and other assets.
(*2)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost and other assets (continued)

(c)	Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2019 and 2020 are as follows:

i)	Loans at amortized cost

	2019
	Retail				Corporate			Credit cards			Others
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	115,295	88,360	156,459	434,793	581,915	519,683	170,242	351,765	280,098	10,670	5,882	9,906	2,725,068
Transfer (from) to 12 months expected credit losses		18,079	(17,592)	(487)	50,720	(48,295)	(2,425)	55,815	(55,712)	(103)	757	(757)	—	—
Transfer (from) to lifetime expected credit losses		(9,411)	17,342	(7,931)	(35,790)	118,605	(82,815)	(20,607)	20,756	(149)	(159)	289	(130)	—
Transfer (from) to credit- impaired financial assets		(942)	(3,739)	4,681	(565)	(13,332)	13,897	(1,250)	(3,916)	5,166	—	—	—	—
Provision (reversal)		(7,751)	19,130	214,260	(43,230)	(31,265)	277,436	57,062	280,047	147,332	(4,067)	1,907	37	910,898
Charge off		—	—	(257,742)	—	—	(259,400)	—	—	(332,862)	—	—	(8,718)	(858,722)
Amortization of discount		—	—	(274)	—	—	(19,396)	—	—	(5,541)	—	—	—	(25,211)
Disposal		—	(241)	(21,561)	(6)	(245)	(30,436)	—	—	—	—	—	(820)	(53,309)
Collection		—	—	70,319	—	—	62,973	—	—	190,738	—	—	1,876	325,906
Others (*)		2,484	(15,353)	4,522	13,810	(76,711)	(27,910)	(87,378)	(227,692)	30,171	300	160	—	(383,597)
Business combination		15,658	3,118	6,792	20	614	17,600	—	—	—	—	—	—	43,802

Ending balance	~~W~~	133,412	91,025	169,038	419,752	531,286	469,207	173,884	365,248	314,850	7,501	7,481	2,151	2,684,835

(*)	Other changes are due to debt restructuring, debt-equity swap and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost and other assets (continued)

ii)	Other financial assets

	2019
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	39,927	6,930	24,764	71,621
Transfer (from) to 12 months expected credit losses		458	(453)	(5)	—
Transfer (from) to lifetime expected credit losses		(231)	244	(13)	—
Transfer (from) to credit- impaired financial assets		(172)	(2,310)	2,482	—
Provision		2,822	2,667	28,456	33,945
Charge off		—	—	(29,456)	(29,456)
Collection		—	—	1,873	1,873
Others (*2)		(9,738)	9	435	(9,294)
Business combination		921	185	9,054	10,160

Ending balance	~~W~~	33,987	7,272	37,590	78,849

(*1)	The amortized cost includes the gross carrying amount of deposits and other assets.
(*2)	Other changes are due to debt restructuring, debt-equity swap and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost and other assets (continued)

i)	Loans at amortized cost

	2020
	Retail				Corporate			Credit cards			Others
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	133,412	91,025	169,038	419,752	531,286	469,207	173,884	365,248	314,850	7,501	7,481	2,151	2,684,835
Transfer (from) to 12 months expected credit losses		20,082	(19,487)	(595)	67,590	(66,777)	(813)	22,148	(21,591)	(557)	164	(164)	—	—
Transfer (from) to lifetime expected credit losses		(9,077)	18,772	(9,695)	(49,727)	55,512	(5,785)	(11,568)	11,834	(266)	(242)	242	—	—
Transfer (from) to credit- impaired financial assets		(3,247)	(9,010)	12,257	(1,590)	(52,383)	53,973	(901)	(2,041)	2,942	(13)	(9)	22	—
Provision (reversal)		5,253	(5,319)	199,765	149,400	211,341	265,557	103,793	210,592	137,254	4,188	2,048	6,823	1,290,695
Charge off		—	—	(254,723)	—	—	(317,514)	—	—	(572,008)	—	—	(2,531)	(1,146,776)
Amortization of discount		—	—	(5,630)	—	—	(15,151)	—	—	(7,807)	—	—	—	(28,588)
Disposal		(343)	(8)	(18,605)	(726)	—	(24,473)	—	—	—	—	—	(182)	(44,337)
Collection		—	—	85,819	—	—	63,822	—	—	200,234	—	—	134	350,009
Others (*)		2,954	10,075	20,809	(16,085)	(13,896)	(7,579)	(83,448)	(189,589)	232,048	(164)	3	—	(44,872)

Ending balance	~~W~~	149,034	86,048	198,440	568,614	665,083	481,244	203,908	374,453	306,690	11,434	9,601	6,417	3,060,966

(*)	Other changes are due to debt restructuring, debt-equity swap and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

12.	Loans at amortized cost and other assets (continued)

ii)	Other financial assets

	2020
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	33,987	7,272	37,590	78,849
Transfer (from) to 12 months expected credit losses		286	(273)	(13)	—
Transfer (from) to lifetime expected credit losses		(259)	264	(5)	—
Transfer (from) to credit- impaired financial assets		(256)	(1,492)	1,748	—
Provision (reversal)		(2,143)	2,650	33,278	33,785
Charge off		—	—	(26,814)	(26,814)
Disposal		(2)	—	(32)	(34)
Collection		—	—	2,166	2,166
Others (*2)		4,078	(140)	1,012	4,950

Ending balance	~~W~~	35,691	8,281	48,930	92,902

(*1)	The amortized cost includes the gross carrying amount of deposits and other assets.
(*2)	Other changes are due to debt restructuring, debt-equity swap and changes in foreign exchange rate.

(d)	Changes in deferred loan origination costs for the years ended December 31, 2019 and 2020 are as follows:

	2019		2020
Beginning balance	~~W~~	497,368	534,530
Loan origination		232,943	257,034
Amortization		(208,998)	(274,749)
Business combination		13,217	—

Ending balance	~~W~~	534,530	516,815

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Property and equipment

(a)	Details of property and equipment as of December 31, 2019 and 2020 are as follows:

	2019
	Acquisition cost		Accumulated depreciation	Carrying value
Land	~~W~~	1,815,112	—	1,815,112
Buildings		1,167,514	(377,065)	790,449
Right-of-use assets		1,357,206	(244,410)	1,112,796
Others		2,130,805	(1,765,834)	364,971

	~~W~~	6,470,637	(2,387,309)	4,083,328

	2020
	Acquisition cost		Accumulated depreciation	Carrying value
Land	~~W~~	2,219,227	—	2,219,227
Buildings		1,230,187	(419,426)	810,761
Right-of-use assets		1,016,183	(425,766)	590,417
Others		2,197,485	(1,828,193)	369,292

	~~W~~ 6,663,082		(2,673,385)	3,989,697

(b)	Changes in property and equipment for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Land		Buildings	Right-of-use assets	Others	Total
Beginning balance	~~W~~	1,827,711	852,569	583,576	313,853	3,577,709
Acquisition (*1)		69,045	16,946	805,783	184,630	1,076,404
Disposal (*1)		(249)	(1,719)	(12,595)	(29,081)	(43,644)
Depreciation		—	(55,450)	(298,538)	(125,669)	(479,657)
Amounts transferred from(to) investment property		(81,311)	(23,262)	—	—	(104,573)
Amounts transferred from(to) intangible assets		—	—	—	271	271
Amounts transferred from(to) non-current assets held for sale (*2)		(410)	(45)	—	—	(455)
Effects of foreign currency movements		326	1,410	2,981	9,314	14,031
Business combination		—	—	31,589	11,653	43,242

Ending balance	~~W~~	1,815,112	790,449	1,112,796	364,971	4,083,328

(*1)	~~W~~76,004 million transferred from assets-under-construction is included.
(*2)	Included buildings, and land.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Property and equipment (continued)

	2020
	Land		Buildings	Right-of-use assets	Others	Total
Beginning balance	~~W~~	1,815,112	790,449	1,112,796	364,971	4,083,328
Acquisition (*1)		78,066	56,828	305,958	140,958	581,810
Disposal (*1)		(92,683)	(46,897)	(24,173)	(2,398)	(166,151)
Depreciation		—	(56,041)	(286,028)	(133,437)	(475,506)
Amounts transferred from(to) investment property		55,316	(51,252)	—	—	4,064
Amounts transferred from(to) intangible assets		—	—	—	3,738	3,738
Amounts transferred from(to) non-current assets held for sale (*2)		(31,622)	(11)	—	—	(31,633)
Amounts transferred from(to) right-of-use assets (*2)		395,346	118,091	(513,437)	—	—
Others		—	—	—	(2,235)	(2,235)
Effects of foreign currency movements		(308)	(406)	(5,380)	(2,459)	(8,553)
Business combination (Note 47)		—	—	681	154	835

Ending balance	~~W~~	2,219,227	810,761	590,417	369,292	3,989,697

(*1)	~~W~~56,575 million transferred from assets-under-construction is included.
(*2)	Included buildings, and land.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

13.	Property and equipment (continued)

(c)	Insured assets and liability insurance as of December 31, 2020 are as follows:

	2020
Type of insurance	Insured assets and objects	Amount covered		Insurance company
Comprehensive insurance for financial institutions	Cash(including ATM)	~~W~~	25,200	Samsung Fire & Marine Insurance Co., Ltd.,etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Collateral		1,510,644	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate		24,235	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability of executives		110,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for employee accident	Employee		71,287	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities		80,165	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance etc.		32,549	Samsung Fire & Marine Insurance Co., Ltd., etc.

14.	Intangible assets

(a)	Details of intangible assets as of December 31, 2019 and 2020 are as follows:

	2019		2020
Goodwill	~~W~~	4,690,049	4,689,792
Software		129,235	144,535
Development cost		144,100	183,592
Others		595,330	462,700

	~~W~~ 5,558,714		5,480,619

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Intangible assets (continued)

(b)	Changes in intangible assets for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	3,903,518	102,393	82,536	231,687	4,320,134
Acquisition		—	56,834	71,713	675,070	803,617
Disposal		—	(428)	(1,310)	(16,476)	(18,214)
Amounts transferred from(to) property and equipment		—	697	(968)	—	(271)
Impairment (*1)(*2)		—	—	(474)	(151,169)	(151,643)
Amortization (*3)		—	(40,578)	(37,832)	(189,533)	(267,943)
Effects of foreign currency movements		—	848	—	901	1,749
Business combination		786,531	9,469	30,435	44,850	871,285

Ending balance	~~W~~	4,690,049	129,235	144,100	595,330	5,558,714

(*1)

The Group reviewed the recoverable value of intangible assets related to the rights to be the depository bank of local governments due to the performance below forecast and future prospects. For the year ended December 31, 2019, the impairment loss amounted to ~~W~~151,523 million. The impairment loss is included in the non-operating expenses in the consolidated statement of comprehensive income.

(*2)

Memberships were impaired. Memberships such as golf and condominium memberships are intangible assets that cannot be limited to a specific period of time. If the market value of the exchanges is less than the carrying amount as of December 31, 2019, the impairment loss is recognized.

(*3)	Included in general administrative expense and other operating income of the consolidated statements of comprehensive income.

	2020
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	4,690,049	129,235	144,100	595,330	5,558,714
Acquisition		—	64,195	105,101	64,079	233,375
Disposal		—	(1)	(75)	(26,785)	(26,861)
Amounts transferred from(to) property and equipment		—	1,415	(7,820)	2,667	(3,738)
Impairment (*1)(*2)		(14,235)	—	—	(27,075)	(41,310)
Amortization (*3)		—	(49,159)	(57,690)	(145,756)	(252,605)
Effects of foreign currency movements		—	(1,150)	(24)	(222)	(1,396)
Business combination (Note 47)		13,978	—	—	462	14,440

Ending balance	~~W~~	4,689,792	144,535	183,592	462,700	5,480,619

(*1)

The number of customer contacts decreased due to the decrease in the base interest rate in Indonesia in 2020 and the impact of COVID-19. Therefore, reclaimable amount decreased due to reduced loan and increased provisioning by corporate borrowers. PT Bank Shinhan Indonesia’s CGUs can recover ~~W~~409,968 million. The carrying amount exceeding the recoverable amount of PT Bank Shinhan Indonesia’s CGUs is

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Intangible assets (continued)

~~W~~14,379 million. The Group recognized as impairment losses of ~~W~~14,235 million based on the 99% stake the Group owns.
(*2)

The Group reviewed the recoverable value of intangible assets related to the rights to be the depository bank of local governments due to the performance below forecast and future prospects. For the year ended December 31, 2020, the impairment loss amounted to ~~W~~27,133 million. The impairment loss is included in the non-operating expenses in the consolidated statement of comprehensive income.

(*3)	Included in general administrative expense and other operating income of the consolidated statements of comprehensive income.

(c)	Goodwill

i)	Goodwill allocated in the Group’s CGUs as of December 31, 2019 and 2020

	2019		2020
Banking	~~W~~	810,058	795,823
Credit card		2,880,383	2,880,383
Securities		7,904	7,904
Life insurance (Shinhan Life Insurance Co., Ltd.)		275,371	275,371
Life insurance (Orange Life Insurance Co., Ltd.)		564,576	564,576
Others		151,757	165,735

	~~W~~	4,690,049	4,689,792

ii)	Changes in goodwill for the years ended December 31, 2019 and 2020

	2019		2020
Beginning balance	~~W~~	3,903,518	4,690,049
Acquisitions through business combinations (*1)(*2)		786,531	13,978
Impairment losses		—	(14,235)

Ending balance	~~W~~	4,690,049	4,689,792

(*1)	It is the goodwill recognized by the Group as it newly acquired the Neoflux Co., Ltd. (Note 47)
(*2)

It is the goodwill recognized by the Group as it newly acquired the Orange Life Insurance Co., Ltd. (“Orange Life”), Asia Trust Co., and the Shinhan Card’s acquisition of the new business for the year ended December 31, 2019.

iii)	Goodwill impairment test

The	recoverable amounts of each CGU are evaluated based on their respective value in use.

•	Explanation on evaluation method

The income approach is applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

•	Projection period

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Intangible assets (continued)

When evaluating the value in use, 5.5 years of cash flow estimates are used in projection and the value thereafter is reflected as terminal value. 30 years and 60 years of cash flow estimates for Shinhan Life and Orange Life, respectively are applied and the present value of the future cash flows thereafter is not applied as it is not significant.

•	Discount rates and terminal growth rates

The required rates of return expected by shareholders are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). In addition, terminal growth rate is estimated based on inflation rate.

•	Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rate(%)	Terminal growth rate(%)
Banking	9.3~13.1	1.0~2.0
Credit card	8.4~12.9	1.0~2.0
Securities	12.3~13.0	2.0
Life insurance (Shinhan Life Insurance)	7.0	—
Life insurance (Orange Life Insurance Co., Ltd.)	7.0	—
Others	10.9~13.5	1.0

iv)	Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2020	2021	2022	2023	2024	2025
CPI growth(%)	0.4	1.2	1.8	1.7	1.7	1.7
Private consumption growth(%)	(3.2)	2.6	2.8	2.6	2.4	2.4
Real GDP growth(%)	(1.8)	2.6	2.9	2.7	2.7	2.7

Key assumptions used in the discounted cash flow calculations of life insurance components are as follows:

Key assumptions
Rate of return on investment(%)	2.4~2.8
Risk-based capital ratio(%)	150.0

v)	Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	~~W~~	49,034,706
Total carrying value (*1)		43,690,747

	~~W~~	5,343,959

(*1)	It is the carrying amount after reflecting the impairment loss in the banking sector.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

14.	Intangible assets (continued)

(*2)

The goodwill that the fair value assessment of the intangible asset identification and identification assets for allocation of the consideration for Neoplux Co., Ltd. is excluded because the valuations are not completed(Note 47).

15.	Investments in associates

(a)	Investments in associates as of December 31, 2019 and 2020 are as follows:

Investees	Country	Date of financial information	Ownership (%)
			2019	2020
BNP Paribas Cardif Life Insurance (*1)(*2)	Korea	September 30	14.99	14.99
Songrim Partners (*1)(*3)	Korea	December 31	35.34	35.34
Neoplux Technology Valuation Investment Fund (*11)	Korea	—	33.33	—
Partners 4th Growth Investment Fund (*1)	Korea	September 30	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	Korea	September 30	30.00	30.00
Daekwang Semiconductor Co., Ltd. (*1)(*3)	Korea	September 30	20.94	20.94
Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	23.33	31.66
Shinhan-Albatross tech investment Fund (*4)	Korea	December 31	50.00	49.97
Plutus-SG Private Equity Fund (*6)	Korea	—	26.67	—
Eum Private Equity Fund No.3	Korea	December 31	20.76	20.76
KTB Confidence Private Placement (*6)	Korea	—	31.43	—
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	Korea	December 31	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	Korea	December 31	20.16	20.16
VOGO Debt Strategy Qualified INV Private	Korea	December 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund (*5)	Korea	December 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	December 31	24.00	24.00
Synergy-Shinhan Mezzanine New Technology Investment Fund (*6)	Korea	—	47.62	—
Shinhan Praxis K-Growth Global Private Equity Fund (*8)	Korea	December 31	18.87	18.87
Credian Healthcare Private Equity Fund II	Korea	December 31	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	December 31	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	Korea	December 31	21.28	21.28
Hanhwa US Equity Strategy Private Real Estate Fund No.1	Korea	December 31	44.84	44.84
Shinhan Global Healthcare Fund 1 (*8)	Korea	December 31	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	Korea	December 31	33.33	33.33
IBK AONE convertible 1 (*6)	Korea	—	47.25	—
Rico synergy collabo Multi-Mezzanine 3 (*6)	Korea	—	50.03	—
KB NA Hickory Private Special Asset Fund	Korea	December 31	37.50	37.50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Date of financial information	Ownership (%)
			2019	2020
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	December 31	44.02	44.02
BNP Paribas Cardif General Insurance (*1)(*2)	Korea	September 30	10.00	7.46
Axis Global Growth New Technology Investment Association (*6)	Korea	—	31.85	—
Hermes Private Investment Equity Fund	Korea	December 31	29.17	29.17
SHC ULMUS Fund No.1 (*6)	Korea	—	29.41	—
Shinhan-Nvestor Liquidity Solution Fund	Korea	December 31	24.92	24.92
Shinhan AIM FoF Fund 1a	Korea	December 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	December 31	25.00	25.00
GX Shinhan Intervest 1st Private Equity Fund (*6)	Korea	—	25.27	—
Soo Commerce Platform Growth Fund	Korea	December 31	24.62	24.62
Partner One Value up I Private Equity Fund	Korea	December 31	27.91	27.91
Genesis No.1 Private Equity Fund	Korea	December 31	22.80	22.80
GMB ICT New Technology Investment Fund (*6)	Korea	—	26.75	—
Korea Omega Project Fund III	Korea	December 31	23.53	23.53
Soo Delivery Platform Growth Fund	Korea	December 31	30.00	30.00
Genesis North America Power Company No.1 PEF	Korea	December 31	39.92	39.96
Hyungje art printing (*1)(*3)	Korea	December 31	31.54	31.54
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	23.33	23.33
Shinhan-Rhinos 1 Fund	Korea	December 31	22.48	22.48
Pacific Private Investment Trust No.20	Korea	December 31	21.74	21.74
Susung Mezzanine project P1 Private Investment Trust	Korea	December 31	41.18	41.31
Korea Finance Security (*1)(*8)	Korea	September 30	14.91	14.91
Multimedia Tech Co.Ltd (*1)(*3)	Korea	December 31	21.06	21.06
MIEL CO.,LTD (*1)(*3)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	December 31	35.73	35.73
DB Epic Convertiblebond Private Trust No.2 (*7)(*9)	Korea	December 31	50.00	50.98
PCC S/W 2nd Fund (*6)	Korea	—	29.56	—
E&Healthcare Investment Fund No.6	Korea	December 31	20.37	21.05
One Shinhan Global Fund1 (*4)(*8)	Korea	December 31	19.98	19.96
Kiwoom-Shinhan Innovation Fund I (*5)	Korea	December 31	50.00	50.00
Daishin-K&T New Technology Investment Fund	Korea	December 31	31.25	31.25
Midas Asset Global CRE Debt Private Fund No.6	Korea	December 31	20.05	41.16
Richmond Private Investment Trust No.82 (*7)	Korea	December 31	60.00	60.00
Tiger Alternative Real Estate Professional Private5	Korea	December 31	48.71	48.71
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	December 31	42.92	42.92
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	20.00	20.00
AUCTUS FITRIN Corporate Recovery Private Equity Fund (*6)	Korea	—	21.43	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Date of financial information	Ownership (%)
			2019	2020
NH-Amundi Global Infrastructure Trust 14	Korea	December 31	30.00	30.00
Pacific Private Real Estate Fund Investment Trust No.30 (*6)	Korea	—	37.50	—
Jarvis Memorial Private Investment Trust 1 (*7)	Korea	December 31	99.01	99.01
Mastern Private Private Invetstment Trust 68 (*7)	Korea	December 31	53.76	53.76
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*7)	Korea	December 31	60.00	60.00
Milestone Private Real Estate Fund 3 (Derivative Type)	Korea	December 31	32.06	32.06
IGIS Private Real Estate Investment Trust 286	Korea	December 31	41.56	41.44
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	December 31	31.31	31.31
Lime Pricing Private Equity Fund (*6)	Korea	—	25.85	—
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	December 31	21.27	21.27
DS Solid.II Hedge Fund (*6)	Korea	—	27.41	—
Hana Semiconductor New Technology Fund	Korea	December 31	24.30	24.30
J&Magnet Startup Venture Specialized Private Equity Fund	Korea	December 31	24.39	24.39
Cape IT Fund No.3	Korea	December 31	32.89	32.89
FuturePlay-Shinhan TechInnovation Fund 1 (*5)	Korea	December 31	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	December 31	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	December 31	21.64	21.64
IL GU FARM CO.,LTD (*6)	Korea	—	28.47	—
Korea Credit Bureau (*1)(*8)	Korea	September 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd (*1)(*8)	Korea	September 30	1.04	1.04
SBC PFV Co., Ltd (*1)(*10)	Korea	September 30	25.00	25.00
Sprott Global Renewable Private Equity Fund II (*6)	Korea	—	23.10	—
NH-amundi global infra private fund 16	Korea	December 31	50.00	50.00
IMM Global Private Equity Fund	Korea	December 31	31.85	33.00
HANA Alternative Estate Professional Private122 (*7)	Korea	December 31	75.19	75.19
Hanwha-Incus Plus New Technology Fund No.1	Korea	December 31	42.64	42.64
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]	Korea	December 31	45.96	45.96
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust (*12)	Korea	December 31	57.50	72.39
PSA EMP Private Equity Fund	Korea	December 31	28.99	28.99
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*7)	Korea	December 31	52.28	52.28
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF] (*6)	Korea	—	25.70	—
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF] (*6)	Korea	—	25.42	—
BRAIN DO PROFESSIONALE PRIVATE No. 27	Korea	December 31	29.13	29.13
VISION US Muni US Local Debt Opportunities Professional Private1 (*11)	Korea	—	25.00	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Date of financial information	Ownership (%)
			2019	2020
UI Venture Fund 7th (*5)	Korea	December 31	—	24.39
Sparklabs-Shinhan Opportunity Fund 1 (*5)	Korea	December 31	—	49.50
BNW Tech-Innovation Private Equity Fund (*5)	Korea	December 31	—	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	December 31	—	40.86
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust	Korea	December 31	—	31.58
WWG Global Real Estate Investment Trust no.4	Korea	December 31	—	29.55
Fidelis Global Private Real Estate Trust No.2 (*7)	Korea	December 31	—	78.26
IGIS PRIVATE REAL ESTATE TRUST NO.331	Korea	December 31	—	30.77
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	December 31	—	28.70
Pebblestone CGV Private Real Estate Trust No.1	Korea	December 31	—	48.53
Shinhan AIM Real Estate Fund No.2	Korea	December 31	—	30.00
Shinhan AIM Real Estate Fund No.1	Korea	December 31	—	21.01
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]	Korea	December 31	—	22.02
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]	Korea	December 31	—	29.19
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD) (*7)	Korea	December 31	—	71.43
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]	Korea	December 31	—	30.00
Korea Omega-Shinhan Project Fund I (*5)	Korea	December 31	—	50.00
New Green Shinhan Mezzanine Fund (*5)	Korea	December 31	—	39.22
KORAMKO-Daum Professional Private Investment Trust No.12	Korea	December 31	—	33.33
Samsung SRA Real Estate Professional Private 45[FoFs]	Korea	December 31	—	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	December 31	—	28.98
VS Cornerstone Fund	Korea	December 31	—	41.18
Aone Mezzanine Opportunity Professional Private (*7)	Korea	December 31	—	66.12
KiwoomUnicorn3New Technology Business Investment Fund	Korea	December 31	—	21.28
Multi Asset The United States Thortons Professional Private1	Korea	December 31	—	25.00
Kiwoom Milestone US Real Estate Professional Private20 (*7)	Korea	December 31	—	75.27
NH-Amundi US Infrastructure Private Fund2	Korea	December 31	—	25.91
KB Distribution Private Real Estate1 (*7)	Korea	December 31	—	62.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Date of financial information	Ownership (%)
			2019	2020
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business]	Korea	December 31	—	28.93
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]	Korea	December 31	—	30.00
Kakao-Shinhan 1st TNYT Fund (*5)	Korea	December 31	—	48.62
IMM Special Situation 1-2 PRIVATE EQUITY FUND (*5)	Korea	December 31	—	20.02
Pacific Private Placement Real Estate Fund No.40	Korea	December 31	—	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	December 31	—	33.57
LB Scotland Amazon Fulfillment Center Fund 29 (*7)	Korea	December 31	—	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	December 31	—	32.57
IGIS 372 Real Estate Professional Private	Korea	December 31	—	28.39
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund (*4)	Korea	December 31	—	19.00
Future-Creation Neoplux Venture Capital Fund (*4)	Korea	December 31	—	16.25
Gyeonggi-Neoplux Superman Fund (*4)	Korea	December 31	—	21.76
NewWave 6th Fund (*4)	Korea	December 31	—	30.00
Neoplux No.3 Private Equity Fund (*4)	Korea	December 31	—	10.00
PCC Amberstone Private Equity Fund I	Korea	December 31	—	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	December 31	—	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	December 31	—	20.00
AION ELFIS PROFESSIONAL PRIVATE 1	Korea	December 31	—	20.00
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	Korea	December 31	—	29.68
Neoplux Market-Frontier Secondary Fund (*4)	Korea	December 31	—	19.74
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	December 31	—	28.17
KAIM Real-estate Private Investment Trust 20	Korea	December 31	—	38.46
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	December 31	—	50.00
CSQUARE SNIPER PROFESSIONAL PRIVATE 10 (*7)	Korea	December 31	—	62.50
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1 (*7)	Korea	December 31	—	97.85
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2 (*7)	Korea	December 31	—	97.85
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Korea	December 31	—	25.00
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395 (*7)	Korea	December 31	—	58.82
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	December 31	—	30.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Date of financial information	Ownership (%)
			2019	2020
Eum Private Equity Fund No.7	Korea	December 31	—	21.00
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund	Korea	December 31	—	25.00
Kiwoom Hero No.4 Private Equity Fund	Korea	December 31	—	21.05
Vogo Canister Professional Trust Private Fund I	Korea	December 31	—	36.68

(*1)

The latest financial statements are used for the equity method since the financial statements as of December 31, 2020 are not available. Significant trades and events occurred within the period are properly reflected.

(*2)	The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.
(*3)

As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments, as the Group cannot exercise voting rights during the process, the Group has classified the shares as investments at fair value through profit or loss. The Group reclassified Securities at fair value through profit or loss to investments in associates as the reorganization procedures are completed and now the Group can normally exercise its voting rights to the investees.

(*4)	As a managing partner, the Group has a significant influence over the investees.
(*5)	As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*6)	Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.
(*7)

Although the ownership interests are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*8)

Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*9)	For the year ended December 31, 2020, the name is changed from ‘Lime Neptune Professional Private 6’ to ‘DB Epic Convertible bond Private Trust No.2’.
(*10)	The rate of Group’s voting rights is 4.65%.
(*11)	For the year ended December 31, 2020, it is incorporated into the consolidation target as it held control due to increased equity ratio.
(*12)

It has a significant influence with a 50% or more stake. However, the full payment guarantee for the investment does not expose the variable profit. Therefore, the investment amount is classified as an investment assets in the associates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2019 and 2020 are as follows:

	2019
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	49,816	(373)	(517)	3,660	—	52,586
Songrim Partners. (*1)		—	—	—	—	—	—
Neoplux Technology Valuation Investment Fund		18,738	(1,661)	(693)	—	—	16,384
Partners 4th Growth Investment Fund		16,612	(1,219)	(476)	—	—	14,917
KTB Newlake Global Healthcare PEF		9,885	1,500	(105)	—	—	11,280
Daekwang Semiconductor Co., Ltd.		3,334	—	52	2	—	3,388
Shinhan-Neoplux Energy Newbiz Fund		3,974	4,200	(294)	—	—	7,880
Shinhan-Albatross tech investment Fund		8,908	—	132	(306)	—	8,734
KCLAVIS Meister Fund No.17		3,083	(1,801)	(84)	—	—	1,198
Plutus-SG Private Equity Fund		4,252	(132)	111	—	—	4,231
SG ARGES Private Equity Fund No.1		4,341	(4,796)	455	—	—	—
Eum Private Equity Fund No.3		4,889	(2,476)	1,161	—	—	3,574
KTB Confidence Private Placement		5,302	(215)	980	—	—	6,067
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		5,432	(1,266)	90	—	—	4,256
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,429	242	245	—	—	8,916
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		4,831	4,820	279	—	—	9,930
Platform Partners brick save Private Investment trust		8,120	(8,197)	77	—	—	—
Shinhan-Midas Donga Secondary Fund		2,061	1,750	(325)	—	—	3,486
ShinHan – Soo Young Entrepreneur Investment Fund No.1		2,554	1,968	27	—	—	4,549
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,149	(6,492)	255	—	—	3,912
Shinhan Praxis K-Growth Global Private Equity Fund		16,527	(8,745)	2,520	—	—	10,302
Credian Healthcare Private Equity Fund II		4,553	(2,526)	350	—	—	2,377
Kiwoom Milestone Professional Private Real Estate Trust 19		10,419	(241)	229	—	—	10,407
AIP EURO Green Private Real Estate Trust No.3		20,544	(1,248)	1,588	—	—	20,884
Brain Professional Private Trust No.4		5,244	(5,175)	(69)	—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
Hanhwa US Equity Strategy Private Real Estate Fund No.1	~~W~~	26,232	(1,866)	1,598	—	—	25,964
Brain KS Qualified Privately Placed Fund No.6		5,097	(5,041)	(56)	—	—	—
Shinhan Global Healthcare Fund 1		3,285	—	(76)	—	—	3,209
JB Power TL Investment Type Private Placement Special Asset Fund 7		17,484	(1,513)	829	—	—	16,800
IBK AONE convertible 1		5,906	—	171	—	—	6,077
Rico synergy collabo Multi-Mezzanine 3		5,290	(2,501)	428	—	—	3,217
KB NA Hickory Private Special Asset Fund		34,360	445	1,125	—	—	35,930
GB Professional Private Investment Trust 6		8,588	(8,588)	—	—	—	—
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,616	(1,458)	2,404	—	—	19,562
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,370	(14,325)	(45)	—	—	—
Shinhan-Stonebridge Petro PEF		18,681	(19,589)	909	—	—	1
BNP Paribas Cardif General Insurance		3,423	—	(1,296)	(14)	—	2,113
Axis Global Growth New Technology Investment Association		4,875	(1,592)	(78)	—	—	3,205
Polaris No7 Start up and Venture Private Equity Fund		4,338	(2,300)	265	—	—	2,303
Hermes Private Investment Equity Fund		7,065	—	(689)	—	—	6,376
SHC ULMUS Fund No.1		2,890	—	259	—	—	3,149
Shinhan-Nvestor Liquidity Solution Fund		2,689	2,700	(524)	—	—	4,865
Shinhan AIM FoF Fund 1a		4,351	2,363	528	—	—	7,242
Daishin Heim Qualified Investor Private Investment Trust No.1808		10,126	(10,297)	171	—	—	—
Heungkuk High Class Professional Trust Private Fund 37		9,438	(9,505)	67	—	—	—
IGIS Global Credit Fund 150-1		8,896	781	41	—	—	9,718
GX Shinhan Intervest 1st Private Equity Fund		31,831	—	1,335	—	—	33,166
Soo Commerce Platform Growth Fund		6,378	—	(35)	—	—	6,343
Partner One Value up I Private Equity Fund		11,939	—	(48)	—	—	11,891
Genesis No.1 Private Equity Fund		45,758	404	4,988	—	—	51,150
GMB ICT New Technology Investment Fund		7,934	—	(80)	—	—	7,854

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
Korea Omega Project Fund III	~~W~~	1,992	—	1,024	—	—	3,016
Soo Delivery Platform Growth Fund		8,983	(171)	110	—	—	8,922
Genesis North America Power Company No.1 PEF		20,824	(4,035)	1,486	—	—	18,275
Hyungje art printing (*1)		—	—	—	—	—	—
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		6,204	14,147	361	—	—	20,712
Shinhan-Rhinos 1 Fund		—	3,000	29	—	—	3,029
Pacific Private Investment Trust No.20		—	3,819	257	—	—	4,076
Susung Mezzanine project P1 Private Investment Trust		—	4,000	1,128	—	—	5,128
Korea Finance Security (*2)		—	3,448	(213)	—	—	3,235
MIEL CO.,LTD (*3)		—	—	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		—	31,136	444	—	—	31,580
Lime Neptune Professional Private 6		—	5,000	63	—	—	5,063
PCC S/W 2nd Fund		—	3,000	1	—	—	3,001
E&Healthcare Investment Fund No.6		—	7,030	746	—	—	7,776
One Shinhan Global Fund 1		—	4,520	(79)	—	—	4,441
Kiwoom-Shinhan Innovation Fund I		—	7,500	(216)	—	—	7,284
Daishin-K&T New Technology Investment Fund		—	7,000	57	—	—	7,057
Midas Asset Global CRE Debt Private Fund No.6		—	23,194	537	—	—	23,731
Richmond Private Investment Trust No.82		—	14,569	551	—	—	15,120
Tiger Alternative Real Estate Professional Private5		—	19,876	(56)	—	—	19,820
Samchully Midstream Private Placement Special Asset Fund 5-4		—	29,436	1,306	—	—	30,742
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		—	52,048	1,783	—	—	53,831
AUCTUS FITRIN Corporate Recovery Private Equity Fund		—	14,250	108	—	—	14,358
NH-Amundi Global Infrastructure Trust 14		—	17,769	728	—	—	18,497
Pacific Private Real Estate Fund Investment Trust No.30		—	14,236	580	—	—	14,816
Jarvis Memorial Private Investment Trust 1		—	9,888	278	—	—	10,166

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
Mastern Private Private Investment Trust 68	~~W~~	—	9,764	235	—	—	9,999
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		—	4,434	(37)	—	—	4,397
Milestone Private Real Estate Fund 3 (Derivative Type)		—	17,016	170	—	—	17,186
IGIS Private Real Estate Investment Trust 286 (2 class)		—	10,100	(332)	—	—	9,768
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		—	9,018	(104)	—	—	8,914
Lime Pricing Private Equity Fund		—	8,400	(100)	—	—	8,300
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		—	39,376	2,615	—	—	41,991
DS Solid.II Hedge Fund		—	4,300	(177)	—	—	4,123
Hana Semiconductor New Technology Fund		—	13,000	(144)	—	—	12,856
J&Magnet Startup Venture Specialized Private Equity Fund		—	6,000	(21)	—	—	5,979
Cape IT Fund No.3		—	10,000	(33)	—	—	9,967
Vogo Realty Partners Private Real Estate Fund V		—	10,611	(235)	—	—	10,376
IL GU FARM CO.,LTD		—	—	—	—	—	—
Korea Credit Bureau (*2)		—	4,500	2,312	—	—	6,812
SBC PFV Co., Ltd		—	20,000	—	—	—	20,000
Sprott Global Renewable Private Equity Fund II		—	20,131	(1,115)	—	—	19,016
NH-amundi global infra private fund 16		—	49,530	(1,372)	—	—	48,158
IMM Global Private Equity Fund		—	28,945	(20)	—	—	28,925
HANA Alternative Estate Professional Private122		—	28,487	(2,282)	—	—	26,205
Hanwha-Incus Plus New Technology Fund No.1		—	5,500	(1)	—	—	5,499
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		—	51,293	—	—	—	51,293
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		—	146,045	4,272	—	—	150,317
PSA EMP Private Equity Fund		—	10,000	(73)	—	—	9,927

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24	~~W~~	—	28,314	1,149	—	—	29,463
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		—	5,727	—	—	—	5,727
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		—	5,729	—	—	—	5,729
BRAIN DO PROFESSIONALE PRIVATE No. 27		—	3,000	65	—	—	3,065
VISION US Muni US Local Debt Opportunities Professional Private1(S)		—	9,500	369	—	—	9,869
Others		81,490	(14,513)	18,954	—	—	85,931

	~~W~~671,330		724,902	53,287	3,342	—	1,452,861

(*1)	The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.
(*2)	Classified as investments in associates without cash transactions.
(*3)	No gains or losses from the equity method investees have been recognized after the acquisition of a debt-equity swap in 2019.

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,586	—	(928)	(1,058)	—	50,600
Songrim Partners (*1)		—	—	—	—	—	—
Neoplux Technology Valuation Investment Fund (*3)		16,384	(16,171)	(213)	—	—	—
Partners 4th Growth Investment Fund		14,917	(4,474)	1,515	—	—	11,958
KTB Newlake Global Healthcare PEF		11,280	(1,950)	74	—	—	9,404
Daekwang Semiconductor Co., Ltd.		3,388	—	243	—	—	3,631
Shinhan-Neoplux Energy Newbiz Fund (*4)		7,880	5,887	703	—	—	14,470
Shinhan-Albatross tech investment Fund		8,734	4,650	(62)	—	—	13,322
Plutus-SG Private Equity Fund		4,231	(5,230)	999	—	—	—
Eum Private Equity Fund No.3		3,574	(5,621)	2,050	—	—	3
KTB Confidence Private Placement		6,067	(6,063)	(4)	—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	~~W~~	4,256	(772)	(3,484)	—	—	—
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,916	(48)	(8,868)	—	—	—
VOGO Debt Strategy Qualified INV Private		9,930	(1,700)	472	—	—	8,702
Shinhan-Midas Donga Secondary Fund		3,486	1,150	116	—	—	4,752
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,549	1,495	3,924	—	—	9,968
Synergy-Shinhan Mezzanine New Technology Investment Fund		3,912	(4,406)	494	—	—	—
Shinhan Praxis K-Growth Global Private Equity Fund		10,302	78	(435)	—	—	9,945
Credian Healthcare Private Equity Fund II		2,377	(4,937)	8,395	—	—	5,835
Kiwoom Milestone Professional Private Real Estate Trust 19		10,407	(265)	(224)	—	—	9,918
AIP EURO Green Private Real Estate Trust No.3		20,884	(1,189)	1,326	—	—	21,021
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,964	(26,907)	3,220	—	—	2,277
Shinhan Global Healthcare Fund 1		3,209	—	128	—	(3,337)	—
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,800	(1,359)	745	—	—	16,186
IBK AONE convertible 1		6,077	(6,048)	(29)	—	—	—
Rico synergy collabo Multi-Mezzanine 3		3,217	(3,221)	4	—	—	—
KB NA Hickory Private Special Asset Fund		35,930	(2,609)	1,617	—	—	34,938
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,562	(1,330)	386	—	—	18,618
BNP Paribas Cardif General Insurance		2,113	3,066	(1,244)	(40)	—	3,895
Axis Global Growth New Technology Investment Association		3,205	(2,920)	(285)	—	—	—
Hermes Private Investment Equity Fund		6,376	—	(277)	—	—	6,099
SHC ULMUS Fund No.1		3,149	(3,289)	140	—	—	—
Shinhan-Nvestor Liquidity Solution Fund		4,865	(1,004)	632	—	—	4,493
Shinhan AIM FoF Fund 1a		7,242	1,324	194	—	—	8,760

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
IGIS Global Credit Fund 150-1	~~W~~	9,718	(4,002)	1,566	—	—	7,282
GX Shinhan Intervest 1st Private Equity Fund		33,166	(54,515)	21,349	—	—	—
Soo Commerce Platform Growth Fund		6,343	(8,474)	3,278	—	—	1,147
Partner One Value up I Private Equity Fund		11,891	(20)	(92)	—	—	11,779
Genesis No.1 Private Equity Fund		51,150	388	28,575	—	—	80,113
GMB ICT New Technology Investment Fund		7,854	(7,853)	(1)	—	—	—
Korea Omega Project Fund III		3,016	—	547	—	—	3,563
Soo Delivery Platform Growth Fund		8,922	(7,929)	3,075	—	—	4,068
Genesis North America Power Company No.1 PEF		18,275	(3,869)	2,577	—	—	16,983
Hyungje art printing (*1)		—	—	—	—	—	—
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		20,712	(10,794)	664	—	—	10,582
Shinhan-Rhinos 1 Fund		3,029	(1,004)	574	—	—	2,599
Pacific Private Investment Trust No.20		4,076	(1,289)	212	—	—	2,999
Susung Mezzanine project P1 Private Investment Trust		5,128	(3,613)	(170)	—	—	1,345
Korea Finance Security		3,235	—	(180)	—	—	3,055
Multimedia Tech Co.Ltd (*1)		19	—	(19)	—	—	—
MIEL CO.,LTD (*1)		—	—	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		31,580	1,366	47	—	—	32,993
DB Epic Convertiblebond Private Trust No.2		5,063	202	520	—	—	5,785
PCC S/W 2nd Fund		3,001	(3,328)	327	—	—	—
E&Healthcare Investment Fund No.6		7,776	—	7,387	—	—	15,163
One Shinhan Global Fund1		4,441	—	(412)	—	—	4,029
Kiwoom-Shinhan Innovation Fund I		7,284	7,500	1,185	—	—	15,969
Daishin-K&T New Technology Investment Fund		7,057	—	(57)	—	—	7,000
Midas Asset Global CRE Debt Private Fund No.6		23,731	21,537	2,121	—	—	47,389
Richmond Private Investment Trust No.82		15,120	(855)	784	—	—	15,049
Tiger Alternative Real Estate Professional Private5		19,820	(1,376)	55	—	—	18,499
Samchully Midstream Private Placement Special Asset Fund 5-4		30,742	(968)	(956)	—	—	28,818

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	~~W~~	53,831	9,253	2,532	—	—	65,616
AUCTUS FITRIN Corporate Recovery Private Equity Fund		14,358	(14,484)	126	—	—	—
NH-Amundi Global Infrastructure Trust 14		18,497	(460)	782	—	—	18,819
Pacific Private Real Estate Fund Investment Trust No.30 (*3)		14,816	(15,374)	558	—	—	—
Jarvis Memorial Private Investment Trust 1		10,166	(763)	640	—	—	10,043
Mastern Private Private Invetstment Trust 68		9,999	(460)	471	—	—	10,010
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		4,397	30,510	734	—	—	35,641
Milestone Private Real Estate Fund 3 (Derivative Type)		17,186	(838)	2,180	—	—	18,528
IGIS Private Real Estate Investment Trust 286		9,768	(1,361)	437	—	—	8,844
Nomura-Rifa Private Real Estate Investment Trust 31		8,914	(932)	425	—	—	8,407
Lime Pricing Private Equity Fund		8,300	(8,217)	(83)	—	—	—
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		41,991	(29,980)	1,312	—	—	13,323
DS Solid.II Hedge Fund		4,123	(6,397)	2,274	—	—	—
Hana Semiconductor New Technology Fund		12,856	(2,557)	13,832	—	—	24,131
J&Magnet Startup Venture Specialized Private Equity Fund		5,979	(2,151)	2,107	—	—	5,935
Cape IT Fund No.3		9,967	(580)	1,262	—	—	10,649
FuturePlay-Shinhan TechInnovation Fund 1		868	3,661	(234)	—	—	4,295
Stonebridge Corporate 1st Fund		2,981	—	258	—	—	3,239
Vogo Realty Partners Private Real Estate Fund V		10,376	(566)	1,017	—	—	10,827
IL GU FARM CO.,LTD (*1)		—	—	—	—	—	—
Korea Credit Bureau		6,812	(90)	254	—	—	6,976
Goduck Gangil1 PFV Co., Ltd (*1)		48	—	(48)	—	—	—
SBC PFV Co., Ltd		20,000	—	(1,792)	—	—	18,208
Sprott Global Renewable Private Equity Fund II		19,016	(18,909)	(107)	—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
NH-amundi global infra private fund 16	~~W~~	48,158	(1,236)	(3,083)	—	—	43,839
IMM Global Private Equity Fund		28,925	90,776	1,154	—	—	120,855
HANA Alternative Estate Professional Private122		26,205	(644)	4,070	—	—	29,631
Hanwha-Incus Plus New Technology Fund No.1		5,499	—	5,527	—	—	11,026
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		51,293	(1,613)	1,530	—	—	51,210
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		150,317	127,753	8,461	—	—	286,531
PSA EMP Private Equity Fund		9,927	(278)	165	—	—	9,814
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,463	(239)	177	—	—	29,401
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		5,727	(5,727)	—	—	—	—
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		5,729	(5,729)	—	—	—	—
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,065	—	376	—	—	3,441
VISION US Muni US Local Debt Opportunities Professional Private1 (*3)		9,869	(10,032)	163	—	—	—
UI Venture Fund 7th		—	3,000	279	—	—	3,279
Sparklabs-Shinhan Opportunity Fund 1		—	4,999	(167)	—	—	4,832
BNW Tech-Innovation Private Equity Fund		—	6,000	(58)	—	—	5,942
IGIS Real-estate Private Investment Trust No.33		—	13,945	154	—	—	14,099
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust.		—	3,000	2	—	—	3,002
WWG Global Real Estate Investment Trust no.4		—	16,874	878	—	—	17,752
Fidelis Global Private Real Estate Trust No.2		—	18,582	903	—	—	19,485

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
IGIS PRIVATE REAL ESTATE TRUST NO.331	~~W~~	—	3,932	(167)	—	—	3,765
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		—	45,082	3,262	—	—	48,344
Pebblestone CGV Private Real Estate Trust No.1		—	12,793	553	—	—	13,346
Shinhan AIM Real Estate Fund No.2 (*2)		—	36,186	(7,652)	—	(6,070)	22,464
Shinhan AIM Real Estate Fund No.1 (*2)		—	45,415	1,530	—	—	46,945
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business] (*2)		—	32,258	686	—	—	32,944
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business] (*2)		—	22,003	(1,101)	—	—	20,902
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		—	7,273	(581)	—	—	6,692
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative] (*2)		—	4,859	(14)	—	—	4,845
Korea Omega-Shinhan Project Fund I		—	6,000	(69)	—	—	5,931
New Green Shinhan Mezzanine Fund		—	4,000	916	—	—	4,916
KORAMKO-Daum Professional Private Investment Trust No.12		—	6,930	598	—	—	7,528
Samsung SRA Real Estate Professional Private 45[FoFs]		—	10,701	(35)	—	—	10,666
IBK Global New Renewable Energy Special Asset Professional Private2		—	29,177	3,172	—	—	32,349
VS Cornerstone Fund		—	3,500	(36)	—	—	3,464
Aone Mezzanine Opportunity Professional Private		—	8,000	1,580	—	—	9,580
KiwoomUnicorn3New Technology Business Investment Fund		—	3,000	1,283	—	—	4,283
Multi Asset The United States Thortons Professional Private1 (*2)		—	44,202	(2,762)	—	—	41,440

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
Kiwoom Milestone US Real Estate Professional Private20	~~W~~	—	49,791	1,721	—	—	51,512
NH-Amundi US Infrastructure Private Fund2 (*2)		—	24,647	783	—	—	25,430
KB Distribution Private Real Estate1 (*2)		—	29,984	714	—	—	30,698
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business] (*2)		—	19,968	744	—	—	20,712
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative] (*2)		—	28,251	898	—	—	29,149
Kakao-Shinhan 1st TNYT Fund		—	6,000	(319)	—	—	5,681
IMM Special Situation 1-2 PRIVATE EQUITY FUND		—	10,000	870	—	—	10,870
Pacific Private Placement Real Estate Fund No.40		—	11,273	374	—	—	11,647
Mastern Private Real Estate Loan Fund No.2		—	5,740	(48)	—	—	5,692
LB Scotland Amazon Fulfillment Center Fund 29		—	30,753	429	—	—	31,182
JR AMC Hungary Budapest Office Fund 16		—	11,380	824	—	—	12,204
IGIS 372 Real Estate Professional Private		—	58,200	(1,365)	—	—	56,835
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund (*4)		—	4,058	(228)	—	—	3,830
Future-Creation Neoplux Venture Capital Fund (*4)		—	4,204	(408)	—	—	3,796
Gyeonggi-Neoplux Superman Fund (*4)		—	7,665	(1,266)	—	—	6,399
NewWave 6th Fund (*4)		—	6,242	(92)	—	—	6,150
Neoplux No.3 Private Equity Fund (*4)		—	10,825	(530)	—	—	10,295
PCC Amberstone Private Equity Fund I (*2)		—	22,066	414	—	—	22,480
KIAMCO POWERLOAN TRUST 4TH		—	43,390	565	—	—	43,955
Mastern Opportunity Seeking Real Estate Fund II		—	19,508	291	—	—	19,799
AION ELFIS PROFESSIONAL PRIVATE 1		—	5,000	528	—	—	5,528

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	~~W~~	—	4,500	(47)	—	—	4,453
Neoplux Market-Frontier Secondary Fund (*4)		—	10,974	571	—	—	11,545
Synergy Green New Deal 1st New Technology Business Investment Fund		—	10,000	8	—	—	10,008
KAIM Real-estate Private Investment Trust 20		—	5,000	98	—	—	5,098
KIAMCO Vietnam Solar Special Asset Private Investment Trust		—	8,150	(202)	—	—	7,948
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		—	3,125	—	—	—	3,125
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		—	44,780	(9)	(177)	—	44,594
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		—	44,780	(9)	(177)	—	44,594
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		—	16,000	(145)	—	—	15,855
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		—	30,000	(356)	—	—	29,644
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		—	21,142	—	—	—	21,142
Eum Private Equity Fund No.7		—	7,872	—	—	—	7,872
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		—	5,034	—	—	—	5,034
Kiwoom Hero No.4 Private Equity Fund		—	4,707	—	—	—	4,707
Vogo Canister Professional Trust Private Fund I (*2)		—	43,975	—	—	—	43,975
Others		85,517	25,966	19,814	(5)	—	131,292

	~~W~~	1,452,861	1,056,238	159,533	(1,457)	(9,407)	2,657,768

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

(*1)	The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.
(*2)	Classified as investments in associates without cash transactions.
(*3)	For the year ended December 31, 2020, it is incorporated into the consolidation target as it held control due to increased equity ratio.
(*4)	For the year ended December 31, 2020, it is incorporated into the investments in associates as Neoplux Co., Ltd.is incorporated into the consolidation target.

(c)	The statement of financial information as of and for the years ended December 31, 2019 and 2020 are as follows:

	2019
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,896,875	3,545,682	37,067	(3,919)	24,402	20,483
Neoplux Technology Valuation Investment Fund		49,890	738	3,953	(2,078)	—	(2,078)
Partners 4th Growth Investment Fund		60,775	1,106	14	(1,904)	—	(1,904)
KTB Newlake Global Healthcare PEF		37,187	151	387	(349)	—	(349)
Daekwang Semiconductor Co., Ltd.		23,507	7,328	1,248	248	9	257
Shinhan-Neoplux Energy Newbiz Fund		33,791	18	26	(1,259)	—	(1,259)
Shinhan-Albatross tech investment Fund		17,681	182	1,263	551	(917)	(366)
KCLAVIS Meister Fund No.17		4,689	96	425	(322)	—	(322)
Plutus-SG Private Equity Fund		16,006	138	700	419	—	419
Eum Private Equity Fund No.3		17,243	27	6,305	5,604	—	5,604
KTB Confidence Private Placement		19,369	64	7,328	3,122	—	3,122
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,821	1	1,280	377	—	377
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		44,228	2	3,445	1,217	—	1,217
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		49,683	33	4,198	1,391	—	1,391
Shinhan-Midas Donga Secondary Fund		6,973	1	88	(651)	—	(651)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,963	9	1,656	113	—	113
Synergy-Shinhan Mezzanine New Technology Investment Fund		8,266	51	834	535	—	535
Shinhan Praxis K-Growth Global Private Equity Fund		54,786	185	27,588	13,361	—	13,361
Credian Healthcare Private Equity Fund II		7,001	24	1,542	1,031	—	1,031
Kiwoom Milestone Professional Private Real Estate Trust 19		59,559	38,744	3,100	470	—	470
AIP EURO Green Private Real Estate Trust No.3		98,221	86	18,362	7,462	—	7,462

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Hanhwa US Equity Strategy Private Real Estate Fund No.1	~~W~~	59,652	1,750	14,838	3,742	—	3,742
Shinhan Global Healthcare Fund 1		73,388	701	5,480	(1,722)	—	(1,722)
JB Power TL Investment Type Private Placement Special Asset Fund 7		50,468	66	15,476	2,487	—	2,487
IBK AONE convertible 1		12,861	0	1,515	410	—	410
Rico synergy collabo Multi-Mezzanine 3		6,433	2	1,296	856	—	856
KB NA Hickory Private Special Asset Fund		96,289	476	16,132	2,489	—	2,489
Koramco Europe Core Private Placement Real Estate Fund No.2-2		46,742	2,304	9,328	5,462	—	5,462
Shinhan-Stonebridge Petro PEF		1,388	1,350	52,928	49,878	—	49,878
BNP Paribas Cardif General Insurance		43,064	21,936	17,613	(12,962)	(136)	(13,098)
Axis Global Growth New Technology Investment Association		10,064	—	1	(244)	—	(244)
Polaris No7 Start up and Venture Private Equity Fund		8,113	52	1,037	928	—	928
Hermes Private Investment Equity Fund		21,954	95	45	(2,366)	—	(2,366)
SHC ULMUS Fund No.1		10,706	—	1,073	881	—	881
Shinhan-Nvestor Liquidity Solution Fund		19,524	—	209	(2,101)	—	(2,101)
Shinhan AIM FoF Fund 1a		28,987	20	5,556	2,111	—	2,111
IGIS Global Credit Fund 150-1		38,912	38	2,674	166	—	166
GX Shinhan Intervest 1st Private Equity Fund		131,237	—	6,689	5,283	—	5,283
Soo Commerce Platform Growth Fund		25,765	3	36	(140)	—	(140)
Partner One Value up I Private Equity Fund		42,602	—	457	(173)	—	(173)
Genesis No.1 Private Equity Fund		224,322	7	23,180	21,872	—	21,872
GMB ICT New Technology Investment Fund		29,359	—	2	(298)	—	(298)
Korea Omega Project Fund III		12,818	—	4,432	4,351	—	4,351
Soo Delivery Platform Growth Fund		29,743	3	675	367	—	367
Genesis North America Power Company No.1 PEF		46,041	281	4,323	3,756	—	3,756
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		89,450	687	4,262	1,546	—	1,546
Shinhan-Rhinos 1 Fund		13,474	—	143	129	—	129
Pacific Private Investment Trust No.20		18,764	15	1,247	1,187	—	1,187
Susung Mezzanine project P1 Private Investment Trust		10,023	351	22	(91)	—	(91)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Korea Finance Security	~~W~~	32,079	10,386	64,964	(1,297)	—	(1,297)
AIP Transportation Specialized Privately Placed Fund Trust #1		94,437	6,042	12,473	1,242	—	1,242
Lime Neptune Professional Private 6		10,166	41	460	125	—	125
PCC S/W 2nd Fund		10,154	—	151	4	—	4
E&Healthcare Investment Fund No.6		38,181	2	4,405	3,664	—	3,664
One Shinhan Global Fund 1		22,244	—	92	(406)	—	(406)
Kiwoom-Shinhan Innovation Fund I		14,719	151	13	(432)	—	(432)
Daishin-K&T New Technology Investment Fund		55,686	33,103	1,292	183	—	183
Midas Asset Global CRE Debt Private Fund No.6		118,438	70	3,907	2,677	—	2,677
Richmond Private Investment Trust No.82		50,079	24,879	1,155	919	—	919
Tiger Alternative Real Estate Professional Private5		40,792	103	1,628	(116)	—	(116)
Samchully Midstream Private Placement Special Asset Fund 5-4		71,680	55	14,423	3,015	—	3,015
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		269,203	48	8,854	8,289	—	8,289
AUCTUS FITRIN Corporate Recovery Private Equity Fund		67,222	218	1,187	449	—	449
NH-Amundi Global Infrastructure Trust 14		61,696	39	7,404	2,427	—	2,427
Pacific Private Real Estate Fund Investment Trust No.30		39,779	270	1,817	1,547	—	1,547
Jarvis Memorial Private Investment Trust 1		10,279	12	293	281	—	281
Mastern Private Private Investment Trust 68		18,600	2	533	437	—	437
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		7,336	7	214	(61)	—	(61)
Milestone Private Real Estate Fund 3 (Derivative Type)		53,610	3	603	532	—	532
IGIS Private Real Estate Investment Trust 286 (2 class)		75,372	51,870	2,838	(798)	—	(798)
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		99,976	71,507	2,383	(331)	—	(331)
Lime Pricing Private Equity Fund		32,231	118	10	(388)	—	(388)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	~~W~~	197,536	119	12,963	12,296	—	12,296
DS Solid.II Hedge Fund		15,042	—	4	(605)	—	(605)
Hana Semiconductor New Technology Fund		52,905	—	73	(595)	—	(595)
J&Magnet Startup Venture Specialized Private Equity Fund		24,513	—	—	(87)	—	(87)
Cape IT Fund No.3		30,333	35	—	(101)	—	(101)
Vogo Realty Partners Private Real Estate Fund V		47,992	34	281	(1,084)	—	(1,084)
Korea Credit Bureau		95,764	20,075	66,314	10,604	—	10,604
SBC PFV Co., Ltd		120,000	40,000	—	—	—	—
Sprott Global Renewable Private Equity Fund II		82,721	3	1,416	(4,833)	—	(4,833)
NH-amundi global infra private fund 16		100,513	4,197	4,128	(2,744)	—	(2,744)
IMM Global Private Equity Fund		90,870	63	—	(63)	—	(63)
HANA Alternative Estate Professional Private122		34,897	45	1,561	(3,035)	—	(3,035)
Hanwha-Incus Plus New Technology Fund No.1		12,900	1	—	(1)	—	(1)
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		127,339	15,732	—	—	—	—
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		402,633	141,200	10,036	7,256	—	7,256
PSA EMP Private Equity Fund		34,535	285	1	(250)	—	(250)
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		57,088	728	2,735	2,198	—	2,198
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		22,926	641	—	—	—	—
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		23,865	1,329	—	—	—	—
BRAIN DO PROFESSIONALE PRIVATE No. 27		10,305	10	58	(5)	—	(5)
VISION US Muni US Local Debt Opportunities Professional Private1(S)		39,175	80	1,440	1,088	—	1,088

(*)	Excluded the associates’ financial information that are not subject to recognizing equity method income or loss or financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,526,148	3,188,562	38,669	(6,555)	(7,052)	(13,607)
Songrim Partners		1,003	1,065	548	—	—	—
Partners 4th Growth Investment Fund		48,678	846	7,231	6,059	—	6,059
KTB Newlake Global Healthcare PEF		31,005	225	598	244	—	244
Daekwang Semiconductor Co., Ltd.		23,682	6,339	3,836	1,163	—	1,163
Shinhan-Neoplux Energy Newbiz Fund		44,615	25	4,221	1,749	—	1,749
Shinhan-Albatross tech investment Fund		27,685	385	982	594	—	594
Eum Private Equity Fund No.3		20	4	13,445	9,875	—	9,875
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		1	1	89	89	—	89
Meritz AI-SingA330-B Investment Type Private Private Placement Special Asset Fund		2	2	363	361	—	361
VOGO Debt Strategy Qualified INV Private		43,540	28	6,361	2,359	—	2,359
Shinhan-Midas Donga Secondary Fund		9,504	—	365	233	—	233
ShinHan – Soo Young Entrepreneur Investment Fund No.1		41,532	—	16,561	16,349	—	16,349
Shinhan Praxis K-Growth Global Private Equity Fund		52,890	183	201	(2,306)	—	(2,306)
Credian Healthcare Private Equity Fund II		17,141	15	25,926	24,638	—	24,638
Kiwoom Milestone Professional Private Real Estate Trust 19		58,393	38,558	2,772	(449)	—	(449)
AIP EURO Green Private Real Estate Trust No.3		98,866	86	6,893	6,231	—	6,231
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,798	721	32,667	7,180	—	7,180
Shinhan Global Healthcare Fund 1		55	2,104	1,034	(74,736)	—	(74,736)
JB Power TL Investment Type Private Placement Special Asset Fund 7		48,605	45	23,547	2,251	—	2,251
KB NA Hickory Private Special Asset Fund		93,236	69	13,464	4,312	—	4,312
Koramco Europe Core Private Placement Real Estate Fund No.2-2		46,239	3,948	4,920	877	—	877
BNP Paribas Cardif General Insurance		85,278	33,063	23,632	(7,972)	(161)	(8,133)
Hermes Private Investment Equity Fund		20,919	8	11	(948)	—	(948)
Shinhan-Nvestor Liquidity Solution Fund		18,032	—	2,704	2,537	—	2,537
Shinhan AIM FoF Fund 1a		35,060	20	4,378	777	—	777
IGIS Global Credit Fund 150-1		29,153	24	10,076	6,263	—	6,263
Soo Commerce Platform Growth Fund		4,661	3	13,172	13,314	—	13,314

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Partner One Value up I Private Equity Fund	~~W~~	42,205	—	457	(329)	—	(329)
Genesis No.1 Private Equity Fund		382,353	31,024	158,070	125,312	—	125,312
Korea Omega Project Fund III		15,141	—	2,383	2,323	—	2,323
Soo Delivery Platform Growth Fund		13,563	3	11,300	10,249	—	10,249
Genesis North America Power Company No.1 PEF		48,221	5,727	6,976	6,449	—	6,449
Hyungje art printing		866	1,130	253	—	—	—
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		46,514	1,164	11,240	2,846	—	2,846
Shinhan-Rhinos 1 Fund		11,561	1	2,784	2,554	—	2,554
Pacific Private Investment Trust No.20		13,805	11	974	974	—	974
Susung Mezzanine project P1 Private Investment Trust		3,220	—	3,412	(373)	—	(373)
Korea Finance Security		37,522	17,032	118,906	(1,174)	—	(1,174)
Multimedia Tech Co.Ltd		593	662	555	(158)	—	(158)
MIEL CO.,LTD		474	559	585	(169)	—	(169)
AIP Transportation Specialized Privately Placed Fund Trust #1		92,454	101	17,221	132	—	132
DB Epic Convertiblebond Private Trust No.2		11,382	34	1,169	1,021	—	1,021
E&Healthcare Investment Fund No.6		72,023	—	36,332	33,844	—	33,844
One Shinhan Global Fund1		22,244	—	92	(406)	—	(406)
Kiwoom-Shinhan Innovation Fund I		32,096	158	2,984	2,371	—	2,371
Daishin-K&T New Technology Investment Fund		55,501	33,101	64	(183)	—	(183)
Midas Asset Global CRE Debt Private Fund No.6		115,240	118	7,041	5,153	—	5,153
Richmond Private Investment Trust No.82		49,961	24,879	1,658	1,306	—	1,306
Tiger Alternative Real Estate Professional Private5		38,064	86	7,827	113	—	113
Samchully Midstream Private Placement Special Asset Fund 5-4		67,177	36	8,012	(2,228)	—	(2,228)
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		327,973	56	13,607	12,656	—	12,656
NH-Amundi Global Infrastructure Trust 14		62,729	1	7,216	2,606	—	2,606
Jarvis Memorial Private Investment Trust 1		10,147	4	651	647	—	647

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Mastern Private Private Invetstment Trust 68	~~W~~	18,620	—	878	877	—	877
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,422	20	6,374	1,224	—	1,224
Milestone Private Real Estate Fund 3		57,792	2	7,083	6,797	—	6,797
IGIS Private Real Estate Investment Trust 286		74,406	53,065	5,298	696	—	696
Nomura-Rifa Private Real Estate Investment Trust 31		98,291	71,442	7,584	1,356	—	1,356
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		62,682	45	6,511	6,169	—	6,169
Hana Semiconductor New Technology Fund		111,661	12,346	70,303	56,926	—	56,926
J&Magnet Startup Venture Specialized Private Equity Fund		24,381	50	8,291	8,638	—	8,638
Cape IT Fund No.3		32,448	75	4,145	3,837	—	3,837
FuturePlay-Shinhan TechInnovation Fund 1		8,621	31	5	(469)	—	(469)
Stonebridge Corporate 1st Fund		7,342	1	679	584	—	584
Vogo Realty Partners Private Real Estate Fund V		50,139	99	8,137	4,701	—	4,701
Korea Credit Bureau		114,571	37,062	93,275	3,992	—	3,992
Goduck Gangil1 PFV Co., Ltd		334,349	348,276	—	(10,065)	—	(10,065)
SBC PFV Co., Ltd		119,994	7,199	—	(7,169)	—	(7,169)
NH-amundi global infra private fund 16		87,908	230	20,499	(6,215)	—	(6,215)
IMM Global Private Equity Fund		367,570	1,368	17,222	2,995	—	2,995
HANA Alternative Estate Professional Private122		39,449	38	6,836	5,487	—	5,487
Hanwha-Incus Plus New Technology Fund No.1		25,860	—	13,169	12,961	—	12,961
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		198,644	87,218	4,479	3,329	—	3,329
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		395,815	—	14,737	11,688	—	11,688
PSA EMP Private Equity Fund		33,953	97	8	(393)	—	(393)
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		57,026	784	13,342	339	—	339

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BRAIN DO PROFESSIONALE PRIVATE No. 27	~~W~~	11,827	12	1,414	1,292	—	1,292
UI Venture Fund 7th		13,466	21	2,044	1,145	—	1,145
Sparklabs-Shinhan Opportunity Fund 1		9,760	—	—	(340)	—	(340)
BNW Tech-Innovation Private Equity Fund		20,119	213	45	(194)	—	(194)
IGIS Real-estate Private Investment Trust No.33		88,319	53,812	1,570	378	—	378
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust		9,505	—	5	5	—	5
WWG Global Real Estate Investment Trust no.4		60,083	12	8,431	2,971	—	2,971
Fidelis Global Private Real Estate Trust No.2		24,901	2	1,902	1,214	—	1,214
IGIS PRIVATE REAL ESTATE TRUST NO.331		57,655	45,417	20	(388)	—	(388)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		173,538	783	40,882	13,425	—	13,425
Pebblestone CGV Private Real Estate Trust No.1		63,907	36,405	7,451	1,141	—	1,141
Shinhan AIM Real Estate Fund No.2		75,018	138	7,611	(45,741)	—	(45,741)
Shinhan AIM Real Estate Fund No.1		223,471	28	22,855	7,284	—	7,284
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]		149,686	75	3,342	3,117	—	3,117
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]		71,774	169	4,948	(3,773)	—	(3,773)
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		9,380	12	576	(814)	—	(814)
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]		61,389	45,239	47,240	(46)	—	(46)
Korea Omega-Shinhan Project Fund I		11,861	—	—	(139)	—	(139)
New Green Shinhan Mezzanine Fund		12,538	1	2,387	2,337	—	2,337
KORAMKO-Daum Professional Private Investment Trust No.12		22,740	157	1,949	1,792	—	1,792

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Samsung SRA Real Estate Professional Private 45[FoFs]	~~W~~	42,895	230	4,155	(355)	—	(355)
IBK Global New Renewable Energy Special Asset Professional Private2		116,284	4,679	19,514	10,943	—	10,943
VS Cornerstone Fund		8,413	—	2	(87)	—	(87)
Aone Mezzanine Opportunity Professional Private		14,530	40	2,507	2,390	—	2,390
KiwoomUnicorn3New Technology Business Investment Fund		20,132	—	6,112	6,031	—	6,031
Multi Asset The United States Thortons Professional Private1		165,775	15	2,111	671	—	671
Kiwoom Milestone US Real Estate Professional Private20		68,591	157	3,508	2,286	—	2,286
NH-Amundi US Infrastructure Private Fund2		99,409	1,248	16,758	3,025	—	3,025
KB Distribution Private Real Estate1		50,013	500	1,174	1,151	—	1,151
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business]		71,647	54	2,677	2,571	—	2,571
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]		97,412	248	5,176	2,993	—	2,993
Kakao-Shinhan 1st TNYT Fund		12,014	331	2	(657)	—	(657)
IMM Special Situation 1-2 PRIVATE EQUITY FUND		54,328	33	4,378	4,344	—	4,344
Pacific Private Placement Real Estate Fund No.40		145,123	98,029	2,554	1,511	—	1,511
Mastern Private Real Estate Loan Fund No.2		17,156	201	98	(143)	—	(143)
LB Scotland Amazon Fulfillment Center Fund 29		44,483	28	1,975	612	—	612
JR AMC Hungary Budapest Office Fund 16		38,581	1,112	2,531	2,531	—	2,531
IGIS 372 Real Estate Professional Private		628,769	428,577	10,221	(4,808)	—	(4,808)
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		18,460	2,824	1,673	240	—	240
Future-Creation Neoplux Venture Capital Fund		27,271	4,137	7,270	4,300	—	4,300
Gyeonggi-Neoplux Superman Fund		31,898	186	533	(212)	—	(212)
NewWave 6th Fund		20,501	—	2,757	1,528	—	1,528

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Neoplux No.3 Private Equity Fund	~~W~~	103,712	756	9,114	(7,108)	—	(7,108)
PCC Amberstone Private Equity Fund I		104,930	1,194	12,280	5,501	—	5,501
KIAMCO POWERLOAN TRUST 4TH		92,817	23	815	1,193	—	1,193
Mastern Opportunity Seeking Real Estate Fund II		99,087	93	1,391	1,453	—	1,453
AION ELFIS PROFESSIONAL PRIVATE 1		27,672	30	2,710	2,642	—	2,642
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		15,074	73	—	(160)	—	(160)
Neoplux Market-Frontier Secondary Fund		56,363	1,636	1,359	(339)	—	(339)
Synergy Green New Deal 1st New Technology Business Investment Fund		35,539	12	39	27	—	27
KAIM Real-estate Private Investment Trust 20		13,254	—	254	254	—	254
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,902	6	—	(404)	—	(404)
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,010	10	10	—	—	—
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		45,582	9	—	(9)	—	(9)
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		45,582	9	—	(9)	—	(9)
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		141,811	93,336	1	1,290	—	1,290
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		116,853	66,459	—	(605)	—	(605)
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		70,487	14	194	180	—	180
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		20,174	40	4,210	4,134	—	4,134
Kiwoom Hero No.4 Private Equity Fund		22,359	1	—	3,358	—	3,358
Vogo Canister Professional Trust Private Fund I		119,968	76	17,022	4,148	—	4,148

(*)	Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2019 and 2020 are as follows:

	2019
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	351,193	14.99	52,665	(79)	—	52,586
Songrim Partners. (*1)		(62)	35.34	(22)	—	22	—
Neoplux Technology Valuation Investment Fund		49,152	33.33	16,384	—	—	16,384
Partners 4th Growth Investment Fund		59,669	25.00	14,917	—	—	14,917
KTB Newlake Global Healthcare PEF (*2)		37,036	30.00	11,110	—	170	11,280
Daekwang Semiconductor Co., Ltd.		16,179	20.94	3,388	—	—	3,388
Shinhan-Neoplux Energy Newbiz Fund		33,773	23.33	7,880	—	—	7,880
Shinhan-Albatross tech investment Fund		17,499	50.00	8,734	—	—	8,734
KCLAVIS Meister Fund No.17		4,593	26.09	1,198	—	—	1,198
Plutus-SG Private Equity Fund		15,868	26.67	4,231	—	—	4,231
Eum Private Equity Fund No.3		17,216	20.76	3,574	—	—	3,574
KTB Confidence Private Placement		19,305	31.43	6,067	—	—	6,067
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,820	23.89	4,256	—	—	4,256
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		44,226	20.16	8,916	—	—	8,916
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		49,650	20.00	9,930	—	—	9,930
Shinhan-Midas Donga Secondary Fund		6,972	50.00	3,486	—	—	3,486
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,954	24.00	4,549	—	—	4,549
Synergy-Shinhan Mezzanine New Technology Investment Fund		8,215	47.62	3,912	—	—	3,912
Shinhan Praxis K-Growth Global Private Equity Fund		54,601	18.87	10,302	—	—	10,302
Credian Healthcare Private Equity Fund II		6,977	34.07	2,377	—	—	2,377
Kiwoom Milestone Professional Private Real Estate Trust 19		20,816	50.00	10,407	—	—	10,407
AIP EURO Green Private Real Estate Trust No.3		98,135	21.28	20,884	—	—	20,884
Hanhwa US Equity Strategy Private Real Estate Fund No.1		57,901	44.84	25,964	—	—	25,964
Shinhan Global Healthcare Fund 1		72,687	4.41	3,209	—	—	3,209
JB Power TL Investment Type Private Placement Special Asset Fund 7		50,402	33.33	16,800	—	—	16,800
IBK AONE convertible 1		12,861	47.25	6,077	—	—	6,077

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Rico synergy collabo Multi-Mezzanine 3	~~W~~	6,431	50.03	3,217	—	—	3,217
KB NA Hickory Private Special Asset Fund		95,813	37.50	35,930	—	—	35,930
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,438	44.02	19,562	—	—	19,562
Shinhan-Stonebridge Petro PEF		38	1.82	1	—	—	1
BNP Paribas Cardif General Insurance		21,128	10.00	2,113	—	—	2,113
Axis Global Growth New Technology Investment Association		10,064	31.85	3,205	—	—	3,205
Polaris No7 Start up and Venture Private Equity Fund		8,061	28.57	2,303	—	—	2,303
Hermes Private Investment Equity Fund		21,859	29.17	6,376	—	—	6,376
SHC ULMUS Fund No.1		10,706	29.41	3,149	—	—	3,149
Shinhan-Nvestor Liquidity Solution Fund		19,524	24.92	4,865	—	—	4,865
Shinhan AIM FoF Fund 1a		28,967	25.00	7,242	—	—	7,242
IGIS Global Credit Fund 150-1		38,874	25.00	9,718	—	—	9,718
GX Shinhan Intervest 1st Private Equity Fund		131,237	25.27	33,166	—	—	33,166
Soo Commerce Platform Growth Fund		25,762	24.62	6,343	—	—	6,343
Partner One Value up I Private Equity Fund		42,602	27.91	11,891	—	—	11,891
Genesis No.1 Private Equity Fund		224,315	22.80	51,150	—	—	51,150
GMB ICT New Technology Investment Fund		29,359	26.75	7,854	—	—	7,854
Korea Omega Project Fund III		12,818	23.53	3,016	—	—	3,016
Soo Delivery Platform Growth Fund		29,740	30.00	8,922	—	—	8,922
Genesis North America Power Company No.1 PEF		45,759	39.92	18,275	—	—	18,275
Hyungje art printing (*1)		(264)	31.54	(83)	—	83	—
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		88,763	23.33	20,712	—	—	20,712
Shinhan-Rhinos 1 Fund		13,474	22.48	3,029	—	—	3,029
Pacific Private Investment Trust No.20		18,749	21.74	4,076	—	—	4,076
Susung Mezzanine project P1 Private Investment Trust		9,672	41.18	5,128	—	—	5,128
Korea Finance Security		21,693	14.91	3,235	—	—	3,235
MIEL CO.,LTD (*1)		(119)	28.77	(34)	—	34	—
AIP Transportation Specialized Privately Placed Fund Trust #1		88,395	35.73	31,580	—	—	31,580
Lime Neptune Professional Private 6		10,125	50.00	5,063	—	—	5,063

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
PCC S/W 2nd Fund	~~W~~	10,154	29.56	3,001	—	—	3,001
E&Healthcare Investment Fund No.6		38,179	20.37	7,776	—	—	7,776
One Shinhan Global Fund 1		22,244	19.98	4,441	—	—	4,441
Kiwoom-Shinhan Innovation Fund I		14,568	50.00	7,284	—	—	7,284
Daishin-K&T New Technology Investment Fund		22,583	31.25	7,057	—	—	7,057
Midas Asset Global CRE Debt Private Fund No.6		118,368	20.05	23,731	—	—	23,731
Richmond Private Investment Trust No.82		25,200	60.00	15,120	—	—	15,120
Tiger Alternative Real Estate Professional Private5		40,689	48.71	19,820	—	—	19,820
Samchully Midstream Private Placement Special Asset Fund 5-4		71,625	42.92	30,742	—	—	30,742
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		269,155	20.00	53,831	—	—	53,831
AUCTUS FITRIN Corporate Recovery Private Equity Fund		67,004	21.43	14,358	—	—	14,358
NH-Amundi Global Infrastructure Trust 14		61,657	30.00	18,497	—	—	18,497
Pacific Private Real Estate Fund Investment Trust No.30		39,509	37.50	14,816	—	—	14,816
Jarvis Memorial Private Investment Trust 1		10,267	99.01	10,166	—	—	10,166
Mastern Private Private Investment Trust 68		18,598	53.76	9,999	—	—	9,999
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		7,329	60.00	4,397	—	—	4,397
Milestone Private Real Estate Fund 3 (Derivative Type)		53,608	32.06	17,186	—	—	17,186
IGIS Private Real Estate Investment Trust 286 (2 class)		23,502	41.56	9,768	—	—	9,768
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		28,469	31.31	8,914	—	—	8,914
Lime Pricing Private Equity Fund		32,113	25.85	8,300	—	—	8,300
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		197,417	21.27	41,991	—	—	41,991
DS Solid.II Hedge Fund		15,042	27.41	4,123	—	—	4,123
Hana Semiconductor New Technology Fund		52,905	24.30	12,856	—	—	12,856

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2019
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
J&Magnet Startup Venture Specialized Private Equity Fund	~~W~~	24,513	24.39	5,979	—	—	5,979
Cape IT Fund No.3		30,298	32.89	9,967	—	—	9,967
Vogo Realty Partners Private Real Estate Fund V		47,958	21.64	10,376	—	—	10,376
IL GU FARM CO.,LTD (*1)		(316)	28.47	(90)	—	90	—
Korea Credit Bureau		75,689	9.00	6,812	—	—	6,812
SBC PFV Co., Ltd		80,000	25.00	20,000	—	—	20,000
Sprott Global Renewable Private Equity Fund II		82,718	23.10	19,016	—	—	19,016
NH-amundi global infra private fund 16		96,316	50.00	48,158	—	—	48,158
IMM Global Private Equity Fund		90,807	31.85	28,925	—	—	28,925
HANA Alternative Estate Professional Private122		34,853	75.19	26,205	—	—	26,205
Hanwha-Incus Plus New Technology Fund No.1		12,899	42.64	5,499	—	—	5,499
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		111,607	45.96	51,293	—	—	51,293
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		261,433	57.50	150,317	—	—	150,317
PSA EMP Private Equity Fund		34,250	28.99	9,927	—	—	9,927
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		56,360	52.28	29,463	—	—	29,463
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		22,285	25.70	5,727	—	—	5,727
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		22,536	25.42	5,729	—	—	5,729
BRAIN DO PROFESSIONALE PRIVATE No. 27		10,295	29.13	3,065	—	—	3,065
VISION US Muni US Local Debt Opportunities Professional Private1(S)		39,095	25.00	9,869	—	—	9,869
Other		337,794	—	85,931	—	—	85,931

	~~W~~	4,951,196		1,452,541	(79)	399	1,452,861

(*1)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*2)	Other represents the adjustments of fair value when acquired.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	337,586	14.99	50,632	(32)	—	50,600
Songrim Partners (*1)		(62)	35.34	(22)	—	22	—
Partners 4th Growth Investment Fund		47,832	25.00	11,958	—	—	11,958
KTB Newlake Global Healthcare PEF (*2)		30,780	30.00	9,234	—	170	9,404
Daekwang Semiconductor Co., Ltd.		17,343	20.94	3,631	—	—	3,631
Shinhan-Neoplux Energy Newbiz Fund		44,590	31.66	14,470	—	—	14,470
Shinhan-Albatross tech investment Fund		27,300	49.97	13,322	—	—	13,322
Eum Private Equity Fund No.3		16	20.76	3	—	—	3
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		—	23.89	—	—	—	—
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		—	20.16	—	—	—	—
VOGO Debt Strategy Qualified INV Private		43,512	20.00	8,702	—	—	8,702
Shinhan-Midas Donga Secondary Fund		9,504	50.00	4,752	—	—	4,752
ShinHan – Soo Young Entrepreneur Investment Fund No.1		41,532	24.00	9,968	—	—	9,968
Shinhan Praxis K-Growth Global Private Equity Fund		52,707	18.87	9,945	—	—	9,945
Credian Healthcare Private Equity Fund II		17,126	34.07	5,835	—	—	5,835
Kiwoom Milestone Professional Private Real Estate Trust 19		19,835	50.00	9,918	—	—	9,918
AIP EURO Green Private Real Estate Trust No.3		98,780	21.28	21,021	—	—	21,021
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,077	44.84	2,277	—	—	2,277
Shinhan Global Healthcare Fund 1		(2,049)	4.41	(90)	—	90	—
JB Power TL Investment Type Private Placement Special Asset Fund 7		48,560	33.33	16,186	—	—	16,186
KB NA Hickory Private Special Asset Fund		93,167	37.50	34,938	—	—	34,938
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,291	44.02	18,618	—	—	18,618
BNP Paribas Cardif General Insurance		52,215	7.46	3,895	—	—	3,895
Hermes Private Investment Equity Fund		20,911	29.17	6,099	—	—	6,099
Shinhan-Nvestor Liquidity Solution Fund		18,032	24.92	4,493	—	—	4,493
Shinhan AIM FoF Fund 1a		35,040	25.00	8,760	—	—	8,760
IGIS Global Credit Fund 150-1		29,129	25.00	7,282	—	—	7,282
Soo Commerce Platform Growth Fund		4,658	24.62	1,147	—	—	1,147
Partner One Value up I Private Equity Fund		42,205	27.91	11,779	—	—	11,779
Genesis No.1 Private Equity Fund		351,329	22.80	80,113	—	—	80,113
Korea Omega Project Fund III		15,141	23.53	3,563	—	—	3,563
Soo Delivery Platform Growth Fund		13,560	30.00	4,068	—	—	4,068

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Genesis North America Power Company No.1 PEF	~~W~~	42,494	39.96	16,983	—	—	16,983
Hyungje art printing (*1)		(264)	31.54	(83)	—	83	—
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		45,350	23.33	10,582	—	—	10,582
Shinhan-Rhinos 1 Fund		11,560	22.48	2,599	—	—	2,599
Pacific Private Investment Trust No.20		13,794	21.74	2,999	—	—	2,999
Susung Mezzanine project P1 Private Investment Trust		3,220	41.31	1,345	—	—	1,345
Korea Finance Security		20,490	14.91	3,055	—	—	3,055
Multimedia Tech Co.Ltd. (*1)		(69)	21.06	(15)	—	15	—
MIEL CO.,LTD (*1)		(85)	28.77	(25)	—	25	—
AIP Transportation Specialized Privately Placed Fund Trust #1		92,353	35.73	32,993	—	—	32,993
DB Epic Convertiblebond Private Trust No.2		11,348	50.98	5,785	—	—	5,785
E&Healthcare Investment Fund No.6		72,023	21.05	15,163	—	—	15,163
One Shinhan Global Fund1		22,244	19.96	4,029	—	—	4,029
Kiwoom-Shinhan Innovation Fund I		31,938	50.00	15,969	—	—	15,969
Daishin-K&T New Technology Investment Fund		22,400	31.25	7,000	—	—	7,000
Midas Asset Global CRE Debt Private Fund No.6		115,122	41.16	47,389	—	—	47,389
Richmond Private Investment Trust No.82		25,082	60.00	15,049	—	—	15,049
Tiger Alternative Real Estate Professional Private5		37,978	48.71	18,499	—	—	18,499
Samchully Midstream Private Placement Special Asset Fund 5-4		67,141	42.92	28,818	—	—	28,818
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		327,917	20.00	65,616	—	—	65,616
NH-Amundi Global Infrastructure Trust 14		62,728	30.00	18,819	—	—	18,819
Jarvis Memorial Private Investment Trust 1		10,143	99.01	10,043	—	—	10,043
Mastern Private Private Invetstment Trust 68		18,620	53.76	10,010	—	—	10,010
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,402	60.00	35,641	—	—	35,641
Milestone Private Real Estate Fund 3		57,790	32.06	18,528	—	—	18,528
IGIS Private Real Estate Investment Trust 286		21,341	41.44	8,844	—	—	8,844
Nomura-Rifa Private Real Estate Investment Trust 31		26,849	31.31	8,407	—	—	8,407
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		62,637	21.27	13,323	—	—	13,323

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Hana Semiconductor New Technology Fund	~~W~~	99,315	24.30	24,131	—	—	24,131
J&Magnet Startup Venture Specialized Private Equity Fund		24,331	24.39	5,935	—	—	5,935
Cape IT Fund No.3		32,373	32.89	10,649	—	—	10,649
FuturePlay-Shinhan TechInnovation Fund 1		8,590	50.00	4,295	—	—	4,295
Stonebridge Corporate 1st Fund		7,341	44.12	3,239	—	—	3,239
Vogo Realty Partners Private Real Estate Fund V		50,040	21.64	10,827	—	—	10,827
Korea Credit Bureau		77,509	9.00	6,976	—	—	6,976
Goduck Gangil1 PFV Co., Ltd (*1)		(13,927)	1.04	(145)	—	145	—
SBC PFV Co., Ltd		112,795	25.00	18,208	—	—	18,208
NH-amundi global infra private fund 16		87,678	50.00	43,839	—	—	43,839
IMM Global Private Equity Fund		366,202	33.00	120,855	—	—	120,855
HANA Alternative Estate Professional Private122		39,411	75.19	29,631	—	—	29,631
Hanwha-Incus Plus New Technology Fund No.1		25,860	42.64	11,026	—	—	11,026
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		111,426	45.96	51,210	—	—	51,210
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		395,815	72.39	286,531	—	—	286,531
PSA EMP Private Equity Fund		33,856	28.99	9,814	—	—	9,814
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		56,242	52.28	29,401	—	—	29,401
BRAIN DO PROFESSIONALE PRIVATE No. 27		11,815	29.13	3,441	—	—	3,441
UI Venture Fund 7th		13,445	24.39	3,279	—	—	3,279
Sparklabs-Shinhan Opportunity Fund 1		9,760	49.50	4,832	—	—	4,832
BNW Tech-Innovation Private Equity Fund		19,906	29.85	5,942	—	—	5,942
IGIS Real-estate Private Investment Trust No.33		34,507	40.86	14,099	—	—	14,099
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust.		9,505	31.58	3,002	—	—	3,002
WWG Global Real Estate Investment Trust no.4		60,071	29.55	17,752	—	—	17,752
Fidelis Global Private Real Estate Trust No.2		24,899	78.26	19,485	—	—	19,485
IGIS PRIVATE REAL ESTATE TRUST NO.331		12,238	30.77	3,765	—	—	3,765
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		172,755	28.70	48,344	—	—	48,344

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Pebblestone CGV Private Real Estate Trust No.1	~~W~~	27,502	48.53	13,346	—	—	13,346
Shinhan AIM Real Estate Fund No.2		74,880	30.00	22,464	—	—	22,464
Shinhan AIM Real Estate Fund No.1		223,443	21.01	46,945	—	—	46,945
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]		149,611	22.02	32,944	—	—	32,944
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]		71,605	29.19	20,902	—	—	20,902
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		9,368	71.43	6,692	—	—	6,692
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]		16,150	30.00	4,845	—	—	4,845
Korea Omega-Shinhan Project Fund I		11,861	50.00	5,931	—	—	5,931
New Green Shinhan Mezzanine Fund		12,537	39.22	4,916	—	—	4,916
KORAMKO-Daum Professional Private Investment Trust No.12		22,583	33.33	7,528	—	—	7,528
Samsung SRA Real Estate Professional Private 45[FoFs]		42,665	25.00	10,666	—	—	10,666
IBK Global New Renewable Energy Special Asset Professional Private2		111,605	28.98	32,349	—	—	32,349
VS Cornerstone Fund		8,413	41.18	3,464	—	—	3,464
Aone Mezzanine Opportunity Professional Private		14,490	66.12	9,580	—	—	9,580
KiwoomUnicorn3New Technology Business Investment Fund		20,132	21.28	4,283	—	—	4,283
Multi Asset The United States Thortons Professional Private1 (*2)		165,760	25.00	41,440	—	—	41,440
Kiwoom Milestone US Real Estate Professional Private20		68,434	75.27	51,512	—	—	51,512
NH-Amundi US Infrastructure Private Fund2 (*2)		98,161	25.91	25,430	—	—	25,430
KB Distribution Private Real Estate1 (*2)		49,513	62.00	30,698	—	—	30,698
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business] (*2)		71,593	28.93	20,712	—	—	20,712

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative] (*2)	~~W~~	97,164	30.00	29,149	—	—	29,149
Kakao-Shinhan 1st TNYT Fund		11,683	48.62	5,681	—	—	5,681
IMM Special Situation 1-2 PRIVATE EQUITY FUND		54,295	20.02	10,870	—	—	10,870
Pacific Private Placement Real Estate Fund No.40		47,094	24.73	11,647	—	—	11,647
Mastern Private Real Estate Loan Fund No.2		16,955	33.57	5,692	—	—	5,692
LB Scotland Amazon Fulfillment Center Fund 29		44,455	70.14	31,182	—	—	31,182
JR AMC Hungary Budapest Office Fund 16		37,469	32.57	12,204	—	—	12,204
IGIS 372 Real Estate Professional Private		200,192	28.39	56,835	—	—	56,835
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		15,636	19.00	3,830	—	—	3,830
Future-Creation Neoplux Venture Capital Fund		23,134	16.25	3,796	—	—	3,796
Gyeonggi-Neoplux Superman Fund		31,712	21.76	6,399	—	—	6,399
NewWave 6th Fund		20,501	30.00	6,150	—	—	6,150
Neoplux No.3 Private Equity Fund		102,956	10.00	10,295	—	—	10,295
PCC Amberstone Private Equity Fund I		103,736	21.67	22,480	—	—	22,480
KIAMCO POWERLOAN TRUST 4TH		92,794	47.37	43,955	—	—	43,955
Mastern Opportunity Seeking Real Estate Fund II		98,994	20.00	19,799	—	—	19,799
AION ELFIS PROFESSIONAL PRIVATE 1		27,642	20.00	5,528	—	—	5,528
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		15,001	29.68	4,453	—	—	4,453
Neoplux Market-Frontier Secondary Fund		54,727	19.74	11,545	—	—	11,545
Synergy Green New Deal 1st New Technology Business Investment Fund		35,527	28.17	10,008	—	—	10,008
KAIM Real-estate Private Investment Trust 20		13,254	38.46	5,098	—	—	5,098
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,896	50.00	7,948	—	—	7,948
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,000	62.50	3,125	—	—	3,125
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		45,573	97.85	44,594	—	—	44,594
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		45,573	97.85	44,594	—	—	44,594
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		48,475	25.00	15,855	—	—	15,855

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395	~~W~~	50,394	58.82	29,644	—	—	29,644
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		70,473	30.00	21,142	—	—	21,142
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		20,134	25.00	5,034	—	—	5,034
Kiwoom Hero No.4 Private Equity Fund		22,358	21.05	4,707	—	—	4,707
Vogo Canister Professional Trust Private Fund I		119,892	36.68	43,975	—	—	43,975
Others		519,091		139,164	—	—	139,164

	~~W~~	8,101,037		2,657,250	(32)	550	2,657,768

(*1)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*2)	Other represents the adjustments of fair value when acquired.

(e)	The unrecognized equity method losses as of and for the years ended December 31, 2019 and 2020 are as follows:

	2019
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Songrim Partners.	~~W~~	(14)	(22)
Hyungje art printing		(45)	(83)
MIEL CO.,LTD		(34)	(34)
IL GU FARM CO.,LTD		(90)	(90)

	~~W~~	(183)	(229)

	2020
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Songrim Partners.	~~W~~	—	(22)
Multimedia Tech Co.Ltd		(15)	(15)
Hyungje art printing		(83)	(83)
MIEL CO.,LTD		(25)	(25)
Goduck Gangil1 PFV Co., Ltd		(145)	(145)

	~~W~~	(268)	(290)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

16.	Investment properties

(a)	Investment properties as of December 31, 2019 and 2020 are as follows:

	2019		2020
Acquisition cost	~~W~~	605,773	767,118
Accumulated depreciation		(117,163)	(151,883)

Carrying value	~~W~~	488,610	615,235

(b)	Changes in investment properties for the years ended December 31, 2019 and 2020 are as follows:

	2019		2020
Beginning balance	~~W~~	474,820	488,610
Acquisition		2,767	244,100
Disposal		(73,588)	(92,337)
Depreciation		(17,565)	(20,165)
Amounts transferred from (to) property and equipment		104,573	(4,064)
Amounts transferred to assets held for sale (*)		(15,795)	(910)
Foreign currency adjustment		(169)	1
Business combination (Note 47)		13,567	—

Ending balance	~~W~~	488,610	615,235

(*)	Comprise land and buildings, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Rental income	~~W~~	32,488	43,777	23,890
Direct operating expenses for investment properties that generated rental income		12,191	12,107	11,951

(d)	The fair value of investment property as of December 31, 2019 and 2020 is as follows:

	2019		2020
Land and buildings (*)	~~W~~	1,062,195	1,254,149

(*)

Fair value of investment properties is estimated based in the recent market transaction conditions with an independent third party and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

17.	Other assets

(a)	Other assets as of December 31, 2019 and 2020 are as follows:

	2019		2020
Accounts receivable	~~W~~	9,355,388	12,511,880
Domestic exchange settlement debit		4,337,628	4,055,744
Guarantee deposits		1,184,572	1,145,045
Present value discount on guarantee deposits		(45,316)	(33,062)
Accrued income		2,612,823	2,535,847
Prepaid expense		193,849	202,218
Provisional payments		71,764	183,935
Sundry assets		93,766	106,341
Separate account assets		8,253,351	9,267,722
Advance payments		317,365	203,023
Unamortized deferred acquisition cost		907,868	979,942
Others		661,998	1,118,926
Allowances for credit loss of other assets		(66,775)	(82,895)

	~~W~~27,878,281		32,194,666

(b)	Changes in unamortized deferred acquisition cost by insurance type for the year ended December 31, 2020 are as follows:

	2020
	Beginning balance		Acquisition cost incurred			Amortization	Ending balance
			Cost	Expensed	Deferral
Individual insurance
Pure endowment insurance	~~W~~	67,856	11,602	(6,450)	5,152	(35,504)	37,504
Death insurance		834,415	771,973	(298,355)	473,618	(375,111)	932,922
Endowment insurance		4,764	19,024	(11,001)	8,023	(3,862)	8,925

		907,035	802,599	(315,806)	486,793	(414,477)	979,351
Group insurance
Pure protection		833	343	(164)	179	(421)	591

	~~W~~	907,868	802,942	(315,970)	486,972	(414,898)	979,942

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

18.	Leases

(a)	Gross investment and present value of minimum lease payment of finance lease as of December 31, 2019 and 2020, are as follows:

	2019
	Gross investment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	529,326	94,809	434,517
1 ~ 2 years		443,708	63,226	380,482
2 ~ 3 years		469,754	37,725	432,029
3 ~ 4 years		289,798	16,773	273,025
4 ~ 5 years		150,811	4,225	146,586
Later than 5 years		16,782	44	16,738

	~~W~~	1,900,179	216,802	1,683,377

(*)	Interest income on finance lease receivables recognized for the year ended December 31, 2019 is W74,933 million.

	2020
	Gross investment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	678,790	73,230	605,560
1 ~ 2 years		527,757	43,701	484,056
2 ~ 3 years		391,447	21,169	370,278
3 ~ 4 years		219,040	6,089	212,951
4 ~ 5 years		93,975	432	93,543
Later than 5 years		6,320	53	6,267

	~~W~~	1,917,329	144,674	1,772,655

(*)	Interest income on finance lease receivables recognized for the year ended December 31, 2020 is ~~W~~76,742 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

18.	Leases (continued)

(b)	Minimum lease payment receivable schedule for lease contracts of the Group as lessor as of December 31, 2019 and 2020 are as follows:

i)	Finance lease

	2019
	Minimum lease payment		Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	529,326	94,809	434,517
1 ~ 2 years		443,708	63,226	380,482
2 ~ 3 years		469,754	37,725	432,029
3 ~ 4 years		289,798	16,773	273,025
4 ~ 5 years		150,811	4,225	146,586
Later than 5 years		16,782	44	16,738

	~~W~~	1,900,179	216,802	1,683,377

	2020
	Minimum lease payment		Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	678,790	73,230	605,560
1 ~ 2 years		527,757	43,701	484,056
2 ~ 3 years		391,447	21,169	370,278
3 ~ 4 years		219,040	6,089	212,951
4 ~ 5 years		93,975	432	93,543
Later than 5 years		6,320	53	6,267

	~~W~~	1,917,329	144,674	1,772,655

ii)	Operating lease

	Minimum lease payment
	2019		2020
Not later than 1 year	~~W~~	142,140	276,590
1 ~ 2 years		118,781	233,443
2 ~ 3 years		76,379	182,261
3 ~ 4 years		37,047	124,556
4 ~ 5 years		14,984	52,997
Later than 5 years		83	95,414

	~~W~~	389,414	965,261

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

18.	Leases (continued)

(c)	Changes in operating lease assets for the years ended December 31, 2019 and 2020 are as follows:

	2019		2020
Beginning balance	~~W~~	370,868	549,741
Acquisition		411,971	681,607
Disposal		(134,810)	(54,042)
Depreciation		(98,288)	(163,006)

Ending balance	~~W~~	549,741	1,014,300

(d)	The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2019 and 2020 are as follows:

	2019
	Acquisition cost		Accumulated depreciation	Carrying value
Real estate	~~W~~	1,306,759	(228,956)	1,077,803
Vehicle		30,051	(8,057)	21,994
Others		20,396	(7,397)	12,999

	~~W~~1,357,206		(244,410)	1,112,796

	2020
	Acquisition cost		Accumulated depreciation	Carrying value
Real estate	~~W~~	953,135	(396,716)	556,419
Vehicle		36,680	(16,059)	20,621
Others		26,368	(12,991)	13,377

	~~W~~1,016,183		(425,766)	590,417

(e)	The details of the changes in the right-of-use assets for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	554,478	16,528	12,570	583,576
Acquisition		781,097	16,523	8,163	805,783
Disposal		(10,808)	(1,638)	(149)	(12,595)
Depreciation		(280,691)	(10,094)	(7,753)	(298,538)
Effects of foreign currency movements		2,890	91	—	2,981
Business combination		30,837	584	168	31,589

Ending balance	~~W~~	1,077,803	21,994	12,999	1,112,796

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

18.	Leases (continued)

	2020
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	1,077,803	21,994	12,999	1,112,796
Acquisition		286,981	12,556	6,421	305,958
Disposal		(21,763)	(2,394)	(16)	(24,173)
Depreciation		(268,376)	(11,625)	(6,027)	(286,028)
Substitution		(513,437)	—	—	(513,437)
Effects of foreign currency movements		(5,375)	(5)	—	(5,380)
Business combination (Note 47)		586	95	—	681

Ending balance	~~W~~	556,419	20,621	13,377	590,417

(f)	The details of the maturity of the lease liability as of December 31, 2019 and 2020 are as follows:

	2019
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	20,967	34,357	47,644	86,228	848,699	28,973	1,066,868
Vehicle		1,378	1,542	2,178	4,108	14,410	—	23,616
Others		959	994	1,288	2,057	8,477	—	13,775

	~~W~~23,304		36,893	51,110	92,393	871,586	28,973	1,104,259

(*)	The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

	2020
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	22,560	36,746	49,746	90,057	287,932	69,083	556,124
Vehicle		3,404	1,840	2,490	4,765	11,632	—	24,131
Others		520	806	1,203	2,031	9,345	1	13,906

	~~W~~26,484		39,392	53,439	96,853	308,909	69,084	594,161

(g)	The lease payments for low-value assets and short-term leases for the years ended December 31, 2019 and 2020 are as follows:

	2019		2020
Low-value assets	~~W~~	5,045	6,181
Short-term lease (*)		907	836

Total	~~W~~	5,952	7,017

(*)	The payments for leases with terms less than 1 month are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

19.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2019 and 2020 are as follows:

	2019		2020	Reasons for collateral
Loans at amortized cost	~~W~~	128,163	—	Borrowings
Securities:
Securities at FVTPL		15,016,057	15,328,573	Customer RP
Securities at FVOCI		2,387,555	4,058,033	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc
Securities at amortized cost		12,791,744	14,516,567	Borrowings, Settlement security for Bank of Korea, Customer RP, etc

		30,195,356	33,903,173

Deposits at amortized cost		1,090,161	784,626	Borrowings
Property and Equipment (real estate)		121,446	301,098	Set for near mortgage, etc
Other financial assets		404	355	Performance guarantee, etc

	~~W~~	31,535,530	34,989,252

(*)

The carrying amounts of assets pledged that the pledgees have the right to sell or re-pledge regardless of the Group’s default as of December 31, 2019 and 2020 are ~~W~~9,696,487 million and ~~W~~11,190,218 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or re-pledge regardless of the pledger’s default as of December 31, 2019 and 2020 are as follows:

	2019
	Collateral held			The fair value of collateral sold or re-provided as collateral
	Assets pledged as collateral		Assets received as collateral
Securities	~~W~~	9,240,573	2,007,036	—

	2020
	Collateral held			The fair value of collateral sold or re-provided as collateral
	Assets pledged as collateral		Assets received as collateral
Securities	~~W~~	10,487,095	2,871,910	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

20.	Deposits

Deposits as of December 31, 2019 and 2020 are as follows:

	2019		2020
Demand deposits:
Korean won	~~W~~	103,048,895	132,444,929
Foreign currencies		13,233,812	16,280,268

		116,282,707	148,725,197

Time deposits:
Korean won		139,824,896	137,719,464
Foreign currencies		18,602,551	20,114,427

		158,427,447	157,833,891

Certificates of deposits		9,707,791	5,946,704
Discount note deposits		4,579,587	6,226,937
CMA		3,987,372	4,006,319
Others		1,889,352	3,677,820

	~~W~~	294,874,256	326,416,868

21.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of December 31, 2019 and 2020 are as follows:

	2019		2020
Securities sold:
Stocks	~~W~~	298,008	387,857
Bonds		825,942	503,920
Others		40,747	5,352

		1,164,697	897,129
Gold/silver deposits		467,760	539,565

	~~W~~	1,632,457	1,436,694

22.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2019 and 2020 are as follows:

	2019		2020	Reason for designation
Equity-linked securities sold	~~W~~	6,880,811	6,556,288	Combined instrument
Securities sold with embedded derivatives		2,528,645	1,899,436

	~~W~~	9,409,456	8,455,724

(*)	The Group designated the financial liabilities at the initial recognition(or subsequently) in accordance with paragraph 6.7.1 of IFRS 9 as financial liabilities at fair value through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

22.	Financial liabilities designated at fair value through profit or loss (continued)

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~8,455,724 million as of December 31, 2020. Decrease in values of the liability due to credit risk changes is ~~W~~9,689 million for the year ended December 31, 2020 and the accumulated changes in values are ~~W~~(-)7,133 million as of December 31, 2020.

23.	Borrowings

Borrowings as of December 31, 2019 and 2020 are as follows:

	2019			2020
	Interest rate (%)	Amount		Interest rate (%)	Amount
Borrowings denominated in Korean won:
Borrowings from Bank of Korea	0.50~0.75	~~W~~	2,429,346	0.25	~~W~~	5,351,110
Others	0.00~6.00		14,202,096	0.00~6.20		16,375,272

			16,631,442			21,726,382

Borrowings denominated in foreign currencies:
Overdraft due from banks	0.00		86,791	0.00		71,309
Borrowings from banks	0.11~7.50		6,576,849	0.00~8.00		5,423,571
Others	1.94~13.65		1,748,031	0.00~12.45		1,538,021

			8,411,671			7,032,901

Call money	0.00~ 5.25		712,247	0.35~ 0.55		1,760,042
Bill of sale	0.80~ 1.60		19,070	0.00~ 1.10		10,706
Bonds sold under repurchase agreements:	0.95~ 5.40		9,089,736	0.00~ 5.15		11,065,584
Deferred origination costs			(1,010)			(1,551)

		~~W~~	34,863,156		~~W~~	41,594,064

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

24.	Debt securities issued

Debt securities issued as of December 31, 2019 and 2020 are as follows:

	2019			2020
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in Korean won:
Debt securities issued	0.71~8.00	~~W~~	60,501,093	0.67~8.00	~~W~~	59,816,756
Subordinated debt securities issued	2.20~4.60		4,370,145	2.20~4.60		4,370,125
Gain on fair value hedges	—		(87,692)	—		(63,652)
Discount on debt securities issued	—		(66,334)	—		(39,309)

			64,717,212			64,083,920

Debt securities issued in foreign currencies:
Debt securities issued	0.01~7.59		6,750,085	0.25~7.59		7,182,619
Subordinated debt securities issued	3.34~5.10		3,797,536	3.34~5.10		3,598,624
Loss on fair value hedges	—		141,264	—		309,880
Discount on debt securities issued	—		(42,733)	—		(40,649)

			10,646,152			11,050,474

		~~W~~	75,363,364		~~W~~	75,134,394

25.	Defined benefit assets

(a) Defined benefit obligations and plan assets

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.

Defined benefit obligations and plan assets as of December 31, 2019 and 2020 are as follows:

	2019		2020
Present value of defined benefit obligations	~~W~~	2,063,102	2,182,464
Fair value of plan assets		(1,943,644)	(2,138,324)

Recognized liabilities for defined benefit obligations (*)	~~W~~	119,458	44,140

(*)

The net defined benefit obligation of ~~W~~119,458 million as of December 31, 2019 is the net defined benefit liability of ~~W~~121,140 million less the net plan assets of ~~W~~1,682 million. In addition, the net defined benefit obligation of ~~W~~44,140 million as of December 31, 2020 is the net defined benefit liability of ~~W~~62,514 million less the net plan assets of ~~W~~18,374 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

25.	Defined benefit assets (continued)

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,841,982	(1,714,634)	127,348
Included in profit or loss:
Current service cost		172,490	—	172,490
Past service cost		(1,588)	—	(1,588)
Interest expense (income)		57,253	(54,336)	2,917
Settlement expense (income)		(29)	—	(29)

		228,126	(54,336)	173,790

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		(7,584)	—	(7,584)
Financial assumptions		53,475	—	53,475
Experience adjustment		8,001	—	8,001
- Return on plan assets excluding interest income		—	21,719	21,719

		53,892	21,719	75,611

Other:
Benefits paid by the plan		(87,066)	80,063	(7,003)
Contributions paid into the plan		—	(252,858)	(252,858)
Settlement loss		216	—	216
Business combination (Note 47)		25,965	(23,598)	2,367
Effect of movements in exchange rates		(13)	—	(13)

		(60,898)	(196,393)	(257,291)

Ending balance	~~W~~	2,063,102	(1,943,644)	119,458

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

25.	Defined benefit assets (continued)

	2020
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	~~W~~	2,063,102	(1,943,644)	119,458
Included in profit or loss:
Current service cost		179,390	—	179,390
Past service cost		9,069	—	9,069
Interest expense (income)		57,674	(55,466)	2,208
Settlement expense		(306)	—	(306)

		245,827	(55,466)	190,361

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		18	—	18
Financial assumptions		(44,424)	—	(44,424)
Experience adjustment		2,957	—	2,957
- Return on plan assets excluding interest income		—	20,027	20,027

		(41,449)	20,027	(21,422)

Other:
Benefits paid by the plan		(83,614)	77,567	(6,047)
Contributions paid into the plan		(268)	(239,570)	(239,838)
Settlement gain or loss		(2,695)	4,053	1,358
Business combination (Note 47)		2,139	(1,291)	848
Effect of movements in exchange rates		(578)	—	(578)

		(85,016)	(159,241)	(244,257)

Ending balance	~~W~~	2,182,464	(2,138,324)	44,140

(*)	Profit and loss related to defined benefit plans are included in the general administrative expense.

(c)	The composition of plan assets as of December 31, 2019 and 2020 are as follows:

	2019		2020
Plan assets comprise:
Equity securities	~~W~~	256,353	74,631
Debt securities		28,094	23,713
Due from banks		1,577,274	1,900,963
Others		81,923	139,017

	~~W~~	1,943,644	2,138,324

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

25.	Defined benefit assets (continued)

(d)	Actuarial assumptions as of December 31, 2019 and 2020 are as follows:

	2019	2020	Description
Discount rate	2.71%~3.17%	2.68%~3.30%	AA0 corporate bond yields
Future salary increase rate	1.80%~4.00% + Upgrade rate	1.90%~4.00% + Upgrade rate	Average for 5 years
Weighted average maturity	8.2 years~ 16.2 years	7.6 years~ 15.4 years

(e)	Sensitivity analysis

As of December 31, 2019 and 2020, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	2019
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(201,770)	233,057
Future salary increase rate (1%p movement)		231,967	(204,242)

	2020
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(207,093)	233,570
Future salary increase rate (1%p movement)		232,892	(210,305)

(f)	The Group’s estimated contribution is ~~W~~ 188,055 million as of December 31, 2021

26.	Provisions

(a)	Provisions as of December 31, 2019 and 2020 are as follows:

	2019		2020
Asset retirement obligations	~~W~~	64,922	65,659
Expected loss related to litigation		8,789	12,468
Unused credit commitments		263,752	305,719
Financial guarantee contracts issued		100,430	83,851
Others		119,131	337,039

	~~W~~	557,024	804,736

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Provisions (continued)

(b)	Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2019 and 2020 are as follows:.

	2019
	Unused credit commitments				Financial guarantee contracts issued			Total
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning allowance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202
Transfer to 12 months expected credit loss		42,838	(42,728)	(110)	2,629	(2,629)	—	—
Transfer to life time expected credit loss		(9,286)	9,314	(28)	(1,245)	1,245	—	—
Transfer to impaired financial asset		(229)	(752)	981	(12)	—	12	—
Provided (reversed)		(28,611)	53,076	5,905	(4)	96	(943)	29,519
FX change		914	121	—	1,302	323	102	2,762
Others (*)		—	—	—	1,603	630	(117)	2,116

Ending balance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599

	2020
	Unused credit commitments				Financial guarantee contracts issued			Total
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning allowance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599
Transfer to 12 months expected credit loss		63,818	(55,295)	(8,523)	2,059	(2,059)	—	—
Transfer to life time expected credit loss		(9,883)	11,365	(1,482)	(3,951)	3,951	—	—
Transfer to impaired financial asset		(244)	(875)	1,119	—	—	—	—
Provided (reversed)		(20,377)	65,455	(1,564)	8,258	1,845	(822)	52,795
FX change		(1,195)	(352)	—	(1,335)	(223)	(49)	(3,154)
Others (*)		—	—	—	(18,948)	(1,748)	70	(20,626)

Ending balance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614

(*)	Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

26.	Provisions (continued)

(c)	Changes in provisions for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Asset retirement		Litigation	Guarantee	Other	Total
Beginning balance	~~W~~	49,183	25,554	43,470	86,007	204,214
Provision(reversal)		(1,280)	(981)	(19,329)	(5,753)	(27,343)
Provision used		(1,930)	(17,365)	—	(47,217)	(66,512)
Foreign exchange translation		—	—	1,420	382	1,802
Others (*)		4,476	—	22	3,784	8,282
Business combination		14,473	1,581	—	81,928	97,982

Ending balance	~~W~~	64,922	8,789	25,583	119,131	218,425

	2020
	Asset retirement		Litigation	Guarantee	Other	Total
Beginning balance	~~W~~	64,922	8,789	25,583	119,131	218,425
Provision(reversal)		898	4,317	(2,709)	261,983	264,489
Provision used		(2,463)	(638)	—	(46,654)	(49,755)
Foreign exchange translation		(3)	—	(1,030)	570	(463)
Others (*)		2,305	—	112	1,814	4,231
Business combination (Note 47)		—	—	—	195	195

Ending balance	~~W~~	65,659	12,468	21,956	337,039	437,122

(*)	Others include the effects of unwinding and changes in discount rate.

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

(e)	Allowance for guarantees and acceptances as of December 31, 2019 and 2020 are as follows:

	2019		2020
Outstanding guarantees and acceptances	~~W~~	9,319,885	10,249,827
Contingent guarantees and acceptances		3,669,697	3,433,953
ABS and ABCP purchase commitments		2,116,354	1,604,958
Endorsed bill		11,287	1,650

	~~W~~	15,117,223	15,290,388

Allowance for loss on guarantees and acceptances	~~W~~	100,430	83,851
Ratio		%0.66	0.55

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts

(a)	Insurance liabilities as of December 31, 2019 and 2020 are as follows:

	2019		2020
Policy reserve	~~W~~	52,086,132	53,391,401
Policyholder’s equity adjustment		77,285	68,829

	~~W~~	52,163,417	53,460,230

(b)	Policy reserve as of December 31, 2019 and 2020 are as follows:

	2019		2020
Interest rate linked	~~W~~	30,058,020	29,977,303
Fixed interest rate		22,028,112	23,414,098

	~~W~~	52,086,132	53,391,401

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

(c)	The details of policy reserves as of December 31, 2019 and 2020 are as follows:

	2019
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	14,668,777	24,979,936	10,443,287	50,092,000	21,912	60	21,972	50,113,972
Guarantee reserve		29,400	249,845	744	279,989	—	—	—	279,989
Unearned premium reserve		2	945	—	947	291	—	291	1,238
Reserve for outstanding claims		212,641	1,084,472	233,259	1,530,372	16,858	—	16,858	1,547,230
Interest rate difference guarantee reserve		2,158	149	10	2,317	—	—	—	2,317
Mortality gains reserve		8,945	42,173	153	51,271	2	—	2	51,273
Interest gains reserve		24,486	267	17	24,770	—	—	—	24,770
Expense gains reserve		6,211	9,434	1	15,646	—	—	—	15,646
Long term duration dividend reserve		31,202	15,388	13	46,603	—	—	—	46,603
Reserve for policyholder’s profit dividend		2,268	—	—	2,268	—	—	—	2,268
Reserve for losses on dividend insurance contract		826	—	—	826	—	—	—	826

	~~W~~	14,986,916	26,382,609	10,677,484	52,047,009	39,063	60	39,123	52,086,132

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

	2020
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	14,597,735	26,634,537	9,981,880	51,214,152	18,430	62	18,492	51,232,644
Guarantee reserve		28,168	267,154	762	296,084	—	—	—	296,084
Unearned premium reserve		1	1,640	—	1,641	13	—	13	1,654
Reserve for outstanding claims		240,324	1,111,052	363,688	1,715,064	15,384	—	15,384	1,730,448
Interest rate difference guarantee reserve		1,937	141	9	2,087	—	—	—	2,087
Mortality gains reserve		7,865	37,553	124	45,542	1	—	1	45,543
Interest gains reserve		23,651	256	14	23,921	—	—	—	23,921
Expense gains reserve		6,606	8,336	—	14,942	—	—	—	14,942
Long term duration dividend reserve		28,737	13,775	12	42,524	—	—	—	42,524
Reserve for policyholder’s profit dividend		1,080	—	—	1,080	—	—	—	1,080
Reserve for losses on dividend insurance contract		474	—	—	474	—	—	—	474

	~~W~~	14,936,578	28,074,444	10,346,489	53,357,511	33,828	62	33,890	53,391,401

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

(d)	Changes in policy reserves

Changes	in policy reserves for the year ended December 31, 2020 are as follows:

	2020
	Insurance contracts with fixed-interest		Insurance contracts with variable-interest	Total
Beginning balance	~~W~~	22,028,112	30,058,020	52,086,132
Reserve (*)		1,385,986	(80,717)	1,305,269

Ending balance	~~W~~	23,414,098	29,977,303	53,391,401

(*)	This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

(e)	Changes in policy reserves by insurance risk classification

Changes in insurance contract liabilities by insurance risk classification for the year ended December 31, 2020 are as follows:

	2020
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Sub-total	Pure protection	Savings	Sub-total	Total
Beginning balance	~~W~~	14,986,916	26,382,609	10,677,484	52,047,009	39,063	60	39,123	52,086,132
Reserve (reversal) (*)		(50,338)	1,691,835	(330,995)	1,310,502	(5,235)	2	(5,233)	1,305,269

Ending balance	~~W~~	14,936,578	28,074,444	10,346,489	53,357,511	33,828	62	33,890	53,391,401

(*)	This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

(f)	Reinsurance credit risk as of December 31, 2019 and 2020 are as follows:

	2019			2020
	Reinsurance assets		Reinsurance account receivable	Reinsurance assets	Reinsurance account receivable
AAA	~~W~~	11,477	18,192	10,611	47,690
AA- to AA+		34,498	46,302	29,294	23,348
A- to A+		2,287	4,113	2,375	4,018

	~~W~~	48,262	68,607	42,280	75,056

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

(g)	Income or expenses on insurance for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Insurance income:
Premium income	~~W~~	4,348,745	7,386,854	7,037,308
Reinsurance income		15,222	146,564	152,892
Separate account income		34,771	36,007	57,553

		4,398,738	7,569,425	7,247,753

Insurance expenses:
Claims paid		2,549,147	5,436,069	5,564,875
Reinsurance premium expenses		18,482	165,979	167,215
Provision for policy reserves (*)		1,694,716	1,724,816	1,311,252
Separate account expenses		34,770	36,007	57,553
Discount charge		669	657	1,087
Acquisition costs		454,479	805,508	802,942
Collection expenses		16,046	19,049	18,835
Deferred acquisition costs		(283,665)	(495,534)	(486,972)
Amortization of deferred acquisition costs		385,793	373,800	414,898

		4,870,437	8,066,351	7,851,685

Net loss on insurance	~~W~~	(471,699)	(496,926)	(603,932)

(*)

Interest expenses on savings insurance contracts are included. (Accumulated ~~W~~ 964,816 million as of December 31, 2018, accumulated ~~W~~ 1,907,954 million as of December 31, 2019 and accumulated ~~W~~ 1,866,609 million as of December 31, 2020)

(h)	Maturity of premium reserve as of December 31, 2019 and 2020 are as follows:

	2019
	Less than or equal to 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	~~W~~	845,304	2,079,125	2,118,652	941,413	2,236,313	20,732,909	28,953,716
Fixed interest rate		213,892	329,647	1,032,366	572,153	2,058,859	16,953,339	21,160,256

Ending balance	~~W~~	1,059,196	2,408,772	3,151,018	1,513,566	4,295,172	37,686,248	50,113,972

	2020
	Less than or equal to 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	~~W~~	929,268	1,944,710	1,819,554	820,964	2,056,906	19,729,536	27,300,938
Fixed interest rate		164,890	418,574	983,635	594,667	2,090,669	19,679,271	23,931,706

Ending balance	~~W~~	1,094,158	2,363,284	2,803,189	1,415,631	4,147,575	39,408,807	51,232,644

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

(i)	Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd.

i) Scope

Liability adequacy tests are performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2019 and 2020. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

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

The insurance premium standard inspection method is a method of calculating the reserve amount based on the present value of total income reflecting the interest rate, the risk rate, the business ratio, the cancellation rate, etc. and the present value of the total expenditure, that is, interest rate(discount rate), business ratio, risk rate, and cancellation rate calculated based on the Group’s own experience, which reflects company-specific characteristics, and does not reflect subjective factors such as management’s willingness to improve management.

iii) The main assumptions and basis for calculation

The main assumptions and basis for calculation used to calculate the current estimation of future cash flows in the liability adequacy test as of December 31, 2019 and 2020 are as follows:

The criteria for liability adequacy test of insurance contracts have been changed for the year ended December 31, 2020. Therefore, the Group applied the change in accounting policies as it has judged that the changed in the criteria for liability adequacy test of insurance contracts would provide more reliable and relevant information about the current estimates of future cash flows. This change in accounting policy has no effect on the consolidated financial statements, but comparative notes have been adjusted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

Assumptions
	January 1, 2019	December 31, 2019	December 31, 2020	Measurement basis
Discount rate	2.10% ~ 7.45%	1.04% ~ 5.79%	1.30% ~ 12.01%	The scenario adding liquidity premium to risk-free rate, which is suggested from Financial Supervisory Service

Mortality rate	2.58% ~ 247.65%	11.36% ~ 497.99%	10.38% ~ 585.90%	Ratio by claims paid per premium paid on risk premium based on experience-based rate by products, collateral of last 5 years.

Operating expense rate	Acquisition cost - The first time : 90.00% ~ 982.70% - From the second time : 0.00% ~ 193.50% Maintenance expense (each case): 207 won ~ 3,531 won Collection expenses (on gross premium): 0.04% ~ 1.10%

Acquisition cost

- The first time :

90.00% ~ 1,022.75%

- From the second time :

0.00% ~ 193.50%

Maintenance expense (each case):

1,229 won ~ 3,332 won Collection expenses (on gross premium):

0.05% ~ 1.27%

Acquisition cost

- The first time :

90.00% ~ 1,022.75%

- From the second time :

0.00% ~ 193.50% Maintenance expense (each case):

1,559 won ~ 4,675 won

Collection expenses (on gross premium):

0.06% ~ 1.28%

Business rate on insurance premium or expenses per contract based on experience-based rate of last 1 year

Surrender ratio	0.95% ~ 48.35%	0.76% ~ 33.03%	0.53% ~ 29.83%	Surrender ratio by elapsed period, classes of sales channel, product of last 5 years

iv) The result of liability adequacy test as of January 1, 2019, December 31, 2019 and 2020 are as follows:

	January 1, 2019
	Provisions for test		LAT base	Premium surplus (loss)
Participating – Fixed interest	~~W~~	589,618	1,382,718	(793,100)
Non- Participating – Fixed interest		6,009,771	2,850,853	3,158,918
Participating – Variable interest		859,858	962,368	(102,510)
Non- Participating – Variable interest		14,008,270	12,532,933	1,475,337
Variable type		143,230	(122,055)	265,285

	~~W~~	21,610,747	17,606,817	4,003,930

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

	December 31, 2019
	Provisions for test		LAT base	Premium surplus (loss)
Participating – Fixed interest	~~W~~	595,317	1,307,717	(712,400)
Non- Participating – Fixed interest		6,608,221	3,168,333	3,439,888
Participating – Variable interest		900,378	1,039,624	(139,246)
Non- Participating – Variable interest		14,481,697	13,045,229	1,436,468
Variable type		155,751	33,678	122,073

	~~W~~	22,741,364	18,594,581	4,146,783

	December 31, 2020
	Provisions for test		LAT base	Premium surplus (loss)
Participating – Fixed interest	~~W~~	598,793	1,301,878	(703,085)
Non- Participating – Fixed interest		7,230,482	3,543,525	3,686,957
Participating – Variable interest		915,382	1,013,181	(97,799)
Non- Participating – Variable interest		14,456,394	12,882,865	1,573,529
Variable type		165,259	36,127	129,132

	~~W~~	23,366,310	18,777,576	4,588,734

(j)	Liability adequacy test, LAT – Orange Life Insurance Co., Ltd.

i) Scope

Liability adequacy tests are performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2019 and 2020. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

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

iii) The main assumptions and basis for calculation

The main assumptions and basis for calculation used to calculate the current estimation of future cash flows in the liability adequacy test as of December 31, 2019 and 2020 are as follows:

The criteria for liability adequacy test of insurance contracts have been changed for the year ended December 31, 2020. Therefore, the Group applied the change in accounting policies as it has judged that the

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

changed in the criteria for liability adequacy test of insurance contracts would provide more reliable and relevant information about the current estimates of future cash flows. This change in accounting policy has no effect on the consolidated financial statements, but comparative notes have been adjusted.

Assumptions
	January 1, 2019	December 31, 2019	December 31, 2020	Measurement basis
Discount rate	1.95% ~ 8.57%	1.26% ~ 10.60%	0.79% ~ 10.54%	The scenario adding liquidity premium to risk-free rate, which is suggested from Financial Supervisory Service

Mortality rate	20.00% ~ 210.00%	20.00% ~ 255.00%	15.00% ~ 255.00%	Ratio by claims paid per premium paid on risk premium based on experience-based rate by products, collateral of last 5 years.

Operating expense rate

Acquisition cost (each case):

9,000 won ~ 959,000 won

- Proportional to annualized premium:

0.64% ~ 7.05%

Maintenance expense (each case):

2,000 won ~ 34,500 won

- Proportional to premium income:

0.48% ~ 0.60%

- Proportional to surrender value:

0.12%

Acquisition cost (each case):

5,500 won ~ 1,227,000 won

- Proportional to annualized premium:

0.00% ~ 12.55%

Maintenance expense (each case):

50 won ~ 32,500 won

- Proportional to premium income:

0.42% ~ 3.45%

- Proportional to surrender value:

0.12%

Acquisition cost (each case):

0 won ~ 1,547,000 won

- Proportional to annualized premium:

0.00% ~ 15.99%

Maintenance expense (each case):

0 won ~ 36,000 won

- Proportional to premium income:

0.12% ~ 0.85%

- Proportional to surrender value:

0.12%

Based on the recent one-year experience statistics, the Company reflects the company’s future business cost policy to calculate the unit business cost by cost driver by division (new contract cost / maintenance cost) and sales channel. However, temporary expenses incurred unusually is excluded.

Surrender ratio	0.00% ~ 50.00%	0.00% ~ 50.00%	0.00% ~ 61.00%	Based on experience statistics for the last five years or more, annual premiums are calculated based on product group, payment method, channel, and elapsed period. Payment status (full payment and pension initiation) and tax benefits are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

iv) The result of liability adequacy test as of January 1, 2019, December 31, 2019 and 2020 are as follows:

	January 1, 2019
	Provisions for test		LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	688,330	644,225	44,105
Variable interest		1,097,211	1,472,060	(374,849)

		1,785,541	2,116,285	(330,744)

Non- Participating:
Fixed interest		8,603,714	5,070,060	3,533,654
Variable interest		9,380,809	8,806,781	574,028
Performance allocation type		(98,279)	(1,744,683)	1,646,404

		17,886,244	12,132,158	5,754,086

	~~W~~	19,671,785	14,248,443	5,423,342

	December 31, 2019
	Provisions for test		LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	716,607	697,291	19,316
Variable interest		1,134,245	1,620,247	(486,002)

		1,850,852	2,317,538	(466,686)

Non- Participating:
Fixed interest		9,296,542	5,150,200	4,146,342
Variable interest		9,236,730	8,924,855	311,875
Performance allocation type		(54,457)	(1,692,928)	1,638,471

		18,478,815	12,382,127	6,096,688

	~~W~~	20,329,667	14,699,665	5,630,002

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

27.	Liability under insurance contracts (continued)

	December 31, 2020
	Provisions for test		LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	745,614	694,536	51,078
Variable interest		1,174,807	1,649,073	(474,266)

		1,920,421	2,343,609	(423,188)

Non- Participating:
Fixed interest		10,061,004	4,810,110	5,250,894
Variable interest		9,190,507	8,743,848	446,659
Performance allocation type		(15,032)	(1,589,500)	1,574,468

		19,236,479	11,964,458	7,272,021

	~~W~~	21,156,900	14,308,067	6,848,833

28.	Other liabilities

Other	liabilities as of December 31, 2019 and 2020 are as follows:

	2019		2020
Lease liabilities (*)	~~W~~	1,104,259	594,161
Accounts payable		11,894,764	14,568,962
Accrued expenses		3,502,538	3,054,247
Dividend payable		31,599	32,508
Advance received		173,850	164,885
Unearned income		294,710	317,283
Withholding value-added tax and other taxes		720,053	692,719
Securities deposit received		1,903,119	2,198,722
Foreign exchange settlement pending		243,532	259,138
Domestic exchange settlement pending		1,452,955	5,745,338
Payable from trust account		5,350,285	5,086,459
Due to agencies		744,660	790,486
Deposits for subscription		60,500	148,506
Separate account liabilities		8,700,695	10,120,258
Sundry liabilities		1,968,823	1,617,449
Others		151,056	185,027
Present value discount		(59,840)	(49,935)

	~~W~~38,237,558		45,526,213

(*)

As of December 31, 2020, the Group accounts the lease liabilities as other liabilities. For the year ended December 31, 2020, the amount of variable lease payments that are not included in the measurement of lease liabilities is ~~W~~ 114 million, cash outflows from leases are ~~W~~ 788,532 million, and interest expense on lease liabilities is ~~W~~ 14,504 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity

(a)	Equity as of December 31, 2019 and 2020 are as follows:

	2019		2020
Capital stock:
Common stock (*1)	~~W~~	2,370,998	2,608,176
Preferred stock		361,465	361,465

		2,732,463	2,969,641

Hybrid bond		1,731,235	2,179,934

Capital surplus:
Share premium		10,155,150	11,352,924
Others		410,203	882,015

		10,565,353	12,234,939

Capital adjustments		(1,116,770)	(687,935)

Accumulated other comprehensive income, net of tax:
Gain on financial assets at fair value through other comprehensive income		306,470	226,811
Gain(Loss) on financial assets at fair value through profit or loss (Overlay approach)		71,621	161,919
Equity in other comprehensive income of associates		8,177	4,849
Foreign currency translation adjustments for foreign operations		(217,465)	(377,061)
Net loss from cash flow hedges		(33,711)	(48,171)
Other comprehensive income of separate account		14,539	18,423
Actuarial losses		(401,532)	(385,780)
Changes in own credit risk on financial liabilities designated under fair value option		(8,255)	(5,171)

		(260,156)	(404,181)

Retained earnings (*2)(*3)(*4)		25,525,821	27,777,169
Non-controlling interest (*5)(*6)		2,752,435	2,287,291

	~~W~~	41,930,381	46,356,858

(*1)

For the year ended December 31, 2020, it increased due to common stock and third-party allocation paid-in capital increase issued when the Group acquired residual shares of Orange Life Insurance Co., Ltd and Neoplux Co, Ltd. The cost deducted from the issuing capital is ~~W~~13,300 million. Affinity Equity Partners and Baring Private Equity Asia who have participated in third-party allocation-based capital increase have a right to practically appoint one director, respectively.

(*2)	As of December 31, 2019 and 2020, profits reserved by the Group as of Article 53 of the Financial Holding Companies Act amounted to ~~W~~2,191,677 million and ~~W~~2,304,595 million, respectively.
(*3)	As of December 31, 2019 and 2020, the regulatory reserves for loan losses the Group appropriated in retained earnings are ~~W~~8,728 million and ~~W~~11,988 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity (continued)

(*4)	As of December 31, 2020, profit dividends within retained earnings of subsidiaries of the Group subject to a restricted dividend in accordance with laws, etc. are amounted to ~~W~~6,824,002 million.
(*5)	The non-controlling interest of ~~W~~1,330,337 million decreased due to taking over for Orange Life Insurance Co.,Ltd. for the year ended December 31, 2020.
(*6)

As of December 31, 2019 and 2020, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank and Shinhan Capital have recognized as non-controlling interests are ~~W~~1,147,635 million and ~~W~~2,035,762 million, respectively. And, for the years ended December 31, 2019 and 2020, the amounts of dividends paid for the hybrid bonds by Shinhan Bank, Jeju Bank, and Shinhan Capital, ~~W~~36,729 million and ~~W~~54,619 million, respectively, are allocated to profit attributed to non-controlling interest.

(b)	Capital stock

Capital stock of the Group as of December 31, 2019 and 2020 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks as of December 31, 2019		474,199,587
Number of issued common stocks as of December 31, 2020		516,599,554
Number of issued preferred stocks as of December 31, 2019 and 2020		17,482,000

The details of changes in the number of common shares outstanding as of December 31, 2020 are as follows:

2020
Beginning balance	460,317,525
Increase	60,626,827
Decrease	(5,049,594)
Ending balance	515,894,758

(c)	The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative participating)	2020.05.01~2023.04.30

(*)

Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity (continued)

(d)	Hybrid bonds

Hybrid	bonds classified as other equity instruments as of December 31, 2019 and 2020 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)	2019		2020
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	”	—	3.77		134,683	134,683
September 15, 2017	”	—	4.25		89,783	89,783
April 13, 2018	”	—	4.08		134,678	134,678
April 13, 2018	”	—	4.56		14,955	14,955
August 29, 2018	”	—	4.15		398,679	398,679
June 28, 2019	”	—	3.27		199,476	199,476
September 17, 2020	”	—	3.12		—	448,699
August 13, 2018	USD	—	5.88		559,526	559,526

				~~W~~	1,731,235	2,179,934

(*)	For the year ended December 31, 2020, the deduction for capital related to hybrid bonds issued is ~~W~~1,302 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common stocks, the agreed interest is also not paid.

(e)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2019 and 2020 are as follows:

	2019		2020
Beginning balance	~~W~~	(552,895)	(1,116,770)
Acquisition of treasury stocks		(444,077)	(150,467)
Disposal and Retirement of treasury stocks		—	601,809
The Acquisition commitment amount for subsidiaries’ remaining shares		(125,830)	(22,019)
Other transactions with owners		6,032	(488)

Ending balance	~~W~~	(1,116,770)	(687,935)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity (continued)

(f)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on financial asset at fair value through other comprehensive income		Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen- sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehen- sive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)
Change due to fair value		491,953	225,706	3,353	—	—	14,382	—	(11)	19,935	(11,621)	743,697
Reclassification:
Change due to impairment or disposal		(23,281)	—	—	—	—	—	—	—	—	—	(23,281)
Effect of hedge accounting		—	—	—	—	(75,020)	—	—	—	—	—	(75,020)
Hedging		(731)	—	—	(49,361)	50,083	—	—	—	—	—	(9)
Effects from changes in foreign exchange rate		—	—	—	147,899	—	—	—	—	293	—	148,192
Remeasurements of the defined benefit plans		—	—	—	—	—	—	(75,595)	—	—	—	(75,595)
Deferred income taxes		(115,856)	(62,739)	(51)	7,233	6,348	(3,955)	20,951	3	(7,204)	3,196	(152,074)
Transfer to other account		—	—	—	—	—	—	—	—	5,860	—	5,860
Non-controlling interests		(67,457)	(12,289)	—	(1,383)	2,629	—	(206)	—	—	—	(78,706)

Ending balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity (continued)

	2020
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on financial asset at fair value through other comprehensive income		Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen- sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)
Change due to fair value		(3,601)	125,298	(1,080)	—	—	5,358	—	(15)	(19,133)	(9,689)	97,138
Reclassification:
Change due to impairment or disposal		(105,274)	—	—	5,858	—	—	—	—	—	13,942	(85,474)
Effect of hedge accounting		—	—	—	—	144,750	—	—	—	—	—	144,750
Hedging		(4,395)	—	—	45,083	(164,708)	—	—	—	—	—	(124,020)
Effects from changes in foreign exchange rate		—	74	(355)	(219,306)	—	—	—	—	721	—	(218,866)
Remeasurements of the defined benefit plans		—	—	—	—	—	—	21,422	—	—	—	21,422
Deferred income taxes		26,486	(35,074)	(1,883)	7,000	5,498	(1,474)	(5,610)	5	(2,573)	(1,169)	(8,794)
Transfer to other account		—	—	—	—	—	—	—	—	27,825	—	27,825
Non-controlling interests		285	—	—	1,769	—	—	(60)	—	—	—	1,994

Ending balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity (continued)

(g)	Appropriation of retained earnings

The appropriation of retained earnings for the years ended December 31, 2019 and 2020 are as follows:

	2019		2020
Date of appropriation:	March 26, 2020		March 25, 2021
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,184,339	5,251,413
Retirement of treasury stock		—	(150,325)
Dividend to hybrid bonds		(61,993)	(85,327)
Net income		1,129,173	1,274,443

		6,251,519	6,290,204
Appropriation of retained earnings:
Legal reserve		(112,917)	(127,444)
Dividends
Dividends on common stocks paid		(851,587)	(773,839)
Dividends on preferred stocks paid		(32,342)	(29,999)
Regulatory reserve for loan losses		(3,260)	(3,564)

		(1,000,106)	(934,846)

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,251,413	5,355,358

(*)	These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Finance Group.

(h)	Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of December 31, 2019 and 2020 are as follows:

	2019		2020
Beginning balance	~~W~~	2,844,690	3,161,170
Business combination		25,608	—
Planned regulatory reversal of loan losses		290,872	168,729

Ending balance	~~W~~	3,161,170	3,329,899

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

29.	Equity (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2019 and 2020 are as follows:

	2019		2020
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	3,403,497	3,414,595
Provision for regulatory reserve for loan losses (*1)		(292,728)	(177,620)

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	3,110,769	3,236,975

Basic and diluted earnings per share adjusted for regulatory reserve in won (*2)		6,387	6,299

(*1)	The increase in reserve for credit losses, ~~W~~25,608 million, due to the business combination with Orange Life insurance and Asia Trust for the year ended December 31, 2019 is excluded.
(*2)	Dividends for hybrid bonds are deducted.

(i)	Treasury stock

The acquisitions of treasury stock for the years ended December 31, 2019 and 2020 are as follows:

	2019			2020 (*)
	The number of share	Carrying value		The number of share	Carrying value
Beginning balance	3,648,659	~~W~~	155,923	13,882,062	~~W~~	600,000
Acquisition	10,233,403		444,077	5,049,594		150,467
Disposal	—		—	13,191,202		(572,252)
Retirement	—		—	5,035,658		(150,000)

Ending balance	13,882,062	~~W~~	600,000	704,796	~~W~~	28,215

(*)

Changes in equity shares due to the exchange of shares with Orange Life Insurance Co., Ltd. and Neoplux Co, Ltd. are included in the acquisition and disposal for treasury stock. Shares of Shinhan Financial Group Co., Ltd. is owned by Orange Life Insurance Co., Ltd. and Neoplux Co, Ltd. are included in its own shares.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

30.	Dividends

(a)	Details of dividends recognized as distributions to stockholders for the years ended December 31, 2019 and 2020 are as follows:

	2019		2020 (*1)
Common Stock:
Total number of shares issued and outstanding		474,199,587	516,599,554
Par value per share in won		5,000	5,000
Dividend per share in won		1,850	1,500
Dividends (*2)	~~W~~	851,587	773,839

Dividend rate per share (%)		37.0	30.0

Preferred Stock:
Total number of shares issued and outstanding		17,482,000	17,482,000
Par value per share in won		5,000	5,000
Dividend per share in won		1,850	1,716
Dividends	~~W~~	32,342	29,999

Dividend rate per share (%)		37.0	34.3

(*1)	Dividends were decided on March 25, 2021. The amount of dividends was not recognized as a distribution to the owner during the period.
(*2)	Dividends on own shares held by the Group are excluded.

(b)	Dividends for hybrid bond is calculated as follows for the years ended December 31, 2019 and 2020 are as follows:

	2019		2020
Amount of hybrid bond	~~W~~	1,738,150	2,188,150
Interest rate (%)		3.27 ~ 5.88	3.12 ~ 5.88

Dividends	~~W~~	61,993	85,327

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

31.	Net interest income

Net interest income for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Interest income:
Cash and deposits at amortized cost	~~W~~	155,075	210,415	128,023
Deposits at FVTPL		33,845	31,506	13,888
Securities at FVTPL		623,651	740,378	742,958
Securities at FVOCI		759,301	1,077,995	957,817
Securities at amortized cost		730,382	1,061,262	1,076,849
Loans at amortized cost		11,158,558	12,435,302	11,697,775
Loans at FVTPL		23,110	56,961	73,991
Others		88,534	93,543	82,695

		13,572,456	15,707,362	14,773,996

Interest expense:
Deposits		(3,091,659)	(3,644,632)	(2,842,625)
Borrowings		(468,068)	(551,416)	(426,607)
Debt securities issued		(1,336,840)	(1,666,257)	(1,554,544)
Others		(95,800)	(107,093)	(67,520)

		(4,992,367)	(5,969,398)	(4,891,296)

Net interest income	~~W~~	8,580,089	9,737,964	9,882,700

32.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Fees and commission income:
Credit placement fees	~~W~~	62,766	66,666	94,836
Commission received as electronic charge receipt		146,309	151,584	143,449
Brokerage fees		412,165	353,382	546,236
Commission received as agency		120,508	140,484	145,162
Investment banking fees		91,273	151,031	161,439
Commission received in foreign exchange activities		214,395	244,325	239,467
Asset management fees		235,275	307,167	255,043
Credit card fees		1,360,322	1,234,239	1,170,078
Operating lease fees (*)		82,141	142,025	245,173
Others		570,102	766,110	813,591

		3,295,256	3,557,013	3,814,474

Fees and commission expense:
Credit-related fee		(36,817)	(42,023)	(46,456)
Credit card fees		(944,533)	(915,521)	(849,256)
Others		(374,909)	(458,950)	(535,829)

		(1,356,259)	(1,416,494)	(1,431,541)

Net fees and commission income	~~W~~	1,938,997	2,140,519	2,382,933

(*)	Among operating lease fees recognized during the current and prior periods, there is no variable lease fee income which does not vary by index or rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

33.	Dividend income

Dividend	income for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Securities at FVTPL	~~W~~	70,955	65,572	76,453
Securities at FVOCI		16,871	16,586	21,503

	~~W~~	87,826	82,158	97,956

34.	Net gain (loss) on financial instruments measured at fair value through profit or loss

Net gain (loss) on financial instruments measured at fair value through profit or loss for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Net gain (loss) on deposits measured at FVTPL
Gain (loss) on valuation	~~W~~	(61,848)	87,374	1,267
Gain on sale		—	13,400	28,461

		(61,848)	100,774	29,728

Net gain (loss) on loans measured at FVTPL
Gain (loss) on valuation		916	(248,032)	(204,702)
Gain on sale		9,133	10,395	17,516

		10,049	(237,637)	(187,186)

Net gain (loss) on securities measured at FVTPL
Debt securities
Gain on valuation		111,029	137,181	41,208
Gain on sale		78,718	125,431	72,338
Other gains		223,731	297,024	331,837

		413,478	559,636	445,383

Equity securities
Gain on valuation		286,801	141,246	134,922
Gain (loss) on sale		(275,356)	183,969	283,265

		11,445	325,215	418,187

Other
Gain on valuation		19,086	28,803	22,690

		444,009	913,654	886,260

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

34.	Net gain (loss) on financial instruments measured at fair value through profit or loss (continued)

	2018		2019	2020

Net gain (loss) on financial liabilities measured at FVTPL
Debt securities
Loss on valuation		(115,667)	(16,810)	(48,261)
Gain (loss) on disposal		268,932	(35,710)	82,724

		153,265	(52,520)	34,463

Other
Loss on valuation		(14,892)	(91,025)	(83,316)
Gain on disposal		1,394	4,169	8,313

		(13,498)	(86,856)	(75,003)

		139,767	(139,376)	(40,540)

Derivatives:
Gain (loss) on valuation		(291,879)	388,880	245,681
Gain on transaction		179,928	359,187	(661,113)

		(111,951)	748,067	(415,432)

	~~W~~	420,026	1,385,482	272,830

35.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Financial assets designated at fair value through profit or loss:
Equity securities:
Loss on sale	~~W~~	(4,737)	—	—
Financial liabilities designated at fair value through profit or loss:
Borrowings:
Gain (loss) on valuation		382,667	(33,871)	241,066
Loss on sale and redemption		(404,573)	(812,175)	(42,827)

	~~W~~	(26,643)	(846,046)	198,239

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

36.	Provision for allowance for credit loss

Provision for allowance for credit loss on financial assets for the years ended December 31, 2019 and 2020 are as follows:

	2019		2020
Loans at amortized cost	~~W~~	(910,898)	(1,290,695)
Other financial assets at amortized cost		(33,945)	(33,785)
Securities at fair value through other comprehensive income		(5,787)	(3,829)
Unused credit line and financial guarantee		(29,519)	(52,795)
Securities at amortized cost		(543)	(1,075)

	~~W~~	(980,692)	(1,382,179)

37.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Employee benefits:
Salaries	~~W~~	2,736,604	2,918,065	3,034,543
Severance benefits:
Defined contribution		23,745	35,972	36,660
Defined benefit		133,749	168,732	184,753
Termination benefits		115,275	122,732	94,723

		3,009,373	3,245,501	3,350,679

Entertainment		30,442	36,931	34,963
Depreciation		171,771	479,657	475,506
Amortization		73,575	99,208	129,976
Taxes and utility bills		176,133	197,691	197,996
Advertising		287,688	265,739	204,308
Research		13,928	17,742	20,271
Others		978,665	792,205	798,774

	~~W~~	4,741,575	5,134,674	5,212,473

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

38.	Share-based payments

(a)	Stock options granted as of December 31, 2020 are as follows:

	6th grant (*)	7th grant (*)
Type	Cash payment	Cash payment
Grant date	March 20, 2007	March 19, 2008
Exercise price in Korean won	~~W~~54,560	~~W~~49,053
Number of shares granted	1,301,050	808,700
Options’ expiry dates	August 19, 2020	May 17, 2021 / September 17, 2021
Changes in number of shares granted:
Beginning balance	58,764	36,162
Exercised and cancelled	58,764	—

Ending balance	—	36,162

		~~W~~14 (Expiration of contractual exercise period : May 17, 2021)
Fair value per share in Korean won	—
		~~W~~49 (Expiration of contractual exercise period : Sep 17, 2021)

(*)	All of stock options have vested as of December 31, 2020, and the weighted average exercise price for 36,162 stock options outstanding as of December 31, 2020 is ~~W~~49,053.

(b)	Performance shares granted as of December 31, 2020 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions (*1)	Relative stock price linked (20.0%), management index (80.0%)
Exercising period	4 years from the commencement date of the year to which the grant date belongs (5 years in the case of deferred payment)
Estimated number of shares vested at December 31, 2020	468,013	1,601,729
Fair value per share in Korean won (*2)	~~W~~40,580, ~~W~~44,222, ~~W~~33,122 for the expiration of exercising period from 2018 to 2020	~~W~~32,050

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

38.	Share-based payments (continued)

(*1)	Starting with the shares provided from 2020, Shinhan Financial Group and Shinhan Bank will apply relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%).
(*2)

Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years (In the case of deferred quantity for after five years) after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(c)	Share-based compensation costs for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	—	(14)	(14)
5th		—	(19)	(19)
6th		(23)	(139)	(162)
7th		(59)	(86)	(145)
Performance share		1,154	9,768	10,922

	~~W~~	1,072	9,510	10,582

	2019
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
5th	~~W~~	—	9	9
6th		(3)	(15)	(18)
7th		(5)	(6)	(11)
Performance share		4,678	32,646	37,324

	~~W~~	4,670	32,634	37,304

	2020
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
6th	~~W~~	(1)	(4)	(5)
7th		(18)	(26)	(44)
Performance share		(257)	(3,902)	(4,159)

	~~W~~	(276)	(3,932)	(4,208)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

38.	Share-based payments (continued)

(d)	Accrued expenses and the intrinsic value as of December 31, 2019 and 2020 are as follows:

	2019
	Accrued expenses (*)
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		19	27	46
Performance share		10,003	81,352	91,355

	~~W~~	10,023	81,383	91,406

(*)

The intrinsic value of share-based payments is ~~W~~91,355 million as of December 31, 2019. For calculating, the quoted market price ~~W~~43,350 per share is used for stock options and the fair value is considered as intrinsic value for performance shares, respectively.

	2020
	Accrued expenses (*)
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
7th	~~W~~	1	1	2
Performance share		7,201	60,241	67,442

	~~W~~	7,202	60,242	67,444

(*)

The intrinsic value of share-based payments is ~~W~~ 67,442 million as of December 31, 2020. For the calculation, the quoted market price ~~W~~ 32,050 per share is used for stock options and the fair value is considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

39.	Net other operating expense

Other operating income and other operating expense for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Other operating income
Gain on disposal of assets:
Loans at amortized cost	~~W~~	40,624	18,298	21,348
Others:
Gain on hedged items		418,390	564,438	536,768
Reversal of allowance for guarantees and acceptances		2,834	19,329	2,709
Gain on other trust accounts		—	27	—
Reversal of other allowance		5,033	11,194	850
Others		131,345	97,777	164,999

		557,602	692,765	705,326

		598,226	711,063	726,674

Other operating expense
Loss on disposal of assets:
Loans at amortized cost		(14,271)	(27,291)	(18,675)
Others:
Loss on hedged items		(406,872)	(596,533)	(605,808)
Fund contribution		(283,331)	(311,336)	(367,993)
Provision for other debt allowances		(13,036)	(6,939)	(16,862)
Depreciation of operating lease assets		(56,570)	(98,288)	(163,006)
Others		(653,501)	(857,918)	(924,796)

		(1,413,310)	(1,871,014)	(2,078,465)

		(1,427,581)	(1,898,305)	(2,097,140)

Net other operating expenses	~~W~~	(829,355)	(1,187,242)	(1,370,466)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

40.	Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Other non-operating income
Gain on disposal of assets:
Property and equipment (*)	~~W~~	12,611	1,452	64,427
Investment property (*)		4,783	12,640	20,701
Assets held for sale		—	—	1,147
Lease assets		1,153	1,681	2,712
Right-of-use assets		—	1,112	3,415
Others		—	407	24

		18,547	17,292	92,426

Gain on disposal of Investments in associates		17,427	3,461	11,325
Others:
Rental income on investment property		32,488	43,777	23,890
Reversal of impairment losses on intangible asset		62	438	119
Gain from assets contributed		77	86	4
Others		49,276	82,879	66,268

		81,903	127,180	90,281

		117,877	147,933	194,032

Other non-operating expense
Loss on disposal of assets:
Property and equipment (*)		(3,082)	(870)	(5,884)
Investment property		(2,958)	—	—
Lease assets		(3,964)	(3,221)	(5,538)
Right-of-use assets		—	(306)	(1,195)
Others		(3)	—	(64)

		(10,007)	(4,397)	(12,681)

Loss on disposal of investments in associates		(11,546)	(3,974)	(5,754)
Impairment loss on investments in associates		(5,849)	—	(9,407)

		(17,395)	(3,974)	(15,161)

Others:
Donations		(88,650)	(94,937)	(86,608)
Depreciation of investment properties		(16,917)	(17,565)	(20,165)
Impairment loss on intangible assets		(771)	(152,081)	(41,429)
Write-off of intangible assets		(1,537)	(9,221)	(474)
Expenses on collection of special bonds		(6,048)	(7,322)	(7,978)
Others		(26,844)	(46,465)	(344,934)

		(140,767)	(327,591)	(501,588)

		(168,169)	(335,962)	(529,430)

Net other non-operating income (loss)	~~W~~	(50,292)	(188,029)	(335,398)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

40.	Net other non-operating income (continued)

(*)

Gain and loss on disposal of sale-and-leaseback are included in gain and loss on disposal of property, plant, and equipment and gain on disposal of investment property, respectively. Gain on disposal of sale-and-leaseback for the year ended December 31, 2020 is ~~W~~ 9,761 million.

41.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Current income tax expense	~~W~~	896,755	1,115,724	1,131,254
Temporary differences		383,190	296,244	131,862
Income tax recognized in other comprehensive income		(11,600)	(142,844)	(7,321)

Income tax expenses	~~W~~	1,268,345	1,269,124	1,255,795

(b)	Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Profit before income taxes	~~W~~	4,466,610	4,911,508	4,753,871

Income taxes at statutory tax rates		1,222,840	1,345,187	1,301,836
Adjustments:
Non-taxable income		(9,561)	8,500	(4,932)
Non-deductible expense		12,854	18,461	14,529
Tax credit		(23,317)	(2,289)	(88)
Other		65,529	(100,735)	(55,550)

Income tax expense	~~W~~	1,268,345	1,269,124	1,255,795

Effective tax rate	%	28.40	25.84	26.42

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

41.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Beginning Balance		Business combination	Profit or loss	Other comprehensive income(loss)	Ending Balance (*)
Unearned income	~~W~~	(255,336)	(62,077)	(14,266)	—	(331,679)
Account receivable		(24,139)	—	(2,185)	—	(26,324)
Financial assets at fair value through profit or loss		48,277	9,284	(20,972)	(56,654)	(20,065)
Securities at fair value through other comprehensive income		177,358	(554,017)	425,491	(130,344)	(81,512)
Investment in associates		24,743	—	(5,937)	(48)	18,758
Valuation and depreciation of property and equipment		(161,996)	—	10,950	—	(151,046)
Derivative asset (liability)		111,751	(1,132)	(97,147)	7,533	21,005
Deposits		28,036	—	2,605	—	30,641
Accrued expenses		132,689	15,298	(2,493)	—	145,494
Defined benefit obligation		447,658	4,805	33,321	20,348	506,132
Plan assets		(446,323)	(4,610)	(57,165)	958	(507,140)
Other provisions		194,475	2,283	16,297	—	213,055
Allowance for acceptances and guarantees		29,157	42,234	8,623	—	80,014
Allowance related to asset revaluation		(49,713)	—	—	—	(49,713)
Allowance for expensing depreciation		(465)	—	64	—	(401)
Deemed dividend		—	—	—	—	—
Accrued contributions		21,711	—	15,107	—	36,818
Financial instruments designated at fair value through profit of loss		(87,408)	—	130,225	—	42,817
Allowances		48,784	—	(10,716)	—	38,068
Fictitious dividend		1,325	—	16	—	1,341
Liability under insurance contracts		22,593	—	1,554	—	24,147
Deficit carried over		—	—	—	—	—
Others		(225,676)	204,351	(537,808)	15,363	(543,770)

		37,501	(343,581)	(104,436)	(142,844)	(553,360)

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		367,444	—	(47,433)	—	320,011

	~~W~~	404,945	(343,581)	(151,869)	(142,844)	(233,349)

(*)	Deferred tax assets from overseas subsidiaries are increased by ~~W~~1,530 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

41.	Income tax expense (continued)

	2020
	Beginning Balance		Business combination	Profit or loss	Other comprehensive income(loss)	Ending Balance (*)
Unearned income	~~W~~	(331,679)	—	3,401	—	(328,278)
Account receivable		(26,324)	—	(2,754)	—	(29,078)
Financial assets measured at fair value		(101,577)	1,750	(28,950)	(13,308)	(142,085)
Investment in associates and etc		18,758	—	144,390	(1,878)	161,270
Valuation and depreciation of property and equipment		(151,046)	7	253	—	(150,786)
Derivative asset (liability)		21,005	—	(80,357)	3,762	(55,590)
Deposits		30,641	—	(3,009)	—	27,632
Accrued expenses		145,494	441	(5,071)	—	140,864
Defined benefit obligation		506,132	209	39,072	(6,759)	538,654
Plan assets		(507,140)	—	(47,934)	1,167	(553,907)
Other provisions		213,055	—	99,223	—	312,278
Allowance for acceptances and guarantees		80,014	—	8,036	—	88,050
Allowance related to asset revaluation		(49,713)	—	—	—	(49,713)
Allowance for expensing depreciation		(401)	—	64	—	(337)
Deemed dividend		—	—	—	—	—
Accrued contributions		36,818	—	(20,200)	—	16,618
Financial instruments designated at fair value through profit of loss		42,817	—	(71,043)	—	(28,226)
Allowances		38,068	—	185,583	—	223,651
Fictitious dividend		1,341	—	14,950	—	16,291
Liability under insurance contracts		24,147	—	(22,408)	—	1,739
Deficit carried over		—	—	311	—	311
Others		(543,770)	451	(304,112)	9,695	(837,736)

		(553,360)	2,858	(90,555)	(7,321)	(648,378)

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		320,011	—	(35,944)	—	284,067

	~~W~~	(233,349)	2,858	(126,499)	(7,321)	(364,311)

(*)	Deferred tax assets from overseas subsidiaries are increased by ~~W~~1,960 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

41.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that are directly charged or credited to equity for the years ended December 31, 2019 and 2020 are as follows:

	January 1, 2019			Changes		December 31, 2019
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	11,713	(8,754)	427,657	(124,147)	439,370	(132,901)
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		235	(65)	(11,621)	3,196	(11,386)	3,131
Foreign currency translation adjustments for foreign operations		(306,766)	(15,087)	98,418	5,970	(208,348)	(9,117)
Gain (loss) on cash flow hedge		(24,485)	6,733	(23,492)	7,533	(47,977)	14,266
Equity in other comprehensive income of associates		4,957	(74)	3,343	(48)	8,300	(122)
The accumulated other comprehensive income in separate account (*)		5,672	(1,560)	14,382	(3,955)	20,054	(5,515)
Remeasurements of the defined benefit liability		(477,382)	130,700	(76,156)	21,306	(553,538)	152,006
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		(108,655)	29,597	207,333	(56,654)	98,678	(27,057)

	~~W~~	(894,711)	141,490	639,864	(146,799)	(254,847)	(5,309)

	January 1, 2020			Changes		December 31, 2020
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	439,370	(132,901)	(103,570)	23,912	335,800	(108,989)
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(11,386)	3,131	4,253	(1,170)	(7,133)	1,961
Foreign currency translation adjustments for foreign operations		(208,348)	(9,117)	(166,596)	7,000	(374,944)	(2,117)
Gain (loss) on cash flow hedge		(47,977)	14,266	(19,958)	5,498	(67,935)	19,764
Equity in other comprehensive income of associates		8,300	(122)	(1,450)	(1,878)	6,850	(2,000)
The accumulated other comprehensive income in separate account (*)		20,054	(5,515)	5,358	(1,473)	25,412	(6,988)
Remeasurements of the defined benefit liability		(553,538)	152,006	21,362	(5,610)	(532,176)	146,396
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		98,678	(27,057)	125,371	(35,073)	224,049	(62,130)

	~~W~~	(254,847)	(5,309)	(135,230)	(8,794)	(390,077)	(14,103)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

41.	Income tax expense (continued)

(*)

Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, are included in the other liabilities of principle and interest guaranteed separate account’s financial statement.

(e)	There is no the amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2019 and 2020.

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2019 and 2020 are as follows:

	2019		2020
Investment in associates	~~W~~	(766,888)	(897,110)

(g)

The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2019 and 2020 are as follows:

	2019		2020
Deferred tax assets	~~W~~	518,337	440,430
Deferred tax liabilities		(751,686)	(804,741)

42.	Earnings per share

(a)	Basic and diluted earnings per share for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	3,156,722	3,403,497	3,414,595
Less:
Dividends to hybrid bond		(40,357)	(61,993)	(85,327)

Net profit available for common stock	~~W~~	3,116,365	3,341,504	3,329,268

Weighted average number of common shares outstanding (*1)		473,649,076	477,346,731	500,343,324
Basic and diluted earnings per share in won	~~W~~	6,579	7,000	6,654

(*1)

The number of basic ordinary shares outstanding is 516,599,554 shares and the above weighted-average stocks are calculated by reflecting treasury stocks issued and 17,482,000 shares of convertible preferred shares issued on May 1, 2019.

(*2)	Treasury stock has retired on June 1, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

42.	Earnings per share (continued)

(b)	The calculation details of the weighted average number of ordinary shares are as follows:

	2020
	Number of shares	Number of days
Number of common shares issued	516,599,554	178,880,869,852
Shares of convertible preferred stock	17,482,000	6,398,412,000
Shares of treasury stock	(704,796)	(2,153,625,403)
Average number of ordinary shares	533,376,758	183,125,656,449
Days		366 days
Weighted average number of ordinary shares		500,343,324

43.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2019 and 2020 are as follows:

	2019		2020
Guarantees:
Outstanding guarantees	~~W~~	9,319,885	10,249,827
Contingent guarantees		3,669,697	3,433,953

		12,989,582	13,683,780

Commitments to extend credit:
Loan commitments in won		74,393,722	80,598,639
Loan commitments in foreign currency		22,542,776	19,319,903
ABS and ABCP commitments		2,116,354	1,604,958
Others		81,387,165	87,718,227

		180,440,017	189,241,727

Endorsed bills:
Secured endorsed bills		11,287	1,650
Unsecured endorsed bills		6,737,097	7,324,559

		6,748,384	7,326,209

Loans sold with repurchase agreement		2,099	—

	~~W~~	200,180,082	210,251,716

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

43.	Commitments and contingencies (continued)

(b)	Pending litigations

The Group’s pending lawsuits as a defendant as of December 31, 2020 are as follows:

Case	Number of claim	Claim amount		Description	Status
Claim for the payment to execute the assignment order	1	~~W~~	7,099	For the deposits at the Group owned by one of the debtor, the plaintiff has received a provisional seizure order, bond seizure and an assignment order that assigned the Bank as a third party debtor. Accordingly, the plaintiff filed a claim against the Bank for the debt payment to execute the assignment order.	In progress for the first order.

Deposit return	1		5,575	Hanwha Savings Bank, a party to the lender of Meat Loan, filed a lawsuit against all creditors to confirm deposit accounts for the sale of frozen meat. As a result, the lawsuit has been commissioned by HYUN, the legal firm, proceed a Matron’s private lawsuit related the Group.	In progress for the first order.

Gampo Ramada a settlement claim suit	1		5,658	The plaintiff has requested the intermediate loan of the repayment of loans until now because the Group planned for a three months extension of the maturity of the intermediate loan and have made a commitment to repay the principal and interest of the unpaid intermediate payment loan to the plaintiff after three months.	The Group lost the first and second order (2021.01.14) and the third order is ongoing.

Others	530		301,460	It includes various cases, such as compensation for loss claim.

	533	~~W~~	319,792

As of the December 31, 2020, the Group has recorded ~~W~~12,468 million and ~~W~~3,453 million, respectively, as other provisions and insurance contract liabilities (reserve for claims) for litigations, etc., The outcome of the lawsuits is not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c)

The Group entered into an agreement between shareholders with Asia Trust Co., Ltd. (60% of its total shares) to acquire remaining stake. In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares to the Group.

(d)

In relation to Asia Trust Co., Ltd., (“Asia Trust”) a subsidiary of the Group, a number of complaints have arisen due to misuse of the seals discarded by employees prior to the Group’s acquisition of Asia

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

43.	Commitments and contingencies (continued)

Trust. Some of them filed a lawsuit against the Group (claim amount of ~~W~~49.6 billion) during the current year, and a special inspection is conducted by the Financial Supervisory Service in February 2019. The Group did not reflect these financial effects in the consolidated financial statements as of December 31, 2020 because the Group could not reliably measure the likelihood of loss and extent of loss.

(e)

Regarding the currency option contracts, the Group has received the dispute arbitration request from the Financial Dispute Arbitration Committee on December 19, 2019; the Group will proceed with Board of Directors’ decision. The Group’s management anticipates that the result of the adjustment will not have a significant impact on the Group’s financial position.

(f)

As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (TRS, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management (“Lime Fund”). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedged (“IIG Fund”) from May 2017 to September 2017.

The Group invested the IIG Fund in LAM Enhanced Finance III L.P. (“LAM III Fund”) in kind and acquired the LAM III Fund’s beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind. Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

The Financial Supervisory Service has notified advance notice that is a result of the inspection on the Lime Trade Financial Fund and Lime CI Fund to the Group. In addition, regarding the Lime Trade Financial Fund, the Financial Supervisory Service Sanctions Review Committee and the Financial Services Commission Securities Futures Commission reviewed and voted on the sanctions of former executives and institutions. It will be finalized by the Financial Services Commission in the future, and the Lime CI Fund is currently undergoing a Financial Supervisory Service Sanctions Review Committee.

The prosecution arrested and indicted the former director of Prime Brokerage Services on fraud charges. On September 25, the former director of Prime Brokerage Service was convicted in the first trial for fraud for violation of the Capital Market and Financial Investment Services Act. The former director of Prime Brokerage Services submitted an appeal on October 5, 2020.

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’. It is expected that the criminal trial will determine whether the Group is legally responsible or not. The Group has determined the present obligation that the Group may liable for the charge of involvement in the fraud is not significant.

Meanwhile, as of December 31, 2020, there is an international dispute over some beneficiary certificates acquired under the management order of Lime Asset Management.

Considering the board’s voluntary compensation decision and the results of the Financial Supervisory Service’s dispute settlement committee, the Group conducted the compensation and liquidity supply for some of the Lime Fund sales. Supervision authorities are currently conducting inspections on Lime Asset

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

43.	Commitments and contingencies (continued)

Management, and depending on the inspection results, procedures for dispute settlement and damage relief measures for incomplete sales may be carried out.

(g)

The Group sold approximately ~~W~~390.7 billion of German Heritage DLS trust products from May 2017 to December 2018. As of December 31, 2020, the repayment of ~~W~~379.9 billion has been delayed. Accordingly, the supervisory authorities are conducting an inspection on the incomplete sale of trust products. The Financial Supervisory Service has notified advance notice that is a result of the inspection to the Group. In addition, the Financial Supervisory Service Sanctions Review Committee and the Financial Services Commission Securities Futures Commission reviewed and voted on the sanctions of staffs and institutions. However, it will be finalized by the Financial Services Commission in the future.

(h)

The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of December 31, 2020, approximately ~~W~~287.1 billion, expired amount, of ~~W~~420.0 billion, outstanding balance, is suspended from redemption and delayed in repayment.

44.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Cash and due from banks at amortized cost	~~W~~	17,363,450	28,435,818	33,420,549
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(3,008,188)	(3,349,719)	(2,488,156)
Restricted due from banks		(6,175,506)	(16,506,925)	(21,969,411)

	~~W~~	8,179,756	8,579,174	8,962,982

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Statement of cash flows (continued)

(b)	Significant non-cash activities for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Debt-equity swap	~~W~~	28,759	224,093	58,528
Transfers from construction-in-progress to property and equipment		6,319	76,004	56,575
Transfers between property and equipment and investment property		28,199	104,573	4,064
Transfers between assets held for sale and property and equipment		80	455	31,633
Transfers between investment property and assets held for sale		—	15,795	910
Accounts payable for purchase of intangible assets, etc.		1,047	472,798	137,476
Transaction for right-of-use assets		—	1,376,764	281,785
Exchange of shares related to acquisition of subsidiaries		—	—	629,449
Exchange of shares related to disposal of treasury stocks		—	—	287,669

(c)	Changes in assets and liabilities arising from financing activities for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Net derivative financial instruments		Borrowings	Debentures	Lease liabilities
Beginning balance	~~W~~	(77,102)	29,818,542	63,227,699	536,842
Changes from cash flows		21,958	5,017,269	11,201,673	(269,362)
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	58,320	352,524	11,291
Changes in foreign currency exchange rate		—	173,623	282,534	—
Others		60,966	(204,598)	298,934	792,901
Business combination		—	—	—	32,587

Ending balance	~~W~~	5,822	34,863,156	75,363,364	1,104,259

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

44.	Statement of cash flows (continued)

	2020
	Net derivative financial instruments		Borrowings	Debentures	Lease liabilities
Beginning balance	~~W~~	5,822	34,863,156	75,363,364	1,104,259
Changes from cash flows		(43,676)	7,465,106	(28,372)	(781,867)
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	22,836	437,627	14,504
Changes in foreign currency		—	271,179	(417,151)	—
Others		126,638	(1,037,213)	(221,074)	256,426
Business combination(Note47)		—	9,000	—	839

Ending balance	~~W~~	88,784	41,594,064	75,134,394	594,161

45.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with IAS 24, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, bond and debt balance between the Group and the related parties are disclosed. For details of the subsidiaries, refer to ‘Note 15’.

(a)	Balances with the related parties as of December 31, 2019 and 2020 are as follows:

Related party	Account	2019		2020
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	92	76
”	Credit card loans		173	81
”	Deposits		402	13,941
Partners 4th Growth Investment Fund	Deposits		1,443	2,802
BNP Paribas Cardif General Insurance	Credit card loans		26	21
”	Other assets		401	—
”	Deposits		17	41
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		91	—
Dream High Fund III	Deposits		5	4
Credian Healthcare Private Equity Fund II	Deposits		4	2
Midas Dong-A Snowball Venture Fund 2	Deposits		233	1,739
Eum Private Equity Fund No.3	Deposits		353	20
Incorporated association Finance Saving Information Center	Deposits		6	7
GX Shinhan interest 1st Private Equity Fund	Unearned revenue		248	—
Nomura investment property trust No.19	Loans		11,973	11,976
”	Other assets		42	44

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

45.	Related parties (continued)

Related party	Account	2019		2020
Investments in associates (continued):
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets	~~W~~	678	1,160
Shinhan-Stonebridge Petro Private Equity Fund (*)	Other assets		810	—
Korea Finance Security	Deposits		362	568
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue		9	16
Hermes Private Investment Equity Fund	Deposits		275	352
Multimedia Tech Co.Ltd	Deposits		3	—
Korea Credit Bureau	Deposits		80	2,088
Goduck Gangil1 PFV Co., Ltd	Loans		24,000	24,000
”	ACL		(78)	(71)
SBC PFV Co., Ltd	Deposits		5,142	8,011
GMG Development Co,. Ltd (*)	Deposits		300	—
Sprott Global Renewable Private Equity Fund I	Deposits		342	258
IMM Global Private Equity Fund	Loans		800	800
”	ACL		(3)	(2)
”	Deposits		7,598	10,820
Goduck Gangil10 PFV Co., Ltd	Loans		—	9,400
”	ACL		—	(19)
”	Deposits		—	2,718
Shinhan Global Healthcare Fund 2	Deposits		—	1
One Shinhan Global Fund 1	Unearned revenue		—	122
IGIS PRIVATE REAL ESTATE TRUST NO.331	Loans		—	9,919
”	Accrued income		—	121
”	Unearned revenue		—	22
COSPEC BIM tech	Loans		—	151
”	ACL		—	(95)
”	Deposits		—	1
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits		—	117
EDNCENTRAL Co.,Ltd.	Loans		—	19,450
”	Accrued income		—	9
”	Unearned revenue		—	578
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment	Account receivables		—	2,823
Future-Creation Neoplux Venture Capital Fund	Account receivables		—	4,137
Neoplux Market-Frontier Secondary Fund	Account receivables		—	1,630
Gyeonggi-Neoplux Superman Fund	Account receivables		—	186
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		—	25

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

45.	Related parties (continued)

Related party	Account	2019		2020
Investments in associates (continued):
SHINHAN-NEO Core Industrial Technology Fund	Account receivables	~~W~~	—	3
KTC-NP Growth Champ 2011-2 Private Equity Fund	Account receivables		—	4,528
Neoplux No.3 Private Equity Fund	Account receivables		—	748
NV Station Private Equity Fund	Deposits		—	100
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Unearned revenue		—	76
IGIS Private Real Estate Investment Trust 286	Other loans		—	436
Genesis North America Power Company No.1 PEF	Other loans		—	2,171
Key management personnel and their immediate relatives:	Loans		4,426	5,144

	Assets		43,431	98,852

	Liabilities	~~W~~	16,822	44,404

(*)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2020

(b)	Transactions with the related parties for the years ended December 31, 2018, 2019 and 2020 are as follows:

Related party	Account	2018		2019	2020
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	3,716	4,230	3,390
”	Reversal of credit losses		4	3	—
”	Other expense		—	(1)	(5)
”	General and administrative expenses		(17)	(9)	(4)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		685	448	361
BNP Paribas Cardif General Insurance	Fees and commission income		9	11	10
”	Provision for credit losses		(2)	—	—
”	Other operating income		—	468	333
Midas Dong-A Snowball Venture Fund (*1)	Fees and commission income		47	119	—
”	Interest expense		(2)	(1)	—
SP New Technology Business investment Fund I	Fees and commission income		317	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

45.	Related parties (continued)

Related party	Account	2018		2019	2020
Investments in associates
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income	~~W~~	13	—	—
IBKS-Shinhan Creative Economy New Technology Fund 2 (*1)	Fees and commission income		16	8	—
SM New Technology Business Investment Fund I	Fees and commission income		55	14	—
JAEYOUNG SOLUTEC CO., LTD.	Interest income		523	—	—
”	Fees and commission income		2	—	—
”	Other operating income		3	—	—
”	Reversal of credit losses		—	—	—
”	Interest expense		(2)	—	—
”	Provision for credit losses		(1)	—	—
Partners 4th Growth Investment Fund	Interest expense		(19)	(7)	(4)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		216	216	54
SHBNPP Private Korea Equity Long-Short Professional Feeder (*2)	Fees and commission income		975	363	—
KDBC Midas Dong-A Snowball Venture Fund No.2	Interest expense		(2)	—	(2)
STI-New Growth Engines Investment	Fees and commission income		16	—	—
Shinhan Fintech New Technology Fund No.1 (*1)	Fees and commission income		153	38	—
Shinhan Global Healthcare Fund 1	Fees and commission income		785	360	—
Taihan Industrial System Co., Ltd.	Fees and commission income		1	—	—
Shinhan capital-Cape FN Fund No.1 (*1)	Fees and commission income		82	101	—
SHC-K2 Global Material Fund	Fees and commission income		20	19	19
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income		127	94	50
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		71	187	63
GX Shinhan interest 1st Private Equity Fund (*3)	Fees and commission income		412	545	454
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		214	361	361

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

45.	Related parties (continued)

Related party	Account	2018		2019	2020
Investments in associates
SHC ULMUS Fund No.1 (*3)	Fees and commission income	~~W~~	51	76	39
Shinhan-PS Investment Fund No.1	Fees and commission income		12	20	20
Nomura investment property trust No.19	Interest income		312	519	525
”	Other operating income		—	7	3
”	Provision for credit loss		(34)	—	—
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		236	2,694	2,501
Shinhan-Stonebridge Petro Private Equity Fund	Fees and commission income		1,920	1,762	—
KOREA FINANCE SECURITY	Fees and commission income		—	10	10
”	Interest expense		—	—	(1)
ShinHan-Soo Young Entrepreneur Investment Fund	Fees and commission income		—	275	206
Shinhan-Rhinos 1 Fund	Fees and commission income		—	64	64
SHINHAN-CORE TREND GLOBAL FUND1	Fees and commission income		—	45	100
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		—	67	240
One Shinhan Global Fund1	Fees and commission income		—	151	399
Open-Shinhan Portfolio Investment Association No. 1	Fees and commission income		—	59	59
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		—	7	218
WON JIN HOME PLAN CO.,LTD	Interest income		—	186	—
Korea Credit Bureau	Fees and commission income		—	13	13
”	Interest expense		—	(5)	(12)
Goduck Gangil1 PFV Co., Ltd	Interest income		—	328	915
”	Fees and commission income		—	1,120	—
”	Provision for credit loss		—	(78)	7
SBC PFV Co., Ltd	Fees and commission income		—	—	732
”	Interest expense		—	(3)	(5)
IMM Global Private Equity Fund	Interest income		—	28	25
”	Interest expense		—	(25)	(13)
”	Provision for credit loss		—	(3)	—
Goduck Gangil10 PFV Co., Ltd	Interest income		—	—	299
”	Fees and commission income		—	—	793
”	Interest expense		—	—	(4)
”	Provision for credit loss		—	—	(19)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

45.	Related parties (continued)

Related party	Account	2018		2019	2020
Investments in associates
IGIS PRIVATE REAL ESTATE TRUST NO.331	Interest income	~~W~~	—	—	731
”	Other operating expense		—	—	(67)
”	Fees and commission income		—	—	478
COSPEC BIM tech	Provision for credit loss		—	—	(95)
Korea Omega Project Fund I	Fees and commission income		—	—	131
New Green Shinhan Mezzanine Fund	Fees and commission income		—	—	42
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		—	—	174
EDNCENTRAL Co.,Ltd.	Interest income		—	—	649
”	Fees and commission income		—	—	578
”	Other operating expense		—	—	(121)
Shinhan Western T&D Consignment Management Real Estate Investment Co., Ltd (*3)	Fees and commission income		—	—	300
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		—	—	165
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment	Interest income		—	—	9
”	Fees and commission income		—	—	44
Future-Creation Neoplux Venture Capital Fund	Interest income		—	—	14
”	Fees and commission income		—	—	116
Neoplux Market-Frontier Secondary Fund	Fees and commission income		—	—	416
Gyeonggi-Neoplux Superman Fund	Fees and commission income		—	—	149
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		—	—	308
NewWave 6th Fund	Fees and commission income		—	—	303
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		—	—	3
KTC-NP Growth Champ 2011-2 Private Equity Fund	Interest income		—	—	5
”	Fees and commission income		—	—	86
Neoplux No.3 Private Equity Fund	Fees and commission income		—	—	748
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Fees and commission income		—	—	1,412

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

45.	Related parties (continued)

Related party	Account	2018		2019	2020
Investments in associates
CREDIAN T&F 2020 CORPORATE FINANCIAL STABILITY PRIVATE EQUITY FUND (*3)	Interest expense	~~W~~	—	—	(1)
Key management personnel and their immediate relatives
Interest income			101	161	126

		~~W~~	11,015	15,045	18,897

(*1)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2019
(*2)	As the Group does not have significant influence to this entity, this has been removed from the related parties for the year ended December 31, 2019.
(*3)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2020.

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018		2019	2020
Short-term employee benefits	~~W~~	22,502	21,237	23,468
Severance benefits		419	731	651
Share-based payment transactions (*)		4,944	12,343	2,628

	~~W~~	27,865	34,311	26,747

(*)	The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

(d)	The guarantees provided between the related parties as of December 31, 2019 and 2020 are as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2019		2020	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused credit line

(*)	Among the associates, the amount of the securities purchase agreement for structured entities is ~~W~~ 135,459 million as of December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

45.	Related parties (continued)

(e)	Details of collaterals provided by the related parties as of December 31, 2019 and 2020 are as follows:

Provided to	Provided by	Pledged assets	2019		2020
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
	Hyungje art printing	Properties		120	120
	Goduck Gangil1 PFV Co., Ltd	Guarantee insurance policy		28,800	28,800
	Goduck Gangil10 PFV Co., Ltd	Guarantee insurance policy		—	13,000

			~~W~~	40,920	53,920

(f)	Details of significant loan transactions with related parties as of December 31, 2019 and 2020 are as follows:

		2019
Classification	Company	Beginning		Loan	Recover	Others (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,966	—	—	7	11,973
	Goduck Gangil1 PFV Co., Ltd		—	24,000	—	—	24,000
	IMM Global Private Equity Fund		—	800	—	—	800

	Total	~~W~~	11,966	24,800	—	7	36,773

(*)	The effect on changes in allowance for credit loss is included.

		2020
Classification	Company	Beginning		Loan	Recover	Others (*1)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	—	—	—	11,973
	IGIS PRIVATE REAL ESTATE TRUST NO.331		—	10,000	—	(312)	9,688
	EDNCENTRAL Co.,Ltd.		—	20,000	—	(619)	19,381
	Goduck Gangil1 PFV Co., Ltd		24,000	—	—	—	24,000
	Goduck Gangil10 PFV Co., Ltd		—	28,200	(18,800)	—	9,400
	IMM Global Private Equity Fund		800	—	—	—	800
	COSPEC BIM tech(*2)		—	—	—	151	151

	Total	~~W~~	36,773	58,200	(18,800)	(780)	75,393

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

45.	Related parties (continued)

(*1)	The effect on changes in allowance for credit loss is included.
(*2)	For the year ended December 31, 2020, it is incorporated as a related party, and has marked the balance as of December 31, 2020.

46.	Interests in unconsolidated structured entities

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

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Interests in unconsolidated structured entities (continued)

The size of unconsolidated structured entities as of December 31, 2019 and 2020 are as follows:

	2019		2020
Total assets:
Asset-backed securitization	~~W~~	208,441,947	253,958,036
Structured financing		195,374,046	257,475,395
Investment fund		215,371,530	203,863,889

	~~W~~	619,187,523	715,297,320

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2019 and 2020 are as follows:

	2019
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	10,646	69,727	—	80,373
Loan at amortized cost		785,134	10,207,866	664,024	11,657,024
Securities at fair value through profit or loss		3,705,565	70,407	9,378,374	13,154,346
Derivate assets		21,494	1,027	—	22,521
Securities at fair value through other comprehensive income		2,144,846	188,429	—	2,333,275
Securities at amortized cost		4,894,942	—	—	4,894,942
Other assets		3,244	14,776	58,948	76,968

	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449

Liabilities:
Other liabilities	~~W~~	682	10,457	—	11,139

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

46.	Interests in unconsolidated structured entities (continued)

	2020
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	10,007	396,006	—	406,013
Loan at amortized cost		882,708	11,631,322	80,166	12,594,196
Securities at fair value through profit or loss		4,703,527	200,966	9,403,611	14,308,104
Derivate assets		10,353	1,050	—	11,403
Securities at fair value through other comprehensive income		2,105,239	122,664	—	2,227,903
Securities at amortized cost		6,294,228	—	—	6,294,228
Other assets		2,019	59,980	4,936	66,935

	~~W~~	14,008,081	12,411,988	9,488,713	35,908,782

Liabilities:
Derivate liabilities	~~W~~	582	—	—	582
Other liabilities		2,610	21,421	—	24,031

	~~W~~	3,192	21,421	—	24,613

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2019 and 2020 are as follows:

	2019
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449
ABS and ABCP commitments		1,208,707	2,300	868,498	2,079,505
Loan commitments		845,904	855,520	—	1,701,424
Guarantees		139,522	4,000	—	143,522
Others		—	118,969	—	118,969

	~~W~~	13,760,004	11,533,021	10,969,844	36,262,869

	2020
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	14,008,081	12,411,988	9,488,713	35,908,782
ABS and ABCP commitments		932,113	2,300	1,923,035	2,857,448
Loan commitments		618,030	707,860	—	1,325,890
Guarantees		87,293	—	—	87,293
Others		—	123,210	5,887	129,097

	~~W~~	15,645,517	13,245,358	11,417,635	40,308,510

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

47.	Business combination

(a)	Neoplux Co., Ltd.

i) General information

As of September 29, 2020, the Group gained control of Neoplux Co., Ltd. as a subsidiary by acquiring a 96.77% (97.08% stake of voting rights) stake and reporting to the Financial Services Commission about the transfer of subsidiary. As of December 30, 2020, the Group acquired the remaining shares, and Neoplux Co., Ltd. became a wholly owned subsidiary of the Group. The main reason forbusiness combination is to promote investment financing and secure new business opportunities in the investment banking sector.

ii) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

	Amount (*1)
Assets:
Cash and due from banks at amortized cost	~~W~~	179
Investment assets in the long-term		463
Venture capital investment assets		38,800
Private equity investment company investment assets		12,230
Property and equipment		835
Intangible assets (*2)		1,254
Other assets (*3)		18,911

		72,672

Liabilities:
Borrowings		9,000
Other liabilities		4,804

		13,804

Fair value of the identifiable net assets	~~W~~	58,868

(*1)

The accounting for the acquisition of Neoplux Co., Ltd. is tentatively determined using the identifiable assets and liabilities recognized by Neoplux Co., Ltd. at the time of business combination. For the year ended December 31, 2020, the acquisition has not completed the identification of intangible assets for allocation and the fair value assessment of identifiable assets and liabilities. The goodwill may vary depending on the results of the fair value assessment of the identifiable assets and liabilities for the allocation of the consideration.

(*2)

The contract balance recognized as a business combination includes ~~W~~ 793 million. The contract balance that Neoplux Co., Ltd. has is considered an important asset that can generate additional revenue in the future. Therefore, it is assessed at fair value through the Multi-period Excess Earning Method.

(*3)

During the business combination, the Group has acquired receivables that are fair value of ~~W~~ 15,803 million, and the total contract amount is ~~W~~ 15,803 million. There is no contractual cash flow that is not expected to be recovered from the receivables.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

47.	Business combination (continued)

iii) Goodwill

Goodwill recognized as a result of business combination is as follows:

	Amount
Consideration paid in cash	~~W~~	71,128
Fair value of identifiable net assets		(58,868)
Non-controlling interests (*)		1,718

Goodwill	~~W~~	13,978

(*)

For the year ended December 31, 2020, the non-controlling interests for Neoplux Co., Ltd. are measured at proportionate shares of non-controlling interests in the acquiree’s identifiable net assets for Neoplux Co.,Ltd. At the business combination, the goodwill is generated because the transfer price includes the premium of corporate control paid to acquire Neoplux Co.,Ltd. The transfer price for the business combination includes expected synergies, future market growth, and the amount related to human resources. These benefits are not recognized separately from goodwill because it does not meet the recognition requirements for identifiable intangible assets.

iv) Cost related to business combination

The Group incurred a cost of ~~W~~ 2,207 million, including legal fees and due diligence fees, in connection with the business combination and recognized the fee as the fee expense in the consolidated statement of comprehensive income of the Group.

v) Net cash outflows due to business combination

Net cash outflows due to business combination for the year ended December 31, 2020 are as follows:

	Amount
Consideration transferred in cash	~~W~~	71,128
Acquired cash and cash equivalents (*)		(174)

	~~W~~	70,954

(*)	The amount of cash and cash equivalents acquired is the amount of cash and amortized cost measurement deposits minus the amount of restricted deposits.

vi) If Has Neoplux Co., Ltd. consolidated as of January 1, 2020, the consolidated operating income and profit for the period of the Group, which would have been included in the consolidated statement of comprehensive loss, are ~~W~~ 1,938 million and ~~W~~ 863 million, respectively.

48.	Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with IFRS No.1109 ‘Financial Instruments’ and there have been significant changes in forward-looking information due to the spread of the COVID-19 for the year ended December 31, 2020. Accordingly, the default rate forecast for the year

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

48.	Uncertainty due to changes in domestic and global economic conditions (continued)

ended December 31, 2020 is re-estimated using changed forward-looking information on economic growth rate, consumer price index, KOSPI, which are major variables to compute the default rate. The Group will continue to monitor the impact of the COVID-19 on the economy.

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows:

(a) Shinhan Bank

	2020
	Airlift passenger		Lodging	Oil/ petroleum refinery	Art- related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	120,854	3,445,269	685,336	244,036	95,240	1,763,741	112,647	6,467,123
Securities at fair value through profit or loss		—	—	3,088	—	—	3,060	—	6,148
Securities at fair value through other comprehensive income		52,878	2,611	224,894	—	6,539	9,797	—	296,719
Off-balance accounts		404,767	289,948	3,058,516	9,630	111,266	938,705	60,171	4,873,003

	~~W~~	578,499	3,737,828	3,971,834	253,666	213,045	2,715,303	172,818	11,642,993

(b) Shinhan Card Co., Ltd.

	2020
	Retails
	Credit sales		Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	357,589	142,252	283,150	782,991
Off-balance accounts			702,124		702,124

(c)	Jeju Bank

	2020
	Lodging		Manufacturing	Retail	Construction Industry	Leisure related service industry	Transportation Business	Etc	Total
Loans at amortized cost	~~W~~	599,875	30,095	517,843	85,640	57,677	29,679	92,373	1,413,182
Off-balance accounts		20,658	563	18,691	7,100	1,053	2,103	3,082	53,250

	~~W~~	620,533	30,658	536,534	92,740	58,730	31,782	95,455	1,466,432

As of December 31, 2020, the exposure of the borrowers who applied for moratorium of interest payments and moratorium of repayment in installments by Shinhan Bank is as follows:

	Exposure
Moratorium of interest payments	~~W~~	242,794
Moratorium of repayment in installments		1,067,502
Moratorium of interest payments and moratorium of repayment in installments		80,581

	~~W~~	1,390,877

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Transition effects arising from changes in accounting policies (continued)

(i)	Changes in equity due to application of IFRS 9 and 15

Changes in equity as of January 1, 2018 due to the initial application date of IFRS 9 and 15 are as follows:

	Amounts
Retained earnings at January 1, 2018 before changes	~~W~~	20,791,680
Adjustments of retained earnings due to the application of IFRS 9 :
Reclassification from financial assets at amortized cost to financial assets measured at fair value through profit or loss		(74,061)
Reclassification from available-for-sale financial assets to financial assets measured at fair value through profit or loss		178,518
Reclassification from available-for-sale financial assets to financial assets measured at fair value through other comprehensive income (*1)		204,457
Increase in loss allowance for financial assets measured at amortized cost		(573,088)
Increase in loss allowance for loan commitments and financial guarantee contracts		(55,274)
Increase in loss allowance for debt instruments measured at fair value through other comprehensive income		(18,976)
Effect of overlay approach application		34,102
Others (*2)		(40,063)

		(344,385)

Adjustments of retained earnings due to the application of IFRS 15 (*3)		(2,895)
Tax effects (*4)		95,426

Retained earnings at January 1, 2018 after changes	~~W~~	20,539,826

(*1)	With the application of IFRS 9, the effect of retained earnings of the recognized impairment from equity securities has reclassified to other comprehensive income.
(*2)	Include translation of foreign currencies, etc.
(*3)	The Group has divided the trust fees into trust sales fees and trust managing fees and recognition of trust managing fees are deferred.
(*4)	Tax effects due to the application of IFRS 9 are separately shown.

	Amounts
Accumulated other comprehensive loss at January 1, 2018 before changes	~~W~~	(529,734)
Adjustments of accumulated other comprehensive income due to the application of IFRS 9:
Reclassification from available-for-sale financial assets to financial assets measured at fair value through profit or loss		(178,518)
Reclassification from available-for-sale financial assets to financial assets measured at fair value through other comprehensive income (*1)		(204,457)
Increase in loss allowance for debt instruments measured at fair value through other comprehensive income		18,976
Effect of overlay approach application		(34,102)
Others (*2)		11,039

		(387,062)

Tax effects (*3)		110,051

Accumulated other comprehensive loss at January 1, 2018 after changes	~~W~~	(806,745)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Transition effects arising from changes in accounting policies (continued)

(*1)

The effect on retained earnings arising from the recognition of impairment losses related to equity securities in the prior periods was transferred to other comprehensive income upon the application of IFRS 9.

(*2)	Other adjustments include foreign currency translation and changes in non-controlling interests, resulting from the adoption of IFRS 9.
(*3)	Tax effects due to the application of IFRS 9 are separately shown.

(ii)	Reclassification of financial instruments upon adoption of IFRS 9

Details of reclassification of financial instruments as of January 1, 2018, the initial application date of IFRS 9, are as follows:

IAS 39		IFRS 9	Carrying value under IAS 39 (*1)		Carrying value under IFRS 9 (*1)	Difference
Financial assets:
Due from banks	Loans and receivables	Financial assets measured at FVTPL (*2)	~~W~~	902,124	833,942	(68,182)
	Loans and receivables	Amortized cost		19,988,001	19,988,001	—
Loan receivables	Loans and receivables	Financial assets measured at FVTPL (*2)		750,342	778,985	28,643
	Loans and receivables	Amortized cost		277,126,029	277,126,029	—
Other financial assets	Loans and receivables	Amortized cost		12,090,983	12,090,983	—
Trading assets (debt securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		23,640,646	23,640,646	—
Trading assets (equity securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		4,634,353	4,634,353	—
Trading assets (deposit in gold and silver)	Financial assets at FVTPL	Financial assets measured at FVTPL		189,297	189,297	—
Financial assets designated as at FVTPL (debt securities)	Financial assets at FVTPL	Financial assets measured at FVTPL (*3)		2,030,522	2,030,522	—
	Financial assets at FVTPL	Financial assets designated as at FVTPL		80,288	80,288	—
Financial assets designated as at FVTPL (equity securities)	Financial assets at FVTPL	Financial assets measured at FVTPL (*3)		1,162,553	1,162,553	—
	Financial assets at FVTPL	Financial assets designated as at FVTPL		71,803	71,803	—
Financial assets designated as at FVTPL (other securities – compound financial instruments)	Financial assets at FVTPL	Financial assets measured at FVTPL (*3)		233,892	233,892	—
Derivatives	Financial assets at FVTPL	Financial assets measured at FVTPL (*3)		3,400,178	3,348,803	(51,375)
AFS financial assets (debt securities)	AFS financial assets	Financial assets measured at FVTPL (*2)		528,745	533,452	4,707
	AFS financial assets	Financial assets measured at FVOCI		36,657,807	36,657,807	—
AFS financial assets (equity securities)	AFS financial assets	Financial assets measured at FVTPL (*2)		4,339,979	4,350,969	10,990
	AFS financial assets	Financial assets measured at FVOCI		590,405	590,405	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Transition effects arising from changes in accounting policies (continued)

IAS 39		IFRS 9	Carrying value under IAS 39 (*1)		Carrying value under IFRS 9 (*1)	Difference
HTM financial assets (debt securities)	HTM financial assets	Financial assets measured at FVTPL (*2)	~~W~~	565,813	529,906	(35,907)
	HTM financial assets	Amortized cost		24,424,867	24,424,867	—

			~~W~~	413,408,627	413,297,503	(111,124)

Financial Liabilities:
Deposits	Financial liability measured at amortized cost	Financial liabilities measured at amortized cost	~~W~~	249,419,224	249,419,224	—
Trading liabilities	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL		1,848,490	1,848,490	—
Financial liabilities designated as at FVTPL	Financial liabilities at FVTPL	Financial liabilities designated as at FVTPL		8,260,636	8,260,636	—
	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL (*3)		36,973	36,973	—
Derivatives	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL (*3)		3,487,661	3,483,642	(4,019)
Borrowings	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		27,586,610	27,586,313	(297)
Debt securities issued	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		51,340,821	51,340,821	—
Others	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		20,124,451	20,124,432	(19)

			~~W~~	362,104,866	362,100,531	(4,335)

(*1)	Gross carrying amounts that are before netting allowance for loan losses or credit loss allowance.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Transition effects arising from changes in accounting policies (continued)

The effect of reclassification is as follows:

1)	Gross carrying amounts

	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Financial assets :
Due from banks
Carrying value under IAS 39 as of January 1, 2018	~~W~~	20,890,125	—	—	20,890,125	—	—
Reclassification to financial assets measured at FVTPL		—	(902,124)	—	(902,124)	—	—

		20,890,125	(902,124)	—	19,988,001	—	—

Loans
Carrying value under IAS 39 as of January 1, 2018		277,876,371	—	—	277,876,371	—	—
Reclassification to financial assets measured at FVTPL		—	(750,342)	—	(750,342)	—	—

		277,876,371	(750,342)	—	277,126,029	—	—

Other financial assets
Carrying value under IAS 39 as of January 1, 2018		12,090,983	—	—	12,090,983	—	—

Trading assets(debt instruments) (*1)
Carrying value under IAS 39 as of January 1, 2018		23,640,646	—	—	23,640,646	—	—
Reclassification to financial assets measured at FVTPL		—	(23,640,646)	—	(23,640,646)	—	—

		23,640,646	(23,640,646)	—	—	—	—

Trading assets(equity instruments)
Carrying value under IAS 39 as of January 1, 2018		4,634,353	—	—	4,634,353	—	—
Reclassification to financial assets measured at FVTPL		—	(4,634,353)	—	(4,634,353)	—	—

		4,634,353	(4,634,353)	—	—	—	—

Trading assets(gold deposit) (*1)
Carrying value under IAS 39 as of January 1, 2018		189,297	—	—	189,297	—	—
Reclassification to financial assets measured at FVTPL		—	(189,297)	—	(189,297)	—	—

		189,297	(189,297)	—	—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Transition effects arising from changes in accounting policies (continued)

	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Derivatives (*1)
Carrying value under IAS 39 as of January 1, 2018	~~W~~	3,400,178	—	—	3,400,178	—	—
Reclassification to financial assets measured at FVTPL		—	(51,375)	—	(51,375)	—	—

		3,400,178	(51,375)	—	3,348,803	—	—

Financial assets designated at FVTPL (*1)
Carrying value under IAS 39 as of January 1, 2018		3,579,057	—	—	3,579,057	—	—
Reclassification to financial assets measured at FVTPL		—	(3,426,966)	—	(3,426,966)	—	—
Reclassification to financial assets designated at FVTPL		—	(152,091)	—	(152,091)	—	—

		3,579,057	(3,579,057)	—	—	—	—

AFS (debt securities)
Carrying value under IAS 39 as of January 1, 2018		37,186,552	—	—	37,186,552	—	—
Reclassification to financial assets measured at FVTPL		—	(528,745)	—	(528,745)	—	—
Reclassification to financial assets measured at FVOCI		—	(36,657,807)	—	(36,657,807)	—	—

		37,186,552	(37,186,552)	—	—	—	—

AFS (equity securities)
Carrying value under IAS 39 as of January 1, 2018		4,930,385	—	—	4,930,385	—	—
Reclassification to financial assets measured at FVTPL		—	(4,339,979)	—	(4,339,979)	—	—
Reclassification to financial assets measured at FVOCI		—	(590,406)	—	(590,406)	—	—

		4,930,385	(4,930,385)	—	—	—	—

HTM (debt securities)
Carrying value under IAS 39 as of January 1, 2018		24,990,680	—	—	24,990,680	—	—
Reclassification to financial assets measured at FVTPL		—	(565,813)	—	(565,813)	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Transition effects arising from changes in accounting policies (continued)

	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Reclassification to financial assets measured at amortized cost	~~W~~	—	(24,424,867)	—	(24,424,867)	—	—

		24,990,680	(24,990,680)	—	—	—	—

Financial assets as measured at FVTPL
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from due from banks		—	902,124	(68,182)	833,942	—	(68,182)
Transfer from loans and other receivables		—	750,342	30,027	780,369	30,027	—
Transfer from trading assets		—	28,464,296	—	28,464,296	—	—
Transfer from financial assets designated at FVTPL		—	3,426,967	—	3,426,967	—	—
Transfer from AFS		—	4,868,724	7,708	4,876,432	108,532	(108,532)
Transfer from HTM		—	565,813	(35,907)	529,906	—	(35,907)
Transfer from derivative assets		—	51,375	(42,195)	9,180	—	—
		—	—	(2,575)	(2,575)	—	—

		—	39,029,641	(111,124)	38,918,517	138,559	(212,620)

Financial assets designated at FVTPL(IFRS 9)
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from financial assets designated at FVTPL(IAS 39)		—	152,091	—	152,091	—	—

		—	152,091	—	152,091	—	—

Financial assets measured at FVOCI (*2)
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from AFS		—	37,248,212	—	37,248,212	204,457	(204,457)

		—	37,248,212	—	37,248,212	204,457	(204,457)

Financial assets measured at amortized cost (*2)
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from HTM		—	24,424,867	—	24,424,867	—	—

		—	24,424,867	—	24,424,867	—	—

		~~W~~413,408,627	—	(111,124)	413,297,503	343,016	(417,077)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Transition effects arising from changes in accounting policies (continued)

Financial liabilities :	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Deposits
Carrying value under IAS 39 as of January 1, 2018	~~W~~	249,419,224	—	—	249,419,224	—	—

		249,419,224	—	—	249,419,224	—	—

Trading liabilities (*1)
Carrying value under IAS 39 as of January 1, 2018		1,848,490	—	—	1,848,490	—	—
Reclassification to financial liabilities measured at FVTPL		—	(1,848,490)	—	(1,848,490)	—	—

		1,848,490	(1,848,490)	—	—	—	—

Financial liabilities designated at FVTPL
Carrying value under IAS 39 as of January 1, 2018		8,297,609	—	—	8,297,609	—	—
Reclassification to financial liabilities designated at FVTPL		—	(8,260,636)	—	(8,260,636)	—	—
Reclassification to financial liabilities measured at FVTPL		—	(36,973)	—	(36,973)	—	—

		8,297,609	(8,297,609)	—	—	—	—

Financial liabilities measured at FVTPL
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from trading liabilities		—	1,848,490	—	1,848,490	—	—
Transfer from financial liabilities designated at FVTPL		—	36,973	—	36,973	—	—

		—	1,885,463	—	1,885,463	—	—

Financial liabilities designated at FVTPL
Carrying value under IAS 39 as of January 1, 2018		—	—	—	—	—	—
Transfer from financial liabilities designated at FVTPL		—	8,260,636	—	8,260,636	—	—

		—	8,260,636	—	8,260,636	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

49.	Transition effects arising from changes in accounting policies (continued)

Financial liabilities :	Carrying value based on the current standard		Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Derivative liabilities
Carrying value under IAS 39 as of January 1, 2018	~~W~~	3,487,661	—	—	3,487,661	—	—
Other		—	—	(4,019)	(4,019)	—	—

		3,487,661	—	(4,019)	3,483,642	—	—

Borrowings
Carrying value under IAS 39 as of January 1, 2018		27,586,610	—	—	27,586,610	—	—
Other		—	—	(297)	(297)	—	—

		27,586,610	—	(297)	27,586,313	—	—

Debt securities issued
Carrying value under IAS 39 as of January 1, 2018		51,340,821	—	—	51,340,821	—	—
Other financial liabilities
Carrying value under IAS 39 as of January 1, 2018		20,124,451	—	—	20,124,451	—	—
Other		—	—	(19)	(19)	—	—

		20,124,451	—	(19)	20,124,432	—	—

	~~W~~	362,104,866	—	(4,335)	362,100,531	—	—

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements

STATEMENTS OF FINANCIAL POSITION

	2019		2020
Assets
Deposits
Banking subsidiaries	~~W~~	167	3
Other		—	—
Receivables from subsidiaries:
Non-banking subsidiaries		2,219,698	3,218,455
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,797,222	13,797,222
Non-banking subsidiaries		15,183,053	16,157,962
Financial assets at FVTPL		443,377	1,810,867
Derivative assets		24,352	39,392
Property, equipment and intangible assets, net		11,106	10,360
Other assets
Banking subsidiaries		408,436	260,342
Non-banking subsidiaries		171,321	173,473
Other		2,590	15,838

Total assets	~~W~~	32,261,322	35,483,914

Liabilities and equity
Debt securities issued	~~W~~	9,147,640	9,920,059
Derivative liabilities		17,687	22,133
Accrued expenses & other liabilities		630,569	484,625

Total liabilities		9,795,896	10,426,817

Equity		22,465,426	25,057,097

Total liabilities and equity	~~W~~	32,261,322	35,483,914

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME

	2018		2019	2020
Income
Dividends from banking subsidiaries	~~W~~	541,524	892,310	892,420
Dividends from non-banking subsidiaries		866,150	428,634	495,110
Interest income from banking subsidiaries		268	263	194
Interest income from non-banking subsidiaries		31,224	38,968	68,914
Other income		74,215	125,324	268,784

Total income		1,513,381	1,485,499	1,725,422

Expenses
Interest expense		(187,882)	(206,815)	(231,205)
Other expense		(89,145)	(147,589)	(216,708)

Total expenses		(277,027)	(354,404)	(447,913)

Profit before income tax expense		1,236,354	1,131,095	1,277,509

Income tax expense		1,471	1,922	3,066

Profit for the year	~~W~~	1,234,883	1,129,173	1,274,443

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

50.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2018		2019	2020
Cash flows from operating activities
Profit before income taxes	~~W~~	1,236,354	1,131,095	1,277,509
Non-cash items included in profit before tax		(1,251,379)	(1,164,022)	(1,313,967)
Changes in operating assets and liabilities		(1,671,189)	1,475,702	(1,272,738)
Net interest paid		(153,926)	(154,765)	(165,570)
Dividend received from subsidiaries		1,407,674	1,320,944	1,386,843
Income tax refunds(paid)		—	(194)	—

Net cash provided by (used in) operating activities		(432,466)	2,608,760	(87,923)

Cash flows from investing activities
Net loan origination to non-banking subsidiaries		(412,630)	(575,936)	(1,073,657)
Acquisition of subsidiary		(42,273)	(2,977,196)	(73,335)
Other, net		(231,281)	(660)	(100,875)

Net cash used in investing activities		(686,184)	(3,553,792)	(1,247,867)

Cash flows from financing activities
Issuance of common stocks		—	—	1,154,347
Issuance of convertible preferred shares		—	747,791	—
Issuance of hybrid bonds		1,107,838	199,476	448,699
Net changes in borrowings		120,000	(125,000)	—
Issuance of debt securities issued		2,396,138	3,194,764	2,240,581
Repayments of debt securities issued		(1,590,000)	(1,844,000)	(1,384,000)
Dividend paid		(714,705)	(830,772)	(968,847)
Acquisition of treasury stock		(151,993)	(444,077)	(150,448)
Disposition of and incineration cost of treasury stock		—	—	(3,033)
Redemption of lease liabilities		—	(1,614)	(1,673)

Net cash provided by (used in) financing activities		1,167,278	896,568	1,335,626

Net increase (decrease) in cash and cash equivalents		48,628	(48,464)	(164)

Cash and cash equivalents at beginning of year		—	48,628	164

Cash and cash equivalents at end of year	~~W~~	48,628	164	—