Form 20-F
period 2021-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2022-04-20
CIK 1263043

As filed with the Securities and Exchange Commission on April
20
, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
None

Indicate the number of outstanding shares of each of Shinhan Financial Group’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 516,599,554 shares of common stock, par value of Won 5,000 per share.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)
.
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
In this annual report, unless otherwise indicated, all references to “Korean Won”, “Won” or “
~~W~~
” are to the currency of the Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at
~~W~~
1,188.6 to US$1.00, which was the noon buying rate in the City of New York on December 30, 2021 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 15, 2022, the Noon Buying Rate was
~~W~~
1,228.0 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.
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

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

ITEM 3.A.	[Reserved]

ITEM 3.B.	Capitalization and Indebtedness
Not applicable.

ITEM 3.C.	Reasons for the Offer and Use of Proceeds
Not applicable.

ITEM 3.D.	Risk Factors
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

•	The level and scope of government oversight of our retail lending business, particularly regarding mortgage and home equity loans, may change depending on the economic or political climate.

•	We engage in limited settlement transactions involving Iran and also in limited business in and related to Russia which may subject us to legal or reputational risks.

•	Risks Relating to Korea

•	Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on our asset quality, liquidity and financial performance.

•	Tensions with North Korea could have an adverse effect on us, the price of our common shares and our American depositary shares.

•	Risks Relating to Our American Depositary Shares

•	There are restrictions on withdrawal and deposit of common shares under the depositary facility.

•	Ownership of our shares is restricted under Korean law.

•	Holders of our ADSs will not have preemptive rights in certain circumstances.

•	Holders of our ADSs will not be able to exercise dissent and appraisal rights unless they have withdrawn the underlying shares of our common stock and become our direct stockholders.

•	The market value of your investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

•	Your dividend payments and the amount you may realize upon a sale of your ADSs will be affected by fluctuations in the exchange rate between the U.S. Dollar and the Won.

•	If the Government deems that certain emergency circumstances are likely to occur, it may restrict the depositary bank from converting and remitting dividends in Dollars.

•	Other Risks

•	We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

•	You may not be able to enforce a judgment of a foreign court against us.

•	We may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.
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

•
decreases in interest rates worldwide or increases in interest rates in response to inflation resulting from expansive fiscal and monetary policies implemented by governments worldwide as response measures to
COVID-19
(see “Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.” and “Risks Relating to Our Other Businesses — Prolonged periods of declining or low interest rates may reduce or turn negative our investment margin on savings insurance products and result in an increase in the valuation of our liabilities associated with these products.”);

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
The extent to which the
COVID-19
pandemic further impacts our business, results of operations and financial condition will depend on future developments, including the timeliness and effectiveness of actions taken or not taken to contain and mitigate the effects of
COVID-19
both in Korea and internationally by governments, central banks, healthcare providers, health system participants, other businesses and individuals, which are highly uncertain and difficult to predict. For example, the alleviation of social distancing restrictions as part of the Government’s “With
COVID-19”
policy may encourage private consumption and promote economic recovery, but such measures may lead to further deterioration of the situation and ultimately necessitate even more extreme social distancing measures in the future, thereby adversely affecting the economy and consumption levels in general. Recently, Korea has been experiencing high level of daily infection cases as a result of such government policy. Also in response to recent surge of infections in China, the Chinese government has been imposing stringent social distancing measure throughout the country. Even in countries that succeed in significantly reducing the number of the cases from the current outbreak, the level of economic activity may not fully recover in the short term or at all due to concerns of future waves of
COVID-19,
the distribution and effectiveness of vaccines or changes in lifestyle and business practices. In addition, a number of governments and organizations have revised GDP growth forecasts for 2022 downward in response to the economic slowdown caused by the spread of
COVID-19,
and it is possible that the
COVID-19
pandemic will cause a prolonged global economic crisis or recession. Even in countries that succeed in significantly reducing the number of the cases from the current outbreak, the level of economic activity may not fully recover in the short term or at all due to concerns of future waves of
COVID-19,
the distribution and effectiveness of vaccines or changes in lifestyle and business practices. Therefore, the Korean and global economy may remain volatile or continue to deteriorate. To the extent that the ongoing
COVID-19
pandemic prolongs and adversely affects our business, results of operations and financial conditions, it may also have the effect of increasing the likelihood and magnitude of the other risks described in this annual report.
We are continuously assessing forward looking information to reasonably estimate the adverse impact of
COVID-19
on our asset portfolio. We accumulated an additional
~~W~~
187.9 billion in
COVID-19-related
provisions during 2021 (which were accumulated during the fourth quarter of 2021) by reflecting forward looking criteria amid the
COVID-19
pandemic, based on discounted cash flow assessment and reclassification of loss allowance stages depending on the extent of credit risk for certain loan assets. It is difficult to estimate the amount, if any, of additional special provisions for credit losses that will be incurred going forward as a result of
COVID-19,
and there is no guarantee that any such special provisions for credit losses will not be significant during first half of 2022 and beyond, and accordingly, the impact of
COVID-19,
including any special provisions for credit losses due to
COVID-19,
may have a material adverse effect on our business, liquidity, financial condition and results of operations. See “Item 5.A. Operating Results — Results of Operations.”
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
The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy. In light of the periodic re-proliferation
of
COVID-19,
inflation caused by rising energy prices and global supply chain disruptions, the Russia-Ukraine conflict and the subsequent economic slowdown and global inflation, capital flight risks in emerging economies as a result of changes in monetary policy led by developed countries, credit risks of Chinese real estate developers, and ongoing
US-China
trade conflicts, signs of economic slowdown in China, the continuing geopolitical and social instability in various parts of the Middle East, including Iraq, Syria and Yemen, among others, significant uncertainty remains as to the global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy. In addition, as the Korean economy matures, it is increasingly exposed to the risk of a “scissor effect,” namely being pursued by competitors in less advanced economies while not having fully caught up with competitors in advanced economies, which risk is amplified by the fact that Korean economy is heavily dependent on exports. The Korean economy also continues to face other difficulties, including sluggishness in domestic consumption and investment, volatility in the real estate market, rising household debt, potential declines in productivity due to aging demographics and low birth rates, and a rise in youth unemployment. Any future deterioration of the global and Korean economies could adversely affect our business, financial condition and results of operations.
In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowance for credit losses on loans and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. For example, in 2011 and 2012, the continuing slump in the real estate market and the shipbuilding industry led to increased delinquency among our corporate borrowers, including some Korean commercial conglomerates knowns as “
chaebol
s,” in such industries, and in certain cases, even insolvency, workouts, recovery proceedings and/or voluntary arrangements with creditors. During the same period, the sustained slump in the real estate market also led to increased delinquency among our retail borrowers, and in particular, borrowers with collective loans for pre-sale
of newly constructed apartment units. Accordingly, Shinhan Bank’s delinquency ratio (based on delinquency of one or more months past due and after charge-offs and loan sales) increased from 0.48% as of December 31, 2010 to 0.60% as of

December 31, 2011 and 0.61% as of December 31, 2012. Since 2013, primarily due to a modest rebound in the housing market and Shinhan Bank’s active efforts to reduce its exposure to such troubled industries and other at-risk
borrowers through preemptive risk management policies and increased lending to borrowers with high-quality credit profiles as part of Shinhan Bank’s strategic initiative to improve its asset quality, Shinhan Bank’s delinquency ratio steadily decreased. Shinhan Bank’s delinquency ratio has remained stable during the past few years mainly due to Shinhan Bank’s efforts to increase asset quality for both its retail and corporate loans and reduce exposures in certain industries such as IT, manufacturing and construction. More recently, various
Government-led
financial support programs introduced in response to the
COVID-19
pandemic, such as loan rescheduling and principal and interest payment deferral programs, have helped financial institutions, including Shinhan Bank, manage their asset quality at a stable level. Such financial support programs have been introduced since April 1, 2020 and are available to small- and medium-sized
enterprises and “small office, home office” (“SOHO”) that meet certain criteria, such as that they have not been delinquent on their prior loans and are not subject to liquidation or bankruptcy proceedings. Such financial support programs are expected to continue through September 30, 2022. Accordingly, Shinhan Bank’s delinquency ratio was 0.39% as of December 31, 2013, 0.31% as of December 31, 2014, 0.33% as of December 31, 2015, 0.28% as of December 31, 2016, 0.23% as of December 31, 2017, 0.25% as of December 31, 2018, 0.26% as of December 31, 2019, 0.24% as of December 31, 2020 and 0.19% as of December 31, 2021. There is no assurance, however, that Shinhan Bank will not experience further credit losses on loans from borrowers, particularly those in troubled industries, since the quality of loans to such borrowers may further deteriorate due to a continued slump in volatile industries amid sluggish economic situation or for other reasons. In addition, the coronavirus
(COVID-19)
outbreak is expected to have a direct impact on global and domestic consumption, most notably in the transportation, tourism, retail, lodging, catering, industrial production and construction industries particularly small- and medium-sized
enterprises and retail customers may face significant difficulties in making timely interest and principal payments, which may lead to an increase in delinquency and adversely affect Shinhan Bank’s asset quality. Further,
Government-led
financial support programs or other countermeasures may not achieve their intended results and could also result in unintended consequences or otherwise adversely affect our business, financial condition and results of operations.
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
In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2021, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks, two Internet-only banks and branches and subsidiaries of 36 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.
In the small- and
medium-sized
enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value
ratios and
debt-to-income
ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Shinhan Bank’s net interest margin (on a separate basis) increased to 1.41% in 2021 from 1.37% in 2020 due to, at least partly, increases in base interest rate by the Bank of Korea from 0.50% to 0.75% in August 2021 and from 0.75% to 1.00% in November 2021. The Bank of Korea further raised the base interest rate from 1.00% to 1.25% on January 14, 2022 and then from 1.25% to 1.50% on April 14, 2022, which may be further increased during 2022. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Further, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.
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
medium-sized
enterprises, and beginning

January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized
enterprises went into effect. The Enforcement Decree of the Specialized Credit Finance Business Act was amended in July 2017 and January 2019 to further expand the range of small- and medium-sized
enterprises subject to lower merchant fees. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, and beginning January 2022, the fees chargeable to small- and medium-sized
enterprises with respect to credit cards were further reduced as a result of this periodic review and revision. Additional amendments to regulations requiring further downward adjustments to merchant fees may come into force in the future. For further details on the Government’s regulations on merchant fees chargeable by credit card companies, See “— Risks Relating to Our Credit Card Business — Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.”
In addition, since the implementation of the Improper Solicitation and Graft Act in September 2016, revenue growth for corporate cards and service related industries such as dining, floral and entertainment have shown signs of decline, and additional regulations on loans reducing maximum interest rates chargeable from 24% to 20% came into effect in July 2021.
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
Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea recently, including Hana Financial Group’s acquisition of Korea Exchange Bank in 2012 and the resulting merger of Hana Bank and Korea Exchange Bank in September 2015. In October 2014, the Government’s ownership interests in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group (now BNK Financial Group), respectively. In January 2019, Woori Financial Group was established pursuant to a comprehensive stock exchange under the Korean Commercial Code whereby holders of the common stock of Woori Bank and certain of its subsidiaries transferred all of their shares to Woori Financial Group (the new financial holding company) and in return received shares of Woori Financial Group. As a result, Woori Bank and certain of its former wholly-owned subsidiaries became direct and wholly-owned subsidiaries of Woori Financial Group. The Korea Deposit Insurance Corp., which as of April 9, 2021 owned 17.25% of the outstanding common stock of Woori Financial Group, has sold 13.63% of the outstanding common stock of Woori Financial Group in multiple transactions in accordance with its plan that was approved by the FSC in June 2019, and currently owns only 3.62% of the outstanding common stock of Woori Financial Group, which are also expected to be sold off by 2022. In the securities brokerage sector, Mirae Asset acquired KDB Daewoo Securities in 2016, creating the largest brokerage company in Korea by assets, and on June 1, 2016, KB Financial Group completed its acquisition of Hyundai Securities and merged it with its existing brokerage unit, KB Investment & Securities Co, creating the fifth largest brokerage company in Korea by assets. In the asset management business sector, Woori Financial Group acquired two asset management companies, Tongyang Asset Management and ABL Global Asset Management (former Allianz Global Investors). In August 2021, KB Financial Group completed the acquisition of Prudential Life Insurance, the former Korean unit of Prudential Financial Inc.
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
In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking
businesses and closed on February 1, 2019. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles
360-2
of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance became our wholly owned subsidiary as of such date. In May 2021, the Financial Services Commission approved the merger of Shinhan Life Insurance and Orange Life Insurance, with Shinhan Life Insurance being the surviving entity upon completion of the merger. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021. On September 29, 2020, we acquired a 96.8% interest in Neoplux Co., Ltd. (“Neoplux”), a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article
360-10
of the Korean Commercial Code, and hence Neoplux has become our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment. In addition, on January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management Co., Ltd. (“Shinhan BNP Paribas Asset Management”) and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.
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
~~W~~
500,000) and transfer the balance in such accounts to other accounts. Moreover, in December 2017, the Financial Services Commission introduced the “my account at a glance” system, which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on one page. The “my account at a glance” system became available on mobile channels in February 2016 and expanded its scope of services to include savings banks and securities companies. Since their introduction, the integrated automatic payment transfer management service, integrated account management service and “my account at a glance” system have gained widespread acceptance. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market. Moreover, since January 1, 2020, in calculating loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. This may further intensify competition for corporate loans and deposits among commercial banks and, as a result, Shinhan Bank may face difficulties in increasing or retaining its corporate loans and deposits, which in turn may result in an increase in its cost of funding.
Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. Also, widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to the competitive threat faced by existing credit card service providers, including our credit card subsidiary. In 2015, the Government announced its plans to allow Internet-only banks to operate in Korea. KT consortium’s
K-Bank,
Kakao consortium’s Kakao Bank and Viva Republica consortium’s Toss Bank commenced operations in April 2017, July 2017 and October 2021, respectively. Internet-only banks may have advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person
at physical banking branches.
As part of the Government’s financial policies to promote innovative digital finance, 10 commercial banks, including Shinhan Bank, began offering a preliminary open banking service in October 2019. More local banks and fintech companies joined in December 2019, when the open banking service was fully and officially launched. Open banking service allows each fintech company and bank to provide banking services, such as checking balances and making withdrawals and transfers, with regards to customers’ accounts at other banks. Using open banking service, customers can easily access accounts, products and services across multiple banks, instead of being limited to the accounts, products and services available at the particular bank that they deal with. In addition, on January 9, 2020, the Korean National Assembly passed amendments to three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information). These amendments introduced the MyData service, allowing and requiring (upon the customer’s request and subject to compliance requirements) financial institutions that have been approved by the Financial Service Commission as a MyData service provider access and sharing of customers’ personal information, credit information and transaction data. On January 27, 2021, Shinhan Bank and Shinhan Card each obtained a license from the Financial Services Commission as a MyData service provider and are planning to provide advanced wealth management and various financial services. Until October 13, 2021, the Financial Services Commission granted MyData licenses to 58 companies (46 companies receiving main licenses and 12 companies receiving preliminary licenses), 22 of which were fintech firms (19 companies receiving main licenses and three companies receiving preliminary licenses), and competition between traditional financial institutions like us and fintech firms is expected to intensify, particularly with respect to asset management services. On January 5, 2022, the
API-based
MyData service was fully implemented and 33 companies (including ten fintech firms) are providing services. As additional fintech companies receive authorization as MyData service providers, we expect competition for customers among banks and fintech firms such as Kakao Pay, Toss and Bank Salad to further intensify.
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
In order to implement the capital requirements under Basel III in Korea, the Regulation on the Supervision of the Banking Business was amended, effective December 1, 2013. Under the amended Regulation on the Supervision of the Banking Business, effective from January 1, 2015, commercial banks in Korea are required to maintain a minimum common equity Tier I ratio of 4.5%, a minimum Tier I capital ratio of 6.0% and a minimum total capital (BIS) ratio of 8.0%. The Regulation on the Supervision of the Banking Business was further amended on December 26, 2014, to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019. In April 2020, in response to the
COVID-19
pandemic, the Financial Services Commission temporarily lowered the liquidity coverage ratio requirement from 100% to 85%. This temporary lower ratio requirement will apply through June 2022 and beginning as of July 1, 2022, the Financial Services Commission announced it would begin to gradually increase the liquidity coverage ratio to 100% by June 30, 2023. Capital conservation buffer requirements have also been phased in from January 1, 2016 in increments of 0.625% annually, to the effect that commercial banks in Korea are required to maintain a capital conservation buffer of 2.5% as of January 1, 2019.

If a commercial bank fails to maintain such capital conservation buffer requirements, such bank will be subject to certain restrictions relating to its use of income, such as distributing dividends and purchasing treasury stock. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group and Shinhan Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, from 2016 through 2022. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%, and the Financial Supervisory Service has maintained the countercyclical capital buffer requirement at 0% for the first quarter of 2022.
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
of the liquidity

coverage ratio to the effect that the minimum liquidity coverage ratio was set at 60% as of January 1, 2015 and thereafter was increased in annual increments of 10% so that the minimum liquidity coverage ratio reached 100% as of January 1, 2019. In December 2014, the Financial Services Commission promulgated regulations to implement the liquidity requirements of Basel III, including raising the minimum liquidity coverage ratio to 80% as of January 1, 2015 and thereafter by annual increments of 5% so that the minimum liquidity coverage ratio for commercial banks in Korea is 100% since January 1, 2019. In April 2020, in response to the
COVID-19
pandemic, the Financial Services Commission temporarily lowered the liquidity coverage ratio requirement from 100% to 85%. This temporary lower ratio requirement will apply through June 2022 and beginning as of July 1, 2022, the Financial Services Commission announced it would begin to gradually increase the liquidity coverage ratio to 100% by June 30, 2023.
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
The most significant market risks we face are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realized between lending and borrowing costs. Changes in foreign currency exchange rates, particularly in the Korean Won to U.S. Dollar exchange rates, affect the value of our assets and liabilities denominated in foreign currencies, the reported earnings of our non-Korean
subsidiaries and income from foreign exchange dealings, and substantial and rapid fluctuations in exchange rates may cause difficulty in obtaining foreign currency-

denominated financing in the international financial markets on commercial terms acceptable to us or at all. The performance of financial markets may affect bond and equity prices and, therefore, cause changes in the value of our investment and trading portfolios. While we have implemented risk management systems and risk thresholds to mitigate and control these and other market risks to which we are exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our business, financial condition and results of operations.
Of particular importance is the change in the base and market interest rates. Since 2009, Korea, like many other countries, has experienced a low interest rate environment despite some marginal fluctuations, in part due to the Government’s policy to stimulate the economy through active rate-lowering measures. Between 2009 and 2014, the base interest rate set by the Bank of Korea remained within the band between 2.00% and 3.25%. In an effort to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced the base interest rate to 1.75% in March 2015, 1.50% in June 2015, and further reduced such rate to the historic low of 1.25% in June 2016. In November 2017, the Bank of Korea raised the base interest rate to 1.50%, marking the first time it has increased the base interest rate since 2011, and further raised such rate to 1.75% in November 2018. The Bank of Korea reduced the base interest rate from 1.75% to 1.50% in July 2019, from 1.50% to 1.25% in October 2019, from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020. In 2021, the Bank of Korea raised the base interest rate from 0.50% to 0.75% in August and from 0.75% to 1.00% in November. The Bank of Korea further raised the base interest rate from 1.00% to 1.25% on January 14, 2022 and then from 1.25% to 1.50% on April 14, 2022, which may be further increased during 2022. Interest rate movements, in terms of magnitude and timing as well as their relative impact on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) increase at a slower pace or by a thinner margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average repricing frequency of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, a decrease in the base interest rates tends to decrease our net interest margin while an increase in the base interest rates tends to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our financial condition and results of operations, could suffer significantly.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average (1)	High	Low

	(Won per US$1.00)
2017	1,067.4	1,141.6	1,207.2	1,067.4
2018	1,112.9	1,099.3	1,141.7	1,054.6
2019	1,155.5	1,165.8	1,220.7	1,111.8
2020	1,086.1	1,180.6	1,267.3	1,081.9
2021	1,188.6	1,144.9	1,198.7	1,081.6
October	1,174.9	1,181.9	1,198.7	1,167.3
November	1,187.5	1,184.1	1,194.4	1,177.0
December	1,188.6	1,183.9	1,192.4	1,173.6
2022 (through April 15)	1,228.0	1,208.6	1,242.7	1,187.0
January	1,206.8	1,196.0	1,209.0	1,187.0
February	1,202.3	1,199.1	1,209.4	1,192.1
March	1,211.6	1,220.8	1,242.7	1,204.3
April (through April 15)	1,228.0	1,222.5	1,236.0	1,212.6

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

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. Dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. Dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. Dollars are based on the Noon Buying Rate in effect on December 30, 2021, which was
~~W~~
1,188.6 to US$1.00. On April 15, 2022, the Noon Buying Rate in effect was
~~W~~
1,228.0 to US$1.00.
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
Many of our products and services refer to benchmark interest rates such as the London Interbank Offered Rate (“LIBOR”) in many currencies, including the U.S. Dollar. We also utilize such benchmark interest rates for our own evaluation of financial instruments and various other internal management purposes. LIBOR for different periods and currencies is determined and announced on a daily basis by the ICE Benchmark Administration, the administrator of LIBOR, based on rate submissions provided by groups of panel banks for the relevant currencies. In July 2017, the U.K. Financial Conduct Authority (the “FCA”), which has regulatory authority with respect to LIBOR, announced that it does not intend to continue to encourage, or use its power to compel, panel banks to provide rate submissions for the determination of LIBOR beyond the end of 2021. On March 5, 2021, the FCA formally announced the dates of the future cessation or loss of representativeness of all 35 LIBOR settings currently published by the ICE Benchmark Administration. In accordance with the announcements, the ICE Benchmark Administration have ceased publication of all Sterling, Euro, Swiss Franc, Japanese Yen and
one-week
and
two-month
U.S. Dollar LIBOR settings since December 31, 2021 and will cease publication of overnight,
1-month,
3-month,
6-month
and
12-month
U.S. Dollar LIBOR settings in their current forms after June 30, 2023.
In response to such discontinuation of the publication of LIBOR, we have been taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to an alternative interest rate, including launching a task force within Shinhan Bank in March 2020 as well as developing a governance framework across multiple departments and subsidiaries to allow for flexibility, autonomy and efficiency across the Group in addressing these issues. However, such transition is complex and uncertain in many respects and may have various adverse impacts on our business, financial position and operating results. For example, the Secured Overnight Financing Rate, or SOFR, has been identified by the Alternative Reference Rates Committee convened by the Board of Governors of the U.S. Federal Reserve System and the Federal Reserve Bank of New York as the preferred alternative benchmark reference rate for LIBOR and differs from LIBOR in many respects, including its basis on actual observed transactions in the U.S. Treasury market as opposed to LIBOR’s usage of estimations of borrowing rates. While there are a number of international working groups focused on transition plans and the provision of fallback contract language that seek to minimize market disruption, replacement of LIBOR or any other benchmark, such as SOFR, with a new benchmark rate could adversely impact the value of and return on existing instruments and contracts. In particular, such transition may, among other things:

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
Medium-sized
Enterprises Banking”). Shinhan Bank’s loans (before allowance for loan losses and deferred loan origination costs and fees) to such enterprises amounted to
~~W~~
91,162 billion as of December 31, 2019,
~~W~~
108,016 billion as of December 31, 2020 and
~~W~~
121,961 billion as of December 31, 2021, representing 27.8%, 29.9% and 31.0%, respectively, of our total loan portfolio as of such dates.
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
medium-sized
enterprises.
Financial difficulties experienced by small- and
medium-sized
enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through conservative lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2019, 2020 and 2021, Shinhan Bank’s delinquent loans to small- and medium-sized
enterprises were
~~W~~
346 billion,
~~W~~
372 billion and
~~W~~
363 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.38%, 0.34% and 0.30%, respectively. If the ongoing difficulties in the Korean or global economy were to continue or aggravate, the delinquency ratio for our loans to small- and medium-sized
enterprises may rise.

Of particular concern is our exposure to enterprises in the real estate and leasing and construction industries. As of December 31, 2021, Shinhan Bank had outstanding loans (before allowance for credit losses on loans and deferred loan origination costs and fees) to enterprises in the real estate and leasing and construction industries (many of which are small- and medium-sized
enterprises) of
~~W~~
38,218 billion and
~~W~~
3,437 billion, respectively, representing 11.7% and 1.0%, respectively, of its total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which have yet to stage a meaningful turnaround.
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
Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2021, the secured portion were collateralized or guaranteed of Shinhan Bank’s loans amounted to
~~W~~
204,266 billion, representing 62.3% of its total loans. No assurance can be given that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 45% to 82% of the appraised value of the collateral, but subject to the maximum loan-to-value
ratio,
debt-to-income
ratio and debt service ratio requirements for mortgage loans implemented by the Government, and to periodically re-appraise
such collateral. In order to mitigate our loss in the event of a decrease in the value of collateral, we have made effort to increase the proportion of installment principal repayment-based loans and manage the loan-to-value
ratio of loans. As of December 31, 2021, installment principal repayment-based housing loans accounted for 52.5% of the housing loans extended by Shinhan Bank, and the loan-to-value
ratio of mortgage and home equity loans of Shinhan Bank was 40.7%. Despite these efforts however, if the real estate market in Korea experiences a downturn, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral.

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
Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated largely in the construction of residential complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. Shinhan Bank has actively managed and reduced its real estate project financing-related exposure, particularly during sustained downturns in the Korean real estate market. As of December 31, 2021, the total outstanding amount of Shinhan Bank’s real estate project financing-related exposure was
~~W~~
4.9 trillion. However, if defaults were to significantly increase under our existing loans to real estate development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, this may have an adverse effect on our business, financial condition and results of operations.
A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.
Of Shinhan Bank’s 10 largest corporate exposures as of December 31, 2021, three were companies for which Shinhan Bank was a main creditor bank. All of the 10 companies are or were members of the main debtor groups as identified by the Governor of the Financial Supervisory Service, which are mostly comprised of the largest Korean commercial conglomerates known as
“chaebols.”
As of such date, the total amount of Shinhan Bank’s exposures to the 10 companies was
~~W~~
29,121 billion, or 5.1%, of its total exposures. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group amounted to
~~W~~
5,825 billion, or 1.0%, of its total exposures. Largely due to the continued stagnation in the shipbuilding industry, current and former member companies of the STX Group, one of the leading conglomerates in Korea, entered into voluntary arrangements in 2013 with their creditors (including Shinhan Bank) to improve their credit situation, and STX Offshore & Shipbuilding and STX Heavy Industries, two of the STX Group’s member companies, recently filed for court receivership in May 2016 and July 2016, respectively. Due to stagnation in the construction industry, Keangnam Enterprises Co., Ltd., a large construction company in Korea, also entered into workout proceedings in 2013 and subsequently filed for recovery proceedings in March 2015. Dongbu Steel Co., Ltd. and Sambu Construction Co., Ltd. also experienced significant hardship and entered into workout or recovery proceedings in 2015. Additionally, in October 2015, creditors of Daewoo Shipbuilding & Marine Engineering Co., Ltd., led by Korea Development Bank, announced a restructuring plan that included cash injection and additional loans totaling
~~W~~
4.2 trillion and extensive streamlining measures, and in November 2016, Korea Development Bank agreed to swap
~~W~~
1.8 trillion of debt to equity and the Export-Import Bank of Korea agreed to issue
~~W~~
1 trillion of perpetual bonds. Amid continued deterioration of Daewoo Shipbuilding & Marine Engineering Co., Ltd.’s financial conditions, in March 2017, Korea Development Bank and the Export-Import Bank of Korea further agreed to provide an additional
~~W~~
2.9 trillion in loans and swap
~~W~~
1.6 trillion of debt to equity, provided that

other creditors and bondholders agree to certain
debt-to-equity
swaps and extension of maturities. In January 2016, Hanjin Heavy Industries & Construction Co., Ltd. entered into voluntary restructuring agreements with its creditors due to liquidity shortage in the wake of prolonged industry slowdown. Partly as a result of its active past efforts to reduce exposure to the shipbuilding and construction sectors, Shinhan Bank currently has limited exposure to the aforementioned troubled companies. However, if the credit quality of Shinhan Bank’s exposure to large corporations, including those in the main debtor groups, declines, Shinhan Bank may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect its financial condition, results of operations and capital adequacy. No assurance can be given that the allowances it has established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.
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
In recent years, consumer debt, including lending to households and small unincorporated businesses, has continued to increase in Korea. Shinhan Bank’s portfolio of retail loans is comprised of two principal product types, namely secured retail loans (which are primarily comprised of mortgage and home equity loans secured by real estate) and general purpose loans (which are unsecured loans and tend to carry a higher credit risk). As of December 31, 2021, Shinhan Bank’s retail loan portfolio (before allowance for loan losses and deferred loan origination costs and fees and excluding credit card loans) was
~~W~~
145,479 billion, representing 44.4% of its total loans outstanding. As of December 31, 2019, 2020 and 2021, Shinhan Bank’s
non-performing
retail loans (excluding credit card loans) were
~~W~~
271 billion,
~~W~~
281 billion and
~~W~~
261 billion, respectively, representing
non-performing
loan ratios (net of charge-offs and loan sales) of 0.22%, 0.21% and 0.18%, respectively.
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
In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance
sheet items in the notes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2021, Shinhan Bank had aggregate guarantees and acceptances of
~~W~~
16,547 billion, for which it provided allowances for losses of
~~W~~
81.2 billion. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities.
Risks Relating to Our Credit Card Business
Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.
As of December 31, 2019, 2020 and 2021, Shinhan Card’s interest-earning credit card assets amounted to
~~W~~
30,597 billion,
~~W~~
32,812 billion and
~~W~~
35,636 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off
assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.
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
Non-financial
companies, such as
e-commerce
and retail business, as well as fintech companies have become major competitors in various business areas. Fast-growing online service providers and tech companies joined the financial payment service market, changing the landscape of the payment service industry. Convenient payment service providers such as Kakao Pay, Naver Pay, and Coupang Pay are competing against the payment services of Shinhan Card. As a response to such market changes, Shinhan Card developed the “Shinhan pLay”, which is a platform for mobile application-credit card payment model that can be used for both online and offline payments. Shinhan Card pioneered “touch payment” using magnetic secure transmission technology and commercialized biometric “Face Pay,” which allows for payment without the need for card plates or digital devices. Competition is expected to intensify as MyData services are launched and the sharing of customer personal information, credit information, and transaction data across a variety of digital platforms is expanded.
In addition, Government policies and regulations aimed at protecting small- and medium-sized
enterprises, such as the reduction of fees chargeable to small- and medium-sized
merchants, may have a material adverse

effect on our revenues from Shinhan Card. In January 2012, the Government expanded the definition of a small- and medium-sized
merchant to include those with annual sales of up to
~~W~~
200 million and, effective September 2012, lowered fees chargeable to such merchants from 1.8% to 1.5% with respect to credit cards. In January 2015, the Government further expanded the definition of a small- and medium-sized
merchant to include those with annual sales of more than
~~W~~
200 million and up to
~~W~~
300 million, and imposed a cap on fees chargeable to such merchants at 2.0% with respect to credit cards. In November 2015, the Government announced a further reduction in the merchant fees chargeable to small- and medium-sized
enterprises with respect to credit cards, effective January 31, 2016, from 2.0% to 1.3% for merchants with annual sales of more than
~~W~~
200 million and up to
~~W~~
300 million, and from 1.5% to 0.8% for merchants with annual sales of up to
~~W~~
200 million. In July 2017, the Enforcement Decree of the Specialized Credit Finance Business Act was amended to expand the range of small- and medium-sized
enterprises subject to lower merchant fees. Upon the amendment, merchants with annual sales of more than
~~W~~
300 million and up to
~~W~~
500 million are subject to merchant fees chargeable with respect to credit cards of 1.3%, and merchants with annual sales of up to
~~W~~
300 million are subject to merchant fees chargeable with respect to credit cards of 0.8%. In January 2019, the government further expanded the definition of a small- and medium-sized
merchant to include those with annual sales of more than
~~W~~
500 million and up to
~~W~~
3 billion. Upon the amendment, merchants with annual sales of less than
~~W~~
500 million are subject to merchant fees chargeable with respect to credit cards of 0.8%, merchants with annual sales of more than
~~W~~
500 million and up to
~~W~~
1 billion are subject to merchant fees chargeable with respect to credit cards of 1.4%, and merchants with annual sales of more than
~~W~~
1 billion and up to
~~W~~
3 billion are subject to merchant fees chargeable with respect to credit cards of 1.6%. Effective January 2022, the fees chargeable to small- and medium-sized
enterprises with respect to credit cards were further reduced. Upon the amendment, merchants with annual sales of less than
~~W~~
300 million are subject to merchant fees chargeable with respect to credit cards of 0.5%, merchants with annual sales of more than
~~W~~
300 million and up to
~~W~~
500 million are subject to merchant fees chargeable with respect to credit cards of 1.1%, merchants with annual sales of more than
~~W~~
500 million and up to
~~W~~
1 billion are subject to merchant fees chargeable with respect to credit cards of 1.25%, and merchants with annual sales of more than
~~W~~
1 billion and up to
~~W~~
3 billion are subject to merchant fees chargeable with respect to credit cards of 1.5%. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, starting from 2012, and the rates of fees chargeable may be further adjusted due to changes in relevant regulations or Government policy. A task force comprised of representatives from the credit card industry, consumers, merchants and the Financial Services Commission is expected to convene during 2022 to discuss improvements to the current system of adjustments to merchant commission rates. Additionally, during 2018, the Seoul metropolitan and other regional governments have launched “Zero Pay”, a government sponsored QR code-based mobile payment platform charging little to no transaction fees (up to 0.5% depending on volume of sales) and aimed at reducing transaction fees small businesses pay to credit card companies. The Financial Services Commission also announced its plans to establish an open banking system that would provide fintech firms access to banks’ payment systems at lower costs. Additional amendments to regulations requiring further downward adjustments to merchant fees or Government policies aimed at reducing transaction fees paid to credit card companies may be implemented in the future, placing further downward pressure on the results of operations for credit card companies, including Shinhan Card.
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
In July 2019, we made a capital contribution of
~~W~~
660 billion by subscribing for new shares of common stock of Shinhan Investment, enabling Shinhan Investment to satisfy the
~~W~~
4 trillion capitalization requirement required to apply to the Financial Services Commission for designation as a mega-investment bank (“
mega-IB
”). Upon designation as a
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
We continue to seek and evaluate opportunities for diversification and growth of our business, including through strategic acquisitions, and have experienced substantial growth through several mergers and acquisitions. Most notably, our acquisition of Chohung Bank in 2003 has enabled us to have the second largest banking operations in Korea. In addition, our acquisition in March 2007 of LG Card, the then largest credit card company in Korea, has enabled us to have the largest credit card operations in Korea and significantly expand our non-banking
business capacity so as to achieve a balanced business portfolio. In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking
businesses and closed on February 1, 2019. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles
360-2
of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance became our wholly owned subsidiary as of such date. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021. On October 31, 2018, we agreed to acquire Asia Trust Co., Ltd. in order to expand our real estate business capacity and have also acquired certain small-sized
overseas financial service companies and asset management companies. On September 29, 2020, we acquired a 96.8% interest in Neoplux, a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article
360-10
of the Korean Commercial Code, and hence Neoplux has become our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment. In addition, on January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. We expect to integrate these and any future acquisitions with our existing businesses and generate synergies and expand our business capabilities. However, we may encounter significant risks, including difficulty in successfully integrating acquired businesses, increased expenses such as working capital requirements or capital expenditures, regulatory risks and financial risks such as potential liabilities of the businesses we acquire. In addition, evaluating potential acquisitions may require us to incur significant expenses or divert management’s attention away from other business issues. As such, no assurance can be given that any completed or contemplated acquisitions will not have a negative effect on our business, financial condition and results of operations that outweigh any potential benefits.
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
In August 2019, the Financial Supervisory Service launched an investigation into Lime Asset Management Co., Ltd. (“
Lime Asset
”), Korea’s largest hedge fund managing approximately
~~W~~
4.1 trillion in assets as of December 31, 2020, including with regards to allegations that Lime Asset had concealed the fact that it had changed the multi-manager trade finance fund’s investment method and concealed losses in their trade finance funds. Beginning in October 2019, Lime Asset suspended withdrawals from certain of its funds, freezing approximately
~~W~~
1.7 trillion in total as of the end of 2019, according to the Financial Supervisory Service. According to Financial Supervisory Service investigations, Lime Asset’s
~~W~~
211 billion trade finance fund was found to have been associated with a debacle involving the International Investment Group LLC (“IIG”), a New York-based investment adviser charged with securities fraud and running a Ponzi scheme. On November 26, 2019, the SEC revoked the registration of IIG for allegedly overvaluing defaulted loans in the fund’s portfolio to conceal losses in its flagship hedge fund and selling at least $60 million in fake loan assets to clients. According to the Financial Supervisory Service, Lime Asset signed a contract with a Singaporean commodity trader, which took over Lime Asset’s ownership stake in an IIG fund in June 2019, with the Singaporean entity issuing promissory notes to Lime Asset, and Lime Asset did not properly disclose to its investors such change in the fund’s investment target from the IIG fund to promissory notes.
Certain investors in funds of Lime Asset have filed dispute mediation claims to the Financial Supervisory Service and criminal and civil claims against Lime Asset, as well as against financial institutions that have sold such products, claiming they learned of the change in the trade finance fund’s investment method and losses only in October 2019 and that they were also misguided and not fully informed of the risks associated with these funds when investing in such products. The Financial Supervisory Service conducted a comprehensive audit in November and December 2019. In February 2020, the Prosecutors’ Office of Korea announced that they had launched an investigation into Lime Asset as well as Shinhan Investment and also searched Shinhan Bank’s headquarters on July 1, 2020 in connection with this matter. The Financial Supervisory Service conducted investigations into Lime Asset as well as financial institutions that have sold Lime Asset products, including Shinhan Bank and Shinhan Investment, and in November 2020, imposed a partial business suspension on Shinhan Investment and suspension from duties and a cautionary warning to its two former CEOs. On December 10, 2021, the Financial Supervisory Service imposed a partial business suspension and a fine of
~~W~~
4 billion on Shinhan Investment, and a cautionary warning on two former employees of Shinhan Investment in connection with alleged violations of the Capital Markets Act and the Act on Real Name Financial Transactions and Confidentiality. On April 22, 2021, the sanctions committee of the Financial Supervisory Service recommended a partial business suspension and fine of
~~W~~
8.7 billion on Shinhan Bank, a cautionary warning to the CEO of Shinhan Bank, an institutional caution and fine of
~~W~~
50 million on Shinhan Financial Group and a

caution to the CEO of Shinhan Financial Group in connection with Shinhan Bank’s alleged improper solicitation of troubled Lime Asset funds and management’s oversight in risk management. The partial business suspension on Shinhan Bank and the fines on Shinhan Bank and Shinhan Financial Group recommended by the sanctions committee will be deliberated at the Securities and Futures Commission of the Financial Services Commission and will be confirmed if approved at a regular meeting of the Financial Services Commission.
On December 5, 2021, the Supreme Court concluded that a former employee of Shinhan Investment was partially guilty on charges of conspiring to conceal from investors Lime Asset’s losses and change in investment target and imposed a sentence of eight years’ imprisonment and a
~~W~~
300 million fine. In May 2020, Shinhan Investment announced that its board of directors has resolved to compensate certain investors for amounts ranging between 30% to 70% (in the case of retail investors) and 20% to 50% (in the case of institutional investors) of the amount of such investor’s investment in Lime Asset products. In June 2020, Shinhan Bank announced that its board of directors has resolved to make prepayments to investors in certain Lime Asset funds that have reached maturity in an amount equal to 50% of such investor’s investment in the relevant product. On June 30, 2020, the Financial Supervisory Service’s dispute settlement committee recommended through a non-binding
ruling for brokerages, including Shinhan Investment, to return 100% of the amount of investors’ investment in certain of Lime Asset products sold after November 2018 in the aggregate of approximately
~~W~~
161 billion. In August 2020, the board of directors of Shinhan Investment resolved to accept the non-binding
ruling for certain Lime Asset’s trade finance funds sold around November 2018. With these resolutions by the board of directors of Shinhan Investment, the total amount of compensation to investors of Lime Asset funds that Shinhan Investment has agreed to pay has reached
~~W~~
42.46 billion. On April 19, 2021, the Financial Supervisory Service’s dispute settlement committee recommended through a non-binding
ruling for Shinhan Bank to compensate investors of certain Lime Asset products (Lime Credit Insured Funds) it had sold by applying a 55% base compensation ratio, with adjustments depending on particular facts, such as the nature of the investor (e.g., whether retail or institutional investor, the age and experience level of the investor, etc.) and adequacy of documentation, which would result in compensation of such investors for amounts ranging between 40% to 80% of the loss they have suffered on such products. As such, Shinhan Bank is expected to compensate the investors in respect of the remaining 50% of such investor’s investment based on the above compensation guideline recommended by the Financial Supervisory Service’s dispute settlement committee through Shinhan Bank’s self-regulated mediation procedures.
In June 2020, the Financial Supervisory Service launched an investigation into Discovery Asset Management Co., Ltd. (“
Discovery Asset
”), which operated funds that invested in certain funds in the U.S. managed by Direct Lending Investment, LLC (“
DLI
”). In April 2019, the U.S. Securities and Exchange Commission obtained a preliminary injunction and order appointing a receiver to freeze DLI’s funds based on the complaint that DLI fabricated values of its assets under management and reported returns. In response, Discovery Asset suspended withdrawals from funds under its management, thereby freezing approximately
~~W~~
256 billion in total of its investors’ funds as of April 2019. While neither Shinhan Bank nor Shinhan Investment was involved in sale of such
DLI-related
funds structured by Discovery Asset, Shinhan Bank and Shinhan Investment did sell other Discovery Asset funds (affected by such suspension of withdrawal) to investors in Korea. Between 2017 and 2019, Shinhan Bank and Shinhan Investment sold approximately
~~W~~
93.6 billion and
~~W~~
50.8 billion, respectively, of such Discovery Asset products (unrelated to DLI funds), of which only Shinhan Bank has recovered approximately W45.1 billion from Discovery Asset. Of the remaining balance of approximately
~~W~~
48.5 billion and
~~W~~
50.8 billion, respectively, Shinhan Bank and Shinhan Investment are in discussion with the investors to settle these amounts based on mutually agreeable terms.
From May 2017 to December 2018, Shinhan Investment sold approximately
~~W~~
390.7 billion of certain German Heritage derivative-linked securities (“German Heritage DLS Products”). As of December 31, 2021, the principal amount of German Heritage DLS Products that have become eligible for payment but for which payment has been delayed is
~~W~~
379.9 billion. The German Heritage DLS Products are derivative-linked trust products where performance is based on underlying Singapore funds that invest in Germany’s monument status building development projects. Since July 2019, maturity payments have been delayed on the German Heritage

DLS Products as recovery on the underlying funds has been delayed. In March 2020, Shinhan Investment announced that its board of directors has resolved to make prepayments to investors who have consented to the extension of maturity in an amount equal to 50% of the amount of such investor’s investments in the German Heritage DLS Products. As of December 31, 2021, Shinhan Investment recognized
~~W~~
229.1 billion in
non-operating
expenses as provisions for potential future compensation in connection with the sale of German Heritage DLS Products. During the fiscal year 2021, Shinhan Bank and Shinhan Investment recorded
~~W~~
220.8 billion and
~~W~~
256.3 billion, respectively, for credit loss allowance to account for expected future losses associated with financial products, including Lime Asset, Discovery Asset and German Heritage DLS Products. Depending on a variety of factors, including those outside the control of Shinhan Bank or Shinhan Investment, such as the performance of the underlying funds and progression of discussions with investors, Shinhan Bank or Shinhan Investment may record additional provisions for credit loss allowance to account for expected future losses from these or other financial products, and there is no guarantee that such amounts, if any, will not be significant.
The prepayments made or to be made by Shinhan Bank and Shinhan Investment to investors of Lime Asset funds, Discovery Asset funds and German Heritage DLS Products, respectively, as explained above, have been or will be, as the case may be, settled at the time of recovery of the underlying funds. If the amount recovered on the underlying fund is less than the amount prepaid to investors, Shinhan Bank and Shinhan Investment may not be able to recover from investors the amount of the prepaid amount that is in excess of the recovered amount and accordingly suffer losses. Depending on the performance of such underlying funds, we may record provisions for credit loss allowance to account for expected future losses.
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
Other than the cyber security attack in March 2013 as discussed above, we have not experienced any material security breaches in the past, including any similar large scale leakage of customer information. In order to minimize the risk of security breaches related to customer and our other proprietary information, we have taken a series of group-wide preventive measures, such as the adoption and implementation of a best-in-class
information security system and reinforcement of internal control measures. We are fully committed to maintaining the highest standards of cyber security and consumer protection measures and upgrading them continually. We have implemented the ISO 27001-certified security management system for us and all our subsidiaries, and we have obtained the Information Security Management System certification for most of our subsidiaries. We believe such certifications represent third-party validations that we are in compliance with best-in-class
international standards on matters of information security. Our Integrated Security Control Center’s security management system enables us to continuously monitor for signs of potential cyber-attacks and provides us with advance warnings that will allow us to promptly respond to such attacks. Our security management system continuously monitors for signs of potential cyber-attacks and is designed to provide early warning alerts to enable prompt action by us. In order to prevent intentional and accidental security issues by our employees, we have created a violation monitoring system, reinforcing our security measures by preemptively identifying various scenarios of threats and by collecting and analyzing different types of data that allows us to quickly identify any potential security violations. Moreover, we established a new information security lab to build a continuous security research and development system to respond to hacking and other cyber threats. Through these measures, we are developing technical capabilities necessary to respond to the latest security threats. We also provide intensive employee training to our information technology staff and other employees on cyber security and have adopted advanced security infrastructure (including through hiring a highly competent team of information security experts) for online financial services such as mandatory website certification and keyboard security functions. In addition, reviews of our system are conducted, across all of our subsidiaries, through periodic audits and simulation reviews by external experts. In addition, in compliance with applicable regulations we currently carry insurance to cover cyber security breaches up to
~~W~~
10 billion in relation to our banking business and up to
~~W~~
3 billion in the aggregate and up to
~~W~~
1 billion per incident for our securities investment business and have set aside a reserve of
~~W~~
1 billion for our credit card business. In addition, in light of the growing use of mobile devices to access financial services, we have implemented security measures (including encryptions and service terminal monitoring) to provide a secure mobile banking service as well as to prevent illegal leakage or sharing of customer data and otherwise enhance customer privacy. We are also keenly aware of the litigation and regulatory sanctions risks that may arise from security breaches and are aggressively reinforcing a group-wide culture that stresses safety and good custodianship as among our highest priorities. Furthermore, we are actively taking steps to implement preventive and other steps recommended or required by the regulatory authorities in relation to actual and potential financial scams. However, given the unpredictable and continually evolving nature of cyber security threats due to advances in technology or other reasons, there is no assurance that, notwithstanding our best efforts at maintaining the best-in-class
cyber security systems, we will not be vulnerable to major cyber security attacks in the future.
The public is developing heightened awareness about the importance of keeping their personal data private, and the financial regulators are placing greater emphasis on data protection by financial service providers. For example, under the Personal Information Protection Act, as last amended in August 2020, financial institutions, as personal information manager, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically request or permit the management of resident registration numbers. Further, under the Use and Protection of Credit Information Act, as last amended in December 2021, a financial institution has a higher duty to protect credit information, meaning information necessary to assess the creditworthiness of the counterparty to financial transactions and other commercial transactions. Such regulations have considerably restricted a financial institution’s ability to transfer or provide the information to its affiliate or holding company, and quintuple damages can be imposed on a financial institution for a leakage of such information. In addition, under the Electronic Financial Transaction Act, as last amended in June 2020 with effect from December 2020, a financial institution is primarily responsible for compensating its customers harmed by the financial institution’s cyber security breach, even if the breach is not directly attributable to the financial institution. Recently, on January 9, 2020, the Korean National Assembly passed amendments to three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information), expanding the scope of personal information that may be shared among financial institutions. With this, we expect cyber security and ensuring confidentiality of customers’ information to become more important than ever for financial institutions. We maintain an integrated system that closely monitors customer information to ensure compliance with data protection laws and regulations as well as our internal policies.
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
Although the financial institutions are often not legally at fault for the damage suffered by victims of voice phishing, the compensation scheme was adopted largely in consideration of social responsibility among financial institutions and that the financial institutions were not required to, and therefore in many instances did not, confirm the personal identity of the card loan or cash advance applicants prior to the adoption of such scheme. On December 8, 2011, Shinhan Card began implementing a mandatory outcall procedure to verify the personal identity of applicants for card loans and cash advances if not requested in person. In January 2012, financial institutions, the Financial Supervisory Service, the police and other related institutions formed a joint committee to prevent voice phishing incidents and implemented preventive measures such as enforcing a 10 minute delay for withdrawal of credit card loans of
~~W~~
3 million or more from an automated teller machine. In addition, Shinhan Card and our other subsidiaries have established a fraud detection system that identifies any questionable transactions based on deviations from a customer’s conventional transaction patterns.
Partly as a result of these efforts, Shinhan Card did not receive any claims in 2021 in relation to voice phishing. Accordingly, we do not believe that any currently outstanding claims in relation to voice phishing will have a material adverse impact on our business, financial condition or results of operations. Additionally, other than voice phishing incidents and the recent cyber security attacks as discussed above, we have not experienced any material security breaches in the past. However, given continual advances in technology and the increasing sophistication of the financial scammers, there is no assurance that we will be able to prevent future financial scams or that the frequency and scope of financial scams will not rise. If financial scams involving us and our subsidiaries were to continue or to become more prevalent, it may result in compensation for any losses suffered by victims thereof, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, compliance with the present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of our preventive measures, any of which may have a material adverse effect on our business, results of operations and financial condition.

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
Under the FCPA, a financial instrument distributor who intends to sell financial instruments shall comply with the following requirements: (i) confirmation of suitability and adequacy of financial instruments, (ii) compliance with the duty to explain, (iii) prohibition of unfair sales activities, (iv) prohibition of undue solicitation, and (v) prohibition of false or exaggerated advertising, etc. (collectively, the “Sales Principles”). If a financial instrument distributor breaches any of the Sales Principles, consumers may request the termination of such financial instrument within a period to be prescribed by a Presidential Decree and are entitled to unilaterally terminate the contract if the financial instrument distributor fails to present a justifiable reason for not accepting the consumer’s request. Consumers who purchased a loan product, in particular, shall be entitled to withdraw from the contract within 14 days from the later of (i) the date of receipt of the proceeds pursuant to the contract and (ii) the execution date of the contract (or the date of receipt of the documents necessary for execution of the contract (if required under the FCPA), regardless of whether the financial instrument distributor breached any of the Sales Principles. When a consumer files a lawsuit for damages against a financial instrument distributor for breach of the duty to explain, the financial instrument distributor (and not the consumer) shall bear the burden of proof to prove that no willful conduct or negligence was involved in such breach of the duty to explain. In the event of a dispute with a financial instrument distributor, consumers may apply for mediation to the Dispute Mediation Committee of the Financial Services Commission. If a financial instrument distributor files a lawsuit with a court while such mediation is in progress, the court may suspend the litigation proceedings. For certain small-sum
cases, a financial instrument distributor may not file a lawsuit with a court until the completion of such mediation. Financial instrument distributors must accept requests from its consumers to access information for purposes of litigation or mediation. In the event the Financial Services Commission determines that there is a clear risk that a financial product may cause significant damage to the properties of customers, the Financial Services Commission may prohibit or restrict the solicitation of, and execution of a contract for, such financial product.)
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
medium-sized
enterprise segment reached
~~W~~
205.5 trillion,
~~W~~
266.9 trillion and
~~W~~
316.3 trillion as of December 31, 2019, 2020 and 2021, respectively. Shinhan Bank’s total balance of outstanding loans to technology companies as of December 31, 2019, 2020 and 2021 was
~~W~~
26.2 trillion,
~~W~~
36.6 trillion and
~~W~~
46.2 trillion, respectively.
Furthermore, in response to an increasing level of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Financial Services Commission announced in February 2014 that it plans to increase the proportion of fixed interest rate loans and installment principal repayment-based loans within the total housing loans extended by commercial banks (which loans have historically been, for the most part, variable interest rate loans with the entire principal being repaid at maturity, which is usually rolled over on an annual basis). According to this plan, the target proportion for fixed interest rate loans was set at 35%, 37.5% and 40% and the target proportion for installment principal repayment-based housing loans was set at 35%, 40% and 45%, each by the end of 2015, 2016 and 2017, respectively. Amid concerns about increasing household debt, in May 2016 the target proportion for fixed interest rate loans and installment principal repayment-based housing loans for 2016 were increased to 40% and 45%, respectively, and in February 2017 the target proportion for fixed interest rate loans and installment principal repayment-based housing loans for 2017 were increased to 45% and 55%, respectively. The target proportions for fixed interest rate loans and installment principal repayment-based housing loans for 2020 were increased to 50% and 57.5%, respectively, and remained the same for 2021.
In furtherance of the policy to expand the proportion of fixed rate housing loans, the Financial Services Commission implemented “Relief Debt Conversion” program from March 24 to March 27, 2015 and from March 30 to April 3, 2015, respectively, under which borrowers of eligible housing loans (namely, loans that have been in existence for one year or more since the original loan date, with no delinquency in the past six months, with principal amounts of
~~W~~
500 million or less and for houses valued at
~~W~~
900 million or less that are on a floating rate basis and/or an interest payment only basis) might convert such loans to new fixed rate loans in respect of which the borrowers would be required to repay the principal and interest in installment for a term of

10, 15, 20 or 30 years without a grace period, provided that the new loans pass the maximum loan-to-value
ratio of 70% (irrespective of the location of the property) and the maximum debt-to-income
ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions). The borrowers were allowed to convert the original loans only at the banks that extended such loans. According to the Financial Services Commission, under this program, approximately 327,000 borrowers converted loans in the aggregate amount of
~~W~~
31.7 trillion to fixed rate loans, of which Shinhan Bank accounted for approximately 13.5%. Due in large part to such initiatives, fixed interest rate loans and installment principal repayment-based loans accounted for 44.2% and 51.0%, respectively, of the total housing loans extended by commercial banks in Korea as of June 30, 2018, according to data published by the Government in December 2018. Fixed interest rate and installment principal repayment-based housing loans accounted for 47.2% and 52.5%, respectively, of the housing loans extended by Shinhan Bank as of December 31, 2021.
On August 26, 2019, the Financial Services Commission announced that it will implement an additional round of the program for up to
~~W~~
20 trillion. Despite tighter thresholds for eligibility, including newly adopted restrictions on annual income, and the imposition of prepayment penalties, the newly implemented program is expected to be substantively similar to the mortgage refinancing program implemented in 2015. Similar to the 2015 program, banks holding newly converted fixed rate loans will be required to sell such loans to Korea Housing Finance Corporation, which will then securitize such loans and issue mortgage-backed securities (backed by such loans) to be purchased by the banks who sold the loans in proportion to the amounts of the loans sold. The amount of loans Shinhan Bank will need to transfer to Korea Housing Finance Corporation is
~~W~~
1.7 trillion, but the amount of mortgage-backed securities Shinhan Bank will need to purchase from Korea Housing Finance Corporation has yet to be determined. Similar to the 2015 program, in the event that market interest rates increase from those applicable during this program’s implementation, we may experience valuation or realization losses on the mortgage-backed securities to be held by Shinhan Bank. Further, Shinhan Bank will be required to hold mortgage-backed securities it purchases from Korea Housing Finance Corporation under the program for a period of one year, and Shinhan Bank also may not be able to sell or otherwise dispose of the mortgage backed securities in the market or otherwise in amounts or at prices commercially reasonable due to the prevailing interest rate environment and/or other market conditions. As a result of this program, we may incur additional costs from recalibrating our asset portfolio and asset-liability management policy. Any of these developments could adversely affect our results of operations and financial condition.
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
For example, to deal with a growing number of
non-performing
loans in the wake of the global financial crisis of 2008-2009, the Government sponsored the establishment of United Asset Management Company Ltd. (“UAMCO”) in October 2009 through capital contributions from six major policy and commercial banks, namely Shinhan Bank, Kookmin Bank, KEB Hana Bank, Industrial Bank of Korea, Woori Bank and Nonghyup Bank. The Government originally planned to dispose of UAMCO during 2015 and establish a new company that specializes in corporate restructuring, but the Government scrapped such plans and instead decided to reorganize UAMCO and expand its restructuring business. As part of an effort to strengthen its balance sheet, UAMCO received additional capital contributions in May 2016 from two new shareholders, Korea Development Bank and the Export-Import Bank of Korea, and two of its existing shareholders, Woori Bank and Nonghyup Bank. In July 2020, UAMCO notified its shareholders of a capital contribution in the aggregate amount of
~~W~~
200.0 billion (to be borne in proportion to the respective shareholding percentages of its shareholders) to improve financial soundness and secure additional investment capacity in case sales of non-performing
loans increase due to the
COVID-19
pandemic. Accordingly, on July 28, 2020, Shinhan Bank made a capital contribution of
~~W~~
28 billion. Shinhan Bank has committed to contribute
~~W~~
140 billion of capital to UAMCO, of which
~~W~~
113.1 billion has been contributed to date. As of the date hereof, Shinhan Bank holds a 14% equity interest in UAMCO, while seven other policy and commercial banks each hold interests ranging from 2% to 14%.
UAMCO seeks to achieve financial improvement of struggling companies through a wide range of restructuring programs, including debt restructuring, capital injection, asset sales, corporate reorganization, workouts and liquidation and bankruptcy proceedings and is the largest purchaser in Korea of non-performing
financial assets generally. Shinhan Bank sold
non-performing
assets to UAMCO in the amount of
~~W~~
110.4 billion,
~~W~~
246.5 billion and
~~W~~
92.4 billion, in 2019, 2020 and 2021, respectively. With an enlarged capital base following the recent capital contributions mentioned above, it is expected that UAMCO will play a more active role in the restructuring of the Korean corporate sector. The Government is also considering an amendment of the Financial Investment Services and Capital Markets Act of Korea to facilitate the business activities of UAMCO.
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
area are currently subject to a
loan-to-value
ratio of 70% of the appraised value thereof, whereas homes located in “speculative districts” or “overheated speculative districts” are subject to a loan-to-value
ratio of 40% and homes located in “adjustment targeted areas” are subject to a loan-to-value
ratio of 50%. Furthermore, for homes located in any of the “speculative districts” or “overheated speculative districts” with a value equal or less than
~~W~~
1.5 billion but greater than
~~W~~
900 million (based on the evaluation data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), the loans may only be up to 40% of the appraised value up to
~~W~~
900 million and 20% of any remaining value between
~~W~~
1.5 billion and
~~W~~
900 million, and for homes located in any “adjustment targeted areas” with a value equal or greater than
~~W~~
900 million, the loans may only be up to 50% of the appraised value up to
~~W~~
900 million and 30% of any remaining value exceeding
~~W~~
900 million. In addition, if the value of a home located in any of the “speculative districts” or “overheated speculative districts” is greater than
~~W~~
1.5 billion, no mortgage or home equity loans may be provided, and no mortgage or home equity loans may be provided to purchase a new home located in any of the regulated areas to a household that already owns one or more housing units. Similarly, the debt-to-income
ratio applicable to apartment units located in the greater Seoul metropolitan area which are not “speculative districts”, “overheated speculative districts” or “adjustment targeted areas” is 60%, whereas homes located in “speculative districts” or “overheated speculative districts” are subject to a debt-to-income
ratio of 40% and homes located in “adjustment targeted areas” are subject to a debt-to-income
ratio of 50%.
The Financial Services Commission also introduced a debt service ratio and a modified debt-to-income
ratio in order to modernize credit review methods and stabilize the management of household debt. The modified debt-to-income
ratio, which has been implemented beginning January 31, 2018 reflects (i) both principal and interest payments on the applicable mortgage and home equity loan and existing mortgage and home equity loans and (ii) interest payments on other loans. Previously, debt-to-income
ratio had only reflected (i) both principal and interest payments on the applicable mortgage and home equity loan and (ii) interest payments on existing mortgage and home equity loans. Debt service ratios reflect principal and interest payments on both the applicable loan and other loans and have been fully implemented since October 2018. The modified debt-to-income
ratios are used as the primary reference index in the evaluation and approval process for mortgage and home equity loans, and debt service ratios are generally used as a supplementary reference index providing additional limits on mortgage and home equity loans. For example, debt service ratios applicable to the loan applicant who has (i) a loan secured by housing (including apartments) located in areas of excessive investment, high speculation or adjustment target, in each case, as designated by the government, where the price exceeds
~~W~~
600 million (based on the data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), (ii) more than
~~W~~
100 million in credit loans or (iii) more than
~~W~~
200 million in total loans are limited to 40%.
Pursuant to the Regulation on the Supervision of the Banking Business, Shinhan Bank must maintain a loan to deposit ratio of no more than 100%. Since January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. In response to the
COVID-19
pandemic, on April 20, 2020, the Financial Services Commission announced a series of measures to temporarily ease the regulations on loan-to-deposit
ratio. In particular, until March 2022, the
loan-to-deposit
ratio of 1:1 (100%) was temporarily increased to 105%, and corporate loans to SOHOs extended since January 1, 2020 to December 2021 was also subject to a multiple of 85% provided such loans are not real estate related. On March 30, 2022, the Financial Services Commission announced plans to cease the temporary easement of regulations relating to the loan-to-deposit
ratio as of June 30, 2022 and to gradually normalize the
loan-to-deposit
ratio back down to 1:1 (100%) beginning July 1, 2022. Additionally, the Detailed Regulation on the Supervision of the Banking Business was amended on June 30, 2018 to provide for a weighted multiple to be applied to mortgage and home equity loans where the loan-to-value
ratio exceeds 60% in determining required minimum total capital (BIS) ratio. The Detailed Regulation on the Supervision of the Banking Business was also amended on June 30, 2018 to add “concentration of risk in the retail sector” as an additional criterion when the Financial Supervisory Service evaluates the risk management systems of Korean banks.
There is no assurance that Government measures will achieve their intended results. While any Government measure that is designed to stimulate growth in the real estate sector may result in growth of, and improved profitability for, our retail lending business (particularly with respect to mortgage and home equity loans) at least for the short term, such measure could also result in unintended consequences, including potentially excessive speculation resulting in a “bubble” for the Korean real estate market and a subsequent market crash. In contrast, any Government measure changing the direction of its stimulus measures (for example, in order to preemptively curtail an actual or anticipated bubble in the real estate market) may result in a contraction of the real estate market, a decline in real estate prices and consequently, a reduction in the growth of, and profitability for, our retail and/or other lending businesses, as well as otherwise have an adverse effect on our business, financial condition and results of operations or profitability. See “— Risks Relating to Our Banking Business — A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.”
We engage in limited settlement transactions involving Iran and also in limited business in and related to Russia which may subject us to legal or reputational risks.
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
Shinhan Bank engages in certain limited lending activities in or related to Russia. In response to the Russia-Ukraine conflict, the U.S., E.U., U.K., and Korean governments have imposed economic sanctions on Russia, Belarus, and certain regions of Ukraine. Such sanctions target, among other persons, a wide range of Russian financial institutions as sanctioned parties as well as the Russian Central Bank and certain other state entities. Russia-related activities may subject us to sanctions and potential legal or reputational risk.
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

•
difficulties in the financial sectors in Europe, China and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets, including possibility of global inflation and the spread of economic recession to Europe as a result of geopolitical risks arising from Russia-Ukraine conflict;

•	declines in consumer confidence and a slowdown in consumer spending and corporate investments;

•
adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. Dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi, increased exchange rate volatility as a result of
COVID-19
(and recovery therefrom) and consequent government interventions, interest rates, inflation rates or stock markets;

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

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean business groups;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and risk of further attacks by terrorist groups around the world, including the actions of the so-called “Islamic State”;

•	the occurrence of severe health epidemics in Korea and other parts of the world, including the recent coronavirus (COVID-19), Ebola, Middle East Respiratory Syndrome (MERS) and Zika virus outbreaks;

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
~~W~~
2 trillion; (iii) any mutual fund in which the same shareholder group identified in (i) or (ii) above owns more than 4% of the total shares issued and outstanding of such mutual fund; (iv) any private equity fund (a) where a person falling under any of items (i) through (ii) above is a limited partner holding not less than 10% of the total amount of contributions to the private equity fund, or (b) where a person falling under any of items (i) through (iii) above is a general partner, or (c) where the total equity of the private equity fund acquired by each affiliate belonging to several enterprise groups subject to the limitation on mutual investment is 30% or more of the total amount of contributions to the private equity fund; or (v) the investment purpose company concerned, where a private equity fund falling under item (iv) above acquires or holds stocks in excess of 4% of the shares or equity of such company or exercises de facto control over significant managerial matters of such company through appointment or dismissal of executives or in any other manner)) may not acquire beneficial ownership in us in excess of 4% of our outstanding voting shares, provided that such non-financial
business group companies may acquire beneficial ownership of up to 10% of our outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial
business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.” To the extent that the total number of shares of our common stock that you and your affiliates own together exceeds these limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in a fine of up to
~~W~~
100 million, plus an additional charge of up to 0.03% of the book value of such shares per day until the date of disposal.
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
Based upon the past and projected composition of our income and assets and valuation of our assets, we do not believe that we were a PFIC for 2021, and we do not expect to be a PFIC in 2022 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a
non-U.S. corporation
engaged in the active conduct of a banking business as
non-passive
income.
See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2022 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company
Introduction
We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal
network. According to reports by the Financial Supervisory Service, we are the second largest financial services provider in Korea (as measured by consolidated total assets as of December 31, 2021) and operate the second largest banking business (as measured by consolidated total bank assets as of December 31, 2021) and the largest credit card business (as measured by total credit purchase volume in 2021) in Korea.
We have experienced substantial growth through several mergers and acquisitions. Most notably, our acquisition of Chohung Bank in 2003 has enabled us to have the second largest banking operations in Korea. In addition, our acquisition in March 2007 of LG Card, the then largest credit card company in Korea, has enabled us to have the largest credit card operations in Korea and significantly expand our non-banking
business capacity so as to achieve a balanced business portfolio. In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking
businesses and closed on February 1, 2019. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles
360-2
of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance became our wholly owned subsidiary as of such date. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021
As of December 31, 2021, we have 17 direct and 34 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 19 million active customers, which we believe is the largest customer base in Korea, through approximately 24,275 employees at approximately 1,217 network branches group-wide. While over 80% of our revenues have been historically derived from Korea, we aim to serve the needs of our customers through a global network of 244 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Australia, Hong Kong, Vietnam, Cambodia, Kazakhstan, Singapore, Mexico, Uzbekistan, Myanmar, Poland, Indonesia, the Philippines and the United Arab Emirates.
Our registered office and corporate headquarters are located at 20, Sejong-daero
9-gil,
Jung-gu,
Seoul, Korea 04513 and our telephone number is +822 6360 3000.
Our Strategy
‘Excellent Shinhan’ for 2020 and beyond
The Group has implemented the ‘2020 SMART Project’ since 2017, and we have seen this strategy result in balanced growth across the Group, such as expanding and strengthening the Group’s offerings, establishing new subsidiaries, acquisitions of domestic and foreign financial companies, upgrading digital platforms and promoting sustainable management. In 2020, we established a new mid-term
group-wide strategy known as ‘F.R.E.S.H. 2020s’, building upon and replacing the existing 2020 SMART Project. ‘F.R.E.S.H.’ stands for ‘Fundamental’ (solid fundamentals), ‘Resilience’ (ability to adapt to and overcome crisis situations), ‘Ecosystem’ (creating an integrated digital ecosystem), ‘Sustainability’ (consistent Group-wide effort to achieve sustainable growth) and ‘Human-talent’ (talented human resources leading the Fourth Industrial Revolution). Under this ‘F.R.E.S.H. 2020s’ initiative, we have established seven detailed strategic directions for 2022 and beyond to allow us to achieve distinguished and sustainable growth despite uncertainties and become a leading financial group.
Under the unique growth directive summarized as ‘F.R.E.S.H.’, we have established seven detailed strategic directions for 2022 that comprehensively consider the management environment in 2022.

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
Our plans to foster sustainable finance consist of three strategic pillars – (1) environmentally friendly, (2) inclusive and (3) trust-based business management system. In 2020, we declared “Zero Carbon Drive”, as part of our vision to go carbon-neutral by 2050. We plan to promote environmentally sustainable development through financing of projects aimed at reducing carbon and greenhouse gas emission. Moreover, in December 2019 we launched the
Triple-K
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
We have built a balanced portfolio across the financial industry and plan to enhance market competitiveness and reduce costs by further optimizing each of our business lines. In 2021, we established a new vision of “More

Friendly, More Secure, More Creative”, and are promoting organizational capacity, strengthening of each subsidiaries, enhancing organizational efficiency and flexibility, and establishing a customer-oriented organizational system in accordance with such vision.
“Convergence Talent Management” serves as the foundation for other core strategic initiatives, and we will continue to build and grow a talented workforce that posesses traits and capabilites required to thrive in the digital era. In particular, we have promoted “Shinhan RE:BOOT”, a major transformation of our corporate culture since 2021. We intend to accelerate the execution of strategies and changes within the Group through cultural transformation projects such as data-driven working methods, a fast and flexible organizational culture, and HR digitalization.
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
Since our inception, we have expanded our operations, in large part, through strategic acquisitions, establishing subsidiaries or formation of joint ventures. Our key acquisitions, capital contributions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation

July 2002	Shinhan Investment Corp. (1)	Securities and investment	Acquisition from the SsangYong Group

August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd. (2)	Investment advisory	50:50 joint venture with BNP Paribas

August 2003	Chohung Bank	Commercial banking	Acquisition from creditors

December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders

March 2007	LG Card	Credit card services	Acquisition from creditors

January 2012	Tomato Mutual Savings Bank (3)	Savings bank	Purchase and assumption of assets and liabilities from creditors

January 2013	Yehanbyoul Savings Bank (4)	Savings bank	Acquisition from Korea Deposit Insurance Corporation

October 2017	Shinhan REITs Management	Real estate asset management	Newly established

Date of Acquisition	Entity	Principal Activities	Method of Establishment

February 2019, January 2020	Orange Life Insurance (5)	Life insurance services	Acquisition from majority shareholders and subsequent comprehensive stock exchange

May 2019	Asia Trust Co. Ltd. (6)	Real estate trust business	Acquisition from majority shareholders

August 2019	Shinhan AI. Co., Ltd.	Investment advisory	Incorporated and joined as a wholly-owned subsidiary

September 2020, December 2020	Shinhan Venture Investment) (7)	Venture capital	Acquisition from majority shareholders and subsequent comprehensive stock exchange

January 2021	Shinhan Asset Management (8)	Asset management services	Acquisition of remaining interests from BNP Paribas Asset Management Holding

Notes:

(1)	Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009.
(2)	In January 2009, SH Asset Management Co., Ltd. and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management.
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
~~W~~
45.3 billion,
and received regulatory approval to merge Yehanbyoul Savings Bank into our existing subsidiary Shinhan Saving Bank. On April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank being named Shinhan Savings Bank.

(5)
On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking
businesses. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles
360-2
of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance became our wholly owned subsidiary as of such date. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021.

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

•
other banking, which consists of treasury business (including internal asset and liability management and other non-deposit
funding activities), securities investing and trading and derivatives trading, as well as administration of the overall banking operations.

•	credit card services;

•	securities brokerage services;

•	life insurance services;

•	specialized credit services;

•	asset management services, including brokerage and trading of various securities, related margin lending and deposit and trust services, and other asset management services; and

•
other services, savings banking services, loan collection and credit reporting, collective investment administrative services, financial system development services, real estate trust services, investment advisory services, venture capital services as well as engaging in alternative investments through formation of private equity funds on a private placement basis.

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

Deposit-Taking Activities
Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profiles. Our deposit products consist principally of the following:

•
Demand deposits.
 Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted 15.6%, 18.7% and 19.8% of our total deposits as of December 31, 2019, 2020 and 2021, respectively. Demand deposits paid average interest of 0.42%, 0.33% and 0.32% in 2019, 2020 and 2021, respectively.

•
Time and savings deposits.
 Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the “cost of funds index,” or COFIX, published by the Korean Federation of Banks.
If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted 52.4%, 47.8% and 43.8% of our total deposits as of December 31, 2019, 2020 and 2021, respectively, and paid average interest of 1.92%, 1.46% and 1.05% in 2019, 2020 and 2021, respectively. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Savings deposits constituted 28.7%, 31.7% and 31.9% of our total deposits as of December 31, 2019, 2020 and 2021, respectively, and paid average interest of 0.58%, 0.32% and 0.23% in 2019, 2020 and 2021, respectively.

•
Other deposits.
 Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to two years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted 3.3%, 1.8% and 4.5% of our total deposits as of December 31, 2019, 2020 and 2021, respectively and paid average interest of 2.07%, 1.42% and 0.91% in 2019, 2020 and 2021, respectively.

We also offer deposits which provide the customer with preferential rights to housing subscriptions under the Housing Law and Rules on Housing Supply (the “Housing Law”), and eligibility for mortgage and home equity loans. As a result of an amendment to the Housing Law in June 2015, new subscriptions to housing subscription savings accounts, housing subscription time deposits accounts and housing subscription installment savings accounts became no longer available after September 1, 2015. Instead, general housing subscription savings accounts (which combine all of the functions of the aforementioned three accounts) presently remain available to all. The contribution period is from the subscription date to the date on which the account holder is selected as the purchaser of a house, and the required monthly contribution amount is from a minimum of
~~W~~
20,000 to a maximum of
~~W~~
500,000. The interests accrued on general housing subscription savings accounts are paid in lump sum upon termination of the account, and such interests shall be calculated at the interest rate determined and announced by the Ministry of Land, Infrastructure and Transport. Those who have a general housing subscription savings account and meet certain other criteria are granted a preferential subscription right for the purchase of a house. In the case of privately funded houses, the aggregate amount of contributions made to the account must be at least the applicable deposit threshold amount for the location and area of the relevant house (from
~~W~~
2 million up to
~~W~~
15 million). It is impossible to change the account holder name of a general housing subscription savings account except in the case of inheritance by the death of the original account holder. For information on our deposits in Korean Won based on the principal types of deposit products we offer, see “— Description of Assets and Liabilities — Funding — Deposits.”

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
~~W~~
6,015 billion,
~~W~~
6,816 billion and
~~W~~
7,610 billion as of December 31, 2019, 2020 and 2021, respectively.
The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits at commercial banks at rates ranging from 0% to 7%, based generally on maturity and the type of deposit instrument. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity.”
The Depositor Protection Act provides for a deposit insurance system under which the Korea Deposit Insurance Corporation guarantees repayment of eligible bank deposits to depositors up to
~~W~~
50 million per depositor and
~~W~~
50 million per insured under the defined contribution retirement pension per bank. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Deposit Insurance System.”
Retail Banking Services
Overview
We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. Our retail loans, before allowance for credit losses on loans and deferred loan origination costs and fees and excluding credit card receivables, amounted to
~~W~~
159,007 billion as of December 31, 2021.
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

As of December 31, 2021, our mortgage and home equity loans and other retail loans accounted for 50.2% and 49.8% of our total retail loans, respectively.
For secured loans, our policy is to lend up to 40% to 100% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). For mortgage and home equity loans, our general policy is to lend up to 45% to 82% of the appraisal value of the collateral, but subject to the maximum loan-to-value
ratio,
debt-to-income
ratio and debt service ratio requirements for mortgage loans implemented by the Government. The loan-to-value
ratio of secured loans, including mortgage and home equity loans, is updated on a monthly basis using the most recent appraisal value of the collateral, and maximum loan-to-value
ratios are further adjusted based on factors such as the location of the secured property, nature and purpose of the loans and level of competition in the market. Since January 11, 2019, maximum loan-to-value
ratios are determined and may be adjusted in increments of 1% (as opposed to increments of 5%, which was the case prior to January 11, 2019), allowing us to set more precise and tailored maximum loan-to-value
ratios for our secured loans. As of December 31, 2021, the
loan-to-value
ratio of mortgage and home equity loans of Shinhan Bank was 40.7%. As of December 31, 2021, substantially all of its mortgage and home equity loans were secured by residential property.
Under the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business, our banking subsidiaries were subject to, when extending mortgage and home equity loans, the maximum loan-to-value
ratio of 70% (irrespective of the location of the property, subject to certain exceptions) and the maximum debt-to-income
ratio of 60% (only in respect of apartment units located in the greater Seoul metropolitan area, subject to certain exceptions).
On January 31, 2018, the existing
debt-to-income
requirement was replaced by the modified
debt-to-income
ratio requirement, which reflects (i) both principal and interest payments on the applicable mortgage and home equity loan and existing mortgage and home equity loans and (ii) interest payments on other loans. The previous debt-to-income
requirement had only reflected (i) both principal and interest payments on the applicable mortgage and home equity loan and (ii) interest payments on existing mortgage and home equity loans.
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
area are currently subject to a
loan-to-value
ratio of 70% of the appraised value thereof, whereas homes located in “speculative districts” or “overheated speculative districts” are subject to a loan-to-value
ratio of 40% and homes located in “adjustment targeted areas” are subject to a loan-to-value
ratio of 50%. Furthermore, for homes located in any of the “speculative districts” or “overheated speculative districts” with a value equal or less than
~~W~~
1.5 billion but greater than
~~W~~
900 million (based on the evaluation data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), the loans may only be up to 40% of the appraised value up to
~~W~~
900 million and 20% of any remaining value between
~~W~~
1.5 billion and
~~W~~
900 million, and for homes located in any “adjustment targeted areas” with a value equal or greater than
~~W~~
900 million, the loans may only be up to 50% of the appraised value up to
~~W~~
900 million and 30% of any remaining value exceeding
~~W~~
900 million. In addition, if the value of a home located in any of the “speculative districts” or “overheated speculative districts” is greater than
~~W~~
1.5 billion, no mortgage or home equity loans may be provided, and no mortgage or home equity loans may be provided to purchase a new home located in any of the regulated areas to a household that already owns one or more housing units. Similarly, the debt-to-income
ratio applicable to apartment units located in the greater Seoul metropolitan area which are not “speculative districts”, “overheated speculative districts” or “adjustment targeted areas” is 60%, whereas homes located in “speculative districts” or “overheated speculative districts” are subject to a debt-to-income
ratio of 40% and homes located in “adjustment targeted areas” are subject to a debt-to-income
ratio of 50%.
The Financial Services Commission also introduced a debt service ratio and a modified debt-to-income
ratio in order to modernize credit review methods and stabilize the management of household debt. The modified debt-to-income
ratio, which has been implemented beginning January 31, 2018 reflects (i) both principal and interest payments on the applicable mortgage and home equity loan and existing mortgage and home equity loans and (ii) interest payments on other loans. Previously, debt-to-income
ratio had only reflected (i) both principal and interest payments on the applicable mortgage and home equity loan and (ii) interest payments on existing mortgage and home equity loans. Debt service ratios reflect principal and interest payments on both the applicable loan and other loans and have been fully implemented since October 2018. The modified debt-to-income
ratios are used as the primary reference index in the evaluation and approval process for mortgage and home equity loans, and debt service ratios are generally used as a supplementary reference index providing additional limits on mortgage and home equity loans. For example, debt service ratios applicable to the loan applicant who has (i) a loan secured by housing (including apartments) located in areas of excessive investment, high speculation or adjustment target, in each case, as designated by the government, where the price exceeds
~~W~~
600 million (based on the data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), (ii) more than
~~W~~
100 million in credit loans or (iii) more than
~~W~~
200 million in total loans are limited to 40%.
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
The following table sets forth a breakdown of our retail loans.

	As of December 31,
	2019		2020		2021

	(In billions of Won, except percentages)
Retail loans (1)
Mortgage and home-equity loans	~~W~~	68,074	~~W~~	73,188	~~W~~	79,860
Other retail loans		66,350		73,602		79,146
Percentage of retail loans to total gross loans		41.0%		40.7%		40.4%

Note:

(1)	Before allowance for credit losses on loans and deferred loan origination costs and fees and excludes credit card receivables.
The total mortgage and home equity loans amounted to
~~W~~
79,860 billion as of December 31, 2021, and as of such date, consisted of amortizing loans (whose principal is repaid by part of the installment payments) in the amount of
~~W~~
49,596 billion and
non-amortizing
loans in the amount of
~~W~~
30,264 billion. In addition, as of

December 31, 2021, we also provided lines of credit in the aggregate outstanding amount of
~~W~~
748 billion for
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
As of December 31, 2021, Shinhan Bank’s three-month,
six-month
and twelve-month base rates were 1.28%, 1.59% and 1.72%, respectively. As of December 31, 2021, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of five years was 3.60%. Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 2.59% to 14.00%, depending on the credit scores of its customers.
As of December 31, 2021, 94.0% of Shinhan Bank’s total retail loans were floating rate loans and 6.0% were fixed rate loans. As of the same date, 94.6% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and 5.4% were fixed rate loans.
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
Our retail banking services include providing private banking services to high net-worth
customers who seek personal advice in complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth
clients by offering them customized wealth management solutions and comprehensive financial services including asset portfolio and fund management, tax consulting, real estate management and family office services, among others. Since the end of 2011, in order to preemptively respond to evolving customer needs and promote asset growth by inducing greater synergy between commercial banking and investment advisory services offered by Shinhan Investment, Shinhan Bank launched private wealth management centers which combine certain branches of Shinhan Bank with those of Shinhan Investment located in the same area. Shinhan Bank’s strength in private banking has been widely recognized by a number of significant industry awards in recent years, including the grand prize at the Premium Brand Index by Korean Standards Association, Chosun Ilbo and Ministry of Trade, Industry and Energy (awarded 14 consecutive years), the Korea Prestige Brand Award by the Korea Economic Daily (awarded six consecutive years), the Star Brand Award by Maekyung Media Group (awarded five consecutive years), National Brand Award by Chosun Ilbo (awarded four consecutive years) in 2021.
As of December 31, 2021, Shinhan Bank operated 26 private wealth management service centers nationwide, including 18 in Seoul, three in the suburbs of Seoul and five in cities located in other regions in Korea. As of December 31, 2021, Shinhan Bank had approximately 17,663 private banking customers, who typically are required to have
~~W~~
500 million in deposits with the Bank to qualify for its private banking services.
Corporate Banking Services
Overview
We provide corporate banking services, primarily through Shinhan Bank, to small- and medium-sized
enterprises, including enterprises known as SOHO (standing for “small office, home office”), which are small enterprises operated by individuals or households, and, to a lesser extent, to large corporations, including corporations that are affiliated with chaebols
. We also lend to government-controlled enterprises.
The following table sets forth the balances and percentage of our total loans (before allowance for credit losses on loans and deferred loan origination costs and fees) attributable to each category of our corporate lending business as of the dates indicated.

	As of December 31,
	2019			2020			2021

	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans (1)	~~W~~	91,162	27.8%	~~W~~	108,016	29.9%	~~W~~	121,961	31.0%
Large corporate loans		34,466	10.5		35,289	9.8		40,368	10.3
Others (2)		43,502	13.3		46,950	13.0		46,139	11.7

Total corporate loans	~~W~~	169,130	51.6%	~~W~~	190,255	52.7%	~~W~~	208,468	53.0%

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
~~W~~
500 billion, (ii) the enterprise must meet the standards prescribed by the Presidential Decree in relation to the average and total annual sales revenues applicable to the type of its main business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership
in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. An enterprise shall not qualify as a small- or medium-sized
enterprise if it is incorporated into, or is deemed to be incorporated into a business group subject to disclosure under the Monopoly Regulations and Fair Trade Act.
Non-profit
enterprises that satisfy certain requirements prescribed in the SME Basic Act and its Presidential Decree may qualify as a small- and medium-sized
enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree are deemed as small- and medium-sized
enterprises, effective from April 15, 2014. As of December 31, 2021, we made loans to 469,576 small- and medium-sized enterprises for an aggregate amount of
~~W~~
121,961 billion (before allowance for credit losses on loans and deferred loan origination costs and fees).
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
medium-sized
enterprises lending, Shinhan Bank:

•
has accumulated a market-leading expertise and familiarity as to customers and products
. We believe Shinhan Bank has an
in-depth
understanding of the credit risks embedded in this market segment, allowing Shinhan Bank to develop loan and other products specifically tailored to the needs of this market segment;

•
operates a relationship management system to provide customer services that are tailored to small- and medium-sized
enterprises
. Shinhan Bank currently has relationship management teams in 170 banking branches, of which 51 are corporate banking branches and 119 are hybrid banking branches designed to serve both retail customers and, to a limited extent, corporate customers.
These relationship management teams market products, and review and approve smaller loans with less credit risks; and

•
continues to focus on cross-selling loan products with other products
. For example, when Shinhan Bank lends to small- and
medium-sized
enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate Banking
Large corporate customers consist primarily of member companies of chaebols
and financial institutions. Our large corporate loans amounted to
~~W~~
40,368 billion (before allowance for credit losses on loans and deferred loan origination costs and fees) as of December 31, 2021. Large corporate customers tend to have better credit profiles than small- and medium-sized
enterprises, and accordingly, Shinhan Bank has expanded its focus on these customers as part of its risk management policy.
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
Digital Corporate Banking
Shinhan Bank offers corporate customers a
web-based
total cash management service known as “Shinhan Bizbank.” Shinhan Bizbank supports substantially all types of banking transactions ranging from basic transaction history inquiries and fund transfers to opening letters of credit, trade finance, payment management, collection management, sales settlement service, acquisition settlement service, business-to-business
settlement service, sweeping, pooling, ERP interface service, host-to-host
banking solutions, SWIFT SCORE service and global cash and liquidity management service. In addition, Shinhan Bank provides customers with integrated and advanced access to its financial services through its “Inside Bank” program, which combines Internet banking, capital management services and enterprise resource planning to better serve corporate customers. The Inside Bank program also seeks to provide customized financial services to meet the comprehensive needs of target corporate customers ranging from conglomerates to small enterprises in various industries, with the goal of enhancing convenience to our corporate customers in accessing our financial services as well as assisting them to strategically manage their funds. In line with Shinhan Bank’s efforts to facilitate non-face-to-face
online transactions for corporate transactions, in 2018, Shinhan Bank upgraded its virtual account-based corporate fund management service, known as “Shinhan Damoa Service”, making it available on mobile channels. In addition, Shinhan Bank has made the fund transfers via phone number service (allowing customers to make fund transfers without the recipients’ account number), which was previously only available for personal banking customers, available for corporate banking customers as well. As part of Shinhan Bank’s effort to lower settlement fees for small business owners, in May 2019, Shinhan Bank launched “ZeroPay Biz Shinhan”, an account-based mobile payment service enabling vendors to easily receive payments from customers’ accounts by scanning the vendor’s QR code with a smartphone. In October 2020, Shinhan Bank upgraded the “Shinhan S Corporate Bank” platform to launch “Shinhan SOL Biz”, a non-face-to-face
application for corporate clients, with the goal of improving the platform so that Shinhan Bank can offer non-face-to-face
channels to corporate clients that are as convenient and user-friendly as Shinhan Bank’s online retail banking platforms. In August 2021, Shinhan Bank launched a non-face-to-face
name verification for corporate banking customers via smartphone using Shinhan SOL Biz, enabling corporate customers to open new bank accounts without visiting a branch.
Corporate Lending Activities
Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2021, working capital loans and facilities loans amounted to
~~W~~
66,387 billion and
~~W~~
73,629 billion, respectively, representing 46.5% and 51.6% of our total
Won-denominated
corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five or ten years in the case of secured loans. Facilities loans have a maximum maturity of 15 years, are typically repaid in semiannual installments per annum and may be entitled to a grace period not exceeding one-third
of the loan term with respect to the first repayment; facilities loans with a term of three years or less may be paid in full at maturity.
Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2021, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 64.5% and 15.0%, respectively, of our
Won-denominated
loans to small- and
medium-sized
enterprises. As of December 31, 2021, 45.8% of the corporate loans were secured by real estate.
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

Pricing
Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2021, 71.1% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates as determined by the applicable market rates.
More specifically, interest rates on Shinhan Bank’s corporate loans are generally determined as follows:
Interest rate = (Shinhan Bank’s periodic market floating rate
or
reference rate)
plus
transaction cost
plus
credit spread
plus
risk premium
plus or minus
discretionary adjustment.
Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2021, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for a three-month, six-month,
one-year,
two-year,
three-year or five-year period, as applicable, as derived using Shinhan Bank’s market rate system) were 1.28% for three months, 1.59% for six months, 1.72% for one year, 1.88% for two years, 2.05% for three years and 2.23% for five years. As of the same date, Shinhan Bank’s reference rate was 4.00%. The reference rate refers to the base lending rate used by Shinhan Bank and is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.
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

Treasury
Shinhan Bank’s treasury division provides funds to all of Shinhan Bank’s business operations and ensures the liquidity of its operation. To secure stable long-term funds, Shinhan Bank uses fixed and floating rate notes, debentures, structured financing and other advanced funding methods. As for overseas funding, Shinhan Bank closely monitors the feasibility of raising funds in currencies other than the U.S. Dollar, such as the Japanese Yen and the Euro. In addition, Shinhan Bank makes call loans and borrows call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies with a minimum transaction amount of
~~W~~
100 million and maturities of typically one day.
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
Shinhan Bank’s outstanding derivatives commitments in terms of notional amount were
~~W~~
246,982 billion,
~~W~~
217,006 billion and
~~W~~
241,415 billion in 2019, 2020 and 2021, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to enter into derivatives contracts to hedge their risk exposure and entering into back-to-back
derivatives to hedge Shinhan Bank’s risk exposure that results from such client contracts.
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
As of December 31, 2019, 2020 and 2021, Shinhan Bank had total trust assets of
~~W~~
93,127 billion,
~~W~~
96,269 billion and
~~W~~
92,077 billion, respectively, comprised principally of securities investments of
~~W~~
23,902 billion,
~~W~~
21,427 billion and
~~W~~
22,438 billion, respectively; real property investments of
~~W~~
13,493 billion,
~~W~~
12,696 billion and
~~W~~
10,926 billion, respectively; and loans with an aggregate principal amount of
~~W~~
415 billion,
~~W~~
348 billion and
~~W~~
396 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2019, 2020 and 2021, debt securities accounted for 24.9%, 21.7% and 23.8%, respectively, and equity securities constituted 0.8%, 0.6% and 0.6%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2019, 2020 and 2021, 62.7%, 72.2% and 76.0%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.
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
Money trusts managed by Shinhan Bank’s trust account business amounted to
~~W~~
49,695 billion,
~~W~~
51,998 billion and
~~W~~
53,763 billion as of December 31, 2019, 2020 and 2021, respectively.
Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2019, 2020 and 2021, Shinhan Bank’s variable rate trust accounts amounted to
~~W~~
45,627 billion,
~~W~~
47,930 billion and
~~W~~
49,831 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to
~~W~~
4,067 billion,
~~W~~
4,067 billion and
~~W~~
3,931 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts.
Shinhan Bank also offers an insignificant amount of guaranteed fixed rate trust products (amounting to
~~W~~
1.0 billion,
~~W~~
1.0 billion and
~~W~~
1.0 billion as of December 31, 2019, 2020 and 2021, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return. These products are carry-overs from past offerings, and Shinhan Bank no longer offers guaranteed fixed rate trust products.
Credit Card Services
Products and Services
We currently provide our credit card services principally through our credit card subsidiary, Shinhan Card, and to a limited extent, Jeju Bank.
Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•
credit card services
, which involve providing cardholders with credit up to a preset limit to purchase products and services. Repayment for credit card purchases may be made either (i) on a lump-sum
basis, namely, in full at the end of a monthly billing cycle or (ii) on a revolving basis subject to a minimum monthly payment. The minimum monthly payment for holders of credit cards issued before December 30, 2014 is the greater of (x) 5% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y)
~~W~~
30,000. The minimum monthly payment for holders of credit cards issued on or after December 30, 2014 is the greater of (x) 10% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y)
~~W~~
50,000. Currently, the outstanding credit card balance subject to the revolving basis payments generally accrues interest at the effective annual rates of approximately 5.4% to 19.9%.

•
cash advances
, which enable the cardholders to withdraw cash subject to a preset limit from an ATM or a bank branch. Repayments for cash advances may be made either on a lump-sum
basis or, in the case of credit cards issued before December 30, 2014, on a revolving basis. Currently, the lump-sum
cash advances generally accrue interest at the effective annual rates of approximately 6.1% to 19.9% and the revolving cash advances generally accrue interest at a minimum rate of 6.4% to 19.9% of the outstanding balance (depending on the cardholder’s credit).

•
installment purchases
, which provide customers with an option to purchase products and services from select merchants on an installment basis for which repayments must be made in equal amounts over a fixed term generally ranging from two to 24 months, and for certain limited types of cards, up to 36 months. Currently, the outstanding installment purchase balances generally accrue interest at the effective annual rates of approximately 9.5% to 19.9%.

•
card loans
, which enable cardholders to receive, up to a preset limit, a loan which is generally unsecured. Repayment of card loans is made generally by (i) repaying principal and interest in equal amounts on an installment basis over a fixed term of two to 36 months, (ii) repaying the principal and interest amounts in full at maturity, or (iii) making interest-only payments during the initial grace period of either three months or six months and repaying the principal and interest amounts on a monthly installment basis over the remaining period of typically two to 36 months. Currently, the outstanding card loan balances generally accrue interest at the effective annual rates of approximately 6.16% to 19.9%. Delinquent credit card receivables can also be restructured into loans, which we classify as card loans, and these loans generally accrue interest at the effective annual rates of approximately 11.9% to 19.5% over a fixed term whose maximum is 72 months.

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
~~W~~
1,000 to
~~W~~
2,000,000 per credit card, depending on the type of the card and the cardholder profile. Certain government affinity cards have no annual membership fee. If Shinhan Card’s customers make cash advances using ATMs of a financial institution other than Shinhan Card, Shinhan Card also charges a usage fee for such cash advances in an amount equivalent to the fees charged by such financial institution for the use of its ATM plus costs to cover Shinhan Card’s related administration expenses.
Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card levies a late charge in lieu of the interest rates applicable prior to default. The late charge rate currently ranges from 8.3% to 20.0% per annum. Since the first half of 2018, instead of levying a late charge in lieu of interest rates prior to default, Shinhan Card maintained the interest rates prior to default but added a late charge rate of 3% in addition to the interest rates prior to default.
Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to the regulatory limit of 2.3% of the purchased amount depending on the merchant used, with the average charge for credit cards being 1.45% in 2021. For small- and medium-sized
merchants, the applicable regulations impose reduced fee rates of 0.8% (in the case of merchants with annual sales of
~~W~~
300 million or less) and 1.3% (in the case of merchants with annual sales of more than
~~W~~
300 million and up to
~~W~~
500 million), respectively, of the purchased amount.
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
Recently, the Financial Services Commission has allowed certain financial institutions, including Shinhan Card, to test innovative financial services. Shinhan Card obtained approval from the Financial Services Commission to test nine business:
(i) peer-to-peer
credit card remittance services whereby individuals can send money to others directly using credit cards, (ii) a credit scoring system that evaluates individual business owners’ credit standing based on their revenue records and history of credit card use, (iii) small-scale investment using credit cards, (iv) face recognition payments, (v) house rent payments using credit cards, (vi) rental brokerage platforms, (vii) overseas remittance using credit cards, (viii) quick payment to small merchants using credit card reward points and (ix) family cards for underage children. As of December 31, 2021, six businesses have been successfully commercialized, and we expect to launch the remaining three services in the foreseeable future.
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
Customers and Merchants
In addition to internal growth through cross-selling, we seek to enhance our market position by selectively targeting new customers with high net-worth
and solid credit quality through the use of a sophisticated and market-oriented risk management system. Shinhan Card screens its credit card applicants and sets individualized credit limits for such applicants according to internal guidelines based on a comprehensive credit scoring system. We also seek to provide a wide variety of differentiated products and services tailored to our customers’ individualized needs through precision analysis and customer segmentation based on the “big data” we have compiled on our approximately 22 million customers. We have also formed a team dedicated to the “fintech” business by actively pursuing technology developments and strategic alliances with key partners as well as additional teams focused on innovation and creating new sources of value for our clients through the development of big data and digital platforms and provision of big data-based consulting services. In 2019, utilizing an innovative platform based on big data analysis, Shinhan Card launched a “Super Personalization Service”, aimed at providing our individual customers with tailored and personalized services that meet their individual needs. As Shinhan Card has obtained a license from the Financial Services Commission as a MyData service provider, Shinhan Card expects to be able to utilize additional external data to enhance its ability to further refine and tailor personalized services for its customers. In 2022, Shinhan Card expects to further leverage its existing big data capabilities by diversifying and accelerating revenue-generating businesses such as MyData-based loan brokerage, big data sales, credit bureau for small businesses, and commercial real estate analysis. Additionally, Shinhan Card plans to advance big data marketing, further personalizing its marketing and servicing methods based on MyData service. Shinhan Card seeks to optimize data processing to align its internal services, systems, processes, and channels and use such data throughout the financial services it provides in order to enhance customer experience.

The following table sets forth the number of customers of Shinhan Card and the number of merchants at which Shinhan Card can be used for purchases as of the dates indicated.

	As of December 31,
	2019	2020	2021

	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders (1)	12,843	13,056	13,283
Personal accounts	12,667	12,861	13,091
Corporate accounts	176	195	192
Active ratio (2)	96.05%	95.86%	96.62%
Number of merchants	2,909	2,741	2,894

Notes:

(1)	Represents the number of cardholders whose card use is not subject to suspension or termination as of the relevant date.
(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.
Installment Finance
Shinhan Card provides installment finance services to customers to facilitate purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 3.54% of Shinhan Card’s total operating revenue in 2021. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card historically charged, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Initial financing fees charged in connection with installment finance products for new cars, however, were abolished effective March 2, 2013 pursuant to the Financial Consumer Report (Automobile Financings) issued by the Financial Supervisory Service on January 29, 2013. Shinhan Card has installment financing arrangements with over 41,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.
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
Auto Lease
Shinhan Card provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 4.83%, 6.64% and 9.19% of Shinhan Card’s total operating revenue in 2019, 2020 and 2021, respectively.
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
As of December 31, 2021, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 7.31% (consisting of 2.87% in the retail segment, 0.57% in the institutional segment and 3.88% in the international segment) in terms of total brokerage volume, ranking seventh among securities firms in Korea. As of the same date, according to internal data, Shinhan Investment’s annual market share of Korean options and futures brokerage market were 8.85% and 11.98%, respectively, in terms of total brokerage volume with respect to these products.
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

•	institutional client services :

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
over-the-counter
market products.
With respect to brokerage services, in the face of intense competition in the domestic brokerage industry, Shinhan Investment primarily focuses on strengthening profitability through service differentiation and efficient management of its distribution network rather than enlarging its market share indiscriminately through lowering fees and commissions. Shinhan Investment’s service differentiation efforts include offering its customers opportunities to purchase stocks in a wide range of countries (currently more than 30 countries), leveraging synergy opportunities afforded by affiliation with other Shinhan entities such as offering brokerage accounts maintained at Shinhan Bank and Shinhan Capital.
With respect to investment banking services, Shinhan Investment concentrates on equity capital markets, debt capital markets, project finance and mergers and acquisitions. To a limited extent, Shinhan Investment also engages in private equity investments through formation of private equity funds by soliciting investors on a private placement basis. To better serve its international customers, Shinhan Investment has established four overseas service centers in Hong Kong, New York, Vietnam and Indonesia. In July 2015, we acquired a 100% stake in Nam An Securities (subsequently launched as Shinhan Securities Vietnam Co., Ltd.), a Vietnamese

securities services firm that provides investment banking and asset management services. In addition, in order to capitalize on the rapid growth opportunity and as part of its expansion efforts in Indonesia, Shinhan Investment acquired a 99% stake in PT Makinta Securities, an Indonesian investment banking firm in July 2016 and subsequently launched it as an overseas subsidiary offering investment banking and brokerage services under the name PT Shinhan Sekuritas Indonesia in December 2016. To further expand and stabilize our global businesses, we made further capital investments totaling US$62 million in December 2017 in our subsidiaries located in Hong Kong, New York, Vietnam and Indonesia
.
In 2018, we acquired PT Archipelago Asset Management, the first acquisition of an Indonesian asset management firm by a Korean financial group, which we believe will strengthen our business portfolio in Indonesia and enhance our competitiveness in the Asian financial markets.
Life Insurance Services
We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. Shinhan Life Insurance had total assets of
~~W~~
34,134 billion,
~~W~~
36,777 billion and
~~W~~
70,536 billion
as of December 31, 2019, 2020 and 2021, respectively, and net profits of
~~W~~
124 billion,
~~W~~
178 billion and
~~W~~
391 billion for the years ended December 31, 2019, 2020 and 2021, respectively. Total assets and net profits of Shinhan Life Insurance in 2021 included Orange Life Insurance’s total assets and net profits after Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021.
Specialized Credit Services
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
Other Services
Through our other subsidiaries, we also provide asset management, savings banking, loan collection and credit reporting, collective investment administration and financial system development services. Through Shinhan Asset Management, which merged with Shinhan Alternative Investment Management in January 2022 (in addition to Shinhan Investment), we are also engaged in alternative investments through formation of private equity funds by soliciting investors on a private placement basis.
Asset Management Services
In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, formerly a joint venture with BNP Paribas Asset Management Holding, of which we and BNP Paribas Asset Management Holding held 65:35 interests, respectively. On January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. Shinhan Asset Management ranked fifth among asset managers in Korea in terms of assets under management as of December 31, 2021, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a former joint venture with BNP Paribas Asset Management Holding, we believe Shinhan Asset Management derives significant benefits from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2021, Shinhan Asset Management had assets under management amounting to
~~W~~
57,882 billion. To a limited extent, Shinhan Investment also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”
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
Alternative Investments
To a limited extent, through Shinhan Asset Management, which merged with Shinhan Alternative Investment Management in January 2022, we are also engaged in private equity investments through formation of private equity funds. The private equity funds receive funding from investors on a private placement basis, which funds are then invested in alternative assets and equity securities in companies for a variety of reasons, including management control, business turnaround or corporate governance improvements.
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
Our Distribution Network
We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2021.

	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Investment	Shinhan Life Insurance	Total
Distribution Channels in Korea (1)
Seoul metropolitan	321	1	9	38	119	488
Gyeonggi province	172	—	4	11	26	213
Six major cities:	149	1	8	21	49	228
Incheon	53	—	1	3	7	64
Busan	35	1	2	5	16	59
Gwangju	12	—	1	3	6	22
Daegu	20	—	1	4	8	33
Ulsan	14	—	1	3	5	23
Daejeon	15	—	2	3	7	27

Sub-total	642	2	21	70	194	929

Others	142	29	8	13	28	220

Total	784	31	29	83	222	1,149

Note:

(1)	Includes our main office and those of our subsidiaries.
Banking Service Channels
Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2021, Shinhan Bank’s branch network in Korea comprised of 784 service centers, consisting of our headquarters, 601 retail banking service centers, 13 large corporate banking service centers, 51 corporate banking services centers and 119 hybrid banking branches designed to serve retail as well as small-business
corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop
banking services tailored to their respective target customers. Recently, Shinhan Bank has been actively adopting digital technology to improve operational efficiency of its banking service channels. For example, Shinhan Bank introduced digital kiosks to banking branches, established ‘Paperless Banking’ by replacing paper applications with electronic documents, implemented a “robotic process automation system” for the automation of certain tasks and processes and increased the volume of client communications through non-face-to-face
platforms.
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
these customers.
Self-Service Terminals
In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. In December 2015, Shinhan Bank introduced digital kiosks, a new generation of automated self-service machines in the Seoul metropolitan area featuring biometric authentication technology and the ability to perform a wide range of services that were not available through traditional ATMs, such as opening new accounts, issuance of debit and check cards, foreign currency exchange and overseas remittance of foreign currency. These digital kiosks are currently being operated at 35 branches in the Seoul metropolitan area. As of December 31, 2021, Shinhan Bank had 5,234 ATMs, 7 cash dispensers and 85 digital kiosks. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2021, automated banking machine transactions accounted for a substantial portion of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Digital Banking
Shinhan Bank’s digital banking services are more comprehensive than those available at the counter, including services such as
24-hour
account balance posting, real-time account transfer, overseas remittance, and loan requests. As of December 31, 2021, Shinhan Bank had 21,818,545 subscribers to its Internet banking services and 18,150,902 users of its smart banking apps, representing an increase of 5.8% and 9.2%, respectively, compared to December 31, 2020. Shinhan Bank continues to experience a rise in the number of online and mobile banking users. Shinhan Bank began offering online and mobile banking initially to save costs rather than to increase revenues, but it is exploring ways to increase revenues through online and mobile banking. These services offer customers more straightforward and convenient access to banking services without limitations of time and space and offer tailored and customized service to each customer. In February 2018, Shinhan Bank launched “SOL,” a new mobile banking application integrating Shinhan Bank’s six previously existing mobile applications. SOL is the accumulation of Shinhan Bank’s efforts to provide a customer-oriented and user-friendly mobile banking platform and features, among others, easy-to-use
biometric and
non-face-to-face
identity authentication technology. In addition to innovative features allowing customers to withdraw from their accounts at other banks using Shinhan Bank’s ATMs and transfer funds with minimal time and effort (for example, with no need to log in or insert account numbers). Shinhan Bank began offering an open banking service in October 2019, allowing customers to access accounts, products, and services across multiple banks using only SOL. In November 2019, Shinhan Bank also launched “SOL Global,” a mobile banking application for foreigners, allowing foreign customers to use open banking and other financial services. In 2020, Shinhan Bank expanded the network of financial institutions accessible through SOL’s open banking service. It implemented upgrades that allowed users to customize the user interface to reflect personal asset management preferences. In addition, Shinhan Bank launched the “MoneyVerse” service in December 2021, which utilizes the financial MyData service and enables customers to transfer assets held in other institutions, such as banks, securities, insurance, pension, real estate, and automobiles, to Shinhan SOL. The service made it possible to conduct an integrated inquiry and management of assets. Additionally, in 2022, we are planning to launch an innovative new banking platform that will offer a higher level of mobile banking service than SOL. Shinhan Bank is promoting various efforts to transform SOL into a digital platform that goes beyond a financial service platform and becomes closely connected to customers’ lives. In 2020 and 2021, Shinhan Bank launched the
COVID-19
Government relief application service through SOL, allowing users to apply for Government emergency funds through the mobile application. In addition, in February 2020, Shinhan Bank launched a medical insurance claim service on SOL, allowing users to easily submit medical insurance claims by sending photos of supporting documents through the SOL mobile application. In line with the recent trends of “live commerce,” in October 2020, Shinhan Bank launched “SOL Live,” a live broadcast marketing stream channel for financial products. Shinhan Bank also promoted digital innovation at its existing offline branches in 2021. For example, customers are greeted by an AI concierge and they can choose to use smart kiosk that enables self-service banking and digital service including remote video consulting. By taking part in the Consumer Electronics Show 2021, Shinhan Bank was able to introduce its innovative branch services and digital service devices such as digital desks that offer
AI-powered
customer service assistance and live video chat with service representatives to the world.
Overseas Distribution Network
The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2021.

Business Unit	Location	Year Established or Acquired
Subsidiaries (1)

Shinhan Bank Europe GmbH (2)	Frankfurt, Germany	1994
Shinhan Bank America	New York, U.S.A.	1990
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Bank (Cambodia) PLC	Phnom Penh, Cambodia	2007

Business Unit	Location	Year Established or Acquired
Shinhan Bank Kazakhstan Limited	Almaty, Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan (3)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd. (4)	Ho Chi Minh City, Vietnam	2011
Banco Shinhan de Mexico (5)	Mexico City, Mexico	2015
PT Bank Shinhan Indonesia (6)	Jakarta, Indonesia	2016

Branches
New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Kancheepuram	India	2010
Pune	India	2014
Manila	Philippines	2015
Dubai	United Arab Emirates	2015
Sydney	Australia	2016
Yangon	Myanmar	2016
Ahmedabad	India	2016
Ranga Reddy	India	2016

Representative Offices (7)
Mexico	Mexico City, Mexico	2008
Uzbekistan	Tashkent, Uzbekistan	2009
Poland (2)	Wroclaw, Poland	2014
Hungary (8)	Budapest, Hungary	2021

Notes:

(1)	Shinhan Bank’s subsidiary in Hong Kong SAR, China, Shinhan Asia Ltd., was liquidated as of July 14, 2020.
(2)	Shinhan Bank Europe GmbH established a representative office in Poland in 2014.
(3)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.
(4)	Prior to the establishment of this subsidiary in 2011, Shinhan Bank provided banking services in Vietnam through a branch since 1995.
(5)	Banco Shinhan de Mexico commenced operations in March 2018.
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

(7)	Shinhan Bank’s representative office in Myanmar was closed as of June 8, 2018.
(8)	Shinhan Bank’s representative office in Hungary commenced operations on October 19, 2021.
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
Credit Card Distribution Channels
Shinhan Card primarily uses four distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, (iii) business partnerships and affiliations with vendors and (iv) digital platforms such as Shinhan PaypLay.
The branch network for our credit card operations consisted of 784 branches as of December 31, 2021
of Shinhan Bank and 29 card sales branches of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2021, the number of new cardholders acquired through our banking distribution network accounted for approximately 19.9% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost
venue for acquiring high-quality credit cardholders.
The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2021, and the number of new cardholders acquired through sales agents accounted for approximately 26.2% of the total number of Shinhan Card’s new cardholders in 2021. As of December 31, 2021, Shinhan Card had 1,357 sales agents, who were independent contractors. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is generally tied to the transaction volume of the customers introduced by them, and we believe this system helps to enhance profitability.
As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a number of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers. Shinhan Card plans to continue to leverage its alliances with such vendors to attract new cardholders.
As part of a group-wide initiative to streamline our operations and create a digital-friendly business platform, Shinhan Card has strategically expanded its digital platforms. In October 2021, Shinhan Card launched “Shinhan pLay”, a mobile platform providing consolidated financial and non-financial
services. In addition to providing traditional financial services such as payment, open banking and asset management as well as services provided through traditional customer service means such as call centers and website applications, Shinhan pLay also offers a variety of non-financial
content including entertainment, shopping, personal certificates and memberships in order to better provide customized financial services aimed at meeting the comprehensive needs of customers. In addition to providing traditional payment services, Shinhan pLay utilizes digital technology such as artificial intelligence and big data to provide real-time customized services tailored to individual users and integrated access across services provided by various merchants and affiliates.
In November 2014, as an initial step to exploring potential opportunities overseas, Shinhan Card established its first overseas subsidiary in Kazakhstan, LLP MFO Shinhan Finance, as Kazakhstan was deemed to have relatively low entry barriers to foreign financial institutions, high growth potential for retail operations and the possibility of leveraging Shinhan Bank’s network. LLP MFO Shinhan Finance obtained its business license in the first half of 2015 and commenced operations in July 2015, including installment financing and credit loans. In 2018, LLP MFO Shinhan Finance expanded its sales channels and introduced new credit loan products, while in 2019, the company further expanded its sales coverage while enhancing its risk management capabilities. In 2021, LLP MFO Shinhan Finance established a foundation for its automobile finance business through a captive partnership with a local dealership in Kazakhstan.
In December 2015, Shinhan Card acquired a majority stake in PT Swadharma Indotama Finance, a multi finance company in Indonesia, and changed its legal name to PT Shinhan Indo Finance. PT Shinhan Indo Finance engages in corporate and retail operations, including installment financing and financial leases, and began offering credit card services in January 2017 after obtaining its credit card business license in December 2016. In 2018, PT Shinhan Indo Finance began to expand its retail business across Indonesia. In 2019, PT Shinhan Indo Finance launched its joint finance product with Shinhan Bank, maintaining a conservative approach to its retail business while steadily increasing its corporate leasing assets, particularly corporate fleet vehicle finance products. In 2020, PT Shinhan Indo Finance focused on expanding its fleet business and improving its financial performance. In 2022, PT Shinhan Indo Finance plans to maintain its fleet-centered strategy and also plans to explore additional partnerships for new businesses.
In March 2016, to accelerate our global business expansion, we established Shinhan Microfinance, a local subsidiary in Myanmar. Shinhan Microfinance obtained its microfinance business license in July 2016 and launched operations in September 2016. In 2017, it expanded its business operations from Yangon to nearby Bago. In 2018, Shinhan Microfinance increased its assets and profit volume by diversifying the range of microfinance products it offers. In 2019, Shinhan Microfinance actively expanded its sales network and sought long term growth opportunities. In 2020, Shinhan Microfinance has grown significantly despite the spread of
COVID-19
by expanding its branch network and launching new products. In 2022, Shinhan Microfinance plans to focus on risk management to achieve stable growth amidst the continued instability from the
COVID-19
situation.
In January 2018, Shinhan Card acquired Prudential Vietnam Finance Company Limited in order to gain a stronger presence in Vietnam and increase synergy with Shinhan Bank and Shinhan Investment’s Vietnam operations. In July 2019, Shinhan Card changed its legal name into Shinhan Vietnam Finance Company Ltd. (“Shinhan Vietnam Finance Company”). Utilizing its relatively lower funding cost resulting from cooperation with other affiliates in Vietnam such as Shinhan Bank and Shinhan Investment, Shinhan Vietnam Finance was able to expand its asset base, reaching total assets of US$397 million as of December 31, 2021. As part of its diversification efforts, new products such as automobile loans, niche loans, and easy loans were launched in 2021, resulting in increased sales. The State Bank of Vietnam recently introduced Circular 18, which amends the regulation on consumer lending activities in Circular 43 and is aimed at improving soundness of Vietnam’s consumer finance industry and facilitating a transition towards a cashless society by regulating the proportion of direct disbursements (for example, cash loans) to the total outstanding loans. According to the amendment, the rate of total consumer loans with direct disbursements to total consumer credit balance should gradually be decreased to 30% by 2024. In 2020, in concurrence with the State Bank of Vietnam’s policies promoting consumer finance and movement towards a cashless society, Shinhan Vietnam Finance Company further diversified its offerings to include installment financing for automobiles and durable goods. Shinhan Vietnam Finance Company also launched iShinhan 3.0, a non-face-to-face
loan platform. Shinhan Vietnam Finance Company plans to grow into a leading consumer finance company in Vietnam by accelerating digital transformation to increase business efficiency and create customer value. In response to the new regulatory changes, Shinhan Vietnam Finance plans to further diversify its business offerings and continue to leverage Shinhan Card’s digitalization capabilities to increase efficiency and provide customers with innovative services.

Securities Brokerage Distribution Channels
Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2021, Shinhan Investment had 83 service centers nationwide, and four overseas subsidiaries based in Hong Kong, New York, Vietnam and Indonesia to service our corporate customers.
Approximately 59% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net-worth
individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Investment and Shinhan Bank.
Insurance Sales and Distribution Channels
We sell and provide our insurance services primarily through Shinhan Life Insurance. In addition to distributing bancassurance products through our bank branches, also distribute a wide range of life insurance products through their own branch network, agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2021, Shinhan Life Insurance had 222 branches and 11 customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.
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
In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2021, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks, two Internet-only banks and branches and subsidiaries of 36 foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.
In the small- and
medium-sized
enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value
ratios and
debt-to-income
ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Shinhan Bank’s net interest margin (on a separate basis) increased to 1.41% in 2021 from 1.37% in 2020 due to, at least partly, increases in base interest rate by the Bank of Korea from 0.50% to 0.75% in August 2021 and from 0.75% to 1.00% in November 2021. The Bank of Korea further raised the base interest rate from 1.00% to 1.25% on January 14, 2022 and then from 1.25% to 1.50% on April 14, 2022, which may be further increased during 2022. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Further, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.
In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest
consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Also, over the years, the Government has implemented regulations lowering certain merchant fees chargeable by credit card companies. In 2012, the Government adopted regulations mandating lower merchant fees chargeable to small- and medium-sized
enterprises, and beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized
enterprises went into effect. The Enforcement Decree of the Specialized Credit Finance Business Act was amended in July 2017 and January 2019 to further expand the range of small- and medium-sized
enterprises subject to lower merchant fees. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, and beginning January 2022, the fees chargeable to small- and medium-sized
enterprises with respect to credit cards were further reduced as a result of this periodic review and revision. Additional amendments to regulations requiring further downward adjustments to merchant fees may come into force in the future. For further details on the Government’s regulations on merchant fees chargeable by credit card companies, See “Item 3.D. Risk Factors — Risks Relating to Our Credit Card Business — Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.” In addition, since the implementation of the Improper Solicitation and Graft Act in September 2016, revenue growth for corporate cards and service related industries such as dining, floral and entertainment have shown signs of decline, and additional regulations on loans reducing maximum interest rates chargeable from 24% to 20% came into effect in July 2021.
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
Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea recently, including Hana Financial Group’s acquisition of Korea Exchange Bank in 2012 and the resulting merger of Hana Bank and Korea Exchange Bank in September 2015. In October 2014, the Government’s ownership interests in the holding companies of Kwangju Bank and Kyongnam Bank were acquired by JB Financial Group and BS Financial Group (now BNK Financial Group), respectively. In January 2019, Woori Financial Group was established pursuant to a comprehensive stock exchange under the Korean Commercial Code whereby holders of the common stock of Woori Bank and certain of its subsidiaries transferred all of their shares to Woori Financial Group (the new financial holding company) and in return received shares of Woori Financial Group. As a result, Woori Bank and certain of its former wholly-owned subsidiaries became direct and wholly-owned subsidiaries of Woori Financial Group. The Korea Deposit Insurance Corp., which as of April 9, 2021 owned 17.25% of the outstanding common stock of Woori Financial Group, has sold 13.63% of the outstanding common stock of Woori Financial Group in multiple transactions in accordance with its plan that was approved by the FSC in June 2019, and currently owns only 3.62% of the outstanding common stock of Woori Financial Group, which are also expected to be sold off by 2022. In the securities brokerage sector, Mirae Asset acquired KDB Daewoo Securities in 2016, creating the largest brokerage company in Korea by assets, and on June 1, 2016, KB Financial Group completed its acquisition of Hyundai Securities and merged it with its existing brokerage unit, KB Investment & Securities Co, creating the fifth largest brokerage company in Korea by assets. In the asset management business sector, Woori Financial Group acquired two asset management companies, Tongyang Asset Management and ABL Global Asset Management (former Allianz Global Investors). In August 2021, KB Financial Group completed the acquisition of Prudential Life Insurance, the former Korean unit of Prudential Financial Inc. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.
In September 2018, we announced the acquisition of a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking
businesses and closed on February 1, 2019. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles
360-2
of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance became our wholly owned subsidiary as of such date. In May 2021, the Financial Services Commission approved the merger of Shinhan Life Insurance and Orange Life Insurance, with Shinhan Life Insurance being the surviving entity upon completion of the merger. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021. On September 29, 2020, we acquired a 96.8% interest in Neoplux, a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article
360-10
of the Korean Commercial Code, and hence Neoplux has become our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment. In addition, on January 15, 2021, we acquired the remaining 35%

interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.
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
~~W~~
500,000) and transfer the balance in such accounts to other accounts. Moreover, in December 2017, the Financial Services Commission introduced the “my account at a glance” system, which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on one page. The “my account at a glance” system became available on mobile channels in February 2016 and expanded its scope of services to include savings banks and securities companies. Since their introduction, the integrated automatic payment transfer management service, integrated account management service and “my account at a glance” system have gained widespread acceptance. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market. Moreover, since January 1, 2020, in calculating loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. This may further intensify competition for corporate loans and deposits among commercial banks and, as a result, Shinhan Bank may face difficulties in increasing or retaining its corporate loans and deposits, which in turn may result in an increase in its cost of funding.
Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. Also, widespread consumer acceptance of mobile phone payment services in lieu of credit card services could add to the competitive threat faced by existing credit card service providers, including our credit card subsidiary. In 2015, the Government announced its plans to allow Internet-only banks to operate in Korea. KT consortium’s
K-Bank,
Kakao consortium’s Kakao Bank and Viva Republica consortium’s Toss Bank commenced operations in April 2017, July 2017 and October 2021, respectively. Internet-only banks may have advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks will likely face increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person
at physical banking branches.

As part of the Government’s financial policies to promote innovative digital finance, 10 commercial banks, including Shinhan Bank, began offering a preliminary open banking service in October 2019. More local banks and fintech companies joined in December 2019, when the open banking service was fully and officially launched. Open banking service allows each fintech company and bank to provide banking services, such as checking balances and making withdrawals and transfers, with regards to customers’ accounts at other banks. Using open banking service, customers can easily access accounts, products and services across multiple banks, instead of being limited to the accounts, products and services available at the particular bank that they deal with. In addition, on January 9, 2020, the Korean National Assembly passed amendments to three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information). These amendments introduced the MyData service, allowing and requiring (upon the customer’s request and subject to compliance requirements) financial institutions that have been approved by the Financial Service Commission as a MyData service provider access and sharing of customers’ personal information, credit information and transaction data. On January 27, 2021, Shinhan Bank and Shinhan Card each obtained a license from the Financial Services Commission as a MyData service provider and are planning to provide advanced wealth management and various financial services. Until October 13, 2021, the Financial Services Commission granted MyData licenses to 58 companies (46 companies receiving main licenses and 12 companies receiving preliminary licenses), 22 of which were fintech firms (19 companies receiving main licenses and three companies receiving preliminary licenses), and competition between traditional financial institutions like us and fintech firms is expected to intensify, particularly with respect to asset management services. On January 5, 2022, the
API-based
MyData service was fully implemented and 33 companies (including ten fintech firms) are providing services. As additional fintech companies receive authorization as MyData service providers, we expect competition for customers among banks and fintech firms such as Kakao Pay, Toss and Bank Salad to further intensify.
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

Description of Assets and Liabilities
Loans
As of December 31, 2021, our total gross loan portfolio was
~~W~~
393,474 billion, which represented an increase of 9.1% from
~~W~~
360,804 billion on December 31, 2020. The increase in our portfolio primarily reflects a 9.6 % increase in corporate loans and an 8.3% increase in retail loans.
Asset Quality Ratios

	As of December 31,
	2019		2020		2021

	(In billions of Won, except percentages)
Total gross loans	~~W~~	327,578	~~W~~	360,804	~~W~~	393,474
Total allowance for credit losses on loans	~~W~~	2,685	~~W~~	3,061	~~W~~	3,167
Allowance for credit losses on loans as a percentage of total loans		0.82%		0.85%		0.80%
Impaired loans (1)	~~W~~	1,878	~~W~~	2,011	~~W~~	1,864
Impaired loans as a percentage of total loans		0.57%		0.56%		0.47%
Allowance as a percentage of impaired loans		142.97%		152.21%		169.90%
Total non-performing loans (2)	~~W~~	1,325	~~W~~	1,689	~~W~~	1,826
Non-performing loans as a percentage of total loans		0.40%		0.47%		0.46%
Allowance as a percentage of total assets		0.49%		0.51%		0.49%

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

	As of December 31,
	2019 (6)		2020 (6)		2021 (6)

	(In billions of Won)
Corporate
Corporate loans (1)	~~W~~	161,501	~~W~~	179,255	~~W~~	199,559
Public and other (2)		3,312		3,735		3,469
Loans to banks (3)		2,634		5,492		3,850
Lease financing		1,683		1,773		1,590

Total — Corporate		169,130		190,255		208,468

Retail
Mortgages and home equity		68,074		73,188		79,860
Other retail (4)		66,350		73,602		79,146

Total — Retail		134,424		146,790		159,006

Credit cards		24,024		23,759		26,000

Total loans (5)	~~W~~	327,578	~~W~~	360,804	~~W~~	393,474

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.
(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.
(3)	Consists of interbank loans and call loans.
(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.
(5)	As of December 31, 2019, 2020 and 2021, 87.9%, 87.5% and 87.0% of our total gross loans, respectively, were Won-denominated.
(6)
Loan amounts include loans at amortized cost and loans at fair value classified in accordance with IFRS 9. Corporate loans include loans at fair value in the amount of
~~W~~
2,155 billion,
~~W~~
2,017 billion and
~~W~~
1,683 billion as of December 31, 2019, 2020 and 2021, respectively.

Loan Portfolio
The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).
Twenty Largest Exposures by Individual Borrower
As of December 31, 2021, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled
~~W~~
76,602.7 billion. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2021.

	As of December 31, 2021
	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure

	(In billions of Won)
Ministry of Economy and Finance	~~W~~	—	~~W~~	—	~~W~~	29,129.6	~~W~~	—	~~W~~	—	~~W~~	29,129.6
Korea Housing Finance Corporation		—		—		9,334.5		—		—		9,334.5
Korea Development Bank		1.1		151.1		6,117.9		—		—		6,270.1
Bank of Korea.		—		—		6,179.6		0.1		—		6,179.7
Industrial Bank of Korea		370.5		3.6		4,542.4		—		—		4,916.4
Samsung Electronics Co., Ltd		—		2,086.3		—		—		—		2,086.3
NongHyup Bank		714.4		7.1		1,019.2		63.6		—		1,804.2
Export-Import Bank of Korea		—		9.4		1,686.9		14.6		—		1,710.9
Mirae Asset Securities		900.3		22.5		640.4		—		—		1,563.3
KEB Hana Bank.		716.7		130.0		671.7		33.4		—		1,551.8
Korea Expressway Corporation		—		—		1,483.9		—		—		1,483.9
LG Display.		72.9		759.1		139.1		476.3		—		1,447.3
Woori Bank.		664.2		—		753.3		—		—		1,417.5
Korea Land & Housing Corporation		—		—		1,381.8		—		—		1,381.8
Kookmin Bank		520.2		137.7		627.3		26.4		—		1,311.7
Hyundai Steel		383.5		338.6		381.2		27.3		—		1,130.5
Korea SMEs and Startups Agency		—		—		1,115.4		—		—		1,115.4
KB Koonmin Card Corp		—		—		954.0		—		—		954.0
Korea Electric Power Corporation		0.3		—		807.4		119.1		—		926.7
National Agricultural Cooperative Federation		48.4		—		838.7		—		—		887.1

Total	~~W~~	4,392.5	~~W~~	3,645.3	~~W~~	67,804.2	~~W~~	760.7	~~W~~	—	~~W~~	76,602.7

Exposure to Main Debtor Groups
As of December 31, 2021, our total exposure to the main debtor groups as identified by the Governor of the Financial Supervisory Service
amounted to
~~W~~
29,121.1 billion. The main debtor groups are largely comprised of chaebols
.
The following table shows, as of December 31, 2021, our total exposures to the 10 main debtor groups to which we have the largest exposure.

	As of December 31, 2021
Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure

	(In billions of Won)
Hyundai Motors	~~W~~	897.7	~~W~~	2,347.6	~~W~~	2,140.9	~~W~~	438.5	~~W~~	—	~~W~~	5,824.7
Samsung		247.7		2,669.4		1,271.1		1,388.9		2.9		5,580.0
LG		339.0		1,143.9		1,003.8		883.1		—		3,369.8
SK		595.7		476.7		1,934.4		265.1		—		3,272.0
Lotte		75.8		690.2		1,827.6		543.3		—		3,137.0
Hanwha		214.7		441.0		1,271.3		367.8		—		2,294.7
Hyundai Heavy Industries		171.7		312.9		174.9		1,410.3		—		2,069.9
LS		196.0		455.4		233.1		884.1		—		1,768.6
HyoSung		84.7		614.0		52.4		176.5		—		927.6
Posco		156.6		358.4		304.5		57.3		—		876.9

Total	~~W~~	2,979.6	~~W~~	9,509.6	~~W~~	10,213.9	~~W~~	6,415.0	~~W~~	3.0	~~W~~	29,121.1

Loan Concentration by Industry
The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2021.

	As of December 31, 2021
Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance

	(In billions of Won)		(Percentages)
Manufacturing	~~W~~	56,413	27.1%
Real estate, leasing and service		45,708	21.9
Retail and wholesale		26,559	12.7
Finance and insurance		19,152	9.2
Transportation, storage and communication		5,607	2.7
Hotel and leisure		9,880	4.7
Construction		4,366	2.1
Other service (1)		23,117	11.1
Other (2)		17,666	8.5

Total	~~W~~	208,468	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.
Maturity Analysis
The following table sets out the scheduled maturities (presented in terms of time remaining until maturity) of our loan portfolio as of December 31, 2021. The amounts below are before allowance for credit losses on loans and deferred loan origination costs and fees. In the case of installment payment loans, maturities have been adjusted to take into account the timing of installment payments.

	As of December 31, 2021
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Year but Not More Than 15 Years		Over 15 Years (1)		Total

	(In billions of Won)
Corporate:
Corporate loans	~~W~~	123,856	~~W~~	68,511	~~W~~	6,293	~~W~~	899	~~W~~	199,559
Public and other		1,969		1,111		283		106		3,469
Loans to banks		3,494		278		77		1		3,850
Lease financing		570		1,016		4		—		1,590

Total corporate	~~W~~	129,889	~~W~~	70,916	~~W~~	6,657	~~W~~	1,006	~~W~~	208,468

Retail:
Mortgage and home equity	~~W~~	15,950	~~W~~	23,887	~~W~~	18,047	~~W~~	21,976	~~W~~	79,860
Other retail		46,801		18,602		4,671		9,072		79,146

Total retail	~~W~~	62,751	~~W~~	42,489	~~W~~	22,718	~~W~~	31,048	~~W~~	159,006

Credit cards	~~W~~	22,414	~~W~~	3,377	~~W~~	209	~~W~~	—	~~W~~	26,000

Total loans	~~W~~	215,054	~~W~~	116,782	~~W~~	29,584	~~W~~	32,054	~~W~~	393,474

Note:

(1)	Includes overdue loans.
We may roll over our corporate loans (primarily consisting of working capital loans and facility loans) and retail loans (to the extent not payable in installments) after we conduct our standard loan reviews in accordance with our loan review procedures. Working capital loans may generally be extended on an annual basis for an aggregate term of up to five years. Facilities loans, which are generally secured, may generally be extended on an annual basis for a maximum of 15 years from the initial loan date. Retail loans may be extended for additional terms of up to 12 months for an aggregate term of ten years from the initial loan date for both unsecured loans and secured loans other than mortgages and home equity loans which can be extended up to 30 years in aggregate.

Interest Rate Sensitivity
The following table presents a breakdown of our loans in terms of interest rate sensitivity as of December 31, 2021.

	As of December 31, 2021
	Due Within 1 Year		Due After 1 Year		Total

	(In billions of Won)
Fixed rate loans (1)
Corporate:
Corporate loans	~~W~~	56,399	~~W~~	27,321	~~W~~	83,720
Public and other		801		448		1,249
Loans to banks		3,389		356		3,745
Lease financing		90		137		227
Total corporate	~~W~~	60,679	~~W~~	28,262	~~W~~	88,941

Retail:
Mortgage and home equity	~~W~~	145	~~W~~	2,913	~~W~~	3,058
Other retail		6,331		5,845		12,176
Total retail	~~W~~	6,476	~~W~~	8,758	~~W~~	15,234
Credit cards	~~W~~	168	~~W~~	1	~~W~~	169
Total Fixed rate loans	~~W~~	67,323	~~W~~	37,021	~~W~~	104,344

Variable rate loans (2)
Corporate:
Corporate loans	~~W~~	67,457	~~W~~	48,382	~~W~~	115,839
Public and other		1,168		1,052		2,220
Loans to banks		105		—		105
Lease financing		480		883		1,363
Total corporate	~~W~~	69,210	~~W~~	50,317	~~W~~	119,527

Retail:
Mortgage and home equity	~~W~~	15,805	~~W~~	60,997	~~W~~	76,802
Other retail		40,470		26,500		66,970
Total retail	~~W~~	56,275	~~W~~	87,497	~~W~~	143,772
Credit cards	~~W~~	22,246	~~W~~	3,585	~~W~~	25,831
Total Variable rate loans	~~W~~	147,731	~~W~~	141,399	~~W~~	289,130

Total loans	~~W~~	215,054	~~W~~	178,420	~~W~~	393,474

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.
(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.
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

We generally do not request borrowers to make immediate repayment of the whole outstanding principal balances and related accrued interest on loans whose interest payments are past due up to 14 days, 60 days, and 30 days in the case of commercial loans, mortgages and home equity loans and other retail loan, respectively.
Interest foregone is interest due on nonaccrual loans that has not been accrued in our books of account. In 2019, 2020 and 2021, we would have recorded gross interest income of
~~W~~
64 billion,
~~W~~
59 billion and
~~W~~
66 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2019, 2020 and 2021 were
~~W~~
38 billion,
~~W~~
33 billion and
~~W~~
30 billion, respectively.
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

	As of December 31,
	2019		2020		2021

	(In billions of Won)
Loans accounted for on a nonaccrual basis (1)
Corporate	~~W~~	903	~~W~~	1,139	~~W~~	1,120
Retail		413		467		427
Credit cards		101		106		112

Sub-total		1,417		1,712		1,659

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		258		329		165
Retail		874		661		594
Credit cards		545		431		383

Sub-total		1,677		1,421		1,142

Total	~~W~~	3,094	~~W~~	3,133	~~W~~	2,801

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

	As of December 31,
	2019		2020		2021

	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	~~W~~	89	~~W~~	96	~~W~~	91
Loans classified as “troubled debt restructurings” (including nonaccrual and past due loans)	~~W~~	425	~~W~~	290	~~W~~	237
The following table presents, for the periods indicated and with respect to the restructured loans, the amounts that would have been recorded as our interest income under the original contract terms of the restructured loans, and the amounts that were actually recorded as our interest income for such loans under the restructured contractual terms of such loans.

	As of December 31,
	2019		2020		2021

	(In billions of Won)
Interest income under the original contractual terms of the restructured loans (1)	~~W~~	19	~~W~~	13	~~W~~	10
Interest income under the restructured contractual terms of the restructured loans (1)	~~W~~	6	~~W~~	3	~~W~~	2

Note:

(1)	Includes nonaccrual and past due loans.
The following table presents a breakdown of the outstanding balance and specific allowance for credit losses on loans as of December 31, 2019, 2020 and 2021 of corporate loans classified as “troubled debt restructurings” (including nonaccrual and past due loans) by the type of restructuring to which such loans are subject.

	As of December 31,
	2019				2020				2021
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance

	(In billions of Won)
Workout	~~W~~	292	~~W~~	140	~~W~~	190	~~W~~	86	~~W~~	160	~~W~~	54
Recovery Proceedings		121		32		95		28		74		24
Others (1)		12		8		5		5		3		—

Total	~~W~~	425	~~W~~	180	~~W~~	290	~~W~~	119	~~W~~	237	~~W~~	78

Note:

(1)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).
The following table presents the outstanding balance and specific allowance for credit losses on loans as of December 31, 2019, 2020 and 2021 of retail loans (including nonaccrual and past due loans) subject to credit rehabilitation programs for retail borrowers. All such loans became modified under credit rehabilitation programs and became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral. For more information on the credit rehabilitation program, see “— Credit Exposures to Companies in Workout and Recovery Proceedings — Credit Rehabilitation Programs for Delinquent Consumer and Small- and
Medium-sized
Enterprise Borrowers.”

	As of December 31,
	2019				2020				2021
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance

	(In billions of Won)
Retail loans subject to credit rehabilitation programs (1)	~~W~~	126	~~W~~	73	~~W~~	148	~~W~~	81	~~W~~	125	~~W~~	49

Note:

(1)	Includes nonaccrual and past due loans.
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
charge-off
as part of
debt-to-equity
conversions.

	As of and for the year ended December 31,
	2019		2020		2021

	(In billions of Won)
Impaired and nonaccrual restructured loans	~~W~~	336	~~W~~	194	~~W~~	146
Total charge-off of restructured loans	~~W~~	138	~~W~~	80	~~W~~	58
Charge-off as part of debt-to-equity conversion	~~W~~	230	~~W~~	59	~~W~~	32
Credit Exposures to Companies in Workout and Recovery Proceedings
Our credit exposures to restructuring are monitored and managed by our Corporate Credit Support Department. As of December 31, 2021, 0.06% of our total loans, or
~~W~~
237 billion (of which
~~W~~
146 billion was classified as nonaccrual and
~~W~~
91 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures generally takes the form of workout and recovery proceedings.
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

As of December 31, 2021, the total loan amount subject to recovery proceedings was
~~W~~
74 billion. No loan amount was subject to court receivership or composition proceedings.
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
~~W~~
1.5 billion or less (secured debt amount of
~~W~~
1 billion or less and unsecured debt amount of
~~W~~
500 million or less). The
pre-workout
program is offered to individuals whose delinquency period is between 31 days and 89 days (including those whose delinquency period is between one day and 30 days but with annual income of
~~W~~
40 million or less and cumulative delinquency period of 30 days or more within the year immediately preceding the application date), and the individual workout program is offered to individuals whose delinquency period is three months or more. When an individual debtor applies for the pre-workout
or individual workout program, the Credit Counseling and Recovery Service will deliberate and resolve on a debt restructuring plan, and once the creditor financial institution that is in a credit recovery support agreement with the Credit Counseling and Recovery Service and holding the majority of each of the unsecured claims and secured claims to the relevant individual debtor agrees to such debt restructuring plan, the plan will be finalized and debt restructuring measures, such as extension of maturity, adjustment of interest rates or reduction of debt, will be taken according to the pre-workout
program or individual workout program applied for.
Under the Debtor Rehabilitation and Bankruptcy Act, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of
~~W~~
1 billion of unsecured debt and/or
~~W~~
1.5 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.
Once a borrower is deemed to be eligible to participate in the pre-workout
program, we promptly sell the collateral underlying such borrower’s secured loans to mitigate our losses, and we may restructure such borrower’s unsecured loans (regardless of their type) as follows:

•
Extension of maturity
: Based on considerations of the type of loan, the total loan amount, the repayment amount and the probability of repayment, the maturity of unsecured loans may be extended by up to 10 years and maturity of secured loans may be extended by up to 20 years with a grace period not exceeding three years.

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

•	Debt forgiveness : Debt forgiveness under the pre-workout program is limited to the default interest.

•
Deferral
: If the foregoing three measures are deemed to be insufficient in terms of providing meaningful assistance to a qualifying borrower due to layoff, unemployment, business closure, disaster or earnings loss, loan repayment may be deferred for a maximum of three year, provided that the pre-workout
committee may extend such deferral period every six months, for a period not to exceed six months, upon the borrower’s application. The deferral period is not counted toward the repayment period, and interest accrues at 2% per annum during the deferral period.

In 2021, the aggregate amount of our retail credit (including credit card receivables) which became subject to the pre-workout
program was
~~W~~
125 billion. We believe that our participation in such
pre-workout
program has not had a material impact on the overall asset quality of our retail loans and credit card portfolio or on our results of operations and financial condition to date.

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
We generally do not restructure an existing loan into multiple new loans. More recently, various
Government-led
financial support programs introduced in response to the
COVID-19
pandemic, such as loan rescheduling and principal and interest payment deferral programs, have helped financial institutions, including Shinhan Bank, manage their asset quality at a stable level. Such financial support programs have been introduced since April 1, 2020 and are available to small- and medium-sized
enterprises and SOHOs that meet certain criteria, such as that they have not been delinquent on their prior loans and are not subject to liquidation or bankruptcy proceedings. Such financial support programs are expected to continue through September 30, 2022. Our participation in such Government initiatives may lead us to extend credit to small- and medium-sized
enterprises and SOHOs that we would not otherwise extend, or offer terms on such credit that we would not otherwise offer, in the absence of such initiatives. There is no guarantee that the financial condition and liquidity of the small- and medium-sized
enterprises benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis or at all. Accordingly, an increase in our exposure to small- and medium-sized
enterprise borrowers resulting from such Government initiatives may have a material adverse effect on our financial condition and results of operations. We have classified the loans subject to loan rescheduling and principal and interest payment deferral under such financial support programs into stage 2 loans. For further details of our exposures due to such financial support programs, see Note 49 of the notes to our consolidated financial statements included in this annual report. For a discussion of expected credit losses related to the
COVID-19
pandemic, see Note 4 of the notes to our consolidated financial statements included in this annual report.
The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2019, 2020 and 2021 by our loan modification programs, as further categorized according to the loan category and performing versus non-performing
status at each fiscal year end.

As of December 31, 2019
Modification Programs	Non-Performing		Performing		Total

	(In billions of Won)
Extension of due date for principal and interest	~~W~~	—	~~W~~	76	~~W~~	76
Reduction of interest rate		45		211		256
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending (1)		—		2		2
Others (2)		56		35		91

Total	~~W~~	101	~~W~~	324	~~W~~	425

As of December 31, 2020
Modification Programs	Non-Performing		Performing		Total

	(In billions of Won)
Extension of due date for principal and interest	~~W~~	3	~~W~~	—	~~W~~	3
Reduction of interest rate		29		186		215
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending (1)		—		1		1
Others (2)		35		36		71

Total	~~W~~	67	~~W~~	223	~~W~~	290

As of December 31, 2021
Modification Programs	Non-Performing		Performing		Total

	(In billions of Won)
Extension of due date for principal and interest	~~W~~	5	~~W~~	—	~~W~~	5
Reduction of interest rate		16		156		172
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending (1)		—		—		—
Others (2)		28		33		61

Total	~~W~~	49	~~W~~	189	~~W~~	238

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.
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

Debt-to-equity
Conversion
We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to loans that are in the latter category, we convert a portion of such loans into equity securities following negotiation with the borrowers and charge off the remainder of such loans as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2021, our loans restructured into equity securities amounted to
~~W~~
31 billion, which was subsequently charged off.
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
We classify potential problem loans as loans that are designated as “early warning loans” and reported to the Financial Supervisory Service. The “early warning loans” designation applies to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem loans on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Supervisory Service. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Supervisory Service, we consider this to be an indication of serious doubt as to such borrower’s ability to comply with repayment terms in the near future. As of December 31, 2021, we had
~~W~~
614 billion of potential problem loans.
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

Loan Aging Schedule
The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current		Past Due Up to 3 Months		Past Due 3-6 Months		Past Due More Than 6 Months		Total
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount

	(In billions of Won, except percentages)
2019	324,458	99.05	1,795	0.55	772	0.24	553	0.16	327,578
2020	357,729	99.15	1,386	0.38	769	0.21	920	0.26	360,804
2021	390,297	99.19	1,351	0.34	773	0.20	1,053	0.27	393,474
Non-Performing
Loans
Non-performing
loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing
loan portfolio and as a percentage of our total loans.

	As of December 31,
	2019		2020		2021

	(In billions of Won, except percentages)
Total non-performing loans	~~W~~	1,325	~~W~~	1,689	~~W~~	1,826
As a percentage of total loans		0.40%		0.47%		0.46%

Analysis of
Non-Performing
Loans
The following table sets forth, for the periods indicated, the total non-performing
loans by the borrower type.

	As of December 31,
	2019					2020					2021
	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans

	(In billions of Won, except percentages)
Corporate
Corporate loans	~~W~~	161,501	~~W~~	388	0.24%	~~W~~	179,255	~~W~~	716	0.40%	~~W~~	199,559	~~W~~	775	0.39%
Public and other (2)		3,312		12	0.36		3,735		14	0.37		3,469		13	0.37
Loans to banks		2,634		—	—		5,492		—	—		3,850		—	—
Lease financing		1,683		17	1.01		1,773		13	0.73		1,590		9	0.57

Total corporate		169,130		417	0.25		190,255		743	0.39		208,468		797	0.38

Retail
Mortgage and home equity		68,074		70	0.10		73,188		63	0.09		79,860		57	0.07
Other retail		66,350		385	0.58		73,602		421	0.57		79,146		539	0.68

Total retail		134,424		455	0.34		146,790		484	0.33		159,006		596	0.37

Credit cards		24,024		453	1.89		23,759		462	1.94		26,000		433	1.67

Total	~~W~~	327,578	~~W~~	1,325	0.40%	~~W~~	360,804	~~W~~	1,689	0.47%	~~W~~	393,474	~~W~~	1,826	0.46%

Notes:

(1)	The number of days past due of restructured credit card loans is calculated from the first date of non-payment regardless of subsequent modification of terms.
(2)	Includes debtors such as local and regional authorities, state-owned enterprises and non-profit organizations.

Non-Performing
Loans by Industry
The following table sets forth a breakdown of our
non-performing
corporate loans by industry as of December 31, 2021.

Industry	Aggregate Non- Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance

	(In billions of Won)		(Percentages)
Construction	~~W~~	39	4.9%
Manufacturing		136	17.1
Real estate, leasing and service		31	3.9
Retail and wholesale		88	11.0
Finance and insurance		31	3.9
Hotel and leisure		15	1.9
Transportation, storage and communication		22	2.8
Other service (1)		58	7.3
Other (2)		377	47.2

Total	~~W~~	797	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.
Top 20
Non-Performing
Loans
As of December 31, 2021, our 20 largest
non-performing
loans accounted 26.7% of our total
non-performing
loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing
loans.

		As of December 31, 2021
		Industry	Gross Principal Outstanding		Allowance for credit losses on loans

		(In billions of Won)
1	Borrower A	Other service	~~W~~	158	~~W~~	—
2	Borrower B	Other service		113		113
3	Borrower C	Other service		56		56
4	Borrower D	Other service		27		—
5	Borrower E	Retail and wholesale		24		18
6	Borrower F	Finance and insurance		16		14
7	Borrower G	Transportation, storage, and communication		14		11
8	Borrower H	Construction		11		4
9	Borrower I	Retail and wholesale		10		8
10	Borrower J	Finance and insurance		8		4
11	Borrower K	Finance and insurance		8		4
12	Borrower L	Retail and wholesale		5		5
13	Borrower M	Construction		5		1
14	Borrower N	Other service		5		1
15	Borrower O	Retail and wholesale		5		2
16	Borrower P	Other service		5		1

		As of December 31, 2021
		Industry	Gross Principal Outstanding		Allowance for credit losses on loans

		(In billions of Won)
17	Borrower Q	Manufacturing		5		—
18	Borrower R	Retail and wholesale		4		2
19	Borrower S	Other service		4		1
20	Borrower T	Other service		4		1

			~~W~~	487	~~W~~	246

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
In 2021, we sold
non-performing
loans in the amount of
~~W~~
30 billion to third parties, including
~~W~~
14 billion transferred to UAMCO., Ltd., an investment management company. Loans transferred to third parties meet the criteria of true sale and are derecognized accordingly.
The following table presents a roll-forward of our
non-performing
loans in 2021.

	(In billions of Won)
Non-performing loans as of December 31, 2020	~~W~~	1,689

Additional non-performing loans due to delinquency		858
Loans sold		(30)
Loans charged off		(444)
Loans modified and returned to performing		(66)
Other adjustments (1)		(181)

Non-performing loans as of December 31, 2021	~~W~~	1,826

Note:

(1)
Represents loans paid down or paid off and loans returned to performing other than as a result of modification. We do not separately collect and analyze data relating to non-performing
loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale
investment portfolio.

Allocation of Allowance for Credit Losses on Loans
The following table presents, as of the dates indicated, the allocation of our allowance for credit losses on loans by loan type.

	As of December 31, 2019
	(In billions of Won, except percentages)
	12-month expected credit Losses		Lifetime expected credit losses						% of Total Allowances
			Not-impaired		Impaired		Total

Corporate
Corporate loans	~~W~~	393	~~W~~	511	~~W~~	435	~~W~~	1,339	49.9%
Public and other		4		8		2		14	0.5
Loan to banks		5		0		—		5	0.2
Lease financing		26		20		34		80	3.0

Total corporate		428		539		471		1,438	53.6
Retail
Mortgages and home equity		2		5		4		11	0.4
Other retail		131		86		165		382	14.2

Total retail		133		91		169		393	14.6
Credit cards		174		365		315		854	31.8
Total allowance for credit losses on loans	~~W~~	735	~~W~~	995	~~W~~	955	~~W~~	2,685	100.0%

	As of December 31, 2020
	(In billions of Won, except percentages)
	12-month expected credit Losses		Lifetime expected credit losses						% of Total Allowances
			Not-impaired		Impaired		Total

Corporate
Corporate loans	~~W~~	542	~~W~~	650	~~W~~	436	~~W~~	1,628	53.2%
Public and other		6		10		6		22	0.7
Loan to banks		8		—		—		8	0.3
Lease financing		24		15		46		85	2.8

Total corporate		580		675		488		1,743	57.0
Retail
Mortgages and home equity		3		6		22		31	1.0
Other retail		146		80		176		402	13.1

Total retail		149		86		198		433	14.1
Credit cards		204		374		307		885	28.9
Total allowance for credit losses on loans	~~W~~	933	~~W~~	1,135	~~W~~	993	~~W~~	3,061	100.0%

	As of December 31, 2021
	(In billions of Won, except percentages)
	12-month expected credit Losses		Lifetime expected credit losses						% of Total Allowances
			Not-impaired		Impaired		Total

Corporate
Corporate loans	~~W~~	501	~~W~~	727	~~W~~	485	~~W~~	1,713	54.1%
Public and other		4		10		6		20	0.6
Loan to banks		11		—		—		11	0.3
Lease financing		24		15		35		74	2.3

Total corporate		540		752		526		1,818	57.4
Retail
Mortgages and home equity		1		3		6		10	0.3
Other retail		173		87		184		444	14.0

Total retail		174		90		190		454	14.3
Credit cards		205		401		289		895	28.3
Total allowance for credit losses on loans	~~W~~	919	~~W~~	1,243	~~W~~	1,005	~~W~~	3,167	100.0%

Our total allowance for credit losses on loans increased by
~~W~~
106 billion, or 3.5%, to
~~W~~
3,167 billion as of December 31, 2021 from
~~W~~
3,061 billion as of December 31, 2020, primarily due to a significant increase in provision for such allowances in 2020 resulting from the Bank’s proactive measures in responding to changes in the financial environment, such as the spread of
COVID-19.
Our total allowance for credit losses on loans increased by
~~W~~
376 billion, or 14.0%, to
~~W~~
3,061 billion as of December 31, 2020 from
~~W~~
2,685 billion as of December 31, 2019, primarily due to the
re-estimate
of probability of default reflecting forward-looking information and the additional selection of borrowers subject to individual assessment in order to proactively responding to changes in the financial environment, such as the spread of
COVID-19,
as well as an increase in the proportion of unsecured corporate loans which are subject to higher loss given default rates compared to secured corporate loans.

Analysis of Allowance for Credit Losses on Loans
The following tables present an analysis of our credit losses on loans experience for each of the years indicated.

	As of December 31, 2021
	(In billions of Won, except percentages)
	12-month expected credit Losses		Lifetime expected credit losses
			Not-impaired		Impaired		Total

Balance at the beginning of the period	~~W~~	933	~~W~~	1,135	~~W~~	993	~~W~~	3,061
Stage Transfer		47		(83)		36		—
Amounts charged against income		17		336		554		907
Gross charge-offs:
Corporate:
Corporate loans		—		—		(287)		(287)
Public and other		—		—		(1)		(1)
Loan to banks		—		—		—		—
Lease financing		—		—		(40)		(40)
Retail:
Mortgage and home equity		—		—		(17)		(17)
Other retail		—		—		(281)		(281)
Credit cards		—		—		(559)		(559)

Total gross charge-offs		—		—		(1,185)		(1,185)

Recoveries:
Corporate:
Corporate loans		—		—		58		58
Public and other		—		—		1		1
Loan to banks		—		—		—		—
Lease financing		—		—		18		18
Retail:
Mortgage and home equity		—		—		2		2
Other retail		—		—		101		101

Credit cards		—		—		208		208

Total recoveries		—		—		388		388

Net charge-offs		—		—		(797)		(797

Other		(78)		(145)		219		(4)

Business combination		—		—		—		—

Balance at the end of the period	~~W~~	919	~~W~~	1,243	~~W~~	1,005	~~W~~	3,167

Ratio of net charge-offs during the period to average loans outstanding during the period		—		—		0.21%		0.21%
Corporate:
Corporate loans		—		—		0.12%		0.12%
Public and other		—		—		—		—
Loan to banks		—		—		—		—
Lease financing		—		—		1.33%		1.33%
Retail:
Mortgage and home equity		—		—		0.02%		0.02%
Other retail		—		—		0.23%		0.23%
Credit cards		—		—		1.42%		1.42%

	As of December 31, 2020
	(In billions of Won, except percentages)
	12-month expected credit Losses		Lifetime expected credit losses
			Not-impaired		Impaired		Total

Balance at the beginning of the period	~~W~~	735	~~W~~	995	~~W~~	955	~~W~~	2,685
Stage Transfer		33		(86)		53		—
Amounts charged against income		264		419		609		1,292
Gross charge-offs:
Corporate:
Corporate loans		(1)		—		(321)		(322)
Public and other		—		—		(3)		(3)
Loan to banks		—		—		—		—
Lease financing		—		—		(36)		(36)
Retail:
Mortgage and home equity		—		—		(3)		(3)
Other retail		—		—		(276)		(276)
Credit cards		—		—		(580)		(580)

Total gross charge-offs		(1)		—		(1,219)		(1,220)

Recoveries:
Corporate:
Corporate loans		—		—		48		48
Public and other		—		—		—		—
Loan to banks		—		—		—		—
Lease financing		—		—		16		16
Retail:
Mortgage and home equity		—		—		—		—
Other retail		—		—		85		85

Credit cards		—		—		201		201

Total recoveries		—		—		350		350

Net charge-offs		(1)		—		(869)		(870)

Other		(98)		(193)		245		(46)

Business combination		—		—		—		—

Balance at the end of the period	~~W~~	933	~~W~~	1,135	~~W~~	993	~~W~~	3,061

Ratio of net charge-offs during the period to average loans outstanding during the period		—		—		0.25%		0.25%
Corporate:
Corporate loans		—		—		0.16%		0.16%
Public and other		—		—		0.08%		0.08%
Loan to banks		—		—		—		—
Lease financing		—		—		1.08%		1.08%
Retail:
Mortgage and home equity		—		—		—		—
Other retail		—		—		0.28%		0.28%
Credit cards		—		—		1.63%		1.63%

	As of December 31, 2019
	(In billions of Won, except percentages)
	12-month expected credit Losses		Lifetime expected credit losses
			Not-impaired		Impaired		Total

Balance at the beginning of the period	~~W~~	732	~~W~~	1,028	~~W~~	965	~~W~~	2,725
Stage Transfer		56		14		(70)		—
Amounts charged against income		2		270		639		911
Gross charge-offs:
Corporate:
Corporate loans		—		—		(287)		(287)
Public and other		—		—		(10)		(10)
Loan to banks		—		—		—		—
Lease financing		—		—		(22)		(22)
Retail:
Mortgage and home equity		—		—		(3)		(3)
Other retail		—		—		(277)		(277)
Credit cards		—		—		(338)		(338)

Total gross charge-offs		—		—		(937)		(937)

Recoveries:
Corporate:
Corporate loans		—		—		50		50
Public and other		—		—		2		2
Loan to banks		—		—		—		—
Lease financing		—		—		13		13
Retail:
Mortgage and home equity		—		—		—		—
Other retail		—		—		70		70

Credit cards		—		—		191		191

Total recoveries		—		—		326		326

Net charge-offs		—		—		(611)		(611)

Other		(71)		(321)		8		(384)

Business combination		16		4		24		44

Balance at the end of the period	~~W~~	735	~~W~~	995	~~W~~	955	~~W~~	2,685

Ratio of net charge-offs during the period to average loans outstanding during the period		—		—		0.19%		0.19%
Corporate:
Corporate loans		—		—		0.15%		0.15%
Public and other		—		—		0.26%		0.26%
Loan to banks		—		—		—		—
Lease financing		—		—		0.53%		0.53%
Retail:
Mortgage and home equity		—		—		—		—
Other retail		—		—		0.33%		0.33%
Credit cards		—		—		0.64%		0.64%

Loan Charge-offs
Our gross charge-offs decreased by 2.9% from
~~W~~
1,220 billion in 2020 to
~~W~~
1,185 billion in 2021, primarily due to a decrease in the amount of charge-offs for corporate loans in 2021 compared to 2020. Our gross charge-offs increased by 30.2% from
~~W~~
937 billion in 2019 to
~~W~~
1,220 billion in 2020, primarily due to an increase in the amount of charge-offs for credit cards in 2020 compared to 2019. Our gross charge-offs increased by 0.4% from
~~W~~
933 billion in 2018 to
~~W~~
937 billion in 2019, primarily due to an increase in the amount of charge-offs for credit cards in 2019 compared to 2018.
In 2021, the
charge-off
on restructured loans amounted to
~~W~~
58 billion, of which
~~W~~
32 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings —
Charge-off
of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.
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

Audit Department for their review to ensure compliance with Shinhan Bank’s internal procedures for charge-offs. The Credit Collection Department, after reviewing the application to confirm that it meets relevant requirements, seeks approval from the Financial Supervisory Service for the charge-offs, which is typically granted. Once the Financial Supervisory Service approves (except for household loans with estimated losses of
~~W~~
10 million or less, whose
charge-off
is considered automatically approved by the Financial Supervisory Service), loans are charged-off
upon approval by the President of Shinhan Bank. As for Shinhan Card, it generally charges off receivables that are 180 days past due following internal review.
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
Book Value and Fair Value
The following tables set out the book value and fair value of investments in our investment portfolio as of the dates indicated.

	As of December 31,
	2019				2020				2021
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value

	(In billions of Won)
Securities at fair value through other comprehensive income
Equity securities	~~W~~	808	~~W~~	808	~~W~~	907	~~W~~	907	~~W~~	1,031	~~W~~	1,031
Debt securities:
Korean treasury and governmental agencies		15,701		15,701		17,834		17,834		23,742		23,742
Debt securities issued by financial institutions		21,527		21,527		20,054		20,054		19,702		19,702
Corporate debt securities		17,177		17,177		15,690		15,690		15,827		15,827
Debt securities issued by foreign government		1,897		1,897		1,536		1,536		1,945		1,945
Mortgage-backed and asset-backed securities		2,271		2,271		2,295		2,295		2,591		2,591

Total — Securities at fair value through other comprehensive income	~~W~~	59,381	~~W~~	59,381	~~W~~	58,316	~~W~~	58,316	~~W~~	64,838	~~W~~	64,838

Securities at amortized cost
Debt securities:
Korean treasury and governmental agencies	~~W~~	29,277	~~W~~	31,088	~~W~~	30,698	~~W~~	32,147	~~W~~	33,425	~~W~~	33,579
Debt securities issued by financial institutions		4,937		5,050		4,071		4,222		3,718		3,772
Corporate debt securities		5,308		5,732		5,065		5,467		5,010		7,546
Debt securities issued by foreign government		1,108		1,154		1,118		1,245		1,254		798
Mortgage-backed and asset-backed securities		4,952		4,979		6,331		6,373		6,523		3,910

Total — Securities at amortized cost	~~W~~	45,582	~~W~~	48,003	~~W~~	47,283	~~W~~	49,454	~~W~~	49,930	~~W~~	49,605

	As of December 31,
	2019				2020				2021
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value

	(In billions of Won)

Financial assets at fair value through profit or loss
Equity securities	~~W~~	1,598	~~W~~	1,598	~~W~~	1,736	~~W~~	1,736	~~W~~	2,375	~~W~~	2,375
Debt securities:
Korean treasury and governmental agencies		2,742		2,742		4,038		4,038		3,557		3,557
Debt securities issued by financial institutions		12,849		12,849		14,013		14,013		13,627		13,627
Corporate debt securities		18,353		18,353		19,181		19,181		21,245		21,245
Debt securities issued by foreign governments		131		131		210		210		404		404
Mortgage-backed and asset-backed securities		380		380		595		595		265		265
Other debt securities (1)		13,946		13,946		17,050		17,050		19,130		19,130

Sub-total — Securities at fair value	~~W~~	49,999	~~W~~	49,999	~~W~~	56,823	~~W~~	56,823	~~W~~	60,603	~~W~~	60,603

Others:
Loans at fair value		2,155		2,155		2,017		2,017		1,683		1,683
Due from banks at fair value		897		897		63		63		34		34
Gold/Silver deposits		112		112		188		188		84		84

Total — Financial assets at fair value through profit or loss	~~W~~	53,163	~~W~~	53,163	~~W~~	59,091	~~W~~	59,091	~~W~~	62,404	~~W~~	62,404

Note:

(1)
Other debt securities included puttable equity investment, beneficiary certificates and restricted reserve for claims of customers’ deposits (trusts) classified as debt instruments in accordance with IFRS 9.

Maturity Analysis
The following table categorizes our securities at amortized cost by maturity and weighted average yield as of December 31, 2021.

	As of December 31, 2021
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield (1)	Carrying Amount		Weighted Average Yield (1)	Carrying Amount		Weighted Average Yield (1)	Carrying Amount		Weighted Average Yield (1)	Carrying Amount		Weighted Average Yield (1)

	(In billions of Won, except percentages)
Korean treasury securities and government agencies	~~W~~	4,278	1.53%	~~W~~	10,336	2.18%	~~W~~	6,659	3.62%	~~W~~	12,152	2.36%	~~W~~	33,425	2.45%
Debt securities issued by financial institutions		1,445	2.46		1,357	2.68		107	5.05		809	3.21		3,718	2.78
Corporate debt securities		396	1.35		1,394	3.23		735	3.47		2,485	2.78		5,010	2.89
Debt securities issued by foreign governments		97	3.10		511	3.28		129	7.20		517	3.04		1,254	3.57
Mortgage-backed securities and asset-backed securities		648	2.00		2,705	1.98		1,614	2.21		1,556	2.26		6,523	2.10

Total	~~W~~	6,864	1.78%	~~W~~	16,303	2.31%	~~W~~	9,244	3.43%	~~W~~	17,519	2.47%	~~W~~	49,930	2.50%

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.
Concentrations of Risk
The following table presents securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2021. As of December 31, 2021, 10% of our stockholders’ equity was
~~W~~
4,954 billion.

	As of December 31, 2021
	Book Value		Fair Value

	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	~~W~~	57,966	~~W~~	58,816
The Korea Development Bank		6,135		6,150
The Bank of Korea		8,738		8,736
The Korea Housing Finance Corp		9,267		9,172
Industrial Bank of Korea		4,984		4,984
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
The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2019		2020		2021

	(In billions of Won)
Commitments to extend credit	~~W~~	96,936	~~W~~	99,512	~~W~~	101,055
Commercial letters of credit		2,760		2,700		3,505
Others (1)		100,484		108,040		113,723

Total	~~W~~	200,180	~~W~~	210,252	~~W~~	218,283

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

The following table shows, as of December 31, 2021, the gross notional or contractual amounts of derivatives held or issued for (i) trading and
(ii) non-trading
that qualify for hedge accounting.

	As of December 31, 2021
	Underlying Notional Amount (1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities

	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	~~W~~	146,811	~~W~~	2,184	~~W~~	1,798
Swaps		36,549		651		748
Options		2,270		12		12

Sub-total		185,630		2,847		2,558

Interest rate derivatives:
Future and forward contracts		3,294		2		2
Swaps		108,417		167		303
Options		313		4		1

Sub-total		112,024		173		306

Credit derivatives:
Swaps		4,737		494		65

Sub-total		4,737		494		65

Equity derivatives:
Swaps and forward contracts		2,074		29		70
Options		3,977		10		176
Future contracts		1,678		1		20

Sub-total		7,729		40		266

Commodity derivatives:
Swaps and forward contracts		790		19		3
Options		12		—		9
Future contracts		158		2		2

Sub-total		960		21		14

Total	~~W~~	311,080	~~W~~	3,575	~~W~~	3,209

Non-trading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	~~W~~	3,727	~~W~~	63	~~W~~	79
Future and forward contracts		1,280		—		46
Interest rate derivatives:
Swaps		8,696		161		253

Total	~~W~~	13,703	~~W~~	224	~~W~~	378

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2021.
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
The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated, and the outstanding balances of uninsured deposits as of the ends of periods indicated.

	2019			2020			2021
	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid

	(In billions of Won, except percentages)
Non-interest-bearing deposits:	~~W~~	3,608	—	~~W~~	3,908	—	~~W~~	4,818	—
Interest-bearing deposits:
Demand deposits	~~W~~	40,379	0.42%	~~W~~	50,751	0.33%	~~W~~	65,907	0.32%
Savings deposits		77,652	0.58		91,474	0.32		106,172	0.23
Time deposits		147,479	1.92		154,516	1.46		153,718	1.05
Other deposits		9,297	2.07		8,482	1.42		11,180	0.91

Total interest-bearing deposits	~~W~~	274,807	1.33%	~~W~~	305,223	0.93%	~~W~~	336,977	0.65%

	2019			2020			2021
	(In billions of Won)
Uninsured deposits		~~W~~ 218,117			~~W~~ 242,927			~~W~~ 275,519

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.
For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are recorded on short-term borrowings and securities sold under repurchase agreements are recorded as secured borrowings.

Uninsured Time Deposits
The following table shows the amount of time deposits that exceed the insurance limit as of December 31, 2021, and the amount of time deposits that are otherwise uninsured, segregated by remaining maturity as of December 31, 2021.

	As of December 31, 2021

	(In billions of Won)
Portion of Time deposits in excess of insurance limit:	~~W~~	69,650
Time deposits otherwise uninsured with a maturity of:
Maturing within three months	~~W~~	21,253
After three but within six months		12,250
After six but within 12 months		26,223
After 12 months		2,668

Total	~~W~~	62,394

Short-term Borrowings
The following table presents information regarding our short-term borrowings (borrowings with a maturity of one year or less) for the periods indicated.

	2019								2020								2021
	Balance Outstanding		Average Balance Outstanding (1)		Highest Balances at Any Month-end		Weighted Average Interest Rate (2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding (1)		Highest Balances at Any Month-end		Weighted Average Interest Rate (2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding (1)		Highest Balances at Any Month-end		Weighted Average Interest Rate (2)	Year-end Interest Rate

	(In billions of Won, except for percentages)
Borrowings from
The Bank of Korea (3)	~~W~~	2,429	~~W~~	2,312	~~W~~	2,474	0.63%	0.50 – 0.75%	~~W~~	5,351	~~W~~	3,479	~~W~~	5,351	0.30%	0.25%	~~W~~	5,278	~~W~~	5,310	~~W~~	5,545	0.25%	0.25%
Call money		712		1,414		1,659	2.08	0.00 – 5.25		1,760		1,221		1,760	1.60	0.35 – 0.55		1,535		1,575		2,015	1.31	(0.30) – 1.52
Other short-term borrowings (4)		25,861		23,700		25,861	1.36	0.00 – 13.65		24,360		25,401		27,347	1.05	0.00 – 12.45		28,559		25,602		28,559	0.75	(0.49) – 12.29

	~~W~~	29,002	~~W~~	27,426	~~W~~	29,994	1.33%		~~W~~	31,471	~~W~~	30,101	~~W~~	34,458	0.98%		~~W~~	35,372	~~W~~	32,487	~~W~~	36,119	0.70%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, and borrowings in domestic and foreign currencies.
Our short-term borrowings have maturities of less than one year and are generally unsecured with the exception of borrowings from the Bank of Korea, which are generally secured with securities at fair value through other comprehensive income or at amortized cost held by us.

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
~~W~~
3 billion, as initially determined by the processing centers. Shinhan Bank also reevaluates internally, on a summary basis, the appraisal value of collateral at least every year.
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
~~W~~
10 billion and secured loans in excess of
~~W~~
15 billion, whereas for borrowers with a credit rating of AAA, the Credit Review Committee evaluates and approves unsecured loans in excess of
~~W~~
40 billion and secured loans in excess of
~~W~~
90 billion. The Credit Review Committee holds at least two meetings a week to approve applications for large-sized
loans whose principal amounts exceed prescribed levels set by it.
The chart below summarizes the credit approval process of our banking operation. The Master Credit Officer and the Head of Business Division do not make individual decisions on loan approval, but are part of the decision-making process at the group level

The reviewer at each level of the review process may in its discretion approve loans up to a maximum amount per loan assigned to such level. The discretionary loan approval limit for each level of the loan approval process takes into account the total amount of loans extended to the borrower, the credit level of the applicant based on credit review, the existence and value of collateral and the level of credit risk established by the credit rating system. The discretionary loan amount approval limit ranges from
~~W~~
15 million for unsecured retail loans with a credit rating of
B-,
which are subject to approvals by the retail branch manager, to
~~W~~
90 billion for secured

loans with a credit rating of AAA, which are subject to approvals by the Master Credit Officer Committee. Any loans exceeding the maximum discretionary loan amount approval limit must be approved by the Credit Review Committee.
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
The early warning system performs automatic daily checks for borrowers to whom Shinhan Bank has credit exposure (which represents the total outstanding amount due from a borrower, net of collateral for deposit, installment savings, guarantees and import guarantee money). When the early warning systems detect warning signals, such signals and other findings from the loan monitoring are reviewed by the Credit Review Department. In addition, Shinhan Bank carries out credit review in a timely manner on each borrower in accordance with changes in credit risk factors based on changes in the economic environment. The results of such credit review are continually reported to the Chief Risk Officer of Shinhan Bank.
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
In order to curtail delinquency among its corporate customers, Shinhan Bank primarily takes the following measures: (i) systematic monitoring of borrowers with outstanding loans, (ii) heightened monitoring of borrowers with bad credit history and/or belonged or belonging to troubled industries and (iii) assignment of industry-specific lending caps, as adjusted for whether specific industries are particularly sensitive to general business cycles and/or are troubled at a given time.

Systematic monitoring of borrowers with outstanding loans
. Shinhan Bank currently applies a heightened monitoring system to corporate borrowers with outstanding loans (other than guaranteed loans and loans secured by specified types of collaterals such as deposits with us or letters of credit). Under this monitoring system, each borrower is assigned to one of the following ratings:

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
Shinhan Bank conducts systematic monitoring of the foregoing borrowers at intervals depending on the borrower’s monitoring grade determined by the early warning system (for example, every 3 or 6 months for an “Observation Company”, and 3 months for borrowers with a monitoring grade below “Precaution Company” or borrowers with a credit rating below CCC, and no regular monitoring for a “Normal Company.”) In addition, the Review Credit Officer may request more frequent monitoring if the borrower is showing signs of deteriorated credit quality. For borrowers with outstanding loan amounts of
~~W~~
2 billion or more, Shinhan Bank also monitors the revenues and earnings of such borrower on a quarterly basis within seven weeks following the end of each quarter.
Heightened monitoring of borrowers with bad credit history and/or belonged or belonging to troubled industries
. In addition to the systematic monitoring discussed above, Shinhan Bank also carries out additional monitoring for borrowers that, among others, (i) are rated as “requiring observation,” “requiring precaution” or “with early warning signs” as noted above, (ii) have prior history of delinquency or restructuring or (iii) have borrowings that are classified as substandard or below. Based on the heightened monitoring of these borrowers, Shinhan Bank adjusts contingency planning as to how the overall asset quality of a specific industry should be managed for each phase of the business cycle, how Shinhan Bank should limit or reduce its credit exposure to such borrowers, and how our group-wide delinquency and non-performing
ratio would be changed, among other things.
Credit Risk Assessment and Control
In order to assess credit risk in a systematic manner, Shinhan Bank has developed and upgraded systems designed to quantify credit risk based on selection and monitoring of various statistics, including delinquency rate, non-performing
loan ratio, expected loan losses and weighted average risk rating.
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

The following describes the process of how Shinhan Card sets credit limits for credit cards, cash advances and card loans:

•
Credit purchase and cash advance limit
s — These limits are set based on the applicant’s limit request and Shinhan Card’s credit screening criteria. Unless a cardholder requests a reduction in the credit purchase and/or cash advance limit, Shinhan Card is required to provide prior notice to the cardholder for any reduction in such cardholder’s limit. However, if the account holder defaults or the cardholder’s credit limit is reduced according to the terms of the card agreement, Shinhan Card may lower the credit limit before notifying the account holder.

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
We use financial information prepared on a separate basis according to IFRS for the market risk management of our subsidiaries and, unless otherwise specified herein, financial information in this annual report presented for quantitative market risk disclosure relating to our subsidiaries have been prepared in accordance with IFRS on a separate basis
.
Market Risk Exposure from Trading Activities
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
Shinhan Investment faces foreign currency exchange rate risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Shinhan Investment centrally monitors and manages transactions involving such products through its Fixed Income, Currency & Commodities Departments. Shinhan Investment’s Risk Management Working Committee, which is delegated with the authority to approve foreign currency-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2021, Shinhan Investment’s net open position related to foreign currency-related products was US$1,213 million, and its open positions related to the sale of
Won-U.S.
Dollar forwards and
Won-U.S.
Dollar futures were US$420 million and US$(33) million, respectively.
Shinhan Capital manages its foreign exchange risk resulting from the difference in its foreign currency assets and liabilities through derivative transactions such as forwards or swaps and maintains its net exposure at US$22.1 million.
The net open foreign currency positions held by our other subsidiaries are insignificant.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2019, 2020 and 2021. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2019	2020	2021

	(In millions of US$)
U.S. Dollars	$(147.4)	$(299.4)	$(15.6)
Japanese Yen	(14.1)	3.9	447.3
Euro	12.1	12.4	23.6
Others	1,169.2	1,201.2	2,247.7

Total	$1,019.9	$918.0	$2,703.1

Equity Risk
Shinhan Bank’s equity risk related to trading activities mainly involves trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market and closely monitors the loss limits and the observance thereof. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2019, 2020 and 2021, Shinhan Bank held
~~W~~
126.3 billion,
~~W~~
13.7 billion and
~~W~~
171.7 billion, respectively, of equity securities in its trading accounts (including the trust accounts).
Shinhan Investment’s equity risk related to trading activities also mainly involves the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2019, 2020 and 2021, the total amount of equity securities at risk held by Shinhan Investment was
~~W~~
27.8 billion,
~~W~~
53.8 billion and
~~W~~
55.3 billion, respectively.
Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities
The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, as of and for the year ended December 31, 2021. For market risk management purposes, Shinhan Bank includes in the computation of total VaR its trading portfolio in bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2021
	Average		Minimum		Maximum		As of December 31, 2021

	(In billions of Won)
Shinhan Bank: (1)
Interest rate	~~W~~	28.7	~~W~~	17.5	~~W~~	55.8	~~W~~	28.0
Foreign exchange (2)		159.2		136.9		185.5		162.0
Equities		11.6		3.9		21.3		19.6
Option volatility (3)		0.2		0.0		0.4		0.1
Commodity		0.0		0.0		0.2		0.0
Less: portfolio diversification (4)		(25.0)		(13.2)		(52.6)		(17.5)

Total VaR (5)	~~W~~	174.6	~~W~~	145.1	~~W~~	210.5	~~W~~	192.2

Shinhan Investment: (1)
Interest rate	~~W~~	21.07	~~W~~	7.72	~~W~~	35.50	~~W~~	27.20
Equities		31.66		15.85		62.31		33.29
Foreign exchange		24.35		2.54		43.82		28.59
Option volatility (3)		49.34		31.15		96.35		79.59
Less: portfolio diversification (4)		(47.75)		(7.38)		(104.14)		(58.24)

Total VaR	~~W~~	78.68	~~W~~	49.90	~~W~~	133.84	~~W~~	110.44

Notes:

(1)	Shinhan Bank and Shinhan Investment’s 10-day VaR is based on a 99.9% confidence level.
(2)	Includes both trading and non-trading accounts as Shinhan Bank and Shinhan Investment manage foreign exchange risk on a total position basis.
(3)	Volatility implied from the option price using the Black-Scholes or a similar model.
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
Shinhan Bank currently uses the
10-day
99% confidence level-based VaR and stressed VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service. Stressed VaR reflects the potential significant loss in the current trading portfolio based on scenarios derived from a crisis simulation during the preceding 12 months. Shinhan Bank also uses the more conservative
10-day
99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank uses the one-day
99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. For Shinhan Bank, the amount of losses (either actual or virtual) exceeded the one-day
99% confidence level-based VaR amount five times in 2019, two times in 2020 and one time in 2021. The increased frequency of instances in which the amount of losses exceeded the VaR amount in 2019 was primarily because the foreign currency exchange market experienced unusually high volatility. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount. Virtual losses represent the potential changes in the value of a portfolio when simulating the same portfolio with market variables of the next trading day.
Shinhan Investment currently uses the same
10-day
99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes, although such model is not subject to regulatory review or reporting requirements. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VaR,
Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Investment, the amount of losses (either actual or virtual) exceeded the one-day
99% confidence level-based VaR amount zero times in 2019, four times in 2020 and zero times in 2021. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount.
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
Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test by taking into account four market risk components: foreign currency exchange rates, stock prices, and
Won-denominated
interest rates and foreign currency-denominated interest rates. For the worst case scenario, Shinhan Bank assumes instantaneous and simultaneous movements in four market risk components: appreciation of Won by 20%, a decrease in Korea Exchange Composite Index by 30% and increases in
Won-denominated
and U.S. Dollar-denominated interest rates by 200 basis points each, respectively. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio would have declined by
~~W~~
645 billion as of December 31, 2021. Shinhan Bank performs stress test on a daily basis and reports the results to its Risk Policy Committee on a monthly basis and its Risk Management Committee on a quarterly basis.
Shinhan Investment uses nine scenarios for stress tests by taking into account four market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for
Won-denominated
loans, foreign currency exchange rates and historical volatility. As of December 31, 2021, under the worst case scenario assuming a 1% point increase in the three-year government bond yield, the market value of Shinhan Investment’s trading portfolio would have fluctuated by
~~W~~
92 billion for one day.
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
In accordance with accounting requirements under IFRS 9, “Financial instruments”, which has replaced IAS 39, “
Financial Instruments: Recognition and Measurement
” since January 1, 2018, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product.
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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2021 for
(i) Won-denominated
non-trading
bank accounts, including derivatives entered into for the purpose of hedging and (ii) foreign currency-denominated non-trading
bank accounts, including derivatives entered into for the purpose of hedging.
Won-denominated
non-trading
bank accounts
(1)

	As of December 31, 2021
	0-3 Months	3-6 Months	6-12 Months	1-2 Years	2-3 Years	Over 3 Years	Total

	(In billions of Won, except percentages)
Interest-earning assets	150,098	77,435	34,656	28,824	21,767	31,909	344,688
Fixed rates	22,222	20,254	20,267	25,408	16,236	16,775	121,163
Floating rates	127,526	56,410	13,539	3,415	5,531	15,084	221,505
Interest rate swaps	350	770	850	0	0	50	2,020

Interest-bearing liabilities	151,176	53,418	75,263	28,249	18,706	34,775	361,586
Fixed liabilities	64,890	36,721	58,312	11,713	2,356	2,258	176,249
Floating liabilities	84,266	16,696	16,951	16,536	16,349	32,517	183,316
Interest rate swaps	2,020	0	0	0	0	0	2,020

Sensitivity gap	(1,078)	24,017	(40,607)	575	3,061	(2,866)	(16,898)
Cumulative gap	(1,078)	22,939	(17,668)	(17,093)	(14,031)	(16,898)	(16,898)
% of total assets	(0.31)%	6.65%	(5.13)%	(4.96)%	(4.07)%	(4.90)%	(4.90)%
Foreign currency-denominated
non-trading
bank accounts
(1)

	As of December 31, 2021
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total

	(In millions of US$, except percentages)
Interest-earning assets	28,422	9,637	3,756	5,398	5,772	52,985
Interest-bearing liabilities	23,816	6,988	7,046	9,274	8,048	55,173

Sensitivity gap	4,606	2,650	(3,290)	(3,876)	(2,277)	(2,188)
Cumulative gap	4,606	7,255	3,965	89	(2,188)	(2,188)
% of total assets	8.69%	13.69%	7.48%	0.17%	(4.13)%	(4.13)%

Note:

(1)	Includes merchant banking accounts.
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

The following tables show duration gaps and market values of Shinhan Bank’s
Won-denominated
interest-earning assets and interest-bearing liabilities in its non-trading
accounts as of December 31, 2021 and changes in these market values when interest rate increases by one percentage point.
Duration as of December 31, 2021 (for
non-trading
Won-denominated
bank accounts
(1)
)

Duration as of December 31, 2021
(In months)
Interest-earning assets	11.16
Interest-bearing liabilities	10.78
Gap	0.38

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.
Market Value Analysis
Shinhan Bank performs a market value analysis to measure changes in the market value of Shinhan Bank’s interest-earning assets compared to that of its interest-bearing liabilities based on the assumption of parallel shifts in interest rates. These measurements are done on a monthly basis.
Market Value as of December 31, 2021 (for
non-trading
Won-denominated
bank accounts
(1)
)

	Market Value as of December 31, 2021
	Actual	1% Point Increase	Changes

	(In billions of Won)
Interest-earning assets	371,652	368,455	(3,197)
Interest-bearing liabilities	367,287	364,195	(3,093)
Gap	4,365	4,260	(104)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.
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
The following table illustrates by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2021 with respect to
Won-denominated
interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, assuming (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2021 and (b) the same interest rates as of December 31, 2021 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2021
	(For Non-Trading Won-Denominated Bank Accounts (1) )
	Assumed Interest Rates			Change in Net Interest Income		Change in Net Interest Income
	No Change	1% Point Increase	1% Point Decrease	Amount (1% Point Increase)	% Change (1% Point Increase)	Amount (1% Point Decrease)	% Change (1% Point Decrease)

	(In billions of Won, except percentages)
Simulated interest income	9,774	11,728	7,820	1,954	19.99%	(1,954)	(19.99)%
Simulated interest expense	3,945	5,250	2,641	1,304	33.06%	(1,304)	(33.06)%
Net interest income	5,829	6,478	5,179	650	11.15%	(650)	(11.15)%

Note:

(1)	Includes merchant banking accounts and derivatives entered into for the purpose of hedging.
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
Interest Rate VaRs for
Non-trading
Assets and Liabilities
Shinhan Bank measures VaRs for interest rate risk from
non-trading
activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2021, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches between the re-pricing
dates for Shinhan Bank’s
non-trading
interest-earning assets (including
available-for-sale
investment securities) and those for its interest-bearing liabilities. Under the regulations of the Financial Services Commission, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2021 (1)
	Average	Minimum	Maximum	As of December 31

	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	613	432	780	733

Note:

(1)	One-year VaR results computed based on the interest rate risk in the banking book standardized approach presented by the Bank for International Settlements. See “— Interest Rate Risk Management.”

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
Equity Risk
Substantially all of Shinhan Bank’s equity risk relates to its portfolio of common stock in Korean companies. As of December 31, 2021, Shinhan Bank held an aggregate amount of
~~W~~
532.6 billion of equity interest in unlisted foreign companies (including
~~W~~
0.6 billion invested in unlisted private equity funds).
The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed
stocks. Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2021, Shinhan Bank held equity securities in an aggregate amount of
~~W~~
928.1 billion in its
non-trading
accounts, including equity securities in the amount of
~~W~~
228.3 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity
conversion as a part of reorganization proceedings of the companies to which it had extended loans.
As of December 31, 2021, Shinhan Bank held
Won-denominated
convertible bonds in an aggregate amount of
~~W~~
107.0 billion and did not hold any
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
In April 2020, in response to the
COVID-19
pandemic, the Financial Services Commission temporarily lowered the liquidity coverage ratio requirement from 100% to 85% and the foreign currency liquidity coverage ratio requirement from 80% to 70%. These temporary lower ratio requirements will apply through June 2022, and beginning July 1, 2022, the lowered liquidity coverage ratio requirement will be gradually increased to 100% by June 30, 2023, and the lowered foreign currency liquidity coverage ratio requirement will be increased to 80% as of July 1, 2022.
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
The following tables show Shinhan Bank’s (i) average liquidity coverage ratio, (ii) average foreign currency liquidity coverage ratio, and (iii) net stable funding ratio, each for the month of December 2021 in accordance with the regulations of the Financial Services Commission.
Shinhan Bank’s Average Liquidity Coverage Ratio for the Month of December 2021

	For the Month of December 2021
	(in billions of Won, except percentages)
High quality liquid assets (A)	~~W~~	70,580
Net cash outflows over the next 30 days (B)		78,749
Cash outflow		102,953
Cash inflow		24,205
Liquidity coverage ratio (A/B)		89.63%
Shinhan Bank’s Average Foreign Currency Liquidity Coverage Ratio for the Month of December 2021

For the Month of December 2021
(in millions of US$, except percentages)
High quality liquid assets (A)	$5,339
Net cash outflows over the next 30 days (B)	4,817
Cash outflow	14,625
Cash inflow	9,809
Liquidity coverage ratio (A/B)	110.84%

Shinhan Bank’s Net Stable Funding Ratio for the Month of December 2021

	For the Month of December 2021
	(in billions of Won, except percentages)
Available stable funding (A)	~~W~~	279,125
Required stable funding (B)		253,677
Net stable funding ratio (A/B)		110.03%
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
The following tables show Shinhan Card’s liquidity status and limits for
Won-denominated
accounts as of December 31, 2021 in accordance with the regulations of the Financial Services Commission.
Shinhan Card’s
Won-denominated
accounts

	As of December 31, 2021
Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Total

	(In billions of Won, except percentages)
Assets	~~W~~	2,875	~~W~~	12,734	~~W~~	18,951	~~W~~	23,165	~~W~~	28,072	~~W~~	10,677	~~W~~	38,749
Liabilities		901		3,990		5,024		6,492		9,887		19,862		29,749
Liquidity ratio						377.2%

Shinhan Investment manages its liquidity risk for its
Won-denominated
accounts by setting a limit of
~~W~~
300 billion on each of its
seven-day,
one-month
and three-month liquidity gap, a limit of 110% on its
one-month
and three-months liquidity ratios and a limit of
~~W~~
10 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Investment manages the liquidity risk on a quarterly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the seven-day
and
one-month
maturity mismatch ratios to be 0% and
-10%
or higher, respectively, and the three months liquidity ratio to be 80% or higher.
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
Operational Risk Management
Operational risk is difficult to quantify and subject to different definitions. The Basel Committee defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from other external events. Similarly, we define operational risk as the risks related to our overall management other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error, non-adherence
to policy and procedures, fraud, inadequate internal controls and procedures or environmental changes and resulting in financial and non-financial
loss. We monitor and assess operational risks related to our business operations, including administrative risk, information technology risk (including cyber security risk), managerial risk and legal risk, with a view to minimizing such losses. As Basel III requirements relating to operational risk are expected to be implemented from January 2023, we and our subsidiaries have formed a task force and are currently developing necessary systems to calculate group-wide risk-weighted assets and develop internal controls.
Our holding company’s Audit Committee, which consists of four outside directors, one of whom is an accounting or financial expert as required by internal control regulations under the Act on Corporate Governance of Financial Companies, oversees and monitors our operational compliance with legal and regulatory requirements. The Audit Committee also oversees management’s operations and may, at any time it deems appropriate, demand additional operations-related reporting from management and inspects our asset condition. At the holding company level, we define each subsidiary’s operational process and establish an internal review system applicable to each subsidiary. Each subsidiary’s operational risk is internally monitored and managed at the subsidiary level and the Group Internal Audit Department at our holding company, which reports to our Audit Committee, continuously monitors the integrity of our subsidiaries’ operational risk management system. Our holding company’s board of directors and the Group Risk Management Committee establish our basic policies for internal control at the group level. The Group Internal Audit Department at our holding company is directly responsible for overseeing our internal controls with a focus on legal, regulatory, operational and reputational risks. The Group Internal Audit Department audits both our and our subsidiaries’ operations and asset condition in accordance with our annual audit plan, which is approved by the Audit Committee, and submits regular reports to the Audit Committee pursuant to our internal reporting system. If the Group Internal Audit Department discovers any non-compliance
with operational risk procedures or areas of weaknesses, it promptly alerts the business department in respect of which such non-compliance
was discovered and demands implementation of corrective measures. Implementation of such corrective measures is subsequently reviewed by the Group Internal Audit Department.
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
As of December 31, 2021, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 188 key risk indicators.
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
In addition to these audits and compliance activities, Shinhan Bank’s Risk Management Department designates operational risk management examiners to monitor the appropriateness of operational risk management frameworks and the functions and activities of the board of directors, relevant departments and business units, and conducts periodic checks on the operational risk and reports such findings. Shinhan Bank’s Audit Department also reviews in advance proposed banking products or other business or service plans with a view to minimizing operational risk. General audits, special audits, day-to-day
audits and real-time monitoring audits are performed by Shinhan Bank’s examiners, and self-audits are performed by the self-auditors of the relevant operational departments.
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
Shinhan Card’s audit committee reviews whether the internal policy and procedures of Shinhan Card are effective and implements measures to improve such policies as needed. Shinhan Card’s audit committee also contributes to work efficiency, financial risk minimization and management rationalization. Shinhan Card is developing an operational risk management system in accordance with the Financial Supervisory Service’s oversight guidelines regarding operational risk measurement, which it plans to use to assess operational risk by department in order to identify operational risk factors and to assess and mitigate potential risks on a periodic basis.
Shinhan Life Insurance’s Risk Management Department and Compliance Department reviews whether the internal policy and procedures of Shinhan Life Insurance are being effectively complied with. Shinhan Life Insurance implemented an operational risk management process in 2018 by setting up key risk indicators in each department and utilizes it to assess operational risk, collect data and manage key indicators. Furthermore, Shinhan Life Insurance established a standard roadmap to improve its operational risk assessment capabilities. Shinhan Life Insurance established an Operational Risk Management Team in an effort to improve its operational risk assessment capabilities and implement operational risk management systems. In order to reduce operational risk across products, projects, outsourcings and sales channels, risk assessments are conducted, and high risk areas are identified on a regular basis and then subject to heightened risk monitoring. In addition, Shinhan Life developed a business continuity plan to prepare for disastrous events and conduct annual drills. Shinhan Life Insurance plans to advance its operational risk management system and to enhance operational risk management capabilities in additional areas by establishing an operational risk management system in response to the implementation of Basel III operational risk requirements.
In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, in October 2018, the Financial Supervisory Service requested Shinhan Bank to submit supporting documents in connection with allegations of inadequate compliance controls. In November 2018, the Financial Supervisory Service notified Shinhan Bank of an institutional caution for alleged deficiencies in its customer due diligence and imposed an administrative fine of
~~W~~
100 million citing negligence in carrying out its customer verification obligations. In December 2019, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of
~~W~~
3 billion for alleged prohibited activities, including promotional activities for specified money trusts, investment solicitation for derivatives and management of trust properties. In 2021, the Korea Exchange imposed a total of three penalties on Shinhan Investment for regulatory violations, totaling
~~W~~
2.7 million in fines. In 2021, the Financial Supervisory Service imposed a total of eight penalties against Shinhan Investment for regulatory violations, totaling
~~W~~
4,092 million in fines, which include a fine of
~~W~~
1,800 million for certain employees’ violation of conflict of interest obligations in connection with the Lime Asset incident and a fine of
~~W~~
1,160 million for violation of rules against advertising certain money trust products. In January 2020, the Financial Supervisory Service notified Shinhan Life Insurance of an institutional caution and imposed an administrative fine of
~~W~~
266 million for allegedly omitting certain information regarding the level of expenses deducted from premiums paid when selling savings insurance products over the telephone. In February 2021, the Financial Supervisory Service notified Shinhan Bank of an institutional warning and imposed an administrative fine of
~~W~~
2.1 billion for reasons including alleged violation of internal regulations and reporting procedures in connection with Shinhan Bank’s designation as the primary bank for Seoul Metropolitan Government in 2018. In March 2021, the FSS notified Shinhan Bank of an institutional caution and imposed an administrative fine of
~~W~~
31.2 million for alleged violation of the safety standard in operating its information system in respect of the electronic financial transaction and alleged negligence in notifying its customers of the errors occurred to the electronic financial transaction and measures taken to correct the errors. In January 2021, the Financial Services Commission imposed a fine of
~~W~~
28.8 million on Shinhan Card citing failure to discard personal information after transaction. For further details, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”
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
In 2012, Shinhan Bank developed a system for improving collection and recovery of bad assets through enhanced LGD data processing. In addition, in 2012, Shinhan Bank received approvals from the Financial Supervisory Service for upgrades to its credit evaluation modeling for risk assessment of small- to medium-sized
enterprises that are not required to be audited by outside accounting firms and for SOHOs, which upgrades related to factoring in the credit profile of the head of such enterprises and SOHOs. In 2014, Shinhan Bank further upgraded the credit evaluation modeling for risk assessment of small- and medium-size
enterprises that are not required to be audited by outside accounting firms by entirely revamping the modeling for enterprises subject to outside audits, enterprises that are not subject to outside auditors and enterprise heads. Such upgraded modeling was approved by the Financial Supervisory Service, and Shinhan Bank began implementation of the upgraded system since 2014. In 2014, Shinhan Bank reclassified its credit evaluation models for risk assessment of enterprises into the following four categories: (i) IFRS (enterprises subject to external audits under IFRS as adopted by Korea), (ii) GAAP (enterprises subject to external audits under Generally Accepted Accounting Principles), (iii) small- and medium-size
enterprises and (iv) SOHO. Such reclassification was approved by the Financial Supervisory Service, and Shinhan Bank began to implement the system in 2015.
In addition, in 2013, Shinhan Bank obtained approval from the Financial Supervisory Service to use an internal evaluation model with respect to Basel II credit risks related to Shinhan Bank’s retail and SOHO exposures. In 2016, Shinhan Bank developed a new internal evaluation model and obtained approval from the Financial Supervisory Service to use the new model with respect to Basel II credit risks related to Shinhan Bank’s retail exposures. In addition, Shinhan Bank received another approval in 2016 for LGD data processing using the AIRB approach in order to reflect changes in economic conditions such as prolonged recovery periods and low interest rates, and the newly approved LGD data processing will replace existing LGD data processing for both retail and SOHO exposures.
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

Supervision and Regulation
Principal Regulations Applicable to Financial Holding Companies
General
The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on April 20, 2021, Law No. 18128). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.
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
~~W~~
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
~~W~~
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

(i)	any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group;

(ii)	any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than ~~W~~ 2 trillion;

(iii)	any mutual fund in which the same shareholder group identified in item (i) or (ii) above holds more than 4% of the total shares issued and outstanding of such mutual fund;

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
Expanded Business Scope of Financial Investment Companies
Under the previous regulatory regime in Korea, it was difficult for a financial institution to explore a new line of business or expand upon its existing line of business. For example, a financial institution licensed as a securities company generally could not engage in the asset management business. In contrast, under the Financial Investment Services and Capital Markets Act, pursuant to the integration of its current business involving financial investment products into a single Financial Investment Business, a licensed Financial Investment Company is permitted to engage in all types of Financial Investment Businesses, subject to compliance with the relevant regulations, for example, maintaining an adequate “Ethical Screens,” to the extent required. As to incidental businesses (i.e., a financial related business which is not a Financial Investment Business), the Financial Investment Services and Capital Markets Act generally allows a Financial Investment Company to freely engage in such incidental businesses by shifting away from the previous system of permitting only the listed activities towards a more comprehensive system. In addition, a Financial Investment Company is permitted (i) to outsource marketing activities by contracting with “introducing brokers” that are individuals but not employees of the Financial Investment Company, (ii) to engage in foreign exchange business related to their Financial Investment Business and (iii) to participate in the settlement network, pursuant to an agreement among the settlement network participants.
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
If the Financial Services Commission deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the Financial Services Commission may order, among others:

•	capital increases or reductions;

•	suspension of officers’ performance of their duties and appointment of custodians;

•	stock cancellations or consolidations;

•	transfers of a part or all of business;

•	sale of assets and bar on acquisition of high-risk assets;

•	closures or downsizing of branch offices or workforce;

•	mergers or becoming a subsidiary under the Financial Holding Companies Act of a financial holding company;

•	acquisition of a bank by a third party;

•	suspensions of a part or all of business operation (not more than six months in the case of suspension of all business operations); or

•	assignments of contractual rights and obligations relating to financial transactions.

Capital Adequacy
The Banking Act requires nationwide banks to maintain a minimum paid-in
capital of
~~W~~
100 billion and regional banks to maintain a minimum
paid-in
capital of
~~W~~
25 billion.
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

(i)
for those banks adopting a standardized approach for calculating credit risk-weighted assets, the risk-weight ratio of 35% (only in the case where the loan is fully secured by a first ranking mortgage) but, with respect to high risk home mortgage loans (even if such loans are fully secured by a first ranking mortgage) the risk-weight ratio of 50% and 70% for second-level high risk home mortgage loans; and

(ii)
for those banks adopting an internal ratings-based approach for calculating credit risk-weighted assets, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined in the Detailed Regulations on the Supervision of the Banking Business.

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

•
20% of substandard credits (or 10% in the case of substandard credits comprising assets for which the bank has the right to receive payment in priority pursuant to the Corporate Restructuring Promotion

Act of Korea or Paragraph 180, Subparagraph 2 of the Debtor Rehabilitation and Bankruptcy Act of Korea (the “Priority Assets”), 20% in the case of normal credits comprising loans to individuals and households, 65% in the case of substandard credits comprising credit card loans and 60% in the case of substandard credits comprising other credit card receivables);

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
As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group and Shinhan Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, from 2016 through 2022. According to the instructions of the Financial Services Commission, domestic systematically important banks including Shinhan Bank have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%, and the Financial Supervisory Service has maintained the countercyclical capital buffer requirement at 0% for the first quarter of 2022. The Detailed Regulation on the Supervision of the Banking Business was also amended on June 30, 2018 to add “concentration of risk in the retail sector” as an additional criterion when the Financial Supervisory Service evaluates the risk management systems of Korean banks.
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
In April 2020, in response to the
COVID-19
pandemic, the Financial Services Commission temporarily lowered the liquidity coverage ratio requirement from 100% to 85% and the foreign currency liquidity coverage ratio requirement from 80% to 70%. These temporary lower ratio requirements will apply through and beginning July 1, 2022, the lowered liquidity coverage ratio requirement will be gradually increased to 100% by June 30, 2023, and the lowered foreign currency liquidity coverage ratio requirement will be increased to 80% as of July 1, 2022.
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
Won-denominated
loans of not less than
~~W~~
2 trillion in value as of the last month of the immediately preceding quarter to maintain a ratio of
Won-denominated
loans (excluding certain types of loans using funds borrowed from Korea Development Bank or the Government or loans made under certain operational rules of Korea Federation of Banks) to
Won-denominated
deposits (excluding certificates of deposit) and the balance of the covered bonds under the Act on Issuance of Covered Bonds, the maturity of which is not less than five years (only in case when such financing from the issuance of covered bonds is used in Won currency and up to 1% of
Won-denominated
deposits) of no more than 100%. Since January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. In response to the
COVID-19
pandemic, on April 20, 2020, the Financial Services Commission announced a series of measures to temporarily ease the regulations on loan-to-deposit
ratio. In particular, until March 2022, the
loan-to-deposit
ratio maximum of 100% was temporarily increased to 105%, and corporate loans to SOHOs extended since January 1, 2020 to December 2021 was also subject to a multiple of 85% provided such loans are not real estate related. On March 30, 2022, the Financial Services Commission announced plans to cease the temporary easement of regulations relating to the loan-to-deposit
ratio as of June 30, 2022 and to gradually normalize the
loan-to-deposit
ratio back down to 1:1 (100%) beginning July 1, 2022. Shinhan Bank’s loan-to-deposit
ratio as of December 31, 2021 was 99.05%, based on monthly average balances.
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
Interest Rates
Korean banks remain dependent on the acceptance of deposits as their primary source of funds. Currently, there are no legal controls on interest rates on bank loans in Korea, except for the cap of 20.0% per annum on interest rates on loans to individuals or small corporations, as defined under the Framework Act on Small and Medium Enterprises under the Act on Registration of Credit Business, Etc. and Protection of Finance Users.
Lending to Small- and
Medium-sized
Enterprises
When commercial banks (including Shinhan Bank) make
Won-denominated
loans to certain startup, venture, innovative and other strategic small- and medium-sized
enterprises specially designated by the Bank of Korea as “priority borrowers,” the Bank of Korea generally provides the underlying funding to these banks at concessionary rates for up to 50% of all such loans made to the priority borrowers subject to a monthly-adjusted limit prescribed by the Bank of Korea provided that if such loans to priority borrowers made by all commercial banks exceed the prescribed limit for a given month, the concessionary funding for the following month will be allocated to each commercial bank in proportion to such bank’s lending to priority borrowers two months prior to the time of such allocation, which has the effect that, if a particular bank lags other banks in making loans to priority borrowers, the amount of funding such bank can receive from the Bank of Korea at concessionary rates will be proportionately reduced.
Disclosure of Management Performance
For the purpose of enforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Services Commission requires commercial banks to disclose certain matters as follows:

•
loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated pursuant to the criteria under the Detailed Regulations promulgated under the Regulation on the Supervision of the Banking Business), except where the loan exposure to a single business group is not more than
~~W~~
4 billion; and

•
any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, except where the loss is not more than
~~W~~
1 billion.

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
~~W~~
20 million in the case of a general loan, (2)
~~W~~
50 million in the case of a general loan plus a housing loan, or (3)
~~W~~
60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; and

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to ~~W~~ 20 million or general and housing loans of up to ~~W~~ 50 million in the aggregate.

Recent Regulations Relating to Retail Household Loans
The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•
as to any new loans secured by houses (including apartments) located nationwide, the loan-to-value
ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) shall not exceed 70%;

•
as to any new loans secured by houses (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the Government, the loan-to-value
ratio should not exceed 40%, except that such maximum
loan-to-value
ratio is 50% for
low-income
households that (i) have an annual income of less than
~~W~~
80 million (or
~~W~~
90 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price
housing valued at equal or less than
~~W~~
600 million;

•
as to any new loans secured by high-priced houses (including apartments) located in areas of excessive investment or high speculation for which the price exceeds
~~W~~
900 million (based on evaluation data of a certified rating institution and the detailed standards as determined by the director of the Financial Supervisory Service), the loan to value ratio should not exceed 40% for a housing price of
~~W~~
900 million or less and shall not exceed 20% for a housing price exceeding
~~W~~
900 million;

•
as to any new loans secured by houses (including apartments) located nationwide to be extended to a household that already owns one or more houses, the maximum loan-to-value
ratio must be adjusted to 10% lower than the applicable
loan-to-value
ratio described above;

•
any new loans secured by houses (including apartments) located in areas of excessive investment or high speculation to a household that already owns one or more houses are not permitted unless otherwise specified by the applicable regulations;

•
any new loans secured by high-priced houses (including apartments) located in areas of excessive investment or high speculation for which the price exceeds
~~W~~
1.5 billion (based on evaluation data of a certified rating institution and the detailed standards as determined by the director of the Financial Supervisory Service) are generally prohibited;

•
as to any new loans secured by houses (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the Government, the borrower’s debt-to-income
ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and existing mortgage and home equity loans and (y) the interest on other debts of the borrower over (2) the borrower’s annual income) should not exceed 40%, except that such maximum debt-to-income
ratio is 50% for
low-income
households that (i) have an annual income of less than
~~W~~
80 million (or
~~W~~
90 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price
housing valued at equal or less than
~~W~~
600 million;

•
as to any new loans secured by apartments to be extended to a household that already owns one or more houses but wishes to purchase additional houses located in an unregulated Seoul metropolitan area, the maximum debt-to-income
ratio must be adjusted to 10% lower than the applicable
debt-to-income
ratio described above; and

•
as to any new loans extended to a household that has already obtained (i) a loan secured by housing (including apartments) located in areas of excessive investment, high speculation or adjustment target, in each case, as designated by the government, where the price exceeds
~~W~~
600 million (based on the data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), (ii) more than
~~W~~
100 million in credit loans or (iii) more than
~~W~~
200 million in total loans, the borrower’s debt-service-ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities, including the loans secured by such high-priced housing, divided by (2) the borrower’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

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
~~W~~
2 trillion; (3) any mutual fund in which the same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding; (4) a private equity fund (under the Financial Investment Services and Capital Markets Act) where (i) the general partner of such private equity fund, (ii) the limited partner whose equity holding ratio in such private equity fund is 10% or more, or (iii) the limited partners, being member companies of a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act, whose aggregate equity holding ratio in such private equity fund is 30% or more falls under either of item (1) to (3) above; or (5) a special purpose company of a private equity fund where a private equity fund, as described in item (4) above, owns 4% or more of the special purpose company’s issued and outstanding shares or has actual control over the major business affairs of the special purpose company through, for example, appointment and dismissal of the officers – may not acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares, provided that such non-financial
business group companies may acquire beneficial ownership of:

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
Deposit Insurance System
The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Banking Act, including Shinhan Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of
~~W~~
50 million per an individual for deposits and interest in a single financial institution, regardless of when the deposits were made and the size of the deposits.
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
In 2018, regulatory authorities are encouraging financial institutions to lower the ATM usage fees in order to decrease the financial expense burden on consumers. Further, in light of the increasing household debt, regulatory authorities are encouraging financial institutions to gradually increase the proportion of the principal of retail loans that are subject to the fixed interest rates from 14% in 2012 to 45% by 2017.
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
paid-in
capital amount of: (i)
~~W~~
20 billion in the case of a specialized credit financial business company which wishes to engage in no more than two kinds of core businesses (i.e., credit card, installment finance, leasing and new technology business) and (ii)
~~W~~
40 billion in the case of an specialized credit financial business company, which wishes to engage in three or more kinds of core businesses.
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
~~W~~
10,000) in connection with issuance of credit cards; (ii) solicitation on streets and private roads as prescribed under the Road Act and Private Road Act, public place and corridors used by the general public; (iii) solicitation through visits, except those visits made upon prior consent and visits to a business area; (iv) solicitation through pyramid sales methods; and (v) solicitation through the Internet, as further discussed below.
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
A financial investment company may also engage in certain businesses ancillary to the primary business or certain other additional businesses by submitting a report to the Financial Services Commission within two weeks from the commencement of the business without obtaining any separate license. Approval to merge with any other entity or to transfer all or substantially all of a business must also be obtained from the Financial Services Commission.
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
Regulations on Financial Soundness — Capital Adequacy
The Financial Investment Services and Capital Markets Act sets forth various types of brokerage and/or dealing business licenses based on (i) the scope of products and services that may be provided by each type of the brokerage and/or dealing licensee and (ii) the type of customers to which such products and services may be provided. For example, a financial investment company engaged in the brokerage, dealing and underwriting businesses with retail investors as well as professional investors in connection with all types of securities is required to have a minimum paid-in
capital of
~~W~~
53 billion in order to obtain a license for such brokerage, dealing and underwriting businesses.
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
Capital Adequacy
The Insurance Business Act requires a minimum
paid-in
capital of
~~W~~
30 billion for an insurance company; provided, that, the insurance company which intends to engage in only certain types of insurance policies may have a lower paid-in
capital pursuant to the Presidential Decree of the Insurance Business Act.
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
~~W~~
20 million in the case of a general loan, (2)
~~W~~
50 million in the case of a general loan plus a housing loan, or (3)
~~W~~
60 million in the aggregate for general loans and housing loans.

In addition, insurance companies are not allowed to exceed the following limits in making the following investments:

•	with respect to holding foreign currency under the Foreign Exchange Transaction Act or owning offshore real estate, 50% of its Total Assets; and

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
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010 in response to the financial crisis, impacts the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically important institutions, over-the-counter
and cleared derivatives, the ability of banking entities, including
non-U.S.
banks with branches in the U.S., like us, to engage in proprietary trading activities and invest in hedge funds and private equity funds (the so-called
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
Capital Requirements
. The FDIC imposes capital adequacy standards on state-chartered banks like Shinhan Bank America. The “prompt corrective action” framework under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. In order for our U.S. bank subsidiary to be classified as “well capitalized,” which is necessary in order for us to maintain our financial holding company status, it must maintain a minimum 5% Tier I leverage ratio, a 6.5% common equity Tier I capital ratio, a 8% Tier I risk-based capital ratio and a 10% total risk-based capital ratio.
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
As of December 31, 2021, Shinhan Bank America exceeded all of the capital ratio standards for a well-capitalized bank with a Tier I leverage ratio of 11.18%, a common equity Tier I risk-based capital ratio of 15.93%, a Tier I risk-based capital ratio of 15.93% and a total risk-based capital ratio of 16.76%.
Activities and Investments of New York-Chartered Banks
. Shinhan Bank America derives its lending, investment and other authority primarily from the applicable provisions of New York State Banking Law and the regulations of the Department, as well as FDIC regulations and other federal laws and regulations. See “– Activities and Investments of FDIC-Insured State-Chartered Banks” below. These New York laws and regulations authorize Shinhan Bank America to invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, State and local governments and agencies, and certain other assets. A bank’s aggregate lending powers are not subject to percentage of asset limitations, but, as discussed below, there are limits on the amount of credit exposure that a bank may have to a single borrower or group of related borrowers. A New York-chartered bank may also exercise trust powers upon approval of the Department. Shinhan Bank America does not currently have trust powers.
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
Regulatory Enforcement Authority
. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist
or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. On June 12, 2017, Shinhan Bank America entered into a consent order with the FDIC with respect to certain weaknesses relating to its anti-money laundering compliance program. Shinhan Bank America has taken corrective measures and provides periodic reports to the FDIC with regard to such matters.
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
FDIC Insurance
. Shinhan Bank America’s deposits are insured by the FDIC. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC.
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
Brokered Deposits
. Under federal law and applicable regulations, (i) a well-capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case
basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. In January 2021, the FDIC adopted rules on aspects of FDIC’s brokered deposit and interest rate regulations. The impact of these rules on Shinhan Bank America’s operations in the future is uncertain. Shinhan Bank America had an aggregate amount of US$30 million of brokered deposits outstanding as of December 31, 2021.
Community Reinvestment and Consumer Protection Laws
. In connection with its lending activities, Shinhan Bank America is subject to a variety of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. Included among these are the Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act,
Truth-in-Lending
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
In December 2019, the FDIC and the Office of the Comptroller of the Currency (“OCC”) proposed comprehensive amendments to the CRA, which would significantly affect the manner in which banks seek to satisfy their CRA obligations (including by modifying incentives for banks to lend to, invest in, and provide services to their communities generally, and in low-
and moderate-income (“LMI”) areas, in particular) and modify the CRA examination process for all but the smallest banks by moving from the current subjective rating system to a “metric-based” rating system. On May 20, 2020, the OCC finalized comprehensive amendments to the CRA (“2020 CRA Rules”). In December 2021, the OCC rescinded the 2020 CRA rules and replaced them with CRA regulations based on those adopted jointly by the U.S. banking agencies in 1995, as amended. The OCC indicated that the rescission of the 2020 CRA Rules was intended to facilitate the ongoing interagency work to modernize the CRA regulatory framework. It remains unclear whether the FDIC or other regulatory agencies will adopt final rules amending the CRA and, if such rules were to be adopted, we cannot predict at this time the extent to which the scope of such final rules would resemble or maintain the CRA regulations that are currently in effect. It also remains unclear whether any other particular legislative or regulatory proposals will be enacted or adopted concerning CRA requirements applicable to us. To the extent any such final amendments to CRA requirements applicable to us are adopted, such regulatory developments may impact the ability of Shinhan Bank America to achieves “satisfactory” CRA performance ratings.
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

Limitations on Dividends
. The payment of dividends by Shinhan Bank America is subject to various regulatory requirements. Under New York State Banking Law, a New York-chartered stock bank may declare and pay dividends out of its net profits, unless there is an impairment of capital, but approval of the Superintendent of Banks is required if the total of all dividends declared in a calendar year would exceed the total of its net profits for that year combined with its retained net profits of the preceding two years, subject to certain adjustments.
Assessments
. Banking institutions are required to pay assessments to both the FDIC and the Department to fund the operations of those agencies. The assessments are based upon the amount of Shinhan Bank America’s total assets. Shinhan Bank America must also pay an examination fee to the Department when it conducts an examination.
Transactions with Related Parties
. Shinhan Bank America’s authority to engage in transactions with related parties or “affiliates” (i.e., any entity that controls or is under common control with an institution) is limited by Sections 23A and 23B of the Federal Reserve Act. Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the institution and also limits the aggregate amount of transactions with all affiliates to 20% of the institution’s capital and surplus. The term “affiliate” includes, for this purpose, us and any company that we control other than Shinhan Bank America and its subsidiaries.
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
Standards for Safety and Soundness
. FDIC regulations require that Shinhan Bank America adopt procedures and systems designed to foster safe and sound operations in the areas of internal controls, information systems, internal and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings and compensation, fees and benefits. Among other things, these regulations prohibit compensation and benefits and arrangements that are excessive or that could lead to a material financial loss. If Shinhan Bank America fails to meet any of these standards, it will be required to submit to the FDIC a plan specifying the steps that will be taken to cure the deficiency. If it fails to submit an acceptable plan or fails to implement the plan, the FDIC will require it to correct the deficiency and until corrected, may impose restrictions on it.
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
We currently have 17 direct and 34 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

1)	We and our subsidiaries currently own 96.74% in the aggregate.
2)	We and our subsidiaries currently own 34.6% in the aggregate.
3)	We and our subsidiaries currently own 18.9% in the aggregate.
4)	We and our subsidiaries currently own 14.21% in the aggregate.
5)	SBJ BANK own 100% in the aggregate.

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Bank (Cambodia) PLC (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	PT Bank Shinhan Indonesia (incorporated in Indonesia);

•	Banco Shinhan de Mexico (incorporated in Mexico);

•	LLP MFO Shinhan Finance (incorporated in Kazakhstan);

•	PT Shinhan Indo Finance (incorporated in Indonesia);

•	Shinhan Microfinance Co., Ltd. (incorporated in Myanmar);

•	Shinhan Vietnam Finance Company Ltd. (incorporated in Vietnam);

•	Shinhan Investment Corp., USA Inc. (incorporated in the United States);

•	Shinhan Investment Corp., Asia Ltd. (incorporated in Hong Kong);

•	Shinhan Securities Vietnam Co., Ltd. (incorporated in Vietnam);

•	PT Shinhan Sekuritas Indonesia (incorporated in Indonesia);

•	Shinhan Asset Management Indonesia (incorporated in Indonesia);

•	Shinhan Asset Management (Hong Kong) Limited (incorporated in Hong Kong);

•	Shinhan DS Vietnam Co. Limited (incorporated in Vietnam); and

•	SBJ DNX (incorporated in Japan).

ITEM 4.D.	Properties
The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513	59,519	5,418
Shinhan Card headquarters	100, Eulji-ro, Jung-gu, Seoul, Korea 04551	65,774	4,634
Shinhan Investment Corp.	70, Yeoui-daero, Yeoungdeungpo-gu, Seoul, Korea 07325	70,170	4,765
Shinhan Centennial Building	29, Namdaemun-ro 10-gil, Jung-gu, Seoul, Korea 04540	19,697	1,389
Shinhan Bank Gwanggyo Branch	54, Cheonggyecheon-ro, Jung-gu, Seoul, Korea 04540	16,727	6,783
Shinhan Myongdong Branch	43, Myeongdong-gil, Jung-gu, Seoul, Korea 04534	8,936	1,017
Shinhan Youngdungpo Branch	27, Yeongjung-ro, Yeoungdeungpo-gu, Seoul, Korea 07301	6,171	1,983

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Shinhan Back Office Support Center	1311, Jungang-ro, Ilsandong-gu, Goyang-si, Gyeonggi-do, Korea 10401	25,238	5,856
Shinhan Bank Back Office and Call Center	251, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06225	40,806	7,964
Shinhan Bank Back Office and Storage Center	1221, 1sunwhan-ro, Sangdang-gu, Cheongju-Si, Chungcheongbuk-do, Korea 28777	6,019	5,376
Shinhan Card Yoksam-Dong Building	176, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06248	7,348	1,185
Shinhan Data Center	67, Digital Valley-ro, Suji-gu, Yongin-si, Gyeonggi-do, Korea 16878	45,277	9,114
Our subsidiaries own or lease various land and buildings for their branches and sales offices.
As of December 31, 2021, Shinhan Bank had a countrywide network of 784 branches. Approximately 25% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. Lease terms are generally between two to three years and generally do not exceed five years. As of December 31, 2021, Jeju Bank had 31 branches of which we own 12 of the buildings in which the facilities are located, representing 39% of its total branches. Lease terms are generally between one to two years and seldom exceed five years.
As of December 31, 2021, Shinhan Card had 29 branches, including its headquarters, all but three of which were leased. Lease terms are generally between one to two years. As of December 31, 2021, Shinhan Investment had a nationwide network of 82 branches of which we own five of the buildings in which the facilities are located, representing 6.1% of its total branches in Korea. Lease terms are generally between one to two years. As of December 31, 2021, Shinhan Life Insurance had 222 branches, which we lease for a term of generally one to two years.
The net book value of all the properties owned by us on December 31, 2021 was
~~W~~
2,930 billion. We do not own any material properties outside of Korea.

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
Overview
We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal
network. According to reports by the Financial Supervisory Service, we are the second largest financial services provider in Korea (as measured by consolidated total assets as of December 31, 2021) and operate the second largest banking business (as measured by consolidated total bank assets as of December 31, 2021) and the largest credit card business (as measured by total credit purchase volume in 2021) in Korea.
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
In 2020, the average volume of retail loans increased by 8.3% from 2019, primarily as a result of continued increase in home rental long-term deposit loans. In 2020, the average volume of corporate loans increased by 10.2% from 2019, primarily as a result of an increase in facilities loans.
In 2021, the average volume of retail loans increased by 8.9% from 2020, primarily as a result of continued increase in home rental long-term deposit loans. In 2021, the average volume of corporate loans increased by 10.2% from 2020, primarily as a result of policies to support small and medium sized enterprises amidst the prolonged
COVID-19
pandemic.
From 2019 to 2020, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased primarily due to decreases in the base interest rate by the Bank of Korea from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020. Shinhan Bank’s net interest income increased by 1.0% from
~~W~~
5,872 billion in 2019 to
~~W~~
5,928 billion in 2020. Net interest income after provision for loan losses amounted to
~~W~~
5,501 billion and
~~W~~
5,284 billion in 2019 and 2020 respectively. Shinhan Bank’s operating income decreased by 10.7% from
~~W~~
3,263 billion in 2019 to
~~W~~
2,914 billion in 2020.
From 2020 to 2021, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased primarily due to a decrease in the weighted average base interest rate set by the Bank of Korea from 0.71% in 2020 to 0.61% in 2021. The average balance increased for both interest-earning assets and interest-bearing liabilities. Shinhan Bank’s net interest income increased by 11.5% from
~~W~~
5,928 billion in 2020 to
~~W~~
6,611 billion in 2021. Net interest income after provision for loan losses amounted to
~~W~~
5,284 billion and
~~W~~
6,265 billion in 2020 and 2021, respectively. Shinhan Bank’s operating income increased by 23.1% from
~~W~~
2,914 billion in 2020 to
~~W~~
3,587 billion in 2021.
As for Shinhan Card, its operating revenue is largely dependent on transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general Korean economy, such as general consumer spending patterns in Korea. Shinhan Card’s operating revenues increased by 5.1% from
~~W~~
3,892 billion in 2019 to
~~W~~
4,091 billion in 2020, largely due to an increase in net foreign currency transaction gain mainly incurred in the transactions on bonds and borrowings in foreign currency, due to a decline in foreign currency exchange rates amid stronger valuation of the Won. In addition, fees and commission income increased by 3.3% from
~~W~~
1,432 billion in 2019 to
~~W~~
1,479 billion in 2020, primarily as a result of an increase in fees and commission income from lease operations as a result of expansion of operations, such as purchasing operating assets. Shinhan Card’s operating revenues increased by 6.6% from
~~W~~
4,091 billion in 2020 to
~~W~~
4,360 billion in 2021, largely due to an increase in gains on hedging items as well as a decrease in losses on hedging items resulting from the change in foreign currency exchange rates. In addition, fees and commission income increased by 9.4% from
~~W~~
1,479 billion in 2020 to
~~W~~
1,618 billion in 2021, primarily as a result of an increase in fees and commission income from lease operations and, to a lesser extent, an increase in fees income on credit cards, which was offset in part by a decrease in fees expense on credit cards.
The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2021 and our current outlook for 2022 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2022.
Trends in the Korean Economy
In 2021, it is estimated that the global economy recorded a growth rate of approximately 5% in part due to active policy responses from countries in order to recover from the pandemic. While advanced countries were more successful in recovering to pre-pandemic
growth levels during the first half of 2021 by supporting weakened consumer spending through fiscal expansion and strengthening public health systems, emerging countries still suffered through a sluggish economy amidst low vaccination rates.
The U.S. economy recorded its highest growth rate in 37 years, driven by a significant increase in personal consumption, the majority coming from within the U.S. Unemployment rate also dropped significantly from 6.7% as of December 31, 2020 to 3.9% as of December 31, 2021. However, labor force participation rate remains lower than pre-pandemic
levels due to the spread of the Delta and Omicron variants and increased retirement of the baby boomer generation. In 2022, the U.S. economy is expected to grow at a rate that would be slightly lower than 2021. Although personal consumption growth is expected to slow slightly due to the base effect of the previous year and the waning effect of the government’s income support, personal consumption levels are expected to continue recovery, particularly as service consumption is expected to increase with the easing of social distancing measures. High inflation rates, combined with supply chain turmoil and demand-side pressure, lurk as risk factors for the U.S. economy in 2022 and beyond.
The European Union achieved an economic growth rate of approximately 5.2% in 2021, supported by expansive fiscal and monetary policies, as well as increased supply of
COVID-19
vaccines. While government spending, product consumption, and product exports drove the recovery, facility investment and service consumption remained somewhat sluggish. The European Union is expected to record a lower growth rate in 2022 compared to 2021 as economic activity levels continue to moderately recover.
China recorded a steep economic growth rate of 18% during the first quarter of 2021, but the growth rate slowed to 4% during the second half of 2021 as China’s
“Zero-COVID-19”
policy disrupted production and reduced consumption, and the slowing of the real estate economy amidst the Hengda default and resulting slowing within the construction sector as well. In 2021, the Chinese economy recorded an annual growth rate of 8.1%, which was in part due to the base effect of the sluggishness of 2020. China’s economic growth rate is expected to be lower in 2022 compared to 2021 as high-intensity quarantine policies continue, together with the increased deleveraging of real estate and strengthening of corporate regulations in accordance with the Xi Jinping government’s co-wealth
policy, aided by the lowering of the loan prime rate in December 2021 and February 2022.

The Korean economy achieved a growth rate of approximately 4% in 2021 owing to robust exports of key products and a recovery of private consumption and an increase in
COVID-19
vaccination rates. The
so-called
“Big Three” industries (electric vehicles, semiconductors and biomedical technologies), which received significant Government support, achieved record-high exports in 2021. The growth rate decreased by 0.3% in the third quarter of 2021 compared to the same period of 2020 due to the spread of the Delta variant and deepening global supply bottlenecks. In particular, personal consumption, which drove growth in the second quarter, declined by 0.2% in the third quarter of 2021 compared to the second quarter of 2021 as consumption of services decreased amidst stronger social distancing measures. In the fourth quarter of 2021, levels of exports, consumption and construction increased, resulting in the growth rate increasing by 1.1% compared to the same period of 2020. Exports of semiconductors, petrochemicals, machinery, and equipment increased, resulting in increased facility investment. Private consumption increased by 1.7%. Social distancing restrictions were eased as part of the Government’s “With
COVID-19”
policy but were later strengthened again due to the wide spread of the Omicron variant. However, consumers became less sensitive to such restrictions as a result of fatigue from the prolonged
COVID-19
situation, and the Korean economy ended up recording a growth rate of 4.0% for the year 2021.
In 2022, the Korean economy is expected to experience moderate growth as exports and investment continue to improve, while private consumption is also expected to gradually recover with the Government’s implementation of “With
COVID-19”
policy. Exports are expected to improve as IT exports, including semiconductors, which are Korea’s major export, will likely increase in volume as a result of the global economic recovery from
COVID-19.
Private consumption may experience slower recovery as concerns about health risks persist, as evidenced by the repeated strengthening and easing of social distancing measures by the Government in response to the
COVID-19
situation. The Government is planning large-scale fiscal expenditures in 2022, focusing on employment and welfare. Furthermore, the Government plans to increase investment in industries that promote carbon-neutral, eco-friendly,
and digital economy in order to respond to global competition and secure future growth drivers in fields including data, network, artificial intelligence, gene technology and the so-called “Big Three” industries (electric vehicles, semiconductor and biomedical technologies). The Government is also expected to expand investment to narrow the socioeconomic gap that
COVID-19
has worsened. Negative consumer sentiment in relation to
COVID-19
is gradually weakening, which may promote recovery in consumption. However, the future growth of Korean economy is highly uncertain as there are multiple risk factors such as the unpredictability of
COVID-19
situation, prolonged global inflation, accelerated monetary tightening in major economies, and the possibility of an economic slowdown in China.
In response to the U.S. Federal Reserve Board’s increase in base rate which is expected to continue throughout 2022, the Bank of Korea also raised the base rate by 25 basis points in each of November 2021, January 2022 and April 2022. The base rate may be increased further, depending on the global and domestic economic conditions. In addition, the supplementary budget to be implemented following the presidential election and resulting issuance of treasury bonds may exert pressure on market interest rates. In Korea, household debt has reached an all-time
high of more than W1,800 trillion, and further increases in base rate are likely to have a negative impact on consumption, given the household debt burden. While the financial aid packages offered to small business owners hit by
COVID-19
are expected to lessen, the financial burden to small businesses are likely to grow. Moreover, the U.S. dollar is expected to strengthen due to the possibility of accelerated monetary tightening in the U.S. and the growing preference for safe assets as geopolitical risks such as the U.S.-China tensions and the Russia-Ukraine conflict. The Russia-Ukraine conflict may result in volatility in international raw material costs and a slowdown in cross border trades, slowing the recovery in exports. The volatility of the won-dollar
exchange rate is expected to increase in 2022 as internal and external uncertainties continue to grow.
Recent Developments and Outlook for the Korean Financial Sector
Commercial Banking
Since the financial crisis in 2008, the asset size of Korean commercial banks has consistently grown year over year, including in 2021. Asset quality of commercial banks in Korea continued to improve, primarily as a result of Korean commercial banks’ risk management efforts as well as, more recently,
Government-led
financial

support programs introduced in response to the
COVID-19
pandemic such as loan rescheduling and principal and interest payment deferral programs. Household loans as well as corporate loans increased amidst
Government-led
financial support programs implemented in response to the
COVID-19
pandemic as well as an increase in Government expenditures and fiscal stimulus measures. However, net income for Korean commercial banks increased in 2021 compared to 2020, primarily due to high growth in loan assets and improvement in net interest margin following interest rate hike.
In 2022, asset growth for commercial banks in Korea is expected to slow due to a variety of factors, including the Russia-Ukraine conflict and the subsequent economic slowdown and global inflation, implementation of revised Basel III, volatility in the base interest rate and the continued strengthening of the Government’s policies to curb growth of household debt. Moreover, the prolonged
COVID-19
pandemic may lead to an increase in defaults on loan payments, particularly small- and medium-sized
enterprises, which may lead to an increase in delinquency and a have a negative impact on the asset quality of commercial banks. In addition, as the demand for consumer protection in investment products increases, the banks’ organization and key performance indicators are expected to be readjusted, and fees and commission income generally is expected to decrease. Competition between banks and fintech firms is expected to further intensify due to the introduction of open banking and implementation of MyData service. The resulting competition is expected to go beyond traditional price-based competition, requiring banks to focus on recruiting talented and innovative individuals and also on offering customized products and services based on big data analysis and integrating financial services with customers’ daily life patterns in order to attract high net-worth
individuals and younger customers. The Government’s policies focusing on protection of consumers and encouraging inclusive financial policies are also expected to lead to further competition among banks for relevant businesses, such as businesses to support the middle class, socially disadvantaged classes, small businesses and startups. Environmental, social, and governance (ESG) issues, as well as the opportunities and risks associated with them, are becoming increasingly important to commercial banks. We believe that strengthening risk management capabilities will become increasingly important and have a more direct impact on the financial performance of commercial banks in Korea.
Credit Cards
In 2021, the prolonged impact of
COVID-19
increased uncertainty in the Korean credit card industry, and a series of challenges contributed to the market’s volatility, including increased “untact”
(non-face-to-face)
consumption, uncertain economic forecasts, a complex regulatory environment, and growing competition with fintech companies. Despite the challenging market environment, the scale and profitability of Korean credit card businesses have increased as a result of the Government’s fiscal stimulus policies, which include consumption vouchers and subsidies, proactive business diversification into automobile finance, non-member
loans, and data, and cost-cutting efforts through digital transformation.
In 2022, searching for proactive and prompt responses to long-term changes resulting from the
COVID-19
crisis is expected to be the key challenge faced by the Korean credit card industry. Credit card companies are required to manage emerging issues in traditional financial services business, which includes efficient financing and household debt risk management, as well as to effectively respond to increasingly stringent regulatory environments, which include reduced merchant fees and tightened debt-to-service
ratio regulations on financial products. Additionally, the role of digital platforms is expected to grow in importance as integrated financial services such as open banking and MyData have become prevalent, requiring credit card companies to develop customer-friendly digital platforms. As a result, credit card companies will need to enhance their core financial services business capabilities, while also evolving and innovating their digital business in order to satisfy the demanding needs of credit card customers.
Securities
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
In 2022, securities companies are expected to face a difficult business environment as a result of the market uncertainty and fierce competition. Increasing volatilities in financial indices and interest rates are expected to weaken financial market sentiments, and competition with fintech companies and other securities companies is expected to intensify. The brokerage services industry is also implementaing systematic changes in response to the Government’s strengthening financial consumer protection measures. Competition for expanding ICT infrastructure is expected to intensify further in order to develop future growth opportunities created by the increase in digital service users and tech-savvy young customers.
Life Insurance
In 2021, the life insurance industry’s overall revenue continued to decline due to a persisting low interest rate environment, competition against tech companies who have been expanding into the life insurance market, slowing growth of the economy, an aging population and low birthrates.
In 2022, the life insurance industry’s overall profitability is expected to continue to decline as the factors mentioned above continue to persist, and it is expected that risk management and underwriting (risk takeover) capability will become an increasingly important factor in life insurance companies’ ability to strategically reduce business expenses, while the Government’s “With
COVID-19”
policy is expected to encourage private consumption and promote economic recovery. In addition, the demands for health insurance products and retirement pension insurance have increased steadily, and as a result it is expected that sales channels, products, and digital-based competitiveness will become more important in the future. As the line between financial and non-financial
sectors become blurry and the life insurance market matures, we expect overall growth potential for the industry to be limited and the importance of developing differentiated products and services tailored to customers’ individualized needs and expanding digital-based customer services to become increasingly important. In addition, the Korean Insurance Capital Standards regulations are expected to be implemented by 2023 and will require insurance companies to apply market price valuation to their assets and liabilities in calculating capital requirement ratios in line with the new IFRS 17 accounting standards, thereby posing further challenges which may result in increased volatility for Korean life insurance companies.
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
Asset Management
The total amount of assets under management by Shinhan Asset Management, decreased by 1.2% to
~~W~~
68.0 trillion as of December 31, 2021 from
~~W~~
68.8 trillion as of December 31, 2020. The total amount of fund assets under management decreased by 1.4% to
~~W~~
57.8 trillion as of December 31, 2021 from
~~W~~
58.6 trillion as of December 31, 2020. The total amount of discretionary investment contracts decreased by 6.3% to
~~W~~
22.3 trillion as of December 31, 2021 from
~~W~~
23.8 trillion as of December 31, 2020. Operating profit increased by 23.2% to
~~W~~
430 billion in 2021 from
~~W~~
349 billion in 2020 and net profit increased by 20.6% to
~~W~~
32.2 billion in 2021 from
~~W~~
26.7 billion in 2020 due primarily to
one-off
factor from compensation for performance related to solar power in Japan.
In 2022, diversification of investment strategies is expected to continue due to increased liquidity in the financial markets. In particular, direct investment and demand for alternative investment opportunities, such as real estate and alternative assets, is expected grow as investors seek to offset increases in base interest rates with high-yield investment products. In addition, it is expected that interest in retirement pension-linked products will continue to grow, as will online sales. Such growth in alternative investments is expected to offer new opportunities; however, increasing market volatility due to governments’ monetary policies, prolonged
COVID-19
situation, stricter regulation on private equity activities and increased risk of class action suits from investors may pose additional risks.
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

	Corporate Bond Rates (1)	Treasury Bond Rates (2)	Certificate of Deposit Rates (3)	COFIX Balance- Based (4)	New COFIX Balance-Based (5)	COFIX New Borrowing-Based (6)
June 30, 2017	2.24	1.70	1.38	1.58	—	1.47
December 31, 2017	2.68	2.14	1.66	1.66	—	1.77
June 30, 2018	2.77	2.12	1.65	1.83	—	1.82
December 31, 2018	2.29	1.82	1.93	1.95	—	1.96
June 30, 2019	1.80	1.47	1.78	2.00	—	1.85
December 31, 2019	1.78	1.36	1.53	1.81	1.55	1.63
June 30, 2020	1.57	0.85	0.79	1.55	1.26	1.06
December 31, 2020	1.39	0.97	0.66	1.21	0.96	0.90
June 30, 2021	1.81	1.45	0.67	1.02	0.81	0.82
December 31, 2021	2.41	1.80	1.28	1.19	0.94	1.55

Source: Korea Financial Investment Association Bond Information Service
Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.
(2)	Measured by the yield on three-year treasury bonds.
(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).
(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.
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
The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2019					2020					2021
	Average Balance (1)		Interest Income/ Expense		Yield / Rate	Average Balance (1)		Interest Income/ Expense		Yield / Rate	Average Balance (1)		Interest Income/ Expense		Yield / Rate

	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks (2)	~~W~~	10,996	~~W~~	242	2.20%	~~W~~	12,099	~~W~~	142	1.17%	~~W~~	10,476	~~W~~	87	0.83%
Loans (3)
Retail loans		128,474		4,672	3.64		139,099		4,446	3.20		151,535		4,560	3.01
Corporate loans		158,797		5,686	3.58		174,937		5,272	3.01		192,743		5,331	2.77
Securities purchased with agreements to resell		4,028		61	1.51		3,751		35	0.94		3,685		31	0.85
Other corporate loans		154,769		5,625	3.63		171,186		5,237	3.06		189,058		5,300	2.80
Public and other loans		3,159		110	3.50		3,596		103	2.85		3,627		97	2.68
Loans to banks		3,969		107	2.69		5,597		76	1.35		6,019		46	0.76
Credit card loans		23,059		1,917	8.31		23,307		1,875	8.04		24,641		1,891	7.67

Total loans		317,458		12,492	3.94		346,536		11,772	3.40		378,565		11,925	3.15

Securities (4)		141,855		2,880	2.03		155,860		2,778	1.78		165,970		2,648	1.60
Other interest-earning assets		—		93	—		—		82	—		—		64	—

Total interest-earning assets	~~W~~	470,309	~~W~~	15,707	3.34%	~~W~~	514,495	~~W~~	14,774	2.87%	~~W~~	555,011	~~W~~	14,724	2.65%

Non-interest-earning assets
Cash and due from banks	~~W~~	12,731				~~W~~	14,574				~~W~~	17,291
Derivative assets		2,757					3,892					4,073
Property and equipment and intangible assets		9,229					9,537					9,488
Other non-interest-earning assets		32,028					36,016					39,693

Total non-interest-earning assets	~~W~~	56,745				~~W~~	64,019				~~W~~	70,545

Total assets	~~W~~	527,054	~~W~~	15,707		~~W~~	578,514	~~W~~	14,774		~~W~~	625,556	~~W~~	14,724

Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	~~W~~	40,379	~~W~~	171	0.42%	~~W~~	50,751	~~W~~	167	0.33%	~~W~~	65,907	~~W~~	209	0.32%
Savings deposits		77,652		452	0.58		91,474		293	0.32		106,172		243	0.23
Time deposits		147,479		2,830	1.92		154,516		2,262	1.46		153,718		1,620	1.05
Other deposits		9,297		192	2.07		8,482		121	1.42		11,180		102	0.91

Total interest-bearing deposits		274,807		3,645	1.33		305,223		2,843	0.93		336,977		2,174	0.65

Borrowings
Securities sold with agreements to repurchases		8,013		122	1.52		10,032		71	0.71		10,905		62	0.57
Other borrowings		24,323		429	1.77		28,288		356	1.26		31,018		269	0.87
Total interest-bearing borrowings		32,336		551	1.71		38,320		427	1.11		41,923		331	0.79
Debt securities issued		70,087		1,666	2.38		74,435		1,554	2.09		77,137		1,390	1.80
Other interest-bearing liabilities		4,192		107	2.55		4,207		67	1.60		5,805		60	1.04

Total interest-bearing liabilities	~~W~~	381,422	~~W~~	5,969	1.57%	~~W~~	422,185	~~W~~	4,891	1.16%	~~W~~	461,842	~~W~~	3,955	0.86%

	For the Year Ended December 31,
	2019					2020					2021
	Average Balance (1)		Interest Income/ Expense		Yield / Rate	Average Balance (1)		Interest Income/ Expense		Yield / Rate	Average Balance (1)		Interest Income/ Expense		Yield / Rate

	(In billions of Won, except percentages)
Non-interest-bearing liabilities
Non-interest-bearing deposits	~~W~~	3,608				~~W~~	3,908				~~W~~	4,818
Derivatives liabilities		2,691					3,527					3,512
Insurance liabilities		50,742					52,682					53,847
Other non-interest-bearing liabilities		48,211					52,225					53,245

Total non-interest-bearing liabilities	~~W~~	105,252				~~W~~	112,342				~~W~~	115,422

Total liabilities	~~W~~	486,674	~~W~~	5,969		~~W~~	534,527	~~W~~	4,891		~~W~~	577,264	~~W~~	3,955

Total equity attributable to equity holder of the Group		37,844					41,914					46,040
Non-controlling interests		2,536					2,073					2,252

Total liabilities and equity	~~W~~	527,054	~~W~~	5,969		~~W~~	578,514	~~W~~	4,891		~~W~~	625,556	~~W~~	3,955

Net interest spread (5)					1.77%					1.71%					1.79%
Net interest margin (6)					2.07%					1.92%					1.94%
Average asset liability ratio (7)					123.30%					121.86%					120.17%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Due from banks as of December 31, 2019, 2020 and 2021, consists of due from banks at amortized cost and due from banks at fair value through profit or loss.
(3)
Non-accruing
loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current. Loans as of December 31, 2019, 2020 and 2021, consist of loans at amortized cost and loans at fair value through profit or loss.

(4)
Average balance and yield on securities are based on book value. Securities as of December 31, 2019, 2020 and 2021, consist of securities at fair value through profit or loss, securities at fair value through other comprehensive income and securities at amortized cost.

(5)	Represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.
(6)	Represents the ratio of net interest income to average interest-earning assets.
(7)	Represents the ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis
The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2021 compared to 2020 and (ii) 2020 compared to 2019. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2020 to 2021 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	(17)	~~W~~	(38)	~~W~~	(55)
Loans:
Retail loans		383		(269)		114
Corporate loans		512		(453)		59
Public and other loans		1		(7)		(6)
Loans to banks		5		(35)		(30)
Credit card loans		105		(89)		16

Total loans		1,006		(853)		153

Securities		173		(303)		(130)
Other interest-earning assets		—		(18)		(18)

Total interest income	~~W~~	1,162	~~W~~	(1,212)	~~W~~	(50)

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	48	~~W~~	(6)	~~W~~	42
Savings deposits		42		(92)		(50)
Time deposits		(12)		(630)		(642)
Other deposits		32		(51)		(19)

Total interest-bearing deposits		110		(779)		(669)

Borrowings		37		(133)		(96)
Debt securities issued		55		(219)		(164)
Other interest-bearing liabilities		9		(16)		(7)

Total interest expense	~~W~~	211	~~W~~	(1,147)	~~W~~	(936)

Net increase (decrease) in net interest	~~W~~	951	~~W~~	(65)	~~W~~	886

	From 2019 to 2020 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	22	~~W~~	(122)	~~W~~	(100)
Loans:
Retail loans		367		(593)		(226)
Corporate loans		542		(956)		(414)
Public and other loans		14		(21)		(7)
Loans to banks		34		(65)		(31)
Credit card loans		21		(63)		(42)

Total loans		978		(1,698)		(720)

Securities		269		(371)		(102)
Other interest-earning assets		—		(11)		(11)

Total interest income	~~W~~	1,269	~~W~~	(2,202)	~~W~~	(933)

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	38	~~W~~	(42)	~~W~~	(4)
Savings deposits		70		(229)		(159)
Time deposits		129		(697)		(568)
Other deposits		(15)		(56)		(71)

Total interest-bearing deposits		222		(1,024)		(802)

Borrowings		90		(214)		(124)
Debt securities issued		99		(211)		(112)
Other interest-bearing liabilities		—		(40)		(40)

Total interest expense	~~W~~	411	~~W~~	(1,489)	~~W~~	(1,078)

Net increase (decrease) in net interest	~~W~~	858	~~W~~	(713)	~~W~~	145

Profitability Ratios and Other Data

	Year Ended December 31,
	2019	2020	2021

	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets (1)	0.69%	0.60%	0.66%
Average total Group stockholders’ equity (1)	9.02	7.95	8.52
Dividend payout ratio (2)	25.97	25.42	28.28
Net interest spread (3)	1.77	1.71	1.80
Net interest margin (4)	2.07	1.92	1.94
Efficiency ratio (5)	87.11	89.33	86.77
Cost-to-income ratio (6)	46.13	45.20	45.25
Cost-to-average assets ratio (1)(7)	6.30	6.88	5.85
Equity to average asset ratio (1)(8)	7.66	7.60	7.72

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

	Year Ended December 31,
	2019		2020		2021

	(In billions of Won, except percentages)
Non-interest expense (A)	~~W~~	33,203	~~W~~	39,788	~~W~~	36,606

Divided by
The sum of net interest income and non-interest income (B)		38,114		44,542		42,189
Net interest income		9,738		9,883		10,769
Non-interest income		28,376		34,659		31,420
Efficiency ratio ((A) as a percentage of (B))		87.11%		89.33%		86.77%

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
Results of Operations
2021 Compared to 2020
The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2020		2021		% Change

	(In billions of Won, except percentages)
Net interest income	~~W~~	9,883	~~W~~	10,769	9.0%
Net fees and commission income		2,383		2,675	12.3
Net other operating income (expense)		(7,336)		(7,492)	2.1

Operating income	~~W~~	4,930	~~W~~	5,952	20.7%

Net Interest Income
The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2020		2021		% Change

	(In billions of Won, except percentages)
Interest income:
Cash and deposits at amortized cost	~~W~~	128	~~W~~	86	(32.8)%
Deposits at fair value through profit or loss		14		1	(92.9)
Securities at fair value through profit or loss		743		660	(11.2)
Securities at fair value through other comprehensive income		958		896	(6.5)
Securities at amortized cost		1,077		1,092	1.4
Loans at amortized cost		11,698		11,890	1.6
Loans at fair value through profit or loss		74		35	(52.7)
Others		82		64	(22.0)

Total interest income	~~W~~	14,774	~~W~~	14,724	(0.3)%

Interest expense:
Deposits	~~W~~	2,843	~~W~~	2,174	(23.5)%
Borrowings		427		331	(22.5)
Debt securities issued		1,554		1,390	(10.6)
Others		67		60	(10.4)

Total interest expense	~~W~~	4,891	~~W~~	3,955	(19.1)%

Net interest income	~~W~~	9,883	~~W~~	10,769	9.0%

Net interest margin (1)		1.92%		1.94%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balances and Related Interest.”
Interest income.
Interest income decreased by 0.3% from
~~W~~
14,774 billion in 2020 to
~~W~~
14,724 billion in 2021 primarily due to a decrease in interest on securities and, to a lesser extent, a decrease in interest on due from banks. Interest on securities decreased by 4.7% from
~~W~~
2,778 billion in 2020 to
~~W~~
2,648 billion in 2021 primarily as a result of decreases in the weighted average base interest rate by the Bank of Korea from 0.71% in 2020 to 0.61% in 2021, despite an increase in the average balances of securities. The average lending rate on the securities decreased to 1.60% in 2021 from 1.78% in 2020, principally due to a decrease in average lending rates for securities resulting from the lower average market interest rate for 2021 compared to 2020 as discussed above. The average balance of the securities increased by 6.5% to
~~W~~
165,970 billion in 2021 from
~~W~~
155,860 billion in 2020, principally due to increases in the average balances of government bonds.
Interest on due from banks decreased by 38.7% from
~~W~~
142 billion in 2020 to
~~W~~
87 billion in 2021 primarily due to a decrease in the average lending rates of due from bank.
More specifically, the decrease in interest income was due to the following:
Interest income on securities at fair value through profit or loss decreased by 11.2% from
~~W~~
743 billion in 2020 to
~~W~~
660 billion in 2021, primarily due to a decrease in the average lending rate for securities at fair value through profit or loss from 1.40% in 2020 to 1.14% in 2021, despite a 8.9% increase in the average balance of securities at fair value through profit or loss from
~~W~~
53,122 billion in 2020 to
~~W~~
57,859 billion in 2021. The average lending rate for securities at fair value through profit or loss decreased primarily as a result of decreases in the weighted average base interest rate of the Bank of Korea, despite increase in the base interest rate by the Bank of Korea in August and November. The base interest rate set by the Bank of Korea greatly influences the market interest rates of financial instruments, and which determines the interest rate of our securities at fair value through profit or loss. The average balance of securities at fair value through profit or loss increased primarily as a result of an increase in the average balance of CMA assets.
Interest income on securities at fair value through other comprehensive income decreased by 6.5% from
~~W~~
958 billion in 2020 to
~~W~~
896 billion in 2021, primarily due to a decrease in the average lending rate for securities at fair value through other comprehensive income from 1.70% in 2020 to 1.51% in 2021, despite a 5.6% increase in the average balance of securities at fair value through other comprehensive income from
~~W~~
56,243 billion in 2020 to
~~W~~
59,386 billion in 2021. The average lending rate for securities at fair value through other comprehensive income decreased primarily as a result of decreases in the weighted average base interest rate of the Bank of Korea, despite increase in the base interest rate by the Bank of Korea in August and November. The average balance of securities at fair value through other comprehensive income increased principally as a result of increases in the average balances of government bonds.
Interest expense.
Interest expense decreased by 19.1% from
~~W~~
4,891 billion in 2020 to
~~W~~
3,955 billion in 2021, due primarily to a 23.5% decrease in interest expense on deposits from
~~W~~
2,843 billion in 2020 to
~~W~~
2,174 billion in 2021, as well as a 10.6% decrease in interest expense on debt securities issued from
~~W~~
1,554 billion in 2020 to
~~W~~
1,390 billion in 2021.
The decrease in interest expense on deposits was due to a decrease in the average interest rate of total interest-bearing deposits from 0.93% in 2020 to 0.65% in 2021, despite a 10.4% increase in the average balance of deposits from
~~W~~
305,223 billion in 2020 to
~~W~~
336,977 billion in 2021. The decrease in the average rate of interest paid on deposits was mainly due to a decrease in the average rate of interest paid on time deposits from 1.46% in 2020 to 1.05% in 2021 as well as a decrease in the average rate of interest paid on savings deposits from 0.32% in 2020 to 0.23% in 2021. The average rate of interest paid on time deposits and savings deposits decreased largely as a result of decrease in the weighted average base interest rate by the Bank of Korea from 0.71% in 2020 to 0.61% in 2021. The increase in the average balance of deposits was primarily due to a 16.1% increase in the average balance of savings deposits, which was largely a result of policies to increase liquidity including funding supports of government and local government due to prolonged
COVID-19.
The decrease in interest expense on debt securities issued was due primarily to a decrease in the average interest rate of debt securities issued from 2.09% in 2020 to 1.80% in 2021, which was partially offset by a 3.6% increase in the average balance of debt securities issued from
~~W~~
74,435 billion in 2020 to
~~W~~
77,137 billion in 2021. The average interest rate of debt securities issued decreased principally as a result of decrease in the weighted average base interest rate of the Bank of Korea from 0.71% in 2020 to 0.61% in 2021.
Net interest margin.
Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin increased by 2 basis points from 1.92% in 2020 to 1.94% in 2021, largely due to increases in the average volume of interest-earning assets, despite a decrease in the weighted average base interest rate of the Bank of Korea from 0.71% in 2020 to 0.61% in 2021.
Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, increased by 8 basis points from 1.71% in 2020 to 1.79% in 2021 due to a 30 basis point decrease in the average rate of interest on interest-bearing liabilities from 1.16% in 2020 to 0.86% in 2021 and a 22 basis point decrease in the average rate of interest on interest-earning assets from 2.87% in 2020 to 2.65% in 2021. The average rate of interest on interest-bearing liabilities decreased primarily due to a 28 basis point decrease in the average interest rate on deposits. The average rate of interest on interest-earning assets decreased primarily due to a 25 basis point decrease in the average interest rates on loans, which was mainly due to the reduced average interest rate on corporate loans. The average volume of interest-earning assets increased by 7.9% from
~~W~~
514,495 billion in 2020 to
~~W~~
555,011 billion

in 2021 largely as a result of an increase in the volume of retail and corporate loans. The average volume of interest-bearing liabilities increased by 9.2% from
~~W~~
422,185 billion in 2020 to
~~W~~
461,842 billion in 2021 largely due to policies to increase liquidity including funding supports of government and local government due to prolonged
COVID-19.
Fees and Commission Income (Expense), Net
The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2020		2021		% Change

	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	95	~~W~~	71	(25.3)%
Commission received as electronic charge receipt		143		149	4.2
Brokerage fees		546		577	5.7
Commission received as agency		145		147	1.4
Investment banking fees		161		189	17.4
Commission received in foreign exchange activities		239		272	13.8
Asset management fees		255		310	21.6
Credit card fees		1,170		1,175	0.4
Operating lease fees		245		365	49.0
Others		815		885	8.6

Total fees and commission income	~~W~~	3,814	~~W~~	4,140	8.5%

Fees and commission expense:
Credit-related fees	~~W~~	46	~~W~~	39	(15.2)%
Credit card fees		849		837	(1.4)
Others		536		589	9.9

Total fees and commission expense	~~W~~	1,431	~~W~~	1,465	2.4%

Net fees and commission income	~~W~~	2,383	~~W~~	2,675	12.3%

Net fees and commission income increased by 12.3% from
~~W~~
2,383 billion in 2020 to
~~W~~
2,675 billion in 2021 primarily due to increases in operating lease fees income, asset management fees income, commission received in foreign exchange activities, brokerage fees income, which was partially offset by a decrease in credit placement fees income.
Operating lease fees income increased by 49.0% from
~~W~~
245 billion in 2020 to
~~W~~
365 billion in 2021 primarily due to the expansion of operations, such as purchasing operating assets including leases classified as operating leases. Asset management fees income increased by 21.6% from
~~W~~
255 billion in 2020 to
~~W~~
310 billion in 2021, primarily due to an increases in management fees received from real estate related trust accounts of Asia Trust and an increase in both money market trust and pension trust of Shinhan Bank. Commission received in foreign exchange activities increased by 13.8% from
~~W~~
239 billion in 2020 to
~~W~~
272 billion in 2021, largely due to an increase in fees and commission income of Shinhan Investment resulting from an increase in overseas stock transactions due to the increase in interest in overseas stocks. Brokerage fees income increased by 5.7% from
~~W~~
546 billion in 2020 to
~~W~~
577 billion in 2021 primarily due to an increase in daily average stock trading volume resulting from the booming stock market in Korea during the current period.

Other Operating Income (Expense), Net
The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2020		2021		% Change

	(In billions of Won, except percentages)
Net insurance expenses	~~W~~	(604)	~~W~~	(775)	28.3%
Dividend income		98		125	27.6
Net gain on financial instruments at fair value through profit or loss		273		1,104	304.4
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)		(136)		43	N/M
Net gain (loss) on financial instruments designated at fair value through profit or loss		198		(88)	N/M
Net foreign currency transaction gain		527		223	(57.7)
Net gain on disposal of financial asset at fair value through other comprehensive income		274		86	(68.6)
Provision for credit loss allowance		(1,382)		(975)	(29.5)
General and administrative expenses		(5,213)		(5,744)	10.2
Other operating expenses, net		(1,371)		(1,491)	8.8

Net other operating expenses	~~W~~	(7,336)	~~W~~	(7,492)	2.1%

N/M = not meaningful
Net other operating expenses increased by 2.1% from
~~W~~
7,336 billion in 2020 to
~~W~~
7,492 billion in 2021, primarily due to an increase in general and administrative expense by 10.2% from
~~W~~
5,213 billion in 2020 to
~~W~~
5,744 billion in 2021 and a decrease in net foreign currency transaction gain by 57.7% from
~~W~~
527 billion in 2020 to
~~W~~
223 billion in 2021. Also, we recognized net loss on financial instruments designated at fair value through profit or loss of
~~W~~
88 billion in 2021 compared to net gain on financial instruments designated at fair value through profit or loss of
~~W~~
198 billion in 2020. The increase in net other operating expenses was partially offset by a 304.4% increase in net gain on financial instruments at fair value through profit or loss of from
~~W~~
273 billion in 2020 to
~~W~~
1,104 billion in 2021.
Provision for Credit Loss Allowance on Financial Assets
The following table sets forth for the periods indicated the provisions for credit loss allowance by type of financial asset.

	Year Ended December 31,
	2020		2021		% Change

	(In billions of Won, except percentages)
Loans :
Retail	~~W~~	200	~~W~~	164	(18.0)%
Corporate		626		330	(47.3)
Credit card		452		415	(8.2)
Others		13		(2)	N/M

Subtotal		1,291		907	(29.7)
Securities (1)		5		26	420.0
Others		86		42	(39.5)

Total provision for credit loss allowance on financial assets	~~W~~	1,382	~~W~~	975	(29.5)%

N/M = not meaningful
Note:

(1)	Consist of securities at amortized cost and securities at fair value through other comprehensive income.

Provision for credit loss allowance decreased by 29.5% from
~~W~~
1,382 billion in 2020 to
~~W~~
975 billion in 2021 principally due to a 29.7% decrease in credit loss allowance on loans from
~~W~~
1,291 billion in 2020 to
~~W~~
907 billion in 2021. Our credit loss allowance
for loans decreased primarily due to a decrease in allowance for credit losses on corporate loans. Provision for credit loss allowance for corporate loans remained relatively low in 2021 primarily due to a significant increase in provision for credit loss allowance in 2020 mainly as the Group re-estimated
the probability of default reflecting forward-looking information and increased the number of borrowers subject to individual assessment of probability of default as part of the Group’s proactive measures in responding to changes in the financial environment, such as the spread of
COVID-19,
as well as a decrease in the proportion of unsecured corporate loans which are generally subject to higher loss given default rates compared to secured corporate loans. Provision for credit loss allowance for others decreased mainly due to a decrease in the aggregate amount of lines of unutilized credit resulting from a decrease in the volume of retail loans.
Income Tax Expense
Income tax expense increased by 17.1% from
~~W~~
1,256 billion in 2020 to
~~W~~
1,471 billion in 2021 primarily as a result of an increase in profit before income taxes by 17.5% to
~~W~~
5,584 billion in 2021 from
~~W~~
4,754 billion in 2020. There was no change in our effective rate of income tax of 26.4% in 2021 compared to 2020.
Net Income for the Period
As a result of the foregoing, our net income for the period increased by 17.6% from
~~W~~
3,498 billion in 2020 to
~~W~~
4,113 billion in 2021.
Other Comprehensive Income (loss) for the Period

	Year Ended December 31,
	2020		2021		% Change

	(In billions of Won, except percentages)
Items that are or may be reclassified to profit or loss:
Net loss on financial assets at fair value through other comprehensive income	~~W~~	(87)	~~W~~	(880)	911.5%
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)		90		(20)	N/M
Equity in other comprehensive income (loss) of associates		(3)		3	N/M
Foreign currency translation adjustments for foreign operations		(162)		252	N/M
Net change in unrealized fair value of cash flow hedges		(14)		22	N/M
Other comprehensive income (loss) of separate account		4		(41)	N/M

		(172)		(664)	286.0
Items that will not be reclassified to profit or loss:
Remeasurements of the defined benefit liability		16		43	168.8
Valuation gain on financial assets at fair value through other comprehensive income		7		35	400.0
Loss on disposal of financial assets at fair value through other comprehensive income		(28)		(29)	3.6
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		3		(3)	N/M

		(2)		46	N/M

Total other comprehensive loss, net of income tax	~~W~~	(174)	~~W~~	(618)	255.2%

N/M = not meaningful

Other comprehensive loss increase by 255.2% from
~~W~~
174 billion in 2020 to
~~W~~
618 billion in 2021, primarily due to an increase in net loss on financial asset at fair value through other comprehensive income by 911.5% from
~~W~~
87 billion in 2020 to
~~W~~
880 billion in 2021, which was partially offset as we recognized gain on foreign currency translation adjustments for foreign operations of
~~W~~
252 billion in 2021 compared to loss on foreign currency translation adjustments for foreign operations of
~~W~~
162 billion in 2020. Net loss on financial assets at fair value through other comprehensive income increased, primarily due to fluctuations in interest rates and stock prices. We recognized gain on foreign currency translation adjustments for foreign operations of
~~W~~
252 billion in 2021 compared to loss on foreign currency translation adjustments for foreign operations of
~~W~~
162 billion in 2020, primarily due to an increase in foreign currency exchange rates amid weaker valuation of the Won.
2020 Compared to 2019
The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2019		2020		% Change

	(In billions of Won, except percentages)
Net interest income	~~W~~	9,738	~~W~~	9,883	1.5%
Net fees and commission income		2,141		2,383	11.3
Net other operating income (expense)		(6,833)		(7,336)	7.4

Operating income	~~W~~	5,046	~~W~~	4,930	(2.3)%

Net Interest Income
The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2019		2020		% Change

	(In billions of Won, except percentages)
Interest income:
Cash and deposits at amortized cost	~~W~~	210	~~W~~	128	(39.0)%
Deposits at fair value through profit or loss		32		14	(56.3)
Securities at fair value through profit or loss		741		743	0.3
Securities at fair value through other comprehensive income		1,078		958	(11.1)
Securities at amortized cost		1,061		1,077	1.5
Loans at amortized cost		12,435		11,698	(5.9)
Loans at fair value through profit or loss		57		74	29.8
Others		93		82	(11.8)

Total interest income	~~W~~	15,707	~~W~~	14,774	(5.9)%

Interest expense:
Deposits	~~W~~	3,645	~~W~~	2,843	(22.0)%
Borrowings		551		427	(22.5)
Debt securities issued		1,666		1,554	(6.7)
Others		107		67	(37.4)

Total interest expense	~~W~~	5,969	~~W~~	4,891	(18.1)%

Net interest income	~~W~~	9,738	~~W~~	9,883	1.5%

Net interest margin (1)		2.07%		1.92%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balances and Related Interest.”

Interest income.
Interest income decreased by 5.9% from
~~W~~
15,707 billion in 2019 to
~~W~~
14,774 billion in 2020 primarily due to a decrease in interest on loans at amortized cost and, to a lesser extent, a decrease in interest on securities at fair value through other comprehensive income. Interest on loans at amortized cost decreased by 5.9% from
~~W~~
12,435 billion in 2019 to
~~W~~
11,698 billion in 2020 primarily as a result of a decrease in the average lending rates of both retail loans and corporate loans, despite an increase in the average balances of both retail loans and corporate loans as further described below. Interest on securities at fair value through other comprehensive income decreased by 11.1% from
~~W~~
1,078 billion in 2019 to
~~W~~
958 billion in 2020 primarily due to a decrease in the average lending rates of securities at fair value through other comprehensive income, despite an increase in the average balances of securities at fair value through other comprehensive income.
Interest income on retail loans decreased by 4.8% from
~~W~~
4,672 billion in 2019 to
~~W~~
4,446 billion in 2020, primarily due to a decrease in the average lending rate for retail loans from 3.64% in 2019 to 3.20% in 2020, despite a 8.3% increase in the average balance of retail loans from
~~W~~
128,474 billion in 2019 to
~~W~~
139,099 billion in 2020. The average lending rate for retail loans decreased primarily as a result of decreases in the base interest rate by the Bank of Korea from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020. The base rate set by the Bank of Korea largely determines the market rates for certificates of deposit, which in turn largely determines the lending rates for a substantial majority of our retail loans. The average balance of retail loans increased primarily as a result of increased demand in the housing market despite stricter regulations on maximum debt-to-income
and
loan-to-value
ratios implemented by the Government on mortgage loans. In particular, the volume of mortgage and home equity loans increased as more households chose to purchase homes due to a continued increase in the amounts of long-term deposits required for housing rentals and a decrease in the supply of homes available for long-term deposit leases.
Interest income from corporate loans decreased by 7.3% from
~~W~~
5,686 billion in 2019 to
~~W~~
5,272 billion in 2020, primarily due to a decrease in the average lending rate for corporate loans from 3.58% in 2019 to 3.01% in 2020, despite a 10.2% increase in the average balance of corporate loans from
~~W~~
158,797 billion in 2019 to
~~W~~
174,937 billion in 2020. The average lending rate for corporate loans decreased primarily as a result of the general decrease in market interest rates largely driven by the decrease in the base interest rate by the Bank of Korea in March 2020 and May 2020 as discussed above. The average balance of corporate loans increased principally as a result of policies to support small and medium sized enterprises due to the prolonged
COVID-19
pandemic and their efforts to secure funds.
Interest expense.
Interest expense decreased by 18.1% from
~~W~~
5,969 billion in 2019 to
~~W~~
4,891 billion in 2020, due primarily to a 22.0% decrease in interest expense on deposits from
~~W~~
3,645 billion in 2019 to
~~W~~
2,843 billion in 2020, as well as a 22.5% decrease in interest expense on borrowings from
~~W~~
551 billion in 2019 to
~~W~~
427 billion in 2020.
The decrease in interest expense on deposits was due to a decrease in the average interest rate of total interest-bearing deposits from 1.33% in 2019 to 0.93% in 2020, despite a 11.1% increase in the average balance of deposits from
~~W~~
274,807 billion in 2019 to
~~W~~
305,223 billion in 2020. The decrease in the average rate of interest paid on deposits was mainly due to a decrease in the average rate of interest paid on time deposits from 1.92% in 2019 to 1.46% in 2020 as well as a decrease in the average rate of interest paid on savings deposits from 0.58% in 2019 to 0.32% in 2020. The average rate of interest paid on time deposits and savings deposits decreased largely as a result of lower average market interest rates for 2020 compared to 2019 as described above. The increase in the average balance of deposits was primarily due to a 17.8% increase in the average balance of savings deposits, which was largely a result of policies to increase liquidity including funding supports of government and local government due to the prolonged
COVID-19.
The decrease in interest expense on borrowings was due primarily to a decrease in the average interest rate of borrowings from 1.71% in 2019 to 1.11% in 2020, which was partially offset by a 18.5% increase in the average balance of borrowings from
~~W~~
32,336 billion in 2019 to
~~W~~
38,320 billion in 2020. The average interest rate of borrowings decreased principally as a result of the general decrease in market interest rates largely driven by the decrease in the base interest rate by the Bank of Korea in March 2020 and May 2020 as discussed above.

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
Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased by 6 basis points from 1.77% in 2019 to 1.71% in 2020 due to a 41 basis point decrease in the average rate of interest on interest-bearing liabilities from 1.57% in 2019 to 1.16% in 2020 and a 47 basis point decrease in the average rate of interest on interest-earning assets from 3.34% in 2019 to 2.87% in 2020. The average rate of interest on interest-bearing liabilities decreased primarily due to a 40 basis point decrease in the average interest rate on deposits. The average rate of interest on interest-earning assets decreased primarily due to a 54 basis point decrease in the average interest rates on loans, which was mainly due to the reduced average interest rate on corporate loans. The average volume of interest-earning assets increased by 9.4% from
~~W~~
470,309 billion in 2019 to
~~W~~
514,495 billion in 2020 largely as a result of an increase in the volume of retail and corporate loans. The average volume of interest-bearing liabilities increased by 10.7% from
~~W~~
381,422 billion in 2019 to
~~W~~
422,185 billion in 2020 largely due to policies to increase liquidity including funding supports of government and local government due to the prolonged
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

Net fees and commission income increased by 11.3% from
~~W~~
2,141 billion in 2019 to
~~W~~
2,383 billion in 2020 primarily due to increases in brokerage fees income, operating lease fees income and decrease in credit card fees expense, which was partially offset by a decrease in credit card fees income and asset management fees income.

Brokerage fees income increased by 54.7% from
~~W~~
353 billion in 2019 to
~~W~~
546 billion in 2020 primarily due to an increase in daily average stock trading volume amidst volatile market conditions. Operating lease fees income increased by 72.5% from
~~W~~
142 billion in 2019 to
~~W~~
245 billion in 2020 primarily due to the expansion of operations, such as purchasing operating assets including leases classified as operating leases. As a result of
COVID-19,
credit card fees expense decreased by 7.3% from
~~W~~
916 billion in 2019 to
~~W~~
849 billion in 2020 primarily due to a decrease in the number of offline transactions which have higher fees and expenses compared to online transactions.
Credit card fees income decreased by 5.2% from
~~W~~
1,234 billion in 2019 to
~~W~~
1,170 billion in 2020, primarily as a result of a decrease in general sales fees and a decrease in foreign currency credit card fees. The decrease in general sales fees was mainly due to a decrease in the number of offline transactions which have higher fees and expenses compared to online transactions. The decrease in foreign currency credit card fees was due to a decrease in credit card sales incurred in foreign transactions due to
COVID-19.
Asset management fees income decreased by 16.9% from
~~W~~
307 billion in 2019 to
~~W~~
255 billion in 2020, primarily due to a decrease in management fees received from specified money and real estate related trust accounts of Shinhan Bank.
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

N/M = not meaningful
Net other operating expenses increased by 7.4% from
~~W~~
6,833 billion in 2019 to
~~W~~
7,336 billion in 2020, primarily due to a decrease in net gain on financial instruments at fair value through profit or loss by 80.3% from
~~W~~
1,385 billion in 2019 to
~~W~~
273 billion in 2020, as well as, to a lesser extent, an increase in provision for credit loss allowance by 40.9% from
~~W~~
981 billion in 2019 to
~~W~~
1,382 billion in 2020, which was partially offset as we recognized net gain on financial instruments designated at fair value through profit or loss of
~~W~~
198 billion in 2020 compared to net loss on financial instruments designated at fair value through profit or loss of
~~W~~
846 billion in 2019.

Provision for Credit Loss Allowance on Financial Assets
The following table sets forth for the periods indicated the provisions for credit loss allowance by type of financial asset.

	Year Ended December 31,
	2019		2020		% Change

	(In billions of Won, except percentages)
Loans :
Retail	~~W~~	226	~~W~~	200	(11.5)%
Corporate		203		626	208.4
Credit card		484		452	(6.6)
Others		(2)		13	N/M

Subtotal		911		1,291	41.7
Securities (1)		7		5	(28.6)
Others		63		86	36.5

Total provision for credit loss allowance on financial assets	~~W~~	981	~~W~~	1,382	40.9%

N/M = not meaningful
Note:

(1)	Consist of securities at amortized cost and securities at fair value through other comprehensive income.
Provision for credit loss allowance increased by 40.9% from
~~W~~
981 billion in 2019 to
~~W~~
1,382 billion in 2020 principally due to a 41.7% increase in credit loss allowance on loans from
~~W~~
911 billion in 2019 to
~~W~~
1,291 billion in 2020. Our credit loss allowance
for loans increased primarily due to an increase in allowance for credit losses on corporate loans, which was partially offset by a decrease in allowance for credit loss on credit card loans. Allowance for credit losses on corporate loans increased mainly because of the re-estimate
of probability of default reflecting forward-looking information and the additional selection of borrowers subject to individual assessment in order to proactively responding to changes in the financial environment, such as the spread of
COVID-19.
Allowance for credit losses on credit card loans decreased primarily as a result of a decrease in allowance for credit losses resulting from the lower rate of overdue transfers and an increase in gains on collection of bad debts.
Income Tax Expense
Income tax expense decreased by 1.0% from
~~W~~
1,269 billion in 2019 to
~~W~~
1,256 billion in 2020 primarily as a result of a decrease in profit before income taxes by 3.2% to
~~W~~
4,754 billion in 2020 from
~~W~~
4,911 billion in 2019. Our effective rate of income tax increased to 26.4% in 2020 from 25.8% in 2019.
Net Income for the Period
As a result of the foregoing, our net income for the period decreased by 4.0% from
~~W~~
3,642 billion in 2019 to
~~W~~
3,498 billion in 2020.

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

N/M = not meaningful
We recognized total other comprehensive loss of
~~W~~
174 billion in 2020 compared to total other comprehensive income of
~~W~~
566 billion in 2019. The change in total other comprehensive loss was primarily due to net loss on financial assets at fair value through other comprehensive income in 2020 compared to net gain on financial assets at fair value through other comprehensive income in 2019. To a lesser extent, we recognized net loss on foreign currency translation adjustments for foreign operations in 2020 compared to net gain on foreign currency translation adjustments for foreign operations in 2019, and we recognized decreased net gain on financial instruments at fair value through profit or loss (overlay approach) in 2020 compared to 2019. primarily as we recognized net loss on financial assets at fair value through other comprehensive income in 2020 compared to net gain on financial assets at fair value through other comprehensive income, as well as to a lesser extent as we recognized loss on foreign currency translation adjustments for foreign operations in 2020 compared to loss on foreign currency translation adjustments for foreign operations in 2019 and due to a decrease in net gain on financial instruments at fair value through profit or loss (overlay approach). We recognized net loss on financial assets at fair value through other comprehensive income of
~~W~~
87 billion in 2020 compared to net gain on financial assets at fair value through other comprehensive income of
~~W~~
352 billion in 2019, primarily due to fluctuations in interest rates and stock prices. We recognized loss on foreign currency translation adjustments for foreign operations of
~~W~~
162 billion in 2020 compared to gain on foreign currency translation adjustments for foreign operations of
~~W~~
106 billion in 2019, primarily due to a decline in foreign currency exchange rates amid stronger valuation of the Won. Net gain on financial instruments at fair value through profit or loss (overlay approach) decreased by 44.8% from
~~W~~
163 billion in 2019 to
~~W~~
90 billion in 2020, primarily as gain on valuation and disposal of financial instruments increased in 2020 due to a decrease in market interest rates towards the end of 2020, resulting in an increase in the fair value of financial instruments.

Results by Principal Business Segment
As of December 31, 2021, we were organized into six major business segments as follows:

•	commercial banking services, which are principally provided by Shinhan Bank:

•	credit card services, which are principally provided by Shinhan Card;

•	securities brokerage services, which are provided by Shinhan Investment;

•	life insurance services, which are provided by Shinhan Life Insurance; and

•	specialized credit services, which are provided by Shinhan Capital.
We report our segment information in accordance with the provisions of IFRS 8 (Operating Segments). We categorize our operating segments according to a business based approach. See Note 7 of the notes to our consolidated financial statements included in this annual report.
Operating Income by Principal Business Segment
The table below provides the income statement data for our principal business segments for the periods indicated.

	Year Ended December 31,						% Change
	2019		2020		2021		2019/2020	2020/2021

	(In billions of Won, except percentages)
Banking	~~W~~	3,162	~~W~~	2,802	~~W~~	3,478	(11.4)%	24.1%
Credit card		812		887		1,021	9.2	15.1
Securities		240		373		577	55.4	54.7
Life insurance		585		568		552	(2.9)	(2.8)
Specialized credit		156		179		341	14.7	90.5
Others		13		158		260	1,115.4	64.6
Consolidation adjustment (1)		78		(37)		(277)	N/M	648.6

Total operating income	~~W~~	5,046	~~W~~	4,930	~~W~~	5,952	(2.3)%	20.7%

N/M = not meaningful
Note:

(1)	Consolidation adjustment consists of adjustments for inter-segment transactions.
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
non-deposit
funding activities), securities investing and trading and derivatives trading, as well as administration of our overall banking operations.

The table below provides the income statement data for our banking services segment for the periods indicated.

	Year Ended December 31,						% Change
	2019		2020		2021		2019/2020	2020/2021

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	5,989	~~W~~	6,038	~~W~~	6,738	0.8%	11.6%
Net fees and commission income (expense)		950		822		818	(13.5)	(0.5)
Net other income (expense)		(3,777)		(4,058)		(4,078)	7.4	0.5

Operating income (expense)	~~W~~	3,162	~~W~~	2,802	~~W~~	3,478	(11.4)%	24.1%

Comparison of 2021 to 2020
Operating income for banking services increased by 24.1% from
~~W~~
2,802 billion in 2020 to
~~W~~
3,478 billion in 2021.
Net interest income increased by 11.6% from
~~W~~
6,038 billion in 2020 to
~~W~~
6,738 billion in 2021 primarily due to increases in net interest income for retail banking and corporate banking services. More specifically:

•
Net interest income for retail banking increased by 15.2% from
~~W~~
2,429 billion in 2020 to
~~W~~
2,799 billion in 2021 primarily due to an increase in Shinhan Bank’s net interest margin. The increase in our net interest margin was largely due to an increase in the average volume of retail loans as well as an increase in our net interest margin. The average volume of retail loans increased largely due to an increase in home mortgage loans. The increase in the Shinhan Bank’s net interest margin was largely due to the increase in average volume of interest-earning assets as described above outpacing the decrease in yield rate of interest-earning assets.

•
Net interest income for corporate banking increased by 9.6% from
~~W~~
2,295 billion in 2020 to
~~W~~
2,515 billion in 2021 primarily due to increase in the average balance of corporate loans, notwithstanding a decrease in the average lending rate for corporate loans as discussed above. The average volume of corporate loans increased largely as a result of policies to support small and medium sized enterprises amidst the prolonged
COVID-19
pandemic as discussed above.

•
Net interest income for international banking increased by 11.9% from
~~W~~
773 billion in 2020 to
~~W~~
865 billion in 2021 primarily due to an increase in the average balance of loans extended by the Shinhan Bank’s overseas subsidiaries, especially in China and Vietnam.

•
Net interest income for other banking services increased by 3.3% from
~~W~~
541 billion in 2020 to
~~W~~
559 billion in 2021, primarily due to an increase in interest income on securities by the Securities Management department of Shinhan Bank.

Net fees and commission income decreased by 0.5% from
~~W~~
822 billion in 2020 to
~~W~~
818 billion in 2021 primarily due to a decrease in net fees and commissions for retail banking services, which was offset in part by an increase in net fees and commissions for corporate banking services. Net fees and commissions for retail banking services decreased principally as the Shinhan Bank generally charges lower fees and commissions, despite an increase in the proportion of online banking transactions. The increase in net fees and commissions for corporate banking services was mainly due to an increase in brokerage fees.
Net other expense increased by 0.5% from
~~W~~
4,058 billion in 2020 to
~~W~~
4,078 billion in 2021 primarily due to an increase in net other expense for others banking services, which was partially offset by a decrease in net other expense for corporate banking services. Net other expense for other banking services increased mainly due to a decrease in net foreign currency transaction gain. The decrease in net other expense for corporate banking services was principally due to an increase in gains on sale and valuation of equity securities at fair value through profit or loss.

Comparison of 2020 to 2019
Operating income for banking services decreased by 11.4% from
~~W~~
3,162 billion in 2019 to
~~W~~
2,802 billion in 2020.
Net interest income increased by 0.8% from
~~W~~
5,989 billion in 2019 to
~~W~~
6,038 billion in 2020 primarily due to increases in net interest income for international banking and other banking services, which was partially offset by a decrease in net interest income for retail banking services and corporate banking. More specifically:

•
Net interest income for retail banking decreased by 7.3% from
~~W~~
2,620 billion in 2019 to
~~W~~
2,429 billion in 2020 primarily due to a decrease in Shinhan Bank’s net interest margin which was partially offset by an increase in the average volume of retail loans. The decrease in Shinhan Bank’s net interest margin was largely due to the decrease in net interest income resulting from decreases in base interest rate by the Bank of Korea from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020, despite the increase in average volume of interest-earning assets. The average volume of retail loans increased largely due to an increase in home mortgage loans.

•
Net interest income for corporate banking decreased by 2.5% from
~~W~~
2,353 billion in 2019 to
~~W~~
2,295 billion in 2020 primarily due to a decrease in the average lending rate for corporate loans, notwithstanding increase in the average balance of corporate loans. The average lending rate for corporate loans decreased primarily as a result of the general decrease in market interest rates largely driven by the decrease in the base interest rate by the Bank of Korea in March 2020 and May 2020 as discussed above. The average balance of corporate loans increased principally as a result of an increase in facilities loans.

•
Net interest income for international banking increased by 3.6% from
~~W~~
746 billion in 2019 to
~~W~~
773 billion in 2020 primarily due to an increase in the average balance of loans extended by Shinhan Bank’s overseas subsidiaries, particularly in Vietnam.

•
Net interest income for other banking services increased by 100.4% from
~~W~~
270 billion in 2019 to
~~W~~
541 billion in 2020, primarily due to an increase in interest income on securities by the Securities Management department of Shinhan Bank.

Net fees and commission income decreased by 13.5% from
~~W~~
950 billion in 2019 to
~~W~~
822 billion in 2020 primarily due to a decrease in net fees and commissions for others banking services, and to a lesser extent, a decrease in net fees and commissions for retail banking services. Net fees and commissions for others banking services decreased primarily due to a decrease in trust management fees. Net fees and commissions for retail banking services decreased primarily due to an increase in the proportion of online banking transactions, for which the Bank generally charges lower fees and commissions notwithstanding an increase in the overall volume of transactions.
Net other expense increased by 7.4% from
~~W~~
3,777 billion in 2019 to
~~W~~
4,058 billion in 2020 primarily due to an increase in net other expense for others banking services, and to a lesser extent, an increase in net other expense for international banking services. Net other expense for other banking services increased mainly due to an increase in net foreign currency transaction gain. Net other expense for international banking services increased primarily due to an increase in expenses related to the expansion of Shinhan Bank’s overseas network.

Credit Card Services
The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

	Year Ended December 31,						% Change
	2019		2020		2021		2019/2020	2020/2021

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,754	~~W~~	1,755	~~W~~	1,799	0.1%	2.5%
Net fees and commission income (expense)		403		483		635	19.9	31.5
Net other income (expense)		(1,345)		(1,351)		(1,413)	0.4	4.6

Operating income (expense)	~~W~~	812	~~W~~	887	~~W~~	1,021	9.2%	15.1%

Comparison of 2021 to 2020
Operating income for the credit card business increased by 15.1% from
~~W~~
887 billion in 2020 to
~~W~~
1,021 billion in 2021.
Net interest income increased by 2.5% from
~~W~~
1,755 billion in 2020 to
~~W~~
1,799 billion in 2021 primarily due to an increase in interest income on loans measured at amortized cost and a decrease in interest expense on debt securities issued. Interest income on loans at amortized cost increased principally due to an increase in interest income on loans resulting from our acquisition of assets of Shinhan Capital and, to a lesser extent, an increase in interest income on credit card loans. The decrease in interest expense on debt securities issued was mainly attributable to a decreased interest expense resulting from amortization of discount on asset-backed securities. The increase in net interest income was partially offset by an increase in interest expense on borrowings. Interest expense on borrowings increased primarily due to an increase in issuances of money-market securities, particularly commercial paper.
Net fees and commission income increased by 31.5% from
~~W~~
483 billion in 2020 to
~~W~~
635 billion in 2021 primarily as a result of an increase in fees and commission income from lease operations and, to a lesser extent, an increase in fees income on credit cards and a decrease in fees expense on credit cards. Fees and commission income from lease operations were primarily due an increase in the average balance of operating leased assets resulting from an expansion of operating assets. The increase in fees income on credit cards was mainly due to an overall increase in assets associated with credit cards. Fees expense on credit cards decreased principally due to lower fees expense on credit card recruitments resulting from the recruitment channels diversified, focusing on online recruitment.
Net other expense increased by 4.6% from
~~W~~
1,351 billion in 2020 to
~~W~~
1,413 billion in 2021, primarily due to net loss on foreign currency transaction came to
~~W~~
188 billion in 2021 resulting from an increase in foreign currency exchange rates amid weaker valuation of the Won, compared to net gain on foreign currency transaction of
~~W~~
159 billion in 2020. Such change was offset by an increase in gains on hedging items as well as a decrease in losses on hedging items resulting from the change in foreign currency exchange rates. The increase in net other operating expense was enhanced by an increase in general and administrative expenses increased mainly as a result of the voluntary retirement implemented during 2021, and an increase in advertising expenses resulting from the launch of new product services.
Comparison of 2020 to 2019
Operating income for the credit card business increased by 9.2% from
~~W~~
812 billion in 2019 to
~~W~~
887 billion in 2020.

Net interest income increased by 0.1% from
~~W~~
1,754 billion in 2019 to
~~W~~
1,755 billion in 2020 primarily due to an increase in the average balance of loans as a result of the expansion of operations, such as purchasing operating assets, and to a lesser extent, an increase in the average balance of foreign currency loans as a result of an increase in the amount of foreign subsidiaries offering loans. The increase in net interest income was partially offset by a decrease in interest income on credit card loans resulting from a decrease in the interest rates on credit card loans.
Net fees and commission income increased by 19.9% from
~~W~~
403 billion in 2019 to
~~W~~
483 billion in 2020 primarily as a result of an increase in fees and commission income from lease operations as a result of expansion of operating assets. Credit card fees expense decreased as a result of a decrease in the number of offline transactions which have higher fees and expenses compared to online transactions. The increase in net fees and commission income was partially offset due to a decrease in income from credit card fees. The decrease in income from credit card fees was attributed to a decrease in foreign currency credit card fees. The decrease in foreign currency credit card fees was due to the decrease in credit card sales incurred in foreign transactions due to
COVID-19.
Net other expense increased by 0.4% from
~~W~~
1,345 billion in 2019 to
~~W~~
1,351 billion in 2020, primarily due to a decrease in gains on hedging items and an increase in losses on hedging items, and, to a lesser extent, an increase in depreciation expense on operating leases. The decrease in gains on hedging items and the increase in losses on hedging items were primarily due to a decline in foreign currency exchange rates amid stronger valuation of the Won. Depreciation expense on operating leases increased mainly due to the expansion of operations, such as purchasing operating assets including leases classified as operating. The increase in net other expense was partially offset by an increase in net foreign currency transaction gain resulting from a decline in foreign currency exchange rates.
Securities Brokerage Services
Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Shinhan Investment, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change
	2019		2020		2021		2019/2020	2020/2021

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	458	~~W~~	517	~~W~~	517	12.9%	0.0%
Net fees and commission income (expense)		351		544		602	55.0	10.7
Net other income (expense)		(569)		(688)		(542)	20.9	(21.2)

Operating income (expense)	~~W~~	240	~~W~~	373	~~W~~	577	55.4%	54.7%

Comparison of 2021 to 2020
Operating income for securities brokerage services increased by 54.7% from
~~W~~
373 billion in 2020 to
~~W~~
577 billion in 2021.
There is no change in net interest income of
~~W~~
517 billion, as a decrease in interest income was offset by an increase in interest expense. More specifically, there was a decrease in interest income on securities measured at fair value through profit or loss and, to a lesser extent, a decrease in interest income on loans measured at fair value through profit or loss, which was partially offset by a decrease in interest expense on borrowings as well as a decrease in interest expense on bonds. The decrease in interest income on securities measured at fair value through profit or loss was primarily due to a decrease in interest income from special purpose bonds as a result of a decrease in the average balance of special purpose bonds and a decrease in interest rate. The interest income on loans measured at fair value through profit or loss decreased mainly due to a decrease in both the average balance of domestic currency facility loan and foreign currency facility loan, attributed to the increase in sell-down speed in the market, which is common for sell-down to be within six months. The interest expense decreased primarily due to the decrease in interest expense on borrowings was primarily due to a decrease in the average balance of other borrowings, resulting from the repayment of short-term borrowings lent in 2020 due to the liquidity crisis caused by
COVID-19,
and, to a lesser extent, the decrease in interest expense on bonds resulting from a decrease in short-term bond interest rate.
Net fees and commission income increased by 10.7% from
~~W~~
544 billion in 2020 to
~~W~~
602 billion in 2021 primarily due to an increase in fees and commission income on brokerage as a result of an increase in daily average stock trading volume resulting from the booming stock market in Korea during the current period, and, to a lesser extent, an increase in fees and commission income on underwriting and mergers and acquisitions advisory services resulting from the increased number of cases of underwriting and mergers and acquisitions advisory. Fees and commission income also increased due to the significant increase in overseas stock transactions due to the increase in interest in overseas stocks. The increase in net fees and commission income was partially offset by an increase in the corresponding trading commissions as fees and commission income on brokerage increased. Also, to a lesser extent, fees and commission expenses on legal and advisory services increased due to the expansion of input personnel.
Net other expense decreased by 21.2% from
~~W~~
688 billion in 2020 to
~~W~~
542 billion in 2021 due primarily to net gain on financial instruments at fair value through profit or loss came to
~~W~~
369 billion in 2021, shifting from net loss on financial instruments at fair value through profit or loss of
~~W~~
383 billion in 2020. The decrease in net other operating expense was partially offset as we recognized net loss on financial instruments designated at fair value through profit or loss of
~~W~~
88 billion in 2021 compared to net gain on financial instruments designated at fair value through profit or loss of
~~W~~
198 billion in 2020. Also, the decrease in net other operating expense was offset in part as we recognized net loss on foreign currency transaction of
~~W~~
108 billion in 2021 attributed to an increase in losses on foreign currency transaction of customer deposits in foreign currency resulting from an increase in foreign currency exchange rates amid weaker valuation of the Won, compared to net gain on foreign currency transaction of
~~W~~
115 billion in 2020.
Comparison of 2020 to 2019
Operating income for securities brokerage services increased by 55.4% from
~~W~~
240 billion in 2019 to
~~W~~
373 billion in 2020.
Net interest income increased by 12.9% from
~~W~~
458 billion in 2019 to
~~W~~
517 billion in 2020 primarily due to an increase in interest income on securities measured at fair value through profit or loss and, to a lesser extent, an increase in interest income on loans measured at amortized cost. The increase in interest income on securities measured at fair value through profit or loss was due to an increase in interest income from consolidated structured entities as a result of an increase in the average balance of investment in beneficiary certificate as the size of commitments in consolidated structured entities increased. Interest income from loans measured at amortized cost increased mainly due to an increase in the average balance of credit loans to households attributed to an increase in the size of customers’ credit loans resulting from the booming stock market in Korea, and, to a lesser extent, an increase in the average balance of foreign currency corporate loans attributed to an increase in the amount of foreign currency loans to the consolidated structured entities as a result of an increase in the size of foreign currency commitments in consolidated structured entities. The increase in net interest income was partially offset by a decrease in interest income from cash and due from banks as a result of a decrease in interest rate.
Net fees and commission income increased by 55.0% from
~~W~~
351 billion in 2019 to
~~W~~
544 billion in 2020 primarily due to an increase in fees and commission received on brokerage as a result of an increase in daily average stock trading volume resulting from the booming stock market in Korea during the current period, which was partially offset by an increase in fees and commission expenses for legal and advisory fees as a result of increased legal disputes, including those involving Lime Asset products and Discovery Asset products sold by Shinhan Bank and Shinhan Investment.
Net other expense increased by 20.9% from
~~W~~
569 billion in 2019 to
~~W~~
688 billion in 2020 due primarily to an increase in provision for credit loss allowance, which was attributed to an increase in allowance for credit losses including allowance for loans related to overseas real estate assets and allowance for loans to structured entities.
Life Insurance Services
Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2019		2020		2021		2019/2020	2020/2021

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,648	~~W~~	1,609	~~W~~	1,620	(2.4)%	0.7%
Net fees and commission income (expense)		167		162		171	(3.0)	5.6
Net other income (expense)		(1,230)		(1,203)		(1,239)	(2.2)	3.0

Operating income (expense)	~~W~~	585	~~W~~	568	~~W~~	552	(2.9)%	(2.8)%

Comparison of 2021 to 2020
Operating income for life insurance services decreased by 2.8% from
~~W~~
568 billion in 2020 to
~~W~~
552 billion in 2021.
Net interest income increased by 0.7% from
~~W~~
1,609 billion in 2020 to
~~W~~
1,620 billion in 2021 due primarily to an increase in interest income on securities at amortized cost, which was offset in part by a decrease in interest income on deposits at fair value through profit or loss and a decrease in interest income on securities at fair value through profit or loss. Interest income on securities at amortized cost increased primarily due to an increase in the average balance of securities at amortized cost as a result of an increase in the proportion of long-term government bonds with high interest rate sensitivity into securities at amortized cost resulting from an increase in the interest rate in 2021. The decrease in interest income on deposits at fair value through profit or loss was principally due to a decrease in the average balance of deposits at fair value through profit or loss as a result of most structured deposits repaid in 2021 resulting from the exercise of call options by the issuer of structured deposits. Interest income on securities at fair value through profit or loss decreased mainly due to a decrease in the average balance of securities at fair value through profit or loss attributable to a decrease in financial institution bonds repaid as the issuer of financial institution bonds exercised call options.
Net fees and commission income increased by 5.6% from
~~W~~
162 billion in 2020 to
~~W~~
171 billion in 2021 due primarily to a decrease in fees and commission expense, which was partially offset by a decrease in fees and commission income. Fees and commission expense increased principally due to a decrease in special account fees due to economic fluctuations. To a lesser extent, the decrease in fees and commission expense was due to a decrease in fees on trust accounts. The account of fees on trust accounts was no longer used since a merger of our two life insurance companies, Shinhan Life Insurance and Orange Life Insurance. The decrease in fees and commission income was mainly due to a decrease in fees on special accounts resulting from a decrease in payment cases related to special accounts due to the merger.
Net other expense increased by 3.0% from
~~W~~
1,203 billion in 2020 to
~~W~~
1,239 billion in 2021 primarily due to a decrease in gains on hedging items as well as an increase in losses on hedging items. The decrease in gains on hedging items and the increase in losses on hedging items were primarily due to an increase in foreign currency exchange rates amid weaker valuation of the Won. The increase of net other operating expense was enhanced by an increase in general and administrative expenses increased mainly as a result of the voluntary retirement implemented in December 2021. The increase of net other operating expense was partially offset as we recognized net gain on foreign currency transaction of
~~W~~
239 billion in 2021, shifting from net loss on foreign currency transaction of
~~W~~
79 billion in 2020, as a result of an increase in foreign currency exchange rates amid weaker valuation of the Won.
Comparison of 2020 to 2019
Operating income for life insurance services decreased by 2.9% from
~~W~~
585 billion in 2019 to
~~W~~
568 billion in 2020.
Net interest income decreased by 2.4% from
~~W~~
1,648 billion in 2019 to
~~W~~
1,609 billion in 2020 due primarily to a decrease in interest income on securities measured at fair value through other comprehensive income resulting from the decreased average balances of government bond and corporate bond. The decrease in net interest income was partially offset due to an increase in interest income on securities measured at amortized cost as a result of an increase in the average balance of government bond in the process of the ALM (Asset Liability Management) in order to reduce the gap of maturity duration between assets and liabilities.
Net fees and commission income decreased by 3.0% from
~~W~~
167 billion in 2019 to
~~W~~
162 billion in 2020 due primarily to an increase in fees and commission expense resulting from an increase in the rate of premium reserve (guaranteed interest benefit), which was partially offset by an increase in fee income earned from our management of separate accounts.
Net other expense decreased by 2.2% from
~~W~~
1,230 billion in 2019 to
~~W~~
1,203 billion in 2020 primarily due to an increase in gains on hedging items as well as a decrease in losses on hedging items. The increase in gains on hedging items and the decrease in losses on hedging items were primarily due to a decline in foreign currency exchange rates amid stronger valuation of the Won.
Specialized Credit Services
The specialized credit services segment consists of the specialized credit business of Shinhan Capital, including facilities leasing, installment finance, new technology finance businesses.

	Year Ended December 31,						% Change
	2019		2020		2021		2019/2020	2020/2021

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	127	~~W~~	159	~~W~~	232	25.2%	45.9%
Net fees and commission income (expense)		11		21		29	90.9	38.1
Net other income (expense)		18		(1)		80	N/M	N/M

Operating income (expense)	~~W~~	156	~~W~~	179	~~W~~	341	14.7%	90.5%

N/M = not meaningful
Comparison of 2021 to 2020
Operating income for the specialized credit business increased by 90.5% from
~~W~~
179 billion in 2020 to
~~W~~
341 billion in 2021.
Net interest income increased by 45.9% from
~~W~~
159 billion in 2020 to
~~W~~
232 billion in 2021 primarily reflecting the changes in loans measured at amortized cost. Interest income on loans denominated in Korean won increased resulting from an increase in the average balance of loans for working capital as a result of an increase in interest-earning financial assets related to corporate finance. Interest-earning financial assets related to corporate finance increased as the Shinhan Capital’s identity as a specialized credit company composed of investment banking and corporate finance, has been solidified since 2020. The increase in interest income on loans measured at amortized cost was partially offset by a decrease in interest income on loans for installment credit principally resulting from a decrease in the average balance of loans for auto and retail installment credit as a result of no additional new loans for installment credit in Shinhan Capital since transferring such assets to Shinhan Card in October, 2020.
Net fees and commission income increased by 38.1% from
~~W~~
21 billion in 2020 to
~~W~~
29 billion in 2021 primarily as a result of an increase in commission received as agency and an increase in investment banking fees. The increase in commission received as agency was principally due to an increase in management fees and performance fees earned by us as acting the general partner based on the growth trend centered on corporate finance and investment banking. Investment banking fees increased mainly as a result of an increase in underwriting fees reflecting the expansion of business operations centered on corporate finance and investment banking.
Net other income came to
~~W~~
80 billion in 2021, shifting from net other expense of
~~W~~
1 billion in 2020, primarily due to an increase in net gain on financial instruments at fair value through profit or loss and, to a lesser extent, a decrease in provision for credit loss allowance, which was offset in part by an increase in general and administrative expenses. Net gain on financial instruments at fair value through profit or loss increased mainly due to an increase in gain on valuation of puttable financial instruments. Despite an additional provision for credit loss allowance reflecting the adverse impact of
COVID-19
on our asset portfolio in 2021, provision for credit loss allowance decreased principally due to an increase in reversal of provision for credit loss allowance resulting from the redemption of large loans, including loans for aircrafts, in 2021. General and administrative expenses increased mainly as a result of the expansion of experienced employees hiring and new hiring, salaries increase, the voluntary retirement first implemented, and in-house
welfare fund contribution increase.
Comparison of 2020 to 2019
Operating income for the specialized credit business increased by 14.7% from
~~W~~
156 billion in 2019 to
~~W~~
179 billion in 2020.
Net interest income increased by 25.2% from
~~W~~
127 billion in 2019 to
~~W~~
159 billion in 2020 primarily reflecting an increase in loans measured at amortized cost, which was partially offset by an increase in interest expense on borrowings and debt securities issued. Interest income on loans measured at amortized cost increased mainly due to an increase in interest income on loans denominated in Korean won resulting from an increase in average balance of loans for working capital as a result of an increase in interest-earning financial assets related to corporate finance. Interest-earning financial assets related to corporate finance increased as the Shinhan Capital’s identity as a specialized credit company composed of investment banking and corporate finance, has been solidified since 2020. The increase in interest income on loans measured at amortized cost was partially offset by a decrease in interest income on loans for installment credit principally resulting from a decrease in the average balance of loans for auto and retail installment credit as a result of no additional new loans for installment credit in Shinhan Capital since transferring such assets to Shinhan Card in October 2020. Also, the increase in net interest income was partially offset by an increase in interest expense on borrowings mainly due to additional borrowings, as a source of financing, in order for expanding business operations and increasing its assets.
Net fees and commission income increased by 90.9% from
~~W~~
11 billion in 2019 to
~~W~~
21 billion in 2020 primarily as a result of an increase in investment banking fees due to an increase in underwriting fees reflecting the expansion of business operations centered on corporate finance and investment banking.

Net other expense came to
~~W~~
1 billion in 2020, shifting from net other income of
~~W~~
18 billion in 2019, primarily due to an increase in provision for credit loss allowance and, to a lesser extent, an increase in net foreign currency transaction loss, which was partially offset by an increase in net gain on financial instruments at fair value through profit or loss. The increase in provision for credit loss allowance was primarily as result of an additional provision for credit loss allowance and a higher expected credit loss reflecting the adverse impact of
COVID-19
on our asset portfolio. Net foreign currency transaction loss increased mainly due to losses on foreign currency transaction incurred in 2020 resulting from the settlement of foreign currency purchases of dollar through forward transactions. The increase in net gain on financial instruments at fair value through profit or loss was principally due to an increase in dividends on investment securities resulting from an increase in the number of funds with underlying assets based on interest-earning assets as a result of expansion of business operations.
Others
Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Shinhan Credit Information, Shinhan Asset Management, Shinhan Savings Bank, Asia Trust Co. Ltd., Shinhan REITs Management and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change
	2019		2020		2021		2019/2020	2020/2021

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	—	~~W~~	8	~~W~~	69	N/M %	762.5%
Net fees and commission income (expense)		261		347		415	33.0	19.6
Net other income (expense)		(248)		(197)		(224)	(20.6)	13.7

Operating income (expense)	~~W~~	13	~~W~~	158	~~W~~	260	1,115.4%	64.6%

N/M = not meaningful
Comparison of 2021 to 2020
Operating income for others increased by 64.6% from
~~W~~
158 billion in 2020 to
~~W~~
260 billion in 2021.
Net interest income was increased by 762.5% from
~~W~~
8 billion in 2020 to
~~W~~
69 billion in 2021 primarily due to an increase in net interest income of Shinhan Financial Group and, to a lesser extent, an increase in net interest income of consolidated structured entities. Net interest income of Shinhan Financial Group increased mainly reflecting a decrease in interest expense as a result of a decrease in interest rate, despite an increase in the average balance of debt securities issued. The increase in net interest income of consolidated structured entities was principally due to an increase in interest income on loans measured at amortized cost.
Net fees and commission income increased by 19.6% from
~~W~~
347 billion in 2020 to
~~W~~
415 billion in 2021 primarily due to an increase in income of Asia Trust Co., Ltd. resulting from the Group’s strengthening the non-banking
portfolio through real estate business line. The increased income from Asia Trust Co., Ltd. was mainly due to the increased number of land trusts managed by Asia Trust Co., Ltd.
Net other expense increased by 13.7% from
~~W~~
197 billion in 2020 to
~~W~~
224 billion in 2021, primarily due to an increase in net other operating expense of Shinhan Financial Group, which was partially offset by an increase in net other operating income of consolidated structured entities. The increase in net other operating expense of Shinhan Financial Group was mainly due to a decrease in net gain on financial instruments at fair value through profit or loss. Net other operating income of consolidated structured entities increased as we recognized net gain on foreign currency transaction of
~~W~~
34 billion in 2021 compared to net loss on foreign currency transaction of
~~W~~
12 billion in 2020.

Comparison of 2020 to 2019
Operating income for others increased by 1,115.4% from
~~W~~
13 billion in 2019 to
~~W~~
158 billion in 2020.
Net interest income was incurred
~~W~~
8 billion in 2020, up
~~W~~
8 billion from 2020, primarily due to an increase in interest income of consolidated structured entities resulting from an increase in the average balance of financial assets at fair value through profit or loss.
Net fees and commission income increased by 33.0% from
~~W~~
261 billion in 2019 to
~~W~~
347 billion in 2020 primarily due to an increase in income of Asia Trust Co., Ltd. resulting from the Group’s strengthening the non-banking
portfolio through real estate business line. The increased income from Asia Trust Co., Ltd. was mainly due to the increased number of land trusts managed by Asia Trust Co., Ltd.
Net other expense decreased by 20.6% from
~~W~~
248 billion in 2019 to
~~W~~
197 billion in 2020, primarily due to an increase in gains and losses related to financial instruments measured at fair value through profit or loss, which were mainly recognized by Shinhan Financial Group.
Financial Condition
Assets
The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2019		2020		2021		2019/2020	2020/2021

	(In billions of Won, except percentages)
Cash and due from banks at amortized cost	~~W~~	28,424	~~W~~	33,411	~~W~~	28,453	17.5%	(14.8)%
Financial assets at fair value through profit or loss		53,163		59,091		62,404	11.2	5.6
Derivative assets		2,829		5,634		3,799	99.2	(32.6)
Securities at fair value through other comprehensive income		59,381		58,316		64,838	(1.8)	11.2
Securities at amortized cost		45,582		47,283		49,930	3.7	5.6
Loans at amortized cost		323,245		356,222		389,137	10.2	9.2
Property and equipment, net		4,083		3,990		4,046	(2.3)	1.4
Intangible assets		5,559		5,481		5,645	(1.4)	3.0
Investments in associates		1,453		2,658		2,914	82.9	9.6
Current tax receivables		88		52		15	(40.9)	(71.2)
Deferred tax assets		218		215		135	(1.4)	(37.2)
Investment property		489		615		675	25.8	9.8
Asset for defined benefit obligations		2		18		142	800.0	688.9
Other assets		27,879		32,194		35,975	15.5	11.7
Assets held for sale		25		54		44	116.0	(18.5)

Total assets	~~W~~	552,420	~~W~~	605,234	~~W~~	648,152	9.6%	7.1%

2021 Compared to 2020
Our assets increased by 7.1% from
~~W~~
605,234 billion as of December 31, 2020 to
~~W~~
648,152 billion as of December 31, 2021, principally due to increases in loans at amortized cost, securities at fair value through other comprehensive income, other assets and financial assets at fair value through profit or loss.
Our loans at amortized cost increased by 9.2% to
~~W~~
389,137 billion as of December 31, 2021 from
~~W~~
356,222 billion as of December 31, 2020, due primarily to an increase in corporate loans and, to a lesser extent an increase in retail loans.

Our securities at fair value through other comprehensive income increased by 11.2% to
~~W~~
64,838 billion as of December 31, 2021 from
~~W~~
58,316 billion as of December 31, 2020, due primarily to an increase in the balance of debt securities measured at fair value through other comprehensive income, such as government bonds, public bonds and corporate bonds.
Our Other assets increased by 11.7% to
~~W~~
35,975 billion as of December 31, 2021 from
~~W~~
32,194 billion as of December 31, 2020, due primarily to an increase in domestic exchange settlements debits.
Our Financial assets at fair value through profit or loss increased by 5.6% to
~~W~~
62,404 billion as of December 31, 2021 from
~~W~~
59,091 billion as of December 31, 2020, due primarily to an increase in the balance of debt securities measured at fair value through profit or loss, such as beneficiary certificates, equity investment with put option, CMA and corporate bonds.
2020 Compared to 2019
Our assets increased by 9.6% from
~~W~~
552,420 billion as of December 31, 2019 to
~~W~~
605,234 billion as of December 31, 2020, principally due to increases in loans at amortized cost, financial assets at fair value through profit or loss, cash and due from banks at amortized cost, other assets and derivative assets.
Our loans at amortized cost increased by 10.2% to
~~W~~
356,222 billion as of December 31, 2020 from
~~W~~
323,245 billion as of December 31, 2019, due primarily to an increase in corporate loans and, to a lesser extent an increase in retail loans.
Our Financial assets at fair value through profit or loss increased by 11.2% to
~~W~~
59,091 billion as of December 31, 2020 from
~~W~~
53,163 billion as of December 31, 2019, due primarily to an increase in the balance of debt securities measured at fair value through profit or loss, such as beneficiary certificates, government bonds, public bonds and corporate bonds.
Our cash and due from banks at amortized cost increased by 17.5% to
~~W~~
33,411 billion as of December 31, 2020 from
~~W~~
28,424 billion as of December 31, 2019, due primarily to an increase in reserve deposits with the Bank of Korea to account for debt securities with approaching maturities.
Our Other assets increased by 15.5% to
~~W~~
32,194 billion as of December 31, 2020 from
~~W~~
27,879 billion as of December 31, 2019, due primarily to an increase in receivables.
Our derivative assets increased by 99.2% to
~~W~~
5,634 billion as of December 31, 2020 from
~~W~~
2,829 billion as of December 31, 2019, primarily due to an increase in derivative assets in foreign currency resulting from a decline in foreign currency exchange rates amid stronger valuation of the Won.

Liabilities and Equity
The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2019		2020		2021		2019/2020	2020/2021

	(In billions of Won, except percentages)
Deposits	~~W~~	294,874	~~W~~	326,417	~~W~~	364,897	10.7%	11.8%
Financial liabilities at fair value through profit or loss		1,632		1,437		1,369	(11.9)	(4.7)
Financial liabilities designated at fair value through profit or loss (IFRS 9)		9,409		8,456		8,024	(10.1)	(5.1)
Derivative liabilities		2,303		5,017		3,587	117.8	(28.5)
Borrowings		34,863		41,594		43,167	19.3	3.8
Debt securities issued		75,363		75,134		80,149	(0.3)	6.7
Liability for defined benefit obligations		121		63		51	(47.9)	(19.0)
Provisions		557		805		1,167	44.5	45.0
Current tax payable		513		390		703	(24.0)	80.3
Deferred tax liabilities		452		580		176	28.3	(69.7)
Liabilities under insurance contracts		52,164		53,459		54,333	2.5	1.6
Other liabilities		38,238		45,525		40,991	19.1	(10.0)

Total liabilities		510,489		558,877		598,614	9.5	7.1

Total equity attributable to equity holders of the Group		39,179		44,070		47,291	12.5	7.3
Non-controlling interests		2,752		2,287		2,247	(16.9)	(1.8)

Total equity		41,931		46,357		49,538	10.6	6.9

Total liabilities and equity	~~W~~	552,420	~~W~~	605,234	~~W~~	648,152	9.6%	7.1%

2021 Compared to 2020
Our total liabilities increased by 7.1% from
~~W~~
558,877 billion as of December 31, 2020 to
~~W~~
598,614 billion as of December 31, 2021, primarily due to an increase in deposits (which principally consist of customer deposits) and an increase in debt securities issued and, to a lesser extent, an increase in borrowings.
Our deposits increased by 11.8% from
~~W~~
326,417 billion as of December 31, 2020 to
~~W~~
364,897 billion as of December 31, 2021, primarily due to an increase in time and savings deposits largely resulting from policies to increase liquidity including funding supports of government and local government due to prolonged
COVID-19.
Our debt securities issued increased by 6.7% from
~~W~~
75,134 billion as of December 31, 2020 to
~~W~~
80,149 billion as of December 31, 2021, primarily due to an increase in debt securities issued denominated in Korean won.
Our borrowings increased by 3.8% from
~~W~~
41,594 billion as of December 31, 2020 to
~~W~~
43,167 billion as of December 31, 2021 primarily as a result of an increase in borrowings denominated in Korean won including borrowings from the Bank of Korea and other borrowings.
Total equity increased by 6.9% from
~~W~~
46,357 billion as of December 31, 2020 to
~~W~~
49,538 billion as of December 31, 2021, largely due to an increase in retained earnings and an increase resulting from additional hybrid bonds issued by the Group.

2020 Compared to 2019
Our total liabilities increased by 9.5% from
~~W~~
510,489 billion as of December 31, 2019 to
~~W~~
558,877 billion as of December 31, 2020, primarily due to an increase in deposits (which principally consist of customer deposits) and an increase in other liabilities and an increase in borrowings and, to a lesser extent, an increase in derivative liabilities.
Our deposits increased by 10.7% from
~~W~~
294,874 billion as of December 31, 2019 to
~~W~~
326,417 billion as of December 31, 2020, primarily due to an increase in time and savings deposits largely resulting from customers’ preference for low-risk
investments in light of the continuing uncertainty in financial markets.
Our other liabilities increased by 19.1% from
~~W~~
38,238 billion as of December 31, 2019 to
~~W~~
45,525 billion as of December 31, 2020, primarily due to an increase in domestic exchanges payables and account payables.
Our borrowings increased by 19.3% from
~~W~~
34,863 billion as of December 31, 2019 to
~~W~~
41,594 billion as of December 31, 2020 primarily as a result of an increase in borrowings denominated in Korean won including borrowings from the Bank of Korea and other borrowings.
Our derivative liabilities increased by 117.8% from
~~W~~
2,303 billion as of December 31, 2019 to
~~W~~
5,017 billion as of December 31, 2020, primarily due to an increase in derivative liabilities in foreign currency resulting from a decline in foreign currency exchange rates amid stronger valuation of the Won.
Total equity increased by 10.6% from
~~W~~
41,931 billion as of December 31, 2019 to
~~W~~
46,357 billion as of December 31, 2020, largely due to an increase in retained earnings and an increase in paid in capital resulting from common stock issued by the Group.

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
The following table sets forth our capital resources as of December 31, 2021.

	As of December 31, 2021
	(In billions of Won)
Deposits	~~W~~	364,897
Long-term debt		78,023
Call money		1,535
Borrowings from the Bank of Korea		5,278
Other short-term borrowings		28,559
Asset securitizations		10,709
Stockholders’ equity (1)		17,657

Total	~~W~~	506,658

Note:

(1)	Includes capital stock, share premium, and hybrid bonds issued.
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
Our primary funding strategy has been to achieve
low-cost
funding by increasing the average balances of
low-cost
retail customer deposits. Customer deposits accounted 70.1% of our total funding as of December 31, 2019, for 70.9% of our total funding as of December 31, 2020 and 72.0% of our total funding as of December 31, 2021. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost
source of funding. Even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.
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
As of December 31, 2019, 2020 and 2021,
~~W~~
6,015 billion,
~~W~~
6,816 billion and
~~W~~
7,610 billion, or 2.1%, 2.1% and 2.1%, respectively, of Shinhan Bank’s total deposits were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates which are generally lower than market rates.
In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Government and Government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, our company, as well as Shinhan Bank may also issue long-term debt securities denominated in foreign currencies in overseas markets. Our company and Shinhan Bank each have a global medium term notes program under which foreign currency-denominated notes may be issued with an aggregate program limit of US$5 billion and US$6 billion, respectively. As of December 31, 2019, 2020 and 2021, our long-term debt amounted to
~~W~~
73,299 billion,
~~W~~
75,089 billion and
~~W~~
78,023 billion, respectively.
We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to
~~W~~
20,842 billion,
~~W~~
3,765 billion,
~~W~~
2,190 billion and
~~W~~
708 billion, or 75.8%, 13.7%, 8.0%, and 2.5%, respectively, of the funding for our credit card activities, as of December 31, 2021. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.
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
Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to
~~W~~
29,002 billion,
~~W~~
31,471 billion and
~~W~~
35,372 billion, as of December 31, 2019, 2020 and 2021, respectively, each representing 6.9%, 6.8% and 7.0%, respectively, of our total funding as of such dates.
We may also from time to time obtain funding through issuance of equity securities. For example, On September 29, 2020, partly in response to the prolonged
COVID-19
pandemic and to increase our loss absorption capacity, we issued 39,130,000 common shares to two private equity funds, thereby increasing our paid-in
capital by
~~W~~
195.7 billion. As a result of such offering, which was substantially fully subscribed and resulted in a capital increase of approximately 7.5%, we raised approximately
~~W~~
1,158 billion (before underwriting commissions and other offering expenses).
In addition, we obtain funding through issuance of hybrid bonds. The total of our hybrid bonds issued were
~~W~~
3,335 billion. In 2021, the additional hybrid bonds of
~~W~~
1,155 billion were newly issued to improve the capital adequacy ratio by expanding the capital.
In limited situations, we may also issue convertible and/or preferred shares. For example, in August 2003, in order to partly fund our acquisition of Chohung Bank, we raised a total of
~~W~~
2,552 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares to domestic financial institutions and governmental entities in Korea, all of which shares have since been redeemed or converted. In addition, in January 2007, partly to fund the acquisition of LG Card, we raised a total of
~~W~~
3,750 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares, all of which have been redeemed as of the date hereof. In April 2011, we issued redeemable preferred shares to fund redemption of such securities, and in April 2016, we redeemed the redeemable preferred shares issued in April 2011. In February 2019, we raised a total of
~~W~~
750 billion through domestic private placements of convertible preferred shares. For further details of our preferred shares, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”
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
Contractual Cash Obligations
The following table sets forth our contractual cash obligations as of December 31, 2021.

	As of December 31, 2021 Payments Due by Period (1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total

	(In billions of Won)
Deposits	~~W~~	212,378	~~W~~	36,147	~~W~~	40,880	~~W~~	59,303	~~W~~	17,047	~~W~~	2,590	~~W~~	368,345
Borrowings		13,160		3,928		3,644		5,172		14,168		3,649		43,721
Debt securities issued		4,833		7,034		7,257		17,537		41,800		5,335		83,796
Lease liability		28		37		50		89		287		122		613

Total	~~W~~	230,399	~~W~~	47,146	~~W~~	51,831	~~W~~	82,101	~~W~~	73,302	~~W~~	11,696	~~W~~	496,475

Note:

(1)
Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings, debt securities issued and lease liability, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2021 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

Commitments and Guarantees
In the normal course of business, we and our subsidiaries make various commitments and guarantees to meet the financing needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letter of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the counterparty draws down the commitment or we should fulfill our obligation under the guarantee and the counterparty fails to perform under the contract. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit-Related Commitments and Guarantees.”
The following table sets forth our commitments and guarantees as of December 31, 2021. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2021 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total

	(In billions of Won)
Commitments to extend credit (1)	~~W~~	99,321	~~W~~	1,477	~~W~~	257	~~W~~	101,055
Commercial letters of credit (2)		3,392		113		—		3,505
Financial guarantees (3)		2,770		1,105		7		3,882
Performance guarantees (4)		3,694		3,334		8		7,036
Liquidity facilities to SPEs (5)		1,198		513		275		1,986
Acceptances (6)		769		3		—		772
Endorsed bills (7)		7,691		—		—		7,691
Unused credit limits on credit cards		87,060		—		—		87,060
Other		1,628		307		3,361		5,296

Total	~~W~~	207,523	~~W~~	6,852	~~W~~	3,908	~~W~~	218,283

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
Capital Adequacy
The Financial Services Commission regulations require that capital ratios be computed based on our consolidated financial statements under IFRS and regulatory guidelines. The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2019, 2020 and 2021 based on Basel III.

	As of December 31,
	2019		2020		2021

	(In millions of Won, except percentages)
Tier I Capital:
Tier I CE Capital	~~W~~	28,561,568	~~W~~	32,461,864	~~W~~	35,469,554
Paid-in capital		2,645,053		2,882,231		2,882,231
Capital reserve		9,494,769		10,692,543		10,692,438
Retained earnings		25,525,821		27,777,169		30,541,300
Non-controlling interests in consolidated subsidiaries		70,398		66,966		50,475
Others		(9,174,473)		(8,957,045)		(8,696,890)
Additional Tier I Capital		3,138,262		3,805,372		4,965,931

Total Tier I Capital	~~W~~	31,699,830	~~W~~	36,267,236	~~W~~	40,435,485

Tier II Capital:
Allowances for credit losses		479,393		700,892		743,451
Subordinated debt		105,000		70,000		—
Others		3,430,347		2,670,949		2,684,500

Total Tier II capital	~~W~~	4,014,740	~~W~~	3,441,841	~~W~~	3,427,951

Total Capital	~~W~~	35,714,570	~~W~~	39,709,077	~~W~~	43,863,436

Risk-weighted assets
Credit risk	~~W~~	226,670,310	~~W~~	220,626,623	~~W~~	235,174,053
Market risk		11,660,212		11,768,520		14,042,483
Operational risk		18,561,142		19,926,283		21,475,647

Total risk-weighted assets	~~W~~	256,891,664	~~W~~	252,321,426	~~W~~	270,692,183

Capital adequacy ratio		13.90%		15.74%		16.20%
Tier I capital adequacy ratio		12.34%		14.37%		14.94%
Common equity capital adequacy ratio		11.12%		12.87%		13.10%

	As of December 31,
	2019		2020		2021
	(Percentages)
Group BIS ratio (1)		13.90%		15.74%		16.20%
Total capital adequacy ratio of Shinhan Bank		15.91		18.47		18.18
Adjusted equity capital ratio of Shinhan Card (2)		20.08		19.91		18.85
Solvency ratio for Shinhan Life Insurance (3)		227.9		249.5		284.6

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

ITEM 5.C.	Research and Development, Patents and Licenses, etc.
Not applicable.

ITEM 5.D.	Trend Information
These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E.	Critical Accounting Estimates
Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management
Executive Directors
Our executive director is as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends (1)
Cho Yong-byoung	Jun. 30, 1957	Chief Executive Officer	March 23, 2017	March 2023

Note:

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.
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
Our
non-executive
and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends (1)
Jin Ok-dong	Feb. 21, 1961	Non-Executive Director	March 27, 2019	March 2023
Park Ansoon	Jan. 24, 1945	Outside Director	March 23, 2017	March 2023
Bae Hoon	Mar. 30, 1953	Outside Director	March 25, 2021	March 2023
Byeon Yang-ho	Jul. 30, 1954	Outside Director	March 27, 2019	March 2023
Sung Jae-ho	Mar. 18, 1960	Outside Director	March 27, 2019	March 2023
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2023
Lee Yoon-jae	Nov. 3, 1950	Outside Director	March 27, 2019	March 2023
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2024
Choi Jae Boong	Feb. 18, 1965	Outside Director	March 25, 2021	March 2023
Huh Yong-hak	Sep. 10, 1958	Outside Director	March 27, 2019	March 2023
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2023
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2023
Jin Hyun-duk	Sep. 10, 1955	Outside Director	March 26, 2020	March 2023

Note:

(1)	The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.
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
Byeon
Yang-ho
has been our outside director since March 27, 2019. Mr. Byeon is currently a company advisor at VIG Partners and also served as a former government official of the Korean Ministry of Finance and Economy, and independent director of TongYang Life Insurance. Mr. Byeon received a Ph.D. in economics from Northern Illinois University.
Sung
Jae-ho
has been our outside director since March 27, 2019. Mr. Sung is currently a professor at Sung Kyun Kwan University School of Law. Mr. Sung previously served as a policy advisor of the Ministry of Unification in 2009 and the Ministry of Foreign Affairs and Trade in 2002. Mr. Sung also served as an outside director of NICE Holdings from 2018 to 2019 and Shinhan Card from 2015 to 2019, and chairman of Korea Council of International Law. Mr. Sung received a Ph.D. in law from Sung Kyun Kwan University.

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
Kim Jo Seol
has been newly appointed as our outside director since March 24, 2022. Ms. Kim is a Korean-Japanese professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms Kim received a Ph.D. in economics from Osaka City University
.
Choi Jae Boong
has been our outside director since March 25, 2021. Mr. Choi currently serves as a professor of mechanical engineering at Sung Kyun Kwan University, College of Engineering and director of Human-centered Convergence Design BK(Brain Korea)21+ Project, which is a human resource development program initiated by the Government. Mr. Choi received a Ph.D. in mechanical engineering from University of Waterloo.
Huh
Yong-hak
has been our outside director since March 27, 2019. Mr. Huh currently serves as the chief executive officer of First Bridge Strategy Limited since 2015. Mr. Huh served as the chief investment officer of alternative investment of the Hong Kong Monetary Authority from 2008 to 2014. Mr. Huh received a master’s degree in international affairs from Columbia University.
Kwak Su Keun
has been our outside director since March 25, 2021. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D in business administration from University of North Carolina Chapel Hill.
Yoon Jaewon
has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and member of the committee for National Tax Service as well as the committee on national accounting policy of the Ministry of Economy and Finance and Korea Custom Service. Ms. Yoon previously served as a non-executive
judge at the Tax Tribunal from 2013 to 2019. Ms. Yoon received a Ph.D in accounting from Korea University.
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

Executive Officers
In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position	In Charge of
Heo Young Taeg	Aug. 13, 1961	Deputy President and Chief Management Officer	Business Management Team 1, 2, 3
Jang Dong-ki	Jan. 2, 1964	Deputy President	Global Markets & Securities Business Group
An Hyo-ryul	May. 26, 1965	Deputy President	Wealth Management Business Group
Lee Young jong	Feb. 7, 1966	Deputy President	Pension Business Group
Wang Ho-min	Mar. 4, 1964	Deputy President and Chief Compliance Officer	Compliance Team
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer	Shinhan Leadership Center Management Support Team ICT Planning Team
Ahn Jun Sik	May 1, 1965	Deputy President and Chief Public Relations Officer	Brand PR Division
Jung Keun Soo	Apr. 1, 1966	Deputy President	Global Investment Banking Business Group
Kim Soung Jo	Jan. 18, 1967	Deputy President	Group Audit
Bang Dong-kwon	Feb. 10, 1966	Deputy President and Chief Risk Officer	Risk Management Team Risk Model Validation Team Credit Review Team
Seo Seung Hyeon	Mar. 3, 1967	Deputy President and Head of Global Business Group	Global Business Management Group
Lee Taekyung	May. 30, 1966	Deputy President and Chief Financial Officer	Finance Management Team Investor Relations Team Accounting Division
Kim Myoung Hee	Jan. 16, 1968	Deputy President and Chief Digital Officer	Digital Planning Team
Koh Seogheon	Sept. 27, 1968	Executive Director and Chief Strategy & Sustainability Officer	Strategic Planning Team ESG Planning Team
Kim Tae Youn	Jul. 7, 1968	Executive Director and Head of Accounting Division	Accounting Planning Team Internal Control on Financial Reporting Team
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
Lee Young jong
has been our deputy president since January 1, 2022. Mr. Lee is currently the head of group pension business. Mr. Lee previously served as a vice president of Orange Life. Mr. Lee received a bachelor’s degree in business administration from Seoul National University.
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
Jung Keun Soo
has been our deputy president and the head of Group and Global Investment Banking group since January 1, 2021. Mr. Jung previously served as the managing director of investment and finance division at Shinhan Bank. Mr. Jung received a bachelor’s degree in Chinese language and literature from Korea University.
Kim Soung Jo
has been our deputy president since January 1, 2021. Mr. Kim previously served as the head of audit team at Shinhan Financial Group. Mr. Kim received a bachelor’s degree in economics from Seoul National University.
Bang Dong-kwon
has been our chief risk officer since January 1, 2020. Mr. Bang previously served as the head of risk management department of Shinhan Bank. Mr. Bang received a bachelor’s degree in English language and literature from Sung Kyun Kwan University.
Seo Seung Hyeon
has been our deputy president and the head of group global business since January 1, 2022. Mr. Seo previously served as the director of global business at Shinhan Bank. Mr. Seo received a master’s degree in economics from Korea University.
Lee Taekyung
has been our deputy president and chief financial officer since January 1, 2022. Mr. Lee previously served as the CEO of Shinhan Bank Vietnam and the CEO of Shinhan Bank Cambodia. Mr. Lee received a bachelor’s degree in economics from Seoul National University.
Kim Myoung Hee
has been our deputy president and chief digital officer since January 1, 2022. Before joining Shinhan Financial Group, Ms. Kim was the CEO, Hancom MDS Inc. Ms. Kim received a Ph.D. in Knowledge Consulting from Dankook University and master’s degree in Management Information System from Sogang University.
Koh Seogheon
has been our executive director and chief strategy & sustainability officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.
Kim TaeYoun
has been our executive director and head of accounting division since January 1, 2022. Mr. Kim previously served as the managing director of finance management team of Shinhan Financial Group. Mr. Kim received a bachelor’s degree in economics from Yonsei University.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B.	Compensation
The aggregate remuneration and
benefits-in-kind
paid by us to our chairman, our executive directors, our
non-executive
directors and our executive officers for the year ended December 31, 2021 was
~~W~~
4.9 billion, consisting of
~~W~~
4.0 billion in salaries and wages and
~~W~~
0.9 billion in bonus payments.
We do not offer any service contracts to outside directors upon their retirement, but we may offer such service contracts to certain members of our senior management upon termination of their employment with us. We do not pay any severance payment to outside directors upon their retirement, but we pay fixed sums of severance payment to members of our senior management pursuant to our internal guidelines on severance payments. In 2021, we accrued
~~W~~
0.1 billion for retirement bonus.
Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2021, we have no stock options that remain unexercisable. We did not record any accrued expense for stock options in 2021.
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
Neither performance units nor performance shares have been granted to outside directors. In 2021, we recognized no accrued expenses for performance units and
~~W~~
10.6 billion as accrued expenses for performance shares.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in December 2016, we are required to disclose in our Korean annual report the individual annual compensation (including stock options) paid by us to our directors and statutory auditors if the individual annual compensation for such persons is
~~W~~
500 million or greater.
In 2021, Cho Yong-byoung, our Chief Executive Officer, received
~~W~~
839 million, consisting of salaries and wages. In addition, in 2021, Mr. Cho was granted 30,000 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during four years, beginning with the fiscal year in which such shares were granted.
The Group determines annual incentive compensation by conducting performance evaluations. Performance measures include quantitative measures, such as total shareholder return, profitability, risk-adjusted return, nonperforming loan ratios before sales and write-offs and efficiency ratios, as well as qualitative measures such as the achievement of pre-established
strategic initiatives. The Group determines long-term incentive compensation by conducting performance evaluations over a four-year period. Performance measures include quantitative measures, such as the relative stock price performance, net profit, adjusted ROE and non-performing
loans ratio. The maximum number of performance shares that may be granted to directors of the board of the Group in respect of the fiscal year 2022 has been set at 30,000 shares in the aggregate.

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
Risk Management Committee
The Risk Management Committee currently consists of four outside directors, namely
Huh-Yong-hak
(Chair), Byeon
Yang-ho,
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
Audit Committee
The Audit Committee currently consists of four outside directors, namely Yoon Jaewon (Chair), Kwak Su Keun, Bae Hoon and Sung
Jae-ho.
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
Remuneration Committee
The Remuneration Committee currently consists of three outside directors, namely Lee Yong Guk (Chair), Byeon
Yang-ho
and Bae Hoon. At least
one-half
of the members of this committee must be outside directors and currently all members of Remuneration Committee are outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.
Committee for Recommending Candidates for Independent Directors and Members of Audit Committee
The Committee for recommending candidates for independent directors and members of audit committee currently consists of five outside directors, namely Choi Jae Boong (Chair), Kim Jo Seol, Park Ansoon, Yoon Jaewon, and Huh
Yong-hak.
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

Committee for Recommending Candidates for CEO
The Committee for recommending candidates for Chief Executive Officer (CEO) was established in March 2012 and currently consists of seven directors, namely Sung
Jae-ho
(Chair), Jin
Hyun-duk,
Lee
Yoon-jae,
Kwak Su Keun, Bae Hoon, Lee Yong Guk and Choi Jae Boong. However, when the meeting for final selection of candidates for Chief Executive Officer, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. This committee is responsible for matters concerning the recommendation of candidates for the CEO including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.
Environmental, Social and Governance (ESG) Strategy Committee
The ESG Strategy Committee was established in March 2015 and currently consists of five directors, namely Kwak Su Keun (Chair), Kim Jo Seol, Byeon Yang-ho, Yoon Jaewon and Cho Yong-byoung. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability report and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy toward climate change.
Committee for Managing Subsidiary’s Business
The Committee for managing subsidiary’s business was established in March 2021 and currently consists of five directors, namely Cho Yong-byoung (Chair), Lee Yoon-jae, Huh-Yong-hak, Sung
Jae-ho
and Park Ansoon. This committee is responsible for matters concerning the evaluation of subsidiary management leadership, establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

ITEM 6.D.	Employees
At the holding company level, we had 157, 152 and 165 regular employees as of December 31, 2019, 2020 and 2021, respectively, almost all of whom are employed within Korea. Our subsidiaries had 19,850, 21,500 and 21,365 regular employees as of December 31, 2019, 2020 and 2021, respectively, almost all of whom are employed within Korea. In addition, we had seven, three and five non-regular
employees at the holding company level as of December 31, 2019, 2020 and 2021, respectively, and 2,190, 1,436 and 1,942 non-regular
employees at the subsidiary level as of December 31, 2019, 2020 and 2021, respectively. Of the total number of regular and non-regular
employees at both the holding company and subsidiaries, approximately 1.14% were managerial or executive employees.
8,973 employees of Shinhan Bank and 307 employees of Jeju Bank were members of the Korean Financial Industry Union as of December 31, 2021. 2,140 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2021. 1,581 employees of Shinhan Investment, 1,528 employees of Shinhan Life Insurance and 207 employees of Shinhan AITAS were members of the Korea Finance & Service Workers’ Union as of December 31, 2021.
Under Korean law, we may not terminate full time employees except under limited circumstances.
Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house)
that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2019, 2020 and 2021, we recognized liabilities (asset) for defined benefit obligations of
~~W~~
119 billion,
~~W~~
44 billion and
~~W~~
(91) billion, respectively. See Note 25 of the notes to our consolidated financial statements included in this annual report.

ITEM 6.E.	Share Ownership
As of April 6, 2022, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 127,036 shares of our common stock, representing approximately 0.02% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.
Members of the employee stock ownership association have certain pre-emptive
rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2021, the employee stock ownership association owned 25,464,625 shares of our common stock.
Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2021, there were no unexercisable stock options.
On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles
360-2
of the Korean Commercial Code. As part of the comprehensive stock exchange, we transferred 980,780 shares of our common stock to Orange Life Insurance in exchange for 1,485,697 treasury shares of Orange Life Insurance held by Orange Life Insurance in accordance with the exchange ratio for the comprehensive stock exchange. Pursuant to paragraph (2) of Article
342-2
of the Korean Commercial Code, Orange Life Insurance was required to dispose of these shares of our common stock within six months from the acquisition date. In addition, we also transferred 5,514,807 shares of our common stock to Orange Life Insurance in exchange for 8,353,891 shares of Orange Life Insurance which were purchased by Orange Life Insurance as a result of the exercise of appraisal rights by dissenting shareholders of Orange Life Insurance. Pursuant to paragraph (1) of Article
62-2
of the Financial Holding Company Act, Orange Life Insurance was required to dispose of these shares of our common stock within three years from the acquisition date. The acquisition date of these shares of common stock was December 30, 2020. Orange Life Insurance disposed all of such shares as of January 28, 2021. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021.
On September 29, 2020, we acquired a 96.8% interest in Neoplux, a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article
360-10
of the Korean Commercial Code. As part of the small-scale stock exchange, we transferred 7,153 shares of our common stock to Neoplux in exchange for 80,090 treasury shares of Neoplux held by Neoplux in accordance with the exchange ratio for the small-scale stock exchange. Pursuant to paragraph (2) of Article
342-2
of the Korean Commercial Code, Neoplux was required to dispose of these shares of our common stock within six months from the acquisition date. In addition, we also transferred 1,755 shares of our common stock to Neoplux in exchange for 19,653 shares of Neoplux which were purchased by Neoplux as a result of the exercise of appraisal rights by dissenting shareholders of Neoplux. Pursuant to paragraph (1) of Article
62-2
of the Financial Holding Company Act, Neoplux was required to dispose of these shares of our common stock within three years from the acquisition date. The acquisition date of these shares of common stock was December 30, 2020. Neoplux subsequently changed its name to Shinhan Venture Investment on January 11, 2021 and disposed all of such shares as of March 8, 2021.
On September 29, 2020, partly in response to the prolonged
COVID-19
pandemic and to increase our loss absorption capacity, we issued 39,130,000 common shares to two private equity funds, thereby increasing our paid-in
capital by
~~W~~
195.7 billion.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders
The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2021.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service	45,340,437	8.78%
BlackRock Fund Advisors (1)	28,133,027	5.45%
Shinhan Financial Group Employee Stock Ownership Association	25,464,625	4.93%
Centennial Investment Limited	20,440,000	3.96%
BNP Paribas SA	18,690,310	3.62%
Supreme, L.P.	18,690,000	3.62%
Citibank, N.A. (ADR Department)	15,728,396	3.04%
Norges Bank	10,436,161	2.02%
The Government of Singapore	9,477,462	1.83%
Vanguard Total International Stock Index	6,398,267	1.24%
People’s Bank of China	5,522,909	1.07%
Others	312,277,960	60.45%

Total	516,599,554	100.00%

Note:

(1)	Based on Form SC 13G filed by BlackRock, Inc. on February 3, 2022.

As of December 31, 2021, the number of treasury shares held by us is 6,352 common shares, which do not have voting rights. Other than those listed above, no other person or entity known by us, jointly or severally, directly or indirectly own more than 1% of our issued and outstanding voting securities or otherwise exercise control or could exercise control over us. None of our shareholders have different voting rights.
As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value
~~W~~
5,000 per share.
As of December 31, 2021, the latest date on which we closed our shareholders’ registry, 619 shareholders of record were notated as U.S. persons, holding in the aggregate 23.45% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing one share of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

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
In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately
~~W~~
155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2021, BNP Paribas held 18,690,310 shares, or 3.62% of our total common stock.
As of December 31, 2019, 2020 and 2021, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of
~~W~~
4.4 billion,
~~W~~
5.1 billion and
~~W~~
6.1 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.
Legal Proceedings
We and our subsidiaries are involved in various legal actions and regulatory proceedings arising from the normal course of business. As of December 31, 2021, we and our subsidiaries were defendants in pending lawsuits (including regulatory proceedings) in the aggregate claim amount of
~~W~~
404 billion, for which we recorded a provision of
~~W~~
10 billion. We also recorded additional
~~W~~
4 billion for insurance contract liabilities (reserve for claims) for litigations, etc.
In January 2017, the Financial Supervisory Service notified Shinhan Investment of an institutional warning and imposed an administrative fine of
~~W~~
852 million for alleged prohibited trading of entrusted properties. In October 2018, the Financial Supervisory Service requested Shinhan Bank to submit supporting documents in connection with allegations of inadequate compliance controls. In November 2018, the Financial Supervisory Service notified Shinhan Bank of an institutional caution for alleged deficiencies in its customer due diligence and imposed an administrative fine of
~~W~~
100 million citing negligence in carrying out its customer verification obligations. In December 2019, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of
~~W~~
3 billion for alleged prohibited activities, including promotional activities for specified money trusts, investment solicitation for derivatives and management of trust properties. In 2021, the Korea Exchange imposed a total of three penalties on Shinhan Investment for regulatory violations, totaling
~~W~~
2.7 million in fines. In 2021, the Financial Supervisory Service imposed a total of eight penalties against Shinhan Investment for regulatory violations, totaling
~~W~~
4,092 million in fines, which include a fine of
~~W~~
1,800 million for certain employees’ violation of conflict of interest obligations in connection with the Lime Asset incident and a fine of
~~W~~
1,160 million for violation of rules against advertising certain money trust products. In January 2020, the Financial Supervisory Service notified Shinhan Life Insurance of an institutional caution and imposed an administrative fine of
~~W~~
266 million for allegedly omitting certain information regarding the level of expenses deducted from premiums paid when selling savings insurance products over the telephone. In February 2021, the Financial Supervisory Service notified Shinhan Bank of an institutional warning and imposed an administrative fine of
~~W~~
2.1 billion for reasons including alleged violation of internal regulations and reporting procedures in connection with Shinhan Bank’s designation as the primary bank for Seoul Metropolitan Government in 2018. In March 2021, the FSS notified Shinhan Bank of an institutional caution and imposed an administrative fine of
~~W~~
31.2 million for alleged violation of the safety standard in operating its information system in respect of the electronic financial transaction and alleged negligence in notifying its customers of the errors occurred to the electronic financial transaction and measures taken to correct the errors. In January 2021, the Financial Services Commission imposed a fine of
~~W~~
28.8 million on Shinhan Card citing failure to discard personal information after transaction.
It has been reported in the press that certain employees of Shinhan Bank have been indicted by the Prosecutors’ Office for allegedly illegally influencing the hiring process of new employees and manipulating hiring standards for certain candidates. As of the date hereof, six current and former employees of Shinhan Bank, each of whom had occupied positions within Shinhan Bank’s recruiting department between 2013 and 2016, have been indicted for alleged illegal hiring activities while they occupied such positions at Shinhan Bank. In addition to these employees, on September 17, 2018, the Prosecutors’ Office also indicted our current Chief Executive Officer, who previously served as Shinhan Bank’s president, chief executive officer and executive director from March 2015 through March 2017, for alleged illegal hiring activities while he occupied such position at Shinhan Bank. In January 22, 2020, the Seoul Eastern District Court found him partially guilty on charges of influence-peddling and issued a six-month
prison term, suspended for two years, which was appealed to the Seoul High Court. In November 22, 2021, our current Chief Executive Officer was acquitted by the Seoul High Court of such allegations. The case is currently pending in the Supreme Court. We believe that we have robust and fair internal procedures for hiring new employees. As part of Shinhan Bank’s efforts to enhance fairness and transparency of its hiring practices, Shinhan Bank has adopted the model hiring procedures promulgated by the Korea Federation of Banks, and beginning in 2018 has established a hiring committee consisting of third-party human resources experts and internal compliance officers.
In August 2019, the Financial Supervisory Service launched an investigation into Lime Asset, Korea’s largest hedge fund managing approximately
~~W~~
4.1 trillion in assets as of December 31, 2020, including with regards to allegations that Lime Asset had concealed the fact that it had changed the multi-manager trade finance fund’s investment method and concealed losses in their trade finance funds. Beginning in October 2019, Lime

Asset suspended withdrawals from certain of its funds, freezing approximately
~~W~~
1.7 trillion in total as of the end of 2019, according to the Financial Supervisory Service. According to Financial Supervisory Service investigations, Lime Asset’s
~~W~~
211 billion trade finance fund was found to have been associated with a debacle involving the IIG, a New York-based investment adviser charged with securities fraud and running a Ponzi scheme. On November 26, 2019, the SEC revoked the registration of IIG for allegedly overvaluing defaulted loans in the fund’s portfolio to conceal losses in its flagship hedge fund and selling at least $60 million in fake loan assets to clients. According to the Financial Supervisory Service, Lime Asset signed a contract with a Singaporean commodity trader, which took over Lime Asset’s ownership stake in an IIG fund in June 2019, with the Singaporean entity issuing promissory notes to Lime Asset, and Lime Asset did not properly disclose to its investors such change in the fund’s investment target from the IIG fund to promissory notes.
Certain investors in funds of Lime Asset have filed dispute mediation claims to the Financial Supervisory Service and criminal and civil claims against Lime Asset, as well as against financial institutions that have sold such products, claiming they learned of the change in the trade finance fund’s investment method and losses only in October 2019 and that they were also misguided and not fully informed of the risks associated with these funds when investing in such products. The Financial Supervisory Service conducted a comprehensive audit in November and December 2019. In February 2020, the Prosecutors’ Office of Korea announced that they had launched an investigation into Lime Asset as well as Shinhan Investment and also searched Shinhan Bank’s headquarters on July 1, 2020 in connection with this matter. The Financial Supervisory Service conducted investigations into Lime Asset as well as financial institutions that have sold Lime Asset products, including Shinhan Bank and Shinhan Investment, and is expected to impose regulatory sanctions on institutions and employees for improper solicitation and inadequate internal controls. In November 2020, the Financial Supervisory Service imposed a partial business suspension on Shinhan Investment and suspension from duties and a cautionary warning to its two former CEOs. On December 10, 2021, the Financial Supervisory Service imposed a partial business suspension and a fine of W4 billion on Shinhan Investment, and a cautionary warning on two former employees of Shinhan Investment in connection with alleged violations of the Capital Markets Act and the Act on Real Name Financial Transactions and Confidentiality. On April 22, 2021, the sanctions committee of the Financial Supervisory Service recommended a partial business suspension and fine of
~~W~~
8.7 billion on Shinhan Bank, a cautionary warning to the CEO of Shinhan Bank, an institutional caution and fine of
~~W~~
50 million on Shinhan Financial Group and a caution to the CEO of Shinhan Financial Group in connection with Shinhan Bank’s alleged improper solicitation of troubled Lime Asset funds and management’s oversight in risk management. The partial business suspension on Shinhan Bank and the fines on Shinhan Bank and Shinhan Financial Group recommended by the sanctions committee will be deliberated at the Securities and Futures Commission of the Financial Services Commission and will be confirmed if approved at a regular meeting of the Financial Services Commission.
On December 5, 2021, the Supreme Court concluded that a former employee of Shinhan Investment was partially guilty on charges of conspiring to conceal from investors Lime Asset’s losses and change in investment target and imposed a sentence of eight years’ imprisonment and a
~~W~~
300 million fine. In May 2020, Shinhan Investment announced that its board of directors has resolved to compensate certain investors for amounts ranging between 30% to 70% (in the case of retail investors) and 20% to 50% (in the case of institutional investors) of the amount of such investor’s investment in Lime Asset products. In June 2020, Shinhan Bank announced that its board of directors has resolved to make prepayments to investors in certain Lime Asset funds that have reached maturity in an amount equal to 50% of such investor’s investment in the relevant product. On June 30, 2020, the Financial Supervisory Service’s dispute settlement committee recommended through a non-binding
ruling for brokerages, including Shinhan Investment, to return 100% of the amount of investors’ investment in certain of Lime Asset products sold after November 2018 in the aggregate of approximately
~~W~~
161 billion. In August 2020, the board of directors of Shinhan Investment resolved to accept the non-binding
ruling for certain Lime Asset’s trade finance funds sold around November 2018. With these resolutions by the board of directors of Shinhan Investment, the total amount of compensation to investors of Lime Asset funds that Shinhan Investment has agreed to pay has reached
~~W~~
42.46 billion. On April 19, 2021, the Financial Supervisory Service’s dispute settlement committee recommended through a non-binding
ruling for Shinhan Bank to

compensate investors of certain Lime Asset products (Lime Credit Insured Funds) it had sold by applying a 55% base compensation ratio, with adjustments depending on particular facts, such as the nature of the investor (e.g., whether retail or institutional investor, the age and experience level of the investor, etc.) and adequacy of documentation, which would result in compensation of such investors for amounts ranging between 40% to 80% of the loss they have suffered on such products. As such, Shinhan Bank is expected to compensate the investors in respect of the remaining 50% of such investor’s investment based on the above compensation guideline recommended by the Financial Supervisory Service’s dispute settlement committee through Shinhan Bank’s self-regulated mediation procedures.
In June 2020, the Financial Supervisory Service launched an investigation into Discovery Asset Management Co., Ltd. (“
Discovery Asset
”), which operated funds that invested in certain funds in the U.S. managed by Direct Lending Investment, LLC (“
DLI
”). In April 2019, the U.S. Securities and Exchange Commission obtained a preliminary injunction and order appointing a receiver to freeze DLI’s funds based on the complaint that DLI fabricated values of its assets under management and reported returns. In response, Discovery Asset suspended withdrawals from funds under its management, thereby freezing approximately
~~W~~
256 billion in total of its investors’ funds as of April 2019. While neither Shinhan Bank nor Shinhan Investment was involved in sale of such
DLI-related
funds structured by Discovery Asset, Shinhan Bank and Shinhan Investment did sell other Discovery Asset funds (affected by such suspension of withdrawal) to investors in Korea. Between 2017 and 2019, Shinhan Bank and Shinhan Investment sold approximately
~~W~~
93.6 billion and
~~W~~
50.8 billion, respectively, of such Discovery Asset products (unrelated to DLI funds), of which only Shinhan Bank has recovered approximately
~~W~~
45.1 billion from Discovery Asset. Of the remaining balance of approximately
~~W~~
48.5 billion and
~~W~~
50.8 billion, respectively, Shinhan Bank and Shinhan Investment are in discussion with the investors to settle these amounts based on mutually agreeable terms.
From May 2017 to December 2018, Shinhan Investment sold approximately
~~W~~
390.7 billion of certain German Heritage DLS Products. As of December 31, 2021, the principal amount of German Heritage DLS Products that have become eligible for payment but for which payment has been delayed is
~~W~~
379.9 billion. The German Heritage DLS Products are derivative-linked trust products where performance is based on underlying Singapore funds that invest in Germany’s monument status building development projects. Since July 2019, maturity payments have been delayed on the German Heritage DLS Products as recovery on the underlying funds has been delayed. In March 2020, Shinhan Investment announced that its board of directors has resolved to make prepayments to investors who have consented to the extension of maturity in an amount equal to 50% of the amount of such investor’s investments in the German Heritage DLS Products. As of December 31, 2021, Shinhan Investment recognized
~~W~~
229.1 billion in
non-operating
expenses as provisions for potential future compensation in connection with the sale of German Heritage DLS Products. During the fiscal year 2021, Shinhan Bank and Shinhan Investment recorded
~~W~~
220.8 billion and
~~W~~
256.3 billion, respectively, for credit loss allowance to account for expected future losses associated with financial products, including Lime Asset, Discovery Asset and German Heritage DLS Products. Depending on a variety of factors, including those outside the control of Shinhan Bank or Shinhan Investment, such as the performance of the underlying funds and progression of discussions with investors, Shinhan Bank or Shinhan Investment may record additional provisions for credit loss allowance to account for expected future losses from these or other financial products, and there is no guarantee that such amounts, if any, will not be significant.
The prepayments made or to be made by Shinhan Bank and Shinhan Investment to investors of Lime Asset funds, Discovery Asset funds and German Heritage DLS Products, respectively, as explained above, have been or will be, as the case may be, settled at the time of recovery of the underlying funds. If the amount recovered on the underlying fund is less than the amount prepaid to investors, Shinhan Bank and Shinhan Investment may not be able to recover from investors the amount of the prepaid amount that is in excess of the recovered amount and accordingly suffer losses. Depending on the performance of such underlying funds, we may record provisions for credit loss allowance to account for expected future losses.
In response to increased incidents involving alleged improper sales of financial products such as those involving Lime Asset products, Discovery Asset products and German Heritage DLS Products, we have taken additional measures to improve our risk management systems and internal controls to prevent similar incidents. Shinhan Bank and Shinhan Investment have each updated their internal controls and performance evaluation systems and have made improvements to various stages of the sales cycle for financial products. For example, Shinhan Bank and Shinhan Investment have both upgraded their product review departments (which were initially under the investment products and services divisions) to independent divisions, thereby facilitating independent review and thorough assessment of the merits of financial products prior to such products being sold through sales channels. In addition, we have modified the composition of key performance indicators used as a basis for personnel evaluations and promotions to move away from simply increasing the volume of sales, thereby further incentivizing employees to adhere to prudent sales practices and avoid speculative or high risk sales.
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

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since 2017, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since 2017.

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low	(Shares)	High	Low	(ADSs)
2017	55,400	44,800	998,487	48.76	36.81	85,658
2018	53,400	39,050	1,024,181	50.35	34.78	101,168
2019	48,000	38,350	987,989	40.54	32.23	85,258
2020	42,750	22,200	2,366,124	37.45	17.37	144,214
First Quarter	42,750	22,200	1,941,682	37.45	17.37	161,626
Second Quarter	35,750	26,550	2,448,915	29.49	21.63	163,218
Third Quarter	33,800	27,200	1,954,918	28.86	22.97	147,969
Fourth Quarter	34,650	27,200	2,854,741	31.96	23.20	104,264
2021	43,000	30,650	1,784,390	39.07	27.67	112,478
First Quarter	37,450	30,650	2,987,958	33.54	27.67	126,331
Second Quarter	43,000	36,350	1,570,402	39.07	32.94	124,956
Third Quarter	40,400	37,100	1,339,266	35.67	31.66	97,602
Fourth Quarter	40,700	34,650	1,290,183	34.67	29.14	101,702
October	40,700	38,250	1,400,387	34.67	32.24	79,524
November	38,350	34,650	1,234,132	32.68	29.14	92,010
December	38,400	35,250	1,251,058	32.07	29.52	133,571
2022 (through April 18)	41,500	36,400	1,445,684	34.32	29.41	157,732
January	39,750	37,250	1,588,925	33.74	31.02	196,343
February	41,250	38,600	1,542,210	34.32	32.27	149,939
March	41,500	36,400	1,467,894	34.09	29.41	153,949
April (through April 18)	41,500	40,150	1,025,771	34.03	32.63	131,909

Source: Korea Exchange; New York Stock Exchange.

ITEM 9.B.	Plan of Distribution
Not applicable.

ITEM 9.C.	Markets
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
The Korea Exchange was established in a form of a limited liability stock company in accordance with the Korean Commercial Code with the minimum paid-in
capital of
~~W~~
100 billion in accordance with the Financial Investment Services and Capital Markets Act. Historically, the Korea Exchange was the only exchange authorized under the Financial Investment Services and Capital Markets Act. On May 28, 2013, however, the Financial Investment Services and Capital Markets Act was amended to implement a license system under which a license may be granted to an exchange upon satisfaction of certain requirements. In addition, the Financial

Services Commission has authorized the establishment of alternative trading systems that engage in the trading of listed beneficial certificates, among other things, for a multiple number of parties through electronic means. Notwithstanding the foregoing regulatory developments, the Korea Exchange is presently the only duly licensed exchange in Korea and there have been no definitive developments regarding newly licensed exchanges or alternative trading systems in Korea. The Korea Exchange operates and supervises four market divisions, the KRX KOSPI Market Division, the KRX KOSDAQ Market Division, the KRX Futures Market Division and the KRX KONEX Market Division. It has its principal office in Busan.
As of December 31, 2021, the aggregate market value of equity securities listed on the KOSPI was approximately
~~W~~
2,203.4 trillion. The average daily trading volume of equity securities for 2021 was approximately 1,039.5 million shares with an average transaction value of
~~W~~
15,424.2 billion.
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

	Opening (1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1,383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017	2,026.16	2,557.97	2,026.16	2,467.49
2018	2,479.65	2,598.19	1,996.05	2,041.04
2019	2,010.00	2,248.63	1,909.71	2,197.67
2020	2,175.17	2,873.47	1,457.64	2,873.47
2021	2,944.45	3,305.21	2,839.01	2,977.65
2022 (through April 18)	2,988.77	2,989.24	2,614.49	2,693.21

Source: Korea Exchange
Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.
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

		Total Market Capitalization			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)		(Thousands of Dollars) (1)	Thousands of Shares	(Millions of Won)		(Thousands of Dollars) (1)
2000	704	~~W~~	188,041,490	$148,414,751	306,163	~~W~~	2,602,211	$2,053,837
2001	689		255,850,070	194,784,979	473,241		1,997,420	1,520,685
2002	683		258,680,756	218,056,778	857,245		3,041,598	2,563,937
2003	684		355,362,626	298,123,008	542,010		2,216,636	1,859,594
2004	683		412,588,139	398,597,371	372,895		2,232,109	2,156,419
2005	702		655,074,595	648,588,708	467,629		3,157,662	3,126,398
2006	731		704,587,508	757,620,976	279,096		3,435,180	3,693,742
2007	746		951,917,907	1,017,223,666	363,846		5,540,151	5,920,229
2008	765		576,927,703	457,153,489	355,440		5,190,180	4,112,663
2009	770		887,935,183	763,060,356	485,657		5,795,552	4,980,495
2010	777		1,141,885,458	1,009,981,831	380,859		5,619,768	4,970,607
2011	791		1,041,999,162	899,438,206	353,760		6,863,146	5,924,166
2012	784		1,154,294,167	1,085,638,395	486,480		4,823,643	4,536,739
2013	777		1,185,973,724	1,123,826,139	328,325		3,993,422	3,784,158
2014	773		1,192,252,867	1,092,907,569	278,082		3,983,580	3,651,646
2015	770		1,242,832,089	1,062,885,563	455,256		5,351,734	4,576,870
2016	779		1,308,440,374	1,087,015,348	376,773		4,523,044	3,757,617
2017	774		1,605,820,912	1,504,422,814	340,457		5,325,760	4,989,470
2018	788		1,343,971,858	1,207,630,387	397,972		6,548,622	5,884,286
2019	799		1,475,909,366	1,277,290,667	470,723		4,989,807	4,318,309
2020	795		1,980,543,162	1,823,536,656	895,256		12,200,417	11,233,235
2021	818		2,203,366,546	1,853,749,408	1,039,479		15,424,224	12,976,800
2022 (through April 18)	814		2,112,795,552	1,720,517,550	667,402		10,954,525	8,920,623

Source: Korea Exchange
Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.
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
As the cash deposited with a financial investment company is regarded as belonging to the financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company if a bankruptcy or reorganization procedure is instituted against the financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay each investor up to
~~W~~
50 million per financial institution in case of the financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. The premiums related to this insurance are paid by financial investment companies. Pursuant to the Financial Investment Services and Capital Markets Act, a financial investment company with a dealing or brokerage license is required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act.
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

Reporting Requirements for Holders of Substantial Interests
Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (including Equity Securities of us held by such persons) is required to report the status of the holdings and the purpose of the holdings (for example, whether intending to seek management control) to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership level. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities or change in the purpose of the holdings is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change, provided that (i) if the investment is for passive investment purposes the change must be reported by the 10th day of the month following an amendment event and (ii) if the investment is for general investment purposes (i.e., an investment that is not intended for active management participation, but with a intention to actively exercise its rights as a shareholder with respect to the matters such as a distribution policies of the issuer) the change must be reported within 10 business days following an amendment event. For institutional investors as prescribed by the Financial Services Commission, (i) if the investment is for portfolio investment purposes, the change must be reported by the 10th day of the following quarter in which the change occurred and (ii) if the investment is for general investment purposes, the change must be reported by the 10th day of the month following an amendment event).
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
In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding shares (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities Futures Commission and the Korea Exchange within five days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Exchange within five days after the change occurred, provided that the obligation to report such change shall be exempt if the number shares that changed in ownership is less than 1,000 shares and the aggregate amount of such shares that changed in ownership is less than W10 million. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment. Any single stockholder or persons who have a special relationship with such stockholder that jointly acquire more than 10% (4% in case of non-financial
business group companies) of the voting stock of a Korean financial holding company who controls national banks will be subject to reporting or approval requirements pursuant to the Financial Holding Company Act. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.”
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
General
As of December 31, 2021 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half
of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. As of December 31, 2021, the number of our issued and outstanding common shares was 516,599,554.
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
~~W~~
42,900. In addition, we issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between Shinhan Financial Group and Orange Life Insurance on January 28, 2020. See “— Description of Preferred Stock.”
From April 29, 2020 to May 28, 2020, we acquired 5,035,658 treasury shares which we retired entirely on June 1, 2020. On September 29, 2020, partly in response to the prolonged
COVID-19
pandemic and to increase our loss absorption capacity, we issued 39,130,000 common shares to two private equity funds, thereby increasing our paid-in
capital by
~~W~~
195.7 billion. On December 30, 2020, as part of the small-scale stock exchange for the acquisition of the remaining interest in Neoplux, we issued 72,719 shares of common stocks.
All of the issued and outstanding shares are fully-paid and
non-assessable,
and are in registered form. As of March 31, 2021, our authorized but unissued share capital was 308,767,224 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Distribution of Free Shares.” Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares. The par value of our common shares per share is
~~W~~
5,000.
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
The table below sets forth the cash dividend per share of common stock and the cash dividend per share of preferred stock declared by us in respect of the years ended December 31, 2019, 2020 and 2021.

Dividends

	Year Ended December 31,
	2019		2020		2021

	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	~~W~~	1,850	~~W~~	1,500	~~W~~	1,960
In U.S. Dollars (1)		$1.60		$1.38		$1.65
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	1,850	~~W~~	1,716	~~W~~	1,960
In U.S. Dollars (1)		$1.60		$1.58		$1.65

N/A = not available
Note:

(1)
Won amounts for 2019, 2020 and 2021 are expressed in U.S. Dollar at the rate of
~~W~~
1,155.5,
~~W~~
1,086.1 and
~~W~~
1,188.6, respectively, to US$1.00, the Noon Buying Rate in effect on December 31, 2019 and 2020 and December 30, 2021, respectively, for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

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
Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2021, the employee stock ownership association owned 25,464,625 shares, or 4.93%, of our common stock.
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
~~W~~
5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of
~~W~~
2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Korean Commercial Code, the meeting agenda may be proposed by the shareholders holding shares for at least six months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest operating year is
~~W~~
100 billion or more) or more of the outstanding shares of the listed company. Furthermore, under the Act on the Corporate Governance of Financial Companies and its
sub-regulations,
the meeting agenda may be proposed by the shareholders holding shares for at least six months of an aggregate of 0.1%. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers or by using an electronic method defined under the Korean Commercial Code and related regulations at least two weeks in advance of the meeting. Currently, we use
The Korea Economic Daily
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
Voting Rights
Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, more than one-tenth
of the outstanding capital stock of which is directly or indirectly owned by such shareholder, may not be exercised. Unless stated otherwise in a company’s Articles of Incorporation, the Korean Commercial Code permits holders of an aggregate of 3% (1%, in case of a company whose total assets as at the end of the latest fiscal year is
~~W~~
2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our Articles of Incorporation currently do not prohibit cumulative voting. If a listed company’s total assets amounted to
~~W~~
2 trillion or more as of the end of the latest fiscal year, the company is required to establish and maintain an audit committee, whose members must be composed of directors of such company as appointed at a shareholders meeting. At least one member of the audit committee must be an outside director of such company. If the aggregate number of voting shares held by any shareholder exceeds 3% of the total number of issued and outstanding voting shares, then the shareholder may not exercise its voting rights with respect to the shares it holds in excess of such 3% threshold to elect or remove a member of the audit committee. In case the shareholder is the company’s largest shareholder, the shareholder and its specially related persons (as defined under the relevant laws) may not exercise their voting rights with respect to the shares they collectively hold in excess of the 3% threshold to elect or remove the audit committee member who is not an outside director of the company. If the listed company’s total assets amounted to
~~W~~
100 billion or above but below
~~W~~
2 trillion as of the end of the latest fiscal year, the company is required to appoint at least one standing director or one director to its audit committee through a shareholders’ meeting. If the aggregate number of voting shares held by any shareholder of such company exceeds 3% of the total number of issued and outstanding voting shares, then the shareholder may not exercise its voting rights with respect to the shares it holds in excess of the 3% threshold to elect or remove the company’s statutory auditor.
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
~~W~~
100,000 per share, or
~~W~~
1,110 billion in the aggregate. On April 21, 2016, we redeemed all of the Series 12 redeemable preferred shares.
On May 1, 2019, as part of funding for the acquisition of Orange Life Insurance, we issued 17,482,000 shares of non-voting
convertible preferred stock through third-party allotment at a price of
~~W~~
42,900.

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
You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser, the financial investment company, or other withholding agent, as the case may be, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser, the financial investment company, or other withholding agent, as the case may be, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an “application for entitlement to reduced tax rate,” and in the case for exemption from withholding tax, an “application for tax exemption”) with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions (together, the “BO application”). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (an “OIV”) that is not the beneficial owner of such income, a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective as of January 1, 2022, an OIV shall be deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.
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
Securities Transaction Tax
If you transfer common shares through the Korea Exchange in 2022, you will be subject to a securities transaction tax at the rate of 0.08% (no such securities transaction tax to be imposed on transfers from and after January 1, 2023) and an agriculture and fishery special surtax at the rate of 0.15% of the sales price of common shares. If your transfer of common shares is not made through the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.43% if the transfer is made in 2022 (to be reduced to 0.35% for transfers from and after January 1, 2023) but will not be subject to an agriculture and fishery special surtax.
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
Non-reporting
or underreporting of securities transaction tax will generally result in the imposition of penalties equal to 20% to 60% of the non-reported
or 10% to 60% of underreported tax amount and a failure to timely pay securities transaction tax due will result in penalties of 8.03% per annum of the due but unpaid tax. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, on the party that has the withholding obligation.
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
Disposition of Common Shares or American Depositary Shares
For U.S. federal income tax purposes, you will recognize gain or loss upon the sale, exchange or other disposition of our common shares or ADSs in an amount equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in our common shares or ADSs, as the case may be, both as determined in U.S. Dollars. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if at the time of sale, exchange or other disposition, our common shares or ADSs have been held for more than one year. Long-term capital gains of non-corporate
U.S. holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on the sale, exchange or other disposition of our common shares or ADSs will generally be treated as United States source gain or loss. Consequently, you may not be able to claim a foreign tax credit for any Korean tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to recently issued U.S. Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, any such Korean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
You should note that any Korean securities transaction tax imposed upon a disposition of our common shares or ADSs generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes.
Passive Foreign Investment Company Rules
Based upon the past and projected composition of our income and assets and valuation of our assets, we do not believe that we were a PFIC for 2021, and we do not expect to be a PFIC in 2022 or to become one in the foreseeable future, although there can be no assurance in this regard. PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in composition of our income or assets or valuation of our assets.
In general, we will be considered a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. Certain proposed U.S. Treasury regulations and other administrative pronouncements from the Internal Revenue Service provide special rules for determining the character of income and assets derived in the active conduct of a banking business for purposes of the PFIC rules. Specifically, these rules treat certain income earned by a
non-U.S. corporation
engaged in the active conduct of a banking business as
non-passive
income. Although we believe we have adopted a reasonable interpretation of the proposed U.S. Treasury regulations and administrative pronouncements, there can be no assurance that the Internal Revenue Service will follow the same interpretation. You should consult your own tax advisor regarding the application of these rules.
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

•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In certain circumstances, you could make a
mark-to-market
election, under which in lieu of being subject to the special rules discussed above, you will include gain on our common shares or ADSs on a mark-to-market
basis as ordinary income, provided that our common shares or ADSs are regularly traded on a qualified exchange or other market. Our common shares are listed on the Korea Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market
election, and no assurance can be given that the common shares are or will continue to be “regularly traded” for purposes of the mark-to-market
election. Our ADSs are currently listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs are or will continue to be “regularly traded.” If you make a valid mark-to-market
election, for each year that we are a PFIC you will include as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. If you make an effective
mark-to-market
election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss, but such loss will be ordinary only to the extent of the net amount previously included in income as a result of the mark-to-market
election.
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
If we are a PFIC for any taxable year during which you hold our common shares or ADSs and any of our
non-U.S.
subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market
election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
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

On June 10, 2015, the United States and Korea entered into an IGA to implement the foregoing requirements. The IGA is intended to result in the automatic exchange of tax information through reporting by FFIs to the Internal Revenue Service. Prospective investors should consult their tax advisors regarding the application of the FATCA rules to an investment in our common shares or ADSs.

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
http://www.sec.gov
.

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

Depositary Payments for the Fiscal Year 2021
In 2021, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	—
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	54,279.87
Legal expenses	US$	2,842.20
Contributions towards our investor relations efforts (i.e., non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection to the preparation of our Form 20-F for the fiscal year 2020	US$	—

Total:	US$	57,122.07

Note:
The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Control
Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2021 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal Control-Integrated Framework (2013) suspended the original framework issued by COSO in 1992 on December 15, 2014. We adopted the 2013 Framework on December 15, 2014. Further details of the changes made are set out below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
The effectiveness of our internal control over financial reporting has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2021. Samil PricewaterhouseCoopers has issued an attestation report on the effectiveness of our internal control over financial reporting an independent registered public accounting firm, as stated in its report included herein, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2021.
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
www.shinhangroup.com
.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees billed for professional services rendered by our principal auditors for the years ended December 31, 2019, 2020 and 2021, for various types of services and a brief description of the nature of such services. KPMG Samjong Accounting Corp., a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2019. Samil PricewaterhouseCoopers, a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2020 and 2021 and we currently expect Samil PricewaterhouseCoopers to serve as our principal auditors for the year ended December 31, 2021.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2019		2020		2021

	(In millions of Won)
Audit fees	~~W~~	10,659	~~W~~	11,751	~~W~~	12,533	Audit service for Shinhan Financial Group and its subsidiaries.
Audit related fees		30		244		434	Assurance services rendered in the ordinary course of our business
Tax fees		35		152		—	Tax return and consulting advisory service.
All other fees		284		—		—	All other services which do not meet the three categories above.

Total	~~W~~	11,008	~~W~~	12,147	~~W~~	12,967

Our Audit Committee generally
pre-approves
all engagements of our principal accountants pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit
services. Engagement requests for audit and
non-audit
services for us or our subsidiaries must, in the first instance, be submitted to our Audit Team. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit
services, it must be forwarded to the Audit Committee for consideration. To facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority of the following: (i) permitted non-audit
services to our holding company, (ii) audit services to our subsidiaries and (iii) permitted non-audit
services to our subsidiaries, to one of its members who is “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such member in our case is Yoon Jaewon, the chair of our Audit Committee, and she is required to report any approvals made by her to the Audit Committee at its next meeting. Our Audit Committee meets regularly once every quarter.
Any other audit or permitted
non-audit
service must be
pre-approved
by the Audit Committee on a
case-by-case
basis. Our Audit Committee did not
pre-approve
any
non-audit
services under the de minimis exception of Rule 2.01(c)(7)(i)(C) of Regulation
S-X
as promulgated by the Securities and Exchange Commission.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2021	—	~~W~~	—	—	$—
February 1 to February 28, 2021	—		—	—	—
March 1 to March 31, 2021	—		—	—	—
April 1 to April 30, 2021	—		—	—	—
May 1 to May 31, 2021	—		—	—	—
June 1 to June 30, 2021	—		—	—	—
July 1 to July 31, 2021	—		—	—	—
August 1 to August 31, 2021	—		—	—	—
September 1 to September 30, 2021	1		40,400	—	—
October 1 to October 31, 2021	—		—	—	—
November 1 to November 30, 2021	—		—	—	—
December 1 to December 31, 2021	1		36,800	—	—

Total	2	~~W~~	38,600	—	$—

Other than as described above, neither we nor any “affiliated purchaser,” as defined in Rule
10b-18(a)(3)
of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
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
10A-3
under the Exchange Act.
Corporate Governance Guidelines and Code of Business Conduct and Ethics
Under the NYSE listing rules, U.S. companies listed on the NYSE are required to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As a foreign private issuer, we are exempt from this requirement. In Korea, the Financial Services Commission implemented the Standard Corporate Governance Guidelines for Financial Service Companies in December 2014, and accordingly, we have adopted in February 2015 and are currently complying with international regulators on corporate governance modeled after the standard guidelines implemented by the Financial Services Commission,
Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a code of ethics applicable to all the officers and employees of our holding company and our subsidiaries, including all financial, accounting and other officers and employees that are involved in the preparation and disclosure of Shinhan Financial Group’s consolidated financial statements and internal control of financial reporting. As a further detailed guideline to the code of ethics, we have also established a supplemental code of behavior for all officers and employees of our holding company and our subsidiaries in order to provide additional guideline for the performance of their work-related duties as well as their daily behavior. We have also adopted an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The above-mentioned code of ethics and the code of behavior are available on our website
www.shinhangroup.com
.
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
We established a group-wide whistleblower policy in July 2005 and maintain related policies and programs for most of our subsidiaries. For example, Shinhan Bank maintains a whistleblower program named “
Shinhan Jikimi,
” through which any employee, vendor or customer can raise concerns and report suspicious circumstances in confidence using a variety of channels including the Internet, email, postal mail, facsimile and mobile phones. In addition, Shinhan Bank distributes to its employees a quarterly email notice intended to raise awareness of the whistleblower program and posts relevant informative materials on the company bulletin board. At Shinhan Card and Shinhan Investment, we strive to maintain transparency in every aspect of business activities and provide secure and accessible channels for all related parties to raise concerns and report violations.
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
We have been in compliance with this requirement in all material respects and plan to submit such affirmation within the prescribed timeline.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS .
Not applicable.

ITEM 17.	FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS
Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report:
See Exhibit Index beginning on page 296 of this annual report.

(b)	Financial Statements filed as part of this Annual Report:
See Index to Financial Statements on page
F-1
of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 25, 2021 (in English)†

2.1	Form of Common Stock Certificate (in English) †*

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*

4.3	Agreed Terms, dated June 22, 2003, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English) † ***

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English) † ***

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English) †****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†*****

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)

†	A fair and accurate translation from Korean into English.
*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

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

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: April 20, 2022

Shinhan Financial Group Co., Ltd.

By:	/s/ Cho Yong-byoung
Name: Cho Yong-byoung
Title: Chairman and Chief Executive Officer

Auditor Firm ID: 1103	Auditor Name: Samil PricewaterhouseCoopers	Auditor Location: 17th Flr, 100, hangang-daero, Yongsan-gu, Seoul, Republic of Korea 04386

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Shinhan Financial Group Co., Ltd.:
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Allowance for Credit Losses of Loans Measured at Amortized Cost
As described in Notes 4, 5, and 12 to the consolidated financial statements, as of December 31, 2021, the allowance for credit losses was
~~W~~
3,167,068 million on total loans at amortized cost retained of
~~W~~
392,304,224 million. The Company recognizes allowance for expected credit losses of loans measured at amortized cost under both individual and collective assessments. For collectively assessed loans, the calculation of the allowance for credit losses required management to make a number of judgments, assumptions and estimates. The most significant included probability of default, the accuracy of borrower credit risk ratings, and forward-looking information. Allowance for credit losses for individually assessed loans are determined by the estimation of the expected cash flows.
The principal considerations for our determination that performing procedures relating to the allowance for credit losses of loans measured at amortized cost is a critical audit matter are: (i) there was significant judgment by management in determining the allowance, which in turn led to a high degree of auditor subjectivity in performing procedures related to the impairment models, key assumptions, such as probability of default, credit risk ratings, determination of the forward-looking information and the expected future cash flows related to individual exposures; (ii) there was significant judgment and effort in evaluating audit evidence related to these models, judgments and assumptions used to determine the allowance; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation process, which included controls over the data, models and assumptions used in determining the allowance for credit losses. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process to estimate the allowance for credit losses including evaluating the appropriateness of methodology and models, and evaluating the reasonableness of significant assumptions used in the impairment models, such as probability of default and credit risk ratings. It also included evaluating the reasonableness of key assumptions in the forward-looking information. Evaluating the forward-looking information assumptions involved assessing their reasonableness against external data and economic events that have occurred. We also assessed the reasonableness of the accuracy of borrower credit risk ratings and expected future cash flows related to individually assessed exposures.
Valuation of
Over-The-Counter
Derivatives Classified as Level 3 Subject to Internal Valuation Models
As described in Note 4.(e) to the consolidated financial statements, over-the-counter derivatives classified as level 3 of Shinhan Investment Corp. subject to fair value measurement were
~~W~~
8,376,316 million as of December 31, 2021. Valuation of such derivatives requires broad judgement on internal valuation models and the type of unobservable inputs used. When adopting or modifying models or unobservable inputs used for valuation of such derivatives, the most significant includes the appropriateness of internal valuation models or unobservable inputs used.
The principal considerations for our determination that performing procedures relating to valuation of level 3 over-the-counter derivatives is a critical audit matter are: (i) there was significant judgment by management in determining the internal valuation models, which in turn led to a high degree of auditor subjectivity in performing procedures related to the valuation of derivatives using internal valuation models; (ii) there was significant judgment and effort in evaluating audit evidence related to these internal valuation models and unobservable inputs used to determine the valuation of level 3 over-the-counter derivatives; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
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
/s/ Samil PricewaterhouseCoopers
Seoul, the Republic of Korea
April 20, 2022
We have served as the Company’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
Shinhan Financial Group Co., Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the consolidated statements of comprehensive income, changes in equity, and cash flows of Shinhan Financial Group Co., Ltd. and subsidiaries (the “Group”) for the year ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows of the Group for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG Samjong Accounting Corp.
We have served as the Group’s auditor from 2002 to 2020.
Seoul, Korea
April 29, 2020

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2020 and 2021

(In millions of won)	Note	2020		2021
Assets
Cash and due from banks at amortized cost	4, 8, 12, 19	~~W~~	33,410,542	28,453,404
Financial assets at fair value through profit or loss	4, 9, 19		59,091,403	62,403,759
Derivative assets	4, 10		5,633,915	3,799,189
Securities at fair value through other comprehensive income	4, 11, 19		58,316,112	64,838,323
Securities at amortized cost	4, 11, 19		47,282,623	49,930,076
Loans at amortized cost	4, 12		356,221,519	389,137,156
Property and equipment, net	13, 18, 19		3,989,697	4,046,164
Intangible assets	14		5,480,619	5,644,782
Investments in associates	15		2,657,768	2,913,745
Current tax receivable			51,894	15,159
Deferred tax assets	41		215,345	134,854
Investment property	16		615,235	675,391
Net defined benefit assets	25		18,374	142,020
Other assets	4, 12, 17, 19		32,194,666	35,973,754
Assets held for sale			54,392	44,409

Total assets		~~W~~	605,234,104	648,152,185

Liabilities
Deposits	4, 20	~~W~~	326,416,868	364,896,675
Financial liabilities at fair value through profit or loss	4, 21		1,436,694	1,369,225
Financial liabilities designated at fair value through profit or loss	4, 22		8,455,724	8,023,870
Derivative liabilities	4, 10		5,016,567	3,586,564
Borrowings	4, 23		41,594,064	43,167,065
Debt securities issued	4, 24		75,134,394	80,149,363
Net defined benefit liabilities	25		62,514	51,204
Provisions	26		804,736	1,166,856
Current tax payable			389,586	702,660
Deferred tax liabilities	41		579,656	175,947
Liabilities under insurance contracts	27		53,460,230	54,333,498
Other liabilities	4, 28		45,526,213	40,990,836

Total liabilities		~~W~~	558,877,246	598,613,763

Equity	29
Capital stock		~~W~~	2,969,641	2,969,641
Hybrid bonds			2,179,934	3,334,531
Capital surplus			12,234,939	12,095,043
Capital adjustments			(687,935)	(664,429)
Accumulated other comprehensive loss			(404,181)	(984,936)
Retained earnings			27,777,169	30,541,300

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			44,069,567	47,291,150
Non-controlling interests			2,287,291	2,247,272

Total equity			46,356,858	49,538,422

Total liabilities and equity		~~W~~	605,234,104	648,152,185

See accompanying notes to the consolidated financial statements.

F-
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2019, 2020 and 2021

(In millions of won)	Note	2019		2020	2021
Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	14,878,516	13,943,159	14,027,418
Financial assets at fair value through profit or loss			828,846	830,837	696,812

			15,707,362	14,773,996	14,724,230
Interest expense			(5,969,398)	(4,891,296)	(3,954,905)

Net interest income	31		9,737,964	9,882,700	10,769,325

Fees and commission income			3,557,013	3,814,474	4,139,885
Fees and commission expense			(1,416,494)	(1,431,541)	(1,464,888)

Net fees and commission income	32		2,140,519	2,382,933	2,674,997

Insurance income			7,569,425	7,247,753	6,484,523
Insurance expenses			(8,066,351)	(7,851,685)	(7,259,909)

Net insurance expenses	27		(496,926)	(603,932)	(775,386)

Dividend income	33		82,158	97,956	124,531
Net gain on financial instruments at fair value through profit or loss	34		1,385,482	272,830	1,103,631
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		(247,585)	(136,255)	43,003
Net gain (loss) on financial instruments designated at fair value through profit or loss	35		(846,046)	198,239	(88,301)
Net gain on foreign currency transaction			440,948	526,615	222,819
Net gain on disposal of securities at fair value through other comprehensive income	11		152,278	273,793	85,596
Net gain (loss) on disposal of securities at amortized cost	11		66	(25)	(319)
Provision for allowance for credit loss	36		(980,692)	(1,382,179)	(974,685)
General and administrative expenses	37		(5,134,674)	(5,212,473)	(5,743,088)
Other operating expenses, net	39		(1,187,242)	(1,370,466)	(1,490,027)

Operating income			5,046,250	4,929,736	5,952,096

Equity method income	15		53,287	159,533	158,600
Other non-operating expense, net	40		(188,029)	(335,398)	(527,032)

Profit before income taxes			4,911,508	4,753,871	5,583,664

Income tax expense	41		1,269,124	1,255,795	1,471,036

Profit for the year		~~W~~	3,642,384	3,498,076	4,112,628

See accompanying notes to the consolidated financial statements.

F-
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Continued)
For the years ended December 31, 2019, 2020 and 2021

(In millions of won, except earnings per share data)	Note	2019		2020	2021
Other comprehensive income for the year, net of income tax	29
Items that are or may be reclassified to profit or loss:
Gain (loss) on securities at fair value through other comprehensive income		~~W~~	352,085	(86,784)	(879,671)
Gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		162,967	90,298	(20,098)
Equity in other comprehensive income (loss) of associates			3,302	(3,318)	2,748
Foreign currency translation adjustments for foreign operations			105,771	(161,365)	252,308
Net change in unrealized fair value of cash flow hedges			(18,589)	(14,460)	21,700
Other comprehensive income (loss) of separate account			10,427	3,884	(41,273)

			615,963	(171,745)	(664,286)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(54,644)	15,812	43,277
Equity in other comprehensive loss of associates			(8)	(10)	(2)
Valuation gain on securities at fair value through other comprehensive income			18,885	6,841	35,441
Loss on disposal of securities at fair value through other comprehensive income			(5,861)	(27,826)	(29,421)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(8,425)	3,084	(2,798)

			(50,053)	(2,099)	46,497

Total other comprehensive income (lo ss), net of income tax			565,910	(173,844)	(617,789)

Total comprehensive income for the year		~~W~~	4,208,294	3,324,232	3,494,839

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	29, 42	~~W~~	3,403,497	3,414,595	4,019,254
Non-controlling interests			238,887	83,481	93,374

		~~W~~	3,642,384	3,498,076	4,112,628

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	3,890,701	3,242,745	3,402,925
Non-controlling interests			317,593	81,487	91,914

		~~W~~	4,208,294	3,324,232	3,494,839

Earnings per share:	29, 42
Basic and diluted earnings per share in won		~~W~~	7,000	6,654	7,308

See accompanying notes to the consolidated financial statements.

F-
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the year ended December 31, 2019

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	3,403,497	3,403,497	238,887	3,642,384
Other comprehensive income (loss), net of income tax:
Gain on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	297,652	—	297,652	67,457	365,109
Gain on financial instruments at fair value through profit or loss (overlay approach)		—	—	—	—	150,678	—	150,678	12,289	162,967
Equity in other comprehensive income of associates		—	—	—	—	3,294	—	3,294	—	3,294
Foreign currency translation adjustments for foreign operations		—	—	—	—	104,388	—	104,388	1,383	105,771
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(15,960)	—	(15,960)	(2,629)	(18,589)
Other comprehensive income of separate account		—	—	—	—	10,427	—	10,427	—	10,427
Remeasurements of defined benefit plans		—	—	—	—	(54,850)	—	(54,850)	206	(54,644)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	(8,425)	—	(8,425)	—	(8,425)

Total other comprehensive income		—	—	—	—	487,204	—	487,204	78,706	565,910

Total comprehensive income		—	—	—	—	487,204	3,403,497	3,890,701	317,593	4,208,294

Other changes in equity
Dividends		—	—	—	—	—	(753,041)	(753,041)	—	(753,041)
Dividends to hybrid bonds		—	—	—	—	—	(61,993)	(61,993)	—	(61,993)
Issuance of hybrid bonds		—	199,476	—	—	—	—	199,476	—	199,476
Issuance of convertible preferred shares		87,410	—	660,381	—	—	—	747,791	—	747,791
Acquisition of treasury stock		—	—	—	(444,077)	—	—	(444,077)	—	(444,077)
Change in other capital adjustments		—	—	9,484	(119,798)	—	(16,222)	(126,536)	—	(126,536)
Change in other non-controlling interests		—	—	—	—	—	—	—	1,509,037	1,509,037

		87,410	199,476	669,865	(563,875)	—	(831,256)	(438,380)	1,509,037	1,070,657

Reclassification of OCI retained earnings		—	—	—	—	5,860	(5,860)	—	—	—

Balance at December 31, 2019	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381

F-
9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 2020

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	3,414,595	3,414,595	83,481	3,498,076
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	(107,484)	—	(107,484)	(285)	(107,769)
Gain on financial instruments at fair value through profit or loss (overlay approach)		—	—	—	—	90,298	—	90,298	—	90,298
Equity in other comprehensive loss of associates		—	—	—	—	(3,328)	—	(3,328)	—	(3,328)
Foreign currency translation adjustments for foreign operations		—	—	—	—	(159,596)	—	(159,596)	(1,769)	(161,365)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(14,460)	—	(14,460)	—	(14,460)
Other comprehensive income of separate account		—	—	—	—	3,884	—	3,884	—	3,884
Remeasurements of defined benefit plans		—	—	—	—	15,752	—	15,752	60	15,812
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	3,084	—	3,084	—	3,084

Total other comprehensive loss		—	—	—	—	(171,850)	—	(171,850)	(1,994)	(173,844)

Total comprehensive income(loss)		—	—	—	—	(171,850)	3,414,595	3,242,745	81,487	3,324,232

Other changes in equity
Dividends		—	—	—	—	—	(883,929)	(883,929)	—	(883,929)
Dividends to hybrid bonds		—	—	—	—	—	(85,327)	(85,327)	—	(85,327)
Issuance of hybrid bonds		—	448,699	—	—	—	—	448,699	—	448,699
Paid-in capital increase		237,178	—	1,197,774	—	—	—	1,434,952	—	1,434,952
Acquisition of treasury stock(Note 29)		—	—	—	(150,467)	—	—	(150,467)	—	(150,467)
Disposal of treasury stock(Note 29)		—	—	—	451,809	—	—	451,809	—	451,809
Retirement of treasury stock(Note 29)		—	—	—	150,000	—	(150,025)	(25)	—	(25)
Change in other capital adjustments		—	—	471,812	(22,507)	—	(16,141)	433,164	—	433,164
Change in other non-controlling interests		—	—	—	—	—	—	—	(546,631)	(546,631)

		237,178	448,699	1,669,586	428,835	—	(1,135,422)	1,648,876	(546,631)	1,102,245

Reclassification of OCI retained earnings		—	—	—	—	27,825	(27,825)	—	—	—

Balance at December 31, 2020	~~W~~	2,969,641	2,179,934	12,234,939	(687,935)	(404,181)	27,777,169	44,069,567	2,287,291	46,356,858

See accompanying notes to the consolidated financial statements.

F-
10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 2021

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2021	~~W~~	2,969,641	2,179,934	12,234,939	(687,935)	(404,181)	27,777,169	44,069,567	2,287,291	46,356,858
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	4,019,254	4,019,254	93,374	4,112,628
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	(871,104)	—	(871,104)	(2,547)	(873,651)
Loss on financial instruments at fair value through profit or loss (overlay approach)		—	—	—	—	(20,098)	—	(20,098)	—	(20,098)
Equity in other comprehensive income of associates		—	—	—	—	2,746	—	2,746	—	2,746
Foreign currency translation adjustments for foreign operations		—	—	—	—	251,842	—	251,842	466	252,308
Net change in unrealized fair value of cash flow hedges		—	—	—	—	21,700	—	21,700	—	21,700
Other comprehensive loss of separate account		—	—	—	—	(41,273)	—	(41,273)	—	(41,273)
Remeasurements of defined benefit plans		—	—	—	—	42,656	—	42,656	621	43,277
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	(2,798)	—	(2,798)	—	(2,798)

Total other comprehensive loss		—	—	—	—	(616,329)	—	(616,329)	(1,460)	(617,789)

Total comprehensive income(loss)		—	—	—	—	(616,329)	4,019,254	3,402,925	91,914	3,494,839

Other changes in equity
Dividends		—	—	—	—	—	(803,838)	(803,838)	—	(803,838)
Interim dividends		—	—	—	—	—	(299,082)	(299,082)	—	(299,082)
Dividends to hybrid bonds		—	—	—	—	—	(116,388)	(116,388)	—	(116,388)
Issuance of hybrid bonds		—	1,154,597	—	—	—	—	1,154,597	—	1,154,597
Acquisition of treasury stock (Note 29)		—	—	—	(79)	—	—	(79)	—	(79)
Disposal of treasury stock (Note 29)		—	—	—	23,589	—	—	23,589	—	23,589
Change in other capital adjustments		—	—	(105)	(4)	—	(241)	(350)	—	(350)
Change in other non-controlling interests		—	—	(139,791)	—	—	—	(139,791)	(131,933)	(271,724)

		—	1,154,597	(139,896)	23,506	—	(1,219,549)	(181,342)	(131,933)	(313,275)

Reclassification of OCI retained earnings		—	—	—	—	35,574	(35,574)	—	—	—

Balance at December 31, 2021	~~W~~	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	47,291,150	2,247,272	49,538,422

F-
11
See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2019, 2020 and 2021

(In millions of won)	Note	2019		2020	2021
Cash flows from operating activities
Profit before income taxes		~~W~~	4,911,508	4,753,871	5,583,664
Adjustments for:
Interest income	31		(15,707,362)	(14,773,996)	(14,724,230)
Interest expense	31		5,969,398	4,891,296	3,954,905
Dividend income	33		(82,158)	(97,956)	(124,531)
Net fees and commission expense	32		125,975	187,304	124,486
Net insurance loss	27		2,098,617	1,726,150	1,356,064
Net loss (gain) on financial instruments at fair value through profit or loss	34		(38,738)	136,191	(174,279)
Net loss (gain) on derivatives	10		(388,880)	(245,681)	64,128
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)	9		247,585	136,255	(43,003)
Net loss (gain) on foreign currency translation			147,952	(232,723)	(21,130)
Net loss (gain) on financial instruments designated at fair value through profit or loss	35		33,872	(241,066)	(423,914)
Net gain on disposal of securities at fair value through other comprehensive income	11		(152,278)	(273,793)	(85,596)
Net loss (gain) on disposal of securities at amortized cost	11		(66)	25	319
Provision for allowance for credit loss	36		980,692	1,382,179	974,685
Employee benefit	25		188,313	175,539	221,259
Depreciation and other amortization	37		677,152	768,488	902,692
Other operating expense	39		305,781	202,178	457,359
Equity method income, net	15		(53,287)	(159,533)	(158,600)
Other non-operating expense	40		148,091	153,360	447,138

		~~W~~	(5,499,341)	(6,265,783)	(7,252,248)

See accompanying notes to the consolidated financial statements.

F-1
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2019, 2020 and 2021

(In millions of won)	Note	2019		2020	2021
Changes in assets and liabilities:

Due from banks at amortized cost		~~W~~	(10,059,356)	(4,915,143)	9,570,696
Securities at fair value through profit or loss			(3,977,211)	(7,088,599)	(2,934,113)
Due from banks at fair value through profit or loss			73,904	862,047	92,944
Loans at fair value through profit or loss			(943,321)	132,172	341,140
Financial instruments designated at fair value through profit or loss			847,715	(708,627)	(9,466)
Derivative instruments			58,532	(65,288)	14,548
Loans at amortized cost			(18,831,825)	(32,897,127)	(28,740,535)
Other assets			(4,452,651)	(7,866,826)	(6,920,943)
Deposits			29,123,272	33,139,123	36,948,828
Liabilities for defined benefit obligations			(263,882)	(243,428)	(261,750)
Provisions			28,380	51,567	(25,526)
Other liabilities			7,851,505	8,503,803	(4,489,460)

			(544,938)	(11,096,326)	3,586,363

Income taxes paid			(1,130,148)	(1,184,910)	(1,149,965)
Interest received			15,200,114	14,570,884	14,325,392
Interest paid			(5,793,865)	(5,267,781)	(4,114,027)
Dividends received			35,716	80,728	100,936

Net cash inflow (outflow) from operating activities		~~W~~	7,179,046	(4,409,317)	11,080,115

See accompanying notes to the consolidated financial statements.

F-1
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2019, 2020 and 2021

(In millions of won)	Note	2019		2020	2021
Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	3,690,283	4,537,421	4,362,417
Increase in financial instruments at fair value through profit or loss			(6,712,873)	(4,982,663)	(5,409,361)
Proceeds from disposal of securities at fair value through other comprehensive income			36,334,241	53,048,284	29,991,033
Acquisition of securities at fair value through other comprehensive income			(46,908,632)	(52,657,353)	(37,575,878)
Proceeds from disposal of securities at amortized cost			6,722,627	5,923,611	5,203,156
Acquisition of securities at amortized cost			(12,209,898)	(7,645,000)	(7,343,501)
Proceeds from disposal of property and equipment	13, 40		51,942	248,037	20,068
Acquisition of property and equipment	13		(270,386)	(279,654)	(334,874)
Proceeds from disposal of intangible assets	14, 40		24,825	5,298	15,867
Acquisition of intangible assets	14		(318,930)	(362,415)	(555,340)
Proceeds from disposal of investments in associates	15		182,604	266,322	357,401
Acquisition of investments in associates	15		(669,341)	(776,799)	(588,827)
Proceeds from disposal of investment property	16, 40		86,422	113,038	276
Acquisition of investment property	16		(2,774)	(243,806)	(8,292)
Proceeds from disposal of assets held for sale			137	2,048	47,792
Change in other assets			(264,585)	11,233	(220,636)
Proceeds from settlement of hedging derivative financial instruments			19,303	25,722	61,502
Payment of settlement of hedging derivative financial instruments			(195,900)	(186,169)	(53,313)
Net cash flow from business combination	47		(2,246,932)	(73,081)	—

Net cash outflow from investing activities		~~W~~	(22,687,867)	(3,025,926)	(12,030,510)

See accompanying notes to the consolidated financial statements.

F-1
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2019, 2020 and 2021

(In millions of won)	Note	2019		2020	2021
Cash flows from financing activities

Issuance of hybrid bonds		~~W~~	199,476	448,698	1,154,597
Net increase in borrowings			5,017,269	7,465,106	849,212
Proceeds from debt securities issued			31,083,390	21,480,455	28,561,082
Repayments of debt securities issued			(19,881,717)	(21,508,827)	(24,143,252)
Change in other liabilities			(33,619)	(30,526)	83,067
Dividends paid			(830,772)	(968,847)	(1,218,761)
Proceeds from settlement of hedging derivative financial instruments			1,694,362	851,381	1,223,033
Payment of settlement of hedging derivative financial instruments			(1,716,320)	(807,705)	(1,210,366)
Acquisition of treasury stock			(444,077)	(150,182)	(79)
Disposition and redemption of treasury stock			—	161,863	23,588
Increase(decrease) in non-controlling interests			312,390	566,673	(84,998)
Redemption of lease liabilities			(269,362)	(781,867)	(275,273)
Paid-in capital increase			—	1,154,347	—
Issuance of convertible preferred shares			747,791	—	—
Payment of stock issuance costs			—	—	(105)

Net cash inflow from financing activities			15,878,811	7,880,569	4,961,745

Effect of exchange rate changes on cash and cash equivalents held			29,428	(61,518)	109,553

Increase in cash and cash equivalents			399,418	383,808	4,120,903
Cash and cash equivalents at beginning of year	44		8,179,756	8,579,174	8,962,982

Cash and cash equivalents at end of year	44	~~W~~	8,579,174	8,962,982	13,083,885

See accompanying notes to the consolidated financial statements.

F-1
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

1.	Reporting entity
Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company
Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to
~~W~~
1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2020 and 2021 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2020	2021
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd. (*2)	”	”	100.0	100.0
”	Orange Life Insurance Co., Ltd. (*2)	”	”	100.0	—
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	75.3	75.3
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Alternative Investment Management Inc.	”	”	100.0	100.0
”	Shinhan Asset Management Co., Ltd. (*3)	”	”	65.0	100.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan DS	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Asia Trust Co., Ltd.	”	”	60.0	60.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
”	Shinhan REITs Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan AI Co., Ltd.	”	”	100.0	100.0
”	Shinhan Venture Investment Co., Ltd. (*4)	”	”	100.0	100.0
Shinhan Bank	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0

F-1
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2020	2021
”	Shinhan Bank Cambodia	Cambodia	December 31	97.5	97.5
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	99.9	99.9
”	PT Bank Shinhan Indonesia	Indonesia	”	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	”	100.0	100.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0+1 share	50.0+1 share
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	100.0
”	Shinhan Vietnam Finance Co., Ltd.	Vietnam	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Asia Ltd.	Hong Kong	”	100.0	100.0
”	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	”	100.0	100.0
”	PT. Shinhan Sekuritas Indonesia	Indonesia	”	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	”	”	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus	Korea	”	100.0	100.0
”	Shinhan CubeOn Co., Ltd. (*5)	Korea	”	—	100.0
”	Shinhan Life Insurance Vietnam Co., Ltd. (*6)	Vietnam	”	—	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED (*7)	Hong Kong	”	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	”	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2)	Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. merged on July 1, 2021. The company name after the merger is Shinhan Life Insurance Co., Ltd.

F-1
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

1.	Reporting entity (continued)

(*3)
The Group acquired additional shares of Shinhan BNPP Asset Management Co., Ltd. for the year ended December 31, 2021, and Shinhan BNPP Asset Management Co., Ltd. became a wholly owned subsidiary of the Group. Shinhan BNPP Asset Management Co., Ltd. changed its name to Shinhan Asset Management Co., Ltd.

(*4)	For the year ended December 31, 2021, Neoplux Co., Ltd. changed its name to Shinhan Venture Investment Co., Ltd.

(*5)	Newly invested subsidiaries subject to consolidation are included for the year ended December 31, 2021.

(*6)	Newly invested subsidiaries subject to consolidation are included for the year ended December 31, 2021. Shinhan Insurance Vietnam Co., Ltd. changed its name to Shinhan Life Insurance Vietnam Co., Ltd.

(*7)	For the year ended December 31, 2021, SHINHAN BNP ASSET MGT HK, LIMITED changed its name to SHINHAN ASSET MGT HK, LIMITED.

(c)	Consolidated structured entities
Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others	A trust is consolidated when the Group as a trustee is exposed to variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 225 others	An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is exposed to, or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 131 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*)	The Group provides credit contribution (ABCP purchase agreements) of ~~W~~ 7,457,666 million for the purpose of credit enhancement of structured companies.

F-1
8

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
The consolidated financial statements of the Group were authorized for issue by the Board of Directors on February 9, 2022. In addition, the adjustment that is explained in ‘Note 29. Equity’ was approved by the Board of Directors on March 15, 2022 and the consolidated financial statements were submitted for approval to the stockholder’s meeting held on March 24, 2022.

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
The respective financial statements of the Group entities are prepared in the functional currency of the respective economic environment in which the group entities operate. These consolidated financial statements are presented and reported in Korean won, which is the Controlling Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management’s best judgment as of December 31, 2021 are different from the actual environment, these estimates and actual results may be different.
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

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

2.	Basis of preparation (continued)

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020.

(e)	Change in accounting policy
Except for the following new standards, which have been applied from January 1, 2021, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2020.
i) IFRS 9, ‘Financial Instruments’, IAS 39, ‘Financial Instruments: Recognition and Measurement’, IFRS 7, ‘Financial Instruments: Disclosures’, IFRS 4, ‘Insurance Contracts’ and IFRS 16, ‘Leases’ amended – Interest rate benchmark reform
The effective interest rate, not the carrying value, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. The amendment does not have a significant impact on the consolidated financial statements.
Regarding the suspension of LIBOR interest rate calculation, the financial instruments that have not been converted to replaced interest rate benchmark among the LIBOR interest rates as of December 31, 2021 are as follows:
-Non-derivative
financial assets

	Carrying value
	USD LIBOR(*2)		JPY LIBOR	EUR LIBOR	Other LIBORs
Due from banks and loans at amortized cost:
Loans	~~W~~	2,768,972	207,660	49,642	122,104
Securities at fair value through other comprehensive income:
Financial institution bonds		167,167	—	—	—
Corporate bonds and others		281,949	—	—	—

		449,116	—	—	—

Commitments and guarantee contracts(*1)	~~W~~	280,224	39,148	56,552	13,853

(*1)	The commitments and guarantee contracts are in nominal amount.
(*2)	The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

F-
20

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

2.	Basis of preparation (continued)

-Non-derivative
financial liabilities

	Carrying value
	USD LIBOR(*)		JPY LIBOR	EUR LIBOR	Other LIBORs
Financial liabilities at amortized cost:
Deposits	~~W~~	200,000	—	—	—
Borrowings		347,420	—	—	—
Debt securities issued		986,871	—	—	—

	~~W~~	1,534,291	—	—	—

(*)	The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.
-Derivative

	Notional amount
	USD LIBOR(*)		JPY LIBOR	EUR LIBOR	Other LIBORs
Trading:
Interest rates related	~~W~~	10,772,390	—	—	—
Foreign currency related		10,900,844	—	—	—
Equity related		268,243	—	—	—
Credit related		1,108	—	—	—
Others		379,360	—	—	—

		22,321,945	—	—	—

Hedge:
Interest rates related		4,150,155	—	—	—
Foreign currency related		278,705	—	—	—

	~~W~~	4,428,860	—	—	—

(*)	The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.
ii) Amendments to IFRS 16 ‘Lease’ – The practical expedient to
COVID-19
related rent exception, discount or deferral
The International Accounting Standards Board amended this Standard in March 2021. According to the amendment, the International Accounting Standards Board has extended the application of the practical expedient for reduction in lease payments where lessee may elect not to assess whether a rent concession occurring as a direct consequence of the
COVID-19
pandemic is a lease modification, by one year. A lessee who chose to apply the application of the practical expedient will account consistently for changes in lease fees that not a lease change due to rent concession , in the manner prescribed by the amendments. However, no practical expedient under this amendment is provided to lessors. The practical expedient in this amendment applies only to rent concessions occurring as a direct consequence of the
COVID-19
pandemic and only if all of the following conditions are met:

•	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change

F-
2
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

2.	Basis of preparation (continued)

•	Any reduction in lease payments affects only payments originally due on or before June 30, 2022; and

•	There is no substantive change to other terms and conditions of the lease.
The Group has applied the practical expedient that allows a lessee to choose not to assess whether a rent concession occurring as a direct consequence of the
COVID-19
pandemic is a lease modification. The amount recognized in profit or loss is
~~W~~
47,589 million to reflect the change in lease payments arising from the same lease discount for the year ended December 31, 2021.

3.	Significant accounting policies
Significant accounting policies applied by the Group upon the preparation of consolidated financial statements under IFRS are described below, and consolidated financial statements for the year ended December 31, 2021 and comparative periods were prepared using the same accounting policy, except for changes in accounting policy described in the Note 2.

(a)	Operating segments
The Group has divided the segments based on internal reports reviewed periodically by the top sales decision maker to make decisions about the resources allocated to the segments and evaluate their performance. There are six reporting segments as described in Note 7. The reporting segments are operated separately according to the nature of the goods and services provided and the organizational structure of the Group.
The segment reported to the Chief Executive Officer (“CEO”) includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis
.
It is the CEO’s responsibility to evaluate the resources to be distributed to the business and the performance of the business, and to make strategic decisions.

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

F-2
2

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
Each identifiable asset or liability is measured at its acquisition-date fair value except for below:

•	Leases are required to be classified based on the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with IAS 12, ‘Income Taxes’

•	Employee benefit arrangements are recognized and measured in accordance with IAS 19, ‘Employee Benefits’

•	Compensation assets are recognized and measured on the same basis as the items subject to compensation.

•	Reacquired rights are measured in accordance with special provisions

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in IFRS 2, ‘Share-based Payment’

•	Non-current assets held for sale are measured at fair value less costs to sell in accordance with IFRS 5, ‘Non-current Assets Held for Sale and Discontinued Operations’
As of the acquisition date,
non-controlling
interests in the acquired are measured as the
non-controlling
interests’ proportionate share of the acquirer’s identifiable net assets.

F-2
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
The investment in an associate and a joint venture is initially recognized at cost, and the carrying value is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated the Group’s stake in preparing the consolidated financial statements. Unrealized losses are also being derecognized unless the transaction provides evidence of an impairment of the transferred assets.
If an associate or a joint venture uses accounting policies different from those of the Group for transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.
When the carrying value of that interest, including any long-term investments, is reduced to nil, the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e)	Cash and cash equivalents
The Group classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash, and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, like in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

F-2
4

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

F-2
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

②	Financial assets at FVOCI
Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than (reversal of) impairment losses, interest income, foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On removal, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit losses allowance’ in the consolidated statement of comprehensive income, respectively.

③	Financial assets at FVTPL
Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain(loss) on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.
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
If the Group transfers the right to cash flows of a financial asset but holds most of the risks and rewards of ownership of the financial asset, the entity shall continue to recognize the asset. Also, the amount of disposal received is recognized as a liability.
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

F-2
6

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

F-2
7

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
iii) Gains and losses on initial recognition
Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is deferred, and the deferred gains and losses on initial transaction are depreciated on a straight-line basis over the life of the instrument or the remainder is recognized in profit or loss immediately when the fair value becomes observable.

(h)	Expected credit losses of Financial assets
The Group recognizes allowance for credit loss(“ACL”) for debt instruments measured at amortized cost and fair value through other comprehensive income, and lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and allowance for credit loss for the financial assets are measured at the
12-month
expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

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
i) Reflection of forward-looking information
The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. Assuming that the measurement factor of expected credit losses has a certain correlation with economic fluctuations, the expected credit losses are calculated by reflecting forward-looking information through modeling between macroeconomic variables and measurement factors.

F-2
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

ii) Measurement of expected credit loss of financial assets at amortization cost
The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets. For non-individual
significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.
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
Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Certain land and buildings are measured at fair value at the date of transition to IFRS, which is deemed cost, in accordance with IFRS 1,
‘First-time Adoption of IFRS’
. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.
The Group recognizes in the carrying value of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying value of those parts that are replaced is derecognized. The costs of the day-to-day
servicing of property and equipment are recognized in profit or loss as incurred.
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
Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end
and in case adjustments are needed, it is accounted for as a change in accounting estimate.

9

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
The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line

(l)	Leases
i) Accounting treatment as the lessee
The Group leases various tangible assets, such as real estate and vehicles, and each of the lease contract is negotiated individually and includes a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the lease assets cannot be provided as collaterals for borrowings.

F-
30

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
Lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date of the lease, and the lease payments included in the measurement of the liabilities consist of the following payments:

•	Fixed payments (including in-substance fixed payments, less any lease incentives receivable)

•	Variable lease payments depending on the index or rate(interest rate)

•	Amounts expected to be paid by the lessee under the residual value guarantee

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease
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
~~W~~
6 million.
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

F-
31

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

ii) Accounting treatment as the lessor
The Group leases out to lessee various tangible assets, including vehicles under operating and finance lease contracts, and each of the lease contract is negotiated individually and includes a variety of terms and conditions. The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

①	Finance leases
The Group recognizes them as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying value of the leasing asset as of the commencement date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group’s net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

②	Operating leases
The Group recognizes the lease payments as income on straight-line basis, and adds the lease initial direct costs incurred during negotiation and contract phase of the operating lease to the carrying value of the underlying asset. In addition, the depreciation policy of operating lease assets is consistent with the Group’s depreciation policy of other similar assets.

(m)	Assets held for sale
Non-current
assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current
assets held for sale are measured at the lower of their carrying value and fair value less cost to sell.
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
The carrying values of the Group’s
non-financial
assets, other than assets arising from employee benefits, deferred tax assets and non-current
assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.
Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying value.

F-3
2

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
An impairment loss is recognized if the carrying value of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.
Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying value of the other assets in the CGU on a pro rata basis. Impairment losses of goodwill cannot be reversed in the subsequent period. At the end of each reporting period, the Group reviews whether there are any signs of impairment loss that has been recognized in the prior period no longer exists or has decreased, and reversal occurs only if there is a change in the estimate used to determine the recoverable amount after the recognition of the impairment loss. The asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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
iii) Other financial liabilities
Non-derivative
financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities, and other financial liabilities include deposits, borrowings, debt

F-3
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

securities and etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.
The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, canceled or expires).

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
All foreign currency differences arising from the conversion of monetary items are recognized in profit or loss. However, the Group excludes currency differences at the time of settlement of monetary items, conversion differences in net investments in foreign operations and conversion differences for financial liabilities designated cash flow hedges.
If gains or losses arising from
non-monetary
items are recognized in other comprehensive income, the effect of exchange rate changes included in those gains or losses is also recognized in other comprehensive income. In addition, if recognized in profit or loss, the effect of exchange rate changes is also recognized in profit or loss.
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
Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying values of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.
Upon disposal of foreign operations, the cumulative amount of the exchange differences recognized as a separate line item within the equity and other comprehensive income is reclassified from other comprehensive income to profit and loss at the time of recognition. When disposing subsidiaries, including foreign operations, proportional shares of exchange differences recognized in other comprehensive income are reverted to non-controlling
shares of foreign operations, and in other cases, disposing some of the portions of foreign operations, only the proportional shares of the accumulated exchange differences recognized in other comprehensive income are classified as profit and loss.

F-3
4

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

(q)	Equity capital
i) Capital stock
Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.
Preferred stocks are classified as equity if they do not need to be repaid or are repaid only at the option of the Group and if payment is determined by the Group’s discretion, and dividends are recognized when the shareholders’ meeting approves the dividends. Preferred stocks that are eligible for reimbursement of a defined or determinable amount on or after a certain date are classified as liabilities. The related dividend is recognized in profit or loss at the time of occurrence as interest expense
.
ii) Hybrid bonds
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

F-3
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

iii) Retirement benefits: defined contribution plans
The Group recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans, when an employee provides work services for a certain period of time, except for the case when it is included in the cost of the asset. Contributions payable are recognized as liabilities (unpaid expenses) after deducting the contributions already paid. In addition, if the contribution already paid exceeds the contribution due for services provided before the end of the reporting period, the future contribution is reduced or cash refunded due to the excess is recognized as an asset (prepaid expense).
iv) Retirement benefits: defined benefit plans
For the year ended December 31, 2021, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.
Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.
The remeasurement component of net defined benefit liability is the change in the effect on asset ceiling except for the amount included in the net interest income of plan assets and net revenues of plan assets excluding actuarial gains and losses to the net of defined benefit liabilities. It is immediately recognized in other comprehensive income. The Group determines the net interest on the net defined benefit obligation (asset) by multiplying the net defined benefit obligation (asset) by the discount rate determined at the beginning of the annual reporting period and is the net present value of the net defined benefit obligation. It is determined by taking into consideration the fluctuations. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.
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
In regards to the share-based payment transactions which grants an employee a stock or stock option in exchange for the goods or services provided, if the fair value of the goods or services provided or the fair value of the goods or services provided cannot be reliably measured, the Group indirectly measures the fair

F-3
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

value of the goods or services based on the fair value of the given equity, and the amount is recognized as employee benefit expenses and capital during the vesting period. For share-based payment awards with non-vesting
conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up
for differences between expected and actual outcomes.
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
After initial recognition, financial guarantee contracts are measured at the higher of:

•	Loss allowance in accordance with IFRS 9, ‘ Financial Instruments ’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15, ‘ Revenue from Contracts with Customers ’

(v)	Insurance contracts
i) Investment contract liabilities, including insurance contract liabilities and discretionary dividend factors
The group establishes liability reserves in accordance with the Insurance Business Law and the related regulations. The reserves are calculated according to the insurance policy, insurance premiums and liability reserve calculation method. The main contents are as follows.

F-3
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

i-1)
Premium reserves
This is the amount to be accumulated for insurance claim payable for the existing contracts as of the end of the reporting period, the reserves are calculated by deducting the present value of net premiums to be earned after the end of the reporting period from the present value of claims to be paid to the policyholder after the date of the statement of financial position.
i-2)
Prepaid premium reserves
Among premiums that are due for payment before the end of the reporting period, the prepaid premium reserves for the next period are calculated through a premium and liability reserves calculation method.

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

i)	the average amount of the top 30% of net loss expected in the future

ii)	the minimum required amount by insurance types, minimum guarantees, level of guarantees and limits of stock investment portion
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

F-3
8

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

9

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
ii) Contractor’s equity adjustment
In accordance with IAS 39, the Group classifies the gains and losses of available for sale financial assets as policyholder’s equity and shareholders’ equity based on the reserve ratio for dividend paying and non-dividend
paying insurance for the year ended December 31, 2021, and the portion of policyholder’s equity is accounted as policyholder’s equity adjustment.
iii) Evaluation of debt appropriateness
At the end of each reporting period, the group assesses whether the recognized insurance liability is appropriate using the current estimates of future cash flows of the policy, and if the carrying value of the insurance liability is deemed to be inappropriate in terms of the estimated future cash flows. The reserve for premiums is added to the profit or loss by the amount corresponding to the deficiency.
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
v) Deferred acquisition cost
The group recognizes unrealized gains and losses arising from long-term insurance contracts as assets and amortizes the premiums over the life of the insurance contracts equally. If the contribution period exceeds 7 years, the amortization period is 7 years if there is an unrecognized balance at the date of the cancelation, the entire amount of the cancelation is amortized in the fiscal year to which the cancelation date belongs. But, if the ratio of additional premiums is higher at the early stage of the insurance period for the purpose of recovering the excess of the unearned premiums and the early settlement costs, the new settlement expenses are treated as the period expense.

(w)	Recognition of revenues and expenses
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

F-
40

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying value of the financial asset or liability.
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
iv) Dividend income
Dividend income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend
date for equity securities. The Group provides compensation in various forms such as payment discounts and gifts.

F-
41

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

(x)	Revenue from Contracts with Customers
The fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points (“points”) and the remainder of the fee income. The Group provides compensation in various forms such as payment discounts and free gifts. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. Points for distribution through the cost paid by the customer is recognized by deducting from the revenue from fees.

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
or
non-deductible
items from the accounting profit. The unpaid taxes related to the Group’s current tax are calculated using the enacted or substantially established tax rate.
Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.
The Group applies a consolidated tax method based on a consolidated tax base and a domestic corporation (hereinafter referred to as the “Consolidated Entity Corporation”) that is fully controlled by the consolidated parent company and the consolidated tax base.
The Group evaluates the feasibility of temporary differences, taking into account the future taxable income of individual companies and consolidated groups, respectively. The change in deferred tax assets (liabilities) was recognized as expense (income), except for the amount associated with items directly added to the equity account.
For additional temporary differences in subsidiaries, associates, and joint venture investment interests, the Group may control the timing of the disappearance of temporary differences. All deferred tax liabilities are recognized except in cases where temporary differences are unlikely to dissipate in the foreseeable future. Deferred tax assets arising from deductible temporary differences are likely to be extinguished in the foreseeable future. In addition, it is recognized when taxable income is likely to be used for temporary differences.

F-4
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

The carrying value of deferred tax assets is reviewed at the end of each reporting period. The carrying value of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying value of its assets and liabilities.
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
The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act No. 114 and thus the trust accounts are not included in the accompanying consolidated financial statements. In this regard, the funds lent to the trust account are counted as trust account loans and loans borrowed from the trust account as other accounting accounts
(non-payment
of the trust account). In accordance with the Financial Investment Business Regulations, trust remuneration is acquired in connection with the operation, management, and disposal of trust property, and it is counted as the operating profit of trust business.

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

(ab)	New standards and amendments not yet adopted by the Group
The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2021, and have not been early adopted by the Group.
i) IFRS 3 ‘Business combination’ amended – Reference to the Conceptual Framework
The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an

F-4
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37
‘Provisions, Contingent Liabilities and Contingent Assets’
, and IFRIC 21
‘Levies’
. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.
(ii) IAS 16 ‘Property, Plant and Equipment’ amended – Proceeds before the intended use
The amendments require the entity to recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss, and prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.
(iii) IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’ amended – Onerous Contracts: Cost of Fulfilling a Contract
The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.
(iv) IAS 1 ‘Presentation of Financial Statements’ amended – Classification of Liabilities as Current or
Non-current
The amendments clarify that liabilities are classified as either current or non-current,
depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is reviewing the impact of amendments to the consolidated financial statements.
v) IFRS 17 ‘Insurance Contracts’
IFRS 17
‘Insurance Contracts’
will be applied for annual periods beginning on or after January 1, 2023. The standard will replace IFRS 4
‘Insurance Contracts’
which is the current standard.
The main features of IFRS 17 include measurement of the current value of insurance liabilities, recognition of insurance revenue on an accrual basis, and separate presentation of investment income from insurance performance. Under IFRS 4, insurance liability was measured using historical information (e.g., interest rates at sale, etc.). In addition, when the entity receives the premium, it recognizes the premium received as an insurance revenue on a cash basis and there is no obligation to present insurance and investment income

F-4
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

or expense separately. On the contrary, IFRS 17 measures insurance liability at its present value by using updated discount rates which reflect current market-based information (i.e. at the reporting date) such as assumptions and risks. An insurance revenue is recognized on an accrual basis, reflecting the services provided to the policyholder by the insurance company for each accounting periods. Moreover, insurance finance income or expenses and the investment income or expenses will be presented separately.
If the Group applies IFRS 17 in preparation of financial statements, significant differences with current financial statements may arise due to the following reasons. These differences do not include all of the future differences and they may be changed depending on further analysis.

①	Evaluation of insurance liabilities
Under IFRS 17, the Group estimates all cash flows under the insurance contract, then measure insurance liability by using discount rates that reflect assumptions and risks at the reporting date.
Specifically, the Group identifies a portfolio of insurance contracts which comprises contracts subject to similar risks and managed together and disaggregate the groups of insurance contracts with similar profitability within the portfolio. Then, the Group measures the groups of insurance contracts at the total of estimates of future cash flows (reflecting cash flows related to insurance contracts and the time value of money), risk adjustment and contractual service margin. Upon the application of IFRS 17, contractual service margin account has been newly introduced. The contractual service margin presents the unrealized profit that the Group will recognize as it provides services in the future.
Reinsurance contract is an insurance contract issued by one entity (the reinsurer) to compensate another entity for claims arising from one or more insurance contracts issued by that another entity (underlying insurance contracts). When estimating present value of future cash flows arising from reinsurance contracts, the Group would use assumptions consistent with those it uses for the underlying contracts.

②	Recognition and measurement of financial performance
According to IFRS 17, insurance revenue is recognized on an accrual basis including services (insurance coverage) provided to the policyholder for each accounting period. Investment components (such as cancelation or maturity refunds) being repaid to the policyholder even if an insured event does not occur, are excluded from insurance revenue. Insurance finance income or expenses and investment income or expenses are presented separately to enable information users to understand the sources of profits or losses.
The Group includes time value of money and financial risk, and the effect of changes in the time value of money and financial risk related to the groups of insurance contracts in the insurance finance income or expenses. This requires the Group to make an accounting policy choice as to whether to disaggregate insurance finance income or expenses for the period between profit or loss and other comprehensive income.

③	Accounting policies related to conversion
According to IFRS 17, the Group shall adjust the groups of insurance contracts issued before the transition date, that is measured at cost to be measured at its current value by applying a full retrospective approach, modified retrospective approach or fair value approach (January 1, 2022, the beginning of the annual reporting period immediately preceding the date of initial application).

F-4
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

In principle, the Group shall identify, recognize, and measure (full retrospective approach) each group of insurance contracts as if IFRS 17 had been applied even before the transition date. However, if this approach is impracticable, the Group may choose to apply either the modified retrospective approach or fair value approach. On the other hand, for groups of insurance contracts with direct participation features which meet certain criteria, a fair value approach may be applied even if the full retrospective approach is applicable.
The objective of the modified approach is to achieve the closest outcome to retrospective application possible using reasonable and supportable information available without undue cost or effort. The fair value approach is an approach of assessing a group of insurance contracts using fair value assessments, etc. in accordance with IFRS 13
‘Fair Value Measurement’
. To apply the fair value approach, the Group shall determine the contractual service margin or loss component of the liability for remaining coverage at the transition date as the difference between the fair value of a group of insurance contracts and the fulfillment cash flows measured at that date.

④	Preparing for the application
As part of preparations for the launch of an integrated corporation in 2021, the Group has completed setting up actuarial assumptions and models and insurance liability settlement system. Within 2022, the Group is planning to foster and reinforce additional professionals and will continuously promote advancement, including improvements on system stability and verification of the consistency of data output. Also, the Group will overhaul and establish an internal accounting control system that goes along with the dynamic accounting environment in order to prepare and disclose reliable accounting information.
The application of IFRS 17 will not only result to a change in accounting standards, but will also affect insurance product development, sales strategies, and long-term management strategies. Therefore, with the aim of re-establishment
of the overall business management system, the Group will continue to provide training to the employees and report to the management the status and implementation plan of IFRS 17.

⑤	Financial impact assessment
As the implementation of IFRS 17 results to changes in the valuation of liabilities, revenue recognition, etc., the Group believes that the impact of this standard on the financial statements will be significant. The Group is determining the impacts on the consolidated financial statements due to the application of the standard. As of December 31, 2021, the Group has an insurance contract liability of
~~W~~
61,183,934 million, calculated in accordance with IFRS 4 ‘Insurance contracts’.
vi) Annual Improvements to IFRSs 2018-2020 Cycle
For Annual Improvements to IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

•	IFRS 1, ‘First-time Adoption of IFRS’ – First-time adopter subsidiaries

•	IFRS 9, ‘Financial Instruments’ – 10% test-related fee for financial liabilities removal

•	IFRS 16, ‘Leases’ – Lease incentives

•	IAS 41, ‘Agriculture’ – Fair value measurement

F-4
6

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

F-4
7

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

F-4
8

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
,
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
Shinhan Bank’s basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.
Shinhan Bank’s credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the information of personal information the bank’s internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial
items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch’s RM (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.
The Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades, and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.
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
Shinhan Card’s credit rating system is divided into ASS(Application Scoring System) and BSS(Behavior Scoring System). Unless a customer fall under “rejections due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of AS is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

F-
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
i-1-2)
Measuring term structure of probability of default
Internal credit risk rating is the main variable inputs to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyzes.
The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

F-
51

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

Corporate exposures	Retail exposures	Card exposures
Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings

Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)

Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification of precautionary or below

Borrower with early warning signals	Borrower with early warning signals	Specific pool segment

Negative net assets	Specific pool segment

Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent

Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

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

F-5
2

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
The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred and the extent thereof may vary.
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
The Group analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then

F-5
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

reflected future forecast information through regression estimation. To reflect the
COVID-19
economic situation, the Group has reviewed the 3 scenarios of upside, central and downside to reflect the final forward-looking information. For the years ended December 31, 2020 and 2021, macroeconomic variables used by the Group are as follows for each scenario.
① Upside scenario

Major variables(*1)	Correlation between credit risks	2020.4Q (*2)	2021
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	(2.8)	0.0	3.9	3.0	4.3
Private consumption index(YoY %)	(-)	(4.8)	3.0	2.3	3.5	4.1
Facility investment growth rate(YoY %)	(-)	3.5	5.5	6.5	1.5	5.0
Consumer price index growth rate(%)	(-)	0.3	0.6	0.9	0.8	0.9
Balance on current account(billion dollars)	(-)	170.0	130.0	160.0	190.0	180.0
Government bond 3y yields(%)	—	0.90	1.00	1.00	1.10	1.10
② Central scenario

Major variables(*1)	Correlation between credit risks	2020.4Q (*2)	2021
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	(2.8)	(0.7)	3.6	2.5	3.7
Private consumption index(YoY %)	(-)	(4.8)	2.6	2.1	3.0	3.5
Facility investment growth rate(YoY %)	(-)	3.5	5.0	6.0	0.8	4.5
Consumer price index growth rate(%)	(-)	0.3	0.5	0.9	0.7	0.8
Balance on current account(billion dollars)	(-)	170.0	120.0	150.0	180.0	170.0
Government bond 3y yields(%)	—	0.90	1.00	1.00	1.00	1.00
③ Downside scenario

Major variables(*1)	Correlation between credit risks	2020.4Q (*2)	2021
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	(2.8)	(1.5)	2.3	1.7	3.0
Private consumption index(YoY %)	(-)	(4.8)	1.9	1.1	2.6	3.4
Facility investment growth rate(YoY %)	(-)	3.5	3.5	4.5	(1.0)	3.0
Consumer price index growth rate(%)	(-)	0.3	0.4	0.8	0.6	0.7
Balance on current account(billion dollars)	(-)	170.0	110.0	140.0	170.0	160.0
Government bond 3y yields(%)	—	0.90	1.10	1.10	1.10	1.10

(*1)
Shinhan Bank applied the private consumption index and facility investment growth rate as the major variables. In addition, Shinhan Card applied the GDP growth rate, consumer price index growth rate, facility investment growth rate, consumer price index growth rate, balance on current account, and government bond 3y yields as the major variables. In addition to the table above, the Group has selected additional forecasts for the KOSPI.

(*2)	Considering the default forecast period, the Group reflected the future economic outlook.

F-5
4

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

① Upside scenario

Major variables(*1)	Correlation between credit risks	2021.4Q (*2)	2022
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	4.1	3.0	3.1	3.8	3.7
Private consumption index(YoY %)	(-)	6.3	5.1	2.5	3.7	3.8
Facility investment growth rate(YoY %)	(-)	4.1	0.5	1.2	5.0	5.1
Consumer price index growth rate(%)	(-)	3.6	2.6	2.4	2.0	2.0
Balance on current account(billion dollars)	(-)	202.0	230.0	200.0	220.0	230.0
Government bond 3y yields(%)	—	1.87	1.90	1.90	2.00	2.00
② Central scenario

Major variables(*1)	Correlation between credit risks	2021.4Q (*2)	2022
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	4.1	2.3	2.4	3.0	3.4
Private consumption index(YoY %)	(-)	6.3	4.4	1.8	2.9	3.5
Facility investment growth rate(YoY %)	(-)	4.1	0.2	0.8	4.5	4.9
Consumer price index growth rate(%)	(-)	3.6	2.7	2.5	2.2	2.0
Balance on current account(billion dollars)	(-)	202.0	220.0	180.0	200.0	220.0
Government bond 3y yields(%)	—	1.87	1.80	1.80	1.90	1.90
③ Downside scenario

Major variables(*1)	Correlation between credit risks	2021.4Q (*2)	2022
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	4.1	1.3	1.3	1.8	3.1
Private consumption index(YoY %)	(-)	6.3	3.4	0.7	1.8	3.1
Facility investment growth rate(YoY %)	(-)	4.1	(0.5)	0.3	4.3	4.5
Consumer price index growth rate(%)	(-)	3.6	3.2	3.0	3.0	2.8
Balance on current account(billion dollars)	(-)	202.0	200.0	170.0	180.0	200.0
Government bond 3y yields(%)	—	1.87	2.00	2.00	2.20	2.40

(*1)
Shinhan Bank applied the GDP growth rate and private consumption index as the major variables. In addition, Shinhan Card applied the GDP growth rate, facility investment growth rate, consumer price index growth rate, and balance on current account as the major variables. In addition to the table above, the Group has selected additional forecasts for the KOSPI.

(*2)	Considering the default forecast period, the Group reflected the future economic outlook.
(*3)
The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions’ estimates.

F-5
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.
The recent historical default rate is an important reference when estimating the default rate in consideration of the future economic outlook. Economic indicators have worsened in 2021 due to the economic contraction caused by the
COVID-19.
However, the historical default rate of the Group’s has remained stable because of various government support in response to the
COVID-19.
The Group manages the credit risk through classifying borrowers in moratorium of interest payments and moratorium of repayment that is one of the financial relief programs into Stage2 to reflect the impact of potential insolvency.
The Group has considered multiple economic scenarios in applying forward-looking information to measure the expected credit losses. Assuming a 100% weighting of Upside, Central, and Downside scenarios, the sensitivity to the Group’s provision for expected credit loss is not significant.
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
EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.
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

F-5
6

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
write-off
of financial assets.
ii) Maximum exposure to credit risk
Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance
sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying value, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

F-5
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2020 and 2021 is as follows:

	2020		2021
Due from banks and loans at amortized cost (*1),(*3):
Banks	~~W~~	17,016,263	14,166,508
Retail		170,314,316	186,358,002
Government/Public sector/Central bank		24,778,332	15,251,465
Corporations		152,895,324	172,527,573
Card receivable		22,822,546	25,065,621

		387,826,781	413,369,169

Due from banks and loans at fair value through profit or loss(*3):
Banks		93,109	34,262
Corporations		1,986,804	1,683,344

		2,079,913	1,717,606

Securities at fair value through profit or loss		55,275,031	58,310,838
Securities at fair value through other comprehensive income		57,409,433	63,806,919
Securities at amortized cost(*1)		47,282,623	49,930,076
Derivative assets		5,633,915	3,799,189
Other financial assets(*1),(*2)		20,341,191	23,238,932
Guarantee contracts(*4)		4,481,506	5,399,286
Loan commitments and other credit liabilities		187,067,821	193,853,866

	~~W~~	767,398,214	813,425,881

(*1)	The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.
(*2)	Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.
(*3)	Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	These amounts represent financial guarantees, and the non-financial guarantees amount to ~~W~~ 10,799,393 million and ~~W~~ 11,346,421 million as of December 31, 2020 and 2021, respectively.

F-5
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

iii) The maximum amount of exposure to credit risk by type of collateral as of December, 31, 2020 and 2021 is as follows:

	2020
	12 months Expected credit loss		Life time expected credit loss		Total
Classification			Not impaired	Impaired
Guarantee	~~W~~	36,355,387	5,944,417	185,777	42,485,581
Deposits and Savings		1,258,934	313,723	1,509	1,574,166
Property and equipment		1,301,810	324,098	12,341	1,638,249
Real estate		109,092,694	13,914,172	311,946	123,318,812
Securities		2,181,874	108,718	88,025	2,378,617
Others		4,830,557	—	1,943	4,832,500

Total	~~W~~	155,021,256	20,605,128	601,541	176,227,925

	2021
	12 months Expected credit loss		Life time expected credit loss		Total
Classification			Not impaired	Impaired
Guarantee	~~W~~	61,890,908	8,354,723	214,589	70,460,220
Deposits and Savings		2,166,075	285,965	2,446	2,454,486
Property and equipment		1,560,567	416,545	20,162	1,997,274
Real estate		127,505,563	14,318,098	256,972	142,080,633
Securities		1,906,005	128,293	7	2,034,305
Others		5,035,546	—	5,495	5,041,041

Total	~~W~~	200,064,664	23,503,624	499,671	224,067,959

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

iv) Impairment information by credit risk of financial assets
Details of impaired financial assets due to credit risk as of December 31, 2020 and 2021 are as follows:

	2020
	12-month expected credit loss			Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1		Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	14,935,722	1,996,948	87,084	10,027	—	17,029,781	(13,518)	17,016,263	29,994
Retail		152,159,976	8,385,069	6,062,587	3,686,863	574,354	170,868,849	(554,533)	170,314,316	91,711,254
Government/Public sector/Central bank		23,849,701	834,912	96,183	1,748	—	24,782,544	(4,212)	24,778,332	9,000
Corporations		93,740,349	34,637,533	11,391,410	13,758,332	982,037	154,509,661	(1,614,337)	152,895,324	83,580,715
Card receivable		16,995,332	2,304,536	1,754,723	2,197,877	454,451	23,706,919	(884,373)	22,822,546	6,845

		301,681,080	48,158,998	19,391,987	19,654,847	2,010,842	390,897,754	(3,070,973)	387,826,781	175,337,808

Securities at fair value through other comprehensive income (*)		48,506,057	8,636,241	—	267,135	—	57,409,433	—	57,409,433	—
Securities at amortized cost		45,888,769	1,404,340	—	—	—	47,293,109	(10,486)	47,282,623	—

	~~W~~	396,075,906	58,199,579	19,391,987	19,921,982	2,010,842	495,600,296	(3,081,459)	492,518,837	175,337,808

(*)	Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 23,171 million as of December 31, 2020.

F-
60

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
	12-month expected credit loss			Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1		Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	10,793,973	3,278,144	112,254	434	—	14,184,805	(18,297)	14,166,508	133,618
Retail		169,313,467	7,015,361	7,900,192	2,127,173	581,534	186,937,727	(579,725)	186,358,002	126,988,030
Government/Public sector/Central bank		14,531,532	710,527	17,433	257	—	15,259,749	(8,284)	15,251,465	9,000
Corporations		101,866,101	44,060,819	10,743,965	16,702,928	853,977	174,227,790	(1,700,217)	172,527,573	93,682,859
Card receivable		18,793,517	2,541,833	1,829,837	2,350,634	428,068	25,943,889	(878,268)	25,065,621	8,774

		315,298,590	57,606,684	20,603,681	21,181,426	1,863,579	416,553,960	(3,184,791)	413,369,169	220,822,281

Securities at fair value through other comprehensive income (*)		56,176,008	7,478,125	—	152,786	—	63,806,919	—	63,806,919	—
Securities at amortized cost		48,305,398	1,605,335	—	36,290	—	49,947,023	(16,947)	49,930,076	—

	~~W~~	419,779,996	66,690,144	20,603,681	21,370,502	1,863,579	530,307,902	(3,201,738)	527,106,164	220,822,281

(*)	Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 37,486 million as of December 31, 2021.

F-
61

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

v) Credit risk exposures per credit grade of
off-balance
items
Credit risk exposures per credit grade of
off-balance
items as of December 31, 2020 and 2021 are as follows:

	2020
	Grade 1		Grade 2	Impaired	Total
Guarantee contracts(*):
12-month expected credit loss	~~W~~	2,884,641	1,110,945	—	3,995,586
Life time expected credit loss		308,785	176,977	—	485,762
Impaired		—	—	158	158

		3,193,426	1,287,922	158	4,481,506

Loan commitment and other credit line
12-month expected credit loss		156,787,448	20,715,236	—	177,502,684
Life time expected credit loss		6,738,016	2,822,003	—	9,560,019
Impaired		—	—	5,118	5,118

		163,525,464	23,537,239	5,118	187,067,821

	~~W~~	166,718,890	24,825,161	5,276	191,549,327

	2021
	Grade 1		Grade 2	Impaired	Total
Guarantee contracts(*):
12-month expected credit loss	~~W~~	3,469,002	1,382,415	—	4,851,417
Life time expected credit loss		342,224	205,179	—	547,403
Impaired		—	—	466	466

		3,811,226	1,587,594	466	5,399,286

Loan commitment and other credit line
12-month expected credit loss		160,307,100	23,370,613	—	183,677,713
Life time expected credit loss		7,406,324	2,759,057	—	10,165,381
Impaired		—	—	10,772	10,772

		167,713,424	26,129,670	10,772	193,853,866

	~~W~~	171,524,650	27,717,264	11,238	199,253,152

(*)	These amounts represent financial guarantees, and the non-financial guarantees amount to ~~W~~ 10,799,393 million and ~~W~~ 11,346,421 million as of December 31, 2020 and 2021, respectively.
vi) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

F-6
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

vii) Credit risk exposures per credit quality of derivative assets
Credit quality of derivative assets as of December 31, 2020 and 2021 are as follows:

	2020		2021
Grade 1	~~W~~	4,994,809	3,201,912
Grade 2		639,106	597,277

	~~W~~	5,633,915	3,799,189

(*)	Credit quality of derivative assets is classified based on the internal credit ratings.

F-6
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

viii) Concentration by geographic location
An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2020 and 2021 are as follows:

	2020
Classification (*1)	Korea		USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	6,990,520	823,698	156,002	784,538	316,293	1,166,397	2,889,115	3,889,700	17,016,263
Retail		161,434,788	392,499	6,724	4,124,680	2,386	1,780,361	1,329,067	1,243,811	170,314,316
Government/Public sector/Central bank		20,998,640	952,215	—	1,418,805	121,663	209,395	441,863	635,751	24,778,332
Corporations		133,827,181	3,278,234	435,135	3,796,824	103,647	2,319,327	3,039,177	6,095,799	152,895,324
Card receivable		22,614,285	8,867	351	1,983	194	152,141	27,926	16,799	22,822,546

		345,865,414	5,455,513	598,212	10,126,830	544,183	5,627,621	7,727,148	11,881,860	387,826,781

Deposits and loans at FVTPL
Banks		61,476	31,633	—	—	—	—	—	—	93,109
Corporations		1,057,690	466,812	—	19,807	—	744	—	441,751	1,986,804

		1,119,166	498,445	—	19,807	—	744	—	441,751	2,079,913

Securities measured at FVTPL		51,574,884	2,129,355	198,567	46,086	4,486	24,539	168,863	1,128,251	55,275,031
Securities at FVOCI		53,386,556	1,464,611	112,001	221,917	36,412	172,904	886,080	1,128,952	57,409,433
Securities at amortized cost		44,537,890	723,287	—	243,592	—	710,106	45,121	1,022,627	47,282,623

	~~W~~	496,483,910	10,271,211	908,780	10,658,232	585,081	6,535,914	8,827,212	15,603,441	549,873,781

Off-balance accounts
Guarantees (*2)	~~W~~	3,818,973	65,164	6,198	1,344	6,041	95,793	363,042	124,951	4,481,506
Loan commitments and other liabilities related to credit		178,311,828	528,596	275,629	645,794	64,050	1,042,458	2,443,779	3,755,687	187,067,821

	~~W~~	182,130,801	593,760	281,827	647,138	70,091	1,138,251	2,806,821	3,880,638	191,549,327

(*1)	The following accounts are the net carrying value less provision for doubtful accounts.
(*2)	These amounts represent financial guarantees, and the non-financial guarantees amount to ~~W~~ 10,799,393 million as of December 31, 2020.

F-6
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
Classification(*1)	Korea		USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	4,310,888	1,525,158	235,591	450,689	530,688	1,676,080	2,677,445	2,759,969	14,166,508
Retail		175,777,754	392,882	7,683	4,338,281	3,111	2,412,670	1,944,105	1,481,516	186,358,002
Government/Public sector/Central bank		11,807,591	796,405	—	1,279,012	217,773	248,301	462,308	440,075	15,251,465
Corporations		151,625,249	3,684,068	254,051	4,375,807	94,186	3,012,133	2,947,746	6,534,333	172,527,573
Card receivable		24,832,367	10,435	462	2,033	233	170,929	32,281	16,881	25,065,621

		368,353,849	6,408,948	497,787	10,445,822	845,991	7,520,113	8,063,885	11,232,774	413,369,169

Deposits and loans at FVTPL
Banks		—	34,262	—	—	—	—	—	—	34,262
Corporations		1,113,229	282,513	—	19,274	—	—	—	268,328	1,683,344

		1,113,229	316,775	—	19,274	—	—	—	268,328	1,717,606

Securities measured at FVTPL		53,942,627	2,359,478	255,023	91,766	19,048	27,613	76,107	1,539,176	58,310,838
Securities at FVOCI		59,353,250	1,871,526	164,340	250,768	52,199	120,884	679,527	1,314,425	63,806,919
Securities at amortized cost		46,896,258	777,546	—	244,149	—	902,377	80,041	1,029,705	49,930,076

		529,659,213	11,734,273	917,150	11,051,779	917,238	8,570,987	8,899,560	15,384,408	587,134,608

Off-balance accounts
Guarantees(*2)		4,991,349	45,650	2,099	821	4,384	95,565	246,080	13,338	5,399,286
Loan commitments and other liabilities related to credit		182,701,367	686,381	260,036	771,183	87,080	2,772,750	2,157,388	4,417,681	193,853,866

	~~W~~	187,692,716	732,031	262,135	772,004	91,464	2,868,315	2,403,468	4,431,019	199,253,152

(*1)	The following accounts are the net carrying value less provision for doubtful accounts.
(*2)	These amounts represent financial guarantees, and the non-financial guarantees amount to ~~W~~ 11,346,421 million as of December 31, 2021.

F-6
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

ix) Concentration by industry sector
An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2020 and 2021 is as follows:

	2020
Classification (*1)	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	16,656,030	—	—	—	—	—	360,233	—	17,016,263
Retail		—	—	—	—	—	—	—	170,314,316	170,314,316
Government/Public sector/Central bank		24,671,308	—	—	1,796	—	—	105,228	—	24,778,332
Corporations		10,403,261	48,430,680	18,679,397	35,920,334	3,521,216	6,479,253	29,461,183	—	152,895,324
Card receivable		44,980	169,900	252,537	36,372	38,456	23,150	1,685,293	20,571,858	22,822,546

		51,775,579	48,600,580	18,931,934	35,958,502	3,559,672	6,502,403	31,611,937	190,886,174	387,826,781

Due from banks and loans at FVTPL
Banks		63,112	—	—	29,997	—	—	—	—	93,109
Corporations		1,114,789	641,554	19,210	51,008	3,000	—	157,243	—	1,986,804

		1,177,901	641,554	19,210	81,005	3,000	—	157,243	—	2,079,913

Securities at fair value through profit or loss		34,294,362	2,978,991	1,223,958	574,547	248,399	46,177	15,908,597	—	55,275,031
Securities at fair value through other comprehensive income		26,528,743	3,448,765	577,781	830,988	974,333	22,643	25,026,180	—	57,409,433
Securities at amortized cost		10,361,913	21,750	—	1,053,779	963,348	—	34,881,833	—	47,282,623

		124,138,498	55,691,640	20,752,883	38,498,821	5,748,752	6,571,223	107,585,790	190,886,174	549,873,781

Off-balance accounts
Guarantees (*2)		919,485	1,173,940	539,195	149,213	86,624	49,544	1,563,217	288	4,481,506
Loan commitments and other liabilities related to credit		13,474,195	25,825,767	9,652,509	3,619,939	2,159,128	513,565	19,277,732	112,544,986	187,067,821

	~~W~~	14,393,680	26,999,707	10,191,704	3,769,152	2,245,752	563,109	20,840,949	112,545,274	191,549,327

(*1)	The composition details by industry are net book value less allowances.
(*2)	These amounts represent financial guarantees, and the non-financial guarantees amount to ~~W~~ 10,799,393 million as of December 31, 2020.

F-6
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
Classification (*1)	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,447,829	—	—	—	—	—	718,679	—	14,166,508
Retail		—	—	—	—	—	—	—	186,358,002	186,358,002
Government/Public sector/Central bank		15,216,403	—	—	1,797	—	—	33,265	—	15,251,465
Corporations		13,384,083	53,134,572	21,167,564	41,106,836	3,727,338	6,544,166	33,463,014	—	172,527,573
Card receivable		51,123	252,973	228,900	46,896	45,568	29,713	1,899,301	22,511,147	25,065,621

		42,099,438	53,387,545	21,396,464	41,155,529	3,772,906	6,573,879	36,114,259	208,869,149	413,369,169

Due from banks and loans at FVTPL
Banks		34,262	—	—	—	—	—	—	—	34,262
Corporations		986,736	492,598	15,107	78,753	22,537	2,637	84,976	—	1,683,344

		1,020,998	492,598	15,107	78,753	22,537	2,637	84,976	—	1,717,606

Securities at fair value through profit or loss		33,769,892	3,248,846	1,169,038	773,687	299,972	152,341	18,897,062	—	58,310,838
Securities at fair value through other comprehensive income		27,034,695	3,529,756	523,631	775,967	1,144,998	30,928	30,766,944	—	63,806,919
Securities at amortized cost		10,309,318	—	—	1,074,393	1,249,070	—	37,297,295	—	49,930,076

		114,234,341	60,658,745	23,104,240	43,858,329	6,489,483	6,759,785	123,160,536	208,869,149	587,134,608

Off-balance accounts
Guarantees (*2)		775,357	948,440	396,571	126,393	36,001	56,105	3,059,953	466	5,399,286
Loan commitments and other liabilities related to credit		15,445,541	25,389,003	8,908,201	3,676,457	2,213,871	499,633	20,404,848	117,316,312	193,853,866

	~~W~~	16,220,898	26,337,443	9,304,772	3,802,850	2,249,872	555,738	23,464,801	117,316,778	199,253,152

(*1) The composition details by industry are net book value less allowances.
(*2)	These amounts represent financial guarantees, and the non-financial guarantees amount to ~~W~~ 11,346,421 million as of December 31, 2021.

F-6
7

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
Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear
products, such as options by applying historical simulation method of 99% confidence level-based VaR. Trading position data is automatically interfaced into management system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.
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

F-6
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2020 and 2021 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2020
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	525,465	592,668	495,292	592,668
Stock price risk		222,277	240,535	202,036	222,544
Foreign exchange risk		120,088	124,915	113,497	113,497
Commodity risk		13,818	22,982	9,539	9,539
Option volatility risk		8,910	23,224	3,234	3,234

	~~W~~	890,558	1,004,324	823,598	941,482

	2021
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	587,482	625,298	557,622	576,515
Stock price risk		209,101	231,137	179,415	219,900
Foreign exchange risk		274,140	301,271	245,232	299,909
Commodity risk		8,544	9,571	8,043	8,043
Option volatility risk		16,404	30,244	1,269	19,032

	~~W~~	1,095,671	1,197,521	991,581	1,123,399

i-3)
Shinhan Bank
The analyzes of the
ten-day
99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	41,165	56,950	28,322	42,867
Stock price risk		27,077	66,254	7,545	7,893
Foreign exchange risk (*)		65,309	83,335	27,668	69,024
Option volatility risk		305	1,073	114	138
Commodity risk		13	170	—	1
Portfolio diversification effect		(27,839)	(53,295)	(14,163)	(25,310)

	~~W~~	106,030	154,487	49,486	94,613

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	28,749	55,773	17,537	28,030
Stock price risk		11,583	21,340	3,850	19,618
Foreign exchange risk (*)		159,165	185,514	136,936	161,978
Option volatility risk		162	368	29	60
Commodity risk		11	151	—	8
Portfolio diversification effect		(25,023)	(52,611)	(13,207)	(17,470)

	~~W~~	174,647	210,535	145,145	192,224

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.
i-4)
Shinhan Card
The analyzes of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31 2020 and 2021, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2020
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	2,034	2,400	1,900	2,400

	2021
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	1,996	2,350	1,700	1,700

(*)	Foreign subsidiaries are excluded from the calculation.
i-5)
Shinhan Investment
The analyzes of the
ten-day
99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	20,512	30,903	12,076	23,551
Stock price risk		26,136	51,509	2,412	36,573
Foreign exchange risk		12,477	46,970	632	15,557
Option volatility risk		43,324	162,008	2,894	57,924
Portfolio diversification effect		(27,223)	(103,405)	634	(38,397)

	~~W~~	75,226	187,985	18,648	95,208

F-
70

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	21,079	35,503	7,724	27,207
Stock price risk		31,668	62,315	15,856	33,295
Foreign exchange risk		24,354	43,826	2,548	28,594
Option volatility risk		49,345	96,355	31,155	79,589
Portfolio diversification effect		(47,759)	(104,149)	(7,380)	(58,241)

	~~W~~	78,687	133,850	49,903	110,444

i-6)
Shinhan Life Insurance
The analyzes of the
ten-day
99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2020 and 2021 are as follows:
<Shinhan Life Insurance>

	2020
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	2,967	6,934	354	619
Stock price risk		10,953	16,592	4,481	13,742
Foreign exchange risk		10,485	21,588	4,665	13,669
Option volatility risk		433	1,096	40	1,089

	~~W~~	24,838	46,210	9,540	29,119

	2021
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	4,161	9,262	457	1,259
Stock price risk		8,938	15,009	1,909	6,303
Foreign exchange risk		7,680	13,746	481	11,404
Option volatility risk		1,252	2,828	26	47

	~~W~~	22,031	40,845	2,873	19,013

<Orange Life Insurance>

	2020
	Average		Maximum	Minimum	December 31
Foreign exchange risk	~~W~~	17,064	19,597	10,172	17,964
Option volatility risk		73	84	7	73

	~~W~~	17,137	19,681	10,179	18,037

F-
71

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

ii) Interest rate risk management from
non-trading
positions
ii-1)
Principle
Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group’s financial position. The Group manages changes in net interest income or net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group’s net interest income and net asset value through the interest rate risk management.
ii-2)
Managements
Shinhan Financial Group’s major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.
One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year
period, in each case, as a result of negative movements in interest rates.
The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behavior models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as Δ EVE (Economic Value of Equity) and Δ NII (Net Interest Income), respectively.

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

F-7
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

The details of interest rate VaR and EaR for major subsidiaries for as of December 31, 2020 and 2021 are as follows:
ii-3)
Shinhan Bank

	2020		2021
ΔEVE (*1)	~~W~~	468,327	774,352
ΔNII (*2)		115,221	96,145
ii-4)
Shinhan Card

	2020		2021
ΔEVE (*1)	~~W~~	463,647	831,361
ΔNII (*2)		594,210	672,303
ii-5)
Shinhan Investment

	2020		2021
ΔEVE (*1)	~~W~~	209,929	186,587
ΔNII (*2)		89,925	187,548
ii-6)
Shinhan Life Insurance

	2020			2021
	Shinhan Life Insurance		Orange Life Insurance	Shinhan Life Insurance
ΔEVE (*1)	~~W~~	4,140,109	2,007,029	2,751,977
ΔNII (*2)		46,073	38,733	84,812

(*1)
ΔEVE is the change in economic value of equity capital that can arise from changes in interest rates that affect the present value of assets, liabilities and
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
The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for

F-7
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.
Foreign currency denominated assets and liabilities as of December 31, 2020 and 2021 are as follows:

	2020
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,729,453	1,988,215	402,137	798,053	3,053,388	10,971,246
Due from banks at FVTPL		31,633	—	—	—	—	31,633
Loans at FVTPL		745,277	19,807	91,503	—	—	856,587
Loan at amortized cost		21,435,678	9,076,702	1,296,284	4,130,855	8,987,453	44,926,972
Securities at FVTPL		4,426,257	2,574	455,769	—	316,468	5,201,068
Derivative assets		913,778	21,531	50,842	1,100	114,055	1,101,306
Securities at FVOCI		3,868,880	149,718	222,547	460,681	1,000,855	5,702,681
Securities at amortized cost		1,273,204	240,619	69,132	45,151	1,588,358	3,216,464
Other financial assets		2,180,140	284,695	177,538	336,325	559,805	3,538,503

	~~W~~	39,604,300	11,783,861	2,765,752	5,772,165	15,620,382	75,546,460

Liabilities:
Deposits	~~W~~	17,542,371	10,136,700	991,501	4,650,406	8,438,144	41,759,122
Financial liabilities at FVTPL		—	—	—	—	544,916	544,916
Derivative liabilities		558,064	10,819	33,940	858	105,134	708,815
Borrowings		8,431,144	810,819	306,829	163,454	692,305	10,404,551
Debt securities issued		8,417,214	87,504	933,570	—	1,652,835	11,091,123
Financial liabilities designated at FVTPL		1,068,245	—	—	—	—	1,068,245
Other financial liabilities		3,479,117	123,510	250,428	564,623	843,635	5,261,313

	~~W~~	39,496,155	11,169,352	2,516,268	5,379,341	12,276,969	70,838,085

Net domestic and foreign currency exposure	~~W~~	108,145	614,509	249,484	392,824	3,343,413	4,708,375
Off-balance derivative exposure		438,469	(166,923)	187,408	44,764	(896,933)	(393,215)

Net foreign currency exposure	~~W~~	546,614	447,586	436,892	437,588	2,446,480	4,315,160

F-7
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,958,621	1,878,286	479,644	700,378	3,630,253	11,647,182
Due from banks at FVTPL		34,262	—	—	—	—	34,262
Loans at FVTPL		534,098	—	—	—	—	534,098
Loan at amortized cost		24,443,325	9,901,710	975,680	5,090,928	10,093,297	50,504,940
Securities at FVTPL		5,417,837	15,557	577,157	233	553,519	6,564,303
Derivative assets		863,223	526	10,440	1,429	33,576	909,194
Securities at FVOCI		4,264,191	162,023	240,705	397,010	998,246	6,062,175
Securities at amortized cost		1,306,357	241,232	69,282	80,133	1,812,470	3,509,474
Other financial assets		4,347,761	242,919	324,886	173,906	927,110	6,016,582

	~~W~~	46,169,675	12,442,253	2,677,794	6,444,017	18,048,471	85,782,210

Liabilities:
Deposits	~~W~~	20,060,092	10,642,720	1,376,168	4,820,793	9,766,248	46,666,021
Financial liabilities at FVTPL		7,114	—	—	—	581,458	588,572
Derivative liabilities		496,616	418	12,042	1,712	13,642	524,430
Borrowings		7,518,545	940,877	181,027	463,098	931,802	10,035,349
Debt securities issued		8,887,807	137,022	892,220	—	982,736	10,899,785
Financial liabilities designated at FVTPL		1,553,683	—	—	—	—	1,553,683
Other financial liabilities		3,806,778	116,544	195,387	551,976	1,112,455	5,783,140

	~~W~~	42,330,635	11,837,581	2,656,844	5,837,579	13,388,341	76,050,980

Net domestic and foreign currency exposure	~~W~~	3,839,040	604,672	20,950	606,438	4,660,130	9,731,230
Off-balance derivative exposure		(419,387)	(62,614)	325,000	(95,526)	(2,113,543)	(2,366,070)

Net foreign currency exposure	~~W~~	3,419,653	542,058	345,950	510,912	2,546,587	7,365,160

(d)	Liquidity risk
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

F-7
5

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
3-month
credit crunch for
end-of-month
liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

F-7
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

The details of the composition of
non-derivative
financial instruments and derivative financial instruments by remaining period are as of December 31, 2020 and 2021 are as follows:

	2020
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	30,486,441	845,977	501,733	860,975	4,467	516,661	33,216,254
Due from banks at fair value through profit or loss		63,113	—	—	—	—	—	63,113
Loans at fair value through profit or loss		31,100	689,261	46,369	117,820	310,954	880,595	2,076,099
Loans at amortized cost		30,170,280	38,040,760	52,331,623	82,840,301	119,243,663	69,258,709	391,885,336
Securities at fair value through profit or loss		44,779,587	1,413,545	571,552	1,160,406	3,384,948	4,729,943	56,039,981
Securities at fair value through other comprehensive income		55,002,284	10,740	207	414	79,640	3,321,488	58,414,773
Securities at amortized cost		385,809	2,070,392	1,202,211	3,649,376	19,054,766	34,889,104	61,251,658
Other financial assets		15,451,455	102,714	138,116	287,473	231,608	1,571,561	17,782,927

	~~W~~	176,370,069	43,173,389	54,791,811	88,916,765	142,310,046	115,168,061	620,730,141

Liabilities:
Deposits (*2)	~~W~~	187,299,944	28,357,521	36,578,825	59,863,780	14,894,480	2,355,459	329,350,009
Financial liabilities at fair value through profit or loss		1,409,608	794	7,042	2,785	18,870	—	1,439,099
Borrowings		14,670,192	3,783,621	2,920,338	5,463,070	10,692,374	4,392,815	41,922,410
Debt securities issued		5,872,508	6,261,775	5,039,503	11,457,246	43,712,609	6,454,265	78,797,906
Financial liabilities designated at fair value through profit or loss		596,675	221,857	336,784	1,277,802	5,043,549	979,057	8,455,724
Other financial liabilities		29,128,836	97,138	151,655	542,221	643,043	75,813	30,638,706

	~~W~~	238,977,763	38,722,706	45,034,147	78,606,904	75,004,925	14,257,409	490,603,854

Off balance (*3):
Guarantee contracts (*4)	~~W~~	4,481,506	—	—	—	—	—	4,481,506
Other liabilities related to loan commitments		187,536,416	—	—	19,900	—	—	187,556,316

	~~W~~	192,017,922	—	—	19,900	—	—	192,037,822

Derivatives	~~W~~	419,951	29,829	75,483	149,274	103,770	101,072	879,379

F-7
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	24,864,116	796,046	329,809	1,151,073	108,491	1,299,438	28,548,973
Due from banks at fair value through profit or loss		34,263	—	—	—	—	—	34,263
Loans at fair value through profit or loss		170,540	628,905	117,975	49,932	563,246	167,284	1,697,882
Loans at amortized cost		32,258,357	45,442,330	57,821,874	89,630,955	129,534,255	75,571,202	430,258,973
Securities at fair value through profit or loss		51,899,638	106,637	385,952	608,957	2,024,069	5,776,840	60,802,093
Securities at fair value through other comprehensive income		60,818,846	1,204,770	91,704	634,600	1,249,183	897,270	64,896,373
Securities at amortized cost		515,883	2,542,470	1,992,334	4,273,021	18,358,433	36,658,577	64,340,718
Other financial assets		21,052,012	50,602	25,096	372,536	253,373	1,800,309	23,553,928

	~~W~~	191,613,655	50,771,760	60,764,744	96,721,074	152,091,050	122,170,920	674,133,203

Liabilities:
Deposits (*2)	~~W~~	212,378,477	36,147,003	40,879,482	59,303,450	17,046,796	2,589,696	368,344,904
Financial liabilities at fair value through profit or loss		1,371,503	—	—	—	—	—	1,371,503
Borrowings		13,159,909	3,928,317	3,643,545	5,171,542	14,168,441	3,649,507	43,721,261
Debt securities issued		4,833,061	7,033,973	7,257,291	17,537,101	41,799,782	5,334,848	83,796,056
Financial liabilities designated at fair value through profit or loss		332,597	294,931	586,682	1,298,402	4,165,201	1,346,057	8,023,870
Other financial liabilities		26,754,163	175,952	136,110	568,997	579,871	159,352	28,374,445

	~~W~~	258,829,710	47,580,176	52,503,110	83,879,492	77,760,091	13,079,460	533,632,039

Off balance (*3):
Guarantee contracts (*4)	~~W~~	5,399,286	—	—	—	—	—	5,399,286
Other liabilities related to loan commitments		193,853,866	—	—	—	—	—	193,853,866

	~~W~~	199,253,152	—	—	—	—	—	199,253,152

Derivatives	~~W~~	380,609	23,508	11,867	23,099	(363,034)	47,464	123,513

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~ 148,725,197 million and ~~W~~ 172,107,724 million as of December 31, 2020 and 2021 are included in the ‘Less than 1 month’ category, respectively.
(*3)
Though guarantees, loan agreements, and other credit offerings corresponding to financial guarantees such as bond issuance and loan collateral provided by the Group exist, if the counterparty requests a payment, the Group should fulfill the obligation immediately.

(*4)	These amounts represent financial guarantees, and the non-financial guarantees amount to ~~W~~ 10,799,393 million and ~~W~~ 11,346,421 million as of December 31, 2020 and 2021 .

F-7
8

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

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

i) Financial instruments measured at fair value

i-1)	The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2020 and 2021 are as follows:

	2020
	Level 1		Level 2	Level 3 (*3)	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	—	—	63,112	63,112
Loans at FVTPL (*1)		—	708,111	1,308,690	2,016,801
Securities at FVTPL:
Debt securities and other securities (*2)		7,029,453	39,335,739	8,721,500	55,086,692
Equity securities		693,816	210,230	832,413	1,736,459
Gold/silver deposits		188,339	—	—	188,339

		7,911,608	39,545,969	9,553,913	57,011,490

Derivative assets:
Trading		125,339	4,623,218	408,855	5,157,412
Hedging		—	475,708	795	476,503

		125,339	5,098,926	409,650	5,633,915

Securities measured at FVOCI:
Debt securities		17,515,390	39,861,238	32,805	57,409,433
Equity securities		172,403	49,673	684,603	906,679

		17,687,793	39,910,911	717,408	58,316,112

	~~W~~	25,724,740	85,263,917	12,052,773	123,041,430

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	897,129	—	—	897,129
Gold/silver deposits		539,565	—	—	539,565

		1,436,694	—	—	1,436,694

Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities (*2)		—	314,220	8,141,504	8,455,724
Derivative liabilities:
Trading		161,628	4,431,080	87,356	4,680,064
Hedging		—	233,684	102,819	336,503

		161,628	4,664,764	190,175	5,016,567

	~~W~~	1,598,322	4,978,984	8,331,679	14,908,985

(*1)
Of the Financial assets at FVTPL invested by the Group,
P-note’s
valuation of amount related to Lime Asset Management is
~~W~~
161.2 billion. As of December 31, 2020, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to

F-8
0

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
(*2)
Financial instruments (Beneficiary certificates:
~~W~~
211.7 billion and derivatives-combined securities:
~~W~~
211.7 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2020. The Group estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3)
The valuation amount for the
over-the-counter
derivatives classified as Level 3 by Shinhan Investment Corp. are
~~W~~
204,608 million in financial assets at FVTPL,
~~W~~
8,141,504 million in financial liabilities designated at fair value through profit or loss,
~~W~~
405,313 million in derivative assets, and
~~W~~
83,269 million in derivative liabilities. The above level 3
over-the-counter
derivatives measure fair value using the internal valuation model of Shinhan Investment Corp.

F-
81

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
	Level 1		Level 2	Level 3 (*3)	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	—	—	34,262	34,262
Loans at FVTPL (*1)		—	790,510	892,834	1,683,344
Securities at FVTPL:
Debt securities and other securities (*2)		7,250,389	40,396,692	10,580,066	58,227,147
Equity securities		942,433	107,416	1,325,466	2,375,315
Gold/silver deposits		83,691	—	—	83,691

		8,276,513	40,504,108	11,905,532	60,686,153

Derivative assets:
Trading		11,542	3,033,965	528,619	3,574,126
Hedging		—	225,063	—	225,063

		11,542	3,259,028	528,619	3,799,189

Securities measured at FVOCI:
Debt securities		24,951,761	38,855,158	—	63,806,919
Equity securities		257,947	48,225	725,232	1,031,404

		25,209,708	38,903,383	725,232	64,838,323

	~~W~~	33,497,763	83,457,029	14,086,479	131,041,271

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	787,767	—	—	787,767
Gold/silver deposits		581,458	—	—	581,458

		1,369,225	—	—	1,369,225

Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities (*2)		—	401,345	7,622,525	8,023,870
Derivative liabilities:
Trading		191,061	2,862,761	153,933	3,207,755
Hedging		—	196,060	182,749	378,809

		191,061	3,058,821	336,682	3,586,564

	~~W~~	1,560,286	3,460,166	7,959,207	12,979,659

(*1)
Of the Financial assets at FVTPL invested by the Group,
P-note’s
valuation of amount related to Lime Asset Management is
~~W~~
157.9 billion. As of December 31, 2021, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

F-8
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

(*2)
Financial instruments (Beneficiary certificates:
~~W~~
300.2 billion and derivatives-combined securities:
~~W~~
300.2 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2021. The Group estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3)
The valuation amount for the
over-the-counter
derivatives classified as Level 3 by Shinhan Investment Corp. are
~~W~~
72,980 million in financial assets at FVTPL,
~~W~~
7,622,526 million in financial liabilities designated at fair value through profit or loss,
~~W~~
527,726 million in derivative assets, and
~~W~~
153,084 million in derivative liabilities. The above level 3 over-the-counter
derivatives measure fair value using the internal valuation model of Shinhan Investment Corp.

i) Financial instruments measured at fair value

i-2)	Classification of financial instruments as fair value level 3
The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Financial asset at fair value through profit or loss		Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	11,762,259	660,118	(8,511,489)	342,830	(186,974)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		(59,931)	(2,094)	(196,743)	51,436	84,950
Recognized in other comprehensive income (loss) for the year		69,819	(2,521)	(9,689)	—	—

		9,888	(4,615)	(206,432)	51,436	84,950
Purchase		4,461,802	61,919	—	1,171	—
Issue		—	—	(9,043,503)	—	—
Settlement		(5,231,666)	(14)	9,928,472	(74,584)	—
Reclassification (*3)		(377,641)	—	—	—	—
Transfer to level3 (*2)		358,123	—	(308,552)	625	—
Transfer from level3 (*2)		(57,513)	—	—	21	—
Business combination (Note 47)		463	—	—	—	—

Ending balance	~~W~~	10,925,715	717,408	(8,141,504)	321,499	(102,024)

F-8
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
	Financial asset at fair value through profit or loss		Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	10,925,715	717,408	(8,141,504)	321,499	(102,024)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		271,065	448	(273,536)	348,046	(80,725)
Recognized in other comprehensive income (loss) for the year		38,566	24,672	(1,526)	—	—

		309,631	25,120	(275,062)	348,046	(80,725)
Purchase		4,792,810	21,440	—	4,394	—
Issue		—	—	(8,488,977)	—	—
Settlement		(3,498,968)	(38,736)	9,283,018	(299,633)	—
Reclassification (*3)		(9,641)	—	—	—	—
Transfer to level3 (*2)		507,984	—	—	446	—
Transfer from level3 (*2)		(194,903)	—	—	(66)	—

Ending balance	~~W~~	12,832,628	725,232	(7,622,525)	374,686	(182,749)

(*1)
Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2020 and 2021 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2020
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at fair value through profit or loss	~~W~~	(8,495)	(179,989)
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(196,743)	189,885
Net loss on securities at fair value through other comprehensive income		(2,094)	(2,094)
Net other operating income		84,950	19,065

	~~W~~	(122,382)	26,867

	2021
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	~~W~~	619,111	322,974
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(273,536)	186,003
Net gain on securities at fair value through other comprehensive income		448	—
Net other operating expense		(80,725)	(83,669)

	~~W~~	265,298	425,308

F-8
4

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

(*3)	It has been replaced by investment assets in associates.

i-3)	Valuation techniques and significant inputs not observable in markets

i-3-1)	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2020 and 2021 are as follows:

	2020
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	40,043,850	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		210,230	Price of underlying assets such as stocks, bonds

			40,254,080

Derivative assets
Trading	Option model, DCF		4,623,218	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			475,708

			5,098,926

Securities at fair value through other comprehensive income
Debt securities	DCF		39,861,238	Discount rate, interest rate and price of underlying assets such as stock, bonds
Equity securities	NAV		49,673

			39,910,911

		~~W~~	85,263,917

Liabilities
Financial liabilities designated at fair value through profit or loss
Compound financial instruments	DCF	~~W~~	314,220	Discount rate
Derivative liabilities
Trading	Option model, DCF		4,431,080	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			233,684

			4,664,764

		~~W~~	4,978,984

F-8
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	41,187,202	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		107,416	Price of underlying assets such as stocks, bonds, etc.

			41,294,618

Derivative assets
Trading	Option model, Implied forward interest rate, DCF		3,033,965	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			225,063

			3,259,028

Securities at fair value through other comprehensive income
Debt securities	DCF		38,855,158	Interest rate, discount rate and price of underlying assets such as stock, bonds, etc.
Equity securities	NAV		48,225

			38,903,383

		~~W~~	83,457,029

Liabilities
Financial liabilities designated at fair value through profit or loss
Compound financial instruments	Black-Scholes model	~~W~~	401,345	Discount rate
Derivative liabilities
Trading	Option model, DCF		2,862,761	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			196,060

			3,058,821

		~~W~~	3,460,166

F-8
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

i-3-2)	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2020 and 2021 are as follows:

	2020
Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model (*1), Comparable company analysis	~~W~~	10,093,302	The volatility of the underlying asset, Discount rate, and Correlations	5.06%~61.32% 0.35%~27.17% 0.00%~100.0%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		832,413	The volatility of the underlying asset, Discount rate, and Correlations	21.00%~40.00% 5.83%~16.87% 20.00%~79.00%

			10,925,715

Derivative assets
Equity and foreign exchange related	Option model (*1)		113,496	The volatility of the underlying asset, and Correlations	4.30%~127.00% -3.00%~82.00%
Interest rates related	Option model (*1)		23,112	The volatility of the underlying asset, Regression coefficient, and Correlations	0.47%~1.00% 0.30%~0.58% 26.00%~90.45%
Credit and commodity related	Option model (*1)		273,042	The volatility of the underlying asset, and Correlations	1.00%~40.00% -43.00%~92.00%

			409,650

Securities at fair value through other comprehensive income
Debt securities	DCF, NAV, Option model (*1), Comparable company analysis		32,805	The volatility of the underlying asset, Discount rate, and Growth rate	22.11% 0.05%~19.05% 0.00%~2.00%
Equity securities			684,603

			717,408

		~~W~~	12,052,773

F-8
7

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
(*2)
There is no disclosure for valuation techniques and input variables related to items where the carrying value is recognized as a reasonable approximation of fair value and the carrying value is disclosed at fair value.

F-8
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*1), Comparable company analysis	~~W~~	11,507,162	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	19.48%~72.69% 0.07%~27.30% 23.17%~58.47% 0.00%~1.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		1,325,466	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	16.00%~32.00% 5.45%~16.35% 00.00%~54.00% 1.00%

			12,832,628

Derivative assets
Equity and foreign exchange related	Option model (*1)		28,783	The volatility of the underlying asset, and Correlations	2.29%~50.00% -5.00%~91.00%
Interest rates related	Option model (*1)		6,029	The volatility of the underlying asset, Correlations, and Discount rate	0.70% 80.00%~82.00% 1.11%~1.83%
Credit and commodity related	Option model (*1)		493,807	The volatility of the underlying asset, and Hazard Rate	0.70%~4.70% 5.17%~93.69%

			528,619

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		725,232	The volatility of the underlying asset, Discount rate, and Growth rate	25.49% 9.80%~22.79% 0.00%~2.00%

			725,232

		~~W~~	14,086,479

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	7,622,525	The volatility of the underlying asset, and Correlations	0.50%~94.90% -12.00%~88.00%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		13,214	The volatility of the underlying asset, and Correlations	2.29%~42.00% -5.00%~91.00%
Interest rates related	Option model (*1)		258,364	The volatility of the underlying asset, Regression coefficient, and Correlations	0.46%~0.78% 0.00%~0.54% 0.00%~90.34%
Credit and commodity related	Option model (*1)		65,104	The volatility of the underlying asset, and Hazard Rate	1.90%~94.90% 5.17%~100.79%

			336,682

		~~W~~	7,959,207

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)
There is no disclosure for valuation techniques and input variables related to items where the carrying value is recognized as a reasonable approximation of fair value and the carrying value is disclosed at fair value.

i-4)	Sensitivity for changing in unobservable inputs
For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2020 and 2021.

	2020
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1),(*2):
Financial asset at fair value through profit or loss	~~W~~	53,821	(48,547)
Derivative assets		23,011	(21,532)

Securities at fair value through other comprehensive income (*2)		26,817	(21,044)

	~~W~~	103,649	(91,123)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	72,042	(71,690)
Derivative liabilities		17,976	(18,368)

	~~W~~	90,018	(90,058)

	2021
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1),(*2):
Financial asset at fair value through profit or loss	~~W~~	39,084	(43,072)
Derivative assets		16,893	(11,809)

Securities at fair value through other comprehensive income (*2)		38,865	(38,210)

	~~W~~	94,842	(93,091)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	45,493	(50,845)
Derivative liabilities		25,326	(23,486)

	~~W~~	70,819	(74,331)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%p) or correlations (-10~10%p), a significant unobservable input.
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%p) and applying growth rate, a significant unobservable input at 0%~1%.

F-
90

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

ii) Financial instruments measured at amortized cost

ii-1)	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.

Securities	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings	The carrying value and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Other financial assets and other financial liabilities	The carrying value is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

F-
91

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

ii-2)	The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2020 and 2021 are as follows:

	2020			2021
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Deposits measured at amortized cost	~~W~~	31,605,262	31,607,122	24,232,013	24,216,932
Loans measured at amortized cost
Retails		146,843,366	147,634,589	159,090,991	159,262,881
Corporations		177,046,416	178,420,230	197,356,011	198,053,452
Public and other funding loans		4,021,926	4,048,167	3,795,225	3,812,717
Loans between banks		5,487,147	5,495,236	3,844,227	3,839,726
Credit card		22,822,664	23,220,987	25,050,702	25,438,046

		356,221,519	358,819,209	389,137,156	390,406,822

Securities measured at amortized cost
Government bonds		31,816,320	33,391,597	34,679,301	34,377,110
Financial institution bonds		3,835,577	3,987,172	3,423,536	3,477,834
Corporation bonds		11,630,726	12,075,175	11,827,239	11,750,467

		47,282,623	49,453,944	49,930,076	49,605,411

Other financial assets		20,341,191	20,359,778	23,238,932	23,389,209

	~~W~~	455,450,595	460,240,053	486,538,177	487,618,374

Liabilities:
Deposit liabilities
Demand deposits	~~W~~	148,725,197	148,725,197	172,107,724	172,107,724
Time deposits		157,833,891	157,936,969	161,498,901	161,301,409
Certificate of deposit		5,946,704	5,965,139	16,576,536	16,606,894
Issued bill deposit		6,226,937	6,226,855	5,818,001	5,817,844
CMA deposits		4,006,319	4,006,319	5,246,478	5,246,478
Others		3,677,820	3,678,316	3,649,035	3,648,983

		326,416,868	326,538,795	364,896,675	364,729,332

Borrowing debts:
Call-money		1,760,042	1,760,042	1,534,611	1,534,611
Bills sold		10,706	10,696	9,032	9,019
Bonds sold under repurchase agreements		11,065,584	11,065,584	10,709,115	10,709,115
Borrowings		28,757,732	28,863,015	30,914,307	30,803,417

		41,594,064	41,699,337	43,167,065	43,056,162

Debts:
Borrowings in Korean won		64,083,920	64,842,258	69,288,982	69,081,140
Borrowings in foreign currency		11,050,474	11,262,332	10,860,381	11,076,757

		75,134,394	76,104,590	80,149,363	80,157,897

Other financial liabilities		34,129,626	34,136,128	29,880,879	29,872,186

	~~W~~	477,274,952	478,478,850	518,093,982	517,815,577

F-9
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

ii-3)
The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2020 and 2021 are as follows:

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
Deposit liabilities
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

F-9
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
	Level 1		Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	252,474	23,964,458	—	24,216,932
Loans measured at amortized cost
Retails		—	—	159,262,881	159,262,881
Corporations		—	—	198,053,452	198,053,452
Public and other funding loans		—	—	3,812,717	3,812,717
Loans between banks		—	2,387,533	1,452,193	3,839,726
Credit card		—	—	25,438,046	25,438,046

		—	2,387,533	388,019,289	390,406,822

Securities measured at amortized cost:
Government bonds		23,045,322	11,331,788	—	34,377,110
Financial institution bonds		698,105	2,779,729	—	3,477,834
Debentures		—	11,662,046	88,421	11,750,467

		23,743,427	25,773,563	88,421	49,605,411

Other financial assets		—	14,200,356	9,188,853	23,389,209

	~~W~~	23,995,901	66,325,910	397,296,563	487,618,374

Liabilities:
Deposit liabilities
Demand deposits	~~W~~	—	172,107,724	—	172,107,724
Time deposits		—	—	161,301,409	161,301,409
Certificate of deposit		—	—	16,606,894	16,606,894
Issued bill deposit		—	—	5,817,844	5,817,844
CMA deposits		—	5,246,478	—	5,246,478
Other		—	3,553,942	95,041	3,648,983

		—	180,908,144	183,821,188	364,729,332

Borrowing debts:
Call-money		—	1,534,611	—	1,534,611
Bills sold		—	—	9,019	9,019
Bonds sold under repurchase agreements		—	—	10,709,115	10,709,115
Borrowings		—	—	30,803,417	30,803,417

		—	1,534,611	41,521,551	43,056,162

Debts:
Borrowings in won		—	38,474,804	30,606,336	69,081,140
Borrowings in foreign currency		—	7,956,414	3,120,343	11,076,757

		—	46,431,218	33,726,679	80,157,897

Other financial liabilities		—	9,413,875	20,458,311	29,872,186

	~~W~~	—	238,287,848	279,527,729	517,815,577

F-9
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

ii-4)
Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2020 and 2021, are as follows:

	2020
	Fair value (*)		Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	29,957,444	DCF	Discount rate
Loans measured at amortized cost		2,187,270	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		26,172,786	DCF	Discount rate
Other financial assets		8,661,345	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Due from banks measured at amortized cost		869,919	DCF	Discount rate
Loans measured at amortized cost		356,631,939	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		80,451	DCF	Discount rate
Other financial assets		11,698,433	DCF	Discount rate

	~~W~~	436,259,587

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	156,266,212	DCF	Discount rate
Borrowings		1,768,542	DCF	Discount rate
Debt securities issued		43,684,992	DCF	Discount rate
Other financial liabilities		10,383,020	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		170,272,583	DCF	Discount rate
Borrowings		39,835,395	DCF	Discount rate
Debt securities issued		32,419,598	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		23,753,108	DCF	Discount rate

	~~W~~	478,383,450

F-9
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

(*)	Valuation techniques and inputs are not disclosed when the carrying value is a reasonable approximation of fair value

	2021
	Fair value (*)		Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	23,964,458	DCF	Discount rate
Loans measured at amortized cost		2,387,533	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		25,773,563	DCF	Discount rate
Other financial assets		14,200,356	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Loans measured at amortized cost		388,019,289	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		88,421	DCF	Discount rate
Other financial assets		9,188,853	DCF	Discount rate

	~~W~~	463,622,473

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	180,908,144	DCF	Discount rate
Borrowings		1,534,611	DCF	Discount rate
Debt securities issued		46,431,218	DCF	Discount rate
Other financial liabilities		9,413,875	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		183,821,188	DCF	Discount rate
Borrowings		41,521,551	DCF	Discount rate
Debt securities issued		33,726,679	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		20,458,311	DCF	Discount rate

	~~W~~	517,815,577

(*)	Valuation techniques and inputs are not disclosed when the carrying value is a reasonable approximation of fair value

F-9
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

iii) Changes in gains or losses on valuation at the transaction date for the years ended December 31, 2020 and 2021, are as follows:

	2020		2021
Beginning balance	~~W~~	(172,859)	(292,599)
New transactions		(347,030)	(206,897)
Recognized in profit for the year		227,290	338,971

Ending balance	~~W~~	(292,599)	(160,525)

(f)	Classification by categories of financial instruments
Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.
The carrying values of each category of financial assets and financial liabilities as of December 31, 2020 and 2021 is as follows:

	2020
	FVTPL		FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	33,410,542	—	33,410,542
Due from banks at fair value through profit or loss		63,112	—	—	—	63,112
Securities at fair value through profit or loss		57,011,490	—	—	—	57,011,490
Derivatives assets		5,157,412	—	—	476,503	5,633,915
Loans at fair value through profit or loss		2,016,801	—	—	—	2,016,801
Loans at amortized cost		—	—	356,221,519	—	356,221,519
Securities at fair value through other comprehensive income		—	58,316,112	—	—	58,316,112
Securities at amortized cost		—	—	47,282,623	—	47,282,623
Others		—	—	20,341,191	—	20,341,191

	~~W~~	64,248,815	58,316,112	457,255,875	476,503	580,297,305

F-9
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2020
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	326,416,868	—	326,416,868
Financial liabilities at fair value through profit or loss		1,436,694	—	—	—	1,436,694
Financial liabilities designated at FVTPL		—	8,455,724	—	—	8,455,724
Derivatives liabilities		4,680,064	—	—	336,503	5,016,567
Borrowings		—	—	41,594,064	—	41,594,064
Debt securities issued		—	—	75,134,394	—	75,134,394
Others		—	—	34,129,626	—	34,129,626

	~~W~~	6,116,758	8,455,724	477,274,952	336,503	492,183,937

	2021
	FVTPL		FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	28,453,404	—	28,453,404
Due from banks at fair value through profit or loss		34,262	—	—	—	34,262
Securities at fair value through profit or loss		60,686,153	—	—	—	60,686,153
Derivatives assets		3,574,126	—	—	225,063	3,799,189
Loans at fair value through profit or loss		1,683,344	—	—	—	1,683,344
Loans at amortized cost		—	—	389,137,156	—	389,137,156
Securities at fair value through other comprehensive income		—	64,838,323	—	—	64,838,323
Securities at amortized cost		—	—	49,930,076	—	49,930,076
Others		—	—	23,238,932	—	23,238,932

	~~W~~	65,977,885	64,838,323	490,759,568	225,063	621,800,839

F-9
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	364,896,675	—	364,896,675
Financial liabilities at fair value through profit or loss		1,369,225	—	—	—	1,369,225
Financial liabilities designated at FVTPL		—	8,023,870	—	—	8,023,870
Derivatives liabilities		3,207,755	—	—	378,809	3,586,564
Borrowings		—	—	43,167,065	—	43,167,065
Debt securities issued		—	—	80,149,363	—	80,149,363
Others		—	—	29,880,879	—	29,880,879

	~~W~~	4,576,980	8,023,870	518,093,982	378,809	531,073,641

(g)	Transfer of financial instruments
i) Transfers that do not qualify for derecognition
① Sale of repurchase bonds
Among the Group’s sale of repurchase bonds, followings are the details of financial instruments that do not qualify for derecognition because the Group sold under repurchase agreement at a fixed price as of December 31, 2020 and 2021:

	2020		2021
Transferred asset:
Securities at FVTPL	~~W~~	8,915,488	9,883,335
Securities at FVOCI		1,638,651	647,541
Securities at amortized cost		205,639	210,490

	~~W~~	10,759,778	10,741,366

Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	11,075,004	10,709,115
② Securities loaned
If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Therefore, the Group continues to recognize the entire securities loaned as it holds most of the risks and compensation of the securities.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

Securities loaned as of December 31, 2020 and 2021 are as follows:

	2020		2021	Borrowers
Government bonds	~~W~~	3,213,719	9,044,914	Korea Securities Finance Corp., Korea Securities Depository, etc
Financial institutions bonds		220,324	209,594	Korea Securities Finance Corp., Korea Securities Depository, etc
Equity securities		99,670	8,109	Korea Securities Finance Corp.,etc

	~~W~~ 3,533,713		9,262,617

③ Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group’s level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2020 and 2021, the carrying value of financial assets related to securitization transactions that have neither been transferred nor derecognized are
~~W~~
11,355,488 million and
~~W~~
11,529,634 million, respectively; the carrying values of related liabilities are
~~W~~
8,351,211 million and
~~W~~
8,284,109 million, respectively.
ii) Financial instruments qualified for derecognition and continued involvement
There are no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2020, and 2021.

F-
100

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2020 and 2021 are as follows:

	2020
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	5,361,225	—	5,361,225	4,448,496	314,328	12,129,369
Other financial instruments (*1)		18,033,663	6,502,695	11,530,968
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		13,694,305	—	13,694,305	13,185,633	—	508,672
Securities loaned (*2)		1,202,494	—	1,202,494	1,202,494	—	—
Domestic exchange settlement debit (*3)		29,911,693	25,785,507	4,126,186	116,290	—	4,009,896
Receivables from disposal of securities (*4)		29,341	3,140	26,201	—	—	26,201
Insurance receivables		8,374	—	8,374	5,526	—	2,848

	~~W~~	68,241,095	32,291,342	35,949,753	18,958,439	314,328	16,676,986

Liabilities:
Derivatives (*1)(*5)	~~W~~	13,153,952	—	13,153,952	5,490,974	1,000	18,500,005
Other financial instruments (*1)		17,340,722	6,502,695	10,838,027
Bonds purchased under repurchase agreements (*2)		11,065,584	—	11,065,584	10,260,684	—	804,900
Securities borrowed (*2)		897,129	—	897,129	897,129	—	—
Domestic exchange settlement pending (*3)		31,605,249	25,785,507	5,819,742	4,099,248	—	1,720,494
Payable from purchase of securities (*4)		3,148	3,140	8	8	—	—
Insurance payables		5,742	—	5,742	5,526	—	216

	~~W~~	74,071,526	32,291,342	41,780,184	20,753,569	1,000	21,025,615

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

F-
101

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

(*5)
As of December 31, 2020, the total amount of financial liabilities includes
~~W~~
 8,455,724 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of
~~W~~
 1,087,349 million are included in the related instruments not offset in the statement of financial position. The total amount of financial liabilities recognized as of December 31, 2020 is
~~W~~
693,017 million for transactions with the other party with collective offset contracts or similar arrangements.

F-10
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	3,821,253	—	3,821,253	9,509,183	409,487	1,775,888
Other financial instruments (*1)		7,873,305	—	7,873,305
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		12,749,800	—	12,749,800	12,618,359	—	131,441
Securities loaned (*2)		2,648,248	—	2,648,248	2,648,248	—	—
Domestic exchange settlement debit (*3)		44,872,022	38,171,649	6,700,373	—	—	6,700,373
Receivables from disposal of securities (*4)		7,082,779	3,477,874	3,604,905	2,668,065	—	936,840
Insurance receivables		70,087	—	70,087	45,849	—	24,238

	~~W~~	79,117,494	41,649,523	37,467,971	27,489,704	409,487	9,568,780

Liabilities:
Derivatives (*1)(*5)	~~W~~	11,434,081	—	11,434,081	10,093,812	1,000	8,120,313
Other financial instruments (*1)		6,781,044	—	6,781,044
Bonds purchased under repurchase agreements (*2)		10,709,115	—	10,709,115	10,492,779	—	216,336
Securities borrowed (*2)		787,767	—	787,767	787,767	—	—
Domestic exchange settlement pending (*3)		40,062,057	38,171,649	1,890,408	1,809,727	—	80,681
Payable from purchase of securities (*4)		7,036,630	3,477,874	3,558,756	2,668,767	—	889,989
Insurance payables		45,940	—	45,940	45,849	—	91

	~~W~~	76,856,634	41,649,523	35,207,111	25,898,701	1,000	9,307,410

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

F-10
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

(*5)
As of December 31, 2021, the total amount of financial liabilities includes
~~W~~
 8,023,870 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of
~~W~~
 717,841 million are included in the related instruments not offset in the statement of financial position. The total amount of financial liabilities recognized as of December 31, 2021 is
~~W~~
445,128 million for transactions with the other party with collective offset contracts or similar arrangements.

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
capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of December 31, 2021, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p),
D-SIB
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

F-10
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

The capital ratio of the Group based on Basel III is as of December 31, 2020 and 2021 are as follows:

	2020		2021
Capital :
Tier I common equity capital	~~W~~	32,461,864	35,469,554
Additional tier 1 capital		3,805,372	4,965,931

Tier I capital		36,267,236	40,435,485
Tier II capital		3,441,841	3,427,951

Total capital (A)	~~W~~	39,709,077	43,863,436

Total risk-weighted assets (B)	~~W~~	252,321,426	270,692,183
Capital adequacy ratio (A/B)		15.74%	16.20%
Tier I capital adequacy ratio		14.37%	14.94%
Common stock ratio		12.87%	13.10%

(*)	As of December 31, 2021, the Group has maintained an appropriate consolidated equity capital ratio according to the BIS equity capital regulation.

5.	Significant estimates and judgments
The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying values of assets and liabilities within the next financial year are discussed below.

(a)	Estimation of impairment of goodwill
The Group reviews the goodwill annually in accordance with the accounting policy in Note 3. The recoverable amount of the cash-generating unit (group) is determined based on the value-in-use
calculation. These calculations are based on estimates.

(b)	Income taxes
The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying value of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

F-10
5

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

6.	Investment in subsidiaries

(a)	The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2020 and 2021 is as follows:

	2020				2021
Investees (*1)(*2)	Asset balance		Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate)	~~W~~	35,483,914	10,426,817	25,057,097	36,815,893	10,410,517	26,405,376
Shinhan Bank		427,675,103	400,009,589	27,665,514	467,435,213	438,199,575	29,235,638
Shinhan Card Co., Ltd.		34,885,223	28,465,675	6,419,548	38,472,228	31,737,225	6,735,003
Shinhan Investment Corp.		46,632,433	42,258,341	4,374,092	44,446,803	39,421,314	5,025,489
Shinhan Life Insurance Co., Ltd. (*3)		36,777,496	34,232,052	2,545,444	70,535,556	65,382,992	5,152,564
Orange Life Insurance Co., Ltd. (*3)		33,813,587	30,574,073	3,239,514	—	—	—
Shinhan Capital Co., Ltd.		8,901,349	7,710,010	1,191,339	10,921,698	9,189,041	1,732,657
Jeju Bank		6,531,838	6,022,397	509,441	6,944,214	6,428,269	515,945
Shinhan Credit Information Co., Ltd.		27,806	10,826	16,980	31,377	12,334	19,043
Shinhan Alternative Investment Management Inc.		87,053	71,591	15,462	114,973	70,449	44,524
Shinhan Asset Management Co., Ltd.		191,127	20,530	170,597	242,760	40,181	202,579
SHC Management Co., Ltd.		9,644	—	9,644	9,636	—	9,636
Shinhan DS		95,150	70,916	24,234	92,591	52,804	39,787
Shinhan Savings Bank		1,842,231	1,635,433	206,798	2,644,942	2,413,176	231,766
Asia Trust Co., Ltd.		259,899	85,274	174,625	373,267	122,038	251,229
Shinhan AITAS Co., Ltd.		87,378	12,159	75,219	90,116	9,786	80,330
Shinhan REITs Management Co., Ltd.		52,555	8,582	43,973	63,026	10,584	52,442
Shinhan AI Co., Ltd.		42,903	1,890	41,013	44,031	2,563	41,468
Shinhan Venture Investment Co., Ltd.		72,550	12,697	59,853	98,914	23,331	75,583

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)
Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3)	Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. were merged on July 1, 2021. After the merger, the name is Shinhan Life Insurance Co., Ltd.

F-10
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Investment in subsidiaries (continued)

(b)	The summarized income information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2019, 2020 and 2021 is as follows:

	2019				2020			2021
Investees (*1)(*2)	Operating Income		Net Income (*3)	Comprehensive Income (*3)	Operating Income	Net Income (*3)	Comprehensive Income (*3)	Operating Income	Net Income (*3)	Comprehensive Income (*3)
Shinhan Financial Group (separate)	~~W~~	1,480,030	1,129,173	1,127,202	1,718,407	1,274,443	1,274,892	1,875,675	1,413,956	1,413,675
Shinhan Bank		23,145,476	2,329,268	2,527,665	25,049,392	2,078,232	1,911,575	23,540,347	2,494,894	2,396,829
Shinhan Card Co., Ltd.		3,892,257	509,032	486,114	4,091,178	606,554	599,451	4,359,627	676,297	710,090
Shinhan Investment Corp.		6,139,926	220,764	225,963	9,290,965	154,531	147,210	7,592,350	320,662	366,000
Shinhan Life Insurance Co., Ltd.		5,413,175	123,870	326,783	5,405,933	177,834	227,596	7,079,569	174,811	(162,161)
Orange Life Insurance Co., Ltd. (*4)		4,662,085	271,455	433,510	4,456,340	279,282	132,425	2,112,353	216,826	(96,157)
Shinhan Capital Co., Ltd.		455,246	126,050	123,032	626,455	160,583	162,134	783,890	274,855	275,760
Jeju Bank		239,732	27,934	30,519	214,615	17,521	16,557	204,543	18,446	11,739
Shinhan Credit Information Co., Ltd.		38,648	507	658	42,658	1,493	1,650	42,417	1,936	2,079
Shinhan Alternative Investment Management Inc.		32,401	2,144	2,144	17,219	3,433	3,433	28,010	9,163	9,163
Shinhan Asset Management Co., Ltd.		84,256	23,090	22,655	88,870	26,663	26,663	107,598	32,152	32,066
SHC Management Co., Ltd.		154	82	82	70	5	5	—	(7)	(7)
Shinhan DS		138,697	2,074	1,292	164,327	1,862	2,845	244,445	4,100	5,653
Shinhan Savings Bank		116,849	23,122	22,972	123,590	26,953	26,888	163,643	30,310	30,037
Asia Trust Co., Ltd.		54,920	18,098	18,128	102,816	45,791	45,765	144,971	76,455	76,604
Shinhan AITAS Co., Ltd.		51,823	10,821	10,821	58,599	13,020	12,954	53,005	9,816	9,816
Shinhan REITs Management Co., Ltd.		7,342	7,414	7,411	12,176	3,764	3,764	16,440	8,481	8,469
Shinhan AI Co., Ltd.		3,088	(654)	(654)	10,246	304	284	12,106	478	455
Shinhan Venture Investment Co., Ltd. (*5)		—	—	—	3,500	(1,146)	(1,015)	32,134	15,929	15,750

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)
Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3)	This amount includes non-controlling interests.
(*4)	For the Orange Life Insurance Co., Ltd., the amount is from the consolidated statements of operating revenue, net income and comprehensive income for six months before the merger date.
(*5)	For the acquired company, the amount is from the consolidated statements of comprehensive income for the period after the acquisition point.

F-10
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Investment in subsidiaries (continued)

(c)	Change in the scope of consolidation
i) Change in consolidated subsidiaries for the year ended December 31, 2020 are as follows:

	Company	Description
Included	Shinhan Venture Investment Co., Ltd.	Newly acquired subsidiary
Included	SBJDNX	Newly invested subsidiary
Included	Shinhan Financial Plus Co., Ltd	Newly invested subsidiary
Excluded	Shinhan Asia Ltd.	Liquidation

(*)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
ii) Change in consolidated subsidiaries for the year ended December 31, 2021 are as follows:

	Company	Description
Included	Shinhan Life Insurance Vietnam Co., Ltd.	Newly acquired subsidiary
Included	Shinhan CubeOn Co., Ltd.	Newly acquired subsidiary
Excluded	Orange Life Insurance Co., Ltd.	Extinguished due to merger with Shinhan Life Insurance Co., Ltd.

(*)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

7.	Operating segments

(a)	Segment information

The	general descriptions by operating segments as of December 31, 2021 are as follows:

Segment	Description
Banking	Credit to customers, lending to and receiving deposits from customers, and their accompanying work

Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and their accompanying work

Securities	Securities trading, consignment trading, underwriting and their accompanying work

Life insurance	Life insurance business and their accompanying work

Credit	Facility rental, new technology business financing, others and their accompanying work

Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining business

F-10
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

7.	Operating segments (continued)
(b)	The following tables provide information of income and expense for each operating segment for the years ended December 31, 2019, 2020 and 2021:

	2019
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,989,462	1,753,966	457,852	1,647,795	127,094	470	(238,675)	9,737,964
Net fees and commission income		950,389	403,259	351,303	167,324	11,160	261,084	(4,000)	2,140,519
Reversal of (provision for) allowance for credit loss		(389,004)	(566,415)	1,325	(797)	747	(25,777)	(771)	(980,692)
General and administrative expenses		(3,177,158)	(745,848)	(511,418)	(443,013)	(47,734)	(287,356)	77,853	(5,134,674)
Other income (expense), net		(211,882)	(33,204)	(59,006)	(786,103)	64,273	64,999	244,056	(716,867)
Operating income		3,161,807	811,758	240,056	585,206	155,540	13,420	78,463	5,046,250
Equity method income (loss)		(764)	—	18,163	(1,296)	11,886	379	24,919	53,287
Income tax expense		718,650	205,863	68,311	187,608	40,009	33,204	15,479	1,269,124

Profit for the year	~~W~~	2,256,652	609,582	220,764	395,325	126,050	(25,791)	59,802	3,642,384

Controlling interest	~~W~~	2,256,576	609,350	220,850	395,325	126,050	(25,791)	(178,863)	3,403,497
Non-controlling interests		76	232	(86)	—	—	—	238,665	238,887

	2020
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	6,037,632	1,755,039	517,044	1,608,953	158,817	7,805	(202,590)	9,882,700
Net fees and commission income		822,408	483,486	544,183	162,284	21,346	347,004	2,222	2,382,933
Reversal of (provision for) allowance for credit loss		(690,084)	(483,883)	(111,796)	(12,236)	(63,429)	(22,522)	1,771	(1,382,179)
General and administrative expenses		(3,237,641)	(698,796)	(565,485)	(463,439)	(58,494)	(314,097)	125,479	(5,212,473)
Other income (expense), net		(130,488)	(169,304)	(11,348)	(727,530)	120,735	140,138	36,552	(741,245)
Operating income		2,801,827	886,542	372,598	568,032	178,975	158,328	(36,566)	4,929,736
Equity method income (loss)		(811)	—	37,760	(1,244)	32,133	(2,489)	94,184	159,533
Income tax expense		673,972	251,357	48,464	156,698	49,211	44,883	31,210	1,255,795

Profit for the year	~~W~~	1,999,002	703,305	154,531	457,116	160,583	112,992	(89,453)	3,498,076

Controlling interest	~~W~~	1,998,563	703,204	154,772	457,116	160,583	112,992	(172,635)	3,414,595
Non-controlling interests		439	101	(241)	—	—	—	83,182	83,481

	2021
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	6,738,165	1,799,153	517,296	1,620,266	231,679	68,991	(206,225)	10,769,325
Net fees and commission income		818,426	634,716	601,793	170,781	28,812	415,212	5,257	2,674,997
Reversal of (provision for) allowance for credit loss		(364,291)	(442,668)	(80,134)	(21,760)	(34,064)	(35,421)	3,653	(974,685)
General and administrative expenses		(3,409,144)	(790,733)	(696,278)	(557,292)	(80,056)	(366,149)	156,564	(5,743,088)
Other income (expense), net		(305,508)	(179,695)	234,209	(660,416)	194,564	177,912	(235,519)	(774,453)
Operating income		3,477,648	1,020,773	576,886	551,579	340,935	260,545	(276,270)	5,952,096
Equity method income (loss)		25,401	(1,109)	65,341	(739)	29,644	16,201	23,861	158,600
Income tax expense		821,201	266,798	94,864	139,106	94,329	71,120	(16,382)	1,471,036

Profit for the year	~~W~~	2,417,880	771,757	320,662	391,637	274,855	205,880	(270,043)	4,112,628

Controlling interest	~~W~~	2,417,361	770,457	320,783	391,637	274,855	205,880	(361,719)	4,019,254
Non-controlling interests		519	1,300	(121)	—	—	—	91,676	93,374

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

7.	Operating segments (continued)

(c)	Interest gains and losses from segment external customers and cross-sector interest gains and losses for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	5,995,097	1,781,266	450,268	1,647,988	137,179	(34,018)	(239,816)	9,737,964
Internal transactions		(5,635)	(27,300)	7,584	(193)	(10,085)	34,488	1,141	—

	~~W~~	5,989,462	1,753,966	457,852	1,647,795	127,094	470	(238,675)	9,737,964

	2020
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	6,037,205	1,809,149	526,167	1,605,575	169,192	(54,902)	(209,686)	9,882,700
Internal transactions		427	(54,110)	(9,123)	3,378	(10,375)	62,707	7,096	—

	~~W~~	6,037,632	1,755,039	517,044	1,608,953	158,817	7,805	(202,590)	9,882,700

	2021
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	6,741,279	1,849,209	534,969	1,617,186	241,035	781	(215,134)	10,769,325
Internal transactions		(3,114)	(50,056)	(17,673)	3,080	(9,356)	68,210	8,909	—

	~~W~~	6,738,165	1,799,153	517,296	1,620,266	231,679	68,991	(206,225)	10,769,325

(*)	Consolidated adjustment to net interest income from external customers is from the securities and others which were measured in fair values as a part of business combination accounting.

(d)	The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2019, 2020 and 2021.

	2019
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	974,636	436,523	361,526	175,171	12,241	180,422	—	2,140,519
Internal transactions		(24,247)	(33,264)	(10,223)	(7,847)	(1,081)	80,662	(4,000)	—

	~~W~~	950,389	403,259	351,303	167,324	11,160	261,084	(4,000)	2,140,519

F-1
10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

7.	Operating segments (continued)

	2020
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	859,225	531,394	553,308	173,865	22,381	242,760	—	2,382,933
Internal transactions		(36,817)	(47,908)	(9,125)	(11,581)	(1,035)	104,244	2,222	—

	~~W~~	822,408	483,486	544,183	162,284	21,346	347,004	2,222	2,382,933

	2021
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	863,879	681,129	615,414	181,345	27,351	305,879	—	2,674,997
Internal transactions		(45,453)	(46,413)	(13,621)	(10,564)	1,461	109,333	5,257	—

	~~W~~	818,426	634,716	601,793	170,781	28,812	415,212	5,257	2,674,997

(e)	Financial information of geographical area
The following table provides information of income from external consumers by geographical area for the years ended December 31, 2019, 2020 and 2021.

	2019		2020	2021
Domestic	~~W~~	4,378,239	4,436,252	5,404,278
Overseas		668,011	493,484	547,818

	~~W~~	5,046,250	4,929,736	5,952,096

The following table provides information of
non-current
assets by geographical area as of December 31, 2020 and 2021.

	2020		2021
Domestic	~~W~~	9,734,468	10,029,650
Overseas		351,083	336,687

	~~W~~	10,085,551	10,366,337

(*)	Non-current assets comprise property and equipment, intangible assets and investment properties.

F-1
11

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

8.	Cash and due from banks at amortized cost

(a)	Cash and due from banks at amortized cost as of December 31, 2020 and 2021 are as follows:

	2020		2021
Cash and cash equivalents
Cash	~~W~~	1,782,301	4,194,831
Cash equivalents		22,979	26,560

	1,805,280		4,221,391

Deposits denominated in Korean won:
Reserve deposits		16,957,521	9,851,064
Time deposits		950,624	892,053
Other		3,953,337	2,701,873

		21,861,482	13,444,990

Deposits denominated in foreign currency:
Deposits		5,576,206	6,731,190
Time deposits		2,721,849	2,148,955
Other		1,455,732	1,924,601

		9,753,787	10,804,746

Allowance for credit losses		(10,007)	(17,723)

	~~W~~	33,410,542	28,453,404

(b)	Restricted due from banks at amortized cost as of December 31, 2020 and 2021 are as follows:

	2020		2021	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	16,957,521	9,851,064	Article 55 of the Bank of Korea Act
Other		2,390,761	1,174,670	Article 28 and 70 of the Bank of Korea Act, Article 74 of the Capital Markets and Financial Investment Business Act, etc.

		19,348,282	11,025,734

Deposits denominated in foreign currency		2,621,129	2,870,908	Articles of the Bank of Korea Act, New York State Banking Act, derivatives, etc.

	~~W~~	21,969,411	13,896,642

F-11
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

9.	Financial assets at fair value through profit or loss

(a)	Financial assets at fair value through profit or loss as of December 31, 2020 and 2021 are as follows:

	2020		2021
Debt instruments:
Governments	~~W~~	4,248,448	3,961,045
Financial institutions		13,997,922	13,449,550
Corporations		9,356,842	9,618,302
Stocks with put option		583,590	627,275
Equity investment with put option		1,860,195	2,625,297
Beneficiary certificates		12,451,709	13,386,212
Commercial papers		6,369,854	7,042,045
CMA		2,806,485	3,591,822
Others (*)		3,411,647	3,925,599

		55,086,692	58,227,147

Equity instruments:
Stocks		1,627,020	2,182,829
Equity investment		1,697	12,962
Others		107,742	179,524

		1,736,459	2,375,315

	~~W~~	56,823,151	60,602,462

Other:
Loans at FVTPL	~~W~~	2,016,801	1,683,344
Due from banks at fair value		63,112	34,262
Gold/silver deposits		188,339	83,691

	~~W~~	59,091,403	62,403,759

(*)	As of December 31, 2020 and 2021, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 1,907,210 million and ~~W~~ 2,080,626 million, respectively.

(b)	Financial assets to which overlay approach are applied in accordance with IFRS 9 ‘Financial Instruments’ and IFRS 4 ‘Insurance Contracts’ as of December 31, 2020 and 2021 are as follows:

	2020		2021
Due from banks at fair value through profit or loss	~~W~~	63,112	34,262
Securities at fair value through profit or loss		4,865,908	4,903,275

	~~W~~	4,929,020	4,937,537

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying IFRS 9 but would not have been measured at fair value through profit or loss in its entirety applying IAS 39; and it is not held in respect of an activity that is not associated with contracts within the scope of IFRS 4.

F-11
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

9.	Financial assets at fair value through profit or loss (continued)

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach as of and for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Profit or loss			Other comprehensive income (*)
	By IFRS 9		By IAS 39	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	123,808	(21,488)	145,301	(39,958)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		53,806	62,926	(9,120)	2,508
Net gain (loss) on foreign currency conversion of financial assets at fair value through profit or loss		74	—	74	(20)

	~~W~~	177,688	41,438	136,255	(37,470)

(*)	The amount of the policyholders equity adjustment for the reclassification of other comprehensive income is  ~~W~~  (8,487) million for the years ended December 31, 2020.

	2021
	Profit or loss			Other comprehensive income (*)
	By IFRS 9		By IAS 39	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	130,170	83,288	46,882	(12,893)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		(2,668)	87,217	(89,885)	24,719

	~~W~~	127,502	170,505	(43,003)	11,826

(*)	The amount of the policyholders equity adjustment for the reclassification of other comprehensive income is  ~~W~~  11,079 million for the years ended December 31, 2021.

F-11
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives
(a) The notional amounts of derivatives outstanding as of December 31, 2020 and 2021 are as follows:

	2020		2021
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	117,566,233	146,169,864
Currency swaps		33,562,251	36,548,884
Currency options		2,501,983	2,270,594

		153,630,467	184,989,342

Exchange traded:
Currency futures		1,102,534	641,104

		154,733,001	185,630,446

Interest rates related:
Over the counter:
Interest rate forwards and swaps		36,205,843	35,518,719
Interest rate options		324,238	258,460

		36,530,081	35,777,179

Exchange traded:
Interest rate futures		2,465,374	3,293,821
Interest rate options		—	54,890
Interest rate swaps (*)		68,475,400	72,898,275

		70,940,774	76,246,986

		107,470,855	112,024,165

Credit related:
Over the counter:
Credit swaps		4,536,626	4,737,329
Equity related:
Over the counter:
Equity swaps and forwards		2,628,661	2,073,995
Equity options		508,686	677,824

		3,137,347	2,751,819

Exchange traded:
Equity futures		1,638,126	1,678,070
Equity options		4,277,882	3,298,673

		5,916,008	4,976,743

		9,053,355	7,728,562

F-11
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2020		2021
Commodity related:
Over the counter:
Commodity swaps and forwards	~~W~~	537,351	789,930
Commodity options		—	11,500

		537,351	801,430

Exchange traded:
Commodity futures and options		263,460	158,550

		800,811	959,980

Hedge:
Currency forwards		1,281,945	1,279,598
Currency swaps		4,328,333	3,726,939
Interest rate forwards and swaps		7,844,392	8,695,960

		13,454,670	13,702,497

	~~W~~	290,049,318	324,782,979

(*)	The notional amounts of derivatives outstanding those will be settled in the ‘Central Counter Party (CCP)’ system.

(b)	Fair values of derivative instruments as of December 31, 2020 and 2021 are as follows:

	2020			2021
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	3,135,319	3,021,258	2,183,315	1,797,419
Currency swaps		1,145,619	979,022	651,292	748,302
Currency options		33,253	31,871	12,218	11,591

		4,314,191	4,032,151	2,846,825	2,557,312

Exchange traded:
Currency futures		90	186	12	210

		4,314,281	4,032,337	2,846,837	2,557,522

Interest rates related:
Over the counter:
Interest rate forwards and swaps		311,403	363,297	166,855	303,227
Interest rate options		2,148	2,217	3,748	611

		313,551	365,514	170,603	303,838

Exchange traded:
Interest rate futures		900	422	1,701	1,828
Interest rate options		—	—	83	—

		900	422	1,784	1,828

		314,451	365,936	172,387	305,666

F-11
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2020			2021
	Assets		Liabilities	Assets	Liabilities
Credit related:
Over the counter:
Credit swaps	~~W~~	273,578	29,682	493,829	65,103
Equity related:
Over the counter:
Equity swap and forwards		122,034	48,218	28,803	69,880
Equity options		2,750	9,840	3,884	8,671

		124,784	58,058	32,687	78,551

Exchange traded:
Equity futures		34,816	7,711	817	19,903
Equity options		77,973	153,461	6,324	167,237

		112,789	161,172	7,141	187,140

		237,573	219,230	39,828	265,691

Commodity related:
Over the counter:
Commodity swaps and forwards		5,949	32,693	18,557	3,149
Commodity options		—	—	—	8,406

		5,949	32,693	18,557	11,555

Exchange traded:
Commodity futures and options		11,580	186	2,688	2,218

		17,529	32,879	21,245	13,773

Hedge:
Currency forwards		91,747	10,507	106	46,139
Currency swaps		65,256	186,150	63,560	79,407
Interest rate forwards and swaps		319,500	139,846	161,397	253,263

		476,503	336,503	225,063	378,809

	~~W~~	5,633,915	5,016,567	3,799,189	3,586,564

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Foreign currency related
Over the counter
Currency forwards	~~W~~	174,340	(108,854)	268,310
Currency swaps		(24,827)	210,072	(201,500)
Currency options		4,056	4,979	2,007

		153,569	106,197	68,817

Exchange traded
Currency futures		—	(96)	(199)

		153,569	106,101	68,618

F-11
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2019		2020	2021
Interest rates related
Over the counter
Interest rate forwards and swaps	~~W~~	(75,349)	(73,926)	(142,703)
Interest rate options		(1,938)	(372)	792

		(77,287)	(74,298)	(141,911)

Exchange traded
Interest rate futures		1,008	4,236	(4)

		(76,279)	(70,062)	(141,915)

Credit related
Over the counter
Credit swaps		213,754	7,255	192,729
Equity related
Over the counter
Equity swap and forwards		46,770	(15,979)	(176,430)
Equity options		(841)	(2,082)	3,307

		45,929	(18,061)	(173,123)

Exchange traded
Equity futures		(2,275)	26,305	(19,408)
Equity options		58,721	196,288	32,555

		56,446	222,593	13,147

		102,375	204,532	(159,976)

Commodity related
Over the counter
Commodity swaps and forwards		3,191	(13,519)	(19,097)
Commodity options		29	—	(4,956)

		3,220	(13,519)	(24,053)

Exchange traded
Commodity futures		(7,759)	11,374	469

		(4,539)	(2,145)	(23,584)

Hedge		332,778	120,700	(203,563)

	~~W~~	721,658	366,381	(267,691)

(d)	Impact of hedge accounting on the consolidated financial statements

F-11
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

i)	Gains(losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Losses on fair value hedges (hedged items)		Gains on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate swaps (*1)	~~W~~	(228,266)	233,008	4,742
Foreign exchange risk (*1)		(21,336)	12,071	(9,265)

	~~W~~	(249,602)	245,079	(4,523)

	2021
	Gains on fair value hedges (hedged items)		Losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate swaps (*1)	~~W~~	273,219	(281,649)	(8,430)
Foreign exchange risk (*1)		26,547	(32,829)	(6,282)

	~~W~~	299,766	(314,478)	(14,712)

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets.
(*2)	Ineffective portion of hedge: the difference between hedging instruments and hedged items.

ii)
Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows:

	2020
	Gains (losses) on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	(3,220)	(343)	—
Foreign exchange risk (*1)		(16,693)	(6,539)	26,405
Discontinuation of cash flow hedges		(45)	—	45
Hedge of net investments:
Foreign exchange risk (*1)		44,049	(2,134)	—

	~~W~~	24,091	(9,016)	26,450

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2021
	Gains (losses) on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	15,492	(49,882)	—
Foreign exchange risk (*1)		14,439	(14,955)	24,464
Discontinuation of cash flow hedges		—	—	8,799
Hedge of net investments:
Foreign exchange risk (*1)		(74,525)	(2,094)	—

	~~W~~	(44,594)	(66,931)	33,263

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities, currency forwards assets / liabilities and borrowings.
(*2)	Ineffective portion of hedge: The difference between hedging instruments and hedged items.

(e)	Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity

i)	Purpose and strategy of risk avoidance
The Group transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Group. The Group applies the fair value hedge accounting for the changes in the market interest rates of the Korean won structured notes, foreign currency generated financial debentures, structured deposits in foreign currencies and foreign currency investment receivables; and cash flow hedge accounting for interest rate swaps and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, the Korean won bonds, foreign currency bonds, etc. In addition, in order to hedge the exchange rate risk of the net investment in overseas business, the Group applies the net investment hedge accounting for foreign operations using currency forward and non-derivative
financial instruments.

ii)	Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2020 and 2021 are as follows:

	2020
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	657,656	640,992	1,217,588	456,688	247,244	4,624,224	7,844,392
Average price condition (*1)		1.12%	0.88%	1.30%	0.98%	0.67%	0.38%	0.67%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		2,340,409	1,448,787	1,734,593	457,199	575,527	250,014	6,806,529
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1)	Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.
(*2)
The average exchange rates of net investment hedge instruments are USD/KRW 1,154.76, JPY/KRW 10.61, EUR/KRW 1,287.16, GBP/KRW 1,480.30, AUD/KRW 800.67, CAD/KRW 895.95, SGD/KRW 847.09, CNY/KRW 168.84, SEK/KRW 124.60

F-1
20

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2021
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	693,057	1,256,392	641,413	158,833	1,589,729	4,356,536	8,695,960
Average price condition (*1)		0.88%	1.21%	1.30%	1.00%	1.00%	0.66%	0.87%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		2,328,042	2,164,591	568,991	699,433	480,878	22,525	6,264,460
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1)	Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.
(*2)
The average exchange rates of net investment hedge instruments are USD/KRW 1,143.95, JPY/KRW 10.53, EUR/KRW 1,288.52, GBP/KRW 1,484.00, AUD/KRW 817.06, CAD/KRW 868.95, SGD/KRW 859.87, CNY/KRW 174.40, SEK/KRW 124.85

iii)	Effect of derivatives on statement financial position, statement of comprehensive income, statement of changes in equity

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

F-1
21

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2021
	Nominal amount		Carrying value of asset (*)	Carrying value of liabilities (*)	Changes in fair value in the period
Fair value hedges
Interest rate swap	~~W~~	7,079,468	156,710	236,758	(277,450)
Currency forward		176,369	—	4,995	(8,835)
Cash flow hedge
Interest rate swap		1,616,492	4,687	16,505	23,257
Currency swap		3,726,939	63,560	79,407	156,271
Currency forward		866,129	106	31,486	(63,659)
Hedge of net investments in foreign operations
Currency forward		237,100	—	9,658	(14,948)
Borrowings		1,257,923	—	1,256,241	(61,672)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forward assets and liabilities.

iv)	Effect of hedging items on statement financial position, statement of comprehensive income, statement of changes in equity

	2020
	Carrying value of asset (*)		Carrying value of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk Borrowings and others	~~W~~	143,496	6,750,929	6,563	193,452	(175,369)	—	—
Foreign exchange risk Securities in foreign currency		342,205	—	—	—	(26,927)	—	—
Cash flow hedge
Interest rate risk Debentures in won and debentures in foreign currency		617,463	1,674,460	—	—	2,296	60,659	—
Foreign exchange risk Debentures in foreign currency and loans in foreign currency		3,264,740	2,962,041	—	—	(58,557)	(32,001)	—
Hedge of net investments in foreign operations
Foreign exchange risk Net assets in foreign operation		—	—	—	—	44,049	—	(141,151)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

F-12
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2021
	Carrying value of asset (*)		Carrying value of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk Borrowings and others	~~W~~	704,942	6,370,330	6,207	(85,441)	274,005	—	—
Foreign exchange risk Securities in foreign currency		415,693	—	—	—	23,109	—	—
Cash flow hedge
Interest rate risk Debentures in won and debentures in foreign currency		607,062	1,714,303	—	—	22,432	67,553	—
Foreign exchange risk Debentures in foreign currency and loans in foreign currency		2,848,303	2,782,574	—	—	336,281	(19,296)	—
Hedge of net investments in foreign operations
Foreign exchange risk Net assets in foreign operation		—	—	—	—	74,525	—	(66,626)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

(f)	Hedge relationships affected by an interest rate index
The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate indicator reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform. The nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group’s reform of the interest rate index as of December 31, 2021 is as follows:

Interest rate index	Carrying value of hedged item, Assets		Carrying value of hedged item, Liabilities	Nominal amount of hedging instrument
KRW 3M CD (*1)	~~W~~	—	2,509,045	2,580,000
USD 1M LIBOR (*2)		—	241,192	241,842
USD 3M LIBOR(*1),(*2)		539,197	3,589,452	4,187,018
EURIBOR 1M		—	220,992	221,050
EURIBOR 3M		25,094	267,830	293,972

	~~W~~	564,291	6,828,511	7,523,882

(*1)	Include nominal amount of the hedging instrument related to the CMS(Constant Maturity Swap) calculated based on the CD and LIBOR rate.
(*2)	Exclude the nominal amount that will mature before the end of June 30, 2023, when LIBOR interest rate calculation is discontinued.

F-12
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

The USD LIBOR interest rate will be replaced by a Secured Overnight Financing Rate (SOFR) based on the actual transactions, and the EUR LIBOR interest rate will be replaced by an overnight unsecured rate, Euro Short-Term Rate (ESTER). From November 2021, the “Korea Overnight Financing Repo Rate (KOFR)” has been calculated and disclosed in line with global interest rate benchmark reform, and it is likely to be used as an alternative rate for CD rates. The Group has assumed that in this hedging relationship, the spread which has changed based on SOFR, ESTER and RFR would be similar to the spreads of interest rate swap and interest rate forward used as the hedging instrument. Besides this, the Group did not make assumptions on further changes of conditions.

11.	Securities at fair value through other comprehensive income and securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost as of December 31, 2020 and 2021 are as follows:

	2020		2021
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	19,370,393	25,687,070
Financial institutions bonds		20,053,716	19,702,292
Corporate bonds and others		17,985,324	18,417,557

		57,409,433	63,806,919

Equity securities (*):
Stocks		777,901	922,579
Equity investments		4,445	4,118
Others		124,333	104,707

		906,679	1,031,404

		58,316,112	64,838,323

Securities at amortized cost:
Debt securities:
Government bonds		31,816,320	34,679,301
Financial institutions bonds		3,835,577	3,423,536
Corporate bonds and others		11,630,726	11,827,239

		47,282,623	49,930,076

	~~W~~	105,598,735	114,768,399

(*)
Equity securities in the above table are classified as other comprehensive income—equity securities designated as fair value items, and other comprehensive income and fair value options are exercised for the purpose of holding as required by the policy.

F-12
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b)	Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Debt securities at fair value through other comprehensive income				Debt at amortized cost
	12-month expected credit loss		Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835
Transfer (from)to 12-month expected credit loss		30,233	(30,233)	—	—	—	—
Transfer (from)to life time expected credit loss		(83,132)	83,132	—	—	—	—
Net increase and decrease (*)		(1,138,803)	(24,858)	(1,163,661)	1,724,546	(23,272)	1,701,274

Ending balance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	—	47,293,109

	2021
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12-month expected credit loss		Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	—	47,293,109
Transfer (from)to 12-month expected credit loss		51,055	(51,055)	—	—	—	—
Transfer (from)to life time expected credit loss		(35,665)	35,665	—	(35,505)	35,505	—
Net increase and decrease (*)		6,496,445	(98,959)	6,397,486	2,653,129	785	2,653,914

Ending balance	~~W~~	63,654,133	152,786	63,806,919	49,910,733	36,290	49,947,023

(*)	Included the effects from changes in purchase, disposal, repayment, foreign exchange rate, amortization of fair value adjustments recognized through business combination accountings.

F-12
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c)	Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	27,581	655	28,236	9,759	11	9,770
Transfer (from)to 12-month expected credit loss		22	(22)	—	—	—	—
Transfer (from)to life time expected credit loss		(193)	193	—	—	—	—
Provision (reversal)		3,480	349	3,829	1,086	(11)	1,075
Disposal and others (*)		(8,397)	(497)	(8,894)	(359)	—	(359)

Ending balance	~~W~~	22,493	678	23,171	10,486	—	10,486

	2021
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	22,493	678	23,171	10,486	—	10,486
Transfer (from)to 12-month expected credit loss		33	(33)	—	—	—	—
Transfer (from)to life time expected credit loss		(63)	63	—	(216)	216	—
Provision (reversal)		19,722	(25)	19,697	5,065	240	5,305
Disposal and others (*)		(5,302)	(80)	(5,382)	1,149	7	1,156

Ending balance	~~W~~	36,883	603	37,486	16,484	463	16,947

(*)	Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

(d)	Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2020 and 2021 are as follows:

	2020		2021
Gain on disposal of securities at FVOCI	~~W~~	301,920	131,189
Loss on disposal of securities at FVOCI		(28,127)	(45,593)
Gain on disposal of securities at amortized cost (*)		42	24
Loss on disposal of securities at amortized cost (*)		(67)	(343)

	~~W~~	273,768	85,277

(*)	The issuers of those securities have exercised the early redemption options and the others.

F-12
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(e)	Income or loss on equity securities at fair value through other comprehensive income

i)
The Group recognizes dividends, amounting to
~~W~~
21,503 million and
~~W~~
24,216 million, related to equity securities at fair value through other comprehensive income for the years ended December 31, 2020 and 2021, respectively.

ii)	The details of disposal of equity securities at fair value through other comprehensive income for the years ended December 31, 2020 and 2021 are as follows:

	2020		2021
	Stocks acquired by investment conversion
Fair value at the date of disposal	~~W~~	69,969	84,624
Cumulative net gain at the time of disposal		(38,380)	(42,058)

(*)	The reason for the disposal is the disposal of stocks acquired by investment conversion.

12.	Loans at amortized cost, etc.

(a)	Loans at amortized cost for configuration by customer as of December 31, 2020 and 2021 are as follows:

	2020		2021
Retail loans	~~W~~	146,789,916	159,006,999
Corporate loans		179,011,251	199,465,807
Public and other loans		3,734,629	3,468,917
Loans between banks		5,492,400	3,849,565
Credit card receivables		23,759,422	25,999,576

		358,787,618	391,790,864

Discount		(21,948)	(30,001)
Deferred loan origination costs		516,815	543,361

		359,282,485	392,304,224
Less: Allowance for credit loss		(3,060,966)	(3,167,068)

	~~W~~	356,221,519	389,137,156

F-12
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

(b)	Changes in carrying value of loans at amortized cost, etc. as of December 31, 2020 and 2021 are as follows:

i)	Loans at amortized cost

	2020
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	126,586,551	7,870,908	415,892	135,591,673	24,661,662	1,001,587	19,419,606	4,124,576	444,235	5,167,393	629,468	16,263	325,929,814
Transfer (from) to 12 months expected credit losses		2,891,847	(2,885,809)	(6,038)	6,009,242	(6,006,226)	(3,016)	351,253	(350,651)	(602)	15,976	(15,976)	—	—
Transfer (from) to lifetime expected credit losses		(3,916,612)	3,944,714	(28,102)	(9,015,428)	9,027,416	(11,988)	(571,971)	572,291	(320)	(85,337)	85,337	—	—
Transfer (from) to credit- impaired financial assets		(189,681)	(157,637)	347,318	(195,863)	(441,969)	637,832	(114,388)	(191,777)	306,165	(3,964)	(37)	4,001	—
Net increase and decrease (*1)		13,457,675	(556,142)	81,131	20,679,401	(1,030,466)	15,944	(115,242)	(202,750)	290,907	3,311,105	(33,596)	2,402	35,900,369
Charge off (*2)		—	—	(254,723)	—	—	(317,514)	—	—	(572,008)	—	—	(2,531)	(1,146,776)
Disposal		(313,150)	(897)	(89,051)	(731,001)	—	(264,913)	—	—	—	—	—	(1,910)	(1,400,922)

Ending balance	~~W~~	138,516,630	8,215,137	466,427	152,338,024	26,210,417	1,057,932	18,969,258	3,951,689	468,377	8,405,173	665,196	18,225	359,282,485

(*1)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,436,407 million, which is written off as of December 31, 2020.

F-12
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

ii)	Due from banks at amortized cost and other financial assets

	2020
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	43,245,002	106,517	45,965	43,397,484
Transfer (from) to 12 month expected credit losses		15,157	(15,123)	(34)	—
Transfer (from) to lifetime expected credit losses		(25,839)	25,848	(9)	—
Transfer (from) to credit- impaired financial assets		(1,628)	(7,342)	8,970	—
Net increase and decrease (*)		8,633,124	(10,001)	30,490	8,653,613
Charge off		—	—	(26,814)	(26,814)
Disposal		—	—	(910)	(910)
Business combination(Note 47)		15,982	—	—	15,982

Ending balance	~~W~~	51,881,798	99,899	57,658	52,039,355

(*)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)
i) Loans at amortized cost

	2021
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	138,516,630	8,215,137	466,427	152,338,024	26,210,417	1,057,932	18,969,258	3,951,689	468,377	8,405,173	665,196	18,225	359,282,485
Transfer (from) to 12 months expected credit losses		3,200,712	(3,192,315)	(8,397)	6,566,663	(6,494,160)	(72,503)	390,658	(390,593)	(65)	43,343	(43,343)	—	—
Transfer (from) to lifetime expected credit losses		(3,482,541)	3,516,278	(33,737)	(9,636,590)	9,659,114	(22,524)	(674,961)	675,063	(102)	(94,270)	94,272	(2)	—
Transfer (from) to credit- impaired financial assets		(194,192)	(134,008)	328,200	(230,972)	(322,361)	553,333	(110,704)	(158,036)	268,740	(896)	(2)	898	—
Net increase and decrease (*1)		12,821,174	(255,318)	38,153	20,922,205	(222,364)	(146,801)	2,772,167	88,680	287,576	(1,810,906)	(47,466)	(108)	34,446,992
Charge off (*2)		—	—	(279,789)	—	—	(299,661)	—	—	(566,944)	—	—	(1,218)	(1,147,612)
Disposal		—	(724)	(53,241)	(84,433)	(180)	(139,019)	—	—	—	—	—	(44)	(277,641)

Ending balance	~~W~~	150,861,783	8,149,050	457,616	169,874,897	28,830,466	930,757	21,346,418	4,166,803	457,582	6,542,444	668,657	17,751	392,304,224

(*1)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,613,730 million, which is written off as of December 31, 2021.

F-1
30

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)
ii) Due from banks at amortized cost and other financial assets

	2021
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	51,881,798	99,899	57,658	52,039,355
Transfer (from) to 12 month expected credit losses		13,111	(13,079)	(32)	—
Transfer (from) to lifetime expected credit losses		(29,026)	29,048	(22)	—
Transfer (from) to credit- impaired financial assets		(1,049)	(11,797)	12,846	—
Net increase and decrease (*)		(4,315,675)	580	37,428	(4,277,667)
Charge off		—	—	(27,929)	(27,929)
Disposal		—	(1)	(855)	(856)

Ending balance	~~W~~	47,549,159	104,650	79,094	47,732,903

(*)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

F-1
31

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

(c)	Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2020 and 2021 are as follows:

i)	Loans at amortized cost

	2020
	Retail				Corporate			Credit cards			Others
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	133,412	91,025	169,038	419,752	531,286	469,207	173,884	365,248	314,850	7,501	7,481	2,151	2,684,835
Transfer (from) to 12 months expected credit losses		20,082	(19,487)	(595)	67,590	(66,777)	(813)	22,148	(21,591)	(557)	164	(164)	—	—
Transfer (from) to lifetime expected credit losses		(9,077)	18,772	(9,695)	(49,727)	55,512	(5,785)	(11,568)	11,834	(266)	(242)	242	—	—
Transfer (from) to credit- impaired financial assets		(3,247)	(9,010)	12,257	(1,590)	(52,383)	53,973	(901)	(2,041)	2,942	(13)	(9)	22	—
Provision (reversal)		5,253	(5,319)	199,765	149,400	211,341	265,557	103,793	210,592	137,254	4,188	2,048	6,823	1,290,695
Charge off		—	—	(254,723)	—	—	(317,514)	—	—	(572,008)	—	—	(2,531)	(1,146,776)
Amortization of discount		—	—	(5,630)	—	—	(15,151)	—	—	(7,807)	—	—	—	(28,588)
Disposal		(343)	(8)	(18,605)	(726)	—	(24,473)	—	—	—	—	—	(182)	(44,337)
Collection		—	—	85,819	—	—	63,822	—	—	200,234	—	—	134	350,009
Others (*)		2,954	10,075	20,809	(16,085)	(13,896)	(7,579)	(83,448)	(189,589)	232,048	(164)	3	—	(44,872)

Ending balance	~~W~~	149,034	86,048	198,440	568,614	665,083	481,244	203,908	374,453	306,690	11,434	9,601	6,417	3,060,966

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate.

F-13
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

ii)	Due from banks at amortized cost and other financial assets

	2020
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	33,987	7,272	37,590	78,849
Transfer (from) to 12 months expected credit losses		286	(273)	(13)	—
Transfer (from) to lifetime expected credit losses		(259)	264	(5)	—
Transfer (from) to credit- impaired financial assets		(256)	(1,492)	1,748	—
Provision (reversal)		(2,143)	2,650	33,278	33,785
Charge off		—	—	(26,814)	(26,814)
Disposal		(2)	—	(32)	(34)
Collection		—	—	2,166	2,166
Others (*2)		4,078	(140)	1,012	4,950

Ending balance	~~W~~	35,691	8,281	48,930	92,902

(*1)	It includes allowances for expected credit losses of deposits at amortized cost and other financial assets.
(*2)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate.

F-13
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

i)	Loans at amortized cost

	2021
	Retail				Corporate			Credit cards			Others
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	149,034	86,048	198,440	568,614	665,083	481,244	203,908	374,453	306,690	11,434	9,601	6,417	3,060,966
Transfer (from) to 12 months expected credit losses		20,528	(19,794)	(734)	85,187	(79,571)	(5,616)	26,178	(26,149)	(29)	200	(200)	—	—
Transfer (from) to lifetime expected credit losses		(9,078)	21,383	(12,305)	(55,055)	63,834	(8,779)	(14,471)	14,548	(77)	(359)	359	—	—
Transfer (from) to credit- impaired financial assets		(3,203)	(7,112)	10,315	(1,830)	(48,468)	50,298	(1,003)	(1,503)	2,506	(7)	—	7	—
Provision (reversal)		10,812	(1,321)	154,260	(68,403)	135,401	263,327	75,981	202,000	137,456	(1,342)	(503)	(598)	907,070
Charge off		—	—	(279,789)	—	—	(299,661)	—	—	(566,944)	—	—	(1,218)	(1,147,612)
Amortization of discount		—	—	(4,651)	—	—	(12,894)	—	—	7,973	—	—	—	(9,572)
Disposal		—	(1)	(13,617)	(6)	—	(14,528)	—	—	—	—	—	(1)	(28,153)
Collection		—	—	103,316	—	—	76,245	—	—	207,631	—	—	887	388,079
Others (*)		5,912	11,209	34,571	1,793	5,973	(9,310)	(85,882)	(162,272)	194,026	269	1	—	(3,710)

Ending balance	~~W~~	174,005	90,412	189,806	530,300	742,252	520,326	204,711	401,077	289,232	10,195	9,258	5,494	3,167,068

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate.

F-13
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

ii)	Due from banks at amortized cost and other financial assets

	2021
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	35,691	8,281	48,930	92,902
Transfer (from) to 12 months expected credit losses		241	(230)	(11)	—
Transfer (from) to lifetime expected credit losses		(284)	288	(4)	—
Transfer (from) to credit- impaired financial assets		(290)	(2,012)	2,302	—
Provision (reversal)		8,555	1,426	42,181	52,162
Charge off		—	—	(27,929)	(27,929)
Disposal		—	—	(40)	(40)
Collection		—	—	2,357	2,357
Others (*2)		139,995	255	2,257	142,507

Ending balance	~~W~~	183,908	8,008	70,043	261,959

(*1)	It includes allowances for expected credit losses of deposits at amortized cost and other financial assets.
(*2)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate.

(d)	Changes in deferred loan origination costs for the years ended December 31, 2020 and 2021 are as follows:

	2020		2021
Beginning balance	~~W~~	534,530	516,815
Loan origination		257,034	255,482
Amortization, etc.		(274,749)	(228,936)

Ending balance	~~W~~	516,815	543,361

13.	Property and equipment

(a)	Details of property and equipment as of December 31, 2020 and 2021 are as follows:

	2020
	Acquisition cost		Accumulated depreciation	Carrying value
Land	~~W~~	2,219,227	—	2,219,227
Buildings		1,230,187	(419,426)	810,761
Right-of-use assets		1,016,183	(425,766)	590,417
Other assets		2,197,485	(1,828,193)	369,292

	~~W~~	6,663,082	(2,673,385)	3,989,697

F-13
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Property and equipment (continued)

	2021
	Acquisition cost		Accumulated depreciation	Accumulated Impairment	Carrying value
Land	~~W~~	2,173,134	—	—	2,173,134
Buildings		1,210,401	(446,321)	(7,594)	756,486
Right-of-use assets		1,229,169	(621,042)	—	608,127
Other assets		2,294,740	(1,786,323)	—	508,417

	~~W~~ 6,907,444		(2,853,686)	(7,594)	4,046,164

(b)	Changes in property and equipment for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Land		Buildings	Right-of-use assets	Others	Total
Beginning balance	~~W~~	1,815,112	790,449	1,112,796	364,971	4,083,328
Acquisition (*1)		78,066	56,828	305,958	140,958	581,810
Disposal		(92,683)	(46,897)	(24,173)	(2,398)	(166,151)
Depreciation		—	(56,041)	(286,028)	(133,437)	(475,506)
Amounts transferred from(to) investment property		55,316	(51,252)	—	—	4,064
Amounts transferred from(to) intangible assets		—	—	—	3,738	3,738
Amounts transferred from(to) non-current assets held for sale (*2)		(31,622)	(11)	—	—	(31,633)
Amounts transferred from(to) right-of-use assets		395,346	118,091	(513,437)	—	—
Others		—	—	—	(2,235)	(2,235)
Effects of foreign currency adjustments		(308)	(406)	(5,380)	(2,459)	(8,553)
Business combination (Note 47)		—	—	681	154	835

Ending balance	~~W~~	2,219,227	810,761	590,417	369,292	3,989,697

(*1)	~~W~~ 56,575 million transferred from assets-under-construction is included.
(*2)	Includes buildings, land, etc.

F-13
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Property and equipment (continued)

	2021
	Land		Buildings	Right-of-use assets	Others	Total
Beginning balance	~~W~~	2,219,227	810,761	590,417	369,292	3,989,697
Acquisition (*1)		513	32,777	316,925	289,614	639,829
Disposal		(709)	(1,378)	(26,930)	(5,086)	(34,103)
Depreciation (*2)		—	(49,646)	(289,585)	(154,104)	(493,335)
Impairment		—	(7,594)	—	—	(7,594)
Amounts transferred from(to) investment property		(46,046)	(27,727)	—	—	(73,773)
Amounts transferred from(to) intangible assets		—	—	—	3,676	3,676
Amounts transferred from(to) non-current assets held for sale (*3)		(169)	(853)	—	—	(1,022)
Effects of foreign currency adjustments		318	146	17,300	5,025	22,789

Ending balance	~~W~~	2,173,134	756,486	608,127	508,417	4,046,164

(*1)	~~W~~ 18,748 million transferred from assets-under-construction is included.
(*2)	Included in general administrative expense and other operating income(loss) of the consolidated statements of comprehensive income.
(*3)	Includes buildings, land, etc.

(c)	Insured assets and liability insurance as of December 31, 2021 are as follows:

	December 31, 2021
Type of insurance	Insured assets and objects	Amount covered	Insurance company

Comprehensive insurance for financial institutions	Cash(including ATM)	25,500	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Collateral	1,920,218	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	26,164	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability of executives	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for employee accident	Employee	79,798	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	79,755	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance etc.	33,478	Samsung Fire & Marine Insurance Co., Ltd., etc.

(*)	Aside from the insurance mentioned above, the Group has entered into car insurance, medical insurance, and property insurance.

F-13
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

14.	Intangible assets

(a)	Details of intangible assets as of December 31, 2020 and 2021 are as follows:

	2020		2021
Goodwill	~~W~~	4,689,792	4,670,134
Software		144,535	192,582
Development cost		183,592	229,148
Others		462,700	552,918

	~~W~~ 5,480,619		5,644,782

(b)	Changes in intangible assets for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	4,690,049	129,235	144,100	595,330	5,558,714
Acquisition		—	64,195	105,101	64,079	233,375
Disposal and Write-off		—	(1)	(75)	(26,785)	(26,861)
Amounts transferred from(to) property and equipment		—	1,415	(7,820)	2,667	(3,738)
Impairment (*1)(*2)		(14,235)	—	—	(27,075)	(41,310)
Amortization (*3)		—	(49,159)	(57,690)	(145,756)	(252,605)
Effects of changes in foreign exchange rate		—	(1,150)	(24)	(222)	(1,396)
Business combination (Note 47)		13,978	—	—	462	14,440

Ending balance	~~W~~	4,689,792	144,535	183,592	462,700	5,480,619

(*1)
The number of customer contacts decreased due to the decrease in the base interest rate in Indonesia in 2020 and the impact of
COVID-19.
Therefore, reclaimable amount decreased due to reduced loan and increased provisioning by corporate borrowers. PT Bank Shinhan Indonesia’s CGUs can recover
~~W~~
409,968 million. The carrying value exceeding the recoverable amount of PT Bank Shinhan Indonesia’s CGUs is
~~W~~
14,379 million. The Group recognized as impairment losses of
~~W~~
14,235 million based on the 99% stake the Group owns.

(*2)
The Group reviewed the recoverable value of intangible assets related to the rights to be the depository bank of local governments due to the performance below forecast and future prospects. For the year ended December 31, 2020, the impairment loss amounted to
~~W~~
27,133 million. The impairment loss is included in the
non-operating
expenses in the consolidated statement of comprehensive income.

(*3)	Included in general administrative expense and other operating income (expense) of the consolidated statements of comprehensive income.

F-13
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

14.	Intangible assets (continued)

	2021
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	4,689,792	144,535	183,592	462,700	5,480,619
Acquisition		—	103,929	127,993	225,228	457,150
Disposal and Write-off		—	(2,341)	(719)	(5,349)	(8,409)
Amounts transferred from(to) property and equipment		—	—	(3,676)	—	(3,676)
Impairment (*1)		(33,509)	—	(270)	(765)	(34,544)
Amortization (*2)		—	(55,531)	(77,734)	(129,615)	(262,880)
Effects of changes in foreign exchange rate		—	1,990	(38)	719	2,671
Business combination (Note 47)		13,851	—	—	—	13,851

Ending balance	~~W~~	4,670,134	192,582	229,148	552,918	5,644,782

(*1)
Goodwill impairment has occurred at Shinhan Bank Indonesia within the banking sector and PT Shinhan Sekuritas Indonesia within the securities sector among the cash-generating units. After the impairment test for goodwill of Shinhan Bank Indonesia, among the carrying value exceeding recoverable amount of cash-generating unit, which is
~~W~~
32,396 million, the Group has recognized
~~W~~
32,072 million as an impairment of goodwill which is 99% of the Group’s total stake. After the impairment test for goodwill of PT Shinhan Sekuritas Indonesia, among the carrying value exceeding recoverable amount of cash-generating unit, which is
~~W~~
2,595 million, the Group has recognized
~~W~~
2,569 million as an impairment of goodwill which is 99% of the Group’s total stake. This has occurred as a result of the persistent low-interest
rate in Indonesia, the impact of
COVID-19,
and the decrease in the recoverable amount due to increased provisions of corporate borrowers. For the year ended December 31, 2021, the decrease in the asset’s recoverable amount in comparison to the previous year is
~~W~~
56,587 million and
~~W~~
8,715 million, respectively. The amount of goodwill impairment recognized is included in the non-operating
expenses of the consolidated statement of comprehensive income.

(*2)	Included in general administrative expense and other operating income (expense) of the consolidated statements of comprehensive income.

(c)	Goodwill

i)	Goodwill allocated in the Group’s CGUs as of December 31, 2020 and 2021 is as follows:

	2020		2021
Banking	~~W~~	795,823	764,883
Credit card		2,880,383	2,880,383
Securities		7,904	5,335
Life insurance		839,947	853,798
Others		165,735	165,735

	~~W~~	4,689,792	4,670,134

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

14.	Intangible assets (continued)

ii)	Changes in goodwill for the years ended December 31, 2020 and 2021 are as follows:

	2020		2021
Beginning balance	~~W~~	4,690,049	4,689,792
Acquisitions through business combinations (*1)(*2)		13,978	13,851
Impairment losses		(14,235)	(33,509)

Ending balance	~~W~~	4,689,792	4,670,134

(*1)	It is the goodwill recognized by Shinhan Financial Plus, a subsidiary acquired in the period, from a business transfer for the GF division and IMGA division of Leaders Financial Marketing (Note 47).
(*2)	It is the goodwill recognized by the Group as it newly acquired the Shinhan Venture Investment Co., Ltd. for the year ended December 31, 2020 (Note 47).

iii)	Goodwill impairment test

The	recoverable amounts of each CGU are evaluated based on their respective value in use.

•	Explanation on evaluation method
The income approach is applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

•	Projection period
When evaluating the value in use, 4.5 years~5.5 years of cash flow estimates are used in projection and the value thereafter is reflected as terminal value. 99 years of cash flow estimates for Shinhan Life Insurance Co., Ltd. is applied and the present value of the future cash flows thereafter is not applied as it is not significant.

•	Discount rates and terminal growth rates
The required rates of return expected by shareholders are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). In addition, terminal growth rate is estimated based on inflation rate.
Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rate(%)	Terminal growth rate(%)
Banking	9.7~12.1	1.0~2.0
Credit card	9.3~11.8	1.0~2.0
Securities	11.6~12.6	2.0
Life insurance	7.5~12.7	—
Others	10.8~14.9	1.0

F-1
40

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statement
s
(In millions of won)

14.	Intangible assets (continued)

iv)	Key assumptions
Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2021	2022	2023	2024	2025	2026
CPI growth(%)	2.2	1.7	1.4	1.7	1.5	1.5
Private consumption growth(%)	3.1	2.6	2.5	2.7	2.6	2.6
Real GDP growth(%)	3.8	2.7	2.5	3.0	2.8	2.8
Key assumptions used in the discounted cash flow calculations of life insurance (Shinhan life insurance) components are as follows:

Key assumptions
Rate of return on investment(%)	3.1
Risk-based capital ratio(%)	150.0

v)	Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	~~W~~	51,932,888
Total carrying value (*1)		45,482,263

	~~W~~	6,450,625

(*1)	It is the carrying value after reflecting the impairment loss in the banking and securities sector.

15.	Investments in associates

(a)	Investments in associates as of December 31, 2020 and 2021 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2020	2021
BNP Paribas Cardif Life Insurance (*1)(*2)	Korea	September 30	14.99	14.99
Songrim Partners (*3)(*4)	Korea	December 31	35.34	35.34
Partners 4th Growth Investment Fund (*1)	Korea	September 30	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	Korea	September 30	30.00	30.00
Daekwang Semiconductor Co., Ltd. (*7)	Korea	—	20.94	—
Shinhan-Neoplux Energy Newbiz Fund (*5)	Korea	December 31	31.66	31.66
Shinhan-Albatross tech investment Fund (*5)	Korea	December 31	49.97	50.00
VOGO Debt Strategy Qualified IV Private	Korea	December 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund (*6)	Korea	December 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	December 31	24.00	24.00

F-1
41

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2020	2021
Shinhan Praxis K-Growth Global Private Equity Fund (*9)	Korea	December 31	18.87	18.87
Credian Healthcare Private Equity Fund II (*7)	Korea	—	34.07	—
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	December 31	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	Korea	December 31	21.28	21.28
Shinhan Global Healthcare Fund 1 (*9)	Korea	December 31	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7 (*7)	Korea	—	33.33	—
KB NA Hickory Private Special Asset Fund	Korea	December 31	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	December 31	44.02	44.02
BNP Paribas Cardif General Insurance (*9)	Korea	December 31	7.46	5.46
Hermes Private Investment Equity Fund	Korea	December 31	29.17	29.17
Shinhan-Nvestor Liquidity Solution Fund	Korea	December 31	24.92	24.92
Shinhan AIM FoF Fund 1a	Korea	December 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	December 31	25.00	25.00
Partner One Value up I Private Equity Fund	Korea	December 31	27.91	27.91
Genesis No.1 Private Equity Fund	Korea	December 31	22.80	22.80
Korea Omega Project Fund III	Korea	December 31	23.53	23.53
Soo Delivery Platform Growth Fund	Korea	December 31	30.00	30.00
Genesis North America Power Company No.1 PEF	Korea	December 31	39.96	40.03
Hyungje art printing (*12)	Korea	—	31.54	—
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	23.33	23.33
Korea Finance Security (*1),(*9)	Korea	September 30	14.91	14.91
Multimedia Tech Co.Ltd. (*12)	Korea	—	21.06	—
MIEL CO.,LTD. (*3),(*4)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	December 31	35.73	35.73
DB Epic Convertiblebond Private Trust No.2 (*7)	Korea	—	50.98	—
E&Healthcare Investment Fund No.6	Korea	December 31	21.05	21.05
One Shinhan Global Fund 1 (*5)	Korea	December 31	19.96	20.56
Kiwoom-Shinhan Innovation Fund I (*6)	Korea	December 31	50.00	50.00
Daishin-K&T New Technology Investment Fund	Korea	December 31	31.25	31.25
Midas Asset Global CRE Debt Private Fund No.6	Korea	December 31	41.16	41.16
Richmond Private Investment Trust No.82 (*7)	Korea	—	60.00	—
Tiger Alternative Real Estate Professional Private5 (*7)	Korea	—	48.71	—
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	December 31	42.92	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	December 31	30.00	30.00
Jarvis Memorial Private Investment Trust 1 (*6)	Korea	December 31	99.01	99.01

F-14
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2020	2021
Mastern Private Private Investment Trust 68 (*7)	Korea	—	53.76	—
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*8)	Korea	December 31	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	December 31	32.06	32.06
IGIS Private Real Estate Investment Trust 286 (*7)	Korea	—	41.44	—
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	December 31	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	December 31	21.27	21.27
Hana Semiconductor New Technology Fund (*7)	Korea	—	24.30	—
J&Magnet Startup Venture Specialized Private Equity Fund (*7)	Korea	—	24.39	—
Cape IT Fund No.3	Korea	December 31	32.89	32.89
FuturePlay-Shinhan TechInnovation Fund 1 (*6)	Korea	December 31	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	December 31	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	December 31	21.64	21.64
Korea Credit Bureau (*1),(*9)	Korea	September 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1),(*9)	Korea	September 30	1.04	1.04
SBC PFV Co., Ltd. (*1),(*10)	Korea	September 30	25.00	25.00
NH-amundi global infra private fund 16	Korea	December 31	50.00	50.00
IMM Global Private Equity Fund	Korea	December 31	33.00	33.00
HANA Alternative Estate Professional Private122 (*8)	Korea	December 31	75.19	74.02
Hanwha-Incus Plus New Technology Fund No.1 (*7)	Korea	—	42.64	—
SH Corporate Professional Investment Type Private Security Investment Trust No.7	Korea	December 31	45.96	45.96
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*11)	Korea	December 31	72.39	72.50
PSA EMP Private Equity Fund (*7)	Korea	—	28.99	—
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*8)	Korea	December 31	52.28	52.28
BRAIN DO PROFESSIONALE PRIVATE No. 27	Korea	December 31	29.13	29.13
UI Venture Fund 7th (*7)	Korea	—	24.39	—
Sparklabs-Shinhan Opportunity Fund 1	Korea	December 31	49.50	49.50
BNW Tech-Innovation Private Equity Fund	Korea	December 31	29.85	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	December 31	40.86	40.86
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust (*7)	Korea	—	31.58	—
WWG Global Real Estate Investment Trust no.4	Korea	December 31	29.55	29.55
Goduck Gangil10 PFV Co., Ltd (*1),(*9)	Korea	September 30	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*8)	Korea	December 31	78.26	78.26
IGIS PRIVATE REAL ESTATE TRUST NO.331 (*7)	Korea	—	30.77	—
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	December 31	28.70	28.70
Shinhan Healthcare Fund 2 (*9)	Korea	December 31	13.68	13.68
Pebblestone CGV Private Real Estate Trust No.1	Korea	December 31	48.53	48.53

F-14
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2020	2021
SH Corporate Professional Investment Type Private Security Investment Trust No.45	Korea	December 31	—	43.65
Shinhan AIM Real Estate Fund No.2	Korea	December 31	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	December 31	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*8)	Korea	December 31	71.43	71.43
SH Japan Photovoltaic Private Special Asset Investment Trust No.1 (*7)	Korea	—	30.00	—
Korea Omega-Shinhan Project Fund I (*6)	Korea	December 31	50.00	50.00
ST-Bonanja Food tech	Korea	December 31	38.83	38.83
New Green Shinhan Mezzanine Fund (*7)	Korea	—	39.22	—
KORAMKO-Daum Professional Private Investment Trust No.12 (*7)	Korea	—	33.33	—
Samsung SRA Real Estate Professional Private 45	Korea	December 31	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	December 31	28.98	28.98
VS Cornerstone Fund	Korea	December 31	41.18	41.18
Aone Mezzanine Opportunity Professional Private (*8)	Korea	December 31	66.12	66.09
KiwoomUnicorn3 New Technology Business Investment Fund (*7)	Korea	—	21.28	—
Multi Asset The United States Thortons Professional Private1 (*7)	Korea	—	25.00	—
Kiwoom Milestone US Real Estate Professional Private20 (*7)	Korea	—	75.27	—
NH-Amundi US Infrastructure Private Fund2	Korea	December 31	25.91	25.91
KB Distribution Private Real Estate1 (*8)	Korea	December 31	62.00	62.00
SH Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust (*7)	Korea	—	28.93	—
SH Japan Photovoltaic Private Special Asset Investment Trust No.2	Korea	December 31	30.00	30.00
Kakao-Shinhan 1st TNYT Fund	Korea	December 31	48.62	48.62
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Korea	December 31	20.02	20.00
Pacific Private Placement Real Estate Fund No.40	Korea	December 31	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	December 31	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29 (*8)	Korea	December 31	70.14	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	December 31	32.57	32.57
IGIS 372 Real Estate Professional Private (*7)	Korea	—	28.39	—
EDNCENTRAL Co.,Ltd. (*9)	Korea	December 31	19.87	19.87

F-14
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statement
s
(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2020	2021
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund (*7)	Korea	—	19.00	—
Future-Creation Neoplux Venture Capital Fund (*5)	Korea	December 31	16.25	16.25
Gyeonggi-Neoplux Superman Fund (*5)	Korea	December 31	21.76	21.76
NewWave 6th Fund (*5)	Korea	December 31	30.00	30.00
KTC-NP Growth Champ 2011-2 Private Equity Fund (*5)	Korea	December 31	5.56	5.56
Neoplux No.3 Private Equity Fund (*5)	Korea	December 31	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	December 31	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	December 31	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	December 31	20.00	20.00
AION ELFIS PROFESSIONAL PRIVATE 1	Korea	December 31	20.00	20.00
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	Korea	December 31	29.68	29.68
Neoplux Market-Frontier Secondary Fund (*5)	Korea	December 31	19.74	19.74
Harvest Private Equity Fund II	Korea	December 31	22.06	22.06
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	December 31	28.17	28.17
KAIM Real-estate Private Investment Trust 20	Korea	December 31	38.46	38.46
KIAMCO Vietnam Solar Special Asset Private Investment Trust (*6)	Korea	December 31	50.00	50.00
Daishin New Technology Investment Fund 5th	Korea	December 31	23.44	23.44
CSQUARE SNIPER PROFESSIONAL PRIVATE 10 (*8)	Korea	December 31	62.50	62.50
Acurus Hyundai Investment Partners New Technology	Korea	December 31	26.79	26.79
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1 (*8)	Korea	December 31	97.85	97.10
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2 (*8)	Korea	December 31	97.85	97.10
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Korea	December 31	25.00	25.00
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395 (*7)	Korea	—	58.82	—
SHINHAN-NEO Core Industrial Technology Fund (*5)	Korea	December 31	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	December 31	30.00	30.00
SIMONE Mezzanine Fund No.3	Korea	December 31	29.38	29.38
Eum Private Equity Fund No.7	Korea	December 31	21.00	21.00
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund	Korea	December 31	25.00	25.00
Kiwoom Hero No.4 Private Equity Fund	Korea	December 31	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	December 31	36.68	36.53
SW-S Fund	Korea	December 31	—	30.30

F-14
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2020	2021
CL Buyout 1st PEF	Korea	December 31	—	21.43
Timefolio The Venture-V second	Korea	December 31	—	20.73
Newlake Growth Capital Partners2 PEF	Korea	December 31	—	29.91
Shinhan Smilegate Global PEF I (*9)	Korea	December 31	—	14.21
Fount Professional Investors Private Investment Trust No.3	Korea	December 31	—	49.98
Genesis Eco No.1 PEF	Korea	December 31	—	29.01
SHINHAN-NEO Market-Frontier 2nd Fund (*5)	Korea	December 31	—	42.70
NH-Synergy Core Industrial New Technology Fund	Korea	December 31	—	36.93
J& Moorim Jade Investment Fund	Korea	December 31	—	24.89
Ulmus SHC innovation investment fund	Korea	December 31	—	24.04
Mirae Asset Partners X Private Equity Fund	Korea	December 31	—	35.71
T Core Industrial Technology 1st Venture PEF	Korea	December 31	—	31.47
Curious Finale Corporate Recovery Private Equity Fund	Korea	December 31	—	27.78
TI First Property Private Investment Trust 1	Korea	December 31	—	40.00
MPLUS Professional Private Real Estate Fund 25	Korea	December 31	—	41.67
IBKC Global Contents Investment Fund	Korea	December 31	—	24.39
Nautic Smart No.6 Private Equity Fund	Korea	December 31	—	37.74
Premier Luminous Private Equity Fund	Korea	December 31	—	27.78
Hanyang-Meritz 1 Fund	Korea	December 31	—	22.58
KNT 2ND PRIVATE EQUITY FUND	Korea	December 31	—	21.74
Maple Mobility Fund	Korea	December 31	—	20.18
AVES 1st Corporate Recovery Private Equity Fund (*6)	Korea	December 31	—	76.19
JS Shinhan Private Equity Fund (*5)	Korea	December 31	—	3.85
Daishin Newgen New Technology Investment Fund 1st (*8)	Korea	December 31	—	50.60
META ESG Private Equity Fund I	Korea	December 31	—	27.40
SWFV FUND-1	Korea	December 31	—	40.25
PHAROS DK FUND	Korea	December 31	—	24.24
Shinhan VC tomorrow venture fund 1 (*5)	Korea	December 31	—	39.62
Highland 2021-8 Fund	Korea	December 31	—	32.67
Medicii 2021-3 Fund	Korea	December 31	—	24.81
Tres-Yujin Trust (*6)	Korea	December 31	—	50.00
Shinhan-Time mezzanine blind Fund (*6)	Korea	December 31	—	50.00
Capstone REITs No.26 (*6)	Korea	December 31	—	50.00
JB Incheon-Bucheon REITS No.54	Korea	December 31	—	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	December 31	—	33.33
JB Hwaseong-Hadong REITs No.53	Korea	December 31	—	31.03
KB Oaktree Trust No.3	Korea	December 31	—	33.33
Daehan No.36 Office Asset Management Company	Korea	December 31	—	48.05
Rhinos Premier Mezzanine Private Investment Fund No.1	Korea	December 31	—	27.93
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	December 31	—	29.73

F-14
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2020	2021
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	December 31	—	24.85
SKS-Yozma Fund No.1	Korea	December 31	—	29.85
IBKC-METIS Global Contents Investment Fund	Korea	December 31	—	36.36
Keistone Unicorn Private Equity Fund	Korea	December 31	—	28.00

(*1)
The financial statements of September 30, 2021 are used for the equity method since the financial statements as of December 31, 2021 are not available. Significant trades and events occurred within the period are properly reflected.

(*2)	The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.
(*3)
In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2021. Also, it has been reclassified into the investments in associates.

(*4)
The latest financial statements are used for the equity method since the financial statements as of December 31, 2021 are not available. Significant trades and events occurred within the period are properly reflected.

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
(*8)
Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*9)
Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*10)	The rate of Group’s voting rights is 4.65%.
(*11)
Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*12)	Excluded from the associates due to redemption of shares.

F-14
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2020 and 2021 are as follows:

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,586	—	(928)	(1,058)	—	50,600
Songrim Partners (*1)		—	—	—	—	—	—
Neoplux Technology Valuation Investment Fund (*3)		16,384	(16,171)	(213)	—	—	—
Partners 4th Growth Investment Fund		14,917	(4,474)	1,515	—	—	11,958
KTB Newlake Global Healthcare PEF		11,280	(1,950)	74	—	—	9,404
Daekwang Semiconductor Co., Ltd.		3,388	—	243	—	—	3,631
Shinhan-Neoplux Energy Newbiz Fund(*4)		7,880	5,887	703	—	—	14,470
Shinhan-Albatross tech investment Fund		8,734	4,650	(62)	—	—	13,322
Plutus-SG Private Equity Fund		4,231	(5,230)	999	—	—	—
Eum Private Equity Fund No.3		3,574	(5,621)	2,050	—	—	3
KTB Confidence Private Placement		6,067	(6,063)	(4)	—	—	—
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		4,256	(772)	(3,484)	—	—	—
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,916	(48)	(8,868)	—	—	—
VOGO Debt Strategy Qualified INV Private		9,930	(1,700)	472	—	—	8,702
Shinhan-Midas Donga Secondary Fund		3,486	1,150	116	—	—	4,752
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,549	1,495	3,924	—	—	9,968
Synergy-Shinhan Mezzanine New Technology Investment Fund		3,912	(4,406)	494	—	—	—
Shinhan Praxis K-Growth Global Private Equity Fund		10,302	78	(435)	—	—	9,945
Credian Healthcare Private Equity Fund II		2,377	(4,937)	8,395	—	—	5,835
Kiwoom Milestone Professional Private Real Estate Trust 19		10,407	(265)	(224)	—	—	9,918
AIP EURO Green Private Real Estate Trust No.3		20,884	(1,189)	1,326	—	—	21,021
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,964	(26,907)	3,220	—	—	2,277
Shinhan Global Healthcare Fund 1		3,209	—	128	—	(3,337)	—
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,800	(1,359)	745	—	—	16,186
IBK AONE convertible 1		6,077	(6,048)	(29)	—	—	—
Rico synergy collabo Multi-Mezzanine 3		3,217	(3,221)	4	—	—	—
KB NA Hickory Private Special Asset Fund		35,930	(2,609)	1,617	—	—	34,938

F-14
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance

Koramco Europe Core Private Placement Real Estate Fund No.2-2	~~W~~	19,562	(1,330)	386	—	—	18,618
BNP Paribas Cardif General Insurance		2,113	3,066	(1,244)	(40)	—	3,895
Axis Global Growth New Technology Investment Association		3,205	(2,920)	(285)	—	—	—
Hermes Private Investment Equity Fund		6,376	—	(277)	—	—	6,099
SHC ULMUS Fund No.1		3,149	(3,289)	140	—	—	—
Shinhan-Nvestor Liquidity Solution Fund		4,865	(1,004)	632	—	—	4,493
Shinhan AIM FoF Fund 1a		7,242	1,324	194	—	—	8,760
IGIS Global Credit Fund 150-1		9,718	(4,002)	1,566	—	—	7,282
GX Shinhan Intervest 1st Private Equity Fund		33,166	(54,515)	21,349	—	—	—
Soo Commerce Platform Growth Fund		6,343	(8,474)	3,278	—	—	1,147
Partner One Value up I Private Equity Fund		11,891	(20)	(92)	—	—	11,779
Genesis No.1 Private Equity Fund		51,150	388	28,575	—	—	80,113
GMB ICT New Technology Investment Fund		7,854	(7,853)	(1)	—	—	—
Korea Omega Project Fund III		3,016	—	547	—	—	3,563
Soo Delivery Platform Growth Fund		8,922	(7,929)	3,075	—	—	4,068
Genesis North America Power Company No.1 PEF		18,275	(3,869)	2,577	—	—	16,983
Hyungje art printing (*1)		—	—	—	—	—	—
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		20,712	(10,794)	664	—	—	10,582
Shinhan-Rhinos 1 Fund		3,029	(1,004)	574	—	—	2,599
Pacific Private Investment Trust No.20		4,076	(1,289)	212	—	—	2,999
Susung Mezzanine project P1 Private Investment Trust		5,128	(3,613)	(170)	—	—	1,345
Korea Finance Security		3,235	—	(180)	—	—	3,055
Multimedia Tech Co.Ltd (*1)		19	—	(19)	—	—	—
MIEL CO.,LTD (*1)		—	—	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		31,580	1,366	47	—	—	32,993
DB Epic Convertiblebond Private Trust No.2		5,063	202	520	—	—	5,785
PCC S/W 2nd Fund		3,001	(3,328)	327	—	—	—
E&Healthcare Investment Fund No.6		7,776	—	7,387	—	—	15,163
One Shinhan Global Fund1		4,441	—	(412)	—	—	4,029
Kiwoom-Shinhan Innovation Fund I		7,284	7,500	1,185	—	—	15,969

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
Daishin-K&T New Technology Investment Fund	~~W~~	7,057	—	(57)	—	—	7,000
Midas Asset Global CRE Debt Private Fund No.6		23,731	21,537	2,121	—	—	47,389
Richmond Private Investment Trust No.82		15,120	(855)	784	—	—	15,049
Tiger Alternative Real Estate Professional Private5		19,820	(1,376)	55	—	—	18,499
Samchully Midstream Private Placement Special Asset Fund 5-4		30,742	(968)	(956)	—	—	28,818
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		53,831	9,253	2,532	—	—	65,616
AUCTUS FITRIN Corporate Recovery Private Equity Fund		14,358	(14,484)	126	—	—	—
NH-Amundi Global Infrastructure Trust 14		18,497	(460)	782	—	—	18,819
Pacific Private Real Estate Fund Investment Trust No.30 (*3)		14,816	(15,374)	558	—	—	—
Jarvis Memorial Private Investment Trust 1		10,166	(763)	640	—	—	10,043
Mastern Private Private Invetstment Trust 68		9,999	(460)	471	—	—	10,010
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		4,397	30,510	734	—	—	35,641
Milestone Private Real Estate Fund 3		17,186	(838)	2,180	—	—	18,528
IGIS Private Real Estate Investment Trust 286		9,768	(1,361)	437	—	—	8,844
Nomura-Rifa Private Real Estate Investment Trust 31		8,914	(932)	425	—	—	8,407
Lime Pricing Private Equity Fund		8,300	(8,217)	(83)	—	—	—
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		41,991	(29,980)	1,312	—	—	13,323
DS Solid.II Hedge Fund		4,123	(6,397)	2,274	—	—	—
Hana Semiconductor New Technology Fund		12,856	(2,557)	13,832	—	—	24,131
J&Magnet Startup Venture Specialized Private Equity Fund		5,979	(2,151)	2,107	—	—	5,935
Cape IT Fund No.3		9,967	(580)	1,262	—	—	10,649
FuturePlay-Shinhan TechInnovation Fund 1		868	3,661	(234)	—	—	4,295

F-1
50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance

Stonebridge Corporate 1st Fund	~~W~~	2,981	—	258	—	—	3,239
Vogo Realty Partners Private Real Estate Fund V		10,376	(566)	1,017	—	—	10,827
IL GU FARM CO.,LTD (*1)		—	—	—	—	—	—
Korea Credit Bureau		6,812	(90)	254	—	—	6,976
Goduck Gangil1 PFV Co., Ltd (*1)		48	—	(48)	—	—	—
SBC PFV Co., Ltd		20,000	—	(1,792)	—	—	18,208
Sprott Global Renewable Private Equity Fund II		19,016	(18,909)	(107)	—	—	—
NH-amundi global infra private fund 16		48,158	(1,236)	(3,083)	—	—	43,839
IMM Global Private Equity Fund		28,925	90,776	1,154	—	—	120,855
HANA Alternative Estate Professional Private122		26,205	(644)	4,070	—	—	29,631
Hanwha-Incus Plus New Technology Fund No.1		5,499	—	5,527	—	—	11,026
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		51,293	(1,613)	1,530	—	—	51,210
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		150,317	127,753	8,461	—	—	286,531
PSA EMP Private Equity Fund		9,927	(278)	165	—	—	9,814
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,463	(239)	177	—	—	29,401
SHBNPP Peace of Mind TDF 2035 Security Investment Trust		5,727	(5,727)	—	—	—	—
SHBNPP Peace of Mind TDF 2040 Security Investment Trust		5,729	(5,729)	—	—	—	—
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,065	—	376	—	—	3,441
VISION US Muni US Local Debt Opportunities Professional Private1(*3)		9,869	(10,032)	163	—	—	—
UI Venture Fund 7th		—	3,000	279	—	—	3,279
Sparklabs-Shinhan Opportunity Fund 1		—	4,999	(167)	—	—	4,832
BNW Tech-Innovation Private Equity Fund		—	6,000	(58)	—	—	5,942
IGIS Real-estate Private Investment Trust No.33		—	13,945	154	—	—	14,099

F-1
51

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance

Findvalue PreIPO 6th Professional Investment Type Private Investment Trust.	~~W~~	—	3,000	2	—	—	3,002
WWG Global Real Estate Investment Trust no.4		—	16,874	878	—	—	17,752
Fidelis Global Private Real Estate Trust No.2		—	18,582	903	—	—	19,485
IGIS PRIVATE REAL ESTATE TRUST NO.331		—	3,932	(167)	—	—	3,765
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		—	45,082	3,262	—	—	48,344
Pebblestone CGV Private Real Estate Trust No.1		—	12,793	553	—	—	13,346
Shinhan AIM Real Estate Fund No.2(*2)		—	36,186	(7,652)	—	(6,070)	22,464
Shinhan AIM Real Estate Fund No.1(*2)		—	45,415	1,530	—	—	46,945
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust (*2)		—	32,258	686	—	—	32,944
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust (*2)		—	22,003	(1,101)	—	—	20,902
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		—	7,273	(581)	—	—	6,692
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 (*2)		—	4,859	(14)	—	—	4,845
Korea Omega-Shinhan Project Fund I		—	6,000	(69)	—	—	5,931
New Green Shinhan Mezzanine Fund		—	4,000	916	—	—	4,916
KORAMKO-Daum Professional Private Investment Trust No.12		—	6,930	598	—	—	7,528
Samsung SRA Real Estate Professional Private 45		—	10,701	(35)	—	—	10,666
IBK Global New Renewable Energy Special Asset Professional Private2		—	29,177	3,172	—	—	32,349
VS Cornerstone Fund		—	3,500	(36)	—	—	3,464
Aone Mezzanine Opportunity Professional Private		—	8,000	1,580	—	—	9,580

F-15
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
KiwoomUnicorn3New Technology Business Investment Fund	~~W~~	—	3,000	1,283	—	—	4,283
Multi Asset The United States Thortons Professional Private1(*2)		—	44,202	(2,762)	—	—	41,440
Kiwoom Milestone US Real Estate Professional Private20		—	49,791	1,721	—	—	51,512
NH-Amundi US Infrastructure Private Fund2 (*2)		—	24,647	783	—	—	25,430
KB Distribution Private Real Estate1 (*2)		—	29,984	714	—	—	30,698
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust (*2)		—	19,968	744	—	—	20,712
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 (*2)		—	28,251	898	—	—	29,149
Kakao-Shinhan 1st TNYT Fund		—	6,000	(319)	—	—	5,681
IMM Special Situation 1-2 PRIVATE EQUITY FUND		—	10,000	870	—	—	10,870
Pacific Private Placement Real Estate Fund No.40		—	11,273	374	—	—	11,647
Mastern Private Real Estate Loan Fund No.2		—	5,740	(48)	—	—	5,692
LB Scotland Amazon Fulfillment Center Fund 29		—	30,753	429	—	—	31,182
JR AMC Hungary Budapest Office Fund 16		—	11,380	824	—	—	12,204
IGIS 372 Real Estate Professional Private		—	58,200	(1,365)	—	—	56,835
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund (*4)		—	4,058	(228)	—	—	3,830
Future-Creation Neoplux Venture Capital Fund (*4)		—	4,204	(408)	—	—	3,796
Gyeonggi-Neoplux Superman Fund (*4)		—	7,665	(1,266)	—	—	6,399
NewWave 6th Fund (*4)		—	6,242	(92)	—	—	6,150
Neoplux No.3 Private Equity Fund (*4)		—	10,825	(530)	—	—	10,295
PCC Amberstone Private Equity Fund I(*2)		—	22,066	414	—	—	22,480
KIAMCO POWERLOAN TRUST 4TH		—	43,390	565	—	—	43,955
Mastern Opportunity Seeking Real Estate Fund II		—	19,508	291	—	—	19,799
AION ELFIS PROFESSIONAL PRIVATE 1		—	5,000	528	—	—	5,528

F-15
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance

T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	~~W~~	—	4,500	(47)	—	—	4,453
Neoplux Market-Frontier Secondary Fund(*4)		—	10,974	571	—	—	11,545
Synergy Green New Deal 1st New Technology Business Investment Fund		—	10,000	8	—	—	10,008
KAIM Real-estate Private Investment Trust 20		—	5,000	98	—	—	5,098
KIAMCO Vietnam Solar Special Asset Private Investment Trust		—	8,150	(202)	—	—	7,948
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		—	3,125	—	—	—	3,125
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		—	44,780	(9)	(177)	—	44,594
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		—	44,780	(9)	(177)	—	44,594
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		—	16,000	(145)	—	—	15,855
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		—	30,000	(356)	—	—	29,644
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		—	21,142	—	—	—	21,142
Eum Private Equity Fund No.7		—	7,872	—	—	—	7,872
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		—	5,034	—	—	—	5,034
Kiwoom Hero No.4 Private Equity Fund		—	4,707	—	—	—	4,707
Vogo Canister Professional Trust Private Fund I(*2)		—	43,975	—	—	—	43,975
Others		85,517	25,966	19,814	(5)	—	131,292

	~~W~~	1,452,861	1,056,238	159,533	(1,457)	(9,407)	2,657,768

(*1)	The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.
(*2)	Classified as investments in associates without cash transactions.

F-15
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

(*3)	For the year ended December 31, 2020, it is incorporated into the consolidation target as it held control due to increased equity ratio.
(*4)	For the year ended December 31, 2020, it is incorporated into the investments in associates as Neoplux Co., Ltd.is incorporated into the consolidation target.

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	50,600	—	(660)	(5,918)	—	44,022
Songrim Partners (*1)		—	—	—	—	—	—
Partners 4th Growth Investment Fund		11,958	(16,144)	12,525	4,694	—	13,033
KTB Newlake Global Healthcare PEF		9,404	—	8	—	—	9,412
Daekwang Semiconductor Co., Ltd.		3,631	(3,742)	113	(2)	—	—
Shinhan-Neoplux Energy Newbiz Fund		14,470	475	1,087	—	—	16,032
Shinhan-Albatross tech investment Fund		13,322	(9,000)	6,067	—	—	10,389
VOGO Debt Strategy Qualified IV Private		8,702	(1,733)	210	—	—	7,179
Shinhan-Midas Donga Secondary Fund		4,752	(500)	(301)	—	—	3,951
ShinHan – Soo Young Entrepreneur Investment Fund No.1		9,968	(7,879)	2,137	—	—	4,226
Shinhan Praxis K-Growth Global Private Equity Fund		9,945	(2,310)	126	—	—	7,761
Credian Healthcare Private Equity Fund II		5,835	(5,835)	—	—	—	—
Kiwoom Milestone Professional Private Real Estate Trust 19		9,918	(66)	(361)	—	(4,238)	5,253
AIP EURO Green Private Real Estate Trust No.3		21,021	(1,335)	10,017	—	—	29,703
Shinhan Global Healthcare Fund 1(*1)		—	—	—	—	—	—
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,186	(15,947)	(239)	—	—	—
KB NA Hickory Private Special Asset Fund		34,938	(2,266)	1,704	—	—	34,376
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,618	(1,204)	2,078	—	—	19,492
BNP Paribas Cardif General Insurance		3,895	176	(708)	(9)	—	3,354
Hermes Private Investment Equity Fund		6,099	(3,167)	6,850	—	—	9,782
Shinhan-Nvestor Liquidity Solution Fund		4,493	331	514	—	—	5,338
Shinhan AIM FoF Fund 1a		8,760	(79)	475	—	—	9,156
IGIS Global Credit Fund 150-1		7,282	(3,246)	1,366	—	—	5,402
Partner One Value up I Private Equity Fund		11,779	(6,933)	3,045	—	—	7,891
Genesis No.1 Private Equity Fund		80,113	388	(24,968)	—	—	55,533
Korea Omega Project Fund III		3,563	—	727	—	—	4,290
Soo Delivery Platform Growth Fund		4,068	—	1,805	—	—	5,873
Genesis North America Power Company No.1 PEF		16,983	(5,229)	1,982	—	—	13,736

F-15
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance

Hyungje art printing(*2)	~~W~~	—	—	—	—	—	—
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		10,582	24,500	6,467	—	—	41,549
Korea Finance Security		3,055	—	(61)	—	—	2,994
Multimedia Tech Co.Ltd.(*2)		—	—	—	—	—	—
MIEL CO.,LTD.(*1)		—	—	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		32,993	347	1,348	—	—	34,688
DB Epic Convertiblebond Private Trust No.2		5,785	(5,538)	(247)	—	—	—
E&Healthcare Investment Fund No.6		15,163	(3,431)	(4,866)	—	—	6,866
One Shinhan Global Fund 1		4,029	(519)	263	—	—	3,773
Kiwoom-Shinhan Innovation Fund I		15,969	(5,150)	912	—	—	11,731
Daishin-K&T New Technology Investment Fund		7,000	—	991	—	—	7,991
Midas Asset Global CRE Debt Private Fund No.6		47,389	(2,701)	3,617	—	—	48,305
Richmond Private Investment Trust No.82		15,049	(19,411)	4,362	—	—	—
Tiger Alternative Real Estate Professional Private5		18,499	(20,848)	2,349	—	—	—
Samchully Midstream Private Placement Special Asset Fund 5-4		28,818	(843)	(504)	—	—	27,471
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		65,616	(41,622)	1,210	—	—	25,204
NH-Amundi Global Infrastructure Trust 14		18,819	(1,609)	1,091	—	—	18,301
Jarvis Memorial Private Investment Trust 1		10,043	(700)	766	—	—	10,109
Mastern Private Private Investment Trust 68		10,010	(10,332)	322	—	—	—
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,641	(4,981)	2,493	—	—	33,153
Milestone Private Real Estate Fund 3		18,528	(472)	488	—	—	18,544
IGIS Private Real Estate Investment Trust 286		8,844	(9,176)	332	—	—	—
Nomura-Rifa Private Real Estate Investment Trust 31		8,407	(705)	200	—	—	7,902
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,323	(3,511)	424	—	—	10,236

F-15
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance

Hana Semiconductor New Technology Fund	~~W~~	24,131	(26,129)	1,998	—	—	—
J&Magnet Startup Venture Specialized Private Equity Fund		5,935	(7,247)	1,312	—	—	—
Cape IT Fund No.3		10,649	(580)	(4)	—	—	10,065
FuturePlay-Shinhan TechInnovation Fund 1		4,295	3,025	(171)	—	—	7,149
Stonebridge Corporate 1st Fund		3,239	—	(275)	—	—	2,964
Vogo Realty Partners Private Real Estate Fund V		10,827	(681)	620	—	—	10,766
Korea Credit Bureau		6,976	(90)	809	—	—	7,695
Goduck Gangil1 PFV Co., Ltd.(*1)		—	—	—	—	—	—
SBC PFV Co., Ltd.		18,208	12,499	(1,121)	—	—	29,586
NH-amundi global infra private fund 16		43,839	346	7,823	—	—	52,008
IMM Global Private Equity Fund		120,855	(10,462)	8,222	—	—	118,615
HANA Alternative Estate Professional Private122		29,631	(1,001)	859	—	—	29,489
Hanwha-Incus Plus New Technology Fund No.1		11,026	(8,284)	(2,742)	—	—	—
SH Corporate Professional Investment Type Private Security Investment Trust No.7		51,210	(1,518)	207	—	—	49,899
SH BNCT Professional Investment Type Private Special Asset Investment Trust		286,531	(15,191)	10,859	—	—	282,199
PSA EMP Private Equity Fund		9,814	(9,755)	(59)	—	—	—
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,401	(2,630)	1,541	—	—	28,312
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,441	(3,048)	583	—	—	976
UI Venture Fund 7th		3,279	(3,269)	(10)	—	—	—
Sparklabs-Shinhan Opportunity Fund 1		4,832	—	(192)	—	—	4,640
BNW Tech-Innovation Private Equity Fund		5,942	—	(61)	—	—	5,881
IGIS Real-estate Private Investment Trust No.33		14,099	(714)	499	—	—	13,884
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust		3,002	(3,301)	299	—	—	—
WWG Global Real Estate Investment Trust no.4		17,752	(7,855)	747	—	—	10,644
Goduck Gangil10 PFV Co., Ltd (*1)		32	—	(32)	—	—	—

F-15
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance

Fidelis Global Private Real Estate Trust No.2	~~W~~	19,485	(911)	1,199	—	—	19,773
IGIS PRIVATE REAL ESTATE TRUST NO.331		3,765	(3,765)	—	—	—	—
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,344	(5,436)	6,309	—	—	49,217
Shinhan Healthcare Fund 2 (*1)		986	—	(75)	—	(911)	—
Pebblestone CGV Private Real Estate Trust No.1		13,346	(748)	1,112	—	—	13,710
SH Corporate Professional Investment Type Private Security Investment Trust No.45		—	174,154	(199)	—	—	173,955
Shinhan AIM Real Estate Fund No.2		22,464	1,911	(1,100)	—	—	23,275
Shinhan AIM Real Estate Fund No.1		46,945	(4,412)	1,779	—	—	44,312
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,944	(911)	915	—	—	32,948
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,902	7	(359)	—	—	20,550
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		6,692	13,667	(1,504)	—	—	18,855
SH Japan Photovoltaic Private Special Asset Investment Trust No.1		4,845	(4,845)	—	—	—	—
Korea Omega-Shinhan Project Fund I		5,931	2,000	(687)	—	—	7,244
ST-Bonanja Food tech		1,993	—	1,366	—	—	3,359
New Green Shinhan Mezzanine Fund		4,916	(5,622)	706	—	—	—
KORAMKO-Daum Professional Private Investment Trust No.12		7,528	(7,756)	228	—	—	—
Samsung SRA Real Estate Professional Private 45		10,666	2,656	(442)	—	—	12,880
IBK Global New Renewable Energy Special Asset Professional Private2		32,349	(1,988)	1,526	—	—	31,887
VS Cornerstone Fund		3,464	—	(54)	—	—	3,410
Aone Mezzanine Opportunity Professional Private		9,580	(28)	(12)	—	—	9,540
KiwoomUnicorn3 New Technology Business Investment Fund		4,283	(3,633)	(650)	—	—	—
Multi Asset The United States Thortons Professional Private1		41,440	(41,607)	167	—	—	—

F-15
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom Milestone US Real Estate Professional Private20	~~W~~	51,512	(51,512)	—	—	—	—
NH-Amundi US Infrastructure Private Fund2		25,430	207	1,387	—	—	27,024
KB Distribution Private Real Estate1		30,698	(1,423)	1,419	—	—	30,694
SH Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		20,712	(22,293)	1,581	—	—	—
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		29,149	(16,798)	665	—	—	13,016
Kakao-Shinhan 1st TNYT Fund		5,681	9,000	(184)	—	—	14,497
IMM Special Situation 1-2 PRIVATE EQUITY FUND		10,870	(160)	883	—	—	11,593
Pacific Private Placement Real Estate Fund No.40		11,647	(747)	698	—	—	11,598
Mastern Private Real Estate Loan Fund No.2		5,692	1,429	370	—	—	7,491
LB Scotland Amazon Fulfillment Center Fund 29		31,182	(1,734)	1,820	—	—	31,268
JR AMC Hungary Budapest Office Fund 16		12,204	(821)	757	—	—	12,140
IGIS 372 Real Estate Professional Private		56,835	(56,835)	—	—	—	—
EDNCENTRAL Co.,Ltd. (*1)		1,040	—	(1,040)	—	—	—
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		3,830	(8,388)	4,558	—	—	—
Future-Creation Neoplux Venture Capital Fund		3,796	(995)	216	—	—	3,017
Gyeonggi-Neoplux Superman Fund		6,399	(2,257)	3,736	—	—	7,878
NewWave 6th Fund		6,150	7,575	730	—	—	14,455
KTC-NP Growth Champ 2011-2 Private Equity Fund		2,853	—	1,137	—	—	3,990
Neoplux No.3 Private Equity Fund		10,295	10,182	2,124	—	—	22,601
PCC Amberstone Private Equity Fund I		22,480	(2,356)	2,666	—	—	22,790
KIAMCO POWERLOAN TRUST 4TH		43,955	(164)	1,510	—	—	45,301
Mastern Opportunity Seeking Real Estate Fund II		19,799	(737)	2,255	—	—	21,317
AION ELFIS PROFESSIONAL PRIVATE 1		5,528	(1,350)	244	—	—	4,422
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,453	—	(93)	—	—	4,360
Neoplux Market-Frontier Secondary Fund		11,545	(614)	382	—	—	11,313

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Harvest Private Equity Fund II	~~W~~	2,982	—	499	—	—	3,481
Synergy Green New Deal 1st New Technology Business Investment Fund		10,008	(247)	(77)	—	—	9,684
KAIM Real-estate Private Investment Trust 20		5,098	(350)	300	—	—	5,048
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,948	(1,112)	691	—	—	7,527
Daishin New Technology Investment Fund 5th		2,850	—	1,589	—	—	4,439
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,125	—	122	—	—	3,247
Acurus Hyundai Investment Partners New Technology		2,927	—	1,787	—	—	4,714
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		44,594	4,103	11,371	3,876	—	63,944
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		44,594	4,103	11,371	3,876	—	63,944
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		15,855	—	(1,077)	—	—	14,778
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		29,644	(29,644)	—	—	—	—
SHINHAN-NEO Core Industrial Technology Fund		1,979	3,960	(248)	—	—	5,691
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		21,142	5,271	830	—	—	27,243
SIMONE Mezzanine Fund No.3		2,980	—	74	—	—	3,054
Eum Private Equity Fund No.7		7,872	121	(120)	—	—	7,873
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		5,034	—	2,560	—	—	7,594
Kiwoom Hero No.4 Private Equity Fund		4,707	—	(402)	—	—	4,305
Vogo Canister Professional Trust Private Fund I		43,975	(4,712)	1,809	—	—	41,072
SW-S Fund		—	7,000	(276)	—	—	6,724
CL Buyout 1st PEF		—	13,875	(84)	—	—	13,791
Timefolio The Venture-V second		—	4,000	572	—	—	4,572
Newlake Growth Capital Partners2 PEF		—	13,000	(79)	—	—	12,921

F-1
60

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Smilegate Global PEF I	~~W~~	—	3,376	(40)	—	—	3,336
Fount Professional Investors Private Investment Trust No.3		—	5,000	197	—	—	5,197
Genesis Eco No.1 PEF		—	11,292	(162)	—	—	11,130
SHINHAN-NEO Market-Frontier 2nd Fund (*3)		—	25,620	(1,014)	—	—	24,606
NH-Synergy Core Industrial New Technology Fund		—	6,500	(63)	—	—	6,437
J& Moorim Jade Investment Fund		—	5,500	40	—	—	5,540
Ulmus SHC innovation investment fund		—	5,000	192	—	—	5,192
Mirae Asset Partners X Private Equity Fund		—	8,000	(142)	—	—	7,858
T Core Industrial Technology 1st Venture PEF		—	4,500	35	—	—	4,535
Curious Finale Corporate Recovery Private Equity Fund		—	3,377	313	—	—	3,690
TI First Property Private Investment Trust 1		—	2,879	176	—	—	3,055
MPLUS Professional Private Real Estate Fund 25		—	3,010	280	—	—	3,290
IBKC Global Contents Investment Fund		—	5,000	(57)	—	—	4,943
Nautic Smart No.6 Private Equity Fund		—	4,000	(26)	—	—	3,974
Premier Luminous Private Equity Fund		—	7,095	(104)	—	—	6,991
Hanyang-Meritz 1 Fund		—	3,500	(17)	—	—	3,483
KNT 2ND PRIVATE EQUITY FUND		—	3,000	1,157	—	—	4,157
Maple Mobility Fund		—	9,274	(591)	—	—	8,683
AVES 1st Corporate Recovery Private Equity Fund		—	4,800	(64)	—	—	4,736
JS Shinhan Private Equity Fund		—	5,076	(39)	—	—	5,037
Daishin Newgen New Technology Investment Fund 1st		—	8,000	4,169	—	—	12,169
META ESG Private Equity Fund I		—	5,726	(49)	—	—	5,677
SWFV FUND-1		—	9,700	(54)	—	—	9,646
PHAROS DK FUND		—	4,000	(51)	—	—	3,949
Shinhan VC tomorrow venture fund 1		—	9,113	(71)	—	—	9,042
Highland 2021-8 Fund		—	4,900	(1)	—	—	4,899
Medicii 2021-3 Fund		—	9,752	(24)	—	—	9,728
Tres-Yujin Trust		—	10,000	(5)	—	—	9,995
Shinhan-Time mezzanine blind Fund		—	15,000	(58)	—	—	14,942
Capstone REITs No.26		—	4,849	(454)	—	—	4,395
JB Incheon-Bucheon REITS No.54		—	5,000	(1)	—	—	4,999

F-1
61

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Hankook Smart Real Asset Investment Trust No.3	~~W~~	—	4,173	169	—	—	4,342
JB Hwaseong-Hadong REITs No.53		—	5,000	(1)	—	—	4,999
KB Oaktree Trust No.3		—	3,141	18	—	—	3,159
Daehan No.36 Office Asset Management Company		—	21,500	—	—	—	21,500
Rhinos Premier Mezzanine Private Investment Fund No.1		—	3,000	5	—	—	3,005
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		—	19,426	477	—	—	19,903
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		—	39,996	109	—	—	40,105
SKS-Yozma Fund No.1		—	6,000	(55)	—	—	5,945
IBKC-METIS Global Contents Investment Fund		—	4,000	—	—	—	4,000
Keistone Unicorn Private Equity Fund		—	6,300	—	—	—	6,300
Others		121,040	63,729	5,881	(3)	(5,570)	185,077

	~~W~~	2,657,768	101,582	158,600	6,514	(10,719)	2,913,745

(*1)	The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.
(*2)	For the year ended December 31, 2020, the Group has stopped recognizing its equity method income or loss to accumulated deficits and the shares are retired for the year ended December 31, 2021.
(*3)	Classified as investments in associates without cash transactions.

(c)	The statement of financial information as of and for the years ended December 31, 2020 and 2021 are as follows:

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,526,148	3,188,562	38,669	(6,555)	(7,052)	(13,607)
Songrim Partners		1,003	1,065	548	—	—	—
Partners 4th Growth Investment Fund		48,678	846	7,231	6,059	—	6,059
KTB Newlake Global Healthcare PEF		31,005	225	598	244	—	244
Daekwang Semiconductor Co., Ltd.		23,682	6,339	3,836	1,163	—	1,163
Shinhan-Neoplux Energy Newbiz Fund		44,615	25	4,221	1,749	—	1,749
Shinhan-Albatross tech investment Fund		27,685	385	982	594	—	594
Eum Private Equity Fund No.3		20	4	13,445	9,875	—	9,875

F-16
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	~~W~~	1	1	89	89	—	89
Meritz AI-SingA330-B Investment Type Private Private Placement Special Asset Fund		2	2	363	361	—	361
VOGO Debt Strategy Qualified INV Private		43,540	28	6,361	2,359	—	2,359
Shinhan-Midas Donga Secondary Fund		9,504	—	365	233	—	233
ShinHan – Soo Young Entrepreneur Investment Fund No.1		41,532	—	16,561	16,349	—	16,349
Shinhan Praxis K-Growth Global Private Equity Fund		52,890	183	201	(2,306)	—	(2,306)
Credian Healthcare Private Equity Fund II		17,141	15	25,926	24,638	—	24,638
Kiwoom Milestone Professional Private Real Estate Trust 19		58,393	38,558	2,772	(449)	—	(449)
AIP EURO Green Private Real Estate Trust No.3		98,866	86	6,893	6,231	—	6,231
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,798	721	32,667	7,180	—	7,180
Shinhan Global Healthcare Fund 1		55	2,104	1,034	(74,736)	—	(74,736)
JB Power TL Investment Type Private Placement Special Asset Fund 7		48,605	45	23,547	2,251	—	2,251
KB NA Hickory Private Special Asset Fund		93,236	69	13,464	4,312	—	4,312
Koramco Europe Core Private Placement Real Estate Fund No.2-2		46,239	3,948	4,920	877	—	877
BNP Paribas Cardif General Insurance		85,278	33,063	23,632	(7,972)	(161)	(8,133)
Hermes Private Investment Equity Fund		20,919	8	11	(948)	—	(948)
Shinhan-Nvestor Liquidity Solution Fund		18,032	—	2,704	2,537	—	2,537
Shinhan AIM FoF Fund 1a		35,060	20	4,378	777	—	777
IGIS Global Credit Fund 150-1		29,153	24	10,076	6,263	—	6,263
Soo Commerce Platform Growth Fund		4,661	3	13,172	13,314	—	13,314
Partner One Value up I Private Equity Fund		42,205	—	457	(329)	—	(329)
Genesis No.1 Private Equity Fund		382,353	31,024	158,070	125,312	—	125,312
Korea Omega Project Fund III		15,141	—	2,383	2,323	—	2,323
Soo Delivery Platform Growth Fund		13,563	3	11,300	10,249	—	10,249
Genesis North America Power Company No.1 PEF		48,221	5,727	6,976	6,449	—	6,449
Hyungje art printing		866	1,130	253	—	—	—

F-16
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	~~W~~	46,514	1,164	11,240	2,846	—	2,846
Shinhan-Rhinos 1 Fund		11,561	1	2,784	2,554	—	2,554
Pacific Private Investment Trust No.20		13,805	11	974	974	—	974
Susung Mezzanine project P1 Private Investment Trust		3,220	—	3,412	(373)	—	(373)
Korea Finance Security		37,522	17,032	118,906	(1,174)	—	(1,174)
Multimedia Tech Co.Ltd		593	662	555	(158)	—	(158)
MIEL CO.,LTD		474	559	585	(169)	—	(169)
AIP Transportation Specialized Privately Placed Fund Trust #1		92,454	101	17,221	132	—	132
DB Epic Convertiblebond Private Trust No.2		11,382	34	1,169	1,021	—	1,021
E&Healthcare Investment Fund No.6		72,023	—	36,332	33,844	—	33,844
One Shinhan Global Fund1		22,244	—	92	(406)	—	(406)
Kiwoom-Shinhan Innovation Fund I		32,096	158	2,984	2,371	—	2,371
Daishin-K&T New Technology Investment Fund		55,501	33,101	64	(183)	—	(183)
Midas Asset Global CRE Debt Private Fund No.6		115,240	118	7,041	5,153	—	5,153
Richmond Private Investment Trust No.82		49,961	24,879	1,658	1,306	—	1,306
Tiger Alternative Real Estate Professional Private5		38,064	86	7,827	113	—	113
Samchully Midstream Private Placement Special Asset Fund 5-4		67,177	36	8,012	(2,228)	—	(2,228)
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		327,973	56	13,607	12,656	—	12,656
NH-Amundi Global Infrastructure Trust 14		62,729	1	7,216	2,606	—	2,606
Jarvis Memorial Private Investment Trust 1		10,147	4	651	647	—	647
Mastern Private Private Invetstment Trust 68		18,620	—	878	877	—	877
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,422	20	6,374	1,224	—	1,224
Milestone Private Real Estate Fund 3		57,792	2	7,083	6,797	—	6,797
IGIS Private Real Estate Investment Trust 286		74,406	53,065	5,298	696	—	696

F-16
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Nomura-Rifa Private Real Estate Investment Trust 31	~~W~~	98,291	71,442	7,584	1,356	—	1,356
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		62,682	45	6,511	6,169	—	6,169
Hana Semiconductor New Technology Fund		111,661	12,346	70,303	56,926	—	56,926
J&Magnet Startup Venture Specialized Private Equity Fund		24,381	50	8,291	8,638	—	8,638
Cape IT Fund No.3		32,448	75	4,145	3,837	—	3,837
FuturePlay-Shinhan TechInnovation Fund 1		8,621	31	5	(469)	—	(469)
Stonebridge Corporate 1st Fund		7,342	1	679	584	—	584
Vogo Realty Partners Private Real Estate Fund V		50,139	99	8,137	4,701	—	4,701
Korea Credit Bureau		114,571	37,062	93,275	3,992	—	3,992
Goduck Gangil1 PFV Co., Ltd		334,349	348,276	—	(10,065)	—	(10,065)
SBC PFV Co., Ltd		119,994	7,199	—	(7,169)	—	(7,169)
NH-amundi global infra private fund 16		87,908	230	20,499	(6,215)	—	(6,215)
IMM Global Private Equity Fund		367,570	1,368	17,222	2,995	—	2,995
HANA Alternative Estate Professional Private122		39,449	38	6,836	5,487	—	5,487
Hanwha-Incus Plus New Technology Fund No.1		25,860	—	13,169	12,961	—	12,961
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		198,644	87,218	4,479	3,329	—	3,329
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		395,815	—	14,737	11,688	—	11,688
PSA EMP Private Equity Fund		33,953	97	8	(393)	—	(393)
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		57,026	784	13,342	339	—	339
BRAIN DO PROFESSIONALE PRIVATE No. 27		11,827	12	1,414	1,292	—	1,292
UI Venture Fund 7th		13,466	21	2,044	1,145	—	1,145
Sparklabs-Shinhan Opportunity Fund 1		9,760	—	—	(340)	—	(340)
BNW Tech-Innovation Private Equity Fund		20,119	213	45	(194)	—	(194)
IGIS Real-estate Private Investment Trust No.33		88,319	53,812	1,570	378	—	378

F-16
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust	~~W~~	9,505	—	5	5	—	5
WWG Global Real Estate Investment Trust no.4		60,083	12	8,431	2,971	—	2,971
Fidelis Global Private Real Estate Trust No.2		24,901	2	1,902	1,214	—	1,214
IGIS PRIVATE REAL ESTATE TRUST NO.331		57,655	45,417	20	(388)	—	(388)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		173,538	783	40,882	13,425	—	13,425
Pebblestone CGV Private Real Estate Trust No.1		63,907	36,405	7,451	1,141	—	1,141
Shinhan AIM Real Estate Fund No.2		75,018	138	7,611	(45,741)	—	(45,741)
Shinhan AIM Real Estate Fund No.1		223,471	28	22,855	7,284	—	7,284
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		149,686	75	3,342	3,117	—	3,117
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		71,774	169	4,948	(3,773)	—	(3,773)
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		9,380	12	576	(814)	—	(814)
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1		61,389	45,239	47,240	(46)	—	(46)
Korea Omega-Shinhan Project Fund I		11,861	—	—	(139)	—	(139)
New Green Shinhan Mezzanine Fund		12,538	1	2,387	2,337	—	2,337
KORAMKO-Daum Professional Private Investment Trust No.12		22,740	157	1,949	1,792	—	1,792
Samsung SRA Real Estate Professional Private 45		42,895	230	4,155	(355)	—	(355)
IBK Global New Renewable Energy Special Asset Professional Private2		116,284	4,679	19,514	10,943	—	10,943
VS Cornerstone Fund		8,413	—	2	(87)	—	(87)
Aone Mezzanine Opportunity Professional Private		14,530	40	2,507	2,390	—	2,390
KiwoomUnicorn3New Technology Business Investment Fund		20,132	—	6,112	6,031	—	6,031

F-16
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Multi Asset The United States Thortons Professional Private1	~~W~~	165,775	15	2,111	671	—	671
Kiwoom Milestone US Real Estate Professional Private20		68,591	157	3,508	2,286	—	2,286
NH-Amundi US Infrastructure Private Fund2		99,409	1,248	16,758	3,025	—	3,025
KB Distribution Private Real Estate1		50,013	500	1,174	1,151	—	1,151
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		71,647	54	2,677	2,571	—	2,571
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		97,412	248	5,176	2,993	—	2,993
Kakao-Shinhan 1st TNYT Fund		12,014	331	2	(657)	—	(657)
IMM Special Situation 1-2 PRIVATE EQUITY FUND		54,328	33	4,378	4,344	—	4,344
Pacific Private Placement Real Estate Fund No.40		145,123	98,029	2,554	1,511	—	1,511
Mastern Private Real Estate Loan Fund No.2		17,156	201	98	(143)	—	(143)
LB Scotland Amazon Fulfillment Center Fund 29		44,483	28	1,975	612	—	612
JR AMC Hungary Budapest Office Fund 16		38,581	1,112	2,531	2,531	—	2,531
IGIS 372 Real Estate Professional Private		628,769	428,577	10,221	(4,808)	—	(4,808)
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		18,460	2,824	1,673	240	—	240
Future-Creation Neoplux Venture Capital Fund		27,271	4,137	7,270	4,300	—	4,300
Gyeonggi-Neoplux Superman Fund		31,898	186	533	(212)	—	(212)
NewWave 6th Fund		20,501	—	2,757	1,528	—	1,528
Neoplux No.3 Private Equity Fund		103,712	756	9,114	(7,108)	—	(7,108)
PCC Amberstone Private Equity Fund I		104,930	1,194	12,280	5,501	—	5,501
KIAMCO POWERLOAN TRUST 4TH		92,817	23	815	1,193	—	1,193
Mastern Opportunity Seeking Real Estate Fund II		99,087	93	1,391	1,453	—	1,453
AION ELFIS PROFESSIONAL PRIVATE 1		27,672	30	2,710	2,642	—	2,642

F-16
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	~~W~~	15,074	73	—	(160)	—	(160)
Neoplux Market-Frontier Secondary Fund		56,363	1,636	1,359	(339)	—	(339)
Synergy Green New Deal 1st New Technology Business Investment Fund		35,539	12	39	27	—	27
KAIM Real-estate Private Investment Trust 20		13,254	—	254	254	—	254
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,902	6	—	(404)	—	(404)
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,010	10	10	—	—	—
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		45,582	9	—	(9)	—	(9)
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		45,582	9	—	(9)	—	(9)
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		141,811	93,336	1	1,290	—	1,290
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		116,853	66,459	—	(605)	—	(605)
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		70,487	14	194	180	—	180
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		20,174	40	4,210	4,134	—	4,134
Kiwoom Hero No.4 Private Equity Fund		22,359	1	—	3,358	—	3,358
Vogo Canister Professional Trust Private Fund I		119,968	76	17,022	4,148	—	4,148

(*)	Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

F-16
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,268,153	2,974,519	48,207	(4,499)	(39,454)	(43,953)
Songrim Partners		1,003	1,065	548	—	—	—
Partners 4th Growth Investment Fund		60,073	7,939	52,019	50,100	18,774	68,874
KTB Newlake Global Healthcare PEF		30,969	161	552	27	—	27
Shinhan-Neoplux Energy Newbiz Fund		66,213	1,002	20,575	18,016	—	18,016
Shinhan-Albatross tech investment Fund		20,677	464	12,058	10,912	—	10,912
VOGO Debt Strategy Qualified IV Private		35,919	23	5,393	1,138	—	1,138
Shinhan-Midas Donga Secondary Fund		7,902	—	72	(602)	—	(602)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		17,960	352	27,318	8,906	—	8,906
Shinhan Praxis K-Growth Global Private Equity Fund		41,193	60	1,217	669	—	669
Kiwoom Milestone Professional Private Real Estate Trust 19		49,101	38,596	2,505	(9,199)	—	(9,199)
AIP EURO Green Private Real Estate Trust No.3		219,110	79,534	52,789	47,070	—	47,070
Shinhan Global Healthcare Fund 1		43	3,507	—	(1,414)	—	(1,414)
KB NA Hickory Private Special Asset Fund		91,752	84	15,540	4,502	—	4,502
Koramco Europe Core Private Placement Real Estate Fund No.2-2		46,169	1,894	7,743	4,719	—	4,719
BNP Paribas Cardif General Insurance		140,179	78,748	61,951	(6,872)	(28)	(6,900)
Hermes Private Investment Equity Fund		33,545	8	23,536	23,486	—	23,486
Shinhan-Nvestor Liquidity Solution Fund		21,420	—	2,169	2,064	—	2,064
Shinhan AIM FoF Fund 1a		36,651	28	4,527	(1,466)	—	(1,466)
IGIS Global Credit Fund 150-1		21,625	16	3,138	1,763	—	1,763
Partner One Value up I Private Equity Fund		28,273	—	304	10,910	—	10,910

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Genesis No.1 Private Equity Fund	~~W~~	243,534	—	—	(109,494)	—	(109,494)
Korea Omega Project Fund III		18,234	—	3,154	3,093	—	3,093
Soo Delivery Platform Growth Fund		19,578	—	6,243	6,018	—	6,018
Genesis North America Power Company No.1 PEF		34,626	316	11,654	4,951	—	4,951
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		178,427	358	28,997	27,719	—	27,719
Korea Finance Security		35,044	14,966	63,693	(412)	—	(412)
MIEL CO.,LTD.		491	632	36	(56)	—	(56)
AIP Transportation Specialized Privately Placed Fund Trust #1		104,512	7,415	16,239	3,773	—	3,773
E&Healthcare Investment Fund No.6		32,615	—	17,133	(23,116)	—	(23,116)
One Shinhan Global Fund 1		15,799	41	8,276	(1,280)	—	(1,280)
Kiwoom-Shinhan Innovation Fund I		23,613	151	4,803	1,823	—	1,823
Daishin-K&T New Technology Investment Fund		25,637	66	8,639	3,171	—	3,171
Midas Asset Global CRE Debt Private Fund No.6		117,396	49	2,817	1,451	—	1,451
Samchully Midstream Private Placement Special Asset Fund 5-4		65,966	35	11,141	(4,113)	—	(4,113)
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		126,043	23	6,544	6,048	—	6,048
NH-Amundi Global Infrastructure Trust 14		61,005	1	4,134	4	—	4
Jarvis Memorial Private Investment Trust 1		10,214	4	39	35	—	35
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		55,273	19	6,500	23	—	23
Milestone Private Real Estate Fund 3		57,956	114	1,880	1,522	—	1,522

F-1
70

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Nomura-Rifa Private Real Estate Investment Trust 31	~~W~~	97,211	72,103	7,364	639	—	639
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		48,157	33	2,106	1,991	—	1,991
Cape IT Fund No.3		30,651	52	2,100	(11)	—	(11)
FuturePlay-Shinhan TechInnovation Fund 1		14,297	—	3	(342)	—	(342)
Stonebridge Corporate 1st Fund		6,718	—	1	(622)	—	(622)
Vogo Realty Partners Private Real Estate Fund V		49,842	82	2,110	(2,066)	—	(2,066)
Korea Credit Bureau		129,478	43,981	121,982	8,988	—	8,988
Goduck Gangil1 PFV Co., Ltd		301,513	317,276	88,085	(1,835)	—	(1,835)
SBC PFV Co., Ltd.		334,262	175,976	—	(4,462)	—	(4,462)
NH-amundi global infra private fund 16		297,837	193,821	25,560	14,770	—	14,770
IMM Global Private Equity Fund		362,514	3,099	50,060	24,933	—	24,933
HANA Alternative Estate Professional Private122		39,878	38	2,608	1,160	—	1,160
SH Corporate Professional Investment Type Private Security Investment Trust No.7		268,037	167,939	3,231	415	—	415
SH BNCT Professional Investment Type Private Special Asset Investment Trust		389,240	—	14,978	14,978	—	14,978
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		54,914	756	23,920	2,948	—	2,948
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,351	—	2,002	2,002	—	2,002
Sparklabs-Shinhan Opportunity Fund 1		9,372	—	—	(388)	—	(388)
BNW Tech-Innovation Private Equity Fund		20,215	513	95	(204)	—	(204)
IGIS Real-estate Private Investment Trust No.33		87,790	53,808	1,123	440	—	440

F-1
71

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
WWG Global Real Estate Investment Trust no.4	~~W~~	36,030	11	2,538	293	—	293
Goduck Gangil10 PFV Co., Ltd		253,607	261,969	—	(8,526)	—	(8,526)
Fidelis Global Private Real Estate Trust No.2		25,271	6	1,575	1,532	—	1,532
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		172,398	909	23,567	21,983	—	21,983
Shinhan Healthcare Fund 2		35	138	340	(7,310)	—	(7,310)
Pebblestone CGV Private Real Estate Trust No.1		64,667	36,415	7,147	2,350	—	2,350
Shinhan AIM Real Estate Fund No.2		79,162	1,580	9,672	(3,666)	—	(3,666)
Shinhan AIM Real Estate Fund No.1		226,809	15,901	20,209	8,467	—	8,467
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		149,702	75	4,451	4,152	—	4,152
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		70,637	236	—	(1,231)	—	(1,231)
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		26,429	33	2,310	(2,105)	—	(2,105)
Korea Omega-Shinhan Project Fund I		14,488	—	—	(1,373)	—	(1,373)
ST-Bonanja Food tech		8,650	—	3,666	3,519	—	3,519
Samsung SRA Real Estate Professional Private 45		56,083	4,564	3,833	(1,769)	—	(1,769)
IBK Global New Renewable Energy Special Asset Professional Private2		114,645	4,633	5,520	5,265	—	5,265
VS Cornerstone Fund		8,281	—	2	(132)	—	(132)
Aone Mezzanine Opportunity Professional Private		15,247	800	1,409	(18)	—	(18)
NH-Amundi US Infrastructure Private Fund2		104,374	61	6,769	5,351	—	5,351

F-17
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
KB Distribution Private Real Estate1	~~W~~	50,014	508	2,335	2,289	—	2,289
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		43,540	155	7,216	2,216	—	2,216
Kakao-Shinhan 1st TNYT Fund		29,948	133	8	(379)	—	(379)
IMM Special Situation 1-2 PRIVATE EQUITY FUND		57,965	3	4,610	4,418	—	4,418
Pacific Private Placement Real Estate Fund No.40		46,898	—	398	398	—	398
Mastern Private Real Estate Loan Fund No.2		22,453	139	549	410	—	410
LB Scotland Amazon Fulfillment Center Fund 29		44,614	37	5,177	3,345	—	3,345
JR AMC Hungary Budapest Office Fund 16		38,545	1,271	—	—	—	—
EDNCENTRAL Co.,Ltd.		94,405	96,892	1,381	(5,093)	—	(5,093)
Future-Creation Neoplux Venture Capital Fund		22,488	3,919	10,294	1,332	—	1,332
Gyeonggi-Neoplux Superman Fund		36,815	620	21,349	17,163	—	17,163
NewWave 6th Fund		48,185	—	4,009	2,434	—	2,434
KTC-NP Growth Champ 2011-2 Private Equity Fund		80,853	9,024	20,479	20,472	—	20,472
Neoplux No.3 Private Equity Fund		226,970	962	38,467	21,233	—	21,233
PCC Amberstone Private Equity Fund I		105,169	—	12,174	12,302	—	12,302
KIAMCO POWERLOAN TRUST 4TH		95,658	24	3,282	3,188	—	3,188
Mastern Opportunity Seeking Real Estate Fund II		111,276	4,692	11,332	11,274	—	11,274
AION ELFIS PROFESSIONAL PRIVATE 1		22,143	31	4,212	1,219	—	1,219
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		15,062	374	—	(312)	—	(312)
Neoplux Market-Frontier Secondary Fund		58,273	954	7,913	1,932	—	1,932
Harvest Private Equity Fund II		15,877	97	2,496	2,262	—	2,262

F-17
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Synergy Green New Deal 1st New Technology Business Investment Fund	~~W~~	34,379	—	977	(272)	—	(272)
KAIM Real-estate Private Investment Trust 20		13,125	—	125	125	—	125
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,065	12	—	—	—	—
Daishin New Technology Investment Fund 5th		18,970	30	6,903	6,778	—	6,778
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,269	75	425	195	—	195
Acurus Hyundai Investment Partners New Technology		17,642	42	6,881	6,679	—	6,679
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		60,740	59	6,767	6,637	2,339	8,976
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		60,740	59	6,767	6,637	2,339	8,976
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		134,667	94,282	6	(8,090)	—	(8,090)
SHINHAN-NEO Core Industrial Technology Fund		11,439	—	5	(499)	—	(499)
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		90,848	38	3,650	2,767	—	2,767
SIMONE Mezzanine Fund No.3		10,404	9	345	253	—	253
Eum Private Equity Fund No.7		37,495	—	—	(573)	—	(573)
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		30,434	59	10,475	10,241	—	10,241
Kiwoom Hero No.4 Private Equity Fund		20,478	29	1	(1,908)	—	(1,908)

F-17
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Vogo Canister Professional Trust Private Fund I	~~W~~	112,505	72	16,029	4,949	—	4,949
SW-S Fund		22,191	—	—	(909)	—	(909)
CL Buyout 1st PEF		64,518	159	1	(390)	—	(390)
Timefolio The Venture-V second		22,829	769	3,361	2,941	—	2,941
Newlake Growth Capital Partners2 PEF		43,187	—	290	(263)	—	(263)
Shinhan Smilegate Global PEF I		23,469	—	—	(281)	—	(281)
Fount Professional Investors Private Investment Trust No.3		10,416	17	411	394	—	394
Genesis Eco No.1 PEF		38,369	4	308	(377)	—	(377)
SHINHAN-NEO Market-Frontier 2nd Fund		58,138	513	1,466	(2,375)	—	(2,375)
NH-Synergy Core Industrial New Technology Fund		17,430	—	—	(170)	—	(170)
J& Moorim Jade Investment Fund		22,265	6	356	160	—	160
Ulmus SHC innovation investment fund		21,601	—	956	801	—	801
Mirae Asset Partners X Private Equity Fund		22,035	33	1	(398)	—	(398)
T Core Industrial Technology 1st Venture PEF		14,418	5	197	113	—	113
Curious Finale Corporate Recovery Private Equity Fund		13,346	61	1,275	1,126	—	1,126
TI First Property Private Investment Trust 1		7,654	17	156	139	—	139
MPLUS Professional Private Real Estate Fund 25		8,186	290	451	396	—	396
IBKC Global Contents Investment Fund		20,265	—	—	(235)	—	(235)
Nautic Smart No.6 Private Equity Fund		10,565	32	50	(68)	—	(68)
Premier Luminous Private Equity Fund		25,170	3	—	(375)	—	(375)
Hanyang-Meritz 1 Fund		15,423	—	—	(77)	—	(77)
KNT 2ND PRIVATE EQUITY FUND		19,133	9	5,402	5,324	—	5,324
Maple Mobility Fund		43,024	1	—	(2,930)	—	(2,930)
AVES 1st Corporate Recovery Private Equity Fund		6,215	—	—	(85)	—	(85)

F-17
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
JS Shinhan Private Equity Fund	~~W~~	130,967	1	7	(1,036)	—	(1,036)
Daishin Newgen New Technology Investment Fund 1 st		24,050	2	1	8,238	—	8,238
META ESG Private Equity Fund I		21,722	—	1	(178)	—	(178)
SWFV FUND-1		24,055	90	—	(135)	—	(135)
PHAROS DK FUND		16,349	60	—	(210)	—	(210)
Shinhan VC tomorrow venture fund 1		22,603	—	23	(397)	—	(397)
Highland 2021-8 Fund		15,000	2	—	(2)	—	(2)
Medicii 2021-3 Fund		39,217	15	—	(98)	—	(98)
Tres-Yujin Trust		20,000	11	—	(11)	—	(11)
Shinhan-Time mezzanine blind Fund		29,885	—	—	(115)	—	(115)
Capstone REITs No.26		12,223	3,433	—	—	—	—
JB Incheon-Bucheon REITS No.54		12,718	2	—	(2)	—	(2)
Hankook Smart Real Asset Investment Trust No.3		13,146	120	532	506	—	506
JB Hwaseong-Hadong REITs No.53		16,113	2	—	(2)	—	(2)
KB Oaktree Trust No.3		9,552	77	130	52	—	52
Daehan No.36 Office Asset Management Company		133,884	95,993	1,000	111	—	111
Rhinos Premier Mezzanine Private Investment Fund No.1		10,759	—	19	17	—	17
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		66,959	12	1,617	1,605	—	1,605
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		161,417	27	467	440	—	440
SKS-Yozma Fund No.1		19,915	—	1	(185)	—	(185)

(*)	Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

F-17
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying value of its interests in the associates as of December 31, 2020 and 2021 are as follows:

	2020
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	337,586	14.99	50,632	(32)	—	50,600
Songrim Partners(*1)		(62)	35.34	(22)	—	22	—
Partners 4th Growth Investment Fund		47,832	25.00	11,958	—	—	11,958
KTB Newlake Global Healthcare PEF(*2)		30,780	30.00	9,234	—	170	9,404
Daekwang Semiconductor Co., Ltd.		17,343	20.94	3,631	—	—	3,631
Shinhan-Neoplux Energy Newbiz Fund		44,590	31.66	14,470	—	—	14,470
Shinhan-Albatross tech investment Fund		27,300	49.97	13,322	—	—	13,322
Eum Private Equity Fund No.3		16	20.76	3	—	—	3
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		—	23.89	—	—	—	—
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		—	20.16	—	—	—	—
VOGO Debt Strategy Qualified INV Private		43,512	20.00	8,702	—	—	8,702
Shinhan-Midas Donga Secondary Fund		9,504	50.00	4,752	—	—	4,752
ShinHan – Soo Young Entrepreneur Investment Fund No.1		41,532	24.00	9,968	—	—	9,968
Shinhan Praxis K-Growth Global Private Equity Fund		52,707	18.87	9,945	—	—	9,945
Credian Healthcare Private Equity Fund II		17,126	34.07	5,835	—	—	5,835
Kiwoom Milestone Professional Private Real Estate Trust 19		19,835	50.00	9,918	—	—	9,918
AIP EURO Green Private Real Estate Trust No.3		98,780	21.28	21,021	—	—	21,021
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,077	44.84	2,277	—	—	2,277
Shinhan Global Healthcare Fund 1(*1)		(2,049)	4.41	(90)	—	90	—
JB Power TL Investment Type Private Placement Special Asset Fund 7		48,560	33.33	16,186	—	—	16,186
KB NA Hickory Private Special Asset Fund		93,167	37.50	34,938	—	—	34,938
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,291	44.02	18,618	—	—	18,618
BNP Paribas Cardif General Insurance		52,215	7.46	3,895	—	—	3,895
Hermes Private Investment Equity Fund		20,911	29.17	6,099	—	—	6,099
Shinhan-Nvestor Liquidity Solution Fund		18,032	24.92	4,493	—	—	4,493
Shinhan AIM FoF Fund 1a		35,040	25.00	8,760	—	—	8,760
IGIS Global Credit Fund 150-1		29,129	25.00	7,282	—	—	7,282
Soo Commerce Platform Growth Fund		4,658	24.62	1,147	—	—	1,147
Partner One Value up I Private Equity Fund		42,205	27.91	11,779	—	—	11,779
Genesis No.1 Private Equity Fund		351,329	22.80	80,113	—	—	80,113

F-17
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Korea Omega Project Fund III	~~W~~	15,141	23.53	3,563	—	—	3,563
Soo Delivery Platform Growth Fund		13,560	30.00	4,068	—	—	4,068
Genesis North America Power Company No.1 PEF		42,494	39.96	16,983	—	—	16,983
Hyungje art printing(*1)		(264)	31.54	(83)	—	83	—
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		45,350	23.33	10,582	—	—	10,582
Shinhan-Rhinos 1 Fund		11,560	22.48	2,599	—	—	2,599
Pacific Private Investment Trust No.20		13,794	21.74	2,999	—	—	2,999
Susung Mezzanine project P1 Private Investment Trust		3,220	41.31	1,345	—	—	1,345
Korea Finance Security		20,490	14.91	3,055	—	—	3,055
Multimedia Tech Co.Ltd.(*1)		(69)	21.06	(15)	—	15	—
MIEL CO.,LTD(*1)		(85)	28.77	(25)	—	25	—
AIP Transportation Specialized Privately Placed Fund Trust #1		92,353	35.73	32,993	—	—	32,993
DB Epic Convertiblebond Private Trust No.2		11,348	50.98	5,785	—	—	5,785
E&Healthcare Investment Fund No.6		72,023	21.05	15,163	—	—	15,163
One Shinhan Global Fund1		22,244	19.96	4,029	—	—	4,029
Kiwoom-Shinhan Innovation Fund I		31,938	50.00	15,969	—	—	15,969
Daishin-K&T New Technology Investment Fund		22,400	31.25	7,000	—	—	7,000
Midas Asset Global CRE Debt Private Fund No.6		115,122	41.16	47,389	—	—	47,389
Richmond Private Investment Trust No.82		25,082	60.00	15,049	—	—	15,049
Tiger Alternative Real Estate Professional Private5		37,978	48.71	18,499	—	—	18,499
Samchully Midstream Private Placement Special Asset Fund 5-4		67,141	42.92	28,818	—	—	28,818
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		327,917	20.00	65,616	—	—	65,616
NH-Amundi Global Infrastructure Trust 14		62,728	30.00	18,819	—	—	18,819
Jarvis Memorial Private Investment Trust 1		10,143	99.01	10,043	—	—	10,043
Mastern Private Private Invetstment Trust 68		18,620	53.76	10,010	—	—	10,010
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,402	60.00	35,641	—	—	35,641
Milestone Private Real Estate Fund 3		57,790	32.06	18,528	—	—	18,528
IGIS Private Real Estate Investment Trust 286		21,341	41.44	8,844	—	—	8,844
Nomura-Rifa Private Real Estate Investment Trust 31		26,849	31.31	8,407	—	—	8,407
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		62,637	21.27	13,323	—	—	13,323

F-17
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Hana Semiconductor New Technology Fund	~~W~~	99,315	24.30	24,131	—	—	24,131
J&Magnet Startup Venture Specialized Private Equity Fund		24,331	24.39	5,935	—	—	5,935
Cape IT Fund No.3		32,373	32.89	10,649	—	—	10,649
FuturePlay-Shinhan TechInnovation Fund 1		8,590	50.00	4,295	—	—	4,295
Stonebridge Corporate 1st Fund		7,341	44.12	3,239	—	—	3,239
Vogo Realty Partners Private Real Estate Fund V		50,040	21.64	10,827	—	—	10,827
Korea Credit Bureau		77,509	9.00	6,976	—	—	6,976
Goduck Gangil1 PFV Co., Ltd (*1)		(13,927)	1.04	(145)	—	145	—
SBC PFV Co., Ltd		112,795	25.00	18,208	—	—	18,208
NH-amundi global infra private fund 16		87,678	50.00	43,839	—	—	43,839
IMM Global Private Equity Fund		366,202	33.00	120,855	—	—	120,855
HANA Alternative Estate Professional Private122		39,411	75.19	29,631	—	—	29,631
Hanwha-Incus Plus New Technology Fund No.1		25,860	42.64	11,026	—	—	11,026
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		111,426	45.96	51,210	—	—	51,210
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		395,815	72.39	286,531	—	—	286,531
PSA EMP Private Equity Fund		33,856	28.99	9,814	—	—	9,814
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		56,242	52.28	29,401	—	—	29,401
BRAIN DO PROFESSIONALE PRIVATE No. 27		11,815	29.13	3,441	—	—	3,441
UI Venture Fund 7th		13,445	24.39	3,279	—	—	3,279
Sparklabs-Shinhan Opportunity Fund 1		9,760	49.50	4,832	—	—	4,832
BNW Tech-Innovation Private Equity Fund		19,906	29.85	5,942	—	—	5,942
IGIS Real-estate Private Investment Trust No.33		34,507	40.86	14,099	—	—	14,099
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust.		9,505	31.58	3,002	—	—	3,002
WWG Global Real Estate Investment Trust no.4		60,071	29.55	17,752	—	—	17,752
Fidelis Global Private Real Estate Trust No.2		24,899	78.26	19,485	—	—	19,485
IGIS PRIVATE REAL ESTATE TRUST NO.331		12,238	30.77	3,765	—	—	3,765
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		172,755	28.70	48,344	—	—	48,344
Pebblestone CGV Private Real Estate Trust No.1		27,502	48.53	13,346	—	—	13,346
Shinhan AIM Real Estate Fund No.2		74,880	30.00	22,464	—	—	22,464
Shinhan AIM Real Estate Fund No.1		223,443	21.01	46,945	—	—	46,945
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		149,611	22.02	32,944	—	—	32,944
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		71,605	29.19	20,902	—	—	20,902

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2	~~W~~	9,368	71.43	6,692	—	—	6,692
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1		16,150	30.00	4,845	—	—	4,845
Korea Omega-Shinhan Project Fund I		11,861	50.00	5,931	—	—	5,931
New Green Shinhan Mezzanine Fund		12,537	39.22	4,916	—	—	4,916
KORAMKO-Daum Professional Private Investment Trust No.12		22,583	33.33	7,528	—	—	7,528
Samsung SRA Real Estate Professional Private 45		42,665	25.00	10,666	—	—	10,666
IBK Global New Renewable Energy Special Asset Professional Private2		111,605	28.98	32,349	—	—	32,349
VS Cornerstone Fund		8,413	41.18	3,464	—	—	3,464
Aone Mezzanine Opportunity Professional Private		14,490	66.12	9,580	—	—	9,580
KiwoomUnicorn3New Technology Business Investment Fund		20,132	21.28	4,283	—	—	4,283
Multi Asset The United States Thortons Professional Private1		165,760	25.00	41,440	—	—	41,440
Kiwoom Milestone US Real Estate Professional Private20		68,434	75.27	51,512	—	—	51,512
NH-Amundi US Infrastructure Private Fund2		98,161	25.91	25,430	—	—	25,430
KB Distribution Private Real Estate1		49,513	62.00	30,698	—	—	30,698
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		71,593	28.93	20,712	—	—	20,712
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		97,164	30.00	29,149	—	—	29,149
Kakao-Shinhan 1st TNYT Fund		11,683	48.62	5,681	—	—	5,681
IMM Special Situation 1-2 PRIVATE EQUITY FUND		54,295	20.02	10,870	—	—	10,870
Pacific Private Placement Real Estate Fund No.40		47,094	24.73	11,647	—	—	11,647
Mastern Private Real Estate Loan Fund No.2		16,955	33.57	5,692	—	—	5,692
LB Scotland Amazon Fulfillment Center Fund 29		44,455	70.14	31,182	—	—	31,182
JR AMC Hungary Budapest Office Fund 16		37,469	32.57	12,204	—	—	12,204
IGIS 372 Real Estate Professional Private		200,192	28.39	56,835	—	—	56,835
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		15,636	19.00	3,830	—	—	3,830
Future-Creation Neoplux Venture Capital Fund		23,134	16.25	3,796	—	—	3,796
Gyeonggi-Neoplux Superman Fund		31,712	21.76	6,399	—	—	6,399
NewWave 6th Fund		20,501	30.00	6,150	—	—	6,150
Neoplux No.3 Private Equity Fund		102,956	10.00	10,295	—	—	10,295

F-1
80

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2020
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
PCC Amberstone Private Equity Fund I	~~W~~	103,736	21.67	22,480	—	—	22,480
KIAMCO POWERLOAN TRUST 4TH		92,794	47.37	43,955	—	—	43,955
Mastern Opportunity Seeking Real Estate Fund II		98,994	20.00	19,799	—	—	19,799
AION ELFIS PROFESSIONAL PRIVATE 1		27,642	20.00	5,528	—	—	5,528
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		15,001	29.68	4,453	—	—	4,453
Neoplux Market-Frontier Secondary Fund		54,727	19.74	11,545	—	—	11,545
Synergy Green New Deal 1st New Technology Business Investment Fund		35,527	28.17	10,008	—	—	10,008
KAIM Real-estate Private Investment Trust 20		13,254	38.46	5,098	—	—	5,098
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,896	50.00	7,948	—	—	7,948
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,000	62.50	3,125	—	—	3,125
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		45,573	97.85	44,594	—	—	44,594
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		45,573	97.85	44,594	—	—	44,594
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		48,475	25.00	15,855	—	—	15,855
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		50,394	58.82	29,644	—	—	29,644
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		70,473	30.00	21,142	—	—	21,142
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		20,134	25.00	5,034	—	—	5,034
Kiwoom Hero No.4 Private Equity Fund		22,358	21.05	4,707	—	—	4,707
Vogo Canister Professional Trust Private Fund I		119,892	36.68	43,975	—	—	43,975
Others		519,091		139,164	—	—	139,164

	~~W~~	8,101,037		2,657,250	(32)	550	2,657,768

(*1)	Other represents the adjustments of fair value when acquired.
(*2)	The adjustments for others are the unrecognized equity method for preferred stocks without voting rights issued by the invested company.

F-1
81

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	293,634	14.99	44,039	(17)	—	44,022
Songrim Partners (*1)		(62)	35.34	(22)	—	22	—
Partners 4th Growth Investment Fund		52,134	25.00	13,033	—	—	13,033
KTB Newlake Global Healthcare PEF (*1)		30,808	30.00	9,299	—	113	9,412
Shinhan-Neoplux Energy Newbiz Fund		65,211	31.66	16,032	—	—	16,032
Shinhan-Albatross tech investment Fund		20,213	50.00	10,389	—	—	10,389
VOGO Debt Strategy Qualified IV Private		35,896	20.00	7,179	—	—	7,179
Shinhan-Midas Donga Secondary Fund		7,902	50.00	3,951	—	—	3,951
ShinHan – Soo Young Entrepreneur Investment Fund No.1		17,608	24.00	4,226	—	—	4,226
Shinhan Praxis K-Growth Global Private Equity Fund		41,133	18.87	7,761	—	—	7,761
Kiwoom Milestone Professional Private Real Estate Trust 19		10,505	50.00	5,253	—	—	5,253
AIP EURO Green Private Real Estate Trust No.3		139,576	21.28	29,703	—	—	29,703
Shinhan Global Healthcare Fund 1 (*1)		(3,464)	4.41	(153)	—	153	—
KB NA Hickory Private Special Asset Fund		91,668	37.50	34,376	—	—	34,376
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,275	44.02	19,492	—	—	19,492
BNP Paribas Cardif General Insurance		61,431	5.46	3,354	—	—	3,354
Hermes Private Investment Equity Fund		33,537	29.17	9,782	—	—	9,782
Shinhan-Nvestor Liquidity Solution Fund		21,420	24.92	5,338	—	—	5,338
Shinhan AIM FoF Fund 1a		36,623	25.00	9,156	—	—	9,156
IGIS Global Credit Fund 150-1		21,609	25.00	5,402	—	—	5,402
Partner One Value up I Private Equity Fund		28,273	27.91	7,891	—	—	7,891
Genesis No.1 Private Equity Fund		243,534	22.80	55,533	—	—	55,533
Korea Omega Project Fund III		18,234	23.53	4,290	—	—	4,290
Soo Delivery Platform Growth Fund		19,578	30.00	5,873	—	—	5,873
Genesis North America Power Company No.1 PEF		34,310	40.03	13,736	—	—	13,736
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		178,069	23.33	41,549	—	—	41,549
Korea Finance Security		20,078	14.91	2,994	—	—	2,994
MIEL CO.,LTD. (*1)		(141)	28.77	(41)	—	41	—
AIP Transportation Specialized Privately Placed Fund Trust #1		97,097	35.73	34,688	—	—	34,688
E&Healthcare Investment Fund No.6		32,615	21.05	6,866	—	—	6,866
One Shinhan Global Fund 1		15,758	20.56	3,773	—	—	3,773
Kiwoom-Shinhan Innovation Fund I		23,462	50.00	11,731	—	—	11,731
Daishin-K&T New Technology Investment Fund		25,571	31.25	7,991	—	—	7,991

F-18
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Midas Asset Global CRE Debt Private Fund No.6	~~W~~	117,347	41.16	48,305	—	—	48,305
Samchully Midstream Private Placement Special Asset Fund 5-4		65,931	42.92	27,471	—	—	27,471
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		126,020	20.00	25,204	—	—	25,204
NH-Amundi Global Infrastructure Trust 14		61,004	30.00	18,301	—	—	18,301
Jarvis Memorial Private Investment Trust 1		10,210	99.01	10,109	—	—	10,109
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		55,254	60.00	33,153	—	—	33,153
Milestone Private Real Estate Fund 3		57,842	32.06	18,544	—	—	18,544
Nomura-Rifa Private Real Estate Investment Trust 31		25,108	31.31	7,902	—	—	7,902
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		48,124	21.27	10,236	—	—	10,236
Cape IT Fund No.3		30,599	32.89	10,065	—	—	10,065
FuturePlay-Shinhan TechInnovation Fund 1		14,297	50.00	7,149	—	—	7,149
Stonebridge Corporate 1st Fund		6,718	44.12	2,964	—	—	2,964
Vogo Realty Partners Private Real Estate Fund V		49,760	21.64	10,766	—	—	10,766
Korea Credit Bureau		85,497	9.00	7,695	—	—	7,695
Goduck Gangil1 PFV Co., Ltd (*1)		(15,763)	1.04	(164)	—	164	—
SBC PFV Co., Ltd. (*2)		158,286	25.00	34,581	—	(4,995)	29,586
NH-amundi global infra private fund 16		104,016	50.00	52,008	—	—	52,008
IMM Global Private Equity Fund		359,415	33.00	118,615	—	—	118,615
HANA Alternative Estate Professional Private122		39,840	74.02	29,489	—	—	29,489
SH Corporate Professional Investment Type Private Security Investment Trust No.7		100,098	45.96	49,899	—	—	49,899
SH BNCT Professional Investment Type Private Special Asset Investment Trust		389,240	72.50	282,199	—	—	282,199
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		54,158	52.28	28,312	—	—	28,312
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,351	29.13	976	—	—	976
Sparklabs-Shinhan Opportunity Fund 1		9,372	49.50	4,640	—	—	4,640
BNW Tech-Innovation Private Equity Fund		19,702	29.85	5,881	—	—	5,881

F-18
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
IGIS Real-estate Private Investment Trust No.33	~~W~~	33,982	40.86	13,884	—	—	13,884
WWG Global Real Estate Investment Trust no.4		36,019	29.55	10,644	—	—	10,644
Goduck Gangil10 PFV Co., Ltd (*1)		(8,362)	19.90	(1,664)	—	1,664	—
Fidelis Global Private Real Estate Trust No.2		25,265	78.26	19,773	—	—	19,773
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		171,489	28.70	49,217	—	—	49,217
Shinhan Healthcare Fund 2 (*1)		(103)	13.68	(14)	—	14	—
Pebblestone CGV Private Real Estate Trust No.1		28,252	48.53	13,710	—	—	13,710
Shinhan AIM Real Estate Fund No.2		77,582	30.00	23,275	—	—	23,275
Shinhan AIM Real Estate Fund No.1		210,908	21.01	44,312	—	—	44,312
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		149,627	22.02	32,948	—	—	32,948
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		70,401	29.19	20,550	—	—	20,550
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		26,396	71.43	18,855	—	—	18,855
Korea Omega-Shinhan Project Fund I		14,488	50.00	7,244	—	—	7,244
ST-Bonanja Food tech		8,650	38.83	3,359	—	—	3,359
Samsung SRA Real Estate Professional Private 45		51,519	25.00	12,880	—	—	12,880
IBK Global New Renewable Energy Special Asset Professional Private2		110,012	28.98	31,887	—	—	31,887
VS Cornerstone Fund		8,281	41.18	3,410	—	—	3,410
Aone Mezzanine Opportunity Professional Private		14,447	66.09	9,540	—	—	9,540
NH-Amundi US Infrastructure Private Fund2		104,313	25.91	27,024	—	—	27,024
KB Distribution Private Real Estate1		49,506	62.00	30,694	—	—	30,694
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		43,385	30.00	13,016	—	—	13,016
Kakao-Shinhan 1st TNYT Fund		29,815	48.62	14,497	—	—	14,497
IMM Special Situation 1-2 PRIVATE EQUITY FUND		57,962	20.00	11,593	—	—	11,593

F-18
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Pacific Private Placement Real Estate Fund No.40	~~W~~	46,898	24.73	11,598	—	—	11,598
Mastern Private Real Estate Loan Fund No.2		22,314	33.57	7,491	—	—	7,491
LB Scotland Amazon Fulfillment Center Fund 29		44,577	70.14	31,268	—	—	31,268
JR AMC Hungary Budapest Office Fund 16		37,274	32.57	12,140	—	—	12,140
EDNCENTRAL Co.,Ltd. (*1)		(2,487)	19.87	(494)	—	494	—
Future-Creation Neoplux Venture Capital Fund		18,569	16.25	3,017	—	—	3,017
Gyeonggi-Neoplux Superman Fund		36,195	21.76	7,878	—	—	7,878
NewWave 6th Fund		48,185	30.00	14,455	—	—	14,455
KTC-NP Growth Champ 2011-2 Private Equity Fund		71,829	5.56	3,990	—	—	3,990
Neoplux No.3 Private Equity Fund		226,008	10.00	22,601	—	—	22,601
PCC Amberstone Private Equity Fund I		105,169	21.67	22,790	—	—	22,790
KIAMCO POWERLOAN TRUST 4TH		95,634	47.37	45,301	—	—	45,301
Mastern Opportunity Seeking Real Estate Fund II		106,584	20.00	21,317	—	—	21,317
AION ELFIS PROFESSIONAL PRIVATE 1		22,112	20.00	4,422	—	—	4,422
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		14,688	29.68	4,360	—	—	4,360
Neoplux Market-Frontier Secondary Fund		57,319	19.74	11,313	—	—	11,313
Harvest Private Equity Fund II		15,780	22.06	3,481	—	—	3,481
Synergy Green New Deal 1st New Technology Business Investment Fund		34,379	28.17	9,684	—	—	9,684
KAIM Real-estate Private Investment Trust 20		13,125	38.46	5,048	—	—	5,048
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,053	50.00	7,527	—	—	7,527
Daishin New Technology Investment Fund 5th		18,940	23.44	4,439	—	—	4,439
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,194	62.50	3,247	—	—	3,247
Acurus Hyundai Investment Partners New Technology		17,600	26.79	4,714	—	—	4,714
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		60,681	97.10	63,944	—	—	63,944
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		60,681	97.10	63,944	—	—	63,944

F-18
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	~~W~~	40,385	25.00	14,778	—	—	14,778
SHINHAN-NEO Core Industrial Technology Fund		11,439	49.75	5,691	—	—	5,691
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		90,810	30.00	27,243	—	—	27,243
SIMONE Mezzanine Fund No.3		10,395	29.38	3,054	—	—	3,054
Eum Private Equity Fund No.7		37,495	21.00	7,873	—	—	7,873
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		30,375	25.00	7,594	—	—	7,594
Kiwoom Hero No.4 Private Equity Fund		20,449	21.05	4,305	—	—	4,305
Vogo Canister Professional Trust Private Fund I		112,433	36.53	41,072	—	—	41,072
SW-S Fund		22,191	30.30	6,724	—	—	6,724
CL Buyout 1st PEF		64,359	21.43	13,791	—	—	13,791
Timefolio The Venture-V second		22,060	20.73	4,572	—	—	4,572
Newlake Growth Capital Partners2 PEF		43,187	29.91	12,921	—	—	12,921
Shinhan Smilegate Global PEF I		23,469	14.21	3,336	—	—	3,336
Fount Professional Investors Private Investment Trust No.3		10,399	49.98	5,197	—	—	5,197
Genesis Eco No.1 PEF		38,365	29.01	11,130	—	—	11,130
SHINHAN-NEO Market-Frontier 2nd Fund		57,625	42.70	24,606	—	—	24,606
NH-Synergy Core Industrial New Technology Fund		17,430	36.93	6,437	—	—	6,437
J& Moorim Jade Investment Fund		22,259	24.89	5,540	—	—	5,540
Ulmus SHC innovation investment fund		21,601	24.04	5,192	—	—	5,192
Mirae Asset Partners X Private Equity Fund		22,002	35.71	7,858	—	—	7,858
T Core Industrial Technology 1st Venture PEF		14,413	31.47	4,535	—	—	4,535
Curious Finale Corporate Recovery Private Equity Fund		13,285	27.78	3,690	—	—	3,690
TI First Property Private Investment Trust 1		7,637	40.00	3,055	—	—	3,055
MPLUS Professional Private Real Estate Fund 25		7,896	41.67	3,290	—	—	3,290
IBKC Global Contents Investment Fund		20,265	24.39	4,943	—	—	4,943
Nautic Smart No.6 Private Equity Fund		10,533	37.74	3,974	—	—	3,974
Premier Luminous Private Equity Fund		25,167	27.78	6,991	—	—	6,991
Hanyang-Meritz 1 Fund		15,423	22.58	3,483	—	—	3,483
KNT 2ND PRIVATE EQUITY FUND		19,124	21.74	4,157	—	—	4,157
Maple Mobility Fund		43,023	20.18	8,683	—	—	8,683

F-18
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value

AVES 1st Corporate Recovery Private Equity Fund	~~W~~	6,215	76.19	4,736	—	—	4,736
JS Shinhan Private Equity Fund		130,966	3.85	5,037	—	—	5,037
Daishin Newgen New Technology Investment Fund 1 st		24,048	50.60	12,169	—	—	12,169
META ESG Private Equity Fund I		21,722	27.40	5,677	—	—	5,677
SWFV FUND-1		23,965	40.25	9,646	—	—	9,646
PHAROS DK FUND		16,289	24.24	3,949	—	—	3,949
Shinhan VC tomorrow venture fund 1		22,603	39.62	9,042	—	—	9,042
Highland 2021-8 Fund		14,998	32.67	4,899	—	—	4,899
Medicii 2021-3 Fund		39,202	24.81	9,728	—	—	9,728
Tres-Yujin Trust		19,989	50.00	9,995	—	—	9,995
Shinhan-Time mezzanine blind Fund		29,885	50.00	14,942	—	—	14,942
Capstone REITs No.26		8,790	50.00	4,395	—	—	4,395
JB Incheon-Bucheon REITS No.54		12,716	39.31	4,999	—	—	4,999
Hankook Smart Real Asset Investment Trust No.3		13,026	33.33	4,342	—	—	4,342
JB Hwaseong-Hadong REITs No.53		16,111	31.03	4,999	—	—	4,999
KB Oaktree Trust No.3		9,475	33.33	3,159	—	—	3,159
Daehan No.36 Office Asset Management Company (*1)		37,891	48.05	18,206	—	3,294	21,500
Rhinos Premier Mezzanine Private Investment Fund No.1		10,759	27.93	3,005	—	—	3,005
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		66,947	29.73	19,903	—	—	19,903
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		161,390	24.85	40,105	—	—	40,105
SKS-Yozma Fund No.1		19,915	29.85	5,945	—	—	5,945
Others		666,941		367,840	—	1,492	369,332

	~~W~~	8,508,993		2,911,306	(17)	2,456	2,913,745

(*1)	Other represents the adjustments of fair value when acquired.
(*2)	The adjustments for others are the unrecognized equity method for preferred stocks without voting rights issued by the invested company.

F-18
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

(e)	The unrecognized equity method losses as of and for the years ended December 31, 2020 and 2021 are as follows:

	2020
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Songrim Partners.	~~W~~	—	(22)
Multimedia Tech Co. Ltd		(15)	(15)
Hyungje art printing		(83)	(83)
MIEL CO., LTD		(25)	(25)
Goduck Gangil1 PFV Co., Ltd		(145)	(145)

	~~W~~	(268)	(290)

	2021
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Songrim Partners.	~~W~~	—	(22)
MIEL CO., LTD		(16)	(41)
Goduck Gangil1 PFV Co., Ltd		(19)	(164)
Goduck Gangil10 PFV Co., Ltd		(1,664)	(1,664)
Shinhan Global Healthcare Fund 1		(153)	(153)
Shinhan Global Healthcare Fund 2		(14)	(14)
EDNCENTRAL Co., Ltd.		(494)	(494)

	~~W~~	(2,360)	(2,552)

16.	Investment properties

(a)	Investment properties as of December 31, 2020 and 2021 are as follows:

	2020		2021
Acquisition cost	~~W~~	767,118	852,458
Accumulated depreciation		(151,883)	(177,067)

Carrying value	~~W~~	615,235	675,391

(b)	Changes in investment properties for the years ended December 31, 2020 and 2021 are as follows:

	2020		2021
Beginning balance	~~W~~	488,610	615,235
Acquisition		244,100	8,292
Disposal		(92,337)	(2,279)
Depreciation		(20,165)	(21,616)
Amounts transferred from (to) property and equipment		(4,064)	73,773
Amounts transferred from (to) assets held for sale(*)		(910)	2,238
Foreign currency adjustment		1	(252)

Ending balance	~~W~~	615,235	675,391

(*)	Comprise land and buildings, etc.

F-18
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investment properties (continued)

(c)	Income and expenses on investment property for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Rental income	~~W~~	43,777	23,890	35,887
Direct operating expenses for investment properties that generated rental income		12,107	11,951	12,033

(d)	The fair value of investment property as of December 31, 2020 and 2021 is as follows:

	2020		2021
Land and buildings (*)	~~W~~	1,254,149	1,374,389

(*)
Fair value of investment properties is estimated based in the recent market transaction conditions with an independent third party and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

17.	Other assets

(a)	Other assets as of December 31, 2020 and 2021 are as follows:

	2020		2021
Accounts receivable	~~W~~	12,511,880	12,754,436
Domestic exchange settlement debit		4,055,744	6,700,373
Guarantee deposits		1,145,045	1,077,644
Accrued income		2,535,847	2,655,894
Prepaid expense		202,218	491,950
Provisional payments		183,935	295,149
Sundry assets		106,341	88,797
Separate account assets		9,267,722	9,501,135
Advance payments		203,023	207,128
Unamortized deferred acquisition cost		979,942	954,949
Leased assets		1,016,013	1,395,334
Others		102,913	125,815
Discounted present value		(33,062)	(30,614)
Allowances for credit loss of other assets		(82,895)	(244,236)

	~~W~~ 32,194,666		35,973,754

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

17.	Other assets (continued)

(b)	Changes in unamortized deferred acquisition cost by insurance type for the year ended December 31, 2020 and 2021 are as follows:

	2020
	Beginning balance		Acquisition cost incurred			Amortization	Ending balance
			Cost	Expensed	Deferral
Individual insurance
Pure endowment insurance	~~W~~	67,856	11,602	(6,450)	5,152	(35,504)	37,504
Death insurance		834,415	771,973	(298,355)	473,618	(375,111)	932,922
Endowment insurance		4,764	19,024	(11,001)	8,023	(3,862)	8,925

		907,035	802,599	(315,806)	486,793	(414,477)	979,351
Group insurance
Pure protection		833	343	(164)	179	(421)	591

	~~W~~	907,868	802,942	(315,970)	486,972	(414,898)	979,942

	2021
	Beginning balance		Acquisition cost incurred			Amortization	Ending balance
			Cost	Expensed	Deferral
Individual insurance
Pure endowment insurance	~~W~~	37,504	12,386	(3,680)	8,706	(23,468)	22,742
Death insurance		932,922	655,210	(278,147)	377,063	(393,942)	916,043
Endowment insurance		8,925	19,703	(8,382)	11,321	(4,477)	15,769

		979,351	687,299	(290,209)	397,090	(421,887)	954,554
Group insurance
Pure protection		591	170	(64)	106	(302)	395

	~~W~~	979,942	687,469	(290,273)	397,196	(422,189)	954,949

18.	Leases

(a)	Gross investment and present value of minimum lease payment of finance lease as of December 31, 2020 and 2021 are as follows:

	2020
	Gross investment		Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	678,790	73,230	605,560
1 ~ 2 years		527,757	43,701	484,056
2 ~ 3 years		391,447	21,169	370,278
3 ~ 4 years		219,040	6,089	212,951
4 ~ 5 years		93,975	432	93,543
Later than 5 years		6,320	53	6,267

	~~W~~	1,917,329	144,674	1,772,655

(*)	Interest income on finance lease receivables recognized for the year ended December 31, 2020 is ~~W~~ 76,742 million.

F-1
90

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

18.	Leases (continued)

	2021
	Gross investment		Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	635,826	65,349	570,477
1 ~ 2 years		470,800	39,631	431,169
2 ~ 3 years		308,999	18,738	290,261
3 ~ 4 years		191,257	6,606	184,651
4 ~ 5 years		113,638	4,417	109,221
Later than 5 years		5,170	32	5,138

	~~W~~	1,725,690	134,773	1,590,917

(*)	Interest income on finance lease receivables recognized for the year ended December 31, 2021 is ~~W~~ 60,475 million.

(b)	Minimum lease payment receivable schedule for lease contracts of the Group as lessor as of December 31, 2020 and 2021 are as follows:

i)	Finance lease

	2020
	Minimum lease payment		Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	678,790	73,230	605,560
1 ~ 2 years		527,757	43,701	484,056
2 ~ 3 years		391,447	21,169	370,278
3 ~ 4 years		219,040	6,089	212,951
4 ~ 5 years		93,975	432	93,543
Later than 5 years		6,320	53	6,267

	~~W~~	1,917,329	144,674	1,772,655

	2021
	Minimum lease payment		Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	635,826	65,349	570,477
1 ~ 2 years		470,800	39,631	431,169
2 ~ 3 years		308,999	18,738	290,261
3 ~ 4 years		191,257	6,606	184,651
4 ~ 5 years		113,638	4,417	109,221
Later than 5 years		5,170	32	5,138

	~~W~~	1,725,690	134,773	1,590,917

F-1
91

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

18.	Leases (continued)

ii)	Operating lease

	Minimum lease payment
	2020		2021
Not later than 1 year	~~W~~	276,590	371,521
1 ~ 2 years		233,443	320,603
2 ~ 3 years		182,261	251,720
3 ~ 4 years		124,556	147,134
4 ~ 5 years		52,997	53,879
Later than 5 years		95,414	94,143

	~~W~~	965,261	1,239,000

(c)	Changes in operating lease assets for the years ended December 31, 2020 and 2021 are as follows:

	2020		2021
Beginning balance	~~W~~	549,741	1,014,300
Acquisition		681,607	691,192
Disposal		(54,042)	(54,721)
Depreciation		(163,006)	(257,033)

Ending balance	~~W~~	1,014,300	1,393,738

(d)	The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2020 and 2021 are as follows:

	2020
	Acquisition cost		Accumulated depreciation	Carrying value
Real estate	~~W~~	953,135	(396,716)	556,419
Vehicle		36,680	(16,059)	20,621
Others		26,368	(12,991)	13,377

	~~W~~	1,016,183	(425,766)	590,417

	2021
	Acquisition cost		Accumulated depreciation	Carrying value
Real estate	~~W~~	1,153,021	(578,980)	574,041
Vehicle		45,670	(23,821)	21,849
Others		30,478	(18,241)	12,237

	~~W~~	1,229,169	(621,042)	608,127

F-19
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

18.	Leases (continued)

(e)	The details of the changes in the right-of-use assets for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	1,077,803	21,994	12,999	1,112,796
Acquisition		286,981	12,556	6,421	305,958
Disposal		(21,763)	(2,394)	(16)	(24,173)
Depreciation (*)		(268,376)	(11,625)	(6,027)	(286,028)
Substitution		(513,437)	—	—	(513,437)
Effects of foreign currency movements		(5,375)	(5)	—	(5,380)
Business combination (Note 47)		586	95	—	681

Ending balance	~~W~~	556,419	20,621	13,377	590,417

	2021
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	556,419	20,621	13,377	590,417
Acquisition		295,228	17,524	4,173	316,925
Disposal		(22,829)	(4,070)	(31)	(26,930)
Depreciation (*)		(271,895)	(12,408)	(5,282)	(289,585)
Effects of foreign currency movements		17,118	182	—	17,300

Ending balance	~~W~~	574,041	21,849	12,237	608,127

(*)	Included in general administrative expense and other operating income(expense) of the consolidated statements of comprehensive income.

(f)	The details of the maturity of the lease liability as of December 31, 2020 and 2021 are as follows:

	2020
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	22,560	36,746	49,746	90,057	287,932	69,083	556,124
Vehicle		3,404	1,840	2,490	4,765	11,632	—	24,131
Others		520	806	1,203	2,031	9,345	1	13,906

	~~W~~	26,484	39,392	53,439	96,853	308,909	69,084	594,161

	2021
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	22,890	33,950	46,532	82,467	266,299	121,360	573,498
Vehicle		4,496	1,935	2,536	4,718	12,298	513	26,496
Others		465	650	1,124	2,205	8,226	26	12,696

	~~W~~	27,851	36,535	50,192	89,390	286,823	121,899	612,690

(*)	The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

F-19
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

18.	Leases (continued)

(g)	The lease payments for low-value assets and short-term leases for the years ended December 31, 2020 and 2021 are as follows:

	2020		2021
Low-value assets	~~W~~	6,181	5,885
Short-term lease (*)		836	766

Total	~~W~~	7,017	6,651

(*)	The payments for leases with terms less than 1 month are included.

19.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2020 and 2021 are as follows:

	2020		2021	Reasons for collateral
Securities:
Securities at FVTPL	~~W~~	15,328,573	14,944,525	Customer RP, etc
Securities at FVOCI		4,058,033	3,244,232	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc
Securities at amortized cost		14,516,567	16,284,795	Borrowings, Settlement security for Bank of Korea, Customer RP, etc

		33,903,173	34,473,552

Deposits at amortized cost		784,626	958,206	Borrowings, etc
Property and Equipment (real estate)		301,098	300,352	Establishing the right to collateral security, etc
Other financial assets		355	—	Performance guarantee, etc

	~~W~~	34,989,252	35,732,110

(*)
The carrying values of assets pledged that the pledgees have the right to sell or re-pledge
regardless of the Group’s default as of December 31, 2020 and 2021 are

~~W~~

11,190,218 million and

~~W~~

11,017,362 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or re-pledge regardless of the pledger’s default as of December 31, 2020 and 2021 are as follows:

	2020			2021
	Assets received as collateral		The fair value of collateral sold or re-provided as collateral	Assets received as collateral	The fair value of collateral sold or re-provided as collateral
Securities	~~W~~	2,871,910	—	2,163,744	—

F-19
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

20.	Deposits
Deposits as of December 31, 2020 and 2021 are as follows:

	2020		2021
Demand deposits:
Korean won	~~W~~	132,444,929	151,787,483
Foreign currencies		16,280,268	20,320,241

		148,725,197	172,107,724

Time deposits:
Korean won		137,719,464	140,651,250
Foreign currencies		20,114,427	20,847,651

		157,833,891	161,498,901

Certificates of deposits		5,946,704	16,576,536
Discount note deposits		6,226,937	5,818,001
CMA		4,006,319	5,246,478
Others		3,677,820	3,649,035

	~~W~~	326,416,868	364,896,675

21.	Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss as of December 31, 2020 and 2021 are as follows:

	2020		2021
Securities sold:
Stocks	~~W~~	387,857	275,451
Bonds		503,920	505,202
Others		5,352	7,114

		897,129	787,767
Gold/silver deposits		539,565	581,458

	~~W~~	1,436,694	1,369,225

22.	Financial liabilities designated at fair value through profit or loss

(a)	Financial liabilities designated at fair value through profit or loss as of December 31, 2020 and 2021 are as follows:

	2020		2021	Reason for designation
Equity-linked securities sold	~~W~~	6,556,288	5,795,071	Compound financial instrument
Securities sold with embedded derivatives		1,899,436	2,228,799	”

	~~W~~	8,455,724	8,023,870

(*)	The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of IFRS 9 as financial liabilities at fair value through profit or loss.

F-19
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

22.	Financial liabilities designated at fair value through profit or loss (continued)

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to
~~W~~
8,023,870 million as of December 31, 2021. Decrease in values of the liability due to credit risk changes is
~~W~~
1,526 million for the year ended December 31, 2021 and the accumulated changes in values are
~~W~~
(-)2,506 million as of December 31, 2021.

(b)
The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of December 31, 2020 and 2021 are as follows:

	2020		2021
Expiration payment	~~W~~	7,568,498	7,325,678
Carrying value		8,455,724	8,023,870

Difference from carrying value	~~W~~	(887,226)	(698,192)

23.	Borrowings
Borrowings as of December 31, 2020 and 2021 are as follows:

	2020			2021
	Interest rate (%)	Amount		Interest rate (%)	Amount
Borrowings denominated in Korean won:
Borrowings from Bank of Korea	0.25	~~W~~	5,351,110	0.25	~~W~~	5,278,331
Others	0.00~6.20		16,375,272	0.00~3.93		18,412,343

			21,726,382			23,690,674

Borrowings denominated in foreign currencies:
Overdraft due from banks	0.00		71,309	0.00~0.30		42,434
Borrowings from banks	0.00~8.00		5,423,571	(0.49)~12.29		5,292,872
Others	0.00~12.45		1,538,021	0.00~11.25		1,890,291

			7,032,901			7,225,597

Call money	0.35~0.55		1,760,042	(0.30)~1.52		1,534,611
Bill of sale	0.00~1.10		10,706	0.00~1.47		9,032
Bonds sold under repurchase agreements:	0.00~5.15		11,065,584	0.00~6.25		10,709,115
Deferred origination costs			(1,551)			(1,964)

		~~W~~	41,594,064		~~W~~	43,167,065

F-19
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

24.	Debt securities issued
Debt securities issued as of December 31, 2020 and 2021 are as follows:

	2020			2021
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in Korean won:
Debt securities issued	0.67~8.00	~~W~~	59,816,756	0.79~8.00	~~W~~	64,419,771
Subordinated debt securities issued	2.20~4.60		4,370,125	2.20~4.60		5,030,125
Gain on fair value hedges	—		(63,652)	—		(122,069)
Discount on debt securities issued	—		(39,309)	—		(38,845)

			64,083,920			69,288,982

Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.59		7,182,619	0.25~7.59		7,462,087
Subordinated debt securities issued	3.34~5.10		3,598,624	3.34~5.10		3,307,306
Loss on fair value hedges	—		309,880	—		130,392
Discount on debt securities issued	—		(40,649)	—		(39,404)

			11,050,474			10,860,381

		~~W~~	75,134,394		~~W~~	80,149,363

25.	Defined benefit plans
(a) Defined benefit plan assets and obligations
The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.
Defined benefit obligations and plan assets as of December 31, 2020 and 2021 are as follows:

	2020		2021
Present value of defined benefit obligations	~~W~~	2,182,464	2,205,869
Fair value of plan assets		(2,138,324)	(2,296,685)

Recognized liability (asset) for defined benefit obligations (*)	~~W~~	44,140	(90,816)

(*)
The liability for defined benefit obligation of
~~W~~
44,140 million as of December 31, 2020 is the net defined benefit liabilities of
~~W~~
62,514 million less the net defined assets of
~~W~~
18,374 million. In addition, the asset for defined benefit obligation of
~~W~~
90,816 million as of December 31, 2021 is the net defined benefit assets of
~~W~~
142,020 million less the net defined liabilities of
~~W~~
51,204 million.

F-19
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

25.	Defined benefit plans (continued)

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Defined benefit obligation		Plan assets	Net defined benefit liability (asset)
Beginning balance	~~W~~	2,063,102	(1,943,644)	119,458
Included in profit or loss:
Current service cost		179,390	—	179,390
Past service cost		9,069	—	9,069
Interest expense (income)		57,674	(55,466)	2,208
Settlement expense		(306)	—	(306)

		245,827	(55,466)	190,361

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		18	—	18
Financial assumptions		(44,424)	—	(44,424)
Experience adjustment		2,957	—	2,957
- Return on plan assets excluding interest income		—	20,027	20,027

		(41,449)	20,027	(21,422)

Other:
Benefits paid by the plan		(83,614)	77,567	(6,047)
Contributions paid into the plan		(268)	(239,570)	(239,838)
Settlement gain or loss		(2,695)	4,053	1,358
Business combination (Note 47)		2,139	(1,291)	848
Effect of changes in foreign exchange rates		(578)	—	(578)

		(85,016)	(159,241)	(244,257)

Ending balance	~~W~~	2,182,464	(2,138,324)	44,140

(*)	Profit and loss related to defined benefit plans are all included in the general administrative expense.

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

25.	Defined benefit plans (continued)

	2021
	Defined benefit obligation		Plan assets	Net defined benefit liability (asset)
Beginning balance	~~W~~	2,182,464	(2,138,324)	44,140
Included in profit or loss:
Current service cost		179,751	—	179,751
Past service cost		2,570	—	2,570
Interest expense (income)		64,729	(64,759)	(30)
Settlement income		(4,844)	—	(4,844)

		242,206	(64,759)	177,447

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		(1,642)	—	(1,642)
Financial assumptions		(87,406)	2,421	(84,985)
Experience adjustment		(5,450)	—	(5,450)
- Return on plan assets excluding interest income		—	32,720	32,720

		(94,498)	35,141	(59,357)

Other:
Benefits paid by the plan		(127,493)	120,347	(7,146)
Succession through related party transactions		5,135	—	5,135
Contributions paid into the plan		(10)	(249,099)	(249,109)
Settlement gain or loss		(2,231)	9	(2,222)
Effect of changes in foreign exchange rates		296	—	296

		(124,303)	(128,743)	(253,046)

Ending balance	~~W~~	2,205,869	(2,296,685)	(90,816)

(*)	Profit and loss related to defined benefit plans are all included in the general administrative expense.

(c)	The composition of plan assets as of December 31, 2020 and 2021 are as follows:

	2020		2021
Plan assets comprise:
Equity securities	~~W~~	74,631	—
Debt securities		23,713	43,607
Due from banks		1,900,963	1,915,361
Others		139,017	337,717

	~~W~~	2,138,324	2,296,685

F-1
99

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

25.	Defined benefit plans (continued)

(d)	Actuarial assumptions as of December 31, 2020 and 2021 are as follows:

	2020	2021	Description
Discount rate	2.68%~3.30%	3.19%~3.77%	AA0 corporate bond yields
Future salary increase rate	1.90%~4.00% + Upgrade rate	1.98%~5.00% + Upgrade rate	Average for 5 years
Weighted average maturity	7.6 years~ 15.4 years	7.4 years~ 14.8 years

(e)	Sensitivity analysis
As of December 31, 2020 and 2021, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	2020
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(207,093)	233,570
Future salary increase rate (1%p movement)		232,892	(210,305)

	2021
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(197,174)	216,226
Future salary increase rate (1%p movement)		216,450	(200,843)

(f)	The Group’s estimated contribution is ~~W~~ 182,632 million as of December 31, 2022.

26.	Provisions

(a)	Provisions as of December 31, 2020 and 2021 are as follows:

	2020		2021
Asset retirement obligations	~~W~~	65,659	82,123
Expected loss related to litigation		12,468	9,693
Unused credit commitments		305,719	300,008
Guarantee contracts issued		83,851	81,922
Financial guarantee contracts issued		61,895	55,344
Non-financial guarantee contracts issued		21,956	26,578
Others (*)		337,039	693,110

	~~W~~	804,736	1,166,856

(*)
As of December 31, 2020 and 2021, the Group recognizes a provision of
~~W~~
211,365 million and
~~W~~
518,955 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds.

F-
200

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

26.	Provisions (continued)

(b)	Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Unused credit commitments				Financial guarantee contracts issued			Total
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning balance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599
Transfer (from)to 12 months expected credit loss		63,818	(55,295)	(8,523)	2,059	(2,059)	—	—
Transfer (from)to life time expected credit loss		(9,883)	11,365	(1,482)	(3,951)	3,951	—	—
Transfer (from)to impaired financial asset		(244)	(875)	1,119	—	—	—	—
Provided (reversed)		(20,377)	65,455	(1,564)	8,258	1,845	(822)	52,795
Change in foreign exchange rate		(1,195)	(352)	—	(1,335)	(223)	(49)	(3,154)
Others (*)		—	—	—	(18,948)	(1,748)	70	(20,626)

Ending balance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614

(*)	Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

	2021
	Unused credit commitments				Financial guarantee contracts issued			Total
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning balance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614
Transfer (from)to 12 months expected credit loss		63,335	(63,249)	(86)	2,931	(2,931)	—	—
Transfer (from)to life time expected credit loss		(11,889)	11,917	(28)	(3,621)	3,621	—	—
Transfer (from)to impaired financial asset		(274)	(939)	1,213	—	—	—	—
Provided (reversed)		(66,373)	58,188	(610)	(581)	(178)	5	(9,549)
Change in foreign exchange rate		1,964	1,077	—	1,910	534	—	5,485
Others (*)		(337)	380	—	(6,582)	(1,672)	13	(8,198)

Ending balance	~~W~~	150,573	147,511	1,924	48,607	6,709	28	355,352

(*)	Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

F-
201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

26.	Provisions (continued)

(c)	Changes in provisions for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Asset retirement		Litigation	Guarantee	Other	Total
Beginning balance	~~W~~	64,922	8,789	25,583	119,131	218,425
Provision(reversal)		898	4,317	(2,709)	261,983	264,489
Provision used		(2,463)	(638)	—	(46,654)	(49,755)
Change in foreign exchange rate		(3)	—	(1,030)	570	(463)
Others (*)		2,305	—	112	1,814	4,231
Business combination (Note 47)		—	—	—	195	195

Ending balance	~~W~~	65,659	12,468	21,956	337,039	437,122

(*)	Others include increase in provisions based on the present value and the effect of changes in discount rate over the period.

	2021
	Asset retirement		Litigation	Guarantee	Others	Total
Beginning balance	~~W~~	65,659	12,468	21,956	337,039	437,122
Provision(reversal)		8,185	2,552	3,457	350,090	364,284
Provision used		(3,793)	(5,327)	—	(37,604)	(46,724)
Change in foreign exchange rate		4	—	1,265	(1,314)	(45)
Others (*)		12,068	—	(100)	44,899	56,867

Ending balance	~~W~~	82,123	9,693	26,578	693,110	811,504

(*)	Others include increase in provisions based on the present value and the effect of changes in discount rate over the period.

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

(e)	Allowance for guarantees and acceptances as of December 31, 2020 and 2021 are as follows:

	2020		2021
Outstanding guarantees and acceptances	~~W~~	10,249,827	10,540,968
Contingent guarantees and acceptances		3,433,953	4,670,771
ABS and ABCP purchase commitments		1,604,958	1,525,768
Endorsed bill		1,650	8,199

	~~W~~	15,290,388	16,745,706

Allowance for loss on guarantees and acceptances	~~W~~	83,851	81,922
Ratio		%0.55	0.49

F-20
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts

(a)	Overview of the insurance risk
i) Insurance risk and reinsurance
Insurance risk is the possibility of insured events to occur, and it refers to an uncertainty of the amount and the timing of claims that incurred as an occurrence of the insured event. The main risks faced by insurance contracts include the risk of actual claims or benefits exceeding insurance liability. These risks may arise due to following reasons:
① Frequency risk
The risk of actual number of claims being different from the number of claims anticipated by the insurer.
② Depth risk
The risk of an actual amount of claims being different from the expected amount of claims anticipated by the insurer.
As there are more numbers of insurance contracts that are empirically similar or are diversified, it is less likely to have abnormal effects from some of the contracts. The Group is trying to form a sufficiently diversified group of contracts considering these points when acquiring a contract. Insurance risk includes a lack of risk diversification and is related to geographical area, the characteristics of policyholders as well as diversification of the form or the size of the risk.
If the insurance covers death, the frequency, or the death rates are mostly affected by natural causes, while other causes may include eating habits, smoking and exercise habits etc. If the insurance provides lifetime coverage, the survival rates may rise due to developments of medical technology or enhancements in social conditions. Insured events of life insurance include not only death of the policyholder (the insured person), but also survival, disability and hospitalization.
The Group basically divides the entity’s insurance products into individual and group insurance depending on the characteristics of the policyholder. Group insurance refers to a contract in which the insured person belongs to an organization of a certain or a larger size, and he/she is the representative of that organization. Group insurance can largely be divided into pure protection and savings insurance. Pure protection insurance refers to insurance in which the amount of claim paid for survival does not exceed the premiums paid, and savings insurance is defined as insurance in which the amount of claim paid for survival exceeds the premium paid. Individual insurance can largely be divided into death insurance which considers death of a policyholder as an insured event, pure endowment insurance which considers a survival of a certain period of time as an insured event, and endowment insurance which is a combination of pure endowment and death insurance.
Life insurance products can also be divided into fixed rate insurance which guarantees fixed interest rates, a floating rate insurance which is accreted at variable interest rates, and a dividend-paying insurance based on interest rate application scheme.
For fixed rate products, interest rates expected at the beginning of the insurance contract do not vary till the end of the contract. Hence, if the return on assets or market rates are lower than the expected rates, the entity will bear the interest rate risk. On the other hand, for floating rate products, net premium is divided into guarantees and reserves portion. For guarantees portion, fixed interest rate is applied while for reserves portion, floating interest rates are applied to the reserves based on return on assets. As a result, though

F-20
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

hedging may be possible for some interest rate risks, as the minimum guaranteed rate is fixed for reserves, interest rate risks will be borne in accordance with the changes in return on assets.
To manage the uncertainty of the amount and timing of the claims arising due to occurrences of insured events, that is, an insurance risk, the Group uses an acquisition and a reinsurance strategy.
① Acquisition strategy
Acquisition strategy is a strategy to diversify the types of risks or the level of claims. For example, an entity can manage each mortality risk and survival risk in a balanced manner. In addition, the policyholder’s choice of a regular check-up
is one of the main acquisition strategies.
② Reinsurance strategy
The Group’s reinsurer risk is based on the insurance contracts acquired and may be the amount of risks per contract or the total amount of risks based on number of contracts or insured person. In principle, reinsurance is applied in excess of risk insurance premiums, but other methods can be used to the extent recognized by relevant laws and regulations, where necessary. The limit of holding reinsurance is determined by considering the assets, types of contracts, risk level, contract selecting technology of the Group.
Insurance risk can also be affected by the policyholder’s right to reduce premiums or not paying in premiums in full by terminating the contract or exercising a conversion of pension rights. As a result, insurance risk is likely to be affected by the actions and decisions of the policyholders. The insurance risk of the Group may be estimated under the assumption that the policyholder makes reasonable decisions. For instance, people with bad health will have lower intentions to terminate the contract which provides insurance over death, rather than those with good health. These factors are also reflected in the assumptions of evaluating the insurance liability of the Group.
ii) Discretionary participation features
The discretionary participation feature is a contractual right to receive additional benefits with the following characteristics in addition to the benefits that policyholders or investors have unconditional rights and meets all the three criteria below. The premiums for investment contracts without discretionary participation features are recognized as deposits, and premiums for investment contracts with discretionary participation features are recognized as profits or losses, like insurance contracts.
① they are expected to be a significant portion of the total contractual benefits;
② the timing or amount of which are contractually at the discretion of the issuer; and
③ they are contractually based on:
i) the returns on a specified pool of contracts or a specified type of contract; or
ii) realized and/or unrealized investment returns on a specified pool of assets held by the issuer; or
iii) the profit or loss of the entity or fund that issues the contract.
The investment contracts held by the Group meets all the above criteria, hence they do include discretionary participation features.

F-20
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

If the expected base rate of interest and the actual base rate of interest match, income and expenses are balanced through insurance contracts, so that premiums are not excessively insufficient. However, when calculating premiums, the expected mortality rate, interest rate, and operating expense ratios change due to changes in risk rates or economic conditions, which will result to differences with the actual premiums. These differences constitute the profits and losses of the Group and will consist of profit or loss from the differences in risk rate, interest rate and operating expense depending on the source of occurrence.
In case of contracts with discretionary participation features, it reduces risk as participation features are shared among the policyholder and the Group for the below sources of profit or loss.
① Profit or loss due to differences in mortality rates
It occurs due to the difference between the expected and the actual mortality rate. For death insurance, if the actual mortality rate is lower than the expected mortality rate, profits occur, and for the opposite case, losses occur.
② Profit or loss due to differences in interest rates
It occurs due to the difference between the expected and the actual interest rate. If the actual operating return on assets is higher than the expected interest rate, profits occur, and for the opposite case, losses occur.
③ Profit or loss due to differences in operating expenses
It is caused by the difference between the expected and the actual operating expenses ratio. If the actual operating expenses are lower than the expected operating expenses, profits occur, and for the opposite case, losses occur.
As seen above, the source of the profits being generated when the expected base rate used by the Group in calculating the insurance premiums is different from the actual rate is within the premium which has been roughly calculated, hence the profits must be returned to the policyholder. This type of amount being distributed is called the policyholder dividend and is distinguished from the shareholder dividend.
At the end of each reporting period, the Group adds to existing policy reserve and divides the remaining amount into dividend or non-dividend
insurance gains and losses, and capital gains and losses.
Non-dividend
insurance gains and losses and capital gains and losses are treated as shareholders’ interest, shareholders’ interest in dividend insurance profits are less than 10/100, and the remaining portion is treated as policyholder’s interest. Policyholders’ interest may not be used or accumulated for any purpose other than financial resources for policyholder dividends and the purpose of accumulating reserves for loss from participating insurance.
Policyholder dividends are divided into interest dividends, long-term duration dividends, mortality dividends, and expense dividends, and reserves for policyholder dividends are divided into reserve for participating policyholder’s dividends and excess participating policyholder dividend reserve. Excess participating policyholder dividend reserve is the total amount accumulated to be used as future policyholder dividend funds if there is any surplus left after accumulating reserves for loss from participating insurance and reserves for participating policyholder’s dividends from the policyholder’s stake in the relevant business year.

F-20
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

Reserve for participating policyholder’s dividends are fixed dividend reserves in which the amount to be allocated is confirmed for each policyholder, while excess participating policyholder dividend reserves are not a confirmed amount to be paid to the policyholders. The Group shall first use the total amount of excess participating policyholder dividend reserves accumulated prior to the current financial year as reserves for participating policyholder’s dividends, and the accumulated excess participating policyholder dividend reserves shall be used as a resource of policyholder dividends within five years from the end of the current year.
Reserves for loss from participating insurance are accumulated for the purpose of compensating for losses in dividend insurance contracts under laws, etc., and shall take precedence over reserves for participating policyholder’s dividends and excess participating policyholder dividend reserves.
Reserves for loss from participating insurance are accumulated within 30/100 of the policyholder’s stake, and are compensated for losses incurred in dividend insurance contracts within five years of accumulation, and the remaining amount after preservation is used as a resource of policyholder dividends.

(b)	Insurance risk management policy
Unlike other financial products, life insurance products have the nature of long-term duration, which can lead to a significant increase in actual claims in comparison to the risk rates set at product development stage, and the entities may be exposed to differences in interest rates and maturity of insurance liability and the financial asset.
The purpose of the Group’s risk management is to reflect these uncertain financial environments and the characteristics of life insurance products with long-term duration to prevent and systematically manage various risks in the course of management activities.
In order to achieve this, risk management strategy of the Group is to measure the required capital of the Risk-Based Capital (RBC) and to manage it within an acceptable range. To achieve this, the Group has established and implemented basic principles for risk management and has established regulations and management systems aiming for the implementation to be successful. Also, the Risk Management Committee and the Risk Management TF are in place to support various risk-related decisions and prepare risk management procedures to identify and manage risks in a timely manner.
In general, risk management procedures are to recognize exposed risks, measure their scale, set acceptable limits, monitor them regularly and report them to management, and control them efficiently to prevent the case of risks exceeding the limits.
The risk management methods of different types of risks are as follows.
① Insurance risk management
From the product development stage, profitability guidelines are set to secure appropriate level of profitability, acquisition standards are set and operated to prevent reverse selection, and payment review standards are operated to ensure fairness upon payments of claims.

F-20
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

② Interest risk management
Determination of the official interest rate and the estimated interest rate within the scope of the guideline in consideration of the market interest rate and the rate of return on operating assets. In addition, asset management strategies are established in consideration of the interest rate and maturity structure of liabilities, long-term target portfolios are established and annually viable portfolios are set as guidelines to allocate and operate assets based on the risk level and return on assets after analyzing the long-term insurance liability.
③ Liquidity risk management
Inspection and management of insurance payments and current assets on a day-to-day
basis.

(c)	Statutory reserves
Policy reserves are liabilities related to policyholders, and the fidelity of accumulating reserves based on profit or loss is being strictly regulated by the regulators as they are directly related to maintaining the quality of the business and protecting the interests of policyholders. Accordingly, the supervisory authorities are reinforcing the statutory reserves system in relation to the method of accumulating and calculating each policy reserve.
The current method, which uses the basic reserve rates as equivalent to the basic rate of premium calculation, may threaten the financial quality of the Group by causing insolvency of reserves when insurance prices are liberally set. The system is designed to prevent insolvency of the financial structure that can lead to liberalization of premium and protect the rights and interests of policyholders by introducing a statutory reserves system to use objective and conservative basic rates when accumulating reserves.
In other words, statutory reserve is an institutional framework that dualizes the base rate of contracts by evaluating the fidelity of reserves by setting the risk rate or interest rate applied to calculate policy reserves more conservatively than the risk rate or interest rate applied when calculating the premiums. For an insurer to calculate its policy reserves, it needs expected base rates of the future such as interest base rates and expected risk rates, and the estimated valuation of the liability based on these expected base rates is the policy reserve. As simply leaving these policy reserves entirely to the insurance entity’s self-determination after the liberalization of policy reserves framework is not the main purpose of the liberalization, the government needs to establish a certain level of reserve framework to protect policyholders, strengthen financial solvency of the insurance entities, and prevent insurance entities from being insolvent due to price competition such as insurance dumping.
According to the regulations on supervision of insurance business, premium reserves are calculated by applying the base rate of interest and base risk rate set by the Financial Supervisory Service. In this case, the base rate is the base rate of interest for the year of entering into an insurance contract over the entire coverage period. However, the highest interest rate among the accreted interest rate set in the premiums and policy reserves calculation method is applied for the reserves of interest-sensitive insurance. As a result, if the premium reserves calculated at the base rate applied in calculation of the premiums and the premium reserves calculated at the base rate of interest and base risk rates are different, a large amount should be set aside as the premium reserves to protect the policyholder by accumulating reserves above a certain level.
Current policy reserves are calculated by the year of issuance evaluation. In other words, the base rate of valuation of policy reserves are applied equally to the interest rate and risk rate applied at the time of

F-20
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

entering an insurance contract until the end of the contract. This method is suitable for stable circumstances in which the financial environment at the sale of insurance products and the financial environment during the policy period barely change, so liability can be accumulated stably, but it cannot be dealt flexibly with in the event of changes in market interest rates and expected risk upon the sale of a contract. Therefore, there is a possibility that the policy reserves will not properly reflect the fair value of the contract. To compensate for the shortcomings that do not reflect these market changes, the Liability Adequacy Test was introduced.

(d)	Financial risks related to insurance contracts

i)	Forms of risk exposure and the different types of risks
Investment contracts with insurance contracts and discretionary participation features may be exposed to insurance liability or financial risks, and the form of exposure is as follows.

①	Credit risk
Credit risk refers to the risk of loss caused by the counterparty’s default in provision of funds or entering a contract agreed to exchange at a predetermined price at a certain point in the future. The Group’s reinsurance assets and reinsurance receivables are exposed to losses in case of default by the reinsurer upon collection of premiums and receivables from the reinsurer in the future.

②	Interest rate risk
Interest rate risk refers to the risk that occurs when the financial position of the Group is affected by the adverse interest rate movements on assets and liabilities.

③	Liquidity risk
Liquidity risk refers to a risk caused by inconsistency in the maturity of assets and liabilities or failure to respond to unexpected capital outflows. Therefore, future cash outflows from investment contracts with insurance liability and discretionary participation features which takes the most proportion of the Group’s liabilities, will determine the level of risk related to the liquidity of the Group.

④	Market risk
Market risk refers to the risk of losses being incurred when the entity’s financial position is affected by the adverse price movements such as stock prices and exchange rates. The prices of investment contracts with insurance liability and discretionary participation features, does not change due to movements in stock prices and exchange rates, hence there is no effect on profit or loss and capital from movements in the amount of each liability.

ii)	The degree to which discretionary participation features mitigate or increase the risk.
For contracts with discretionary participation features, policyholders will receive relatively high premiums by calculating the expected base rate relatively conservative compared to contracts without discretionary participation features, and future payments of premiums will be refunded to the policyholders through policyholder dividends. However, for contracts without discretionary participation features, an optimal expected base rate which is unlikely to be conservative will be set when setting the initial expected base rate and policyholders will receive a relatively low premium. Furthermore, if the expected and the actual base rates are different, the Group will bear the resulting profit or loss. Therefore, a contract with discretionary participation features has a structure in which a conservative base rate of interest is set, and risks related to

F-20
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

the contract are shared with the policyholder. In the case of a contract without discretionary participation features, the entity alone bears the risk of the initial base rate of interest.

iii)	Risks associated with guarantees
Guarantee options inherent in insurance contracts include Guaranteed Minimum Death Benefit (GMDB), Guaranteed Minimum Pension (GMP), and guaranteed minimum interest rate, which can increase cash outflows where market prices and interest rates fall below a certain level.

(e)	Insurance liabilities as of December 31, 2020 and 2021 are as follows:

	2020		2021
Policy reserve	~~W~~	53,391,401	54,330,046
Policyholder’s equity adjustment		68,829	3,452

	~~W~~	53,460,230	54,333,498

(f)	Policy reserve as of December 31, 2020 and 2021 are as follows:

	2020		2021
Variable interest rate	~~W~~	29,977,303	29,399,446
Fixed interest rate		23,414,098	24,930,600

	~~W~~	53,391,401	54,330,046

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

(g)	The details of policy reserves for insurance risk classification as of December 31, 2020 and 2021 are as follows:

	2020
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	14,597,735	26,634,537	9,981,880	51,214,152	18,430	62	18,492	51,232,644
Guarantee reserve		28,168	267,154	762	296,084	—	—	—	296,084
Unearned premium reserve		1	1,640	—	1,641	13	—	13	1,654
Reserve for outstanding claims		240,324	1,111,052	363,688	1,715,064	15,384	—	15,384	1,730,448
Interest rate difference guarantee reserve		1,937	141	9	2,087	—	—	—	2,087
Mortality gains reserve		7,865	37,553	124	45,542	1	—	1	45,543
Interest gains reserve		23,651	256	14	23,921	—	—	—	23,921
Expense gains reserve		6,606	8,336	—	14,942	—	—	—	14,942
Long term duration dividend reserve		28,737	13,775	12	42,524	—	—	—	42,524
Reserve for policyholder’s profit dividend		1,080	—	—	1,080	—	—	—	1,080
Reserve for losses on dividend insurance contract		474	—	—	474	—	—	—	474

	~~W~~	14,936,578	28,074,444	10,346,489	53,357,511	33,828	62	33,890	53,391,401

F-2
10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

	2021
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	14,515,676	28,443,718	9,078,015	52,037,409	15,609	64	15,673	52,053,082
Guarantee reserve		24,717	284,474	871	310,062	—	—	—	310,062
Unearned premium reserve		1	1,660	—	1,661	8	—	8	1,669
Reserve for outstanding claims		266,157	1,137,858	424,897	1,828,912	14,376	—	14,376	1,843,288
Interest rate difference guarantee reserve		1,734	130	7	1,871	—	—	—	1,871
Mortality gains reserve		6,894	34,085	88	41,067	2	—	2	41,069
Interest gains reserve		23,031	242	12	23,285	—	—	—	23,285
Expense gains reserve		6,068	7,595	—	13,663	—	—	—	13,663
Long term duration dividend reserve		26,799	12,663	7	39,469	—	—	—	39,469
Reserve for policyholder’s profit dividend		1,635	—	—	1,635	—	—	—	1,635
Reserve for losses on dividend insurance contract		953	—	—	953	—	—	—	953

	~~W~~	14,873,665	29,922,425	9,503,897	54,299,987	29,995	64	30,059	54,330,046

F-2
11

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

(h)	Changes in policy reserves

Changes	in policy reserves for the year ended December 31, 2020 and 2021 are as follows:

	2020
	Insurance contracts with fixed-interest		Insurance contracts with variable-interest	Total
Beginning balance	~~W~~	22,028,112	30,058,020	52,086,132
Reserve (*)		1,385,986	(80,717)	1,305,269

Ending balance	~~W~~	23,414,098	29,977,303	53,391,401

(*)	This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

	2021
	Insurance contracts with fixed-interest		Insurance contracts with variable-interest	Total
Beginning balance	~~W~~	23,414,098	29,977,303	53,391,401
Reserve (*)		1,516,502	(577,857)	938,645

Ending balance	~~W~~	24,930,600	29,399,446	54,330,046

(*)	This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

(i)	Changes in policy reserves by insurance risk classification
Changes in policy reserves by insurance risk classification for the year ended December 31, 2020 and 2021 are as follows:

	2020
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Sub total	Pure protection	Savings	Sub total	Total
Beginning balance	~~W~~	14,986,916	26,382,609	10,677,484	52,047,009	39,063	60	39,123	52,086,132
Reserve (reversal) (*)		(50,338)	1,691,835	(330,995)	1,310,502	(5,235)	2	(5,233)	1,305,269

Ending balance	~~W~~	14,936,578	28,074,444	10,346,489	53,357,511	33,828	62	33,890	53,391,401

(*)	This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

F-21
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

	2021
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Sub total	Pure protection	Savings	Sub total	Total
Beginning balance	~~W~~	14,936,578	28,074,444	10,346,489	53,357,511	33,828	62	33,890	53,391,401
Reserve (reversal) (*)		(62,913)	1,847,981	(842,592)	942,476	(3,833)	2	(3,831)	938,645

Ending balance	~~W~~	14,873,665	29,922,425	9,503,897	54,299,987	29,995	64	30,059	54,330,046

(*)	This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

(j)	Reinsurance credit risk as of December 31, 2020 and 2021 are as follows:

	2020			2021
	Reinsurance assets		Reinsurance account receivable	Reinsurance assets	Reinsurance account receivable
AAA	~~W~~	10,611	47,690	—	—
AA- to AA+		29,294	23,348	15,310	23,472
A- to A+		2,375	4,018	31,740	46,615

	~~W~~	42,280	75,056	47,050	70,087

(k)	Income or expenses on insurance for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Insurance income:
Premium income	~~W~~	7,386,854	7,037,308	6,255,872
Reinsurance income		146,564	152,892	153,534
Separate account income		36,007	57,553	75,117

		7,569,425	7,247,753	6,484,523

Insurance expenses:
Claims paid		5,436,069	5,564,875	5,346,364
Reinsurance premium expenses		165,979	167,215	175,282
Provision for policy reserves (*)		1,724,816	1,311,252	933,875
Separate account expenses		36,007	57,553	75,116
Acquisition costs		805,508	802,942	687,469
Collection expenses and discount fee		19,706	19,922	16,810
Deferred acquisition costs		(495,534)	(486,972)	(397,196)
Amortization of deferred acquisition costs		373,800	414,898	422,189

		8,066,351	7,851,685	7,259,909

Net loss on insurance	~~W~~	(496,926)	(603,932)	(775,386)

(*)	Interest expenses on savings insurance contracts are included.

F-21
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

(l)	Maturity of premium reserve as of December 31, 2020 and 2021 are as follows:

	2020
	Less than or equal to 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Variable interest rate	~~W~~	929,268	1,944,710	1,819,554	820,964	2,056,906	19,729,536	27,300,938
Fixed interest rate		164,890	418,574	983,635	594,667	2,090,669	19,679,271	23,931,706

Ending balance	~~W~~	1,094,158	2,363,284	2,803,189	1,415,631	4,147,575	39,408,807	51,232,644

	2021
	Less than or equal to 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Variable interest rate	~~W~~	906,017	1,492,275	1,420,942	653,388	2,001,348	20,082,744	26,556,714
Fixed interest rate		99,289	471,909	772,549	687,077	2,072,122	21,393,422	25,496,368

Ending balance	~~W~~	1,005,306	1,964,184	2,193,491	1,340,465	4,073,470	41,476,166	52,053,082

(m)	Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd.
i) Scope
Liability adequacy tests are performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2021. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article
6-3
of Regulation on Supervision of Insurance Business Act.
ii) Output overview
In the debt appraisal system, the insurance premium surplus method is applied to calculate premium deficits.
Premium deficiency refers to deficiency when the amount of accumulated reserve is insufficient due to a decrease in the interest rate after the sale of the product or an increase in the risk rate compared with the expected basic rate at the time of product development.
The insurance premium standard inspection method is a method of calculating the reserve amount based on the present value of total income reflecting the interest rate, the risk rate, the business ratio, the cancelation rate, etc. and the present value of the total expenditure, that is, interest rate(discount rate), business ratio, risk rate, and cancelation rate calculated based on the Group’s own experience, which reflects company-specific characteristics, and does not reflect subjective factors such as management’s willingness to improve management.
iii) Assumptions and basis of calculation applied
The assumptions and basis of calculation applied to calculate the estimates of future cash flows when performing liability adequacy test for the year ended December 31, 2021 and 2020 are as follows. The criteria of Insurance contract liability adequacy test were changed during the period, and the Group has applied the change in the accounting policy as it provides more reliable and relevant information on the estimate of future cash flows, and the comparative figures with the prior period disclosed in the notes have been rewritten.

F-21
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

Assumptions
	January 1, 2020	December 31, 2020	December 31, 2021	Assumption applied and calculation method
Discount rate	Shinhan Life Insurance Co., Ltd. -2.861% ~ 16.336% Orange Life Insurance Co., Ltd. -2.861% ~ 16.336%	Shinhan Life Insurance Co., Ltd. -3.623% ~ 23.477% Orange Life Insurance Co., Ltd. -3.623% ~ 23.477%	-3.39% ~ 19.541%	The interest rate scenario calculated and presented by the Financial Supervisory Service as a scenario in which a liquidity premium is added to the risk-free rate of return scenario.

Mortality rate	Shinhan Life Insurance Co., Ltd. 11.36% ~ 497.99% Orange Life Insurance Co., Ltd. 20% ~ 255%	Shinhan Life Insurance Co., Ltd. 10.38% ~ 585.90% Orange Life Insurance Co., Ltd. 15% ~ 255%	16% ~ 751%	(Shinhan Life Insurance)
• Death due to other causes: Based on the statistics illustrating the past five-year experience, the ratio of premiums to on-level
risk premiums by risk collateral and time elapsed.
• Death due to natural causes: The ratio of actual mortality to the latest expected mortality
(Orange Life Insurance)
Based on the statistics illustrating the past five-year experience or more, it is calculated by reflecting the trend in the ratio of claims paid to expected claims by collateral, gender, product group, and time elapsed.

Surrender ratio	Shinhan Life Insurance Co., Ltd. 0.76% ~ 33.03% Orange Life Insurance Co., Ltd. 0% ~ 50%	Shinhan Life Insurance Co., Ltd. 0.53% ~ 29.83% Orange Life Insurance Co., Ltd. 0% ~ 61%	0% ~ 84%	Lapse rate by sales channel, product, and time elapsed for the past five years.

F-21
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

iv) The result of liability adequacy test as of January 1, 2020 and December 31, 2020 and 2021 are as follows:
< Shinhan Life Insurance>

	January 1, 2020
	Provisions for test		LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	595,317	1,367,648	(772,331)
Variable interest		900,378	1,082,341	(181,963)
Non- Participating:
Fixed interest		6,608,221	4,199,666	2,408,555
Variable interest		14,481,696	13,770,288	711,408
Variable type		81,369	(28,011)	109,380

	~~W~~	22,666,981	20,391,932	2,275,049

	December 31, 2020
	Provisions for test		LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	598,793	1,371,496	(772,703)
Variable interest		915,382	1,062,384	(147,002)
Non- Participating:
Fixed interest		7,230,482	4,222,670	3,007,812
Variable interest		14,456,394	13,753,963	702,431
Variable type		165,259	61,212	104,047

	~~W~~	23,366,310	20,471,725	2,894,585

	December 31, 2021
	Provisions for test		LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	1,371,625	2,098,387	(726,762)
Variable interest		2,099,040	3,024,911	(925,871)
Non- Participating:
Fixed interest		18,749,426	8,155,797	10,593,629
Variable interest		23,059,035	21,378,217	1,680,818
Variable type		109,753	(1,437,388)	1,547,141

	~~W~~	45,388,879	33,219,924	12,168,955

F-21
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

<Orange Life Insurance>

	January 1, 2020
	Provisions for test		LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	716,607	762,204	(45,597)
Variable interest		1,134,245	1,651,134	(516,889)
Non-Participating:
Fixed interest		9,296,542	5,795,590	3,500,952
Variable interest		9,236,731	9,142,918	93,813
Variable type		(268,818)	(1,877,845)	1,609,027

	~~W~~	20,115,307	15,474,001	4,641,306

	December 31, 2020
	Provisions for test		LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	745,614	793,719	(48,105)
Variable interest		1,174,807	1,698,984	(524,177)
Non-Participating:
Fixed interest		10,061,004	5,850,160	4,210,844
Variable interest		9,190,507	8,998,793	191,714
Variable type		(15,032)	(1,548,878)	1,533,846

	~~W~~	21,156,900	15,792,778	5,364,122

F-21
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Other liabilities

Other	liabilities as of December 31, 2020 and 2021 are as follows:

	2020		2021
Lease liabilities (*)	~~W~~	594,161	612,690
Accounts payable		14,568,962	14,041,740
Accrued expenses		3,054,247	3,273,939
Dividend payable		32,508	32,275
Advance received		164,885	177,121
Unearned income		317,283	397,010
Withholding value-added tax and other taxes		692,719	673,294
Securities deposit received		2,198,722	1,985,269
Foreign exchange settlement pending		259,138	221,521
Domestic exchange settlement pending		5,745,338	1,890,408
Payable from trust account		5,086,459	5,191,901
Due to agencies		790,486	887,400
Deposits for subscription		148,506	133,550
Separate account liabilities		10,120,258	9,834,895
Sundry liabilities		1,617,449	1,563,832
Others		185,027	126,455
Present value discount		(49,935)	(52,464)

	~~W~~ 45,526,213		40,990,836

(*)
As of December 31, 2021, the Group accounts for the lease liabilities as other liabilities. For the year ended December 31, 2021, the amount of variable lease payments that are not included in the measurement of lease liabilities is
~~W~~
79 million, cash outflows from leases are
~~W~~
283,470 million, and interest expense on lease liabilities is
~~W~~
10,873 million.

F-21
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity

(a)	Equity as of December 31, 2020 and 2021 are as follows:

	2020		2021
Capital stock:
Common stock (*1)	~~W~~	2,608,176	2,608,176
Preferred stock		361,465	361,465

		2,969,641	2,969,641

Hybrid bond		2,179,934	3,334,531

Capital surplus:
Share premium		11,352,924	11,352,819
Others		882,015	742,224

		12,234,939	12,095,043

Capital adjustments		(687,935)	(664,429)

Accumulated other comprehensive income, net of tax:
Gain(loss) on financial assets at fair value through other comprehensive income		226,811	(614,872)
Gain on financial assets at fair value through profit or loss (Overlay approach)		161,919	141,821
Equity in other comprehensive income of associates		4,849	7,595
Foreign currency translation adjustments for foreign operations		(377,061)	(125,219)
Net loss from cash flow hedges		(48,171)	(26,471)
Other comprehensive income(loss) of separate account		18,423	(22,850)
Remeasurement of defined benefit obligation		(385,780)	(343,124)
Changes in own credit risk on financial liabilities designated under fair value option		(5,171)	(1,816)

		(404,181)	(984,936)

Retained earnings (*2),(*3),(*4)		27,777,169	30,541,300
Non-controlling interest (*5),(*6),(*7)		2,287,291	2,247,272

	~~W~~	46,356,858	49,538,422

(*1)
For the year ended December 31, 2020, it increased due to common stock and third-party allocation paid-in
capital increase issued when the Group acquired residual shares of Orange Life Insurance Co., Ltd and Shinhan Venture Investment Co., Ltd. The cost deducted from the issuing capital is
~~W~~
13,300 million. Affinity Equity Partners and Baring Private Equity Asia who have participated in third-party allocation-based
capital increase have a right to practically appoint one director, respectively.

(*2)	As of December 31, 2020 and 2021, profits reserved by the Group as of Article 53 of the Financial Holding Companies Act amounted to ~~W~~ 2,304,595 million and ~~W~~ 2,432,039 million, respectively.
(*3)	As of December 31, 2020 and 2021, the regulatory reserves for loan losses the Group appropriated in retained earnings are ~~W~~ 11,988 million and ~~W~~ 15,552 million, respectively.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity (continued)

(*4)	As of December 31, 2021, profit dividends within retained earnings of subsidiaries of the Group restricted in accordance with laws, etc. are amounted to ~~W~~ 7,364,759 million.
(*5)
As of December 31, 2020 and 2021, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd. have recognized as non-controlling
interests are
~~W~~
2,035,762 million and
~~W~~
2,035,762 million, respectively. And, for the years ended December 31, 2020 and 2021, the amounts of dividends paid for the hybrid bonds by Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd.
~~W~~
54,619 million and
~~W~~
71,746 million, respectively, are allocated to profit attributed to non-controlling
interest.

(*6)	The non-controlling interests of ~~W~~ 59,709 million decreased for the year ended December 31, 2021 due to the acquisition of the remaining shares of Shinhan Asset Management Co., Ltd.
(*7)	The non-controlling interests of ~~W~~ 1,330,337 million decreased for the year ended December 31, 2020 due to the acquisition of the remaining shares of Orange Life Insurance Co., Ltd.

(b)	Capital stock
Capital stock of the Group as of December 31, 2020 and 2021 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks as of December 31, 2020		516,599,554
Number of issued common stocks as of December 31, 2021		516,599,554
Number of issued preferred stocks as of December 31, 2020 and 2021		17,482,000
The details of changes in the number of common shares outstanding as of December 31, 2020 and 2021 are as follows:

	2020	2021
Beginning balance	460,317,525	515,894,758
Increase	60,626,827	700,870
Decrease	(5,049,594)	(2,426)
Ending balance	515,894,758	516,593,202

(c)	The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative participating)	2020.05.01~2023.04.30

(*)
Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

F-2
20

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity (continued)

(d)	Hybrid bonds
Hybrid bonds classified as other equity instruments as of December 31, 2020 and 2021 are as follows:

	Issue date	Maturity date	Interest rate (%)	2020		2021
KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	—	3.77		134,683	134,683
	September 15, 2017	—	4.25		89,783	89,783
	April 13, 2018	—	4.08		134,678	134,678
	April 13, 2018	—	4.56		14,955	14,955
	August 29, 2018	—	4.15		398,679	398,679
	June 28, 2019	—	3.27		199,476	199,476
	September 17, 2020	—	3.12		448,699	448,699
	March 16, 2021	—	2.94		—	429,009
	March 16, 2021	—	3.30		—	169,581

USD	August 13, 2018	—	5.88		559,526	559,526
	May 12, 2021	—	2.88		—	556,007

				~~W~~	2,179,934	3,334,531

(*)	For the year ended December 31, 2021, the deduction for capital related to hybrid bonds issued is ~~W~~ 4,953 million.
The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common stocks, the agreed interest is also not paid.

(e)	Capital adjustments
Changes in capital adjustments for the years ended December 31, 2020 and 2021 are as follows:

	2020		2021
Beginning balance	~~W~~	(1,116,770)	(687,935)
Acquisition of treasury stocks		(150,467)	(79)
Disposal and retirement of treasury stocks		601,809	23,589
The acquisition commitment amount for subsidiaries’ remaining shares		(22,019)	—
Other transactions with owners		(488)	(4)

Ending balance	~~W~~	(687,935)	(664,429)

F-2
21

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity (continued)

(f)	Accumulated other comprehensive income
Changes in accumulated other comprehensive income for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on securities at fair value through other comprehensive income		Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen- sive income (loss) of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial l iabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)
Change due to fair value		(3,601)	125,298	(1,080)	—	—	5,358	—	(15)	(19,133)	(9,689)	97,138
Reclassification:
Change due to impairment or disposal		(105,274)	—	—	5,858	—	—	—	—	—	13,942	(85,474)
Effect of hedge accounting		—	—	—	—	144,750	—	—	—	—	—	144,750
Hedging		(4,395)	—	—	45,083	(164,708)	—	—	—	—	—	(124,020)
Effects from changes in foreign exchange rate		—	74	(355)	(219,306)	—	—	—	—	721	—	(218,866)
Remeasurements of the defined benefit plans		—	—	—	—	—	—	21,422	—	—	—	21,422
Deferred income taxes		26,486	(35,074)	(1,883)	7,000	5,498	(1,474)	(5,610)	5	(2,573)	(1,169)	(8,794)
Transfer to other account		—	—	—	—	—	—	—	—	27,825	—	27,825
Non-controlling interests		285	—	—	1,769	—	—	(60)	—	—	—	1,994

Ending balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)

F-22
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity (continued)

	2021
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on securities at fair value through other comprehensive income		Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen- sive income (loss) of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial l iabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)
Change due to fair value		(1,110,290)	(31,924)	6,517	—	—	(56,484)	—	(3)	21,408	(1,526)	(1,172,302)
Reclassification:
Change due to impairment or disposal		(114,399)	—	—	—	—	—	—	—	—	—	(114,399)
Effect of hedge accounting		—	—	—	—	(209,869)	—	—	—	—	—	(209,869)
Hedging		10,627	—	—	(74,525)	239,800	—	—	—	—	—	175,902
Effects from changes in foreign exchange rate		—	—	—	333,059	—	—	—	—	673	—	333,732
Remeasurements of the defined benefit plans		—	—	—	—	—	—	59,441	—	—	—	59,441
Deferred income taxes		334,391	11,826	(3,769)	(6,226)	(8,231)	15,211	(16,164)	1	(16,061)	(1,272)	309,706
Transfer to other account		—	—	—	—	—	—	—	—	29,421	6,153	35,574
Non-controlling interests		2,547	—	—	(466)	—	—	(621)	—	—	—	1,460

Ending balance	~~W~~	(730,295)	141,821	7,623	(125,219)	(26,471)	(22,850)	(343,124)	(28)	115,423	(1,816)	(984,936)

F-22
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity (continued)

(g)	Appropriation of retained earnings
The appropriation of retained earnings for the years ended December 31, 2020 and 2021 are as follows:

	2020		2021
Date of appropriation:	March 25, 2021		March 24, 2022
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,251,413	5,355,358
Retirement of treasury stock		(150,325)	—
Dividend to hybrid bonds		(85,327)	(116,388)
Interim dividends		—	(299,082)
Net income		1,274,443	1,413,956

		6,290,204	6,353,844
Appropriation of retained earnings:
Legal reserve		(127,444)	(141,396)
Dividends
Dividends on common stocks paid		(773,839)	(723,230)
Dividends on preferred stocks paid		(29,999)	(24,475)
Regulatory reserve for loan losses		(3,564)	(2,972)

		(934,846)	(892,073)

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,355,358	5,461,771

(*)	These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Financ i al Group.

(h)	Regulatory reserve for loan losses
In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.
i) Changes in regulatory reserve for loan losses including
non-controlling
interests as of December 31, 2020 and 2021 are as follows:

	2020		2021
Beginning balance	~~W~~	3,161,170	3,329,899
Planned regulatory reversal of loan losses		168,729	369,416

Ending balance	~~W~~	3,329,899	3,699,315

(*)
After the Board of Directors’ approval of financial statements (February 9, 2022), on March 15, 2022, the Board of Directors decided to set an additional reserve for loan losses of
~~W~~
99,673 million to enhance loss absorbing capacity based on measures to extend COVID-19 financial support.

F-22
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2020 and 2021 are as follows:

	2020		2021
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	3,414,595	4,019,254
Provision for regulatory reserve for loan losses (*1)		(177,620)	(364,882)

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	3,236,975	3,654,372

Basic and diluted earnings per share adjusted for regulatory reserve in won (*2)		6,299	6,625

(*1)
After the Board of Directors’ approval of financial statements (February 9, 2022), on March 15, 2022, the Board of Directors decided to set an additional reserve for loan losses of
~~W~~
99,673 million to enhance loss absorbing capacity based on measures to extend COVID-19 financial support. Among the additional adjustments to the reserve for loan losses, the amount deducted from the non-controlling interests is
~~W~~
 95,797 million.

(*2)	Dividends for hybrid bonds are deducted.

(i)	Treasury stock
The acquisitions of treasury stock for the years ended December 31, 2020 and 2021 are as follows:

	2020 (*)			2021
	The number of share	Carrying value		The number of share	Carrying value
Beginning balance	13,882,062	~~W~~	600,000	704,796	~~W~~	28,215
Acquisition	5,049,594		150,467	2,426		79
Disposal	13,191,202		(572,252)	700,870		(28,067)
Retirement	5,035,658		(150,000)	—		—

Ending balance	704,796	~~W~~	28,215	6,352	~~W~~	227

(*)
Changes in equity shares due to the exchange of shares with Orange Life Insurance Co., Ltd. and Shinhan Venture Investment Co., Ltd. are included in the acquisition and disposal for treasury stock. Shares of Shinhan Financial Group Co., Ltd. is owned by Orange Life Insurance Co., Ltd. and Shinhan Venture Investment Co., Ltd. are included in its own shares.

30.	Dividends

(a)	For the year ended December 31, 2021, the interim dividends paid are as follows:

Dividend base date		Amount
2 ND Quarter	Common stock ( ~~W~~ 300 per share)	~~W~~	154,978
	Convertible preferred stock ( ~~W~~ 300 per share)		5,245

		~~W~~	160,223

F-22
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

30.	Dividends (continued)

Dividend base date		Amount
3 rd Quarter	Common stock ( ~~W~~ 260 per share)	~~W~~	134,314
	Convertible preferred stock ( ~~W~~ 260 per share)		4,545

		~~W~~	138,859

(*)	The Group has amended the articles of association by resolution of the general meeting of stockholders on March 25, 2021 and the Group has been offering interim dividends since June 30, 2021.

(b)	Details of dividends recognized as distributions to stockholders for the years ended December 31, 2020 and 2021 are as follows:

	2020		2021(*)
Common Stock:
Total number of shares issued and outstanding		516,599,554	516,599,554
Par value per share in won		5,000	5,000
Dividend per share in won		1,500	1,400
Dividends (*2)	~~W~~	773,839	723,230

Dividend rate per share	%	30.0	28.0

Preferred Stock:
Total number of shares issued and outstanding		17,482,000	17,482,000
Par value per share in won		5,000	5,000
Dividend per share in won		1,716	1,400
Dividends	~~W~~	29,999	24,475

Dividend rate per share	%	34.3	28.0

(*1)	The current dividend (plan) was decided on March 24, 2022. The amount of dividends was not recognized as a distribution to the owner during the period.
(*2)	Dividends on own shares held by the Group are excluded.

(c)	The details of dividends paid by the Group related to the preferred stock issued for the year ended December 31, 2021 are as follows:

Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
17,482,000	1,960	34,265	42,900	4.57

(d)	Dividends for hybrid bond is calculated as follows for the years ended December 31, 2020 and 2021:

	2020		2021
Amount of hybrid bond	~~W~~	2,188,150	3,347,700
Interest rate (%)		3.12 ~ 5.88	2.88 ~ 5.88

Dividends	~~W~~	85,327	116,388

F-22
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

31.	Net interest income
Net interest income for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Interest income:
Cash and deposits at amortized cost	~~W~~	210,415	128,023	85,846
Deposits at FVTPL		31,506	13,888	1,298
Securities at FVTPL		740,378	742,958	659,927
Securities at FVOCI		1,077,995	957,817	896,027
Securities at amortized cost		1,061,262	1,076,849	1,091,974
Loans at amortized cost		12,435,302	11,697,775	11,889,767
Loans at FVTPL		56,961	73,991	35,587
Others		93,543	82,695	63,804

		15,707,362	14,773,996	14,724,230

Interest expense:
Deposits		(3,644,632)	(2,842,625)	(2,173,804)
Borrowings		(551,416)	(426,607)	(330,548)
Debt securities issued		(1,666,257)	(1,554,544)	(1,390,230)
Others		(107,093)	(67,520)	(60,323)

		(5,969,398)	(4,891,296)	(3,954,905)

Net interest income	~~W~~	9,737,964	9,882,700	10,769,325

32.	Net fees and commission income
Net fees and commission income for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Fees and commission income:
Credit placement fees	~~W~~	66,666	94,836	71,480
Commission received as electronic charge receipt		151,584	143,449	148,626
Brokerage fees		353,382	546,236	577,238
Commission received as agency		140,484	145,162	146,662
Investment banking fees		151,031	161,439	188,644
Commission received in foreign exchange activities		244,325	239,467	271,808
Trust management fees		307,167	255,043	310,376
Credit card fees		1,234,239	1,170,078	1,175,084
Operating lease fees (*)		142,025	245,173	365,447
Others		766,110	813,591	884,520

		3,557,013	3,814,474	4,139,885

Fees and commission expense:
Credit-related fee		(42,023)	(46,456)	(38,668)
Credit card fees		(915,521)	(849,256)	(836,990)
Others		(458,950)	(535,829)	(589,230)

		(1,416,494)	(1,431,541)	(1,464,888)

Net fees and commission income	~~W~~	2,140,519	2,382,933	2,674,997

(*)	Among operating lease fees recognized for the years ended December 31, 2020 and 2021, there is no variable lease fee income which does not vary by index or rate.

F-22
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

33.	Dividend income
Dividend income for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Securities at FVTPL	~~W~~	65,572	76,453	100,315
Securities at FVOCI		16,586	21,503	24,216

	~~W~~	82,158	97,956	124,531

34.	Net gain (loss) on financial instruments measured at fair value through profit or loss
Net gain(loss) on financial instruments measured at fair value through profit or loss for the ended December 31, 2019 2020 and 2021 are as follows:

	2019		2020	2021
Net gain (loss) on deposits measured at FVTPL
Gain (loss) on valuation	~~W~~	87,374	1,267	(296)
Gain (loss) on sale		13,400	28,461	(1,479)

		100,774	29,728	(1,775)

Net gain (loss) on loans measured at FVTPL loss on valuation		(248,032)	(204,702)	(78,416)
Gain on sale		10,395	17,516	15,312

		(237,637)	(187,186)	(63,104)

Net gain (loss) on securities measured at FVTPL
Debt securities
Gain on valuation		137,181	41,208	97,281
Gain (loss) on sale		125,431	72,338	(92,230)
Other gains		297,024	331,837	506,980

		559,636	445,383	512,031

Equity securities
Gain on valuation		141,246	134,922	180,363
Gain on sale		183,969	283,265	199,702

		325,215	418,187	380,065

Other
Gain on valuation		28,803	22,690	9,316

		913,654	886,260	901,412

F-22
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

34.	Net gain (loss) on financial instruments measured at fair value through profit or loss (continued)

	2019		2020	2021
Net gain (loss) on financial liabilities measured at FVTPL
Debt securities
Loss on valuation		(16,810)	(48,261)	(7,745)
Gain (loss) on disposal		(35,710)	82,724	(67,522)

		(52,520)	34,463	(75,267)

Other
Loss on valuation		(91,025)	(83,316)	(26,224)
Gain on disposal		4,169	8,313	3,489

		(86,856)	(75,003)	(22,735)

		(139,376)	(40,540)	(98,002)

Derivatives:
Gain (loss) on valuation		388,880	245,681	(64,128)
Gain (loss) on transaction		359,187	(661,113)	429,228

		748,067	(415,432)	365,100

	~~W~~	1,385,482	272,830	1,103,631

35.	Net gain (loss) on financial instruments designated at fair value through profit or loss
Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Financial liabilities designated at fair value through profit or loss:
Compound financial instruments
Gain (loss) on valuation	~~W~~	(33,871)	241,066	423,914
Loss on sale and redemption		(812,175)	(42,827)	(512,215)

	~~W~~	(846,046)	198,239	(88,301)

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

36.	Reversal of (provision for) credit loss allowance
Reversal of (provision for) credit loss allowance on financial assets for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Allowance provided:
Loans at amortized cost	~~W~~	(910,898)	(1,290,695)	(907,070)
Other financial assets at amortized cost		(33,945)	(33,785)	(52,162)
Securities at fair value through other comprehensive income		(5,787)	(3,829)	(19,697)
Unused credit line and financial guarantee		(29,519)	(52,795)	—
Securities at amortized cost		(543)	(1,075)	(5,305)

		(980,692)	(1,382,179)	(984,234)

Allowance reversed:
Unused credit commitment and financial guarantee		—	—	9,549

	~~W~~	(980,692)	(1,382,179)	(974,685)

37.	General and administrative expenses
General and administrative expenses for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Employee benefits:
Salaries	~~W~~	2,918,065	3,034,543	3,283,436
Severance benefits:
Defined contribution		35,972	36,660	38,577
Defined benefit		168,732	184,753	192,614
Termination benefits		122,732	94,723	268,089

		3,245,501	3,350,679	3,782,716

Entertainment		36,931	34,963	38,552
Depreciation		479,657	475,506	490,457
Amortization		99,208	129,976	155,202
Taxes and utility bills		197,691	197,996	187,432
Advertising		265,739	204,308	280,780
Research		17,742	20,271	25,320
Others		792,205	798,774	782,629

	~~W~~	5,134,674	5,212,473	5,743,088

F-2
30

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

38.	Share-based payments

(a)	Stock options granted as of December 31, 2021 are as follows:

7th grant (*)
Type	Cash payment
Grant date	March 19, 2008
Exercise price in Korean won	~~W~~ 49,053
Number of shares granted	808,700
Options’ expiry dates	May 17, 2021 / September 17, 2021
Changes in number of shares granted:
Balance at January 1, 2021	36,162
Exercised	36,162

Balance at December 31, 2021	—

(b)	Performance shares granted as of December 31, 2021 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions (*1)	Relative stock price linked (20.0%), management index (80.0%)
Exercising period	4 years from the commencement date of the year to which the grant date belongs
Estimated number of shares vested at December 31, 2021	578,201	1,941,484
Fair value per share in Korean won (*2)	~~W~~ 40,580, ~~W~~ 44,222, ~~W~~ 33,122 and ~~W~~ 37,387 for the expiration of exercising period from 2018 to 2021	~~W~~ 36,800

(*1)	Starting with the shares provided from 2020, Shinhan Financial Group and Shinhan Bank apply relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%).
(*2)
Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

F-2
31

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

38.	Share-based payments (continued)

(c)	Share-based compensation costs for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
5th	~~W~~	—	9	9
6th		(3)	(15)	(18)
7th		(5)	(6)	(11)
Performance share		4,678	32,646	37,324

	~~W~~	4,670	32,634	37,304

	2020
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
6th	~~W~~	(1)	(4)	(5)
7th		(18)	(26)	(44)
Performance shares		(257)	(3,902)	(4,159)

	~~W~~	(276)	(3,932)	(4,208)

	2021
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
7th	~~W~~	(1)	(1)	(2)
Performance shares		4,286	32,899	37,185

	~~W~~	4,285	32,898	37,183

(d)	Accrued expenses and the intrinsic value as of December 31, 2020 and 2021 are as follows:

	2020
	Accrued expense (*)
	The controlling company		The subsidiaries	Total
Stock options granted:
7th	~~W~~	1	1	2
Performance shares		7,201	60,241	67,442

	~~W~~	7,202	60,242	67,444

(*)
The intrinsic value of share-based payments is
~~W~~
67,442 million as of December 31, 2020. For the calculation, the quoted market price of
~~W~~
32,050 per share is used for stock options and the fair value is considered as intrinsic value for performance shares, respectively.

F-23
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

38.	Share-based payments (continued)

	2021
	Accrued expense (*)
	The controlling company		The subsidiaries	Total
Stock options granted:
Performance shares	~~W~~	10,598	82,498	93,096

(*)	As of December 31, 2021, all stock options have expired, and the fair value is considered as intrinsic value for performance shares, respectively.

39.	Net other operating expense
Other operating income and other operating expense for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Other operating income
Gain on disposal of assets:
Loans at amortized cost	~~W~~	18,298	21,348	18,843
Others:
Gain on hedged items		564,438	536,768	501,676
Reversal of allowance for guarantees and acceptances		19,329	2,709	—
Gain on other trust accounts		27	—	44,238
Reversal of other allowance		11,194	850	8,886
Others		97,777	164,999	356,611

		692,765	705,326	911,411

		711,063	726,674	930,254

Other operating expense
Loss on disposal of assets:
Loans at amortized cost		(27,291)	(18,675)	(347)
Others:
Loss on hedged items		(596,533)	(605,808)	(518,891)
Fund contribution		(311,336)	(367,993)	(397,884)
Provision for guarantees and acceptances		—	—	(3,457)
Provision for other debt allowances		(6,939)	(16,862)	(52,123)
Depreciation of operating lease assets		(98,288)	(163,006)	(257,033)
Others		(857,918)	(924,796)	(1,190,546)

		(1,871,014)	(2,078,465)	(2,419,934)

		(1,898,305)	(2,097,140)	(2,420,281)

Net other operating expenses	~~W~~	(1,187,242)	(1,370,466)	(1,490,027)

F-23
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

40.	Net other non-operating income
Other
non-operating
income and other
non-operating
expense for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Other non-operating income
Gain on disposal of assets:
Property and equipment (*1)	~~W~~	1,452	64,427	1,836
Investment property (*1)		12,640	20,701	108
Assets held for sale		—	1,147	16,976
Lease assets		1,681	2,712	247
Right-of-use assets		1,112	3,415	2,986
Others		407	24	—

		17,292	92,426	22,153

Gain on disposal of Investments in associates		3,461	11,325	39,593
Others:
Rental income on investment property		43,777	23,890	35,887
Reversal of impairment losses on intangible asset		438	119	372
Gain from assets contributed		86	4	20
Others		82,879	66,268	64,272

		127,180	90,281	100,551

		147,933	194,032	162,297

Other non-operating expense
Loss on disposal of assets:
Property and equipment (*1)		(870)	(5,884)	(2,027)
Investment property		—	—	(2,111)
Lease assets		(3,221)	(5,538)	—
Right-of-use assets		(306)	(1,195)	(2,920)
Others		—	(64)	(1,186)

		(4,397)	(12,681)	(8,244)

Loss on disposal of investments in associates		(3,974)	(5,754)	(11,002)
Impairment loss on investments in associates		—	(9,407)	(10,719)

		(3,974)	(15,161)	(21,721)

Others:
Donations		(94,937)	(86,608)	(64,098)
Depreciation of investment properties		(17,565)	(20,165)	(21,616)
Impairment loss on property and equipment		—	—	(7,594)
Impairment loss on intangible assets		(152,081)	(41,429)	(34,916)
Write-off of intangible assets		(9,221)	(474)	(1,346)
Expenses on collection of special bonds		(7,322)	(7,978)	(11,275)
Others (*2)		(46,465)	(344,934)	(518,519)

		(327,591)	(501,588)	(659,364)

		(335,962)	(529,430)	(689,329)

Net other non-operating loss	~~W~~	(188,029)	(335,398)	(527,032)

F-23
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

40.	Net other non-operating income (continued)

(*1)
Gain and loss on disposal of
sale-and-leaseback
are included in gain and loss on disposal of property, plant, and equipment and gain on disposal of investment property, respectively. Gain on disposal of sale-and-leaseback
for the year ended December 31, 2020 is
~~W~~
9,761 million.

(*2)
It includes
~~W~~
284,176 million and
~~W~~
466,775 million, respectively, for the years ended December 31, 2020 and 2021 of estimated claim for damages that are highly probable to be paid in case of customer losses expected due to redemption delays of Lime CI funds.

41.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Current income tax expense	~~W~~	1,115,724	1,131,254	1,498,819
Temporary differences		296,244	131,862	(322,279)
Income tax recognized in other comprehensive income		(142,844)	(7,321)	294,496

Income tax expenses	~~W~~	1,269,124	1,255,795	1,471,036

(b)	Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Profit before income taxes	~~W~~	4,911,508	4,753,871	5,583,664

Income taxes at statutory tax rates		1,345,187	1,301,836	1,530,030
Adjustments:
Non-taxable income		8,500	(4,932)	(8,417)
Non-deductible expense		18,461	14,529	15,975
Tax credit		(2,289)	(88)	(159)
Other		(100,735)	(55,550)	(66,393)

Income tax expense	~~W~~	1,269,124	1,255,795	1,471,036

Effective tax rate		%25.84	26.42	26.35

F-23
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

41.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Beginning Balance		Business combination	Profit or loss	Other comprehensive income(loss)	Ending Balance (*)
Unearned income	~~W~~	(331,679)	—	3,401	—	(328,278)
Account receivable		(26,324)	—	(2,754)	—	(29,078)
Financial assets measured at fair value		(101,577)	1,750	(28,950)	(13,308)	(142,085)
Investment in associates and etc.		18,758	—	144,390	(1,878)	161,270
Valuation and depreciation of property and equipment		(151,046)	7	253	—	(150,786)
Derivative asset (liability)		21,005	—	(80,357)	3,762	(55,590)
Deposits		30,641	—	(3,009)	—	27,632
Accrued expenses		145,494	441	(5,071)	—	140,864
Defined benefit obligation		506,132	209	39,072	(6,759)	538,654
Plan assets		(507,140)	—	(47,934)	1,167	(553,907)
Other provisions		213,055	—	99,223	—	312,278
Allowance for acceptances and guarantees		80,014	—	8,036	—	88,050
Allowance related to asset revaluation		(49,713)	—	—	—	(49,713)
Allowance for expensing depreciation		(401)	—	64	—	(337)
Deemed dividend		—	—	—	—	—
Accrued contributions		36,818	—	(20,200)	—	16,618
Financial assets (liabilities) designated at fair value through profit of loss		42,817	—	(71,043)	—	(28,226)
Allowances		38,068	—	185,583	—	223,651
Constructive dividend		1,341	—	14,950	—	16,291
Liability under insurance contracts		24,147	—	(22,408)	—	1,739
Deficit carried over		—	—	311	—	311
Others		(543,770)	451	(304,112)	9,695	(837,736)

		(553,360)	2,858	(90,555)	(7,321)	(648,378)

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		320,011	—	(35,944)	—	284,067

	~~W~~	(233,349)	2,858	(126,499)	(7,321)	(364,311)

(*)	Deferred tax assets from overseas subsidiaries are increased by ~~W~~ 1,960 million due to foreign exchange rate movements.

F-23
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

41.	Income tax expense (continued)

	2021
	Beginning Balance		Business combination	Profit or loss	Other comprehensive income(loss)	Ending Balance (*)
Unearned income	~~W~~	(328,278)	—	(12,714)	—	(340,992)
Account receivable		(29,078)	—	2,498	—	(26,580)
Financial assets measured at fair value		(142,085)	—	83,716	325,327	266,958
Investment in associates and etc.		161,270	—	22,616	(5,624)	178,262
Valuation and depreciation of property and equipment		(150,786)	—	14,616	—	(136,170)
Derivative asset (liability)		(55,590)	—	86,234	(8,995)	21,649
Deposits		27,632	—	(3,202)	—	24,430
Accrued expenses		140,864	—	13,852	—	154,716
Defined benefit obligation		538,654	—	26,411	(15,115)	549,950
Plan assets		(553,907)	—	(47,067)	(870)	(601,844)
Other provisions		312,278	—	77,268	—	389,546
Allowance for acceptances and guarantees		88,050	—	(55,588)	—	32,462
Allowance related to asset revaluation		(49,713)	—	—	—	(49,713)
Allowance for expensing depreciation		(337)	—	63	—	(274)
Accrued contributions		16,618	—	19,496	—	36,114
Financial assets(liabilities) designated at fair value through profit of loss		(28,226)	—	(46,429)	—	(74,655)
Allowances		223,651	—	(91,412)	—	132,239
Constructive dividend		16,291	—	446	—	16,737
Liability under insurance contracts		1,739	—	132	—	1,871
Deficit carried over		311	—	(311)	—	—
Others		(837,736)	—	(44,441)	(227)	(882,404)

		(648,378)	—	46,184	294,496	(307,698)

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		284,067	—	(17,462)	—	266,605

	~~W~~	(364,311)	—	28,722	294,496	(41,093)

(*)	Deferred tax assets from overseas subsidiaries are increased by ~~W~~ 939 million due to foreign exchange rate movements.

F-23
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

41.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that are directly charged or credited to equity for the years ended December 31, 2020 and 2021 are as follows:

	January 1, 2020			Changes		December 31, 2020
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	439,370	(132,901)	(103,570)	23,912	335,800	(108,989)
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(11,386)	3,131	4,253	(1,170)	(7,133)	1,961
Foreign currency translation adjustments for foreign operations		(208,348)	(9,117)	(166,596)	7,000	(374,944)	(2,117)
Gain (loss) on cash flow hedge		(47,977)	14,266	(19,958)	5,498	(67,935)	19,764
Equity in other comprehensive income(loss) of associates		8,300	(122)	(1,450)	(1,878)	6,850	(2,000)
The accumulated other comprehensive income(loss) in separate account (*)		20,054	(5,515)	5,358	(1,473)	25,412	(6,988)
Remeasurements of the defined benefit liability		(553,538)	152,006	21,362	(5,610)	(532,176)	146,396
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		98,678	(27,057)	125,371	(35,073)	224,049	(62,130)

	~~W~~	(254,847)	(5,309)	(135,230)	(8,794)	(390,077)	(14,103)

	January 1, 2021			Changes		December 31, 2021
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	335,800	(108,989)	(1,160,013)	318,331	(824,213)	209,342
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(7,133)	1,961	4,627	(1,272)	(2,506)	689
Foreign currency translation adjustments for foreign operations		(374,944)	(2,117)	258,068	(6,226)	(116,876)	(8,343)
Gain (loss) on cash flow hedge		(67,935)	19,764	29,931	(8,232)	(38,004)	11,532
Equity in other comprehensive income(loss) of associates		6,850	(2,000)	6,512	(3,766)	13,362	(5,766)
The accumulated other comprehensive income(loss) in separate account(*)		25,412	(6,988)	(56,484)	15,211	(31,072)	8,223
Remeasurements of the defined benefit liability		(532,176)	146,396	58,820	(16,164)	(473,356)	130,232
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		224,049	(62,130)	(31,924)	11,826	192,125	(50,304)

	~~W~~	(390,077)	(14,103)	(890,463)	309,708	(1,280,540)	295,605

(*)
Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, are included in the other liabilities of principle and interest guaranteed separate account’s financial statement.

F-23
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

41.	Income tax expense (continued)

(e)	There is no the amount of deductible temporary differences, that are not recognized as deferred tax assets as of December 31, 2020 and 2021.

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2020 and 2021 are as follows:

	2020		2021
Investment in associates	~~W~~	(897,110)	(1,304,370)

(g)
The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2020 and 2021 are as follows:

	2020		2021
Deferred tax assets	~~W~~	440,430	593,852
Deferred tax liabilities		(804,741)	(634,945)

42.	Earnings per share

(a)	Basic and diluted earnings per share for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	3,403,497	3,414,595	4,019,254
Less:
Dividends to hybrid bond		(61,993)	(85,327)	(116,388)

Net profit available for common stock	~~W~~	3,341,504	3,329,268	3,902,866

Weighted average number of common shares outstanding (*1),(*2)		477,346,731	500,343,324	534,049,948
Basic and diluted earnings per share in won	~~W~~	7,000	6,654	7,308

(*1)
The number of basic ordinary shares outstanding is 516,599,554 shares and the above weighted-average stocks are calculated by reflecting treasury stocks issued and 17,482,000 shares of convertible preferred shares issued on May 1, 2019.

(*2)	Treasury stock has retired on June 1, 2020.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

42.	Earnings per share (continued)

(b)	The calculation details of the weighted average number of ordinary shares for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Number of shares	Number of days
Number of common shares issued	516,599,554	178,880,869,852
Shares of convertible preferred stock	17,482,000	6,398,412,000
Shares of treasury stock	(704,796)	(2,153,625,403)
Average number of ordinary shares	533,376,758	183,125,656,449
Days		366 days
Weighted average number of ordinary shares		500,343,324

	2021
	Number of shares	Number of days
Number of common shares issued	516,599,554	188,558,837,210
Shares of convertible preferred stock	17,482,000	6,380,930,000
Shares of treasury stock	(6,352)	(11,536,338)
Average number of ordinary shares	534,075,202	194,928,230,872
Days		365 days
Weighted average number of ordinary shares		534,049,948

43.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2020 and 2021 are as follows:

	2020		2021
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	10,249,827	10,540,968
Contingent guarantees		3,433,953	4,670,771
ABS and ABCP purchase agreements		1,604,958	1,525,768

		15,288,738	16,737,507

Commitments to extend credit:
Loan commitments in won		80,598,639	81,707,963
Loan commitments in foreign currency		19,319,903	19,807,686
Other agreements (*)		87,718,227	92,338,217

		187,636,769	193,853,866

Endorsed bills:
Secured endorsed bills		1,650	8,199
Unsecured endorsed bills		7,324,559	7,683,165

		7,326,209	7,691,364

	~~W~~	210,251,716	218,282,737

(*)
Unused credit commitments provided to the card customers are included, the amounts are
~~W~~
 82,991,589 million for the year ended December 31, 2020 and
~~W~~
86,979,545 million for the year ended December 31, 2021.

F-2
40

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

43.	Commitments and contingencies (continued)

(b)	Pending litigations
The Group’s pending lawsuits as a defendant as of December 31, 2021 are as follows:

Case	Number of claim	Claim amount		Description	Status
Return of unjust earning	1	~~W~~	33,096	The Plaintiff believes that the group of lenders including the Group unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankrupt creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.	The first order is ongoing as of December 31, 2021.

Request for return of trust and etc.	1		10,997	Claims for payment of principal of trust and trust profits upon termination of a specific trust.	It was filed on December 13, 2021

Loans lawsuit	1		10,654	Loans lawsuit	The Group won the first order and second order is ongoing as of December 31, 2021.

Return of down payment for Ulsan Innovative City	1	12,045	The Plaintiffs, the distributors, had received the properties from the Group in accordance with the Act of Industrial Integration, but Ulsan City refused to approve the move-in
under the Act of Innovative City, claiming that if the Act of Innovative City is applied, they will suffer from significant losses in future re-transfer.
					The Group won the first order and second order is ongoing as of December 31, 2021.

Others(*)	583		337,417	It includes various cases, such as compensation for loss claim.

	587	~~W~~	404,209

(*)	In January 2022, two lawsuits were filed, claiming damages (lawsuit value of ~~W~~ 101,183 million) for joint and several liabilities.

F-2
41

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

43.	Commitments and contingencies (continued)

As of the December 31, 2021, the Group has recorded
~~W~~
9,693 million and
~~W~~
3,828 million, respectively, as provisions and insurance contract liabilities (reserve for claims) for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

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

Meanwhile, IIG Fund received cancelation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.
Institutional sanctions (Shinhan Investment Corp. has been banned from the sale of new private equity funds and etc. for six months) against the Group was finalized by the Financial Services Commission on November 12, 2021.
In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.
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
As of December 31, 2021, there is a dispute between companies over some beneficiary certificates acquired under the management order of Lime Asset Management.
Considering the board resolutions and the results of the Financial Supervisory Service’s dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(e)
The Group sold approximately
~~W~~
390.7 billion of German Heritage DLS trust products from May 2017 to December 2018. As of December 31, 2021, the repayment of
~~W~~
379.9 billion has been delayed. Accordingly, the supervisory authorities were conducting an inspection on the incomplete sale of trust

F-24
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

43.	Commitments and contingencies (continued)

products. The institutional sanctions (Shinhan Investment Corp. has been banned from the sale of new private equity funds and etc. for six months) against the Group was partially finalized by the Financial Services Commission on November 12, 2021.

(f)
The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of December 31, 2021, approximately
~~W~~
373.8 billion, expired amount, of
~~W~~
420.0 billion, outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery.

(g)
The Group is responsible for the completion of construction when the contractor fails to fulfill its responsibilities. In case the Group fails to fulfill its responsibility, it is in the process of a responsible-for-completion
land trust project (122 cases other than the new construction project of accommodation facilities in Sutaek-dong,
Guri-si,
Gyeonggi-do
(excluding completed workplaces)) to compensate for damages incurred to the financial institutions, and for the year ended December 31, 2021, the total PF loans amounted to
~~W~~
4,344.9 billion. The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group’s failure to fulfill its responsibilities. As of December 31, 2021, the risk of the Group to bear the responsibility to complete the project is low, and the loss cannot be reliably measured, hence this was not reflected in the financial statements for the year ended December 31, 2021. Meanwhile, the process of each business sites will be continuously monitored.

44.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Cash and due from banks at amortized cost	~~W~~	28,435,818	33,420,549	28,471,127
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(3,349,719)	(2,488,156)	(1,490,600)
Restricted due from banks		(16,506,925)	(21,969,411)	(13,896,642)

	~~W~~	8,579,174	8,962,982	13,083,885

F-24
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

44.	Statement of cash flows (continued)

(b)	Significant non-cash activities for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Investment conversion	~~W~~	224,093	58,528	32,239
Transfers from construction-in-progress to property and equipment		76,004	56,575	18,748
Transfers between property and equipment and investment property		104,573	4,064	73,773
Transfers between assets held for sale and property and equipment		455	31,633	1,022
Transfers between investment property and assets held for sale		15,795	910	2,238
Accounts payable for purchase of intangible assets, etc.		472,798	137,476	137,058
Transaction for right-of-use assets		1,376,764	281,785	289,995
Exchange of shares related to acquisition of subsidiaries		—	629,449	—
Exchange of shares related to disposal of treasury stocks		—	287,669	—

(c)	Changes in assets and liabilities arising from financing activities for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Net Derivative liabilities		Borrowings	Debt securities issued	Lease liabilities	Total
Beginning balance	~~W~~	(5,822)	34,863,156	75,363,364	1,104,259	111,324,957
Changes from cash flows		43,676	7,465,106	(28,372)	(781,867)	6,698,543
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	22,836	437,627	14,504	474,967
Changes in foreign currency		—	271,179	(417,151)	—	(145,972)
Other non-financial change		(126,638)	(1,037,213)	(221,074)	256,426	(1,128,499)
Business combination(Note47)		—	9,000	—	839	9,839

Ending balance	~~W~~	(88,784)	41,594,064	75,134,394	594,161	117,233,835

F-24
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

44.	Statement of cash flows (continued)

	2021
	Net Derivative liabilities		Borrowings	Debt securities issued	Lease liabilities	Total
Beginning balance	~~W~~	(88,784)	41,594,064	75,134,394	594,161	117,233,835
Changes from cash flows		12,667	849,212	4,417,830	(275,273)	5,004,436
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	(71,390)	9,257	10,873	(51,260)
Changes in foreign currency		—	193,892	779,919	—	973,811
Other non-financial change		(5,290)	601,287	(192,037)	282,929	686,889

Ending balance	~~W~~	(81,407)	43,167,065	80,149,363	612,690	123,847,711

45.	Related parties
Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with IAS 24, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, bond and debt balance between the Group and the related parties are disclosed. For details of the subsidiaries and associates, refer to ‘Note 15’.

(a)	Balances with the related parties as of December 31, 2020 and 2021 are as follows:

Related party	Account	2020		2021
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	76	61
”	Credit card loans		81	87
”	Deposits		13,941	14,870
Partners 4th Growth Investment Fund	Deposits		2,802	10,096
BNP Paribas Cardif General Insurance	Credit card loans		21	24
”	ACL		—	(2)
”	Other provisions		—	4
”	Deposits		41	1,455
Dream High Fund III	Deposits		4	4
Credian Healthcare Private Equity Fund II (*)	Deposits		2	—
Midas Dong-A Snowball Venture Fund 2	Deposits		1,739	350
Eum Private Equity Fund No.3 (*)	Deposits		20	—
Incorporated association Finance Saving Information Center	Deposits		7	16
Nomura investment property trust No.19	Loans		11,976	11,880
”	Other assets		44	—
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		1,160	345

F-24
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

Related party	Account	2020		2021
Investments in associates (continued):
Korea Finance Security	Deposits	~~W~~	568	457
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue		16	17
Hermes Private Investment Equity Fund	Deposits		352	246
Korea Credit Bureau	Deposits		2,088	1,394
Goduck Gangil1 PFV Co., Ltd	Loans		24,000	12,000
”	ACL		(71)	(52)
SBC PFV Co., Ltd	Deposits		8,011	33,278
Sprott Global Renewable Private Equity Fund I	Deposits		258	176
IMM Global Private Equity Fund	Loans		800	800
”	ACL		(2)	(3)
”	Deposits		10,820	21,543
Goduck Gangil10 PFV Co., Ltd	Loans		9,400	7,600
”	ACL		(19)	(24)
”	Deposits		2,718	72,740
Shinhan Global Healthcare Fund 2	Deposits		1	1
One Shinhan Global Fund 1	Unearned revenue		122	104
IGIS PRIVATE REAL ESTATE TRUST NO.331 (*)	Loans		9,919	—
”	Accrued income		121	—
”	Unearned revenue		22	—
COSPEC BIM tech (*)	Loans		151	—
”	ACL		(95)	—
”	Deposits		1	—
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits		117	23
EDNCENTRAL Co.,Ltd.	Loans		19,450	19,739
”	Accrued income		9	9
”	Deposits		—	1
”	Unearned revenue		578	40
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment (*)	Account receivables		2,823	—
Future-Creation Neoplux Venture Capital Fund	Account receivables		4,137	3,919
Neoplux Market-Frontier Secondary Fund	Account receivables		1,630	954
Gyeonggi-Neoplux Superman Fund	Account receivables		186	620
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		25	1,002
SHINHAN-NEO Core Industrial Technology Fund	Account receivables		3	—
KTC-NP Growth Champ 2011-2 Private Equity Fund	Account receivables		4,528	4,512

F-24
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

Related party	Account	2020		2021
Investments in associates (continued):
Neoplux No.3 Private Equity Fund	Account receivables	~~W~~	748	662
NV Station Private Equity Fund	Deposits		100	41
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Unearned revenue		76	—
IGIS Private Real Estate Investment Trust 286 (*)	Other loans		436	—
Genesis North America Power Company No.1 PEF	Other loans		2,171	—
Korea Digital Asset Custody	Deposits		—	526
SW-N Fund	Deposits		—	115
Shinhan Smilegate Global PEF I	Unearned revenue		—	49
WaveTechnology co.Ltd	Deposits		—	99
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		—	513
iPIXEL Co.,Ltd.	Loans		—	55
”	Deposits		—	651
CJL No.1 Private Equity Fund	Deposits		—	779
Nova New Technology Investment Fund No.1	Deposits		—	357
Key management personnel and their immediate relatives:	Loans		5,144	6,149

	Assets		98,852	70,850

	Liabilities	~~W~~	44,404	159,432

(*)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2021.

(b)	Transactions with the related parties for the years ended December 31, 2019, 2020 and 2021 are as follows:

Related party	Account	2019		2020	2021
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	4,230	3,390	3,023
“	Reversal of credit losses		3	—	—
“	Interest expense		(1)	(5)	(13)
“	General and administrative expenses		(9)	(4)	(2)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		448	361	323

F-24
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

Related party	Account	2019		2020	2021
Investments in associates (continued):
BNP Paribas Cardif General Insurance	Fees and commission income	~~W~~	11	10	10
“	Reversal for credit loss		—	—	6
“	Other operating income		468	333	—
“	Interest expense		—	—	(1)
Midas Dong-A Snowball Venture Fund (*1)	Fees and commission income		119	—	—
“	Interest expense		(1)	—	—
IBKS-Shinhan Creative Economy New Technology Fund 2 (*1)	Fees and commission income		8	—	—
SM New Technology Business Investment Fund I (*3)	Fees and commission income		14	—	187
Partners 4th Growth Investment Fund	Interest expense		(7)	(4)	(11)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		216	54	129
SH Private Korea Equity Long-Short Professional Feeder (*1)	Fees and commission income		363	—	—
KDBC Midas Dong-A Snowball Venture Fund No.2	Interest expense		—	(2)	—
Shinhan Fintech New Technology Fund No.1 (*1)	Fees and commission income		38	—	—
Shinhan Global Healthcare Fund 1	Fees and commission income		360	—	—
Shinhan capital-Cape FN Fund No.1 (*1)	Fees and commission income		101	—	—
SHC-K2 Global Material Fund (*2)	Fees and commission income		19	19	—
Synergy-Shinhan Mezzanine New Technology Investment Fund (*2)	Fees and commission income		94	50	—
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		187	63	115
GX Shinhan interest 1st Private Equity Fund (*2)	Fees and commission income		545	454	—
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		361	361	271
SHC ULMUS Fund No.1 (*2)	Fees and commission income		76	39	—
Shinhan-PS Investment Fund No.1	Fees and commission income		20	20	20
Nomura investment property trust No.19	Interest income		519	525	530
“	Other operating income		7	3	—

F-24
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

Related party	Account	2019		2020	2021
Investments in associates (continued):
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income	~~W~~	2,694	2,501	974
Shinhan-Stonebridge Petro Private Equity Fund (*2)	Fees and commission income		1,762	—	—
KOREA FINANCE SECURITY	Fees and commission income		10	10	8
“	Interest expense		—	(1)	(1)
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		275	206	1,028
Shinhan-Rhinos 1 Fund	Fees and commission income		64	64	47
SHINHAN-CORE TREND GLOBAL FUND1	Fees and commission income		45	100	106
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		67	240	240
One Shinhan Global Fund1	Fees and commission income		151	399	208
Open-Shinhan Portfolio Investment Association No. 1	Fees and commission income		59	59	59
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		7	218	241
WON JIN HOME PLAN CO.,LTD (*3)	Interest income		186	—	—
Korea Credit Bureau	Fees and commission income		13	13	14
“	Interest expense		(5)	(12)	(9)
Goduck Gangil1 PFV Co., Ltd	Interest income		328	915	754
“	Fees and commission income		1,120	—	—
“	Reversal (provision) for credit loss		(78)	7	20
SBC PFV Co., Ltd	Fees and commission income		—	732	776
“	Interest expense		(3)	(5)	(14)
IMM Global Private Equity Fund	Interest income		28	25	23
“	Interest expense		(25)	(13)	(49)
“	Provision for credit loss		(3)	—	(1)
Goduck Gangil10 PFV Co., Ltd	Interest income		—	299	283
“	Fees and commission income		—	793	—
“	Interest expense		—	(4)	(78)
“	Provision for credit loss		—	(19)	(4)
IGIS PRIVATE REAL ESTATE TRUST NO.331 (*3)	Interest income		—	731	—
“	Other operating expense		—	(67)	—
“	Fees and commission income		—	478	—
COSPEC BIM tech (*3)	Interest income		—	—	41
“	Reversal ( provision) for credit loss		—	(95)	95

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

Related party	Account	2019		2020	2021
Investments in associates (continued):
Korea Omega Project Fund I	Fees and commission income	~~W~~	—	131	180
New Green Shinhan Mezzanine Fund (*3)	Fees and commission income		—	42	334
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		—	174	202
EDNCENTRAL Co.,Ltd.	Interest income		—	649	1,140
“	Fees and commission income		—	578	714
“	Other operating expense		—	(121)	—
Shinhan Western T&D Consignment Management Real Estate Investment Co., Ltd (*2)	Fees and commission income		—	300	—
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		—	165	386
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment (*3)	Interest income		—	9	1
“	Fees and commission income		—	44	5,474
Future-Creation Neoplux Venture Capital Fund	Interest income		—	14	31
“	Fees and commission income		—	116	308
Neoplux Market-Frontier Secondary Fund	Fees and commission income		—	416	954
Gyeonggi-Neoplux Superman Fund	Fees and commission income		—	149	621
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		—	308	1,002
NewWave 6th Fund	Fees and commission income		—	303	1,210
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		—	3	498
KTC-NP Growth Champ 2011-2 Private Equity Fund	Interest income		—	5	26
“	Fees and commission income		—	86	—
Neoplux No.3 Private Equity Fund	Fees and commission income		—	748	2,433
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Fees and commission income		—	1,412	83
CREDIAN T&F 2020 CORPORATE FINANCIAL STABILITY PRIVATE EQUITY FUND (*2)	Interest expense		—	(1)	—
Shinhan Smilegate Global PEF I	Fees and commission income		—	—	189

F-2
50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

Related party	Account	2019		2020	2021
Investments in associates (continued):
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income	~~W~~	—	—	2,026
Korea Digital Asset Custody	Interest expense		—	—	(2)
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		—	—	41
Ulmus SHC innovation investment fund	Fees and commission income		—	—	63
iPIXEL Co.,Ltd.	Interest income		—	—	2
CJL No.1 Private Equity Fund	Interest expense		—	—	(2)
Reverent-Shinhan Vista Fund	Fees and commission income		—	—	90
Hermes Private Investment Equity Fund	Interest expense		—	—	(1)
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		—	—	115
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		—	—	32
Shinhan-Time mezzanine blind Fund	Fees and commission income		—	—	300
Shinhan VC tomorrow venture fund 1	Fees and commission income		—	—	419
JS Shinhan Private Equity Fund	Fees and commission income		—	—	250
Key management personnel and their immediate relatives
Interest income			161	126	122

		~~W~~	15,045	18,897	28,589

(*1)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2019.
(*2)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2020.
(*3)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2021.

(c)	Key management personnel compensation
Key management personnel compensation for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019		2020	2021
Short-term employee benefits	~~W~~	21,237	23,468	23,972
Severance benefits		731	651	686
Share-based payment transactions (*)		12,343	2,628	13,886

	~~W~~	34,311	26,747	38,544

(*)	The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

F-2
51

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

(d)	The guarantees provided between the related parties as of December 31, 2020 and 2021 are as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2020		2021	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		919	913	Unused credit line
“	BNP Paribas Cardif General Insurance		229	226	Unused credit line
The Group	Structured entities		135,459	207,078	Purchase agreement

		~~W~~ 146,607		218,217

(e)	Details of collaterals provided by the related parties as of December 31, 2020 and 2021 are as follows:

			Amount of assets pledged
Provided to	Provided by	Pledged assets	2020		2021
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
	Hyungje art printing	Properties		120	—
	Goduck Gangil1 PFV Co., Ltd	Guarantee insurance policy		28,800	—
	Goduck Gangil10 PFV Co., Ltd	Guarantee insurance policy		13,000	—
	iPIXEL Co.,Ltd.	Electronic credit guarantee		—	190

			~~W~~	53,920	12,190

F-25
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

(f)	Details of significant loan transactions with related parties as of December 31, 2020 and 2021 are as follows:

		2020
Classification	Company	Beginning		Loan	Recover	Others (*1)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	—	—	—	11,973
	IGIS PRIVATE REAL ESTATE TRUST NO.331		—	10,000	—	(312)	9,688
	EDNCENTRAL Co.,Ltd.		—	20,000	—	(619)	19,381
	Goduck Gangil1 PFV Co., Ltd		24,000	—	—	—	24,000
	Goduck Gangil10 PFV Co., Ltd		—	28,200	(18,800)	—	9,400
	IMM Global Private Equity Fund		800	—	—	—	800
	COSPEC BIM tech (*2)		—	—	—	151	151

	Total	~~W~~	36,773	58,200	(18,800)	(780)	75,393

(*1)	The effect on changes in allowance for credit loss is included.
(*2)	For the year ended December 31, 2020, it is incorporated as a related party, and has marked the balance as of December 31, 2020.

		2021
Classification	Company	Beginning		Loan	Recover	Others (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	—	—	(93)	11,880
	IGIS PRIVATE REAL ESTATE TRUST NO.331		9,688	—	(9,769)	81	—
	EDNCENTRAL Co.,Ltd.		19,381	—	—	358	19,739
	Goduck Gangil1 PFV Co., Ltd.		24,000	—	(12,000)	—	12,000
	Goduck Gangil10 PFV Co., Ltd.		9,400	600	(2,400)	—	7,600
	IMM Global Private Equity Fund		800	—	—	—	800
	COSPEC BIM tech		151	—	—	(151)	—
	iPIXEL Co.,Ltd.		—	71	—	(16)	55

	Total	~~W~~	75,393	671	(24,169)	179	52,074

(*)	The effect on changes in allowance for credit loss is included.

F-25
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

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.
The size of unconsolidated structured entities as of December 31, 2020 and 2021 are as follows:

	2020		2021
Total assets:
Asset-backed securitization	~~W~~	253,958,036	248,200,446
Structured financing		257,475,395	255,854,384
Investment fund		203,863,889	301,241,508

	~~W~~	715,297,320	805,296,338

F-25
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

46.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks
i) The carrying values of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2020 and 2021 are as follows:

	2020
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	10,007	396,006	—	406,013
Loan at amortized cost		882,708	11,631,322	80,166	12,594,196
Securities at fair value through profit or loss		4,703,527	200,966	9,403,611	14,308,104
Derivate assets		10,353	1,050	—	11,403
Securities at fair value through other comprehensive income		2,105,239	122,664	—	2,227,903
Securities at amortized cost		6,294,228	—	—	6,294,228
Other assets		2,019	59,980	4,936	66,935

	~~W~~	14,008,081	12,411,988	9,488,713	35,908,782

Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	582	—	—	582
Other liabilities		2,610	21,421	—	24,031

	~~W~~	3,192	21,421	—	24,613

	2021
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	16,352	156,630	42,231	215,213
Loan at amortized cost		731,184	13,548,490	155,572	14,435,246
Securities at fair value through profit or loss		3,752,394	235,238	14,014,493	18,002,125
Derivate assets		4,343	16,560	—	20,903
Securities at fair value through other comprehensive income		2,510,057	215,237	—	2,725,294
Securities at amortized cost		6,493,106	—	—	6,493,106
Other assets		138	17,280	177	17,595

	~~W~~	13,507,574	14,189,435	14,212,473	41,909,482

Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	3,817	48	—	3,865
Other liabilities		103	21,683	—	21,786

	~~W~~	3,920	21,731	—	25,651

F-25
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

46.	Interests in unconsolidated structured entities (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of December 31, 2020 and 2021 are as follows:

	2020
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	14,008,081	12,411,988	9,488,713	35,908,782
ABS and ABCP purchase agreements		932,113	2,300	1,923,035	2,857,448
Loan commitments		618,030	707,860	—	1,325,890
Guarantees		87,293	—	—	87,293
Others		—	123,210	5,887	129,097

	~~W~~	15,645,517	13,245,358	11,417,635	40,308,510

	2021
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	13,507,574	14,189,435	14,212,473	41,909,482
ABS and ABCP purchase agreements		895,273	2,210	2,703,353	3,600,836
Loan commitments		439,843	984,082	6,900	1,430,825
Guarantees		21,200	105,550	—	126,750
Others		—	150,579	—	150,579

	~~W~~	14,863,890	15,431,856	16,922,726	47,218,472

47.	Business combination

(a)	Shinhan Venture Investment Co., Ltd.
i) General information
As of September 29, 2020, the Group gained control of Neoplux Co., Ltd. as a subsidiary by acquiring a 96.77% (97.08% stake of voting rights) stake and reporting to the Financial Services Commission about the transfer of subsidiary. As of December 30, 2020, the Group acquired the remaining shares, and Neoplux Co., Ltd. became a wholly owned subsidiary of the Group. Also, the name was changed from Neoplux Co., Ltd. to Shinhan Venture Investment Co., Ltd. The main reason for business combination is to promote investment financing and secure new business opportunities in the investment banking sector.

F-25
6

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

(*1)
The accounting for the acquisition of Shinhan Venture Investment Co., Ltd. was determined using the identifiable assets and liabilities recognized by Shinhan Venture Investment Co., Ltd. at the time of business combination.

(*2)
The contract balance recognized as a business combination includes
~~W~~
793 million. The contract balance that Shinhan Venture Investment Co., Ltd. had was considered an important asset that can generate additional revenue in the future. Therefore, it was assessed at fair value through the
Multi-period
Excess Earning Method.

(*3)
During the business combination, the Group acquired receivables that were fair value of
~~W~~
 15,803 million, and the total contract amount was
~~W~~
15,803 million. There is no contractual cash flow that is not expected to be recovered from the receivables.

iii) Goodwill
Goodwill recognized as a result of business combination is as follows:

	Amount
Consideration paid in cash	~~W~~	71,128
Fair value of identifiable net assets		(58,868)
Non-controlling interests (*)		1,718

Goodwill	~~W~~	13,978

(*)
For the year ended December 31, 2020, the
non-controlling
interests for Shinhan Venture Investment Co., Ltd. were measured at proportionate shares of non-controlling
interests in the acquiree’s identifiable net assets for Shinhan Venture Investment Co., Ltd. At the business combination, the

F-25
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

47.	Business combination (continued)

goodwill is generated because the transfer price includes the premium of corporate control paid to acquire Shinhan Venture Investment Co., Ltd. The transfer price for the business combination includes expected synergies, future market growth, and the amount related to human resources. These benefits are not recognized separately from goodwill because it does not meet the recognition requirements for identifiable intangible assets.

(b)	Business Acquisition of Leaders Financial Sales Co., Ltd.
According to the resolutions of the Board of Directors on November 25, 2020 and December 23, 2020, The Group has acquired its GF and IMGA business department of Leaders Financial Sales Co., Ltd on May 31, 2021. The acquired assets and liabilities were recognized as fair value at the time of acquisition, and the difference between the fair value and the amount paid in consideration for the transfer was recognized as goodwill.

	Amount
Consideration paid in cash
Cash	 ~~W~~ 	8,183
Contingent consideration arrangement		2,600

		10,783

Fair value of assets and liabilities
Cash and cash equivalents		200
Trade payable and other payable		(200)
Accounts payable		(3,068)

Fair value of identifiable net assets		(3,068)

Goodwill	~~W~~	13,851

(c)	The merger of Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd.
Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. have merged on July 1, 2021 to form a holding company named Shinhan Life Insurance Co., Ltd. As a result of the merger, the common shareholders as of immediately prior to the merger of Orange Life Insurance Co., Ltd. (the extinct corporation) are entitled to receive 0.9226202 share of Shinhan Life Insurance Co., Ltd (the surviving corporation)’s common share (
~~W~~
5,000 per share) per common share of Orange Life Insurance Co., Ltd. There is no further transfer of any such shares except in accordance with the exchange ratio agreed upon by both parties under the merger agreement addressed above.

(d)	Subsidiary investment shares
On October 29, 2021, the Group signed a Share Purchase Agreement with BNP Paribas Group Co., Ltd. for a 94.54% (7,230,174 shares of common stock) stake in BNP Paribas Cardif Life Insurance Co., Ltd. At the end of the reporting period, the Financial Services Commission has yet approved the incorporation of subsidiary.

F-25
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

48.	Events after reporting period
Subsidiaries of the Company, Shinhan Alternative Investment Management Inc. and Shinhan Asset Management Co., Ltd. has merged on January 5, 2022. After the merger, it has changed its name to Shinhan Asset Management Co., Ltd.

49.	Uncertainty due to changes in domestic and global economic conditions
The rapid spread of the
COVID-19
is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with IFRS 9
‘Financial Instruments’
and the default rate at the end of 2021 was
re-estimated
and reflected in the measurement of expected credit loss allowance using the changed forward-looking information on GDP growth and private consumption growth, which are major variables for calculating the default rate. As of December 31, 2021, the economic environment has remained uncertain. Expected credit losses may change depending on the end of the
COVID-19
and the pace of economic recovery. The Group will continue to monitor the impact of the
COVID-19
on the economy.
Risk exposures by major consolidated subsidiaries due to
COVID-19
are as follows, figures may significantly vary for industries that are highly affected by future economic conditions:

(a)	Shinhan Bank

	2020
	Airlift passenger		Lodging	Oil/ petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	120,854	3,445,269	685,336	244,036	95,240	1,763,741	112,647	6,467,123
Securities at fair value through profit or loss		—	—	3,088	—	—	3,060	—	6,148
Securities at fair value through other comprehensive income		52,878	2,611	224,894	—	6,539	9,797	—	296,719
Off-balance accounts		404,767	289,948	3,058,516	9,630	111,266	938,705	60,171	4,873,003

	~~W~~	578,499	3,737,828	3,971,834	253,666	213,045	2,715,303	172,818	11,642,993

	2021
	Airlift passenger		Lodging	Oil/ petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	164,904	3,314,684	937,385	219,859	86,241	2,082,545	92,152	6,897,770
Securities at fair value through profit or loss		—	—	29,911	—	—	—	2,737	32,648
Securities at fair value through other comprehensive income		114,158	18,142	264,343	—	7,123	10,678	—	414,444
Off-balance accounts		364,351	323,638	2,650,311	20,196	91,622	982,026	37,941	4,470,085

	~~W~~	643,413	3,656,464	3,881,950	240,055	184,986	3,075,249	132,830	11,814,947

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

49.	Uncertainty due to changes in domestic and global economic conditions (continued)

(b)	Shinhan Card Co., Ltd.

	2020
	Retails
	Credit sales		Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	357,589	142,252	283,150	782,991
Total Exposure		702,124		—	702,124

	2021
	Retails
	Credit sales		Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	371,197	152,838	387,318	911,353
Total Exposure		814,598		—	814,598

(c)	Jeju Bank

	2020
	Lodging		Manufacturing	Retail	Construction industry	Leisure related service industry	Transportation business	Etc	Total
Loans at amortized cost	~~W~~	599,875	30,095	517,843	85,640	57,677	29,679	92,373	1,413,182
Off-balance accounts		20,658	563	18,691	7,100	1,053	2,103	3,082	53,250

	~~W~~	620,533	30,658	536,534	92,740	58,730	31,782	95,455	1,466,432

	2021
	Airlift passenger		Lodging	Art-related	Movie theater	Leisure related service industry	Bus business	Bath business	Youth training facilities business	Total
Loans at amortized cost	~~W~~	—	295,664	4,161	596	25,432	7,535	17,089	5,466	355,943
Off-balance accounts		4	5,439	161	4	991	197	538	6	7,340

	~~W~~	4	301,103	4,322	600	26,423	7,732	17,627	5,472	363,283

As of December 31, 2020 and 2021, the exposures of the loans applied for moratorium of interest payments and moratorium of repayment in installments by Shinhan Bank and Jeju Bank are as follows:

F-2
60

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

49.	Uncertainty due to changes in domestic and global economic conditions (continued)

(a)	Shinhan Bank

	2020		2021
Moratorium of interest payments	~~W~~	242,794	224,449
Moratorium of repayment in installments		1,067,502	1,342,366
Moratorium of interest payments and moratorium of repayment in installments		80,581	65,773

	~~W~~	1,390,877	1,632,588

(b)	Jeju Bank

	2020		2021
Moratorium of interest payments	~~W~~	629	348
Moratorium of repayment in installments		328,055	276,193

	~~W~~	328,684	276,541

50.	Transition effects arising from changes in accounting policies
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

Right-of-use
assets were measured by adjusting the amount of prepaid or unpaid lease payments in relation to leases recognized in the consolidated statement of financial position at the same amount as the lease liability. As a result, property, plant and equipment increased by
~~W~~
573,823 million at the beginning of 2019, and prepaid expense, unearned revenue and accrued expenses decreased by
~~W~~
42,196 million,
~~W~~
5,197 million and
~~W~~
17 million, respectively.

F-2
61

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

51.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements
STATEMENTS OF FINANCIAL POSITION

	2020		2021
Assets
Deposits
Banking subsidiaries	~~W~~	3	3,913
Other		—	41,000
Receivables from subsidiaries:
Non-banking subsidiaries		3,218,455	3,976,059
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,797,222	13,797,222
Non-banking subsidiaries		16,157,962	16,537,819
Financial assets at FVTPL		1,810,867	1,617,734
Derivative assets		39,392	17,933
Property, equipment and intangible assets, net		10,360	10,597
Other assets
Banking subsidiaries		260,342	326,216
Non-banking subsidiaries		173,473	468,150
Other		15,838	19,250

Total assets	~~W~~	35,483,914	36,815,893

Liabilities and equity
Debt securities issued	~~W~~	9,920,059	9,559,553
Derivative liabilities		22,133	6,263
Accrued expenses & other liabilities		484,625	844,701

Total liabilities		10,426,817	10,410,517

Equity		25,057,097	26,405,376

Total liabilities and equity	~~W~~	35,483,914	36,815,893

F-26
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

51.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME

	2019		2020	2021
Income
Dividends from banking subsidiaries	~~W~~	892,310	892,420	772,420
Dividends from non-banking subsidiaries		428,634	495,110	807,803
Interest income from banking subsidiaries		263	194	173
Interest income from non-banking subsidiaries		38,968	68,914	75,013
Other income		125,324	268,784	235,746

Total income		1,485,499	1,725,422	1,891,155

Expenses
Interest expense		(206,815)	(231,205)	(210,535)
Other expense		(147,589)	(216,708)	(259,188)

Total expenses		(354,404)	(447,913)	(469,723)

Profit before income tax expense		1,131,095	1,277,509	1,421,432

Income tax expense		1,922	3,066	7,476

Profit for the year	~~W~~	1,129,173	1,274,443	1,413,956

3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

51.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2019		2020	2021
Cash flows from operating activities
Profit before income taxes	~~W~~	1,131,095	1,277,509	1,421,432
Non-cash items included in profit before tax		(1,164,022)	(1,313,967)	(1,456,374)
Changes in operating assets and liabilities		1,475,702	(1,272,738)	605,089
Net interest paid		(154,765)	(165,570)	(134,269)
Dividend received from subsidiaries		1,320,944	1,386,843	1,578,920
Income tax paid		(194)	—	(1,102)

Net cash provided by (used in) operating activities		2,608,760	(87,923)	2,013,696

Cash flows from investing activities
Net loan origination to non-banking subsidiaries		(575,936)	(1,073,657)	(649,384)
Acquisition of subsidiary		(2,977,196)	(73,335)	(379,857)
Other, net		(660)	(100,875)	(452,672)

Net cash used in investing activities		(3,553,792)	(1,247,867)	(1,481,913)

Cash flows from financing activities
Issuance of common stocks		—	1,154,347	—
Issuance of convertible preferred shares		747,791	—	—
Issuance of hybrid bonds		199,476	448,699	1,154,597
Net changes in borrowings		(125,000)	—	—
Issuance of debt securities issued		3,194,764	2,240,581	1,428,704
Repayments of debt securities issued		(1,844,000)	(1,384,000)	(1,890,000)
Dividend paid		(830,772)	(968,847)	(1,218,761)
Acquisition of treasury stock		(444,077)	(150,448)	(79)
Disposition of and incineration cost of treasury stock		—	(3,033)	—
Payment of stock issuance costs		—	—	(605)
Redemption of lease liabilities		(1,614)	(1,673)	(1,701)

Net cash provided by (used in) financing activities		896,568	1,335,626	(527,845)

Effect of exchange rate changes on cash and cash equivalents held		—	—	23

Net increase (decrease) in cash and cash equivalents		(48,464)	(164)	3,961

Cash and cash equivalents at beginning of year		48,628	164	—

Cash and cash equivalents at end of year	~~W~~	164	—	3,961

F-264