Form 20-F
period 2022-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2023-04-20
CIK 1263043

As filed with the Securities and Exchange Commission on April 20, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Jung-gu
,
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
None

Indicate the number of outstanding shares of each of Shinhan Financial Group’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 508,784,869 shares of common stock, par value of Won
5,000
per share.
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
Yes

☒

No

☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    Yes
☐
    No
☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).    Yes
☐
    No
☒
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

•

“Shinhan Card” refers to Shinhan Card Co., Ltd., “Shinhan Life Insurance” refers to Shinhan Life Insurance Co., Ltd., “Shinhan Securities” refers to Shinhan Securities Co., Ltd. and “Orange Life Insurance” refers to Orange Life Insurance, Ltd.

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

In this annual report, unless otherwise indicated, all references to “Korean Won”, “Won” or “ ~~W~~ ” are to the currency of the Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1,260.2 to US$1.00, which was the noon buying rate in the City of New York on December 30, 2022 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 14, 2023, the Noon Buying Rate was ~~W~~1,299.1 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

Summary

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

•	Risks Relating to Our Overall Business

•	Difficult conditions and turbulence in the Korean and global economy and financial markets may adversely affect our business, asset quality, capital adequacy and earnings.

•	Competition in the Korean financial services industry is intense, and may further intensify.

•	The extent to which the COVID-19 pandemic impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and difficult to predict.

•	We and our subsidiaries need to maintain our capital ratios above minimum required levels, and the failure to so maintain could result in the suspension of some or all of our operations.

•	Liquidity, funding management and credit ratings are critical to our ongoing performance.

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

•

Prolonged periods of declining or low interest rates or changes in related accounting standards may reduce or turn negative our investment margin on savings insurance products and result in an increase in the valuation of our liabilities associated with these products.

•	We may fail to realize the anticipated benefits of and encounter significant risks in connection with mergers and acquisitions.

•

We may suffer losses or record provisions for credit loss allowance for expected losses in connection with financial products sold by us or our subsidiaries, including Shinhan Securities and Shinhan Bank, which may have a negative impact on us, including our reputation.

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy. In light of the periodic re-proliferation of COVID-19, global inflation caused by rising energy prices and global supply chain disruptions, the Russia-Ukraine conflict and the subsequent economic slowdown, rapidly changing monetary policies (including higher interest rates and quantitative tightening) led by developed countries in reaction to such inflation, instability in the financial industries (including potential for bank runs) and capital flight risks in emerging economies caused by such changes in monetary policy, credit risks of Chinese real estate developers, ongoing US-China trade conflicts, signs of economic slowdown in China and continuing geopolitical and social instability in various parts of the Middle East, including Iraq, Syria and Yemen, among others, significant uncertainty remains as to the global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy. In addition, as the Korean economy matures, it is increasingly exposed to the risk of a “scissor effect,” namely being pursued by competitors in less advanced economies while not having fully caught up with competitors in advanced economies, which risk is amplified by the fact that Korean economy is heavily dependent on exports. The Korean economy also continues to face other difficulties, including sluggishness in domestic consumption and investment, risk of corporate debt liquidity issues, volatility in the real estate market, rising household debt, potential declines in productivity due to aging demographics and low birth rates, and a rise in youth unemployment. Any future deterioration of the global and Korean economies could adversely affect our business, financial condition and results of operations.

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowance for credit losses on loans and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. For example, in 2011 and 2012, the continuing slump in the real estate market and the shipbuilding industry led to increased delinquency among our corporate borrowers, including some Korean commercial conglomerates knowns as “chaebols,” in such industries, and in certain cases, even insolvency, workouts, recovery proceedings and/or voluntary arrangements with creditors. During the same period, the sustained slump in the real estate market also led to increased delinquency among our retail borrowers, and in particular, borrowers with collective loans for pre-sale of newly constructed apartment units. Recently, various Government-led financial support programs have been introduced in response to the COVID-19 pandemic, rising inflation and economic slowdown, such as loan rescheduling and principal and interest payment deferral programs, have helped financial institutions, including Shinhan Bank, manage their asset quality at a stable level. Such financial support programs have been introduced since April 1, 2020 and are available to small- and medium-sized enterprises and “small office, home office” (“SOHO”) that meet certain criteria, such as that they have not been delinquent on their prior loans and are not subject to liquidation or bankruptcy proceedings. Such financial support programs expired on September 30, 2022. However, the Government has decided, based on discussions with financial institutions, to provide further financial support to the debtors using the financial support programs as of the expiration date of such financial support programs in the forms of (i) the extension of loan maturity dates up to three years, (ii) the postponement of repaying loans up to one year until September 2023, or (iii) the rescheduling of loans under the New Start Fund set up by the Government on October 4, 2022 or loan rescheduling programs led by the financial institutions. Accordingly, Shinhan Bank’s delinquency ratio was 0.24% as of December 31, 2020, 0.19% as of December 31, 2021 and 0.21% as of December 31, 2022. However, despite such financial support programs, there is no assurance that Shinhan Bank will not experience increased level of credit losses on loans from borrowers, particularly those in troubled industries, since the quality of loans to such borrowers may further deteriorate due to a continued slump in volatile industries amid sluggish economic situation or for other reasons. In addition, the COVID-19 outbreak continues to have certain level of impact on global and domestic consumption, most notably in the transportation, tourism, retail, lodging, catering, industrial production and construction industries and any unexpected deterioration of the outbreak may lead to an increase in delinquency and adversely affect Shinhan Bank’s asset quality. Further, Government-led financial support programs or other countermeasures may not achieve their intended results and could also result in unintended consequences or otherwise adversely affect our business, financial condition and results of operations.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2022, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks, three Internet-only banks and thirty-five branches and subsidiaries of foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Shinhan Bank’s net interest margin (on a separate basis) increased to 1.85% in 2022 from 1.62% in 2021 due to, at least partly, increases in base interest rate by the Bank of Korea from 1.00% to 1.25% in January 2022, from 1.25% to 1.50% in April 2022, from 1.50% to 1.75% in May 2022, from 1.75% to 2.25% in July 2022, from 2.25% to 2.50% in August 2022, from 2.50% to 3.00% in October 2022 and from 3.00% to 3.25% in November 2022. The Bank of Korea further raised the base interest rate from 3.25% to 3.50% in January 2023, which may be further increased during 2023. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Further, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Also, over the years, the Government has implemented regulations lowering certain merchant fees chargeable by credit card companies. In 2012, the Government adopted regulations mandating lower merchant fees chargeable to small- and medium-sized enterprises, and beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized enterprises went into effect. The Enforcement Decree of the Specialized Credit Finance Business Act was amended in July 2017 and January 2019 to further expand the range of small- and medium-sized enterprises subject to lower merchant fees. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, and beginning January 2022, the fees chargeable to small- and medium-sized enterprises with respect to credit cards were further reduced as a result of this periodic review and revision. Additional amendments to regulations requiring further downward adjustments to merchant fees may come into force in the future. For further details on the Government’s regulations on merchant fees chargeable by credit card companies, See “— Risks Relating to Our Credit Card Business — Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.” In March 2023, the Financial Services Commission set up a task force consisting of members of the Financial Services Commission, the Financial Supervisory Service, credit card companies, and consumer groups, to discuss how to improve the merchant commission rate adjustment system in order to address disagreements among the stakeholders involved in the periodic review of the rates of fees charged to merchants.

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

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea recently. In January 2019, Woori Financial Group was established pursuant to a comprehensive stock transfer under the Korean Commercial Code whereby holders of the common stock of Woori Bank and certain of its subsidiaries transferred all of their shares to Woori Financial Group (the new financial holding company) and in return received shares of Woori Financial Group. As a result, Woori Bank and certain of its former wholly-owned subsidiaries became direct and wholly-owned subsidiaries of Woori Financial Group. The Korea Deposit Insurance Corp., which as of April 9, 2021 owned 17.25% of the outstanding common stock of Woori Financial Group, has sold 13.63% of the outstanding common stock of Woori Financial Group in multiple transactions in accordance with its plan that was approved by the Financial Services Commission in June 2019. The Korea Deposit Insurance Corp. sold additional 2.33% of the outstanding common stock of Woori Financial Group in May 2022 and currently owns only 1.29% of the outstanding common stock of Woori Financial Group. In the asset management business sector, Woori Financial Group acquired two asset management companies, Tongyang Asset Management and ABL Global Asset Management (former Allianz Global Investors). In August 2021, KB Financial Group completed the acquisition of Prudential Life Insurance, the former Korean unit of Prudential Financial Inc. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance became our wholly owned subsidiary as of such date. In May 2021, the Financial Services Commission approved the merger of Shinhan Life Insurance and Orange Life Insurance, with Shinhan Life Insurance being the surviving entity upon completion of the merger. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021. On September 29, 2020, we acquired a 96.8% interest in Neoplux Co., Ltd. (“Neoplux”), a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code, and hence Neoplux has become our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment. In addition, on January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management Co., Ltd. (“Shinhan BNP Paribas Asset Management”) and changed its legal name to Shinhan

Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. On June 30, 2022 we acquired 94.54% interest in BNP Paribas Cardif General Insurance, which then changed its name to Shinhan EZ General Insurance, Ltd. Subsequently in November 2022, Shinhan EZ General Insurance, Ltd. conducted a paid-in capital increase and our shares decreased to 85.1%. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. In December 2017, the Financial Services Commission introduced the “my account at a glance” system, which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on one page. The “my account at a glance” system became available on mobile channels in February 2016 and expanded its scope of services to include savings banks and securities companies. Since their introduction, the integrated automatic payment transfers management service, integrated account management service and “my account at a glance” system have gained widespread acceptance. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market. Moreover, since January 1, 2020, in calculating loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. This may further intensify competition for corporate loans and deposits among commercial banks and, as a result, Shinhan Bank may face difficulties in increasing or retaining its corporate loans and deposits, which in turn may result in an increase in its cost of funding.

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

These amendments introduced the MyData service, allowing and requiring (upon the customer’s request and subject to compliance requirements) financial institutions that have been approved by the Financial Service Commission as a MyData service provider access and sharing of customers’ personal information, credit information and transaction data. On January 27, 2021, Shinhan Bank and Shinhan Card each obtained a license from the Financial Services Commission as a MyData service provider. On January 5, 2023, Shinhan Bank launched the MyData business and Shinhan Card is planning to provide advanced wealth management and various financial services. Until October 13, 2021, the Financial Services Commission granted MyData licenses to 58 companies (46 companies receiving main licenses and 12 companies receiving preliminary licenses), 22 of which were fintech firms (19 companies receiving main licenses and three companies receiving preliminary licenses), and competition between traditional financial institutions like us and fintech firms is expected to intensify, particularly with respect to asset management services. On January 5, 2022, the API-based MyData service was fully implemented and 33 companies (including ten fintech firms) are providing services. As of December 31, 2022, the Financial Services Commission had granted licenses to 64 companies to operate as MyData service providers, 24 of which were fintech or IT firms. If more fintech companies receive authorization as MyData service providers, we expect competition for customers among banks and fintech firms to intensify. In addition, the Financial Services Commission also led discussions in July 2022 about the creation of a government-led platform where consumers can compare loan products from various financial institutions and apply for debt consolidation on a single platform. The platform is expected to launch in May 2023.

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices (including a requirement to maintain a certain ratio of core capital to total risk exposure, which was introduced in January 2018 in order to control excessive leverage), which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, whose minimum requirements were phased in sequentially from December 1, 2013 through full implementation by January 1, 2015, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission has implemented the Basel III requirements relating to liquidity coverage ratio and capital conservation buffer, each of which have been fully phased in as of January 1, 2019. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee on Banking Supervision (the “Basel Committee”), the capital ratio as required by the Basel Committee. According to the instructions of the Financial Services Commission, domestic systemically important banks, including Shinhan Bank, have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. In July 2021, Shinhan Financial Group, Hana Financial Group, KB Financial Group, NongHyup Financial Group and Woori Financial Group were designated by the Financial Services Commission as domestic systemically important bank holding companies, and Shinhan Bank, Hana Bank, Kookmin Bank, NongHyup Bank and Woori Bank were designated by the Financial Services Commission as domestic systemically important banks. In addition, in July 2021, the Financial Services Commission identified domestic systemically important bank holding companies and domestic systemically important banks as domestic systemically important financial institutions under the Act on the Structural Improvement of the

Financial Industry. Domestic systemically important financial institutions are required to prepare and submit their own recovery plans to the Financial Supervisory Service within three months from the date of notification of designation pursuant to the Act on the Structural Improvement of the Financial Industry. However, there is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

The rapid spread of COVID-19 and global health concerns relating to this outbreak, which was declared a “pandemic” by the World Health Organization in March 2020, have had severe negative impact on, among other things, financial markets, liquidity, economic conditions and trade and could continue to do so or could worsen for an unknown period of time, which could in turn have a material adverse impact on the our business, results of operations and financial condition, including liquidity, asset quality and growth. Risks associated with a prolonged outbreak of COVID-19 may include:

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

The extent to which the COVID-19 pandemic will continue to impact our business, results of operations and financial condition will depend on future developments, including the timeliness and effectiveness of actions taken or not taken to contain and mitigate the effects of COVID-19 both in Korea and internationally by governments, central banks, healthcare providers, health system participants, other businesses and individuals, which are highly uncertain and difficult to predict. Therefore, the Korean and global economy may remain volatile or continue to deteriorate, which may also have the effect of increasing the likelihood and magnitude of the other risks described in this annual report.

We are continuously assessing forward looking information to reasonably estimate the adverse impact of COVID-19 on our asset portfolio. We accumulated ~~W~~1,105 billion in COVID-19-related provisions since 2020 by reflecting forward looking criteria amid the COVID-19 pandemic, based on discounted cash flow assessment and reclassification of loss allowance stages depending on the extent of credit risk for certain loan assets. It is difficult to estimate the amount, if any, of additional special provisions for credit losses that will be incurred going forward as a result of COVID-19, and there is no guarantee that any such special provisions for credit losses will not be significant during first half of 2023 and beyond, and accordingly, the impact of COVID-19, including any special provisions for credit losses due to COVID-19, may have a material adverse effect on our business, liquidity, financial condition and results of operations. See “Item 5.A. Operating Results — Results of Operations.”

We and our subsidiaries need to maintain our capital ratios above minimum required levels, and the failure to so maintain could result in the suspension of some or all of our operations.

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, since January 1, 2015, we and our banking subsidiaries in Korea are required to maintain a minimum common equity Tier I capital adequacy ratio of 4.5%, a Tier I capital adequacy ratio of 6.0% and a total capital (BIS) ratio of 8.0%. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. In addition, as further described below, Shinhan Bank is also required to maintain a capital conservation buffer and additional capital as a domestic systemically important bank and may be required to maintain a countercyclical capital buffer. Also, our subsidiaries Shinhan Card, Shinhan Life Insurance and Shinhan Securities are each required to maintain a consolidated adjusted equity capital ratio of 8.0%, a solvency ratio of 100% and a net capital ratio of 100%, respectively.

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

In order to implement the capital requirements under Basel III in Korea, the Regulation on the Supervision of the Banking Business was amended, effective December 1, 2013. Under the amended Regulation on the Supervision of the Banking Business, effective from January 1, 2015, commercial banks in Korea are required to maintain a minimum common equity Tier I ratio of 4.5%, a minimum Tier I capital ratio of 6.0% and a minimum total capital (BIS) ratio of 8.0%. The Regulation on the Supervision of the Banking Business was further amended on December 26, 2014, to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019. In April 2020, in response to the COVID-19 pandemic, the Financial Services Commission temporarily lowered the liquidity coverage ratio requirement from 100% to 85%. The Financial Services Commission subsequently decided to gradually restore this ratio on a quarterly basis from the third quarter of 2022, to a ratio of 90% in the third quarter of 2022, 92.5% in the fourth quarter of 2022, 95% in the first quarter of 2023, 97.5% in the second quarter of 2023 and 100% from the third quarter of 2023. However, in October 2022, the Financial Services Commission decided to apply the 92.5% ratio until the end of June 2023 in response to the increasing volatility and uncertainty in the short-term money market, as determined through a financial market inspection meeting. Capital conservation buffer requirements have also been phased in from January 1, 2016 in increments of 0.625% annually, to the effect that commercial banks in Korea are required to maintain a capital conservation buffer of 2.5% as of January 1, 2019. If a commercial bank fails to maintain such capital conservation buffer requirements, such bank will be subject to certain restrictions relating to its use of income, such as distributing dividends and purchasing treasury stock. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group and Shinhan Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, from 2016 through 2022. According to the instructions of the Financial Services Commission, domestic systemically important banks, including Shinhan Bank, have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%.

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

For example, Basel III includes an international framework for liquidity risk measurement, standards and monitoring, as noted above, including a new minimum liquidity standard, known as the liquidity coverage ratio, which is designed to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and speedily converted into cash in the private marketplace to survive a significant stress scenario lasting 30 calendar days. The liquidity coverage ratio is computed as (a) the value of a banking organization’s HQLA, divided by (b) its total expected net cash outflows over the next 30 calendar days under stress scenarios. The minimum liquidity coverage ratio is 100%. In January 2013, the Basel Committee released a revised formulation of the liquidity coverage ratio, one of two quantitative liquidity measures approved in December 2010 as part of Basel III. The Basel Committee extended the timetable for full phase-in of the liquidity coverage ratio to the effect that the minimum liquidity coverage ratio was set at 60% as of January 1, 2015 and thereafter was increased in annual increments of 10% so that the minimum liquidity coverage ratio reached 100% as of January 1, 2019. In December 2014, the Financial Services Commission promulgated regulations to implement the liquidity requirements of Basel III, including raising the minimum liquidity coverage ratio to 80% as of January 1, 2015 and thereafter by annual increments of 5% so that the minimum liquidity coverage ratio for commercial banks in Korea is 100% since January 1, 2019. In April 2020, in response to the COVID-19 pandemic, the Financial Services Commission temporarily lowered the liquidity coverage ratio requirement from 100% to 85%. The Financial Services Commission subsequently decided to gradually restore this ratio on a quarterly basis from the third quarter of 2022, to a ratio of 90% in the third quarter of 2022, 92.5% in the fourth quarter of 2022, 95% in the first quarter of 2023, 97.5% in the second quarter of 2023 and 100% from the third quarter of 2023. However, in October 2022, the Financial Services Commission decided to apply the 92.5% ratio until the end of June 2023 in response to the increasing volatility and uncertainty in the short-term money market, as determined through a financial market inspection meeting.

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

Historically, Korea, like many other countries, has experienced interest rate fluctuations, in part due to the Government’s policy to stabilize the economy through active rate-controlling measures. In November 2017, the Bank of Korea raised the base interest rate to 1.50%, marking the first time it has increased the base interest rate since 2011, and further raised such rate to 1.75% in November 2018. The Bank of Korea reduced the base interest rate from 1.75% to 1.50% in July 2019, from 1.50% to 1.25% in October 2019, from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020. The Bank of Korea raised the base interest rate from 0.50% to 0.75% in August 2021, from 0.75% to 1.00% in November 2021, from 1.00% to 1.25% in January 2022, from 1.25% to 1.50% in April 2022, from 1.50% to 1.75% in May 2022, from 1.75% to 2.25% in July 2022, from 2.25% to 2.50% in August 2022, from 2.50% to 3.00% in October 2022 and from 3.00% to 3.25% in November 2022. The Bank of Korea further raised the base interest rate from 3.25% to 3.50% in January 2023. Interest rate movements, in terms of magnitude and timing as well as their relative impact on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) increase at a slower pace or by a thinner margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average repricing frequency of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, a decrease in the base interest rates tends to decrease our net interest margin while an increase in the base interest rates tends to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our financial condition and results of operations, could suffer significantly.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low

	(Won per US$1.00)
2018	1,112.9	1,099.3	1,141.7	1,054.6
2019	1,155.5	1,165.8	1,220.7	1,111.8
2020	1,086.1	1,180.6	1,267.3	1,081.9
2021	1,188.6	1,144.9	1,198.7	1,081.6
2022	1,260.2	1,291.8	1,440.5	1,187.0
October	1,424.6	1,426.1	1,440.3	1,402.3
November	1,316.8	1,361.8	1,424.0	1,316.8
December	1,260.2	1,293.6	1,322.2	1,260.2
2023 (through April 14)	1,299.1	1,281.8	1,325.3	1,220.3
January	1,232.0	1,243.1	1,272.2	1,227.3
February	1,323.5	1,275.4	1,323.5	1,220.3
March	1,303.8	1,306.0	1,324.5	1,278.9
April (through April 14)	1,299.1	1,315.6	1,325.3	1,299.1

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

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. Dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. Dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. Dollars are based on the Noon Buying Rate in effect on December 30, 2022, which was ~~W~~1,260.2 to US$1.00. On April 14, 2023, the Noon Buying Rate in effect was ~~W~~1,299.1 to US$1.00.

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

Replacement of London Interbank Offered Rate and reforms of other interest rate benchmarks could adversely affect our business, financial condition and results of operations.

Many of our products and services have referred to benchmark interest rates such as the London Interbank Offered Rate (“LIBOR”) in many currencies, including the U.S. Dollar. We have also utilized such benchmark interest rates for our own evaluation of financial instruments and various other internal management purposes. In March 2021, the U.K. Financial Conduct Authority (the “FCA”), which has regulatory authority with respect to LIBOR, announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (i) after December 31, 2021 in the case of all Sterling, Euro, Swiss franc and Japanese yen settings and the one-week and two month U.S. dollar settings and (ii) after June 30, 2023 in the case of the remaining U.S. dollar settings. While the ICE Benchmark Administration, the administrator of LIBOR, may publish certain LIBOR settings on the basis of a synthetic methodology for “tough legacy” contracts, there is no guarantee that such rates will be determined and published after the announced deadlines nor confirmed to be representative by the FCA.

In light of the transition away from LIBOR, the Secured Overnight Financing Rate (“SOFR”) has been identified by the Alternative Reference Rates Committee convened by the Board of Governors of the U.S. Federal Reserve System and the Federal Reserve Bank of New York as the preferred alternative benchmark reference rate for LIBOR and differs from LIBOR in many respects, including its basis on actual observed transactions in the U.S. treasury market as opposed to LIBOR’s usage of estimations of borrowing rates. While there are a number of international working groups focused on transition plans and the provision of fallback contract language that seek to minimize market disruption, replacement of LIBOR or any other benchmark with a new benchmark rate, such as SOFR, could adversely impact the value of and return on financial instruments and contracts. Moreover, replacement of LIBOR or other benchmark rates could result in market dislocations and have other adverse consequences for market participants, including the potential for increased costs, and litigation risks, including the potential for disputes with counterparties regarding the interpretation and enforceability of fallback contract language in LIBOR-based financial instruments and contracts. In particular, such transition may, among other things:

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

•

result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative interest rate adopted in connection with the replacement of LIBOR and other interest rates and the transition to alternative interest rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;

•	require us to respond to regulatory authorities in connection with the replacement of LIBOR and other interest rates benchmarks and the transition to an alternative interest rate;

•

require us to develop risk management and other operational systems and processes (including information technology systems) necessary to effectively deal with the replacement of LIBOR and other interest rates and the transition to an alternative interest rate, which may prove challenging or impossible, or incur significant investment and other costs in connection with such replacement and transition; or

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

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Shinhan Bank’s loans (before allowance for loan losses and deferred loan origination costs and fees) to such enterprises amounted to ~~W~~108,016 billion as of December 31, 2020, ~~W~~121,961 billion as of December 31, 2021 and ~~W~~131,304 billion as of December 31, 2022, representing 29.9%, 31.0% and 31.4%, respectively, of our total loan portfolio as of such dates.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through conservative lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2020, 2021 and 2022, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~372 billion, ~~W~~363 billion and ~~W~~385 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.34%, 0.30% and 0.29%, respectively. If the ongoing difficulties in the Korean or global economy were to continue or aggravate, the delinquency ratio for our loans to small- and medium-sized enterprises may rise.

Of particular concern is our exposure to enterprises in the real estate and leasing and construction industries. As of December 31, 2022, Shinhan Bank had outstanding loans (before allowance for credit losses on loans and deferred loan origination costs and fees) to enterprises in the real estate and leasing and construction industries

(many of which are small- and medium-sized enterprises) of ~~W~~41,991 billion and ~~W~~4,024 billion, respectively, representing 12.1% and 1.2%, respectively, of its total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which have yet to stage a meaningful turnaround.

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

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2022, the secured portion were collateralized or guaranteed of Shinhan Bank’s loans amounted to ~~W~~216,801 billion, representing 62.5% of its total loans. No assurance can be given that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 40% to 85% of the appraised value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government, and to periodically re-appraise such collateral. In order to mitigate our loss in the event of a decrease in the value of collateral, we have made effort to increase the proportion of installment principal repayment-based loans and manage the loan-to-value ratio of loans. As of December 31, 2022, installment principal repayment-based housing loans accounted for 53.4% of the housing loans extended by Shinhan Bank, and the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 41.7%. Despite these efforts however, if the real estate market in Korea experiences a downturn, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take 7 to 12 months from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. No assurance can be given that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated largely in the construction of residential complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. Shinhan Bank has actively managed and reduced its real estate project financing-related exposure, particularly during sustained downturns in the Korean real estate market. As of December 31, 2022, the total outstanding amount of Shinhan Bank’s real estate project financing-related exposure was ~~W~~5.7 trillion. However, if defaults were to significantly increase under our existing loans to real estate development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, this may have an adverse effect on our business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of Shinhan Bank’s 10 largest corporate exposures as of December 31, 2022, two were companies for which Shinhan Bank was a main creditor bank. All of the 10 companies are or were members of the main debtor groups as identified by the Governor of the Financial Supervisory Service, which are largely comprised of the largest Korean commercial conglomerates known as “chaebols.” As of such date, the total amount of Shinhan Bank’s exposures to the 10 companies was ~~W~~28,940 billion, or 8.6%, of its total exposures. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group amounted to ~~W~~5,279 billion, or 1.6%, of its total exposures. Largely due to the continued stagnation in the shipbuilding industry, current and former member companies of the STX Group, one of the leading conglomerates in Korea, entered into voluntary arrangements in 2013 with their creditors (including Shinhan Bank) to improve their credit situation, and STX Offshore & Shipbuilding and STX Heavy Industries, two of the STX Group’s member companies, recently filed for court receivership in May 2016 and July 2016, respectively. Due to stagnation in the construction industry, Keangnam Enterprises Co., Ltd., a large construction company in Korea, also entered into workout proceedings in 2013 and subsequently filed for recovery proceedings in March 2015. Dongbu Steel Co., Ltd. and Sambu Construction Co., Ltd. also experienced significant hardship and entered into workout or recovery proceedings in 2015. Additionally, in October 2015, creditors of Daewoo Shipbuilding & Marine Engineering Co., Ltd., led by Korea Development Bank, announced a restructuring plan that included cash injection and additional loans totaling ~~W~~4.2 trillion and extensive streamlining measures, and in November 2016, Korea Development Bank agreed to swap ~~W~~1.8 trillion of debt to equity and the Export-Import Bank of Korea agreed to issue ~~W~~1 trillion of perpetual bonds. Amid continued deterioration of Daewoo Shipbuilding & Marine Engineering Co., Ltd.’s financial conditions, in March 2017, Korea Development Bank and the Export-Import Bank of Korea further agreed to provide an additional ~~W~~2.9 trillion in loans and swap ~~W~~1.6 trillion of debt to equity, provided that other creditors and bondholders agree to certain debt-to-equity swaps and extension of maturities. In January 2016, Hanjin Heavy Industries & Construction Co., Ltd. entered into voluntary restructuring agreements with its creditors due to liquidity shortage in the wake of prolonged industry slowdown. Partly as a result of its active past efforts to reduce exposure to the shipbuilding and construction sectors, Shinhan Bank currently has limited exposure to the aforementioned troubled companies. However, if the credit quality of Shinhan Bank’s exposure to large corporations, including those in the main debtor groups, declines, Shinhan Bank may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect its financial condition, results of operations and capital adequacy. No assurance can be given that the allowances it has established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

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

In recent years, consumer debt, including lending to households and small unincorporated businesses, has continued to increase in Korea. Shinhan Bank’s portfolio of retail loans is comprised of two principal product types, namely secured retail loans (which are primarily comprised of mortgage and home equity loans secured by real estate) and general purpose loans (which are unsecured loans and tend to carry a higher credit risk). As of December 31, 2022, Shinhan Bank’s retail loan portfolio (before allowance for loan losses and deferred loan origination costs and fees and excluding credit card loans) was ~~W~~141,550 billion, representing 40.8% of its total loans outstanding. As of December 31, 2020, 2021 and 2022, Shinhan Bank’s non-performing retail loans (excluding credit card loans) were ~~W~~281 billion, ~~W~~261 billion and ~~W~~289 billion, respectively, representing non-performing loan ratios (net of charge-offs and loan sales) of 0.21%, 0.18% and 0.20%, respectively.

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

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the notes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2022, Shinhan Bank had aggregate guarantees and acceptances of ~~W~~17,996 billion, for which it provided allowances for losses of ~~W~~76.9 billion. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

As of December 31, 2020, 2021 and 2022, Shinhan Card’s interest-earning credit card assets amounted to ~~W~~30,977 billion, ~~W~~34,437 billion and ~~W~~39,034 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, Government policies and regulations aimed at protecting small- and medium-sized enterprises, such as the reduction of fees chargeable to small- and medium-sized merchants, may have a material adverse effect on our revenues from Shinhan Card. In January 2012, the Government expanded the definition of a small- and medium-sized merchant to include those with annual sales of up to ~~W~~200 million and, effective September 2012, lowered fees chargeable to such merchants from 1.8% to 1.5% with respect to credit cards. In January

2015, the Government further expanded the definition of a small- and medium-sized merchant to include those with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and imposed a cap on fees chargeable to such merchants at 2.0% with respect to credit cards. In November 2015, the Government announced a further reduction in the merchant fees chargeable to small- and medium-sized enterprises with respect to credit cards, effective January 31, 2016, from 2.0% to 1.3% for merchants with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and from 1.5% to 0.8% for merchants with annual sales of up to ~~W~~200 million. In July 2017, the Enforcement Decree of the Specialized Credit Finance Business Act was amended to expand the range of small- and medium-sized enterprises subject to lower merchant fees. Upon the amendment, merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 1.3%, and merchants with annual sales of up to ~~W~~300 million are subject to merchant fees chargeable with respect to credit cards of 0.8%. In January 2019, the government further expanded the definition of a small- and medium-sized merchant to include those with annual sales of more than ~~W~~500 million and up to ~~W~~3 billion. Upon the amendment, merchants with annual sales of less than ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 0.8%, merchants with annual sales of more than ~~W~~500 million and up to ~~W~~1 billion are subject to merchant fees chargeable with respect to credit cards of 1.4%, and merchants with annual sales of more than ~~W~~1 billion and up to ~~W~~3 billion are subject to merchant fees chargeable with respect to credit cards of 1.6%. Effective January 2022, the fees chargeable to small- and medium-sized enterprises with respect to credit cards were further reduced. Upon the amendment, merchants with annual sales of less than ~~W~~300 million are subject to merchant fees chargeable with respect to credit cards of 0.5%, merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 1.1%, merchants with annual sales of more than ~~W~~500 million and up to ~~W~~1 billion are subject to merchant fees chargeable with respect to credit cards of 1.25%, and merchants with annual sales of more than ~~W~~1 billion and up to ~~W~~3 billion are subject to merchant fees chargeable with respect to credit cards of 1.5%. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, starting from 2012, and the rates of fees chargeable may be further adjusted due to changes in relevant regulations or Government policy. A task force comprised of representatives from the credit card industry, consumers, merchants and the Financial Services Commission is expected to convene during 2022 to discuss improvements to the current system of adjustments to merchant commission rates. Additionally, during 2018, the Seoul metropolitan and other regional governments have launched “Zero Pay”, a government sponsored QR code-based mobile payment platform charging little to no transaction fees (up to 0.5% depending on volume of sales) and aimed at reducing transaction fees small businesses pay to credit card companies. The Financial Services Commission also announced its plans to establish an open banking system that would provide fintech firms access to banks’ payment systems at lower costs. Additional amendments to regulations requiring further downward adjustments to merchant fees or Government policies aimed at reducing transaction fees paid to credit card companies may be implemented in the future, placing further downward pressure on the results of operations for credit card companies, including Shinhan Card.

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

We, through our investment and other subsidiaries, currently provide, and seek to expand the offerings of, brokerage and other commission- and fee-based services. Downturns in stock markets typically lead to a decline in the volume of transactions that we execute for our customers and, therefore, a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are often based on the size of the assets under management, a downturn in the stock market, which has the effect of reducing the value of our clients’ portfolios or increasing the amount of withdrawals, also generally reduces the fees we receive from our securities brokerage, trust account management and other asset management services. Even in the absence of a market downturn, below-market performance by our securities, trust account or asset management subsidiaries may result in increased withdrawals and reduced cash inflows, which would reduce the revenue we receive from these businesses. In addition, protracted declines in asset prices can reduce liquidity for assets held by us and lead to material losses if we cannot close out or otherwise dispose of deteriorating positions in a timely way or at commercially reasonable prices. In July 2019, we made a capital contribution of ~~W~~660 billion by subscribing for new shares of common stock of Shinhan Securities, enabling Shinhan Securities to satisfy the ~~W~~4 trillion capitalization requirement required to apply to the Financial Services Commission for designation as a mega-investment bank (“mega-IB”). Upon designation as a mega-IB, Shinhan Securities will be able to issue debt securities up to 200% of its capitalization amount and would be able to utilize such proceeds for corporate lending and other businesses. This capital contribution was made in line with our strategic initiative to strengthen our non-banking businesses and capital market activities. However, we cannot assure you that this capital contribution, any designation of Shinhan Securities as a mega-IB or any resulting developments will not have a negative effect on our business, financial condition and results of operations that outweigh any potential benefits, and we may not be successful in furthering our strategic initiative.

Prolonged periods of declining or low interest rates or changes in related accounting standards may reduce or turn negative our investment margin on savings insurance products and result in an increase in the valuation of our liabilities associated with these products.

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

Significantly lower or negative investment margins may cause us to accelerate amortization, thereby reducing net income in the affected reporting period and potentially negatively affecting our credit instrument covenants or rating agency assessment of our financial condition. In addition, under IFRS 17, which became effective beginning 2023, insurance contract liabilities will be calculated in terms of market value (as the present value of future insurance cash flows with a provision for risk) instead of book value. As the discount rate will reflect current interest rates rather than book yields, we may have a significantly higher debt balance under IFRS 17 due to higher insurance liabilities, thereby resulting in a decrease in our risk-based capital.

We may fail to realize the anticipated benefits of and encounter significant risks in connection with mergers and acquisitions.

We continue to seek and evaluate opportunities for diversification and growth of our business, including through strategic acquisitions, and have experienced substantial growth through several mergers and acquisitions. On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance became our wholly owned subsidiary as of such date. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021. On October 31, 2018, we agreed to acquire Asia Trust Co., Ltd. in order to expand our real estate business capacity and have also acquired certain small-sized overseas financial service companies and asset management companies. On September 29, 2020, we acquired a 96.8% interest in Neoplux, a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code, and hence Neoplux has become our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment. In addition, on January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. On June 30, 2022 we acquired 94.54% interest in BNP Paribas Cardif General Insurance, which then changed its name to Shinhan EZ General Insurance, Ltd. Subsequently in November 2022, Shinhan EZ General Insurance, Ltd. conducted a paid-in capital increase and our shares decreased to 85.1%. We expect to integrate these and any future acquisitions with our existing businesses and generate synergies and expand our business capabilities. However, we may encounter significant risks, including difficulty in successfully integrating acquired businesses, increased expenses such as working capital requirements or capital expenditures, regulatory risks and financial risks such as potential liabilities of the businesses we acquire. In addition, evaluating potential acquisitions may require us to incur significant expenses or divert management’s attention away from other business issues. As such, no assurance can be given that any completed or contemplated acquisitions will not have a negative effect on our business, financial condition and results of operations that outweigh any potential benefits.

We may suffer losses or record provisions for credit loss allowance for expected losses in connection with financial products sold by us or our subsidiaries, including Shinhan Securities and Shinhan Bank, which may have a negative impact on us, including our reputation.

We are subject to lawsuits and other claims in the ordinary course of our business, including with respect to financial products sold by us or our subsidiaries, including Shinhan Securities and Shinhan Bank. We may suffer losses or record provisions for credit loss allowance for expected losses in connection with the sales of such financial products and related legal or other proceedings related to such matters, which may have a negative impact on us, including our reputation.

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

Certain investors in funds of Lime Asset have filed dispute mediation claims to the Financial Supervisory Service and criminal and civil claims against Lime Asset, as well as against financial institutions that have sold such products, claiming they learned of the change in the trade finance fund’s investment method and losses only in October 2019 and that they were also misguided and not fully informed of the risks associated with these funds when investing in such products. The Financial Supervisory Service conducted a comprehensive audit in November and December 2019. In February 2020, the Prosecutors’ Office of Korea announced that they had launched an investigation into Lime Asset as well as Shinhan Securities and also searched Shinhan Bank’s headquarters on July 1, 2020 in connection with this matter. In November 2020, the Financial Supervisory Service imposed a partial business suspension on Shinhan Securities and suspension from duties and a cautionary warning to its two former CEOs. On December 5, 2021, the Supreme Court concluded that a former employee of Shinhan Securities was partially guilty on charges of conspiring to conceal from investors Lime Asset’s losses and change in investment target and imposed a sentence of eight years’ imprisonment and a ~~W~~300 million fine. On December 10, 2021, the Financial Supervisory Service imposed a partial business suspension and a fine of ~~W~~4 billion on Shinhan Securities, and a cautionary warning on two former employees of Shinhan Securities in connection with alleged violations of the Capital Markets Act and the Act on Real Name Financial Transactions and Confidentiality. On February 14, 2023, a fine of ~~W~~1.8 billion on Shinhan Securities was confirmed. On March 15, 2023, Seoul Southern District Court imposed a fine of ~~W~~50 million on Shinhan Securities for violation of the Financial Investment Services and Capital Markets Act of Korea in failing to properly monitor its employees involved in the sale of Lime Asset products. On April 22, 2021, the sanctions committee of the Financial Supervisory Service recommended a partial business suspension and fine of ~~W~~8.7 billion on Shinhan Bank, a cautionary warning to the CEO of Shinhan Bank, an institutional caution and fine of ~~W~~50 million on Shinhan Financial Group and a caution to the CEO of Shinhan Financial Group in connection with Shinhan Bank’s alleged improper solicitation of troubled Lime Asset funds and management’s oversight in risk management. On July 11, 2022, the partial business suspension and the fine of ~~W~~5.7 billion on Shinhan Bank and a cautionary warning to the CEO of Shinhan Bank were confirmed. The fine on Shinhan Financial Group recommended by the sanctions committee will be deliberated at the Securities and Futures Commission of the

Financial Services Commission and will be confirmed if approved at a regular meeting of the Financial Services Commission.

In May 2020, Shinhan Securities announced that its board of directors has resolved to compensate certain investors for amounts ranging between 30% to 70% (in the case of retail investors) and 20% to 50% (in the case of institutional investors) of the amount of such investor’s investment in Lime Asset products. In June 2020, Shinhan Bank announced that its board of directors has resolved to make prepayments to investors in certain Lime Asset funds that have reached maturity in an amount equal to 50% of such investor’s investment in the relevant product. On June 30, 2020, the Financial Dispute Mediation Committee of the Financial Supervisory Service recommended through a non-binding ruling for brokerages, including Shinhan Securities, to return 100% of the amount of investors’ investment in certain of Lime Asset products sold after November 2018 in the aggregate of approximately ~~W~~161 billion. In August 2020, the board of directors of Shinhan Securities resolved to accept the non-binding ruling for certain Lime Asset’s trade finance funds sold around November 2018. With these resolutions by the board of directors of Shinhan Securities, the total amount of compensation to investors of Lime Asset funds that Shinhan Securities has agreed to pay has reached ~~W~~42.46 billion. On April 19, 2021, the Financial Dispute Mediation Committee of the Financial Supervisory Service recommended through a non-binding ruling that Shinhan Bank compensate investors in such Lime Asset funds in amounts ranging from 40% to 80% of the losses incurred by the investors by way of making prepayments, with adjustments to be made depending on particular facts, such as the nature of the investor (e.g., whether retail or institutional investor, the age and experience level of the investor, etc.) and adequacy of documentation. In 2022, in accordance with such compensation guideline recommended by the Financial Dispute Mediation Committee, Shinhan Bank completed its voluntary settlement process with substantially all of such investors in Lime Asset funds.

In June 2020, the Financial Supervisory Service launched an investigation into Discovery Asset Management Co., Ltd. (“Discovery Asset”), which operated funds that invested in certain funds in the U.S. managed by Direct Lending Investment, LLC (“DLI”). In April 2019, the U.S. Securities and Exchange Commission obtained a preliminary injunction and order appointing a receiver to freeze DLI’s funds based on the complaint that DLI fabricated values of its assets under management and reported returns. In response, Discovery Asset suspended withdrawals from funds under its management, thereby freezing approximately ~~W~~256 billion in total of its investors’ funds as of April 2019. While neither Shinhan Bank nor Shinhan Securities was involved in sale of such DLI-related funds structured by Discovery Asset, Shinhan Bank and Shinhan Securities did sell other Discovery Asset funds (affected by such suspension of withdrawal) to investors in Korea. Between 2017 and 2019, Shinhan Bank and Shinhan Securities sold approximately ~~W~~93.6 billion and ~~W~~50.8 billion, respectively, of such Discovery Asset products (unrelated to DLI funds), of which only Shinhan Bank has recovered approximately ~~W~~45.1 billion from Discovery Asset. In 2022, Shinhan Bank completed its voluntary settlement process with substantially all of such investors in Discovery Asset funds, and Shinhan Securities is in discussion with the investors to settle these amounts based on mutually agreeable terms.

From May 2017 to December 2018, Shinhan Securities sold approximately ~~W~~390.7 billion of certain German Heritage derivative-linked securities (“German Heritage DLS Products”). As of December 31, 2022, the principal amount of German Heritage DLS Products that have become eligible for payment but for which payment has been delayed is ~~W~~379.9 billion. The German Heritage DLS Products are derivative-linked trust products where performance is based on underlying Singapore funds that invest in Germany’s monument status building development projects. Since July 2019, maturity payments have been delayed on the German Heritage DLS Products as recovery on the underlying funds has been delayed. In March 2020, Shinhan Securities announced that its board of directors has resolved to make prepayments to investors who have consented to the extension of maturity in an amount equal to 50% of the amount of such investor’s investments in the German Heritage DLS Products. As of December 31, 2022, Shinhan Securities recognized ~~W~~343.8 billion in non-operating expenses as provisions for potential future compensation in connection with the sale of German Heritage DLS Products.

The prepayments made or to be made by Shinhan Bank and Shinhan Securities to investors of Lime Asset funds, Discovery Asset funds and German Heritage DLS Products, respectively, as explained above, have been or will be, as the case may be, settled at the time of recovery of the underlying funds. If the amount recovered on the underlying fund is less than the amount prepaid to investors, Shinhan Bank and Shinhan Securities may not be able to recover from investors the amount of the prepaid amount that is in excess of the recovered amount and accordingly suffer losses. Depending on the performance of such underlying funds, we may record provisions for credit loss allowance to account for expected future losses.

During the fiscal year 2022, Shinhan Bank and Shinhan Securities recorded ~~W~~54.6 billion and ~~W~~116.2 billion, respectively, for credit loss allowance to account for expected future losses associated with financial products, including Lime Asset, Discovery Asset and German Heritage DLS Products. Depending on a variety of factors, including those outside the control of Shinhan Bank or Shinhan Securities, such as the performance of the underlying funds and progression of discussions with investors, Shinhan Bank or Shinhan Securities may record additional provisions for credit loss allowance to account for expected future losses from these or other financial products, and there is no guarantee that such amounts, if any, will not be significant.

In June 2022, Shinhan Bank voluntarily reported to the Financial Supervisory Service certain overseas wire transfers made in 2020 and 2021 which Shinhan Bank had detected as unusual based on its internal monitoring system. After similar activities were also reported by another major Korean bank, the Financial Supervisory Service launched an investigation in August 2022 into wire transfers made under similar circumstances across all major banks in Korea, including Shinhan Bank. In an interim report released in September 2022, the Financial Supervisory Service reported that approximately more than US$7.2 billion of suspicious overseas wire transfers were made through 12 banks, of which approximately US$2.36 billion had been wired through Shinhan Bank and that at least some of these transfers were allegedly related to cryptocurrency arbitrage transactions. The Financial Supervisory Service and the Seoul Central District Prosecutor’s Office are currently investigating these wire transfers and the parties involved, including in relation to any violation of certain monitoring and reporting obligations under the Foreign Exchange Transactions Act of Korea and the Act on Reporting and Use of Certain Financial Transaction Information of Korea. In December 2022, the Financial Supervisory Service made a recommendation to improve Shinhan Bank’s fraud detection system, including allocating sufficient staff and establishing a computer system dedicated to identifying digital asset-related transactions and assessing risks related to digital asset management. Such investigations are ongoing, and it is difficult to predict the results of these proceedings and the potential impact they may have on us.

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

In order to minimize the risk of security breaches related to customer and our other proprietary information, we have taken a series of group-wide preventive measures, such as the adoption and implementation of a best-in-class information security system and reinforcement of internal control measures. We are fully committed to maintaining the highest standards of cyber security and consumer protection measures and upgrading them continually. We have implemented the ISO 27001-certified security management system for us and all our subsidiaries, and we have obtained the Information Security Management System certification for most of our subsidiaries. We believe such certifications represent third-party validations that we are in compliance with best-in-class international standards on matters of information security. Our Integrated Security Control Center’s security management system enables us to continuously monitor for signs of potential cyber-attacks and provides us with advance warnings that will allow us to promptly respond to such attacks. Our security management system continuously monitors for signs of potential cyber-attacks and is designed to provide early warning alerts to enable prompt action by us. In order to prevent intentional and accidental security issues by our employees, we have created a violation monitoring system, reinforcing our security measures by preemptively identifying various scenarios of threats and by collecting and analyzing different types of data that allows us to quickly identify any potential security violations. Moreover, we established a new information security lab to build a continuous security research and development system to respond to hacking and other cyber threats. Through these measures, we are developing technical capabilities necessary to respond to the latest security threats. We also provide intensive employee training to our information technology staff and other employees on cyber security and have adopted advanced security infrastructure (including through hiring a highly competent team of information security experts) for online financial services such as mandatory website certification and keyboard security functions. In addition, reviews of our system are conducted, across all of our subsidiaries, through periodic audits and simulation reviews by external experts. In addition, in compliance with applicable regulations we currently carry insurance to cover cyber security breaches up to ~~W~~10 billion in relation to our banking business and up to ~~W~~3 billion in the aggregate and up to ~~W~~1 billion per incident for our securities investment business and have set aside a reserve of ~~W~~1 billion for our credit card business. In addition, in light of the growing use of mobile devices to access financial services, we have implemented security measures (including encryptions and service terminal monitoring) to provide a secure mobile banking service as well as to prevent illegal leakage or sharing of customer data and otherwise enhance customer privacy. We are also keenly aware of the litigation and regulatory sanctions risks that may arise from security breaches and are aggressively reinforcing a group-wide culture that stresses safety and good custodianship as among our highest priorities. Furthermore, we are actively taking steps to implement preventive and other steps recommended or required by the regulatory authorities in relation to actual and potential financial scams. Although we have not experienced any material security breaches or any similar large scale leakage of customer information recently, given the unpredictable and continually evolving nature of cyber security threats due to advances in technology or other reasons, there is no assurance that, notwithstanding our best efforts at maintaining the best-in-class cyber security systems, we will not be vulnerable to major cyber security attacks in the future.

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

In response to the growing incidents of voice phishing, regulatory authorities have undertaken a number of steps to protect consumers against voice phishing and other financial scams. Also in response to the heightened risk, Shinhan Card and our other subsidiaries have established certain fraud detection system that identifies any questionable transactions based on deviations from a customer’s conventional transaction patterns. There is no assurance, however, that these regulatory activities and fraud detection system will have the desired effect of substantially eradicating or even containing the incidents of voice phishing or other financial scams. Also given continual advances in technology and the increasing sophistication of the financial scammers, there is no assurance that we will be able to prevent future financial scams or that the frequency and scope of financial scams will not increase. If financial scams involving us and our subsidiaries were to continue or to become more prevalent, it may result in compensation for any losses suffered by victims thereof, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, compliance with the present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of our preventive measures, any of which may have a material adverse effect on our business, results of operations and financial condition.

Legal claims and regulatory risks arise in the conduct of our business.

In the ordinary course of our business, we are subject to regulatory oversight and potential legal and administrative liability risk. We are also subject to a variety of other claims, disputes, legal proceedings and government investigations in Korea and other jurisdictions where we are active. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.” These types of proceedings may expose us to substantial monetary and/or reputational damages and legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on our businesses. The outcome of these matters are highly uncertain and difficult to predict, and they could adversely affect our future business.

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

For example, the Government has taken and is taking various initiatives to support small- and medium-sized enterprises and low-income individuals, who were disproportionately affected by the downturn in the Korean and global economy in the late 2000s and have yet to fully recover. As part of these initiatives, the Financial Supervisory Service has recently encouraged banks in Korea to increase lending to small- and medium-sized enterprises in order to ease the financial burden on such enterprises amid sluggish economic recovery, and in February 2016, the Bank of Korea announced that it would increase support for loans to small- and medium-sized enterprises in anticipation of growing liquidity difficulties among such enterprises in light of the sustained sluggishness of the general economy and to stimulate trade exports, infrastructure investments and entrepreneurial efforts. The financial regulators have also adopted several measures designed to improve certain lending practices of the commercial banks which practices were perceived as having an unduly prohibitive effect on extending loans to small- to medium-sized enterprises. Moreover, in response to the threat posed to the economy by the COVID-19 outbreak, the Government has implemented various emergency aid initiatives involving Korean banks, including Shinhan Bank, to provide liquidity assistance to small- and medium-sized enterprises. Such initiatives include extending new loans to borrowers with low credit ratings, extending maturity dates on existing loans and deferring interest payment obligations on certain loans. Our participation in such Government initiatives may lead us to extend credit to small- and medium-sized enterprises that we would not otherwise extend, or offer terms on such credit that we would not otherwise offer, in the absence of such initiatives. There is no guarantee that the financial condition and liquidity of the small- and medium-sized enterprises benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis or at all. Accordingly, an increase in our exposure to small- and medium-sized enterprise borrowers resulting from such Government initiatives may have a material adverse effect on our financial condition and results of operations.

In addition, as a way of supporting the Government’s initiative to assist promising startups, in February 2015, the financial regulators announced that they would encourage the banks in Korea to increase lending to technology companies in the small- to medium-sized enterprise segment and to enhance technology-related credit review capabilities. According to the Korea Federation of Banks, the aggregate balance of loans to technology companies in the small- to medium-sized enterprise segment reached ~~W~~266.9 trillion, ~~W~~316.3 trillion and ~~W~~326 trillion as of December 31, 2020, 2021 and 2022, respectively. Shinhan Bank’s total balance of outstanding loans to technology companies as of December 31, 2020, 2021 and 2022 was ~~W~~36.6 trillion, ~~W~~46.2 trillion and ~~W~~44.8 trillion, respectively.

Furthermore, amid concerns about increasing household debt, the Financial Services Commission increased target proportions for fixed interest rate loans and installment principal repayment-based housing loans for 2020 to 50% and 57.5%, respectively, which remained the same for 2021. The target proportions for fixed interest rate loans and installment principal repayment-based housing loans for 2022 were increased to 52.5% and 60.0%, respectively.

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

On August 26, 2019, the Financial Services Commission announced that it will implement an additional round of the program for up to ~~W~~20 trillion. Despite tighter thresholds for eligibility, including newly adopted restrictions on annual income, and the imposition of prepayment penalties, the newly implemented program is expected to be substantively similar to the mortgage refinancing program implemented in 2015. Similar to the 2015 program, banks holding newly converted fixed rate loans will be required to sell such loans to Korea Housing Finance Corporation, which will then securitize such loans and issue mortgage-backed securities (backed by such loans) to be purchased by the banks who sold the loans in proportion to the amounts of the loans sold. The amount of loans Shinhan Bank will need to transfer to Korea Housing Finance Corporation is ~~W~~1.7 trillion, but the amount of mortgage-backed securities Shinhan Bank will need to purchase from Korea Housing Finance Corporation has yet to be determined. Similar to the 2015 program, in the event that market interest rates increase from those applicable during this program’s implementation, we may experience valuation or realization losses on the mortgage-backed securities to be held by Shinhan Bank. Further, Shinhan Bank will be required to hold mortgage-backed securities it purchases from Korea Housing Finance Corporation under the program for a period of one year, and Shinhan Bank also may not be able to sell or otherwise dispose of the mortgage backed securities in the market or otherwise in amounts or at prices commercially reasonable due to the prevailing interest rate environment and/or other market conditions. As a result of this program, we may incur additional costs from recalibrating our asset portfolio and asset-liability management policy. Any of these developments could adversely affect our results of operations and financial condition. Due in large part to such initiatives, fixed interest rate loans and installment principal repayment-based loans accounted for 44.2% and 51.0%, respectively, of the total housing loans extended by commercial banks in Korea as of June 30, 2018, according to data published by the Government in December 2018. Fixed interest rate and installment principal repayment-based housing loans accounted for 49.7% and 53.4%, respectively, of the housing loans extended by Shinhan Bank as of December 31, 2022.

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

For example, to deal with a growing number of non-performing loans in the wake of the global financial crisis of 2008-2009, the Government sponsored the establishment of United Asset Management Company Ltd. (“UAMCO”) in October 2009 through capital contributions from six major policy and commercial banks, namely Shinhan Bank, Kookmin Bank, KEB Hana Bank, Industrial Bank of Korea, Woori Bank and Nonghyup Bank. The Government originally planned to dispose of UAMCO during 2015 and establish a new company that specializes in corporate restructuring, but the Government scrapped such plans and instead decided to reorganize UAMCO and expand its restructuring business. As part of an effort to strengthen its balance sheet, UAMCO received additional capital contributions in May 2016 from two new shareholders, Korea Development Bank and the Export-Import Bank of Korea, and two of its existing shareholders, Woori Bank and Nonghyup Bank. In July 2020, UAMCO notified its shareholders of a capital contribution in the aggregate amount of ~~W~~200.0 billion (to be borne in proportion to the respective shareholding percentages of its shareholders) to improve financial soundness and secure additional investment capacity in case sales of non-performing loans increase due to the COVID-19 pandemic. Accordingly, on July 28, 2020, Shinhan Bank made a capital contribution of ~~W~~28 billion. Shinhan Bank has committed to contribute ~~W~~140 billion of capital to UAMCO, of which ~~W~~113.1 billion has been contributed to date. As of the date hereof, Shinhan Bank holds a 14% equity interest in UAMCO, while seven other policy and commercial banks each hold interests ranging from 2% to 14%.

UAMCO seeks to achieve financial improvement of struggling companies through a wide range of restructuring programs, including debt restructuring, capital injection, asset sales, corporate reorganization, workouts and liquidation and bankruptcy proceedings and is the largest purchaser in Korea of non-performing financial assets generally. Shinhan Bank sold non-performing assets to UAMCO in the amount of ~~W~~246.5 billion, ~~W~~92.4 billion and ~~W~~91.3 billion in 2020, 2021 and 2022, respectively. With an enlarged capital base following the recent capital contributions mentioned above, it is expected that UAMCO will play a more active role in the restructuring of the Korean corporate sector. The Government is also considering an amendment of the Financial Investment Services and Capital Markets Act of Korea to facilitate the business activities of UAMCO.

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

The regulations on mortgage and home equity loans are susceptible to the changes of housing market cycles and have been revised from time to time. From 2017 to 2022, the Government led by President Moon Jae-in announced and implemented a series of robust polices aimed at taming speculation and deterring the rise of housing prices. However, since the second half of 2022, the Government led by President Yoon Suk Yeol has announced and implemented a series of policies to ease the demand-side regulations in the real estate market in order to prevent housing prices from crashing due to the recent hike in interest rates. For example, the Government has released most areas from “speculative areas”, “overheated speculative areas” and “adjustment targeted areas” (collectively, the “regulated areas”) where tighter loan-to-value ratios and debt-to-income ratios are applicable to mortgage or home equity loans, with only Gangnam-Gu, Seocho-Gu, Songpa-Gu and Yongsan-Gu in the greater Seoul metropolitan area currently remaining as the regulated areas, removed the application of stricter loan-to-value ratio to new loans secured by high-price houses located in the regulated areas and allowed the extension of new loans secured by houses located in the regulated areas to households that already own one or more houses.

The Government also increased the loan-to-value ratio applicable to the regulated areas (i) up to 50% of the appraised value of the houses, except that such maximum loan-to-value ratio is 70% for low-income households that (1) have a combined (in case of married couple) annual income of no more than ~~W~~90 million, (2) do not currently own any housing and (3) are using the loan to purchase low-price housing valued at ~~W~~900 million or less (~~W~~800 million or less in case of houses located in “adjustment targeted areas”) and (ii) up to 80% of the appraised value of the houses, for new loans to a first-time home buyer with a maximum residential mortgage loan amount of ~~W~~600 million or less. The regulations on the debt-to-income ratio remained largely unchanged, with the debt-to-income ratio applicable to houses being (i) 60% for those that are located in the greater Seoul metropolitan area but excluding the regulated areas, (ii) 50% for those that are located in “adjustment targeted areas” and (iii) 40% for those that are located in “speculative areas” or “overheated speculative areas”. However, such debt-to-income ratios for houses located in regulated areas are adjusted to 60% for (i) low-income households that (1) have a combined (in case of married couple) annual income of no more than ~~W~~90 million, (2) do not currently own any housing and (3) are using the loan to purchase low-price housing valued at ~~W~~900 million or less (~~W~~800 million or less in case of houses located in “adjustment targeted areas”) and (ii) first-time homebuyers.

The Financial Services Commission also introduced a debt service ratio and a modified debt-to-income ratio in order to modernize credit review methods and stabilize the management of household debt. The modified debt-to-income ratio, which has been implemented beginning January 31, 2018 reflects (i) both principal and interest payments on the applicable mortgage and home equity loan and existing mortgage and home equity loans and (ii) interest payments on other loans. Previously, debt-to-income ratio had only reflected (i) both principal and interest payments on the applicable mortgage and home equity loan and (ii) interest payments on existing mortgage and home equity loans. Debt service ratios reflect principal and interest payments on both the applicable loan and other loans and have been fully implemented since October 2018. The modified debt-to-income ratios are used as the primary reference index in the evaluation and approval process for mortgage and home equity loans, and debt service ratios are generally used as a supplementary reference index providing additional limits on mortgage and home equity loans. For example, debt service ratios applicable to a loan applicant with a total aggregate loan amount exceeding ~~W~~100 million (including the applied but not yet extended loan amount) should not exceed 40% unless otherwise specified by the applicable regulations.

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

Pursuant to the Regulation on the Supervision of the Banking Business, Shinhan Bank must maintain a loan to deposit ratio of no more than 100%. Since January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. In response to the COVID-19 pandemic, on April 20, 2020, the Financial Services Commission announced a series of measures to temporarily ease the regulations on loan-to-deposit ratio. In particular, the loan-to-deposit ratio of 100% was temporarily increased to 105% and weighing of corporate loans to SOHOs extended since January 1, 2020 to December 31, 2021 also became subject to a multiple of 85% provided such loans are not real estate related. On March 30, 2022, the Financial Services Commission announced plans to cease the temporary easement of regulations relating to the loan-to-deposit ratio as of June 30, 2022 and to gradually normalize the loan-to-deposit ratio back down to 100% beginning July 1, 2022. On October 27, 2022, the Financial Services Commission further announced measures to temporarily ease the loan-to-deposit ratio requirement from 100% to 105% in consideration of the increasing demand for corporate loans due to the contraction of the corporate bond market. This temporary increase will apply through April 2023, subject to further extension depending on the market conditions at the time of expiration of such measures. Additionally, the Detailed Regulation on the Supervision of the Banking Business was amended on June 30, 2018 to provide for a weighted multiple to be applied to mortgage and home equity loans where the loan-to-value ratio exceeds 60% in determining required minimum total capital (BIS) ratio. The Detailed Regulation on the Supervision of the Banking Business was also amended on June 30, 2018 to add “concentration of risk in the retail sector” as an additional criterion when the Financial Supervisory Service evaluates the risk management systems of Korean banks.

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

Shinhan Bank engages in certain limited lending activities in or related to Russia. In response to the Russia-Ukraine conflict, the U.S., E.U., U.K., Korean and other governments have imposed economic sanctions on Russia, Belarus, and certain regions of Ukraine. Such sanctions target, among other persons, a wide range of Russian financial institutions as sanctioned parties as well as the Russian Central Bank and certain other state entities. Russia-related activities may subject us to sanctions and potential legal or reputational risk.

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

•

difficulties in the financial sectors in Europe, China and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets, including possibility of global inflation and the spread of economic downturn to Europe as a result of geopolitical risks arising from Russia-Ukraine conflict;

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

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean business groups;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and risk of further attacks by terrorist groups around the world, including the actions of the so-called “Islamic State”;

•	the occurrence of severe health epidemics in Korea and other parts of the world, including COVID-19, Ebola, Middle East Respiratory Syndrome (MERS) and Zika virus outbreaks;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase abruptly as a result of current and future events. In particular, there continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Some examples from recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in November 2022 in response to North Korea’s intercontinental ballistic missile test in November 2022. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

Under the Financial Holding Companies Act, any single shareholder (together with certain persons in a special relationship with such shareholder) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a bank holding company controlling national banks such as us. In addition, any person, except for a “non-financial business group company” (as defined below), may acquire in excess of 10% of the total voting shares issued and outstanding of a financial holding company which controls a national bank, provided that a prior approval from the Financial Services Commission is obtained each time such person’s aggregate holdings exceed 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company. The Government and the Korea Deposit Insurance Corporation are exempt from this limit. Furthermore, certain non-financial business group companies (i.e., (i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group; (ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than ~~W~~2 trillion; (iii) any mutual fund in which the same shareholder group identified in (i) or (ii) above owns more than 4% of the total shares issued and outstanding of such mutual fund; (iv) any private equity fund (a) where a person falling under any of items (i) through (ii) above is a limited partner holding not less than 10% of the total amount of contributions to the private equity fund, or (b) where a person falling under any of items (i) through (iii) above is a general partner, or (c) where the total equity of the private equity fund acquired by each affiliate belonging to several enterprise groups subject to the limitation on mutual investment is 30% or more of the total amount of contributions to the private equity fund; or (v) the investment purpose company concerned, where a private equity fund falling under item (iv) above acquires or holds stocks in excess of 4% of the shares or equity of such company or exercises de facto control over significant managerial matters of such company through appointment or dismissal of executives or in any other manner)) may not acquire beneficial ownership in us in excess of 4% of our outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of our outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.” To the extent that the total number of shares of our common stock that you and your affiliates own together exceeds these limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in a fine of up to ~~W~~100 million, plus an additional charge of up to 0.03% of the book value of such shares per day until the date of disposal.

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

Based upon the past and projected composition of our income and assets and valuation of our assets, we do not believe that we were a PFIC for 2022, and we do not expect to be a PFIC in 2023 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2023 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

Introduction

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the second largest financial services provider in Korea (as measured by consolidated total assets as of December 31, 2022) and operate the second largest banking business (as measured by consolidated total bank assets as of December 31, 2022) and the largest credit card business (as measured by total credit purchase volume in 2022) in Korea.

We have experienced substantial growth through several mergers and acquisitions. On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance became our wholly owned subsidiary as of such date. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021. On June 30, 2022 we acquired 94.54% interest in BNP Paribas Cardif General Insurance, which then changed its name to Shinhan EZ General Insurance, Ltd. Subsequently in November 2022, Shinhan EZ General Insurance, Ltd. conducted a paid-in capital increase and our shares decreased to 85.1%.

As of December 31, 2022, we have 16 direct and 35 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 19 million active customers, which we believe is the largest customer base in Korea, through approximately 24,527 employees at approximately 1,397 network branches group-wide. While over 80% of our revenues have been historically derived from Korea, we aim to serve the needs of our customers through a global network of 248 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Australia, Hong Kong, Vietnam, Cambodia, Kazakhstan, Singapore, Mexico, Uzbekistan, Myanmar, Poland, Indonesia, the Philippines and the United Arab Emirates.

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

“Convergence Talent Management” serves as the foundation for other core strategic initiatives, and we will continue to build and grow a talented workforce that possesses traits and capabilities required to thrive in the digital era. In particular, we have promoted “Shinhan RE:BOOT”, a major transformation of our corporate culture since 2021. We intend to accelerate the execution of strategies and changes within the Group through cultural transformation projects such as data-driven working methods, a fast and flexible organizational culture, and HR digitalization.

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions, establishing subsidiaries or formation of joint ventures. Our key acquisitions, capital contributions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation

July 2002	Shinhan Securities Co., Ltd.(1)	Securities and investment	Acquisition from the SsangYong Group

August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas

August 2003	Chohung Bank	Commercial banking	Acquisition from creditors

Date of Acquisition	Entity	Principal Activities	Method of Establishment

December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders

March 2007	LG Card	Credit card services	Acquisition from creditors

January 2012	Tomato Mutual Savings Bank(3)	Savings bank	Purchase and assumption of assets and liabilities from creditors

January 2013	Yehanbyoul Savings Bank(4)	Savings bank	Acquisition from Korea Deposit Insurance Corporation

October 2017	Shinhan REITs Management	Real estate asset management	Newly established

February 2019, January 2020	Orange Life Insurance(5)	Life insurance services	Acquisition from majority shareholders and subsequent comprehensive stock exchange

May 2019	Asia Trust Co. Ltd.(6)	Real estate trust business	Acquisition from majority shareholders

August 2019	Shinhan AI. Co., Ltd.	Investment advisory	Incorporated and joined as a wholly-owned subsidiary

September 2020, December 2020	Shinhan Venture Investment)(7)	Venture capital	Acquisition from majority shareholders and subsequent comprehensive stock exchange

January 2021	Shinhan Asset Management(8)	Asset management services	Acquisition of remaining interests from BNP Paribas Asset Management Holding

June 2022	Shinhan EZ General Insurance(9)	General insurance services	Acquisition of BNP Paribas Cardif General Insurance

Notes:

(1)

Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009 and renamed again as Shinhan Securities Co., Ltd. from Shinhan Investment Corp. effective October 2022.

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

(6)

In October 2018, we announced the acquisition of a 60.0% interest in Asia Trust Co. Ltd. According to the transaction agreement, we seek to complete the acquisition by acquiring the remaining 40.0% shares in Asia Trust Co. Ltd. by 2022. The acquisition was approved by the Financial Services Commission on February 17, 2019 and closed on May 2, 2019. Upon closing, Asia Trust Co. Ltd. became our direct subsidiary. In May 2022, Asia Trust Co. Ltd. changed its name to Shinhan Asset Trust Co., Ltd.

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

(9)

On June 30, 2022 we acquired 94.54% interest in BNP Paribas Cardif General Insurance, which then changed its name to Shinhan EZ General Insurance, Ltd. Subsequently in November 2022, Shinhan EZ General Insurance, Ltd. conducted a paid-in capital increase and our shares decreased to 85.1%.

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

•

asset management services, including securities investment trust management, investment advisory, call transaction, domestic and foreign private equity fund business, alternative investments through formation of private equity funds on a private placement basis and other management services; and

•

other services - savings banking services, loan collection and credit reporting, collective investment administrative services, financial system development services, real estate trust services, investment advisory services, venture capital services, and non-life insurance services.

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

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profiles. Our deposit products consist principally of the following:

•

Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted 18.7%, 19.8% and 18.5% of our total deposits as of December 31, 2020, 2021 and 2022, respectively. Demand deposits paid average interest of 0.33%, 0.32% and 0.47% in 2020, 2021 and 2022, respectively.

•

Time and savings deposits. Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the “cost of funds index,” or COFIX, published by the Korean Federation of Banks. If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted 47.8%, 43.8% and 51.4% of our total deposits as of December 31, 2020, 2021 and 2022, respectively, and paid average interest of 1.46%, 1.05% and 2.04% in 2020, 2021 and 2022, respectively. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Savings deposits constituted 31.7%, 31.9% and 26.2% of our total deposits as of December 31, 2020, 2021 and 2022, respectively, and paid average interest of 0.32%, 0.23% and 0.40% in 2020, 2021 and 2022, respectively.

•

Other deposits. Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to two years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted 1.8%, 4.5% and 3.9% of our total deposits as of December 31, 2020, 2021 and 2022, respectively and paid average interest of 1.42%, 0.91% and 1.97% in 2020, 2021 and 2022, respectively.

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

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 0.5% per annum) and amounted to ~~W~~6,816 billion, ~~W~~7,610 billion and ~~W~~7,308 billion as of December 31, 2020, 2021 and 2022, respectively.

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

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. Our retail loans, before allowance for credit losses on loans and deferred loan origination costs and fees and excluding credit card receivables, amounted to ~~W~~160,417 billion as of December 31, 2022.

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

As of December 31, 2022, our mortgage and home equity loans and other retail loans accounted for 50.9% and 49.1% of our total retail loans, respectively.

For secured loans, our policy is to lend up to 40% to 100% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). For mortgage and home equity loans, our general policy is to lend up to 40% to 85% of the appraisal value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government. The loan-to-value ratio of secured loans, including mortgage and home equity loans, is updated on a monthly basis using the most recent appraisal value of the collateral, and maximum loan-to-value ratios are further adjusted based on factors such as the location of the secured property, nature and purpose of the loans and level of competition in the market. Since January 11, 2019, maximum loan-to-value ratios are determined and may be adjusted in increments of 1% (as opposed to increments of 5%, which was the case prior to January 11, 2019), allowing us to set more precise and tailored maximum loan-to-value ratios for secured loans. As of December 31, 2022, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 41.70%. As of December 31, 2022, substantially all of its mortgage and home equity loans were secured by residential property.

Under the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business, our banking subsidiaries were subject to, when extending mortgage and home equity loans, the maximum loan-to-value ratio of 70% (irrespective of the location of the property, subject to certain exceptions) and the maximum debt-to-income ratio of 60% (only in respect of housing units located in the greater Seoul metropolitan area, subject to certain exceptions).

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

The regulations on mortgage and home equity loans are susceptible to the changes of housing market cycles and have been revised from time to time. From 2017 to 2022, the Government led by President Moon Jae-in announced and implemented a series of robust polices aimed at taming speculation and deterring the rise of housing prices. However, since the second half of 2022, the Government led by President Yoon Suk Yeol has announced and implemented a series of policies to ease the demand-side regulations in the real estate market in order to prevent housing prices from crashing due to the recent hike in interest rates. For example, the Government has released most areas from “speculative areas”, “overheated speculative areas” and “adjustment targeted areas” (collectively, the “regulated areas”) where tighter loan-to-value ratios and debt-to-income ratios are applicable to mortgage or home equity loans, with only Gangnam-Gu, Seocho-Gu, Songpa-Gu and Yongsan-Gu in the greater Seoul metropolitan area currently remaining as the regulated areas, removed the application of stricter loan-to-value ratio to new loans secured by high-price houses located in the regulated areas and allowed the extension of new loans secured by houses located in the regulated areas to households that already own one or more houses.

The Government also increased the loan-to-value ratio applicable to the regulated areas (i) up to 50% of the appraised value of the houses, except that such maximum loan-to-value ratio is 70% for low-income households that (1) have a combined (in case of married couple) annual income of no more than ~~W~~90 million, (2) do not currently own any housing and (3) are using the loan to purchase low-price housing valued at ~~W~~900 million or less (~~W~~800 million or less in case of houses located in “adjustment targeted areas”) and (ii) up to 80% of the appraised value of the houses, for new loans to a first-time home buyer with a maximum residential mortgage loan amount of ~~W~~600 million or less. The regulations on the debt-to-income ratio remained largely unchanged, with the debt-to-income ratio applicable to houses being (i) 60% for those that are located in the greater Seoul metropolitan area but excluding the regulated areas, (ii) 50% for those that are located in “adjustment targeted areas” and (iii) 40% for those that are located in “speculative areas” or “overheated speculative areas”. However, such debt-to-income ratios for houses located in regulated areas are adjusted to 60% for (i) low-income households that (1) have a combined (in case of married couple) annual income of no more than ~~W~~90 million, (2) do not currently own any housing and (3) are using the loan to purchase low-price housing valued at ~~W~~900 million or less (~~W~~800 million or less in case of houses located in “adjustment targeted areas”) and (ii) first-time homebuyers.

The Financial Services Commission also introduced a debt service ratio and a modified debt-to-income ratio in order to modernize credit review methods and stabilize the management of household debt. The modified debt-to-income ratio, which has been implemented beginning January 31, 2018 reflects (i) both principal and interest payments on the applicable mortgage and home equity loan and existing mortgage and home equity loans and (ii) interest payments on other loans. Previously, debt-to-income ratio had only reflected (i) both principal and interest payments on the applicable mortgage and home equity loan and (ii) interest payments on existing mortgage and home equity loans. Debt service ratios reflect principal and interest payments on both the applicable loan and other loans and have been fully implemented since October 2018. The modified debt-to-income ratios are used as the primary reference index in the evaluation and approval process for mortgage and home equity loans, and debt service ratios are generally used as a supplementary reference index providing additional limits on mortgage and home equity loans. For example, debt service ratios applicable to a loan applicant with a total aggregate loan amount exceeding ~~W~~100 million (including the applied but not yet extended loan amount) should not exceed 40% unless otherwise specified by the applicable regulations.

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

The following table sets forth a breakdown of our retail loans.

	As of December 31,
	2020		2021		2022

	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home equity loans	~~W~~	73,188	~~W~~	79,860	~~W~~	81,724
Other retail loans		73,602		79,146		78,693
Percentage of retail loans to total gross loans		40.7%		40.4%		38.4%

Note:

(1)	Before allowance for credit losses on loans and deferred loan origination costs and fees and excludes credit card receivables.

The total mortgage and home equity loans amounted to ~~W~~81,724 billion as of December 31, 2022, and as of such date, consisted of amortizing loans (whose principal is repaid by part of the installment payments) in the amount of ~~W~~50,046 billion and non-amortizing loans in the amount of ~~W~~31,678 billion. In addition, as of December 31, 2022, we also provided lines of credit in the aggregate outstanding amount of ~~W~~737 billion for non-amortizing loans.

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

As of December 31, 2022, Shinhan Bank’s three-month, six-month and twelve-month base rates were 3.98%, 4.36% and 4.36%, respectively. As of December 31, 2022, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of five years was 5.39%. Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 5.16% to 14.00%, depending on the credit scores of its customers. As of

December 31, 2022, 93.3% of Shinhan Bank’s total retail loans were floating rate loans and 6.7% were fixed rate loans. As of the same date, 94.1% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and 5.9% were fixed rate loans.

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

Private Banking

Historically, we have focused on customers with high net-worth. Our retail banking services include providing private banking services to high net-worth customers who seek personal advice in complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth clients by offering them customized wealth management solutions and comprehensive financial services including asset portfolio and fund management, tax consulting, real estate management and family office services, among others. Since the end of 2011, in order to preemptively respond to evolving customer needs and promote asset growth by inducing greater synergy between commercial banking and investment advisory services offered by Shinhan Securities, Shinhan Bank launched private wealth management centers which combine certain branches of Shinhan Bank with those of Shinhan Securities located in the same area. Shinhan Bank’s strength in private banking has been widely recognized by a number of significant industry awards in recent years, including the grand prize at the Premium Brand Index by Korean Standards Association, Chosun Ilbo and Ministry of Trade, Industry and Energy (awarded 15 consecutive years), the Korea Prestige Brand Award by the Korea Economic Daily (awarded seven consecutive years), the Star Brand Award by Maekyung Media Group (awarded six consecutive years) and National Brand Award by Chosun Ilbo (awarded five consecutive years) in 2022.

As of December 31, 2022, Shinhan Bank operated 25 private wealth management service centers nationwide, including 17 in Seoul, 3 in Gyeonggi province and 5 in cities located in other regions in Korea. As of December 31, 2022, Shinhan Bank had approximately 19,462 private banking customers, who typically are required to have ~~W~~500 million or more in deposits with Shinhan Bank to qualify for its private banking services.

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

	As of December 31,
	2020			2021			2022

	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	~~W~~	108,016	29.9%	~~W~~	121,961	31.0%	~~W~~	131,304	31.4%
Large corporate loans		35,289	9.8		40,368	10.3		49,368	11.8
Others(2)		46,950	13.0		46,139	11.7		48,278	11.6

Total corporate loans	~~W~~	190,255	52.7%	~~W~~	208,468	53.0%	~~W~~	228,950	54.8%

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

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises (the “SME Basic Act”) and the related Presidential Decree, as amended and effective from November 15, 2022, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ~~W~~500 billion, (ii) the enterprise must meet the standards prescribed by the Presidential Decree in relation to the average and total annual sales revenues applicable to the type of its main business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. An enterprise shall not qualify as a small- or medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into a business group subject to disclosure under the Monopoly Regulation and Fair Trade Act. Non-profit enterprises that satisfy certain requirements prescribed in the SME Basic Act and its Presidential Decree may qualify as a small- and medium-sized enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree are deemed as small- and medium-sized enterprises, effective from April 15, 2014. As of December 31, 2022, we made loans to 499,616 small- and medium-sized enterprises for an aggregate amount of ~~W~~131,304 billion (before allowance for credit losses on loans and deferred loan origination costs and fees).

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

•

operates a relationship management system to provide customer services that are tailored to small- and medium-sized enterprises. Shinhan Bank currently has relationship management teams in 185 banking branches, of which 53 are corporate banking branches and 132 are hybrid banking branches designed to serve both retail customers and, to a limited extent, corporate customers. These relationship management teams market products, and review and approve smaller loans with less credit risks; and

•

continues to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~49,368 billion (before allowance for credit losses on loans and deferred loan origination costs and fees) as of December 31, 2022. Large corporate customers tend to have better credit profiles than small- and medium-sized enterprises, and accordingly, Shinhan Bank has expanded its focus on these customers as part of its risk management policy.

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

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2022, working capital loans and facilities loans amounted to ~~W~~72,446 billion and ~~W~~83,506 billion, respectively, representing 45.3% and 52.2% of our total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five or ten years in the case of secured loans. Facilities loans have a maximum maturity of 15 years, are typically repaid in semiannual installments per annum and may be entitled to a grace period not exceeding one-third of the loan term with respect to the first repayment; facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2022, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 68.1% and 14.2%, respectively, of our Won-denominated loans to small- and medium-sized enterprises. As of December 31, 2022, 46.5% of the corporate loans were secured by real estate.

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

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2022, 69.9% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates as determined by the applicable market rates.

More specifically, interest rates on Shinhan Bank’s corporate loans are generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus credit spread plus risk premium plus or minus discretionary adjustment.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2022, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for a three-month, six-month, one-year, two-year, three-year or five-year period, as applicable, as derived using Shinhan Bank’s market rate system) were 3.98% for three months, 4.36% for six months, 4.36% for one year, 4.43% for two years, 4.54% for three years and 4.67% for five years. As of the same date, Shinhan Bank’s reference rate was 4.00%. The reference rate refers to the base lending rate used by Shinhan Bank and is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

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

Derivatives Trading

Shinhan Bank provides to its customers, and to a limited extent, trades for its proprietary accounts, a broad range of derivatives products, which include:

•	interest rate swaps, options, and futures relating to interest rate risks;

•	cross-currency swaps, largely for Korean Won against U.S. Dollars, Japanese Yen and Euros;

•	equity and equity-linked options;

•	foreign currency forwards, options and swaps;

•	commodity forwards, swaps and options;

•	credit derivatives; and

•	KOSPI 200 indexed equity options.

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount were ~~W~~217,006 billion, ~~W~~241,415 billion and ~~W~~239,620 billion in 2020, 2021 and 2022, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to enter into derivatives contracts to hedge their risk exposure and entering into back-to-back derivatives to hedge Shinhan Bank’s risk exposure that results from such client contracts.

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

As of December 31, 2020, 2021 and 2022, Shinhan Bank had total trust assets of ~~W~~96,269 billion, ~~W~~92,077 billion and ~~W~~95,855 billion, respectively, comprised principally of securities investments of ~~W~~21,427 billion, ~~W~~22,438 billion and ~~W~~22,316 billion, respectively; real property investments of ~~W~~12,696 billion, ~~W~~10,926 billion and ~~W~~9,767 billion, respectively; and loans with an aggregate principal amount of ~~W~~348 billion, ~~W~~396 billion and ~~W~~461 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2020, 2021 and 2022, debt securities accounted for 21.7%, 23.8% and 22.8%, respectively, and equity securities constituted 0.6%, 0.6% and 0.5%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2020, 2021 and 2022, 72.2%, 76.0% and 83.4%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ~~W~~51,998 billion, ~~W~~53,763 billion and ~~W~~61,110 billion as of December 31, 2020, 2021 and 2022, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2020, 2021 and 2022, Shinhan Bank’s variable rate trust accounts amounted to ~~W~~47,930 billion, ~~W~~49,831 billion and ~~W~~57,590 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to ~~W~~4,067 billion, ~~W~~3,931 billion and ~~W~~3,519 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts. Shinhan Bank also offers an insignificant amount of guaranteed fixed rate trust products (amounting to ~~W~~1.0 billion, ~~W~~1.0 billion and ~~W~~1.0 billion as of December 31, 2020, 2021 and 2022, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return. These products are carry-overs from past offerings, and Shinhan Bank no longer offers guaranteed fixed rate trust products.

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

•

cash advances, which enable the cardholders to withdraw cash subject to a preset limit from an ATM or a bank branch. Repayments for cash advances may be made either on a lump-sum basis or, in the case of credit cards issued before December 30, 2014, on a revolving basis. Currently, the lump-sum cash advances generally accrue interest at the effective annual rates of approximately 5.5% to 19.9% and the revolving cash advances generally accrue interest at a minimum rate of 6.4% to 19.9% of the outstanding balance (depending on the cardholder’s credit).

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

•

card loans, which enable cardholders to receive, up to a preset limit, a loan which is generally unsecured. Repayment of card loans is made generally by (i) repaying principal and interest in equal amounts on an installment basis over a fixed term of two to 36 months, (ii) repaying the principal and interest amounts in full at maturity, or (iii) making interest-only payments during the initial grace period of either three months or six months and repaying the principal and interest amounts on a monthly installment basis over the remaining period of typically two to 36 months. Currently, the outstanding card loan balances generally accrue interest at the effective annual rates of approximately 5.36% to 23.9%. Delinquent credit card receivables can also be restructured into loans, which we classify as card loans, and these loans generally accrue interest at the effective annual rates of approximately 11.9% to 19.5% over a fixed term whose maximum is 72 months.

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

Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card levies a late charge in lieu of the interest rates applicable prior to default. The late charge rate currently ranges from 7.3% to 20.0% per annum. Since the first half of 2018, instead of levying a late charge in lieu of interest rates prior to default, Shinhan Card maintained the interest rates prior to default but added a late charge rate of 3% in addition to the interest rates prior to default.

Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to the regulatory limit of 2.3% of the purchased amount depending on the merchant used, with the average charge for credit cards being 1.43% in 2022. For small- and medium-sized merchants, the applicable regulations impose reduced fee rates of 0.8% (in the case of merchants with annual sales of ~~W~~300 million or less) and 1.3% (in the case of merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million), respectively, of the purchased amount.

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

Recently, the Financial Services Commission has allowed certain financial institutions, including Shinhan Card, to test innovative financial services. Shinhan Card obtained approval from the Financial Services Commission to test nine business: (i) peer-to-peer credit card remittance services whereby individuals can send money to others directly using credit cards, (ii) a credit scoring system that evaluates individual business owners’ credit standing based on their revenue records and history of credit card use, (iii) small-scale investment using credit cards, (iv) face recognition payments, (v) house rent payments using credit cards, (vi) rental brokerage platforms, (vii) overseas remittance using credit cards, (viii) quick payment to small merchants using credit card reward points and (ix) family cards for underage children. As of December 31, 2022, six businesses have been successfully commercialized, and we expect to launch the remaining three services in the foreseeable future.

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

Customers and Merchants

In addition to internal growth through cross-selling, we seek to enhance our market position by selectively targeting new customers with high net-worth and solid credit quality through the use of a sophisticated and market-oriented risk management system. Shinhan Card screens its credit card applicants and sets individualized credit limits for such applicants according to internal guidelines based on a comprehensive credit scoring system. We also seek to provide a wide variety of differentiated products and services tailored to our customers’ individualized needs through precision analysis and customer segmentation based on the “big data” we have compiled on our approximately 22 million customers. We have also formed a team dedicated to the “fintech” business by actively pursuing technology developments and strategic alliances with key partners as well as additional teams focused on innovation and creating new sources of value for our clients through the development of big data and digital platforms and provision of big data-based consulting services. In 2019, utilizing an innovative platform based on big data analysis, Shinhan Card launched a “Super Personalization Service”, aimed at providing our individual customers with tailored and personalized services that meet their individual needs. As Shinhan Card has obtained a license from the Financial Services Commission as a MyData service provider, Shinhan Card has been able to utilize additional external data to enhance its ability to further refine and tailor personalized services for its customers. In 2022, Shinhan Card further leveraged its existing big data capabilities by diversifying and accelerating revenue-generating businesses such as MyData-based loan brokerage, big data sales, credit bureau for small businesses, and commercial real estate analysis. In 2023, Shinhan Card plans to expand its capabilities as a platform company based on investments in big data and digital technology will seek to increase profitability by expanding and connecting its multiple financial and non-financial platforms. Additionally, Shinhan Card plans to advance big data marketing and data as a service business, further personalizing its marketing and servicing methods based on data-driven services such as open banking, digital document management and MyData. Shinhan Card seeks to optimize data processing to align its internal services, systems, processes, and channels and use such data by utilizing artificial intelligence, machine learning and robotic process automation throughout the financial services it provides in order to enhance customer experience.

The following table sets forth the number of customers of Shinhan Card and the number of merchants at which Shinhan Card can be used for purchases as of the dates indicated.

	As of December 31,
	2020	2021	2022

	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	13,056	13,283	13,316
Personal accounts	12,861	13,091	13,140
Corporate accounts	195	192	176
Active ratio(2)	95.86%	96.62%	96.61%
Number of merchants	2,741	2,894	3,032

Notes:

(1)	Represents the number of cardholders whose card use is not subject to suspension or termination as of the relevant date.
(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers to facilitate purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 3.87% of Shinhan Card’s total operating revenue in 2022. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card historically charged, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Initial financing fees charged in connection with installment finance products for new cars, however, were abolished effective March 2, 2013 pursuant to the Financial Consumer Report (Automobile Financings) issued by the Financial Supervisory Service on January 29, 2013. Shinhan Card has installment financing arrangements with over 42,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

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

Auto Lease

Shinhan Card provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 6.64%, 9.19% and 10.83% of Shinhan Card’s total operating revenue in 2020, 2021 and 2022, respectively.

Securities Brokerage Services

Overview

Through Shinhan Securities, we provide a wide range of financial investment services to our diversified customer base including corporations, institutional investors, governments and individuals. Financial investment services offered by Shinhan Securities range from securities brokerage services, investment advice and financial planning services, and investment banking services such as underwriting and mergers and acquisitions advisory services. Subject to market conditions, Shinhan Securities also engages in equity- and stock index-linked derivatives sales and brokerage, proprietary trading and brokerage services for futures involving interest rates, currency and commodities as well as foreign exchange margin trading.

As of December 31, 2022, according to internal data, Shinhan Securities’ annual market share of Korean equity brokerage market was 7.99% (consisting of 2.59% in the retail segment, 0.40% in the institutional segment and 5.01% in the international segment) in terms of total brokerage volume, ranking seventh among securities firms in Korea. As of the same date, according to internal data, Shinhan Securities’ annual market share of Korean options and futures brokerage market were 14.23% and 20.40%, respectively, in terms of total brokerage volume with respect to these products.

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

•

brokerage services. These services include brokerage of stocks, corporate bonds, futures and options provided to Shinhan Securities’ institutional and international customers and sale of institutional financial products. These services are currently supported by a team of approximately 60 research analysts that specialize in equity, bonds and derivatives research.

•

investment banking services. These services include a wide array of investment banking services to Shinhan Securities’ corporate customers, such as domestic and international initial public offerings, mergers and acquisitions advisory services, bond issuances, underwriting, capital increase, asset-backed securitizations, issuance of convertible bonds and bonds with warrants, structured financing, issuance of asset-backed commercial papers and project financings involving infrastructure, real estate and shipbuilding.

Shinhan Securities also engages, to a limited extent, in proprietary trading in equity and debt securities, derivative products and over-the-counter market products.

With respect to brokerage services, in the face of intense competition in the domestic brokerage industry, Shinhan Securities primarily focuses on strengthening profitability through service differentiation and efficient management of its distribution network rather than enlarging its market share indiscriminately through lowering fees and commissions. Shinhan Securities’ service differentiation efforts include offering its customers opportunities to purchase stocks in a wide range of countries (currently more than 29 countries), leveraging synergy opportunities afforded by affiliation with other Shinhan entities such as offering brokerage accounts maintained at Shinhan Bank and Shinhan Capital.

With respect to investment banking services, Shinhan Securities concentrates on equity capital markets, debt capital markets, project finance and mergers and acquisitions. To a limited extent, Shinhan Securities also engages in private equity investments through formation of private equity funds by soliciting investors on a private placement basis. To better serve its international customers, Shinhan Securities has established four overseas service centers in Hong Kong, New York, Vietnam and Indonesia. In July 2015, we acquired a 100% stake in Nam An Securities (subsequently launched as Shinhan Securities Vietnam Co., Ltd.), a Vietnamese securities services firm that provides investment banking and asset management services. In addition, in order to capitalize on the rapid growth opportunity and as part of its expansion efforts in Indonesia, Shinhan Securities acquired a 99% stake in PT Makinta Securities, an Indonesian investment banking firm in July 2016 and subsequently launched it as an overseas subsidiary offering investment banking and brokerage services under the name PT Shinhan Sekuritas Indonesia in December 2016. To further expand and stabilize our global businesses, we made further capital investments totaling US$62 million in December 2017 in our subsidiaries located in Hong Kong, New York, Vietnam and Indonesia. In 2018, we acquired PT Archipelago Asset Management, the first acquisition of an Indonesian asset management firm by a Korean financial group, which we believe will strengthen our business portfolio in Indonesia and enhance our competitiveness in the Asian financial markets.

Life Insurance Services

Overview

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. Shinhan Life Insurance had total assets of ~~W~~36,778 billion, ~~W~~70,536 billion and ~~W~~66,754 billion as of December 31, 2020, 2021 and 2022, respectively, and net profits of ~~W~~178 billion, ~~W~~392 billion and ~~W~~464 billion for the years ended December 31, 2020, 2021 and 2022, respectively. Total assets and net profits of Shinhan Life Insurance in 2021 included Orange Life Insurance’s total assets and net profits after Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021.

Since the merger, Shinhan Life Insurance has focused on post-merger integration initiatives to bring together the core capabilities of Shinhan Life Insurance and Orange Life, based on a new motto of “NewLife, adding new values to life.” In 2022, Shinhan Life Insurance successfully developed an integrated IT system by combining the resources of the two companies.

Products and Services

Shinhan Life Insurance provides principally the following services:

•

Life insurance. Shinhan Life Insurance develops products that are marketed to customer bases in various age groups through tailored marketing strategies and in-depth analysis of customer databases, backed by support for and training of competent insurance consultants. For example, Shinhan Life Insurance has launched innovative products that offer customized underwriting and premium options.

•	General agent (“GA”). Shinhan Life Insurance acquired reputable GA organizations to lay the foundation for stable growth within the GA market.

•

Healthcare service. As part of the efforts to grow its non-insurance services, Shinhan Life Insurance’s healthcare services help bring in new customers by giving them access to a wide range of content based on their platform.

To better serve its international customers, Shinhan Life Insurance established Shinhan Life Insurance Vietnam Co., Ltd. in Vietnam which began its business operations in January 2021.

In response to the implementation of IFRS 17, Shinhan Life Insurance has updated its management strategies, settlement process and internal control systems. In addition, Shinhan Life Insurance upgraded its insurance risk measurement system in anticipation of a new regulatory solvency regime for insurance companies, the Korean-Insurance Capital Standard (the “K-ICS”). See “Item 3.D. Risk Factors — Risks Related to Our Other Businesses — Prolonged periods of declining or low interest rates or changes in related accounting standards may reduce or turn negative our investment margin on savings insurance products and result in an increase in the valuation of our liabilities associated with these products.”

Non-Life Insurance Services

We provide a wide range of general insurance products through Shinhan EZ General Insurance. Shinhan EZ Insurance was established in 2003 as Daum Direct Car Insurance. On June 30, 2022, we acquired BNP Paribas Cardif General Insurance and changed its name to Shinhan EZ General Insurance. General insurance products offered by Shinhan EZ General Insurance include collateral protection insurance, motor insurance, SMART repair and extend warranty. Shinhan EZ General Insurance also intends to switch to a digital insurance business model. Shinhan EZ General Insurance aims to offer innovative insurance products suitable for collaboration with startups based on advanced digital channels, in addition to traditional insurance products, such as health, injury, travel and leisure insurance. Shinhan EZ General Insurance is seeking to pursue sustainable growth by creating new business opportunities and collaborating with various startups and our affiliates and is also planning to expand coverage within the automotive insurance market.

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

Other Services

Through our other subsidiaries, we also provide asset management, savings banking, loan collection and credit reporting, collective investment administration and financial system development services. Through Shinhan Asset Management, which merged with Shinhan Alternative Investment Management in January 2022 (in addition to Shinhan Securities), we are also engaged in alternative investments through formation of private equity funds by soliciting investors on a private placement basis.

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, formerly a joint venture with BNP Paribas Asset Management Holding, of which we and BNP Paribas Asset Management Holding held 65:35 interests, respectively. On January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. Shinhan Asset Management ranked fifth among asset managers in Korea in terms of assets under management. As of December 31, 2022, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a former joint venture with BNP Paribas Asset Management Holding, we believe Shinhan Asset Management derives significant benefits from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2022, Shinhan Asset Management had assets under management amounting to ~~W~~101,407 billion. To a limited extent, Shinhan Securities also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”

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

Real Estate Trust Services

Shinhan Asset Trust Co., Ltd. is a comprehensive real estate trust service provider, providing services including land development trust, management trust, proxy and agency businesses and consulting, etc.

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

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2022.

	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Securities	Shinhan Life Insurance	Total
Distribution Channels in Korea(1)
Seoul metropolitan	301	1	10	38	117	467
Gyeonggi province	153	—	1	11	28	193
Six major cities:	137	1	10	19	46	213
Incheon	52	—	1	3	6	62
Busan	29	1	3	4	17	54
Gwangju	11	—	1	3	6	21
Daegu	20	—	1	4	8	33
Ulsan	11	—	1	2	3	17
Daejeon	14	—	3	3	6	26

Sub-total	591	2	21	68	191	873

Others	130	30	8	13	27	208

Total	721	32	29	81	218	1,081

Note:

(1)	Includes our main office and those of our subsidiaries.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2022, Shinhan Bank’s branch network in Korea comprised of 721 service centers, consisting of 521 retail banking service centers (including 25 private wealth management service centers and 118 retail offices), 15 large corporate banking service centers, 53 corporate banking services centers and 132 hybrid banking branches. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers. Recently, Shinhan Bank has been actively adopting digital technology to improve operational efficiency of its banking service channels. For example, Shinhan Bank introduced digital kiosks to banking branches, established ‘Paperless Banking’ by replacing paper applications with electronic documents, implemented a “robotic process automation system” for the automation of certain tasks and processes and increased the volume of client communications through non-face-to-face platforms.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. In December 2015, Shinhan Bank introduced digital kiosks, a new generation of automated self-service machines featuring biometric authentication technology and the ability to perform a wide range of services that were not available through traditional ATMs, such as opening new accounts, issuance of debit and check cards, foreign currency exchange and overseas remittance of foreign currency. As of December 31, 2022, Shinhan Bank had 4,849 ATMs, 7 cash dispensers and 224 digital kiosks. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2022, automated banking machine transactions accounted for a substantial portion of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Digital Banking

Shinhan Bank’s digital banking services are more comprehensive than those available at the counter, including services such as 24-hour account balance posting, real-time account transfer, overseas remittance, and loan requests. As of December 31, 2022, Shinhan Bank had 22,233,989 subscribers to its Internet banking services and 15,218,836 users of its smart banking apps, representing an increase of 6.2% and 9.6%, respectively, compared to December 31, 2021. Shinhan Bank continues to experience a rise in the number of online and mobile banking users. Shinhan Bank began offering online and mobile banking initially to save costs rather than to increase revenues, but it is exploring ways to increase revenues through online and mobile banking. These services offer customers more straightforward and convenient access to banking services without limitations of time and space and offer tailored and customized service to each customer. In February 2018, Shinhan Bank launched “SOL,” a mobile banking application integrating Shinhan Bank’s six previously existing mobile applications. Shinhan Bank began offering an open banking service in October 2019, allowing customers to access accounts, products, and services across multiple banks using only SOL. In November 2019, Shinhan Bank also launched “SOL Global,” a mobile banking application for foreigners, allowing foreign customers to use open banking and other financial services. In 2020, Shinhan Bank expanded the network of financial institutions accessible through SOL’s open banking service. It implemented upgrades that allowed users to customize the user interface to reflect personal asset management preferences. In addition, Shinhan Bank launched the “MoneyVerse” service in December 2021, which utilizes the financial MyData service and enables customers to transfer assets held in other institutions, such as banks, securities, insurance, pension, real estate, and automobiles, to Shinhan SOL. The service made it possible to conduct an integrated inquiry and management of assets. Shinhan Bank is promoting various efforts to transform SOL into a digital platform that goes beyond a financial service platform and becomes closely connected to customers’ lives. In 2020 and 2021, Shinhan Bank launched the COVID-19 Government relief application service through SOL, allowing users to apply for Government emergency funds through the mobile application. In addition, in February 2020, Shinhan Bank launched a medical insurance claim service on SOL, allowing users to easily submit medical insurance claims by sending photos of supporting documents through the SOL mobile application. In line with the recent trends of “live commerce,” in October 2020, Shinhan Bank launched “SOL Live,” a live broadcast marketing stream channel for financial products. Shinhan Bank also promoted digital innovation at its existing offline branches in 2021. For example, customers are greeted by an AI concierge and they can choose to use smart kiosk that enables self-service banking and digital service including remote video consulting. By taking part in the Consumer Electronics Show 2021, Shinhan Bank was able to introduce its innovative branch services and digital service devices such as digital desks that offer AI-powered customer service assistance and live video chat with service representatives to the world. Additionally, in 2022, Shinhan Bank launched “New SOL”, an upgraded version of SOL that offers enhanced user experience and improved usability. New SOL has been transformed into a banking platform that is specifically designed based on customer feedback gathered during the application’s planning phase. Due to improvements in software framework, the speed of the mobile application has improved substantially, along with the user experience. Chatbots have also been upgraded, and they now have improved multi-tasking capabilities in addressing user requests and inquiries. Shinhan Bank intends to continue introducing a range of innovative technologies that will enhance customer experience and open up new business opportunities, such as face recognition technology for user identity verification and voice banking services powered by artificial intelligence. Shinhan Bank will also continue to focus on security measures for privacy protection and financial crime detection. Also in 2022, Shinhan Bank launched a customer communication channel where customers are invited to submit their ideas on financial and banking services in general and also to post their feedback on our products and services.

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2022.

Business Unit	Location	Year Established or Acquired
Subsidiaries(1)

Shinhan Bank Europe GmbH(2)	Frankfurt, Germany	1994
Shinhan Bank America	New York, U.S.A.	1990
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Bank (Cambodia) PLC	Phnom Penh, Cambodia	2007
Shinhan Bank Kazakhstan Limited	Almaty, Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(3)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(4)	Ho Chi Minh City, Vietnam	2011
Banco Shinhan de Mexico(5)	Mexico City, Mexico	2015
PT Bank Shinhan Indonesia(6)	Jakarta, Indonesia	2016

Branches
New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Poonamallee	India	2010
Pune	India	2014
Manila	Philippines	2015
Dubai	United Arab Emirates	2015

Business Unit	Location	Year Established or Acquired
Sydney	Australia	2016
Yangon	Myanmar	2016
Ahmedabad	India	2016
Ranga Reddy	India	2016

Representative Offices(7)
Mexico	Mexico City, Mexico	2008
Uzbekistan	Tashkent, Uzbekistan	2009
Poland(2)	Wroclaw, Poland	2014
Hungary(8)	Budapest, Hungary	2021

Notes:

(1)	Shinhan Bank’s subsidiary in Hong Kong SAR, China, Shinhan Asia Ltd., was liquidated as of July 14, 2020.
(2)	Shinhan Bank Europe GmbH established a representative office in Poland in 2014.
(3)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.
(4)	Prior to the establishment of this subsidiary in 2011, Shinhan Bank provided banking services in Vietnam through a branch since 1995.
(5)	Banco Shinhan de Mexico commenced operations in March 2018.
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

Currently, our overseas subsidiaries and branches are primarily engaged in trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets, as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers. In the future, as part of our globalization efforts, we plan to expand our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets and in 2011 merged two of our Vietnam banking subsidiaries in order to enhance our presence and enable greater flexibility in its service offerings in these markets. We plan to maintain our focus on organic growth, while we may selectively pursue acquisitions in markets where it is difficult to obtain local banking licenses through greenfield entry. In furtherance of this objective, Shinhan Bank acquired a 98.01% stake in Bank Metro Express and a 100% stake in Centratama Nasional Bank, two banks in Indonesia, in November 2015 and December 2016, respectively. Shinhan Bank completed the merger of the two banks in December 2016. Shinhan Bank also opened additional branches in Australia, Myanmar and India in the second half of 2016. In April 2017, Shinhan Bank Vietnam Co., Ltd. acquired ANZ Bank (Vietnam) Limited’s retail division. In 2017, Shinhan Bank became the first Korean Bank to obtain a license to set up a local subsidiary in Mexico and started local business in Mexico in March 2018. We plan to continue our efforts to expand our overseas banking service network and global operations.

Credit Card Distribution Channels

Shinhan Card primarily uses four distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, (iii) business partnerships and affiliations with vendors and (iv) digital platforms such as Shinhan pLay.

As of December 31, 2022, the branch network for our credit card operations consisted of 876 branches of Shinhan Bank and 29 card sales branches of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2022, the number of new cardholders acquired through our banking distribution network accounted for approximately 16.4% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2022, and the number of new cardholders acquired through sales agents accounted for approximately 30.9% of the total number of Shinhan Card’s new cardholders in 2022. As of December 31, 2022, Shinhan Card had 1,372 sales agents, who were independent contractors. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is generally tied to the transaction volume of the customers introduced by them, and we believe this system helps to enhance profitability.

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

In December 2015, Shinhan Card acquired a majority stake in PT Swadharma Indotama Finance, a multi finance company in Indonesia, and changed its legal name to PT Shinhan Indo Finance. PT Shinhan Indo Finance engages in corporate and retail operations, including installment financing and financial leases, and began offering credit card services in January 2017 after obtaining its credit card business license in December 2016. In 2018, PT Shinhan Indo Finance began to expand its retail business across Indonesia. In 2019, PT Shinhan Indo Finance launched its joint finance product with Shinhan Bank, maintaining a conservative approach to its retail business while steadily increasing its corporate leasing assets, particularly corporate fleet vehicle finance products. In 2020, PT Shinhan Indo Finance focused on expanding its fleet business and improving its financial performance. In 2023, PT Shinhan Indo Finance plans to maintain its fleet-centered strategy and also plans to explore additional partnerships for new businesses.

In March 2016, to accelerate our global business expansion, we established Shinhan Microfinance, a local subsidiary in Myanmar. Shinhan Microfinance obtained its microfinance business license in July 2016 and launched operations in September 2016. In 2017, it expanded its business operations from Yangon to nearby Bago. In 2018, Shinhan Microfinance increased its assets and profit volume by diversifying the range of microfinance products it offers. In 2019, Shinhan Microfinance actively expanded its sales network and sought long term growth opportunities. In 2020, Shinhan Microfinance has grown significantly despite the spread of COVID-19 by expanding its branch network and launching new products. In 2023, Shinhan Microfinance plans to focus on risk management to achieve stable growth amidst the continued instability from the COVID-19 situation.

In January 2018, Shinhan Card acquired Prudential Vietnam Finance Company Limited in order to gain a stronger presence in Vietnam and increase synergy with Shinhan Bank and Shinhan Securities’ Vietnam operations. In July 2019, Shinhan Card changed its legal name into Shinhan Vietnam Finance Company Ltd. (“Shinhan Vietnam Finance Company”). Utilizing its relatively lower funding cost resulting from cooperation with other affiliates in Vietnam such as Shinhan Bank and Shinhan Securities, Shinhan Vietnam Finance was able to expand its asset base, reaching total assets of US$647.3 million as of December 31, 2022. As part of its diversification efforts, new products such as automobile loans, niche loans, and easy loans were launched in 2021, resulting in increased sales. The State Bank of Vietnam recently introduced Circular 18, which amends the regulation on consumer lending activities in Circular 43 and is aimed at improving soundness of Vietnam’s consumer finance industry and facilitating a transition towards a cashless society by regulating the proportion of direct disbursements (for example, cash loans) to the total outstanding loans. According to the amendment, the rate of total consumer loans with direct disbursements to total consumer credit balance should gradually be decreased to 30% by 2024. In 2020, in concurrence with the State Bank of Vietnam’s policies promoting consumer finance and movement towards a cashless society, Shinhan Vietnam Finance Company further diversified its offerings to include installment financing for automobiles and durable goods. Shinhan Vietnam Finance Company also launched iShinhan 3.0, a non-face-to-face loan platform. Shinhan Vietnam Finance Company plans to grow into a leading consumer finance company in Vietnam by accelerating digital transformation to increase business efficiency and create customer value. In response to the new regulatory changes, Shinhan Vietnam Finance plans to further diversify its business offerings and continue to leverage Shinhan Card’s digitalization capabilities to increase efficiency and provide customers with innovative services.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Securities. As of December 31, 2022, Shinhan Securities had 81 service centers nationwide, and four overseas subsidiaries based in Hong Kong, New York, Vietnam and Indonesia to service our corporate customers.

Approximately 60% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net-worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Securities and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. In addition to distributing bancassurance products through our bank branches, also distribute a wide range of life insurance products through their own branch network, agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2022, Shinhan Life Insurance had 218 branches and 9 customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

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

In order to enhance security and trustworthiness of our financial services, we are continuously working to improve our information security systems and our customers’ financial safety. Due to such improvements, we believe our fraud detection system has been preventing a substantial volume of voice phishing and fraud attempts. For example, we launched a group-wide customer information consent management system in June 2022 and expanded its scope to include six subsidiaries, enabling our customers to easily monitor how their information is used and make a better informed decision in giving consent.

At the subsidiary level, we also continue to increase investment in information and communication technologies (“ICT”) to improve the quality of customer service in line with changing market trends. As of December 31, 2022, over the last five years the number of our employees in ICT sector has increased by 122% and the ICT budget has grown by 32%. As a result of this continued investment, our digital platforms were able to offer more services focused on the needs of the customer. In October 2022, Shinhan Bank launched New SOL, a new mobile application that operates at a substantially faster speed and offers unique features including customized home screen and transaction records editable by users. Shinhan Card’s pLay app improved in-app customer support and increased the range of payment options available to its users by launching the open pay service, which enables users to register and make payments with credit cards issued by other credit card companies. Shinhan Securities’ mobile application called “Alpha” plans to implement more customer-friendly user experience and Shinhan Life also launched “Square”, an all-in-one insurance service platform.

In addition, in order to further improve customer convenience and experience, we plan to launch a universal mobile application in 2023 which will provide integrated services selected from the 1,400 services currently offered by Shinhan Financial Group. Additionally, as part of our ICT modernization strategy, we plan on strengthening our ICT capabilities based on utilization of public cloud and microservice architecture.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2022, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks, three Internet-only banks and thirty-five branches and subsidiaries of foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if the low interest rate environment were to continue for a significant period of time. Shinhan Bank’s net interest margin (on a separate basis) increased to 1.85% in 2022 from 1.62% in 2021 due to, at least partly, increases in base interest rate by the Bank of Korea from 1.00% to 1.25% in January 2022, from 1.25% to 1.50% in April 2022, from 1.50% to 1.75% in May 2022, from 1.75% to 2.25% in July 2022, from 2.25% to 2.50% in August 2022, from 2.50% to 3.00% in October 2022 and from 3.00% to 3.25% in November 2022. The Bank of Korea further raised the base interest rate from 3.25% to 3.50% in January 2023, which may be further increased during 2023. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Further, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Also, over the years, the Government has implemented regulations lowering certain merchant fees chargeable by credit card companies. In 2012, the Government adopted regulations mandating lower merchant fees chargeable to small- and medium-sized enterprises, and beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized enterprises went into effect. The Enforcement Decree of the Specialized Credit Finance Business Act was amended in July 2017 and January 2019 to further expand the range of small- and medium-sized enterprises subject to lower merchant fees. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, and beginning January 2022, the fees chargeable to small- and medium-sized enterprises with respect to credit cards were further reduced as a result of this periodic review and revision. Additional amendments to regulations requiring further downward adjustments to merchant fees may come into force in the future. For further details on the Government’s regulations on merchant fees chargeable by credit card companies, See “Item 3.D. Risk Factors — Risks Relating to Our Credit Card Business — Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.” In March 2023, the Financial Services Commission set up a task force consisting of members of the Financial Services Commission, the Financial Supervisory Service, credit card companies, and consumer groups, to discuss how to improve the merchant commission rate adjustment system in order to address disagreements among the stakeholders involved in the periodic review of the rates of fees charged to merchants.

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

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea recently. In January 2019, Woori Financial Group was established pursuant to a comprehensive stock transfer under the Korean Commercial Code whereby holders of the common stock of Woori Bank and certain of its subsidiaries transferred all of their shares to Woori Financial

Group (the new financial holding company) and in return received shares of Woori Financial Group. As a result, Woori Bank and certain of its former wholly-owned subsidiaries became direct and wholly-owned subsidiaries of Woori Financial Group. The Korea Deposit Insurance Corp., which as of April 9, 2021 owned 17.25% of the outstanding common stock of Woori Financial Group, has sold 13.63% of the outstanding common stock of Woori Financial Group in multiple transactions in accordance with its plan that was approved by the Financial Services Commission in June 2019. The Korea Deposit Insurance Corp. sold additional 2.33% of the outstanding common stock of Woori Financial Group in May 2022 and currently owns only 1.29% of the outstanding common stock of Woori Financial Group. In the asset management business sector, Woori Financial Group acquired two asset management companies, Tongyang Asset Management and ABL Global Asset Management (former Allianz Global Investors). In August 2021, KB Financial Group completed the acquisition of Prudential Life Insurance, the former Korean unit of Prudential Financial Inc. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance became our wholly owned subsidiary as of such date. In May 2021, the Financial Services Commission approved the merger of Shinhan Life Insurance and Orange Life Insurance, with Shinhan Life Insurance being the surviving entity upon completion of the merger. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021. On September 29, 2020, we acquired a 96.8% interest in Neoplux, a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code, and hence Neoplux has become our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment. In addition, on January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. On June 30, 2022 we acquired 94.54% interest in BNP Paribas Cardif General Insurance, which then changed its name to Shinhan EZ General Insurance, Ltd. Subsequently in November 2022, Shinhan EZ General Insurance, Ltd. conducted a paid-in capital increase and our shares decreased to 85.1%. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. In December 2017, the Financial Services Commission introduced the “my account at a glance” system, which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on one page. The “my account at a glance” system became available on mobile channels in February 2016 and expanded its scope of services to include savings banks and securities companies. Since their introduction, the integrated automatic payment transfers management service, integrated account management service and “my account at a glance” system have gained widespread acceptance. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market. Moreover, since January 1, 2020, in calculating loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. This may further intensify competition for corporate loans and deposits among commercial banks and, as a result, Shinhan Bank may face difficulties in increasing or retaining its corporate loans and deposits, which in turn may result in an increase in its cost of funding.

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

As part of the Government’s financial policies to promote innovative digital finance, 10 commercial banks, including Shinhan Bank, began offering a preliminary open banking service in October 2019. More local banks and fintech companies joined in December 2019, when the open banking service was fully and officially launched. Open banking service allows each fintech company and bank to provide banking services, such as checking balances and making withdrawals and transfers, with regards to customers’ accounts at other banks. Using open banking service, customers can easily access accounts, products and services across multiple banks, instead of being limited to the accounts, products and services available at the particular bank that they deal with. In addition, on January 9, 2020, the Korean National Assembly passed amendments to three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information). These amendments introduced the MyData service, allowing and requiring (upon the customer’s request and subject to compliance requirements) financial institutions that have been approved by the Financial Service Commission as a MyData service provider access and sharing of customers’ personal information, credit information and transaction data. On January 27, 2021, Shinhan Bank and Shinhan Card each obtained a license from the Financial Services Commission as a MyData service provider. On January 5, 2023, Shinhan Bank launched the MyData business and Shinhan Card is planning to provide advanced wealth management and various financial services. Until October 13, 2021, the Financial Services Commission granted MyData licenses to 58 companies (46 companies receiving main licenses and 12 companies receiving preliminary licenses), 22 of which were fintech firms (19 companies receiving main licenses and three companies receiving preliminary licenses), and competition between traditional financial institutions like us and fintech firms is expected to intensify, particularly with respect to asset management services. On January 5, 2022, the API-based MyData service was fully implemented and 33 companies (including ten fintech firms) are providing services. As of December 31, 2022, the Financial Services Commission had granted licenses to 64 companies to operate as MyData service providers, 24 of which were fintech or IT firms. If more fintech companies receive authorization as MyData service providers, we expect competition for customers among banks and fintech firms to intensify. In addition, the Financial Services Commission also led discussions in July 2022 about the creation of a government-led platform where consumers can compare loan products from various financial institutions and apply for debt consolidation on a single platform. The platform is expected to launch in May 2023.

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices (including a requirement to maintain a certain ratio of core capital to total risk exposure, which was introduced in January 2018 in order to control excessive leverage), which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, whose minimum requirements were phased in sequentially from December 1, 2013 through full implementation by January 1, 2015, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission has implemented the Basel III requirements relating to liquidity coverage ratio and capital conservation buffer, each of which have been fully phased in as of January 1, 2019. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. According to the instructions of the Financial Services Commission, domestic systemically important banks, including Shinhan Bank, have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. In July 2021, Shinhan Financial Group, Hana Financial Group, KB Financial Group, NongHyup Financial Group and Woori Financial Group were designated by the Financial Services Commission as domestic systemically important bank holding companies, and Shinhan Bank, Hana Bank, Kookmin Bank, NongHyup Bank and Woori Bank were designated by the Financial Services Commission as domestic systemically important banks. In addition, in July 2021, the Financial Services Commission identified domestic systemically important bank holding companies and domestic systemically important banks as domestic systemically important financial institutions under the Act on the Structural Improvement of the Financial Industry. Domestic systemically important financial institutions are required to prepare and submit their own recovery plans to the Financial Supervisory Service within three months from the date of notification of designation pursuant to the Act on the Structural Improvement of the Financial Industry. However, there is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

Description of Assets and Liabilities

Loans

As of December 31, 2022, our total gross loan portfolio was ~~W~~417,827 billion, which represented an increase of 6.2% from ~~W~~393,474 billion on December 31, 2021. The increase in our portfolio primarily reflects a 9.8 % increase in corporate loans and an 0.9% increase in retail loans.

Asset Quality Ratios

	As of December 31,
	2020		2021		2022

	(In billions of Won, except percentages)
Total gross loans	~~W~~	360,804	~~W~~	393,474	~~W~~	417,827
Total allowance for credit losses on loans	~~W~~	3,061	~~W~~	3,167	~~W~~	3,651
Allowance for credit losses on loans as a percentage of total loans		0.85%		0.80%		0.87%
Impaired loans(1)	~~W~~	2,011	~~W~~	1,864	~~W~~	2,084
Impaired loans as a percentage of total loans		0.56%		0.47%		0.50%
Allowance as a percentage of impaired loans		152.21%		169.90%		175.19%
Total non-performing loans(2)	~~W~~	1,689	~~W~~	1,826	~~W~~	2,028
Non-performing loans as a percentage of total loans		0.47%		0.46%		0.49%
Allowance as a percentage of total assets		0.51%		0.49%		0.54%

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

	As of December 31,
	2020(6)		2021(6)		2022(6)

	(In billions of Won)
Domestic:
Corporate
Corporate loans(1)	~~W~~	159,833	~~W~~	178,315	~~W~~	194,749
Public and other(2)		3,735		3,469		3,897
Loans to banks(3)		1,419		862		1,205
Lease financing		1,689		1,497		682

Total — Corporate		166,676		184,143		200,533

Retail
Mortgages and home equity		72,345		79,018		80,937
Other retail(4)		65,627		69,459		67,571

Total — Retail		137,972		148,477		148,508

Credit cards		23,598		25,817		20,388

Total domestic		328,246		358,437		369,429

	As of December 31,
	2020(6)		2021(6)		2022(6)

	(In billions of Won)
Foreign:
Corporate
Corporate loans(1)		19,422		21,244		22,080
Public and other(2)		—		—		—
Loans to banks(3)		4,073		2,988		6,224
Lease financing		84		93		113

Total — Corporate		23,579		24,325		28,417

Retail
Mortgages and home equity		843		842		787
Other retail(4)		7,975		9,687		11,122

Total — Retail		8,818		10,529		11,909

Credit cards		161		183		8,072

Total foreign		32,558		35,037		48,398

Total loans(5)	~~W~~	360,804	~~W~~	393,474	~~W~~	417,827

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.
(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.
(3)	Consists of interbank loans and call loans.
(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.
(5)	As of December 31, 2020, 2021 and 2022, 87.5%, 87.0% and 86.1% of our total gross loans, respectively, were Won-denominated.
(6)

Loan amounts include loans at amortized cost and loans at fair value classified in accordance with IFRS 9. Corporate loans include loans at fair value in the amount of ~~W~~2,017 billion, ~~W~~1,683 billion and ~~W~~2,389 billion as of December 31, 2020, 2021 and 2022, respectively.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 25% of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Individual Borrower

As of December 31, 2022, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~84,780.2 billion. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2022.

	As of December 31, 2022
	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure

	(In billions of Won)
Ministry of Economy & Finance	~~W~~	0.0	~~W~~	—	~~W~~	34,240.9	~~W~~	—	~~W~~	—	~~W~~	34,240.9
Korea Housing Finance Corporation		0.0		—		9,027.9		—		—		9,027.9
Korea Development Bank		0.9		126.7		6,991.5		—		—		7,119.1
Bank of Korea		0.0		—		7,057.0		0.1		—		7,057.1
Industrial Bank of Korea		335.9		228.1		4,616.5		—		—		5,180.6
Export-Import Bank of Korea		—		25.3		2,455.4		70.2		—		2,551.0
LG Display		355.6		836.8		149.7		669.6		—		2,011.8
United States of America		—		—		1,888.1		—		—		1,888.1
Woori Bank		941.0		25.3		639.1		—		—		1,605.5
Nong Hyup Bank		599.5		138.5		664.3		64.4		—		1,466.8
Korea Land & Housing Corporation		0.0		—		1,450.6		—		—		1,450.6
Korea Expressway Corporation		0.0		—		1,374.5		—		—		1,374.5
KEB Hana Bank		557.5		187.1		584.8		31.4		—		1,360.8
NH Investment & Securities		815.2		—		529.1		—		—		1,344.3
Korea Electric Power Corporation		0.3		—		1,207.1		39.5		—		1,246.9
KB Bank		516.2		104.9		597.3		21.2		—		1,239.5
Hyundai Steel		340.7		458.6		381.5		22.6		0.0		1,203.5
SK Hynix		733.5		190.1		237.2		9.5		—		1,170.3
Lotte Hotel		100.5		375.5		320.8		362.7		—		1,159.4
Mirae Asset Securities		400.3		31.7		649.7		—		—		1,081.7

Total	~~W~~	5,697.4	~~W~~	2,728.7	~~W~~	75,063.0	~~W~~	1,291.1	~~W~~	0.0	~~W~~	84,780.2

Exposure to Main Debtor Groups

As of December 31, 2022, our total exposure to the main debtor groups as identified by the Governor of the Financial Supervisory Service amounted to ~~W~~33,007.3 billion. The main debtor groups are largely comprised of chaebols. The following table shows, As of December 31, 2022, our total exposures to the 10 main debtor groups to which we have the largest exposure.

	As of December 31, 2022
Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure

	(In billions of Won)
Hyundai Motors	~~W~~	904.8	~~W~~	2,879.4	~~W~~	1,786.6	~~W~~	670.5	~~W~~	0.1	~~W~~	6,241.4
Samsung		485.4		1,500.3		1,311.7		1,701.8		0.0		4,999.2
SK		1,730.9		930.1		1,479.5		495.6		0.0		4,636.1
Lotte		582.1		851.3		1,646.5		793.4		0.0		3,873.2
LG		768.7		1,027.6		974.7		1,031.3		0.0		3,802.3
Hyundai Heavy Industries		143.8		199.3		275.8		2,046.2		0.0		2,665.2
LS		318.3		762.8		199.9		877.5		0.0		2,158.5
Hanwha		213.9		431.3		861.9		623.2		0.0		2,130.3
GS		99.2		370.3		404.3		379.5		0.0		1,253.4
KT		132.1		126.1		785.9		203.8		0.0		1,247.9

Total	~~W~~	5,379.2	~~W~~	9,078.5	~~W~~	9,726.7	~~W~~	8,822.8	~~W~~	0.1	~~W~~	33,007.3

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2022.

	As of December 31, 2022
Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance

	(In billions of Won)		(Percentages)
Manufacturing	~~W~~	60,967	26.6%
Real estate, leasing and service		49,915	21.8
Retail and wholesale		28,364	12.4
Finance and insurance		25,260	11.0
Transportation, storage and communication		5,921	2.6
Hotel and leisure		9,927	4.3
Construction		5,057	2.2
Other service(1)		25,360	11.1
Other(2)		18,179	8.0

Total	~~W~~	228,950	100%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Maturity Analysis

The following table sets out the scheduled maturities (presented in terms of time remaining until maturity) of our loan portfolio as of December 31, 2022. The amounts below are before allowance for credit losses on loans and deferred loan origination costs and fees. In the case of installment payment loans, maturities have been adjusted to take into account the timing of installment payments.

	As of December 31, 2022
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Year but Not More Than 15 Years		Over 15 Years(1)		Total

	(In billions of Won)
Corporate:
Corporate loans	~~W~~	136,186	~~W~~	72,765	~~W~~	6,941	~~W~~	937	~~W~~	216,829
Public and other		2,318		1,198		280		101		3,897
Loans to banks		7,128		229		72		—		7,429
Lease financing		243		547		5		—		795

Total corporate	~~W~~	145,875	~~W~~	74,739	~~W~~	7,298	~~W~~	1,038	~~W~~	228,950

Retail:
Mortgage and home equity	~~W~~	17,491	~~W~~	22,792	~~W~~	17,779	~~W~~	23,662	~~W~~	81,724
Other retail		44,479		20,533		4,459		9,222		78,693

Total retail	~~W~~	61,970	~~W~~	43,325	~~W~~	22,238	~~W~~	32,884	~~W~~	160,417

Credit cards	~~W~~	24,175	~~W~~	4,027	~~W~~	258	~~W~~	—	~~W~~	28,460

Total loans	~~W~~	232,020	~~W~~	122,091	~~W~~	29,794	~~W~~	33,922	~~W~~	417,827

Note:

(1)	Includes overdue loans.

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

Interest Rate Sensitivity

The following table presents a breakdown of our loans in terms of interest rate sensitivity as of December 31, 2022.

	As of December 31, 2022
	Due Within 1 Year		Due After 1 Year		Total

	(In billions of Won)
Fixed rate loans(1)
Corporate:
Corporate loans	~~W~~	58,984	~~W~~	30,139	~~W~~	89,123
Public and other		927		352		1,279
Loans to banks		6,924		276		7,200
Lease financing		65		65		130

Total corporate		66,900		30,832		97,732

Retail:
Mortgage and home equity		137		3,015		3,152
Other retail		6,516		6,955		13,471

Total retail		6,653		9,970		16,623

Credit cards		233		2		235

Total fixed rate loans		73,786		40,804		114,590

Variable rate loans(2)
Corporate:
Corporate loans		77,202		50,504		127,706
Public and other		1,391		1,227		2,618
Loans to banks		204		25		229
Lease financing		178		487		665

Total corporate		78,975		52,243		131,218

Retail:
Mortgage and home equity		17,354		61,218		78,572
Other retail		37,963		27,259		65,222

Total retail		55,317		88,477		143,794

Credit cards		23,942		4,283		28,225

Total variable rate loans		158,234		145,003		303,237

Total loans	~~W~~	232,020	~~W~~	185,807	~~W~~	417,827

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.
(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

Interest foregone is interest due on nonaccrual loans that has not been accrued in our books of account. In 2020, 2021 and 2022, we would have recorded gross interest income of ~~W~~ 59 billion, ~~W~~66 billion and ~~W~~92 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2019, 2020 and 2021 were ~~W~~33 billion, ~~W~~30 billion and ~~W~~46 billion, respectively.

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

	As of December 31,
	2020		2021		2022

	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Domestic:
Corporate	~~W~~	874	~~W~~	780	~~W~~	848
Retail		438		384		521
Credit cards		88		68		74
Foreign:
Corporate		265		340		432
Retail		29		43		36
Credit cards		18		44		35

Sub-total		1,712		1,659		1,946

Accruing loans which are contractually past due one day or more as to principal or interest
Domestic:
Corporate		279		114		256
Retail		609		550		912
Credit cards		413		344		610
Foreign:
Corporate		50		51		34
Retail		52		44		55
Credit cards		18		39		45

Sub-total		1,421		1,142		1,912

Total	~~W~~	3,133	~~W~~	2,801	~~W~~	3,858

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

	As of December 31,
	2020		2021		2022

	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	~~W~~	96	~~W~~	91	~~W~~	30
Loans classified as “troubled debt restructurings” (including nonaccrual and past due loans)	~~W~~	290	~~W~~	237	~~W~~	143

The following table presents, for the periods indicated and with respect to the restructured loans, the amounts that would have been recorded as our interest income under the original contract terms of the restructured loans, and the amounts that were actually recorded as our interest income for such loans under the restructured contractual terms of such loans.

	As of December 31,
	2020		2021		2022

	(In billions of Won)
Interest income under the original contractual terms of the restructured loans(1)	~~W~~	13	~~W~~	10	~~W~~	7
Interest income under the restructured contractual terms of the restructured loans(1)	~~W~~	3	~~W~~	2	~~W~~	2

Note:

(1)	Includes nonaccrual and past due loans.

The following table presents a breakdown of the outstanding balance and specific allowance for credit losses on loans as of December 31, 2020, 2021 and 2022 of corporate loans classified as “troubled debt restructurings” (including nonaccrual and past due loans) by the type of restructuring to which such loans are subject.

	As of December 31,
	2020				2021				2022
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance

	(In billions of Won)
Workout	~~W~~	190	~~W~~	86	~~W~~	160	~~W~~	54	~~W~~	65	~~W~~	32
Recovery Proceedings		95		28		74		24		74		18
Others(1)		5		5		3		—		4		3

Total	~~W~~	290	~~W~~	119	~~W~~	237	~~W~~	78	~~W~~	143	~~W~~	53

Note:

(1)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).

The following table presents the outstanding balance and specific allowance for credit losses on loans as of December 31, 2020, 2021 and 2022 of retail loans (including nonaccrual and past due loans) subject to credit rehabilitation programs for retail borrowers. All such loans became modified under credit rehabilitation programs and became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral. For more information on the credit rehabilitation program, see “— Credit Exposures to Companies in Workout and Recovery Proceedings — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

	As of December 31,
	2020				2021				2022
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance

	(In billions of Won)
Retail loans subject to credit rehabilitation programs(1)	~~W~~	148	~~W~~	81	~~W~~	125	~~W~~	49	~~W~~	249	~~W~~	129

Note:

(1)	Includes nonaccrual and past due loans.

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

	As of and for the year ended December 31,
	2020		2021		2022

	(In billions of Won)
Impaired and nonaccrual restructured loans	~~W~~	194	~~W~~	146	~~W~~	113
Total charge-off of restructured loans	~~W~~	80	~~W~~	58	~~W~~	16
Charge-off as part of debt-to-equity conversion	~~W~~	59	~~W~~	32	~~W~~	—

Credit Exposures to Companies in Workout and Recovery Proceedings

Our credit exposures to restructuring are monitored and managed by our Corporate Credit Support Department. As of December 31, 2022, 0.03% of our total loans, or ~~W~~143 billion (of which ~~W~~113 billion was classified as nonaccrual and ~~W~~30 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures generally takes the form of workout and recovery proceedings.

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

As of December 31, 2022, the total loan amount subject to recovery proceedings was ~~W~~74 billion. No loan amount was subject to court receivership or composition proceedings.

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

Under the Debtor Rehabilitation and Bankruptcy Act, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ~~W~~1 billion of unsecured debt and/or ~~W~~1.5 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

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

In 2022, the aggregate amount of our retail credit (including credit card receivables) which became subject to the pre-workout program was ~~W~~249 billion. We believe that our participation in such pre-workout program has not had a material impact on the overall asset quality of our retail loans and credit card portfolio or on our results of operations and financial condition to date.

Loan Modification Programs for Loans under Troubled Debt Restructuring

We generally offer the following types of concessions in relation to restructured loans: reduction of interest rate, forgiveness of overdue interest, extension of the term for repayment of principal, conversion of debt into equity or a combination of the foregoing. The nature and degree of such concessions vary depending on, among other things, the creditworthiness of the borrower, the size of loans being restructured, the existing terms of the loans and other factors deemed relevant by the relevant creditors’ committee. We generally do not restructure an existing loan into multiple new loans. Recently, various Government-led financial support programs have been introduced in response to the COVID-19 pandemic, rising inflation and economic slowdown, such as loan rescheduling and principal and interest payment deferral programs, have helped financial institutions, including Shinhan Bank, manage their asset quality at a stable level. Such financial support programs have been introduced since April 1, 2020 and are available to small- and medium-sized enterprises and SOHOs that meet certain criteria, such as that they have not been delinquent on their prior loans and are not subject to liquidation or bankruptcy proceedings. Such financial support programs expired on September 30, 2022. However, the Government has decided, based on discussions with financial institutions, to provide further financial support to the debtors using the financial support programs as of the expiration date of such financial support programs in the forms of (i) the extension of loan maturity dates up to 3 years, (ii) the postponement of repaying loans up to 1 year until September 2023, or (iii) the rescheduling of loans under the New Start Fund set up by the Government on October 4, 2022 or loan rescheduling programs led by the financial institutions. Our participation in such Government initiatives may lead us to extend credit to small- and medium-sized enterprises and SOHOs that we would not otherwise extend, or offer terms on such credit that we would not otherwise offer, in the absence of such initiatives. There is no guarantee that the financial condition and liquidity of the small- and medium-sized enterprises benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis or at all. Accordingly, an increase in our exposure to small- and medium-sized enterprise borrowers resulting from such Government initiatives may have a material adverse effect on our financial condition and results of operations. We have classified the loans subject to loan rescheduling and principal and interest payment deferral under such financial support programs into stage 2 loans. For further details of our exposures due to such financial support programs, see Note 49 of the notes to our consolidated financial statements included in this annual report. For a discussion of expected credit losses related to the COVID-19 pandemic, see Note 4 of the notes to our consolidated financial statements included in this annual report.

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2020, 2021 and 2022 by our loan modification programs, as further categorized according to the loan category and performing versus non-performing status at each fiscal year end.

As of December 31, 2020
Modification Programs	Non-Performing		Performing		Total

	(In billions of Won)
Extension of due date for principal and interest	~~W~~	3	~~W~~	—	~~W~~	3
Reduction of interest rate		29		186		215
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		1		1
Others(2)		35		36		71

Total	~~W~~	67	~~W~~	223	~~W~~	290

As of December 31, 2021
Modification Programs	Non-Performing		Performing		Total

	(In billions of Won)
Extension of due date for principal and interest	~~W~~	5	~~W~~	—	~~W~~	5
Reduction of interest rate		16		156		172
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		—		—
Others(2)		28		33		61

Total	~~W~~	49	~~W~~	189	~~W~~	238

As of December 31, 2022
Modification Programs	Non-Performing		Performing		Total

	(In billions of Won)
Extension of due date for principal and interest	~~W~~	13	~~W~~	10	~~W~~	23
Reduction of interest rate		6		61		67
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		—		—
Others(2)		40		13		53

Total	~~W~~	59	~~W~~	84	~~W~~	143

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.
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

Debt-to-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to loans that are in the latter category, we convert a portion of such loans into equity securities following negotiation with the borrowers and charge off the remainder of such loans as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2022, the Bank did not have any loans restructured into equity securities.

Debt-to-equity conversion generally has two primary benefits. One, the debt-to-equity conversion reduces the amount of loans and related interest expenses of the borrower, resulting in lesser debt burden and greater liquidity for the borrower, a greater likelihood of its exit from restructuring and the repayment of its obligations to us. Two, in the case of a successful turnaround of the borrower, we are entitled to the upside gains from the increase in the value of the equity securities so converted. Notwithstanding these benefits, however, the resulting impact from the debt-to-equity conversion on our interest income is generally not material as the loans being converted as part of restructuring are generally deemed to be uncollectible regardless any modification of terms. As for the impact on our asset classification, we generally apply the same asset classification standards to both non-restructured and restructured loans. As for restructured loans, we also consider additional factors such as the borrower’s adherence to its business plans and execution of the self-help measures, among others, to the extent applicable. In consideration of such criteria, we generally classify loans subject to workout as “precautionary.” For a general discussion of our loan classifications, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

We classify potential problem loans as loans that are designated as “early warning loans” and reported to the Financial Supervisory Service. The “early warning loans” designation applies to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem loans on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Supervisory Service. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Supervisory Service, we consider this to be an indication of serious doubt as to such borrower’s ability to comply with repayment terms in the near future. As of December 31, 2022, we had ~~W~~132 billion of potential problem loans.

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

These variables have been estimated from historical experience data by using statistical techniques developed internally by Shinhan Bank and have been adjusted to reflect forward-looking information. When measuring expected credit losses on financial assets, Shinhan Bank reflects a period of expected credit loss measurement based on a contractual maturity. Shinhan Bank takes into consideration the extension rights held by a borrower when deciding the contractual maturity.

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current		Past Due Up to 3 Months		Past Due 3-6 Months		Past Due More Than 6 Months		Total
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount

	(In billions of Won, except percentages)
2020	357,729	99.15	1,386	0.38	769	0.21	920	0.26	360,804
2021	390,297	99.19	1,351	0.34	773	0.20	1,053	0.27	393,474
2022	413,887	99.06	1,912	0.46	923	0.22	1,105	0.26	417,827

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2020		2021		2022

	(In billions of Won, except percentages)
Total non-performing loans	~~W~~	1,689	~~W~~	1,826	~~W~~	2,028
As a percentage of total loans		0.47%		0.46%		0.49%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2020					2021					2022
	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans

	(In billions of Won, except percentages)
Domestic:
Corporate
Corporate loans	~~W~~	159,833	~~W~~	465	0.29%	~~W~~	178,315	~~W~~	468	0.26%	~~W~~	194,749	~~W~~	513	0.26%
Public and other (2)		3,735		14	0.37		3,469		13	0.37		3,897		10	0.26
Loans to banks		1,419		—	—		862		—	—		1,205		—	—
Lease financing		1,689		11	0.65		1,497		7	0.47		682		6	0.88

Total corporate		166,676		490	0.29		184,143		488	0.27		200,533		529	0.26

Retail
Mortgage and home equity		72,345		63	0.09		79,018		56	0.07		80,937		69	0.09
Other retail		65,627		380	0.58		69,459		455	0.66		67,571		557	0.82

Total retail		137,972		443	0.32		148,477		511	0.34		148,508		626	0.42

Credit cards		23,598		458	1.94		25,817		427	1.65		20,388		494	2.42

Total domestic		328,246		1,391	0.42		358,437		1,426	0.40		369,429		1,649	0.45

Foreign:		32,558		298	0.92		35,037		400	1.14		48,398		379	0.78

Total	~~W~~	360,804	~~W~~	1,689	0.47%	~~W~~	393,474	~~W~~	1,826	0.46%	~~W~~	417,827	~~W~~	2,028	0.49%

Notes:

(1)	The number of days past due of restructured credit card loans is calculated from the first date of non-payment regardless of subsequent modification of terms.
(2)	Includes debtors such as local and regional authorities, state-owned enterprises and non-profit organizations.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2022.

Industry	Aggregate Non- Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance

	(In billions of Won)		(Percentages)
Construction	~~W~~	24	2.9%
Manufacturing		127	15.2
Real estate, leasing and service		68	8.1
Retail and wholesale		48	5.7
Finance and insurance		42	5.0
Hotel and leisure		28	3.3
Transportation, storage and communication		29	3.5
Other service(1)		46	5.5
Other(2)		426	50.8

Total	~~W~~	838	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2022, our 20 largest non-performing loans accounted for 31.3% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2022
		Industry	Gross Principal Outstanding		Allowance for credit losses on loans
		(In billions of Won)
1	Borrower A	Other service	~~W~~	134	~~W~~	—
2	Borrower B	Other service		125		98
3	Borrower C	Other service		78		—
4	Borrower D	Other service		56		56
5	Borrower E	Other service		38		—
6	Borrower F	Other service		35		—
7	Borrower G	Finance and insurance		25		15
8	Borrower H	Other service		19		11
9	Borrower I	Real estate, leasing and service		17		4
10	Borrower J	Finance and insurance		15		15
11	Borrower K	Transportation, storage, and communication		14		11
12	Borrower L	Other service		13		—
13	Borrower M	Real estate, leasing and service		12		—
14	Borrower N	Transportation, storage, and communication		11		9
15	Borrower O	Real estate, leasing and service		10		1
16	Borrower P	Hotel and leisure		10		4

		As of December 31, 2022
		Industry	Gross Principal Outstanding		Allowance for credit losses on loans
		(In billions of Won)
17	Borrower Q	Real estate, leasing and service		7		2
18	Borrower R	Manufacturing		6		1
19	Borrower S	Real estate, leasing and service		5		—
20	Borrower T	Retail and wholesale		5		2

			~~W~~	635	~~W~~	229

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

In 2022, we sold non-performing loans in the amount of ~~W~~40 billion to third parties, including ~~W~~25 billion transferred to UAMCO, Ltd., an investment management company. Loans transferred to third parties meet the criteria of true sale and are derecognized accordingly.

The following table presents a roll-forward of our non-performing loans in 2022.

	(In billions of Won)
Non-performing loans as of December 31, 2021	~~W~~	1,826

Additional non-performing loans due to delinquency		915
Loans sold		(40)
Loans charged off		(439)
Loans modified and returned to performing		(15)
Other adjustments(1)		(219)

Non-performing loans as of December 31, 2022	~~W~~	2,028

Note:

(1)

Represents loans paid down or paid off and loans returned to performing other than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Loan Charge-offs

Our gross charge-offs decreased by 2.8% from ~~W~~1,185 billion in 2021 to ~~W~~1,152 billion in 2022, primarily due to a decrease in the amount of charge-offs for corporate loans in 2022 compared to 2021. Our gross charge-offs decreased by 2.9% from ~~W~~1,220 billion in 2020 to ~~W~~1,185 billion in 2021, primarily due to a decrease in the amount of charge-offs for corporate loans in 2021 compared to 2020.

In 2022, the charge-off on restructured loans amounted to ~~W~~16 billion. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

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

Net Charge-offs

The following table sets forth, for the periods indicated, the net charge-offs.

	As of December 31,
	2020					2021					2022
	Average Loan		Net Charge- Offs		Ratio	Average Loan		Net Charge- Offs		Ratio	Average Loan		Net Charge- Offs		Ratio

	(In billions of Won, except percentages)
Domestic:
Corporate
Corporate loans	~~W~~	152,819	~~W~~	252	0.16%	~~W~~	169,539	~~W~~	215	0.13%	~~W~~	187,098	~~W~~	197	0.11%
Public and other		3,583		3	0.08		3,608		—	—		3,569		1	0.03
Loans to banks		1,446		—	—		1,470		—	—		1,117		—	—
Lease financing		1,758		20	1.14		1,565		21	1.34		485		8	1.65

Total corporate		159,606		275	0.17		176,182		236	0.13		192,269		206	0.11

Retail
Mortgage and home equity		61,189		3	—		65,778		15	0.02		70,306		2	0.00
Other retail		68,495		153	0.22		75,992		140	0.18		81,744		109	0.13

Total retail		129,684		156	0.12		141,770		155	0.11		152,050		111	0.07

Credit cards		20,781		380	1.83		21,792		351	1.61		23,761		363	1.53

Total domestic		310,071		811	0.26		339,744		742	0.22		368,080		680	0.18

Foreign:		34,617		59	0.17		37,447		55	0.15		41,005		90	0.22

Total	~~W~~	344,688	~~W~~	870	0.25%	~~W~~	377,191	~~W~~	797	0.21%	~~W~~	409,085	~~W~~	770	0.19%

Investment Portfolio

Investment Policy

We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for our own account in order to:

•	maintain the stability and diversification of our assets;

•	maintain adequate sources of back-up liquidity to match our funding requirements; and

•	supplement income from our core lending activities.

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

Book Value and Fair Value

The following tables set out the book value and fair value of investments in our investment portfolio as of the dates indicated.

	As of December 31,
	2020				2021				2022
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value

	(In billions of Won)
Securities at fair value through other comprehensive income
Equity securities	~~W~~	907	~~W~~	907	~~W~~	1,031	~~W~~	1,031	~~W~~	1,568	~~W~~	1,568
Debt securities:
Korean treasury and governmental agencies		17,834		17,834		23,742		23,742		23,591		23,591
Debt securities issued by financial institutions		20,054		20,054		19,702		19,702		19,031		19,031
Corporate debt securities		15,690		15,690		15,827		15,827		13,959		13,959
Debt securities issued by foreign government		1,536		1,536		1,945		1,945		3,607		3,607
Mortgage-backed and asset-backed securities		2,295		2,295		2,591		2,591		1,906		1,906

Total — Securities at fair value through other comprehensive income	~~W~~	58,316	~~W~~	58,316	~~W~~	64,838	~~W~~	64,838	~~W~~	63,662	~~W~~	63,662

Securities at amortized cost
Debt securities:
Korean treasury and governmental agencies	~~W~~	30,698	~~W~~	32,147	~~W~~	33,425	~~W~~	33,579	~~W~~	36,932	~~W~~	32,874
Debt securities issued by financial institutions		4,071		4,222		3,718		3,772		6,764		6,528
Corporate debt securities		5,065		5,467		5,010		7,546		5,930		7,400
Debt securities issued by foreign government		1,118		1,245		1,254		798		1,439		947
Mortgage-backed and asset-backed securities		6,331		6,373		6,523		3,910		6,906		3,794

Total — Securities at amortized cost	~~W~~	47,283	~~W~~	49,454	~~W~~	49,930	~~W~~	49,605	~~W~~	57,971	~~W~~	51,543

	As of December 31,
	2020				2021				2022
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value

	(In billions of Won)
Financial assets at fair value through profit or loss
Equity securities	~~W~~	1,736	~~W~~	1,736	~~W~~	2,375	~~W~~	2,375	~~W~~	2,624	~~W~~	2,624
Debt securities:
Korean treasury and governmental agencies		4,038		4,038		3,557		3,557		3,832		3,832
Debt securities issued by financial institutions		14,013		14,013		13,627		13,627		11,636		11,636
Corporate debt securities		19,181		19,181		21,245		21,245		17,260		17,260
Debt securities issued by foreign governments		210		210		404		404		473		473
Mortgage-backed and asset-backed securities		595		595		265		265		338		338
Other debt securities(1)		17,050		17,050		19,130		19,130		17,990		17,990

Sub-total — Securities at fair value		56,823		56,823		60,603		60,603		54,153		54,153

Others:
Loans at fair value		2,017		2,017		1,683		1,683		2,389		2,389
Due from banks at fair value		63		63		34		34		26		26
Gold/Silver deposits		188		188		84		84		76		76

Total — Financial assets at fair value through profit or loss	~~W~~	59,091	~~W~~	59,091	~~W~~	62,404	~~W~~	62,404	~~W~~	56,644	~~W~~	56,644

Note:

(1)

Other debt securities included puttable equity investment, beneficiary certificates and restricted reserve for claims of customers’ deposits (trusts) classified as debt instruments in accordance with IFRS 9.

Maturity Analysis

The following table categorizes our securities at amortized cost by maturity and weighted average yield as of December 31, 2022.

	As of December 31, 2022
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)

	(In billions of Won, except percentages)
Korean treasury securities and government agencies	~~W~~	4,553	1.57%	~~W~~	12,600	2.90%	~~W~~	7,010	3.66%	~~W~~	12,769	2.35%	~~W~~	36,932	2.69%
Debt securities issued by financial institutions		642	4.90		5,226	3.84		98	5.11		798	3.10		6,764	3.87
Corporate debt securities		473	2.15		2,262	3.76		817	3.59		2,378	3.00		5,930	3.30
Debt securities issued by foreign governments		233	3.64		429	3.70		164	7.33		613	2.78		1,439	3.72
Mortgage-backed securities and asset-backed securities		582	1.95		2,838	2.13		1,814	2.85		1,672	2.37		6,906	2.36

Total	~~W~~	6,483	2.05%	~~W~~	23,355	3.11%	~~W~~	9,903	3.58%	~~W~~	18,230	2.48%	~~W~~	57,971	2.88%

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

The following table presents securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2022. As of December 31, 2022, 10% of our stockholders’ equity was ~~W~~5,113 billion.

	As of December 31, 2022
	Book Value		Fair Value

	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	~~W~~	61,823	~~W~~	58,541
The Korea Development Bank		7,087		7,001
The Bank of Korea		8,077		8,078
The Korea Housing Finance Corp		8,953		8,196
Industrial Bank of Korea		5,396		5,394

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2020		2021		2022

	(In billions of Won)
Commitments to extend credit	~~W~~	99,512	~~W~~	101,055	~~W~~	107,848
Commercial letters of credit		2,700		3,505		3,138
Others(1)		108,040		113,723		119,543

Total	~~W~~	210,252	~~W~~	218,283	~~W~~	230,529

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

The following table shows, As of December 31, 2022, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) non-trading that qualify for hedge accounting.

	As of December 31, 2022
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities

	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	~~W~~	130,264	~~W~~	3,090	~~W~~	2,840
Swaps		40,558		1,626		1,807
Options		1,328		15		14

Sub-total		172,150		4,731		4,661

Interest rate derivatives:
Future and forward contracts		2,784		2		1
Swaps		131,974		773		1,063
Options		227		5		2

Sub-total		134,985		780		1,066

Credit derivatives:
Swaps		5,155		424		19

Sub-total		5,155		424		19

Equity derivatives:
Swaps and forward contracts		4,009		170		394
Options		2,322		14		147
Future contracts		2,443		31		100

Sub-total		8,774		215		641

Commodity derivatives:
Swaps and forward contracts		898		11		137
Options		8		—		1
Future contracts		70		3		1

Sub-total		976		14		139

Total	~~W~~	322,040	~~W~~	6,164	~~W~~	6,526

Non-trading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	~~W~~	4,647	~~W~~	158	~~W~~	72
Future and forward contracts		1,250		23		38

Sub-total		5,897		181		110

Interest rate derivatives:
Swaps		16,475		117		1,069

Total	~~W~~	22,372	~~W~~	298	~~W~~	1,179

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2022.

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

	2020			2021			2022
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid

	(In billions of Won, except percentages)
Non-interest-bearing deposits:	~~W~~	3,908	—	~~W~~	4,818	—	~~W~~	5,390	—
Interest-bearing deposits:
Demand deposits	~~W~~	50,751	0.33%	~~W~~	65,907	0.32%	~~W~~	68,656	0.47%
Savings deposits		91,474	0.32		106,172	0.23		108,419	0.40
Time deposits		154,516	1.46		153,718	1.05		174,029	2.04
Other deposits		8,482	1.42		11,180	0.91		17,169	1.97

Total interest-bearing deposits	~~W~~	305,223	0.93%	~~W~~	336,977	0.65%	~~W~~	368,273	1.26%

	2020			2021			2022
	(In billions of Won)
Uninsured deposits		~~W~~242,927			~~W~~275,519			~~W~~288,754

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are recorded on short-term borrowings and securities sold under repurchase agreements are recorded as secured borrowings.

Uninsured Time Deposits

The following table shows the amount of time deposits that exceed the insurance limit as of December 31, 2022, and the amount of time deposits that are otherwise uninsured, segregated by remaining maturity as of December 31, 2022.

	As of December 31, 2022

	(In billions of Won)
Portion of Time deposits in excess of insurance limit:	~~W~~	98,427
Time deposits otherwise uninsured with a maturity of:
Maturing within three months	~~W~~	24,459
After three but within six months		9,798
After six but within 12 months		19,416
After 12 months		4,262

Total	~~W~~	57,935

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with a maturity of one year or less) for the periods indicated.

	2020								2021								2022
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate

	(In billions of Won, except for percentages)
Borrowings from
The Bank of Korea(3)	~~W~~	5,351	~~W~~	3,479	~~W~~	5,351	0.30%	0.25%	~~W~~	5,278	~~W~~	5,310	~~W~~	5,545	0.25%	0.25%	~~W~~	5,100	~~W~~	5,082	~~W~~	5,157	0.62%	0.25 – 1.75%
Call money		1,760		1,221		1,760	1.60	0.35 – 0.55		1,535		1,575		2,015	1.31	(0.30) – 1.52		1,276		2,301		3,750	2.65	0.00 – 6.30
Other short-term borrowings(4)		24,360		25,401		27,347	1.05	0.00 – 12.45		28,559		25,602		28,559	0.75	(0.49) – 12.29		34,002		33,757		38,263	1.73	0.00 – 21.20

	~~W~~	31,471	~~W~~	30,101	~~W~~	34,458	0.98%		~~W~~	35,372	~~W~~	32,487	~~W~~	36,119	0.70%		~~W~~	40,378	~~W~~	41,140	~~W~~	47,170	1.65%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings included bonds sold under repurchase agreements and borrowings in domestic and foreign currencies.

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

In addition, in order to enhance the accuracy of its internal credit reviews, Shinhan Bank also considers reports prepared by external credit rating services, such as Nice Information Service and Korea Rating & Data (KoDATA), and monitors and improves the effectiveness of the credit risk-rating systems using a database that it updates continually with actual default records.

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

Loan Approval Process

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Master Credit Officer Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval. The Credit Review Committee’s evaluation and approval of loan limits vary depending on the borrower’s credit ratings as determined by Shinhan Bank’s internal credit rating system and the borrower’s size of business. For example, for borrowers with a credit rating of B-, the Credit Review Committee evaluates and approves unsecured loans in excess of ~~W~~10 billion and secured loans in excess of ~~W~~15 billion, whereas for borrowers with a credit rating of AAA, the Credit Review Committee evaluates and approves unsecured loans in excess of ~~W~~60 billion and secured loans in excess of ~~W~~120 billion. The Credit Review Committee holds at least two meetings a week to approve applications for large-sized loans whose principal amounts exceed prescribed levels set by it.

The chart below summarizes the credit approval process of our banking operation. The Master Credit Officer and the Head of Business Division do not make individual decisions on loan approval, but are part of the decision-making process at the group level.

The reviewer at each level of the review process may in its discretion approve loans up to a maximum amount per loan assigned to such level. The discretionary loan approval limit for each level of the loan approval process takes into account the total amount of loans extended to the borrower, the credit level of the applicant based on credit review, the existence and value of collateral, the size of business and the level of credit risk established by the credit rating system. The discretionary loan amount approval limit ranges from ~~W~~50 million for unsecured retail loans with a credit rating of B-, which are subject to approvals by the retail branch manager, to ~~W~~120 billion for secured loans with a credit rating of AAA, which are subject to approvals by the Master Credit Officer Committee. Any loans exceeding the maximum discretionary loan amount approval limit must be approved by the Credit Review Committee.

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

In order to curtail delinquency among its corporate customers, Shinhan Bank primarily takes the following measures: (i) systematic monitoring of borrowers with outstanding loans, (ii) heightened monitoring of borrowers with bad credit history and/or borrowers that belong to troubled industries and (iii) assignment of industry-specific lending caps, as adjusted for whether specific industries are particularly sensitive to general business cycles and/or are troubled at a given time.

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

Shinhan Bank conducts systematic monitoring of the foregoing borrowers at intervals depending on the borrower’s monitoring grade determined by the early warning system (for example, every 3 or 6 months for an “Observation Company”, and 3 months for borrowers with a monitoring grade below “Precaution Company” or borrowers with a credit rating below CCC, and no regular monitoring for a “Normal Company”). In addition, the Review Credit Officer may request more frequent monitoring if the borrower is showing signs of deteriorated credit quality. For borrowers with outstanding loan amounts of ~~W~~2 billion or more, Shinhan Bank also monitors the revenues and earnings of such borrower on a quarterly basis within five to seven weeks following the end of each quarter depending on the borrower’s credit profile.

Heightened monitoring of borrowers with bad credit history and/or borrowers that belong to troubled industries. In addition to the systematic monitoring discussed above, Shinhan Bank also carries out additional monitoring for borrowers that, among others, (i) are rated as “requiring observation,” “requiring precaution” or “with early warning signs” as noted above, (ii) have prior history of delinquency or restructuring or (iii) have borrowings that are classified as substandard or below. Based on the heightened monitoring of these borrowers, Shinhan Bank adjusts contingency planning as to how the overall asset quality of a specific industry should be managed for each phase of the business cycle, how Shinhan Bank should limit or reduce its credit exposure to such borrowers, and how our group-wide delinquency and non-performing ratio would be changed, among other things.

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

Credit Risk Management of Shinhan Securities

In accordance with the guidelines of the Financial Supervisory Service, Shinhan Securities assesses its credit risks (including through VaR analyses) and allocates the maximum limit for the credit amount at risk by department. Shinhan Securities also assesses the counterparty risks in all credit-related transactions, such as loans, acquisition financings and derivative transactions and takes corresponding risk management measures. In assessing the credit risk of a corporate counterparty, Shinhan Securities considers such counterparty’s corporate credit rating obtained from Shinhan Group Corporate Credit Rating System. Through its risk management system, Shinhan Securities also closely monitors credit risk exposures by counterparty, industry, conglomerates, credit ratings and country. Shinhan Securities conducts credit risk stress tests on a daily basis based on probability of default and also conducts more advanced stress tests from time to time, the results of which are then reported to its management as well as the Group Chief Risk Officer to support group-wide credit risk management.

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

Our market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Securities, our securities trading and brokerage subsidiary, which faces market risk relating to its trading activities.

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

Shinhan Securities manages its market risk based on its overall risk limit established by its risk management committee as well as the risk limits and detailed risk management guidelines for each product and department established by its Risk Management Working Committee. Shinhan Securities’ Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Securities, and determines, among other things, Shinhan Securities’ overall market risk management policies and strategies, and assesses and approves trading activities and limits. In addition, Shinhan Securities’ Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Securities’ operating departments. Shinhan Securities assesses the adequacy of these limits at least annually. In addition, Shinhan Securities assesses the market risks of its trading assets. The assessment procedure is based on the standard procedures set by the Financial Supervisory Service as well as an internally developed model. Shinhan Securities assesses the risk amount and VaR, and manages the risk by setting a risk limit per sector as well as a VaR limit.

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

As a result of these trading activities, Shinhan Bank is exposed principally to interest rate risk, foreign currency exchange rate risk and equity risk, and Shinhan Securities is exposed principally to equity risk and interest rate risk.

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

Shinhan Securities’ interest rate risk arises primarily from management of its interest rate-sensitive asset portfolio, which mainly consists of debt securities, interest rate swaps and government bond futures, and the level of such risk exposure depends largely on the variance between the interest rate movement assumptions built into the asset portfolio and the actual interest rate movements and the spread between a derivative product and its underlying assets. Shinhan Securities quantifies and manages the interest rate-related exposure by daily conducting VaR and stress tests on a marked-to-market basis.

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

Shinhan Securities faces foreign currency exchange rate risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Shinhan Securities centrally monitors and manages transactions involving such products through its Fixed Income, Currency & Commodities Departments. Shinhan Securities’ Risk Management Working Committee, which is delegated with the authority to approve foreign currency-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2022, Shinhan Securities’ net open position related to foreign currency-related products was US$1,339 million, and its open positions related to the sale of Won-U.S. Dollar forwards and Won-U.S. Dollar futures were US$533 million and US$(107) million, respectively.

Shinhan Capital manages its foreign exchange risk resulting from the difference in its foreign currency assets and liabilities through derivative transactions such as forwards or swaps and maintains its net exposure at US$13.02 million.

The net open foreign currency positions held by our other subsidiaries are insignificant.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2020, 2021 and 2022. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2020	2021	2022

	(In millions of US$)
U.S. Dollars	$(299.4)	$(15.6)	$40.8
Japanese Yen	3.9	447.3	467.7
Euro	12.4	23.6	5.3
Others	1,201.2	2,247.7	2,320.9

Total	$918.0	$2,703.1	$2,834.6

Equity Risk

Shinhan Bank’s equity risk related to trading activities mainly involves trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market and closely monitors the loss limits and the observance thereof. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2020, 2021 and 2022, Shinhan Bank held ~~W~~13.7 billion, ~~W~~171.7 billion and ~~W~~74.0 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Shinhan Securities’ equity risk related to trading activities also mainly involves the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2020, 2021 and 2022, the total amount of equity securities at risk held by Shinhan Securities was ~~W~~53.8 billion, ~~W~~55.3 billion and ~~W~~21.7 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Securities, respectively, as of and for the year ended December 31, 2022. For market risk management purposes, Shinhan Bank includes in the computation of total VaR its trading portfolio in bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2022
	Average		Minimum		Maximum		As of December 31, 2022

	(In billions of Won)
Shinhan Bank:(1)
Interest rate	~~W~~	44.7	~~W~~	24.3	~~W~~	64.6	~~W~~	53.8
Foreign exchange(2)		191.0		161.8		262.5		252.5
Equities		20.3		13.4		24.9		21.7
Option volatility(3)		0.1		0.0		0.2		0.1
Less: portfolio diversification(4)		(33.8)		(10.9)		(77.3)		(63.0)

Total VaR(5)	~~W~~	222.4	~~W~~	188.7	~~W~~	274.9	~~W~~	265.1

Shinhan Securities: (1)
Interest rate	~~W~~	30.00	~~W~~	17.12	~~W~~	44.13	~~W~~	39.58
Equities		36.10		14.51		63.96		25.76
Foreign exchange		31.71		13.45		63.48		63.48
Option volatility(3)		70.02		40.81		103.93		43.10
Less: portfolio diversification(4)		(64.64)		(147.83)		(9.07)		(74.89)

Total VaR	~~W~~	103.19	~~W~~	76.82	~~W~~	127.67	~~W~~	97.04

Notes:

(1)	Shinhan Bank and Shinhan Securities’ 10-day VaR is based on a 99.9% confidence level.
(2)	Includes both trading and non-trading accounts as Shinhan Bank and Shinhan Securities manage foreign exchange risk on a total position basis.
(3)	Volatility implied from the option price using the Black-Scholes or a similar model.
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

Shinhan Bank currently uses the 10-day 99% confidence level-based VaR and stressed VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service. Stressed VaR reflects the potential significant loss in the current trading portfolio based on scenarios derived from a crisis simulation during the preceding 12 months. Shinhan Bank also uses the more conservative 10-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. For Shinhan Bank, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount two times in 2020, one time in 2021 and five times in 2022. The increased frequency of instances in which the amount of losses exceeded the VaR amount in 2022 was primarily because the foreign currency exchange market experienced unusually high volatility. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount. Virtual losses represent the potential changes in the value of a portfolio when simulating the same portfolio with market variables of the next trading day.

Shinhan Securities currently uses the same 10-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes, although such model is not subject to regulatory review or reporting requirements. In addition, Shinhan Securities applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VaR, Shinhan Securities does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Securities, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount four times in 2020, zero times in 2021 and zero times in 2022. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount.

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

Currently, Shinhan Bank and Shinhan Securities conduct back-testing of VaR results against actual outcomes on a daily basis.

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

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test by taking into account four market risk components: foreign currency exchange rates, stock prices, and Won-denominated interest rates and foreign currency-denominated interest rates. For the worst case scenario, Shinhan Bank assumes instantaneous and simultaneous movements in four market risk components: appreciation of Won by 20%, a decrease in Korea Exchange Composite Index by 30% and increases in Won-denominated and U.S. Dollar-denominated interest rates by 200 basis points each, respectively. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio would have declined by ~~W~~626 billion as of December 31, 2022. Shinhan Bank performs stress test on a daily basis and reports the results to its Risk Policy Committee on a monthly basis and its Risk Management Committee on a quarterly basis.

Shinhan Securities uses nine scenarios for stress tests by taking into account four market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for Won-denominated loans, foreign currency exchange rates and historical volatility. As of December 31, 2022, under the worst case scenario assuming a 1% point increase in the three-year government bond yield, the market value of Shinhan Securities’ trading portfolio would have fluctuated by ~~W~~48 billion for one day.

Shinhan Bank sets limits on stress testing for its overall operations. Shinhan Securities sets limits on stress testing for its overall operations as well as at its department level. Although Shinhan Life Insurance does not set any limits on stress testing, it monitors the impact of market turmoil or other abnormalities. In the case of Shinhan Bank, Shinhan Securities and Shinhan Life Insurance, if the potential impact is large, their respective head of Risk Management will notify such impact and may request a portfolio restructuring or other proper action.

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

•

sales of tailor-made derivative products that meet various needs of our corporate customers, principally of Shinhan Bank and Shinhan Securities, and related transactions to reduce their exposure resulting from those sales;

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

Market risk from derivatives is not significant since derivative trading activities of Shinhan Bank and Shinhan Securities are primarily driven by arbitrage and customer deals with highly limited open trading positions. Market risk from derivatives is also not significant for Shinhan Life Insurance as its derivative trading activities are limited to those within preset risk limits and are subject to heavy regulations imposed on the insurance industry. Market risk from derivatives is not significant for our other subsidiaries since the amount of such positions by our other subsidiaries is insignificant.

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2022 for (i) Won-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging and (ii) foreign currency-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2022
	0-3 Months	3-6 Months	6-12 Months	1-2 Years	2-3 Years	Over 3 Years	Total

	(In billions of Won, except percentages)
Interest-earning assets	152,799	82,871	40,672	36,040	23,812	30,891	367,085
Fixed rates	25,737	20,040	24,452	25,431	16,300	17,318	129,280
Floating rates	126,712	62,071	11,400	8,338	7,512	13,573	229,605
Interest rate swaps	350	760	4,820	2,270	0	0	8,200

Interest-bearing liabilities	177,253	49,663	80,055	22,540	16,302	26,859	372,673
Fixed liabilities	80,227	35,238	67,062	9,968	3,538	1,931	197,964
Floating liabilities	88,827	14,425	12,993	12,573	12,764	24,928	166,510
Interest rate swaps	8,200	0	0	0	0	0	8,200

Sensitivity gap	(24,454)	33,208	(39,383)	13,499	7,510	4,032	(5,588)
Cumulative gap	(24,454)	8,754	(30,629)	(17,130)	(9,620)	(5,588)	(5,588)
% of total assets	(6.66)%	2.38%	(8.34)%	(4.67)%	(2.62)%	(1.52)%	(1.52)%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2022
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total

	(In millions of US$, except percentages)
Interest-earning assets	30,229	10,089	4,925	5,525	6,356	57,125
Interest-bearing liabilities	33,112	7,488	7,607	7,397	7,727	63,333

Sensitivity gap	(2,883)	2,601	(2,683)	(1,872)	(1,371)	(6,208)
Cumulative gap	(2,883)	(282)	(2,965)	(4,837)	(6,208)	(6,208)
% of total assets	(5.05)%	(0.49)%	(5.19)%	(8.47)%	(10.87)%	(10.87)%

Note:

(1)	Includes merchant banking accounts.

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2022 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2022 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2022
(In months)
Interest-earning assets	9.22
Interest-bearing liabilities	11.14
Gap	(1.92)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Market Value Analysis

Shinhan Bank performs a market value analysis to measure changes in the market value of Shinhan Bank’s interest-earning assets compared to that of its interest-bearing liabilities based on the assumption of parallel shifts in interest rates. These measurements are done on a monthly basis.

Market Value as of December 31, 2022 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2022
	Actual	1% Point Increase	Changes

	(In billions of Won)
Interest-earning assets	373,695	371,124	(2,571)
Interest-bearing liabilities	384,780	381,588	(3,192)
Gap	(11,085)	(10,464)	621

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

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

The following table illustrates by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2021 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, assuming (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2022 and (b) the same interest rates as of December 31, 2022 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2022
	(For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates			Change in Net Interest Income		Change in Net Interest Income
	No Change	1% Point Increase	1% Point Decrease	Amount (1% Point Increase)	% Change (1% Point Increase)	Amount (1% Point Decrease)	% Change (1% Point Decrease)

	(In billions of Won, except percentages)
Simulated interest income	17,573	19,616	15,530	2,043	11.63%	(2,043)	(11.63)%
Simulated interest expense	10,551	12,113	8,990	1,562	14.80%	(1,562)	(14.80)%
Net interest income	7,021	7,503	6,540	482	6.86%	(482)	(6.86)%

Note:

(1)	Includes merchant banking accounts and derivatives entered into for the purpose of hedging.

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

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2022, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches between the re-pricing dates for Shinhan Bank’s non-trading interest-earning assets (including available-for-sale investment securities) and those for its interest-bearing liabilities. Under the regulations of the Financial Services Commission, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2022(1)
	Average	Minimum	Maximum	As of December 31

	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	584	287	1,113	860

Note:

(1)	One-year VaR results computed based on the interest rate risk in the banking book standardized approach presented by the Bank for International Settlements. See “— Interest Rate Risk Management.”

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

Shinhan Securities uses historical interest rate VaR analysis based on its internal model to monitor and manage its interest rate risk. The historical interest rate VaR analysis is made through simulation of net asset value based on the interest rate volatility over the past three years to compute the maximum value at risk at a 99.9% confidence level. Shinhan Securities also measures its level of IRRBB exposure.

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

Equity Risk

Substantially all of Shinhan Bank’s equity risk relates to its portfolio of common stock in Korean companies. As of December 31, 2022, Shinhan Bank held an aggregate amount of ~~W~~344.6 billion of equity interest in unlisted foreign companies (including ~~W~~0.03 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2022, Shinhan Bank held equity securities in an aggregate amount of ~~W~~1,482.7 billion in its non-trading accounts, including equity securities in the amount of ~~W~~279.8 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2022, Shinhan Bank held Won-denominated convertible bonds in an aggregate amount of ~~W~~22.0 billion and did not hold any Won-denominated exchangeable bonds or Won-denominated bonds with warrants, in each case, in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds, exchangeable bonds or bonds with warrants, and the interest rate risk of these equity-linked securities are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

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

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission implemented a minimum liquidity coverage ratio requirement for Korean banks, including Shinhan Bank, of at least 90.0% as of January 1, 2017, 95.0% as of January 1, 2018 and 100.0% as of January 1, 2019. Financial Services Commission defines liquidity coverage ratio as high quality liquid assets that can be immediately converted into cash with little or no loss in value, as divided by the net amount of cash outflow for the next 30 day period, under the stress level established according to the liquidity coverage ratio, pursuant to the Regulation on the Supervision of the Banking Business, which was amended as of June 28, 2016 to implement the liquidity coverage ratio requirements under Basel III. In addition to the liquidity coverage ratio, the Financial Supervisory Commission introduced the net stable funding ratio into the Regulation on the Supervision of the Banking Business that came into effect in January 2018. Whereas liquidity coverage ratio is aimed at measuring liquidity for the next 30-day period, net stable funding ratio, calculated as the ratio of available stable funding to required stable funding, is aimed at measuring liquidity for the next one-year period. A bank’s available stable funding is the portion of its capital and liabilities that are safely expected to remain with the bank for more than one year. A bank’s required stable funding is the amount of stable funding that it is required to hold given the liquidity characteristics and residual maturities of its assets and the contingent liquidity risk arising from its off-balance sheet exposures. Shinhan Bank is required by the Financial Services Commission to maintain a net stable funding ratio of at least 100%.

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

In April 2020, in response to the COVID-19 pandemic, the Financial Services Commission temporarily lowered the liquidity coverage ratio requirement from 100% to 85%. The Financial Services Commission subsequently decided to gradually restore this ratio on a quarterly basis from the third quarter of 2022, to a ratio of 90% in the third quarter of 2022, 92.5% in the fourth quarter of 2022, 95% in the first quarter of 2023, 97.5% in the second quarter of 2023 and 100% from the third quarter of 2023. However, in October 2022, the Financial Services Commission decided to apply the 92.5% ratio until the end of June 2023 in response to the increasing volatility and uncertainty in the short-term money market, as determined through a financial market inspection meeting.

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

The following tables show Shinhan Bank’s (i) average liquidity coverage ratio, (ii) average foreign currency liquidity coverage ratio, and (iii) net stable funding ratio, each for the month of December 2022 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Average Liquidity Coverage Ratio for the Month of December 2022

	For the Month of December 2022
	(in billions of Won, except percentages)
High quality liquid assets (A)	~~W~~	83,735
Net cash outflows over the next 30 days (B)		85,549
Cash outflow		116,683
Cash inflow		31,134
Liquidity coverage ratio (A/B)		97.88%

Shinhan Bank’s Average Foreign Currency Liquidity Coverage Ratio for the Month of December 2022

For the Month of December 2022
(in millions of US$, except percentages)
High quality liquid assets (A)	$6,885
Net cash outflows over the next 30 days (B)	4,858
Cash outflow	17,244
Cash inflow	12,386
Liquidity coverage ratio (A/B)	141.32%

Shinhan Bank’s Net Stable Funding Ratio for the Month of December 2022

	For the Month of December 2022
	(in billions of Won, except percentages)
Available stable funding (A)	~~W~~	292,867
Required stable funding (B)		266,253
Net stable funding ratio (A/B)		110.00%

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

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2022 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

	As of December 31, 2022
Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Over 2 Years		Total

	(In billions of Won, except percentages)
Assets	~~W~~	3,202	~~W~~	14,180	~~W~~	21,102	~~W~~	25,064	~~W~~	30,118	~~W~~	35,803	~~W~~	7,306	~~W~~	43,109
Liabilities		952		4,217		5,863		7,521		11,444		19,217		13,401		32,618
Liquidity ratio						360%

Shinhan Securities manages its liquidity risk for its Won-denominated accounts by setting a limit of ~~W~~300 billion on each of its seven-day, one-month and three-month liquidity gap, a limit of 110% on its one-month and three-months liquidity ratios and a limit of ~~W~~50 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Securities manages the liquidity risk on a quarterly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the seven-day and one-month maturity mismatch ratios to be 0% and -10% or higher, respectively, and the three months liquidity ratio to be 80% or higher.

Our other subsidiaries fund their operations primarily through call money, bank loans, commercial paper, corporate debentures and asset-backed securities. Our holding company acts as a funding vehicle for long-term financing of our subsidiaries whose credit ratings are lower than the holding company, including Shinhan Card and Shinhan Capital, to lower the overall funding costs within regulatory limitations. Under the Monopoly Regulation and Fair Trade Act, however, a financial holding company is prohibited from borrowing funds in excess of 200% of its total stockholders’ equity.

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

As of December 31, 2022, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 350 key risk indicators.

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

As for Shinhan Securities, its audit department conducts an annual inspection as to whether the internal policy and procedures of Shinhan Securities relating to its overall operational risk management are being effectively complied. The inspection has a particular focus on the appropriateness of the scope of operational risks and the collection, maintenance and processing of relevant operating data. Shinhan Securities, through its operational risk management system, also conducts self-assessments of risks, collects loss data and manages key risk indicators. The operational risk management system is supervised by its audit department, compliance department and risk management department, as well as a risk management officer in each of Shinhan Securities’ departments.

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

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, in October 2018, the Financial Supervisory Service requested Shinhan Bank to submit supporting documents in connection with allegations of inadequate compliance controls. In November 2018, the Financial Supervisory Service notified Shinhan Bank of an institutional caution for alleged deficiencies in its customer due diligence and imposed an administrative fine of ~~W~~100 million citing negligence in carrying out its customer verification obligations. In December 2019, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of ~~W~~3 billion for alleged prohibited activities, including promotional activities for specified money trusts, investment solicitation for derivatives and management of trust properties. In 2021, the Korea Exchange imposed a total of three penalties on Shinhan Securities for regulatory violations, totaling ~~W~~2.7 million in fines. In 2021, the Financial Supervisory Service imposed a total of eight penalties against Shinhan Securities for regulatory violations, totaling ~~W~~4,092 million in fines, which include a fine of ~~W~~1,800 million for certain employees’ violation of conflict of interest obligations in connection with the Lime Asset incident and a fine of ~~W~~1,160 million for violation of rules against advertising certain money trust products. In 2022, the Korea Exchange imposed a total of four penalties on Shinhan Securities for regulatory violations, totaling ~~W~~2.0 million in fines. In 2022, the Financial Supervisory Service imposed a total of four penalties against Shinhan Securities for regulatory violations, totaling ~~W~~600.9 million in fines. In January 2020, the Financial Supervisory Service notified Shinhan Life Insurance of an institutional caution and imposed an administrative fine of ~~W~~266 million for allegedly omitting certain information regarding the level of expenses deducted from premiums paid when selling savings insurance products over the telephone. In February 2021, the Financial Supervisory Service notified Shinhan Bank of an institutional warning and imposed an administrative fine of ~~W~~2.1 billion for reasons including alleged violation of internal regulations and reporting procedures in connection with Shinhan Bank’s designation as the primary bank for Seoul Metropolitan Government in 2018. In March 2021, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of ~~W~~31.2 million for alleged violation of the safety standard in operating its information system in respect of the electronic financial transaction and alleged negligence in notifying its customers of the errors occurred to the electronic financial transaction and measures taken to correct the errors. In January 2021, the Financial Services Commission imposed a fine of ~~W~~28.8 million on Shinhan Card citing failure to discard personal information after transaction. For further details, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

Shinhan Securities

In 2016, Shinhan Securities established a Risk Engineering Team and updated its market risk management system to increase its value assessment capabilities for over-the-counter derivatives, strengthen its VaR risk analysis capabilities and improve various simulation functions. Beginning in 2017, the Risk Engineering Team conducts value assessment and reviews over-the-counter derivatives directly using various enhanced simulation functions such as updated stress tests in order to stabilize financial accounting prices and enhance the risk management of over-the-counter derivatives. In January 2019, the Risk Engineering Team was elevated to a department, becoming the Risk Engineering Department, expanding the scope of products reviewed by the department and strengthening its simulation analysis capabilities.

Shinhan Life Insurance

In 2017, Shinhan Life Insurance updated its interest rate risk measurement system, called the ALM system, in anticipation of IFRS 17 and the K-ICS, a new insurance liability market valuation system designed to replace the existing risk based capital system. In 2018, the new asset liability management system implemented an interest rate risk management system based on the Europe Solvency II standard. The asset liability management system can measure both asset and liability based on marking to market valuation. Shinhan Life Insurance also updated its interest rate risk management system to control net income margin volatility resulting from market interest rate changes and has tailored its business scheme to this system in order to better manage risk and profits and match the duration of its assets and liabilities. In 2019, Shinhan Life Insurance further upgraded its insurance risk measurement system in anticipation of the K-ICS, which is expected to become effective in 2023. The upgraded system can more elaborately measure insurance risk associated with mortality, longevity, morbidity, disability, lapse and expenses. Shinhan Life Insurance measures its insurance risk using shock scenarios and parameters calibration based on internal statistical estimates.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on January 1, 2023, Law No. 19211). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.

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

Liquidity

All financial holding companies are required to match the maturities of their assets to those of liabilities in accordance with the Financial Holding Companies Act in order to ensure liquidity. Financial holding companies are required to submit quarterly reports regarding their liquidity to the Financial Supervisory Service and must:

•	maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within one month) of not less than 100%;

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

Financial Exposure to Any Single Customer and Major Shareholders

Subject to certain exceptions, the total sum of credit (as defined in the Presidential Decree of the Financial Holding Companies Act, the Bank Act, the Presidential Decree of the Financial Investment Services and Capital Markets Act, the Insurance Act, the Mutual Savings Bank Act and the Specialized Credit Financial Business Act, respectively) of a financial holding company and its direct and indirect subsidiaries which are banks, merchant banks or securities companies (“Financial Holding Company Total Credit”) extended to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulation and Fair Trade Act will not be permitted to exceed 25% of the Net Total Equity Capital.

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

Disclosure of Management Performance

For the purpose of protecting the depositors and investors in the direct or indirect subsidiaries of the financial holding companies, the Financial Services Commission requires financial holding companies to disclose certain material matters including (i) financial condition and profit and loss of the financial holding company and its direct and indirect subsidiaries, (ii) how capital was raised by the financial holding company and its direct and indirect subsidiaries and how such capital was used, (iii) any sanctions levied on the financial holding company and its direct and indirect subsidiaries under the Financial Holding Companies Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry or (iv) occurrence of any non-performing assets or financial incident which may have a material adverse effect.

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

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

Generally, a direct subsidiary of a financial holding company is prohibited from controlling any other company; provided that a direct subsidiary of a financial holding company may control (as an indirect subsidiary of the financial holding company): (i) subsidiaries in foreign jurisdiction related to the business of the subsidiary that are engaged in a financial business, (ii) certain financial institutions related to the business of the subsidiary which are engaged in the business that the direct subsidiary may conduct without any licenses or permits, (iii) certain financial institutions whose business is related to the business of the direct subsidiary as prescribed under the Presidential Decree of the Financial Holding Companies Act (for example, the companies which a bank subsidiary may control are limited to credit information companies, credit card companies, trust business companies, securities investment management companies, investment advisory companies, futures business companies, and asset management companies), (iv) certain financial institutions whose business is related to financial business as prescribed by the Ordinance of the Prime Minister, and (v) certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Presidential Decree of the Financial Holding Companies Act (e.g. finance-related research company, finance-related information technology company, etc.). Acquisition by the direct subsidiaries of such indirect subsidiaries requires a prior permission from the Financial Services Commission or a report to be submitted to the Financial Services Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

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

As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group and Shinhan Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, from 2016 through 2022. According to the instructions of the Financial Services Commission, domestic systemically important banks, including Shinhan Bank, have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Since March 2016, the Financial Services Commission has maintained countercyclical capital buffer requirements at 0%. The Detailed Regulation on the Supervision of the Banking Business was also amended on June 30, 2018 to add “concentration of risk in the retail sector” as an additional criterion when the Financial Supervisory Service evaluates the risk management systems of Korean banks.

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

In April 2020, in response to the COVID-19 pandemic, the Financial Services Commission temporarily lowered the liquidity coverage ratio requirement from 100% to 85%. The Financial Services Commission subsequently decided to gradually restore this ratio on a quarterly basis from the third quarter of 2022, to a ratio of 90% in the third quarter of 2022, 92.5% in the fourth quarter of 2022, 95% in the first quarter of 2023, 97.5% in the second quarter of 2023 and 100% from the third quarter of 2023. However, in October 2022, the Financial Services Commission decided to apply the 92.5% ratio until the end of June 2023 in response to the increasing volatility and uncertainty in the short-term money market, as determined through a financial market inspection meeting.

The Monetary Policy Committee of the Bank of Korea is authorized to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is 7.0% of average balances for Won-denominated demand deposits outstanding, 0.0% of average balances for Won-denominated employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding (with respect to employee-related deposits and household long-term savings deposits, only if such deposits were made prior to February 28, 2013) and 2.0% of average balances for Won-denominated time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding. For foreign currency deposit liabilities, a 2.0% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer, and savings deposits with a maturity of six months or longer and a 7.0% minimum reserve ratio is applied to other deposits, while a 1.0% minimum reserve ratio is applied for offshore accounts, immigrant accounts and resident accounts opened by financial institutions (excluding bank holding companies) and The Export-Import Bank of Korea as well as foreign currency certificates of deposit held by account holders of such offshore accounts, immigrant accounts and resident accounts opened by financial institutions (excluding bank holding companies) and The Export-Import Bank of Korea.

Loan-to-Deposit Ratio

In December 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The Regulation on the Supervision of the Banking Business, which was amended as of August 19, 2010 and December 26, 2014 and took effect on January 1, 2014 and January 1, 2015, respectively, requires banks with Won-denominated loans of not less than ~~W~~2 trillion in value as of the last month of the immediately preceding quarter to maintain a ratio of Won-denominated loans (excluding certain types of loans using funds borrowed from Korea Development Bank or the Government or loans made under certain operational rules of Korea Federation of Banks) to Won-denominated deposits (excluding certificates of deposit) and the balance of the covered bonds under the Act on Issuance of Covered Bonds, the maturity of which is not less than five years

(only in case when such financing from the issuance of covered bonds is used in Won currency and up to 1% of Won-denominated deposits) of no more than 100%. Since January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. In response to the COVID-19 pandemic, on April 20, 2020, the Financial Services Commission announced a series of measures to temporarily ease the regulations on loan-to-deposit ratio. In particular, the loan-to-deposit ratio maximum of 100% was temporarily increased to 105% and weighing of corporate loans to SOHOs extended since January 1, 2020 to December 2021 also became subject to a multiple of 85% provided such loans are not real estate related. On March 30, 2022, the Financial Services Commission announced plans to cease the temporary easement of regulations relating to the loan-to-deposit ratio as of June 30, 2022 and to gradually normalize the loan-to-deposit ratio back down to 100% beginning July 1, 2022. On October 27, 2022, the Financial Services Commission further announced measures to temporarily ease the loan-to-deposit ratio requirement from 100% to 105% in consideration of the increasing demand for corporate loans due to the contraction of the corporate bond market. This temporary increase will apply through April 2023, subject to further extension depending on the market conditions at the time of expiration of such measures. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2022 was 94.59%, based on monthly average balances.

Financial Exposure to Any Single Customer and Major Shareholders

Under the Banking Act, the sum of material credit exposures by a bank, namely, the total sum of its credits to single individuals, legal entities or persons sharing credit risk with such individuals or legal entities such as companies belonging to the same enterprise groups as defined under the Monopoly Regulation and Fair Trade Act that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions), must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions), subject to certain exceptions. Subject to certain exceptions, no bank is permitted to extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and such other transactions which directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to an individual or a legal entity, and no bank may grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to individuals, legal entities and companies that belong to the same enterprise group as defined in the Monopoly Regulation and Fair Trade Act.

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

•

as to any new loans secured by houses (including apartments) located in “speculative areas”, “overheated speculative areas” or “adjustment targeted areas”, in each case, as designated by the Government, the loan-to-value ratio should not exceed 50%, except that such maximum loan-to-value ratio is (x) 70% for low-income households that (i) have a combined (in case of married couple) annual income of no more than ~~W~~90 million , (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at ~~W~~900 million or less (~~W~~800 million or less in the case of houses located in “adjustment targeted areas”) and (y) 80% for first-time homebuyers with a maximum residential mortgage loan amount of ~~W~~600 million or less;

•

as to any new loans secured by houses (including apartments) located nationwide to be extended to a household that already owns one or more houses, the maximum loan-to-value ratio must be adjusted to 10% lower than the applicable loan-to-value ratio described above;

•

as to any new loans secured by houses (including apartments) located in “speculative areas”, “overheated speculative areas” or “adjustment targeted areas”, in each case as designated by the Government, to be extended to a household that already owns one or more houses, the loan to value ratio should not exceed 30% subject to certain exceptions under the applicable regulations;

•

as to any new loans secured by houses (including apartments) located in “speculative areas”, “overheated speculative areas” or “adjustment targeted areas”, in each case, as designated by the Government, the borrower’s debt-to-income ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and existing mortgage and home equity loans and (y) the interest on other debts of the borrower over (2) the borrower’s annual income) should not exceed 40% (50% for those that are located in “adjustment targeted areas”), except that such maximum debt-to-income ratio is 60% for (a) low-income households that (i) have a combined (in case of married couple) annual income of less than ~~W~~90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at ~~W~~900 million or less (~~W~~800 million or less in case of houses located in “adjustment targeted areas”) and (b) first-time homebuyers;

•

as to any new loans secured by apartments to be extended to a household that already owns one or more houses but wishes to purchase additional houses located in an unregulated Seoul metropolitan area, the maximum debt-to-income ratio must be adjusted to 10% lower than the applicable debt-to-income ratio described above; and

•

as to any new loans extended to a household that already has an aggregate loan amount exceeding ~~W~~100 million (including the loan application amount and the revolving amount in case of a revolving loan), such household’s debt-service-ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities divided by (2) the household’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

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

Restrictions on Bank Ownership

Under the Banking Act, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Banking Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies — namely, (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group; (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than ~~W~~2 trillion; (3) any mutual fund in which the same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding; (4) a private equity fund (under the Financial Investment Services and Capital Markets Act) where (i) the general partner of such private equity fund, (ii) the limited partner whose equity holding ratio in such private equity fund is 10% or more, or (iii) the limited partners, being member companies of a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulation and Fair Trade Act, whose aggregate equity holding ratio in such private equity fund is 30% or more falls under either of item (1) to (3) above; or (5) a special purpose company of a private equity fund where a private equity fund, as described in item (4) above, owns 4% or more of the special purpose company’s issued and outstanding shares or has actual control over the major business affairs of the special purpose company through, for example, appointment and dismissal of the officers – may not acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of:

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

Capital Adequacy

The Specialized Credit Financial Business Act provides for a minimum paid-in capital amount of: (i) ~~W~~20 billion in the case of a specialized credit financial business company which wishes to engage in no more than two kinds of core businesses (i.e., credit card, installment finance, leasing and new technology business) and (ii) ~~W~~40 billion in the case of an specialized credit financial business company, which wishes to engage in three or more kinds of core businesses.

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

In addition to the minimum capital requirement, an insurance company is required to maintain a Solvency Margin Ratio of 100% or more. “Solvency Margin Ratio” is the ratio of the Solvency Margin to the Standard

Amount of the Solvency Margin. Solvency Margin is the aggregate amount of net assets and amounts that are liabilities in the balance sheet but are usable to cover loss risk (e.g., the amount of subordinated liabilities), less the amount that the Governor of the Financial Supervisory Service deems unusable to compensate for losses incurred by unexpected risks of an insurance company, among assets or capital in the balance sheet, such as stock discounts and treasury stocks. The Standard Amount of Solvency Margin for life insurance companies is defined under the regulation of the Financial Services Commission.

On January 1, 2023, the Financial Supervisory Service introduced the K-ICS, a new regulatory solvency regime for insurance companies, based on the International Capital Standard developed by the International Association of Insurance Supervisors, which is similar in substance to the Solvency II Directive of the European Union. Under the K-ICS, at the time of computation of the Solvency Margin, insurance contract liabilities are expected to be measured based on market value, rather than book value, and at the time of computation of the Standard Amount of the Solvency Margin, risks associated with termination, business expenses, longevity, catastrophes and asset concentration risks are added, which would require a number of insurance companies in Korea with a large portfolio of high guaranteed rate of return products to obtain additional capital to meet their capital adequacy requirements. However, the Financial Supervisory Service has allowed for deduction from available capital on a gradual basis and for gradual recognition of risks in relation to required capital for up to 10 years. Even if the Solvency Margin Ratio under the K-ICS is less than 100%, corrective measures will be withheld in case the Solvency Margin Ratio under the prior risk-based capital regime exceeds 100% for up to five years, to ease the burden on insurance companies.

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

The policy reserve amount consists of the following: (i) insurance contract liabilities (the sum of (a) the amount reserved by applying current estimates of future cash flow in order to pay the insurance proceeds, etc. for which an event of payment under the insurance policy has occurred as of the end of each fiscal year and (b) the amount reserved by applying current estimates of future cash flow in order to pay the insurance proceeds, etc. in the future although an event of payment under the insurance policy has not occurred as of the end of each fiscal year), (ii) investment contract liabilities (amounts reserved by insurance companies for the payment of insurance proceeds, etc. in the future for insurance contracts classified as investment contracts among insurance contracts) and (iii) amounts reserved by applying current estimates on future cash flows in the manner prescribed by the Financial Services Commission.

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

In addition, insurance companies are not allowed to exceed 50% of its Total Assets with respect to holding foreign currency under the Foreign Exchange Transaction Act or owning offshore real estate.

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

Financial Holding Company

In addition to the direct regulation of Shinhan Bank’s U.S. branch by the Department and the Federal Reserve Board, because we operate a U.S. branch and have a subsidiary bank in the U.S., our nonbanking activities in the United States are subject to regulation by the Federal Reserve Board pursuant to the International Banking Act of 1978, the Bank Holding Company Act of 1956 (the “BHC Act”), and other laws. We have elected to be a “financial holding company” under the BHC Act. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain our financial holding company status and engage in activities permissible for a financial holding company, (i) we and our U.S. subsidiary bank located in New York are required to be “well capitalized” and “well managed,” (ii) our U.S. branch is required to meet certain examination ratings, and (iii) our subsidiary bank in New York is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1977 (the “CRA”).

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

In addition, as an FBO with more than $250 billion in total global consolidated assets that does not otherwise meet certain category thresholds identified in the EPS Tailoring Rule, we are currently required to submit periodically to the Federal Reserve Board and FDIC a resolution plan for the orderly resolution of our U.S. operations under the U.S. Bankruptcy Code or other applicable insolvency laws in a rapid and orderly fashion in the event of future material financial distress or failure. If the Federal Reserve Board and the FDIC jointly determine that the resolution plan is not credible and the deficiencies are not cured in a timely manner, they may jointly impose more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations. If we were to fail to address the deficiencies in the resolution plan when required, we could eventually be required to divest certain assets or operations.

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

In July 2019, U.S. federal regulatory agencies adopted amendments to the Volcker Rule regulations to implement the Volcker Rule amendments included in the Reform Act, and also in 2019 such U.S. federal regulatory agencies adopted certain targeted amendments to the Volcker Rule regulations to simplify and tailor certain compliance requirements relating to the Volcker Rule. In June 2020, U.S. federal regulatory agencies adopted additional revisions to the Volcker Rule’s restrictions on banking entities sponsoring and investing in certain covered hedge funds and private equity funds, including by adopting new exemptions allowing banking entities to sponsor and invest without limit in credit funds, venture capital funds, customer facilitation funds and family wealth management vehicles (the “Covered Fund Amendments”). The Covered Fund Amendments also loosen certain other restrictions on extraterritorial fund activities and direct parallel or co-investments made alongside covered funds. The Covered Fund Amendments therefore should expand the ability of banking entities to invest in and sponsor private funds. The ultimate consequences of the Reform Act on the Fund and its activities remain uncertain, and it remains unclear whether any particular other legislative or regulatory proposals will be enacted or adopted.

Shinhan Bank America

Shinhan Bank America, a state chartered bank that is located in New York and is not a member of the Federal Reserve Board, is subject to extensive regulation and examination by the Department, as its chartering authority, and by the FDIC, as the insurer of its deposits and as its primary federal banking regulator. The federal and state laws and regulations which are applicable to banks regulate, among other things, the activities in which they may engage and the locations at which they may engage in them, their investments, their reserves against deposits, the timing of the availability of deposited funds and transactions with affiliates. Shinhan Bank America must file reports with the Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions, such as establishing branches and mergers with, or acquisitions of, other depository institutions. The Department and the FDIC periodically examine the bank to test Shinhan Bank America’s safety and soundness and its compliance with various regulatory requirements. This comprehensive regulatory and supervisory framework restricts the activities in which a bank can engage and is intended primarily for the protection of the FDIC insurance fund and the bank’s depositors. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities and examination policies, which include setting policies with respect to the classification of assets and the establishment of adequate loan loss reserves. Any change in such regulations, whether by the Department, the FDIC or as a result of the enactment of legislation, could have a material adverse impact on Shinhan Bank America and its operations.

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

As of December 31, 2022, Shinhan Bank America exceeded all of the capital ratio standards for a well-capitalized bank with a Tier I leverage ratio of 11.32%, a common equity Tier I risk-based capital ratio of 16.13%, a Tier I risk-based capital ratio of 16.13% and a total risk-based capital ratio of 16.99%.

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

Activities and Investments of FDIC-Insured State-Chartered Banks. The activities and equity investments of FDIC-insured, state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank may, among other things, (i) acquire or retain a majority interest in a subsidiary that is engaged in activities that are permissible for the bank itself to engage in, (ii) invest as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets, and (iii) acquire up to 10% of the voting stock of a company that solely provides or reinsures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions. In addition, an FDIC-insured state-chartered bank may not directly, or indirectly through a subsidiary, engage as “principal” in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no significant risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements.

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

During the 2008-2009 financial crisis, there were many failures and near-failures among financial institutions. The FDIC insurance fund reserve ratio, representing the ratio of the fund to the level of insured deposits, declined due to losses caused by bank failures and the FDIC then increased its deposit insurance premiums on remaining institutions in order to replenish the insurance fund. The Dodd-Frank Act requires the FDIC to maintain the ratio of the FDIC insurance fund to estimated total insured deposits (“Reserve Ratio”) at 1.35%. If bank failures in the future are more costly than the FDIC currently anticipates, then the FDIC may be required to continue to impose higher insurance premiums. Any such increase would increase our non-interest expense. Thus, despite the prudent steps Shinhan Bank America may take to avoid the mistakes made by other banks, its costs of operations may increase as a result of those mistakes by others.

Extraordinary growth in insured deposits during the first and second quarters of 2020 caused the Reserve Ratio to decline below the statutory minimum of 1.35%, resulting in the FDIC establishing a restoration plan on September 15, 2020 which contemplates the Reserve Ratio returning to 1.35% within 8 years. In October 2022, the FDIC adopted a final rule, applicable to all insured depository institutions, to increase the initial base deposit insurance assessment rates uniformly by 2%, beginning in the first quarterly assessment period of 2023. The rate increase is intended to increase the likelihood that the Reserve Ratio reaches the statutory minimum of 1.35% by September 30, 2028. The new assessment rates will remain in effect unless and until the Reserve Ratio meets or exceeds the FIDC’s long-term goal of a 2% Reserve Ratio. Progressively lower assessment rate schedules will take effect when the Reserve Ratio reaches 2%, and again when it reaches 2.5%.

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

Brokered Deposits. Under federal law and applicable regulations, (i) a well-capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. In January 2021, the FDIC adopted rules on aspects of FDIC’s brokered deposit and interest rate regulations. The impact of these rules on Shinhan Bank America’s operations in the future is uncertain. Shinhan Bank America had an aggregate amount of US$10 million of brokered deposits outstanding as of December 31, 2022.

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

In May 2022, the FDIC and other federal regulatory agencies proposed comprehensive amendments to the CRA regulatory framework. Among other things, the proposed amendments are intended to reflect changes in the banking industry, including the expanded role of mobile and online bank and to tailor performance standards to account for differences in bank size, business models and local conditions. It remains unclear whether the FDIC or other regulatory agencies will adopt final rules amending the CRA. If such rules were to be adopted, we cannot predict at this time the extent to which the scope of such final rules would resemble the proposed rules or the CRA regulations that are currently in effect. It also remains unclear whether any other particular legislative or regulatory proposals will be enacted or adopted concerning CRA requirements applicable to us. To the extent any such final amendments to CRA requirements applicable to us are adopted, such regulatory developments may impact the ability of Shinhan Bank America to achieve “satisfactory” CRA performance ratings.

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

Standards for Safety and Soundness. FDIC regulations require that Shinhan Bank America adopt procedures and systems designed to foster safe and sound operations in the areas of internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings and compensation, fees and benefits. Among other things, these regulations prohibit compensation and benefits and arrangements that are excessive or that could lead to a material financial loss. If Shinhan Bank America fails to meet any of these standards, it will be required to submit to the FDIC a plan specifying the steps that will be taken to cure the deficiency. If it fails to submit an acceptable plan or fails to implement the plan, the FDIC will require it to correct the deficiency and until corrected, may impose restrictions on it.

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

U.S. Regulation of Other U.S. Operations

In the United States, Shinhan Securities America Inc., our U.S.-registered broker-dealer subsidiary, is subject to regulations that cover all aspects of the securities business, including, sales methods, trade practices among broker-dealers, use and safekeeping of clients’ funds and securities, capital structure; record-keeping, the financing of clients’ purchases, and the conduct of directors, officers and employees.

Shinhan Securities America Inc. is regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (“FINRA”). Our

U.S. subsidiaries are also regulated by some or all of the NYSE, the Municipal Securities Rulemaking Board, the U.S. Department of the Treasury, the Federal Reserve Board and the Commodities Futures Trading Commission. In addition, the U.S. states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

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

Many of the provisions of the Dodd-Frank Act discussed above will affect the operation of Shinhan Securities America, as well as our U.S. banking operations. Again, the impact of this statute on our operations will depend on the final regulations ultimately adopted by various agencies and oversight boards in coming years.

Shinhan Bank America may be impacted by provisions of the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, or other legislation or regulations adopted in response to the COVID-19 pandemic, which may contain certain temporary regulatory forbearance measures applicable during the COVID-19 pandemic.

ITEM 4.C.	Organizational Structure

We currently have 16 direct and 35 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

1)	We and our subsidiaries currently own 96.74% in the aggregate.
2)	We and our subsidiaries currently own 34.6% in the aggregate.
3)	We and our subsidiaries currently own 18.9% in the aggregate.
4)	We and our subsidiaries currently own 14.21% in the aggregate.
5)	SBJ BANK own 100% in the aggregate.

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Bank (Cambodia) PLC (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	PT Bank Shinhan Indonesia (incorporated in Indonesia);

•	Banco Shinhan de Mexico (incorporated in Mexico);

•	LLP MFO Shinhan Finance (incorporated in Kazakhstan);

•	PT Shinhan Indo Finance (incorporated in Indonesia);

•	Shinhan Microfinance Co., Ltd. (incorporated in Myanmar);

•	Shinhan Vietnam Finance Company Ltd. (incorporated in Vietnam);

•	Shinhan Investment America Inc. (incorporated in the United States);

•	Shinhan Investment Asia Ltd. (incorporated in Hong Kong);

•	Shinhan Securities Vietnam Co., Ltd. (incorporated in Vietnam);

•	PT Shinhan Sekuritas Indonesia (incorporated in Indonesia);

•	Shinhan Asset Management Indonesia (incorporated in Indonesia);

•	Shinhan Asset Management (Hong Kong) Limited (incorporated in Hong Kong);

•	Shinhan DS Vietnam Co. Limited (incorporated in Vietnam); and

•	SBJ DNX (incorporated in Japan).

ITEM 4.D.	Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513	59,519	5,418
Shinhan Card headquarters	100, Eulji-ro, Jung-gu, Seoul, Korea 04551	65,774	4,634
Shinhan Centennial Building	29, Namdaemun-ro 10-gil, Jung-gu, Seoul, Korea 04540	19,697	1,389

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Shinhan Bank Gwanggyo Branch	54, Cheonggyecheon-ro, Jung-gu, Seoul, Korea 04540	16,727	6,783
Shinhan Myongdong Branch	43, Myeongdong-gil, Jung-gu, Seoul, Korea 04534	8,936	1,017
Shinhan Youngdungpo Branch	27, Yeongjung-ro, Yeoungdeungpo-gu, Seoul, Korea 07301	6,171	1,983
Shinhan Back Office Support Center	1311, Jungang-ro, Ilsandong-gu, Goyang-si, Gyeonggi-do, Korea 10401	25,238	5,856
Shinhan Bank Back Office and Call Center	251, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06225	40,806	7,964
Shinhan Bank Back Office and Storage Center	1221, 1sunwhan-ro, Sangdang-gu, Cheongju-Si, Chungcheongbuk-do, Korea 28777	6,019	5,376
Shinhan Card Yoksam-Dong Building	176, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06248	7,348	1,185
Shinhan Data Center	67, Digital Valley-ro, Suji-gu, Yongin-si, Gyeonggi-do, Korea 16878	45,277	9,114

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2022, Shinhan Bank had a countrywide network of 721 branches. Approximately 20% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. Lease terms are generally between two to three years and generally do not exceed five years. As of December 31, 2022, Jeju Bank had 31 branches of which we own 12 of the buildings in which the facilities are located, representing 38.7% of its total branches. Lease terms are generally between one to two years and seldom exceed five years.

As of December 31, 2022, Shinhan Card had 29 branches, including its headquarters, all but three of which were leased. Lease terms are generally between one to two years. As of December 31, 2022, Shinhan Securities had a nationwide network of 80 branches of which we own five of the buildings. As of December 31, 2022, Shinhan Life Insurance had 218 branches, which we lease for a term of generally one to two years.

The net book value of all the properties owned by us on December 31, 2022 was ~~W~~2,803 billion. We do not own any material properties outside of Korea.

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

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are the second largest financial services provider in Korea (as measured by consolidated total assets as of December 31, 2022) and operate the second largest banking business (as measured by consolidated total bank assets as of December 31, 2022) and the largest credit card business (as measured by total credit purchase volume in 2022) in Korea.

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

In 2022, the average volume of retail loans increased by 4.0% from 2021, primarily as a result of an increase in home mortgage loans. In 2022, the average volume of corporate loans increased by 12.1% from 2021, primarily as a result of the policies to support small- and medium-sized enterprises amidst the prolonged COVID-19 pandemic as discussed above.

From 2020 to 2021, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased primarily due to a decrease in the weighted average base interest from 0.71% in 2020 to 0.61% in 2021 resulting from decreases in the base interest rate set by the Bank of Korea. The average balance increased for both interest-earning assets and interest-bearing liabilities. Shinhan Bank’s net interest income increased by 11.5% from ~~W~~5,928 billion in 2020 to ~~W~~6,611 billion in 2021. Net interest income after provision for loan losses amounted to ~~W~~5,284 billion and ~~W~~6,265 billion in 2020 and 2021, respectively. Shinhan Bank’s operating income increased by 23.1% from ~~W~~2,914 billion in 2020 to ~~W~~3,587 billion in 2021.

From 2021 to 2022, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities increased primarily as a result of the continuous rise in benchmark interest rates set by the Bank of Korea during 2022. The average balance increased for both interest-earning assets and interest-bearing liabilities. Shinhan Bank’s net interest income increased by 24.1% from ~~W~~6,611 billion in 2021 to ~~W~~8,205 billion in 2022. Net interest income after provision for loan losses amounted to ~~W~~6,265 billion and ~~W~~7,626 billion in 2021 and 2022, respectively. Shinhan Bank’s operating income increased by 16.1% from ~~W~~3,587 billion in 2021 to ~~W~~4,163 billion in 2022.

As for Shinhan Card, its operating revenue is largely dependent on transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general Korean economy, such as general consumer spending patterns in Korea. Shinhan Card’s operating revenues increased by 6.6% from ~~W~~4,091 billion in 2020 to ~~W~~4,360 billion in 2021, largely due to an increase in gains on hedging items as well as a decrease in losses on hedging items resulting from the change in foreign currency exchange rates. In addition, fees and commission income increased by 9.4% from ~~W~~1,479 billion in 2020 to ~~W~~1,618 billion in 2021, primarily as a result of an increase in fees and commission income from lease operations and, to a lesser extent, an increase in fees income on credit cards, which was offset in part by a decrease in fees expense on credit cards. Shinhan Card’s operating revenues increased by 9.2% from ~~W~~4,360 billion in 2021 to ~~W~~4,760 billion in 2022, largely due to an increase in the average balance of operating leased assets resulting from the expansion of operating assets. In addition, fees and commission income increased by 8.7% from ~~W~~1,618 billion in 2021 to ~~W~~1,758 billion in 2022, primarily as a result of an increase in the average balance of operating leased assets resulting from the expansion of operating assets.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2022 and our current outlook for 2023 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2023.

Trends in the Korean Economy

The global economy experienced a slowdown in growth in 2022, and despite some indications that energy supply and demand is stabilizing and the pace of inflation is slowing down in certain countries, concerns of prolonged global downturn remain. We expect continued volatility in the international financial market, as the U.S. Federal Reserve Board’s target interest rate is expected to be higher than originally estimated after the announcement of the unemployment rate and price indicators in the U.S. that exceeded market expectations. Rapidly shifting U.S. dollar exchange rate and long-term market interest rates are also contributing to increasing volatility in the market. Major factors that are expected to affect the global economy and international financial markets include rate of global inflation, changes in monetary policy in major economies, relative strength of the U.S. dollar, the recovery of the Chinese economy, and other geopolitical risks. In addition, the recent collapse of major financial institutions such as Silicon Valley Bank and Credit Suisse has caused rising preference for safer assets and has increased skepticism about the viability of additional interest rates increases by the U.S. Federal Reserve Board.

The Korean economy’s growth has slowed down in 2022, more so in comparison to some other major countries. This was largely due to slowdown in the IT sector leading to a decline in exports, and the recovery of consumption has also been sluggish. While the employment rate has remained relatively stable, its recovery from the effects of COVID-19 has been rather slow. Global economic slowdown has been negatively affecting Korea’s exports, and domestic consumption is also expected to remain sluggish primarily to due rising inflation and interest rates. Interest rate fluctuations have been inflicting particularly negative impact on private consumption, capital expenditure and investment, leading to a decrease in asset prices. In response to these market changes, the Government has been adopting various stabilizing measures, many of which are deregulatory. The Government and the Bank of Korea also implemented emergency measures in response to the corporate debt liquidity issues that occurred in the second half of 2022 in the aftermath of a default in the bonds issued by Gangwon Jungdo Development Corp. In 2023, it is expected that the Korean economy will continue its sluggish growth trend due to the global economic slowdown and rising interest rates.

While the U.S. Federal Reserve Board’s quantitative tightening will continue to pressure the Government and Bank of Korea, domestic market conditions and concerns regarding exodus of foreign capital may make it difficult for the Bank of Korea to increase the base rates further in Korea. The Government is expected to prioritize price stability and to continue its tightening stance for a significant period of time, as the inflation rate is expected to remain higher than policy target levels and economic conditions remain uncertain. In February 2023, the Monetary Policy Committee of Korea announced that the base interest would remain at the current level of 3.50% after a series of raises since August 2021. Interest rate movements are uncertain and will depend, in part, on domestic and international economic conditions, employment rate, and price trends.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

Since the financial crisis in 2008, the asset size of Korean commercial banks has consistently grown year over year, including in 2022. Asset quality of commercial banks in Korea continued to improve, primarily as a result of Korean commercial banks’ risk management efforts and the Government-led financial support programs recently introduced in response to the COVID-19 pandemic such as loan rescheduling and principal and interest payment deferral programs. Corporate loans increased amidst such Government-led financial support programs and increases in Government expenditures and fiscal stimulus measures. Although household loans decreased as a result of the Government-led household loans management measures and increases in the base interest rate set by the Bank of Korea, net income for Korean commercial banks generally increased in 2022 compared to 2021, primarily due to relatively higher growth in corporate loan assets and improvement in net interest margin following interest rate increases.

In 2023, asset growth for commercial banks in Korea is expected to slow due to a variety of factors, including the Russia-Ukraine conflict and the subsequent economic slowdown and global inflation, volatility in the base interest rate and the continued strengthening of the Government’s policies to curb growth of household debt, including tightened regulation on mortgage as well as credit loans. In response to this market volatility and increased risk of defaults on loan payments, particularly by small- and medium-sized enterprises, Korean commercial banks have generally increased their loan loss provisions in 2022 compared to 2021. If such trend of increasing loan loss provisions continues, it may have adverse effects on Korean commercial banks’ asset quality and capacity to supply new loans. For further details, see “Item 3.D. Risk Factors — Risks Relating to Our Banking Business — We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.”

In addition, as the demand for consumer protection in investment products increases, the banks’ organization and key performance indicators are expected to be readjusted, and fees and commission income generally is expected to decrease. Competition between banks and fintech firms is expected to further intensify due to the accelerated transition to digital and contactless financial services. The resulting competition is expected to go beyond traditional price-based competition, requiring banks to focus on recruiting talented and innovative individuals and also on offering customized products and services based on big data analysis and integrating financial services with customers’ daily life patterns in order to attract high net-worth individuals and younger customers. The Government’s policies focusing on protection of consumers and encouraging inclusive financial policies are also expected to lead to further competition among banks for relevant businesses, such as businesses to support the middle class, socially disadvantaged classes, small businesses and startups. Environmental, social, and governance (ESG) issues, as well as the opportunities and risks associated with them, are becoming increasingly important to commercial banks. We believe that strengthening risk management capabilities will become increasingly important and have a more direct impact on the financial performance of commercial banks in Korea.

Credit Cards

In 2022, the prolonged impact of COVID-19 increased uncertainty in the Korean credit card industry, and a series of challenges contributed to the market’s volatility, including increased “untact” (non-face-to-face) consumption, uncertain economic forecasts, a complex regulatory environment, and growing competition with fintech companies. Although the scale and profitability of Korean credit card businesses have generally increased steadily in recent years, the potential for additional quantitative growth may be limited given the ratio of credit card payment has already reached approximately 80% of total retail consumption.

In 2023, credit card companies will need to manage emerging issues in traditional financial services business, which includes efficient financing and household debt risk management, as well as to effectively respond to increasingly stringent regulatory environments, which include lower maximum interests on loans, reduced merchant fees and tightened debt-to-service ratio regulations on financial products. The competition in credit lending is likely to further intensify with the rise of loan brokerage platforms, launch of refinancing platforms, and aggressive marketing by internet-only banks. Additionally, the role of digital platforms is expected to grow in importance as integrated financial services such as open banking and MyData have become prevalent, requiring credit card companies to develop customer-friendly digital platforms. As a result, credit card companies will need to enhance their core financial services business capabilities, while also evolving and innovating their digital business in order to satisfy the demanding needs of credit card customers.

Securities

In 2022, securities companies continued their efforts to diversify revenue sources other than traditional brokerage services, expanding into investment banking and sales and trading in an effort to reduce the impact of stock price fluctuations on the profitability of securities companies. Competition has particularly intensified as entry barriers into the securities industry is relatively low and there are a limited number of factors allowing companies to differentiate its services with other financial companies. Despite the introduction of new net capital ratio requirements in 2016, which regulate minimum equity capital requirements for each authorized business unit separately and were intended to loosen restrictions on businesses, management of traditional net capital ratios remains important as it directly affects credit rating. In addition, introducing leverage ratio regulations, for example, the application of the BIS capital adequacy ratio, is expected to give larger securities firms an advantage over their smaller competitors as larger securities firms will have larger capital buffers compared to small and medium-sized firms.

In 2023, securities companies are expected to face a difficult business environment as a result of the market uncertainty and fierce competition. Increasing volatilities in financial indices and interest rates are expected to weaken financial market sentiments, and competition with fintech companies and other securities companies is expected to intensify. The brokerage services industry is also implementing systematic changes in response to the Government’s strengthening financial consumer protection measures. Competition for expanding ICT infrastructure is expected to intensify further in order to develop future growth opportunities created by the increase in digital service users and tech-savvy young customers. As more securities companies enter the wealth management and corporate and investment banking markets, more companies are expected to combine and integrate their banking and financial investment services. Moreover, fintech companies such as KakaoPay and Toss have entered the online brokerage and asset management markets through the launch of KakaoPay Securities Corp. and Toss Securities, respectively, in February 2021, further intensifying competition within the segment. Accordingly, securities companies will need to diversify and strengthen their investment banking divisions in order to mitigate the rising volatility and consequent fluctuations in the brokerage market. Specifically, acquisition finance and structured finance have recently grown and have become a new focus for securities companies as a result of the Government’s policies to develop corporate finance industry.

Life Insurance

In 2022, the life insurance industry’s overall revenue continued to decline due to interest rate volatility, competition against tech companies who have been expanding into the life insurance market, slowing growth of the Korean economy, aging population and low birthrates.

In 2023, the life insurance industry’s overall profitability is expected to continue to decline as the factors mentioned above continue to persist, and it is expected that risk management and underwriting (risk takeover) capability will become an increasingly important factor in life insurance companies’ ability to strategically reduce business expenses. In addition, the demands for health insurance products and retirement pension insurance have increased steadily, and as a result it is expected that sales channels, products, and digital-based competitiveness will become more important in the future. As the line between financial and non-financial sectors become blurry and the life insurance market matures, we expect overall growth potential for the industry to be limited and the importance of developing differentiated products and services tailored to customers’ individualized needs and expanding digital-based customer services to become increasingly important. In addition, the K-ICS will require insurance companies to apply market price valuation to their assets and liabilities in calculating capital requirement ratios in line with the new IFRS 17 accounting standards, thereby posing further challenges which may result in increased volatility for life insurance companies in Korea. See “Item 3.D. Risk Factors — Risks Related to Our Other Businesses — Prolonged periods of declining or low interest rates or changes in related accounting standards may reduce or turn negative our investment margin on savings insurance products and result in an increase in the valuation of our liabilities associated with these products.”

Specialized Credit

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

Due, in part, to the variety of services being offered and the broad range of potential customers, specialized credit providers often find it relatively easy to develop new customer segments and provide niche offerings. In September 2015, the National Assembly of Korea passed an amendment to the Credit Finance Business Act, which, among other things, reduced entry barriers into the credit finance industry by lowering the minimum capital requirements for new entrants. Due to the relatively low barriers of entry, however, competition is intense and has further intensified as commercial banks have been offering automobile loan offerings as well as medium-interest loan products and peer-to-peer companies and lenders have been expanding their credit loan businesses as well. Although the size of the overall industry has increased primarily due to recent increases in automobile financing (installment, lease and auto loan) and investments in, and loans to, tech companies, overall profitability has declined in recent years and competition has been further intensifying.

Asset Management

In 2023, diversification of investment strategies is expected to continue due to increased difficulty in generating profits from traditional assets as a result of increased interest rate volatility and uncertainties in global markets. In particular, direct investment and demand for alternative investment opportunities, such as real estate and alternative assets, is expected grow as investors seek to offset increases in base interest rates with high-yield investment products. In addition, it is expected that interest in retirement pension-linked products will continue to grow, as will online sales. Such growth in alternative investments is expected to offer new opportunities; however, increasing market volatility due to governments’ monetary policies, prolonged impact of COVID-19 situation, stricter regulation on private equity activities and increased risk of class action suits from investors may pose additional risks.

The total amount of assets under management by Shinhan Asset Management, increased by 74.5% to ~~W~~101.4 trillion as of December 31, 2022 from ~~W~~58.1 trillion as of December 31, 2021. The total amount of fund assets under management increased by 75.1% to ~~W~~101.4 trillion as of December 31, 2022 from ~~W~~57.9 trillion as of December 31, 2021. The total amount of discretionary investment contracts increased by 95% to ~~W~~43.6 trillion as of December 31, 2022 from ~~W~~22.3 trillion as of December 31, 2021. Operating profit decreased by 34% to ~~W~~28.6 billion in 2022 from ~~W~~43.3 billion in 2021 and net profit decreased by 38.2% to ~~W~~19.9 billion in 2022 from ~~W~~32.2 billion in 2021 due primarily to due to the sluggish capital market.

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

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance- Based(4)	New COFIX Balance-Based(5)	COFIX New Borrowing-Based(6)
June 30, 2018	2.77	2.12	1.65	1.83	—	1.82
December 31, 2018	2.29	1.82	1.93	1.95	—	1.96
June 30, 2019	1.80	1.47	1.78	2.00	—	1.85
December 31, 2019	1.78	1.36	1.53	1.81	1.55	1.63
June 30, 2020	1.57	0.85	0.79	1.55	1.26	1.06
December 31, 2020	1.39	0.97	0.66	1.21	0.96	0.90
June 30, 2021	1.81	1.45	0.67	1.02	0.81	0.82
December 31, 2021	2.41	1.80	1.28	1.19	0.94	1.55
June 30, 2022	4.36	3.55	2.02	1.68	1.31	1.98
December 31, 2022	4.67	3.73	3.98	3.19	2.65	4.34

Source: Korea Financial Investment Association Bond Information Service

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.
(2)	Measured by the yield on three-year treasury bonds.
(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).
(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.
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

Average Balance Sheet and Volume and Rate Analysis

Average Balances and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2020					2021					2022
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate

	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks(2)	~~W~~	12,099	~~W~~	142	1.17%	~~W~~	10,476	~~W~~	87	0.83%	~~W~~	12,854	~~W~~	274	2.13%
Loans(3)
Retail loans		139,099		4,446	3.20		151,535		4,560	3.01		157,570		6,130	3.89
Corporate loans		174,937		5,272	3.01		192,743		5,331	2.77		216,119		7,989	3.70
Securities purchased with agreements to resell		3,751		35	0.94		3,685		31	0.85		3,669		72	1.96
Other corporate loans		171,186		5,237	3.06		189,058		5,300	2.80		212,450		7,917	3.73
Public and other loans		3,596		103	2.85		3,627		97	2.68		3,617		133	3.67
Loans to banks		5,597		76	1.35		6,019		46	0.76		6,097		155	2.54
Credit card loans		23,307		1,875	8.04		24,641		1,891	7.67		27,369		1,979	7.23

Total loans		346,536		11,772	3.40		378,565		11,925	3.15		410,772		16,386	3.99

Securities(4)		155,860		2,778	1.78		165,970		2,648	1.60		174,284		3,355	1.92
Other interest-earning assets		—		82	—		—		64	—		—		94	—

Total interest-earning assets	~~W~~	514,495	~~W~~	14,774	2.87%	~~W~~	555,011	~~W~~	14,724	2.65%	~~W~~	597,910	~~W~~	20,109	3.36%

Non-interest-earning assets
Cash and due from banks	~~W~~	14,574				~~W~~	17,291				~~W~~	18,362
Derivative assets		3,892					4,073					6,137
Property and equipment and intangible assets		9,537					9,488					9,736
Other non-interest-earning assets		36,016					39,693					44,235

Total non-interest-earning assets	~~W~~	64,019				~~W~~	70,545				~~W~~	78,470

Total assets	~~W~~	578,514	~~W~~	14,774		~~W~~	625,556	~~W~~	14,724		~~W~~	676,380	~~W~~	20,109

	For the Year Ended December 31,
	2020					2021					2022
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate

	(In billions of Won, except percentages)
Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	~~W~~	50,751	~~W~~	167	0.33%	~~W~~	65,907	~~W~~	209	0.32%	~~W~~	68,656	~~W~~	322	0.47%
Savings deposits		91,474		293	0.32		106,172		243	0.23		108,419		431	0.40
Time deposits		154,516		2,262	1.46		153,718		1,620	1.05		174,029		3,551	2.04
Other deposits		8,482		121	1.42		11,180		102	0.91		17,169		339	1.97

Total interest-bearing deposits		305,223		2,843	0.93		336,977		2,174	0.65		368,273		4,643	1.26

Financial liabilities designated at FVTPL		—		—	—		—		—	—		30		1	4.34
Borrowings
Securities sold with agreements to repurchases		10,032		71	0.71		10,905		62	0.57		10,876		208	1.91
Other borrowings		28,288		356	1.26		31,018		269	0.87		39,270		731	1.86
Total interest-bearing borrowings		38,320		427	1.11		41,923		331	0.79		50,146		939	1.87
Debt securities issued		74,435		1,554	2.09		77,137		1,390	1.80		80,637		1,901	2.36
Other interest-bearing liabilities		4,207		67	1.60		5,805		60	1.04		6,373		161	2.53

Total interest-bearing liabilities	~~W~~	422,185	~~W~~	4,891	1.16%	~~W~~	461,842	~~W~~	3,955	0.86%	~~W~~	505,459	~~W~~	7,645	1.51%

Non-interest-bearing liabilities
Non-interest-bearing deposits	~~W~~	3,908				~~W~~	4,818				~~W~~	5,390
Derivatives liabilities		3,527					3,512					6,967
Insurance liabilities		52,682					53,847					54,567
Other non-interest-bearing liabilities		52,225					53,245					53,511

Total non-interest-bearing liabilities	~~W~~	112,342				~~W~~	115,422				~~W~~	120,435

Total liabilities	~~W~~	534,527	~~W~~	4,891		~~W~~	577,264	~~W~~	3,955		~~W~~	625,894	~~W~~	7,645

Total equity attributable to equity holder of the Group		41,914					46,040					48,127
Non-controlling interests		2,073					2,252					2,359

Total liabilities and equity	~~W~~	578,514	~~W~~	4,891		~~W~~	625,556	~~W~~	3,955		~~W~~	676,380	~~W~~	7,645

Net interest spread(5)					1.71%					1.79%					1.85%
Net interest margin(6)					1.92%					1.94%					2.08%
Average asset liability ratio(7)					121.86%					120.17%					118.29%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Due from banks as of December 31, 2020, 2021 and 2022, consists of due from banks at amortized cost and due from banks at fair value through profit or loss.
(3)

Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current. Loans as of December 31, 2020, 2021 and 2022, consist of loans at amortized cost and loans at fair value through profit or loss.

(4)

Average balance and yield on securities are based on book value. Securities as of December 31, 2020, 2021 and 2022, consist of securities at fair value through profit or loss, securities at fair value through other comprehensive income and securities at amortized cost.

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

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2022 compared to 2021 and (ii) 2021 compared to 2020. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2021 to 2022 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	24	~~W~~	163	~~W~~	187
Loans:
Retail loans		188		1,382		1,570
Corporate loans		704		1,954		2,658
Public and other loans		—		36		36
Loans to banks		1		108		109
Credit card loans		201		(113)		88

Total loans		1,094		3,367		4,461

Securities		138		569		707
Other interest-earning assets		—		30		30

Total interest income	~~W~~	1,256	~~W~~	4,129	~~W~~	5,385

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	9	~~W~~	104	~~W~~	113
Savings deposits		5		183		188
Time deposits		239		1,692		1,931
Other deposits		74		163		237

Total interest-bearing deposits		327		2,142		2,469

Financial liabilities designated at FVTPL		1		—		1
Borrowings		76		532		608
Debt securities issued		66		445		511
Other interest-bearing liabilities		6		95		101

Total interest expense		476		3,214		3,690

Net increase (decrease) in net interest income	~~W~~	780	~~W~~	915	~~W~~	1,695

	From 2020 to 2021 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	(17)	~~W~~	(38)	~~W~~	(55)
Loans:
Retail loans		383		(269)		114
Corporate loans		512		(453)		59
Public and other loans		1		(7)		(6)
Loans to banks		5		(35)		(30)
Credit card loans		105		(89)		16

Total loans		1,006		(853)		153

Securities		173		(303)		(130)
Other interest-earning assets		—		(18)		(18)

Total interest income	~~W~~	1,162	~~W~~	(1,212)	~~W~~	(50)

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	48	~~W~~	(6)	~~W~~	42
Savings deposits		42		(92)		(50)
Time deposits		(12)		(630)		(642)
Other deposits		32		(51)		(19)

Total interest-bearing deposits		110		(779)		(669)

Borrowings		37		(133)		(96)
Debt securities issued		55		(219)		(164)
Other interest-bearing liabilities		9		(16)		(7)

Total interest expense	~~W~~	211	~~W~~	(1,147)	~~W~~	(936)

Net increase (decrease) in net interest income	~~W~~	951	~~W~~	(65)	~~W~~	886

Profitability Ratios and Other Data

	Year Ended December 31,
	2020	2021	2022

	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	0.60%	0.66%	0.70%
Average total Group stockholders’ equity(1)	7.95	8.52	9.83
Dividend payout ratio(2)	25.42	28.28	26.4
Net interest spread(3)	1.71	1.80	1.85
Net interest margin(4)	1.92	1.94	2.08
Efficiency ratio(5)	89.33	86.77	88.49
Cost-to-income ratio(6)	45.20	45.25	45.53
Cost-to-average assets ratio(1)(7)	6.88	5.85	7.22
Equity to average asset ratio(1)(8)	7.60	7.72	7.12

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
(5)

Represents the ratio of non-interest expense to the sum of net interest income and non-interest income. Efficiency ratio is used as a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2020		2021		2022

	(In billions of Won, except percentages)
Non-interest expense (A)	~~W~~	39,788	~~W~~	36,606	~~W~~	48,805

Divided by
The sum of net interest income and non-interest income (B)		44,542		42,189		55,155
Net interest income		9,883		10,769		12,464
Non-interest income		34,659		31,420		42,691
Efficiency ratio ((A) as a percentage of (B))		89.33%		86.77%		88.49%

(6)	Represents the ratio of general and administrative expenses to the operating income before general and administrative expenses and provision for credit loss allowance.
(7)	Represents the ratio of non-interest expense to average total assets.
(8)	Represents the ratio of average stockholders’ equity to average total assets.

Results of Operations

2022 Compared to 2021

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2021		2022		% Change

	(In billions of Won, except percentages)
Net interest income	~~W~~	10,769	~~W~~	12,464	15.7%
Net fees and commission income		2,675		2,526	(5.6)
Net other operating income (expense)		(7,492)		(9,102)	21.5

Operating income	~~W~~	5,952	~~W~~	5,888	(1.1)%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2021		2022		% Change

	(In billions of Won, except percentages)
Interest income:
Cash and deposits at amortized cost	~~W~~	86	~~W~~	273	217.4%
Deposits at fair value through profit or loss		1		1	—
Securities at fair value through profit or loss		660		871	32.0
Securities at fair value through other comprehensive income		896		1,209	34.9
Securities at amortized cost		1,092		1,275	16.8
Loans at amortized cost		11,890		16,317	37.2
Loans at fair value through profit or loss		35		69	97.1
Others		64		94	46.9

Total interest income	~~W~~	14,724	~~W~~	20,109	36.6%

Interest expense:
Deposits	~~W~~	2,174	~~W~~	4,643	113.6%
Financial liabilities designated at FVTPL		—		1	N/M
Borrowings		331		939	183.7
Debt securities issued		1,390		1,901	36.8
Others		60		161	168.3

Total interest expense	~~W~~	3,955	~~W~~	7,645	93.3%

Net interest income	~~W~~	10,769	~~W~~	12,464	15.7%

Net interest margin(1)		1.94%		2.08%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balances and Related Interest.”

Interest income. Interest income increased by 36.6% to ~~W~~20,109 billion in 2022 from ~~W~~14,724 billion in 2021, due primarily to a 37.2% increase in interest income on loans at amortized cost to ~~W~~16,317 billion in 2022 from ~~W~~11,890 billion in 2021, largely as a result of an increase in the weighted average base interest rate to 2.03% in 2022 from 0.61% in 2021 resulting from increases in the base interest rate set by the Bank of Korea, as well as an increase in the average balance of loans. The average lending rate on loans increased to 3.99% in 2022 from 3.15% in 2021, principally due to an increase in average lending rates for retail loans resulting from the higher average market interest rate for 2022 compared to 2021 as discussed above. The average balance of loans at amortized cost increased by 8.5% to ~~W~~410,772 billion in 2022 from ~~W~~378,565 billion in 2021, principally due to increases in the average balances of retail loans and corporate loans as further described below.

More specifically, the increase in interest income was due to the following:

•

a 34.4% increase in interest on retail loans to ~~W~~6,130 billion in 2022 from ~~W~~4,560 billion in 2021, primarily due to an increase in the average lending rate for retail loans to 3.89% in 2022 from 3.01% in 2021 as well as a 4.0% increase in the average balance of retail loans to ~~W~~157,570 billion in 2022 from ~~W~~151,535 billion in 2021. The average lending rate for retail loans increased primarily as a result of the general increase in market interest rates largely driven by increases in the base interest rate set by the Bank of Korea in 2022 as discussed above. The base interest rate set by the Bank of Korea affects the market interest rate for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of the our retail loans. The average balance of retail loans increased primarily as a result of new loans placed during 2022 despite the growth rates of new loans declining in the second half of the year as compared to the same period of the previous year.

•

a 49.9% increase in interest on corporate loans to ~~W~~7,989 billion in 2022 from ~~W~~5,331 billion in 2021, primarily due to an increase in the average lending rate for corporate loans to 3.70% in 2022 from 2.77% in 2021, as well as a 12.1% increase to the average balance of corporate loans to ~~W~~216,119 billion in 2022 from ~~W~~192,743 billion in 2021. The average lending rate for corporate loans increased primarily as a result of the general increase in market interest rates largely driven by the increases in the base interest rate set by the Bank of Korea in 2022 as discussed above. The average balance of corporate loans increased principally due to the policies to support small- and medium-sized enterprises amidst the prolonged COVID-19 pandemic and their efforts to secure funds.

Interest expense. Interest expense increased by 93.3% from ~~W~~3,955 billion in 2021 to ~~W~~7,645 billion in 2022, due primarily to a 113.6% increase in interest expense on deposits from ~~W~~2,174 billion in 2021 to ~~W~~4,643 billion in 2022, as well as a 183.7% increase in interest expense on borrowings from ~~W~~331 billion in 2021 to ~~W~~939 billion in 2022.

The increase in interest expense on deposits was due to an increase in the average interest rate of total interest-bearing deposits from 0.65% in 2021 to 1.26% in 2022, and a 9.3% increase in the average balance of deposits from ~~W~~336,977 billion in 2021 to ~~W~~368,273 billion in 2022. The increase in the average rate of interest paid on deposits was mainly due to an increase in the average rate of interest paid on time deposits from 1.05% in 2021 to 2.04% in 2022 as well as an increase in the average rate of interest paid on savings deposits from 0.23% in 2021 to 0.40% in 2022. The average rate of interest paid on time deposits and savings deposits increased largely as a result of increase in the weighted average base interest rate from 0.61% in 2021 to 2.03% in 2022 resulting from increases in the base interest rate set by the Bank of Korea. The increase in the average balance of deposits was primarily due to a 13.2% increase in the average balance of time deposits, which was largely a result of an increase in benchmark interest rates during 2022 that results in an increase in deposit interest rates and, in turn, deposit amounts.

The increase in interest expense on borrowings was due primarily to an increase in the average interest rate of borrowing from 0.79% in 2021 to 1.87% in 2022, and a 19.6% increase in the average balance of borrowings from ~~W~~41,923 billion in 2021 to ~~W~~50,146 billion in 2022. The average interest rate of borrowings increased principally as a result of higher average market interest rates for 2022 compared to 2021 as described above.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin increased by 14 basis points from 1.94% in 2021 to 2.08% in 2022, largely due an increase in net interest income based on increase in the weighted average base interest rate from to 2.03% in 2022 from 0.61% in 2021 resulting from increases in the base interest rate set by the Bank of Korea, which outpaced an increase in the average volume of interest-earning assets.

Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, increased by 6 basis points from 1.79% in 2021 to 1.85% in 2022 due to a 65 basis point increase in the average rate of interest on interest-bearing liabilities from 0.86% in 2021 to 1.51% in 2022 and a 71 basis point increase in the average rate of interest on interest-earning assets from 2.65% in 2021 to 3.36% in 2022. The average rate of interest on interest-bearing liabilities increased primarily due to a 61 basis point increase in the average interest rate on deposits. The average rate of interest on interest-earning assets increased primarily due to an 84 basis point increase in the average interest rates on loans, which was mainly due to the increased average interest rate on corporate loans. The average rate of corporate loans increased largely as a result of the increases in the base interest rate as discussed above.

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2021		2022		% Change

	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	71	~~W~~	68	(4.2)%
Commission received as electronic charge receipt		149		148	(0.7)
Brokerage fees		577		342	(40.7)
Commission received as agency		147		136	(7.5)
Investment banking fees		189		233	23.3
Commission received in foreign exchange activities		272		295	8.5
Asset management fees		310		308	(0.6)
Credit card fees		1,175		1,202	2.3
Operating lease fees		365		478	31.0
Others		885		901	1.8

Total fees and commission income	~~W~~	4,140	~~W~~	4,111	(0.7)%

Fees and commission expense:
Credit-related fees	~~W~~	39	~~W~~	37	(5.1)%
Credit card fees		837		896	7.0
Others		589		652	10.7

Total fees and commission expense	~~W~~	1,465	~~W~~	1,585	8.2%

Net fees and commission income	~~W~~	2,675	~~W~~	2,526	(5.6)%

Net fees and commission income decreased by 5.6% from ~~W~~2,675 billion in 2021 to ~~W~~2,526 billion in 2022 primarily due to decreases in brokerage fees and an increase in credit card fee expenses, which was partially offset by an increase in operating lease fees.

Brokerage fees decreased by 40.7% from ~~W~~577 billion in 2021 to ~~W~~342 billion in 2022 as a result of a decrease in daily average stock trading volume resulting from the stock market slump in Korea during the current period. Fee expense on credit card increased principally due to the expansion of overseas credit card business of Shinhan Card. The decrease in net fees and commission income was partially offset by an increase in operating lease fees income resulting from an increase in the average balance of operating leased assets of Shinhan Card due to the expansion of operating leases.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2021		2022		% Change

	(In billions of Won, except percentages)
Net insurance expenses	~~W~~	(775)	~~W~~	(827)	6.7%
Dividend income		125		143	14.4
Net gain (loss) on financial instruments at fair value through profit or loss		1,104		(304)	N/M
Net gain on financial instruments at fair value through profit or loss (overlay approach)		43		313	627.9
Net gain (loss) on financial instruments designated at fair value through profit or loss		(88)		577	N/M
Net foreign currency transaction gain		223		180	(19.3)
Net gain on disposal of financial asset at fair value through other comprehensive income		86		(127)	N/M
Provision for credit loss allowance		(975)		(1,292)	32.5
General and administrative expenses		(5,744)		(6,014)	4.7
Other operating expenses, net		(1,491)		(1,751)	17.4

Net other operating expenses	~~W~~	(7,492)	~~W~~	(9,102)	21.5%

N/M = not meaningful

Net other operating expenses increased by 21.5% from ~~W~~7,492 billion in 2021 to ~~W~~9,102 billion in 2022, primarily as a result of recognizing net loss on financial instruments at fair value through profit or loss of ~~W~~304 billion in 2022 compared to net gain on financial instruments at fair value through profit or loss of ~~W~~1,104 billion in 2021 and an increase in general and administrative expense by 4.7% from ~~W~~5,744 billion in 2021 to ~~W~~6,014 billion in 2022. Net loss on financial instruments at fair value through profit or loss was recognized primarily due to an increase in losses on sales and valuation of debt securities because of the rise in the benchmark interest rates. General and administrative expense increased primarily due to increases in salary, recruitment of new employees, management performance bonus payments and an increase in advertising expenses.

Provision for Credit Loss Allowance on Financial Assets

The following table sets forth for the periods indicated the provisions for credit loss allowance by type of financial asset.

	Year Ended December 31,
	2021		2022		% Change

	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	164	~~W~~	425	159.1%
Corporate		330		248	(24.8)
Credit card		415		565	36.1
Others		(2)		6	N/M

Subtotal		907		1,244	37.2
Securities(1)		26		(4)	N/M
Others		42		52	23.8

Total provision for credit loss allowance on financial assets	~~W~~	975	~~W~~	1,292	32.5%

N/M = not meaningful

Note:

(1)	Consist of securities at amortized cost and securities at fair value through other comprehensive income.

Provision for credit loss allowance increased by 32.5% from ~~W~~975 billion in 2021 to ~~W~~1,292 billion in 2022 principally due to a 37.2% increase in credit loss allowance on loans from ~~W~~907 billion in 2021 to ~~W~~1,244 billion in 2022. Our credit loss allowance for loans increased primarily due to an increase in allowance for credit losses on retail loans. Provision for credit loss allowance for retail loans increased in 2022 primarily due to a revised method in evaluating forward-looking information to estimate provision for credit loss allowance for prolonged COVID-19 and economic uncertainties (such as adding “Worst” scenario in addition to “Upside”, “Central” and “Downside” scenarios).

Income Tax Expense

Income tax expense increased by 9.9% from ~~W~~1,471 billion in 2021 to ~~W~~1,617 billion in 2022 primarily as a result of an increase in profit before income taxes by 13.7% to ~~W~~6,349 billion in 2022 from ~~W~~5,584 billion in 2021. Our effective rate of income tax decreased to 25.5% in 2022 from 26.4% in 2021.

Net Income for the Period

As a result of the foregoing, our net income for the period increased by 15.0% from ~~W~~4,113 billion in 2021 to ~~W~~4,732 billion in 2022.

Other Comprehensive Income (loss) for the Period

	Year Ended December 31,
	2021		2022		% Change

	(In billions of Won, except percentages)
Items that are or may be reclassified to profit or loss:
Net loss on financial assets at fair value through other comprehensive income	~~W~~	(880)	~~W~~	(2,448)	178.2%
Net loss on financial instruments at fair value through profit or loss (overlay approach)		(20)		(220)	1,000.0
Equity in other comprehensive income (loss) of associates		3		(16)	N/M
Foreign currency translation adjustments for foreign operations		252		14	(94.4)
Net change in unrealized fair value of cash flow hedges		22		(70)	N/M
Other comprehensive loss of separate account		(41)		(113)	175.6

		(664)		(2,853)	329.7
Items that will not be reclassified to profit or loss:
Remeasurements of the defined benefit liability		43		252	486.0
Valuation gain on financial assets at fair value through other comprehensive income		35		5	(85.7)
Loss on disposal of financial assets at fair value through other comprehensive income		(29)		2	N/M
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		(3)		(4)	33.3

		46		255	454.3

Total other comprehensive loss, net of income tax	~~W~~	(618)	~~W~~	(2,598)	320.4%

N/M = not meaningful

Other comprehensive loss increased by 320.4% from ~~W~~618 billion in 2021 to ~~W~~2,598 billion in 2022, primarily due to an increase in net loss on financial asset at fair value through other comprehensive income by 178.2% from ~~W~~880 billion in 2021 to ~~W~~2,448 billion in 2022, which was partially offset by an increase in remeasurements of defined benefit liabilities. Net loss on financial assets at fair value through other comprehensive income increased, primarily due to fluctuations in interest rates and stock prices. Remeasurements of defined benefit liabilities increased by 486.0% from ~~W~~43 billion in 2021 to ~~W~~252 billion in 2022, primarily due to an increase in actuarial gain resulting from changes in financial assumptions.

2021 Compared to 2020

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2020		2021		% Change

	(In billions of Won, except percentages)
Net interest income	~~W~~	9,883	~~W~~	10,769	9.0%
Net fees and commission income		2,383		2,675	12.3
Net other operating income (expense)		(7,336)		(7,492)	2.1

Operating income	~~W~~	4,930	~~W~~	5,952	20.7%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2020		2021		% Change

	(In billions of Won, except percentages)
Interest income:
Cash and deposits at amortized cost	~~W~~	128	~~W~~	86	(32.8)%
Deposits at fair value through profit or loss		14		1	(92.9)
Securities at fair value through profit or loss		743		660	(11.2)
Securities at fair value through other comprehensive income		958		896	(6.5)
Securities at amortized cost		1,077		1,092	1.4
Loans at amortized cost		11,698		11,890	1.6
Loans at fair value through profit or loss		74		35	(52.7)
Others		82		64	(22.0)

Total interest income	~~W~~	14,774	~~W~~	14,724	(0.3)%

Interest expense:
Deposits	~~W~~	2,843	~~W~~	2,174	(23.5)%
Borrowings		427		331	(22.5)
Debt securities issued		1,554		1,390	(10.6)
Others		67		60	(10.4)

Total interest expense	~~W~~	4,891	~~W~~	3,955	(19.1)%

Net interest income	~~W~~	9,883	~~W~~	10,769	9.0%

Net interest margin(1)		1.92%		1.94%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balances and Related Interest.”

Interest income. Interest income decreased by 0.3% from ~~W~~14,774 billion in 2020 to ~~W~~14,724 billion in 2021 primarily due to a decrease in interest on securities and, to a lesser extent, a decrease in interest due from banks. Interest on securities decreased by 4.7% from ~~W~~2,778 billion in 2020 to ~~W~~2,648 billion in 2021 primarily as a result of decreases in the weighted average base interest rate from 0.71% in 2020 to 0.61% in 2021 resulting from decreases in the base interest rate set by the Bank of Korea, despite an increase in the average balances of securities. The average lending rate on the securities decreased to 1.60% in 2021 from 1.78% in 2020, principally due to a decrease in average lending rates for securities resulting from the lower average market interest rate for 2021 compared to 2020 as discussed above. The average balance of the securities increased by 6.5% to ~~W~~165,970 billion in 2021 from ~~W~~155,860 billion in 2020, principally due to increases in the average balances of government bonds. Interest due from banks decreased by 38.7% from ~~W~~142 billion in 2020 to ~~W~~87 billion in 2021 primarily due to a decrease in the average lending rates of due from bank.

More specifically, the decrease in interest income was due to the following:

•

Interest income on securities at fair value through profit or loss decreased by 11.2% from ~~W~~743 billion in 2020 to ~~W~~660 billion in 2021, primarily due to a decrease in the average lending rate for securities at fair value through profit or loss from 1.40% in 2020 to 1.14% in 2021, despite a 8.9% increase in the average balance of securities at fair value through profit or loss from ~~W~~53,122 billion in 2020 to ~~W~~57,859 billion in 2021. The average lending rate for securities at fair value through profit or loss decreased primarily as a result of decreases in the weighted average base interest rate resulting from decreases in the base interest rate set by the Bank of Korea, despite increases in the base interest rate by the Bank of Korea in August and November. The base interest rate set by the Bank of Korea greatly influences the market interest rates of financial instruments, and which determines the interest rate of our securities at fair value through profit or loss. The average balance of securities at fair value through profit or loss increased primarily as a result of an increase in the average balance of CMA assets.

•

Interest income on securities at fair value through other comprehensive income decreased by 6.5% from ~~W~~958 billion in 2020 to ~~W~~896 billion in 2021, primarily due to a decrease in the average lending rate for securities at fair value through other comprehensive income from 1.70% in 2020 to 1.51% in 2021, despite a 5.6% increase in the average balance of securities at fair value through other comprehensive income from ~~W~~56,243 billion in 2020 to ~~W~~59,386 billion in 2021. The average lending rate for securities at fair value through other comprehensive income decreased primarily as a result of decreases in the weighted average base interest rate resulting from decreases in the base interest rate set by the Bank of Korea, despite increases in the base interest rate by the Bank of Korea in August and November. The average balance of securities at fair value through other comprehensive income increased principally as a result of increases in the average balances of government bonds.

Interest expense. Interest expense decreased by 19.1% from ~~W~~4,891 billion in 2020 to ~~W~~3,955 billion in 2021, due primarily to a 23.5% decrease in interest expense on deposits from ~~W~~2,843 billion in 2020 to ~~W~~2,174 billion in 2021, as well as a 10.6% decrease in interest expense on debt securities issued from ~~W~~1,554 billion in 2020 to ~~W~~1,390 billion in 2021.

The decrease in interest expense on deposits was due to a decrease in the average interest rate of total interest-bearing deposits from 0.93% in 2020 to 0.65% in 2021, despite a 10.4% increase in the average balance of deposits from ~~W~~305,223 billion in 2020 to ~~W~~336,977 billion in 2021. The decrease in the average rate of interest paid on deposits was mainly due to a decrease in the average rate of interest paid on time deposits from 1.46% in 2020 to 1.05% in 2021 as well as a decrease in the average rate of interest paid on savings deposits from 0.32% in 2020 to 0.23% in 2021. The average rate of interest paid on time deposits and savings deposits decreased largely as a result of decrease in the weighted average base interest rate from 0.71% in 2020 to 0.61% in 2021 resulting from decreases in the base interest rate set by the Bank of Korea. The increase in the average balance of deposits was primarily due to a 16.1% increase in the average balance of savings deposits, which was largely a result of policies to increase liquidity including funding supports of government and local government due to prolonged COVID-19.

The decrease in interest expense on debt securities issued was due primarily to a decrease in the average interest rate of debt securities issued from 2.09% in 2020 to 1.80% in 2021, which was partially offset by a 3.6% increase in the average balance of debt securities issued from ~~W~~74,435 billion in 2020 to ~~W~~77,137 billion in 2021. The average interest rate of debt securities issued decreased principally as a result of decrease in the weighted average base interest rate from 0.71% in 2020 to 0.61% in 2021 resulting from decreases in the base interest rate set by the Bank of Korea.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin increased by 2 basis points from 1.92% in 2020 to 1.94% in 2021, largely due to increases in the average volume of interest-earning assets, despite a decrease in the weighted average base interest rate from 0.71% in 2020 to 0.61% in 2021 resulting from decreases in the base interest rate set by the Bank of Korea.

Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, increased by 8 basis points from 1.71% in 2020 to 1.79% in 2021 due to a 30 basis point decrease in the average rate of interest on interest-bearing liabilities from 1.16% in 2020 to 0.86% in 2021 and a 22 basis point decrease in the average rate of interest on interest-earning assets from 2.87% in 2020 to 2.65% in 2021. The average rate of interest on interest-bearing liabilities decreased primarily due to a 28 basis point decrease in the average interest rate on deposits. The average rate of interest on interest-earning assets decreased primarily due to a 25 basis point decrease in the average interest rates on loans, which was mainly due to the reduced average interest rate on corporate loans. The average volume of interest-earning assets increased by 7.9% from ~~W~~514,495 billion in 2020 to ~~W~~555,011 billion in 2021 largely as a result of an increase in the volume of retail and corporate loans. The average volume of interest-bearing liabilities increased by 9.2% from ~~W~~422,185 billion in 2020 to ~~W~~461,842 billion in 2021 largely due to policies to increase liquidity including funding supports of government and local government due to prolonged COVID-19.

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

Net fees and commission income increased by 12.3% from ~~W~~2,383 billion in 2020 to ~~W~~2,675 billion in 2021 primarily due to increases in operating lease fees income, asset management fees income, commission received in foreign exchange activities, brokerage fees income, which was partially offset by a decrease in credit placement fees income.

Operating lease fees income increased by 49.0% from ~~W~~245 billion in 2020 to ~~W~~365 billion in 2021 primarily due to the expansion of operations, such as purchasing operating assets including leases classified as operating leases. Asset management fees income increased by 21.6% from ~~W~~255 billion in 2020 to ~~W~~310 billion in 2021, primarily due to an increases in management fees received from real estate related trust accounts of Asia Trust Co., Ltd. and an increase in both money market trust and pension trust of Shinhan Bank. Commission received in foreign exchange activities increased by 13.8% from ~~W~~239 billion in 2020 to ~~W~~272 billion in 2021, largely due to an increase in fees and commission income of Shinhan Securities resulting from an increase in overseas stock transactions due to the increase in interest in overseas stocks. Brokerage fees income increased by 5.7% from ~~W~~546 billion in 2020 to ~~W~~577 billion in 2021 primarily due to an increase in daily average stock trading volume resulting from the booming stock market in Korea during the current period.

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

N/M = not meaningful

Net other operating expenses increased by 2.1% from ~~W~~7,336 billion in 2020 to ~~W~~7,492 billion in 2021, primarily due to an increase in general and administrative expense by 10.2% from ~~W~~5,213 billion in 2020 to ~~W~~5,744 billion in 2021 and a decrease in net foreign currency transaction gain by 57.7% from ~~W~~527 billion in 2020 to ~~W~~223 billion in 2021. Also, we recognized net loss on financial instruments designated at fair value through profit or loss of ~~W~~88 billion in 2021 compared to net gain on financial instruments designated at fair value through profit or loss of ~~W~~198 billion in 2020. The increase in net other operating expenses was partially offset by a 304.4% increase in net gain on financial instruments at fair value through profit or loss of from ~~W~~273 billion in 2020 to ~~W~~1,104 billion in 2021.

Provision for Credit Loss Allowance on Financial Assets

The following table sets forth for the periods indicated the provisions for credit loss allowance by type of financial asset.

	Year Ended December 31,
	2020		2021		% Change

	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	200	~~W~~	164	(18.0)%
Corporate		626		330	(47.3)
Credit card		452		415	(8.2)
Others		13		(2)	N/M

Subtotal		1,291		907	(29.7)
Securities(1)		5		26	420.0
Others		86		42	(51.2)

Total provision for credit loss allowance on financial assets	~~W~~	1,382	~~W~~	975	(29.5)%

N/M = not meaningful

Note:

(1)	Consist of securities at amortized cost and securities at fair value through other comprehensive income.

Provision for credit loss allowance decreased by 29.5% from ~~W~~1,382 billion in 2020 to ~~W~~975 billion in 2021 principally due to a 29.7% decrease in credit loss allowance on loans from ~~W~~1,291 billion in 2020 to ~~W~~907 billion in 2021. Our credit loss allowance for loans decreased primarily due to a decrease in allowance for credit losses on corporate loans. Provision for credit loss allowance for corporate loans remained relatively low in 2021 primarily due to a significant increase in provision for credit loss allowance in 2020 mainly as the Group re-estimated the probability of default reflecting forward-looking information and increased the number of borrowers subject to individual assessment of probability of default as part of the Group’s proactive measures in responding to changes in the financial environment, such as the spread of COVID-19, as well as a decrease in the proportion of unsecured corporate loans which are generally subject to higher loss given default rates compared to secured corporate loans. Provision for credit loss allowance for others decreased mainly due to a decrease in the aggregate amount of lines of unutilized credit resulting from a decrease in the volume of retail loans.

Income Tax Expense

Income tax expense increased by 17.1% from ~~W~~1,256 billion in 2020 to ~~W~~1,471 billion in 2021 primarily as a result of an increase in profit before income taxes by 17.5% to ~~W~~5,584 billion in 2021 from ~~W~~4,754 billion in 2020. There was no change in our effective rate of income tax of 26.4% in 2021 compared to 2020.

Net Income for the Period

As a result of the foregoing, our net income for the period increased by 17.6% from ~~W~~3,498 billion in 2020 to ~~W~~4,113 billion in 2021.

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

N/M = not meaningful

Other comprehensive loss increased by 255.2% from ~~W~~174 billion in 2020 to ~~W~~618 billion in 2021, primarily due to an increase in net loss on financial asset at fair value through other comprehensive income by 911.5% from ~~W~~87 billion in 2020 to ~~W~~880 billion in 2021, which was partially offset as we recognized gain on foreign currency translation adjustments for foreign operations of ~~W~~ 252 billion in 2021 compared to loss on foreign currency translation adjustments for foreign operations of ~~W~~162 billion in 2020. Net loss on financial assets at fair value through other comprehensive income increased, primarily due to fluctuations in interest rates and stock prices. We recognized gain on foreign currency translation adjustments for foreign operations of ~~W~~252 billion in 2021 compared to loss on foreign currency translation adjustments for foreign operations of ~~W~~162 billion in 2020, primarily due to an increase in foreign currency exchange rates amid weaker valuation of the Won.

Results by Principal Business Segment

As of December 31, 2022, we were organized into six major business segments as follows:

•	commercial banking services, which are principally provided by Shinhan Bank:

•	credit card services, which are principally provided by Shinhan Card;

•	securities brokerage services, which are provided by Shinhan Securities;

•	life insurance services, which are provided by Shinhan Life Insurance;

•	specialized credit services, which are provided by Shinhan Capital; and

•	other services that do not belong to above business segments.

We report our segment information in accordance with the provisions of IFRS 8 (Operating Segments). We categorize our operating segments according to a business based approach. See Note 7 of the notes to our consolidated financial statements included in this annual report.

Operating Income by Principal Business Segment

The table below provides the income statement data for our principal business segments for the periods indicated.

	Year Ended December 31,						% Change
	2020		2021		2022		2020/2021	2021/2022

	(In billions of Won, except percentages)
Banking	~~W~~	2,802	~~W~~	3,478	~~W~~	4,060	24.1%	16.7%
Credit card		887		1,021		880	15.1	(13.8)
Securities		373		577		121	54.7	(79.0)
Life insurance		568		552		614	(2.8)	11.2
Specialized credit		179		341		349	90.5	2.3
Others		158		260		163	64.6	(37.3)
Consolidation adjustment(1)		(37)		(277)		(299)	648.6	7.9

Total operating income	~~W~~	4,930	~~W~~	5,952	~~W~~	5,888	20.7%	(1.1)%

N/M = not meaningful

Note:

(1)	Consolidation adjustment consists of adjustments for inter-segment transactions.

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

The table below provides the income statement data for our banking services segment for the periods indicated.

	Year Ended December 31,						% Change
	2020		2021		2022		2020/2021	2021/2022

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	6,038	~~W~~	6,738	~~W~~	8,359	11.6%	24.1%
Net fees and commission income (expense)		822		818		801	(0.5)	(2.1)
Net other income (expense)		(4,058)		(4,078)		(5,100)	0.5	25.1

Operating income (expense)	~~W~~	2,802	~~W~~	3,478	~~W~~	4,060	24.1%	16.7%

Comparison of 2022 to 2021

Operating income for banking services increased by 16.7% from ~~W~~3,478 billion in 2021 to ~~W~~4,060 billion in 2022.

Net interest income increased by 24.1% from ~~W~~6,738 billion in 2021 to ~~W~~8,359 billion in 2022 primarily due to increases in net interest income for retail banking and corporate banking services. More specifically:

•

Net interest income for retail banking increased by 68.9% from ~~W~~2,799 billion in 2021 to ~~W~~4,727 billion in 2022 primarily due to an increase in the average volume of retail loans to ~~W~~157,570 billion in 2022 from ~~W~~151,535 billion in 2021 as well as an increase in net interest margin. The average volume of retail loans increased largely due to an increase in home mortgage loans. The increase in our net interest margin was largely due to an increase in the weighted average base interest rate to 2.03% in 2022 from 0.61% in 2021 resulting from increases in the base interest rate set by the Bank of Korea.

•

Net interest income for corporate banking increased by 36.0% from ~~W~~2,515 billion in 2021 to ~~W~~3,421 billion in 2022 primarily due to a 12.4% increase in the average balance of corporate loans to ~~W~~187,318 billion in 2022 from ~~W~~166,696 billion in 2021, as well as an increase in the average lending rate for corporate loans to 3.50% in 2022 from 2.55% in 2021. The average volume of corporate loans increased largely as a result of the policies to support small- and medium-sized enterprises amidst the prolonged COVID-19 pandemic as discussed above. The average lending rate for corporate loans increased primarily as a result of the general increase in market interest rates largely driven by the increases in the base interest rate by the Bank of Korea in 2022 as discussed above.

•

Net interest income for international banking increased by 22.9% from ~~W~~865 billion in 2021 to ~~W~~1,063 billion in 2022 primarily due to an increase in the average balance of loans extended by our overseas subsidiaries, especially in Japan and Vietnam and the strengthening of the Vietnamese Dong against the Korean ~~W~~on.

•

For other banking, net interest expense was ~~W~~852 billion in 2022 compared to net interest income of ~~W~~559 billion in 2021, primarily due to an increase in interest expenses related to the borrowings and the debt securities issued.

Net fees and commission income decreased by 2.1% from ~~W~~818 billion in 2021 to ~~W~~801 billion in 2022 primarily due to an increase in net fees and commissions for retail banking services, which was offset in part by an increase in net fees and commissions for other banking services. Net fees and commissions for retail banking services decreased despite an increase in the overall volume of transactions, primarily due to an increase in the proportion of online banking transactions, for which the Bank generally charges lower fees and commissions. Net fees and commission income for other banking increased primarily due to an increase in commission received as electronic charge receipt regarding the retirement pensions.

Net other expense increased by 25.1% from ~~W~~4,078 billion in 2021 to ~~W~~5,100 billion in 2022 primarily due to an increase in net other expense for other banking and retail banking services. Net other expense for other banking services increased mainly due to an increase in advertising expenses from a new platform business, a delivery app. The increase in net other expense for retail banking services was principally due to a decrease in net income related to specified money trust of individual customers.

Comparison of 2021 to 2020

Operating income for banking services increased by 24.1% from ~~W~~2,802 billion in 2020 to ~~W~~3,478 billion in 2021.

Net interest income increased by 11.6% from ~~W~~6,038 billion in 2020 to ~~W~~6,738 billion in 2021 primarily due to increases in net interest income for retail banking and corporate banking services. More specifically:

•

Net interest income for retail banking increased by 15.2% from ~~W~~2,429 billion in 2020 to ~~W~~2,799 billion in 2021 primarily due to an increase in Shinhan Bank’s net interest margin. The increase in our net interest margin was largely due to an increase in the average volume of retail loans as well as an increase in our net interest margin. The average volume of retail loans increased largely due to an increase in home mortgage loans. The increase in the Shinhan Bank’s net interest margin was largely due to the increase in average volume of interest-earning assets as described above outpacing the decrease in yield rate of interest-earning assets.

•

Net interest income for corporate banking increased by 9.6% from ~~W~~2,295 billion in 2020 to ~~W~~2,515 billion in 2021 primarily due to increase in the average balance of corporate loans, notwithstanding a decrease in the average lending rate for corporate loans as discussed above. The average volume of corporate loans increased largely as a result of policies to support small and medium sized enterprises amidst the prolonged COVID-19 pandemic as discussed above.

•

Net interest income for international banking increased by 11.9% from ~~W~~773 billion in 2020 to ~~W~~865 billion in 2021 primarily due to an increase in the average balance of loans extended by the Shinhan Bank’s overseas subsidiaries, especially in China and Vietnam.

•

Net interest income for other banking services increased by 3.3% from ~~W~~541 billion in 2020 to ~~W~~559 billion in 2021, primarily due to an increase in interest income on securities by the Securities Management department of Shinhan Bank.

Net fees and commission income decreased by 0.5% from ~~W~~822 billion in 2020 to ~~W~~818 billion in 2021 primarily due to a decrease in net fees and commissions for retail banking services, which was offset in part by an increase in net fees and commissions for corporate banking services. Net fees and commissions for retail banking services decreased principally as the Shinhan Bank generally charges lower fees and commissions, despite an increase in the proportion of online banking transactions. The increase in net fees and commissions for corporate banking services was mainly due to an increase in brokerage fees.

Net other expense increased by 0.5% from ~~W~~4,058 billion in 2020 to ~~W~~4,078 billion in 2021 primarily due to an increase in net other expense for others banking services, which was partially offset by a decrease in net other expense for corporate banking services. Net other expense for other banking services increased mainly due to a decrease in net foreign currency transaction gain. The decrease in net other expense for corporate banking services was principally due to an increase in gains on sale and valuation of equity securities at fair value through profit or loss.

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

	Year Ended December 31,						% Change
	2020		2021		2022		2020/2021	2021/2022

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,755	~~W~~	1,799	~~W~~	1,798	2.5%	(0.1)%
Net fees and commission income (expense)		483		635		702	31.5	10.6
Net other income (expense)		(1,351)		(1,413)		(1,620)	4.6	14.6

Operating income (expense)	~~W~~	887	~~W~~	1,021	~~W~~	880	15.1%	(13.8)%

Comparison of 2022 to 2021

Operating income for the credit card business decreased by 13.8% from ~~W~~1,021 billion in 2021 to ~~W~~880 billion in 2022.

Net interest income decreased by 0.1% from ~~W~~1,799 billion in 2021 to ~~W~~1,798 billion in 2022 primarily due to an increase in interest expenses on debt securities issued and borrowings. The increase in interest expenses on debt securities issued was mainly attributable to the rising interest rates as compared to the prior year, and interest expense on borrowings increased primarily due to an increase in issuances of money-market securities, particularly commercial paper. The decrease in net interest income was partially offset by an increase in interest income on loans at amortized cost including credit card loans, resulting from the increase in loans due to the business expansion and a decrease in early prepayment of credit card loans.

Net fees and commission income increased by 10.6% from ~~W~~635 billion in 2021 to ~~W~~702 billion in 2022 primarily as a result of an increase in fees and commission income from lease operations and, to a lesser extent, an increase in fees income on credit cards. Fees and commission income from lease operations were primarily due an increase in the average balance of operating leased assets resulting from the expansion of operating assets. The increase in fees income on credit cards was mainly due to increases in credit card usage resulting from an increase in the number of credit card members. The increase in net fees and commission income was partially offset by an increase in fee expense on credit cards. Fee expense on credit cards increased principally due to the expansion of overseas credit card business.

Net other expense increased by 14.6% from ~~W~~1,413 billion in 2021 to ~~W~~1,620 billion in 2022, primarily due to an increase in bad debt expenses resulting from high delinquency roll rate and, to a lesser extent, an increase in other operating losses resulting from increases in loss on hedging items and depreciation expenses on lease assets. Such increases in net other expense were offset by an increase in gains on valuation and sale of financial instruments at fair value through profit or loss, and a decrease in termination benefits.

Comparison of 2021 to 2020

Operating income for the credit card business increased by 15.1% from ~~W~~887 billion in 2020 to ~~W~~1,021 billion in 2021.

Net interest income increased by 2.5% from ~~W~~1,755 billion in 2020 to ~~W~~1,799 billion in 2021 primarily due to an increase in interest income on loans measured at amortized cost and a decrease in interest expense on debt securities issued. Interest income on loans at amortized cost increased principally due to an increase in interest income on loans resulting from our acquisition of assets of Shinhan Capital and, to a lesser extent, an increase in interest income on credit card loans. The decrease in interest expense on debt securities issued was mainly attributable to a decreased interest expense resulting from amortization of discount on asset-backed securities. The increase in net interest income was partially offset by an increase in interest expense on borrowings. Interest expense on borrowings increased primarily due to an increase in issuances of money-market securities, particularly commercial paper.

Net fees and commission income increased by 31.5% from ~~W~~483 billion in 2020 to ~~W~~635 billion in 2021 primarily as a result of an increase in fees and commission income from lease operations and, to a lesser extent, an increase in fees income on credit cards and a decrease in fees expense on credit cards. Fees and commission income from lease operations were primarily due an increase in the average balance of operating leased assets resulting from an expansion of operating assets. The increase in fees income on credit cards was mainly due to an overall increase in assets associated with credit cards. Fees expense on credit cards decreased principally due to lower fees expense on credit card recruitments resulting from the recruitment channels diversified, focusing on online recruitment.

Net other expense increased by 4.6% from ~~W~~1,351 billion in 2020 to ~~W~~1,413 billion in 2021, primarily due to net loss on foreign currency transaction came to ~~W~~188 billion in 2021 resulting from an increase in foreign currency exchange rates amid weaker valuation of the Won, compared to net gain on foreign currency transaction of ~~W~~159 billion in 2020. Such change was offset by an increase in gains on hedging items as well as a decrease in losses on hedging items resulting from the change in foreign currency exchange rates. The increase in net other operating expense was enhanced by an increase in general and administrative expenses increased mainly as a result of the voluntary retirement implemented during 2021, and an increase in advertising expenses resulting from the launch of new product services.

Securities Brokerage Services

Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Shinhan Securities, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change
	2020		2021		2022		2020/2021	2021/2022

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	517	~~W~~	517	~~W~~	428	—	(17.2)%
Net fees and commission income (expense)		544		602		485	10.7%	(19.4)
Net other income (expense)		(688)		(542)		(792)	(21.2)	46.1

Operating income (expense)	~~W~~	373	~~W~~	577	~~W~~	121	54.7%	(79.0)%

Comparison of 2022 to 2021

Operating income for securities brokerage services decreased by 79.0% from ~~W~~577 billion in 2021 to ~~W~~121 billion in 2022.

Net interest income decreased by 17.2% from ~~W~~517 billion in 2021 to ~~W~~428 billion in 2022, due to increases in interest expenses on borrowings and debt securities issued resulting from the increase in interest rates as compared to the prior year and increases in average balances of debt securities issued and asset-backed bonds. Such increases in interest expenses were partially offset by increase in interest income recognized primarily on loans at amortized cost, cash and due from banks at amortized cost, and securities at fair value through profit or loss. Interest income on loans at amortized cost increased due to an increase in the average balance of foreign currency facility loans, attributable to relatively weakening of the Korean Won and new loans outpacing repayments and sales of loans. Interest income on cash and due from banks at amortized cost increased due to an increase in performance guarantee deposits and the increase in interest rates. Interest income on securities at fair value through profit or loss increased primarily due to an increase in the proportion of government bonds and financial institution bonds whose value are less sensitive to interest rates as compared to corporate bonds in a rising interest rate environment.

Net fees and commission income decreased by 19.4% from ~~W~~602 billion in 2021 to ~~W~~485 billion in 2022 primarily due to a decrease in fees and commission income on brokerage as a result of a decrease in daily average stock trading volume resulting from the stock market slump in Korea during the current period. The decrease in net fees and commission income was partially offset by a decrease in the corresponding trading commission expenses as fees and commission income on brokerage decreased. Also, to a lesser extent, fees and commission expenses on legal and advisory services decreased year-over-year given high legal fees recognized in relation to certain financial products such as Lime funds during 2021.

Net other expense increased by 46.1% from ~~W~~542 billion in 2021 to ~~W~~792 billion in 2022 due primarily as a result of recognizing net loss on financial instruments at fair value through profit or loss of ~~W~~551 billion in 2022 compared to net gain on financial instruments at fair value through profit or loss of ~~W~~369 billion in 2021. In addition, net other expense further increased due to an increase in net loss on foreign currency translation resulting from the strengthening of the U.S. dollar and the weakening of the Japanese yen, Euro, and Chinese yuan, against the Korean won as well as an increase in loss on foreign currency transaction of spot exchange. The increase in net other expense was partially offset by a decrease in bad debt expenses due to a decrease in allowance for credit losses on loans at amortized cost.

Comparison of 2021 to 2020

Operating income for securities brokerage services increased by 54.7% from ~~W~~373 billion in 2020 to ~~W~~577 billion in 2021.

There is no change in net interest income of ~~W~~517 billion, as a decrease in interest income was offset by an increase in interest expense. More specifically, there was a decrease in interest income on securities measured at fair value through profit or loss and, to a lesser extent, a decrease in interest income on loans measured at fair value through profit or loss, which was partially offset by a decrease in interest expense on borrowings as well as a decrease in interest expense on bonds. The decrease in interest income on securities measured at fair value through profit or loss was primarily due to a decrease in interest income from special purpose bonds as a result of a decrease in the average balance of special purpose bonds and a decrease in interest rate. The interest income on loans measured at fair value through profit or loss decreased mainly due to a decrease in both the average balance of domestic currency facility loan and foreign currency facility loan, attributed to the increase in sell-down speed in the market, which is common for sell-down to be within six months. The interest expense decreased primarily due to the decrease in interest expense on borrowings was primarily due to a decrease in the average balance of other borrowings, resulting from the repayment of short-term borrowings lent in 2020 due to the liquidity crisis caused by COVID-19, and, to a lesser extent, the decrease in interest expense on bonds resulting from a decrease in short-term bond interest rate.

Net fees and commission income increased by 10.7% from ~~W~~544 billion in 2020 to ~~W~~602 billion in 2021 primarily due to an increase in fees and commission income on brokerage as a result of an increase in daily average stock trading volume resulting from the booming stock market in Korea during the current period, and, to a lesser extent, an increase in fees and commission income on underwriting and mergers and acquisitions advisory services resulting from the increased number of cases of underwriting and mergers and acquisitions advisory. Fees and commission income also increased due to the significant increase in overseas stock transactions due to the increase in interest in overseas stocks. The increase in net fees and commission income was partially offset by an increase in the corresponding trading commissions as fees and commission income on brokerage increased. Also, to a lesser extent, fees and commission expenses on legal and advisory services increased due to the expansion of input personnel.

Net other expense decreased by 21.2% from ~~W~~688 billion in 2020 to ~~W~~542 billion in 2021 due primarily to net gain on financial instruments at fair value through profit or loss of ~~W~~369 billion in 2021 compared to net loss on financial instruments at fair value through profit or loss of ~~W~~383 billion in 2020. The decrease in net other operating expense was partially offset as we recognized net loss on financial instruments designated at fair value through profit or loss of ~~W~~88 billion in 2021 compared to net gain on financial instruments designated at fair value through profit or loss of ~~W~~198 billion in 2020. Also, the decrease in net other operating expense was offset in part as we recognized net loss on foreign currency transaction of ~~W~~108 billion in 2021 attributed to an increase in losses on foreign currency transaction of customer deposits in foreign currency resulting from an increase in foreign currency exchange rates amid weaker valuation of the Won, compared to net gain on foreign currency transaction of ~~W~~115 billion in 2020.

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2020		2021		2022		2020/2021	2021/2022

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,609	~~W~~	1,620	~~W~~	1,648	0.7%	1.7%
Net fees and commission income (expense)		162		171		107	5.6	(37.4)
Net other income (expense)		(1,203)		(1,239)		(1,141)	3.0	(7.9)

Operating income (expense)	~~W~~	568	~~W~~	552	~~W~~	614	(2.8)%	11.2%

Comparison of 2022 to 2021

Operating income for life insurance services increased by 11.2% from ~~W~~552 billion in 2021 to ~~W~~614 billion in 2022.

Net interest income increased by 1.7% from ~~W~~1,620 billion in 2021 to ~~W~~1,648 billion in 2022 due primarily to an increase in interest income on securities at amortized cost, partially offset by a decrease in interest income on securities at fair value through other comprehensive income. Interest income on securities at amortized cost increased primarily due to an increase in the average balance of government bonds and asset-backed bonds and the increases in interest rate in 2022. Interest income on securities at fair value through other comprehensive income decreased due to a decrease in the average balance of government bonds measured at fair value through other comprehensive income as they were replaced by government bonds measured at amortized cost.

Net fees and commission income decreased by 37.4% from ~~W~~171 billion in 2021 to ~~W~~107 billion in 2022 due to an increase in fees and commission expense and a decrease in fees and commission income. The increase in fees and commission expense was mainly due to an increase in separate account fees, which resulted from loss on disposal of bonds, which were disposed in order to obtain liquidity for retirement pension, being compensated in general accounts in fees. To a lesser extent, fees and commission income decreased due to a decrease in the number of annuity payments for variable insurance and the fees resulting therefrom.

Net other expense decreased by 7.9% from ~~W~~1,239 billion in 2021 to ~~W~~1,141 billion in 2022 primarily due to a decrease in general and administrative expense in 2022 compared to 2021. There was a temporary increase of termination benefits in the previous year due to the voluntary retirement implemented in December, 2021 which normalized during 2022 and resulted in the decrease in general and administrative expense in 2022 compared to 2021.

Comparison of 2021 to 2020

Operating income for life insurance services decreased by 2.8% from ~~W~~568 billion in 2020 to ~~W~~552 billion in 2021.

Net interest income increased by 0.7% from ~~W~~1,609 billion in 2020 to ~~W~~1,620 billion in 2021 due primarily to an increase in interest income on securities at amortized cost, which was offset in part by a decrease in interest income on deposits at fair value through profit or loss and a decrease in interest income on securities at fair value through profit or loss. Interest income on securities at amortized cost increased primarily due to an increase in the average balance of securities at amortized cost as a result of an increase in the proportion of long-term government bonds with high interest rate sensitivity into securities at amortized cost resulting from an increase in the interest rate in 2021. The decrease in interest income on deposits at fair value through profit or loss was principally due to a decrease in the average balance of deposits at fair value through profit or loss as a result of most structured deposits repaid in 2021 resulting from the exercise of call options by the issuer of structured deposits. Interest income on securities at fair value through profit or loss decreased mainly due to a decrease in the average balance of securities at fair value through profit or loss attributable to a decrease in financial institution bonds repaid as the issuer of financial institution bonds exercised call options.

Net fees and commission income increased by 5.6% from ~~W~~162 billion in 2020 to ~~W~~171 billion in 2021 due primarily to a decrease in fees and commission expense, which was partially offset by a decrease in fees and commission income. Fees and commission expense increased principally due to a decrease in separate account fees due to economic fluctuations. To a lesser extent, the decrease in fees and commission expense was due to a decrease in fees on trust accounts. The account of fees on trust accounts was no longer used since a merger of our two life insurance companies, Shinhan Life Insurance and Orange Life Insurance. The decrease in fees and commission income was mainly due to a decrease in fees on separate accounts resulting from a decrease in payment cases related to separate accounts due to the merger.

Net other expense increased by 3.0% from ~~W~~1,203 billion in 2020 to ~~W~~1,239 billion in 2021 primarily due to a decrease in gains on hedging items as well as an increase in losses on hedging items. The decrease in gains on hedging items and the increase in losses on hedging items were primarily due to an increase in foreign currency exchange rates amid weaker valuation of the Won. The increase of net other operating expense was enhanced by an increase in general and administrative expenses increased mainly as a result of the voluntary retirement implemented in December 2021. The increase of net other operating expense was partially offset as we recognized net gain on foreign currency transaction of ~~W~~239 billion in 2021 compared to net loss on foreign currency transaction of ~~W~~79 billion in 2020, as a result of an increase in foreign currency exchange rates amid weaker valuation of the Won.

Specialized Credit Services

The specialized credit services segment consists of the specialized credit business of Shinhan Capital, including facilities leasing, installment finance, new technology finance businesses.

	Year Ended December 31,						% Change
	2020		2021		2022		2020/2021	2021/2022
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	159	~~W~~	232	~~W~~	260	45.9%	12.1%
Net fees and commission income (expense)		21		29		31	38.1	6.9
Net other income (expense)		(1)		80		58	N/M	(27.5)

Operating income (expense)	~~W~~	179	~~W~~	341	~~W~~	349	90.5%	2.3%

N/M = not meaningful

Comparison of 2022 to 2021

Operating income for the specialized credit business increased by 2.3% from ~~W~~341 billion in 2021 to ~~W~~349 billion in 2022.

Net interest income increased by 12.1% from ~~W~~232 billion in 2021 to ~~W~~260 billion in 2022 primarily reflecting the changes in loans measured at amortized cost. Interest income on loans denominated in Korean won increased resulting from an increase in the average balance of loans for working capital as a result of an increase in interest-earning financial assets related to corporate finance. Interest-earning financial assets related to corporate finance increased as the Shinhan Capital’s identity as a specialized credit company composed of investment banking and corporate finance, has been solidified since 2020. The increase in interest income was partially offset by an increase in interest expense on long-term borrowings and debt securities issued resulting from increases in their average balances. Due to its nature as a capital company that does not provide deposit services, Shinhan Capital raises its capital through debt or equity financing when assets increase. However, net interest income increased year over year due to an increase in interest margin and continued asset growth.

Net fees and commission income increased by 6.9% from ~~W~~29 billion in 2021 to ~~W~~31 billion in 2022 primarily as a result of an increase in commission received as agency and an increase in investment banking fees. The increase in commission received as agency was principally due to an increase in management fees and performance fees earned by us acting as the general partner, primarily driven by the growth trend centered on corporate finance and investment banking. Investment banking fees increased mainly as a result of an increase in underwriting fees reflecting the expansion of business operations centered on corporate finance and investment banking.

Net other income decreased by 27.5% from ~~W~~80 billion in 2021 to ~~W~~58 billion in 2022, primarily due to a decrease in net gain on financial instruments at fair value through profit or loss and, to a lesser extent, an increase in net loss on foreign currency translation, which was offset in part by a decrease in provision for credit loss allowance. Net gain on financial instruments at fair value through profit or loss decreased mainly due to a decrease in gain on valuation of puttable financial instruments. Net loss on foreign currency translation increased as a result of weaker valuation of the Korean won. Provision for credit loss allowance decreased despite an additional provision for credit loss allowance reflecting the adverse impact of prolonged COVID-19 and economic uncertainty on our asset portfolio in 2022, principally due to an increase in reversal of provision for credit loss allowance resulting from the redemption of large loans, including loans for aircrafts, in 2022.

Comparison of 2021 to 2020

Operating income for the specialized credit business increased by 90.5% from ~~W~~179 billion in 2020 to ~~W~~341 billion in 2021.

Net interest income increased by 45.9% from ~~W~~159 billion in 2020 to ~~W~~232 billion in 2021 primarily reflecting the changes in loans measured at amortized cost. Interest income on loans denominated in Korean won increased resulting from an increase in the average balance of loans for working capital as a result of an increase in interest-earning financial assets related to corporate finance. Interest-earning financial assets related to corporate finance increased as the Shinhan Capital’s identity as a specialized credit company composed of investment banking and corporate finance, has been solidified since 2020. The increase in interest income on loans measured at amortized cost was partially offset by a decrease in interest income on loans for installment credit principally resulting from a decrease in the average balance of loans for auto and retail installment credit as a result of no additional new loans for installment credit in Shinhan Capital since transferring such assets to Shinhan Card in October, 2020.

Net fees and commission income increased by 38.1% from ~~W~~21 billion in 2020 to ~~W~~29 billion in 2021 primarily as a result of an increase in commission received as agency and an increase in investment banking fees. The increase in commission received as agency was principally due to an increase in management fees and performance fees earned by us as acting the general partner based on the growth trend centered on corporate finance and investment banking. Investment banking fees increased mainly as a result of an increase in underwriting fees reflecting the expansion of business operations centered on corporate finance and investment banking.

Net other income was ~~W~~80 billion in 2021 compared to net other expense of ~~W~~1 billion in 2020, primarily due to an increase in net gain on financial instruments at fair value through profit or loss and, to a lesser extent, a decrease in provision for credit loss allowance, which was offset in part by an increase in general and administrative expenses. Net gain on financial instruments at fair value through profit or loss increased mainly due to an increase in gain on valuation of puttable financial instruments. Despite an additional provision for credit loss allowance reflecting the adverse impact of COVID-19 on our asset portfolio in 2021, provision for credit loss allowance decreased principally due to an increase in reversal of provision for credit loss allowance resulting from the redemption of large loans, including loans for aircrafts, in 2021. General and administrative expenses increased mainly as a result of the expansion of experienced employees hiring and new hiring, salaries increase, the voluntary retirement first implemented, and in-house welfare fund contribution increase.

Others

Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Shinhan Credit Information, Shinhan Asset Management, Shinhan Savings Bank, Shinhan Asset Trust Co., Ltd. Shinhan REITs Management and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change
	2020		2021		2022		2020/2021	2021/2022

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	8	~~W~~	69	~~W~~	155	762.5%	124.6%
Net fees and commission income (expense)		347		415		394	19.6	(5.1)
Net other income (expense)		(197)		(224)		(386)	13.7	72.3

Operating income (expense)	~~W~~	158	~~W~~	260	~~W~~	163	64.6%	(37.3)%

N/M = not meaningful

Comparison of 2022 to 2021

Operating income for others decreased by 37.3% from ~~W~~260 billion in 2021 to ~~W~~163 billion in 2022.

Net interest income increased by 124.6% from ~~W~~69 billion in 2021 to ~~W~~155 billion in 2022 primarily due to an increase in net interest income of Shinhan Savings Bank and, to a lesser extent, an increase in net interest income of consolidated structured entities. Net interest income of Shinhan Savings Bank increased mainly due to an increase in interest income on loans at amortized cost as a result of an increase in the average balance of retail loans. The increase in net interest income of consolidated structured entities was principally due to an increase in interest income on loans measured at amortized cost.

Net fees and commission income decreased by 5.1% from ~~W~~415 billion in 2021 to ~~W~~394 billion in 2022 primarily due to Shinhan Credit Information whose net fee and commission income since the second half of the current year was included in the operating result of the credit card segment as it became a wholly-owned subsidiary of Shinhan Card in July 2022. To a lesser extent, net fee and commission income decreased due to the acquisition of Shinhan EZ General Insurance. Shinhan EZ General Insurance does not provide any services where fees or commissions are charged, thus only fees and commission expense were incurred, resulting in a decrease in net fees and commission income.

Net other expense increased by 72.3% from ~~W~~224 billion in 2021 to ~~W~~386 billion in 2022, primarily due to an increase in net other operating expense of our holding company and, to a lesser extent, a decrease in net other operating income of consolidated structured entities. The increase in net other operating expense of our holding company was mainly due to an increase in net loss on valuation of financial instruments at fair value through profit or loss, resulting from inflation and rising interest rates. Net other operating income of consolidated structured entities decreased due to a decrease in net gain on foreign currency translation as a result of the weakening of the Korean won.

Comparison of 2021 to 2020

Operating income for others increased by 64.6% from ~~W~~158 billion in 2020 to ~~W~~260 billion in 2021.

Net interest income was increased by 762.5% from ~~W~~8 billion in 2020 to ~~W~~69 billion in 2021 primarily due to an increase in net interest income of Shinhan Financial Group and, to a lesser extent, an increase in net interest income of consolidated structured entities. Net interest income of Shinhan Financial Group increased mainly reflecting a decrease in interest expense as a result of a decrease in interest rate, despite an increase in the average balance of debt securities issued. The increase in net interest income of consolidated structured entities was principally due to an increase in interest income on loans measured at amortized cost.

Net fees and commission income increased by 19.6% from ~~W~~347 billion in 2020 to ~~W~~415 billion in 2021 primarily due to an increase in income of Asia Trust Co., Ltd. resulting from the Group’s strengthening the non-banking portfolio through real estate business line. The increased income from Asia Trust Co., Ltd. was mainly due to the increased number of land trusts managed by Asia Trust Co., Ltd.

Net other expense increased by 13.7% from ~~W~~197 billion in 2020 to ~~W~~224 billion in 2021, primarily due to an increase in net other operating expense of our holding company, which was partially offset by an increase in net other operating income of consolidated structured entities. The increase in net other operating expense of our holding company was mainly due to a decrease in net gain on financial instruments at fair value through profit or loss. Net other operating income of consolidated structured entities increased as we recognized net gain on foreign currency transaction of ~~W~~34 billion in 2021 compared to net loss on foreign currency transaction of ~~W~~12 billion in 2020.

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2020		2021		2022		2020/2021	2021/2022

	(In billions of Won, except percentages)
Cash and due from banks at amortized cost	~~W~~	33,411	~~W~~	28,453	~~W~~	29,532	(14.8)%	3.8%
Financial assets at fair value through profit or loss		59,091		62,404		56,644	5.6	(9.2)
Derivative assets		5,634		3,799		6,462	(32.6)	70.1
Securities at fair value through other comprehensive income		58,316		64,838		63,662	11.2	(1.8)
Securities at amortized cost		47,283		49,930		57,971	5.6	16.1
Loans at amortized cost		356,222		389,137		412,292	9.2	6.0
Property and equipment, net		3,990		4,046		4,011	1.4	(0.9)
Intangible assets		5,481		5,645		5,808	3.0	2.9
Investments in associates		2,658		2,914		2,904	9.6	(0.3)
Current tax receivables		52		15		26	(71.2)	73.3
Deferred tax assets		215		135		1,052	(37.2)	679.3
Investment property		615		675		363	9.8	(46.2)
Net defined benefit assets		18		142		620	688.9	336.6
Other assets		32,194		35,975		34,508	11.7	(4.1)
Assets held for sale		54		44		29	(18.5)	(34.1)

Total assets	~~W~~	605,234	~~W~~	648,152	~~W~~	675,884	7.1%	4.3%

2022 Compared to 2021

Our assets increased by 4.3% from ~~W~~648,152 billion as of December 31, 2021 to ~~W~~675,884 billion as of December 31, 2022, principally due to increases in loans at amortized cost, securities at amortized cost, derivative assets, and cash and due from banks at amortized cost.

Our loans at amortized cost increased by 6.0% to ~~W~~412,292 billion as of December 31, 2022 from ~~W~~389,137 billion as of December 31, 2021, due primarily to an increase in corporate loans and, to a lesser extent an increase in retail loans.

Our securities at amortized cost increased by 16.1% to ~~W~~57,971 billion as of December 31, 2022 from ~~W~~49,930 billion as of December 31, 2021, due primarily to an increase in the balance of debt securities measured amortized cost, such as government bonds, financial institutions bond and corporate bonds.

Our derivative assets increased by 70.1% to ~~W~~6,462 billion as of December 31, 2022 from ~~W~~3,799 billion as of December 31, 2021, due primarily to an increase in foreign currency derivatives assets.

Our cash and due from banks at amortized cost increased by 3.8% to ~~W~~29,532 billion as of December 31, 2022 from ~~W~~28,453 billion as of December 31, 2021, due primarily to an increase in the balance of deposits denominated in foreign currency.

2021 Compared to 2020

Our assets increased by 7.1% from ~~W~~605,234 billion as of December 31, 2020 to ~~W~~648,152 billion as of December 31, 2022, principally due to increases in loans at amortized cost, securities at fair value through other comprehensive income, other assets and financial assets at fair value through profit or loss.

Our loans at amortized cost increased by 9.2% to ~~W~~389,137 billion as of December 31, 2021 from ~~W~~356,222 billion as of December 31, 2020, due primarily to an increase in corporate loans and, to a lesser extent an increase in retail loans.

Our securities at fair value through other comprehensive income increased by 11.2% to ~~W~~64,838 billion as of December 31, 2021 from ~~W~~58,316 billion as of December 31, 2020, due primarily to an increase in the balance of debt securities measured at fair value through other comprehensive income, such as government bonds, public bonds and corporate bonds.

Our Other assets increased by 11.7% to ~~W~~35,975 billion as of December 31, 2021 from ~~W~~32,194 billion as of December 31, 2020, due primarily to an increase in domestic exchange settlements debits.

Our Financial assets at fair value through profit or loss increased by 5.6% to ~~W~~62,404 billion as of December 31, 2021 from ~~W~~59,091 billion as of December 31, 2020, due primarily to an increase in the balance of debt securities measured at fair value through profit or loss, such as beneficiary certificates, equity investment with put option, CMA and corporate bonds.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2020		2021		2022		2020/2021	2021/2022

	(In billions of Won, except percentages)
Deposits	~~W~~	326,417	~~W~~	364,897	~~W~~	383,011	11.8%	5.0%
Financial liabilities at fair value through profit or loss		1,437		1,369		1,146	(4.7)	(16.3)
Financial liabilities designated at fair value through profit or loss		8,456		8,024		8,367	(5.1)	4.3
Derivative liabilities		5,017		3,587		7,705	(28.5)	114.8
Borrowings		41,594		43,167		49,279	3.8	14.2
Debt securities issued		75,134		80,149		77,289	6.7	(3.6)
Net defined benefit liabilities		63		51		15	(19.0)	(70.6)
Provisions		805		1,167		1,266	45.0	8.5
Current tax payable		390		703		702	80.3	(0.1)
Deferred tax liabilities		580		176		170	(69.7)	(3.4)
Liabilities under insurance contracts		53,459		54,333		54,315	1.6	—
Other liabilities		45,525		40,991		41,489	(10.0)	1.2

Total liabilities		558,877		598,614		624,754	7.1	4.4

Total equity attributable to equity holders of the Group		44,070		47,291		48,439	7.3	2.4
Non-controlling interests		2,287		2,247		2,691	(1.8)	19.8

Total equity		46,357		49,538		51,130	6.9	3.2

Total liabilities and equity	~~W~~	605,234	~~W~~	648,152	~~W~~	675,884	7.1%	4.3%

2022 Compared to 2021

Our total liabilities increased by 4.4% from ~~W~~598,614 billion as of December 31, 2021 to ~~W~~624,754 billion as of December 31, 2022, primarily due to an increase in deposits (which principally consist of customer deposits) and an increase in borrowings and, to a lesser extent, an increase in derivative liabilities.

Our deposits increased by 5.0% from ~~W~~364,897 billion as of December 31, 2021 to ~~W~~383,011 billion as of December 31, 2022, primarily due to an increase in time and savings deposits and demand deposits.

Our borrowings increased by 14.2% from ~~W~~43,167 billion as of December 31, 2021 to ~~W~~49,279 billion as of December 31, 2022 primarily as a result of an increase in borrowings denominated in Korean ~~W~~on including borrowings from the Bank of Korea.

Our derivative liabilities increased by 114.8% from ~~W~~3,587 billion as of December 31, 2021 to ~~W~~7,705 billion as of December 31, 2022, primarily due to an increase in foreign currency derivative liabilities.

Total equity increased by 3.2% from ~~W~~49,538 billion as of December 31, 2021 to ~~W~~51,130 billion as of December 31, 2022, largely due to an increase in retained earnings and an increase resulting from additional hybrid bonds issued by the Group.

2021 Compared to 2020

Our total liabilities increased by 7.1% from ~~W~~558,877 billion as of December 31, 2020 to ~~W~~598,614 billion As of December 31, 2022, primarily due to an increase in deposits (which principally consist of customer deposits) and an increase in debt securities issued and, to a lesser extent, an increase in borrowings.

Our deposits increased by 11.8% from ~~W~~326,417 billion as of December 31, 2020 to ~~W~~364,897 billion As of December 31, 2022, primarily due to an increase in time and savings deposits largely resulting from policies to increase liquidity including funding supports of government and local government due to prolonged COVID-19.

Our debt securities issued increased by 6.7% from ~~W~~75,134 billion as of December 31, 2020 to ~~W~~80,149 billion As of December 31, 2022, primarily due to an increase in debt securities issued denominated in Korean won.

Our borrowings increased by 3.8% from ~~W~~41,594 billion as of December 31, 2020 to ~~W~~43,167 billion as of December 31, 2021 primarily as a result of an increase in borrowings denominated in Korean won including borrowings from the Bank of Korea and other borrowings.

Total equity increased by 6.9% from ~~W~~46,357 billion as of December 31, 2020 to ~~W~~49,538 billion As of December 31, 2022, largely due to an increase in retained earnings and an increase resulting from additional hybrid bonds issued by the Group.

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

The following table sets forth our capital resources as of December 31, 2022.

	As of December 31, 2022
	(In billions of Won)
Deposits	~~W~~	383,011
Long-term debt		77,369
Call money		1,276
Borrowings from the Bank of Korea		5,100
Other short-term borrowings		34,002
Asset securitizations		9,545
Stockholders’ equity(1)		18,519

Total	~~W~~	528,822

Note:

(1)	Includes capital stock, share premium, and hybrid bonds issued.

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted 70.9% of our total funding as of December 31, 2020, 72.0% of our total funding as of December 31, 2021 and 72.4% of our total funding as of December 31, 2022. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. Even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

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

As of December 31, 2020, 2021 and 2022, ~~W~~6,816 billion, ~~W~~7,610 billion and ~~W~~7,308 billion, or 2.1%, 2.1% and 2.0%, respectively, of Shinhan Bank’s total deposits were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Government and Government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, our company, as well as Shinhan Bank may also issue long-term debt securities denominated in foreign currencies in overseas markets. Our company and Shinhan Bank each have a global medium term notes program under which foreign currency-denominated notes may be issued with an aggregate program limit of US$5 billion and US$8 billion, respectively. As of December 31, 2020, 2021 and 2022, our long-term debt amounted to ~~W~~75,089 billion, ~~W~~78,023 billion and ~~W~~77,369 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to ~~W~~21,503 billion, ~~W~~5,680 billion, ~~W~~2,225 billion and ~~W~~1,232 billion, or 70.2%, 18.5%, 7.3%, and 4.0%, respectively, of the funding for our credit card activities, as of December 31, 2022. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ~~W~~31,471 billion, ~~W~~35,372 billion and ~~W~~40,378 billion, as of December 31, 2020, 2021 and 2022, respectively, each representing 6.8%, 7.0% and 7.6% respectively, of our total funding as of such dates.

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

In addition, we obtain funding through issuance of hybrid bonds. The total of our hybrid bonds issued were ~~W~~4,197 billion. In 2022, the additional hybrid bonds of ~~W~~997 billion were newly issued to improve the capital adequacy ratio by expanding the capital.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2022.

	As of December 31, 2022 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total

	(In billions of Won)
Deposits	~~W~~	210,900	~~W~~	42,662	~~W~~	41,865	~~W~~	71,259	~~W~~	21,142	~~W~~	2,627	~~W~~	390,455
Borrowings		11,960		4,760		4,798		7,251		12,298		9,024		50,091
Debt securities issued		4,564		8,369		9,646		16,486		37,535		5,157		81,757
Lease liability		32		37		52		91		336		75		623

Total	~~W~~	227,456	~~W~~	55,828	~~W~~	56,361	~~W~~	95,087	~~W~~	71,311	~~W~~	16,883	~~W~~	522,926

Note:

(1)

Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings, debt securities issued and lease liability, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2022 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

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

The following table sets forth our commitments and guarantees as of December 31, 2022. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2022 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total

	(In billions of Won)
Commitments to extend credit(1)	~~W~~	76,350	~~W~~	15,414	~~W~~	16,084	~~W~~	107,848
Commercial letters of credit(2)		3,033		105		—		3,138
Financial guarantees(3)		2,963		1,214		6		4,183
Performance guarantees(4)		5,409		3,272		41		8,722
Liquidity facilities to SPEs(5)		1,102		677		154		1,933
Acceptances(6)		654		5		—		659
Endorsed bills(7)		7,057		1		—		7,058
Unused credit limits on credit cards		90,533		—		—		90,533
Other		2,030		1,378		3,047		6,455

Total	~~W~~	189,131	~~W~~	22,066	~~W~~	19,332	~~W~~	230,529

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

Capital Adequacy

The Financial Services Commission regulations require that capital ratios be computed based on our consolidated financial statements under IFRS and regulatory guidelines. The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2020, 2021 and 2022 based on Basel III.

	As of December 31,
	2020		2021		2022

	(In millions of Won, except percentages)
Tier I Capital:
Tier I CE Capital	~~W~~	32,461,864	~~W~~	35,469,554	~~W~~	37,287,768
Paid-in capital		2,882,231		2,882,231		2,882,231
Capital reserve		10,692,543		10,692,438		10,692,438
Retained earnings		27,777,169		30,541,300		33,342,633
Non-controlling interests in consolidated subsidiaries		66,966		50,475		52,851
Others		(8,957,045)		(8,696,890)		(9,682,385)
Additional Tier I Capital		3,805,372		4,965,931		6,018,792

Total Tier I Capital	~~W~~	36,267,236	~~W~~	40,435,485	~~W~~	43,306,561

Tier II Capital:
Allowances for credit losses		700,892		743,451		962,384
Subordinated debt		70,000		—		—
Others		2,670,949		2,684,500		2,752,016

Total Tier II capital	~~W~~	3,441,841	~~W~~	3,427,951	~~W~~	3,714,400

Total Capital	~~W~~	39,709,077	~~W~~	43,863,436	~~W~~	47,020,961

Risk-weighted assets
Credit risk	~~W~~	220,626,623	~~W~~	235,174,053	~~W~~	254,233,024
Market risk		11,768,520		14,042,483		13,927,045
Operational risk		19,926,283		21,475,647		23,382,529

Total risk-weighted assets	~~W~~	252,321,426	~~W~~	270,692,183	~~W~~	291,542,598

Capital adequacy ratio		15.74%		16.20%		16.13%
Tier I capital adequacy ratio		14.37%		14.94%		14.85%
Common equity capital adequacy ratio		12.87%		13.10%		12.79%

	As of December 31,
	2020		2021		2022
	(Percentages)
Group BIS ratio(1)		15.74%		16.20%		16.13%
Total capital adequacy ratio of Shinhan Bank		18.47		18.18		17.77
Adjusted equity capital ratio of Shinhan Card(2)		19.91		18.85		18.61
Solvency ratio for Shinhan Life Insurance(3)		249.5		284.6		266.0

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

ITEM 5.C.	Research and Development, Patents and Licenses, etc.

Not applicable.

ITEM 5.D.	Trend Information

These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E.	Critical Accounting Estimates

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive director is as follows:

Name	Date of Birth	Position	Executive Director Since	Date Term Ends(1)
Jin Okdong	Feb. 21, 1961	Chief Executive Officer	March 23, 2023	March 2026

Note:

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Okdong is our Chief Executive Officer. Prior to being elected to his current position on March 23, 2023, Mr. Jin served as the chief executive officer of Shinhan Bank from 2019 to 2023. Mr. Jin served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

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

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Bae Hoon	Mar. 30, 1953	Outside Director	March 25, 2021	March 2024
Sung Jae-ho	Mar. 18, 1960	Outside Director	March 27, 2019	March 2024
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2024
Lee Yoon-jae	Nov. 3, 1950	Outside Director	March 27, 2019	March 2024
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2024
Choi Jae Boong	Feb. 18, 1965	Outside Director	March 25, 2021	March 2024
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2024
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2024
Jin Hyun-duk	Sep. 10, 1955	Outside Director	March 26, 2020	March 2024

Note:

(1)	The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

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

Kim Jo Seol has been newly appointed as our outside director since March 24, 2022. Ms. Kim is a Korean-Japanese professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms Kim received a Ph.D. in economics from Osaka City University.

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

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position	In Charge of
Jang Dong-ki	Jan. 2, 1964	Deputy President	Global Markets & Securities Business Group
Wang Ho-min	Mar. 4, 1964	Deputy President and Chief Compliance Officer	Compliance Team
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer	Shinhan Leadership Center Management Support Team ICT Planning Team
Ahn Jun Sik	May 1, 1965	Deputy President and Chief Public Relations Officer	Brand PR Division
Kim Soung Jo	Jan. 18, 1967	Deputy President	Group Audit
Bang Dong-kwon	Feb. 10, 1966	Deputy President and Chief Risk Officer	Risk Management Team Risk Model Validation Team Credit Review Team
Lee Taekyung	May. 30, 1966	Deputy President and Chief Financial Officer	Finance Management Team Investor Relations Team Accounting Division
Kim Myoung Hee	Jan. 16, 1968	Deputy President and Chief Digital Officer	Digital Planning Team
Koh Seogheon	Sept. 27, 1968	Deputy President and Chief Strategy & Sustainability Officer	Strategic Planning Team ESG Planning Team
Kim Tae Youn	Jul. 7, 1968	Executive Director and Head of Global and New Business Division	Global and New Business Division

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

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2022 was ~~W~~6.3 billion, consisting of ~~W~~4.5 billion in salaries and wages and ~~W~~1.8 billion in bonus payments.

We do not offer any service contracts to outside directors upon their retirement, but we may offer such service contracts to certain members of our senior management upon termination of their employment with us. We do not pay any severance payment to outside directors upon their retirement, but we pay fixed sums of severance payment to members of our senior management pursuant to our internal guidelines on severance payments. In 2022, we accrued ~~W~~0.2 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2022, we have no stock options that remain unexercisable. We did not record any accrued expense for stock options in 2022.

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

Neither performance units nor performance shares have been granted to outside directors. In 2022, we recognized no accrued expenses for performance units and ~~W~~12.7 billion as accrued expenses for performance shares.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in December 2016, we are required to disclose in our Korean annual report the individual annual compensation (including stock options) paid by us to our directors and statutory auditors if the individual annual compensation for such persons is ~~W~~500 million or greater.

In 2022, Cho Yong-byoung, our former Chief Executive Officer, received ~~W~~851 million, consisting of salaries and wages. In addition, in 2022, Mr. Cho was granted 26,747 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during four years, beginning with the fiscal year in which such shares were granted.

The Group determines annual incentive compensation by conducting performance evaluations. Performance measures include quantitative measures, such as total shareholder return, profitability, risk-adjusted return, nonperforming loan ratios before sales and write-offs and efficiency ratios, as well as qualitative measures such as the achievement of pre-established strategic initiatives. The Group determines long-term incentive compensation by conducting performance evaluations over a four-year period. Performance measures include quantitative measures, such as the relative stock price performance, net profit, adjusted ROE and non-performing loans ratio. The maximum number of performance shares that may be granted to directors of the board of the Group in respect of the fiscal year 2023 has been set at 30,000 shares in the aggregate.

ITEM 6.C.	Board Practices

Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and 9 outside directors, has the ultimate responsibility for the management of our affairs.

Our Articles of Incorporation provide for no less than three but no more than fifteen directors, the number of outside directors must be more than 50% of the total number of directors, and we must maintain at least three outside directors. All directors are elected for a term not exceeding three years as determined by the shareholders’ meeting, except that outside directors are elected for a term not exceeding two years, provided that the term of re-election shall not exceed one year and the term cannot be extended in excess of six years. The aggregate term served as an outside director of us or any of our subsidiaries shall not exceed nine years.

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

Committees of the Board of Directors

We currently have seven management committees that serve under the board:

•	the Risk Management Committee;

•	the Audit Committee;

•	the Remuneration Committee;

•	the Committee for Recommending Candidates for Independent Directors and Members of Audit Committee;

•	the Committee for Recommending Candidates for CEO;

•	the Environment, Social and Governance (ESG) Strategy Committee; and

•	the Subsidiary’s CEO Recommendation Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Risk Management Committee

The Risk Management Committee currently consists of three outside directors, namely Lee Yong Guk (Chair), Sung Jae-ho and Choi Jae Boong. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of three outside directors, namely Yoon Jaewon (Chair), Kwak Su Keun, Bae Hoon. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of shareholders. The committee holds regular meetings every quarter.

Remuneration Committee

The Remuneration Committee currently consists of four outside directors, namely Sung Jae-ho (Chair), Kwak Su Keun, Kim Jo Seol, Lee Yoon-jae. At least one-half of the members of this committee must be outside directors and currently all members of Remuneration Committee are outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for recommending candidates for independent directors and members of audit committee currently consists of five outside directors, namely Choi Jae Boong (Chair), Kim Jo Seol, Yoon Jaewon, Jin Hyun-duk and Lee Yong Guk. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions, audit committee members and related matters. However, when the procedure for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

Committee for Recommending Candidates for CEO

The Committee for recommending candidates for Chief Executive Officer (CEO) was established in March 2012 and currently consists of six directors, namely Sung Jae-ho (Chair), Jin Hyun-duk, Lee Yoon-jae, Bae Hoon, Lee Yong Guk and Choi Jae Boong. However, when the meeting for final selection of candidates for Chief Executive Officer, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. This committee is responsible for matters concerning the recommendation of candidates for the CEO including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee was established in March 2015 and currently consists of five directors, namely Kwak Su Keun (Chair), Kim Jo Seol, Yoon Jaewon, Lee Yong Guk and Jin Okdong. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability report and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy toward climate change.

Subsidiary’s CEO Recommendation Committee

The Subsidiary’s CEO Recommendation Committee was established in March 2021 and currently consists of five directors, namely Jin Okdong (Chair), Kwak Su Keun, Lee Yoon-jae, Bae Hoon, Sung Jae-ho. This committee is responsible for matters concerning the evaluation of subsidiary management leadership, establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

ITEM 6.D.	Employees

At the holding company level, we had 152, 165 and 171 regular employees as of December 31, 2020, 2021 and 2022, respectively, almost all of whom are employed within Korea. Our subsidiaries had 21,500, 21,365 and 22,700 regular employees as of December 31, 2020, 2021 and 2022, respectively, almost all of whom are employed within Korea. In addition, we had seven, three and five non-regular employees at the holding company level as of December 31, 2020, 2021 and 2022, respectively, and 1,436, 1,942 and 2,041 non-regular employees at the subsidiary level as of December 31, 2020, 2021 and 2022, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 1.07% were managerial or executive employees.

8,799 employees of Shinhan Bank and 311 employees of Jeju Bank were members of the Korean Financial Industry Union as of December 31, 2022. 2,107 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2022. 2,687 employees of Shinhan Securities, 1,221 employees of Shinhan Life Insurance and 210 employees of Shinhan AITAS were members of the Korea Finance & Service Workers’ Union as of December 31, 2022.

Under Korean law, we may not terminate full time employees except under limited circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2020, 2021 and 2022, we recognized liabilities (asset) for defined benefit obligations of ~~W~~44 billion, ~~W~~(91) billion and ~~W~~(605) billion, respectively. See Note 25 of the notes to our consolidated financial statements included in this annual report.

ITEM 6.E.	Share Ownership

As of March 15, 2023, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 84,784 shares of our common stock, representing approximately 0.02% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2022, the employee stock ownership association owned 26,121,183 shares of our common stock.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2022, there were no unexercisable stock options.

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

ITEM 6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2022.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service	40,476,692	7.96%
BlackRock Fund Advisors(1)	30,250,549	5.95%
Shinhan Financial Group Employee Stock Ownership Association	26,121,183	5.13%
Centennial Investment Limited	20,239,539	3.98%
BNP Paribas SA	18,690,310	3.67%
Supreme, L.P.	18,690,000	3.67%
Citibank, N.A. (ADR Department)	15,254,583	3.00%
The Government of Singapore	13,078,530	2.57%
KT	10,877,651	2.14%
Vanguard Total International Stock Index	6,602,322	1.30%
Norges Bank	5,168,159	1.02%
Others	303,335,351	59.62%

Total	508,784,869	100.00%

Note:

(1)	Based on Form SC 13G filed by BlackRock, Inc. on February 13, 2023.

As of December 31, 2022, the number of treasury shares held by us is 6,352 common shares, which do not have voting rights. Other than those listed above, no other person or entity known by us, jointly or severally, directly or indirectly own more than 1% of our issued and outstanding voting securities or otherwise exercise control or could exercise control over us. None of our shareholders have different voting rights.

As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value ~~W~~5,000 per share.

As of December 31, 2022, the latest date on which we closed our shareholders’ registry, 606 shareholders of record were notated as U.S. persons, holding in the aggregate 23.89% of our then total outstanding shares

(including Citibank, N.A., as the depositary for our American depositary shares, each representing one share of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

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

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2022, BNP Paribas held 18,690,310 shares, or 3.67% of our total common stock.

As of December 31, 2020, 2021 and 2022, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~5.1 billion, ~~W~~6.1 billion and ~~W~~6.6 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

We and our subsidiaries are involved in various legal actions and regulatory proceedings arising from the normal course of business. As of December 31, 2022, we and our subsidiaries were defendants in pending lawsuits (including regulatory proceedings) in the aggregate claim amount of ~~W~~531 billion, for which we recorded a provision of ~~W~~29 billion. We also recorded additional ~~W~~4 billion for insurance contract liabilities (reserve for claims) for litigations, etc.

In October 2018, the Financial Supervisory Service requested Shinhan Bank to submit supporting documents in connection with allegations of inadequate compliance controls. In November 2018, the Financial Supervisory Service notified Shinhan Bank of an institutional caution for alleged deficiencies in its customer due diligence and imposed an administrative fine of ~~W~~100 million citing negligence in carrying out its customer verification obligations. In December 2019, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of ~~W~~3 billion for alleged prohibited activities, including promotional activities for specified money trusts, investment solicitation for derivatives and management of trust properties. In 2021, the Korea Exchange imposed a total of three penalties on Shinhan Securities for regulatory violations, totaling ~~W~~2.7 million in fines. In 2021, the Financial Supervisory Service imposed a total of eight penalties against Shinhan Securities for regulatory violations, totaling ~~W~~4,092 million in fines, which include a fine of ~~W~~1,800 million for certain employees’ violation of conflict of interest obligations in connection with the Lime Asset incident and a fine of ~~W~~1,160 million for violation of rules against advertising certain money trust products. In 2022, the Korea Exchange imposed a total of four penalties on Shinhan Securities for regulatory violations, totaling ~~W~~2.0 million in fines. In 2022, the Financial Supervisory Service imposed a total of four penalties against Shinhan Securities for regulatory violations, totaling ~~W~~600.9 million in fines. In January 2020, the Financial Supervisory Service notified Shinhan Life Insurance of an institutional caution and imposed an administrative fine of ~~W~~266 million for allegedly omitting certain information regarding the level of expenses deducted from premiums paid when selling savings insurance products over the telephone. In February 2021, the Financial Supervisory Service notified Shinhan Bank of an institutional warning and imposed an administrative fine of ~~W~~2.1 billion for reasons including alleged violation of internal regulations and reporting procedures in connection with Shinhan Bank’s designation as the primary bank for Seoul Metropolitan Government in 2018. In March 2021, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of ~~W~~31.2 million for alleged violation of the safety standard in operating its information system in respect of the electronic financial transaction and alleged negligence in notifying its customers of the errors occurred to the electronic financial transaction and measures taken to correct the errors. In January 2021, the Financial Services Commission imposed a fine of ~~W~~28.8 million on Shinhan Card citing failure to discard personal information after transaction.

On September 17, 2018, the Prosecutors’ Office indicted our former Chief Executive Officer, who previously served as Shinhan Bank’s president, chief executive officer and executive director from March 2015 through March 2017, for allegedly influencing the hiring process of new employees in an illegal manner while he occupied such position at Shinhan Bank. On June 30, 2022, he was acquitted by the Supreme Court of such allegations. We believe that we have robust and fair internal procedures for hiring new employees. As part of Shinhan Bank’s efforts to enhance fairness and transparency of its hiring practices, Shinhan Bank has adopted the model hiring procedures promulgated by the Korea Federation of Banks, and beginning in 2018 has established a hiring committee consisting of third-party human resources experts and internal compliance officers.

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

Certain investors in funds of Lime Asset have filed dispute mediation claims to the Financial Supervisory Service and criminal and civil claims against Lime Asset, as well as against financial institutions that have sold such products, claiming they learned of the change in the trade finance fund’s investment method and losses only in October 2019 and that they were also misguided and not fully informed of the risks associated with these funds when investing in such products. The Financial Supervisory Service conducted a comprehensive audit in November and December 2019. In February 2020, the Prosecutors’ Office of Korea announced that they had launched an investigation into Lime Asset as well as Shinhan Securities and also searched Shinhan Bank’s headquarters on July 1, 2020 in connection with this matter. In November 2020, the Financial Supervisory Service imposed a partial business suspension on Shinhan Securities and suspension from duties and a cautionary warning to its two former CEOs. On December 5, 2021, the Supreme Court concluded that a former employee of Shinhan Securities was partially guilty on charges of conspiring to conceal from investors Lime Asset’s losses and change in investment target and imposed a sentence of eight years’ imprisonment and a ~~W~~300 million fine. On December 10, 2021, the Financial Supervisory Service imposed a partial business suspension and a fine of ~~W~~4 billion on Shinhan Securities, and a cautionary warning on two former employees of Shinhan Securities in connection with alleged violations of the Capital Markets Act and the Act on Real Name Financial Transactions and Confidentiality. On February 14, 2023, a fine of ~~W~~1.8 billion on Shinhan Securities was confirmed. On March 15, 2023, Seoul Southern District Court imposed a fine of ~~W~~50 million on Shinhan Securities for violation of the Financial Investment Services and Capital Markets Act of Korea in failing to properly monitor its employees involved in the sale of Lime Asset products. On April 22, 2021, the sanctions committee of the Financial Supervisory Service recommended a partial business suspension and fine of ~~W~~8.7 billion on Shinhan Bank, a cautionary warning to the CEO of Shinhan Bank, an institutional caution and fine of ~~W~~50 million on Shinhan Financial Group and a caution to the CEO of Shinhan Financial Group in connection with Shinhan Bank’s alleged improper solicitation of troubled Lime Asset funds and management’s oversight in risk management. On July 11, 2022, the partial business suspension and the fine of ~~W~~5.7 billion on Shinhan Bank and a cautionary warning to the CEO of Shinhan Bank were confirmed. The fine on Shinhan Financial Group recommended by the sanctions committee will be deliberated at the Securities and Futures Commission of the Financial Services Commission and will be confirmed if approved at a regular meeting of the Financial Services Commission.

In May 2020, Shinhan Securities announced that its board of directors has resolved to compensate certain investors for amounts ranging between 30% to 70% (in the case of retail investors) and 20% to 50% (in the case of institutional investors) of the amount of such investor’s investment in Lime Asset products. In June 2020, Shinhan Bank announced that its board of directors has resolved to make prepayments to investors in certain Lime Asset funds that have reached maturity in an amount equal to 50% of such investor’s investment in the relevant product. On June 30, 2020, the Financial Dispute Mediation Committee of the Financial Supervisory Service recommended through a non-binding ruling for brokerages, including Shinhan Securities, to return 100% of the amount of investors’ investment in certain of Lime Asset products sold after November 2018 in the aggregate of approximately ~~W~~161 billion. In August 2020, the board of directors of Shinhan Securities resolved to accept the non-binding ruling for certain Lime Asset’s trade finance funds sold around November 2018. With these resolutions by the board of directors of Shinhan Securities, the total amount of compensation to investors of Lime Asset funds that Shinhan Securities has agreed to pay has reached ~~W~~42.46 billion. On April 19, 2021, the Financial Dispute Mediation Committee of the Financial Supervisory Service recommended through a non-binding ruling that Shinhan Bank compensate investors in such Lime Asset funds in amounts ranging from 40% to 80% of the losses incurred by the investors by way of making prepayments, with adjustments to be made depending on particular facts, such as the nature of the investor (e.g., whether retail or institutional investor, the age and experience level of the investor, etc.) and adequacy of documentation. In 2022, in accordance with such compensation guideline recommended by the Financial Dispute Mediation Committee, Shinhan Bank completed its voluntary settlement process with substantially all of such investors in Lime Asset funds.

In June 2020, the Financial Supervisory Service launched an investigation into Discovery Asset Management Co., Ltd. (“Discovery Asset”), which operated funds that invested in certain funds in the U.S. managed by Direct Lending Investment, LLC (“DLI”). In April 2019, the U.S. Securities and Exchange Commission obtained a preliminary injunction and order appointing a receiver to freeze DLI’s funds based on the complaint that DLI fabricated values of its assets under management and reported returns. In response, Discovery Asset suspended withdrawals from funds under its management, thereby freezing approximately ~~W~~256 billion in total of its investors’ funds as of April 2019. While neither Shinhan Bank nor Shinhan Securities was involved in sale of such DLI-related funds structured by Discovery Asset, Shinhan Bank and Shinhan Securities did sell other Discovery Asset funds (affected by such suspension of withdrawal) to investors in Korea. Between 2017 and 2019, Shinhan

Bank and Shinhan Securities sold approximately ~~W~~93.6 billion and ~~W~~50.8 billion, respectively, of such Discovery Asset products (unrelated to DLI funds), of which only Shinhan Bank has recovered approximately ~~W~~45.1 billion from Discovery Asset. In 2022, Shinhan Bank completed its voluntary settlement process with substantially all of such investors in Discovery Asset funds, and Shinhan Securities is in discussion with the investors to settle these amounts based on mutually agreeable terms.

From May 2017 to December 2018, Shinhan Securities sold approximately ~~W~~390.7 billion of certain German Heritage DLS Products. As of December 31, 2022, the principal amount of German Heritage DLS Products that have become eligible for payment but for which payment has been delayed is ~~W~~379.9 billion. The German Heritage DLS Products are derivative-linked trust products where performance is based on underlying Singapore funds that invest in Germany’s monument status building development projects. Since July 2019, maturity payments have been delayed on the German Heritage DLS Products as recovery on the underlying funds has been delayed. In March 2020, Shinhan Securities announced that its board of directors has resolved to make prepayments to investors who have consented to the extension of maturity in an amount equal to 50% of the amount of such investor’s investments in the German Heritage DLS Products. As of December 31, 2022, Shinhan Securities recognized ~~W~~343.8 billion in non-operating expenses as provisions for potential future compensation in connection with the sale of German Heritage DLS Products.

The prepayments made or to be made by Shinhan Bank and Shinhan Securities to investors of Lime Asset funds, Discovery Asset funds and German Heritage DLS Products, respectively, as explained above, have been or will be, as the case may be, settled at the time of recovery of the underlying funds. If the amount recovered on the underlying fund is less than the amount prepaid to investors, Shinhan Bank and Shinhan Securities may not be able to recover from investors the amount of the prepaid amount that is in excess of the recovered amount and accordingly suffer losses. Depending on the performance of such underlying funds, we may record provisions for credit loss allowance to account for expected future losses.

During the fiscal year 2022, Shinhan Bank and Shinhan Securities recorded ~~W~~54.6 billion and ~~W~~116.2 billion, respectively, for credit loss allowance to account for expected future losses associated with financial products, including Lime Asset, Discovery Asset and German Heritage DLS Products. Depending on a variety of factors, including those outside the control of Shinhan Bank or Shinhan Securities, such as the performance of the underlying funds and progression of discussions with investors, Shinhan Bank or Shinhan Securities may record additional provisions for credit loss allowance to account for expected future losses from these or other financial products, and there is no guarantee that such amounts, if any, will not be significant. In response to increased incidents involving alleged improper sales of financial products such as those involving Lime Asset products, Discovery Asset products and German Heritage DLS Products, we have taken additional measures to improve our risk management systems and internal controls to prevent similar incidents. Shinhan Bank and Shinhan Securities have each updated their internal controls and performance evaluation systems and have made improvements to various stages of the sales cycle for financial products. For example, Shinhan Bank and Shinhan Securities have both upgraded their product review departments (which were initially under the investment products and services divisions) to independent divisions, thereby facilitating independent review and thorough assessment of the merits of financial products prior to such products being sold through sales channels. In addition, we have modified the composition of key performance indicators used as a basis for personnel evaluations and promotions to move away from simply increasing the volume of sales, thereby further incentivizing employees to adhere to prudent sales practices and avoid speculative or high risk sales.

In June 2022, Shinhan Bank voluntarily reported to the Financial Supervisory Service certain overseas wire transfers made in 2020 and 2021 which Shinhan Bank had detected as unusual based on its internal monitoring system. After similar activities were also reported by another major Korean bank, the Financial Supervisory Service launched an investigation in August 2022 into wire transfers made under similar circumstances across all major banks in Korea, including Shinhan Bank. In an interim report released in September 2022, the Financial Supervisory Service reported that approximately more than US$7.2 billion of suspicious overseas wire transfers were made through 12 banks, of which approximately US$2.36 billion had been wired through Shinhan Bank and that at least some of these transfers were allegedly related to cryptocurrency arbitrage transactions. The Financial Supervisory Service and the Seoul Central District Prosecutor’s Office are currently investigating these wire transfers and the parties involved, including in relation to any violation of certain monitoring and reporting obligations under the Foreign Exchange Transactions Act of Korea and the Act on Reporting and Use of Certain Financial Transaction Information of Korea. In December 2022, the Financial Supervisory Service made a recommendation to improve Shinhan Bank’s fraud detection system, including allocating sufficient staff and establishing a computer system dedicated to identifying digital asset-related transactions and assessing risks related to digital asset management. Such investigations are ongoing, and it is difficult to predict the results of these proceedings and the potential impact they may have on us.

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

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low	(Shares)	High	Low	(ADSs)
2018	53,400	39,050	1,024,181	50.35	34.78	101,168
2019	48,000	38,350	987,989	40.54	32.23	85,258
2020	42,750	22,200	2,366,124	37.45	17.37	144,214
2021	43,000	30,650	1,784,390	39.07	27.67	112,478
First Quarter	37,450	30,650	2,987,958	33.54	27.67	126,331
Second Quarter	43,000	36,350	1,570,402	39.07	32.94	124,956
Third Quarter	40,400	37,100	1,339,266	35.67	31.66	97,602
Fourth Quarter	40,700	34,650	1,290,183	34.67	29.14	101,702
2022	43,200	33,400	1,303,530	34.60	23.00	154,790
First Quarter	41,500	36,400	1,531,090	34.32	29.41	162,315
Second Quarter	43,200	37,050	1,287,123	34.60	28.56	123,982
Third Quarter	37,900	33,400	1,259,431	28.92	23.00	178,305
Fourth Quarter	38,500	34,500	1,148,202	29.67	23.59	153,817
October	37,050	34,500	1,262,222	25.79	23.59	206,267
November	38,100	35,550	1,117,029	29.02	24.79	153,786
December	38,500	35,200	1,077,698	29.67	27.93	101,400
2023 (through April 17)	44,900	34,300	1,607,873	36.62	25.59	153,715
January	44,900	34,300	1,915,676	36.62	27.48	117,425
February	42,450	37,900	1,546,140	35.09	29.23	132,916
March	37,700	34,450	1,670,581	29.74	25.59	197,504
April (through April 17)	35,500	34,300	1,082,793	27.11	26.14	165,100

Source: Korea Exchange; New York Stock Exchange.

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

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

As of December 29, 2022, the aggregate market value of equity securities listed on the KOSPI was approximately ~~W~~1,767 trillion. The average daily trading volume of equity securities for 2022 was approximately 595 million shares with an average transaction value of ~~W~~9,008 billion.

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

	Opening(1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1,383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017	2,026.16	2,557.97	2,026.16	2,467.49
2018	2,479.65	2,598.19	1,996.05	2,041.04
2019	2,010.00	2,248.63	1,909.71	2,197.67
2020	2,175.17	2,873.47	1,457.64	2,873.47
2021	2,944.45	3,305.21	2,839.01	2,977.65
2022	2,988.77	2,989.24	2,155.49	2,236.40
2023 (through April 18)	2,225.67	2,575.91	2,218.68	2,567.34

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 30% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price	Rounded Down to Won
Less than 2,000	1
2,000 to less than 5,000	5
5,000 to less than 20,000	10
20,000 to less than 50,000	50
50,000 to less than 200,000	100
200,000 to less than 500,000	500
500,000 or more	1,000

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

		Total Market Capitalization			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)		(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)		(Thousands of Dollars)(1)
2000	704	~~W~~	188,041,490	$148,414,751	306,163	~~W~~	2,602,211	$2,053,837
2001	689		255,850,070	194,784,979	473,241		1,997,420	1,520,685
2002	683		258,680,756	218,056,778	857,245		3,041,598	2,563,937
2003	684		355,362,626	298,123,008	542,010		2,216,636	1,859,594
2004	683		412,588,139	398,597,371	372,895		2,232,109	2,156,419
2005	702		655,074,595	648,588,708	467,629		3,157,662	3,126,398
2006	731		704,587,508	757,620,976	279,096		3,435,180	3,693,742
2007	746		951,917,907	1,017,223,666	363,846		5,540,151	5,920,229
2008	765		576,927,703	457,153,489	355,440		5,190,180	4,112,663
2009	770		887,935,183	763,060,356	485,657		5,795,552	4,980,495
2010	777		1,141,885,458	1,009,981,831	380,859		5,619,768	4,970,607
2011	791		1,041,999,162	899,438,206	353,760		6,863,146	5,924,166
2012	784		1,154,294,167	1,085,638,395	486,480		4,823,643	4,536,739
2013	777		1,185,973,724	1,123,826,139	328,325		3,993,422	3,784,158
2014	773		1,192,252,867	1,092,907,569	278,082		3,983,580	3,651,646
2015	770		1,242,832,089	1,062,885,563	455,256		5,351,734	4,576,870
2016	779		1,308,440,374	1,087,015,348	376,773		4,523,044	3,757,617
2017	774		1,605,820,912	1,504,422,814	340,457		5,325,760	4,989,470
2018	788		1,343,971,858	1,207,630,387	397,972		6,548,622	5,884,286
2019	799		1,475,909,366	1,277,290,667	470,723		4,989,807	4,318,309
2020	795		1,980,543,162	1,823,536,656	895,256		12,200,417	11,233,235
2021	818		2,203,366,546	1,853,749,408	1,039,479		15,424,224	12,976,800
2022	820		1,767,235,221	1,402,345,041	595,197		9,008,398	7,148,387
2023 (through April 18)	824		2,029,777,854	1,610,679,141	577,293		8,935,088	7,090,214

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

Our articles of incorporation, which was last amended on March 23, 2023, is annexed to this annual report as Exhibit 1.1.

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

General

As of December 31, 2022 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. As of December 31, 2022, the number of our issued and outstanding common shares was 508,784,869.

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

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of December 31, 2022, our authorized but unissued share capital was 473,733,131 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Distribution of Free Shares.” Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares. The par value of our common shares per share is ~~W~~5,000.

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

The table below sets forth the cash dividend per share of common stock and the cash dividend per share of preferred stock declared by us in respect of the years ended December 31, 2020, 2021 and 2022.

Dividends

	Year Ended December 31,
	2020		2021		2022

	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	~~W~~	1,500	~~W~~	1,960	~~W~~	2,065
In U.S. Dollars(1)		$1.38		$1.65		$1.64
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	1,716	~~W~~	1,960	~~W~~	2,065
In U.S. Dollars(1)		$1.58		$1.65		$1.64

N/A = not available

Note:

(1)

Won amounts for 2020, 2021 and 2022 are expressed in U.S. Dollar at the rate of ~~W~~1,086.1, ~~W~~1,188.6 and ~~W~~1,260.2, respectively, to US$1.00, the Noon Buying Rate in effect on December 31, 2020, 2021 and 2022, respectively, for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

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

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2022, the employee stock ownership association owned 26,121,183 shares, or 5.13%, of our common stock.

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

Voting Rights

Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, more than one-tenth of the outstanding capital stock of which is directly or indirectly owned by such shareholder, may not be exercised. Unless stated otherwise in a company’s Articles of Incorporation, the Korean Commercial Code permits holders of an aggregate of 3% (1%, in case of a company whose total assets as at the end of the latest fiscal year is ~~W~~2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our Articles of Incorporation currently do not prohibit cumulative voting. If a listed company’s total assets amounted to ~~W~~ 2 trillion or more as of the end of the latest fiscal year, the company is required to establish and maintain an audit committee, whose members must be composed of directors of such company as appointed at a shareholders meeting. At least one member of the audit committee must be an outside director of such company. For a large listed company with total assets of ~~W~~2 trillion or more as of the end of the latest fiscal year and a listed company with total assets of ~~W~~100 billion or more as of the end of the latest fiscal year that has established an audit committee instead of a full-time auditor, the company is required that at least one director (or more than two directors, if specified in the articles of incorporation) who will serve as an audit committee member must be appointed separately from the other directors at the general meeting of shareholders. If the aggregate number of voting shares held by any shareholder exceeds 3% of the total number of issued and outstanding voting shares, then the shareholder may not exercise its voting rights with respect to the shares it holds in excess of such 3% threshold to elect or remove a member of the audit committee. In case the shareholder is the company’s largest shareholder, the shareholder and its specially related persons (as defined under the relevant laws) may not exercise their voting rights with respect to the shares they collectively hold in excess of the 3% threshold to elect or remove the audit committee member who is not an outside director of the company. If the listed company’s total assets amounted to ~~W~~100 billion or above but below ~~W~~2 trillion as of the end of the latest fiscal year, the company is required to appoint at least one standing director or one director to its audit committee through a shareholders’ meeting. If the aggregate number of voting shares held by any shareholder of such company exceeds 3% of the total number of issued and outstanding voting shares, then the shareholder may not exercise its voting rights with respect to the shares it holds in excess of the 3% threshold to elect or remove the company’s statutory auditor.

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

Securities Transaction Tax

If you transfer common shares through the Korea Exchange in 2023, you will be subject to a securities transaction tax at the rate of 0.05% (with such rate to be reduced to 0.03% if the transfer is made in 2024 and no such securities transaction tax to be imposed on transfers starting January 1, 2025) and an agriculture and fishery special surtax at the rate of 0.15% of the sales price of common shares. If your transfer of common shares is not made through the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate 0.35% but will not be subject to an agriculture and fishery special surtax.

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

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty, all of which are subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances, and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank or one of certain other financial institutions;

•	a dealer in securities or currencies;

•	an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	a trader in securities that has elected to use a mark-to-market method of accounting for your securities holdings;

•	a person holding common shares or ADSs as part of a hedging, conversion, constructive sale or integrated transaction or a straddle;

•	a person liable for the alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•

a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement; or

•	a person whose functional currency is not the U.S. Dollar.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you are urged to consult your tax advisor.

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

Distributions on Common Shares or American Depositary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of distributions on our common shares or ADSs (including amounts withheld to reflect Korean withholding tax) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day you actually or constructively receive it, in the case of our common shares, or the day actually or constructively received by the ADS depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and we believe we are eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States for these purposes. However, our common shares that are not represented by ADSs will generally not be considered readily tradable on an established securities market in the United States for these purposes. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Furthermore, non-corporate U.S. holders will not be eligible for the rate reduction on any dividends that we pay if we are a passive foreign investment company (as discussed below under “Passive Foreign Investment Company Rules”) in the taxable year in which such dividends are paid or were a passive foreign investment company in the preceding taxable year. If you are a non-corporate U.S. holder, you should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

Subject to certain significant conditions and limitations, Korean taxes withheld from dividends (at a rate not exceeding the rate provided in the Treaty) may be treated as foreign income taxes eligible for credit against your U.S. federal income tax liability. See “— Korean Taxation — Tax Treaties” for a discussion of the Treaty rate. Korean taxes withheld in excess of the rate provided in the Treaty will not be eligible for credit against your U.S. federal income tax until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the Internal Revenue Service (the “IRS”). For purposes of the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. For example, recently issued U.S. Treasury regulations impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied if you do not elect to apply the benefits of the Treaty. Instead of claiming a foreign tax credit, you may be able to deduct Korean withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. federal income tax law (including that a U.S. holder is not eligible for a deduction for creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction of your adjusted basis in our common shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our common shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported and treated as a dividend (as discussed above).

Distributions of our common shares or ADSs or rights to subscribe for our common shares or ADSs that are received as part of a pro rata distribution to all of our shareholders (including holders of ADSs) generally will not be subject to U.S. federal income tax to recipient common shareholders (including holders of ADSs). Consequently, such distributions will not give rise to foreign source income and you will not be able to use a foreign tax credit for any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income derived from foreign sources.

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

Any gain or loss you recognize on the sale, exchange or other disposition of our common shares or ADSs will generally be treated as United States source gain or loss. Consequently, you may not be able to claim a foreign tax credit for any Korean tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to recently issued U.S. Treasury regulations, any such Korean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable Korean tax may reduce the amount realized on the sale, exchange or other disposition of our common shares or ADSs. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

You should note that any Korean securities transaction tax imposed upon a disposition of our common shares or ADSs generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and valuation of our assets, we do not believe that we were a PFIC for 2022, and we do not expect to be a PFIC in 2023 or to become one in the foreseeable future, although there can be no assurance in this regard. PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in composition of our income or assets or valuation of our assets.

In general, we will be considered a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, certain royalties and rents and gains from financial investments (other than certain income derived in the active conduct of a banking business as discussed below). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% by value of another corporation’s stock, we will be treated, for purposes of the PFIC rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that corporation.

Our determination with respect to our PFIC status is based in part upon certain proposed U.S. Treasury regulations and other administrative pronouncements from the IRS which provide special rules for determining the character of income derived in the active conduct of a banking business for purposes of the PFIC rules. Specifically, these rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. Although we believe we have adopted a reasonable interpretation of the proposed U.S. Treasury regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation. You should consult your own tax advisor regarding the application of these rules.

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

In certain circumstances, you could make a mark-to-market election (under which in lieu of being subject to the special rules discussed above, you will include gain on our common shares or ADSs on a mark-to-market basis as ordinary income), provided that our common shares or ADSs are regularly traded on a qualified exchange or other market. Our common shares are listed on the Korea Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will continue to be “regularly traded” for purposes of the mark-to-market election. Our ADSs are currently listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs are or will continue to be “regularly traded.” If you make a valid mark-to-market election, for each year that we are a PFIC you will include as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss, but such loss will be ordinary only to the extent of the net amount previously included in income as a result of the mark-to-market election.

A U.S. holder’s adjusted tax basis in common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or other market or the IRS consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable with respect to your particular circumstances.

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

If you hold our common shares or ADSs in any year in which we are classified as a PFIC, you will generally be required to file IRS Form 8621.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or ADSs and the proceeds from the sale, exchange or other disposition of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

FATCA

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), certain entities in a broadly defined class of foreign financial institutions (“FFIs”) may be subject to a 30% U.S. federal withholding tax on certain United States source payments made to the FFI, unless the FFI is a “participating FFI,” which is generally defined as an FFI that (i) enters into an agreement with the IRS pursuant to which it agrees to comply with a complicated and expansive reporting regime or (ii) complies with the requirements of an intergovernmental agreement entered into by the United States and another jurisdiction regarding the implementation of FATCA (an “IGA”), or the FFI is otherwise deemed compliant with or exempt from FATCA.

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

On June 10, 2015, the United States and Korea entered into an IGA to implement the foregoing requirements. The IGA is intended to result in the automatic exchange of tax information through reporting by FFIs to the IRS. Prospective investors should consult their tax advisors regarding the application of the FATCA rules to an investment in our common shares or ADSs.

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

ITEM 10.I.	Subsidiary Information

Not applicable.

ITEM 10.J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 4.B. Business Overview — Risk Management” for quantitative and qualitative disclosures about market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A.	Debt Securities

Not applicable.

ITEM 12.B.	Warrants and Rights

Not applicable.

ITEM 12.C.	Other Securities

Not applicable.

ITEM 12.D.	American Depositary Shares

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

Depositary Payments for the Fiscal Year 2022

In 2022, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	—
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	74,079.90
Legal expenses	US$	239,912.39
Contributions towards our investor relations efforts (i.e., non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection to the preparation of our Form 20-F for the fiscal year 2022	US$	91,526.89

Total:	US$	405,519.18

Note: The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2022 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal Control-Integrated Framework (2013) suspended the original framework issued by COSO in 1992 on December 15, 2014. We adopted the 2013 Framework on December 15, 2014. Further details of the changes made are set out below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2022. Samil PricewaterhouseCoopers has issued an attestation report on the effectiveness of our internal control over financial reporting an independent registered public accounting firm, as stated in its report included herein, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

Samil PricewaterhouseCoopers’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee currently consists of three outside directors, namely Yoon Jaewon (Chair), Kwak Su Keun and Bae Hoon. Our board of directors has determined that Yoon Jaewon, the chair of our Audit Committee is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Yoon Jaewon, Kwak Su Keun and Bae Hoon are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for professional services rendered by our principal auditors for the years ended December 31, 2020, 2021 and 2022, for various types of services and a brief description of the nature of such services. Samil PricewaterhouseCoopers, a Korean independent registered public accounting firm, was our principal auditors for the years ended December 31, 2020, 2021 and 2022.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2020		2021		2022
	(In millions of Won)
	(In millions of Won)
Audit fees	~~W~~	11,751	~~W~~	12,533	~~W~~	12,807	Audit service for Shinhan Financial Group and its subsidiaries.
Audit related fees		244		434		373	Assurance services rendered in the ordinary course of our business
Tax fees		152		—		—	Tax return and consulting advisory service.
All other fees		—		—		—	All other services which do not meet the three categories above.

Total	~~W~~	12,147	~~W~~	12,967	~~W~~	13,180

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to March 31, 2022	—		—	—	$—
April 1 to June 30, 2022	3,665,423	~~W~~	40,923	3,665,423	—
July 1 to September 30, 2022	—		—	—	—
October 1 to December 31, 2022	4,149,262	~~W~~	36,151	4,149,262	—

Total	7,814,685	~~W~~	38,389	7,814,685	$—

Other than as described above, neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our independent accountant has recently changed from Samil PricewaterhouseCoopers (“PwC”) to KPMG Samjong Accounting Corp. (“KPMG Samjong”). Our Audit Committee evaluated the suitability and independence of KPMG Samjong, concluding to appoint KPMG Samjong as our independent auditor for the audit of our financial statements in Korea prepared in conformity with IFRS as adopted by Korea for the fiscal years ended December 31, 2023, 2024 and 2025. Our Audit Committee also approved the appointment of KPMG Samjong as our independent registered public accounting firm for the audit of our financial statements in conformity with IFRS as issued by the IASB for the fiscal year ended December 31, 2023. KPMG Samjong’s appointment is effective from February 23, 2023. PwC’s engagement as our independent auditor and independent registered public accounting firm expired upon the completion of the audit of our consolidated financial statements as of and for the year ended December 31, 2022, and no separate dismissal process was required for PwC. However, resolutions by the audit committee are required for each of our subsidiaries, which our subsidiaries have obtained as necessary.

PwC’s reports on our consolidated financial statements for each of the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years ended December 31, 2022 and 2021 and in the subsequent interim period preceding PwC’s dismissal, or the Pre-Engagement Period, there were: (i) no disagreements between us and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements of Shinhan Financial Group; and (ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

During the Pre-Engagement Period, neither we nor anyone acting on our behalf consulted with KPMG Samjong regarding any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the disclosure in this Item to KPMG Samjong and provided KPMG Samjong the opportunity to furnish us with a letter addressed to the Commission containing any new information, clarification of our expression of its views, or the respects in which it does not agree. KPMG Samjong has not furnished us with such letter. We also provided a copy of the disclosure in this Item to PwC and requested that PwC furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of PwC’s letter dated April 20, 2023 is filed as Exhibit 15.1 to this Form 20-F.

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. While as a foreign private issuer, we are exempt from this requirement, but our board of directors is in compliance with this requirement as it currently consists of 14 directors, of which 12 directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. 12 of our directors are also “outside directors” as defined in the Financial Holding Companies Act of Korea. An “outside director” for purposes of the Act on Corporate Governance of Financial Companies and the Korean Commercial Code means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders’ meeting, after having been nominated by the outside director nominating committee, and none of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Under the Korea Exchange listing rules and the Korean Commercial Code, at least one-fourth of a listed company’s directors must be outside directors. In the case of “large listed companies” as defined under the Korean Commercial Code or “large financial companies” as defined under the Act on Corporate Governance of Financial Companies, like us, a majority of the directors must be outside directors provided that there must be at least three outside directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. There is no such requirement under Korean law or listing standards or our internal regulations.

Audit Committee

Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. We are in compliance with this requirement as our Audit Committee is comprised of four outside directors meeting the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. A large listed company under the Korea Exchange listing rules and the Korean Commercial Code or a large financial company under the Act on Corporate Governance of Financial Companies must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chair must be an outside director. In addition, under the Act on Corporate Governance of Financial Companies, at least one member of the audit committee who is an outside director must also be an accounting or financial expert. We are also in compliance with the foregoing requirements.

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

In Korea, the Act on the Protection of Public Interest Whistleblowers (the “Act on Whistleblowers”) was enacted in March 29, 2011 and became effective on September 30, 2011. Under the Act on Whistleblowers, a “conduct detrimental to the public interest” means any conduct falling under the penalty provisions of certain acts or any conduct subject to administrative measures such as cancellation or suspension of an approval or a permit. As the Financial Holding Companies Act is included in the “certain acts” above, any conduct falling under the penalty provisions or subject to administrative measures for a violation of the Financial Holding Companies Act constitutes a “conduct detrimental to the public interest.” Any person deeming that a conduct detrimental to the public interest has been, or is likely to be, committed may make a public interest report to a representative of the organization involved or a relevant investigative agency. The personal information of a public interest whistleblower shall be kept in confidence, and the measures necessary for personal protection of a public interest whistleblower shall be taken. In addition, any disadvantageous measures against a public interest whistleblower, including discriminatory treatment and delayed payment of wage, are prohibited, and where a public interest report leads to a recovery of, or increase in, revenues of the Government, the public interest whistleblower may be entitled to compensation by the Anti-Corruption and Civil Rights Commission of Korea.

We established a group-wide whistleblower policy in July 2005 and maintain related policies and programs for most of our subsidiaries. For example, Shinhan Bank maintains a whistleblower program named “Shinhan Jikimi,” through which any employee, vendor or customer can raise concerns and report suspicious circumstances in confidence using a variety of channels including the Internet, email, postal mail, facsimile and mobile phones. In addition, Shinhan Bank distributes to its employees a quarterly email notice intended to raise awareness of the whistleblower program and posts relevant informative materials on the company bulletin board. At Shinhan Card and Shinhan Securities, we strive to maintain transparency in every aspect of business activities and provide secure and accessible channels for all related parties to raise concerns and report violations.

Shareholder Approval of Equity Compensation Plans

Under the NYSE listing rules, shareholders of U.S. companies listed on the NYSE are required to approve all equity compensation plans.

Under Korean law, board of directors of a listed company with capital of ~~W~~300 billion or more may grant stock options to officers and employees other than directors exercisable for up to 1% of the company’s issued and outstanding shares by board’s resolution, provided that such grant is permitted by such company’s articles of incorporation and is approved by a resolution of the subsequent general meeting of stockholders. Under our articles of incorporation, we may also grant stock options, but since April 1, 2010, we have not granted any stock options.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report:

See Exhibit Index beginning on page 296 of this annual report.

(b)	Financial Statements filed as part of this Annual Report:

See Index to Financial Statements on page F-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 23, 2023 (in English)†

2.1	Form of Common Stock Certificate (in English) †*

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*

4.3	Agreed Terms, dated June 22, 2003, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English) † ***

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English) † ***

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English) †****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†*****

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

15.1	Letter of Samil PricewaterhouseCoopers dated April 20, 2023

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)

†	A fair and accurate translation from Korean into English.

*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.
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

Date: April 20, 2023

Shinhan Financial Group Co., Ltd.

By:	/s/ Jin Okdong
Name: Jin Okdong
Title: Chief Executive Officer

Auditor Firm ID: 1103	Auditor Name: Samil PricewaterhouseCoopers	Auditor Location: 17th Flr, 100, hangang-daero, Yongsan-gu, Seoul, Republic of Korea 04386

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Shinhan Financial Group Co., Ltd.:
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework
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

F-2

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
Allowance for Credit Losses of Loans Measured at Amortized Cost
As described in Notes 4, 5, and 12 to the consolidated financial statements, as of 31 December 2022, the allowance for credit losses was
~~W~~
3,650,863 million on total loans at amortized cost retained of
~~W~~
415,942,374 million. The Company recognizes allowance for expected credit losses of loans measured at amortized cost under both individual and collective assessment. For collectively assessed loans, the calculation of the allowance for credit losses required management to make a number of judgments, assumptions and estimates. The most significant included probability of default, the accuracy of borrower credit risk ratings, and forward-looking information. Allowance for credit losses for individually assessed loans are determined by the estimation of the expected cash flows.
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

F-3

reasonableness against external data and economic events that have occurred. We also assessed the reasonableness of the accuracy of borrower credit risk ratings and expected future cash flows related to individually assessed exposures.
Valuation of Level 3
Over-the-Counter
Derivatives measure fair value using the internal valuation model
As described in Note 4.(e) to the consolidated financial statements, over-the-counter
derivatives classified as level 3 of Shinhan Securities Corp. subject to fair value measurement using internal valuation model were
~~W~~
9,001,730 million as of December 31, 2022. Valuation of such derivatives requires broad judgement on internal valuation models and the type of unobservable inputs used. When adopting or modifying models or unobservable inputs used for valuation of such derivatives, the most significant includes the appropriateness of internal valuation models or unobservable inputs used.
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
/s/Samil PricewaterhouseCoopers
Seoul, the Republic of Korea
April 20, 2023
We have served as the Company’s auditor since 2020.

F-4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2021 and 2022

(In millions of won)	Note	2021		2022

Assets
Cash and due from banks at amortized cost	4, 8, 12, 19	~~W~~	28,453,404	29,532,235
Financial assets at fair value through profit or loss	4, 9, 19		62,403,759	56,643,670
Derivative assets	4, 10		3,799,189	6,461,796
Securities at fair value through other comprehensive income	4, 11, 19		64,838,323	63,661,719
Securities at amortized cost	4, 11, 19		49,930,076	57,971,493
Loans at amortized cost	4, 12		389,137,156	412,291,511
Property and equipment, net	13, 18, 19		4,046,164	4,011,097
Intangible assets	14		5,644,782	5,807,836
Investments in associates	15		2,913,745	2,904,474
Current tax receivable			15,159	26,307
Deferred tax assets	41		134,854	1,052,333
Investment property	16		675,391	363,108
Net defined benefit assets	25		142,020	619,653
Other assets	4, 12, 17, 19		35,973,754	34,507,838
Assets held for sale			44,409	29,211

Total assets		~~W~~	648,152,185	675,884,281

Liabilities
Deposits	4, 20	~~W~~	364,896,675	383,010,745
Financial liabilities at fair value through profit or loss	4, 21		1,369,225	1,146,110
Financial liabilities designated at fair value through profit or loss	4, 22		8,023,870	8,367,368
Derivative liabilities	4, 10		3,586,564	7,704,705
Borrowings	4, 23		43,167,065	49,279,175
Debt securities issued	4, 24		80,149,363	77,288,783
Net defined benefit liabilities	25		51,204	14,664
Provisions	26		1,166,856	1,266,314
Current tax payable			702,660	702,143
Deferred tax liabilities	41		175,947	169,956
Liabilities under insurance contracts	27		54,333,498	54,315,124
Other liabilities	4, 28		40,990,836	41,488,772

Total liabilities			598,613,763	624,753,859

Equity	29
Capital stock			2,969,641	2,969,641
Hybrid bonds			3,334,531	4,196,968
Capital surplus			12,095,043	12,095,043
Capital adjustments			(664,429)	(582,859)
Accumulated other comprehensive loss			(984,936)	(3,582,720)
Retained earnings			30,541,300	33,342,633

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			47,291,150	48,438,706
Non-controlling interests			2,247,272	2,691,716

Total equity			49,538,422	51,130,422

Total liabilities and equity		~~W~~	648,152,185	675,884,281

See accompanying notes to the consolidated financial statements.

F-
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2020, 2021 and 2022

(In millions of won)	Note	2020		2021	2022
Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	13,943,159	14,027,418	19,167,750
Financial assets at fair value through profit or loss			830,837	696,812	940,916

			14,773,996	14,724,230	20,108,666
Interest expense			(4,891,296)	(3,954,905)	(7,644,985)

Net interest income	31		9,882,700	10,769,325	12,463,681
Fees and commission income			3,814,474	4,139,885	4,110,576
Fees and commission expense			(1,431,541)	(1,464,888)	(1,585,010)

Net fees and commission income	32		2,382,933	2,674,997	2,525,566
Insurance income			7,247,753	6,484,523	6,890,905
Insurance expenses			(7,851,685)	(7,259,909)	(7,718,138)

Net insurance expenses	27		(603,932)	(775,386)	(827,233)
Dividend income	33		97,956	124,531	142,529
Net gain (loss) on financial instruments at fair value through profit or loss	34		272,830	1,103,631	(304,113)
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		(136,255)	43,003	313,211
Net gain (loss) on financial instruments designated at fair value through profit or loss	35		198,239	(88,301)	576,942
Net gain on foreign currency transaction			526,615	222,819	180,304
Net gain (loss) on disposal of securities at fair value through other comprehensive income	11		273,793	85,596	(127,393)
Net loss on disposal of securities at amortized cost	11		(25)	(319)	(101)
Provision for allowance for credit loss	36		(1,382,179)	(974,685)	(1,292,296)
General and administrative expenses	37		(5,212,473)	(5,743,088)	(6,013,514)
Other operating expenses, net	39		(1,370,466)	(1,490,027)	(1,749,504)

Operating income			4,929,736	5,952,096	5,888,079

Equity method income	15		159,533	158,600	121,697
Other non-operating income (expense), net	40		(335,398)	(527,032)	339,475

Profit before income taxes			4,753,871	5,583,664	6,349,251

Income tax expense	41		1,255,795	1,471,036	1,617,088

Profit for the year		~~W~~	3,498,076	4,112,628	4,732,163

F-
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Continued)
For the years ended December 31, 2020, 2021 and 2022

(In millions of won, except earnings per share data)	Note	2020		2021	2022
Other comprehensive income for the year, net of income tax	29
Items that are or may be reclassified to profit or loss:
Loss on securities at fair value through other comprehensive income		~~W~~	(86,784)	(879,671)	(2,447,712)
Gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		90,298	(20,098)	(220,097)
Equity in other comprehensive income (loss) of associates			(3,318)	2,748	(15,758)
Foreign currency translation adjustments for foreign operations			(161,365)	252,308	14,732
Net change in unrealized fair value of cash flow hedges			(14,460)	21,700	(70,494)
Other comprehensive income (loss) of separate account			3,884	(41,273)	(113,207)

			(171,745)	(664,286)	(2,852,536)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			15,812	43,277	251,991
Equity in other comprehensive loss of associates			(10)	(2)	(5)
Valuation gain on securities at fair value through other comprehensive income			6,841	35,441	5,133
Gain(loss)on disposal of securities at fair value through other comprehensive income			(27,826)	(29,421)	2,134
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			3,084	(2,798)	(4,749)

			(2,099)	46,497	254,504

Total other comprehensive income, net of income tax			(173,844)	(617,789)	(2,598,032)

Total comprehensive income for the year		~~W~~	3,324,232	3,494,839	2,134,131

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	29, 42	~~W~~	3,414,595	4,019,254	4,642,292
Non-controlling interests			83,481	93,374	89,871

		~~W~~	3,498,076	4,112,628	4,732,163

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	3,242,745	3,402,925	2,045,190
Non-controlling interests			81,487	91,914	88,941

		~~W~~	3,324,232	3,494,839	2,134,131

Earnings per share:	29, 42
Basic and diluted earnings per share in won		~~W~~	6,654	7,308	8,454

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

F-
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 2021

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2021	~~W~~	2,969,641	2,179,934	12,234,939	(687,935)	(404,181)	27,777,169	44,069,567	2,287,291	46,356,858
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	4,019,254	4,019,254	93,374	4,112,628
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	(871,104)	—	(871,104)	(2,547)	(873,651)
Loss on financial instruments at fair value through profit or loss (overlay approach)		—	—	—	—	(20,098)	—	(20,098)	—	(20,098)
Equity in other comprehensive income of associates		—	—	—	—	2,746	—	2,746	—	2,746
Foreign currency translation adjustments for foreign operations		—	—	—	—	251,842	—	251,842	466	252,308
Net change in unrealized fair value of cash flow hedges		—	—	—	—	21,700	—	21,700	—	21,700
Other comprehensive income of separate account		—	—	—	—	(41,273)	—	(41,273)	—	(41,273)
Remeasurements of defined benefit plans		—	—	—	—	42,656	—	42,656	621	43,277
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	(2,798)	—	(2,798)	—	(2,798)

Total other comprehensive loss		—	—	—	—	(616,329)	—	(616,329)	(1,460)	(617,789)

Total comprehensive income(loss)		—	—	—	—	(616,329)	4,019,254	3,402,925	91,914	3,494,839

Other changes in equity
Dividends		—	—	—	—	—	(803,838)	(803,838)	—	(803,838)
Interim dividends		—	—	—	—	—	(299,082)	(299,082)	—	(299,082)
Dividends to hybrid bonds		—	—	—	—	—	(116,388)	(116,388)	—	(116,388)
Issuance of hybrid bonds		—	1,154,597	—	—	—	—	1,154,597	—	1,154,597
Acquisition of treasury stock (Note 29)		—	—	—	(79)	—	—	(79)	—	(79)
Disposal of treasury stock (Note 29)		—	—	—	23,589	—	—	23,589	—	23,589
Change in other capital adjustments		—	—	(105)	(4)	—	(241)	(350)	—	(350)
Change in other non-controlling interests		—	—	(139,791)	—	—	—	(139,791)	(131,933)	(271,724)

		—	1,154,597	(139,896)	23,506	—	(1,219,549)	(181,342)	(131,933)	(313,275)

Reclassification of OCI retained earnings		—	—	—	—	35,574	(35,574)	—	—	—

Balance at December 31, 2021	~~W~~	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	47,291,150	2,247,272	49,538,422

F-
9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 2022

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2022	~~W~~	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	47,291,150	2,247,272	49,538,422
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	4,642,292	4,642,292	89,871	4,732,163
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	(2,436,859)	—	(2,436,859)	(3,586)	(2,440,445)
Loss on financial instruments at fair value through profit or loss (overlay approach)		—	—	—	—	(220,097)	—	(220,097)	—	(220,097)
Equity in other comprehensive loss of associates		—	—	—	—	(15,763)	—	(15,763)	—	(15,763)
Foreign currency translation adjustments for foreign operations		—	—	—	—	12,936	—	12,936	1,796	14,732
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(70,494)	—	(70,494)	—	(70,494)
Other comprehensive loss of separate account		—	—	—	—	(113,207)	—	(113,207)	—	(113,207)
Remeasurements of the net defined benefit liabilites(assets)		—	—	—	—	251,131	—	251,131	860	251,991
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	(4,749)	—	(4,749)	—	(4,749)

Total other comprehensive loss		—	—	—	—	(2,597,102)	—	(2,597,102)	(930)	(2,598,032)

Total comprehensive income(loss)		—	—	—	—	(2,597,102)	4,642,292	2,045,190	88,941	2,134,131

Other changes in equity
Dividends		—	—	—	—	—	(747,705)	(747,705)	—	(747,705)
Interim dividends		—	—	—	—	—	(637,598)	(637,598)	—	(637,598)
Dividends to hybrid bonds		—	—	—	—	—	(156,277)	(156,277)	—	(156,277)
Issuance of hybrid bonds		—	997,120	—	—	—	—	997,120	—	997,120
Repayments of hybrid bonds		—	(134,683)	—	(317)	—	—	(135,000)	—	(135,000)
Acquisition of treasury stock (Note 29)		—	—	—	(300,000)	—	—	(300,000)	—	(300,000)
Retirement of treasury stock (Note 29)		—	—	—	300,000	—	(300,061)	(61)	—	(61)
Change in other capital adjustments		—	—	—	(3,904)	—	—	(3,904)	—	(3,904)
Change in other non-controlling interests		—	—	—	85,791	—	—	85,791	355,503	441,294

		—	862,437	—	81,570	—	(1,841,641)	(897,634)	355,503	(542,131)

Reclassification of OCI retained earnings		—	—	—	—	(682)	682	—	—	—

Balance at December 31, 2022	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(3,582,720)	33,342,633	48,438,706	2,691,716	51,130,422

See accompanying notes to the consolidated financial statements.

F-
1
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2020, 2021 and 2022

(In millions of won)	Note	2020		2021	2022
Cash flows from operating activities
Profit before income taxes		~~W~~	4,753,871	5,583,664	6,349,251
Adjustments for:
Interest income	31		(14,773,996)	(14,724,230)	(20,108,666)
Interest expense	31		4,891,296	3,954,905	7,644,985
Dividend income	33		(97,956)	(124,531)	(142,529)
Net fees and commission expense	32		187,304	124,486	126,665
Net insurance loss	27		1,726,150	1,356,064	404,300
Net loss (gain) on financial instruments at fair value through profit or loss	34		136,191	(174,279)	541,832
Net loss (gain) on derivatives	10		(245,681)	64,128	719,766
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)	9		136,255	(43,003)	(313,211)
Net loss (gain) on foreign currency translation			(232,723)	(21,130)	68,860
Net gain on financial instruments designated at fair value through profit or loss	35		(241,066)	(423,914)	(806,741)
Net loss (gain) on disposal of securities at fair value through other comprehensive income	11		(273,793)	(85,596)	127,393
Net loss on disposal of securities at amortized cost	11		25	319	101
Provision for allowance for credit loss	36		1,382,179	974,685	1,292,296
Employee benefit	25		175,539	221,259	194,952
Depreciation and other amortization	37		768,488	902,692	1,053,820
Other operating expense	39		202,178	457,359	427,362
Equity method income, net	15		(159,533)	(158,600)	(121,697)
Other non-operating expense (income)	40		153,360	447,138	(437,203)

			(6,265,783)	(7,252,248)	(9,327,715)

Changes in assets and liabilities:
Due from banks at amortized cost			(1,541,911)	2,690,535	(1,059,733)
Securities at fair value through profit or loss			(7,088,599)	(2,934,113)	5,535,664
Due from banks at fair value through profit or loss			862,047	92,944	—
Loans at fair value through profit or loss			132,172	341,140	(721,736)
Financial instruments designated at fair value through profit or loss			(708,627)	(9,466)	1,100,240
Derivative instruments			(65,288)	14,548	726,249
Loans at amortized cost			(32,897,127)	(28,740,535)	(24,109,475)
Other assets			(7,866,826)	(6,920,943)	152,673
Deposits			33,139,123	36,948,828	18,309,172
Liabilities for defined benefit obligations			(243,428)	(261,750)	(341,740)
Provisions			51,567	(25,526)	(59,400)
Other liabilities			8,503,803	(4,489,460)	211,712

			(7,723,094)	(3,293,798)	(256,374)

Income taxes paid			(1,184,910)	(1,149,965)	(1,693,408)
Interest received			14,570,884	14,325,392	19,205,026
Interest paid			(5,267,781)	(4,114,027)	(6,773,240)
Dividends received			80,728	100,936	89,020

Net cash inflow (outflow) from operating activities		~~W~~	(1,036,085)	4,199,954	7,592,560

F-1
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2020, 2021 and 2022

(In millions of won)	Note	2020		2021	2022
Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	4,537,421	4,362,417	5,175,744
Increase in financial instruments at fair value through profit or loss			(4,982,663)	(5,409,361)	(5,976,774)
Proceeds from disposal of securities at fair value through other comprehensive income			53,048,284	29,991,033	21,493,133
Acquisition of securities at fair value through other comprehensive income			(52,657,353)	(37,575,878)	(23,515,761)
Proceeds from disposal of securities at amortized cost			5,923,611	5,203,156	5,397,628
Acquisition of securities at amortized cost			(7,645,000)	(7,343,501)	(13,125,363)
Proceeds from disposal of property and equipment	13, 40		248,037	20,068	93,511
Acquisition of property and equipment	13		(279,654)	(334,874)	(326,546)
Proceeds from disposal of intangible assets	14, 40		5,298	15,867	23,040
Acquisition of intangible assets	14		(362,415)	(555,340)	(616,581)
Proceeds from disposal of investments in associates	15		266,322	357,401	516,735
Acquisition of investments in associates	15		(776,799)	(588,827)	(657,836)
Proceeds from disposal of investment property	16, 40		113,038	276	259,453
Acquisition of investment property	16		(243,806)	(8,292)	(6,883)
Proceeds from disposal of assets held for sale			2,048	47,792	624,837
Change in other assets			11,233	(220,636)	(238,869)
Proceeds from settlement of hedging derivative financial instruments			25,722	61,502	12,585
Payment of settlement of hedging derivative financial instruments			(186,169)	(53,313)	(135,669)
Net cash flow from business combination	47		(73,081)	—	(27,840)

Net cash outflow from investing activities		~~W~~	(3,025,926)	(12,030,510)	(11,031,456)

F-1
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2020, 2021 and 2022

(In millions of won)	Note	2020		2021	2022
Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	448,698	1,154,597	997,120
Repayments of hybrid bonds			—	—	(135,000)
Net increase in borrowings			7,465,106	849,212	6,145,271
Proceeds from debt securities issued			21,480,455	28,561,082	39,521,966
Repayments of debt securities issued			(21,508,827)	(24,143,252)	(41,777,940)
Increase in financial liabilities designated at fair value through profit or loss			—	—	49,993
Change in other liabilities			(30,526)	83,067	239,591
Dividends paid			(968,847)	(1,218,761)	(1,540,871)
Proceeds from settlement of hedging derivative financial instruments			851,381	1,223,033	2,391,556
Payment of settlement of hedging derivative financial instruments			(807,705)	(1,210,366)	(2,319,927)
Acquisition of treasury stock			(150,182)	(79)	(300,000)
Disposition and redemption of treasury stock			161,863	23,588	(60)
Increase(decrease) in non-controlling interests			566,673	(84,998)	382,929
Redemption of lease liabilities			(781,867)	(275,273)	(259,913)
Paid-in capital increase			1,154,347	—	—
Issuance of convertible preferred shares			—	—	—
Payment of stock issuance costs			—	(105)	—

Net cash inflow from financing activities			7,880,569	4,961,745	3,394,715

Effect of exchange rate changes on cash and cash equivalents held			(51,385)	112,854	(57,837)

Increase (decrease) in cash and cash equivalents			3,767,173	(2,755,957)	(102,018)
Cash and cash equivalents at beginning of year	44		23,092,227	26,859,400	24,103,443

Cash and cash equivalents at end of year	44	~~W~~	26,859,400	24,103,443	24,001,425

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

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2021 and 2022 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2021	2022
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Securities Co., Ltd. (*2)	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	75.3	75.3
”	Shinhan Credit Information Co., Ltd. (*3)	”	”	100.0	—
”	Shinhan Alternative Investment Management Inc. (*4)	”	”	100.0	—
”	Shinhan Asset Management Co., Ltd. (*4)	”	”	100.0	100.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan DS	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Asset Trust Co., Ltd. (*5)	”	”	60.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
”	Shinhan REITs Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan AI Co., Ltd.	”	”	100.0	100.0
”	Shinhan Venture Investment Co., Ltd.	”	”	100.0	100.0
”	Shinhan EZ General Insurance, Ltd. (*6)	”	”	—	85.1

F-1
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2021	2022
Shinhan Bank	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Bank Cambodia	Cambodia	”	97.5	97.5
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	99.9	99.9
”	PT Bank Shinhan Indonesia	Indonesia	”	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	”	100.0	100.0
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd. (*3)	Korea	December 31	—	100.0
”	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance (*7)	Indonesia	”	50.0+1 share	76.3
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	100.0
”	Shinhan Vietnam Finance Co., Ltd.	Vietnam	”	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc. (*8)	USA	”	100.0	100.0
”	Shinhan Securities Asia Ltd. (*9)	Hong Kong	”	100.0	100.0
”	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	”	100.0	100.0
”	PT. Shinhan Sekuritas Indonesia	Indonesia	”	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	”	”	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus	Korea	”	100.0	100.0
”	Shinhan CubeOn Co., Ltd.	Korea	”	100.0	100.0
”	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	”	100.0	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED	Hong Kong	”	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	”	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

F-1
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

1.	Reporting entity (continued)

(*2)	Shinhan Investment Co., Ltd. has changed its name to Shinhan Securities Co., Ltd. on October 1, 2022.

(*3)	On July 28, 2022, the Company disposed 100% of shares to Shinhan Card.

(*4)	Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged on January 5, 2022 to form a company named Shinhan Asset Management Co., Ltd.

(*5)
The Group has acquired remaining shares of Asia Trust Co., Ltd. during the period, and Asia Trust Co., Ltd. became the Group’s wholly-owned subsidiary. Asia Trust Co., Ltd. has changed its name to Shinhan Asset Trust Co., Ltd.

(*6)
The Group has acquired additional 94.54 % of shares of BNP Paribas Cardif General Insurance, Ltd. (5.46 % of shares of Shinhan Life Insurance Co., Ltd.) during the period, and BNP Paribas Cardif General Insurance, Ltd. became the Group’s wholly-owned subsidiary. BNP Paribas Cardif General insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd. The controlling company participated in a paid-in
capital increase of
~~W~~
80 billion conducted by Shinhan EZ General Insurance, Ltd. and the Group’s share ratio decreased from 100% to 85.1%.

(*7)	The paid-in capital increase was completed during the period, and the Group’s share ratio has increased from 50% + 1 share to 76.3%.

(*8)	Shinhan Investment America Inc. has changed its name to Shinhan Securities America Inc. during the period.

(*9)	Shinhan Investment Asia Ltd. has changed its name to Shinhan Securities Asia Ltd. during the period.

(c)	Consolidated structured entities
Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others	A trust is consolidated when the Group as a trustee is exposed to variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 226 others	An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is exposed to, or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.

F-1
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

1.	Reporting entity (continued)

Category	Consolidated structured entities	Description

Structured Financing	SHPE Holdings One Co., Ltd.	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 149 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*)	The Group provides credit contribution (ABCP purchase agreements) of ~~W~~ 6,940,100 million for the purpose of credit enhancement of structured companies.

2.	Basis of preparation

(a)	Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements of the Group were authorized for issue by the Board of Directors on February 8, 2023. and the consolidated financial statements were
submitted for approval to the stockholder’s meeting held on March 23, 2023.

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
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management’s best judgment as of December 31, 2022 are different from the actual environment, these estimates and actual results may be different.
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
In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2021.

(e)	Standards and amendments adopted by the Group
The Group has newly applied the following accounting policies upon preparation of the annual consolidated financial statements for the year ended December 31, 2022.
i) IFRS 3 ‘Business combination’ amended – Reference to the Conceptual Framework
The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 ‘
Provisions, Contingent Liabilities and Contingent Assets’
, and IFRIC 21 ‘
Levies’
. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments do not have a significant impact on the consolidated financial statements.
ii) IAS 16 ‘Property, Plant and Equipment ‘ amended – Proceeds before the intended use
The amendments require the entity to recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss, and prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. The amendments do not have a significant impact on the consolidated financial statements.

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

2.	Basis of preparation (continued)

iii) IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’ amended—Onerous Contracts: Cost of Fulfilling a Contract
The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments do not have a significant impact on the consolidated financial statements.
iv) Annual Improvements to IFRSs 2018-2020 Cycle
For Annual Improvements to IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The amendments do not have a significant impact on the consolidated financial statements.

•	IFRS 1, ‘First-time Adoption of IFRS’- First-time adopter subsidiaries

•	IFRS 9 , ‘Financial Instruments’ - 10% test-related fee for financial liabilities removal

•	IAS 41 , ‘Agriculture’ – Fair value measurement
v) IAS 7, ‘Statements of Cash flows’ – Cash and cash equivalents
The Group did not classify deposits with restrictions under relevant regulations, such as reserve deposits, as cash and cash equivalents. However, in accordance with the IFRS Interpretation Committee’s agenda decision in April 2022 ‘Demand Deposits with Restrictions on Use arising from a Contract with a Third Party’ and the response to IFRS inquiry stating ‘whether the reserve deposit should be classified as cash and cash equivalents’, it was changed to classify reserve deposits corresponding to demand deposits as cash and cash equivalents retroactively. The impact of this change in accounting policy is as follows:

①	Impact on consolidated statements of cash flows

	December 31, 2020		December 31, 2021	December 31, 2022
Decrease in cash flows from operating activities	~~W~~	3,373,232	(6,880,161)	(877,724)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		10,133	3,301	(1,575)
Increase in cash and cash equivalents at the beginning of the period		14,513,053	17,896,418	11,019,558
Increase in cash and cash equivalents at the end of the period	~~W~~	17,896,418	11,019,558	10,140,259

②	Impact on notes to the consolidated statements of cash flows

	December 31, 2020		December 31, 2021	December 31, 2022
Decrease in restricted deposits – excluded cash and cash equivalents	~~W~~	17,896,418	11,019,558	10,140,259

3.	Significant accounting policies
Significant accounting policies applied by the Group upon the preparation of consolidated financial statements under IFRS are described below, and consolidated financial statements for the year ended

F-
19

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

December 31, 2022 and comparative periods were prepared using the same accounting policy, except for changes in accounting policy described in the Note 2.

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
ii) Structured entity
The Group establishes or invests in various structured entities. It does not own shares directly or indirectly for these companies. Considering the terms and conditions of the arrangement in which the structured entity was established, the Group gains and losses from the operations of the structured entity. It is included in the consolidated entities if it is determined that it has the ability to direct the activities of a consolidated structured entity that can most significantly affect these gains and losses. The Group does not recognize any non-controlling
interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling
interests in these entities are recognized as liabilities of the Group.
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

F-
2
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

F-2
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

F-2
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

(h)	Expected credit losses of Financial assets (continued)

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
Lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date of the lease, and the lease payments included in the measurement of the liabilities consist of the following payments:

•	Fixed payments (including in-substance fixed payments, less any lease incentives receivable)

•	Variable lease payments depending on the index or rate (interest rate)

•	Amounts expected to be paid by the lessee under the residual value guarantee

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option

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

F-
29

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

F-
3
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
iii) Other financial liabilities
Non-derivative
financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities, and other financial liabilities include deposits, borrowings, debt securities and etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.
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

F-3
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
iv) Retirement benefits: defined benefit plans
For the year ended December 31, 2022, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.
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
In regards to the share-based payment transactions which grants an employee a stock or stock option in exchange for the goods or services provided, if the fair value of the goods or services provided or the fair value of the goods or services provided cannot be reliably measured, the Group indirectly measures the fair value of the goods or services based on the fair value of the given equity, and the amount is recognized as employee benefit expenses and capital during the vesting period. For share-based payment awards with non-vesting
conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up
for differences between expected and actual outcomes.
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
After initial recognition, financial guarantee contracts are measured at the higher of:

•	Loss allowance in accordance with IFRS 9 ‘ Financial Instruments ’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15, ‘ Revenue from Contracts with Customers ’

(v)	Insurance contracts
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
Unearned premium reserves
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

F-36

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
ii) Contractor’s equity adjustment
In accordance with IAS 39, the Group classifies the gains and losses of available for sale financial assets as policyholder’s equity and shareholders’ equity based on the reserve ratio for dividend paying and non-dividend
paying insurance for the year ended December 31, 2022, and the portion of policyholder’s equity is accounted as policyholder’s equity adjustment.
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

F-37

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

F-
39

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

F-
4
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

(ab)	New standards and amendments not yet adopted by the Group
The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2022, and have not been early adopted by the Group. The Group did not early apply the following new standards and amendments when preparing consolidated financial statements
i) IAS 1 ‘Presentation of Financial Statements’ amended – Classification of Liabilities as Current or
Non-current
The amendments clarify that liabilities are classified as either current or non-current,
depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.
ii) IAS 1 ‘Presentation of Financial Statements’ amended—Disclosure of Accounting Policies
The amendments require an entity to define and to disclose its material information about accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

F-4
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

iii) IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ amended – Definition of Accounting Estimates
The amendments clarify the definition of accounting estimates and how distinguish it from a change in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.
iv) IAS 12 ‘Income Taxes’ – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
Under the amendments, an entity does not apply the initial recognition exemption for transactions which involve the recognition of both an asset and liability – which in turn leads to equal taxable and deductible temporary differences. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.
v) IFRS 17 ‘Insurance Contracts’

①	Key amendments to accounting policies
IFRS 17
‘Insurance Contracts’
issued in May 2017 will be applied for annual periods beginning on or after January 1, 2023. The standard will replace IFRS 4
‘Insurance Contracts’
which is the current standard.
The main features of IFRS 17 include measurement of the current value of insurance liabilities, recognition of insurance revenue on an accrual basis, and separate presentation of investment income from insurance performance. Under IFRS 4, insurance liability was measured using historical information (e.g., interest rates at sale, etc.). In addition, when the entity receives the premium, it recognizes the premium received as an insurance revenue on a cash basis and there is no obligation to present insurance and investment income or expense separately. On the contrary, IFRS 17 measures insurance liability at its present value (i.e. at the reporting date) by using updated discount rates which reflect current market-based information such as assumptions and risks. An insurance revenue is recognized on an accrual basis, reflecting the services provided to the policyholder by the insurance company for each accounting periods. Moreover, insurance finance income or expenses and the investment income or expenses will be presented separately.
If the Group applies IFRS 17 in preparation of the financial statements, significant differences with current financial statements may arise due to the following reasons. These differences do not include all of the future differences and they may be changed depending on further analysis.

②	Evaluation of insurance liabilities
Under IFRS 17, the Group estimates all cash flows under the insurance contract, then measures insurance liability by using discount rates that reflect assumptions and risks at the reporting date.
Specifically, the Group identifies a portfolio of insurance contracts which comprises contracts subject to similar risks and managed together and disaggregates the groups of insurance contracts with similar profitability within the portfolio. Then, the Group measures the groups of insurance contracts at the total of estimates of future cash flows (reflecting cash flows related to insurance contracts and the time value of money), risk adjustment and contractual service margin. Upon the application of IFRS 17, contractual service margin account has been newly introduced. The contractual service margin presents the unrealized profit that the Group will recognize as it provides services in the future.

F-42

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
The Group calculates the discount rate for measuring the current value of an insurance liability using the bottom-up
approach, such as, by adding a liquidity premium to the risk-free rate of return (risk-free interest rate term structure) and the confidence level to calculate risk adjustment which reflects measurement of an uncertainty regarding the amount and timing of cash flows in a non-financial
risk (insurance risk, cancellation risk, cost risk, etc.).
For insurance liability measurement models, the General Model (GM) is applied for underlying contracts, etc., but the Variable Fee Approach (VFA) is applied for insurance contracts that have direct participation features that meet certain requirements. However, Premium Allocation Approach (PAA) is applied for contracts with of one year or less coverage period.

③	Recognition and measurement of financial performance
According to IFRS 17, insurance revenue is recognized on an accrual basis including services (insurance coverage) provided to the policyholder for each accounting period. Investment components (such as cancellation or maturity refunds) being repaid to the policyholder even if an insured event does not occur, are excluded from insurance revenue. Insurance finance income or expenses and investment income or expenses are presented separately to enable information users to understand the sources of profits or losses.
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
The Group disaggregates the amounts recognized in the statements of profit or loss and other comprehensive income by portfolios. In case of applying the ‘General Model (GM)’, insurance finance income or expenses are recognized in other comprehensive income.

④	Accounting policies related to transition
According to the transition of IFRS 17, the Group shall adjust the groups of insurance contracts issued before the transition date, that is measured at cost to be measured at its current value by applying a full retrospective approach, modified retrospective approach or fair value approach (January 1, 2022, the beginning of the annual reporting period immediately preceding the date of initial application).
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
The objective of the modified retrospective approach is to achieve the closest outcome to full retrospective application possible using reasonable and supportable information available without undue cost
or
effort.

F-43

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

The fair value approach is an approach of assessing a group of insurance contracts using fair value assessments, etc. in accordance with IFRS 13 ‘Fair Value Measurement’. To apply the fair value approach, the Group shall determine the contractual service margin or loss component of the liability for remaining coverage at the transition date as the
difference between the fair value of a group of insurance contracts and the fulfilment cash flows measured at that date.
The Group applies modified retrospective approach only for underlying contracts issued within three years before the transition date, and fair value approach for other underlying contracts and reinsurance contracts held, to measure insurance liability at transition date.

⑤	Preparation for application
The Group has completed setting up actuarial assumptions and models and insurance liability settlement system. Before 2023, when the standard is first applied, the Group is planning to continue fostering and reinforcing additional professionals and will constantly promote advancement, including improvements on system stability and verification of the consistency of data output. Also, the Group is being overhauled and established an Internal Control of Financial Reporting that goes along with the dynamic accounting environment in order to prepare and disclose reliable accounting information.
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

⑥	Financial effects analysis
As the implementation of IFRS 17 results to changes in the measurement of liabilities, revenue recognition, etc., the Group expects that it will lead to a volatility in financial figures of financial statements prepared for the year ended 2023.
The Group’s assessment of financial impact of the initial application of IFRS 17 using the current financial reporting system established as of December 31, 2022, for the financial statements prepared for the year ended 2022 are as follows. However, at this point, it is difficult in practice to provide reasonable estimates of the impact on future financial statements, as sufficient review and analysis of accounting policies and actuarial assumptions and methodology for the application of IFRS 17 is still in progress. Therefore, the results on analysis are subject to change depending on additional information and economic conditions available in the future.
(i) Impact on the statement of financial position and the statement of comprehensive income
The Group classifies financial assets according to its business model by introducing
IFRS 9
‘Financial Instruments’
, but it will change its classification and measurement for capital volatility management through market valuation of insurance liabilities as it allows revaluation of the business model when introducing
IFRS 17 ‘Insurance Contracts’
in 2023. Accordingly, the group assessed the preliminary financial impact by applying the classification adjustments in IFRS 17 to financial assets removed between the transition date and the initial application date to present comparative information for financial assets whose classification and measurement requirements in IFRS 9 have been changed through business model revaluation.
[Shinhan Life Insurance Co., Ltd.]

F-4
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

<Statement of Financial Position>
The statement of financial position prepared in accordance with IFRS 4 and IFRS 17 as at December 31, 2022 are as follows:

Accounts	Under IFRS 4 and 9 (A) (*1)	Accounts	Under IFRS 17 and 9 (B) (*2)	(B-A)
Total Assets	66,753,920	Total Assets	56,501,131	(10,252,789)
Cash and due from banks at amortized cost	1,112,577	Cash and due from banks at amortized cost	1,653,704
Financial assets at fair value through profit or loss	6,662,617	Financial assets at fair value through profit or loss	11,527,229
Securities at fair value through other comprehensive income	10,946,361	Securities at fair value through other comprehensive income	32,753,803
Securities at amortized cost	27,744,212	Securities at amortized cost	4,338,766
Loans at amortized cost	8,612,410	Loans at amortized cost	4,219,870
Reinsurance contract assets	295,621	Reinsurance contract assets	59,017
Other assets	11,380,122	Other assets	1,948,742
Total Liabilities	63,271,167	Total Liabilities	48,414,409	(14,856,758)
Insurance contract liabilities	53,369,918	Insurance contract liabilities	42,928,691
		Reinsurance contract liabilities	62,770
		Investment contract liabilities	2,296,401
Other liabilities	9,901,249	Other liabilities	3,126,547
Total equity	3,482,753	Total equity	8,086,722	4,603,969

(*1)	The amounts applied under IFRS 9 ‘Financial Instruments’ and IFRS 4 ‘Insurance Contracts’ (Application of the overlay approach under IFRS 4 to financial assets related to insurance contracts).
(*2)	The amounts applied under IFRS 9 ‘Financial Instruments’ and IFRS 17 ‘Insurance Contracts’ .

F-4
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

<Statement of Comprehensive Income>
The statement of comprehensive income prepared in accordance with IFRS 4 and IFRS 17 for the year ended December 31, 2022 are as follows:

Accounts	Under IFRS 4 and 9 (A) (*1)	Accounts	Under IFRS 17 and 9 (B) (*2)	(B-A)
Operating income	9,412,664	Insurance service result	733,320
		Insurance service revenue	760,665
		Net reinsurance service expenses	(27,345)
Operating expenses	(8,796,865)	Net financial result	(182,741)
		Investment income	588,729
		Insurance finance expenses	(771,470)
Operating profit	615,799	Operating profit	550,579	(65,220)
Non-operating income or expenses	(17,562)	Non-operating income	(17,673)
Profit before income taxes	598,237	Profit before income taxes	532,906	(65,331)
Income tax expense	(134,644)	Income tax expense	(117,331)
Profit for the year	463,593	Profit for the year	415,575	(48,018)
Other comprehensive loss for the year	(2,122,609)	Other comprehensive loss for the year	(592,441)
Total comprehensive loss for the year	(1,659,016)	Total comprehensive loss for the year	(176,866)	1,482,150

(*1)	The amounts applied under IFRS 9 ‘Financial Instruments’ and IFRS 4 ‘Insurance Contracts’ (Application of the overlay approach under IFRS 4 to financial assets related to insurance contracts).
(*2)	The amounts applied under IFRS 9 ‘Financial Instruments’ and IFRS 17 ‘Insurance Contracts’ .
<Statement of Cash Flows>
The statement of cash flows prepared in accordance with IFRS 4 and IFRS 17 for the year ended December 31, 2022 are as follows:

Accounts	Under IFRS 4 and 9 (A) (*1)	Under IFRS 17 and 9 (B) (*2)	(B-A)
Cash flows from operating activities	(931,218)	(1,337,223)	(406,005)
Cash flows from investing activities	288,321	623,849	335,528
Cash flows from financing activities	(42,340)	(42,340)	—

(*1)	The amounts applied under IFRS 9 ‘Financial Instruments’ and IFRS 4 ‘Insurance Contracts’ (Application of the overlay approach under IFRS 4 to financial assets related to insurance contracts).
(*2)	The amounts applied under IFRS 9 ‘Financial Instruments’ and IFRS 17 ‘Insurance Contracts’ .

F-4
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

[Shinhan EZ General Insurance, Ltd.]
<Statement of Financial Position>
The statement of financial position prepared in accordance with IFRS 4 and IFRS 17 as at December 31, 2022 are as follows:

Accounts	Under IFRS 4 and 9 (A) (*1)	Accounts	Under IFRS 17 and 9 (B) (*2)	(B-A)
Total Assets	241,096	Total Assets	222,971	(18,125)
Cash and due from banks at amortized cost	133,996	Cash and due from banks at amortized cost	133,996
Securities at fair value through other comprehensive income	9,876	Securities at fair value through other comprehensive income	9,876
Securities at amortized cost	40,016	Securities at amortized cost	40,016
Reinsurance contract assets	35,748	Reinsurance contract assets	24,713
Other assets	21,460	Other assets	14,370
Total Liabilities	115,448	Total Liabilities	85,520	(29,928)
Insurance contract liabilities	93,885	Insurance contract liabilities	75,318
		Reinsurance contract liabilities	—
		Investment contract liabilities	—
Other liabilities	21,563	Other liabilities	10,202
Total equity	125,648	Total equity	137,451	11,803

(*1)	The amounts applied under IFRS 9 ‘Financial Instruments’ and IFRS 4 ‘Insurance Contracts’ .
(*2)	The amounts applied under IFRS 9 ‘Financial Instruments’ and IFRS 17 ‘Insurance Contracts’ .

F-4
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

(i) Impact on the statement of financial position and the statement of comprehensive income
<Statement of Comprehensive Income>
The statement of comprehensive income prepared in accordance with IFRS 4 and IFRS 17 for the year ended December 31, 2022 are as follows:

Accounts	Under IFRS 4 and 9 (A) (*1)	Accounts	Under IFRS 17 and 9 (B) (*2)	(B-A)
Operating income	71,210	Insurance service result	(11,060)
		Insurance service revenue	(7,977)
		Net reinsurance service expenses	(3,083)
Operating expenses	(86,452)	Net financial result	1,490
		Investment income	2,181
		Insurance finance expenses	(691)
Operating profit	(15,242)	Operating profit	(9,570)	5,672
Non-operating income	212	Non-operating income	212
Profit before income taxes	(15,030)	Profit before income taxes	(9,358)	5,672
Income tax expense	—	Income tax expense	—
Profit for the year	(15,030)	Profit for the year	(9,358)	5,672
Other comprehensive income for the year	208	Other comprehensive income for the year	225
Total comprehensive loss for the year	(14,822)	Total comprehensive loss for the year	(9,133)	5,689

(*1)	The amounts applied under IFRS 9 ‘Financial Instruments’ and IFRS 4 ‘Insurance Contracts’ .
(*2)	The amounts applied under IFRS 9 ‘Financial Instruments’ and IFRS 17 ‘Insurance Contracts’ .
<Statement of Cash Flows>
The statement of cash flows prepared in accordance with IFRS 4 and IFRS 17 for the year ended December 31, 2022 are as follows:

Accounts	Under IFRS 4 and 9 (A) (*1)	Under IFRS 17 and 9 (B) (*2)	(B-A)
Cash flows from operating activities	9,331	9,331	—
Cash flows from investing activities	(59,056)	(59,056)	—
Cash flows from financing activities	(79,183)	(79,183)	—

(*1)	The amounts applied under IFRS 9 ‘Financial Instruments’ and IFRS 4 ‘Insurance Contracts’ .
(*2)	The amounts applied under IFRS 9 ‘Financial Instruments’ and IFRS 17 ‘Insurance Contracts’

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Significant accounting policies (continued)

(ii) Financial impact of transition to IFRS 17
As of the transition date (January 1, 2022), the measurement of liability for underlying contracts held, using different transition approaches is as follows:
[Shinhan Life Insurance Co., Ltd.]

Transition approach	Date issued - insurance contract	Insurance contract liabilities	Contractual Service Margin
Modified retrospective approach	2019 – 2021	1,437,967	2,734,701
Fair value approach	Before 2018	49,184,220	3,753,602

		50,622,187	6,488,303

As of the transition date (January 1, 2022), the amount of reinsurance contracts held calculated by applying the fair value approach is
~~W~~
281,763 million of reinsurance contract liabilities.
[Shinhan EZ General Insurance, Ltd.]

Transition approach	Date issued - insurance contract	Insurance contract liabilities	Contractual Service Margin
Modified retrospective approach	2019 – 2021	47,331	100
As of the transition date (January 1, 2022), the amount of reinsurance contracts held calculated by applying the fair value approach is
~~W~~
13,025 million of reinsurance contract liabilities.
(iii) Financial impact on insurance assets and liabilities
As of December 31, 2022, the amount of insurance contract liabilities applying IFRS 17 is as follows:
[Shinhan Life Insurance Co., Ltd.]

Classification	Insurance contract liabilities	Contractual service margin (under liabilities)	Insurance contract assets	Contractual service margin (under assets)
Underlying contracts	42,928,691	6,924,913	—	—
Reinsurance contracts	62,770	(83,185)	59,017	94,861

	42,991,461	6,841,728	59,017	94,861

[Shinhan EZ General Insurance, Ltd.]

Classification	Insurance contract liabilities	Contractual service margin (under liabilities)	Insurance contract assets	Contractual service margin (under assets)
Underlying contracts	75,318	—	519	(94)
Reinsurance contracts	—	—	24,713	—

	75,318	—	25,232	(94)

F-
49

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
ii) Risk management organization
The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the “Group Risk Management Committee”) within the controlling company’s Board of Directors. The Group’s Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the
CRO
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

F-
5
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

The resolution of the Committee is as follows:

•	Establish risk management basic policy in line with management strategy

•	Determine the level of risk that can be assumed by the Group and each subsidiary

•	Approve appropriate investment limit or loss allowance limit

•	Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations

•	Matters concerning risk management organization structure and division of duties

•	Matters concerning the operation of the risk management system

•	Matters concerning the establishment of various limits and approval of limits

•	Make decisions on approval of the FSS’s internal rating law for non-retail and retail credit rating systems

•	Matters concerning risk disclosure policy

•	Analysis of crisis situation, related capital management plan and financing plan

•	Matters deemed necessary by the board of directors

•	Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines

•	Matters deemed necessary by the Chairman
The resolution of the Group Risk Management Committee is reported to the Board of Directors.

②	Group Risk Management Council
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

F-5
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.
In addition, the Risk Dash Board is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

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
F-52

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

F-53

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

F-54

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

Corporate exposures	Retail exposures	Card exposures
Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings

Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)

Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification of precautionary or below

Borrower with early warning signals	Borrower with early warning signals	Specific delinquent pool segment

Negative net assets	Specific pool segment

Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent

Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

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

F-55

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

reflected future forecast information through regression estimation. To reflect the
COVID-1
9
economic situation, the Group has reviewed the 3 scenarios of upside, central and downside to reflect the final forward-looking information. For the years ended December 31, 2021 and 2022, macroeconomic variables used by the Group are as follows for each scenario.
<December, 31, 2021>
① Upside scenario

Major variables(*1)	Correlation between credit risks	2021.4Q (*2),(*3)	2022 (*2),(*3)
			1Q	2Q	3Q	4Q

GDP growth rate(YoY %)	(-)	4.1	3.0	3.1	3.8	3.7
Private consumption index(YoY %)	(-)	6.3	5.1	2.5	3.7	3.8
Facility investment growth rate(YoY %)	(-)	4.1	0.5	1.2	5.0	5.1
Consumer price index growth rate(%)	(-)	3.6	2.6	2.4	2.0	2.0
Balance on current account( 100 million dollars)	(-)	202.0	230.0	200.0	220.0	230.0
Government bond 3y yields(%)	—	1.87	1.90	1.90	2.00	2.00
② Central scenario
Major variables(*1)	Correlation between credit risks	2021.4Q (*2),(*3)	2022 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	4.1	2.3	2.4	3.0	3.4
Private consumption index(YoY %)	(-)	6.3	4.4	1.8	2.9	3.5
Facility investment growth rate(YoY %)	(-)	4.1	0.2	0.8	4.5	4.9
Consumer price index growth rate(%)	(-)	3.6	2.7	2.5	2.2	2.0
Balance on current account( 100 million dollars)	(-)	202.0	220.0	180.0	200.0	220.0
Government bond 3y yields(%)	—	1.87	1.80	1.80	1.90	1.90
③ Downside scenario
Major variables(*1)	Correlation between credit risks	2021.4Q (*2),(*3)	2022 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	4.1	1.3	1.3	1.8	3.1
Private consumption index(YoY %)	(-)	6.3	3.4	0.7	1.8	3.1
Facility investment growth rate(YoY %)	(-)	4.1	(0.5)	0.3	4.3	4.5
Consumer price index growth rate(%)	(-)	3.6	3.2	3.0	3.0	2.8
Balance on current account( 100 million dollars)	(-)	202.0	200.0	170.0	180.0	200.0
Government bond 3y yields(%)	—	1.87	2.00	2.00	2.20	2.40

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

<December, 31, 2022>
① Upside scenario

Major variables(*1)	Correlation between credit risks	2022.4Q (*2),(*3)	2023 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	1.4	1.6	1.7	2.5	3.9
Private consumption index(YoY %)	(-)	3.6	4.9	2.8	2.1	3.6
Facility investment growth rate(YoY %)	(-)	6.6	1.5	2.0	(4.2)	5.3
Consumer price index growth rate(%)	(+)	5.3	5.0	4.0	3.4	3.0
Balance on current account(100 million dollars)	(-)	15.0	30.0	40.0	80.0	100.0
Government bond 3y yields(%)	—	3.9	3.7	4.0	4.0	4.0
② Central scenario
Major variables(*1)	Correlation between credit risks	2022.4Q (*2),(*3)	2023 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	1.4	0.4	0.5	1.2	3.7
Private consumption index(YoY %)	(-)	3.6	3.8	1.5	0.6	2.8
Facility investment growth rate(YoY %)	(-)	6.6	0.8	1.0	(5.3)	4.6
Consumer price index growth rate(%)	(+)	5.3	5.3	4.4	3.8	3.4
Balance on current account(100 million dollars)	(-)	15.0	20.0	30.0	60.0	80.0
Government bond 3y yields(%)	—	3.9	4.0	4.2	4.2	4.2
③ Downside scenario
Major variables(*1)	Correlation between credit risks	2022.4Q (*2),(*3)	2023 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	1.4	(0.4)	(0.5)	(0.1)	2.9
Private consumption index(YoY %)	(-)	3.6	2.9	0.3	(0.8)	1.9
Facility investment growth rate(YoY %)	(-)	6.6	0.2	0.3	(6.4)	3.4
Consumer price index growth rate(%)	(+)	5.3	5.7	4.8	4.4	3.8
Balance on current account(100 million dollars)	(-)	15.0	10.0	20.0	40.0	60.0
Government bond 3y yields(%)	—	3.9	4.3	4.6	4.6	4.6

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

④ Worst scenario

Major variables(*1)	Correlation between credit risks	Economic Crisis for 1 year(*4)

GDP growth rate(YoY %)	(-)	(5.1)
Private consumption index(YoY %)	(-)	(11.9)
Facility investment growth rate(YoY %)	(-)	(38.6)
Consumer price index growth rate(%)	(+)	7.5
Balance on current account(100 million dollars)	(-)	401.1
Government bond 3y yields(%)	—	4.4

(*1)
As a result of examining the correlation between each variable, Shinhan Bank applied the GDP growth rate and private consumption index increase rate, etc. as the major variables to reflect the final forward-looking information, while, Shinhan Card applied the GDP growth rate, facility investment change rate, and current account balance, etc. as the major variables. In addition to the table above, the Group has selected unemployment rate and KOSPI forecasts.

(*2)	Considering the default forecast period, the Group reflected the future economic outlook.
(*3)
The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions’ estimates.

(*4)	Shinhan Bank and Jeju Bank reviewed and reflected the Worst scenario (during the foreign exchange crisis) in addition to the three scenarios of Upside, Central and Downside.
The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.
The recent historical default rate is an important reference when estimating the default rate in consideration of the future economic outlook. Economic indicators have worsened since 2020 due to the economic contraction caused by the
COVID-19.
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

F-
59

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
Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

•	Type of products

•	Internal credit risk rating

•	Type of collateral

•	LTV

•	Industry that the borrower belongs to

•	Location of the borrower or collateral

•	Days of delinquency
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

F-
6
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
The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2021 and 2022 is as follows:

	2021		2022
Due from banks and loans at amortized cost (*1),(*3):
Banks	~~W~~	14,166,508	20,137,657
Retail		186,358,002	183,539,365
Government/Public sector/Central bank		15,251,465	15,481,390
Corporations		172,527,573	192,985,692
Card receivable		25,065,621	27,375,162

		413,369,169	439,519,266

Due from banks and loans at fair value through profit or loss(*3):
Banks		34,262	135,214
Corporations		1,683,344	2,280,081

		1,717,606	2,415,295

Securities at fair value through profit or loss		58,310,838	51,604,186
Securities at fair value through other comprehensive income		63,806,919	62,093,908
Securities at amortized cost(*1)		49,930,076	57,971,493
Derivative assets		3,799,189	6,461,796
Other financial assets(*1),(*2)		23,238,932	21,896,490
Guarantee contracts		16,745,707	18,226,546
Loan commitments and other credit liabilities		193,853,866	205,255,277

	~~W~~	824,772,302	865,444,257

(*1)	The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.
(*2)	Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.
(*3)	Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

F-6
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

iii) The maximum amount of exposure to credit risk by type of collateral as of December, 31, 2021 and 2022 is as follows:

	2021
Classification	12 months Expected credit loss		Life time expected credit loss		Total
			Not impaired	Impaired

Guarantee	~~W~~	61,890,908	8,354,723	214,589	70,460,220
Deposits and Savings		2,166,075	285,965	2,446	2,454,486
Property and equipment		1,560,567	416,545	20,162	1,997,274
Real estate		127,505,563	14,318,098	256,972	142,080,633
Securities		1,906,005	128,293	7	2,034,305
Others		5,035,546	—	5,495	5,041,041

Total	~~W~~	200,064,664	23,503,624	499,671	224,067,959

	2022
Classification	12 months Expected credit loss		Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	61,643,599	8,583,456	275,460	70,502,515
Deposits and Savings		2,814,723	287,890	4,348	3,106,961
Property and equipment		1,546,908	404,440	11,523	1,962,871
Real estate		136,154,296	17,439,371	317,213	153,910,880
Securities		2,325,294	243,734	159,040	2,728,068
Others		5,104,440	—	4,564	5,109,004

Total	~~W~~	209,589,260	26,958,891	772,148	237,320,299

F-6
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

iv) Impairment information by credit risk of financial assets
Details of impaired financial assets due to credit risk as of December 31, 2021 and 2022 are as follows:

	2021
	12-month expected credit loss			Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1		Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	10,793,973	3,278,144	112,254	434	—	14,184,805	(18,297)	14,166,508	133,618
Retail		169,313,467	7,015,361	7,900,192	2,127,173	581,534	186,937,727	(579,725)	186,358,002	126,988,030
Government/Public sector/ Central bank		14,531,532	710,527	17,433	257	—	15,259,749	(8,284)	15,251,465	9,000
Corporations		101,866,101	44,060,819	10,743,965	16,702,928	853,977	174,227,790	(1,700,217)	172,527,573	93,682,859
Card receivable		18,793,517	2,541,833	1,829,837	2,350,634	428,068	25,943,889	(878,268)	25,065,621	8,774

		315,298,590	57,606,684	20,603,681	21,181,426	1,863,579	416,553,960	(3,184,791)	413,369,169	220,822,281

Securities at fair value through other comprehensive income (*)		56,176,008	7,478,125	—	152,786	—	63,806,919	—	63,806,919	—
Securities at amortized cost		48,305,398	1,605,335	—	36,290	—	49,947,023	(16,947)	49,930,076	—

	~~W~~	419,779,996	66,690,144	20,603,681	21,370,502	1,863,579	530,307,902	(3,201,738)	527,106,164	220,822,281

(*)	Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to  ~~W~~  37,486 million as of December 31, 2021.

F-6
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
	12-month expected credit loss			Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1		Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	15,883,274	4,166,423	111,593	177	—	20,161,467	(23,810)	20,137,657	42,418
Retail		165,886,703	6,846,625	8,544,051	2,340,393	709,935	184,327,707	(788,342)	183,539,365	129,278,429
Government/Public sector/ Central bank		14,401,434	1,071,236	15,755	557	—	15,488,982	(7,592)	15,481,390	9,000
Corporations		116,264,866	47,287,903	12,582,994	17,780,729	880,857	194,797,349	(1,811,657)	192,985,692	104,854,134
Card receivable		20,858,888	2,727,744	1,671,259	2,662,353	493,480	28,413,724	(1,038,562)	27,375,162	12,589

		333,295,165	62,099,931	22,925,652	22,784,209	2,084,272	443,189,229	(3,669,963)	439,519,266	234,196,570

Securities at fair value through other comprehensive income(*)		52,920,399	9,106,311	—	67,198	—	62,093,908	—	62,093,908	—
Securities at amortized cost		56,333,659	1,643,689	—	10,516	—	57,987,864	(16,371)	57,971,493	—

	~~W~~	442,549,223	72,849,931	22,925,652	22,861,923	2,084,272	563,271,001	(3,686,334)	559,584,667	234,196,570

(*)	Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to  ~~W~~  33,108 million as of December 31, 2022.

F-6
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

v) Credit risk exposures per credit grade of
off-balance
items
Credit risk exposures per credit grade of
off-balance
items as of December 31, 2021 and 2022 are as follows:

	2021
	Grade 1		Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	12,671,376	3,434,615	—	16,105,991
Life time expected credit loss		342,224	205,179	—	547,403
Impaired		—	—	92,313	92,313

		13,013,600	3,639,794	92,313	16,745,707

Loan commitment and other credit line
12-month expected credit loss		160,307,100	23,370,613	—	183,677,713
Life time expected credit loss		7,406,324	2,759,057	—	10,165,381
Impaired		—	—	10,772	10,772

		167,713,424	26,129,670	10,772	193,853,866

	~~W~~	180,727,024	29,769,464	103,085	210,599,573

	2022
	Grade 1		Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	14,262,990	3,314,584	—	17,577,574
Life time expected credit loss		386,159	164,400	—	550,559
Impaired		—	—	98,413	98,413

		14,649,149	3,478,984	98,413	18,226,546

Loan commitment and other credit line
12-month expected credit loss		178,532,138	17,418,916	—	195,951,054
Life time expected credit loss		6,287,658	3,011,715	—	9,299,373
Impaired		—	—	4,850	4,850

		184,819,796	20,430,631	4,850	205,255,277

	~~W~~	199,468,945	23,909,615	103,263	223,481,823

vi) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

F-6
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

vii) Credit risk exposures per credit quality of derivative assets
Credit quality of derivative assets as of December 31, 2021 and 2022 are as follows:

	2021		2022
Grade 1	~~W~~	3,201,912	5,942,661
Grade 2		597,277	519,135

	~~W~~	3,799,189	6,461,796

(*)	Credit quality of derivative assets is classified based on the internal credit ratings.

F-6
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

viii) Concentration by geographic location
An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2021 and 2022 are as follows:

	2021
Classification (*)	Korea		USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	4,310,888	1,525,158	235,591	450,689	530,688	1,676,080	2,677,445	2,759,969	14,166,508
Retail		175,777,754	392,882	7,683	4,338,281	3,111	2,412,670	1,944,105	1,481,516	186,358,002
Government/Public sector/Central bank		11,807,591	796,405	—	1,279,012	217,773	248,301	462,308	440,075	15,251,465
Corporations		151,625,249	3,684,068	254,051	4,375,807	94,186	3,012,133	2,947,746	6,534,333	172,527,573
Card receivable		24,832,367	10,435	462	2,033	233	170,929	32,281	16,881	25,065,621

		368,353,849	6,408,948	497,787	10,445,822	845,991	7,520,113	8,063,885	11,232,774	413,369,169

Deposits and loans at FVTPL
Banks		—	34,262	—	—	—	—	—	—	34,262
Corporations		1,113,229	282,513	—	19,274	—	—	—	268,328	1,683,344

		1,113,229	316,775	—	19,274	—	—	—	268,328	1,717,606

Securities measured at FVTPL		53,942,627	2,359,478	255,023	91,766	19,048	27,613	76,107	1,539,176	58,310,838
Securities at FVOCI		59,353,250	1,871,526	164,340	250,768	52,199	120,884	679,527	1,314,425	63,806,919
Securities at amortized cost		46,896,258	777,546	—	244,149	—	902,377	80,041	1,029,705	49,930,076

	~~W~~	529,659,213	11,734,273	917,150	11,051,779	917,238	8,570,987	8,899,560	15,384,408	587,134,608

Off-balance accounts
Guarantees	~~W~~	15,451,432	156,225	4,690	28,725	13,374	382,307	617,574	91,380	16,745,707
Loan commitments and other liabilities related to credit		182,701,367	686,381	260,036	771,183	87,080	2,772,750	2,157,388	4,417,681	193,853,866

	~~W~~	198,152,799	842,606	264,726	799,908	100,454	3,155,057	2,774,962	4,509,061	210,599,573

(*)	The following accounts are the net carrying value less provision for doubtful accounts.

F-6
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
Classification(*)	Korea		USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	5,956,111	2,259,951	765,128	879,022	675,370	1,793,330	3,861,678	3,947,067	20,137,657
Retail		171,780,848	403,445	8,199	4,357,325	3,716	3,183,424	2,030,305	1,772,103	183,539,365
Government/Public sector/Central bank		11,251,561	915,306	—	1,404,163	426,747	345,843	441,551	696,219	15,481,390
Corporations		170,961,934	3,687,701	451,254	5,152,628	105,205	3,228,817	2,694,661	6,703,492	192,985,692
Card receivable		27,065,988	11,017	428	2,291	286	236,095	38,416	20,641	27,375,162

		387,016,442	7,277,420	1,225,009	11,795,429	1,211,324	8,787,509	9,066,611	13,139,522	439,519,266

Deposits and loans at FVTPL
Banks		109,098	26,116	—	—	—	—	—	—	135,214
Corporations		1,510,976	285,107	82,172	17,829	—	—	—	383,997	2,280,081

		1,620,074	311,223	82,172	17,829	—	—	—	383,997	2,415,295

Securities measured at FVTPL		48,322,318	1,602,598	252,390	58,255	23,610	31,952	16,469	1,296,594	51,604,186
Securities at FVOCI		55,849,223	3,104,384	193,598	348,240	34,065	92,940	688,085	1,783,373	62,093,908
Securities at amortized cost		54,843,005	1,020,227	—	214,653	—	726,476	110,884	1,056,248	57,971,493

		547,651,062	13,315,852	1,753,169	12,434,406	1,268,999	9,638,877	9,882,049	17,659,734	613,604,148

Off-balance accounts
Guarantees		16,426,498	118,951	23,481	47,805	44,203	329,904	1,015,543	220,161	18,226,546
Loan commitments and other liabilities related to credit		194,236,727	1,312,830	317,335	550,116	42,230	1,816,773	2,548,483	4,430,783	205,255,277

	~~W~~	210,663,225	1,431,781	340,816	597,921	86,433	2,146,677	3,564,026	4,650,944	223,481,823

(*)	The following accounts are the net carrying value less provision for doubtful accounts.

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

ix) Concentration by industry sector
An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2021 and 2022 is as follows:

	2021
Classification (*)	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,447,829	—	—	—	—	—	718,679	—	14,166,508
Retail		—	—	—	—	—	—	—	186,358,002	186,358,002
Government/Public sector/Central bank		15,216,403	—	—	1,797	—	—	33,265	—	15,251,465
Corporations		13,384,083	53,134,572	21,167,564	41,106,836	3,727,338	6,544,166	33,463,014	—	172,527,573
Card receivable		51,123	252,973	228,900	46,896	45,568	29,713	1,899,301	22,511,147	25,065,621

		42,099,438	53,387,545	21,396,464	41,155,529	3,772,906	6,573,879	36,114,259	208,869,149	413,369,169

Due from banks and loans at FVTPL
Banks		34,262	—	—	—	—	—	—	—	34,262
Corporations		986,736	492,598	15,107	78,753	22,537	2,637	84,976	—	1,683,344

		1,020,998	492,598	15,107	78,753	22,537	2,637	84,976	—	1,717,606

Securities measured at FVTPL		33,769,892	3,248,846	1,169,038	773,687	299,972	152,341	18,897,062	—	58,310,838
Securities at FVOCI		27,034,695	3,529,756	523,631	775,967	1,144,998	30,928	30,766,944	—	63,806,919
Securities at amortized cost		10,309,318	—	—	1,074,393	1,249,070	—	37,297,295	—	49,930,076

		114,234,341	60,658,745	23,104,240	43,858,329	6,489,483	6,759,785	123,160,536	208,869,149	587,134,608

Off-balance accounts
Guarantees		2,308,627	8,124,340	3,469,001	350,591	207,691	151,653	2,132,267	1,537	16,745,707
Loan commitments and other liabilities related to credit		15,445,541	25,389,003	8,908,201	3,676,457	2,213,871	499,633	20,404,848	117,316,312	193,853,866

	~~W~~	17,754,168	33,513,343	12,377,202	4,027,048	2,421,562	651,286	22,537,115	117,317,849	210,599,573

(*)	The composition details by industry are net book value less allowances.

F-
69

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
Classification (*)	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	19,486,003	—	—	—	29,979	—	621,675	—	20,137,657
Retail		—	—	—	—	—	—	—	183,539,365	183,539,365
Government/Public sector/Central bank		15,422,776	—	—	1,296	—	—	57,318	—	15,481,390
Corporations		16,579,826	57,861,407	22,984,739	45,088,702	4,470,587	6,619,476	39,380,955	—	192,985,692
Card receivable		47,835	276,473	266,220	49,060	51,113	31,333	1,084,143	25,568,985	27,375,162

		51,536,440	58,137,880	23,250,959	45,139,058	4,551,679	6,650,809	41,144,091	209,108,350	439,519,266

Due from banks and loans at FVTPL
Banks		26,115	—	—	69,533	—	—	39,566	—	135,214
Corporations		1,287,647	615,693	94,393	154,329	68,460	—	59,559	—	2,280,081

		1,313,762	615,693	94,393	223,862	68,460	—	99,125	—	2,415,295

Securities measured at FVTPL		29,194,048	1,962,916	1,018,407	1,039,955	247,657	89,394	18,051,809	—	51,604,186
Securities at FVOCI		25,383,957	2,917,059	602,196	780,751	883,115	38,704	31,488,126	—	62,093,908
Securities at amortized cost		14,169,681	9,931	—	1,090,606	1,357,949	—	41,343,326	—	57,971,493

		121,597,888	63,643,479	24,965,955	48,274,232	7,108,860	6,778,907	132,126,477	209,108,350	613,604,148

Off-balance accounts
Guarantees		2,444,168	8,998,689	3,403,653	115,912	224,439	112,755	2,576,924	350,006	18,226,546
Loan commitments and other liabilities related to credit		17,871,585	28,414,045	10,535,492	3,918,854	2,242,493	462,976	15,669,405	126,140,427	205,255,277

	~~W~~	20,315,753	37,412,734	13,939,145	4,034,766	2,466,932	575,731	18,246,329	126,490,433	223,481,823

(*) The composition details by industry are net book value less allowances.

F-
7
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
Shinhan Securities measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear
products, such as options, in details. In addition to the VaR limit, the Shinhan Securities sets and manages issuance and transaction limit, and stop-loss limit for each department.

F-7
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2021 and 2022 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2021
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	587,482	625,298	557,622	576,515
Stock price risk		209,101	231,137	179,415	219,900
Foreign exchange risk		274,140	301,271	245,232	299,909
Commodity risk		8,544	9,571	8,043	8,043
Option volatility risk		16,404	30,244	1,269	19,032

	~~W~~	1,095,671	1,197,521	991,581	1,123,399

	2022
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	485,531	526,936	447,425	447,425
Stock price risk		217,845	242,341	196,879	242,341
Foreign exchange risk		334,543	374,984	293,437	344,415
Commodity risk		11,624	14,309	9,213	9,213
Option volatility risk		64,208	71,811	43,374	70,770

	~~W~~	1,113,751	1,230,381	990,328	1,114,164

i-3)
Shinhan Bank
The analyses of the
ten-day
99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	28,749	55,773	17,537	28,030
Stock price risk		11,583	21,340	3,850	19,618
Foreign exchange risk (*)		159,165	185,514	136,936	161,978
Option volatility risk		162	368	29	60
Commodity risk		11	151	—	8
Portfolio diversification effect		(25,023)	(52,611)	(13,207)	(17,470)

	~~W~~	174,647	210,535	145,145	192,224

F-7
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	44,719	64,628	24,322	53,777
Stock price risk		20,303	24,879	13,443	21,659
Foreign exchange risk (*)		191,013	262,319	161,760	252,453
Option volatility risk		84	211	25	110
Commodity risk		13	193	—	27
Portfolio diversification effect		(33,760)	(77,335)	(10,872)	(62,957)

	~~W~~	222,372	274,895	188,678	265,069

(*)	Both trading and non-trading accounts are included.
i-4)
Shinhan Card
The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31 2021 and 2022, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2021
	Average		Maximum	Minimum	December 31
Interest rate risk(*)	~~W~~	1,996	2,350	1,700	1,700

	2022
	Average		Maximum	Minimum	December 31
Interest rate risk(*)	~~W~~	1,784	2,401	1,650	1,801

(*)	Foreign subsidiaries are excluded from the calculation.
i-5)
Shinhan Securities
The analyses of the
ten-day
99.9
% confidence level-based VaR for managing market risk for trading positions of Shinhan Securities as of and for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	21,079	35,503	7,724	27,207
Stock price risk		31,668	62,315	15,856	33,295
Foreign exchange risk		24,354	43,826	2,548	28,594
Option volatility risk		49,345	96,355	31,155	79,589
Portfolio diversification effect		(47,759)	(104,149)	(7,380)	(58,241)

	~~W~~	78,687	133,850	49,903	110,444

F-7
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	30,003	44,131	17,123	39,578
Stock price risk		36,100	63,956	14,507	25,762
Foreign exchange risk		31,709	63,480	13,452	63,480
Option volatility risk		70,021	103,928	40,806	43,102
Portfolio diversification effect		(64,641)	(147,826)	(9,066)	(74,885)

	~~W~~	103,192	127,669	76,822	97,037

i-6)
Shinhan Life Insurance
The analyses of the
ten-day
99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	4,161	9,262	457	1,259
Stock price risk		8,938	15,009	1,909	6,303
Foreign exchange risk		7,680	13,746	481	11,404
Option volatility risk		1,252	2,828	26	47

	~~W~~	22,031	40,845	2,873	19,013

	2022
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	3,412	6,756	1,253	3,415
Stock price risk		9,441	11,034	6,206	9,505
Foreign exchange risk		13,403	30,111	818	23,286
Option volatility risk		179	493	11	494

	~~W~~	26,435	48,394	8,288	36,700

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
The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behavior models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate EaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB (e.g. (KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp). In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as Δ EVE (Economic Value of Equity) and Δ NII (Net Interest Income), respectively.
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
The details of interest rate VaR and EaR for major subsidiaries for as of December 31, 2021 and 2022 are as follows:
ii-3)
Shinhan Bank

	2021		2022
ΔEVE (*1)	~~W~~	774,352	1,046,136
ΔNII (*2)		96,145	599,941
ii-4)
Shinhan Card

	2021		2022
ΔEVE (*1)	~~W~~	831,361	1,249,597
ΔNII (*2)		672,303	693,911

F-7
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

ii-5)
Shinhan Securities

	2021		2022
ΔEVE (*1)	~~W~~	186,587	212,135
ΔNII (*2)		187,548	95,076
ii-6)
Shinhan Life Insurance

	2021		2022
ΔEVE (*1)	~~W~~	2,751,977	2,353,230
ΔNII (*2)		84,812	62,923

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

Foreign currency denominated assets and liabilities as of December 31, 2021 and 2022 are as follows:

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

F-7
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	6,905,793	2,071,000	263,746	715,471	4,848,097	14,804,107
Due from banks at FVTPL		26,116	—	—	—	—	26,116
Loans at FVTPL		291,678	—	239,520	—	—	531,198
Loan at amortized cost		29,077,790	10,608,558	1,735,218	5,021,722	10,639,672	57,082,960
Securities at FVTPL		4,569,547	4,894	718,381	425	362,497	5,655,744
Derivative assets		1,476,251	2,585	33,613	4,598	33,866	1,550,913
Securities at FVOCI		5,911,909	180,352	287,774	498,367	1,191,984	8,070,386
Securities at amortized cost		1,442,437	203,102	96,701	110,997	1,705,337	3,558,574
Other financial assets		3,471,591	597,067	563,242	344,126	1,555,264	6,531,290

	~~W~~	53,173,112	13,667,558	3,938,195	6,695,706	20,336,717	97,811,288

Liabilities:
Deposits	~~W~~	25,719,297	11,812,723	1,633,007	5,035,481	11,769,661	55,970,169
Financial liabilities at FVTPL		10,038	—	—	—	422,006	432,044
Derivative liabilities		1,345,476	1,899	59,206	3,074	77,662	1,487,317
Borrowings		9,976,462	1,349,529	182,926	85,862	1,226,389	12,821,168
Debt securities issued		10,774,062	352,677	675,600	108,864	1,495,991	13,407,194
Financial liabilities designated at FVTPL		1,077,789	—	—	—	—	1,077,789
Other financial liabilities		4,282,674	259,683	621,770	889,138	1,520,382	7,573,647

	~~W~~	53,185,798	13,776,511	3,172,509	6,122,419	16,512,091	92,769,328

Net domestic and foreign currency exposure	~~W~~	(12,686)	(108,953)	765,686	573,287	3,824,626	5,041,960
Off-balance derivative exposure		3,692,999	711,180	(466,451)	(55,705)	(1,836,929)	2,045,094

Net foreign currency exposure	~~W~~	3,680,313	602,227	299,235	517,582	1,987,697	7,087,054

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

F-
79

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

The details of the composition of
non-derivative
financial instruments and derivative financial instruments by remaining period are as of December 31, 2021 and 2022 are as follows:

	2021(*1)
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	24,864,116	796,046	329,809	1,151,073	108,491	1,299,438	28,548,973
Due from banks at fair value through profit or loss		34,263	—	—	—	—	—	34,263
Loans at fair value through profit or loss		170,540	628,905	117,975	49,932	563,246	167,284	1,697,882
Loans at amortized cost		32,258,357	45,442,330	57,821,874	89,630,955	129,534,255	75,571,202	430,258,973
Securities at fair value through profit or loss		51,899,638	106,637	385,952	608,957	2,024,069	5,776,840	60,802,093
Securities at fair value through other comprehensive income		60,818,846	1,204,770	91,704	634,600	1,249,183	897,270	64,896,373
Securities at amortized cost		515,883	2,542,470	1,992,334	4,273,021	18,358,433	36,658,577	64,340,718
Other financial assets		21,052,012	50,602	25,096	372,536	253,373	1,800,309	23,553,928

	~~W~~	191,613,655	50,771,760	60,764,744	96,721,074	152,091,050	122,170,920	674,133,203

Liabilities:
Deposits(*2)	~~W~~	212,378,477	36,147,003	40,879,482	59,303,450	17,046,796	2,589,696	368,344,904
Financial liabilities at fair value through profit or loss		1,371,503	—	—	—	—	—	1,371,503
Borrowings		13,159,909	3,928,317	3,643,545	5,171,542	14,168,441	3,649,507	43,721,261
Debt securities issued		4,833,061	7,033,973	7,257,291	17,537,101	41,799,782	5,334,848	83,796,056
Financial liabilities designated at fair value through profit or loss		332,597	294,931	586,682	1,298,402	4,165,201	1,346,057	8,023,870
Other financial liabilities		26,754,163	175,952	136,110	568,997	579,871	159,352	28,374,445

	~~W~~	258,829,710	47,580,176	52,503,110	83,879,492	77,760,091	13,079,460	533,632,039

Off balance(*3):
Guarantee contracts	~~W~~	16,745,707	—	—	—	—	—	16,745,707
Other liabilities related to loan commitments		193,853,866	—	—	—	—	—	193,853,866

	~~W~~	210,599,573	—	—	—	—	—	210,599,573

Derivatives	~~W~~	380,609	23,508	11,867	23,099	(363,034)	47,464	123,513

F-
8
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022(*1)
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	25,149,737	974,982	529,653	1,795,509	126,607	1,087,249	29,663,737
Due from banks at fair value through profit or loss		26,116	—	—	—	—	—	26,116
Loans at fair value through profit or loss		424,585	858,019	58,705	141,706	735,426	329,636	2,548,077
Loans at amortized cost		40,117,301	50,209,078	62,027,337	95,214,850	138,145,726	85,266,419	470,980,711
Securities at fair value through profit or loss		42,441,397	124,005	452,662	436,486	2,823,913	7,941,405	54,219,868
Securities at fair value through other comprehensive income		54,294,050	1,664,172	506,614	955,692	5,508,063	748,761	63,677,352
Securities at amortized cost		518,445	2,048,707	1,331,479	5,383,089	26,724,733	36,906,942	72,913,395
Other financial assets		17,681,452	88,720	53,740	539,107	341,421	1,793,979	20,498,419

	~~W~~	180,653,083	55,967,683	64,960,190	104,466,439	174,405,889	134,074,391	714,527,675

Liabilities:
Deposits (*2)	~~W~~	210,900,107	42,661,824	41,864,404	71,259,303	21,141,919	2,627,394	390,454,951
Financial liabilities at fair value through profit or loss		1,148,899	—	—	—	—	—	1,148,899
Borrowings		11,960,133	4,760,298	4,798,388	7,249,539	12,298,388	9,024,107	50,090,853
Debt securities issued		4,563,916	8,368,614	9,646,088	16,486,221	37,534,713	5,157,377	81,756,929
Financial liabilities designated at fair value through profit or loss		276,430	725,909	706,117	1,511,517	4,063,511	1,092,827	8,376,311
Other financial liabilities		27,579,552	233,395	133,729	287,774	1,037,741	113,667	29,385,858

	~~W~~	256,429,037	56,750,040	57,148,726	96,794,354	76,076,272	18,015,372	561,213,801

Off balance (*3):
Guarantee contracts	~~W~~	18,226,546	—	—	—	—	—	18,226,546
Other liabilities related to loan commitments		205,255,277	—	—	—	—	—	205,255,277

	~~W~~	223,481,823	—	—	—	—	—	223,481,823

Derivatives	~~W~~	(384,134)	8,916	(7,058)	(220,528)	(1,211,454)	(24,069)	(1,838,327)

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~ 172,107,724 million and ~~W~~ 157,446,276 million as of December 31, 2021 and 2022 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Though guarantees, loan agreements, and other credit offerings provided by the Group exist, if the counterparty requests a payment, the Group should fulfill the obligation immediately.

F-8
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

F-8
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

i) Financial instruments measured at fair value

i-1)	The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2021 and 2022 are as follows:

	2021
	Level 1		Level 2	Level 3(*3)	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	—	—	34,262	34,262
Loans at FVTPL (*1)		—	790,510	892,834	1,683,344
Securities at FVTPL:
Debt securities and other securities (*2)		7,250,389	40,396,692	10,580,066	58,227,147
Equity securities		942,433	107,416	1,325,466	2,375,315
Gold/silver deposits		83,691	—	—	83,691

		8,276,513	40,504,108	11,905,532	60,686,153

Derivative assets:
Trading		11,542	3,033,965	528,619	3,574,126
Hedging		—	225,063	—	225,063

		11,542	3,259,028	528,619	3,799,189

Securities measured at FVOCI:
Debt securities		24,951,761	38,855,158	—	63,806,919
Equity securities		257,947	48,225	725,232	1,031,404

		25,209,708	38,903,383	725,232	64,838,323

	~~W~~	33,497,763	83,457,029	14,086,479	131,041,271

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	787,767	—	—	787,767
Gold/silver deposits		581,458	—	—	581,458

		1,369,225	—	—	1,369,225

Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities (*2)		—	401,345	7,622,525	8,023,870
Derivative liabilities:
Trading		191,061	2,862,761	153,933	3,207,755
Hedging		—	196,060	182,749	378,809

		191,061	3,058,821	336,682	3,586,564

	~~W~~	1,560,286	3,460,166	7,959,207	12,979,659

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

(*3)
The valuation amount for the
over-the-counter
derivatives classified as Level 3 by Shinhan Securities Corp. are
~~W~~
72,980 million in financial assets at FVTPL,
~~W~~
7,622,526 million in financial liabilities designated at fair value through profit or loss,
~~W~~
527,726 million in derivative assets, and
~~W~~
153,084 million in derivative liabilities. The above level 3 over-the-counter
derivatives measure fair value using the internal valuation model of Shinhan Securities Co., Ltd.

F-8
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
	Level 1		Level 2	Level 3(*3)	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	—	26,116	—	26,116
Loans at FVTPL (*1)		—	957,543	1,431,637	2,389,180
Securities at FVTPL:
Debt securities and other securities (*2)		5,757,167	34,154,575	11,616,475	51,528,217
Equity securities		623,094	5,044	1,996,050	2,624,188
Gold/silver deposits		75,969	—	—	75,969

		6,456,230	34,159,619	13,612,525	54,228,374

Derivative assets:
Trading		47,550	5,586,798	529,144	6,163,492
Hedging		—	298,304	—	298,304

	47,550		5,885,102	529,144	6,461,796

Securities measured at FVOCI:
Debt securities		24,784,510	37,309,398	—	62,093,908
Equity securities		691,257	—	876,554	1,567,811

	25,475,767		37,309,398	876,554	63,661,719

	~~W~~ 31,979,547		78,337,778	16,449,860	126,767,185

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	724,104	—	—	724,104
Gold/silver deposits		422,006	—	—	422,006

	1,146,110		—	—	1,146,110

Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities (*2)		—	389,132	7,930,909	8,320,041
Debt securities issued		—	47,327	—	47,327
	—		436,459	7,930,909	8,367,368
Derivative liabilities:
Trading		248,462	5,809,597	467,522	6,525,581
Hedging		—	835,365	343,759	1,179,124

	248,462		6,644,962	811,281	7,704,705

	~~W~~ 1,394,572		7,081,421	8,742,190	17,218,183

(*1)
Of the Financial assets at FVTPL invested by the Group,
P-note’s
valuation of amount related to Lime Asset Management is
~~W~~
133.8 billion. As of December 31, 2022, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

F-8
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

(*2)
Financial instruments (Beneficiary certificates:
~~W~~
221.7 billion and derivatives-combined securities:

~~W~~

221.7 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2022. The Group estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3)
The valuation amount for the
over-the-counter
derivatives classified as Level 3 by Shinhan Securities Corp. are
~~W~~
75,925 million in financial assets at FVTPL,
~~W~~
7,930,909 million in financial liabilities designated at fair value through profit or loss,

~~W~~

526,868 million in derivative assets, and
~~W~~
468,028 million in derivative liabilities. The above level 3 over-the-counter
derivatives measure fair value using the internal valuation model of Shinhan Securities Co., Ltd.

i-2)
Classification of financial instruments as fair value level 3
The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Financial asset at fair value through profit or loss		Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	10,925,715	717,408	(8,141,504)	321,499	(102,024)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		271,065	448	(273,536)	348,046	(80,725)
Recognized in other comprehensive income (loss) for the year		38,566	24,672	(1,526)	—	—

		309,631	25,120	(275,062)	348,046	(80,725)
Purchase		4,792,810	21,440	—	4,394	—
Issue		—	—	(8,488,977)	—	—
Settlement		(3,498,968)	(38,736)	9,283,018	(299,633)	—
Reclassification (*3)		(9,641)	—	—	—	—
Transfer to level 3 (*2)		507,984	—	—	446	—
Transfer from level 3 (*2)		(194,903)	—	—	(66)	—

Ending balance	~~W~~	12,832,628	725,232	(7,622,525)	374,686	(182,749)

F-8
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
	Financial asset at fair value through profit or loss		Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	12,832,628	725,232	(7,622,525)	374,686	(182,749)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		21,694	—	633,415	(484,756)	(161,010)
Recognized in other comprehensive income (loss) for the year		(152,921)	(705)	(5,919)	—	—

		(131,227)	(705)	627,496	(484,756)	(161,010)
Purchase		5,878,937	162,937	—	190,380	—
Issue		—	—	(6,030,787)	—	—
Settlement		(3,479,624)	(10,910)	5,094,907	(18,763)	—
Transfer to level 3 (*2)		173,636	—	—	—	—
Transfer from level 3 (*2)		(230,188)	—	—	75	—

Ending balance	~~W~~	15,044,162	876,554	(7,930,909)	61,622	(343,759)

(*1)
Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2021 and 2022 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

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

F-8
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at fair value through profit or loss	~~W~~	(463,062)	(607,708)
Net gain on financial liabilities designated at fair value through profit or loss		633,415	762,342
Net gain on securities at fair value through other comprehensive income		—	—
Net other operating expense		(161,010)	(161,010)

	~~W~~	9,343	(6,376)

(*2)
The investment securities transferred to Level 3 as the availability of observable market data changed due to reasons such as suspension of trading, and the derivative instruments transferred to Level 3 as the availability of observable market data changed due to reasons such as changes in the valuation.

(*3)	It has been replaced by investment assets in associates.

i-3)	Valuation techniques and significant inputs not observable in markets

i-3-1)	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2021 and 2022 are as follows:

	2021
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV	~~W~~	41,187,202	Discount rate, interest rate, stock price and etc.
Equity securities	NAV		107,416	Price of underlying assets such as stocks, bonds, etc.

			41,294,618

Derivative assets
Trading	Option model, Implied forward		3,033,965	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging	interest rate, DCF		225,063

			3,259,028

Securities at fair value through other comprehensive income
Debt securities	DCF		38,855,158	Interest rate, discount rate and price of underlying assets such as stock, bonds, etc.
Equity securities	NAV		48,225

			38,903,383

		~~W~~	83,457,029

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Liabilities
Financial liabilities designated at fair value through profit or loss
Compound financial instruments	Option model	~~W~~	401,345	Discount rate
Derivative liabilities
Trading	Option model,		2,862,761	Discount rate, foreign exchange rate, volatility, stock price and commodity
Hedging	DCF		196,060	index, etc.

		3,058,821

		~~W~~ 3,460,166

	2022
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV	~~W~~	35,138,234	Discount rate, interest rate, stock price and etc.
Equity securities	NAV		5,044	Price of underlying assets such as stocks, bonds, etc.

			35,143,278

Derivative assets
Trading	Option model, Implied forward interest rate, DCF		5,586,798	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			298,304

			5,885,102

Securities at fair value through other comprehensive income
Debt securities	DCF		37,309,398	Interest rate, discount rate and price of underlying assets such as stock, bonds, etc.

		~~W~~	78,337,778

F-
89

SHINHAN FINANCIAL GROUP CO., L
T
D. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
Type of financial instrument	Valuation technique	Carrying value		Significant inputs

Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model	~~W~~	47,327	Discount rate, volatility
Compound financial instruments			389,132	Discount rate

			436,459

Derivative liabilities
Trading	Option model, DCF		5,809,597	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			835,365

			6,644,962

		~~W~~	7,081,421

i-3-2)	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2021 and 2022 are as follows:

	2021
Type of financial instrument	Valuation technique	Carrying value(*2)		Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1)	~~W~~	11,507,162	The volatility of the underlying asset, Discount rate, Correlations and Growth rate	19.48%~72.69% 0.07%~27.30% 23.17%~58.47% 0.00%~1.00%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		1,325,466	The volatility of the underlying asset, Discount rate, Correlations and Growth rate	16.00%~32.00% 5.45%~16.35% 0.00%~54.00% 1.00%

			12,832,628

Derivative assets
Equity and foreign exchange related	Option model(*1)		28,783	The volatility of the underlying asset and Correlations	2.29%~50.00% -5.00%~91.00%
Interest rates related	Option model(*1)		6,029	The volatility of the underlying asset, Correlations and Discount rate	0.70% 80.00%~82.00% 1.11%~1.83%
Credit and commodity related	Option model(*1)		493,807	The volatility of the underlying asset and Hazard Rate	0.70%~4.70% 5.17%~93.69%

			528,619

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		725,232	The volatility of the underlying asset, Discount rate and Growth rate	25.49% 9.80%~22.79% 0.00%~2.00%

		~~W~~	14,086,479

F-
9
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
Type of financial instrument	Valuation technique	Carrying value(*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	7,622,525	The volatility of the underlying asset, and Correlations	0.50%~94.90% -12.00%~88.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		13,214	The volatility of the underlying asset, and Correlations	2.29%~42.00% -5.00%~91.00%
Interest rates related	Option model(*1)		258,364	The volatility of the underlying asset, Regression coefficient, and Correlations	0.46%~0.78% 0.00%~0.54% 0.00%~90.34%
Credit and commodity related	Option model(*1)		65,104	The volatility of the underlying asset, and Hazard Rate	1.90%~94.90% 5.17%~100.79%

			336,682

		~~W~~	7,959,207

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)
There is no disclosure for valuation techniques and input variables related to items where the carrying value is recognized as a reasonable approximation of fair value and the carrying value
is disclosed at fair value.

F-9
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
Type of financial instrument	Valuation technique	Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Income approach	~~W~~ 13,048,112	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation Value	0.60%~68.10% 2.92%~38.87% 15.94%~90.00%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis, Transaction case price	1,996,050	The volatility of the underlying asset, Discount rate and Correlations	20.50%~25.30% 5.59%~15.18% 11.90%~66.00%

		15,044,162

Derivative assets
Equity and foreign exchange related	Option model(*1)	54,541	The volatility of the underlying asset and Correlations	4.89%~84.40% 7.30%~72.30%
Interest rates related	Option model(*1)	51,025	The volatility of the underlying asset and Correlations	0.60%~1.10% 76.60%~78.90%
Credit and commodity related	Option model(*1)	423,578	The volatility of the underlying asset, Correlations and Hazard Rate	42.20%~55.90% 99.9% 1.20%~3.60%

		529,144

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis	876,554	The volatility of the underlying asset, Discount rate, Growth rate and Volatility	28.62% 9.08%~19.14% 0.00%~2.00% 0.56%~1.21%

		~~W~~ 16,449,860

F-9
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
Type of financial instrument	Valuation technique	Carrying value(*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	7,930,909	The volatility of the underlying asset and Correlations	0.20%~84.40% -44.20%~86.30%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		13,841	The volatility of the underlying asset and Correlations	4.89%~84.40% -42.30%~87.60%
Interest rates related	Option model(*1)		642,123	The volatility of the underlying asset, Regression coefficient and Correlations	0.20%~1.10% 0.00%~1.46% 23.60%~90.34%
Credit and commodity related	Option model(*1)		155,317	The volatility of the underlying asset, Correlations and Hazard Rate	0.20%~45.70% 23.60%~78.90% 1.20%~2.90%

			811,281

		~~W~~	8,742,190

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)
There is no disclosure for valuation techniques and input variables related to items where the carrying value is recognized as a reasonable approximation of fair value and the carrying value is disclosed at fair value.

i-4)	Sensitivity for changing in unobservable inputs
For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2021 and 2022.

	2021
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1),(*2):
Financial asset at fair value through profit or loss	~~W~~	39,084	(43,072)
Derivative assets		16,893	(11,809)

Securities at fair value through other comprehensive income(*2)		38,865	(38,210)

	~~W~~	94,842	(93,091)

Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	45,493	(50,845)
Derivative liabilities		25,326	(23,486)

	~~W~~	70,819	(74,331)

F-9
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1),(*2):
Financial asset at fair value through profit or loss	~~W~~	62,840	(59,865)
Derivative assets		12,499	(11,465)

Securities at fair value through other comprehensive income(*2)		44,097	(32,469)

	~~W~~	119,436	(103,799)

Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	57,121	(60,525)
Derivative liabilities		16,388	(16,908)

	~~W~~	73,509	(77,433)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset(-10~10%p) or correlations (-10~10%p), a significant unobservable input.
(*2)	Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are a significant unobservable input, from -1%p to 1%p.
ii) Financial instruments measured at amortized cost

ii-1)	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.

Securities	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings	The carrying value and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

F-9
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

Type	Measurement methods of fair value

Other financial assets and other financial liabilities	The carrying value is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.
ii-2)
The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2021 and 2022 are as follows:

	2021			2022
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Deposits measured at amortized cost	~~W~~	24,232,013	24,216,932	27,227,755	27,123,736
Loans measured at amortized cost		389,137,156	390,406,822	412,291,511	409,344,807

Securities measured at amortized cost
Government bonds		34,679,301	34,377,110	38,371,463	33,820,827
Financial institution bonds		3,423,536	3,477,834	6,530,386	6,294,481
Corporation bonds		11,827,239	11,750,467	13,069,644	11,428,463

		49,930,076	49,605,411	57,971,493	51,543,771

Other financial assets		23,238,932	23,389,209	21,896,490	22,129,807

	~~W~~	486,538,177	487,618,374	519,387,249	510,142,121

Liabilities:
Deposit liabilities
Demand deposits	~~W~~	172,107,724	172,107,724	157,446,276	157,446,276
Time deposits		161,498,901	161,301,409	196,265,911	195,886,583
Certificate of deposit		16,576,536	16,606,894	14,921,375	14,748,736
Issued bill deposit		5,818,001	5,817,844	6,631,858	6,631,276
CMA deposits		5,246,478	5,246,478	4,634,010	4,634,010
Others		3,649,035	3,648,983	3,111,315	3,110,993

		364,896,675	364,729,332	383,010,745	382,457,874

Borrowing debts:
Call-money		1,534,611	1,534,611	1,276,301	1,276,301
Bills sold		9,032	9,019	15,057	15,006
Bonds sold under repurchase agreements		10,709,115	10,709,115	9,544,536	9,544,536
Borrowings		30,914,307	30,803,417	38,443,281	37,602,027

		43,167,065	43,056,162	49,279,175	48,437,870

Debts:
Borrowings in Korean won		69,288,982	69,081,140	63,927,063	62,059,253
Borrowings in foreign currency		10,860,381	11,076,757	13,361,720	13,051,576

		80,149,363	80,157,897	77,288,783	75,110,829

Other financial liabilities		29,880,879	29,872,186	32,099,649	31,790,397

	~~W~~	518,093,982	517,815,577	541,678,352	537,796,970

F-9
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

ii-3)
The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2021 and 2022 are as follows:

	2021
	Level 1		Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	252,474	23,964,458	—	24,216,932
Loans measured at amortized cost		—	2,387,533	388,019,289	390,406,822
Securities measured at amortized cost:
Government bonds		23,045,322	11,331,788	—	34,377,110
Financial institution bonds		698,105	2,779,729	—	3,477,834
Corporation bonds		—	11,662,046	88,421	11,750,467

		23,743,427	25,773,563	88,421	49,605,411

Other financial assets		—	14,200,356	9,188,853	23,389,209

	~~W~~	23,995,901	66,325,910	397,296,563	487,618,374

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	—	172,107,724	—	172,107,724
Time deposits		—	—	161,301,409	161,301,409
Certificate of deposit		—	—	16,606,894	16,606,894
Issued bill deposit		—	—	5,817,844	5,817,844
CMA deposits		—	5,246,478	—	5,246,478
Other		—	3,553,942	95,041	3,648,983

		—	180,908,144	183,821,188	364,729,332

Borrowing debts:
Call-money		—	1,534,611	—	1,534,611
Bills sold		—	—	9,019	9,019
Bonds sold under repurchase agreements		—	—	10,709,115	10,709,115
Borrowings		—	—	30,803,417	30,803,417

		—	1,534,611	41,521,551	43,056,162

Debts:
Borrowings in won		—	38,474,804	30,606,336	69,081,140
Borrowings in foreign currency		—	7,956,414	3,120,343	11,076,757

		—	46,431,218	33,726,679	80,157,897

Other financial liabilities		—	9,413,875	20,458,311	29,872,186

	~~W~~	—	238,287,848	279,527,729	517,815,577

F-9
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
	Level 1		Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	429,794	26,693,942	—	27,123,736
Loans measured at amortized cost		—	5,832,484	403,512,323	409,344,807
Securities measured at amortized cost:
Government bonds		22,668,684	11,152,143	—	33,820,827
Financial institution bonds		1,898,457	4,396,024	—	6,294,481
Corporation bonds		—	11,428,463	—	11,428,463

		24,567,141	26,976,630	—	51,543,771

Other financial assets		—	12,598,487	9,531,320	22,129,807

	~~W~~	24,996,935	72,101,543	413,043,643	510,142,121

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	—	157,446,276	—	157,446,276
Time deposits		—	—	195,886,583	195,886,583
Certificate of deposit		—	—	14,748,736	14,748,736
Issued bill deposit		—	—	6,631,276	6,631,276
CMA deposits		—	4,634,010	—	4,634,010
Other		—	3,057,789	53,204	3,110,993

		—	165,138,075	217,319,799	382,457,874

Borrowing debts:
Call-money		—	1,276,301	—	1,276,301
Bills sold		—	—	15,006	15,006
Bonds sold under repurchase agreements		—	—	9,544,536	9,544,536
Borrowings		—	19,922	37,582,105	37,602,027

		—	1,296,223	47,141,647	48,437,870

Debts:
Borrowings in won		—	31,665,994	30,393,259	62,059,253
Borrowings in foreign currency		—	9,625,410	3,426,166	13,051,576

		—	41,291,404	33,819,425	75,110,829

Other financial liabilities		—	8,921,782	22,868,615	31,790,397

	~~W~~	—	216,647,484	321,149,486	537,796,970

F-9
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

ii-4)
Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2021 and 2022, are as follows:

	2021
	Fair value(*)		Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	23,964,458	DCF	Discount rate
Loans measured at amortized cost		2,387,533	DCF	Discount rate, Credit spread and Prepayment rate
Securities measured at amortized cost		25,773,563	DCF	Discount rate
Other financial assets		14,200,356	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Loans measured at amortized cost		388,019,289	DCF	Discount rate, Credit spread and Prepayment rate
Securities measured at amortized cost		88,421	DCF	Discount rate
Other financial assets		9,188,853	DCF	Discount rate

	~~W~~	463,622,473

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	180,908,144	DCF	Discount rate
Borrowings		1,534,611	DCF	Discount rate
Debt securities issued		46,431,218	DCF	Discount rate
Other financial liabilities		9,413,875	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		183,821,188	DCF	Discount rate
Borrowings		41,521,551	DCF	Discount rate
Debt securities issued		33,726,679	DCF	Discount rate, Regression coefficient and Correlations
Other financial liabilities		20,458,311	DCF	Discount rate

	~~W~~	517,815,577

(*)	Valuation techniques and inputs are not disclosed when the carrying value is a reasonable approximation of fair value.

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
	Fair value(*)		Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	26,693,942	DCF	Discount rate
Loans measured at amortized cost		5,832,484	DCF	Discount rate, Credit spread and Prepayment rate
Securities measured at amortized cost		26,976,630	DCF	Discount rate
Other financial assets		12,598,487	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Loans measured at amortized cost		403,512,323	DCF	Discount rate, Credit spread and Prepayment rate
Securities measured at amortized cost		—	DCF	Discount rate
Other financial assets		9,531,320	DCF	Discount rate

	~~W~~	485,145,186

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	165,138,075	DCF	Discount rate
Borrowings		1,296,223	DCF	Discount rate
Debt securities issued		41,291,404	DCF	Discount rate
Other financial liabilities		8,921,782	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		217,319,799	DCF	Discount rate
Borrowings		47,141,647	DCF	Discount rate
Debt securities issued		33,819,425	DCF	Discount rate, Regression coefficient and Correlations
Other financial liabilities		22,868,615	DCF	Discount rate

	~~W~~	537,796,970

(*)	Valuation techniques and inputs are not disclosed when the carrying value is a reasonable approximation of fair value.
iii) Changes in gains or losses on valuation at the transaction date for the years ended December 31, 2021 and 2022, are as follows:

	2021		2022

Beginning balance	~~W~~	(292,599)	(160,525)
New transactions		(206,897)	(88,769)
Recognized in profit for the year		338,971	105,335

Ending balance	~~W~~	(160,525)	(143,959)

F-
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
The carrying values of each category of financial assets and financial liabilities as of December 31, 2021 and 2022 is as follows:

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

F-
10
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2021
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	364,896,675	—	364,896,675
Financial liabilities at fair value through profit or loss		1,369,225	—	—	—	1,369,225
Financial liabilities designated at FVTPL		—	8,023,870	—	—	8,023,870
Derivatives liabilities		3,207,755	—	—	378,809	3,586,564
Borrowings		—	—	43,167,065	—	43,167,065
Debt securities issued		—	—	80,149,363	—	80,149,363
Others		—	—	29,880,879	—	29,880,879

	~~W~~	4,576,980	8,023,870	518,093,982	378,809	531,073,641

	2022
	FVTPL		FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	29,532,235	—	29,532,235
Due from banks at fair value through profit or loss		26,116	—	—	—	26,116
Securities at fair value through profit or loss		54,228,374	—	—	—	54,228,374
Derivatives assets		6,163,492	—	—	298,304	6,461,796
Loans at fair value through profit or loss		2,389,180	—	—	—	2,389,180
Loans at amortized cost		—	—	412,291,511	—	412,291,511
Securities at fair value through other comprehensive income		—	63,661,719	—	—	63,661,719
Securities at amortized cost		—	—	57,971,493	—	57,971,493
Others		—	—	21,896,490	—	21,896,490

	~~W~~	62,807,162	63,661,719	521,691,729	298,304	648,458,914

F-1
0
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	383,010,745	—	383,010,745
Financial liabilities at fair value through profit or loss		1,146,110	—	—	—	1,146,110
Financial liabilities designated at FVTPL		—	8,367,368	—	—	8,367,368
Derivatives liabilities		6,525,581	—	—	1,179,124	7,704,705
Borrowings		—	—	49,279,175	—	49,279,175
Debt securities issued		—	—	77,288,783	—	77,288,783
Others		—	—	32,099,649	—	32,099,649

	~~W~~	7,671,691	8,367,368	541,678,352	1,179,124	558,896,535

(g)	Transfer of financial instruments
i) Transfers that do not qualify for derecognition
① Sale of repurchase bonds
Among the Group’s sale of repurchase bonds, followings are the details of financial instruments that do not qualify for derecognition because the Group sold under repurchase agreement at a fixed price as of December 31, 2021 and 2022:

	2021		2022
Transferred asset:
Securities at FVTPL	~~W~~	9,883,335	7,461,978
Securities at FVOCI		647,541	1,325,157
Securities at amortized cost		210,490	269,724

	~~W~~	10,741,366	9,056,859

Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	10,709,115	9,544,536
② Securities loaned
If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Therefore, the Group continues to recognize the entire securities loaned as it holds most of the risks and compensation of the securities.

F-10
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

Securities loaned as of December 31, 2021 and 2022 are as follows:

	2021		2022	Borrowers
Government bonds	~~W~~	9,044,914	13,282,971	Korea Securities Finance Corp., Korea Securities Depository, etc.
Financial institutions bonds		209,594	425,179	Korea Securities Finance Corp., Korea Securities Depository, etc .
Corporation bonds		—	222,857	BNP Paribas Securities Corp.
Equity securities		8,109	44,622	CITIGROUP GLOBAL MARKETS Ltd., etc .

	~~W~~ 9,262,617		13,975,629

③ Securitization of financial assets
The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group’s level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2021 and 2022, the carrying value of financial assets related to securitization transactions that have neither been transferred nor derecognized are
~~W~~
11,529,634 million and
~~W~~
11,429,250 million, respectively; the carrying values of related liabilities are
~~W~~
8,284,109 million and
~~W~~
6,366,124 million, respectively.
ii) Financial instruments qualified for derecognition and continued involvement
There are no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2021, and 2022.

F-10
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2021 and 2022 are as follows:

	2021
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	3,821,253	—	3,821,253	9,509,183	409,487	1,775,888
Other financial instruments (*1)		7,873,305	—	7,873,305
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		12,749,800	—	12,749,800	12,618,359	—	131,441
Securities loaned (*2)		2,648,248	—	2,648,248	2,648,248	—	—
Domestic exchange settlement debit (*3)		44,872,022	38,171,649	6,700,373	—	—	6,700,373
Receivables from disposal of securities (*4)		7,082,779	3,477,874	3,604,905	2,668,065	—	936,840
Insurance receivables		70,087	—	70,087	45,849	—	24,238

	~~W~~	79,117,494	41,649,523	37,467,971	27,489,704	409,487	9,568,780

Liabilities:
Derivatives (*1)(*5)	~~W~~	11,434,081	—	11,434,081	10,093,812	1,000	8,120,313
Other financial instruments (*1)		6,781,044	—	6,781,044
Bonds sold under repurchase agreements (*2)		10,709,115	—	10,709,115	10,492,779	—	216,336
Securities borrowed (*2)		787,767	—	787,767	787,767	—	—
Domestic exchange settlement pending (*3)		40,062,057	38,171,649	1,890,408	1,809,727	—	80,681
Payable from purchase of securities (*4)		7,036,630	3,477,874	3,558,756	2,668,767	—	889,989
Insurance payables		45,940	—	45,940	45,849	—	91

	~~W~~	76,856,634	41,649,523	35,207,111	25,898,701	1,000	9,307,410

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

F-10
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

	2022
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	6,523,848	—	6,523,848	10,950,859	473,252	2,535,392
Other financial instruments (*1)		7,435,655	—	7,435,655
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		12,991,705	—	12,991,705	12,839,843	—	151,862
Securities loaned (*2)		4,673,143	—	4,673,143	4,660,603	—	12,540
Domestic exchange settlement debit (*3)		45,282,683	39,247,867	6,034,816	—	—	6,034,816
Receivables from disposal of securities (*4)		4,933,264	2,405,878	2,527,386	1,767,831	—	759,555
Insurance receivables		145,747	—	145,747	121,315	—	24,432

	~~W~~	81,986,045	41,653,745	40,332,300	30,340,451	473,252	9,518,597

Liabilities:
Derivatives (*1),(*5)	~~W~~	15,797,823	—	15,797,823	11,222,110	1,000	10,773,043
Other financial instruments (*1)		6,198,330	—	6,198,330
Bonds sold under repurchase agreements (*2)		9,544,536	—	9,544,536	8,931,247	—	613,289
Securities borrowed (*2)		724,104	—	724,104	724,104	—	—
Domestic exchange settlement pending (*3)		41,556,442	39,247,867	2,308,575	2,231,508	—	77,067
Payable from purchase of securities (*4)		4,854,358	2,405,878	2,448,480	1,768,821	—	679,659
Insurance payables		122,083	—	122,083	121,315	—	768

	~~W~~	78,797,676	41,653,745	37,143,931	24,999,105	1,000	12,143,826

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

(*5)
As of December 31, 2022, the total amount of financial liabilities includes
~~W~~
8,320,041 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of
~~W~~
432,228 million are included in the related instruments not offset in the statement of financial position. The total amount of financial liabilities recognized as of December 31, 2022 is
~~W~~
1,934,547 million for transactions with the other party with collective offset contracts or similar arrangements.

(i)	Capital risk management
The criteria for capital adequacy to be complied with by the Group are 8.0%. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and domestic system-critical banks
(D-SIB)
capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of December 31, 2022, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p),
D-SIB
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

F-10
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Financial risk management (continued)

The capital ratio of the Group based on Basel III is as of December 31, 2021 and 2022 are as follows:

	2021		2022
Capital :
Tier I common equity capital	~~W~~	35,469,554	37,287,768
Additional tier 1 capital		4,965,931	6,018,792

Tier I capital		40,435,485	43,306,560
Tier II capital		3,427,951	3,714,400

Total capital (A)	~~W~~	43,863,436	47,020,960

Total risk-weighted assets (B)	~~W~~	270,692,183	291,542,598
Capital adequacy ratio (A/B)		16.20%	16.13%
Tier I capital adequacy ratio		14.94%	14.85%
Common stock ratio		13.10%	12.79%

(*)	As of December 31, 2022, the Group has maintained an appropriate consolidated equity capital ratio according to the BIS equity capital regulation.

5.	Significant estimates and judgments
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

6.	Investment in subsidiaries

(a)	The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2021 and 2022is as follows:

	2021				2022
Investees(*1)(*2)	Asset balance		Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate)	~~W~~	36,815,893	10,410,517	26,405,376	37,456,314	10,779,765	26,676,549
Shinhan Bank		467,435,213	438,199,575	29,235,638	491,981,392	460,814,132	31,167,260
Shinhan Card Co., Ltd.		38,472,228	31,737,225	6,735,003	43,050,321	35,591,567	7,458,754
Shinhan Securities Co., Ltd. (*3)		44,446,803	39,421,314	5,025,489	43,821,577	38,479,027	5,342,550
Shinhan Life Insurance Co., Ltd.		70,535,556	65,382,992	5,152,564	66,753,920	63,271,167	3,482,753
Shinhan Capital Co., Ltd.		10,921,698	9,189,041	1,732,657	13,035,892	11,048,996	1,986,896
Jeju Bank		6,944,214	6,428,269	515,945	7,320,304	6,798,450	521,854
Shinhan Credit Information Co., Ltd. (*4)		31,377	12,334	19,043	—	—	—
Shinhan Alternative Investment Management Inc. (*5)		114,973	70,449	44,524	—	—	—
Shinhan Asset Management Co., Ltd. (*5)		242,760	40,181	202,579	319,511	88,519	230,992
SHC Management Co., Ltd.		9,636	—	9,636	9,746	—	9,746
Shinhan DS		92,591	52,804	39,787	107,366	59,833	47,533
Shinhan Savings Bank		2,644,942	2,413,176	231,766	3,043,506	2,723,713	319,793
Shinhan Asset Trust Co., Ltd. (*6)		373,488	122,890	250,598	435,815	110,981	324,834
Shinhan AITAS Co., Ltd.		90,116	9,786	80,330	94,725	10,147	84,578
Shinhan REITs Management Co., Ltd.		63,026	10,584	52,442	58,610	5,559	53,051
Shinhan AI Co., Ltd.		44,031	2,563	41,468	41,431	2,264	39,167
Shinhan Venture Investment Co., Ltd.		98,914	23,331	75,583	140,310	63,309	77,001
Shinhan EZ General Insurance, Ltd.		—	—	—	241,096	115,448	125,648

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

F-1
0
9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Investment in subsidiaries (continued)

(*2)
Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3)	Shinhan Investment Co., Ltd. has changed its name to Shinhan Securities Co., Ltd. on October 1, 2022.
(*4)	On July 28, 2022, the Company disposed 100% of shares to Shinhan Card.
(*5)	Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged on January 5, 2022 to form a holding company named Shinhan Asset Management Co., Ltd.
(*6)
The Group has acquired remaining shares of Asia Trust Co., Ltd. during the period, and Asia Trust Co., Ltd. became the Group’s wholly-owned subsidiary. Asia Trust Co., Ltd. has changed its name to Shinhan Asset Trust Co., Ltd.

F-1
1
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Investment in subsidiaries (continued)

(b)	The summarized income information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020				2021			2022
Investees(*1)(*2)	Operating Income		Net Income (*3)	Comprehensive Income (*3)	Operating Income	Net Income (*3)	Comprehensive Income (*3)	Operating Income	Net Income (*3)	Comprehensive Income (*3)
Shinhan Financial Group (separate)	W	1,718,407	1,274,443	1,274,892	1,875,675	1,413,956	1,413,675	1,806,604	1,249,251	1,251,294
Shinhan Bank		25,049,392	2,078,232	1,911,575	23,540,347	2,494,894	2,396,829	35,514,461	3,045,732	2,394,238
Shinhan Card Co., Ltd.		4,091,178	606,554	599,451	4,359,627	676,297	710,090	4,761,181	644,555	671,113
Shinhan Securities Co., Ltd. (*4)		9,290,965	154,531	147,210	7,592,350	320,662	366,000	10,548,842	412,339	427,451
Shinhan Life Insurance Co., Ltd.		5,405,933	177,834	227,596	7,079,569	174,811	(162,161)	9,412,664	463,593	(1,659,016)
Orange Life Insurance Co., Ltd. (*5)		4,456,340	279,282	132,425	2,112,353	216,826	(96,157)	—	—	—
Shinhan Capital Co., Ltd.		626,455	160,583	162,134	783,890	274,855	275,760	922,592	303,276	307,988
Jeju Bank		214,615	17,521	16,557	204,543	18,446	11,739	275,582	22,820	11,658
Shinhan Credit Information Co., Ltd. (*6)		42,658	1,493	1,650	42,417	1,936	2,079	20,705	1,029	1,450
Shinhan Alternative Investment Management Inc. (*7)		17,219	3,433	3,433	28,010	9,163	9,163	—	—	—
Shinhan Asset Management Co., Ltd. (*7)		88,870	26,663	26,663	107,598	32,152	32,066	174,242	37,064	36,892
SHC Management Co., Ltd.		70	5	5	—	(7)	(7)	—	110	110
Shinhan DS		164,327	1,862	2,845	244,445	4,100	5,653	279,453	6,835	7,739
Shinhan Savings Bank		123,590	26,953	26,888	163,643	30,310	30,037	241,013	38,384	37,884
Shinhan Asset Trust Co., Ltd. (*8)		102,816	45,791	45,765	144,971	75,823	75,972	152,563	73,654	74,236
Shinhan AITAS Co., Ltd.		58,599	13,020	12,954	53,005	9,816	9,816	55,270	9,500	9,500
Shinhan REITs Management Co., Ltd.		12,176	3,764	3,764	16,440	8,481	8,469	11,433	540	609
Shinhan AI Co., Ltd.		10,246	304	284	12,106	478	455	10,668	(2,217)	(2,301)
Shinhan Venture Investment Co., Ltd.		3,500	(1,146)	(1,015)	32,134	15,929	15,750	19,839	1,526	1,418

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)
Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3)	This amount includes non-controlling interests.
(*4)	Shinhan Investment Co., Ltd. has changed its name to Shinhan Securities Co., Ltd. on October 1, 2022.
(*5)	The amount as of December 31, 2021 is revenue, net income (loss) and total comprehensive income for the six months prior to the merger with Shinhan Life Insurance Co., Ltd.

F-11
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Investment in subsidiaries (continued)
(*6)
On July 28, 2022, the Company disposed 100% of shares to Shinhan Card Co., Ltd. The amount as of December 31, 2022 is revenue, net income (loss) and total comprehensive income for the six month period ended before the disposal of Shinhan Card Co., Ltd.

(*7)	Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. merged on January 5, 2022. The company name after the merger is Shinhan Asset Management Co., Ltd.
(*8)
The Group has acquired remaining shares of Asia Trust Co., Ltd. during the period, and Asia Trust Co., Ltd. became the Group’s wholly-owned subsidiary. Asia Trust Co., Ltd. has changed its name to Shinhan Asset Trust Co., Ltd.

(*9)	For the acquired company, the amount is from the consolidated statements of comprehensive income for the period after the acquisition point.

(c)	Change in the scope of consolidation
i) Change in consolidated subsidiaries for the year ended December 31, 2022 are as follows:

	Company	Description
Included	Shinhan EZ General Insurance, Ltd.	Newly acquired subsidiary
Excluded	Shinhan Alternative Investment Management Inc.	Extinguished due to merger with Shinhan Asset Management Co., Ltd.

(*)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
ii) Change in consolidated subsidiaries for the year ended December 31, 2021 are as follows:

	Company	Description
Included	Shinhan Life Insurance Vietnam Co., Ltd.	Newly acquired subsidiary
Included	Shinhan CubeOn Co., Ltd.	Newly acquired subsidiary
Excluded	Orange Life Insurance Co., Ltd.	Extinguished due to merger with Shinhan Life Insurance Co., Ltd.

(*)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

F-11
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

7.	Operating segments

(a)	Segment information

The	general descriptions by operating segments as of December 31, 2022 are as follows:

Segment	Description
Banking	Credit to customers, lending to and receiving deposits from customers, and its accompanying work

Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and its accompanying work

Securities	Securities trading, consignment trading, underwriting and its accompanying work

Life insurance	Life insurance business and its accompanying work

Credit	Facility rental, new technology business financing, others and its accompanying work

Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining business

F-11
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

7.	Operating segments (continued)

(b)	The following tables provide information of income and expense for each operating segment for the years ended December 31, 2020, 2021 and 2022:

	2020
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	6,037,632	1,755,039	517,044	1,608,953	158,817	7,805	(202,590)	9,882,700
Net fees and commission income		822,408	483,486	544,183	162,284	21,346	347,004	2,222	2,382,933
Reversal of (provision for) allowance for credit loss		(690,084)	(483,883)	(111,796)	(12,236)	(63,429)	(22,522)	1,771	(1,382,179)
General and administrative expenses		(3,237,641)	(698,796)	(565,485)	(463,439)	(58,494)	(314,097)	125,479	(5,212,473)
Other income (expense), net		(130,488)	(169,304)	(11,348)	(727,530)	120,735	140,138	36,552	(741,245)
Operating income		2,801,827	886,542	372,598	568,032	178,975	158,328	(36,566)	4,929,736
Equity method income (loss)		(811)	—	37,760	(1,244)	32,133	(2,489)	94,184	159,533
Income tax expense		673,972	251,357	48,464	156,698	49,211	44,883	31,210	1,255,795

Profit for the year	~~W~~	1,999,002	703,305	154,531	457,116	160,583	112,992	(89,453)	3,498,076

Controlling interest	~~W~~	1,998,563	703,204	154,772	457,116	160,583	112,992	(172,635)	3,414,595
Non-controlling interests		439	101	(241)	—	—	—	83,182	83,481

	2021
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	6,738,165	1,799,153	517,296	1,620,266	231,679	68,991	(206,225)	10,769,325
Net fees and commission income		818,426	634,716	601,793	170,781	28,812	415,212	5,257	2,674,997
Reversal of (provision for) allowance for credit loss		(364,291)	(442,668)	(80,134)	(21,760)	(34,064)	(35,421)	3,653	(974,685)
General and administrative expenses		(3,409,144)	(790,733)	(696,278)	(557,292)	(80,056)	(366,149)	156,564	(5,743,088)
Other income (expense), net		(305,508)	(179,695)	234,209	(660,416)	194,564	177,912	(235,519)	(774,453)
Operating income		3,477,648	1,020,773	576,886	551,579	340,935	260,545	(276,270)	5,952,096
Equity method income (loss)		25,401	(1,109)	65,341	(739)	29,644	16,201	23,861	158,600
Income tax expense		821,201	266,798	94,864	139,106	94,329	71,120	(16,382)	1,471,036

Profit for the year	~~W~~	2,417,880	771,757	320,662	391,637	274,855	205,880	(270,043)	4,112,628

Controlling interest	~~W~~	2,417,361	770,457	320,783	391,637	274,855	205,880	(361,719)	4,019,254
Non-controlling interests		519	1,300	(121)	—	—	—	91,676	93,374

	2022
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	8,358,526	1,798,005	428,420	1,648,339	260,011	154,722	(184,342)	12,463,681
Net fees and commission income		801,109	702,392	484,632	107,385	30,587	394,319	5,142	2,525,566
Reversal of (provision for) allowance for credit loss		(621,690)	(560,264)	546	(16,942)	(19,803)	(72,859)	(1,284)	(1,292,296)
General and administrative expenses		(3,761,767)	(777,496)	(690,539)	(499,228)	(80,320)	(401,604)	197,440	(6,013,514)
Other income (expense), net		(715,837)	(283,011)	(102,084)	(625,653)	158,560	87,985	(315,318)	(1,795,358)
Operating income		4,060,341	879,626	120,975	613,901	349,035	162,563	(298,362)	5,888,079
Equity method income (loss)		22,301	7,115	70,270	4,222	54,937	(735)	(36,413)	121,697
Income tax expense		1,030,445	227,769	145,301	134,644	98,468	35,006	(54,545)	1,617,088

Profit for the year	~~W~~	2,974,716	738,391	412,339	463,593	303,275	132,375	(292,526)	4,732,163

Controlling interest	~~W~~	2,973,996	735,204	412,496	463,593	303,275	132,375	(378,647)	4,642,292
Non-controlling interests		720	3,187	(157)	—	—	—	86,121	89,871

F-11
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

7.	Operating segments (continued)

(c)	Interest gains and losses from segment external customers and cross-sector interest gains and losses for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	6,037,205	1,809,149	526,167	1,605,575	169,192	(54,902)	(209,686)	9,882,700
Internal transactions		427	(54,110)	(9,123)	3,378	(10,375)	62,707	7,096	—

	~~W~~	6,037,632	1,755,039	517,044	1,608,953	158,817	7,805	(202,590)	9,882,700

	2021
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	6,741,279	1,849,209	534,969	1,617,186	241,035	781	(215,134)	10,769,325
Internal transactions		(3,114)	(50,056)	(17,673)	3,080	(9,356)	68,210	8,909	—

	~~W~~	6,738,165	1,799,153	517,296	1,620,266	231,679	68,991	(206,225)	10,769,325

	2022
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,366,892	1,857,351	442,554	1,644,953	269,230	73,068	(190,367)	12,463,681
Internal transactions		(8,366)	(59,346)	(14,134)	3,386	(9,219)	81,654	6,025	—

	~~W~~	8,358,526	1,798,005	428,420	1,648,339	260,011	154,722	(184,342)	12,463,681

(*)	Consolidated adjustment to net interest income from external customers is from the securities and others which were measured in fair values as a part of business combination accounting.

F-11
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

7.	Operating segments (continued)

(d)	The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	859,225	531,394	553,308	173,865	22,381	242,760	—	2,382,933
Internal transactions		(36,817)	(47,908)	(9,125)	(11,581)	(1,035)	104,244	2,222	—

	~~W~~	822,408	483,486	544,183	162,284	21,346	347,004	2,222	2,382,933

	2021
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	863,879	681,129	615,414	181,345	27,351	305,879	—	2,674,997
Internal transactions		(45,453)	(46,413)	(13,621)	(10,564)	1,461	109,333	5,257	—

	~~W~~	818,426	634,716	601,793	170,781	28,812	415,212	5,257	2,674,997

	2022
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	844,888	734,900	496,097	121,229	26,737	301,715	—	2,525,566
Internal transactions		(43,779)	(32,508)	(11,465)	(13,844)	3,850	92,604	5,142	—

	~~W~~	801,109	702,392	484,632	107,385	30,587	394,319	5,142	2,525,566

F-11
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

7.	Operating segments (continued)

(e)	Financial information of geographical area
The following table provides information of income from external consumers by geographical area for the years ended December 31, 2020, 2021 and 2022.

	2020		2021	2022
Domestic	~~W~~	4,436,252	5,404,278	5,047,406
Overseas		493,484	547,818	840,673

	~~W~~	4,929,736	5,952,096	5,888,079

The following table provides information of
non-current
assets by geographical area as of December 31, 2021 and 2022.

	2021		2022
Domestic	~~W~~	10,029,650	9,825,529
Overseas		336,687	356,512

	~~W~~	10,366,337	10,182,041

(*)	Non-current assets comprise property and equipment, intangible assets and investment properties.

8.	Cash and due from banks at amortized cost

(a)	Cash and due from banks at amortized cost as of December 31, 2021 and 2022 are as follows:

	202 1		202 2
Cash and cash equivalents :
Cash	~~W~~	4,194,831	2,304,480
Cash equivalents		26,560	—

	4,221,391		2,304,480

Deposits denominated in Korean won:
Reserve deposits		9,851,064	8,647,429
Time deposits		892,053	2,205,832
Other		2,701,873	2,571,005

		13,444,990	13,424,266

Deposits denominated in foreign currency:
Deposits		6,731,190	8,516,315
Time deposits		2,148,955	3,153,208
Other		1,924,601	2,153,066

		10,804,746	13,822,589

Allowance for credit losses		(17,723)	(19,100)

	~~W~~	28,453,404	29,532,235

F-11
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

8.	Cash and due from banks at amortized cost (continued)

(b)	Restricted due from banks at amortized cost as of December 31, 2021 and 2022 are as follows:

	2021		2022	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	9,851,064	8,647,429	Article 55 of the Bank of Korea Act
Other		1,174,670	2,192,566	Article 74 of the Capital Markets and Financial Investment Business Act, etc.

		11,025,734	10,839,995

Deposits denominated in foreign currency		2,870,908	2,963,995	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related , etc.

	~~W~~	13,896,642	13,803,990

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

9.	Financial assets at fair value through profit or loss

(a)	Financial assets at fair value through profit or loss as of December 31, 2021 and 2022 are as follows:

	2021		2022
Debt instruments:
Governments	~~W~~	3,961,045	4,304,950
Financial institutions		13,449,550	11,616,813
Corporations		9,618,302	7,632,222
Stocks with put option		627,275	353,569
Equity investment with put option		2,625,297	3,185,222
Beneficiary certificates		13,386,212	12,169,688
Commercial papers		7,042,045	4,939,927
CMA		3,591,822	3,850,613
Others (*)		3,925,599	3,475,213

		58,227,147	51,528,217
Equity instruments:
Stocks		2,182,829	2,410,017
Equity investment		12,962	38,515
Others		179,524	175,656

		2,375,315	2,624,188

	~~W~~	60,602,462	54,152,405

Other:
Loans at FVTPL	~~W~~	1,683,344	2,389,180
Due from banks at fair value		34,262	26,116
Gold/silver deposits		83,691	75,969

	~~W~~	62,403,759	56,643,670

(*)	As of December 31, 2022 and 2021, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 1,705,724 million and ~~W~~ 2,080,626 million, respectively.

(b)	Financial assets to which overlay approach are applied in accordance with IFRS 9 ‘Financial Instruments’ and IFRS 4 ‘Insurance Contracts’ as of December 31, 2021 and 2022 are as follows:

	2021		2022
Due from banks at fair value through profit or loss	~~W~~	34,262	26,116
Securities at fair value through profit or loss		4,903,275	4,631,973

	~~W~~	4,937,537	4,658,089

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying IFRS 9 but would not have been measured at fair value through profit or loss in its entirety applying IAS 39; and it is not held in respect of an activity that is not associated with contracts within the scope of IFRS 4.

F-1
19

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

9.	Financial assets at fair value through profit or loss (continued)

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach as of and for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Profit or loss			Other comprehensive income (*)
	By IFRS 9		By IAS 39	Amount	Tax effect

Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	130,170	83,288	46,882	(12,893)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		(2,668)	87,217	(89,885)	24,719

	~~W~~	127,502	170,505	(43,003)	11,826

(*)	The amount of the policyholders equity adjustment for the reclassification of other comprehensive income is ~~W~~ 11,079 million for the year ended December 31, 2021.

	2022
	Profit or loss		Other comprehensive income (*)
	By IFRS 9	By IAS 39	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~ (187,706)	33,508	(221,214)	58,622
Net gain (loss) on disposal of financial assets at fair value through profit or loss	39,547	131,544	(91,997)	24,379

	~~W~~ (148,159)	165,052	(313,211)	83,001

(*)	The amount of the policyholders equity adjustment for the reclassification of other comprehensive income is ~~W~~ 13,277 million for the year ended December 31, 2022.

F-1
2
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives
(a) The notional amounts of derivatives outstanding as of December 31, 2021 and 2022 are as follows:

	2021		2022
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	145,786,842	129,544,881
Currency swaps		36,532,622	40,557,913
Currency options		2,270,594	1,327,752

		184,590,058	171,430,546
Exchange traded:
Currency futures		641,104	719,618

		185,231,162	172,150,164

Interest rates related:
Over the counter:
Interest rate forwards and swaps		35,518,719	37,170,647
Interest rate options		258,460	226,924

		35,777,179	37,397,571

Exchange traded:
Interest rate futures		3,293,821	2,783,937
Interest rate options		54,890	—
Interest rate swaps (*)		72,898,275	94,803,271

		76,246,986	97,587,208

		112,024,165	134,984,779

Credit related:
Over the counter:
Credit swaps		4,737,329	5,155,334
Equity related:
Over the counter:
Equity swaps and forwards		2,073,995	4,008,263
Equity options		677,824	878,122

		2,751,819	4,886,385
Exchange traded:
Equity futures		1,678,070	2,443,194
Equity options		3,298,673	1,444,098

		4,976,743	3,887,292

		7,728,562	8,773,677

Commodity related:
Over the counter:
Commodity swaps and forwards		789,930	898,332
Commodity options		11,500	8,000

		801,430	906,332

Exchange traded:
Commodity futures and options		158,550	69,373

		959,980	975,705

F-12
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2021		2022
Hedge:
Currency forwards		1,279,598	1,249,589
Currency swaps		3,726,939	4,647,279
Interest rate forwards and swaps		8,695,960	16,475,525

		13,702,497	22,372,393

	~~W~~	324,383,695	344,412,052

(*)	The notional amounts of derivatives outstanding those will be settled in the ‘Central Counter Party (CCP)’ system.

(b)	Fair values of derivative instruments as of December 31, 2021 and 2022 are as follows:

	2021			2022
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	2,183,315	1,797,419	3,089,759	2,838,793
Currency swaps		651,292	748,302	1,626,567	1,807,229
Currency options		12,218	11,591	14,776	13,603

		2,846,825	2,557,312	4,731,102	4,659,625
Exchange traded:
Currency futures		12	210	17	928

		2,846,837	2,557,522	4,731,119	4,660,553

Interest rates related:
Over the counter:
Interest rate forwards and swaps		166,855	303,227	772,513	1,062,772
Interest rate options		3,748	611	5,169	1,983

		170,603	303,838	777,682	1,064,755
Exchange traded:
Interest rate futures		1,701	1,828	2,555	972
Interest rate options		83	—	—	—

		1,784	1,828	2,555	972

		172,387	305,666	780,237	1,065,727

Credit related:
Over the counter:
Credit swaps		493,829	65,103	423,966	19,235
Equity related:
Over the counter:
Equity swap and forwards		28,803	69,880	169,504	393,810
Equity options		3,884	8,671	2,704	1,139

		32,687	78,551	172,208	394,949

F-12
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2021			2022
	Assets		Liabilities	Assets	Liabilities
Exchange traded:
Equity futures		817	19,903	31,035	100,490
Equity options		6,324	167,237	11,414	145,895

		7,141	187,140	42,449	246,385

		39,828	265,691	214,657	641,334

Commodity related:
Over the counter:
Commodity swaps and forwards		18,557	3,149	10,983	136,701
Commodity options		—	8,406	—	1,517

		18,557	11,555	10,983	138,218

Exchange traded:
Commodity futures and options		2,688	2,218	2,530	514

		21,245	13,773	13,513	138,732

Hedge:
Currency forwards		106	46,139	23,143	37,757
Currency swaps		63,560	79,407	158,297	72,367
Interest rate forwards and swaps		161,397	253,263	116,864	1,069,000

		225,063	378,809	298,304	1,179,124

	~~W~~	3,799,189	3,586,564	6,461,796	7,704,705

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Foreign currency related
Over the counter
Currency forwards	~~W~~	(108,854)	268,310	44,245
Currency swaps		210,072	(201,500)	(143,586)
Currency options		4,979	2,007	4,247

		106,197	68,817	(95,094)

Exchange traded
Currency futures		(96)	(199)	(48)

		106,101	68,618	(95,142)

Interest rates related
Over the counter
Interest rate forwards and swaps		(73,926)	(142,703)	(173,277)
Interest rate options		(372)	792	285

		(74,298)	(141,911)	(172,992)

Exchange traded
Interest rate futures		4,236	(4)	1,582

		(70,062)	(141,915)	(171,410)

F-12
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2020		2021	2022
Credit related
Over the counter
Credit swaps		7,255	192,729	(25,562)
Equity related
Over the counter
Equity swap and forwards		(15,979)	(176,430)	(192,888)
Equity options		(2,082)	3,307	3,360

		(18,061)	(173,123)	(189,528)

Exchange traded
Equity futures		26,305	(19,408)	(69,455)
Equity options		196,288	32,555	(27,932)

		222,593	13,147	(97,387)

		204,532	(159,976)	(286,915)

Commodity related
Over the counter
Commodity swaps and forwards		(13,519)	(19,097)	(148,591)
Commodity options		—	(4,956)	5,840

		(13,519)	(24,053)	(142,751)

Exchange traded
Commodity futures		11,374	469	2,014

		(2,145)	(23,584)	(140,737)

Hedge		120,700	(203,563)	(741,873)

	~~W~~	366,381	(267,691)	(1,461,639)

(d)	Impact of hedge accounting on the consolidated financial statements

i)	Gains(losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Gains on fair value hedges (hedged items)		Losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	273,219	(281,649)	(8,430)
Foreign exchange risk (*1)		26,547	(32,829)	(6,282)

	~~W~~	299,766	(314,478)	(14,712)

F-12
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2022
	Gains on fair value hedges (hedged items)		Losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	697,330	(728,397)	(31,067)
Foreign exchange risk (*1)		20,748	(22,056)	(1,308)
Stock price volatility risk		(4,762)	3,411	(1,351)

	~~W~~	713,316	(747,042)	(33,726)

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets.
(*2)	Ineffective portion of hedge: the difference between hedging instruments and hedged items.

ii)
Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows:

	2021
	Gains (losses) on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	15,492	(49,882)	—
Foreign exchange risk (*1)		14,439	(14,955)	24,464
Discontinuation of cash flow hedges		—	—	8,799
Hedge of net investments:
Foreign exchange risk (*1)		(74,525)	(2,094)	—

	~~W~~	(44,594)	(66,931)	33,263

	2022
	Gains (losses) on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	(132,203)	(47,854)	(65)
Foreign exchange risk (*1)		32,159	(54,969)	124,214
Discontinuation of cash flow hedges		—	—	9,270
Hedge of net investments:
Foreign exchange risk (*1)		(25,793)	(4,096)	—

	~~W~~	(125,837)	(106,919)	133,419

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities, currency forwards assets / liabilities and borrowings.
(*2)	Ineffective portion of hedge: The difference between hedging instruments and hedged items.

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
non-derivative
financial instruments.

ii)	Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2021 and 2022 are as follows:

	2021
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total

Interest risk:
Nominal values:	~~W~~	693,057	1,256,392	641,413	158,833	1,589,729	4,356,536	8,695,960
Average price condition (*1)		0.88%	1.21%	1.30%	1.00%	1.00%	0.66%	0.87%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		2,328,042	2,164,591	568,991	699,433	480,878	22,525	6,264,460
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1)	Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.
(*2)
The average exchange rates of net investment hedge instruments are USD/KRW 1,143.95, JPY/KRW 10.53, EUR/KRW 1,288.52, GBP/KRW 1,484.00, AUD/KRW 817.06, CAD/KRW 868.95, SGD/KRW 859.87, CNY/KRW 174.40, SEK/KRW 124.85

F-12
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2022
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total

Interest risk:
Nominal values:	~~W~~	5,338,313	3,023,185	612,113	2,114,152	819,140	4,568,622	16,475,525
Average price condition (*1)		0.72%	0.82%	2.53%	1.52%	1.48%	0.68%	0.94%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		2,620,663	610,676	1,108,785	1,900,980	942,804	—	7,183,908
Average hedge ratio:		100%	100%	100%	100%	100%	—	100%

(*1)	Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.
(*2)
The average exchange rates of net investment hedge instruments are USD/KRW 1,198.11, JPY/KRW 10.13, EUR/KRW 1,336.97, GBP/KRW 1,484.00, AUD/KRW 812.44, CAD/KRW 948.79, SGD/KRW 859.87, CNY/KRW 190.96, SEK/KRW 125.49.

iii)	Effect of derivatives on statement financial position, statement of comprehensive income, statement of changes in equity

	2021
	Nominal amount		Carrying value of asset (*)	Carrying value of liabilities (*)	Changes in fair value in the period

Fair value hedges
Interest rate swap	~~W~~	7,079,468	156,710	236,758	(277,450)
Currency forward		176,369	—	4,995	(8,835)
Cash flow hedge s
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

F-12
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2022
	Nominal amount		Carrying value of asset (*)	Carrying value of liabilities (*)	Changes in fair value in the period
Fair value hedges
Interest rate forward and swap	~~W~~	13,530,243	77,757	895,005	(740,190)
Currency forward		113,126	4,038	635	1,780
Cash flow hedges
Interest rate swap		2,945,282	39,107	173,995	(126,075)
Currency swap		4,647,281	158,297	72,367	119,277
Currency forward		883,003	15,708	35,976	(3,136)
Hedge of net investments in foreign operations
Currency forward		253,460	3,397	1,146	(773)
Borrowings		1,287,039	—	1,282,361	(29,116)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forward assets and liabilities.

iv)	Effect of hedging items on statement financial position, statement of comprehensive income, statement of changes in equity

	2021
	Carrying value of asset (*)		Carrying value of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk Borrowings and others	~~W~~	704,942	6,370,330	6,207	(85,441)	274,005	—	—
Foreign exchange risk Securities in foreign currency		415,693	—	—	—	23,109	—	—
Cash flow hedge
Interest rate risk Debentures in won and debentures in foreign currency		607,062	1,714,303	—	—	22,432	67,553	—
Foreign exchange risk Debentures in foreign currency and loans in foreign currency		2,848,303	2,782,574	—	—	336,281	(19,296)	—
Hedge of net investments in foreign operations
Foreign exchange risk Net assets in foreign operation		—	—	—	—	74,525	—	(66,626)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	2022
	Carrying value of asset (*)		Carrying value of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk Borrowings and others	~~W~~	505,668	12,711,595	69,687	(861,128)	708,439	—	—
Foreign exchange risk Securities in foreign currency		205,470	—	—	—	(4,002)	—	—
Cash flow hedges
Interest rate risk Debentures in won and debentures in foreign currency		475,027	1,689,360	—	—	31,830	(58,956)	—
Foreign exchange risk Debentures in foreign currency and loans in foreign currency		2,778,511	2,843,059	—	—	52,361	(1,468)	—
Hedge of net investments in foreign operations
Foreign exchange risk Net assets in foreign operation		—	—	—	—	25,793	—	(40,834)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

(f)	Hedge relationships affected by an interest rate index
The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate indicator reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform. The nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group’s reform of the interest rate index as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
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

F-1
29

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Derivatives (continued)

	December 31, 2022
Interest rate index	Carrying value of hedged item, Assets		Carrying value of hedged item, Liabilities	Nominal amount of hedging instrument

KRW 3M CD (*1)	~~W~~	—	9,247,047	9,390,000
USD 1M LIBOR (*2)		—	258,393	258,529
USD 3M LIBOR(*1),(*2)		283,014	3,785,641	4,196,714
EURIBOR 1M		—	—	—
EURIBOR 3M		3,236	269,826	274,294

	~~W~~	286,250	13,560,907	14,119,537

(*1)	Include nominal amount of the hedging instrument related to the CMS(Constant Maturity Swap) calculated based on the CD and LIBOR rate.
(*2)	Exclude the nominal amount that will mature before the end of June 30, 2023, when LIBOR interest rate calculation is discontinued.
The USD LIBOR interest rate will be replaced by a SOFR (Secured Overnight Financing Rate) based on actual transactions. In Korea, the “Korea Overnight Financing Repo Rate (KOFR)” was finally selected as the risk-free index interest rate. The Group has assumed that in this hedging relationship, the spread changed on the basis of SOFR, KOFR would be similar to the spread included in the interest rate swap and forward used as the hedging instrument after LIBOR rate is suspended. The Group does not assume any changes in other conditions.

F-1
3
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost as of December 31, 2021 and 2022 are as follows:

	2021		2022
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	25,687,070	27,197,987
Financial institutions bonds		19,702,292	19,030,714
Corporate bonds and others		18,417,557	15,865,207

		63,806,919	62,093,908

Equity securities (*):
Stocks		922,579	1,475,153
Equity investments		4,118	3,833
Others		104,707	88,825

		1,031,404	1,567,811

		64,838,323	63,661,719

Securities at amortized cost:
Debt securities:
Government bonds		34,679,301	38,371,463
Financial institutions bonds		3,423,536	6,530,386
Corporate bonds and others		11,827,239	13,069,644

		49,930,076	57,971,493

	~~W~~	114,768,399	121,633,212

(*)
Equity securities in the table above are classified as other comprehensive income—equity securities designated as fair value items, and other comprehensive income and fair value options are exercised for the purpose of holding as required by the policy.

(b)	Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12-month expected credit loss		Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	—	47,293,109
Transfer (from)to 12-month expected credit loss		51,055	(51,055)	—	—	—	—
Transfer (from)to life time expected credit loss		(35,665)	35,665	—	(35,505)	35,505	—
Net increase and decrease (*)		6,496,445	(98,959)	6,397,486	2,653,129	785	2,653,914

Ending balance	~~W~~	63,654,133	152,786	63,806,919	49,910,733	36,290	49,947,023

(*)	Included the effects from changes in purchase, disposal, repayment, foreign exchange rate, amortization of fair value adjustments recognized through business combination accountings.

F-13
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

	2022
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12-month expected credit loss		Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	63,654,133	152,786	63,806,919	49,910,733	36,290	49,947,023
Transfer (from)to 12-month expected credit loss		61,740	(61,740)	—	18,544	(18,544)	—
Transfer (from)to life time expected credit loss		(23,619)	23,619	—	—	—	—
Net increase and decrease (*)		(1,690,349)	(47,467)	(1,737,816)	8,048,071	(7,230)	8,040,841
Business combination (Note 47)		24,805	—	24,805	—	—	—

Ending balance	~~W~~	62,026,710	67,198	62,093,908	57,977,348	10,516	57,987,864

(*)
Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others

(c)	Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	22,493	678	23,171	10,486	—	10,486
Transfer (from)to 12-month expected credit loss		33	(33)	—	—	—	—
Transfer (from)to life time expected credit loss		(63)	63	—	(216)	216	—
Provision (Reversal)		19,722	(25)	19,697	5,065	240	5,305
Disposal and others (*)		(5,302)	(80)	(5,382)	1,149	7	1,156

Ending balance	~~W~~	36,883	603	37,486	16,484	463	16,947

(*)	Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

F-13
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

	2022
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	36,883	603	37,486	16,484	463	16,947
Transfer (from)to 12-month expected credit loss		166	(166)	—	203	(203)	—
Transfer (from)to life time expected credit loss		(20)	20	—	—	—	—
Provision (Reversal)		(3,393)	(355)	(3,748)	(197)	(94)	(291)
Disposal and others (*)		(641)	11	(630)	(276)	(9)	(285)

Ending balance	~~W~~	32,995	113	33,108	16,214	157	16,371

(*)	Included the effects from changes in debt restructuring, investment conversion, foreign exchange rate and the others.

(d)	Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2021 and 2022 are as follows:

	2021		2022
Gain on disposal of securities at FVOCI	~~W~~	131,189	26,357
Loss on disposal of securities at FVOCI		(45,593)	(153,750)
Gain on disposal of securities at amortized cost (*)		24	4
Loss on disposal of securities at amortized cost (*)		(343)	(105)

	~~W~~	85,277	(127,494)

(*)	The issuers of those securities have exercised the early redemption options and the others.

(e)	Income or loss on equity securities at fair value through other comprehensive income

i)
The Group recognizes dividends, amounting to
~~W~~
24,216 million and
~~W~~
26,996 million, related to equity securities at fair value through other comprehensive income for the years ended December 31, 2021 and 2022, respectively.

ii)	The details of disposal of equity securities at fair value through other comprehensive income for the years ended December 31, 2021 and 2022 are as follows:

	2021		2022
	Stocks acquired by investment conversion
Fair value at the date of disposal	~~W~~	84,624	48,525
Cumulative net gain ( l oss) at the time of disposal		(42,058)	2,943

(*)	The reason for the disposal is the disposal of stocks acquired by investment conversion.

F-13
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc.

(a)	Loans at amortized cost for configuration by customer as of December 31, 2021 and 2022 are as follows:

	2021		2022
Retail loans	~~W~~	159,006,999	160,416,509
Corporate loans(*)		199,465,807	215,344,233
Public and other loans		3,468,917	3,788,040
Loans between banks		3,849,565	7,428,874
Credit card receivables		25,999,576	28,459,691

		391,790,864	415,437,347

Discount		(30,001)	(21,879)
Deferred loan origination costs		543,361	526,906

		392,304,224	415,942,374
Less: Allowance for credit loss		(3,167,068)	(3,650,863)

	~~W~~	389,137,156	412,291,511

(*)	Included loans for solo proprietor business, etc.

F-13
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

(b)	Changes in carrying value of loans at amortized cost, etc. as of December 31, 2021 and 2022 are as follows:

i)	Loans at amortized cost

	2021
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	138,516,630	8,215,137	466,427	152,338,024	26,210,417	1,057,932	18,969,258	3,951,689	468,377	8,405,173	665,196	18,225	359,282,485
Transfer (from) to 12 months expected credit losses		3,200,712	(3,192,315)	(8,397)	6,566,663	(6,494,160)	(72,503)	390,658	(390,593)	(65)	43,343	(43,343)	—	—
Transfer (from) to lifetime expected credit losses		(3,482,541)	3,516,278	(33,737)	(9,636,590)	9,659,114	(22,524)	(674,961)	675,063	(102)	(94,270)	94,272	(2)	—
Transfer (from) to credit- impaired financial assets		(194,192)	(134,008)	328,200	(230,972)	(322,361)	553,333	(110,704)	(158,036)	268,740	(896)	(2)	898	—
Net increase and decrease(*1)		12,821,174	(255,318)	38,153	20,922,205	(222,364)	(146,801)	2,772,167	88,680	287,576	(1,810,906)	(47,466)	(108)	34,446,992
Charge off(*2)		—	—	(279,789)	—	—	(299,661)	—	—	(566,944)	—	—	(1,218)	(1,147,612)
Disposal		—	(724)	(53,241)	(84,433)	(180)	(139,019)	—	—	—	—	—	(44)	(277,641)

Ending balance	~~W~~	150,861,783	8,149,050	457,616	169,874,897	28,830,466	930,757	21,346,418	4,166,803	457,582	6,542,444	668,657	17,751	392,304,224

(*1)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is  ~~W~~  10,613,730 million, which is written off as of December 31, 2021.

F-13
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

ii)	Due from banks at amortized cost and other financial assets

	2021
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	51,881,798	99,899	57,658	52,039,355
Transfer (from) to 12 month expected credit losses		13,111	(13,079)	(32)	—
Transfer (from) to lifetime expected credit losses		(29,026)	29,048	(22)	—
Transfer (from) to credit- impaired financial assets		(1,049)	(11,797)	12,846	—
Net increase and decrease(*)		(4,315,675)	580	37,428	(4,277,667)
Charge off		—	—	(27,929)	(27,929)
Disposal		—	(1)	(855)	(856)

Ending balance	~~W~~	47,549,159	104,650	79,094	47,732,903

(*)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

F-13
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

i) Loans at amortized cost

	2022
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	150,861,783	8,149,050	457,616	169,874,897	28,830,466	930,757	21,346,418	4,166,803	457,582	6,542,444	668,657	17,751	392,304,224
Transfer (from) to 12 months expected credit losses		3,402,319	(3,390,943)	(11,376)	7,620,541	(7,612,945)	(7,596)	431,252	(430,915)	(337)	55,766	(55,766)	—	—
Transfer (from) to lifetime expected credit losses		(4,240,767)	4,275,492	(34,725)	(11,480,879)	11,491,902	(11,023)	(764,938)	765,279	(341)	(52,028)	52,030	(2)	—
Transfer (from) to credit- impaired financial assets		(255,175)	(154,510)	409,685	(222,960)	(489,488)	712,448	(115,976)	(160,843)	276,819	(18)	(12)	30	—
Net increase and decrease(*1)		2,019,166	(385,941)	127,162	16,796,397	(164,011)	(267,984)	2,689,877	(6,713)	352,143	3,821,009	767	181	24,982,053
Charge off(*2)		—	—	(263,962)	—	—	(249,453)	—	—	(592,386)	—	—	(1,121)	(1,106,922)
Disposal		—	(1,151)	(78,428)	(17,000)	(1,333)	(136,419)	—	—	—	—	—	(2,748)	(237,079)
Business combination (Note 47)		—	—	—	—	—	—	—	—	—	98	—	—	98

Ending balance	~~W~~	151,787,326	8,491,997	605,972	182,570,996	32,054,591	970,730	23,586,633	4,333,611	493,480	10,367,271	665,676	14,091	415,942,374

(*1)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is  ~~W~~  9,739,237 million, which is written off as of December 31, 2022.

F-13
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

ii) Due from banks at amortized cost and other financial assets

	2022
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	47,549,159	104,650	79,094	47,732,903
Transfer (from) to 12 month expected credit losses		16,401	(16,309)	(92)	—
Transfer (from) to lifetime expected credit losses		(23,870)	23,985	(115)	—
Transfer (from) to credit- impaired financial assets		(10,008)	(3,654)	13,662	—
Net increase and decrease(*)		1,630,953	57,051	21,722	1,709,726
Charge off		—	—	(25,636)	(25,636)
Disposal		—	—	(1,123)	(1,123)
Business combination (Note 47)		89,648	—	—	89,648

Ending balance	~~W~~	49,252,283	165,723	87,512	49,505,518

(*)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

(c)	Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2021 and 2022 are as follows:

i)	Loans at amortized cost

	2021
	Retail				Corporate			Credit cards			Others
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	149,034	86,048	198,440	568,614	665,083	481,244	203,908	374,453	306,690	11,434	9,601	6,417	3,060,966
Transfer (from) to 12 months expected credit losses		20,528	(19,794)	(734)	85,187	(79,571)	(5,616)	26,178	(26,149)	(29)	200	(200)	—	—
Transfer (from) to lifetime expected credit losses		(9,078)	21,383	(12,305)	(55,055)	63,834	(8,779)	(14,471)	14,548	(77)	(359)	359	—	—
Transfer (from) to credit- impaired financial assets		(3,203)	(7,112)	10,315	(1,830)	(48,468)	50,298	(1,003)	(1,503)	2,506	(7)	—	7	—
Provision (reversal)		10,812	(1,321)	154,260	(68,403)	135,401	263,327	75,981	202,000	137,456	(1,342)	(503)	(598)	907,070
Charge off		—	—	(279,789)	—	—	(299,661)	—	—	(566,944)	—	—	(1,218)	(1,147,612)
Amortization of discount		—	—	(4,651)	—	—	(12,894)	—	—	7,973	—	—	—	(9,572)
Disposal		—	(1)	(13,617)	(6)	—	(14,528)	—	—	—	—	—	(1)	(28,153)
Collection		—	—	103,316	—	—	76,245	—	—	207,631	—	—	887	388,079
Others(*)		5,912	11,209	34,571	1,793	5,973	(9,310)	(85,882)	(162,272)	194,026	269	1	—	(3,710)

Ending balance	~~W~~	174,005	90,412	189,806	530,300	742,252	520,326	204,711	401,077	289,232	10,195	9,258	5,494	3,167,068

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate , etc .

F-1
39

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

ii)	Due from banks at amortized cost and other financial assets

	2021
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	35,691	8,281	48,930	92,902
Transfer (from) to 12 months expected credit losses		241	(230)	(11)	—
Transfer (from) to lifetime expected credit losses		(284)	288	(4)	—
Transfer (from) to credit- impaired financial assets		(290)	(2,012)	2,302	—
Provision		8,555	1,426	42,181	52,162
Charge off		—	—	(27,929)	(27,929)
Disposal		—	—	(40)	(40)
Collection		—	—	2,357	2,357
Others (*)		139,995	255	2,257	142,507

Ending balance	~~W~~	183,908	8,008	70,043	261,959

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

F-1
4
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

i)	Loans at amortized cost

	2022
	Retail				Corporate			Credit cards			Others
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	174,005	90,412	189,806	530,300	742,252	520,326	204,711	401,077	289,232	10,195	9,258	5,494	3,167,068
Transfer (from) to 12 months expected credit losses		17,317	(16,023)	(1,294)	92,620	(90,661)	(1,959)	24,579	(24,471)	(108)	403	(403)	—	—
Transfer (from) to lifetime expected credit losses		(9,449)	26,014	(16,565)	(62,583)	64,821	(2,238)	(14,752)	14,892	(140)	(122)	122	—	—
Transfer (from) to credit- impaired financial assets		(4,702)	(9,103)	13,805	(1,461)	(66,033)	67,494	(1,094)	(2,041)	3,135	(1)	(5)	6	—
Provision (reversal)		95,929	84,402	244,633	(14,887)	159,287	103,935	101,644	254,090	209,353	3,405	246	2,387	1,244,424
Charge off		—	—	(263,962)	—	—	(249,453)	—	—	(592,386)	—	—	(1,121)	(1,106,922)
Amortization of discount		—	—	(5,923)	—	—	(13,189)	—	—	7,307	—	—	—	(11,805)
Disposal		—	(28)	(22,676)	—	(5)	(10,723)	—	—	—	—	—	(217)	(33,649)
Collection		—	—	108,666	—	—	55,441	—	—	217,407	—	—	145	381,659
Others(*)		(8,264)	(10,584)	19,121	15,187	30,896	17,605	(103,976)	(172,074)	222,175	2	—	—	10,088

Ending balance	~~W~~	264,836	165,090	265,611	559,176	840,557	487,239	211,112	471,473	355,975	13,882	9,218	6,694	3,650,863

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

F-14
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Loans at amortized cost, etc. (continued)

ii)	Due from banks at amortized cost and other financial assets

	2022
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	183,908	8,008	70,043	261,959
Transfer (from) to 12 months expected credit losses		315	(274)	(41)	—
Transfer (from) to lifetime expected credit losses		(740)	765	(25)	—
Transfer (from) to credit- impaired financial assets		(75)	(1,267)	1,342	—
Provision		2,275	3,278	27,226	32,779
Charge off		—	—	(25,636)	(25,636)
Disposal		—	—	(61)	(61)
Collection		—	—	2,502	2,502
Others (*)		110,514	(70)	(729)	109,715
Business combination (Note 47)		16	—	—	16

Ending balance	~~W~~	296,213	10,440	74,621	381,274

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

(d)	Changes in deferred loan origination costs for the years ended December 31, 202 1 and 20 2 2 are as follows:

	2021		2022
Beginning balance	~~W~~	516,815	543,361
Loan origination		255,482	209,347
Amortization, etc.		(228,936)	(225,802)

Ending balance	~~W~~	543,361	526,906

13.	Property and equipment

(a)	Details of property and equipment as of December 31, 2021 and 2022 are as follows:

	2021
	Acquisition cost		Accumulated depreciation	Accumulated Impairment	Carrying value
Land	~~W~~	2,173,134	—	—	2,173,134
Buildings		1,210,401	(446,321)	(7,594)	756,486
Right-of-use assets		1,229,169	(621,042)	—	608,127
Other assets		2,294,740	(1,786,323)	—	508,417

	~~W~~  6,907,444		(2,853,686)	(7,594)	4,046,164

F-14
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Property and equipment (continued)

	2022
	Acquisition cost		Accumulated depreciation	Accumulated Impairment	Carrying value
Land	~~W~~	2,101,176	—	—	2,101,176
Buildings		1,165,468	(455,617)	(7,594)	702,257
Other assets		2,424,987	(1,836,533)	—	588,454
Right-of-use assets		1,208,728	(589,518)	—	619,210

	~~W~~	6,900,359	(2,881,668)	(7,594)	4,011,097

(b)	Changes in property and equipment for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Land		Buildings	Right-of-use assets	Others	Total
Beginning balance	~~W~~	2,219,227	810,761	590,417	369,292	3,989,697
Acquisition(*1)		513	32,777	316,925	289,614	639,829
Disposal		(709)	(1,378)	(26,930)	(5,086)	(34,103)
Depreciation(*2)		—	(49,646)	(289,585)	(154,104)	(493,335)
Impairment		—	(7,594)	—	—	(7,594)
Amounts transferred from(to) investment property		(46,046)	(27,727)	—	—	(73,773)
Amounts transferred from(to) intangible assets		—	—	—	3,676	3,676
Amounts transferred from(to) non-current assets held for sale(*3)		(169)	(853)	—	—	(1,022)
Effects of foreign currency adjustments		318	146	17,300	5,025	22,789

Ending balance	~~W~~	2,173,134	756,486	608,127	508,417	4,046,164

(*1)	~~W~~ 18,748 million transferred from assets-under-construction is included.
(*2)	Included in general administrative expense and other operating income(loss) of the consolidated statements of comprehensive income.
(*3)	Includes buildings, land, etc.

F-14
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Property and equipment (continued)

	2022
	Land		Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,173,134	756,486	508,417	608,127	4,046,164
Acquisition(*1)		631	49,220	257,662	369,153	676,666
Disposal		(13,173)	(1,124)	(4,212)	(75,563)	(94,072)
Depreciation(*2)		—	(49,935)	(186,307)	(287,886)	(524,128)
Amounts transferred from(to) investment property		2,892	(12,446)	—	—	(9,554)
Amounts transferred from(to) intangible assets		—	—	6,916	—	6,916
Amounts transferred from(to) non-current assets held for sale(*3)		(62,288)	(39,469)	—	—	(101,757)
Amounts transferred from(to) operating lease assets		—	—	214	—	214
Effects of foreign currency adjustments		(20)	(475)	4,877	4,328	8,710
Business combination (Note 47)		—	—	887	1,051	1,938

Ending balance	~~W~~	2,101,176	702,257	588,454	619,210	4,011,097

(*1)	 ~~W~~  33,983 million transferred from assets-under-construction is included.
(*2)	Included in general administrative expense and other operating income(loss) of the consolidated statements of comprehensive income.
(*3)	Includes buildings, land, etc.

(c)	Insured assets and liability insurance as of December 31, 2022 are as follows:

	December 31, 2022
Type of insurance	Insured assets and objects	Amount covered	Insurance company

Comprehensive insurance for financial institutions	Cash(including ATM)	25,500	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Collateral	1,667,825	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	35,062	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability of executives	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for employee accident	Employee	82,029	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	60,480	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance, etc.	56,862	Samsung Fire & Marine Insurance Co., Ltd., etc.

(*)	Aside from the insurance mentioned above, the Group has entered into car insurance , medical insurance, property insurance, and employee accident insurance.

F-14
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

14.	Intangible assets

(a)	Details of intangible assets as of December 31, 2021 and 2022 are as follows:

	2021		2022
Goodwill	~~W~~	4,670,134	4,683,902
Software		192,582	263,341
Development cost		229,148	454,284
Others		552,918	406,309

	~~W~~ 5,644,782		5,807,836

(b)	Changes in intangible assets for the years ended December 31, 2021 and 2022 are as follows:

	202 1
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	4,689,792	144,535	183,592	462,700	5,480,619
Acquisition		—	103,929	127,993	225,228	457,150
Business combination		13,851	—	—	—	13,851
Disposal and write-off		—	(2,341)	(719)	(5,349)	(8,409)
Amounts transferred from(to) property and equipment		—	—	(3,676)	—	(3,676)
Impairment(*1)		(33,509)	—	(270)	(765)	(34,544)
Amortization(*2)		—	(55,531)	(77,734)	(129,615)	(262,880)
Effects of changes in foreign exchange rate		—	1,990	(38)	719	2,671

Ending balance	~~W~~	4,670,134	192,582	229,148	552,918	5,644,782

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

~~W~~

32,072 million as an impairment of goodwill which is
99
% of the Group’s total stake. After the impairment test for goodwill of PT Shinhan Sekuritas Indonesia, among the carrying value exceeding recoverable amount of cash-generating unit, which is

~~W~~

2,595 million, the Group has recognized

~~W~~

2,569 million as an impairment of goodwill which is
99
% of the Group’s total stake. This has occurred as a result of the persistent low-interest
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

(*2)	Included in general administrative expense and other operating income(expense) of the consolidated statements of comprehensive income.

F-14
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

14.	Intangible assets (continued)

	2022
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	4,670,134	192,582	229,148	552,918	5,644,782
Acquisition		—	143,766	332,826	211,511	688,103
Business combination (Note 47)		—	1,472	2,638	315	4,425
Disposal and write-off		—	(253)	(434)	(236,881)	(237,568)
Amounts transferred from(to) property and equipment		—	—	(6,337)	(579)	(6,916)
Impairment(*1)		(2,258)	—	(702)	198	(2,762)
Amortization(*2)		—	(74,916)	(102,849)	(120,844)	(298,609)
Effects of changes in foreign exchange rate		16,026	690	(6)	(329)	16,381

Ending balance	~~W~~	4,683,902	263,341	454,284	406,309	5,807,836

(*1)
Goodwill impairment incurred from the cash-generating unit of security sector at PT Shinhan Sekuritas Indonesia. As a result of the impairment test for goodwill of PT Shinhan Sekuritas Indonesia’s cash-generating unit, the Group’s interests of the carrying amount exceeding the recoverable amount of the cash-generating unit was recognized as an impairment loss for

~~W~~

2,258 million. This is attributable to the continued high prices caused by the prolonged crisis in Ukraine in 2022, the local and global economic downturn, and the increase in the discount rate due to the global high interest rate economic phenomenon, and recoverable amount decreased by

~~W~~

1,569 million compared to the previous year. The amount of impairment loss recognized is included in the non-operating
expenses, the line item of the consolidated statement of comprehensive income.

(*2)	Included in general administrative expense and other operating income(expense) of the consolidated statements of comprehensive income.

(c)	Goodwill

i)	Goodwill allocated in the Group’s CGUs as of December 31, 2021 and 2022 is as follows:

	2021		2022
Banking	~~W~~	764,883	768,766
Credit card		2,880,383	2,892,610
Securities		5,335	2,993
Life insurance		853,798	853,798
Others		165,735	165,735

	~~W~~	4,670,134	4,683,902

F-14
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

14.	Intangible assets (continued)

ii)	Changes in goodwill for the years ended December 31, 2021 and 2022 are as follows:

	2021		2022
Beginning balance	~~W~~	4,689,792	4,670,134
Additional recognition(*1)		13,851	—
Impairment losses		(33,509)	(2,258)
Others (*2)		—	16,026

Ending balance	~~W~~	4,670,134	4,683,902

(*1)	It is the goodwill recognized by Shinhan Financial Plus, a subsidiary acquired in the previous year, from a business transfer for the GF division and IMGA division of Leaders Financial Marketing.
(*2)	Other changes are due to effects of changes in foreign exchange rate.

iii)	Goodwill impairment test

The	recoverable amounts of each CGU are evaluated based on their respective value in use.

•	Explanation on evaluation method
The discounted cash flow method (DCF) is applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU. However, the CGU of life insurance applied an actuarial enterprise valuation methodology based on probabilistically expected cash flows in consideration of the characteristics of the insurance business.

•	Projection period
When evaluating the value in use, 5.5 years of cash flow estimates are used in projection and the value thereafter is reflected as terminal value. However, 99 years of cash flow estimates for Shinhan Life Insurance Co., Ltd. is applied and the present value of the future cash flows thereafter is not applied as it is not significant.

•	Discount rates and terminal growth rates
The required rates of return expected by shareholders are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). In addition, terminal growth rate is estimated based on inflation rate. However, since the life insurance cash-generating unit reflects the cost of risk in future cash flows, the discount rate based on the risk-free government bond interest rate term structure reflecting only the time value of money was applied.
Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rate(%)	Terminal growth rate(%)
Banking	7.1 ~ 14.2	0.0 ~ 2.0
Credit card	8.7 ~ 13.9	1.0 ~ 2.0
Securities	13.6 ~ 13.9	2.0
Others	8.9 ~ 10.9	1.0
In case of the life insurance CGU, a term structure discount rate of 2.37% to 4.95% was applied for each future period corresponding to future cash flows for 99 years.

F-14
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

14.	Intangible assets (continued)

iv)	Key assumptions
Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2022	2023	2024	2025	2026	2027
CPI growth(%)	5.50	2.80	0.80	1.00	1.20	1.20
Private consumption growth(%)	3.40	2.20	2.30	2.60	2.80	2.80
Real GDP growth(%)	2.70	2.30	2.60	2.80	2.70	2.70
Key assumptions used in the discounted cash flow calculations of life insurance (Shinhan life insurance) components are as follows:

Key assumptions
Consumer price index growth rate(Bank of Korea)(%)	2.00
Risk-based confidence level(%)	99.50

v)	Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	~~W~~	55,081,110
Total carrying value(*)		46,383,778

	~~W~~	8,697,332

(*)	It is the carrying value after reflecting the impairment loss in the securities sector.

15.	Investments in associates

(a)	Investments in associates as of December 31, 2021 and 2022 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2021	2022
BNP Paribas Cardif Life Insurance (*1),(*2)	Korea	September 30	14.99	14.99
Songrim Partners (*7)	Korea	—	35.34	—
Partners 4th Growth Investment Fund (*4)	Korea	November 30	25.00	25.00
KTB Newlake Global Healthcare PEF	Korea	December 31	30.00	20.57
Shinhan-Neoplux Energy Newbiz Fund (*1),(*5)	Korea	December 31	31.66	31.66
Shinhan-Albatross tech investment Fund (*4),(*5)	Korea	November 30	50.00	50.00
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	Korea	December 31	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	Korea	December 31	20.16	20.16
VOGO Debt Strategy Qualified IV Private	Korea	December 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund (*6)	Korea	December 31	50.00	50.00

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2021	2022
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	December 31	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*9)	Korea	December 31	18.87	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	December 31	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3 (*7)	Korea	—	21.28	—
Shinhan Global Healthcare Fund 1 (*9)	Korea	December 31	4.41	4.41
KB NA Hickory Private Special Asset Fund	Korea	December 31	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	December 31	44.02	44.02
Shinhan EZ General Insurance, Ltd. (*12)	Korea	—	5.46	85.10
Hermes Private Investment Equity Fund	Korea	December 31	29.17	29.17
KDBC-Midas Dong-A Global contents Fund	Korea	December 31	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	December 31	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	December 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	December 31	25.00	25.00
Partner One Value up I Private Equity Fund	Korea	December 31	27.91	27.91
Genesis No.1 Private Equity Fund	Korea	December 31	22.80	22.80
Korea Omega Project Fund III	Korea	December 31	23.53	23.53
Soo Delivery Platform Growth Fund (*7)	Korea	—	30.00	—
Genesis North America Power Company No.1 PEF	Korea	December 31	40.03	39.11
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	23.33	23.33
MIEL CO.,LTD.(*3),(*4)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	December 31	35.73	35.73
E&Healthcare Investment Fund No.6	Korea	December 31	21.05	21.05
One Shinhan Global Fund 1 (*5)	Korea	December 31	20.56	20.52
Kiwoom-Shinhan Innovation Fund I (*6)	Korea	December 31	50.00	50.00
Daishin-K&T New Technology Investment Fund (*7)	Korea	—	31.25	—
Midas Asset Global CRE Debt Private Fund No.6	Korea	December 31	41.16	41.16
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	December 31	42.92	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3 (*1)	Korea	September 30	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	December 31	30.00	30.00
Jarvis Memorial Private Investment Trust 1 (*6)	Korea	December 31	99.01	99.01
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*8)	Korea	December 31	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	December 31	32.06	32.06
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	December 31	31.31	31.31

F-1
49

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2021	2022
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2 (*1)	Korea	September 30	21.27	21.27
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business	Korea	December 31	28.25	28.25
Cape IT Fund No.3 (*7)	Korea	—	32.89	—
FuturePlay-Shinhan TechInnovation Fund 1 (*6)	Korea	December 31	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	December 31	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	December 31	21.64	21.64
Korea Credit Bureau (*1),(*9)	Korea	September 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1),(*9)	Korea	September 30	1.04	1.04
SBC PFV Co., Ltd. (*1),(*10)	Korea	September 30	25.00	25.00
NH-amundi global infra private fund 16	Korea	December 31	50.00	50.00
IMM Global Private Equity Fund	Korea	December 31	33.00	33.00
HANA Alternative Estate Professional Private122 (*7)	Korea	—	74.02	—
SH Corporate Professional Investment Type Private Security Investment Trust No.7 (*7)	Korea	—	45.96	—
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*11)	Korea	December 31	72.50	72.50
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*8)	Korea	December 31	52.28	52.28
Sparklabs-Shinhan Opportunity Fund 1	Korea	December 31	49.50	49.50
BNW Tech-Innovation Private Equity Fund	Korea	December 31	29.85	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	December 31	40.86	40.86
WWG Global Real Estate Investment Trust no.4	Korea	December 31	29.55	29.55
Goduck Gangil10 PFV Co., Ltd. (*1),(*9)	Korea	September 30	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*8)	Korea	December 31	78.26	79.70
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	December 31	28.70	28.70
Shinhan Healthcare Fund 2(*9)	Korea	December 31	13.68	13.68
Pebblestone CGV Private Real Estate Trust No.1 (*7)	Korea	—	48.53	—
SH Corporate Professional Investment Type Private Security Investment Trust No.45 (*7)	Korea	—	43.65	—
Shinhan AIM Real Estate Fund No.2 (*1)	Korea	September 30	30.00	30.00
Shinhan AIM Real Estate Fund No.1 (*1)	Korea	September 30	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust (*1)	Korea	September 30	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*1),(*8)	Korea	September 30	71.43	71.43

F-1
5
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2021	2022

Korea Omega-Shinhan Project Fund I (*6)	Korea	December 31	50.00	50.00
ST-Bonanja Food tech	Korea	December 31	38.83	38.83
Samsung SRA Real Estate Professional Private 45	Korea	December 31	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	December 31	28.98	28.98
VS Cornerstone Fund	Korea	December 31	41.18	41.18
Aone Mezzanine Opportunity Professional Private (*8)	Korea	December 31	66.09	64.41
NH-Amundi US Infrastructure Private Fund2	Korea	December 31	25.91	25.91
KB Distribution Private Real Estate1 (*7)	Korea	—	62.00	—
SH Japan Photovoltaic Private Special Asset Investment Trust No.2 (*1)	Korea	September 30	30.00	30.00
Kakao-Shinhan 1st TNYT Fund	Korea	December 31	48.62	48.62
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Korea	December 31	20.00	20.00
Pacific Private Placement Real Estate Fund No.40	Korea	December 31	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	December 31	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29(*8)	Korea	December 31	70.14	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	December 31	32.57	32.57
EDNCENTRAL Co.,Ltd.(*9)	Korea	December 31	19.87	13.47
Future-Creation Neoplux Venture Capital Fund (*1),(*5)	Korea	September 30	16.25	16.25
Gyeonggi-Neoplux Superman Fund (*1),(*5)	Korea	September 30	21.76	21.76
NewWave 6th Fund (*5)	Korea	December 31	30.00	30.00
KTC-NP Growth Champ 2011-2 Private Equity Fund (*1),(*5)	Korea	September 30	5.56	5.56
Neoplux No.3 Private Equity Fund (*1),(*5)	Korea	September 30	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	December 31	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	December 31	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	December 31	20.00	20.00
AION ELFIS PROFESSIONAL PRIVATE 1	Korea	December 31	20.00	20.00
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	Korea	December 31	29.68	29.68
Neoplux Market-Frontier Secondary Fund (*5)	Korea	December 31	19.74	19.74
Harvest Private Equity Fund II	Korea	December 31	22.06	22.06
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	December 31	28.17	28.17
KAIM Real-estate Private Investment Trust 20	Korea	December 31	38.46	38.46
KIAMCO Vietnam Solar Special Asset Private Investment Trust (*6)	Korea	December 31	50.00	50.00
Daishin New Technology Investment Fund 5th	Korea	December 31	23.44	23.44
CSQUARE SNIPER PROFESSIONAL PRIVATE 10 (*7)	Korea	—	62.50	—

F-15
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2021	2022

Acurus Hyundai Investment Partners New Technology (*7)	Korea	—	26.79	—
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1 (*7)	Korea	—	97.10	—
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2 (*7)	Korea	—	97.10	—
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45 (*7)	Korea	—	25.00	—

SHINHAN-NEO Core Industrial Technology Fund (*5)	Korea	December 31	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2 (*1)	Korea	September 30	30.00	30.00
SIMONE Mezzanine Fund No.3	Korea	December 31	29.38	28.97
Eum Private Equity Fund No.7	Korea	December 31	21.00	21.00
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund (*7)	Korea	—	25.00	—
Kiwoom Hero No.4 Private Equity Fund	Korea	December 31	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	December 31	36.53	36.27
SW-S Fund	Korea	December 31	30.30	30.30
CL Buyout 1st PEF	Korea	December 31	21.43	21.43
Timefolio The Venture-V second	Korea	December 31	20.73	20.73
Newlake Growth Capital Partners2 PEF (*4)	Korea	November 30	29.91	29.91
Shinhan Smilegate Global PEF I (*9)	Korea	December 31	14.21	14.21
Fount Professional Investors Private Investment Trust No.3 (*7)	Korea	—	49.98	—
Genesis Eco No.1 PEF	Korea	December 31	29.01	29.01
SHINHAN-NEO Market-Frontier 2nd Fund (*5)	Korea	December 31	42.70	42.70
NH-Synergy Core Industrial New Technology Fund	Korea	December 31	36.93	36.93
J& Moorim Jade Investment Fund	Korea	December 31	24.89	24.89
Helios-KDBC Digital Contents 1st	Korea	December 31	23.26	23.26
Ulmus SHC innovation investment fund	Korea	December 31	24.04	24.04
Mirae Asset Partners X Private Equity Fund	Korea	December 31	35.71	35.71
T Core Industrial Technology 1st Venture PEF	Korea	December 31	31.47	31.47
Curious Finale Corporate Recovery Private Equity Fund	Korea	December 31	27.78	27.78
TI First Property Private Investment Trust 1	Korea	December 31	40.00	40.00
MPLUS Professional Private Real Estate Fund 25	Korea	December 31	41.67	41.67
IBKC Global Contents Investment Fund	Korea	December 31	24.39	24.39
Nautic Smart No.6 Private Equity Fund	Korea	December 31	37.74	37.74
Premier Luminous Private Equity Fund	Korea	December 31	27.78	25.12
Hanyang-Meritz 1 Fund	Korea	December 31	22.58	22.58

F-15
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2021	2022

KNT 2ND PRIVATE EQUITY FUND	Korea	December 31	21.74	21.74
Kiwoom-Shinhan Innovation Fund 2	Korea	December 31	42.86	42.86
Maple Mobility Fund	Korea	December 31	20.18	20.18
SJ ESG Innovative Growth Fund	Korea	December 31	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*6)	Korea	December 31	76.19	76.19
JS Shinhan Private Equity Fund (*5)	Korea	December 31	3.85	3.85
NH Kyobo AI Solution Investment Fund	Korea	December 31	26.09	26.09
Daishin Newgen New Technology Investment Fund 1 st (*8)	Korea	December 31	50.60	50.60
META ESG Private Equity Fund I	Korea	December 31	27.40	27.40
SWFV FUND-1	Korea	December 31	40.25	40.25
PHAROS DK FUND	Korea	December 31	24.24	24.14

Shinhan VC tomorrow venture fund 1 (*5)	Korea	December 31	39.62	39.62
Highland 2021-8 Fund	Korea	December 31	32.67	32.67
H-IOTA Fund	Korea	December 31	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund (*5)	Korea	December 31	19.92	17.57
Tres-Yujin Trust (*6)	Korea	December 31	50.00	50.00
Shinhan-Time mezzanine blind Fund (*6)	Korea	December 31	50.00	50.00
Capstone REITs No.26 (*6)	Korea	December 31	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	December 31	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	December 31	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	December 31	31.03	31.03
KB Oaktree Trust No.3	Korea	December 31	33.33	33.33
Daehan No.36 Office Asset Management Company	Korea	December 31	48.05	48.05
Rhinos Premier Mezzanine Private Investment Fund No.1	Korea	December 31	27.93	27.93
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	December 31	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust (*1)	Korea	September 30	24.85	24.85
SKS-Yozma Fund No.1	Korea	December 31	29.85	29.85
IBKC-METIS Global Contents Investment Fund	Korea	December 31	36.36	36.36
Keistone Unicorn Private Equity Fund	Korea	December 31	28.00	28.00
KB Distribution Private Real Estate 3-1	Korea	December 31	—	37.50
Pacific Private Investment Trust No.49-1 (*8)	Korea	December 31	—	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*8)	Korea	December 31	—	60.00
RIFA Real estate private placement fund for normal investoes No. 51	Korea	December 31	—	40.00
Fivetree general private equity fund No.15	Korea	December 31	—	49.98
Shinhan-Kunicorn first Fund	Korea	December 31	—	38.31

F-15
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2021	2022

Harvest Fund No.3	Korea	December 31	—	44.67
Shinhan Simone Fund I	Korea	December 31	—	38.46
Korea Investment develop seed Trust No.1	Korea	December 31	—	40.00
Tiger Green alpah Trust No.29 (*6)	Korea	December 31	—	95.24
STIC ALT Global II Private Equity Fund	Korea	December 31	—	21.74
NH-Brain EV Fund	Korea	December 31	—	25.00
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1),(*9)	Korea	September 30	—	15.00
Find-Green New Deal 2nd Equity Fund	Korea	December 31	—	22.57
ShinhanFitrin 1st Technology Business Investment Association (*5)	Korea	December 31	—	16.17
PARATUS No.3 Private Equity Fund	Korea	December 31	—	25.64
Golden Route 2nd Startup Venture Specialized Private Equity Fund	Korea	December 31	—	22.73
Koramco Private Real Estate Fund 143	Korea	December 31	—	30.30

Korea Investment Top Mezzanine Private Real Esate Trust No.1	Korea	December 31	—	22.22
LB YoungNam Logistics Private Trust No.40	Korea	December 31	—	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	December 31	—	32.74
IGEN2022 No.1 private Equity Fund	Korea	December 31	—	27.95
Cornerstone J&M Fund I	Korea	December 31	—	26.67
Logisvalley Shinhan REIT Co.,Ltd. (*1)	Korea	September 30	—	20.27
KDB Investment Global Healthcare Private Equity Fund I	Korea	December 31	—	24.14
Korea Investment Green Newdeal Infra Trust No.1	Korea	December 31	—	27.97
BTS 2nd Private Equity Fund (*1)	Korea	September 30	—	26.00
Shinhan Global Active REIT Co.Ltd	Korea	December 31	—	20.37
NH-J&-IBKC Label Technology Fund	Korea	December 31	—	27.81
IMM Global Venture Opportunity, LP	Korea	December 31	—	35.50
Capstone Develop Frontier Trust	Korea	December 31	—	21.43
Nextrade Co., Ltd. (*9)	Korea	December 31	—	8.00
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1	Korea	December 31	—	26.90
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Korea	December 31	—	29.00
Eventus-IBKC LIB Fund	Korea	December 31	—	21.88
NH-Daishin-Kyobo healthcare 1 Fund	Korea	December 31	—	25.00
IBKC-Behigh Fund 1st	Korea	December 31	—	29.73
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund	Korea	December 31	—	24.10
ON No.1 Private Equity Fund	Korea	December 31	—	28.57
Digital New Deal Kappa Private Equity Fund	Korea	December 31	—	30.12

(*1)
The financial statements of September 30, 2022 are used for the equity method since the financial statements as of December 31, 2022 are not available. Significant trades and events occurred within the period are properly reflected.

F-15
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

(*2)	The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.
(*3)
In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2022. Also, it has been reclassified into the investments in associates.

(*4)
The latest financial statements are used for the equity method since the financial statements as of December 31, 2022 are not available. Significant trades and events occurred within the period are properly reflected.

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

(*12)
For the year ended December 31, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd.

(b)	Changes in investments in associates for the years ended December 31, 2021 and 2022 are as follows:

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	50,600	—	(660)	(5,918)	—	44,022
Songrim Partners(*1)		—	—	—	—	—	—
Partners 4th Growth Investment Fund		11,958	(16,144)	12,525	4,694	—	13,033
KTB Newlake Global Healthcare PEF		9,404	—	8	—	—	9,412
Daekwang Semiconductor Co., Ltd.		3,631	(3,742)	113	(2)	—	—
Shinhan-Neoplux Energy Newbiz Fund		14,470	475	1,087	—	—	16,032
Shinhan-Albatross tech investment Fund		13,322	(9,000)	6,067	—	—	10,389
VOGO Debt Strategy Qualified IV Private		8,702	(1,733)	210	—	—	7,179
Shinhan-Midas Donga Secondary Fund		4,752	(500)	(301)	—	—	3,951
F-15
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance

ShinHan – Soo Young Entrepreneur Investment Fund No.1	~~W~~	9,968	(7,879)	2,137	—	—	4,226
Shinhan Praxis K-Growth Global Private Equity Fund		9,945	(2,310)	126	—	—	7,761
Credian Healthcare Private Equity Fund II		5,835	(5,835)	—	—	—	—
Kiwoom Milestone Professional Private Real Estate Trust 19		9,918	(66)	(361)	—	(4,238)	5,253
AIP EURO Green Private Real Estate Trust No.3		21,021	(1,335)	10,017	—	—	29,703
Shinhan Global Healthcare Fund 1(*1)		—	—	—	—	—	—
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,186	(15,947)	(239)	—	—	—
KB NA Hickory Private Special Asset Fund		34,938	(2,266)	1,704	—	—	34,376
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,618	(1,204)	2,078	—	—	19,492
BNP Paribas Cardif General Insurance		3,895	176	(708)	(9)	—	3,354
Hermes Private Investment Equity Fund		6,099	(3,167)	6,850	—	—	9,782

Shinhan-Nvestor Liquidity Solution Fund		4,493	331	514	—	—	5,338
Shinhan AIM FoF Fund 1-A		8,760	(79)	475	—	—	9,156
IGIS Global Credit Fund 150-1		7,282	(3,246)	1,366	—	—	5,402
Partner One Value up I Private Equity Fund		11,779	(6,933)	3,045	—	—	7,891
Genesis No.1 Private Equity Fund		80,113	388	(24,968)	—	—	55,533
Korea Omega Project Fund III		3,563	—	727	—	—	4,290
Soo Delivery Platform Growth Fund		4,068	—	1,805	—	—	5,873
Genesis North America Power Company No.1 PEF		16,983	(5,229)	1,982	—	—	13,736
Hyungje art printing(*2)		—	—	—	—	—	—
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		10,582	24,500	6,467	—	—	41,549
Korea Finance Security		3,055	—	(61)	—	—	2,994
Multimedia Tech Co.Ltd.(*2)		—	—	—	—	—	—
MIEL CO.,LTD.(*1)		—	—	—	—	—	—

F-15
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
AIP Transportation Specialized Privately Placed Fund Trust #1	~~W~~	32,993	347	1,348	—	—	34,688
DB Epic Convertiblebond Private Trust No.2		5,785	(5,538)	(247)	—	—	—
E&Healthcare Investment Fund No.6		15,163	(3,431)	(4,866)	—	—	6,866
One Shinhan Global Fund 1		4,029	(519)	263	—	—	3,773
Kiwoom-Shinhan Innovation Fund I		15,969	(5,150)	912	—	—	11,731
Daishin-K&T New Technology Investment Fund		7,000	—	991	—	—	7,991
Midas Asset Global CRE Debt Private Fund No.6		47,389	(2,701)	3,617	—	—	48,305
Richmond Private Investment Trust No.82		15,049	(19,411)	4,362	—	—	—
Tiger Alternative Real Estate Professional Private5		18,499	(20,848)	2,349	—	—	—
Samchully Midstream Private Placement Special Asset Fund 5-4		28,818	(843)	(504)	—	—	27,471
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		65,616	(41,622)	1,210	—	—	25,204
NH-Amundi Global Infrastructure Trust 14		18,819	(1,609)	1,091	—	—	18,301
Jarvis Memorial Private Investment Trust 1		10,043	(700)	766	—	—	10,109
Mastern Private Private Investment Trust 68		10,010	(10,332)	322	—	—	—
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,641	(4,981)	2,493	—	—	33,153
Milestone Private Real Estate Fund 3		18,528	(472)	488	—	—	18,544
IGIS Private Real Estate Investment Trust 286		8,844	(9,176)	332	—	—	—
Nomura-Rifa Private Real Estate Investment Trust 31		8,407	(705)	200	—	—	7,902
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,323	(3,511)	424	—	—	10,236
Hana Semiconductor New Technology Fund		24,131	(26,129)	1,998	—	—	—
J&Magnet Startup Venture Specialized Private Equity Fund		5,935	(7,247)	1,312	—	—	—
Cape IT Fund No.3		10,649	(580)	(4)	—	—	10,065
F-15
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
FuturePlay-Shinhan TechInnovation Fund 1	~~W~~	4,295	3,025	(171)	—	—	7,149
Stonebridge Corporate 1st Fund		3,239	—	(275)	—	—	2,964
Vogo Realty Partners Private Real Estate Fund V		10,827	(681)	620	—	—	10,766
Korea Credit Bureau		6,976	(90)	809	—	—	7,695
Goduck Gangil1 PFV Co., Ltd.(*1)		—	—	—	—	—	—
SBC PFV Co., Ltd.		18,208	12,499	(1,121)	—	—	29,586
NH-amundi global infra private fund 16		43,839	346	7,823	—	—	52,008
IMM Global Private Equity Fund		120,855	(10,462)	8,222	—	—	118,615
HANA Alternative Estate Professional Private122		29,631	(1,001)	859	—	—	29,489
Hanwha-Incus Plus New Technology Fund No.1		11,026	(8,284)	(2,742)	—	—	—
SH Corporate Professional Investment Type Private Security Investment Trust No.7		51,210	(1,518)	207	—	—	49,899
SH BNCT Professional Investment Type Private Special Asset Investment Trust		286,531	(15,191)	10,859	—	—	282,199
PSA EMP Private Equity Fund		9,814	(9,755)	(59)	—	—	—
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,401	(2,630)	1,541	—	—	28,312
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,441	(3,048)	583	—	—	976
UI Venture Fund 7th		3,279	(3,269)	(10)	—	—	—
Sparklabs-Shinhan Opportunity Fund 1		4,832	—	(192)	—	—	4,640
BNW Tech-Innovation Private Equity Fund		5,942	—	(61)	—	—	5,881
IGIS Real-estate Private Investment Trust No.33		14,099	(714)	499	—	—	13,884
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust		3,002	(3,301)	299	—	—	—
WWG Global Real Estate Investment Trust no.4		17,752	(7,855)	747	—	—	10,644
Goduck Gangil10 PFV Co., Ltd(*1)		32	—	(32)	—	—	—
Fidelis Global Private Real Estate Trust No.2		19,485	(911)	1,199	—	—	19,773

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
IGIS PRIVATE REAL ESTATE TRUST NO.331	~~W~~	3,765	(3,765)	—	—	—	—
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,344	(5,436)	6,309	—	—	49,217
Shinhan Healthcare Fund 2(*1)		986	—	(75)	—	(911)	—
Pebblestone CGV Private Real Estate Trust No.1		13,346	(748)	1,112	—	—	13,710
SH Corporate Professional Investment Type Private Security Investment Trust No.45		—	174,154	(199)	—	—	173,955
Shinhan AIM Real Estate Fund No.2		22,464	1,911	(1,100)	—	—	23,275
Shinhan AIM Real Estate Fund No.1		46,945	(4,412)	1,779	—	—	44,312
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,944	(911)	915	—	—	32,948
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,902	7	(359)	—	—	20,550
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		6,692	13,667	(1,504)	—	—	18,855
SH Japan Photovoltaic Private Special Asset Investment Trust No.1		4,845	(4,845)	—	—	—	—
Korea Omega-Shinhan Project Fund I		5,931	2,000	(687)	—	—	7,244
ST-Bonanja Food tech		1,993	—	1,366	—	—	3,359
New Green Shinhan Mezzanine Fund		4,916	(5,622)	706	—	—	—
KORAMKO-Daum Professional Private Investment Trust No.12		7,528	(7,756)	228	—	—	—
Samsung SRA Real Estate Professional Private 45		10,666	2,656	(442)	—	—	12,880

IBK Global New Renewable Energy Special Asset Professional Private2		32,349	(1,988)	1,526	—	—	31,887
VS Cornerstone Fund		3,464	—	(54)	—	—	3,410
Aone Mezzanine Opportunity Professional Private		9,580	(28)	(12)	—	—	9,540

F-1
59

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance

KiwoomUnicorn3 New Technology Business Investment Fund	~~W~~	4,283	(3,633)	(650)	—	—	—
Multi Asset The United States Thortons Professional Private1		41,440	(41,607)	167	—	—	—
Kiwoom Milestone US Real Estate Professional Private20		51,512	(51,512)	—	—	—	—
NH-Amundi US Infrastructure Private Fund2		25,430	207	1,387	—	—	27,024
KB Distribution Private Real Estate1		30,698	(1,423)	1,419	—	—	30,694
SH Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		20,712	(22,293)	1,581	—	—	—
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		29,149	(16,798)	665	—	—	13,016
Kakao-Shinhan 1st TNYT Fund		5,681	9,000	(184)	—	—	14,497
IMM Special Situation 1-2 PRIVATE EQUITY FUND		10,870	(160)	883	—	—	11,593
Pacific Private Placement Real Estate Fund No.40		11,647	(747)	698	—	—	11,598
Mastern Private Real Estate Loan Fund No.2		5,692	1,429	370	—	—	7,491
LB Scotland Amazon Fulfillment Center Fund 29		31,182	(1,734)	1,820	—	—	31,268
JR AMC Hungary Budapest Office Fund 16		12,204	(821)	757	—	—	12,140
IGIS 372 Real Estate Professional Private		56,835	(56,835)	—	—	—	—
EDNCENTRAL Co.,Ltd.(*1)		1,040	—	(1,040)	—	—	—
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		3,830	(8,388)	4,558	—	—	—
Future-Creation Neoplux Venture Capital Fund		3,796	(995)	216	—	—	3,017
Gyeonggi-Neoplux Superman Fund		6,399	(2,257)	3,736	—	—	7,878
NewWave 6th Fund		6,150	7,575	730	—	—	14,455
KTC-NP Growth Champ 2011-2 Private Equity Fund		2,853	—	1,137	—	—	3,990
Neoplux No.3 Private Equity Fund		10,295	10,182	2,124	—	—	22,601
PCC Amberstone Private Equity Fund I		22,480	(2,356)	2,666	—	—	22,790
KIAMCO POWERLOAN TRUST 4TH		43,955	(164)	1,510	—	—	45,301

F
-1
6
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Mastern Opportunity Seeking Real Estate Fund II	~~W~~	19,799	(737)	2,255	—	—	21,317
AION ELFIS PROFESSIONAL PRIVATE 1		5,528	(1,350)	244	—	—	4,422
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,453	—	(93)	—	—	4,360
Neoplux Market-Frontier Secondary Fund		11,545	(614)	382	—	—	11,313
Harvest Private Equity Fund II		2,982	—	499	—	—	3,481
Synergy Green New Deal 1st New Technology Business Investment Fund		10,008	(247)	(77)	—	—	9,684
KAIM Real-estate Private Investment Trust 20		5,098	(350)	300	—	—	5,048
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,948	(1,112)	691	—	—	7,527
Daishin New Technology Investment Fund 5th		2,850	—	1,589	—	—	4,439
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,125	—	122	—	—	3,247
Acurus Hyundai Investment Partners New Technology		2,927	—	1,787	—	—	4,714
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		44,594	4,103	11,371	3,876	—	63,944
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		44,594	4,103	11,371	3,876	—	63,944
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		15,855	—	(1,077)	—	—	14,778
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		29,644	(29,644)	—	—	—	—
SHINHAN-NEO Core Industrial Technology Fund		1,979	3,960	(248)	—	—	5,691
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		21,142	5,271	830	—	—	27,243
SIMONE Mezzanine Fund No.3		2,980	—	74	—	—	3,054

F-1
6
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Eum Private Equity Fund No.7	~~W~~	7,872	121	(120)	—	—	7,873
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		5,034	—	2,560	—	—	7,594
Kiwoom Hero No.4 Private Equity Fund		4,707	—	(402)	—	—	4,305
Vogo Canister Professional Trust Private Fund I		43,975	(4,712)	1,809	—	—	41,072
SW-S Fund		—	7,000	(276)	—	—	6,724
CL Buyout 1st PEF		—	13,875	(84)	—	—	13,791
Timefolio The Venture-V second		—	4,000	572	—	—	4,572
Newlake Growth Capital Partners2 PEF		—	13,000	(79)	—	—	12,921
Shinhan Smilegate Global PEF I		—	3,376	(40)	—	—	3,336
Fount Professional Investors Private Investment Trust No.3		—	5,000	197	—	—	5,197
Genesis Eco No.1 PEF		—	11,292	(162)	—	—	11,130
SHINHAN-NEO Market-Frontier 2nd Fund(*3)		—	25,620	(1,014)	—	—	24,606
NH-Synergy Core Industrial New Technology Fund		—	6,500	(63)	—	—	6,437
J& Moorim Jade Investment Fund		—	5,500	40	—	—	5,540
Ulmus SHC innovation investment fund		—	5,000	192	—	—	5,192
Mirae Asset Partners X Private Equity Fund		—	8,000	(142)	—	—	7,858
T Core Industrial Technology 1st Venture PEF		—	4,500	35	—	—	4,535
Curious Finale Corporate Recovery Private Equity Fund		—	3,377	313	—	—	3,690
TI First Property Private Investment Trust 1		—	2,879	176	—	—	3,055
MPLUS Professional Private Real Estate Fund 25		—	3,010	280	—	—	3,290
IBKC Global Contents Investment Fund		—	5,000	(57)	—	—	4,943
Nautic Smart No.6 Private Equity Fund		—	4,000	(26)	—	—	3,974
Premier Luminous Private Equity Fund		—	7,095	(104)	—	—	6,991
Hanyang-Meritz 1 Fund		—	3,500	(17)	—	—	3,483

F-16
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KNT 2ND PRIVATE EQUITY FUND	~~W~~	—	3,000	1,157	—	—	4,157
Maple Mobility Fund		—	9,274	(591)	—	—	8,683
AVES 1st Corporate Recovery Private Equity Fund		—	4,800	(64)	—	—	4,736
JS Shinhan Private Equity Fund		—	5,076	(39)	—	—	5,037
Daishin Newgen New Technology Investment Fund 1 st		—	8,000	4,169	—	—	12,169
META ESG Private Equity Fund I		—	5,726	(49)	—	—	5,677
SWFV FUND-1		—	9,700	(54)	—	—	9,646
PHAROS DK FUND		—	4,000	(51)	—	—	3,949
Shinhan VC tomorrow venture fund 1		—	9,113	(71)	—	—	9,042
Highland 2021-8 Fund		—	4,900	(1)	—	—	4,899
Medicii 2021-3 Fund		—	9,752	(24)	—	—	9,728
Tres-Yujin Trust		—	10,000	(5)	—	—	9,995
Shinhan-Time mezzanine blind Fund		—	15,000	(58)	—	—	14,942
Capstone REITs No.26		—	4,849	(454)	—	—	4,395
JB Incheon-Bucheon REITS No.54		—	5,000	(1)	—	—	4,999
Hankook Smart Real Asset Investment Trust No.3		—	4,173	169	—	—	4,342
JB Hwaseong-Hadong REITs No.53		—	5,000	(1)	—	—	4,999
KB Oaktree Trust No.3		—	3,141	18	—	—	3,159
Daehan No.36 Office Asset Management Company		—	21,500	—	—	—	21,500
Rhinos Premier Mezzanine Private Investment Fund No.1		—	3,000	5	—	—	3,005
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		—	19,426	477	—	—	19,903
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		—	39,996	109	—	—	40,105
SKS-Yozma Fund No.1		—	6,000	(55)	—	—	5,945
IBKC-METIS Global Contents Investment Fund		—	4,000	—	—	—	4,000
Keistone Unicorn Private Equity Fund		—	6,300	—	—	—	6,300
Others		121,040	63,729	5,881	(3)	(5,570)	185,077

	~~W~~	2,657,768	101,582	158,600	6,514	(10,719)	2,913,745

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.

F-16
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

(*2) For the year ended December 31, 2021, the Group has stopped recognizing its equity method income or loss to accumulated deficits and the shares are retired for the year ended December 31, 2021.
(*3) Classified as investments in associates without cash transactions.

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance

BNP Paribas Cardif Life Insurance	~~W~~	44,022	—	(1,774)	(12,079)	—	30,169
Songrim Partners		—	—	—	—	—	—
Partners 4th Growth Investment Fund		13,033	(1,714)	6,917	(4,694)	—	13,542
KTB Newlake Global Healthcare PEF		9,412	(5,832)	729	—	—	4,309
Shinhan-Neoplux Energy Newbiz Fund		16,032	(391)	5,196	—	—	20,837
Shinhan-Albatross tech investment Fund		10,389	(1,800)	3,792	(128)	—	12,253
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		—	676	34	—	3,522	4,232
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		—	1,471	—	—	255	1,726
VOGO Debt Strategy Qualified IV Private		7,179	(1,433)	339	—	—	6,085
Shinhan -Midas Dong-A Secondary Fund		3,951	(1,025)	1,505	—	—	4,431
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,226	—	188	—	—	4,414
Shinhan Praxis K-Growth Global Private Equity Fund		7,761	(8,512)	4,442	—	—	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19		5,253	—	(150)	—	(1,142)	3,961
AIP EURO Green Private Real Estate Trust No.3		29,703	(29,008)	(695)	—	—	—
Shinhan Global Healthcare Fund 1 (*1)		—	—	—	—	—	—
KB NA Hickory Private Special Asset Fund		34,376	(1,545)	1,508	—	—	34,339
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,492	(464)	208	—	—	19,236
Shinhan EZ General Insurance, Ltd. (*2)		3,354	(3,181)	(182)	9	—	—
Hermes Private Investment Equity Fund		9,782	—	(4,220)	—	—	5,562

F-16
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance

KDBC-Midas Dong-A Global contents Fund	~~W~~	2,955	—	1,322	—	—	4,277
Shinhan-Nvestor Liquidity Solution Fund		5,338	700	400	—	—	6,438
Shinhan AIM FoF Fund 1-A		9,156	51	903	—	—	10,110
IGIS Global Credit Fund 150-1		5,402	(1,267)	557	—	—	4,692
Partner One Value up I Private Equity Fund		7,891	—	(2,747)	—	—	5,144
Genesis No.1 Private Equity Fund		55,533	408	3,983	—	—	59,924
Korea Omega Project Fund III		4,290	—	(616)	—	—	3,674
Soo Delivery Platform Growth Fund		5,873	(6,093)	220	—	—	—
Genesis North America Power Company No.1 PEF		13,736	(12,629)	7,011	—	—	8,118
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		41,549	12,056	(10,361)	—	—	43,244

MIEL CO.,LTD. (*1)		—	—	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		34,688	5,527	4,606	—	—	44,821
E&Healthcare Investment Fund No.6		6,866	(3,190)	(3,079)	—	—	597
One Shinhan Global Fund 1		3,773	—	(1,183)	—	(642)	1,948
Kiwoom-Shinhan Innovation Fund I		11,731	(1,500)	(790)	—	—	9,441
Daishin-K&T New Technology Investment Fund		7,991	(7,430)	(561)	—	—	—
Midas Asset Global CRE Debt Private Fund No.6		48,305	5,873	2,851	—	—	57,029
Samchully Midstream Private Placement Special Asset Fund 5-4		27,471	5,033	(1,880)	—	—	30,624
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		25,204	(912)	200	—	—	24,492
NH-Amundi Global Infrastructure Trust 14		18,301	1,714	960	—	—	20,975
Jarvis Memorial Private Investment Trust 1		10,109	(700)	377	—	—	9,786
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,153	(22)	226	—	—	33,357
Milestone Private Real Estate Fund 3 (Derivative Type)		18,544	(201)	728	—	—	19,071
RIFA Real estate private placement fund for normal investors No. 31		7,902	(607)	69	—	—	7,364

F-16
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	~~W~~	10,236	(5,292)	(1,975)	—	—	2,969
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		2,864	—	367	—	—	3,231
Cape IT Fund No.3		10,065	(10,580)	515	—	—	—
FuturePlay-Shinhan TechInnovation Fund 1		7,149	—	(233)	—	—	6,916
Stonebridge Corporate 1st Fund		2,964	—	658	—	—	3,622
Vogo Realty Partners Private Real Estate Fund V		10,766	(638)	787	—	—	10,915
Korea Credit Bureau		7,695	—	(2,656)	—	—	5,039
Goduck Gangil1 PFV Co., Ltd.		—	—	60	—	—	60
SBC PFV Co., Ltd.		29,586	—	(1,118)	—	—	28,468
NH-amundi global infra private fund 16		52,008	(15,362)	19,565	—	—	56,211
IMM Global Private Equity Fund		118,615	19,045	9,724	—	—	147,384

HANA Alternative Eastate Professional Private122		29,489	(28,570)	(918)	—	—	1
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		49,899	(50,540)	641	—	—	—
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		282,199	(24,838)	5,691	—	—	263,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		28,312	(6,937)	1,308	—	—	22,683
Sparklabs-Shinhan Opportunity Fund 1		4,640	(826)	817	—	—	4,631
BNW Tech-Innovation Private Equity Fund		5,881	—	(48)	—	—	5,833
IGIS Real-estate Private Investment Trust No.33		13,884	(715)	1,383	—	—	14,552
WWG Global Real Estate Investment Trust no.4		10,644	(659)	346	—	—	10,331
Goduck Gangil10 PFV Co., Ltd.		—	—	3,236	—	—	3,236
Fidelis Global Private Real Estate Trust No.2		19,773	2,183	(11)	—	—	21,945
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		49,217	(5,640)	4,850	—	—	48,427

F-16
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Global Healthcare Fund 2 (*1)	~~W~~	—	—	—	—	—	—
Pebblestone CGV Private Real Estate Trust No.1		13,710	(13,971)	261	—	—	—
SH Corporate Professional Investment Type Private Security Investment Trust No.45		173,955	(173,955)	—	—	—	—
Shinhan AIM Real Estate Fund No.2		23,275	3,346	(1,378)	—	—	25,243
Shinhan AIM Real Estate Fund No.1		44,312	(2,176)	2,506	—	—	44,642
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,948	(915)	594	—	—	32,627
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,550	6	(1,260)	—	—	19,296
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		18,855	5,114	629	—	—	24,598
Korea Omega-Shinhan Project Fund I		7,244	2,000	778	—	—	10,022
ST-Bonanja Food tech		3,359	(621)	(107)	—	—	2,631
Samsung SRA Real Estate Professional Private 45[FoFs]		12,880	5,279	3,491	—	—	21,650
IBK Global New Renewable Energy Special Asset Professional Private2		31,887	(2,516)	4,041	—	—	33,412
VS Cornerstone Fund		3,410	—	(75)	—	—	3,335
Aone Mezzanine Opportunity Professional Private		9,540	(5,084)	553	—	—	5,009
NH-Amundi US Infrastructure Private Fund2		27,024	2,446	2,471	—	—	31,941
KB Distribution Private Real Estate1		30,694	(30,694)	—	—	—	—
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		13,016	(7,291)	607	—	—	6,332
Kakao-Shinhan 1st TNYT Fund		14,497	—	6,833	—	—	21,330
IMM Special Situation 1-2 PRIVATE EQUITY FUND		11,593	(8,690)	(300)	—	—	2,603
Pacific Private Placement Real Estate Fund No.40		11,598	(748)	772	—	—	11,622
Mastern Private Real Estate Loan Fund No.2		7,491	(1,359)	255	—	—	6,387

F-16
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
LB Scotland Amazon Fulfillment Center Fund 29	~~W~~	31,268	(2,189)	558	—	—	29,637
JR AMC Hungary Budapest Office Fund 16		12,140	(821)	1,138	—	—	12,457
EDNCENTRAL Co.,Ltd. (*1)		—	—	—	—	—	—
Future-Creation Neoplux Venture Capital Fund		3,017	—	1,234	—	—	4,251
Gyeonggi-Neoplux Superman Fund		7,878	(1,195)	(1,216)	—	—	5,467
NewWave 6th Fund		14,455	—	(915)	—	—	13,540
KTC-NP Growth Champ 2011-2 Private Equity Fund		3,990	(2,490)	(293)	—	—	1,207
Neoplux No.3 Private Equity Fund		22,601	(2)	(2,145)	—	—	20,454
PCC Amberstone Private Equity Fund I		22,790	(2,509)	(1,496)	—	—	18,785
KIAMCO POWERLOAN TRUST 4TH		45,301	(2,305)	528	—	—	43,524
Mastern Opportunity Seeking Real Estate Fund II		21,317	(6,457)	(150)	—	—	14,710
AION ELFIS PROFESSIONAL PRIVATE 1		4,422	232	(1,088)	—	—	3,566
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,360	(1,732)	3,081	—	—	5,709
Neoplux Market-Frontier Secondary Fund		11,313	(653)	3,300	—	—	13,960

Harvest Private Equity Fund II		3,481	(159)	(183)	—	—	3,139
Synergy Green New Deal 1st New Technology Business Investment Fund		9,684	(146)	1,094	—	—	10,632
KAIM Real-estate Private Investment Trust 20		5,048	(4,176)	315	—	—	1,187
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,527	(2,019)	1,219	—	—	6,727
Daishin New Technology Investment Fund 5th		4,439	(844)	(1,165)	—	—	2,430
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,247	(3,806)	559	—	—	—
Acurus Hyundai Investment Partners New Technology		4,714	(3,979)	(735)	—	—	—
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		63,944	(60,279)	—	(3,665)	—	—

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2	~~W~~	63,944	(60,279)	—	(3,665)	—	—
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		14,778	(14,778)	—	—	—	—
SHINHAN-NEO Core Industrial Technology Fund		5,691	3,960	(242)	—	—	9,409
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		27,243	(2,559)	340	—	—	25,024
SIMONE Mezzanine Fund No.3		3,054	4	(41)	—	—	3,017
Eum Private Equity Fund No.7		7,873	(86)	1,383	—	—	9,170
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		7,594	(4,870)	(2,724)	—	—	—
Kiwoom Hero No.4 Private Equity Fund		4,305	—	(788)	—	—	3,517
Vogo Canister Professional Trust Private Fund I		41,072	2,103	3,154	—	—	46,329
SW-S Fund		6,724	—	524	—	—	7,248
CL Buyout 1st PEF		13,791	273	(1,222)	—	—	12,842
Timefolio The Venture-V second		4,572	—	(476)	—	—	4,096
Newlake Growth Capital Partners2 PEF		12,921	(177)	(248)	—	—	12,496
Shinhan Smilegate Global PEF I		3,336	(1,828)	2,263	—	—	3,771
Fount Professional Investors Private Investment Trust No.3		5,197	(5,197)	—	—	—	—
Genesis Eco No.1 PEF		11,130	195	93	—	—	11,418
SHINHAN-NEO Market-Frontier 2nd Fund		24,606	8,540	1,274	—	—	34,420
NH-Synergy Core Industrial New Technology Fund		6,437	—	(60)	—	—	6,377
J& Moorim Jade Investment Fund		5,540	(385)	279	—	—	5,434
Helios-KDBC Digital Contents 1st		1,695	1,720	(59)	—	—	3,356
Ulmus SHC innovation investment fund		5,192	—	(306)	—	—	4,886
Mirae Asset Partners X Private Equity Fund		7,858	—	(66)	—	—	7,792
T Core Industrial Technology 1st Venture PEF		4,535	—	(6)	—	—	4,529

F-1
69

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Curious Finale Corporate Recovery Private Equity Fund	~~W~~	3,690	(245)	146	—	—	3,591
TI First Property Private Investment Trust 1		3,055	(101)	173	—	—	3,127
MPLUS Professional Private Real Estate Fund 25		3,290	655	286	—	—	4,231
IBKC Global Contents Investment Fund		4,943	—	(391)	—	—	4,552
Nautic Smart No.6 Private Equity Fund		3,974	(3,752)	956	—	—	1,178
Premier Luminous Private Equity Fund		6,991	(2,314)	4,289	—	—	8,966
Hanyang-Meritz 1 Fund		3,483	—	(17)	—	—	3,466
KNT 2ND PRIVATE EQUITY FUND		4,157	(3,000)	(207)	—	—	950
Kiwoom-Shinhan Innovation Fund 2		2,677	9,000	(406)	—	—	11,271
Maple Mobility Fund		8,683	91	8,085	—	—	16,859
SJ ESG Innovative Growth Fund		2,998	—	1,199	—	—	4,197
AVES 1st Corporate Recovery Private Equity Fund		4,736	—	321	—	—	5,057
JS Shinhan Private Equity Fund		5,037	—	(84)	—	—	4,953
NH Kyobo AI Solution Investment Fund		2,973	—	315	—	—	3,288
Daishin Newgen New Technology Investment Fund 1st		12,169	(2,277)	(4,188)	—	—	5,704
META ESG Private Equity Fund I		5,677	—	180	—	—	5,857
SWFV FUND-1		9,646	—	(518)	—	—	9,128
PHAROS DK FUND		3,949	—	(114)	—	—	3,835
Shinhan VC tomorrow venture fund 1		9,042	18,226	(342)	—	—	26,926
Highland 2021-8 Fund		4,899	—	(73)	—	—	4,826
H-IOTA Fund		9,728	(88)	(17)	—	—	9,623
Stonebridge-Shinhan Unicorn Secondary Fund		2,074	4,160	(152)	—	—	6,082
Tres-Yujin Trust		9,995	(546)	555	—	—	10,004
Shinhan-Time mezzanine blind Fund		14,942	—	(1,630)	—	—	13,312
Capstone REITs No.26		4,395	(300)	(243)	—	—	3,852
JB Incheon-Bucheon REITS No.54		4,999	—	(10)	—	—	4,989
Hankook Smart Real Asset Investment Trust No.3		4,342	2,195	456	—	—	6,993
JB Hwaseong-Hadong REITs No.53		4,999	—	(8)	—	—	4,991
KB Oaktree Trust No.3		3,159	5,376	70	—	—	8,605
Daehan No.36 Office Asset Management Company		21,500	(635)	1,193	—	—	22,058

F-1
7
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Rhinos Premier Mezzanine Private Investment Fund No.1	~~W~~	3,005	—	(132)	—	—	2,873
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		19,903	35,762	1,669	—	—	57,334
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,105	(795)	1,261	—	—	40,571
SKS-Yozma Fund No.1		5,945	—	654	—	—	6,599
IBKC-METIS Global Contents Investment Fund		4,000	—	550	—	—	4,550
Keistone Unicorn Private Equity Fund		6,300	—	(51)	—	—	6,249
KB Distribution Private Real Estate 3-1		—	24,000	2,651	—	—	26,651
Pacific Private Investment Trust No.49-1		—	28,000	641	—	—	28,641
KIWOOM Real estate private placement fund for normal investors No. 31		—	8,474	84	—	—	8,558
RIFA Real estate private placement fund for normal investoes No. 51		—	5,650	76	—	—	5,726
Fivetree general private equity fund No.15		—	11,995	286	—	—	12,281
Shinhan-Kunicorn first Fund		—	10,000	(169)	—	—	9,831
Harvest Fund No.3		—	13,000	2,854	—	—	15,854
Shinhan Simone Fund I		—	5,000	(204)	—	—	4,796
Korea Investment develop seed Trust No.1		—	9,562	680	—	—	10,242
Tiger Green alpah Trust No.29		—	26,180	626	—	—	26,806
STIC ALT Global II Private Equity Fund		—	10,000	(141)	—	—	9,859
NH-Brain EV Fund		—	13,000	(1,408)	—	—	11,592
DDI LVC Master Real Estate Investment Trust Co., Ltd.		—	6,625	(220)	—	—	6,405
Find-Green New Deal 2nd Equity Fund		—	4,549	(41)	—	—	4,508
ShinhanFitrin 1st Technology Business Investment Association		—	4,850	(413)	—	—	4,437
PARATUS No.3 Private Equity Fund		—	5,000	(64)	—	—	4,936
Golden Route 2nd Startup Venture Specialized Private Equity Fund		—	3,000	3	—	—	3,003
Koramco Private Real Estate Fund 143		—	3,030	—	—	—	3,030

F-1
7
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Korea Investment Top Mezzanine Private Real Esate Trust No.1	~~W~~	—	8,884	1,001	—	—	9,885
LB YoungNam Logistics Private Trust No.40		—	9,706	42	—	—	9,748
Shinhan-Cognitive Start-up Fund L.P.		—	9,200	753	—	—	9,953
IGEN2022 No.1 private Equity Fund		—	8,280	765	—	—	9,045
Cornerstone J&M Fund I		—	3,600	(39)	—	—	3,561
Logisvalley Shinhan REIT Co.,Ltd.		—	3,880	(60)	(16)	—	3,804
KDB Investment Global Healthcare Private Equity Fund I		—	35,000	(532)	—	—	34,468
Korea Investment Green Newdeal Infra Trust No.1		—	5,734	(20)	—	—	5,714
BTS 2nd Private Equity Fund		—	3,934	(162)	—	—	3,772
Shinhan Global Active REIT Co.Ltd.		—	19,900	(678)	—	—	19,222
NH-J&-IBKC Label Technology Fund		—	9,976	(110)	—	—	9,866
IMM Global Venture Opportunity, LP		—	3,115	—	—	—	3,115
Capstone Develop Frontier Trust		—	6,857	—	—	—	6,857
Nextrade Co., Ltd.		—	9,700	—	—	—	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1		—	3,000	11	—	—	3,011
SH 1.5years Maturity Investment Type Security Investment Trust No.2		—	4,600	1	—	—	4,601
Eventus-IBKC LIB Fund		—	7,000	(965)	—	—	6,035
NH-Daishin-Kyobo healthcare 1 Fund		—	4,000	(52)	—	—	3,948
IBKC-Behigh Fund 1st		—	3,300	(32)	—	—	3,268
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		—	4,000	(44)	—	—	3,956
ON No.1 Private Equity Fund		—	6,000	(638)	—	—	5,362
Digital New Deal Kappa Private Equity Fund		—	5,000	(54)	—	—	4,946
Others		170,811	50,920	12,089	—	(3,598)	230,222

	~~W~~	2,913,745	(105,125)	121,697	(24,238)	(1,605)	2,904,474

(*1)	The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.
(*2)
For the year ended December 31, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd.

F-17
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

(c)	The statement of financial information as of and for the years ended December 31, 2021 and 2022 are as follows:

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,268,153	2,974,519	48,207	(4,499)	(39,454)	(43,953)
Songrim Partners		1,003	1,065	548	—	—	—
Partners 4th Growth Investment Fund		60,073	7,939	52,019	50,100	18,774	68,874
KTB Newlake Global Healthcare PEF		30,969	161	552	27	—	27
Shinhan-Neoplux Energy Newbiz Fund		66,213	1,002	20,575	18,016	—	18,016
Shinhan-Albatross tech investment Fund		20,677	464	12,058	10,912	—	10,912
VOGO Debt Strategy Qualified IV Private		35,919	23	5,393	1,138	—	1,138
Shinhan-Midas Donga Secondary Fund		7,902	—	72	(602)	—	(602)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		17,960	352	27,318	8,906	—	8,906
Shinhan Praxis K-Growth Global Private Equity Fund		41,193	60	1,217	669	—	669
Kiwoom Milestone Professional Private Real Estate Trust 19		49,101	38,596	2,505	(9,199)	—	(9,199)
AIP EURO Green Private Real Estate Trust No.3		219,110	79,534	52,789	47,070	—	47,070
Shinhan Global Healthcare Fund 1		43	3,507	—	(1,414)	—	(1,414)
KB NA Hickory Private Special Asset Fund		91,752	84	15,540	4,502	—	4,502
Koramco Europe Core Private Placement Real Estate Fund No.2-2		46,169	1,894	7,743	4,719	—	4,719
BNP Paribas Cardif General Insurance		140,179	78,748	61,951	(6,872)	(28)	(6,900)
Hermes Private Investment Equity Fund		33,545	8	23,536	23,486	—	23,486
Shinhan-Nvestor Liquidity Solution Fund		21,420	—	2,169	2,064	—	2,064
Shinhan AIM FoF Fund 1-A		36,651	28	4,527	(1,466)	—	(1,466)
IGIS Global Credit Fund 150-1		21,625	16	3,138	1,763	—	1,763
Partner One Value up I Private Equity Fund		28,273	—	304	10,910	—	10,910
Genesis No.1 Private Equity Fund		243,534	—	—	(109,494)	—	(109,494)
F-17
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)

Korea Omega Project Fund III	~~W~~	18,234	—	3,154	3,093	—	3,093
Soo Delivery Platform Growth Fund		19,578	—	6,243	6,018	—	6,018
Genesis North America Power Company No.1 PEF		34,626	316	11,654	4,951	—	4,951
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		178,427	358	28,997	27,719	—	27,719

Korea Finance Security		35,044	14,966	63,693	(412)	—	(412)
MIEL CO.,LTD.		491	632	36	(56)	—	(56)
AIP Transportation Specialized Privately Placed Fund Trust #1		104,512	7,415	16,239	3,773	—	3,773
E&Healthcare Investment Fund No.6		32,615	—	17,133	(23,116)	—	(23,116)
One Shinhan Global Fund 1		15,799	41	8,276	(1,280)	—	(1,280)
Kiwoom-Shinhan Innovation Fund I		23,613	151	4,803	1,823	—	1,823
Daishin-K&T New Technology Investment Fund		25,637	66	8,639	3,171	—	3,171
Midas Asset Global CRE Debt Private Fund No.6		117,396	49	2,817	1,451	—	1,451
Samchully Midstream Private Placement Special Asset Fund 5-4		65,966	35	11,141	(4,113)	—	(4,113)
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		126,043	23	6,544	6,048	—	6,048
NH-Amundi Global Infrastructure Trust 14		61,005	1	4,134	4	—	4
Jarvis Memorial Private Investment Trust 1		10,214	4	39	35	—	35
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		55,273	19	6,500	23	—	23
Milestone Private Real Estate Fund 3		57,956	114	1,880	1,522	—	1,522
Nomura-Rifa Private Real Estate Investment Trust 31		97,211	72,103	7,364	639	—	639
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		48,157	33	2,106	1,991	—	1,991
Cape IT Fund No.3		30,651	52	2,100	(11)	—	(11)

F-17
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
FuturePlay-Shinhan TechInnovation Fund 1	~~W~~	14,297	—	3	(342)	—	(342)
Stonebridge Corporate 1st Fund		6,718	—	1	(622)	—	(622)
Vogo Realty Partners Private Real Estate Fund V		49,842	82	2,110	(2,066)	—	(2,066)
Korea Credit Bureau		129,478	43,981	121,982	8,988	—	8,988
Goduck Gangil1 PFV Co., Ltd		301,513	317,276	88,085	(1,835)	—	(1,835)
SBC PFV Co., Ltd.		334,262	175,976	—	(4,462)	—	(4,462)
NH-amundi global infra private fund 16		297,837	193,821	25,560	14,770	—	14,770
IMM Global Private Equity Fund		362,514	3,099	50,060	24,933	—	24,933
HANA Alternative Estate Professional Private122		39,878	38	2,608	1,160	—	1,160

SH Corporate Professional Investment Type Private Security Investment Trust No.7		268,037	167,939	3,231	415	—	415
SH BNCT Professional Investment Type Private Special Asset Investment Trust		389,240	—	14,978	14,978	—	14,978
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		54,914	756	23,920	2,948	—	2,948
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,351	—	2,002	2,002	—	2,002
Sparklabs-Shinhan Opportunity Fund 1		9,372	—	—	(388)	—	(388)
BNW Tech-Innovation Private Equity Fund		20,215	513	95	(204)	—	(204)
IGIS Real-estate Private Investment Trust No.33		87,790	53,808	1,123	440	—	440
WWG Global Real Estate Investment Trust no.4		36,030	11	2,538	293	—	293
Goduck Gangil10 PFV Co., Ltd		253,607	261,969	—	(8,526)	—	(8,526)
Fidelis Global Private Real Estate Trust No.2		25,271	6	1,575	1,532	—	1,532
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		172,398	909	23,567	21,983	—	21,983
Shinhan Healthcare Fund 2		35	138	340	(7,310)	—	(7,310)
Pebblestone CGV Private Real Estate Trust No.1		64,667	36,415	7,147	2,350	—	2,350
Shinhan AIM Real Estate Fund No.2		79,162	1,580	9,672	(3,666)	—	(3,666)
Shinhan AIM Real Estate Fund No.1		226,809	15,901	20,209	8,467	—	8,467

F-17
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	~~W~~	149,702	75	4,451	4,152	—	4,152
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		70,637	236	—	(1,231)	—	(1,231)
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		26,429	33	2,310	(2,105)	—	(2,105)
Korea Omega-Shinhan Project Fund I		14,488	—	—	(1,373)	—	(1,373)
ST-Bonanja Food tech		8,650	—	3,666	3,519	—	3,519
Samsung SRA Real Estate Professional Private 45		56,083	4,564	3,833	(1,769)	—	(1,769)
IBK Global New Renewable Energy Special Asset Professional Private2		114,645	4,633	5,520	5,265	—	5,265
VS Cornerstone Fund		8,281	—	2	(132)	—	(132)
Aone Mezzanine Opportunity Professional Private		15,247	800	1,409	(18)	—	(18)
NH-Amundi US Infrastructure Private Fund2		104,374	61	6,769	5,351	—	5,351
KB Distribution Private Real Estate1		50,014	508	2,335	2,289	—	2,289
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		43,540	155	7,216	2,216	—	2,216
Kakao-Shinhan 1st TNYT Fund		29,948	133	8	(379)	—	(379)
IMM Special Situation 1-2 PRIVATE EQUITY FUND		57,965	3	4,610	4,418	—	4,418
Pacific Private Placement Real Estate Fund No.40		46,898	—	398	398	—	398
Mastern Private Real Estate Loan Fund No.2		22,453	139	549	410	—	410
LB Scotland Amazon Fulfillment Center Fund 29		44,614	37	5,177	3,345	—	3,345
JR AMC Hungary Budapest Office Fund 16		38,545	1,271	—	—	—	—
EDNCENTRAL Co.,Ltd.		94,405	96,892	1,381	(5,093)	—	(5,093)
Future-Creation Neoplux Venture Capital Fund		22,488	3,919	10,294	1,332	—	1,332
Gyeonggi-Neoplux Superman Fund		36,815	620	21,349	17,163	—	17,163
NewWave 6th Fund		48,185	—	4,009	2,434	—	2,434

F-17
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
KTC-NP Growth Champ 2011-2 Private Equity Fund	~~W~~	80,853	9,024	20,479	20,472	—	20,472
Neoplux No.3 Private Equity Fund		226,970	962	38,467	21,233	—	21,233
PCC Amberstone Private Equity Fund I		105,169	—	12,174	12,302	—	12,302
KIAMCO POWERLOAN TRUST 4TH		95,658	24	3,282	3,188	—	3,188
Mastern Opportunity Seeking Real Estate Fund II		111,276	4,692	11,332	11,274	—	11,274
AION ELFIS PROFESSIONAL PRIVATE 1		22,143	31	4,212	1,219	—	1,219
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		15,062	374	—	(312)	—	(312)
Neoplux Market-Frontier Secondary Fund		58,273	954	7,913	1,932	—	1,932
Harvest Private Equity Fund II		15,877	97	2,496	2,262	—	2,262
Synergy Green New Deal 1st New Technology Business Investment Fund		34,379	—	977	(272)	—	(272)
KAIM Real-estate Private Investment Trust 20		13,125	—	125	125	—	125
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,065	12	—	—	—	—
Daishin New Technology Investment Fund 5th		18,970	30	6,903	6,778	—	6,778
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,269	75	425	195	—	195
Acurus Hyundai Investment Partners New Technology		17,642	42	6,881	6,679	—	6,679
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		60,740	59	6,767	6,637	2,339	8,976
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		60,740	59	6,767	6,637	2,339	8,976
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		134,667	94,282	6	(8,090)	—	(8,090)
SHINHAN-NEO Core Industrial Technology Fund		11,439	—	5	(499)	—	(499)

F-17
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	~~W~~	90,848	38	3,650	2,767	—	2,767
SIMONE Mezzanine Fund No.3		10,404	9	345	253	—	253
Eum Private Equity Fund No.7		37,495	—	—	(573)	—	(573)
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		30,434	59	10,475	10,241	—	10,241
Kiwoom Hero No.4 Private Equity Fund		20,478	29	1	(1,908)	—	(1,908)
Vogo Canister Professional Trust Private Fund I		112,505	72	16,029	4,949	—	4,949
SW-S Fund		22,191	—	—	(909)	—	(909)
CL Buyout 1st PEF		64,518	159	1	(390)	—	(390)
Timefolio The Venture-V second		22,829	769	3,361	2,941	—	2,941
Newlake Growth Capital Partners2 PEF		43,187	—	290	(263)	—	(263)
Shinhan Smilegate Global PEF I		23,469	—	—	(281)	—	(281)
Fount Professional Investors Private Investment Trust No.3		10,416	17	411	394	—	394
Genesis Eco No.1 PEF		38,369	4	308	(377)	—	(377)
SHINHAN-NEO Market-Frontier 2nd Fund		58,138	513	1,466	(2,375)	—	(2,375)
NH-Synergy Core Industrial New Technology Fund		17,430	—	—	(170)	—	(170)
J& Moorim Jade Investment Fund		22,265	6	356	160	—	160
Ulmus SHC innovation investment fund		21,601	—	956	801	—	801
Mirae Asset Partners X Private Equity Fund		22,035	33	1	(398)	—	(398)
T Core Industrial Technology 1st Venture PEF		14,418	5	197	113	—	113
Curious Finale Corporate Recovery Private Equity Fund		13,346	61	1,275	1,126	—	1,126
TI First Property Private Investment Trust 1		7,654	17	156	139	—	139
MPLUS Professional Private Real Estate Fund 25		8,186	290	451	396	—	396
IBKC Global Contents Investment Fund		20,265	—	—	(235)	—	(235)

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Nautic Smart No.6 Private Equity Fund	~~W~~	10,565	32	50	(68)	—	(68)
Premier Luminous Private Equity Fund		25,170	3	—	(375)	—	(375)
Hanyang-Meritz 1 Fund		15,423	—	—	(77)	—	(77)
KNT 2ND PRIVATE EQUITY FUND		19,133	9	5,402	5,324	—	5,324
Maple Mobility Fund		43,024	1	—	(2,930)	—	(2,930)
AVES 1st Corporate Recovery Private Equity Fund		6,215	—	—	(85)	—	(85)
JS Shinhan Private Equity Fund		130,967	1	7	(1,036)	—	(1,036)
Daishin Newgen New Technology Investment Fund 1 st		24,050	2	1	8,238	—	8,238
META ESG Private Equity Fund I		21,722	—	1	(178)	—	(178)
SWFV FUND-1		24,055	90	—	(135)	—	(135)
PHAROS DK FUND		16,349	60	—	(210)	—	(210)
Shinhan VC tomorrow venture fund 1		22,603	—	23	(397)	—	(397)
Highland 2021-8 Fund		15,000	2	—	(2)	—	(2)
Medicii 2021-3 Fund		39,217	15	—	(98)	—	(98)
Tres-Yujin Trust		20,000	11	—	(11)	—	(11)
Shinhan-Time mezzanine blind Fund		29,885	—	—	(115)	—	(115)
Capstone REITs No.26		12,223	3,433	—	—	—	—
JB Incheon-Bucheon REITS No.54		12,718	2	—	(2)	—	(2)
Hankook Smart Real Asset Investment Trust No.3		13,146	120	532	506	—	506
JB Hwaseong-Hadong REITs No.53		16,113	2	—	(2)	—	(2)
KB Oaktree Trust No.3		9,552	77	130	52	—	52
Daehan No.36 Office Asset Management Company		133,884	95,993	1,000	111	—	111
Rhinos Premier Mezzanine Private Investment Fund No.1		10,759	—	19	17	—	17
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		66,959	12	1,617	1,605	—	1,605
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		161,417	27	467	440	—	440
SKS-Yozma Fund No.1		19,915	—	1	(185)	—	(185)

(*)	Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

F-1
79

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,528,558	2,327,352	47,631	(11,901)	(80,527)	(92,428)
Partners 4th Growth Investment Fund		54,661	496	14,432	27,663	(18,774)	8,889
KTB Newlake Global Healthcare PEF		21,000	55	3,091	2,996	—	2,996
Shinhan-Neoplux Energy Newbiz Fund		66,792	978	3,371	21,618	—	21,618
Shinhan-Albatross tech investment Fund		24,870	363	1,469	10,429	(383)	10,046
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,718	2	14,888	14,888	—	14,888
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,569	6	1,267	1,265	—	1,265
VOGO Debt Strategy Qualified IV Private		30,440	20	3,963	1,691	—	1,691
Shinhan -Midas Dong-A Secondary Fund		8,863	—	3,749	3,011	—	3,011
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,660	269	1,056	784	—	784
Shinhan Praxis K-Growth Global Private Equity Fund		26,086	4	32,477	31,394	—	31,394

Kiwoom Milestone Professional Private Real Estate Trust 19		46,585	38,663	2,605	(2,584)	—	(2,584)
Shinhan Global Healthcare Fund 1		40	4,558	—	(1,406)	—	(1,406)
KB NA Hickory Private Special Asset Fund		91,617	45	17,394	8,543	—	8,543
Koramco Europe Core Private Placement Real Estate Fund No.2-2		45,492	1,798	7,431	574	—	574
Hermes Private Investment Equity Fund		19,078	7	—	(14,465)	—	(14,465)
KDBC-Midas Dong-A Global contents Fund		18,412	19	7,110	5,689	—	5,689

F-1
8
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Shinhan-Nvestor Liquidity Solution Fund	~~W~~	26,085	249	2,297	1,607	—	1,607
Shinhan AIM FoF Fund 1-A		40,471	27	16,497	3,617	—	3,617
IGIS Global Credit Fund 150-1		18,779	14	5,436	2,223	—	2,223
Partner One Value up I Private Equity Fund		18,496	68	1,281	(9,798)	—	(9,798)
Genesis No.1 Private Equity Fund		262,825	2	19,226	17,898	—	17,898
Korea Omega Project Fund III		15,610	—	—	(2,624)	—	(2,624)
Genesis North America Power Company No.1 PEF		20,898	138	20,864	20,155	—	20,155
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		185,777	444	—	(44,452)	—	(44,452)
MIEL CO.,LTD.		422	565	36	(1)	—	(1)
AIP Transportation Specialized Privately Placed Fund Trust #1		125,545	86	7,398	(3,978)	—	(3,978)
E&Healthcare Investment Fund No.6		2,839	—	3,243	(14,623)	—	(14,623)
One Shinhan Global Fund 1		9,575	80	—	(6,263)	—	(6,263)
Kiwoom-Shinhan Innovation Fund I		19,130	249	1,545	(1,581)	—	(1,581)
Midas Asset Global CRE Debt Private Fund No.6		139,200	662	10,515	6,925	—	6,925
Samchully Midstream Private Placement Special Asset Fund 5-4		71,399	47	16,238	(4,512)	—	(4,512)
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		122,479	23	4,534	1,007	—	1,007
NH-Amundi Global Infrastructure Trust 14		69,933	14	14,823	3,201	—	3,201

F-18
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Jarvis Memorial Private Investment Trust 1	~~W~~	9,887	4	384	380	—	380
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		55,618	20	15,784	379	—	379
Milestone Private Real Estate Fund 3 (Derivative Type)		59,697	212	1,865	(4,045)	—	(4,045)
RIFA Real estate private placement fund for normal investors No. 31		95,314	71,795	13,708	108	—	108
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,967	6	2,226	(9,585)	—	(9,585)
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		11,446	6	1,527	1,333	—	1,333
FuturePlay-Shinhan TechInnovation Fund 1		13,832	—	2	(465)	—	(465)
Stonebridge Corporate 1st Fund		8,211	—	1,575	1,493	—	1,493
Vogo Realty Partners Private Real Estate Fund V		50,529	83	3,851	3,637	—	3,637
Korea Credit Bureau		144,765	88,766	141,445	(29,498)	—	(29,498)
Goduck Gangil1 PFV Co., Ltd.		212,608	206,893	187,295	21,478	—	21,478
SBC PFV Co., Ltd.		424,242	290,391	—	(4,471)	—	(4,471)
NH-amundi global infra private fund 16		112,489	66	32,982	22,026	—	22,026
IMM Global Private Equity Fund		451,407	4,821	25,234	(48,679)	—	(48,679)
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		362,896	66	10,788	(18,077)	—	(18,077)
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		43,941	552	25,185	2,665	—	2,665

F-18
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Sparklabs-Shinhan Opportunity Fund 1	~~W~~	9,356	—	1,951	1,652	—	1,652
BNW Tech-Innovation Private Equity Fund		20,303	763	92	(161)	—	(161)
IGIS Real-estate Private Investment Trust No.33		89,582	53,964	5,202	3,387	—	3,387
WWG Global Real Estate Investment Trust no.4		34,970	11	4,402	1,169	—	1,169
Goduck Gangil10 PFV Co., Ltd.		179,923	163,660	210,961	24,625	—	24,625
Fidelis Global Private Real Estate Trust No.2		30,217	32	—	(821)	—	(821)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		169,704	969	17,932	13,514	—	13,514
Shinhan Global Healthcare Fund 2		32	192	1	(75)	—	(75)
Shinhan AIM Real Estate Fund No.2		84,946	806	10,262	(4,595)	—	(4,595)
Shinhan AIM Real Estate Fund No.1		239,734	27,259	15,006	11,925	—	11,925
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		148,236	75	4,456	2,688	—	2,688
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		66,408	301	655	(4,315)	—	(4,315)
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		34,479	42	4,149	2,310	—	2,310
Korea Omega-Shinhan Project Fund I		20,043	—	1,776	1,555	—	1,555
ST-Bonanja Food tech		6,775	—	202	(275)	—	(275)
Samsung SRA Real Estate Professional Private 45[FoFs]		93,284	7,161	5,721	(7,106)	—	(7,106)

F-18
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)

IBK Global New Renewable Energy Special Asset Professional Private2	~~W~~	115,311	41	8,791	8,504	—	8,504
VS Cornerstone Fund		8,098	—	1	(131)	—	(131)
Aone Mezzanine Opportunity Professional Private		8,006	229	992	729	—	729
NH-Amundi US Infrastructure Private Fund2		123,363	72	32,302	9,571	—	9,571
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		21,202	99	6,709	2,901	—	2,901
Kakao-Shinhan 1st TNYT Fund		44,003	134	14,778	14,054	—	14,054
IMM Special Situation 1-2 PRIVATE EQUITY FUND		13,058	39	6,499	(1,494)	—	(1,494)
Pacific Private Placement Real Estate Fund No.40		145,569	98,572	4,155	3,122	—	3,122
Mastern Private Real Estate Loan Fund No.2		19,200	175	919	759	—	759

LB Scotland Amazon Fulfillment Center Fund 29		42,291	39	2,226	795	—	795
JR AMC Hungary Budapest Office Fund 16		38,247	—	3,493	3,493	—	3,493
EDNCENTRAL Co.,Ltd.		114,856	138,293	1,193	(9,338)	—	(9,338)
Future-Creation Neoplux Venture Capital Fund		30,109	3,949	13,584	7,591	—	7,591
Gyeonggi-Neoplux Superman Fund		25,739	623	12,768	(5,587)	—	(5,587)
NewWave 6th Fund		45,981	849	2,167	(3,053)	—	(3,053)
KTC-NP Growth Champ 2011-2 Private Equity Fund		27,070	5,349	463	(5,288)	—	(5,288)
Neoplux No.3 Private Equity Fund		207,723	3,194	10,686	(21,454)	—	(21,454)
PCC Amberstone Private Equity Fund I		89,577	2,892	9,177	(10,097)	—	(10,097)

F-18
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
KIAMCO POWERLOAN TRUST 4TH	~~W~~	91,908	24	5,024	1,117	—	1,117
Mastern Opportunity Seeking Real Estate Fund II		73,584	40	13,201	(2,950)	—	(2,950)
AION ELFIS PROFESSIONAL PRIVATE 1		17,833	2	395	(4,280)	—	(4,280)
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		19,257	22	10,655	10,381	—	10,381
Neoplux Market-Frontier Secondary Fund		71,633	904	29,131	16,720	—	16,720
Harvest Private Equity Fund II		14,387	157	119	(831)	—	(831)
Synergy Green New Deal 1st New Technology Business Investment Fund		37,743	—	4,283	3,883	—	3,883
KAIM Real-estate Private Investment Trust 20		3,089	—	820	820	—	820
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,473	18	5,271	2,438	—	2,438
Daishin New Technology Investment Fund 5th		10,384	15	227	107	—	107
SHINHAN-NEO Core Industrial Technology Fund		19,037	124	136	(486)	—	(486)
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		83,453	36	3,580	1,158	—	1,158
SIMONE Mezzanine Fund No.3		10,427	8	120	(129)	—	(129)
Eum Private Equity Fund No.7		43,679	6	7,116	6,587	—	6,587
Kiwoom Hero No.4 Private Equity Fund		16,731	26	399	191	(3,936)	(3,745)
Vogo Canister Professional Trust Private Fund I		127,808	61	22,709	8,743	—	8,743

F-18
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
SW-S Fund	~~W~~	23,919	—	1,978	1,728	—	1,728
CL Buyout 1st PEF		60,144	214	1	(5,704)	—	(5,704)
Timefolio The Venture-V second		19,764	—	—	(2,296)	—	(2,296)
Newlake Growth Capital Partners2 PEF		42,358	592	—	(829)	—	(829)
Shinhan Smilegate Global PEF I		28,792	—	6,610	6,118	—	6,118
Genesis Eco No.1 PEF		39,363	4	657	1,400	—	1,400
SHINHAN-NEO Market-Frontier 2nd Fund		81,123	513	8,166	2,985	—	2,985
NH-Synergy Core Industrial New Technology Fund		17,269	—	—	100	—	100
J& Moorim Jade Investment Fund		21,837	1	1,134	969	—	969
Helios-KDBC Digital Contents 1st		14,518	87	3,529	3,272	—	3,272
Ulmus SHC innovation investment fund		20,326	—	1	(1,275)	—	(1,275)
Mirae Asset Partners X Private Equity Fund		21,850	33	2	(185)	—	(185)
T Core Industrial Technology 1st Venture PEF		14,405	12	208	(20)	—	(20)
Curious Finale Corporate Recovery Private Equity Fund		12,986	61	946	522	—	522
TI First Property Private Investment Trust 1		7,817	—	432	432	—	432
MPLUS Professional Private Real Estate Fund 25		12,395	2,242	686	686	—	686
IBKC Global Contents Investment Fund		18,739	78	—	(1,603)	—	(1,603)

Nautic Smart No.6 Private Equity Fund		3,212	91	2,718	2,531	—	2,531
Premier Luminous Private Equity Fund		35,763	63	10,762	10,534	—	10,534
Hanyang-Meritz 1 Fund		15,348	—	41	(74)	—	(74)
KNT 2ND PRIVATE EQUITY FUND		5,182	5	6,186	5,983	—	5,983

F-18
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)

Kiwoom-Shinhan Innovation Fund 2	~~W~~	26,475	176	16	(947)	—	(947)
Maple Mobility Fund		83,540	1	40,442	40,066	—	40,066
SJ ESG Innovative Growth Fund		14,689	—	4,319	4,195	—	4,195
AVES 1st Corporate Recovery Private Equity Fund		6,641	3	431	422	—	422
JS Shinhan Private Equity Fund		128,728	1	12	(2,098)	—	(2,098)
NH Kyobo AI Solution Investment Fund		12,601	—	2,182	2,002	—	2,002
Daishin Newgen New Technology Investment Fund 1st		11,298	25	184	38	(8,314)	(8,276)
META ESG Private Equity Fund I		21,380	—	2	(341)	—	(341)
SWFV FUND-1		22,678	—	—	(1,287)	—	(1,287)
PHAROS DK FUND		15,918	32	—	(403)	—	(403)
Shinhan VC tomorrow venture fund 1		68,808	850	2,775	(645)	—	(645)
Highland 2021-8 Fund		14,924	154	—	(228)	—	(228)
H-IOTA Fund		38,933	149	356	(64)	—	(64)
Stonebridge-Shinhan Unicorn Secondary Fund		34,621	—	3	(866)	—	(866)
Tres-Yujin Trust		20,010	3	1,114	1,111	—	1,111
Shinhan-Time mezzanine blind Fund		26,625	—	42	(3,260)	—	(3,260)
Capstone REITs No.26		16,709	9,006	—	(486)	—	(486)
JB Incheon-Bucheon REITS No.54		12,695	5	2	(26)	—	(26)
Hankook Smart Real Asset Investment Trust No.3		21,085	105	1,408	1,368	—	1,368
JB Hwaseong-Hadong REITs No.53		16,090	6	2	(27)	—	(27)
KB Oaktree Trust No.3		25,822	8	3,266	210	—	210
Daehan No.36 Office Asset Management Company		141,037	96,073	5,231	2,047	—	2,047
Rhinos Premier Mezzanine Private Investment Fund No.1		2,880	7	1,137	1,073	—	1,073
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		192,904	53	11,005	5,638	—	5,638

F-18
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	~~W~~	163,349	82	5,679	5,076	—	5,076
SKS-Yozma Fund No.1		22,110	—	2,505	2,196	—	2,196
IBKC-METIS Global Contents Investment Fund		12,513	—	1	1,513	—	1,513
Keistone Unicorn Private Equity Fund		22,318	—	—	(176)	—	(176)
KB Distribution Private Real Estate 3-1		71,093	24	85	14	—	14
Pacific Private Investment Trust No.49-1		36,126	—	—	(23)	—	(23)
KIWOOM Real estate private placement fund for normal investors No. 31		14,278	14	435	260	—	260
RIFA Real estate private placement fund for normal investoes No. 51		14,343	28	218	170	—	170
Fivetree general private equity fund No.15		24,606	33	2,003	1,920	—	1,920
Shinhan-Kunicorn first Fund		25,658	—	10	(442)	—	(442)
Harvest Fund No.3		35,577	89	6,855	6,388	—	6,388
Shinhan Simone Fund I		12,468	—	24	(532)	—	(532)
Korea Investment develop seed Trust No.1		26,334	730	1,806	1,702	—	1,702
Tiger Green alpah Trust No.29		28,200	54	1,431	658	—	658
STIC ALT Global II Private Equity Fund		45,480	130	2	(649)	—	(649)
NH-Brain EV Fund		46,369	—	2	(5,631)	—	(5,631)
DDI LVC Master Real Estate Investment Trust Co., Ltd.		42,665	43	—	(1,466)	—	(1,466)
Find-Green New Deal 2nd Equity Fund		19,969	—	26	(181)	—	(181)
ShinhanFitrin 1st Technology Business Investment Association		27,520	76	1	(2,556)	—	(2,556)

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
PARATUS No.3 Private Equity Fund	~~W~~	19,372	123	—	(250)	—	(250)
Golden Route 2nd Startup Venture Specialized Private Equity Fund		13,272	58	73	14	—	14
Koramco Private Real Estate Fund 143		10,006	6	4	—	—	—
Korea Investment Top Mezzanine Private Real Esate Trust No.1		45,126	649	4,554	4,499	—	4,499
LB YoungNam Logistics Private Trust No.40		39,001	9	191	169	—	169
Shinhan-Cognitive Start-up Fund L.P.		30,744	386	899	384	—	384
IGEN2022 No.1 private Equity Fund		32,483	122	3,166	2,737	—	2,737
Cornerstone J&M Fund I		13,355	2	1	(147)	—	(147)
Logisvalley Shinhan REIT Co.,Ltd.		79,248	55,619	1,000	(296)	—	(296)
KDB Investment Global Healthcare Private Equity Fund I		143,070	276	—	(2,206)	—	(2,206)
Korea Investment Green Newdeal Infra Trust No.1		20,438	7	—	(70)	—	(70)
BTS 2nd Private Equity Fund		15,018	513	1	(625)	—	(625)
Shinhan Global Active REIT Co.Ltd.		192,742	98,372	—	(1,703)	—	(1,703)
NH-J&-IBKC Label Technology Fund		35,481	4	2	(123)	—	(123)
IMM Global Venture Opportunity, LP		8,775	—	—	—	—	—
Capstone Develop Frontier Trust		32,000	—	—	—	—	—
Nextrade Co., Ltd.		141,561	140	—	(2,323)	—	(2,323)
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1		11,196	2	72	49	—	49

F-1
89

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
SH 1.5years Maturity Investment Type Security Investment Trust No.2	~~W~~	15,865	—	4	4	—	4
Eventus-IBKC LIB Fund		27,617	27	6	(4,409)	—	(4,409)
NH-Daishin-Kyobo healthcare 1 Fund		15,792	—	17	(208)	—	(208)
IBKC-Behigh Fund 1st		10,992	—	1	(108)	—	(108)
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		16,569	150	1	(181)	—	(181)
ON No.1 Private Equity Fund		18,767	—	—	(2,233)	—	(2,233)
Digital New Deal Kappa Private Equity Fund		16,569	149	1	(180)	—	(180)

(*)	Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

(d)	Reconciliation of the financial information to the carrying value of its interests in the associates as of December 31, 2021 and 2022 are as follows:

	2021
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value

BNP Paribas Cardif Life Insurance	~~W~~	293,634	14.99	44,039	(17)	—	44,022
Songrim Partners(*1)		(62)	35.34	(22)	—	22	—
Partners 4th Growth Investment Fund		52,134	25.00	13,033	—	—	13,033
KTB Newlake Global Healthcare PEF(*1)		30,808	30.00	9,299	—	113	9,412
Shinhan-Neoplux Energy Newbiz Fund		65,211	31.66	16,032	—	—	16,032
Shinhan-Albatross tech investment Fund		20,213	50.00	10,389	—	—	10,389
VOGO Debt Strategy Qualified IV Private		35,896	20.00	7,179	—	—	7,179
Shinhan-Midas Donga Secondary Fund		7,902	50.00	3,951	—	—	3,951
ShinHan – Soo Young Entrepreneur Investment Fund No.1		17,608	24.00	4,226	—	—	4,226
Shinhan Praxis K-Growth Global Private Equity Fund		41,133	18.87	7,761	—	—	7,761
Kiwoom Milestone Professional Private Real Estate Trust 19		10,505	50.00	5,253	—	—	5,253
AIP EURO Green Private Real Estate Trust No.3		139,576	21.28	29,703	—	—	29,703
Shinhan Global Healthcare Fund 1(*1)		(3,464)	4.41	(153)	—	153	—

F-1
9
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
KB NA Hickory Private Special Asset Fund	~~W~~	91,668	37.50	34,376	—	—	34,376
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,275	44.02	19,492	—	—	19,492
BNP Paribas Cardif General Insurance		61,431	5.46	3,354	—	—	3,354
Hermes Private Investment Equity Fund		33,537	29.17	9,782	—	—	9,782
Shinhan-Nvestor Liquidity Solution Fund		21,420	24.92	5,338	—	—	5,338
Shinhan AIM FoF Fund 1-A		36,623	25.00	9,156	—	—	9,156
IGIS Global Credit Fund 150-1		21,609	25.00	5,402	—	—	5,402
Partner One Value up I Private Equity Fund		28,273	27.91	7,891	—	—	7,891
Genesis No.1 Private Equity Fund		243,534	22.80	55,533	—	—	55,533
Korea Omega Project Fund III		18,234	23.53	4,290	—	—	4,290
Soo Delivery Platform Growth Fund		19,578	30.00	5,873	—	—	5,873
Genesis North America Power Company No.1 PEF		34,310	40.03	13,736	—	—	13,736
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		178,069	23.33	41,549	—	—	41,549
Korea Finance Security		20,078	14.91	2,994	—	—	2,994
MIEL CO.,LTD.(*1)		(141)	28.77	(41)	—	41	—
AIP Transportation Specialized Privately Placed Fund Trust #1		97,097	35.73	34,688	—	—	34,688
E&Healthcare Investment Fund No.6		32,615	21.05	6,866	—	—	6,866
One Shinhan Global Fund 1		15,758	20.56	3,773	—	—	3,773
Kiwoom-Shinhan Innovation Fund I		23,462	50.00	11,731	—	—	11,731
Daishin-K&T New Technology Investment Fund		25,571	31.25	7,991	—	—	7,991
Midas Asset Global CRE Debt Private Fund No.6		117,347	41.16	48,305	—	—	48,305
Samchully Midstream Private Placement Special Asset Fund 5-4		65,931	42.92	27,471	—	—	27,471
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		126,020	20.00	25,204	—	—	25,204
NH-Amundi Global Infrastructure Trust 14		61,004	30.00	18,301	—	—	18,301
Jarvis Memorial Private Investment Trust 1		10,210	99.01	10,109	—	—	10,109
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		55,254	60.00	33,153	—	—	33,153
Milestone Private Real Estate Fund 3		57,842	32.06	18,544	—	—	18,544
Nomura-Rifa Private Real Estate Investment Trust 31		25,108	31.31	7,902	—	—	7,902
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		48,124	21.27	10,236	—	—	10,236
Cape IT Fund No.3		30,599	32.89	10,065	—	—	10,065
FuturePlay-Shinhan TechInnovation Fund 1		14,297	50.00	7,149	—	—	7,149
Stonebridge Corporate 1st Fund		6,718	44.12	2,964	—	—	2,964
Vogo Realty Partners Private Real Estate Fund V		49,760	21.64	10,766	—	—	10,766

F-19
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Korea Credit Bureau	~~W~~	85,497	9.00	7,695	—	—	7,695
Goduck Gangil1 PFV Co., Ltd(*1)		(15,763)	1.04	(164)	—	164	—
SBC PFV Co., Ltd.(*2)		158,286	25.00	34,581	—	(4,995)	29,586
NH-amundi global infra private fund 16		104,016	50.00	52,008	—	—	52,008
IMM Global Private Equity Fund		359,415	33.00	118,615	—	—	118,615
HANA Alternative Estate Professional Private122		39,840	74.02	29,489	—	—	29,489
SH Corporate Professional Investment Type Private Security Investment Trust No.7		100,098	45.96	49,899	—	—	49,899

SH BNCT Professional Investment Type Private Special Asset Investment Trust		389,240	72.50	282,199	—	—	282,199
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		54,158	52.28	28,312	—	—	28,312
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,351	29.13	976	—	—	976
Sparklabs-Shinhan Opportunity Fund 1		9,372	49.50	4,640	—	—	4,640
BNW Tech-Innovation Private Equity Fund		19,702	29.85	5,881	—	—	5,881
IGIS Real-estate Private Investment Trust No.33		33,982	40.86	13,884	—	—	13,884
WWG Global Real Estate Investment Trust no.4		36,019	29.55	10,644	—	—	10,644
Goduck Gangil10 PFV Co., Ltd(*1)		(8,362)	19.90	(1,664)	—	1,664	—
Fidelis Global Private Real Estate Trust No.2		25,265	78.26	19,773	—	—	19,773
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		171,489	28.70	49,217	—	—	49,217
Shinhan Healthcare Fund 2(*1)		(103)	13.68	(14)	—	14	—
Pebblestone CGV Private Real Estate Trust No.1		28,252	48.53	13,710	—	—	13,710
Shinhan AIM Real Estate Fund No.2		77,582	30.00	23,275	—	—	23,275
Shinhan AIM Real Estate Fund No.1		210,908	21.01	44,312	—	—	44,312
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		149,627	22.02	32,948	—	—	32,948
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		70,401	29.19	20,550	—	—	20,550
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		26,396	71.43	18,855	—	—	18,855
Korea Omega-Shinhan Project Fund I		14,488	50.00	7,244	—	—	7,244
ST-Bonanja Food tech		8,650	38.83	3,359	—	—	3,359
Samsung SRA Real Estate Professional Private 45		51,519	25.00	12,880	—	—	12,880
IBK Global New Renewable Energy Special Asset Professional Private2		110,012	28.98	31,887	—	—	31,887

F-19
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
VS Cornerstone Fund	~~W~~	8,281	41.18	3,410	—	—	3,410
Aone Mezzanine Opportunity Professional Private		14,447	66.09	9,540	—	—	9,540
NH-Amundi US Infrastructure Private Fund2		104,313	25.91	27,024	—	—	27,024
KB Distribution Private Real Estate1		49,506	62.00	30,694	—	—	30,694
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		43,385	30.00	13,016	—	—	13,016
Kakao-Shinhan 1st TNYT Fund		29,815	48.62	14,497	—	—	14,497
IMM Special Situation 1-2 PRIVATE EQUITY FUND		57,962	20.00	11,593	—	—	11,593
Pacific Private Placement Real Estate Fund No.40		46,898	24.73	11,598	—	—	11,598
Mastern Private Real Estate Loan Fund No.2		22,314	33.57	7,491	—	—	7,491
LB Scotland Amazon Fulfillment Center Fund 29		44,577	70.14	31,268	—	—	31,268
JR AMC Hungary Budapest Office Fund 16		37,274	32.57	12,140	—	—	12,140
EDNCENTRAL Co.,Ltd.(*1)		(2,487)	19.87	(494)	—	494	—
Future-Creation Neoplux Venture Capital Fund		18,569	16.25	3,017	—	—	3,017
Gyeonggi-Neoplux Superman Fund		36,195	21.76	7,878	—	—	7,878
NewWave 6th Fund		48,185	30.00	14,455	—	—	14,455
KTC-NP Growth Champ 2011-2 Private Equity Fund		71,829	5.56	3,990	—	—	3,990
Neoplux No.3 Private Equity Fund		226,008	10.00	22,601	—	—	22,601
PCC Amberstone Private Equity Fund I		105,169	21.67	22,790	—	—	22,790
KIAMCO POWERLOAN TRUST 4TH		95,634	47.37	45,301	—	—	45,301
Mastern Opportunity Seeking Real Estate Fund II		106,584	20.00	21,317	—	—	21,317
AION ELFIS PROFESSIONAL PRIVATE 1		22,112	20.00	4,422	—	—	4,422
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		14,688	29.68	4,360	—	—	4,360
Neoplux Market-Frontier Secondary Fund		57,319	19.74	11,313	—	—	11,313
Harvest Private Equity Fund II		15,780	22.06	3,481	—	—	3,481
Synergy Green New Deal 1st New Technology Business Investment Fund		34,379	28.17	9,684	—	—	9,684
KAIM Real-estate Private Investment Trust 20		13,125	38.46	5,048	—	—	5,048
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,053	50.00	7,527	—	—	7,527
Daishin New Technology Investment Fund 5th		18,940	23.44	4,439	—	—	4,439
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,194	62.50	3,247	—	—	3,247
Acurus Hyundai Investment Partners New Technology		17,600	26.79	4,714	—	—	4,714
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		60,681	97.10	63,944	—	—	63,944
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		60,681	97.10	63,944	—	—	63,944

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

F-19
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2021
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Maple Mobility Fund	~~W~~	43,023	20.18	8,683	—	—	8,683
AVES 1st Corporate Recovery Private Equity Fund		6,215	76.19	4,736	—	—	4,736
JS Shinhan Private Equity Fund		130,966	3.85	5,037	—	—	5,037
Daishin Newgen New Technology Investment Fund 1 st		24,048	50.60	12,169	—	—	12,169
META ESG Private Equity Fund I		21,722	27.40	5,677	—	—	5,677
SWFV FUND-1		23,965	40.25	9,646	—	—	9,646
PHAROS DK FUND		16,289	24.24	3,949	—	—	3,949
Shinhan VC tomorrow venture fund 1		22,603	39.62	9,042	—	—	9,042
Highland 2021-8 Fund		14,998	32.67	4,899	—	—	4,899
Medicii 2021-3 Fund		39,202	24.81	9,728	—	—	9,728
Tres-Yujin Trust		19,989	50.00	9,995	—	—	9,995
Shinhan-Time mezzanine blind Fund		29,885	50.00	14,942	—	—	14,942
Capstone REITs No.26		8,790	50.00	4,395	—	—	4,395
JB Incheon-Bucheon REITS No.54		12,716	39.31	4,999	—	—	4,999
Hankook Smart Real Asset Investment Trust No.3		13,026	33.33	4,342	—	—	4,342
JB Hwaseong-Hadong REITs No.53		16,111	31.03	4,999	—	—	4,999
KB Oaktree Trust No.3		9,475	33.33	3,159	—	—	3,159
Daehan No.36 Office Asset Management Company(*1)		37,891	48.05	18,206	—	3,294	21,500
Rhinos Premier Mezzanine Private Investment Fund No.1		10,759	27.93	3,005	—	—	3,005
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		66,947	29.73	19,903	—	—	19,903
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		161,390	24.85	40,105	—	—	40,105
SKS-Yozma Fund No.1		19,915	29.85	5,945	—	—	5,945
Others		666,941	—	367,840	—	1,492	369,332

	~~W~~	8,508,993	—	2,911,306	(17)	2,456	2,913,745

(*1)	Other represents the adjustments of fair value when acquired.
(*2)	The adjustments for others are the unrecognized equity method for preferred stocks without voting rights issued by the invested company.

F-19
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value

BNP Paribas Cardif Life Insurance	~~W~~	201,205	14.99	30,161	8	—	30,169
Partners 4th Growth Investment Fund		54,165	25.00	13,542	—	—	13,542
KTB Newlake Global Healthcare PEF		20,945	20.57	4,309	—	—	4,309
Shinhan-Neoplux Energy Newbiz Fund		65,814	31.66	20,837	—	—	20,837
Shinhan-Albatross tech investment Fund		24,507	50.00	12,253	—	—	12,253
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,716	23.89	4,232	—	—	4,232
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,563	20.16	1,726	—	—	1,726
VOGO Debt Strategy Qualified IV Private		30,420	20.00	6,085	—	—	6,085
Shinhan -Midas Dong-A Secondary Fund		8,863	50.00	4,431	—	—	4,431
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,391	24.00	4,414	—	—	4,414
Shinhan Praxis K-Growth Global Private Equity Fund		26,082	14.15	3,691	—	—	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19		7,922	50.00	3,961	—	—	3,961
Shinhan Global Healthcare Fund 1 (*2)		(4,518)	4.41	(199)	—	199	—
KB NA Hickory Private Special Asset Fund		91,572	37.50	34,339	—	—	34,339
Koramco Europe Core Private Placement Real Estate Fund No.2-2		43,694	44.02	19,236	—	—	19,236
Hermes Private Investment Equity Fund		19,071	29.17	5,562	—	—	5,562
KDBC-Midas Dong-A Global contents Fund		18,393	23.26	4,277	—	—	4,277
Shinhan-Nvestor Liquidity Solution Fund		25,836	24.92	6,438	—	—	6,438
Shinhan AIM FoF Fund 1-A		40,444	25.00	10,110	—	—	10,110
IGIS Global Credit Fund 150-1		18,765	25.00	4,692	—	—	4,692

F-19
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Partner One Value up I Private Equity Fund	~~W~~	18,428	27.91	5,144	—	—	5,144
Genesis No.1 Private Equity Fund		262,823	22.80	59,924	—	—	59,924
Korea Omega Project Fund III		15,610	23.53	3,674	—	—	3,674
Genesis North America Power Company No.1 PEF		20,760	39.11	8,118	—	—	8,118
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		185,333	23.33	43,244	—	—	43,244
MIEL CO.,LTD. (*2)		(143)	28.77	(41)	—	41	—
AIP Transportation Specialized Privately Placed Fund Trust #1		125,459	35.73	44,821	—	—	44,821
E&Healthcare Investment Fund No.6		2,839	21.05	597	—	—	597
One Shinhan Global Fund 1		9,495	20.52	1,948	—	—	1,948
Kiwoom-Shinhan Innovation Fund I		18,881	50.00	9,441	—	—	9,441
Midas Asset Global CRE Debt Private Fund No.6		138,538	41.16	57,029	—	—	57,029
Samchully Midstream Private Placement Special Asset Fund 5-4		71,352	42.92	30,624	—	—	30,624
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		122,456	20.00	24,492	—	—	24,492
NH-Amundi Global Infrastructure Trust 14		69,919	30.00	20,975	—	—	20,975
Jarvis Memorial Private Investment Trust 1		9,883	99.01	9,786	—	—	9,786
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		55,598	60.00	33,357	—	—	33,357
Milestone Private Real Estate Fund 3 (Derivative Type)		59,485	32.06	19,071	—	—	19,071
RIFA Real estate private placement fund for normal investors No. 31		23,519	31.31	7,364	—	—	7,364
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,961	21.27	2,969	—	—	2,969
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		11,440	28.25	3,231	—	—	3,231

F-19
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
FuturePlay-Shinhan TechInnovation Fund 1	~~W~~	13,832	50.00	6,916	—	—	6,916
Stonebridge Corporate 1st Fund		8,211	44.12	3,622	—	—	3,622
Vogo Realty Partners Private Real Estate Fund V		50,446	21.64	10,915	—	—	10,915
Korea Credit Bureau		55,999	9.00	5,039	—	—	5,039
Goduck Gangil1 PFV Co., Ltd.		5,715	1.04	60	—	—	60
SBC PFV Co., Ltd. (*3)		133,851	25.00	33,463	—	(4,995)	28,468
NH-amundi global infra private fund 16		112,423	50.00	56,211	—	—	56,211
IMM Global Private Equity Fund		446,586	33.00	147,384	—	—	147,384
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		362,830	72.50	263,052	—	—	263,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		43,389	52.28	22,683	—	—	22,683
Sparklabs-Shinhan Opportunity Fund 1		9,356	49.50	4,631	—	—	4,631
BNW Tech-Innovation Private Equity Fund		19,540	29.85	5,833	—	—	5,833
IGIS Real-estate Private Investment Trust No.33		35,618	40.86	14,552	—	—	14,552
WWG Global Real Estate Investment Trust no.4		34,959	29.55	10,331	—	—	10,331
Goduck Gangil10 PFV Co., Ltd.		16,263	19.90	3,236	—	—	3,236
Fidelis Global Private Real Estate Trust No.2 (*1)		30,185	79.70	24,055	—	(2,110)	21,945
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		168,735	28.70	48,427	—	—	48,427
Shinhan Global Healthcare Fund 2 (*2)		(160)	13.68	(22)	—	22	—
Shinhan AIM Real Estate Fund No.2		84,140	30.00	25,243	—	—	25,243
Shinhan AIM Real Estate Fund No.1		212,475	21.01	44,642	—	—	44,642
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		148,161	22.02	32,627	—	—	32,627
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		66,107	29.19	19,296	—	—	19,296

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value

SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2	~~W~~	34,437	71.43	24,598	—	—	24,598
Korea Omega-Shinhan Project Fund I		20,043	50.00	10,022	—	—	10,022
ST-Bonanja Food tech		6,775	38.83	2,631	—	—	2,631
Samsung SRA Real Estate Professional Private 45[FoFs] (*1)		86,123	25.00	21,531	—	119	21,650
IBK Global New Renewable Energy Special Asset Professional Private2		115,270	28.98	33,412	—	—	33,412
VS Cornerstone Fund		8,098	41.18	3,335	—	—	3,335
Aone Mezzanine Opportunity Professional Private		7,777	64.41	5,009	—	—	5,009
NH-Amundi US Infrastructure Private Fund2		123,291	25.91	31,941	—	—	31,941
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		21,103	30.00	6,332	—	—	6,332
Kakao-Shinhan 1st TNYT Fund		43,869	48.62	21,330	—	—	21,330
IMM Special Situation 1-2 PRIVATE EQUITY FUND		13,019	20.00	2,603	—	—	2,603
Pacific Private Placement Real Estate Fund No.40		46,997	24.73	11,622	—	—	11,622
Mastern Private Real Estate Loan Fund No.2		19,025	33.57	6,387	—	—	6,387
LB Scotland Amazon Fulfillment Center Fund 29		42,252	70.14	29,637	—	—	29,637
JR AMC Hungary Budapest Office Fund 16		38,247	32.57	12,457	—	—	12,457
EDNCENTRAL Co.,Ltd. (*2)		(23,437)	13.47	(3,156)	—	3,156	—
Future-Creation Neoplux Venture Capital Fund		26,160	16.25	4,251	—	—	4,251
Gyeonggi-Neoplux Superman Fund		25,116	21.76	5,467	—	—	5,467
NewWave 6th Fund		45,132	30.00	13,540	—	—	13,540
KTC-NP Growth Champ 2011-2 Private Equity Fund		21,721	5.56	1,207	—	—	1,207
Neoplux No.3 Private Equity Fund		204,529	10.00	20,454	—	—	20,454

F-
199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
PCC Amberstone Private Equity Fund I	~~W~~	86,685	21.67	18,785	—	—	18,785
KIAMCO POWERLOAN TRUST 4TH		91,884	47.37	43,524	—	—	43,524
Mastern Opportunity Seeking Real Estate Fund II		73,544	20.00	14,710	—	—	14,710
AION ELFIS PROFESSIONAL PRIVATE 1		17,831	20.00	3,566	—	—	3,566
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		19,235	29.68	5,709	—	—	5,709
Neoplux Market-Frontier Secondary Fund		70,729	19.74	13,960	—	—	13,960
Harvest Private Equity Fund II		14,230	22.06	3,139	—	—	3,139
Synergy Green New Deal 1st New Technology Business Investment Fund		37,743	28.17	10,632	—	—	10,632
KAIM Real-estate Private Investment Trust 20		3,089	38.46	1,187	—	—	1,187
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,455	50.00	6,727	—	—	6,727
Daishin New Technology Investment Fund 5 th		10,369	23.44	2,430	—	—	2,430
SHINHAN-NEO Core Industrial Technology Fund		18,913	49.75	9,409	—	—	9,409
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		83,417	30.00	25,024	—	—	25,024
SIMONE Mezzanine Fund No.3		10,419	28.97	3,017	—	—	3,017
Eum Private Equity Fund No.7		43,673	21.00	9,170	—	—	9,170
Kiwoom Hero No.4 Private Equity Fund		16,705	21.05	3,517	—	—	3,517
Vogo Canister Professional Trust Private Fund I		127,747	36.27	46,329	—	—	46,329
SW-S Fund		23,919	30.30	7,248	—	—	7,248
CL Buyout 1st PEF		59,930	21.43	12,842	—	—	12,842
Timefolio The Venture-V second		19,764	20.73	4,096	—	—	4,096
Newlake Growth Capital Partners2 PEF		41,766	29.91	12,496	—	—	12,496

F-
20
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Shinhan Smilegate Global PEF I (*1)	~~W~~	28,792	14.21	4,091	—	(320)	3,771
Genesis Eco No.1 PEF		39,359	29.01	11,418	—	—	11,418
SHINHAN-NEO Market-Frontier 2nd Fund		80,610	42.70	34,420	—	—	34,420
NH-Synergy Core Industrial New Technology Fund		17,269	36.93	6,377	—	—	6,377
J& Moorim Jade Investment Fund		21,836	24.89	5,434	—	—	5,434
Helios-KDBC Digital Contents 1 st		14,431	23.26	3,356	—	—	3,356
Ulmus SHC innovation investment fund		20,326	24.04	4,886	—	—	4,886
Mirae Asset Partners X Private Equity Fund		21,817	35.71	7,792	—	—	7,792
T Core Industrial Technology 1st Venture PEF		14,393	31.47	4,529	—	—	4,529
Curious Finale Corporate Recovery Private Equity Fund		12,925	27.78	3,591	—	—	3,591
TI First Property Private Investment Trust 1		7,817	40.00	3,127	—	—	3,127
MPLUS Professional Private Real Estate Fund 25		10,153	41.67	4,231	—	—	4,231
IBKC Global Contents Investment Fund		18,661	24.39	4,552	—	—	4,552
Nautic Smart No.6 Private Equity Fund		3,121	37.74	1,178	—	—	1,178
Premier Luminous Private Equity Fund		35,700	25.12	8,966	—	—	8,966
Hanyang-Meritz 1 Fund		15,348	22.58	3,466	—	—	3,466
KNT 2ND PRIVATE EQUITY FUND (*1)		5,177	21.74	1,124	—	(174)	950
Kiwoom-Shinhan Innovation Fund 2		26,299	42.86	11,271	—	—	11,271
Maple Mobility Fund		83,539	20.18	16,859	—	—	16,859
SJ ESG Innovative Growth Fund		14,689	28.57	4,197	—	—	4,197
AVES 1st Corporate Recovery Private Equity Fund		6,638	76.19	5,057	—	—	5,057
JS Shinhan Private Equity Fund		128,727	3.85	4,953	—	—	4,953
NH Kyobo AI Solution Investment Fund		12,601	26.09	3,288	—	—	3,288
Daishin Newgen New Technology Investment Fund 1st		11,273	50.60	5,704	—	—	5,704
F-20
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
META ESG Private Equity Fund I	~~W~~	21,380	27.40	5,857	—	—	5,857
SWFV FUND-1		22,678	40.25	9,128	—	—	9,128
PHAROS DK FUND		15,886	24.14	3,835	—	—	3,835
Shinhan VC tomorrow venture fund 1		67,958	39.62	26,926	—	—	26,926
Highland 2021-8 Fund		14,770	32.67	4,826	—	—	4,826
H-IOTA Fund		38,784	24.81	9,623	—	—	9,623
Stonebridge-Shinhan Unicorn Secondary Fund		34,621	17.57	6,082	—	—	6,082
Tres-Yujin Trust		20,007	50.00	10,004	—	—	10,004
Shinhan-Time mezzanine blind Fund		26,625	50.00	13,312	—	—	13,312
Capstone REITs No.26		7,703	50.00	3,852	—	—	3,852
JB Incheon-Bucheon REITS No.54		12,690	39.31	4,989	—	—	4,989
Hankook Smart Real Asset Investment Trust No.3		20,980	33.33	6,993	—	—	6,993
JB Hwaseong-Hadong REITs No.53		16,084	31.03	4,991	—	—	4,991
KB Oaktree Trust No.3		25,814	33.33	8,605	—	—	8,605
Daehan No.36 Office Asset Management Company (*1)		44,964	48.05	21,604	—	454	22,058
Rhinos Premier Mezzanine Private Investment Fund No.1 (*1)		2,873	27.93	802	—	2,071	2,873
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		192,851	29.73	57,334	—	—	57,334
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		163,267	24.85	40,571	—	—	40,571
SKS-Yozma Fund No.1		22,110	29.85	6,599	—	—	6,599
IBKC-METIS Global Contents Investment Fund		12,513	36.36	4,550	—	—	4,550
Keistone Unicorn Private Equity Fund		22,318	28.00	6,249	—	—	6,249
KB Distribution Private Real Estate 3-1		71,069	37.50	26,651	—	—	26,651
Pacific Private Investment Trust No.49-1		36,126	79.28	28,641	—	—	28,641

F-20
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value

KIWOOM Real estate private placement fund for normal investors No. 31	~~W~~ 	14,264	60.00	8,558	—	—	8,558
RIFA Real estate private placement fund for normal investoes No. 51		14,315	40.00	5,726	—	—	5,726
Fivetree general private equity fund No.15		24,573	49.98	12,281	—	—	12,281
Shinhan-Kunicorn first Fund		25,658	38.31	9,831	—	—	9,831
Harvest Fund No.3		35,488	44.67	15,854	—	—	15,854
Shinhan Simone Fund I		12,468	38.46	4,796	—	—	4,796
Korea Investment develop seed Trust No.1		25,604	40.00	10,242	—	—	10,242
Tiger Green alpah Trust No.29		28,146	95.24	26,806	—	—	26,806
STIC ALT Global II Private Equity Fund		45,350	21.74	9,859	—	—	9,859
NH-Brain EV Fund		46,369	25.00	11,592	—	—	11,592
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		42,622	15.00	6,393	—	12	6,405
Find-Green New Deal 2nd Equity Fund		19,969	22.57	4,508	—	—	4,508
ShinhanFitrin 1st Technology Business Investment Association		27,444	16.17	4,437	—	—	4,437
PARATUS No.3 Private Equity Fund		19,249	25.64	4,936	—	—	4,936
Golden Route 2nd Startup Venture Specialized Private Equity Fund		13,214	22.73	3,003	—	—	3,003
Koramco Private Real Estate Fund 143		10,000	30.30	3,030	—	—	3,030
Korea Investment Top Mezzanine Private Real Esate Trust No.1		44,477	22.22	9,885	—	—	9,885
LB YoungNam Logistics Private Trust No.40		38,992	25.00	9,748	—	—	9,748
Shinhan-Cognitive Start-up Fund L.P. (*1)		30,358	32.74	9,939	—	14	9,953
IGEN2022 No.1 private Equity Fund		32,361	27.95	9,045	—	—	9,045
Cornerstone J&M Fund I		13,353	26.67	3,561	—	—	3,561
Logisvalley Shinhan REIT Co.,Ltd. (*1)		23,629	20.27	4,790	—	(986)	3,804

F-20
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
KDB Investment Global Healthcare Private Equity Fund I	~~W~~	142,794	24.14	34,468	—	—	34,468
Korea Investment Green Newdeal Infra Trust No.1		20,431	27.97	5,714	—	—	5,714
BTS 2nd Private Equity Fund		14,505	26.00	3,772	—	—	3,772
Shinhan Global Active REIT Co.Ltd.		94,370	20.37	19,222	—	—	19,222
NH-J&-IBKC Label Technology Fund		35,477	27.81	9,866	—	—	9,866
IMM Global Venture Opportunity, LP		8,775	35.50	3,115	—	—	3,115
Capstone Develop Frontier Trust		32,000	21.43	6,857	—	—	6,857
Nextrade Co., Ltd. (*1)		141,421	8.00	11,314	—	(1,614)	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1		11,194	26.90	3,011	—	—	3,011
SH 1.5years Maturity Investment Type Security Investment Trust No.2		15,865	29.00	4,601	—	—	4,601
Eventus-IBKC LIB Fund		27,590	21.88	6,035	—	—	6,035
NH-Daishin-Kyobo healthcare 1 Fund		15,792	25.00	3,948	—	—	3,948
IBKC-Behigh Fund 1 st		10,992	29.73	3,268	—	—	3,268
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		16,419	24.10	3,956	—	—	3,956
ON No.1 Private Equity Fund		18,767	28.57	5,362	—	—	5,362
Digital New Deal Kappa Private Equity Fund		16,420	30.12	4,946	—	—	4,946
Others		797,590	—	228,801	—	1,422	230,223

	~~W~~	9,416,618	—	2,907,155	8	(2,689)	2,904,474

(*1)	Other represents the adjustments of fair value when acquired.
(*2)
Others are the amount of fair value adjustments that occurred at the time of acquisition and accumulated losses that were not recognized due to the suspension of equity method recognition as the investment account balance became “0” due to the accumulation of losses for the current period.

(*3)	The adjustments for others are the unrecognized equity method for preferred stocks without voting rights issued by the invested company.

F-
20
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Investments in associates (continued)

(e)	The unrecognized equity method losses as of and for the years ended December 31, 2021 and 2022 are as follows:

	2021
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Songrim Partners	~~W~~	—	(22)
MIEL CO.,LTD.		(16)	(41)
Goduck Gangil1 PFV Co.,Ltd.		(19)	(164)
Goduck Gangil10 PFV Co.,Ltd.		(1,664)	(1,664)
Shinhan Global Healthcare Fund 1		(153)	(153)
Shinhan Global Healthcare Fund 2		(14)	(14)
EDNCENTRAL Co.,Ltd.		(494)	(494)

	~~W~~	(2,360)	(2,552)

	2022
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
MSTEEL Co.,Ltd.	~~W~~	(371)	(371)
MIEL CO.,LTD.		—	(41)
Shinhan Global Healthcare Fund 1		(61)	(214)
Shinhan Global Healthcare Fund 2		(82)	(96)
EDNCENTRAL Co.,Ltd.		(504)	(998)

	~~W~~	(1,018)	(1,720)

16.	Investment properties

(a)	Investment properties as of December 31, 2021 and 2022 are as follows:

	2021		2022
Acquisition cost	~~W~~	852,458	513,986
Accumulated depreciation		(177,067)	(150,878)

Carrying value	~~W~~	675,391	363,108

F-
20
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investment properties (continued)

(b)	Changes in investment properties for the years ended December 31, 2021 and 2022 are as follows:

	2021		2022
Beginning balance	~~W~~	615,235	675,391
Acquisition		8,292	10,090
Disposal		(2,279)	(230,148)
Depreciation		(21,616)	(18,115)
Amounts transferred from (to) property and equipment		73,773	9,554
Amounts transferred from (to) assets held for sale(*)		2,238	(83,664)
Foreign currency adjustment		(252)	—

Ending balance	~~W~~	675,391	363,108

(*)	Comprise buildings and land, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Rental income	~~W~~	23,890	35,887	33,366
Direct operating expenses for investment properties that generated rental income		11,951	12,033	16,980

(d)	The fair value of investment property as of December 31, 2021 and 2022 is as follows:

	2021		2022
Land and buildings(*)	~~W~~	1,374,389	1,063,031

(*)
Fair value of investment properties is estimated based in the recent market transaction conditions with an independent third party and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

F-20
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

17.	Other assets

(a)	Other assets as of December 31, 2021 and 2022 are as follows:

	2021		2022
Accounts receivable	~~W~~	12,754,436	11,594,139
Domestic exchange settlement debit		6,700,373	6,034,816
Guarantee deposits		1,077,644	1,016,748
Accrued income		2,655,894	3,254,404
Prepaid expense		491,950	784,630
Provisional payments		295,149	378,993
Sundry assets		88,797	96,190
Separate account assets		9,501,135	8,086,147
Advance payments		207,128	288,466
Unamortized deferred acquisition cost		954,949	949,322
Leased assets		1,395,334	1,932,791
Others		125,815	505,230
Discounted present value		(30,614)	(51,864)
Allowances for credit loss of other assets		(244,236)	(362,174)

	~~W~~ 35,973,754		34,507,838

(b)	Changes in unamortized deferred acquisition cost by insurance type for the year ended December 31, 2021 and 2022 are as follows:

	2021
	Beginning balance		Acquisition cost incurred			Amortiza -tion	Ending balance
			Cost	Expensed	Deferral
Individual insurance
Pure endowment insurance	~~W~~	37,504	12,386	(3,680)	8,706	(23,468)	22,742
Death insurance		932,922	655,210	(278,147)	377,063	(393,942)	916,043
Endowment insurance		8,925	19,703	(8,382)	11,321	(4,477)	15,769

		979,351	687,299	(290,209)	397,090	(421,887)	954,554
Group insurance
Pure protection		591	170	(64)	106	(302)	395

	~~W~~	979,942	687,469	(290,273)	397,196	(422,189)	954,949

F-20
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

17.	Other assets (continued)

	2022
	Beginning balance		Acquisition cost incurred			Business combination (Note 47)	Amortiza -tion	Ending balance
			Cost	Expensed	Deferral
Individual insurance
Pure endowment insurance	~~W~~	22,742	10,216	(4,569)	5,647	—	(12,491)	15,898
Death insurance		916,043	636,753	(247,827)	388,926	—	(385,664)	919,305
Endowment insurance		15,769	15,139	(11,168)	3,971	—	(5,974)	13,766

		954,554	662,108	(263,564)	398,544	—	(404,129)	948,969
Group insurance
Pure protection		395	136	(20)	116	—	(168)	343
General insurance
Long-term		—	—	—	—	13	(3)	10

	~~W~~	954,949	662,244	(263,584)	398,660	13	(404,300)	949,322

18.	Leases

(a)	Gross investment and present value of minimum lease payment of finance lease as of December 31, 2021 and 2022 are as follows:

	2021
	Gross investment		Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	635,826	65,349	570,477
1 ~ 2 years		470,800	39,631	431,169
2 ~ 3 years		308,999	18,738	290,261
3 ~ 4 years		191,257	6,606	184,651
4 ~ 5 years		113,638	4,417	109,221
Later than 5 years		5,170	32	5,138

	~~W~~	1,725,690	134,773	1,590,917

(*)	Interest income on finance lease receivables recognized for the year ended December 31, 2021 is ~~W~~ 60,475 million.

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

18.	Leases (continued)

	2022
	Gross investment		Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	654,159	82,286	571,873
1 ~ 2 years		477,216	55,860	421,356
2 ~ 3 years		379,998	36,353	343,645
3 ~ 4 years		312,014	20,816	291,198
4 ~ 5 years		250,568	7,415	243,153
Later than 5 years		1,682	4	1,678

	~~W~~	2,075,637	202,734	1,872,903

(*)	Interest income on finance lease receivables recognized for the year ended December 31, 2022 is ~~W~~ 64,679 million.

(b)	Minimum lease payment receivable schedule for lease contracts of the Group as lessor as of December 31, 2021 and 2022 are as follows:

i)	Finance lease

	2021
	Minimum lease payment		Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	635,826	65,349	570,477
1 ~ 2 years		470,800	39,631	431,169
2 ~ 3 years		308,999	18,738	290,261
3 ~ 4 years		191,257	6,606	184,651
4 ~ 5 years		113,638	4,417	109,221
Later than 5 years		5,170	32	5,138

	~~W~~	1,725,690	134,773	1,590,917

	2022
	Minimum lease payment		Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	654,159	82,286	571,873
1 ~ 2 years		477,216	55,860	421,356
2 ~ 3 years		379,998	36,353	343,645
3 ~ 4 years		312,014	20,816	291,198
4 ~ 5 years		250,568	7,415	243,153
Later than 5 years		1,682	4	1,678

	~~W~~	2,075,637	202,734	1,872,903

F-2
09

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

18.	Leases (continued)

ii)	Operating lease

	Minimum lease payment
	2021		2022
Not later than 1 year	~~W~~	371,521	513,245
1 ~ 2 years		320,603	439,678
2 ~ 3 years		251,720	322,125
3 ~ 4 years		147,134	189,375
4 ~ 5 years		53,879	72,000
Later than 5 years		94,143	6,997

	~~W~~	1,239,000	1,543,420

(c)	Changes in operating lease assets for the years ended December 31, 2021 and 2022 are as follows:

	2021		2022
Beginning balance	~~W~~	1,014,300	1,393,738
Acquisition		691,192	1,017,137
Disposal		(54,721)	(128,950)
Depreciation		(257,033)	(351,208)
Amounts transferred from(to) property and equipment		—	(214)

Ending balance	~~W~~	1,393,738	1,930,503

(d)	The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2021 and 2022 are as follows:

	2021
	Acquisition cost		Accumulated depreciation	Carrying value
Real estate	~~W~~	1,153,021	(578,980)	574,041
Vehicle		45,670	(23,821)	21,849
Others		30,478	(18,241)	12,237

	~~W~~	1,229,169	(621,042)	608,127

	2022
	Acquisition cost		Accumulated depreciation	Carrying value
Real estate	~~W~~	1,124,151	(538,076)	586,075
Vehicle		51,644	(29,317)	22,327
Others		32,933	(22,125)	10,808

	~~W~~	1,208,728	(589,518)	619,210

F-2
1
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

18.	Leases (continued)

(e)	The details of the changes in the right-of-use assets for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	556,419	20,621	13,377	590,417
Acquisition		295,228	17,524	4,173	316,925
Disposal		(22,829)	(4,070)	(31)	(26,930)
Depreciation(*)		(271,895)	(12,408)	(5,282)	(289,585)
Effects of foreign currency movements		17,118	182	—	17,300

Ending balance	~~W~~	574,041	21,849	12,237	608,127

	2022
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	574,041	21,849	12,237	608,127
Acquisition		350,328	14,834	3,991	369,153
Disposal		(72,323)	(2,404)	(836)	(75,563)
Depreciation(*)		(271,299)	(12,004)	(4,583)	(287,886)
Effects of foreign currency movements		4,277	52	(1)	4,328
Business combination (Note 47)		1,051	—	—	1,051

Ending balance	~~W~~	586,075	22,327	10,808	619,210

(*)	Included in general administrative expense and other operating income(expense) of the consolidated statements of comprehensive income.

(f)	The details of the maturity of the lease liability as of December 31, 2021 and 2022 are as follows:

	2021
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	22,890	33,950	46,532	82,467	266,299	121,360	573,498
Vehicle		4,496	1,935	2,536	4,718	12,298	513	26,496
Others		465	650	1,124	2,205	8,226	26	12,696

	~~W~~	27,851	36,535	50,192	89,390	286,823	121,899	612,690

	2022
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	26,601	34,980	48,209	84,706	315,267	74,190	583,953
Vehicle		4,999	1,851	2,543	4,566	13,910	92	27,961
Others		463	588	1,151	2,219	6,994	10	11,425

	~~W~~	32,063	37,419	51,903	91,491	336,171	74,292	623,339

(*)	The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

F-2
1
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

18.	Leases (continued)

(g)	The lease payments for low-value assets and short-term leases for the years ended December 31, 2021 and 2022 are as follows:

	2021		2022
Low-value assets	~~W~~	5,885	6,888
Short-term lease (*)		766	268

Total	~~W~~	6,651	7,156

(*)	The payments for leases with terms less than 1 month are included.

19.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2021 and 2022 are as follows:

	2021		2022	Reasons for collateral
Securities:
Securities at FVTPL	~~W~~	14,944,525	12,627,388	Customer RP, etc.
Securities at FVOCI		3,244,232	9,282,016	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc.
Securities at amortized cost		16,284,795	15,004,325	Borrowings, Settlement security for Bank of Korea, Customer RP, etc.

		34,473,552	36,913,729

Deposits at amortized cost		958,206	1,883,755	Borrowings, etc.
Property and Equipment (real estate)		300,352	29,288	Establishing the right to collateral security, etc.

	~~W~~	35,732,110	38,826,772

(*)
The carrying values of assets pledged that the pledgees have the right to sell or re-pledge
regardless of the Group’s default as of December 31, 2021 and 2022 are
~~W~~
11,017,362 million and
~~W~~
9,754,980 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or re-pledge regardless of the pledger’s default as of December 31, 2021 and 2022 are as follows:

	2021			2022
	The fair value of assets received as collateral		The fair value of collateral sold or re-provided as collateral	The fair value of assets received as collateral	The fair value of collateral sold or re-provided as collateral
Securities	~~W~~	2,163,744	—	3,750,199	—

F-2
1
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

20.	Deposits

Deposits	as of December 31, 2021 and 2022 are as follows:

	2021		2022
Demand deposits:
Korean won	~~W~~	151,787,483	132,604,867
Foreign currencies		20,320,241	24,841,409

		172,107,724	157,446,276

Time deposits:
Korean won		140,651,250	171,355,724
Foreign currencies		20,847,651	24,910,187

		161,498,901	196,265,911

Certificates of deposits		16,576,536	14,921,375
Discount note deposits		5,818,001	6,631,858
CMA		5,246,478	4,634,010
Others		3,649,035	3,111,315

	~~W~~	364,896,675	383,010,745

21.	Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss as of December 31, 2021 and 2022 are as follows:

	2021		2022
Securities sold:
Stocks	~~W~~	275,451	278,341
Bonds		505,202	438,689
Others		7,114	7,074

		787,767	724,104
Gold/silver deposits		581,458	422,006

	~~W~~	1,369,225	1,146,110

F-2
1
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

22.	Financial liabilities designated at fair value through profit or loss

(a)	Financial liabilities designated at fair value through profit or loss as of December 31, 2021 and 2022 are as follows:

	2021		2022	Reason for designation
Equity-linked securities sold	~~W~~	5,795,071	5,437,434	Compound financial instrument
Securities sold with embedded derivatives		2,228,799	2,882,607
Debt securities issued		—	47,327	Fair value measurement and management

	~~W~~	8,023,870	8,367,368

(*)	The Group designated the financial liabilities at the initial recognition(or subsequently) in accordance with paragraph 6.7.1 of IFRS 9 as financial liabilities at fair value through profit or loss.
Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to
~~W~~
8,367,368 million as of December 31, 2022. Decrease in values of the liability due to credit risk changes is
~~W~~
5,919 million for the year ended December 31, 2022 and the accumulated changes in values are
~~W~~
(-)7,014 million as of December 31, 2022.

(b)
The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of December 31, 2021 and 2022 are as follows:

	2021		2022
Expiration payment	~~W~~	7,325,678	7,733,506
Carrying value		8,023,870	8,367,368

Difference from carrying value	~~W~~	(698,192)	(633,862)

F-2
1
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

23.	Borrowings
Borrowings as of December 31, 2021 and 2022 are as follows:

	2021			2022
	Interest rate (%)	Amount		Interest rate (%)	Amount
Borrowings denominated in Korean won:
Borrowings from Bank of Korea	0.25~0.25	~~W~~	5,278,331	0.25~1.75	~~W~~	5,100,325
Others	0.00~3.93		18,412,343	0.00~7.60		23,091,971

			23,690,674			28,192,296

Borrowings denominated in foreign currencies:
Overdraft due from banks	0.00~0.30		42,434	0.00~0.30		48,072
Borrowings from banks	(0.49)~12.29		5,292,872	0.15~21.20		7,811,701
Others	0.00~11.25		1,890,291	0.00~22.65		2,397,605

			7,225,597			10,257,378

Call money	(0.30)~1.52		1,534,611	0.05~6.30		1,276,301
Bill of sale	0.00~1.47		9,032	0.00~3.95		15,057
Bonds sold under repurchase agreements	0.00~6.25		10,709,115	0.00~6.80		9,544,536
Deferred origination costs			(1,964)			(6,393)

		~~W~~	43,167,065		~~W~~	49,279,175

F-2
1
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

24.	Debt securities issued
Debt securities issued as of December 31, 2021 and 2022 are as follows:

	2021			2022
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in Korean won:
Debt securities issued	0.79~8.00	~~W~~	64,419,771	0.05~9.00	~~W~~	61,038,481
Subordinated debt securities issued	2.20~4.60		5,030,125	2.20~4.17		3,275,225
Gain on fair value hedges	—		(122,069)	—		(348,700)
Discount on debt securities issued	—		(38,845)	—		(37,943)

			69,288,982			63,927,063

Debt securities issued in foreign currencies:
Debt securities issued	0.25 ~ 7.59		7,462,087	0.25~7.59		9,586,831
Subordinated debt securities issued	3.34 ~ 5.10		3,307,306	3.34~5.10		4,145,264
Loss(Gain) on fair value hedges	—		130,392	—		(324,901)
Discount on debt securities issued	—		(39,404)	—		(45,474)

			10,860,381			13,361,720

		~~W~~	80,149,363		~~W~~	77,288,783

25.	Defined benefit plans
(a) Defined benefit plan assets and obligations
The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.
Defined benefit obligations and plan assets as of December 31, 2021 and 2022 are as follows:

	2021		2022

Present value of defined benefit obligations	~~W~~	2,205,869	1,934,643
Fair value of plan assets		(2,296,685)	(2,539,632)

Recognized liability(asset) for defined benefit obligations(*)	~~W~~	(90,816)	(604,989)

(*)
The liability for defined benefit obligation of
~~W~~
90,816
 million as of December 31, 2021 is the net defined benefit assets of
~~W~~
142,020
 million less the net defined liabilities of
~~W~~
51,204 million. In addition, the asset for defined benefit obligation of
~~W~~
604,989 million as of December 31, 2022 is the net defined benefit assets of
~~W~~
619,653 million less the net defined liabilities of
~~W~~
14,664 million.

F-21
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

25.	Defined benefit plans (continued)

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2021 and 2022 are as follows:

	December 31, 2021
	Defined benefit obligation		Plan assets	Net defined benefit liability (asset)
Beginning balance	~~W~~	2,182,464	(2,138,324)	44,140
Included in profit or loss:
Current service cost		179,751	—	179,751
Past service cost		2,570	—	2,570
Interest expense (income)		64,729	(64,759)	(30)
Settlement gain or loss		(4,844)	—	(4,844)

		242,206	(64,759)	177,447

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial losses (gains) arising from :
Demographic assumptions		(1,642)	—	(1,642)
Financial assumptions		(87,406)	—	(87,406)
Experience adjustment		(5,450)	—	(5,450)
- Return on plan assets excluding interest income		—	35,141	35,141

		(94,498)	35,141	(59,357)

Other:
Benefits paid by the plan		(122,358)	120,347	(2,011)
Contributions paid into the plan		(10)	(249,099)	(249,109)
Settlement gain or loss		(2,231)	9	(2,222)
Effect of changes in foreign exchange rates		296	—	296

		(124,303)	(128,743)	(253,046)

Ending balance	~~W~~	2,205,869	(2,296,685)	(90,816)

(*)	Profit and loss related to defined benefit plans are all included in the general administrative expense.

F-21
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

25.	Defined benefit plans (continued)

	December 31, 2022
	Defined benefit obligation		Plan assets	Net defined benefit liability (asset)
Beginning balance	~~W~~	2,205,869	(2,296,685)	(90,816)
Included in profit or loss:
Current service cost		170,772	—	170,772
Past service cost		8,330	—	8,330
Interest expense (income)		72,307	(78,823)	(6,516)
Settlement gain or loss		(466)	—	(466)

		250,943	(78,823)	172,120

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial losses (gains) arising from:
Demographic assumptions		(938)	—	(938)
Financial assumptions		(419,764)	—	(419,764)
Experience adjustment		35,758	—	35,758
- Return on plan assets excluding interest income		—	36,725	36,725

		(384,944)	36,725	(348,219)

Other:
Benefits paid by the plan		(138,290)	145,130	6,840
Contributions paid into the plan		—	(345,979)	(345,979)
Changes in the scope of consolidation		1,507	—	1,507
Effect of changes in foreign exchange rates		(442)	—	(442)

		(137,225)	(200,849)	(338,074)

Ending balance	~~W~~	1,934,643	(2,539,632)	(604,989)

(*)	Profit and loss related to defined benefit plans are all included in the general administrative expense.

(c)	The composition of plan assets as of December 31, 2021 and 2022 are as follows:

	2021		2022
Plan assets comprise:
Debt securities	~~W~~	43,607	31,140
Due from banks		1,915,361	2,220,218
Others		337,717	288,274

	~~W~~	2,296,685	2,539,632

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

25.	Defined benefit plans (continued)

(d)	Actuarial assumptions as of December 31, 2021 and 2022 are as follows:

	2021	2022	Description
Discount rate	3.19%~3.77%	5.05%~5.93%	AA0 corporate bond yields
Future salary increase rate	1.98%~5.00% + Upgrade rate	2.00%~7.00% + Upgrade rate	Average for 5 years
Weighted average maturity	7.4 years~ 14.8 years	6.7 years~ 10.9 years

(e)	Sensitivity analysis
As of December 31, 2021 and 2022, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	2021
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(197,174)	216,226
Future salary increase rate (1%p movement)		216,450	(200,843)

	2022
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(154,651)	168,565
Future salary increase rate (1%p movement)		172,716	(160,649)

(f)	The Group’s estimated contribution is  ~~W~~  145,699 million as of December 31, 2023.

26.	Provisions

(a)	Provisions as of December 31, 2021 and 2022 are as follows:

	2021		2022
Asset retirement obligations	~~W~~	82,123	91,571
Expected loss related to litigation		9,693	29,238
Unused credit commitments		300,008	317,590
Guarantee contracts issued		81,922	83,411
Financial guarantee contracts issued		55,344	55,828
Non-financial guarantee contracts issued		26,578	27,583
Others(*)		693,110	744,504

	~~W~~	1,166,856	1,266,314

(*)
As of December 31, 2021 and 2022, the Group recognizes a provision of
~~W~~
518,955 million and
~~W~~
574,013 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc.

F-2
19

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

26.	Provisions (continued)

(b)	Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Unused credit commitments				Financial guarantee contracts issued			Total
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning balance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614
Transfer (from)to 12 months expected credit loss		63,335	(63,249)	(86)	2,931	(2,931)	—	—
Transfer (from)to life time expected credit loss		(11,889)	11,917	(28)	(3,621)	3,621	—	—
Transfer (from)to impaired financial asset		(274)	(939)	1,213	—	—	—	—
Provided (reversed)		(66,373)	58,188	(610)	(581)	(178)	5	(9,549)
Change in foreign exchange rate		1,964	1,077	—	1,910	534	—	5,485
Others(*)		(337)	380	—	(6,582)	(1,672)	13	(8,198)

Ending balance	~~W~~	150,573	147,511	1,924	48,607	6,709	28	355,352

(*)	Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, the change of discount rate and others.

	2022
	Unused credit commitments				Financial guarantee contracts issued			Total
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning balance	~~W~~	150,573	147,511	1,924	48,607	6,709	28	355,352
Transfer (from)to 12 months expected credit loss		68,226	(67,945)	(281)	2,680	(2,680)	—	—
Transfer (from)to life time expected credit loss		(10,794)	10,842	(48)	(3,715)	3,715	—	—
Transfer (from)to impaired financial asset		(316)	(1,274)	1,590	—	—	—	—
Provided (reversed)		(30,016)	50,733	(1,155)	(972)	537	5	19,132
Change in foreign exchange rate		(2,068)	131	—	910	118	—	(909)
Others(*)		(43)	—	—	603	(712)	(5)	(157)

Ending balance	~~W~~	175,562	139,998	2,030	48,113	7,687	28	373,418

(*)	Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, the change of discount rate and others.

F-2
2
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

26.	Provisions (continued)

(c)	Changes in provisions for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Asset retirement		Litigation	Guarantee	Others	Total
Beginning balance	~~W~~	65,659	12,468	21,956	337,039	437,122
Provision(reversal)		8,185	2,552	3,457	350,090	364,284
Provision used		(3,793)	(5,327)	—	(37,604)	(46,724)
Change in foreign exchange rate		4	—	1,265	(1,314)	(45)
Others(*)		12,068	—	(100)	44,899	56,867

Ending balance	~~W~~	82,123	9,693	26,578	693,110	811,504

(*)	Others include increase in provisions based on the present value, the effect of changes in discount rate over the period and others.

	2022
	Asset retirement		Litigation	Guarantee	Others	Total
Beginning balance	~~W~~	82,123	9,693	26,578	693,110	811,504
Provision(reversal)		27,474	20,733	(410)	127,460	175,257
Provision used		(25,228)	(779)	—	(75,355)	(101,362)
Change in foreign exchange rate		4	—	1,352	315	1,671
Others(*)		7,090	(409)	63	(1,026)	5,718
Business combination (Note 47)		108	—	—	—	108

Ending balance	~~W~~	91,571	29,238	27,583	744,504	892,896

(*)	Others include increase in provisions based on the present value, the effect of changes in discount rate over the period and others.

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

(e)	Allowance for guarantees and acceptances as of December 31, 2021 and 2022 are as follows:

	2021		2022
Outstanding guarantees and acceptances	~~W~~	10,540,968	12,154,088
Contingent guarantees and acceptances		4,670,771	4,565,829
ABS and ABCP purchase commitments		1,525,768	1,496,604
Endorsed bill		8,199	10,025

	~~W~~	16,745,706	18,226,546

Allowance for loss on guarantees and acceptances	~~W~~	81,922	83,411
Ratio		0.49%	0.46

F-2
2
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts

(a)	Overview of the insurance risk – Shinhan Life Insurance Co., Ltd.
i) Overview of the insurance risk
i-1)
Insurance risk and reinsurance
Insurance risk is the likelihood of an insurance event occurring and the uncertainty as to the total amount and timing of benefits paid as a result of the event. The main risk covered by insurance contracts is the risk that the actual claim or benefit payment will exceed the accumulated liability. This risk can occur for the following reasons:
① Frequency risk: Possibility that the number of occurrences of the insurance event is different from the expected number
② Severity risk: The cost of an incident may be different from the expected cost level
Experience shows that more or more similar insurance contracts are less likely to have an unusual effect from some contracts, and the Group forms a sufficiently diversified group of contracts in consideration of this when acquiring the contracts.
Insurance risk includes a lack of risk diversification and relates to geographical location and the nature of the policyholder as well as to the diversification of risk forms or sizes.
If the insurance contract covers death, the catastrophe affects the frequency the most and can affect the frequency of death earlier than expected due to a wide range of causes such as eating habits, smoking, and exercise habits. And if the coverage is survival, medical technology and social conditions can increase the survival rate. The frequency may also be affected by excessive concentration in the coverage area.
Insurance accidents in life insurance include not only the death of the insured (insured) but also survival, disability and hospitalization.
The Group basically classifies the Group’s insurance products into individual insurance and group insurance according to the policyholder. Group insurance means a contract under which the insured belongs to a group of a certain size or larger and in which the policyholder is the representative of the Group or organization. The group insurance can be divided into savings and protections. Protection insurance means insurance in which the sum of benefits paid for survival at the base age does not exceed the premium already paid; savings insurance is defined as insurance, except for protection insurance, in which the sum of benefits paid for survival exceeds the premium already paid. Individual insurance can be classified into death insurance in which the insured’s death is insured, survival insurance in which the life is insured for a certain period of time, and endowment insurance.
Life insurance products can also be divided into guaranteed fixed rates, floating rates, interest-sensitive, and variable types.
In the guaranteed fixed interest type, since the expected rate does not change from the time the policyholder enters into the contract to the end of the insurance period, the Group assumes the interest rate risk if the asset management yield or market interest rate is lower than the expected rate. Floating interest rate type divides the net insurance premium into the guaranteed portion and the reserve portion, so that the guaranteed portion is applied with the predetermined expected rate, and the reserve portion changes the reserve rate of policy reserve according to asset management yield, and some hedging on interest rate risk is feasible.

F-2
2
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

The Group uses acquisition strategies and reinsurance strategies to manage the uncertainty of the total amount and timing of insurance claims paid out as a result of an insured event.
① Acquisition strategy
Acquisition strategy means diversifying the type of risk or the level of benefits that are acquired. For example, a company can balance mortality and survival risks. In addition, the selection of policyholders through regular check-ups
is one of the major acquisition strategies.
② Reinsurance strategy
The risk to be ceded by the Group is based on the acquired insurance contract, which can be the total amount of risk or risk per contract on a per capita basis or per contract basis. In principle, the reinsurance method provides the risk premium excess reinsurance, but other methods may be used within the scope of the relevant laws as required. The degree of reinsurance held by the Group shall be determined by considering the Group’s assets, contract conditions, risk level, and technology for selecting the contract.
Insurance risk can also be affected by the policyholder’s right to terminate the contract or exercise annuity conversion rights to reduce or not pay the full premium. As a result, insurance risks may be affected by the policyholder’s actions and decisions. The Group’s insurance risk can be estimated on the assumption that the policyholder is reasonable. For example, a person who is worse than a person in good health would have less intention of terminating insurance that guarantees death. These factors are also reflected in the assumptions about the Group’s insurance liability.
i-2)
Discretionary participation features
The discretionary participation feature is a contractual right to receive additional benefits which have the following characteristics in addition to the unconditional rights of the policyholder or investor, which fulfils all three requirements below. Insurance premiums for investment contracts without discretionary participation feature are recognized as deposits, and premiums for investment contracts with discretionary participation feature are recognized as profit or loss.
① It constitutes a significant portion of the total payments in the contract.
② The amount or timing is determined at the discretion of the issuer under the contract.
③ The contract is based on one or more of the following:
- The performance arising from specific contract groups or specific contract types;
- Realized or unrealized return on investment arising from the specific asset group held by the issuer; or
- Profit or loss of the entity, fund or other entity that issued the contract;
The Group’s participating contract meets all three of the above requirements and includes a discretionary participation feature.
If the actual base rate matches with the expected base rate assumed upon calculation of the insurance premium of the Group, income and expenses are balanced over the insurance period, that the premiums do not fall short. In practice, however, the expected risk, expected interest rate, and projected expense ratio

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

applied when calculating premiums will differ from the actual rate where the interest rate or expense ratio changes due to changes in risk rate or economic situation. These differences constitute the Group’s profit or losses and, depending on the source, these may consist of mortality risk, interest rate, interest rate risk, and expense rate.
Compared to contracts without discretionary participation feature, in contracts with discretionary participation, the sources of profit or loss below are shared between the policyholders and the Group, thereby reducing the risk.
① Gain or losses on mortality risk
It is caused by the difference between the expected risk rate and the actual risk rate. In case of death insurance, if the actual mortality rate is lower than the expected mortality rate, there is a risk difference gain, and vice versa.
② Gain or losses on interest rate risk
It is caused by the difference between the expected interest rate and the actual interest rate. If the actual asset management return is higher than the expected interest rate, interest rate difference is generated, and vice versa.
③ Gain or losses on expense rate risk
It is caused by the difference between the business expense and the actual expense. If the actual expense is lower than the business expense, the difference in expense is incurred, and vice versa.
As described above, if the expected base rate used by the Group to calculate the premium is different from the actual, the profits generated from the settlement must be refunded to the policyholder because the profits generated are taken in the calculation of premiums, and the dividend paid to the policyholder is distinguished from the dividend paid to shareholders.
The Group first accumulates policy reserves at the end of each reporting period, and then divides the remainder into gain or losses from participating and non-participating
insurance contracts and gain or losses on management of the capital account. Gain or losses from non-participating
insurance and management of the capital account are treated as the shareholder’s interest, shareholder’s interest for the gain or losses on participating insurance is less than 10th of 100th, and the remaining portion shall be treated as the policyholder’s interest. Policyholder’s shares may not be used or accumulated for purpose other than the financial resources for policyholder dividends and the purpose of accumulating excess participating policyholder dividend reserve.
Policyholder dividends represent amounts payable to policyholders due to interest rate difference, long-term duration, mortality rate difference, and expense rate difference, and the reserve for policyholder dividends is divided into policyholder dividend reserve and excess participating policyholder dividend reserve. Excess participating policyholder dividend reserve is the amount to be accumulated in the total amount to be used for future policyholder dividends if there is surplus after accumulating the reserve for loss from participating insurance and the policyholder dividend reserve from the policyholders’ interest of participating interest in the year.
The policyholder dividend reserve is a defined dividend reserve that determines the amount to be paid for each policyholder, whereas the amount of excess participating policyholder dividend reserve is not

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

confirmed for each policyholder. The Group should first use the excess participating policyholder dividend reserve accumulated in gross amount prior to the year and the excess participating policyholder dividend reserve accumulated should be used as the policyholder dividend within 5 years from the end of the year.
Reserve for loss from participating insurance is the amount that is accumulated for the purpose of preserving the loss of participating insurance according to laws and regulations. Prior to accumulate the policyholder dividend reserve, the dividend reserves of the retained dividends take precedence over the policyholder dividend reserve and the excess participating policyholder dividend reserve.
Reserve for loss from participating insurance is accumulated within 30th of the policyholder’s interests, preferentially compensates for losses incurred in participating insurance within 5 years of accumulation, and the remaining amount after compensation is used for the dividends of the policyholder.

ii)	Insurance risk management policy
Unlike other financial instruments, life insurance companies’ insurance policies have the characteristics of long-term contracts, which can be exposed to insurance risk that may arise due to an increase in actual claim payments than the risk rate determined at the time of development of the product and interest rate risk that may arise due to differences in interest rates and maturities between insurance liabilities and asset management.
The purpose of the Group’s risk management is to generate long-term stable growth and profits by proactively preventing and systematically managing the various risks that may arise in the course of management activities, reflecting these uncertain financial environments and the characteristics of life insurance products with long-term attributes.
To achieve this risk management policy, the Group’s risk management strategy measures the risk-based capital stock (RBC) required capital and manages it within acceptable limits. To this end, the Group has established the basic principles of risk management and established and implemented regulations and management systems to implement them. In addition, through the Risk Management Committee and Risk Management Organization, various risk-related decision-making is supported, and risk management procedures are in place to identify and manage risks in a timely manner.
In general, risk management procedures are to recognize exposed risks, measure their size, set acceptable limits, monitor them regularly to report to management, and efficiently control and manage risks in case they exceed their limits.
Management methods by risk type are as follows:
① Insurance risk management: From the time of product development, by setting profitability guidelines, products are developed to ensure proper profitability, and appropriate acceptance criteria are set and operated to prevent reverse selection, and claim payments can be made fairly.
② Interest rate risk management: Establish a guideline and consider the market interest rate and asset management profit rate to determine the published interest rate and expected interest rate within the guidelines. In addition, the asset management strategy is set considering the interest rate level and maturity of liabilities, after analyzing the attributes of long-term insurance liabilities, the long-term target portfolio is established, and the annual portfolio can be guided by comprehensively considering the risk level and return of the managed asset.
③ Liquidity risk management: Inspect and manage the amount of paid insurance and liquid assets on a daily basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

iii)	Standard policy reserve system
The policy reserve is a liability to the policyholder and the faithfulness of the reserve on the basis of the profit or loss account is directly linked to the maintenance of the Group’s management integrity and the protection of the policyholder’s interests, so it is subject to strict regulatory regulations. Accordingly, the supervisory authorities apply the standard policy reserve system in relation to the method of setting up and calculating the respective policy reserves.
The current method of using the reserve base rate equal to the insurance premium calculation base rate can threaten the financial health of the Group by causing insolvency of the reserve fund in case of liberalization of insurance prices, so the standard policy reserve system is introduced to use objective and conservative basic rates to prevent insolvency of the financial structure that can result from liberalization of insurance premium prices and protect the rights and interests of policyholders.
In other words, the standard policy reserve is an institutional device that dualizes the contract base rate by setting the risk or interest rate applied to calculating the policy reserve in a more conservative manner than the risk or interest rate applied to calculating the insurance premium. In order for the insurance company to calculate the policy reserve, the future expected basic rate, such as the expected interest rate and the expected risk rate, is necessary, and the policy reserve is the estimated amount of the debt estimated by the expected basic rate. Since the real intention of liberalization is not to leave such a policy reserve entirely to the discretion of the insurer after price liberalization, the government needed an objective and certain level of reserve accumulation system to strengthen the financial stability of insurance companies and protection of policyholders, and prevent insurers’ insolvency due to price competition such as insurance premium dumping after price liberalization.
According to the Regulation on Supervision of Insurance Business, premium reserves are calculated by applying the standard rate and standard risk rate set by the supervisor authority. In this case, the standard rate is to apply the standard rate of the year in which the insurance contract was signed over the entire insurance period. However, the highest interest rate among the interest rates specified in the insurance premium and policy reserve calculation method for the floating interest rate product is applied. As a result, when the premium reserve calculated at the base rate applied when calculating the premium differs from the premium reserve calculated at the standard interest rate and the standard risk rate, a large amount is required to be accumulated as the premium reserve so that more than a certain minimum reserve is accumulated, hence the system tends to protect policyholders by enhancing reserves.
The current reserve for liability is calculated using the evaluation method for the year of issuance. In other words, the basic rate of evaluation of the reserve for liability is applied in the same way as the interest rate and risk rate applied at the time the insurance contract was established until the end of the contract. This method is suitable for a stable situation in which the financial environment at the time of sale of the insurance product and the financial environment during the insurance period are almost unchanged, however, in the event of fluctuations such as market interest rates and the expected risk rate at the time of sale of a contract, it is not possible to react flexibly. Therefore, there is a possibility that the policy reserve may not properly reflect the fair value of the contract. A liability adequacy test system was introduced to compensate for the shortcomings that could not reflect such market changes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

iv)	Financial risks related to insurance contracts
iv-1)
Form of exposure by each type of risk
Investment contracts that include insurance contracts and discretionary participation feature may be exposed to financial risks although it is an insurance liability, and the form of exposure is as follows:

①	Credit risk
Credit risk refers to the risk of loss resulting from the borrower’s failure to repay a loan or meet contractual obligations. The Group’s reinsurance assets and reinsurance receivables are exposed to credit risk as assets that may incur losses if the reinsurer defaults at the time of receipt of the claims and receivables.

②	Interest rate risk
Interest rate risk means the risk that arises when the Group’s financial position fluctuates unfavorably due to the effect of interest rates on assets and liabilities.

③	Liquidity risk
Liquidity risk refers to the risk that assets and liabilities are subject to inconsistency or failure to respond to unexpected cash outflows. Therefore, future cash outflows from investment contracts, including insurance liabilities which account for most of the Company’s liabilities and dividend components, are factors used to determine the level of risk associated with the Group’s liquidity.

④	Market risk
Market risk refers to the risk of loss arising when the Group’s financial position fluctuates unfavourably due to adverse price fluctuations such as stock prices and exchange rates. There is no impact on profit or loss or capital due to changes in each liability amount, since fluctuations in stock prices and exchange rates, the prices of investment contracts, including insurance liabilities which account for most of the Group’s liabilities and dividend components, do not fluctuate.
iv-2)
The degree to which the discretionary participation feature mitigates or aggravates risk
A relatively high premium is received by setting and producing a relatively conservative base rate compared to a contract without discretionary participation features, and a relatively high premium is later refunded to the contractor through a policyholder dividend for the premium payment based on conservative calculation of the expected base rate. However, contracts without a discretionary participation feature will set the expected optimal base rate, which is not conservative, and receive a relatively low premium when establishing the initial expected base rate. Thereafter, if the expected basic rate is different from the actual result, the Group will assume the profit or loss according to the result. Thus, a contract with a discretionary participation feature is a structure that establishes a conservative base rate and shares the risks associated with the contract with the policyholder, and in the case of a contract without discretionary participation element, the Group assumes the risk for the initial basis set by the Group.
iv-3)
Risks associated with guarantees
The guarantee options inherent in insurance contracts include guaranteed minimum death benefit, guaranteed minimum annuity guarantee benefit, and guaranteed minimum interest rate benefit. These guarantees can increase cash flow outflows when market prices and interest rates fall below a certain level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

(b)	Overview of the insurance risk – Shinhan EZ General Insurance, Ltd.
Insurance risk is the risk that arises in relation to the acquisition of insurance contracts and payment of insurance claims, which are business of the Group, and is classified into insurance price risk and reserve risk. Insurance price risk refers to the risk of exceeding the expected risk rate and expected expense ratio set at the time of insurance premium calculation, and reserve risk refers to the loss of the Group due to the occurrence of more insurance payments in the future due to insufficient reserves accumulated at the time of evaluation. Reserve risk is measured for general non-life
insurance.

i)	Measurement and management

①	Measurement of insurance risk
The insurance risk is measured by using the standard model (Article
7-2,
Paragraph 4 of the Insurance Industry Supervision Regulations) and calculated by dividing the insurance price risk and the reserve risk, and considering the diversification effect on the assumption that the two risks are mutually independent. Insurance price risk is calculated by multiplying the premium held by insurance product category by the risk coefficient, and reserve risk is calculated by multiplying the risk coefficient by the reserve payable by insurance product category of general non-life
insurance.

②	The method of insurance risk management
The Group sets an insurance risk permissible limit every year, monitors compliance with the limit, and executes in accordance with preset countermeasures when the limit is exceeded. In addition, underwriting guidelines, retention, and reinsurance strategies are established and operated so that risks can be retained at an appropriate level for each type of insurance.

ii)	The target of insurance risk management
The insurance risk management targets of the Group are the appropriateness of the insurance price and the adequacy of the reserve, and are identified as follows.

-	Appropriateness of insurance price: Changes in the ratio of incurred loss to premium for earned risk (risk loss ratio) are being verified.
-
Adequacy of reserve: Based on the insurance industry supervision regulation, an evaluation of conducted for the adequacy of reserves and a report on the review of reserve requirements is submitted to the Financial Supervisory Service.

iii)	Insurance price
The product development department of the Group proceeds with product development according to the product development and approval process so that the related department can fully review and make decisions about possible risks in the development and sale of new products. In addition, pre-analysis
and evaluation are conducted, such as analysis of the adequacy of the expected risk rate and expected expense ratio of new products, profit and loss analysis, etc., and a senior actuary confirms the adequacy of the basic documents and related coefficients.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

iv)	Accumulating reserves
The senior accountant regularly verifies the adequacy of the reserve by using the total amount estimation method. Total amount estimation is based on Paid Ladder Development Method (PLDM), Incurred Ladder Development Method (ILDM), Average Payment Method (APM), frequency/severity method, and Bornhuetter-Ferguson method. It is calculated by applying the method allowed under the Supervisory Regulations, etc. In addition, we have submitted a verification opinion on this to the Financial Supervisory Service.

v)	Sensitivity analysis of insurance risk
The Group manages insurance risk by conducting sensitivity analysis based on the discount rate, claim payment rate, retention rate and expense ratio, etc. that are judged to have a significant impact on the amount, timing and uncertainty of the future cash flow of the insurer.

vi)	Concentration of insurance risk and reinsurance
Every year, a reinsurance operation strategy for each item (automotive/general) is established and implemented after deliberation and resolution by the Risk Management Committee. The reinsurance operation strategy is established after reviewing its adequacy based on the Group’s underlying assets, insurance risk level, and reinsurance cost.

•	Objective of reinsurance transactions

•	Setting acceptable risk holding limits and planning for ceding reinsurance

•	Monitoring method for adequacy of reinsurance operation

•	Method for selecting reinsurers and reinsurance brokers and criteria of security
In principle, reinsurance transactions are executed according to the reinsurance operation strategy, and in the case of underwriting contracts in excess of the holding limit, the Risk Management Committee consider and determine whether or not to underwrite.

vii)	Credit risk from insurance contracts
Credit risk arising from contracts refers to economic losses resulting from the inability to fulfill the obligations specified in the contracts due to default or deterioration of credit ratings of the counterparty, reinsurer. The Group enters into voluntary reinsurance or special contractual reinsurance contracts with reinsurance companies or non-life
insurance companies for a part of the total insurance amount. The holding and reinsurance strategy is the risk transfer strategy of the Group. Holding and ceding are determined through the risk evaluation of each contract. When applying the new holding and reinsurance strategy, the expected profit and loss compared to the existing reinsurance strategy, the expected profit and loss against risk, and the cost of financing are calculated. It is decided by the Risk Management Committee.

viii)	Liquidity risk from insurance contracts
Liquidity risk arising from insurance contracts may result in inability to respond to a request for claim payment due to mismatched fund management or loss due to the raising of high-interest financing to resolve such a mismatch of funds or the unfavorable sale of owned assets. The Group the liquidity gap ratio of general accounts to manage liquidity risk.

F-2
29

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated
Financial
Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

(c)	Insurance liabilities as of December 31, 2021 and 2022 are as follows:

	2021		2022
Policy reserve	~~W~~	54,330,046	54,316,740
Policyholder’s equity adjustment		3,452	(1,616)

	~~W~~	54,333,498	54,315,124

(d)	Policy reserve as of December 31, 2021 and 2022 are as follows:

	2021		2022
Life insurance:
Variable interest rate	~~W~~	29,399,446	27,303,550
Fixed interest rate		24,930,600	26,919,128

		54,330,046	54,222,678

General insurance:
Automotive		—	1,880
General		—	89,297
Long-term		—	2,885

		—	94,062

	~~W~~	54,330,046	54,316,740

F-2
3
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

(e)	The details of policy reserves for insurance risk classification as of December 31, 2021 and 2022 are as follows:

	2021
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	14,515,676	28,443,718	9,078,015	52,037,409	15,609	64	15,673	52,053,082
Guarantee reserve		24,717	284,474	871	310,062	—	—	—	310,062
Unearned premium reserve		1	1,660	—	1,661	8	—	8	1,669
Reserve for outstanding claims		266,157	1,137,858	424,897	1,828,912	14,376	—	14,376	1,843,288
Interest rate difference guarantee reserve		1,734	130	7	1,871	—	—	—	1,871
Mortality gains reserve		6,894	34,085	88	41,067	2	—	2	41,069
Interest gains reserve		23,031	242	12	23,285	—	—	—	23,285
Expense gains reserve		6,068	7,595	—	13,663	—	—	—	13,663
Long term duration dividend reserve		26,799	12,663	7	39,469	—	—	—	39,469
Reserve for policyholder’s profit dividend		1,635	—	—	1,635	—	—	—	1,635
Reserve for losses on dividend insurance contract		953	—	—	953	—	—	—	953

	~~W~~	14,873,665	29,922,425	9,503,897	54,299,987	29,995	64	30,059	54,330,046

F-2
3
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

	2022
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal
Premium reserve	~~W~~	14,123,768	30,270,677	7,589,977	51,984,422	13,556	66	13,622
Guarantee reserve		20,514	278,826	745	300,085	—	—	—
Unearned premium reserve		2	1,642	—	1,644	1	—	1
Reserve for outstanding claims		275,089	1,182,023	338,747	1,795,859	14,154	—	14,154
Interest rate difference guarantee reserve		1,496	106	6	1,608	—	—	—
Mortality gains reserve		5,932	31,100	70	37,102	2	—	2
Interest gains reserve		22,202	209	10	22,421	—	—	—
Expense gains reserve		5,490	7,060	—	12,550	—	—	—
Long term duration dividend reserve		24,550	11,881	6	36,437	—	—	—
Reserve for policyholder’s profit dividend		1,616	—	—	1,616	—	—	—
Reserve for losses on dividend insurance contract		1,155	—	—	1,155	—	—	—

	~~W~~	14,481,814	31,783,524	7,929,561	54,194,899	27,713	66	27,779

	2022
	General insurance
	Automotive		General	Long-term	Subtotal	Total
Premium reserve	~~W~~	—	—	2,814	2,814	52,000,858
Guarantee reserve		—	—	—	—	300,085
Unearned premium reserve		—	86,699	—	86,699	88,344
Reserve for outstanding claims		1,880	2,598	71	4,549	1,814,562
Interest rate difference guarantee reserve		—	—	—	—	1,608
Mortality gains reserve		—	—	—	—	37,104
Interest gains reserve		—	—	—	—	22,421
Expense gains reserve		—	—	—	—	12,550
Long term duration dividend reserve		—	—	—	—	36,437
Reserve for policyholder’s profit dividend		—	—	—	—	1,616
Reserve for losses on dividend insurance contract		—	—	—	—	1,155

	~~W~~	1,880	89,297	2,885	94,062	54,316,740

F-2
3
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

(f)	Changes in policy reserves

Changes	in policy reserves for the year ended December 31, 2021 and 2022 are as follows

	2021
	Insurance contracts with fixed-interest		Insurance contracts with variable-interest	Total
Beginning balance	~~W~~	23,414,098	29,977,303	53,391,401
Reserve (*)		1,516,502	(577,857)	938,645

Ending balance	~~W~~	24,930,600	29,399,446	54,330,046

(*)	This is the amount of provision for insurance contract liabilities less changes in reinsurance assets and includes effects from changes in foreign exchange rate .

	2022
	Life insurance				General insurance
	Insurance contracts with fixed-interest		Insurance contracts with variable-interest	Subtotal	Automotive	General	Long-term	Subtotal	Total
Beginning balance	~~W~~	24,930,600	29,399,446	54,330,046	—	—	—	—	54,330,046
Reserve (*)		1,988,528	(2,095,896)	(107,368)	978	20,127	1,551	22,656	(84,712)
Business combination (Note 47)		—	—	—	902	69,170	1,334	71,406	71,406

Ending balance	~~W~~	26,919,128	27,303,550	54,222,678	1,880	89,297	2,885	94,062	54,316,740

(*)	This is the amount of provision for insurance contract liabilities less changes in reinsurance assets and includes effects from changes in foreign exchange rate.

(g)	Changes in policy reserves by insurance risk classification

	2021
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Sub total	Total
Beginning balance	~~W~~	14,936,578	28,074,444	10,346,489	53,357,511	33,828	62	33,890	53,391,401
Reserve (reversal) (*)		(62,913)	1,847,981	(842,592)	942,476	(3,833)	2	(3,831)	938,645

Ending balance	~~W~~	14,873,665	29,922,425	9,503,897	54,299,987	29,995	64	30,059	54,330,046

(*)	This is the amount of provision for insurance contract liabilities less changes in reinsurance assets and includes effects from changes in foreign exchange rate.

F-2
3
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

	2022
	Individual insurance					Group insurance			General insurance
	Pure endowment		Death	Endowment	Sub total	Pure protection	Savings	Sub total	Auto- motive	General	Long- term	Sub total	Total
Beginning balance	~~W~~	14,873,665	29,922,425	9,503,897	54,299,987	29,995	64	30,059	—	—	—	—	54,330,046
Reserve (reversal) (*)		(391,851)	1,861,099	(1,574,336)	(105,088)	(2,282)	2	(2,280)	978	20,127	1,551	22,656	(84,712)
Business combination (Note 47)		—	—	—	—	—	—	—	902	69,170	1,334	71,406	71,406

Ending balance	~~W~~	14,481,814	31,783,524	7,929,561	54,194,899	27,713	66	27,779	1,880	89,297	2,885	94,062	54,316,740

(*)	This is the amount of provision for insurance contract liabilities less changes in reinsurance assets and includes effects from changes in foreign exchange rate.

F-2
3
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

(h)	Reinsurance credit risk as of December 31, 2021 and 2022 are as follows:

	2021			2022
	Reinsurance assets		Reinsurance account receivable	Reinsurance assets	Reinsurance account receivable
AAA	~~W~~	—	—	22,687	4,525
AA- to AA+		15,310	23,472	33,859	53,317
A- to A+		31,740	46,615	274,704	93,633
Unrated		—	—	118	204

	~~W~~	47,050	70,087	331,368	151,679

(i)	Income or expenses on insurance for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Insurance income:
Premium income	~~W~~	7,037,308	6,255,872	6,258,858
Reinsurance income (*1)		152,892	153,534	182,566
Provision for insurance liabilities (*1),(*2)		—	—	342,088
Separate account income		57,553	75,117	107,393

		7,247,753	6,484,523	6,890,905

Insurance expenses:
Claims paid		5,564,875	5,346,364	6,467,553
Reinsurance premium expenses (*1)		167,215	175,282	456,732
Provision for insurance liabilities (*1),(*2)		1,311,252	933,875	—
Separate account expenses		57,553	75,116	107,394
Acquisition costs		802,942	687,469	662,244
Collection expenses and discount fee		19,922	16,810	18,575
Deferred acquisition costs		(486,972)	(397,196)	(398,660)
Amortization of deferred acquisition costs		414,898	422,189	404,300

		7,851,685	7,259,909	7,718,138

Net loss on insurance	~~W~~	(603,932)	(775,386)	(827,233)

(*1)	It includes reinsurance expenses of ~~W~~ 244,855 million, reinsurance income of ~~W~~ 7,314 million and reversal of insurance liabilities of ~~W~~ 242,071 million due to the joint reinsurance entered during 2022 .
(*2)	Interest expenses on savings insurance contracts are included.

F-2
3
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

(j)	Maturity of premium reserve as of December 31, 2021 and 2022 are as follows:

	2021
	Less than or equal to 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Life insurance:
Variable interest rate	~~W~~	906,017	1,492,275	1,420,942	653,388	2,001,348	20,082,744	26,556,714
Fixed interest rate		99,289	471,909	772,549	687,077	2,072,122	21,393,422	25,496,368

Ending balance	~~W~~	1,005,306	1,964,184	2,193,491	1,340,465	4,073,470	41,476,166	52,053,082

	2022
	Less than or equal to 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Life insurance:
Variable interest rate	~~W~~	616,479	911,463	856,451	650,770	1,847,433	19,601,653	24,484,249
Fixed interest rate		223,095	546,105	1,011,399	698,021	1,979,082	23,056,093	27,513,795

		839,574	1,457,568	1,867,850	1,348,791	3,826,515	42,657,746	51,998,044
General insurance:
Long-term		—	—	—	40	2,774	—	2,814

Ending balance	~~W~~	839,574	1,457,568	1,867,850	1,348,831	3,829,289	42,657,746	52,000,858

(k)	Liability adequacy test, LAT
[Shinhan Life Insurance Co., Ltd.]
i) Scope
Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2022. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost and Loan on policy in accordance with the Article
6-3
of Regulation on Supervision of Insurance Business Act.
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

iii) Assumptions and basis of calculation applied
The assumptions and basis of calculation applied to calculate the estimates of future cash flows when performing liability adequacy test for the years ended December 31, 2021 and 2022 are as follows. The criteria of Insurance contract liability adequacy test were changed during the period, and the Group has applied the change in the accounting policy as it provides more reliable and relevant information on the estimate of future cash flows, and the notes as of December 31, 2021 and January 1, 2021 have been restated.

Assumptions
	January 1, 2021	December 31, 2021	December 31, 2022	Assumption applied and calculation method
Discount rate	Shinhan Life Insurance Co., Ltd. -3.623% ~ 23.477% Orange Life Insurance Co., Ltd. -3.623% ~ 23.477%	-3.39% ~ 19.541%	-2.838% ~ 21.144%	The interest rate scenario calculated and presented by the Financial Supervisory Service as a scenario in which a liquidity premium is added to the risk-free rate of return scenario.

Mortality rate	Shinhan Life Insurance Co., Ltd. 10.38% ~ 585.90% Orange Life Insurance Co., Ltd. 15% ~ 255%	16% ~ 751%	9% ~ 771%
• Death due to other causes: Based on the statistics illustrating the past five-year experience, the ratio of premiums to on-level
risk premiums by risk collateral and time elapsed.
• Death due to natural causes: The ratio of actual mortality to the latest expected mortality

Surrender ratio	Shinhan Life Insurance Co., Ltd. 0.53% ~ 29.83% Orange Life Insurance Co., Ltd. 0% ~ 61%	0% ~ 84%	0% ~ 78%	Lapse rate by sales channel, product, and time elapsed for the past five years.

F-23
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

iv) The result of liability adequacy test as of January 1, 2021 and December 31, 2021 and 2022 are as follows:
<Shinhan Life Insurance>

	January 1, 2021
	Provisions for test		LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	598,793	1,371,496	(772,703)
Variable interest		915,382	1,062,384	(147,002)
Non- Participating:
Fixed interest		7,230,482	4,222,670	3,007,812
Variable interest		14,456,394	13,753,963	702,431
Variable type		165,259	61,212	104,047

	~~W~~	23,366,310	20,471,725	2,894,585

	December 31, 2021
	Provisions for test		LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	1,371,625	2,098,387	(726,762)
Variable interest		2,099,040	3,024,911	(925,871)
Non- Participating:
Fixed interest		18,749,426	8,155,797	10,593,629
Variable interest		23,059,035	21,378,217	1,680,818
Variable type		109,753	(1,437,388)	1,547,141

	~~W~~	45,388,879	33,219,924	12,168,955

	December 31, 2022
	Provisions for test		LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	1,388,054	1,679,179	(291,125)
Variable interest		2,082,019	2,890,311	(808,292)
Non- Participating:
Fixed interest		20,382,784	6,245,441	14,137,343
Variable interest		21,124,126	17,994,755	3,129,371
Variable type		147,988	(1,104,320)	1,252,308
Co-reinsurance		240,720	135,465	105,255

	~~W~~	45,365,691	27,840,831	17,524,860

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

<Orange Life Insurance>

	January 1, 2021
	Provisions for test		LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	745,614	793,719	(48,105)
Variable interest		1,174,807	1,698,984	(524,177)
Non- Participating:
Fixed interest		10,061,004	5,850,160	4,210,844
Variable interest		9,190,507	8,998,793	191,714
Variable type		(15,032)	(1,548,878)	1,533,846

	~~W~~	21,156,900	15,792,778	5,364,122

[Shinhan EZ General Insurance, Ltd.]
i) Scope
Liability adequacy tests are performed on the premium reserve and unearned premium reserve for the contracts held at December 31, 2022. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the Article
6-3
of Regulation on Supervision of Insurance Business Act.
ii) Output overview
In the debt appraisal system, the insurance premium surplus method is applied to calculate premium deficits. Premium deficiency refers to deficiency when the amount of accumulated reserve is insufficient due to a decrease in the interest rate after the sale of the product or an increase in the risk rate compared with the expected basic rate at the time of product development.
The insurance premium standard inspection method is a method of calculating the reserve amount based on the present value of total income reflecting the interest rate, the risk rate, the business ratio, the cancelation rate, etc. and the present value of the total expenditure, that is, business ratio, risk rate, and cancelation rate calculated based on the Group’s own experience, which reflects company-specific characteristics, and does not reflect subjective factors such as management’s willingness to improve management.

F-2
39

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

iii) Assumptions and basis of calculation applied
The assumptions and basis of calculation applied to calculate the estimates of future cash flows when performing liability adequacy test for the year ended December 31, 2022 are as follows.

	Assumptions
	January 1, 2021	December 31, 2021	December 31, 2022	Assumption applied and calculation method
Long-term (*):

Discount rate	-3.623%~23.477%	-3.39%~19.541%	-2.838%~21.144%	The interest rate scenario calculated and presented by the Financial Supervisory Service as a scenario in which a liquidity premium is added to the risk-free rate of return scenario.

Loss rate	3%~365%	19%~131%	49%~145%	Due to lack of empirical statistics, the application of long-term non-life insurance industry statistics and risk rates applied to calculating product prices by insurance coverage

Lapse ratio	0%~15%	0%~17%	0%~18%	Due to lack of empirical statistics, the application of long-term non-life insurance industry statistics

General:

Loss rate	39%	36%	37%	Based on the statistics illustrating the past five-year experience, the ratio of incurred loss to earned premium

Loss Assumed Expense ratio	11%	21%	19%	Based on the statistics illustrating the past three-year experience, the ratio of best estimated LAE(Loss Assumed Expense) ratio

Administration expense ratio	63%	62%	70%	Based on the statistics illustrating the past one-year experience, the ratio of best estimated expense ratio

(*)
Among the expense ratios, the new acquisition cost was calculated based on the amount to be executed in the future in accordance with related regulations such as internal recruitment allowance regulations, and the maintenance cost was calculated for each cost driver based on experience statistics for the last year.

F-2
4
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Liability under insurance contracts (continued)

iv) The result of liability adequacy test as of January 1, 2021 and December 31, 2021 and 2022 are as follows:

	January 1, 2021
	Provisions for test		LAT base	Premium surplus (loss)
Long-term	~~W~~	—	(1,610)	1,610
General		21,453	19,188	2,265

	~~W~~	21,453	17,578	3,875

	December 31, 2021
	Provisions for test		LAT base	Premium surplus (loss)
Long-term	~~W~~	12	2,496	(2,484)
General		53,442	53,663	(221)

	~~W~~	53,454	56,159	(2,705)

	December 31, 2022
	Provisions for test		LAT base	Premium surplus (loss)
Long-term	~~W~~	16	2,627	(2,611)
General		85,187	86,699	(1,512)

	~~W~~	85,203	89,326	(4,123)

F-2
4
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Other liabilities
Other liabilities as of December 31, 2021 and 2022 are as follows:

	2021		2022
Lease liabilities (*)	~~W~~	612,690	623,339
Accounts payable		14,041,740	12,452,551
Accrued expenses		3,273,939	4,416,908
Dividend payable		32,275	34,698
Advance received		177,121	186,134
Unearned income		397,010	451,757
Withholding value-added tax and other taxes		673,294	750,547
Securities deposit received		1,985,269	2,451,521
Foreign exchange settlement pending		221,521	359,422
Domestic exchange settlement pending		1,890,408	2,308,574
Payable from trust account		5,191,901	6,579,457
Due to agencies		887,400	718,082
Deposits for subscription		133,550	18,931
Separate account liabilities		9,834,895	8,004,363
Sundry liabilities		1,563,832	2,149,043
Others		126,455	81,148
Present value discount		(52,464)	(97,703)

	~~W~~	40,990,836	41,488,772

(*)
As of December 31, 2021 and 2022, the Group accounts for the lease liabilities as other liabilities. For the year ended December 31, 2021, the amount of variable lease payments that are not included in the measurement of lease liabilities is
~~W~~
79 million, cash outflows from leases are
~~W~~
283,470 million, and interest expense on lease liabilities is
~~W~~
10,873 million. For the year ended December 31, 2022, the amount of variable lease payments that are not included in the measurement of lease liabilities is
~~W~~
12,337 million, cash outflows from leases are
~~W~~
279,406 million, and interest expense on lease liabilities is
~~W~~
13,379 million
.

F-2
4
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity

(a)	Equity as of December 31, 2021 and 2022 are as follows:

	2021		2022
Capital stock:
Common stock	~~W~~	2,608,176	2,608,176
Preferred stock		361,465	361,465

		2,969,641	2,969,641

Hybrid bond		3,334,531	4,196,968

Capital surplus:
Share premium		11,352,819	11,352,819
Others		742,224	742,224

		12,095,043	12,095,043

Capital adjustments		(664,429)	(582,859)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(614,872)	(3,053,865)
Gain (loss) on financial assets at fair value through profit or loss (Overlay approach)		141,821	(78,276)
Equity in other comprehensive income of associates		7,595	(8,126)
Foreign currency translation adjustments for foreign operations		(125,219)	(112,283)
Net loss from cash flow hedges		(26,471)	(96,965)
Other comprehensive loss of separate account		(22,850)	(136,057)
Remeasurement of net defined benefit liabilities (assets)		(343,124)	(91,993)
Changes in own credit risk on financial liabilities designated under fair value option		(1,816)	(5,155)

		(984,936)	(3,582,720)

Retained earnings (*1),(*2),(*3)		30,541,300	33,342,633
Non-controlling interest (*4),(*5)		2,247,272	2,691,716

	~~W~~	49,538,422	51,130,422

(*1)	As of December 31, 2021 and 2022, profits reserved by the Group as of Article 53 of the Financial Holding Companies Act amounted to ~~W~~ 2,432,039 million and ~~W~~ 2,573,435 million, respectively.
(*2)	As of December 31, 2021 and 2022, the regulatory reserves for loan losses the Group appropriated in retained earnings are ~~W~~ 15,552 million and ~~W~~ 18,524 million, respectively.
(*3)	As of December 31, 2022, profit dividends within retained earnings of subsidiaries of the Group restricted in accordance with laws, etc. are amounted to ~~W~~ 7,428,897 million.
(*4)
As of December 31, 2021 and 2022, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd. have recognized as non-controlling
interests are
~~W~~
2,035,762 million and
~~W~~
2,537,569 million, respectively. And, for the years ended December 31, 2021 and 2022, the amounts of dividends paid for the hybrid bonds by Shinhan Bank, Jeju Bank, Shinhan Capital

F-2
4
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity (continued)

Co,.Ltd. and Shinhan Life Insurance Co., Ltd. ~~W~~ 71,746 million and ~~W~~ 81,262 million, respectively, are allocated to profit attributed to non-controlling interest.
(*5)
During the year ended December 31, 2021,
non-controlling
interests decreased by
~~W~~
59,709 million due to the acquisition of the remaining shares by Shinhan Asset Management Co., Ltd. During the year ended December 31, 2022, non-controlling
interests decreased by
~~W~~
89,912 million due to the acquisition of remaining shares by Shinhan Asset Trust Co., Ltd., and non-controlling
interests increased by
~~W~~
19,454 million due to
paid-in
capital increase of Shinhan EZ General Insurance, Ltd.

(b)	Capital stock
Capital stock of the Group as of December 31, 2021 and 2021 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks as of December 31, 2021		516,599,554
Number of issued common stocks as of December 31, 2022		508,784,869
Number of issued preferred stocks as of December 31, 2021 and 2022		17,482,000
The details of changes in the number of common shares outstanding as of December 31, 2021 and 2022 are as follows:

	2021		2022

Beginning balance	~~W~~	515,894,758	516,593,202
Increase		700,870	—
Decrease		(2,426)	(7,814,685)
Ending balance	~~W~~	516,593,202	508,778,517

(c)	The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative participating)	2020.05.01~2023.04.30

(*)
Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

F-2
4
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity (continued)

(d)	Hybrid bonds
Hybrid bonds classified as other equity instruments as of December 31, 2021 and 2022 are as follows:

	Issue date	Maturity date	Interest rate (%)	2021		2022
KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	3.77		134,683	—
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.08		134,678	134,678
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	August 29, 2018	Perpetual bond	4.15		398,679	398,679
	June 28, 2019	Perpetual bond	3.27		199,476	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		—	560,438
	January 25, 2022	Perpetual bond	4.00		—	37,853
	August 26, 2022	Perpetual bond	4.93		—	343,026
	August 26, 2022	Perpetual bond	5.15		—	55,803

USD	August 13, 2018	Perpetual bond	5.88		559,526	559,526
	May 12, 2021	Perpetual bond	2.88		556,007	556,007

				~~W~~	3,334,531	4,196,968

(*)	For the year ended December 31, 2022, the deduction for capital related to hybrid bonds issued is ~~W~~ 2,880 million.
The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition.

(e)	Capital adjustments
Changes in capital adjustments for the years ended December 31, 2021 and 2022 are as follows:

	2021		2022
Beginning balance	~~W~~	(687,935)	(664,429)
Acquisition of treasury stocks		(79)	(300,000)
Disposal and retirement of treasury stocks		23,589	300,000
The acquisition commitment amount for subsidiaries’ remaining shares		—	86,711
Repayments of hybrid bonds		—	(317)
Other transactions with owners		(4)	(4,824)

Ending balance	~~W~~	(664,429)	(582,859)

F-2
4
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity (continued)

(f)	Accumulated other comprehensive income
Changes in accumulated other comprehensive income for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on securities at fair value through other comprehensive income		Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen- sive income (loss) of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)
Change due to fair value		(1,110,290)	(31,924)	6,517	—	—	(56,484)	—	(3)	21,408	(1,526)	(1,172,302)
Reclassification:
Change due to impairment or disposal		(114,399)	—	—	—	—	—	—	—	—	—	(114,399)
Effect of hedge accounting		—	—	—	—	(209,869)	—	—	—	—	—	(209,869)
Hedging		10,627	—	—	(74,525)	239,800	—	—	—	—	—	175,902
Effects from changes in foreign exchange rate		—	—	—	333,059	—	—	—	—	673	—	333,732
Remeasurements of the defined benefit plans		—	—	—	—	—	—	59,441	—	—	—	59,441
Deferred income taxes		334,391	11,826	(3,769)	(6,226)	(8,231)	15,211	(16,164)	1	(16,061)	(1,272)	309,706
Transfer to other account		—	—	—	—	—	—	—	—	29,421	6,153	35,574
Non-controlling interests		2,547	—	—	(466)	—	—	(621)	—	—	—	1,460

Ending balance	~~W~~	(730,295)	141,821	7,623	(125,219)	(26,471)	(22,850)	(343,124)	(28)	115,423	(1,816)	(984,936)

F-24
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity (continued)

	2022
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on securities at fair value through other comprehensive income		Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen- sive income (loss) of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(730,295)	141,821	7,623	(125,219)	(26,471)	(22,850)	(343,124)	(28)	115,423	(1,816)	(984,936)
Change due to fair value		(3,340,230)	(299,934)	(16,914)	—	—	(153,594)	—	9	19,610	(5,919)	(3,796,972)
Reclassification:
Change due to impairment or disposal		(37,142)	—	(7,333)	—	—	—	—	—	—	—	(44,475)
Effect of hedge accounting		—	—	—	—	(190,372)	—	—	—	—	—	(190,372)
Hedging		63,480	—	—	(25,793)	90,328	—	—	—	—	—	128,015
Effects from changes in foreign exchange rate		—	—	—	40,679	—	—	—	—	(823)	—	39,856
Remeasurements of the defined benefit plans		—	—	—	—	—	—	348,248	—	—	—	348,248
Deferred income taxes (*)		866,180	79,837	8,489	(154)	29,550	40,387	(96,257)	(14)	(11,520)	1,170	917,668
Transfer to other account		—	—	—	—	—	—	—	42	(2,134)	1,410	(682)
Non-controlling interests		3,586	—	—	(1,796)	—	—	(860)	—	—	—	930

Ending balance	~~W~~	(3,174,421)	(78,276)	(8,135)	(112,283)	(96,965)	(136,057)	(91,993)	9	120,556	(5,155)	(3,582,720)

(*)	The effect of the tax rate change due to the revision of the tax law at the end of 2022 was reflected.

F-24
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity (continued)

(g)	Appropriation of retained earnings
The appropriation of retained earnings for the years ended December 31, 2021 and 2022 are as follows:

	2021		2022
Date of appropriation:	March 24, 2022		March 23, 2023

Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,355,358	5,461,771
Retirement of treasury stock		—	(300,661)
Dividend to hybrid bonds		(116,388)	(156,277)
Interim dividends		(299,082)	(637,598)
Net income		1,413,956	1,249,251

		6,353,844	5,616,486
Appropriation of retained earnings:
Legal reserve		(141,396)	(124,925)
Dividends
Dividends on common stocks paid		(723,230)	(440,093)
Dividends on preferred stocks paid		(24,475)	(15,122)
Regulatory reserve for loan losses		(2,972)	(2,554)
Loss on repayments of hybrid bonds		—	(317)

		(892,073)	(583,011)

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,461,771	5,033,475

(*)	These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Finance Group.

(h)	Regulatory reserve for loan losses
In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.
i) Changes in regulatory reserve for loan losses including
non-controlling
interests as of December 31, 2021 and 2022 are as follows:

	2021		2022
Beginning balance	~~W~~	3,329,899	3,699,315
Planned regulatory provision (reversal) of loan losses		369,416	(37,228)

Ending balance	~~W~~	3,699,315	3,662,087

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Equity (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2021 and 2022 are as follows:

	2021		2022
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,019,254	4,642,292
Provision for regulatory reserve for loan losses		(364,882)	37,614

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	3,654,372	4,679,906

Basic and diluted earnings per share adjusted for regulatory reserve in won (*)		6,625	8,525

(*)	Dividends for hybrid bonds are deducted.

(i)	Treasury stock
The acquisitions of treasury stock for the years ended December 31, 2021 and 2022 are as follows:

	2021			2022 (*)
	The number of share	Carrying value		The number of share	Carrying value

Beginning balance	704,796	~~W~~	28,215	6,352	~~W~~	227
Acquisition	2,426		79	7,814,685		300,000
Disposal	(700,870)		(28,067)	—		—
Retirement	—		—	(7,814,685)		(300,000)

Ending balance	6,352	~~W~~	227	6,352	~~W~~	227

(*)
The controlling company has acquired treasury stocks for retirement for the years ended December 31, 2022 and completed retirement of treasury stocks by retained earnings on April 25 (3,665,423 shares) and November 23, 2022 (4,149,262 shares).

F-2
49

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

30.	Dividends

(a)	For the year ended December 31, 2022, the interim dividends paid are as follows:

Dividend base date		Amount
March 31, 2022 (1 st Quarter)	Common stock ( ~~W~~ 400 per share)	~~W~~	206,277
	Convertible preferred stock ( ~~W~~ 400 per share)		6,993

		~~W~~	213,270

June 30, 2022 (2 nd Quarter)	Common stock ( ~~W~~ 400 per share)	~~W~~	205,171
	Convertible preferred stock ( ~~W~~ 400 per share)		6,993

		~~W~~	212,164

September 30, 2022 (3 rd Quarter)	Common stock ( ~~W~~ 400 per share)	~~W~~	205,171
	Convertible preferred stock ( ~~W~~ 400 per share)		6,993

		~~W~~	212,164

		~~W~~	637,598

(b)	Details of dividends recognized as distributions to stockholders for the years ended December 31, 2021 and 2022 are as follows:

	2021		2022(*1)

Common Stock:
Total number of shares issued and outstanding		516,599,554	508,784,869
Par value per share in won		5,000	5,000
Dividend per share in won		1,400	865
Dividends (*2)	~~W~~	723,230	440,093

Dividend rate per share		28.0%	17.3

Preferred Stock:
Total number of shares issued and outstanding		17,482,000	17,482,000
Par value per share in won		5,000	5,000
Dividend per share in won		1,400	865
Dividends	~~W~~	24,475	15,122

Dividend rate per share		28.0%	17.3

(*1)	The current dividend(plan) was decided on March 23, 2023. The amount of dividends was not recognized as a distribution to the owner during the period.
(*2)	Dividends on own shares held by the Group are excluded.

F-2
5
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

30.	Dividends (continued)

(c)	The details of dividends paid by the Group related to the preferred stock issued for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock	17,482,000	1,960	34,265	42,900	4.57

	2022
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock	17,482,000	2,065	36,101	42,900	4.81

(d)	Dividends for hybrid bond is calculated as follows for the years ended December 31, 2021 and 2022:

	2021		2022

Amount of hybrid bond	~~W~~	3,347,700	4,212,700
Interest rate		2.88 ~ 5.88%	2.88 ~ 5.88

Dividends	~~W~~	116,388	156,277

31.	Net interest income
Net interest income for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Interest income:
Cash and due from banks at amortized cost	~~W~~	128,023	85,846	272,407
Deposits at FVTPL		13,888	1,298	1,329
Securities at FVTPL		742,958	659,927	870,441
Securities at FVOCI		957,817	896,027	1,209,153
Securities at amortized cost		1,076,849	1,091,974	1,275,368
Loans at amortized cost		11,697,775	11,889,767	16,316,497
Loans at FVTPL		73,991	35,587	69,146
Others		82,695	63,804	94,325

		14,773,996	14,724,230	20,108,666

Interest expense:
Deposits		(2,842,625)	(2,173,804)	(4,642,670)
Financial liabilities designated at FVTPL		—	—	(1,296)
Borrowings		(426,607)	(330,548)	(938,641)
Debt securities issued		(1,554,544)	(1,390,230)	(1,901,458)
Others		(67,520)	(60,323)	(160,920)

		(4,891,296)	(3,954,905)	(7,644,985)

Net interest income	~~W~~	9,882,700	10,769,325	12,463,681

F-2
5
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

32.	Net fees and commission income
Net fees and commission income for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Fees and commission income:
Credit placement fees	~~W~~	94,836	71,480	68,002
Commission received as electronic charge receipt		143,449	148,626	147,727
Brokerage fees		546,236	577,238	341,634
Commission received as agency		145,162	146,662	136,114
Investment banking fees		161,439	188,644	232,512
Commission received in foreign exchange activities		239,467	271,808	295,161
Trust management fees		255,043	310,376	308,353
Credit card fees		1,170,078	1,175,084	1,202,129
Operating lease fees (*)		245,173	365,447	478,374
Others		813,591	884,520	900,570

		3,814,474	4,139,885	4,110,576

Fees and commission expense:
Credit-related fee		(46,456)	(38,668)	(37,331)
Credit card fees		(849,256)	(836,990)	(895,787)
Others		(535,829)	(589,230)	(651,892)

		(1,431,541)	(1,464,888)	(1,585,010)

Net fees and commission income	~~W~~	2,382,933	2,674,997	2,525,566

(*)	Among operating lease fees recognized for the years ended December 31, 2020, 2021 and 2022, there is no variable lease fee income which does not vary by index or rate.

33.	Dividend income
Dividend income for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Securities at FVTPL	~~W~~	76,453	100,315	115,533
Securities at FVOCI		21,503	24,216	26,996

	~~W~~	97,956	124,531	142,529

F-2
5
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

34.	Net gain (loss) on financial instruments measured at fair value through profit or loss
Net gain(loss) on financial instruments measured at fair value through profit or loss for the ended December 31, 2020 2021 and 2022 are as follows:

	2020		2021	2022
Net gain (loss) on due from banks measured at FVTPL
Gain (loss) on valuation	~~W~~	1,267	(296)	(10,600)
Gain (loss) on sale		28,461	(1,479)	—

		29,728	(1,775)	(10,600)

Net gain (loss) on loans measured at FVTPL Loss on valuation		(204,702)	(78,416)	(35,652)
Gain on sale		17,516	15,312	14,063

		(187,186)	(63,104)	(21,589)

Net gain (loss) on securities measured at FVTPL
Debt securities
Gain (loss) on valuation		41,208	97,281	(432,967)
Gain (loss) on sale		72,338	(92,230)	(86,011)
Other gains		331,837	506,980	573,600

		445,383	512,031	54,622

Equity securities
Gain (loss) on valuation		134,922	180,363	(67,022)
Gain (loss) on sale		283,265	199,702	(124,557)

		418,187	380,065	(191,579)

Other
Gain on valuation		22,690	9,316	2,089

		886,260	901,412	(134,868)

Net gain (loss) on financial liabilities measured at FVTPL
Debt securities
Gain (loss) on valuation		(48,261)	(7,745)	41,317
Gain (loss) on disposal		82,724	(67,522)	53,067

		34,463	(75,267)	94,384

Other
Loss on valuation		(83,316)	(26,224)	(38,997)
Gain on disposal		8,313	3,489	2,724

		(75,003)	(22,735)	(36,273)

		(40,540)	(98,002)	58,111

Derivatives:
Gain (loss) on valuation		245,681	(64,128)	(719,766)
Gain (loss) on transaction		(661,113)	429,228	524,599

		(415,432)	365,100	(195,167)

	~~W~~	272,830	1,103,631	(304,113)

F-2
5
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

35.	Net gain (loss) on financial instruments designated at fair value through profit or loss
Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Financial liabilities designated at fair value through profit or loss:
Debt securities issued:
Gain on valuation	~~W~~	—	—	2,673
Compound financial instruments :
Gain on valuation		241,066	423,914	804,068
Loss on sale and redemption		(42,827)	(512,215)	(229,799)

		198,239	(88,301)	574,269

	~~W~~	198,239	(88,301)	576,942

36.	Reversal of (provision for) credit loss allowance
Reversal of (provision for) credit loss allowance on financial assets for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Allowance provided:
Loans at amortized cost	~~W~~	(1,290,695)	(907,070)	(1,244,424)
Other financial assets at amortized cost		(33,785)	(52,162)	(32,779)
Securities at fair value through other comprehensive income		(3,829)	(19,697)	—
Unused credit line and financial guarantee		(52,795)	—	(19,132)
Securities at amortized cost		(1,075)	(5,305)	—

		(1,382,179)	(984,234)	(1,296,335)

Allowance reversed:
Securities at fair value through other comprehensive income	~~W~~	—	—	3,748
Securities at amortized cost		—	—	291
Unused credit commitment and financial guarantee		—	9,549	—

		—	9,549	4,039

	~~W~~	(1,382,179)	(974,685)	(1,292,296)

F-2
5
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

37.	General and administrative expenses
General and administrative expenses for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022

Employee benefits:
Salaries	~~W~~	3,034,543	3,283,436	3,423,186
Severance benefits:
Defined contribution		36,660	38,577	38,902
Defined benefit		184,753	192,614	169,882
Termination benefits		94,723	268,089	154,012

		3,350,679	3,782,716	3,785,982

Entertainment		34,963	38,552	46,359
Depreciation		475,506	490,457	516,164
Amortization		129,976	155,202	186,448
Taxes and utility bills		197,996	187,432	226,197
Advertising		204,308	280,780	339,955
Research		20,271	25,320	29,289
Others		798,774	782,629	883,120

	~~W~~	5,212,473	5,743,088	6,013,514

38.	Share-based payments

(a)	Performance shares granted as of December 31, 2022 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions	Relative stock price linked (20.0%), management index (80.0%)
Exercising period	4 years from the commencement date of the year to which the grant date belongs
Estimated number of shares vested at December 31, 2022	743,160	2,182,644
Fair value per share in Korean won (*)	~~W~~ 44,222, ~~W~~ 33,122, ~~W~~ 37,387 and ~~W~~ 37,081 for the expiration of exercising period from 2019 to 2022	~~W~~ 35,200

(*)
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

F-2
5
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

38.	Share-based payments (continued)

(b)	Share-based compensation costs for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020
	Employees of
	The controlling company		The subsidiaries	Total

Stock options granted:
6 th	~~W~~	(1)	(4)	(5)
7 th (*)		(18)	(26)	(44)
Performance shares		(257)	(3,902)	(4,159)

	~~W~~	(276)	(3,932)	(4,208)

	2021
	Employees of
	The controlling company		The subsidiaries	Total

Stock options granted:
7 th (*)	~~W~~	(1)	(1)	(2)
Performance shares		4,286	32,899	37,185

	~~W~~	4,285	32,898	37,183

	2022
	Employees of
	The controlling company		The subsidiaries	Total

Stock options granted:
7 th (*)	~~W~~	—	—	—
Performance shares		3,159	25,092	28,251

	~~W~~	3,159	25,092	28,251

(*)	As of December 31, 2021, all stock options have expired.

(c)	Accrued expenses and the intrinsic value as of December 31, 2020, 2021 and 2022 are as follows:

	2020
	Accrued expense (*)
	The controlling company		The subsidiaries	Total

Stock options granted:
7 th	~~W~~	1	1	2
Performance shares		7,201	60,241	67,442

	~~W~~	7,202	60,242	67,444

(*)
The intrinsic value of share-based payments is
~~W~~
67,442 million as of December 31, 2020. For the calculation, the quoted market price of
~~W~~
32,050 per share is used for stock options and the fair value is considered as intrinsic value for performance shares, respectively.

F-25
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

38.	Share-based payments (continued)

	2021(*)
	Accrued expense (*)
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	10,598	82,498	93,096

(*)	As of December 31, 2021, all stock options have expired.

	2022
	Accrued expense
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	12,746	91,469	104,215

39.	Net other operating expense
Other operating income and other operating expense for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Other operating income
Gain on disposal of assets:
Loans at amortized cost	~~W~~	21,348	18,843	33,147
Others:
Gain on hedged items		536,768	501,676	1,122,823
Reversal of allowance for guarantees and acceptances		2,709	—	410
Gain on other trust accounts		—	44,238	142
Reversal of other allowance		850	8,886	13,348
Others		164,999	356,611	448,640

		705,326	911,411	1,585,363

		726,674	930,254	1,618,510

Other operating expense
Loss on disposal of assets:
Loans at amortized cost		(18,675)	(347)	(5,533)
Others:
Loss on hedged items		(605,808)	(518,891)	(1,089,220)
Fund contribution		(367,993)	(397,884)	(440,715)
Provision for guarantees and acceptances		—	(3,457)	—
Provision for other debt allowances		(16,862)	(52,123)	(22,721)
Depreciation of operating lease assets		(163,006)	(257,033)	(351,208)
Others		(924,796)	(1,190,546)	(1,458,617)

		(2,078,465)	(2,419,934)	(3,362,481)

		(2,097,140)	(2,420,281)	(3,368,014)

Net other operating expenses	~~W~~	(1,370,466)	(1,490,027)	(1,749,504)

F-25
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

40.	Net other non-operating income
Other
non-operating
income and other
non-operating
expense for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Other non-operating income
Gain on disposal of assets:
Property and equipment (*1)	~~W~~	64,427	1,836	67,411
Investment property (*1)		20,701	108	29,305
Assets held for sale (*2)		1,147	16,976	448,770
Lease assets		2,712	247	36
Right-of-use assets		3,415	2,986	4,131
Others		24	—	—

		92,426	22,153	549,653

Investments in associates:
Gain on disposal		11,325	39,593	8,965
Reversal of impairment loss		—	—	5,924

		11,325	39,593	14,889

Others:
Rental income on investment property		23,890	35,887	33,366
Reversal of impairment losses on intangible asset		119	372	396
Gain from assets contributed		4	20	4
Gain from bargain purchase		—	—	12,349
Others		66,268	64,272	75,504

		90,281	100,551	121,619

		194,032	162,297	686,161

Other non-operating expense
Loss on disposal of assets:
Property and equipment (*1)		(5,884)	(2,027)	(2,546)
Investment property		—	(2,111)	—
Lease assets		(5,538)	—	(9)
Right-of-use assets		(1,195)	(2,920)	(737)
Others		(64)	(1,186)	(183)

		(12,681)	(8,244)	(3,475)

Investments in associates:
Loss on disposal		(5,754)	(11,002)	(19,045)
Impairment loss		(9,407)	(10,719)	(7,529)

		(15,161)	(21,721)	(26,574)

Others:
Donations		(86,608)	(64,098)	(67,558)
Depreciation of investment properties		(20,165)	(21,616)	(18,115)
Impairment loss on property and equipment		—	(7,594)	—
Impairment loss on intangible assets		(41,429)	(34,916)	(3,158)
Write-off of intangible assets		(474)	(1,346)	(1,822)
Expenses on collection of special bonds		(7,978)	(11,275)	(10,259)
Others (*3)		(344,934)	(518,519)	(215,725)

		(501,588)	(659,364)	(316,637)

		(529,430)	(689,329)	(346,686)

Net other non-operating gain (loss)	~~W~~	(335,398)	(527,032)	339,475

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

40.	Net other non-operating income (continued)

(*1)
Gain and loss on disposal of
sale-and-leaseback
are included in gain and loss on disposal of property, plant, and equipment and gain on disposal of investment property, respectively. Gain on disposal of sale-and-leaseback
for the year ended December 31, 2020 is
~~W~~
9,761 million.

(*2)
Gain and loss on disposal of
sale-and-leaseback
are included in gain and loss on disposal of property and equipment, gain and loss on disposal of investment property and gain on assets held for sale, respectively. Gain on disposal of sale-and-leaseback
for the years ended December 31, 2021 and 2022 are
~~W~~
9,761 million and
~~W~~
443,780 million, respectively.

(*3)
It includes
~~W~~
284,176 million,
~~W~~
466,775 million and
~~W~~
168,020 million, respectively, for the years ended December 31, 2020, 2021 and 2022 of estimated claim for damages that are highly probable to be paid in case of customer losses expected due to redemption delays of Lime CI funds, etc.

41.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Current income tax expense	~~W~~	1,131,254	1,498,819	1,666,075
Temporary differences (*)		131,862	(322,279)	(926,268)
Income tax recognized in other comprehensive income (*)		(7,321)	294,496	877,281

Income tax expenses	~~W~~	1,255,795	1,471,036	1,617,088

(*)
As the corporate tax rate was changed due to the tax law revision in the end of 2022, the effect of the tax rate change was reflected in deferred tax assets (liabilities) expected to be realized 2023 onward.

(b)	Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Profit before income taxes	~~W~~	4,753,871	5,583,664	6,349,251

Income taxes at statutory tax rates		1,301,836	1,530,030	1,735,682
Adjustments:
Non-taxable income		(4,932)	(8,417)	(13,902)
Non-deductible expense		14,529	15,975	16,762
Tax credit		(88)	(159)	(1,233)
Other s		(55,550)	(66,393)	(120,221)

Income tax expense	~~W~~	1,255,795	1,471,036	1,617,088

Effective tax rate		26.42%	26.35	25.47

F-2
59

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

41.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Beginning Balance		Profit or loss	Other comprehensive income (loss)	Ending Balance (*)
Unearned income	~~W~~	(328,278)	(12,714)	—	(340,992)
Account receivable		(29,078)	2,498	—	(26,580)
Financial assets measured at fair value		(142,085)	83,716	325,327	266,958
Investment in associates and etc.		161,270	22,616	(5,624)	178,262
Valuation and depreciation of property and equipment		(150,786)	14,616	—	(136,170)
Derivative asset (liability)		(55,590)	86,234	(8,995)	21,649
Deposits		27,632	(3,202)	—	24,430
Accrued expenses		140,864	13,852	—	154,716
Defined benefit obligation		538,654	26,411	(15,115)	549,950
Plan assets		(553,907)	(47,067)	(870)	(601,844)
Other provisions		312,278	77,268	—	389,546
Allowance for acceptances and guarantees		88,050	(55,588)	—	32,462
Allowance related to asset revaluation		(49,713)	—	—	(49,713)
Allowance for expensing depreciation		(337)	63	—	(274)
Accrued contributions		16,618	19,496	—	36,114
Financial liabilities designated at fair value through profit of loss		(28,226)	(46,429)	—	(74,655)
Allowances		223,651	(91,412)	—	132,239
Constructive dividend		16,291	446	—	16,737
Liability under insurance contracts		1,739	132	—	1,871
Deficit carried over		311	(311)	—	—
Others		(837,736)	(44,441)	(227)	(882,404)

		(648,378)	46,184	294,496	(307,698)

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		284,067	(17,462)	—	266,605

	~~W~~	(364,311)	28,722	294,496	(41,093)

(*)	Deferred tax assets from overseas subsidiaries are increased by ~~W~~ 939 million due to foreign exchange rate movements.

F-2
6
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

41.	Income tax expense (continued)

	2022
	Beginning Balance		Profit or loss	Other comprehensive income (loss)	Ending Balance (*1)(*2)
Unearned income	~~W~~	(340,992)	(9,780)	—	(350,772)
Account receivable		(26,580)	2,885	—	(23,695)
Financial assets measured at fair value		266,958	84,474	937,122	1,288,554
Investment in associates and etc.		178,262	(3,681)	8,829	183,410
Valuation and depreciation of property and equipment		(136,170)	34,750	—	(101,420)
Derivative asset		21,649	207,136	32,965	261,750
Deposits		24,430	12,617	—	37,047
Accrued expenses		154,716	55,021	(9)	209,728
Defined benefit obligation		549,950	23,951	(98,124)	475,777
Plan assets		(601,844)	(36,244)	2,107	(635,981)
Other provisions		389,546	9,304	—	398,850
Allowance for acceptances and guarantees		32,462	(8,039)	—	24,423
Allowance related to asset revaluation		(49,713)	1,822	—	(47,891)
Allowance for expensing depreciation		(274)	72	—	(202)
Accrued contributions		36,114	925	—	37,039
Financial liabilities designated at fair value through profit of loss		(74,655)	(204,434)	—	(279,089)
Allowances		132,239	33,839	—	166,078
Constructive dividend		16,737	450	—	17,187
Liability under insurance contracts		1,871	(15)	—	1,856
Others		(882,404)	(111,817)	(5,609)	(999,830)

		(307,698)	93,236	877,281	662,819

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		266,605	(47,047)	—	219,558

	~~W~~	(41,093)	46,189	877,281	882,377

(*1)	Deferred tax assets from overseas subsidiaries are decreased by ~~W~~ 2,797 million due to foreign exchange rate movements.
(*2)
As the corporate tax rate was changed due to the tax law revision in the end of 2022, the effect of the tax rate change was reflected in deferred tax assets (liabilities) expected to be realized 2023 onward.

F-2
6
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

41.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that are directly charged or credited to equity for the years ended December 31, 2021 and 2022 are as follows:

	January 1, 2021			Changes		December 31, 2021
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	335,800	(108,989)	(1,160,013)	318,331	(824,213)	209,342
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(7,133)	1,961	4,627	(1,272)	(2,506)	689
Foreign currency translation adjustments for foreign operations		(374,944)	(2,117)	258,068	(6,226)	(116,876)	(8,343)
Gain (loss) on cash flow hedges		(67,935)	19,764	29,931	(8,232)	(38,004)	11,532
Equity in other comprehensive income of associates		6,850	(2,000)	6,512	(3,766)	13,362	(5,766)
The accumulated other comprehensive income(loss) in separate account (*)		25,412	(6,988)	(56,484)	15,211	(31,072)	8,223
Remeasurements of the defined benefit liability		(532,176)	146,396	58,820	(16,164)	(473,356)	130,232
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		224,049	(62,130)	(31,924)	11,826	192,125	(50,304)

	~~W~~	(390,077)	(14,103)	(890,463)	309,708	(1,280,540)	295,605

	January 1, 2022			Changes		December 31, 2022
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Loss on valuation of financial assets measured at FVOCI	~~W~~	(824,213)	209,342	(3,293,654)	854,660	(4,117,867)	1,064,002
Loss on financial liabilities measured at FVTPL attributable to changes in credit risk		(2,506)	689	(4,508)	1,170	(7,014)	1,859
Foreign currency translation adjustments for foreign operations		(116,876)	(8,343)	13,091	(155)	(103,785)	(8,498)
Loss on cash flow hedges		(38,004)	11,532	(100,043)	29,551	(138,047)	41,083
Equity in other comprehensive income(loss) of associates		13,362	(5,766)	(24,196)	8,474	(10,834)	2,708
The accumulated other comprehensive loss in separate account(*)		(31,072)	8,223	(153,594)	40,387	(184,666)	48,610
Remeasurements of the defined benefit liability		(473,356)	130,232	347,388	(96,257)	(125,968)	33,975
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		192,125	(50,304)	(299,934)	79,837	(107,809)	29,533

	~~W~~	(1,280,540)	295,605	(3,515,450)	917,667	(4,795,990)	1,213,272

(*)
Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, are included in the other liabilities of principle and interest guaranteed separate account’s financial statement.

F-2
6
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

41.	Income tax expense (continued)

(e)	The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2021 and 2022 are as follows:

	2021		2022
Temporary differences related to Shinhan EZ General Insurance, Ltd. (*)	~~W~~	—	119,553

(*)
Shinhan EZ General Insurance, Ltd., a newly incorporated subsidiary for the current period, suffered a net loss for the current period, etc. As of the end of 2022, deferred corporate tax assets were not recognized as it was determined that the temporary difference to be deducted in excess of the temporary difference to be added and the tax loss were not feasible. The expiration date of unused carried tax losses not recognized as deferred tax assets as of the end of the reporting period is as follows:

	Less than 1 year		1~2 years	2~3 years	More than 3 years	Total
Tax loss carried-forward	~~W~~	9,207	19,979	9,006	76,230	114,422

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2021 and 2022 are as follows:

	2021		2022
Investment in subsidiaries, etc.	~~W~~	(8,486,919)	(8,888,268)

(g)
The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2021 and 2022 are as follows:

	2021		2022
Deferred tax assets	~~W~~	593,852	1,072,327
Deferred tax liabilities		(634,945)	(189,950)

(h)
As of the end of 2022, the Group is in the process of litigation for cases where tax uncertainty exists (claim amount:
~~W~~
30,590 million). The Group determined that there is a high probability of winning the case and reflected it as current corporate tax assets and corporate tax expenses.

F-2
6
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

42.	Earnings per share

(a)	Basic and diluted earnings per share for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	3,414,595	4,019,254	4,642,292
Less:
Dividends to hybrid bond		(85,327)	(116,388)	(156,277)

Net profit available for common stock	~~W~~	3,329,268	3,902,866	4,486,015

Weighted average number of common shares outstanding (*1)(*2)		500,343,324	534,049,948	530,638,621
Basic and diluted earnings per share in won	~~W~~	6,654	7,308	8,454

(*1)
The number of basic ordinary shares outstanding is 508,784,869 shares and the above weighted-average stocks are calculated by reflecting treasury stocks issued and 17,482,000 shares of convertible preferred shares issued on May 1, 2019.

(*2)	Treasury stock has retired on June 1, 2020.

(b)	The calculation details of the weighted average number of ordinary shares for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Number of shares	Number of days
Number of common shares issued	516,599,554	188,558,837,210
Shares of convertible preferred stock	17,482,000	6,380,930,000
Shares of treasury stock	(6,352)	(11,536,338)
Average number of ordinary shares	534,075,202	194,928,230,872
Days		365 days
Weighted average number of ordinary shares		534,049,948

	2022
	Number of shares	Number of days
Number of common shares issued	508,784,869	187,476,994,819
Shares of convertible preferred stock	17,482,000	6,380,930,000
Shares of treasury stock	(6,352)	(174,828,329)
Average number of ordinary shares	526,260,517	193,683,096,490
Days		365 days
Weighted average number of ordinary shares		530,638,621

F-2
6
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

43.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2021 and 2022 are as follows:

	2021		2022
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	10,540,968	12,154,088
Contingent guarantees		4,670,771	4,565,829
ABS and ABCP purchase agreements		1,525,768	1,496,604

		16,737,507	18,216,521

Commitments to extend credit:
Loan commitments in won		81,707,963	83,231,840
Loan commitments in foreign currency		19,807,686	25,052,284
Other agreements (*)		92,338,217	96,971,153

		193,853,866	205,255,277

Endorsed bills:
Secured endorsed bills		8,199	10,025
Unsecured endorsed bills		7,683,165	7,046,806

		7,691,364	7,056,831

	~~W~~	218,282,737	230,528,629

(*)
Unused credit commitments provided to the card customers are included, the amounts are
~~W~~
86,979,545 million for the year ended December 31, 2021 and
~~W~~
90,452,012 million for the year ended December 31, 2022.

F-2
6
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

43.	Commitments and contingencies (continued)

(b)	Pending litigations

The	Group’s pending lawsuits as a defendant as of December 31, 2022 are as follows:

Case	Number of claim	Claim amount		Description	Status
Return of unjust earning	1	~~W~~	33,096	The Plaintiff believes that the group of lenders including the Group unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankrupt creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.	The first trial is ongoing as of December 31, 2022.

Loss claim	1		64,748	Joint Tort liability and Vicarious liability	The first trial is ongoing as of December 31, 2022.

Loss claim	1		36,436	Joint Tort liability and Vicarious liability	The first trial is ongoing as of December 31, 2022.

Hwaseong Bansong-dong Construction Payment Litigation (Hyosung Heavy Industries, etc. 1)	1		25,507	The plaintiffs, as contractors, claimed unpaid construction costs.	The first trial is ongoing as of December 31, 2022.

Others	588		370,892	It includes various cases, such as compensation for loss claim.

	592	~~W~~	530,679

As of the December 31, 2022, the Group has recorded
~~W~~
29,238 million and
~~W~~
3,991 million, respectively, as provisions and insurance contract liabilities (reserve for claims) for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c)
As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (“TRS”, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management (“Lime Fund”). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance
Fund-FX
Hedge (“IIG Fund”) from May 2017 to September 2017. The

F-26
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

43.	Commitments and contingencies (continued)

Group invested the IIG Fund in LAM Enhanced Finance III L.P (“LAM III Fund”) in kind and acquired the LAM III Fund’s beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.
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
Institutional sanctions (banned from the sale of new private equity funds and etc. for six months) against the Group was finalized by the Financial Services Commission on November 12, 2021.
In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.
The prosecution had indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’ by applying the joint penal provisions. On March 15, 2023 the Group was fined
~~W~~
50
million won for negligence in its supervisory duties. The Group has determined the additional legal responsibility that may arise in the future related to the above indictment is not significant.
Considering the board resolutions and the results of the Financial Supervisory Service’s dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(d)
The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of December 31, 2022, approximately
~~W~~
420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery.

(e)
The Group is responsible for the completion of construction when the contractor fails to fulfill its responsibilities. In case the Group fails to fulfill its responsibility, it is in the process of a responsible-for-completion
land trust project (154 cases other than the new residential and commercial apartment project in
Jongno-gu,
Seoul (excluding completed workplaces)) to compensate for damages incurred to the financial institutions, and for the period ended December 31, 2022, the total PF loans amounted to
~~W~~
5,194.9 billion. The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group’s failure to fulfill its responsibilities. As of December 31, 2022, the risk of the Group to bear the responsibility to complete the project is low, and the loss cannot be reliably measured, hence this was not reflected in the financial statements for the period ended December 31, 2022. Meanwhile, the process of each business sites will be continuously monitored.

F-26
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

44.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Cash and due from banks at amortized cost	~~W~~	33,420,549	28,471,127	29,551,335
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(2,488,156)	(1,490,600)	(1,886,179)
Restricted due from banks		(4,072,993)	(2,877,084)	(3,663,731)

		(6,561,149)	(4,367,684)	(5,549,910)

	~~W~~	26,859,400	24,103,443	24,001,425

(b)	Significant non-cash activities for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Investment conversion	~~W~~	58,528	32,239	—
Transfers from construction-in-progress to property and equipment		56,575	18,748	33,983
Transfers between property and equipment and investment property		4,064	73,773	9,554
Transfers between assets held for sale and property and equipment		31,633	1,022	101,757
Transfers between investment property and assets held for sale		910	2,238	83,664
Accounts payable for purchase of intangible assets, etc.		137,476	137,058	117,743
Transaction for right-of-use assets		281,785	289,995	293,590
Exchange of shares related to acquisition of subsidiaries		629,449	—	—
Exchange of shares related to disposal of treasury stocks		287,669	—	—

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

44.	Statement of cash flows (continued)

(c)	Changes in assets and liabilities arising from financing activities for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Net Derivative liabilities		Borrowings	Debt securities issued	Lease liabilities	Total
Beginning balance	~~W~~	(88,784)	41,594,064	75,134,394	594,161	117,233,835
Changes from cash flows		12,667	849,212	4,417,830	(275,273)	5,004,436
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	(71,390)	9,257	10,873	(51,260)
Changes in foreign currency		—	193,892	779,919	16,235	990,046
Other		(5,290)	601,287	(192,037)	266,694	670,654

Ending balance	~~W~~	(81,407)	43,167,065	80,149,363	612,690	123,847,711

	2022
	Net Derivative liabilities		Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	(81,407)	43,167,065	80,149,363	612,690	—	123,847,711
Changes from cash flows		71,629	6,145,271	(2,255,974)	(259,913)	49,993	3,751,006
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	(94,209)	45,713	13,379	—	(35,117)
Changes in foreign currency		—	294,867	58,406	19,032	—	372,305
Other		541,712	(233,819)	(708,725)	237,049	(2,666)	(166,449)
Business combination (Note 47)		—	—	—	1,102	—	1,102

Ending balance	~~W~~	531,934	49,279,175	77,288,783	623,339	47,327	127,770,558

45.	Related parties
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

F-2
69

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

(a)	Balances with the related parties as of December 31, 2021 and 2022 are as follows:

Related party	Account	2021		2022
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	61	38
”	Credit card loans		87	117
”	Deposits		14,870	18,745
”	Unused credit commitments		—	1
Partners 4th Growth Investment Fund	Deposits		10,096	742
Shinhan EZ General Insurance, Ltd. (*2)	Credit card loans		24	—
”	ACL		(2)	—
”	Other provisions		4	—
”	Deposits		1,455	—
Dream High Fund III (*1)	Deposits		4	—
Midas Dong-A Snowball Venture Fund 2	Deposits		350	—
Incorporated association Finance Saving Information Center	Deposits		16	2
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		11,880	11,880
”	Other assets		—	44
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		345	427
Korea Finance Security	Deposits		457	415
SHINHAN-CORE TREND GLOBAL FUND 1 (*1)	Unearned revenue		17	—
Hermes Private Investment Equity Fund	Deposits		246	218
Korea Credit Bureau	Deposits		1,394	721
Goduck Gangil1 PFV Co., Ltd	Loans		12,000	6,825
”	ACL		(52)	(20)
”	Deposits		—	3
SBC PFV Co., Ltd	Deposits		33,278	21,163
Sprott Global Renewable Private Equity Fund I	Deposits		176	100
IMM Global Private Equity Fund	Loans		800	800
”	ACL		(3)	(3)
”	Deposits		21,543	14,824
Goduck Gangil10 PFV Co., Ltd	Loans		7,600	3,100
”	ACL		(24)	(9)
”	Deposits		72,740	26,880
Shinhan Global Healthcare Fund 2	Deposits		1	1
One Shinhan Global Fund 1	Unearned revenue		104	—
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits		23	151
EDNCENTRAL Co.,Ltd.	Loans		19,739	—
”	Accrued income		9	—
”	Deposits		1	—
”	Unearned revenue		40	—
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,919	3,949

F-2
7
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

Related party	Account	2021		2022
Investments in associates (continued):
Neoplux Market-Frontier Secondary Fund	Account receivables	~~W~~	954	904
Gyeonggi-Neoplux Superman Fund	Account receivables		620	623
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		1,002	978
SHINHAN-NEO Core Industrial Technology Fund	Account receivables		—	124
KTC-NP Growth Champ 2011-2 Private Equity Fund	Account receivables		4,512	2,675
Neoplux No.3 Private Equity Fund	Account receivables		662	3,190
NV Station Private Equity Fund	Deposits		41	21
Korea Digital Asset Custody	Deposits		526	153
SW- S Fund	Deposits		115	112
Shinhan Smilegate Global PEF I	Unearned revenue		49	9
WaveTechnology co.Ltd	Deposits		99	41
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		513	513
iPIXEL Co.,Ltd.	Loans		55	—
”	Deposits		651	225
CJL No.1 Private Equity Fund	Deposits		779	603
NewWave 6th Fund	Account receivables		—	849
Nova New Technology Investment Fund No.1	Deposits		357	215
DS Power Semicon Private Equity Fund	Deposits		—	100
Genesis No.1 Private Equity Fund	Deposits		—	19
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		—	59
Newlake Growth Capital Partners2 PEF	Deposits		—	353
Logisvalley Shinhan REIT Co.,Ltd.	Loans		—	43,000
”	ACL		—	(28)
”	Account receivables		—	81
”	Deposits		—	1,421
Shinhan-Albatross tech investment Fund	Deposits		—	3,402
Shinhan Global Active REIT Co.Ltd	Deposits		—	393
Shinhan VC tomorrow venture fund 1	Account receivables		—	850
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1	Accrued income		—	1
SH Global Net Zero Solution Security Investment Trust	Accrued income		—	2
SEOKWANG T&I	Deposits		—	1
Shinhan Time 1st Investment fund	Deposits		—	238
DeepBlue No.1 Private Equity Fund	Deposits		—	400
Key management personnel and their immediate relatives:	Loans		6,149	6,561

	Assets		70,850	87,471

	Liabilities	~~W~~	159,432	91,731

F-2
7
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

(*1)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2022.
(*2)
For the year ended December 31, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd.

(b)	Transactions with the related parties for the years ended December 31, 2020, 2021 and 2022 are as follows:

Related party	Account	2020		2021	2022
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	3,390	3,023	1,890
”	Interest expense		(5)	(13)	(52)
”	General and administrative expenses		(4)	(2)	(1)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		361	323	42
Shinhan EZ General Insurance, Ltd. (*4)	Fees and commission income		10	10	2
”	Reversal for credit loss		—	6	5
”	Other operating income		333	—
”	Interest expense		—	(1)	(1)
SM New Technology Business Investment Fund I (*2)	Fees and commission income		—	187	—
Partners 4th Growth Investment Fund	Interest expense		(4)	(11)	(12)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		54	129	146
KDBC Midas Dong-A Snowball Venture Fund No.2	Interest expense		(2)	—	—
SHC-K2 Global Material Fund (*1)	Fees and commission income		19	—	—
Synergy-Shinhan Mezzanine New Technology Investment Fund (*1)	Fees and commission income		50	—	—
Shinhan-Midas Dong-A Secondary Fund	Fees and commission income		63	115	121
GX Shinhan interest 1st Private Equity Fund (*1)	Fees and commission income		454	—	—
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		361	271	181
SHC ULMUS Fund No.1 (*1)	Fees and commission income		39	—	—
Shinhan-PS Investment Fund No.1	Fees and commission income		20	20	15
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		525	530	522
”	Other operating income		3	—	—

F-2
7
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

Related party	Account	2020		2021	2022
Investments in associates (continued):
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income	~~W~~	2,501	974	1,550
KOREA FINANCE SECURITY	Fees and commission income		10	8	6
”	Interest expense		(1)	(1)	—
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		206	1,028	140
Shinhan-Rhinos 1 Fund (*3)	Fees and commission income		64	47	61
SHINHAN-CORE TREND GLOBAL FUND1 (*3)	Fees and commission income		100	106	—
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		240	240	118
One Shinhan Global Fund1	Fees and commission income		399	208	104
Open-Shinhan Portfolio Investment Association No. 1	Fees and commission income		59	59	—
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		218	241	227
Korea Credit Bureau	Fees and commission income		13	14	13
”	Interest expense		(12)	(9)	—
Goduck Gangil1 PFV Co., Ltd	Interest income		915	754	377
”	Reversal for credit loss		7	20	31
SBC PFV Co., Ltd	Fees and commission income		732	776	808
”	Interest expense		(5)	(14)	(23)
IMM Global Private Equity Fund	Interest income		25	23	29
”	Interest expense		(13)	(49)	(274)
”	Provision for credit loss		—	(1)	—
Goduck Gangil10 PFV Co., Ltd	Interest income		299	283	171
”	Fees and commission income		793	—	—
”	Interest expense		(4)	(78)	(738)
”	Provision for credit loss		(19)	(4)	14
IGIS PRIVATE REAL ESTATE TRUST NO.331 (*2)	Interest income		731	—	—
”	Other operating expense		(67)	—	—
”	Fees and commission income		478	—	—
COSPEC BIM tech (*2)	Interest income		—	41	—
”	Reversal(provision) for credit loss		(95)	95	—
Korea Omega Project Fund I	Fees and commission income		131	180	180

F-2
7
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

Related party	Account	2020		2021	2022
Investments in associates (continued):
New Green Shinhan Mezzanine Fund (*2)	Fees and commission income	~~W~~	42	334	—
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		174	202	202
EDNCENTRAL Co.,Ltd.	Interest income		649	1,140	267
”	Fees and commission income		578	714	3,212
”	Other operating expense		(121)	—	—
Shinhan Western T&D Consignment Management Real Estate Investment Co., Ltd (*1)	Fees and commission income		300	—	—
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		165	386	386
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment (*2)	Interest income		9	1	—
”	Fees and commission income		44	5,474	—
Future-Creation Neoplux Venture Capital Fund	Interest income		14	31	74
”	Fees and commission income		116	308	53
Neoplux Market-Frontier Secondary Fund	Fees and commission income		416	954	904
Gyeonggi-Neoplux Superman Fund	Fees and commission income		149	621	623
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		308	1,002	978
NewWave 6th Fund	Fees and commission income		303	1,210	1,014
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		3	498	498
KTC-NP Growth Champ 2011-2 Private Equity Fund	Interest income		5	26	59
”	Fees and commission income		86	—	—
Neoplux No.3 Private Equity Fund	Fees and commission income		748	2,433	3,190
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45 (*3)	Fees and commission income		1,412	83	—
CREDIAN T&F 2020 CORPORATE FINANCIAL STABILITY PRIVATE EQUITY FUND (*1)	Interest expense		(1)	—	—
Shinhan Smilegate Global PEF I	Fees and commission income		—	189	49
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		—	2,026	2,050

F-2
7
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

Related party	Account	2020		2021	2022
Investments in associates (continued):
Korea Digital Asset Custody	Interest expense	~~W~~	—	(2)	—
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		—	41	76
Ulmus SHC innovation investment fund	Fees and commission income		—	63	94
iPIXEL Co.,Ltd.	Interest income		—	2	1
CJL No.1 Private Equity Fund	Interest expense		—	(2)	(7)
Reverent-Shinhan Vista Fund	Fees and commission income		—	90	40
Hermes Private Investment Equity Fund	Interest expense		—	(1)	—
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		—	115	279
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		—	32	100
Shinhan-Time mezzanine blind Fund	Fees and commission income		—	300	107
Shinhan VC tomorrow venture fund 1	Fees and commission income		—	419	3,400
JS Shinhan Private Equity Fund	Fees and commission income		—	250	587
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		—	—	591
Shinhan-Kunicorn first Fund	Fees and commission income		—	—	261
Shinhan-Quantum Startup Fund	Fees and commission income		—	—	125
Shinhan Simone Fund I	Fees and commission income		—	—	78
ShinhanFitrin 1st Technology Business Investment Association	Fees and commission income		—	—	59
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		—	—	(1)
Logisvalley Shinhan REIT Co.,Ltd.	Interest income		—	—	1,018
”	Fees and commission income		—	—	458
”	Interest expense		—	—	(1)
”	Provision(reversal) for credit loss		—	—	(28)
Shinhan-Albatross tech investment Fund	Interest expense		—	—	(7)
Shinhan-Dev healthcare Fund I	Fees and commission income		—	—	66
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		—	—	192
Global Commerce Fund	Fees and commission income		—	—	10
Shinhan-HGI Social Enterprise Fund	Fees and commission income		—	—	27

F-2
7
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

Related party	Account	2020		2021	2022
Investments in associates (continued):
Shinhan-WWG Energy Fund New Technology Venture Investment Fund	Fees and commission income	~~W~~	—	—	22
IGIS-Shinhan New Technology Fund 1	Fees and commission income		—	—	36
Shinhan-G.N.Tech Smart Innovation Fund	Fees and commission income		—	—	81
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1	Fees and commission income		—	—	6
SH Global Net Zero Solution Security Investment Trust	Fees and commission income		—	—	82
Newlake Growth Capital Partners2 PEF	Interest expense		—	—	(1)
Shinhan Global Active REIT Co.Ltd	Interest expense		—	—	(1)
DeepBlue No.1 Private Equity Fund	Interest expense		—	—	(2)
DS SHINHAN Content Investment Fund 1	Fees and commission income		—	—	18
Shinhan Time 1st Investment fund	Fees and commission income		—	—	4
SHINHAN SGC ESG Fund No.1	Fees and commission income		—	—	5
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Fees and commission income		—	—	4
Shinhan-iSquare Venture Fund 1st	Fees and commission income		—	—	3
Key management personnel and their immediate relatives
Interest income			126	122	205

		~~W~~	18,897	28,589	27,198

(*1)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2020.
(*2)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2021.
(*3)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2022.
(*4)
For the year ended December 31, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd. The transaction amount for the years ended December 31, 2020, 2011 and 2022 is the amount before being incorporated into the consolidation target.

F-27
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial State
ment
s
(In millions of won)

45.	Related parties (continued)

(c)	Key management personnel compensation
Key management personnel compensation for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020		2021	2022
Short-term employee benefits	~~W~~	23,468	23,972	27,591
Severance benefits		651	686	817
Share-based payment transactions (*)		2,628	13,886	9,777

	~~W~~	26,747	38,544	38,185

(*)	The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

(d)	The guarantees provided between the related parties as of December 31, 2021 and 2022 are as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2021		2022	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused loan limit
”	Key Management Personnel		1,607	2,143	”
Shinhan Card	BNP Paribas Cardif Life Insurance		913	883	Unused credit line
”	Shinhan EZ General Insurance, Ltd. (*)		226	—	”
The Group	Structured entities		207,078	296,118	Purchase agreement

		~~W~~ 219,824		309,144

(*)
For the year ended December 31, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd.

F-27
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

(e)	Details of collaterals provided by the related parties as of December 31, 2021 and 2022 are as follows:

			Amount of assets pledged
Provided to	Provided by	Pledged assets	2021		2022
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,400
	iPIXEL Co.,Ltd.	Electronic credit guarantee		190	190
	Logisvalley Shinhan REIT Co.,Ltd.	Collateral trust		—	51,600
	Key Management Personnel	Properties		10,012	8,073
	”	Deposits and etc.		2,011	1,306
	”	Guarantee		375	3,092

				12,398	12,471

			~~W~~	24,588	76,661

(f)	Details of significant loan transactions with related parties as of December 31, 2021 and 2022 are as follows:

		December 31, 2021
Classification	Company	Beginning		Execution	Collection	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,973	—	—	(93)	11,880
	IGIS PRIVATE REAL ESTATE TRUST NO.331		9,688	—	(9,769)	81	—
	EDNCENTRAL Co.,Ltd.		19,381	—	—	358	19,739
	Goduck Gangil1 PFV Co., Ltd.		24,000	—	(12,000)	—	12,000
	Goduck Gangil10 PFV Co., Ltd.		9,400	600	(2,400)		7,600
	IMM Global Private Equity Fund		800	—	—	—	800
	COSPEC BIM tech		151	—	—	(151)	—
	iPIXEL Co.,Ltd.		—	71	—	(16)	55
Key Management Personnel			5,146	5,315	(4,311)	—	6,150

	Total	~~W~~	80,539	5,986	(28,480)	179	58,224

(*)	The effect on changes in allowance for credit loss is included.

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Related parties (continued)

		December 31, 2022
Classification	Company	Beginning		Execution	Collection	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,880	—	—	—	11,880
	EDNCENTRAL Co.,Ltd.		19,739	—	(20,000)	261	—
	Goduck Gangil1 PFV Co., Ltd.		12,000	—	(5,175)	—	6,825
	Goduck Gangil10 PFV Co., Ltd.		7,600	—	(4,500)	—	3,100
	IMM Global Private Equity Fund		800	—	—	—	800
	iPIXEL Co.,Ltd.		55	—	—	(55)	—
	Logisvalley Shinhan REIT Co.,Ltd.		—	43,000	—	—	43,000
Key Management Personnel			6,150	4,590	(4,177)	—	6,563

	Total	~~W~~	58,224	47,590	(33,852)	206	72,168

(*)	The effect on changes in allowance for credit loss is included.

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

F-2
79

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

46.	Interests in unconsolidated structured entities (continued)

Description

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.
The size of unconsolidated structured entities as of December 31, 2021 and 2022 are as follows:

	2021		2022
Total assets:
Asset-backed securitization	~~W~~	248,200,446	237,920,155
Structured financing		255,854,384	343,752,304
Investment fund		301,241,508	343,504,568

	~~W~~	805,296,338	925,177,027

F-2
8
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

46.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks
i) The carrying values of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2021 and 2022 are as follows:

	2021
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	16,352	156,630	42,231	215,213
Loan at amortized cost		731,184	13,548,490	155,572	14,435,246
Securities at fair value through profit or loss		3,752,394	235,238	14,014,493	18,002,125
Derivate assets		4,343	16,560	—	20,903
Securities at fair value through other comprehensive income		2,510,057	215,237	—	2,725,294
Securities at amortized cost		6,493,106	—	—	6,493,106
Other assets		138	17,280	177	17,595

	~~W~~	13,507,574	14,189,435	14,212,473	41,909,482

Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	3,817	48	—	3,865
Other liabilities		103	21,683	—	21,786

	~~W~~	3,920	21,731	—	25,651

	2022
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	9,269	693,630	498	703,397
Loan at amortized cost		869,478	15,725,255	183,263	16,777,996
Securities at fair value through profit or loss		2,475,307	250,470	13,767,837	16,493,614
Derivate assets		4,432	—	—	4,432
Securities at fair value through other comprehensive income		1,832,987	179,714	—	2,012,701
Securities at amortized cost		6,894,241	—	—	6,894,241
Other assets		4,337	44,448	5,608	54,393

	~~W~~	12,090,051	16,893,517	13,957,206	42,940,774

Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	24,902	91	—	24,993
Other liabilities		788	18,840	101	19,729

	~~W~~	25,690	18,931	101	44,722

F-2
8
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

46.	Interests in unconsolidated structured entities (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of December 31, 2021 and 2022 are as follows:

	2021
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	13,507,574	14,189,435	14,212,473	41,909,482
ABS and ABCP purchase agreements		895,273	2,210	2,703,353	3,600,836
Loan commitments		439,843	984,082	6,900	1,430,825
Guarantees		21,200	105,550	—	126,750
Others		—	150,579	—	150,579

	~~W~~	14,863,890	15,431,856	16,922,726	47,218,472

	2022
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	12,090,051	16,893,517	13,957,206	42,940,774
ABS and ABCP purchase agreements		1,014,702	104,773	2,257,564	3,377,039
Loan commitments		419,039	988,331	—	1,407,370
Guarantees		15,000	80,000	—	95,000
Others		—	103,039	—	103,039

	~~W~~	13,538,792	18,169,660	16,214,770	47,923,222

47.	Business combination

(a)	Shinhan EZ General Insurance, Ltd.
i) General information
On June 30, 2022, the Group obtained control by acquiring 94.54% (The acquisition price of
~~W~~
41 billion) of the total issued shares of Shinhan EZ General Insurance, Ltd. (formerly, BNP Paribas Cardif General Life Insurance Ltd.) after the Financial Services Commission approved the incorporation of subsidiary on June 9, 2022. The main reason for business combination is to secure new business opportunities in the insurance finance area and to achieve synergy between existing businesses.

F-2
8
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

47.	Business combination (continued)

ii) Identifiable net assets
Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

	Amount (*1)
Assets:
Cash and due from banks at amortized cost	~~W~~	79,723
Securities at fair value through profit or loss		5,977
Securities at fair value through other comprehensive income		24,805
Loans at amortized cost (*2)		98
Property and equipment		1,938
Intangible assets		4,425
Other assets		36,980

		153,946

Liabilities:
Liabilities under insurance contracts (*3)		71,406
Other liabilities		26,824

		98,230

Fair value of the identifiable net assets	~~W~~	55,716

(*1)
The accounting for the acquisition of Shinhan EZ General Insurance, Ltd. was determined using the identifiable assets and liabilities recognized by Shinhan EZ General Insurance, Ltd. at the time of business combination.

(*2)
During the business combination, the Group acquired receivables that were fair value of
~~W~~
98 million, and the total contract amount was
~~W~~
98 million. There is no contractual cash flow that is not expected to be recovered from the receivables.

(*3)
VOBA (Value Of Business Acquired) measured separately was adjusted by applying the direct method based on the actuarial appraisal value model to the carrying amount of the acquired company’s insurance contract liabilities.

iii) Gain from bargain purchase
Gain from bargain purchase recognized as a result of business combination is as follows:

	Amount
Transfer cost (*)	~~W~~	43,367
Fair value of the identifiable net assets		55,716

Gain from bargain purchase	~~W~~	(12,349)

(*)	Includes the 5.46% shares Shinhan Life Insurance Co., Ltd. held.
iv) Expenses related to business combination
The expenses in connection with the business combination amounts to
~~W~~
1,259 million, including legal fees and due diligence fees, and the fee was recognized as a fee and commission expense in the consolidated comprehensive income.

F-2
8
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

47.	Business combination (continued)

v) Net cash outflows from business combination

	Amount
Consideration paid in cash	~~W~~	41,000
Cash and cash equivalent acquired		13,869

Net cash outflows	~~W~~	27,131

vi) If Shinhan EZ General Insurance had been consolidated from the beginning of the current year, the operating loss and net loss of Shinhan EZ General Insurance, which would have been recorded in the consolidated statement of comprehensive income, ar
e
~~W~~
15,242 million and
~~W~~
15,030 million, respectively.

(b)	The merger of Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc.
Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged on January 5, 2022 to form a holding company named Shinhan Asset Management Co., Ltd. As a result of the merger, the common shareholders as of immediately prior to the merger of Shinhan Alternative Investment Management Inc. (the merged company) are entitled to receive 0.4430946 share of Shinhan Asset Management Co., Ltd. (the surviving company)’s common share (
~~W~~
5,000 per share) per common share of Shinhan Alternative Investment Management Inc. There is no further transfer of any such shares except in accordance with the exchange ratio agreed upon by both parties under the merger agreement addressed above.

48.	Events after reporting period

(a)	Decided to acquire and retire treasury stock
The controlling company decided to acquire and retire treasury stocks that worth
~~W~~
150 billion through a resolution of the Board of Directors on February 8, 2023, in order to enhance shareholder value.

49.	Uncertainty due to changes in domestic and global economic conditions
Increased internal and external economic uncertainty, such as inflation and rising market interest rates, and the prolonged
COVID-19
are negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with IFRS 9 ‘Financial Instruments’ and there have been changes in forward-looking information due to the increase in future uncertainty. Accordingly, the probability of default rate for the year ended December 31, 2022 is re-estimated
using changed forward-looking information on major variables such as GDP growth rate, consumer price fluctuation rate and unemployment rate to compute the probability of default rate. The Group will continue to monitor internal and external economic uncertainties and the impact of the
COVID-19
on the economy.

F-2
8
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

49.	Uncertainty due to changes in domestic and global economic conditions (continued)

Risk exposures by major consolidated subsidiaries due to
COVID-19
are as follows, figures may significantly vary for industries that are highly affected by future economic conditions:

(a)	Shinhan Bank

	2021
	Airlift passenger		Lodging	Oil/ petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	164,904	3,314,684	937,385	219,859	86,241	2,082,545	92,152	6,897,770
Securities at fair value through profit or loss		—	—	29,911	—	—	—	2,737	32,648
Securities at fair value through other comprehensive income		114,158	18,142	264,343	—	7,123	10,678	—	414,444
Off-balance accounts		364,351	323,638	2,650,311	20,196	91,622	982,026	37,941	4,470,085

	~~W~~	643,413	3,656,464	3,881,950	240,055	184,986	3,075,249	132,830	11,814,947

	2022
	Airlift passenger		Lodging	Oil/ petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	154,076	3,281,340	1,217,228	209,652	76,982	2,160,803	56,719	7,156,800
Securities at fair value through other comprehensive income		123,875	18,416	211,000	—	—	14,776	—	368,067
Securities at amortized cost		59,997	—	—	—	—	—	—	59,997
Off-balance accounts		435,399	254,076	2,731,899	8,500	76,817	1,162,054	36,784	4,705,529

	~~W~~	773,347	3,553,832	4,160,127	218,152	153,799	3,337,633	93,503	12,290,393

(b)	Shinhan Card Co., Ltd.

	2021
	Retails
	Credit sales		Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	371,197	152,838	387,318	911,353
Total Exposure		814,598		—	814,598

	2022
	Retails
	Credit sales		Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	439,882	187,652	424,445	1,051,979
Total Exposure		870,572		—	870,572

F-2
8
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

49.	Uncertainty due to changes in domestic and global economic conditions (continued)

(c)	Jeju Bank

	2021
	Airlift passenger		Lodging	Art-related	Movie theater	Leisure related service industry	Bus business	Bath business	Youth training facilities business	Total
Loans at amortized cost	~~W~~	—	295,664	4,161	596	25,432	7,535	17,089	5,466	355,943
Off-balance accounts		4	5,439	161	4	991	197	538	6	7,340

	~~W~~	4	301,103	4,322	600	26,423	7,732	17,627	5,472	363,283

	2022
	Airlift passenger		Lodging	Art-related	Movie theater	Leisure related service industry	Bus business	Bath business	Youth training facilities business	Total
Loans at amortized cost	~~W~~	—	303,118	4,752	226	11,299	8,152	9,064	5,438	342,049
Off-balance accounts		1	6,107	173	4	841	384	339	4	7,853

	~~W~~	1	309,225	4,925	230	12,140	8,536	9,403	5,442	349,902

As of December 31, 2021 and 2022, the exposure of the loans applied for moratorium of interest payments and moratorium of repayment in installments is as follows:

(a)	Shinhan Bank

	2021		2022
Moratorium of interest payments	~~W~~	224,449	165,442
Moratorium of repayment in installments		1,342,366	1,105,481
Moratorium of interest payments and moratorium of repayment in installments		65,773	66,218

	~~W~~	1,632,588	1,337,141

(b)	Jeju Bank

	2021		2022
Moratorium of interest payments	~~W~~	348	—
Moratorium of repayment in installments		276,193	351,129

	~~W~~	276,541	351,129

F-28
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

50.	LIBOR Interest rate
The effective interest rate, not the carrying value, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. Regarding the suspension of LIBOR interest rate calculation, the financial instruments that have not been converted to replaced interest rate benchmark among the LIBOR interest rates as of December 31, 2021 and December 31, 2022 are as follows:

(a)	Non-derivative financial assets

	2021
	Carrying Value
	USD LIBOR(*2)		JPY LIBOR	EUR LIBOR	Other LIBORs
Due from banks and loans at amortized cost:
Loans	~~W~~	2,768,972	207,660	49,642	122,104
Securities at fair value through other comprehensive income:
Financial institution bonds		167,167	—	—	—
Corporate bonds and others		281,949	—	—	—

		449,116	—	—	—

Commitments and guarantee contracts (*1)	~~W~~	280,224	39,148	56,552	13,853

(*1)	The commitments and guarantee contracts are in nominal amount.
(*2)	The instruments that will be matured before the end of June 30, 2023 when USD LIBOR interest rate calculation is discontinued are excluded.

	2022
	Carrying Value
	USD LIBOR(*2)		JPY LIBOR	EUR LIBOR	Other LIBORs
Due from banks and loans at amortized cost:
Loans	~~W~~	2,511,050	—	—	—
Financial assets at fair value through profit or loss:
Corporate bonds and others		253,126	—	—	—
Securities at fair value through other comprehensive income:
Financial institution bonds		189,047	—	—	—
Corporate bonds and others		229,030	—	—	—

		418,077	—	—	—

Commitments and financial guarantee contracts (*1)	~~W~~	217,839	—	—	—

(*1)	The commitments and guarantee contracts are in nominal amount.
(*2)	The instruments that will be matured before the end of June 30, 2023 when USD LIBOR interest rate calculation is discontinued are excluded.

F-28
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

50.	LIBOR Interest rate (continued)

(b)	Non-derivative financial liabilities

	2021
	Carrying Value
	USD LIBOR(*)		JPY LIBOR	EUR LIBOR	Other LIBORs
Financial liabilities at amortized cost:
Deposits	~~W~~	200,000	—	—	—
Borrowings		347,420	—	—	—
Debt securities issued		986,871	—	—	—

	~~W~~	1,534,291	—	—	—

(*)	The instruments that will be matured before the end of June 30, 2023 when USD LIBOR interest rate calculation is discontinued are excluded.

	2022
	Carrying Value
	USD LIBOR(*)		JPY LIBOR	EUR LIBOR	Other LIBORs
Financial liabilities at amortized cost:
Deposits	~~W~~	200,000	—	—	—
Borrowings		50,692	—	—	—
Debt securities issued		1,355,525	—	—	—

	~~W~~	1,606,217	—	—	—

Financial liabilities designated at fair value through profit or loss
Derivatives-combined securities	~~W~~	15,000	—	—	—

(*)	The instruments that will be matured before the end of June 30, 2023 when USD LIBOR interest rate calculation is discontinued are excluded.

(c)	Derivatives

	2021
	Notional amount
	USD LIBOR(*)		JPY LIBOR	EUR LIBOR	Other LIBORs
Trading:
Interest rates related	~~W~~	10,772,390	—	—	—
Foreign currency related		10,900,844	—	—	—
Equity related		268,243	—	—	—
Credit related		1,108	—	—	—
Others		379,360	—	—	—

		22,321,945	—	—	—

Hedge:
Interest rates related		4,150,155	—	—	—
Foreign currency related		278,705	—	—	—

	~~W~~	4,428,860	—	—	—

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

50.	LIBOR Interest rate (continued)

(*)	The instruments that will be matured before the end of June 30, 2023 when USD LIBOR interest rate calculation is discontinued are excluded.

	2022
	Notional amount
	USD LIBOR(*)		JPY LIBOR	EUR LIBOR	Other LIBORs
Trading:
Interest rates related	~~W~~	11,488,018	—	—	—
Foreign currency related		11,718,419	—	—	—
Equity related		183,779	—	—	—
Credit related		2,370	—	—	—
Others		405,536	—	—	—

		23,798,122	—	—	—

Hedge:
Interest rates related		4,196,714	—	—	—
Foreign currency related		258,529	—	—	—

	~~W~~	4,455,243	—	—	—

(*)	The instruments that will be matured before the end of June 30, 2023 when USD LIBOR interest rate calculation is discontinued are excluded.

F-2
89

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

51.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements
STATEMENTS OF FINANCIAL POSITION

	2021		2022
Assets
Deposits
Banking subsidiaries	~~W~~	3,913	2,187
Other		41,000	—
Receivables from subsidiaries:
Non-banking subsidiaries		3,976,059	4,009,467
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,797,222	13,797,222
Non-banking subsidiaries		16,537,819	16,933,142
Financial assets at FVTPL		1,617,734	1,778,475
Derivative assets		17,933	—
Property, equipment and intangible assets, net		10,597	11,411
Other assets
Banking subsidiaries		326,216	483,688
Non-banking subsidiaries		468,150	384,443
Other		19,250	56,279

Total assets	~~W~~	36,815,893	37,456,314

Liabilities and equity
Borrowings	~~W~~	—	20,000
Debt securities issued		9,559,553	9,815,457
Derivative liabilities		6,263	—
Accrued expenses & other liabilities		844,701	944,308

Total liabilities		10,410,517	10,779,765

Equity		26,405,376	26,676,549

Total liabilities and equity	~~W~~	36,815,893	37,456,314

F-2
9
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

51.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME

	2020		2021	2022
Income
Dividends from banking subsidiaries	~~W~~	892,420	772,420	902,420
Dividends from non-banking subsidiaries		495,110	807,803	568,474
Interest income from banking subsidiaries		194	173	236
Interest income from non-banking subsidiaries		68,914	75,013	87,215
Other income		268,784	235,746	251,999

Total income		1,725,422	1,891,155	1,810,344

Expenses
Interest expense		(231,205)	(210,535)	(222,413)
Other expense		(216,708)	(259,188)	(367,015)

Total expenses		(447,913)	(469,723)	(589,428)

Profit before income tax expense		1,277,509	1,421,432	1,220,916

Income tax expense		3,066	7,476	(28,335)

Profit for the year	~~W~~	1,274,443	1,413,956	1,249,251

F-2
9
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

51.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2020		2021	2022
Cash flows from operating activities
Profit before income taxes	~~W~~	1,277,509	1,421,432	1,220,916
Non-cash items included in profit before tax		(1,313,967)	(1,456,374)	(1,245,848)
Changes in operating assets and liabilities		(1,272,738)	605,089	163,179
Net interest paid		(165,570)	(134,269)	(127,247)
Dividend received from subsidiaries		1,386,843	1,578,920	1,470,400
Income tax paid		—	(1,102)	(3,487)

Net cash provided by (used in) operating activities		(87,923)	2,013,696	1,477,913

Cash flows from investing activities
Net loan origination to non-banking subsidiaries		(1,073,657)	(649,384)	68,000
Acquisition of subsidiary		(73,335)	(379,857)	(374,126)
Disposal of investments in subsidiaries		—	—	20,354
Other, net		(100,875)	(452,672)	(403,743)

Net cash used in investing activities		(1,247,867)	(1,481,913)	(689,515)

Cash flows from financing activities
Issuance of common stocks		1,154,347	—	—
Issuance of hybrid bonds		448,699	1,154,597	997,120
Repayments of hybrid bonds		—	—	(135,000)
Net changes in borrowings		—	—	20,000
Issuance of debt securities issued		2,240,581	1,428,704	2,206,672
Repayments of debt securities issued		(1,384,000)	(1,890,000)	(2,036,000)
Dividend paid		(968,847)	(1,218,761)	(1,540,871)
Acquisition of treasury stock		(150,448)	(79)	(300,600)
Disposition of and incineration cost of treasury stock		(3,033)	—	(60)
Payment of stock issuance costs		—	(605)	—
Redemption of lease liabilities		(1,673)	(1,701)	(1,431)

Net cash provided by (used in) financing activities		1,335,626	(527,845)	(790,170)

Effect of exchange rate changes on cash and cash equivalents held		—	23	(3)

Net increase (decrease) in cash and cash equivalents		(164)	3,961	(1,775)

Cash and cash equivalents at beginning of year		164	—	3,961

Cash and cash equivalents at end of year	~~W~~	—	3,961	2,186

F-2
9
2